Form 20-F
period 2008-12-31
SAFE BULKERS, INC.
filed 2009-05-19
CIK 1434754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2008

☐ Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☐ Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number 001-34077

SAFE BULKERS, INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)

32 Avenue Karamanli
P.O. Box 70837
16605 Voula
Athens, Greece
(Address of principal executive offices)

Dr. Loukas Barmparis
President
32 Avenue Karamanli
P.O. Box 70837
16605 Voula
Athens, Greece
Telephone : +30 210 899 4980
Facsimile : +30 210 895 4159
(Name, Address, Telephone Number and Facsimile Number of Company Contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Common Stock, $0.001 par value per share	New York Stock Exchange
Preferred stock purchase rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2008, there were 54,501,334 shares of the registrant’s common stock outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐  No  ☒

FORWARD-LOOKING STATEMENTS

          All statements in this annual report that are not statements of historical fact are “forward-looking statements.” The disclosure and analysis set forth in this annual report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as forward-looking statements. In some cases, predictive, future-tense or forward-looking words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the SEC, other information sent to our security holders, and other written materials.

          Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results and future revenues and expenses;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	availability of crew, length and number of off-hire days, drydocking requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates, vessel values and factors affecting supply and demand;

•

our financial condition and liquidity, including our ability to make required payments under our credit facilities and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	our expectations about availability of vessels to purchase, the time that it may take to construct and deliver new vessels or the useful lives of our vessels;

•	our continued ability to enter into period time charters with our customers and secure profitable employment for our vessels in the spot market;

•	our expectations relating to dividend payments and ability to make such payments;

•	our ability to leverage to our advantage our Manager’s relationships and reputation within the drybulk shipping industry;

•	our anticipated general and administrative expenses;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	risks inherent in vessel operation, including discharge of pollutants;

•	potential liability from future litigation; and

•	other factors discussed in “Item 3. Key Information — D. Risk Factors” of this annual report.

          We caution that the forward-looking statements included in this annual report represent our estimates and assumptions only as of the date of this annual report and are not intended to give any assurance as to future results. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. The reasons for this include the risks, uncertainties and factors

ii

described under “Item 3. Key Information — D. Risk Factors”. As a result, the forward-looking events discussed in this annual report might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

          We undertake no obligation to update or revise any forward-looking statements contained in this annual report, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

          The following table presents selected combined and consolidated financial and other data of Safe Bulkers, Inc. for each of the four years in the four year period ended December 31, 2008. We have not included our financial data for the year ended December 31, 2004 due to the unreasonable effort and expense of preparing such information. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected combined and consolidated financial data of Safe Bulkers, Inc. is a summary of, is derived from, and is qualified by reference to, our audited combined and consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP”.

          Our audited combined and consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2006, 2007 and 2008, and the consolidated balance sheets at December 31, 2007 and 2008, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year Ended December 31,

	2005	2006	2007	2008

	(In thousands of U.S. dollars except share data)

STATEMENT OF INCOME
Revenues	$82,877	$99,040	$172,057	$208,411
Commissions	(3,211)	(3,731)	(6,209)	(7,639)

Net revenues	79,666	95,309	165,848	200,772

Voyage expenses	(228)	(420)	(179)	(273)
Vessel operating expenses	(10,366)	(13,068)	(12,429)	(17,615)
Depreciation	(7,610)	(9,553)	(9,583)	(10,614)
General and administrative expenses—
Management fee to related party	(803)	(1,006)	(1,177)	(4,420)
Third party expenses	—	—	(2,477)	(3,625)
Early redelivery cost	—	(150)	(21,438)	(565)
Gain on sale of assets	26,785	37,015	112,360	—

Operating income	87,444	108,127	230,925	163,660

Interest expense	(3,668)	(6,140)	(8,225)	(16,392)
Other finance costs	(124)	(116)	(161)	(408)
Interest income	692	775	1,290	1,492
Loss on derivatives	(3,171)	(1,963)	(704)	(19,509)
Foreign currency gain/(loss)	13,477	(3,279)	(13,759)	(9,501)
Amortization and write-off of deferred finance charges	(63)	(180)	(166)	(131)

Net income	$94,587	$97,224	$209,200	$119,211

Earnings per share, basic and diluted	$1.74	$1.78	$3.84	$2.19
Cash dividends declared per share	—	—	$7.04	$3.83
Weighted average number of shares outstanding, basic and diluted	54,500,000	54,500,000	54,500,000	54,500,889

	Year Ended December 31,

	2005	2006	2007	2008

	(In thousands of U.S. dollars except share data)
OTHER FINANCIAL DATA
Net cash (used in)/provided by operating activities	$(22,349)	$(12,806)	$278,506	$259,597
Net cash (used in)/provided by investing activities	(6,065)	(33,835)	88,416	(148,223)
Net cash provided by/(used in) financing activities	28,414	46,641	(366,922)	(83,672)
Net increase/(decrease) in cash and cash equivalents	—	—	—	27,702

	As of December 31,

	2005	2006	2007	2008

BALANCE SHEET DATA
Total current assets	$159,538	$282,021	$98,883	$88,086
Total fixed assets	232,655	253,448	308,340	387,296
Other non-current assets	405	314	434	6,900
Total assets	392,598	535,783	407,657	482,282
Total current liabilities	111,271	172,275	43,984	70,863
Derivative liabilities	—	—	242	21,716
Long-term debt, net of current portion	149,500	134,457	306,267	413,483
Time charter discount	—	—	2,766	—
Unearned revenue-Long-term	—	—	—	11,765
Total owners’/shareholders’ equity/(deficit)	131,827	229,051	54,398	(35,545)
Total liabilities and owners’/shareholders’ equity	392,598	535,783	407,657	482,282

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Inherent in Our Industry and Our Business

The international drybulk shipping industry is cyclical and volatile, and charter rates have recently decreased substantially; these factors may lead to further reductions and volatility in our charter rates, vessel values and results of operations.

The drybulk shipping industry is cyclical with attendant volatility in charter rates, vessel values and industry profitability. For example, the degree of charter hire rate volatility among different types of drybulk carriers has varied widely. After reaching historical highs in mid-2008, charter hire rates for Panamax and Capesize drybulk carriers have reached near historically low levels as of late 2008. Because from time to time we may charter some of our vessels pursuant to short-term time charters, we may be exposed to changes in spot market and short-term charter rates for drybulk carriers and such changes may affect our earnings and the value of our drybulk carriers at any given time. Although nine of our 13 drybulk vessels in service as of May 15, 2009 were deployed on period time charters of more than one year, if the current low charter rates in the drybulk market continue to prevail during periods when we must replace our existing charters, it will have an adverse effect on our revenues, profitability, cash flows and our ability to comply with the financial covenants in our loan agreements. In addition, we are currently scheduled to receive five newbuilds at various times beginning in the third quarter of 2009 and through 2010, three of which do not currently have charters. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or pay any dividends.

The factors affecting the supply and demand for drybulk vessels are outside of our control and are difficult to predict with confidence. As a result, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

•	demand for and production of drybulk products;

•	global and regional economic and political conditions;

•	environmental and other regulatory developments;

•	the distance drybulk cargoes are to be moved by sea; and

•	changes in seaborne and other transportation patterns.

Factors that influence the supply of vessel capacity include:

•

the number of newbuild deliveries, which among other factors relates to the ability of shipyards to deliver newbuilds by contracted delivery dates and the ability of purchasers to finance such newbuilds;

•	the scrapping rate of older vessels;

•	port and canal congestion;

•	the number of vessels that are out of service, including due to vessel casualties; and

•	changes in environmental and other regulations that may limit the useful lives of vessels.

We anticipate that the future demand for our drybulk vessels and, in turn, drybulk charter rates, will be dependent, among other things, upon economic growth in the world’s economies, including China, India, Brazil and Russia, seasonal and regional changes in demand, changes in the capacity of the global drybulk vessel fleet and the sources and supply of drybulk cargo to be transported by sea. A decline in demand for commodities transported in drybulk vessels or an increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our business, financial condition and results of operations.

The economic downturn, especially in the Asian region, could reduce drybulk trade and demand, which could reduce charter rates and have a material adverse effect on our business, financial condition and results of operations.

We expect that a significant number of the port calls made by our vessels will involve the loading or discharging of raw materials in ports in the Asian region, particularly China and Japan. As a result, a negative change in economic conditions in any Asian country, particularly China, Japan and, to some extent, India, can have a material adverse effect on our business, financial position and results of operations, as well as our future prospects, by reducing demand and, as a result, charter rates and affecting our ability to charter our vessels. In recent years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving force behind increases in marine drybulk trade and the demand for drybulk vessels. However, the recent rapid contraction in the world economy and the expectation of declining growth or economic decline in China and India in 2009 means that we may continue to experience decreases in such drybulk trade and demand. Through the end of the third quarter of 2008, China’s gross domestic product was approximately 2.3% lower than it was during the same period in 2007, and it is likely that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, a deepening global recession marked by a continuing slowdown in the United States and Japanese economies or economies of the

European Union or certain Asian countries will likely adversely affect economic growth in China, India and elsewhere. Such an economic downturn in any of these countries could have a material adverse effect on our business, financial condition and results of operations.

An oversupply of drybulk vessel capacity may lead to reductions in charter rates and profitability.

The market supply of drybulk vessels has been increasing, and the number of drybulk vessels on order is near historic highs. As of December 2008, newbuild orders had been placed for an aggregate of more than 72% of the existing global drybulk fleet, with deliveries expected mainly during the next 36 months. An over-supply of drybulk vessel capacity, particularly during a period of economic recession, will likely result in a reduction of charter hire rates. We will also be exposed to changes in charter rates with respect to our existing fleet and our remaining newbuilds depending on the ultimate growth of the global drybulk fleet. If we cannot enter into period time charters, we may have to secure charters in the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. In addition, a material increase in the net supply of drybulk vessel capacity without corresponding growth in drybulk vessel demand could have a material adverse effect on our fleet utilization and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition and results of operations.

The international drybulk shipping industry is highly competitive, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources.

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of which have substantially greater resources than we do. Competition for the transportation of drybulk cargo by sea is intense and depends on price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel. Due in part to the highly fragmented market, additional competitors with greater resources could enter the drybulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates than we are able to offer.

Rising crew costs may adversely affect our profits.

Crew costs are a significant expense for us under our charters. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our period time and spot charters. Increases in crew costs may adversely affect our profitability.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flow and net income.

Our business and the operation of our vessels are regulated under international conventions, national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, in order to protect against potential environmental impacts. Government regulation of vessels, particularly in the area of environmental requirements, can be expected to become more stringent in the future and could require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. For example, various jurisdictions that do not already regulate management of ballast waters are considering regulating the management of ballast waters to prevent the introduction of non-indigenous species that are considered invasive. Such regulations could, if implemented, require us to make changes to the ballast water management plans we currently have in place. Various jurisdictions are also considering the regulation of greenhouse gases from vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our business, financial condition and results of operations. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. We are also required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations.

These requirements can also affect the resale prices or useful lives of our vessels, require reductions in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of or more costly insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for natural resource, personal injury and property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental regulations can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels. Events of this nature would have a material adverse effect on our business, financial condition and results of operations.

The operation of our vessels is affected by the requirements set forth in the United Nations’ International Maritime Organization’s International Management Code for the Safe Operation of Ships and for Pollution Prevention, or “ISM Code.” Under the ISM Code we are required to develop and maintain an extensive Safety Management System (“SMS”) that includes the adoption of a safety and environmental protection policy. Failure to comply with the ISM Code may subject us to increased liability, invalidate existing insurance or decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our current fleet is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely. If we fail to maintain ISM Code certification for our vessels, we may also breach covenants in certain of our credit facilities that require that our vessels be ISM Code-certified. If we breach such covenants due to failure to maintain ISM Code certification and are unable to remedy the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities.

Increased inspection procedures, tighter import and export controls and survey requirements could increase costs and disrupt our business.

International shipping is subject to various security and customs inspections and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of the contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines and other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations.

The hull and machinery of every commercial vessel must be certified as safe and seaworthy in accordance with applicable rules and regulations, and accordingly vessels must undergo regular surveys. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable and we would be in violation of certain covenants in our credit facilities. This would negatively impact our revenues.

Our vessels are exposed to operational risks, including terrorism and piracy, that may not be adequately covered by our insurance.

The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, cargo or property loss or damage and business interruption due to political circumstances in foreign countries, piracy, terrorist attacks, armed hostilities and labor strikes. Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates and damage to our reputation and customer relationships generally. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden and Indian Ocean off the coast of Somalia and Kenya. If these attacks and other disruptions result in areas where our vessels are deployed being characterized by insurers as “war risk” zones or Joint War Committee “war, strikes, terrorism and related perils” listed areas, as the Gulf of Aden currently is, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult or impossible to obtain. In addition, there is always the possibility of a marine disaster, including oil spills and other environmental damage. Although our vessels carry a relatively small amount of bunkers, a spill of oil from one of our vessels or losses as a result of fire or explosion could be catastrophic under certain circumstances.

We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. With respect to war risks insurance, which we usually obtain for certain of our vessels making port calls in designated war zone areas, we can give no assurance that such insurance will be obtained prior to one of our vessels entering into an actual war zone, which could result in that vessel not being insured. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Under the terms of our credit facilities, we will be subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to maintain or obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs in the event of a claim or decrease any recovery in the event of a loss. If the damages from a catastrophic oil spill or other marine disaster exceeded our insurance coverage, the payment of those damages could have a material adverse effect on our business and could possibly result in our insolvency.

In addition, we do not carry loss of hire insurance. Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, financial condition and results of operations.

The operation of drybulk vessels has certain unique operational risks.

With a drybulk vessel, the cargo itself and its interaction with the vessel may create operational risks. By their nature, drybulk cargoes are often heavy, dense and easily shifted, and they may react badly to water exposure. In addition, drybulk vessels are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach while at sea. Breaches of a drybulk vessel’s hull may lead to the flooding of the vessel’s holds. If a drybulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we do not adequately maintain our vessels, we may be unable to prevent these events. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel, or other assets of the relevant vessel-owning company, for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels, or other assets of the relevant vessel-owning company or companies, could cause us to default on a charter, breach covenants in certain of our credit facilities, interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy could have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in respects such as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the use of market forces in the development of the Chinese economy. Annual and five-year state plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms have been undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based on the outcome of such experiments. The Chinese government may cease pursuing a policy of economic reform. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could have a material adverse effect on our business, financial condition and results of operations.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may cause us to breach covenants in certain of our credit facilities, and could have a material adverse effect on our business, financial condition and results of operations.

Rising fuel prices may adversely affect our profits.

Upon redelivery of vessels at the end of a period time or trip time charter, we may be obligated to repurchase the fuel (bunkers) on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period. In addition, although we rarely deploy our vessels on voyage charters, fuel is a significant, if not the largest, expense that we would incur with respect to vessels operating on voyage charter. As a result, an increase in the price of fuel may adversely affect our profitability. The price and supply of fuel is volatile and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

Seasonal fluctuations in industry demand could have a material adverse effect on our business, financial condition and results of operations and the amount of available cash with which we can pay dividends.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. This seasonality may result in quarter-to-quarter volatility in our results of operations, which could affect the amount of dividends, if any, that we pay to our stockholders from quarter to quarter. The market for marine drybulk transportation services is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. This seasonality could have a material adverse effect on our business, financial condition and results of operations.

The market values of our vessels may decrease, which could cause us to breach covenants in our credit facilities and could have a material adverse effect on our business, financial condition and results of operations.

The market value of drybulk vessels has generally experienced high volatility. The market prices for secondhand and newbuild drybulk vessels in the recent past have declined from historically high levels to low levels within a short period of time. You should expect the market value of our vessels to fluctuate depending on a number of factors, including:

•	general economic and market conditions affecting the shipping industry;

•	prevailing level of charter rates;

•	competition from other shipping companies;

•	configurations, sizes and ages of vessels;

•	cost of newbuilds;

•	governmental or other regulations; and

•	technological advances.

We believe that we were in breach of certain covenants relating to the maintenance of minimum security vessel values under certain credit facilities as of December 31, 2008. However, we subsequently entered into agreements with the relevant lenders, providing for certain confirmations, waivers and amendments relating to the affected credit facilities eliminating the effects of these defaults and confirming that certain actions did not give rise to a default. In connection with obtaining these confirmations, waivers and amendments, we have agreed with one of our lenders to prepay certain amounts on various dates between April 20 and July 17, 2009. We estimate that these prepayments will total approximately $35.9 million, which we have already deposited with the lender. In the future, if the market value of our vessels or newbuilds declines further, we may breach some of the covenants contained in these and other credit facilities. If we do breach such covenants and we are unable to remedy or our lenders refuse to waive the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities. In addition, if we write down the carrying value of a vessel or incur a loss on sale it would adversely affect our results of operations and cash flow.

Charterers may renegotiate or default on period time charters, which could reduce our revenues and have a material adverse effect on our business, financial condition and results of operations.

If we enter into period time charters with charterers when charter rates are high and charter rates subsequently fall significantly, charterers may seek to renegotiate financial terms. Also, our charterers may experience financial difficulties due to prevailing economic conditions or for other reasons, and as a result may default under our period time charters. We intend to enter into period time charters only with reputable charterers, but we cannot assure you that our charterers will not default on or seek to renegotiate the terms of the charters. If a charterer defaults on a charter, we will seek the remedies available to us, which may include arbitration or litigation to enforce the contract. After a charterer defaults on a period time charter, we may have to enter into a charter at a lower charter rate, which would reduce our revenues. If we cannot enter into a new period time charter, we may have to secure a charter in the spot market, where charter rates are volatile and revenues are less predictable. It is also possible that we would be unable to secure a charter at all, which would also reduce our revenues, and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We cannot assure you that our board of directors will declare dividends.

The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things: (a) our earnings, financial condition and cash requirements and availability, (b) our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, (c) provisions of

Marshall Islands law governing the payment of dividends, (d) restrictive covenants in our existing and future debt instruments and (e) global financial conditions.

There may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends based upon, among other things:

•	the rates we obtain from our charters as well as the rates obtained upon the expiration of our existing charters;

•	the level of our operating costs;

•	the number of unscheduled off-hire days and the timing of, and number of days required for, scheduled drydocking of our ships;

•	vessel acquisitions and related financings;

•	restrictions in our credit facilities and in any future debt program;

•	prevailing global and regional economic and political conditions; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	the amount of cash reserves established by our board of directors; and

•	restrictions under Marshall Islands law.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, if any. Our growth strategy contemplates that we will finance the acquisition of our newbuilds or selective acquisitions of vessels in addition to our contracted newbuilds through a combination of our operating cash flow, and debt financing through our subsidiaries or equity financing. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with a greater percentage of cash from operations to the extent available, which would reduce or even eliminate the amount of cash available for the payment of dividends. We may also enter into other agreements that will restrict our ability to pay dividends.

Under the terms of certain of our existing credit facilities, we are not permitted to pay dividends if: (a) an event of default has occurred and is continuing or would occur as a result of the payment of such dividend or (b) during the twelve month period ending March 31, 2010, one of our charters is cancelled, any of its terms are waived or the payments under such charter decrease, unless we are able to demonstrate to the lender’s satisfaction that we have the necessary cash resources to meet our newbuild commitments, and maintain a minimum cash balance of $25.0 million. We expect that any future credit facilities will also have restrictions on the payment of dividends.

Marshall Islands laws and the laws of the Republic of Liberia, where each of our vessel-owning subsidiaries is incorporated, generally prohibit the payment of dividends other than from surplus or net profits, or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. Our subsidiaries may not have sufficient funds, surplus or net profits to make distributions to us. In addition, under guarantees we have entered into with respect to certain of our subsidiaries’ existing credit facilities, we are subject to specified financial and other covenants, which limit our ability to pay dividends. We also may not have sufficient surplus or net profits in the future to pay dividends.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that could reduce or eliminate the cash available for distribution as dividends. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income.

We can give no assurance that dividends will be paid in the future.

We depend upon a limited number of customers for a large part of our revenues and the loss of one or more of these customers could have a material adverse effect on our business, financial condition and results of operations.

We expect to derive a significant part of our revenues from a limited number of customers. During 2008, approximately 72.4% of our revenues were derived from three charterers.

We could lose a customer for many different reasons, including if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer terminates its charters because of our non-performance, including where there are serious deficiencies with the vessels we provide to that customer or prolonged periods of off-hire; or

•

in certain cases, a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

If we lose a key customer, we may be unable to obtain period time charters on comparable terms with charterers of comparable standing or may have increased exposure to the volatile spot market, which is highly competitive and subject to significant price fluctuations. The loss of any of our key customers, a decline in payments under our charters, or the failure of a key customer to perform under its charters with us could have a material adverse effect on our business, financial condition and results of operations.

We may have difficulty properly managing our planned growth through acquisitions of our newbuilds and additional vessels.

We intend to grow our business through the acquisition of our contracted newbuilds or through selective acquisitions of other vessels in addition to our contracted newbuilds. Our future growth will primarily depend on our ability to locate and acquire suitable newbuild and other vessels, enlarge our customer base, operate and supervise any newbuilds we may order, and obtain required debt or equity financing on acceptable terms.

A delay in the delivery to us of any of these vessels, including our newbuilds, or the failure of the shipyard to deliver a vessel at all could cause us to breach our obligations under a related charter and could adversely affect our earnings. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

A shipyard could fail to deliver a newbuild on time or at all because of:

•	work stoppages or other hostilities, political or economic disturbances that disrupt the operations of the shipyard;

•	quality or engineering problems;

•	bankruptcy or other financial crisis of the shipyard;

•	a backlog of orders at the shipyard;

•	weather interference or catastrophic events, such as major earthquakes or fires;

•	our requests for changes to the original vessel specifications or disputes with the shipyard; or

•	shortages of or delays in the receipt of necessary construction materials, such as steel, or equipment, such as main engines, electricity generators and propellers.

In addition, we may seek to negotiate a termination of a newbuild contract due to market conditions, financing limitations or other reasons. In these circumstances, our ability to terminate a newbuild contract is dependent on negotiating acceptable terms with the relevant shipyard or seller, which may require us to forego prior deposits we have made and to pay additional cancellation fees. In addition, where we have already arranged a future charter with respect to the cancelled newbuild, we would need to negotiate with the charterer to provide an acceptable substitute vessel, to avoid being in breach of our charter agreement.

During periods in which charter rates are high, vessel values generally are high as well, and it may be difficult to consummate vessel acquisitions or enter into newbuild contracts at favorable prices. During periods such as the present where charter rates are low, we are exposed to the risk that we will be unable to secure financing for newbuild vessels, or secure charters at prices that will adequately support the acquisition costs of those newbuild vessels. As a result, we cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth efforts.

As we expand our business, we will need to improve or expand our operations and financial systems, staff and crew; if we cannot improve these systems or recruit suitable employees, our performance may be adversely affected.

Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and our Manager’s attempts to improve those systems may be ineffective. In addition, as we expand our fleet, we will have to rely on our Manager to recruit additional seafarers and shoreside administrative and management personnel. We cannot assure you that our Manager will be able to continue to hire suitable employees or a sufficient number of employees as we expand our fleet. If our Manager’s unaffiliated crewing agents encounter business or financial difficulties, we may not be able to adequately staff our vessels. We may also have to increase our customer base to provide continued employment for most of our new vessels. If we are unable to operate our financial system, our Manager is unable to operate our operations systems effectively or to recruit suitable employees in sufficient numbers or we are unable to increase our customer base as we expand our fleet, our performance may be adversely affected.

Unless we set aside reserves for vessel replacement, at the end of a vessel’s useful life, our revenue will decline, which would adversely affect our cash flows and income.

As of May 15, 2009, the vessels in our current fleet had an average age of 3.4 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations, will be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

If we, through our subsidiaries, are unable to obtain additional secured indebtedness, we may default on our commitments relating to our contracted newbuilds, and we may not be able to finance our future fleet expansion program, which would have a material adverse effect on our business, financial condition and results of operations.

The remaining balance of the contract prices for our contracted newbuilds is $307.9 million as of May 15, 2009, including certain additional amounts for adjustments, as provided under our newbuild contracts, such as certain third party seller interest expenses. We intend to fund these commitments with available cash from operations, and new additional credit facilities entered into by the relevant vessel-acquiring subsidiaries. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. Significant contraction, de-leveraging and reduced liquidity in credit markets worldwide is reducing the availability and increasing the cost of credit. To the extent that we, through our subsidiaries, are unable to enter into our new credit facilities and obtain such additional secured indebtedness on terms acceptable to us, we will need to find alternative financing. If we are unable to find alternative financing, we will not be capable of funding all of our commitments for capital expenditures relating to our contracted newbuilds, which would have a material adverse effect on our business, financial condition and results of operations.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our ability to operate our vessels profitably.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of May 15, 2009, the average age of the vessels in our current fleet was 3.4 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Because we generate substantially all of our revenues in U.S. dollars but incur a material portion of our expenses in other currencies, and may, in the future, also incur a material portion of our indebtedness in other currencies, exchange rate fluctuations could have a material adverse effect on our business, financial condition and results of operations.

We generate substantially all of our revenues in U.S. dollars, but in 2008, we incurred approximately 24.7% of our vessel operating expenses in currencies other than the U.S. dollar. Although as of March 31, 2009, none of our indebtedness or the amounts due under our newbuild contracts was denominated in other currencies, certain of our existing credit facilities allow us to convert the outstanding loan amount or any part thereof into currencies other than the U.S. dollar. Also, in the future, we may enter into new credit facilities or newbuild contracts that are denominated in or permit conversion into currencies other than the U.S. dollar. The difference in currencies could lead to fluctuations in our net income due to changes in the value of the U.S. dollar relative to other currencies, in particular the euro and the Japanese yen. We have not hedged our currency exposure, and as a result, our U.S. dollar denominated results of operations and financial condition and our ability to pay dividends could suffer.

Restrictive covenants in our existing credit facilities impose, and any future credit facilities will impose, financial and other restrictions on us, and any breach of these covenants could result in the acceleration of our indebtedness and foreclosure on our vessels.

Our existing credit facilities impose, and any future credit facility will impose, operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit most of our subsidiaries’ ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend;

•

permit us to pay dividends if, during the twelve month period ending March 31, 2010, one of our charters is cancelled, any of its terms are waived or the payments under such charter decrease, unless we are able to demonstrate to the lender’s satisfaction that we have the necessary cash resources to meet our newbuild commitments and maintain a minimum cash balance of $25.0 million;

•	enter into long-term charters for more than 13 months;

•	incur additional indebtedness, including through the issuance of guarantees;

•	change the flag, class or management of the vessel mortgaged under such facility or terminate or materially amend the management agreement relating to such vessel;

•	create liens on their assets;

•	make loans;

•	make investments;

•	make capital expenditures;

•	undergo a change in ownership or control or permit a change in ownership and control of our Manager;

•	sell the vessel mortgaged under such facility;

•	permit the Hajioannou family to reduce its shareholding in us below 51%; and

•	permit our chief executive officer to change.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours, and we cannot guarantee that we will be able to obtain our lenders’ permission when needed. This may limit our ability to pay dividends to our stockholders, finance our future operations or pursue business opportunities.

Certain of our existing credit facilities require our subsidiaries to maintain specified financial ratios and satisfy financial covenants. Depending on the credit facility, certain of our subsidiaries are subject to financial ratios and covenants requiring that these subsidiaries:

•

ensure that the market value of the vessel mortgaged under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below 100% to 120%, as applicable, of the outstanding amount of the loan;

•

ensure that outstanding amounts in currencies other than the U.S. dollar do not exceed 100% or 110%, as applicable, of the U.S. dollar equivalent amount specified in the relevant credit agreement for the applicable period by, if necessary, providing cash collateral security in an amount necessary for the outstanding amounts to meet this threshold;

•	maintain a cash collateral deposit of $2,000,000 with the respective lender;

•	maintain a minimum balance of $150,000 on a per vessel basis in the respective vessel operating account; and

•	ensure that we comply with certain financial covenants under the guarantees described below.

In addition, under guarantees we have entered into with respect to certain of our subsidiaries’ existing credit facilities, we are subject to specified financial covenants. Depending on the guarantee, these financial covenants include the following:

•

our total liabilities (on a consolidated basis, including those of our subsidiaries) divided by our total consolidated assets (based on the market value of all vessels owned by our subsidiaries, and the book value of all other assets, on an adjusted basis as set out in the relevant guarantee) must not exceed 70%;

•	the ratio of our aggregate debt to EBITDA must not at any time exceed 5.5:1 on a trailing 12 months’ basis;

•

our consolidated net worth (consolidated total assets less consolidated total liabilities) must not at any time be less than $175.0 million or $200.0 million (depending on the relevant guarantee), as adjusted to reflect, among other things, the market value of our vessels to the extent it exceeds book value as set out in the relevant guarantee;

•	we must maintain minimum free liquidity of $500,000 on deposit with the relevant lender on a per vessel basis; and

•	we can pay dividends, subject to no event of default having occurred.

In connection with these guarantees, we have also undertaken to ensure that a minimum of 51% of our shares shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities.

A failure to meet our payment and other obligations or to maintain compliance with the applicable financial covenants could lead to defaults under our secured credit facilities. Our lenders could then accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities. The loss of these vessels would have a material adverse effect on our business, financial condition, and results of operations.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

We are a holding company and our subsidiaries, which are all wholly-owned by us either directly or indirectly, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, and the laws of the Republic of Liberia, where each of our vessel-owning subsidiaries is incorporated, which regulate the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.

We depend on our Manager to operate our business and our business could be harmed if our Manager failed to perform its services satisfactorily.

Pursuant to our management agreement, our Manager and its affiliates provide us with our executive officers and provide us with technical, administrative and commercial services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance, financial services and office space). Our operational success depends significantly upon our Manager’s satisfactory performance of these services. Our business would be harmed if our Manager failed to perform these services satisfactorily. In addition, if the management agreement were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our management agreement.

Our ability to compete for and enter into new period time and spot charters and to expand our relationships with our existing charterers will depend largely on our relationship with our Manager and its reputation and relationships in the shipping industry. If our Manager suffers material damage to its reputation or relationships, it may harm our ability to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards during periods of shipyard construction constraints;

•	obtain financing on commercially acceptable terms;

•	maintain satisfactory relationships with our charterers and suppliers; and

•	successfully execute our business strategies.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, financial condition and results of operations.

Although we may have rights against our Manager if it defaults on its obligations to us, investors in us will have no recourse against our Manager.

In addition, we have agreed, under our management agreement, to allow our Manager to provide certain management services to an unaffiliated company that is engaged in the business of chartering in vessels owned by other vessel owners for subsequent chartering out to third party customers, with respect to three vessels. Although our Manager is required to provide preferential treatment to our vessels with respect to chartering arrangements under the management agreement, our Manager’s time and attention may be diverted from the management of our vessels because of its management of these three vessels.

Further, we may need to seek approval from our lenders to change our Manager.

Management fees are payable to our Manager regardless of our profitability.

Pursuant to our management agreement, we pay our Manager a fee of $575 per day per vessel for providing commercial, technical and administrative services and a fee of 1.0% on gross freight, charter hire, ballast bonus and demurrage. In addition, we pay our manager certain commissions and fees with respect to vessel purchases and newbuilds. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain public company expenses such as directors and officers’ liability insurance, legal and accounting fees and other similar third party expenses, which are reimbursed by us. The management fees are fixed until the second anniversary of our management agreement, and thereafter, will be adjusted every year by agreement between us and our Manager. The management fees are payable whether or not our vessels are employed, and regardless of our profitability, and we have no ability to require our Manager to reduce the management fees if our profitability decreases. If our profitability decreases, we may be contractually obligated to pay management fees which could have a material adverse effect on our business, financial condition and results of operations.

Our Manager is a privately held company, and there is little or no publicly available information about it.

The ability of our Manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our Manager’s financial strength. Because our Manager is privately held, it is unlikely that information about its financial strength would become public or available to us prior to any default by our Manager under the management agreement. As a result, an investor in us might have little advance warning of problems that affect our Manager, even though those problems could have a material adverse effect on us.

Our chief executive officer also controls our Manager which could create conflicts of interest between us and our Manager.

Our chief executive officer, Polys Hajioannou, owns all of the issued and outstanding capital stock of our Manager through his wholly-owned company, Machairiotissa Holdings Inc. This relationship could create conflicts of interest between us, on the one hand, and our Manager, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies affiliated with our Manager or our chief executive officer. To the extent we elect not to exercise our right of first refusal with respect to any drybulk vessel that may be acquired by Polys Hajioannou, Vorini Holdings Inc., Machairiotissa Holdings Inc., or any entity controlled by or under common control with Polys Hajioannou, Vorini Holdings Inc., and/or Machairiotissa Holdings Inc. (together, the “Hajioannou Entities”), in the future, any of the Hajioannou Entities could acquire and operate such drybulk vessels under the management of our Manager in competition with us. Also, although we have a similar right of first refusal with respect to acquisitions by Nicolas Hadjioannou, our former chief operating officer, this right and the related restrictions on any competitive activities conducted by him expire in February 2010, which would allow him to compete with us after that time. Although under our management agreement, our Manager will be required to first provide us any chartering opportunities in the drybulk sector, our Manager is not prohibited from giving preferential treatment in other areas of its management to vessels that are beneficially owned by related parties. These conflicts of interest may have an adverse effect on our results of operations.

Our business depends upon certain employees who may not necessarily continue to work for us.

Our future success depends, to a significant extent, upon our chief executive officer, Polys Hajioannou, and certain other members of our senior management and that of our Manager. Polys Hajioannou has substantial experience in the drybulk shipping industry and for 21 years has worked with us and our Manager and its predecessor. He and others employed by us and our Manager are crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us or our Manager, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition could suffer. We do not intend to maintain “key man” life insurance on any of our executive officers.

The provisions in our restrictive covenant arrangements with our chief executive officer and former chief operating officer restricting their ability to compete with us, like restrictive covenants generally, may not be enforceable.

Our chief executive officer, Polys Hajioannou, and our former chief operating officer, Nicolaos Hadjioannou, have entered into restrictive covenant agreements with us under which they are precluded during the term of their services with us as executives and directors and for one year thereafter (and, in the case of our chief executive officer, for the term of our management agreement with our Manager and one year thereafter, if longer) from owning and operating drybulk vessels and from acquiring, investing or controlling any business that owns or operates such vessels. Nicolaos Hadjioannou resigned from his position as our chief operating officer on February 17, 2009, and therefore, after February 17, 2010, there will be no competitive restrictions on his business activities. Courts generally do not favor the enforcement of such restrictions, particularly when they involve individuals and could be construed as infringing on their ability to be employed or to earn a livelihood. Our ability to enforce these restrictions, should it ever become necessary, will depend upon the circumstances that exist at the time enforcement is sought. A court may not enforce the restrictions as written by way of an injunction and we may not necessarily be able to establish a case for damages as a result of a violation of the restrictive covenants.

Our vessels call on ports located in Iran, which is subject to restrictions imposed by the United States government, which could be viewed negatively by investors and adversely affect the trading price of our common stock.

From time to time, vessels in our fleet have called and/or may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism. From January 1, 2005 through December 31, 2008, vessels in our fleet have made 18 calls to ports in Iran out of a total of 941 calls on worldwide ports. One of our vessels, Pedhoulas Leader, also made one port call to Iran from July 7, 2007 to July 8, 2007 for the sole purpose of bunkering (refueling). Iran continues to be subject to sanctions and embargoes imposed by the United States government and is identified by the United States government as a state sponsor of terrorism. Although these sanctions and embargoes do not prevent our vessels from making calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our common stock. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our articles of incorporation, our bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. The rights of stockholders of companies incorporated in the Marshall Islands may differ from the rights of stockholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a more substantial body of case law in the corporate law area.

It may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are incorporated under the laws of the Marshall Islands, and our business is operated primarily from our offices in Athens, Greece. In addition, a majority of our directors and officers are or will be non-residents of the United States, and all of our assets and a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. You may also have difficulty enforcing, both within and outside of the United States, judgments you may obtain in the United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws.

There is also substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.

Risks Relating to Our Common Stock

Vorini Holdings, our principal stockholder, controls the outcome of matters on which our stockholders are entitled to vote and its interests may be different from yours.

Vorini Holdings, which is controlled by our chief executive officer, Polys Hajioannou, and our former chief operating officer, Nicolaos Hadjioannou, owns approximately 81.64% of our outstanding common stock. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of this stockholder may be different from yours.

We are a “controlled company” under the New York Stock Exchange rules, and as such we are entitled to exemption from certain New York Stock Exchange corporate governance standards, and you may not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

We are a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by another company or group is a “controlled company” and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including: (a) the requirement that a majority of the board of directors consist of independent directors, (b) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (c) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (d) the requirement of an annual performance evaluation of the corporate governance, nominating and compensation committees. We may utilize these exemptions. As a result, non-independent directors, including members of our management who also serve on our board of directors, will comprise the majority of our board of directors and may serve on the corporate governance, nominating and compensation committee of our board of directors which, among other things, reviews the compensation of certain members of our management and resolves governance issues regarding our company. Accordingly, in the future you may not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

The requirements of being a public company will increase our costs.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These requirements may place a burden on our systems and resources. The Securities Exchange Act of 1934, as amended, requires that we file annual reports with respect to our business and financial condition. The Sarbanes-Oxley Act, among other things, requires that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight are required. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, if we fail to maintain effective controls and procedures, we may be unable to provide the financial information that publicly traded companies are required to provide in a timely and reliable fashion. Any such delays or deficiencies could limit our ability to obtain financing, either in the public capital markets or from private sources, and could thereby impede our ability to implement our growth strategies. In addition, any such delays or deficiencies could result in failure to meet the requirements for continued listing of our common stock on the New York Stock Exchange, which would adversely affect the liquidity of our common stock.

Under Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to include in each of our future annual reports on Form 20-F a report containing our management’s assessment of the effectiveness of our internal control over financial reporting and a related attestation of our independent auditors. This requirement for an attestation of our independent auditors will first apply to us with respect to our annual report on Form 20-F for the fiscal year ending December 31, 2009. We are currently undertaking a comprehensive effort in preparation for compliance with Section 404. This effort will include the documentation, testing and review of our internal controls under the direction of our management. We cannot be certain at this time that all our controls will be considered effective. Therefore, we can give no assurances that our internal control over financial reporting will satisfy the new regulatory requirements when they become applicable to us.

Future sales of our common stock could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

We may issue additional shares of our common stock in the future and our stockholders may elect to sell large numbers of shares held by them from time to time. Although we and our executive officers, directors and Vorini Holdings Inc., our principal stockholder, entered into agreements with the underwriters of our initial public offering which placed restrictions on selling and engaging in certain other transactions relating to our securities, these restrictions expired on November 24, 2008.

We also entered into a registration rights agreement in connection with our initial public offering with Vorini Holdings Inc., our principal stockholder, pursuant to which we have granted it and certain of its transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our common stock held by them. Under the registration rights agreement, Vorini Holdings and certain of its transferees have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, those persons have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. Registration of such shares under the Securities Act would, except for shares purchased by affiliates, result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

Anti-takeover provisions in our organizational documents could make it difficult for our stockholders to replace or remove our current board of directors and together with our adoption of a stockholder rights plan could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of the shares of our common stock.

Several provisions of our articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable.

These provisions:

•	authorize our board of directors to issue “blank check” preferred stock without stockholder approval;

•	provide for a classified board of directors with staggered, three-year terms;

•	prohibit cumulative voting in the election of directors;

•	authorize the removal of directors only for cause;

•	prohibit stockholder action by written consent unless the written consent is signed by all stockholders entitled to vote on the action;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

•	provide that special meetings of our stockholders may only be called by the Chairman of our board of directors, Chief Executive Officer or a majority of our board of directors.

We have adopted a stockholder rights plan pursuant to which our board of directors may cause the substantial dilution of the holdings of any person that attempts to acquire us without the approval of our board of directors.

These anti-takeover provisions, including the provisions of our prospective stockholder rights plan, could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

Tax Risks

In addition to the following risk factors, you should read “Item 10. Additional Information—E. Tax Considerations—Marshall Islands Tax Considerations,” “Item 10. Additional Information—E. Tax Considerations—Liberian Tax Considerations,” and “Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations” for a more complete discussion of expected material Marshall Islands, Liberian and U.S. federal income tax consequences of owning and disposing of our common stock.

We may earn United States source shipping income that will be subject to United States income tax, thereby reducing our cash available for distributions to you.

Under U.S. tax rules, our gross U.S. source shipping income (that is, income attributable to shipping transportation that begins and/or ends in the United States) will be subject to a 4% U.S. income tax (without allowance for deductions). Our U.S. source shipping income may fluctuate, and we will not qualify for any exemption from this U.S. tax. Many of our charters contain provisions that obligate the charterers to reimburse us for this 4% U.S. tax. To the extent we are not actually reimbursed by our charterers, the 4% U.S. tax will decrease our cash that is available for dividends.

For a more complete discussion, see the section entitled “Item 10. Additional Information—Tax Considerations—E. United States Federal Income Tax Considerations—Taxation of Our Shipping Income.”

United States tax authorities could treat us as a “passive foreign investment company,” which could have adverse United States federal income tax consequences to United States holders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (a) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (b) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. stockholders of a

PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. In particular, U.S. holders who are individuals would not be eligible for the 15% tax rate on qualified dividends.

Based on our current operations and anticipated future operations, we believe that it is more likely than not that we currently will not be treated as a PFIC. In this regard, we intend to treat gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities should not constitute “passive income,” and that the assets we own and operate in connection with the production of that income do not constitute passive assets.

There are legal uncertainties involved in this determination, because there is no direct legal authority under the PFIC rules addressing our current and projected future operations. Moreover, a recent case by the U.S. Court of Appeals for the Fifth Circuit held that, contrary to the position of the U.S. Internal Revenue Service (“IRS”) in that case, and for purposes of a different set of rules under the Code, income received under a time charter of vessels should be treated as rental income rather than services income. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time chartering activities would be treated as rental income, and we would probably be a PFIC. Accordingly, no assurance can be given that the IRS or a United States court will accept the position that we are not a PFIC, and there is a risk, particularly in light of the aforementioned case, that the IRS or a United States court could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. stockholders will face adverse U.S. tax consequences. See “Item 10. Additional Information—Tax Considerations—E. United States Federal Income Tax Considerations—Taxation of United States Holders” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. stockholders if we are treated as a PFIC.

The enactment of proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for a preferential rate of United States federal income taxation.

Legislation has been introduced in the U.S. Senate that would deny the preferential rate of U.S. federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country that has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted, the preferential rate of U.S. federal income tax discussed under “Item 10. Additional Information—Tax Considerations—E. United States Federal Income Tax Considerations—Taxation of United States Holders—Distributions on Our Common Stock” may no longer be applicable to dividends received from us. As of the date hereof, it is not possible to predict with any certainty whether the proposed legislation will be enacted.

If the regulations regarding the exemption from Liberian taxation for non-resident corporations issued by the Liberian Ministry of Finance were found to be invalid, the net income and cash flows of our Liberian subsidiaries and therefore our net income and cash flows would be materially reduced.

Each of our vessel-owning subsidiaries is incorporated under the laws of the Republic of Liberia. The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the “New Act”) which does not distinguish between the taxation of “non-resident” Liberian corporations, such as our subsidiaries, which conduct no business in Liberia and were wholly exempt from taxation under the income tax law previously in effect since 1977, and “resident” Liberian corporations which conduct business in Liberia and are, and were under the prior law, subject to taxation.

In 2004, the Liberian Ministry of Finance issued regulations exempting non-resident corporations engaged in international shipping (and not exclusively within Liberia) such as our vessel-owning subsidiaries, from Liberian taxation under the New Act retroactive to January 1, 2001. It is unclear whether these regulations, which ostensibly conflict with the express terms of the New Act adopted by the Liberian legislature, are valid. However, the Liberian Ministry of Justice issued an opinion that the new regulations are a valid exercise of the regulatory authority of the Ministry of Finance. The Liberian Ministry of Finance has not at any time since January 1, 2001 sought to collect taxes from any of our subsidiaries.

If our subsidiaries were subject to Liberian income tax under the New Act, they would be subject to tax at a rate of 35% on their worldwide income. As a result, their, and subsequently our, net income and cash flows would be materially reduced. In addition, as the ultimate stockholder of our Liberian subsidiaries, we would be subject to Liberian withholding tax on dividends paid by our subsidiaries at rates ranging from 15% to 20%, which would limit our access to funds generated by the operations of our subsidiaries and further reduce our income and cash flows.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Safe Bulkers, Inc. was incorporated in the Republic of The Marshall Islands on December 11, 2007 under the Marshall Islands Business Corporations Act, for the purpose of acquiring ownership of various subsidiaries that either owned or were scheduled to own vessels. We are controlled by the Hajioannou family, which has a long history of operating and investing in the international shipping industry, including a long history of vessel ownership. Vassos Hajioannou, the late father of Polys Hajioannou, our chief executive officer, first invested in shipping in 1958. Polys Hajioannou has been actively involved in the industry since 1987, when he joined the predecessor of our affiliated management company, Safety Management Overseas S.A., which we refer to as “Safety Management” or our “Manager.”

Over the past 13 years, under the leadership of Polys Hajioannou, we through our subsidiaries have renewed our fleet by selling ten drybulk vessels during periods of what we viewed as favorable secondhand market conditions and contracting to acquire 29 drybulk newbuilds. This includes, for the three years to December 31, 2008, the sale of six drybulk vessels and acquisition of seven drybulk vessels (refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” for more information). Also under his leadership, we have expanded the classes of drybulk vessels in our fleet and the aggregate carrying capacity of our fleet has grown from 146,000 deadweight tons, or dwt, in 1995 to 1,061,900 dwt currently. The quality and size of our current fleet, together with our long-term relationships with several of our charter customers, are, we believe, the results of our long-term strategy of maintaining a young, high quality fleet, our broad knowledge of the drybulk industry and our strong management team. In addition to benefiting from the experience and leadership of Polys Hajioannou, we also benefit from the expertise of our Manager which, along with its predecessor, has specialized in drybulk shipping since 1965, providing services to over 30 drybulk vessels. A number of our Managers’ key management and operational personnel have been continuously employed with Safety Management and its predecessor companies for over 25 years. In June 2008, we completed an initial public offering of our common stock in the United States and our common stock began trading on the New York Stock Exchange. We maintain our principal executive offices at 32 Avenue Karamanli, P.O. Box 70837, 16605 Voula, Athens, Greece. Our telephone number at that address is 011-30-210-899-4980. Our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

B.	Business Overview

We are an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest consumers of marine drybulk transportation services. As of May 15, 2009, we had a fleet of 13 Japanese-built drybulk vessels, with an aggregate carrying capacity of 1,061,900 dwt and an average age of 3.4 years, making us one of the world’s youngest fleets of Panamax, Kamsarmax and Post-Panamax class vessels. Our fleet is expected to grow through 2010 as the result of the delivery of five further contracted newbuilds, comprised of three Post-Panamax and two Capesize class vessels. Upon delivery of the last of our contracted newbuilds, our fleet will be comprised of 18 vessels, having an aggregate carrying capacity of 1,692,900 dwt.

We employ our vessels on both period time charters and spot charters, according to our assessment of market conditions, with some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with relatively stable cash flow and high utilization rates, while the vessels we deploy in the spot market allow us to take advantage of attractive spot charter rates during periods of strong charter market conditions.

General

As of May 15, 2009 our fleet comprised 13 vessels, of which five are Panamax, three are Kamsarmax and five are Post-Panamax class vessels, with an aggregate carrying capacity of 1,061,900 dwt and an average age of 3.4 years. Assuming delivery of the last of our contracted newbuilds in 2010, our fleet will be comprised of five Panamax, three Kamsarmax, eight Post-Panamax and two Capesize class vessels, and the aggregate carrying capacity of our 18 vessels will be 1,692,900 dwt. As of May 15, 2009, the average remaining duration of the charters for our existing fleet was 3.1 years.

Our Fleet and Newbuilds

The table below presents additional information with respect to our drybulk vessel fleet, including our newbuilds, and its deployment as of May 15, 2009.

Vessel Name (Subsidiary Owner)	Dwt	Year Built (1)	Country Built	Charter Type	Charter Rate (2)			Commissions (3)		Time Charter Period (4)	Sister Ship (5)

C u r r e n t F l e e t

P a n a m a x

Efrossini (Efragel Shipping Corporation (“Efragel”))	76,000	2003	Japan	spot		$16,750		5.0%		Apr. 2009 – Jun. 2009 (11)	A

Maria (Marindou Shipping Corporation (“Marindou”))	76,000	2003	Japan	Time		$46,000		1.25%		Feb. 2009 – Jun. 2009 (10)	A

Vassos (Avstes Shipping Corporation (“Avstes”))	76,000	2004	Japan	Time		$29,000		1.25%		Nov. 2008 – Oct. 2013	A

Katerina (Kerasies Shipping Corporation (“Kerasies”))	76,000	2004	Japan	Time		$73,000		1.25%		Jan. 2009 – Jun. 2009 (10)	A

Maritsa (Marathassa Shipping Corporation (“Marathassa”))	76,000	2005	Japan	Time	$ $	15,500 28,000	(6)	4.75 1.25	% %	Jan. 2009 – Dec. 2009 Jan. 2010 – Jan. 2015	A

K a m s a r m a x

Pedhoulas Merchant (Pemer Shipping Ltd. (“Pemer”))	82,300	2006	Japan	Time		$43,120		1.25%		Jan. 2009 – Nov. 2010	B

Pedhoulas Trader (Petra Shipping Ltd. (“Petra”))	82,300	2006	Japan	Time	$ $ $ $	69,000- 56,500- 42,000- 20,000-		1.00%		Aug. 2008 – Jul. 2009 Aug. 2009 – Jul. 2010 Aug. 2010 – Jul. 2011 Aug. 2011 – Jul. 2013	B

Vessel Name (Subsidiary Owner)	Dwt	Year Built (1)	Country Built	Charter Type	Charter Rate (2)		Commissions (3)		Time Charter Period (4)	Sister Ship (5)

Pedhoulas Leader (Pelea Shipping Ltd. (“Pelea”))	82,300	2007	Japan	Time		$36,750	3.75%		Dec. 2007 – Jun. 2009 (10)	B

P o s t – P a n a m a x

Stalo (Staloudi Shipping Corporation (“Staloudi”)) (7)	87,000	2006	Japan	Time	$ $	48,500 34,160	5.0 1.25	% %	Jul. 2007 – Aug. 2009 Jan. 2010 – Dec. 2014	C

Marina (Marinouki Shipping Corporation (“Marinouki”)) (7)	87,000	2006	Japan	Time	$ $ $ $ $ $ $	61,500- 57,500- 52,500- 42,500- 32,500- 31,500 21,500	2.50%		Dec. 2008 – Mar 2009 Apr. 2009 – Dec. 2009 Dec. 2009 – Dec. 2010 Dec. 2010 – Dec. 2011 Dec. 2011 – Oct. 2012 Oct. 2012 – Dec. 2012 Dec. 2012 – Dec. 2013	C

Sophia (Soffive Shipping Corporation (“Soffive”)) (7)	87,000	2007	Japan	Time		$34,720	1.25%		Oct. 2008 – Sep. 2013	C

Eleni (Eniaprohi Shipping Corporation (“Eniaprohi”)) (7)	87,000	2008	Japan	Time	$ $ $	70,000 66,400 34,160	1.25 1.25 1.25	% % %	Nov. 2008 – Oct. 2009 Oct. 2009 – Mar. 2010 Apr. 2010 – Mar. 2015	C

Martine (Eniadefhi Shipping Corporation (“Eniadefhi”)) (7)	87,000	2009	Japan	Time		$40,500	1.25%		Feb. 2009 – Feb. 2014	C

Subtotal	1,061,900

N e w b u i l d s (9)

P o s t – P a n a m a x

Hull No. 1039 (Maxdodeka Shipping Corporation (“Maxdodeka”))	92,000	2009	South Korea							D (8)

Hull No. 1050 (Maxdekatria Shipping Corporation (“Maxdekatria”))	92,000	2010	South Korea							D (8)

Hull No. 1579 (Shikoku Friendship Shipping Company (“Shikoku”))	95,000	2010	Japan							D (8)

Vessel Name (Subsidiary Owner)	Dwt	Year Built (1)	Country Built	Charter Type	Charter Rate (2)	Commissions (3)	Time Charter Period (4)	Sister Ship (5)

C a p e s i z e

Hull No. 1074 (Eptaprohi Shipping Corporation (“Eptaprohi”))	176,000	2010	China	Time	$40,000	1.0%	Jun. 2010-May 2020	E

Hull No. 1075 (Maxpente Shipping Corporation (“Maxpente”))	176,000	2010	China	Time	$25,928	2.50%	Aug. 2011-Apr. 2031	E

Subtotal	631,000

TOTAL	1,692,900

(1)	For newbuilds, the dates shown reflect the expected delivery dates.

(2)	Quoted charter rates are gross charter rates.

(3)

Commissions reflect payments made to third party brokers or our charterers, and do not include the 1.0% fee payable on gross freight, charter hire, ballast bonus and demurrage to our Manager pursuant to our vessel management agreements with our Manager.

(4)

The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of May 15, 2009, scheduled start dates. Actual start dates and redelivery dates may differ from the scheduled start and redelivery dates depending on the terms of the charter and market conditions.

(5)	Each vessel with the same letter is a “sister ship” of each other vessel that has the same letter.

(6)	Average charter rate quoted among various options which could alternatively be exercised.

(7)	Double-hulled vessel.

(8)

These Post-Panamax class newbuilds are being built in different shipyards than our current Post-Panamax class vessels, but may be subject to similar operational treatment as the current vessels of the same class because they have substantially the same specifications as the current vessels. Under certain of our charter contracts, we are able to substitute these newbuilds for the current vessels nominated under the charter contract, although in certain cases, such substitution may result in a discount in the charter rate.

(9)

Our subsidiaries Maxdeka Shipping Corporation (“Maxdeka”) and Maxenteka Shipping Corporation (“Maxenteka”), have agreed with the relevant seller to cancel their respective contracted newbuilds, and accordingly these newbuilds are not included in the table. These newbuilds did not have any contracted charterparty agreements. Refer to Note 24(e) to our financial statements included at the end of this annual report for more details concerning these arrangements.

(10)

Under agreements we have entered into with the charterers of our vessels Maria, Katerina, and Pedhoulas Leader, we have agreed to the termination of existing charters for these vessels upon their redelivery between June 15 and July 15, 2009. In exchange for the early redelivery of these vessels, we will be compensated in the aggregate amount of $38.6 to $41.9 million, depending on the actual redelivery date of each vessel. The compensation was calculated based on the difference between the contracted charter rates and the agreed assumed average market rates over the charter duration, with an agreed discount. Following redelivery the vessels will be available for employment, although we are yet to arrange replacement charters (refer to Note 24(c) of our financial statements included at the end of this annual report).

(11)

Under an agreement we have entered into with the charterer of our vessel Efrossini, we have agreed to the termination of the existing charter as of March 15, 2009. In exchange for the early redelivery of this vessel, we received from the charterer compensation in the aggregate amount of $25.5 million, net of commissions. The compensation was calculated based on the difference between the contracted charter rates and the agreed assumed average market rates over the charter duration, with an agreed discount. The vessel is currently employed in the spot market (refer to Note 24(c) to our financial statements included at the end of this annual report).

Since the beginning of 1995 through December 31, 2008, we have acquired and taken delivery of 22 newbuilds. We are currently contracted to take delivery of a further five newbuilds, comprised of two South Korean-built Post-Panamax class vessels, with contract prices of $73.5 million per vessel, scheduled for delivery in 2009 and 2010 respectively, one Japanese-built Post-Panamax class vessel, with a contract price of $68.4 million, scheduled for delivery in 2010 and two Chinese-built Capesize class vessels, with contract prices of $80.0 million and $81.0 million, respectively, both scheduled for delivery in 2010. In addition to payment of the contract prices for the newbuilds, we are required to make payments for certain adjustments under our newbuild contracts, such as certain third-party seller interest expenses.

Chartering of Our Fleet

We currently deploy the vessels in our fleet under long-term, or period time, charters and trip time charters, which are short-term time charters of up to three months where the vessel performs one or more voyages between load port(s) and discharge port(s). Trip time charters and voyage charters (described below) of three months or less are referred to in our industry as spot charters or spot market charters due to their short-term duration. Our vessels are used to transport bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes. We intend to employ our drybulk vessels on a mix of period and spot charters and, according to our assessment of market conditions, adjust the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with long-term period time charters or to profit from attractive spot rates during periods of strong charter market conditions.

A time charter is a contract to charter a vessel for a fixed period of time at a set daily rate and can last from a few days up to several years. Under our time charters the charterer pays for most voyage expenses, such as port, canal and fuel costs, agents’ fees, extra war risks insurance and any other expenses related to the cargoes, and we pay for vessel operating expenses, which include, among other costs, costs for crewing, provisions, stores, lubricants, insurance, maintenance and repairs, drydocking and intermediate and special surveys.

Voyage charters are generally contracts to carry a specific cargo from a load port to a discharge port, including positioning the vessel at the load port. Under a voyage charter, the charterer pays an agreed upon total amount or on a per cargo ton basis, and we pay for both vessel operating expenses and voyage expenses. We infrequently enter into voyage charters.

Our Customers

Since 2005 our customers have included over 30 national, regional and international companies, including Bunge, Cargill, Daiichi, Intermare Transport G.m.b.H., Eastern Energy Pte. Ltd., NYK, Shinwa Kaiun Kaisha, Kawasaki Kisen Kaisha, Ltd, or their affiliates. During 2008, three of our charterers accounted for 72.4% of our revenues, namely Daiichi, Bunge and NYK, with each one accounting for more than 10% of total revenues. During 2007, three of our charterers accounted for 69.2% of our total revenues, namely Daiichi, Bunge and Cargill, with each one accounting for more than 10% of total revenues. During 2006, two of our charterers accounted for 75.2% of our revenues, namely Bunge and Cargill, with each one accounting for more than 10% of total revenues. We seek to charter our vessels primarily to charterers who intend to use our vessels without sub-chartering them to third parties. A prospective charterer’s financial condition and reliability are also important factors in negotiating employment for our vessels.

Management of Our Fleet

Our chief executive officer, president, chief financial officer and chief operating officer, collectively referred to in this annual report as our “executive officers,” provide strategic management for our company and also supervise the management of our day-to-day operations by our Manager. Our arrangements with our Manager and its performance are reviewed by our board of directors. We have a management agreement pursuant to which our

Manager provides us and our subsidiaries with technical, administrative, commercial and certain other services for an initial term expiring on June 3, 2010, with automatic one-year renewals for an additional eight years, unless we provide notice of non-renewal 12 months prior to the end of the then-current term. Our Manager reports to us and our board of directors through our executive officers.

In addition, we have agreed to allow our Manager to provide certain management services to an unaffiliated third party with respect to three vessels, until February 2010.

Historically, our Manager only rarely managed vessels other than those in our fleet and currently it does not manage any other companies’ vessels, with the exception of certain services provided with respect to three vessels to an unaffiliated third party, which is engaged in the business of chartering-in third party vessels owned by other vessel owners for subsequent chartering-out to third party customers. Our Manager has agreed that, during the term of our management agreement and for a period of one year following its termination, our Manager will not provide management services to, or with respect to, any drybulk vessels other than (a) on our behalf or (b) with respect to drybulk vessels that are owned or operated by the Hajioannou Entities, which include Polys Hajioannou, Nicolaos Hadjioannou, Vorini Holdings and Machairiotissa Holdings, and drybulk vessel businesses that are acquired, invested in or controlled by the Hajioannou Entities, subject in each case to compliance with, or waivers of, the restrictive covenant agreements entered into between us and the Hajioannou Entities.

Our Manager has also agreed that if one of our drybulk vessels and a drybulk vessel owned or operated by any of the Hajioannou Entities are both available and meet the criteria for a charter being arranged by our Manager, our drybulk vessel will receive such charter. In return for providing technical, administrative and commercial management of our vessels, including human resources, financial and other administrative services such as bookkeeping, audits and accounting services, banking and financial services, client and investor relations services and office space, our Manager receives a management fee of $575 per day per vessel. After expiry of the initial term of the agreement on June 3, 2010, these fees will be adjusted every year by agreement between us and our Manager. In return for chartering services rendered to us, our Manager also receives a fee of 1.0% on all freight, charter hire, ballast bonus and demurrage for each vessel. Our Manager also receives a commission of 1.0% based on the contract price of any vessel bought or sold by it on our behalf, including the acquisition of each of our contracted newbuilds. We also pay our Manager a flat supervision fee of $375,000 per newbuild, which we capitalize, for the on-premises supervision by selected engineers and others on the Manager’s staff of newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise.

Competition

We operate in highly competitive markets that are based primarily on supply and demand. Our business fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We believe we differentiate ourselves from our competition by providing young, modern vessels with advanced designs and technological specifications. Having all of our current fleet and, upon delivery of our contracted newbuilds, a majority of our expected fleet at that time built in Japanese shipyards, we believe, provides us with an advantage in attracting large, well-established customers, including Japanese customers.

The drybulk sector is characterized by relatively low barriers to entry, and ownership of drybulk vessels is highly fragmented. In general, we compete with other owners of Panamax class or larger drybulk vessels for charters based upon price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel.

Crewing and Shore Employees

We have four shore-based employees, all of whom are provided by our Manager. This management team consists of our chief executive officer, president, chief financial officer and chief operating officer. Our Manager is responsible for the technical management of our fleet and therefore also handles the recruiting, either directly or through a crewing agent, of the senior officers and all other crew members for our vessels. As of December 31, 2008, 252 people served on board the vessels in our fleet, and our Manager employed 38 people, all of whom were shore-based.

Permits and Authorizations

We are required by various governmental and other agencies to obtain certain permits, licenses, certificates and financial assurances with respect to each of our vessels. The kinds of permits, licenses, certificates and financial assurances required by governmental and other agencies depend upon several factors, including the commodity being transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the type and age of the vessel. All permits, licenses, certificates and financial assurances currently required to operate our vessels have been obtained. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of doing business.

Risk of Loss and Liability Insurance

General

The operation of our fleet includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes as well as personal injury and loss of life. In addition, the operation of any oceangoing vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. The U.S. Oil Pollution Act of 1990 (“OPA 90”), which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for vessel owners and operators trading in the United States market.

Our Manager is responsible for arranging insurance for all our vessels on terms specified in our management agreement, which we believe are in line with standard industry practice. In accordance with our management agreement, our Manager procures and maintains hull and machinery insurance, war risks insurance, freight, demurrage and defense coverage and protection and indemnity coverage with mutual assurance associations. Due to our low incident rate and young age of our fleet, we are generally able to procure relatively low hull and machinery insurance rates.

While our insurance coverage for our drybulk vessel fleet is in amounts that we believe to be prudent to protect us against normal risks involved in the conduct of our business and consistent with standard industry practice, our Manager may not be able to maintain this level of coverage throughout a vessel’s useful life. Furthermore, there can be no assurance that all risks are adequately insured against, that any particular claim will be paid or that adequate insurance coverage will always be able to be obtained at reasonable rates.

Hull and machinery and war risks insurance

Our marine hull and machinery insurance covers risks of partial loss or actual or constructive total loss from collision, fire, grounding, engine breakdown and other insured risk up to an agreed amount per vessel. Our war risks insurance covers risks of partial loss or actual or constructive total loss from confiscation, seizure, capture, vandalism, sabotage and other war-related risks. Our vessels will each be covered up to at least their fair market value after meeting certain deductibles per incident per vessel. We also maintain increased value coverage for each of our vessels. Under this increased value coverage, in the event of the total loss of a vessel, we are entitled to recover amounts not recoverable under our hull and machinery policy due to under-insurance.

Protection and indemnity insurance

Protection and indemnity insurance is a form of mutual indemnity insurance provided by mutual marine protection and indemnity associations, or “P&I Clubs,” formed by vessel owners to provide protection from large financial loss to one club member by contribution towards that loss by all members.

Protection and indemnity insurance covers our third-party and crew liabilities in connection with our shipping activities. This includes third-party liability, crew liability and other related expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Unless otherwise provided by the international conventions that limit the liability of vessel owners and subject to the “capping” discussed below, our coverage, except for pollution, will be unlimited.

Our current protection and indemnity insurance coverage for pollution is limited to $1.0 billion per vessel per incident. We are a member of a P&I Club that is a member of the International Group of P&I Clubs (the “International Group”). The P&I Clubs that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each individual P&I Club’s liabilities. The International Group exists to arrange collective insurance and reinsurance for P&I Clubs, to represent the views of vessel owners and charterers who belong to those P&I Clubs on matters of concern to the shipping industry and to provide a forum for the exchange of information. Each of the constituent P&I Clubs is an independent, non-profit making mutual insurance association, providing cover for its vessel owners and charterer members against liabilities of their respective businesses. Each P&I Club is controlled by its members through a board of directors elected from the membership. The board of directors retains responsibility for strategic and policy issues, but delegates the technical running of the P&I Club to full-time managers.

Although the P&I Clubs compete with each other for business, they have found it beneficial to pool their larger risks under the auspices of the International Group. This pooling is regulated by a contractual agreement which defines the risks that are to be pooled and exactly how these are to be shared among the participating P&I Clubs. The pool provides a mechanism for sharing all claims in excess of $7.0 million up to a limit of about $4.5 billion. For a layer of claims between $50.0 million and $2.0 billion the P&I Clubs in the International Group purchase reinsurance from the commercial market. The pooling system provides participating P&I Clubs with reinsurance protection, at cost, at much higher levels than would normally be available in the commercial reinsurance market. As a member of a P&I Club that is a member of the International Group, we are subject to periodic assessments payable to the P&I Clubs mainly based on our claims record, as well as the claims record of the International Group, all other members of the individual P&I Clubs and members of the pool of P&I Clubs comprising the International Group.

Inspection by Classification Societies

Every oceangoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules and regulations of the classification society. In addition, each vessel must comply with all applicable laws, rules and regulations of the vessel’s country of registry, or “flag state,” as well as the international conventions of which that flag state is a member. A vessel’s compliance with international conventions and corresponding laws and ordinances of its flag state can be confirmed by the applicable flag state, port state control or, upon application or by official order, the classification society, acting on behalf of the authorities concerned.

The classification society also undertakes, upon request, other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years. The maintenance of class, regular and extraordinary surveys of a vessel’s hull and machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•

Annual Surveys. For oceangoing vessels, annual surveys are conducted for its hull and machinery, including the electrical plant, and for any special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•

Intermediate Surveys. Extended annual surveys are referred to as “intermediate surveys” and typically are conducted on the occasion of the second or third annual surveys after commissioning and after each class renewal.

•

Class Renewal / Special Surveys. Class renewal surveys, also known as “special surveys,” are more extensive than intermediate surveys and are carried out at the end of each five year period. During the special survey the vessel is thoroughly examined, including thickness-gauging to determine any diminution in the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. It may be expensive to have steel renewals pass a special survey if the vessel is aged or experiences excessive wear and tear. A vessel owner has the option of arranging with the classification society for the vessel’s machinery to be on a continuous survey cycle, according to which all machinery would be surveyed within a five-year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class.

Most vessels are also drydocked every 24 to 36 months for inspection of their underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation or condition of class” which must be rectified by the vessel owner within the prescribed time limits. If “In Water Survey” (IWS) notation is assigned by class, as is the case for our vessels, the vessel owner has the option of carrying out an underwater inspection of the vessel in lieu of drydocking up to the tenth anniversary of vessel delivery, subject to certain conditions, thereby generally achieving a higher utilization for the relevant vessel.

In general, insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies (IACS). All of our vessels are certified as being “in class” by Lloyd’s Register of Shipping, which is a member of IACS.

The following table lists the dates of our recent drydockings and special surveys, and the dates by which we expect to carry out the next drydockings and special surveys for the vessels in our current drybulk vessel fleet:

Vessel Name	Drydocking (1)	Special Survey (1)

Efrossini	August 2010	February 2013
Maria	October 2010	April 2013
Vassos	August 2011	February 2014
Katerina	November 2011	May 2014
Maritsa	September 2009	January 2010
Pedhoulas Merchant	March 2010	March 2011
Pedhoulas Trader	May 2010	May 2011
Pedhoulas Leader	February 2011	March 2012
Stalo	January 2010	January 2011
Marina	January 2010	January 2011
Sophia	June 2011	June 2012
Eleni	November 2012	November 2013
Martine	February 2013	February 2014

(1)

We have the ability to carry out in-water surveys of these vessels in lieu of drydocking, subject to certain conditions, which allows us to achieve a higher utilization of the relevant vessel. In the event of an in-water survey as part of a particular intermediate survey, drydocking would be required for the following special survey. Drydocking can be undertaken as part of a special survey if the drydocking occurs within 15 months prior to the special survey deadline.

Environmental and Other Regulations

General

Government regulation significantly affects the ownership and operation of our vessels. Our vessels are subject to international conventions and national, state and local laws and regulations in force in international waters and the countries in which they operate or are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and the management of other contamination, air emissions, water discharges and ballast water. These laws and regulations include OPA 90, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Clean Water Act (“CWA”) and Clean Air Act (“CAA”), the International Convention for Prevention of Pollution from Ships, the International Convention for Safety of Life at Sea (“SOLAS”) and implementing regulations adopted by the International Maritime Organization (“IMO”), the European Union (“EU”) and other international, national and local regulatory bodies. Compliance with these laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures. Our fleet, however, is young and modern and complies with all current requirements. Under our management agreement, our Manager has assumed technical management responsibility for our fleet, including compliance with all applicable government and other regulations. If our management agreement with our Manager terminates, we would attempt to hire another party to assume this responsibility, including compliance with the regulations described herein. In such event we may be unable to hire another party to perform these and other services for a fixed fee, as is the case with our Manager. However, due to the nature of our relationship with our Manager, we do not expect our management agreement to be terminated early.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (such as the U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry), charterers and terminal operators. Certain of these entities require us to obtain permits, licenses, financial assurances and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the drybulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with all environmental laws and regulations applicable to us as of the date of this annual report. However, because such laws and regulations are subject to frequent change and may impose increasingly stricter requirements, such future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations. However, we believe that the nature of our young, modern fleet is such that we will not be exposed to the same level of risk faced by owners of older, less modern vessels.

The International Maritime Organization

Our vessels are subject to standards imposed by the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted regulations that are designed to reduce pollution in international waters, both from accidents and from routine operations, and has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, Annex III of the International Convention for the Prevention of Pollution from Ships (“MARPOL”) regulates the transportation of marine pollutants and imposes standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea.

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Annex VI became effective on May 19, 2005, and sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We have obtained International Air Pollution Prevention Certificates for all our vessels, and believe that maintaining compliance with Annex VI will not have an adverse financial impact on the operation of our vessels. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our vessels. For example, the United States in February 2007 proposed a series of amendments to Annex VI regarding emissions of particulate matter, nitrogen oxides and sulfur oxides. At its 58th session in October 2008, the IMO Marine Environment Protection Committee (“MEPC”) voted unanimously to adopt these amendments. The revised Annex VI reduces air pollution from vessels by, among other things (i) implementing a progressive reduction of sulfur oxide emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii)

establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. These amendments to Annex VI are expected to enter into force on July 1, 2010, which is six months after the deemed acceptance date of January 1, 2010. Once these amendments become effective, we may incur costs to comply with these revised standards.

In March 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the “Bunker Convention”, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention also requires registered owners of ships over 1,000 gross tons to maintain insurance in specified amounts to cover their liability for relevant pollution damage. The Bunker Convention was ratified by a sufficient number of nations for entry into force, and the Bunker Convention became effective on November 21, 2008.

The operation of our vessels is also affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or “ISM Code.” The ISM Code requires vessel owners or any other person, such as a manager or bareboat charterer, who has assumed responsibility for the operation of a vessel from the vessel owner and on assuming such responsibility has agreed to take over all the duties and responsibilities imposed by the ISM Code, to develop and maintain an extensive SMS, or Safety Management System, that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a “Safety Management Certificate” for each vessel they operate from the government of the vessel’s flag state. The certificate verifies that the vessel operates in compliance with its approved SMS. Currently, our Manager has the requisite documents of compliance and safety management certificates for each of the vessels in our fleet for which the certificates are required by the IMO. Our Manager is required to renew these documents of compliance and safety management certificates every five years. Compliance is externally verified on an annual basis for the Manager and between the second and third years for each vessel by the applicable flag state. Although all our vessels are currently ISM Code-certified, there can be no assurance that such certification will be maintained indefinitely.

Noncompliance by a vessel owner, manager or bareboat charterer with the ISM Code may subject such party to increased liability, invalidate existing insurance or decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. For example, the U.S. Coast Guard and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports.

The U.S. Oil Pollution Act of 1990

OPA 90 established an extensive regulatory and liability regime for the protection of the environment from oil spills and cleanup of oil spills. OPA 90 applies to discharges of any oil from a vessel, including discharges of fuel and lubricants. OPA 90 affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. While our vessels do not carry oil as cargo, they do carry lubricants and fuel oil, or “bunkers,” which subjects our vessels to the requirements of OPA 90.

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges, or threatened discharges, of pollutants from their vessels, including bunkers. OPA 90 defines these “other damages” broadly to include:

•	natural resource damages and the costs of assessment thereof;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resource damages; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards and loss of subsistence use of natural resources.

OPA 90 preserves the right to recover damages under other existing laws, including maritime tort law.

As a result of 2006 amendments to OPA 90, the liability of responsible parties under OPA 90 was increased to the greater of $950 per gross ton or $800,000 per non-tank vessel (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

Under OPA 90, all owners and operators of vessels over 300 gross tons are required to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90. U.S. Coast Guard regulations require evidence of financial responsibility in the amount of $1,250 per gross ton for non-tank vessels, which includes the OPA 90 liability limit of $950 per gross ton for non-tank vessels and the CERCLA liability limit of $300 per gross ton (see “—The U.S. Comprehensive Environmental Response, Compensation, and Liability Act” below for further details). Under the regulations, owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, guarantee, letter of credit or self-insurance. An owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA 90. Under the self-insurance provisions, the vessel owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the U.S. Coast Guard regulations by providing a financial guarantee evidencing sufficient self-insurance. We have satisfied these requirements and obtained a U.S. Coast Guard certificate of financial responsibility for all of our vessels.

The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the U.S. Coast Guard and could increase our costs of obtaining this insurance for our fleet, as well as the costs of our competitors that also require such coverage.

We currently maintain, for each of our vessels, oil pollution liability coverage insurance in the amount of $1.0 billion per incident. Although our vessels carry a relatively small amount of bunkers, a spill of oil from one of our vessels could be catastrophic under certain circumstances. We also carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Losses as a result of fire or explosion could be catastrophic under some conditions. While we believe that our present insurance coverage is adequate, not all risks can be insured and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates. If the damages from a catastrophic spill exceeded our insurance coverage, the payment of those damages could have a severe, adverse effect on us and could possibly result in our insolvency.

Title VII of the Coast Guard and Maritime Transportation Act of 2004 amended OPA 90 to require the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel. These vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties. All of our vessels have U.S. Coast Guard-approved response plans.

OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

The U.S. Comprehensive Environmental Response, Compensation, and Liability Act

CERCLA applies to spills or releases of hazardous substances other than petroleum or petroleum products, whether on land or at sea. CERCLA imposes joint and several liability, without regard to fault, on the owner or operator of a ship, vehicle or facility from which there has been a release, along with other specified parties. Costs recoverable under CERCLA include cleanup and removal costs, natural resource damages and governmental oversight costs. Liability under CERCLA is generally limited to the greater of $300 per gross ton or $0.5 million per vessel carrying non-hazardous substances ($5.0 million for vessels carrying hazardous substances), unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited. As described above, owners and operators of vessels must establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under CERCLA.

The U.S. Clean Water Act

The CWA prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. It also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recently enacted OPA 90 and CERCLA, discussed above. Currently, under U.S. Environmental Protection Agency (“EPA”) regulations that have been in place since 1978, vessels are exempt from the requirement to obtain CWA permits for the discharge in U.S. ports of ballast water and other substances incidental to the normal operation of vessels. However, on March 30, 2005, the United States District Court for the Northern District of California ruled in Northwest Environmental Advocates v. EPA, 2005 U.S. Dist. LEXIS 5373, that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order granting permanent injunctive relief to the plaintiffs, invalidating the blanket exemption in the EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date. Under the court’s ruling, owners and operators of vessels visiting U.S. ports would be required to comply with any CWA permitting program to be developed by the EPA or face penalties. The District Court’s decision was affirmed by the Ninth Circuit Court of Appeals on July 23, 2008. In June 2008, the EPA proposed rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels. Under the proposed rules, commercial vessels would be required to obtain a CWA permit regulating such discharges. The permit, which was finalized by EPA in December 2008, incorporates current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and provides technology-based and water-quality based limits for other discharges, such as deck runoff, bilge water and gray water. Administrative provisions, such as monitoring, recordkeeping and reporting requirements, are also included. In addition, various states have also enacted legislation restricting ballast water discharges and the introduction of non-indigenous species considered to be invasive. These and any similar restrictions enacted in the future could increase the costs of operating in the relevant waters.

The U.S. Clean Air Act

On October 9, 2008, the U.S ratified the amended Annex VI to the MARPOL Convention, addressing air pollution from ships, which went into effect on January 8, 2009. The CAA also requires states to adopt State Implementation Plans, or “SIPs”, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. In addition, individual states, including California, have attempted to regulate vessel emissions within state waters. Although the California rules were recently struck down by the Ninth Circuit Court of Appeals as preempted by the CAA, the state intends to request further judicial review. It could also seek a waiver from the EPA to allow the adoption of such standards. The more stringent proposed California rules were generally superseded when the U.S. ratified and implemented the amended MARPOL Annex VI, as discussed above. However, new or more stringent federal or state air emission regulations could require significant capital expenditures to retrofit vessels and could otherwise increase our operating costs.

Other environmental initiatives

The EU has adopted legislation that (1) requires member states to refuse access to their ports by certain substandard vessels, according to vessel type, flag and number of previous detentions; (2) obliges member states to inspect at least 25% of vessels using their ports annually and increase surveillance of vessels posing a high risk to maritime safety or the marine environment; (3) provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies; and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings. It is also considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. While we do not believe that the costs associated with our compliance with these adopted and proposed EU initiatives will be material, it is difficult to predict what additional legislation, if any, may be promulgated by the EU or any other country or authority. For example, in October 2007, the Commission of the European Communities proposed an Integrated Maritime Policy for the European Union. Under the proposal, the Commission indicated that it will, among other things, support international efforts to diminish air pollution, including greenhouse gas emissions, from ships, and will consider additional proposals in these areas at the European level.

The U.S. National Invasive Species Act (“NISA”) was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by vessels in foreign ports. Under NISA, the U.S. Coast Guard adopted regulations in July 2004 imposing mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the vessel or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. However, mid-ocean ballast exchange is mandatory for vessels heading to the Great Lakes or Hudson Bay. Mid-ocean ballast exchange is the primary method for compliance with the U.S. Coast Guard regulations, since holding ballast water can prevent vessels from performing cargo operations upon arrival in the United States and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and Hudson Bay), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. The U.S. Coast Guard is developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species or lead to requirements for active treatment of ballast water. A number of bills relating to ballast water management have been introduced in the U.S. Congress, but it is difficult to predict which, if any, will be enacted. Several states, including Michigan and California, have adopted legislation or regulations relating to the permitting and management of ballast water discharges. A challenge to the Michigan law was dismissed by the federal district court and, in November 2008, this decision was affirmed by the Sixth Circuit Court of Appeals. Other states could adopt similar requirements that could increase the costs of operation in state waters.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of April 30, 2009, the BWM Convention had been adopted by 18 states, representing 15.36% of the world’s tonnage. Each vessel in our current fleet has been issued a BWM plan Statement of Compliance by the classification society with respect to the applicable IMO regulations and guidelines.

If mid-ocean ballast exchange is made mandatory at the international level, or if ballast water treatment requirements or options are instituted, the cost of compliance could increase for oceangoing vessels. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our business.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol.

However, the European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the United States, the California Attorney General and a coalition of environmental groups in October 2007 petitioned the EPA to regulate greenhouse gas emissions from ocean-going vessels under the Clean Air Act. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate that restrict emissions of greenhouse gases could entail financial impacts on our operations that we cannot predict with certainty at this time.

Vessel security regulations

A number of initiatives have been introduced in recent years intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (the “MTSA”) came into effect. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or “ISPS Code.” Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid “International Ship Security Certificate” that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the IMO, SOLAS and the ISPS Code, and we have approved ISPS certificates and plans on board all our vessels, which have been certified by the applicable flag state.

Seasonality

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. This seasonality may result in quarter-to-quarter volatility in our results of operations. The market for marine drybulk transportation services is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. This seasonality could materially affect our business, financial condition, results of operations and ability to pay dividends.

C.	Organizational Structure

Safe Bulkers, Inc. is a holding company with 21 subsidiaries, 20 of which are incorporated in Liberia and one of which is incorporated in the Republic of The Marshall Islands. Of our Liberian subsidiaries, 18 either own vessels in our fleet directly or indirectly or are parties to contracts to obtain newbuild vessels. Our subsidiaries are wholly-owned by us. A list of our subsidiaries as of May 15, 2009 is set forth in Exhibit 8.1 to this annual report.

D.	Property, Plant and Equipment

We have no freehold or leasehold interest in any real property. We occupy office space at 32 Avenue Karamanli, 16605 Voula, Athens, Greece that is provided to us as part of the services we receive under our management agreement. Other than our vessels, we do not have any material property. Our vessels are subject to first-priority mortgages, which secure our obligations under our various credit facilities. For further details regarding our credit facilities, refer to “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Credit Facilities.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this annual report. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report, our actual results may differ materially from those anticipated in these forward-looking statements. Please see the section “Forward Looking Statements” at the beginning of this annual report.

Overview

Our business is to provide international marine drybulk transportation services by operating vessels in the drybulk sector of the shipping industry. As of May 15, 2009 our fleet consisted of 13 drybulk vessels, and we had newbuild contracts for an additional five vessels with an aggregate capacity of 631,000 dwt. We deploy our vessels on a mix of period time and spot charters according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with period time charters or to profit from attractive spot charter rates during periods of strong charter market conditions. As of May 15, 2009, our fleet was comprised of nine vessels employed on period time charters and four vessels employed or intended to be employed upon redelivery on spot charters. We believe our customers, some of which have been chartering our vessels or vessels of our affiliates for over 20 years, enter into period time and spot charters with us because of the quality of our young and modern vessels and our record of safe and efficient operations.

The average number of vessels in our fleet for the years ended December 31, 2006, 2007 and 2008 was 11.5, 10.7 and 11.1, respectively.

After delivery of our contracted newbuilds, our drybulk fleet will consist of 18 vessels and will have an aggregate carrying capacity of 1,692,900 dwt, assuming we do not acquire any additional vessels or dispose of any of our vessels.

Our Manager

Our operations are managed by our Manager, Safety Management Overseas S.A., under the supervision of our executive officers and our board of directors. Under our management agreement, our Manager will provide us and our subsidiaries with technical, administrative and commercial services for an initial term expiring on June 3, 2010, with automatic one-year renewals for an additional eight years, at our option. Our Manager is ultimately owned by Machairiotissa Holdings, which is a corporation wholly-owned by Polys Hajioannou.

A.	Operating Results

Our operating results are largely driven by the following factors:

•

Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•

Available days. We define available days (also referred to as voyage days) as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys. Available days are used to measure the number of days in a period during which vessels should be capable of generating revenues.

•

Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance. Operating days are used to measure the aggregate number of days in a period during which vessels actually generate revenues.

•

Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our ownership days during that period. During the three years ending December 31, 2008, our average annual fleet utilization rate was approximately 99.56%. However, an increase in annual off-hire days could reduce our operating days, and therefore, our fleet utilization. Fleet utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special surveys.

•

Time charter equivalent rates. We define time charter equivalent rates, or TCE rates, as our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and trip time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and trip time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charter and, as a result, generally our TCE rates equal our time charter rates.

•

Daily vessel operating expenses. We define daily vessel operating expenses to include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period. Our ability to control our fixed and variable expenses, including our daily vessel operating expenses also affects our financial results. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, including certain crew wages, are denominated can cause our vessel operating expenses to increase.

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rates and daily vessel operating expenses for the periods indicated:

	Year Ended December 31,

	2006	2007	2008

Ownership days	4,208	3,914	4,075
Available days	4,208	3,914	4,040
Operating days	4,205	3,913	4,025
Fleet utilization	99.94%	99.98%	98.77%
TCE rates	$22,550	$42,327	$49,626
Daily vessel operating expenses	$3,106	$3,176	$4,323

Revenues

Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charter rates that our vessels earn under our charters, which, in turn, are affected by a number of factors, including:

•	levels of demand and supply in the drybulk shipping industry;

•	the age, condition and specifications of our vessels;

•	the duration of our charters;

•	our decisions relating to vessel acquisitions and disposals;

•	the amount of time that we spend positioning our vessels;

•

the availability of our vessels, which is related to the amount of time that our vessels spend in drydock undergoing repairs and the amount of time required to perform necessary maintenance or upgrade work; and

•	other factors affecting charter rates for drybulk vessels.

Revenue is recognized as earned on a straight line basis over the charter period in respect of charter agreements that provide for varying rates. The difference between the revenue recognized and the actual charter rate is recorded as unearned revenue (see the section entitled “Unearned Revenue” below). Commissions (address and brokerage), regardless of charter type, are always paid by us and are deferred and amortized over the related charter period and are presented as a separate line item in revenues to arrive at net revenues in the accompanying combined and consolidated statements of income.

Revenues from our period time charters comprised 47.8%, 48.9% and 83.6%, respectively, of our charter revenues for the years ended December 31, 2006, 2007 and 2008. The revenues from our spot charters comprised 52.2%, 51.1% and 16.4%, respectively, of our charter revenues for the year-ended December 31, 2006, 2007 and 2008.

Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable than those on period time charters, but may enable us to capture increased profit margins during periods of high drybulk charter rates, although we are exposed to the risk of low drybulk charter rates, which may have a materially adverse impact on our financial performance. If we fix vessels on period time charters, future spot market rates may be higher or lower than those rates at which we have time chartered our vessels. We are constantly evaluating opportunities to increase the number of our drybulk vessels employed on period time charters, but only expect to enter into additional period time charters if we can obtain contract terms that satisfy our criteria.

Unearned Revenue

Unearned revenue includes: (i) revenue received prior to the balance sheet date relating to services to be rendered after the balance sheet date amounting to $6.4 million as of December 31, 2008 and (ii) deferred revenue resulting from straight line revenue recognition in respect of charter agreements that provide for varying charter rates of which $2.1 million will be recognized as revenue during the period ending December 31, 2009 and $11.8 million will be recognized as revenue during the period from January 1, 2010 until March 31, 2015. We did not record any Unearned revenue relating to varying charter rates for the years prior to 2008, as we did not have any charter agreements before 2008 that provided for such varying charter rates. For more information, refer to Note 19 to our financial statements.

Commissions

We pay commissions ranging from 1.25% to 5.0% on our period time and trip time charters, which are a type of spot charter, to unaffiliated ship brokers, other brokers associated with our charterers and to our charterers. These commissions are directly related to our revenues, from which they are deducted. We expect that the amount of our total commissions to unaffiliated ship brokers and unaffiliated in-house brokers will continue to grow as the size of our fleet grows and revenues increase following delivery of our five remaining contracted newbuilds and as a result of additional vessel acquisitions. These commissions do not include fees we pay to our Manager, which are described under “Item 4. Information on the Company—B. Business Overview—Management of our Fleet”.

Voyage Expenses

We charter our vessels primarily through period time charters and trip time charters under which the charterer is responsible for most voyage expenses, such as the cost of bunkers, port expenses, agents’ fees, canal dues, extra war risks insurance and any other expenses related to the cargo. We are responsible for the remaining voyage expenses such as draft surveys, hold cleaning, postage and other minor miscellaneous expenses related to the voyage. We generally do not employ our vessels on voyage charters under which we would be responsible for all voyage expenses, therefore we have not experienced during the relevant periods, and do not expect to experience, material changes to our voyage expenses.

Vessel Operating Expenses

Vessel operating expenses include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other minor miscellaneous items. We expect that crewing costs will continue to increase in the future due to the shortage in the supply of qualified personnel. In addition, we expect that insurance costs, drydocking and maintenance costs will increase as our vessels age. Our total vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet. We expect these expenses to increase further as a result of the acquisition of our remaining contracted newbuilds, and as we further expand our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including changes in the market price of lubricants due to increases in oil prices, may also cause these expenses to increase. In addition, a portion of our vessel operating expenses, primarily crew wages to our Greek crew members, are in currencies other than the U.S. dollar. These expenses may increase or decrease as a result of fluctuation of the U.S. dollar against these currencies.

Depreciation

We depreciate our drybulk vessels on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years from the date of delivery from the shipyard. Furthermore, we estimate the residual value of our vessels to be $182 per light-weight ton.

Vessels, Net

Vessels are recorded at their historical cost, which consists of the contracted purchase price, any direct material expenses incurred upon acquisition (including improvements, on-site supervision expenses incurred during the construction period, commissions paid, delivery expenses and other expenditures to prepare the vessel for her initial voyage) and financing costs incurred during the construction of the vessel. Subsequent expenditures for conversions and major improvements are also capitalized when it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. If such factors are not met, such expenditures are not capitalized and, instead, are charged to expenses as incurred.

Prior to our initial public offering which was completed in June 2008, we financed vessel construction through interest-free owners advances during the relevant periods and utilized the specific loan method of accounting. As a result, no interest was capitalized as a component of vessel cost for the year ended December 31, 2007. For the year ended December 31, 2008, we capitalized interest amounting to $304,115.

Since January 1, 2005, our Manager has received a commission of 1.0% of the contract price of vessel purchases upon delivery of our acquired vessels through separate arrangements with Itochu Corporation, a trading house that has facilitated such purchases and which is also the counterparty in the applicable newbuild contracts. Under our management agreement with our Manager, for purchases of vessels including with respect to each of our five remaining contracted newbuilds, we will pay our Manager a commission of 1.0% on the contract price of the relevant vessel for our Manager’s services in connection with finalizing the contract, arranging for various regulatory approvals and bank financing and other administrative services. In addition, we pay our Manager a flat fee of $375,000 per newbuild, for the on-premises supervision of all newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise. These amounts payable to our Manager will be included as part of the vessel cost.

General and Administrative Expenses

General and administrative expenses consist of management fees paid to our Manager, which is a related party, in relation to management services offered, and expenses paid to third parties associated with us being a public company, which include the preparation of disclosure documents, legal and accounting costs, incremental director and officer liability insurance costs, director compensation and costs related to compliance with the Sarbanes-Oxley Act of 2002.

In relation to management fees, during the period from January 1, 2005 to December 31, 2007, we paid our Manager a management fee of $50,000 per year for each vessel in our fleet and a fee of 0.4% on gross freight, charter hire, ballast bonus and demurrage, excluding any amortization of time charter discount to revenue. The management fee has been recorded as a general and administrative expense. On January 1, 2008, we amended the vessel management agreements in effect at the time, and from that period onwards we have been required to pay our Manager a management fee of $575 per day per vessel and a fee of 1.0% on gross freight, charter hire, ballast bonus and demurrage. In connection with our initial public offering which was completed in June 2008, we entered into a new management agreement to replace our then existing arrangements with our Manager. Under our new management agreement, we have continued to pay a management fee of $575 per day per vessel and a fee of 1.0% on gross freight, charter hire, ballast bonus and demurrage.

In addition to the fees described above, we pay our Manager the commissions and fees with respect to vessel purchases and newbuilds described above in “—Vessels, Net” and the commissions with respect to vessel sales described below under “—Gain on Sale of Assets.” Although we have not, within the past five years, deployed our vessels on bareboat charter and do not currently have any plans to deploy our vessels on bareboat charter, under our management agreement, we will also provide our Manager with a fee of $250 per day per vessel deployed on bareboat charter for providing commercial, technical and administrative services. We expect that the amount of our total management fees will increase following the delivery of our five contracted newbuilds and as a result of additional vessel acquisitions.

In relation to expenses paid to third parties associated with us being a public company, our financial statements for periods prior to our initial public offering which was completed in June 2008 show our results of operations as a private company when we did not pay any compensation to our directors and officers. As a public company since June 2008, we have incurred additional general and administrative expenses. We expect that the primary components of general and administrative expenses, other than the management fees described above, will continue to consist of expenses associated with being a public company, which include the preparation of disclosure documents, legal and accounting costs, incremental director and officer liability insurance costs, director compensation and costs related to compliance with the Sarbanes-Oxley Act of 2002.

Interest Expense and Other Finance Costs

We incur interest expense on outstanding indebtedness under our existing credit facilities, which we include in interest expenses. We also incurred financing costs in connection with establishing those facilities, which is included in our finance costs and amortization and write-off of deferred finance charges. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Gain on Sale of Assets

Our subsidiary, Maxpente, and certain other entities that were under common control with our subsidiaries prior to our initial public offering which was completed in June 2008 (but which were not transferred to Safe Bulkers, Inc. in connection with the offering), each owned vessels that were sold during the years ended December 31, 2006 and 2007. Below is a table listing the vessels, their classes, the names of the owning entities prior to disposal and dates of disposal.

Vessel Name	Class	Owner	Disposal Date

Pelopidas	Panamax	Pelodimous Shipping Corporation	November 30, 2006

Sophia (the “Old Sophia”) (1)	Panamax	Sofikal Shipping Corporation	April 11, 2006

Pedhoulas Farmer	Kamsarmax	Maxpente Shipping Corporation	January 9, 2007

Pedhoulas Fighter	Kamsarmax	Maxtria Shipping Corporation	January 26, 2007

Kanaris (the “Old Kanaris”) (1)	Panamax	Kanastro Shipping Corporation	February 20, 2007

Eleni (the “Old Eleni”) (1)	Panamax	Eleoussa Shipping Corporation	March 26, 2007

(1)	Certain of the sold vessels have the same name as certain vessels in our current fleet, and we refer to these sold vessels as the Old Sophia, Old Kanaris and Old Eleni, as applicable.

The aggregate gains on the sale of these assets were as follows:

Year Ended December 31,

2006	2007	2008

$37.0 million	$112.4 million	$—

In connection with each of these asset sales, we paid our Manager a commission of 1.0% of the sale price of the vessel. Under our management agreement, we are required to pay our Manager a commission of 1.0% of the sale price of a vessel for any future vessel sales. We expect that gains from vessel sales will decrease in the future as we do not expect to sell vessels at the same rate as vessels have been sold between January 1, 2006 and December 31, 2007. We expect that commissions payable to our Manager on vessel sales will decrease for the same reason.

Early Redelivery Cost

Early redelivery cost reflects amounts payable to charterers for early termination of a period time charter resulting from our request for early redelivery of a vessel. We generally request such early redelivery when we would like to take advantage of a strong period time charter market environment and believe that an opportunity to enter into a similarly priced period time charter is not likely to be available when the relevant vessel is scheduled to be redelivered.

We have entered into such arrangements for early redelivery and incurred such costs in the past, and we may continue to do so in the future, depending on market conditions. On March 9, 2007, we agreed with the charterers of the Stalo to terminate the then-existing period time charter on the vessel. The period time charter had commenced on January 18, 2006, at a daily gross charter rate of $13,500 and was contractually due to expire in May 2011. We desired to terminate the charter because the contracted charter rate was significantly lower than the charter rates that we could receive for the vessel in March 2007. Under the new agreement with the charterer, (a) we were required to pay the charterer $3.4 million upon termination of the old period time charter and redelivery of the vessel and (b) the charterer was offered the opportunity to charter the Marina, Sophia and Pedhoulas Leader under period time charters for periods of up to 5 to 14 months at below-market rates. The total cost of the early termination of the Stalo period time charter amounted to $14.4 million, which was more than offset by subsequently fixing the Stalo on two spot charters, at daily charter rates of $47,500 and $50,000, prior to entering into a two-year period time charter from July 2007 until August 2009, at a daily charter rate of $48,500.

On September 20, 2007, we entered into an agreement, at our request, with the then-current charterer of the Katerina to terminate the charter earlier than the originally scheduled termination date of November 9, 2007. As compensation for early redelivery, we agreed to pay the charterers an amount equal to $1.1 million, which was more than offset by subsequently fixing the Katerina on a spot charter during the period from September 30, 2007 until November 9, 2007, which generated revenue of $3.1 million.

On October 17, 2007, we entered into an agreement, at our request, with the then-current charterer of the Marina to terminate the charter earlier than the originally scheduled termination date of May 22, 2008 in connection with the redelivery of the Stalo, as described above. The charter had commenced on March 26, 2007 at a daily gross charter rate of $25,000. The Marina was redelivered on January 30, 2008, and the actual compensation payable to the charterer amounted to $6.5 million. The vessel was fixed on a spot charter until April 23, 2008 at a daily rate of $56,500 and has been subsequently fixed on another spot charter until June 29, 2008 at a daily rate of $94,000.

On March 7, 2008, Petra agreed with the charterers of the Pedhoulas Trader to terminate the $54,000 daily fixed rate time charter which had commenced on February 9, 2008, and was due to expire by July 24, 2008. As compensation for early redelivery of the vessel, Petra agreed to pay the charterers an amount of $0.8 million. The vessel was redelivered on June 8, 2008, and was subsequently fixed at a daily charter rate of $76,500 until August 1, 2008.

Critical Accounting Policies

We prepared our combined and consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. We base these estimates on the information currently available to us and on various other assumptions we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please read Note 2 to our financial statements at the end of this annual report.

Revenue and Related Expense Recognition

We generate revenues from charterers for the charter hire of our vessels. Vessels are chartered mainly under time charters, where a contract is entered into for the use of a vessel for a specific voyage or a specific period of time and at a specified daily charter rate. The daily charter rate can be either a fixed amount or it can vary over the term of the contract. Revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Revenue is recognized as earned on a straight line basis over the charter period in respect of charter agreements that provide for varying rates. Revenues from a time charter may also include ballast bonus, which is an amount paid by the charterer for repositioning the vessel at the charterer’s disposal (delivery point) that is recognized as revenue over the term of the charter, and other miscellaneous revenues from vessel operations.

Commissions (address and brokerage), regardless of charter type, are always paid by us and are deferred and amortized over the related charter period and are presented as a separate line item in revenues to arrive at net revenues in the combined and consolidated statements of income.

Expenses relating to our time charters are vessel operating expenses and certain voyage expenses, which are paid for by us. These expenses are recognized as incurred. Vessel operating expenses that we pay for include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other minor miscellaneous items. Voyage expenses that we pay for include costs for draft surveys, hold cleaning, postage and other minor miscellaneous expenses related to the voyage and recognize as incurred. The charterer is responsible for paying the cost of bunkers and other voyage expenses (e.g., port expenses, agents’ fees, canal dues, extra war risks insurance and any other expenses related to the cargo).

Vessels’ Depreciation

Depreciation is computed using the straight-line method over the estimated useful life of a vessel, after considering the estimated residual value. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. An increase in the useful life of a drybulk vessel or in its residual value would have the effect of decreasing the annual depreciation and extending it into later periods. A decrease in the useful life of a drybulk vessel or in its residual value would have the effect of increasing the annual depreciation.

Impairment of Long-lived Assets

We apply SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS 144”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we are required to evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. Undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions are considered as potential impairment indicators. We determine undiscounted projected net operating cash flow for each vessel and compare it to the vessel carrying value. In this respect, management reviews the carrying amount of our vessels in connection with the estimated recoverable amount for each of our vessels. The undiscounted cash flows incorporate various factors such as estimated future charter rates, estimated scrap values, future drydocking costs, estimated vessel operating costs and estimated vessel utilization rates. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. No impairment loss was recorded for any of the periods presented.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised), “Business Combinations” (“SFAS 141 (revised)”). SFAS 141 (revised) relates to business combinations and requires the acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. We must adopt this standard as of January 1, 2009. As the provisions of SFAS 141 (revised) are applied prospectively, the impact to us cannot be determined until any such transaction occurs.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51” (“SFAS 160”), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008, which will be our fiscal year beginning January 1, 2009. Our adoption of SFAS 160 as from January 1, 2009 will not have any effect on our results of operations, financial position or cash flows.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”) which requires enhanced disclosures in respect of derivative instruments and hedging activities. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. As this statement relates only to disclosure requirements, the adoption of SFAS 161 will not have an impact on our financial position, results of operations or cash flows.

Results of Operations

Year ended December 31, 2008 compared to year ended December 31, 2007

During the year ended December 31, 2008, we had an average of 11.1 drybulk vessels in our fleet. During the year ended December 31, 2007, we had an average of 10.7 drybulk vessels in our fleet.

During the year ended December 31, 2008, we acquired the vessel Eleni, a Post-Panamax class vessel.

During the year ended December 31, 2007, we acquired the following vessels: Pedhoulas Leader, a Kamsarmax class vessel and Sophia, a Post-Panamax class vessel.

During the year ended December 31, 2007, we sold the following vessels: two Panamax class vessels, Old Kanaris and Old Eleni. During this period, we also sold two Kamsarmax class vessels, Pedhoulas Farmer and Pedhoulas Fighter, immediately upon their delivery to us from the shipyard, pursuant to agreements with the purchasers of these vessels.

Revenues

Revenues increased by 21.1% or $36.3 million to $208.4 million during the year ended December 31, 2008, from $172.1 million during the year ended December 31, 2007. This increase is attributable primarily to an increase in the daily charter rates payable under our charters (the TCE rate for 2008 was $49,626, compared to a TCE rate of $42,327 for 2007) and an increase in operating days for the year ended December 31, 2008 by 2.9% to 4,025 days, compared to 3,913 operating days for the year ended December 31, 2007. The increase in the operating days was due to the operation of the vessels Pedhoulas Leader and Sophia for the full year 2008 (both vessels were delivered during the year 2007) and the delivery of the vessel Eleni in November 2008.

Commissions

Commissions to unaffiliated ship brokers, other brokers associated with our charterers and our charterers during the year ended December 31, 2008 amounted to $7.6 million, an increase of $1.4 million, or 22.6%, compared to $6.2 million during the year ended December 31, 2007, primarily due to the increase in our revenues. Commissions as a percentage of our revenues were stable at 3.65% and 3.60% for the years ended December 31, 2008 and 2007, respectively.

Vessel operating expenses

Vessel operating expenses increased by 41.9%, or $5.2 million to $17.6 million during the year ended December 31, 2008, from $12.4 million during the year ended December 31, 2007. The increase of our vessel operating expenses was primarily due to the increase of the costs for (i) repairs, maintenance and drydocking, (ii) crewing, (iii) insurance, (iv) lubricants and (v) spares, stores and provisions.

During the year ended December 31, 2008 the cost for repairs, maintenance and drydocking increased by 633.3%, or $1.9 million, to $2.2 million, compared to $0.3 million during the year ended December 31, 2007, primarily due to the cost of drydocking four of our vessels in 2008 (Efrossini, Maria, Vassos, Katerina), compared to no vessel drydockings in 2007.

During the year ended December 31, 2008 the costs for crewing increased by 20.6%, or $1.4 million, to $8.2 million, compared to $6.8 million during the year ended December 31, 2007. This increase is primarily attributable to (i) increased salaries for our crews, (ii) the strengthening exchange rate of the euro against the U.S. dollar for our Greek crew members who are paid in euros and (iii) an increase in ownership days by 4.1% to 4,075 days in 2008, from 3,914 days in 2007.

During the year ended December 31, 2008 the cost for insurance increased by 50.0%, or $0.7 million, to $2.1 million, compared to $1.4 million during the year ended December 31, 2007 mainly due to increased insured vessel values.

During the year ended December 31, 2008 the cost for lubricants increased by 26.7%, or $0.4 million, to $1.9 million, compared to $1.5 million during the year ended December 31, 2007 due to increased lubricants prices and the higher average number of vessels in our fleet.

During the year ended December 31, 2008 the cost for spares, stores and provisions increased by 41.2%, or $0.7 million, to $2.4 million, compared to $1.7 million during the year ended December 31, 2007 due to increased prices for stores and provisions and the additional number of spares required for drydockings.

As a result, daily operating expenses increased by 36.1% during the year ended December 31, 2008, to $4,323 per day, compared to $3,176 per day during the year ended December 31, 2007.

Depreciation

Depreciation expense increased by 10.4% during the year ended December 31, 2008, to $10.6 million compared to $9.6 million during the year ended December 31, 2007, due to the increase in ownership days from 3,914 during the year ended December 31, 2007, to 4,075 during the year ended December 31, 2008, as well as higher costs for the most recent additions to our fleet.

General and administrative expenses

General and administrative expenses, increased 116.2%, or $4.3 million, to $8.0 million during the year ended December 31, 2008, from $3.7 million during the year ended December 31, 2007. The increase is attributable to (i) an increase in remuneration paid to our Manager of $3.2 million, from $1.2 million in 2007 to $4.4 million in 2008, as a result of changes to our management terms with our Manager effective from January 1, 2008 and ii) an increase in expenses associated with our initial public offering and our operation as a public company of 44%, or $1.1 million, from $2.5 million in 2007 to $3.6 million in 2008.

Interest expense

Interest expense increased by $8.2 million, or 100.0%, to $16.4 million during the year ended December 31, 2008 from $8.2 million during the year ended December 31, 2007. The increase in interest expense was due to the increase in the weighted average amount of loans outstanding to $408.6 million for the year ended December 31, 2008, compared to $241.9 million for the year ended December 31, 2007, as well as the increase in the weighted average interest rate of our outstanding indebtedness to 4.03% p.a. for the year ended December 31, 2008, from 3.35% p.a. for the year ended December 31, 2007.

Loss on derivatives

Loss on derivatives increased by $18.8 million to a loss of $19.5 million during the year ended December 31, 2008, from a loss of $0.7 million during the year ended December 31, 2007. The increase of $18.8 million includes the effect from foreign exchange derivatives as well as from interest rate derivatives. The effect from interest rate derivatives, which amounted to an increase of $21.7 million in losses, was mainly as a result of the mark-to-market valuation of interest rate swap transactions and was partly offset by the effect from the gains from foreign exchange derivatives of $2.4 million, due to favorable movements of the rates of the currencies in which the derivatives contracts were denominated. At December 31, 2008, the aggregate notional amount of interest rate swap transactions outstanding was $445.2 million, compared to $40.0 million at December 31, 2007. These swaps economically hedged the interest rate exposure of approximately 95% of the company’s aggregate loans outstanding as of December 31, 2008, which includes the additional interest rate swap transaction entered into as of December 31, 2008 with an inception date of January 7, 2009. The mark-to-market valuation of these interest rate swap transactions at the end of each quarter is affected by the prevailing comparable interest rates at that time.

Foreign currency loss

Foreign currency loss was $9.5 million during the year ended December 31, 2008, compared to $13.8 million during the year ended December 31, 2007, representing a reduction of losses of $4.3 million. Foreign currency exchange losses resulted primarily from currency translation or currency conversion of loans denominated in foreign currencies. Following conversions during 2008 and the first quarter of 2009, none of our loans is denominated in foreign currency as of March 31, 2009.

Gain on sale of assets

Gain on sale of assets for the year ended December 31, 2007 reflects the sale of the vessels Old Kanaris, Old Eleni, Pedhoulas Farmer and Pedhoulas Fighter to third party drybulk operators for an aggregate contract price of $220.2 million, representing a gain of $112.4 million over the net book value of such vessels at the time of sale. In connection with these sales, we paid our Manager an aggregate of $2.2 million in commissions. There were no such transactions during the year ended December 31, 2008.

Year ended December 31, 2007 compared to the year ended December 31, 2006

During the year ended December 31, 2007, we had an average of 10.7 drybulk vessels in our fleet. During the year ended December 31, 2006, we had an average of 11.5 drybulk vessels in our fleet.

During the year ended December 31, 2007, we acquired the following vessels: Pedhoulas Leader, a Kamsarmax class vessel and Sophia, a Post-Panamax class vessel.

During the year ended December 31, 2007, we sold the following vessels: two Panamax class vessels, Old Kanaris and Old Eleni. During this period, we also sold two Kamsarmax class vessels, Pedhoulas Farmer and Pedhoulas Fighter, immediately upon their delivery to us from the shipyard, pursuant to agreements with the purchasers of these vessels.

During the year ended December 31, 2006, we acquired the following vessels: two Post-Panamax class vessels, Marina and Stalo, and two Kamsarmax class vessels, Pedhoulas Merchant and Pedhoulas Trader.

During the year ended December 31, 2006, we sold the following vessels: two Panamax class vessels, Old Sophia and Pelopidas.

Revenues

Revenues increased by 73.8% or $73.1 million to $172.1 million during the year ended December 31, 2007, from $99.0 million during the year ended December 31, 2006. This increase is attributable primarily to an increase in the daily charter rates payable under our charters. Revenues were also affected by a decrease in the number of operating days due to sales of the vessels Kanaris and Old Eleni, which were not offset by the deliveries of Pedhoulas Leader and Sophia. During the year ended December 31, 2007, our operating days decreased by 6.9% to 3,913 days, compared to 4,205 operating days for the year ended December 31, 2006.

Commissions

Commissions to unaffiliated ship brokers, other brokers associated with our charterers and our charterers during the year ended December 31, 2007 amounted to $6.2 million, an increase of $2.5 million, or 67.6%, compared to $3.7 million during the year ended December 31, 2006 and were 3.74% and 3.60% of revenues during the years ended December 31, 2006 and 2007, respectively. The increase in such commissions resulted primarily from the increase in daily charter rates and was similarly affected by the decrease in operating days due to vessel sales.

Vessel operating expenses

Vessel operating expenses decreased by 5.3%, or $0.7 million to $12.4 million during the year ended December 31, 2007, from $13.1 million during the year ended December 31, 2006. The decrease is primarily attributable to the 6.9% decrease in operating days during the year ended December 31, 2007 as compared to the year ended December 31, 2006 resulting from vessel sales. The primary components of our vessel operating expenses such as costs for crewing, and insurances, were moderately increased, while all other cost components decreased. During the year ended December 31, 2007 costs for crewing increased by 3.0%, or $0.2 million, to $6.8 million, compared to $6.6 million during the year ended December 31, 2006.

This increase was primarily due to the rising cost of crew salaries, in particular for our Greek crew members who are paid in euros, as a result of the rising strength of the euro compared to the U.S. dollar since December 31, 2006. During the year ended December 31, 2007 the cost for insurance increased by 7.7%, or $0.1 million, to $1.4 million, compared to $1.3 million during the year ended December 31, 2006, and the cost for lubricants during this period remained stable. Daily operating expenses remained relatively constant during the year ended December 31, 2007, at $3,176 per day, compared to $3,106 per day during the year ended December 31, 2006.

Depreciation

Depreciation expense remained constant during the year ended December 31, 2007, at $9.6 million compared to $9.6 million during the year ended December 31, 2006. This reflects the relatively constant number of ownership days as a result of vessel acquisition and vessel sales.

General and administrative expenses—Management fee to related party

General and administrative expenses, which consisted of management fees paid to our Manager, increased by 20.0%, or $0.2 million, to $1.2 million during the year ended December 31, 2007, from $1.0 million during the year ended December 31, 2006 due to an increase in our revenues.

Interest expense

Interest expense increased by $2.1 million, or 34.4%, to $8.2 million during the year ended December 31, 2007 from $6.1 million during the year ended December 31, 2006. The increase in interest expense was due to the increase in the weighted average amount of loans outstanding to $241.9 million during the year ended December 31, 2007, compared to $183.0 million during the year ended December 31, 2006, as well as the increase in the weighted average interest rate during the year ended December 31, 2007 to 3.35% from 3.27% during the year ended December 31, 2006.

Loss on derivatives

Loss on derivatives decreased by $1.3 million, or 64.14%, to a loss of $0.7 million during the year ended December 31, 2007, from a loss of $2.0 million during the year ended December 31, 2006. The decrease of $1.3 million includes the effect from foreign exchange derivatives as well as from interest rate derivatives. The effect from foreign exchange derivatives, which amounts to a decrease of $1.5 million in losses, was due to the declining volume of derivatives contracts in the periods under comparison, as on December 31, 2007 there were no derivative contracts outstanding, versus a notional amount of $13.5 million of such contracts on December 31, 2006. The effect of the interest rate swap concluded on the Kerasies loan amounted to a loss of $0.2 million, representing the negative fair value as of December 31, 2007. No interest rate derivatives were outstanding as of December 31, 2006.

Foreign currency loss

Foreign currency loss was $13.8 million during the year ended December 31, 2007, compared to $3.3 million during the year ended December 31, 2006, representing a change of $10.5 million resulting primarily from more unfavorable currency translation between the U.S. dollar against the Japanese yen and the Swiss franc. As two loans in foreign currencies were converted during 2007 to the U.S. dollar, the outstanding percentage of principal in foreign currencies was reduced to 47.3% as of December 31, 2007, reducing the exposure to foreign currency differences in the future.

Gain on sale of assets

Gain on sale of assets for the year ended December 31, 2007 reflects the sale of the vessels Old Kanaris, Old Eleni, Pedhoulas Farmer and Pedhoulas Fighter to third party drybulk operators for an aggregate contract price of $220.2 million, representing a gain of $112.4 million over the net book value of such vessels at the time of sale. In connection with these sales, we paid our Manager an aggregate of $2.2 million in commissions. Gain on sale of assets for the year ended December 31, 2006 reflects the sale of the vessels Pelopidas and Old Sophia to third party drybulk operators for an aggregate contract price of $78.1 million, representing a gain of $37.0 million over the net book value of such vessels at the time of sale. In connection with these sales, we paid our Manager an aggregate of $0.8 million in commissions.

B.	Liquidity and Capital Resources

Historically prior to our initial public offering, our principal sources of funds have been owners advances, operating cash held on our behalf by our Manager, long-term bank borrowings of our subsidiaries and cash from vessel sales held on our behalf by our Manager. In the past, our principal use of funds has been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations, fund working capital requirements, make repayments of bank loans and owners advances and, more recently, pay dividends.

As of December 31, 2008, we, through our subsidiaries, had an aggregate debt outstanding of $468.3 million (based on prevailing exchange rates as of that date) under various credit agreements to finance the purchase of the vessels owned by our subsidiaries, comprised of outstanding amounts in U.S. dollars and Swiss francs. In addition, in February 2009 our subsidiary, Eniadefhi, made aggregate drawings of $40.0 million under a credit facility to finance the purchase of our vessel Martine and to provide working capital. As of March 31, 2009, our aggregate debt outstanding was $497.3 million, all of which was denominated in U.S. dollars and as of that date, all of our newbuild contracts required payments in U.S. dollars. However, we will still be exposed to currency fluctuations with respect to the euro in connection with certain of our vessel operating expenses, such as crew wages to our Greek crew members.

Our primary liquidity needs are to fund capital expenditures in relation to newbuild contracts, financing expenses, debt repayment, vessel operating expenses, general and administrative expenses and dividend payments to our shareholders. We anticipate that our primary sources of funds will be cash from operations, additional indebtedness to be used for the purchase of our contracted newbuilds and to meet working capital requirements and, possibly, equity financings. As of May 15, 2009, we will need to make payments in the aggregate of $307.9 million through 2010 to the shipyards or third party sellers in order to take delivery of our contracted newbuilds, of which amount $165.6 million is payable over the remainder of 2009, and $142.3 million is payable in 2010.

We currently estimate that internally generated cash flow and borrowings under our existing credit facilities will be sufficient to fund the operations of our fleet, including our working capital requirements, through at least the end of 2009. Beginning in 2010, we expect to require additional indebtedness to partially fund our remaining commitments of an estimated $142.3 million with respect to our newbuilds. To the extent that we are unable to obtain such additional indebtedness, we will need to find alternative financing, unless delivery of one or more of our newbuilds is delayed or cancelled. If we are unable to find alternative financing, our subsidiaries will not be capable of funding their relevant commitments for capital expenditures relating to our contracted newbuilds, which could adversely impact the dividends we intend to pay, and could have a material adverse effect on our business, financial condition and results of operations.

Depending on market conditions at the time, we may in the future seek to negotiate the termination of certain of our newbuild contracts. On April 30, 2009, we cancelled the newbuild contracts for two Kamsarmax vessels to be acquired by our subsidiaries Maxdeka and Maxenteka. In connection with these cancellations, we paid aggregate cancellation fees of $14.4 million to the relevant sellers, which were more than offset by savings of $89.6 million in installment payments that would have been made had we taken delivery of the newbuilds. We did not have charter agreements arranged with respect to these newbuilds. See “Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Industry and Our Business” for a discussion of the risks related to the termination of any of our newbuild contracts.

Our future liquidity will impact our dividend policy. We expect that our contracted revenues and additional indebtedness when compared with our anticipated capital expenditure, operating and general and administrative expenses and financing costs will provide the liquidity necessary to support our dividend policy and our growth. If we are unable to secure the additional borrowings required to take delivery of our contracted newbuilds, our ability to pay dividends will be adversely affected. We paid our first quarterly dividend of $0.1461 per share in August

2008, and subsequent dividends of $0.475 per share in November 2008 and $0.15 per share in February 2009, respectively. On May 6, 2009 we declared a dividend of $0.15 per share to all shareholders of record as of May 22, 2009, payable on or about May 29, 2009. In March and April 2008, prior to our initial public offering, we paid a dividend of $147.8 million to our owners Polys Hajioannou and Nicolaos Hadjioannou, which was funded from amounts due from our Manager. An additional dividend of $27.6 million, funded using amounts due from our Manager and reflecting a portion of estimated net income earned from January 1, 2008 until the date immediately prior to our initial public offering, was also paid in May 2008 to our owners.

We currently intend to use a portion of our free cash to pay dividends to our shareholders. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (a) our earnings, financial condition and cash requirements and availability, (b) our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, (c) provisions of Marshall Islands law governing the payment of dividends, (d) restrictive covenants in our existing and future debt instruments and (e) global financial conditions. We can give no assurance that dividends will be paid in the future.

As of December 31, 2008 we had $86.4 million in cash of which $27.7 million comprises cash and cash equivalents, $21.3 million comprises short-term bank deposits with original maturities longer than three months and shorter than twelve months, $32.6 million comprises short-term restricted cash and $4.8 million comprises long-term restricted cash; we also had aggregate indebtedness of $468.3 million plus available borrowing capacity of $45.0 million under one additional credit facility for our subsidiary Eniadefhi. During 2008, we paid back to our principal stockholders from surpluses from operations advances we had received on March 4, 2008, in relation to the payment for vessels under construction of ¥800 million (the equivalent of $7.7 million, based on a ¥104.5/$1.00 exchange rate), and on May 27, 2008, in relation to the payment for a vessel under construction of an additional ¥400 million (the equivalent of $3.8 million, based on a ¥105.05/$1.00 exchange rate).

As of March 31, 2009, we had $150.5 million in cash of which $13.0 million comprises cash and cash equivalents, $12.0 million comprises short-term bank deposits with original maturities longer than three months and shorter than twelve months, $120.6 million comprises short-term restricted cash and $4.9 million comprises long-term restricted cash. As of March 31, 2009, we also had aggregate indebtedness of $497.3 million.

We had approximately $45.0 million and $5.0 million of undrawn amounts available under our credit facilities, as of December 31, 2008 and March 31, 2009, respectively.

Cash Flows

Cash and cash equivalents increased to $27.7 million as of December 31, 2008. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Prior to our initial public offering which was completed in June 2008, the cash we generated from operating activities was reflected as cash used in operating activities, mainly as a result of our arrangements with our Manager. Under our historical arrangements with our Manager, our Manager undertook the execution of all financial transactions on our behalf with respect to third parties and our owners. As a result, all of our cash from a period, including cash from operating activities, investing activities and financing activities, was maintained in the name of our Manager and was reflected as amounts Due from Manager in the combined statements of cash flows until the year ended December 31, 2007. Since our initial public offering, all cash we generate from our operating, investing and financing activities is being maintained in our name or in the names of our subsidiaries.

Net Cash (Used in)/Provided by Operating Activities

Net cash provided by operating activities decreased by $18.9 million, to $259.6 million in 2008 compared to $278.5 million in 2007. The increase was primarily attributable to the absence of any gain from vessel sales during 2008 as opposed to $112.4 million from vessel sales during 2007, partially offset by the reduction of the amounts Due from Manager by $95.6 million.

For the year ended December 31, 2007 amounts Due from Manager decreased by $143.0 million (which includes the $88.4 million of net cash provided by investing activities shown below in the section “—Net Cash (Used in)/Provided by Investing Activities” and the $366.9 million of net cash used in financing activities shown below in the section “—Net Cash (Used in)/Provided by Financing Activities”) compared to an increase of $83.0 million (which includes the $33.8 million of net cash used in investing activities shown below in the section “—Net Cash (Used in)/Provided by Investing Activities” and the $46.6 million of net cash provided by financing activities shown below in the section “—Net Cash (Used in)/Provided by Financing Activities”) for the year ended December 31, 2006. This decrease of $143.0 million during the year ended December 31, 2007, was mainly due to settlement of intercompany accounts with our Manager and our owners, including dividend payments of $383.9 million, partially offset by increased proceeds from long-term debt.

Net Cash (Used in)/Provided by Investing Activities

Net cash flows (used in) investing activities were $(148.2) million for the year ended December 31, 2008 compared to net cash flows provided by investing activities of $88.4 million for the year ended December 31, 2007. The increase of cash flows (used in) investing activities of $236.6 million from 2007 is mainly attributable to the decrease in proceeds from the sale of vessels, as during the year ended December 31, 2008 we did not sell any vessels, while during the year ended December 31, 2007, we sold four vessels.

Net cash flows provided by investing activities were $88.4 million for the year ended December 31, 2007 compared to net cash flows (used in) investing activities of $(33.8) million for the year ended December 31, 2006. This increase of $122.2 million from 2006 is mainly attributable to an increase in proceeds from the sale of vessels, as during the year ended December 31, 2007, we sold four vessels, while during the year ended December 31, 2006, we sold two vessels.

Net Cash (Used in)/Provided by Financing Activities

Net cash flows (used in) financing activities were $(83.7) million for the year ended December 31, 2008 compared to net cash flows (used in) financing activities of $(366.9) million for the year ended December 31, 2007. This decrease of $283.2 million compared to 2007 is largely attributable to a $187.8 million net decrease in our repayment of owners advances and a $174.6 decrease in dividend payments, partially offset by a $22.6 million increase in proceeds from long-term debt compared to 2007 and an increase of $29.1 million in long-term debt principal payments.

Net cash flows (used in) financing activities were $(366.9) million for the year ended December 31, 2007 compared to net cash flows provided by financing activities of $46.6 million for the year ended December 31, 2006. This decrease is largely attributable to a $144.1 million increase in our repayment of owners advances compared to 2006 and dividend payments of $383.9 million, partially offset by a $138.6 million increase in proceeds from long-term debt compared to 2006.

Credit Facilities

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt. Our subsidiaries have entered into individual credit facilities in order to finance the acquisition of the vessels owned by these subsidiaries and for general corporate purposes. The durations until maturity of our various credit facilities range from 10 to 15 years, and they are repaid by semi-annual principal installments and a balloon payment due on maturity. We pay interest on these facilities which is based on floating rate LIBOR plus an applicable margin. The obligations under our credit facilities are secured by first priority mortgages over the vessels owned by the respective borrower subsidiaries, first priority assignments of all insurances and earnings of the mortgaged vessels and guarantees by Safe Bulkers, Inc.

During 2008, we drew down loans totaling $221.6 million and we repaid $85.5 million of our indebtedness. As of December 31, 2008, we through our subsidiaries had twelve outstanding credit facilities with a combined outstanding balance of $468.3 million. These credit facilities have maturity dates between 2017 and 2023. For a description of our credit facilities as of December 31, 2008, please see Note 8 to our financial statements included at the end of this annual report. During 2009, we plan to repay approximately $54.8 million of our long-term debt outstanding as of December 31, 2008. In February 2009, we drew down a loan of $40.0 million to finance the acquisition of one of our vessels and increase our cash reserves. For more information regarding this credit facility, please refer to Notes 11 (a) and 24 (b) of the financial statements included at the end of this annual report.

Covenants Under Credit Facilities

The credit facilities impose operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit our subsidiaries’ ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend;

•

permit us to pay dividends if, during the twelve month period ending March 31, 2010, one of our charters is cancelled, any of its terms are waived or the payments under such charter decrease, unless we are able to demonstrate to the lender’s satisfaction that we have the necessary cash resources to meet our newbuild commitments and maintain a minimum cash balance of $25.0 million.

•	enter into long-term charters for more than 13 months;

•	incur additional indebtedness, including through the issuance of guarantees;

•	change the flag, class or management of the vessel mortgaged under such facility or terminate or materially amend the management agreement relating to such vessel;

•	create liens on their assets;

•	make loans;

•	make investments;

•	make capital expenditures;

•	undergo a change in ownership or control or permit a change in ownership and control of our Manager;

•	sell the vessel mortgaged under such facility;

•	permit the Hajioannou family to reduce its shareholding in us below 51%; and

•	permit our chief executive officer to change.

Our existing credit facilities also require certain of our subsidiaries to maintain specified financial ratios and satisfy financial covenants. Depending on the credit facility, certain of our subsidiaries are subject to financial ratios and covenants requiring that these subsidiaries:

•

ensure that the market value of the vessel mortgaged under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below 100% to 120%, as applicable, of the outstanding amount of the loan (the “Minimum Value Covenant”);

•

ensure that outstanding amounts in currencies other than the U.S. dollar do not exceed 100% or 110%, as applicable, of the U.S. dollar equivalent amount specified in the relevant credit agreement for the applicable period by, if necessary, providing cash collateral security in an amount necessary for the outstanding amounts to meet this threshold; and

•	ensure that we comply with certain financial covenants under the guarantees described below.

In addition, under guarantees we have entered into with respect to certain of our subsidiaries’ existing credit facilities, we are subject to specified financial covenants. Depending on the guarantee, these financial covenants include the following:

•

our total consolidated liabilities divided by our total consolidated assets must not exceed 70% (“Consolidated Leverage Covenant”). The total consolidated assets are based on the market value of our vessels and the book values of all other assets, on an adjusted basis as set out in the relevant guarantee;

•	the ratio of our aggregate debt to EBITDA must not at any time exceed 5.5:1 on a trailing 12 months’ basis (“EBITDA Covenant”);

•

our net consolidated worth (total consolidated assets less total consolidated liabilities) (“Consolidated Net Worth Covenant”) must not at any time be less than $175.0 million or $200.0 million, as the case may be, with the relevant bank;

•	payment of dividends is subject to no event of default having occurred;

•	maintenance of minimum free liquidity of $500,000 is required on deposit with a relevant lender on a per vessel basis for four vessels;

•	a minimum of 51% of its shares shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities.

As of December 31, 2008, we were in compliance with all covenants with respect to the Pemer, Petra and Staloudi credit facilities.

We entered into supplemental agreements in relation to the Marathassa, Marinouki, Kerasies and Soffive credit facilities dated April 6, 2009 and in relation to the Efragel, Avstes, Pelea, Marindou, Eniaprohi and Eniadefhi credit facilities on March 31, 2009, with the respective lenders.

Pursuant to letter agreements relating to the Marathassa, Marinouki, Kerasies and Soffive credit facilities dated February 18, 2009, our lender confirmed that we were in compliance with the Minimum Value Covenant as of December 31, 2008, on the basis of the lender’s amended Minimum Value Covenant proposal set forth in those letter agreements. We accepted this amended Minimum Value Covenant proposal by entering into supplemental agreements with our lender dated April 6, 2009, which superseded the prior letter agreements. Pursuant to the supplemental agreements, the market value of the security vessel for each facility was amended to include the fair market value of any attached charter, and the margin was amended. The supplemental agreements further provide for a reduction of the margin by 10 basis points to that part of the loan balance that is equal to the amount of cash maintained in an account pledged in favor of the lender, provided that: (i) such pledged amount is on deposit for the entire duration of the applicable interest period, and in any case for not less than three months, and (ii) there is no change in the capital adequacy treatment applying to the borrower’s account pledge that is detrimental to the lender. Our lender has subsequently confirmed to us by letters dated April 29, 2009 that as of April 6, 2009 there is no breach of covenant or warranty that exists or is continuing in relation to the relevant credit facilities. Although not asserted by the lender, we believe that we were in breach of the original terms of these facilities prior to signing the letter agreements with our lender, but such breach was cured by entry into the letter agreements and supplemental agreements, as confirmed by the letters dated April 29, 2009. We are currently in compliance with the amended terms.

Pursuant to a letter agreement relating to the Efragel, Avstes, Pelea, Marindou, Eniaprohi and Eniadefhi credit facilities, dated February 6, 2009, our lender asserted breaches of the Consolidated Leverage Covenant, Consolidated Net Worth Covenant and Minimum Value Covenant and waived compliance with these provisions until March 31, 2009. Under subsequent supplemental agreements relating to these facilities, each dated March 31, 2009, the lender has waived, with effect from December 31, 2008, any events of default that may have occurred between December 31, 2008 and March 30, 2009, with respect to any breach of the Minimum Value Covenant, the Consolidated Leverage Covenant, Consolidated Net Worth Covenant and Debt to EBITDA Ratio Covenant. We have undertaken to prepay on the next interest payment date relating to each of the relevant credit facilities an amount sufficient to restore compliance with the Minimum Value Covenant for each facility. These next interest payment dates fall at various times between April 20 and July 17, 2009. The prepayments for each credit facility will be applied in order of maturity for the three principal payments following the next rollover date and applied pro rata thereafter. We estimate that this will require a payment of approximately $35.9 million, that we have deposited with the lender. In addition, in the event that during the twelve month waiver period ending March 31, 2010, any charterparty agreement of the group is cancelled, any of its terms are waived or the charter rates under such charterparty agreement decrease, in order to continue paying dividends, we must demonstrate to the lender at the time of issuing our quarterly results that we have the necessary cash resources to meet our future newbuild commitments, assuming additional debt of $15.0 million per newbuild, while at all times maintaining a minimum cash balance of $25.0 million.

Interest Rate Swaps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to economically hedge our exposure to fluctuations in prevailing market interest rates. For more information on our interest rate swap agreements, refer to Note 14 to our financial statements included at the end of this annual report.

C.	Research and Development, Patents and Licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they are incurred.

D.	Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for drybulk vessel services. After reaching historical highs in mid-2008, charter hire rates for Panamax and Capesize drybulk vessels reached near historically low levels as of late 2008. This trend in charter hire rates reflects in part the fact that the supply of drybulk vessels in the market has been increasing, and the number of newbuild drybulk vessels on order is near historic highs. At the same time, the recent rapid contraction in the world economy and the expectation of declining growth or economic decline in the Asian region has reduced demand for drybulk services, which may continue. Accordingly, the combination of increasing drybulk capacity (both current and expected) and decreasing demand is likely to continue to result in reductions in charter hire rates and, as a consequence, adversely affect our operating results.

In response to the adverse changes in market conditions, we have sought to strengthen our balance sheet in view of the reduction of the availability of global credit, in order to be in a strong position to take advantage of future opportunities when the global economy recovers. For example, we have agreed to the early termination of certain of our long-term time charters, in exchange for receiving compensation from the relevant charterers (refer to Note 24(c) of our financial statements included at the end of this annual report for more information). As a result of the early redelivery of these vessels, our exposure to the relatively volatile spot market (compared to the time charter market) has increased but our counterparty risk has decreased, as the agreed compensation represents a substantial portion of our future contracted revenue on the time charter contracts that have been cancelled. This increased exposure to the spot market may result in increased volatility in our operating results. We have also reduced our capital expenditure and debt commitments through the selective cancellation of certain of our newbuild contracts (see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” for more information).

E.	Off-Balance Sheet Arrangements

As of December 31, 2008, we do not have any off-balance sheet arrangements.

F.	Contractual Obligations

Our contractual obligations as of December 31, 2008, were:

	Payments Due by Period

	Total	Less than 1 year (2009)	1-3 years (2010-2011)	3-5 years (2012-2013)	More than 5 years (After January 1, 2014)

	(Dollars in thousands)
Long-term debt obligations	$468,290	$54,807	$37,314	$49,012	$327,157
Interest payments (1)	$105,422	$19,342	$30,574	$18,779	$36,727
Payments to our manager (2) (3)	$53,596	$7,257	$15,819	$10,572	$19,948
Newbuild contracts (3)	$425,286	$193,400	$231,886	—	—

Total	$1,052,594	$274,806	$315,593	$78,363	$383,832

(1)

Amounts shown reflect estimated interest payments we expect to make with respect to our long-term debt obligations. The interest payments reflect an assumed LIBOR-based applicable interest rate of 1.75% for amounts outstanding in U.S. dollars and 2.885% for amounts outstanding in Swiss francs with respect to our existing credit facilities, plus the relevant margin of the applicable credit facility. Additionally, in calculating the interest payments we have used the fixed swap rates plus the applicable loan margin. See “—B. Liquidity and Capital Resources—Interest Rate Swaps”. As of March 31, 2009, none of the outstanding amounts under our credit facilities is denominated in currencies other than the U.S. dollar.

(2)

Under our management agreement, from January 1, 2008 to December 31, 2008, we paid our Manager $575 per vessel per day for certain commercial, technical and administrative services, a fee of 1.0% of the gross freight, charter hire, ballast bonus and demurrage collected from the employment of our ships and a commission of 1.0% of the contract price of any vessels sold on our behalf. In addition, we pay our Manager a commission of 1.0% of the contract price of any vessels bought on our behalf (other than the Eleni and the Martine) and $375,000 per newbuild for the on-premises supervision of newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise. Our management agreement expires on May 28, 2018. The fees paid under the management agreement are fixed for the initial two year term of the agreement, and the amounts shown in the table above do not take into account any potential changes to these fees after the expiration of this initial term on June 3, 2010.

(3)

The table does not reflect the cancellation, subsequent to December 31, 2008, of the newbuild contracts of our subsidiaries Maxdeka and Maxenteka. Taking into account the cancellation of these newbuild contracts, the newbuild contract commitments for the 1-3 years (2010-2011) period and the total commitments are reduced by $89.6 million and payments to our manager are reduced by $0.4 million in 2009 and $1.4 million in 2010, and total payments to our manager and the total commitments are reduced by $1.8 million.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth, as of May 15, 2009, information regarding our directors and executive officers.

Name	Age	Position

Polys Hajioannou	42	Chief Executive Officer, Chairman of the Board and Class I Director

Dr. Loukas Barmparis	46	President, Secretary and Class II Director

Konstantinos Adamopoulos	46	Chief Financial Officer and Class III Director

Ioannis Foteinos	50	Chief Operating Officer and Class I Director

Basil Sakellis	30	Class II Director

Name	Age	Position

Frank Sica	58	Class III Director

Ole Wikborg	53	Class I Director

Certain biographical information about each of these individuals is set forth below. The term of our Class I directors expires in 2009, the term of our Class II directors expires in 2010 and the term of our Class III directors expires in 2011.

Polys Hajioannou is our Chief Executive Officer and has been Chairman of our board of directors since 2008. Mr. Hajioannou also serves with our Manager, and prior to its inception, our Manager’s predecessor Alassia Steamship Co., Ltd., which he joined in 1987. Mr. Hajioannou was elected as a member of the board of directors of the Union of Greek Shipowners in 2006 and served on the board until February 2009. Mr. Hajioannou is also a founding member of the Union of Cyprus Shipowners. Mr. Hajioannou holds a bachelor of science degree in nautical studies from Sunderland University. Mr. Hajioannou is the brother of our former Chief Operating Officer, Nicolaos Hadjioannou.

Dr. Loukas Barmparis is our President and Secretary and has been a member of our board of directors since 2008. Dr. Barmparis also serves as the technical manager of our Manager, which he joined in February 2006, and is the project development manager of the affiliated Alasia Development S.A., responsible for renewable energy projects. Prior to joining our Manager and Alasia Development S.A., from 1999 to 2005 and from 1993 to 1995, Dr. Barmparis was employed at N. Daskalantonakis Group, Grecotel, one of the largest hotel chains in Greece, as technical manager and project development general manager. During the interim period between 1995 and 1999, Dr. Barmparis was employed at Exergia S.A. as an energy consultant. Dr. Barmparis holds a master of business administration (“MBA”) from the Athens Laboratory of Business Administration, a doctorate from the Imperial College of Science Technology and Medicine, a master of applied science from the University of Toronto and a diploma in mechanical engineering from the Aristotle University of Thessaloniki.

Konstantinos Adamopoulos is our Chief Financial Officer and has been a member of our board of directors since 2008. Prior to joining us, Mr. Adamopoulos was employed at Calyon, a financial institution, as a senior relationship manager in shipping finance for 14 years. Prior to this, from 1990 to 1993, Mr. Adamopoulos was employed by the National Bank of Greece in London as an account officer for shipping finance and in Athens as deputy head of the export finance department. Prior to this, from 1987 to 1989, Mr. Adamopoulos served as a finance officer in the Greek Air Force. Mr. Adamopoulos holds an MBA. in finance from the City University Business School and a bachelor of science in business administration from the Athens School of Economics and Business Science.

Ioannis Foteinos is our Chief Operating Officer and a member of our board of directors since February 2009. Mr. Foteinos has 25 years of experience in the shipping industry. After obtaining a bachelors degree in nautical studies from Sunderland University, he joined the predecessor of our Manager, Safety Management Overseas, in 1984, where he presently serves and will continue to serve as Chartering Manager.

Basil Sakellis has been a member of our board of directors and of our audit committee, and corporate governance, nominating and compensation committee since 2008. Mr. Sakellis has been an Investment Manager at HSBC Private Equity in London since 2008. Prior to that he worked at European Capital Financial Services Limited, a private equity firm based in London, from 2006 to 2008. In 2005, Mr. Sakellis worked for McKinsey & Company in London. From 2000 to 2004, Mr. Sakellis worked at NM Rothschild & Sons Ltd in London. Mr. Sakellis received an MBA. from Harvard Business School in 2006 and his Masters in Engineering from Imperial College, University of London, in 2000.

Frank Sica has been a member of our board of directors and the chairman of our audit committee, and corporate governance, nominating and compensation committee since 2008. Mr. Sica has served as a Managing Partner at Tailwind Capital, a private equity firm, since 2006. From 2004 to 2005, Mr. Sica was a Senior Advisor to Soros Private Funds Management. From 2000 to 2003, Mr. Sica was President of Soros Private Funds Management LLC, which oversaw the direct real estate and private equity investment activities of Soros. In 1998, Mr. Sica joined Soros Fund Management, where he was a Managing Director responsible for Soros’s private equity investments. From 1988 to

1998, Mr. Sica was a Managing Director at Morgan Stanley. In 1996, Mr. Sica was elevated to Co-CEO of Morgan Stanley’s Merchant Banking Division, whose principal operating unit was Morgan Stanley Capital Partners. Prior to 1988, Mr. Sica was a Managing Director in Morgan Stanley’s mergers and acquisitions department. From 1974 to 1977, Mr. Sica was an officer in the U.S. Air Force. Mr. Sica is a graduate of Wesleyan University, where he received a B.A. degree, and of the Amos Tuck School of Business at Dartmouth College, where he received his MBA. Mr. Sica is also a director of CSG Systems International, an account management and billing software company for communication industries, JetBlue Airways Corporation, a commercial airline, NorthStar Realty Finance Corporation, a real estate finance company, and Kohl’s Corporation, an owner and operator of department stores.

Ole Wikborg has been a member of our board of directors and of our audit committee, and corporate governance, nominating and compensation committee since 2008. Mr. Wikborg has been involved in the marine and shipping industry in various capacities for over 30 years. Since 2002, Mr. Wikborg has served as a director, senior underwriter and member of the management team of the Norwegian Hull Club, based in Oslo, Norway. From 2002 to 2006, Mr. Wikborg also served as a member and chairman of the Ocean Hull Committee of the International Union of Marine Insurance (IUMI), and since 2006 has served as Vice President and a member of the Executive Board of the IUMI. Since 1997, Mr. Wikborg has served as a board member of the Central Union of Marine Insurers, based in Oslo, and is presently that organization’s Chairman. From 1997 until 2002, Mr. Wikborg served as the senior vice president of the marine division of the Energy Zurich Protector Insurance Company AS, based in Oslo and Zurich, and from 1993 until 1997 served as a senior underwriter for the marine division of Protector Insurance Company AS, based in Oslo. Prior to his career in the field of marine insurance, Mr. Wikborg served in the Royal Norwegian Navy, attaining the rank of Lieutenant Commander.

Nicolaos Hadjioannou resigned as our Chief Operating Officer and as a member of our board of directors in February 2009, and is the brother of our Chief Executive Officer, Polys Hajioannou.

B.	Compensation of Directors and Senior Management

We did not pay our directors prior to our initial public offering. Beginning from the date of closing of our initial public offering on June 3, 2008 through September 30, 2008, each non-executive independent director received a fee of $10,000. From October 1, 2008 through the date of the 2009 annual meeting of the shareholders of the Company, and for subsequent years measured from the date of the annual meeting of the shareholders of the Company, non-executive independent directors shall be paid an annual fee in the amount of $40,000 plus reimbursement for their out-of-pocket expenses. In addition, the chairman of the audit committee and the corporate governance, nominating and compensation committee, Frank Sica, received from the date of closing of our initial public offering on June 3, 2008 through September 30, 2008, the equivalent of $15,000 in the form of shares of our common stock. From October 1, 2008 through the date of the 2009 annual meeting of the shareholders of the Company, and for subsequent years measured from the date of the annual meeting of the shareholders of the Company, the chairman of the audit committee and the corporate governance, nominating and compensation committee, Frank Sica, will receive the annual equivalent of $60,000 in the form of shares of our common stock. The members of our senior management have not and will not receive any compensation from us other than for their services as directors. We do not have any employment contracts with any of our executive officers, whose services are provided to us by our Manager. For a discussion of the fees payable to our Manager, refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreement”. Also, we do not have any service contracts with any of our non-executive directors that provide for benefits upon termination of their services.

No amounts are set aside or accrued by us to provide pension, retirement or similar benefits.

C.	Board Practices

As of December 31, 2008, we had seven members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. None of our directors is a party to service contracts with us providing for benefits upon termination of employment.

During the fiscal year ended December 31, 2008, the full board of directors held two meetings. Each director attended all of the meetings of committees of which the director was a member. Our board of directors has determined that each of Messrs. Sica, Sakellis and Wikborg are independent within the current meanings of independence employed by the corporate governance rules of the New York Stock Exchange and SEC.

Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the chairman of the audit committee and the corporate governance, nominating and compensation committee, Mr. Frank Sica, may do so by writing to our Secretary, Dr. Loukas Barmparis, Safe Bulkers, Inc., 32 Avenue Karamanli, 16605, Voula, Athens, Greece.

Corporate Governance

The board of directors and our company’s management have engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the New York Stock Exchange and the SEC.

We have adopted a number of key documents that are the foundation of its corporate governance, including:

•	a Code of Business Conduct and Ethics for all officers and employees which incorporates a Code of Ethics for directors and a Code of Conduct for corporate officers;

•	a Corporate Governance, Nominating and Compensation Committee Charter; and

•	an Audit Committee Charter.

These documents and other important information on our governance are posted on the Safe Bulkers website, and may be viewed at http://www.safebukers.com. We will also provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of our Secretary, Dr. Loukas Barmparis, Safe Bulkers, Inc., 32 Avenue Karamanli, 16605, Voula, Athens, Greece.

Committees of the Board of Directors

Audit committee

Our audit committee consists of Ole Wikborg, Basil Sakellis and Frank Sica as chairman. Our board of directors has determined that Frank Sica qualifies as an audit committee “financial expert,” as such term is defined in Regulation S-K promulgated by the SEC. The audit committee is responsible for:

•	the appointment, compensation, retention and oversight of independent auditors and approving any non-audit services performed by such auditor;

•

assisting the board in monitoring the integrity of our financial statements, the independent auditors’ qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements;

•

annually reviewing an independent auditors’ report describing the auditing firm’s internal quality-control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm;

•	discussing the annual audited financial and quarterly statements with management and the independent auditors;

•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	discussing policies with respect to risk assessment and risk management;

•	meeting separately, and periodically, with management, internal auditors and the independent auditor;

•	reviewing with the independent auditor any audit problems or difficulties and management’s responses;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	annually reviewing the adequacy of the audit committee’s written charter;

•	reporting regularly to the full board of directors; and

•	handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time.

Corporate governance, nominating and compensation committee

Our corporate governance, nominating and compensation committee consists of Ole Wikborg, Basil Sakellis and Frank Sica as chairman. The corporate governance, nominating and compensation committee is responsible for:

•

nominating candidates, consistent with criteria approved by the full board of directors, for the approval of the full board of directors to fill board vacancies as and when they arise as well as put in place plans for succession, in particular, of the Chairman of the board of directors and executive officers;

•	selecting, or recommending that the full board of directors select, the director nominees for the next annual meeting of shareholders;

•	developing and recommending to the full board of directors corporate governance guidelines applicable to us and keep such guidelines under review;

•	overseeing the evaluation of the board and management; and

•	handling such other matters that are specifically delegated to the corporate governance, nominating and compensation committee by the board of directors from time to time.

D.	Employees

We have no salaried employees, and have not entered into any employment agreements. Our Manager employs, and provides us with, all four of our executive officers, including our chief executive officer, Polys Hajioannou, our president, Dr. Loukas Barmparis, our chief financial officer, Konstantinos Adamopoulos and our chief operating officer, Ioannis Foteinos. Our Manager is responsible for paying any salaries payable to our executive officers. Approximately 252 officers and crew members served on board the vessels we own as of December 31, 2008, but are employed by our Manager.

E.	Share ownership

The common stock beneficially owned by our directors and executive officers and/or companies affiliated with these individuals is disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below.

Equity Compensation Plans

We have not adopted any equity compensation plans, although we have agreed to provide the chairman of the audit committee and the corporate governance, nominating and compensation committee, Mr. Frank Sica, as part of his remuneration, the annual equivalent of $60,000 in the form of shares of our common stock.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of May 15, 2009, held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of May 15, 2009 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 54,508,907 shares of common stock outstanding as of May 15, 2009. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and accompanying footnotes below is in care of our principal executive offices.

Identity of Person or Group	Number of Shares of Common Stock Owned	Percentage of Common Stock

5% Beneficial Owners:

Vorini Holdings Inc. (1)	44,500,000	81.64%

Officers and Directors:

Polys Hajioannou (2)	44,500,000	81.64%

Dr. Loukas Barmparis	—	—

Konstantinos Adamopoulos	—	—

Nicolaos Hadjioannou (2)(3)	44,500,000	81.64%

Ioannis Foteinos (3)	—	—

Basil Sakellis	—	—

Frank Sica	33,907	*

Ole Wikborg	—	—

All executive officers and directors as a group (7 persons)	44,533,907	81.70%

*	Less than 1%.

(1)	Vorini Holdings Inc. is controlled by Polys Hajioannou and Nicolaos Hadjioannou, who together hold the majority of our shares.

(2)	By virtue of shares owned indirectly through Vorini Holdings Inc., which is our principal stockholder.

(3)	Nicolaos Hadjioannou resigned as our Chief Operating Officer and as a member of our board of directors on February 17, 2009 and was replaced in those positions by Ioannis Foteinos.

In June 2008, we completed a registered public offering of our shares of common stock in which the selling stockholder was Vorini Holdings Inc. and our common stock began trading on the New York Stock Exchange. Our major stockholders have the same voting rights as our other stockholders. As of May 15, 2009, we had three stockholders of record. Two of these stockholders of record were located in the United States and held an aggregate 10,008,907 shares of common stock representing approximately 18.36% of our outstanding shares of common stock. However, one of the United States stockholders of record is Cede & Co., a nominee of The Depository Trust Company, which holds 10,000,000 shares of our common stock. Accordingly, we believe that the shares held by Cede & Co. include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control. We are not aware of any significant changes in the percentage ownership held by any major stockholders since our initial public offering.

Vorini Holdings Inc., which is controlled by Polys Hajioannou and Nicolaos Hadjioannou, owns approximately 81.64% of our outstanding common stock. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. Shares of our common stock held by Vorini Holdings Inc. do not have different or unique voting rights.

B.	Related Party Transactions

Management Affiliations

Our Manager, Safety Management Overseas S.A., is ultimately owned by Machairiotissa Holdings Inc., or “Machairiotissa”, which is wholly-owned by Polys Hajioannou, our chief executive officer. Our Manager, along with its predecessor, has provided services to our vessels since 1965 and continues to provide technical, administrative and certain commercial services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management, including chartering our vessels, pursuant to our management agreement described below.

Management Agreement

Under our management agreement, our Manager is responsible for providing us with technical, administrative and certain commercial services, which include the following:

Technical Services

These services include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory compliance and compliance with the law of the flag state of each vessel and of the places where the vessel operates, ensuring classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, training, transportation and lodging, insurance (including handling and processing all claims) of, and appropriate investigation of any charterer concerns with respect to, the crew, conducting union negotiations concerning the crew, performing normally scheduled drydocking and general and routine repairs, arranging insurance for vessels (including marine hull and machinery, protection and indemnity and risks insurance), purchasing stores, supplies, spares, lubricating oil and maintenance capital expenditures for vessels, appointing supervisors and technical consultants, providing technical support, shoreside support, shipyard supervision and attending to all other technical matters necessary to run our business.

Commercial Services

These services include chartering the vessels which we own, assisting in our chartering, locating, purchasing, financing and negotiating the purchase and sale of our vessels, supervising the design and construction of newbuilds, and such other commercial services as we may reasonably request from time to time.

Administrative Services

These services include administering payroll services, assistance with the preparation of our tax returns and financial statements, assistance with corporate and regulatory compliance matters not related to our vessels, procuring legal and accounting services, assistance in complying with U.S. and other relevant securities laws, human resources (including provision of our executive officers and directors of our subsidiaries), cash management and bookkeeping services, development and monitoring of internal audit controls, disclosure controls and information technology, assistance with all regulatory and reporting functions and obligations, furnishing any reports or financial information that might be requested by us and other non-vessel related administrative services, assistance with office space, providing legal and financial compliance services, overseeing banking services (including the opening, closing, operation and management of all of our accounts including making deposits and withdrawals reasonably necessary for the management of our business and day-to-day operations), arranging general insurance and director and officer liability insurance (at our expense), providing all administrative services required for any subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business.

Reporting Structure

Our Manager reports to us and our board of directors through our executive officers.

Compensation of Our Manager

Under our management agreement, in return for providing technical, commercial and administrative services, our Manager receives a fee of $575 per vessel per day for vessels in our fleet, pro rated for the number of calendar days that we own or charter-in each vessel and $250 per vessel per day, for bareboat charters. Our Manager also receives a fee of 1.0% on all gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in our fleet. Further, our Manager receives a commission of 1.0% based on the contract price of any vessel bought or sold by it on our behalf, including each of our contracted newbuilds, other than the Eleni and Martine. For these two Post-Panamax class vessels, our Manager received a commission of 1.0% based on the contract prices of the vessels through separate agreements with Itochu Corporation. We also pay our Manager a flat fee of $375,000 per newbuild, for the on-premises supervision of all newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise. The management fees are fixed until June 3, 2010, and are not subject to adjustment for euro/U.S. dollar exchange rate fluctuations or deflation during that period. After June 3, 2010, these fees will be adjusted every year by agreement between us and our Manager.

The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain public company expenses such as directors and officers’ liability insurance, legal and accounting fees and other similar third party expenses, which are reimbursed by us.

Each year, our Manager prepares and submits to us a detailed draft budget for the next calendar year, which includes a statement of estimated revenue, estimated general and administrative expenses and a proposed budget for capital expenditures, repairs or alterations. Once approved by us, this draft budget becomes the approved budget.

Term and Termination Rights

Subject to the termination rights described below, the initial term of our management agreement expires on June 3, 2010. Upon expiration of the initial term or any renewal term, our management agreement automatically renews for one-year periods until June 3, 2018, at which point the agreement will expire. In addition to the termination provisions outlined below, we are able to terminate our management agreement at any point after the initial term upon 12 months’ notice to our Manager.

Our Manager’s termination rights

Our Manager may terminate our management agreement prior to the end of its term if:

•	any money payable by us is not paid when due or if due on demand, within ten business days following demand by our Manager;

•

we default in the performance of any other material obligation under the management agreement and the matter is unresolved within 20 business days after we receive written notice of such default from our Manager;

•

the management fee determined by arbitration in respect of any annual period following the initial term is unsatisfactory to our Manager, in which case the Manager may terminate upon 12 months’ written notice to us;

•

any acquisition of our shares or a merger, consolidation or similar transaction results in any “person” or “group” acquiring 40% or more of the total voting power of our or the resulting entity’s outstanding voting securities, and such percentage represents a higher percentage of such voting power than that held by the Hajioannou Entities, collectively; or

•	there is a change in directors after which a majority of the members of our board of directors are not continuing directors.

“Continuing directors” means, as of any date of determination, any member of our board of directors who was:

•	a member of our board of directors on the date immediately after the closing of this offering; or

•

nominated for election or elected to our board of directors with the approval of a majority of the directors then in office who were either directors immediately after the closing of this offering or whose nomination or election was previously so approved.

Our termination rights

In addition to certain standard termination rights, we may terminate our management agreement prior to the end of its term if:

•

our Manager defaults in the performance of any material obligation under our management agreement and the matter is not resolved within 20 business days after our Manager receives from us written notice of such default; or

•	any money payable by our Manager to us or third parties under our management agreement is not paid or accounted for within ten business days following written notice by us.

Non-Competition

Our Manager has agreed that, during the term of our management agreement and for one year after its termination, our Manager will not provide any management services to, or with respect to, any drybulk vessels, other than in the following circumstances:

(a)	pursuant to its involvement with us; or

(b)

with respect to drybulk vessels that are owned or operated by the Hajioannou Entities and drybulk vessel businesses that are acquired, invested in or controlled by the Hajioannou Entities, subject in each case to compliance with, or waivers of, the restrictive covenant agreements entered into between us and the Hajioannou Entities, described below.

Our Manager has also agreed that if one of our drybulk vessels and a drybulk vessel owned or operated by any of the Hajioannou Entities are both available and meet the criteria for a charter being fixed by our Manager, our drybulk vessel will receive such charter.

Sale of Our Manager

Our Manager has agreed that, during the term of the management agreement and for one year after its termination, our Manager will not transfer, assign, sell or dispose of all or substantially all of its business that is necessary for the performance of its services under the management agreement without the prior written consent of our board of directors. Furthermore, during such period, in the event of any proposed change in control of our Manager, we have a 30-day right of first offer to purchase our Manager.

For these purposes, a “proposed change in control of our Manager” means (a) the approval of the board of directors of our Manager or the stockholders of our Manager of a proposed sale of all or substantially all of the assets or property of our Manager necessary for the performance of its services under the management agreement, (b) the approval of our Manager’s stockholders of a proposed sale of our Manager’s shares that would result in the Hajioannou Entities owning less than 80% of the outstanding voting securities of our Manager or (c) the approval of our Manager’s stockholders of a proposed merger, consolidation or similar transaction, as a result of which the Hajioannou Entities would beneficially own less than 80% of the outstanding voting securities of the resulting entity following such transaction.

Restrictive Covenant Agreements

Under restrictive covenant agreements entered into with us, Polys Hajioannou, Nicolaos Hadjioannou and the other Hajioannou Entities have agreed to restrictions on their ownership or operation of any drybulk vessels or the acquisition, investment in or control of any business involved in the ownership or operation of drybulk vessels, subject to the exceptions described below.

In the case of Polys Hajioannou, the restricted period continues until the later of (a) one year following the termination of the management agreement and (b) one year following the termination of his services and employment with us. In the case of Nicolaos Hadjioannou, the restricted period continues until one year following the termination of his services and employment with us. Because Nicolaos Hadjioannou resigned as our Chief Operating Officer and as a member of our board of directors on February 17, 2009, the restricted period with respect to him will end on February 17, 2010. In the case of the other Hajioannou Entities the restricted period continues until one year following the termination of the management agreement. Notwithstanding these restrictions, Polys Hajioannou, Nicolaos Hadjioannou and the other Hajioannou Entities are permitted to engage in the restricted activities during the restricted periods in the following circumstances:

(a)	pursuant to their involvement with us;

(b)	pursuant to their involvement with our Manager, subject to compliance with, or waivers of, the management agreement;

(c)

with respect to certain permitted acquisitions (as defined below), provided that (i) any commercial management of drybulk vessels controlled by the restricted individuals and entities in connection with such permitted acquisition is performed by our Manager and (ii) the restricted individuals and entities comply with the requirements for permitted acquisitions described below; and

(d)	pursuant to their passive ownership of up to 9.99% of the outstanding voting securities of any publicly traded company that is engaged in the drybulk vessel business.

As noted above, Polys Hajioannou, Nicolaos Hadjioannou and the other Hajioannou Entities are permitted to engage in restricted activities with respect to two types of permitted acquisitions. One such permitted acquisition is an acquisition of a drybulk vessel or an acquisition or investment in a drybulk vessel business on terms and conditions as to price that are not more favorable, and on such other terms and conditions that are not materially more favorable than those first offered to us and refused by a majority of our independent directors. The second type of permitted acquisition is an acquisition of a group of vessels or a business that includes non-drybulk vessels and non-drybulk vessel businesses, provided that less than 50% of the fair market value of the acquisition is attributable to drybulk vessels or drybulk vessel businesses. Under this second type of permitted acquisition, we must be promptly given the opportunity to buy the drybulk vessels or drybulk vessel businesses included in the acquisition for its fair market value plus certain break-up costs.

Polys Hajioannou, Nicolaos Hadjioannou and the other Hajioannou Entities have also agreed that if one of our drybulk vessels and a drybulk vessel owned or operated by any of the Hajioannou Entities are both available and meet the criteria for a charter being fixed by our Manager, our drybulk vessels will receive such charter.

In addition, Polys Hajioannou, Nicolaos Hadjioannou and the other Hajioannou Entities have agreed that in the event of any proposed change in control of SafeFixing Corp. (“SafeFixing”), we have a 15-day right of first offer to purchase SafeFixing. SafeFixing was wholly-owned by Polys Hajioannou and Nicolaos Hadjioannou prior to being sold to an unaffiliated third party, and is involved in the business of chartering-in and chartering-out of unrelated third party vessels.

For these purposes, a proposed change in control of SafeFixing means (a) the approval of the board of directors of SafeFixing or the stockholders of SafeFixing of a proposed sale of all or substantially all of the assets or property of SafeFixing, (b) the approval of SafeFixing’s stockholders of a proposed sale of SafeFixings’s shares that would result in one or more of Polys Hajioannou, Nicolaos Hadjioannou and the other Hajioannou Entities, collectively, owning less than 50.1% of the voting power of the outstanding voting securities of SafeFixing or (c) the approval of SafeFixing’s stockholders of a proposed merger, consolidation or similar transaction, as a result of which one or more of Polys Hajioannou, Nicolaos Hadjioannou and the other Hajioannou Entities, collectively, would beneficially own less than 50.1% of the voting power of the outstanding voting securities of the resulting entity following such transaction.

On February 9, 2009, Polys Hajioannou and Nicolaos Hadjioannou offered the Company the right to purchase SafeFixing pursuant to the terms of the restrictive covenant agreements. This proposal was considered by a committee comprising of the independent directors of the Company, who recommended that the Company refuse the offer. The full board of directors of the Company subsequently resolved to refuse the offer to purchase SafeFixing on February 20, 2009. SafeFixing was subsequently sold to an unaffiliated third party.

Reorganization and Certain Related Transactions

On May 29, 2008, the shares of various subsidiaries were contributed by Polys Hajioannou and Nicolaos Hadjioannou to Safe Bulkers, Inc. through Vorini Holdings Inc., a company controlled by Polys Hajioannou and Nicolaos Hadjioannou, in exchange for the issuance of 100% of the outstanding shares of Safe Bulkers, Inc. to Vorini Holdings Inc. (the “Reorganization”). Following the Reorganization, Safe Bulkers, Inc. owned and continues to own each of the contributed subsidiaries.

In March and April 2008 we settled all intercompany balances as of December 31, 2007 with our Manager and with our owners. In connection with this, in January 2008, our Manager repaid on our behalf prior owners advances in the amount of $10.1 million, resulting in a corresponding decrease in amounts due from our Manager. In March and April 2008, we paid an aggregate dividend of $147.8 million to Polys Hajionnou and Nicolaos Hadjioannou, our owners at that time, which was funded from amounts due from our Manager. Finally, in order to settle the remaining amount of $4.0 million due from our Manager, $4.0 million in restricted cash in collateral accounts held by our Manager was transferred in April 2008 to two new restricted cash collateral accounts of $2.0 million held by our subsidiaries Petra and Pemer.

In addition to the aggregate dividend of $147.8 million paid to our owners in March and April 2008, an additional dividend of $27.6 million, funded using amounts due from our Manager and reflecting a portion of estimated net income earned from January 1, 2008 until the date immediately prior to our initial public offering, was also declared in May 2008 and settled through our Manager.

Registration Rights Agreement

In connection with the closing of our initial public offering, we entered into a registration rights agreement with Vorini Holdings Inc., our largest stockholder, pursuant to which we have granted it and certain of its transferees the right, under certain circumstances and subject to certain restrictions to require us to register under the Securities Act shares of our common stock held by those persons. Under the registration rights agreement, Vorini Holdings Inc. and certain of its transferees have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, those persons have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. Vorini Holdings Inc. currently owns 44,500,000 shares entitled to these registration rights.

Other Transactions

We have, in the past, used owners advances to finance vessel acquisitions. During the period from January 1, 2005 through December 31, 2007, we received an aggregate of $246.0 million in net owners advances. No interest was payable with respect to these advances, and, in respect of the same period, we had repaid $326.2 million of such advances with funds received either from subsequent bank debt, or from proceeds of sale of vessels where no bank debt had been obtained.

Our owners advanced the amount of $7.7 million to our subsidiaries, Eniaprohi and Eniadefhi, in order to fund on March 4, 2008, payments to shipyards of ¥800 million (the equivalent of $7.7 million based on the exchange rate of ¥104.15/$1.00). We also paid, on May 27, 2008, an additional amount of ¥400 million (the equivalent of $3.8 million based on the exchange rate of ¥105.05/$1.00) that was advanced from our owners in relation to the Eniaprohi newbuild to the relevant shipyard. We paid back these amounts to Vorini Holdings during 2008.

From April 9, 2008 until November 21, 2008, two cash collateral deposits of $2.0 million each for credit facilities of our subsidiaries Petra and Pemer have been maintained in their names, which deposits were previously maintained in the name of our Manager on behalf of those subsidiaries.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” below.

Legal Proceedings

We have not been involved in any legal proceedings which may have, or have had a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity.

The nature of our business exposes us to the risk of lawsuits for damages or penalties relating to, among other things, personal injury, property casualty and environmental contamination. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. However, such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Dividend Policy

We paid our first quarterly dividend as a public company of $0.1461 per share in August 2008, and subsequent dividends of $0.475 per share and $0.15 per share in November 2008 and February 2009, respectively. We also declared a dividend of $0.15 per share on May 6, 2009 for the shareholders of record on May 22, 2009, payable on or about May 29, 2009.

We currently intend to use a portion of our free cash to pay dividends to our shareholders. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things: (a) our earnings, financial condition and cash requirements and availability, (b) our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, (c) provisions of Marshall Islands law governing the payment of dividends, (d) restrictive covenants in our existing and future debt instruments and (e) global financial conditions. There can be no assurance that dividends will be paid. Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves as well as additional factors unrelated to our profitability. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments. See “Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Industry and Our Business” for a discussion of the risks related to our ability to pay dividends.

B.	Significant Changes

No significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING

Trading on the New York Stock Exchange

Since our initial public offering in the United States on May 29, 2008, our common stock has been listed on the New York Stock Exchange under the symbol “SB.” The following table shows the high and low closing sales prices for our common stock during the indicated periods.

	High	Low

2008 (Annual) (1)	$19.05	$3.27

2008
Second Quarter (1)	19.00	17.97
Third Quarter	19.05	10.90
Fourth Quarter	11.35	3.27
November	7.82	3.27
December	8.46	3.83

2009
First Quarter	8.75	2.81
January	8.75	6.10
February	7.23	3.65
March	3.58	2.81
April	4.51	3.17

(1)	For the period from May 29, 2008, the date on which our common stock began trading on the New York Stock Exchange, until the end of the period.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Under our articles of incorporation, our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, of which, as of December 31, 2008 and May 15, 2009, 54,501,334 and 54,508,907 shares were issued and outstanding, respectively, and 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of December 31, 2008 and May 15, 2009, no shares were issued and outstanding. Of this blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan.” All of our shares of stock are in registered form.

Please see Note 1 to our financial statements included at the end of this annual report for a discussion of the history of our share capital.

B.	Memorandum and Articles of Association

Our purpose, as stated in our articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the “BCA.” Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

Under our bylaws, annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held inside or outside of the Marshall Islands. Special meetings may be called by the Chairman of the board of directors, the Chief Executive Officer or a majority of the board of directors. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting. Our bylaws permit stockholder action by unanimous written consent.

We are registered at The Trust Company of the Marshall Islands, Inc. under registration number 27394.

Directors

Under our bylaws, our directors are elected by a plurality of the votes cast at each annual meeting of the stockholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting.

Pursuant to the provision of our bylaws, the board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. The board of directors has the authority to fix the amounts which shall be payable to the non-employee members of our board of directors for attendance at any meeting or for services rendered to us.

Common stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future. Our common stock is not subject to any sinking fund provisions and no holder of any shares will be required to make additional contributions of capital with respect to our shares in the future. There are no provisions in our articles of incorporation or bylaws discriminating against a shareholder because of his or her ownership of a particular number of shares.

We are not aware of any limitations on the rights to own our common stock, including rights of non-resident or foreign stockholders to hold or exercise voting rights on our common stock, imposed by foreign law or by our articles of incorporation or bylaws.

Preferred stock

Our articles of incorporation authorize our board of directors, without any further vote or action by our stockholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan,” and to determine, with respect to any series of preferred stock established by our board of directors, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

Stockholder Rights Plan

Each share of our common stock includes a right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A participating preferred stock at a purchase price of $25.00 per unit, subject to specified adjustments. The rights are issued pursuant to a stockholder rights agreement between us and American Stock Transfer & Trust Company, as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other stockholder rights.

The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights or a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors. The adoption of the rights agreement was approved by our existing stockholder prior to our initial public offering in June 2008.

We have summarized the material terms and conditions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the stockholder rights agreement, which we have filed as an exhibit to this annual report.

Detachment of rights

The rights are attached to all certificates representing our outstanding common stock and will attach to all common stock certificates we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the rights plan, unless we redeem or exchange them earlier as described below. The rights will separate from the common stock and a rights distribution date will occur, subject to specified exceptions, on the earlier of the following two dates:

•

ten days following the first public announcement that a person or group of affiliated or associated persons or an “acquiring person” has acquired or obtained the right to acquire beneficial ownership of 15% or more of our outstanding common stock; or

•	ten business days following the start of a tender or exchange offer that would result, if closed, in a person becoming an “acquiring person.”

Our existing stockholder and its affiliates are excluded from the definition of “acquiring person” for purposes of the rights, and therefore their ownership or future share acquisitions cannot trigger the rights. Specified “inadvertent” owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common stock by us, will not become acquiring persons as a result of those transactions.

Our board of directors may defer the rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of shares of common stock.

Until the rights distribution date:

•	our common stock certificates will evidence the rights, and the rights will be transferable only with those certificates; and

•	any new shares of common stock will be issued with rights and new certificates will contain a notation incorporating the rights agreement by reference.

As soon as practicable after the rights distribution date, the rights agent will mail certificates representing the rights to holders of record of common stock at the close of business on that date. As of the rights distribution date, only separate rights certificates will represent the rights.

We will not issue rights with any shares of common stock we issue after the rights distribution date, except as our board of directors may otherwise determine.

Flip-in event

A “flip-in event” will occur under the rights agreement when a person becomes an acquiring person. If a flip-in event occurs and we do not redeem the rights as described under the heading “—Redemption of rights” below, each right, other than any right that has become void, as described below, will become exercisable at the time it is no longer redeemable for the number of shares of common stock, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of such right.

If a flip-in event occurs, all rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances the rights agreement specifies.

Flip-over event

A “flip-over event” will occur under the rights agreement when, at any time after a person has become an acquiring person:

•	we are acquired in a merger or other business combination transaction; or

•	50% or more of our assets, cash flows or earning power is sold or transferred.

If a flip-over event occurs, each holder of a right, other than any right that has become void as we describe under the heading “—Flip-in event” above, will have the right to receive the number of shares of common stock of the acquiring company having a current market price equal to two times the exercise price of such right.

Antidilution

The number of outstanding rights associated with our common stock is subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of our common stock occurring prior to the rights distribution date. With some exceptions, the rights agreement does not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also does not require us to issue fractional shares of our preferred stock that are not integral multiples of one one-hundredth of a share, and, instead we may make a cash adjustment based on the market price of the common stock on the last trading date prior to the date of exercise. The rights agreement reserves us the right to require, prior to the occurrence of any flip-in event or flip-over event that, on any exercise of rights, that a number of rights must be exercised so that we will issue only whole shares of stock.

Redemption of rights

At any time until ten days after the date on which the occurrence of a flip-in event is first publicly announced, we may redeem the rights in whole, but not in part, at a redemption price of $0.01 per right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash, shares of common stock or any other consideration our board of directors may select. The rights are not exercisable after a flip-in event until they are no longer redeemable. If our board of directors timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action.

Exchange of rights

We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange must be at an exchange ratio of one share of common stock per right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to:

•

any person other than our existing stockholder becoming the beneficial owner of common stock with voting power equal to 50% or more of the total voting power of all shares of common stock entitled to vote in the election of directors; or

•	the occurrence of a flip-over event.

Amendment of terms of rights

While the rights are outstanding, we may amend the provisions of the rights agreement only as follows:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to make changes that do not adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or

•

to shorten or lengthen any time period under the rights agreement, except that we cannot change the time period when rights may be redeemed or lengthen any time period, unless such lengthening protects, enhances or clarifies the benefits of holders of rights other than an acquiring person.

At any time when no rights are outstanding, we may amend any of the provisions of the rights agreement, other than decreasing the redemption price.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or sale of all, or substantially all, of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for their shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of The Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange. The value of the shares of the dissenting stockholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Stockholders’ Derivative Actions

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our articles of incorporation include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, stockholders’ investments may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-Takeover Effect of Certain Provisions of our Articles of Incorporation and Bylaws

Several provisions of our articles of incorporation and bylaws, which are summarized in the following paragraphs, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions could also delay, defer or prevent (a) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a stockholder might consider in its best interest, including attempts that may result in a premium over the market price for the shares held by the stockholders, and (b) the removal of incumbent officers and directors.

Blank check preferred stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described above under “—Stockholder Rights Plan.” Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified board of directors

Our articles of incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay stockholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Election and removal of directors

Our articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our bylaws also provide that our directors may be removed only for cause. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Calling of special meeting of stockholders

Our articles of incorporation and bylaws provide that special meetings of our stockholders may only be called by our Chairman of the board of directors, Chief Executive Officer or a majority of our board of directors.

Advance notice requirements for stockholder proposals and director nominations

Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the previous year’s annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or to make nominations for directors at an annual meeting of stockholders.

C.	Material Contracts

The following is a summary of each material contract that we have entered into outside the ordinary course of business during the two year period immediately preceding the date of this annual report. Such summaries are not intended to be complete and reference is made to the contracts themselves, which are exhibits to this annual report.

(a)

Management Agreement, dated May 29, 2008, between Safety Management Overseas S.A. and Safe Bulkers, Inc. For a description of the Management Agreement, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreement.”

(b)

Restrictive Covenant Agreement, dated May 29, 2008, between Safe Bulkers, Inc. Vorini Holdings Polys Hajioannou, SafeFixing Corporation and Machairiotissa Holdings Inc. For a description of this Restrictive Covenant Agreement, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreements.”

(c)

Restrictive Covenant Agreement, dated May 29, 2008, between Safe Bulkers, Inc. and Polys Hajioannou. For a description of this Restrictive Covenant Agreement, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreements.”

(d)

Restrictive Covenant Agreement, dated May 29, 2008, between Safe Bulkers, Inc. and Nicolaos Hadjioannou. For a description of this Restrictive Covenant Agreement, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreements.”

(e)

Stockholder Rights Agreement, dated May 14, 2008, between Safe Bulkers, Inc. and American Stock Transfer & Trust Company, as Rights Agent. For a description of the Stockholder Rights Agreement, please see “Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholder Rights Plan.”

(f)

Registration Rights Agreement, dated May 14, 2008, between Safe Bulkers, Inc. and Vorini Holdings. For a description of the Registration Rights Agreement, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement.”

(g)	Credit Facilities. For a description of our credit facilities please see Note 8 to our financial statements at the end of this annual report.

(h)

Shipbuilding Contract, dated December 6, 2006, between Eptaprohi Shipping Corporation and Jiangsu Rongsheng Heavy Industries Group Co., Ltd for the construction and purchase of HN 1074. For a description of other key details relating to this contract, please see “Item 4. Information on the Company—B. Business Overview—Our Fleet and Newbuilds”.

(i)

Shipbuilding Contract, dated December 6, 2006, between Maxpente Shipping Corporation and Jiangsu Rongsheng Heavy Industries Group Co., Ltd for the construction and purchase of HN 1075. For a description of other key details relating to this contract, please see “Item 4. Information on the Company—B. Business Overview—Our Fleet and Newbuilds”.

(j)

Memorandum of Agreement, dated October 26, 2007, between Songa Shipping Pte Ltd. and Maxdodeka Shipping Corporation for the construction and purchase of HN 1039. For a description of other key details relating to this contract, please see “Item 4. Information on the Company—B. Business Overview—Our Fleet and Newbuilds”.

(k)

Memorandum of Agreement, dated October 26, 2007, between Songa Shipping Pte Ltd. and Maxdekatria Shipping Corporation for the construction and purchase of HN 1050. For a description of other key details relating to this contract, please see “Item 4. Information on the Company—B. Business Overview—Our Fleet and Newbuilds”.

(l)

Memorandum of Agreement, dated July 4, 2008, between Cosmos World Maritime S.A. and Shikoku Friendship Shipping Company for the construction and purchase of HN 1579. For a description of other key details relating to this contract, please see “Item 4. Information on the Company—B. Business Overview—Our Fleet and Newbuilds”.

D.	Exchange Controls and Other Limitations Affecting Security Holders

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E.	Tax Considerations

Marshall Islands Tax Considerations

We are a non-resident domestic Marshall Islands corporation. Because we do not, and we do not expect that we will, conduct business or operations in the Marshall Islands, under current Marshall Islands law we are not subject to tax on income or capital gains and our stockholders (so long as they are not citizens or residents of the Marshall Islands) will not be subject to Marshall Islands taxation or withholding on dividends and other distributions (including upon a return of capital) we make to our stockholders. In addition, so long as our stockholders are not citizens or residents of the Marshall Islands, our stockholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, holding or disposition of our common stock, and our stockholders will not be required by the Republic of The Marshall Islands to file a tax return relating to our common stock.

Each stockholder is urged to consult their tax counselor or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of their investment in us. Further, it is the responsibility of each stockholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of them.

Liberian Tax Considerations

The Republic of Liberia enacted a new income tax act effective as of January 1, 2001, or the “New Act.” In contrast to the income tax law previously in effect since 1977, the New Act does not distinguish between the taxation of “non-resident” Liberian corporations, such as our Liberian subsidiaries, which conduct no business in Liberia and were wholly exempt from taxation under the prior law, and “resident” Liberian corporations, which conduct business in Liberia and are (and were under the prior law) subject to taxation.

In 2004, the Liberian Ministry of Finance issued regulations exempting non-resident corporations engaged in international shipping (and not engaged in shipping exclusively within Liberia), such as our Liberian subsidiaries, from Liberian taxation under the New Act retroactive to January 1, 2001. It is unclear whether these regulations, which ostensibly conflict with the provisions of the New Act, are a valid exercise of the regulatory authority of the Liberian Ministry of Finance such that the regulations can be considered unquestionably enforceable. However, an opinion dated December 23, 2004 addressed by the Minister of Justice and Attorney General of the Republic of Liberia to The LISCR Trust Company stated that the regulations are a proper exercise of the powers of the regulatory authority of the Ministry of Finance. The Liberian Ministry of Finance has not at any time since January 1, 2001 sought to collect taxes from any of our Liberian subsidiaries.

If, however, our Liberian subsidiaries were subject to Liberian income tax under the New Act, they would be subject to tax at a rate of 35% on their worldwide income. As a result, their, and subsequently our, net income and cash flow would be materially reduced. In addition, as the ultimate stockholder of the Liberian subsidiaries, we would be subject to Liberian withholding tax on dividends paid by our Liberian subsidiaries at rates ranging from 15% to 20%.

United States Federal Income Tax Considerations

The following discussion of U.S. federal income tax matters is based on the Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion does not address any U.S. state or local taxes.

Taxation of Our Shipping Income

Subject to the discussion of “effectively connected” income below, unless exempt from U.S. income tax under the rules contained in Section 883 of the Code, a non-U.S. corporation is, under the rules of Section 887 of the Code, subject to a 4% U.S. income tax in respect of its gross U.S. source shipping income (without the allowance for deductions).

For this purpose, “shipping income” means income that is derived from:

(a)	the use of vessels;

(b)	the hiring or leasing of vessels for use on a time, operating or bareboat charter basis;

(c)	the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture it directly or indirectly owns or participates in that generates such income; or

(d)	the performance of services directly related to those uses.

For this purpose, 50% of the shipping income that is attributable to transportation that begins or ends (but that does not both begin and end) in the United States constitutes U.S. source shipping income. Shipping income attributable to transportation that both begins and ends in the United States is generally considered to be 100% U.S. source shipping income. Although there can be no assurance, we do not expect to engage in transportation that produces income that is considered to be 100% U.S. source shipping income. Shipping income attributable to transportation exclusively between non-U.S. ports is generally considered to be 100% non-U.S. source shipping income, which is not subject to any U.S. income tax.

Under Section 883 of the Code, a non-U.S. corporation will be exempt from U.S. income tax on its U.S. source shipping income if:

(a)	it is organized in a foreign country (or the “country of organization”) that grants an “equivalent exemption” to U.S. corporations; and

(b)	either

(i)

more than 50% of the value of its stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to U.S. corporations; or

(ii)

its stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States.

We believe that we will not satisfy the requirements of Section 883 of the Code. As a result, we will be subject to the 4% U.S. income tax on our source shipping income. Since we expect that no more than 50% of our shipping income would be treated as U.S. source shipping income, we expect that the maximum effective rate of U.S. income tax on our gross shipping income would not exceed 2%. Many of our charters contain a provision that obligates the charterer to reimburse us for the 4% U.S. income tax we are required to pay in respect of the vessel that is subject to the relevant charter.

Since the exemption of Section 883 of the Code will not apply to us, our U.S. source shipping income that is considered to be “effectively connected” with the conduct of a U.S. trade or business would be subject to the U.S. corporate income tax currently imposed at rates of up to 35% (net of applicable deductions). In addition, we may be subject to the 30% U.S. “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our U.S. source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

(a)	we had, or were considered to have, a fixed place of business in the United States involved in the earning of U.S. source shipping income; and

(b)

substantially all of our U.S. source shipping income was attributable to regularly scheduled transportation, such as the operation of a vessel that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We believe that we will not have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we expect that none of our U.S. shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

Taxation of Gain on Sale of Assets

Regardless of whether we qualify for the exemption under Section 883 of the Code, we will not be subject to U.S. income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States (as determined under U.S. tax principles). In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel (and risk of loss with respect to the vessel) pass to the buyer outside of the United States. We expect that any sale of a vessel will be so structured that it will be considered to occur outside of the United States.

Taxation of United States Holders

You are a “U.S. holder” if you are a beneficial owner of our common stock and you are a U.S. citizen or resident, a U.S. corporation (or other U.S. entity taxable as a corporation), an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of that trust.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners in a partnership holding our common stock are encouraged to consult their tax advisors.

Distributions on Our Common Stock

Subject to the discussion of PFICs below, any distributions with respect to our common stock that you receive from us will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described below, to the extent of our current or accumulated earnings and profits (as determined under U.S. tax principles). Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of your tax basis in our common stock (on a dollar-for-dollar basis) and thereafter as capital gain.

Because we are not a U.S. corporation, if you are a U.S. corporation (or a U.S. entity taxable as a corporation), you will not be entitled to claim a dividends received deduction with respect to any distributions you receive from us.

Dividends paid with respect to our common stock will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

If you are an individual, trust or estate, dividends you receive from us should be treated as “qualified dividend income” taxed at a preferential rate of 15% (through 2010), provided that:

(a) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange);

(b) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under “—PFIC Status”);

(c) you own our common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend;

(d) you are not under an obligation to make related payments with respect to positions in substantially similar or related property; and

(e) certain other conditions are met.

Special rules may apply to any “extraordinary dividend.” Generally, an extraordinary dividend is a dividend in an amount which is equal to (or in excess of) 10% of your adjusted tax basis (or fair market value in certain circumstances) in a share of our common stock. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income” and if you are an individual, estate or trust, then any loss you derive from a subsequent sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

There is no assurance that dividends you receive from us will be eligible for the preferential 15% rate. Dividends you receive from us that are not eligible for the preferential rate of 15% will be taxed at the ordinary income rates.

In addition, even if we are not a PFIC, under proposed legislation, dividends of a corporation incorporated in a country without a “comprehensive income tax system” paid to U.S. holders who are individuals, estates or trusts would not be eligible for the 15% tax rate. Although the term “comprehensive income tax system” is not defined in the proposed legislation, we believe this rule would apply to us because we are incorporated in the Marshall Islands. As of the date hereof, it is not possible to predict with certainty whether or in what form the proposed legislation will be enacted.

Sale, Exchange or other Disposition of Common Stock

Provided that we are not a PFIC for any taxable year, you generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by you from such sale, exchange or other disposition and your tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if your holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. Your ability to deduct capital losses against ordinary income is subject to limitations.

PFIC Status

Special U.S. income tax rules apply to you if you hold stock in a non-U.S. corporation that is classified as a “passive foreign investment company” (or “PFIC”) for U.S. income tax purposes. In general, we will be treated as a PFIC in any taxable year in which, after applying certain look-through rules, either:

(a) at least 75% of our gross income for such taxable year consists of “passive income” (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

(b) at least 50% of the average value of our assets during such taxable year consists of “passive assets” (i.e., assets that produce, or are held for the production of, passive income).

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income we earned, or are deemed to earn, in connection with the performance of services will not constitute passive income. By contrast, rental income will generally constitute passive income (unless we are treated under certain special rules as deriving our rental income in the active conduct of a trade or business).

Because we have chartered all our vessels to unrelated charterers on the basis of period time and spot charter contracts (and not on the basis of bareboat charters) and because we expect to continue to do so, we believe that currently we should not be treated as being and should not become a PFIC. We believe it is more likely than not that our gross income derived from our time charter activities constitutes active service income (as opposed to passive rental income) and, as a result, our vessels constitute active assets (as opposed to passive assets) for purposes of determining whether we are a PFIC. We believe there is legal authority supporting this position, consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters as service income for other tax purposes. However, there is no legal authority specifically relating to the statutory provisions governing PFICs or relating to circumstances substantially similar to ours. Moreover, a recent case by the U.S. Court of Appeals for the Fifth Circuit held that, contrary to the position of the IRS in that case, and for purposes of a different set of rules under the Code, income received under a time charter of vessels should be treated as rental income rather than services income. If the reasoning of the Fifth Circuit case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time chartering activities would be treated as rental income, and we would probably be a PFIC.

We have not sought, and we do not expect to seek, an IRS ruling on this matter. As a result, the IRS or a court could disagree with our position that we are not currently a PFIC. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

As discussed below, if we were to be treated as a PFIC for any taxable year, you generally would be subject to one of three different U.S. income tax regimes, depending on whether or not you make certain elections.

Taxation of U.S. Holders That Make a Timely QEF Election

If we were treated as a PFIC, and if you make a timely election to treat us as a “Qualifying Electing Fund” for U.S. tax purposes (a “QEF Election”), you would be required to report each year your pro rata share of our ordinary earnings and our net capital gain for our taxable year that ends with or within your taxable year, regardless of whether we make any distributions to you. Such income inclusions would not be eligible for the preferential tax rates applicable to “qualified dividend income.” Your adjusted tax basis in our common stock would be increased to reflect such taxed but undistributed earnings and profits. Distributions of earnings and profits that had previously been taxed would result in a corresponding reduction in your adjusted tax basis in our common stock and would not be taxed again once distributed. You would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. Even if you make a QEF Election for one of our taxable years, if we were a PFIC for a prior taxable year during which you held our common stock and for which you did not make a timely QEF Election, you would also be subject to the more adverse rules described below under “Taxation of U.S. Holders That Make No Election.”

You would make a QEF election with respect to any year that our company is treated as a PFIC by completing and filing IRS Form 8621 with your U.S. income tax return in accordance with the relevant instructions. If we were to become aware that we were to be treated as a PFIC for any taxable year, we would notify all U.S. holders of such treatment and would provide all necessary information to any U.S. holder who requests such information in order to make the QEF election described above.

Taxation of U.S. Holders That Make a Timely “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we believe, our common stock is treated as “marketable stock,” you would be allowed to make a “mark-to-market” election with respect to our common stock, provided that you complete and file IRS Form 8621 in accordance with the relevant instructions. If that election is made, you generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our common stock at the end of the taxable year over your adjusted tax basis in our common stock. You also would be permitted an ordinary loss in respect of the excess, if any, of your adjusted tax basis in our common stock over its fair market value at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). Your tax basis in our common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to- market gains previously included by you.

Taxation of U.S. Holders That Make No Election

Finally, if we were treated as a PFIC for any taxable year and if you did not make either a QEF Election or a “mark-to-market” election for that year, you would be subject to special rules with respect to (a) any excess distribution (that is, the portion of any distributions received by you on our common stock in a taxable year in excess of 125% of the average annual distributions received by you in the three preceding taxable years, or, if shorter, your holding period for our common stock) and (b) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

(i) the excess distribution or gain would be allocated ratably over your aggregate holding period for our common stock;

(ii) the amount allocated to the current taxable year would be taxed as ordinary income; and

(iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If you were to die while owning our common stock, your successor generally would not receive a step-up in tax basis with respect to such stock for U.S. tax purposes.

United States Federal Income Taxation of Non-U.S. Holders

You are a “non-U.S. holder” if you are a beneficial owner of our common stock (other than a partnership for U.S. tax purposes) and you are not a U.S. holder.

Distributions on Our Common Stock

You generally will not be subject to U.S. income or withholding taxes on dividends you receive from us with respect to our common stock, unless that income is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to those dividends, that income generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States.

Sale, Exchange or Other Disposition of Our Common Stock

You generally will not be subject to U.S. income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

(a) the gain is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to that gain, that gain generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States; or

(b) you are an individual who is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met.

If you are engaged in a U.S. trade or business for U.S. tax purposes, you will be subject to U.S. tax with respect to your income from our common stock (including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business) in the same manner as if you were a U.S. holder. In addition, if you are a corporate non-U.S. holder, your earnings and profits that are attributable to the effectively connected income (subject to certain adjustments) may be subject to an additional U.S. branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

United States Backup Withholding and Information Reporting

In general, if you are a non-corporate U.S. holder, dividend payments (or other taxable distributions) made within the United States will be subject to information reporting requirements and backup withholding tax if you:

(1) fail to provide us with an accurate taxpayer identification number;

(2) are notified by the IRS that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

(3) in certain circumstances, fail to comply with applicable certification requirements.

If you are a non-U.S. holder, you may be required to establish your exemption from information reporting and backup withholding by certifying your status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you sell our common stock to or through a U.S. office or broker, the payment of the sales proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell our common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment.

However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell our common stock through a non-U.S. office of a broker that is a U.S. person or has certain other connections with the United States.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by accurately completing and timely filing a refund claim with the IRS.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect and copy our public filings without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. You may obtain copies of all or any part of such materials from the SEC upon payment of prescribed fees. You may also inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a web site maintained by the SEC at http://www.sec.gov.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.	Quantitative Information About Market Risk

Interest Rate Risk

We are subject to market risks relating to changes in interest rates because we, through our subsidiaries, have floating rate debt outstanding, which is based on U. S. LIBOR plus, in the case of each credit facility, a specified margin. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we use derivative financial instruments. We had entered into 11 interest rate swap agreements as of December 31, 2008, compared to one interest rate swap agreement as of December 31, 2007, in order to manage future interest costs and the risk associated with changing interest rates.

The total notional principal amount of these swaps as of December 31, 2008 was $445.2 million. The swaps have specified rates and durations. Refer to the table in Note 14 of our financial statements included at the end of this annual report which summarizes the interest rate swaps in place as of December 31, 2008 and December 31, 2007.

Under our interest rate swap transactions, the bank effects quarterly or semi-annual floating-rate payments to us for the relevant amount based either on the three- or six month U.S. LIBOR and we make quarterly or semi-annual payments to the bank on the relevant amount at the respective fixed rates.

We entered into these interest rate swap agreements to mitigate our exposure to interest rate fluctuations and at a time when we believed long-term interest rates were reasonably low. No interest rate swap meets hedge accounting criteria under Statement of Financial Accounting Standards 133. Although we are exposed to credit-related losses in the event of non-performance in connection with such swap agreements, because the counterparties are major financial institutions, we consider the risk of loss due to their nonperformance to be minimal.

Through these swap transactions, we effectively hedged the interest rate exposure of 95% of our loans outstanding as of December 31, 2008. On March 30, 2009, we entered into one additional interest rate swap transaction in relation to one of our credit facilities. As of March 31, 2009, there was only one credit facility out of 13 in respect of which we had not entered into derivative financial instruments to mitigate the interest rate risk (refer to Note 24(d) of our financial statements at the end of this annual report). As a result of our interest rate swap transactions, a hypothetical 100 basis point increase in the prevailing U.S. LIBOR would not have a material effect on our interest cost.

Foreign Currency Exchange Risk

We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2008 we incurred approximately 24.7% of our vessel operating expenses in currencies other than the U.S. dollar. As of December 31, 2008, approximately 28.3% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar. Our borrowings and outstanding accounts payable denominated in foreign currencies are subject to exchange rate risk and their value fluctuates with changes in exchange rates.

A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2008, would have increased the fair value of our borrowings by approximately 0.3% and the U.S. dollar equivalent of outstanding indebtedness by $1.3 million and would have increased the fair value of our accounts payable by approximately $44,543. As of March 31, 2009, all of our debt outstanding under our credit facilities was denominated in U.S. dollars.

While, from time to time, we have in the past used financial derivatives in the form of foreign exchange forward agreements to mitigate the risk associated with exchange rate fluctuations, currently, no such instruments are in place, although we may enter into foreign exchange forward agreements in the future.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Please see “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Use of Proceeds

We adopted a stockholder rights plan on May 14, 2008 that authorizes the issuance to our existing stockholders of preferred share rights and additional shares of common stock if any third party seeks to acquire control of a substantial block of our common stock. See “Item 10. Additional Information —B. Memorandum and Articles of Association—Stockholder Rights Plan” included in this annual report for a description of the stockholder rights plan.

Our registration statement on Form F-1 (Reg. No. 333-150995) relating to our initial public offering of 10,000,000 shares of common stock was declared effective by the SEC on May 28, 2008 and the offering commenced on that date. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC served as joint bookrunning managers of the offering and as representatives of the several underwriters. The shares of common stock were sold at a public offering price of $19.00 for gross offering proceeds of $190,000,000. The discount to the underwriters was $1.235 per common share for a total underwriting discount of $12,350,000 and we incurred other expenses (including filing, legal and accounting fees) of approximately $4.8 million, none of which were paid to our directors, officers or their affiliates or to persons owning 10% or more of any class of our capital stock. We did not receive any of the proceeds from the sale of the shares of common stock by the selling shareholder, Vorini Holdings Inc.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of December 31, 2008. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on our evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2008.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C.	Attestation Report of the Independent Registered Public Accounting Firm

Not applicable. Refer to “Item 15. Controls and Procedures - B. Management’s Annual Report on Internal Control Over Financial Reporting.”

D.	Changes in Internal Control over Financial Reporting

During the period covered by this annual report, we have made no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee consists of three independent directors, Basil Sakellis, Ole Wikborg and Frank Sica, who is the chairman of the committee. Our board of directors has determined that Frank Sica, whose biographical details are included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”, qualifies as an audit committee financial expert as defined under current SEC regulations.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for all officers and employees of our company, which incorporates a Code of Ethics for directors and a Code of Conduct for corporate officers, a copy of which is posted on our website, and may be viewed at http://www.safebulkers.com/corp-ethics.htm. We will also provide a paper copy of this document free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Dr. Loukas Barmparis, Secretary, Safe Bulkers, Inc., 32 Avenue Karamanli, 16605, Voula, Athens, Greece. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2008.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2006, 2007 and 2008.

The chart below sets forth the total amount billed and accrued for the Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. services performed in 2007 and 2008 and breaks down these amounts by the category of service.

(In Thousands)	2007	2008

Audit fees	$1,199	$872
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total fees	$1,199	$872

Audit Fees

Audit fees paid to Deloitte Hadjipavlou, Sofianos and Cambanis S.A. in respect of 2007 comprised compensation for professional services rendered for the audit of the combined financial statements of the predecessor business of the Company for the years ended December 31, 2005 and 2006 and the review of the interim financial information for the six months ended June 30, 2007, including fees in connection with our confidential submission of the Registration Statement on Form F-1 related to our initial public offering.

Audit fees paid to Deloitte Hadjipavlou, Sofianos and Cambanis S.A. in respect of 2008 comprised compensation for professional services rendered for the audit of the combined and consolidated financial statements of the Company for the years ended December 31, 2007 and 2008 and for the review of the quarterly financial information in 2008 as well as in connection with the review of the Registration Statement on Form F-1 (Reg. No. 333-150995), which we filed with the SEC in the first half of 2008.

Audit-related Fees

Not applicable.

Tax Fees

Not applicable.

Other Fees

Not applicable.

Pre-approval Policies and Procedures

The audit committee charter sets forth our policy regarding retention of the independent auditors, giving the audit committee responsibility for the appointment, compensation, retention and oversight of the work of the independent auditors. The audit committee charter provides that the committee is responsible for reviewing and approving in advance the retention of the independent auditors for the performance of all audit and lawfully permitted non-audit services. The chairman of the audit committee or in the absence of the chairman, any member of the audit committee designated by the chairman, has authority to approve in advance any lawfully permitted non-audit services and fees. The audit committee is authorized to establish other policies and procedures for the pre-approval of such services and fees. Where non-audit services and fees are approved under delegated authority, the action must be reported to the full audit committee at its next regularly scheduled meeting.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

Statement of Significant Differences Between our Corporate Governance Practices and the New York Stock Exchange Corporate Governance Standards for U.S. Non-Controlled Issuers

Overview

Pursuant to certain exceptions for foreign private issuers and controlled companies, we are not required to comply with certain of the corporate governance practices followed by U.S. and non-controlled companies under the New York Stock Exchange listing standards. However, pursuant to Section 303.A.11 of the New York Stock Exchange Listed Company Manual and the requirements of Form 20-F, we are required to state any significant differences between our corporate governance practices and the practices required by the New York Stock Exchange. We believe that our established practices in the area of corporate governance are in line with the spirit of the New York Stock Exchange standards and provide adequate protection to our shareholders. For example, our audit committee consists solely of independent directors. The significant differences between our corporate governance practices and the New York Stock Exchange standards applicable to listed U.S. companies are set forth below.

Independent Directors

The New York Stock Exchange requires that listed companies have a majority of independent directors. As permitted under Marshall Islands law and our bylaws, our board of directors consists of a majority of non-independent directors.

Executive Sessions

The New York Stock Exchange requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. As permitted under Marshall Islands law and our bylaws, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so.

Corporate Governance, Nominating and Compensation Committee

The New York Stock Exchange requires that a listed U.S. company have a nominating/corporate governance committee and a compensation committee, each composed of independent directors. As permitted under Marshall Islands law and our bylaws, we have a combined corporate governance, nominating and compensation committee, which at present is composed wholly of independent directors.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-33 included herein by reference.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation*

1.2	Amended and Restated Bylaws*

2.1	Form of Registration Rights Agreement between Safe Bulkers, Inc. and Vorini Holdings Inc.*

2.2	Stockholder Rights Agreement*

2.3	Specimen Share Certificate*

4.1	Form of Management Agreement between Safety Management Overseas S.A. and Safe Bulkers, Inc.*

4.2	Form of Restrictive Covenant Agreement among Safe Bulkers, Inc., Polys Hajioannou, Vorini Holdings Inc., SafeFixing Corp and Machairiotissa Holdings Inc.*

4.3	Form of Restrictive Covenant Agreement between Safe Bulkers, Inc. and Polys Hajioannou*

4.4	Form of Restrictive Covenant Agreement between Safe Bulkers, Inc. and Nicolaos Hadjioannou*

4.5	Form of Contribution, Conveyance and Assumption Agreement between Safe Bulkers, Inc., Vorini Holdings, Inc., Polys Hajioannou and Nicolaos Hadjioannou*

4.6	Loan Agreement, dated February 16, 2005, to Marathassa Shipping Corporation provided by The Royal Bank of Scotland plc*

4.7	Letter Agreement, dated April 19, 2006, Amending Loan Agreement, dated February 16, 2005, to Marathassa Shipping Corporation provided by The Royal Bank of Scotland plc*

4.8	Letter Agreement, dated May 14, 2008, Amending Loan Agreement, dated February 16, 2005, to Marathassa Shipping Corporation provided by The Royal Bank of Scotland plc*

4.9	Supplemental Agreement, dated May 23, 2008, Amending Loan Agreement, dated February 16, 2005, to Marathassa Shipping Corporation provided by The Royal Bank of Scotland plc*

4.10	Corporate Guarantee, dated May 23, 2008, of Safe Bulkers, Inc. relating to Loan Agreement, dated February 16, 2005, to Marathassa Shipping Corporation provided by The Royal Bank of Scotland plc*

4.11	Supplemental Agreement, dated April 6, 2009 Amending Loan Agreement, dated February 16, 2005, to Marathassa Shipping Corporation provided by The Royal Bank of Scotland plc

4.12	Loan Agreement, dated March 1, 2006, to Marinouki Shipping Corporation provided by The

Royal Bank of Scotland plc*

4.13	Letter Agreement, dated March 10, 2008, Amending Loan Agreement, dated March 1, 2006, to Marinouki Shipping Corporation provided by The Royal Bank of Scotland plc*

4.14	Supplemental Letter Agreement, dated April 24, 2008, Amending Loan Agreement, dated March 1, 2006, to Marinouki Shipping Corporation provided by The Royal Bank of Scotland plc*

4.15	Letter Agreement, dated May 14, 2008, Amending Loan Agreement, dated March 1, 2006, to Marinouki Shipping Corporation provided by The Royal Bank of Scotland plc*

4.16	Supplemental Agreement, dated May 23, 2008, Amending Loan Agreement, dated March 1, 2006, to Marinouki Shipping Corporation provided by The Royal Bank of Scotland plc*

4.17	Corporate Guarantee, dated May 23, 2008, of Safe Bulkers, Inc. relating to Loan Agreement, dated March 1, 2006, to Marinouki Shipping Corporation provided by The Royal Bank of Scotland plc*

4.18	Supplemental Agreement, dated April 6, 2009, Amending Loan Agreement, dated March 1, 2006, to Marinouki Shipping Corporation provided by The Royal Bank of Scotland plc

4.19	Loan Agreement, dated June 30, 2008, to Staloudi Shipping Corporation provided by Deutsche Schiffsbank Aktiengesellschaft

4.20	Guarantee and Indemnity, dated June 30, 2008, of Safe Bulkers, Inc. relating to Loan Agreement dated June 30, 2008, to Staloudi Shipping corporation provided by Deutsche Schiffsbank Aktiengesellschaft

4.21	Loan Agreement dated January 11, 2007, to Petra Shipping Ltd provided by Bayerische Hypo-Und Verinsbank Aktiengesellschaft*

4.22	Letter Agreement, dated January 18, 2008, Amending Loan Agreement, dated January 11, 2007, to Petra Shipping Ltd provided by Bayerische Hypo- Und Vereinsbank Aktiengesellschaft*

4.23	Supplemental Letter Agreement, dated May 14, 2008, Amending Loan Agreement, dated January 11, 2007, to Petra Shipping Ltd provided by Bayerische Hypo- Und Vereinsbank Aktiengesellschaft*

4.24	Supplemental Letter Agreement, dated May 15, 2008, Amending Loan Agreement, dated January 11, 2007, to Petra Shipping Ltd provided by Bayerische Hypo- Und Vereinsbank Aktiengesellschaft*

4.25	Supplemental Agreement, dated November 20, 2008, relating to Loan Agreement, dated January 11, 2007, to Petra Shipping Ltd provided by Bayerische Hypo- Und Vereinsbank Aktiengesellschaft

4.26

Corporate Guarantee, dated November 20, 2008, of Safe Bulkers, Inc. relating to Loan Agreement, dated January 11, 2007, to Petra Shipping Ltd provided by Bayerische Hypo- Und Vereinsbank Aktiengesellschaft

4.27	Loan Agreement, dated March 7, 2007, to Pemer Shipping Ltd provided by Bayerische Hypo-Und Vereinsbank Aktiengesellschaft*

4.28	Letter Agreement, dated March 5, 2008, Amending Loan Agreement, dated March 7, 2007, to Pemer Shipping Ltd provided by Bayerische Hypo- Und Vereinsbank Aktiengesellschaft*

4.29	Supplemental Letter Agreement, dated May 14, 2008, Amending Loan Agreement, dated March 7, 2007, to Pemer Shipping Ltd provided by Bayerische Hypo- Und Vereinsbank

Aktiengesellschaft*

4.30	Supplemental Letter Agreement, dated May 15, 2008, Amending Loan Agreement, dated March 7, 2007, to Pemer Shipping Ltd provided by Bayerische Hypo- Und Vereinsbank Aktiengesellschaft*

4.31	Supplemental Agreement, dated November 20, 2008, relating to Loan Agreement, dated March 7, 2007, to Pemer Shipping Ltd provided by Bayerische Hypo- Und Vereinsbank Aktiengesellschaft

4.32

Corporate Guarantee, dated November 20, 2008, of Safe Bulkers, Inc. relating to loan Agreement dated March 7, 2007, to Pemer Shipping Ltd provided by Bayerische Hypo- Und Vereinsbank Aktiengesellschaft

4.33	Loan Agreement, dated June 12, 2007, to Pelea Shipping Ltd provided by DnB NOR BANK ASA*

4.34	First Supplemental Agreement, dated May 22, 2008, Amending Loan Agreement, dated June 12, 2007, to Pelea Shipping Ltd provided by DnB NOR BANK ASA*

4.35	Guarantee and Indemnity of Safe Bulkers, Inc., dated 2008, relating to Loan Agreement, dated June 12, 2007, to Pelea Shipping Ltd provided by DnB NOR BANK ASA

4.36	Second Supplemental Agreement, dated September 25, 2008, Amending Loan Agreement, dated June 12, 2007, to Pelea Shipping Ltd provided by DnB NOR BANK ASA

4.37	Third Supplemental Agreement, dated March 31, 2009, Amending Loan Agreement, dated June 12, 2007, to Pelea Shipping Ltd provided by DnB NOR BANK ASA

4.38	Loan Agreement, dated November 19, 2007, to Soffive Shipping Corporation provided by The Royal Bank of Scotland plc*

4.39	Letter Agreement, dated May 14, 2008, Amending Loan Agreement, dated November 19, 2007, to Soffive Shipping Corporation provided by The Royal Bank of Scotland plc*

4.40	Supplemental Agreement, dated May 23, 2008, Amending Loan Agreement, dated November 19, 2007, to Soffive Shipping Corporation provided by The Royal Bank of Scotland plc*

4.41	Corporate Guarantee, dated May 23, 2008, of Safe Bulkers, Inc. relating to Loan Agreement, dated November 18, 2007, to Soffive Shipping Corporation provided by The Royal Bank of Scotland plc*

4.42	Supplemental Agreement, dated April 6, 2009, Amending Loan Agreement, dated November 19, 2007, to Soffive Shipping Corporation provided by The Royal Bank of Scotland plc

4.43	Loan Agreement, dated December 13, 2007, to Kerasies Shipping Corporation provided by The Royal Bank of Scotland plc*

4.44	Letter Agreement, dated May 14, 2008, Amending Loan Agreement, dated December 13, 2007, to Kerasies Shipping Corporation provided by The Royal Bank of Scotland plc*

4.45	Supplemental Agreement, dated May 23, 2008, Amending Loan Agreement, dated December 13, 2007, to Kerasies Shipping Corporation provided by The Royal Bank of Scotland plc*

4.46	Corporate Guarantee, dated May 23, 2008, of Safe Bulkers, Inc. relating to Loan Agreement, dated December 13, 2007, to Kerasies Shipping Corporation provided by The Royal Bank of Scotland plc*

4.47	Supplemental Agreement, dated April 6, 2009, Amending Loan Agreement, dated December 13, 2007, to Kerasies Shipping Corporation provided by The Royal Bank of Scotland plc

4.48	Loan Agreement, dated January 11, 2008, to Marindou Shipping Corporation provided by DnB NOR Bank ASA*

4.49	First Supplemental Agreement, dated May 22, 2008, Amending Loan Agreement, dated January 11, 2008, to Marindou Shipping Corporation provided by DnB NOR BANK ASA*

4.50	Guarantee and Indemnity of Safe Bulkers, Inc., dated 2008, relating to Loan Agreement, dated January 11, 2008, to Marindou Shipping Corporation provided by DnB NOR BANK ASA

4.51	Second Supplemental Agreement, dated March 31, 2009, Amending Loan Agreement, dated January 11, 2008, to Marindou Shipping Corporation provided by DnB NOR BANK ASA

4.52	Loan Agreement, dated January 11, 2008, to Efragel Shipping Corporation provided by DnB NOR Bank ASA*

4.53	First Supplemental Agreement, dated May 22, 2008, Amending Loan Agreement, dated January 11, 2008, to Efragel Shipping Corporation provided by DnB NOR BANK ASA*

4.54	Guarantee and Indemnity of Safe Bulkers, Inc., dated 2008, relating to Loan Agreement, dated January 11, 2008, to Efragel Shipping Corporation provided by DnB NOR BANK ASA

4.55	Second Supplemental Agreement, dated March 31, 2009, Amending Loan Agreement, dated January 11, 2008, to Efragel Shipping Corporation provided by DnB NOR BANK ASA

4.56	Loan Agreement, dated April 17, 2008, to Avstes Shipping Corporation provided by DnB NOR Bank ASA*

4.57	First Supplemental Agreement, dated May 22, 2008, Amending Loan Agreement, dated April 17, 2008, to Avstes Shipping Corporation provided by DnB NOR BANK ASA*

4.58	Guarantee and Indemnity of Safe Bulkers, Inc., dated June 3, 2008, relating to Loan Agreement, dated April 7, 2008, to Avstes Shipping Corporation provided by DnB NOR BANK ASA

4.59	Second Supplemental Agreement, dated March 31, 2009, Amending Loan Agreement, dated April 17, 2008, to Avstes Shipping Corporation provided by DnB NOR BANK ASA

4.60	Loan Agreement, dated September 25, 2008, to Eniadefhi Shipping Corporation provided by DnB NOR BANK ASA

4.61	Guarantee and Indemnity of Safe Bulkers, Inc., dated September 25, 2008, relating to Loan Agreement, dated September 25, 2008, to Eniadefhi Shipping Corporation provided by DnB NOR BANK ASA

4.62	First Supplemental Agreement, dated March 31, 2009, Amending Loan Agreement, dated September 25, 2008, to Eniadefhi Shipping Corporation provided by DnB NOR BANK ASA

4.63	Loan Agreement, dated September 25, 2008, to Eniaprohi Shipping Corporation provided by DnBNOR BANK ASA

4.64	Guarantee and Indemnity of Safe Bulkers, Inc., dated September 25, 2008, relating to Loan Agreement, dated September 25, 2008, to Eniaprohi Shipping Corporation provided by DnB NOR BANK ASA

4.65	First Supplemental Agreement, dated March 31, 2009, Amending Loan Agreement, dated

September 25, 2008, to Eniaprohi Shipping Corporation provided by DnB NOR BANK ASA

4.66	Shipbuilding Contract, dated December 6, 2006, with Jiangsu Rongsheng Heavy Industries Group Co., Ltd for HN 1074*

4.67	Shipbuilding Contract, dated December 6, 2006, with Jiangsu Rongsheng Heavy Industries Group Co., Ltd for HN 1075*

4.68	Memorandum of Agreement, dated October 26, 2007, for the HN 1039*

4.69	Memorandum of Agreement, dated October 26, 2007, for the HN 1050*

4.70	Memorandum of Agreement, dated July 4, 2008, for the HN 1579

8.1	List of Subsidiaries

12.1	Certification of principal executive officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

12.2	Certification of principal financial officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

13.1

Certification of principal executive officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2

Certification of principal financial officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995) filed with the SEC and hereby incorporated by reference to such Registration Statement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

May 18, 2009

By

/s/ KONSTANTINOS ADAMOPOULOS

	Name:	Konstantinos Adamopoulos
	Title:	Chief Financial Officer and Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Safe Bulkers, Inc.,
Majuro, Republic of The Marshall Islands,

We have audited the accompanying consolidated balance sheets of Safe Bulkers, Inc. and subsidiaries and related companies, as of December 31, 2007 and 2008, and the related combined and consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. The combined and consolidated financial statements include the accounts of Safe Bulkers, Inc. and its subsidiaries and the five Additional Companies defined in Note 1 to the accompanying financial statements (hereafter collectively referred to as the “Company”). These Additional Companies were under common ownership and management. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined and consolidated financial statements present fairly, in all material respects, the financial position of Safe Bulkers Inc. and its subsidiaries and the Additional Companies as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece
May 18, 2009

SAFE BULKERS, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007 AND 2008
(In thousands of U.S. Dollars, except for share and per share data)

	December 31

	Notes	2007	2008

ASSETS
CURRENT ASSETS:
Cash and cash equivalents		—	27,702
Time deposits – short term		—	21,274
Accounts receivable trade, net		1,717	528
Due from Manager	3	96,370	112
Inventories		792	1,189
Accrued revenue	19	—	3,938
Restricted cash		—	32,629
Prepaid expenses and other current assets		4	714
Total current assets		98,883	88,086

FIXED ASSETS:
Vessels, net	4	254,817	286,955
Advances for vessel acquisition and vessels under construction	5	53,272	100,194
Other fixed assets, net	6	251	147
Total fixed assets		308,340	387,296

OTHER NON CURRENT ASSETS:
Deferred finance charges, net	7	434	773
Restricted cash		—	4,750
Derivative assets	14	—	1,377
Total assets		407,657	482,282

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	8	16,620	54,807
Unearned revenue	19	4,127	8,451
Trade accounts payable		1,202	1,575
Accrued liabilities	15	11,275	6,030
Advances from shareholders	9	10,086	—
Due to Manager		674	—
Total current liabilities		43,984	70,863

Derivative liabilities	14	242	21,716
Long-term debt, net of current portion	8	306,267	413,483
Time charter discount	16	2,766	—
Unearned revenue — Long term	19	—	11,765
Total liabilities		353,259	517,827

COMMITMENTS AND CONTINGENCIES	11	—	—

SAFE BULKERS, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007 AND 2008
(In thousands of U.S. Dollars, except for share and per share data)

	December 31

	Notes	2007	2008

SHAREHOLDERS’ EQUITY/(DEFICIT):
Shareholders’ equity:
Common stock, $0.001 par value; 500 and 200,000,000 authorized, 0 and 54,501,334 issued and outstanding at December 31, 2007 and 2008, respectively	10	—	55
Preferred stock, $0.001 par value; 20,000,000 authorized, none issued or outstanding as of December 31, 2008, none authorized as of December 31, 2007		—	—
Additional paid in capital		—	30
Retained earnings/(deficit)		54,398	(35,630)
Total shareholders’ equity/(deficit)		54,398	(35,545)

Total liabilities and shareholders’ equity/(deficit)		407,657	482,282

The accompanying notes are an integral part of these combined and consolidated statements.

SAFE BULKERS, INC.
COMBINED AND CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In thousands of U.S. Dollars—except for share and per share data)

	Year Ended December 31,

	Notes	2006	2007	2008

REVENUES
Revenues	12	99,040	172,057	208,411
Commissions		(3,731)	(6,209)	(7,639)

Net revenues		95,309	165,848	200,772

EXPENSES:
Voyage expenses		(420)	(179)	(273)
Vessel operating expenses	13	(13,068)	(12,429)	(17,615)
Depreciation	4, 6	(9,553)	(9,583)	(10,614)
General and administrative expenses
-Management fee to related party	3, 18	(1,006)	(1,177)	(4,420)
-Third party expenses	18	—	(2,477)	(3,625)
Early redelivery cost	16	(150)	(21,438)	(565)
Gain on sale of assets	20	37,015	112,360	—

Operating income		108,127	230,925	163,660

OTHER (EXPENSE)/ INCOME:
Interest expense	8	(6,140)	(8,225)	(16,392)
Other finance costs		(116)	(161)	(408)
Interest income		775	1,290	1,492
Loss on derivatives		(1,963)	(704)	(19,509)
Foreign currency loss		(3,279)	(13,759)	(9,501)
Amortization and write-off of deferred finance charges	7	(180)	(166)	(131)
Net income		97,224	209,200	119,211

Earnings per share in U.S. Dollars, basic and diluted	23	1.78	3.84	2.19
Weighted average number of shares, basic and diluted		54,500,000	54,500,000	54,500,889

The accompanying notes are an integral part of these combined and consolidated statements.

SAFE BULKERS, INC. COMBINED AND CONSOLIDATED STATEMENTS
OF SHAREHOLDERS’ EQUITY FOR THE YEARS
ENDED DECEMBER 31, 2006, 2007 AND 2008
(In thousands of U.S. Dollars)

	Common Stock	Additional Paid in Capital	Retained Earnings	Total

Balance as of January 1, 2006		—	131,827	131,827
Net income for the year	—	—	97,224	97,224

Balance as of December 31, 2006	—	—	229,051	229,051
Net income for the year	—	—	209,200	209,200
Dividends	—	—	(383,853)	(383,853)

Balance as of December 31, 2007	—	—	54,398	54,398
Net income	—	—	119,211	119,211
Issuance of common stock	55	—	—	55
Share based compensation	—	30	—	30
Dividends	—	—	(209,239)	(209,239)

Balance as of December 31, 2008	55	30	(35,630)	(35,545)

The accompanying notes are an integral part of these combined and consolidated statements.

SAFE BULKERS, INC.
COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In thousands of U.S. Dollars)

	December 31,

	2006	2007	2008

Cash Flows from Operating Activities:
Net income	97,224	209,200	119,211
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	9,553	9,583	10,614
Gain on sale of assets	(37,015)	(112,360)	—
Amortization and write-off of deferred finance charges	180	166	131
Unrealized foreign exchange loss	4,331	13,877	9,335
Unrealized (gain)/loss of derivatives	(1,824)	(335)	20,097
Share based compensation	—	—	30
Amortization of Time charter discount	—	2,766	(2,766)
(Increase)/decrease in:
Accounts receivable trade	1,014	(272)	1,189
Due from Manager	(82,961)	142,997	95,584
Inventories	(297)	(159)	(397)
Accrued revenue	—	—	(3,938)
Prepaid expenses and other current assets	265	68	(710)
(Decrease)/increase in:
Trade accounts payable	(360)	151	373
Accrued liabilities	1,069	9,984	(5,245)
Unearned revenue	(3,985)	2,840	16,089
Net Cash (Used in)/Provided by Operating Activities	(12,806)	278,506	259,597

Cash Flows from Investing Activities:
Vessel acquisitions including advances for vessels under construction and other fixed assets	(110,211)	(127,875)	(89,570)
Proceeds from sale of assets	76,376	216,291	—
Increase in restricted cash	—	—	(37,379)
Increase in bank time deposits	—	—	(21,274)
Net Cash (Used in)/Provided by Investing Activities	(33,835)	88,416	(148,223)

Cash Flows from Financing Activities:
Proceeds from long-term debt	60,400	199,000	221,600
Principal payments of long-term debt	(58,474)	(56,425)	(85,532)
Advances from shareholders	110,049	83,997	11,489
Repayment of advances to shareholders	(65,245)	(209,355)	(21,575)
Dividends paid	—	(383,853)	(209,239)
Payment of deferred financing costs	(89)	(286)	(470)
Proceeds on issuance of common stock	—	—	55
Net Cash Provided by/(Used in) Financing Activities	46,641	(366,922)	(83,672)

Net increase in cash and cash equivalents	—	—	27,702
Cash and cash equivalents at beginning of year	—	—	—
Cash and cash equivalents at end of year	—	—	27,702
Supplemental cash flow information:
Cash paid for interest (excluding capitalized interest):	5,177	7,622	14,116

The accompanying notes are an integral part of these combined and consolidated statements.

SAFE BULKERS, INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

Safe Bulkers, Inc., referred to herein as “Safe Bulkers”, was formed on December 11, 2007 under the laws of the Marshall Islands for the purpose of acquiring an ownership interest in 19 companies, each of which owned a newbuild drybulk vessel or was scheduled to own a newbuild drybulk vessel, all of which were under the common control of Polys Hajioannou and Nicolaos Hadjioannou.

The subsidiaries of Safe Bulkers as of December 31, 2008 are 21 wholly-owned companies, all incorporated under the laws of the Republic of Liberia, except for Maxtessera Shipping Corporation, which is incorporated under the laws of the Marshall Islands, and are referred to herein as “Subsidiaries”. As of December 31, 2008, these Subsidiaries owned and operated a fleet of 12 drybulk vessels, and were scheduled to acquire an additional eight newbuilds (the “Newbuilds”).

Safe Bulkers successfully completed its initial public offering (the “IPO”) on June 3, 2008 and its common stock trades on the New York Stock Exchange (“NYSE”) under the symbol “SB”. Immediately prior to the completion of the IPO, the shares of 19 Subsidiaries were contributed to Safe Bulkers by Vorini Holdings, Inc. (“Vorini Holdings”), a Marshall Islands corporation controlled by Polys Hajioannou and Nicolaos Hadjioannou, in exchange for the issuance of 54,500,000 shares which represented 100% of the outstanding common stock of Safe Bulkers (the “Reorganization”). Vorini Holdings sold 10,000,000 shares of common stock of Safe Bulkers in the IPO. Following the Reorganization and the IPO, Safe Bulkers became the owner of 100% of each of the 19 Subsidiaries, and Vorini Holdings became the controlling shareholder of Safe Bulkers.

The accompanying combined and consolidated financial statements include the operations, assets and liabilities of Safe Bulkers and its Subsidiaries. They also include the operations, assets and liabilities of five companies (the “Additional Companies”), that were under the common control of Polys Hajioannou and Nicolaos Hadjioannou and whose principal activity was the ownership of drybulk vessels from their date of incorporation to the date the vessels were sold. All vessels owned by the Additional Companies were sold prior to December 31, 2007. None of the Additional Companies were contributed to or are owned by Safe Bulkers.

The accompanying combined and consolidated financial statements of the Company have been presented as if the Subsidiaries and Additional Companies were consolidated subsidiaries of Safe Bulkers for all periods presented and using the historical carrying costs of the assets and the liabilities of the ship-owning companies listed below.

Subsidiary	Vessel Name	Type	Built

Efragel Shipping Corporation	Efrossini	Panamax	February 2003
Marindou Shipping Corporation	Maria	Panamax	April 2003
Avstes Shipping Corporation	Vassos	Panamax	February 2004
Kerasies Shipping Corporation	Katerina	Panamax	May 2004
Marathassa Shipping Corporation	Maritsa	Panamax	January 2005
Pemer Shipping Ltd.	Pedhoulas Merchant	Kamsarmax	March 2006
Petra Shipping Ltd.	Pedhoulas Trader	Kamsarmax	May 2006
Pelea Shipping Ltd.	Pedhoulas Leader	Kamsarmax	March 2007
Staloudi Shipping Corporation	Stalo	Post—Panamax	January 2006
Marinouki Shipping Corporation	Marina	Post—Panamax	January 2006
Soffive Shipping Corporation	Sophia	Post—Panamax	June 2007
Eniaprohi Shipping Corporation	Eleni	Post—Panamax	November 2008
Eniadefhi Shipping Corporation	Martine	Post—Panamax	February 2009
Maxpente Shipping Corporation	TBN	Capesize	2010 (1)
-//-	Pedhoulas Farmer (2)	Kamsarmax	January 2007

Subsidiary	Vessel Name	Type	Built

Eptaprohi Shipping Corporation	TBN	Capesize	2010 (1)
Maxdodeka Shipping Corporation	TBN	Post—Panamax	2009 (1)
Maxdekatria Shipping Corporation	TBN	Post—Panamax	2010 (1)
Maxdeka Shipping Corporation	TBN	Kamsarmax	2010 (1)(3)
Maxenteka Shipping Corporation	TBN	Kamsarmax	2010 (1)(3)
Shikoku Friendship Shipping Company	TBN	Post—Panamax	2010 (1)
Maxtessera Shipping Corporation	—	—	—

SAFE BULKERS, INC.
NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

Additional Company	Vessel Name	Type	Built	Date Sold

Pelodimous Shipping Corporation	Pelopidas	Panamax	2002	November 30, 2006
Sofikal Shipping Corporation	Sophia (hereinafter called“Old Sophia”)	Panamax	2002	April 11, 2006
Maxtria Shipping Corporation	Pedhoulas Fighter	Kamsarmax	2007	January 26, 2007
Kanastro Shipping Corporation	Kanaris	Panamax	2002	February 20, 2007
Eleoussa Shipping Corporation	Eleni (hereinafter called“Old Eleni”)	Panamax	2005	March 26, 2007

(1)	Estimated completion date for newbuild vessels.

(2)	Vessel sold in January 2007.

(3)	Refer Subsequent Events Note 24(e).

Safe Bulkers, the Subsidiaries and the Additional Companies are collectively referred to in the notes to the combined and consolidated financial statements as the “Company.”

The Company’s principal business is the acquisition and operation of drybulk vessels. The Company’s vessels operate worldwide, carrying drybulk cargo for the world’s largest consumers of marine drybulk transportation services. Safety Management Overseas S.A., a company incorporated under the laws of the Republic of Panama (“Safety Management” or the “Manager”), a related party controlled by Polys Hajioannou, provides technical, commercial and administrative management services to the Company.

For the years ended December 31, 2006, 2007 and 2008, the following charterers individually accounted for more than 10% of the Company’s time charter and voyage charter revenues as follows:

	December 31,

	2006	2007	2008

A	42.76%	29.87%	25.62%
B	32.42%	21.07%	—
C	—	18.24%	36.09%
D	—	—	10.67%

PREDECESSOR BUSINESSES OF SAFE BULKERS, INC.
NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies:

Principles of Combination and Consolidation: The accompanying combined and consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of Safe Bulkers and the legal entities comprising the Company as discussed in Note 1. All significant intra-group and intercompany balances and transactions have been eliminated upon combination and consolidation.

Use of Estimates: The preparation of combined and consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the combined and consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other Comprehensive Income /(Loss): The Company follows the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 130 “Statement of Comprehensive Income” (“SFAS 130”) which requires separate presentation of certain transactions that are recorded directly as components of shareholders’ equity. The Company has no other comprehensive income/(loss) and accordingly comprehensive income/(loss) equals net income for the periods presented.

Foreign Currency Translation: The reporting and functional currency of the Company is the United States (“U.S.”) dollar. Transactions incurred in other currencies are translated into U.S. dollars using the exchange rates in effect at the time of the transaction. At the balance sheet date, monetary assets and liabilities which are denominated in other currencies are translated to reflect the period end exchange rates. Resulting gains or losses from foreign currency transactions are recorded within the Foreign currency gain/(loss) in the accompanying combined and consolidated statements of income in the period in which they arise.

Cash and Cash Equivalents: Cash and cash equivalents consist of current, call, time deposits and certificates of deposit with original maturities of three months or less and which are not restricted for use or withdrawal.

Time Deposits: Time deposits are held with banks with original maturities longer than three months. In the event original maturities are shorter than twelve months, such deposits are classified as current assets; if original maturities are longer than twelve months, such deposits are classified as non-current assets.

Restricted Cash: Restricted cash represents minimum cash deposits or cash collateral deposits required to be maintained with certain banks under the Company’s borrowing arrangements or in relation to bank guarantees issued on behalf of the Company. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets otherwise they are classified as non-current assets.

Accounts Receivable Trade: Accounts receivable trade, net reflects the receivables from time or voyage charters, net of an allowance for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No allowance for doubtful accounts was recorded for any of the periods presented.

Inventories: Inventories consist of lubricants remaining on board the vessels at the end of each reporting period, which are stated at the lower of cost or market. Cost is determined using the first–in, first-out method.

Insurance: Insurance claims represent the claimable expenses, net of deductibles, which are expected to be recovered from insurance companies. Any costs to complete the claims are included in accrued liabilities. The Company accounts for the cost of additional premiums under its Protection and Indemnity (“P&I”) Club insurance in accordance with the SFAS No. 5 “Accounting for Contingencies” based on the Company’s historical experience and the historical experience of the shipping industry. The Company did not have material insurance claims for any of the periods presented.

Vessels, Net: Vessels are stated at their historical cost, which consists of the contracted purchase price and any direct material expenses incurred upon acquisition (including improvements, on-site supervision expenses incurred during the construction period, commissions paid, delivery expenses and other expenditures to prepare the vessel for her initial voyage), less accumulated depreciation. Financing costs incurred during the construction period of the vessels are also capitalized and included in vessels’ cost. Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

Vessels’ Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard.

Accounting for Special Survey and Drydocking Costs: Special survey and drydocking costs are expensed in the period incurred and are included in vessel operating expenses in the accompanying combined and consolidated statements of income.

Repairs and Maintenance: All repair and maintenance expenses including major overhauling and underwater inspection expenses are expensed when incurred and are included in vessel operating expenses in the accompanying combined and consolidated statements of income.

Impairment of Long-lived Assets: The Company applies SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS 144”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or to be disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. No impairment loss was recorded for any of the periods presented.

Assets Held for Sale: The Company may dispose of certain of its vessels when suitable opportunities occur including prior to the end of their useful lives. The Company classifies assets as being held for sale in accordance with SFAS 144 when the following criteria are met: (i) management is committed to sell the asset; (ii) the asset is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are no longer depreciated once they meet the criteria of being held for sale. The gain or loss from the sale of assets is recorded in the combined and consolidated statements of income.

Deferred Financing Costs: Financing fees incurred for obtaining new loans and credit facilities are deferred and amortized over the term of the respective loan or credit facility using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made, subject to the provisions of Emerging Issues Task Force (“EITF”) EITF 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instrument” (“EITF 96-19”) regarding debt extinguishment. Any unamortized balance of costs related to credit facilities repaid is expensed in the period. Any unamortized balance of costs relating to credit facilities refinanced are deferred and amortized over the term of the respective credit facility in the period the refinancing occurs, subject to the provisions of EITF 98-14, “Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements”.

Derivative Instruments: The Company enters into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to the acquisition of vessels and on certain loan obligations. The Company also enters into interest rate derivatives to create economic hedges for its exposure to interest rate risk of its loan obligations (see also Notes 8, 11 and 14). When such derivatives do not qualify for hedge accounting under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), the Company records these financial instruments in the consolidated balance sheet at their fair value as either a derivative asset or liability, and recognizes the fair value changes thereto in the combined and consolidated statements of income. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) until the hedged item is recognized in the combined and consolidated statements of income. For the years ended December 31, 2006, 2007 and 2008, no derivatives were accounted for as accounting hedges.

Financial Instruments: The principal financial assets of the Company consist of cash and cash equivalents, time deposits, restricted cash, derivative assets, amounts due from Manager and trade accounts receivable. The principal financial liabilities of the Company consist of long-term bank loans, accounts payable, accrued liabilities and derivative liability instruments.

(a) Interest rate risk: The Company’s interest rates and long-term loan repayment terms are described in Note 8.

(b) Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of trade accounts receivable, cash and cash equivalents, time deposits and derivative instruments. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents and time deposits with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by its counterparties to derivative instruments; however, the Company limits its exposure by transacting with counter parties with high credit ratings.

(c) Fair value: The carrying values of trade accounts receivable, due from Manager, cash and cash equivalents, time deposits, restricted cash, accounts payable and accrued liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair values of long- term bank loans approximate the recorded values, due to their variable interest rates. The fair value of over-the-counter foreign exchange forward contracts and of the interest rate derivatives, discussed in Note 14, is based on a discounted cash flow analysis.

The Company adopted SFAS No. 157 at the start of its fiscal year beginning January 1, 2008. SFAS No. 157 establishes a framework for measuring fair value pursuant to U.S. GAAP, and expands disclosure requirements relating to fair value measurements. In accordance with the requirements of SFAS No. 157, assets and liabilities carried at fair value must be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

Accounting for Revenues and Related Expenses: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered mainly under time charter, where a contract is entered into for the use of a vessel for a specific voyage or a specific period of time and at a specified daily charter rate. Time charter revenues are recognized as earned on the straight line basis over the term of the charter as service is provided. Revenues from time charter may also include ballast bonus which is an amount paid by the charterer for repositioning the vessel at the charterer’s disposal (delivery point), which is recognized over the term of the charter, and other miscellaneous revenues from vessel operations. Expenses relating to the Company’s time charters are vessel operating expenses and certain voyage expenses, which are paid for by the Company and recognized as incurred. Vessel operating expenses that are paid by the Company include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other minor miscellaneous expenses. Voyage expenses which are also recognized as incurred and paid by the Company include costs for draft surveys, hold cleaning, postage and other minor miscellaneous expenses related to the voyage. The charterer is responsible for paying the cost of bunkers and other voyage expenses (e.g., port expenses, agents’ fees, canal dues, extra war risks insurance and any other expenses related to the cargo).

Vessels can also be chartered under voyage charter, where a contract is made for the use of a vessel under which the Company is paid freight on the basis of moving cargo from a loading port to a discharge port. During the periods presented, there has been only one instance where a vessel was employed under voyage charter. Under a voyage charter, the revenues are recognized on a pro-rata basis over the duration of the voyage from load port to discharge port. Probable losses on voyages are provided for in full at the time such losses can be estimated. Related expenses are operating expenses, bunkers and voyage expenses, which are recognized as incurred and are all paid for by the Company. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized when earned and collection is reasonably assured. Dispatch expense represents payments by the Company to the charterer when loading or discharging time is less than the stipulated time in the voyage charter and is recognized as incurred.

Revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Unearned revenue includes: (i) revenue received prior to the balance sheet date relating to services to be rendered after the balance sheet date and (ii) deferred revenue resulting from straight line revenue recognition in respect of charter agreements that provide for varying charter rates. Commissions (address and brokerage), regardless of charter type are always paid by the Company, are deferred and amortized over the related charter period and are presented as a separate line item in revenues to arrive at net revenues in the accompanying combined and consolidated statements of income.

Pension and Retirement Benefit Obligations—Crew: The Subsidiaries and Additional Companies included in the combined and consolidated financial statements employ the crew on board under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post retirement benefits.

Taxes: The Subsidiaries and Additional Companies that are incorporated under the laws of either the Republic of Liberia or Marshall Islands are not subject to Liberian or Marshall Islands income, tonnage or registration taxes. However, each vessel owing Subsidiary and Additional Company is subject to registration and tonnage taxes under the laws of the Republic of Cyprus, where all the Company’s vessels are registered, which is not an income tax. These Cypriot taxes are recorded within Vessel operating expenses in the accompanying combined and consolidated statements of income.

Furthermore, the Company has been subject to a 4% United States federal tax in respect of its U.S. source shipping income (imposed on gross income without the allowance for any deductions) as it has not previously met the requirements for an exemption from such tax provided by Section 883 of the U.S. Internal Revenue Code of 1986. As a result, the Company has filed U.S. federal tax returns and paid the relevant U.S. federal tax on its U.S. source shipping income, which is not an income tax. Such taxes have been recorded within Vessel operating expenses in the accompanying combined and consolidated statements of income. In many cases, these taxes are recovered from the charterers; such amounts recovered are recorded within Revenues in the accompanying combined and consolidated statements of income.

Dividends: Dividends are recorded in the Company’s combined and consolidated financial statements in the period in which they are approved by the Company’s Board of Directors.

Segment Reporting: The Company reports financial information and evaluates its operations by total charter revenue and not by the type of vessel or vessel employment for its customers. The Company’s vessels have similar operating and economic characteristics. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

Recent Accounting Pronouncements:

In December 2007, the FASB issued SFAS No. 141 (revised), “Business Combinations” (“SFAS 141 (revised)”). SFAS No. 141 (revised) relates to business combinations and requires the acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Company must adopt this standard as of January 1, 2009. As the provisions of SFAS No. 141 (revised) are applied prospectively, the impact to the Company cannot be determined until any such transaction occurs.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51” (“SFAS 160”), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008, which will be our fiscal year beginning January 1, 2009. The Company’s adoption of SFAS 160 as from January 1, 2009 will not have any effect on our results of operations, financial position or cash flows.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”) which requires enhanced disclosures in respect of derivative instruments and hedging activities. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. As this statement relates only to disclosure requirements, the Company’s adoption of SFAS 161 will not have an impact on its financial position, results of operations or cash flows.

3. Transactions with Related Parties

Safety Management Overseas S.A., Panama (the “Manager”): On May 29, 2008, Safe Bulkers signed a management agreement with Safety Management Overseas S.A., a related party that is wholly-owned and controlled by Polys Hajioannou. Under such agreement (the “Management Agreement”), each vessel-owning subsidiary has, or in the case of vessels not yet delivered, will enter into a management agreement with the Manager (the “Shipmanagement Agreements”). Under these Shipmanagement Agreements, chartering, operations, technical and accounting services are provided to the vessels by the Manager. In accordance with the Management Agreement and the Shipmanagement Agreements, the Manager receives a fixed fee of $0.575 per day plus 1.0% on gross freight, charter hire, ballast bonus and demurrage from each of the vessel-owning companies in exchange for these management services. Under the Management Agreement, each of the Subsidiaries that are scheduled to own newbuilds, have or will enter into supervision agreements with the Manager (the “Supervision Agreements”). Under the Supervision Agreements, the Manager will provide on-site supervision services with respect to all newbuilds, and will receive a fee of $375, of which 50% is payable upon the signing of the relevant Supervision Agreement, and 50% upon successful completion of the sea trials of each newbuild. In addition, under the Management Agreement, an amount equal to 1.0% of the contract price for the sale or acquisition (constructed or purchased) of each vessel is payable to the Manager with the exception of the acquisition of Eleni and the vessel acquisition contracted by Eniadefhi Shipping Corporation (“Eniadefhi”).

For the years ended December 31, 2006 and 2007 and for the period ended May 28, 2008, each of the Subsidiaries and Additional Companies that had a vessel in operation, had in place a management agreement with the Manager

(the “Old Management Agreements”). Under such agreements, chartering, operations, technical and accounting services were provided with respect to the vessels by the Manager. Under the Old Management Agreements, the Manager received a fixed annual fee of $50 plus 0.40% on gross freight, charter hire, ballast bonus and demurrage from each of the vessel-owning companies in exchange for these management services. The Manager also received a commission, which was to be separately agreed, on the contract price of the sale of a vessel. This had been fixed at 1% for all the vessels sold. The Old Management Agreements were amended on January 1, 2008, whereupon the Manager received a fixed daily fee of $0.575 plus 1.00% on gross freight, charter hire, ballast bonus and demurrage from each of the vessel-owning companies. The Old Management Agreements were effectively superseded and replaced by the new Management Agreement and the Shipmanagement Agreements, entered into on May 29, 2008. Management fees charged by the Manager for the years ended December 31, 2006, 2007 and 2008, amounted to $1,006, $1,177, and $4,420 respectively, and are recorded in the accompanying combined and consolidated statements of income as General and Administrative Expenses (see Note 18). Commissions on the contract price of vessels sold, charged by the Manager during the years ended December 31, 2006, 2007 and 2008, amounted to $781, $2,202, and $0 respectively, and are recorded within Gain on sale of assets in the combined and consolidated statements of income (see Note 20). Supervision fees, charged by the Manager during the years ended December 31, 2006, 2007 and 2008, amounted to $0, $0, and $750 respectively, and are included as part of the vessel cost.

Prior to the IPO, the Manager retained in its own name the majority of the cash reserves of the Company on behalf of the Company. Interest received by the Manager was allocated back to the vessel-owning companies and was recorded as Interest income in the combined and consolidated statement of income. As of December 31, 2007, the amounts due from the Manager, presented in the consolidated balance sheet as Due from Manager, represented net cash flows from operating, investing and financing (including surplus of bank loans received for working capital) activities, which were retained by the Manager and were due to the Company. As of December 31, 2008, the amounts due from the Manager, presented in the consolidated balance sheet represent amounts due from the Manager in relation to the operating expenses of the vessels.

Transactions with shareholders: Owners advances prior to June 3, 2008, as well as advances from Vorini Holdings, Inc., represent the receipt of funds to finance vessel acquisitions. The repayments of these advances are made with funds received from bank debt, proceeds of vessel sales or vessel operations. Refer to Note 9 for additional information.

Transactions with other related parties: Two of the Additional Companies sold their respective vessels during the periods presented to unrelated third parties at prevailing market prices, realizing an aggregate profit of $40,968 for all periods presented. The Gain on sale of assets was recorded in the accompanying combined and consolidated statements of income in the period in which the sale was consummated. Following completion of the respective sales, the vessels were chartered for periods ranging from 10 months to 38 months by SafeFixing Corp. (“SafeFixing”), a related party which was wholly-owned by Polys Hajioannou and Nicolaos Hadjioannou that is involved in the business of chartering-in and chartering-out of unrelated third party vessels. SafeFixing was sold to an unaffiliated third party following a decision by the Company on February 20, 2009 to refuse the opportunity to purchase SafeFixing offered by its owners. Both charters entered into by SafeFixing were consistent with the then prevailing charter market rate. Details of the vessel sales transactions are as follows:

Additional Company	Vessel	Date sale agreed	Date sale concluded	Sale price	Gain on sale of asset

Sofikal Shipping Corporation	Old Sophia	March 27, 2006	April 11, 2006	33,900	14,043
Kanastro Shipping Corporation	Kanaris	September 29, 2006	February 2, 2007	47,300	26,925

Total					40,968

The above Gain on sale of assets is included within the Gain on sale of assets presented in the combined and consolidated statements of income in the amounts of $37,015 and, $112,360 for the years ended December 31, 2006, and 2007, respectively. Refer to Note 20 for further information related to the other components of the total Gain on sale of assets balance.

4. Vessels, Net

Vessels, net, are comprised of the following:-

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance, January 1, 2007	218,396	(15,795)	202,601
Transfer from advances for vessel acquisitions	61,704	—	61,704
Depreciation expense	—	(9,488)	(9,488)

Balance, December 31, 2007	280,100	(25,283)	254,817
Transfer from advances for vessel acquisitions	42,643	—	42,648
Depreciation expense	—	(10,510)	(10,510)

Balance, December 31, 2008	322,743	(35,793)	286,955

Transfer from Advances for vessel acquisitions represent advances paid in respect of the acquisition of vessels, which were under construction and delivered to the Company. For the periods presented, the Company has acquired the following vessels:

•	During the year ended December 31, 2007: Pedhoulas Leader and Sophia; and

•	During the year ended December 31, 2008: Eleni.

As of December 31, 2008, all of the Company’s vessels have been provided as collateral to secure the Company’s bank loans as discussed in Note 8.

5. Advances for Vessel Acquisition and Vessels under Construction

Advances for vessel acquisition and vessels under construction are comprised of the following:

Balance, January 1, 2007	50,565
Advances paid	127,797
Vessel sales	(63,386)
Transferred to vessel cost	(61,704)

Balance, December 31, 2007	53,272
Advances paid, including capitalized expenses and interest	89,570
Transferred to vessel cost	(42,648)

Balance, December 31, 2008	100,194

Advances for vessels under construction relate to payment of installments due to the respective shipyards or sellers relating to the following vessels:

•

During the year ended December 31, 2007: Pedhoulas Leader and Sophia and newbuilds owned by Maxdodeka Shipping Corporation, Maxdekatria Shipping Corporation, Maxdeka Shipping Corporation (“Maxdeka”), and Maxenteka Shipping Corporation (“Maxenteka”); and

•

During the year ended December 31, 2008: Eleni and newbuilds owned or contracted for by Eniadefhi, Maxpente Shipping Corporation (“Maxpente”), Eptaprohi Shipping Corporation (“Eptaprohi”) and Shikoku Friendship Shipping Company. The newbuild contract with respect to Eptaprohi has subsequently been cancelled, as discussed in Note 24(d).

Transfers to vessel cost relate to the delivery to the Company from the respective shipyard, of the following vessels:

•	During the year ended December 31, 2007: Pedhoulas Leader and Sophia; and

•	During the year ended December 31, 2008: Eleni.

Vessel sales during the year ended December 31, 2007 represent the sale of two vessels under construction, the Pedhoulas Farmer and the Pedhoulas Fighter. Refer to Note 20 for further details.

6. Other Fixed Assets, Net

Other fixed assets represent minor movable equipment on board the vessels, which are depreciated on a straight-line basis over five years, comprising of a cost of $511 and accumulated depreciation of $364 and $260 as of December 31, 2008 and 2007 respectively. Depreciation charges for the years ended December 31, 2007 and 2008 amounted to $95 and $104, respectively.

7. Deferred Finance Charges, Net

Deferred finance charges are comprised of the following:

Balance, January 1, 2007	314
Additions	286
Write-off due to debt extinguishment	(106)
Amortization expense	(60)

Balance, December 31, 2007	434
Additions	470
Write-off due to debt extinguishment	(38)
Amortization expense	(93)

Balance, December 31, 2008	773

Amortization of deferred finance costs, together with the write-offs, is recorded as Amortization and write-off of deferred finance charges in the accompanying combined and consolidated statements of income.

8. Bank Debt

Bank debt is comprised of the following secured borrowings:

	December 31,

Borrower	2007	2008

Efragel	23,812	41,250
Marindou	13,580	41,250
Kerasies	40,000	38,400
Marathassa	23,578	22,526
Avstes	—	35,100
Marinouki	30,432	32,075
Staloudi	30,428	56,600
Petra	38,445	37,071
Pemer	36,262	37,068
Pelea	41,350	38,750
Soffive	45,000	43,200
Eniaprohi	—	45,000

Total	322,887	468,290

Current portion	16,620	54,807

Long-term portion	306,267	413,483

Efragel Old Loan: In March 2003, Efragel Shipping Corporation (“Efragel”) obtained a bank loan for $16,000 to finance the purchase price of the vessel Efrossini. In November 2004, Efragel obtained a reducing revolving credit facility for up to $30,000 (the “Efragel old credit facility”) and repaid the $16,000 bank loan. The Efragel old credit facility bore interest at the London Interbank Offered Rate (“LIBOR”) plus a margin and was repayable over ten years in 20 semi-annual installments and a balloon payment at maturity. The ability to drawdown on the credit facility was reduced with each semi-annual repayment. Prior to the end of each interest period, the borrower could elect to convert at the beginning of the following interest period the outstanding loan amount or any part thereof to up to two of the following currencies, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF or EUR. This election was exercised. The average interest rate (including the margin) during the years 2007 and 2008 was 3.530% p.a. and 2.830% p.a., respectively. The Efragel old credit facility was repaid on January 17, 2008, through the proceeds of the Efragel loan described further below.

Marindou Old Loan: In May 2003, Marindou Shipping Corporation (“Marindou”) obtained a bank loan for $16,000 to finance the purchase price of the vessel Maria (the “Marindou old loan”). The Marindou old loan bore interest at LIBOR plus a margin and was repayable over ten years in 20 semi-annual installments and a balloon payment at maturity. Prior to the end of each interest period, the borrower could elect to convert at the beginning of the following interest period the outstanding loan amount or any part thereof to up to two of the following currencies, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF or EUR. This election was exercised. The average interest rate (including the margin) during the years 2007 and 2008 was 3.053% p.a. and 3.482% p.a., respectively. The Marindou old loan was repaid on January 17, 2008, through the proceeds of the Marindou loan described further below.

Kerasies Old Loan: In May 2004, Kerasies Shipping Corporation (“Kerasies”) obtained a bank loan for $28,000 to finance the purchase price of the vessel Katerina and obtain working capital (the “Kerasies old loan”). The Kerasies old loan bore interest at LIBOR plus a margin and was repayable over 12 years in 24 semi-annual installments and a balloon payment at maturity. Prior to the end of each interest period, the borrower could elect to convert at the beginning of the following interest period the outstanding loan amount or any part thereof to up to two of the following currencies, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF, EUR, CAD or GBP. This election was exercised. The average interest rate (including the margin) during the year 2007 was 2.339% p.a. The Kerasies old loan was repaid on December 14, 2007 through the proceeds of the Kerasies loan described further below; hence the Kerasies old loan is not included in the chart above.

Marathassa Loan: In February 2005, Marathassa Shipping Corporation (“Marathassa”) obtained a bank loan for $28,000 to finance the purchase price of the vessel Maritsa and obtain working capital (the “Marathassa loan”). The Marathassa loan bears interest at LIBOR plus a margin and is repayable over 12 years in 24 semi-annual installments and a balloon payment at maturity. Subject to certain restrictions and prior to the end of each interest period, the borrower may elect to convert at the beginning of the following interest period the outstanding loan amount or any $1,000 integral multiple thereof to any of the following currencies, with the limitation that in consequence of such conversion, there would be no more than two currencies outstanding, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF, EUR, CAD or GBP. This election has been exercised. The average interest rate (including the margin) during the years 2007 and 2008 was 4.589% p.a. and 3.802% p.a., respectively. As of December 31, 2008, the outstanding balance of the Marathassa loan in the amount of $22,526 ($10,728 and CHF 12,461,600) was payable in 17 semi-annual installments from February 2009 to February 2017, plus a balloon payment payable in February 2017. On February 23, 2009 together with the repayment due on that date, Marathassa converted the outstanding portion of the loan denominated in Swiss francs of CHF 11,991,600 into USD.

Marinouki Loan: In March 2006, Marinouki Shipping Corporation (“Marinouki”) obtained a bank loan for $30,400 to refinance the purchase price of the vessel Marina and obtain working capital (the “Marinouki loan”). The Marinouki loan bears interest at LIBOR plus a margin and is repayable over 12 years in 24 semi-annual installments and a balloon payment. Subject to certain restrictions and prior to the end of each interest period, the borrower may elect to convert at the beginning of the following interest period the outstanding loan amount or any $1,000 integral multiple thereof to any of the following currencies, with the limitation that in consequence of such conversion, there would be no more than two currencies outstanding, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF, EUR, CAD or GBP. This election was exercised. In March 2008, the Company exercised its multi-currency conversion option and converted the remaining JPY loan outstanding to USD. In April, 2008 an amendment was entered into between Marinouki and the bank to increase the loan facility by $4,000, which was the result of exchange loss incurred on conversion of March 2008. The average interest rate (including the margin) during the years 2007 and 2008 was 2.114% p.a. and 3.104% p.a., respectively. As of December 31, 2008, the outstanding balance of the Marinouki loan in the amount of $32,075 was payable in 19 semi-annual installments from March 2009 to March 2018, plus a balloon payment payable in March 2018.

Staloudi Old Loan: In May 2006, Staloudi Shipping Corporation (“Staloudi”) obtained a bank loan for $30,000 to finance the cost of the vessel Stalo (the “Staloudi old loan”). The Staloudi loan bore interest at LIBOR plus a margin and was repayable over ten years in 20 semi-annual installments and a balloon payment at maturity. Prior to the end of each interest period, the borrower could elect to convert at the beginning of the following interest period up to 85% p.a. of the outstanding loan amount to up to two of the following currencies, using either the spot exchange rate applicable on the date of conversion, or the forward exchange rate on the date of conversion notice; USD, JPY, CHF, EUR, CAD or GBP. This election was exercised. The average interest rate (including the margin) during the years 2007 and 2008 was 3.542% p.a. and 5.151% p.a., respectively. The Staloudi old loan was repaid on July 7, 2008 through the proceeds of the Staloudi loan described further below.

Petra Loan: In January 2007, Petra Shipping Corporation (“Petra”) obtained a bank loan for $36,000 to finance the purchase price of the vessel Pedhoulas Trader (the “Petra loan”). The Petra loan bears interest at LIBOR plus a margin and is repayable over 12 years in 24 semi-annual installments and a balloon payment at maturity. Prior to the end of each interest period, the borrower could elect to convert at the beginning of the following interest period the outstanding loan amount or any part thereof to up to three of the following currencies, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF, EUR or GBP. This election was exercised. In January 2008, the Company exercised its multi-currency conversion option and converted the remaining JPY loan outstanding to USD. In May, 2008 an amendment was entered into between Petra and the bank whereby the loan facility was increased by $4,171, which was the result of exchange loss incurred on conversion of the loan in January 2008, and the multi-currency conversion option was cancelled. In November, 2008 an amendment was entered into between Petra and the bank, whereby a cash collateral deposit of USD 2,000 that was maintained with the bank in the name of Petra as security for the Petra loan was released to Petra. The average interest rate (including the margin) during the years ended December 31, 2007 and 2008 was 3.371% p.a. and 3.790% p.a., respectively. As of December 31, 2008, the outstanding balance of the Petra loan in the amount of $37,071 was payable in 21 semi-annual installments from January 2009 to January 2019, plus a balloon payment payable in January 2019.

Pemer Loan: In March 2007, Pemer Shipping Corporation (“Pemer”) obtained a bank loan for $36,000 to finance the purchase price of the vessel Pedhoulas Merchant (the “Pemer loan”). The Pemer loan bears interest at LIBOR plus a margin and is repayable over 12 years in 24 semi-annual installments and a balloon payment at maturity. Prior to the end of each interest period, the borrower may elect to convert at the beginning of the following interest period the outstanding loan amount or any part thereof to up to three of the following currencies, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF, EUR or GBP. This election was exercised. In March 2008, the Company exercised its multi-currency conversion option and converted the remaining JPY loan outstanding to USD. In May, 2008 an amendment was entered into between Pemer and the bank whereby the loan facility was increased by $4,168, which was the result of exchange loss incurred on conversion of the loan in March 2008, and the multi-currency conversion option was cancelled. In November, 2008 an amendment was entered into between Pelea and the bank, whereby a cash collateral deposit of USD 2,000 that was maintained with the bank in the name of Pelea as security for the Pelea loan was released to Pelea. The average interest rate (including the margin) during the year ended December 31, 2007 and 2008 was 1.500% p.a. and 3.279% p.a., respectively. As of December 31, 2008, the outstanding balance of the Pemer loan in the amount of $37,068 was payable in 21 semi-annual installments from March 2009 to March 2019, plus a balloon payment payable in March 2019.

Pelea Loan: In June 2007, Pelea Shipping Corporation (“Pelea”) obtained a reducing revolving credit facility in the amount of $42,000 to finance the purchase price of the vessel Pedhoulas Leader (the “Pelea credit facility”). The Pelea credit facility bears interest at LIBOR plus a margin and is repayable over 12 years in 24 semi-annual payments and a balloon at maturity. The ability to drawdown on the credit facility is reduced with each semi-annual repayment. Subject to certain restrictions and prior to the drawdown date or at any time during the life of the facility, the borrower may elect to convert the outstanding loan amount or any part thereof to any of the following currencies, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF or EUR. In December, 2008 Pelea effected a prepayment of USD 1,300 against the outstandings of the Pelea credit facility. The average interest rate (including the margin) during the years ended December 31, 2007 and 2008 was 6.008% p.a. and 4.555% p.a., respectively. As of December 31, 2008, the outstanding balance of the Pelea credit facility amounted to $38,750. The outstanding balance as of December 31, 2008 was payable in 21 semi-annual installments from June 2009 to June 2019, plus a balloon payment payable in June 2019.

Soffive Loan: In November 2007, Soffive Shipping Corporation (“Soffive”) obtained a bank loan for $45,000 to finance the purchase price of the vessel Sophia (the “Soffive loan”) and repay owners advances of certain Subsidiaries. The Soffive loan bears interest at LIBOR plus a margin and is repayable over 12 years in 24 semi-annual installments and a balloon at maturity. Subject to certain restrictions and prior to the end of each interest period, the borrower may elect to convert at the beginning of the following interest period the outstanding loan amount or any $1,000 integral multiple thereof to any of the following currencies, with the limitation that in consequence of such conversion, there would be no more than two currencies outstanding, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF, EUR, CAD or GBP. The average interest rate (including the margin) during the years ended December 31, 2007 and 2008 was 5.445% p.a. and 4.303% p.a., respectively. As of December 31, 2008, the outstanding balance of the Soffive loan was $43,200 payable in 22 semi-annual installments from May 2009 to November 2019, plus a balloon payment payable in November 2019.

Kerasies Loan: In December 2007, Kerasies obtained a bank loan for up to $40,000 (the “Kerasies loan”), which was used to repay the Kerasies old loan, as well as to repay owners advances of certain Subsidiaries. The Kerasies loan bears interest at LIBOR plus a margin and is repayable over 12 years in 24 semi-annual installments and a balloon payment at maturity. Subject to certain restrictions and prior to the end of each interest period, the borrower may elect to convert at the beginning of the following interest period the outstanding loan amount or any $1,000 integral multiple thereof to any of the following currencies, with the limitation that in consequence of such conversion, there would be no more than two currencies outstanding, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF, EUR, CAD or GBP. The average interest rate (including the margin) during the years ended December 31, 2007 and 2008 was 5.575% p.a. and 4.075% p.a., respectively. As of December 31, 2008, the outstanding balance of the Kerasies loan amounted to $38,400 which was payable in 22 semi-annual installments from June 2009 to December 2019, plus a balloon payment payable in December 2019.

Efragel Loan: In January 2008, Efragel obtained a reducing revolving credit facility in the amount of $42,000, which was drawn to repay the Efragel old loan, repay owners advances of certain Subsidiaries and fund dividends to the owners (the “Efragel credit facility”). The Efragel credit facility bears interest at LIBOR plus a margin and is repayable over 10 years in 20 semi-annual payments and a balloon at maturity. The ability to drawdown on the credit facility is reduced with each semi-annual repayment. Subject to certain restrictions and prior to the drawdown date or at any time during the life of the facility, the borrower may elect to convert the outstanding loan amount or any part thereof to any of the following currencies, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF or EUR. The average interest rate (including the margin) during the year ended December 31, 2008 was 4.159% p.a. As of December 31, 2008, the outstanding balance of the Efragel credit facility amounted to $41,250 and was payable in 19 semi-annual installments from January 2009 to January 2018, plus a balloon payment payable in January 2018.

Marindou Loan: In January 2008, Marindou obtained a reducing revolving credit facility in the amount of $42,000, which was drawn to repay the Marindou old loan, repay owners advances of certain Subsidiaries and fund dividends to the owners (the “Marindou credit facility”). The Marindou credit facility bears interest at LIBOR plus a margin and is repayable over 10 years in 20 semi-annual payments and a balloon at maturity. The ability to drawdown on the credit facility is reduced with each semi-annual repayment. Subject to certain restrictions and prior to the drawdown date or at any time during the life of the facility, the borrower may elect to convert the outstanding loan amount or any part thereof to any of the following currencies, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF or EUR. The average interest rate (including the margin) during the year ended December 31, 2008 was 4.346% p.a. As of December 31, 2008, the outstanding balance of the Marindou credit facility amounted to $41,250 and was repayable in 19 semi-annual installments from January 2009 to January 2018, plus a balloon payment payable in January 2018.

Avstes Loan: In April 2008, Avstes obtained a reducing revolving credit facility in the amount of $36,000, which was drawn to repay owners advances of certain Subsidiaries and fund dividends to the owners (the “Avstes credit facility”). The Avstes credit facility bears interest at LIBOR plus a margin and is repayable over 10 years in 20 semi-annual payments and a balloon at maturity. The ability to drawdown on the credit facility is reduced with each semi-annual repayment. Subject to certain restrictions and prior to the drawdown date or at any time during the life of the facility, the borrower may elect to convert the outstanding loan amount or any part thereof to any of the following currencies, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF or EUR. The average interest rate (including the margin) during the year ended December 31, 2008 was 4.154% p.a. As of

December 31, 2008, the outstanding balance of the Avstes credit facility amounted to $35,100 and is repayable in 19 semi-annual installments from April 2009 to April 2018, plus a balloon payment payable in April 2018.

Staloudi Loan: In July 2008, Staloudi obtained a bank loan for up to $56,600 (the “Staloudi loan”), which was drawn to repay the Staloudi Old Loan, and to increase the Company’s cash reserves. The Staloudi loan bears interest at LIBOR plus a margin and is repayable over 15 years in 30 semi-annual installments and a balloon payment at maturity. The bank has the right to cancel the loan in July 2018 and demand the repayment of the outstanding amount at the time. The average interest rate (including the margin) during the year ended December 31, 2008 was 3.558% p.a. As of December 31, 2008, the outstanding balance of the Staloudi loan amounted to $56,600 and is payable in 30 semi-annual installments from January 2009 to July 2023, plus a balloon payment payable in July 2023.

Eniaprohi Loan: In November 2008, Eniaprohi obtained a reducing revolving credit facility in the amount of $45,000, which was drawn to finance the purchase price of the vessel “Eleni” and increase the Company’s cash reserves (the “Eniaprohi credit facility”). The Eniaprohi credit facility bears interest at LIBOR plus a margin and is repayable over 10 years in 19 semi-annual payments commencing in May 2009 and a balloon payment at maturity in November 2018. The ability to drawdown on the credit facility is reduced with each semi-annual repayment. Subject to certain restrictions and prior to the drawdown date or at any time during the life of the facility, the borrower may elect to convert the outstanding loan amount or any part thereof to any of the following currencies, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF or EUR. The average interest rate (including the margin) during the year ended December 31, 2008 was 3.445% p.a.

No further amount was available for drawing as of December 31, 2008 in any of the above loans and reducing revolving credit facilities.

In all the above loans or credit facilities with a currency conversion option, no consideration has been or will be paid by any of the borrowers to the respective lenders in connection with the conversion option since the parties did not ascribe value to the conversion option as the conversion options are always based on the market or spot rates at the time they are exercised. The exercise of the conversion option in any of the above loans or credit facilities results in a change in both the currency denomination of the loan and the basis of the interest rate (that is, a USD-denominated loan bears interest based on USD LIBOR and, upon conversion into a JPY-denominated loan, will bear interest based on JPY LIBOR). All other terms of the loans or credit facilities, including the margin (the interest rate spread over LIBOR) and the repayment terms, will remain the same upon exercise of the currency conversion option.

The Company considered the guidance in paragraph 12 of SFAS 133, and concluded that the conversion options are embedded derivatives that would require bifurcation and separate accounting because of the following:

(i)

The economic characteristics and risks of an instrument in which the underlying is both a foreign currency and interest rate are not clearly and closely related to the economic characteristics and risks of a debt host;

(ii)

The borrowing arrangement that embodies both the conversion option and the debt host is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur; and

(iii)	A separate instrument with the same terms as the conversion option would be a derivative instrument subject to the requirements of SFAS 133.

However, the Company believes that the conversion option under the borrowing arrangements have no fair value due to the fact that the conversion into a different currency, and, accordingly, into a corresponding LIBOR interest rate, will always be at the prevailing foreign currency exchange rate (spot rate) and prevailing interest rate at the time of the conversion. Furthermore, both the Company and the bank did not ascribe value to the currency conversion options as no consideration was sought by the bank and no value was paid by the Company, as noted above.

As such, all loans outstanding at the end of each period denominated in other currencies have been translated into USD using the spot rate applicable at each period end. Any resulting translation gain or loss is recorded as Foreign currency gain/(loss) on the combined and consolidated statements of income.

The foregoing loans and credit facilities are secured as follows:

•	First priority mortgages over the vessels owned by the respective borrowers;

•	First priority assignment of all insurances and earnings of the mortgaged vessels;

•	Cross corporate guarantees issued by each of Efragel, Pelea, Avstes, Marindou and Eniaprohi as security for the credit facility of each guarantor; and

•	Corporate guarantee from Safe Bulkers.

The loan and credit facility agreements contain debt covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the respective lender’s prior consent, minimum vessel insurance cover ratio requirements, as well as minimum fair vessel value ratio to outstanding loan principal requirements; the fair vessel value being determined according to the provisions of the individual loan or credit facility agreements with the relevant bank (the “Minimum Value Covenant”). The borrowers are permitted to pay dividends to their owners as long as no event of default under the respective loan has occurred or has not been remedied. Under certain loans, in the event that the outstanding amounts in currencies other than the U.S. dollar exceed at any time 100% or 110% (as the case may be) of the U.S. dollar equivalent amount that is specified in the relevant loan agreement for the applicable period, the lending bank has the option to require the borrower to either make a loan prepayment or provide cash collateral security in an amount necessary for the outstanding to comply with the above calculation. In five of the loan and credit facility agreements, the respective borrower must maintain at all times a minimum balance of $150 in the vessel operating account. In one of the loan and credit facility agreements the borrower must maintain a cash collateral deposit of $2,000 with the lender. In addition, the corporate guarantees of Safe Bulkers include the following financial covenants:

•

its total consolidated liabilities divided by its total consolidated assets must not at any time exceed 70% (“Consolidated Leverage Covenant”). The total consolidated assets are based on the fair market value of its vessels and the book values of all other assets, on an adjusted basis as set out in the relevant guarantee;

•	the ratio of its aggregate debt to EBITDA must not at any time exceed 5.5:1 on a trailing 12 months’ basis (“EBITDA Covenant”);

•

its net consolidated worth (total consolidated assets less total consolidated liabilities) (“Consolidated Net Worth Covenant”) must not at any time be less than $175,000 or $200,000 as the case may be with the relevant bank;

•	payment of dividends is subject to no event of default having occurred;

•	maintenance of minimum free liquidity of $500 is required on deposit with a relevant lender on a per vessel basis for four vessels;

•	a minimum of 51% of its shares shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities.

As of December 31, 2008, the Company was in compliance with all debt covenants with respect to the Pemer, Petra and Staloudi loans and related corporate guarantees.

Pursuant to letter agreements that the Company entered into on February 18, 2009, relating to the Marathassa, Marinouki, Kerasies and Soffive loans, the relevant lender confirmed that the Company was in compliance with the Minimum Value Covenant as of December 31, 2008, on the basis of the lender’s amended Minimum Value Covenant proposal set forth in those letter agreements. The Company accepted this Minimum Value Covenant proposal by entering into supplemental agreements with the lender dated April 6, 2009 relating to those facilities, which superseded the prior letter agreements. Pursuant to the supplemental agreements, the following terms of the loan agreements were amended (i) the calculation for market value of the respective security vessel was amended to include the fair market value of any attached charter contracts, and (ii) the margin was amended. The supplemental agreements further provide for a reduction of the margin by 10 basis points to that part of the loan balance that is equal to the amount of cash maintained in an account pledged in favor of the lender, provided that: (i) such pledged amount is on deposit for the entire duration of the applicable interest period, and in any case for not less than three months, and (ii) there is no change in the capital adequacy treatment applying to the borrower’s account pledge that is detrimental to the lender. The lender has subsequently confirmed to the Company by letters dated April 29, 2009 that as of April 6, 2009 there is no breach of covenant or warranty that exists or is continuing in relation to the relevant facilities. Although not asserted by the lender, the Company believes that it was in breach of the Minimum Value Covenant under the original terms of these facilities, and consequently of the Consolidated Leverage Covenant and the Consolidated Net Worth Covenant of the respective corporate guarantees, prior to signing the letter agreements with the lender, but such breach was cured by entry into the letter agreements and supplemental agreements, as confirmed by the letters dated April 29, 2009.

Pursuant to a letter agreement, dated February 6, 2009, relating to the Efragel, Avstes, Pelea, Marindou and Eniaprohi credit facilities, our lender asserted breaches of the Consolidated Leverage Covenant, Consolidated Net Worth Covenant and Minimum Value Covenant and waived compliance with these provisions until March 31, 2009. On March 31, 2009, supplemental agreements in respect of these credit facilities and the Eniadefhi credit facility (see Note 11 (a)) were signed with the respective lender. Under the terms of these supplemental agreements, with effect from December 31, 2008, the lender waived any events of default that may have occurred between December 31, 2008 and March 30, 2009, with respect to any breach by the Company of the Minimum Value Covenant, the Consolidated Leverage Covenant, the Consolidated Net Worth Covenant and the Debt to EBITDA Ratio Covenant of these facilities, including those set forth in the corporate guarantees of Safe Bulkers. In connection with such waiver, and pursuant to the supplemental agreements, the Company has undertaken to prepay an amount sufficient to restore compliance with the Minimum Value Covenant at the next interest payment date of each respective credit facility (“roll over date”). The prepayments for each credit facility will be applied in order of maturity for the three principal payments following the next rollover date and applied pro-rata thereafter. The Company has included in the table below the estimated prepayments based on the valuations of the respective security vessels as of December 31, 2008 and the application of those prepayments to the outstanding installments on the basis of those valuations. The actual prepayment amounts may differ from these estimates, as in accordance with the supplemental agreements prior to the forthcoming interest payment of each credit facility, the Company is required to obtain new valuations on the basis of which the prepayment amounts will be calculated. In addition, in the event that during the twelve month period ending March 31, 2010, any charterparty agreement of the group is cancelled, any of its terms are waived or the charter rates decrease, the Company must demonstrate to the lender that it has the necessary cash resources to meet its newbuild commitments (assuming no more than $15,000 of bank financing in respect of any newbuild that does not have committed financing), while maintaining a minimum cash balance of $25,000, in order to continue paying dividends. The margins of these facilities were not amended.

The estimated minimum annual principal payments required to be made after December 31, 2008, based on the loan agreements and supplemental agreements are as follows:

To December 31,

2009	54,807
2010	14,679
2011	22,635
2012	24,239
2013	24,773
2014 and thereafter	327,157

Total	468,290

Total interest incurred on long-term debt for the years ended December 31, 2006, 2007 and 2008 amounted to $6,140, $8,225 and $16,696, respectively which includes interest capitalized of $304 for the year ended December 31, 2008. No interest was capitalized for the other periods presented. The average interest rate (including the margin) for all loan facilities during the years 2006, 2007 and 2008 was 3.269% p.a., 3.353% p.a. and 4.030% p.a., respectively.

9. Advances from Shareholders

Advances from shareholders represent cash advanced by the shareholders of the Company to finance vessel acquisitions. The shareholders’ advances were non-interest bearing, unsecured and had no fixed terms of repayment.

Advances from shareholders for the periods presented are as follows:

Balance, January 1, 2007	135,444
Advances received	83,997
Repayment of advances	(209,355)

Balance, December 31, 2007	10,086
Advances received	11,489
Repayment of advances	(21,575)

Balance, December 31, 2008	—

Repayment of advances was funded from bank debt or from surpluses from operation.

The average balance of the Advances from shareholders during the years ended December 31, 2007 and 2008 was $101,906 and $5,983, respectively.

10. Share Capital

The Company was incorporated on December 11, 2007 with authorized share capital of 500 shares of common stock with par value of $0.001 per share. On May 9, 2008, the Company’s Articles of Incorporation were amended. Under the amended Articles of Incorporation, the Company’s authorized capital stock consists of 200,000,000 shares of common stock with a par value of $0.001, of which 54,500,000 shares were issued prior to the listing of the Company’s common stock on the NYSE, which was completed on June 3, 2008. In connection with the IPO process, Vorini Holdings, Inc. sold 10,000,000 shares of common stock of the Company of par value of $0.001 per share at a price of $19 per share. No proceeds were paid to the Company.

According to an arrangement approved by the Company’s corporate governance, nominating and compensation committee, the audit committee chairman, Mr. Frank Sica, receives the equivalent of $15 every quarter, payable in arrears in the form of newly issued common stock of the Company as compensation for services rendered as audit committee chairman. The number of shares to be issued is determined based on the closing price of the Company’s common stock on the last trading day prior to the end of each quarter that services were provided and are issued as soon as practicable following the end of the quarter.

On October 10, 2008, the Company issued 1,334 shares of common stock to Mr. Frank Sica.

On January 9, 2009, the Company issued a further 2,655 shares of common stock to Mr. Frank Sica.

On April 6, 2009, the Company issued a further 4,918 shares of common stock to Mr. Frank Sica.

11. Commitments and Contingencies

(a)	Credit facilities:

In September 2008, Eniadefhi signed the documentation for a multi-currency reducing revolving credit facility for up to $45,000 (the “Eniadefhi credit facility”). The Eniadefhi credit facility was made available upon delivery from the shipyard of Martine on February 12, 2009, when an aggregate amount of $40,000 was drawn and was used to fund the acquisition of Martine and to increase the cash reserves of the Company, as discussed in Note 24(b). The Eniadefhi credit facility is repayable over ten years in 17 semi-annual consecutive installments commencing in February 2011, the first of $625 and the remaining 16 each of $1,125, and a balloon payment of $22,500 payable with the final installment in February 2019. The ability to drawdown on the Eniadefhi credit facility will reduce with each semi-annual repayment. Subject to certain restrictions and prior to the drawdown date or at anytime during the life of the facility, the borrower may elect to convert the then outstanding loan amount or any part thereof to up to two of the following currencies, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF or EUR. The Eniadefhi credit facility is secured by a first priority mortgage over the Martine and other usual maritime securities, a corporate guarantee of Safe Bulkers, which includes financial covenants described in Note 8, as well as by corporate guarantees from Efragel, Avstes, Marindou, Pelea and Eniaprohi. A commitment fee of 0.2% per annum of any undrawn facility amount is payable quarterly.

(b)	Commitments under Shipbuilding Contracts and Memoranda of Agreement (“MOAs”)

As of December 31, 2008, the Company had commitments under three shipbuilding contracts and five MOAs for the acquisition of eight newbuilds. The Company expects to settle the commitments under these as follows:

Year Ending December 31	Due to Shipyards / Sellers	Due to Manager	Total

2009	193,400	2,235	195,635
2010	231,886	5,194	237,080

Total	425,286	7,429	432,715

(c)	Other contingent liabilities

The Subsidiaries have not been involved in any legal proceedings that may have, or have had a significant effect on their business, financial position, results of operations or liquidity, nor is the Company aware of any proceedings that are pending or threatened which may have a significant effect on its business, financial position, results of operations or liquidity. From time to time various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance providers and other claims with suppliers relating to the operation of the Company’s vessels. Management is not aware of any material claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying combined and consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying combined and consolidated financial statements. A maximum of $1,000,000 of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by P&I Club insurance.

12. Revenues

Revenues are comprised of the following:

	December 31,

	2006	2007	2008

Time charter revenue	93,434	165,657	202,588
Voyage charter revenue	1,243	—	—
Ballast bonus	50	535	2,765
Other income	4,313	5,865	3,058

Total	99,040	172,057	208,411

13. Vessel Operating Expenses

Vessel operating expenses are comprised of the following:

	December 31,

	2006	2007	2008

Crew wages and related costs	6,597	6,784	8,215
Insurance	1,307	1,388	2,138
Repairs, maintenance and drydocking costs	534	324	2,211
Spares, stores and provisions	1,745	1,673	2,372
Lubricants	1,538	1,457	1,916
Taxes	461	247	116
Miscellaneous	886	556	647

Total	13,068	12,429	17,615

14. Derivatives

(a)	Interest Rate Derivatives

          The Company has entered into the following interest rate swap transactions with certain banks in respect to loans and credit facilities in order to manage interest costs and the risk associated with changing interest rates with respect to these loans and credit facilities.

				Notional amount

Loan or Credit Facility	Inception	Expiry	Swap Rate	December 31, 2007	December 31, 2008

Kerasies	December 14, 2007	December 14, 2010	4.0925%	40,000	38,400
Marindou	January 14, 2008	January 14, 2013	3.950%	—	41,250
Efragel	January 17, 2008	January 17, 2013	3.650%	—	41,250
Petra	February 19, 2008	January 18, 2013	2.885%	—	37,071
Pemer	March 7, 2008	March 7, 2013	2.745%	—	37,068
Marinouki	March 19, 2008	March 5, 2013	2.730%	—	32,075
Avstes	April 25, 2008	April 18, 2013	3.890%	—	35,100
Pelea	December 15, 2008	December 15, 2011	3.700%	—	40,050
Soffive	November 20, 2008	November 20, 2011	3.550%	—	43,200
Eniaprohi	November 13, 2008	November 14, 2011	3.150%	—	45,000
Staloudi	January 7, 2009	January 7, 2012	3.385%	—	54,780

Total				40,000	445,244

The notional amounts of the above transactions are reduced during the term of the swap transactions based on the expected principal outstanding under the respective facility. In the Petra, Pemer and Marinouki transactions, the respective bank has the right to cancel each swap on January 18, 2011, March 7, 2011 and March 5, 2011, respectively and on six-month intervals thereafter.

Under all of the swap transactions described above except for Kerasies, the bank effects semi-annual floating-rate payments to the Company for the relevant amount based on the six month USD LIBOR and the Company effects semi-annual payments to the bank on the relevant amount at the respective fixed rates. For Kerasies, the bank effects quarterly floating-rate payments to the Company for the relevant amount based on the six month USD LIBOR and the Company effects quarterly payments to the bank on the relevant amount at the respective fixed rates.

The above interest rate swap agreements did not meet hedge accounting criteria under SFAS 133 and as such are accounted for as trading derivatives. Under SFAS 133, the fair market value of these derivatives are marked to market at the end of every period and the resulting gain or loss during the period is recorded as Loss on derivatives in the combined and consolidated statements of income. As at December 31, 2007, and 2008, the fair values of these derivatives were a liability of $242 and $21,578 respectively and were recorded as Derivative liabilities on the consolidated balance sheet.

(b)	Foreign Exchange Derivatives

The Company enters into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to acquisition of vessels and on certain loan obligations or for trading purposes. Foreign exchange forward contracts are agreements entered into with a bank to exchange at a specified future date, currencies of different countries at a specific rate. These foreign exchange forward contracts did not meet hedge accounting criteria under SFAS 133.

The following table presents the contract or notional amounts and the fair value amounts as at December 31, 2007 and 2008 of the Company’s foreign exchange forward contracts, which were all held for trading purposes and were settled in February 2009. The derivative contracts are executed in the over-the-counter market.

	December 31,

	2007	2008

Foreign exchange forward contracts
Notional amount	—	65,978
Foreign currency and amount	—	JPY 5.0 billion and CHF 12.7 million
Derivative assets	—	1,377
Derivative liabilities	—	138

15. Accrued Liabilities

Accrued liabilities are comprised of the following:

	December 31,

	2007	2008

Interest on long-term debt	2,023	4,299
Early redelivery cost payable	6,699	—
Vessels’ operating and voyage expenses	675	695
Commissions	75	230
Interest rate derivatives & other finance expenses	—	303
General and administrative expenses	1,803	503

Total	11,275	6,030

16. Early Redelivery Cost

From time to time, the Company incurs costs in connection with early redelivery of vessels from charterers, where the contracted daily fixed charter rates are substantially lower than the daily charter rates the vessels could potentially earn in the current market. Early redelivery costs for the periods presented represent costs incurred in connection with early termination of charters for which no replacement charter contract for the relevant vessel has been secured at the time of concluding the charter termination agreement:

		December 31,

Company	Date of Termination Agreement	2006	2007	2008

Staloudi	March 9, 2007	—	14,382	—
Marinouki	October 17, 2007	—	5,467	(215)
Kerasies	September 20, 2007	—	1,089	—
Petra	March 7, 2008	—	—	780
Various	Various	150	500	—

Total		150	21,438	565

Details of the first four transactions in the above table are as follows:

(a) On March 9, 2007, Staloudi, agreed with the charterers of the Stalo to terminate the $13.5 daily fixed rate time charter which had commenced on January 18, 2006 and was not contractually due to expire until May 2011. The termination agreement with the charterer provided for the following compensation: (a) cash payment to the charterer of an amount of $3,375 upon termination of the time charter and redelivery of the vessel and (b) chartering by the charterers of the Marina, Sophia and Pedhoulas Leader under time charters at below market rates for periods of 14.5 months from March 26, 2007, 14.5 months from June 28, 2007 and 7.3 months from March 1, 2007, respectively. The impact of chartering these three vessels at below market rates for the agreed periods was determined to be $11,007 and was recorded as Time charter discount within the consolidated balance sheet. Time charter discount represents the difference between the contracted charter rate contracted for each of the three vessels (all below market) and the prevailing market charter rate at the time the early termination agreement with the charterer of the vessel, the Stalo, was entered into. When establishing prevailing market rates, the Company utilizes the industry standard published daily charter rate (before commissions) for a Panamax class vessel, as its size is the closest comparison available to the Company’s vessels. The published daily charter rate is then adjusted upwards to reflect the higher cargo capacity of the Company’s vessels, and may be adjusted, if necessary, to reflect a later inception date, or changes in the market. For purposes of calculating the Time charter discount, the difference between the prevailing market daily charter rate and the contracted daily charter rate was applied to the total charter days outstanding for each of the three vessels, the Marina, Sophia and Pedhoulas Leader, to arrive at a Time charter discount in the amount of $11,007.

The calculations described above were applied to determine the prevailing market rate for both the Marina and the Sophia, as neither vessel was subject to a recent charter agreement whereby a prevailing market rate would have been established. However, the Pedhoulas Leader was previously subject to a charter partner agreement with the charterer on February 13, 2007. On March 1, 2007, the Pedhoulas Leader, a newbuild, was delivered from a shipyard and commenced the time charter with the charterer. On March 9, 2007, in connection with the early termination of the charter for the vessel Stalo, an addendum to the existing charter party was entered into reducing the daily charter rate and extending the charter period. Accordingly, the rate established on February 13, 2007 was utilized as the prevailing market rate and a new calculation of prevailing market charter rate was not required.

The aggregate early redelivery cost amounted to $14,382, which was comprised of the $3,375 cash payment and the $11,007 impact of chartering the three vessels at below market rates, with a corresponding recognition of Time charter discount of $11,007. The Time charter discount is recorded as a long-term liability in the consolidated balance sheet, and is being amortized on a straight-line basis to Revenue over the duration of the respective below market time charters. As at December 31, 2007, accumulated amortization amounted to $8,241 resulting in a remaining Time charter discount of $2,766, which amount was amortized in 2008.

(b) On October 17, 2007, Marinouki, agreed with the charterers of the Marina to terminate the $25.0 daily fixed rate time charter which had commenced on March 26, 2007, as part of the transaction described in item (a) above, and was not contractually due to expire until June 3, 2008. As compensation for early redelivery, Marinouki agreed to pay the charterers an amount equal to $57.75 per day from the date of redelivery through May 22, 2008. Such earlier redelivery was expected to occur in the first quarter of 2008, and the expected compensation amount to be paid to the charterers is $6,699. This amount was reduced by $1,232 which was the expected remaining unamortized portion of the deferred Time charter discount of the Marina under the transaction discussed in item (a) above from the expected date of delivery until June 3, 2008; hence the Early redelivery cost recorded in the year ended December 31, 2007 amounted to $5,467. The Marina was actually redelivered on January 30, 2008, and as a result the Early redelivery cost was reduced by $215 in 2008.

(c) On September 20, 2007, Kerasies agreed with the charterers of the Katerina to terminate the $23.125 daily fixed rate time charter which had commenced on August 9, 2006, and was not contractually due to expire until November 9, 2007. As compensation for early redelivery, Kerasies agreed to pay the charterers an amount of $1,089.

(d) On March 7, 2008, Petra agreed with the charterers of the Pedhoulas Trader to terminate the $54 daily fixed rate time charter which had commenced on February 9, 2008, and was due to expire by July 24, 2008. As compensation for early redelivery, Petra agreed to pay the charterers an amount of $780.

17. Lease Arrangements—Charters-out:

The future minimum time charter revenue, net of commissions, based on vessels committed to non-cancelable time charter contracts (including fixture recaps) with an initial or remaining charter period in excess of one year as of December 31, 2008 are as follows:

December 31,

2009	153,387
2010	131,629
2011	88,556
2012	75,437
2013	60,938
Thereafter	47,812

Total	557,759

Future minimum time charter revenue excludes the future acquisitions of the vessels discussed in Note 11, since estimated delivery dates are not confirmed. Revenues from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated off-hire time of 12 days to perform any scheduled drydocking on each vessel has been deducted and it has been assumed that no additional off-hire time is incurred, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

18. General and Administrative Expenses

General and administrative expenses for the years ended December 31, 2006, 2007 and 2008 were as follows:

	December 31,

	2006	2007	2008

Management fees- related party	1,006	1,177	4,420
Legal fees and expenses	—	1,199	1,784
Accountants fees & expenses	—	1,201	872
Directors fees	—	—	90
Listing fees and expenses	—	21	419
Investor relation expenses	—	—	89
Miscellaneous	—	56	371

Total	1,006	3,654	8,045

19. Unearned Revenue / Accrued Revenue:

Unearned Revenue represents cash received in advance of it being earned, whereas Accrued Revenue represents revenue earned prior to cash being received. Revenue is recognized as earned on a straight line basis at their average rates where charter agreements provide for varying annual charter rates over their term. Total Unearned revenue/ Accrued revenue during the periods presented is as follows:

	December 31,

	2007	2008

Unearned Revenue
Revenue received in advance of service provided – Current liability	4,127	6,378
Deferred revenue resulting from varying charter rates
Current liability	—	2,073
Non-current liability	—	11,765

Total Unearned Revenue	4,127	20,216

Accrued Revenue
Resulting from varying charter rates –Current asset	—	3,938

20. Gain On Sale Of Assets

The Company concluded the following sales of vessels in order to take advantage of the increase in vessel prices at that time:

During the year ended December 31, 2006

–

The sale of the Old Sophia and the Pelopidas to unrelated third parties. MOAs with respect to each of their sales were entered into on March 27, 2006 and August 17, 2006, respectively, and the vessels were delivered to the respective buyers on April 11, 2006 and November 30, 2006 respectively. The vessels were sold for gross proceeds of $33,900 and $44,150, respectively. These sales realized a net gain of $14,043 and $22,972, respectively, after taking into account commissions and other directly related expenses amounting to $346 and $1,328, respectively, and the net book value of other assets on board the vessels of $52.

During the year ended December 31, 2007

–

The sale of two vessels under construction, the Pedhoulas Farmer and the Pedhoulas Fighter, to unrelated third parties for gross consideration of $59,000 per vessel. MOAs with respect to each of their sales were both entered into on October 10, 2006. The completed vessels were delivered to their respective buyers on January 9, 2007 and January 26, 2007, respectively. The resulting gain from the sale of the above vessels was $22,467 and $29,788, respectively, after taking into account commissions and other directly related expenses amounting to $1,195 and $1,164 respectively.

–

The sale of the vessels Kanaris and Old Eleni to unrelated third parties for gross consideration of $47,300 and $54,900, respectively. MOAs with respect to each of their sales were entered in on September 25, 2006 and November 17, 2006, respectively. These sales realized a net gain of $26,925 and $33,180, respectively, after taking into account commissions and other directly related expenses amounting to $775 for each vessel and the net book value of the other assets on board the vessels of $41. The vessels were delivered to the buyers on February 20, 2007 and March 26, 2007, respectively. The Kanaris and Old Eleni were classified as Assets held for sale as of December 31, 2006 in the amount of $40,504.

21. Fair Value of Financial Instruments

The carrying values of trade accounts receivable cash and cash equivalents, time deposits, restricted cash and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair value of the floating rate debt (loan and credit facilities) approximates the carrying value, due to their variable interest rates.

The fair value of the interest rate and currency swaps is the estimated amount the Company would pay or receive to terminate the swap agreements at the reporting date, taking into account current LIBOR swap interest rates and the creditworthiness of the swap counterparty. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy as defined in SFAS No. 157 “Fair Value Measurements”. The following table summarizes the valuation of our financial instruments as of December 31, 2008.

	Significant Other Observable Inputs (Level 2)
		Total

Derivative instruments – asset position	1,377	1,377
Derivative instruments – liability position	21,716	21,716

As of December 31, 2008, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company’s consolidated balance sheet. The Company’s interest rate derivative instruments, are pay-fixed, receive-variable interest rate swaps based on the USD LIBOR swap rate. This rate is observable at commonly quoted intervals for the full term of the swaps and therefore is considered a Level 2 item. In addition, the Company’s outstanding derivative instruments as of December 31, 2008 include forward currency contracts for JPY and CHF, which are observable at commonly quoted intervals for the full term of the swaps and therefore are considered a Level 2 item. SFAS No. 157 states that the fair value measurement of a liability must reflect the nonperformance risk of the entity. Therefore, the impact of the Company’s creditworthiness has also been factored into the fair value measurement of the derivative instruments in a liability position.

22. Dividends

On March 28, 2008, the Company declared an aggregate dividend of $147,770 to all shareholders of record as of March 31, 2008.

On May 27, 2008, the Board of Directors declared an aggregate dividend of $27,620 to all shareholders of record as of May 28, 2008.

On August 11, 2008, the Board of Directors declared a dividend of $0.1461 per common share, which resulted in an aggregate dividend of $7,962 to all shareholders of record as of August 22, 2008.

On October 31, 2008, the Board of Directors declared a dividend of $0.475 per common share, which resulted in an aggregate dividend of $25,888 to all shareholders of record as of November 21, 2008.

23. Earnings per Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year gives retroactive effect to the shares issued to Vorini Holdings, Inc. in connection with the initial public offering and includes the shares issuable to Mr. Frank Sica at the end of the year for services rendered. Diluted earnings per share is the same as basic earnings per share. There are no other potentially dilutive shares.

24. Subsequent Events

(a) Dividend Declaration:

On February 9, 2009, the Board of Directors declared a dividend of $0.15 per common share totaling $8,176 to all shareholders of record as of February 20, 2009.

On May 6, 2009, the Board of Directors declared a dividend of $0.15 per common share totaling $8,176 to all shareholders of record as of May 22, 2009, payable on or about May 29, 2009.

(b) Vessel delivery and credit facility drawing:

On February 12, 2009, Eniadefhi took delivery from the shipyard of its newbuild, a Post-Panamax class vessel, named Martine, and made drawings totaling $40,000 from the Eniadefhi credit facility, discussed in Note 11(a).

(c) Vessel early redelivery:

On February 26, 2009, Efragel agreed with the charterers of the Efrossini to terminate the time charter agreement which had commenced on February 23, 2008, and was not contractually due to expire until January 8, 2011, which would have generated approximately $35,703 in future time charter hire, net of commissions. As compensation for early redelivery, Efragel received from the charterers an amount of $25,480, net of commissions. The vessel was redelivered to the Company on March 15, 2009 and since then has been employed in the spot market.

On April 30, 2009, Pelea agreed with the charterers of the Pedhoulas Leader to terminate the time charter agreement which had commenced on December 22, 2007 and was not contractually due to expire until November 22, 2009, which would have generated approximately $5,048 in future time charter hire, net of commissions. The vessel is expected to be redelivered to the Company in the period from June 15, 2009 to July 15, 2009. As compensation for early redelivery, the charterers agreed to pay Pelea an amount between $2,766 and $3,436 depending on the actual redelivery date.

On April 30, 2009, Marindou agreed with the charterers of the Maria to terminate the time charter agreement which had commenced on February 2, 2008, and was not contractually due to expire until January 3, 2011, which would have generated approximately $25,035 in future time charter hire, net of commissions. The vessel is expected to be redelivered to the Company in the period from June 15, 2009 to July 15, 2009. As compensation for early redelivery, the charterers agreed to pay Marindou an amount between $15,169 and $16,114 depending on the actual redelivery date.

On April 30,2009, Kerasies agreed with the charterers of the Katerina to terminate the time charter agreement which had commenced on January 27, 2009, and was not contractually due to expire until November 26, 2010, which would have generated approximately $30,872 in future time charter hire, net of commissions. The vessel is expected to be redelivered to the Company in the period from June 15, 2009 to July 15, 2009. As compensation for early redelivery, the charterers agreed to pay Kerasies an amount between $20,673 and $22,347 depending on the actual redelivery date.

(d) Interest rates derivatives:

i.

On March 30, 2009, the Company agreed with the respective bank to reduce the notional amounts and modify the contractual reduction amounts of the notional amounts of five interest rate swap transactions in an aggregate amount of $15,400, so that the notional amounts would be in line with the expected principal outstandings under the respective facilities, following the expected loan prepayments as described in Note 8.

The amounts by which the notional amounts were reduced as described above were novated to Eniadefhi.

ii.

On March 30, 2009, the Company entered into an interest rate swap transaction with the relevant bank with respect to the Eniadefhi credit facility in order to manage interest costs and the risk associated with changing interest rates with respect to this credit facility. The initial notional amount of the interest rate swap transaction is $40,000, and this reduces during the term of the swap transaction based on the expected principal outstanding under the Eniadefhi credit facility. The swap transaction has been effective from April 1, 2009 and expires on February 12, 2014.

Under the swap transaction, the bank will make semi-annual floating-rate payments to the Company for the relevant amount based on the six month USD LIBOR and the Company will make semi-annual payments to the bank using the swap rate of 3.35% p.a., which was calculated taking into account the novations described in item (i) above.

The above interest rate swap agreement does not qualify for hedge accounting under SFAS 133.

(e) Cancellation of vessel acquisitions:

On April 30, 2009, each of Maxdeka and Maxenteka signed an agreement with the third party seller, whereby it was agreed to cancel the contract for the acquisition of the Maxdeka and Maxenteka newbuilds respectively, and each agreed to forfeit the advance deposit paid of $7,212 per newbuild.

As a result of these subsequent events, the Company’s commitments under shipbuilding contracts and MOAs as disclosed in the table in Note 11(b) are reduced by $89,576 Due to Shipyards/Sellers in 2010 and by $375 Due to Manager in 2009 and $1,415 Due to Manager in 2010.