Form 20-F
period 2009-12-31
SAFE BULKERS, INC.
filed 2010-02-23
CIK 1434754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2009

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number 001-34077

SAFE BULKERS, INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)

30-32 Avenue Karamanli
P.O. Box 70837
16605 Voula
Athens, Greece
(Address of principal executive offices)

Dr. Loukas Barmparis
President
30-32 Avenue Karamanli
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2009, there were 54,512,931 shares of the registrant’s common stock outstanding.

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

Large accelerated filer ☐      Accelerated filer ☐      Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐      Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

ABOUT THIS REPORT

          In this annual report, “Safe Bulkers,” “the Company,” “we,” “us” and “our” are sometimes used for convenience where references are made to Safe Bulkers, Inc. and its subsidiaries and the six Additional Companies, as defined in Note 1 to the financial statements included in this annual report (as well as the predecessors of the foregoing). These expressions are also used where no useful purpose is served by identifying the particular company or companies. Our affiliated management company, Safety Management Overseas S.A., a company incorporated under the laws of the Republic of Panama, is sometimes referred to in this annual report as “Safety Management” or our “Manager.”

FORWARD-LOOKING STATEMENTS

          All statements in this annual report that are not statements of historical fact are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The disclosure and analysis set forth in this annual report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as forward-looking statements. In some cases, predictive, future-tense or forward-looking words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the Securities and Exchange Commission (“SEC”), other information sent to our security holders, and other written materials.

          Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results and future revenues and expenses;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	availability of key employees, crew, length and number of off-hire days, drydocking requirements and fuel and insurance costs;

•	general market conditions and shipping industry trends, including charter rates, vessel values and factors affecting supply and demand;

•

our financial condition and liquidity, including our ability to make required payments under our credit facilities, comply with our loan covenants and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	the overall health and condition of the U.S. and global financial markets, including the value of the U.S. dollar relative to other currencies;

•	our expectations about availability of vessels to purchase, the time that it may take to construct and deliver new vessels or the useful lives of our vessels;

•	our continued ability to enter into period time charters with our customers and secure profitable employment for our vessels in the spot market;

•	our expectations relating to dividend payments and ability to make such payments;

•	our ability to leverage to our advantage our Manager’s relationships and reputation within the drybulk shipping industry;

•	our anticipated general and administrative expenses;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	risks inherent in vessel operation, including terrorism, piracy and discharge of pollutants;

•	potential liability from future litigation; and

•	other factors discussed in “Item 3. Key Information — D. Risk Factors” of this annual report.

          We caution that the forward-looking statements included in this annual report represent our estimates and assumptions only as of the date of this annual report and are not intended to give any assurance as to future results. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. The reasons for this include the risks, uncertainties and factors described under “Item 3. Key Information — D. Risk Factors.” As a result, the forward-looking events discussed in this annual report might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

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

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

          The following table presents selected combined and consolidated financial and other data of Safe Bulkers, Inc. for each of the five years in the five year period ended December 31, 2009. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected combined and consolidated financial data of Safe Bulkers, Inc. is a summary of, is derived from, and is qualified by reference to, our audited combined and consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP.”

          Our audited combined and consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2007, 2008 and 2009 and the consolidated balance sheets at December 31, 2008 and 2009, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year Ended December 31,

	2005	2006	2007	2008	2009

	(In thousands of U.S. dollars except share data)
STATEMENT OF INCOME
Revenues	$82,877	$99,040	$172,057	$208,411	$168,400
Commissions	(3,211)	(3,731)	(6,209)	(7,639)	(3,794)

Net revenues	79,666	95,309	165,848	200,772	164,606

Voyage expenses	(228)	(420)	(179)	(273)	(577)
Vessel operating expenses	(10,366)	(13,068)	(12,429)	(17,615)	(19,628)
Depreciation	(7,610)	(9,553)	(9,583)	(10,614)	(13,893)
General and administrative expenses—
Management fee to related party	(803)	(1,006)	(1,177)	(4,420)	(4,436)
Third party expenses	—	—	(2,477)	(3,625)	(2,610)
Early redelivery cost	—	(150)	(21,438)	(565)	74,951
Loss on asset purchase cancellations	—	—	—	—	(20,699)

Gain on sale of assets	26,785	37,015	112,360	—

Operating income	87,444	108,127	230,925	163,660	177,714

Interest expense	(3,668)	(6,140)	(8,225)	(16,392)	(10,342)
Other finance costs	(124)	(116)	(161)	(408)	(442)
Interest income	692	775	1,290	1,492	2,164
Loss on derivatives	(3,171)	(1,963)	(704)	(19,509)	(4,416)
Foreign currency gain/(loss)	13,477	(3,279)	(13,759)	(9,501)	838
Amortization and write-off of deferred finance charges	(63)	(180)	(166)	(131)	(106)

Net income	$94,587	$97,224	$209,200	$119,211	$165,410

Earnings per share, basic and diluted	$1.74	$1.78	$3.84	$2.19	$3.03
Cash dividends declared per share	—	—	$7.04	$3.83	$0.60
Weighted average number of shares outstanding, basic and diluted	54,500,000	54,500,000	54,500,000	54,500,889	54,510,587

	Year Ended December 31,

	2005	2006	2007	2008	2009

	(In thousands of U.S. dollars except share data)
OTHER FINANCIAL DATA
Net cash (used in)/provided by operating activities	$(22,349)	$(12,806)	$278,506	$259,597	$211,338
Net cash (used in)/provided by investing activities	(6,065)	(33,835)	88,416	(148,223)	(191,863)
Net cash provided by/(used in) financing activities	28,414	46,641	(366,922)	(83,672)	(28,742)
Net increase/(decrease) in cash and cash equivalents	—	—	—	27,702	(9,267)

	As of December 31,

	2005	2006	2007	2008	2009

BALANCE SHEET DATA
Total current assets	$159,538	$282,021	$98,883	$88,086	$105,648
Total fixed assets	232,655	253,448	308,340	387,296	467,513
Other non-current assets	405	314	434	6,900	55,563
Total assets	392,598	535,783	407,657	482,282	628,724
Total current liabilities	111,271	172,275	43,984	70,863	65,551
Derivative liabilities	—	—	242	21,716	15,510
Long-term debt, net of current portion	149,500	134,457	306,267	413,483	420,994
Time charter discount	—	—	2,766	—	—
Unearned revenue—Long-term	—	—	—	11,765	29,450
Total owners’/shareholders’ equity/(deficit)	131,827	229,051	54,398	(35,545)	97,219
Total liabilities and owners’/shareholders’ equity	392,598	535,783	407,657	482,282	628,724

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Inherent in Our Industry and Our Business

The international drybulk shipping industry is cyclical and volatile, and charter rates have decreased substantially since their highs in the middle of 2008; these factors may lead to further reductions and volatility in our charter rates, vessel values and results of operations.

The drybulk shipping industry is cyclical with attendant volatility in charter rates, vessel values and profitability. For example, the degree of charter hire rate volatility among different types of drybulk carriers has varied widely. After reaching historical highs in mid-2008, charter hire rates for Panamax and Capesize drybulk carriers reached near historically low levels at the end of 2008, and have since recovered somewhat. Because from time to time we may charter some of our vessels pursuant to short-term time charters, we may be exposed to changes in spot market and short-term charter rates for drybulk carriers and such changes may affect our earnings and the value of our drybulk carriers at any given time. Although at January 31, 2010, 11 of our 13 drybulk vessels were deployed or scheduled to be deployed on period time charters with more than one year of remaining term, if low charter rates in the drybulk market prevail during periods when we must replace our existing charters, it will have an adverse effect on our revenues, profitability, cash flows and our ability to comply with the financial covenants in our loan agreements. In addition, we have contracted to acquire six newbuilds scheduled to be delivered through 2012, three of which do not currently have contracted charters. We may be unable to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or pay any dividends.

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

•	the scrapping rate of older vessels;

•	port and canal congestion;

•	the number of vessels that are in or out of service, including due to vessel casualties; and

•	changes in environmental and other regulations that may limit the useful lives of vessels.

We anticipate that the future demand for our drybulk vessels and, in turn, drybulk charter rates, will be dependent, among other things, upon economic growth in the world’s developing economies, including China, India, Brazil and Russia, seasonal and regional changes in demand, changes in the capacity of the global drybulk vessel fleet and the sources and supply of drybulk cargo to be transported by sea. A decline in demand for commodities transported in drybulk vessels or an increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our business, financial condition and results of operations.

While the drybulk carrier charter market has recently strengthened, it remains significantly below its high in 2008, which has and may continue to adversely affect our revenues, earnings and profitability and our ability to comply with our loan covenants.

The revenues, earnings and profitability of companies in our industry are affected by the charter rates that can be obtained in the market, which is volatile and has experienced significant declines since its highs in the middle of 2008. For example, the Baltic Drybulk Index, or “BDI,” declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94% within a single calendar year. The BDI fell over 70% during October 2008 alone. During 2009, the BDI remained volatile, reaching a low of 772 on January 5, 2009 and a high of 4,661 on November 19, 2009. The decline and volatility in charter rates has been due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments (which has since recovered somewhat), and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. The decline and volatility in charter rates in the drybulk market also affects the value of our drybulk vessels, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

While there are certain signs that the economic recession has ended in certain countries, there is still considerable instability in the world economy, which could initiate a new economic downturn, or introduce volatility in the global markets. A global economic downturn, or volatility in the global markets, especially in the Asian region, could reduce drybulk trade and demand, which could reduce charter rates and have a material adverse effect on our business, financial condition and results of operations.

We expect that a significant number of the port calls made by our vessels will involve the loading or discharging of raw materials in ports in the Asian region, particularly China and Japan. As a result, a negative change in economic conditions in any Asian country, particularly China, Japan and, to some extent, India, can have a material adverse effect on our business, financial position and results of operations, as well as our future prospects, by reducing demand and, as a result, charter rates and affecting our ability to charter our vessels. In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving force behind increases in marine drybulk trade and the demand for drybulk vessels. If economic growth declines in China, Japan, India and other countries in the Asia-Pacific region, we may face decreases in such drybulk trade and demand. Moreover, a slowdown in the United States and Japanese economies or the economies of the European Union or certain Asian countries will likely adversely affect economic growth in China, India and elsewhere. Such an economic downturn in any of these countries could have a material adverse effect on our business, financial condition and results of operations.

An oversupply of drybulk vessel capacity may lead to reductions in charter rates and profitability.

The market supply of drybulk vessels has been increasing, and the number of drybulk vessels on order is near historic highs. As of December 31, 2009, newbuild orders had been placed for an aggregate of approximately 61%of the then-existing global drybulk fleet, with deliveries expected mainly during the succeeding 36 months, although available data with regard to cancellations of existing newbuild orders or delays of newbuild deliveries are not always accurate. We have also seen fewer vessels being scrapped at levels observed during the economic crisis because of the increased charter rates that were paid during the second half of 2009. As a result, the drybulk fleet remains an aged fleet that has not decreased in number. An oversupply of drybulk vessel capacity, particularly during a period of economic recession, will likely result in a reduction of charter hire rates. We will also be exposed to changes in charter rates with respect to our existing fleet and our remaining newbuilds depending on the ultimate growth of the global drybulk fleet. If we cannot enter into period time charters on acceptable terms, we may have to secure charters in the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. One vessel in our current fleet will be available for employment in the first quarter of 2010 and we have not yet arranged charters for two of our newbuild vessels scheduled to be delivered to us within 2010. In addition, a material increase in the net supply of drybulk vessel capacity without corresponding growth in drybulk vessel demand could have a material adverse effect on our fleet utilization and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition and results of operations.

The market values of our vessels may decrease, which could cause us to breach covenants in our credit facilities, and could have a material adverse effect on our business, financial condition and results of operations.

Our credit facilities, which are secured by mortgages on our vessels, require us to comply with specified collateral coverage ratios and satisfy certain financial and other covenants, including those that are affected by the market value of our vessels. The market value of drybulk vessels has generally experienced high volatility. The market prices for secondhand and newbuild drybulk vessels in the recent past have declined from historically high levels to low levels within a short period of time. The market value of our vessels fluctuates depending on a number of factors, including:

•	general economic and market conditions affecting the shipping industry;

•	prevailing level of charter rates;

•	competition from other shipping companies;

•	configurations, sizes and ages of vessels;

•	cost of newbuilds;

•	governmental or other regulations; and

•	technological advances.

We were in compliance with our covenants as of December 31, 2009. However, as of December 31, 2008, we were in breach of certain covenants relating to the maintenance of minimum security vessel values under certain credit facilities. Subsequently we entered into agreements with the relevant lenders, providing for certain confirmations, waivers and amendments relating to the affected credit facilities eliminating the effects of these defaults and confirming that certain actions did not give rise to a default. In connection with obtaining these confirmations, waivers and amendments, we prepaid certain loan amounts on various dates between December 14, 2008 and July 17, 2009 which totaled $23.4 million. The waivers we obtained, which covered any breach under the corporate guarantee of six of our loan agreements, will expire on March 31, 2010. If these waivers had not been in place as of December 31, 2009, we still would have been in compliance with the relevant covenants as of that date. However, if the market value of our vessels or newbuilds declines further, we may breach some of the covenants contained in these and other credit facilities. If we do breach such covenants and we are unable to remedy or our lenders refuse to waive the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities. As a result of cross-default provisions contained in our loan agreements, this could in turn lead to additional defaults under our loan agreements and the consequent acceleration of the indebtedness thereunder and the commencement of similar foreclosure proceedings by other lenders. If our indebtedness were accelerated in full or in part, it would be difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to continue our business.

The international drybulk shipping industry is highly competitive, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources.

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of which have substantially greater resources than we do. Competition for the transportation of drybulk cargo by sea is intense and depends on price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel. Due in part to the highly fragmented market, additional competitors with greater resources could enter the drybulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates than we are able to offer, which could have a material adverse effect on our fleet utilization and, accordingly, our profitability.

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

Our business and the operation of our vessels are regulated under international conventions, national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, in order to protect against potential environmental impacts. Government regulation of vessels, particularly in the area of environmental requirements, can be expected to become more stringent in the future and could require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. For example, various jurisdictions that do not already regulate management of ballast waters are considering regulating the management of ballast waters to prevent the introduction of non-indigenous species that are considered invasive. Such regulations could, if implemented, require us to make changes to the ballast water management plans we currently have in place and to install new equipment on board. Various jurisdictions are also regulating or considering the regulation of emissions of sulfur oxides, nitrogen oxides and greenhouse gases from vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our business, financial condition and results of operations. Because such conventions, laws and regulations are often revised, or the required additional measures for compliance are still under development, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. We are also required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations.

These requirements can also affect the resale prices or useful lives of our vessels or require reductions in cargo capacity, ship modifications or operational changes or restrictions. Failure to comply with these requirements could lead to decreased availability of or more costly insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for natural resource, personal injury and property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental regulations can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels. Events of this nature would have a material adverse effect on our business, financial condition and results of operations.

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

The hull and machinery of every commercial vessel must be certified as safe and seaworthy in accordance with applicable rules and regulations, and accordingly vessels must undergo regular surveys. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable and we would be in violation of certain covenants in our credit facilities. This would also negatively impact our revenues.

Our vessels are exposed to operational risks, including terrorism and piracy, that may not be adequately covered by our insurance.

The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, cargo or property loss or damage and business interruption due to political circumstances in foreign countries, piracy, terrorist attacks, armed hostilities and labor strikes. Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates and damage to our reputation and customer relationships generally. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden and Indian Ocean off the coast of Somalia and Kenya. If these attacks and other disruptions result in areas where our vessels are deployed being characterized by insurers as “war risk” zones or Joint War Committee “war, strikes, terrorism and related perils” listed areas, as the Gulf of Aden currently is, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult or impossible to obtain. In addition, there is always the possibility of a marine disaster, including oil spills and other environmental damage. Although our vessels carry a relatively small amount of the oil used for fuel (“bunkers”), a spill of oil from one of our vessels or losses as a result of fire or explosion could be catastrophic under certain circumstances.

We may not be adequately insured against all risks, and our insurers may not pay particular claims. With respect to war risks insurance, which we usually obtain for certain of our vessels making port calls in designated war zone areas, such insurance may not be obtained prior to one of our vessels entering into an actual war zone, which could result in that vessel not being insured. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Under the terms of our credit facilities, we will be subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to maintain or obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs in the event of a claim or decrease any recovery in the event of a loss. If the damages from a catastrophic oil spill or other marine disaster exceeded our insurance coverage, the payment of those damages could have a material adverse effect on our business and could possibly result in our insolvency.

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

The operation of drybulk vessels has certain unique operational risks; failure to adequately maintain our vessels could have a material adverse effect on our business, financial condition and results of operations.

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

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development in respects such as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the use of market forces in the development of the Chinese economy. Annual and five-year state plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms have been undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based on the outcome of such experiments. The Chinese government may cease pursuing a policy of economic reform. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could have a material adverse effect on our business, financial condition and results of operations.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Even if we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may cause us to breach covenants in certain of our credit facilities, and could have a material adverse effect on our business, financial condition and results of operations.

Rising fuel prices may adversely affect our profits.

Upon redelivery of vessels at the end of a period time or trip time charter, we may be obligated to repurchase bunkers on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period. In addition, although we rarely deploy our vessels on voyage charters, fuel is a significant, if not the largest, expense that we would incur with respect to vessels operating on voyage charter. As a result, an increase in the price of fuel may adversely affect our profitability. The price and supply of fuel is volatile and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

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

The ability and willingness of each of our counterparties to perform its obligations under a period time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. If we enter into period time charters with charterers when charter rates are high and charter rates subsequently fall significantly, charterers may seek to renegotiate financial terms. Also, our charterers may experience financial difficulties due to prevailing economic conditions or for other reasons, and as a result may default under our period time charters. In the recent depressed drybulk market conditions, there have been numerous reports of charterers renegotiating their charters or defaulting on their obligations thereunder. While we have not experienced a default by a charterer during the past two years, we have agreed to certain early redeliveries at the request of charterers. See “Operating and Financial Review and Prospects.” If a charterer defaults on a charter, we will seek the remedies available to us, which may include arbitration or litigation to enforce the contract, although such efforts may not be successful. Should a charterer default on a period time charter, we may have to enter into a charter at a lower charter rate, which would reduce our revenues. If we cannot enter into a new period time charter, we may have to secure a charter in the spot market, where charter rates are volatile and revenues are less predictable. It is also possible that we would be unable to secure a charter at all, which would also reduce our revenues, and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We depend upon a limited number of customers for a large part of our revenues and the loss of one or more of these customers could have a material adverse effect on our business, financial condition and results of operations.

We expect to derive a significant part of our revenues from a limited number of customers. During the year ended December 31, 2009, approximately 74.9% of our revenues were derived from two charterers, namely Daiichi and Kawasaki Kisen Kaisha. Although we tried to diversify our customer base by concluding seven early redelivery agreements and entering into four period time charters for such affected vessels, a large percentage of our revenue still depends on a limited number of customers.

We could lose a customer for many different reasons, including if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer terminates its charters because of our non-performance, including where there are serious deficiencies with the vessels we provide to that customer or prolonged periods of off-hire; or

•

in certain cases, a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest, prevents us from performing services for that customer.

If we lose a key customer, we may be unable to obtain period time charters on comparable terms with charterers of comparable standing or may have increased exposure to the volatile spot market, which is highly competitive and subject to significant price fluctuations. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. The loss of any of our key customers, a decline in payments under our charters, or the failure of a key customer to perform under its charters with us could have a material adverse effect on our business, financial condition and results of operations.

We may have difficulty properly managing our planned growth through acquisitions of our newbuilds and additional vessels.

We intend to grow our business through the acquisition of our contracted newbuilds and we may make selective acquisitions of other additional vessels. Our future growth will primarily depend on our ability to locate and acquire suitable additional vessels, enlarge our customer base, operate and supervise any newbuilds we may order, and obtain required debt or equity financing on acceptable terms. We have contracted to acquire six newbuilds scheduled to be delivered through 2012.

A delay in the delivery to us of any such vessel, or the failure of the shipyard to deliver a vessel at all, could cause us to breach our obligations under a related charter and could adversely affect our earnings. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

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

In addition, we may seek to terminate a newbuild contract due to market conditions, financing limitations or other reasons. The outcome of contract termination negotiations may require us to forego deposits on construction and pay additional cancellation fees. In addition, where we have already arranged a future charter with respect to the terminated newbuild contract, we would need to provide an acceptable substitute vessel to the charterer to avoid breaching our charter agreement.

During periods in which charter rates are high, vessel values generally are high as well, and it may be difficult to consummate vessel acquisitions or enter into newbuild contracts at favorable prices. During periods when charter rates are low, we may be unable to fund the acquisition of newbuild vessels, whether through lending or cash on hand. For these reasons, we may be unable to execute our growth plans or avoid significant expenses and losses in connection with our future growth efforts.

As we expand our business, we will need to improve or expand our operations and financial systems, staff and crew; if we cannot improve these systems or recruit suitable employees, our performance may be adversely affected.

Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and our Manager’s attempts to improve those systems may be ineffective. In addition, as we expand our fleet, we will have to rely on our Manager to recruit additional seafarers and shoreside administrative and management personnel. Our Manager may not be able to continue to hire suitable employees or a sufficient number of employees as we expand our fleet. If our Manager’s unaffiliated crewing agents encounter business or financial difficulties, we may not be able to adequately staff our vessels. We may also have to increase our customer base to provide continued employment for most of our new vessels. If we are unable to operate our financial system, our Manager is unable to operate our operations systems effectively or to recruit suitable employees in sufficient numbers or we are unable to increase our customer base as we expand our fleet, our performance may be adversely affected.

Unless we set aside reserves for vessel replacement, at the end of a vessel’s useful life, our revenue will decline, which would adversely affect our cash flows and income.

As of January 31, 2010, the vessels in our current fleet had an average age of 3.6 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations will be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

If we are unable to obtain additional secured indebtedness, we may default on our commitments relating to our contracted newbuilds, and we may not be able to finance our future fleet expansion program, which would have a material adverse effect on our business, financial condition and results of operations.

The remaining unpaid balance of the contract prices for our six newbuilds was $274.6 million as of December 31, 2009. We anticipate that our primary sources of funds to satisfy these commitments will be cash from operations, additional indebtedness to be raised and, possibly, equity financing. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. Significant contraction, de-leveraging and reduced liquidity in credit markets worldwide is reducing the availability and increasing the cost of credit. To the extent that we are unable to enter into new credit facilities and obtain such additional secured indebtedness on terms acceptable to us, we will need to find alternative financing. If we are unable to find alternative financing, we will not be capable of funding all of our commitments for capital expenditures relating to our contracted newbuilds, we could lose our advances for vessels under construction, which amounted to $93.5 million as of December 31, 2009, and incur additional liability to charterers and shipyards and our business, financial condition and results of operations would be adversely affected.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our ability to operate our vessels profitably.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of January 31, 2010, the average age of the vessels in our current fleet was 3.6 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Because we generate substantially all of our revenues in U.S. dollars but incur a material portion of our expenses in other currencies, and may, in the future, also incur a material portion of our indebtedness in other currencies, exchange rate fluctuations could have a material adverse effect on our business, financial condition and results of operations.

We generate substantially all of our revenues in U.S. dollars, but in 2009 we incurred approximately 20.24% of our vessel operating expenses in currencies other than the U.S. dollar. Although as of December 31, 2009, none of our indebtedness or the amounts due under our newbuild contracts was denominated in other currencies, certain of our existing credit facilities allow us to convert the outstanding loan amount or any part thereof into currencies other than the U.S. dollar. Also, in the future, we may enter into new credit facilities or newbuild contracts that are denominated in or permit conversion into currencies other than the U.S. dollar. The use of different currencies could lead to fluctuations in our net income due to changes in the value of the U.S. dollar relative to other currencies, in particular the euro and the Japanese yen. We have not hedged our currency exposure, and, as a result, our results of operations and financial condition, denominated in U.S. dollars, and our ability to pay dividends could suffer.

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

•

permit us to pay dividends if, during the twelve month period ending March 31, 2010, one of our charters is canceled, any of its terms are waived or the payments under such charter decrease, unless we are able to demonstrate to the lender’s satisfaction that we have the necessary cash resources to meet our newbuild commitments and maintain a minimum cash balance of $25.0 million;

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

The declaration and payment of dividends will always be subject to the discretion of our board of directors and will depend on a number of factors. Our board of directors may not always declare dividends in the future.

The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and availability, (ii) our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in our existing and future debt instruments, and (v) global financial conditions. We can give no assurance that dividends will be paid in the future.

There may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends based upon, among other things:

•	the rates we obtain from our charters as well as the rates obtained upon the expiration of our existing charters;

•	the level of our operating costs;

•	the number of unscheduled off-hire days and the timing of, and number of days required for, scheduled drydocking of our ships;

•	vessel acquisitions and related financings;

•	restrictions in our credit facilities and in any future debt program;

•	prevailing global and regional economic and political conditions;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	the amount of cash reserves established by our board of directors; and

•	restrictions under Marshall Islands and Liberian law.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, if any. Our growth strategy contemplates that we will finance the acquisition of our newbuilds or selective acquisitions of vessels in addition to our contracted newbuilds through a combination of our operating cash flow and debt financing through our subsidiaries or equity financing. If financing is not available to us on acceptable terms, our board of directors may decide to finance or refinance acquisitions with a greater percentage of cash from operations to the extent available, which would reduce or even eliminate the amount of cash available for the payment of dividends. We may also enter into other agreements that will restrict our ability to pay dividends.

Under the terms of certain of our existing credit facilities, we are not permitted to pay dividends if: (a) an event of default has occurred and is continuing or would occur as a result of the payment of such dividend or (b) during the 12-month period ending March 31, 2010, one of our charters is canceled, any of its terms are waived or the payments under such charter decrease, unless we are able to demonstrate to the lender’s satisfaction that we have the necessary cash resources to meet our newbuild commitments, and maintain a minimum cash balance of $25.0 million. We expect that any future credit facilities will also have restrictions on the payment of dividends.

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

We are a holding company and our subsidiaries, which are all wholly-owned by us, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, and the laws of the Republic of Liberia, where each of our vessel-owning subsidiaries is incorporated, which regulate the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.

We depend on our Manager to operate our business and our business could be harmed if our Manager failed to perform its services satisfactorily.

Pursuant to our management agreement, our Manager provides us with our executive officers and provide us with technical, administrative and commercial services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance, financial services and office space). Our operational success depends significantly upon our Manager’s satisfactory performance of these services. Our business would be harmed if our Manager failed to perform these services satisfactorily. In addition, if the management agreement were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our management agreement.

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

Further, we will need to seek approval from our lenders to change our Manager.

Management fees are payable to our Manager regardless of our profitability, which could have a material adverse effect on our business, financial condition and results of operations.

Pursuant to our management agreement, we pay our Manager a fee of $575 per day per vessel for providing commercial, technical and administrative services and a fee of 1.0% on gross freight, charter hire, ballast bonus and demurrage. In addition, we pay our manager certain commissions and fees with respect to vessel purchases and newbuilds. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain public company expenses such as directors and officers’ liability insurance, legal and accounting fees and other similar third party expenses, which are reimbursed by us. The management fees are fixed until the second anniversary of our management agreement, and thereafter, will be adjusted every year by agreement between us and our Manager. The management fees are payable whether or not our vessels are employed, and regardless of our profitability, and we have no ability to require our Manager to reduce the management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations.

Our Manager is a privately held company, and there is little or no publicly available information about it; an investor could have little advance warning of problems that affect our Manager that could have a material adverse effect on us.

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

Our chief executive officer also controls our Manager, which could create conflicts of interest between us and our Manager.

Our chief executive officer, Polys Hajioannou, owns all of the issued and outstanding capital stock of our Manager through his wholly-owned company, Machairiotissa Holdings Inc. Polys Hajioannou, together with his brother Nicolaos Hadjioannou, control Vorini Holdings Inc., which owns approximately 81.99% of our outstanding common stock. These relationships could create conflicts of interest between us, on the one hand, and our Manager, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies affiliated with our Manager, our chief executive officer or Nicolaos Hadjioannou. To the extent we elect not to exercise our right of first refusal with respect to any drybulk vessel that may be acquired by companies affiliated with our chief executive officer or Nicolaos Hadjioannou, such companies could acquire and operate such drybulk vessels under the management of our Manager in competition with us. Although under our management agreement our Manager will be required to first provide us any chartering opportunities in the drybulk sector, our Manager is not prohibited from giving preferential treatment in other areas of its management to vessels that are beneficially owned by related parties. These conflicts of interest may have an adverse effect on our results of operations.

Our business depends upon certain employees who may not necessarily continue to work for us; if such employees were no longer to be affiliated with us, our business and financial condition could suffer.

Our future success depends, to a significant extent, upon our chief executive officer, Polys Hajioannou, and certain other members of our senior management and of our Manager. Polys Hajioannou has substantial experience in the drybulk shipping industry and for 23 years has worked with us and our Manager and its predecessor. He and others employed by our Manager to manage our business and our Manager are crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us or our Manager, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition could suffer. We do not intend to maintain “key man” life insurance on any of our executive officers.

The provisions in our restrictive covenant arrangement with our chief executive officer restricting his ability to compete with us, like restrictive covenants generally, may not be enforceable.

Our chief executive officer, Polys Hajioannou, has entered into a restrictive covenant agreement with us under which he is precluded during the term of his service with us as executive and director and for one year thereafter (and for the term of our management agreement with our Manager and one year thereafter, if longer) from owning and operating drybulk vessels and from acquiring, investing in or controlling any business that owns or operates such vessels. Courts generally do not favor the enforcement of such restrictions, particularly when they involve individuals and could be construed as infringing on their ability to be employed or to earn a livelihood. Our ability to enforce these restrictions, should it ever become necessary, will depend upon the circumstances that exist at the time enforcement is sought. A court may not enforce the restrictions as written by way of an injunction and we may not necessarily be able to establish a case for damages as a result of a violation of the restrictive covenants.

Our vessels call on ports located in Iran, which is subject to restrictions imposed by the United States government, which could be viewed negatively by investors and adversely affect the trading price of our common stock.

From time to time, vessels in our fleet have called and/or may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism. From January 1, 2005 through December 31, 2009, vessels in our fleet have made 19 calls to ports in Iran out of a total of 1,255 calls on worldwide ports. One of our vessels, Pedhoulas Leader, also made one port call to Iran from July 7, 2007 to July 8, 2007 for the sole purpose of bunkering (refueling). Iran continues to be subject to sanctions and embargoes imposed by the United States government and is identified by the United States government as a state sponsor of terrorism. Although these sanctions and embargoes do not prevent our vessels from making calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our common stock. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law; therefore, you may have more difficulty protecting your interests than stockholders of a U.S. corporation.

Our corporate affairs are governed by our articles of incorporation, our bylaws and by the Marshall Islands Business Corporations Act, or the “BCA.” The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. The rights of stockholders of companies incorporated in the Marshall Islands may differ from the rights of stockholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a more substantial body of case law in the corporate law area.

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

Risks Relating to Our Common Stock

Vorini Holdings Inc., our principal stockholder, controls the outcome of matters on which our stockholders are entitled to vote and its interests may be different from yours.

Vorini Holdings Inc., which is controlled by our chief executive officer, Polys Hajioannou and Nicolaos Hadjioannou, owns approximately 81.99% of our outstanding common stock. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of this stockholder may be different from yours.

We are a “controlled company” under the New York Stock Exchange rules, and as such we are entitled to exemption from certain New York Stock Exchange corporate governance standards, and you may not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

We are a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by another company or group is a “controlled company” and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including: (a) the requirement that a majority of the board of directors consist of independent directors, (b) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (c) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (d) the requirement of an annual performance evaluation of the corporate governance, nominating and compensation committees. We may utilize these exemptions. As a result, non-independent directors, including members of our management who also serve on our board of directors, will comprise the majority of our board of directors and may serve on the corporate governance, nominating and compensation committee of our board of directors which, among other things, reviews the compensation of certain members of our management and resolves governance issues regarding our company. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

Future sales of our common stock could cause the market price of our common stock to decline and our existing stockholders may experience significant dilution.

We may issue additional shares of our common stock in the future and our stockholders may elect to sell large numbers of shares held by them from time to time.

We filed a shelf registration statement on Form F-3 with the SEC on October 8, 2009, which became effective on November 12, 2009. We may use this registration statement to issue up to an aggregate public offering price of $300.0 million of additional common or preferred stock, warrants or subscription rights.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

Our existing stockholders may also experience significant dilution in the future as a result of any future offering.

We also entered into a registration rights agreement in connection with our initial public offering with Vorini Holdings Inc., our principal stockholder, pursuant to which we have granted it and certain of its transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act of 1933, as amended (the “Securities Act”), shares of our common stock held by them. Under the registration rights agreement, Vorini Holdings and certain of its transferees have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, those persons have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. Registration of such shares under the Securities Act would, except for shares purchased by affiliates, result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

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

There are legal uncertainties involved in this determination, because there is no direct legal authority under the PFIC rules addressing our current and projected future operations. Moreover, a recent case by the U.S. Court of Appeals for the Fifth Circuit held that, contrary to the position of the U.S. Internal Revenue Service (“IRS”) in that case, and for purposes of a different set of rules under the Internal Revenue Code of 1986, or the “Code,” income received under a time charter of vessels should be treated as rental income rather than services income. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time chartering activities would be treated as rental income, and we would probably be a PFIC. Accordingly, no assurance can be given that the IRS or a United States court will accept the position that we are not a PFIC, and there is a risk, particularly in light of the aforementioned case, that the IRS or a United States court could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. stockholders will face adverse U.S. tax consequences. See “Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. stockholders if we are treated as a PFIC.

The enactment of proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for a preferential rate of United States federal income taxation.

Legislation has been introduced in the U.S. Senate that would deny the preferential rate of U.S. federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country that has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted, the preferential rate of U.S. federal income tax discussed under “Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Distributions on Our Common Stock” may no longer be applicable to dividends received from us. As of the date hereof, it is not possible to predict with any certainty whether the proposed legislation will be enacted.

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

In 2004, the Liberian Ministry of Finance issued regulations exempting non-resident corporations engaged in international shipping (and not exclusively within Liberia), such as our vessel-owning subsidiaries, from Liberian taxation under the New Act retroactive to January 1, 2001. It is unclear whether these regulations, which ostensibly conflict with the express terms of the New Act adopted by the Liberian legislature, are valid. However, the Liberian Ministry of Justice issued an opinion that the new regulations are a valid exercise of the regulatory authority of the Ministry of Finance. The Liberian Ministry of Finance has not at any time since January 1, 2001 sought to collect taxes from any of our subsidiaries.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Safe Bulkers, Inc. was incorporated in the Republic of The Marshall Islands on December 11, 2007 under the Marshall Islands Business Corporations Act, for the purpose of acquiring ownership of various subsidiaries that either owned or were scheduled to own vessels. We are controlled by the Hajioannou family, which has a long history of operating and investing in the international shipping industry, including a long history of vessel ownership. Vassos Hajioannou, the late father of Polys Hajioannou, our chief executive officer, first invested in shipping in 1958. Polys Hajioannou has been actively involved in the industry since 1987, when he joined the predecessor of Safety Management.

Over the past 15 years under the leadership of Polys Hajioannou, we have renewed our fleet by selling eleven drybulk vessels during periods of what we viewed as favorable secondhand market conditions and contracting to acquire 30 drybulk newbuilds. Also under his leadership, we have expanded the classes of drybulk vessels in our fleet and the aggregate carrying capacity of our fleet has grown from 146,000 deadweight tons, or dwt, in 1995 to 1,077,900 dwt currently. The quality and size of our current fleet, together with our long-term relationships with several of our charter customers, are, we believe, the results of our long-term strategy of maintaining a young, high quality fleet, our broad knowledge of the drybulk industry and our strong management team. In addition to benefiting from the experience and leadership of Polys Hajioannou, we also benefit from the expertise of our Manager which, along with its predecessor, has specialized in drybulk shipping since 1965, providing services to over 30 drybulk vessels. A number of our Managers’ key management and operational personnel have been continuously employed with Safety Management and its predecessor company for over 25 years. In June 2008, we completed an initial public offering of our common stock in the United States and our common stock began trading on the New York Stock Exchange. We maintain our offices at 30-32 Avenue Karamanli, P.O. Box 70837, 16605 Voula, Athens, Greece. Our telephone number at that address is 011-30-210-899-4980. Our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

B. Business Overview

We are an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest consumers of marine drybulk transportation services. As of January 31, 2010, we had a fleet of 13 drybulk vessels, with an aggregate carrying capacity of 1,077,900 dwt and an average age of 3.6 years, making us one of the world’s youngest fleets of Panamax, Kamsarmax and Post-Panamax class vessels. Our fleet is expected to grow through 2012 as the result of the delivery of six further contracted newbuilds, comprised of four Post-Panamax and two Capesize class vessels. Upon delivery of the last of our contracted newbuilds, our fleet will be comprised of 19 vessels, having an aggregate carrying capacity of 1,807,900 dwt.

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

General

As of January 31, 2010 our fleet comprised 13 vessels, of which four are Panamax, three are Kamsarmax and six are Post-Panamax class vessels, with an aggregate carrying capacity of 1,077,900 dwt and an average age of 3.6 years. Assuming delivery of the last of our contracted newbuilds in 2012, our fleet will be comprised of four Panamax, three Kamsarmax, ten Post-Panamax and two Capesize class vessels, and the aggregate carrying capacity of our 19 vessels will be 1,807,900 dwt. As of January 31, 2010, the average remaining duration of the charters for our existing fleet was 3.0 years.

The majority of vessels in our fleet have sister ships with similar specifications in our existing or newbuild fleet. We believe using sister ships provides cost savings because it facilitates efficient inventory management and allows for the substitution of sister ships to fulfill our period time charter obligations.

Our Fleet and Newbuilds

The table below presents additional information with respect to our drybulk vessel fleet, including our newbuilds, and its deployment as of January 31, 2010.

Vessel Name	Dwt	Year Built (1)	Country of Construction	Charter Type	Charter Rate (2)	Commissions (3)	Charter Period (4)	Sister Ship (5)

Current Fleet

Panamax

Maria	76,000	2003	Japan	Time	$18,000	3.75%	Jun. 2009 – Aug. 2010	A
				Time	$17,750	0.00%	Sep. 2010 – Apr. 2011

Vassos	76,000	2004	Japan	Time	$29,000	1.25%	Nov. 2008 – Oct. 2013	A

Katerina	76,000	2004	Japan	Time	$15,500	4.75%	Jun. 2009 – May 2011	A

Maritsa	76,000	2005	Japan	Time	$15,500	4.75%	Jan. 2009 – Feb. 2010	A
				Time (7)	$32,000	1.25%	Mar. 2010 – Mar. 2012
					$28,000		Mar. 2012 – Mar. 2013
					$24,000		Mar. 2013 – Mar. 2015

Kamsarmax

Pedhoulas Merchant	82,300	2006	Japan	Time (6)	$43,120	1.25%	Jan. 2009 – Mar. 2010	B

Pedhoulas Trader	82,300	2006	Japan	Time (7)	$69,000	1.00%	Aug. 2008 – Jul. 2009	B
					$56,500		Aug. 2009 – Jul. 2010
					$42,000		Aug. 2010 – Jul. 2011
					$20,000		Aug. 2011 – Jul. 2013

Pedhoulas Leader	82,300	2007	Japan	Time	$18,500	4.75%	Jul. 2009 – Jun. 2011	B

Post-Panamax

Stalo	87,000	2006	Japan	Spot	$32,000	3.75%	Jan. 2010 – Mar. 2010	C
				Time	$34,160	1.25%	Mar. 2010 – Feb. 2015

Marina	87,000	2006	Japan	Time (7)	$61,500	2.50%	Dec. 2008 – Mar. 2009	C
					$57,500		Apr. 2009 – Dec. 2009
					$52,500		Dec. 2009 – Dec. 2010
					$42,500		Dec. 2010 – Dec. 2011
					$32,500		Dec. 2011 – Oct. 2012
					$31,500		Oct. 2012 – Dec. 2012
					$21,500		Dec. 2012 – Dec. 2013

Sophia	87,000	2007	Japan	Time	$34,720	1.25%	Oct. 2008 – Sep. 2013	C

Eleni	87,000	2008	Japan	Time	$66,400	1.25%	Oct. 2009 – Mar. 2010	C
				Time	$34,160	1.25%	Apr. 2010 – Mar. 2015

Martine	87,000	2009	Japan	Time	$40,500	1.25%	Feb. 2009 – Feb. 2014	C

Andreas K	92,000	2009	South Korea	Time	$20,500	3.75%	Nov. 2009 – Nov. 2010	D

Subtotal	1,077,900

New builds

Post-Panamax

Hull No. 1050	92,000	1H 2010	South Korea	Time	$22,750	3.75%	Apr. 2010 – Apr. 2011	D

Hull No. 1583	95,000	2H 2010	Japan					E

Hull No. 1579	95,000	2H 2011	Japan					E

Hull No. 1594	95,000	1H 2012	Japan					E

Capesize

Hull No. 1144	177,000	1H 2010	China	Time	$25,928	2.50%	Aug. 2011 – Apr. 2031

Hull No. 1074	176,000	2H 2011	China	Time	$38,000	1.00%	Jun. 2012 – May 2022

Subtotal	730,000

TOTAL	1,807,900

(1)	For newbuilds, the dates shown reflect the expected delivery dates.

(2)	Quoted charter rates are gross charter rates. Gross charter rates are inclusive of commissions. Net charter rates are charter rates after the payment of commissions.

(3)

Commissions reflect payments made to third-party brokers or our charterers, and do not include the 1.0% fee payable on gross freight, charter hire, ballast bonus and demurrage to our Manager pursuant to our vessel management agreements with our Manager.

(4)

The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of January 31, 2010, scheduled start dates. Actual start dates and redelivery dates may differ from the scheduled start and redelivery dates depending on the terms of the charter and market conditions.

(5)	Each vessel with the same letter is a “sister ship” of each other vessel that has the same letter, and under certain of our charter contracts, may be substituted with its “sister ships.”

(6)

In December 2009, we agreed with the charterer of the vessel Pedhoulas Merchant to terminate the existing charter during February or March 2010. In exchange for the early redelivery of this vessel, the charterer agreed to pay cash compensation ranging from $5.1 million to $5.8 million, net of commissions, depending on the vessel’s actual redelivery date.

(7)	Charter agreement which provides for variable charter rates.

From the beginning of 1995 through January 31, 2009, we have taken delivery of 24 newbuilds. We are currently contracted to take delivery of a further six newbuilds, comprised of one South Korean-built Post-Panamax class vessel, with an amended contract price of $72.0 million, scheduled for delivery in 2010, three Japanese-built Post-Panamax class vessels, the first with a contract price of $49.0 million, the second with an amended contract price of $56.0 million and the third with a contract price of $48.0 million, scheduled for delivery in 2010, 2011 and 2012, respectively, and two Chinese-built Capesize class vessels, with a contract price of $63.0 million and an amended contract price of $80.0 million, respectively, scheduled for delivery in 2010 and 2011, respectively. In addition to payment of the contract prices for the newbuilds, we are required to make payments to our counterparties under such contracts for certain adjustments or modifications, to third party brokers as commissions and to our Manager under our Management Agreement.

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

Our Customers

Since 2005 our customers have included over 30 national, regional and international companies, including Bunge, Cargill, Daiichi, Intermare Transport G.m.b.H., Eastern Energy Pte. Ltd., NYK, Shinwa Kaiun Kaisha, Kawasaki Kisen Kaisha, Ltd, or their affiliates. During 2009, two of our charterers accounted for 74.9% of our revenues, namely Daiichi and Kawasaki Kisen Kaisha, with each one accounting for more than 10% of total revenue. During 2008, three of our charterers accounted for 72.4% of our revenues, namely Daiichi, Bunge and NYK, with each one accounting for more than 10% of total revenues. During 2007, three of our charterers accounted for 69.2% of our total revenues, namely Daiichi, Bunge and Cargill, with each one accounting for more than 10% of total revenues. We seek to charter our vessels primarily to charterers who intend to use our vessels without sub-chartering them to third parties. A prospective charterer’s financial condition and reliability are also important factors in negotiating employment for our vessels.

Management of Our Fleet

We have a management agreement pursuant to which our Manager provides us with technical, administrative, commercial and certain other services for an initial term expiring on June 3, 2010, with automatic one-year renewals for an additional eight years, unless we provide notice of non-renewal 12 months prior to the end of the then-current term. We have not provided such notice to our Manager and our management agreement will be automatically renewed after the initial expiration on June 3, 2010. Our arrangements with our Manager and its performance are reviewed by our board of directors. Our chief executive officer, president, chief financial officer and chief operating officer, collectively referred to in this annual report as our “executive officers,” provide strategic management for our company and also supervise the management of our day-to-day operations by our Manager. Our Manager reports to us and our board of directors through our executive officers.

In return for providing such services our Manager receives a management fee of $575 per day per vessel. After expiry of the initial term of the agreement on June 3, 2010, these fees will be adjusted every year by agreement between us and our Manager. In return for chartering services rendered to us, our Manager also receives a fee of 1.0% on all freight, charter hire, ballast bonus and demurrage for each vessel. Our Manager also receives a commission of 1.0% based on the contract price of any vessel bought or sold by it on our behalf, including the acquisition of each of our contracted newbuilds. We also pay our Manager a flat supervision fee of $375,000 per newbuild, which we capitalize, for the on-premises supervision by selected engineers and others on the Manager’s staff of newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise.

Our Manager has agreed that, during the term of our management agreement and for a period of one year following its termination, our Manager will not provide management services to, or with respect to, any drybulk vessels other than (a) on our behalf or (b) with respect to drybulk vessels that are owned or operated by companies affiliated with our chief executive officer or Nicolaos Hadjioannou and drybulk vessels that are acquired, invested in or controlled by companies affiliated with our chief executive officer or Nicolaos Hadjioannou subject in each case to compliance with, or waivers of, the restrictive covenant agreements entered into between us and such companies. Our Manager has also agreed that if one of our drybulk vessels and a drybulk vessel owned or operated by any such company are both available and meet the criteria for a charter being arranged by our Manager, our drybulk vessel will receive such charter.

Historically our Manager has rarely provided services to third parties. Currently our Manager provides certain management services to two vessels operated by an unaffiliated third party pursuant to a waiver of the relevant provisions of the Management Agreement, approved by our independent directors, and one vessel operated by an affiliated third party.

Competition

We operate in highly competitive markets that are based primarily on supply and demand. Our business fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We believe we differentiate ourselves from our competition by providing young, modern vessels with advanced designs and technological specifications. As of January 31, 2010 our fleet had an average age of 3.6 years compared to an industry average of approximately 15 years. Upon delivery of our contracted newbuilds, a majority of our expected fleet will have been built in Japanese shipyards, which we believe provides us with an advantage in attracting large, well-established customers, including Japanese customers.

The drybulk sector is characterized by relatively low barriers to entry, and ownership of drybulk vessels is highly fragmented. In general, we compete with other owners of Panamax class or larger drybulk vessels for charters based upon price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel.

Crewing and Shore Employees

Our management team consists of our chief executive officer, president, chief financial officer and chief operating officer, all of whom are provided by our Manager. In addition, we employ a legal representative for our office in Greece. Our Manager is responsible for the technical management of our fleet and therefore also handles the recruiting, either directly or through a crewing agent, of the senior officers and all other crew members for our vessels. As of December 31, 2009, 294 people served on board the vessels in our fleet, and our Manager employed 38 people, all of whom were shore-based.

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

Risk of Loss and Liability Insurance

General

The operation of our fleet includes risks such as mechanical failure, collision, property loss, cargo loss or damage as well as personal injury, illness and loss of life. In addition, the operation of any oceangoing vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. The U.S. Oil Pollution Act of 1990 (“OPA 90”), which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for vessel owners and operators trading in the United States market.

Our Manager is responsible for arranging insurance for all our vessels on terms specified in our management agreement, which we believe are in line with standard industry practice. In accordance with our management agreement, our Manager procures and maintains hull and machinery insurance, war risks insurance, freight, demurrage and defense coverage and protection and indemnity coverage with mutual assurance associations. Due to our low incident rate and the young age of our fleet, we are generally able to procure relatively low rates for all types of insurance.

While our insurance coverage for our drybulk vessel fleet is in amounts that we believe to be prudent to protect us against normal risks involved in the conduct of our business and consistent with standard industry practice, our Manager may not be able to maintain this level of coverage throughout a vessel’s useful life. Furthermore, there can be no assurance that all risks are adequately insured against, that any particular claim will be paid or that adequate insurance coverage will always be obtainable at reasonable rates.

Hull and machinery insurance

Our marine hull and machinery insurance covers risks of partial loss or actual or constructive total loss from collision, fire, grounding, engine breakdown and other insured risks up to an agreed amount per vessel. Our vessels will each be covered up to at least their fair market value after meeting certain deductibles per incident per vessel. We also maintain increased value coverage for each of our vessels. Under this increased value coverage, in the event of the total loss of a vessel, we are entitled to recover amounts not recoverable under our hull and machinery policy.

Protection and indemnity insurance

Protection and indemnity insurance is a form of mutual indemnity insurance provided by mutual marine protection and indemnity associations, or “P&I Associations,” formed by vessel owners to provide protection from large financial loss to one club member by contribution towards that loss by all members.

Protection and indemnity insurance covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew members, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Our coverage, except for pollution, will be unlimited, and insurance covering passengers and crew is estimated to be around $6.9 billion in 2010. Furthermore, within this aggregate limit, club coverage is also limited to the amount of the member’s legal liability.

Our protection and indemnity insurance coverage for pollution is limited to $1.0 billion per vessel per incident. Our protection and indemnity insurance coverage in respect of passengers is limited to $2.0 billion and in respect of passengers and seamen is limited to $3.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group of P&I Clubs (the “International Group”) insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each P&I Association’s liabilities. As a member of a P&I Association that is a member of the International Group, we are subject to calls payable to the P&I Association based on the International Group’s claim records, as well as the claim records of all other members of the individual associations.

Although the P&I Associations compete with each other for business, they have found it beneficial to mutualise their larger risks among themselves through the International Group. This is known as “The Pool.” This pooling is regulated by a contractual agreement which defines the risks that are to be covered and how claims falling on The Pool are to be shared among the participants in the International Group. The Pool provides a mechanism for sharing all claims in excess of $7.0 million up to $50.0 million. For claims in excess of $50.0 million, the International Group purchases reinsurance from the commercial market to cover pollution expenses up to $1.0 billion per vessel per incident and up to $2.0 billion in respect of passengers and up to $3.0 billion in respect of passengers and seamen, per vessel per incident.

War risks insurance

Our war risk insurance covers risks of partial loss or actual or constructive total loss from confiscations, seizure, capture, vandalism, sabotage and other war related risks and is $500.0 million per vessel per incident.

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

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years. The maintenance of class, regular and extraordinary surveys of a vessel’s hull and machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•

Annual Surveys. For oceangoing vessels, annual surveys are conducted for their hulls and machinery, including the electrical plants, and for any special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•

Intermediate Surveys. Extended annual surveys are referred to as “intermediate surveys” and typically are conducted on the occasion of the second or third annual survey after commissioning and after each class renewal.

•

Class Renewal / Special Surveys. Class renewal surveys, also known as “special surveys,” are more extensive than intermediate surveys and are carried out at the end of each five-year period. During the special survey the vessel is thoroughly examined, including thickness-gauging to determine any diminution in the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. It may be expensive to have steel renewals pass a special survey if the vessel is aged or experiences excessive wear and tear. A vessel owner has the option of arranging with the classification society for the vessel’s machinery to be on a continuous survey cycle, according to which all machinery would be surveyed within a five-year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class.

Vessels are drydocked during intermediate and special surveys for repairs of their underwater parts. If “In Water Survey” notation is assigned by class, as is the case for our vessels, the vessel owner has the option of carrying out an underwater inspection of the vessel in lieu of drydocking related to intermediate surveys up to the tenth anniversary of vessel delivery, subject to certain conditions, thereby generally achieving a higher utilization for the relevant vessel.

Following an incident or a scheduled survey, if any defects are found, the classification surveyor will issue a “recommendation or condition of class” which must be rectified by the vessel owner within the prescribed time limits.

In general, insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies (“IACS”). All of our vessels are certified as being “in class” by Lloyd’s Register of Shipping, which is a member of IACS.

The following table lists the dates by which we expect to carry out the next drydockings and special surveys for the vessels in our current drybulk vessel fleet:

Vessel Name	Drydocking (1)	Special Survey (1)

Maria	April 2012	April 2013
Vassos	March 2011	February 2014
Katerina	October 2011	May 2014
Maritsa	June 2012	January 2015
Pedhoulas Merchant	March 2010	March 2011
Pedhoulas Trader	May 2010	May 2011
Pedhoulas Leader	February 2011	February 2012
Stalo	December 2012	January 2011
Marina	March 2010	January 2011
Sophia	June 2011	June 2012
Eleni	November 2012	November 2013
Martine	February 2013	February 2014
Andreas K	August 2013	August 2014

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

Environmental and Other Regulations

General

Government regulation significantly affects the ownership and operation of our vessels. Our vessels are subject to international conventions and national, state and local laws and regulations in force in international waters and the countries in which they operate or are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and the management of other contamination, air emissions, water discharges and ballast water. These laws and regulations include OPA 90, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Clean Water Act (“CWA”) and Clean Air Act (“CAA”), the International Convention for Prevention of Pollution from Ships, the International Convention for Safety of Life at Sea (“SOLAS”) and implementing regulations adopted by the International Maritime Organization (“IMO”), the European Union (“EU”) and other international, national and local regulatory bodies. Compliance with these laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures. Our fleet, however, is young and modern and complies with all current requirements. Under our management agreement, our Manager has assumed technical management responsibility for our fleet, including compliance with all applicable government and other regulations. If the management agreement with our Manager terminates, we would attempt to hire another party to assume this responsibility. In the event of termination, we may be unable to hire another party to perform these and other services for a fixed fee, as is the case with our Manager. However, due to the nature of our relationship with our Manager, we do not expect our management agreement to be terminated early.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (such as the U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry), charterers and terminal operators. Certain of these entities require us to obtain permits, licenses, financial assurances and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the drybulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with all environmental laws and regulations applicable to us as of the date of this annual report. However, because such laws and regulations are subject to frequent change and may impose increasingly stricter requirements, such future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations. However, we believe that because our fleet is young and modern, we will not be exposed to the same level of risk faced by owners of older, less modern vessels.

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

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Annex VI became effective on May 19, 2005, and sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of marine fuels and allows for the establishment of so-called Emission Control Areas with more stringent controls on sulfur emissions. We have obtained International Air Pollution Prevention Certificates for all our vessels, and believe that maintaining compliance with Annex VI will not have an adverse financial impact on the operation of our vessels. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our vessels. In October 2008, the IMO Marine Environment Protection Committee adopted amendments to Annex VI regarding particulate matter, nitrogen oxides and sulfur oxide emissions. These amendments are intended to reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. These amendments to Annex VI are expected to enter into force on July 1, 2010, which is six months after the deemed acceptance date of January 1, 2010. Once these amendments become effective, we may incur costs to comply with these revised standards.

In addition, the European Union has established separate limitations on sulfur content of marine fuels, and some European Union countries may be declared Emission Control Areas in the future, pursuant to Annex VI and its amendments. On March 27, 2009, the United States requested the International Maritime Organization to designate the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as Emission Control Areas under Annex VI and its amendments. If the IMO approves these or other Emission Control Areas, or other new or more stringent emissions requirements are adopted by the European Union, the U.S. or individual states, or other jurisdictions in which we operate, compliance with these requirements could entail significant capital expenditures or otherwise increase the costs of our operations.

In March 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the “Bunker Convention,” which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention also requires registered owners of ships over 1,000 gross tons to maintain insurance in specified amounts to cover their liability for relevant pollution damage. The Bunker Convention was ratified by a sufficient number of nations for entry into force, and the Bunker Convention became effective on November 21, 2008.

The operation of our vessels is also affected by the requirements set forth in the ISM Code. The ISM Code requires vessel owners or any other person, such as a manager or bareboat charterer, who has assumed responsibility for the operation of a vessel from the vessel owner and on assuming such responsibility has agreed to take over all the duties and responsibilities imposed by the ISM Code, to develop and maintain an extensive SMS that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a “Safety Management Certificate” for each vessel they operate from the government of the vessel’s flag state. The certificate verifies that the vessel operates in compliance with its approved SMS. Currently, our Manager has the requisite documents of compliance and safety management certificates for each of the vessels in our fleet for which the certificates are required by the IMO. Our Manager is required to renew these documents of compliance and safety management certificates every five years. Compliance is externally verified on an annual basis for the Manager and between the second and third years for each vessel by the applicable flag state. Although all our vessels are currently ISM Code-certified, there can be no assurance that such certification will be maintained indefinitely.

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

Effective July 31, 2009, the U.S. Coast Guard adopted regulations that adjust the limits of liability of responsible parties under OPA 90 to the greater of $1,000 per gross ton or $854,400 per non-tank vessel and established a procedure for adjusting the limits for inflation every three years. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

All owners and operators of vessels over 300 gross tons are required to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential aggregate liabilities under OPA 90 and CERCLA, which is discussed below. Under the regulations, owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, guarantee, letter of credit or self-insurance. An owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA 90 and CERCLA. Under the self-insurance provisions, the vessel owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the U.S. Coast Guard regulations by providing a financial guarantee evidencing sufficient self-insurance. We have satisfied these requirements and obtained a U.S. Coast Guard certificate of financial responsibility for all of our vessels.

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

The U.S. Clean Water Act

The CWA prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. It also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recently enacted OPA 90 and CERCLA, discussed above. The U.S. Environmental Protection Agency (“EPA”) regulates the discharge in U.S. ports of ballast water and other substances incidental to the normal operation of vessels. Under EPA regulations, commercial vessels greater than 79 feet in length are required to obtain coverage under the Vessel General Permit, or “VGP,” to discharge ballast water and other wastewater into U.S. waters by submitting a Notice of Intent, or “NOI.” The VGP requires vessel owners and operators to comply with a range of best management practices and reporting and other requirements for a number of incidental discharge types and incorporates current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements. We have submitted NOIs for our vessels operating in U.S. waters and will likely incur costs to meet the requirements of the VGP. In addition, various states have also enacted legislation restricting ballast water discharges and the introduction of non-indigenous species considered to be invasive. These and any similar restrictions enacted in the future could increase the costs of operating in the relevant waters.

The U.S. Clean Air Act

On October 9, 2008, the U.S. ratified the amended Annex VI to the MARPOL Convention, addressing air pollution from ships, which went into effect on January 8, 2009. In December 2009, the EPA announced its intention to publish final amendments to the emission standards for new marine diesel engines installed on ships flagged or registered in the United States that are consistent with standards required under recent amendments to Annex VI of MARPOL. The new regulations include near-term standards beginning in 2011 for newly built engines requiring more efficient use of engine technologies in use today and long-term standards beginning in 2016 requiring an 80 percent reduction in nitrogen oxide emissions below current standards. The CAA also requires states to adopt State Implementation Plans, or “SIPs,” designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. In addition, individual states, including California, have attempted to regulate vessel emissions within state waters. The California Air Resources Board also has recently adopted fuel content regulations that would apply to all vessels sailing within 24 nautical miles of the California coast and whose itineraries call for them to enter California ports, terminal facilities or estuarine waters.

New or more stringent federal or state air emission regulations which may be adopted could require significant capital expenditures to retrofit vessels and could otherwise increase our operating costs.

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

The U.S. National Invasive Species Act (“NISA”) was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by vessels in foreign ports. Under NISA, the U.S. Coast Guard adopted regulations in July 2004 imposing mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the vessel or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. However, mid-ocean ballast exchange is mandatory for vessels heading to the Great Lakes or Hudson Bay. Mid-ocean ballast exchange is the primary method for compliance with the U.S. Coast Guard regulations, since holding ballast water can prevent vessels from performing cargo operations upon arrival in the United States and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and Hudson Bay), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. The U.S. Coast Guard has proposed amendments to its ballast water management regulations that, if finalized, could set stricter discharge limits for various invasive species or lead to requirements for active treatment of ballast water. A number of bills relating to ballast water management have been introduced in the U.S. Congress, but it is difficult to predict which, if any, will be enacted. Several states, including Michigan and California, have adopted legislation or regulations relating to the permitting and management of ballast water discharges. Other states could adopt similar requirements that could increase the costs of operation in state waters.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of December 31, 2009, the BWM Convention had been adopted by 21 states, representing 22.63% of the world’s tonnage. Each vessel in our current fleet has been issued a BWM plan Statement of Compliance by the classification society with respect to the applicable IMO regulations and guidelines.

If mid-ocean ballast exchange is made mandatory at the international level or if ballast water treatment requirements or options are instituted, significant capital expenditures to retrofit vessels will be needed and could increase our operating costs.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, a new treaty may be adopted in the future that includes restrictions on shipping emissions. International and multinational bodies or individual countries also may adopt their own climate change regulatory initiatives. The IMO recently announced its intention to develop reduction measures for greenhouse gases from international shipping in 2010. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the United States, the EPA is considering a petition from the California Attorney General and a coalition of environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the Clean Air Act. Climate change initiatives also are being considered in the U.S. Congress. These or other developments may result in U.S. federal regulations relating to the control of greenhouse gas emissions. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other individual countries where we operate that restrict emissions of greenhouse gases could entail financial impacts on our operations that we cannot predict with certainty at this time.

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

C. Organizational Structure

Safe Bulkers, Inc. is a holding company with 21 subsidiaries, 20 of which are incorporated in Liberia and one of which is incorporated in the Republic of The Marshall Islands. Of our Liberian subsidiaries, 19 either own vessels in our fleet or are parties to contracts to obtain newbuild vessels. Our subsidiaries are wholly-owned by us. A list of our subsidiaries as of January 31, 2010 is set forth in Exhibit 8.1 to this annual report.

D. Property, Plant and Equipment

We have no freehold or material leasehold interest in any real property. We occupy office space at 30-32 Avenue Karamanli, 16605 Voula, Athens, Greece, that is provided to us as part of the services we receive under our management agreement. Other than our vessels, we do not have any material property. Our vessels are subject to priority mortgages, which secure our obligations under our various credit facilities. For further details regarding our credit facilities, refer to “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Credit Facilities.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this annual report. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report, our actual results may differ materially from those anticipated in these forward-looking statements. Please see the section “Forward-Looking Statements” at the beginning of this annual report.

Overview

Our business is to provide international marine drybulk transportation services by operating vessels in the drybulk sector of the shipping industry. As of January 31, 2010 our fleet consisted of 13 drybulk vessels, and we had newbuild contracts for an additional six vessels with an aggregate capacity of 730,000 dwt. We deploy our vessels on a mix of period time and spot charters according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with period time charters or to profit from attractive spot charter rates during periods of strong charter market conditions. As of January 31, 2010, our fleet was comprised of 12 vessels employed on period time charters and one vessel employed on a spot charter. We believe our customers, some of which have been chartering our vessels or vessels of our predecessor for over 20 years, enter into period time and spot charters with us because of the quality of our young and modern vessels and our record of safe and efficient operations.

The average number of vessels in our fleet for the years ended December 31, 2007, 2008 and 2009 was 10.7, 11.1 and 13.2, respectively.

After delivery of our contracted newbuilds, our drybulk fleet will consist of 19 vessels and will have an aggregate carrying capacity of 1,807,900 dwt, assuming we do not acquire any additional vessels or dispose of any of our vessels.

Our Manager

Our operations are managed by our Manager, Safety Management Overseas S.A., under the supervision of our executive officers and our board of directors. Under our management agreement, our Manager provides us with technical, administrative and commercial services for an initial term expiring on June 3, 2010, with automatic one-year renewals for an additional eight years, at our option. Our Manager is ultimately owned by Machairiotissa Holdings Inc., which is a corporation wholly-owned by Polys Hajioannou.

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

•

Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our ownership days during that period. Fleet utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special surveys. During the three years ended December 31, 2009, our average annual fleet utilization rate was approximately 99.30%. However, an increase in annual off-hire days could reduce our operating days, and therefore, our fleet utilization.

•

Time charter equivalent rates. We define time charter equivalent rates, or “TCE rates,” as our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and trip time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and trip time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charter and, as a result, generally our TCE rates equal our time charter rates.

	Year Ended December 31,

	2007	2008	2009

	(In thousands of U.S. dollars except available days and time charter equivalent rate)
Time charter revenues	$172,057	$208,411	$168,400
Less commissions	6,209	7,639	3,794
Less voyage expenses	179	273	577

Time charter equivalent revenue	$165,669	$200,499	$164,029

Available days	3,914	4,040	4,795

Time charter equivalent rate	$42,327	$49,626	$34,208

•

Daily vessel operating expenses. We define daily vessel operating expenses to include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period. Our ability to control our fixed and variable expenses, including our daily vessel operating expenses, also affects our financial results. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, including certain crew wages, are denominated can cause our vessel operating expenses to increase.

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rates and daily vessel operating expenses for the periods indicated:

	Year Ended December 31,

	2007	2008	2009

Ownership days	3,914	4,075	4,817
Available days	3,914	4,040	4,795
Operating days	3,913	4,025	4,778
Fleet utilization	99.98%	98.77%	99.19%
TCE rates	$42,327	$49,626	$34,208
Daily vessel operating expenses	$3,176	$4,323	$4,075

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

Revenue is recognized as earned on a straight-line basis over the charter period in respect of charter agreements that provide for varying rates. The difference between the revenue recognized and the actual charter rate is recorded either as unearned revenue or accrued revenue (see “—Unearned Revenue/Accrued Revenue” below). Commissions (address and brokerage), regardless of charter type, are always paid by us and are deferred and amortized over the related charter period and are presented as a separate line item in revenues to arrive at net revenues in the accompanying combined and consolidated statements of income.

Revenues from our period time charters comprised 48.9%, 83.6% and 92.8%, respectively, of our charter revenues for the years ended December 31, 2007, 2008 and 2009. The revenues from our spot charters comprised 51.1%, 16.4% and 7.2%, respectively, of our charter revenues for the years ended December 31, 2007, 2008 and 2009.

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

Unearned Revenue/Accrued Revenue

Unearned revenue as of December 31, 2009 includes: (i) revenue received prior to the balance sheet date relating to services to be rendered after the balance sheet date amounting to $4.0 million as of December 31, 2009 and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates amounting to $29.5 million, all of which will be recognized as revenue during the period from January 1, 2010 until March 1, 2015.

Accrued revenue as of December 31, 2009 represents revenue earned prior to cash being received from varying charter rates in the amount of $1.7 million.

Unearned revenue as of December 31, 2008 includes: (i) revenue received prior to the balance sheet date relating to services that were rendered after the balance sheet date amounting to $6.4 as of December 31, 2008 and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates of which $2.1 million would be recognized as revenue during the period ending December 31, 2009 and $11.8 million of which would be recognized as revenue during the period from January 1, 2011 until March 31, 2015.

Accrued revenue as of December 31, 2008 represents revenue earned prior to cash being received from varying charter rates in the amount of $3.9 million.

We did not record any unearned revenue or accrued revenue relating to varying charter rates for the years prior to 2008, as we did not have any charter agreements before 2008 that provided for such varying charter rates. For more information, refer to Note 21 to our financial statements.

Commissions

We pay commissions ranging up to 5.5% on our period time and trip time charters, which are a type of spot charter, to unaffiliated ship brokers, other brokers associated with our charterers and to our charterers. These commissions are directly related to our revenues, from which they are deducted. We expect that the amount of our total commissions to unaffiliated ship brokers and unaffiliated in-house brokers will continue to grow as the size of our fleet grows and revenues increase following delivery of our five remaining contracted newbuilds and as a result of additional vessel acquisitions. These commissions do not include fees we pay to our Manager, which are described under “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet.”

Voyage Expenses

We charter our vessels primarily through period time charters and trip time charters under which the charterer is responsible for most voyage expenses, such as the cost of bunkers, port expenses, agents’ fees, canal dues, extra war risks insurance and any other expenses related to the cargo. We are responsible for the remaining voyage expenses such as draft surveys, hold cleaning, postage and other minor miscellaneous expenses related to the voyage. We generally do not employ our vessels on voyage charters under which we would be responsible for all voyage expenses; therefore, we have not experienced during the relevant periods, and do not expect to experience, material changes to our voyage expenses.

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

Prior to our initial public offering which was completed in June 2008, we financed vessel construction through interest-free owners advances during the relevant periods and utilized the specific loan method of accounting. As a result, no interest was capitalized as a component of vessel cost for the year ended December 31, 2007. For the year ended December 31, 2008, we capitalized interest amounting to $304,115. For the year ended December 31, 2009, we capitalized interest amounting to $58,826.

Under our management agreement with our Manager, for purchases of vessels including with respect to each of our six remaining contracted newbuilds, we will pay our Manager a commission of 1.0% on the contract price of the relevant vessel for our Manager’s services in connection with finalizing the contract, arranging for various regulatory approvals and bank financing and other administrative services. In addition, we pay our Manager a flat fee of $375,000 per newbuild, for the on-premises supervision of all newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise. These amounts payable to our Manager will be included as part of the vessel cost.

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

In addition to the fees described above, we pay our Manager the commissions and fees with respect to vessel purchases and newbuilds described above in “—Vessels, Net” and the commissions with respect to vessel sales described below under “—Gain on Sale of Assets.” Although we have not, within the past five years, deployed our vessels on bareboat charter and do not currently have any plans to deploy our vessels on bareboat charter, under our management agreement, we will also provide our Manager with a fee of $250 per day per vessel deployed on bareboat charter for providing commercial, technical and administrative services. We expect that the amount of our total management fees will increase following the delivery of our six contracted newbuilds and as a result of additional vessel acquisitions.

In relation to expenses paid to third parties associated with our being a public company, our financial statements for periods prior to our initial public offering, which was completed in June 2008, show our results of operations as a private company when we did not pay any compensation to our directors and officers. As a public company since June 2008, we have incurred additional general and administrative expenses. We expect that the primary components of general and administrative expenses, other than the management fees described above, will continue to consist of expenses associated with being a public company, which include the preparation of disclosure documents, legal and accounting costs, incremental director and officer liability insurance costs, director compensation and costs related to compliance with the Sarbanes-Oxley Act of 2002.

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

Gain on Sale of Assets

Our subsidiary, Maxpente, and certain other entities that were under common control with our subsidiaries prior to our initial public offering which was completed in June 2008 (but which were not transferred to Safe Bulkers, Inc. in connection with the offering), each owned vessels that were sold during the year ended December 31, 2007. Below is a table listing the vessels, their classes, the names of the owning entities prior to disposal and dates of disposal.

Vessel Name	Class	Owner	Disposal Date

Pedhoulas Farmer	Kamsarmax	Maxpente Shipping Corporation	January 9, 2007

Pedhoulas Fighter	Kamsarmax	Maxtria Shipping Corporation	January 26, 2007

Kanaris	Panamax	Kanastro Shipping Corporation	February 20, 2007

Eleni (the “Old Eleni”) (1)	Panamax	Eleoussa Shipping Corporation	March 26, 2007

(1)	This sold vessel has the same name as another vessel in our current fleet, so we refer to this sold vessel as the Old Eleni.

The aggregate gains on the sale of these assets were as follows:

Year Ended December 31,

2007	2008	2009

$112.4 million	$—	$—

In connection with each of these asset sales, we paid our Manager a commission of 1.0% of the sale price of the vessel. Under our management agreement, we are required to pay our Manager a commission of 1.0% of the sale price of a vessel for any future vessel sales. In June 2009 we agreed to sell our oldest vessel, Efrossini, which was delivered to her new owners on January 7, 2010. As a result, we expect that gains from vessel sales and commissions payable to our Manager will increase in 2010.

Early Redelivery Cost/Income

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

Early redelivery income reflects amounts payable to us for early termination of a period time charter resulting from a charterer’s request for early redelivery of a vessel. We may accept such requests from charterers when we believe that we are compensated by a substantial portion of the contracted revenue and maintain the opportunity to re-employ the vessel either in the spot or in the period time charter market at adequate levels.

We have entered into such arrangements for early redelivery, and incurred such costs or income in the past and we may continue to do so in the future, depending on market conditions.

On March 9, 2007, we agreed with the charterers of the Stalo to terminate the then-existing period time charter on the vessel. The period time charter had commenced on January 18, 2006, at a daily gross charter rate of $13,500, and was contractually due to expire in May 2011. We terminated the charter because the contracted charter rate was significantly lower than the charter rates that we could receive for the vessel in March 2007. Under the new agreement with the charterer, (a) we were required to pay the charterer $3.4 million upon termination of the old period time charter and redelivery of the vessel and (b) the charterer was offered the opportunity to charter the Marina, Sophia and Pedhoulas Leader under period time charters for periods of up to 5 to 14 months at below-market rates. The total cost of the early termination of the Stalo period time charter amounted to $14.4 million, which was more than offset by subsequently fixing the Stalo on two spot charters, at daily charter rates of $47,500 and $50,000, prior to entering into a two-year period time charter from July 2007 until July 2009, at a daily charter rate of $48,500.

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

On October 17, 2007, we entered into an agreement, at our request, with the then-current charterer of the Marina to terminate the charter earlier than the originally scheduled termination date of May 22, 2008 in connection with the redelivery of the Stalo, as described above. The charter had commenced on March 26, 2007 at a daily gross charter rate of $25,000. The Marina was redelivered on January 30, 2008, and the actual compensation payable to the charterer amounted to $6.5 million. The vessel was fixed on a spot charter until April 23, 2008 at a daily rate of $56,500 and was subsequently fixed on another spot charter until June 29, 2008 at a daily rate of $94,000.

On March 7, 2008, we agreed with the charterers of the Pedhoulas Trader to terminate the $54,000 daily fixed rate time charter which had commenced on February 9, 2008, and was due to expire by July 24, 2008. As compensation for early redelivery of the vessel, Petra Shipping Ltd. (“Petra”) agreed to pay the charterers an amount of $0.8 million. The vessel was redelivered on June 8, 2008, and was subsequently fixed at a daily charter rate of $76,500 until August 1, 2008.

On January 1, 2009, we took early redelivery of the Maritsa, instead of on January 13, 2009. The respective charterer paid cash compensation of $0.6 million, net of commissions.

On March 15, 2009, we took early redelivery of the Efrossini, instead of on January 8, 2011. The respective charterer paid cash compensation of $25.5 million, net of commissions. An amount of $3.6 million, representing the unearned revenue from the terminated period time charter contract, was recorded as additional early redelivery income.

On June 26, 2009, we took early redelivery of the Katerina, instead of on November 26, 2010. The respective charterer paid cash compensation of $21.5 million, net of commissions. An amount of $0.9 million, representing the unearned revenue from the terminated period time charter contract, was recorded as additional early redelivery income.

On June 28, 2009, we took early redelivery of the Maria, instead of on January 2, 2011. The respective charterer paid cash compensation of $15.5 million, net of commissions. An amount of $4.5 million, representing the unearned revenue from the terminated period time charter contract, was recorded as additional early redelivery income.

On July 19, 2009, we took early redelivery of the Pedhoulas Leader, instead of on November 22, 2009. The respective charterer paid cash compensation of $2.7 million, net of commissions.

On July 20, 2009, we took early redelivery of the Stalo, instead of on July 29, 2009. The respective charterer paid cash compensation of $0.2 million, net of commissions.

On December 17, 2009, we agreed with the charterer of the Pedhoulas Merchant to terminate the existing charter in February or March of 2010, instead of November 5, 2010. In exchange for the early redelivery of this vessel, the charterer agreed to pay cash compensation ranging from $5.1 million to $5.8 million, net of commissions, depending on the vessel’s actual redelivery date. The early redelivery income arising out of this arrangement will be recorded on redelivery of the vessel in 2010.

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

Impairment of Long-lived Assets

The Company reviews its long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we are required to evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuilds. Historically, both charter rates and vessel values tend to be cyclical. Declines in the fair market value of vessels, vessel sales and purchases, business plans and overall market conditions are considered as potential impairment indicators. In the event the independent market value of a vessel is lower than its carrying value, we determine undiscounted projected net operating cash flow for such vessel and compare it to the vessel carrying value. In this respect, management reviews the carrying amount of our vessels in connection with the estimated recoverable amount for each of our vessels. The undiscounted cash flows incorporate various factors such as estimated future charter rates, estimated scrap values, future drydocking costs, estimated vessel operating costs and estimated vessel utilization rates. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. No impairment loss was recorded for any of the periods presented.

Recent Accounting Pronouncements

Refer to Note 2 of the financial statements attached to this annual report.

Results of Operations

Year ended December 31, 2009 compared to year ended December 31, 2008

During the year ended December 31, 2009, we had an average of 13.2 drybulk vessels in our fleet. During the year ended December 31, 2008, we had an average of 11.1 drybulk vessels in our fleet.

During the year ended December 31, 2009, we acquired the vessels Martine, a Post-Panamax class vessel, and Andreas K, a Post-Panamax class vessel.

During the year ended December 31, 2008, we acquired the vessel Eleni, a Post-Panamax class vessel.

Revenues

Revenues decreased by 19.2%, or $40.0 million, to $168.4 million during the year ended December 31, 2009 from $208.4 million during the year ended December 31, 2008, as result of the net effect of the following factors: (i) decrease of TCE rate for 2009 by 31.1% to $34,208, compared to $49,626 for 2008 due to a decrease in prevailing charter rates at which a number of our vessels were chartered and (ii) increase in operating days for the year ended December 31, 2009 by 18.7% to 4,778 days, compared to 4,025 days for the year ended December 31, 2008 due to deliveries of the vessels Eleni in November 2008, Martine in February 2009 and Andreas K in September 2009.

Commissions

Commissions to unaffiliated ship brokers, other brokers associated with our charterers and our charterers during the year ended December 31, 2009 amounted to $3.8 million, a decrease of $3.8 million, or 50.0%, compared to $7.6 million during the year ended December 31, 2008, primarily due to the decrease in our revenues and to lower average contracted commissions, which were reduced to 2.25% from 3.65% for the years ended December 31, 2009 and 2008, respectively.

Vessel operating expenses

Vessel operating expenses increased by 11.4% to $19.6 million during the year ended December 31, 2009 from $17.6 million during the year ended December 31, 2008. This increase of $2.0 million reflects mainly: (i) cost for repairs, maintenance and drydocking of $1.0 million, compared to $2.2 million, primarily due to two drydockings completed during 2009, of our vessels Stalo and Maritsa, compared to four drydockings completed during 2008, of our vessels Efrossini, Maria, Vassos and Katerina, (ii) crewing cost of $10.1 million, compared to $8.2 million primarily attributable to increased salaries paid to our crews and increased number of ownership days from 4,075 in 2008 to 4,817 in 2009, (iii) cost for lubricants of $2.5 million, compared to $1.9 million mainly due to increased number of operating days from 4,025 in 2008 to 4,778 in 2009 and increased lubricants prices and (iv) cost for spares, stores and provisions of $2.8 million, compared to $2.4 million due to deliveries of two vessels in 2009 compared to one in 2008 and increased prices for stores and provisions, for the year ended December 31, 2009 and December 31, 2008, respectively.

Daily operating expenses decreased by 5.7% to $4,075 during the year ended December 31, 2009 from $4,323 during the year ended December 31, 2008, primarily due to the decrease in the costs for repairs, maintenance and drydocking.

Depreciation

Depreciation expense increased by 31.1% to $13.9 million during the year ended December 31, 2009 compared to $10.6 million during the year ended December 31, 2008, due to the increase in the average number of vessels from 11.13 during the year ended December 31, 2008 to 13.20 during the year ended December 31, 2009, as well as higher costs for the most recent additions to our fleet.

General and administrative expenses

General and administrative expenses decreased by 12.5% to $7.0 million during the year ended December 31, 2009 from $8.0 million during the year ended December 31, 2008. This decrease of $1.0 million, or 27.8%, to $2.6 million in 2009 from $3.6 million in 2008 mainly reflects the decrease in initial public offering expenses.

Interest expense

Interest expense decreased by 37.2% to $10.3 million during the year ended December 31, 2009 from $16.4 million during the year ended December 31, 2008. The $6.1 million decrease in interest expense was mainly attributable to the decrease in the weighted average interest rate of our outstanding indebtedness to 2.14% per annum (“p.a.”) for the year ended December 31, 2009 from 4.03% p.a. for the year ended December 31, 2008 due to lower prevailing LIBOR rates. The total loans outstanding as of December 31, 2009 amounted to $471.2 million compared to $468.3 million as of December 31, 2008.

Loss on derivatives

Loss on derivatives decreased by $15.1 million to a loss of $4.4 million during the year ended December 31, 2009 from a loss of $19.5 million during the year ended December 31, 2008. The decrease of $15.1 million reflects: (i) a decrease in losses of $18.5 million from interest rate derivatives as a result of the realized loss and the mark-to-market valuation of interest rate swap transactions for the year ended December 31, 2009 compared to the year ended December 31, 2008, and (ii) a loss from foreign exchange derivatives, as a result of movements of the rates of the currencies in which the derivatives contracts were denominated, of $0.9 million for the year ended December 31, 2009 compared to a gain of $2.5 million for the year ended December 31, 2008.

At December 31, 2009, the aggregate notional amount of interest rate swap transactions outstanding was $452.5 million, compared to $445.2 million at December 31, 2008. These swaps economically hedged the interest rate exposure of 96% of the Company’s aggregate loans outstanding as of December 31, 2009. The mark-to-market valuation of these interest rate swap transactions at the end of each period is affected by the prevailing comparable interest rates at that time.

Foreign currency (loss)/gain

Foreign currency gain was $0.8 million during the year ended December 31, 2009, compared to loss of $9.5 million during the year ended December 31, 2008. Foreign currency exchange losses resulted primarily from currency translation or currency conversion of loans denominated in foreign currencies. Following conversions during 2008 and the first quarter of 2009, none of our loans were denominated in foreign currency as of December 31, 2009.

Early redelivery (cost)/income

During the year ended December 31, 2009, we recorded early redelivery income, relating to the early termination of period time charters of our vessels, of $75.0 million compared to $0.6 million early redelivery cost during the year ended December 31, 2008. Early redelivery income during the year ended December 31, 2009 is analyzed as follows: (i) Maritsa was redelivered on January 1, 2009 instead of January 13, 2009, for which we received compensation of $0.6 million, net of commissions, (ii) Efrossini was redelivered on March 15, 2009 instead of January 8, 2011, for which we recognized income of $29.1 million consisting of cash compensation received of $25.5 million, net of commissions, and $3.6 million representing the unearned revenue from the terminated period time charter contract, (iii) Katerina was redelivered on June 26, 2009 instead of November 26, 2010, for which we recognized income of $22.3 million consisting of cash compensation paid by the relevant charterer on July 1, 2009 of $21.5 million, net of commissions, and $0.9 million representing the unearned revenue from the terminated period time charter contract, (iv) Maria was redelivered on June 28, 2009 instead of January 2, 2011, for which we recognized income of $20.0 million consisting of cash compensation paid by the relevant charterer on July 1, 2009 of $15.5 million, net of commissions, and $4.5 million representing the unearned revenue from the terminated period time charter contract, (v) Pedhoulas Leader was redelivered on July 19, 2009 instead of November 22, 2009, for which we received cash compensation of $2.7 million, net of commissions and (vi) Stalo was redelivered on July 20, 2009 instead of July 29, 2009, for which we received cash compensation of $0.2 million, net of commissions. Early redelivery cost during the year ended December 31, 2008 is due to cash compensation of $0.8 million paid to the charterer for the early redelivery of Pedhoulas Trader, which was reduced by $0.2 million of early redelivery income representing the unearned revenue of Marina from the terminated period time charter contract.

Loss on asset purchase cancellations

Loss on asset purchase cancellations was $20.7 million for the year ended December 31, 2009 compared to none for the year ended December 31, 2008 reflecting: (i) the aggregate loss of $13.7 million in relation to the cancellation of two Kamsarmax-class vessels in April 2009 and (ii) the loss of $7.0 million in relation to the cancellation of one Capesize-class vessel in June 2009. No asset cancellations were concluded during the year ended December 31, 2008.

Year ended December 31, 2008 compared to year ended December 31, 2007

During the year ended December 31, 2008, we had an average of 11.1 drybulk vessels in our fleet. During the year ended December 31, 2007, we had an average of 10.7 drybulk vessels in our fleet.

During the year ended December 31, 2008, we acquired the vessel Eleni, a Post-Panamax class vessel.

During the year ended December 31, 2007, we acquired the following vessels: Pedhoulas Leader, a Kamsarmax class vessel, and Sophia, a Post-Panamax class vessel.

During the year ended December 31, 2007, we sold the following vessels: two Panamax class vessels, Kanaris and Old Eleni. During this period, we also sold two Kamsarmax class vessels, Pedhoulas Farmer and Pedhoulas Fighter, immediately upon their delivery to us from the shipyard, pursuant to agreements with the purchasers of these vessels.

Revenues

Revenues increased by 21.1%, or $36.3 million, to $208.4 million during the year ended December 31, 2008, from $172.1 million during the year ended December 31, 2007. This increase is attributable primarily to an increase in the daily charter rates payable under our charters (the TCE rate for 2008 was $49,626, compared to a TCE rate of $42,327 for 2007) and an increase in operating days for the year ended December 31, 2008 by 2.9% to 4,025 days, compared to 3,913 operating days for the year ended December 31, 2007. The increase in the operating days was due to the operation of the vessels Pedhoulas Leader and Sophia for the full year 2008 (both vessels were delivered during the year 2007) and the delivery of the vessel Eleni in November 2008.

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

Vessel operating expenses

Vessel operating expenses increased by 41.9%, or $5.2 million, to $17.6 million during the year ended December 31, 2008, from $12.4 million during the year ended December 31, 2007. The increase of our vessel operating expenses was primarily due to the increase of the costs for (i) repairs, maintenance and drydocking, (ii) crewing, (iii) insurance, (iv) lubricants and (v) spares, stores and provisions.

During the year ended December 31, 2008 the cost for repairs, maintenance and drydocking increased by 633.3%, or $1.9 million, to $2.2 million, compared to $0.3 million during the year ended December 31, 2007, primarily due to the cost of drydocking four of our vessels in 2008 (Efrossini, Maria, Vassos and Katerina), compared to no vessel drydockings in 2007.

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

Depreciation

Depreciation expense increased by 10.4% during the year ended December 31, 2008, to $10.6 million, compared to $9.6 million during the year ended December 31, 2007, due to the increase in ownership days from 3,914 during the year ended December 31, 2007, to 4,075 during the year ended December 31, 2008, as well as higher costs for the most recent additions to our fleet.

General and administrative expenses

General and administrative expenses increased 116.2%, or $4.3 million, to $8.0 million during the year ended December 31, 2008, from $3.7 million during the year ended December 31, 2007. The increase is attributable to (i) an increase in remuneration paid to our Manager of $3.2 million, from $1.2 million in 2007 to $4.4 million in 2008, as a result of changes to our management terms with our Manager effective from January 1, 2008 and (ii) an increase in expenses associated with our initial public offering and our operation as a public company of 44%, or $1.1 million, from $2.5 million in 2007 to $3.6 million in 2008.

Interest expense

Interest expense increased by $8.2 million, or 100.0%, to $16.4 million during the year ended December 31, 2008, from $8.2 million during the year ended December 31, 2007. The increase in interest expense was due to the increase in the weighted average amount of loans outstanding to $408.6 million for the year ended December 31, 2008, compared to $241.9 million for the year ended December 31, 2007, as well as the increase in the weighted average interest rate of our outstanding indebtedness to 4.03% p.a. for the year ended December 31, 2008, from 3.35% p.a. for the year ended December 31, 2007.

Loss on derivatives

Loss on derivatives increased by $18.8 million to a loss of $19.5 million during the year ended December 31, 2008, from a loss of $0.7 million during the year ended December 31, 2007. The increase of $18.8 million includes the effect from foreign exchange derivatives as well as from interest rate derivatives. The effect from interest rate derivatives, which amounted to an increase of $21.7 million in losses, was as a result of the realized loss and the mark-to-market valuation of interest rate swap transactions and was partly offset by the effect from the gains from foreign exchange derivatives of $2.4 million, due to favorable movements of the rates of the currencies in which the derivatives contracts were denominated. At December 31, 2008, the aggregate notional amount of interest rate swap transactions outstanding was $445.2 million, compared to $40.0 million at December 31, 2007. These swaps economically hedged the interest rate exposure of approximately 95% of the Company’s aggregate loans outstanding as of December 31, 2008, which includes the additional interest rate swap transaction entered into as of December 31, 2008 with an inception date of January 7, 2009. The mark-to-market valuation of these interest rate swap transactions at the end of each quarter is affected by the prevailing comparable interest rates at that time.

Foreign currency loss

Foreign currency loss was $9.5 million during the year ended December 31, 2008, compared to $13.8 million during the year ended December 31, 2007, representing a reduction in losses of $4.3 million. Foreign currency exchange losses resulted primarily from currency translation or currency conversion of loans denominated in foreign currencies. Following conversions during 2008 and the first quarter of 2009, none of our loans were denominated in foreign currency as of December 31, 2009.

Gain on sale of assets

Gain on sale of assets for the year ended December 31, 2007 reflects the sale of the vessels Kanaris, Old Eleni, Pedhoulas Farmer and Pedhoulas Fighter to third-party drybulk operators for an aggregate contract price of $220.2 million, representing a gain of $112.4 million over the net book value of such vessels at the time of sale. In connection with these sales, we paid our Manager an aggregate of $2.2 million in commissions. There were no such transactions during the year ended December 31, 2008.

B. Liquidity and Capital Resources

As of December 31, 2009, we had $87.5 million in cash and restricted cash, of which 18.4 million consisted of cash and cash equivalents, $57.9 million consisted of short-term bank deposits with original maturities longer than three months and shorter than 12 months, $6.4 million consisted of short-term restricted cash and $4.8 million consisted of long-term restricted cash. In addition, as of December 31, 2009, we had $50.0 million in a long-term floating rate note investment (for more information, please see Note 10 to our financial statements included at the end of this annual report). Against this investment we may borrow, under certain conditions, up to $40.0 million in cash.

As of December 31, 2009, we had aggregate debt outstanding of $471.2 million, of which $50.2 million was payable within the next 12 months, including the entire outstanding balance of $34.5 million for the loan secured by the Efrossini, which was fully repaid on January 7, 2010 in connection with the vessel’s delivery to her new owners. As of December 31, 2009, we had additional borrowing capacity of $1.9 million under one of our credit facilities, and we accepted two commitment letters for new bank credit facilities for Hull No. 1144 and Andreas K in the aggregate amount of $74.5 million. The agreement for the secured credit facility relating to Andreas K was concluded in 2010 and $34.5 million was drawn on February 1, 2010.

Our primary liquidity needs are to fund capital expenditures in relation to newbuild contracts, financing expenses, debt repayment, vessel operating expenses, general and administrative expenses and dividend payments to our stockholders. We anticipate that our primary sources of funds will be cash from operations, additional indebtedness to be raised and, possibly, equity financing. Our commitments for newbuilds of $274.6 million as of December 31, 2009 consisted of $176.1 million which is payable in 2010, $74.5 million of which is payable in 2011 and $24.0 million of which is payable in 2012. These commitments represent the remaining installment payments for the delivery of six newbuild vessels scheduled to be delivered as follows: three vessels in 2010, two vessels in 2011 and one vessel in 2012.

We currently estimate that the contracted cash flow from operations will be sufficient to fund the operations of our fleet, including our working capital requirements, and the capital expenditure requirements through the end of 2010. However, during 2010 or 2011, we may seek additional indebtedness to partially fund our capital expenditure requirements in order to maintain a stronger cash position. We may incur additional indebtedness secured by our other five newbuild vessels which are currently unencumbered. To the extent that market conditions deteriorate, charterers may default or seek to renegotiate charter contracts, and vessel valuations may decrease, resulting in a breach of our debt covenants. In such case our contracted revenues may decrease and we may be required to make additional prepayments under existing loan facilities, resulting in additional financing needs. If we acquire additional vessels, our capital expenditure requirements will increase and we will need to rely on our present cash position, our surpluses from operations, additional borrowings under new credit facilities and proceeds from equity financing. If we are unable to obtain additional indebtedness, or to find alternative financing, we will not be capable of funding our commitments for capital expenditures relating to our contracted newbuilds, which could adversely impact the dividends we intend to pay, and could have a material adverse effect on our business, financial condition, results of operations and scheduled fleet expansion.

We have paid dividends to our stockholders, each quarter since our initial public offering in June 2008, including an aggregate amount of $32.7 million over four consecutive quarterly dividends, each in the amount of $0.15 per share, paid during 2009. We also declared a dividend of $0.15 per share, payable on February 26, 2010, to our shareholders of record on February 19, 2010. Our future liquidity needs will impact our dividend policy. We currently intend to use a portion of our free cash to pay dividends to our stockholders. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and availability, (ii) our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in our existing and future debt instruments and (v) global financial conditions. We can give no assurance that dividends will be paid in the future.

Cash Flows

Cash and cash equivalents decreased to $18.4 million as of December 31, 2009, compared to $27.7 million as of December 31, 2008. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash (Used in)/Provided by Operating Activities

Net cash provided by operating activities amounted to $211.3 million in 2009, consisting of net income after non-cash items of $195.1 million plus an increase in working capital of $16.2 million. Net cash provided by operating activities amounted to $259.6 million in 2008, consisting of net income after non-cash items of $156.7 million plus an increase in working capital of $102.9 million. The increase in working capital was mainly attributable to the settlement of amounts due from the Manager of $96.4 million prior to our initial public offering.

Net cash provided by operating activities decreased by $18.9 million to $259.6 million in 2008 compared to $278.5 million in 2007. The increase was primarily attributable to the absence of any gain from vessel sales during 2008 as opposed to $112.4 million from vessel sales during 2007, partially offset by the reduction of the amounts Due from Manager by $95.6 million.

Net Cash (Used in)/Provided by Investing Activities

Net cash flows (used in) investing activities were $(191.9) million for the year ended December 31, 2009 compared to net cash flows (used in) investing activities of $(148.2) million for the year ended December 31, 2008. The increase in cash flows (used in) investing activities of $43.7 million from 2008 is mainly attributable to the increase in vessel acquisitions and advances for vessels payments, as during the year ended December 31, 2009 we acquired two new vessels, Martine in February and Andreas K in September, while during the year ended December 31, 2008 we acquired one vessel, Eleni, in November. In 2009, the Company invested $131.5 million for vessel acquisitions and advances for vessel payments, purchased a five-year floating rate note of $50.0 million, increased its net bank time deposits by $36.6 million and released from restricted cash a net amount of $26.2 million.

Net cash flows (used in) investing activities were $(148.2) million for the year ended December 31, 2008 compared to net cash flows provided by investing activities of $88.4 million for the year ended December 31, 2007. The increase of cash flows (used in) investing activities of $236.6 million from 2007 is mainly attributable to the decrease in proceeds from the sale of vessels, as during the year ended December 31, 2008 we did not sell any vessels, while during the year ended December 31, 2007 we sold four vessels.

Net Cash (Used in)/Provided by Financing Activities

Net cash flows (used in) financing activities were $(28.7) million for the year ended December 31, 2009 compared to net cash flows (used in) financing activities of $(83.7) million for the year ended December 31, 2008. This decrease of $55.0 million compared to 2008 is largely attributable to a decrease of $47.5 million in long-term debt principal payments, a decrease of long-term debt proceeds of $179.6 million and a decrease in dividends paid of $176.5 million.

Net cash flows (used in) financing activities were $(83.7) million for the year ended December 31, 2008 compared to net cash flows (used in) financing activities of $(366.9) million for the year ended December 31, 2007. This decrease of $283.2 million compared to 2007 is largely attributable to a $187.8 million net decrease in our repayment of owners’ advances and a $174.6 decrease in dividend payments, partially offset by a $22.6 million increase in proceeds from long-term debt compared to 2007 and an increase of $29.1 million in long-term debt principal payments.

Credit Facilities

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt. Our subsidiaries have entered into individual credit facilities in order to finance the acquisition of the vessels owned by these subsidiaries and for general corporate purposes. The durations until maturity of our various credit facilities outstanding in December 31, 2009, range from 10 to 15 years, and they are repaid by semiannual principal installments and a balloon payment due on maturity. We pay interest on these facilities which is based on floating rate LIBOR plus an applicable margin. The obligations under our credit facilities are secured by first priority mortgages over the vessels owned by the respective borrower subsidiaries, first priority assignments of all insurances and earnings of the mortgaged vessels and guarantees by Safe Bulkers, Inc.

During 2009, we drew down loans totaling $42.0 million and we repaid $38.0 million of our indebtedness. As of December 31, 2009, we had 13 outstanding credit facilities with a combined outstanding balance of $471.2 million. These credit facilities have maturity dates between 2017 and 2023. For a description of our credit facilities as of December 31, 2009, please see Note 9 to our financial statements included at the end of this annual report. During 2010, we plan to repay approximately $50.2 million of our long-term debt outstanding as of December 31, 2009. On January 7, 2010, we repaid the entire amount outstanding on the Efrossini credit facility concurrently with the sale of the vessel. On February 1, 2010, we drew down a loan of $34.5 million, secured by the vessel Andreas K and other security, to increase our cash reserves. For more information regarding this credit facility, please refer to Note 25(a) of the financial statements included at the end of this annual report.

Covenants under Credit Facilities

The credit facilities impose operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit our subsidiaries’ ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;

•

permit us to pay dividends if, during the 12-month period ending March 31, 2010, one of our charters is canceled, any of its terms are waived or the payments under such charter decrease, unless we are able to demonstrate to the lender’s satisfaction that we have the necessary cash resources to meet our newbuild commitments and maintain a minimum cash balance of $25.0 million;

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

•	payment of dividends is subject to no event of default having occurred;

•	maintenance of minimum free liquidity of $500,000 is required on deposit with a relevant lender on a per vessel basis for four vessels; and

•	a minimum of 51% of its shares shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities.

We entered into supplemental agreements with our respective lenders on April 6, 2009, in relation to the loan facilities of Marathassa Shipping Corporation (“Marathassa”), Marinouki Shipping Corporation (“Marinouki”), Kerasies Shipping Corporation (“Kerasies”) and Soffive Shipping Corporation (“Soffive”), and on March 31, 2009, in relation to the credit facilities of Efragel Shipping Corporation (“Efragel”), Avstes Shipping Corporation (“Avstes”), Pelea Shipping Ltd. (“Pelea”), Marindou Shipping Corporation (“Marindou”), Eniaprohi Shipping Corporation (“Eniaprohi”) and Eniadefhi Shipping Corporation (“Eniadefhi”).

Pursuant to the supplemental agreements relating to the Marathassa, Marinouki, Kerasies and Soffive loan facilities dated April 6, 2009, the basis of calculation of the Minimum Value Covenant was amended, as the market value of the security vessel for each facility was amended to include the fair market value of any attached charter, and the margin was amended. The supplemental agreements further provide for a reduction of the margin by 10 basis points to that part of the loan balance that is equal to the amount of cash maintained in an account pledged in favor of the lender, provided that: (i) such pledged amount is on deposit for the entire duration of the applicable interest period, and in any case for not less than three months, and (ii) there is no change in the capital adequacy treatment applying to the borrower’s account pledge that is detrimental to the lender. Pursuant to a letter agreement relating to the Efragel, Avstes, Pelea, Marindou, Eniaprohi and Eniadefhi credit facilities, dated February 6, 2009, our lender asserted breaches of the Consolidated Leverage Covenant, the Consolidated Net Worth Covenant and the Minimum Value Covenant and waived compliance with these provisions until March 31, 2009. Under subsequent supplemental agreements relating to these facilities, each dated March 31, 2009, the lender waived, with effect from December 31, 2008, any events of default that may have occurred between December 31, 2008 and March 30, 2009, with respect to any breach of the Minimum Value Covenant, the Consolidated Leverage Covenant, the Consolidated Net Worth Covenant and the EBITDA Covenant. Under these supplemental agreements, the respective borrowers undertook to prepay on the next interest payment date relating to each of the relevant credit facilities an amount sufficient to restore compliance with the Minimum Value Covenant for each facility. The prepayments for each credit facility totaled $22.1 million within the year ended December 31, 2009 and were applied in order of maturity for the three principal payments following the next rollover date and applied pro rata thereafter. In addition, in the event that during the 12-month waiver period ending March 31, 2010, any charter agreement of the Company is canceled, any of its terms are waived or the charter rates under such charter agreement decrease, in order to continue paying dividends, the Company must demonstrate to the lender at the time of issuing its quarterly results that it has the necessary cash resources to meet its future newbuild commitments, assuming additional debt of $15.0 million per newbuild, while at all times maintaining a minimum cash balance of $25.0 million. Under these supplemental agreements, compliance with the covenants with respect to guarantees provided by the Company in relation to the Efragel, Avstes, Marindou, Pelea, Eniadefhi and Eniaprohi credit facilities was waived until March 31, 2010, inclusive.

As of December 31, 2009, the Company was in compliance with all debt covenants with respect to its credit facilities. If the waivers in relation to the guarantees provided by the Company with respect to the Efragel, Avstes, Marindou, Pelea and Eniadefhi credit facilities had not been in place as of December 31, 2009, the Company would still have been in compliance with all debt covenants as of that date.

Interest Rate Swaps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to economically hedge our exposure to fluctuations in prevailing market interest rates. For more information on our interest rate swap agreements, refer to Notes 15 and 25(b) to our financial statements included at the end of this annual report.

C. Research and Development, Patents and Licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they are incurred.

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for drybulk vessel services. After reaching historical highs in mid-2008, charter hire rates for Panamax and Capesize drybulk vessels reached near historically low levels and have recovered since then, although they still remain at levels below the mid-2008 historic highs. The volatility in charter hire rates reflects in part the fact that the supply of drybulk vessels in the market has been increasing, and the number of newbuild drybulk vessels on order is near historic highs. Demand for drybulk vessel services is influenced by global financial conditions. During 2009, the rapid contraction in the world economy and the expectation of declining growth or economic decline in the Asian region reduced demand for drybulk services. Accordingly, the recovery in China and India influenced positively the charter rates; however, global financial conditions remain volatile and demand for drybulk services may decrease in the future. The combination of increasing drybulk capacity (both current and expected) and decreasing demand is likely to result in reductions in charter hire rates and, as a consequence, adversely affect our operating results.

In response to the adverse changes in market conditions, we have sought to strengthen our balance sheet in view of the reduction of the availability of global credit, in order to be in a strong position to take advantage of future opportunities when the global economy recovers. For example, we have agreed to the early termination of certain of our long-term time charters, in exchange for receiving compensation from the relevant charterers (refer to Note 17 of our financial statements included at the end of this annual report for more information). Although as a result of early redelivery of these vessels, our exposure to the relatively volatile spot market (compared to the time charter market) was increased at that time, currently 11 of our 13 vessels are employed or scheduled to be employed in period time charters of more than one year. Additionally, our counterparty risk has decreased, as the agreed compensation represents a substantial portion of our future contracted revenue on the time charter contracts that have been canceled. We have also restructured our capital expenditure and debt commitments through the selective cancellation of certain of our newbuild vessels and acquisition of certain others (see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” for more information).

E. Off-Balance Sheet Arrangements

As of December 31, 2009, we did not have any off-balance sheet arrangements.

F. Contractual Obligations

Our contractual obligations as of December 31, 2009 were:

	Payments Due by Period

	Total	Less than 1 year (2010)	1-3 years (2011-2012)	3-5 years (2013-2014)	More than 5 years (After January 1, 2015)

	(Dollars in thousands)
Long-term debt obligations	$471,236	$50,242	$49,778	$53,002	$318,214
Interest payments (1)	$75,348	$19,962	$26,315	$12,816	$16,255
Payments to our Manager (2)	$50,422	$7,073	$12,641	$9,577	$21,131
Newbuild contracts	$274,590	$176,070	$98,520	—	—

Total	$871,596	$253,347	$187,254	$75,395	$355,600

(1)

Amounts shown reflect estimated interest payments we expect to make with respect to our long-term debt obligations. The interest payments reflect an assumed LIBOR-based applicable interest rate of 0.43438% (the six-month LIBOR rate as of December 31, 2009), plus the relevant margin of the applicable credit facility. See “—B. Liquidity and Capital Resources—Interest Rate Swaps.” In addition, the interest payments include the estimated net settlement of our interest rate swaps.

(2)

Under our management agreement, for the initial two-year term to June 3, 2010, we pay our Manager $575 per vessel per day for certain commercial, technical and administrative services, a fee of 1.0% of the gross freight, charter hire, ballast bonus and demurrage collected from the employment of our ships and a commission of 1.0% of the contract price of any vessels sold on our behalf. In addition, we pay our Manager a commission of 1.0% of the contract price of any vessels bought on our behalf (other than the Eleni and the Martine) and $375,000 per newbuild for the on-premises supervision of newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise. Our management agreement expires on May 28, 2018. The fees shown in the table above do not take into account any potential changes to these fees after the expiration of this initial term on June 3, 2010, nor have they taken into account the 1% fee on charter party agreements which may be contracted subsequent to December 31, 2009.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth, as of January 31, 2010, information regarding our directors and executive officers.

Name	Age	Position

Polys Hajioannou	43	Chief Executive Officer, Chairman of the Board and Class I Director

Dr. Loukas Barmparis	47	President, Secretary and Class II Director

Konstantinos Adamopoulos	47	Chief Financial Officer and Class III Director

Ioannis Foteinos	51	Chief Operating Officer and Class I Director

John Gaffney	49	Class II Director

Frank Sica	59	Class III Director

Ole Wikborg	54	Class I Director

Certain biographical information about each of these individuals is set forth below. The term of our Class I directors expires in 2012, the term of our Class II directors expires in 2010 and the term of our Class III directors expires in 2011.

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

Dr. Loukas Barmparis is our President and Secretary and has been a member of our board of directors since 2008. Dr. Barmparis also serves as the technical manager of our Manager, which he joined in February 2006. Until 2009 he was the project development manager of the affiliated Alasia Development S.A., responsible for renewable energy projects. Prior to joining our Manager and Alasia Development S.A., from 1999 to 2005 and from 1993 to 1995, Dr. Barmparis was employed at N. Daskalantonakis Group, Grecotel, one of the largest hotel chains in Greece, as technical manager and project development general manager. During the interim period between 1995 and 1999, Dr. Barmparis was employed at Exergia S.A. as an energy consultant. Dr. Barmparis holds a master of business administration (“MBA”) from the Athens Laboratory of Business Administration, a doctorate from the Imperial College of Science Technology and Medicine, a master of applied science from the University of Toronto and a diploma in mechanical engineering from the Aristotle University of Thessaloniki.

Konstantinos Adamopoulos is our Chief Financial Officer and has been a member of our board of directors since 2008. Prior to joining us, Mr. Adamopoulos was employed at Calyon, a financial institution, as a senior relationship manager in shipping finance for 14 years. Prior to this, from 1990 to 1993, Mr. Adamopoulos was employed by the National Bank of Greece in London as an account officer for shipping finance and in Athens as deputy head of the export finance department. Prior to this, from 1987 to 1989, Mr. Adamopoulos served as a finance officer in the Greek Air Force. Mr. Adamopoulos holds an MBA in finance from the City University Business School and a bachelor of science degree in business administration from the Athens School of Economics and Business Science.

Ioannis Foteinos is our Chief Operating Officer and has been a member of our board of directors since February 2009. Mr. Foteinos has 25 years of experience in the shipping industry. After obtaining a bachelor’s degree in nautical studies from Sunderland University, he joined the predecessor of our Manager, Safety Management Overseas, in 1984, where he presently serves and will continue to serve as Chartering Manager.

Frank Sica has been a member of our board of directors and of our corporate governance, nominating and compensation committee, and a member and chairman of our audit committee, since 2008. Mr. Sica has served as a Managing Partner at Tailwind Capital, a private equity firm, since 2006. From 2004 to 2005, Mr. Sica was a Senior Advisor to Soros Private Funds Management. From 2000 to 2003, Mr. Sica was President of Soros Private Funds Management LLC, which oversaw the direct real estate and private equity investment activities of Soros. In 1998, Mr. Sica joined Soros Fund Management, where he was a Managing Director responsible for Soros’ private equity investments. From 1988 to 1998, Mr. Sica was a Managing Director at Morgan Stanley. In 1996, Mr. Sica was elevated to Co-CEO of Morgan Stanley’s Merchant Banking Division, whose principal operating unit was Morgan Stanley Capital Partners. Mr. Sica is a graduate of Wesleyan University, where he received a B.A. degree, and of the Amos Tuck School of Business at Dartmouth College, where he received his MBA. Mr. Sica is also a director of CSG Systems International, an account management and billing software company for communication industries, JetBlue Airways Corporation, a commercial airline, and Kohl’s Corporation, an owner and operator of department stores.

Ole Wikborg has been a member of our board of directors and of our audit committee and corporate governance, nominating and compensation committee since 2008. Mr. Wikborg has been involved in the marine and shipping industry in various capacities for over 30 years. Since 2002, Mr. Wikborg has served as a director, senior underwriter and member of the management team of the Norwegian Hull Club, based in Oslo, Norway. From 2002 to 2006, Mr. Wikborg also served as a member and chairman of the Ocean Hull Committee of the International Union of Marine Insurance (“IUMI”), and since 2006 has served as Vice President and a member of the Executive Board of the IUMI. Since 1997, Mr. Wikborg has served as a board member of the Central Union of Marine Insurers, based in Oslo, and is presently that organization’s Chairman. From 1997 until 2002, Mr. Wikborg served as the senior vice president and manager of the marine and energy division of the Zurich Protector Insurance Company ASA, based in Oslo and Zurich, and from 1993 until 1997 he served as a senior underwriter for the marine division of Protector Insurance Company ASA, based in Oslo. Prior to his career in the field of marine insurance, Mr. Wikborg served in the Royal Norwegian Navy, attaining the rank of Lieutenant Commander.

John Gaffney has been a member of our board of directors and of our audit committee, and a member and chairman of our corporate governance, nominating and compensation committee, since October 2009. Mr. Gaffney joined Solyndra, Inc. in January 2010 as its Senior Vice President, Corporate Affairs and General Counsel, where he leads Solyndra’s corporate affairs and legal activities. From January 2008 through December 2009, Mr. Gaffney was an Executive Vice President at First Solar, where he led First Solar’s corporate development, legal, sustainable development and environmental affairs activities. Prior to joining First Solar, Mr. Gaffney practiced law at the firm of Cravath, Swaine & Moore LLP, where he was a partner from 1993 to 2008. During his time at Cravath, Mr. Gaffney advised numerous corporate and financial institution clients on merger, acquisition and capital markets transactions. Mr. Gaffney holds a B.A. from George Washington University and a J.D. and an MBA from New York University.

B. Compensation of Directors and Senior Management

We did not pay our directors prior to our initial public offering. Beginning from the date of closing of our initial public offering on June 3, 2008 through September 30, 2008, each non-executive independent director received a fee of $10,000. Since October 1, 2008 through the date of the 2009 annual meeting of the shareholders of the Company, and for subsequent years measured from the date of the annual meeting of the shareholders of the Company, non-executive independent directors have been paid an annual fee in the amount of $40,000 plus reimbursement for their out-of-pocket expenses.

In addition, the chairman of the audit committee, Frank Sica, received, from the date of closing of our initial public offering on June 3, 2008 through September 30, 2008, the equivalent of $15,000 in the form of shares of our common stock. From October 1, 2008 through the date of the 2009 annual meeting of the shareholders of the Company, and for subsequent years measured from the date of the annual meeting of the shareholders of the Company, the chairman of the audit committee, Frank Sica, has received the annual equivalent of $60,000 in the form of shares of our common stock. Beginning on January 1, 2010, John Gaffney and Ole Wikborg will receive the annual equivalent of $30,000 in the form of shares of our common stock, payable in arrears on a quarterly basis as measured from that date. The members of our senior management have not received and will not receive any compensation from us other than for their services as directors. We do not have any employment contracts with any of our executive officers whose services are provided to us by our Manager. For a discussion of the fees payable to our Manager, refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreement”. Also, we do not have any service contracts with any of our non-executive directors that provide for benefits upon termination of their services.

No amounts are set aside or accrued by us to provide pension, retirement or similar benefits.

C. Board Practices

As of December 31, 2009, we had seven members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. None of our directors is a party to service contracts with us providing for benefits upon termination of employment.

During the fiscal year ended December 31, 2009, the full board of directors held five meetings. Each director attended all of the meetings of committees of which the director was a member. Our board of directors has determined that each of Mr. Sica, Gaffney and Wikborg are independent within the current meanings of independence employed by the corporate governance rules of the New York Stock Exchange and the SEC.

Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the chairman of the audit committee, Mr. Frank Sica, or to the chairman of the corporate governance, nominating and compensation committee, Mr. John Gaffney, may do so by writing to our Secretary, Dr. Loukas Barmparis, Safe Bulkers, Inc., 30-32 Avenue Karamanli, 16605, Voula, Athens, Greece.

Corporate Governance

The board of directors and our Company’s management have engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the New York Stock Exchange and the SEC.

We have adopted a number of key documents that are the foundation of the Company’s corporate governance, including:

•	a Code of Business Conduct and Ethics for all officers and employees, which incorporates a Code of Ethics for directors and a Code of Conduct for corporate officers;

•	a Corporate Governance, Nominating and Compensation Committee Charter; and

•	an Audit Committee Charter.

These documents and other important information on our governance are posted on our website and may be viewed at http://www.safebulkers.com. We will also provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of our Secretary, Dr. Loukas Barmparis, Safe Bulkers, Inc., 30-32 Avenue Karamanli, 16605, Voula, Athens, Greece.

Committees of the Board of Directors

Audit committee

Our audit committee consists of Ole Wikborg, John Gaffney and Frank Sica, as chairman. Our board of directors has determined that Frank Sica qualifies as an audit committee “financial expert,” as such term is defined in Regulation S-K promulgated by the SEC. The audit committee is responsible for:

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

•

annually reviewing an independent auditors’ report describing the auditing firm’s internal quality-control procedures, and any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm;

•	discussing the annual audited financial and quarterly statements with management and the independent auditors;

•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	discussing policies with respect to risk assessment and risk management;

•	meeting separately, and periodically, with management, internal auditors and the independent auditor;

•	reviewing with the independent auditor any audit problems or difficulties and management’s responses;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	annually reviewing the adequacy of the audit committee’s written charter, the internal audit charter, the scope of the annual internal audit plan and the results of internal audits;

•	reporting regularly to the full board of directors; and

•	handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time.

Corporate governance, nominating and compensation committee

Our corporate governance, nominating and compensation committee consists of Ole Wikborg, Frank Sica and John Gaffney, as chairman. The corporate governance, nominating and compensation committee is responsible for:

•

nominating candidates, consistent with criteria approved by the full board of directors, for the approval of the full board of directors to fill board vacancies as and when they arise, as well as putting in place plans for succession, in particular, of the chairman of the board of directors and executive officers;

•	selecting, or recommending that the full board of directors select, the director nominees for the next annual meeting of shareholders;

•	developing and recommending to the full board of directors corporate governance guidelines applicable to us and keeping such guidelines under review;

•	overseeing the evaluation of the board and management; and

•	handling such other matters that are specifically delegated to the corporate governance, nominating and compensation committee by the board of directors from time to time.

D. Employees

Other than with an employee who serves as our legal representative in Greece, we have no salaried employees and have not entered into any employment agreements. Our Manager employs, and provides us with, all four of our executive officers, including our chief executive officer, Polys Hajioannou, our president, Dr. Loukas Barmparis, our chief financial officer, Konstantinos Adamopoulos, and our chief operating officer, Ioannis Foteinos. Our Manager is responsible for paying any salaries payable to our executive officers. Approximately 294 officers and crew members served on board the vessels we own as of December 31, 2009, but are employed by our Manager.

E. Share Ownership

The common stock beneficially owned by our directors and executive officers and/or companies affiliated with these individuals is disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below.

Equity Compensation Plans

We have agreed to provide the chairman of the audit committee, Mr. Frank Sica, as part of his remuneration, the annual equivalent of $60,000 in the form of shares of our common stock. Commencing on January 1, 2010, Mr. John Gaffney and Mr. Ole Wikborg, as part of their remuneration as non-management independent directors, will receive the annual equivalent of $30,000 each, in the form of shares of our common stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of January 31, 2010 held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of January 31, 2010 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 54,514,643 shares of common stock outstanding as of January 31, 2010. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Identity of Person or Group	Number of Shares of Common Stock Owned	Percentage of Common Stock

5% Beneficial Owners:

Vorini Holdings Inc. (1)	44,695,300	81.99%

Nicolaos Hadjioannou (2)	44,695,300	81.99%

Officers and Directors:

Polys Hajioannou (2)	44,695,300	81.99%

Dr. Loukas Barmparis	—	—

Konstantinos Adamopoulos	—	—

Ioannis Foteinos	—	—

Frank Sica	29,024	*

Ole Wikborg	—	—

John Gaffney	—	—

All executive officers and directors as a group (7 persons)	44,724,324	82.04%

*	Less than 1%.

(1)	Vorini Holdings Inc. is controlled by Polys Hajioannou and Nicolaos Hadjioannou.

(2)	By virtue of shares owned indirectly through Vorini Holdings Inc., which is our principal stockholder.

In June 2008, we completed a registered public offering of our shares of common stock in which the selling stockholder was Vorini Holdings Inc., and our common stock began trading on the New York Stock Exchange. Our major stockholders have the same voting rights as our other stockholders. As of January 31, 2010, we had four stockholders of record. Three of these stockholders of record were located in the United States and held an aggregate 10,012,931 shares of common stock, representing approximately 18.37% of our outstanding shares of common stock. However, one of the United States stockholders of record is Cede & Co., a nominee of The Depository Trust Company, which holds 10,008,607 shares of our common stock. Accordingly, we believe that the shares held by Cede & Co. include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control. We are not aware of any significant changes in the percentage ownership held by any major stockholders since our initial public offering.

Vorini Holdings Inc. owns approximately 81.99% of our outstanding common stock. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. Shares of our common stock held by Vorini Holdings Inc. do not have different or unique voting rights.

B. Related Party Transactions

Management Affiliations

Our Manager, Safety Management Overseas S.A., is ultimately owned by Machairiotissa Holdings Inc., which is wholly-owned by Polys Hajioannou, our chief executive officer. Our Manager, along with its predecessor, has provided services to our vessels since 1965 and continues to provide technical, administrative and certain commercial services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management, including chartering our vessels, pursuant to our management agreement described below.

Management Agreement

Under our management agreement, our Manager is responsible for providing us with technical, administrative and certain commercial services, which include the following:

Technical Services

These services include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory compliance and compliance with the law of the flag state of each vessel and of the places where the vessel operates, ensuring classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, training, transportation and lodging, insurance (including handling and processing all claims) of, and appropriate investigation of any charterer concerns with respect to, the crew, conducting union negotiations concerning the crew, performing normally scheduled drydocking and general and routine repairs, arranging insurance for vessels (including marine hull and machinery, protection and indemnity and risks insurance), purchasing stores, supplies, spares, lubricating oil and maintenance capital expenditures for vessels, appointing supervisors and technical consultants, providing technical support, shoreside support and shipyard supervision, and attending to all other technical matters necessary to run our business.

Commercial Services

These services include chartering the vessels which we own, assisting in our chartering, locating, purchasing, financing and negotiating the purchase and sale of our vessels, supervising the design and construction of newbuilds, and such other commercial services as we may reasonably request from time to time.

Administrative Services

These services include administering payroll services, assistance with the preparation of our tax returns and financial statements, assistance with corporate and regulatory compliance matters not related to our vessels, procuring legal and accounting services, assistance in complying with U.S. and other relevant securities laws, human resources (including provision of our executive officers and directors of our subsidiaries), cash management and bookkeeping services, development and monitoring of internal audit controls, disclosure controls and information technology, assistance with all regulatory and reporting functions and obligations, furnishing any reports or financial information that might be requested by us and other non-vessel related administrative services, assistance with office space, providing legal and financial compliance services, overseeing banking services (including the opening, closing, operation and management of all of our accounts, including making deposits and withdrawals reasonably necessary for the management of our business and day-to-day operations), arranging general insurance and director and officer liability insurance (at our expense), providing all administrative services required for any subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business.

Reporting Structure

Our Manager reports to us and to our board of directors through our executive officers.

Compensation of Our Manager

Under our management agreement, in return for providing technical, commercial and administrative services, our Manager receives a fee of $575 per vessel per day for vessels in our fleet, prorated for the number of calendar days that we own or charter-in each vessel and $250 per vessel per day, for bareboat charters. Our Manager also receives a fee of 1.0% on all gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in our fleet. Further, our Manager receives a commission of 1.0% based on the contract price of any vessel bought or sold by it on our behalf, including each of our contracted newbuilds, other than Eleni and Martine. For these two Post-Panamax class vessels, our Manager received a commission of 1.0% based on the contract prices of the vessels through separate agreements with Itochu Corporation. We also pay our Manager a flat fee of $375,000 per newbuild, for the on-premises supervision of all newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise. The management fees are fixed until June 3, 2010, and are not subject to adjustment for euro/U.S. dollar exchange rate fluctuations or deflation during that period. After June 3, 2010, these fees will be adjusted every year by agreement between us and our Manager.

The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain public company expenses such as directors, and officers’ liability insurance, legal and accounting fees and other similar third party expenses, which are reimbursed by us.

Each year, our Manager prepares and submits to us a detailed draft budget for the next calendar year, which includes a statement of estimated revenue, estimated general and administrative expenses and a proposed budget for capital expenditures, repairs or alterations. Once approved by us, this draft budget becomes the approved budget.

Term and Termination Rights

Subject to the termination rights described below, the initial term of our management agreement expires on June 3, 2010. Upon expiration of the initial term or any renewal term, our management agreement automatically renews for one-year periods until June 3, 2018, at which point the agreement will expire. In addition to the termination provisions outlined below, we are able to terminate our management agreement at any point after the initial term upon 12 months’ notice to our Manager. Such notice of termination has not been provided to our Manager by us.

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

•

any acquisition of our shares or a merger, consolidation or similar transaction results in any “person” or “group” acquiring 40% or more of the total voting power of our or the resulting entity’s outstanding voting securities, and such percentage represents a higher percentage of such voting power than that held directly or indirectly by Polys Hajionnaou and Nicolaos Hadjioannou, collectively; or

•	there is a change in directors after which a majority of the members of our board of directors are not continuing directors.

“Continuing directors” means, as of any date of determination, any member of our board of directors who was:

•	a member of our board of directors on June 4, 2008; or

•

nominated for election or elected to our board of directors with the approval of a majority of the directors then in office who were either directors on June 4, 2008 or whose nomination or election was previously so approved.

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

(b)

with respect to drybulk vessels that are owned or operated by companies affiliated with our chief executive officer or Nicolaos Hadjioannou, subject in each case to compliance with, or waivers of, the restrictive covenant agreements entered into between us and companies affiliated with our chief executive officer or Nicolaos Hadjioannou.

Our Manager has also agreed that if one of our drybulk vessels and a drybulk vessel owned or operated by a company affiliated with our chief executive officer or Nicolaos Hadjioannou are both available and meet the criteria for a charter being fixed by our Manager, our drybulk vessel will receive such charter. In October 2009, Nicolaos Hadjioannou acquired a secondhand Panamax class vessel which receives limited management services from our Manager.

Currently our Manager provides certain management services to two vessels operated by an unaffiliated third party (see “—Restrictive Covenant Agreements” below) pursuant to a waiver of the relevant provisions of the Management Agreement, approved by our independent directors, and one vessel operated by an affiliated third party (described above).

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

For these purposes, a “proposed change in control of our Manager” means (a) the approval of the board of directors of our Manager or the stockholders of our Manager of a proposed sale of all or substantially all of the assets or property of our Manager necessary for the performance of its services under the management agreement, (b) the approval of our Manager’s stockholders of a proposed sale of our Manager’s shares that would result in Polys Hajioannou and Nicolaos Hadjioannou, collectively, owning less than 80% of the outstanding voting securities of our Manager or (c) the approval of our Manager’s stockholders of a proposed merger, consolidation or similar transaction, as a result of which Polys Hajioannou and Nicolaos Hadjioannou, directly or indirectly, collectively, would beneficially own less than 80% of the outstanding voting securities of the resulting entity following such transaction.

Restrictive Covenant Agreements

Under restrictive covenant agreements entered into with us, Polys Hajioannou, Vorini Holdings Inc., Machairiotissa Holdings Inc., or any entity controlled by, or under common control with, any of the above (together, the “Hajioannou Entities”), have agreed to restrictions on their ownership or operation of any drybulk vessels or the acquisition, investment in or control of any business involved in the ownership or operation of drybulk vessels, subject to the exceptions described below.

In the case of Polys Hajioannou, the restricted period continues until the later of (a) one year following the termination of the management agreement and (b) one year following the termination of his services and employment with us. In the case of the Hajioannou Entities, the restricted period continues until one year following the termination of the management agreement. Notwithstanding these restrictions, Polys Hajioannou and the Hajioannou Entities are permitted to engage in the restricted activities during the restricted periods in the following circumstances:

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

As noted above, Polys Hajioannou and the Hajioannou Entities are permitted to engage in restricted activities with respect to two types of permitted acquisitions. One such permitted acquisition is an acquisition of a drybulk vessel or an acquisition or investment in a drybulk vessel business on terms and conditions as to price that are not more favorable, and on such other terms and conditions that are not materially more favorable, than those first offered to us and refused by a majority of our independent directors. The second type of permitted acquisition is an acquisition of a group of vessels or a business that includes non-drybulk vessels and non-drybulk vessel businesses, provided that less than 50% of the fair market value of the acquisition is attributable to drybulk vessels or drybulk vessel businesses. Under this second type of permitted acquisition, we must be promptly given the opportunity to buy the drybulk vessels or drybulk vessel businesses included in the acquisition for their fair market value plus certain break-up costs.

Polys Hajioannou and the Hajioannou Entities have also agreed that if one of our drybulk vessels and a drybulk vessel owned or operated by any of the Hajioannou Entities are both available and meet the criteria for a charter being fixed by our Manager, our drybulk vessels will receive such charter.

In February 2009, pursuant to the terms of the restrictive covenant agreements, a committee comprised of the independent directors of the Company, and subsequently the full board of directors of the Company, decided to refuse an offer to purchase a business, which at the time was wholly-owned by Polys Hajioannou and Nicolaos Hadjioannou, of chartering-in and chartering-out unrelated third-party vessels. The business was subsequently sold to an unaffiliated third party. Two vessels operated by this business receive limited management services from our Manager pursuant to a waiver of our Management Agreement’s relevant provisions, approved by our independent directors.

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

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” below.

Legal Proceedings

We have not been involved in any legal proceedings which may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity.

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

Dividend Policy

We paid our first quarterly dividend as a public company of $0.1461 per share in August 2008 and subsequent dividends of $0.475 per share in November 2008 and $0.15 per share in February 2009, May 2009, August 2009 and November 2009. We also declared a dividend of $0.15 per share on February 9, 2010, for the shareholders of record on February 19, 2010, payable on or about February 26, 2010.

We currently intend to use a portion of our free cash to pay dividends to our shareholders. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (a) our earnings, financial condition and cash requirements and availability, (b) our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, (c) provisions of Marshall Islands and Liberian law governing the payment of dividends, (d) restrictive covenants in our existing and future debt instruments and (e) global financial conditions. There can be no assurance that dividends will be paid. Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves, as well as additional factors unrelated to our profitability. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments. See “Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Industry and Our Business” for a discussion of the risks related to our ability to pay dividends.

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

	Price Range

	High	Low

2008 (1)	$19.05	$3.27
2009	9.40	2.81

Second Quarter 2008 (1)	19.00	17.97
Third Quarter 2008	19.05	10.90
Fourth Quarter 2008	11.35	3.27
First Quarter 2009	8.75	2.81
Second Quarter 2009	7.95	3.17
Third Quarter 2009	8.62	6.02
Fourth Quarter 2009	9.40	6.92

August 2009	8.62	7.33
September 2009	8.57	6.77
October 2009	8.45	6.96
November 2009	9.40	6.92
December 2009	9.03	8.16
January 2010	9.11	7.91

(1)	For the period from May 29, 2008, the date on which our common stock began trading on the New York Stock Exchange, until the end of the period.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, of which, as of December 31, 2009 and January 31, 2010, 54,512,931and 54,514,643 shares were issued and outstanding, respectively, and 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of December 31, 2008 and January 31, 2010, no shares were issued and outstanding. Of this blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan.” All of our shares of stock are in registered form.

Please see Note 1 to our financial statements included at the end of this annual report for a discussion of the history of our share capital.

B. Memorandum and Articles of Association

Our purpose, as stated in our articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

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

Pursuant to the provisions of our bylaws, the board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. The board of directors has the authority to fix the amounts which shall be payable to the non-employee members of our board of directors for attendance at any meeting or for services rendered to us.

Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future. Our common stock is not subject to any sinking fund provisions and no holder of any shares will be required to make additional contributions of capital with respect to our shares in the future. There are no provisions in our articles of incorporation or bylaws discriminating against a shareholder because of his or her ownership of a particular number of shares.

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

The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights or a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors. The adoption of the rights agreement was approved by our existing stockholder prior to our initial public offering in May 2008.

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

Our controlling stockholder, Vorini Holdings, Inc., and its affiliates are excluded from the definition of “acquiring person” for purposes of the rights, and therefore their ownership or future share acquisitions cannot trigger the rights. Specified “inadvertent” owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common stock by us, will not become acquiring persons as a result of those transactions.

Our board of directors may defer the rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of shares of common stock.

Until the rights distribution date:

•	our common stock certificates will evidence the rights, and the rights will be transferable only with those certificates; and

•	any new shares of common stock will be issued with rights, and new certificates will contain a notation incorporating the rights agreement by reference.

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

If a flip-in event occurs, all rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances which the rights agreement specifies.

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

Antidilution

The number of outstanding rights associated with our common stock is subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of our common stock occurring prior to the rights distribution date. With some exceptions, the rights agreement does not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also does not require us to issue fractional shares of our preferred stock that are not integral multiples of one one-hundredth of a share, and, instead, we may make a cash adjustment based on the market price of the common stock on the last trading date prior to the date of exercise. The rights agreement reserves us the right to require, prior to the occurrence of any flip-in event or flip-over event, that, on any exercise of rights, a number of rights must be exercised so that we will issue only whole shares of stock.

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

Exchange of rights

We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange must be at an exchange ratio of one share of common stock per right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to

•

any person other than our existing stockholder becoming the beneficial owner of common stock with voting power equal to 50% or more of the total voting power of all shares of common stock entitled to vote in the election of directors; or

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

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or sale of all, or substantially all, of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of The Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange. The value of the shares of the dissenting stockholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

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

Election and removal of directors

Our articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation and bylaws also provide that our directors may be removed only for cause. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Calling of special meeting of stockholders

Our articles of incorporation and bylaws provide that special meetings of our stockholders may only be called by our Chairman of the board of directors, chief executive officer or by either, at the request of a majority of our board of directors.

Advance notice requirements for stockholder proposals and director nominations

Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our offices not less than 90 days nor more than 120 days prior to the first anniversary date of the previous year’s annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or to make nominations for directors at an annual meeting of stockholders.

C. Material Contracts

The following is a summary of each material contract that we have entered into outside the ordinary course of business during the two-year period immediately preceding the date of this annual report. Such summaries are not intended to be complete and reference is made to the contracts themselves, which are exhibits to this annual report.

(a)

Management Agreement, dated May 29, 2008, between Safety Management Overseas S.A. and Safe Bulkers, Inc. For a description of the Management Agreement, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreement.”

(b)

Restrictive Covenant Agreement, dated May 29, 2008, between Safe Bulkers, Inc., Vorini Holdings Inc., Polys Hajioannou, SafeFixing Corporation and Machairiotissa Holdings Inc. For a description of this Restrictive Covenant Agreement, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreements.”

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

(e)

Registration Rights Agreement, dated May 14, 2008, between Safe Bulkers, Inc. and Vorini Holdings Inc. For a description of the Registration Rights Agreement, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement.”

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

Liberian Tax Considerations

The Republic of Liberia enacted a new income tax act effective as of January 1, 2001. In contrast to the income tax law previously in effect since 1977, the New Act does not distinguish between the taxation of “non-resident” Liberian corporations, such as our Liberian subsidiaries, which conduct no business in Liberia and were wholly exempt from taxation under the prior law, and “resident” Liberian corporations, which conduct business in Liberia and are (and were under the prior law) subject to taxation.

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

United States Federal Income Tax Considerations

The following discussion of U.S. federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion does not address any U.S. state or local taxes.

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

We believe that we will not satisfy the requirements of Section 883 of the Code. As a result, we will be subject to the 4% U.S. income tax on our source shipping income. Since we expect that no more than 50% of our shipping income would be treated as U.S. source shipping income, we expect that the maximum effective rate of U.S. income tax on our gross shipping income would not exceed 2%. Many of our charters contain a provision that obligates the charterer to reimburse us for the 4% U.S. income tax that we are required to pay in respect of the vessel subject to the relevant charter.

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

United States Federal Income Taxation of U.S. Holders

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

Because we are not a U.S. corporation, if you are a U.S. corporation (or a U.S. entity taxable as a corporation), you will not be entitled to claim a dividends-received deduction with respect to any distributions you receive from us.

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

(d) you are not under an obligation to make related payments with respect to positions in substantially similar or related property; and

(e) certain other conditions are met.

Special rules may apply to any “extraordinary dividend.” Generally, an extraordinary dividend is a dividend in an amount that is equal to (or in excess of) 10% of your adjusted tax basis (or fair market value in certain circumstances) in a share of our common stock. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income” and if you are an individual, estate or trust, then any loss you derive from a subsequent sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

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

Taxation of U.S. Holders That Make a Timely “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we believe, our common stock is treated as “marketable stock,” you would be allowed to make a “mark-to-market” election with respect to our common stock, provided that you complete and file IRS Form 8621 in accordance with the relevant instructions. If that election is made, you generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our common stock at the end of the taxable year over your adjusted tax basis in our common stock. You also would be permitted an ordinary loss in respect of the excess, if any, of your adjusted tax basis in our common stock over its fair market value at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). Your tax basis in our common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by you.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect and copy our public filings without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. You may obtain copies of all or any part of such materials from the SEC upon payment of prescribed fees. You may also inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a web site maintained by the SEC at http://www.sec.gov.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Quantitative Information About Market Risk

Interest Rate Risk

We are subject to market risks relating to changes in interest rates because we, through our subsidiaries, have floating rate debt outstanding, which is based on U.S. LIBOR plus, in the case of each credit facility, a specified margin. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we use derivative financial instruments. We had entered into 13 interest rate swap agreements as of December 31, 2009, compared to 11 interest rate swap agreements as of December 31, 2008, in order to manage future interest costs and the risk associated with changing interest rates.

The total notional principal amount of these swaps as of December 31, 2009 was $452.5 million. The swaps have specified rates and durations. Refer to the table in Note 15 of our financial statements included at the end of this annual report which summarizes the interest rate swaps in place as of December 31, 2009 and December 31, 2008.

Under our interest rate swap transactions, the bank effects quarterly or semiannual floating-rate payments to us for the relevant amount based either on the three- or six-month U.S. LIBOR and we make quarterly or semiannual payments to the bank on the relevant amount at the respective fixed rates.

We entered into these interest rate swap agreements to mitigate our exposure to interest rate fluctuations and at a time when we believed long-term interest rates were reasonably low. No interest rate swap meets hedge accounting criteria under accounting guidance relating to Fair Value Measurement. Although we are exposed to credit-related losses in the event of non-performance in connection with such swap agreements, because the counterparties are major financial institutions, we consider the risk of loss due to their nonperformance to be minimal.

Through these swap transactions, we effectively hedged the interest rate exposure of 96% of our loans outstanding as of December 31, 2009. On January 7, 2010 we prepaid in full the credit facility secured by our vessel Efrossini, concurrently with her sale and delivery to her new owners. The relevant interest rate swap transaction was novated and amended to hedge the interest rate risk in relation to the credit facility secured by our vessel Andreas K (refer to Note 25(b) of our financial statements at the end of this annual report).

The following table sets forth the sensitivity of our existing loans as of December 31, 2009 as to a 100 basis point increase in LIBOR during the next five years, and reflects the additional interest expense.

Year	Amount

2010	$0.0 million
2011	$0.8 million
2012	$2.5 million
2013	$3.0 million
2014	$3.2 million

Foreign Currency Exchange Risk

We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2009 we incurred approximately 20.24% of our vessel operating expenses in currencies other than the U.S. dollar. As of December 31, 2009, approximately 12.12% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar. Our outstanding accounts payable denominated in foreign currencies are subject to exchange rate risk and their value fluctuates with changes in exchange rates.

A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2009, would have increased our vessel operating expenses by approximately $397,300 and the fair value of our outstanding accounts payable by approximately $31,900.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Please see “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Material Modifications to the Rights of Security Holders

We adopted a stockholder rights plan on May 13, 2008 that authorizes the issuance to our existing stockholders of preferred share rights and additional shares of common stock if any third party seeks to acquire control of a substantial block of our common stock. See “Item 10. Additional Information —B. Memorandum and Articles of Association—Stockholder Rights Plan” included in this annual report for a description of the stockholder rights plan.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2009. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2009.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act and for the assessment of the effectiveness of internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In making its assessment of our internal control over financial reporting as of December 31, 2009, management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Management concluded that, as of December 31, 2009, our internal control over financial reporting was effective.

Deloitte Hadjipavlou, Sofianos & Cambanis S.A. (“Deloitte”), our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2009 which is reproduced in its entirety in Item 15(c) below.

C. Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Safe Bulkers, Inc.,
Majuro, Republic of The Marshall Islands,

We have audited the internal control over financial reporting of Safe Bulkers, Inc., and its subsidiaries (the “Company”) as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated February 23, 2010 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece

February 23, 2010

D. Changes in Internal Control over Financial Reporting

During the period covered by this annual report, we have made no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee consists of three independent directors, John Gaffney, Ole Wikborg and Frank Sica, who is the chairman of the committee. Our board of directors has determined that Frank Sica, whose biographical details are included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”, qualifies as an audit committee financial expert as defined under current SEC regulations.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for all officers and employees of our company, which incorporates a Code of Ethics for directors and a Code of Conduct for corporate officers, a copy of which is posted on our website, and may be viewed at http://www.safebulkers.com/corp-ethics.htm. We will also provide a paper copy of this document free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Dr. Loukas Barmparis, Secretary, Safe Bulkers, Inc., 32 Avenue Karamanli, 16605, Voula, Athens, Greece. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2009.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2006, 2007, 2008 and 2009.

The chart below sets forth the total amount billed and accrued for the Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. services performed in 2008 and 2009 and breaks down these amounts by the category of service.

	2008	2009

	(In Thousands)
Audit fees	$872	$579
Audit-related fees	—	116
Tax fees	—	—
All other fees	—	—
Total fees	$872	$695

Audit Fees

Audit fees represent compensation for professional services rendered for the audit of the combined and consolidated financial statements of the Company and for the review of the quarterly financial information as well as in connection with the review of the of registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings. We filed our Registration Statement on Form F-1 (Reg. No. 333-150995), with the SEC in the first half of 2008 and Registration Statement on Form F-3 (Reg. No. 333-162381), in the third quarter of 2009.

Audit-related fees

Audit-related fees for 2009 represent compensation for professional services in connection with the provision of certain internal control consulting services relating to the Company’s readiness program to address certain matters in connection with the Sarbanes-Oxley Act of 2002.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On June 10, 2009, the Company announced that Vorini Holdings Inc. authorized a program under which it may from time to time purchase shares of the Company’s common stock. The maximum number of shares of common stock that can be purchased under the program represented approximately 2% of the Company’s shares outstanding and 10.9% of its public float as of June 10, 2009. As of June 10, 2009, the Company had 54,508,907 shares of common stock outstanding. Approximately 44,533,907 of those shares, or 81.7% of common stock outstanding, were held by the Company’s affiliates, according to information provided to the Company by such affiliates. The remaining 9,975,000 shares, or 18.3% of common stock outstanding, represented the public float. The program is still in effect and details on the shares purchased in 2009 pursuant to the program are set forth in the table below. There were no such purchases conducted outside of the program.

Period	Total Number of Shares (or Units) Purchased (a)	Average Price Paid per Share (or Units)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares ( or Units) that May Yet Be Purchased Under the Plans or Programs

2009

June	152,900	$6.28	152,900	927,100

July	41,500	$6.12	41,500	885,600

August	—	—	—	—

September	—	—	—	—

October	—	—	—	—

November	900	$7.00	900	884,700

December	—	—	—	—

(a) All purchases have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act.

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

Executive Sessions

The New York Stock Exchange requires that non-management directors meet regularly in executive sessions without management. The New York Stock Exchange also requires that all independent directors meet in an executive session at least once a year. As permitted under Marshall Islands law and our bylaws, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-27 included herein by reference.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation*

1.2	Articles of Amendment to Amended and Restated Articles of Incorporation**

1.3	Amended and Restated Bylaws*

2.1	Form of Registration Rights Agreement between Safe Bulkers, Inc. and Vorini Holdings Inc.*

2.2	Stockholder Rights Agreement*

2.3	Specimen Share Certificate*

4.1	Form of Management Agreement between Safety Management Overseas S.A. and Safe Bulkers, Inc.*

4.2	Form of Restrictive Covenant Agreement among Safe Bulkers, Inc., Polys Hajioannou, Vorini Holdings Inc., SafeFixing Corp and Machairiotissa Holdings Inc.*

4.3	Form of Restrictive Covenant Agreement between Safe Bulkers, Inc. and Polys Hajioannou*

4.4	Shipbuilding Contract, dated December 6, 2006, with Jiangsu Rongsheng Heavy Industries Group Co., Ltd for the HN 1074*

4.5	Memorandum of Agreement, dated October 26, 2007, for the HN 1039*

4.6	Memorandum of Agreement, dated October 26, 2007, for the HN 1050*

8.1	List of Subsidiaries

12.1	Certification of principal executive officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended

12.2	Certification of principal financial officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended

13.1	Certification of principal executive officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Consent of Independent Registered Public Accounting Firm

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995) filed with the SEC and hereby incorporated by reference to such Registration Statement.

**	Previously filed as an exhibit to the Company’s Form 6-K filed with the SEC on October 8, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

February 23, 2010

By

/s/ KONSTANTINOS ADAMOPOULOS

Name: Konstantinos Adamopoulos
Title: Chief Financial Officer and Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Safe Bulkers, Inc.
Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Safe Bulkers, Inc. and its subsidiaries (the “Company”) as of December 31, 2008 and 2009, and the related combined and consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. The combined and consolidated financial statements include the operations of the Additional Companies defined in Note 1 to the accompanying financial statements. These Additional Companies were under common ownership and management. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined and consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2009, and the results of the operations and cash flows of the Company and the Additional Companies for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
February 23, 2010

SAFE BULKERS, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2008 AND 2009
(In thousands of U.S. Dollars, except for share and per share data)

		December 31,

	Notes	2008	2009

ASSETS
CURRENT ASSETS:
Cash and cash equivalents		27,702	18,435
Time deposits – short term		21,274	57,887
Accounts receivable trade, net		528	1,905
Asset held for sale	6	—	16,969
Due from Manager	3	112	—
Inventories		1,189	1,245
Accrued revenue	21	3,938	1,693
Restricted cash		32,629	6,392
Prepaid expenses and other current assets		714	1,122
Total current assets		88,086	105,648

FIXED ASSETS:
Vessels, net	4	286,955	373,924
Advances for vessel acquisition and vessels under construction	5	100,194	93,520
Other fixed assets, net	7	147	69
Total fixed assets		387,296	467,513

OTHER NON CURRENT ASSETS:
Deferred finance charges, net	8	773	677
Restricted cash		4,750	4,763
Derivative assets	15	1,377	123
Long-term investment	10	—	50,000
Total assets		482,282	628,724

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	9	54,807	15,742
Liability directly associated with asset held for sale	9	—	34,500
Unearned revenue	21	8,451	3,973
Trade accounts payable		1,575	2,668
Accrued liabilities	16	6,030	7,426
Derivative liability	15	—	1,223
Due to Manager	3	—	19
Total current liabilities		70,863	65,551

Derivative liabilities	15	21,716	15,510
Long-term debt, net of current portion	9	413,483	420,994
Unearned revenue — Long-term	21	11,765	29,450
Total liabilities		517,827	531,505

COMMITMENTS AND CONTINGENCIES	12	—	—
SHAREHOLDERS’ (DEFICIT) / EQUITY:
Shareholders’ equity:
Common stock, $0.001 par value; 200,000,000 authorized, 54,501,334 and 54,512,931 issued and outstanding at December 31, 2008 and 2009, respectively	11	55	55
Preferred stock, $0.01 par value; 20,000,000 authorized, none issued or outstanding as of December 31, 2008 and 2009		—	—
Additional paid in capital		30	90
Retained (deficit) / earnings		(35,630)	97,074
Total shareholders’ (deficit) / equity		(35,545)	97,219

Total liabilities and shareholders’ (deficit) / equity		482,282	628,724

The accompanying notes are an integral part of these combined and consolidated statements.

SAFE BULKERS, INC.
COMBINED AND CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands of U.S. Dollars, except for share and per share data)

		Year Ended December 31,

	Notes	2007	2008	2009

REVENUES:
Revenues	13	172,057	208,411	168,400
Commissions		(6,209)	(7,639)	(3,794)

Net revenues		165,848	200,772	164,606

EXPENSES:
Voyage expenses		(179)	(273)	(577)
Vessel operating expenses	14	(12,429)	(17,615)	(19,628)
Depreciation	4, 7	(9,583)	(10,614)	(13,893)
General and administrative expenses
-Management fee to related party	3, 20	(1,177)	(4,420)	(4,436)
-Third party expenses	20	(2,477)	(3,625)	(2,610)
Early redelivery (cost) / income	17	(21,438)	(565)	74,951
Loss on asset purchase cancellations	18	—	—	(20,699)
Gain on sale of assets	22	112,360	—	—

Operating income		230,925	163,660	177,714

OTHER (EXPENSE)/ INCOME:
Interest expense	9	(8,225)	(16,392)	(10,342)
Other finance costs		(161)	(408)	(442)
Interest income		1,290	1,492	2,164
Loss on derivatives	15	(704)	(19,509)	(4,416)
Foreign currency (loss)/gain		(13,759)	(9,501)	838
Amortization and write-off of deferred finance charges	8	(166)	(131)	(106)

Net income		209,200	119,211	165,410

Earnings per share in U.S. Dollars, basic and diluted	24	3.84	2.19	3.03
Weighted average number of shares, basic and diluted		54,500,000	54,500,889	54,510,587

The accompanying notes are an integral part of these combined and consolidated statements.

SAFE BULKERS, INC. COMBINED AND CONSOLIDATED STATEMENTS
OF SHAREHOLDERS’ EQUITY FOR THE YEARS
ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands of U.S. Dollars, except for per share data)

	Common Stock	Additional Paid in Capital	Retained Earnings	Total

Balance as of January 1, 2007	—	—	229,051	229,051
Net income for the year	—	—	209,200	209,200
Dividends ($7.04 per share)	—	—	(383,853)	(383,853)

Balance as of December 31, 2007	—	—	54,398	54,398
Net income	—	—	119,211	119,211
Issuance of common stock	55	—	—	55
Share based compensation	—	30	—	30
Dividends ($3.83 per share)	—	—	(209,239)	(209,239)
Balance as of December 31, 2008	55	30	(35,630)	(35,545)

Net income	—	—	165,410	165,410
Share based compensation	—	60	—	60
Dividends ($0.60 per share)	—	—	(32,706)	(32,706)

Balance as of December 31, 2009	55	90	97,074	97,219

The accompanying notes are an integral part of these combined and consolidated statements.

SAFE BULKERS, INC.
COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In thousands of U.S. Dollars)

	December 31,

	2007	2008	2009

Cash Flows from Operating Activities:
Net income	209,200	119,211	165,410
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	9,583	10,614	13,893
Gain on sale of assets	(112,360)	—	—
Loss on asset purchase cancellations	—	—	20,395
Amortization and write-off of deferred finance charges	166	131	106
Unrealized foreign exchange loss / (gain)	13,877	9,335	(1,028)
Unrealized (gain)/loss of derivatives	(335)	20,097	(3,729)
Share based compensation	—	30	60
Amortization of time charter discount	2,766	(2,766)	—
(Increase)/decrease in:
Accounts receivable trade	(272)	1,189	(1,377)
Due from Manager	142,997	95,584	112
Inventories	(159)	(397)	(56)
Accrued revenue	—	(3,938)	2,245
Prepaid expenses and other current assets	68	(710)	(408)
Increase/(decrease) in:
Due to Manager	—	—	19
Trade accounts payable	151	373	1,093
Accrued liabilities	9,984	(5,245)	1,396
Unearned revenue	2,840	16,089	13,207
Net Cash Provided by Operating Activities	278,506	259,597	211,338

Cash Flows from Investing Activities:
Vessel acquisitions including advances for vessels under construction	(127,875)	(89,570)	(131,474)
Proceeds from sale of assets	216,291	—	—
Acquisition of long term investments	—	—	(50,000)
Increase in restricted cash	—	(37,379)	(6,405)
Restricted cash released	—	—	32,629
Increase in bank time deposits	—	(21,274)	(78,147)
Maturity of bank time deposits	—	—	41,534
Net Cash Provided by/(Used in) Investing Activities	88,416	(148,223)	(191,863)

Cash Flows from Financing Activities:
Proceeds from long-term debt	199,000	221,600	42,000
Principal payments of long-term debt	(56,425)	(85,532)	(38,026)
Advances from shareholders	83,997	11,489	—
Repayment of advances to shareholders	(209,355)	(21,575)	—
Dividends paid	(383,853)	(209,239)	(32,706)
Payment of deferred financing costs	(286)	(470)	(10)
Proceeds on issuance of common stock	—	55	—
Net Cash Used in Financing Activities	(366,922)	(83,672)	(28,742)

Net increase/(decrease) in cash and cash equivalents	—	27,702	(9,267)
Cash and cash equivalents at beginning of year	—	—	27,702
Cash and cash equivalents at end of year	—	27,702	18,435
Supplemental cash flow information:
Cash paid for interest (excluding capitalized interest):	7,622	14,116	13,695

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

The subsidiaries of Safe Bulkers as of December 31, 2009 are 21 wholly-owned companies, all incorporated under the laws of the Republic of Liberia, except for Maxtessera Shipping Corporation, which is incorporated under the laws of the Marshall Islands, and are referred to herein as “Subsidiaries”. As of December 31, 2009, these Subsidiaries owned and operated a fleet of 14 drybulk vessels, and were scheduled to acquire an additional six newbuilds (the “Newbuilds”).

Safe Bulkers successfully completed its initial public offering (the “IPO”) on June 3, 2008 and its common stock trades on the New York Stock Exchange (“NYSE”) under the symbol “SB”. Immediately prior to the completion of the IPO, the shares of 19 Subsidiaries were contributed to Safe Bulkers by Vorini Holdings, Inc. (“Vorini Holdings”), a Marshall Islands corporation controlled by Polys Hajioannou and his family, in exchange for the issuance of 54,500,000 shares which represented 100% of the outstanding common stock of Safe Bulkers (the “Reorganization”). Vorini Holdings sold 10,000,000 shares of common stock of Safe Bulkers in the IPO. Following the Reorganization and the IPO, Safe Bulkers became the owner of 100% of each of the 19 Subsidiaries, and Vorini Holdings became the controlling shareholder of Safe Bulkers.

The accompanying combined and consolidated financial statements include the operations, assets and liabilities of Safe Bulkers and its Subsidiaries. They also include the operations and dividend distribution of six companies (the “Additional Companies”), that were under the common control of Polys Hajioannou and Nicolaos Hadjioannou and whose principal activity was the ownership of drybulk vessels from their date of incorporation to the date the vessels were sold. All vessels owned by the Additional Companies were sold prior to December 31, 2007. None of the Additional Companies were contributed to or are owned by Safe Bulkers.

The accompanying combined and consolidated financial statements of the Company have been presented as if the Subsidiaries and Additional Companies were consolidated subsidiaries of Safe Bulkers for all periods presented and using the historical carrying costs of the assets and the liabilities of the ship-owning companies listed below.

Subsidiary	Vessel Name	Type	Built

Efragel Shipping Corporation	Efrossini	Panamax	February 2003 (1)
Marindou Shipping Corporation	Maria	Panamax	April 2003
Avstes Shipping Corporation	Vassos	Panamax	February 2004
Kerasies Shipping Corporation	Katerina	Panamax	May 2004
Marathassa Shipping Corporation	Maritsa	Panamax	January 2005
Pemer Shipping Ltd.	Pedhoulas Merchant	Kamsarmax	March 2006
Petra Shipping Ltd.	Pedhoulas Trader	Kamsarmax	May 2006
Pelea Shipping Ltd.	Pedhoulas Leader	Kamsarmax	March 2007
Staloudi Shipping Corporation	Stalo	Post—Panamax	January 2006
Marinouki Shipping Corporation	Marina	Post—Panamax	January 2006
Soffive Shipping Corporation	Sophia	Post—Panamax	June 2007
Eniaprohi Shipping Corporation	Eleni	Post—Panamax	November 2008
Eniadefhi Shipping Corporation	Martine	Post—Panamax	February 2009
Maxdodeka Shipping Corporation	Andreas K	Post—Panamax	September 2009
Maxpente Shipping Corporation	TBN - H 1144	Capesize	1H 2010 (2)
-//-	Pedhoulas Farmer (3)	Kamsarmax	January 2007
Maxdekatria Shipping Corporation	TBN - H 1050	Post—Panamax	1H 2010 (2)
Maxdeka Shipping Corporation	TBN - H 1583	Post—Panamax	2H 2010 (2)
Eptaprohi Shipping Corporation	TBN - H 1074	Capesize	2H 2011 (2)
Shikoku Friendship Shipping Company	TBN - H 1579	Post—Panamax	2H 2011 (2)
Maxenteka Shipping Corporation	TBN - H 1594	Post—Panamax	1H 2012 (2)
Maxtessera Shipping Corporation	—	—	—

(1)	Vessel sold in January 2010. Refer to Note 6.

(2)	Estimated completion date for newbuild vessels.

(3)	Vessel sold in January 2007.

Additional Company	Vessel Name	Type	Built	Date Sold

Maripol Shipping Corporation	Marina (hereinafter called “Old Marina”)	Panamax	2001	June 8, 2005
Pelodimous Shipping Corporation	Pelopidas	Panamax	2002	November 30, 2006
Sofikal Shipping Corporation	Sophia (hereinafter called “Old Sophia”)	Panamax	2002	April 11, 2006
Maxtria Shipping Corporation	Pedhoulas Fighter	Kamsarmax	2007	January 26, 2007
Kanastro Shipping Corporation	Kanaris	Panamax	2002	February 20, 2007
Eleoussa Shipping Corporation	Eleni (hereinafter called “Old Eleni”)	Panamax	2005	March 26, 2007

Safe Bulkers, the Subsidiaries and the Additional Companies are collectively referred to in the notes to the combined and consolidated financial statements as the “Company.”

The Company’s principal business is the acquisition and operation of drybulk vessels. The Company’s vessels operate worldwide, carrying drybulk cargo for the world’s largest consumers of marine drybulk transportation services. Safety Management Overseas S.A., a company incorporated under the laws of the Republic of Panama (“Safety Management” or the “Manager”) and a related party controlled by Polys Hajioannou, provides technical, commercial and administrative management services to the Company.

For the years ended December 31, 2007, 2008 and 2009, the following charterers individually accounted for more than 10% of the Company’s charter revenues as follows:

	December 31,

	2007	2008	2009

A	29.87%	25.62%	—
B	21.07%	—	—
C	18.24%	36.09%	56.59%
D	—	10.67%	18.35%

There are many charterers that are active in the market where the Company’s vessels are offered for charter, and management has determined that the concentration of its business with a limited number of customers does not pose any significant risk.

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

Use of Estimates: The preparation of the combined and consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the combined and consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other Comprehensive Income / (Loss): The Company follows the accounting guidance relating to Statement of Comprehensive Income, which requires separate presentation of certain transactions that are recorded directly as components of shareholders’ equity. The Company has no other comprehensive income/(loss) and accordingly comprehensive income/(loss) equals net income for the periods presented.

Foreign Currency Translation: The reporting and functional currency of the Company is the United States (“U.S.”) dollar. Transactions incurred in other currencies are translated into U.S. dollars using the exchange rates in effect at the time of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in other currencies are translated to reflect the period end exchange rates. Resulting gains or losses from foreign currency transactions are recorded within Foreign currency gain/(loss) in the accompanying combined and consolidated statements of income in the period in which they arise.

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

Restricted Cash: Restricted cash represents minimum cash deposits or cash collateral deposits required to be maintained with certain banks under the Company’s borrowing arrangements or in relation to bank guarantees issued on behalf of the Company. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets; otherwise they are classified as non-current assets.

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

Insurance: Insurance claims represent the claimable expenses, net of deductibles, which are expected to be recovered from insurance companies. Any costs to complete the claims are included in accrued liabilities. The Company accounts for the cost of additional premiums under its Protection and Indemnity Club (“P&I Club”) insurance in accordance with the accounting guidance relating to Accounting for Contingencies based on the Company’s historical experience and the historical experience of the shipping industry. The Company did not have material insurance claims for any of the periods presented.

Vessels, Net: Vessels are stated at their historical cost, which consists of the contracted purchase price and any direct material expenses incurred upon acquisition (including improvements, on-site supervision expenses incurred during the construction period, commissions paid, delivery expenses and other expenditures to prepare the vessel for her initial voyage), less accumulated depreciation. Financing costs incurred during the construction period of the vessels are also capitalized and included in the vessels’ cost. Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

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

Repairs and Maintenance: All repair and maintenance expenses, including major overhauling and underwater inspection expenses, are expensed when incurred and are included in vessel operating expenses in the accompanying combined and consolidated statements of income.

Impairment of Long-lived Assets: The Company reviews its long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. No impairment loss was recorded for any of the periods presented.

Assets Held for Sale: The Company may dispose of certain of its vessels when suitable opportunities occur, including prior to the end of their useful lives. The Company classifies assets as being held for sale when the following criteria are met: (i) management is committed to sell the asset; (ii) the asset is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are no longer depreciated once they meet the criteria of being held for sale.

Deferred Financing Costs: Financing fees incurred for obtaining new loans and credit facilities are deferred and amortized over the term of the respective loan or credit facility using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period in which the repayment or refinancing is made, subject to the guidance regarding Debt Extinguishment. Any unamortized balance of costs related to credit facilities repaid is expensed in the period. Any unamortized balance of costs relating to credit facilities refinanced is deferred and amortized over the term of the respective credit facility in the period in which the refinancing occurs, subject to the provisions of the accounting guidance relating to Changes in Line-of-Credit or Revolving-Debt Arrangements.

Derivative Instruments: The Company enters into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to the acquisition of vessels and on certain loan obligations. The Company also enters into interest rate derivatives to create economic hedges for its exposure to interest rate risk of its loan obligations (see also Notes 9, 15 and 25 (b)). When such derivatives do not qualify for hedge accounting the Company records these financial instruments in the consolidated balance sheet at their fair value as either a derivative asset or a liability, and recognizes the fair value changes thereto in the combined and consolidated statements of income. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) until the hedged item is recognized in the combined and consolidated statements of income. For the years ended December 31, 2007, 2008 and 2009, no derivatives were accounted for as accounting hedges.

Financial Instruments: The principal financial assets of the Company consist of cash and cash equivalents, time deposits, restricted cash, investments, derivative assets, amounts due from Manager and trade accounts receivable. The principal financial liabilities of the Company consist of long-term bank loans, accounts payable, accrued liabilities and derivative liability instruments.

(a) Interest rate risk: The Company’s interest rates and long-term loan repayment terms are described in Note 9.

(b) Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of trade accounts receivable, cash and cash equivalents, time deposits and derivative instruments. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, time deposits and other investments with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by its counterparties to derivative instruments; however, the Company limits its exposure by transacting with counterparties with high credit ratings.

(c) Fair value: The carrying values of trade accounts receivable, due from Manager, cash and cash equivalents, time deposits, restricted cash, accounts payable and accrued liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair values of long-term credit facilities and bank loans and investments approximate the recorded values, due to their variable interest rates. The fair value of over-the-counter foreign exchange forward contracts and of the interest rate derivatives, discussed in Note 15, is based on a discounted cash flow analysis.

In accordance with the requirements of accounting guidance relating to Fair Value Measurement, the Company classifies and discloses assets and liabilities carried at fair value in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

Accounting for Revenues and Related Expenses: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered under time charter, where a contract is entered into for the use of a vessel for a specific voyage or a specific period of time and at a specified daily charter rate. Time charter revenues are recognized as earned on the straight-line basis over the term of the charter as service is provided. Revenues from time charter may also include ballast bonus, which is an amount paid by the charterer for repositioning the vessel at the charterer’s disposal (delivery point), which is recognized over the term of the charter, and other miscellaneous revenues from vessel operations. Expenses relating to the Company’s time charters are vessel operating expenses and certain voyage expenses, which are paid by the Company and recognized as incurred. Vessel operating expenses that are paid by the Company include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other minor miscellaneous expenses. Voyage expenses which are also recognized as incurred and paid by the Company include costs for draft surveys, hold cleaning, postage and other minor miscellaneous expenses related to the voyage. The charterer is responsible for paying the cost of bunkers and other voyage expenses (e.g., port expenses, agents’ fees, canal dues, extra war risks insurance and any other expenses related to the cargo).

Revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Unearned revenue includes: (i) revenue received prior to the balance sheet date relating to services to be rendered after the balance sheet date and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates. Accrued Revenue results from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates. Commissions (address and brokerage), regardless of charter type, are always paid by the Company, are deferred and amortized over the related charter period and are presented as a separate line item in revenues to arrive at net revenues in the accompanying combined and consolidated statements of income.

Pension and Retirement Benefit Obligations—Crew: The Subsidiaries and Additional Companies included in the combined and consolidated financial statements employ the crew on board under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post-retirement benefits.

Taxes: The Subsidiaries and Additional Companies that are incorporated under the laws of either the Republic of Liberia or the Marshall Islands are not subject to Liberian or Marshall Islands income, tonnage or registration taxes. However, each vessel-owning Subsidiary and Additional Company is subject to registration and tonnage taxes under the laws of the Republic of Cyprus, where all the Company’s vessels are registered, which is not an income tax. These Cypriot taxes are recorded within Vessel operating expenses in the accompanying combined and consolidated statements of income.

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

Dividends: Dividends are recorded in the period in which they are approved by the Company’s Board of Directors.

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

Recent Accounting Pronouncements:

In June 2009, the FASB issued new guidance with regard to the consolidation of variable interest entities (“VIE”). This guidance eliminates Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This guidance also contains a new requirement that any term, transaction or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying Interpretation 46(R)’s provisions. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. This new guidance is effective from January 1, 2010. The adoption of this pronouncement is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

3. Transactions with Related Parties

Safety Management Overseas S.A., Panama (the “Manager”): On May 29, 2008, Safe Bulkers signed a management agreement with Safety Management, a related party that is wholly-owned and controlled by Polys Hajioannou. Under such agreement (the “Management Agreement”), each vessel-owning Subsidiary has entered into, or in the case of vessels not yet delivered, will enter into, a management agreement with the Manager (the “Shipmanagement Agreements”). Under these Shipmanagement Agreements, chartering, operations, technical and accounting services are provided to the vessels by the Manager. In accordance with the Management Agreement and the Shipmanagement Agreements, the Manager receives a fixed fee of $0.575 per day plus 1.0% on gross freight, charter hire, ballast bonus and demurrage from each of the vessel-owning companies in exchange for these management services. Under the Management Agreement, each of the Subsidiaries that are scheduled to own newbuild have entered into or will enter into supervision agreements with the Manager (the “Supervision Agreements”). Under the Supervision Agreements, the Manager will provide on-site supervision services with respect to all newbuilds, and will receive a fee of $375, of which 50% is payable upon the signing of the relevant Supervision Agreement, and 50% upon successful completion of the sea trials of each newbuild. In addition, under the Management Agreement, an amount equal to 1.0% of the contract price for the sale or acquisition (constructed or purchased) of each vessel is payable to the Manager with the exception of the acquisition of Eleni and Martine.

For the year ended December 31, 2007, each of the Subsidiaries and Additional Companies that had a vessel in operation had in place a management agreement with the Manager (the “Old Management Agreements”). Under such agreements, chartering, operations, technical and accounting services were provided with respect to the vessels by the Manager. Under the Old Management Agreements, the Manager received a fixed annual fee of $50 plus 0.40% on gross freight, charter hire, ballast bonus and demurrage from each of the vessel-owning companies in exchange for these management services. The Manager also received a commission, which was to be separately agreed, on the contract price of the sale of a vessel. This had been fixed at 1% for all the vessels sold. The Old Management Agreements were amended on January 1, 2008, whereupon the Manager received a fixed daily fee of $0.575 plus 1.00% on gross freight, charter hire, ballast bonus and demurrage from each of the vessel-owning companies. The Old Management Agreements were effectively superseded and replaced by the new Management Agreement and the Shipmanagement Agreements, entered into on May 29, 2008. Management fees charged by the Manager for the years ended December 31, 2007, 2008 and 2009 amounted to $1,177, $4,420 and $4,436 respectively, and are recorded in the accompanying combined and consolidated statements of income as General and Administrative Expenses (see Note 20). Commissions on the contract price of vessels sold, charged by the Manager during the years ended December 31, 2007, 2008 and 2009, amounted to $2,202, $0 and $0 respectively, and are recorded within Gain on sale of assets in the combined and consolidated statements of income (see Note 22). Commissions on the contract price of vessels purchased, charged by the Manager during the years ended December 31, 2007, 2008 and 2009, amounted to $0, $0 and $710 respectively, and are included as part of the vessel cost. Supervision fees, charged by the Manager during the years ended December 31, 2007, 2008 and 2009, amounted to $0, $750 and $750 respectively, and are included as part of the vessel cost.

Prior to the IPO, the Manager retained in its own name the majority of the cash reserves of the Company on behalf of the Company. Interest received by the Manager was allocated back to the vessel-owning companies and was recorded as Interest income in the combined and consolidated statement of income. As of December 31, 2008 and 2009, the amounts Due from Manager and Due to Manager, presented respectively in the consolidated balance sheet, represent amounts due from the Manager and due to the Manager in relation to the operating expenses of the vessels.

Transactions with shareholders: Owners advances prior to June 3, 2008, as well as advances from Vorini Holdings, represent the receipt of funds to finance vessel acquisitions. The repayments of these advances are made with funds received from bank debt, proceeds of vessel sales or vessel operations.

Transactions with other related parties: Kanastro Shipping Corporation, one of the Additional Companies, sold its respective vessel on February 2, 2007 to an unrelated third party for an amount of $47,300, being the prevailing market price, realizing an aggregate profit of $26,925. The gain on sale of asset was recorded in the accompanying combined and consolidated statements of income in the period in which the sale was consummated. Following completion of the sale, the vessel was chartered for a period of 38 months by SafeFixing Corp. (“SafeFixing”), a former related party which was wholly-owned at the time by Polys Hajioannou and Nicolaos Hadjioannou, which is involved in the business of chartering-in and chartering-out of unrelated third party vessels. SafeFixing was sold to an unaffiliated third party following a decision by the Company on February 20, 2009 not to accept the opportunity to purchase SafeFixing that was offered by its owners. The charter entered into by SafeFixing was consistent with the then prevailing charter market rate. Refer to Note 22 for further information related to the other components of the total Gain on sale of assets balance.

4. Vessels, Net

Vessels, net, are comprised of the following:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance, January 1, 2008	$280,100	$(25,283)	$254,817
Transfer from Advances for vessel acquisitions	42,648	—	42,648
Depreciation expense	—	(10,510)	(10,510)

Balance, December 31, 2008	322,748	(35,793)	286,955

Transfer from Advances for vessel acquisitions	117,753	—	117,753
Transfer to Assets held for sale	(22,058)	5,089	(16,969)
Depreciation expense	—	(13,815)	(13,815)

Balance, December 31, 2009	$418,443	$(44,519)	$373,924

Transfer from Advances for vessel acquisitions represents advances paid in respect of the acquisition of vessels, which were under construction and delivered to the Company. For the periods presented, the Company has acquired the following vessels:

•	During the year ended December 31, 2008: Eleni; and

•	During the year ended December 31, 2009: Martine and Andreas K.

Transfer to Assets held for sale during the year ended December 31, 2009 relates to the vessel Efrossini; refer to Note 6 below.

As of December 31, 2009, all of the Company’s vessels except for the Andreas K have been provided as collateral to secure the Company’s bank loans as discussed in Note 9.

5. Advances for Vessel Acquisition and Vessels under Construction

Advances for vessel acquisition and vessels under construction are comprised of the following:

Balance, January 1, 2008	$53,272
Advances paid, including capitalized expenses and interest	89,570
Transferred to vessel cost	(42,648)

Balance, December 31, 2008	100,194

Advances paid, including capitalized expenses and interest	131,474
Asset cancellations	(20,395)
Transferred to vessel cost	(117,753)

Balance, December 31, 2009	$93,520

In April 2009, each of Maxdeka Shipping Corporation (“Maxdeka”) and Maxenteka Shipping Corporation (“Maxenteka”) signed an agreement with a third party seller, whereby each agreed to cancel its contract for the acquisition of Hull 2054 and Hull 2055, respectively, and each agreed to forfeit the advance deposit paid of $7,212 per newbuild.

In June 2009, Eptaprohi Shipping Corporation (“Eptaprohi”) entered into an amendment to the shipbuilding contract for the construction and purchase of Hull 1074, pursuant to which expected delivery of Hull 1074 by the yard has been delayed from the first half of 2010 to the second half of 2011, and the purchase price was reduced by $1,000.

In June 2009, Maxpente Shipping Corporation (“Maxpente”) entered into an agreement pursuant to which the shipbuilding contract for the acquisition of Hull 1075 at a purchase price of $80,000 was canceled, at a cancellation cost of $5,950, excluding commissions, which was forfeited from an advance payment. The remaining balance of the advance payment of $10,050 was used to settle the second advance payment for the acquisition of Hull 1074.

In June 2009, Maxpente entered into a Memorandum of Agreement (“MoA”) for the acquisition of Hull 1144 at a purchase price of $63,000, expected to be delivered in the first half of 2010.

In August 2009, Shikoku Friendship Shipping Company (“Shikoku”) entered into an addendum to an existing MoA for the purchase of Hull 1579, pursuant to which expected delivery of the newbuild has been delayed from the second half of 2010 to the second half of 2011. In December 2009, pursuant to a further addendum to the MoA, the purchase price of Hull 1579 was reduced by $12,360.

In December 2009, each of Maxdeka and Maxenteka entered into two separate MoAs for the acquisition of Hull 1583 and Hull 1594, respectively, at a purchase price of $49,000 and $48,000, respectively, scheduled to be delivered in the second half of 2010 and the first half of 2012, respectively.

Advances for vessel acquisitions and vessels under construction relate to the payment of installments that were due to the respective shipyard or third-party sellers of the following vessels:

•	During the year ended December 31, 2008: Eleni and Martine, and Hull 1074, Hull 1075 and Hull 1579.

•	During the year ended December 31, 2009: Martine and Andreas K, and Hull 1074, Hull 1144, Hull 1579, Hull 1583 and Hull 1594.

Transfers to vessel cost relate to the delivery to the Company from the respective shipyard or third-party seller of the following vessels:

•	During the year ended December 31, 2008: Eleni.

•	During the year ended December 31, 2009: Martine and Andreas K.

6. Asset Held for Sale

Asset held for sale of $16,969 represents the carrying value of the vessel Efrossini, for which the Company entered into a MoA with an unrelated third party, dated June 9, 2009, for its sale at a price of $33,000. On the date of the MoA, the vessel met all the criteria for asset held for sale classification, and was no longer depreciated. The sale of the vessel was concluded with its delivery to her new owners on January 7, 2010. For more information, refer to Note 9.

7. Other Fixed Assets, Net

Other fixed assets represent minor movable equipment on board the vessels, which were capitalized up to December 31, 2007, and which are depreciated on a straight-line basis over five years. Depreciation charges for the years ended December 31, 2008 and 2009 amounted to $104 and $78, respectively. Acquisitions of minor movable equipment on board the vessels subsequent to December 31, 2007 are expensed in the year incurred, due to the immaterial amounts involved.

8. Deferred Finance Charges, Net

Deferred finance charges are comprised of the following:

Balance, January 1, 2008	$434
Additions	470
Write-off due to debt extinguishment	(38)
Amortization expense	(93)

Balance, December 31, 2008	773

Additions	10
Amortization expense	(106)

Balance, December 31, 2009	$677

Amortization of deferred finance costs, together with the write-offs, is recorded as Amortization and write-off of deferred finance charges in the accompanying combined and consolidated statements of income.

9. Bank Debt

Bank debt is comprised of the following secured borrowings:

	December 31,

Borrower	2008	2009

Marathassa	$22,526	$19,825
Marinouki	32,075	30,763
Petra	37,071	34,871
Pemer	37,068	34,867
Pelea	38,750	38,750
Soffive	43,200	41,400
Kerasies	38,400	36,800
Efragel	41,250	34,500
Marindou	41,250	34,500
Avstes	35,100	30,000
Staloudi	56,600	52,960
Eniaprohi	45,000	40,000
Eniadefhi	—	42,000

Total	$468,290	$471,236

Liability directly associated with asset held for sale	—	34,500
Current portion	$54,807	$15,742

Long-term portion	$413,483	$420,994

Marathassa Loan: In February 2005, Marathassa Shipping Corporation (“Marathassa”) obtained a bank loan for $28,000 to finance the purchase price of the vessel Maritsa and obtain working capital (the “Marathassa loan”). The Marathassa loan bears interest at LIBOR plus a margin and is repayable over 12 years in 24 semiannual installments and a balloon payment at maturity in February 2017. Subject to certain restrictions and prior to the end of each interest period, the borrower may elect to convert at the beginning of the following interest period the outstanding loan amount or any $1,000 integral multiple thereof to any of the following currencies, with the limitation that in consequence of such conversion, there would be no more than two currencies outstanding, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF, EUR, Canadian dollar (“CAD”) or pound sterling (“GBP”). This election has been exercised. In February 2009, Marathassa converted the outstanding portion of the loan denominated in CHF into USD. The average interest rate (including the margin) during the years 2008 and 2009 was 3.802% p.a. and 2.211% p.a., respectively.

Marinouki Loan: In March 2006, Marinouki Shipping Corporation (“Marinouki”) obtained a bank loan for $30,400 to refinance the purchase price of the vessel Marina and obtain working capital (the “Marinouki loan”). The Marinouki loan bears interest at LIBOR plus a margin and is repayable over 12 years in 24 semiannual installments and a balloon payment in March 2018. Subject to certain restrictions and prior to the end of each interest period, the borrower may elect to convert at the beginning of the following interest period the outstanding loan amount or any $1,000 integral multiple thereof to any of the following currencies, with the limitation that in consequence of such conversion, there would be no more than two currencies outstanding, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF, EUR, CAD or GBP. This election was exercised. In March 2008, the Company exercised its multi-currency conversion option and converted the remaining JPY loan outstanding to USD. In April 2008, an amendment was entered into between Marinouki and the bank to increase the loan facility by $4,000, which was the result of exchange loss incurred on conversion of March 2008. The average interest rate (including the margin) during the years 2008 and 2009 was 3.104% p.a. and 2.853% p.a., respectively.

Petra Loan: In January 2007, Petra Shipping Corporation (“Petra”) obtained a bank loan for $36,000 to finance the purchase price of the vessel Pedhoulas Trader (the “Petra loan”). The Petra loan bears interest at LIBOR plus a margin and is repayable over 12 years in 24 semiannual installments and a balloon payment at maturity in January 2019. Prior to the end of each interest period, the borrower could elect to convert at the beginning of the following interest period the outstanding loan amount or any part thereof to up to three of the following currencies, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF, EUR or GBP. This election was exercised. In January 2008, the Company exercised its multi-currency conversion option and converted the remaining JPY loan outstanding to USD. In May 2008, an amendment was entered into between Petra and the bank whereby the loan facility was increased by $4,171, which was the result of exchange loss incurred on conversion of the loan in January 2008, and the multi-currency conversion option was canceled. In November 2008, an amendment was entered into between Petra and the bank, whereby a cash collateral deposit of USD 2,000 that was maintained with the bank in the name of Petra as security for the Petra loan was released to Petra. The average interest rate (including the margin) during the years ended December 31, 2008 and 2009 was 3.790% p.a. and 1.896%, respectively.

Pemer Loan: In March 2007, Pemer Shipping Corporation (“Pemer”) obtained a bank loan for $36,000 to finance the purchase price of the vessel Pedhoulas Merchant (the “Pemer loan”). The Pemer loan bears interest at LIBOR plus a margin and is repayable over 12 years in 24 semiannual installments and a balloon payment at maturity in March 2019. Prior to the end of each interest period, the borrower may elect to convert at the beginning of the following interest period the outstanding loan amount or any part thereof to up to three of the following currencies, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF, EUR or GBP. This election was exercised. In March 2008, the Company exercised its multi-currency conversion option and converted the remaining JPY loan outstanding to USD. In May 2008, an amendment was entered into between Pemer and the bank whereby the loan facility was increased by $4,168, which was the result of exchange loss incurred on conversion of the loan in March 2008, and the multi-currency conversion option was canceled. In November 2008, an amendment was entered into between Pelea and the bank, whereby a cash collateral deposit of USD 2,000 that was maintained with the bank in the name of Pelea as security for the Pelea loan was released to Pelea. The average interest rate (including the margin) during the year ended December 31, 2008 and 2009 was 3.279% p.a. and 1.917% p.a., respectively.

Pelea Loan: In June 2007, Pelea Shipping Corporation (“Pelea”) obtained a reducing revolving credit facility in the amount of $42,000 to finance the purchase price of the vessel Pedhoulas Leader (the “Pelea credit facility”). The Pelea credit facility bears interest at LIBOR plus a margin and is repayable over 12 years in semiannual payments and a balloon payment at maturity in June 2019. The ability to drawdown on the credit facility is reduced with each semiannual repayment. Subject to certain restrictions and prior to the drawdown date or at any time during the life of the facility, the borrower may elect to convert the outstanding loan amount or any part thereof to any of the following currencies, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF or EUR. During 2008, Pelea effected aggregate prepayments of USD 1,300 against the outstandings of the Pelea credit facility. Following these prepayments, the outstanding balance as of December 31, 2009 was payable in 18 semiannual installments from December 2010 to June 2019, plus a balloon payment payable in June 2019. The average interest rate (including the margin) during the years ended December 31, 2008 and 2009 was 4.555% p.a. and 1.870% p.a., respectively. As of December 31, 2009, the outstanding balance of the Pelea credit facility amounted to $38,750.

Soffive Loan: In November 2007, Soffive Shipping Corporation (“Soffive”) obtained a bank loan for $45,000 to finance the purchase price of the vessel Sophia (the “Soffive loan”) and repay owners advances of certain Subsidiaries. The Soffive loan bears interest at LIBOR plus a margin and is repayable over 12 years in 24 semiannual installments and a balloon payment at maturity in November 2019. Subject to certain restrictions and prior to the end of each interest period, the borrower may elect to convert at the beginning of the following interest period the outstanding loan amount or any $1,000 integral multiple thereof to any of the following currencies, with the limitation that in consequence of such conversion, there would be no more than two currencies outstanding, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF, EUR, CAD or GBP. The average interest rate (including the margin) during the years ended December 31, 2008 and 2009 was 4.303% p.a. and 2.509% p.a., respectively.

Kerasies Loan: In December 2007, Kerasies Shipping Corporation (“Kerasies”) obtained a bank loan for up to $40,000 (the “Kerasies loan”), which was used to repay the Kerasies old loan, as well as to repay owners advances of certain Subsidiaries. The Kerasies loan bears interest at LIBOR plus a margin and is repayable over 12 years in 24 semiannual installments and a balloon payment at maturity in December 2019. Subject to certain restrictions and prior to the end of each interest period, the borrower may elect to convert at the beginning of the following interest period the outstanding loan amount or any $1,000 integral multiple thereof to any of the following currencies, with the limitation that in consequence of such conversion, there would be no more than two currencies outstanding, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF, EUR, CAD or GBP. The average interest rate (including the margin) during the years ended December 31, 2008 and 2009 was 4.075% p.a. and 2.419% p.a., respectively.

Efragel Loan: In January 2008, Efragel Shipping Corporation (“Efragel”) obtained a reducing revolving credit facility in the amount of $42,000, which was drawn to repay in full an existing credit facility, repay owners advances of certain Subsidiaries and fund dividends to the owners (the “Efragel credit facility”). The Efragel credit facility bears interest at LIBOR plus a margin and is repayable over 10 years in 20 semiannual payments and a balloon payment at maturity in January 2018. The ability to drawdown on the credit facility is reduced with each semiannual repayment. Subject to certain restrictions and prior to the drawdown date or at any time during the life of the facility, the borrower may elect to convert the outstanding loan amount or any part thereof to any of the following currencies, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF or EUR. During 2009, Efragel effected aggregate prepayments of USD 6,000 against the outstandings of the Efragel credit facility. Following these prepayments, the outstanding balance as of December 31, 2009 was payable in 14 semiannual installments from July 2011 to January 2018, plus a balloon payment payable in January 2018. The average interest rate (including the margin) during the years ended December 31, 2008 and 2009 was 4.159% p.a. and 1.712% p.a., respectively. On June 9, 2009, Efragel entered into a MoA with a third party, pursuant to which the vessel Efrossini would be sold to the third party, hence the balance of the Efragel credit facility as of December 31, 2009 has been recorded in the consolidated balance sheet as Liability directly associated with asset held for sale. The vessel was sold on January 7, 2010, and the Efragel credit facility was concurrently fully prepaid.

Marindou Loan: In January 2008, Marindou Shipping Corporation (“Marindou”) obtained a reducing revolving credit facility in the amount of $42,000, which was drawn to repay in full an existing loan, repay owners advances of certain Subsidiaries and fund dividends to the owners (the “Marindou credit facility”). The Marindou credit facility bears interest at LIBOR plus a margin and is repayable over 10 years in 20 semiannual payments and a balloon payment at maturity in January 2018. The ability to drawdown on the credit facility is reduced with each semiannual repayment. Subject to certain restrictions and prior to the drawdown date or at any time during the life of the facility, the borrower may elect to convert the outstanding loan amount or any part thereof to any of the following currencies, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF or EUR. During 2009, Marindou effected aggregate prepayments of USD 6,000 against the outstandings of the Marindou credit facility. Following these prepayments, the outstanding balance of as of December 31, 2009 was repayable in 14 semiannual installments from July 2011 to January 2018, plus a balloon payment payable in January 2018. The average interest rate (including the margin) during the years ended December 31, 2008 and 2009 was 4.346% p.a. and 1.737% p.a., respectively.

Avstes Loan: In April 2008, Avstes Shipping Corporation (“Avstes”) obtained a reducing revolving credit facility in the amount of $36,000, which was drawn to repay owners advances of certain Subsidiaries and fund dividends to the owners (the “Avstes credit facility”). The Avstes credit facility bears interest at LIBOR plus a margin and is repayable over 10 years in 20 semiannual payments and a balloon payment at maturity in April 2018. The ability to drawdown on the credit facility is reduced with each semiannual repayment. Subject to certain restrictions and prior to the drawdown date or at any time during the life of the facility, the borrower may elect to convert the outstanding loan amount or any part thereof to any of the following currencies, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF or EUR. During 2009, Avstes effected aggregate prepayments of USD 5,100 against the outstandings of the Avstes credit facility. Following these prepayments, the outstanding balance of as of December 31, 2009 was repayable in 15 semiannual installments from April 2011 to April 2018, plus a balloon payment payable in April 2018. The average interest rate (including the margin) during the years ended December 31, 2008 and 2009 was 4.154% p.a. and 2.627% p.a., respectively.

Staloudi Loan: In May 2006, Staloudi Shipping Corporation (“Staloudi”) obtained a bank loan for $30,000 to finance the cost of the vessel Stalo (the “Staloudi old loan”). In July 2008, Staloudi obtained a bank loan for up to $56,600 (the “Staloudi loan”), which was drawn to repay in full an existing loan, and to increase the Company’s cash reserves. The Staloudi loan bears interest at LIBOR plus a margin and is repayable over 15 years in 30 semiannual installments and a balloon payment at maturity in July 2023. The bank has the right to cancel the loan in July 2018 and demand the repayment of the outstanding amount at the time. The average interest rate (including the margin) during the years ended December 31, 2008 and 2009 was 3.558% p.a. and 2.035% p.a., respectively.

Eniaprohi Loan: In November 2008, Eniaprohi Shipping Corporation (“Eniaprohi”) obtained a reducing revolving credit facility in the amount of $45,000, which was drawn to finance the purchase price of the vessel “Eleni” and increase the Company’s cash reserves (the “Eniaprohi credit facility”). The Eniaprohi credit facility bears interest at LIBOR plus a margin and is repayable over 10 years in 20 semiannual payments and a balloon payment at maturity in November 2018. The ability to drawdown on the credit facility is reduced with each semiannual repayment. Subject to certain restrictions and prior to the drawdown date or at any time during the life of the facility, the borrower may elect to convert the outstanding loan amount or any part thereof to any of the following currencies, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF or EUR. During 2008, Eniaprohi effected aggregate prepayments of USD 5,000 against the outstanding Eniaprohi credit facility. Following these prepayments, the outstanding balance as of December 31, 2009 was payable in 16 semiannual installments from May 2011 to November 2018 plus a balloon payment payable in November 2018. The average interest rate (including the margin) during the years ended December 31, 2008 and 2009 was 3.445% p.a. and 2.257% p.a., respectively.

Eniadefhi Loan: In February 2009, Eniadefhi Shipping Corporation (“Eniadefhi”) obtained a reducing revolving credit facility in the amount of up to $45,000, to be used to finance the purchase price of the vessel “Martine” and increase the Company’s cash reserves (the “Eniadefhi credit facility”). During 2009, Eniadefhi made aggregate drawings of $42,000 from the Eniadefhi credit facility. The Eniadefhi credit facility bears interest at LIBOR plus a margin and is repayable over 10 years in 20 semiannual payments and a balloon payment at maturity in February 2019. The ability to drawdown on the credit facility is reduced with each semiannual repayment. Subject to certain restrictions and prior to the drawdown date or at any time during the life of the facility, the borrower may elect to convert the outstanding loan amount or any part thereof to any of the following currencies, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF or EUR. The average interest rate (including the margin) during the year ended December 31, 2009 was 1.690% p.a. As of December 31, 2009, the outstanding balance of the Eniadefhi credit facility amounted to $42,000 and was payable in 18 semiannual installments from August 2010 to February 2019, plus a balloon payment payable in February 2019.

As of December 31, 2009, an amount of $1,875 was available for drawing under the Eniadefhi credit facility. No further amount was available for drawing in any of the above other loans and reducing revolving credit facilities.

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

The Company considered the accounting guidance relating to Accounting for Derivative Instruments and Hedging Activities, and concluded that the conversion options are embedded derivatives that would require bifurcation and separate accounting because of the following:

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

(iii)	A separate instrument with the same terms as the conversion option would be a derivative instrument subject to the requirements of this accounting guidance.

However, the Company believes that the conversion option under the borrowing arrangements has no fair value due to the fact that the conversion into a different currency, and, accordingly, into a corresponding LIBOR interest rate, will always be at the prevailing foreign currency exchange rate (spot rate) and prevailing interest rate at the time of the conversion. Furthermore, both the Company and the bank did not ascribe value to the currency conversion options as no consideration was sought by the bank and no value was paid by the Company, as noted above.

As such, all loans outstanding at the end of each period denominated in other currencies have been translated into USD using the spot rate applicable at each period end. Any resulting translation gain or loss is recorded as Foreign currency gain/(loss) on the combined and consolidated statements of income.

The foregoing loans and credit facilities are secured as follows:

•	First priority mortgages over the vessels owned by the respective borrowers;

•	First priority assignment of all insurances and earnings of the mortgaged vessels;

•	Second priority mortgage over the Maritsa as security for the Kerasies loan;

•	Cross corporate guarantees issued by each of Efragel, Pelea, Avstes, Marindou, Eniaprohi and Eniadefhi as security for the credit facility of each guarantor; and

•	Corporate guarantee from Safe Bulkers.

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

Under certain loans and credit facilities, in the event that the outstanding amounts in currencies other than the U.S. dollar exceed at any time 100% or 110% (as the case may be) of the U.S. dollar equivalent amount that is specified in the relevant loan agreement for the applicable period, the lending bank has the option to require the borrower either to make a loan prepayment or to provide cash collateral security in an amount necessary for the outstanding to comply with the above calculation.

In six of the loan and credit facility agreements, the respective borrower must maintain at all times a minimum balance of $150 in the vessel operating account. In one of the loan and credit facility agreements the borrower must maintain a cash collateral deposit of $2,000 with the lender. In addition, the corporate guarantees of Safe Bulkers include the following financial covenants:

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

•

its net consolidated worth (total consolidated assets less total consolidated liabilities) (“Consolidated Net Worth Covenant”) must not at any time be less than $175,000 or $200,000 (as the case may be) with the relevant bank;

•	payment of dividends is subject to no event of default having occurred;

•	maintenance of minimum free liquidity of $500 is required on deposit with a relevant lender on a per vessel basis for four vessels; and

•	a minimum of 51% of its shares shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities.

We entered into supplemental agreements with our respective lenders on April 6, 2009, in relation to the loan facilities of Marathassa, Marinouki, Kerasies and Soffive, and on March 31, 2009, in relation to the credit facilities of Efragel, Avstes, Pelea, Marindou, Eniaprohi and Eniadefhi.

Pursuant to the supplemental agreements relating to the Marathassa, Marinouki, Kerasies and Soffive loans dated April 6, 2009, the basis of calculation of the Minimum Value Covenant was amended, as the market value of the security vessel for each facility was amended to include the fair market value of any attached charter, and the margin was amended. The supplemental agreements further provide for a reduction of the margin by 10 basis points to that part of the loan balance that is equal to the amount of cash maintained in an account pledged in favor of the lender, provided that: (i) such pledged amount is on deposit for the entire duration of the applicable interest period, and in any case for not less than three months, and (ii) there is no change in the capital adequacy treatment applying to the borrower’s account pledge that is detrimental to the lender. Pursuant to a letter agreement relating to the Efragel, Avstes, Pelea, Marindou, Eniaprohi and Eniadefhi credit facilities, dated February 6, 2009, our lender asserted breaches of the Consolidated Leverage Covenant, the Consolidated Net Worth Covenant and the Minimum Value Covenant and waived compliance with these provisions until March 31, 2009. Under subsequent supplemental agreements relating to these facilities, each dated March 31, 2009, the lender has waived, with effect from December 31, 2008, any events of default that may have occurred between December 31, 2008 and March 30, 2009, with respect to any breach of the Minimum Value Covenant, the Consolidated Leverage Covenant, the Consolidated Net Worth Covenant and the EBITDA Covenant. Under these supplemental agreements the respective borrowers undertook to prepay on the next interest payment date relating to each of the relevant credit facilities an amount sufficient to restore compliance with the Minimum Value Covenant for each facility. The prepayments for these credit facilities totaled $22,100 within the year ended December 31, 2009 and were applied in order of maturity for the three principal payments following the next rollover date and applied pro rata thereafter. In addition, in the event that during the 12-month waiver period ending March 31, 2010, any charter agreement of the Company is canceled, any of its terms are waived or the charter rates under such charter agreement decrease, in order to continue paying dividends, the Company must demonstrate to the lender at the time of issuing its quarterly results that it has the necessary cash resources to meet its future newbuild commitments, assuming additional debt of $15,000 per newbuild, while at all times maintaining a minimum cash balance of $25,000. Under these supplemental agreements, compliance with the covenants with respect to guarantees provided by the Company in relation to the Efragel, Avstes, Marindou, Pelea, Eniadefhi and Eniaprohi credit facilities was waived until March 31, 2010, inclusive.

As of December 31, 2009, the Company was in compliance with all debt covenants with respect to its loans and credit facilities. If the waivers in relation to the guarantees provided by the Company with respect to the Efragel, Avstes, Marindou, Pelea and Eniadefhi credit facilities had not been in place as of December 31, 2009, the Company would still have been in compliance with all debt covenants as of that date.

The estimated minimum annual principal payments required to be made after December 31, 2009, based on the bank loan and credit facility agreements and supplemental agreements, are as follows:

To December 31,

2010	$ 50,242
2011	24,374
2012	25,404
2013	25,961
2014	27,041
2015 and thereafter	318,214

Total	$ 471,236

Total interest incurred on long-term debt for the years ended December 31, 2007, 2008 and 2009 amounted to $8,225, $16,696 and $10,400, respectively, which includes interest capitalized of $304 and $58 for the years ended December 31, 2008 and 2009. No interest was capitalized for the year ended December 31, 2007. The average interest rate (including the margin) for all bank loan and credit facilities during the years 2007, 2008 and 2009 was 3.353% p.a., 4.030% p.a. and 2.137% p.a., respectively.

10. Long-term Investment

During the year ended December 31, 2009, the Company invested $50,000 in a five-year Floating Rate Note issued by HSBC Bank Middle East Limited, which was recorded in the consolidated balance sheet at amortized cost as the Company intends to hold the investment until its maturity. The Company receives interest on a quarterly basis, based on the three-month U.S. dollar LIBOR plus a margin of 1.5%. The fair market value of the Floating Rate Note as of December 31, 2009 was approximately $50,000 based on an indicative bid price from the relevant bank.

11. Share Capital

The Company was incorporated on December 11, 2007 with authorized share capital of 500 shares of common stock with a par value of $0.001 per share. On May 9, 2008, the Company’s Articles of Incorporation were amended. Under the amended Articles of Incorporation, the Company’s authorized capital stock consists of 200,000,000 shares of common stock with a par value of $0.001 per share, of which 54,500,000 shares were issued prior to the listing of the Company’s common stock on the NYSE, which was completed on June 3, 2008, and 20,000,000 shares of preferred stock with a par value of $0.01 per share, none of which has been issued and is outstanding. In connection with the IPO process, Vorini Holdings Inc. sold 10,000,000 shares of common stock of the Company of a par value of $0.001 per share at a price of $19 per share. No proceeds were paid to the Company.

According to an arrangement approved by the Company’s corporate governance, nominating and compensation committee effective July 1, 2008, the audit committee chairman receives the equivalent of $15 every quarter, payable in arrears in the form of newly issued common stock of the Company as compensation for services rendered as audit committee chairman. The number of shares to be issued is determined based on the closing price of the Company’s common stock on the last trading day prior to the end of each quarter in which services were provided and are issued as soon as practicable following the end of the quarter. During the years ended December 31, 2008 and 2009, 1,334 shares and 11,597 shares, respectively, were issued to the audit committee chairman.

According to an arrangement approved by the Company’s corporate governance, nominating and compensation committee, effective January 1, 2010, the independent directors of the Company other than the audit committee chairman will each receive the equivalent of $7.5 every quarter, payable in arrears in the form of newly issued common stock of the Company as compensation for services rendered as independent directors. The number of shares to be issued is determined as noted above.

12. Commitments and Contingencies

(a)	Commitments under Shipbuilding Contracts and MoAs

As of December 31, 2009, the Company had commitments under one shipbuilding contract and five MoAs for the acquisition of six newbuilds. The Company expects to settle these commitments as follows:

Year Ending December 31	Due to Shipyards / Sellers	Due to Manager	Total

2010	$ 176,070	$ 2,590	$ 178,660
2011	74,520	2,298	76,818
2012	24,000	667	24,667

Total	$ 274,590	$ 5,555	$ 280,145

(b)	Other contingent liabilities

The Subsidiaries have not been involved in any legal proceedings that may have, or have had, a significant effect on their business, financial position, results of operations or liquidity, nor is the Company aware of any proceedings that are pending or threatened that may have a significant effect on its business, financial position, results of operations or liquidity. From time to time various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance providers and other claims with suppliers relating to the operation of the Company’s vessels. Management is not aware of any material claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying combined and consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying combined and consolidated financial statements. A maximum of $1,000,000 of the liabilities associated with the individual vessel actions, mainly for sea pollution, is covered by P&I Club insurance.

13. Revenues

Revenues are comprised of the following:

	December 31,

	2007	2008	2009

Time charter revenue	$165,657	$202,588	$165,604
Ballast bonus	535	2,765	980
Other income	5,865	3,058	1,816

Total	$172,057	$208,411	$168,400

14. Vessel Operating Expenses

Vessel operating expenses are comprised of the following:

	December 31,

	2007	2008	2009

Crew wages and related costs	$6,784	$8,215	$10,055
Insurance	1,388	2,138	2,112
Repairs, maintenance and drydocking costs	324	2,211	994
Spares, stores and provisions	1,673	2,372	2,845
Lubricants	1,457	1,916	2,451
Taxes	247	116	140
Miscellaneous	556	647	1,031

Total	$12,429	$17,615	$19,628

15. Fair Value of Financial Instruments / Derivatives Instruments

The carrying values of trade accounts receivable, cash and cash equivalents, time deposits, restricted cash and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair value of the floating rate note and variable interest rate debt (loan and credit facilities) approximates the carrying value, due to their variable interest rates.

Derivative instruments

The Company enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company from time to time may also enter into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to acquisition of vessels and on certain loan obligations or for trading purposes. Foreign exchange forward contracts are agreements entered into with a bank to exchange, at a specified future date, currencies of different countries at a specific rate. As of December 31, 2009, the Company had no outstanding derivative instruments relating to currency exchange contracts.

The Company’s interest rate swaps and foreign exchange forward contracts did not qualify for hedge accounting. The Company marks to market the fair market value of the interest rate swaps and foreign exchange forward contracts at the end of every period and accordingly records the resulting unrealized loss/gain during the period in the combined and consolidated statement of income. Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains/losses in the combined and consolidated statements of income are shown below:

Derivatives not designated as hedging instruments

		Asset Derivatives Fair Values		Liability Derivatives Fair Values

Type of Contract	Balance sheet location	December 31, 2008	December 31, 2009	December 31, 2008	December 31, 2009

Interest Rate	Derivative assets/ Current assets	—	$123	—	—

Foreign Exchange Forward	Derivative assets / Other non-current assets	$1,377	—	—	—

Interest Rate	Derivative liabilities / Current liabilities	—	—	—	$1,223

Interest Rate	Derivative liabilities / Non-current liabilities	—	—	$21,578	$15,510

Foreign Exchange Forward	Derivative liabilities / Non-current liabilities	—	—	138	—

	Total Derivatives	$1,377	$123	$21,716	$16,733

	Amount of Gain / (Loss) Recognized on Derivatives

	Year ended December 31,

	2008	2009

Foreign Exchange Forward Contracts	$2,463	$(931)
Interest Rate Contracts	(21,972)	(3,485)

Net (Loss) Recognized	$(19,509)	$(4,416)

The gain or loss is recognized in the combined and consolidated statement of income and is presented in Other (Expense)/Income – Loss on Derivatives.

The Company’s interest rate derivative instruments are pay-fixed, receive-variable interest rate swaps based on the USD LIBOR swap rate. The fair value of the interest rate swaps is determined using a discounted cash flow approach based on market-based LIBOR swap yield curves. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy. The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2008 and 2009.

	Significant Other Observable Inputs (Level 2)

	December 31,
	2008	2009
Derivative instruments – asset position	$ 1,377	$ 123
Derivative instruments – liability position	21,716	16,733

As of December 31, 2008 and 2009, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company’s consolidated balance sheet.

Interest Rate Derivatives

Details of interest rate swap transactions entered into with certain banks in respect of certain loans and credit facilities are presented in the table below:

				Notional amount

Loan or Credit Facility	Inception	Expiry	Swap Rate	December 31, 2008	December 31, 2009

Kerasies	December 14, 2007	December 14, 2010	4.0925%	$ 38,400	$ 36,800
Marindou	January 14, 2008	January 14, 2013	3.9500%	41,250	28,000
Efragel	January 17, 2008	January 17, 2013	3.6500%	41,250	28,000
Petra	February 19, 2008	January 18, 2013	2.8850%	37,071	34,871
Pemer	March 7, 2008	March 7, 2013	2.7450%	37,068	34,868
Marinouki	March 19, 2008	March 5, 2013	2.7300%	32,075	30,763
Avstes	April 25, 2008	April 18, 2013	3.8900%	35,100	29,000
Pelea	December 15, 2008	December 15, 2011	3.7000%	40,050	36,000
Soffive	November 20, 2008	November 20, 2011	3.5500%	43,200	41,400
Eniaprohi	November 13, 2008	November 14, 2011	3.1500%	45,000	40,000
Staloudi	January 7, 2009	January 7, 2012	3.3850%	54,780	52,960
Eniadefhi	April 1, 2009	February 12, 2014	3.3500%	—	40,000
Marathassa	November 23, 2009	November 23, 2012	1.6500%	—	19,825

Total				$ 445,244	$ 452,487

The notional amounts of the above transactions are reduced during the term of the swap transactions based on the expected principal outstanding under the respective facility. In the Petra, Pemer and Marinouki transactions, the respective bank has the right to cancel each swap on January 18, 2011, March 7, 2011 and March 5, 2011, respectively, and at six-month intervals thereafter.

Under all of the swap transactions described above except for Kerasies and Marathassa, the bank effects semiannual floating-rate payments to the Company for the relevant amount based on the six-month U.S. dollar LIBOR, and the Company effects semiannual payments to the bank on the relevant amount at the respective fixed rates. For Kerasies and Marathassa, the bank effects quarterly floating-rate payments to the Company for the relevant amount based on the three-month U.S. dollar LIBOR, and the Company effects quarterly payments to the bank on the relevant amount at the respective fixed rates.

Foreign Exchange Derivatives

The contract or notional amounts of the foreign exchange forward contracts as of December 31, 2008 amounted to $65,978 or JPY 5.0 billion and CHF 12.7 million. Forward currency contracts are observable at commonly quoted intervals for the full term of the swaps and are therefore considered a Level 2 item, and the fair values are reflected in the table above. The fair values of the foreign exchange forward contracts are determined using a discounted cash flow approach based on market interest and foreign exchange rates. The Company did not have foreign exchange forward contracts as of December 31, 2009.

16. Accrued Liabilities

Accrued liabilities are comprised of the following:

	December 31,

	2008	2009

Interest on long-term debt	$4,299	$1,005
Vessels’ operating and voyage expenses	695	1,303
Commissions	230	1,311
Interest on derivatives and other finance expenses	303	3,136
General and administrative expenses	503	671

Total	$6,030	$7,426

17. Early Redelivery (Cost) / Income

From time to time, the Company enters into arrangements for early redelivery of its vessels from charterers and may continue to do so in the future, depending on market conditions. Early redelivery costs are incurred where the contracted daily fixed charter rates are substantially lower than the daily charter rates the vessels could potentially earn in the current market. Income is recognized in connection with early termination of a period time charter, resulting from a request of the respective vessel charterers for early redelivery and agreement to compensate the Company. Early redelivery costs for the periods presented represent costs incurred in connection with early termination of charters for which no replacement charter contract for the relevant vessel has been secured at the time of concluding the charter termination agreement, and are recognized at the time the charter termination agreement is concluded. Early redelivery income is recognized when a charter termination agreement exists, the vessel is redelivered to the Company and collection of the related compensation is reasonably assured.

			December 31,

Company		Date	2007	2008	2009

Staloudi	(a)	March 9, 2007	$ (14,382)	—	—
Marinouki	(b)	October 17, 2007	(5,467)	$ 215	—
Kerasies	(c)	September 20, 2007	(1,089)	—	—
Petra	(d)	March 7, 2008	—	(780)	—
Efragel	(e)	March 15, 2009	—	—	$ 29,096
Kerasies	(f)	June 26, 2009	—	—	22,331
Marindou	(g)	June 28, 2009	—	—	20,046
Pelea	(h)	July 19, 2009	—	—	2,653
Other minor early redeliveries		Various	(500)	—	825

Total			$ (21,438)	$ (565)	$ 74,951

Details of the transactions presented in the above table are as follows:

(a) On March 9, 2007, Staloudi agreed with the charterers of the Stalo to terminate the $13.5 daily fixed rate time charter which had commenced on January 18, 2006 and was not contractually due to expire until May 2011. The termination agreement with the charterer provided for the following compensation: (i) cash payment to the charterer of $3,375 upon termination of the time charter and redelivery of the vessel and (ii) chartering by the charterers of the Marina, Sophia and Pedhoulas Leader under time charters at below market rates for periods of 14.5 months from March 26, 2007, 14.5 months from June 28, 2007 and 7.3 months from March 1, 2007, respectively. The impact of chartering these three vessels at below market rates for the agreed periods was determined to be $11,007 and was recorded as Time charter discount within the consolidated balance sheet. Time charter discount represents the difference between the contracted charter rate contracted for each of the three vessels (all below market) and the prevailing market charter rate at the time the early termination agreement with the charterer of the vessel, the Stalo, was entered into. When establishing prevailing market rates, the Company utilizes the industry standard published daily charter rate (before commissions) for a Panamax class vessel, as its size is the closest comparison available to the Company’s vessels. The published daily charter rate is then adjusted upwards to reflect the higher cargo capacity of the Company’s vessels and may be adjusted, if necessary, to reflect a later inception date or changes in the market. For purposes of calculating the Time charter discount, the difference between the prevailing market daily charter rate and the contracted daily charter rate was applied to the total charter days outstanding for each of the three vessels, the Marina, Sophia and Pedhoulas Leader, to arrive at a Time charter discount in the amount of $11,007.

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

The aggregate early redelivery cost amounted to $14,382, which was comprised of the $3,375 cash payment and the $11,007 impact of chartering the three vessels at below market rates, with a corresponding recognition of Time charter discount of $11,007. The Time charter discount was recorded as a long-term liability and amortized on a straight-line basis to Revenue over the duration of the respective below market time charters. As at December 31, 2007, accumulated amortization amounted to $8,241, resulting in a remaining Time charter discount of $2,766, which amount was amortized in 2008.

(b) On October 17, 2007, Marinouki agreed with the charterers of the Marina to terminate the $25.0 daily fixed rate time charter which had commenced on March 26, 2007, as part of the transaction described in item (a) above, and was not contractually due to expire until June 3, 2008. As compensation for early redelivery, Marinouki agreed to pay the charterers an amount equal to $57.75 per day from the date of redelivery through May 22, 2008. Such earlier redelivery was expected to occur in the first quarter of 2008, and the expected compensation amount to be paid to the charterers is $6,699. This amount was reduced by $1,232, which was the expected remaining unamortized portion of the deferred Time charter discount of the Marina under the transaction discussed in item (a) above from the expected date of delivery until June 3, 2008; hence, the Early redelivery cost recorded in the year ended December 31, 2007 amounted to $5,467. The Marina was actually redelivered on January 30, 2008, and as a result the Early redelivery cost was reduced by $215 in 2008.

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

(e) On March 15, 2009, Efragel took early redelivery of the Efrossini, instead of on January 8, 2011. The respective charterer paid cash compensation of $25,480, net of commissions. An amount of $3,616 representing the unearned revenue from the terminated period time charter contract was recorded as additional early redelivery income.

(f) On June 26, 2009, Kerasies took early redelivery of the Katerina, instead of on November 26, 2010. The respective charterer paid cash compensation of $21,463, net of commissions. An amount of $868 representing the unearned revenue from the terminated period time charter contract was recorded as additional early redelivery income.

(g) On June 28, 2009, Marindou took early redelivery of the Maria, instead of on January 2, 2011. The respective charterer paid cash compensation of $15,516, net of commissions. An amount of $4,530 representing the unearned revenue from the terminated period time charter contract was recorded as additional early redelivery income.

(h) On July 19, 2009, Pelea took early redelivery of the Pedhoulas Leader, instead of on November 22, 2009. The respective charterer paid cash compensation of $2,653, net of commissions.

(i) On December 17, 2009, Pemer agreed with the charterer of the Pedhoulas Merchant to terminate the existing charter during February or March 2010, instead of on November 5, 2010. In exchange for the early redelivery of this vessel, the charterer agreed to pay cash compensation ranging from $5,122 to $5,829, net of commissions, depending on the vessel’s actual redelivery date. The early redelivery income arising out of this arrangement will be recorded on redelivery of the vessel in 2010.

18. Loss on Asset Purchase Cancellations

Loss on asset purchase cancellations during the year ended December 31, 2009 represents losses incurred on cancellation of the newbuild contracts and MoAs discussed in Note 4, consisting of advances forfeited totaling $20,395 plus expenses net of interest earned of $304 related to the cancellations, and comprise the following:

•	Loss on cancellation of acquisition of Hull 2054 of $6,849, net of interest earned on the advance deposits;

•	Loss on cancellation of acquisition of Hull 2055 of $6,850, net of interest earned on the advance deposits; and

•	Loss on cancellation of acquisition of Hull 1075 of $7,000, inclusive of brokerage commissions, of which $5,950 represented the forfeiture of advance deposits.

19. Lease Arrangements—Charters-out

The future minimum time charter revenue, net of commissions, based on vessels committed to non-cancelable time charter contracts (including fixture recaps) with an initial or remaining charter period in excess of one year as of December 31, 2009, is as follows:

December 31,

2010	$128,055
2011	105,752
2012	91,298
2013	75,191
2014	33,755
Thereafter	5,463

Total	$439,514

Future minimum time charter revenue excludes the future acquisitions of the vessels discussed in Note 12, since estimated delivery dates are not confirmed. Revenues from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated off-hire time of 12 days to perform any scheduled drydocking on each vessel has been deducted, and it has been assumed that no additional off-hire time is incurred, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

20. General and Administrative Expenses

General and administrative expenses for the years ended December 31, 2007, 2008 and 2009 were as follows:

	December 31,

	2007	2008	2009

Management fees - related party	$1,177	$4,420	$4,436
Professional fees (legal and accounting)	2,400	2,656	1,585
Director’ fees	—	90	180
Listing fees and expenses	21	419	70
Investor relation expenses	—	89	196
Miscellaneous	56	371	579

Total	$3,654	$8,045	$7,046

21. Unearned Revenue / Accrued Revenue

Unearned Revenue represents cash received in advance of its being earned, whereas Accrued Revenue represents revenue earned prior to cash being received. Revenue is recognized as earned on a straight-line basis at their average rates where charter agreements provide for varying annual charter rates over their term. Total Unearned revenue/ Accrued revenue during the periods presented is as follows:

	December 31,

	2008	2009

Unearned Revenue
Revenue received in advance of service provided – Current liability	$6,378	$3,973
Deferred revenue resulting from varying charter rates
Current liability	2,073	—
Non-current liability	11,765	29,450

Total Unearned Revenue	$20,216	$33,423

Accrued Revenue
Resulting from varying charter rates – Current asset	$3,938	$1,693

Total Accrued Revenue	$3,938	$1,693

22. Gain on Sale of Assets

The Company concluded the following sales of vessels in order to take advantage of the increase in vessel prices at that time:

During the year ended December 31, 2007:

–

The sale of two vessels under construction, the Pedhoulas Farmer and the Pedhoulas Fighter, to unrelated third parties for gross consideration of $59,000 per vessel. MoAs with respect to each of these sales were entered into on October 10, 2006. The completed vessels were delivered to their respective buyers on January 9, 2007 and January 26, 2007, respectively. The resulting gain from the sale of the above vessels was $22,467 and $29,788, respectively, after taking into account commissions and other directly related expenses amounting to $1,195 and $1,164, respectively.

–

The sale of the vessels Kanaris and Old Eleni to unrelated third parties for gross consideration of $47,300 and $54,900, respectively. MoAs with respect to each of these sales were entered into on September 25, 2006 and November 17, 2006, respectively. These sales realized a net gain of $26,925 and $33,180, respectively, after taking into account commissions and other directly related expenses amounting to $775 for each vessel and the net book value of the other assets on board the vessels of $41. The vessels were delivered to the buyers on February 20, 2007 and March 26, 2007, respectively.

No sales of vessels were concluded during the other periods presented.

23. Dividends

During 2009, the Company declared and paid four consecutive quarterly dividends of $0.15 per share, totaling $32,706.

The computation of dividends per share for the period prior to the IPO gives retroactive effect to the shares issued to Vorini Holdings Inc. in connection with the IPO.

24. Earnings Per Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year and gives retroactive effect to the shares issued to Vorini Holdings, Inc. in connection with the IPO and includes the shares issuable to the audit committee chairman at the end of the year for services rendered. Diluted earnings per share are the same as basic earnings per share. There are no other potentially dilutive shares.

25. Subsequent Events

(a) Credit facility:

In February 2010, Maxdodeka Shipping Corporation obtained a reducing revolving credit facility of $34,500, which was used to refinance part of the purchase price of the vessel Andreas K (the “Maxdodeka credit facility”). The credit facility bears interest at LIBOR plus a margin and is repayable over six years from drawdown in four semiannual consecutive installments of $750 each, commencing August 2010, followed by four semiannual consecutive installments of $900 each, followed by four semiannual consecutive installments of $1,100 each and a balloon payment of $23,500 payable with the final installment. The ability to drawdown on this credit facility will be reduced with each semiannual repayment. Subject to certain restrictions and prior to the drawdown date or at any time during the life of the facility, the borrower may elect to convert the then outstanding loan amount or any part thereof to the following currencies, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF or EUR. This credit facility is secured by a first mortgage on the vessel Andreas K, by a corporate guarantee of Safe Bulkers, by corporate guarantees from Marindou, Avstes, Pelea, Eniaprohi and Eniadefhi, and by other usual maritime securities.

(b) Interest rates derivatives:

On January 7, 2010, the Company agreed with the respective bank to novate and amend the Efragel interest rate agreement to Maxdodeka. The interest rate agreement was novated on January 8, 2010, for an initial amount of $34,500, which will be reduced during the term of the swap transaction based on the expected principal outstanding under the Maxdodeka credit facility. The swap transaction is effective from February 1, 2010 and expires on February 1, 2013 and bears a rate of 3.91% p.a.

(c) Dividend declaration:

On February 9, 2010, the Board of Directors declared a dividend of $0.15 per common share, totaling $8,176, payable to all shareholders of record as of February 19, 2010.

Management has evaluated subsequent events through February 23, 2010, the date on which the financial statements were issued.