Form 20-F
period 2010-12-31
SAFE BULKERS, INC.
filed 2011-03-04
CIK 1434754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2010

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number 001-34077

SAFE BULKERS, INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)

30-32 Avenue Karamanli
P.O. Box 70837
16605 Voula
Athens, Greece
(Address of principal executive offices)

Dr. Loukas Barmparis
President
30-32 Avenue Karamanli
P.O. Box 70837
16605 Voula
Athens, Greece
Telephone : +30 210 899 4980
Facsimile : +30 210 895 4159
(Name, Address, Telephone Number and Facsimile Number of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Common Stock, $0.001 par value per share Preferred stock purchase rights	New York Stock Exchange New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2010, there were 65,876,507 shares of the registrant’s common stock outstanding.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

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

          In this annual report, “Safe Bulkers,” “the Company,” “we,” “us” and “our” are sometimes used for convenience where references are made to Safe Bulkers, Inc. and its subsidiaries (as well as the predecessors of the foregoing). These expressions are also used where no useful purpose is served by identifying the particular company or companies. Our affiliated management company, Safety Management Overseas S.A., a company incorporated under the laws of the Republic of Panama, is sometimes referred to in this annual report as “Safety Management” or our “Manager.”

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

Forward-looking statements include, but are not limited to, such matters as:

●	future operating or financial results and future revenues and expenses;

●	future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

●	availability of key employees, crew, length and number of off-hire days, drydocking requirements and fuel and insurance costs;

●	general market conditions and shipping industry trends, including charter rates, vessel values and factors affecting supply and demand;

●

our financial condition and liquidity, including our ability to make required payments under our credit facilities, comply with our loan covenants and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

●	the overall health and condition of the U.S. and global financial markets, including the value of the U.S. dollar relative to other currencies;

●	our expectations about availability of vessels to purchase, the time that it may take to construct and deliver new vessels or the useful lives of our vessels;

●	our continued ability to enter into period time charters with our customers and secure profitable employment for our vessels in the spot market;

●	our expectations relating to dividend payments and ability to make such payments;

●	our ability to leverage our Manager’s relationships and reputation within the drybulk shipping industry to our advantage;

●	our anticipated general and administrative expenses;

●	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

●	risks inherent in vessel operation, including terrorism, piracy and discharge of pollutants;

●	potential liability from future litigation; and

●	other factors discussed in “Item 3. Key Information — D. Risk Factors” of this annual report.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

          The following table presents selected combined and consolidated financial and other data of Safe Bulkers, Inc. for each of the five years in the five year period ended December 31, 2010. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected combined and consolidated financial data of Safe Bulkers, Inc. is a summary of, is derived from, and is qualified by reference to, our audited combined and consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP.”

           Our audited consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheets at December 31, 2009 and 2010, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year Ended December 31,

	2006	2007	2008	2009	2010

	(In thousands of U.S. dollars except share data)
STATEMENT OF INCOME
Revenues	$99,040	$172,057	$208,411	$168,400	$159,698
Commissions	(3,731)	(6,209)	(7,639)	(3,794)	(2,678)

Net revenues	95,309	165,848	200,772	164,606	157,020

Voyage expenses	(420)	(179)	(273)	(577)	(610)
Vessel operating expenses	(13,068)	(12,429)	(17,615)	(19,628)	(23,128)
Depreciation	(9,553)	(9,583)	(10,614)	(13,893)	(19,673)
General and administrative expenses—Management fee to related party	(1,006)	(1,177)	(4,420)	(4,436)	(4,880)
Third party expenses	—	(2,477)	(3,625)	(2,610)	(2,138)
Early redelivery cost	(150)	(21,438)	(565)	74,951	132
Loss on asset purchase cancellations	—	—	—	(20,699)	—

Gain on sale of assets	37,015	112,360	—	—	15,199

Operating income	108,127	230,925	163,660	177,714	121,922

Interest expense	(6,140)	(8,225)	(16,392)	(10,342)	(6,423)
Other finance costs	(116)	(161)	(408)	(442)	(330)
Interest income	775	1,290	1,492	2,164	2,627
Loss on derivatives	(1,963)	(704)	(19,509)	(4,416)	(8,164)
Foreign currency (loss)/gain	(3,279)	(13,759)	(9,501)	838	281
Amortization and write-off of deferred finance charges	(180)	(166)	(131)	(106)	(266)

Net income	$97,224	$209,200	$119,211	$165,410	$109,647

Earnings per share, basic and diluted	$1.78	$3.84	$2.19	$3.03	$1.73
Cash dividends declared per share	—	7.04	$3.83	$0.60	$0.60
Weighted average number of shares outstanding, basic and diluted	54,500,000	54,500,000	54,500,889	54,510,587	63,300,466

	Year Ended December 31,

	2006	2007	2008	2009	2010

	(In thousands of U.S. dollars except share data)
OTHER FINANCIAL DATA
Net cash (used in)/provided by operating activities	$(12,806)	$278,506	$259,597	$211,338	$118,147
Net cash (used in)/provided by investing activities	(33,835)	88,416	(148,223)	(191,863)	(131,709)
Net cash provided by/(used in) financing activities	46,641	(366,922)	(83,672)	(28,742)	60,136
Net increase/(decrease) in cash and cash equivalents	—	—	27,702	(9,267)	46,574

	As of December 31,

	2006	2007	2008	2009	2010

BALANCE SHEET DATA
Total current assets	$282,021	$98,883	$88,086	$105,648	104,276
Total fixed assets	253,448	308,340	387,296	467,513	640,258
Other non-current assets	314	434	6,900	55,563	60,838
Total assets	535,783	407,657	482,282	628,724	805,372
Total current liabilities	172,275	43,984	70,863	65,551	52,983
Derivative liabilities	—	242	21,716	15,510	9,787
Long-term debt, net of current portion	134,457	306,267	413,483	420,994	467,070
Time charter discount	—	2,766	—	—	—
Unearned revenue—Long-term	—	—	11,765	29,450	31,399
Total owners’/shareholders’ equity/(deficit)	229,051	54,398	(35,545)	97,219	244,133
Total liabilities and owners’/shareholders’ equity	535,783	407,657	482,282	628,724	805,372

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

The drybulk shipping industry is cyclical with attendant volatility in charter rates, vessel values and profitability. For example, the degree of charter hire rate volatility among different types of drybulk carriers has varied widely. After reaching historical highs in mid-2008, charter hire rates for Panamax and Capesize drybulk carriers reached near historically low levels at the end of 2008, and have since recovered somewhat. Because from time to time we may charter some of our vessels pursuant to short-term time charters, we may be exposed to changes in spot market and short-term charter rates for drybulk carriers and such changes may affect our earnings and the value of our drybulk carriers at any given time. Although at February 20, 2011, 12 of our 16 drybulk vessels were deployed or scheduled to be deployed on period time charters with more than one year of remaining term, if low charter rates in the drybulk market prevail during periods when we must replace our existing charters, it will have an adverse effect on our revenues, profitability, cash flows and our ability to comply with the financial covenants in our loan and credit facilities. In addition, we have contracted to acquire nine newbuilds scheduled to be delivered through 2013, seven of which do not currently have contracted charters. We may be unable to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or pay any dividends.

The factors affecting the supply and demand for drybulk vessels are outside of our control and are difficult to predict with confidence. As a result, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

●	demand for and production of drybulk products;

●	global and regional economic and political conditions;

●	environmental and other regulatory developments;

●	the distance drybulk cargoes are to be moved by sea; and

●	changes in seaborne and other transportation patterns.

Factors that influence the supply of vessel capacity include:

●

the number of newbuild deliveries, which among other factors relates to the ability of shipyards to deliver newbuilds by contracted delivery dates and the ability of purchasers to finance such newbuilds;

●	the scrapping rate of older vessels;

●	port and canal congestion;

●	the number of vessels that are in or out of service, including due to vessel casualties; and

●	changes in environmental and other regulations that may limit the useful lives of vessels.

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

The drybulk carrier charter market remains significantly below its historical high in 2008, and has continued to be volatile during 2009 and 2010, which has and may continue to adversely affect our revenues, earnings and profitability and our ability to comply with our loan covenants.

The revenues, earnings and profitability of companies in our industry are affected by the charter rates that can be obtained in the market, which is volatile and has experienced significant declines since its highs in the middle of 2008. For example, the Baltic Drybulk Index, or “BDI,” declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94% within a single calendar year. The BDI fell over 70% during October 2008 alone. During 2009, the BDI remained volatile, reaching a low of 772 on January 5, 2009 and a high of 4,661 on November 19, 2009. During 2010, the BDI remained volatile, reaching a low of 1,700 on July 15, 2010 and a high of 4,209 on May 26, 2010. The decline and volatility in charter rates in the drybulk market also affects the value of our drybulk vessels, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

A negative change in the economic conditions in the United States, the European Union or the Asian Region, especially in China, Japan or India, could reduce drybulk trade and demand, which could reduce charter rates and have a material adverse effect on our business, financial condition and results of operations.

We expect that a significant number of the port calls made by our vessels will involve the loading or discharging of raw materials in ports in the Asian region, particularly China, Japan and India. As a result, a negative change in economic conditions in any Asian country, particularly China, Japan or, to some extent, India, can have a material adverse effect on our business, financial position and results of operations, as well as our future prospects, by reducing demand and, as a result, charter rates and affecting our ability to charter our vessels. In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving force behind increases in marine drybulk trade and the demand for drybulk vessels. If economic growth declines in China, Japan, India and other countries in the Asian region, we may face decreases in such drybulk trade and demand. Moreover, a slowdown in the United States and Japanese economies or the economies of the European Union or certain Asian countries will likely adversely affect economic growth in China, India and elsewhere. Such an economic downturn in any of these countries could have a material adverse effect on our business, financial condition and results of operations.

An oversupply of drybulk vessel capacity may lead to reductions in charter rates and profitability.

The market supply of drybulk vessels has been increasing, and the number of drybulk vessels on order as of December 31, 2010, was approximately 49% of the then-existing global drybulk fleet in terms of dwt, with deliveries expected mainly during the succeeding 24 months, although available data with regard to cancellations of existing newbuild orders or delays of newbuild deliveries are not always accurate. We have also seen significantly fewer vessels being scrapped at levels observed during the economic crisis. As a result, the drybulk fleet remains an aged fleet that has not decreased in number. An oversupply of drybulk vessel capacity, will likely result in a reduction of charter hire rates. We will also be exposed to changes in charter rates with respect to our existing fleet and our remaining newbuilds depending on the ultimate growth of the global drybulk fleet. If we cannot enter into period time charters on acceptable terms, we may have to secure charters in the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. Four vessels in our current fleet will be available for employment in the first half of 2011, and we have not yet arranged charters for three of our newbuild vessels scheduled to be delivered to us within 2011. In addition, a material increase in the net supply of drybulk vessel capacity without corresponding growth in drybulk vessel demand could have a material adverse effect on our fleet utilization and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition and results of operations.

The market values of our vessels may decrease, which could cause us to breach covenants in our credit and loan facilities, and could have a material adverse effect on our business, financial condition and results of operations.

Our credit and loan facilities, which are secured by mortgages on our vessels, require us to comply with specified collateral coverage ratios and satisfy certain financial and other covenants, including those that are affected by the market value of our vessels. The market value of drybulk vessels has generally experienced high volatility. The market prices for secondhand and newbuild drybulk vessels in the recent past have declined from historically high levels to low levels within a short period of time. The market value of our vessels fluctuates depending on a number of factors, including:

●	general economic and market conditions affecting the shipping industry;

●	prevailing level of charter rates;

●	competition from other shipping companies;

●	configurations, sizes and ages of vessels;

●	cost of newbuilds;

●	governmental or other regulations; and

●	technological advances.

We were in compliance with our covenants as of December 31, 2009 and December 31, 2010. However, as of December 31, 2008, we were in breach of certain covenants relating to the maintenance of minimum security vessel values under certain credit facilities and subsequently entered into agreements with the relevant lenders eliminating the effects of these defaults and confirming that certain actions did not give rise to a default. If the market value of our vessels or newbuilds declines, we may breach some of the covenants contained in our credit and loan facilities. If we do breach such covenants and we are unable to remedy or our lenders refuse to waive the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities. As a result of cross-default provisions contained in our loan agreements, this could in turn lead to additional defaults under our loan agreements and the consequent acceleration of the indebtedness thereunder and the commencement of similar foreclosure proceedings by other lenders. If our indebtedness were accelerated in full or in part, it would be difficult for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to continue our business.

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

The operation of our vessels is affected by the requirements set forth in the United Nations’ International Maritime Organization’s International Management Code for the Safe Operation of Ships and for Pollution Prevention, or “ISM Code.” Under the ISM Code we are required to develop and maintain an extensive Safety Management System (“SMS”) that includes the adoption of a safety and environmental protection policy. Failure to comply with the ISM Code may subject us to increased liability, invalidate existing insurance or decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our current fleet is ISM Code-certified. If we fail to maintain ISM Code certification for our vessels, we may also breach covenants in certain of our credit and loan facilities that require that our vessels be ISM Code-certified. If we breach such covenants due to failure to maintain ISM Code certification and are unable to remedy the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities.

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

The hull and machinery of every commercial vessel must be certified as safe and seaworthy in accordance with applicable rules and regulations, and accordingly vessels must undergo regular surveys. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable and we would be in violation of certain covenants in our credit and loan facilities. This would also negatively impact our revenues.

Our vessels are exposed to operational risks, including terrorism and piracy, that may not be adequately covered by our insurance.

The operation of any vessel includes risks such as weather conditions, mechanical failure, collision, fire, contact with floating objects, cargo or property loss or damage and business interruption due to political circumstances in foreign countries, piracy, terrorist attacks, armed hostilities and labor strikes. Such occurrences could result in death or injury to persons, loss, damage or destruction of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates and damage to our reputation and customer relationships generally. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden and the northwestern part of the Indian Ocean. If these attacks and other disruptions result in areas where our vessels are deployed being characterized by insurers as “war risk” zones or Joint War Committee “war, strikes, terrorism and related perils” listed areas, as the northwestern part of Indian Ocean currently is, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult or impossible to obtain. In addition, there is always the possibility of a marine disaster, including oil spills and other environmental damage. Although our vessels carry a relatively small amount of the oil used for fuel (“bunkers”), a spill of oil from one of our vessels or losses as a result of fire or explosion could be catastrophic under certain circumstances.

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

In addition, we do not carry loss of hire insurance except in certain occasions in which our vessels are trading in areas where a history of piracy has been reported. Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking or unscheduled repairs due to damage to the vessel. Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, financial condition and results of operations.

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

Changes in fuel prices may adversely affect our profits.

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

The ability and willingness of each of our counterparties to perform its obligations under a period time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. If we enter into period time charters with charterers when charter rates are high and charter rates subsequently fall significantly, charterers may seek to renegotiate financial terms. Also, our charterers may experience financial difficulties due to prevailing economic conditions or for other reasons, and as a result may default under our period time charters. During depressed drybulk market conditions, there have been numerous reports of charterers renegotiating their charters or defaulting on their obligations thereunder. While we have not experienced a default by a charterer during the past three years, we have agreed to certain early redeliveries at the request of charterers. See “Operating and Financial Review and Prospects.” If a charterer defaults on a charter, we will seek the remedies available to us, which may include arbitration or litigation to enforce the contract, although such efforts may not be successful. Should a charterer default on a period time charter, we may have to enter into a charter at a lower charter rate, which would reduce our revenues. If we cannot enter into a new period time charter, we may have to secure a charter in the spot market, where charter rates are volatile and revenues are less predictable. It is also possible that we would be unable to secure a charter at all, which would also reduce our revenues, and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We depend upon a limited number of customers for a large part of our revenues and the loss of one or more of these customers could have a material adverse effect on our business, financial condition and results of operations.

We expect to derive a significant part of our revenues from a limited number of customers. During the year ended December 31, 2010, approximately 76.3 % of our revenues were derived from three charterers, namely Daiichi Chuo Kisen Kaisha, Kawasaki Kisen Kaisha and Cargill International S.A. Geneva, with each one accounting for more than 10% of total revenues. We could lose a customer for many different reasons, including:

●	failures of the customer to make charter payments because of its financial inability, disagreements with us or otherwise;

●	the customer’s termination of its charters because of our non-performance, including serious deficiencies with the vessels we provide to that customer or prolonged periods of off-hire; or

●

in certain cases, a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest, prevents us from performing services for that customer.

If we lose a key customer, we may be unable to obtain period time charters on comparable terms with charterers of comparable standing or may have increased exposure to the volatile spot market, which is highly competitive and subject to significant price fluctuations. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. The loss of any of our key customers, a decline in payments under our charters or the failure of a key customer to perform under its charters with us could have a material adverse effect on our business, financial condition and results of operations.

We may have difficulty properly managing our planned growth through acquisitions of our newbuilds and additional vessels.

We intend to grow our business through the acquisition of our contracted newbuilds and we may make selective acquisitions of additional vessels. Our future growth will primarily depend on our ability to locate and acquire suitable additional vessels, enlarge our customer base, operate and supervise any newbuilds we may order and obtain required debt or equity financing on acceptable terms. We have contracted to acquire nine newbuilds scheduled to be delivered through 2013.

A delay in the delivery to us of any such vessel, or the failure of the shipyard to deliver a vessel at all, could cause us to breach our obligations under a related charter and could adversely affect our earnings. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

A shipyard could fail to deliver a newbuild on time or at all because of:

●	work stoppages or other hostilities, political or economic disturbances that disrupt the operations of the shipyard;

●	quality or engineering problems;

●	bankruptcy or other financial crisis of the shipyard;

●	a backlog of orders at the shipyard;

●	weather interference or catastrophic events, such as major earthquakes or fires;

●	our requests for changes to the original vessel specifications or disputes with the shipyard; or

●	shortages of or delays in the receipt of necessary construction materials, such as steel, or equipment, such as main engines, electricity generators and propellers.

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

As of February 20, 2011, the vessels in our current fleet had an average age of 3.9 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations will be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

If we are unable to obtain additional secured indebtedness, we may default on our commitments relating to our contracted newbuilds, and we may not be able to finance our future fleet expansion program, which would have a material adverse effect on our business, financial condition and results of operations.

The net remaining unpaid balance of the contract prices for our eight newbuilds was $264.0 million as of December 31, 2010. In addition, in January 11, 2011, we contracted to acquire one additional newbuild at a price of approximately $42.2 million, including a cost adjustment for extra items, (see Note 25 to our financial statements included in this annual report). We anticipate that our primary sources of funds to satisfy these commitments will be from existing cash and time deposits, operating cash surplus and existing undrawn loan commitments. As of February 20, 2011, the company has one existing and eight newbuild vessels unencumbered and a $50 million long-term floating rate note facility against which additional loan and credit facilities can be drawn. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. Significant contraction, de-leveraging and reduced liquidity in credit markets worldwide is reducing the availability and increasing the cost of credit. To the extent that we are unable to enter into new credit facilities and obtain such additional secured indebtedness on terms acceptable to us, we will need to find alternative financing. If we are unable to find alternative financing, we will not be capable of funding all of our commitments for capital expenditures relating to our contracted newbuilds. A failure to fulfill our commitments generally results in a forfeiture of the advance we paid to the shipyard with respect to the contracted newbuild and a write off of expenses capitalized which together amounted to $99.0 million as of December 31, 2010. In addition, we may also be liable for other damages for breach of contract. Examples of such liabilities could include payments to the shipyard for the difference between the forfeited advance and the amount that remains to be paid by us if the shipyard cannot locate a third-party buyer that is willing to pay an amount equal to the difference or compensatory payments by us to charter parties with whom we have entered into charters with respect to the contracted newbuilds. We note, however, that we have never been liable for breach of contract to any shipyards or charterers. Such events, if they occurred, would adversely affect our business, financial condition and results of operation.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our ability to operate our vessels profitably.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of February 20, 2011, the average age of the vessels in our current fleet was 3.9 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers.

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

Because we generate substantially all of our revenues in U.S. dollars but incur a material portion of our expenses in other currencies, and may, in the future, also incur a material portion of our indebtedness and our capital expenditure requirements in other currencies, exchange rate fluctuations could have a material adverse effect on our business, financial condition and results of operations.

We generate substantially all of our revenues in U.S. dollars, but in 2010 we incurred approximately 24.93% of our vessel operating expenses in currencies other than the U.S. dollar. Although as of December 31, 2010, all of our indebtedness and the amounts due under our newbuild contracts were denominated in U.S Dollars, in January 2011, we entered into a shipbuilding contract whereby part of the contract price is payable in Japanese yen. In addition, certain of our existing credit facilities allow us to convert the outstanding loan amount or any part thereof into currencies other than the U.S. dollar. Also, in the future, we may enter into new credit facilities or newbuild contracts that are denominated in or permit conversion into currencies other than the U.S. dollar. The use of different currencies could lead to fluctuations in our net income due to changes in the value of the U.S. dollar relative to other currencies, in particular the euro and the Japanese yen. We have not hedged our currency exposure, and, as a result, our results of operations and financial condition, denominated in U.S. dollars, and our ability to pay dividends could suffer.

Restrictive covenants in our existing credit facilities impose, and any future credit facilities will impose, financial and other restrictions on us, and any breach of these covenants could result in the acceleration of our indebtedness and foreclosure on our vessels.

Our existing credit facilities impose, and any future credit facility will impose, operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit our ability to, among other things:

●	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend;

●	enter into long-term charters for more than 13 months;

●	incur additional indebtedness, including through the issuance of guarantees;

●	change the flag, class or management of the vessel mortgaged under such facility or terminate or materially amend the management agreement relating to such vessel;

●	create liens on their assets;

●	make loans;

●	make investments;

●	make capital expenditures;

●	undergo a change in ownership or control or permit a change in ownership and control of our Manager;

●	sell the vessel mortgaged under such facility; and

●	permit our chief executive officer to change.

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

●

ensure that the market value of the vessel mortgaged under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below 100% to 120%, as applicable, of the outstanding amount of the loan;

●

ensure that outstanding amounts in currencies other than the U.S. dollar do not exceed 100% or 110%, as applicable, of the U.S. dollar equivalent amount specified in the relevant credit agreement for the applicable period by, if necessary, providing cash collateral security in an amount necessary for the outstanding amounts to meet this threshold;

●	maintain a cash collateral deposit or minimum cash balance per vessel with the respective lender; and

●	ensure that we comply with certain financial covenants under the guarantees described below.

In addition, under guarantees we have entered into with respect to certain of our subsidiaries’ existing credit facilities, we are subject to specified financial covenants. Depending on the guarantee, these financial covenants include the following:

●

our total liabilities (on a consolidated basis, including those of our subsidiaries) divided by our total consolidated assets (based on the market value of all vessels owned by our subsidiaries, and the book value of all other assets, on an adjusted basis as set out in the relevant guarantee) must not exceed 70% or 80% (depending on the relevant guarantee);

●	the ratio of our aggregate debt to EBITDA must not at any time exceed 5.5:1 on a trailing 12 months’ basis;

●

our consolidated net worth (consolidated total assets less consolidated total liabilities) must not at any time be less than $150.0 million, $175.0 million or $200.0 million (depending on the relevant guarantee), as adjusted to reflect, among other things, the market value of our vessels as set out in the relevant guarantee;

●	maintenance of minimum free liquidity of $500,000 on deposit with the relevant lender on a per vessel basis; and

●	payment of dividends, subject to no event of default having occurred.

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

The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and available sources of liquidity, (ii) decisions in relation to our growth strategies, (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in our existing and future debt instruments, and (v) global financial conditions. We can give no assurance that dividends will be paid in the future.

There may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends based upon, among other things:

●	the rates we obtain from our charters as well as the rates obtained upon the expiration of our existing charters;

●	the level of our operating costs;

●	the number of unscheduled off-hire days and the timing of, and number of days required for, scheduled drydocking of our ships;

●	vessel acquisitions and related financings;

●	restrictions in our loan and credit facilities and in any future debt facilities;

●	prevailing global and regional economic and political conditions;

●	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

●	the amount of cash reserves established by our board of directors; and

●	restrictions under Marshall Islands and Liberian law.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, if any. Our growth strategy contemplates that we will finance the acquisition of our newbuilds or selective acquisitions of additional vessels in addition to our contracted newbuilds through a combination of our operating cash flow and debt financing or equity financing. If financing is not available to us on acceptable terms, our board of directors may decide to finance or refinance such acquisitions with a greater percentage of cash from operations to the extent available, which would reduce or even eliminate the amount of cash available for the payment of dividends. We may also enter into other agreements that will restrict our ability to pay dividends.

Under the terms of certain of our existing credit facilities, we are not permitted to pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend. We expect that any future credit facilities will also have restrictions on the payment of dividends.

The laws of the Republic of Liberia, where each of our vessel-owning subsidiaries is incorporated, generally prohibit the payment of dividends other than from surplus or net profits, or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. Our subsidiaries may not have sufficient funds, surplus or net profits to make distributions to us. In addition, under guarantees we have entered into with respect to certain of our subsidiaries’ existing credit facilities, we are subject to specified financial and other covenants, which may limit our ability to pay dividends. We also may not have sufficient surplus or net profits in the future to pay dividends.

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

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to make dividend payments.

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

Pursuant to our management agreement, our Manager provides us with our executive officers and with technical, administrative and commercial services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance, financial services and office space). Our operational success depends significantly upon our Manager’s satisfactory performance of these services. Our business would be harmed if our Manager failed to perform these services satisfactorily. In addition, if the management agreement were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our existing management agreement.

Our ability to compete for and enter into new period time and spot charters and to expand our relationships with our existing charterers will depend largely on our relationship with our Manager and its reputation and relationships in the shipping industry. If our Manager suffers material damage to its reputation or relationships, it may harm our ability to:

●	renew existing charters upon their expiration;

●	obtain new charters;

●	successfully interact with shipyards during periods of shipyard construction constraints;

●	obtain financing on commercially acceptable terms;

●	maintain satisfactory relationships with our charterers and suppliers; and

●	successfully execute our business strategies.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, financial condition and results of operations.

Although we may have rights against our Manager if it defaults on its obligations to us, investors in us will have no recourse against our Manager.

Our Manager has provided in the past certain management services to an affiliated and to an unaffiliated company under the specific restrictions of our management agreement. Although our Manager is required to provide preferential treatment to our vessels with respect to chartering arrangements under the management agreement, our Manager’s time and attention may be diverted from the management of our vessels in such circumstances.

Currently, our Manager does not provide any services to any company other than us.

Further, we will need to seek approval from our lenders to change our Manager.

Management fees are payable to our Manager regardless of our profitability, which could have a material adverse effect on our business, financial condition and results of operations.

Pursuant to our management agreement, we pay our Manager a fee of $575 per day per vessel for providing commercial, technical and administrative services and a fee of 1.25% on gross freight, charter hire, ballast bonus and demurrage. In addition, we pay our manager certain commissions and fees with respect to vessel purchases, sales and newbuilds. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain public company expenses such as directors and officers’ liability insurance, legal and accounting fees and other similar third party expenses, which are reimbursed by us. The management fees can be adjusted annually on May 29 of each year, the anniversary of our management agreement, by agreement between us and our Manager. The management fees are payable whether or not our vessels are employed, and regardless of our profitability, and we have no ability to require our Manager to reduce the management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations.

Our Manager is a privately held company, and there is little or no publicly available information about it; an investor could have little advance warning of problems affecting our Manager that could have a material adverse effect on us.

The ability of our Manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our Manager’s financial strength. Because our Manager is privately held, it is unlikely that information about its financial strength would become public or available to us prior to any default by our Manager under the management agreement. As a result, our investors might have little advance warning of problems that affect our Manager, even though those problems could have a material adverse effect on us.

Our chief executive officer also controls our Manager, which could create conflicts of interest between us and our Manager.

Our chief executive officer, Polys Hajioannou, owns all of the issued and outstanding capital stock of our Manager through his wholly-owned company, Machairiotissa Holdings Inc. Polys Hajioannou, together with his brother Nicolaos Hadjioannou, controls Vorini Holdings Inc., which owns approximately 69.54% of our outstanding common stock. These relationships could create conflicts of interest between us, on the one hand, and our Manager, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies affiliated with our Manager or our chief executive officer. To the extent we elect not to exercise our right of first refusal with respect to any drybulk vessel that may be acquired by companies affiliated with our chief executive officer, such companies could acquire and operate such drybulk vessels under the management of our Manager in competition with us. Although under our management agreement our Manager will be required to first provide us any chartering opportunities in the drybulk sector, our Manager is not prohibited from giving preferential treatment in other areas of its management to vessels that are beneficially owned by related parties. These conflicts of interest may have an adverse effect on our business, financial condition and results of operations.

Our business depends upon certain employees who may not necessarily continue to work for us; if such employees were no longer to be affiliated with us, our business, financial condition and results of operation could suffer.

Our future success depends, to a significant extent, upon our chief executive officer, Polys Hajioannou, and certain other members of our senior management and of our Manager. Polys Hajioannou has substantial experience in the drybulk shipping industry and for 24 years has worked with us and our Manager and its predecessor. He and others employed by our Manager to manage our business and our Manager are crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us or our Manager, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition could suffer. We do not intend to maintain “key man” life insurance on any of our executive officers.

The provisions in our restrictive covenant arrangement with our chief executive officer restricting his ability to compete with us, like restrictive covenants generally, may not be enforceable.

Our chief executive officer, Polys Hajioannou, has entered into a restrictive covenant agreement with us under which he is precluded during the term of his service with us as executive and director and for one year thereafter (and for the term of our management agreement with our Manager and one year thereafter, if longer) from owning and operating drybulk vessels and from acquiring, investing in or controlling any business that owns or operates such vessels. Courts generally do not favor the enforcement of such restrictions, particularly when they involve individuals and could be construed as infringing on such individuals ability to be employed or to earn a livelihood. Our ability to enforce these restrictions, should it ever become necessary, will depend upon the circumstances that exist at the time enforcement is sought. A court may not enforce the restrictions as written by way of an injunction and we may not necessarily be able to establish a case for damages as a result of a violation of the restrictive covenants.

Our vessels call on ports located in Iran, which is subject to restrictions imposed by the United States government, which could be viewed negatively by investors and adversely affect the trading price of our common stock.

From time to time, vessels in our fleet have called and/or may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism. From January 1, 2005 through December 31, 2010, vessels in our fleet have made 19 calls to ports in Iran out of a total of 1,520 calls on worldwide ports. Iran continues to be subject to sanctions and embargoes imposed by the United States government and is identified by the United States government as a state sponsor of terrorism. Although these sanctions and embargoes do not prevent our vessels from making calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our common stock. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

We are incorporated under the laws of the Marshall Islands, and our business is operated primarily from our offices in Athens, Greece. In addition, a majority of our directors and officers are or will be non-residents of the United States, and all of our assets and a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under the securities laws or otherwise. You may also have difficulty enforcing, both within and outside of the United States, judgments you may obtain in the United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. There is also substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.

Risks Relating to Our Common Stock

Vorini Holdings Inc., our principal stockholder, controls the outcome of matters on which our stockholders are entitled to vote and its interests may be different from yours.

Vorini Holdings Inc., which is controlled by our chief executive officer, Polys Hajioannou and Nicolaos Hadjioannou, owns approximately 69.54% of our outstanding common stock. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of this stockholder may be different from yours.

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

We filed a shelf registration statement on Form F-3 with the SEC on October 8, 2009, which became effective on November 12, 2009. We may use this registration statement to issue up to an aggregate public offering price of $300.0 million of additional common or preferred stock, warrants or subscription rights. In March 2010, under this registration statement, we issued and sold 10,350,000 shares of common stock in a public offering. Concurrently with this public offering, we issued and sold 1,000,000 shares of common stock to Vorini Holdings Inc. in a private placement. The gross proceeds of the public offering and the private placement were $79.45 million. In the future, we may use the registration statement to issue up to an aggregate public offering price of $220.55 million of additional shares of common or preferred stock, warrants or subscription rights.

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

Several provisions of our articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable. These provisions:

●	authorize our board of directors to issue “blank check” preferred stock without stockholder approval;

●	provide for a classified board of directors with staggered, three-year terms;

●	prohibit cumulative voting in the election of directors;

●	authorize the removal of directors only for cause;

●	prohibit stockholder action by written consent unless the written consent is signed by all stockholders entitled to vote on the action;

●	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

●	provide that special meetings of our stockholders may only be called by the chairman of our board of directors, chief executive officer or a majority of our board of directors.

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

We may earn shipping income that will be subject to United States income tax, thereby reducing our cash available for distributions to you.

Under U.S. tax rules, 50% of our gross income attributable to shipping that begins or ends in the United States will be subject to a 4% U.S. income tax (without allowance for deductions). The amount of this income may fluctuate, and we will not qualify for any exemption from this U.S. tax. Many of our charters contain provisions that obligate the charterers to reimburse us for this 4% U.S. tax. To the extent we are not actually reimbursed by our charterers, the 4% U.S. tax will decrease our cash that is available for dividends.

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

There are legal uncertainties involved in this determination. A recent case by the U.S. Court of Appeals for the Fifth Circuit held that, contrary to the position of the U.S. Internal Revenue Service or the “IRS” in that case, and for purposes of a different set of rules under the Internal Revenue Code of 1986, or the “Code,” income received under a time charter of vessels should be treated as rental income rather than services income. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time chartering activities would be treated as rental income, and we would probably be a PFIC. In recent guidance, however, the IRS stated that it disagreed with the holding in the Fifth Circuit case, and specified that income from time charters should be treated as services income. In light of these authorities, no assurance can be given that the IRS or a United States court will accept the position that we are not a PFIC, and there is a risk that the IRS or a United States court could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Safe Bulkers, Inc. was incorporated in the Republic of The Marshall Islands on December 11, 2007, under the Marshall Islands Business Corporations Act, for the purpose of acquiring ownership of various subsidiaries that either owned or were scheduled to own vessels. We are controlled by the Hajioannou family, which has a long history of operating and investing in the international shipping industry, including a long history of vessel ownership. Vassos Hajioannou, the late father of Polys Hajioannou, our chief executive officer, first invested in shipping in 1958. Polys Hajioannou has been actively involved in the industry since 1987, when he joined the predecessor of Safety Management.

Over the past 16 years under the leadership of Polys Hajioannou, we have renewed our fleet by selling eleven drybulk vessels during periods of what we viewed as favorable secondhand market conditions and contracting to acquire 36 drybulk newbuilds. Also under his leadership, we have expanded the classes of drybulk vessels in our fleet and the aggregate carrying capacity of our fleet has grown from 146,000 deadweight tons, or dwt, in 1995 to 1,443,800 dwt currently. The quality and size of our current fleet, together with our long-term relationships with several of our charter customers, are, we believe, the results of our long-term strategy of maintaining a young, high quality fleet, our broad knowledge of the drybulk industry and our strong management team. In addition to benefiting from the experience and leadership of Polys Hajioannou, we also benefit from the expertise of our Manager which, along with its predecessor, has specialized in drybulk shipping since 1965, providing services to over 33 drybulk vessels. A number of our Managers’ key management and operational personnel have been continuously employed with Safety Management and its predecessor company for over 25 years. In June 2008, we completed an initial public offering of our common stock in the United States and our common stock began trading on the New York Stock Exchange. In March 2010, we completed a public offering of common stock and a private placement of common stock to Vorini Holdings Inc. We maintain our offices at 30-32 Avenue Karamanli, P.O. Box 70837, 16605 Voula, Athens, Greece. Our telephone number at that address is 011-30-210-899-4980. Our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

B. Business Overview

We are an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest consumers of marine drybulk transportation services. As of February 20, 2011, we had a fleet of 16 drybulk vessels, with an aggregate carrying capacity of 1,443,800 dwt and an average age of 3.9 years, making us one of the world’s youngest fleets of Panamax, Kamsarmax, Post-Panamax and Capesize class vessels. Our fleet is expected to grow through 2013 as the result of the delivery of nine further contracted newbuilds, comprised of two Panamax, three Kamsarmax, two Post-Panamax and two Capesize class vessels. Upon delivery of the last of our contracted newbuilds, our fleet will be comprised of 25 vessels, having an aggregate carrying capacity of 2,387,800 dwt.

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

General

As of February 20, 2011 our fleet comprised 16 vessels, of which four are Panamax, three are Kamsarmax, eight are Post-Panamax class and one is Capesize class vessel, with an aggregate carrying capacity of 1,443,800 dwt and an average age of 3.9 years. Assuming delivery of the last of our contracted newbuilds in 2013, our fleet will be comprised of six Panamax, six Kamsarmax, ten Post-Panamax and three Capesize class vessels, and the aggregate carrying capacity of our 25 vessels will be 2,387,800 dwt. As of February 20, 2011, the average remaining duration of the charters for our existing fleet was 3.5 years.

The majority of vessels in our fleet have sister ships with similar specifications in our existing or newbuild fleet. We believe using sister ships provides cost savings because it facilitates efficient inventory management and allows for the substitution of sister ships to fulfill our period time charter obligations.

Our Fleet and Newbuilds

The table below presents additional information with respect to our drybulk vessel fleet, including our newbuilds, and its deployment as of February 20, 2011.

Vessel Name	Dwt	Year Built (1)	Country of Construction	Charter Type	Charter Rate (2)	Commissions (3)	Charter Period (4)	Sister Ship (5)

Current Fleet

Panamax

Maria	76,000	2003	Japan	Time (6)	$17,750	0.00%	Sep. 2010 – Apr. 2011	A
				Time	$20,250	3.50%	Apr. 2011 – Apr. 2014

Vassos	76,000	2004	Japan	Time	$29,000	1.25%	Nov. 2008 – Oct. 2013	A

Katerina	76,000	2004	Japan	Time (7)	$20,000	3.375%	Feb. 2011 – Feb. 2014	A

Maritsa	76,000	2005	Japan	Time (8)	$32,000	1.25%	Mar. 2010 – Mar. 2012	A
					$28,000		Mar. 2012 – Mar. 2013
					$24,000		Mar. 2013 – Mar. 2015

Kamsarmax

Pedhoulas Merchant	82,300	2006	Japan	Time (9)	$27,250	4.75%	Apr.2010 – Apr. 2011	B

Pedhoulas Trader	82,300	2006	Japan	Time (8)	$69,000	1.00%	Aug. 2008 – Jul. 2009	B
					$56,500		Aug. 2009 – Jul. 2010
					$42,000		Aug. 2010 – Jul. 2011
					$20,000		Aug. 2011 – Jul. 2013

Pedhoulas Leader	82,300	2007	Japan	Spot (10)	$18,750	4.75%	Dec. 2010 - Mar. 2011	B
				Time (11)	$18,350	3.50%	Aug. 2011 – Aug. 2013

Post-Panamax

Stalo	87,000	2006	Japan	Time	$34,160	1.25%	Mar. 2010 – Feb. 2015	C

Marina	87,000	2006	Japan	Time (8)	$61,500	2.50%	Dec. 2008 – Mar. 2009	C
					$57,500		Apr. 2009 – Dec. 2009
					$52,500		Dec. 2009 – Dec. 2010
					$42,500		Dec. 2010 – Dec. 2011
					$32,500		Dec. 2011 – Oct. 2012
					$31,500		Oct. 2012 – Dec. 2012
					$21,500		Dec. 2012 – Dec. 2013

Sophia	87,000	2007	Japan	Time	$34,720	1.25%	Oct. 2008 – Sep. 2013	C

Eleni	87,000	2008	Japan	Time	$34,160	1.25%	Apr. 2010 – Mar. 2015	C

Martine	87,000	2009	Japan	Time	$40,500	1.25%	Feb. 2009 – Feb. 2014	C

Andreas K	92,000	2009	South Korea	Time	$22,000	3.75%	Feb. 2011 – Nov. 2011	D

Panayiota K	92,000	2010	South Korea	Time	$22,750	3.75%	Apr. 2010 – Apr. 2011	D

Venus Heritage	95,800	2010	Japan	Time	$22,000	5.00%	Dec. 2010 – Apr. 2011	F

Capesize

Kanaris	178,100	2010	China	Time	$31,000	5.00%	Sep. 2010 – Sep. 2011
				Time	$25,928	2.50%	Sep. 2011 – May 2031

Subtotal	1,443,800

New builds

Kamsarmax

Hull No.616	82,000	2H 2011	China					E

Hull No.617	82,000	1H 2012	China					E

Hull No.631	82,000	2H 2011	China					E

Panamax

Hull No.1154	76,000	2H 2013	China

Hull No.804	76,000	1H 2012	Japan

Post-Panamax

Hull No. 1579	95,000	2H 2011	Japan					F

Hull No. 1594	95,000	1H 2012	Japan					F

Capesize

Hull No. 131	180,000	2H 2012	China	Time (12)	$24,810	1.25%	Sep. 2012 – Sep. 2022

Hull No. 1074	176,000	2H 2011	China	Time	$38,000	1.00%	Jun. 2012 – May 2022

Subtotal	944,000

TOTAL	2,387,800

(1)	For newbuilds, the dates shown reflect the expected delivery dates.

(2)	Quoted charter rates are gross charter rates. Gross charter rates are inclusive of commissions. Net charter rates are charter rates after the payment of commissions.

(3)

Commissions reflect payments made to third-party brokers or our charterers, and do not include the 1.25% fee payable on gross freight, charter hire, ballast bonus and demurrage to our Manager pursuant to our vessel management agreements with our Manager.

(4)

The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of February 20, 2011, scheduled start dates. Actual start dates and redelivery dates may differ from the scheduled start and redelivery dates depending on the terms of the charter and market conditions.

(5)	Each vessel with the same letter is a “sister ship” of each other vessel that has the same letter, and under certain of our charter contracts, may be substituted with its “sister ships.”
(6)

In July 2010, we agreed with the charterers of the Maria to terminate the $18,000 daily fixed rate time charter which had commenced on June 28, 2009, and was due to expire by November 30, 2010. As compensation for early redelivery of the vessel, we paid to the charterers an amount of $0.2 million, on August 4, 2010. The vessel was redelivered on August 24, 2010, and was subsequently fixed at a daily charter rate of $17,750 until April 2011 and since then at a daily charter rate of $20,250 for three years.

(7)

In March 2010, we agreed with the charterers of the Katerina to terminate the $15,500 daily fixed rate time charter which had commenced on June 26, 2009, and was due to expire by September 15, 2011. As compensation for early redelivery of the vessel, we paid to the charterers an amount of $1.5 million on April 7, 2010. The vessel was redelivered on February 1, 2011, was subsequently fixed at a daily charter rate of $20,000 for three years.

(8)	Charter agreement which provides for variable charter rates.
(9)

In December 2009, we agreed with the charterer of the Pedhoulas Merchant to terminate the existing charter in February or March of 2010. Pedhoulas Merchant was redelivered on April 2010, instead of the contracted earliest redelivery date of November 5, 2010. In connection with this early redelivery, we recognized early redelivery income of $3.6 million, comprising cash compensation paid by the relevant charterer of $4.8 million on May 6, 2010, less accrued revenue of $1.2 million. The vessel was subsequently fixed at a daily charter rate of $27,250 until April 2011.

(10)

In April 2010, we agreed with the charterers of the Pedhoulas Leader to terminate the $18,500 daily fixed rate time charter which had commenced on July 19, 2009, and was due to expire by September 30, 2011. As compensation for early redelivery of the vessel, we paid to the charterers an amount of $1.8 million, on May 6, 2010. The vessel was redelivered on November 12, 2010, and was subsequently fixed at a daily charter rate of $21,750 until December 12, 2010 and since then at a daily charter rate of $18,750 for three months.

(11)	Charter agreement which provides us with choice of deploying either Pedhoulas Merchant or Pedhoulas Leader.
(12)

The Charter agreement grants the charterer the option to extend the time charter for an additional twelve months at a time, at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times. The Charter agreement also grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the time charter period, at a price of $39 million less 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year. Should the charterer decide to subsequently sell the vessel to a third party after exercising this purchase option, we have retained a right of first refusal to buy back the vessel.

From the beginning of 1995 through February 20, 2011, we have taken delivery of 27 newbuilds. We are currently contracted to take delivery of a further nine newbuilds, comprised of one Japanese-built Panamax class vessel with a contract price including cost adjustment for extra items of approximately $42.2 million, consisting of payments of $18.9 million and JPY 1.9 billion, scheduled for delivery in 2012, one Chinese-built Panamax vessel with contract price of $28.2 million, scheduled for delivery in 2013, three Chinese built Kamsarmax vessels, two with a contract price of $32.2 million each and one with a contract price of $34.0 million, scheduled for delivery in 2011, 2012 and 2011 respectively, two Japanese-built Post-Panamax class vessels, the first with an amended contract price of $56.0 million, less 1% commission, and the second with a contract price of $48.0 million less 1% commission, scheduled for delivery in 2011 and 2012, respectively, and two Chinese-built Capesize class vessels, with a an amended contract price of $80.0 million and a contract price of $53.0 million, respectively, scheduled for delivery in 2011 and 2012, respectively. In addition to payment of the contract prices for the newbuilds, we are required to make payments to our counterparties under such contracts for certain adjustments or modifications, to third party brokers as commissions and to our Manager under our Management Agreement.

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

Our Customers

Since 2005 our customers have included over 30 national, regional and international companies, including Bunge, Cargill, Daiichi Chuo Kishen Kaisha, Intermare Transport G.m.b.H., Eastern Energy Pte. Ltd., NYK, Shinwa Kaiun Kaisha, Kawasaki Kisen Kaisha, Ltd, or their affiliates. During 2010, three of our charterers accounted for 76.3% of our revenues, namely Daiichi Chuo Kishen Kaisha, Kawasaki Kisen Kaisha and Cargill, with each one accounting for more than 10% of total revenues. During 2009, two of our charterers accounted for 74.9% of our revenues, namely Daiichi Chuo Kishen Kaisha and Kawasaki Kisen Kaisha, with each one accounting for more than 10% of total revenue. During 2008, three of our charterers accounted for 72.4% of our revenues, namely Daiichi Chuo Kishen Kaisha, Bunge and NYK, with each one accounting for more than 10% of total revenues. We seek to charter our vessels primarily to charterers who intend to use our vessels without sub-chartering them to third parties. A prospective charterer’s financial condition and reliability are also important factors in negotiating employment for our vessels.

Management of Our Fleet

We have a management agreement pursuant to which our Manager provides us with technical, administrative, commercial and certain other services for an initial term of two years during which the management fees remained constant with automatic one-year renewals for an additional eight years, during which the management fees can be adjusted every year upon agreement between us and our Manager. The initial two year term expired on May 28, 2010. The management agreement can be terminated earlier if we provide notice of non-renewal 12 months prior to the end of the then-current term. We have not provided such notice to our Manager and our management agreement was automatically renewed after the initial expiration on May 28, 2010. Our arrangements with our Manager and its performance are reviewed by our board of directors. Our chief executive officer, president, chief financial officer and chief operating officer, collectively referred to in this annual report as our “executive officers,” provide strategic management for our company and also supervise the management of our day-to-day operations by our Manager. Our Manager reports to us and our board of directors through our executive officers.

In return for providing such services our Manager currently receives a management fee of $575 per day per vessel. In return for chartering services rendered to us, our Manager also receives a fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel. Our Manager also receives a commission of 1.0% based on the contract price of any vessel bought or sold by it on our behalf, including the acquisition of each of our contracted newbuilds. We also pay our Manager a flat supervision fee of $375,000 per newbuild, which we capitalize, for the on-premises supervision by selected engineers and others on the Manager’s staff of newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise.

Our Manager has agreed that, during the term of our management agreement and for a period of one year following its termination, our Manager will not provide management services to, or with respect to, any drybulk vessels other than (a) on our behalf or (b) with respect to drybulk vessels that are owned or operated by companies affiliated with our chief executive officer or his brother Nicolaos Hadjioannou, and drybulk vessels that are acquired, invested in or controlled by companies affiliated with our chief executive officer or Nicolaos Hadjioannou subject in each case to compliance with, or waivers of, the restrictive covenant agreements entered into between us and such companies. Our Manager has also agreed that if one of our drybulk vessels and a drybulk vessel owned or operated by any such company are both available and meet the criteria for a charter being arranged by our Manager, our drybulk vessel will receive such charter.

Historically our Manager has rarely provided services to third parties. Currently our Manager does not provide management services to any third party vessels.

Competition

We operate in highly competitive markets that are based primarily on supply and demand. Our business fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We believe we differentiate ourselves from our competition by providing young, modern vessels with advanced designs and technological specifications. As of February 20, 2011 our fleet had an average age of 3.9 years compared to an industry average of approximately 14 years. Upon delivery of our contracted newbuilds, the majority of our fleet will have been built in Japanese shipyards, which we believe provides us with an advantage in attracting large, well-established customers, including Japanese customers.

The drybulk sector is characterized by relatively low barriers to entry, and ownership of drybulk vessels is highly fragmented. In general, we compete with other owners of Panamax class or larger drybulk vessels for charters based upon price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel.

Crewing and Shore Employees

Our management team consists of our chief executive officer, president, chief financial officer and chief operating officer, all of whom are provided by our Manager. In addition, we employ a legal representative for our office in Greece. Our Manager is responsible for the technical management of our fleet and therefore also handles the recruiting, either directly or through a crewing agent, of the senior officers and all other crew members for our vessels. As of December 31, 2010, 339 people served on board the vessels in our fleet, and our Manager employed 46 people, all of whom were shore-based.

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

Although the P&I Associations compete with each other for business, they have found it beneficial to mutualise their larger risks among themselves through the International Group. This is known as “The Pool.” This pooling is regulated by a contractual agreement which defines the risks that are to be covered and how claims falling on The Pool are to be shared among the participants in the International Group. The Pool provides a mechanism for sharing all claims in excess of $8.0 million up to $50.0 million. For claims in excess of $50.0 million, the International Group purchases reinsurance from the commercial market of up to $2.00 billion per vessel per incident in excess of $50.0 million and additional overspill insurance of $1.0 billion in excess of $2.05 billion in respect of passengers and seamen, per vessel per incident.

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

●

Annual Surveys. For oceangoing vessels, annual surveys are conducted for their hulls and machinery, including the electrical plants, and for any special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

●

Intermediate Surveys. Extended annual surveys are referred to as “intermediate surveys” and typically are conducted on the occasion of the second or third annual survey after commissioning and after each class renewal.

●

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

The following table lists the dates by which we expect to carry out the next drydockings and special surveys for the vessels in our current drybulk vessel fleet:

Vessel Name	Drydocking (1)	Special Survey (1)

Maria	April 2012	April 2013
Vassos	February 2013	February 2014
Katerina	May 2013	May 2014
Maritsa	January 2014	January 2015
Pedhoulas Merchant	March 2015	March 2016
Pedhoulas Trader	May 2015	May 2011
Pedhoulas Leader	June 2011	February 2012
Stalo	January 2015	January 2016
Marina	January 2015	January 2016
Sophia	June 2011	June 2012
Eleni	November 2012	November 2013
Martine	February 2013	February 2014
Andreas K	August 2013	August 2014
Kanaris	March 2014	March 2015
Panayiota K	April 2014	April 2015
Venus Heritage	December 2014	December 2015

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

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Annex VI became effective on May 19, 2005, and sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of marine fuels and allows for the establishment of so-called Emission Control Areas with more stringent controls on sulfur emissions. We have obtained International Air Pollution Prevention Certificates for all our vessels, and believe that maintaining compliance with Annex VI will not have an adverse financial impact on the operation of our vessels. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our vessels. In October 2008, the IMO Marine Environment Protection Committee adopted amendments to Annex VI regarding particulate matter, nitrogen oxides and sulfur oxide emissions. These amendments, which entered into force on July 1, 2010, are intended to reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.

In addition, the European Union has established separate limitations on the sulfur content of marine fuels, and some European Union countries may be declared Emission Control Areas in the future, pursuant to Annex VI and its amendments. On March 26, 2010, the International Maritime Organization to designated the area extending 200 miles from the U.S territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as Emission Control Areas under Annex VI and its amendments. Compliance with these requirements, or the adoption in the future of other Emission Control Areas, or other new or more stringent emissions requirements are adopted by the European Union, the U.S. or individual states, or other jurisdictions in which we operate, could entail significant capital expenditures or otherwise increase the costs of our operations.

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

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges, or threatened discharges, of pollutants from their vessels, including bunkers. OPA 90 defines these “other damages” broadly to include:

●	natural resource damages and the costs of assessment thereof;

●	real and personal property damage;

●	net loss of taxes, royalties, rents, fees and other lost revenues;

●	lost profits or impairment of earning capacity due to property or natural resource damages; and

●	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards and loss of subsistence use of natural resources.

OPA 90 preserves the right to recover damages under other existing laws, including maritime tort law.

Effective July 31, 2009, the U.S. Coast Guard adopted regulations that adjust the limits of liability of responsible parties under OPA 90 to the greater of $1,000 per gross ton or $854,400 per non-tank vessel and established a procedure for adjusting the limits for inflation every three years. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. As a result of the oil spill in the Gulf of Mexico resulting from the explosion of the Deepwater Horizon drilling rig, bills have been introduced in both houses of the U.S. Congress to increase the limits of OPA liability for all vessels, including tanker vessels.

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

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of January 31, 2011, the BWM Convention had been adopted by 27 states, representing 25.32% of the world’s tonnage. Each vessel in our current fleet has been issued a BWM plan Statement of Compliance by the classification society with respect to the applicable IMO regulations and guidelines.

If mid-ocean ballast exchange is made mandatory at the international level or if ballast water treatment requirements or options are instituted, significant capital expenditures to retrofit vessels will be needed and could increase our operating costs.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, a new treaty may be adopted in the future that includes restrictions on shipping emissions. International and multinational bodies or individual countries also may adopt their own climate change regulatory initiatives. The IMO recently announced its intention to develop reduction measures for greenhouse gases from international shipping. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the United States, the EPA is considering a petition from the California Attorney General and a coalition of environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the Clean Air Act. Climate change initiatives also are being considered in the U.S. Congress. These or other developments may result in U.S. federal regulations relating to the control of greenhouse gas emissions. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other individual countries where we operate that restrict emissions of greenhouse gases could entail financial impacts on our operations that we cannot predict with certainty at this time.

Vessel security regulations

A number of initiatives have been introduced in recent years intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (the “MTSA”) came into effect. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or “ISPS Code.” Among the various requirements are:

●	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

●	on-board installation of ship security alert systems;

●	the development of vessel security plans; and

●	compliance with flag state security certification requirements.

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

C. Organizational Structure

Safe Bulkers, Inc. is a holding company with 28 subsidiaries, 27 of which are incorporated in Liberia and one of which is incorporated in the Republic of The Marshall Islands. Of our Liberian subsidiaries, 25 either own vessels in our fleet or are parties to contracts to obtain newbuild vessels. Our subsidiaries are wholly-owned by us. A list of our subsidiaries as of February 20, 2011 is set forth in Exhibit 8.1 to this annual report.

D. Property, Plant and Equipment

We have no freehold or material leasehold interest in any real property. We occupy office space at 30-32 Avenue Karamanli, 16605 Voula, Athens, Greece, that is provided to us as part of the services we receive under our management agreement. We have established a representation office in Greece and pursuant to legal obligations for such establishment, we directly lease an office space in the same building for that purpose. Other than our vessels, we do not have any material property. Our vessels are subject to priority mortgages, which secure our obligations under our various credit facilities. For further details regarding our credit facilities, refer to “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Credit Facilities.”

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

Overview

Our business is to provide international marine drybulk transportation services by operating vessels in the drybulk sector of the shipping industry. As of February 20, 2011 our fleet consisted of 16 drybulk vessels, and we had newbuild contracts for an additional nine vessels with an aggregate capacity of 2,387,800 dwt. We deploy our vessels on a mix of period time and spot charters according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with period time charters or to profit from attractive spot charter rates during periods of strong charter market conditions. As of February 20, 2011, 15 out of 16 vessels in our fleet were employed on period time charters. We believe our customers, some of which have been chartering our vessels or vessels of our predecessor for over 21 years, enter into period time and spot charters with us because of the quality of our young and modern vessels and our record of safe and efficient operations.

The average number of vessels in our fleet for the years ended December 31, 2008, 2009 and 2010 was 11.1, 13.2 and 14.6 respectively.

After delivery of our contracted newbuilds, our drybulk fleet will consist of 25 vessels and will have an aggregate carrying capacity of 2,387,800 dwt, assuming we do not acquire any additional vessels or dispose of any of our vessels.

Our Manager

Our operations are managed by our Manager, Safety Management Overseas S.A., under the supervision of our executive officers and our board of directors. Under our management agreement, our Manager provides us with technical, administrative and commercial services for an initial term that expired on May 28, 2010, with automatic one-year renewals for an additional eight years, at our option. Our Manager is ultimately owned by Machairiotissa Holdings Inc., which is a corporation wholly-owned by Polys Hajioannou.

A. Operating Results

Our operating results are largely driven by the following factors:

●

Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

●

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

●

Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance. Operating days are used to measure the aggregate number of days in a period during which vessels actually generate revenues.

●

Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our ownership days during that period. Fleet utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special surveys. During the three years ended December 31, 2010, our average annual fleet utilization rate was approximately 98.97%. However, an increase in annual off-hire days could reduce our operating days, and therefore, our fleet utilization.

●

Time charter equivalent rates. We define time charter equivalent rates, or “TCE rates,” as our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and trip time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and trip time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.

	Year Ended December 31,

	2008	2009	2010

	(In thousands of U.S. dollars except available days and time charter equivalent rate)
Time charter revenues	$208,411	$168,400	$159,698
Less commissions	7,639	3,794	2,678
Less voyage expenses	273	577	610

Time charter equivalent revenue	$200,499	$164,029	$156,410

Available days	4,040	4,795	5,296

Time charter equivalent rate	$49,626	$34,208	$29,534

●

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

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rates and daily vessel operating expenses for the periods indicated:

	Year Ended December 31,

	2008	2009	2010

Ownership days	4,075	4,817	5,326
Available days	4,040	4,795	5,296
Operating days	4,025	4,778	5,269
Fleet utilization	98.77%	99.19%	98.93%
TCE rates	$49,626	$34,208	$29,534
Daily vessel operating expenses	$4,323	$4,075	$4,342

Revenues

Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charter rates that our vessels earn under our charters, which, in turn, are affected by a number of factors, including:

●	levels of demand and supply in the drybulk shipping industry;

●	the age, condition and specifications of our vessels;

●	the duration of our charters;

●	our decisions relating to vessel acquisitions and disposals;

●	the amount of time that we spend positioning our vessels;

●

the availability of our vessels, which is related to the amount of time that our vessels spend in drydock undergoing repairs and the amount of time required to perform necessary maintenance or upgrade work; and

●	other factors affecting charter rates for drybulk vessels.

Revenue is recognized as earned on a straight-line basis over the charter period in respect of charter agreements that provide for varying rates. The difference between the revenue recognized and the actual charter rate is recorded either as unearned revenue or accrued revenue (see “—Unearned Revenue/Accrued Revenue” below). Commissions (address and brokerage), regardless of charter type, are always paid by us and are deferred and amortized over the related charter period and are presented as a separate line item in revenues to arrive at net revenues in the accompanying consolidated statements of income.

Revenues from our period time charters comprised 83.6%, 92.8% and 99.5% respectively, of our charter revenues for the years ended December 31, 2008, 2009 and 2010. The revenues from our spot charters comprised 16.4%, 7.2% and 0.5%, respectively, of our charter revenues for the years ended December 31, 2008, 2009 and 2010.

Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable than those on period time charters, but may enable us to capture increased profit margins during periods of high drybulk charter rates, although we are exposed to the risk of low drybulk charter rates, which may have a materially adverse impact on our financial performance. If we fix vessels on period time charters, future spot market rates may be higher or lower than those rates at which we have time chartered our vessels. We are constantly evaluating potential opportunities to increase the number of our drybulk vessels employed on period time charters, but only expect to enter into additional period time charters if we can obtain contract terms that satisfy our criteria.

Unearned Revenue/Accrued Revenue

Unearned revenue as of December 31, 2010 includes: (i) cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date amounting to $4.7 million as of December 31, 2010 and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates amounting to $37.4 million, all of which will be recognized as revenue during the period from January 1, 2011 until March 1, 2015.

Unearned revenue as of December 31, 2009 includes: (i) cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date amounting to $4.0 million as of December 31, 2009 and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates amounting to $29.5 million, all of which will be recognized as revenue during the period from January 1, 2010 until March 1, 2015.

Accrued revenue represents revenue earned prior to cash being received from varying charter rates, which amounted to $0 and $1.7 million as of December 31, 2010 and 2009, respectively.

Commissions

We pay commissions currently ranging up to 5.0% on our period time and trip time charters, which are a type of spot charter, to unaffiliated ship brokers, other brokers associated with our charterers and to our charterers. These commissions are directly related to our revenues, from which they are deducted. We expect that the amount of our total commissions to unaffiliated ship brokers and unaffiliated in-house brokers will continue to grow as the size of our fleet grows and revenues increase following delivery of our nine remaining contracted newbuilds and as a result of additional vessel acquisitions. These commissions do not include fees we pay to our Manager, which are described under “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet.”

Voyage Expenses

We charter our vessels primarily through period time charters and trip time charters under which the charterer is responsible for most voyage expenses, such as the cost of bunkers, port expenses, agents’ fees, canal dues, extra war risks insurance and any other expenses related to the cargo. We are responsible for the remaining voyage expenses such as draft surveys, hold cleaning, postage and other minor miscellaneous expenses related to the voyage. We generally do not employ our vessels on voyage charters under which we would be responsible for all voyage expenses; therefore, we have not experienced during the relevant periods, and do not expect to experience, material changes to our voyage expenses. We also record within voyage expenses the 4% United States federal income tax we pay in respect of our U.S. source shipping income (imposed on gross income without the allowance for any deductions). In many cases, we recover these taxes from the charterers, and we record such recovered amounts within revenues.

Vessel Operating Expenses

Vessel operating expenses include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other minor miscellaneous items. We expect that crewing costs will continue to increase in the future due to the limited supply of and increase in demand for well-qualified crew. In addition, we expect that insurance costs, drydocking and maintenance costs will increase as our vessels age. In addition, a portion of our vessel operating expenses, primarily crew wages paid to our Greek crew members, are in currencies other than the U.S. dollar. These expenses may increase or decrease as a result of fluctuation of the U.S. dollar against these currencies.

Depreciation

We depreciate our drybulk vessels on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years from the date of delivery from the shipyard. Furthermore, we estimate the residual value of our vessels to be $182 per light-weight ton.

Vessels, Net

Vessels are recorded at their historical cost, which consists of the contracted purchase price, any direct material expenses incurred upon acquisition (including improvements, on-site supervision expenses incurred during the construction period, commissions paid, delivery expenses and other expenditures to prepare the vessel for her initial voyage) and financing costs incurred during the construction of the vessel, less any potential discount or commission payable to us resulting in a contract price reduction. Subsequent expenditures for conversions and major improvements are also capitalized when it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. If such factors are not met, such expenditures are not capitalized and, instead, are charged to expenses as incurred.

For the years ended December 31, 2009 and 2010, we capitalized interest amounting to $58,826 and $315,084, respectively.

Under our management agreement with our Manager, for purchases of vessels including with respect to each of our nine remaining contracted newbuilds, we will pay our Manager a commission of 1.0% on the contract price of the relevant vessel for our Manager’s services in connection with finalizing the contract, arranging for various regulatory approvals and bank financing and other administrative services. In addition, we pay our Manager a flat fee of $375,000 per newbuild, for the on-premises supervision of all newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise. These amounts payable to our Manager are included as part of the vessel cost.

General and Administrative Expenses

General and administrative expenses consist of management fees paid to our Manager, which is a related party, in relation to management services offered, and expenses paid to third parties associated with us being a public company, which include the preparation of disclosure documents, legal and accounting costs, including costs related to compliance with the Sarbanes-Oxley Act of 2002, incremental director and officer liability insurance costs and director compensation.

On January 1, 2008, we amended the vessel management agreements in effect at the time, and from that period onwards we have been required to pay our Manager a management fee of $575 per day per vessel and a fee of 1.0% on gross freight, charter hire, ballast bonus and demurrage. In connection with our initial public offering which was completed in June 2008, we entered into a new two year initial term management agreement to replace our then existing arrangements with our Manager, with automatic one-year renewals for an additional eight years. Under this management agreement, we have continued to pay a management fee of $575 per day per vessel and a fee of 1.0% on gross freight, charter hire, ballast bonus and demurrage for the initial term of two years that expired on May 28, 2010. After expiration of the initial term, the management fees can be adjusted every year by agreement between us and our Manager. As of May 29, 2010 our Manager requested and we have accepted to increase the fee on gross freight, charter hire, ballast bonus and demurrage to 1.25%.

In addition to the fees described above, we pay our Manager the commissions and fees with respect to vessel purchases and newbuilds described above in “—Vessels, Net” and the commissions with respect to vessel sales described below under “—Gain on Sale of Assets.” Such commissions and fees remained unchanged.

Although we have not, within the past six years, deployed our vessels on bareboat charters and do not currently have any plans to deploy our vessels on bareboat charters, under our management agreement, we will also provide our Manager with a fee of $250 per day per vessel deployed on bareboat charters for providing commercial, technical and administrative services. We expect that the amount of our total management fees will increase following the delivery of our nine contracted newbuilds and as a result of additional vessel acquisitions.

As a public company since June 2008, we have incurred additional general and administrative expenses. We expect that the primary components of general and administrative expenses, other than the management fees described above, will continue to consist of expenses associated with being a public company, which include the preparation of disclosure documents, legal and accounting costs, including costs related to compliance with the Sarbanes-Oxley Act of 2002, incremental director and officer liability insurance costs and director compensation.

Interest Expense and Other Finance Costs

We incur interest expense on outstanding indebtedness under our existing credit facilities, which we include in interest expenses. We also incurred financing costs in connection with establishing those facilities, which is capitalized and amortized over the period of the facility. The amortization of the finance costs is included in amortization and write-off of deferred finance charges. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing expenses.

Gain on Sale of Assets

In June 2009, we agreed to sell our oldest vessel, the Panamax class Efrossini, which was delivered to her new owners on January 7, 2010. The gain from the sale of this vessel amounted to $15.2 million, which was recorded as gain on sale of assets during the year ended December 31, 2010. In connection with the sale of Efrossini, we paid our Manager a commission of 1.0% of the sale price of the vessel. Under our management agreement, we are required to pay our Manager a commission of 1.0% of the sale price of a vessel for any future vessel sales.

No gain on sale of assets was recorded in the other periods presented.

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

On March 7, 2008, we agreed with the charterers of the Pedhoulas Trader to terminate the $54,000 daily fixed rate time charter which had commenced on February 9, 2008, and was due to expire by July 24, 2008. As compensation for early redelivery of the vessel, we agreed to pay the charterers an amount of $0.8 million. No replacement charter contract had been secured at the time of conclusion of the early redelivery agreement. The vessel was redelivered on June 8, 2008, and was subsequently fixed at a gross daily charter rate of $76,500 until August 1, 2008.

On January 1, 2009, we took early redelivery of the Maritsa, instead of on January 13, 2009. The respective charterer paid cash compensation of $0.6 million, net of commissions. No replacement charter contract had been secured at the time of conclusion of the early redelivery agreement. The vessel was subsequently fixed at a gross daily charter rate of $15,500 until February 2010.

On March 15, 2009, we took early redelivery of the Efrossini, instead of on January 8, 2011. The respective charterer paid cash compensation of $25.5 million, net of commissions. An amount of $3.6 million, representing the unearned revenue from the terminated period time charter contract, was recorded as additional early redelivery income. No replacement charter contract had been secured at the time of conclusion of the early redelivery agreement. The vessel was subsequently fixed in the spot market, at a gross daily charter rate of $13,750 until April 2009.

On June 26, 2009, we took early redelivery of the Katerina, instead of on November 26, 2010. The respective charterer paid cash compensation of $21.5 million, net of commissions. An amount of $0.9 million, representing the unearned revenue from the terminated period time charter contract, was recorded as additional early redelivery income. No replacement charter contract had been secured at the time of conclusion of the early redelivery agreement. The vessel was subsequently fixed at a gross daily charter rate of $15,500 until September 2011.

On June 28, 2009, we took early redelivery of the Maria, instead of on January 2, 2011. The respective charterer paid cash compensation of $15.5 million, net of commissions. An amount of $4.5 million, representing the unearned revenue from the terminated period time charter contract, was recorded as additional early redelivery income. No replacement charter contract had been secured at the time of conclusion of the early redelivery agreement. The vessel was subsequently fixed at a gross daily charter rate of $18,000 until August 2010.

On July 19, 2009, we took early redelivery of the Pedhoulas Leader, instead of on November 22, 2009. The respective charterer paid cash compensation of $2.7 million, net of commissions. No replacement charter contract had been secured at the time of conclusion of the early redelivery agreement. The vessel was subsequently fixed at a gross daily charter rate of $18,500 until November.

On July 20, 2009, we took early redelivery of the Stalo, instead of on July 29, 2009. The respective charterer paid cash compensation of $0.2 million, net of commissions. No replacement charter contract had been secured at the time of conclusion of the early redelivery agreement. The vessel was subsequently fixed in the spot market at a gross daily charter rate of $42,500 until October 2009.

On March 25, 2010, we agreed with the charterers of the Katerina to terminate the $15,500 daily fixed rate time charter which had commenced on June 26, 2009, and was due to expire by September 15, 2011. As compensation for early redelivery, we paid the charterers $1.5 million. No replacement charter contract had been secured at the time of conclusion of the early redelivery agreement. The vessel was subsequently fixed at a gross daily charter rate of $20,000 for three years.

On April 13, 2010, we took early redelivery of the Pedhoulas Merchant, instead of the contracted earliest redelivery date of November 5, 2010. In connection with this early redelivery, we recognized early redelivery income of $3.6 million, comprising cash compensation paid by the relevant charterer of $4.8 million net of commissions, less accrued revenue of $1.2 million. No replacement charter contract had been secured at the time of conclusion of the early redelivery agreement. The vessel was subsequently fixed at a gross daily charter rate of $27,250 until April 2011.

On April 28, 2010, we agreed with the charterers of the Pedhoulas Leader to terminate the $18,500 daily fixed rate time charter which had commenced on July 19, 2009, and was due to expire by September 30, 2011. As compensation for early redelivery of the vessel, we paid the charterers $1.8 million. No replacement charter contract had been secured at the time of conclusion of the early redelivery agreement. The vessel was redelivered on November 12, 2010, and was subsequently fixed in the spot market at a gross daily charter rate of $21,750.

On July 30, 2010, we agreed with the charterers of the Maria to terminate the $18,000 daily fixed rate time charter which had commenced on June 28, 2009, and was due to expire by November 30, 2010. As compensation for early redelivery of the vessel, we paid the charterers $0.2 million. No replacement charter contract had been secured at the time of conclusion of the early redelivery agreement. The vessel was redelivered on August 24, 2010, and was subsequently fixed at a gross daily charter rate of $17,750 until April 2011.

Critical Accounting Policies

We prepared our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. We base these estimates on the information currently available to us and on various other assumptions we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please read Note 2 to our financial statements at the end of this annual report.

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

Impairment of Long-lived Assets

The Company reviews for impairment its long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we are required to evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuilds. Historically, both charter rates and vessel values tend to be cyclical. Declines in the fair market value of vessels, prevailing market charter rates, vessel sale and purchase considerations, and regulatory changes in dry bulk shipping industry, changes in business plans or changes in overall market conditions that may adversely affect cash flows are considered as potential impairment indicators. In the event the independent market value of a vessel is lower than its carrying value, we determine undiscounted projected net operating cash flow for such vessel and compare it to the vessel carrying value.

The undiscounted projected net operating cash flows for each vessel are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent for the unfixed days (based on our company budgeted charter rate for the first 12 months and the most recent ten year historical average of similar size vessels for the period thereafter) over the remaining estimated life of the vessel, net of brokerage commissions, expected outflows for vessels’ maintenance, vessel operating expenses, assuming an average annual inflation rate and management fees. The undiscounted cash flows incorporate various factors such as estimated future charter rates, future drydocking costs, estimated vessel operating costs assuming an average annual inflation rate of 3%, estimated vessel utilization rates, estimated remaining lives of the vessels, assumed to be 25 years from the delivery of the vessel from the shipyard and estimated salvage value of the vessels at $182 per light weight ton. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

Our analysis of the impairment test performed for the year ended December 31, 2009, indicated a variance of minus 3% for the first twelve months, between actual net receipts during 2010 and net receipts forecasted by the company for the same period. Our analysis for the year ended December 31, 2010, which also involved sensitivity tests on the future time charter rates (which is the input that is most sensitive to variations), allowing for variances of up to 41% depending on vessel type on time charter rates from the Company’s base scenario, indicated no impairment on any of our vessels.

No impairment loss was recorded for any of the periods presented.

Recent Accounting Pronouncements

There are no recent accounting pronouncements whose adoption would have a material effect on the Company’s consolidated financial statements in the current year or future years.

Results of Operations

Year ended December 31, 2010 compared to year ended December 31, 2009

During the year ended December 31, 2010, we had an average of 14.6 drybulk vessels in our fleet. During the year ended December 31, 2009, we had an average of 13.2 drybulk vessels in our fleet.

During the year ended December 31, 2010, we acquired the vessels Kanaris, a Capesize class vessel, Panayiota K, a Post-Panamax class vessel, and Venus Heritage, a Post-Panamax class vessel and sold Efrossini, a Panamax class vessel.

During the year ended December 31, 2009, we acquired the vessels Martine, a Post-Panamax class vessel, and Andreas K, a Post-Panamax class vessel.

Revenues

Revenues decreased by 5.2%, or $8.7 million, to $159.7 million during the year ended December 31, 2010 from $168.4 million during the year ended December 31, 2009, as result of the net effect of the following factors: (i) a decrease in the TCE rate for 2010 by 13.7% to $29,534, compared to $34,208 for 2009 due to the decrease in prevailing charter rates at which a number of our vessels were chartered and (ii) an increase in operating days for the year ended December 31, 2010 by 10.3% to 5,269 days, compared to 4,778 days for the year ended December 31, 2009 due to deliveries of the vessels Kanaris in March 2010, Panayiota K in April 2010 and Venus Heritage in December 2010 and the sale of Efrossini in January 2010.

Commissions

Commissions to unaffiliated ship brokers, other brokers associated with our charterers and our charterers during the year ended December 31, 2010 amounted to $2.7 million, a decrease of $1.1 million, or 28.9%, compared to $3.8 million during the year ended December 31, 2009, primarily due to the decrease in our revenues and to lower average contracted commissions, which were reduced to 1.68% from 2.25% for the years ended December 31, 2010 and 2009, respectively.

Vessel operating expenses

Vessel operating expenses increased by 17.9% to $23.1 million during the year ended December 31, 2010 from $19.6 million during the year ended December 31, 2009. This increase of $3.5 million reflects mainly: (i) the cost for repairs, maintenance and drydocking of $1.8 million, compared to $1.0 million, including three drydockings completed during 2010, of our vessels Marina, Pedhoulas Trader and Pedhoulas Merchant, compared to two drydockings completed during 2009, of our vessels Stalo, and Maritsa, (ii) crewing cost of $11.4 million, compared to $10.1 million primarily attributable to increased salaries paid to our crews and increased number of ownership days from 4,817 in 2009 to 5,326 in 2010, (iii) cost for lubricants of $2.8 million, compared to $2.5 million mainly due to increased number of operating days from 4,778 in 2009 to 5,269 in 2010 and increased lubricants prices and (iv) cost for spares, stores and provisions of $3.9 million, compared to $2.8 million due to increased use of spares for repairs, including one additional dry-docking and one additional vessel delivery, increased prices for stores and provisions and increased number of ownership days during the year ended December 31, 2010 and December 31, 2009, respectively.

Consequently, daily operating expenses, which represent the operating expenses per vessel per ownership day, increased by 6.6% to $4,342 during the year ended December 31, 2010 from $4,075 during the year ended December 31, 2009, as a result of the increase of vessel operating expenses by 17.9% partially offset by the 10.6% increase of ownership days, as described above.

Depreciation

Depreciation expense increased by 41.7% to $19.7 million during the year ended December 31, 2010, compared to $13.9 million during the year ended December 31, 2009, due to the increase in the average number of vessels from 13.2 during the year ended December 31, 2009 to 14.6 during the year ended December 31, 2010.

General and administrative expenses

General and administrative expenses remained stable at $7.0 million for the years ended December 31, 2010, and December 31, 2009.

Interest expense

Interest expense decreased by 37.9% to $6.4 million during the year ended December 31, 2010 from $10.3 million during the year ended December 31, 2009. The $3.9 million decrease in interest expense was mainly attributable to the decrease in the weighted average interest rate of our outstanding indebtedness to 1.39% per annum (“p.a.”) for the year ended December 31, 2010 from 2.14% p.a. for the year ended December 31, 2009 due to lower prevailing LIBOR rates. The total loans outstanding as of December 31, 2010 amounted to $494.74 million compared to $471.2 million as of December 31, 2009.

Loss on derivatives

Loss on derivatives increased by $3.8 million to $8.2 million during the year ended December 31, 2010 from $4.4 million during the year ended December 31, 2009. The increase of $3.8 million reflects: (i) an increase in losses of $4.5 million from interest rate derivatives as a result of the realized loss and the mark-to-market valuation of interest rate swap transactions to $8.0 million for the year ended December 31, 2010 compared to $3.5 million for the year ended December 31, 2009, and (ii) a decrease in losses of $0.7 million from foreign exchange derivatives, as a result of the decrease in the nominal value of the foreign exchange derivatives and movements of the rates of the currencies in which the derivatives contracts were denominated, to $0.2 million for the year ended December 31, 2010, compared to $0.9 million for the year ended December 31, 2009.

As of December 31, 2010, the aggregate notional amount of interest rate swap transactions outstanding was $638.0 million, compared to $452.5 million at December 31, 2009. The aggregate notional amount of interest rate swap transactions outstanding at December 31, 2010 is higher than the aggregate loans outstanding at December 31, 2010, of $494.7 million, as during the year ended December 31, 2010, we entered into four interest rate swap transactions relating to four outstanding loans, whereby the new interest rate swap transactions will become effective upon the expiration of the existing interest rate swap transactions relating to such loans. These swaps economically hedged the interest rate exposure of 98% of the Company’s aggregate loans outstanding as of December 31, 2010. The mark-to-market valuation of these interest rate swap transactions at the end of each period is affected by the prevailing comparable interest rates at that time.

Foreign currency (loss)/gain

Foreign currency gain was $0.3 million during the year ended December 31, 2010, compared to gain of $0.8 million during the year ended December 31, 2009. Foreign currency exchange losses resulted primarily from currency translation or currency conversion of loans denominated in foreign currencies. Following conversions during 2008 and the first quarter of 2009, none of our loans were denominated in foreign currency as of December 31, 2010.

Early redelivery (cost)/income

During the year ended December 31, 2010, we recorded early redelivery income, relating to the early termination of period time charters of our vessels, of $0.1 million compared to $75.0 million early redelivery income during the year ended December 31, 2009. Early redelivery income during the year ended December 31, 2010 is analyzed as follows: (i) Maria was redelivered on August 24, 2010 instead of November 30, 2010, for which we paid compensation of $0.2 million, net of commissions, (ii) Katerina was agreed to be redelivered on January 15, 2011 instead of September 15, 2011, for which we recognized a cost of $1.5 million, consisting of cash compensation paid to charterer on April 7, 2010, net of commissions, (iii) Pedhoulas Merchant was redelivered on April 13, 2010 instead of November 5, 2010, for which we recognized income of $3.6 million, consisting of cash compensation paid by the relevant charterer on May 6, 2010 of $4.8 million, net of commissions, less $1.2 million representing the accrued revenue from the terminated period time charter contract, (iv) Pedhoulas Leader was redelivered on November 12, 2010 instead of September 30, 2011, for which we recognized a cost of $1.8 million, consisting all of cash compensation paid to the relevant charterer on May 6, 2010, net of commissions. Early redelivery income during the year ended December 31, 2009 is analyzed as follows: (i) Maritsa was redelivered on January 1, 2009 instead of January 13, 2009, for which we received compensation of $0.6 million, net of commissions, (ii) Efrossini was redelivered on March 15, 2009 instead of January 8, 2011, for which we recognized income of $29.1 million consisting of cash compensation received of $25.5 million, net of commissions, and $3.6 million representing the unearned revenue from the terminated period time charter contract, (iii) Katerina was redelivered on June 26, 2009 instead of November 26, 2010, for which we recognized income of $22.3 million consisting of cash compensation paid by the relevant charterer on July 1, 2009 of $21.5 million, net of commissions, and $0.9 million representing the unearned revenue from the terminated period time charter contract, (iv) Maria was redelivered on June 28, 2009 instead of January 2, 2011, for which we recognized income of $20.0 million consisting of cash compensation paid by the relevant charterer on July 1, 2009 of $15.5 million, net of commissions, and $4.5 million representing the unearned revenue from the terminated period time charter contract, (v) Pedhoulas Leader was redelivered on July 19, 2009 instead of November 22, 2009, for which we received cash compensation of $2.7 million, net of commissions and (vi) Stalo was redelivered on July 20, 2009 instead of July 29, 2009, for which we received cash compensation of $0.2 million, net of commissions.

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

Revenues

Revenues decreased by 19.2%, or $40.0 million, to $168.4 million during the year ended December 31, 2009 from $208.4 million during the year ended December 31, 2008, as result of the net effect of the following factors: (i) a decrease in the TCE rate for 2009 by 31.1% to $34,208, compared to $49,626 for 2008 due to a decrease in prevailing charter rates at which a number of our vessels were chartered and (ii) an increase in operating days for the year ended December 31, 2009 by 18.7% to 4,778 days, compared to 4,025 days for the year ended December 31, 2008 due to deliveries of the vessels Eleni in November 2008, Martine in February 2009 and Andreas K in September 2009.

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

Loss on derivatives

Loss on derivatives improved by $15.1 million to a loss of $4.4 million during the year ended December 31, 2009 from a loss of $19.5 million during the year ended December 31, 2008. The decrease of $15.1 million reflects: (i) a decrease in losses of $18.5 million from interest rate derivatives as a result of the realized loss and the mark-to-market valuation of interest rate swap transactions for the year ended December 31, 2009 compared to the year ended December 31, 2008, and (ii) a loss on foreign exchange derivatives, as a result of movements in the rates of the currencies in which the derivatives contracts were denominated of $0.9 million for the year ended December 31, 2009, compared to a gain of $2.5 million for the year ended December 31, 2008.

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

Early redelivery (cost)/income

During the year ended December 31, 2009, we recorded early redelivery income, relating to the early termination of period time charters of our vessels, of $75.0 million compared to $0.6 million early redelivery cost during the year ended December 31, 2008. Early redelivery income during the year ended December 31, 2009 is analyzed as follows: (i) Maritsa was redelivered on January 1, 2009 instead of January 13, 2009, for which we received compensation of $0.6 million, net of commissions, (ii) Efrossini was redelivered on March 15, 2009 instead of January 8, 2011, for which we recognized income of $29.1 million, consisting of cash compensation received of $25.5 million, net of commissions, and $3.6 million representing the unearned revenue from the terminated period time charter contract, (iii) Katerina was redelivered on June 26, 2009 instead of November 26, 2010, for which we recognized income of $22.3 million, consisting of cash compensation paid by the relevant charterer on July 1, 2009 of $21.5 million, net of commissions, and $0.9 million representing the unearned revenue from the terminated period time charter contract, (iv) Maria was redelivered on June 28, 2009 instead of January 2, 2011, for which we recognized income of $20.0 million, consisting of cash compensation paid by the relevant charterer on July 1, 2009 of $15.5 million, net of commissions, and $4.5 million representing the unearned revenue from the terminated period time charter contract, (v) Pedhoulas Leader was redelivered on July 19, 2009 instead of November 22, 2009, for which we received cash compensation of $2.7 million, net of commissions and (vi) Stalo was redelivered on July 20, 2009 instead of July 29, 2009, for which we received cash compensation of $0.2 million, net of commissions. Early redelivery costs during the year ended December 31, 2008 were due to cash compensation of $0.8 million paid to the charterer for the early redelivery of Pedhoulas Trader, which was reduced by $0.2 million of early redelivery income, representing the unearned revenue of Marina from the terminated period time charter contract.

Loss on asset purchase cancellations

Loss on asset purchase cancellations was $20.7 million for the year ended December 31, 2009, compared to none for the year ended December 31, 2008, reflecting: (i) the aggregate loss of $13.7 million in relation to the cancellation of two Kamsarmax-class vessels in April 2009 and (ii) the loss of $7.0 million in relation to the cancellation of one Capesize-class vessel in June 2009. No asset cancellations were concluded during the year ended December 31, 2008.

B. Liquidity and Capital Resources

As of December 31, 2010, we had $105.8 million in cash and restricted cash, of which $65.3 million consisted of cash and cash equivalents, of which $11.6 million were denominated in Japanese Yen, $35.1 million consisted of short-term bank deposits with original maturities longer than three months and shorter than 12 months and $5.4 million consisted of long-term restricted cash. In addition, as of December 31, 2010, we had $50.0 million in a long-term floating rate note investment (for more information, please see Note 10 to our financial statements included at the end of this annual report). Against this investment we may borrow, under certain conditions, up to $40.0 million in cash.

As of December 31, 2010, we had aggregate debt outstanding of $494.7 million, of which $27.7 million was payable within the next 12 months. As of December 31, 2010, we had additional borrowing capacity of $24.0 million under a new credit facility for Panayiota K which was signed during 2010, and we had accepted a commitment letter for a new bank credit facility for Hull No. 1074 in the amount of $58.7 million. Venus Heritage is debt free and unencumbered as of February 20, 2011.

Our primary liquidity needs are to fund capital expenditures in relation to newbuild contracts, financing expenses, debt repayment, vessel operating expenses, general and administrative expenses and dividend payments to our stockholders. We anticipate that our primary sources of funds will be cash from operations, additional indebtedness to be raised and, possibly, equity financing. Our commitments for newbuilds of $264.0 million as of December 31, 2010 consisted of $171.3 million, payable in 2011, $70.5 million, payable in 2012 and $22.2 million, payable in 2013. These commitments represent the remaining installment payments for the delivery of eight newbuild vessels scheduled to be delivered as follows: four vessels in 2011, three vessels in 2012 and one vessel in 2013. As of February 20, 2010, we have contracted to acquire one additional Panamax class newbuild to be delivered in first half of 2012 at a purchase price, including a cost adjustment for extra items of approximately $42.2, million, consisting of payments of $18.9 million and JPY 1.9 billion (see Note 25 to our financial statements included at the end of this annual report).

We currently estimate that the contracted cash flow from operations will be sufficient to fund the operations of our fleet, including our working capital requirements, and the capital expenditure requirements through the end of 2011. However, during 2011 or 2012, we may seek additional indebtedness to partially fund our capital expenditure requirements in order to maintain a stronger cash position. We may incur additional indebtedness secured by the Venus Heritage or by our other seven newbuild vessels which are currently unencumbered. To the extent that market conditions deteriorate, charterers may default or seek to renegotiate charter contracts, and vessel valuations may decrease, resulting in a breach of our debt covenants. In such case our contracted revenues may decrease and we may be required to make additional prepayments under existing loan facilities, resulting in additional financing needs. If we acquire additional vessels, our capital expenditure requirements will increase and we will need to rely on existing cash and time deposits, operating cash surplus and existing undrawn loan commitments. If we are unable to obtain additional indebtedness, or to find alternative financing, we will not be capable of funding our commitments for capital expenditures relating to our contracted newbuilds. A failure to fulfill our commitment would generally result in a forfeiture of the advance we paid to the shipyard with respect to the contracted newbuild. In addition, we may also be liable for other damages for breach of contract. Examples of such liabilities could include payments to the shipyard for the difference between the forfeited advance and the amount that remains to be paid by us if the shipyard cannot locate a third-party buyer that is willing to pay an amount equal to the difference or compensatory payments by us to charter parties with whom we have entered into charters with respect to the contracted newbuilds. We note, however, that we have never been liable for breach of contract to any shipyards or charterers. Such events could adversely impact the dividends we intend to pay, and could have a material adverse effect on our business, financial condition and results of operation.

We have paid dividends to our stockholders, each quarter since our initial public offering in June 2008, including an aggregate amount of $37.8 million over four consecutive quarterly dividends, each in the amount of $0.15 per share, paid during 2010. We also declared a dividend of $0.15 per share, paid on February 25, 2011, to our shareholders of record on February 18, 2011. Our future liquidity needs will impact our dividend policy. We currently intend to use a portion of our free cash to pay dividends to our stockholders. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and available sources of liquidity, (ii) decisions in relation to our growth strategies, (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in our existing and future debt instruments and (v) global financial conditions. We can give no assurance that dividends will be paid in the future.

Cash Flows

Cash and cash equivalents increased to $65.3 million as of December 31, 2010, compared to $18.4 million as of December 31, 2009. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to $118.1 million in 2010, consisting of net income after non-cash items of $109.6 million plus an increase in working capital of $8.5 million. Net cash provided by operating activities amounted to $211.3 million in 2009, consisting of net income after non-cash items of $195.1 million plus an increase in working capital of $16.2 million.

Net cash provided by operating activities amounted to $259.6 million in 2008, consisting of net income after non-cash items of $156.7 million plus an increase in working capital of $102.9 million. The increase in working capital was mainly attributable to the settlement of amounts due from the Manager of $96.4 million prior to our initial public offering.

Net Cash Used in Investing Activities

Net cash flows used in investing activities were $131.7 million for the year ended December 31, 2010 compared to net cash flows used in investing activities of $191.9 million for the year ended December 31, 2009. The decrease in cash flows used in investing activities of $60.2 million from 2009 is mainly attributable from the following factors: (i) investment in a 5 year floating rate note of $50 million in 2009, compared to no new long term investments in 2010, (ii) a decrease in our net bank time deposits by $22.8 million during the year ended December 31, 2010, compared to an increase of $36.6 million during the same period in 2009 and (iii) proceeds of $32.2 million during the year ended December 31, 2010 from the sale of Efrossini on January 7, 2010, compared to no sales of assets during the year ended December 31, 2009 and (iv) a partial offset caused by an increase of $60.9 million to $192.4 million from $131.5 million in vessel acquisitions and advances for vessels payments during the year ended December 31, 2010 due to our acquisition of three new vessels, Kanaris in March, Panayiota K in April and Venus Heritage in December, while during the year ended December 31, 2009, we acquired two new vessels, Martine in February and Andreas K.

Net cash flows used in investing activities were $191.9 million for the year ended December 31, 2009, compared to net cash flows used in investing activities of $148.2 million for the year ended December 31, 2008, an increase of $43.7 million. This increase is mainly attributable to the increase in vessel acquisitions and advances for vessels payments, as during the year ended December 31, 2009, we acquired two new vessels, Martine in February and Andreas K in September, while during the year ended December 31, 2008, we acquired one vessel, Eleni, in November. In 2009, the Company invested $131.5 million for vessel acquisitions and advances for vessel payments, purchased a five-year floating rate note of $50.0 million, increased its net bank time deposits by $36.6 million and released from restricted cash a net amount of $26.2 million.

Net Cash (Used in)/Provided by Financing Activities

Net cash flows provided by financing activities were $60.1 million for the year ended December 31, 2010, compared to net cash flows used in financing activities of $28.7 million for the year ended December 31, 2009. This increase of $88.8 million, compared to 2009 is largely attributable to an increase of $75.0 million in proceeds from the issuance of common stock, an increase in long-term debt principal payments of $13.0 million, an increase in long-term debt proceeds of $32.5 million and an increase in dividends paid of $5.1 million.

Net cash flows used in financing activities were $28.7 million for the year ended December 31, 2009 compared to net cash flows used in financing activities of $83.7 million for the year ended December 31, 2008. This decrease of $55.0 million compared to 2008 is largely attributable to a decrease of $47.5 million in long-term debt principal payments, a decrease of long-term debt proceeds of $179.6 million and a decrease in dividends paid of $176.5 million.

Credit Facilities

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt. Our subsidiaries have entered into individual credit facilities in order to finance the acquisition of the vessels owned by these subsidiaries and for general corporate purposes. The durations until maturity of our various credit facilities outstanding in December 31, 2010, range from 5 to 13 years, and they are repaid by semiannual principal installments and a balloon payment due on maturity. We pay interest on these facilities which is based on floating rate LIBOR plus an applicable margin. The obligations under our credit facilities are secured by first priority mortgages over the vessels owned by the respective borrower subsidiaries, first priority assignments of all insurances and earnings of the mortgaged vessels and guarantees by Safe Bulkers, Inc.

During 2010, we drew down loans totaling $74.5 million and we repaid $51.0 million of our indebtedness. As of December 31, 2010, we had 14 outstanding credit facilities with a combined outstanding balance of $494.7 million. These credit facilities have maturity dates between 2015 and 2023. For a description of our credit facilities as of December 31, 2010, please see Note 9 to our financial statements included at the end of this annual report. During 2011, we plan to repay approximately $27.7 million of our long-term debt outstanding as of December 31, 2010. During 2010, we entered into a new credit facility in the amount of $24.0 million that is available until April 30, 2011 and that will be secured by the vessel Panayiota K. Additionally, during 2010, we accepted a commitment letter from a bank for a credit facility for up to $58.7 million, which will be used for the financing of the acquisition of Hull 1074. This credit facility will be made available after delivery from the shipyard of Hull 1074 and upon commencement of her contracted employment. For more information regarding these credit facilities, please refer to Note 12(b) of the financial statements included at the end of this annual report.

Covenants under Credit Facilities

The credit facilities impose operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit our subsidiaries’ ability to, among other things:

●	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;

●	enter into long-term charters for more than 13 months;

●	incur additional indebtedness, including through the issuance of guarantees;

●	change the flag, class or management of the vessel mortgaged under such facility or terminate or materially amend the management agreement relating to such vessel;

●	create liens on their assets;

●	make loans;

●	make investments;

●	make capital expenditures;

●	undergo a change in ownership or control or permit a change in ownership and control of our Manager;

●	sell the vessel mortgaged under such facility; and

●	permit our chief executive officer to change.

Our existing credit facilities also require certain of our subsidiaries to maintain specified financial ratios and satisfy financial covenants. Depending on the credit facility, certain of our subsidiaries are subject to financial ratios and covenants requiring that these subsidiaries:

●

ensure that the market value of the vessel mortgaged under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below 100% to 120%, as applicable, of the outstanding amount of the loan (the “Minimum Value Covenant”);

●

ensure that outstanding amounts in currencies other than the U.S. dollar do not exceed 100% or 110%, as applicable, of the U.S. dollar equivalent amount specified in the relevant credit agreement for the applicable period by, if necessary, providing cash collateral security in an amount necessary for the outstanding amounts to meet this threshold; and

●	ensure that we comply with certain financial covenants under the guarantees described below.

In addition, under guarantees we have entered into with respect to certain of our subsidiaries’ existing credit facilities, we are subject to specified financial covenants. Depending on the guarantee, these financial covenants include the following:

●

our total consolidated liabilities with the relevant bank divided by our total consolidated assets must not exceed 70% or 80% as the case may be (“Consolidated Leverage Covenant”). The total consolidated assets are based on the market value of our vessels and the book values of all other assets, on an adjusted basis as set out in the relevant guarantee;

●	the ratio of our aggregate debt to EBITDA must not at any time exceed 5.5:1 on a trailing 12 months’ basis (“EBITDA Covenant”);

●

our net consolidated worth (total consolidated assets less total consolidated liabilities) (“Consolidated Net Worth Covenant”) must not at any time be less than $150.0 million, $175.0 million or $200.0 million, as the case may be, with the relevant bank;

●	payment of dividends is subject to no event of default having occurred;

●	maintenance of minimum free liquidity of $500,000 is required on deposit with a relevant lender on a per vessel basis for four vessels; and

●	a minimum of 51% of the Company’s shares shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities.

We entered into supplemental agreements with our respective lenders on April 6, 2009, in relation to the loan facilities of Marathassa Shipping Corporation (“Marathassa”), Marinouki Shipping Corporation (“Marinouki”), Kerasies Shipping Corporation (“Kerasies”) and Soffive Shipping Corporation (“Soffive”), and on March 31, 2009, in relation to the credit facilities of Efragel Shipping Corporation (“Efragel”), Avstes Shipping Corporation (“Avstes”), Pelea Shipping Ltd. (“Pelea”), Marindou Shipping Corporation (“Marindou”), Eniaprohi Shipping Corporation (“Eniaprohi”) and Eniadefhi Shipping Corporation (“Eniadefhi”). Among other things these supplemental agreements (i) eliminated the effects of certain defaults existing as of December 31, 2008 and (ii) confirmed that certain actions did not give rise to a default.

As of December 31, 2010, the Company was in compliance with all debt covenants with respect to its credit facilities.

Interest Rate Swaps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to economically hedge our exposure to fluctuations in prevailing market interest rates. For more information on our interest rate swap agreements, refer to Note 15 to our financial statements included at the end of this annual report.

C. Research and Development, Patents and Licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they are incurred.

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for drybulk vessel services. After reaching historical highs in mid-2008, charter hire rates for Panamax and Capesize drybulk vessels reached near historically low levels. For example, the Baltic Drybulk Index, or “BDI,” declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94% within a single calendar year. The BDI fell over 70% during October 2008 alone. During 2009, the BDI remained volatile, reaching a low of 772 on January 5, 2009 and a high of 4,661 on November 19, 2009. During 2010, the BDI remained volatile, reaching a low of 1,700 on July 15, 2010 and a high of 4,209 on May 26, 2010. The decline and volatility in charter rates in the drybulk market reflects in part the fact that the supply of drybulk vessels in the market has been increasing, and the number of newbuild drybulk vessels on order is near historic highs. Demand for drybulk vessel services is influenced by global financial conditions. The recovery in China and India positively influenced the charter rates; however, global financial conditions remain volatile and demand for drybulk services may decrease in the future. The combination of increasing drybulk capacity (both current and expected) and decreasing demand or demand which is not offset by the increase in drybulk capacity is likely to result in reductions in charter hire rates and, as a consequence, adversely affect our operating results.

In response to the volatile market conditions, we seek to strengthen our charter coverage. Currently, 12 of our 16 vessels are employed or scheduled to be employed in period time charters of more than one year. Additionally, we believe we have structured our capital expenditure requirements, debt commitments and liquidity resources is a way that will provide us with financial flexibility (see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” for more information).

E. Off-Balance Sheet Arrangements

As of December 31, 2010, we did not have any off-balance sheet arrangements.

F. Contractual Obligations

Our contractual obligations as of December 31, 2010 were:

	Payments Due by Period

	Total	Less than 1 year (2011)	1-3 years (2012-2013)	3-5 years (2014-2015)	More than 5 years (After January 1, 2016)

	(Dollars in thousands)
Long-term debt obligations	$494,744	$27,674	$59,115	$92,815	$315,140
Interest payments (1)	$81,173	$20,404	$30,978	$16,433	$13,358
Payments to our Manager (2)	$14,422	$9,239	$5,183	—	—
Newbuild contracts	$264,006	$171,291	$92,715	—	—

Total	$854,345	$228,608	$187,991	$109,248	$328,498

(1)

Amounts shown reflect estimated interest payments we expect to make with respect to our long-term debt obligations and interest rate swaps. The interest payments reflect an assumed LIBOR-based applicable interest rate of 0.45688% (the six-month LIBOR rate as of December 31, 2010), plus the relevant margin of the applicable credit facility and the estimated net settlement of our interest rate swaps. See “—B. Liquidity and Capital Resources—Interest Rate Swaps.”

(2)

Represents a fee of $575 per vessel per day and 1.25% of estimated charter hire based on charter agreements in place as of December 31, 2010, based on the managements fees effective as of May 29, 2010 and calculated until May 28, 2012 on which date the management agreement current term expires. Our management agreement is thereafter renewable annually until 2018 unless twelve months termination notice is given before the end of the current term. In addition it includes amounts payable to our Manager in respect of the commission of 1.0% of the contract price of our newbuilds and $375,000 per newbuild for the on-premises supervision of newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement or otherwise as of December 31, 2010. The level of the above mentioned fees is subject to adjustment every year and will be agreed upon between us and our Manager. The fees shown in the table above do not take into account any potential future changes to the fees, which may be contracted subsequent to December 31, 2010.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth, as of February 20, 2011, information regarding our directors and executive officers.

Name	Age	Position

Polys Hajioannou	44	Chief Executive Officer, Chairman of the Board and Class I Director

Dr. Loukas Barmparis	48	President, Secretary and Class II Director

Konstantinos Adamopoulos	48	Chief Financial Officer and Class III Director

Ioannis Foteinos	52	Chief Operating Officer and Class I Director

John Gaffney	50	Class II Director

Frank Sica	60	Class III Director

Ole Wikborg	55	Class I Director

Certain biographical information about each of these individuals is set forth below. The term of our Class I directors expires in 2012, the term of our Class II directors expires in 2013 and the term of our Class III directors expires in 2011.

Polys Hajioannou is our Chief Executive Officer and has been Chairman of our board of directors since 2008. Mr. Hajioannou also serves with our Manager and prior to its inception, our Manager’s predecessor Alassia Steamship Co., Ltd., which he joined in 1987. Mr. Hajioannou was elected as a member of the board of directors of the Union of Greek Shipowners in 2006 and served on the board until February 2009. Mr. Hajioannou is also a founding member of the Union of Cyprus Shipowners. Mr. Hajioannou holds a Bachelor of Science degree in nautical studies from Sunderland University.

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

Frank Sica has been a member of our board of directors and of our corporate governance, nominating and compensation committee, and a member and chairman of our audit committee, since 2008. Mr. Sica has served as a Managing Partner at Tailwind Capital, a private equity firm since 2006. From 2004 to 2005, Mr. Sica was a Senior Advisor to Soros Private Funds Management. From 1998 to 2003, Mr. Sica worked at Soros Fund Management where he oversaw the direct real estate and private equity investment activities of Soros. From 1988 to 1998, Mr. Sica was a Managing Director at Morgan Stanley. Mr. Sica is a graduate of Wesleyan University, where he received a B.A. degree, and of the Amos Tuck School of Business at Dartmouth College, where he received his M.B.A. Mr. Sica is also director of CSG Systems International, an account management and billing software company for communication industries, JetBlue Airways Corporation, a commercial airline, and Kohl’s Corporation, an owner and operator of department stores.

Ole Wikborg has been a member of our board of directors and of our audit committee and corporate governance, nominating and compensation committee since 2008. Mr. Wikborg has been involved in the marine and shipping industry in various capacities for over 30 years. Since 2002, Mr. Wikborg has served as a director, senior underwriter and member of the management team of the Norwegian Hull Club, based in Oslo, Norway. From 2002 to 2006, Mr. Wikborg also served as a member and chairman of the Ocean Hull Committee of the International Union of Marine Insurance (“IUMI”). Since 2006, he has served as Vice President and a member of the Executive Board of the IUMI and in 2010, he was elected as President of IUMI. Since 1997, Mr. Wikborg has served as a board member of the Central Union of Marine Insurers, based in Oslo, and is presently that organization’s Chairman. From 1997 until 2002, Mr. Wikborg served as the senior vice president and manager of the marine and energy division of the Zurich Protector Insurance Company ASA, based in Oslo and Zurich, and from 1993 until 1997, he served as a senior underwriter for the marine division of Protector Insurance Company ASA, based in Oslo. Prior to his career in the field of marine insurance, Mr. Wikborg served in the Royal Norwegian Navy, attaining the rank of Lieutenant Commander.

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

In addition, the chairman of the audit committee, Frank Sica, received, from the date of closing of our initial public offering on June 3, 2008 through September 30, 2008, the equivalent of $15,000 in the form of shares of our common stock. From October 1, 2008 through the date of the 2009 annual meeting of the shareholders of the Company, and for subsequent years measured from the date of the annual meeting of the shareholders of the Company, the chairman of the audit committee, Frank Sica, has received the annual equivalent of $60,000 in the form of shares of our common stock. Beginning on January 1, 2010, John Gaffney and Ole Wikborg have received the annual equivalent of $30,000 in the form of shares of our common stock, payable in arrears on a quarterly basis as measured from that date. The members of our senior management are provided and compensated by our Manager and have not received and will not receive any compensation from us. We do not have any employment contracts with any of our executive officers whose services are provided to us by our Manager. For a discussion of the fees payable to our Manager, refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreement”. Also, we do not have any service contracts with any of our non-executive directors that provide for benefits upon termination of their services.

No amounts are set aside or accrued by us to provide pension, retirement or similar benefits.

C. Board Practices

As of December 31, 2010, we had seven members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. None of our directors is a party to service contracts with us providing for benefits upon termination of employment.

During the fiscal year ended December 31, 2010, the full board of directors held five meetings. Each director attended all of the meetings of committees of which the director was a member. Our board of directors has determined that each of Mr. Sica, Gaffney and Wikborg are independent within the current meanings of independence employed by the corporate governance rules of the New York Stock Exchange and the SEC.

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

We have adopted a number of key documents that are the foundation of the Company’s corporate governance, including:

●	a Code of Business Conduct and Ethics for all officers and employees, which incorporates a Code of Ethics for directors and a Code of Conduct for corporate officers;

●	a Corporate Governance, Nominating and Compensation Committee Charter; and

●	an Audit Committee Charter.

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

Committees of the Board of Directors

Audit committee

Our audit committee consists of Ole Wikborg, John Gaffney and Frank Sica, as chairman. Our board of directors has determined that Frank Sica qualifies as an audit committee “financial expert,” as such term is defined in Regulation S-K promulgated by the SEC. The audit committee is responsible for:

●	the appointment, compensation, retention and oversight of independent auditors and approving any non-audit services performed by such auditor;

●

assisting the board in monitoring the integrity of our financial statements, the independent auditors’ qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements;

●

annually reviewing an independent auditors’ report describing the auditing firm’s internal quality-control procedures, and any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm;

●	discussing the annual audited financial and quarterly statements with management and the independent auditors;

●	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

●	discussing policies with respect to risk assessment and risk management;

●	meeting separately, and periodically, with management, internal auditors and the independent auditor;

●	reviewing with the independent auditor any audit problems or difficulties and management’s responses;

●	setting clear hiring policies for employees or former employees of the independent auditors;

●	annually reviewing the adequacy of the audit committee’s written charter, the internal audit charter, the scope of the annual internal audit plan and the results of internal audits;

●	reporting regularly to the full board of directors; and

●	handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time.

Corporate governance, nominating and compensation committee

Our corporate governance, nominating and compensation committee consists of Ole Wikborg, Frank Sica and John Gaffney, as chairman. The corporate governance, nominating and compensation committee is responsible for:

●

nominating candidates, consistent with criteria approved by the full board of directors, for the approval of the full board of directors to fill board vacancies as and when they arise, as well as putting in place plans for succession, in particular, of the chairman of the board of directors and executive officers;

●	selecting, or recommending that the full board of directors select, the director nominees for the next annual meeting of shareholders;

●	developing and recommending to the full board of directors corporate governance guidelines applicable to us and keeping such guidelines under review;

●	overseeing the evaluation of the board and management; and

●	handling such other matters that are specifically delegated to the corporate governance, nominating and compensation committee by the board of directors from time to time.

D. Employees

Other than an employee who serves as our legal representative in Greece, we have no salaried employees and have not entered into any employment agreements. Our Manager employs, and provides us with, all four of our executive officers, including our chief executive officer, Polys Hajioannou, our president, Dr. Loukas Barmparis, our chief financial officer, Konstantinos Adamopoulos, and our chief operating officer, Ioannis Foteinos. Our Manager is responsible for paying any salaries payable to our executive officers. Approximately 339 officers and crew members served on board the vessels we own as of December 31, 2010, but are employed by our Manager.

E. Share Ownership

The common stock beneficially owned by our directors and executive officers and/or companies affiliated with these individuals is disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below.

Equity Compensation Plans

We have agreed to provide the chairman of the audit committee, Mr. Frank Sica, as part of his remuneration, the annual equivalent of $60,000 in the form of shares of our common stock, and our non-management independent directors, Mr. John Gaffney and Mr. Ole Wikborg, as part of their remuneration, the annual equivalent of $30,000 each, in the form of shares of our common stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of February 20, 2011 held by:

●	each person or entity that we know beneficially owns 5% or more of our common stock;

●	each of our officers and directors; and

●	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 20, 2011 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership for each stockholder is based on 65,879,916 shares of common stock outstanding as of February 20, 2011. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Identity of Person or Group	Number of Shares of Common Stock Owned	Percentage of Common Stock

5% Beneficial Owners:

Vorini Holdings Inc. (1)	45,814,815	69.54%

Officers and Directors:

Polys Hajioannou (2)	45,814,815	69.54%

Dr. Loukas Barmparis	—	—

Konstantinos Adamopoulos	—	—

Ioannis Foteinos	—	—

Frank Sica	40,563	*

Ole Wikborg	3,818	*

John Gaffney	3,818	*

All executive officers and directors as a group (7 persons)	45,863,014	69.62%

*	Less than 1%.

(1)	Vorini Holdings Inc. is controlled by Polys Hajioannou and Nicolaos Hadjioannou.

(2)	By virtue of shares owned indirectly through Vorini Holdings Inc., which is our principal stockholder.

In June 2008, we completed a registered public offering of our shares of common stock in which the selling stockholder was Vorini Holdings Inc., and our common stock began trading on the New York Stock Exchange. Our major stockholders have the same voting rights as our other stockholders. As of February 20, 2011, we had 6 stockholders of record, 4 of these stockholders of record were located in the United States and held an aggregate 20,376,098 shares of common stock, representing approximately 30.93% of our outstanding shares of common stock. However, one of the United States stockholders of record is Cede & Co., a nominee of The Depository Trust Company, which holds 20,366,179 shares of our common stock. Accordingly, we believe that the shares held by Cede & Co. include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control. We are not aware of any significant changes in the percentage ownership held by any major stockholders since our initial public offering.

Vorini Holdings Inc. owns approximately 69.54% of our outstanding common stock. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. Shares of our common stock held by Vorini Holdings Inc. do not have different or unique voting rights.

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

Compensation of Our Manager

Under our management agreement, in return for providing technical, commercial and administrative services, our Manager receives a fee of $575 per vessel per day for vessels in our fleet, prorated for the number of calendar days that we own or charter-in each vessel and $250 per vessel per day, for bareboat charters. Our Manager also received a fee of 1.25% on all gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in our fleet. Further, our Manager receives a commission of 1.0% based on the contract price of any vessel bought or sold by it on our behalf, including each of our contracted newbuilds, other than Eleni and Martine. For these two Post-Panamax class vessels, our Manager received a commission of 1.0% based on the contract prices of the vessels through separate agreements with Itochu Corporation. We also pay our Manager a flat fee of $375,000 per newbuild, for the on-premises supervision of all newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise. The management fees were constant for the 2 year initial period of the management agreement, which ended on May 29, 2010. Thereafter, our management fees can be readjusted every year upon agreement between us and our Manager. All management fees remained constant since May 28, 2008, when we entered into the management agreement with our Manager, except the fee on all gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in our fleet which was readjusted to 1.25% from 1.00% on May 28, 2010, the expiration of the initial 2 year period. Thereafter, our management fees can be readjusted every year upon agreement between us and our Manager.

The management fees do not cover capital expenditure, financial costs and operating expenses for our vessels and our general and administrative expenses such as directors, and officers’ liability insurance, legal and accounting fees and other similar third party expenses. More specifically, we reimburse expenses of the Manager or its personnel directly related to the operation and management of our vessels, such as:

●	interest, principal and other financial costs,

●	voyage expenses

●

vessel operating expenses including crewing costs, surveyor’s attendance fees, bunkers, lubricant oils, spares, survey fees, classification society fees, maintenance and repair costs and vetting expenses,

●	commissions, remuneration or disbursements due to lawyers, brokers, agents, surveyors, consultants, financial advisors, investment bankers, insurance advisors,

●	deductibles, insurance premiums and/or P&I calls,

●	postage, communication, traveling, victualling and other out of pocket expenses.

Each year, our Manager prepares and submits to us a detailed draft budget for the next calendar year, which includes a statement of estimated revenue, estimated general and administrative expenses and a proposed budget for capital expenditures, repairs or alterations. Once approved by us, this draft budget becomes the approved budget.

Term and Termination Rights

Subject to the termination rights described below, the initial term of our management agreement expired on May 28, 2010. Our management agreement was automatically renewed for a one-year period until May 28, 2011. Upon expiration of the renewal term, our management agreement automatically renews for one-year periods until May 28, 2018, at which point the agreement will expire. In addition to the termination provisions outlined below, we are able to terminate our management agreement at any point after the initial term upon 12 months’ notice to our Manager. Such notice of termination has not been provided to our Manager by us.

Our Manager’s Termination Rights

Our Manager may terminate our management agreement prior to the end of its term if:

●	any money payable by us is not paid when due or if due on demand, within ten business days following demand by our Manager;

●

we default in the performance of any other material obligation under the management agreement and the matter is unresolved within 20 business days after we receive written notice of such default from our Manager;

●

the management fee determined by arbitration in respect of any annual period following the initial term is unsatisfactory to our Manager, in which case the Manager may terminate upon 12 months’ written notice to us;

●

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

●	there is a change in directors after which a majority of the members of our board of directors are not continuing directors.

“Continuing directors” means, as of any date of determination, any member of our board of directors who was:

●	a member of our board of directors on June 4, 2008; or

●

nominated for election or elected to our board of directors with the approval of a majority of the directors then in office who were either directors on June 4, 2008 or whose nomination or election was previously so approved.

Our Termination Rights

In addition to certain standard termination rights, we may terminate our management agreement prior to the end of its term if:

●

our Manager defaults in the performance of any material obligation under our management agreement and the matter is not resolved within 20 business days after our Manager receives from us written notice of such default; or

●	any money payable by our Manager to us or third parties under our management agreement is not paid or accounted for within ten business days following written notice by us.

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

Our Manager has also agreed that if one of our drybulk vessels and a drybulk vessel owned or operated by a company affiliated with our chief executive officer or Nicolaos Hadjioannou are both available and meet the criteria for a charter being fixed by our Manager, our drybulk vessel will receive such charter. Currently our Manager does not provide management services to any third party.

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

Restrictive Covenant Agreements

Under the restrictive covenant agreements entered into with us, Polys Hajioannou, Vorini Holdings Inc., Machairiotissa Holdings Inc., or any entity controlled by, or under common control with, any of the above (together, the “Hajioannou Entities”), have agreed to restrictions on their ownership or operation of any drybulk vessels or the acquisition, investment in or control of any business involved in the ownership or operation of drybulk vessels, subject to the exceptions described below.

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

In February 2009, pursuant to the terms of the restrictive covenant agreements, a committee comprised of the independent directors of the Company, and subsequently the full board of directors of the Company, decided to refuse an offer to purchase a business, which at the time was wholly-owned by Polys Hajioannou and Nicolaos Hadjioannou, of chartering-in and chartering-out unrelated third-party vessels. The business was subsequently sold to an unaffiliated third party. Two vessels operated by this business received limited management services from our Manager pursuant to a waiver of our Management Agreement’s relevant provisions, approved by our independent directors.

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

Dividend Policy

We paid our first quarterly dividend as a public company of $0.1461 per share in August 2008 and subsequent dividends of $0.475 per share in November 2008 and $0.15 per share in February 2009, May 2009, August 2009, November 2009, February 2010, May 2010, August 2010 and November 2010. We also declared a dividend of $0.15 per share on February 8, 2011, for the shareholders of record on February 18, 2011, which was paid on February 25, 2011.

We currently intend to use a portion of our free cash to pay dividends to our shareholders. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (a) our earnings, financial condition and cash requirements and available sources of liquidity, (b) decisions in relation to our growth strategies, (c) provisions of Marshall Islands and Liberian law governing the payment of dividends, (d) restrictive covenants in our existing and future debt instruments and (e) global financial conditions. There can be no assurance that dividends will be paid. Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves, as well as additional factors unrelated to our profitability. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments. See “Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Industry and Our Business” for a discussion of the risks related to our ability to pay dividends.

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

	Price Range

	High	Low

Year Ended December 31,
2008 (1)	$19.05	$3.27
2009	9.40	2.81
2010	9.11	6.66

First Quarter 2009	8.75	2.81
Second Quarter 2009	7.95	3.17
Third Quarter 2009	8.62	6.02
Fourth Quarter 2009	9.40	6.92
First Quarter 2010	9.11	6.97
Second Quarter 2010	8.26	6.66
Third Quarter 2010	7.93	6.79
Fourth Quarter 2010	8.86	7.79

September 2010	7.91	7.49
October 2010	8.49	7.96
November 2010	8.58	7.79
December 2010	8.86	7.96
January 2011	8.96	8.30
February 2011	9.53	8.58

(1)	For the period from May 29, 2008, the date on which our common stock began trading on the New York Stock Exchange, until the end of the period.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, of which, as of December 31, 2010 and February 20, 2011, 65,876,507 and 65,879,916 shares were issued and outstanding, respectively, and 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of December 31, 2010 and February 20, 2011, no shares were issued and outstanding. Of this blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan.” All of our shares of stock are in registered form.

Please see Note 11 to our financial statements included at the end of this annual report for a discussion of the history of our share capital.

B. Memorandum and Articles of Association

Our purpose, as stated in our articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

The rights of our stockholders are set forth in our articles of incorporation and bylaws. Amendments to our articles of incorporation require the affirmative vote of the holders of a majority of all outstanding shares entitled to vote, except that amendments to certain provisions of our articles of incorporation dealing with the rights of stockholders, the board of directors, our bylaws and amendments to the articles of incorporation require the affirmative vote of at least 75% of all outstanding shares entitled to vote. Amendments to our bylaws require the affirmative vote of at least 75% of all outstanding shares entitled to vote.

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

Preferred Stock

Our articles of incorporation authorize our board of directors, without any further vote or action by our stockholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan,” and to determine, with respect to any series of preferred stock established by our board of directors, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

●	the voting rights, if any, of the holders of the series.

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

●

ten days following the first public announcement that a person or group of affiliated or associated persons or an “acquiring person” has acquired or obtained the right to acquire beneficial ownership of 15% or more of our outstanding common stock; or

●	ten business days following the start of a tender or exchange offer that would result, if closed, in a person becoming an “acquiring person.”

Our controlling stockholder, Vorini Holdings Inc., and its affiliates are excluded from the definition of “acquiring person” for purposes of the rights, and therefore their ownership or future share acquisitions cannot trigger the rights. Specified “inadvertent” owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common stock by us, will not become acquiring persons as a result of those transactions.

Our board of directors may defer the rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of shares of common stock.

Until the rights distribution date:

●	our common stock certificates will evidence the rights, and the rights will be transferable only with those certificates; and

●	any new shares of common stock will be issued with rights, and new certificates will contain a notation incorporating the rights agreement by reference.

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

Flip-over event

A “flip-over event” will occur under the rights agreement when, at any time after a person has become an acquiring person:

●	we are acquired in a merger or other business combination transaction; or

●	50% or more of our assets, cash flows or earning power is sold or transferred.

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

●

any person other than our existing stockholder becoming the beneficial owner of common stock with voting power equal to 50% or more of the total voting power of all shares of common stock entitled to vote in the election of directors; or

●	the occurrence of a flip-over event.

Amendment of terms of rights

While the rights are outstanding, we may amend the provisions of the rights agreement only as follows:

●	to cure any ambiguity, omission, defect or inconsistency;

●	to make changes that do not adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or

●

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

Not applicable.

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

Taxation of Our Shipping Income

For purposes of the following discussion “shipping income” means income that is derived by a non-U.S corporation from:

(a)	the use of vessels;

(b)	the hiring or leasing of vessels for use on a time, operating or bareboat charter basis;

(c)	the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture it directly or indirectly owns or participates in that generates such income; or

(d)	the performance of services directly related to those uses.

Shipping income attributable to transportation exclusively between non-U.S. ports is generally not subject to U.S. income tax. However, unless exempt from U.S income tax under the rules contained in Section 883 of the Code, a non-U.S corporation is, under the rules of Section 887 of the Code, subject to a 4% U.S. income tax in respect of its ‘U.S. source gross transportation income’’ (without the allowance for deductions). U.S. source gross transportation income includes 50% of shipping income that is attributable to transportation that begins or ends (but that does not both begin and end) in the United States Under Section 883 of the Code, a non-U.S. corporation will be exempt from U.S. income tax on its U.S. source gross transportation income if:

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

We believe that we will not satisfy the requirements of Section 883 of the Code. As a result, we will be subject to the 4% U.S. income tax on U.S. source gross transportation income. Since 50% of our gross shipping income for transportation that begins or ends in the U.S. would be treated as U.S. source gross transportation income, we expect that the effective rate of U.S. income tax on our gross shipping income for such transportation would equal 2%. Many of our charters contain a provision that obligates the charterer to reimburse us for the 4% U.S. income tax that we are required to pay in respect of the vessel subject to the relevant charter.

In lieu of the foregoing rules, since the exemption of Section 883 of the Code will not apply to us, our U.S. source gross transportation income that is considered to be “effectively connected” with the conduct of a U.S. trade or business would be subject to the U.S. corporate income tax currently imposed at rates of up to 35% (net of applicable deductions). In addition, we may be subject to the 30% U.S. “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

We expect that none of our U.S. source gross transportation income will be ‘effectively connected’’ with the conduct of a U.S. trade or business. Such income would be considered “effectively connected” only if:

(a)	we had, or were considered to have, a fixed place of business in the United States involved in the earning of our U.S. source gross transportation income; and

(b)

substantially all of our U.S. source gross transportation income was attributable to regularly scheduled transportation, such as the operation of a vessel that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We believe that we will not meet these conditions because we will not have, or permit circumstances that would result in our having, any vessel sailing to or from the United States on a regularly scheduled basis. In addition, income attributable to transportation that both begins and ends in the United States is not subject to the tax rules described above. Such income is subject to either a 30% gross-basis tax or to U.S. corporate income tax on net income at rates of up to 35% ( and the branch profits tax discussed above). Although there can be no assurance, we do not expect to engage in transportation that produces shipping income of this type.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Quantitative Information About Market Risk

Interest Rate Risk

We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding, which is based on U.S. dollar LIBOR plus, in the case of each credit facility, a specified margin. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we use derivative financial instruments. We had entered into 18 interest rate swap agreements as of December 31, 2010, compared to 13 interest rate swap agreements as of December 31, 2009, in order to manage future interest costs and the risk associated with changing interest rates.

The total notional principal amount of these swaps as of December 31, 2010 was $638.0 million of which $443.6 is effective as of December 31, 2010 and $194.4 becomes effective during 2011 and 2012. The swaps have specified rates and durations. Refer to the table in Note 15 of our financial statements included at the end of this annual report which summarizes the interest rate swaps in place as of December 31, 2010 and December 31, 2009.

Under our interest rate swap transactions, the bank effects quarterly or semiannual floating-rate payments to us for the relevant amount based either on the three- or six-month U.S. dollar LIBOR and we make quarterly or semiannual payments to the bank on the relevant amount at the respective fixed rates.

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

Through these swap transactions, we effectively hedged the interest rate exposure of 97.6% of our loans outstanding as of December 31, 2010.

The following table sets forth the sensitivity of our existing loans as of December 31, 2010 as to a 100 basis point increase in LIBOR taking into account our interest rate swap agreements that are currently in place, during the next five years, and reflects the additional interest expense.

Year	Amount

2011	$0.0 million
2012	$0.0 million
2013	$1.0 million
2014	$1.9 million
2015	$2.4 million

Foreign Currency Exchange Risk

We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2010 we incurred approximately 24.93% of our vessel operating expenses in currencies other than the U.S. dollar. As of December 31, 2010, approximately 17.83% of our cash and cash equivalents and 28.96% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar and were subject to exchange rate risk, as their value fluctuates with changes in exchange rates.

A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2010, would have increased our vessel operating expenses by approximately $576,468 and the fair value of our outstanding accounts payable by approximately $41,535.

As of December 31, 2010 we maintained the equivalent of $11.65 million of our cash and cash equivalents in Japanese Yen in view of the contemplated agreement to purchase a newbuild vessel, the contract price of which is party payable in Japanese Yen. The agreement was signed in January 2011, and the funds held in Japanese Yen were at the time fully utilized to settle in full the relevant installment under the newbuild contract.

While, from time to time, we have in the past used financial derivatives in the form of foreign exchange forward agreements to mitigate the risk associated with exchange rate fluctuations, currently, no such instruments are in place, although we may enter into foreign exchange forward agreements in the future in relation to the remaining payments denominated in Japanese Yen for the newbuild vessel we contracted to purchase in January 2011.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

NONE

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

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2010. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2010.

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

In making its assessment of our internal control over financial reporting as of December 31, 2010, management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Management concluded that, as of December 31, 2010, our internal control over financial reporting was effective. Deloitte Hadjipavlou, Sofianos & Cambanis S.A. (“Deloitte”), our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2010 which is reproduced in its entirety in Item 15(c) below.

C. Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Safe Bulkers, Inc.,
Majuro, Republic of the Marshall Islands,

We have audited the internal control over financial reporting of Safe Bulkers, Inc., and its subsidiaries (the “Company”) as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated March 4, 2011 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece

March 4, 2011

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

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for all officers and employees of our company, which incorporates a Code of Ethics for directors and a Code of Conduct for corporate officers, a copy of which is posted on our website, and may be viewed at http://www.safebulkers.com/corp-ethics.htm. We will also provide a paper copy of this document free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Dr. Loukas Barmparis, Secretary, Safe Bulkers, Inc., 32 Avenue Karamanli, 16605, Voula, Athens, Greece. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2010.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees billed to the Company for the fiscal years ended December 31, 2009 and 2010 by the Company’s principal accounting firm, Deloitte, Hadjipavlou, Sofianos & Cambanis S.A, an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, Limited, by the category of service, were as follows:

	2009	2010

	(In Thousands)
Audit fees	$579	$496
Audit-related fees	116	—
Tax fees	—	—
All other fees	—	—
Total fees	$695	$496

Audit Fees

Audit fees represent compensation for professional services rendered for the integrated audit of the consolidated financial statements of the Company and for the review of the quarterly financial information as well as in connection with the review of registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On June 10, 2009, the Company announced that Vorini Holdings Inc. authorized a program under which it may from time to time purchase shares of the Company’s common stock. The maximum number of shares of common stock that can be purchased annually under the program or any private placement is approximately 2% of the Company’s shares outstanding. The program is still in effect and details on the shares purchased in 2010 pursuant to the program or through private placements are set forth in the table below. As of February 20, 2011, the Company had 65,879,916 shares of common stock outstanding. Approximately 45,863,014 of those shares, or 69.62% of common stock outstanding, were held by the Company’s affiliates, according to information provided to the Company by such affiliates. The remaining 20,016,902 shares, or 30.38% of common stock outstanding, represented the public float.

Period	Total Number of Shares (or Units) Purchased (a)	Average Price Paid per Share (or Units)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs

2010

January	—	—	—	884,700

February	—	—	—	884,700

March (a)	1,000,000	$7.00	1,000,000	104,700

April	—	—	—	104,700

May (b)	56,500	6.75	56,500	48,200

June (b)	48,200	6.74	48,200	152,900

July (b)	14,815	6.76	14,815	179,585

August	—	—	—	179,585

September	—	—	—	179,585

October	—	—	—	179,585

November	—	—	—	180,485

December	—	—	—	180,485

2011

January	—	—	—	180,485

February 20	—	—	—	180,485

(a)

On March 24, 2010, Vorini Holdings Inc. purchased 1,000,000 new shares of the Company’s common stock at $7.00 per share in a private placement which took place concurrently with our public offering. In the public offering, we offered 10,350,000 new shares of the Company’s common stock, including a 15% overallotment at $7.00 per share.

(b)	All purchases have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act.

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

Reference is made to pages F-1 through F-23 included herein by reference.

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

March 4, 2011

By

/s/ KONSTANTINOS ADAMOPOULOS

Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer and Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Safe Bulkers, Inc.
Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Safe Bulkers, Inc. and subsidiaries (the “Company”) as of December 31, 2009 and 2010, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Safe Bulkers, Inc. and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
March 4, 2011

SAFE BULKERS, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2009 AND 2010
(In thousands of U.S. Dollars, except for share and per share data)

		December 31,

	Notes	2009	2010

ASSETS
CURRENT ASSETS:
Cash and cash equivalents		18,435	65,335
Time deposits – short term		57,887	35,080
Accounts receivable trade		1,905	1,285
Asset held for sale	6	16,969	—
Inventories		1,245	1,417
Accrued revenue	21	1,693	—
Restricted cash		6,392	—
Prepaid expenses and other current assets		1,122	1,159
Total current assets		105,648	104,276

FIXED ASSETS:
Vessels, net	4	373,924	541,244
Advances for vessel acquisition and vessels under construction	5	93,520	99,014
Other fixed assets, net	7	69	—
Total fixed assets		467,513	640,258

OTHER NON CURRENT ASSETS:
Deferred finance charges, net	8	677	930
Restricted cash		4,763	5,423
Derivative assets	15	123	4,485
Long-term investment	10	50,000	50,000
Total assets		628,724	805,372

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	9	15,742	27,674
Liability directly associated with asset held for sale	9	34,500	—
Unearned revenue	21	3,973	10,685
Trade accounts payable		2,668	1,470
Accrued liabilities	16	7,426	5,903
Derivative liability	15	1,223	6,802
Due to Manager	3	19	449
Total current liabilities		65,551	52,983

Derivative liabilities	15	15,510	9,787
Long-term debt, net of current portion	9	420,994	467,070
Unearned revenue — Long-term	21	29,450	31,399
Total liabilities		531,505	561,239

COMMITMENTS AND CONTINGENCIES	12	—	—
SHAREHOLDERS’ EQUITY:
Shareholders’ equity:
Common stock, $0.001 par value; 200,000,000 authorized, 54,512,931 and 65,876,507 issued and outstanding at December 31, 2009 and 2010, respectively	11	55	66
Preferred stock, $0.01 par value; 20,000,000 authorized, none issued or outstanding as of December 31, 2009 and 2010		—	—
Additional paid in capital		90	75,166
Retained earnings		97,074	168,901
Total shareholders’ equity		97,219	244,133

Total liabilities and shareholders’ equity		628,724	805,372

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands of U.S. Dollars, except for share and per share data)

	Year Ended December 31,

	Notes	2008	2009	2010

REVENUES:
Revenues	13	208,411	168,400	159,698
Commissions		(7,639)	(3,794)	(2,678)

Net revenues		200,772	164,606	157,020

EXPENSES:
Voyage expenses		(273)	(577)	(610)
Vessel operating expenses	14	(17,615)	(19,628)	(23,128)
Depreciation	4, 7	(10,614)	(13,893)	(19,673)
General and administrative expenses
-Management fee to related party	3,20	(4,420)	(4,436)	(4,880)
-Third party expenses	20	(3,625)	(2,610)	(2,138)
Early redelivery (cost)/income, net	17	(565)	74,951	132
Loss on asset purchase cancellations	18	—	(20,699)	—
Gain on sale of assets	22	—	—	15,199

Operating income		163,660	177,714	121,922

OTHER (EXPENSE)/INCOME:
Interest expense	9	(16,392)	(10,342)	(6,423)
Other finance costs		(408)	(442)	(330)
Interest income		1,492	2,164	2,627
Loss on derivatives	15	(19,509)	(4,416)	(8,164)
Foreign currency (loss)/gain		(9,501)	838	281
Amortization and write-off of deferred finance charges	8	(131)	(106)	(266)

Net income		119,211	165,410	109,647

Earnings per share in U.S. Dollars, basic and diluted	24	2.19	3.03	1.73
Weighted average number of shares, basic and diluted		54,500,889	54,510,587	63,300,466

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC. CONSOLIDATED STATEMENTS
OF SHAREHOLDERS’ EQUITY FOR THE YEARS
ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands of U.S. Dollars, except for per share data)

	Common Stock	Additional Paid in Capital	Retained Earnings	Total

Balance as of January 1, 2008	—	—	54,398	54,398
Net income	—	—	119,211	119,211
Issuance of common stock	55	—	—	55
Share based compensation	—	30	—	30
Dividends ($3.83 per share)	—	—	(209,239)	(209,239)

Balance as of December 31, 2008	55	30	(35,630)	(35,545)

Net income	—	—	165,410	165,410
Share based compensation	—	60	—	60
Dividends ($0.60 per share)	—	—	(32,706)	(32,706)

Balance as of December 31, 2009	55	90	97,074	97,219

Net income	—	—	109,647	109,647
Issuance of common stock	11	74,956	—	74,967
Share based compensation	—	120	—	120
Dividends ($0.60 per share)	—	—	(37,820)	(37,820)

Balance as of December 31, 2010	66	75,166	168,901	244,133

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In thousands of U.S. Dollars)

	December 31,

	2008	2009	2010

Cash Flows from Operating Activities:
Net income	119,211	165,410	109,647
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	10,614	13,893	19,673
Gain on sale of assets	—	—	(15,199)
Loss on asset purchase cancellations	—	20,395	—
Amortization and write-off of deferred finance charges	131	106	266
Unrealized foreign exchange loss/(gain)	9,335	(1,028)	(326)
Unrealized loss/(gain) on derivatives	20,097	(3,729)	(4,508)
Share based compensation	30	60	120
Amortization of time charter discount	(2,766)	—	—
Change in:
Accounts receivable trade	1,189	(1,377)	620
Due from Manager	95,584	112	—
Inventories	(397)	(56)	(172)
Accrued revenue	(3,938)	2,245	1,693
Prepaid expenses and other current assets	(710)	(408)	(37)
Due to Manager	—	19	430
Trade accounts payable	373	1,093	(1,198)
Accrued liabilities	(5,245)	1,396	(1,523)
Unearned revenue	16,089	13,207	8,661
Net Cash Provided by Operating Activities	259,597	211,338	118,147

Cash Flows from Investing Activities:
Vessel acquisitions including advances for vessels under construction	(89,570)	(131,474)	(192,418)
Proceeds from sale of assets	—	—	32,168
Acquisition of long term investments	—	(50,000)	—
Increase in restricted cash	(37,379)	(6,405)	(650)
Restricted cash released	—	32,629	6,382
Increase in bank time deposits	(21,274)	(78,147)	(86,548)
Maturity of bank time deposits	—	41,534	109,357
Net Cash Used in Investing Activities	(148,223)	(191,863)	(131,709)

Cash Flows from Financing Activities:
Proceeds from long-term debt	221,600	42,000	74,500
Principal payments of long-term debt	(85,532)	(38,026)	(50,992)
Advances from shareholders	11,489	—	—
Repayment of advances to shareholders	(21,575)	—	—
Dividends paid	(209,239)	(32,706)	(37,820)
Payment of deferred financing costs	(470)	(10)	(519)
Proceeds on issuance of common stock (net)	55	—	74,967
Net Cash (Used in)/Provided by Financing Activities	(83,672)	(28,742)	60,136

Net increase/(decrease) in cash and cash equivalents	27,702	(9,267)	46,574
Effect of exchange rate changes on cash	—	—	326
Cash and cash equivalents at beginning of year	—	27,702	18,435
Cash and cash equivalents at end of year	27,702	18,435	65,335
Supplemental cash flow information:
Cash paid for interest (excluding capitalized interest):	14,116	13,695	6,414

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

Safe Bulkers, Inc. (“Safe Bulkers”) was formed on December 11, 2007, under the laws of the Marshall Islands for the purpose of acquiring an ownership interest in 19 companies, each of which owned a newbuild drybulk vessel or was scheduled to own a newbuild drybulk vessel, all of which were under the common control of Polys Hajioannou and his family.

Safe Bulkers successfully completed its initial public offering (the “IPO”) on June 3, 2008 and its common stock trades on the New York Stock Exchange (“NYSE”) under the symbol “SB.” Immediately prior to the completion of the IPO, the shares of the 19 subsidiaries were contributed to Safe Bulkers by Vorini Holdings, Inc. (“Vorini Holdings”), a Marshall Islands corporation controlled by Polys Hajioannou and his family, in exchange for the issuance of 54,500,000 shares, which represented 100% of the outstanding common stock of Safe Bulkers. This transaction is referred to as the “Reorganization.” Vorini Holdings sold 10,000,000 shares of common stock of Safe Bulkers in the IPO. Following the Reorganization and the IPO, Safe Bulkers became the owner of 100% of each of the 19 subsidiaries, and Vorini Holdings became the controlling shareholder of Safe Bulkers.

The subsidiaries of Safe Bulkers as of December 31, 2010 are 26 wholly-owned companies, all incorporated under the laws of the Republic of Liberia, except for Maxtessera Shipping Corporation, which is incorporated under the laws of the Marshall Islands, and are referred to herein as “Subsidiaries.” As of December 31, 2010, these Subsidiaries owned and operated a fleet of 16 drybulk vessels, and were scheduled to acquire an additional eight newbuilds (the “Newbuilds”).

The accompanying consolidated financial statements include the operations, assets and liabilities of Safe Bulkers and its Subsidiaries, using the historical carrying costs of the assets and the liabilities of the ship-owning companies listed below.

Subsidiary	Vessel Name	Type	Built

Marindou Shipping Corporation (“Marindou”)	Maria	Panamax	April 2003
Avstes Shipping Corporation (“Avstes”)	Vassos	Panamax	February 2004
Kerasies Shipping Corporation (“Kerasies”)	Katerina	Panamax	May 2004
Marathassa Shipping Corporation (“Marathassa”)	Maritsa	Panamax	January 2005
Pemer Shipping Ltd. (“Pemer”)	Pedhoulas Merchant	Kamsarmax	March 2006
Petra Shipping Ltd. (“Petra”)	Pedhoulas Trader	Kamsarmax	May 2006
Pelea Shipping Ltd. (“Pelea”)	Pedhoulas Leader	Kamsarmax	March 2007
Staloudi Shipping Corporation (“Staloudi”)	Stalo	Post—Panamax	January 2006
Marinouki Shipping Corporation (“Marinouki”)	Marina	Post—Panamax	January 2006
Soffive Shipping Corporation (“Soffive”)	Sophia	Post—Panamax	June 2007
Eniaprohi Shipping Corporation (“Eniaprohi”)	Eleni	Post—Panamax	November 2008
Eniadefhi Shipping Corporation (“Eniadefhi”)	Martine	Post—Panamax	February 2009
Maxdodeka Shipping Corporation (“Maxdodeka”)	Andreas K	Post—Panamax	September 2009
Maxpente Shipping Corporation (“Maxpente”)	Kanaris	Capesize	March 2010
Maxdekatria Shipping Corporation (“Maxdekatria”)	Panayiota	Post—Panamax	April 2010
Maxdeka Shipping Corporation (“Maxdeka”)	Venus Heritage	Post—Panamax	December 2010
Eptaprohi Shipping Corporation (“Eptaprohi”)	TBN - H 1074	Capesize	2H 2011 (1)
Shikoku Friendship Shipping Company (“Shikoku”)	TBN - H 1579	Post—Panamax	2H 2011 (1)
Maxeikosi Shipping Corporation (“Maxeikosi”)	TBN - H 616	Kamsarmax	2H 2011 (1)
Maxeikositria Shipping Corporation (“Maxeikositria”)	TBN - H 631	Kamsarmax	2H 2011 (1)
Maxenteka Shipping Corporation (“Maxenteka”)	TBN - H 1594	Post—Panamax	1H 2012 (1)
Maxeikosiena Shipping Corporation (“Maxeikosiena”)	TBN - H 617	Kamsarmax	1H 2012 (1)
Maxeikosipente Shipping Corporation (“Maxeikosipente”)	TBN - H 131	Capesize	2H 2012 (1)
Efragel Shipping Corporation (“Efragel”)	TBN - H 1154	Panamax	2H 2013 (1)
-//-	Efrossini (2)	Panamax	February 2003
Maxeikositessera Shipping Corporation (“Maxeikositessera”)	—	—	—
Maxtessera Shipping Corporation (“Maxtessera”)	—	—	—

(1)	Estimated completion date for newbuild vessels.

(2)	Vessel sold in January 2010. Refer to Note 6.

Safe Bulkers and the Subsidiaries are collectively referred to in the notes to the consolidated financial statements as the “Company.”

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

For the years ended December 31, 2008, 2009 and 2010, the following charterers individually accounted for more than 10% of the Company’s charter revenues as follows:

	December 31,

	2008	2009	2010

A	36.09%	56.59%	44.92%
B	10.67%	18.35%	18.78%
C	—	—	12.67%
D	25.62%	—	—

There are many charterers that are active in the market where the Company’s vessels are offered for charter, and management has determined that the concentration of its business with a limited number of customers does not pose a significant risk.

2. Significant Accounting Policies:

Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of Safe Bulkers and the legal entities comprising the Company as discussed in Note 1. All significant intra-group and intercompany balances and transactions have been eliminated upon consolidation.

Use of Estimates: The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other Comprehensive Income / (Loss): The Company follows the accounting guidance relating to Statement of Comprehensive Income, which requires separate presentation of certain transactions that are recorded directly as components of shareholders’ equity. The Company has no other comprehensive income/(loss) and accordingly comprehensive income/(loss) equals net income for the periods presented.

Foreign Currency Translation: The reporting and functional currency of the Company is the United States (“U.S.”) dollar. Transactions incurred in other currencies are translated into U.S. dollars using the exchange rates in effect at the time of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in other currencies are translated to reflect the period end exchange rates. Resulting gains or losses from foreign currency transactions are recorded within Foreign currency gain/(loss) in the accompanying consolidated statements of income in the period in which they arise.

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

Accounts Receivable Trade: Accounts receivable trade reflects the receivables from time or voyage charters, net of an allowance for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No allowance for doubtful accounts was recorded for any of the periods presented.

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

Accounting for Special Survey and Drydocking Costs: Special survey and drydocking costs are expensed in the period incurred and are included in vessel operating expenses in the accompanying consolidated statements of income.

Repairs and Maintenance: All repair and maintenance expenses, including major overhauling and underwater inspection expenses, are expensed when incurred and are included in vessel operating expenses in the accompanying consolidated statements of income.

Impairment of Long-lived Assets: The Company reviews its long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. No impairment loss was recorded during the years ended December 31, 2008, 2009 and 2010.

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

Derivative Instruments: The Company enters into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to the acquisition of vessels and on certain loan obligations. The Company also enters into interest rate derivatives to create economic hedges for its exposure to interest rate risk of its loan obligations (see also Notes 9 and 15). When such derivatives do not qualify for hedge accounting the Company records these financial instruments in the consolidated balance sheet at their fair value as either a derivative asset or a liability, and recognizes the fair value changes thereto in the consolidated statements of income. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) until the hedged item is recognized in the consolidated statements of income. For the years ended December 31, 2008, 2009 and 2010, no derivatives were accounted for as accounting hedges.

Financial Instruments: Over-the-counter foreign exchange forward contracts and interest rate derivatives are recorded at fair value. Other financial instruments, including cash equivalents and debt are recorded at amortized cost.

(a) Interest rate risk: The Company’s interest rates and long-term loan repayment terms are described in Note 9.The Company manages its interest rate risk by entering into interest rate derivative instruments which are described in Note 15.

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

(c) Fair value Measurement : In accordance with the requirements of accounting guidance relating to Fair Value Measurement, the Company classifies and discloses assets and liabilities carried at fair value in one of the following three categories:

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

Revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Unearned revenue includes: (i) revenue received prior to the balance sheet date relating to services to be rendered after the balance sheet date and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates. Accrued revenue results from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates. Commissions (address and brokerage), regardless of charter type, are always paid by the Company, are deferred and amortized over the related charter period and are presented as a separate line item in revenues to arrive at net revenues in the accompanying consolidated statements of income.

Pension and Retirement Benefit Obligations—Crew: The Subsidiaries included in the consolidated financial statements employ the crew on board under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post-retirement benefits.

Taxes: Entities within the group that are incorporated under the laws of either the Republic of Liberia or the Marshall Islands are not subject to Liberian or Marshall Islands income, tonnage or registration taxes. However, each vessel-owning Subsidiary is subject to registration and tonnage taxes under the laws of the Republic of Cyprus or the Republic of the Marshall Islands depending on where each Company’s vessel is registered, which is not an income tax. These registration and tonnage taxes are recorded within Vessel operating expenses in the accompanying consolidated statements of income.

Furthermore, the Subsidiaries are subject to a 4% United States federal tax in respect of its U.S. source shipping income (imposed on gross income without the allowance for any deductions) as they do not meet the requirements for an exemption from such tax provided by Section 883 of the U.S. Internal Revenue Code of 1986. As a result, the Subsidiaries file U.S. federal tax returns and pay the relevant U.S. federal tax on their U.S. source shipping income, which is not an income tax. Such taxes have been recorded within Voyage Expenses in the accompanying consolidated statements of income. In many cases, these taxes are recovered from the charterers; such amounts recovered are recorded within Revenues in the accompanying consolidated statements of income.

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

3. Transactions with Related Parties

Safety Management Overseas S.A., Panama (the “Manager”): On May 29, 2008, Safe Bulkers signed a management agreement with Safety Management, a related party that is wholly-owned and controlled by Polys Hajioannou. Under such agreement (the “Management Agreement”), each vessel-owning Subsidiary has entered into, or in the case of vessels not yet delivered, will enter into, a management agreement with the Manager (the “Shipmanagement Agreements”). Under these Shipmanagement Agreements, chartering, operations, technical and accounting services are provided to the vessels by the Manager. In accordance with the Management Agreement and the Shipmanagement Agreements, the Manager receives a fixed fee of $0.575 per day plus, 1 .0% on gross freight, charter hire, ballast bonus and demurrage from each of the vessel-owning companies in exchange for these management services. Effective from May 29, 2010, the Company and the Manager agreed to set the fee on gross freight, charter hire, ballast bonus and demurrage from each of the vessel-owning companies to 1.25%. Under the Management Agreement, each of the Subsidiaries that are scheduled to own a newbuild has entered into or will enter into supervision agreements with the Manager (the “Supervision Agreements”). Under the Supervision Agreements, the Manager will provide on-site supervision services with respect to all newbuilds, and will receive a fee of $375, of which 50% is payable upon the signing of the relevant Supervision Agreement, and 50% upon successful completion of the sea trials of each newbuild. In addition, under the Management Agreement, an amount equal to 1.0% of the contract price for the sale or acquisition (constructed or purchased) of each vessel is payable to the Manager with the exception of the acquisition of Eleni and Martine.

Until May 29, 2008, each of the Subsidiaries that had a vessel in operation had in place a management agreement with the Manager (the “Old Management Agreements”). Under such agreements, chartering, operations, technical and accounting services were provided with respect to the vessels by the Manager. Under the Old Management Agreements, the Manager received a fixed daily fee of $0.575 plus 1.00% on gross freight, charter hire, ballast bonus and demurrage from each of the vessel-owning companies. The Old Management Agreements were effectively superseded and replaced by the new Management Agreement and the Shipmanagement Agreements, entered into on May 29, 2008. Management fees charged by the Manager for the years ended December 31, 2008, 2009 and 2010 amounted to $4,420, $4,436 and $4,880 respectively, and are recorded in the accompanying consolidated statements of income within General and Administrative Expenses (see Note 20). Commissions on the contract price of vessels sold, charged by the Manager during the years ended December 31, 2008, 2009 and 2010, amounted to $0, $0 and $330 respectively, and are recorded within Gain on sale of assets in the consolidated statements of income (see Note 22). Commissions on the contract price of vessels purchased, charged by the Manager during the years ended December 31, 2008, 2009 and 2010, amounted to $0, $710 and $1,840 respectively, and are included as part of the vessel cost. Supervision fees, charged by the Manager during the years ended December 31, 2008, 2009 and 2010, amounted to $750, $750 and $938, respectively, and are included as part of the vessel cost.

Transactions with shareholders: Owners advances prior to June 3, 2008, as well as advances from Vorini Holdings, represent the receipt of funds to finance vessel acquisitions. The repayments of these advances were made with funds received from bank debt, proceeds of vessel sales or vessel operations.

4. Vessels, Net

Vessels, net, are comprised of the following:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance, January 1, 2009	322,748	(35,793)	286,955
Transfer from Advances for vessel acquisitions	117,753	—	117,753
Transfer to Assets held for sale	(22,058)	5,089	(16,969)
Depreciation expense	—	(13,815)	(13,815)

Balance, December 31, 2009	$418,443	$(44,519)	$373,924

Transfer from Advances for vessel acquisitions	186,924	—	186,924
Depreciation expense	—	(19,604)	(19,604)

Balance, December 31, 2010	$605,367	$(64,123)	$541,244

Transfer from Advances for vessel acquisitions represents advances paid in respect of the acquisition of vessels, which were under construction and delivered to the Company. For the periods presented, the Company accepted delivery of the following vessels:

●	During the year ended December 31, 2009: Martine and Andreas K; and

●	During the year ended December 31, 2010: Kanaris, Panayiota K and Venus Heritage.

Transfer to Assets held for sale during the year ended December 31, 2009 relates to the vessel Efrossini; refer to Note 6 below.

As of December 31, 2010, all of the Company’s vessels except for the Venus Heritage have been provided as collateral to secure the Company’s bank loans as discussed in Note 9 and Note 12.

5. Advances for Vessel Acquisition and Vessels under Construction

Advances for vessel acquisition and vessels under construction are comprised of the following:

Balance, January 1, 2009	100,194
Advances paid, including capitalized expenses and interest	131,474
Asset cancellations	(20,395)
Transferred to vessel cost	(117,753)

Balance, December 31, 2009	$93,520

Advances paid, including capitalized expenses and interest	192,418
Transferred to vessel cost	(186,924)

Balance, December 31, 2010	$99,014

In April 2009, each of Maxdeka and Maxenteka signed an agreement with a third party seller, whereby each agreed to cancel its contract for the acquisition of Hull 2054 and Hull 2055, respectively, and each agreed to forfeit the advance deposit paid of $7,212 per newbuild.

In June 2009, Maxpente entered into an agreement pursuant to which the shipbuilding contract for the acquisition of Hull 1075 at a purchase price of $80,000 was canceled, at a cancellation cost of $5,950, excluding commissions, which was forfeited from an advance payment. The remaining balance of the advance payment of $10,050 was used to settle the second advance payment for the acquisition of Hull 1074.

In June 2009, Eptaprohi entered into an amendment to the shipbuilding contract for the construction and purchase of Hull 1074, pursuant to which expected delivery of Hull 1074 by the shipyard has been delayed from the first half of 2010 to the second half of 2011, and the purchase price was reduced by $1,000.

In June 2009, Maxpente entered into a Memorandum of Agreement (“MoA”) for the acquisition of Hull 1144 at a purchase price of $63,000, expected to be delivered in the first half of 2010.

In August 2009, Shikoku entered into an addendum to an existing MoA for the purchase of Hull 1579, pursuant to which expected delivery of the newbuild has been delayed from the second half of 2010 to the second half of 2011. In December 2009, pursuant to a further addendum to the MoA, the purchase price of Hull 1579 was reduced by $12,360.

In December 2009, each of Maxdeka and Maxenteka entered into two separate MoAs for the acquisition of Hull 1583 and Hull 1594, respectively, at a purchase price of $49,000 and $48,000, respectively, scheduled to be delivered in the second half of 2010 and the first half of 2012, respectively.

In April 2010, each of Maxeikosi and Maxeikosiena entered into two separate shipbuilding contracts for the acquisition of Hull 616 and Hull 617, respectively, each at a purchase price of $32,201, scheduled to be delivered in the second half of 2011 and the first half of 2012, respectively.

In July 2010, Efragel entered into a shipbuilding contract for the acquisition of Hull 1154 at a purchase price of $28,153 scheduled to be delivered in the second half of 2013.

In November 2010, Maxeikositria entered into a shipbuilding contract for the acquisition of Hull 631 at a purchase price of $34,000, scheduled to be delivered in the second half of 2011.

In November 2010, Maxeikosipente entered into a shipbuilding contract for the acquisition of Hull 131 at a purchase price of $53,000, scheduled to be delivered in the second half of 2012.

Advances Paid for vessel acquisitions and vessels under construction relate to the payment of installments that were due to the respective shipyard or third-party sellers of the following vessels:

●	During the year ended December 31, 2009: Martine, Andreas K, Kanaris, Venus Heritage, and Hull 1074, Hull 1579 and Hull 1594; and

●	During the year ended December 31, 2010: Kanaris, Panayiota K and Venus Heritage, and Hull 1074, Hull 1579, Hull 616, Hull 617 and Hull 631.

Transfers to vessel cost relate to the delivery to the Company from the respective shipyard or third-party seller of the following vessels:

●	During the year ended December 31, 2009: Martine and Andreas K; and

●	During the year ended December 31, 2010: Kanaris, Panayiota K and Venus Heritage.

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

7. Other Fixed Assets, Net

Other fixed assets represent minor movable equipment on board the vessels, which were capitalized up to December 31, 2007, and which are depreciated on a straight-line basis over five years. Depreciation charges for the years ended December 31, 2009 and 2010 amounted to $78 and $69, respectively. Acquisitions of minor movable equipment on board the vessels subsequent to December 31, 2007 are expensed in the year incurred, due to the immaterial amounts involved.

8. Deferred Finance Charges, Net

Deferred finance charges are comprised of the following:

Balance, January 1, 2009	773
Additions	10
Amortization expense	(106)

Balance, December 31, 2009	$677

Additions	519
Write-off	(127)
Amortization expense	(139)

Balance, December 31, 2010	$930

Amortization of deferred finance costs, together with the write-offs, is recorded as Amortization and write-off of deferred finance charges in the accompanying consolidated statements of income.

9. Bank Debt

Bank debt is comprised of the following secured borrowings:

			December 31,

Borrower	Commencement	Maturity	2009	2010

Marathassa	February 2005	February 2017	$19,825	$18,195
Marinouki	March 2006	March 2018	30,763	29,229
Petra	January 2007	January 2019	34,871	32,671
Pemer	March 2007	March 2019	34,867	32,667
Pelea	June 2007	June 2019	38,750	37,987
Soffive	November 2007	November 2019	41,400	39,600
Kerasies	December 2007	December 2019	36,800	35,200
Efragel	January 2008	January 2010	34,500	—
Marindou	January 2008	January 2018	34,500	34,500
Avstes	April 2008	April 2018	30,000	30,000
Staloudi	July 2008	July 2023	52,960	49,320
Eniaprohi	November 2008	November 2018	40,000	40,000
Eniadefhi	February 2009	February 2019	42,000	41,625
Maxdodeka	February 2010	February 2016	—	33,750
Maxpente	July 2010	January 2015	—	40,000

Total			$471,236	$494,744

Liability directly associated with asset held for sale			34,500	—
Current portion			$15,742	$27,674

Long-term portion			$420,994	$467,070

The above loans and credit facilities bear interest at LIBOR plus a margin, and are repayable in semi-annual installments and a balloon payment at maturity.

As of December 31, 2010, no amount was available for drawing under any of the above loans and reducing revolving credit facilities. The estimated minimum annual principal payments required to be made after December 31, 2010, based on the bank loan and credit facility agreements as amended, are as follows:

To December 31,

2011	$27,674
2012	28,854
2013	30,261
2014	31,541
2015	61,274
2016 and thereafter	315,140

Total	$494,744

Total interest incurred on long-term debt for the years ended December 31, 2008, 2009 and 2010 amounted to $16,696, $10,400, and $6,738, respectively, which includes interest capitalized of $304, $58 and $315 for the years ended December 31, 2008, 2009 and 2010, respectively. The average interest rate (including the margin) for all bank loan and credit facilities during the years 2008, 2009 and 2010 was 4.030% p.a., 2.137% p.a., and 1.394% p.a., respectively.

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

Certain of the above loans or credit facilities have a currency conversion option whereby the borrower may elect to convert the outstanding loan amount or any part thereof to certain currencies specified in each agreement, using the spot exchange rate applicable on the date of conversion. Specified currencies include JPY, CHF, EUR, CAD or GBP depending on the relevant agreement. In all the above loans or credit facilities with a currency conversion option, no consideration has been or will be paid by any of the borrowers to the respective lenders in connection with the conversion option since the parties did not ascribe value to the conversion option as the conversion options are always based on the market or spot rates at the time they are exercised. The exercise of the conversion option in any of the above loans or credit facilities results in a change in both the currency denomination of the loan and the basis of the interest rate (that is, a USD-denominated loan bears interest based on USD LIBOR and, upon conversion into a JPY-denominated loan, will bear interest based on JPY LIBOR). All other terms of the loans or credit facilities, including the margin (the interest rate spread over LIBOR) and the repayment terms, will remain the same upon exercise of the currency conversion option.

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

As of December 31, 2009 and 2010 all loans were denominated in US Dollars.

The foregoing loans and credit facilities are secured as follows:

●	First priority mortgages over the vessels owned by the respective borrowers;

●	First priority assignment of all insurances and earnings of the mortgaged vessels;

●	Second priority mortgage over the Maritsa as security for the Kerasies loan;

●	Second priority mortgage over the Pedhoulas Merchant as security for the Petra loan;

●	Second priority mortgage over the Pedhoulas Trader as security for the Pemer loan;

●	Cross corporate guarantees issued by each of Maxdodeka, Pelea, Avstes, Marindou, Eniaprohi and Eniadefhi as security for the credit facility of each guarantor; and

●	Corporate guarantee from Safe Bulkers.

The loan and credit facility agreements, as amended, contain debt covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the respective lender’s prior consent, minimum vessel insurance cover ratio requirements, as well as minimum fair vessel value ratio to outstanding loan principal requirements; the fair vessel value being determined according to the provisions of the individual loan or credit facility agreements with the relevant bank (the “Minimum Value Covenant”). The borrowers are permitted to pay dividends to their owners as long as no event of default under the respective loan has occurred or has not been remedied.

In six of the loan and credit facility agreements, the respective borrower must maintain at all times a minimum balance of $150 in the vessel operating account. In one of the loan and credit facility agreements the borrower must maintain a cash collateral deposit of $2,000 with the lender. In addition, the corporate guarantees, as amended, of Safe Bulkers include the following financial covenants:

●

its total consolidated liabilities divided by its total consolidated assets must not at any time exceed 70% or 80% as the case may be (“Consolidated Leverage Covenant”). The total consolidated assets are based on the fair market value of its vessels and the book values of all other assets, on an adjusted basis as set out in the relevant guarantee;

●	the ratio of its aggregate debt to EBITDA must not at any time exceed 5.5:1 on a trailing 12 months’ basis (“EBITDA Covenant”);

●

its net consolidated worth (total consolidated assets less total consolidated liabilities) (“Consolidated Net Worth Covenant”) must not at any time be less than $150,000, $175,000 or $200,000 (as the case may be) with the relevant bank;

●	payment of dividends is subject to no event of default having occurred;

●	maintenance of minimum free liquidity of $500 is required on deposit with a relevant lender on a per vessel basis for five vessels; and

●	a minimum of 51% of its shares shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities.

As of December 31, 2010, the Company was in compliance with all debt covenants with respect to its loans and credit facilities.

10. Long-term Investment

During the year ended December 31, 2009, the Company invested $50,000 in a five-year Floating Rate Note issued by HSBC Bank Middle East Limited, which is recorded in the consolidated balance sheet at amortized cost as the Company intends to hold the investment until its maturity on October 14, 2014. The Company receives interest on a quarterly basis, based on the three-month U.S. dollar LIBOR plus a margin of 1.5%. The fair market value of the Floating Rate Note as of December 31, 2010 was approximately $49,075 based on an indicative bid price from the relevant bank. Subject to certain conditions, the Company may borrow up to 80% of the Floating Rate Note amount.

11. Share Capital

The Company was incorporated on December 11, 2007 with authorized share capital of 500 shares of common stock with a par value of $0.001 per share. On May 9, 2008, the Company’s Articles of Incorporation were amended. Under the amended Articles of Incorporation, the Company’s authorized capital stock consists of 200,000,000 shares of common stock with a par value of $0.001 per share, of which 54,500,000 shares were issued prior to the listing of the Company’s common stock on the NYSE, which was completed on June 3, 2008, and 20,000,000 shares of preferred stock with a par value of $0.01 per share, none of which has been issued and is outstanding. In connection with the IPO process, Vorini Holdings sold 10,000,000 shares of common stock of the Company of a par value of $0.001 per share at a price of $19 per share. No proceeds were paid to the Company.

In March 2010, the Company successfully completed a public offering, whereby 10,350,000 shares of common stock of Safe Bulkers were issued and sold, and a private placement, whereby 1,000,000 shares of common stock of Safe Bulkers were issued and sold to Vorini Holdings. The aggregate net proceeds of the public offering and the private placement were $74,967.

According to an arrangement approved by the Company’s corporate governance, nominating and compensation committee effective July 1, 2008, the audit committee chairman receives the equivalent of $15 every quarter, payable in arrears in the form of newly issued common stock of the Company as compensation for services rendered as audit committee chairman. The number of shares to be issued is determined based on the closing price of the Company’s common stock on the last trading day prior to the end of each quarter in which services were provided and are issued as soon as practicable following the end of the quarter. During the years ended December 31, 2009 and 2010, 11,597 shares and 7,644 shares, respectively, were issued to the audit committee chairman.

According to an arrangement approved by the Company’s corporate governance, nominating and compensation committee, effective January 1, 2010, the independent directors of the Company other than the audit committee chairman each receive the equivalent of $7.5 every quarter, payable in arrears in the form of newly issued common stock of the Company as compensation for services rendered as independent directors. The number of shares to be issued is determined as noted above. During the year ended December 31, 2010, 5,932 shares were issued to the independent directors of the Company other than the audit committee chairman.

12. Commitments and Contingencies

(a)	Commitments under Shipbuilding Contracts and MoAs

As of December 31, 2010, the Company had commitments under six shipbuilding contracts and two MoAs for the acquisition of eight newbuilds. The Company expects to settle these commitments as follows:

Year Ending December 31	Due to Shipyards / Sellers	Due to Manager	Total

2011	$171,291	$3,895	$175,186
2012	70,562	2,080	72,642
2013	22,153	469	22,622

Total	$264,006	$6,444	$270,450

(b)	Credit facilities

i.

In November 2010, the Company concluded the documentation of a loan facility for up to $24,000, which will be used to refinance part of the purchase price paid for the acquisition by Maxdekatria of the vessel Panayiota K (the “Maxdekatria loan”). The Maxdekatria loan is available for drawing until April 30, 2011 and is repayable over eight years in 16 semi-annual consecutive installments commencing six months after the loan drawdown and a balloon payment payable with the final installment and will be secured by a first priority mortgage over the vessel Panayiota K and other usual maritime securities and a corporate guarantee by Safe Bulkers, which includes the financial covenants described in Note 9.

ii.

In December 2010, the Company accepted a commitment letter from a bank for loan facility for up to $58,748, which will be used for the financing of the acquisition by Eptaprohi of Hull 1074 (the “Eptaprohi credit facility”). The Eptaprohi credit facility will be made available after delivery from the shipyard of Hull 1074 and upon commencement of her contracted employment. The Eptaprohi credit facility is repayable over seven years in 14 semi-annual consecutive installments commencing six months after the loan drawdown and a balloon payment payable with the final installment and will be secured by a first priority mortgage over the Hull 1074 and other usual maritime securities and a corporate guarantee by Safe Bulkers, which includes the financial covenants described in Note 9.

(c)	Other contingent liabilities

The Subsidiaries have not been involved in any legal proceedings that may have, or have had, a significant effect on their business, financial position, results of operations or liquidity, nor is the Company aware of any proceedings that are pending or threatened that may have a significant effect on its business, financial position, results of operations or liquidity. From time to time various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance providers and other claims with suppliers relating to the operation of the Company’s vessels. Management is not aware of any material claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A maximum of $1,000,000 of the liabilities associated with the individual vessel actions, mainly for sea pollution, is covered by P&I Club insurance.

13. Revenues

Revenues are comprised of the following:

	Year Ended December 31,

	2008	2009	2010

Time charter revenue	$202,588	$165,604	$157,663
Ballast bonus	2,765	980	—
Other income	3,058	1,816	2,035

Total	$208,411	$168,400	$159,698

14. Vessel Operating Expenses

Vessel operating expenses are comprised of the following:

	Year Ended December 31,

	2008	2009	2010

Crew wages and related costs	$8,215	$10,055	$11,441
Insurance	2,138	2,112	1,880
Repairs, maintenance and drydocking costs	2,211	994	1,764
Spares, stores and provisions	2,372	2,845	3,947
Lubricants	1,916	2,451	2,808
Taxes	116	140	178
Miscellaneous	647	1,031	1,110

Total	$17,615	$19,628	$23,128

15. Fair Value of Financial Instruments and Derivatives Instruments

Over-the-counter foreign exchange forward contracts and interest rate derivatives are recorded at fair value. The carrying values of the current financial assets and liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair values of long-term credit facilities and bank loans approximate the recorded values, due to their variable interest rates. The fair value of the long term investment (the floating rate note) is disclosed in Note 10.

Derivative instruments

The Company enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company from time to time may also enter into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to acquisition of vessels and on certain loan obligations or for trading purposes. Foreign exchange forward contracts are agreements entered into with a bank to exchange, at a specified future date, currencies of different countries at a specific rate. As of December 31, 2009 and 2010, the Company had no outstanding derivative instruments relating to currency exchange contracts.

The Company’s interest rate swaps and foreign exchange forward contracts did not qualify for hedge accounting. The Company marks to market the fair market value of the interest rate swaps and foreign exchange forward contracts at the end of every period and accordingly records the resulting unrealized loss/gain during the period in the consolidated statement of income. Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains/losses in the consolidated statements of income are shown below:

Derivatives not designated as hedging instruments

		Asset Derivatives Fair Values		Liability Derivatives Fair Values

Type of Contract	Balance sheet location	December 31, 2009	December 31, 2010	December 31, 2009	December 31, 2010

Interest Rate	Derivative assets / Current assets	123	$4,485	—	—

Interest Rate	Derivative liabilities / Current liabilities	—	—	1,223	$6,802

Interest Rate	Derivative liabilities / Non-current liabilities	—	—	$15,510	$9,787

	Total Derivatives	$123	$4,485	$16,733	$16,589

	Amount of Gain / (Loss) Recognized on Derivatives

	Year ended December 31,

	2009	2010

Foreign Exchange Forward Contracts	$(931)	$(198)
Interest Rate Contracts	(3,485)	(7,966)

Net (Loss) Recognized	$(4,416)	$(8,164)

The gain or loss is recognized in the consolidated statement of income and is presented in Other (Expense)/Income – Loss on Derivatives.

The Company’s interest rate derivative instruments are pay-fixed, receive-variable interest rate swaps based on the USD LIBOR swap rate. The fair value of the interest rate swaps is determined using a discounted cash flow approach based on market-based LIBOR swap yield curves. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy. The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2009 and 2010.

	Significant Other Observable Inputs (Level 2)

	December 31,
	2009	2010
Derivative instruments – asset position	$123	$4,485
Derivative instruments – liability position	16,733	16,589

As of December 31, 2009 and 2010, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company’s consolidated balance sheet.

Interest Rate Derivatives

Details of interest rate swap transactions entered into with certain banks in respect of certain loans and credit facilities as of December 31, 2009 and 2010 are presented in the table below:

				Notional amount

Loan or Credit Facility	Inception	Expiry	Fixed Rate	December 31, 2009	December 31, 2010

Kerasies (1)	December 14, 2007	December 14, 2010	4.0925%	$36,800	$—
Marindou (2)	January 14, 2008	January 14, 2013	3.9500%	28,000	28,000
Efragel (2)	January 17, 2008	January 17, 2013(3)	3.6500%	28,000	—
Petra (2)	February 19, 2008	January 18, 2013	2.8850%	34,871	32,671
Pemer (2)	March 7, 2008	March 7, 2013	2.7450%	34,868	32,668
Marinouki (2)	March 19, 2008	March 5, 2013	2.7300%	30,763	29,229
Avstes (2)	April 25, 2008	April 18, 2013	3.8900%	29,000	29,000
Pelea (2)	December 15, 2008	December 15, 2011	3.7000%	36,000	36,000
Soffive (2)	November 20, 2008	November 20, 2011	3.5500%	41,400	39,600
Eniaprohi (2)	November 13, 2008	November 14, 2011	3.1500%	40,000	40,000
Staloudi (2)	January 7, 2009	January 7, 2012	3.3850%	52,960	49,320
Eniadefhi (2)	April 1, 2009	February 12, 2014	3.3500%	40,000	40,000
Marathassa (1)	November 23, 2009	November 23, 2012	1.6500%	19,825	18,195
Maxdodeka (1)	February 1, 2010	February 1, 2013	3.9100%	—	33,750
Kerasies (1)	December 14, 2010	December 14, 2015	1.6500%	—	35,200
Maxpente (1)	January 31, 2011	January 31, 2015	1.2200%	—	39,100
Eniaprohi (1)	November 14, 2011	November 14, 2014	1.4000%	—	37,776
Soffive (1)	November 20, 2011	November 20, 2014	1.3500%	—	37,200
Pelea (1)	December 15, 2011	December 15, 2016	2.0500%	—	36,461
Staloudi (1)	January 7, 2012	January 7, 2015	1.4500%	—	43,860

Total				$452,487	$638,030

(1)

Under these swap transactions, the bank effects quarterly floating-rate payments to the Company for the relevant amount based on the three-month U.S. dollar LIBOR, and the Company effects quarterly payments to the bank on the relevant amount at the respective fixed rates.

(2)

Under these swap transactions, the bank effects semiannual floating-rate payments to the Company for the relevant amount based on the six-month U.S. dollar LIBOR, and the Company effects semiannual payments to the bank on the relevant amount at the respective fixed rates.

(3)	Following the sale of the Efrossini and the full repayment of the relevant credit facility, the relevant interest rate swap agreement was novated on January 8, 2010 to Maxdodeka Shipping Corporation.

The notional amounts of the above transactions are reduced during the term of the swap transactions based on the expected principal outstanding under the respective facility. In the Petra, Pemer and Marinouki transactions, the respective bank has the right to cancel each swap on January 18, 2011, March 7, 2011 and March 5, 2011, respectively, and at six-month intervals thereafter. The respective bank did not exercise its right to cancel the Petra swap on January 18, 2011.

16. Accrued Liabilities

Accrued liabilities are comprised of the following:

	December 31,

	2009	2010

Interest on long-term debt	$1,005	$1,014
Vessels’ operating and voyage expenses	1,303	1,245
Commissions	1,311	35
Interest on derivatives and other finance expenses	3,136	3,345
General and administrative expenses	671	264

Total	$7,426	$5,903

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

			Year Ended December 31,

Company		Date	2008	2009	2010

Petra	(a)	March 7, 2008	$(780)	—	—
Efragel	(b)	March 15, 2009	—	$29,096	—
Kerasies	(c)	June 26, 2009	—	22,331	—
Marindou	(d)	June 28, 2009	—	20,046	—
Pelea	(e)	July 19, 2009	—	2,653	—
Kerasies	(f)	March 25, 2010	—	—	$(1,520)
Pemer	(g)	April 13,2010	—	—	3,581
Pelea	(h)	April 28, 2010	—	—	(1,765)
Other minor early redeliveries		Various	215	825	(164)

Total			$(565)	$74,951	$132

Details of the transactions presented in the above table are as follows:

(a) On March 7, 2008, Petra agreed with the charterers of the Pedhoulas Trader to terminate the $54 daily fixed rate time charter which had commenced on February 9, 2008, and was due to expire by July 24, 2008. As compensation for early redelivery, Petra agreed to pay the charterers an amount of $780, net of commissions.

(b) On March 15, 2009, Efragel took early redelivery of the Efrossini, instead of on January 8, 2011. The respective charterer paid cash compensation of $25,480, net of commissions. An amount of $3,616 representing the unearned revenue from the terminated period time charter contract was recorded as additional early redelivery income.

(c) On June 26, 2009, Kerasies took early redelivery of the Katerina, instead of on November 26, 2010. The respective charterer paid cash compensation of $21,463, net of commissions. An amount of $868 representing the unearned revenue from the terminated period time charter contract was recorded as additional early redelivery income.

(d) On June 28, 2009, Marindou took early redelivery of the Maria, instead of on January 2, 2011. The respective charterer paid cash compensation of $15,516, net of commissions. An amount of $4,530 representing the unearned revenue from the terminated period time charter contract was recorded as additional early redelivery income.

(e) On July 19, 2009, Pelea took early redelivery of the Pedhoulas Leader, instead of on November 22, 2009. The respective charterer paid cash compensation of $2,653, net of commissions.

(f) On March 25, 2010, Kerasies agreed with the charterers of the Katerina to terminate the $15.5 daily fixed rate time charter which had commenced on June 26, 2009, and was due to expire by September 15, 2011. As compensation for early redelivery, Kerasies agreed to pay the charterers $1,520, net of commissions.

(g) On April 13, 2010, Pemer took early redelivery of the Pedhoulas Merchant, instead of on November 5, 2010. The respective charterer paid cash compensation of $3,581, net of commissions.

(h) On April 28, 2010, Pelea agreed with the charterers of the Pedhoulas Leader to terminate the $18.50 daily fixed rate time charter which had commenced on July 19, 2009, and was due to expire by September 30, 2011. As compensation for early redelivery, Pelea agreed to pay the charterers an amount of $1,765, net of commissions.

In all the cases presented above, no replacement charter contract had been secured at the time of the conclusion of the respective early redelivery agreement.

18. Loss on Asset Purchase Cancellations

Loss on asset purchase cancellations during the year ended December 31, 2009 represents losses incurred on cancellation of the newbuild contracts and MoAs discussed in Note 4, consisting of advances forfeited totaling $20,395 plus expenses net of interest earned of $304 related to the cancellations, and comprise the following:

●	Loss on cancellation of acquisition of Hull 2054 of $6,849, net of interest earned on the advance deposits;

●	Loss on cancellation of acquisition of Hull 2055 of $6,850, net of interest earned on the advance deposits; and

●	Loss on cancellation of acquisition of Hull 1075 of $7,000, inclusive of brokerage commissions, of which $5,950 represented the forfeiture of advance deposits.

No cancellations were concluded during the years ended December 31, 2008 and 2010.

19. Lease Arrangements—Charters-out

The future minimum time charter revenue, net of commissions, based on vessels committed to non-cancelable time charter contracts (including fixture recaps) as of December 31, 2010, is as follows:

December 31,

2011	$141,287
2012	122,344
2013	106,523
2014	45,788
2015	13,404
Thereafter	142,426

Total	$571,772

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

20. General and Administrative Expenses

General and administrative expenses for the years ended December 31, 2008, 2009 and 2010 were as follows:

	December 31,

	2008	2009	2010

Management fees - related party	$4,420	$4,436	$4,880
Professional fees (legal and accounting)	2,656	1,585	811
Director fees	90	180	240
Listing fees and expenses	419	70	63
Investor relation expenses	89	196	175
Miscellaneous	371	579	849

Total	$8,045	$7,046	$7,018

21. Unearned Revenue / Accrued Revenue

Unearned Revenue represents cash received in advance of it being earned, whereas Accrued Revenue represents revenue earned prior to cash being received. Revenue is recognized as earned on a straight-line basis at their average rates where charter agreements provide for varying annual charter rates over their term. Total Unearned Revenue/Accrued Revenue during the periods presented is as follows:

	December 31,

	2009	2010

Unearned Revenue
Revenue received in advance of service provided – Current liability	$3,973	$4,675
Deferred revenue resulting from varying charter rates
Current liability	—	6,010
Non-current liability	29,450	31,399

Total Unearned Revenue	$33,423	$42,084

Accrued Revenue
Resulting from varying charter rates – Current asset	$1,693	$—

Total Accrued Revenue	$1,693	$—

22. Gain on Sale of Assets

During the year ended December 31, 2010, the Company concluded the sale of the vessel Efrossini to an unrelated third party for gross consideration of $33,000. The sale realized a net gain of $15,199 after taking into account commissions and other directly related expenses amounting to $832 for the vessel.

No sales of vessels were concluded during the other periods presented.

23. Dividends

During 2010, the Company declared and paid four consecutive quarterly dividends of $0.15 per share, totaling $37,820.

The computation of dividends per share for the period prior to the IPO gives retroactive effect to the shares issued to Vorini Holdings in connection with the IPO.

24. Earnings Per Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year and gives retroactive effect to the shares issued to Vorini Holdings in connection with the IPO for 2008 and includes the shares issuable to the audit committee chairman and the independent directors at the end of the year for services rendered. Diluted earnings per share are the same as basic earnings per share. There are no other potentially dilutive shares.

25. Subsequent Events

(a) Shipbuilding contract: In January 2011, Maxeikositessera entered into a shipbuilding contract for the acquisition of Hull 804 at a purchase price of approximately $42,178, as of January 11, 2011, including a cost adjustment for extra items, consisting of payments of $18,900 and JPY 1,932,500,000, scheduled to be delivered in the first half of 2012.

(b) Formation of subsidiaries: In January 2011, the Company formed the subsidiaries Maxeikoseksi Shipping Corporation and Maxeikosiepta Shipping Corporation, both Liberian Corporations.

(c) Dividend declaration: On February 8, 2011, the Board of Directors declared a dividend of $0.15 per common share, totaling $9,882, payable to all shareholders of record as of February 18, 2011, paid on February 25, 2011.