Form 20-F
period 2011-12-31
SAFE BULKERS, INC.
filed 2012-02-29
CIK 1434754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2011

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2011, there were 70,891,916 shares of the registrant’s common stock outstanding.

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

U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

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

•	the overall health and condition of the U.S. and global financial markets, including the value of the U.S. dollar relative to other currencies;

•	our expectations about availability of vessels to purchase, the time that it may take to construct and deliver new vessels or the useful lives of our vessels;

•	our continued ability to enter into period time charters with our customers and secure profitable employment for our vessels in the spot market;

•	our expectations relating to dividend payments and ability to make such payments;

•	our ability to leverage our Manager’s relationships and reputation within the drybulk shipping industry to our advantage;

ii

•	our anticipated general and administrative expenses;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	risks inherent in vessel operation, including terrorism, piracy and discharge of pollutants;

•	potential liability from future litigation; and

•	other factors discussed in “Item 3. Key Information — D. Risk Factors” of this annual report.

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

          The following table presents selected combined and consolidated financial and other data of Safe Bulkers, Inc. for each of the five years in the five year period ended December 31, 2011. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected combined and consolidated financial data of Safe Bulkers, Inc. is a summary of, is derived from, and is qualified by reference to, our audited combined and consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP.”

          Our audited consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheets at December 31, 2010 and 2011, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year Ended December 31,

	2007	2008	2009	2010	2011

	(In thousands of U.S. dollars except share data)
STATEMENT OF INCOME
Revenues	$172,057	$208,411	$168,400	$159,698	$172,036
Commissions	(6,209)	(7,639)	(3,794)	(2,678)	(3,128)

Net revenues	165,848	200,772	164,606	157,020	168,908

Voyage expenses	(179)	(273)	(577)	(610)	(1,987)
Vessel operating expenses	(12,429)	(17,615)	(19,628)	(23,128)	(26,066)
Depreciation	(9,583)	(10,614)	(13,893)	(19,673)	(23,637)
General and administrative expenses
Management fee to related party	(1,177)	(4,419)	(4,436)	(4,880)	(6,026)
Third party expenses	(2,477)	(3,626)	(2,610)	(2,138)	(2,463)
Early redelivery (cost)/income	(21,438)	(565)	74,951	132	207
Loss on asset purchase cancellations	—	—	(20,699)	—	—
Gain on sale of assets	112,360	—	—	15,199	—

Operating income	230,925	163,660	177,714	121,922	108,936

Interest expense	(8,225)	(16,392)	(10,342)	(6,423)	(5,250)
Other finance costs	(161)	(409)	(442)	(330)	(1,055)
Interest income	1,290	1,492	2,164	2,627	1,046
Loss on derivatives	(704)	(19,509)	(4,416)	(8,164)	(12,491)
Foreign currency (loss)/gain	(13,759)	(9,500)	838	281	(799)
Amortization and write-off of deferred finance charges	(166)	(131)	(106)	(266)	(653)

Net income	$209,200	$119,211	$165,410	$109,647	$89,734

Earnings per share, basic and diluted	$3.84	$2.19	$3.03	$1.73	$1.29
Cash dividends declared per share	$7.04	$3.83	$0.60	$0.60	$0.60
Weighted average number of shares outstanding, basic and diluted	54,500,000	54,500,889	54,510,587	63,300,466	69,463,093

	Year Ended December 31,

	2007	2008	2009	2010	2011

	(In thousands of U.S. dollars except share data)
OTHER FINANCIAL DATA
Net cash provided by operating activities	$278,506	$259,597	$211,338	$118,147	$107,189
Net cash provided by/(used in) investing activities	88,416	(148,223)	(191,863)	(131,709)	(125,889)
Net cash (used in)/provided by financing activities	(366,922)	(83,672)	(28,742)	60,136	(18,514)
Net increase/(decrease) in cash and cash equivalents	—	27,702	(9,267)	46,574	(37,214)

	Year Ended December 31,

	2007	2008	2009	2010	2011

	(In thousands of U.S. dollars except share data)
BALANCE SHEET DATA
Total current assets	$98,883	$88,086	$105,648	$104,276	$37,959
Total fixed assets	308,340	387,296	467,513	640,258	777,663
Other non-current assets	434	6,900	55,563	60,838	61,649
Total assets	407,657	482,282	628,724	805,372	877,271
Total current liabilities	43,984	70,863	65,551	52,983	51,673
Derivative liabilities	242	21,716	15,510	9,787	10,130
Long-term debt, net of current portion	306,267	413,483	420,994	467,070	465,805
Unearned revenue—Long-term	2,766	11,765	29,450	31,399	17,821
Total owners’/shareholders’ equity/(deficit)	54,398	(35,545)	97,219	244,133	331,842
Total liabilities and owners’/shareholders’ equity	407,657	482,282	628,724	805,372	877,271

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

SOME OF THE FOLLOWING RISKS RELATE PRINCIPALLY TO THE INDUSTRY IN WHICH WE OPERATE AND OUR BUSINESS IN GENERAL. OTHER RISKS RELATE PRINCIPALLY TO THE SECURITIES MARKET AND OWNERSHIP OF OUR COMMON STOCK. THE OCCURRENCE OF ANY OF THE EVENTS DESCRIBED IN THIS SECTION COULD SIGNIFICANTLY AND NEGATIVELY AFFECT OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS OR THE TRADING PRICE OF OUR COMMON STOCK.

Risks Inherent in Our Industry and Our Business

The international drybulk shipping industry is cyclical and volatile, and charter rates have decreased substantially since their highs in the middle of 2008; these factors may lead to further reductions and volatility in our charter rates, vessel values and results of operations.

The drybulk shipping industry is cyclical with attendant volatility in charter rates, vessel values and profitability. Because we charter some of our vessels pursuant to short-term time charters, we may be exposed to changes in spot market and short-term time charter rates for drybulk carriers and such changes may affect our earnings and the value of our drybulk carriers at any given time. At February 25, 2012, 15 of our 20 drybulk vessels were deployed or scheduled to be deployed on period time charters of more than three months term. If low charter rates in the drybulk market prevail during periods when we must replace our existing charters, it will have an adverse effect on our revenues, profitability, cash flows and our ability to comply with the financial covenants in our loan and credit facilities. In addition, we have contracted to acquire nine newbuilds scheduled to be delivered through 2014, six of which do not currently have contracted charters. We may be unable to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or pay any dividends.

The factors affecting the supply and demand for drybulk vessels are outside of our control and are difficult to predict with confidence. As a result, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

•	demand for and production of drybulk products;

•	global and regional economic and political conditions;

•	environmental and other regulatory developments;

•	the distance drybulk cargoes are to be moved by sea; and

•	changes in seaborne and other transportation patterns.

Factors that influence the supply of vessel capacity include:

•	the size of the newbuilding orderbook;

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

The drybulk carrier charter market is very volatile, remains significantly below its historical high in 2008, and in the recent past has reached near historical lows, which has and may continue to adversely affect our revenues, earnings and profitability and our ability to comply with our loan covenants.

The revenues, earnings and profitability of companies in our industry are affected by the charter rates that can be obtained in the market, which is volatile and has experienced significant declines since its highs in the middle of

2008. For example, the Baltic Drybulk Index, or “BDI,” declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94% within a single calendar year. During 2011, the BDI remained volatile, reaching a low of 1,043 on February 4, 2011 and a high of 2,173 on October 14, 2011. On February 3, 2012, BDI dropped to a 26-year low of 647, owing to a combination of both weak vessel demand and further increases in supply. The decline and volatility in charter rates in the drybulk market also affects the value of our drybulk vessels, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

A negative change in global economic conditions especially in the United States, the European Union or the Asian region, which includes countries like China, Japan or India, could reduce drybulk trade and demand, which could reduce charter rates and have a material adverse effect on our business, financial condition and results of operations.

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

The market supply of drybulk vessels has been increasing, and the number of drybulk vessels on order as of January 31, 2012, was approximately 21.0% for Panamax class vessels, 80.7% for Post-Panamax class vessels and 21.8% for Capesize class vessels of the then-existing global drybulk fleet in terms of deadweight tons (“dwt”), with the majority of new deliveries expected mainly during 2012. As a result, the drybulk fleet continues to grow. An oversupply of drybulk vessel capacity will likely result in a reduction of charter hire rates. We will be exposed to changes in charter rates with respect to our existing fleet and our remaining newbuilds depending on the ultimate growth of the global drybulk fleet. If we cannot enter into period time charters on acceptable terms, we may have to secure charters in the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. Seven vessels in our current fleet will be available for employment in the first half of 2012, and we have not yet arranged charters for one of our newbuild vessels scheduled to be delivered to us during 2012. In addition, a material increase in the net supply of drybulk vessel capacity without corresponding growth in drybulk vessel demand could have a material adverse effect on our fleet utilization and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition and results of operations.

The market values of our vessels may decrease, which could cause us to breach covenants in our credit and loan facilities, and could have a material adverse effect on our business, financial condition and results of operations.

Our credit and loan facilities, which are secured by mortgages on our vessels, require us to comply with collateral coverage ratios and satisfy certain financial and other covenants, including those that are affected by the market value of our vessels. The market value of drybulk vessels has generally experienced high volatility. The market prices for secondhand and newbuild drybulk vessels in the recent past have declined from higher to lower levels within a short period of time. The market value of our vessels fluctuates depending on a number of factors, including:

•	general economic and market conditions affecting the shipping industry;

•	prevailing level of charter rates;

•	competition from other shipping companies;

•	configurations, sizes and ages of vessels;

•	cost of newbuilds;

•	governmental or other regulations; and

•	technological advances.

We were in compliance with our covenants as of December 31, 2010 and December 31, 2011. If the market value of our vessels or newbuilds declines, we may breach some of the covenants contained in our credit and loan facilities. If we do breach such covenants and we are unable to remedy or our lenders refuse to waive the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities. As a result of cross-default provisions contained in our loan agreements, this could in turn lead to additional defaults under our loan agreements and the consequent acceleration of the indebtedness thereunder and the commencement of similar foreclosure proceedings by other lenders. If our indebtedness were accelerated in full or in part, it would be difficult for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to continue our business.

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

The operation of any vessel includes risks such as weather conditions, mechanical failure, collision, fire, contact with floating objects, cargo or property loss or damage and business interruption due to political circumstances in foreign countries, piracy, terrorist attacks, armed hostilities and labor strikes. Such occurrences could result in death or injury to persons, loss, damage or destruction of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates and damage to our reputation and customer relationships generally. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden and parts of Indian Ocean. If these attacks and other disruptions result in areas where our vessels are deployed being characterized by insurers as “war risk” zones or Joint War Committee “war, strikes, terrorism and related perils” listed areas, as parts of Indian Ocean currently is, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult or impossible to obtain. In addition, there is always the possibility of a marine disaster, including oil spills and other environmental damage. Although our vessels carry a relatively small amount of the oil used for fuel (“bunkers”), a spill of oil from one of our vessels or losses as a result of fire or explosion could be catastrophic under certain circumstances.

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

The ability and willingness of each of our counterparties to perform its obligations under a period time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. If we enter into period time charters with charterers when charter rates are high and charter rates subsequently fall significantly, charterers may seek to renegotiate financial terms. Additionally, charterers may attempt to bring claims against us based on vessel performance or cargo loading or unloading operations, seeking to renegotiate financial terms or avoid payments. Also, our charterers may experience financial difficulties due to prevailing economic conditions or for other reasons, and as a result may default under our period time charters. During depressed drybulk market conditions, there have been numerous reports of charterers renegotiating their charters or defaulting on their obligations thereunder. While we have not experienced a default by a charterer during the past three years, we have agreed to certain early redeliveries at the request of charterers. See “Operating and Financial Review and Prospects.” If a charterer defaults on a charter, we will seek the remedies available to us, which may include arbitration or litigation to enforce the contract, although such efforts may not be successful. Should a charterer default on a period time charter, we may have to enter into a charter at a lower charter rate, which would reduce our revenues. If we cannot enter into a new period time charter, we may have to secure a charter in the spot market, where charter rates are volatile and revenues are less predictable. It is also possible that we would be unable to secure a charter at all, which would also reduce our revenues, and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We depend upon a limited number of customers for a large part of our revenues and the loss of one or more of these customers could have a material adverse effect on our business, financial condition and results of operations.

We expect to derive a significant part of our revenues from a limited number of customers. During the year ended December 31, 2011, approximately 66.1 % of our revenues were derived from two charterers, namely Daiichi Chuo Kisen Kaisha and Kawasaki Kisen Kaisha, with each one accounting for more than 10% of total revenues. We could lose a customer for many different reasons, including:

•	failures of the customer to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer’s termination of its charters because of our non-performance, including serious deficiencies with the vessels we provide to that customer or prolonged periods of off-hire; or

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

We intend to grow our business through the acquisition of our contracted newbuilds and we may make selective acquisitions of additional vessels. Our future growth will primarily depend on our ability to locate and acquire suitable additional vessels, enlarge our customer base, operate and supervise any newbuilds we may order and obtain required debt or equity financing on acceptable terms. We have contracted to acquire nine newbuilds scheduled to be delivered through 2014.

A delay in the delivery to us of any such vessel, or the failure of the shipyard to deliver a vessel at all, could cause us to breach our obligations under a related charter and could adversely affect our earnings. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

A shipyard could fail to deliver a newbuild on time or at all because of:

•	work stoppages or other hostilities, political or economic disturbances that disrupt the operations of the shipyard;

•	quality or engineering problems;

•	bankruptcy or other financial crisis of the shipyard;

•	a backlog of orders at the shipyard;

•	disputes between the Company and the shipyard regarding contractual obligations;

•	weather interference or catastrophic events, such as major earthquakes or fires;

•	our requests for changes to the original vessel specifications or disputes with the shipyard; or

•	shortages of or delays in the receipt of necessary construction materials, such as steel, or equipment, such as main engines, electricity generators and propellers.

In addition, we may seek to terminate a newbuild contract due to market conditions, financing limitations or other reasons. The outcome of contract termination negotiations may require us to forego deposits on construction and pay additional cancellation fees. In addition, where we have already arranged a future charter with respect to the terminated newbuild contract, we may incur liabilities to such charter counterparty depending on the terms of such charter.

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

As of February 25, 2012, the vessels in our current fleet had an average age of 4.0 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations will be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

If we are unable to obtain additional secured indebtedness, we may default on our commitments relating to our contracted newbuilds, and we may not be able to finance our future fleet expansion program, which would have a material adverse effect on our business, financial condition and results of operations.

The net remaining unpaid balance of the contract prices for our nine newbuilds was $245.4 million as of February 25, 2012. We anticipate that our primary sources of funds to satisfy these commitments will be from existing cash and time deposits, operating cash surplus and existing undrawn loan commitments. As of February 25, 2012, the company has seven newbuild vessels unencumbered and a $50 million long-term floating rate note facility against which additional loan and credit facilities can be drawn. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. Significant contraction, de-leveraging and reduced liquidity in credit markets worldwide is reducing the availability and increasing the cost of credit. To the extent that we are unable to enter into new credit facilities and obtain such additional secured indebtedness on terms acceptable to us, we will need to find alternative financing. If we are unable to find alternative financing, we will not be capable of funding all of our commitments for capital expenditures relating to our contracted newbuilds. A failure to fulfill our commitments generally results in a forfeiture of the advance we paid to the shipyard with respect to the contracted newbuild and a write-off of expenses capitalized, which together amounted to $122.3 million as of December 31, 2011. In addition, we may also be liable for other damages for breach of contract. Examples of such liabilities could include payments to the shipyard for the difference between the forfeited advance and the amount that remains to be paid by us if the shipyard cannot locate a third-party buyer that is willing to pay an amount equal to the difference or compensatory payments by us to charter parties with whom we have entered into charters with respect to the contracted newbuilds. Such events, if they occurred, would adversely affect our business, financial condition and results of operation.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our ability to operate our vessels profitably.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of February 25, 2012, the average age of the vessels in our current fleet was 4.0 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers.

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

We generate substantially all of our revenues in U.S. dollars, but in 2011 we incurred approximately 22.88% of our vessel operating expenses in currencies other than the U.S. dollar, of which 57.92% was denominated in euro amounts. Although as of December 31, 2011, all of our indebtedness and the vast majority of the amounts due under our newbuild contracts were denominated in U.S Dollars, we have also entered into shipbuilding contracts whereby part of the contract price is payable in Japanese yen. In addition, certain of our existing credit facilities allow us to convert the outstanding loan amount or any part thereof into currencies other than the U.S. dollar. Also, in the future, we may enter into new credit facilities or newbuild contracts that are denominated in or permit conversion into currencies other than the U.S. dollar. The use of different currencies could lead to fluctuations in our net income due to changes in the value of the U.S. dollar relative to other currencies, in particular the euro and the Japanese yen. We have not hedged our currency exposure, and, as a result, our results of operations and financial condition, denominated in U.S. dollars, and our ability to pay dividends could suffer.

Restrictive covenants in our existing credit facilities impose, and any future credit facilities will impose, financial and other restrictions on us, and any breach of these covenants could result in the acceleration of our indebtedness and foreclosure on our vessels.

Our existing credit facilities impose, and any future credit facility will impose, operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit our ability to, among other things, and subject to exceptions set forth in such credit facility:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend;

•	enter into certain long-term charters;

•	incur additional indebtedness, including through the issuance of guarantees;

•	change the flag, class or management of the vessel mortgaged under such facility or terminate or materially amend the management agreement relating to such vessel;

•	create liens on their assets;

•	make loans;

•	make investments;

•	make capital expenditures;

•	undergo a change in ownership or control or permit a change in ownership and control of our Manager;

•	sell the vessel mortgaged under such facility; and

•	permit our chief executive officer to change.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours, and we cannot guarantee that we will be able to obtain our lenders’ permission when needed. This may limit our ability to pay dividends to our stockholders, finance our future operations or pursue business opportunities.

Certain of our existing credit facilities require our subsidiaries to maintain financial ratios and satisfy financial covenants. Depending on the credit facility, certain of our subsidiaries are subject to financial ratios and covenants requiring that these subsidiaries:

•

ensure that the market value of the vessel mortgaged under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below 110% to 120%, as applicable, of the outstanding amount of the loan;

•

ensure that outstanding amounts in currencies other than the U.S. dollar do not exceed 100% or 110%, as applicable, of the U.S. dollar equivalent amount specified in the relevant credit agreement for the applicable period by, if necessary, providing cash collateral security in an amount necessary for the outstanding amounts to meet this threshold;

•	maintain a cash collateral deposit or minimum cash balance per vessel with the respective lender; and

•	ensure that we comply with certain financial covenants under the guarantees described below.

In addition, under guarantees we have entered into with respect to certain of our subsidiaries’ existing credit facilities, we are subject to financial covenants. Depending on the guarantee, these financial covenants include the following:

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

•	maintenance of minimum free liquidity of $500,000 on deposit with the relevant lender on a per vessel basis; and

•	payment of dividends is subject to no event of default having occurred.

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

The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and available sources of liquidity, (ii) decisions in relation to our growth strategies,

(iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in our existing and future debt instruments, and (v) global financial conditions. Dividends might not be paid in the future.

There may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends based upon, among other things:

•	the rates we obtain from our charters as well as the rates obtained upon the expiration of our existing charters;

•	the level of our operating costs;

•	the level of our general and administrative costs;

•	the number of unscheduled off-hire days and the timing of, and number of days required for, scheduled drydocking of our ships;

•	vessel acquisitions and related financings;

•	restrictions in our loan and credit facilities and in any future debt facilities;

•	prevailing global and regional economic and political conditions;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	the amount of cash reserves established by our board of directors; and

•	restrictions under Marshall Islands and Liberian law.

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

The laws of the Republic of Liberia and of the Republic of The Marshall Islands, where our vessel-owning subsidiaries are incorporated, generally prohibit the payment of dividends other than from surplus or net profits, or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. Our subsidiaries may not have sufficient funds, surplus or net profits to make distributions to us. In addition, under guarantees we have entered into with respect to certain of our subsidiaries’ existing credit facilities, we are subject to financial and other covenants, which may limit our ability to pay dividends. We also may not have sufficient surplus or net profits in the future to pay dividends.

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

We are a holding company and our subsidiaries, which are all wholly-owned by us, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, and the laws of the Republic of Liberia and of the Republic of The Marshall Islands, where our vessel-owning subsidiaries are incorporated, which regulate the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.

We depend on our Manager to operate our business and our business could be harmed if our Manager failed to perform its services satisfactorily.

Pursuant to our management agreement, as amended, (the “Management Agreement”) our Manager provides us with our executive officers and with technical, administrative and commercial services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance, financial services and office space). Our operational success depends significantly upon our Manager’s satisfactory performance of these services. Our business would be harmed if our Manager failed to perform these services satisfactorily. In addition, if the Management Agreement were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our Management Agreement.

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

Pursuant to our Management Agreement, we pay our Manager a fee of $700 per day per vessel for providing commercial, technical and administrative services and a fee of 1.25% on gross freight, charter hire, ballast bonus and demurrage. In addition, we pay our manager certain commissions and fees with respect to vessel purchases, sales and newbuilds. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain public company expenses such as directors and officers’ liability insurance, legal and accounting fees and other similar third party expenses, which are reimbursed by us. The management fees can be adjusted annually on May 29 of each year, the anniversary of our entry into the Management Agreement. The management fees are payable whether or not our vessels are employed, and regardless of our profitability, and we have no ability to require our Manager to reduce the management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations.

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

Our chief executive officer, Polys Hajioannou, controls our Manager. Polys Hajioannou, together with his family, also controls Vorini Holdings Inc., which owns approximately 64.64% of our outstanding common stock. These relationships could create conflicts of interest between us, on the one hand, and our Manager, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies affiliated with our Manager or our chief executive officer. To the extent we elect not to exercise our right of first refusal with respect to any drybulk vessel that may be acquired by companies affiliated with our chief executive officer, such companies could acquire and operate such drybulk vessels under the management of our Manager in competition with us. Although under our Management Agreement our Manager will be required to first provide us any chartering opportunities in the drybulk sector, our Manager is not prohibited from giving preferential treatment in other areas of its management to vessels that are beneficially owned by related parties. These conflicts of interest may have an adverse effect on our business, financial condition and results of operations.

Our business depends upon certain employees who may not necessarily continue to work for us; if such employees were no longer to be affiliated with us, our business, financial condition and results of operation could suffer.

Our future success depends, to a significant extent, upon our chief executive officer, Polys Hajioannou, and certain other members of our senior management and of our Manager. Polys Hajioannou has substantial experience in the drybulk shipping industry and for 25 years has worked with us, our Manager and its predecessor. He and other members of our senior management and of our Manager manage our business and their performance is crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us or our Manager, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition could suffer. We do not intend to maintain “key man” life insurance on any of our executive officers.

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

Our vessels call on ports located in Iran and Syria which are identified by the United States government as state sponsors of terrorism and are subject to United States export controls, which could be viewed negatively by investors and adversely affect the trading price of our common stock.

From time to time, vessels in our fleet have called and/or may call on ports located in countries identified by the United States government as state sponsors of terrorism and subject to United States export controls. From January 1, 2005 through December 31, 2011, vessels in our fleet have made 20 calls to ports in Iran and three calls to ports in Syria out of a total of 1,880 calls on worldwide ports. Iran and Syria are identified by the United States government as state sponsors of terrorism. Although these designations and controls do not prevent our vessels from making calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our common stock. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Additionally, the United States government imposes economic sanctions that may be applied in certain circumstances to non-United States entities conducting transactions involving targeted countries and their governments. United States sanctions have been imposed on Iran and Syria, among other countries in which our vessels may make port calls. Although we believe that currently existing United States sanctions laws do not apply to our activities, these laws and related regulations are subject to frequent change and evolving interpretation by United States governmental authorities. It is possible that these sanctions may change in the future or United States governmental authorities may take an interpretation that is adverse to us. If we become subject to such sanctions, a violation of these laws and related regulations could subject us to fines, penalties and other sanctions.

We are incorporated in the Republic of The Marshall Islands, which does not have a well-developed body of corporate law; therefore, you may have more difficulty protecting your interests than stockholders of a U.S. corporation.

Our corporate affairs are governed by our articles of incorporation, our bylaws and by The Marshall Islands Business Corporations Act, or the “BCA.” The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of The Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of The Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. The rights of stockholders of companies incorporated in the Republic of The Marshall Islands may differ from the rights of stockholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Republic of The Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a more substantial body of case law in the corporate law area.

It may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are incorporated under the laws of the Republic of The Marshall Islands, and our business is operated primarily from our offices in Athens, Greece. In addition, a majority of our directors and officers are or will be non-residents of the United States, and all of our assets and a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under the securities laws or otherwise. You may also have difficulty enforcing, both within and outside of the United States, judgments you may obtain in the United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. There is also substantial doubt that the courts of the Republic of The Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.

Risks Relating to Our Common Stock

Vorini Holdings Inc., our principal stockholder, controls the outcome of matters on which our stockholders are entitled to vote and its interests may be different from yours.

Vorini Holdings Inc., which is controlled by our chief executive officer, Polys Hajioannou and his family, owns approximately 64.64% of our outstanding common stock. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of this stockholder may be different from yours.

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

We filed a shelf registration statement on Form F-3 with the SEC on October 8, 2009, which became effective on November 12, 2009. We may use this registration statement to issue up to an aggregate public offering price of $300.0 million of additional common or preferred stock, warrants or subscription rights. In March 2010, under this registration statement, we issued and sold 10,350,000 shares of common stock in a public offering. Concurrently with this public offering, we issued and sold 1,000,000 shares of common stock to Vorini Holdings Inc. in a private placement. The gross proceeds of the March 2010 public offering and private placement were $79.45 million. In April 2011, under this registration statement, we issued and sold 5,000,000 shares of common stock in a public offering. The gross proceeds of the April 2011 public offering were $42 million. In the future, we may use the registration statement to issue up to an aggregate public offering price of $178.55 million of additional shares of common or preferred stock, warrants or subscription rights.

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

Tax Risks

In addition to the following risk factors, you should read “Item 10. Additional Information—E. Tax Considerations—Marshall Islands Tax Considerations,” “Item 10. Additional Information—E. Tax Considerations—Liberian Tax Considerations,” and “Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations” for a more complete discussion of expected material Marshall Islands, Liberian and United States federal income tax consequences of owning and disposing of our common stock.

We may earn shipping income that will be subject to United States income tax, thereby reducing our cash available for distributions to you.

Under United States tax rules, 50% of our gross income attributable to shipping that begins or ends in the United States will be subject to a 4% United States federal income tax (without allowance for deductions). The amount of this income may fluctuate, and we will not qualify for any exemption from this United States tax. Many of our charters contain provisions that obligate the charterers to reimburse us for this 4% United States tax. To the extent we are not actually reimbursed by our charterers, the 4% United States tax will decrease our cash that is available for dividends.

For a more complete discussion, see the section entitled “Item 10. Additional Information—Tax Considerations—E. United States Federal Income Tax Considerations—Taxation of Our Shipping Income.”

United States tax authorities could treat us as a “passive foreign investment company,” which could have adverse United States federal income tax consequences to United States holders.

A non-United States corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (a) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (b) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” United States stockholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. In particular, United States holders who are individuals would not be eligible for the 15% tax rate on qualified dividends.

Based on our current operations and anticipated future operations, we believe that it is more likely than not that we currently will not be treated as a PFIC. In this regard, we intend to treat gross income we derive or are deemed to derive from our period time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our period time chartering activities should not constitute “passive income,” and that the assets we own and operate in connection with the production of that income do not constitute passive assets.

There are legal uncertainties involved in this determination. A recent case decided by the United States Court of Appeals for the Fifth Circuit held that, contrary to the position of the United States Internal Revenue Service or the “IRS” in that case, and for purposes of a different set of rules under the Internal Revenue Code of 1986, or the “Code,” income received under a period time charter of vessels should be treated as rental income rather than services income. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our period time chartering activities would be treated as rental income, and we would probably be a PFIC. In recent guidance, however, the IRS stated that it disagreed with the holding in the Fifth Circuit case, and specified that income from period time charters should be treated as services income. In light of these authorities, the IRS or a United States court may not accept the position that we are not a PFIC, and there is a risk that the IRS or a United States court could determine that we are a PFIC. Moreover, we may not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders will face adverse United States tax consequences. See “Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations—United States Federal Income Taxation of United States Holders” for a more comprehensive discussion of the United States federal income tax consequences to United States stockholders if we are treated as a PFIC.

If the regulations regarding the exemption from Liberian taxation for non-resident corporations issued by the Liberian Ministry of Finance were found to be invalid, the net income and cash flows of our Liberian subsidiaries and therefore our net income and cash flows would be materially reduced.

The majority of our vessel-owning subsidiaries is incorporated under the laws of the Republic of Liberia. The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the “New Act”) which does not distinguish between the taxation of “non-resident” Liberian corporations, such as our subsidiaries, which conduct no business in Liberia and were wholly exempt from taxation under the income tax law previously in effect since 1977, and “resident” Liberian corporations which conduct business in Liberia and are, and were under the prior law, subject to taxation.

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

Over the past 17 years under the leadership of Polys Hajioannou, we have renewed our fleet by selling eleven drybulk vessels during periods of what we viewed as favorable secondhand market conditions and contracting to acquire 40 drybulk newbuilds. Also under his leadership, we have expanded the classes of drybulk vessels in our fleet and the aggregate carrying capacity of our fleet has grown from 146,000 deadweight tons in 1995 to 1,886,400 dwt currently. The quality and size of our current fleet, together with our long-term relationships with several of our charter customers, are, we believe, the results of our long-term strategy of maintaining a young, high quality fleet, our broad knowledge of the drybulk industry and our strong management team. In addition to benefiting from the experience and leadership of Polys Hajioannou, we also benefit from the expertise of our Manager which, along with its predecessor, has specialized in drybulk shipping since 1965, providing services to over 35 drybulk vessels. A number of our Managers’ key management and operational personnel have been continuously employed with Safety Management and its predecessor company for over 25 years. In June 2008, we completed an initial public offering of our common stock in the United States and our common stock began trading on the New York Stock Exchange. We maintain our offices at 30-32 Avenue Karamanli, P.O. Box 70837, 16605 Voula, Athens, Greece. Our telephone number at that address is 011-30-210-899-4980. Our registered address in the Republic of The Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of The Marshall Islands, Inc.

B.	Business Overview

We are an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest consumers of marine drybulk transportation services. As of February 25, 2012, we had a fleet of 20 drybulk vessels, with an aggregate carrying capacity of 1,886,400 dwt and an average age of 4.0 years, making us one of the world’s youngest fleets of Panamax, Kamsarmax, Post-Panamax and Capesize class vessels. Our fleet is expected to grow through 2014 as the result of the delivery of nine further contracted newbuilds, comprised of three Panamax class vessels, three Kamsarmax class vessels, two Post-Panamax class vessels and one Capesize class vessel. Upon delivery of the last of our contracted newbuilds, our fleet will be comprised of 29 vessels, having an aggregate carrying capacity of 2,709,600 dwt.

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

General

As of February 25, 2012 our fleet comprised 20 vessels, of which five are Panamax class vessels, three are Kamsarmax class vessels, ten are Post-Panamax class vessels and two are Capesize class vessels, with an aggregate carrying capacity of 1,886,400 dwt and an average age of 4.0 years. Assuming delivery of the last of our contracted newbuilds in 2014, our fleet will be comprised of eight Panamax class vessels, six Kamsarmax class vessels, 12 Post-Panamax class vessels and three Capesize class vessels, and the aggregate carrying capacity of our 29 vessels will be 2,709,600 dwt. As of February 25, 2012, the average remaining duration of the charters for our existing fleet was 2.73 years.

The majority of vessels in our fleet have sister ships with similar specifications in our existing or newbuild fleet. We believe using sister ships provides cost savings because it facilitates efficient inventory management and allows for the substitution of sister ships to fulfill our period time charter obligations.

Our Fleet and Newbuilds

The table below presents additional information with respect to our drybulk vessel fleet, including our newbuilds, and its deployment as of February 25, 2012.

Vessel Name	Dwt	Year Built (1)	Country of Construction	Charter Type	Charter Rate (2)	Commiss- ions (3)	Charter Period (4)	Sister Ship (5)

Current Fleet

Panamax

Maria	76,000	2003	Japan	Time	$20,250	3.50%	Apr. 2011 – Apr. 2014	A

Vassos	76,000	2004	Japan	Time	$29,000	1.25%	Nov. 2008 – Oct. 2013	A

Katerina	76,000	2004	Japan	Time	$20,000	3.375%	Feb. 2011 – Feb. 2014	A

Maritsa	76,000	2005	Japan	Time	$26,727	1.25%	Apr. 2011 – Mar. 2015	A

Efrossini	75,000	2012	Japan	Spot	$5,950	5.50%	Feb. 2012 – Apr. 2012

Kamsarmax

Pedhoulas Merchant	82,300	2006	Japan	Time	$18,350	3.50%	Aug. 2011 – Aug. 2013	B

Pedhoulas Trader	82,300	2006	Japan	Time (6)	$69,000	1.00%	Aug. 2008 – Jul. 2009	B
					$56,500		Aug. 2009 – Jul. 2010
					$42,000		Aug. 2010 – Jul. 2011
					$20,000		Aug. 2011 – Jul. 2013
				Time (7)	BPI + 6.5%	3.50%	Aug. 2013 – Jul. 2015

Pedhoulas Leader	82,300	2007	Japan	Spot	$17,600	4.75%	Jan. 2012 – Mar. 2012	B

Post-Panamax

Stalo	87,000	2006	Japan	Time	$34,160	1.25%	Mar. 2010 – Feb. 2015	C

Marina	87,000	2006	Japan	Time	$19,500	1.25%	Dec. 2011 – Dec. 2013	C

Sophia	87,000	2007	Japan	Time	$34,720	1.25%	Oct. 2008 – Sep. 2013	C

Eleni	87,000	2008	Japan	Time	$34,160	1.25%	Apr. 2010 – Mar. 2015	C

Martine	87,000	2009	Japan	Time	$40,500	1.25%	Feb. 2009 – Feb. 2014	C

Andreas K	92,000	2009	South Korea	Time	$15,250	3.75%	Nov. 2011 – Mar. 2012	D

Panayiota K	92,000	2010	South Korea	Time	$15,250	3.75%	Nov. 2011 – Apr. 2012	D

Venus Heritage	95,800	2010	Japan	Spot	$13,500	4.75%	Jan. 2012 – Mar.2012	E

Venus History	95,800	2011	Japan	Spot	$5,900	5.00%	Jan. 2012 – Mar. 2012	E

Venus Horizon	95,800	2012	Japan	Spot	$14,750 + ballast bonus	5.00%	Feb. 2012 – Apr. 2012	E

Capesize

Kanaris	178,100	2010	China	Time	$25,928	2.50%	Sep. 2011 – May 2031

Pelopidas	176,000	2011	China	Time	$38,000	1.00%	Jan. 2012 – Dec. 2021

Subtotal	1,886,400

New builds

Kamsarmax

Hull No.616	82,000	1H 2012	China	Time (8)	$13,250	4.75%	Apr. 2012 – Apr. 2014	F

Hull No.631	82,000	1H 2012	China	Time (9)	(BPI + 4%)-$1,000		Jun. 2012 – Apr 2013	F

Hull No.617	82,000	2H 2012	China					F

Panamax

Hull No.1659	76,600	2H 2013	Japan					G

Hull No.1154	76,000	1H 2014	China

Hull No.1660	76,600	1H 2014	Japan					G

Post-Panamax

Hull No. 2396	84,000	2H 2014	Japan					H

Hull No. 2397	84,000	2H 2014	Japan					H

Capesize

Hull No. 131	180,000	2H 2012	China	Time (10)	$24,810	1.25%	Oct. 2012 – Oct. 2022

Subtotal	823,200

TOTAL	2,709,600

(1)	For newbuilds, the dates shown reflect the expected delivery dates.
(2)	Quoted charter rates are gross charter rates. Gross charter rates are inclusive of commissions. Net charter rates are charter rates after the payment of commissions.
(3)

Commissions reflect payments made to third-party brokers or our charterers, and do not include the 1.25% fee payable on gross freight, charter hire, ballast bonus and demurrage to our Manager pursuant to our vessel management agreements with our Manager.

(4)

The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of February 25, 2012, scheduled start dates. Actual start dates and redelivery dates may differ from the scheduled start and redelivery dates depending on the terms of the charter and market conditions.

(5)	Each vessel with the same letter is a “sister ship” of each other vessel that has the same letter, and under certain of our charter contracts, may be substituted with its “sister ships.”
(6)	Charter agreement which provides for variable charter rates.
(7)	A period time charter with a forward delivery date in August of 2013 for a duration of 23 to 25 months, at a gross daily charter rate linked to the Baltic Panamax Index (“BPI”) plus a premium of 6.5%.
(8)	The charter agreement provides us with the option to nominate any of the three newbuild vessels Hulls 616, 617 or 631 for employment under this charter.
(9)

A period time charter with a forward delivery date in June of 2012 for a duration of 10 to 12 months, at a gross daily charter rate linked to the BPI plus a premium of 4%. Net daily charter rate payable will be reduced by an amount of $1,000. The charter agreement provides us with the option to nominate any of the three newbuild vessels Hulls 616, 617 or 631 for employment under this charter.

(10)

The charter agreement grants the charterer the option to extend the period time charter for an additional twelve months at a time, at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times. The charter agreement also grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the period time charter period, at a price of $39 million less 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year. Should the charterer decide to subsequently sell the vessel to a third party after exercising this purchase option, we have retained a right of first refusal to buy back the vessel.

From the beginning of 1995 through February 25, 2012, we have taken delivery of 31 newbuilds. As of February 25, 2012, we were contracted to take delivery of nine newbuilds, comprised of two Japanese-built Panamax class vessels, three Chinese-built Kamsarmax vessels, one Chinese-built Panamax class vessel, two Japanese-built Post-Panamax class vessels and one Chinese-built Capesize class vessel. As of February 25, 2012, our remaining capital expenditure requirements were $245.4 million, of which $106.3 million is payable in 2012, $39.9 million in 2013 and $99.2 million in 2014.

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

Our Customers

Since 2005 our customers have included over 30 national, regional and international companies, including Bunge, Cargill, Daiichi Chuo Kishen Kaisha, Intermare Transport G.m.b.H., Eastern Energy Pte. Ltd., NYK, NS United Kaiun Kaisha, Kawasaki Kisen Kaisha or their affiliates. During 2011, two of our charterers accounted for 66.10% of our revenues, namely Daiichi Chuo Kishen Kaisha and Kawasaki Kisen Kaisha, with each one accounting for more than 10% of total revenues. During 2010, three of our charterers accounted for 76.3% of our revenues, namely Daiichi Chuo Kishen Kaisha, Kawasaki Kisen Kaisha and Cargill, with each one accounting for more than 10% of total revenues. During 2009, two of our charterers accounted for 74.9% of our revenues, namely Daiichi Chuo Kishen Kaisha and Kawasaki Kisen Kaisha, with each one accounting for more than 10% of total revenue. We seek to charter our vessels primarily to charterers who intend to use our vessels without sub-chartering them to third parties. A prospective charterer’s financial condition and reliability are also important factors in negotiating employment for our vessels.

Management of Our Fleet

We have a management agreement pursuant to which our Manager provides us with technical, administrative, commercial and certain other services for an initial term of two years with automatic one-year renewals for an additional eight years, during which the management fees can be adjusted every year upon agreement between us and our Manager. The management agreement can be terminated if we provide notice of non-renewal 12 months prior to the end of the then-current term. The initial two year term expired on May 28, 2010. We have not provided notice of termination to our Manager. Our arrangements with our Manager and its performance are reviewed by our board of directors. Our chief executive officer, president, chief financial officer and chief operating officer, collectively referred to in this annual report as our “executive officers,” provide strategic management for our company and also supervise the management of our day-to-day operations by our Manager. Our Manager reports to us and our board of directors through our executive officers.

In return for providing such services our Manager receives a management fee of $700 per day per vessel. In return for chartering services rendered to us, our Manager also receives a fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel. Our Manager also receives a commission of 1.0% based on the contract price of any vessel bought or sold by it on our behalf, including the acquisition of each of our contracted newbuilds. We also pay our Manager a flat supervision fee of $550,000 per newbuild, of which 50% is payable upon the signing of the relevant supervision agreement, and 50% upon successful completion of the sea trials of each newbuild, which we capitalize, for the on-premises supervision by selected engineers and others on the Manager’s staff of newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise.

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

Competition

We operate in highly competitive markets that are based primarily on supply and demand. Our business fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We believe we differentiate ourselves from our competition by providing young, modern vessels with advanced designs and technological specifications. As of February 25, 2012 our fleet had an average age of 4.0 years compared to an industry average of approximately 11.7 years. Upon delivery of our contracted newbuilds, the majority of our fleet will have been built in Japanese shipyards, which we believe provides us with an advantage in attracting large, well-established customers, including Japanese customers.

The drybulk sector is characterized by relatively low barriers to entry, and ownership of drybulk vessels is highly fragmented. In general, we compete with other owners of Panamax class or larger drybulk vessels for charters based upon price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel.

Crewing and Shore Employees

Our management team consists of our chief executive officer, president, chief financial officer and chief operating officer, all of whom are provided by our Manager. In addition, we employ a legal representative for our office in Greece. Our Manager is responsible for the technical management of our fleet and therefore also handles the recruiting, either directly or through crewing agents, of the senior officers and all other crew members for our vessels. As of December 31, 2011, approximately 387 people served on board the vessels in our fleet, and our Manager employed approximately 47 people on shore.

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

While our insurance coverage for our drybulk vessel fleet is in amounts that we believe to be prudent to protect us against normal risks involved in the conduct of our business and consistent with standard industry practice, our

Manager may not be able to maintain this level of coverage throughout a vessel’s useful life. Furthermore, all risks may not be adequately insured against, any particular claim may not be paid and adequate insurance coverage may not always be obtainable at reasonable rates.

Hull and machinery insurance

Our marine hull and machinery insurance covers risks of partial loss or actual or constructive total loss from collision, fire, grounding, engine breakdown and other insured risks up to an agreed amount per vessel. Our vessels will each be covered up to at least their fair market value after meeting certain deductibles per incident per vessel. We also maintain increased value coverage for each of our vessels. Under this increased value coverage, in the event of the total loss of a vessel, we are entitled to recover amounts in excess of the total loss amount recoverable under our hull and machinery policy.

Protection and indemnity insurance

Protection and indemnity insurance is a form of mutual indemnity insurance provided by mutual marine protection and indemnity associations, or “P&I Associations,” formed by vessel owners to provide protection from large financial loss to one club member by contribution towards that loss by all members.

Protection and indemnity insurance covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew members, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Our coverage, except for pollution, will be unlimited. Furthermore, within this aggregate limit, club coverage is also limited to the amount of the member’s legal liability.

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

Although the P&I Associations compete with each other for business, they have found it beneficial to mutualise their larger risks among themselves through the International Group. This is known as the “Pool.” This pooling is regulated by a contractual agreement which defines the risks that are to be covered and how claims falling on the Pool are to be shared among the participants in the International Group. The Pool provides a mechanism for sharing all claims in excess of $8.0 million up to $60.0 million. For claims in excess of $60.0 million, the International Group purchases reinsurance from the commercial market of up to $2.06 billion per vessel per incident in excess of $60.0 million and additional overspill insurance of $1.0 billion in excess of $2.05 billion in respect of passengers and seamen, per vessel per incident.

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

In general, insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies (“IACS”). All of our vessels are certified as being “in class” by either Lloyd’s Register of Shipping or the American Bureau of Shipping, both of which are a members of IACS.

The following table lists the dates by which we expect to carry out the next drydockings and special surveys for the vessels in our current drybulk vessel fleet:

Vessel Name	Drydocking (1)	Special Survey (1)

Maria	April 2012	April 2013
Vassos	February 2013	February 2014
Katerina	May 2013	May 2014
Maritsa	January 2014	January 2015
Pedhoulas Merchant	March 2015	March 2016
Pedhoulas Trader	May 2015	May 2016
Pedhoulas Leader	February 2016	February 2017
Stalo	January 2015	January 2016
Marina	January 2015	January 2016
Sophia	June 2016	June 2012
Eleni	November 2012	November 2013
Martine	February 2013	February 2014
Andreas K	August 2013	August 2014
Kanaris	March 2014	March 2015
Panayiota K	April 2014	April 2015
Venus Heritage	December 2014	December 2015
Venus History	September 2015	September 2016
Pelopidas	November 2015	November 2016

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

Environmental and Other Regulations

General

Government regulation significantly affects the ownership and operation of our vessels. Our vessels are subject to international conventions and national, state and local laws and regulations in force in international waters and the countries in which they operate or are registered, including environmental protection requirements governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and the management of other contamination, air emissions, water discharges and ballast water. These laws and regulations include the International Convention for Prevention of Pollution from Ships, the International Convention for Safety of Life at Sea (“SOLAS”) and implementing regulations adopted by the International Maritime Organization (“IMO”), the European Union (“EU”) and other international, national and local regulatory bodies. They also include laws and regulations in the jurisdictions where our vessels travel and in the ports where our vessels call. In the U.S., the requirements include OPA 90, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Clean Water Act (“CWA”) and Clean Air Act (“CAA”), Compliance with these environmental protection requirements can impose significant cost and expense, including the cost of vessel modifications and implementation of certain operating procedures. Our fleet, however, is young and modern and complies with all current requirements and we do not anticipate incurring significant vessel modification expenditures in the current or subsequent fiscal year to comply with such requirements. Under our Management Agreement, our Manager has assumed technical management responsibility for our fleet, including compliance with all applicable government and other regulations. If the Management Agreement with our Manager terminates, we would attempt to hire another party to assume this responsibility. In the event of termination, we may be unable to hire another party to perform these and other services for a fixed fee, as is the case with our Manager. However, due to the nature of our relationship with our Manager, we do not expect our Management Agreement to be terminated early.

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

The International Maritime Organization

Our vessels are subject to standards imposed by the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted regulations to reduce pollution in international waters, both from accidents and routine operations, and has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, Annex III of the International Convention for the Prevention of Pollution from Ships (“MARPOL”) regulates the transportation of marine pollutants and imposes standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea.

In 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Annex VI became effective in 2005, and sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of marine fuels and allows for the establishment of Emission Control Areas (“ECAs”) with more stringent controls on sulfur emissions. An ECA for North America will take effect in 2012 and an ECA for the Caribbean will take effect in 2014. In 2008, the IMO Marine Environment Protection Committee adopted amendments to Annex VI regarding particulate matter, nitrogen oxides and sulfur oxide emissions. These amendments, which entered into force in 2010, are designed to reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. In addition, the European Union has established separate limitations on the sulfur content of marine fuels, and some European Union countries may be declared Emission Control Areas in the future, pursuant to Annex VI and its amendments. We have obtained International Air Pollution Prevention Certificates for all our vessels, and believe that maintaining compliance with the existing and known future Annex VI requirements will not have an adverse financial impact on the operation of our vessels. However, additional or new requirements, conventions, laws or regulations, including the adoption of additional ECAs, or other new or more stringent emissions requirements adopted by the IMO, the European Union, the United States or individual states, or other jurisdictions in which we operate, could require vessel modifications or otherwise increase the costs of our operations.

The IMO adopted vessel energy efficient requirements, which will take effect in 2013. The requirements will impose energy efficiency design on new vessels and require energy efficiency management plans for existing vessels. We do not expect these requirements to have a material effect on our operations.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the “Bunker Convention,” which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention also requires registered owners of ships over 1,000 gross tons to maintain insurance in specified amounts to cover their liability for relevant pollution damage. The Bunker Convention became effective on November 21, 2008. The IMO recently adopted a requirement that vessels traveling through the Antarctic region (waters south of latitude 60 degrees south) must use lower density fuel. We do not expect this requirement to affect our operations, which do not involve Antarctic travel.

The operation of our vessels is also affected by the requirements set forth in the ISM Code. The ISM Code requires vessel owners or any other person, such as a manager or bareboat charterer, who has assumed responsibility for the operation of a vessel from the vessel owner and on assuming such responsibility has agreed to take over all the duties and responsibilities imposed by the ISM Code, to develop and maintain an extensive SMS that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a “Safety Management Certificate” for each vessel they operate from the government of the vessel’s flag state. The certificate verifies that the vessel operates in compliance with its approved SMS. Currently, our Manager has the requisite documents of compliance and safety management certificates for each of the vessels in our fleet for which the certificates are required by the IMO. Our Manager is required to renew these documents of compliance and safety management certificates every five years. Compliance is externally verified on an annual basis for the Manager and between the second and third years for each vessel by the applicable flag state. Although all our vessels are currently ISM Code-certified, such certification may not be maintained by all our vessels at all times.

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

Effective July 31, 2009, the U.S. Coast Guard adopted regulations that adjust the limits of liability of responsible parties under OPA 90 to the greater of $1,000 per gross ton or $854,400 per non-tank vessel and established a procedure for adjusting the limits for inflation every three years. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. As a result of the oil spill in the Gulf of Mexico resulting from the explosion of the Deepwater Horizon drilling rig, bills have been introduced in the U.S. Congress to increase the limits of OPA liability for all vessels, including tanker vessels.

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

The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility and that the insurer or guarantor may only assert limited defenses. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may limit the availability of coverage required by the U.S. Coast Guard and could increase our costs of obtaining this insurance for our fleet, as well as the costs of our competitors that also require such coverage.

We currently maintain, for each of our vessels, oil pollution liability coverage insurance in the amount of $1.0 billion per incident. Although our vessels carry a relatively small amount of bunkers, a spill of oil from one of our vessels could be catastrophic under certain circumstances. We also carry hull and machinery protection and indemnity insurance to cover the risks of fire and explosion. Losses as a result of fire or explosion could be catastrophic under some conditions. While we believe that our existing insurance coverage is adequate, not all risks can be insured and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates. If the damages from a catastrophic spill exceeded our insurance coverage, the payment of those damages could have a severe, adverse effect on us and could possibly result in our insolvency.

OPA 90 requires the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel. These vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties. All of our vessels have U.S. Coast Guard-approved response plans.

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

The U.S. Clean Water Act

The CWA prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. It also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recently enacted OPA 90 and CERCLA, discussed above. The U.S. Environmental Protection Agency (“EPA”) regulates the discharge in U.S. ports of ballast water and other substances incidental to the normal operation of vessels. Under EPA regulations, commercial vessels greater than 79 feet in length are required to obtain coverage under the Vessel General Permit, or “VGP,” to discharge ballast water and other wastewater into U.S. waters by submitting a Notice of Intent, or “NOI.” The VGP requires vessel owners and operators to comply with a range of best management practices and reporting and other requirements for a number of incidental discharge types and incorporates current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements. We have submitted NOIs for our vessels operating in U.S. waters and will likely incur costs to meet the requirements of the VGP. In addition, various states have enacted legislation restricting ballast water discharges and the introduction of non-indigenous species considered to be invasive. These and any similar ballast water discharge restrictions enacted in the future could increase the costs of operating in the relevant waters.

The EPA recently released a draft of the 2013 VGP. The draft 2012 VGP would require most vessels to meet numeric ballast water discharge limits based on a staggered schedule based on the first dry docking after Jan. 1, 2014, or Jan. 1, 2016 (depending on vessel ballast capacity). The 2013 draft VGP would also impose more strict technology-based limits in the form of best management practices for discharges related to oil-to-sea interfaces and require routine inspections, monitoring, reporting, and recordkeeping. The requirements of the 2013 VGP could require vessel modifications, the installation of ballast treatment equipment, or otherwise increase the costs of our operations.

The U.S. Clean Air Act

In 2008, the U.S. ratified the amended Annex VI to the MARPOL Convention, addressing air pollution from ships, which went into effect in 2009. In December 2009, the EPA announced its intention to publish final amendments to the emission standards for new marine diesel engines installed on ships flagged or registered in the United States that are consistent with standards required under recent amendments to Annex VI of MARPOL. The new regulations include near-term standards that began in 2011 for newly built engines requiring more efficient use of engine technologies in use today and long-term standards beginning in 2016 requiring an 80 percent reduction in nitrogen oxide emissions below current standards. The CAA also requires states to adopt State Implementation Plans, or “SIPs,” designed to attain air quality standards. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. In addition, individual states, including California, have attempted to regulate vessel emissions within state waters. The California Air Resources Board also has recently adopted fuel content regulations that would apply to all vessels sailing within 24 nautical miles of the California coast and whose itineraries call for them to enter California ports, terminal facilities or estuarine waters. Our vessels typically do not enter California ports.

New or more stringent air emission regulations which may be adopted could require significant capital expenditures to retrofit vessels and could otherwise increase our operating costs.

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

The U.S. National Invasive Species Act (“NISA”) was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by vessels in foreign ports. Under NISA, the U.S. Coast Guard adopted regulations in July 2004 imposing mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the vessel or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. Mid-ocean ballast exchange is the primary method for compliance with the U.S. Coast Guard regulations, since holding ballast water can prevent vessels from performing cargo operations and alternative methods are still under development. The U.S. Coast Guard has proposed amendments to its ballast water management regulations that, if finalized, could set stricter discharge limits for various invasive species or lead to requirements for active treatment of ballast water. Several U.S. states, including Michigan and California, have adopted legislation or regulations relating to the permitting and management of ballast water discharges. Other states could adopt similar requirements that could increase the costs of operation in state waters.

In 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of January 31, 2012, the BWM Convention had been adopted by 33 states, representing 26.46% of the world’s tonnage. Each vessel in our current fleet has been issued a BWM plan Statement of Compliance by the classification society with respect to the applicable IMO regulations and guidelines.

If mid-ocean ballast exchange is made mandatory at the international level or if ballast water treatment requirements or options are instituted, significant capital expenditures to retrofit vessels and install ballast treatment equipment will be needed and our operating costs could increase.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, a new treaty may be adopted in the future that includes restrictions on shipping emissions. International and multinational bodies or individual countries also may adopt their own climate change regulatory initiatives. The IMO recently announced its intention to develop reduction measures for greenhouse gases from international shipping. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the United States, the EPA is considering a petition from the California Attorney General and a coalition of environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the Clean Air Act. These or other developments may result in regulations relating to the control of greenhouse gas emissions. Any passage of climate control legislation or other regulatory initiatives in the jurisdictions where we operate could entail financial impacts on our operations that we cannot predict with certainty at this time.

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

Safe Bulkers, Inc. is a holding company with 33 subsidiaries, 24 of which are incorporated in Liberia, eight of which are incorporated in the Republic of The Marshall Islands and one of which is incorporated in the Republic of Cyprus. Our subsidiaries are wholly-owned by us. A list of our subsidiaries as of February 25, 2012 is set forth in Exhibit 8.1 to this annual report.

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

Overview

Our business is to provide international marine drybulk transportation services by operating vessels in the drybulk sector of the shipping industry. As of February 25, 2012 our fleet consisted of 20 drybulk vessels, and we had newbuild contracts for an additional nine vessels with an aggregate capacity of 2,709,600 dwt. We deploy our vessels on a mix of period time and spot charters according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with period time charters, or to profit from attractive spot charter rates during periods of strong charter market conditions, or to maintain employment flexibility that the spot market offers during periods of weak time charter market conditions. As of February 25, 2012, 15 out of 20 vessels in our fleet were employed on period time charters. We believe our customers, some of which have been chartering our vessels or vessels of our predecessor for over 22 years, enter into period time and spot charters with us because of the quality of our young and modern vessels and our record of safe and efficient operations.

The average number of vessels in our fleet for the years ended December 31, 2009, 2010 and 2011 was 13.2, 14.6 and 16.4 respectively.

After delivery of our contracted newbuilds, our drybulk fleet will consist of 29 vessels and will have an aggregate carrying capacity of 2,709,600 dwt, assuming we do not acquire any additional vessels or dispose of any of our vessels.

Our Manager

Our operations are managed by our Manager, Safety Management Overseas S.A., under the supervision of our executive officers and our board of directors. Under our Management Agreement, our Manager provides us with technical, administrative and commercial services for an initial term that expired on May 28, 2010, with automatic one-year renewals for an additional eight years, at our option. Our Manager is controlled by Polys Hajioannou.

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

•

Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our ownership days during that period. Fleet utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special surveys. During the three years ended December 31, 2011, our average annual fleet utilization rate was approximately 99.22%. However, an increase in annual off-hire days could reduce our operating days, and therefore, our fleet utilization.

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

	Year Ended December 31,

	2009	2010	2011

	(In thousands of U.S. dollars except available days and time charter equivalent rate)
Time charter revenues	$168,400	$159,698	$172,036
Less commissions	3,794	2,678	3,128
Less voyage expenses	577	610	1,987

Time charter equivalent revenue	$164,029	$156,410	$166,921

Available days	4,795	5,296	5,976

Time charter equivalent rate	$34,208	$29,534	$27,932

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

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rates and daily vessel operating expenses for the periods indicated:

	Year Ended December 31,

	2009	2010	2011

Ownership days	4,817	5,326	5,992
Available days	4,795	5,296	5,976
Operating days	4,778	5,269	5,962
Fleet utilization	99.19%	98.93%	99.50%
TCE rates	$34,208	$29,534	$27,932
Daily vessel operating expenses	$4,075	$4,342	$4,350

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

Revenue is recognized as earned on a straight-line basis over the charter period in respect of charter agreements that provide for varying rates. The difference between the revenue recognized and the actual charter rate is recorded either as unearned revenue or accrued revenue (see “—Unearned Revenue” below). Commissions (address and brokerage), regardless of charter type, are always paid by us and are deferred and amortized over the related charter period and are presented as a separate line item in revenues to arrive at net revenues in the accompanying consolidated statements of income.

Revenues from our period time charters comprised 92.8%, 99.5% and 92.0% respectively, of our charter revenues for the years ended December 31, 2009, 2010 and 2011. The revenues from our spot charters comprised 7.2%, 0.5% and 8.0%, respectively, of our charter revenues for the years ended December 31, 2009, 2010 and 2011.

Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable than those on period time charters, but may enable us to capture increased profit margins during periods of high drybulk charter rates, although we are exposed to the risk of low drybulk charter rates, which may have a materially adverse impact on our financial performance. During periods of volatility or weak market conditions, period time charters of past periods may provide relatively stable cash flows, while spot time charters can provide employment flexibility. If we fix vessels on period time charters, future spot market rates may be higher or lower than those rates at which we have time chartered our vessels. We are constantly evaluating potential opportunities to increase the number of our drybulk vessels employed on period time charters, but only expect to enter into additional period time charters if we can obtain contract terms that satisfy our criteria.

Unearned Revenue

Unearned revenue as of December 31, 2011 includes: (i) cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date amounting to $4.1 million as of December 31, 2011 and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates amounting to $36.9 million, all of which will be recognized as revenue during the period from January 1, 2012 until March 1, 2015.

Unearned revenue as of December 31, 2010 includes: (i) cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date amounting to $4.7 million as of December 31, 2010 and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates amounting to $37.4 million, all of which would be recognized as revenue during the period from January 1, 2010 until March 1, 2015.

Commissions

We pay commissions currently ranging up to 5.5% on our period time and trip time charters, which are a type of spot charter, to unaffiliated ship brokers, other brokers associated with our charterers and to our charterers. These commissions are directly related to our revenues, from which they are deducted. We expect that the amount of our total commissions to unaffiliated ship brokers and other brokers associated with our charterers and our charterers will continue to grow as the size of our fleet grows and revenues increase following delivery of our nine remaining contracted newbuilds and as a result of additional vessel acquisitions. These commissions do not include fees we pay to our Manager, which are described under “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet.”

Voyage Expenses

We charter our vessels primarily through period time charters and trip time charters under which the charterer is responsible for most voyage expenses, such as the cost of bunkers, port expenses, agents’ fees, canal dues, extra war risks insurance and any other expenses related to the cargo. We are responsible for the remaining voyage expenses such as draft surveys, hold cleaning, bunkers during ballast period, postage and other minor miscellaneous expenses related to the voyage. We generally do not employ our vessels on voyage charters under which we would be responsible for all voyage expenses. We also record within voyage expenses the 4% United States federal tax we pay in respect of our U.S. source shipping income (imposed on gross income without the allowance for any deductions). In many cases, we recover these taxes from the charterers, and we record such recovered amounts within revenues.

Vessel Operating Expenses

Vessel operating expenses include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other minor miscellaneous items. We expect that crewing costs will continue to increase in the future due to the limited supply and increase in demand for well-qualified crew. In addition, we expect that insurance costs, drydocking and maintenance costs will increase as our vessels age. In addition, a portion of our vessel operating expenses, crew wages paid to our Greek crew members, are in currencies other than the U.S. dollar. These expenses may increase or decrease as a result of fluctuation of the U.S. dollar against these currencies.

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

For the years ended December 31, 2010 and 2011, we capitalized interest amounting to $315,084 and $1,471,785, respectively.

Under our Management Agreement with our Manager, for purchases of vessels including with respect to each of our nine remaining contracted newbuilds, we will pay our Manager a commission of 1.0% on the contract price of the relevant vessel for our Manager’s services in connection with finalizing the contract and arranging for various regulatory approvals. In addition, as of May 29, 2011, according to an agreement between us and our Manager, the flat supervision fee we pay our Manager was set to $550,000 per newbuild, of which 50% is payable upon the signing of the relevant supervision agreement, and 50% upon successful completion of the sea trials of each newbuild, for the on-premises supervision of all newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise. These amounts payable to our Manager are included as part of the vessel cost.

General and Administrative Expenses

General and administrative expenses consist of management fees paid to our Manager, which is a related party, in relation to management services offered, and expenses paid to third parties associated with us being a public company, which include the preparation of disclosure documents, legal and accounting costs, including costs related to compliance with the Sarbanes-Oxley Act of 2002, director and officer liability insurance costs and director compensation.

In connection with our initial public offering which was completed in June 2008, we entered into a two year initial term Management Agreement with our Manager, with automatic one-year renewals for an additional eight years. The fees were fixed for the initial two-year period at $575 per day and 1.0% on gross freight, charter hire, ballast bonus and demurrage and were to be adjusted thereafter every year by agreement between us and our Manager. The initial term of two years expired on May 28, 2010 and as of May 29, 2010, pursuant to an agreement between us and our Manager, the fee on gross freight, charter hire, ballast bonus and demurrage was readjusted to 1.25%. As of May 29, 2011, pursuant to an agreement between us and our Manager, the flat daily fee was readjusted to $700 per day per vessel from $575 per day.

In addition to the fees described above, we pay our Manager the commissions and fees with respect to vessel purchases and newbuilds described above in “—Vessels, Net” and the commissions with respect to vessel sales described below under “—Gain on Sale of Assets.” Such commissions and fees remained unchanged.

Although we have not, within the past seven years, deployed our vessels on bareboat charters and do not currently have any plans to deploy our vessels on bareboat charters, under our Management Agreement, we will also provide our Manager with a fee of $250 per day per vessel deployed on bareboat charters for providing commercial, technical and administrative services. We expect that the amount of our total management fees will increase following the delivery of our nine contracted newbuilds and as a result of additional vessel acquisitions.

Interest Expense and Other Finance Costs

We incur interest expense on outstanding indebtedness under our existing credit facilities, which we include in interest expenses. We also incurred financing costs in connection with establishing those facilities, which are capitalized and amortized over the period of the facility. The amortization of the finance costs is included in amortization and write-off of deferred finance charges. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing expenses.

Gain on Sale of Assets

In June 2009, we agreed to sell our oldest vessel, the Panamax class Efrossini (which is hereinafter called “Old Efrossini”, as we currently own another vessel with the same name), which was delivered to her new owners on January 7, 2010. The gain from the sale of this vessel amounted to $15.2 million, which was recorded as gain on sale of assets during the year ended December 31, 2010. In connection with the sale of Old Efrossini, we paid our Manager a commission of 1.0% of the sale price of the vessel. Under our Management Agreement, we are required to pay our Manager a commission of 1.0% of the sale price of a vessel for any future vessel sales.

No gain on sale of assets was recorded in the other periods presented.

Early Redelivery Income, Net

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

On March 15, 2009, we took early redelivery of the Old Efrossini, instead of on January 8, 2011. The respective charterer paid cash compensation of $25.5 million, net of commissions. An amount of $3.6 million, representing the unearned revenue from the terminated period time charter contract, was recorded as additional early redelivery income. No replacement charter contract had been secured at the time of conclusion of the early redelivery agreement. The vessel was subsequently fixed in the spot market, at a gross daily charter rate of $13,750 until April 2009.

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

Our analysis of the impairment test performed for the year ended December 31, 2010, indicated a variance of plus 6% for the first twelve months, between actual net receipts during 2011 and net receipts forecasted by the company for the same period. Our analysis of the impairment test performed for the year ended December 31, 2011, which also involved sensitivity tests on the future time charter rates (which is the input that is most sensitive to variations), allowing for variances of up to 37% depending on vessel type on time charter rates from the Company’s base scenario, indicated no impairment on any of our vessels.

No impairment loss was recorded for any of the periods presented.

Recent Accounting Pronouncements

Refer to Note 2 of the consolidated financial statements attached to this report.

Results of Operations

Year ended December 31, 2011 compared to year ended December 31, 2010

During the year ended December 31, 2011, we had an average of 16.4 drybulk vessels in our fleet. During the year ended December 31, 2010, we had an average of 14.6 drybulk vessels in our fleet.

During the year ended December 31, 2011, we acquired the vessels Venus History, a Post-Panamax class vessel and Pelopidas, a Capesize class vessel.

During the year ended December 31, 2010, we acquired the vessels Kanaris, a Capesize class vessel, Panayiota K, a Post-Panamax class vessel, and Venus Heritage, a Post-Panamax class vessel and sold Old Efrossini, a Panamax class vessel.

Revenues

Revenues increased by 7.7%, or $12.3 million, to $172.0 million during the year ended December 31, 2011 from $159.7 million during the year ended December 31, 2010, as result of the net effect of the following factors: (i) a decrease in the TCE rate for 2011 by 5.4% to $27,932, compared to $29,534 for 2010 due to the decrease in prevailing charter rates and (ii) an increase in operating days for the year ended December 31, 2011 by 13.2% to 5,962 days, compared to 5,269 days for the year ended December 31, 2010, due to an increase in the weighted number of vessels during 2010 of 14.6 compared to 16.4 during 2011, due to the deliveries of the vessels Venus History in September 2011, and Pelopidas in November 2011.

Commissions

Commissions to unaffiliated ship brokers, other brokers associated with our charterers and our charterers during the year ended December 31, 2011 amounted to $3.1 million, an increase of $0.4 million, or 14.8%, compared to $2.7 million during the year ended December 31, 2010, primarily due to the increase in our revenues and to a lesser extent to higher average contracted commissions, which increased in 2011 to 1.81% from 1.68% in 2010.

Vessel operating expenses

Vessel operating expenses increased by 12.6% to $26.0 million during the year ended December 31, 2011 from $23.1 million during the year ended December 31, 2010. This increase of $2.9 million reflects mainly: (i) crewing cost of $13.2 million, compared to $11.4 million primarily attributable to increased salaries paid to our crews and increased number of ownership days from 5,326 in 2010 to 5,992 in 2011, (ii) insurance cost of $2.3 million, compared to $1.9 million primarily attributable to the increase number of vessels in 2011 and to increased insurances paid to our insurers, (iii) the cost for repairs, maintenance and drydocking of $2.1 million, compared to $1.8 million, and (iv) cost for lubricants of $3.1 million, compared to $2.8 million mainly due to increased number of operating days from 5,269 in 2010 to 5,962 in 2011 and increased lubricants prices.

Consequently, daily operating expenses, which represent the operating expenses per vessel per ownership day, increased marginally by 0.2% to $4,350 during the year ended December 31, 2011 from $4,342 during the year ended December 31, 2010.

Depreciation

Depreciation expenses increased by 19.8% to $23.6 million during the year ended December 31, 2011, compared to $19.7 million during the year ended December 31, 2010, due to the increase in the average number of vessels from 14.6 during the year ended December 31, 2010 to 16.4 during the year ended December 31, 2011.

General and administrative expenses

General and administrative expenses increased by 21.4% to $8.5 million during the year ended December 31, 2011 from $7.0 million during the year ended December 31, 2010, due to an increase in the number of ownership days by 12.5% from 5,326 in 2010 to 5,992 in 2011, as well as due to an increase, as of May 29, 2011, in the flat daily fee per vessel to $700 from $575.

Interest expense

Interest expenses decreased by 18.8% to $5.2 million during the year ended December 31, 2011 from $6.4 million during the year ended December 31, 2010. The $1.2 million decrease in interest expense was mainly attributable to the increase in the capitalized interest during the year ended December 31, 2011 of $1.5 million from $0.3 million during the year ended December 31, 2010, and the decrease in the average loans outstanding during the year ended December 31, 2011 of $460.4 million from $476.9 million during the year ended December 31, 2010, partly offset by the increase of the weighted average interest rate of our outstanding indebtedness to 1.439% per annum (“p.a.”) for the year ended December 31, 2011 from 1.394% p.a. for the year ended December 31, 2010.

Loss on derivatives

Loss on derivatives increased by $4.3 million to $12.5 million during the year ended December 31, 2011 from $8.2 million during the year ended December 31, 2010. The increase of $4.3 million mainly reflects an increase in losses of $4.4 million from interest rate derivatives as a result of the realized loss and the mark-to-market valuation of interest rate swap transactions to $12.4 million for the year ended December 31, 2011 compared to $8.0 million for the year ended December 31, 2010.

As of December 31, 2011, the aggregate notional amount of interest rate swap transactions outstanding was $547.1 million, compared to $638.0 million at December 31, 2010. The aggregate notional amount of interest rate swap transactions outstanding at December 31, 2011 is higher than the aggregate loans outstanding at December 31, 2011, of $484.3 million, as two of the interest rate swap transactions outstanding at December 31, 2011 will become effective upon the expiration of the existing interest rate swap transactions relating to such loans. These swaps economically hedged the interest rate exposure of 95% of the Company’s aggregate loans outstanding as of December 31, 2011. The mark-to-market valuation of these interest rate swap transactions at the end of each period is affected by the prevailing comparable interest rates at that time.

Foreign currency gain/(loss)

Foreign currency loss was $0.8 million during the year ended December 31, 2011, compared to gain of $0.3 million during the year ended December 31, 2010. Foreign currency exchange gains or losses resulted primarily from currency translation or currency conversion of advances for vessel acquisitions and vessels under construction denominated in foreign currencies. None of our loans were denominated in foreign currency as of December 31, 2011.

Early redelivery income, net

During the year ended December 31, 2011, we recorded early redelivery income, relating to the early termination of period time charters of our vessels, of $0.2 million compared to $0.1 million early redelivery income during the year ended December 31, 2010.

Year ended December 31, 2010 compared to year ended December 31, 2009

During the year ended December 31, 2010, we had an average of 14.6 drybulk vessels in our fleet. During the year ended December 31, 2009, we had an average of 13.2 drybulk vessels in our fleet.

During the year ended December 31, 2010, we acquired the vessels Kanaris, a Capesize class vessel, Panayiota K, a Post-Panamax class vessel, and Venus Heritage, a Post-Panamax class vessel and sold Old Efrossini, a Panamax class vessel.

During the year ended December 31, 2009, we acquired the vessels Martine, a Post-Panamax class vessel, and Andreas K, a Post-Panamax class vessel.

Revenues

Revenues decreased by 5.2%, or $8.7 million, to $159.7 million during the year ended December 31, 2010 from $168.4 million during the year ended December 31, 2009, as result of the net effect of the following factors: (i) a decrease in the TCE rate for 2010 by 13.7% to $29,534, compared to $34,208 for 2009 due to the decrease in prevailing charter rates at which a number of our vessels were chartered and (ii) an increase in operating days for the year ended December 31, 2010 by 10.3% to 5,269 days, compared to 4,778 days for the year ended December 31, 2009 due to deliveries of the vessels Kanaris in March 2010, Panayiota K in April 2010 and Venus Heritage in December 2010 and the sale of Old Efrossini in January 2010.

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

Interest expense

Interest expense decreased by 37.9% to $6.4 million during the year ended December 31, 2010 from $10.3 million during the year ended December 31, 2009. The $3.9 million decrease in interest expense was mainly attributable to the decrease in the weighted average interest rate of our outstanding indebtedness to 1.39% p.a. for the year ended December 31, 2010 from 2.14% p.a. for the year ended December 31, 2009 due to lower prevailing LIBOR rates. The total loans outstanding as of December 31, 2010 amounted to $494.74 million compared to $471.2 million as of December 31, 2009.

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

Foreign currency gain/(loss)

Foreign currency gain was $0.3 million during the year ended December 31, 2010, compared to gain of $0.8 million during the year ended December 31, 2009. Foreign currency exchange gains resulted primarily from currency translation or currency conversion of loans denominated in foreign currencies. Following conversions during 2008 and the first quarter of 2009, none of our loans were denominated in foreign currency as of December 31, 2010.

Early redelivery income, net

During the year ended December 31, 2010, we recorded early redelivery income, relating to the early termination of period time charters of our vessels, of $0.1 million compared to $75.0 million early redelivery income during the year ended December 31, 2009. Early redelivery income during the year ended December 31, 2010 is analyzed as follows: (i) Maria was redelivered on August 24, 2010 instead of November 30, 2010, for which we paid compensation of $0.2 million, net of commissions, (ii) Katerina was agreed to be redelivered on January 15, 2011 instead of September 15, 2011, for which we recognized a cost of $1.5 million, consisting of cash compensation paid to charterer on April 7, 2010, net of commissions, (iii) Pedhoulas Merchant was redelivered on April 13, 2010 instead of November 5, 2010, for which we recognized income of $3.6 million, consisting of cash compensation paid by the relevant charterer on May 6, 2010 of $4.8 million, net of commissions, less $1.2 million representing the accrued revenue from the terminated period time charter contract, (iv) Pedhoulas Leader was redelivered on November 12, 2010 instead of September 30, 2011, for which we recognized a cost of $1.8 million, consisting all of cash compensation paid to the relevant charterer on May 6, 2010, net of commissions. Early redelivery income during the year ended December 31, 2009 is analyzed as follows: (i) Maritsa was redelivered on January 1, 2009 instead of January 13, 2009, for which we received compensation of $0.6 million, net of commissions, (ii) Old Efrossini was redelivered on March 15, 2009 instead of January 8, 2011, for which we recognized income of $29.1 million consisting of cash compensation received of $25.5 million, net of commissions, and $3.6 million representing the unearned revenue from the terminated period time charter contract, (iii) Katerina was redelivered on June 26, 2009 instead of November 26, 2010, for which we recognized income of $22.3 million consisting of cash compensation paid by the relevant charterer on July 1, 2009 of $21.5 million, net of commissions, and $0.9 million representing the unearned revenue from the terminated period time charter contract, (iv) Maria was redelivered on June 28, 2009 instead of January 2, 2011, for which we recognized income of $20.0 million consisting of cash compensation paid by the relevant charterer on July 1, 2009 of $15.5 million, net of commissions, and $4.5 million representing the unearned revenue from the terminated period time charter contract, (v) Pedhoulas Leader was redelivered on July 19, 2009 instead of November 22, 2009, for which we received cash compensation of $2.7 million, net of commissions and (vi) Stalo was redelivered on July 20, 2009 instead of July 29, 2009, for which we received cash compensation of $0.2 million, net of commissions.

B.	Liquidity and Capital Resources

As of December 31, 2011, we had $33.5 million in cash and restricted cash, of which $28.1 million consisted of cash and cash equivalents, and $5.4 million was long-term restricted cash. In addition, as of December 31, 2011, we had $50.0 million in a long-term floating rate note investment (for more information, please see Note 8 to our financial statements included at the end of this annual report). Against this investment we may borrow, under certain conditions, up to $40.0 million in cash.

As of December 31, 2011, we had aggregate debt outstanding of $484.3 million, of which $18.5 million was payable within the next 12 months. As of December 31, 2011, we had aggregate additional borrowing capacity of $178.9 million, consisting of $135.2 million available in undrawn or committed loan facilities and $43.7 million available under existing revolving credit facilities. The undrawn loan facilities consist of $24.0 million under a new credit facility for Panayiota K signed in 2010, $52.8 million under a new credit facility for Pelopidas signed in 2011 and $38.4 million under a new credit facility for Venus Horizon signed in 2011. In addition, in 2011 we accepted a commitment letter for a new credit facility for Hull No. 616 scheduled to be delivered in 2012, in the amount of $20 million, the documentation for which was concluded in February 2012. In February 2012, we accepted an offer letter from a bank for a new revolving credit facility of up to $18 million which will be utilized to finance the acquisition of one of the remaining newbuild vessels (see Note 23 to our financial statements included at the end of this annual report).

Our primary liquidity needs are to fund capital expenditures in relation to newbuild contracts, financing expenses, debt repayment, vessel operating expenses, general and administrative expenses and dividend payments to our stockholders. We anticipate that our primary sources of funds will be the existing cash and cash equivalents as of December 31, 2011 of $28.1 million, borrowings of $40 million against our long term floating rate note investment, additional undrawn or committed borrowing capacity of $178.9 million, cash from operations and possibly, additional indebtedness to be raised against seven unencumbered newbuild vessels upon their delivery and equity financing.

Our commitments for newbuilds of $259.7 million as of December 31, 2011 consisted of $150.9 million, payable in 2012, $38.2 million, payable in 2013 and $70.6 million, payable in 2014. These commitments represent the remaining installment payments for the delivery of ten newbuild vessels, six of which are scheduled to be delivered in 2012, one in 2013 and three in 2014.

We currently estimate that the contracted cash flow from operations, existing cash and cash equivalents, additional borrowing against our floating rate note investment, existing undrawn loan and revolving credit facilities and commitments and additional indebtedness secured by seven newbuild vessels which are currently unencumbered, will be sufficient to fund the operations of our fleet, including our working capital requirements, and the capital expenditure requirements through the end of 2012. However, during 2012 or 2013, we may seek additional indebtedness to partially fund our capital expenditure requirements in order to maintain a strong cash position. We may incur additional indebtedness secured by our other seven newbuild vessels upon their delivery which are currently unencumbered. To the extent that market conditions deteriorate, charterers may default or seek to renegotiate charter contracts, and vessel valuations may decrease, resulting in a breach of our debt covenants. In such case our contracted revenues may decrease and we may be required to make additional prepayments under existing loan facilities, resulting in additional financing needs. If we acquire additional vessels, our capital expenditure requirements will increase and we will need to rely on existing cash and time deposits, operating cash surplus and existing undrawn loan commitments. If we are unable to obtain additional indebtedness, or to find alternative financing, we will not be capable of funding our commitments for capital expenditures relating to our contracted newbuilds. A failure to fulfill our commitment would generally result in a forfeiture of the advance we paid to the shipyard with respect to the contracted newbuild. In addition, we may also be liable for other damages for breach of contract. Examples of such liabilities could include payments to the shipyard for the difference between the forfeited advance and the amount that remains to be paid by us if the shipyard cannot locate a third-party buyer that is willing to pay an amount equal to the difference or compensatory payments by us to charter parties with whom we have entered into charters with respect to the contracted newbuilds. Such events could adversely impact the dividends we intend to pay, and could have a material adverse effect on our business, financial condition and results of operation.

We have paid dividends to our stockholders each quarter since our initial public offering in June 2008, including an aggregate amount of $41.8 million over four consecutive quarterly dividends, each in the amount of $0.15 per share, payable during 2011. We also declared a dividend of $0.15 per share, payable on February 29, 2012, to our shareholders of record on February 24, 2012. Our future liquidity needs will impact our dividend policy. We currently intend to use a portion of our free cash to pay dividends to our stockholders. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and available sources of liquidity, (ii) decisions in relation to our growth strategies, (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in our existing and future debt instruments and (v) global financial conditions. Dividends might not be paid in the future.

Cash Flows

Cash and cash equivalents decreased to $28.1 million as of December 31, 2011, compared to $65.3 million as of December 31, 2010. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to $107.2 million in 2011, consisting of net income after non-cash items of $114.4 million plus an increase in working capital of $7.2 million. Net cash provided by operating activities amounted to $118.1 million in 2010, consisting of net income after non-cash items of $109.6 million plus a decrease in working capital of $8.5 million. Net cash provided by operating activities amounted to $211.3 million in 2009, consisting of net income after non-cash items of $195.1 million plus a decrease in working capital of $16.2 million.

Net Cash Used in Investing Activities

Net cash flows used in investing activities were $125.9 million for the year ended December 31, 2011 compared to net cash flows used in investing activities of $131.7 million for the year ended December 31, 2010. The decrease in cash flows used in investing activities of $5.8 million from 2010 is mainly attributable to the net effect of the following factors: (i) a decrease in our net bank time deposits by $35.0 million during the year ended December 31, 2011, compared to a decrease of $22.8 million during the same period in 2010 and (ii) a decrease of $31.5 million in payments for vessel acquisitions and advances for vessels under construction during the year ended December 31, 2011 due to our acquisition of two new vessels, Venus History in September, and Pelopidas in November, while during the year ended December 31, 2010, we acquired three new vessels, Kanaris in March, Panayiota K in April and Venus Heritage in December, 2010 and (iii) proceeds from sale of vessels, amounting to $32.2 million in 2010 due to the sale of the Old Efrossini; no vessels were sold in 2011.

Net cash flows used in investing activities were $131.7 million for the year ended December 31, 2010 compared to net cash flows used in investing activities of $191.9 million for the year ended December 31, 2009. The decrease in cash flows used in investing activities of $60.2 million from 2010 is mainly attributable from the following factors: (i) investment in a 5 year floating rate note of $50 million in 2009, compared to no new long term investments in 2010, (ii) a decrease in our net bank time deposits by $22.8 million during the year ended December 31, 2010, compared to an increase of $36.6 million during the same period in 2009 and (iii) proceeds of $32.2 million during the year ended December 31, 2010 from the sale of Old Efrossini on January 7, 2010, compared to no sales of assets during the year ended December 31, 2009 and (iv) a partial offset caused by an increase of $60.9 million to $192.4 million from $131.5 million in vessel acquisitions and advances for vessels payments during the year ended December 31, 2010 due to our acquisition of three new vessels, Kanaris in March, Panayiota K in April and Venus Heritage in December, while during the year ended December 31, 2009, we acquired two new vessels, Martine in February and Andreas K in September.

Net Cash (Used in)/Provided by Financing Activities

Net cash flows used in financing activities were $18.5 million for the year ended December 31, 2011, compared to net cash flows provided by financing activities of $60.1 million for the year ended December 31, 2010. This increase of $78.6 million compared to 2010 is largely attributable to a decrease of $35.4 million in proceeds from the issuance of common stock, an increase in long-term debt principal payments of $43.5 million, an increase in long-term debt proceeds of $9.5 million an increase in payments of deferred financing costs of $5.4 million and an increase in dividends paid of $4 million.

Net cash flows provided by financing activities were $60.1 million for the year ended December 31, 2010, compared to net cash flows used in financing activities of $28.7 million for the year ended December 31, 2009. This increase of $88.8 million, compared to 2010 is largely attributable to an increase of $75.0 million in proceeds from the issuance of common stock, an increase in long-term debt principal payments of $13.0 million, an increase in long-term debt proceeds of $32.5 million and an increase in dividends paid of $5.1 million.

Credit Facilities

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt. Our subsidiaries have generally entered into individual credit facilities in order to finance the acquisition of the vessels owned by these subsidiaries and for general corporate purposes. The durations until maturity of our 16 credit facilities outstanding on December 31, 2011, ranged from four to 12 years, and they are generally repaid by semiannual principal installments and a balloon payment for 13 out of 15 of them, due on maturity except for the Maxdeka and Shikoku loan facilities, which are repayable in semi-annual installments. We generally pay interest on these facilities which bear interest at LIBOR plus a margin, except for the Maxdeka and Shikoku loan facilities, under which a portion of the principal amounts bear interest at the Commercial Interest Reference Rate published by the Organization for Economic Co-operation and Development (“OECD”) applicable on the date of signing of the relevant loan agreements. The obligations under our credit facilities are secured by, among other types of security, first priority mortgages over the vessels owned by the respective borrower subsidiaries, first priority assignments of all insurances and earnings of the mortgaged vessels and guarantees by Safe Bulkers, Inc.

During 2011, we drew down loans totaling $84.0 million and we repaid $94.5 million of our indebtedness. As of December 31, 2011, we had 16 outstanding credit facilities with a combined outstanding balance of $484.3 million. These debt facilities have maturity dates between 2015 and 2023. For a description of our debt facilities as of December 31, 2011, please see Note 7 to our financial statements included at the end of this annual report. During 2012, we plan to repay approximately $18.5 million of our long-term debt outstanding as of December 31, 2011. During 2011, we entered into a new credit facility in the amount of $52.8 million for Pelopidas and we entered into a new credit facility in the amount of $38.4 million for Venus Horizon. Additionally, during 2011, we accepted a commitment letter from a bank for a credit facility for up to $20.0 million, which will be used for the financing of the acquisition of Hull No. 616, the documentation for which was concluded in February 2012. This credit facility will be made available after delivery from the shipyard of Hull No. 616. Additionally, during February 2012, we accepted a commitment letter from a bank for a credit facility for up to $18.0 million, which will be used for the financing of the acquisition of Hull No. 631. For more information regarding these credit facilities, please refer to Notes 10(b) and 23(b) of the financial statements included at the end of this annual report.

Covenants under Credit Facilities

The credit facilities impose operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit our subsidiaries’ ability to, among other things, and subject to exceptions set forth in such credit facilities:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;

•	enter into certain long-term charters;

•	incur additional indebtedness, including through the issuance of guarantees;

•	change the flag, class or management of the vessel mortgaged under such facility or terminate or materially amend the management agreement relating to such vessel;

•	create liens on their assets;

•	make loans;

•	make investments;

•	make capital expenditures;

•	undergo a change in ownership or control or permit a change in ownership and control of our Manager;

•	sell the vessel mortgaged under such facility; and

•	permit our chief executive officer to change.

Our existing credit facilities also require certain of our subsidiaries to maintain financial ratios and satisfy financial covenants. Depending on the credit facility, certain of our subsidiaries are subject to financial ratios and covenants requiring that these subsidiaries:

•

ensure that the market value of the vessel mortgaged under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below 110% to 120%, as applicable, of the outstanding amount of the loan (the “Minimum Value Covenant”);

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

In addition, under guarantees we have entered into with respect to certain of our subsidiaries’ existing credit facilities, we are subject to financial covenants. Depending on the guarantee, these financial covenants include the following:

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

•	payment of dividends is subject to no event of default having occurred;

•	maintenance of minimum free liquidity of $500,000 is required on deposit on a per vessel basis for five vessels; and

•	a minimum of 51% of the Company’s shares shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities.

As of December 31, 2011, the Company was in compliance with all debt covenants with respect to its credit facilities.

Interest Rate Swaps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to economically hedge our exposure to fluctuations in prevailing market interest rates. For more information on our interest rate swap agreements, refer to Note 13 to our financial statements included at the end of this annual report.

C.	Research and Development, Patents and Licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they are incurred.

D.	Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for drybulk vessel services. After reaching historical highs in mid-2008, charter hire rates for Panamax and Capesize drybulk vessels reached near historically low levels. For example, the Baltic Drybulk Index, or “BDI,” declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94% within a single calendar year. During 2011, the BDI remained volatile, reaching a low of 1,043 on February 4, 2011 and a high of 2,173 on October 14, 2011. On February 3, 2012, the BDI reached a 26 year low of 647, due to a combination of weak demand and further growth in vessel supply. As of February 24, 2012, the BDI was 718.

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

In response to the volatile market conditions, we seek to strengthen our charter coverage. Currently, 15 of our 20 vessels are employed or scheduled to be employed in period time charters of more than three months. Additionally, we believe we have structured our capital expenditure requirements, debt commitments and liquidity resources is a way that will provide us with financial flexibility (see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” for more information).

E.	Off-Balance Sheet Arrangements

As of December 31, 2011, we did not have any off-balance sheet arrangements.

F.	Contractual Obligations

Our contractual obligations as of December 31, 2011 were:

	Total	Less than 1 year (2012)	1-3 years (2013-2014)	3-5 years (2015-2016)	More than 5 years (After January 1, 2017)

	(Dollars in thousands)
Long-term debt obligations	$484,291	$18,486	$55,321	$101,032	$309,452
Interest payments (1)	$69,962	$16,834	$23,877	$15,328	$13,923
Payments to our Manager (2)	$16,794	$10,661	$6,133	—	—
Newbuild contracts	$251,837	$146,515	$37,026	$68,296	—

Total	$822,884	$192,496	$122,357	$184,656	$323,375

(1)

Amounts shown reflect estimated interest payments we expect to make with respect to our long-term debt obligations and interest rate swaps. The interest payments reflect an assumed LIBOR-based applicable interest rate of 0.8080% (the six-month LIBOR rate as of December 31, 2011), plus the relevant margin of the applicable credit facility and the estimated net settlement of our interest rate swaps. See “—B. Liquidity and Capital Resources—Interest Rate Swaps.”

(2)

Represents a fee of $700 per vessel per day and 1.25% of estimated charter hire based on charter agreements in place as of December 31, 2011, based on the management fees effective as of May 29, 2011. In addition, it includes amounts payable to our Manager in respect of the commission of 1.0% of the contract price of our newbuilds and $550,000 per newbuild for the on-premises supervision of newbuilds, of which 50% is payable upon the signing of the relevant supervision agreement, and 50% upon successful completion of the sea trials of each newbuild, we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement or otherwise. The levels of the above mentioned fees are subject to adjustment every year and will be agreed upon between us and our Manager. The fees shown in the table above do not take into account any potential future changes to the fees.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth, as of February 25, 2012, information regarding our directors and executive officers.

Name	Age	Position

Polys Hajioannou	45	Chief Executive Officer, Chairman of the Board and Class I Director
Dr. Loukas Barmparis	49	President, Secretary and Class II Director
Konstantinos Adamopoulos	49	Chief Financial Officer and Class III Director
Ioannis Foteinos	53	Chief Operating Officer and Class I Director
John Gaffney	51	Class II Director
Frank Sica	61	Class III Director
Ole Wikborg	56	Class I Director

Certain biographical information about each of these individuals is set forth below. The term of our Class I directors expires in 2012, the term of our Class II directors expires in 2013 and the term of our Class III directors expires in 2014.

Polys Hajioannou is our Chief Executive Officer and has been Chairman of our board of directors since 2008. Mr. Hajioannou also serves with our Manager and prior to its inception, our Manager’s predecessor Alassia Steamship Co., Ltd., which he joined in 1987. Mr. Hajioannou was elected as a member of the board of directors of the Union of Greek Shipowners in 2006 and served on the board until February 2009. Mr. Hajioannou is also a founding member of the Union of Cyprus Shipowners. Mr. Hajioannou is a member of the Lloyd’s Register Hellenic Advisory Committee. In 2011, Mr. Hajioannou was appointed to the board of directors of the Hellenic Mutual War Risks Association (Bermuda) Limited. Mr. Hajioannou holds a Bachelor of Science degree in nautical studies from Sunderland University.

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

Ole Wikborg has been a member of our board of directors and of our audit committee and corporate governance, nominating and compensation committee since 2008. Mr. Wikborg has been involved in the marine and shipping industry in various capacities for over 30 years. Since 2002, Mr. Wikborg has served as a director, senior underwriter and member of the management team of the Norwegian Hull Club, based in Oslo, Norway. From 2002 to 2006, Mr. Wikborg also served as a member and chairman of the Ocean Hull Committee of the International

Union of Marine Insurance (“IUMI”). Since 2006, he has served as Vice President and a member of the Executive Board of the IUMI and in 2010, he was elected as President of IUMI. Since 1997, Mr. Wikborg has served as a board member of the Central Union of Marine Insurers, based in Oslo, and is presently that organization’s Chairman. From 1997 until 2002, Mr. Wikborg served as the senior vice president and manager of the marine and energy division of the Zurich Protector Insurance Company ASA, based in Oslo and Zurich, and from 1993 until 1997, he served as a senior underwriter for the marine division of Protector Insurance Company ASA, based in Oslo. Priorf to his career in the field of marine insurance, Mr. Wikborg served in the Royal Norwegian Navy, attaining the rank of Lieutenant Commander.

John Gaffney has been a member of our board of directors and of our audit committee, and a member and chairman of our corporate governance, nominating and compensation committee, since October 2011. Mr. Gaffney joined the law firm of Gibson, Dunn & Crutcher LLP as a partner in November 2011. From January 2010 through September 2011, Mr. Gaffney was a Senior Vice President, Corporate Affairs and General Counsel of Solyndra, Inc., where he led Solyndra’s corporate affairs and legal activities. From January 2008 through December 2009, Mr. Gaffney was an Executive Vice President at First Solar, where he led First Solar’s corporate development, legal, sustainable development and environmental affairs activities. Prior to joining First Solar, Mr. Gaffney practiced law at the firm of Cravath, Swaine & Moore LLP, where he was a partner from 1993 to 2008. During his time at Cravath, Mr. Gaffney advised numerous corporate and financial institution clients on merger, acquisition and capital markets transactions. Mr. Gaffney holds a B.A. from George Washington University and a J.D. and an MBA from New York University.

B.	Compensation of Directors and Senior Management

Non-executive independent directors of the Company are paid an annual fee in the amount of $40,000 plus reimbursement for their out-of-pocket expenses.

In addition, the chairman of the audit committee, Frank Sica, receives the annual equivalent of $60,000 in the form of shares of our common stock. John Gaffney and Ole Wikborg receive the annual equivalent of $30,000 in the form of shares of our common stock. The members of our senior management are provided and compensated by our Manager and have not received and will not receive any compensation from us. We do not have any employment contracts with any of our executive officers whose services are provided to us by our Manager. For a discussion of the fees payable to our Manager, refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreement”. Also, we do not have any service contracts with any of our non-executive directors that provide for benefits upon termination of their services.

No amounts are set aside or accrued by us to provide pension, retirement or similar benefits.

C.	Board Practices

As of December 31, 2011, we had seven members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. None of our directors is a party to service contracts with us providing for benefits upon termination of employment.

During the fiscal year ended December 31, 2011, the full board of directors held four meetings. Each director attended all of the meetings of committees of which the director was a member. Our board of directors has determined that each of Mr. Sica, Gaffney and Wikborg are independent within the current meanings of independence employed by the corporate governance rules of the New York Stock Exchange and the SEC.

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

Other than an employee who serves as our legal representative in Greece, we have no salaried employees and have not entered into any employment agreements. Our Manager employs, and provides us with, all four of our executive officers, including our chief executive officer, Polys Hajioannou, our president, Dr. Loukas Barmparis, our chief financial officer, Konstantinos Adamopoulos, and our chief operating officer, Ioannis Foteinos. Our Manager is responsible for paying any salaries payable to our executive officers. As of December 31, 2011, approximately 387 people served on board the vessels in our fleet, and our Manager employed approximately 47 people on shore.

E.	Share Ownership

The common stock beneficially owned by our directors and executive officers and/or companies affiliated with these individuals is disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below.

Equity Compensation Plans

We have agreed to provide the chairman of the audit committee, Mr. Frank Sica, as part of his remuneration, the annual equivalent of $60,000 in the form of shares of our common stock, and our non-executive independent directors, Mr. John Gaffney and Mr. Ole Wikborg, as part of their remuneration, the annual equivalent of $30,000 each, in the form of shares of our common stock.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of February 25, 2012 held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 25, 2012 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership for each stockholder is based on 70,896,924 shares of common stock outstanding as of February 25, 2012. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Identity of Person or Group	Number of Shares of Common Stock Owned	Percentage of Common Stock

5% Beneficial Owners:
Vorini Holdings Inc. (1)	45,826,015	64.64%
Officers and Directors:
Polys Hajioannou (2)	45,826,015	64.64%
Dr. Loukas Barmparis	—	—
Konstantinos Adamopoulos	—	—
Ioannis Foteinos	—	—
Frank Sica	46,877	*
Ole Wikborg	8,070	*
John Gaffney	8,070	*
All executive officers and directors as a group (7 persons)	45,889,032	64.73%

*	Less than 1%
(1)	Vorini Holdings Inc. is controlled by Polys Hajioannou and his family.
(2)	By virtue of shares owned indirectly through Vorini Holdings Inc., which is our principal stockholder.

In June 2008, we completed a registered public offering of our shares of common stock in which the selling stockholder was Vorini Holdings Inc., and our common stock began trading on the New York Stock Exchange. Our major stockholders have the same voting rights as our other stockholders. As of February 25, 2012, we had five stockholders of record, three of these stockholders of record were located in the United States and held an aggregate 25,388,854 shares of common stock, representing approximately 35.8% of our outstanding shares of common stock. However, one of the United States stockholders of record is Cede & Co., a nominee of The Depository Trust Company, which holds 25,372,059 shares of our common stock. Accordingly, we believe that the shares held by Cede & Co. include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control. We are not aware of any significant changes in the percentage ownership held by any major stockholders since our initial public offering.

Vorini Holdings Inc. owns approximately 64.64% of our outstanding common stock. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. Shares of our common stock held by Vorini Holdings Inc. do not have different or unique voting rights.

B.	Related Party Transactions

Management Affiliations

Our Manager, Safety Management Overseas S.A., is controlled by Polys Hajioannou, our chief executive officer, through another entity, Machairiotissa Holdings, Inc. Our Manager, along with its predecessor, has provided services to our vessels since 1965 and continues to provide technical, administrative and certain commercial services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management, including chartering our vessels, pursuant to our Management Agreement described below.

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

Compensation of Our Manager

Under our Management Agreement, in return for providing technical, commercial and administrative services, our Manager receives a flat daily fee of $700 per vessel for vessels in our fleet, prorated for the number of calendar days that we own or charter-in each vessel and $250 per vessel per day, for bareboat charters. Our Manager also receives a fee of 1.25% on all gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in our fleet. Further, our Manager receives a commission of 1.0% based on the contract price of any vessel bought or sold by it on our behalf, including each of our contracted newbuilds. We also pay our Manager a flat supervision fee of $550,000 per newbuild, of which 50% is payable upon the signing of the relevant supervision agreement, and 50% upon successful completion of the sea trials of each newbuild, for the on-premises supervision of all newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise. The management fees were constant for the 2 year initial period of the Management Agreement, which ended on May 29, 2010. On May 29, 2010, pursuant to an agreement between us and our Manager, the fee on gross freight, charter hire, ballast bonus and demurrage was readjusted to 1.25% from 1.0%. On May 29, 2011, the flat daily fee per vessel was readjusted to $700 from $575, and the flat supervision fee per newbuild was readjusted to $550,000 from $375,000, while all other management fees remained constant.

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

•	interest, principal and other financial costs,

•	voyage expenses

•

vessel operating expenses including crewing costs, surveyor’s attendance fees, bunkers, lubricant oils, spares, survey fees, classification society fees, maintenance and repair costs and vetting expenses,

•	commissions, remuneration or disbursements due to lawyers, brokers, agents, surveyors, consultants, financial advisors, investment bankers, insurance advisors,

•	deductibles, insurance premiums and/or P&I calls,

•	postage, communication, traveling, victualling and other out of pocket expenses.

Each year, our Manager prepares and submits to us a detailed draft budget for the next calendar year, which includes a statement of estimated revenue, estimated general and administrative expenses and a proposed budget for capital expenditures, repairs or alterations. Once approved by us, this draft budget becomes the approved budget.

Term and Termination Rights

Subject to the termination rights described below, the initial term of our Management Agreement expired on May 28, 2010. Since then our Management Agreement has been automatically renewed for two one-year periods, expiring May 28, 2012. Upon expiration of the renewal term, our Management Agreement automatically renews for one-year periods until May 28, 2018, at which point the agreement will expire. In addition to the termination provisions outlined below, we are able to terminate our Management Agreement at any point after the initial term upon 12 months’ notice to our Manager. Such notice of termination has not been provided to our Manager by us.

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

•

any acquisition of our shares or a merger, consolidation or similar transaction results in any “person” or “group” acquiring 40% or more of the total voting power of our or the resulting entity’s outstanding voting securities, and such percentage represents a higher percentage of such voting power than that held directly or indirectly by Polys Hajioannou and Nicolaos Hadjioannou, collectively; or

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

Sale of Our Manager

Our Manager has agreed that, during the term of the Management Agreement and for one year after its termination, our Manager will not transfer, assign, sell or dispose of all or substantially all of its business that is necessary for the performance of its services under the Management Agreement without the prior written consent of our board of directors. Furthermore, during such period, in the event of any proposed change in control of our Manager, we have a 30-day right of first offer to purchase our Manager. In December 2011, the Management Agreement was amended to define a “proposed change in control of our Manager” to mean (a) the approval by the board of directors of the Manager or the shareholders of the Manager of a proposed sale of all or substantially all of the assets or property of the Manager necessary for the performance of its services under the Management Agreement; or (b) the approval of any transaction that would result in: (i) Polys Hajioannou or Vorini Holdings Inc., or any entity controlled by, or under common control with, any of the above, beneficially owning, directly or indirectly, less than 60% of the outstanding voting securities or voting power of the Manager or Machairiotissa Holdings Inc., respectively, or (ii) Polys Hajioannou or Vorini Holdings Inc., or any entity controlled by, or under common control with, any of the above, together with all directors, officers and employees of the Manager beneficially owning, directly or indirectly, less than 80% of the outstanding voting securities or voting power of the Manager or Machairiotissa Holdings Inc., respectively. The Management Agreement was also amended to provide us the right to obtain certain information about the ownership of the Manager.

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

Dividend Policy

We paid our first quarterly dividend as a public company of $0.1461 per share in August 2008 and subsequent dividends of $0.475 per share in November 2008 and $0.15 per share in February 2009, May 2009, August 2009, November 2009, February 2010, May 2010, August 2010, November 2010, February 2011, May 2011, August 2011 and November 2011. We also declared a dividend of $0.15 per share on February 14, 2012, for the shareholders of record on February 24, 2012, payable on February 29, 2012.

We currently intend to use a portion of our free cash to pay dividends to our shareholders. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (a) our earnings, financial condition and cash requirements and available sources of liquidity, (b) decisions in relation to our growth strategies, (c) provisions of Marshall Islands and Liberian law governing the payment of dividends, (d) restrictive covenants in our existing and future debt instruments and (e) global financial conditions. Dividends might not be paid by us. Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves, as well as additional factors unrelated to our profitability. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments. See “Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Industry and Our Business” for a discussion of the risks related to our ability to pay dividends.

B.	Significant Changes

No significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING

Trading on the New York Stock Exchange

Since our initial public offering in the United States on May 29, 2008, our common stock has been listed on the New York Stock

Exchange under the symbol “SB.” The following table shows the high and low closing sales prices for our common stock during the indicated periods.

	Price Range

	High	Low

2008 (1)	$19.05	$3.27
2009	9.40	2.81
2010	9.11	6.66
2011	9.53	5.61

First Quarter 2010	9.11	6.97
Second Quarter 2010	8.26	6.66
Third Quarter 2010	7.93	6.79
Fourth Quarter 2010	8.86	7.79
First Quarter 2011	9.53	8.30
Second Quarter 2011	9.52	7.03
Third Quarter 2011	7.92	6.19
Fourth Quarter 2011	7.01	5.61

August 2011	7.56	6.26
September 2011	6.97	6.19
October 2011	7.01	5.61
November 2011	6.87	5.97
December 2011	6.32	5.94
January 2012	7.28	6.22
February 2012(2)	7.65	6.75

(1)	For the period from May 29, 2008, the date on which our common stock began trading on the New York Stock Exchange, until the end of the period.
(2)	For the period through February 28, 2012.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Under our articles of incorporation, our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, of which, as of December 31, 2011 and February 25, 2012, 70,891,916 and 70,896,924 shares were issued and outstanding, respectively, and 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of December 31, 2011 and February 25, 2012, no shares were issued and outstanding. Of this blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan.” All of our shares of stock are in registered form.

Please see Note 9 to our financial statements included at the end of this annual report for a discussion of the history of our share capital.

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

Under our bylaws, annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held inside or outside of the Republic of The Marshall Islands. Special meetings may be called by the chairman of the board of directors, the chief executive officer or a majority of the board of directors. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting. Our bylaws permit stockholder action by unanimous written consent.

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

Marshall Islands Tax Considerations

We are a non-resident domestic Marshall Islands corporation. Because we do not, and we do not expect that we will, conduct business or operations in the Republic of The Marshall Islands, under current Marshall Islands law we are not subject to tax on income or capital gains and our stockholders (so long as they are not citizens or residents of the Republic of The Marshall Islands) will not be subject to Marshall Islands taxation or withholding on dividends and other distributions (including upon a return of capital) we make to our stockholders. In addition, so long as our stockholders are not citizens or residents of the Republic of The Marshall Islands, our stockholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, holding or disposition of our common stock, and our stockholders will not be required by the Republic of The Marshall Islands to file a tax return relating to our common stock.

Each stockholder is urged to consult their tax counselor or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Republic of The Marshall Islands, of their investment in us. Further, it is the responsibility of each stockholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of them.

Liberian Tax Considerations

Some of our vessel-owning subsidiaries are incorporated under the laws of the Republic of Liberia. The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the “New Act”) which did not distinguish between the taxation of “non-resident” Liberian corporations, such as our subsidiaries, which conduct no business in Liberia and were wholly exempt from taxation under the income tax law previously in effect since 1977, and “resident” Liberian corporations which conduct business in Liberia and are, and were under the prior law, subject to taxation. The New Act was amended by the Consolidated Tax Amendments Act of 2011 which was published and became effective on November 1, 2011 (the “Amended Act”). The Amended Act specifically exempts from taxation non-resident Liberian corporations such as our Liberian subsidiaries that engage in international shipping (and not exclusively in Liberia) and that do not engage in other business or activities in Liberia other than specifically enumerated in the Amended Act. In addition, the Amended Act made such exemption from taxation retroactive to the effective date of the New Act.

United States Federal Income Tax Considerations

The following discussion of United States federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion does not address any United States state or local taxes.

Taxation of Our Shipping Income

For purposes of the following discussion “shipping income” means income that is derived by a non- United States corporation from:

(a)	the use of vessels;

(b)	the hiring or leasing of vessels for use on a time, operating or bareboat charter basis;

(c)	the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture it directly or indirectly owns or participates in that generates such income; or

(d)	the performance of services directly related to those uses.

Shipping income attributable to transportation exclusively between non-United States ports is generally not subject to United States income tax. However, unless exempt from United States income tax under the rules contained in Section 883 of the Code, a non-United States corporation is, under the rules of Section 887 of the Code, subject to a 4% United States income tax in respect of its “United States source gross transportation income’’ (without the allowance for deductions). United States source gross transportation income includes 50% of shipping income that is attributable to transportation that begins or ends (but that does not both begin and end) in the United States. Under Section 883 of the Code, a non-United States corporation will be exempt from United States income tax on its United States source gross transportation income if:

(a)	it is organized in a foreign country (or its “country of organization”) that grants an “equivalent exemption” to United States corporations; and

(b)	either

(i) more than 50% of the value of its stock is owned, directly or indirectly, by individuals who are “residents” of its country of organization or of another foreign country that grants an “equivalent exemption” to United States corporations; or

(ii)

its stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States.

We believe that we will not satisfy the requirements of Section 883 of the Code. As a result, we will be subject to the 4% United States income tax on United States source gross transportation income. Since 50% of our gross shipping income for transportation that begins or ends in the United States would be treated as United States source gross transportation income, we expect that the effective rate of United States income tax on our gross shipping income for such transportation would equal 2%. Many of our charters contain a provision that obligates the charterer to reimburse us for the 4% United States income tax that we are required to pay in respect of the vessel subject to the relevant charter.

In lieu of the foregoing rules, since the exemption of Section 883 of the Code will not apply to us, our United States source gross transportation income that is considered to be “effectively connected” with the conduct of a United States trade or business would be subject to the United States corporate income tax currently imposed at rates of up to 35% (net of applicable deductions). In addition, we may be subject to the 30% United States “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our United States trade or business.

We expect that none of our United States source gross transportation income will be “effectively connected’’ with the conduct of a United States trade or business. Such income would be considered “effectively connected” only if:

(a)	we had, or were considered to have, a fixed place of business in the United States involved in the earning of our United States source gross transportation income; and

(b)

substantially all of our United States source gross transportation income was attributable to regularly scheduled transportation, such as the operation of a vessel that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We believe that we will not meet these conditions because we will not have, or permit circumstances that would result in our having, any vessel sailing to or from the United States on a regularly scheduled basis. In addition, income attributable to transportation that both begins and ends in the United States is not subject to the tax rules described above. Such income is subject to either a 30% gross-basis tax or to United States corporate income tax on net income at rates of up to 35% (and the branch profits tax discussed above). Although there can be no assurance, we do not expect to engage in transportation that produces shipping income of this type.

Taxation of Gain on Sale of Assets

Regardless of whether we qualify for the exemption under Section 883 of the Code, we will not be subject to United States income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States (as determined under United States tax principles). In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel (and risk of loss with respect to the vessel) passes to the buyer outside of the United States. We expect that any sale of a vessel will be so structured that it will be considered to occur outside of the United States.

United States Federal Income Taxation of United States Holders

You are a “United States holder” if you are a beneficial owner of our common stock and you are a United States citizen or resident, a United States corporation (or other United States entity taxable as a corporation), an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of that trust.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners in a partnership holding our common stock are encouraged to consult their tax advisors.

Distributions on Our Common Stock

Subject to the discussion of PFICs below, any distributions with respect to our common stock that you receive from us will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described below, to the extent of our current or accumulated earnings and profits (as determined under United States tax principles). Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of your tax basis in our common stock (on a dollar-for-dollar basis) and thereafter as capital gain. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes.

Because we are not a United States corporation, if you are a United States corporation (or a United States entity taxable as a corporation), you will not be entitled to claim a dividends-received deduction with respect to any distributions you receive from us.

Dividends paid with respect to our common stock will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

If you are an individual, trust or estate, dividends you receive from us should be treated as “qualified dividend income” taxed at a preferential rate of 15% (through 2012), provided that:

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

Sale, Exchange or other Disposition of Common Stock

Provided that we are not a PFIC for any taxable year, you generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by you from such sale, exchange or other disposition and your tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if your holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Your ability to deduct capital losses against ordinary income is subject to limitations.

PFIC Status

Special United States income tax rules apply to you if you hold stock in a non-United States corporation that is classified as a “passive foreign investment company” (or “PFIC”) for United States income tax purposes. In general, we will be treated as a PFIC in any taxable year in which, after applying certain look-through rules, either:

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

Because we have chartered all our vessels to unrelated charterers on the basis of period time and spot charter contracts (and not on the basis of bareboat charters) and because we expect to continue to do so, we believe that currently we should not be treated as being and should not become a PFIC. We believe it is more likely than not that our gross income derived from our time charter activities constitutes active service income (as opposed to passive rental income) and, as a result, our vessels constitute active assets (as opposed to passive assets) for purposes of determining whether we are a PFIC. We believe there is legal authority supporting this position, consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters as service income for other tax purposes. However, there is no legal authority specifically relating to the statutory provisions governing PFICs or relating to circumstances substantially similar to ours. Moreover, a recent case by the United States Court of Appeals for the Fifth Circuit held that, contrary to the position of the IRS in that case, and for purposes of a different set of rules under the Code, income received under a time charter of vessels should be treated as rental income rather than services income. If the reasoning of the Fifth Circuit case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time chartering activities would be treated as rental income, and we would probably be a PFIC.

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

As discussed below, if we were to be treated as a PFIC for any taxable year, you generally would be subject to one of three different United States income tax regimes, depending on whether or not you make certain elections.

Taxation of United States Holders That Make a Timely QEF Election

If we were treated as a PFIC, and if you make a timely election to treat us as a “Qualifying Electing Fund” for United States tax purposes (a “QEF Election”), you would be required to report each year your pro rata share of our ordinary earnings and our net capital gain for our taxable year that ends with or within your taxable year, regardless of whether we make any distributions to you. Such income inclusions would not be eligible for the preferential tax rates applicable to “qualified dividend income.” Your adjusted tax basis in our common stock would be increased to reflect such taxed but undistributed earnings and profits. Distributions of earnings and profits that had previously been taxed would result in a corresponding reduction in your adjusted tax basis in our common stock and would not be taxed again once distributed. You would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. Even if you make a QEF Election for one of our taxable years, if we were a PFIC for a prior taxable year during which you held our common stock and for which you did not make a timely QEF Election, you would also be subject to the more adverse rules described below under “Taxation of United States Holders That Make No Election.”

You would make a QEF Election with respect to any year that our company is treated as a PFIC by completing and filing IRS Form 8621 with your United States income tax return in accordance with the relevant instructions. If we were to become aware that we were to be treated as a PFIC for any taxable year, we would notify all United States holders of such treatment and would provide all necessary information to any United States holder who requests such information in order to make the QEF election described above.

Taxation of United States Holders That Make a Timely “Mark-to-Market” Election

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

Taxation of United States Holders That Make No Election

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

If an individual dies while owning our common stock, the individual’s successor generally would not receive a step-up in tax basis with respect to such stock for United States tax purposes.

United States Federal Income Taxation of Non-United States Holders

You are a “non-United States holder” if you are a beneficial owner of our common stock (other than a partnership for United States tax purposes) and you are not a United States holder.

Distributions on Our Common Stock

You generally will not be subject to United States income or withholding taxes on dividends you receive from us with respect to our common stock, unless that income is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to those dividends, that income generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States.

Sale, Exchange or Other Disposition of Our Common Stock

You generally will not be subject to United States income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

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

If you are engaged in a United States trade or business for United States tax purposes, you will be subject to United States tax with respect to your income from our common stock (including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business) in the same manner as if you were a United States holder. In addition, if you are a corporate non-United States holder, your earnings and profits that are attributable to the effectively connected income (subject to certain adjustments) may be subject to an additional United States branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

United States Backup Withholding and Information Reporting

In general, if you are a non-corporate United States holder, dividend payments (or other taxable distributions) made within the United States will be subject to information reporting requirements and backup withholding tax if you:

(1)	fail to provide us with an accurate taxpayer identification number;

(2)	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

(3)	in certain circumstances, fail to comply with applicable certification requirements.

Under legislation enacted in 2010, United States holders who are individuals generally will be required to report our name, address and such information relating to an interest in our common stock as is necessary to identify the class or issue of which your common shares are a part. These requirements are subject to exceptions, including an exception for shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all ‘‘specified foreign financial assets’’ (as defined in the Code) does not exceed $50,000.

If you are a non-United States holder, you may be required to establish your exemption from information reporting and backup withholding by certifying your status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable. If you sell our common stock to or through a United States office or broker, the payment of the sales proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-United States person, under penalties of perjury, or you otherwise establish an exemption. If you sell our common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements (but not backup withholding) will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell our common stock through a non-United States office of a broker that is a United States person or has certain other connections with the United States.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by accurately completing and timely filing a refund claim with the IRS. You should consult your own tax advisor regarding the application of the backup withholding and information reporting rules.

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

A.	Quantitative Information About Market Risk

Interest Rate Risk

We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding, which is based on U.S. dollar LIBOR plus, in the case of each credit facility, a specified margin. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we use derivative financial instruments. We had entered into 17 interest rate swap agreements as of December 31, 2011, compared to 18 interest rate swap agreements as of December 31, 2010, in order to manage future interest costs and the risk associated with changing interest rates.

The total notional principal amount of these swaps as of December 31, 2011 was $547.1 million of which $459.8 million was effective as of December 31, 2011 and $87.3 million becomes effective during 2012 and 2013. The swaps have specified rates and durations. Refer to the table in Note 13 of our financial statements included at the end of this annual report which summarizes the interest rate swaps in place as of December 31, 2011 and December 31, 2010.

Under our interest rate swap transactions, the bank effects quarterly or semiannual floating-rate payments to us for the relevant amount based either on the three- or six-month U.S. dollar LIBOR and we make quarterly or semiannual payments to the bank on the relevant amount at the respective fixed rates.

We entered into these interest rate swap agreements to mitigate our exposure to interest rate fluctuations and at a time when we believed long-term interest rates were reasonably low. None of our interest rate swap meets hedge accounting criteria under accounting guidance relating to Fair Value Measurement. Although we are exposed to credit-related losses in the event of non-performance in connection with such swap agreements, because the counterparties are major financial institutions, we consider the risk of loss due to their nonperformance to be minimal.

Through these swap transactions, we effectively hedged the interest rate exposure of 95.0% of our loans outstanding as of December 31, 2011.

The following table sets forth the sensitivity of our existing loans as of December 31, 2011 as to a 100 basis point increase in LIBOR taking into account our interest rate swap agreements that are currently in place, during the next five years, and reflects the additional interest expense.

Year	Amount

2012	$0.4 million
2013	$1.0 million
2014	$1.6 million
2015	$2.4 million
2016	$2.6 million

Foreign Currency Exchange Risk

We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2011 we incurred approximately 22.88% of our vessel operating expenses in currencies other than the U.S. dollar. As of December 31, 2011, approximately 20.51% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar and were subject to exchange rate risk, as their value fluctuates with changes in exchange rates.

A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2011, would have increased our vessel operating expenses by approximately $596,271 and the fair value of our outstanding accounts payable by approximately $23,462.

As of December 31, 2011 a portion of our remaining capital expenditures related to the agreements for the purchase of newbuilds was denominated in Japanese yen, equivalent to $3 million. A hypothetical 10% immediate adverse move in the Japanese yen exchange rate from the rate in effect as of December 31, 2011, would have increased our remaining capital expenditures by approximately $335,759. While, from time to time, we have in the past used financial derivatives in the form of foreign exchange forward agreements to mitigate the risk associated with exchange rate fluctuations, currently, no such instruments are in place, although we may enter into foreign exchange forward agreements in the future in relation to the remaining payments denominated in Japanese Yen for the newbuild vessels we have contracted to purchase.

There have been no material quantitative changes in market risk exposures between 2011 and 2010.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

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

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2011. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2011.

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

In making its assessment of our internal control over financial reporting as of December 31, 2011, management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Management concluded that, as of December 31, 2011, our internal control over financial reporting was effective. Deloitte Hadjipavlou, Sofianos & Cambanis S.A. (“Deloitte”), our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2011 which is reproduced in its entirety in Item 15(c) below.

C.	Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Safe Bulkers, Inc.,
Majuro, Republic of The Marshall Islands,

We have audited the internal control over financial reporting of Safe Bulkers, Inc., and its subsidiaries (the “Company”) as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated February 29, 2012 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece

February 29, 2012

D.	Changes in Internal Control over Financial Reporting

During the period covered by this annual report, we have made no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

We have adopted a Code of Business Conduct and Ethics for all officers and employees of our company, which incorporates a Code of Ethics for directors and a Code of Conduct for corporate officers, a copy of which is posted on our website, and may be viewed at http://www.safebulkers.com/corp_ethics.htm. We will also provide a paper copy of this document free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Dr. Loukas Barmparis, Secretary, Safe Bulkers, Inc., 32 Avenue Karamanli, 16605, Voula, Athens, Greece. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2011.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees billed to the Company for the fiscal years ended December 31, 2010 and 2011 by the Company’s principal accounting firm, Deloitte, Hadjipavlou, Sofianos & Cambanis S.A, an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, Limited, by the category of service, were as follows:

	2010	2011

	(In Thousands)
Audit fees	$496	$509
All other fees	—	—
Total fees	$496	$509

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

On June 10, 2009, the Company announced that Vorini Holdings Inc. authorized a program under which it may from time to time purchase shares of the Company’s common stock on the open market. The maximum number of shares of common stock that can be purchased annually under the program and any private placement is approximately 2% of the Company’s shares outstanding. The program is still in effect and details on the shares purchased in 2011 pursuant to the program or through private placements are set forth in the table below. As of February 25, 2012, the Company had 70,896,924 shares of common stock outstanding. Approximately 45,889,032 of those shares, or 64.73% of common stock outstanding, were held by the Company’s affiliates, according to information provided to the Company by such affiliates. The remaining 25,007,892 shares, or 35.27% of common stock outstanding, represented the public float.

Period 2011	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Units)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs

January	—	—	—
February	—	—	—
March	—	—	—
April	—	—	—
May	—	—	—
June	—	—	—
July	—	—	—
August	—	—	—
September	—	—	—
October	11,200	$5.47	11,200
November	—	—	—
December	—	—	—
2012
January	—	—	—
February	—	—	—

(a)	All purchases have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-26 included herein by reference.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation*

1.2	Articles of Amendment to Amended and Restated Articles of Incorporation**

1.3	Amended and Restated Bylaws*

2.1	Form of Registration Rights Agreement between Safe Bulkers, Inc. and Vorini Holdings Inc.*

2.2	Stockholder Rights Agreement*

2.3	Specimen Share Certificate*

4.1	Form of Management Agreement between Safety Management Overseas S.A. and Safe Bulkers, Inc.*

4.2	Amendment No. 1 to Management Agreement between Safety Management Overseas S.A. and Safe Bulkers, Inc.

4.3	Form of Restrictive Covenant Agreement among Safe Bulkers, Inc., Polys Hajioannou, Vorini Holdings Inc., SafeFixing Corp and Machairiotissa Holdings Inc.*

4.4	Form of Restrictive Covenant Agreement between Safe Bulkers, Inc. and Polys Hajioannou*

4.5	Amendment No. 1 to Restrictive Covenant Agreement between Safe Bulkers, Inc. and Polys Hajioannou

8.1	List of Subsidiaries

12.1	Certification of principal executive officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended

12.2	Certification of principal financial officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended

13.1	Certification of principal executive officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Consent of Independent Registered Public Accounting Firm

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995) filed with the SEC and hereby incorporated by reference to such Registration Statement.
**	Previously filed as an exhibit to the Company’s Form 6-K filed with the SEC on October 8, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

February 29, 2012

By

/s/ KONSTANTINOS ADAMOPOULOS

Name: Konstantinos Adamopoulos
Title: Chief Financial Officer and Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Safe Bulkers, Inc.
Majuro, Republic of The Marshall Islands

We have audited the accompanying consolidated balance sheets of Safe Bulkers, Inc. and subsidiaries (the “Company”) as of December 31, 2010 and 2011, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Safe Bulkers, Inc. and subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
February 29, 2012

SAFE BULKERS, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2010 AND 2011
(In thousands of U.S. Dollars, except for share and per share data)

		December 31,

	Notes	2010	2011

ASSETS
CURRENT ASSETS:
Cash and cash equivalents		65,335	28,121
Time deposits – Short-term		35,080	—
Accounts receivable trade		1,285	5,550
Due from Manager		—	24
Inventories		1,417	2,653
Prepaid expenses and other current assets		1,159	1,611

Total current assets		104,276	37,959

FIXED ASSETS:
Vessels, net	4	541,244	655,356
Advances for vessel acquisition and vessels under construction	5	99,014	122,307

Total fixed assets		640,258	777,663

OTHER NON CURRENT ASSETS:
Deferred finance charges, net	6	930	6,226
Restricted cash		5,423	5,423
Derivative assets	13	4,485	—
Long-term investment	8	50,000	50,000

Total assets		805,372	877,271

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	7	27,674	18,486
Unearned revenue	19	10,685	23,211
Trade accounts payable		1,470	1,183
Accrued liabilities	14	5,903	6,556
Derivative liability	13	6,802	2,237
Due to Manager	3	449	—
Total current liabilities		52,983	51,673
Derivative liabilities	13	9,787	10,130
Long-term debt, net of current portion	7	467,070	465,805
Unearned revenue – Long-term	19	31,399	17,821

Total liabilities		561,239	545,429

COMMITMENTS AND CONTINGENCIES	10	—	—
SHAREHOLDERS’ EQUITY:
Shareholders’ equity:
Common stock, $0.001 par value; 200,000,000 authorized, 65,876,507 and 70,891,916 issued and outstanding at December 31, 2010 and 2011, respectively	9	66	71
Preferred stock, $0.01 par value; 20,000,000 authorized, none issued or outstanding		—	—
Additional paid in capital		75,166	114,918
Retained earnings		168,901	216,853
Total shareholders’ equity		244,133	331,842

Total liabilities and shareholders’ equity		805,372	877,271

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In thousands of U.S. Dollars, except for share and per share data)

		Year Ended December 31,

	Notes	2009	2010	2011

REVENUES:
Revenues	11	168,400	159,698	172,036
Commissions		(3,794)	(2,678)	(3,128)

Net revenues		164,606	157,020	168,908

EXPENSES:
Voyage expenses		(577)	(610)	(1,987)
Vessel operating expenses	12	(19,628)	(23,128)	(26,066)
Depreciation	4	(13,893)	(19,673)	(23,637)
General and administrative expenses
- Management fee to related party	3,18	(4,436)	(4,880)	(6,026)
- Third party expenses	18	(2,610)	(2,138)	(2,463)
Early redelivery income, net	15	74,951	132	207
Loss on asset purchase cancellations	16	(20,699)	—	—
Gain on sale of assets	20	—	15,199	—

Operating income		177,714	121,922	108,936

OTHER (EXPENSE)/INCOME:
Interest expense	7	(10,342)	(6,423)	(5,250)
Other finance costs		(442)	(330)	(1,055)
Interest income		2,164	2,627	1,046
Loss on derivatives	13	(4,416)	(8,164)	(12,491)
Foreign currency gain/(loss)		838	281	(799)
Amortization and write-off of deferred finance charges	6	(106)	(266)	(653)

Net income		165,410	109,647	89,734

Earnings per share in U.S. Dollars, basic and diluted	22	3.03	1.73	1.29
Weighted average number of shares, basic and diluted		54,510,587	63,300,466	69,463,093

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS
OF SHAREHOLDERS’ EQUITY FOR THE YEARS
ENDED DECEMBER 31, 2009, 2010 AND 2011
(In thousands of U.S. Dollars, except for per share data)

	Common Stock	Additional Paid in Capital	Retained Earnings	Total

Balance as of January 1, 2009	55	30	(35,630)	(35,545)
Net income	—	—	165,410	165,410
Share based compensation	—	60	—	60
Dividends ($0.60 per share)	—	—	(32,706)	(32,706)

Balance as of December 31, 2009	55	90	97,074	97,219

Net income	—	—	109,647	109,647
Issuance of common stock	11	74,956		74,967
Share based compensation	—	120	—	120
Dividends ($0.60 per share)	—	—	(37,820)	(37,820)

Balance as of December 31,2010	66	75,166	168,901	244,133

Net income	—	—	89,734	89,734
Issuance of common stock	5	39,632	—	39,637
Share based compensation	—	120	—	120
Dividends ($0.60 per share)	—	—	(41,782)	(41,782)

Balance as of December 31,2011	71	114,918	216,853	331,842

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(In thousands of U.S. Dollars)

	December 31,

	2009	2010	2011

Cash Flows from Operating Activities:
Net income	165,410	109,647	89,734

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	13,893	19,673	23,637
Gain on sale of assets	—	(15,199)	—
Loss on asset purchase cancellations	20,395	—	—
Amortization and write-off of deferred finance charges	106	266	653
Unrealized foreign exchange (gain)	(1,028)	(326)	—
Unrealized (gain)/loss on derivatives	(3,729)	(4,508)	263
Share based compensation	60	120	120
Change in:
Accounts receivable trade	(1,377)	620	(4,265)
Due from Manager	112	—	(24)
Inventories	(56)	(172)	(1,236)
Accrued revenue	2,245	1,693	—
Prepaid expenses and other current assets	(408)	(37)	(452)
Due to Manager	19	430	(449)
Trade accounts payable	1,093	(1,198)	(287)
Accrued liabilities	1,396	(1,523)	547
Unearned revenue	13,207	8,661	(1,052)

Net Cash Provided by Operating Activities	211,338	118,147	107,189

Cash Flows from Investing Activities:
Vessel acquisitions including advances for vessels under construction	(131,474)	(192,418)	(160,969)
Proceeds from sale of assets	—	32,168	—
Acquisition of long term investments	(50,000)	—	—
Increase in restricted cash	(6,405)	(650)	—
Restricted cash released	32,629	6,382	—
Increase in bank time deposits	(78,147)	(86,548)	—
Maturity of bank time deposits	41,534	109,357	35,080

Net Cash Used in Investing Activities	(191,863)	(131,709)	(125,889)

Cash Flows from Financing Activities:
Proceeds from long-term debt	42,000	74,500	84,000
Principal payments of long-term debt	(38,026)	(50,992)	(94,453)
Dividends paid	(32,706)	(37,820)	(41,782)
Payment of deferred financing costs	(10)	(519)	(5,916)
Proceeds on issuance of common stock (net)	—	74,967	39,637

Net Cash (Used in)/Provided by Financing Activities	(28,742)	60,136	(18,514)

Net (decrease)/ increase in cash and cash equivalents	(9,267)	46,574	(37,214)
Effect of exchange rate changes on cash	—	326	—
Cash and cash equivalents at beginning of year	27,702	18,435	65,335

Cash and cash equivalents at end of year	18,435	65,335	28,121

Supplemental cash flow information:
Cash paid for interest (excluding capitalized interest):	13,695	6,414	5,050

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

Safe Bulkers, Inc. (“Safe Bulkers”) was formed on December 11, 2007, under the laws of the Republic of The Marshall Islands for the purpose of acquiring an ownership interest in 19 companies, each of which owned a newbuild drybulk vessel or was scheduled to acquire a newbuild drybulk vessel, all of which were under the common control of Polys Hajioannou and his family.

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

As of December 31, 2011, Safe Bulkers held 32 wholly-owned companies which are referred to herein as “Subsidiaries”, and which together owned and operated a fleet of 18 drybulk vessels, and which together were scheduled to acquire an additional 10 newbuilds (the “Newbuilds”).

The accompanying consolidated financial statements include the operations, assets and liabilities of Safe Bulkers and its Subsidiaries, using the historical carrying costs of the assets and the liabilities of the Subsidiaries listed below.

Subsidiary	Vessel Name	Type	Built

Marindou Shipping Corporation (“Marindou”) (1)	Maria	Panamax	April 2003
Avstes Shipping Corporation (“Avstes”) (1)	Vassos	Panamax	February 2004
Kerasies Shipping Corporation (“Kerasies”) (1)	Katerina	Panamax	May 2004
Marathassa Shipping Corporation (“Marathassa”) (1)	Maritsa	Panamax	January 2005
Maxeikositessera Shipping Corporation (1)	Efrossini - (H 804)	Panamax	February 2012
(“Maxeikositessera”) (1)
Pemer Shipping Ltd. (“Pemer”) (1)	Pedhoulas	Kamsarmax	March 2006
Merchant
Petra Shipping Ltd. (“Petra”) (1)	Pedhoulas	Kamsarmax	May 2006
Trader
Pelea Shipping Ltd. (“Pelea”) (1)	Pedhoulas	Kamsarmax	March 2007
Leader
Staloudi Shipping Corporation (“Staloudi”) (1)	Stalo	Post—Panamax	January 2006
Marinouki Shipping Corporation (“Marinouki”) (1)	Marina	Post—Panamax	January 2006
Soffive Shipping Corporation (“Soffive”) (1)	Sophia	Post—Panamax	June 2007
Eniaprohi Shipping Corporation (“Eniaprohi”) (1)	Eleni	Post—Panamax	November 2008
Eniadefhi Shipping Corporation (“Eniadefhi”) (1)	Martine	Post—Panamax	February 2009
Maxdodeka Shipping Corporation (“Maxdodeka”) (1)	Andreas K	Post—Panamax	September 2009
Maxdekatria Shipping Corporation (“Maxdekatria”) (1)	Panayiota K	Post—Panamax	April 2010

Subsidiary	Vessel Name	Type	Built

Maxdeka Shipping Corporation (“Maxdeka”) (2)	Venus Heritage	Post—Panamax	December 2010
Shikoku Friendship Shipping Company (“Shikoku”) (2)	Venus History	Post—Panamax	September 2011
Maxenteka Shipping Corporation (“Maxenteka”) (2)	Venus Horizon - (H 1594)	Post—Panamax	February 2012
Maxpente Shipping Corporation (“Maxpente”) (1)	Kanaris	Capesize	March 2010
Eptaprohi Shipping Corporation (“Eptaprohi”) (1)	Pelopidas	Capesize	November 2011
Maxeikosi Shipping Corporation (“Maxeikosi”) (1)	TBN - H 616	Kamsarmax	1H 2012 (3)
Maxeikositria Shipping Corporation (“Maxeikositria”) (1)	TBN - H 631	Kamsarmax	1H 2012 (3)
Maxeikosiena Shipping Corporation (“Maxeikosiena”) (1)	TBN - H 617	Kamsarmax	1H 2012 (3)
Maxeikosipente Shipping Corporation (“Maxeikosipente”) (1)	TBN - H 131	Capesize	2H 2012 (3)
Efragel Shipping Corporation (“Efragel”) (1)	TBN - H 1154	Panamax	2H 2014 (3)
-//-	Efrossini	Panamax	February 2003 (4)
(hereinafter
called “Old
Efrossini”)
Shikokutessera Shipping Inc. (“Shikokutessera”) (2)	TBN - H 1659	Panamax	2H 2013 (3)
Shikokupente Shipping Inc. (“Shikokupente”) (2)	TBN - H 1660	Panamax	1H 2014 (3)
Shikokuexi Shipping Inc. (“Shikokuexi”) (2)	TBN - H 2396	Post—Panamax	2H 2014 (3)
Shikokuepta Shipping Inc. (“Shikokuepta”) (2),(5)	—	—	—
Maxtessera Shipping Corporation (“Maxtessera”) (2)	—	—	—
Maxeikosiexi Shipping Corporation (“Maxeikosiexi”) (1)	—	—	—
Maxeikosiepta Shipping Corporation (“Maxeikosiepta”) (1)	—	—	—

(1)	Incorporated under the laws of the Republic of Liberia
(2)	Incorporated under the laws of the Republic of The Marshall Islands
(3)	Estimated completion date for newbuild vessels
(4)	Vessel sold in January 2010. Refer to Note 20.
(5)	See Note 23(c).

Safe Bulkers and the Subsidiaries are collectively referred to in the notes to the consolidated financial statements as the “Company.”

The Company’s principal business is the acquisition, ownership and operation of drybulk vessels. The Company’s vessels operate worldwide, carrying drybulk cargo for the world’s largest consumers of marine drybulk transportation services. Safety Management Overseas S.A., a company incorporated under the laws of the Republic of Panama (“Safety Management” or the “Manager”), a related party controlled by Polys Hajioannou, provides technical, commercial and administrative management services to the Company.

For the years ended December 31, 2009, 2010 and 2011, the following charterers individually accounted for more than 10% of the Company’s charter revenues as follows:

	December 31,

	2009	2010	2011

A	56.59%	44.92%	48.17%
B	18.35%	18.78%	17.93%
C	—	12.67%	—

There are many charterers that are active in the market where the Company’s vessels are offered for charter, and management has determined that the concentration of its business with a limited number of customers does not pose a significant risk.

2.	Significant Accounting Policies:

Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of Safe Bulkers and its subsidiaries. All intra-group and intercompany balances and transactions have been eliminated upon consolidation.

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

Foreign Currency Translation: The reporting and functional currency of the Company is the United States (“U.S.”) dollar or (“USD”). Transactions incurred in other currencies are translated into U.S. dollars using the exchange rates in effect at the time of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in other currencies are translated to reflect the period end exchange rates. Resulting gains or losses from foreign currency transactions are recorded within Foreign currency gain/(loss) in the accompanying consolidated statements of income in the period in which they arise.

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

Inventories: Inventories consist of bunkers and lubricants owned by the Company remaining on board the vessels at the end of each reporting period, which are stated at the lower of cost or market. Cost is determined using the first–in, first-out method.

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

Impairment of Long-lived Assets: The Company follows the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statement of income. Various factors including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs are included in this analysis. No impairment loss was recorded during the years ended December 31, 2009, 2010 and 2011.

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

Derivative Instruments: The Company may enter into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to the acquisition of vessels and on certain loan obligations. The Company also enters into interest rate derivatives to create economic hedges for its exposure to interest rate risk of its loan obligations (see also Notes 7 and 13). When such derivatives do not qualify for hedge accounting the Company records these financial instruments in the consolidated balance sheet at their fair value as either a derivative asset or a liability, and recognizes the fair value changes thereto in the consolidated statements of income. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) until the hedged item is recognized in the consolidated statements of income. For the years ended December 31, 2009, 2010 and 2011, no derivatives were accounted for as accounting hedges.

Financial Instruments: Over-the-counter foreign exchange forward contracts and interest rate derivatives are recorded at fair value. Other financial instruments, including cash equivalents and debt are recorded at amortized cost.

(a)

Interest rate risk: The Company’s interest rates and long-term loan repayment terms are described in Note 7.The Company manages its interest rate risk by entering into interest rate derivative instruments which are described in Note 13.

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

Accounting for Revenues and Related Expenses: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered under time charter, where a contract is entered into for the use of a vessel for a specific voyage or a specific period of time and at a specified daily charter rate. Time charter revenues are recognized as earned on the straight-line basis over the term of the charter as service is provided. Revenues from time charter may also include ballast bonus, which is an amount paid by the charterer for repositioning the vessel at the charterer’s disposal (delivery point), which is recognized as revenue over the term of the charter, and other miscellaneous revenues from vessel operations. Expenses relating to the Company’s time charters are vessel operating expenses and certain voyage expenses, which are paid by the Company and recognized as incurred. Vessel operating expenses that are paid by the Company include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other minor miscellaneous expenses. Voyage expenses which are also recognized as incurred and paid by the Company include costs for draft surveys, hold cleaning, postage, extra war risk insurance, bunkers during ballast period and other minor miscellaneous expenses related to the voyage. The charterer is responsible for paying the cost of bunkers and other voyage expenses (e.g., port expenses, agents’ fees, canal dues, extra war risks insurance and any other expenses related to the cargo).

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

Taxes: Entities within the group that are incorporated under the laws of either the Republic of Liberia or the Republic of The Marshall Islands are not subject to Liberian or Marshall Islands income taxes. However, each vessel-owning Subsidiary is subject to registration and tonnage taxes under the laws of the Republic of Cyprus or the Republic of The Marshall Islands depending on where each Company’s vessel is registered, which is not an income tax. These registration and tonnage taxes are recorded within Vessel Operating Expenses in the accompanying consolidated statements of income.

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

Recent Accounting Pronouncements: On May 12, 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-04 “Fair Value Measurement and Disclosures to Fair Value Measurement” 2011-04. This update expands ASC 820’s (“Fair Value Measurement”) existing disclosure requirements for fair value measurements and makes other amendments which could change how the fair value measurement guidance in ASC 820 is applied. This new guidance is effective prospectively for interim and annual periods beginning after December 15, 2011. The adoption of this pronouncement is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

3.	Transactions with Related Parties

Safety Management Overseas S.A., Panama (the “Manager”): On May 29, 2008, Safe Bulkers signed a management agreement (the “Management Agreement”) with Safety Management, a related party that is controlled by Polys Hajioannou. Under such Management Agreement, each vessel-owning Subsidiary has entered into, or in the case of vessels not yet delivered, will enter into, a management agreement with the Manager (the “Shipmanagement Agreements”). Under these Shipmanagement Agreements, chartering, operations, technical and accounting services are provided to the vessels by the Manager. In accordance with the Management Agreement and the Shipmanagement Agreements, the Manager receives a fixed fee of $0.575 per day plus, 1.25% on gross freight, charter hire, ballast bonus and demurrage from each of the vessel-owning companies in exchange for these management services. As of May 29, 2010, pursuant to an agreement between us and our Manager, the fee on gross freight, charter hire, ballast bonus and demurrage was readjusted to 1.25% from 1.0%. Effective from May 29, 2011, the Company and the Manager agreed to set the fixed fee to $0.700 per day. Under the Management Agreement, each of the Subsidiaries that are scheduled to own a newbuild has entered into or will enter into supervision agreements with the Manager (the “Supervision Agreements”). Under the Supervision Agreements, the Manager will provide on-site supervision services with respect to all newbuilds, and will receive a fee of $375, of which 50% is payable upon the signing of the relevant Supervision Agreement, and 50% upon successful completion of the sea trials of each newbuild. Effective from May 29, 2011, the Company and the Manager agreed to set the fee for the on-site supervision services with respect to all newbuilds to $550 for any Supervision Agreements signed after May 29, 2011. In addition, under the Management Agreement, an amount equal to 1.0% of the contract price for the sale or acquisition (constructed or purchased) of each vessel is payable to the Manager with the exception of the acquisition of Eleni and Martine.

Management fees charged by the Manager for the years ended December 31, 2009, 2010 and 2011 amounted to $4,436, $4,880 and $6,026 respectively, and are recorded in the accompanying consolidated statements of income within General and Administrative Expenses (see Note 18). Commissions on the contract price of vessels sold, charged by the Manager during the years ended December 31, 2009, 2010 and 2011, amounted to $0, $330 and $0 respectively, and are recorded within Gain on sale of assets in the consolidated statements of income (see Note 20). Commissions on the contract price of vessels purchased, charged by the Manager during the years ended December 31, 2009, 2010 and 2011, amounted to $710, $1,840 and $1,348, respectively, and are included as part of the vessel cost. Supervision fees charged by the Manager during the years ended December 31, 2009, 2010 and 2011 amounted to $750, $938 and $2,113, respectively, and are included as part of the vessel cost.

4.	Vessels, Net

Vessels, net, are comprised of the following:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance, January 1, 2010	418,443	(44,519)	373,924
Transfer from Advances for vessel acquisitions	186,924	—	186,924
Depreciation expense	—	(19,604)	(19,604)

Balance, December 31, 2010	$605,367	$(64,123)	$541,244

Transfer from Advances for vessel acquisitions	137,749	—	137,749
Depreciation expense	—	(23,637)	(23,637)

Balance, December 31, 2011	$743,116	$(87,760)	$655,356

Transfer from Advances for vessel acquisitions represents advances paid in respect of the acquisition of vessels, which were under construction and delivered to the Company. For the periods presented, the Company accepted delivery of the following vessels:

•	During the year ended December 31, 2010: Kanaris, Panayiota K and Venus Heritage.

•	During the year ended December 31, 2011: Venus History and Pelopidas.

Depreciation charges for the year ended December 31, 2010 include an amount of $69, which relates to the depreciation of minor movable equipment on board the vessels, which were capitalized up to December 31, 2007, and which are depreciated on a straight-line basis over five years. No depreciation charges for such equipment were incurred during the year ended December 31, 2011. Acquisitions of minor movable equipment on board the vessels subsequent to December 31, 2007 are expensed in the year incurred, due to the immaterial amounts involved.

As of December 31, 2011, vessels with a carrying value of 575,167 have been provided as collateral to secure the Company’s bank loans as discussed in Note 7 and Note 10.

5.	Advances for Vessel Acquisition and Vessels under Construction

Advances for vessel acquisition and vessels under construction are comprised of the following:

Balance, January 1, 2010	93,520
Advances paid, including capitalized expenses and interest	192,418
Transferred to vessel cost	(186,924)

Balance, December 31, 2010	$99,014

Advances paid, including capitalized expenses and interest	161,042
Transferred to vessel cost	(137,749)

Balance, December 31, 2011	$122,307

Advances Paid for vessel acquisitions and vessels under construction relate to payments of installments that were due to the respective shipyard or third-party sellers and certain capitalized expenses. During 2010 and 2011 such payments were made for the following vessels:

•	During the year ended December 31, 2010: Kanaris, Panayiota K, Venus Heritage, Pelopidas, Venus History, Hull 616, Hull 617 and Hull 631; and

•	During the year ended December 31, 2011: Venus History, Pelopidas, Venus Horizon (ex. Hull 1594), Efrossini (ex. Hull 804), Hull 131, Hull 1659, Hull 1660 and Hull 2396.

Transfers to vessel cost relate to the delivery to the Company from the respective shipyard or third-party seller of the following vessels:

	•	During the year ended December 31, 2010: Kanaris, Panayiota K and Venus Heritage.

	•	During the year ended December 31, 2011: Venus History and Pelopidas.

6.	Deferred Finance Charges, Net

Deferred finance charges are comprised of the following:

Balance, January 1, 2010	677
Additions	519
Write-off	(127)
Amortization expense	(139)

Balance, December 31, 2010	$930

Additions	5,949
Write-off	(60)
Amortization expense	(593)

Balance, December 31, 2011	$6,226

7.	Bank Debt

Bank debt is comprised of the following secured borrowings:

			December 31,

Borrower	Commencement	Maturity	2010	2011

Marathassa	February 2005	February 2017	$18,195	$16,565
Marinouki	March 2006	March 2018	29,229	27,695
Petra	January 2007	January 2019	32,671	24,971
Pemer	March 2007	March 2019	32,667	24,968
Pelea	June 2007	June 2019	37,987	31,987
Soffive	November 2007	November 2019	39,600	35,400
Kerasies	December 2007	December 2019	35,200	33,065
Marindou	January 2008	January 2018	34,500	28,500
Avstes	April 2008	April 2018	30,000	28,284
Staloudi	July 2008	July 2023	49,320	43,860
Eniaprohi	November 2008	November 2018	40,000	34,000
Eniadefhi	February 2009	February 2019	41,625	34,500
Maxdodeka	February 2010	February 2016	33,750	—
Maxpente	July 2010	January 2015	40,000	38,200
Maxdeka	August 2011	December 2022	—	37,496
Shikoku	October 2011	August 2023	—	44,800

Total			$494,744	$484,291

Current portion			$27,674	$18,486

Long-term portion			$467,070	$465,805

The above loans and credit facilities generally bear interest at LIBOR plus a margin, except for the Maxdeka and Shikoku loan facilities, under which a portion of the principal amounts bear interest at the Commercial Interest Reference Rate published by the Organization for Economic Co-operation and Development applicable on the date of signing of the relevant loan agreements. The above loans and credit facilities are generally repayable in semi-annual installments and a balloon payment at maturity except for the Maxdeka and Shikoku loan facilities, which are repayable in semi-annual installments. The fair value of the long term debt outstanding on December 31, 2011 amounted to $487,187.

As of December 31, 2011, an aggregate amount of $43,731 was available for drawing under certain of the above loans and reducing revolving credit facilities. The estimated minimum annual principal payments required to be made after December 31, 2011, based on the bank loan and credit facility agreements as amended, are as follows:

To December 31,

2012	$18,486
2013	23,588
2014	31,733
2015	66,216
2016	34,816
2017 and thereafter	309,452

Total	$484,291

Total interest incurred on long-term debt for the years ended December 31, 2009, 2010 and 2011 amounted to $10,399, $6,738, and $6,722, respectively, which includes interest capitalized of $58, $315 and $1,472 for the years ended December 31, 2009, 2010 and 2011, respectively. The average interest rate (including the margin) for all bank loan and credit facilities during the years 2009, 2010 and 2011 was 2.137% p.a., 1.394% p.a., and 1.439% p.a., respectively.

Certain of the above loans or credit facilities have a currency conversion option whereby the borrower may elect to convert the outstanding loan amount or any part thereof to certain currencies specified in each agreement, using the spot exchange rate applicable on the date of conversion. Specified currencies include Japanese Yen (“JPY”), Swiss Franc (“CHF”), Euro (“EUR”), Canadian dollar (“CAD”) or pound sterling (“GBP”), depending on the relevant agreement. In all the above loans or credit facilities with a currency conversion option, no consideration has been or will be paid by any of the borrowers to the respective lenders in connection with the conversion option since the parties did not ascribe value to the conversion option as the conversion options are always based on the market or spot rates at the time they are exercised. The exercise of the conversion option in any of the above loans or credit facilities results in a change in both the currency denomination of the loan and the basis of the interest rate (that is, a USD-denominated loan bears interest based on USD LIBOR and, upon conversion into a JPY-denominated loan, will bear interest based on JPY LIBOR). All other terms of the loans or credit facilities, including the margin (the interest rate spread over LIBOR) and the repayment terms, will remain the same upon exercise of the currency conversion option.

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

As of December 31, 2010 and 2011 all loans were denominated in US Dollars.

The foregoing loans and credit facilities are secured as follows:

•	First priority mortgages over the vessels owned by the respective borrowers;

•	First priority assignment of all insurances and earnings of the mortgaged vessels;

•	Second priority mortgage over the Maritsa as security for the Kerasies loan;

•	Second priority mortgage over the Pedhoulas Merchant as security for the Petra loan;

•	Second priority mortgage over the Pedhoulas Trader as security for the Pemer loan;

•	Second priority mortgage over the Eleni as security for the Marindou loan;

•	Second priority mortgage over the Eleni as security for the Pelea loan;

•	Cross corporate guarantees issued by each of Maxdodeka, Pelea, Avstes, Marindou, Eniaprohi and Eniadefhi as security for the credit facility of each guarantor; and

•	Corporate guarantee from Safe Bulkers.

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

Six of the loan agreements require the respective borrower to maintain at all times a minimum balance of $150 in the vessel operating account. In one of the loan and credit facility agreements the borrower must maintain a cash collateral deposit of $2,000 with the lender.

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

•

its consolidated net worth (total consolidated assets less total consolidated liabilities) (“Consolidated Net Worth Covenant”) must not at any time be less than $150,000, $175,000 or $200,000 (as the case may be) with the relevant bank;

•	payment of dividends is subject to no event of default having occurred;

•	maintenance of minimum free liquidity of $500 is required on deposit with a relevant lender on a per vessel basis for five vessels; and

•	a minimum of 51% of its shares shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities.

As of December 31, 2011, the Company was in compliance with all debt covenants with respect to its loans and credit facilities.

8.	Long-term Investment

During the year ended December 31, 2009, the Company invested $50,000 in a five-year Floating Rate Note issued by HSBC Bank Middle East Limited, which is recorded in the consolidated balance sheet at amortized cost as the Company intends to hold the investment until its maturity on October 14, 2014. The Company receives interest on a quarterly basis, based on the three-month U.S. dollar LIBOR plus a margin of 1.5%. The fair market value of the Floating Rate Note as of December 31, 2011 was approximately $49,290 based on an indicative bid price from the relevant bank. Subject to certain conditions, the Company may borrow up to 80% of the Floating Rate Note amount.

9.	Share Capital

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

In March 2010, the Company successfully completed a public offering, whereby 10,350,000 shares of common stock of Safe Bulkers were issued and sold, and a private placement, whereby 1,000,000 shares of common stock of Safe Bulkers were issued and sold to Vorini Holdings. The net proceeds of the public offering and the private placement were $74,967, net of underwriting discount of $3,150 and offering expenses of $861.

In April 2011, the Company successfully completed a public offering, whereby 5,000,000 shares of common stock of Safe Bulkers were issued and sold. The net proceeds of the public offering were $39,637, net of underwriting discount of $2,100 and offering expenses of $263.

Pursuant to an arrangement approved by the Company’s shareholders’ and the corporate governance, nominating and compensation committee effective July 1, 2008, the audit committee chairman receives the equivalent of $15 every quarter, payable in arrears in the form of newly issued common stock of the Company as part compensation for services rendered as audit committee chairman. The number of shares to be issued is determined based on the closing price of the Company’s common stock on the last trading day prior to the end of each quarter in which services were provided and are issued as soon as practicable following the end of the quarter. During the years ended December 31, 2010 and 2011, 7,644 shares and 7,705 shares, respectively, were issued to the audit committee chairman.

Pursuant to an arrangement approved by the Company’s shareholders and the corporate governance, nominating and compensation committee, effective January 1, 2010, the independent directors of the Company other than the audit committee chairman each receive the equivalent of $7.5 every quarter, payable in arrears in the form of newly issued common stock of the Company as part compensation for services rendered as independent directors. The number of shares to be issued is determined as noted above. During the year ended December 31, 2010 and 2011, 5,932 shares and 7,704 shares, respectively were issued to the independent directors of the Company other than the audit committee chairman.

10.	Commitments and Contingencies

(a)	Commitments under Shipbuilding Contracts and Memorandums of Agreement (“MoAs”)

As of December 31, 2011 the Company had commitments under six shipbuilding contracts and four MoAs for the acquisition of ten newbuilds. The Company expects to settle these commitments as follows:

Year Ending December 31,	Due to Shipyards/ Sellers	Due to Manager	Total

2012	$146,515	$4,349	$150,864
2013	37,026	1,180	38,206
2014	68,296	2,332	70,628

Total	$251,837	$7,861	$259,698

(b)	Credit facilities

i.

In November 2010, the Company concluded the documentation of a loan facility for up to $24,000, which will be used to refinance part of the purchase price paid for the acquisition by Maxdekatria of the vessel Panayiota K (the “Maxdekatria loan”). The Maxdekatria loan is available for drawing until June 30, 2012 and is repayable over eight years in 16 semi-annual consecutive installments commencing six months after the loan drawdown and a balloon payment payable with the final installment and will be secured by a first priority mortgage over the vessel Panayiota K and other usual maritime securities and a corporate guarantee by Safe Bulkers, which provides for the financial covenants described in Note 7.

ii.

In June 2011, the Company concluded the documentation for a loan facility for up to $52,800, which will be used to refinance part of the purchase price paid for the acquisition by Eptaprohi of the vessel Pelopidas (the “Eptaprohi credit facility”). The Eptaprohi credit facility will be made available upon commencement of the long-term contracted employment of the vessel Pelopidas. The Eptaprohi credit facility is repayable over seven years in 14 semi-annual consecutive installments commencing six months after the loan drawdown and a balloon payment payable with the final installment and will be secured by a first priority mortgage over the vessel Pelopidas and other usual maritime securities and a corporate guarantee by Safe Bulkers, which provides for the financial covenants described in Note 7.

iii.

In May 2011, the Company concluded the documentation for a loan facility for up to $38,400, which will be used to finance part of the purchase price of Venus Horizon (ex. Hull 1594) (the “Maxenteka credit facility”). The Maxenteka credit facility will be made available upon delivery by the sellers of Venus Horizon (ex. Hull 1594). The Maxenteka credit facility is repayable over twelve years in 24 semi-annual consecutive installments commencing six months after scheduled delivery of the vessel by the sellers and will be secured by a first priority mortgage over Venus Horizon (ex. Hull 1594), a first priority mortgage over the vessel Venus Heritage, a first priority mortgage over the vessel Venus History and other usual maritime securities and a corporate guarantee by Safe Bulkers, which provides for the financial covenants described in Note 7.

iv.

In September 2011, the Company accepted a commitment letter from a bank for a loan facility for the lesser of $20,000, or 65% of the fair market value of Hull 616 which will be used to finance part of the purchase price of Hull 616 (the “Maxeikosi credit facility”). The Maxeikosi credit facility will be made available upon delivery by the shipyard of Hull 616. The Maxeikosi credit facility is repayable over two years in 4 semi-annual consecutive installments commencing six months after loan drawdown and a balloon payment payable with the final installment and will be secured by a first priority mortgage over Hull 616 and other usual maritime securities and a corporate guarantee by Safe Bulkers, which provides for the financial covenants described in Note 7. The documentation was executed in February 2012.

(c)	Other contingent liabilities

The Subsidiaries have not been involved in any legal proceedings that may have, or have had, a significant effect on their business, financial position, results of operations or liquidity, nor is the Company aware of any proceedings that are pending or threatened that may have a significant effect on its business, financial position, results of operations or liquidity. From time to time various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, shipyards, insurance providers and other claims relating to the operation of the Company’s vessels. Management is not aware of any material claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

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

11.	Revenues

Revenues are comprised of the following:

	Year Ended

	December 31,

	2009	2010	2011

Time charter revenue	$165,604	$157,663	$167,759
Ballast bonus	980	—	2,382
Other income	1,816	2,035	1,895

Total	$168,400	$159,698	$172,036

12.	Vessel Operating Expenses

Vessel operating expenses are comprised of the following:

	Year Ended

	December 31,

	2009	2010	2011

Crew wages and related costs	$10,055	$11,441	$13,196
Insurance	2,112	1,880	2,260
Repairs, maintenance and drydocking costs	994	1,764	2,108
Spares, stores and provisions	2,845	3,947	4,055
Lubricants	2,451	2,808	3,059
Taxes	140	178	212
Miscellaneous	1,031	1,110	1,176

Total	$19,628	$23,128	$26,066

13.	Fair Value of Financial Instruments and Derivatives Instruments

Over-the-counter foreign exchange forward contracts and interest rate derivatives are recorded at fair value. The carrying values of the current financial assets and current financial liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair values of the variable interest long-term debt approximate the recorded values, due to their variable interest rates. The fair value of the fixed interest long term debt is estimated using prevailing market rates as of the period end. The fair values of the long term debt and long term investment (the floating rate note) are disclosed in Note 7 and 8, respectively.

Derivative instruments

The Company enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company from time to time may also enter into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to acquisition of vessels and on certain loan obligations or for trading purposes. Foreign exchange forward contracts are agreements entered into with a bank to exchange, at a specified future date, currencies of different countries at a specific rate. As of December 31, 2010 and 2011, the Company had no outstanding derivative instruments relating to currency exchange contracts.

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

Derivatives not designated as hedging instruments

		Asset Derivatives Fair Value		Liability Derivatives Fair Values

Type of Contract	Balance sheet location	December 31, 2010	December 31, 2011	December 31, 2010	December 31, 2011

Interest Rate	Derivative assets / Non Current assets	$4,485	$—	$—	$—
Interest Rate	Derivative liabilities / Current liabilities	—	—	6,802	2,237
Interest Rate	Derivative liabilities / Non-current liabilities	—	—	9,787	10,130

	Total Derivatives	$4,485	$—	$16,589	$12,367

	Amount of (Loss) Recognized on Derivatives

	Year ended December 31,

	2010	2011

Foreign Exchange Forward Contracts	$(198)	$(155)
Interest Rate Contracts	(7,966)	(12,336)

Net (Loss) Recognized	$(8,164)	$(12,491)

The gain or loss is recognized in the consolidated statement of income and is presented in Other (Expense)/Income – Loss on Derivatives.

The Company’s interest rate derivative instruments are pay-fixed, receive-variable interest rate swaps based on the USD LIBOR swap rate. The fair value of the interest rate swaps is determined using a discounted cash flow approach based on market-based LIBOR swap yield curves. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy. The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2010 and 2011.

	Significant Other Observable Inputs (Level 2)

	December 31,

	2010	2011

Derivative instruments – asset position	$4,485	$—
Derivative instruments – liability position	16,589	12,367

As of December 31, 2010 and 2011, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company’s consolidated balance sheet.

Interest Rate Derivatives

Details of interest rate swap transactions entered into with certain banks in respect of certain loans and credit facilities as of December 31, 2010 and 2011 are presented in the table below:

				Notional amount

Loan or Credit Facility	Inception	Expiry	Fixed Rate	December 31, 2010	December 31, 2011

Marindou (1)	January 14, 2008	January 14, 2013	3.9500%	$28,000	$27,253
Petra (1)	February 19, 2008	January 18, 2013	2.8850%	32,671	30,471
Pemer (1)	March 07, 2008	March 07, 2013	2.7450%	32,668	30,468
Marinouki (1)	March 19, 2008	March 05, 2013	2.7300%	29,229	27,695
Avstes (1)	April 25, 2008	April 18, 2013	3.8900%	29,000	27,342
Pelea (1)	December 15, 2008	December 15, 2011	3.7000%	36,000	—
Soffive (1)	November 20, 2008	November 20, 2011	3.5500%	39,600	—
Eniaprohi (1)	November 13, 2008	November 14, 2011	3.1500%	40,000	—
Staloudi (1)	January 07, 2009	January 07, 2012	3.3850%	49,320	45,680
Eniadefhi (1)	April 01, 2009	February 12, 2014	3.3500%	40,000	39,375
Marathassa (2)	November 23, 2009	November 23, 2012	1.6500%	18,195	16,565
Maxdodeka (2)	February 01, 2010	February 01, 2013	3.9100%	33,750	32,250
Kerasies (2)	December 14, 2010	December 14, 2015	1.6500%	35,200	33,066
Maxpente (2)	January 31, 2011	January 31, 2015	1.2200%	39,100	38,200
Eniaprohi (2)	November 14, 2011	November 14, 2014	1.4000%	37,776	37,776
Soffive (2)	November 20, 2011	November 20, 2014	1.3500%	37,200	37,200
Pelea (2)	December 15, 2011	December 15, 2016	2.0500%	36,461	36,461
Marathassa (2)	November 23, 2012	November 21, 2015	1.9500%	—	14,935
Staloudi (2)	January 09, 2012	January 07, 2015	1.4500%	43,860	43,860
Marindou (2)	January 14, 2013	January 16, 2018	1.6000%	—	28,500

Total				$638,030	$547,097

(1)

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

The notional amounts of the above transactions are reduced during the term of the swap transactions based on the expected principal outstanding under the respective facility. In the Petra, Pemer and Marinouki transactions, the respective bank has the right to cancel each swap on January 18, 2011, March 5, 2011 and March 7, 2011, respectively, and at six-month intervals thereafter, which cancellation rights have not been exercised to date.

14.	Accrued Liabilities

Accrued liabilities are comprised of the following:

	December 31,

	2010	2011

Interest on long-term debt	$1,014	$1,214
Vessels’ operating and voyage expenses	1,245	1,365
Commissions	35	65
Interest on derivatives and other finance expenses	3,345	3,571
General and administrative expenses	264	341

Total	$5,903	$6,556

15.	Early Redelivery Income, Net

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

			Year Ended December 31,

Company		Date	2009	2010	2011

Efragel	(a)	March 15, 2009	$29,096	$—	$—
Kerasies	(b)	June 26, 2009	22,331	—	—
Marindou	(c)	June 28, 2009	20,046	—	—
Pelea	(d)	July 19, 2009	2,653	—	—
Kerasies	(e)	March 25, 2010	—	(1,520)	—
Pemer	(f)	April 13, 2010	—	3,581	—
Pelea	(g)	April 28, 2010	—	(1,765)	—
Other minor early redeliveries		Various	825	(164)	207

Total			$74,951	$132	$207

Details of the transactions presented in the above table are as follows:
(a)

On March 15, 2009, Efragel took early redelivery of the Old Efrossini, instead of on January 8, 2011. The respective charterer paid cash compensation of $25,480, net of commissions. An amount of $3,616 representing the unearned revenue from the terminated period time charter contract was recorded as additional early redelivery income.

(b)

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

(d)	On July 19, 2009, Pelea took early redelivery of the Pedhoulas Leader, instead of on November 22, 2009. The respective charterer paid cash compensation of $2,653, net of commissions.
(e)

On March 25, 2010, Kerasies agreed with the charterers of the Katerina to terminate the $15.5 daily fixed rate time charter which had commenced on June 26, 2009, and was due to expire by September 15, 2011. As compensation for early redelivery, Kerasies agreed to pay the charterers $1,520, net of commissions.

(f)

On April 13, 2010, Pemer took early redelivery of the Pedhoulas Merchant, instead of on November 5, 2010. In connection with this early redelivery, we recognized early redelivery income of $3,581, comprising cash compensation paid by the relevant charterer of $4,799, net of commissions, less accrued revenue of $1,218.

(g)

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

16.	Loss on Asset Purchase Cancellations

In April 2009, each of Maxdeka and Maxenteka signed an agreement with a third party seller, whereby each agreed to cancel its contract for the acquisition of Hull 2054 and Hull 2055, respectively, and each agreed to forfeit the advance deposit paid of $7,212 per newbuild.

In June 2009, Maxpente entered into an agreement pursuant to which the shipbuilding contract for the acquisition of Hull 1075 was canceled, at a cancellation cost of $5,950, excluding commissions, which was forfeited from an advance payment. The remaining balance of the advance payment of $10,050 was used to settle the second advance payment for the acquisition of Pelopidas.

Loss on asset purchase cancellations during the year ended December 31, 2009 represents losses incurred on cancellation of the contracts discussed above, consisting of advances forfeited totaling $20,395 plus expenses net of interest earned of $304 related to the cancellations, and comprise the following:

•	Loss on cancellation of acquisition of Hull 2054 of $6,849, net of interest earned on the advance deposits;

•	Loss on cancellation of acquisition of Hull 2055 of $6,850, net of interest earned on the advance deposits; and

•	Loss on cancellation of acquisition of Hull 1075 of $7,000, inclusive of brokerage commissions, of which $5,950 represented the forfeiture of advance deposits.

No cancellations were concluded during the years ended December 31, 2010 and 2011.

17.	Lease Arrangements—Charters-out

The future minimum time charter revenue, net of commissions, based on vessels committed to non-cancelable time charter contracts (including fixture recaps) as of December 31, 2011, is as follows:

December 31,

2012	$136,001
2013	134,169
2014	70,057
2015	31,978
2016	22,958
Thereafter	202,361

Total	$597,524

Future minimum time charter revenue excludes the future acquisitions of the vessels discussed in Note 10, since estimated delivery dates are not confirmed. Revenues from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated off-hire time of 12 days to perform any scheduled drydocking on each vessel has been deducted, and it has been assumed that no additional off-hire time is incurred, although such estimate may not be reflective of the actual off-hire in the future.

18.	General and Administrative Expenses

General and administrative expenses for the years ended December 31, 2009, 2010 and 2011 were as follows:

	December 31,

	2009	2010	2011

Management fees - related party	$4,436	$4,880	$6,026
Professional fees (legal and accounting)	1,586	810	839
Director fees	180	240	240
Listing fees and expenses	69	63	58
Miscellaneous	775	1,025	1,326

Total	$7,046	$7,018	$8,489

19.	Unearned Revenue

Unearned Revenue represents cash received in advance of it being earned. Revenue is recognized as earned on a straight-line basis at their average rates where charter agreements provide for varying annual charter rates over their term. Total Unearned Revenue during the periods presented is as follows:

	December 31,

	2010	2011

Unearned Revenue
Revenue received in advance of service provided – Current liability	$4,675	$4,131
Deferred revenue resulting from varying charter rates
Current liability	6,010	19,080
Non-current liability	31,399	17,821

Total Unearned Revenue	$42,084	$41,032

20.	Gain on Sale of Assets

During the year ended December 31, 2010, the Company concluded the sale of the vessel Old Efrossini to an unrelated third party for gross consideration of $33,000. The sale realized a net gain of $15,199 after taking into account commissions and other directly related expenses amounting to $832 for the vessel.

No sales of vessels were concluded during the other periods presented.

21.	Dividends

During 2011, the Company declared and paid four consecutive quarterly dividends of $0.15 per share, totaling $41,782.

22.	Earnings Per Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year and includes the shares issuable to the audit committee chairman and the independent directors at the end of the year for services rendered. Diluted earnings per share are the same as basic earnings per share. There are no other potentially dilutive shares.

23.	Subsequent Events

(a) Dividend declaration:

On February 14, 2012, the Board of Directors declared a dividend of $0.15 per common share, totaling $10,635, payable to all shareholders of record as of February 24, 2012, on February 29, 2012.

(b) Credit facility:

In February 2012, the Company accepted a commitment letter from a bank for a reducing revolving credit facility for up to $18,000, which will be used to finance part of the purchase price of Hull 631 (the “Maxeikositria credit facility”). The Maxeikositria credit facility will be made available upon delivery by the shipyard of Hull 631. The Maxeikositria credit facility is repayable over seven years in 14 semi-annual consecutive installments commencing six months after loan drawdown and a balloon payment payable with the final installment and will be secured by a first priority mortgage over Hull 631 and other usual maritime securities and a corporate guarantee by Safe Bulkers, which provides for the financial covenants described in Note 7.

(c) Shipbuilding contract:

In February 2012, Shikokuepta entered into a shipbuilding contract for the acquisition of a Post-Panamax class newbuild vessel, scheduled to be delivered in the second half of 2014.