Form 20-F/A
period 2011-12-31
SAFE BULKERS, INC.
filed 2012-03-12
CIK 1434754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

_____________________

(Mark One)

[_]       Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

[X]       Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2011

[_]       Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

[_]       Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [_] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [_] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [_]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every

Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X]No [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_]	Accelerated filer [X]	Non-accelerated filer [_]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP [X] International Financial Reporting Standards as issued by the International Accounting Standards Board [_] Other [_]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [_] Item 18 [_]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [_] No [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes [_] No [_]

Explanatory Note

This Amendment No. 2 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2011 originally filed with the Securities and Exchange Commission on February 29, 2012 ("2011 Form 20-F") is being filed to revise the disclosure contained in “Item 5. Operating and Financial Review and Prospects — F. Contractual Obligations” to correct the Company’s contractual obligations as of December 31, 2011 under newbuild contracts in respect of the years 2013 and 2014 and the years 2015 and 2016, respectively, in conformity with disclosure contained in the Company’s consolidated financial statements.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2011 Form 20-F, or reflect any events that have occurred after the 2011 Form 20-F was originally filed.

Part I

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

Commissions

We pay commissions currently ranging up to 5.5% on our period time and trip time charters, which are a type of spot charter, to unaffiliated ship brokers, other brokers associated with our charterers and to our charterers. These commissions are directly related to our revenues, from which they are deducted. We expect that the amount of our total commissions to unaffiliated ship brokers and other brokers associated with our charterers and our charterers will continue to grow as the size of our fleet grows and revenues increase following delivery of our nine remaining contracted newbuilds and as a result of additional vessel acquisitions. These commissions do not include fees we pay to our Manager, which are described under “Item 4. Information on the Company—B. Business Overview— Management of Our Fleet.”

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

In addition to the fees described above, we pay our Manager the commissions and fees with respect to vessel purchases and newbuilds described above in “— Vessels, Net” and the commissions with respect to vessel sales described below under “—Gain on Sale of Assets.” Such commissions and fees remained unchanged.

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

Loss on derivatives

Loss on derivatives increased by $4.3 million to $12.5 million during the year ended December 31, 2011 from $8.2 million during the year ended December 31, 2010. The increase of $4.3 million mainly reflects an increase in losses of $4.4 million from interest rate derivatives as a result of the realized loss and the markto-market valuation of interest rate swap transactions to $12.4 million for the year ended December 31, 2011 compared to $8.0 million for the year ended December 31, 2010.

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

Loss on derivatives

Loss on derivatives increased by $3.8 million to $8.2 million during the year ended December 31, 2010 from $4.4 million during the year ended December 31, 2009. The increase of $3.8 million reflects: (i) an increase in losses of $4.5 million from interest rate derivatives as a result of the realized loss and the mark-tomarket valuation of interest rate swap transactions to $8.0 million for the year ended December 31, 2010 compared to $3.5 million for the year ended December 31, 2009, and (ii) a decrease in losses of $0.7 million from foreign exchange derivatives, as a result of the decrease in the nominal value of the foreign exchange derivatives and movements of the rates of the currencies in which the derivatives contracts were denominated, to $0.2 million for the year ended December 31, 2010, compared to $0.9 million for the year ended December 31, 2009.

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

E.                  Off-Balance Sheet Arrangements

As of December 31, 2011, we did not have any off-balance sheet arrangements.

F.                   Contractual Obligations

Our contractual obligations as of December 31, 2011 were:

	Total	Less than 1 year (2012)	1-3 years (2013-2014)	3-5 years (2015-2016)	More than 5 years (After January 1, 2017)
	(Dollars in thousands)

Long-term debt obligations	$484,291	$18,486	$55,321	$101,032	$309,452
Interest payments (1)	$69,962	$16,834	$23,877	$15,328	13,923
Payments to our Manager (2)	$16,794	$10,661	$6,133	—	—
Newbuild contracts	$251,837	$146,515	$105,322	—	—
Total	$822,884	$192,496	$190,653	$116,360	$323,375

(1)	Amounts shown reflect estimated interest payments we expect to make with respect to our long-term debt obligations and interest rate swaps. The interest payments reflect an assumed LIBOR-based applicable interest rate of 0.8080% (the six-month LIBOR rate as of December 31, 2011), plus the relevant margin of the applicable credit facility and the estimated net settlement of our interest rate swaps. See “—B. Liquidity and Capital Resources—Interest Rate Swaps.”
(2)	Represents a fee of $700 per vessel per day and 1.25% of estimated charter hire based on charter agreements in place as of December 31, 2011, based on the management fees effective as of May 29, 2011. In addition, it includes amounts payable to our Manager in respect of the commission of 1.0% of the contract price of our newbuilds and $550,000 per newbuild for the on-premises supervision of newbuilds, of which 50% is payable upon the signing of the relevant supervision agreement, and 50% upon successful completion of the sea trials of each newbuild, we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement or otherwise. The levels of the above mentioned fees are subject to adjustment every year and will be agreed upon between us and our Manager. The fees shown in the table above do not take into account any potential future changes to the fees.

Part III

ITEM 19. EXHIBITS

Exhibit Number	Description

12.1	Certification of principal executive officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended

12.2	Certification of principal financial officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to its Annual Report for the fiscal year ended December 31, 2011 on its behalf.

March 12, 2012

By /s/ KONSTANTINOS ADAMOPOULOS

Name: Konstantinos Adamopoulos
Title: Chief Financial Officer and Director

i