Form 20-F/A
period 2011-12-31
SAFE BULKERS, INC.
filed 2012-07-06
CIK 1434754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 3)

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

This Amendment No. 3 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2011, originally filed with the Securities and Exchange Commission on February 29, 2012 (“2011 Form 20-F”), as amended by Amendment No. 1 filed with the Securities and Exchange Commission on March 6, 2012, and by Amendment No. 2 filed with the Securities and Exchange Commission on March 12, 2012 (“Amendment No. 2”), is being filed to re-file Amendment No. 2 and the exhibits thereto in their entirety to add a new Paragraph 3 to the Section 302 certification included in Exhibit 12.2.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in the 2011 Form 20-F or any amendment thereto, or reflect any events that have occurred after the 2011 Form 20-F was originally filed.

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

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 3 to its Annual Report for the fiscal year ended December 31, 2011 on its behalf.

July 6, 2012

By /s/ KONSTANTINOS ADAMOPOULOS

Name: Konstantinos Adamopoulos
Title: Chief Financial Officer and Director

i