Form 20-F
period 2012-12-31
SAFE BULKERS, INC.
filed 2013-02-28
CIK 1434754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2012
☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2012, there were 76,661,451 shares of the registrant’s common stock outstanding.

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

ii

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

iii

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

iv

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table presents selected consolidated financial and other data of Safe Bulkers, Inc. for each of the five years in the five year period ended December 31, 2012. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data of Safe Bulkers, Inc. is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP.”

Our audited consolidated statements of income, shareholders’ equity and cash flows for the years ended December 31, 2010, 2011 and 2012 and the consolidated balance sheets at December 31, 2011 and 2012, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year Ended December 31,

	2008	2009	2010	2011	2012

	(In thousands of U.S. dollars except share data)
STATEMENT OF INCOME
Revenues	$208,411	$168,400	$159,698	$172,036	$187,557
Commissions	(7,639)	(3,794)	(2,678)	(3,128)	(3,261)

Net revenues	200,772	164,606	157,020	168,908	184,296

Voyage expenses	(273)	(577)	(610)	(1,987)	(7,286)
Vessel operating expenses	(17,615)	(19,628)	(23,128)	(26,066)	(34,540)
Depreciation	(10,614)	(13,893)	(19,673)	(23,637)	(32,250)
General and administrative expenses
Management fee to related party	(4,420)	(4,436)	(4,880)	(6,026)	(7,726)
Third party expenses	(3,625)	(2,610)	(2,138)	(2,463)	(2,220)
Early redelivery (cost)/income	(565)	74,951	132	207	11,677
Loss on asset purchase cancellations	—	(20,699)	—	—	—
Gain on sale of assets	—	—	15,199	—	—

Operating income	163,660	177,714	121,922	108,936	111,951

Interest expense	(16,392)	(10,342)	(6,423)	(5,250)	(9,072)
Other finance costs	(408)	(442)	(330)	(1,055)	(1,268)
Interest income	1,492	2,164	2,627	1,046	1,122
Loss on derivatives	(19,509)	(4,416)	(8,164)	(12,491)	(5,384)
Foreign currency (loss)/gain	(9,501)	838	281	(799)	(3)
Amortization and write-off of deferred finance charges	(131)	(106)	(266)	(653)	(1,226)

Net income	$119,211	$165,410	$109,647	$89,734	$96,120

Earnings per share, basic and diluted	$2.19	$3.03	$1.73	$1.29	$1.27
Cash dividends declared per share	$3.83	$0.60	$0.60	$0.60	$0.50
Weighted average number of shares outstanding, basic and diluted	54,500,889	54,510,587	63,300,466	69,463,093	75,468,465
1

	Year Ended December 31,

	2008	2009	2010	2011	2012

	(In thousands of U.S. dollars except share data)
OTHER FINANCIAL DATA
Net cash provided by operating activities	$259,597	$211,338	$118,147	$107,189	$105,065
Net cash (used in) investing activities	(148,223)	(191,863)	(131,709)	(125,889)	(158,145)
Net cash (used in)/provided by financing activities	(83,672)	(28,742)	60,136	(18,514)	127,683
Net increase/(decrease) in cash and cash equivalents	27,702	(9,267)	46,574	(37,214)	74,603

	Year Ended December 31,

	2008	2009	2010	2011	2012

	(In thousands of U.S. dollars except share data)
BALANCE SHEET DATA
Total current assets	$88,086	$105,648	$104,276	$37,959	$171,829
Total fixed assets	387,296	467,513	640,258	777,663	849,903
Other non-current assets	6,900	55,563	60,838	61,649	60,482
Total assets	482,282	628,724	805,372	877,271	1,082,214
Total current liabilities	70,863	65,551	52,983	51,673	47,493
Derivative liabilities—Long-term	21,716	15,510	9,787	10,130	8,978
Long-term debt, net of current portion	413,483	420,994	467,070	465,805	596,468
Unearned revenue—Long-term	11,765	29,450	31,399	17,821	3,419
Total shareholders’ (deficit)/equity	(35,545)	97,219	244,133	331,842	425,826
Total liabilities and shareholders’ equity	482,282	628,724	805,372	877,271	1,082,214

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

SOME OF THE FOLLOWING RISKS RELATE PRINCIPALLY TO THE INDUSTRY IN WHICH WE OPERATE AND OUR BUSINESS IN GENERAL. OTHER RISKS RELATE PRINCIPALLY TO THE SECURITIES MARKET AND OWNERSHIP OF OUR COMMON STOCK, INCLUDING THE TAX CONSEQUENCES OF OWNERSHIP OF OUR COMMON STOCK. THE OCCURRENCE OF ANY OF THE EVENTS DESCRIBED IN THIS SECTION COULD SIGNIFICANTLY AND NEGATIVELY AFFECT

OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS OR THE TRADING PRICE OF OUR COMMON STOCK.

Risks Inherent in Our Industry and Our Business

The international drybulk shipping industry is cyclical and volatile, and charter rates are significantly lower than their highs in the middle of 2008; these factors may lead to further reductions and volatility in our charter rates, vessel values and results of operations.

The drybulk shipping industry is cyclical with attendant volatility in charter rates, vessel values and profitability. Because we charter some of our vessels pursuant to short-term time charters, and we expect that the number of vessels in our fleet that we charter pursuant to short-term time charters will increase during 2013 as period time charters contracted during past periods expire, we are exposed to changes in spot market and short-term time charter rates for drybulk carriers and such changes may affect our earnings and the value of our drybulk carriers at any given time. The spot market is highly competitive and volatile, while period time charter contracts of longer duration provide income at pre-determined rates over more extended periods of time. We may be unable to keep our vessels fully employed in these short-term markets. Charter rates available in the spot market may be insufficient to enable our vessels to be operated profitably. A significant decrease in charter rates would affect asset values and adversely affect our profitability, cash flows and ability to pay dividends.

During 2012, the Baltic Dry Index, or “BDI,” remained volatile, reaching a high of 1,624 on January 3, 2012 and a low of 647 on February 3, 2012.

As of February 15, 2013, 17 of our 25 drybulk vessels were deployed or scheduled to be deployed on period time charters of more than three months term. In addition, we have contracted to acquire seven vessels comprised of six newbuilds and one secondhand vessel, scheduled to be delivered through 2015, six of which do not currently have contracted charters. As more vessels become available for employment, we may have difficulty entering into additional multi-year, fixed-rate time charters for our vessels, and as a result, our cash flows may be subject to instability in the long-term. We may be required to enter into additional variable rate charters, as opposed to contracts based on fixed rates, which could result in a decrease in our cash flows and net income in periods when the market for drybulk shipping is depressed. If low charter rates in the drybulk market prevail during periods when we must replace our existing charters, it will have an adverse effect on our revenues, profitability, cash flows and our ability to comply with the financial covenants in our loan and credit facilities.

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
3

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

We anticipate that the future demand for our drybulk vessels and, in turn, drybulk charter rates, will be dependent, among other things, upon economic growth in the world’s developing economies, seasonal and regional changes in demand, changes in the capacity of the global drybulk vessel fleet and the sources and supply of drybulk cargo to be transported by sea. A decline in demand for commodities transported in drybulk vessels or an increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our business, financial condition and results of operations.

A negative change in global economic or regulatory conditions, especially in the Asian region, which includes countries like China, Japan or India, could reduce drybulk trade and demand, which could reduce charter rates and have a material adverse effect on our business, financial condition and results of operations.

We expect that a significant number of the port calls made by our vessels will involve the loading or discharging of raw materials in ports in the Asian region, particularly China, Japan and India. As a result, a negative change in economic or regulatory conditions in any Asian country, particularly China, Japan or, to some extent, India, can have a material adverse effect on our business, financial position and results of operations, as well as our future prospects, by reducing demand and, as a result, charter rates and affecting our ability to charter our vessels. If economic growth declines in China, Japan, India and other major countries in the Asian region, or if the regulatory environment in these countries changes adversely for our industry, we may face decreases in such drybulk trade and demand. Moreover, a slowdown in the United States economy or the economies of countries within the European Union will likely adversely affect economic growth in China, Japan, India and other major countries in the Asian region. Such an economic downturn in any of these countries could have a material adverse effect on our business, financial condition and results of operations.

The ongoing uncertainty and volatility in the financial markets related to the European sovereign debt crisis, and the state of the global economic recovery may adversely affect our operating results.

The world has recently experienced a global macroeconomic downturn, and if economic and financial market conditions in the United States or other key markets, including Europe, remain uncertain, persist or deteriorate further, our customers may respond by suspending, delaying or reducing their operations, which may adversely affect our business, operating results, and financial condition. The uncertain financial climate in Greece could also result in further changes to tax and other laws to which we may be subject.

An oversupply of drybulk vessel capacity may lead to reductions in charter rates and profitability.

The market supply of drybulk vessels has been increasing, and the number of drybulk vessels on order as of December 31, 2012, was approximately 29.9% for Panamax class vessels, 15.7% for Post-Panamax class vessels and 12.5% for Capesize class vessels of the then-existing global drybulk fleet in terms of deadweight tons (“dwt”), with the majority of new deliveries expected mainly during 2013. As a result, the drybulk fleet continues to grow. An oversupply of drybulk vessel capacity will likely result in a reduction of charter hire rates. We will be exposed to changes in charter rates with respect to our existing fleet and our remaining newbuilds and secondhand vessels, depending on the ultimate growth of the global drybulk fleet. If we cannot enter into period time charters on acceptable terms, we may have to secure charters in the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. Eight vessels in our current fleet will be available for employment in the first half of 2013. Additionally we have not yet arranged charters for our newbuild vessel and our secondhand vessel scheduled to be delivered to us during 2013. A material increase in the net supply of drybulk vessel capacity without corresponding growth in drybulk vessel demand could have a material adverse effect on our fleet utilization and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition and results of operations.

The market values of our vessels may decrease, which could cause us to breach covenants in our credit and loan facilities, and could have a material adverse effect on our business, financial condition and results of operations.

Our credit and loan facilities, which are secured by mortgages on our vessels, require us to comply with collateral coverage ratios and satisfy certain financial and other covenants, including those that are affected by the market value of our vessels. The market value of drybulk vessels has generally experienced a steady decrease. The market prices for secondhand and newbuild drybulk vessels in the recent past have declined from higher to lower levels within a short period of time. The market value of our vessels fluctuates depending on a number of factors, including:

•	general economic and market conditions affecting the shipping industry;

•	prevailing level of charter rates;

•	competition from other shipping companies;

•	configurations, sizes and ages of vessels;

•	cost of newbuilds;

•	governmental or other regulations; and

•	technological advances.

We were in compliance with our covenants as of December 31, 2011 and December 31, 2012. If the market value of our vessels or newbuilds declines upon their delivery to us, we may breach some of the covenants contained in our credit and loan facilities. If we do breach such covenants and we are unable to remedy or our lenders refuse to waive the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing those loan and credit facilities. As a result of cross-default provisions contained in our loan and credit facility agreements, this could in turn lead to additional defaults under our loan agreements and the consequent acceleration of the indebtedness thereunder and the commencement of similar foreclosure proceedings by other lenders. If our indebtedness were accelerated in full or in part, it would be difficult for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to continue our business.

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

Crew costs are a significant expense for us under our charters. There is a limited supply of well-qualified crew. We generally bear crewing costs under our charters. Increases in crew costs may adversely affect our profitability.

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

The operation of our vessels is affected by the requirements set forth in the United Nations’ International Maritime Organization’s International Management Code for the Safe Operation of Ships and for Pollution Prevention, or “ISM Code.” Under the ISM Code we are required to develop and maintain an extensive Safety Management System (“SMS”) that includes the adoption of a safety and environmental protection policy. Failure to comply with the ISM Code may subject us to increased liability, invalidate existing insurance or decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our current fleet is ISM Code- certified. If we fail to maintain ISM Code certification for our vessels, we may also breach covenants in certain of our credit and loan facilities that require that our vessels be ISM Code-certified. If we breach such covenants due to failure to maintain ISM Code certification and are unable to remedy the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities.

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

The operation of any vessel includes risks such as weather conditions, mechanical failure, collision, fire, contact with floating objects, cargo or property loss or damage and business interruption due to political circumstances in foreign countries, piracy, terrorist attacks, armed hostilities and labor strikes. Such occurrences could result in death or injury to persons, loss, damage or destruction of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates and damage to our reputation and customer relationships generally. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Aden and parts of Indian Ocean and West Africa. If these attacks and other disruptions result in areas where our vessels are deployed being characterized by insurers as “war risk” zones or Joint War Committee “war, strikes, terrorism and related perils” listed areas, as parts of Indian Ocean currently is, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult or impossible to obtain. In addition, there is always the possibility of a marine disaster, including oil spills and other environmental damage. Although our vessels carry a relatively small amount of the oil used for fuel

(“bunkers”), a spill of oil from one of our vessels or losses as a result of fire or explosion could be catastrophic under certain circumstances.

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

In general, we do not carry loss of hire insurance. Occasionally, we may decide to carry loss of hire insurance when our vessels are trading in areas where a history of piracy has been reported. Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking or unscheduled repairs due to damage to the vessel. Accordingly, any loss of a vessel or any extended period of vessel off- hire, due to an accident or otherwise, could have a material adverse effect on our business, financial condition and results of operations.

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

Upon redelivery of vessels at the end of a time charter, we may be obligated to repurchase bunkers on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period. In addition, although we rarely deploy our vessels on voyage charters, fuel is a significant, if not the largest, expense that we would incur with respect to vessels operating on voyage charter. As a result, an increase in the price of fuel may adversely affect our profitability. The price and supply of fuel is volatile and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

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

The ability and willingness of each of our counterparties to perform its obligations under a period time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. If we enter into period time charters with charterers when charter rates are high and charter rates subsequently fall significantly, charterers may seek to renegotiate financial terms or may default on their obligations. Additionally, charterers may attempt to bring claims against us based on vessel performance or cargo loading or unloading operations, seeking to renegotiate financial terms or avoid payments. Also, our charterers may experience financial difficulties due to prevailing economic conditions or for other reasons, and as a result may default on their obligations. In recent years the industry has experienced numerous incidents of charterers renegotiating their charters or defaulting on their obligations thereunder. We have agreed to certain early redeliveries at the request of charterers. See “Operating and Financial Review and Prospects.” If a charterer defaults on a charter, we will, to the extent commercially reasonable, seek the remedies available to us, which may include arbitration or litigation to enforce the contract, although such efforts may not be successful. Should a charterer default on a period time charter, we may have to enter into a charter at a lower charter rate, which would reduce our revenues. If we cannot enter into a new period time charter, we may have to secure a charter in the spot market, where charter rates are volatile and revenues are less predictable. It is also possible that we would be unable to secure a charter at all, which would also reduce our revenues, and could have a material adverse effect on our business, financial condition, results of operations, loan and credit facility covenants and cash flows.

We depend upon a limited number of customers for a large part of our revenues and the loss of one or more of these customers could have a material adverse effect on our business, financial condition and results of operations.

We expect to derive a significant part of our revenues from a limited number of customers. During the year ended December 31, 2012, approximately 62.9% of our revenues were derived from two charterers, namely Daiichi Chuo Kisen Kaisha (“Daiichi”) and Kawasaki Kisen Kaisha, with each one accounting for more than 10% of total revenues. We could lose a customer for many different reasons, including:

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

Daiichi accounted for 46.5% of our revenues in 2012, and as of the date hereof, six of our vessels are chartered to Daiichi, all at charter rates that are higher than rates currently available in the spot market. Recently, Daiichi announced plans to reduce the number of vessels it operates, both newbuilds and chartered in vessels and to pare its fleet to weather a decline in drybulk shipping rates due in part to expanding capacity, slowing demand and higher fuel prices. Given the importance of this charterer to our business, any deterioration of Daiichi’s business or of its ability or willingness to perform its obligations under its charters with us could have an adverse effect on our business, financial condition and results of operations.

We may have difficulty properly managing our planned growth through acquisitions of additional vessels.

We intend to grow our business through the acquisition of our six contracted newbuilds and one contracted secondhand vessel scheduled to be delivered through 2015. We may contract additional newbuild vessels or make selective acquisitions of additional secondhand vessels. Our future growth will primarily depend on our ability to locate and acquire suitable vessels, enlarge our customer base, operate and supervise any newbuilds we may order and obtain required debt or equity financing on acceptable terms.

A delay in the delivery to us of any such vessel, or the failure of the shipyard to deliver a vessel at all, could cause us to breach our obligations under a related charter and could adversely affect our earnings. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

A shipyard could fail to deliver a newbuild on time or at all because of:

•	work stoppages or other hostilities, political or economic disturbances that disrupt the operations of the shipyard;

•	quality or engineering problems;

•	bankruptcy or other financial crisis of the shipyard;

•	a backlog of orders at the shipyard;

•	disputes between the Company and the shipyard regarding contractual obligations;

•	weather interference or catastrophic events, such as major earthquakes or fires;

•	our requests for changes to the original vessel specifications; or

•	shortages of or delays in the receipt of necessary construction materials, such as steel, or equipment, such as main engines, electricity generators and propellers.

A third-party seller could fail to deliver a secondhand vessel on time or at all because of:

•	bankruptcy or other financial crisis of the third-party seller;

•	quality or engineering problems;

•	disputes between the Company and the third-party seller regarding contractual obligations; or

•	weather interference or catastrophic events, such as major earthquakes or fires.

In addition, we may seek to terminate a vessel acquisition contract due to market conditions, financing limitations or other reasons. The outcome of contract termination negotiations may require us to forego deposits on construction or acquisition, as applicable, and pay additional cancellation fees. In addition, where we have already arranged a future charter with respect to the terminated contract, we may incur liabilities to such charter counterparty depending on the terms of such charter.

During periods in which charter rates are high, vessel values generally are high as well, and it may be difficult to consummate vessel acquisitions or enter into newbuild contracts at favorable prices. During periods when charter rates are low, we may be unable to fund the acquisition of vessels, whether through lending or cash on hand. For these reasons, we may be unable to execute our growth plans or avoid significant expenses and losses in connection with our future growth efforts.

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

As of February 15, 2013, the vessels in our current fleet had an average age of 4.8 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations will be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

If we are unable to obtain additional secured indebtedness, we may default on our commitments relating to our contracted newbuilds, and we may not be able to finance our future fleet expansion program, which would have a material adverse effect on our business, financial condition and results of operations.

The net remaining unpaid balance of the contract prices for our six newbuilds and our one secondhand vessel was $198.8 million as of February 15, 2013. We anticipate that our primary sources of funds to satisfy these commitments will be from existing cash and time deposits, operating cash surplus and available borrowings under our existing credit facilities and our floating rate note facility. As of February 15, 2013, the company has two existing vessels unencumbered and a $50 million long-term floating rate note facility against which additional loan and credit facilities can be drawn, as well as $73.7 million in cash and short-term time deposits and restricted cash, and $68.9 million available under existing revolving credit facilities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. To the extent that we are unable to enter into new credit facilities and obtain such additional secured indebtedness on terms acceptable to us, we will need to find alternative financing. If we are unable to find alternative financing, we will not be capable of funding all of our commitments for capital expenditures relating to our contracted newbuilds. A failure to fulfill our commitments generally results in a forfeiture of the advance we paid to the shipyard or the third-party seller with respect to the contracted newbuild or secondhand vessel and a write-off of expenses capitalized. In addition, we may also be liable for other damages for breach of contract. Examples of such liabilities could include payments to the shipyard or the third-party seller for the difference between the forfeited advance and the amount that remains to be paid by us if the shipyard or the third-party seller cannot locate a third-party buyer that is willing to pay an amount equal to the difference or compensatory payments by us to charter parties with whom we have entered into charters with respect to such vessels. Such events, if they occurred, would adversely affect our business, financial condition and results of operation.

The aging of our fleet and our acquisitions of secondhand vessels may result in increased operating costs in the future, which could adversely affect our ability to operate our vessels profitably.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of February 15, 2013, the average age of the vessels in our current fleet was 4.8 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

In 2012, we took delivery of one 2003 built, secondhand Panamax class vessel, and in January 2013, we took delivery of another 2003 built, secondhand Panamax class vessel. In January 2013, we contracted to acquire a third secondhand 2008 built Kamsarmax class vessel, scheduled to be delivered to us in March 2013. We may encounter higher operating and maintenance costs due to the age and condition of those vessels. Secondhand vessels may also develop unexpected mechanical and operational problems despite adherence to regular survey schedules and proper maintenance. We cannot obtain the same knowledge about the condition of a secondhand vessel compared to a newbuild through the performed inspection prior to the purchase of such secondhand vessel nor about the cost of any required (or anticipated) repairs that we would have had if this vessel had been built for and operated exclusively by us. We will have the benefit of warranties on newly constructed vessels; we may not receive the benefit of warranties on secondhand vessels.

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

We generate substantially all of our revenues in U.S. dollars, but in 2012 we incurred approximately 26.42% of our vessel operating expenses in currencies other than the U.S. dollar, of which 64.25% was denominated in euro amounts. Although as of December 31, 2012, all of our indebtedness and the vast majority of the amounts due under our newbuild contracts were denominated in U.S. Dollars, we have also entered into shipbuilding contracts whereby part of the contract price is payable in Japanese yen. In addition, certain of our existing credit facilities allow us to convert the outstanding loan amount or any part thereof into currencies other than the U.S. dollar. Also, in the future, we may enter into new credit facilities or newbuild contracts that are denominated in or permit conversion into currencies other than the U.S. dollar. The use of different currencies could lead to fluctuations in our net income due to changes in the value of the U.S. dollar relative to other currencies, in particular the euro and the Japanese yen. We have not hedged our currency exposure, and, as a result, our results of operations and financial condition, denominated in U.S. dollars, and our ability to pay dividends, could suffer.

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
14

In addition, under guarantees we have entered into with respect to certain of our subsidiaries’ existing credit facilities, we are subject to financial covenants. Depending on the guarantee, these financial covenants include the following:

•	our total liabilities (on a consolidated basis, including those of our subsidiaries) divided by our total consolidated assets (based on the market value of all vessels owned by our subsidiaries, and the book value of all other assets, on an adjusted basis as set out in the relevant guarantee) must not exceed 80% or 85% (depending on the relevant guarantee);

•	the ratio of our aggregate debt to EBITDA must not at any time exceed 5.5:1 on a trailing 12 months’ basis or the ratio of our aggregate debt after deducting cash to EBITDA must not at any time exceed 8.5:1 on a trailing 12 months’ basis;

•	our consolidated net worth (consolidated total assets less consolidated total liabilities) must not at any time be less than $150.0 million, as adjusted to reflect, among other things, the market value of our vessels as set out in the relevant guarantee;

•	maintenance of minimum free liquidity of $500,000 on deposit with the relevant lender on a per vessel basis; and

•	payment of dividends is subject to no event of default having occurred.

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

The declaration and payment of dividends will always be subject to the discretion of our board of directors and will depend on a number of factors. Our board of directors may not declare dividends in the future.

The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and available sources of liquidity, (ii) decisions in relation to our growth strategies, (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in our existing and future debt instruments, and (v) global financial conditions. Dividends might be reduced or not be paid in the future.

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

We are a holding company and our subsidiaries, which are all wholly-owned by us, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries, cash and cash equivalents and long-term investment held by us. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, and the laws of the Republic of Liberia and of the Republic of The Marshall Islands, where our vessel-owning subsidiaries are incorporated, which regulate the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.

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

Our ability to compete for and enter into charters and to expand our relationships with our existing charterers will depend largely on our relationship with our Manager and its reputation and relationships in the shipping industry. If our Manager suffers material damage to its reputation or relationships, it may harm our ability to:

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

Pursuant to our Management Agreement, we pay our Manager a fixed fee of $700 per day per vessel for providing commercial, technical and administrative services and a variable fee of 1.25% on gross freight, charter hire, ballast bonus and demurrage. In addition, we pay our Manager certain commissions and fees with respect to vessel purchases, sales and newbuilds. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain public company expenses such as directors’ and officers’ liability insurance, legal and accounting fees and other similar third party expenses, which are reimbursed by us. The management fees can be adjusted annually on May 29 of each year, the anniversary of our entry into the Management Agreement. The management fees are payable whether or not our vessels are employed, and regardless of our profitability, and we have no ability to require our Manager to reduce the management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations.

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

Our chief executive officer, Polys Hajioannou, controls our Manager. Polys Hajioannou, together with his family, also controls Vorini Holdings Inc., which owns approximately 60.55% of our outstanding common stock. These relationships could create conflicts of interest between us, on the one hand, and our Manager, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies affiliated with our Manager or our chief executive officer. To the extent we elect not to exercise our right of first refusal with respect to any drybulk vessel that may be acquired by companies affiliated with our chief executive officer, such companies could acquire and operate such drybulk vessels under the management of our Manager in competition with us. Although under our Management Agreement our Manager will be required to first provide us any chartering opportunities in the drybulk sector, our Manager is not prohibited from giving preferential treatment in other areas of its management to vessels that are beneficially owned by related parties. These conflicts of interest may have an adverse effect on our business, financial condition and results of operations.

Our business depends upon certain employees who may not necessarily continue to work for us; if such employees were no longer to be affiliated with us, our business, financial condition and results of operation could suffer.

Our future success depends, to a significant extent, upon our chief executive officer, Polys Hajioannou, and certain other members of our senior management and of our Manager. Polys Hajioannou has substantial experience in the drybulk shipping industry and for 26 years has worked with us, our Manager and its predecessor. He and other members of our senior management and of our Manager manage our business and their performance is crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us or our Manager, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition could suffer. We do not intend to maintain “key man” life insurance on any of our executive officers.

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

Our vessels call on ports located in Iran and Syria which are identified by the United States government as state sponsors of terrorism and are subject to United States export controls and economic sanctions, which could be viewed negatively by investors and adversely affect the trading price of our common stock.

From time to time, vessels in our fleet have called and/or may call on ports located in countries identified by the United States government as state sponsors of terrorism and subject to United States export controls. From January 1, 2005 through December 31, 2011, vessels in our fleet have made 20 calls to ports in Iran and three calls to ports in Syria out of a total of 2,327 calls on worldwide ports. From January 1, 2012 through December 31, 2012, vessels in our fleet have not made any calls to ports in Iran or to ports in Syria. Iran and Syria are identified by the United States government as state sponsors of terrorism. Although these designations and controls do not prevent our vessels from making calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our common stock. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Additionally, the United States government imposes economic sanctions that may be applied in certain circumstances to non-United States entities conducting transactions involving targeted countries and their governments. United States sanctions have been imposed on Iran and Syria, among other countries in which our vessels may make port calls. On January 2, 2013, President Obama signed the National Defense Authorization Act for Fiscal Year 2013 (the “NDAA”), which, among other things, expands U.S. sanctions on non-U.S. business with Iran. In particular, Section 1244 of the NDAA targets, among other businesses, those determined, after July 1, 2013, to be part of the shipping sector of Iran and those providing goods or services in support of any activity or transaction on behalf of or for the benefit of, among others, persons determined to be part of the shipping sector of Iran or certain Iranian persons designated by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”). Section 1244 also includes a humanitarian exception that prohibits the imposition of sanctions with respect to any person for conducting or facilitating a transaction for the sale of agricultural commodities, food, medicine, or medical devices to Iran or the provision of humanitarian assistance to the people of Iran.

Our policy going forward is for our vessels to avoid making calls to ports in Iran or Syria unless the charterer provides information certifying that its cargo is licensed by OFAC.

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

We are incorporated under the laws of the Republic of The Marshall Islands, and our Manager’s business is operated primarily from our offices in Athens, Greece. In addition, a majority of our directors and officers are or will be non-residents of the United States, and all of our assets and a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under the securities laws or otherwise. You may also have difficulty enforcing, both within and outside of the United States, judgments you may obtain in the United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. There is also substantial doubt that the courts of the Republic of The Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.

We are involved in an ongoing arbitration dispute, which, if determined adversely to us, could cause us to incur a significant financial loss, harm our reputation and/or have a material effect on us.

We are involved in an ongoing arbitration dispute in London, England, with Zhoushan Jinhaiwan Shipyard Co., Ltd. (the “Shipyard”). We had entered into an agreement with the Shipyard for the construction, sale and delivery by the Shipyard to us of one 180,000 DWT Capesize class newbuild vessel (Hull No. J0131) in exchange for USD $53 million. In December 2012, after having paid $31.8 million in advances during construction, we exercised our termination right under the agreement due to the Shipyard’s excessive construction delays and delivered demands to each of the Shipyard and the refund guarantor, The Export Import Bank of China (a bank rated Aa3 by Moody’s Investor Services), pursuant to the agreement and the refund guarantees, respectively, for a refund of the full amount of advances paid, with interest. In response, in January 2013, the Company received a notice of arbitration, and arbitration proceedings with the shipyard were initiated in London, England. The Shipyard alleges that our termination constitutes a breach of the agreement and argues that we are not entitled to a refund of any of the advances paid or interest. Arbitration is inherently uncertain, and an award against us would require us to record the related liability and incur the cost thereof, which includes the amount of advances already paid, the capitalized expenses recorded and any further damages to the Shipyard without receipt of the vessel.

We are not otherwise involved in any legal proceedings which may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any other proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity.

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

Vorini Holdings Inc., which is controlled by our chief executive officer, Polys Hajioannou and his family, owns approximately 60.55% of our outstanding common stock. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of this stockholder may be different from yours.

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

In March 2010, we issued and sold 10,350,000 shares of common stock in a public offering. Concurrently with this public offering, we issued and sold 1,000,000 shares of common stock to Vorini Holdings Inc. in a private placement. The gross proceeds of the March 2010 public offering and private placement were $79.45 million. In April 2011, we issued and sold 5,000,000 shares of common stock in a public offering. The gross proceeds of the April 2011 public offering were $42 million. In March 2012, we issued and sold 5,750,000 shares of common stock in a public offering. The gross proceeds of the March 2012 public offering were approximately $37.4 million.

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

Tax Risks

In addition to the following risk factors, you should read “Item 10. Additional Information—E. Tax Considerations—Marshall Islands Tax Considerations,” “Item 10. Additional Information—E. Tax Considerations—Liberian Tax Considerations,” and “Item 10. Additional Information —E. Tax Considerations—United States Federal Income Tax Considerations” for a more complete discussion of expected material Marshall Islands, Liberian and United States federal income tax consequences of owning and disposing of our common stock.

We may earn shipping income that will be subject to United States income tax, thereby reducing our cash available for distributions to you.

Under United States tax rules, 50% of our gross income attributable to shipping that begins or ends in the United States will be subject to a 4% United States federal income tax (without allowance for deductions). The amount of this income may fluctuate, and we will not qualify for any exemption from this United States tax. Many of our charters contain provisions that obligate the charterers to reimburse us for this 4% United States tax. To the extent we are not reimbursed by our charterers, the 4% United States tax will decrease our cash that is available for dividends.

For a more complete discussion, see the section entitled “Item 10. Additional Information—Tax Considerations—E. United States Federal Income Tax Considerations—Taxation of Our Shipping Income.”

United States tax authorities could treat us as a “passive foreign investment company,” which could have adverse United States federal income tax consequences to United States holders.

A non-United States corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (a) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (b) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” United States stockholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. In particular, United States holders who are individuals would not be eligible for preferential tax rates otherwise applicable to qualified dividends.

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

There are legal uncertainties involved in this determination. A recent case decided by the United States Court of Appeals for the Fifth Circuit held that, contrary to the position of the United States Internal Revenue Service, or the “IRS,” in that case, and for purposes of a different set of rules under the Internal Revenue Code of 1986, or the “Code,” income received under a period time charter of vessels should be treated as rental income rather than services income. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our period time chartering activities would be treated as rental income, and we would probably be a PFIC. In recent guidance, however, the IRS stated that it disagreed with the holding in the Fifth Circuit case, and specified that income from period time charters should be treated as services income. In light of these authorities, the IRS or a United States court may not accept the position that we are not a PFIC, and there is a risk that the IRS or a United States court could determine that we are a PFIC. Moreover, we may constitute a PFIC for a future taxable year if there were to be changes in our assets, income or operations.

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

Over the past 18 years under the leadership of Polys Hajioannou, we have renewed our fleet by selling eleven drybulk vessels during periods of what we viewed as favorable secondhand market conditions and contracting to acquire 42 drybulk newbuilds and three drybulk secondhand vessels. Also under his leadership, we have expanded the classes of drybulk vessels in our fleet and the aggregate carrying capacity of our fleet has grown from 887,900 deadweight tons prior to our initial public offering in May 28, 2008 to 2,282,400 dwt currently. The quality and size of our current fleet, together with our long-term relationships with several of our charter customers, are, we believe, the results of our long-term strategy of maintaining a young, high quality fleet, our broad knowledge of the drybulk industry and our strong management team. In addition to benefiting from the experience and leadership of Polys Hajioannou, we also benefit from the expertise of our Manager which, along with its predecessor, has specialized in drybulk shipping since 1965, providing services to over 41 drybulk vessels. A number of our Managers’ key management and operational personnel have been continuously employed with Safety Management and its predecessor company for over 26 years. In June 2008, we completed an initial public offering of our common stock in the United States and our common stock began trading on the New York Stock Exchange. We maintain our offices at 30-32 Avenue Karamanli, P.O. Box 70837, 16673 Voula, Athens, Greece. Our telephone number at that address is +30-210-899-4980. Our registered address in the Republic of The Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of The Marshall Islands, Inc.

B.	Business Overview

We are an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest consumers of marine drybulk transportation services. As of February 15, 2013, we had a fleet of 25 drybulk vessels, with an aggregate carrying capacity of 2,282,400 dwt and an average age of 4.8 years, making us one of the world’s youngest fleets of Panamax, Kamsarmax, Post-Panamax and Capesize class vessels. Our fleet is expected to grow through 2015 as the result of the delivery of six further contracted newbuilds and one secondhand vessel, comprised of three Panamax class vessels, one secondhand Kamsarmax class vessel, two Post-Panamax class vessels and one Capesize class vessel. Upon delivery of the last of our contracted newbuilds, our fleet will be comprised of 32 vessels, having an aggregate carrying capacity of 2,943,300 dwt.

We employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions, with some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with relatively stable cash flow and high utilization rates, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions.

General

As of February 15, 2013 our fleet comprised 25 vessels, of which seven are Panamax class vessels, six are Kamsarmax class vessels, ten are Post-Panamax class vessels and two are Capesize class vessels, with an aggregate carrying capacity of 2,282,400 dwt and an average age of 4.8 years. Assuming delivery of the last of our contracted vessels in 2015, our fleet will be comprised of ten Panamax class vessels, seven Kamsarmax class vessels, 12 Post-Panamax class vessels and three Capesize class vessels, and the aggregate carrying capacity of our 32 vessels will be 2,943,300 dwt. As of February 15, 2013, the average remaining duration of the charters for our existing fleet was 1.82 years.

The majority of vessels in our fleet have sister ships with similar specifications in our existing or newbuild fleet. We believe using sister ships provides cost savings because it facilitates efficient inventory management and allows for the substitution of sister ships to fulfill our period time charter obligations.

Our Fleet and Newbuilds

The table below presents additional information with respect to our drybulk vessel fleet, including our newbuilds, and its deployment as of February 15, 2013.

Vessel Name	Dwt	Year Built (1)	Country of Construction	Charter Type	Charter Rate (2)	Commiss- ions (3)	Charter Period (4)	Sister Ship (5)

CURRENT FLEET

Panamax

Maria	76,000	2003	Japan	Spot	$6,250	5.00%	Feb. 2013 – Mar 2013	A

Koulitsa	76,900	2003	Japan	Period	$8,500	4.75%	Dec. 2012 – Feb. 2014

Paraskevi	74,300	2003	Japan	Spot	$8,000	5.00%	Jan. 2013 – Apr. 2013

Vassos	76,000	2004	Japan	Period	$29,000	1.25%	Nov. 2008 – Oct. 2013	A

Katerina	76,000	2004	Japan	Period	$20,000	3.375%	Feb. 2011 – Feb. 2014	A

Maritsa	76,000	2005	Japan	Period	$8,000	1.25%	Jan. 2013 – Dec. 2014	A

Efrossini	75,000	2012	Japan	Spot	$9,500	4.75%	Mar. 2013 – May. 2013	B

Kamsarmax

Pedhoulas Merchant	82,300	2006	Japan	Period	$18,350	3.50%	Aug. 2011 – Jul. 2013	C

Pedhoulas Trader	82,300	2006	Japan	Period (6)	$20,000	1.00%	Aug. 2011 – Jul. 2013	C
				Period (7)	BPI + 6.5%	3.50%	Aug. 2013 – Jul. 2015

Pedhoulas Leader	82,300	2007	Japan	Period	$13,250	4.75%	Jun. 2012 – May 2014	C

Pedhoulas Builder	81,600	2012	China	Period	$8,450	4.75%	Oct. 2012 – Nov. 2013	D
					(BPI + 4%) -
Pedhoulas Fighter	81,600	2012	China	Period (8)	$1,000	5.00%	Aug. 2012 – Sep. 2013	D

Pedhoulas Farmer	81,600	2012	China	Period	$8,000	4.75%	Sep. 2012 – Sep. 2013	D

Post-Panamax

Stalo	87,000	2006	Japan	Period	$34,160	1.25%	Mar. 2010 – Feb. 2015	E

Marina	87,000	2006	Japan	Period	$19,500	1.25%	Dec. 2011 – Dec. 2013	E

Sophia	87,000	2007	Japan	Period	$34,720	1.25%	Oct. 2008 – Sep. 2013	E

Eleni	87,000	2008	Japan	Period	$34,160	1.25%	Apr. 2010 – Mar. 2015	E

Martine	87,000	2009	Japan	Period	$8,500	3.75%	Jan. 2013 – Mar. 2013	E

Andreas K	92,000	2009	South Korea	Period	$10,000	5.00%	Dec. 2012 – Feb. 2014	F

Panayiota K	92,000	2010	South Korea	Spot	$6,000	5.00%	Dec. 2012 – Feb. 2013	F

Venus Heritage	95,800	2010	Japan	Spot	$7,200	5.00%	Feb. 2013 – Mar. 2013	G

Venus History	95,800	2011	Japan	Spot	$12,000	5.00%	Sep. 2012 – Jan. 2013	G

Venus Horizon	95,800	2012	Japan	Spot	$9,500	5.00%	Feb. 2013 – Apr.2013	G

Capesize

Kanaris	178,100	2010	China	Period	$25,928	2.50%	Sep. 2011 – Jun. 2031

Pelopidas	176,000	2011	China	Period	$38,000	1.00%	Feb. 2012 – Dec. 2021

Subtotal	2,282,400

NEW BUILDS

Panamax

Hull No. 814	75,000	2H 2013	Japan					B

Hull No. 1659	76,600	1H 2014	Japan					H

Hull No. 1660	76,600	1H 2014	Japan					H

Post-Panamax

Hull No. 2396	84,000	2H 2015	Japan					I

Hull No. 2397	84,000	1H 2015	Japan					I

Capesize

Hull No. 8126	181,000	1H 2014	Japan	Period (9)	$23,100	1.25%	Jan. 2014 – Jul. 2016
					$24,810	1.25%	Jul. 2016 – Jan.2024

SECONDHAND
Kamsarmax

TBN Pedhoulas Commander	83,700	2008 (10)	Japan

Subtotal	660,900

TOTAL	2,943,300

(1)	For newbuilds, the dates shown reflect the expected delivery dates.

(2)	Quoted charter rates are gross charter rates. Gross charter rates are inclusive of commissions. Net charter rates are charter rates after the payment of commissions. Charter agreements may provide for additional payments, namely ballast bonus, to compensate for vessel repositioning.

(3)	Commissions reflect payments made to third-party brokers or our charterers, and do not include the 1.25% fee payable on gross freight, charter hire, ballast bonus and demurrage to our Manager pursuant to our vessel management agreements with our Manager.

(4)	The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of February 15, 2013, scheduled start dates. Actual start dates and redelivery dates may differ from the scheduled start and redelivery dates depending on the terms of the charter and market conditions.

(5)	Each vessel with the same letter is a “sister ship” of each other vessel that has the same letter, and under certain of our charter contracts, may be substituted with its “sister ships.”

(6)	Fifth year charter rate of a five year charter agreement which provided for variable charter rates.

(7)	A period time charter with a forward delivery date in August of 2013 at a gross daily charter rate linked to the Baltic Panamax Index (“BPI”) plus a premium of 6.5%.

(8)	A period time charter at a gross daily charter rate linked to the BPI plus a premium of 4%. Net daily charter rate payable is being reduced by an amount equal to $1,000 per day.

(9)	The charter agreement grants the charterer the option to extend the period time charter for an additional twelve months at a time, at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times. The charter agreement also grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the period time charter period, at a price of $39 million less 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year. The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party.

(10)	Vessel is scheduled to be delivered to us in March 2013.

From the beginning of 1995 through February 15, 2013, we have taken delivery of 33 newbuilds and two secondhand vessels. As of February 15, 2013, we were contracted to take delivery of six Japanese-built newbuilds and one Japanese-built secondhand vessel, comprised of three Panamax class vessels, one Kamsarmax class vessel, two Post-Panamax class vessels and one Capesize class vessel. As of February 15, 2013, our remaining capital expenditure requirements were $198.8 million, of which $69.7 million is payable in 2013, $76.1 million in 2014 and $53.0 million in 2015.

Chartering of Our Fleet

Our vessels are used to transport bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes. We may employ our vessels in time charters or in voyage charters.

A time charter is a contract to charter a vessel for a fixed period of time at a set daily rate and can last from a few days up to several years, where the vessel performs one or more voyages between load port(s) and discharge port(s). Based on the duration of vessel’s employment, a time charter can be either a long-term, or period, time charter with duration of more than three months, or a short-term, or spot, time charter with duration of up to three months. Under our time charters the charterer pays for most voyage expenses, such as port, canal and fuel costs, agents’ fees, extra war risks insurance and any other expenses related to the cargoes, and we pay for vessel operating expenses, which include, among other costs, costs for crewing, provisions, stores, lubricants, insurance, maintenance and repairs, tonnage taxes, drydocking and intermediate and special surveys. During 2012, all of our vessels were employed under time charter contracts.

Voyage charters are generally contracts to carry a specific cargo from a load port to a discharge port, including positioning the vessel at the load port. Under a voyage charter, the charterer pays an agreed upon total amount or on a per cargo ton basis, and we pay for both vessel operating expenses and voyage expenses. We infrequently enter into voyage charters. Voyage charters together with spot time charterers are referred to in our industry as employement in the spot market.

We intend to employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions, with some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with relatively stable cash flow and high utilization rates, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions.

Our Customers

Since 2005 our customers have included over 30 national, regional and international companies, including Bunge, Cargill, Daiichi, Intermare Transport G.m.b.H., Eastern Energy Pte. Ltd., NYK, NS United Kaiun Kaisha, Kawasaki Kisen Kaisha, Oldendorff Carriers or their affiliates. During 2012, two of our charterers accounted for 62.9% of our revenues, namely Daiichi and Kawasaki Kisen Kaisha, with each one accounting for more than 10% of total revenues. During 2011, two of our charterers accounted for 66.1% of our revenues, namely Daiichi and Kawasaki Kisen Kaisha, with each one accounting for more than 10% of total revenues. During 2010, three of our charterers accounted for 76.3% of our revenues, namely Daiichi, Kawasaki Kisen Kaisha and Cargill, with each one accounting for more than 10% of total revenues. We seek to charter our vessels primarily to charterers who intend to use our vessels without sub-chartering them to third parties. A prospective charterer’s financial condition and reliability are also important factors in negotiating employment for our vessels.

Management of Our Fleet

We have a management agreement pursuant to which our Manager provides us with technical, administrative, commercial and certain other services for an initial term of two years with automatic one-year renewals for an additional eight years, during which the management fees can be adjusted every year upon agreement between us and our Manager. The management agreement can be terminated if we provide notice of non- renewal 12 months prior to the end of the then-current term. The initial two year term expired on May 28, 2010. We have not provided notice of termination to our Manager. Our arrangements with our Manager and its performance are reviewed by our board of directors. Our chief executive officer, president, chief financial officer and chief operating officer, collectively referred to in this annual report as our “executive officers,” provide strategic management for our company and also supervise the management of our day-to-day operations by our Manager. Our Manager reports to us and our board of directors through our executive officers.

In return for providing such services our Manager receives a fixed management fee of $700 per day per vessel. In return for chartering services rendered to us, our Manager also receives a variable fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel. Our Manager also receives a sales fee of 1.0% based on the contract price of any vessel sold by it on our behalf, and an acquisition fee of 1.0% based on the contract price of any vessel bought by it on our behalf, including the acquisition of each of our contracted newbuilds. We also pay our Manager a supervision fee of $550,000 per newbuild, of which 50% is payable upon the signing of the relevant supervision agreement, and 50% upon successful completion of the sea trials of each newbuild, which we capitalize, for the on-premises supervision by selected engineers and others on the Manager’s staff of newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise.

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

Competition

We operate in highly competitive markets that are based primarily on supply and demand. Our business fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We believe we differentiate ourselves from our competition by providing young, modern vessels with advanced designs and technological specifications. As of February 15, 2013 our fleet had an average age of 4.8 years compared to an industry average of approximately ten years. Upon delivery of our contracted newbuilds and secondhand vessel, the majority of our fleet will have been built in Japanese shipyards, which we believe provides us with an advantage in attracting large, well-established customers, including Japanese customers.

The drybulk sector is characterized by relatively low barriers to entry, and ownership of drybulk vessels is highly fragmented. In general, we compete with other owners of Panamax class or larger drybulk vessels for charters based upon price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel.

Crewing and Shore Employees

Our management team consists of our chief executive officer, president, chief financial officer and chief operating officer, all of whom are provided by our Manager. In addition, we employ a legal representative for our office in Greece. Our Manager is responsible for the technical management of our fleet and therefore also handles the recruiting, either directly or through crewing agents, of the senior officers and all other crew members for our vessels. As of December 31, 2012, approximately 506 people served on board the vessels in our fleet, and our Manager employed approximately 48 people on shore.

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

Risk of Loss and Liability Insurance

General

The operation of our fleet involves risks such as mechanical failure, collision, property loss, cargo loss or damage as well as personal injury, illness and loss of life. In addition, the operation of any oceangoing vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, the risk of piracy and the liabilities arising from owning and operating vessels in international trade. The U.S. Oil Pollution Act of 1990 (“OPA 90”), which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for vessel owners and operators trading in the United States market.

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

Vessels are drydocked during intermediate and special surveys for repairs of their underwater parts. If “in water survey” notation is assigned by class, as is the case for our vessels, the vessel owner has the option of carrying out an underwater inspection of the vessel in lieu of drydocking, subject to certain conditions. In the event that an “in water survey” notation is assigned as part of a particular intermediate survey, drydocking would be required for the following special survey thereby generally achieving a higher utilization for the relevant vessel. Drydocking can be undertaken as part of a special survey if the drydocking occurs within 15 months prior to the special survey deadline. The following table lists the dates by which we expect to carry out the next drydockings and special surveys for the vessels in our current drybulk vessel fleet:

Vessel Name	Drydocking	Special Survey
Maria	January 2016	April 2013
Vassos	November 2013	February 2014
Katerina	May 2014	May 2014
Maritsa	January 2015	January 2015
Efrossini	February 2016	February 2017
Koulitsa	April 2013	April 2013
Paraskevi	January 2016	January 2018
Pedhoulas Merchant	October 2015	March 2016
Pedhoulas Trader	October 2015	May 2016
Pedhoulas Leader	November 2015	February 2017
Pedhoulas Builder	May 2016	May 2017
Pedhoulas Fighter	August 2016	August 2017
Pedhoulas Farmer	September 2016	September 2017
Stalo	September 2015	January 2016
Marina	August 2015	January 2016
Sophia	June 2016	June 2017
Eleni	November 2013	November 2013
Martine	February 2014	February 2014
Andreas K	August 2013	August 2014
Kanaris	March 2014	March 2015
Panayiota K	April 2014	April 2015
Venus Heritage	December 2014	December 2015
Venus History	September 2015	September 2016
Venus Horizon	February 2016	February 2017
Pelopidas	November 2015	November 2016

Following an incident or a scheduled survey, if any defects are found, the classification surveyor will issue a “recommendation or condition of class” which must be rectified by the vessel owner within the prescribed time limits.

In general, insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies (“IACS”). All of our vessels are certified as being “in class” by either Lloyd’s Register of Shipping, the American Bureau of Shipping or Nippon Kaiji Kyokai, each of which is a member of IACS.

Environmental and Other Regulations

General

Government regulation significantly affects the ownership and operation of our vessels. Our vessels are subject to international conventions and national, state and local laws and regulations in force in international waters and the countries in which they operate or are registered, including environmental protection requirements governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and the management of other contamination, air emissions, water discharges and ballast water. These laws and regulations include the International Convention for Prevention of Pollution from Ships, the International Convention for Safety of Life at Sea (“SOLAS”) and implementing regulations adopted by the International Maritime Organization (“IMO”), the European Union (“EU”) and other international, national and local regulatory bodies. They also include laws and regulations in the jurisdictions where our vessels travel and in the ports where our vessels call. In the U.S., the requirements include OPA 90, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Clean Water Act (“CWA”) and Clean Air Act (“CAA”). Compliance with these environmental protection requirements can impose significant cost and expense, including the cost of vessel modifications and implementation of certain operating procedures. Our fleet is young and modern and complies with all current requirements and we do not anticipate incurring significant vessel modification expenditures in the current or subsequent fiscal year to comply with such requirements. Under our Management Agreement, our Manager has assumed technical management responsibility for our fleet, including compliance with all applicable government and other regulations. If the Management Agreement with our Manager terminates, we would attempt to hire another party to assume this responsibility. In the event of termination, we might be unable to hire another party to perform these and other services for the present fee structure and related costs. However, due to the nature of our relationship with our Manager, we do not expect our Management Agreement to be terminated early.

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

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the drybulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with all environmental laws and regulations applicable to us as of the date of this annual report. However, because such laws and regulations are subject to frequent change and may impose increasingly stricter requirements, such future requirements could limit our ability to do business, increase our operating costs, force the early retirement of our vessels and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations. However, we believe that because our fleet is young and modern, we will not be exposed to the same level of risk faced by owners of older, less modern vessels.

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

In 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Annex VI became effective in 2005, and sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of marine fuels and allows for the establishment of Emission Control Areas (“ECAs”) with more stringent controls on sulfur emissions. An ECA for North America took effect in 2012 and an ECA for the Caribbean will take effect in 2014. In 2008, the IMO Marine Environment Protection Committee adopted amendments to Annex VI regarding particulate matter, nitrogen oxides and sulfur oxide emissions. These amendments, which entered into force in 2010, are designed to reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. In addition, the European Union has established separate limitations on the sulfur content of marine fuels, and some European Union countries may be declared Emission Control Areas in the future, pursuant to Annex VI and its amendments. We have obtained International Air Pollution Prevention Certificates for all our vessels, and believe that maintaining compliance with the existing and known future Annex VI requirements will not have an adverse financial impact on the operation of our vessels. However, additional or new requirements, conventions, laws or regulations, including the adoption of additional ECAs, or other new or more stringent emissions requirements adopted by the IMO, the European Union, the United States or individual states, or other jurisdictions in which we operate, could require vessel modifications or otherwise increase the costs of our operations.

The IMO adopted vessel energy efficient requirements, which took effect in January 2013. The requirements impose energy efficiency design on new vessels and require energy efficiency management plans for existing vessels. We do not expect these requirements to have a material effect on our operations.

The IMO adopted new guidelines in 2012 under the revised Annex V to MARPOL, which prohibit discharge of garbage into the open sea, with certain exceptions, and require vessels to dispose of garbage at port garbage reception facilities. These guidelines became effective in January 2013. We do not expect these requirements to have a material effect on our operations.

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

The operation of our vessels is also affected by the requirements set forth in the IMO’s International Safety Management (“ISM”) Code. The ISM Code requires vessel owners or any other person, such as a manager or bareboat charterer, who has assumed responsibility for the operation of a vessel from the vessel owner and on assuming such responsibility has agreed to take over all the duties and responsibilities imposed by the ISM Code, to develop and maintain an extensive SMS that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a “Safety Management Certificate” for each vessel they operate from the government of the vessel’s flag state. The certificate verifies that the vessel operates in compliance with its approved SMS. Currently, our Manager has the requisite documents of compliance and safety management certificates for each of the vessels in our fleet for which the certificates are required by the IMO. Our Manager is required to renew these documents of compliance and safety management certificates every five years. Compliance is externally verified on an annual basis for the Manager and between the second and third years for each vessel by the applicable flag state.

Although all our vessels are currently ISM Code-certified, such certification may not be maintained by all our vessels at all times. Non compliance with the ISM Code may subject such party to increased liability, invalidate existing insurance or decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. For example, the U.S. Coast Guard and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports.

The Maritime Labour Convention

The International Labour Organization’s Maritime Labour Convention was adopted in 2006 (“MLC 2006”). The basic aims of the MLC 2006 are to ensure comprehensive worldwide protection of the rights of seafarers (the Convention is sometimes called the Seafarers’ Bill of Rights) and, to establish a level playing field for countries and ship owners committed to providing decent working and living conditions for seafarers, protecting them from unfair competition on the part of substandard ships. The Convention was ratified on August 20, 2012, and all vessels need to be certified by August 20, 2013. We do not expect that the MLC 2006 requirements to have a material effect on our operations.

The U.S. Oil Pollution Act of 1990

The OPA 90 established an extensive regulatory and liability regime for the protection of the environment from oil spills and cleanup of oil spills. OPA 90 applies to discharges of any oil from a vessel, including discharges of fuel and lubricants. OPA 90 affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. While our vessels do not carry oil as cargo, they do carry lubricants and fuel oil, or “bunkers,” which subjects our vessels to the requirements of OPA 90.

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

All owners and operators of vessels over 300 gross tons are required to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential aggregate liabilities under OPA 90 and CERCLA, which is discussed below. An owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA 90 and CERCLA. We have complied with these requirements by providing a financial guarantee evidencing sufficient self-insurance. We have satisfied these requirements and obtained a U.S. Coast Guard certificate of financial responsibility for all of our vessels.

The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility and that the insurer or guarantor may only assert limited defenses. Certain organizations that had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may limit the availability of coverage required by the U.S. Coast Guard and could increase our costs of obtaining this insurance for our fleet, as well as the costs of our competitors that also require such coverage.

We currently maintain, for each of our vessels, oil pollution liability coverage insurance in the amount of $1.0 billion per incident. Although our vessels carry a relatively small amount of bunkers, a spill of oil from one of our vessels could be catastrophic under certain circumstances. We also carry hull and machinery protection and indemnity insurance to cover the risks of fire and explosion. Losses as a result of fire or explosion could be catastrophic under some conditions. While we believe that our existing insurance coverage is adequate, not all risks can be insured and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates. If the damages from a catastrophic spill exceed our insurance coverage, the payment of those damages could have a severe, adverse effect on us and could possibly result in our insolvency.

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

The U.S. Comprehensive Environmental Response, Compensation, and Liability Act

CERCLA applies to spills or releases of hazardous substances other than petroleum or petroleum products, whether on land or at sea. CERCLA imposes joint and several liability, without regard to fault, on the owner or operator of a ship, vehicle or facility from which there has been a release, and on other specified parties. Liability under CERCLA is generally limited to the greater of $300 per gross ton or $0.5 million per vessel carrying non-hazardous substances ($5.0 million for vessels carrying hazardous substances), unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited. As described above, owners and operators of vessels must establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under CERCLA.

The U.S. Clean Water Act

The CWA prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. It also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recently enacted OPA 90 and CERCLA, discussed above. The U.S. Environmental Protection Agency (“EPA”) regulates the discharge in U.S. ports of ballast water and other substances incidental to the normal operation of vessels. Under EPA regulations, commercial vessels greater than 79 feet in length are required to obtain coverage under the National Pollutant Discharge Elimination System (“NPDES”) Vessel General Permit, or “VGP,” to

discharge ballast water and other wastewater into U.S. waters by submitting a Notice of Intent, or “NOI.” The VGP requires vessel owners and operators to comply with a range of best management practices and reporting and other requirements for a number of incidental discharge types and incorporates current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements. We have submitted NOIs for our vessels operating in U.S. waters and anticipate incurring costs to meet the requirements of the VGP. In addition, various states have enacted legislation restricting ballast water discharges and the introduction of non-indigenous species considered to be invasive. These and any similar ballast water discharge restrictions enacted in the future could increase the costs of operating in the relevant waters.

The EPA recently proposed a draft of the 2013 VGP, which is expected to be finalized in March 2013 and become effective in December 2013. The 2013 VGP would require most vessels to meet numeric ballast water discharge limits based on a staggered schedule based on the first dry docking after January 1, 2014, or January 1, 2016 (depending on vessel ballast capacity). The 2013 VGP would also impose more strict technology-based limits in the form of best management practices for discharges related to oil-to-sea interfaces and require routine inspections, monitoring, reporting, and recordkeeping. The 2013 VGP could also require vessel modifications, the installation of ballast treatment equipment, or otherwise increase the costs of operating in the relevant waters.

U.S. Air Emission Requirements

In 2008, the U.S. ratified the amended Annex VI to the MARPOL Convention, addressing air pollution from ships, which went into effect in 2009. In December 2009, the EPA announced its intention to publish final amendments to the emission standards for new marine diesel engines installed on ships flagged or registered in the United States that are consistent with standards required under recent amendments to Annex VI of MARPOL. The new regulations include near-term standards that began in 2011 for newly built engines requiring more efficient use of engine technologies in use today and long-term standards beginning in 2016 requiring an 80 percent reduction in nitrogen oxide emissions below current standards. The CAA also requires states to adopt State Implementation Plans, or “SIPs,” designed to attain air quality standards. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. In addition, some individual states, including California, have attempted to regulate vessel emissions within state waters. The California Air Resources Board recently adopted Ocean-Going Vessel (“OGV”) fuel content regulations that would apply to all vessels sailing within 24 nautical miles off the California coast and whose itineraries call for them to enter California ports, terminal facilities or estuarine waters. Changes to the OGV rule in 2012 included more stringent sulfur limits on marine gas oil used by commercial vessels in California waters. We do not expect current U.S. requirements to have a material effect on our operations, and the OGV requirements are not expected to be applicable because our vessels typically do not enter California ports.

New or more stringent air emission regulations which may be adopted could require significant capital expenditures to retrofit vessels and could otherwise increase our operating costs.

Other environmental initiatives

The EU adopted legislation that (1) requires member states to refuse access to their ports by certain substandard vessels, according to vessel type, flag and number of previous detentions; (2) obliges member states to inspect at least 25% of vessels using their ports annually and increase surveillance of vessels posing a high risk to maritime safety or the marine environment; (3) provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies; and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings. It is also considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. While we do not believe that the costs associated with our compliance with these adopted and proposed EU initiatives will be material, it is difficult to predict what additional legislation, if any, may be promulgated by the EU or any other country or authority.

The U.S. National Invasive Species Act (“NISA”) was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by vessels in foreign ports. Under NISA, the U.S. Coast Guard adopted regulations in July 2004 imposing mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the vessel or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. Mid-ocean ballast exchange is the primary method for compliance with the U.S. Coast Guard regulations, since holding ballast water can prevent vessels from performing cargo operations and alternative methods are still under development. In 2012, the U.S. Coast Guard finalized amendments to its ballast water management regulations that impose stricter discharge limits for allowable concentrations of various invasive species and include approval process requirements for ballast water management systems. The regulations require ships calling at U.S. ports to treat ballast water, and regularly remove hull fouling. In particular, it is required for existing vessels to be equipped with approved ballast water treatment systems by their first dry-docking after January 2016 and for newbuilds with a keel laying date after December 2013 to be equipped upon their delivery. These regulations will require modifications and installation of ballast water treatment equipment to our current vessels that call in U.S. ports, resulting in significant capital expenditures and an increase in our operational costs to call in U.S. ports.

Several U.S. states, including Michigan and California, adopted legislation or regulations relating to the permitting and management of ballast water discharges. These requirements do not currently impact our operational costs, because our vessels typically do not enter California or Michigan ports. However, other states could adopt similar requirements that could increase the costs of operation in state waters.

In 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of October 2012, the BWM Convention had been adopted by 36 states, representing approximately 29% of the world’s tonnage. Each vessel in our current fleet has been issued a BWM plan Statement of Compliance by the classification society with respect to the applicable IMO regulations and guidelines.

If mid-ocean ballast exchange is made mandatory at the international level or if additional ballast water treatment requirements or options are instituted, significant capital expenditures to retrofit vessels and install ballast treatment equipment will be needed and our operating costs could increase.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, a new treaty may be adopted in the future that includes restrictions on shipping emissions. International and multinational bodies or individual countries also may adopt their own climate change regulatory initiatives. The IMO recently announced its intention to develop reduction measures for greenhouse gases from international shipping. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the United States, the EPA is considering a 2007 petition from the California Attorney General and a coalition of environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the Clean Air Act. These or other developments may result in regulations relating to the control of greenhouse gas emissions. Any passage of climate control legislation or other regulatory initiatives in the jurisdictions where we operate could result in financial impacts on our operations that we cannot predict with certainty at this time.

Vessel security regulations

Several initiatives have been introduced in recent years intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (the “MTSA”) came into effect. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or “ISPS Code.” Among the various requirements are:

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

Safe Bulkers, Inc. is a holding company with 35 subsidiaries, 25 of which are incorporated in Liberia, nine in the Republic of The Marshall Islands and one in the Republic of Cyprus. Our subsidiaries are wholly-owned by us. A list of our subsidiaries as of February 15, 2013 is set forth in Exhibit 8.1 to this annual report.

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

Overview

Our business is to provide international marine drybulk transportation services by operating vessels in the drybulk sector of the shipping industry. As of February 15, 2013 our fleet consisted of 25 drybulk vessels, and we had contracts for an additional six newbuild vessels and one secondhand vessel with an aggregate capacity of 2,943,300 dwt. We deploy our vessels on a mix of period time and spot time charters according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with period time charters, or to profit from attractive spot time charter rates during periods of strong charter market conditions, or to maintain employment flexibility that the spot market offers during periods of weak time charter market conditions. As of February 15, 2013, 17 out of 25 vessels in our fleet were employed on period time charters and the remainder on spot time charters. We believe our customers, some of which have been chartering our vessels for over 23 years, enter into period time and spot time charters with us because of the quality of our young and modern vessels and our record of safe and efficient operations.

The average number of vessels in our fleet for the years ended December 31, 2010, 2011 and 2012 was 14.6, 16.4 and 21.1 respectively.

After delivery of our contracted newbuilds and secondhand vessel, our drybulk fleet will consist of 32 vessels and will have an aggregate carrying capacity of 2,943,300 dwt, assuming we do not acquire any additional vessels or dispose of any of our vessels.

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

A.	Operating Results

Our operating results are largely driven by the following factors:

•	Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•	Available days. We define available days (also referred to as voyage days) as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys. Available days are used to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance. Operating days are used to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our ownership days during that period. Fleet utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special surveys. During the three years ended December 31, 2012, our average annual fleet utilization rate was approximately 99.22%. However, an increase in annual off-hire days could reduce our operating days, and therefore, our fleet utilization.

•	Time charter equivalent rates. We define time charter equivalent rates, or “TCE rates,” as our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.

The following table reflects our time charter revenues, commissions, voyage expenses, time charter equivalent revenue, available days and time charter equivalent rate for the periods indicated:

	Year Ended December 31,

	2010	2011	2012

	(In thousands of U.S. dollars except available days and time charter equivalent rate)
Time charter revenues	$159,698	$172,036	$187,557
Less commissions	2,678	3,128	3,261
Less voyage expenses	610	1,987	7,286

Time charter equivalent revenue	$156,410	$166,921	$177,010

Available days	5,296	5,976	7,703

Time charter equivalent rate	$29,534	$27,932	$22,979

•	Daily vessel operating expenses. We define daily vessel operating expenses to include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys, tonnage taxes and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period. Our ability to control our fixed and variable expenses, including our daily vessel operating expenses, also affects our financial results. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, including certain crew wages, are denominated can cause our vessel operating expenses to increase.

•	Daily general and administrative expenses. We define daily general and administrative expenses to include daily management fees, defined below, and the costs payable to third parties in relation to our operation as public company. Daily vessel general and administrative expenses are calculated by dividing general and administrative expenses by ownership days for the relevant period.

•	Daily management fees. We define daily management fees to include the fixed and the variable fees payable to our Manager. Daily management fees are calculated by dividing management fees by ownership days for the relevant period.

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rates, daily vessel operating expenses, daily general and administrative expenses and daily management fees for the periods indicated:

	Year Ended December 31,

	2010	2011	2012

Ownership days	5,326	5,992	7,716
Available days	5,296	5,976	7,703
Operating days	5,269	5,962	7,654
Fleet utilization	98.93%	99.50%	99.20%
TCE rates	$29,534	$27,932	$22,979
Daily vessel operating expenses	$4,342	$4,350	$4,476
Daily general and administrative expenses (1)	$1,318	$1,417	$1,289
Daily management fees	$916	$1,006	$1,001

(1)	Includes daily management fees.

Revenues

Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charter rates that our vessels earn under our charters, which, in turn, are affected by a number of factors, including:

•	levels of demand and supply in the drybulk shipping industry;

•	the age, condition and specifications of our vessels;

•	the duration of our charters;

•	our decisions relating to vessel acquisitions and disposals;

•	the amount of time that we spend positioning our vessels;

•	the availability of our vessels, which is related to the amount of time that our vessels spend in drydock undergoing repairs and the

•	amount of time required to perform necessary maintenance or upgrade work; and

•	other factors affecting charter rates for drybulk vessels.

Revenue is recognized as earned on a straight-line basis over the charter period in respect of charter agreements that provide for varying rates. The difference between the revenue recognized and the actual charter rate is recorded either as unearned revenue or accrued revenue (see “—Unearned Revenue / Accrued Revenue” below). Commissions (address and brokerage), regardless of charter type, are always charged to us and are deferred and amortized over the related charter period and are presented as a separate line item in revenues to arrive at net revenues in the accompanying consolidated statements of income.

Revenues from our period time charters comprised 99.5%, 92.0% and 88.1% respectively, of our charter revenues for the years ended December 31, 2010, 2011 and 2012. The revenues from our spot time charters comprised 0.5%, 8.0% and 11.9%, respectively, of our charter revenues for the years ended December 31, 2010, 2011 and 2012.

Unearned Revenue / Accrued Revenue

Unearned revenue as of December 31, 2012 includes: (i) cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date amounting to $3.9 million as of December 31, 2012 and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for variable charter rates amounting to $17.7 million, all of which will be recognized as revenue during the period from January 1, 2013 until March 1, 2015.

Unearned revenue as of December 31, 2011 includes: (i) cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date amounting to $4.1 million as of December 31, 2011 and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for variable charter rates amounting to $36.9 million, all of which would be recognized as revenue during the period from January 1, 2012 until March 1, 2015.

Accrued revenue as of December 31, 2012 of $0.6 million represents revenue earned prior to cash being received in respect of charter agreements that provide for variable charter rates. No accrued revenue was recognized during the year ended December 31, 2011.

Commissions

We pay commissions currently ranging up to 5.0% on our period time and spot time charters, to unaffiliated ship brokers, other brokers associated with our charterers and to our charterers. These commissions are directly related to our revenues, from which they are deducted. The amount of our total commissions to unaffiliated ship brokers and other brokers associated with our charterers and to our charterers might grow, as revenues increase due to improving market conditions and delivery of our six remaining contracted newbuilds and one secondhand vessel, or decrease as a result of deteriorating market conditions. These commissions do not include fees we pay to our Manager, which are described under “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet.”

Voyage Expenses

We charter our vessels primarily through period time charters and spot time charters under which the charterer is responsible for most voyage expenses, such as the cost of bunkers, port expenses, agents’ fees, canal dues, extra war risks insurance and any other expenses related to the cargo. We are responsible for the remaining voyage expenses such as draft surveys, hold cleaning, bunkers during ballast period or for vessel repositioning, postage and other minor miscellaneous expenses related to the voyage. As our past period time charter contracts expire we expect that our voyage expenses will continue to increase in the future due to the increased number of vessels operated in the spot market, which involves increased vessel repositioning costs. We generally do not employ our vessels on voyage charters under which we would be responsible for all voyage expenses. We also record within voyage expenses the 4% United States federal tax we pay in respect of our U.S. source shipping income (imposed on gross income without the allowance for any deductions). In many cases, we recover these taxes from the charterers, and we record such recovered amounts within revenues.

Vessel Operating Expenses

Vessel operating expenses include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys, tonnage taxes and other minor miscellaneous items. We expect that our vessel operating expenses will continue to increase in the future as our fleet grows. Additionally, our crewing costs, which are a significant part of our vessel operating expenses, are expected to continue to increase in the future due to the limited supply and increase in demand for well-qualified crew. Furthermore, we expect that insurance costs, drydocking and maintenance costs will increase as our vessels age. A portion of our vessel operating expenses and crew wages paid to our Greek crew members are in currencies other than the U.S. dollar. These expenses may increase or decrease as a result of fluctuation of the U.S. dollar against these currencies.

Depreciation

We depreciate our drybulk vessels on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years from the date of delivery from the shipyard. Furthermore, we estimate the residual value of our vessels is equal to the product of its lightweight tonnage and estimated scrap rate, which is estimated to be $182 per light-weight ton.

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

For the years ended December 31, 2011 and 2012, we capitalized interest amounting to $1,471,785 and $966,161 respectively.

Under our Management Agreement with our Manager, for purchases of vessels including with respect to each of our six remaining contracted newbuilds and our one secondhand contracted vessel, we will pay our Manager an acquisition fee of 1.0% on the contract price of the relevant vessel for our Manager’s services in connection with finalizing the contract and arranging for various regulatory approvals. In addition, according to an agreement between us and our Manager, we pay our Manager a supervision fee in respect of each newbuild, of which 50% is payable upon the signing of the relevant supervision agreement, and 50% upon successful completion of the sea trials of each newbuild, for the on-premises supervision of all newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise. As of May 28, 2008 the supervision fee was $0.375 million, and as of May 29, 2011 the supervision fee was readjusted to $0.550 million. These amounts charged by our Manager are included as part of the vessel cost.

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

In connection with our initial public offering which was completed in June 2008, we entered into a two year initial term Management Agreement with our Manager, with automatic one-year renewals for an additional eight years. The fees were fixed for the initial two-year period; the fixed fee at $575 per day per vessel and the variable fee at 1.0% on gross freight, charter hire, ballast bonus and demurrage and were to be adjusted thereafter every year by agreement between us and our Manager. The initial term of two years expired on May 28, 2010 and as of May 29, 2010, pursuant to an agreement between us and our Manager, the variable fee on gross freight, charter hire, ballast bonus and demurrage was readjusted to 1.25%. As of May 29, 2011, pursuant to an agreement between us and our Manager, the fixed fee was readjusted to $700 per day per vessel from $575 per day. As of May 29, 2012, no increase has been made to any of the fees paid by us to our Manager under the Management Agreement.

In addition to the fees described above, we pay our Manager the acquisition fees with respect to vessel purchases and newbuilds described above in “— Vessels, Net” and the sales fees with respect to vessel sales described below under “—Gain on Sale of Assets.” Such fees remained unchanged.

Although we have not, within the past eight years, deployed our vessels on bareboat charters and do not currently have any plans to deploy our vessels on bareboat charters, under our Management Agreement, we will also provide our Manager with a fee of $250 per day per vessel deployed on bareboat charters for providing commercial, technical and administrative services. We expect that the amount of our total management fees will increase following the delivery of our six contracted newbuilds and our one contracted secondhand vessel and as a result of potential fleet expansion in the future.

Interest Expense and Other Finance Costs

We incur interest expense on outstanding indebtedness under our existing loan and credit facilities, which we include in interest expenses. We also incurred financing costs in connection with establishing those facilities, which are capitalized and amortized over the period of the facility. The amortization of the finance costs is included in amortization and write-off of deferred finance charges. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing expenses.

Gain on Sale of Assets

In June 2009, we agreed to sell our oldest vessel, the Panamax class Efrossini (which is hereinafter called “Old Efrossini”, as we currently own another vessel with the same name), which was delivered to her new owners on January 7, 2010. The gain from the sale of this vessel amounted to $15.2 million, which was recorded as gain on sale of assets during the year ended December 31, 2010. In connection with the sale of Old Efrossini, we paid our Manager a sales fee of 1.0% of the sale price of the vessel. Under our Management Agreement, we are required to pay our Manager a sales fee of 1.0% of the sale price of a vessel for any future vessel sales.

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

Early redelivery income reflects amounts payable to us for early termination of a period time charter resulting from a charterer’s request for early redelivery of a vessel. We may accept such requests from charterers when we believe that we are compensated by a substantial portion of the contracted revenue, reduce our third party risk or maintain the opportunity to re-employ the vessel either in the spot market or in the period time charter market at adequate levels.

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

On December 15, 2012, we took early redelivery of the Martine, instead of the contracted earliest redelivery date of January 21, 2014. In connection with this early redelivery, we recognized early redelivery income of $8.5 million, comprising cash compensation paid by the relevant charterer of $8.6 million, net of commissions, less accrued revenue of $0.1 million. No replacement charter contract had been secured at the time of conclusion of the early redelivery agreement. The vessel was subsequently fixed in the spot market at a gross daily charter rate of $9,500.

On December 19, 2012, we took early redelivery of the Maria, instead of the contracted earliest redelivery date of February 24, 2014. In connection with this early redelivery, we recognized early redelivery income of $3.2 million, comprising cash compensation paid by the relevant charterer of $3.4 million, net of commissions, less accrued revenue of $0.2 million. No replacement charter contract had been secured at the time of conclusion of the early redelivery agreement. The vessel was subsequently fixed in the spot market at a gross daily charter rate of $6,250.

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

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuilds. Historically, both charter rates and vessel values tend to be cyclical. Declines in the fair market value of vessels, prevailing market charter rates, vessel sale and purchase considerations, and regulatory changes in drybulk shipping industry, changes in business plans or changes in overall market conditions that may adversely affect cash flows are considered as potential impairment indicators. In the event the independent market value of a vessel is lower than its carrying value, we determine undiscounted projected net operating cash flow for such vessel and compare it to the vessel carrying value.

The undiscounted projected net operating cash flows for each vessel are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent for the unfixed days (based on our company budgeted charter rate for the first 12 months and the most recent ten year historical average of similar size vessels for the period thereafter) over the remaining estimated life of the vessel, net of brokerage commissions, expected outflows for vessels’ maintenance, vessel operating expenses, assuming an average annual inflation rate and management fees. The undiscounted cash flows incorporate various factors such as estimated future charter rates, future drydocking costs, estimated vessel operating costs assuming an average annual inflation rate of 3%, estimated vessel utilization rates, estimated remaining lives of the vessels, assumed to be 25 years from the delivery of the vessel from the shipyard and estimated salvage value of the vessels at $182 per light-weight ton. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

Our analysis of the impairment test performed for the year ended December 31, 2011, indicated a variance of plus 12% for the first twelve months, between actual net receipts during 2012 and net receipts forecasted by the company for the same period. Our analysis of the impairment test performed for the year ended December 31, 2012, which also involved sensitivity tests on the future time charter rates (which is the input that is most sensitive to variations), allowing for variances of up to 36% depending on vessel type on time charter rates from the Company’s base scenario, indicated no impairment on any of our vessels.

No impairment loss was recorded for any of the periods presented.

Recent Accounting Pronouncements

Refer to Note 2 of the consolidated financial statements attached to this report.

Results of Operations

Year ended December 31, 2012 compared to year ended December 31, 2011

During the year ended December 31, 2012, we had an average of 21.1 drybulk vessels in our fleet. During the year ended December 31, 2011, we had an average of 16.4 drybulk vessels in our fleet.

During the year ended December 31, 2012, we acquired the vessels Efrossini, a Panamax class vessel, Venus Horizon, a Post-Panamax class vessel, and Pedhoulas Builder, Pedhoulas Fighter, and Pedhoulas Farmer, all Kamsarmax class vessels. Additionally, during November 2012 we acquired the Koulitsa, a secondhand Panamax class vessel.

During the year ended December 31, 2011, we acquired the vessels Venus History, a Post-Panamax class vessel and Pelopidas, a Capesize class vessel.

Revenues

Revenues increased by 9.1%, or $15.6 million, to $187.6 million during the year ended December 31, 2012 from $172.0 million during the year ended December 31, 2011, as result of the net effect of the following factors: (i) a decrease in the TCE rate for 2012 by 17.7% to $22,979, compared to $27,932 for 2011 due to the decrease in prevailing charter rates and (ii) an increase in operating days for the year ended December 31, 2012 by 28.4% to 7,654 days, compared to 5,962 days for the year ended December 31, 2011, due to deliveries of the vessels Efrossini and Venus Horizon in February 2012, Pedhoulas Builder in May 2012, Pedhoulas Fighter in August 2012, Pedhoulas Farmer in September 2012 and Koulitsa in November 2012.

Commissions

Commissions to unaffiliated ship brokers, other brokers associated with our charterers and our charterers during the year ended December 31, 2012 amounted to $3.3 million, an increase of $0.2 million, or 6.5%, compared to $3.1 million during the year ended December 31, 2011, due to the increase in our revenues and a decrease in our lower average contracted commissions, which were reduced to 1.74% from 1.81% for the years ended December 31, 2012 and 2011, respectively.

Vessel operating expenses

Vessel operating expenses increased by 32.7% to $34.5 million during the year ended December 31, 2012 from $26.0 million during the year ended December 31, 2011. This increase is due to the following main factors:

(i) the increase of ownership days by 28.8% from 5,992 in 2011 to 7,716 in 2012;

(ii) the increase of crewing cost by 30.3% to $17.2 million in 2012, compared to $13.2 million in 2011, primarily due to the increased number of ownership days;

(iii) the increase of cost for spares, stores and provisions by 68.3% to $6.9 million in 2012, compared to $4.1 million in 2011, attributed to increased use of spares for repairs and increased number of initial supplies for six vessels delivered in 2012 compared to two delivered in 2011;

(iv) the increase of cost for lubricants by 6.5% to $3.3 million in 2012, compared to $3.1 million in 2011 as a net effect of increased number of ownership days and lower costs for lubricants in 2012 compared to 2011;

(v) the increase of cost for insurances by 21.7% to $2.8 million, compared to $2.3 million mainly due to increased number of ownership days; and

(vi) the increase of repairs and dry-docking costs by 9.5% to $2.3 million in 2012, compared to $2.1 million in 2011, as a net effect of increased repairs costs and reduced dry-docking costs of vessels in 2012 compared to 2011.

Consequently, daily operating expenses, which is defined as the operating expenses per vessel per ownership day, increased by 2.9% to $4,476 during the year ended December 31, 2012 from $4,350 during the year ended December 31, 2011.

Depreciation

Depreciation expense increased by 36.9% to $32.3 million during the year ended December 31, 2012, compared to $23.6 million during the year ended December 31, 2011, due to the increase in the average number of vessels from 16.4 during the year ended December 31, 2011 to 21.1 during the year ended December 31, 2012.

General and administrative expenses

General and administrative expenses increased by 16.5% to $9.9 million during the year ended December 31, 2012, compared to $8.5 million during the year ended December 31, 2011. The increase of $1.4 million is due to the net effect of: (i) the increase in the management fees charged by our Manager to $7.7 million in 2012 from $6.0 million in 2011 as a result of the increased ownership days of 7,716 in 2012, from 5,992 in 2011; and (ii) the decrease in expenses charged by third parties of $2.2 million in 2012, from $2.5 million in 2011.

Daily general and administrative expenses decreased by 9.0% to $1,289, during the year ended December 31, 2012 from $1,417, during the year ended December 31, 2011.

Daily management fees, which are the part of daily general and administrative expenses payable to our Manager, decreased by 0.5% to $1,001 during the year ended December 31, 2012, from $1,006 during the year ended December 31, 2011.

Interest expense

Interest expense increased by 71.7% to $9.1 million during the year ended December 31, 2012, from $5.3 million during the year ended December 31, 2011. The $3.8 million increase in interest expense was mainly attributable to: (i) the average loans outstanding of $533.7 million during the year ended December 31, 2012, compared to the average loans outstanding of $460.4 million during the year ended December 31, 2011; (ii) the weighted average interest rate of our outstanding indebtedness of 1.850% per annum (“p.a.”) for the year ended December 31, 2012 compared to the weighted average interest rate of our outstanding indebtedness of 1.439% p.a. for the year ended December 31, 2011, due to higher margins incurred on certain new loans drawn during the year ended December 31, 2012 and higher prevailing LIBOR rates; and (iii) lower capitalized interest expenses of $1.0 million during the year ended December 31, 2012 compared to $1.5 million during the year ended December 31, 2011. The total principal amount of loans outstanding as of December 31, 2012 was $615.7 million, compared to $484.3 million as of December 31, 2011.

Loss on derivatives

Loss on derivatives decreased by $7.1 million to $5.4 million during the year ended December 31, 2012 from $12.5 million during the year ended December 31, 2011. The decrease of $7.1 million reflects mainly a decrease in losses of $7.0 million from interest rate derivatives as a result of the realized loss and the mark-to-market valuation of interest rate swap transactions to $5.4 million for the year ended December 31, 2012 compared to $12.5 million for the year ended December 31, 2011.

As of December 31, 2012, the aggregate notional amount of interest rate swap transactions outstanding was $505.8 million, compared to $547.1 million as of December 31, 2011. An aggregate notional amount of $53.7 million of interest rate swap transactions outstanding as of December 31, 2012 will become effective during the year ending December 31, 2013, upon the expiration of the existing interest rate swap transactions relating to such loans. These swaps economically hedged the interest rate exposure of 83% of the Company’s aggregate loans outstanding as of December 31, 2012 that bear interest at LIBOR. The mark-to-market valuation of these interest rate swap transactions at the end of each period is affected by the prevailing comparable interest rates at that time.

Foreign currency gain/(loss)

Foreign currency loss was zero millions during the year ended December 31, 2012, compared to a gain of $0.8 million during the year ended December 31, 2011. Foreign currency exchange gains or losses result primarily from currency translation or currency conversion of advances for vessel acquisitions and vessels under construction denominated in foreign currencies or from currency payments of supplies or services denominated in foreign currencies.

Early redelivery income, net

During the year ended December 31, 2012, we recorded early redelivery income, relating to the early termination of period time charters of our vessels, of $11.7 million compared to $0.2 million early redelivery income during the year ended December 31, 2011. Early redelivery income during the year ended December 31, 2012 is analyzed as follows: (i) On December 15, 2012, we took early redelivery of the Martine, instead of on January 21, 2014, and in connection with this early redelivery, we recognized early redelivery income of $8.5 million, comprising cash compensation paid by the relevant charterer of $8.6 million, net of commissions, less accrued revenue of $0.1 million; (ii) on December 19, 2012, we took early redelivery of the Maria, instead of on February 24, 2014, and in connection with this early redelivery, we recognized early redelivery income of $3.2 million, comprising cash compensation paid by the relevant charterer of $3.4 million, net of commissions, less accrued revenue of $0.2 million.

Voyage expenses

During the year ended December 31, 2012, we recorded voyage expenses of $7.3 million, compared to $2.0 million during the year ended December 31, 2012, as a result of increased vessel repositioning expenses.

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

General and administrative expenses

General and administrative expenses increased by 21.4% to $8.5 million during the year ended December 31, 2011 from $7.0 million during the year ended December 31, 2010, due to an increase in the number of ownership days by 12.5% from 5,326 in 2010 to 5,992 in 2011, as well as due to an increase, as of May 29, 2011, in the fixed daily fee per vessel to $700 from $575.

Daily general and administrative expenses increased by 7.5% to $1,417, during the year ended December 31, 2011 from $1,318, during the year ended December 31, 2010.

Daily management fees, which are the part of daily general and administrative expenses payable to our Manager, increased by 9.8% to $1,006 during the year ended December 31, 2011, from $916 during the year ended December 31, 2011.

Interest expense

Interest expenses decreased by 18.8% to $5.2 million during the year ended December 31, 2011 from $6.4 million during the year ended December 31, 2010. The $1.2 million decrease in interest expense was mainly attributable to the increase in the capitalized interest during the year ended December 31, 2011 of $1.5 million from $0.3 million during the year ended December 31, 2010, and the decrease in the average loans outstanding during the year ended December 31, 2011 of $460.4 million from $476.9 million during the year ended December 31, 2010, partly offset by the increase of the weighted average interest rate of our outstanding indebtedness to 1.439% p.a. for the year ended December 31, 2011 from 1.394% p.a. for the year ended December 31, 2010.

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

As of December 31, 2011, the aggregate notional amount of interest rate swap transactions outstanding was $547.1 million, compared to $638.0 million at December 31, 2010. The aggregate notional amount of interest rate swap transactions outstanding at

December 31, 2011 is higher than the aggregate loans outstanding at December 31, 2011, of $484.3 million, as two of the interest rate swap transactions outstanding at December 31, 2011 will become effective upon the expiration of the existing interest rate swap transactions relating to such loans. These swaps economically hedged the interest rate exposure of 108% of the Company’s aggregate loans outstanding as of December 31, 2011 that bear interest at LIBOR. The mark-to-market valuation of these interest rate swap transactions at the end of each period is affected by the prevailing comparable interest rates at that time.

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

B.	Liquidity and Capital Resources

As of December 31, 2012, we had $129.4 million in cash and restricted cash, of which $102.7 million consisted of cash and cash equivalents, $22.8 million consisted of short-term restricted cash and $3.9 million was long-term restricted cash. In addition, as of December 31, 2012, we had $50.0 million in a long-term floating rate note investment (for more information, please see Note 9 to our financial statements included at the end of this annual report).

As of February 15, 2013, we had $73.7 million in cash, time deposits and restricted cash of which $46.4 million consisted of cash and cash equivalents, $0.6 million consisted of short-term time deposits, $22.8 million was short-term restricted cash and $3.9 million was long-term restricted cash. In addition, as of February 15, 2013, we had $50.0 million in a long-term floating rate note investment.

As of December 31, 2012, we had aggregate debt outstanding of $615.7 million, of which $19.2 million was payable within the next 12 months. As of December 31, 2012, we had an aggregate additional borrowing capacity of $8.1 million available under existing revolving credit facilities. Additionally, we had one existing vessel unencumbered and under certain conditions we could borrow up to $40.0 million in cash against our long-term floating rate note investment.

As of February 15, 2013, we had an aggregate additional borrowing capacity $68.9 million available under existing revolving credit facilities. Additionally, we had two existing vessels unencumbered and under certain conditions we could borrow up to $40.0 million in cash against our long-term floating rate note investment.

As of December 31, 2012, our commitments for vessel acquisitions were $192.9 million, consisting of $80.8 million, payable in 2013, $59.1 million, payable in 2014, and $53.0 million, payable in 2015. As of December 31, 2012 the existing fleet consisted of 24 vessels and we had contracted to aqcuire six newbuilds and one secondhand vessel, three of which were scheduled to be delivered in 2013, two in 2014 and two in 2015.

As of February 15, 2013, our commitments for vessel acquisitions were $198.8 million, consisting of $69.7 million payable in 2013, $76.1 million payable in 2014, and $53.0 million payable in 2015. As of February 15, 2012, the existing fleet consisted of 25 vessels and we had contracted to aqcuire six newbuilds and one secondhand vessel, two of which were scheduled to be delivered in 2013, three in 2014 and two in 2015.

 Our primary liquidity needs are to fund capital expenditures in relation to newbuild contracts, financing expenses, debt repayment, vessel operating expenses, general and administrative expenses and dividend payments to our stockholders. We anticipate that our primary sources of funds will be the existing cash and cash equivalents as of December 31, 2012 of $102.7 million, short-term restricted cash of $22.8 million, borrowings of $40 million against our long term floating rate note investment, additional undrawn borrowing capacity of $8.1 million, cash from operations and possibly, additional indebtedness to be raised against our two existing unencumbered vessels and against our six unencumbered newbuild vessels and the one contracted secondhand vessel upon their delivery to us, and equity financing.

We currently estimate that the contracted cash flow from operations, existing cash and cash equivalents, additional borrowing against our floating rate note investment, existing undrawn loan and revolving credit facilities and commitments and additional indebtedness secured by six newbuild vessels and one secondhand vessel which are currently unencumbered, will be sufficient to fund the operations of our fleet, including our working capital requirements, and the capital expenditure requirements through the end of 2013. However, during 2013 or 2014, we may seek additional indebtedness to partially fund our capital expenditure requirements in order to maintain a strong cash position. We may incur additional indebtedness secured by two existing vessels, our six newbuild vessels and one contracted secondhand vessel upon their delivery to us, which are all currently unencumbered. To the extent that market conditions deteriorate, charterers may default or seek to renegotiate charter contracts, and vessel valuations may decrease, resulting in a breach of our debt covenants. In such case our contracted revenues may decrease and we may be required to make additional prepayments under existing loan facilities, resulting in additional financing needs. If we acquire additional vessels, our capital expenditure requirements will increase and we will need to rely on existing cash and time deposits, operating cash surplus and existing undrawn loan commitments. If we are unable to obtain additional indebtedness, or to find alternative financing, we will not be capable of funding our commitments for capital expenditures relating to our contracted newbuilds and secondhand vessels. A failure to fulfill our commitment would generally result in a forfeiture of the advances we paid to the shipyard or the third party sellers with respect to the contracted newbuilds and secondhand vessel. In addition, we may also be liable for other damages for breach of contract. Examples of such liabilities could include payments to the shipyard or the third party seller for the difference between the forfeited advance and the amount that remains to be paid by us if the shipyard or the third party seller cannot locate a third-party buyer that is willing to pay an amount equal to the difference or compensatory payments by us to charter parties with whom we have entered into charters with respect to the contracted newbuilds. Such events could adversely impact the dividends we intend to pay, and could have a material adverse effect on our business, financial condition and results of operation.

We have paid dividends to our stockholders each quarter since our initial public offering in June 2008, including an aggregate amount of $37.5 million over three consecutive quarterly dividends, each in the amount of $0.15 per share, followed by one consecutive quarterly dividend in the amount of $0.05 per share, paid during 2012. We also declared a dividend of $0.05 per share, payable on or about March 8, 2013, to our shareholders of record on March 4, 2013. Our future liquidity needs will impact our dividend policy. We currently intend to use a portion of our free cash to pay dividends to our stockholders. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to our growth strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in our existing and future debt instruments; and (v) global financial conditions. Dividends might be reduced or not be paid in the future.

Cash Flows

Cash and cash equivalents increased to $102.7 million as of December 31, 2012, compared to $28.1 million as of December 31, 2011. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to $105.1 million in 2012, consisting of net income after non-cash items of $126.9 million less an increase in working capital of $21.8 million.

Net cash provided by operating activities amounted to $107.2 million in 2011, consisting of net income after non-cash items of $114.4 million plus an increase in working capital of $7.2 million.

Net Cash Used in Investing Activities

Net cash flows used in investing activities were $158.1 million for the year ended December 31, 2012 compared to net cash flows used in investing activities of $125.9 million for the year ended December 31, 2011. The increase in cash flows used in investing activities of $32.2 million from 2011 is mainly attributable to the net effect of the following factors: (i) no change in our net bank time deposits during the year ended December 31, 2012, compared to a decrease of $35.0 million during the same period in 2011; (ii) a decrease of $24.1 million in payments for vessel acquisitions and advances for vessels under construction during the year ended December 31, 2012, due to the net effect of the cancellation of newbuild Hull JO131 of $32.4 million and an increase of $8.3 million in advances paid; and (iii) net increase in restricted cash of $21.3 million during the year ended December 31, 2012, due to an increase in the restricted cash used as loan and credit facilities collaterals, compared to no change during the year ended December 31, 2011.

Net cash flows used in investing activities were $125.9 million for the year ended December 31, 2011 compared to net cash flows used in investing activities of $131.7 million for the year ended December 31, 2010. The decrease in cash flows used in investing activities of $5.8 million from 2010 is mainly attributable to the net effect of the following factors: (i) a decrease in our net bank time deposits by $35.0 million during the year ended December 31, 2011, compared to a decrease of $22.8 million during the same period in 2010; (ii) a decrease of $31.5 million in payments for vessel acquisitions and advances for vessels under construction during the year ended December 31, 2011 due to our acquisition of two new vessels, Venus History in September, and Pelopidas in November, while during the year ended December 31, 2010, we acquired three new vessels, Kanaris in March, Panayiota K in April and Venus Heritage in December; and (iii) proceeds from sale of vessels, amounting to $32.2 million in 2010 due to the sale of the Old Efrossini; no vessels were sold in 2011.

Net Cash Provided by/(Used in)Financing Activities

Net cash flows provided by financing activities were $127.7 million for the year ended December 31, 2012, compared to net cash flows used in financing activities of $18.5 million for the year ended December 31, 2011. This increase of $146.2 million, compared to the year ended December 31, 2011, is largely attributable to an increase of $86.8 million in long-term debt principal payments, offset by an increase in long-term debt proceeds of $228.6 million, a decrease in dividends paid of $4.3 million, a decrease in payments of deferred financing costs of $4.4 million and a decrease of $4.4 million in proceeds from the issuance of common stock.

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

Credit Facilities

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt. Our subsidiaries have generally entered into individual credit facilities in order to finance the acquisition of the vessels owned by these subsidiaries and for general corporate purposes. In 2012, six of our subsidiaries entered into a new credit facility which was used to fully refinance the outstanding balances under six individual credit facilities that had been previously entered into with the same bank. The durations until maturity of our 17 credit facilities outstanding on December 31, 2012, ranged from two to 12 years, and they are generally repaid by semi-annual principal installments and a balloon payment due on maturity, for 13 of them, and by semi-annual principal installments for four of them. We generally pay interest on these facilities at LIBOR plus a margin, except for four facilities, under which a portion of the principal amounts bear interest at the Commercial Interest Reference Rate published by the Organization for Economic Co-operation and Development (“OECD”) applicable on the date of signing of the relevant loan agreements. The obligations under our credit facilities are secured by, among other types of security, first priority mortgages over the vessels owned by the respective borrower subsidiaries, first priority assignments of all insurances and earnings of the mortgaged vessels and guarantees by Safe Bulkers, Inc.

During 2012, we drew down loans totaling $312.6 million and we repaid $181.3 million of our indebtedness. As of December 31, 2012, we had 17 outstanding credit facilities with a combined outstanding balance of $615.7 million. These debt facilities have maturity dates between 2014 and 2024. For a description of our debt facilities as of December 31, 2012, please see Note 8 to our financial statements included at the end of this annual report. During 2013, we are scheduled to repay approximately $19.2 million of our long-term debt outstanding as of December 31, 2012. During 2012, we entered into a new loan facility in the amount of $34.0 million for Efrossini, a new credit facility in the amount of $18.0 million for Pedhoulas Farmer and a new loan facility in the amount of $17.9 million for Pedhoulas Builder.

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

In addition, under guarantees we have entered into with respect to certain of our subsidiaries’ existing credit facilities, we are subject to financial covenants. Depending on the guarantee, these financial covenants include the following:

•	our total consolidated liabilities with the relevant bank divided by our total consolidated assets must not exceed 80% or 85% as the case may be (“Consolidated Leverage Covenant”). The total consolidated assets are based on the market value of our vessels and the book values of all other assets, on an adjusted basis as set out in the relevant guarantee;

•	the ratio of our aggregate debt to EBITDA must not at any time exceed 5.5:1 on a trailing 12 months’ basis or the ratio of our aggregate debt after deducting cash to EBITDA must not at any time exceed 8.5:1 on a trailing 12 months’ basis (“EBITDA Covenant”);

•	our net consolidated worth (total consolidated assets less total consolidated liabilities) (“Consolidated Net Worth Covenant”) must not at any time be less than $150.0 million;

•	payment of dividends is subject to no event of default having occurred;

•	maintenance of minimum free liquidity of $500,000 is required on deposit on a per vessel basis for five vessels; and

•	a minimum of 51% of the Company’s shares shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities.

As of December 31, 2012, the Company was in compliance with all debt covenants with respect to its loan and credit facilities.

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

Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for drybulk vessel services. After reaching historical highs in mid-2008, charter hire rates for Panamax and Capesize drybulk vessels reached near historically low levels. For example, the Baltic Drybulk Index, or “BDI,” declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94% within a single calendar year. On February 3, 2012, the BDI reached a low of 647, due to a combination of weak demand and further growth in vessel supply. As of February 15, 2013, the BDI was 753.

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

In response to the volatile market conditions, we seek to strengthen our charter coverage. Currently, 17 of our 25 vessels are employed or scheduled to be employed in period time charters of more than three months. Additionally, we believe we have structured our capital expenditure requirements, debt commitments and liquidity resources is a way that will provide us with financial flexibility (see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” for more information).

E.	Off-Balance Sheet Arrangements

As of December 31, 2012, we did not have any off-balance sheet arrangements.

F.	Contractual Obligations

Our contractual obligations as of December 31, 2012 were:

	Total	Less than 1 year (2013)	1-3 years (2014-2015)	3-5 years (2016-2017)	More than 5 years (After January 1, 2018)

	(Dollars in thousands)
Long-term debt obligations	$615,667	$19,199	$122,448	$120,291	$353,729

Interest payments (1)	$71,499	$16,743	$25,568	$16,979	$12,209
Payments to our Manager (2)	$16,032	$10,050	$5,982	—	—
Newbuild contracts	$187,309	$78,376	$108,933	—	—

Total	$890,507	$124,368	$262,931	$137,270	$365,938

1.	Amounts shown reflect estimated interest payments we expect to make with respect to our long-term debt obligations and interest rate swaps. The interest payments reflect an assumed LIBOR-based applicable interest rate of 0.5083% (the six-month LIBOR rate as of December 31, 2012), plus the relevant margin of the applicable credit facility and the estimated net settlement of our interest rate swaps. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources—Interest Rate Swaps.”

2.	Represents the fixed fee of $700 per vessel per day and the variable fee of 1.25% of estimated charter hire based on charter agreements in place as of December 31, 2012, based on the management fees effective as of May 29, 2012. In addition, it includes amounts payable to our Manager under the Management Agreement in respect of the acquisition fees for each of the six newbuilds and one contracted secondhand vessel and the supervision fees for each of the six newbuilds, which are described elsewhere herein. The levels of the above mentioned fees are subject to adjustment every year and will be agreed upon between us and our Manager. The fees shown in the table above do not take into account any potential future changes to the fees.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth, as of February 15, 2013, information regarding our directors and executive officers.

Name	Age	Position

Polys Hajioannou	46	Chief Executive Officer, Chairman of the Board and Class I Director
Dr. Loukas Barmparis	50	President, Secretary and Class II Director
Konstantinos Adamopoulos	50	Chief Financial Officer and Class III Director
Ioannis Foteinos	54	Chief Operating Officer and Class I Director
John Gaffney	52	Class II Director
Frank Sica	62	Class III Director
Ole Wikborg	57	Class I Director

Certain biographical information about each of these individuals is set forth below. The term of our Class I directors expires in 2015, the term of our Class II directors expires in 2013 and the term of our Class III directors expires in 2014.

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

Dr. Loukas Barmparis is our President and Secretary and has been a member of our board of directors since 2008. Dr. Barmparis also serves as the technical manager of our Manager, which he joined in February 2006. Until 2009 he was the project development manager of the affiliated Alasia Development S.A., responsible for renewable energy projects. Prior to joining our Manager and Alasia Development S.A., from 1999 to 2005 and from 1993 to 1995, Dr. Barmparis was employed at N. Daskalantonakis Group, Grecotel, one of the largest hotel chains in Greece, as technical manager and project development general manager. During the interim period between 1995 and 1999, Dr. Barmparis was employed at Exergia S.A. as an energy consultant. Dr. Barmparis holds a master of business administration (“M.B.A.”) from the Athens Laboratory of Business Administration, a doctorate from the Imperial College of Science Technology and Medicine, a master of applied science from the University of Toronto and a diploma in mechanical engineering from the Aristotle University of Thessaloniki.

Konstantinos Adamopoulos is our Chief Financial Officer and has been a member of our board of directors since 2008. Prior to joining us, Mr. Adamopoulos was employed at Calyon, a financial institution, as a senior relationship manager in shipping finance for 14 years. Prior to this, from 1990 to 1993, Mr. Adamopoulos was employed by the National Bank of Greece in London as an account officer for shipping finance and in Athens as deputy head of the export finance department. Prior to this, from 1987 to 1989, Mr. Adamopoulos served as a finance officer in the Greek Air Force. Mr. Adamopoulos holds an M.B.A. in finance from the City University Business School and a Bachelor of Science degree in business administration from the Athens School of Economics and Business Science.

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

John Gaffney has been a member of our board of directors and of our audit committee, and a member and chairman of our corporate governance, nominating and compensation committee, since October 2011. Mr. Gaffney joined the law firm of Gibson, Dunn & Crutcher LLP as a partner in November 2011. From January 2010 through September 2011, Mr. Gaffney was a Senior Vice President, Corporate Affairs and General Counsel of Solyndra, Inc., where he led Solyndra’s corporate affairs and legal activities. From January 2008 through December 2009, Mr. Gaffney was an Executive Vice President at First Solar, where he led First Solar’s corporate development, legal, sustainable development and environmental affairs activities. Prior to joining First Solar, Mr. Gaffney practiced law at the firm of Cravath, Swaine & Moore LLP, where he was a partner from 1993 to 2008. Mr. Gaffney is a graduate of The George Washington University, where he received a B.A degree, and of New York University, where he received his J.D. and M.B.A. degrees.

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

As of December 31, 2012, we had seven members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. None of our directors is a party to service contracts with us providing for benefits upon termination of employment. Information regarding the period which each director served and the date of expiration of each director’s current term is available in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

During the fiscal year ended December 31, 2012, the full board of directors held four meetings. Each director attended all of the meetings of committees of which the director was a member in person or electronically. Our board of directors has determined that each of Mr. Sica, Gaffney and Wikborg are independent within the current meanings of independence employed by the corporate governance rules of the New York Stock

Exchange and the SEC. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the chairman of the audit committee, Mr. Frank Sica, or to the chairman of the corporate governance, nominating and compensation committee, Mr. John Gaffney, may do so by writing to our Secretary, Dr. Loukas Barmparis, Safe Bulkers, Inc., 30-32 Avenue Karamanli, 16673, Voula, Athens, Greece.

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

These documents and other important information on our governance are posted on our website and may be viewed at http://www.safebulkers.com. We will also provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of our Secretary, Dr. Loukas Barmparis, Safe Bulkers, Inc., 30-32 Avenue Karamanli, 16673, Voula, Athens, Greece.

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
63

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

Other than an employee who serves as our legal representative in Greece, we have no salaried employees and have not entered into any employment agreements. Our Manager employs, and provides us with, all four of our executive officers, including our chief executive officer, Polys Hajioannou, our president, Dr. Loukas Barmparis, our chief financial officer, Konstantinos Adamopoulos, and our chief operating officer, Ioannis Foteinos. Our Manager is responsible for paying any salaries payable to our executive officers. As of December 31, 2012, approximately 506 people served on board the vessels in our fleet, and our Manager employed approximately 48 people on shore.

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

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of February 15, 2013 held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 15, 2013 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership for each stockholder is based on 76,670,460 shares of common stock outstanding as of February 15, 2013. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Identity of Person or Group	Number of Shares of Common Stock Owned	Percentage of Common Stock

5% Beneficial Owners:
Vorini Holdings Inc. (1)	46,426,015	60.55%
Officers and Directors:
Polys Hajioannou (2)	46,426,015	60.55%
Dr. Loukas Barmparis	—	—
Konstantinos Adamopoulos	—	—
Ioannis Foteinos	—	—
Frank Sica	9,281	*
Ole Wikborg	13,954	*
John Gaffney	13,954	*
All executive officers and directors as a group (7 persons)	46,463,204	60.60%

*	Less than 1%
(1)	Vorini Holdings Inc. is controlled by Polys Hajioannou and his family.

(2)	By virtue of shares owned indirectly through Vorini Holdings Inc., which is our principal stockholder.

In June 2008, we completed a registered public offering of our shares of common stock in which the selling stockholder was Vorini Holdings Inc., and our common stock began trading on the New York Stock Exchange. Our major stockholders have the same voting rights as our other stockholders. As of February 15, 2013, we had five stockholders of record, three of these stockholders of record were located in the United States and held an aggregate 31,156,506 shares of common stock, representing approximately 40.6% of our outstanding shares of common stock. However, one of the United States stockholders of record is Cede & Co., a nominee of The Depository Trust Company, which holds 31,133,271 shares of our common stock. Accordingly, we believe that the shares held by Cede & Co. include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control. We are not aware of any significant changes in the percentage ownership held by any major stockholders since our initial public offering.

Vorini Holdings Inc. owns approximately 60.55% of our outstanding common stock. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. Shares of our common stock held by Vorini Holdings Inc. do not have different or unique voting rights.

B.	Related Party Transactions

Management Affiliations

Our Manager, Safety Management Overseas S.A., is controlled by Polys Hajioannou, our chief executive officer, through another entity, Machairiotissa Holdings, Inc. Our Manager, along with its predecessor, has provided services to our vessels since 1965 and continues to provide technical, administrative, commercial and certain other services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management, including chartering our vessels, pursuant to our Management Agreement described below.

Management Agreement

Under our Management Agreement, our Manager is responsible for providing us with technical, administrative commercial and certain other services, which include the following:

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

Commercial Services

These services include chartering the vessels that we own, assisting in our chartering, locating, purchasing, financing and negotiating the purchase and sale of our vessels, supervising the design and construction of newbuilds, and such other commercial services as we may reasonably request from time to time.

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

Compensation of Our Manager

Under our Management Agreement, in return for providing technical, commercial and administrative services, our Manager receives a fixed fee of $700 per vessel for vessels in our fleet, prorated for the number of calendar days that we own or charter-in each vessel and $250 per vessel per day, for bareboat charters. Our Manager also receives a variable fee of 1.25% on all gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in our fleet. Further, our Manager receives an acquisition fee of 1.0% based on the contract price of any vessel bought and a sales fee of 1.0% based on the contract price of any vessel sold by it on our behalf, including each of our contracted newbuilds. We also pay our Manager a supervision fee of $550,000 per newbuild, of which 50% is payable upon the signing of the relevant supervision agreement, and 50% upon successful completion of the sea trials of each newbuild, for the on-premises supervision of all newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise. The management fees were constant for the 2 year initial period of the Management Agreement, which ended on May 29, 2010. On May 29, 2010, pursuant to an agreement between us and our Manager, the variable fee on gross freight, charter hire, ballast bonus and demurrage was readjusted to 1.25% from 1.0%. On May 29, 2011, the fixed fee per vessel was readjusted to $700 from $575 per day, and the supervision fee per newbuild was readjusted to $550,000 from $375,000, while all other management fees remained constant. Since then all management fees have remained constant.

The management fees do not cover capital expenditure, financial costs and operating expenses for our vessels and our general and administrative expenses such as directors, and officers’ liability insurance, legal and accounting fees and other similar third party expenses. More specifically, we reimburse expenses of the Manager or its personnel directly related to the operation and management of our vessels, such as:

•	interest, principal and other financial costs,

•	voyage expenses

•	vessel operating expenses including crewing costs, surveyor’s attendance fees, bunkers, lubricant oils, spares, survey fees, classification society fees, maintenance and repair costs, tonnage taxes and vetting expenses,

•	commissions, remuneration or disbursements due to lawyers, brokers, agents, surveyors, consultants, financial advisors, investment bankers, insurance advisors,

•	deductibles, insurance premiums and/or P&I calls,

•	postage, communication, traveling, victualling and other out of pocket expenses.

Each year, our Manager prepares and submits to us a detailed draft budget for the next calendar year, which includes a statement of estimated revenue, estimated general and administrative expenses and a proposed budget for capital expenditures, repairs or alterations. Once approved by us, this draft budget becomes the approved budget.

Term and Termination Rights

Subject to the termination rights described below, the initial term of our Management Agreement expired on May 28, 2010. Since then our Management Agreement has been automatically renewed for three one-year periods, expiring May 28, 2013. Upon expiration of the renewal term, our Management Agreement automatically renews for one-year periods until May 28, 2018, at which point the agreement will expire. In addition to the termination provisions outlined below, we are able to terminate our Management Agreement at any point after the initial term upon 12 months’ notice to our Manager. Such notice of termination has not been provided to our Manager by us.

Our Manager’s Termination Rights

Our Manager may terminate our Management Agreement prior to the end of its term if:

•	any money payable by us is not paid when due or if due on demand, within ten business days following demand by our Manager;

•	we default in the performance of any other material obligation under the Management Agreement and the matter is unresolved within 20 business days after we receive written notice of such default from our Manager;

•	the management fee determined by arbitration in respect of any annual period following the initial term is unsatisfactory to our Manager, in which case the Manager may terminate upon 12 months’ written notice to us;

•	any acquisition of our shares or a merger, consolidation or similar transaction results in any “person” or “group” acquiring 40% or

•	more of the total voting power of our or the resulting entity’s outstanding voting securities, and such percentage represents a higher percentage of such voting power than that held directly or indirectly by Polys Hajioannou and Nicolaos Hadjioannou, collectively; or

•	there is a change in directors after which a majority of the members of our board of directors are not continuing directors.

“Continuing directors” means, as of any date of determination, any member of our board of directors who was:

•	a member of our board of directors on June 4, 2008; or

•	nominated for election or elected to our board of directors with the approval of a majority of the directors then in office who were either directors on June 4, 2008 or whose nomination or election was previously so approved.

Our Termination Rights

In addition to certain standard termination rights, we may terminate our Management Agreement prior to the end of its term if:

•	our Manager defaults in the performance of any material obligation under our Management Agreement and the matter is not resolved

•	within 20 business days after our Manager receives from us written notice of such default; or

•	any money payable by our Manager to us or third parties under our Management Agreement is not paid or accounted for within ten business days following written notice by us.

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

Registration Rights Agreement

In connection with the closing of our initial public offering, we entered into a registration rights agreement with Vorini Holdings Inc., our largest stockholder, pursuant to which we have granted it and certain of its transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our common stock held by those persons. Under the registration rights agreement, Vorini Holdings Inc. and certain of its transferees have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, those persons have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. Vorini Holdings Inc. currently owns 45,500,000 shares entitled to these registration rights.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” below.

Legal Proceedings

We are involved in an ongoing arbitration dispute in London, England, with the Shipyard. We had entered into an agreement with the Shipyard for the construction, sale and delivery by the Shipyard to us of one 180,000 DWT Capesize class newbuild vessel (Hull No. J0131) in exchange for USD $53 million. In December 2012, after having paid $31.8 million in advances during construction, we exercised our termination right under the agreement due to the Shipyard’s excessive construction delays and delivered demands to each of the Shipyard and the refund guarantor, The Export Import Bank of China (a bank rated Aa3 by Moody’s Investor Services), pursuant to the agreement and the refund guarantees, respectively, for a refund of the full amount of advances paid, with interest. In response, in January 2013, the Company received a notice of arbitration, and arbitration proceedings with the shipyard were initiated in London, England. The Shipyard alleges that our termination constitutes a breach of the agreement and argues that we are not entitled to a refund of any of the advances paid or interest. We are vigorously pursuing the arbitration and believe that the merits in this dispute rest in our favor. However, arbitration is inherently uncertain and we cannot provide assurance that we will prevail because it is not possible to predict what the final outcome will be of any legal proceeding. An award against us would require us to record the related liability and incur the cost thereof, which includes the amount of advances already paid, the capitalized expenses recorded and any further damages to the Shipyard without receipt of the vessel.

We are not otherwise involved in any legal proceedings which may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any other proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity.

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

Dividend Policy

We paid our first quarterly dividend as a public company of $0.1461 per share in August 2008 and subsequent dividends of $0.475 per share in November 2008, $0.15 per share in February 2009, May 2009, August 2009, November 2009, February 2010, May 2010, August 2010, November 2010, February 2011, May 2011, August 2011, November 2011, February 2012, May 2012 and August 2012, and $0.05 per share in November 2012. We also declared a dividend of $0.05 per share on February 18, 2013, for the shareholders of record on March 4, 2013, payable on or about March 8, 2013.

We currently intend to use a portion of our free cash to pay dividends to our shareholders. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (a) our earnings, financial condition and cash requirements and available sources of liquidity, (b) decisions in relation to our growth strategies, (c) provisions of Marshall Islands and Liberian law governing the payment of dividends, (d) restrictive covenants in our existing and future debt instruments and (e) global financial conditions. Dividends might be reduced or not be paid by us. Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves, as well as additional factors unrelated to our profitability. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments. See “Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Industry and Our Business” for a discussion of the risks related to our ability to pay dividends.

B.	Significant Changes

No significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING

Trading on the New York Stock Exchange

Since our initial public offering in the United States on May 29, 2008, our common stock has been listed on the New York Stock

Exchange under the symbol “SB.” The following table shows the high and low sales prices for our common stock during the indicated periods.

	Price Range
	High	Low
2008 (1)	$19.23	$2.98
2009	9.64	2.71
2010	9.18	6.50
2011	9.78	5.28
2012	7.73	3.12

First Quarter 2011	9.69	8.20
Second Quarter 2011	9.78	6.97
Third Quarter 2011	7.93	6.10
Fourth Quarter 2011	7.02	5.28
First Quarter 2012	7.73	6.07
Second Quarter 2012	7.00	5.96
Third Quarter 2012	6.66	5.76
Fourth Quarter 2012	5.96	3.12

August 2012	6.66	5.98
September 2012	6.21	5.76
October 2012	5.96	5.50
November 2012	5.69	3.23
December 2012	3.54	3.12
January 2013	4.22	3.40
February 2013(2)	4.10	3.61

(1)	For the period from May 29, 2008, the date on which our common stock began trading on the New York Stock Exchange, until the end of the period.
(2)	For the period through February 15, 2013.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Under our articles of incorporation, our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, of which, as of December 31, 2012 and February 15, 2013, 76,661,451 and 76,670,460 shares were issued and outstanding, respectively, and 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of December 31, 2012 and February 15, 2013, no shares were issued and outstanding. Of this blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan.” All of our shares of stock are in registered form.

Please see Note 10 to our financial statements included at the end of this annual report for a discussion of the history of our share capital.

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

United States Federal Income Tax Considerations

The following discussion of United States federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion does not address any United States state or local taxes, any United States federal tax other than federal income tax or the tax on net investment income imposed by Section 1411 of the Code. This discussion does not purport to address the tax consequences of owning our common stock to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, United States expatriates, persons holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons liable for alternative minimum tax, pass-through entities and investors therein, persons who own, actually or under applicable constructive ownership rules, 10% or more of our common stock, traders or dealers in securities or currencies and United States holders whose functional currency is not the United States dollar) may be subject to special rules. This discussion only addresses holders that hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences of the ownership of our common stock arising in your own particular situation under United States federal, state, local or foreign law.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners in a partnership holding our common stock are encouraged to consult their tax advisors.

Taxation of Our Shipping Income

For purposes of the following discussion “shipping income” means income that is derived by a non-United States corporation from:

(a)	the use of vessels;

(b)	the hiring or leasing of vessels for use on a time, operating or bareboat charter basis;

(c)	the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture it directly or indirectly owns or participates in that generates such income; or

(d)	the performance of services directly related to those uses.

Shipping income attributable to transportation exclusively between non-United States ports is generally not subject to United States income tax. However, unless exempt from United States income tax under the rules contained in Section 883 of the Code, a non-United States corporation is, under the rules of Section 887 of the Code, subject to a 4% United States income tax in respect of its “United States source gross transportation income” (without the allowance for deductions). United States source gross transportation income includes 50% of shipping income that is attributable to transportation that begins or ends (but that does not both begin and end) in the United States. Under Section 883 of the Code, a non-United States corporation will be exempt from United States income tax on its United States source gross transportation income if:

(a)	it is organized in a foreign country (its “country of organization”) that grants an “equivalent exemption” to United States corporations; and

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

We expect that none of our United States source gross transportation income will be “effectively connected” with the conduct of a United States trade or business. Such income would be considered “effectively connected” only if:

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

If you are an individual, trust or estate, dividends you receive from us should be treated as “qualified dividend income” taxed at preferential rates, provided that:

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

There is no assurance that dividends you receive from us will be eligible for preferential rates. Dividends you receive from us that are not eligible for any preferential rate will be taxed at the ordinary income rates.

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

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income we earn, or are deemed to earn, in connection with the performance of services will not constitute passive income. By contrast, rental income will generally constitute passive income (unless we are treated under certain special rules as deriving our rental income in the active conduct of a trade or business).

Because we have chartered all our vessels to unrelated charterers on the basis of period time and spot time charter contracts (and not on the basis of bareboat charters) and because we expect to continue to do so, we believe that currently we should not be treated as being and should not become a PFIC. We believe it is more likely than not that our gross income derived from our time charter activities constitutes active service income (as opposed to passive rental income) and, as a result, our vessels constitute active assets (as opposed to passive assets) for purposes of determining whether we are a PFIC. We believe there is legal authority supporting this position, consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters as service income for other tax purposes. However, there is no legal authority specifically relating to the statutory provisions governing PFICs or relating to circumstances substantially similar to ours. Moreover, a recent case by the United States Court of Appeals for the Fifth Circuit held that, contrary to the position of the IRS in that case, and for purposes of a different set of rules under the Code, income received under a time charter of vessels should be treated as rental income rather than services income. If the reasoning of the Fifth Circuit case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time chartering activities would be treated as rental income, and we would probably be a PFIC.

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

If you are engaged in a United States trade or business for United States tax purposes, you will be subject to United States tax with respect to your income from our common stock (including dividends and the gain from the sale, exchange or other disposition of the stock) that is effectively connected with the conduct of that trade or business in the same manner as if you were a United States holder. In addition, if you are a corporate non-United States holder, your earnings and profits that are attributable to the effectively connected income (subject to certain adjustments) may be subject to an additional United States branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

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
86

(3)	in certain circumstances, fail to comply with applicable certification requirements.

Under legislation enacted in 2010, United States holders who are individuals generally will be required to report certain information with respect to an interest in our common stock, including our name, address and such information as is necessary to identify the class or issue of which the shares of common stock are a part. These requirements are subject to exceptions, including an exception for shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) held by the United States holder (and, as applicable by his or her spouse) does not exceed a specified minimum amount.

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

A.	Quantitative Information About Market Risk

Interest Rate Risk

We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding, which is based on U.S. dollar LIBOR plus, in the case of each credit facility, a specified margin. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we use derivative financial instruments. We had entered into 17 interest rate swap agreements as of December 31, 2012, compared to the same number of interest rate swap agreements as of December 31, 2011, in order to manage future interest costs and the risk associated with changing interest rates.

The total notional principal amount of these swaps as of December 31, 2012 was $505.8 million, of which $452.1 million was effective as of December 31, 2012 and $53.7 million becomes effective during 2013. The swaps have specified rates and durations. Refer to the table in Note 14 of our financial statements included at the end of this annual report which summarizes the interest rate swaps in place as of December 31, 2012 and December 31, 2011. In January 2013, we entered into an interest rate transaction with a bank in respect of one of our loan facilities for an initial notional amount of $14 million and duration of five years. For more information, refer to Note 23 of our financial statements included at the end of this annual report.

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

Through these swap transactions, we effectively hedged the interest rate exposure of 83.0% of our loans outstanding as of December 31, 2012, which bear interest at LIBOR.

The following table sets forth the sensitivity of our existing loans as of December 31, 2012 as to a 100 basis point increase in LIBOR taking into account our interest rate swap agreements that are currently in place, during the next five years, and reflects the additional interest expense.

Year	Amount
2013	$1.9 million
2014	$2.6 million
2015	$3.1 million
2016	$3.1 million
2017	$2.9 million

Foreign Currency Exchange Risk

We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2012 we incurred approximately 26.42% of our vessel operating expenses in currencies other than the U.S. dollar. As of December 31, 2012, approximately 28.02% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar and were subject to exchange rate risk, as their value fluctuates with changes in exchange rates.

A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2012, would have increased our vessel operating expenses by approximately $912,372 and the fair value of our outstanding accounts payable by approximately $85,919.

As of December 31, 2012 a portion of our remaining capital expenditures related to the agreements for the purchase of newbuilds was denominated in Japanese yen, equivalent to $2.3 million. A hypothetical 10% immediate adverse move in the Japanese yen exchange rate from the rate in effect as of December 31, 2012, would have increased our remaining capital expenditures by approximately $258,759. While, from time to time, we have in the past used financial derivatives in the form of foreign exchange forward agreements to mitigate the risk associated with exchange rate fluctuations, currently, no such instruments are in place, although we may enter into foreign exchange forward agreements in the future in relation to the remaining payments denominated in Japanese Yen for the newbuild vessels we have contracted to purchase.

There have been no material quantitative changes in market risk exposures between 2012 and 2011.

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

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2012. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include without limitations controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2012.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act and for the assessment of the effectiveness of internal control over financial reporting. Our internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

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

In making its assessment of our internal control over financial reporting as of December 31, 2012, management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Management concluded that, as of December 31, 2012, our internal control over financial reporting was effective. Deloitte Hadjipavlou, Sofianos & Cambanis S.A. (“Deloitte”), our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2012 which is reproduced in its entirety in Item 15(c) below.

C.	Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Safe Bulkers, Inc.,

 Majuro, Republic of The Marshall Islands,

We have audited the internal control over financial reporting of Safe Bulkers, Inc., and its subsidiaries (the “Company”) as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated February 28, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece

February 28, 2013

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

We have adopted a Code of Business Conduct and Ethics for all officers and employees of our company, which incorporates a Code of Ethics for directors and a Code of Conduct for corporate officers, a copy of which is posted on our website, and may be viewed at http://www.safebulkers.com/corp_ethics.htm. We will also provide a paper copy of this document free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Dr. Loukas Barmparis, Secretary, Safe Bulkers, Inc., 32 Avenue Karamanli, 16605, Voula, Athens, Greece. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2012.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees billed to the Company for the fiscal years ended December 31, 2012 and 2011 by the Company’s principal accounting firm, Deloitte, Hadjipavlou, Sofianos & Cambanis S.A, an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, Limited, by the category of service, were as follows:

	2011	2012
	(In Thousands)
Audit fees	$509	$575
Total fees	$509	$575

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

On June 10, 2009, the Company announced that Vorini Holdings Inc. authorized a program under which it may from time to time purchase shares of the Company’s common stock on the open market. The maximum number of shares of common stock that can be purchased annually under the program and any private placement is approximately 2% of the Company’s shares outstanding. The program is still in effect. No shares were purchased during 2012 pursuant to the program. In December 2012, Vorini Holdings Inc. purchased 600,000 shares of the Company at a price of $3.00 per share in a block trade completed through a broker-dealer. As of February 15, 2013, the Company had 76,670,460 shares of common stock outstanding. Approximately 46,426,015 of those shares, or 60.55% of common stock outstanding, were held by the Company’s affiliates, according to information provided to the Company by such affiliates. The remaining 30,244,445 shares, or 39.45% of common stock outstanding, represented the public float.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-26 included herein by reference.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation*

1.2	Articles of Amendment to Amended and Restated Articles of Incorporation**

1.3	Amended and Restated Bylaws*

2.1	Form of Registration Rights Agreement between Safe Bulkers, Inc. and Vorini Holdings Inc.*

2.2	Stockholder Rights Agreement*

2.3	Specimen Share Certificate*

4.1	Form of Management Agreement between Safety Management Overseas S.A. and Safe Bulkers, Inc.*

4.2	Amendment No. 1 to Management Agreement between Safety Management Overseas S.A. and Safe Bulkers, Inc.***

4.3	Form of Restrictive Covenant Agreement among Safe Bulkers, Inc., Polys Hajioannou, Vorini Holdings Inc., SafeFixing Corp and Machairiotissa Holdings Inc.*

4.4	Form of Restrictive Covenant Agreement between Safe Bulkers, Inc. and Polys Hajioannou*

4.5	Amendment No. 1 to Restrictive Covenant Agreement between Safe Bulkers, Inc. and Polys Hajioannou***

8.1	List of Subsidiaries

12.1	Certification of principal executive officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended

12.2	Certification of principal financial officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended

13.1	Certification of principal executive officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995) filed with the SEC and hereby incorporated by reference to such Registration Statement.

**	Previously filed as an exhibit to the Company’s Form 6-K filed with the SEC on October 8, 2009 and hereby incorporated by reference to such Form 6-K.

***	Previously filed as an exhibit to the Company’s Form 20-F filed with the SEC on February 29, 2012 and hereby incorporated by reference to such Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

February 28, 2013

By

/s/ KONSTANTINOS ADAMOPOULOS

Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer and Director
95

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Safe Bulkers, Inc.

Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Safe Bulkers, Inc. and subsidiaries (the “Company”) as of December 31, 2011 and 2012, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Safe Bulkers, Inc. and subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

February 28, 2013

Athens, Greece

SAFE BULKERS, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2011 AND 2012
(In thousands of U.S. Dollars, except for share and per share data)

		December 31,
	Notes	2011	2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		28,121	102,724
Accounts receivable	4	5,550	37,047
Due from Manager	3	24	—
Inventories		2,653	5,900
Accrued revenue	19	—	554
Restricted cash		—	22,800
Prepaid expenses and other current assets		1,611	2,804
Total current assets		37,959	171,829
FIXED ASSETS:
Vessels, net	5	655,356	810,001
Advances for vessel acquisition and vessels under construction	6	122,307	39,902
Total fixed assets		777,663	849,903
OTHER NON CURRENT ASSETS:
Deferred finance charges, net	7	6,226	6,467
Restricted cash		5,423	3,923
Accrued revenue	19	—	92
Long-term investment	9	50,000	50,000
Total assets		877,271	1,082,214
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	8	18,486	19,199
Unearned revenue	19	23,211	18,205
Trade accounts payable		1,183	3,061
Accrued liabilities	15	6,556	6,364
Derivative liabilities	14	2,237	591
Due to Manager	3	—	73
Total current liabilities		51,673	47,493
Derivative liabilities	14	10,130	8,978
Long-term debt, net of current portion	8	465,805	596,468
Unearned revenue – Long-term	19	17,821	3,419
Total liabilities		545,429	656,358
COMMITMENTS AND CONTINGENCIES	11	—	—
SHAREHOLDERS’ EQUITY:
Shareholders’ equity:
Common stock, $0.001 par value; 200,000,000 authorized, 70,891,916 and 76,661,451 issued and outstanding at December 31, 2011 and 2012, respectively	10	71	77
Preferred stock, $0.01 par value; 20,000,000 authorized, none issued or outstanding
Additional paid in capital		114,918	150,269
Retained earnings		216,853	275,510
Total shareholders’ equity		331,842	425,856
Total liabilities and shareholders’ equity		877,271	1,082,214

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In thousands of U.S. Dollars, except for share and per share data)

	Year Ended December 31,
	Notes	2010	2011	2012
REVENUES:
Revenues	12	159,698	172,036	187,557
Commissions		(2,678)	(3,128)	(3,261)
Net revenues		157,020	168,908	184,296

EXPENSES:
Voyage expenses		(610)	(1,987)	(7,286)
Vessel operating expenses	13	(23,128)	(26,066)	(34,540)
Depreciation	5	(19,673)	(23,637)	(32,250)
General and administrative expenses
-Management fee to related party	3,18	(4,880)	(6,026)	(7,726)
-Third party expenses	18	(2,138)	(2,463)	(2,220)
Early redelivery income, net	16	132	207	11,677
Gain on sale of assets	20	15,199	—	—
Operating income		121,922	108,936	111,951

OTHER (EXPENSE)/INCOME:
Interest expense	8	(6,423)	(5,250)	(9,072)
Other finance costs		(330)	(1,055)	(1,268)
Interest income		2,627	1,046	1,122
Loss on derivatives	14	(8,164)	(12,491)	(5,384)
Foreign currency gain/(loss)		281	(799)	(3)
Amortization and write-off of deferred finance charges	7	(266)	(653)	(1,226)
Net income		109,647	89,734	96,120

Earnings per share in U.S. Dollars, basic and diluted	22	1.73	1.29	1.27
Weighted average number of shares, basic and diluted		63,300,466	69,463,093	75,468,465

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC. CONSOLIDATED STATEMENTS
OF SHAREHOLDERS’ EQUITY FOR THE YEARS
ENDED DECEMBER 31, 2010, 2011 AND 2012
(In thousands of U.S. Dollars, except for per share data)

		Additional	Retained
	Common Stock	Paid in Capital	Earnings	Total
Balance as of January 1, 2010	55	90	97,074	97,219
Net income	—	—	109,647	109,647
Issuance of common stock	11	74,956	—	74,967
Share based compensation	—	120	—	120
Dividends ($0.60 per share)	—	—	(37,820)	(37,820)
Balance as of December 31, 2010	66	75,166	168,901	244,133

Net income	—	—	89,734	89,734
Issuance of common stock	5	39,632	—	39,637
Share based compensation	—	120	—	120
Dividends ($0.60 per share)	—	—	(41,782)	(41,782)
Balance as of December 31, 2011	71	114,918	216,853	331,842

Net income	—	—	96,120	96,120
Issuance of common stock	6	35,231	—	35,237
Share based compensation	—	120	—	120
Dividends ($0.50 per share)	—	—	(37,463)	(37,463)
Balance as of December 31, 2012	77	150,269	275,510	425,856

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In thousands of U.S. Dollars)

	December 31,
	2010	2011	2012
Cash Flows from Operating Activities:
Net income	109,647	89,734	96,120
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	19,673	23,637	32,250
Gain on sale of assets	(15,199)	—	—
Amortization and write-off of deferred finance charges	266	653	1,226
Unrealized foreign exchange (gain)	(326)	—	—
Unrealized (gain)/loss on derivatives	(4,508)	263	(2,798)
Share based compensation	120	120	120
Change in:
Accounts receivable trade	620	(4,265)	303
Due from Manager	—	(24)	24
Inventories	(172)	(1,236)	(3,247)
Accrued revenue	1,693	—	(646)
Prepaid expenses and other current assets	(37)	(452)	(575)
Due to Manager	430	(449)	73
Trade accounts payable	(1,198)	(287)	1,878
Accrued liabilities	(1,523)	547	(255)
Unearned revenue	8,661	(1,052)	(19,408)
Net Cash Provided by Operating Activities	118,147	107,189	105,065

Cash Flows from Investing Activities:
Vessel acquisitions including advances for vessels under construction	(192,418)	(160,969)	(136,845)
Proceeds from sale of assets	32,168	—	—
Increase in restricted cash	(650)	—	(23,300)
Restricted cash released	6,382	—	2,000
Increase in bank time deposits	(86,548)	—	—
Maturity of bank time deposits	109,357	35,080	—
Net Cash Used in Investing Activities	(131,709)	(125,889)	(158,145)

Cash Flows from Financing Activities:
Proceeds from long-term debt	74,500	84,000	312,630
Principal payments of long-term debt	(50,992)	(94,453)	(181,254)
Dividends paid	(37,820)	(41,782)	(37,463)
Payment of deferred financing costs	(519)	(5,916)	(1,467)
Proceeds on issuance of common stock (net)	74,967	39,637	35,237
Net Cash Provided by/(Used in) Financing Activities	60,136	(18,514)	127,683

Net increase/(decrease) in cash and cash equivalents	46,574	(37,214)	74,603
Effect of exchange rate changes on cash	326	—	—
Cash and cash equivalents at beginning of year	18,435	65,335	28,121
Cash and cash equivalents at end of year	65,335	28,121	102,724

Supplemental cash flow information:
Cash paid for interest (excluding capitalized interest):	6,414	5,050	8,534
Non cash Investing activities (represent advances and capitalized interest for newbuild Hull No. J0131)	—	—	32,412

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

Safe Bulkers, Inc. (“Safe Bulkers”) was formed on December 11, 2007, under the laws of the Republic of The Marshall Islands for the purpose of acquiring an ownership interest in 19 companies, each of which owned or was scheduled to acquire a newbuild drybulk vessel, all of which were under the common control of Polys Hajioannou and his family. The shares of the 19 companies were contributed to Safe Bulkers by Vorini Holdings, Inc. (“Vorini Holdings”), a Marshall Islands corporation controlled by Polys Hajioannou and his family. Safe Bulkers became the owner of 100% of each of the 19 companies, and Vorini Holdings became the sole shareholder of Safe Bulkers.

Safe Bulkers successfully completed its initial public offering (the “IPO”) on June 3, 2008 and its common stock trades on the New York Stock Exchange (“NYSE”) under the symbol “SB.” Following the IPO, Vorini Holdings became the controlling shareholder of Safe Bulkers.

Since its IPO Safe Bulkers successfully completed three additional public offerings. Vorini Holdings continues to be the controlling shareholder of Safe Bulkers, and, accordingly, can control the outcome of matters on which shareholders are entitled to vote, including the election of the entire board of directors and other significant corporate actions

As of December 31, 2012, Safe Bulkers held 35 wholly-owned companies which are referred to herein as “Subsidiaries”, and which together owned and operated a fleet of 24 drybulk vessels, and were scheduled to acquire an additional six newbuilds (the “Newbuilds”) and one second-hand vessel.

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

The accompanying consolidated financial statements include the operations, assets and liabilities of the Company, using the historical carrying costs of the assets and the liabilities of the Subsidiaries listed below.

Subsidiary	Vessel Name	Type	Built
Marindou Shipping Corporation (“Marindou”)(1)	Maria	Panamax	April 2003
Maxeikosiexi Shipping Corporation (“Maxeikosiexi”)(1)	Koulitsa	Panamax	April 2003
Avstes Shipping Corporation (“Avstes”)(1)	Vassos	Panamax	February 2004
Kerasies Shipping Corporation (“Kerasies”)(1)	Katerina	Panamax	May 2004
Marathassa Shipping Corporation (“Marathassa”)(1)	Maritsa	Panamax	January 2005
Maxeikositessera Shipping Corporation (“Maxeikositessera”)(1)	Efrossini	Panamax	February 2012
Pemer Shipping Ltd. (“Pemer”)(1)	Pedhoulas Merchant	Kamsarmax	March 2006
Petra Shipping Ltd. (“Petra”)(1)	Pedhoulas Trader	Kamsarmax	May 2006
Pelea Shipping Ltd. (“Pelea”)(1)	Pedhoulas Leader	Kamsarmax	March 2007
Staloudi Shipping Corporation (“Staloudi”)(1)	Stalo	Post-Panamax	January 2006
Marinouki Shipping Corporation (“Marinouki”)(1)	Marina	Post-Panamax	January 2006
Soffive Shipping Corporation (“Soffive”)(1)	Sophia	Post-Panamax	June 2007
Eniaprohi Shipping Corporation (“Eniaprohi”)(1)	Eleni	Post-Panamax	November 2008
Eniadefhi Shipping Corporation (“Eniadefhi”)(1)	Martine	Post-Panamax	February 2009
Maxdodeka Shipping Corporation (“Maxdodeka”)(1)	Andreas K	Post-Panamax	September 2009
F-7

Maxdekatria Shipping Corporation (“Maxdekatria”)(1)	Panayiota K	Post-Panamax	April 2010
Maxdeka Shipping Corporation (“Maxdeka”)(3)	Venus Heritage	Post-Panamax	December 2010
Shikoku Friendship Shipping Company (“Shikoku”)(3)	Venus History	Post-Panamax	September 2011
Maxenteka Shipping Corporation (“Maxenteka”)(3)	Venus Horizon	Post-Panamax	February 2012
Maxpente Shipping Corporation (“Maxpente”)(1)	Kanaris	Capesize	March 2010
Eptaprohi Shipping Corporation (“Eptaprohi”)(1)	Pelopidas	Capesize	November 2011
Maxeikosi Shipping Corporation (“Maxeikosi”)(1)	Pedhoulas Builder	Kamsarmax	May 2012
Maxeikositria Shipping Corporation (“Maxeikositria”)(1)	Pedhoulas Fighter	Kamsarmax	August 2012
Maxeikosiena Shipping Corporation (“Maxeikosiena”)(1)	Pedhoulas Farmer	Kamsarmax	September 2012
Glovertwo Shipping Corporation (“Glovertwo”)(3)	TBN - H 814	Panamax	2H 2013 (4)
Shikokutessera Shipping Inc. (“Shikokutessera”)(3)(5)	TBN - H 1659	Panamax	2H 2013 (4)
Shikokupente Shipping Inc. (“Shikokupente”)(3)	TBN - H 1660	Panamax	1H 2014 (4)
Maxtessera Shipping Corporation (“Maxtessera”)(3)	TBN - H 8126	Capesize	1H 2014 (4)
Shikokuexi Shipping Inc. (“Shikokuexi”)(3)	TBN - H 2396	Post-Panamax	2H 2015 (4)
Shikokuepta Shipping Inc. (“Shikokuepta”)(3)	TBN - H 2397	Post-Panamax	2H 2015 (4)
Maxeikosipente Shipping Corporation (“Maxeikosipente”)(1)(6)	—	—	—
Maxeikosiepta Shipping Corporation (“Maxeikosiepta”)(1)(2)	—	—	—
Vassone Shipping Corporation (“Vassone”)(1)(2)	—	—	—
Efragel Shipping Corporation (“Efragel”)(1)(7)	—	—	—
-//-	Efrossini (hereinafter called ‘‘Old Efrossini’’)	Panamax	February 2003 (8)
S.B. Sea Venture Company Ltd (9)	—	—	—

(1) Incorporated under the laws of the Republic of Liberia.

(2) Second-hand vessel acquisitions. Refer to Note 23.

(3) Incorporated under the laws of the Republic of The Marshall Islands.

(4) Estimated completion date for newbuild vessels.

(5) New estimated completion date for newbuild vessel. Refer to Note 23.

(6) Cancellation of Newbuild. Refer to Notes 4 and 11.

(7) Company dissolved in October 2012.

(8) Vessel sold in January 2010. Refer to Note 20.

(9) Incorporated under the laws of the Republic of Cyprus.

For the years ended December 31, 2010, 2011 and 2012, the following charterers individually accounted for more than 10% of the Company’s charter revenues as follows:

	December 31,
	2010	2011	2012
Daiichi Chuo Kisen Kaisha	44.92%	48.17%	46.48%
Kawasaki Kisen Kaisha	18.78%	17.93%	16.39%
Cargill International S.A	12.67%	—	—

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

Other Comprehensive Income / (Loss): The Company follows the accounting guidance relating to Statement of Comprehensive Income, which requires separate presentation of certain transactions that are recorded directly as components of shareholders’ equity. The Company has no other comprehensive income/ (loss) and accordingly comprehensive income/(loss) equals net income for the periods presented.

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

Cash and Cash Equivalents: Cash and cash equivalents consist of current, call, time deposits and certificates of deposit with original maturities of three months or less at the time of purchase and which are not restricted for use or withdrawal.

Time Deposits: Time deposits are held with banks with original maturities longer than three months at the time of purchase. In the event original maturities are shorter than twelve months at the time of purchase, such deposits are classified as current assets; if original maturities are longer than twelve months, such deposits are classified as non-current assets.

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

Accounts Receivable: Accounts receivable reflects trade receivables from time or voyage charters and other receivables from operational activities, net of an allowance for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No allowance for doubtful accounts was recorded for any of the periods presented.

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

Impairment of Long-lived Assets: The Company follows the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statement of income. Various factors including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs are included in this analysis. No impairment loss was recorded during the years ended December 31, 2010, 2011 and 2012.

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

Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are no longer depreciated once they meet the criteria of being held for sale. There were no assets held for sale as at December 31, 2012.

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

Derivative Instruments: The Company may enter into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to the acquisition of vessels and on certain loan obligations. The Company also enters into interest rate derivatives to create economic hedges for its exposure to interest rate risk of its loan obligations (see also Notes 8 and 14). When such derivatives do not qualify for hedge accounting the Company records these financial instruments in the consolidated balance sheet at their fair value as either a derivative asset or a liability, and recognizes the fair value changes thereto in the consolidated statements of income. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) until the hedged item is recognized in the consolidated statements of income. For the years ended December 31, 2010, 2011 and 2012, no derivatives were accounted for as accounting hedges.

Financial Instruments: Over-the-counter foreign exchange forward contracts and interest rate derivatives are recorded at fair value. Other financial instruments, including cash equivalents and debt are recorded at amortized cost.

(a) Interest rate risk: The Company’s interest rates and long-term loan repayment terms are described in Note 8 .The Company manages its interest rate risk by entering into interest rate derivative instruments which are described in Note 14.

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

(c) Fair value measurement: In accordance with the requirements of accounting guidance relating to Fair Value Measurement, the Company classifies and discloses assets and liabilities carried at fair value in one of the following three categories:

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

Taxes: Entities within the group that are incorporated under the laws of either the Republic of Liberia or the Republic of The Marshall Islands are not subject to Liberian or Marshall Islands income taxes. However, each vessel-owning Subsidiary is subject to registration and tonnage taxes under the laws of the Republic of Cyprus or the Republic of The Marshall Islands depending on where each Company’s vessel is registered, which is not an income tax. As of January 1, 2013, each vessel managed in Greece is subject to tonnage tax, under the laws of the Republic of Greece, which is not an income tax. These registration and tonnage taxes are recorded within Vessel Operating Expenses in the accompanying consolidated statements of income.

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

Dividends: Dividends are recorded in the period in which they are declared by the Company’s Board of Directors.

Segment Reporting: The Company reports financial information and evaluates its operations by total charter revenue and not by the type of vessel or vessel employment for its customers. The Company’s vessels have similar operating and economic characteristics. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates as one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

Recent Accounting Pronouncements: There are no recent accounting pronouncements the adoption of which would have a material effect on the Company’s consolidated financial statements in the current period.

3. Transactions with Related Parties

Safety Management Overseas S.A., Panama (the “Manager”): On May 29, 2008, Safe Bulkers signed a management agreement (the “Management Agreement”) with Safety Management, a related party that is controlled by Polys Hajioannou. Under such Management Agreement, each vessel-owning Subsidiary has entered into, or in the case of vessels not yet delivered, will enter into, a management agreement with the Manager (the “Shipmanagement Agreements”). Under these Shipmanagement Agreements, chartering, operations, technical and accounting services are provided to the vessels by the Manager. In accordance with the Management Agreement and the Shipmanagement Agreements, the Manager receives a fixed fee per vessel calculated proportionally to the number of ownership days, (the “Fixed fee”), plus a variable fee calculated on gross freight, charter hire, ballast bonus and demurrage (the “Variable fee”). Fixed fees and Variable fees are recorded in General and Administrative Expenses (refer to Note 18). In addition, under the Supervision Agreements, the Manager receives a supervision fee in exchange for on-site supervision services with respect to all newbuilds, of which 50% is payable upon the signing of the relevant Supervision Agreement, and 50% upon successful completion of the sea trials of each newbuild (the “Supervision fee”). Supervision fees are recorded in Advances for vessel acquisition and vessels under construction (refer to Note 6). Furthermore under the Management Agreement, the Manager receives a sales fee calculated on the contract price for each vessel sold, (the “Sales fee”) payable upon the conclusion of the vessel sale, and an acquisition fee calculated on the contract price of each vessel constructed or purchased, (the “Acquisition fee”) payable upon the conclusion of the vessel acquisition, in exchange for services provided in relation to a sale or an acquisition of a vessel respectively. Sales fees are recorded in Gain on sale of assets (refer to Note 20). Acquisition fees are recorded in Advances for vessel acquisition and vessels under construction (refer to Note 6).

The management fees can be adjusted annually effective May 29 of each year, the anniversary of our entry into the Management Agreement. On May 29, 2011, the Fixed fee was readjusted to $0.700 from $0.575 per day, and the Supervision fee was readjusted to $550 from $375, while all other management fees remained constant. No readjustment has been made since then on any of the fees.

Fees pursuant to the Management Agreement, the Shipmanagement Agreements and the Supervision Agreements were as follows:

	For the Years Ended May 29, (In thousands of U.S. Dollars, except of Variable, Sales and Acquisition fees)
	2010	2011	2012
Fixed fee	$0.575	$0.575	$0.700
Variable fee	1.00%	1.25%	1.25%
Supervision fee	$375	$375	$550
Sales fee	1.00%	1.00%	1.00%
Acquisition fee	1.00%	1.00%	1.00%

Fees pursuant to the Management Agreement, the Shipmanagement Agreements and the Supervision Agreements are comprised of the following:

	Year Ended December 31, (In thousands of U.S. Dollars)
	2010	2011	2012
Fixed and Variable fees	$4,880	$6,026	$7,726
Supervision fees	938	2,113	1,375
Sales fees	330	—	—
Acquisition fees	1,840	1,348	1,810

4. Accounts receivable

Accounts receivable trade are comprised of the following:

	December 31,
	2011	2012
Trade receivables	$5,550	$5,247
Other receivables	—	31,800
Total	$5,550	$37,047

Trade receivables reflect the current receivables from time or voyage charters.

Other receivables amounting to $31,800 as of December 31, 2012, reflect the receivables related to the cancellation of the acquisition agreement of newbuild Hull No. J0131. The Company had entered into a shipbuilding contract with Zhoushan Jinhaiwan Shipyard Co., (the “Shipyard”) for the construction, sale and delivery by the Shipyard to it of one 180,000 DWT Capesize class newbuild vessel (Hull No. J0131) in exchange for USD $53 million. In December 2012, after having paid $31.8 million in advances during construction, the Company exercised its termination right under the agreement due to the Shipyard’s excessive construction delays and delivered demands to each of the Shipyard and the refund guarantor, The Export Import Bank of China (a bank rated Aa3 by Moody’s Investor Services), pursuant to the shipbuilding contract and the refund guarantees, respectively, for a refund of the full amount of advances paid, with interest. In response, in January 2013, the Company received a notice of arbitration, and arbitration proceedings with the shipyard were initiated in London, England. The Shipyard alleges that the Company’s termination constitutes a breach of the agreement and argues that the Company is not entitled to a refund of any of the advances paid or interest. Under the terms of the shipbuilding contract and the relevant refund guarantees, the Company is entitled to receive interest on the advances paid, the accrued amount of which as of December 31, 2012, was $2,541, (refer to Note 11c). The capitalized expenses in relation to newbuild Hull No. J0131 until the time of the contract cancellation amounted to $612, and the accrued legal expenses amounted to $6, as of December 31, 2012, (refer to Note 11c). If the Company wins the arbitration claim, the Company will be entitled to a full refund of the $31.8 million paid in advances, of interest on advances paid and of arbitration expenses. On the basis of legal advice received, the Company believes that the advances paid, as well as the interest on these, are recoverable under both the shipbuilding contract and the refund guarantees. However, arbitration is inherently uncertain and the Company cannot provide assurance that it will prevail because it is not possible to predict what the final outcome will be of any legal proceeding. The Company is and will continue vigorously pursuing the arbitration and believes that the merits in this dispute rest in the Company’s favor. An award against the Company would require the Company to incur the cost thereof, which includes the amount of advances already paid, the capitalized expenses recorded and any further damages to the Shipyard without receipt of the vessel.

5. Vessels, Net

Vessels, net, are comprised of the following:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2011	605,367	(64,123)	541,244
Transfer from Advances for vessel acquisitions and vessels under construction	137,749	—	137,749
Depreciation expense	—	(23,637)	(23,637)
Balance, December 31, 2011	$743,116	$(87,760)	$655,356
Transfer from Advances for vessel acquisitions and vessels under construction	186,895	—	186,895
Depreciation expense	—	(32,250)	(32,250)
Balance, December 31, 2012	$930,011	$(120,010)	$810,001

Transfer from Advances for vessel acquisitions and vessels under construction represents advances paid in respect of the acquisition of second hand vessels and newbuild vessels which were under construction and delivered to the Company. For the periods presented, the Company accepted delivery of the following vessels:

•	During the year ended December 31, 2011: Venus History and Pelopidas; and

•	During the year ended December 31, 2012: Efrossini, Venus Horizon, Pedhoulas Builder, Pedhoulas Fighter, Pedhoulas Farmer and Koulitsa.

As of December 31, 2012, vessels with a carrying value of $795,966 have been provided as collateral to secure the Company’s bank loans as discussed in Note 8.

6. Advances for Vessel Acquisition and Vessels under Construction

Advances for vessel acquisition and vessels under construction are comprised of the following:
Balance, January 1, 2011	$99,014
Advances paid, including capitalized expenses and interest	161,042
Transferred to vessel cost	(137,749)
Balance, December 31, 2011	$122,307
Advances paid, including capitalized expenses and interest	136,902
Asset purchase cancellation	(32,412)
Transferred to vessel cost	(186,895)
Balance, December 31, 2012	$39,902

Advances Paid for vessel acquisitions and vessels under construction comprise payments of installments that were due to the respective shipyard or third-party sellers, capitalized interest and certain capitalized expenses. During 2011 and 2012 such payments were made for the following vessels:

•	During the year ended December 31, 2011: Venus History, Pelopidas, Venus Horizon, Efrossini, Hull No. J0131, Hull 1659, Hull 1660 and Hull 2396; and

•	During the year ended December 31, 2012: Venus Horizon, Efrossini, Pedhoulas Builder, Pedhoulas Fighter, Pedhoulas Farmer, Koulitsa, Paraskevi (refer to Note 23), Hull No. J0131, Hull 814, Hull 1659, Hull 1660, Hull 2396, Hull 2397 and Hull 8126.

Transfers to vessel cost relate to the delivery to the Company from the respective shipyard or third-party seller of the following vessels:

•	During the year ended December 31, 2011: Venus History and Pelopidas; and

•	During the year ended December 31, 2012: Efrossini, Venus Horizon, Pedhoulas Builder, Pedhoulas Fighter,
Pedhoulas Farmer and Koulitsa.

Asset purchase cancellation relates to the cancellation of the acquisition of Hull No. J0131 during the year ended December 31, 2012, discussed in Note 4.

7. Deferred Finance Charges, Net

Deferred finance charges are comprised of the following:
Balance, January 1, 2011	$930
Additions	5,949
Write-off	(60)
Amortization expense	(593)
Balance, December 31, 2011	$6,226
Additions	1,467
Amortization expense	(1,226)
Balance, December 31, 2012	$6,467

8. Bank Debt

Bank debt is comprised of the following secured borrowings:

			December 31,
Borrower	Commencement	Maturity	2011	2012
Pelea	June 2007	December 2012	$31,987	$ ―
Marindou	January 2008	December 2012	28,500	―
Avstes	April 2008	December 2012	28,284	―
Eniadefhi	February 2009	December 2012	34,500	―
Eniaprohi	November 2008	December 2012	34,000	―
Maxdodeka	February 2010	December 2012	―	―
Maxeikosi	August 2012	August 2014	―	17,875
Maxpente	July 2010	January 2015	38,200	33,900
Maxdodeka	December 2012	February 2016	―	23,150
Marathassa	February 2005	February 2017	16,565	13,305
Marindou	December 2012	January 2018	―	28,400
Marinouki	March 2006	March 2018	27,695	25,174
Avstes	December 2012	April 2018	―	22,700
Eniaprohi	December 2012	November 2018	―	24,000
Petra	January 2007	January 2019	24,971	22,220
Eniadefhi	December 2012	February 2019	―	33,750
Pemer	March 2007	March 2019	24,968	22,218
Eptaprohi	April 2012	April 2019	―	42,800
Pelea	December 2012	June 2019	―	32,298
Maxeikosiena	October 2012	October 2019	―	18,000
Soffive	November 2007	November 2019	35,400	33,000
Kerasies	December 2007	December 2019	33,065	30,932
Maxdekatria	March 2012	March 2020	―	20,800
Maxdeka	August 2011	December 2022	37,496	34,087
Staloudi	July 2008	July 2023	43,860	27,520
Shikoku	October 2011	August 2023	44,800	41,067
Maxeikositessera	September 2012	February 2024	―	33,971
Maxenteka	April 2012	April 2024	―	34,500
Total			$484,291	$615,667

Current portion			$18,486	$19,199
Long-term portion			$465,805	$596,468

The above loans and credit facilities generally bear interest at LIBOR plus a margin, except for a portion of the principal amounts of Maxdeka, Shikoku, Maxenteka and Maxeikositessera loan facilities, which bear interest at the Commercial Interest Reference Rate (“CIRR”) published by the Organization for Economic Co-operation and Development applicable on the date of signing of the relevant loan agreements. The above loans and credit facilities are generally repayable in semi-annual installments and a balloon payment at maturity except for the Maxdeka, Shikoku, Maxenteka and Maxeikositessera loan facilities, which are repayable in semi-annual installments. The fair value of the long term debt outstanding on December 31, 2012 amounted to $620,405 when valuing the respective portions of the Maxdeka, Shikoku, Maxenteka and Maxeikositessera loan facilities on the basis of the relevant CIRR applicable on December 31, 2012.

As of December 31, 2012, an aggregate amount of $8,077, was available for drawing under certain of the above loans and reducing revolving credit facilities. The estimated minimum annual principal payments required to be made after December 31, 2012, based on the loan and credit facility agreements as amended, are as follows:

To December 31,
2013		$19,199
2014		49,012
2015		73,436
2016		67,762
2017		52,529
2018	and thereafter	353,729
Total		$615,667

Total interest incurred on long-term debt for the years ended December 31, 2010, 2011 and 2012 amounted to $6,738, $6,722, and $10,038, respectively, which includes interest capitalized of $315, $1,472 and $966 for the years ended December 31, 2010, 2011 and 2012, respectively. The average interest rate (including the margin) for all loan and credit facilities during the years 2010, 2011 and 2012 was 1.394% p.a., 1.439% p.a., and 1.850% p.a., respectively.

Certain of the above loans or credit facilities have a currency conversion option whereby the borrower may elect to convert the outstanding loan amount or any part thereof to certain currencies specified in each agreement, using the spot exchange rate applicable on the date of conversion. Specified currencies include Japanese Yen (“JPY”), Swiss Franc (“CHF”), Euro (“EUR”), Canadian dollar (“CAD”) or pound sterling (“GBP”), depending on the relevant agreement. In all the above loans or credit facilities with a currency conversion option, no consideration has been or will be paid by any of the borrowers to the respective lenders in connection with the conversion option since the parties did not ascribe value to the conversion option as the conversion options are always based on the market or spot rates at the time they are exercised. The exercise of the conversion option in any of the above loans or credit facilities results in a change in both the currency denomination of the loan and the basis of the interest rate (that is, a USD-denominated loan bears interest based on USD LIBOR and, upon conversion into a JPY-denominated loan, will bear interest based on JPY LIBOR). All other terms of the loans or credit facilities, including the margin and the repayment terms, will remain the same upon exercise of the currency conversion option.

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
.

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

As of December 31, 2011 and 2012 all loans were denominated in US Dollars.

The foregoing loans and credit facilities are secured as follows:

•	First priority mortgages over the vessels owned by the respective borrowers;

•	First priority assignment of all insurances and earnings of the mortgaged vessels;

•	Second priority mortgage over the Maritsa as security for the Kerasies loan;

•	Agreement for second priority mortgage over the Kanaris as security for the Marinouki and Soffive loans;

•	Second priority mortgage over the Pedhoulas Merchant as security for the Petra loan;

•	Second priority mortgage over the Pedhoulas Trader as security for the Pemer loan; and

•	Corporate guarantee from Safe Bulkers.

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

One of the loan and facility agreements requires the respective borrowers to maintain at all times a minimum balance of $150 per vessel in the respective vessel operating accounts. One of the loan and facility agreements requires the respective borrower to maintain at all times a minimum balance of $500 in the vessel operating account.

In addition, the corporate guarantees, as amended, of Safe Bulkers include the following financial covenants:

•	its total consolidated liabilities divided by its total consolidated assets must not at any time exceed 80% or 85% as the case may be (“Consolidated Leverage Covenant”). The total consolidated assets are based on the fair market value of its vessels and the book values of all other assets, on an adjusted basis as set out in the relevant guarantee;

•	the ratio of its aggregate debt to EBITDA (as defined in the loan agreement) must not at any time exceed 5.5:1 on a trailing 12 months’ basis or as the case may be the ratio of its aggregate debt after deducting cash to EBITDA must not at any time exceed 8.5:1 on a trailing 12 months’ basis (“EBITDA Covenant”);

•	its consolidated net worth (total consolidated assets less total consolidated liabilities) (“Consolidated Net Worth Covenant”) must not at any time be less than $150,000;

•	payment of dividends is subject to no event of default having occurred;

•	maintenance of minimum free liquidity of $500 is required on deposit with a relevant lender on a per vessel basis for five vessels; and

•	a minimum of 51% of its shares shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities.

As of December 31, 2012, the Company was in compliance with all debt covenants with respect to its loans and credit facilities.

9. Long-term Investment

During the year ended December 31, 2009, the Company invested $50,000 in a five-year Floating Rate Note issued by HSBC Bank Middle East Limited, which is recorded in the consolidated balance sheet at amortized cost as the Company intends to hold the investment until its maturity on October 14, 2014. The Company receives interest on a quarterly basis, based on the three-month U.S. dollar LIBOR plus a margin of 1.5%. The fair market value of the Floating Rate Note as of December 31, 2012 was approximately $49,500, which was equal to the exit price the Company would receive from the relevant bank, based on an indicative bid price received from the relevant bank. Subject to certain conditions, the Company may borrow up to 80% of the Floating Rate Note amount.

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

In March 2010, the Company successfully completed a public offering, whereby 10,350,000 shares of common stock of Safe Bulkers were issued and sold at a price of $7 per share, and a private placement, whereby 1,000,000 shares of common stock of Safe Bulkers were issued and sold to Vorini Holdings. The net proceeds of the public offering and the private placement were $74,967, net of underwriting discount of $3,150 and offering expenses of $861.

In April 2011, the Company successfully completed a public offering, whereby 5,000,000 shares of common stock of Safe Bulkers were issued and sold at a price of $8.4 per share. The net proceeds of the public offering were $39,637, net of underwriting discount of $2,100 and offering expenses of $263.

In March 2012, the Company successfully completed a public offering, whereby 5,750,000 shares of common stock of Safe Bulkers were issued and sold at a price of $6.5 per share. The net proceeds of the public offering were $35,237, net of underwriting discount of $1,869 and offering expenses of $268.

Pursuant to an arrangement approved by the Company’s shareholders’ and the corporate governance, nominating and compensation committee, effective July 1, 2008, the audit committee chairman receives the equivalent of $15 every quarter, payable in arrears in the form of newly issued common stock of the Company as part compensation for services rendered as audit committee chairman. The number of shares to be issued is determined based on the closing price of the Company’s common stock on the last trading day prior to the end of each quarter in which services were provided and are issued as soon as practicable following the end of the quarter. During the years ended December 31, 2011 and 2012, 7,705 shares and 9,767 shares, respectively, were issued to the audit committee chairman.

Pursuant to an arrangement approved by the Company’s shareholders and the corporate governance, nominating and compensation committee, effective January 1, 2010, the independent directors of the Company other than the audit committee chairman each receive the equivalent of $7.5 every quarter, payable in arrears in the form of newly issued common stock of the Company as part compensation for services rendered as independent directors. The number of shares to be issued is determined as noted above. During the years ended December 31, 2011 and 2012, 7,704 shares and 9,768 shares, respectively were issued to the independent directors of the Company other than the audit committee chairman.

11. Commitments and Contingencies

(a) Commitments under Shipbuilding Contracts and Memorandums of Agreement (“MoAs”)

As of December 31, 2012 the Company had commitments under one shipbuilding contract and six MoAs for the acquisition of six newbuilds and one second hand vessel. The Company expects to settle these commitments as follows:

	Due to Shipyards /	Due to
Year Ending December 31	Sellers	Manager	Total
2013	$78,376	$2,432	$80,808
2014	57,700	1,376	59,076
2015	51,233	1,790	53,023
Total	$187,309	$5,598	$192,907

(b)	Other contingent liabilities

The Subsidiaries have not been involved in any legal proceedings other than an arbitration legal proceeding in relation to the cancellation of the acquisition of newbuild Hull No. J0131, as discussed in Note 4, that may have, or have had, a significant effect on their business, financial position, results of operations or liquidity, nor is the Company aware of any proceedings that are pending or threatened that may have a significant effect on its business, financial position, results of operations or liquidity. From time to time various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, shipyards, insurance providers and other claims relating to the operation of the Company’s vessels. Management is not aware of any material claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

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

(c)	Contingent gain

In relation to the cancellation of the acquisition of newbuild Hull No. J0131 discussed in Note 4, the Company expects, based on the facts and circumstances surrounding the cancellation of the construction of the vessel due to delays in the construction process and on the basis of legal advice received from legal counsel, to record a contingent gain of $1,923, on successful settlement of the legal case, which represents accrued interest income of $2,541 on the advances paid to the shipyard, net of capitalized expenses of $612, related to vessel’s construction and of accrued legal expenses related to the cancellation of $6.

12. Revenues

Revenues are comprised of the following:

	Year Ended December 31,
	2010	2011	2012
Time charter revenue	$157,663	$167,759	$179,653
Ballast bonus	—	2,382	6,397
Other income	2,035	1,895	1,507
Total	$159,698	$172,036	$187,557

13. Vessel Operating Expenses

Vessel operating expenses are comprised of the following:

	Year Ended December 31,
	2010	2011	2012
Crew wages and related costs	$11,441	$13,196	$17,202
Insurance	1,880	2,260	2,828
Repairs, maintenance and drydocking costs	1,764	2,108	2,288
Spares, stores and provisions	3,947	4,055	6,939
Lubricants	2,808	3,059	3,296
Taxes	178	212	303
Miscellaneous	1,110	1,176	1,684
Total	$23,128	$26,066	$34,540

14. Fair Value of Financial Instruments and Derivatives Instruments

Over-the-counter foreign exchange forward contracts and interest rate derivatives are recorded at fair value. The carrying values of the current financial assets and current financial liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair values of the variable interest long-term debt approximate the recorded values, due to their variable interest rates. The fair value of the fixed interest long-term debt is estimated using prevailing market rates as of the period end. The fair values of the long-term debt and long-term investment (the floating rate note) are disclosed in Notes 8 and 9, respectively.

Derivative instruments

The Company enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company from time to time may also enter into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to acquisition of vessels and on certain loan obligations or for trading purposes. Foreign exchange forward contracts are agreements entered into with a bank to exchange, at a specified future date, currencies of different countries at a specific rate. As of December 31, 2011 and 2012, the Company had no outstanding derivative instruments relating to currency exchange contracts.

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

Derivatives not designated as hedging instruments

		Asset Derivatives Fair Values		Liability Derivatives Fair Values
Type of Contract	Balance sheet location	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2012
Interest Rate	Derivative liabilities / Current liabilities	—	—	$2,237	$591
Interest Rate	Derivative liabilities / Non-current liabilities	—	—	10,130	8,978
	Total Derivatives	$—	$—	$12,367	$9,569

	Amount of (Loss) Recognized on Derivatives
	Year ended December 31,
	2011	2012
Foreign Exchange Forward Contracts	$(155)	$—
Interest Rate Contracts	(12,336)	(5,384)
Net (Loss) Recognized	$(12,491)	$(5,384)

The gain or loss is recognized in the consolidated statement of income and is presented in Other (Expense)/Income – Loss on Derivatives.

The Company’s interest rate derivative instruments are pay-fixed, receive-variable interest rate swaps based on the USD LIBOR swap rate. The fair value of the interest rate swaps is determined using a discounted cash flow approach based on market-based LIBOR swap yield curves. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy. The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2011 and 2012.

	Significant Other Observable Inputs (Level 2)
	December 31,
	2011	2012
Derivative instruments – liability position	12,367	9,569

As of December 31, 2011 and 2012, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company’s consolidated balance sheet.

Interest Rate Derivatives

Details of interest rate swap transactions entered into with certain banks in respect of certain loans and credit facilities as of December 31, 2011 and 2012 are presented in the table below:

				Notional amount
Loan or Credit Facility	Inception	Expiry	Fixed Rate	December 31, 2011	December 31, 2012
Marindou (1)	January 14, 2008	January 14, 2013	3.9500%	$27,253	$25,759
Petra (1)	February 19, 2008	January 18, 2013	2.8850%	30,471	28,271
Pemer (1)	March 07, 2008	March 07, 2013	2.7450%	30,468	28,268
Marinouki (1)	March 19, 2008	March 05, 2013	2.7300%	27,695	26,051
Avstes (1)	April 25, 2008	April 18, 2013	3.8900%	27,342	25,684
Staloudi (1)	January 07, 2009	January 07, 2012	3.3850%	45,680	—
Eniadefhi (1)	April 01, 2009	February 12, 2014	3.3500%	39,375	37,125
Marathassa (2)	November 23, 2009	November 23, 2012	1.6500%	16,565	—
Maxdodeka (2)	February 01, 2010	February 01, 2013	3.9100%	32,250	30,600
Kerasies (2)	December 14, 2010	December 14, 2015	1.6500%	33,066	30,932
Maxpente (2)	January 31, 2011	January 31, 2015	1.2200%	38,200	36,400
Eniaprohi (2)	November 14, 2011	November 14, 2014	1.4000%	37,776	35,552
Soffive (2)	November 20, 2011	November 20, 2014	1.3500%	37,200	34,800
Pelea (2)	December 15, 2011	December 15, 2016	2.0500%	36,461	34,935
Marathassa (2)	November 23, 2012	November 21, 2015	1.9500%	14,935	14,935
Staloudi (2)	January 09, 2012	January 07, 2015	1.4500%	43,860	42,040
Maxdekatria (2)	September 28, 2012	September 28, 2017	0.9000%	—	20,800
Marindou (2)	January 14, 2013	January 16, 2018	1.6000%	28,500	28,500
Marinouki (2)	March 05, 2013	March 05, 2018	1.4800%	—	25,174

Total				$547,097	$505,826

(1)	Under these swap transactions, the bank effects semi-annual floating-rate payments to the Company for the relevant amount based on the six-month U.S. dollar LIBOR, and the Company effects semi-annual payments to the bank on the relevant amount at the respective fixed rates.

(2)	Under these swap transactions, the bank effects quarterly floating-rate payments to the Company for the relevant amount based on the three-month U.S. dollar LIBOR, and the Company effects quarterly payments to the bank on the relevant amount at the respective fixed rates.

The notional amounts of the above transactions are reduced during the term of the swap transactions based on the expected principal outstanding under the respective facility. In the Petra, Pemer and Marinouki transactions, the respective bank had the right to cancel each swap on January 18, 2011, March 5, 2011 and March 7, 2011, respectively, and at six-month intervals thereafter, which cancellation rights were not exercised.

15. Accrued Liabilities

Accrued liabilities are comprised of the following:

	December 31,
	2011	2012
Interest on long-term debt	$1,214	$1,720
Vessels’ operating and voyage expenses	1,365	1,929
Commissions	65	65
Interest on derivatives and other finance expenses	3,571	2,439
General and administrative expenses	341	211
Total	$6,556	$6,364

16. Early Redelivery Income, Net

From time to time, the Company enters into arrangements for early redelivery of its vessels from charterers and may continue to do so in the future, depending on market conditions. Early redelivery costs are incurred where the contracted daily fixed charter rates are substantially lower than the daily charter rates the vessels could potentially earn in the current market. Income is recognized in connection with early termination of a period time charter, resulting from a request of the respective vessel charterers for early redelivery and agreement to compensate the Company. Early redelivery costs for the periods presented represent costs incurred in connection with early termination of charters for which no replacement charter contract for the relevant vessel has been secured at the time of concluding the charter termination agreement, and are recognized at the time the charter termination agreement is concluded. Early redelivery income is recognized when a charter termination agreement exists, the vessel is redelivered to the Company and collection of the related compensation is reasonably assured. If at the time of concluding the early redelivery agreement, a replacement charter contract had been secured, any costs incurred or income recognized would have been amortized over the term of the replacement charter contract

			Year Ended December 31,
Company		Date	2010	2011	2012
Kerasies	(a)	March 25, 2010	(1,520)	—	—
Pemer	(b)	April 13, 2010	3,581	—	—
Pelea	(c)	April 28, 2010	(1,765)	—	—
Marindou	(d)	December 15, 2012	—	—	3,202
Eniadefhi	(e)	December 21, 2012	—	—	8,475
Other minor early redeliveries		Various	(164)	$207	$—
Total			$132	$207	$11,677

Details of the transactions presented in the above table are as follows:

(a) On March 25, 2010, Kerasies agreed with the charterers of the Katerina to terminate the $15.5 daily fixed rate time charter which had commenced on June 26, 2009, and was due to expire by September 15, 2011. As compensation for early redelivery, Kerasies agreed to pay the charterers $1,520, net of commissions.

(b) On April 13, 2010, Pemer took early redelivery of the Pedhoulas Merchant, instead of on November 5, 2010. In connection with this early redelivery, we recognized early redelivery income of $3,581, comprising cash compensation paid by the relevant charterer of $4,799, net of commissions, less accrued revenue of $1,218.

(c) On April 28, 2010, Pelea agreed with the charterers of the Pedhoulas Leader to terminate the $18.50 daily fixed rate time charter which had commenced on July 19, 2009, and was due to expire by September 30, 2011. As compensation for early redelivery, Pelea agreed to pay the charterers an amount of $1,765, net of commissions.

(d) On December 15, 2012, Eniadefhi took early redelivery of the Martine, instead of on January 21, 2014. In connection with this early redelivery, we recognized early redelivery income of $8,475, comprising cash compensation paid by the relevant charterer of $8,644, net of commissions, less accrued revenue of $169.

(e) On December 19, 2012, Marindou took early redelivery of the Maria, instead of on February 24, 2014. In connection with this early redelivery, we recognized early redelivery income of $3,202, comprising cash compensation paid by the relevant charterer of $3,375, net of commissions, less accrued revenue of $173.

In all the cases presented above, no replacement charter contract had been secured at the time of the termination of the respective early redelivery agreement.

17. Lease Arrangements—Charters-out

The future minimum time charter revenue, net of commissions, based on vessels committed to non-cancelable time charter contracts (including fixture recaps) as of December 31, 2012, is as follows:

December 31,
2013	$118,918
2014	57,960
2015	27,446
2016	22,056
2017	22,958
Thereafter	175,652
Total	$424,990
F-22

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

18. General and Administrative Expenses

General and administrative expenses for the years ended December 31, 2010, 2011 and 2012 were as follows:

	December 31,
	2010	2011	2012
Management fees - related party	$4,880	$6,026	$7,726
Professional fees (legal and accounting)	810	839	588
Director fees	240	240	240
Listing fees and expenses	63	58	53
Miscellaneous	1,025	1,326	1,339
Total	$7,018	$8,489	$9,946

19. Unearned Revenue /Accrued Revenue

Unearned Revenue represents cash received in advance of it being earned, whereas Accrued Revenue represents revenue earned prior to cash being received. Revenue is recognized as earned on a straight-line basis at their average rates where charter agreements provide for varying annual charter rates over their term. Total Unearned Revenue /Accrued Revenue during the periods presented are as follows:

	December 31,
	2011	2012
Unearned Revenue
Revenue received in advance of service provided – Current liability	$4,131	$3,935
Deferred revenue resulting from varying charter rates
Current liability	19,080	14,270
Non-current liability	17,821	3,419
Total Unearned Revenue	$41,032	$21,624

Accrued Revenue
Resulting from varying charter rates – Current asset	$—	$554
Resulting from varying charter rates –Non Current asset	—	92
Total Accrued Revenue	$—	$646

20. Gain on Sale of Assets

During the year ended December 31, 2010, the Company concluded the sale of the vessel Old Efrossini to an unrelated third party for gross consideration of $33,000. The sale realized a net gain of $15,199 after taking into account commissions and other directly related expenses amounting to $832 for the vessel.

There were no sales of vessels in 2011 and 2012.

21. Dividends

During 2012, the Company declared and paid three consecutive quarterly dividends of $0.15 per share followed by one quarterly dividend of $0.05 per share, totaling $37,463.

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

23. Subsequent Events

(a)	Interest Rate Derivative: In January 2013, the Company entered into an interest rate transaction with a bank in respect of the Petra loan for an initial notional amount of $14,000 and duration of five years at a fixed rate of 0.98%.

(b)	Second Hand Vessel Acquisitions: In January 2013, Maxeikosiepta took delivery of Paraskevi, a 74,300 dwt, Japanese built second-hand Panamax class vessel. The relevant MoA had been signed in December 2012 and provided for a purchase price of $13,850, of which $2,770 was paid on signing of the MoA and the remaining $11,080 was paid on vessel’s delivery to the Company in January 2013. In January 2013, Vassone entered into a MoA for the acquisition of a 83,700 dwt Japanese built secondhand Kamsarmax class vessel, to be named Pedhoulas Commander. The MoA provides for purchase price of $19,400, of which $1,940 was paid on signing of the MoA and the remaining $17,460 will be paid on vessel’s delivery to the Company scheduled in March 2013.

(c)	Formation of subsidiary: In January 2013, the Company formed the subsidiary Vasstwo Shipping Corporation, incorporated under the laws of the Republic of Liberia.

(d)	Addendum of MoA: In January 2013, the Company agreed to a new scheduled delivery of Hull 1659, to be in the first half of 2014, instead of the initial scheduled delivery in the second half of 2013.

(e)	Early redelivery: On December 28, 2012, the Company agreed with the charterer of the Maritsa the early termination of a charter party of which the contracted earliest redelivery date was January 29, 2015. The vessel was redelivered to the Company in January 2013, whereupon the Company received cash compensation of $13,060. The vessel has subsequently been chartered with the same charterer for a minimum period of 22 months at a gross daily charter rate of $8.

(f)	Dividend declaration: On February 18, 2013, the Board of Directors declared a dividend of $0.05 per common share, totaling $3,834, payable to all shareholders of record as of March 4, 2013, on March 8, 2013.
F-24