Form 20-F/A
period 2012-12-31
SAFE BULKERS, INC.
filed 2013-03-13
CIK 1434754

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

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2012 originally filed with the Securities and Exchange Commission on February 28, 2013 (“2012 Form 20-F”), is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2012 Form 20-F, or reflect any events that have occurred after the 2012 Form 20-F was originally filed.

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

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report for the fiscal year ended December 31, 2012 on its behalf.

March 13, 2013

By	/s/ KONSTANTINOS ADAMOPOULOS
Name: Konstantinos Adamopoulos
Title: Chief Financial Officer and Director