Form 20-F
period 2013-12-31
SAFE BULKERS, INC.
filed 2014-03-05
CIK 1434754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number 001-34077

SAFE BULKERS, INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

Apt. D11,
Les Acanthes
6, Avenue des Citronniers
MC98000 Monaco
(Address of principal executive office)

30-32 Avenue Karamanli
16673 Voula
Athens, Greece
(Address of representation office in Greece)

Dr. Loukas Barmparis
President
30-32 Avenue Karamanli
16673 Voula
Athens, Greece
Telephone : +30 2 111 888 400
Facsimile : +30 2 111 878 500
(Name, Address, Telephone Number and Facsimile Number of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value per share Preferred stock purchase rights Series B Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value per share	New York Stock Exchange New York Stock Exchange New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2013, there were 83,436,484 shares of the registrant’s common stock outstanding and 1,600,000 shares of Series B Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value per share outstanding.

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

U.S. GAAP International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

- i -

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
- ii -

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

- iii -

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

(i)	Selected Financial Data

The following table presents selected consolidated financial and other data of Safe Bulkers, Inc. for each of the five years in the five year period ended December 31, 2013. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data of Safe Bulkers, Inc. is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP.”

Our audited consolidated statements of income, shareholders’ equity and cash flows for the years ended December 31, 2011, 2012 and 2013 and the consolidated balance sheets at December 31, 2012 and 2013, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(In thousands of U.S. dollars except share data)
STATEMENT OF INCOME
Revenues	$168,400	$159,698	$172,036	$187,557	$191,520
Commissions	(3,794)	(2,678)	(3,128)	(3,261)	(4,799)
Net revenues	164,606	157,020	168,908	184,296	186,721
Voyage expenses	(577)	(610)	(1,987)	(7,286)	(10,207)
Vessel operating expenses	(19,628)	(23,128)	(26,066)	(34,540)	(41,964)
Depreciation	(13,893)	(19,673)	(23,637)	(32,250)	(37,394)
General and administrative expenses Management fee to related party	(4,436)	(4,880)	(6,026)	(7,726)	(8,379)
Public company expenses	(2,610)	(2,138)	(2,463)	(2,220)	(2,981)
Early redelivery income	74,951	132	207	11,677	7,050
Loss on asset purchase cancellations	(20,699)	—	—	—	—
Gain on sale of assets	—	15,199	—	—	—
Operating income	177,714	121,922	108,936	111,951	92,846
Interest expense	(10,342)	(6,423)	(5,250)	(9,072)	(9,086)
Other finance costs	(442)	(330)	(1,055)	(1,268)	(1,032)
Interest income	2,164	2,627	1,046	1,122	1,008
(Loss)/Gain on derivatives	(4,416)	(8,164)	(12,491)	(5,384)	813
Foreign currency gain/(loss)	838	281	(799)	(3)	(40)
Amortization and write-off of deferred finance charges	(106)	(266)	(653)	(1,226)	(1,252)
Net income	$165,410	$109,647	$89,734	$96,120	$83,257
Earnings per share, basic and diluted	$3.03	$1.73	$1.29	$1.27	$1.05
1

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(In thousands of U.S. dollars except share data)
Cash dividends declared per common share	$0.60	$0.60	$0.60	$0.50	$0.21
Cash dividends declared per preferred share	—	—	—	—	$0.77222
Weighted average number of common shares outstanding, basic and diluted	54,510,587	63,300,466	69,463,093	75,468,465	77,495,029

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(In thousands of U.S. dollars except share data)
OTHER FINANCIAL DATA
Net cash provided by operating activities	$211,338	$118,147	$107,189	$105,065	$100,594
Net cash used in investing activities	(191,863)	(131,709)	(125,889)	(158,145)	(100,344)
Net cash (used in)/provided by financing activities	(28,742)	60,136	(18,514)	127,683	(38,303)
Net (decrease)/increase in cash and cash equivalents	(9,267)	46,574	(37,214)	74,603	(38,053)

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(In thousands of U.S. dollars except share data)
BALANCE SHEET DATA
Total current assets	$105,648	$104,276	$37,959	$171,829	$173,185
Total fixed assets	467,513	640,258	777,663	849,903	931,499
Other non-current assets	55,563	60,838	61,649	60,482	7,532
Total assets	628,724	805,372	877,271	1,082,214	1,112,216
Total current liabilities	65,551	52,983	51,673	47,493	57,304
Derivative liabilities—Long-term	15,510	9,787	10,130	8,978	3,270
Long-term debt, net of current portion	420,994	467,070	465,805	596,468	473,110
Unearned revenue—Long-term	29,450	31,399	17,821	3,419	196
Total shareholders’ equity	97,219	244,133	331,842	425,856	578,336
Total liabilities and shareholders’ equity	628,724	805,372	877,271	1,082,214	1,112,216

(ii)	Capitalization and Indebtedness

Not applicable.

(iii)	Reasons for the Offer and Use of Proceeds

Not applicable.

(iv)	Risk Factors

SOME OF THE FOLLOWING RISKS RELATE PRINCIPALLY TO THE INDUSTRY IN WHICH WE OPERATE AND OUR BUSINESS IN GENERAL. OTHER RISKS RELATE PRINCIPALLY TO THE SECURITIES MARKET AND OWNERSHIP OF OUR COMMON STOCK AND Series B Cumulative Redeemable Perpetual Preferred Shares (“SERIES B PREFERRED SHARES”), INCLUDING THE TAX CONSEQUENCES OF OWNERSHIP OF OUR COMMON STOCK AND SERIES B PREFERRED SHARES. THE OCCURRENCE OF ANY OF THE EVENTS DESCRIBED IN THIS SECTION COULD SIGNIFICANTLY AND NEGATIVELY AFFECT OUR

BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS OR THE TRADING PRICE OF OUR COMMON STOCK AND OUR SERIES B PREFERRED SHARES.

Risks Inherent in Our Industry and Our Business

The international drybulk shipping industry is cyclical and volatile, and charter rates are significantly lower than their highs in the middle of 2008; these factors may lead to further reductions and volatility in our charter rates, vessel values and results of operations.

The drybulk shipping industry is cyclical with attendant volatility in charter rates, vessel values and profitability. Because we charter some of our vessels pursuant to short-term time charters, and we expect that the number of vessels in our fleet that we charter pursuant to short-term time charters will increase during 2014 as period time charters contracted during past periods expire, we are exposed to changes in spot market and short-term time charter rates for drybulk carriers and such changes may affect our earnings and the value of our drybulk carriers at any given time. The spot market is highly competitive and volatile, while period time charter contracts of longer duration provide income at pre-determined rates over more extended periods of time. We may be unable to keep our vessels fully employed in these short-term markets. Charter rates available in the spot market may be insufficient to enable our vessels to be operated profitably. A significant decrease in charter rates would affect asset values and adversely affect our profitability, cash flows and ability to pay dividends.

During 2013, the Baltic Dry Index, or “BDI,” remained volatile, reaching a low of 698 on January 2, 2013 and a high of 2,337 on December 12, 2013.

As of February 25, 2014, 12 of our 30 drybulk vessels were deployed or scheduled to be deployed on period time charters of more than three months remaining term. In addition, we have contracted to acquire eight newbuild vessels scheduled to be delivered through 2016, seven of which do not currently have contracted charters. As more vessels become available for employment, we may have difficulty entering into additional multi-year, fixed-rate time charters for our vessels, and as a result, our cash flows may be subject to instability in the long-term. We may be required to enter into additional variable rate charters, as opposed to contracts based on fixed rates, which could result in a decrease in our cash flows and net income in periods when the market for drybulk shipping is depressed. If low charter rates in the drybulk market prevail during periods when we must replace our existing charters, it will have an adverse effect on our revenues, profitability, cash flows and our ability to comply with the financial covenants in our loan and credit facilities.

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

The market supply of drybulk vessels has been increasing, and the number of drybulk vessels on order as of December 31, 2013, was approximately 21.4% for Panamax class vessels, 12.6% for Post-Panamax class vessels and 20.0% for Capesize class vessels of the then-existing global drybulk fleet in terms of deadweight tons (“dwt”), with the majority of new deliveries expected mainly during 2014 and 2015. As a result, the drybulk fleet continues to grow. An oversupply of drybulk vessel capacity will likely result in a reduction of charter hire rates. We will be exposed to changes in charter rates with respect to our existing fleet and our remaining newbuilds and secondhand vessels, depending on the ultimate growth of the global drybulk fleet. If we cannot enter into period time charters on acceptable terms, we may have to secure charters in the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. In our current fleet, 19 vessels will be available for employment in the first half of 2014. Additionally we have not yet arranged charters for our two remaining newbuild vessels scheduled to be delivered to us during 2014 . A material increase in the net supply of drybulk vessel capacity without corresponding growth in drybulk vessel demand could have a material adverse effect on our fleet utilization and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition and results of operations.

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

We were in compliance with our covenants as of December 31, 2012 and December 31, 2013. If the market value of our vessels or newbuilds declines upon their delivery to us, we may breach some of the covenants contained in our credit and loan facilities. If we do breach such covenants and we are unable to remedy or our lenders refuse to waive the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing those loan and credit facilities. As a result of cross-default provisions contained in our loan and credit facility agreements, this could in turn lead to additional defaults under our loan agreements and the consequent acceleration of the indebtedness thereunder and the commencement of similar foreclosure proceedings by other lenders. If our indebtedness were accelerated in full or in part, it would be difficult for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to continue our business.

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

Increases in crew costs may adversely affect our profits.

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

We expect to derive a significant part of our revenues from a limited number of customers. During the year ended December 31, 2013, approximately 45.7% of our revenues were derived from two charterers, namely Daiichi Chuo Kisen Kaisha (“Daiichi”) and Kawasaki Kisen Kaisha, with each one accounting for more than 10% of total revenues. We could lose a customer for many different reasons, including:

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

We intend to grow our business through the acquisition of our eight contracted newbuild vessels scheduled to be delivered through 2016. We may contract additional newbuild vessels or make selective acquisitions of additional secondhand vessels. Our future growth will primarily depend on our ability to locate and acquire suitable vessels, enlarge our customer base, operate and supervise any newbuilds we may order and obtain required debt or equity financing on acceptable terms.

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

As of February 25, 2014, the vessels in our current fleet had an average age of 5.4 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations will be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

If we are unable to obtain additional secured indebtedness, we may default on our commitments relating to our contracted newbuilds, and we may not be able to finance our future fleet expansion program, which would have a material adverse effect on our business, financial condition and results of operations.

The net remaining unpaid balance of the contract prices for our eight newbuild vessels was $201.2 million as of February 25, 2014. We anticipate that our primary sources of funds to satisfy these commitments will be from existing cash and time deposits, operating cash surplus and available borrowings under our existing credit facilities and our floating rate note facility. As of February 25, 2014, the Company has no existing vessels unencumbered and a $50 million long-term floating rate note facility, which matures in 2014, against which additional loans can be drawn, as well as $49.9 million in cash and restricted cash, $71.1 million available under existing revolving credit facilities and $86 million available under new loan and credit facilities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. To the extent that we are unable to enter into new credit facilities and obtain such additional secured indebtedness on terms acceptable to us, we will need to find alternative financing. If we are unable to find alternative financing, we will not be capable of funding all of our commitments for capital expenditures relating to our contracted newbuilds. A failure to fulfill our commitments generally results in a forfeiture of the advance we paid to the shipyard or the third-party seller with respect to the contracted newbuild vessels and a write-off of expenses capitalized. In addition, we may also be liable for other damages for breach of contract. Examples of such liabilities could include payments to the shipyard or the third-party seller for the difference between the forfeited advance and the amount that remains to be paid by us if the shipyard or the third-party seller cannot locate a third-party buyer that is willing to pay an amount equal to the difference or compensatory payments by us to charter parties with whom we have entered into charters with respect to such vessels. Such events, if they occurred, would adversely affect our business, financial condition and results of operation.

The aging of our fleet and our acquisitions of secondhand vessels may result in increased operating costs in the future, which could adversely affect our ability to operate our vessels profitably.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of February 25, 2014, the average age of the vessels in our current fleet was 5.4 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

In recent years we have taken delivery of some secondhand vessels. We may encounter higher operating and maintenance costs due to the age and condition of those vessels. Secondhand vessels may also develop unexpected mechanical and operational problems despite adherence to regular survey schedules and proper maintenance. We cannot obtain the same knowledge about the condition of a secondhand vessel compared to a newbuild through the performed inspection prior to the purchase of such secondhand vessel nor about the cost of any required (or anticipated) repairs that we would have had if this vessel had been built for and operated exclusively by us. We will have the benefit of warranties on newly constructed vessels; we may not receive the benefit of warranties on secondhand vessels.

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

We generate substantially all of our revenues in U.S. dollars, but in 2013 we incurred approximately 32.28% of our vessel operating expenses in currencies other than the U.S. dollar, of which 66.33% was denominated in euro amounts. Although as of December 31, 2013, all of our indebtedness and the vast majority of the amounts due under our newbuild contracts were denominated in U.S. Dollars, we have also entered into shipbuilding contracts whereby part of the contract price is payable in Japanese yen. In addition, certain of our existing credit facilities allow us to convert the outstanding loan amount or any part thereof into currencies other than the U.S. dollar. Also, in the future, we may enter into new credit facilities or newbuild contracts that are denominated in or permit conversion into currencies other than the U.S. dollar. The use of different currencies could lead to fluctuations in our net income due to changes in the value of the U.S. dollar relative to other currencies, in particular the euro and the Japanese yen. We have not hedged our currency exposure, and, as a result, our results of operations and financial condition, denominated in U.S. dollars, and our ability to pay dividends, could suffer.

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
14

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

In addition, under guarantees we have entered into with respect to certain of our subsidiaries’ existing credit facilities, we are subject to financial covenants. Depending on the guarantee, these financial covenants include the following:

•	our total liabilities (on a consolidated basis, including those of our subsidiaries) divided by our total consolidated assets (based on the market value of all vessels owned by our subsidiaries, and the book value of all other assets, on an adjusted basis as set out in the relevant guarantee) must not exceed 80% or 85% (depending on the relevant guarantee);

•	the ratio of our aggregate debt to EBITDA must not at any time exceed 5.5:1 on a trailing 12 months’ basis or the ratio of our aggregate debt after deducting cash to EBITDA must not at any time exceed 6.5:1 or 8.5:1 on a trailing 12 months’ basis. EBITDA is not a recognized measurement under US GAAP and represents net income before net interest expense, income tax expense, depreciation and amortization.

•	our consolidated net worth (consolidated total assets less consolidated total liabilities) must not at any time be less than $150.0 million, as adjusted to reflect, among other things, the market value of our vessels as set out in the relevant guarantee;

•	maintenance of minimum free liquidity of $500,000 on deposit with the relevant lender; and

•	payment of dividends is subject to no event of default having occurred.

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

Under the terms of certain of our existing credit facilities, we are not permitted to pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend. We expect that any future credit facilities will also have restrictions on the payment of dividends. In addition, cash dividends on our common stock are subject to the priority of dividends on our 1,600,000 outstanding shares of Series B Preferred Shares issued June 2013.

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

Pursuant to our management agreement, as amended, (the “Management Agreement”) our Manager provides us with technical, administrative and commercial services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance, financial services and office space). Our operational success depends significantly upon our Manager’s satisfactory performance of these services. Our business would be harmed if our Manager failed to perform these services satisfactorily. In addition, if the Management Agreement were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our Management Agreement.

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

Our Manager is permitted to provide certain management services to affiliates and third parties under the specific restrictions of our Management Agreement. Although our Manager is required to provide preferential treatment to our vessels with respect to chartering arrangements under the Management Agreement, our Manager’s time and attention may be diverted from the management of our vessels in such circumstances.

Further, we will need to seek approval from our lenders to change our Manager.

Management fees are payable to our Manager regardless of our profitability, which could have a material adverse effect on our business, financial condition and results of operations.

Pursuant to our Management Agreement, we pay our Manager a fixed fee of $700 per day per vessel for providing commercial, technical and administrative services (subject to adjustment for compensation expenses payable by us) and a variable fee of 1.25% on gross freight, charter hire, ballast bonus and demurrage. In addition, we pay our Manager certain commissions and fees with respect to vessel purchases, sales and newbuilds. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain public company expenses such as directors’ and officers’ liability insurance, legal and accounting fees and other similar public company expenses, which are reimbursed by us. The management fees can be adjusted annually on May 29 of each year, the anniversary of our entry into the Management Agreement. The management fees are payable whether or not our vessels are employed, and regardless of our profitability, and we have no ability to require our Manager to reduce the management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations.

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

Our chief executive officer, Polys Hajioannou, controls our Manager. The Hajioannou family (including Polys Hajioannou) owns approximately 56.84% of our outstanding common stock. These relationships could create conflicts of interest between us, on the one hand, and our Manager, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies affiliated with our Manager or our chief executive officer. To the extent we elect not to exercise our right of first refusal with respect to any drybulk vessel that may be acquired by companies affiliated with our chief executive officer, such companies could acquire and operate such drybulk vessels in competition with us. In addition, although under our Management Agreement our Manager will be required to first provide us any chartering opportunities in the drybulk sector, our Manager is not prohibited from giving preferential treatment in other areas of its management to vessels that are beneficially owned by related parties. These conflicts of interest may have an adverse effect on our business, financial condition and results of operations.

Our business depends upon certain employees who may not necessarily continue to work for us; if such employees were no longer to be affiliated with us, our business, financial condition and results of operation could suffer.

Our future success depends, to a significant extent, upon our chief executive officer, Polys Hajioannou, and certain other members of our senior management and of our Manager. Polys Hajioannou has substantial experience in the drybulk shipping industry and for 27 years has worked with us, our Manager and its predecessor. He and other members of our senior management and of our Manager manage our business and their performance is crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us or our Manager, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition could suffer. We do not maintain, and do not intend to maintain, “key man” life insurance on any of our executive officers.

The provisions in our restrictive covenant arrangement with our chief executive officer restricting his ability to compete with us, like restrictive covenants generally, may not be enforceable.

Our chief executive officer, Polys Hajioannou, has entered into a restrictive covenant agreement with us under which he is precluded during the term of his service with us as executive and director and for one year thereafter precluded, subject to certain exceptions. Courts generally do not favor the enforcement of such restrictions, particularly when they involve individuals and could be construed as infringing on such individuals ability to be employed or to earn a livelihood. Our ability to enforce these restrictions, should it ever become necessary, will depend upon the circumstances that exist at the time enforcement is sought. A court may not enforce the restrictions as written by way of an injunction and we may not necessarily be able to establish a case for damages as a result of a violation of the restrictive covenants.

Our vessels call on ports located in Iran and Syria, which are identified by the United States government as state sponsors of terrorism and are subject to United States economic sanctions, which could be viewed negatively by investors and adversely affect the trading price of our common stock and Series B Preferred Shares.

From time to time, vessels in our fleet have called and/or may call on ports located in countries identified by the United States government as state sponsors of terrorism and subject to United States economic sanctions. From January 1, 2005 through December 31, 2011, vessels in our fleet made 20 calls on ports in Iran and three calls on ports in Syria out of a total of 2,327 calls on worldwide ports. From January 1, 2012 through December 31, 2013, vessels in our fleet did not make any calls on ports in Iran or Syria. Iran and Syria are identified by the United States government as state sponsors of terrorism. Although these designations and controls do not prevent our vessels from making calls on ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our common stock. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Additionally, the United States government imposes economic sanctions that may be applied in certain circumstances to non-United States entities conducting transactions involving targeted countries and their governments. United States sanctions have been imposed on Iran and Syria, among other countries in which our vessels may make port calls . On January 2, 2013, President Obama signed the National Defense Authorization Act for Fiscal Year 2013 (the “NDAA”), which, among other things, expands U.S. sanctions on non-U.S. business with Iran. In particular, Section 1244 of the NDAA targets, among other businesses, those determined, after July 1, 2013, to be part of the shipping sector of Iran and those providing goods or services in support of any activity or transaction on behalf of or for the benefit of, among others, persons determined to be part of the shipping sector of Iran or certain Iranian persons designated by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”). Section 1244 also includes a humanitarian exception that prohibits the imposition of sanctions with respect to any person for conducting or facilitating a transaction for the sale of agricultural commodities, food, medicine, or medical devices to Iran or the provision of humanitarian assistance to the people of Iran.

Our policy going forward is for our vessels to avoid making calls on ports in Iran or Syria unless the charterer provides information certifying that its cargo is licensed by OFAC.

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

We are incorporated under the laws of the Republic of the Marshall Islands, and our Manager’s business is operated primarily from their offices in Athens, Greece. In addition, a majority of our directors and officers are or will be nonresidents of the United States, and all of our assets and a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under the securities laws or otherwise. You may also have difficulty enforcing, both within and outside of the United States, judgments you may obtain in the United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. There is also substantial doubt that the courts of the Republic of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.

We are involved in an ongoing arbitration dispute, which, if determined adversely to us, could cause us to incur a significant financial loss, harm our reputation and/or have a material effect on us.

We are involved in an ongoing arbitration dispute in London, England, with Zhoushan Jinhaiwan Shipyard Co., Ltd. (the “Shipyard”). We had entered into an agreement with the Shipyard for the construction, sale and delivery by the Shipyard to us of one 180,000 DWT Capesize class newbuild vessel

(Hull No. J0131) in exchange for USD $53 million. In December 2012, after having paid $31.8 million in advances during construction, we exercised our termination right under the agreement due to the Shipyard’s excessive construction delays and delivered demands to each of the Shipyard and the refund guarantor, The Export Import Bank of China (a bank rated Aa3 by Moody’s Investor Services), pursuant to the agreement and the refund guarantees, respectively, for a refund of the full amount of advances paid, with interest. In response, in January 2013, the Company received a notice of arbitration, and arbitration proceedings with the Shipyard were initiated in London, England. The Shipyard alleged that the Company’s termination constituted a breach of the agreement and argued that the Company was not entitled to a refund of the advances paid or interest. In September, 2013 a hearing was held in London with respect to certain preliminary issues related to the case. In January 2014, an appealable arbitration award in favor of the Company was issued, which provided that the Company had lawfully cancelled the shipbuilding contract and ordered the Shipyard to refund to the Company the full amount of the advances paid, with interest. In February 2014, the Company served to the relevant refund guarantor, the arbitration award. The appeal period for the award lapsed on or about February 24, 2014. The Company is and will continue vigorously pursuing the refund under the arbitration award. However, legal proceedings are inherently uncertain and the Company cannot provide assurance that it will be refunded according to the award terms or at all.

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

Risks Relating to Our Common Stock and Series B Preferred Shares

The Hajioannou family controls the outcome of matters on which our stockholders are entitled to vote and its interests may be different from yours.

The Hajioannou family (including our chief executive officer, Polys Hajioannou), owns approximately 56.84% of our outstanding common stock. The Hajioannou family is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of the Hajioannou family may be different from yours.

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

In April 2011, we issued and sold 5,000,000 shares of common stock in a public offering. The gross proceeds of the April 2011 public offering were $42 million. In March 2012, we issued and sold 5,750,000 shares of common stock in a public offering. The gross proceeds of the March 2012 public offering were approximately $37.4 million. In November 2013, we issued and sold 5,750,000 shares of common stock in a public offering. Concurrently with this public offering, we issued and sold 1,000,000 shares of common stock to Bellapais Maritime Inc., an entity associated with our chief executive officer, Polys Hajioannou, in a private placement. The gross proceeds of the November 2013 public offering and private placement were $50.2 million.

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

We also entered into a registration rights agreement in connection with our initial public offering with Vorini Holdings Inc., one of our principal stockholders, pursuant to which we have granted it and certain of its transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act of 1933, as amended (the “Securities Act”), shares of our common stock held by them. Under the registration rights agreement, Vorini Holdings Inc. and certain of its transferees have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, those persons have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. Registration of such shares under the Securities Act would, except for shares purchased by affiliates, result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

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

We may not have sufficient cash from our operations to enable us to pay dividends on or to redeem our Series B Preferred Shares following the payment of expenses and the establishment of any reserves.

We pay quarterly dividends on our Series B Preferred Shares only from funds legally available for such purpose when, as and if declared by our board of directors. We may not have sufficient cash available each quarter to pay dividends. In addition, we may have insufficient cash available to redeem our Series B Preferred Shares. The amount of dividends we can pay or use to redeem Series B Preferred Shares depends upon the amount of cash we generate from our operations, which may fluctuate.

The amount of cash we have available for dividends on or to redeem our Series B Preferred Shares will not depend solely on our profitability.

The actual amount of cash we will have available for dividends or to redeem our Series B Preferred Shares will depend on many factors, including the following:

•	changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	restrictions under our existing or future credit facilities or any future debt securities, including existing restrictions under our existing credit facilities on our ability to pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default and restrictions on our ability to redeem securities;

•	the amount of any cash reserves established by our board of directors; and

•	restrictions under Marshall Islands law, which generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by noncash items, and our board of directors in its discretion may elect not to declare any dividends. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income.

The Series B Preferred Shares represent perpetual equity interests.

The Series B Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Series B Preferred Shares may be required to bear the financial risks of an investment in the Series B Preferred Shares for an indefinite period of time. In addition, the Series B Preferred Shares rank junior to all our indebtedness and other liabilities, and to any other senior securities we may issue in the future with respect to assets available to satisfy claims against us.

Our Series B Preferred Shares are subordinate to our debt, and your interests could be diluted by the issuance of additional preferred shares, including additional Series B Preferred Shares, and by other transactions.

Our Series B Preferred Shares are subordinate to all of our existing and future indebtedness. As of December 31, 2013, we had aggregate debt outstanding of $508.3 million, of which $35.2 million was payable within the next 12 months. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends on or redeem preferred shares. Our articles of incorporation currently authorize the issuance of up to 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of December 31, 2013, 1,600,000 shares of Series B Preferred Shares were issued and outstanding. Of this blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described under “Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholder Rights Plan”. The issuance of additional preferred shares on a parity with or senior to the Series B Preferred Shares would dilute the interests of holders of our Series B Preferred Shares, and any issuance of preferred shares senior to our Series B Preferred Shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Series B Preferred Shares.

Holders of Series B Preferred Shares have extremely limited voting rights.

The voting rights of holders of Series B Preferred Shares are extremely limited. Our common shares are the only class or series of our shares carrying full voting rights. Holders of Series B Preferred Shares have no voting rights other than the ability, subject to certain exceptions, to elect one director if dividends for six quarterly dividend periods (whether or not consecutive) payable on our Series B Preferred Shares are in arrears and certain other limited protective voting rights.

Our ability to pay dividends on and to redeem our Series B Preferred Shares is limited by the requirements of Marshall Islands law, the laws of the Republic of Liberia and existing and future agreements.

The laws of the Republic of Liberia and of the Republic of the Marshall Islands, where our vessel-owning subsidiaries are incorporated, generally prohibit the payment of dividends other than from surplus or net profits, or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. Our subsidiaries may not have sufficient funds, surplus or net profits to make distributions to us. In addition, under guarantees we have entered into with respect to certain of our subsidiaries’ existing credit facilities, we are subject to financial and other covenants, which may limit our ability to pay dividends and redeem the Series B Preferred Shares. These and future agreements may limit our ability to pay dividends on and to redeem the Series B Preferred Shares. We also may not have sufficient surplus or net profits in the future to pay dividends.

Tax Risks

In addition to the following risk factors, you should read “Item 10. Additional Information—E. Tax Considerations—Marshall Islands Tax Considerations,” “Item 10. Additional Information—E. Tax Considerations—Liberian Tax Considerations,” and “Item 10. Additional Information —E. Tax Considerations—United States Federal Income Tax Considerations” for a more complete discussion of expected material Marshall Islands, Liberian and United States federal income tax consequences of owning and disposing of our common stock and Series B Preferred Shares.

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

A non-United States corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (a) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (b) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” United States stockholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. In particular, United States holders who are individuals would not be eligible for preferential tax rates otherwise applicable to qualified dividends.

Based on our current operations and anticipated future operations, we believe that it is more likely than not that we currently will not be treated as a PFIC. In this regard, we intend to treat gross income we derive or are deemed to derive from our period time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our period time chartering activities should not constitute “passive income,” and that the assets we own and operate in connection with the production of that income should not constitute passive assets.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders will face adverse United States tax consequences. See “Item 10. Additional Information—E. “Tax Considerations—United States Federal Income Tax Considerations—United States Federal Income Taxation of United States Holders” for a more comprehensive discussion of the United States federal income tax consequences to United States stockholders if we are treated as a PFIC.

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

Over the past 19 years under the leadership of Polys Hajioannou, we have renewed our fleet by selling eleven drybulk vessels during periods of what we viewed as favorable secondhand market conditions and contracting to acquire 47 drybulk newbuilds and four drybulk secondhand vessels. Also under his leadership, we have expanded the classes of drybulk vessels in our fleet and the aggregate carrying capacity of our fleet has grown from 887,900 deadweight tons prior to our initial public offering in May 28, 2008 to 2,786,600 dwt currently. Information on our capital expenditure requirements are discussed below in ‘ITEM 4B. Liquidity and Capital Resources’. The quality and size of our current fleet, together with our long-term relationships with several of our charter customers, are, we believe, the results of our long-term strategy of maintaining a young, high quality fleet, our broad knowledge of the drybulk industry and our strong management team. In addition to benefiting from the experience and leadership of Polys Hajioannou, we also benefit from the expertise of our Manager which, along with its predecessor, has specialized in drybulk shipping since 1965, providing services to over 46 drybulk vessels. In June 2008, we completed an initial public offering of our common stock in the United States and our common stock began trading on the New York Stock Exchange. Our principal executive office is located at Apt. D11, Les Acanthes, 6, Avenue des Citronniers MC 98 000 Monaco. Our representation office in Greece is at 30-32 Avenue Karamanli, 16673 Voula, Athens, Greece. Our registered address in the Republic of the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

B.	Business Overview

We are an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest consumers of marine drybulk transportation services. As of February 25, 2014, we had a fleet of 30 drybulk vessels, with an aggregate carrying capacity of 2,786,600 dwt and an average age of 5.4 years, making us one of the world’s youngest fleets of Panamax, Kamsarmax, Post-Panamax and Capesize class vessels. Our fleet is expected to grow through 2016 as the result of the delivery of eight further contracted newbuild vessels, comprised of six Panamax class vessels and two Post-Panamax class vessels. Upon delivery of the last of our contracted newbuilds, assuming we do not acquire any additional vessels or dispose of any of our vessels, our fleet will be comprised of 38 vessels, having an aggregate carrying capacity of 3,415,700 dwt.

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

General

As of February 25, 2014 our fleet comprised 30 vessels, of which nine are Panamax class vessels, seven are Kamsarmax class vessels, 11 are Post-Panamax class vessels and three are Capesize class vessels, with an aggregate carrying capacity of 2,786,600 dwt and an average age of 5.4 years. Assuming delivery of the last of our contracted vessels in 2016, our fleet will be comprised of 15 Panamax class vessels, seven Kamsarmax class vessels, 13 Post-Panamax class vessels and three Capesize class vessels, and the aggregate carrying capacity of our 38 vessels will be 3,415,700 dwt. As of February 25, 2014, the average remaining duration of the charters for our existing fleet was 1.44 years.

The majority of vessels in our fleet have sister ships with similar specifications in our existing or newbuild fleet. We believe using sister ships provides cost savings because it facilitates efficient inventory management and allows for the substitution of sister ships to fulfill our period time charter obligations.

Our Fleet and Newbuilds

The table below presents additional information with respect to our drybulk vessel fleet, including our newbuilds, and its deployment as of February 25, 2014.

Vessel Name	Dwt	Year Built (1)	Country of Construction	Charter Type	Charter Rate (2)	Commissions (3)	Charter Period (4)	Sister Ship (5)
CURRENT FLEET
Panamax
Maria	76,000	2003	Japan	Period	$12,750	5.00%	Nov. 2013 – Mar 2014	A
Koulitsa	76,900	2003	Japan	Period	$13,000	5.00%	Feb. 2014 – May. 2014
Paraskevi	74,300	2003	Japan	Period	$8,650	4.75%	Aug. 2013 – Jul. 2014
Vassos	76,000	2004	Japan	Period (6)	$10,000 BPI + 6%	5.00% 5.00%	Feb. 2014 – Apr. 2014 Apr. 2014 – Sep. 2014	A
Katerina	76,000	2004	Japan	Spot	$9,750	5.00%	Jan. 2014 – Apr. 2014	A
Maritsa	76,000	2005	Japan	Period	$8,000	1.25%	Jan. 2013 – Jan. 2015	A
Efrossini	75,000	2012	Japan	Spot	$16,000	3.75%	Jan. 2014 – Mar. 2014	B
Zoe	75,000	2013	Japan	Period	$10,000	5.00%	Nov 2013 – May 2014	B
Kypros Land	77,100	2014	Japan	Spot	$14,000	5.00%	Jan 2014 – Mar 2014	H
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	Period (7)	BPI + 9.5%	3.75%	Jul. 2013– Jun. 2015	C
Pedhoulas Trader	82,300	2006	Japan	Period (8)	BPI + 6.5%	3.50%	Aug. 2013 – Aug. 2015	C
Pedhoulas Leader	82,300	2007	Japan	Period	$13,250	4.75%	Jun. 2012 – May 2014	C
Pedhoulas Commander	83,700	2008	Japan	Period	$10,750	4.75%	Sep. 2013 – Jul 2014
Pedhoulas Builder	81,600	2012	China	Period	$8,450	4.75%	Oct. 2012 – Apr. 2014	D
Pedhoulas Fighter	81,600	2012	China	Period	$11,500	4.75%	Sep. 2013 – Jun. 2014	D
Pedhoulas Farmer	81,600	2012	China	Period	$8,000	4.75%	Sep. 2012 – Mar. 2014	D
Post-Panamax
Stalo	87,000	2006	Japan					E
Marina	87,000	2006	Japan	Spot	$12,500	5.00%	Jan. 2014 – Mar. 2014	E
Xenia	87,000	2006	Japan	Spot	$14,000	5.00%	Jan. 2014 – Mar. 2014	E
Sophia	87,000	2007	Japan	Period (9)	$12,400 BPI + 18%	3.75% 3.75%	Dec 2013 – May 2014 Jun 2014 – Aug 2014	E
Eleni	87,000	2008	Japan	Spot	$17,000	5.00%	Jan. 2014 – May 2014	E
Martine	87,000	2009	Japan					E
Andreas K	92,000	2009	South Korea	Period	$13,500	5.00%	Feb. 2014 – Apr. 2014	F
Panayiota K	92,000	2010	South Korea	Period	$12,750	5.00%	Sep. 2013 – Apr. 2014	F
Venus Heritage	95,800	2010	Japan	Spot	$13,950	3.75%	Feb. 2014 – Mar. 2014	G
Venus History	95,800	2011	Japan	Spot	$17,350	5.00%	Feb. 2014 – Apr. 2014	G
Venus Horizon	95,800	2012	Japan	Period	$13,000	5.00%	Oct. 2013 – Jul. 2014	G
Capesize
Kanaris	178,100	2010	China	Period	$25,928	2.50%	Sep. 2011 – Jun. 2031
Pelopidas	176,000	2011	China	Period	$38,000	1.00%	Feb. 2012 – Dec. 2021
Lake Despina	181,400	2014	Japan	Period (10)	$23,100 $24,810	1.25% 1.25%	Jan. 2014 – Jul. 2016 Jul. 2016 – Jan. 2024
Subtotal	2,786,600

NEW BUILDS
Panamax
Hull No. 1660	76,600	1H 2014	Japan				H
Hull No. 821	77,000	2H 2014	Japan				I
Hull No. 822	77,000	1H 2015	Japan				I
Hull No. 1689	76,500	1H 2015	Japan	Period	$15,800 $15,000		May 2015 – May 2020 May 2020 – May2025
Hull No. 827	77,000	2H 2015	Japan				I
Hull No. 828	77,000	1H 2016	Japan				I
Post-Panamax
Hull No. 1685	84,000	2H 2015	Japan				J
Hull No. 1686	84,000	2H 2015	Japan				J
Subtotal	629,100
TOTAL	3,415,700

(1)	For newbuilds, the dates shown reflect the expected delivery dates.
28

(2)	Quoted charter rates are gross charter rates. Gross charter rates are inclusive of commissions. Net charter rates are charter rates after the payment of commissions. Charter agreements may provide for additional payments, namely ballast bonus, to compensate for vessel repositioning.

(3)	Commissions reflect payments made to third-party brokers or our charterers, and do not include the 1.25% fee payable on gross freight, charter hire, ballast bonus and demurrage to our Manager pursuant to our vessel management agreements with our Manager.

(4)	The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of February 25, 2014, scheduled start dates. Actual start dates and redelivery dates may differ from the scheduled start and redelivery dates depending on the terms of the charter and market conditions.

(5)	Each vessel with the same letter is a “sister ship” of each other vessel that has the same letter, and under certain of our charter contracts, may be substituted with its “sister ships.”

(6)	A period time charter at a gross daily charter rate of $10,000 for the period until April 2014, followed by a gross daily charter rate linked to the Baltic Panamax Index (“BPI”) plus a premium of 6%.

(7)	A period time charter at a gross daily charter rate linked to the BPI plus a premium of 9.5%.

(8)	A period time charter at a gross daily charter rate linked to the BPI plus a premium of 6.5%.

(9)	A period time charter at a gross daily charter rate of $12,400 for the period until May 2014, followed by a gross daily charter rate linked to the BPI plus a premium of 18%.

(10)	A period time charter of ten years at a gross daily charter rate of $23,100 for the first two and a half years and of $24,810 for the remaining period. The charter agreement grants the charterer the option to extend the period time charter for an additional twelve months at a time, at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times. The charter agreement also grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the period time charter period, at a price of $39 million less 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year. The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party.

From the beginning of 1995 through February 25, 2014, we have taken delivery of 36 newbuilds and four secondhand vessels. As of February 25, 2014, we were contracted to take delivery of eight Japanese-built newbuild vessels, comprised of six Panamax class vessels and two Post-Panamax class vessels. As of February 25, 2014, our remaining capital expenditure requirements were $201.2 million, of which $54.2 million is payable in 2014, $125.5 million in 2015 and $21.5 million in 2016.

Chartering of Our Fleet

Our vessels are used to transport bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes. We may employ our vessels in time charters or in voyage charters.

A time charter is a contract to charter a vessel for a fixed period of time at a set daily rate and can last from a few days up to several years, where the vessel performs one or more voyages between load port(s) and discharge port(s). Based on the duration of vessel’s employment, a time charter can be either a long-term, or period, time charter with duration of more than three months, or a short-term, or spot, time charter with duration of up to three months. Under our time charters, the charterer pays for most voyage expenses, such as port, canal and fuel costs, agents’ fees, extra war risks insurance and any other expenses related to the cargoes, and we pay for vessel operating expenses, which include, among other costs, costs for crewing, provisions, stores, lubricants, insurance, maintenance and repairs, tonnage taxes, drydocking and intermediate and special surveys. During 2013, all of our vessels were employed under time charter contracts.

Voyage charters are generally contracts to carry a specific cargo from a load port to a discharge port, including positioning the vessel at the load port. Under a voyage charter, the charterer pays an agreed upon total amount or on a per cargo ton basis, and we pay for both vessel operating expenses and voyage expenses. We infrequently enter into voyage charters. Voyage charters together with spot time charterers are referred to in our industry as employment in the spot market.

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

Our Customers

Since 2005 our customers have included over 30 national, regional and international companies, including Bunge, Cargill, Daiichi, Intermare Transport G.m.b.H., Eastern Energy Pte. Ltd., NYK, NS United Kaiun Kaisha, Kawasaki Kisen Kaisha, Oldendorff Carriers, ArcelorMittal or their affiliates. During 2013, two of our charterers, Daiichi and Kawasaki Kisen Kaisha, accounted for 45.7% of our revenues, with each one accounting for more than 10% of total revenues. During 2012, two of our charterers accounted for 62.9% of our revenues, namely Daiichi and Kawasaki Kisen Kaisha, with each one accounting for more than 10% of total revenues. During 2011, two of our charterers accounted for 66.1% of our revenues, namely Daiichi and Kawasaki Kisen Kaisha, with each one accounting for more than 10% of total revenues. We seek to charter our vessels primarily to charterers who intend to use our vessels without sub-chartering them to third parties. A prospective charterer’s financial condition and reliability are also important factors in negotiating employment for our vessels.

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

In return for providing such services our Manager receives a fixed management fee of $700 per day per vessel. In return for chartering services rendered to us, our Manager also receives a variable fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel. Our Manager also receives a sales fee of 1.0% based on the contract price of any vessel sold by it on our behalf, and an acquisition fee of 1.0% based on the contract price of any vessel bought by it on our behalf, including the acquisition of each of our contracted newbuilds. We also pay our Manager a supervision fee of $550,000 per newbuild, of which 50% is payable upon the signing of the relevant supervision agreement, and 50% upon successful completion of the sea trials of each newbuild, which we capitalize, for the on-premises supervision by selected engineers and others on the Manager’s staff of newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise. Pursuant to the terms of management agreement, the Manager provides to us executive officers at no cost. To the extent that the Manager does not provide executive officers to us but instead such executive officers are employed by us directly, the management fee payable by us to the Manager shall be reduced by an amount equal to the aggregate costs of compensation and benefits and other incidental costs borne by us as a result of such employment.

Our Manager has agreed that, during the term of our management agreement and for a period of one year following its termination, our Manager will not provide management services to, or with respect to, any drybulk vessels other than (a) on our behalf or (b) with respect to drybulk vessels that are owned or operated by companies affiliated with our chief executive officer, his children or his brother Nicolaos Hadjioannou, and drybulk vessels that are acquired, invested in or controlled by companies affiliated with our chief executive officer, his children or Nicolaos Hadjioannou subject in each case to compliance with, or waivers of, the restrictive covenant agreements entered into between us and such companies. Our Manager has also agreed that if one of our drybulk vessels and a drybulk vessel owned or operated by any such company are both available and meet the criteria for a charter being arranged by our Manager, our drybulk vessel will receive such charter.

Competition

We operate in highly competitive markets that are based primarily on supply and demand. Our business fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We believe we differentiate ourselves from our competition by providing young, modern vessels with advanced designs and technological specifications. As of February 25, 2014 our fleet had an average age of 5.4 years compared to an industry average of approximately 9.3 years. Upon delivery of our contracted newbuilds vessel, the majority of our fleet will have been built in Japanese shipyards, which we believe provides us with an advantage in attracting large, well-established customers, including Japanese customers.

The drybulk sector is characterized by relatively low barriers to entry, and ownership of drybulk vessels is highly fragmented. In general, we compete with other owners of Panamax class or larger drybulk vessels for charters based upon price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel.

Crewing and Shore Employees

Our management team consists of our chief executive officer, president, chief financial officer and chief operating officer. We directly employ five officers including our legal representative in Greece, our president, chief financial officer and chief operating officer. Our Manager is responsible for the technical management of our fleet and therefore also handles the recruiting, either directly or through crewing agents, of the senior officers and all other crew members for our vessels. As of December 31, 2013, approximately 566 people served on board the vessels in our fleet, and our Manager employed approximately 54 people on shore.

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

Although the P&I Associations compete with each other for business, they have found it beneficial to mutualise their larger risks among themselves through the International Group. This is known as the “Pool.” This pooling is regulated by a contractual agreement which defines the risks that are to be covered and how claims falling on the Pool are to be shared among the participants in the International Group. The Pool provides a mechanism for sharing all claims in excess of $9.0 million up to $70.0 million. For claims in excess of $70.0 million, the International Group purchases reinsurance from the commercial market of up to $3.07 billion per vessel per incident, comprising of reinsurance of up to $2.0 billion per vessel per incident in excess of $70.0 million insured by the Pool and an additional $1.0 billion in excess of the aforesaid $2.07 billion in respect of overspill protection per vessel per incident.

War risks insurance

Our war risk insurance covers risks of partial loss or actual or constructive total loss from confiscations, seizure, capture, vandalism, sabotage and other war related risks and is limited to each vessel’s Hull and Machinery and IV insured value plus $400.0 million per vessel per incident in respect of conflicts risks and P&I liabilities, including crew.

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
33

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

Vessel Name	Drydocking	Special Survey
Maria	January 2016	April 2018
Vassos	October 2016	February 2019
Katerina	May 2014	May 2014
Maritsa	January 2015	January 2015
Efrossini	February 2016	February 2017
Koulitsa	April 2016	April 2018
Paraskevi	January 2016	January 2018
Pedhoulas Merchant	October 2015	March 2016
Pedhoulas Trader	October 2015	May 2016
Pedhoulas Leader	November 2015	February 2017
Pedhoulas Builder	May 2016	May 2017
Pedhoulas Fighter	August 2016	August 2017
Pedhoulas Farmer	September 2016	September 2017
Stalo	September 2015	January 2016
Marina	August 2015	January 2016
Sophia	June 2016	June 2017
Eleni	January 2017	November 2018
Martine	February 2014	February 2014
Andreas K	August 2014	August 2014
Kanaris	June 2014	March 2015
Panayiota K	December 2014	April 2015
Venus Heritage	April 2015	December 2015
Venus History	September 2015	September 2016
Venus Horizon	February 2016	February 2017
34

Vessel Name	Drydocking	Special Survey
Pelopidas	November 2015	November 2016
Pedhoulas Commander	May 2017	May 2018
Zoe	July 2018	July 2018
Xenia	July 2016	Aug 2016
Lake Despina	January 2018	January 2019
Kypros Land	February 2018	February 2019

Following an incident or a scheduled survey, if any defects are found, the classification surveyor will issue a “recommendation or condition of class” which must be rectified by the vessel owner within the prescribed time limits.

In general, insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies (“IACS”). All of our vessels are certified as being “in class” by either Lloyd’s Register of Shipping or the American Bureau of Shipping, each of which is a member of IACS.

Environmental and Other Regulations

General

Government regulation significantly affects the ownership and operation of our vessels. Our vessels are subject to international conventions and national, state and local laws and regulations in force in international waters and the countries in which they operate or are registered, including environmental protection requirements governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and the management of other contamination, air emissions, water discharges and ballast water. These laws and regulations include the International Convention for Prevention of Pollution from Ships, the International Convention for Safety of Life at Sea (“SOLAS”) and implementing regulations adopted by the International Maritime Organization (“IMO”), the European Union (“EU”) and other international, national and local regulatory bodies. They also include laws and regulations in the jurisdictions where our vessels travel and in the ports where our vessels call. In the U.S., the requirements include OPA 90, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Clean Water Act (“CWA”) and U.S. Clean Air Act (“CAA”). Compliance with these environmental protection requirements can impose significant cost and expense, including the cost of vessel modifications and implementation of certain operating procedures. Our fleet is young and modern and complies with all current requirements and we do not anticipate incurring significant vessel modification expenditures in the current or subsequent fiscal year to comply with such requirements. Under our Management Agreement, our Manager has assumed technical management responsibility for our fleet, including compliance with all applicable government and other regulations. If the Management Agreement with our Manager terminates, we would attempt to hire another party to assume this responsibility. In the event of termination, we might be unable to hire another party to perform these and other services for the present fee structure and related costs. However, due to the nature of our relationship with our Manager, we do not expect our Management Agreement to be terminated early.

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

The IMO adopted vessel energy efficient requirements, which took effect in January 2013. The requirements impose energy efficiency design on new vessels and require energy efficiency management plans for existing vessels. These requirements have not had and we do not expect they will have a material effect on our operations.

The IMO adopted new guidelines in 2012 under the revised Annex V to MARPOL, which prohibit discharge of garbage into the open sea, with certain exceptions, and require vessels to dispose of garbage at port garbage reception facilities. These guidelines became effective in January 2013. These requirements have not had and we do not expect they will have a material effect on our operations.

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

The Maritime Labour Convention

The International Labour Organization’s Maritime Labour Convention was adopted in 2006 (“MLC 2006”). The basic aims of the MLC 2006 are to ensure comprehensive worldwide protection of the rights of seafarers (the Convention is sometimes called the Seafarers’ Bill of Rights) and, to establish a level playing field for countries and ship owners committed to providing decent working and living conditions for seafarers, protecting them from unfair competition on the part of substandard ships. The Convention was ratified on August 20, 2012, and all our vessels had been certified by August 2013, as required. We do not expect that the MLC 2006 requirements will have a material effect on our operations.

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

The EPA finalized the 2013 VGP in March 2013 which became effective in December 2013. The 2013 VGP requires most vessels to meet numeric ballast water discharge limits on a staggered schedule based on the first dry docking after January 1, 2014, or January 1, 2016 (depending on vessel ballast capacity). The 2013 VGP also imposes more strict technology-based limits in the form of best management practices for discharges related to oil-to-sea interfaces and requires routine inspections, monitoring, reporting, and recordkeeping. The 2013 VGP also requires vessel modifications and the installation of ballast treatment equipment which will significantly increase the cost of investments to comply with such requirements.

U.S. Air Emission Requirements

In 2008, the U.S. ratified the amended Annex VI to the MARPOL Convention, addressing air pollution from ships, which went into effect in 2009. In December 2009, the EPA announced its intention to publish final amendments to the emission standards for new marine diesel engines installed on ships flagged or registered in the United States that are consistent with standards required under recent amendments to Annex VI of MARPOL. The new regulations include near-term standards that began in 2011 for newly built engines requiring more efficient use of engine technologies in use today and long-term standards beginning in 2016 requiring an 80 percent reduction in nitrogen oxide emissions below current standards. The CAA also requires states to adopt State Implementation Plans, or “SIPs,” designed to attain air quality standards. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. In addition, some individual states, including California, have attempted to regulate vessel emissions within state waters. The California Air Resources Board recently adopted Ocean-Going Vessel (“OGV”) fuel content regulations that would apply to all vessels sailing within 24 nautical miles off the California coast and whose itineraries call for them to enter California ports, terminal facilities or estuarine waters. Changes to the OGV rule in 2012 included more stringent sulfur limits on marine gas oil used by commercial vessels in California waters. We do expect current U.S. requirements to have a significant effect on our operations for certain of our vessels.

New or more stringent air emission regulations which may be adopted could require significant capital expenditures to retrofit vessels and could otherwise increase our investment and operating costs.

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

Coast Guard regulations, since holding ballast water can prevent vessels from performing cargo operations and alternative methods are still under development. In 2012, the U.S. Coast Guard finalized amendments to its ballast water management regulations that impose stricter discharge limits for allowable concentrations of various invasive species and include approval process requirements for ballast water management systems. The regulations require ships calling at U.S. ports to treat ballast water, and regularly remove hull fouling. In particular, it is required for existing vessels to be equipped with approved ballast water treatment systems by their first dry-docking after January 2016 and for newbuilds with a keel laying date after December 2013 to be equipped upon their delivery. These regulations require modifications and installation of ballast water treatment equipment to our current vessels that call in U.S. ports, resulting in significant capital expenditures and an increase in our operational costs to call in U.S. ports.

Several U.S. states, such as California, adopted more stringent legislation or regulations relating to the permitting and management of ballast water discharges compared to EPA regulations. These requirements do not currently impact our operational costs, as such technologies are not currently available. However if a decision is made to comply with such requirements, we could incur additional investment during the installation of any such ballast water treatment plants.

In 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of January 2014, the BWM Convention had been adopted by 38 states, representing approximately 30.38% of the world’s tonnage. Each vessel in our current fleet has been issued a BWM plan Statement of Compliance by the classification society with respect to the applicable IMO regulations and guidelines.

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

Safe Bulkers, Inc. is a holding company with 39 subsidiaries, 24 of which are incorporated in Liberia, and 15 in the Republic of the Marshall Islands. Our subsidiaries are wholly-owned by us. A list of our subsidiaries as of February 25, 2014 is set forth in Exhibit 8.1 to this annual report.

D.	Property, Plant and Equipment

We have no freehold or material leasehold interest in any real property. We occupy office space at Apt. D11, Les Acanthes, 6, Avenue des Citronniers, MC98000 Monaco, where our principal executive office is established. We have also established a representation office in Greece at 30-32 Avenue Karamanli, 16673 Voula, Athens, Greece. Other than our vessels, we do not have any material property. Our vessels are subject to priority mortgages, which secure our obligations under our various credit facilities. For further details regarding our credit facilities, refer to “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Credit Facilities.”

ITEM 4A	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

Our business is to provide international marine drybulk transportation services by operating vessels in the drybulk sector of the shipping industry. As of February 25, 2014 our fleet consisted of 30 drybulk vessels, and we had contracts for an additional eight newbuild vessels, with an aggregate capacity of 3,415,700 dwt. We deploy our vessels on a mix of period time and spot time charters according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with period time charters, or to profit from attractive spot time charter rates during periods of strong charter market conditions, or to maintain employment flexibility that the spot market offers during periods of weak time charter market conditions. As of February 25, 2014, 20 out of 30 vessels in our fleet were employed on period time charters and the remainder on spot time charters. We believe our customers, some of which have been chartering our vessels for over 24 years, enter into period time and spot time charters with us because of the quality of our young and modern vessels and our record of safe and efficient operations.

The average number of vessels in our fleet for the years ended December 31, 2011, 2012 and 2013 was 16.4, 21.1 and 26.6 respectively.

After delivery of our contracted newbuild vessels, our drybulk fleet will consist of 38 vessels and will have an aggregate carrying capacity of 3,415,700 dwt, assuming we do not acquire any additional vessels or dispose of any of our vessels.

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

A.	Operating Results

Our operating results are largely driven by the following factors:

•	Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•	Available days. We define available days (also referred to as voyage days) as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys. Available days are used to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance. Operating days are used to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our ownership days during that period. Fleet utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special surveys. During the three years ended December 31, 2013, our average annual fleet utilization rate was approximately 99.19%. However, an increase in annual off-hire days could reduce our operating days, and therefore, our fleet utilization.

•	Time charter equivalent rates. We define time charter equivalent rates, or “TCE rates,” as our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.

The following table reflects our time charter revenues, commissions, voyage expenses, time charter equivalent revenue, available days and time charter equivalent rate for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	(In thousands of U.S. dollars except available days and time charter equivalent rate)
Time charter revenues	$172,036	$187,557	$191,520
Less commissions	3,128	3,261	4,799
Less voyage expenses	1,987	7,286	10,207
Time charter equivalent revenue	$166,921	$177,010	$176,514
Available days	5,976	7,703	9,647
Time charter equivalent rate	$27,932	$22,979	$18,297

•	Daily vessel operating expenses. We define daily vessel operating expenses to include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys, tonnage taxes and other
44

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

•	Daily general and administrative expenses. We define daily general and administrative expenses to include daily management fees and daily public company expenses as defined below. Daily vessel general and administrative expenses are calculated by dividing general and administrative expenses by ownership days for the relevant period.

•	Daily management fees. We define daily management fees to include the fixed and the variable fees payable to our Manager. Daily management fees are calculated by dividing management fees by ownership days for the relevant period.

•	Daily public company expenses. We define daily public company expenses to include expenses incurred related to our operation as a public company such as professional fees, compensation paid to our directors and officers, listing fees and other miscellaneous expenses. Daily public company expenses are calculated by dividing public company expenses by ownership days for the relevant period.

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rates, daily vessel operating expenses, daily general and administrative expenses and daily management fees for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
Ownership days	5,992	7,716	9,713
Available days	5,976	7,703	9,647
Operating days	5,962	7,654	9,615
Fleet utilization	99.50%	99.20%	98.99%
TCE rates	$27,932	$22,979	$18,297
Daily vessel operating expenses	$4,350	$4,476	$4,320
Daily general and administrative expenses(1)	$1,417	$1,289	$1,170
Daily management fees	$1,006	$1,001	$863
Daily public company expenses	$411	$288	$307

(1)	Aggregate of daily management fees and daily public company expenses.

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
45

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

Revenues from our period time charters comprised 92.0%, 88.1% and 87.3% respectively, of our charter revenues for the years ended December 31, 2011, 2012 and 2013. The revenues from our spot time charters comprised 8.0%, 11.9% and 12.7%, respectively, of our charter revenues for the years ended December 31, 2011, 2012 and 2013.

Unearned Revenue / Accrued Revenue

Unearned revenue as of December 31, 2013 includes: (i) cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date amounting to $3.0 million as of December 31, 2013 and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for variable charter rates amounting to $10.3 million, all of which will be recognized as revenue during the period from January 1, 2014 until January 10, 2015.

Unearned revenue as of December 31, 2012 includes: (i) cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date amounting to $3.9 million as of December 31, 2012 and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for variable charter rates amounting to $17.7 million, all of which would be recognized as revenue during the period from January 1, 2013 until March 1, 2015.

No accrued revenue was recognized during the year ended December 31, 2013.

Accrued revenue as of December 31, 2012 of $0.6 million represents revenue earned prior to cash being received in respect of charter agreements that provide for variable charter rates.

Commissions

We pay commissions currently ranging up to 5.0% on our period time and spot time charters, to unaffiliated ship brokers, other brokers associated with our charterers and to our charterers. These commissions are directly related to our revenues, from which they are deducted. The amount of our total commissions to unaffiliated ship brokers and other brokers associated with our charterers and to our charterers might grow, as revenues increase due to improving market conditions and delivery of our eight remaining contracted newbuild vessels, or decrease as a result of deteriorating market conditions. These commissions do not include fees we pay to our Manager, which are described under “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet.”

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

Vessel Operating Expenses

Vessel operating expenses include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys, tonnage taxes and other minor miscellaneous items. We expect that our vessel operating expenses will continue to increase in the future as our fleet grows. Additionally, our crewing costs, which are a significant part of our vessel operating expenses, are expected to continue to increase in the future due to the limited supply and increase in demand for well-qualified crew. Furthermore, we expect that insurance costs, drydocking and maintenance costs will increase as our vessels age. A portion of our vessel operating expenses including crew wages paid to our Greek crew members are in currencies other than the U.S. dollar. These expenses may increase or decrease as a result of fluctuation of the U.S. dollar against these currencies.

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

As of December 31, 2012 and 2013, we capitalized interest amounting to $966,161 and $467,019 respectively.

Under our Management Agreement with our Manager, for purchases of vessels including with respect to each of our eight remaining contracted newbuild vessels, we will pay our Manager an acquisition fee of 1.0% on the contract price of the relevant vessel for our Manager’s services in connection with finalizing the contract and arranging for various regulatory approvals. In addition, according to an agreement between us and our Manager, we pay our Manager a supervision fee in respect of each newbuild, of which 50% is payable upon the signing of the relevant supervision agreement, and 50% upon successful completion of the sea trials of each newbuild, for the on-premises supervision of all newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise. As of May 28, 2008 the supervision fee was $0.375 million, and as of May 29, 2011 the supervision fee was adjusted to $0.550 million. These amounts charged by our Manager are included as part of the vessel cost.

General and Administrative Expenses

General and administrative expenses consist of management fees paid to our Manager, which is a related party, in relation to management services offered, and expenses incurred relating to us being a public company, which include the preparation of disclosure documents, legal and accounting costs, including costs related to compliance with the Sarbanes-Oxley Act of 2002, director and officer compensation and director and officer liability insurance costs.

In connection with our initial public offering which was completed in June 2008, we entered into a two year initial term Management Agreement with our Manager, with automatic one-year renewals for an additional eight years. The fees were fixed for the initial two-year period; the fixed fee at $575 per day per vessel and the variable fee at 1.0% on gross freight, charter hire, ballast bonus and demurrage and were to be adjusted thereafter every year by agreement between us and our Manager. The initial term of two years expired on May 28, 2010 and as of May 29, 2010, pursuant to an agreement between us and our Manager, the variable fee on gross freight, charter hire, ballast bonus and demurrage was adjusted to 1.25%. As of May 29, 2011, pursuant to an agreement between us and our Manager, the fixed fee was adjusted to $700 per day per vessel from $575 per day. As of May 29, 2012 and as of May 29, 2013, no readjustment has been made to any of the fees paid by us to our Manager under the Management Agreement.

Pursuant to the terms of the Management Agreement, the Manager provides executive officers at no cost.  To the extent that the manager does not provide executive officers, but instead we employ executive officers directly, the management fee is reduced by an amount equal to the aggregate cost of compensation and benefits and other incidental costs borne as a result of employing the executive officers directly.

In addition to the fees described above, we pay our Manager the acquisition fees with respect to vessel purchases and newbuilds described above in “— Vessels, Net” and sales fees with respect to vessel sales equal to 1% of the sale price of each vessel. Such fees remained unchanged.

Although we have not, within the past nine years, deployed our vessels on bareboat charters and do not currently have any plans to deploy our vessels on bareboat charters, under our Management Agreement, we will also provide our Manager with a fee of $250 per day per vessel deployed on bareboat charters for providing commercial, technical and administrative services.

We expect that the amount of our total management fees will increase following the delivery of our eight contracted newbuild vessels and as a result of potential fleet expansion in the future.

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

We have entered into such arrangements for early redelivery, and incurred such costs or earned such income in the past and we may continue to do so in the future, depending on market conditions.

On December 15, 2012, we took early redelivery of the Martine, instead of the contracted earliest redelivery date of January 21, 2014. In connection with this early redelivery, we recognized early redelivery income of $8.5 million, comprised of cash compensation paid by the relevant charterer of $8.6 million, net of commissions, less accrued revenue of $0.1 million. No replacement charter contract had been secured at the time of conclusion of the early redelivery agreement. The vessel was subsequently fixed in the spot market at a gross daily charter rate of $9,500.

On December 19, 2012, we took early redelivery of the Maria, instead of the contracted earliest redelivery date of February 24, 2014. In connection with this early redelivery, we recognized early redelivery income of $3.2 million, comprised of cash compensation paid by the relevant charterer of $3.4 million, net of commissions, less accrued revenue of $0.2 million. No replacement charter contract had been secured at the time of conclusion of the early redelivery agreement. The vessel was subsequently fixed in the spot market at a gross daily charter rate of $6,250.

On April 22, 2013, we took early redelivery of the Sofia in advance of the contracted earliest redelivery date of September 19, 2013. In connection with this early redelivery, we recognized early redelivery income of $3.0 million, comprised of cash compensation paid by the relevant charterer. No replacement charter contract had been secured at the time of conclusion of the early redelivery agreement. The vessel was subsequently fixed in the spot market at a gross daily charter rate of $11,000.

On May 3, 2013, we took early redelivery of the Vassos in advance of the contracted earliest redelivery date of October 1, 2013. In connection with this early redelivery, we recognized early redelivery income of $2.3 million, comprised of cash compensation paid by the relevant charterer of $2.6 million, net of commissions, less accrued revenue of $0.3 million. No replacement charter contract had been secured at the time of conclusion of the early redelivery agreement. The vessel was subsequently fixed in the spot market at a gross daily charter rate of $9,300.

On May 16, 2013, we took early redelivery of the Katerina in advance of the contracted earliest redelivery date of January 1, 2014. In connection with this early redelivery, we recognized early redelivery income of $1.8 million, comprised of cash compensation paid by the relevant charterer of $2.1 million, net of commissions, less accrued revenue of $0.3 million. No replacement charter contract had been secured at the time of conclusion of the early redelivery agreement. The vessel was subsequently fixed in the spot market at a gross daily charter rate of $9,500.

Critical Accounting Policies

We prepared our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. We base these estimates on the information currently available to us and on various other assumptions we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please read Note 2 to our financial statements included elsewhere in this annual report.

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

Our analysis of the impairment test performed for the year ended December 31, 2012, indicated a variance of plus 56%, between actual net receipts during 2013 and net receipts forecast by the Company for the same period. Our analysis of the impairment test performed for the year ended December 31, 2013, which also involved sensitivity tests on the future time charter rates (which is the input that is most sensitive to variations), allowing for variances of up to 35% depending on vessel type on time charter rates from the Company’s base scenario, indicated no impairment on any of our vessels.

No impairment loss was recorded for any of the periods presented.

Recent Accounting Pronouncements

Refer to Note 2 of the consolidated financial statements included elsewhere in this annual report.

Results of Operations

Year ended December 31, 2013 compared to year ended December 31, 2012

During the year ended December 31, 2013, we had an average of 26.6 drybulk vessels in our fleet. During the year ended December 31, 2012, we had an average of 21.1 drybulk vessels in our fleet.

During the year ended December 31, 2013, we acquired the newbuild vessel Zoe and the secondhand vessel Paraskevi both Panamax class vessels, Xenia, a Post-Panamax class vessel, and Pedhoulas Commander, a Kamsarmax class vessel.

During the year ended December 31, 2012, we acquired the newbuild vessels Efrossini, a Panamax class vessel, Venus Horizon, a Post-Panamax class vessel, and Pedhoulas Builder, Pedhoulas Fighter, and Pedhoulas Farmer, all Kamsarmax class vessels. Additionally, during November 2012 we acquired the Koulitsa, a secondhand Panamax class vessel.

Revenues

Revenues increased by 2.1%, or $3.9 million, to $191.5 million during the year ended December 31, 2013 from $187.6 million during the year ended December 31, 2012, as result of the net effect of the following factors: (i) a decrease in the TCE rate for 2013 by 20.4% to $18,297, compared to $22,979 for 2012 due to the decrease in prevailing charter rates, (ii) an increase in operating days for the year ended December 31, 2013 by 25.6% to 9,615 days, compared to 7,654 days for the year ended December 31, 2012, due to deliveries of the vessels Paraskevi in January 2013, Pedhoulas Commander in March 2013 and Zoe and

Xenia in July 2013 and (iii) due to the amortization of $16.7 million of cash compensation net of commissions, accrued and deferred revenue in relation to the agreements concluded with the charterers of the Stalo and Eleni.

Commissions

Commissions to unaffiliated ship brokers, other brokers associated with our charterers and our charterers during the year ended December 31, 2013 amounted to $4.8 million, an increase of $1.5 million, or 45.5%, compared to $3.3 million during the year ended December 31, 2012, due to the increase in our revenues and an increase in our average contracted commissions, which were increased to 2.5% from 1.74% for the years ended December 31, 2013 and 2012, respectively.

Vessel operating expenses

Vessel operating expenses increased by 21.7% to $42.0 million during the year ended December 31, 2013 from $34.5 million during the year ended December 31, 2012 as a consequence of the increase in ownership days by 25.9% from 7,716 in 2012 to 9,713 in 2013. Vessel operating expenses increase is primarily due to the net effect of the following factors:

(i)	the increase in crewing cost by 27.9% to $22.0 million in 2013, compared to $17.2 million in 2012, primarily due to the increased number of ownership days;

(ii)	the increase in cost for spares, stores and provisions by 8.7% to $7.5 million in 2013, compared to $6.9 million in 2012, attributed to increased use of spares for repairs and the increased number of initial supplies for four vessels delivered in 2013 compared to the six delivered in 2012;

(iii)	the decrease in cost for lubricants to $2.8 million in 2013, compared to $3.3 million in 2012 as the net effect of the increased number of ownership days and the lower costs for lubricants in 2013 compared to 2012;

(iv)	the increase in cost for insurances by 25.0% to $3.5 million, compared to $2.8 million mainly due to the increased number of ownership days; and

(v)	the increase in repairs and dry-docking costs by 28.0% to $3.2 million in 2013, compared to $2.5 million in 2012, as a net effect of the reduced repairs costs and the increased dry-docking costs of vessels in 2013 compared to 2012.

Consequently, daily operating expenses, which are defined as operating expenses per vessel per ownership day, decreased by 3.5% to $4,320 during the year ended December 31, 2013 from $4,476 during the year ended December 31, 2012.

Depreciation

Depreciation expense increased by 15.8% to $37.4 million during the year ended December 31, 2013, compared to $32.3 million during the year ended December 31, 2012, due to the increase in the average number of vessels from 21.1 during the year ended December 31, 2012 to 26.6 during the year ended December 31, 2013.

General and administrative expenses

General and administrative expenses increased by 15.1% to $11.4 million during the year ended December 31, 2013, compared to $9.9 million during the year ended December 31, 2012. The increase of $1.5 million is due to the net effect of: (i) the increase in the management fees charged by our Manager to $8.4 million in 2013 from $7.7 million in 2012 mainly as a result of the increased ownership days of 9,713 in 2013, from 7,716 in 2012; and (ii) the increase in expenses incurred related to our operation as a public company of $3.0 million in 2013, from $2.2 million in 2012.

Daily general and administrative expenses decreased by 9.2% to $1,170, during the year ended December 31, 2013 from $1,289, during the year ended December 31, 2012.

Daily management fees, which are the part of daily general and administrative expenses payable to our Manager, decreased by 13.8% to $863 during the year ended December 31, 2013, from $1,001 during the year ended December 31, 2012.

Daily public company expenses, which are the part of daily general and administrative expenses payable for our operations as a public company increased by 6.6% to $307 during the year ended December 31, 2013, from $288 during the year ended December 31, 2012.

Interest expense

Interest expense remained almost unchanged during the year ended December 31, 2013 at $9.1 million, compared to the year ended December 31, 2012. This is the result of the combination of: (i) the slight increase in average loans outstanding of $542.1 million during the year ended December 31, 2013, compared to the average loans outstanding of $533.7 million during the year ended December 31, 2012 and (ii) the decrease in the weighted average interest rate of our outstanding indebtedness of 1.737% per annum (“p.a.”) for the year ended December 31, 2013 compared to the weighted average interest rate of our outstanding indebtedness of 1.850% p.a. for the year ended December 31, 2012, due to lower prevailing LIBOR rates; and (iii) lower capitalized interest expenses of $0.5 million during the year ended December 31, 2013 compared to $1.0 million during the year ended December 31, 2012. The total principal amount of loans outstanding as of December 31, 2013 was $508.3 million, compared to $615.7 million as of December 31, 2012.

(Loss)/Gain on derivatives

Gain on derivatives of $0.8 million during the year ended December 31, 2013 compared to loss of $5.4 million during the year ended December 31, 2012, resulted from (i) a decrease in the realized loss of interest rate derivatives of $5.5 million during the year ended December 31, 2013 from $8.2 million during the same period of 2012, and (ii) an increase in the gain from the mark-to-market valuation of interest rate swap transactions of $6.3 million for the year ended December 31, 2013 compared to $2.8 million for the year ended December 31, 2012.

As of December 31, 2013, the aggregate notional amount of interest rate swap transactions outstanding was $382.2 million, compared to $505.8 million as of December 31, 2012. These swaps economically hedged the interest rate exposure of 86.6% of the Company’s aggregate loans outstanding as of December 31, 2013 that bear interest at LIBOR. The mark-to-market valuation of these interest rate swap transactions at the end of each period is affected by the prevailing comparable interest rates at that time.

Early redelivery income, net

During the year ended December 31, 2013, we recorded early redelivery income, relating to the early termination of period time charters of our vessels, of $7.1 million compared to $11.7 million early redelivery income during the year ended December 31, 2012. Early redelivery income during the year ended December 31, 2013 resulted from the following: (i) on April 22, 2013, we took early redelivery of the Sofia, instead of on September 19, 2013, and in connection with this early redelivery, we recognized early redelivery income of $3.0 million, comprised of cash compensation paid by the relevant charterer, (ii) on May 3, 2013, we took early redelivery of the Vassos, instead of on October 1, 2013, and in connection with this early redelivery, we recognized early redelivery income of $2.3 million, comprised of cash compensation paid by the relevant charterer of $2.6 million, net of commissions, less accrued revenue of $0.3 million, and (iii) on May 16, 2013, we took early redelivery of the Katerina, instead of January 1, 2014, and in connection with this early redelivery, we recognized early redelivery income of $1.8 million, comprised of cash compensation paid by the relevant charterer of $2.1 million, net of commissions, less accrued revenue of $0.3 million.

Voyage expenses

During the year ended December 31, 2013, we recorded voyage expenses of $10.2 million, compared to $7.3 million during the year ended December 31, 2013, as a result of increased vessel repositioning expenses.

Year ended December 31, 2012 compared to year ended December 31, 2011

During the year ended December 31, 2012, we had an average of 21.1 drybulk vessels in our fleet. During the year ended December 31, 2011, we had an average of 16.4 drybulk vessels in our fleet.

During the year ended December 31, 2012, we acquired the newbuild vessels Efrossini, a Panamax class vessel, Venus Horizon, a Post-Panamax class vessel, and Pedhoulas Builder, Pedhoulas Fighter, and Pedhoulas Farmer, all Kamsarmax class vessels. Additionally, during November 2012 we acquired the Koulitsa, a secondhand Panamax class vessel.

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

Vessel operating expenses

Vessel operating expenses increased by 32.7% to $34.5 million during the year ended December 31, 2012 from $26.0 million during the year ended December 31, 2011, as a consequence of the increase in ownership days by 28.8% from 5,992 in 2011 to 7,716 in 2012. Vessel operating expenses increase is primarily due to the net effect of the following factors:

(i)	the increase of crewing cost by 30.3% to $17.2 million in 2012, compared to $13.2 million in 2011, primarily due to the increased number of ownership days;

(ii)	the increase of cost for spares, stores and provisions by 68.3% to $6.9 million in 2012, compared to $4.1 million in 2011, attributed to increased use of spares for repairs and increased number of initial supplies for six vessels delivered in 2012 compared to two delivered in 2011;

(iii)	the increase of cost for lubricants by 6.5% to $3.3 million in 2012, compared to $3.1 million in 2011 as a net effect of increased number of ownership days and lower costs for lubricants in 2012 compared to 2011;

(iv)	the increase of cost for insurances by 21.7% to $2.8 million, compared to $2.3 million mainly due to increased number of ownership days; and

(v)	the increase of repairs and dry-docking costs by 9.5% to $2.3 million in 2012, compared to $2.1 million in 2011, as a net effect of increased repairs costs and reduced dry-docking costs of vessels in 2012 compared to 2011.

Consequently, daily operating expenses, which are defined as the operating expenses per vessel per ownership day, increased by 2.9% to $4,476 during the year ended December 31, 2012 from $4,350 during the year ended December 31, 2011.

Depreciation

Depreciation expense increased by 36.9% to $32.3 million during the year ended December 31, 2012, compared to $23.6 million during the year ended December 31, 2011, due to the increase in the average number of vessels from 16.4 during the year ended December 31, 2011 to 21.1 during the year ended December 31, 2012.

General and administrative expenses

General and administrative expenses increased by 16.5% to $9.9 million during the year ended December 31, 2012, compared to $8.5 million during the year ended December 31, 2011. The increase of $1.4 million is due to the net effect of: (i) the increase in the management fees charged by our Manager to $7.7 million in 2012 from $6.0 million in 2011 as a result of the increased ownership days of 7,716 in 2012, from 5,992 in 2011; and (ii) the decrease in expenses related to our operation as a public company of $2.2 million in 2012, from $2.5 million in 2011.

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

Daily public company expenses, which are part of daily general and administrative expenses payable for our operations as a public company decreased by 30% to $288 during the year ended December 31, 2012, from $411 during the year ended December 31, 2011.

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

(Loss)/Gain on derivatives

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

B.	Liquidity and Capital Resources

As of December 31, 2013, we had $72.8 million in cash and restricted cash, of which $64.7 million consisted of cash and cash equivalents, $6.7 million consisted of short-term restricted cash and $1.4 million was long-term restricted cash. In addition, as of December 31, 2013, we had $50.0 million in a floating rate note investment (for more information, please see Note 9 to our financial statements included elsewhere in this annual report).

As of February 25, 2014, we had $49.9 million in cash, time deposits and restricted cash of which $46.4 million consisted of cash and cash equivalents, $1.7 million was short-term restricted cash and $1.8 million was long-term restricted cash. In addition, as of February 25, 2014, we had $50.0 million in a floating rate note investment.

As of December 31, 2013, we had aggregate debt outstanding of $508.3 million, of which $35.2 million was payable within the next 12 months. As of December 31, 2013, we had an aggregate additional borrowing capacity of $86.2 million available under existing revolving credit facilities as well as $63.0 million available under committed loan facilities for one existing and two newbuild vessels. Additionally, under certain conditions we could borrow up to $40.0 million in cash against our floating rate note investment.

As of February 25, 2014, we had an aggregate additional borrowing capacity of $71.1 million available under existing revolving credit facilities, as well as $86.0 million available under committed loan facilities for two existing and two newbuild vessels. Additionally, under certain conditions we could borrow up to $40.0 million in cash against our floating rate note investment.

As of December 31, 2013, our commitments for vessel acquisitions were $260.1 million, consisting of $113.1 million payable in 2014, $125.5 million payable in 2015, and $21.5 million payable in 2016. As of December 31, 2013 the existing fleet consisted of 28 vessels and we had contracted to acquire 10 newbuilds, four of which were scheduled to be delivered in 2014, five in 2015 and one in 2016.

As of February 25, 2014, our commitments for vessel acquisitions were $201.2 million, consisting of $54.2 million payable in 2014, $125.5 million payable in 2015, and $21.5 million payable in 2016. As of February 25, 2014, the existing fleet consisted of 30 vessels and we had contracted to acquire eight newbuild vessels, two of which were scheduled to be delivered in 2014, five in 2015 and one in 2016.

Our primary liquidity needs are to fund capital expenditures in relation to newbuild contracts, financing expenses, debt repayment, vessel operating expenses, general and administrative expenses and dividend payments to our stockholders. We anticipate that our primary sources of funds will be existing cash and cash equivalents as of December 31, 2013 of $64.7 million, short-term restricted cash of $6.7 million, borrowings of $40 million against our long term floating rate note investment, additional undrawn borrowing capacity of $149.2 million, cash from operations and possibly, additional indebtedness to be raised against our eight unencumbered newbuild vessels upon their delivery to us, and equity financing.

We currently estimate that the contracted cash flow from operations, existing cash and cash equivalents, additional borrowing against our floating rate note investment which matures in 2014, existing undrawn loan and revolving credit facilities and commitments and additional indebtedness secured by six remaining newbuild vessels which are currently unencumbered, will be sufficient to fund the operations of our fleet, including our working capital requirements, and the capital expenditure requirements through the end of 2014. However, during 2014 or 2015, we may seek additional indebtedness to partially fund our capital expenditure requirements in order to maintain a strong cash position. We may incur additional indebtedness secured by our six remaining newbuild vessels upon their delivery to us, which are all currently unencumbered. To the extent that market conditions deteriorate, charterers may default or seek to renegotiate charter contracts, and vessel valuations may decrease, resulting in a breach of our debt covenants. In such case our contracted revenues may decrease and we may be required to make additional prepayments under existing loan facilities, resulting in additional financing needs. If we acquire additional vessels, our capital expenditure requirements will increase and we will need to rely on existing cash and time deposits, operating cash surplus and existing undrawn loan commitments. If we are unable to obtain additional indebtedness, or to find alternative financing, we will not be capable of funding our commitments for capital expenditures relating to our contracted newbuild vessels. A failure to fulfill our commitment would generally result in a forfeiture of the advances we paid to the shipyard with respect to the contracted newbuild vessels. In addition, we may also be liable for other damages for breach of contract. Examples of such liabilities could include payments to the shipyard or the third party seller for the difference between the forfeited advance and the amount that remains to be paid by us if the shipyard or the third party seller cannot locate a third-party buyer that is willing to pay an amount equal to the difference or compensatory payments by us to charter parties with whom we have entered into charters with respect to the contracted newbuilds. Such events could adversely impact the dividends we intend to pay, and could have a material adverse effect on our business, financial condition and results of operation.

We have paid dividends to our stockholders each quarter since our initial public offering in June 2008, including an aggregate amount of $16.5 million over three consecutive quarterly dividends, each in the amount of $0.05 per share, followed by one consecutive quarterly dividend in the amount of $0.06 per share, paid during 2013. We also declared a dividend of $0.06 per share, payable on or about March 17, 2014, to our shareholders of record on March 10, 2014. Also during 2013, we paid two consecutive quarterly dividends of $0.26111 and $0.51111 per Series B Preferred Share. Our future liquidity needs will impact our dividend policy. We currently intend to use a portion of our free cash to pay dividends to our stockholders. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to our growth strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in our existing and future debt instruments; and (v) global financial conditions. Dividends might be reduced or not be paid in the future. In addition, cash dividends on our common stock are subject to the priority of dividends on our 1,600,000 outstanding shares of Series B Preferred Shares issued June 2013.

Cash Flows

Cash and cash equivalents decreased to $64.7 million as of December 31, 2013, compared to $102.7 million as of December 31, 2012. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to $100.6 million in 2013, consisting of net income after non-cash items of $115.7 million less an increase in working capital of $15.1 million.

Net cash provided by operating activities amounted to $105.1 million in 2012, consisting of net income after non-cash items of $126.9 million less an increase in working capital of $21.8 million.

Net Cash Used in Investing Activities

Net cash flows used in investing activities were $100.3 million for the year ended December 31, 2013 compared to $158.1 million for the year ended December 31, 2012. The decrease in cash flows used in investing activities of $57.8 million from 2012 is mainly attributable to the following factors: (i) a decrease of $18.0 million in payments for vessel acquisitions and advances for vessels under construction during the year ended December 31, 2013 compared to the same period of 2012; and (ii) a decrease in restricted cash of $18.6 million during the year ended December 31, 2013, compared to an increase of $21.3 million during the year ended December 31, 2012, due to a decrease in the restricted cash maintained in relation to the loan and credit facilities.

Net cash flows used in investing activities were $158.1 million for the year ended December 31, 2012 compared to net cash flows used in investing activities of $125.9 million for the year ended December 31, 2011. The increase in cash flows used in investing activities of $32.2 million from 2011 is mainly attributable to the net effect of the following factors: (i) no change in our net bank time deposits during the year ended December 31, 2012, compared to a decrease of $35.0 million during the same period in 2011; (ii) a decrease of $24.1 million in payments for vessel acquisitions and advances for vessels under construction during the year ended December 31, 2012, due to the net effect of the cancellation of newbuild Hull J0131 of $32.4 million and an increase of $8.3 million in advances paid; and (iii) net increase in restricted cash of $21.3 million during the year ended December 31, 2012, due to an increase in the restricted cash used as loan and credit facilities collaterals, compared to no change during the year ended December 31, 2011.

Net Cash (Used in)/Provided by Financing Activities

Net cash flows used in financing activities were $38.3 million for the year ended December 31, 2013, compared to net cash flows provided by financing activities of $127.7 million for the year ended December 31, 2012. This decrease of $166.0 million, compared to the year ended December 31, 2012, resulted from the combined effect of a decrease of $57.9 million in long term debt principal payments, a decrease in long-term debt proceeds of $296.6 million, a decrease in dividends paid of $19.7 million, an increase of $51.7 million in proceeds from the issuance of common and preferred stock and a decrease in payments of deferred financing costs of $1.3 million.

Net cash flows provided by financing activities were $127.7 million for the year ended December 31, 2012, compared to net cash flows used in financing activities of $18.5 million for the year ended December 31, 2011. This change of $146.2 million, compared to the year ended December 31, 2011, is largely attributable to an increase of $86.8 million in long term debt principal payments, offset by an increase in long-term debt proceeds of $228.6 million, a decrease in dividends paid of $4.3 million, a decrease in payments of deferred financing costs of $4.5 million and a decrease of $4.4 million in proceeds from the issuance of common stock.

Credit Facilities

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt. Our subsidiaries have generally entered into individual credit facilities in order to finance the acquisition of the vessels owned by these subsidiaries and for general corporate purposes. In 2013, five of our subsidiaries entered into a new credit facility which was used to fully refinance the outstanding balances under five individual credit facilities that had been previously entered into with the same bank. The durations from drawdown of our 14 credit facilities outstanding on December 31, 2013, ranged from two to 15 years, and they are generally repaid by semiannual principal installments and a balloon payment due on maturity, for ten of them, and by semi-annual principal installments for four of them. We generally pay interest on these facilities at LIBOR plus a margin, except for four facilities, under which a portion of the principal amounts bear interest at the Commercial Interest Reference Rate published by the Organization for Economic Co-operation and Development (“OECD”) applicable on the date of signing of the relevant loan agreements. The obligations under our credit facilities are secured by, among other types of security, first priority mortgages over the vessels owned by the respective borrower subsidiaries, first priority assignments of all insurances and earnings of the mortgaged vessels and guarantees by us.

During 2013, we drew down loans totaling $16.0 million and we repaid $123.4 million of our indebtedness. As of December 31, 2013, we had 14 outstanding credit facilities with a combined outstanding balance of $508.3 million. These debt facilities have maturity dates between 2014 and 2024. For a description of our debt facilities as of December 31, 2013, please see Note 8 to our financial statements included elsewhere in this annual report. During 2014, we are scheduled to repay approximately $35.2 million of our long-term debt outstanding as of December 31, 2013. During 2013, we entered into a new loan facility in the amount of $16.0 million for Zoe. In January 2014, we entered into a new credit facility of up to $13.0 million for Pedhoulas Commander, of which we have drawn down an amount of $4.9 million. For a description of this facility, please see Note 11 (d) (ii) to our financial statements included elsewhere in this annual report. In July 2013, we accepted a commitment letter from a bank for a credit facility for up to $50.0 million to finance part of the purchase price of Lake Despina (Hull 8126) and newbuild Hull 1660, and also for general corporate purposes. For a description of this facility, please see Note 11 (d) (i) to our financial statements included elsewhere in this annual report. In February 2014, we accepted a commitment letter from a bank for a loan facility for up to $51.0 million to finance part of the purchase price of Kypros Land (Hull 1659) and Hull 821, and to refinance existing indebtedness and also for general corporate purposes. For a description of this facility, please see Note 22 (d) to our financial statements included elsewhere in this annual report.

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
60

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

In addition, under guarantees we have entered into with respect to certain of our subsidiaries’ existing credit facilities, we are subject to financial covenants. Depending on the guarantee, these financial covenants include the following:

•	our total consolidated liabilities with the relevant bank divided by our total consolidated assets must not exceed 80% or 85% as the case may be (“Consolidated Leverage Covenant”). The total consolidated assets are based on the market value of our vessels and the book values of all other assets, on an adjusted basis as set out in the relevant guarantee;

•	the ratio of our aggregate debt to EBITDA must not at any time exceed 5.5:1 on a trailing 12 months’ basis or the ratio of our aggregate debt after deducting cash to EBITDA must not at any time exceed 6.5:1 or 8.5:1 on a trailing 12 months’ basis (“EBITDA Covenant”). EBITDA is not a recognized measurement under US GAAP and represents net income before net interest expense, income tax expense, depreciation and amortization;
61

•	our net consolidated worth (total consolidated assets less total consolidated liabilities) (“Consolidated Net Worth Covenant”) must not at any time be less than $150.0 million;

•	payment of dividends is subject to no event of default having occurred;

•	maintenance of minimum free liquidity of $500,000 is required on deposit; and

•	a minimum of 51% of the Company’s shares shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities.

As of December 31, 2013, the Company was in compliance with all debt covenants with respect to its loan and credit facilities.

Interest Rate Swaps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to economically hedge our exposure to fluctuations in prevailing market interest rates. For more information on our interest rate swap agreements, refer to Note 14 to our financial statements included elsewhere in this annual report.

C.	Research and Development, Patents and Licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they are incurred.

D.	Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for drybulk vessel services. After reaching historical highs in mid-2008, charter hire rates for Panamax and Capesize drybulk vessels reached near historically low levels. For example, the Baltic Drybulk Index, or “BDI,” declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94% within a single calendar year. On January 2, 2013, the BDI reached a low of 698 and a high of 2,337 on December 12, 2013. As of February 25, 2014, the BDI was 1,197.

The decline and volatility in charter rates in the drybulk market reflects in part the fact that the supply of drybulk vessels in the market has been increasing. Demand for drybulk vessel services is influenced by global financial conditions. Global financial conditions remain volatile and demand for drybulk services may decrease in the future.

In response to the volatile market conditions, we seek to strengthen our charter coverage. Currently, 12 of our 30 vessels are employed or scheduled to be employed in period time charters of more than three months. Additionally, we believe we have structured our capital expenditure requirements, debt commitments and liquidity resources is a way that will provide us with financial flexibility (see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” for more information).

E.	Off-Balance Sheet Arrangements

As of December 31, 2013, we did not have any off-balance sheet arrangements.

62

F.	Contractual Obligations

Our contractual obligations as of December 31, 2013 were:

	Total	Less than 1 year (2014)	1-3 years (2015-2016)	3-5 years (2017-2018)	More than 5 years (After January 1, 2019)
	(Dollars in thousands)
Long-term debt obligations	$508,295	$35,185	$112,979	$156,193	$203,938
Interest payments (1)	$47,585	$12,140	$18,095	$11,515	$5,835
Payments to our Manager (2)	$18,674	$11,003	$7,671	—	—
Newbuild contracts	$252,406	$110,016	$142,390	—	—
Total	$826,960	$168,344	$281,135	$167,708	$209,773

1.	Amounts shown reflect estimated interest payments we expect to make with respect to our long-term debt obligations and interest rate swaps. The interest payments reflect an assumed LIBOR-based applicable interest rate of 0.3480% (the six-month LIBOR rate as of December 31, 2013), plus the relevant margin of the applicable credit facility and the estimated net settlement of our interest rate swaps. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources—Interest Rate Swaps.”

2.	Represents the fixed fee of $700 per vessel per day and the variable fee of 1.25% of estimated charter hire based on charter agreements in place as of December 31, 2013, based on the management fees effective as of May 29, 2013. In addition, it includes amounts payable to our Manager under the Management Agreement in respect of the acquisition fees for each of the ten newbuilds vessels and the supervision fees for each of the ten newbuild vessels, which are described elsewhere herein. The levels of the above mentioned fees are subject to adjustment every year and will be agreed upon between us and our Manager. The fees shown in the table above do not take into account any potential future changes to the fees. Pursuant to the terms of the Management Agreement, the Manager provides executive officers at no cost. To the extent that the manager does not provide executive officers, but instead we employ executive officers directly, the management fee is reduced by an amount equal to the aggregate cost of compensation and benefits and other incidental costs borne as a result of employing the executive officers directly. The fees shown in the table above do not take into account any such reductions.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth, as of February 25, 2014, information regarding our directors and executive officers.

Name	Age	Position
Polys Hajioannou	47	Chief Executive Officer, Chairman of the Board and Class I Director
Dr. Loukas Barmparis	51	President, Secretary and Class II Director
Konstantinos Adamopoulos	51	Chief Financial Officer and Class III Director
Ioannis Foteinos	55	Chief Operating Officer and Class I Director
John Gaffney	53	Class II Director
Frank Sica	63	Class III Director
Ole Wikborg	58	Class I Director

Certain biographical information about each of these individuals is set forth below. The term of our Class I directors expires in 2015, the term of our Class II directors expires in 2016 and the term of our Class III directors expires in 2014.

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

63

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

Ole Wikborg has been a member of our board of directors and of our audit committee and corporate governance, nominating and compensation committee since 2008. Mr. Wikborg has been involved in the marine and shipping industry in various capacities for over 30 years. Since 2002, Mr. Wikborg has served as a director, senior underwriter and member of the management team of the Norwegian Hull Club, based in Oslo, Norway. From 2002 to 2006, Mr. Wikborg also served as a member and chairman of the Ocean Hull Committee of the International Union of Marine Insurance (“IUMI”). Since 2006, he has served as Vice President and a member of the Executive Board of the IUMI and in 2010, he was elected as

64

President of IUMI. Since 1997, Mr. Wikborg has served as a board member of the Central Union of Marine Insurers, based in Oslo, and was that organization’s Chairman from 2009 to 2013. From 1997 until 2002, Mr. Wikborg served as the senior vice president and manager of the marine and energy division of the Zurich Protector Insurance Company ASA. Prior to his carrier in marine insurance, Mr. Wikborg served in the Royal Norwegian Navy, attaining the rank of Lieutenant Commander.

John Gaffney has been a member of our board of directors and of our audit committee, and a member and chairman of our corporate governance, nominating and compensation committee, since October 2011. Mr. Gaffney joined the law firm of Gibson, Dunn & Crutcher LLP as a partner in November 2011. From January 2010 through September 2011, Mr. Gaffney was a Senior Vice President of Corporate Affairs and General Counsel of Solyndra, Inc., where he led Solyndra’s corporate affairs and legal activities. From January 2008 through December 2009, Mr. Gaffney was an Executive Vice President at First Solar, where he led First Solar’s corporate development, government affairs, legal and sustainable development activities. Prior to joining First Solar, Mr. Gaffney practiced law at the firm of Cravath, Swaine & Moore LLP, where he was a partner from 1993 to 2008. Mr. Gaffney is a graduate of The George Washington University, where he received a B.A degree, and New York University, where he received his J.D. and M.B.A. degrees.

B.	Compensation of Directors and Senior Management

Our Manager, pursuant to the terms of management agreement, has historically provided to us our executive officers at no cost. For the year ended December 31, 2013, certain executive officers and senior management were employed directly by us, in which case the management fee payable by us to the Manager is reduced by an amount equal to the aggregate costs of compensation and benefits and other incidental costs borne by us as a result of such employment. The aggregate costs of compensation and benefits and other incidental costs of executive officers and senior management employed directly by the Company for the year ended December 31 2013, was $0.9 million. For a discussion of the fees payable to our Manager, refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreement”. Also, we do not have any service contracts with any of our non-executive directors that provide for benefits upon termination of their services.

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

As of December 31, 2013, we had seven members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that

65

purpose or at any regular meeting of the board of directors. None of our directors is a party to service contracts with us providing for benefits upon termination of employment. Information regarding the period which each director served and the date of expiration of each director’s current term is available in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

During the fiscal year ended December 31, 2013, the full board of directors held four meetings. Each director attended all of the meetings of committees of which the director was a member in person or electronically. Our board of directors has determined that each of Messrs. Sica, Gaffney and Wikborg are independent within the current meanings of independence employed by the corporate governance rules of the New York Stock Exchange and the SEC. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the chairman of the audit committee, Mr. Frank Sica, or to the chairman of the corporate governance, nominating and compensation committee, Mr. John Gaffney, may do so by writing to our Secretary, Dr. Loukas Barmparis, Safe Bulkers, Inc., 30-32 Avenue Karamanli, 16673, Voula, Athens, Greece.

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

Committees of the Board of Directors

Audit committee

Our audit committee consists of Ole Wikborg, John Gaffney and Frank Sica, as chairman. Our board of directors has determined that Frank Sica qualifies as an audit committee “financial expert,” as such term is defined in Regulation S-K promulgated by the SEC. The audit committee is responsible for:

•	the appointment, compensation, retention and oversight of independent auditors and approving any non-audit services performed by such auditor;

•	assisting the board in monitoring the integrity of our financial statements, the independent auditors’
66

•	qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements;

•	annually reviewing an independent auditors’ report describing the auditing firm’s internal quality-control procedures, and any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm;

•	discussing the annual audited financial and quarterly statements with management and the independent auditors;

•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	discussing policies with respect to risk assessment and risk management;

•	meeting separately, and periodically, with management, internal auditors and the independent auditor;

•	reviewing with the independent auditor any audit problems or difficulties and management’s responses;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	annually reviewing the adequacy of the audit committee’s written charter, the internal audit charter, the scope of the annual internal audit plan and the results of internal audits;

•	reporting regularly to the full board of directors; and

•	handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time.

Our corporate governance, nominating and compensation committee consists of Ole Wikborg, Frank Sica and John Gaffney, as chairman. The corporate governance, nominating and compensation committee is responsible for:

•	nominating candidates, consistent with criteria approved by the full board of directors, for the approval of the full board of directors to fill board vacancies as and when they arise, as well as putting in place plans for succession, in particular, of the chairman of the board of directors and executive officers;

•	selecting, or recommending that the full board of directors select, the director nominees for the next annual meeting of shareholders;

•	developing and recommending to the full board of directors corporate governance guidelines applicable to us and keeping such guidelines under review;

•	overseeing the evaluation of the board and management; and

•	handling such other matters that are specifically delegated to the corporate governance, nominating and compensation committee by the board of directors from time to time.
67

D.	Employees

We directly employ our president, Dr. Loukas Barmparis, our chief financial officer, Konstantinos Adamopoulos, our chief operating officer, Ioannis Foteinos, our internal auditor and an employee who serves as our legal representative at our representation office in Greece. As of December 31, 2013, approximately 566 people served on board the vessels in our fleet, and our Manager employed approximately 54 people on shore.

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

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock and Series B Preferred Shares as of February 25, 2014 held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 25, 2014 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership for each stockholder is based on 83,439,515 shares of common stock outstanding as of February 25, 2014. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

68

Identity of Person or Group	Number of Shares of Common Stock Owned	Percentage of Common Stock	Number of Shares of Series B Preferred Shares		Percentage of Series B Preferred Shares
5% Beneficial Owners:
Vorini Holdings Inc.(1)	19,426,015	23.28%	—		—
Bellapais Maritime Inc.(2)	5,000,000	5.99%	—		—
Kyperounta Maritime Inc.(2)	5,000,000	5.99%	—		—
Lefkoniko Maritime Inc.(2)	5,000,000	5.99%	—		—
Akamas Maritime Inc.(2)	5,000,000	5.99%	—		—
Chalkoessa Maritime Inc.(2)	5,000,000	5.99%	400,000		25.00%
Nicolaos Hadjioannou(4)	22,426,015	26.88%	—		—
Officers and Directors:
Polys Hajioannou(3)	44,426,015	53.24%	400,000		25.00%
Dr. Loukas Barmparis	—	—	*		*
Konstantinos Adamopoulos	—	—	*		*
Ioannis Foteinos	—	—	—		—
Frank Sica	67,572	*	*	(5)	*
Ole Wikborg	18,718	*	—		—
John Gaffney	18,718	*	20,000		1.25%
All executive officers and directors as a group (7 persons)	44,531,023	53.37%	448,000		28.00%

*	Less than 1%

(1)	Controlled by Polys Hajioannou and his family.

(2)	Controlled by Polys Hajioannou.

(3)	By virtue of shares owned indirectly through Vorini Holdings, Inc., Bellapais Maritime Inc., Kyperounta Maritime Inc., Lefkoniko Maritime Inc., Akamas Maritime Inc. and Chalkoessa Maritime Inc.

(4)	By virtue of shares owned indirectly through Vorini Holdings, Inc. and other entities he controls.

(5)	Held in a trust controlled by Frank Sica for the benefit of his family members.

In June 2008, we completed a registered public offering of our shares of common stock in which the selling stockholder was Vorini Holdings Inc., and our common stock began trading on the New York Stock Exchange. Our major stockholders have the same voting rights as our other stockholders. As of February 25, 2014, we had 11 stockholders of record,three of these stockholders of record were located in the United States and held an aggregate 36,920,707 shares of common stock, representing approximately 44.2% of our outstanding shares of common stock. However, one of the United States stockholders of record is Cede & Co., a nominee of The Depository Trust Company, which holds 36,883,271 shares of our common stock. Accordingly, we believe that the shares held by Cede & Co. include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control. We are not aware of any significant changes in the percentage ownership held by any major stockholders since our initial public offering.

The Hajioannou family owns approximately 56.84% of our outstanding common stock. They are able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. Shares of our common stock held by the Hajioannou family do not have different or unique voting rights.

69

B.	Related Party Transactions

Management Affiliations

Our chief executive officer, Polys Hajioannou controls our Manager and other companies which lease office space to us. Our Manager, along with its predecessor, has provided services to our vessels since 1965 and continues to provide technical, administrative, commercial and certain other services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management, including chartering our vessels, pursuant to our Management Agreement described below.

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

70

subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business.

Reporting Structure

Our Manager reports to us and to our board of directors through our executive officers.

Compensation of Our Manager

Under our Management Agreement, in return for providing technical, commercial and administrative services, our Manager receives a fixed fee of $700 per vessel for vessels in our fleet, prorated for the number of calendar days that we own or charter-in each vessel and $250 per vessel per day, for bareboat charters. Such fee is subject to reduction for any compensation and benefits paid by us. Our Manager also receives a variable fee of 1.25% on all gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in our fleet. Further, our Manager receives an acquisition fee of 1.0% based on the contract price of any vessel bought and a sales fee of 1.0% based on the contract price of any vessel sold by it on our behalf, including each of our contracted newbuilds. We also pay our Manager a supervision fee of $550,000 per newbuild, of which 50% is payable upon the signing of the relevant supervision agreement, and 50% upon successful completion of the sea trials of each newbuild, for the on-premises supervision of all newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise. The management fees were constant for the 2 year initial period of the Management Agreement, which ended on May 28, 2010. On May 29, 2010, pursuant to an agreement between us and our Manager, the variable fee on gross freight, charter hire, ballast bonus and demurrage was adjusted to 1.25% from 1.0%. On May 29, 2011, the fixed fee per vessel was adjusted to $700 from $575 per day, and the supervision fee per newbuild was adjusted to $550,000 from $375,000, while all other management fees remained constant. Since then all management fees have remained constant. Pursuant to the terms of management agreement, the Manager provides to us executive officers at no cost. To the extent that the Manager does not provide executive officers to us but instead such executive officers are employed by us directly, the management fee payable by us to the Manager shall be reduced by an amount equal to the aggregate costs of compensation and benefits and other incidental costs borne by us as a result of such employment.

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
71

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

Term and Termination Rights

Subject to the termination rights described below, the initial term of our Management Agreement expired on May 28, 2010. Since then our Management Agreement has been automatically renewed for four one-year periods, expiring May 28, 2014. Upon expiration of the renewal term, our Management Agreement automatically renews for one-year periods until May 28, 2018, at which point the agreement will expire. In addition to the termination provisions outlined below, we are able to terminate our Management Agreement at any point after the initial term upon 12 months’ notice to our Manager. Such notice of termination has not been provided to our Manager by us.

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
72

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

Non-Competition

Our Manager has agreed that, during the term of our Management Agreement and for one year after its termination, our Manager will not provide any management services to, or with respect to, any drybulk vessels, other than in the following circumstances:

(a)	pursuant to its involvement with us; or

(b)	with respect to drybulk vessels that are owned or operated by companies affiliated with our chief executive officer, his children or Nicolaos Hadjioannou, subject in each case to compliance with, or waivers of, the restrictive covenant agreements entered into between us and companies affiliated with our chief executive officer or Nicolaos Hadjioannou.

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

(d)	with respect to the direct or indirect ownership, operation or financing by our chief executive officer of a maximum of four drybulk vessels on the water at any one time and with respect to contracts with shipyards for newbuild drybulk vessels, as part of his estate planning for the benefit of one or more of his children, provided that (i) such drybulk vessels or newbuilding contracts have been first offered to us and refused by the majority of our independent directors and (ii) such vessels have been acquired on pricing terms and conditions that are not more favorable than those offered to us; and

(e)	pursuant to their passive ownership of up to 9.99% of the outstanding voting securities of any publicly traded company that is engaged in the drybulk vessel business.

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

Registration Rights Agreement

In connection with the closing of our initial public offering, we entered into a registration rights agreement with Vorini Holdings Inc., one of our principal stockholders, pursuant to which we have granted it and certain of its transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our common stock held by those persons. Under the registration rights agreement, Vorini Holdings Inc. and certain of its transferees have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, those persons have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. Vorini Holdings Inc. currently owns 19,426,015 shares entitled to these registration rights.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” below.

Legal Proceedings

We are involved in an ongoing arbitration dispute in London, England, with the Shipyard. We had entered into an agreement with the Shipyard for the construction, sale and delivery by the Shipyard to us of one 180,000 DWT Capesize class newbuild vessel (Hull No. J0131) in exchange for USD $53 million. In December 2012, after having paid $31.8 million in advances during construction, we exercised our termination right under the agreement due to the Shipyard’s excessive construction delays and delivered demands to each of the Shipyard and the refund guarantor, The Export Import Bank of China (a bank rated Aa3 by Moody’s Investor Services), pursuant to the agreement and the refund guarantees, respectively, for a refund of the full amount of advances paid, with interest. In response, in January 2013, the Company received a notice of arbitration, and arbitration proceedings with the Shipyard were initiated in London, England. The Shipyard alleged that the Company’s termination constituted a breach of the agreement and argued that the Company was not entitled to a refund of the advances paid or interest. In September, 2013 a hearing was held in London with respect to certain preliminary issues related to the case. In January 2014, an appealable arbitration award in favor of the Company was issued, which provided that the Company had lawfully cancelled the shipbuilding contract and ordered the Shipyard to refund to the Company the full amount of the advances paid, with interest. In February 2014, the Company served to the relevant refund guarantor, the arbitration award. The appeal period for the award lapsed on or about February 24, 2014. The Company is and will continue vigorously pursuing the refund under the arbitration award.

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

Dividend Policy

We paid our first quarterly dividend as a public company of $0.1461 per share in August 2008 and subsequent dividends of $0.475 per share in November 2008, $0.15 per share in February 2009, May 2009, August 2009, November 2009, February 2010, May 2010, August 2010, November 2010, February 2011, May 2011, August 2011, November 2011, February 2012, May 2012 and August 2012, and $0.05 per share in November 2012. During 2013, we paid an aggregate amount of $16.5 million over three consecutive quarterly dividends, each in the amount of $0.05 per share of common stock, followed by one consecutive quarterly dividend in the amount of $0.06 per share of common stock. Also during 2013, we paid an aggregate amount of $1.2 million with respect to two consecutive quarterly dividends of $0.26111 and $0.51111 per Series B Preferred Share.

We currently intend to use a portion of our free cash to pay dividends to our shareholders. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (a) our earnings, financial condition and cash requirements and available sources of liquidity, (b) decisions in relation to our growth strategies, (c) provisions of Marshall Islands and Liberian law governing the payment of dividends, (d) restrictive covenants in our existing and future debt instruments and (e) global financial conditions. Dividends might be reduced or not be paid by us. Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves, as well as additional factors unrelated to our profitability. In addition, cash dividends on our common stock are subject to the priority of dividends on our 1,600,000 outstanding shares of Series B Preferred Shares issued in June 2013. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments. See “Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Industry and Our Business” for a discussion of the risks related to our ability to pay dividends.

B.	Significant Changes

No significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING

Trading on the New York Stock Exchange

Since our initial public offering in the United States on May 29, 2008, our common stock has been listed on the New York Stock Exchange under the symbol “SB.” Since June 18, 2013 our Series B Preferred Shares have been listed on the New York Stock Exchange under the symbol “SB PR B.” The following table shows the high and low sales prices for our common stock during the indicated periods.

	Price Range
	High	Low
2009	$9.64	$2.71
2010	9.18	6.50
2011	9.78	5.28
2012	7.73	3.12
2013	10.95	3.40
First Quarter 2012	7.73	6.07
Second Quarter 2012	7.00	5.96
Third Quarter 2012	6.66	5.76
Fourth Quarter 2012	5.96	3.12
First Quarter 2013	5.19	3.40
Second Quarter 2013	5.75	4.59
Third Quarter 2013	7.65	4.78
Fourth Quarter 2013	10.95	6.21
August 2013	6.95	4.78
September 2013	7.65	6.48
October 2013	7.78	6.21
November 2013	9.00	7.20
December 2013	10.95	7.41
January 2014	11.25	8.65
February 2014(1)	11.10	8.70

(1)	For the period through February 25, 2014.

The following table shows the high and low sales prices for our Series B Preferred Shares during the indicated periods.

	Price Range
	High	Low
Second Quarter (1)	$25.00	$24.27
Third Quarter 2013	27.78	24.29
Fourth Quarter 2013	25.91	24.84
August 2013	25.25	24.29
September 2013	25.25	24.75
October 2013	25.40	24.84
November 2013	25.91	25.00
December 2013	25.91	25.03
January 2014	26.40	25.16
February 2014(2)	25.89	25.01

(1)	For the period from June 18, 2013, the date on which our Series B Preferred Shares began trading on the New York Stock Exchange, until the end of the period.

(2)	For the period through February 25, 2014.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Under our articles of incorporation, our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, of which, as of December 31, 2013 and February 25, 2014,

83,436,484 and 83,439,515 shares were issued and outstanding, respectively, and 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of December 31, 2013 and February 25, 2014, 1,600,000 shares of Series B Cumulative Redeemable Perpetual Preferred Shares were issued and outstanding. Of this blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan.” All of our shares of stock are in registered form.

Please see Note 10 to our financial statements included elsewhere in this annual report for a discussion of the history of our share capital.

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

Preferred Stock

Our articles of incorporation authorize our board of directors, without any further vote or action by our stockholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan,” and 1,600,000 have been designated as 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares and to determine, with respect to any series of preferred stock established by our board of directors, the terms and rights of that series, including:

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

One of our principal stockholders, Vorini Holdings Inc., and its affiliates are excluded from the definition of “acquiring person” for purposes of the rights, and therefore their ownership or future share acquisitions cannot trigger the rights. Specified “inadvertent” owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common stock by us, will not become acquiring persons as a result of those transactions.

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

Blank check preferred stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described above under “—Stockholder Rights Plan” and 1,600,000 have been designated Series B Cumulative Redeemable Perpetual Preferred Shares. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

United States Federal Income Tax Considerations

The following discussion of United States federal income tax matters is based on the Internal Revenue Code of 1986, as amended (the “Code”), judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury as of the date hereof, all of which are subject to change, possibly with retroactive effect. This discussion does not address any United States state or local taxes, any United States federal tax other than federal income tax or the tax on net investment income imposed by Section 1411 of the Code. This discussion does not purport to address the tax consequences of owning our stock to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, United States expatriates, persons holding our stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons liable for alternative minimum tax, pass-through entities and investors therein, persons who own, actually or under applicable constructive ownership rules, 10% or more of our stock, traders or dealers in securities or currencies and United States holders whose functional currency is not the United States dollar) may be subject to special rules. This discussion only addresses holders that hold the stock as a capital asset. This discussion is based upon our beliefs and expectations concerning our past, current and anticipated activities, income and assets and those of our subsidiaries, the direct, indirect and constructive ownership of our stock and the trading and quotation of our stock. Should any such beliefs or expectations prove to be incorrect, the conclusions described herein could be adversely affected. You are encouraged to consult your own tax advisors concerning the overall tax consequences of the ownership of our stock arising in your own particular situation under United States federal, state, local or foreign law.

If a partnership holds our stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners in a partnership holding our stock are encouraged to consult their tax advisors.

Taxation of Our Shipping Income

For purposes of the following discussion, “shipping income” means income that is derived by a non-United States corporation from:

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

United States Federal Income Taxation of United States Holders

You are a “United States holder” if you are a beneficial owner of our stock and you are a United States citizen or resident, a United States corporation (or other United States entity taxable as a corporation), an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of that trust.

Distributions on Our Stock

Subject to the discussion of PFICs below, any distributions with respect to our stock that you receive from us, other than distributions in liquidation and distributions in redemption of our stock that are treated as exchanges, will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described below, to the extent of our current or accumulated earnings and profits (as determined under United States tax principles). Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of your tax basis in our stock (on a dollar-for-dollar basis) and thereafter as capital gain. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes.

Because we are not a United States corporation, if you are a United States corporation (or a United States entity taxable as a corporation), you will not be entitled to claim a dividends-received deduction with respect to any distributions you receive from us.

Dividends paid with respect to our stock will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

If you are an individual, trust or estate, dividends you receive from us should be treated as “qualified dividend income” taxed at preferential rates, provided that:

(a)	the common stock or Series B Preferred Shares on which the dividends are paid are readily tradable on an established securities market in the United States (such as the NYSE);

(b)	we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under “—PFIC Status”);

(c)	you own our stock for more than (x) in the cases where the dividends on the Series B Preferred Shares are attributable to a period or periods aggregating in excess of 366 days, 90 days in the 181-day period beginning 90 days before the date on which the Series B Preferred Shares become ex-dividend or (y) in all other cases, 60 days in the 121-day period beginning 60 days before the date on which the stock becomes ex-dividend;

(d)	you are not under an obligation to make related payments with respect to positions in substantially similar or related property; and

(e)	certain other conditions are met.

Special rules may apply to any “extraordinary dividend.” Generally, an extraordinary dividend is: (1) a dividend in an amount that is equal to (or in excess of) (x) 10%, in the case of common stock, or (y) 5%, in the case of the Series B Preferred Shares, of your adjusted tax basis in (or the fair market value of, in certain circumstances) a share of our stock or (2) dividends received within a one year period that, in the aggregate, equal or exceed 20% of your adjusted tax basis in (or fair market value of in certain circumstances) a share of our stock. If we pay an “extraordinary dividend” on our stock that is treated as “qualified dividend income” and if you are an individual, estate or trust, then any loss you derive from a subsequent sale or exchange of such stock will be treated as long-term capital loss to the extent of such dividend.

There is no assurance that dividends you receive from us will be eligible for preferential rates. Dividends you receive from us that are not eligible for any preferential rate will be taxed at the ordinary income rates.

Sale, Exchange or Other Disposition of Stock

Provided that we are not a PFIC for any taxable year and except as provided in the discussion under “Redemption of Stock”, you generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our stock, in an amount equal to the difference between the amount realized by you from such sale, exchange or other disposition and your tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if your holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Your ability to deduct capital losses against ordinary income is subject to limitations.

Redemption of Stock

In the case of a redemption of stock (including a disposition of stock to us or persons related to us), unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code for treating the redemption as a sale or exchange, the redemption will be treated under Section 302 of the Code as a distribution. If the redemption is treated as a sale or exchange of the United States holder’s stock, the United States holder’s treatment will be as discussed above in “—Sale, Exchange or Other Disposition of Stock.” The redemption will be treated as a sale or exchange only if it (i) is “substantially disproportionate,” (ii) constitutes a “complete termination of the holder’s stock interest” in us or (iii) is not “essentially equivalent to a dividend,” each within the meaning of Section 302(b). In determining whether any of the alternative tests of Section 302(b) is met, shares of our capital stock actually owned, as well as shares considered to be owned by the United States holder by reason of certain constructive ownership rules, must be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) is satisfied with respect to a particular holder of the stock will depend on that holder’s particular facts and circumstances as of the time the determination is made, United States holders should consult their own tax advisors to determine their tax treatment of a redemption of stock in light of their own particular investment circumstances.

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

Because we have chartered all our vessels to unrelated charterers on the basis of period time and spot time charter contracts (and not on the basis of bareboat charters) and because we expect to continue to do so, we believe that currently we should not be treated as being and should not become a PFIC. We believe it is more likely than not that our gross income derived from our time charter activities constitutes active service income (as opposed to passive rental income) and, as a result, our vessels constitute active assets (as opposed to passive assets) for purposes of determining whether we are a PFIC. We believe there is legal authority supporting this position, consisting of case law and United States Internal Revenue Service (“IRS”) pronouncements concerning the characterization of income derived from time charters as service income for other tax purposes. However, there is no legal authority specifically relating to the statutory provisions governing PFICs or relating to circumstances substantially similar to ours. Moreover, a recent case by the United States Court of Appeals for the Fifth Circuit held that, contrary to the position of the IRS in that case, and for purposes of a different set of rules under the Code, income received under a time charter of vessels should be treated as rental income rather than services income. If the reasoning of the Fifth Circuit case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time chartering activities would be treated as rental income, and we would probably be a PFIC.

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

As discussed below, if we were to be treated as a PFIC for any taxable year, you generally would be subject to one of three different United States income tax regimes, depending on whether or not you make certain elections. Additionally, you would be required to file annual information returns with the IRS.

Taxation of United States Holders That Make a Timely QEF Election

If we were treated as a PFIC, and if you make a timely election to treat us as a “Qualified Electing Fund” for United States tax purposes (a “QEF Election”), you would be required to report each year your allocable share of our ordinary earnings and our net capital gain for our taxable year that ends with or within your taxable year, regardless of whether we make any distributions to you. Such income inclusions would not be eligible for the preferential tax rates applicable to “qualified dividend income.” Your adjusted tax basis in our stock would be increased to reflect such taxed but undistributed earnings and profits. Distributions of earnings and profits that had previously been taxed would result in a corresponding reduction in your adjusted tax basis in our stock and would not be taxed again once distributed. You would generally recognize capital gain or loss on the sale, exchange or other disposition of our stock. Even if you make a QEF Election for one of our taxable years, if we were a PFIC for a prior taxable year during which you held our stock and for which you did not make a timely QEF Election, you would also be subject to the more adverse rules described below under “—Taxation of United States Holders That Make No Election.”

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

Taxation of United States Holders That Make a Timely “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we expect, our stock is treated as “marketable stock,” you would be allowed to make a “mark-to-market” election with respect to our stock, provided that you complete and file IRS Form 8621 in accordance with the relevant instructions. If that election is made, you generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our stock at the end of the taxable year over your adjusted tax basis in our stock. You also would be permitted an ordinary loss in respect of the excess, if any, of your adjusted tax basis in our stock over its fair market value at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). Your tax basis in our stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by you.

Taxation of United States Holders That Make No Election

Finally, if we were treated as a PFIC for any taxable year and if you did not make either a QEF Election or a “mark-to-market” election for that year, you would be subject to special rules with respect to (a) any excess distribution (that is, the portion of any distributions received by you on our stock in a taxable year in excess of 125% of the average annual distributions received by you in the three preceding taxable years, or, if shorter, your holding period for our stock) and (b) any gain realized on the sale, exchange or other disposition of our stock. Under these special rules:

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

If an individual dies while owning our stock, the individual’s successor generally would not receive a step-up in tax basis with respect to such stock for United States tax purposes.

United States Federal Income Taxation of Non-United States Holders

You are a “non-United States holder” if you are a beneficial owner of our stock (other than a partnership for United States tax purposes) and you are not a United States holder.

Distributions on Our Stock

You generally will not be subject to United States income or withholding taxes on dividends you receive from us with respect to our stock, unless that income is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to those dividends, that income generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States.

Sale, Exchange or Other Disposition of Our Stock

You generally will not be subject to United States income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our stock, unless:

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

If you are engaged in a United States trade or business for United States tax purposes, you will be subject to United States tax with respect to your income from our stock (including dividends and the gain from the sale, exchange or other disposition of the stock) that is effectively connected with the conduct of that trade or business in the same manner as if you were a United States holder. In addition, if you are a corporate non-United States holder, your earnings and profits that are attributable to the effectively connected income (subject to certain adjustments) may be subject to an additional United States branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

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

Under legislation enacted in 2010, United States holders who are individuals generally will be required to report certain information with respect to an interest in our stock, including our name, address and such information as is necessary to identify the class or issue of which the shares of stock are a part. These requirements are subject to exceptions, including an exception for shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) held by the United States holder (and, as applicable, by his or her spouse) does not exceed a specified minimum amount.

If you are a non-United States holder, you may be required to establish your exemption from information reporting and backup withholding by certifying your status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable. If you sell our stock to or through a United States office or broker, the payment of the sales proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-United States person, under penalties of perjury, or you otherwise establish an exemption. If you sell our stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements (but not backup withholding) will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell our stock through a non-United States office of a broker that is a United States person or has certain other connections with the United States.

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

A.	Quantitative Information About Market Risk

Interest Rate Risk

We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding, which is based on U.S. dollar LIBOR plus, in the case of each credit facility, a specified margin. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we use derivative financial instruments. We had entered into 15 interest rate swap agreements as of December 31, 2013, compared to 17 interest rate swap agreements as of December 31, 2012, in order to manage future interest costs and the risk associated with changing interest rates.

The total notional principal amount of these swaps as of December 31, 2013 was $382.2 million. The swaps have specified rates and durations. Refer to the table in Note 14 of our financial statements included elsewhere in this annual report which summarizes the interest rate swaps in place as of December 31, 2013 and December 31, 2012. Under our interest rate swap transactions, the bank effects quarterly or semiannual floating-rate payments to us for the relevant amount based either on the three- or six-month U.S. dollar LIBOR and we make quarterly or semiannual payments to the bank on the relevant amount at the respective fixed rates.

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

Through these swap transactions, we effectively hedged the interest rate exposure of 86.6% of our loans outstanding as of December 31, 2013, which bear interest at LIBOR.

The following table sets forth the sensitivity of our existing loans as of December 31, 2013 as to a 100 basis point increase in LIBOR taking into account our interest rate swap agreements that are currently in place, during the next five years, and reflects the additional interest expense.

Year	Amount
2014	$1.0 million
2015	$1.6 million
2016	$1.7 million
2017	$1.7 million
2018	$1.6 million

Foreign Currency Exchange Risk

We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2013 we incurred approximately 32.28% of our vessel operating expenses in currencies other than the U.S. dollar. As of December 31, 2013, approximately 30.84% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar and were subject to exchange rate risk, as their value fluctuates with changes in exchange rates.

A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2013, would have increased our vessel operating expenses by approximately $1,354,380 and the fair value of our outstanding accounts payable by approximately $126,701

As of December 31, 2013 a portion of our remaining capital expenditures related to the agreements for the purchase of newbuilds was denominated in Japanese yen, equivalent to $1.9 million. A hypothetical 10% immediate adverse move in the Japanese yen exchange rate from the rate in effect as of December 31, 2013, would have increased our remaining capital expenditures by approximately $211,198. While, from time to time, we have in the past used financial derivatives in the form of foreign exchange forward agreements to mitigate the risk associated with exchange rate fluctuations, currently, no such instruments are in place, although we may enter into foreign exchange forward agreements in the future in relation to the remaining payments denominated in Japanese Yen for the newbuild vessels we have contracted to purchase.

There have been no material quantitative changes in market risk exposures between 2013 and 2012.

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

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2013. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include without limitations controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2013.

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

In making its assessment of our internal control over financial reporting as of December 31, 2013, management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission of 1992 (“COSO”).

Management concluded that, as of December 31, 2013, our internal control over financial reporting was effective. Deloitte Hadjipavlou, Sofianos & Cambanis S.A. (“Deloitte”), our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2013 which is reproduced in its entirety in Item 15(c) below.

C.	Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Safe Bulkers, Inc., Majuro, Republic of The Marshall Islands,

We have audited the internal control over financial reporting of Safe Bulkers, Inc., and its subsidiaries (the “Company”) as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated March 5, 2014 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
March 5, 2014

D.	Changes in Internal Control over Financial Reporting

During the period covered by this annual report, we have made no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16B	CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for all officers and employees of our company, which incorporates a Code of Ethics for directors and a Code of Conduct for corporate officers, a copy of which is posted on our website, and may be viewed at http://www.safebulkers.com/corp_ethics.htm. We will also provide a paper copy of this document free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Dr. Loukas Barmparis, Secretary, Safe Bulkers, Inc., 30-32 Avenue Karamanli, 16673, Voula, Athens, Greece. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2013.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees billed to the Company for the fiscal years ended December 31, 2013 and 2012 by the Company’s principal accounting firm, Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, Limited, by the category of service, were as follows:

	2012	2013
	(In Thousands)
Audit fees	$575	$464
Total fees	$575	$464

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

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
97

On June 10, 2009, the Company announced that Vorini Holdings Inc. authorized a program under which it may from time to time purchase shares of the Company’s common stock on the open market. The maximum number of shares of common stock that can be purchased annually under the program and any private placement is approximately 2% of the Company’s shares outstanding. The program is still in effect. No shares were purchased during 2012 and 2013 pursuant to the program. In December 2012, Vorini Holdings Inc. purchased 600,000 shares of the Company at a price of $3.00 per share in a block trade completed through a broker-dealer. As of February 25, 2014, the Company had 83,439,515 shares of common stock outstanding. Approximately 47,426,015 of those shares, or 56.84% of common stock outstanding, were held by the Company’s affiliates, according to information provided to the Company by such affiliates. The remaining 39,013,500 shares, or 43.16% of common stock outstanding, represented the public float.

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G	CORPORATE GOVERNANCE

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

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-25 included herein by reference.

ITEM 19.	EXHIBITS

Exhibit	Description

1.1	Amended and Restated Articles of Incorporation*

1.2	Articles of Amendment to Amended and Restated Articles of Incorporation**

1.3	Amended and Restated Bylaws*

2.1	Form of Registration Rights Agreement between Safe Bulkers, Inc. and Vorini Holdings Inc.*

2.2	Stockholder Rights Agreement*

2.3	Specimen Share Certificate*

4.1	Form of Management Agreement between Safety Management Overseas S.A. and Safe Bulkers, Inc.

4.2	Amendment No. 1 to Management Agreement between Safety Management Overseas S.A. and Safe Bulkers, Inc.

4.3	Amendment No. 2 to Management Agreement between Safety Management Overseas S.A. and Safe Bulkers, Inc.

4.4	Amendment No. 3 to Management Agreement between Safety Management Overseas S.A. and Safe Bulkers, Inc.

4.5	Form of Restrictive Covenant Agreement among Safe Bulkers, Inc., Polys Hajioannou, Vorini Holdings Inc., SafeFixing Corp and Machairiotissa Holdings Inc.

4.6	Amendment No. 1 to Restrictive Covenant Agreement among Safe Bulkers, Inc., Polys Hajioannou, Vorini Holdings Inc., SafeFixing Corp and Machairiotissa Holdings Inc.

4.7	Amendment No. 2 to Restrictive Covenant Agreement among Safe Bulkers, Inc., Polys Hajioannou, Vorini Holdings Inc., SafeFixing Corp and Machairiotissa Holdings Inc.

4.8	Form of Restrictive Covenant Agreement between Safe Bulkers, Inc. and Polys Hajioannou
99

4.9	Amendment No. 1 to Restrictive Covenant Agreement between Safe Bulkers, Inc. and Polys Hajioannou

8.1	List of Subsidiaries

12.1	Certification of principal executive officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended

12.2	Exchange Act of 1934, as amended

13.1	Certification of principal executive officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995) filed with the SEC and hereby incorporated by reference to such Registration Statement.

**	Previously filed as an exhibit to the Company’s Form 6-K filed with the SEC on October 8, 2009 and hereby incorporated by reference to such Form 6-K.
100

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

March 5, 2014

By

/s/ KONSTANTINOS ADAMOPOULOS

	Name:	Konstantinos Adamopoulos
	Title:	Chief Financial Officer and Director
101

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Safe Bulkers, Inc.
Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Safe Bulkers, Inc. and subsidiaries (the “Company”) as of December 31, 2012 and 2013, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Safe Bulkers, Inc. and subsidiaries as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

March 5, 2014

Athens, Greece

SAFE BULKERS, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2012 AND 2013
(In thousands of U.S. Dollars, except for share and per share data)

		December 31,
	Notes	2012	2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		102,724	64,671
Accounts receivable	4	37,047	36,372
Inventories		5,900	12,600
Accrued revenue	19	554	—
Restricted cash		22,800	6,750
Prepaid expenses and other current assets		2,804	2,792
Investment	9	—	50,000
Total current assets		171,829	173,185
FIXED ASSETS:
Vessels, net	5	810,001	855,200
Advances for vessel acquisition and vessels under construction	6	39,902	76,299
Total fixed assets		849,903	931,499
OTHER NON CURRENT ASSETS:
Deferred finance charges, net	7	6,467	5,347
Restricted cash		3,923	1,423
Derivative assets	14	—	762
Accrued revenue	19	92	—
Long-term investment	9	50,000	—
Total assets		1,082,214	1,112,216
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	8	19,199	35,185
Unearned revenue	19	18,205	13,106
Trade accounts payable		3,061	4,109
Accrued liabilities	15	6,364	3,865
Derivative liabilities	14	591	732
Due to Manager	3	73	307
Total current liabilities		47,493	57,304
Derivative liabilities	14	8,978	3,270
Long-term debt, net of current portion	8	596,468	473,110
Unearned revenue – Long-term	19	3,419	196
Total liabilities		656,358	533,880
COMMITMENTS AND CONTINGENCIES	11
SHAREHOLDERS’ EQUITY:
Shareholders’ equity:
Common stock, $0.001 par value; 200,000,000 authorized, 76,661,451 and 83,436,484 issued and outstanding at December 31, 2012 and 2013, respectively	10	77	83
Preferred stock, $0.01 par value; 20,000,000 authorized, none and 1,600,000 issued and outstanding at December 31, 2012 and 2013, respectively		—	16
Additional paid-in capital		150,269	237,212
Retained earnings		275,510	341,025
Total shareholders’ equity		425,856	578,336
Total liabilities and shareholders’ equity		1,082,214	1,112,216

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. Dollars, except for share and per share data)

		Year Ended December 31,
	Notes	2011	2012	2013
REVENUES:
Revenues	12	172,036	187,557	191,520
Commissions		(3,128)	(3,261)	(4,799)
Net revenues		168,908	184,296	186,721

EXPENSES:
Voyage expenses		(1,987)	(7,286)	(10,207)
Vessel operating expenses	13	(26,066)	(34,540)	(41,964)
Depreciation	5	(23,637)	(32,250)	(37,394)
General and administrative expenses
-Management fee to related party	3,18	(6,026)	(7,726)	(8,379)
-Public company expenses	18	(2,463)	(2,220)	(2,981)
Early redelivery income, net	16	207	11,677	7,050
Operating income		108,936	111,951	92,846

OTHER (EXPENSE)/INCOME:
Interest expense	8	(5,250)	(9,072)	(9,086)
Other finance costs		(1,055)	(1,268)	(1,032)
Interest income		1,046	1,122	1,008
(Loss)/gain on derivatives	14	(12,491)	(5,384)	813
Foreign currency loss		(799)	(3)	(40)
Amortization and write-off of deferred finance charges	7	(653)	(1,226)	(1,252)
Net income		89,734	96,120	83,257
Less Preferred dividend		—	—	1,787
Net income available to common shareholders		89,734	96,120	81,470

Earnings per share in U.S. Dollars, basic and diluted	21	1.29	1.27	1.05
Weighted average number of shares, basic and diluted		69,463,093	75,468,465	77,495,029

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC. CONSOLIDATED STATEMENTS
OF SHAREHOLDERS’ EQUITY FOR THE YEARS
ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. Dollars, except for per share data)

			Additional	Retained
	Common Stock	Preferred Stock	Paid in Capital	Earnings	Total
Balance as of January 1, 2011	66	—	75,166	168,901	244,133
Net income	—	—	—	89,734	89,734
Issuance of common stock	5	—	39,632	—	39,637
Share based compensation	—	—	120	—	120
Dividends ($0.60 per common share)	—	—	—	(41,782)	(41,782)
Balance as of December 31, 2011	71	—	114,918	216,853	331,842

Net income	—	—	—	96,120	96,120
Issuance of common stock	6	—	35,231	—	35,237
Share based compensation	—	—	120	—	120
Dividends ($0.50 per common share)	—	—	—	(37,463)	(37,463)
Balance as of December 31, 2012	77	—	150,269	275,510	425,856

Net income	—	—	—	83,257	83,257
Issuance of common stock	6	—	47,974	—	47,980
Issuance of preferred stock	—	16	38,849	—	38,865
Share based compensation	—	—	120	—	120
Dividends ($0.77222 per preferred share)	—	—	—	(1,235)	(1,235)
Dividends ($0.21 per common share)	—	—	—	(16,507)	(16,507)
Balance as of December 31, 2013	83	16	237,212	341,025	578,336

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(In thousands of U.S. Dollars)

	December 31,
	2011	2012	2013
Cash Flows from Operating Activities:
Net income	89,734	96,120	83,257
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	23,637	32,250	37,394
Amortization and write-off of deferred finance charges	653	1,226	1,252
Unrealized loss / (gain) on derivatives	263	(2,798)	(6,329)
Share based compensation	120	120	120
Change in:
Accounts receivable	(4,265)	303	675
Due from Manager	(24)	24	—
Inventories	(1,236)	(3,247)	(6,700)
Accrued revenue	—	(646)	646
Prepaid expenses and other current assets	(452)	(575)	12
Due to Manager	(449)	73	234
Trade accounts payable	(287)	1,878	950
Accrued liabilities	547	(255)	(2,595)
Unearned revenue	(1,052)	(19,408)	(8,322)
Net Cash Provided by Operating Activities	107,189	105,065	100,594

Cash Flows from Investing Activities:
Vessel acquisitions including advances for vessels under construction	(160,969)	(136,845)	(118,894)
Increase in restricted cash	—	(23,300)	(6,250)
Restricted cash released	—	2,000	24,800
Maturity of bank time deposits	35,080	—	—
Net Cash Used in Investing Activities	(125,889)	(158,145)	(100,344)

Cash Flows from Financing Activities:
Proceeds from long-term debt	84,000	312,630	16,000
Principal payments of long-term debt	(94,453)	(181,254)	(123,372)
Dividends paid	(41,782)	(37,463)	(17,742)
Payment of deferred financing costs	(5,916)	(1,467)	(132)
Proceeds on issuance of common stock (net)	39,637	35,237	48,078
Proceeds on issuance of preferred stock (net)	—	—	38,865
Net Cash (Used in)/Provided by Financing Activities	(18,514)	127,683	(38,303)

Net (decrease)/increase in cash and cash equivalents	(37,214)	74,603	(38,053)
Cash and cash equivalents at beginning of year	65,335	28,121	102,724
Cash and cash equivalents at end of year	28,121	102,724	64,671
Supplemental cash flow information:
Cash paid for interest (excluding capitalized interest):	5,050	8,534	9,263
Non cash Investing and Financing activities (represent advances and capitalized interest for newbuild Hull J0131 for 2012 and other minor non cash items for 2013):	—	32,412	194

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

Safe Bulkers, Inc. (“Safe Bulkers”) was formed on December 11, 2007, under the laws of the Republic of the Marshall Islands for the purpose of acquiring an ownership interest in 19 companies. Each of the 19 companies were under the common control of Polys Hajioannou and his family and owned or were scheduled to acquire a newbuild drybulk vessel. The shares of the 19 companies were contributed to Safe Bulkers by Vorini Holdings, Inc. (“Vorini Holdings”), a Marshall Islands corporation, controlled by Polys Hajioannou and his family. Safe Bulkers became the owner of 100% of each of the 19 companies, and Vorini Holdings became the sole shareholder of Safe Bulkers.

Safe Bulkers successfully completed its initial public offering on June 3, 2008 (the “IPO”). Safe Bulkers common stock trades on the New York Stock Exchange (“NYSE”) under the symbol “SB.” Following the IPO, Vorini Holdings became the controlling shareholder of Safe Bulkers.

On December 18, 2013, Bellapais Maritime Inc. (“Bellapais”) a Marshall Islands corporation, Kyperounta Maritime Inc. (“Kyperounta”) a British Virgin Islands corporation, Lefkoniko Maritime Inc. (“Lefkoniko”) a British Virgin Islands corporation, Akamas Maritime Inc. (“Akamas”) a Cayman Islands corporation, Chalkoessa Maritime Inc. (“Chalkoessa”) a Marshall Islands corporation, all wholly owned by Polys Hajioannou, and Kition Holdings Corp. (“Kition Holdings”) a British Virgin Islands corporation wholly owned by Nicolaos Hajioannou, Polys Hajioannou’s brother, entered into a stock transfer agreement with Vorini Holdings, through which shares of Safe Bulkers owned by Vorini Holdings were sold for no consideration to the above entities.

By virtue of shares owned indirectly through Vorini Holdings, Bellapais, Kyperounta, Lefkoniko, Akamas, Chalkoessa and Kition Holdings, Polys Hajioannou and his family continue to be the controlling shareholders of Safe Bulkers, and accordingly control the outcome of matters on which shareholders are entitled to vote, including the election of the entire board of directors and other significant corporate actions.

Since the IPO, Safe Bulkers successfully completed four additional public common stock offerings and one preferred stock offering.

As of December 31, 2013, Safe Bulkers held 40 wholly-owned companies (which are referred to herein as “Subsidiaries”) which together owned and operated a fleet of 28 drybulk vessels, and were scheduled to acquire an additional ten newbuild (the “Newbuilds”) vessels.

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

Subsidiary	Vessel Name	Type	Built
Maxeikosiepta Shipping Corporation (“Maxeikosiepta”)(1)	Paraskevi	Panamax	January 2003
Marindou Shipping Corporation (“Marindou”)(1)	Maria	Panamax	April 2003
Maxeikosiexi Shipping Corporation (“Maxeikosiexi”)(1)	Koulitsa	Panamax	April 2003
Avstes Shipping Corporation (“Avstes”)(1)	Vassos	Panamax	February 2004
Kerasies Shipping Corporation (“Kerasies”)(1)	Katerina	Panamax	May 2004
Marathassa Shipping Corporation (“Marathassa”)(1)	Maritsa	Panamax	January 2005
Maxeikositessera Shipping Corporation (“Maxeikositessera”)(1)	Efrossini	Panamax	February 2012
Glovertwo Shipping Corporation (“Glovertwo”)(3)	Zoe - (H 814)	Panamax	July 2013
Shikokutessera Shipping Inc. (“Shikokutessera”)(2)(3)	Kypros Land - (H 1659)	Panamax	January 2014
Pemer Shipping Ltd. (“Pemer”)(1)	Pedhoulas Merchant	Kamsarmax	March 2006

Subsidiary	Vessel Name	Type	Built
Petra Shipping Ltd. (“Petra”)(1)	Pedhoulas Trader	Kamsarmax	May 2006
Pelea Shipping Ltd. (“Pelea”)(1)	Pedhoulas Leader	Kamsarmax	March 2007
Vassone Shipping Corporation (“Vassone”)(3)	Pedhoulas Commander	Kamsarmax	May 2008
Maxeikosi Shipping Corporation (“Maxeikosi”)(1)	Pedhoulas Builder	Kamsarmax	May 2012
Maxeikositria Shipping Corporation (“Maxeikositria”)(1)	Pedhoulas Fighter	Kamsarmax	August 2012
Maxeikosiena Shipping Corporation (“Maxeikosiena”)(1)	Pedhoulas Farmer	Kamsarmax	September 2012
Staloudi Shipping Corporation (“Staloudi”)(1)	Stalo	Post-Panamax	January 2006
Marinouki Shipping Corporation (“Marinouki”)(1)	Marina	Post-Panamax	January 2006
Soffive Shipping Corporation (“Soffive”)(1)	Sophia	Post-Panamax	June 2007
Vasstwo Shipping Corporation (“Vasstwo”)(1)	Xenia	Post-Panamax	August 2006
Eniaprohi Shipping Corporation (“Eniaprohi”)(1)	Eleni	Post-Panamax	November 2008
Eniadefhi Shipping Corporation (“Eniadefhi”)(1)	Martine	Post-Panamax	February 2009
Maxdodeka Shipping Corporation (“Maxdodeka”)(1)	Andreas K	Post-Panamax	September 2009
Maxdekatria Shipping Corporation (“Maxdekatria”)(1)	Panayiota K	Post-Panamax	April 2010
Maxdeka Shipping Corporation (“Maxdeka”)(3)	Venus Heritage	Post-Panamax	December 2010
Shikoku Friendship Shipping Company (“Shikoku”)(3)	Venus History	Post-Panamax	September 2011
Maxenteka Shipping Corporation (“Maxenteka”)(3)	Venus Horizon	Post-Panamax	February 2012
Maxpente Shipping Corporation (“Maxpente”)(1)	Kanaris	Capesize	March 2010
Eptaprohi Shipping Corporation (“Eptaprohi”)(1)	Pelopidas	Capesize	November 2011
Maxtessera Shipping Corporation (“Maxtessera”)(2)(3)	Lake Despina - (H 8126)	Capesize	January 2014
Shikokupente Shipping Inc. (“Shikokupente”)(3)	TBN - H 1660	Panamax	1H 2014 (4)
Gloverthree Shipping Corporation (“Gloverthree”)(3)	TBN - H 821	Panamax	2H 2014 (4)
Gloverfour Shipping Corporation (“Gloverfour”)(3)	TBN - H 822	Panamax	1H 2015 (4)
Shikokuokto Shipping Inc. (“Shikokuokto”)(3)	TBN - H 1689	Panamax	1H 2015(4)
Gloverfive Shipping Corporation (“Gloverfive”)(3)	TBN - H 827	Panamax	2H 2015 (4)
Gloversix Shipping Corporation (“Gloversix”)(3)	TBN - H 828	Panamax	1H 2016 (4)
Shikokuexi Shipping Inc. (“Shikokuexi”)(3)	TBN - H 1685 - (ex H 2396)	Post-Panamax	2H 2015 (4)
Shikokuepta Shipping Inc. (“Shikokuepta”)(3)	TBN - H 1686 - (ex H 2397)	Post-Panamax	2H 2015 (4)
Maxeikosipente Shipping Corporation (“Maxeikosipente”)(1)(5)	—	—	—
Efragel Shipping Corporation (“Efragel”)(1)(6)	—	—	—
-//-	Efrossini (hereinafter called “Old Efrossini”)	Panamax	February 2003 (7)
S.B. Sea Venture Company Ltd (8)	—	—	—

(1)	Incorporated under the laws of the Republic of Liberia

(2)	Newbuild vessel acquisitions. Refer to Note 22.
(3)	Incorporated under the laws of the Republic of the Marshall Islands
(4)	Estimated completion date for newbuild vessels
(5)	Cancellation of Newbuild. Refer to Notes 4 and 11.
(6)	Company dissolved in October 2012.
(7)	Vessel sold in January 2010.
(8)	Incorporated under the laws of the Republic of Cyprus, under dissolution.

For the years ended December 31, 2011, 2012 and 2013, the following charterers individually accounted for more than 10% of the Company’s charter revenues as follows:

	December 31,
	2011	2012	2013
Daiichi Chuo Kisen Kaisha	48.17%	46.48%	30.30%
Kawasaki Kisen Kaisha	17.93%	16.39%	15.39%

2. Significant Accounting Policies

Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include all accounts of the Company. All intra-group and intercompany balances and transactions have been eliminated upon consolidation.

Use of Estimates: The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include vessel valuations, the valuation of amounts due from charterers, residual value of vessels, useful life of vessels and the fair value of derivative instruments. Actual results may differ from these estimates.

Other Comprehensive Income / (Loss): The Company follows the accounting guidance relating to Statement of Comprehensive Income, which requires separate presentation of certain transactions that are recorded directly as components of shareholders’ equity. The Company has no other comprehensive income/(loss) and accordingly comprehensive income/(loss) equals net income for the periods presented.

Foreign Currency Translation: The reporting and functional currency of the Company is the U.S. dollar (“USD”). Transactions incurred in other currencies are translated into USD using the exchange rates in effect at the time of the transaction. On the balance sheet date, monetary assets and liabilities that are denominated in other currencies are translated into USD to reflect the end-of-period exchange rates. Resulting gains or losses from foreign currency transactions are recorded within Foreign currency loss in the accompanying consolidated statements of income in the period in which they arise.

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

Restricted Cash: Restricted cash represents minimum cash deposits or cash collateral deposits required to be maintained with certain banks under the Company’s borrowing arrangements or in relation to bank guarantees issued on behalf of the Company. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets; otherwise, they are classified as non-current assets.

Accounts Receivable: Accounts receivable reflects trade receivables from time or voyage charters and other receivables from operational activities, net of an allowance for doubtful accounts. On each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No allowance for doubtful accounts was recorded for any of the periods presented.

Inventories: Inventories consist of bunkers and lubricants owned by the Company remaining on board the vessels at the end of each reporting period, which are stated at the lower of cost or market value. Cost is determined using the first–in, first-out method.

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

Vessels’ Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels after considering the estimated residual value. Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard.

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

Impairment of Long-lived Assets: The Company follows the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of income. Various factors including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs are included in this analysis. No impairment loss was recorded during the years ended December 31, 2011, 2012 and 2013.

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

Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less the cost to sell the asset. These assets are no longer depreciated once they meet the criteria of being held for sale. There were no assets held for sale as of December 31, 2012 and 2013.

Deferred Financing Costs: Financing fees incurred for obtaining new loans and credit facilities are deferred and amortized over the term of the respective loan or credit facility using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period in which the repayment or refinancing is made, subject to the guidance regarding Debt Extinguishment. Any unamortized balance of costs related to credit facilities repaid is expensed in the period. Any unamortized balance of costs relating to the credit facilities refinanced is deferred and amortized over the term of the respective credit facility in the period in which the refinancing occurs, subject to the provisions of the accounting guidance relating to Changes in Line-of-Credit or Revolving-Debt Arrangements.

Derivative Instruments: The Company may enter into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to the acquisition of vessels and on certain loan obligations. The Company also enters into interest rate derivatives to create economic hedges for its exposure to interest rate risk of its loan obligations (see also Notes 8 and 14). When such derivatives do not qualify for hedge accounting, the Company records these financial instruments in the consolidated balance sheet at their fair value as either a derivative asset or a liability, and recognizes the fair value changes thereto in the consolidated statements of income. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) until the hedged item is recognized in the consolidated statements of income. For the years ended December 31, 2011, 2012 and 2013, no derivatives were accounted for as accounting hedges.

Financial Instruments: Over-the-counter foreign exchange forward contracts and interest rate derivatives are recorded at fair value. Other financial instruments, including cash equivalents and debt are recorded at amortized cost.

(a) Interest rate risk: The Company’s interest rates and long-term loan repayment terms are described in Note 8. The Company manages its interest rate risk by entering into interest rate derivative instruments which are described in Note 14.

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

(c) Fair value measurement: In accordance with the requirements of accounting guidance relating to Fair Value Measurement the Company classifies and discloses assets and liabilities carried at fair value in one of the following three categories:

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

Taxes: Entities within the group that are incorporated under the laws of either the Republic of Liberia or the Republic of the Marshall Islands are not subject to Liberian or Marshall Islands income taxes. However, each vessel-owning Subsidiary is subject to registration and tonnage taxes under the laws of the Republic of Cyprus or the Republic of the Marshall Islands depending on where each Company’s vessel is registered. As of January 1, 2013, each vessel managed in Greece is subject to tonnage tax, under the laws of the Republic of Greece. In addition, as of December 31, 2013, each vessel managed in Greece is also subject to an annual shipping community mandatory financial contribution for the years 2014, 2015 and 2016 under the laws of the Republic of Greece. These registration, tonnage taxes and financial contributions are recorded within Vessel Operating Expenses in the accompanying consolidated statements of income and none are considered income taxes.

Furthermore, the Subsidiaries are subject to a 4% U.S. federal tax in respect of its U.S. source shipping income (imposed on gross income without the allowance for any deductions), because none of the Subsidiaries meet the requirements for an exemption from such tax provided by Section 883 of the U.S. Internal Revenue Code of 1986. As a result, the Subsidiaries file U.S. federal tax returns and pay the relevant U.S federal tax on their U.S. source shipping income, which is not considered an income tax. Such taxes have been recorded within Voyage expenses in the accompanying consolidated statements of income. In many cases, these taxes are recovered from the charterers; such amounts recovered are recorded within Revenues in the accompanying consolidated statements of income.

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

Recent Accounting Pronouncements: There were no recent accounting pronouncements which had a material effect on the Company’s consolidated financial statements in the current period. Nor were there any recent accounting pronouncements which the Company has not yet adopted that will have a significant effect on the consolidated financial statements.

3. Transactions with Related Parties

Safety Management Overseas S.A., Panama (the “Manager”): On May 29, 2008, Safe Bulkers signed a management agreement (the “Management Agreement”) with Safety Management, a related party that is controlled by Polys Hajioannou. Under the Management Agreement, the Manager provides to Safe Bulkers executive officers at no cost and management services to vessel-owning Subsidiaries. Each vessel-owning Subsidiary has entered into, or in the case of vessels not yet delivered, will enter into, a management agreement with the Manager (the “Shipmanagement Agreements”). Under these Shipmanagement Agreements, chartering, operations, technical and accounting services are provided to the vessels by the Manager. In accordance with the Management Agreement and the Shipmanagement Agreements, the Manager receives a fixed fee per vessel calculated proportionally to the number of ownership days, (the “Fixed Fee”), plus, a variable fee calculated on gross freight, charter hire, ballast bonus and demurrage (the “Variable Fee”). Fixed Fees and Variable Fees are recorded in General and Administrative Expenses (refer to Note 18). In addition, under the Supervision Agreements, the Manager receives a supervision fee in exchange for on-site supervision services with respect to all newbuilds, of which 50% is payable upon the signing of the relevant Supervision Agreement, and 50% upon successful completion of the sea trials of each newbuild (the “Supervision Fee”). Supervision Fees are recorded in Advances for vessel acquisition and vessels under construction (refer to Note 6). Furthermore under the Management Agreement, the Manager receives a sales fee calculated by the contract price for each vessel sold, (the “Sales Fee”) payable upon the conclusion of the vessel sale, and an acquisition fee calculated on the contract price of each vessel constructed or purchased, (the “Acquisition Fee”) payable upon the conclusion of the vessel acquisition, in exchange for services provided in relation to a sale or an acquisition of a vessel respectively. Sales Fees are recorded in Gain on sale of assets. Acquisition fees are recorded in Advances for vessel acquisition and vessels under construction (refer to Note 6).

The management fees can be adjusted annually effective May 29 of each year, the anniversary of our entry into the Management Agreement. On May 29, 2011, the Fixed Fee was adjusted to $0.700 from $0.575, and the Supervision Fee was adjusted to $550 from $375, while all other management fees remained constant. No readjustment has been made since then on any of the fees.

Fees pursuant to the Management Agreement, the Shipmanagement Agreements and the Supervision Agreements are as follows:

	For the Years Ended May 29,
	(In thousands of U.S. Dollars, except of Variable, Sales and Acquisition fees)
	2011	2012	2013
Fixed Fee	$0.575	$0.700	$0.700
Variable Fee	1.25%	1.25%	1.25%
Supervision Fee	$375	$550	$550
Sales Fee	1.00%	1.00%	1.00%
Acquisition Fee	1.00%	1.00%	1.00%
F-12

On July 29, 2013, the Management Agreement was amended, to provide inter alia that to the extent the executive officers are not provided by the Manager but are instead employed by Safe Bulkers, the management fee payable by Safe Bulkers is reduced, in arrears, by an amount equal to the aggregate costs of compensation and benefits and other incidental costs borne by the Company as a result of such employment, and is recorded under Compensation for Directors and Officers within General and Administrative expenses (refer to Note 18).

Fees pursuant to the Management Agreement, the Shipmanagement Agreements and the Supervision Agreements are comprised of the following:

	Year Ended December 31, (In thousands of U.S. Dollars)
	2011	2012	2013
Fixed and Variable fees	$6,026	$7,726	$8,379
Supervision Fees	2,113	1,375	1,925
Acquisition Fees	1,348	1,810	823

4. Accounts receivable

Accounts receivable are comprised of the following:

	December 31,
	2012	2013
Trade receivables	$5,247	$4,572
Other receivables	31,800	31,800
Total	$37,047	$36,372

Trade receivables reflect the current receivables from time or voyage charters.

Other receivables amounting to $31,800 as of December 31, 2012 and December 31, 2013, reflect the receivables related to the cancellation of the acquisition agreement of newbuild Hull J0131. The Company had entered into a shipbuilding contract with Zhoushan Jinhaiwan Shipyard Co., (the “Shipyard”) for the construction, sale and delivery by the Shipyard to it of one 180,000 DWT Capesize class newbuild vessel (Hull J0131) in exchange for $53,000 (the “Shipyard Agreement”). In December 2012, after having paid $31,800 in advances during construction, the Company exercised its termination right under the Shipyard Agreement due to the Shipyard’s excessive construction delays. The Company delivered demands to each of the Shipyard and the Export Import Bank of China (a bank rated Aa3 by Moody’s Investor Services) (the “Refund Guarantor”), pursuant to the shipbuilding contract and the refund guarantees, respectively, for a refund of the full amount of advances paid, with interest. In response, in January 2013, the Company received a notice of arbitration, and arbitration proceedings with the Shipyard were initiated in London, England. The Shipyard alleged that the Company’s termination constituted a breach of the Shipyard Agreement and argued that the Company was not entitled to a refund of any of the advances paid or interest. Under the terms of the Shipyard Agreement and the relevant refund guarantees, the Company was entitled to receive interest on the advances paid, the accrued amount of which as of December 31, 2013, was $4,153, (refer to Note 11c). The capitalized expenses in relation to newbuild Hull J0131 as of December 31, 2013, amounted to $887, and the legal expenses incurred amounted to $78 as of December 31, 2013 (refer to Note 11c). In September, 2013 a hearing was held in London relating to certain preliminary issues related to the case. In January 2014, an appealable arbitration award in favor of the Company was issued in relation to these preliminary issues, which provided that the Company had lawfully cancelled the shipbuilding contract and ordered the Shipyard to refund to the Company the full amount of the advances paid in the sum of $31,800, with interest at the rate of five percent (5%) computed from the respective dates of the Company’s advances. In February 2014, the Company served to the Refund Guarantor the arbitration award. The appeal period of the award lapsed on or about February 24, 2014, and the Company is and will continue vigorously pursuing the refund under the arbitration award.

5. Vessels, Net

Vessels, net, are comprised of the following:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2012	$743,116	$(87,760)	$655,356
Transfer from Advances for vessel acquisitions and vessels under construction	186,895	—	186,895
Depreciation expense	—	(32,250)	(32,250)
Balance, December 31, 2012	$930,011	$(120,010)	$810,001
Transfer from Advances for vessel acquisitions and vessels under construction	82,593	—	82,593
Depreciation expense	—	(37,394)	(37,394)
Balance, December 31, 2013	$1,012,604	$(157,404)	$855,200

Transfer from Advances for vessel acquisitions and vessels under construction represents advances paid in respect of the acquisition of second hand vessels and newbuild vessels which were under construction and delivered to the Company. For the periods presented, the Company accepted delivery of the following vessels:

•	During the year ended December 31, 2012: Efrossini, Venus Horizon, Pedhoulas Builder, Pedhoulas Fighter, Pedhoulas Farmer and Koulitsa; and
•	During the year ended December 31, 2013: Paraskevi, Pedhoulas Commander, Zoe and Xenia.

As of December 31, 2013, vessels with a carrying value of $836,451 have been provided as collateral to secure the Company’s bank loans as discussed in Note 8.

6. Advances for Vessel Acquisition and Vessels under Construction

Advances for vessel acquisition and vessels under construction are comprised of the following:

Balance, January 1, 2012	$122,307
Advances paid, including capitalized expenses and interest	136,902
Asset purchase cancellation	(32,412)
Transferred to vessel cost	(186,895)
Balance, December 31, 2012	$39,902
Advances paid, including capitalized expenses and interest	118,990
Transferred to vessel cost	(82,593)
Balance, December 31, 2013	$76,299

Advances paid for vessel acquisitions and vessels under construction comprise payments of installments that were due to the respective shipyard or third-party sellers, capitalized interest and certain capitalized expenses. During 2012 and 2013 such payments were made for the following vessels:

•	During the year ended December 31, 2012: Venus Horizon, Efrossini, Pedhoulas Builder, Pedhoulas Fighter, Pedhoulas Farmer, Koulitsa, Paraskevi, Hull J0131, Zoe (Hull 814), Lake Despina (Hull 8126), Kypros Land (Hull 1659), Hull 1660, Hull 1685 - (ex H 2396) and Hull 1686 - (ex H 2397); and

•	During the year ended December 31, 2013: Paraskevi, Pedhoulas Commander, Xenia, Zoe (Hull 814), Lake Despina (Hull 8126), Kypros Land (Hull 1659), Hull 1660, Hull 821, Hull 822, Hull 827, Hull 828, Hull 1685, Hull 1686 and Hull1689.

Transfers to vessel cost relate to the delivery to the Company from the respective shipyard or third-party seller of the following vessels:

•	During the year ended December 31,2012: Efrossini, Venus Horizon, Pedhoulas Builder, Pedhoulas Fighter,
F-14

Pedhoulas Farmer and Koulitsa; and

•	During the year ended December 31, 2013: Paraskevi, Pedhoulas Commander, Zoe, and Xenia.

Asset purchase cancellation relates to the cancellation of the acquisition of Hull J0131, under the Shipyard Agreement, during the year ended December 31, 2012, discussed in Note 4.

7. Deferred Finance Charges, Net

Deferred finance charges are comprised of the following:

Balance, January 1, 2012	$6,226
Additions	1,467
Amortization expense	(1,226)
Balance, December 31, 2012	$6,467
Additions	132
Amortization expense	(1,252)
Balance, December 31, 2013	$5,347

8. Bank Debt

Bank debt is comprised of the following secured borrowings:

			December 31,
Borrower	Commencement	Maturity	2012	2013
Maxpente	July 2010	December 2013	$33,900	$	―
Marathassa	February 2005	December 2013	13,305		―
Marinouki	March 2006	December 2013	25,174		―
Soffive	November 2007	December 2013	33,000		―
Kerasies	December 2007	December 2013	30,932		―
Maxeikosi	August 2012	August 2014	17,875		16,668
Maxpente	December 2013	January 2015	―		30,838
Maxdodeka	December 2012	February 2016	23,150		―
Glovertwo	October 2013	October 2016	―		16,000
Marathassa	December 2013	February 2017	―		10,208
Marindou	December 2012	January 2018	28,400		28,400
Marinouki	December 2013	March 2018	―		20,963
Avstes	December 2012	April 2018	22,700		22,700
Eniaprohi	December 2012	November 2018	24,000		24,000
Petra	January 2007	January 2019	22,220		22,220
Eniadefhi	December 2012	February 2019	33,750		33,750
Pemer	March 2007	March 2019	22,218		22,218
Eptaprohi	April 2012	April 2019	42,800		―
Pelea	December 2012	June 2019	32,298		32,298
Maxeikosiena	October 2012	October 2019	18,000		―
Soffive	December 2013	November 2019	―		27,840
Kerasies	December 2013	December 2019	―		24,744
Maxdekatria	March 2012	March 2020	20,800		20,400
Maxdeka	August 2011	December 2022	34,087		30,678
Staloudi	July 2008	July 2023	27,520		24,520
Shikoku	October 2011	August 2023	41,067		37,333
Maxeikositessera	September 2012	February 2024	33,971		31,017
Maxenteka	April 2012	April 2024	34,500		31,500
Total			$615,667		$508,295

Current portion			$19,199		$35,185
Long-term portion			$596,468		$473,110
F-15

The above loans and credit facilities generally bear interest at LIBOR plus a margin, except for a portion of the principal amounts of the Maxdeka, Shikoku, Maxenteka and Maxeikositessera loan facilities, which bear interest at the Commercial Interest Reference Rate (“CIRR”) published by the Organization for Economic Co-operation and Development, as applicable on the date of the signing of the relevant loan agreements. The above loans and credit facilities are generally repayable in semi-annual installments and a balloon payment at maturity, except for the Maxdeka, Shikoku, Maxenteka and Maxeikositessera loan facilities, which are repayable in semi-annual installments. The fair value of bank debt outstanding on December 31, 2013 amounted to $509,233 when valuing the respective portions of the Maxdeka, Shikoku, Maxenteka and Maxeikositessera loan facilities on the basis of the relevant CIRR, as applicable on December 31, 2013, which are considered to be Level 2 items in accordance with the fair value hierarchy.

As of December 31, 2013, an aggregate amount of $86,154, was available for drawing under certain of the above loan agreements and reducing revolving credit facilities. The estimated minimum annual principal payments required to be made after December 31, 2013, based on the bank loan and the credit facility agreements as amended, are as follows:

	To December 31,
2014		$35,185
2015		63,890
2016		49,089
2017		46,903
2018		109,290
2019	and thereafter	203,938
Total		$508,295

Total interest incurred on long-term debt for the years ended December 31, 2011, 2012 and 2013 amounted to $6,722, $10,038, and $9,553, respectively, which includes interest capitalized of $1,472, $966 and $467 for the years ended December 31, 2011, 2012 and 2013, respectively. The average interest rate (including the margin) for all bank loan and credit facilities during the years 2011, 2012 and 2013 was 1.439% p.a., 1.850% p.a., and 1.737% p.a., respectively.

Certain of the above loans or credit facilities have a currency conversion option whereby the borrower may elect to convert the outstanding loan amount or any part thereof to certain currencies specified in each agreement, using the spot exchange rate applicable on the date of conversion. Specified currencies include Japanese Yen (“JPY”), Swiss Franc (“CHF”), Euro (“EUR”), Canadian dollar (“CAD”) or pound sterling (“GBP”), depending on the relevant agreement. In all the above loans and credit facilities with a currency conversion option, no consideration has been or will be paid by any of the borrowers to the respective lenders in connection with the conversion option since the parties did not ascribe value to the conversion option as the conversion options are always based on the market or spot rates at the time they are exercised. The exercise of the conversion option in any of the above loans or credit facilities results in a change in both the currency denomination of the loan and the basis of the interest rate (that is, a USD-denominated loan bears interest based on USD LIBOR and, upon conversion into a JPY-denominated loan, will bear interest based on JPY LIBOR). All other terms of the loans or credit facilities, including the margin (the interest rate spread over LIBOR) and the repayment terms, will remain the same upon exercise of the currency conversion option.

The Company considered the accounting guidance relating to Accounting for Derivative Instruments and Hedging Activities, and concluded that the conversion options are embedded derivatives that would require bifurcation and separate accounting because of the following:

(i)	The economic characteristics and risks of an instrument in which the underlying is both a foreign currency and the interest rate is not clearly and closely related to the economic characteristics and risks of a debt host;
F-16

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

As of December 31, 2012 and 2013 all loans were denominated in US Dollars.

The foregoing loan and credit facilities are secured as follows:

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

One of the loan and facility agreements requires the respective borrowers to maintain at all times a minimum balance of $150 in each vessel operating account. One of the loan and facility agreements requires the respective borrower to maintain at all times a minimum balance of $500 in the vessel operating account.

In addition, the corporate guarantees, as amended, by Safe Bulkers include the following financial covenants:

•	its total consolidated liabilities divided by its total consolidated assets must not at any time exceed 80% or 85% as the case may be (the “Consolidated Leverage Covenant”). The total consolidated assets are based on the fair market value of its vessels and the book values of all other assets, on an adjusted basis as set out in the relevant guarantee;

•	the ratio of its aggregate debt to EBITDA must not at any time exceed 5.5:1 on a trailing 12 month basis or as the case may be the ratio of its aggregate debt after deducting cash to EBITDA must not at any time exceed 8.5:1 or 6.5:1, as applicable on a trailing 12 month basis (“EBITDA Covenant”). EBITDA is not a recognized measurement under US GAAP and represents net income before net interest expense, income tax expense, depreciation and amortization;

•	its consolidated net worth (total consolidated assets less total consolidated liabilities) (“Consolidated Net Worth Covenant”) must not at any time be less than $150,000;

•	payment of dividends is subject to no event of default having occurred;

•	maintenance of minimum free liquidity of $500 is required on deposit with a relevant lender; and

•	a minimum of 51% of its shares shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities.

As of December 31, 2013, the Company was in compliance with all debt covenants with respect to its loans and credit facilities.

9. Investment

During the year ended December 31, 2009, the Company invested $50,000 in a five-year Floating Rate Note issued by HSBC Bank Middle East Limited, which is recorded in the consolidated balance sheet at amortized cost as the Company intends to hold the investment until its maturity on October 14, 2014. The Company receives interest on a quarterly basis, based on the three-month USD LIBOR plus a margin of 1.5%. The fair market value of the Floating Rate Note as of December 31, 2013 was approximately $50,077, which was equal to the exit price the Company would receive from the relevant bank based on an indicative bid price, which is considered to be a Level 2 item in accordance with the fair value hierarchy. Subject to certain conditions, the Company may borrow up to 80% of the Floating Rate Note amount.

10. Share Capital

The Company was incorporated on December 11, 2007 with authorized share capital of 500 shares of common stock with a par value of $0.001 per share. On May 9, 2008, the Company’s Articles of Incorporation were amended. Under the amended Articles of Incorporation, the Company’s authorized capital stock consists of 200,000,000 shares of common stock with a par value of $0.001 per share, of which 54,500,000 shares were issued prior to the listing of the Company’s common stock on the NYSE, completed on June 3, 2008, and 20,000,000 shares of preferred stock with a par value of $0.01 per share. In connection with the IPO process, Vorini Holdings sold 10,000,000 shares of common stock of the Company with a par value of $0.001 per share at a price of $19 per share. No proceeds were paid to the Company.

In March 2010, the Company successfully completed a public offering, whereby 10,350,000 shares of Safe Bulkers common stock were issued and sold at a price of $7 per share, and a private placement, whereby 1,000,000 shares of Safe Bulkers common stock was issued and sold to Vorini Holdings. The net proceeds of the public offering and the private placement were $74,967, net of underwriting discount of $3,150 and offering expenses of $861.

In April 2011, the Company successfully completed a public offering, whereby 5,000,000 shares of Safe Bulkers common stock were issued and sold at a price of $8.4 per share. The net proceeds of the public offering were $39,637, net of underwriting discount of $2,100 and offering expenses of $263.

In March 2012, the Company successfully completed a public offering, whereby 5,750,000 shares of Safe Bulkers common stock were issued and sold at a price of $6.5 per share. The net proceeds of the public offering were $35,237, net of underwriting discount of $1,869 and offering expenses of $268.

In June 2013, the Company successfully completed a public offering, whereby 800,000 shares of Safe Bulkers series B cumulative redeemable perpetual preferred shares were issued and sold at a price of $25.00 per share, and a private placement, whereby 800,000 shares of Safe Bulkers series B cumulative redeemable perpetual preferred shares were issued and sold to Chalkoessa, at the public offering price. The net proceeds of the public offering and the private placement were $38,865 net of underwriting discount of $672 and offering expenses of $463.

In November 2013, the Company successfully completed a public offering, whereby 5,750,000 shares of Safe Bulkers common stock were issued and sold at a price of $7.43 per share, and a private placement, whereby 1,000,000 shares of Safe Bulkers common stock were issued and sold to Bellapais, at the public offering price. The net proceeds of the public offering and the private placement were $47,980, net of underwriting discount of $1,898 and offering expenses of $275.

Pursuant to an arrangement approved by the Company’s shareholders’ and the nominating and compensation committee, effective July 1, 2008, the audit committee chairman receives the equivalent of $15 every quarter, payable in arrears in the form of newly issued Company common stock as part compensation for services rendered as audit committee chairman. The number of shares to be issued is determined based on the closing price of the Company’s common stock on the last trading day prior to the end of each quarter in which services were provided and the shares are issued as soon as practicable following the end of the quarter. During the years ended December 31, 2012 and 2013, 9,767 shares and 12,517 shares, respectively, were issued to the audit committee chairman.

Pursuant to an arrangement approved by the Company’s shareholders and the nominating and compensation committee, effective January 1, 2010, the independent directors of the Company, other than the audit committee chairman, each receive the equivalent of $7.5 every quarter, payable in arrears in the form of newly issued Company common stock as part compensation for services rendered as independent directors. The number of shares to be issued is determined as noted above. During the years ended December 31, 2012 and 2013, 9,768 shares and 12,516 shares, respectively were issued to the independent directors of the Company, other than the audit committee chairman.

11. Commitments and Contingencies

(a) Commitments under Shipbuilding Contracts and Memorandums of Agreement (“MoAs”)

As of December 31, 2013 the Company had commitments under four shipbuilding contracts and six MoAs for the acquisition of ten newbuilds. The Company expects to settle these commitments as follows:

Year Ending December 31	Due to Shipyards / Sellers	Due to Manager	Total
2014	$110,016	$3,100	$113,116
2015	121,496	4,026	125,522
2016	20,894	577	21,471
Total	$252,406	$7,703	$260,109

(b) Other contingent liabilities

The Company and its Subsidiaries have not been involved in any legal proceedings other than an arbitration legal proceeding in relation to the cancellation of the acquisition of newbuild Hull J0131 under the Shipyard Agreement, as discussed in Note 4, that may have, or have had, a significant effect on their business, financial position, results of operations or liquidity, nor is the Company aware of any proceedings that are pending or threatened that may have a significant effect on its business, financial position, results of operations or liquidity. From time to time various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, shipyards, insurance providers and other claims relating to the operation of the Company’s vessels. Management is not aware of any material claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

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

(c) Contingent gain

In relation to the cancellation of the Shipyard Agreement discussed in Note 4, the Company expects, based on the facts and circumstances surrounding the cancellation of the construction of the vessel due to delays in the construction process and on the basis of legal advice received from legal counsel, to record a gain when cash is received which as of December 31, 2013 amounted to $3,188, on successful settlement of the legal case, which represents accrued interest income of $4,153 on the advances paid to Shipyard, net of capitalized expenses of $887, related to vessel’s construction and of legal expenses incurred related to the cancellation of $78.

(d) Credit facilities

i.	In July 2013, the Company accepted a commitment letter from a bank for a credit facility for up to $50,000, to be used to finance part of the purchase price of Lake Despina (Hull 8126) and of Hull 1660 and also for general corporate purposes. The credit facility comprises a term loan tranche of up to $15,000 and a reducing revolving tranche of up to $35,000. The credit facility is repayable over five years in 10 semi-annual consecutive installments commencing six months after drawdown and a balloon payment payable with the final installment.

ii.	In September 2013, the Company accepted a commitment letter from a bank for a credit facility for up to $13,000, to be used to refinance part of the purchase price of the Pedhoulas Commander and also for general corporate purposes. The credit facility comprises a term loan tranche of up to $4,875 and a reducing revolving tranche of up to $8,125. The credit facility is repayable over five years in 10 semi-annual consecutive installments commencing six months after drawdown and a balloon payment payable with the final installment.
F-19

12. Revenues

Revenues are comprised of the following:

	Year Ended
	December 31,
	2011	2012	2013
Time charter revenue	$167,759	$179,653	$177,077
Ballast bonus	2,382	6,397	10,878
Other income	1,895	1,507	3,565
Total	$172,036	$187,557	$191,520

13. Vessel Operating Expenses

Vessel operating expenses are comprised of the following:

	Year Ended
	December 31,
	2011	2012	2013
Crew wages and related costs	$13,196	$17,202	$22,015
Insurance	2,260	2,828	3,477
Repairs, maintenance and drydocking costs	2,108	2,493	3,240
Spares, stores and provisions	4,055	6,939	7,533
Lubricants	3,059	3,296	2,787
Taxes	212	303	669
Miscellaneous	1,176	1,479	2,243
Total	$26,066	$34,540	$41,964

14. Fair Value of Financial Instruments and Derivatives Instruments

Over-the-counter foreign exchange forward contracts and interest rate derivatives are recorded at fair value. The carrying values of the current financial assets and current financial liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair values of the variable interest long-term debt approximate the recorded values, due to their variable interest rates. The fair value of the fixed interest long-term debt is estimated using prevailing market rates as of the period end. The fair values of the long-term debt and long-term investment (the floating rate note) are disclosed in Note 8 and 9, respectively.

Derivative instruments

The Company enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company, from time to time, may also enter into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to acquisition of vessels and on certain loan obligations or for trading purposes. Foreign exchange forward contracts are agreements entered into with a bank to exchange, at a specified future date, currencies of different countries at a specific rate. As of December 31, 2012 and 2013, the Company had no outstanding derivative instruments relating to currency exchange contracts.

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

Derivatives not designated as hedging instruments

		Asset Derivatives		Liability Derivatives
		Fair Values		Fair Values
Type of Contract	Balance sheet location	December 31, 2012	December 31, 2013	December 31, 2012	December 31, 2013

Interest Rate	Derivative assets / Non-current assets	$—	$762	$—	$—

Interest Rate	Derivative liabilities / Current liabilities	—	—	591	732

Interest Rate	Derivative liabilities / Non-current liabilities	—	—	8,978	3,270

	Total Derivatives	$—	$762	$9,569	$4,002

	Amount of (Loss) / Gain Recognized on Derivatives
	Year ended December 31,
	2012	2013
Interest Rate Contracts	$(5,384)	$813
Net (Loss) / Gain Recognized	$(5,384)	$813

The gain or loss is recognized in the consolidated statement of income and is presented in Other (Expense)/Income – Loss on Derivatives.

The Company’s interest rate derivative instruments are pay-fixed, receive-variable interest rate swaps based on the USD LIBOR swap rate. The fair value of the interest rate swaps is determined using a discounted cash flow approach based on market-based LIBOR swap yield curves. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy. The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2012 and 2013.

	Significant Other Observable Inputs
	(Level 2)
	December 31,
	2012	2013
Derivative instruments – asset position	$-	$762
Derivative instruments – liability position	9,569	4,002

As of December 31, 2012 and 2013, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company’s consolidated balance sheet.

Interest Rate Derivatives

Details of interest rate swap transactions entered into with certain banks in respect of certain loans and credit facilities as of December 31, 2012 and 2013 are presented in the table below:

				Notional amount
Loan or Credit			Fixed	December 31,	December 31,
Facility	Inception	Expiry	Rate	2012	2013
Marindou (1)	January 14, 2008	January 14, 2013	3.9500%	$25,759	$—
Petra (1)	February 19, 2008	January 18, 2013	2.8850%	28,271	—
Maxdodeka (2)	February 01, 2010	February 01, 2013	3.9100%	30,600	—
Marinouki (1)	March 19, 2008	March 05, 2013	2.7300%	26,051	—
Pemer (1)	March 07, 2008	March 07, 2013	2.7450%	28,268	—
Avstes (1)	April 25, 2008	April 18, 2013	3.8900%	25,684	—
Eniadefhi (1)	April 01, 2009	February 12, 2014	3.3500%	37,125	34,875
Eniaprohi (2)	November 14, 2011	November 13, 2014	1.4000%	35,552	33,328
Soffive (2)	November 20, 2011	November 20, 2014	1.3500%	34,800	32,400
Staloudi (2)	January 09, 2012	January 07, 2015	1.4500%	42,040	38,400
Maxpente (2)	January 31, 2011	January 31, 2015	1.2200%	36,400	33,900
Marathassa (2)	November 23, 2012	November 21, 2015	1.9500%	14,935	13,305
Kerasies (2)	December 14, 2010	December 14, 2015	1.6500%	30,932	28,798
Pelea (2)	December 15, 2011	December 14, 2016	2.0500%	34,935	32,962
Maxdekatria (2)	September 28, 2012	September 28, 2017	0.9000%	20,800	20,800
Marindou (2)	January 14, 2013	January 16, 2018	1.6000%	28,500	28,500
Petra (2)	January 18, 2013	January 18, 2018	0.9800%	—	14,000
Marinouki (2)	March 05, 2013	March 05, 2018	1.4800%	25,174	24,297
Pemer (2)	June 07, 2013	March 07, 2018	0.9475%	—	14,000
Avstes (2)	July 18, 2013	April 18, 2018	1.3500%	—	14,000
Shikoku (2)	August 28, 2013	August 28, 2018	1.2500%	—	18,667

Total				$505,826	$382,232

(1)	Under these swap transactions, the bank effects semiannual floating-rate payments to the Company for the relevant amount based on the six-month USD LIBOR, and the Company effects semiannual payments to the bank on the relevant amount at the respective fixed rates.

(2)	Under these swap transactions, the bank effects quarterly floating-rate payments to the Company for the relevant amount based on the three-month USD LIBOR, and the Company effects quarterly payments to the bank on the relevant amount at the respective fixed rates.

The notional amounts of the above transactions are reduced during the term of the swap transactions based on the expected principal outstanding under the respective facility.

15. Accrued Liabilities

Accrued liabilities are comprised of the following:

	December 31,
	2012	2013
Interest on long-term debt	$1,720	$1,536
Vessels’ operating and voyage expenses	1,929	1,055
Commissions	65	92
Interest on derivatives and other finance expenses	2,439	1,006
General and administrative expenses	211	176
Total	$6,364	$3,865

16. Early Redelivery Income, Net

From time to time, the Company enters into arrangements for early redelivery of its vessels from charterers and may continue to do so in the future, depending on market conditions. Early redelivery costs are incurred when the contracted daily fixed charter rates are substantially lower than the daily charter rates the vessels could potentially earn in the current market. Income is recognized in connection with early termination of a period time charter, resulting from a request of the respective vessel charterers for early redelivery and agreement to compensate the Company. Early redelivery costs for the periods presented represent costs incurred in connection with early termination of charters for which no replacement charter contract for the relevant vessel has been secured at the time of concluding the charter termination agreement, and are recognized at the time the charter termination agreement is concluded. Early redelivery income is recognized when a charter termination agreement exists, the vessel is redelivered to the Company and collection of the related compensation is reasonably assured. If at the time of concluding the early redelivery agreement a replacement charter contract had been secured, any costs incurred or income recognized would have been amortized over the term of the replacement charter contract.

			Year Ended
			December 31,
Company		Date	2011	2012	2013
Eniadefhi	(a)	December 15, 2012	$—	$8,475	$—
Marindou	(b)	December 19, 2012	—	3,202	—
Soffive	(c)	April 22, 2013	—	—	2,965
Avstes	(d)	May 3, 2013	—	—	2,304
Kerasies	(e)	May 16, 2013	—	—	1,781
Other minor early redeliveries		Various	207	—	—
Total			$207	$11,677	$7,050

Details of the transactions presented in the above table are as follows:

(a) On December 15, 2012, Eniadefhi took early redelivery of the Martine, instead of on January 21, 2014. In connection with this early redelivery, we recognized early redelivery income of $8,475, comprising cash compensation paid by the relevant charterer of $8,644, net of commissions, less accrued revenue of $169.

(b) On December 19, 2012, Marindou took early redelivery of the Maria, instead of on February 24, 2014. In connection with this early redelivery, we recognized early redelivery income of $3,202, comprising cash compensation paid by the relevant charterer of $3,375, net of commissions, less accrued revenue of $173.

(c) On April 22, 2013, Soffive took early redelivery of the Sofia, instead of on September 19, 2013. In connection with this early redelivery, we recognized early redelivery income of $2,965, comprising of cash compensation paid by the relevant charterer.

(d) On May 3, 2013, Avstes took early redelivery of the Vassos, instead of on October 1, 2013. In connection with this early redelivery, we recognized early redelivery income of $2,304, comprising cash compensation paid by the relevant charterer of $2,607, net of commissions, less accrued revenue of $303.

(e) On May 16, 2013, Kerasies took early redelivery of the Katerina, instead of on January 1, 2014. In connection with this early redelivery, we recognized early redelivery income of $1,781, comprising cash compensation paid by the relevant charterer of $2,087, net of commissions, less accrued revenue of $306.

In all the cases presented above, no replacement charter contract had been secured at the time of the termination of the respective early redelivery agreement.

17. Future Minimum Time Charter Revenue

The future minimum time charter revenue, net of commissions, based on vessels committed to non-cancelable time charter contracts (including fixture recaps) as of December 31, 2013, is as follows:

December 31,
2014	$59,900
2015	27,544
2016	22,415
2017	22,056
2018	22,958
Thereafter	151,339
Total	$306,212

Future minimum time charter revenue excludes the future acquisitions of the vessels discussed in Note 11, since estimated delivery dates are not confirmed. Revenues from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance. In arriving at the minimum future charter revenues, an estimated off-hire time of 12 days to perform any scheduled drydocking on each vessel has been deducted, and it has been assumed that no additional off-hire time is incurred, although such estimate may not be reflective of the actual off-hire in the future.

18. General and Administrative Expenses

General and administrative expenses include management fees payable to our Manager and costs in relation to our operation as a public company.

General and administrative expenses for the years ended December 31, 2011, 2012 and 2013 were as follows:

	December 31,
	2011	2012	2013
Management fees - related party	$6,026	$7,726	$8,379
Professional fees (legal and accounting)	839	588	648
Compensation for Directors and Officers	240	240	1,120
Listing fees and expenses	58	53	75
Miscellaneous	1,326	1,339	1,138
Total	$8,489	$9,946	$11,360

19. Unearned Revenue / Accrued Revenue

Unearned Revenue represents cash received in advance of it being earned, whereas Accrued Revenue represents revenue earned prior to cash being received. Revenue is recognized as earned on a straight-line basis at their average rates when charter agreements provide for varying annual charter rates over their term. Total Unearned Revenue /Accrued Revenue during the periods presented is as follows:

	December 31,
	2012	2013
Unearned Revenue
Cash received in advance of service provided – Current liability	$3,935	$2,966
Deferred revenue resulting from varying charter rates
Current liability	14,270	10,140
Non-current liability	3,419	196
Total Unearned Revenue	$21,624	$13,302

Accrued Revenue
Resulting from varying charter rates – Current asset	$554	$-
Resulting from varying charter rates – Non Current asset	92	-
Total Accrued Revenue	$646	$-

20. Dividends

During 2013, the Company declared and paid three consecutive quarterly dividends of $0.05 per common share followed by one quarterly dividend of $0.06 per common share, totaling $16,507.

During 2013, the Company declared and paid one quarterly dividend of $0.26111 per preferred share followed by one quarterly dividend of $0.51111 per preferred share, totaling $1,235.

21. Earnings Per Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year and includes the shares issuable to the audit committee chairman and the independent directors at the end of the year for services rendered. Diluted earnings per share are the same as basic earnings per share. There are no other potentially dilutive shares. The computation of basic earnings per share is calculated after deducting the preferred stock dividend from net income.

22. Subsequent Events

(a) Dividend declaration: On January 10, 2014, the Board of Directors declared a dividend of $0.50 per preferred share, totaling $800, payable to all shareholders of record as of January 24, 2014, which was paid on January 30, 2014.

(b) Newbuild deliveries: In January 2014, the Company took delivery of Lake Despina, a 181,400 dwt, Japanese newbuild Capesize class vessel, and of Kypros Land, a 77,100 dwt, Japanese newbuild Panamax class vessel.

(c) Credit facility: In January 2014, the Company entered into the documentation regarding the credit facility discussed in Note 11 (d) (i) and drew down in full the term loan portion of that facility.

(d) Credit facility: In February 2014, the Company accepted a commitment letter from a bank for a loan facility for up to $51,000 to be used to finance part of the purchase price of Kypros Land (Hull 1659) and of Hull 821, to refinance existing indebtedness and also for general corporate purposes. The credit facility comprises a term loan tranche of up to $30,900 and a reducing revolving tranche of up to $20,100. The credit facility is repayable over five years in 10 semi-annual consecutive installments commencing six months after drawdown and a balloon payment payable with the final installment.

(e) Dividend declaration: On February 21, 2014, the Board of Directors declared a dividend of $0.06 per common share, totaling $5,006, payable to all shareholders of record as of March 10, 2014, on March 17, 2014.

