Form 20-F
period 2014-12-31
SAFE BULKERS, INC.
filed 2015-03-10
CIK 1434754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014
☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

Dr. Loukas Barmparis
President
30-32 Avenue Karamanli
16673 Voula
Athens, Greece
Telephone : +30 2 111 888 400
Facsimile : +30 2 111 878 500
(Name, Address, Telephone Number and Facsimile Number of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value per share	New York Stock Exchange
Preferred stock purchase rights	New York Stock Exchange
8.00% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share	New York Stock Exchange
8.00% Series C Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share	New York Stock Exchange
8.00% Series D Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2014, there were 83,450,266 shares of the registrant’s common stock, 1,600,000 shares of 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value per share, liquidation preference $25.00 per share, 2,300,000 shares of 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value per share, liquidation preference $25.00 per share, and 3,200,000 shares of 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value per share, liquidation preference $25.00 per share, outstanding.

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

FORWARD-LOOKING STATEMENTS

All statements in this annual report that are not statements of historical fact are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The disclosure and analysis set forth in this annual report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as forward-looking statements. In some cases, predictive, future-tense or forward-looking words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “will,” “likely to,” “could,” “should” and “expect” and other similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the Securities and Exchange Commission (“SEC”), other information sent to our security holders, and other written materials.

Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results and future revenues and expenses;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	availability of key employees, crew, length and number of off-hire days, drydocking requirements and fuel and insurance costs;

•	general market conditions and shipping industry trends, including charter rates, vessel values and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to make required payments under our credit facilities, comply with our loan covenants and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	the overall health and condition of the U.S. and global financial markets, including the value of the U.S. dollar relative to other currencies;

•	our expectations about availability of vessels to purchase, the time that it may take to construct and deliver new vessels or the useful lives of our vessels;

•	our continued ability to enter into period time charters with our customers and secure profitable employment for our vessels in the spot market;

•	our future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	our expectations relating to dividend payments and ability to make such payments;
- ii -

•	our ability to leverage our Manager’s relationships and reputation within the drybulk shipping industry to our advantage;

•	our anticipated general and administrative expenses;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	risks inherent in vessel operation, including terrorism (including cyber terrorism), piracy and discharge of pollutants;

•	potential liability from future litigation; and

•	other factors discussed in “Item 3. Key Information — D. Risk Factors” of this annual report.

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

The following table presents selected consolidated financial and other data of Safe Bulkers, Inc. for each of the five years in the five year period ended December 31, 2014. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data of Safe Bulkers, Inc. is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP.”

Our audited consolidated statements of income, shareholders’ equity and cash flows for the years ended December 31, 2012, 2013 and 2014 and the consolidated balance sheets at December 31, 2013 and 2014, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(In thousands of U.S. dollars except share data)
STATEMENT OF INCOME
Revenues	$159,698	$172,036	$187,557	$191,520	$159,900
Commissions	(2,678)	(3,128)	(3,261)	(4,799)	(5,806)
Net revenues	157,020	168,908	184,296	186,721	154,094
Voyage expenses	(610)	(1,987)	(7,286)	(10,207)	(19,429)
Vessel operating expenses	(23,128)	(26,066)	(34,540)	(41,964)	(50,634)
Depreciation	(19,673)	(23,637)	(32,250)	(37,394)	(43,084)
General and administrative expenses
Management fee to related party	(4,880)	(6,026)	(7,726)	(8,379)	(8,962)
Public company expenses	(2,138)	(2,463)	(2,220)	(2,981)	(4,369)
Early redelivery income/(cost), net	132	207	11,677	7,050	(532)
Loss on inventory valuation	—	—	—	—	(4,001)
Gain on asset purchase cancellation	—	—	—	—	3,633
Gain on sale of assets	15,199	—	—	—	—
Operating income	121,922	108,936	111,951	92,846	26,716
Interest expense	(6,423)	(5,250)	(9,072)	(9,086)	(8,335)
Other finance costs	(330)	(1,055)	(1,268)	(1,032)	(1,132)
Interest income	2,627	1,046	1,122	1,008	821
(Loss)/Gain on derivatives	(8,164)	(12,491)	(5,384)	813	(1,977)
Foreign currency gain/(loss)	281	(799)	(3)	(40)	13
Amortization and write-off of deferred finance charges	(266)	(653)	(1,226)	(1,252)	(1,472)
Net income	$109,647	$89,734	$96,120	$83,257	$14,634
Earnings per share of Common Stock (as defined below), basic and diluted	$1.73	$1.29	$1.27	$1.05	$0.06
1

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(In thousands of U.S. dollars except share data)
Cash dividends declared per share of Common Stock	$0.60	$0.60	$0.50	$0.21	$0.22
Cash dividends declared per share of Preferred B Shares (as defined below)	—	—	—	$0.77222	$2.00
Cash dividends declared per share of Preferred C Shares (as defined below)	—	—	—	—	$0.96667
Cash dividends declared per share of Preferred D Shares (as defined below)	—	—	—	—	$0.66667
Weighted average number of shares of Common Stock outstanding, basic and diluted	63,300,466	69,463,093	75,468,465	77,495,029	83,446,970

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(In thousands of U.S. dollars except share data)
OTHER FINANCIAL DATA
Net cash provided by operating activities	$118,147	$107,189	$105,065	$100,594	$43,732
Net cash used in investing activities	(131,709)	(125,889)	(158,145)	(100,344)	(67,009)
Net cash provided by/(used in) financing activities	60,136	(18,514)	127,683	(38,303)	65,917
Net increase/(decrease) in cash and cash equivalents	46,574	(37,214)	74,603	(38,053)	42,640

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(In thousands of U.S. dollars except share data)
BALANCE SHEET DATA
Total current assets	$104,276	$37,959	$171,829	$173,185	$135,892
Total fixed assets	640,258	777,663	849,903	931,499	1,034,666
Other non-current assets	60,838	61,649	60,482	7,532	11,771
Total assets	805,372	877,271	1,082,214	1,112,216	1,182,329
Total current liabilities	52,983	51,673	47,493	57,304	28,718
Derivative liabilities—Long-term	9,787	10,130	8,978	3,270	1,065
Long-term debt, net of current portion	467,070	465,805	596,468	473,110	452,447
Unearned revenue—Long-term	31,399	17,821	3,419	196	—
Total shareholders’ equity	244,133	331,842	425,856	578,336	700,099
Total liabilities and shareholders’ equity	805,372	877,271	1,082,214	1,112,216	1,182,329

(ii)	Capitalization and Indebtedness

Not applicable.

(iii)	Reasons For the Offer and Use of Proceeds

Not applicable.

(iv)	Risk Factors

SOME OF THE FOLLOWING RISKS RELATE PRINCIPALLY TO THE INDUSTRY IN WHICH WE OPERATE AND OUR BUSINESS IN GENERAL. OTHER RISKS RELATE PRINCIPALLY TO THE SECURITIES MARKET AND OWNERSHIP OF OUR COMMON STOCK, $0.001 par value per share (“COMMON STOCK”), Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (“SERIES B PREFERRED SHARES”), Series C Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (“SERIES C PREFERRED SHARES”) AND Series D Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (“SERIES D PREFERRED SHARES,” together with the Series B Preferred Shares and the Series C Preferred Shares, the “Preferred Shares”), INCLUDING THE TAX CONSEQUENCES OF

2

OWNERSHIP OF OUR COMMON STOCK and PREFERRED SHARES. THE OCCURRENCE OF ANY OF THE EVENTS DESCRIBED IN THIS SECTION COULD SIGNIFICANTLY AND NEGATIVELY AFFECT OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS OR THE TRADING PRICE OF OUR COMMON STOCK OR Preferred Shares.

Risks Inherent in Our Industry and Our Business

The international drybulk shipping industry is cyclical and volatile, and charter rates during 2014 were significantly lower than their highs in the middle of 2008 reaching recently all time lows; these factors may lead to further reductions and volatility in our charter rates, vessel values and results of operations.

The drybulk shipping industry is cyclical with attendant volatility in charter rates, vessel values and profitability. Because we charter some of our vessels pursuant to short-term time charters, and we expect that the number of vessels in our fleet that we charter pursuant to short-term time charters will increase during 2015 as period time charter remains weak, we are exposed to changes in spot market and short-term time charter rates for drybulk carriers and such changes may affect our earnings and the value of our drybulk carriers at any given time. The spot market is highly competitive and volatile, while period time charter contracts of longer duration provide income at pre-determined rates over more extended periods of time. We may be unable to keep our vessels fully employed in these short-term markets. Charter rates available in the spot market may be insufficient to enable our vessels to be operated profitably. A significant decrease in charter rates would affect asset values and adversely affect our profitability, cash flows and ability to pay dividends.

During 2014, the Baltic Dry Index, or “BDI,” remained volatile, reaching a low of 723 on July 22, 2014 and a high of 2,113 on January 2, 2014. Recently, BDI reached an all-time low.

As of February 24, 2015, 14 of our 33 drybulk vessels were deployed or scheduled to be deployed on period time charters of more than three months remaining term. In addition, we have contracted to acquire 11 newbuild vessels scheduled to be delivered through 2018, 10 of which do not currently have contracted charters. As more vessels become available for employment, we may have difficulty entering into additional multi-year, fixed-rate time charters for our vessels, and as a result, our cash flows may be subject to instability in the long-term. We may be required to enter into additional variable rate charters, as opposed to contracts based on fixed rates, which could result in a decrease in our cash flows and net income in periods when the market for drybulk shipping is depressed. If low charter rates in the drybulk market prevail during periods when we must replace our existing charters, it will have an adverse effect on our revenues, profitability, cash flows and our ability to comply with the financial covenants in our loan and credit facilities.

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
3

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

A negative change in global economic or regulatory conditions, especially in the Asian region, which includes countries like China, Japan and India, could reduce drybulk trade and demand, which could reduce charter rates and have a material adverse effect on our business, financial condition and results of operations.

We expect that a significant number of the port calls made by our vessels will involve the loading or discharging of raw materials in ports in the Asian region, particularly China, Japan and India. As a result, a negative change in economic or regulatory conditions in any Asian country, particularly China, Japan or, to some extent, India, can have a material adverse effect on our business, financial position and results of operations, as well as our future prospects, by reducing demand and, as a result, charter rates and affecting our ability to charter our vessels. If economic growth declines in China, Japan, India and other countries in the Asian region, or if the regulatory environment in these countries changes adversely for our industry, we may face decreases in such drybulk trade and demand. Moreover, a slowdown in the United States economy or the economies of countries within the European Union will likely adversely affect economic growth in China, Japan, India and other countries in the Asian region. Such an economic downturn in any of these countries could have a material adverse effect on our business, financial condition and results of operations.

An oversupply of drybulk vessel capacity may lead to reductions in charter rates and profitability.

The market supply of drybulk vessels has been increasing, and the number of drybulk vessels on order as of December 31, 2014, was approximately 19% for Panamax class vessels, 8% for Post-Panamax class vessels and 24% for Capesize class vessels of the then-existing global drybulk fleet in terms of deadweight tons (“dwt”), with the majority of new deliveries expected during 2015 and 2016. As a result, the drybulk fleet continues to grow. An oversupply of drybulk vessel capacity will likely result in a reduction of charter hire rates. We will be exposed to changes in charter rates with respect to our existing fleet and our remaining newbuilds and secondhand vessels, depending on the ultimate growth of the global drybulk fleet. If we cannot enter into period time charters on acceptable terms, we may have to secure charters in the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. In our current fleet as of February 24, 2015, 26 vessels will be available for employment in the first half of 2015. Additionally, we have arranged charter for only one out of three of our remaining newbuild vessels scheduled to be delivered to us during 2015. A material increase in the net supply of drybulk vessel capacity without corresponding growth in drybulk vessel demand could have a material adverse effect on our fleet utilization and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition and results of operations.

The market values of our vessels have significantly decreased and may decrease further, which could cause us to breach covenants in our credit and loan facilities, and could have a material adverse effect on our business, financial condition and results of operations.

Our credit and loan facilities, which are secured by mortgages on our vessels, require us to comply with collateral coverage ratios and satisfy certain financial and other covenants, including those that are affected by the market value of our vessels. The market value of drybulk vessels has generally experienced a significant decrease. The market prices for secondhand and newbuild drybulk vessels in the recent past have declined from higher to very low levels within a short period of time. The market value of our vessels fluctuates depending on a number of factors, including:

•	general economic and market conditions affecting the shipping industry;
4

•	prevailing level of charter rates;

•	distressed asset sales, including newbuild contract sales below acquisition costs due to lack of financing;

•	sale of vessels by Japanese owners at lower prices due to the strong JPY to USD exchange rate;

•	competition from other shipping companies;

•	configurations, sizes and ages of vessels;

•	cost of newbuilds;

•	governmental or other regulations; and

•	technological advances.

We were in compliance with our covenants in our credit and loan facilities as of December 31, 2013 and December 31, 2014. If the market value of our vessels or newbuilds declines upon their delivery to us, we may breach some of the covenants contained in our credit and loan facilities. If we do breach such covenants and we are unable to remedy or our lenders refuse to waive the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing those loan and credit facilities. As a result of cross-default provisions contained in our loan and credit facility agreements, this could in turn lead to additional defaults under our loan agreements and the consequent acceleration of the indebtedness thereunder and the commencement of similar foreclosure proceedings by other lenders. If our indebtedness were accelerated in full or in part, it would be difficult for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to continue our business.

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

The operation of our vessels is affected by the requirements set forth in the United Nations’ International Maritime Organization’s International Management Code for the Safe Operation of Ships and for Pollution Prevention, or “ISM Code.” Under the ISM Code we are required to develop and maintain an extensive Safety Management System (“SMS”) that includes the adoption of a safety and environmental protection policy. Failure to comply with the ISM Code may subject us to increased liability, invalidate existing insurance or decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our current fleet is ISM Code- certified. If we fail to maintain ISM Code certification for our vessels, we may also breach covenants in certain of our credit and loan facilities that require that our vessels be ISM Code-certified. If we breach such covenants due to failure to maintain ISM Code certification and are unable to remedy the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit or loan facilities.

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

The operation of any vessel includes risks such as weather conditions, mechanical failure, collision, fire, contact with floating objects, cargo or property loss or damage and business interruption due to political circumstances in countries, piracy, terrorist attacks, armed hostilities and labor strikes. Such occurrences could result in death or injury to persons, loss, damage or destruction of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates and damage to our reputation and customer relationships generally.

In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Aden and parts of the Indian Ocean and West Africa. If these attacks and other disruptions result in areas where our vessels are deployed being characterized by insurers as “war risk” zones or Joint War Committee “war, strikes, terrorism and related perils” listed areas, as parts of the Indian Ocean currently are, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult or impossible to obtain. In addition, there is always the possibility of a marine disaster, including oil spills and other environmental damage. Although our vessels carry a relatively small amount of oil used for fuel (“bunkers”), a spill of oil from one of our vessels or losses as a result of fire or explosion could be catastrophic under certain circumstances.

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

The ongoing uncertainty related to the Greek sovereign debt crisis may adversely affect our operating results.

Greece has experienced a macroeconomic downturn the recent years, including as a result of the sovereign debt crisis and the related austerity measures implemented by the Greek government. Our operations in Greece may be subjected to new regulations or regulatory action that may require us to incur new or additional compliance or other administrative costs and may require that we or our Manager pay to the Greek government new taxes or other fees. We and our Manager also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our and our Manager’s shoreside operations located in Greece. The Greek government’s taxation authorities have increased their scrutinization of individuals and companies to secure tax law compliance. If economic and financial market conditions remain uncertain, persist or deteriorate further, the Greek government may impose further changes to tax and other laws to which we and our Manager may be subject or change the ways they are enforced, which may adversely affect our business, operating results, and financial condition.

Changes in fuel prices may adversely affect our profits.

Upon redelivery of vessels at the end of a time charter, we may be obligated to repurchase bunkers on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period. In addition, although we rarely deploy our vessels on voyage charters, fuel is a significant, if not the largest, expense that we would incur with respect to vessels operating on voyage charter. As a result, an increase in the price of fuel may adversely affect our profitability. In addition in case of a sudden significant drop in fuel prices we might incur a loss from the valuation of our inventory resulting from the valuation of the bunkers remaining on board of our vessels, which might be affected by a sudden decline of bunker market price. As a result, a sudden decrease in the price of fuel may adversely affect our profitability. The price and supply of fuel is volatile and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

Seasonal fluctuations in industry demand could have a material adverse effect on our business, financial condition and results of operations and the amount of available cash with which we can pay dividends.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. This seasonality may result in quarter-to-quarter volatility in our results of operations, which could affect the amount of dividends, if any, that we pay to our stockholders. The market for marine drybulk transportation services is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. This seasonality could have a material adverse effect on our business, financial condition and results of operations.

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

We expect to derive a significant part of our revenues from a limited number of customers. Although during the year ended December 31, 2014, none of our charterers accounted for more than 10% of our revenues, in previous periods some of our charterers accounted for more than 10% of our revenues. We could lose a customer for many different reasons, including:

•	a failure of the customer to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer’s termination of its charters because of our non-performance, including serious deficiencies with the vessels we provide to that customer or prolonged periods of off-hire;

•	a prolonged force majeure event that affects the customer may prevent us from performing services for that customer, i.e. damage to or destruction of relevant production facilities and war or political unrest; and

•	the other reasons discussed in this section.

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

We intend to grow our business through the acquisition of our 11 contracted newbuild vessels as of February 24, 2015, scheduled to be delivered through 2018. We may contract additional newbuild vessels or make selective acquisitions of additional secondhand vessels. Our future growth will primarily depend on our ability to locate and acquire suitable vessels, enlarge our customer base, operate and supervise any newbuilds we may order and obtain required debt or equity financing on acceptable terms.

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

As of February 24, 2015, the vessels in our current fleet had an average age of 5.8 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations will be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

If we are unable to obtain additional secured indebtedness, we may default on our commitments relating to our contracted newbuilds, and we may not be able to finance our future fleet expansion program, which would have a material adverse effect on our business, financial condition and results of operations.

The net remaining unpaid balance of the contract prices for our 11 newbuild vessels was $277.7 million as of February 24, 2015. We anticipate that our primary sources of funds to satisfy these commitments will be from existing cash and time deposits, operating cash surplus and available borrowings under our existing credit facilities and our floating rate note facility. As of February 24, 2015, the Company has no existing vessels unencumbered and $158.7 million in cash and restricted cash, $119.9 million available under existing revolving credit facilities and $204.0 million available under new loan and credit facilities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. To the extent that we are unable to enter into new credit facilities and obtain such additional secured indebtedness on terms acceptable to us, we will need to find alternative financing. If we are unable to find alternative financing, we will not be capable of funding all of our commitments for capital expenditures relating to our contracted newbuilds. A failure to fulfill our commitments generally results in a forfeiture of the advance we paid to the shipyard or the third-party seller with respect to the contracted newbuild vessels and a write-off of expenses capitalized. In addition, we may also be liable for other damages for breach of contract. Examples of such liabilities could include payments to the shipyard or the third-party seller for the difference between the forfeited advance and the amount that remains to be paid by us if the shipyard or the third-party seller cannot locate a third-party buyer that is willing to pay an amount equal to the difference or compensatory payments by us to charter parties with whom we have entered into charters with respect to such vessels. Such events, if they occurred, would adversely affect our business, financial condition and results of operation.

The aging of our fleet and our acquisitions of secondhand vessels may result in increased operating costs in the future, which could adversely affect our ability to operate our vessels profitably.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of February 24, 2015, the average age of the vessels in our current fleet was 5.8 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

We generate substantially all of our revenues in U.S. dollars, but in 2014 we incurred approximately 29.81% of our vessel operating expenses in currencies other than the U.S. dollar, of which 69.27% was denominated in euro amounts. Although as of December 31, 2014, all of our indebtedness and the amounts due under our newbuild contracts were denominated in U.S. Dollars, we have also historically entered into shipbuilding contracts whereby part of the contract price is payable in Japanese yen. Also, in the future, we may enter into new credit facilities or newbuild contracts that are denominated in or permit conversion into currencies other than the U.S. dollar. The use of different currencies could lead to fluctuations in our net income due to changes in the value of the U.S. dollar relative to other currencies, in particular the euro and the Japanese yen. We have not hedged our currency exposure, and, as a result, our results of operations and financial condition, denominated in U.S. dollars, and our ability to pay dividends, could suffer.

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

Certain of our existing credit facilities require our subsidiaries to maintain financial ratios and satisfy financial covenants. Depending on the credit facility, certain of our subsidiaries are subject to financial ratios and covenants requiring that these subsidiaries:

•	ensure that the market value of the vessel mortgaged under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below 105% to 120%, as applicable, of the outstanding amount of the loan (the “Minimum Value Covenant”);

•	maintain a minimum cash balance per vessel with the respective lender; and

•	ensure that we comply with certain financial covenants under the guarantees described below.

In addition, under guarantees we have entered into with respect to certain of our subsidiaries’ existing credit facilities, we are subject to financial covenants. Depending on the guarantee, these financial covenants include the following:

•	our total liabilities (on a consolidated basis, including those of our subsidiaries) divided by our total consolidated assets (based on the market value of all vessels owned by our subsidiaries, and the book value of all other assets, on an adjusted basis as set out in the relevant guarantee) must not exceed 80% or 85% (depending on the relevant guarantee);

•	the ratio of our aggregate debt after deducting cash to EBITDA must not at any time exceed or 8.5:1 on a trailing 12 months’ basis. EBITDA is not a recognized measurement under US GAAP and represents net income before net interest expense, income tax expense, depreciation and amortization.

•	our consolidated net worth (consolidated total assets less consolidated total liabilities) must not at any time be less than $150.0 million, as adjusted to reflect, among other things, the market value of our vessels as set out in the relevant guarantee;

•	our consolidated debt must not exceed $514,000,000 on December 31, 2014;

•	the ratio of our EBITDA over consolidated interest expense must not at any time be less than 2.0:1, applicable on a trailing 12 month basis;

•	maintenance of minimum free liquidity of $500,000 on deposit with the relevant lender; and

•	payment of dividends is subject to no event of default having occurred.

In connection with these guarantees, we have also undertaken to ensure that a minimum of 35% or 51% as the case may be of our shares shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities.

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

Under the terms of certain of our existing credit facilities, we are not permitted to pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend. We expect that any future credit facilities will also have restrictions on the payment of dividends. In addition, cash dividends on our common stock are subject to the priority of dividends on our 1,600,000 outstanding shares of Series B Preferred Shares issued June 2013, 2,300,000 outstanding shares of Series C Preferred Shares issued May 2014 and 3,200,000 outstanding shares of Series D Preferred Shares issued June 2014.

The laws of the Republic of Liberia and of the Republic of the Marshall Islands, where our vessel-owning subsidiaries are incorporated, generally prohibit the payment of dividends other than from surplus or net profits, or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. Our subsidiaries may not have sufficient funds, surplus or net profits to make distributions to us. In addition, under guarantees we have entered into with respect to certain of our subsidiaries’ existing credit and loan facilities, we are subject to financial and other covenants, which may limit our ability to pay dividends. We also may not have sufficient surplus or net profits in the future to pay dividends.

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

We are a holding company and our subsidiaries, which are all wholly-owned by us, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries and cash and cash equivalents held by us. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, and the laws of the Republic of Liberia and of the Republic of the Marshall Islands, where our vessel-owning subsidiaries are incorporated, which regulate the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.

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

Pursuant to our Management Agreement, we pay our Manager a fixed fee of $800 per day per vessel for providing commercial, technical and administrative services (subject to adjustment for compensation expenses payable by us) and a variable fee of 1.25% on gross freight, charter hire, ballast bonus and demurrage (See the section entitled “Item 5. Operating and Financial Review and Prospects—General and Administrative Expenses”). In addition, we pay our Manager certain commissions and fees with respect to vessel purchases, sales and newbuilds. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain public company expenses such as directors’ and officers’ liability insurance, legal and accounting fees and other similar public company expenses, which are reimbursed by us. The management fees can be adjusted annually on May 29 of each year, the anniversary of our entry into the Management Agreement. The management fees are payable whether or not our vessels are employed, and regardless of our profitability, and we have no ability to require our Manager to reduce the management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations.

Our Manager is a privately held company, and there is little or no publicly available information about it; an investor could have little advance warning of problems affecting our Manager that could have a material adverse effect on us.

The ability of our Manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our Manager’s financial strength. Because our Manager is privately held, it is unlikely that information about its financial strength would become public or available to us prior to any default by our Manager under the Management Agreement. As a result, we may, and our investors might, have little advance warning of problems that affect our Manager, even though those problems could have a material adverse effect on us.

Our chief executive officer also controls our Manager, which could create conflicts of interest between us and our Manager.

Our chief executive officer, Polys Hajioannou, controls our Manager. The Hajioannou family (including Polys Hajioannou) owns approximately 58.02% of our outstanding common stock. These relationships could create conflicts of interest between us, on the one hand, and our Manager, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies affiliated with our Manager or our chief executive officer. To the extent we elect not to exercise our right of first refusal with respect to any drybulk vessel that may be acquired by companies affiliated with our chief executive officer, such companies could acquire and operate such drybulk vessels in competition with us. In addition, although under our Management Agreement our Manager will be required to first provide us any chartering opportunities in the drybulk sector, our Manager is not prohibited from giving preferential treatment in other areas of its management to vessels that are beneficially owned by related parties. These conflicts of interest may have an adverse effect on our business, financial condition and results of operations.

Our business depends upon certain employees who may not necessarily continue to work for us; if such employees were no longer to be affiliated with us, our business, financial condition and results of operation could suffer.

Our future success depends, to a significant extent, upon our chief executive officer, Polys Hajioannou, and certain other members of our senior management and of our Manager. Polys Hajioannou has substantial experience in the drybulk shipping industry and for 28 years has worked with us, our Manager and its predecessor. He and other members of our senior management and of our Manager manage our business and their performance is crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us or our Manager, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition could suffer. We do not maintain, and do not intend to maintain, “key man” life insurance on any of our executive officers.

The provisions in our restrictive covenant arrangement with our chief executive officer restricting his ability to compete with us, like restrictive covenants generally, may not be enforceable.

Our chief executive officer, Polys Hajioannou, has entered into a restrictive covenant agreement with us under which he is precluded from competing with us during the term of his service with us as executive and director and for one year thereafter, subject to certain exceptions. Courts generally do not favor the enforcement of such restrictions, particularly when they involve individuals and could be construed as infringing on such individuals ability to be employed or to earn a livelihood. Our ability to enforce these restrictions, should it ever become necessary, will depend upon the circumstances that exist at the time enforcement is sought. A court may not enforce the restrictions as written by way of an injunction and we may not necessarily be able to establish a case for damages as a result of a violation of the restrictive covenants.

Our vessels call on ports located in Iran and Syria, which are identified by the United States government as state sponsors of terrorism and are subject to United States economic sanctions, which could be viewed negatively by investors and adversely affect the trading price of our common stock and Preferred Shares.

From time to time, vessels in our fleet have called and/or may call on ports located in countries identified by the United States government as state sponsors of terrorism and subject to United States economic sanctions. From January 1, 2005 through December 31, 2011, vessels in our fleet made 20 calls on ports in Iran and three calls on ports in Syria out of a total of 2,327 calls on worldwide ports. From January 1, 2012 through December 31, 2014, vessels in our fleet did not make any calls on ports in Iran or Syria. Iran and Syria are identified by the United States government as state sponsors of terrorism. Although these designations and controls do not prevent our vessels from making calls on ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our common stock. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

Our corporate affairs are governed by our articles of incorporation, our bylaws and by the Marshall Islands Business Corporations Act (“BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. The rights of stockholders of companies incorporated in the Republic of the Marshall Islands may differ from the rights of stockholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Republic of the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a more substantial body of case law in the corporate law area.

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

We may be subject to lawsuits for damages and penalties.

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

Risks Relating to Our Common Stock and Preferred Shares

The Hajioannou family controls the outcome of matters on which our stockholders are entitled to vote and its interests may be different from yours.

The Hajioannou family (including our chief executive officer, Polys Hajioannou), owns approximately 58.02% of our outstanding common stock. The Hajioannou family is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of the Hajioannou family may be different from yours.

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

In April 2011, we issued and sold 5,000,000 shares of common stock in a public offering. The gross proceeds of the April 2011 public offering were $42 million. In March 2012, we issued and sold 5,750,000 shares of common stock in a public offering. The gross proceeds of the March 2012 public offering were approximately $37.4 million. In November 2013, we issued and sold 5,750,000 shares of common stock in a public offering. Concurrently with that public offering, we issued and sold 1,000,000 shares of common stock to Bellapais Maritime Inc., an entity associated with our chief executive officer, Polys Hajioannou, in a private placement. The gross proceeds of the November 2013 public offering and private placement were $50.2 million.

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

We may not have sufficient cash from our operations to enable us to pay dividends on or to redeem our Preferred Shares following the payment of expenses and the establishment of any reserves.

We pay quarterly dividends on our Preferred Shares only from funds legally available for such purpose when, as and if declared by our board of directors. We may not have sufficient cash available each quarter to pay dividends. In addition, we may have insufficient cash available to redeem our Preferred Shares. The amount of dividends we can pay or use to redeem Preferred Shares depends upon the amount of cash we generate from our operations, which may fluctuate.

The amount of cash we have available for dividends on or to redeem our Preferred Shares will not depend solely on our profitability.

The actual amount of cash we will have available for dividends or to redeem our Preferred Shares will depend on many factors, including the following:

•	changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	restrictions under our existing or future credit facilities or any future debt securities, including existing restrictions under our existing credit facilities on our ability to pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default and restrictions on our ability to redeem securities;

•	the amount of any cash reserves established by our board of directors; and

•	restrictions under the laws of the Republic of the Marshall Islands, which generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items, and our board of directors in its discretion may elect not to declare any dividends. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income.

The Preferred Shares represent perpetual equity interests.

The Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Preferred Shares may be required to bear the financial risks of an investment in the Preferred Shares for an indefinite period of time. In addition, the Preferred Shares rank junior to all our indebtedness and other liabilities, and to any other senior securities we may issue in the future with respect to assets available to satisfy claims against us. Each series of our Preferred Shares rank pari passu with one another and any class or series of capital stock established after the original issue date of such preferred shares that is not expressly subordinated or senior to such preferred shares as to the payment

Our Preferred Shares are subordinate to our debt, and your interests could be diluted by the issuance of additional preferred shares, including additional Preferred Shares, and by other transactions.

Our Preferred Shares are subordinate to all of our existing and future indebtedness. As of December 31, 2014, we had aggregate debt outstanding of $469.6 million, of which $17.1 million was payable within the next 12 months. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends on or redeem preferred shares. Our articles of incorporation currently authorize the issuance of up to 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of December 31, 2014, 1,600,000 shares of Series B Preferred Shares, 2,300,000 shares of Series C Preferred Shares and 3,200,000 shares of Series D Preferred Shares were issued and outstanding. Of this blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described under “Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholder Rights Plan”. The issuance of additional preferred shares on a parity with or senior to the Preferred Shares would dilute the interests of holders of such shares, and any issuance of preferred shares senior to such preferred shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Preferred Shares.

Holders of Preferred Shares have extremely limited voting rights.

The voting rights of holders of Preferred Shares are extremely limited. Our common shares are the only class or series of our shares carrying full voting rights. Holders of Preferred Shares have no voting rights other than the ability (voting together as a class with all other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable, including all of the Preferred Shares), subject to certain exceptions, to elect one director if dividends for six quarterly dividend periods (whether or not consecutive) payable on our Preferred Shares are in arrears and certain other limited protective voting rights.

Our ability to pay dividends on and to redeem our Preferred Shares is limited by the requirements of the laws of the Republic of the Marshall Islands, the laws of the Republic of Liberia and existing and future agreements.

The laws of the Republic of Liberia and of the Republic of the Marshall Islands, where our vessel-owning subsidiaries are incorporated, generally prohibit the payment of dividends other than from surplus or net profits, or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. Our subsidiaries may not have sufficient funds, surplus or net profits to make distributions to us. In addition, under guarantees we have entered into with respect to certain of our subsidiaries’ existing credit facilities, we are subject to financial and other covenants, which may limit our ability to pay dividends and redeem the Preferred Shares. These and future agreements may limit our ability to pay dividends on and to redeem the Preferred Shares. We also may not have sufficient surplus or net profits in the future to pay dividends.

Tax Risks

In addition to the following risk factors, you should read “Item 10. Additional Information—E. Tax Considerations—Marshall Islands Tax Considerations,” “Item 10. Additional Information—E. Tax Considerations—Liberian Tax Considerations,” and “Item 10. Additional Information —E. Tax Considerations—United States Federal Income Tax Considerations” for a more complete discussion of expected material Marshall Islands, Liberian and United States federal income tax consequences of owning and disposing of our common stock and Preferred Shares.

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

Safe Bulkers, Inc. was incorporated in the Republic of the Marshall Islands on December 11, 2007, under the BCA, for the purpose of acquiring ownership of various subsidiaries that either owned or were scheduled to own vessels. We are controlled by the Hajioannou family, which has a long history of operating and investing in the international shipping industry, including a long history of vessel ownership. Vassos Hajioannou, the late father of Polys Hajioannou, our chief executive officer, first invested in shipping in 1958. Polys Hajioannou has been actively involved in the industry since 1987, when he joined the predecessor of Safety Management.

Over the past 20 years under the leadership of Polys Hajioannou, we have renewed our fleet by selling 11 drybulk vessels during periods of what we viewed as favorable secondhand market conditions and contracting to acquire 53 drybulk newbuilds and four drybulk secondhand vessels. Also under his leadership, we have expanded the classes of drybulk vessels in our fleet and the aggregate carrying capacity of our fleet has grown from 887,900 deadweight tons prior to our initial public offering in May 28, 2008 to 3,019,700 dwt as of February 24, 2015. Information on our capital expenditure requirements are discussed below in ‘Item 5B. Liquidity and Capital Resources’. The quality and size of our current fleet, together with our long-term relationships with several of our charter customers, are, we believe, the results of our long-term strategy of maintaining a young, high quality fleet, our broad knowledge of the drybulk industry and our strong management team. In addition to benefiting from the experience and leadership of Polys Hajioannou, we also benefit from the expertise of our Manager which, along with its predecessor, has specialized in drybulk shipping since 1965, providing services to over 49 drybulk vessels. In June 2008, we completed an initial public offering of our common stock in the United States and our common stock began trading on the New York Stock Exchange. Our principal executive office is located at Apt. D11, Les Acanthes, 6, Avenue des Citronniers MC 98 000 Monaco. Our representation office in Greece is at 30-32 Avenue Karamanli, 16673 Voula, Athens, Greece. Our registered address in the Republic of the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

B.	Business Overview

We are an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest consumers of marine drybulk transportation services. As of February 24, 2015, we had a fleet of 33 drybulk vessels, with an aggregate carrying capacity of 3,019,700 dwt and an average age of 5.8 years, making us one of the world’s youngest fleets of Panamax, Kamsarmax, Post-Panamax and Capesize class vessels. Our fleet is expected to grow through 2018 as the result of the delivery of 11 further contracted newbuild vessels, comprised of four Panamax class vessels, four Kamsarmax class vessels and three Post-Panamax class vessels. Upon delivery of the last of our contracted newbuilds, assuming we do not acquire any additional vessels or dispose of any of our vessels, our fleet will be comprised of 44 vessels, having an aggregate carrying capacity of 3,906,400 dwt.

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

General

As of February 24, 2015 our fleet comprised 33 vessels, of which 12 are Panamax class vessels, seven are Kamsarmax class vessels, 11 are Post-Panamax class vessels and three are Capesize class vessels, with an aggregate carrying capacity of 3,019,700 dwt and an average age of 5.8 years. Assuming delivery of the last of our contracted vessels in 2018, our fleet will be comprised of 16 Panamax class vessels, 11 Kamsarmax class vessels, 14 Post-Panamax class vessels and three Capesize class vessels, and the aggregate carrying capacity of our 44 vessels will be 3,906,400 dwt. As of February 24, 2015, the average remaining duration of the charters for our existing fleet was 1.12 years.

The majority of vessels in our fleet have sister ships with similar specifications in our existing or newbuild fleet. We believe using sister ships provides cost savings because it facilitates efficient inventory management and allows for the substitution of sister ships to fulfill our period time charter obligations.

Our Fleet and Newbuilds

The table below presents additional information with respect to our drybulk vessel fleet, including our newbuilds, and its deployment as of February 24, 2015.

Vessel Name	Dwt	Year Built (1)	Country of Construction	Charter Type	Charter Rate (2)	Commissions (3)	Charter Period (4)	Sister Ship (5)
CURRENT FLEET
Panamax
Maria	76,000	2003	Japan	Period	$7,464	5.00%	Feb. 2015 – Aug. 2015	A
Koulitsa	76,900	2003	Japan	Period	$13,250	5.00%	Jun. 2014 – Jun 2015
Paraskevi	74,300	2003	Japan	Period	$8,500	5.00%	Jul 2014 – Mar. 2015
Vassos	76,000	2004	Japan	Spot	$7,000	5.00%	Jan. 2015 – Mar. 2015	A
Katerina	76,000	2004	Japan	Spot	$5,250	5.00%	Feb. 2015 – Apr. 2015	A
Maritsa	76,000	2005	Japan	Period	$5,565	5.00%	Feb. 2015 – May 2015	A
Efrossini	75,000	2012	Japan	Period	$10,400	4.75%	Jul. 2014 – May 2015	B
Zoe	75,000	2013	Japan					B
Kypros Land	77,100	2014	Japan	Period	$11,500	5.00%	Feb. 2015 – May 2015	H
Kyprox Sea	77,100	2014	Japan	Period	$12,350	5.00%	Jan. 2015 – Apr. 2015	H
Kypros Unity	78,000	2014	Japan	Period	$8,000	5.00%	Feb. 2015 – Jun. 2015	I
Kypros Bravery	78,000	2015	Japan	Period	$7,800	5.00%	Jan. 2015 – May 2015	I
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	Period (6)	BPI + 9.5%	3.75%	Jul. 2013– Jul. 2015	C
Pedhoulas Trader	82,300	2006	Japan	Period (7)	BPI + 6.5%	3.50%	Aug. 2013 – Aug. 2015	C
Pedhoulas Leader	82,300	2007	Japan	Period	$10,600	4.75%	Jul. 2014 – Apr. 2015	C
Pedhoulas Commander	83,700	2008	Japan	Period	$10,500	4.75%	Jul. 2014 – Apr. 2015
Pedhoulas Builder	81,600	2012	China	Period	$10,000	4.75%	Nov. 2014 – Mar. 2015	D
Pedhoulas Fighter	81,600	2012	China	Spot	$8,250	5.00%	Jan. 2015 – Mar. 2015	D
Pedhoulas Farmer	81,600	2012	China	Period	$11,000	4.75%	Sep. 2014 – Aug. 2015	D
Post-Panamax
Stalo	87,000	2006	Japan	Spot	$6,000	5.00%	Feb. 2015 – Apr. 2015	E
Marina	87,000	2006	Japan	Spot	$5,250	5.00%	Feb. 2015 – Mar. 2015	E
Xenia	87,000	2006	Japan					E
Sophia	87,000	2007	Japan	Spot	$5,250	5.00%	Feb. 2015 – Apr. 2015	E
Eleni	87,000	2008	Japan	Spot	$7,000	5.00%	Jan. 2015 – Feb. 2015	E
Martine	87,000	2009	Japan	Period	$9,100	5.00%	Dec. 2014 – Apr. 2015	E
Andreas K	92,000	2009	South Korea	Spot	$12,200	5.00%	Dec. 2014 – Mar. 2015	F
Panayiota K	92,000	2010	South Korea					F
Venus Heritage	95,800	2010	Japan	Period	$11,400	5.00%	Nov. 2014 – Mar. 2015	G
Venus History	95,800	2011	Japan	Period	$9,833	5.00%	Sep. 2014 – Jun. 2015	G
23

Vessel Name	Dwt	Year Built (1)	Country of Construction	Charter Type	Charter Rate (2)		Commissions (3)		Charter Period (4)	Sister Ship (5)
Venus Horizon	95,800	2012	Japan	Period		$13,000	5.00%		Oct. 2013 – Mar. 2015	G
Capesize
Kanaris	178,100	2010	China	Period		$25,928	2.50%		Sep. 2011 – Jun. 2031
Pelopidas	176,000	2011	China	Period		$38,000	1.00%		Feb. 2012 – Dec. 2021
Lake Despina	181,400	2014	Japan	Period (8)	$ $	23,100 24,810	1.25 1.25	% %	Jan. 2014 – Jul. 2016 Jul. 2016 – Jan. 2024
Subtotal	3,019,700

NEW BUILDS
Panamax
Hull No. 1689	76,500	1H 2015	Japan	Period	$ $	15,800 15,000			Apr. 2015 – Apr. 2020 Apr. 2020 – Apr.2025	H
Hull No. 827	77,000	2H 2015	Japan							I
Hull No. 828	77,000	1H 2016	Japan							I
Hull No. 835	77,000	(9)1H 2017	Japan							I

Kamsarmax
Hull No.1148	82,000	1H 2015	China							K
Hull No. 1146	82,000	(9)1H 2017	China							K
Hull No. 1551	81,600	(9)1H 2017	Japan							L
Hull No. 1552	81,600	(9)1H 2018	Japan							L

Post-Panamax
Hull No. 1685	84,000	(9)1H 2016	Japan							J
Hull No. 1686	84,000	(9)1H 2016	Japan							J
Hull No. 1718	84,000	1H 2016	Japan
Subtotal	886,700
TOTAL	3,906,400

(1)	For newbuilds, the dates shown reflect the expected delivery dates.
(2)	Quoted charter rates are gross charter rates. Gross charter rates are inclusive of commissions. Net charter rates are charter rates after the payment of commissions. Charter agreements may provide for additional payments, namely ballast bonus, to compensate for vessel repositioning.
(3)	Commissions reflect payments made to third-party brokers or our charterers, and do not include the 1.25% fee payable on gross freight, charter hire, ballast bonus and demurrage to our Manager pursuant to our vessel management agreements with our Manager.
(4)	The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of February 24, 2015, scheduled start dates. Actual start dates and redelivery dates may differ from the scheduled start and redelivery dates depending on the terms of the charter and market conditions.
(5)	Each vessel with the same letter is a “sister ship” of each other vessel that has the same letter, and under certain of our charter contracts, may be substituted with its “sister ships.”
(6)	A period time charter at a gross daily charter rate linked to the Baltic Panamax Index (“BPI”) plus a premium of 9.5%.
(7)	A period time charter at a gross daily charter rate linked to the BPI plus a premium of 6.5%.
(8)	A period time charter of 10 years at a gross daily charter rate of $23,100 for the first two and a half years and of $24,810 for the remaining period. The charter agreement grants the charterer the option to extend the period time charter for an additional 12 months at a time, at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times. The charter agreement also grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the period time charter period, at a price of $39 million less 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year. The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party.
(9)	New scheduled delivery date following recapitulation agreement entered by the Company in February 2015. Refer to Note 24 of the consolidated financial statements which are included elsewhere in this annual report. In relation to such delay the Company will incur additional minor adjustments in the capital expenditure requirement for shipyard’s relevant costs.

From the beginning of 1995 through February 24, 2015, we have taken delivery of 39 newbuilds and four secondhand vessels. As of February 24, 2015, we were contracted to take delivery of nine Japanese-built newbuild vessels, comprised of four Panamax class vessels, two Kamsarmax class vessels and three Post-Panamax class vessels and of two Chinese-built newbuild vessels, comprised of two Kamsarmax class vessels. As of February 24, 2015, our remaining capital expenditure requirements were $277.7 million, of which $95.8 million is payable in 2015, $91.7 million is payable in 2016, $69.9 million is payable in 2017 and $20.3 million in 2018.

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

Voyage charters are generally contracts to carry a specific cargo from a load port to a discharge port, including positioning the vessel at the load port. Under a voyage charter, the charterer pays an agreed upon total amount or on a per cargo ton basis, and we pay for both vessel operating expenses and voyage expenses. We infrequently enter into voyage charters. Voyage charters together with spot time charters are referred to in our industry as employment in the spot market.

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

Our Customers

Since 2005 our customers have included over 30 national, regional and international companies, including Bunge, Cargill, Daiichi, Intermare Transport G.m.b.H., Eastern Energy Pte. Ltd., NYK, NS United Kaiun Kaisha, Kawasaki Kisen Kaisha, Oldendorff G.M.B.H and co. KG, Louis Dreyfus, ArcelorMittal or their affiliates. During 2013, two of our charterers accounted for 45.7% of our revenues, namely Daiichi and Kawasaki Kisen Kaisha, with each one accounting for more than 10% of total revenues. During 2012, two of our charterers accounted for 62.9% of our revenues, namely Daiichi and Kawasaki Kisen Kaisha, with each one accounting for more than 10% of total revenues. We seek to charter our vessels primarily to charterers who intend to use our vessels without sub-chartering them to third parties. A prospective charterer’s financial condition and reliability are also important factors in negotiating employment for our vessels.

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

In return for providing such services our Manager receives a fixed management fee of $800 per day per vessel. In return for chartering services rendered to us, our Manager also receives a variable fee of 1.25% on all freight, charter hire, ballast bonus and demurrage for each vessel. Our Manager also receives a sales fee of 1.0% based on the contract price of any vessel sold by it on our behalf, and an acquisition fee of 1.0% based on the contract price of any vessel bought by it on our behalf, including the acquisition of each of our contracted newbuilds. We also pay our Manager a supervision fee of $550,000 per newbuild, of which 50% is payable upon the signing of the relevant supervision agreement, and 50% upon successful completion of the sea trials of each newbuild, which we capitalize, for the on-premises supervision by selected engineers and others on the Manager’s staff of newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise.

Pursuant to the terms of the Management Agreement, the Manager provides to us executive officers at no cost. To the extent that the Manager does not provide executive officers to us but instead such executive officers are employed by us directly, the management fee payable by us to the Manager shall be reduced by an amount equal to the aggregate costs of compensation and benefits and other incidental costs borne by us as a result of such employment.

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

Competition

We operate in highly competitive markets that are based primarily on supply and demand. Our business fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We believe we differentiate ourselves from our competition by providing young, modern vessels with advanced designs and technological specifications. As of February 24, 2015 our fleet had an average age of 5.8 years compared to an industry average of approximately 8.9 years. Upon delivery of our contracted newbuilds vessel, the majority of our fleet will have been built in Japanese shipyards, which we believe provides us with an advantage in attracting large, well-established customers, including Japanese customers.

The drybulk sector is characterized by relatively low barriers to entry, and ownership of drybulk vessels is highly fragmented. In general, we compete with other owners of Panamax class or larger drybulk vessels for charters based upon price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel.

Crewing and Shore Employees

Our management team consists of our chief executive officer, president, chief financial officer and chief operating officer. We directly employ five officers including our legal representative in Greece, our president, chief financial officer and chief operating officer. Our Manager is responsible for the technical management of our fleet and therefore also handles the recruiting, either directly or through crewing agents, of the senior officers and all other crew members for our vessels. As of December 31, 2014, approximately 692 people served on board the vessels in our fleet, and our Manager employed approximately 64 people on shore.

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

Although the P&I Associations compete with each other for business, they have found it beneficial to mutualise their larger risks among themselves through the International Group. This is known as the “Pool.” This pooling is regulated by a contractual agreement which defines the risks that are to be covered and how claims falling on the Pool are to be shared among the participants in the International Group. The Pool provides a mechanism for sharing all claims in excess of $9.0 million up to $80.0 million. For claims in excess of $80.0 million, the International Group purchases reinsurance from the commercial market of up to $3.07 billion per vessel per incident, comprising of reinsurance of up to $2.0 billion per vessel per incident in excess of $80.0 million insured by the Pool and an additional $1.0 billion in excess of the aforesaid $2.07 billion in respect of overspill protection per vessel per incident.

War risks insurance

Our war risk insurance covers risks of partial loss or actual or constructive total loss from confiscations, seizure, capture, vandalism, sabotage and other war related risks and is limited to each vessel’s hull and machinery and increased value insured value plus $500.0 million per vessel per incident in respect of conflicts risks and P&I liabilities, including crew.

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

Vessel Name	Drydocking	Special Survey
Maria	January 2017	April 2018
Vassos	November 2017	February 2019
Katerina	February 2018	May 2019
Maritsa	October 2018	January 2020
Efrossini	November 2015	February 2017
Koulitsa	January 2017	April 2018
Paraskevi	October 2016	January 2018
Pedhoulas Merchant	May 2015	March 2016
Pedhoulas Trader	July 2015	May 2016
Pedhoulas Leader	November 2015	February 2017
Pedhoulas Builder	December 2015	May 2017
Pedhoulas Fighter	May 2016	August 2017
Pedhoulas Farmer	June 2016	September 2017
Stalo	April 2015	January 2016
Marina	April 2015	January 2016
Sophia	December 2015	June 2017
Eleni	August 2017	November 2018
Martine	November 2017	February 2019
Andreas K	May 2018	August 2019
Kanaris	November 2018	February 2020
Panayiota K	January 2019	April 2015
Venus Heritage	September 2015	December 2015
Venus History	October 2015	September 2016
Venus Horizon	December 2015	February 2017
Pelopidas	October 2015	November 2016
Pedhoulas Commander	February 2017	May 2018
Zoe	April 2017	July 2018
Xenia	February 2020	August 2016
Lake Despina	October 2018	January 2019
Kypros Land	November 2017	February 2019
Kypros Sea	January 2018	March 2019
Kypros Unity	June 2018	September 2019
Kypros Bravery	October 2018	January 2020

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

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the drybulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. Our manager and our vessels are certified in accordance with ISO 14001:2004 and ISO 50001:2011 relating to environmental standards and energy efficiency. Moreover we are in process to obtain additional class notation for our fleet for the prevention of sea and air pollution. We believe that the operation of our vessels is in substantial compliance with all environmental laws and regulations applicable to us as of the date of this annual report. However, because such laws and regulations are subject to frequent change and may impose increasingly stricter requirements, such future requirements could limit our ability to do business, increase our operating costs, force the early retirement of our vessels and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations. However, we believe that because our fleet is young and modern, we will not be exposed to the same level of risk faced by owners of older, less modern vessels.

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

In 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Annex VI became effective in 2005, and sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of marine fuels and allows for the establishment of Emission Control Areas (“ECAs”) with more stringent controls on sulfur emissions. An ECA for North America took effect in 2012 and an ECA for the Caribbean took effect in 2014. In 2008, the IMO Marine Environment Protection Committee adopted amendments to Annex VI regarding particulate matter, nitrogen oxides and sulfur oxide emissions. These amendments, which entered into force in 2010, are designed to reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. In addition, the European Union has established separate limitations on the sulfur content of marine fuels, and some European Union countries may be declared Emission Control Areas in the future, pursuant to Annex VI and its amendments. Starting January 1, 2015 reduced limits of sulfur content of fuel oil were introduced resulting to the use of lighter fuels, namely low sulfur Marine Gas Oil (“MGO”) for ECA passage. We have obtained International Air Pollution Prevention Certificates for all our vessels, and believe that maintaining compliance with the existing and known future Annex VI requirements will not have an adverse financial impact on the operation of our vessels. However, additional or new requirements, conventions, laws or regulations, including the adoption of additional ECAs, or other new or more stringent emissions requirements adopted by the IMO, the European Union, the United States or individual states, or other jurisdictions in which we operate, could require vessel modifications or otherwise increase the costs of our operations. Our vessels have the capacity to use low sulfur MGO.

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

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the “Bunker Convention,” which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention also requires registered owners of ships over 1,000 gross tons to maintain insurance in specified amounts to cover their liability for relevant pollution damage. The Bunker Convention became effective on November 21, 2008. The IMO also adopted a requirement which became effective in 2011 that vessels traveling through the Antarctic region (waters south of latitude 60 degrees south) must use lower density fuel. This requirement has not had and we do not expect that it will have a material effect on our operations, which do not involve Antarctic travel.

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

The Maritime Labour Convention

The International Labour Organization’s Maritime Labour Convention was adopted in 2006 (“MLC 2006”). The basic aims of the MLC 2006 are to ensure comprehensive worldwide protection of the rights of seafarers (the Convention is sometimes called the Seafarers’ Bill of Rights) and, to establish a level playing field for countries and ship owners committed to providing decent working and living conditions for seafarers, protecting them from unfair competition on the part of substandard ships. The Convention was ratified on August 20, 2012, and all our vessels had been certified by August 2013, as required. The MLC 2006 requirements have not had, and we do not expect that the MLC 2006 requirements will have, a material effect on our operations.

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

Effective July 31, 2009, the U.S. Coast Guard adopted regulations that adjust the limits of liability of responsible parties under OPA 90 to the greater of $1,000 per gross ton or $854,400 per non-tank vessel and established a procedure for adjusting the limits for inflation every three years. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. As a result of the oil spill in the Gulf of Mexico resulting from the explosion of the Deepwater Horizon drilling rig, bills have been introduced in the U.S. Congress to increase the limits of OPA liability for all vessels, including tanker vessels. In August 2014, the U.S. Coast Guard also proposed regulations that would increase offshore spill liability limits under the OPA 90 to reflect increases in the Consumer Price Index.

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

For the first time, the 2013 VGP contains numeric ballast water discharge limits for most vessels. The 2013 VGP also contains more stringent effluent limits for oil to sea interfaces and exhaust gas scrubber washwater, which will improve environmental protection of U.S. waters. EPA has also improved the efficiency of several of the VGP’s administrative requirements, including allowing electronic recordkeeping, requiring an annual report in lieu of the one-time report and annual noncompliance report, and requiring small vessel owners and/or operators to obtain coverage under the VGP by completing and agreeing to the terms of a Permit Authorization and Record of Inspection form. The 2013 vessel general permit requires the use of an environmentally acceptable lubricant for all oil to sea interfaces for vessels or alternative seal systems, unless technically infeasible. The intent of this new requirement is to reduce the environmental impact of lubricant discharges on the aquatic ecosystem by increasing the use of environmentally acceptable lubricants for vessels operating in waters of the United States.

The potential impact of lubricant discharges – those not from accidental spills -- to the aquatic ecosystem is substantial. Supply of environmentally acceptable lubricants could otherwise increase our investment and operating costs.

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

The U.S. National Invasive Species Act (“NISA”) was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by vessels in foreign ports. Under NISA, the U.S. Coast Guard adopted regulations in July 2004 imposing mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the vessel or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. Mid-ocean ballast exchange is the primary method for compliance with the U.S.Coast Guard regulations, since holding ballast water can prevent vessels from performing cargo operations and alternative methods are still under development.

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

In 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of January 2015, the BWM Convention had been adopted by 44 states, representing approximately 32.86% of the world’s tonnage. Each vessel in our current fleet has been issued a BWM plan Statement of Compliance by the classification society with respect to the applicable IMO regulations and guidelines.

If mid-ocean ballast exchange is made mandatory at the international level or if additional ballast water treatment requirements or options are instituted, significant capital expenditures to retrofit vessels and install ballast treatment equipment will be needed and our operating costs could increase.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, a new treaty may be adopted in the future that includes restrictions on shipping emissions. International and multinational bodies or individual countries also may adopt their own climate change regulatory initiatives. The IMO recently announced its intention to develop reduction measures for greenhouse gases from international shipping. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels, and the European Commission has recently ratified a regulation that would require ships over 5,000 gross tons docking in EU ports to monitor, report and verify greenhouse gas emissions. The proposed regulation would go into effect in 2018, pending approval by the European Parliament, which is expected in 2015. In the United States, the EPA is considering a 2007 petition from the California Attorney General and a coalition of environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the Clean Air Act. These or other developments may result in regulations relating to the control of greenhouse gas emissions. Any passage of climate control legislation or other regulatory initiatives in the jurisdictions where we operate could result in financial impacts on our operations that we cannot predict with certainty at this time.

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

Safe Bulkers, Inc. is a holding company with 45 subsidiaries, 24 of which are incorporated in Liberia, and 21 in the Republic of the Marshall Islands. Our subsidiaries are wholly-owned by us. A list of our subsidiaries as of February 24, 2015 is set forth in Exhibit 8.1 to this annual report.

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

Overview

Our business is to provide international marine drybulk transportation services by operating vessels in the drybulk sector of the shipping industry. As of February 24, 2015 our fleet consisted of 33 drybulk vessels with an aggregate capacity of 3,019,700 dwt and we had contracts for an additional 11 newbuild vessels. We deploy our vessels on a mix of period time and spot time charters according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with period time charters, or to profit from attractive spot time charter rates during periods of strong charter market conditions, or to maintain employment flexibility that the spot market offers during periods of weak time charter market conditions. As of February 24, 2015, 20 out of 33 vessels in our fleet were employed on period time charters and the remainder on spot time charters. We believe our customers, some of which have been chartering our vessels for over 25 years, enter into period time and spot time charters with us because of the quality of our young and modern vessels and our record of safe and efficient operations.

The average number of vessels in our fleet for the years ended December 31, 2012, 2013 and 2014 was 21.1, 26.6 and 31.0, respectively.

After delivery of our contracted newbuild vessels, our drybulk fleet will consist of 44 vessels and will have an aggregate carrying capacity of 3,906,400 dwt, assuming we do not acquire any additional vessels or dispose of any of our vessels.

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

A.	Operating Results

Our operating results are largely driven by the following factors:

•	Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•	Available days. We define available days (also referred to as voyage days) as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys. Available days are used to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance. Operating days are used to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our ownership days during that period. Fleet utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special surveys. During the three years ended December 31, 2014, our average annual fleet utilization rate was approximately 98.97%. However, an increase in annual off-hire days could reduce our operating days, and therefore, our fleet utilization.

•	Time charter equivalent rates. We define time charter equivalent rates, or “TCE rates,” as our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.

The following table reflects our time charter revenues, commissions, voyage expenses, time charter equivalent revenue, available days and time charter equivalent rate for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	(In thousands of U.S. dollars except available days and time charter equivalent rate)

Time charter revenues	$187,557	$191,520	$159,900
Less commissions	3,261	4,799	5,806
Less voyage expenses	7,286	10,207	19,429
Time charter equivalent revenue	$177,010	$176,514	$134,665
Available days	7,703	9,647	11,216
Time charter equivalent rate	$22,979	$18,297	$12,007

•	Daily vessel operating expenses. We define daily vessel operating expenses to include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys, tonnage taxes and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period. Our ability to control our fixed and variable expenses, including our daily vessel operating expenses, also affects our financial results. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, including certain crew wages, are denominated can cause our vessel operating expenses to increase.

•	Daily general and administrative expenses. We define daily general and administrative expenses to include daily management fees and daily public company expenses as defined below. Daily vessel general and administrative expenses are calculated by dividing general and administrative expenses by ownership days for the relevant period.

•	Daily management fees. We define daily management fees to include the fixed and the variable fees payable to our Manager. Daily management fees are calculated by dividing management fees by ownership days for the relevant period.

•	Daily public company expenses. We define daily public company expenses to include expenses incurred related to our operation as a public company such as professional fees, compensation paid to our directors and officers, listing fees and other miscellaneous expenses. Daily public company expenses are calculated by dividing public company expenses by ownership days for the relevant period.

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rates, daily vessel operating expenses, daily general and administrative expenses and daily management fees for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
Ownership days	7,716	9,713	11,309
Available days	7,703	9,647	11,216
Operating days	7,654	9,615	11,174
Fleet utilization	99.20%	98.99%	98.81%
TCE rates	$22,979	$18,297	$12,007
Daily vessel operating expenses	$4,476	$4,320	$4,477
Daily general and administrative expenses(1)	$1,289	$1,170	$1,179
Daily management fees	$1,001	$863	$793
Daily public company expenses	$288	$307	$386

(1)	Aggregate of daily management fees and daily public company expenses.
38

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

Revenues from our period time charters comprised 88.1%, 87.3% and 77.2% respectively, of our charter revenues for the years ended December 31, 2012, 2013 and 2014. The revenues from our spot time charters comprised 11.9%, 12.7 % and 22.8%, respectively, of our charter revenues for the years ended December 31, 2012, 2013 and 2014.

Unearned Revenue / Accrued Revenue

Unearned revenue as of December 31, 2014 includes: (i) cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date amounting to $3.3 million as of December 31, 2014 and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for variable charter rates amounting to $0.3 million, all of which will be recognized as revenue during 2015.

Unearned revenue as of December 31, 2013 includes: (i) cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date amounting to $3.0 million as of December 31, 2013 and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for variable charter rates amounting to $10.3 million, all of which was recognized as revenue during the period from January 1, 2014 until January 10, 2015.

Accrued revenue as of December 31, 2014 includes: (i) accrued revenue of $0.2 million that represents revenue earned prior to cash being received and (ii) accrued revenue of $0.5 million that represents revenue earned prior to cash being received in respect of charter agreements that provide for variable charter rates.

No accrued revenue was recognized during the year ended December 31, 2013.

Commissions

We pay commissions currently ranging up to 5.0% on our period time and spot time charters, to unaffiliated ship brokers, other brokers associated with our charterers and to our charterers. These commissions are directly related to our revenues, from which they are deducted. The amount of our total commissions to unaffiliated ship brokers and other brokers associated with our charterers and to our charterers might grow, as revenues increase due to improving market conditions and delivery of our 11 remaining contracted newbuild vessels, or decrease as a result of deteriorating market conditions. These commissions do not include fees we pay to our Manager, which are described under “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet.”

Voyage Expenses

We charter our vessels primarily through period time charters and spot time charters under which the charterer is responsible for most voyage expenses, such as the cost of bunkers, port expenses, agents’ fees, canal dues, extra war risks insurance and any other expenses related to the cargo. We are responsible for the remaining voyage expenses such as draft surveys, hold cleaning, bunkers during ballast period or for vessel repositioning, postage and other minor miscellaneous expenses related to the voyage. As our past period time charter contracts expire we expect that our voyage expenses will continue to increase in the future due to the increased number of vessels operated in the spot market, which involves increased vessel repositioning costs. We generally do not employ our vessels on voyage charters under which we would be responsible for all voyage expenses, although during 2014 two of our vessels were employed under an equal number of voyage charters. We also record within voyage expenses the 4% United States federal tax we pay in respect of our U.S. source shipping income (imposed on gross income without the allowance for any deductions). In many cases, we recover these taxes from the charterers, and we record such recovered amounts within revenues.

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

Depreciation

We depreciate our drybulk vessels on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Furthermore, we estimate the residual value of our vessels is equal to the product of its lightweight tonnage and estimated scrap rate, which is estimated to be $182 per light-weight ton.

Vessels, Net

Vessels are stated at their historical cost, which consists of the contracted purchase price and any direct material expenses incurred upon acquisition (including improvements, on-site supervision expenses incurred during the construction period if the vessels are newbuilds, commissions paid, delivery expenses and other expenditures to prepare the vessel for her initial voyage), less accumulated depreciation. Financing costs incurred during the construction period of the vessels if the vessels are newbuilds are also capitalized and included in the vessels’ cost. Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

As of December 31, 2013 and 2014, we capitalized interest amounting to $467,019 and $263,748 respectively.

Under our Management Agreement with our Manager, for purchases of vessels including with respect to each of our 12 remaining contracted newbuild vessels as of December 31, 2014, we will pay our Manager an acquisition fee of 1.0% on the contract price of the relevant vessel for our Manager’s services in connection with finalizing the contract and arranging for various regulatory approvals. In addition, according to an agreement between us and our Manager, we pay our Manager a supervision fee in respect of each newbuild, of which 50% is payable upon the signing of the relevant supervision agreement, and 50% upon successful completion of the sea trials of each newbuild, for the on-premises supervision of all newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise. As of May 28, 2008 the supervision fee was $375,000, and as of May 29, 2011 the supervision fee was adjusted to $550,000. These amounts charged by our Manager are included as part of the vessel cost.

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

In connection with our initial public offering which was completed in June 2008, we entered into a two year initial term Management Agreement with our Manager, with automatic one-year renewals for an additional eight years. The fees were fixed for the initial two-year period; the fixed fee at $575 per day per vessel and the variable fee at 1.0% on gross freight, charter hire, ballast bonus and demurrage and were to be adjusted thereafter every year by agreement between us and our Manager. The initial term of two years expired on May 28, 2010 and as of May 29, 2010, pursuant to an agreement between us and our Manager, the variable fee on gross freight, charter hire, ballast bonus and demurrage was adjusted to 1.25%. As of May 29, 2011, pursuant to an agreement between us and our Manager, the fixed fee was adjusted to $700 per day per vessel from $575 per day. As of May 29, 2014, pursuant to an agreement between us and our Manager, the fixed fee was adjusted to $800 per day per vessel from $700 per day. No other readjustment has been made to any other of the fees paid by us to our Manager under the Management Agreement.

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

Although we have not, within the past 10 years, deployed our vessels on bareboat charters and do not currently have any plans to deploy our vessels on bareboat charters, under our Management Agreement, we will also provide our Manager with a fee of $250 per day per vessel deployed on bareboat charters for providing commercial, technical and administrative services.

We expect that the amount of our total management fees will increase following the delivery of our 11 contracted newbuild vessels as of February 24, 2015, and as a result of potential fleet expansion in the future.

Interest Expense and Other Finance Costs

We incur interest expense on outstanding indebtedness under our existing loan and credit facilities, which we include in interest expense. We also incurred financing costs in connection with establishing those facilities, which are deferred and amortized over the period of the facility. The amortization of the finance costs is included in amortization and write-off of deferred finance charges. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing expenses.

Early Redelivery Income/(Cost), Net

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

The undiscounted projected net operating cash flows for each vessel are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent for the unfixed days (based on our company budgeted charter rate for the first 12 months and the most recent 10 year historical average of similar size vessels for the period thereafter) over the remaining estimated life of the vessel, net of brokerage commissions, expected outflows for vessels’ maintenance, vessel operating expenses, assuming an average annual inflation rate and management fees. The undiscounted cash flows incorporate various factors such as estimated future charter rates, future drydocking costs, estimated vessel operating costs assuming an average annual inflation rate of 3%, estimated vessel utilization rates, estimated remaining lives of the vessels, assumed to be 25 years from the initial delivery of the vessel from the shipyard and estimated salvage value of the vessels at $182 per light-weight ton. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

Our analysis of the impairment test performed for the year ended December 31, 2013, indicated a variance of plus 9%, between actual net receipts during 2014 and net receipts forecast by the Company for the same period. Our analysis of the impairment test performed for the year ended December 31, 2014, which also involved sensitivity tests on the future time charter rates (which is the input that is most sensitive to variations), allowing for variances of up to 26% depending on vessel type on time charter rates from the Company’s base scenario, indicated no impairment on any of our vessels.

No impairment loss was recorded for any of the periods presented.

Recent Accounting Pronouncements

Refer to Note 2 of the consolidated financial statements included elsewhere in this annual report.

Results of Operations

Year ended December 31, 2014 compared to year ended December 31, 2013

During the year ended December 31, 2014, we had an average of 31.0 drybulk vessels in our fleet. During the year ended December 31, 2013, we had an average of 26.6 drybulk vessels in our fleet.

During the year ended December 31, 2014, we acquired Lake Despina, a Capesize class newbuild vessel, Kypros Land , Kypros Sea and Kypros Unity, all three Panamax class newbuild vessels.

During the year ended December 31, 2013, we acquired the newbuild vessel Zoe and the secondhand vessel Paraskevi both Panamax class vessels, Xenia, a Post-Panamax class vessel, and Pedhoulas Commander, a Kamsarmax class vessel.

Revenues

Revenues decreased by 16.5%, or $31.6 million, to $159.9 million during the year ended December 31, 2014 from $191.5 million during the year ended December 31, 2013, as result of the net effect of the following factors: (i) a decrease in the TCE rate for 2014 by 34.4% to $12,007, compared to $18,297 for 2013 due to the decrease in prevailing charter rates, and (ii) an increase in operating days for the year ended December 31, 2014 by 16.2% to 11,174 days, compared to 9,615 days for the year ended December 31, 2013, due to deliveries of the vessels Lake Despina, Kypros Land, Kypros Sea and Kypros Unity.

Commissions

Commissions to unaffiliated ship brokers, other brokers associated with our charterers and our charterers during the year ended December 31, 2014 amounted to $5.8 million, an increase of $1.0 million, or 20.8%, compared to $4.8 million during the year ended December 31, 2013, due to the increase in spot charters (which generally bear higher commissions), during the year ended December 31, 2014.

Vessel operating expenses

Vessel operating expenses increased by 21% to $50.6 million during the year ended December 31, 2014 from $42.0 million during the year ended December 31, 2013 as a consequence of the increase in ownership days by

16% from 9,713 in 2013 to 11,309 in 2014. Vessel operating expenses increase is primarily due to the effect of the following factors:

(i)	the increase in crewing cost by 19% to $26.2 million in 2014, compared to $22.0 million in 2013, primarily due to the increased number of ownership days;

(ii)	the increase in cost for spares, stores and provisions by 21% to $9.1 million in 2014, compared to $7.5 million in 2013, attributed to increased use of spares for repairs;

(iii)	the increase in cost for lubricants by 25% to $3.5 million in 2014, compared to $2.8 million in 2013 due to the increased number of ownership days in 2014 compared to 2013;

(iv)	the increase in cost for insurances by 17% to $4.1 million, compared to $3.5 million mainly due to the increased number of ownership days; and

(v)	the increase in repairs and dry-docking costs by 34% to $4.3 million in 2014, compared to $3.2 million in 2013, due to the increased number of dry-dockings of vessels in 2014 compared to 2013.

Consequently, daily operating expenses, which are defined as operating expenses per vessel per ownership day, increased by 3.6% to $4,477 during the year ended December 31, 2014 from $4,320 during the year ended December 31, 2013.

Depreciation

Depreciation expense increased by 15% to $43.1 million during the year ended December 31, 2014, compared to $37.4 million during the year ended December 31, 2013, due to the increase in the average number of vessels from 26.6 during the year ended December 31, 2013 to 31.0 during the year ended December 31, 2014.

General and administrative expenses

General and administrative expenses increased by 17% to $13.3 million during the year ended December 31, 2014, compared to $11.4 million during the year ended December 31, 2013. The increase of $1.9 million is due to the effect of: (i) the increase in the management fees charged by our Manager to $9.0 million in 2014 from $8.4 million in 2013 mainly as a result of the increased ownership days of 11,309 in 2014, from 9,713 in 2013; and (ii) the increase in expenses incurred related to our operation as a public company of $4.4 million in 2014, from $3.0 million in 2013.

Daily general and administrative expenses increased by 1% to $1,179, during the year ended December 31, 2014 from $1,170, during the year ended December 31, 2013.

Daily management fees, which are the part of daily general and administrative expenses payable to our Manager, decreased by 8% to $793 during the year ended December 31, 2014, from $863 during the year ended December 31, 2013.

Daily public company expenses, which are the part of daily general and administrative expenses payable for our operations as a public company increased by 26% to $386 during the year ended December 31, 2014, from $307 during the year ended December 31, 2013.

Interest expense

Interest expense decreased by 9% to $8.3 million during the year ended December 31, 2014, compared to $9.1 million, during the year ended December 31, 2013. This is the result of the combination of: (i) the decrease in average loans outstanding of $499.0 million during the year ended December 31, 2014, compared to the average loans outstanding of $542.1 million during the year ended December 31, 2013 and (ii) the decrease in the weighted average interest rate of our outstanding indebtedness of 1.698% per annum (“p.a.”) for the year ended December 31, 2014 compared to the weighted average interest rate of our outstanding indebtedness of 1.737% p.a. for the year ended December 31, 2013, due to lower prevailing LIBOR rates; and (iii) lower capitalized interest expenses of $0.3 million during the year ended December 31, 2014 compared to $0.5 million during the year ended December 31, 2013. The total principal amount of loans outstanding as of December 31, 2014 was $469.6 million, compared to $508.3 million as of December 31, 2013.

(Loss)/Gain on derivatives

Loss on derivatives of $2.0 million during the year ended December 31, 2014 compared to gain of $0.8 million during the year ended December 31, 2013, resulted from (i) a decrease in the realized loss of interest rate derivatives of $4.1 million during the year ended December 31, 2014 from $5.5 million during the same period of 2013, and (ii) a decrease in the gain from the mark-to-market valuation of interest rate swap transactions of $2.1 million for the year ended December 31, 2014 compared to $6.3 million for the year ended December 31, 2013.

As of December 31, 2014, the aggregate notional amount of interest rate swap transactions outstanding was $263.8 million, compared to $382.2 million as of December 31, 2013. These swaps economically hedged the interest rate exposure of 64.7% of the Company’s aggregate loans outstanding as of December 31, 2014 that bear interest at LIBOR. The mark-to-market valuation of these interest rate swap transactions at the end of each period is affected by the prevailing comparable interest rates at that time.

Early redelivery income/(cost), net

During the year ended December 31, 2014, we recorded early redelivery cost, relating to the early termination of period time charters of our vessels, of $0.5 million compared to $7.1 million early redelivery income during the year ended December 31, 2013. Early redelivery cost during the year ended December 31, 2014 resulted from various minor early redelivery agreements. Early redelivery income during the year ended December 31, 2013 resulted from (i) on April 22, 2013, we took early redelivery of the Sofia, instead of on September 19, 2013, and in connection with this early redelivery, we recognized early redelivery income of $3.0 million, comprised of cash compensation paid by the relevant charterer, (ii) on May 3, 2013, we took early redelivery of the Vassos, instead of on October 1, 2013, and in connection with this early redelivery, we recognized early redelivery income of $2.3 million, comprised of cash compensation paid by the relevant charterer of $2.6 million, net of commissions, less accrued revenue of $0.3 million, and (iii) on May 16, 2013, we took early redelivery of the Katerina, instead of January 1, 2014, and in connection with this early redelivery, we recognized early redelivery income of $1.8 million, comprised of cash compensation paid by the relevant charterer of $2.1 million, net of commissions, less accrued revenue of $0.3 million.

Voyage expenses

During the year ended December 31, 2014, we recorded voyage expenses of $19.4 million, compared to $10.2 million during the year ended December 31, 2013, as a result of increased vessel repositioning expenses as more vessels were employed on the spot charter market.

Loss from inventory valuation

During the year ended December 31, 2014, we recorded a loss of $4.0 million from the valuation of the bunkers remaining on board our vessels, as a result of the decline of bunker market prices during this period. No loss from inventory valuation was recorded during the year ended December 31, 2013.

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

Revenues

Revenues increased by 2%, or $3.9 million, to $191.5 million during the year ended December 31, 2013 from $187.6 million during the year ended December 31, 2012, as result of the net effect of the following factors: (i) an increase in operating days for the year ended December 31, 2013 by 26% to 9,615 days, compared to 7,654 days for the year ended December 31, 2012, due to deliveries of the vessels Paraskevi in January 2013, Pedhoulas Commander in March 2013 and Zoe and Xenia in July 2013, (ii) a decrease in the TCE rate for 2013 by 20.4% to $18,297, compared to $22,979 for 2012 due to the decrease in prevailing charter rates, and (iii) due to the amortization of $16.7 million of cash compensation net of commissions, accrued and deferred revenue in relation to the agreements concluded with the charterers of the Stalo and Eleni.

Commissions

Commissions to unaffiliated ship brokers, other brokers associated with our charterers and our charterers during the year ended December 31, 2013 amounted to $4.8 million, an increase of $1.5 million, or 45%, compared to $3.3 million during the year ended December 31, 2012, due to the increase in our revenues and an increase in our average contracted commissions, which were increased to 2.5% from 1.74% for the years ended December 31, 2013 and 2012, respectively.

Vessel operating expenses

Vessel operating expenses increased by 22% to $42.0 million during the year ended December 31, 2013 from $34.5 million during the year ended December 31, 2012 as a consequence of the increase in ownership days by 26% from 7,716 in 2012 to 9,713 in 2013. Vessel operating expenses increase is primarily due to the net effect of the following factors:

(i)	the increase in crewing cost by 28% to $22.0 million in 2013, compared to $17.2 million in 2012, primarily due to the increased number of ownership days;

(ii)	the increase in cost for spares, stores and provisions by 9% to $7.5 million in 2013, compared to $6.9 million in 2012, attributed to increased use of spares for repairs and the increased number of initial supplies for four vessels delivered in 2013 compared to the six delivered in 2012;

(iii)	the decrease in cost for lubricants to $2.8 million in 2013, compared to $3.3 million in 2012 as the net effect of the increased number of ownership days and the lower costs for lubricants in 2013 compared to 2012;

(iv)	the increase in cost for insurances by 25% to $3.5 million, compared to $2.8 million mainly due to the increased number of ownership days; and

(v)	the increase in repairs and dry-docking costs by 28% to $3.2 million in 2013, compared to $2.5 million in 2012, as a net effect of the reduced repairs costs and the increased dry-docking costs of vessels in 2013 compared to 2012.

Consequently, daily operating expenses, which are defined as operating expenses per vessel per ownership day, decreased by 3.5% to $4,320 during the year ended December 31, 2013 from $4,476 during the year ended December 31, 2012.

Depreciation

Depreciation expense increased by 16% to $37.4 million during the year ended December 31, 2013, compared to $32.3 million during the year ended December 31, 2012, due to the increase in the average number of vessels from 21.1 during the year ended December 31, 2012 to 26.6 during the year ended December 31, 2013.

General and administrative expenses

General and administrative expenses increased by 15% to $11.4 million during the year ended December 31, 2013, compared to $9.9 million during the year ended December 31, 2012. The increase of $1.5 million is due to the net effect of: (i) the increase in the management fees charged by our Manager to $8.4 million in 2013 from $7.7 million in 2012 mainly as a result of the increased ownership days of 9,713 in 2013, from 7,716 in 2012; and (ii) the increase in expenses incurred related to our operation as a public company of $3.0 million in 2013, from $2.2 million in 2012.

Daily general and administrative expenses decreased by 9% to $1,170, during the year ended December 31, 2013 from $1,289, during the year ended December 31, 2012.

Daily management fees, which are the part of daily general and administrative expenses payable to our Manager, decreased by 14% to $863 during the year ended December 31, 2013, from $1,001 during the year ended December 31, 2012.

Daily public company expenses, which are the part of daily general and administrative expenses payable for our operations as a public company increased by 7% to $307 during the year ended December 31, 2013, from $288 during the year ended December 31, 2012.

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

Early redelivery income/(cost), net

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

Voyage expenses

During the year ended December 31, 2013, we recorded voyage expenses of $10.2 million, compared to $7.3 million during the year ended December 31, 2012, as a result of increased vessel repositioning expenses.

B.	Liquidity and Capital Resources

As of December 31, 2014, we had $122.5 million in cash and restricted cash, of which $107.3 million consisted of cash and cash equivalents, $10.9 million consisted of short-term restricted cash and $4.3 million was long-term restricted cash.

As of February 24, 2015, we had $158.7 million in cash, time deposits and restricted cash of which $118.1 million consisted of cash and cash equivalents, $36.3 million was short-term restricted cash and $4.3 million was long-term restricted cash.

As of December 31, 2014, we had aggregate debt outstanding of $469.6 million, of which $17.1 million was payable within the next 12 months. As of December 31, 2014, we had an aggregate additional borrowing capacity of $154.7 million available under existing revolving credit facilities as well as $220.0 million available under committed loan facilities for 12 newbuild vessels.

As of February 24, 2015, we had an aggregate additional borrowing capacity of $119.9 million available under existing revolving credit facilities, as well as $204.0 million available under committed loan facilities for 12 newbuild vessels.

As of December 31, 2014, our commitments for vessel acquisitions were $304.6 million, consisting of $156.9 million payable in 2015, $127.4 million payable in 2016, and $20.3 million payable in 2017. As of December 31, 2014 the existing fleet consisted of 32 vessels and we had contracted to acquire 12 newbuilds, six of which were scheduled to be delivered in 2015, five in 2016 and one in 2017.

As of February 24, 2015, our commitments for vessel acquisitions, before minor adjustments for shipyards’ costs related to delayed deliveries of six newbuild vessels, were $277.7 million, consisting of $95.8 million payable in 2015, $91.7 million payable in 2016, $69.9 million payable in 2017 and $20.3 million payable in 2018. As of February 24, 2015, the existing fleet consisted of 33 vessels and we had contracted to acquire 11 newbuild vessels, three of which were scheduled to be delivered in 2015, four in 2016, three in 2017 and one in 2018.

Our primary liquidity needs are to fund capital expenditures in relation to newbuild contracts, financing expenses, debt repayment, vessel operating expenses, general and administrative expenses and dividend payments to our stockholders. We anticipate that our primary sources of funds will be existing cash and cash equivalents as of December 31, 2014 of $107.3 million, short-term restricted cash of $10.9 million, long-term restricted cash of $4.3 million, additional undrawn borrowing capacity of $154.7 million, cash from operations and possibly, additional indebtedness available under committed loan facilities of $220.0 million for 12 newbuild vessels upon their delivery to us, and equity financing.

We currently estimate that the contracted cash flow from operations, existing cash and cash equivalents, existing undrawn loan and revolving credit facilities and commitments and additional indebtedness secured by committed loan facilities for 11 remaining newbuild vessels, will be sufficient to fund the operations of our fleet, including our working capital requirements, and the capital expenditure requirements through the end of 2015. However, during 2016 or 2017, we may seek additional indebtedness to partially fund our capital expenditure requirements in order to maintain a strong cash position. To the extent that market conditions deteriorate, charterers may default or seek to renegotiate charter contracts, and vessel valuations may decrease, resulting in a breach of our debt covenants. In such case our contracted revenues may decrease and we may be required to make additional prepayments under existing loan facilities, resulting in additional financing needs. If we acquire additional vessels, our capital expenditure requirements will increase and we will need to rely on existing cash and time deposits, operating cash surplus and existing undrawn loan commitments. If we are unable to obtain additional indebtedness, or to find alternative financing, we will not be capable of funding our commitments for capital expenditures relating to our contracted newbuild vessels. A failure to fulfill our commitment would generally result in a forfeiture of the advances we paid to the shipyard with respect to the contracted newbuild vessels. In addition, we may also be liable for other damages for breach of contract. Examples of such liabilities could include payments to the shipyard or the third party seller for the difference between the forfeited advance and the amount that remains to be paid by us if the shipyard or the third party seller cannot locate a third-party buyer that is willing to pay an amount equal to the difference or compensatory payments by us to charter parties with whom we have entered into charters with respect to the contracted newbuilds. Such events could adversely impact the dividends we intend to pay, and could have a material adverse effect on our business, financial condition and results of operation.

We have paid dividends to our stockholders each quarter since our initial public offering in June 2008, including an aggregate amount of $18.4 million over three consecutive quarterly dividends, each in the amount of $0.06 per share, followed by one consecutive quarterly dividend in the amount of $0.04 per share, paid during 2014. We also declared a dividend of $0.02 per share, payable on or about March 17, 2015, to our shareholders of record on March 10, 2015. Also during 2014, we paid four consecutive quarterly dividends of $0.50 per share of Series B Preferred Shares, one quarterly dividend of $0.46667 per share followed by one quarterly dividend of $0.50 per share of Series C Preferred Shares, and one quarterly dividend of $0.66667 per share of Series D Preferred Shares . Our future liquidity needs will impact our dividend policy. We currently intend to use a portion of our free cash to pay dividends to our stockholders. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to our growth strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in our existing and future debt instruments; and (v) global financial conditions. Dividends might be reduced or not be paid in the future. In addition, cash dividends on our common stock are subject to the priority of dividends on our Preferred Shares.

Cash Flows

Cash and cash equivalents increased to $107.3 million as of December 31, 2014, compared to $64.7 million as of December 31, 2013. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to $43.7 million in 2014, consisting of net income after non-cash items of $57.5 million less an increase in working capital of $13.8 million.

Net cash provided by operating activities amounted to $100.6 million in 2013, consisting of net income after non-cash items of $115.7 million less an increase in working capital of $15.1 million.

Net Cash Used in Investing Activities

Net cash flows used in investing activities were $67.0 million for the year ended December 31, 2014 compared to $100.3 million for the year ended December 31, 2013. The decrease in cash flows used in investing activities of $33.3 million from 2013 is mainly attributable to the following factors: (i) an increase of $27.4 million in payments for vessel acquisitions and advances for vessels under construction during the year ended December 31, 2014 compared to the same period of 2013; (ii) an increase in restricted cash of $7.0 million during the year ended December 31, 2014, compared to a decrease of $18.6 million during the year ended December 31, 2013; (iii) proceeds from asset purchase cancellation of $36.3 million during the year ended December 31, 2014, and (iv) an increase in long term investments of $50.0 million, due to the maturity of the floating rate note.

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

Net Cash Provided by/(Used in) Financing Activities

Net cash flows provided by financing activities were $65.9 million for the year ended December 31, 2014, compared to net cash flows used in financing activities of $38.3 million for the year ended December 31, 2013. This increase of $104.2 million, compared to the year ended December 31, 2013, resulted from the combined effect of an increase of $9.3 million in long term debt principal payments, an increase in long-term debt proceeds of $77.9 million, an increase in dividends paid of $8.2 million, an increase of $46.0 million in net proceeds from the issuance of common and preferred stock and an increase in payments of deferred financing costs of $2.2 million.

Net cash flows used in financing activities were $38.3 million for the year ended December 31, 2013, compared to net cash flows provided by financing activities of $127.7 million for the year ended December 31, 2012. This decrease of $166.0 million, compared to the year ended December 31, 2012, resulted from the combined effect of a decrease of $57.9 million in long term debt principal payments, a decrease in long-term debt proceeds of $296.6 million, a decrease in dividends paid of $19.7 million, an increase of $51.7 million in net proceeds from the issuance of common and preferred stock and a decrease in payments of deferred financing costs of $1.3 million.

Credit Facilities

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt. Our subsidiaries have generally entered into individual credit facilities in order to finance the acquisition of the vessels owned by these subsidiaries and for general corporate purposes. In 2014, we entered into a new credit facility which was used to fully refinance the outstanding balances under a credit facility previously entered into by eight of our subsidiaries. Also in 2014, four of our subsidiaries entered into a credit facility which was used to partly refinance the purchase price of two newbuild vessels that were delivered to us during 2014 and provide financing for general corporate purposes. The durations from drawdown of our 16 credit facilities outstanding on December 31, 2014, ranged from two to 15 years, and they are generally repaid by semiannual principal installments and a balloon payment due on maturity, for 12 of them, and by semi-annual principal installments for four of them. We generally pay interest on these facilities at LIBOR plus a margin, except for four facilities, under which a portion of the principal amounts bear interest at the Commercial Interest Reference Rate published by the Organization for Economic Co-operation and Development (“OECD”) applicable on the date of signing of the relevant loan agreements. The obligations under our credit facilities are secured by, among other types of security, first priority mortgages over the vessels owned by the respective borrower subsidiaries, first priority assignments of all insurances and earnings of the mortgaged vessels and guarantees by us.

During 2014, we drew down loans totaling $93.9 million and we repaid $132.7 million of our indebtedness. As of December 31, 2014, we had 16 outstanding credit facilities with a combined outstanding balance of $469.6 million. These debt facilities had maturity dates between 2017 and 2024. For a description of our debt facilities as of December 31, 2014, please see Note 8 to our financial statements included elsewhere in this annual report. During 2015, we are scheduled to repay approximately $17.1 million of our long-term debt outstanding as of December 31, 2014.

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
50

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

Our existing credit facilities also require certain of our subsidiaries to maintain financial ratios and satisfy financial covenants. Depending on the credit facility, certain of our subsidiaries are subject to financial ratios and covenants requiring that these subsidiaries:

•	meets the Minimum Value Covenant;

•	ensure that outstanding amounts in currencies other than the U.S. dollar do not exceed 100% or 110%, as applicable, of the U.S. dollar equivalent amount specified in the relevant credit agreement for the applicable period by, if necessary, providing cash collateral security in an amount necessary for the outstanding amounts to meet this threshold; and

•	ensure that we comply with certain financial covenants under the guarantees described below.

In addition, under guarantees we have entered into with respect to certain of our subsidiaries’ existing credit facilities, we are subject to financial covenants. Depending on the guarantee, these financial covenants include the following:

•	our total consolidated liabilities with the relevant bank divided by our total consolidated assets must not exceed 80% or 85% as the case may be (“Consolidated Leverage Covenant”). The total consolidated assets are based on the market value of our vessels and the book values of all other assets, on an adjusted basis as set out in the relevant guarantee;

•	the ratio of our aggregate debt after deducting cash to EBITDA must not at any time exceed 8.5:1 on a trailing 12 months’ basis (“EBITDA Covenant”). EBITDA is not a recognized measurement under US GAAP and represents net income before net interest expense, income tax expense, depreciation and amortization;

•	our net consolidated worth (total consolidated assets less total consolidated liabilities) (“Consolidated Net Worth Covenant”) must not at any time be less than $150.0 million;

•	the ratio of our EBITDA over consolidated interest expense must not at any time be less than 2.0:1, applicable on a trailing 12 month basis;

•	our consolidated debt must not exceed $514.0 million on December 31, 2014;

•	payment of dividends is subject to no event of default having occurred;

•	maintenance of minimum free liquidity of $500,000 is required on deposit; and

•	a minimum of 35% to 51%, as the case may be, of the Company’s shares shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities.

As of December 31, 2014, the Company was in compliance with all debt covenants with respect to its loan and credit facilities.

Interest Rate Swaps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to economically hedge our exposure to fluctuations in prevailing market interest rates. For more information on our interest rate swap agreements, refer to Note 16 to our financial statements included elsewhere in this annual report.

C.	Research and Development, Patents and Licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they are incurred.

D.	Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for drybulk vessel services. During 2014, the Baltic Dry Index, or “BDI,” experienced significant volatility, reaching a high of 2,113 on January 2, 2014 and a low of 723 on July 22, 2014.

As of February 24, 2015, the BDI was 516.

The decline and volatility in charter rates in the drybulk market reflects in part the fact that the supply of drybulk vessels in the market has been increasing. Demand for drybulk vessel services is influenced by global financial conditions. Global financial conditions remain volatile and demand for drybulk services may decrease in the future. There has been a pattern of volatility in recent years. For example, after reaching historical highs in mid-2008, charter hire rates for Panamax and Capesize drybulk vessels reached near historically low levels. For example, the Baltic Drybulk Index, or “BDI,” declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94% within a single calendar year. See also “Item 3. Key Information—D. Risks Inherent in Our Industry and Our Business—The international drybulk shipping industry is cyclical and volatile, and charter rates during 2014 were significantly lower than their highs in the middle of 2008 reaching recently all time lows; these factors may lead to further reductions and volatility in our charter rates, vessel values and results of operations.”

In response to the volatile market conditions, we seek to strengthen our charter coverage. Currently, 21 of our 33 vessels are employed or scheduled to be employed in period time charters of more than three months. Additionally, we believe we have structured our capital expenditure requirements, debt commitments and liquidity resources is a way that will provide us with financial flexibility (see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” for more information).

E.	Off-Balance Sheet Arrangements

As of December 31, 2014, we did not have any off-balance sheet arrangements.

F.	Contractual Obligations

Our contractual obligations as of December 31, 2014 were:

	Total	Less than 1 year (2015)	1-3 years (2016-2017)	3-5 years (2018-2019)	More than 5 years (After January 1, 2020)
	(Dollars in thousands)
Long-term debt obligations	$469,568	$17,121	$67,063	$218,341	$167,043
Interest payments (1)	$45,762	$11,195	$18,918	$11,673	$3,976
Payments to our Manager (2)	$23,230	$15,404	$7,826	—	—
Newbuild contracts	$304,571	$156,874	$147,697	—	—
Total	$843,131	$200,594	$241,504	$230,014	$171,019
52

(1)	Amounts shown reflect estimated interest payments we expect to make with respect to our long-term debt obligations and interest rate swaps. The interest payments reflect an assumed LIBOR-based applicable interest rate of 0.3628% (the six-month LIBOR rate as of December 31, 2014), plus the relevant margin of the applicable credit facility and the estimated net settlement of our interest rate swaps. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources—Interest Rate Swaps.”
(2)	Represents the fixed fee of $800 per vessel per day and the variable fee of 1.25% of estimated charter hire based on charter agreements in place as of December 31, 2014, based on the management fees effective as of May 29, 2014. In addition, it includes amounts payable to our Manager under the Management Agreement in respect of the acquisition fees for each of the 12 newbuilds vessels and the supervision fees for each of the 12 newbuild vessels, which are described elsewhere herein. The levels of the above mentioned fees are subject to adjustment every year and will be agreed upon between us and our Manager. The fees shown in the table above do not take into account any potential future changes to the fees. Pursuant to the terms of the Management Agreement, the Manager provides executive officers at no cost. To the extent that the manager does not provide executive officers, but instead we employ executive officers directly, the management fee is reduced by an amount equal to the aggregate cost of compensation and benefits and other incidental costs borne as a result of employing the executive officers directly. The fees shown in the table above do not take into account any such reductions.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth, as of February 24, 2015, information regarding our directors and executive officers.

Name	Age	Position
Polys Hajioannou	48	Chief Executive Officer, Chairman of the Board and Class I Director
Dr. Loukas Barmparis	52	President, Secretary and Class II Director
Konstantinos Adamopoulos	52	Chief Financial Officer and Class III Director
Ioannis Foteinos	56	Chief Operating Officer and Class I Director
John Gaffney	54	Class II Director
Frank Sica	64	Class III Director
Ole Wikborg	59	Class I Director

Certain biographical information about each of these individuals is set forth below. The term of our Class I directors expires in 2018, the term of our Class II directors expires in 2016 and the term of our Class III directors expires in 2017.

Polys Hajioannou is our Chief Executive Officer and has been Chairman of our board of directors since 2008. Mr. Hajioannou also serves with our Manager and prior to its inception, our Manager’s predecessor Alassia Steamship Co., Ltd., which he joined in 1987. Mr. Hajioannou was elected as a member of the board of directors of the Union of Greek Shipowners in 2006 and served on the board until February 2009. Mr. Hajioannou is also a founding member of the Union of Cyprus Shipowners. Mr. Hajioannou is a member of the Lloyd’s Register Hellenic Advisory Committee. In 2011, Mr. Hajioannou was appointed to the board of directors of the Hellenic Mutual War Risks Association (Bermuda) Limited and in 2013 he was elected at the board of directors of the UK Mutual Steam Ship Assurance Association (Bermuda) Limited. Mr. Hajioannou holds a Bachelor of Science degree in nautical studies from Sunderland University.

Dr. Loukas Barmparis is our President and Secretary and has been a member of our board of directors since 2008. Dr. Barmparis also serves as the technical manager of our Manager, which he joined in February 2006. Until 2009 he was the project development manager of the affiliated Alassia Development S.A., responsible for renewable energy projects. Prior to joining our Manager and Alassia Development S.A., from 1999 to 2005 and from 1993 to 1995, Dr. Barmparis was employed at N. Daskalantonakis Group, Grecotel, one of the largest hotel chains in Greece, as technical manager and project development general manager. During the interim period between 1995 and 1999, Dr. Barmparis was employed at Exergia S.A. as an energy consultant. Dr. Barmparis holds a master of business administration (“M.B.A.”) from the Athens Laboratory of Business Administration, a doctorate from the Imperial College of Science Technology and Medicine, a master of applied science from the University of Toronto and a diploma in mechanical engineering from the Aristotle University of Thessaloniki.

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

Ioannis Foteinos is our Chief Operating Officer and has been a member of our board of directors since February 2009. Mr. Foteinos has 26 years of experience in the shipping industry. After obtaining a bachelor’s degree in nautical studies from Sunderland University, he joined the predecessor of our Manager, Safety Management Overseas, in 1984, where he presently serves and will continue to serve as Chartering Manager.

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

Ole Wikborg has been a member of our board of directors and of our audit committee and corporate governance, nominating and compensation committee since 2008. Mr. Wikborg has been involved in the marine and shipping industry in various capacities for over 30 years. Since 2002, Mr. Wikborg has served as a director, senior underwriter and member of the management team of the Norwegian Hull Club, based in Oslo, Norway. From 2002 to 2006, Mr. Wikborg also served as a member and chairman of the Ocean Hull Committee of the International Union of Marine Insurance (“IUMI”). Since 2006, he has served as Vice President and a member of the Executive Board of the IUMI and, he was elected as President of IUMI from 2010 to 2014. Since 1997, Mr. Wikborg has served as a board member of the Central Union of Marine Insurers, based in Oslo, and was that organization’s Chairman from 2009 to 2013. From 1997 until 2002, Mr. Wikborg served as the senior vice president and manager of the marine and energy division of the Zurich Protector Insurance Company ASA. Prior to his carrier in marine insurance, Mr. Wikborg served in the Royal Norwegian Navy, attaining the rank of Lieutenant Commander.

John Gaffney has been a member of our board of directors and of our audit committee since October 2009, and a member and chairman of our corporate governance, nominating and compensation committee, since October 2011. Mr. Gaffney joined the law firm of Gibson, Dunn & Crutcher LLP as a partner in November 2011. From January 2010 through September 2011, Mr. Gaffney was a Senior Vice President of Corporate Affairs and General Counsel of Solyndra, Inc., where he led Solyndra’s corporate affairs and legal activities. From January 2008 through December 2009, Mr. Gaffney was an Executive Vice President at First Solar, where he led First Solar’s corporate development, government affairs, legal and sustainable development activities. Prior to joining First Solar, Mr. Gaffney practiced law at the firm of Cravath, Swaine & Moore LLP, where he was a partner from 1993 to 2008. Mr. Gaffney is a graduate of The George Washington University, where he received a B.A degree, and New York University, where he received his J.D. and M.B.A. degrees.

B.	Compensation of Directors and Senior Management

Our Manager, pursuant to the terms of management agreement, has historically provided to us our executive officers at no cost. For the year ended December 31, 2014, certain executive officers and senior management were employed directly by us, in which case the management fee payable by us to the Manager is reduced by an amount equal to the aggregate costs of compensation and benefits and other incidental costs borne by us as a result of such employment. The aggregate costs of compensation and benefits and other incidental costs of executive officers and senior management employed directly by the Company for the year ended December 31,

2014, was $1.8 million. For a discussion of the fees payable to our Manager, refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreement”. Also, we do not have any service contracts with any of our non-executive directors that provide for benefits upon termination of their services.

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

As of December 31, 2014, we had seven members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. None of our directors is a party to service contracts with us providing for benefits upon termination of employment. Information regarding the period which each director served and the date of expiration of each director’s current term is available in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

During the fiscal year ended December 31, 2014, the full board of directors held four meetings. Each director attended all of the meetings of committees of which the director was a member in person or electronically. Our board of directors has determined that each of Messrs. Sica, Gaffney and Wikborg are independent within the current meanings of independence employed by the corporate governance rules of the New York Stock Exchange and the SEC. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the chairman of the audit committee, Mr. Frank Sica, or to the chairman of the corporate governance, nominating and compensation committee, Mr. John Gaffney, may do so by writing to our Secretary, Dr. Loukas Barmparis, Safe Bulkers, Inc., 30-32 Avenue Karamanli, 16673, Voula, Athens, Greece.

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
56

•	handling such other matters that are specifically delegated to the corporate governance, nominating and compensation committee by the board of directors from time to time.

D.	Employees

We directly employ our president, Dr. Loukas Barmparis, our chief financial officer, Konstantinos Adamopoulos, our chief operating officer, Ioannis Foteinos, our internal auditor and an employee who serves as our legal representative at our representation office in Greece. As of December 31, 2014, approximately 692 people served on board the vessels in our fleet, and our Manager employed approximately 64 people on shore.

E.	Share Ownership

The Common Stock and Preferred Shares beneficially owned by our directors and executive officers and/or companies affiliated with these individuals is disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below.

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

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock and Preferred Shares as of February 24, 2015 held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 24, 2015 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership for each stockholder is based on 83,457,938 shares of common stock outstanding as of February 24, 2015. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Identity of Person or Group	Number of Shares of Common Stock Owned	Percentage of Common Stock	Number of Shares of Series B Preferred Shares		Percentage of Series B Preferred Shares	Number of Shares of Series C Preferred Shares	Percentage of Series C Preferred Shares	Number of Shares of Series D Preferred Shares	Percentage of Series D Preferred Shares
5% Beneficial Owners:
Vorini Holdings Inc.(1)	19,426,015	23.28%	—		—	—	—	—	—
Bellapais Maritime Inc.(2)	5,000,000	5.99%	—		—	—	—	—	—
Kyperounta Maritime Inc.(2)	5,000,000	5.99%	30,000		1.88%	—	—	—	—
Lefkoniko Maritime Inc.(2)	5,000,000	5.99%	50,000		3.13%	—	—	150,000	4.69%
Akamas Maritime Inc.(2)	6,000,000	7.19%	—		—	—	—	—	—
Chalkoessa Maritime Inc.(2)	5,000,000	5.99%	200,000		12.50%	72,000	3.13%	—	—
Nicolaos Hadjioannou(3)	22,426,015	26.87%	—		—	—	—	—	—
Officers and Directors:								—	—
Polys Hajioannou(4)	45,426,015	54.43%	280,000		17.50%	72,000	3.13%	150,000	4.69%
Dr. Loukas Barmparis	—	—	*		*	*	*	*	*
Konstantinos Adamopoulos	—	—	*		*	*	*	*	*
Ioannis Foteinos	*	*	—		—	*	*	*	*
Frank Sica	79,574	*	*	(5)	*	*	*	*	*
Ole Wikborg	23,323	*	—		—	—	—	—	—
John Gaffney	23,323	*	20,000		1.25%	—	—	*	*
All executive officers and directors as a group (7 persons)	45,552,235	54.58%	328,000		20.50%	88,000	3.83%	204,000	6.38%

*	Less than 1%
(1)	Controlled by Polys Hajioannou and his family.
(2)	Controlled by Polys Hajioannou.
(3)	By virtue of shares owned indirectly through Vorini Holdings, Inc. and other entities he controls.
(4)	By virtue of shares owned indirectly through Vorini Holdings, Inc., Bellapais Maritime Inc., Kyperounta Maritime Inc., Lefkoniko Maritime Inc., Akamas Maritime Inc. and Chalkoessa Maritime Inc.
(5)	Held in a trust controlled by Frank Sica for the benefit of his family members.

In June 2008, we completed a registered public offering of our shares of common stock in which the selling stockholder was Vorini Holdings Inc., and our common stock began trading on the New York Stock Exchange. Our major stockholders have the same voting rights as our other stockholders. As of February 24, 2015, we had 12 stockholders of record, three of these stockholders of record were located in the United States and held an aggregate 36,934,614 shares of common stock, representing approximately 44.26% of our outstanding shares of common stock. However, one of the United States stockholders of record is Cede & Co., a nominee of The Depository Trust Company, which holds 36,883,271 shares of our common stock. Accordingly, we believe that the shares held by Cede & Co. include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control. We are not aware of any significant changes in the percentage ownership held by any major stockholders since our initial public offering.

The Hajioannou family owns approximately 58.02% of our outstanding common stock. They are able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. Shares of our common stock held by the Hajioannou family do not have different or unique voting rights.

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

Compensation of Our Manager

Under our Management Agreement, in return for providing technical, commercial and administrative services, our Manager receives a fixed fee of $800 per vessel for vessels in our fleet, prorated for the number of calendar days that we own or charter-in each vessel and $250 per vessel per day, for bareboat charters. Such fee is subject to reduction for any compensation and benefits paid by us. Our Manager also receives a variable fee of 1.25% on all gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in our fleet. Further, our Manager receives an acquisition fee of 1.0% based on the contract price of any vessel bought and a sales fee of 1.0% based on the contract price of any vessel sold by it on our behalf, including each of our contracted newbuilds. We also pay our Manager a supervision fee of $550,000 per newbuild, of which 50% is payable upon the signing of the relevant supervision agreement, and 50% upon successful completion of the sea trials of each newbuild, for the on-premises supervision of all newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise. The management fees were constant for the 2 year initial period of the Management Agreement, which ended on May 28, 2010. On May 29, 2010, pursuant to an agreement between us and our Manager, the variable fee on gross freight, charter hire, ballast bonus and demurrage was adjusted to 1.25% from 1.0%. On May 29, 2011, the fixed fee per vessel was adjusted to $700 from $575 per day, and the supervision fee per newbuild was adjusted to $550,000 from $375,000, while all other management fees remained constant. On May 29, 2014, the fixed fee per vessel was adjusted to $800 from $700 per day, while all other management fees remained constant. Since then all management fees have remained constant. Pursuant to the terms of management agreement, the Manager provides to us executive officers at no cost. To the extent that the Manager does not provide executive officers to us but instead such executive officers are employed by us directly, the management fee payable by us to the Manager shall be reduced by an amount equal to the aggregate costs of compensation and benefits and other incidental costs borne by us as a result of such employment.

The management fees do not cover capital expenditure, financial costs and operating expenses for our vessels and our general and administrative expenses such as directors, and officers’ liability insurance, legal and accounting fees and other similar third party expenses. More specifically, we reimburse expenses of the Manager or its personnel directly related to the operation and management of our vessels, such as:

•	interest, principal and other financial costs;

•	voyage expenses;

•	vessel operating expenses including crewing costs, surveyor’s attendance fees, bunkers, lubricant oils, spares, survey fees, classification society fees, maintenance and repair costs, tonnage taxes and vetting expenses;

•	commissions, remuneration or disbursements due to lawyers, brokers, agents, surveyors, consultants, financial advisors, investment bankers, insurance advisors;

•	deductibles, insurance premiums and/or P&I calls; and

•	postage, communication, traveling, victualing and other out of pocket expenses.

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

Our Manager’s Termination Rights

Our Manager may terminate our Management Agreement prior to the end of its term if:

•	any money payable by us is not paid when due or if due on demand, within 10 business days following demand by our Manager;

•	we default in the performance of any other material obligation under the Management Agreement and the matter is unresolved within 20 business days after we receive written notice of such default from our Manager;

•	the management fee determined by arbitration in respect of any annual period following the initial term is unsatisfactory to our Manager, in which case the Manager may terminate upon 12 months’ written notice to us;

•	any acquisition of our shares or a merger, consolidation or similar transaction results in any “person” or “group” acquiring 40% or more of the total voting power of our or the resulting entity’s outstanding voting securities, and such percentage represents a higher percentage of such voting power than that held directly or indirectly by Polys Hajioannou and Nicolaos Hadjioannou, collectively; or
60

•	there is a change in directors after which a majority of the members of our board of directors are not continuing directors.

“Continuing directors” means, as of any date of determination, any member of our board of directors who was:

•	a member of our board of directors on June 4, 2008; or

•	nominated for election or elected to our board of directors with the approval of a majority of the directors then in office who were either directors on June 4, 2008 or whose nomination or election was previously so approved.

Our Termination Rights

In addition to certain standard termination rights, we may terminate our Management Agreement prior to the end of its term if:

•	our Manager defaults in the performance of any material obligation under our Management Agreement and the matter is not resolved;

•	within 20 business days after our Manager receives from us written notice of such default; or

•	any money payable by our Manager to us or third parties under our Management Agreement is not paid or accounted for within 10 business days following written notice by us.

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

Sale of Our Manager

Our Manager has agreed that, during the term of the Management Agreement and for one year after its termination, our Manager will not transfer, assign, sell or dispose of all or substantially all of its business that is necessary for the performance of its services under the Management Agreement without the prior written consent of our board of directors. Furthermore, during such period, in the event of any proposed change in control of our Manager, we have a 30-day right of first offer to purchase our Manager. In December 2011, the Management Agreement was amended to define a “proposed change in control of our Manager” to mean (a) the approval by the board of directors of the Manager or the shareholders of the Manager of a proposed sale of all or substantially all of the assets or property of the Manager necessary for the performance of its services under the Management Agreement; or (b) the approval of any transaction that would result in: (i) Polys Hajioannou or Vorini Holdings Inc., or any entity controlled by, or under common control with, any of the above, beneficially owning, directly or indirectly, less than 60% of the outstanding voting securities or voting power of the Manager or Machairiotissa Holdings Inc. (the sole shareholder of the Manager), respectively, or (ii) Polys Hajioannou or Vorini Holdings Inc., or any entity controlled by, or under common control with, any of the above, together with all directors, officers and employees of the Manager beneficially owning, directly or indirectly, less than 80% of the outstanding voting securities or voting power of the Manager or Machairiotissa Holdings Inc., respectively.

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

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” below.

Legal Proceedings

We were involved in an arbitration dispute in London, England, with Zhoushan Jinhaiwan Shipyard Co (the “Shipyard”). We had entered into an agreement with the Shipyard for the construction, sale and delivery by the Shipyard to us of one 180,000 dwt Capesize class newbuild vessel (Hull No. J0131) in exchange for USD $53 million. In December 2012, after having paid $31.8 million in advances during construction, we exercised our termination right under the agreement due to the Shipyard’s excessive construction delays and delivered demands to each of the Shipyard and the refund guarantor, The Export Import Bank of China (a bank rated Aa3 by Moody’s Investor Services), pursuant to the agreement and the refund guarantees, respectively, for a refund of the full amount of advances paid, with interest. In response, in January 2013, the Company received a notice of arbitration, and arbitration proceedings with the Shipyard were initiated in London, England. The Shipyard alleged that the Company’s termination constituted a breach of the agreement and argued that the Company was not entitled to a refund of the advances paid or interest. In September, 2013 a hearing was held in London with respect to certain preliminary issues related to the case. In January 2014, an arbitration award in our favor was issued, which provided that the Company had lawfully cancelled the shipbuilding contract and ordered the Shipyard to refund to the Company the full amount of the advances paid, with interest. We received the full amount of the advances paid, with interest, on March 25, 2014. Subsequently, in June 2014, in order to recover the legal expenses associated with the refund claim, we applied to the arbitration Tribunal for an Award of Costs in our favor. In December 2014, an Award of Costs was issued in which we were awarded our costs of the arbitration and the application for costs in the amount of Euros 366,014.37 and GBP 11,980, with interest. As we have utilized our insurance arrangements to cover the costs of the case, our share in this award is one fourth of the awarded amounts. We have served demands for payment of all awarded amounts to the Shipyard and will continue to vigorously pursue their recovery from the Shipyard.

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

Dividend Policy

We paid our first quarterly dividend as a public company of $0.1461 per share of Common Stock in August 2008 and subsequent dividends of $0.475 per share of Common Stock in November 2008, $0.15 per share in February 2009, May 2009, August 2009, November 2009, February 2010, May 2010, August 2010, November 2010, February 2011, May 2011, August 2011, November 2011, February 2012, May 2012 and August 2012, and $0.05 per share of Common Stock in November 2012, March 2013, June 2013, September 2013 and $0.06

per share of Common Stock in December 2013. During 2014, we paid an aggregate amount of $18.4 million over three consecutive quarterly dividends, each in the amount of $0.06 per share of Common Stock, followed by one consecutive quarterly dividend in the amount of $0.04 per share of Common Stock.

We paid our first dividend of $0.26111 per share of Series B Preferred Shares in July 2013, and a subsequent dividend of $0.5111 per share of Series B Preferred Shares in October 2013. During 2014, we paid an aggregate amount of $3.2 million over four consecutive quarterly dividends, each in the amount of $0.50 per share of Series B Preferred Shares. During 2014, we paid an aggregate amount of $2.2 million over two consecutive quarterly dividends of $0.46667 and $0.50 per share of Series C Preferred Shares. During 2014, we paid an aggregate amount of $2.1 million over one quarterly dividend of $0.66667 per share of Series D Preferred Shares.

We currently intend to use a portion of our free cash to pay dividends to our shareholders. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (a) our earnings, financial condition and cash requirements and available sources of liquidity, (b) decisions in relation to our growth strategies, (c) provisions of Marshall Islands and Liberian law governing the payment of dividends, (d) restrictive covenants in our existing and future debt instruments and (e) global financial conditions. Dividends might be reduced or not be paid by us. Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves, as well as additional factors unrelated to our profitability. In addition, cash dividends on our common stock are subject to the priority of dividends on our Preferred Shares. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments. See “Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Industry and Our Business” for a discussion of the risks related to our ability to pay dividends.

B.	Significant Changes

No significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING

Trading on the New York Stock Exchange

Since our initial public offering in the United States on May 29, 2008, our common stock has been listed on the New York Stock Exchange under the symbol “SB.” Since June 18, 2013 our Series B Preferred Shares have been listed on the New York Stock Exchange under the symbol “SB PR B.” Since May 7, 2014 our Series C Preferred Shares have been listed on the New York Stock Exchange under the symbol “SB PR C.” Since June 30, 2014 our Series D Preferred Shares have been listed on the New York Stock Exchange under the symbol “SB PR D.” The following table shows the high and low sales prices for our common stock during the indicated periods.

	Price Range
	High	Low
2010	$9.18	$6.50
2011	9.78	5.28
2012	7.73	3.12
2013	10.95	3.40
2014	11.48	3.77
First Quarter 2013	5.19	3.40
Second Quarter 2013	5.75	4.59
Third Quarter 2013	7.65	4.78
Fourth Quarter 2013	10.95	6.21
First Quarter 2014	11.48	8.65
Second Quarter 2014	10.18	7.76
Third Quarter 2014	9.92	6.65
Fourth Quarter 2014	6.77	3.77
August 2014	8.87	6.75
September 2014	8.80	6.65
October 2014	6.77	4.90
November 2014	5.73	4.56
December 2014	4.92	3.77
January 2015	4.01	3.43
February 2015(1)	4.07	3.44

(1)	For the period through February 24, 2015.

The following table shows the high and low sales prices for our Series B Preferred Shares during the indicated periods.

	Price Range
	High	Low
2013 (1)	$27.78	$24.29
2014	27.79	25.01
First Quarter 2014	26.56	25.01
Second Quarter 2014	26.68	25.69
Third Quarter 2014	27.79	25.12
Fourth Quarter 2014	27.24	25.10
August 2014	27.79	25.12
September 2014	27.50	25.75
October 2014	27.24	25.10
November 2014	26.85	25.10
December 2014	25.85	25.20
January 2015	25.50	22.74
February 2015(2)	24.50	24.00

(1)	For the period from June 18, 2013, the date on which our Series B Preferred Shares began trading on the New York Stock Exchange, until the end of the period.
(2)	For the period through February 24, 2015.
65

The following table shows the high and low sales prices for our Series C Preferred Shares during the indicated periods.

	Price Range
	High	Low
2014 (1)	$25.46	$16.03
Second Quarter (1)	25.46	25.01
Third Quarter 2014	25.28	23.36
Fourth Quarter 2014	24.44	16.03
August 2014	24.79	23.36
September 2014	24.91	23.80
October 2014	24.44	22.29
November 2014	23.43	19.68
December 2014	20.12	16.03
January 2015	19.98	16.80
February 2015(2)	20.59	19.00

(1)	For the period from May 2, 2014, the date on which our Series C Preferred Shares began trading on the New York Stock Exchange, until the end of the period.
(2)	For the period through February 24, 2015.

The following table shows the high and low sales prices for our Series D Preferred Shares during the indicated periods.

	Price Range
	High	Low
2014 (1)	$24.90	$15.52
Second Quarter (1)	24.90	23.64
Third Quarter 2014	24.44	15.52
Fourth Quarter 2014	24.42	16.90
August 2014	24.69	23.64
September 2014	24.69	23.65
October 2014	24.44	22.35
November 2014	22.85	19.58
December 2014	20.25	15.52
January 2015	19.76	16.75
February 2015(2)	20.44	18.70

(1)	For the period from June 30, 2014, the date on which our Series D Preferred Shares began trading on the New York Stock Exchange, until the end of the period.
(2)	For the period through February 24, 2015.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Under our articles of incorporation, our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, of which, as of December 31, 2014 and February 24, 2015, 83,450,266 and 83,457,938 shares were issued and outstanding, respectively, and 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of December 31, 2014 and February 24, 2015, 1,600,000 shares of Series B Preferred Shares, 2,300,000 shares of Series C Preferred Shares and 3,200,000 shares of Series D Preferred Shares were issued and outstanding. Of this blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan.” All of our shares of stock are in registered form.

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

Preferred Stock

Our articles of incorporation authorize our board of directors, without any further vote or action by our stockholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan,” and 1,600,000 have been designated as Series B Preferred Shares, 2,300,000 have been designated as Series C Preferred Shares and 3,200,000 have been designated as Series D Preferred Shares, and to determine, with respect to any series of preferred stock established by our board of directors, the terms and rights of that series, including:

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

Detachment of rights

The rights are attached to all certificates representing our outstanding common stock and will attach to all common stock certificates we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the rights plan, unless we redeem or exchange them earlier as described below. The rights will separate from the common stock and a rights distribution date will occur, subject to specified exceptions, on the earlier of the following two dates:

•	10 days following the first public announcement that a person or group of affiliated or associated persons or an “acquiring person” has acquired or obtained the right to acquire beneficial ownership of 15% or more of our outstanding common stock; or

•	10 business days following the start of a tender or exchange offer that would result, if closed, in a person becoming an “acquiring person.”

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

Redemption of rights

At any time until 10 days after the date on which the occurrence of a flip-in event is first publicly announced, we may redeem the rights in whole, but not in part, at a redemption price of $0.01 per right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash, shares of common stock or any other consideration our board of directors may select. The rights are not exercisable after a flip-in event until they are no longer redeemable. If our board of directors timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action.

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

Blank check preferred stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described above under “—Stockholder Rights Plan” and 1,600,000 have been designated as Series B Preferred Shares, 2,300,000 have been designated as Series C Preferred Shares and 3,200,000 have been designated as Series D Preferred Shares. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

Marshall Islands Tax Considerations

We are a non-resident domestic Marshall Islands corporation. Because we do not, and we do not expect that we will, conduct business or operations in the Republic of the Marshall Islands, under current Marshall Islands law we are not subject to tax on income or capital gains and our stockholders (so long as they are not citizens or residents of the Republic of the Marshall Islands) will not be subject to Marshall Islands taxation or withholding on dividends and other distributions (including upon a return of capital) we make to our stockholders. In addition, so long as our stockholders are not citizens or residents of the Republic of the Marshall Islands, our stockholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, holding or disposition of our common stock, and our stockholders will not be required by the Republic of the Marshall Islands to file a tax return relating to our common stock or Preferred Shares.

Each stockholder is urged to consult its tax counselor or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Republic of the Marshall Islands, of its investment in us. Further, it is the responsibility of each stockholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it.

Liberian Tax Considerations

Some of our vessel-owning subsidiaries are incorporated under the laws of the Republic of Liberia. The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the “New Act”) which did not distinguish between the taxation of “non-resident” Liberian corporations, such as our subsidiaries, which conduct no business in Liberia and were wholly exempt from taxation under the income tax law previously in effect since 1977, and “resident” Liberian corporations which conduct business in Liberia and are, and were under the prior law, subject to taxation. The New Act was amended by the Consolidated Tax Amendments Act of 2011 which was published and became effective on November 1, 2011 (the “Amended Act”). The Amended Act specifically exempts from taxation non-resident Liberian corporations such as our Liberian subsidiaries that engage in international shipping (and not exclusively in Liberia) and that do not engage in other business or activities in Liberia other than as specifically enumerated in the Amended Act. In addition, the Amended Act made such exemption from taxation retroactive to the effective date of the New Act.

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

Shipping income attributable to transportation exclusively between non-United States ports is generally not subject to United States income tax. However, unless exempt from United States income tax under the rules contained in Section 883 of the Code, a non-United States corporation is, under the rules of Section 887 of the Code, subject to a 4% United States income tax in respect of its “United States source gross transportation income” (without the allowance for deductions). United States source gross transportation income includes 50% of shipping income that is attributable to transportation that begins or ends (but that does not both begin and end) in the United States. Under Section 883 of the Code, a non-United States corporation will be exempt from United States income tax on its United States source gross transportation income if:

(a)	it is organized in a foreign country (its “country of organization”) that grants an “equivalent exemption” to United States corporations; and

(b)	either more than 50% of the value of its stock is owned, directly or indirectly, by individuals who are “residents” of its country of organization or of another foreign country that grants an “equivalent exemption” to United States corporations or its stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States.

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

If you are an individual, trust or estate, dividends you receive from us should be treated as “qualified dividend income” taxed at preferential rates, provided that:

(a)	the common stock or Preferred Shares on which the dividends are paid are readily tradable on an established securities market in the United States (such as the NYSE);

(b)	we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under “—PFIC Status”);

(c)	you own our stock for more than (x) in the cases where the dividends on the Preferred Shares are attributable to a period or periods aggregating in excess of 366 days, 90 days in the 181-day period beginning 90 days before the date on which the Preferred Shares become ex-dividend or (y) in all other cases, 60 days in the 121-day period beginning 60 days before the date on which the stock becomes ex-dividend;

(d)	you are not under an obligation to make related payments with respect to positions in substantially similar or related property; and

(e)	certain other conditions are met.

Special rules may apply to any “extraordinary dividend.” Generally, an extraordinary dividend is: (1) a dividend in an amount that is equal to (or in excess of) (x) 10%, in the case of common stock, or (y) 5%, in the case of the Preferred Shares, of your adjusted tax basis in (or the fair market value of, in certain circumstances) a share of our stock or (2) dividends received within a one year period that, in the aggregate, equal or exceed 20% of your adjusted tax basis in (or fair market value of in certain circumstances) a share of our stock. If we pay an “extraordinary dividend” on our stock that is treated as “qualified dividend income” and if you are an individual, estate or trust, then any loss you derive from a subsequent sale or exchange of such stock will be treated as long-term capital loss to the extent of such dividend.

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

Taxation of United States Holders That Make No Election

Finally, if we were treated as a PFIC for any taxable year and if you did not make either a QEF Election or a “mark-to-market” election for that year, you would be subject to special rules with respect to (a) any excess distribution (that is, the portion of any distributions received by you on our stock in a taxable year in excess of 125% of the average annual distributions received by you in the three preceding taxable years, or, if shorter, your holding period for our stock) and (b) any gain realized on the sale, exchange or other disposition of our stock. Under these special rules:

(1)	the excess distribution or gain would be allocated ratably over your aggregate holding period for our common stock;

(2)	the amount allocated to the current taxable year would be taxed as ordinary income; and

(3)	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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

If you are a non-United States holder, you may be required to establish your exemption from information reporting and backup withholding by certifying your status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable. If you sell our stock to or through a United States office or broker, the payment of the sales proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-United States person, under penalties of perjury, or you otherwise establish an exemption. If you sell our stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements (but not backup withholding) will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell our stock through a non-United States office of a broker that is a United States person or has certain other connections with the United States.

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

A.	Quantitative Information About Market Risk

Interest Rate Risk

We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding, which is based on U.S. dollar LIBOR plus, in the case of each credit facility, a specified margin. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we use derivative financial instruments. We had entered into 12 interest rate swap agreements as of December 31, 2014, compared to 15 interest rate swap agreements as of December 31, 2013, in order to manage future interest costs and the risk associated with changing interest rates.

The total notional principal amount of these swaps as of December 31, 2014 was $263.8 million. The swaps have specified rates and durations. Refer to the table in Note 16 of our financial statements included elsewhere in this annual report which summarizes the interest rate swaps in place as of December 31, 2014 and December 31, 2013. Under our interest rate swap transactions, the bank effects quarterly or semiannual floating-rate payments to us for the relevant amount based either on the three- or six-month U.S. dollar LIBOR and we make quarterly or semiannual payments to the bank on the relevant amount at the respective fixed rates.

We entered into these interest rate swap agreements to mitigate our exposure to interest rate fluctuations and at a time when we believed long-term interest rates were reasonably low. None of our interest rate swap meets hedge accounting criteria under accounting guidance relating to Derivatives and Hedging. Although we are exposed to credit-related losses in the event of non-performance in connection with such swap agreements, because the counterparties are major financial institutions, we consider the risk of loss due to their nonperformance to be minimal.

Through these swap transactions, we effectively hedged the interest rate exposure of 64.7% of our loans outstanding as of December 31, 2014, which bear interest at LIBOR.

The following table sets forth the sensitivity of our existing loans as of December 31, 2014 as to a 100 basis point increase in LIBOR taking into account our interest rate swap agreements that are currently in place, during the next five years, and reflects the additional interest expense.

Year	Amount
2015	$2.1 million
2016	$2.5 million
2017	$2.6 million
2018	$2.9 million
2019	$2.1 million

Foreign Currency Exchange Risk

We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2014 we incurred approximately 29.81% of our vessel operating expenses in currencies other than the U.S. dollar. As of December 31, 2014, approximately 45.81% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar and were subject to exchange rate risk, as their value fluctuates with changes in exchange rates.

A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2014, would have increased our vessel operating expenses by approximately $1,509,630 and the fair value of our outstanding accounts payable by approximately $77,158.

While, from time to time, we have in the past used financial derivatives in the form of foreign exchange forward agreements to mitigate the risk associated with exchange rate fluctuations, currently, no such instruments are in place.

There have been no material quantitative changes in market risk exposures between 2014 and 2013.

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

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2014. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include without limitations controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2014.

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

In making its assessment of our internal control over financial reporting as of December 31, 2014, management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013 (“COSO”).

Management concluded that, as of December 31, 2014, our internal control over financial reporting was effective. Deloitte Hadjipavlou, Sofianos & Cambanis S.A. (“Deloitte”), our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2014 which is reproduced in its entirety in Item 15(c) below.

C.	Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Safe Bulkers, Inc., Majuro, Republic of the Marshall Islands:

We have audited the internal control over financial reporting of Safe Bulkers, Inc. and its subsidiaries (the “Company”) as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated March 10, 2015 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece

March 10, 2015

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

We have adopted a Code of Business Conduct and Ethics for all officers and employees of our company, which incorporates a Code of Ethics for directors and a Code of Conduct for corporate officers, a copy of which is posted on our website, and may be viewed at http://www.safebulkers.com/corp_ethics.htm. We will also provide a paper copy of this document free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Dr. Loukas Barmparis, Secretary, Safe Bulkers, Inc., 30-32 Avenue Karamanli, 16673, Voula, Athens, Greece. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2014.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees billed to the Company for the fiscal years ended December 31, 2014 and 2013 by the Company’s principal accounting firm, Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, Limited, by the category of service, were as follows:

	2013	2014
	(In Thousands)
Audit fees	$464	$463
Total fees	$464	$463

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

On June 10, 2009, the Company announced that Vorini Holdings Inc. authorized a program under which it may from time to time purchase shares of the Company’s common stock on the open market. The maximum number of shares of common stock that can be purchased annually under the program and any private placement is approximately 2% of the Company’s shares outstanding. The program is still in effect and details on the shares purchased in 2014 are set forth in the table below. As of February 24, 2015, the Company had 83,457,938 shares of common stock outstanding. Approximately 48,426,015 of those shares, or 58.02% of common stock outstanding, were held by the Company’s affiliates, according to information provided to the Company by such affiliates. The remaining 35,031,923 shares, or 41.98% of common stock outstanding, represented the public float.

Period 2014	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Units)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs
January	—	—	—
February	—	—	—
March	—	—	—
83

April	—	—	—
May	—	—	—
June	—	—	—
July	—	—	—
August	—	—	—
September	—	—	—
October	—	—	—
November	27,118	4.78	27,118
December	972,882	4.31	972,882
2015
January	—	—	—
February	—	—	—

(a)	All purchases have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act.

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G	CORPORATE GOVERNANCE

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

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-27 included herein by reference.

ITEM 19.	EXHIBITS

Exhibit	Description
1.1	Amended and Restated Articles of Incorporation*
1.2	Articles of Amendment to Amended and Restated Articles of Incorporation**
1.3	Amended and Restated Bylaws*
2.1	Form of Registration Rights Agreement between Safe Bulkers, Inc. and Vorini Holdings Inc.*
2.2	Stockholder Rights Agreement*
2.3	Specimen Share Certificate*
3.1	Statement of Designation of the 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares (Par Value $0.01 Per Share) (Incorporated by reference to the Company’s Form 8-A12B filed with the SEC on June 18, 2013)
3.2	Statement of Designation of the 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (Par Value $0.01 Per Share) (Incorporated by reference to Exhibit 3.4 on the Company’s Form 8-A12B filed with the SEC on May 7, 2014)
3.3	Statement of Designation of the 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (Par Value $0.01 Per Share) (Incorporated by reference to Exhibit 3.4 on the Company’s Form 8-A12B filed with the SEC on June 30, 2014)
4.1	Form of Management Agreement between Safety Management Overseas S.A. and Safe Bulkers, Inc. ***
4.2	Amendment No. 1 to Management Agreement between Safety Management Overseas S.A. and Safe Bulkers, Inc. ***
4.3	Amendment No. 2 to Management Agreement between Safety Management Overseas S.A. and Safe Bulkers, Inc. ***
4.4	Amendment No. 3 to Management Agreement between Safety Management Overseas S.A. and Safe Bulkers, Inc. ***
4.5	Form of Restrictive Covenant Agreement among Safe Bulkers, Inc., Polys Hajioannou, Vorini Holdings Inc., SafeFixing Corp and Machairiotissa Holdings Inc. ***
4.6	Amendment No. 1 to Restrictive Covenant Agreement among Safe Bulkers, Inc., Polys Hajioannou, Vorini Holdings Inc., SafeFixing Corp and Machairiotissa Holdings Inc. ***
4.7	Amendment No. 2 to Restrictive Covenant Agreement among Safe Bulkers, Inc., Polys Hajioannou, Vorini Holdings Inc., SafeFixing Corp and Machairiotissa Holdings Inc. ***
4.8	Form of Restrictive Covenant Agreement between Safe Bulkers, Inc. and Polys Hajioannou***
4.9	Amendment No. 1 to Restrictive Covenant Agreement between Safe Bulkers, Inc. and Polys Hajioannou***
4.10	Secured Loan Agreement, dated September 22, 2014, by and among Safe Bulkers, Inc., the Financial Institutions listed in Schedule 1 thereto, DNB Bank ASA, as Mandated Lead Arranger, DNB Bank ASA, as Agent, DNB Bank ASA, as Swap Provider, and DNB Bank ASA, as Security Agent.
8.1	List of Subsidiaries
12.1	Certification of principal executive officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended
12.2	Exchange Act of 1934, as amended
85

Exhibit	Description
13.1	Certification of principal executive officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995) filed with the SEC and hereby incorporated by reference to such Registration Statement.
**	Previously filed as an exhibit to the Company’s Form 6-K filed with the SEC on October 8, 2009 and hereby incorporated by reference to such Form 6-K.
***	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F filed with the SEC on March 5, 2014 and hereby incorporated by reference to such Form 20-F.
86

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

March 10, 2015

By
/s/ KONSTANTINOS ADAMOPOULOS
	Name:	Konstantinos Adamopoulos
	Title:	Chief Financial Officer and Director
87

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Safe Bulkers, Inc.

Majuro, Republic of the Marshall Islands.

We have audited the accompanying consolidated balance sheets of Safe Bulkers, Inc. and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Safe Bulkers, Inc. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece

March 10, 2015

SAFE BULKERS, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2013 AND 2014
(In thousands of U.S. Dollars, except for share and per share data)

		December 31,
	Notes	2013	2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		64,671	107,311
Accounts receivable	4	36,372	4,530
Inventories		12,600	11,185
Accrued revenue	21	—	212
Restricted cash		6,750	10,939
Prepaid expenses and other current assets		2,792	1,715
Investment	9	50,000	—
Total current assets		173,185	135,892
FIXED ASSETS:
Vessels, net	5	855,200	960,423
Advances for vessel acquisitions and vessels under construction	6	76,299	74,243
Total fixed assets		931,499	1,034,666
OTHER NON CURRENT ASSETS:
Deferred finance charges, net	7	5,347	6,601
Restricted cash		1,423	4,263
Derivative assets	16	762	455
Accrued revenue		—	452
Total assets		1,112,216	1,182,329
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	8	35,185	17,121
Unearned revenue	21	13,106	3,599
Trade accounts payable		4,109	3,014
Accrued liabilities	17	3,865	4,467
Derivative liabilities	16	732	493
Due to Manager	3	307	24
Total current liabilities		57,304	28,718
Derivative liabilities – Long-term	16	3,270	1,065
Long-term debt, net of current portion	8	473,110	452,447
Unearned revenue – Long-term	21	196	—
Total liabilities		533,880	482,230
COMMITMENTS AND CONTINGENCIES	11	—	—
SHAREHOLDERS’ EQUITY:
Shareholders’ equity:
Common stock, $0.001 par value; 200,000,000 authorized, 83,436,484 and 83,450,266 issued and outstanding at December 31, 2013 and 2014, respectively	10	83	83
Preferred stock, $0.01 par value; 20,000,000 authorized, 1,600,000 Series B Preferred Shares and 1,600,000 Series B Preferred Shares, 2,300,000 Series C Preferred Shares, 3,200,000 Series D Preferred Shares, issued and outstanding at December 31, 2013 and 2014, respectively		16	71
Additional paid in capital		237,212	370,201
Retained earnings		341,025	329,744
Total shareholders’ equity		578,336	700,099
Total liabilities and shareholders’ equity		1,112,216	1,182,329

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In thousands of U.S. Dollars, except for share and per share data)

		Year Ended December 31,
	Notes	2012	2013	2014
REVENUES:
Revenues	14	187,557	191,520	159,900
Commissions		(3,261)	(4,799)	(5,806)
Net revenues		184,296	186,721	154,094

EXPENSES:
Voyage expenses		(7,286)	(10,207)	(19,429)
Vessel operating expenses	15	(34,540)	(41,964)	(50,634)
Depreciation	5	(32,250)	(37,394)	(43,084)
General and administrative expenses
-Management fee to related party	3,20	(7,726)	(8,379)	(8,962)
-Public company expenses	20	(2,220)	(2,981)	(4,369)
Early redelivery income/(cost), net	18	11,677	7,050	(532)
Loss from inventory valuation	12	—	—	(4,001)
Gain on asset purchase cancellation	13	—	—	3,633
Operating income		111,951	92,846	26,716

OTHER (EXPENSE)/INCOME:
Interest expense	8	(9,072)	(9,086)	(8,335)
Other finance costs		(1,268)	(1,032)	(1,132)
Interest income		1,122	1,008	821
(Loss)/gain on derivatives	16	(5,384)	813	(1,977)
Foreign currency (loss)/gain		(3)	(40)	13
Amortization and write-off of deferred finance charges	7	(1,226)	(1,252)	(1,472)
Net income		96,120	83,257	14,634
Less preferred dividend		—	1,787	9,390
Net income available to common shareholders		96,120	81,470	5,244
Earnings per share in U.S. Dollars, basic and diluted	23	1.27	1.05	0.06
Weighted average number of shares, basic and diluted		75,468,465	77,495,029	83,446,970

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC. CONSOLIDATED STATEMENTS
OF SHAREHOLDERS’ EQUITY FOR THE YEARS
ENDED DECEMBER 31, 2012, 2013 AND 2014
(In thousands of U.S. Dollars, except for per share data)

	Common Stock	Preferred Stock	Additional Paid in Capital	Retained Earnings	Total
Balance as of January 1, 2012	71	—	114,918	216,853	331,842
Net income	—	—	—	96,120	96,120
Issuance of common stock	6	—	35,231	—	35,237
Share based compensation	—	—	120	—	120
Common share dividends ($0.50 per share)	—	—	—	(37,463)	(37,463)
Balance as of December 31, 2012	77		150,269	275,510	425,856
Net income	—	—	—	83,257	83,257
Issuance of common stock	6	—	47,974	—	47,980
Issuance of preferred stock	—	16	38,849	—	38,865
Share based compensation	—	—	120	—	120
Preferred share dividends	—	—	—	(1,235)	(1,235)
Common share dividends ($0.21 per share)	—	—	—	(16,507)	(16,507)
Balance as of December 31, 2013	83	16	237,212	341,025	578,336
Net income	—	—	—	14,634	14,634
Issuance of preferred stock	—	55	132,869	—	132,924
Share based compensation	—	—	120	—	120
Preferred share dividends	—	—	—	(7,557)	(7,557)
Common share dividends ($0.22 per share)	—	—	—	(18,358)	(18,358)
Balance as of December 31, 2014	83	71	370,201	329,744	700,099

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(In thousands of U.S. Dollars)

	December 31,
	2012	2013	2014
Cash Flows from Operating Activities:
Net income	96,120	83,257	14,634
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	32,250	37,394	43,084
Gain on asset purchase cancellation	—	—	(3,633)
Loss from inventory valuation	—	—	4,001
Amortization and write-off of deferred finance charges	1,226	1,252	1,472
Unrealized gain on derivatives	(2,798)	(6,329)	(2,137)
Share based compensation	120	120	120
Change in:
Accounts receivable	303	675	42
Due from Manager	24	—	—
Inventories	(3,247)	(6,700)	(2,586)
Accrued revenue	(646)	646	(664)
Prepaid expenses and other current assets	(575)	12	190
Due to Manager	73	234	(283)
Trade accounts payable	1,878	950	(997)
Accrued liabilities	(255)	(2,595)	192
Unearned revenue	(19,408)	(8,322)	(9,703)
Net Cash Provided by Operating Activities	105,065	100,594	43,732

Cash Flows from Investing Activities:
Vessel acquisitions including advances for vessels under construction	(136,845)	(118,894)	(146,300)
Proceeds from the asset purchase cancellation	—	—	36,320
Maturity of investment	—	—	50,000
Increase in restricted cash	(23,300)	(6,250)	(13,779)
Restricted cash released	2,000	24,800	6,750
Net Cash Used in Investing Activities	(158,145)	(100,344)	(67,009)

Cash Flows from Financing Activities:
Proceeds from long-term debt	312,630	16,000	93,925
Principal payments of long-term debt	(181,254)	(123,372)	(132,652)
Dividends paid	(37,463)	(17,742)	(25,915)
Payment of deferred financing costs	(1,467)	(132)	(2,267)
Proceeds on issuance of common stock	35,505	48,255	—
Payment of common stock offering expenses	(268)	(177)	(98)
Proceeds on issuance of preferred stock	—	39,328	133,387
Payment of preferred stock offering expenses	—	(463)	(463)

Net Cash Provided by/ (Used in) Financing Activities	127,683	(38,303)	65,917

Net increase/ (decrease) in cash and cash equivalents	74,603	(38,053)	42,640
Cash and cash equivalents at beginning of year	28,121	102,724	64,671
Cash and cash equivalents at end of year	102,724	64,671	107,311
Supplemental cash flow information:
Cash paid for interest (excluding capitalized interest):	8,534	9,263	8,594
Non cash Investing and Financing activities (represent advances and capitalized interest for newbuild Hull J0131 for 2012 and other minor non- cash items for 2013 and 2014):	32,412	194	506

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

Safe Bulkers, Inc. (“Safe Bulkers” or the “Company”) was formed on December 11, 2007, under the laws of the Republic of the Marshall Islands for the purpose of acquiring an ownership interest in 19 companies. Each of the 19 companies were under the common control of Polys Hajioannou and his family and owned or were scheduled to acquire a newbuild drybulk vessel. The shares of the 19 companies were contributed to Safe Bulkers by Vorini Holdings, Inc. (“Vorini Holdings”), a Marshall Islands corporation, controlled by Polys Hajioannou and his family. Safe Bulkers became the owner of 100% of each of the 19 companies, and Vorini Holdings became the sole shareholder of Safe Bulkers.

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

Since the IPO, Safe Bulkers successfully completed four additional public common stock offerings and three preferred stock offerings.

As of December 31, 2014, Safe Bulkers held 45 wholly-owned companies (which are referred to herein as “Subsidiaries”) which together owned and operated a fleet of 32 drybulk vessels and were scheduled to acquire an additional 12 newbuild (the “Newbuilds”) vessels.

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

The accompanying consolidated financial statements include the operations, assets and liabilities of the Company, and of the Subsidiaries listed below.

Subsidiary	Vessel Name	Type	Built
Maxeikosiepta Shipping Corporation (“Maxeikosiepta”)(1)	Paraskevi	Panamax	January 2003
Marindou Shipping Corporation (“Marindou”)(1)	Maria	Panamax	April 2003
Maxeikosiexi Shipping Corporation (“Maxeikosiexi”)(1)	Koulitsa	Panamax	April 2003
Avstes Shipping Corporation (“Avstes”)(1)	Vassos	Panamax	February 2004
Kerasies Shipping Corporation (“Kerasies”)(1)	Katerina	Panamax	May 2004
Marathassa Shipping Corporation (“Marathassa”)(1)	Maritsa	Panamax	January 2005
Maxeikositessera Shipping Corporation (“Maxeikositessera”)(1)	Efrossini	Panamax	February 2012
Glovertwo Shipping Corporation (“Glovertwo”)(3)	Zoe	Panamax	July 2013
Shikokutessera Shipping Inc. (“Shikokutessera”)(3)	Kypros Land	Panamax	January 2014
Shikokupente Shipping Inc. (“Shikokupente”)(3)	Kypros Sea	Panamax	March 2014
Gloverthree Shipping Corporation (“Gloverthree”)(3)	Kypros Unity	Panamax	September 2014
Gloverfour Shipping Corporation (“Gloverfour”)(2)(3)	Kypros Bravery (H 822)	Panamax	January 2015
Pemer Shipping Ltd. (“Pemer”)(1)	Pedhoulas Merchant	Kamsarmax	March 2006
Petra Shipping Ltd. (“Petra”)(1)	Pedhoulas Trader	Kamsarmax	May 2006
Pelea Shipping Ltd. (“Pelea”)(1)	Pedhoulas Leader	Kamsarmax	March 2007
Vassone Shipping Corporation (“Vassone”)(3)	Pedhoulas Commander	Kamsarmax	May 2008
Maxeikosi Shipping Corporation (“Maxeikosi”)(1)	Pedhoulas Builder	Kamsarmax	May 2012
Maxeikositria Shipping Corporation (“Maxeikositria”)(1)	Pedhoulas Fighter	Kamsarmax	August 2012
Maxeikosiena Shipping Corporation (“Maxeikosiena”)(1)	Pedhoulas Farmer	Kamsarmax	September 2012
Staloudi Shipping Corporation (“Staloudi”)(1)	Stalo	Post-Panamax	January 2006
Marinouki Shipping Corporation (“Marinouki”)(1)	Marina	Post-Panamax	January 2006
Soffive Shipping Corporation (“Soffive”)(1)	Sophia	Post-Panamax	June 2007
Vasstwo Shipping Corporation (“Vasstwo”)(1)	Xenia	Post-Panamax	August 2006
Eniaprohi Shipping Corporation (“Eniaprohi”)(1)	Eleni	Post-Panamax	November 2008
Eniadefhi Shipping Corporation (“Eniadefhi”)(1)	Martine	Post-Panamax	February 2009
Maxdodeka Shipping Corporation (“Maxdodeka”)(1)	Andreas K	Post-Panamax	September 2009
Maxdekatria Shipping Corporation (“Maxdekatria”)(1)	Panayiota K	Post-Panamax	April 2010
Maxdeka Shipping Corporation (“Maxdeka”)(3)	Venus Heritage	Post-Panamax	December 2010
Shikoku Friendship Shipping Company (“Shikoku”)(3)	Venus History	Post-Panamax	September 2011
Maxenteka Shipping Corporation (“Maxenteka”)(3)	Venus Horizon	Post-Panamax	February 2012
Maxpente Shipping Corporation (“Maxpente”)(1)	Kanaris	Capesize	March 2010
Eptaprohi Shipping Corporation (“Eptaprohi”)(1)	Pelopidas	Capesize	November 2011
Maxtessera Shipping Corporation (“Maxtessera”)(3)	Lake Despina	Capesize	January 2014
Shikokuokto Shipping Inc. (“Shikokuokto”)(3)	TBN - H 1689	Panamax	1H 2015 (4)
Youngone Shipping Inc. (“Youngone”)(3)	TBN - H 1148	Kamsarmax	1H 2015 (4)
Gloverfive Shipping Corporation (“Gloverfive”)(3)	TBN - H 827	Panamax	2H 2015 (4)
Shikokuexi Shipping Inc. (“Shikokuexi”)(3)	TBN - H 1685	Post-Panamax	2H 2015 (4) (5)
Shikokuepta Shipping Inc. (“Shikokuepta”)(3)	TBN - H 1686	Post-Panamax	2H 2015 (4) (5)
F-8

Subsidiary	Vessel Name	Type	Built
Gloversix Shipping Corporation (“Gloversix”)(3)	TBN - H 828	Panamax	1H 2016 (4)
Youngtwo Shipping Inc. (“Youngtwo”)(3)	TBN - H 1146	Kamsarmax	1H 2016 (4) (5)
Shikokuennia Shipping Inc. (“Shikokuennia”)(3)	TBN - H 1718	Post-Panamax	1H 2016 (4)
Gloverseven Shipping Corporation (“Gloverseven”)(3)	TBN - H 835	Panamax	2H 2016 (4) (5)
Kyotofrendo One Shipping Inc. (“Kyotofrendo One”)(3)	TBN - H 1551	Kamsarmax	1H 2016 (4) (5)
Kyotofrendo Two Shipping Inc. (“Kyotofrendo Two”)(3)	TBN - H 1552	Kamsarmax	1H 2017 (4) (5)
Maxeikosipente Shipping Corporation (“Maxeikosipente”)(1)(6)	—	—	—
Efragel Shipping Corporation (“Efragel”)(1)(7)	—	—	—
S.B. Sea Venture Company Ltd (8)	—	—	—

(1)	Incorporated under the laws of the Republic of Liberia.
(2)	Newbuild vessel acquisition. Refer to Note 24.
(3)	Incorporated under the laws of the Republic of the Marshall Islands.
(4)	Estimated completion date for newbuild vessels as of December 31, 2014.
(5)	Refer to Note 24 for rescheduled delivery date.
(6)	Cancellation of Newbuild. Refer to Notes 4 and 11.
(7)	Company dissolved in October 2012.
(8)	Incorporated under the laws of the Republic of Cyprus, dissolved in September 2014.

For the years ended December 31, 2012, 2013 and 2014, the following charterers individually accounted for more than 10% of the Company’s charter revenues as follows:

	December 31,
	2012	2013	2014
Daiichi Chuo Kisen Kaisha	46.48%	30.30%	—
Kawasaki Kisen Kaisha	16.39%	15.39%	—

2.	Significant Accounting Policies:

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

Foreign Currency Translation: The reporting and functional currency of the Company is the U.S. dollar (“USD”). Transactions incurred in other currencies are translated into USD using the exchange rates in effect at the time of the transaction. On the balance sheet date, monetary assets and liabilities that are denominated in other currencies are translated into USD to reflect the end-of-period exchange rates. Resulting gains or losses from foreign currency transactions are recorded within Foreign currency loss/(gain) in the accompanying consolidated statements of income in the period in which they arise.

Cash and Cash Equivalents: Cash and cash equivalents consist of current, call, time deposits and certificates of deposit with original maturities of three months or less and which are not restricted for use or withdrawal.

Time Deposits: Time deposits are held with banks with original maturities longer than three months. In the event original maturities are shorter than 12 months, such deposits are classified as current assets; if original maturities are longer than 12 months, such deposits are classified as non-current assets.

Restricted Cash: Restricted cash represents minimum cash deposits or cash collateral deposits required to be maintained with certain banks under the Company’s borrowing arrangements or in relation to bank guarantees issued on behalf of the Company. In the event that the obligation relating to such deposits is expected to be terminated within the next 12 months, these deposits are classified as current assets; otherwise they are classified as non-current assets.

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

Vessels, Net: Vessels are stated at their historical cost, which consists of the contracted purchase price and any direct material expenses incurred upon acquisition (including improvements, on-site supervision expenses incurred during the construction period if the vessels are newbuilds, commissions paid, delivery expenses and other expenditures to prepare the vessel for her initial voyage), less accumulated depreciation. Financing costs incurred during the construction period of the vessels if the vessels are newbuilds are also capitalized and included in the vessels’ cost. Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

Vessels’ Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated residual value. We estimate the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

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

Impairment of Long-lived Assets: The Company follows the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of income. Various factors including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs are included in this analysis. No impairment loss was recorded during the years ended December 31, 2012, 2013 and 2014.

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

Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less the cost to sell the asset. These assets are no longer depreciated once they meet the criteria of being held for sale. There were no assets held for sale as of December 31, 2013 and 2014.

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

Derivative Instruments: The Company may enter into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to the acquisition of vessels and on certain loan obligations. The Company also enters into interest rate derivatives to create economic hedges for its exposure to interest rate risk of its loan obligations (see also Notes 8 and 16). When such derivatives do not qualify for hedge accounting the Company records these financial instruments in the consolidated balance sheet at their fair value as either a derivative asset or a liability, and recognizes the fair value changes thereto in the consolidated statements of income. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) until the hedged item is recognized in the consolidated statements of income. For the years ended December 31, 2012, 2013 and 2014, no derivatives were accounted for as accounting hedges.

Financial Instruments: Over-the-counter foreign exchange forward contracts and interest rate derivatives are recorded at fair value. Other financial instruments, including cash equivalents and debt are recorded at amortized cost.

(a) Interest rate risk: The Company’s interest rates and long-term loan repayment terms are described in Note 8. The Company manages its interest rate risk by entering into interest rate derivative instruments which are described in Note 16.

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

Vessels are also chartered under voyage charters, where a contract is made for the use of a vessel under which the Company is paid freight on the basis of moving cargo from a loading port to a discharge port. During the years ended December 31, 2012, 2013 and 2014, there have been only two instances where a vessel was employed under a voyage charter. Under a voyage charter, the revenues are recognized on a pro-rata basis over the duration of the voyage from load port to discharge port. Probable losses on voyages are provided for in full at the time such losses can be estimated. Related expenses are operating expenses, bunkers and voyage expenses, which are recognized as incurred and are all paid for by the Company. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized when earned and collection is reasonably assured. Dispatch expense represents payments by the Company to the charterer when loading or discharging time is less than the stipulated time in the voyage charter and is recognized as incurred.

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

Earnings Per Share: The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year and includes the shares issuable to the audit committee chairman and the independent directors at the end of the year for services rendered. Diluted earnings per share are the same as basic earnings per share. There are no other potentially dilutive shares. The computation of basic earnings per share is calculated after deducting the preferred stock dividend from net income.

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

Recent Accounting Pronouncements:

Revenue from Contracts with Customers: The Financial Accounting Standards Board (FASB) and the International Accounting Standards Board (IASB) (collectively, the Boards) jointly issued a standard that will supersede virtually all of the existing revenue recognition guidance in US GAAP and IFRS and is effective for annual periods beginning on or after January 1, 2017. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. The standard’s requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity’s ordinary activities (e.g., sales of property, plant and equipment or intangibles). Extensive disclosures will be required, including: disaggregation of total revenue; information about performance obligations; changes in contract asset and liability account balances between periods; and key judgments and estimates. Management is in the process of accessing the impact of the new standard on the Company’s financial position and performance.

3.	Transactions with Related Parties

Safety Management Overseas S.A., Panama: On May 29, 2008, Safe Bulkers signed a management agreement (the “Management Agreement”) with Safety Management, a related party that is controlled by Polys Hajioannou. Under the Management Agreement, the Manager provides to Safe Bulkers executive officers at no cost and management services to vessel-owning Subsidiaries. Each vessel-owning Subsidiary has entered into, or in the case of vessels not yet delivered, will enter into, a management agreement with the Manager (the “Shipmanagement Agreements”). Under these Shipmanagement Agreements, chartering, operations, technical and accounting services are provided to the vessels by the Manager. In accordance with the Management Agreement and the Shipmanagement Agreements, the Manager receives a fixed fee per vessel calculated proportionally to the number of ownership days, (the “Fixed Fee”), plus, a variable fee calculated on gross freight, charter hire, ballast bonus and demurrage (the “Variable Fee”). Fixed Fees and Variable Fees are recorded in General and Administrative Expenses (refer to Note 20). In addition, under the supervision agreements with respect to newbuilds (the “Supervision Agreements”), the Manager receives a supervision fee in exchange for on-site supervision services with respect to all newbuilds, of which 50% is payable upon the signing of the relevant Supervision Agreement, and 50% upon successful completion of the sea trials of each newbuild (the “Supervision Fee”). Supervision Fees are recorded in Advances for vessel acquisition and vessels under construction (refer to Note 6). Furthermore under the Management Agreement, the Manager receives a sales fee calculated by the contract price for each vessel sold, (the “Sales Fee”) payable upon the conclusion of the vessel sale, and an acquisition fee calculated on the contract price of each vessel constructed or purchased, (the “Acquisition Fee”) payable upon the conclusion of the vessel acquisition, in exchange for services provided in relation to a sale or an acquisition of a vessel respectively. Sales Fees are recorded in Gain on sale of assets. Acquisition Fees are recorded in Advances for vessel acquisition and vessels under construction (refer to Note 6).

The management fees can be adjusted annually effective May 29 of each year, the anniversary of our entry into the Management Agreement. On May 29, 2011, the Fixed Fee was adjusted to $0.700 per day from $0.575 per day, and the Supervision Fee was adjusted to $550 per newbuild from $375 per newbuild. On May 29, 2014, the

Fixed Fee was adjusted to $0.800 per day from $0.700 per day. No readjustment has been made on any of the other management fees.

Fees pursuant to the Management Agreement, the Shipmanagement Agreements and the Supervision Agreements are as follows:

	For the Years Ended May 29, (In thousands of U.S. Dollars, except for Variable, Sales and Acquisition Fees)
	2012	2013	2014
Fixed Fee	$0.700	$0.700	$0.700
Variable Fee	1.25%	1.25%	1.25%
Supervision Fee	$550	$550	$550
Sales Fee	1.00%	1.00%	1.00%
Acquisition Fee	1.00%	1.00%	1.00%

On July 29, 2013, the Management Agreement was amended, to provide inter alia that to the extent the executive officers are not provided by the Manager but are instead employed by Safe Bulkers, the management fee payable by Safe Bulkers is reduced, in arrears, by an amount equal to the aggregate costs of compensation and benefits and other incidental costs borne by the Company as a result of such employment, and is recorded under Compensation for Directors and Officers within General and Administrative expenses (refer to Note 20).

Fees pursuant to the Management Agreement, the Shipmanagement Agreements and the Supervision Agreements are comprised of the following:

	Year Ended December 31, (In thousands of U.S. Dollars)
	2012	2013	2014
Fixed and Variable fees	$7,726	$8,379	$8,962
Supervision Fees	1,375	1,925	2,200
Acquisition Fees	1,810	823	1,429

4.	Accounts receivable

Accounts receivable are comprised of the following:

	December 31,
	2013	2014
Trade receivables	$4,572	$4,530
Other receivables	31,800	—
Total	$36,372	$4,530

Trade receivables reflect the current receivables from time or voyage charters.

Other receivables amounting to $31,800 as of December 31, 2013, reflect the receivables related to the cancellation of the acquisition agreement of newbuild Hull J0131. The capitalized expenses and legal expenses incurred in relation to newbuild Hull J0131 as of December 31, 2013, amounted to $887 and $78, respectively. On March 25, 2014, the Company collected the full amount of advances paid to the Zhoushan Jinhaiwan Shipyard Co. of $31,800 and interest of $4,520, calculated with a rate of 5% from the receipt of the relevant installments by the shipyard until the refund of such installments, following an arbitration award issued in favor of the Company in January 2014. Refer also to Note 13.

5.	Vessels, Net

Vessels, net, are comprised of the following:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2013	$930,011	$(120,010)	$810,001
Transfer from Advances for vessel acquisitions and vessels under construction	82,593	—	82,593
Depreciation expense	—	(37,394)	(37,394)
Balance, December 31, 2013	$1,012,604	$(157,404)	$855,200
Transfer from Advances for vessel acquisitions and vessels under construction	148,307	—	148,307
Depreciation expense	—	(43,084)	(43,084)
Balance, December 31, 2014	$1,160,911	$(200,488)	$960,423

Transfer from Advances for vessel acquisitions and vessels under construction represents advances paid in respect of the acquisition of second hand vessels and newbuild vessels which were under construction and delivered to the Company. For the periods presented, the Company accepted delivery of the following vessels:

•	During the year ended December 31, 2013: Paraskevi, Pedhoulas Commander, Zoe and Xenia; and

•	During the year ended December 31, 2014: Lake Despina (ex Hull 8126), Kypros Land (ex Hull 1659), Kypros Sea (ex Hull 1660) and Kypros Unity (ex Hull 821).

As of December 31, 2014, all vessels with a carrying value of $960,423 have been provided as collateral to secure the Company’s bank loans as discussed in Note 8.

6.	Advances for Vessel Acquisitions and Vessels under Construction

Advances for vessel acquisition and vessels under construction are comprised of the following:

Balance, January 1, 2013	$39,902
Advances paid, including capitalized expenses and interest	118,990
Transferred to vessel cost	(82,593)
Balance, December 31, 2013	$76,299
Advances paid, including capitalized expenses and interest	146,251
Transferred to vessel cost	(148,307)
Balance, December 31, 2014	$74,243

Advances paid for vessel acquisitions and vessels under construction comprise payments of installments that were due to the respective shipyard or third-party sellers, capitalized interest and certain capitalized expenses. During 2013 and 2014 such payments were made for the following vessels:

•	During the year ended December 31, 2013: Paraskevi, Pedhoulas Commander, Xenia, Zoe (Hull 814), Lake Despina (Hull 8126), Kypros Land (Hull 1659), Kypros Sea (Hull 1660),Kypros Unity (Hull 821), Kypros Bravery (Hull 822), Hull 827, Hull 828, Hull 1685, Hull 1686 and Hull1689; and

•	During the year ended December 31, 2014: Lake Despina (Hull 8126), Kypros Land (Hull 1659), Kypros Sea (Hull 1660), Kypros Unity (Hull 821), Kypros Bravery (Hull 822), Hull 827, Hull 835, Hull 1146, Hull 1148, Hull 1551, Hull 1552, Hull 1685, Hull 1686, Hull1689 and Hull 1718.

Transfers to vessel cost relate to the delivery to the Company from the respective shipyard or third-party seller of the following vessels:

•	During the year ended December 31,2013: Paraskevi, Pedhoulas Commander, Zoe, and Xenia; and
F-15

•	During the year ended December 31, 2014: Lake Despina (Hull 8126), Kypros Land (Hull 1659), Kypros Sea (Hull 1660) and Kypros Unity (Hull 821).

7.	Deferred Finance Charges, Net

Deferred finance charges are comprised of the following:

Balance, January 1, 2013	$6,467
Additions	132
Amortization expense	(1,252)
Balance, December 31, 2013	$5,347
Additions	2,726
Amortization expense	(1,472)
Balance, December 31, 2014	$6,601

8.	Bank Debt

Bank debt is comprised of the following secured borrowings:

			December 31,
Borrower	Commencement	Maturity	2013	2014
Maxeikosi	August 2012	August 2014	$16,668	$—
Maxpente	December 2013	July 2014	30,838	—
Maxdodeka	December 2012	November 2014	—	—
Eniaprohi	December 2012	November 2014	24,000	—
Eniadefhi	December 2012	November 2014	33,750	—
Avstes	December 2012	November 2014	22,700	—
Marindou	December 2012	November 2014	28,400	—
Pelea	December 2012	November 2014	32,298	—
Vassone	January 2014	January 2017	—	2,437
Marathassa	December 2013	February 2017	10,208	8,415
Marinouki	December 2013	March 2018	20,963	19,035
Glovertwo	October 2013	December 2018	16,000	13,666
Petra	January 2007	January 2019	22,220	20,571
Pemer	March 2007	March 2019	22,218	20,568
Eptaprohi	April 2012	April 2019	—	—
Shikokupente	July 2014	June 2019	—	13,500
Maxtessera	July 2014	June 2019	—	—
Maxeikosiena	October 2012	October 2019	—	—
Soffive	December 2013	November 2019	27,840	25,200
Kerasies	December 2013	December 2019	24,744	22,396
Maxeikosi	December 2014	December 2019	—	9,100
Maxpente	December 2014	December 2019	—	20,000
Gloverthree	December 2014	December 2019	—	10,900
Shikokutessera	December 2014	December 2019	—	10,900
Maxdekatria	March 2012	March 2020	20,400	18,400
Safe Bulkers	November 2014	September 2020	—	118,527
Maxdeka	August 2011	December 2022	30,678	27,270
Staloudi	July 2008	July 2023	24,520	18,520
Shikoku	October 2011	August 2023	37,333	33,600
Maxeikositessera	September 2012	February 2024	31,017	28,063
Maxenteka	April 2012	April 2024	31,500	28,500
Total			$508,295	$469,568

Current portion			$35,185	$17,121
Long-term portion			$473,110	$452,447
F-16

The above loans and credit facilities generally bear interest at LIBOR plus a margin, except for a portion of the principal amounts of the Maxdeka, Shikoku, Maxenteka and Maxeikositessera loan facilities, which bear interest at the Commercial Interest Reference Rate (“CIRR”) published by the Organization for Economic Co-operation and Development, as applicable on the date of the signing of the relevant loan agreements. The above loans and credit facilities are generally repayable in semi-annual installments and a balloon payment at maturity except for the Maxdeka, Shikoku, Maxenteka and Maxeikositessera loan facilities, which are repayable in semi-annual installments. The fair value of bank debt outstanding on December 31, 2014 amounted to $470,618 when valuing the respective portions of the Maxdeka, Shikoku, Maxenteka and Maxeikositessera loan facilities on the basis of the relevant CIRR, as applicable on December 31, 2014, which are considered to be Level 2 items in accordance with the fair value hierarchy.

As of December 31, 2014, an aggregate amount of $154,702 was available for drawing under certain of the above loan agreements and reducing revolving credit facilities. The estimated minimum annual principal payments required to be made after December 31, 2014, based on the bank loan and the credit facility agreements as amended, are as follows:

To December 31,
2015	$17,121
2016	23,850
2017	43,213
2018	71,597
2019	146,744
2020 and thereafter	167,043
Total	$469,568

Total interest incurred on long-term debt for the years ended December 31, 2012, 2013 and 2014 amounted to $10,038, $9,553 and $8,599, respectively, which includes interest capitalized of $966, $467 and $264 for the years ended December 31, 2012, 2013 and 2014, respectively. The average interest rate (including the margin) for all bank loan and credit facilities during the years 2012, 2013 and 2014 was 1.850% p.a., 1.737% p.a. and 1.698% p.a., respectively.

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

The Company considered the accounting guidance relating to Accounting for Derivative and Hedging, and concluded that the conversion options are embedded derivatives that would require bifurcation and separate accounting because of the following:

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
F-17

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

As of December 31, 2013 and 2014 all loans were denominated in US Dollars.

The foregoing loan and credit facilities are secured as follows:

•	First priority mortgages over the vessels owned by the respective borrowers;

•	For the Safe Bulkers credit facility, first priority mortgages over the vessels Andreas K, Maria, Xenia, Vassos, Pedhoulas Leader, Pedhoulas Fighter, Martine, Eleni, Kypros Bravery and Hull 827 upon her delivery from the shipyard;

•	First priority assignment of all insurances and earnings of the mortgaged vessels;

•	Second priority mortgage over the Pedhoulas Merchant as security for the Petra loan;

•	Second priority mortgage over the Pedhoulas Trader as security for the Pemer loan;

•	Second priority mortgage over the Pedhoulas Commander as security for the Maxpente, Maxeikosi, Shikokutessera and Gloverthree credit facilities;

•	Second priority mortgages over the Pedhoulas Builder, Kanaris, Kypros Unity and Kypros Land as security for the Vassone credit facility; and

•	Corporate guarantee from Safe Bulkers (except for the Safe Bulkers credit facility where Safe Bulkers is the borrower).

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

Certain of the loan and facility agreements require the respective borrowers to maintain at all times a minimum balance in each vessel operating account, from $150 to $500 as the case may be.

In addition, the corporate guarantees, as amended, by Safe Bulkers include the following financial covenants:

•	its total consolidated liabilities divided by its total consolidated assets must not at any time exceed 80% or 85% as the case may be ( the “Consolidated Leverage Covenant”). The total consolidated assets are based on the fair market value of its vessels and the book values of all other assets, on an adjusted basis as set out in the relevant guarantee;

•	the ratio of its aggregate debt after deducting cash to EBITDA must not at any time exceed 8.5:1 applicable on a trailing 12 month basis (“EBITDA Covenant”). EBITDA is not a recognized measurement under US GAAP and represents net income before net interest expense, income tax expense, depreciation and amortization;

•	its consolidated debt must not exceed $514,000 on December 31, 2014 (“Consolidated Debt Covenant”)
F-18

•	the ratio of its EBITDA over consolidated interest expense must not at any time be less than 2.0:1, applicable on a trailing 12 month basis;

•	its consolidated net worth (total consolidated assets less total consolidated liabilities) (“Consolidated Net Worth Covenant”) must not at any time be less than $150,000;

•	payment of dividends is subject to no event of default having occurred;

•	maintenance of minimum free liquidity of $500 is required on deposit with a relevant lender; and

•	a minimum of 35% or 51%, as the case may be, of its shares shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities.

As of December 31, 2014, the Company was in compliance with all debt covenants with respect to its loans and credit facilities.

9.	Investment

During the year ended December 31, 2009, the Company invested $50,000 in a five-year Floating Rate Note (“FRN”) issued by HSBC Bank Middle East Limited, which was recorded in the consolidated balance sheet at amortized cost as the Company intended to hold the investment until its maturity on October 14, 2014. Subject to certain conditions, the Company could borrow up to 80% of the FRN amount. The Company received interest on a quarterly basis, based on the three-month USD LIBOR plus a margin of 1.5%. The FRN matured in October 14, 2014.

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

In June 2013, the Company successfully completed a public offering, whereby 800,000 shares of Safe Bulkers series B cumulative redeemable perpetual preferred shares were issued and sold at a price of $25.00 per share, and a private placement, whereby 800,000 shares of Safe Bulkers series B cumulative redeemable perpetual preferred shares were issued and sold to Chalkoessa, at the public offering price. The net proceeds of the public offering and the private placement were $38,865 net of underwriting discount of $672 and offering expenses of $463. The Series B preferred shares were issued for cash and pay cumulative quarterly dividends at a rate of 8% per annum from their date of issuance, i.e. $2.00 per preferred share. At any time on or after July 30, 2016, the Series B preferred shares may be redeemed, at the option of the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. If the Company fails to comply with certain covenants as these terms are defined in the applicable agreement, defaults on any of its credit facilities, fails to pay four quarterly dividends payable in arrears or if the Series B preferred shares are not redeemed at the option of the Company, in whole by July 30, 2018, the dividend rate payable on the Series B preferred shares increases quarterly to a rate that is 1.25 times the dividend rate payable on the series B preferred shares , subject to an aggregate maximum rate per annum of 25% prior to July 30, 2016 and 30% thereafter. The Series B preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

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

In May 2014, the Company successfully completed a public offering, whereby 2,300,000 shares of Safe Bulkers series C cumulative redeemable perpetual preferred shares were issued and sold at a price of $25.00 per share. The net proceeds of the public offering and the private placement were $55,504 net of underwriting discount of $1,744 and offering expenses of $252. The Series C preferred shares were issued for cash and pay cumulative quarterly dividends at a rate of 8% per annum from their date of issuance, i.e. $2.00 per preferred share. At any time on or after May 31, 2019, the Series C preferred shares may be redeemed, at the option of the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. The Series C preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

In June 2014, the Company successfully completed a public offering, whereby 3,200,000 shares of Safe Bulkers series D cumulative redeemable perpetual preferred shares were issued and sold at a price of $25.00 per share. The net proceeds of the public offering and the private placement were $77,420 net of underwriting discount of $2,369 and offering expenses of $211. The Series D preferred shares were issued for cash and pay cumulative quarterly dividends at a rate of 8% per annum from their date of issuance, i.e. $2.00 per preferred share. At any time on or after June 30, 2019, the Series D preferred shares may be redeemed, at the option of the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. The Series D preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

Pursuant to an arrangement approved by the Company’s shareholders’ and the nominating and compensation committee, effective July 1, 2008, the audit committee chairman receives the equivalent of $15 every quarter, payable in arrears in the form of newly issued Company common stock as part compensation for services rendered as audit committee chairman. The number of shares to be issued is determined based on the closing price of the Company’s common stock on the last trading day prior to the end of each quarter in which services were provided and the shares are issued as soon as practicable following the end of the quarter. During the years ended December 31, 2013 and 2014, 12,517 shares and 6,890 shares, respectively, were issued to the audit committee chairman.

Pursuant to an arrangement approved by the Company’s shareholders and the nominating and compensation committee, effective January 1, 2010, the independent directors of the Company, other than the audit committee chairman, each receive the equivalent of $7.5 every quarter, payable in arrears in the form of newly issued Company common stock as part compensation for services rendered as independent directors. The number of shares to be issued is determined as noted above. During the years ended December 31, 2013 and 2014, 12,516 shares and 6,892 shares, respectively were issued to the independent directors of the Company, other than the audit committee chairman.

11.	Commitments and Contingencies

(a)	Commitments under Shipbuilding Contracts and Memorandums of Agreement (“MoAs”)

As of December 31, 2014 the Company had commitments under eight shipbuilding contracts and four MoAs for the acquisition of 12 newbuilds. The Company expects to settle these commitments as follows:

Year Ending December 31	Due to Shipyards/ Sellers	Due to Manager	Total
2015	$156,874	$5,429	$162,303
2016	127,385	3,264	130,649
2017	20,311	613	20,924
Total	$304,570	$9,306	$313,876

(b)	Other contingent liabilities

The Company and its Subsidiaries have not been involved in any legal proceedings other than an arbitration legal proceeding in relation to the cancellation of the acquisition of newbuild Hull J0131 under the acquisition agreement, as discussed in Note 4, that may have, or have had, a significant effect on their business, financial position, results of operations or liquidity, nor is the Company aware of any proceedings that are pending or threatened that may have a significant effect on its business, financial position, results of operations or liquidity. From time to time various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, shipyards, insurance providers and other claims relating to the operation of the Company’s vessels. Management is not aware of any material claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

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

(c)	Credit facilities

i.	In June 2014, the Company accepted a commitment letter from a bank for a credit facility for up to $32,000, to be used to finance part of the purchase prices of Hull 1148 and Hull 1686 and also for general corporate purposes. The credit facility comprises a term loan tranche of up to $16,000 and a reducing revolving tranche of up to $16,000. The credit facility is repayable over seven years in 14 semi-annual consecutive installments commencing six months after drawdown and a balloon payment payable with the final installment.

ii.	In June 2014, the Company accepted a commitment letter from a bank for a reducing revolving credit facility for up to $60,000, to be used to finance part of the purchase prices of Hull 828, Hull 835 and Hull 1718 and also for general corporate purposes. The credit facility is repayable over five years in 10 semi-annual consecutive installments commencing six months after drawdown and a balloon payment payable with the final installment.

iii.	In July 2014, the Company accepted a commitment letter from a bank for a credit facility for up to $80,000, to be used to finance part of the purchase prices of Hull 1685, Hull 1146, Hull 1551 and Hull 1552 and also for general corporate purposes. The credit facility comprises a term loan tranche of up to $40,000 and a reducing revolving tranche of up to $40,000. The credit facility is repayable over five years in 10 semi-annual consecutive installments commencing six months after drawdown and a balloon payment payable with the final installment.

iv.	In November 2014, the Company accepted a commitment letter from a bank for a term loan for up to $16,000, to be used to finance part of the purchase price of Hull 1689 and also for general corporate purposes. The term loan is repayable over seven years in 14 semi-annual consecutive installments commencing six months after drawdown and a balloon payment payable with the final installment.

12.	Loss from inventory valuation

The amount of $4,001 recorded in the year ended December 31, 2014 represents loss from the valuation of the bunkers remaining on board our vessels, which were affected by the decline of bunker market prices during the year ended December 31, 2014.

13.	Gain on asset purchase cancellation

The amount of $3,633 recorded in the year ended December 31, 2014 represents interest of $4,520 received in connection with the cancellation of newbuild Hull J1031 discussed in Note 4, net of capitalized expenses of $887.

14.	Revenues

Revenues are comprised of the following:

	Year Ended December 31,
	2012	2013	2014
Time charter revenue	$179,653	$177,077	$142,461
Voyage charter revenue	—	—	914
Ballast bonus	6,397	10,878	13,375
Other income	1,507	3,565	3,150
Total	$187,557	$191,520	$159,900

15.	Vessel Operating Expenses

Vessel operating expenses are comprised of the following:

	Year Ended December 31,
	2012	2013	2014
Crew wages and related costs	$17,202	$22,015	$26,169
Insurance	2,828	3,477	4,133
Repairs, maintenance and drydocking costs	2,493	3,240	4,344
Spares, stores and provisions	6,939	7,533	9,058
Lubricants	3,296	2,787	3,509
Taxes	303	669	1,282
Miscellaneous	1,479	2,243	2,139
Total	$34,540	$41,964	$50,634

16.	Fair Value of Financial Instruments and Derivatives Instruments

Cash and cash equivalents and restricted cash, over-the-counter foreign exchange forward contracts and interest rate derivatives are recorded at fair value. The carrying values of the current financial assets and current financial liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair values of the variable interest long-term debt approximate the recorded values, due to their variable interest rates. The fair value of the fixed interest long-term debt is estimated using prevailing market rates as of the period end. The fair values of the long-term debt and long-term investment (the floating rate note) are disclosed in Note 8 and 9, respectively.

Derivative instruments

The Company enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company, from time to time, may also enter into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to acquisition of vessels and on certain loan obligations or for trading purposes. Foreign exchange forward contracts are agreements entered into with a bank to exchange, at a specified future date, currencies of different countries at a specific rate. As of December 31, 2013 and 2014, the Company had no outstanding derivative instruments relating to currency exchange contracts.

The Company’s interest rate swaps and foreign exchange forward contracts did not qualify for hedge accounting. The Company determines the fair market value of the interest rate swaps and foreign exchange forward contracts at the end of every period and accordingly records the resulting unrealized loss/gain during the period in the consolidated statement of income. Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains/losses in the consolidated statements of income are shown below:

Derivatives not designated as hedging instruments

		Asset Derivatives Fair Values		Liability Derivatives Fair Values
Type of		December 31,		December 31,
Contract	Balance sheet location	2013	2014	2013	2014
Interest Rate	Derivative assets /Non-current assets	$762	$455	$—	$—
Interest Rate	Derivative liabilities / Current liabilities	—	—	732	493
Interest Rate	Derivative liabilities / Non-current liabilities	—	—	3,270	1,065
	Total Derivatives	$762	$455	$4,002	$1,558

	Amount of Gain / (Loss) Recognized on Derivatives
	Year ended December 31,
	2013	2014
Interest Rate Contracts	$813	$(1,977)
Net Gain / (Loss) Recognized	$813	$(1,977)

The gain or loss is recognized in the consolidated statement of income and is presented in Other (Expense)/Income – (Loss) /gain on derivatives.

The Company’s interest rate derivative instruments are pay-fixed, receive-variable interest rate swaps based on the USD LIBOR swap rate. The fair value of the interest rate swaps is determined using a discounted cash flow approach based on market-based LIBOR swap yield curves and take into account the credit risk of the financial institutions that are counterparties in the interest rate swaps. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy. The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2013 and 2014.

	Significant Other Observable Inputs (Level 2)
	December 31,
	2013	2014
Derivative instruments – asset position	$762	$455
Derivative instruments – liability position	4,002	1,558

As of December 31, 2013 and 2014, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company’s consolidated balance sheet.

Interest Rate Derivatives

Details of interest rate swap transactions entered into with certain banks in respect of certain loans and credit facilities as of December 31, 2013 and 2014 are presented in the table below:

				Notional amount
Loan or Credit Facility	Inception	Expiry	Fixed Rate	December 31, 2013	December 31, 2014
Eniadefhi (1)	April 01, 2009	February 12, 2014	3.3500%	$34,875	$—
Eniaprohi (2)	November 14, 2011	November 13, 2014	1.4000%	33,328	—
Soffive (2)	November 20, 2011	November 20, 2014	1.3500%	32,400	—
Staloudi (2)	January 09, 2012	January 07, 2015	1.4500%	38,400	34,760
Marathassa(2)(3)	January 31, 2011	January 31, 2015	1.2200%	33,900	31,400
Marathassa (2)	November 23, 2012	November 21, 2015	1.9500%	13,305	11,675
Kerasies (2)	December 14, 2010	December 14, 2015	1.6500%	28,798	26,664
Pelea (2)	December 15, 2011	December 14, 2016	2.0500%	32,962	30,542
Maxdekatria (2)	September 28, 2012	September 28, 2017	0.9000%	20,800	20,000
Marindou (2)	January 14, 2013	January 16, 2018	1.6000%	28,500	27,427
Petra (2)	January 18, 2013	January 18, 2018	0.9800%	14,000	14,000
Marinouki (2)	March 05, 2013	March 05, 2018	1.4800%	24,297	22,543
Pemer (2)	June 07, 2013	March 07, 2018	0.9475%	14,000	14,000
Avstes (2)	July 18, 2013	April 18, 2018	1.3500%	14,000	14,000
Shikoku (2)	August 28, 2013	August 28, 2018	1.2500%	18,667	16,800
Total				$382,232	$263,811

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

(3)           The transaction was novated from Maxpente to Marathassa in August 2014.

The notional amounts of the above transactions are reduced during the term of the swap transactions based on the expected principal outstanding under the respective facility.

17.	Accrued Liabilities

Accrued liabilities are comprised of the following:

	December 31,
	2013	2014
Interest on long-term debt	$1,536	$1,270
Vessels’ operating and voyage expenses	1,055	1,687
Commissions	92	109
Interest on derivatives and other finance expenses	1,006	1,098
General and administrative expenses	176	303
Total	$3,865	$4,467

18.	Early Redelivery Income/(Cost), Net

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

			Year Ended December 31,
Company		Date	2012	2013	2014
Eniadefhi	(a)	December 15, 2012	$8,475	$—	$—
Marindou	(b)	December 19, 2012	3,202	—	—
Soffive	(c)	April 22, 2013	—	2,965	—
Avstes	(d)	May 3, 2013	—	2,304	—
Kerasies	(e)	May 16, 2013	—	1,781	—
Other minor early redeliveries		Various	—	—	(532)
Total			$11,677	$7,050	$(532)

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

19.	Future Minimum Time Charter Revenue

The future minimum time charter revenue, net of commissions, based on vessels committed to non-cancelable time charter contracts (including fixture recaps) as of December 31, 2014, is as follows:

December 31,
2015	$50,471
2016	30,929
2017	31,744
2018	31,152
2019	31,167
Thereafter	164,024
Total	$339,487

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

20.	General and Administrative Expenses

General and administrative expenses include management fees payable to our Manager and costs in relation to our operation as a public company.

General and administrative expenses for the years ended December 31, 2012, 2013 and 2014 were as follows:

	December 31,
	2012	2013	2014
Management fees - related party	$7,726	$8,379	$8,962
Professional fees (legal and accounting)	588	648	813
Compensation for Directors and Officers	240	1,120	2,004
Listing fees and expenses	53	75	87
Miscellaneous	1,339	1,138	1,465
Total	$9,946	$11,360	$13,331

21.	Unearned Revenue /Accrued Revenue

Unearned Revenue represents cash received in advance of it being earned, whereas Accrued Revenue represents revenue earned prior to cash being received. Revenue is recognized as earned on a straight-line basis at their average rates when charter agreements provide for varying annual charter rates over their term. Total Unearned Revenue /Accrued Revenue during the periods presented is as follows:

	December 31,
	2013	2014
Unearned Revenue
Cash received in advance of service provided – Current liability	$2,966	$3,265
Deferred revenue resulting from varying charter rates
Current liability	10,140	334
Non-current liability	196	—
Total Unearned Revenue	$13,302	$3,599

Accrued Revenue
Resulting from revenue earned prior to cash being received – Current asset	$—	$212
Resulting from varying charter rates – Non-Current asset	—	452
Total Accrued Revenue	$—	$664

22.	Dividends

During 2014, the Company declared and paid three consecutive quarterly dividends of $0.06 per common share followed by one quarterly dividend of $0.04 per common share, totaling $18,358.

During 2014, the Company declared and paid four quarterly consecutive dividends of $0.50 per share of Series B Preferred Shares, totaling $3,200, one quarterly dividend of $0.46667 followed by one quarterly dividend of $0.50 per share of Series C Preferred Shares, totaling $2,223, and one quarterly dividend of $0.66667 per share of Series D Preferred Shares, totaling $2,134.

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

24.	Subsequent Events

(a)           Dividend declaration: On January 9, 2015, the Board of Directors declared a dividend of $0.50 per preferred share, totaling $3,550, payable to all shareholders of record as of January 23, 2015, which was paid on January 30, 2015.

(b)           Newbuild deliveries: In January 2015, the Company took delivery of Kypros Bravery, a Japanese newbuild Panamax class vessel.

(c)           Dividend declaration: On February 23, 2015, the Board of Directors declared a dividend of $0.02 per common share, totaling $1,669, payable to all shareholders of record as of March 10, 2015, on March 17, 2015.

(d)           Delay of newbuild deliveries: In February 2015, the Company entered into recapitulation agreements to delay the deliveries of six newbuild vessels as follows: Vessels with Hull No. 1685 and Hull No. 1686 which were initially scheduled for delivery in the second half of 2015 were delayed until the first half of 2016; vessel with Hull No. 835 which was initially scheduled for delivery in the second half of 2016 were delayed until the first half of 2017; vessel with Hull No. 1146 which was initially scheduled for delivery in the first half of 2016 was delayed until the first half of 2017; vessel with Hull No. 1551 which was initially scheduled for delivery in the first half of 2016 was delayed until the first half of 2017; and vessel with Hull No. 1552 which was initially scheduled for delivery in the of first half of 2017 was delayed until the first half of 2018.

