Form 20-F
period 2015-12-31
SAFE BULKERS, INC.
filed 2016-03-04
CIK 1434754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2015, there were 83,486,194 shares of the registrant’s common stock, 1,569,526 shares of 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value per share, liquidation preference $25.00 per share, 2,300,000 shares of 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value per share, liquidation preference $25.00 per share, and 3,200,000 shares of 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value per share, liquidation preference $25.00 per share, outstanding.

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

U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

TABLE OF CONTENTS

-i-

-ii-

ABOUT THIS REPORT

In this annual report, “Safe Bulkers,” “the Company,” “we,” “us” and “our” are sometimes used for convenience where references are made to Safe Bulkers, Inc. and its subsidiaries (as well as the predecessors of the foregoing). These expressions are also used where no useful purpose is served by identifying the particular company or companies. Our affiliated management companies, Safety Management Overseas S.A., a company incorporated under the laws of the Republic of Panama (“Safety Management”), and Safe Bulkers Management Limited, a company organized and existing under the laws of the Republic of Cyprus (“Safe Bulkers Management”), are each sometimes referred to as a “Manager,” and together as our “Managers.”

FORWARD-LOOKING STATEMENTS

All statements in this annual report that are not statements of historical fact are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The disclosure and analysis set forth in this annual report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as forward-looking statements. In some cases, predictive, future-tense or forward-looking words such as “believe,” “intend,” “anticipate,” “hope,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “will,” “likely to,” “could,” “should” and “expect” and other similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the Securities and Exchange Commission (“SEC”), other information sent to our security holders, and other written materials.

Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results and future revenues and expenses;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	availability of key employees, crew, length and number of off-hire days, drydocking requirements and fuel and insurance costs;

•	general market conditions and shipping industry trends, including charter rates, vessel values and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to make required payments under our credit facilities, comply with our loan covenants and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	the overall health and condition of the U.S. and global financial markets, including the value of the U.S. dollar relative to other currencies;

•	our expectations about availability of vessels to purchase, the time that it may take to construct and deliver new vessels or the useful lives of our vessels;

•	our continued ability to enter into period time charters with our customers and secure profitable employment for our vessels in the spot market;

•	our future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);
-iii-

•	our expectations relating to dividend payments and ability to make such payments;

•	our ability to leverage our Managers’ relationships and reputation within the drybulk shipping industry to our advantage;

•	our anticipated general and administrative expenses;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	risks inherent in vessel operation, including terrorism (including cyber terrorism), piracy and discharge of pollutants;

•	potential liability from future litigation; and

•	other factors discussed in “Item 3. Key Information — D. Risk Factors” of this annual report.

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

-iv-

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

(i)	Selected Financial Data

The following table presents selected consolidated financial and other data of Safe Bulkers, Inc. for each of the five years in the five year period ended December 31, 2015. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data of Safe Bulkers, Inc. is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP.”

Our audited consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2013, 2014 and 2015 and the consolidated balance sheets at December 31, 2014 and 2015, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year Ended December

	2011	2012	2013	2014	2015
	(in thousands of U.S. dollars except share data)
STATEMENT OF OPERATIONS
Revenues	$172,036	$187,557	$191,520	$159,900	$132,375
Commissions	(3,128)	(3,261)	(4,799)	(5,806)	(5,058)
Net revenues	168,908	184,296	186,721	154,094	127,317
Voyage expenses	(1,987)	(7,286)	(10,207)	(19,429)	(17,856)
Vessel operating expenses	(26,066)	(34,540)	(41,964)	(50,634)	(55,469)
Depreciation	(23,637)	(32,250)	(37,394)	(43,084)	(47,133)
General and administrative expenses
Management fee to related party	(6,026)	(7,726)	(8,379)	(8,962)	(10,764)
Public company expenses	(2,463)	(2,220)	(2,981)	(4,369)	(3,853)
Early redelivery income/(cost), net	207	11,677	7,050	(532)	—
Loss on inventory valuation	—	—	—	(4,001)	(1,432)
Gain on asset purchase cancellation	—	—	—	3,633	—
Impairment Loss	—	—	—	—	(22,826)
Operating income	108,936	111,951	92,846	26,716	(32,016)
Interest expense	(5,250)	(9,072)	(9,086)	(8,335)	(11,650)
Other finance costs	(1,055)	(1,268)	(1,032)	(1,132)	(242)
Interest income	1,046	1,122	1,008	821	86
(Loss)/Gain on derivatives	(12,491)	(5,384)	813	(1,977)	(1,676)
Foreign currency (loss)/gain	(799)	(3)	(40)	13	347

	Year Ended December

	2011	2012	2013	2014	2015
	(in thousands of U.S. dollars except share data)
Amortization and write-off of deferred finance charges	(653)	(1,226)	(1,252)	(1,472)	(2,793)
Net income/(loss)	$89,734	$96,120	$83,257	$14,634	$(47,944)
Earnings/(loss) per share of Common Stock (as defined below), basic and diluted	$1.29	$1.27	$1.05	$0.06	$(0.74)
Cash dividends declared per share of Common Stock	$0.6	$0.5	$0.21	$0.22	$0.04
Cash dividends declared per share of Preferred B Shares (as defined below)	—	—	$0.77222	$2.00	$2.00
Cash dividends declared per share of Preferred C Shares (as defined below)	—	—	—	$0.96667	$2.00
Cash dividends declared per share of Preferred D Shares (as defined below)	—	—	—	$0.66667	$2.00
Weighted average number of shares of Common Stock outstanding, basic and diluted	69,463,093	75,468,465	77,495,029	83,446,970	83,479,636

	Year Ended December

	2011	2012	2013	2014	2015
	(in thousands of U.S. dollars)
OTHER FINANCIAL DATA
Net cash provided by operating activities	$107,189	$105,065	$100,594	$43,732	$25,522
Net cash used in investing activities	(125,889)	(158,145)	(100,344)	(67,009)	(182,180)
Net cash (used in)/provided by financing activities	(18,514)	127,683	(38,303)	65,917	180,090
Net (decrease)/increase in cash and cash equivalents	(37,214)	74,603	(38,053)	42,640	23,432

	2011	2012	2013	2014	2015
	(in thousands of U.S. dollars)
BALANCE SHEET DATA
Total current assets	$37,959	$171,829	$173,185	$135,892	$243,162
Total fixed assets	777,663	849,903	931,499	1,034,666	1,056,517
Other non-current assets(1)	58,033	54,015	2,185	5,871	9,952
Total assets(1)	873,655	1,075,747	1,106,869	1,176,429	1,309,631
Total current liabilities	51,020	46,253	56,161	27,329	105,726
Derivative liabilities—Long-term	10,130	8,978	3,270	1,065	360
Long-term debt, net of current portion and of deferred finance charges(1)	462,842	591,241	468,906	447,936	569,399
Unearned revenue—Long-term	17,821	3,419	196	—	—
Total shareholders’ equity	331,842	425,856	578,336	700,099	634,146
Total liabilities and shareholders’ equity(1)	873,655	1,075,747	1,106,869	1,176,429	1,309,631

(1)          We have early adopted the Accounting Standards Update (“ASU”) 2015-03, Interest-Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs, retrospectively during the fourth quarter of 2015. The guidance simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding liability, consistent with debt discounts, instead of presenting debt issuance costs as long-term assets on the consolidated balance sheets. The recognition and measurement guidance for debt issuance costs is not affected. Therefore, these costs will continue to be amortized as interest expense using the effective interest method.

(ii)	Capitalization and Indebtedness

Not applicable.

(iii)	Reasons for the Offer and Use of Proceeds

Not applicable.

(iv)	Risk Factors

SOME OF THE FOLLOWING RISKS RELATE PRINCIPALLY TO THE INDUSTRY IN WHICH WE OPERATE AND OUR BUSINESS IN GENERAL. OTHER RISKS RELATE PRINCIPALLY TO THE SECURITIES MARKET AND OWNERSHIP OF OUR COMMON STOCK, $0.001 par value per share (“COMMON STOCK”), Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (“SERIES B PREFERRED SHARES”), Series C Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (“SERIES C PREFERRED SHARES”) AND Series D Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (“SERIES D PREFERRED SHARES,” together with the Series B Preferred Shares and the Series C Preferred Shares, the “Preferred Shares”), INCLUDING THE TAX CONSEQUENCES OF OWNERSHIP OF OUR COMMON STOCK and PREFERRED SHARES. THE OCCURRENCE OF ANY OF THE EVENTS DESCRIBED IN THIS SECTION COULD SIGNIFICANTLY AND NEGATIVELY AFFECT OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS OR THE TRADING PRICE OF OUR COMMON STOCK OR Preferred Shares.

Risks Inherent in Our Industry and Our Business

The international drybulk shipping industry is cyclical and volatile, and charter rates during 2015 were significantly lower than their highs in the middle of 2008 reaching recently all time lows; these factors may lead to further reductions and volatility in our charter rates, vessel values and results of operations.

The drybulk shipping industry is cyclical with attendant volatility in charter rates, vessel values and profitability. Because we charter some of our vessels pursuant to short-term time charters, and we expect that the number of vessels in our fleet that we charter pursuant to short-term time charters may increase during 2016 as period time charter remains weak, we are exposed to changes in spot market and short-term time charter rates for drybulk carriers and such changes may affect our earnings and the value of our drybulk carriers at any given time. The spot market is highly competitive and volatile, while period time charter contracts of longer duration provide income at pre-determined rates over more extended periods of time. We may be unable to keep our vessels fully employed in these short-term markets. Charter rates available in the spot market may be insufficient to enable our vessels to be operated profitably. A significant decrease in charter rates would affect asset values and adversely affect our profitability, cash flows and ability to pay dividends.

During 2015, the Baltic Dry Index, or “BDI,” remained volatile, reaching a low of 471 on December 16, 2015 and a high of 1,222 on August 5, 2015. Recently, BDI reached an all-time low of 290 in February 2016.

As of February 5, 2016, 16 of our 37 drybulk vessels were deployed or scheduled to be deployed on period time charters of more than three months remaining term. In addition, we have contracted to acquire six newbuild vessels (one of which is under negotiations with the respective seller to be novated) scheduled to be delivered through 2018, all of which do not currently have contracted charters. As more vessels become available for employment, we may have difficulty entering into multi-year, fixed-rate time charters for our vessels, and as a result, our cash flows may be subject to instability in the long-term. We may be required to enter into variable rate charters, as opposed to contracts based on fixed rates, which could result in a decrease in our cash flows and net income in periods when the market for drybulk shipping is depressed. If low charter rates in the drybulk market prevail during periods when we must replace our existing charters, it will have an adverse effect on our revenues, profitability, cash flows and our ability to comply with the financial covenants in our loan and credit facilities.

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

The market supply of drybulk vessels has been increasing, and the number of drybulk vessels on order as of December 31, 2015, was approximately 15% for Panamax class vessels, 4% for Post-Panamax class vessels and 15% for Capesize class vessels of the then-existing global drybulk fleet in terms of deadweight tons (“dwt”), with the majority of new deliveries expected during 2016 and 2017. As a result, the drybulk fleet continues to grow. An oversupply of drybulk vessel capacity will likely result in a reduction of charter hire rates. We will be exposed to changes in charter rates with respect to our existing fleet and our remaining newbuilds and secondhand vessels, depending on the ultimate growth of the global drybulk fleet. If we cannot enter into period time charters on acceptable terms, we may have to secure charters in the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. In our current fleet as of February 5, 2016, 21 vessels will be available for employment in the first half of 2016. Additionally, we have not arranged charters for the remaining newbuild vessels scheduled to be delivered to us during 2016. A material increase in the net supply of drybulk vessel capacity without corresponding growth in drybulk vessel demand could have a material adverse effect on our fleet utilization and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition and results of operations.

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

Our credit and loan facilities, which are secured by mortgages on our vessels, require us to comply with collateral coverage ratios and satisfy certain financial and other covenants, including those that are affected by the market value of our vessels. The market value of drybulk vessels has generally experienced a significant decrease. The market prices for secondhand and newbuild drybulk vessels in the recent past have declined from higher to very low levels within a short period of time. The market value of our vessels fluctuates depending on a number of factors, including:

•	general economic and market conditions affecting the shipping industry;

•	prevailing level of charter rates;

•	distressed asset sales, including newbuild contract sales below acquisition costs due to lack of financing;

•	sale of vessels by Japanese owners at lower prices due to the high JPY to USD exchange rate;

•	competition from other shipping companies;

•	configurations, sizes and ages of vessels;

•	cost of newbuilds;

•	governmental or other regulations; and

•	technological advances.

We were in compliance with our covenants in our credit and loan facilities as of December 31, 2014 and December 31, 2015. If the market value of our vessels or newbuilds declines upon their delivery to us, we may breach some of the covenants contained in our credit and loan facilities. If we do breach such covenants and we are unable to remedy or our lenders refuse to waive the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing those loan and credit facilities. As a result of cross-default provisions contained in our loan and credit facility agreements, this could in turn lead to additional defaults under our loan agreements and the consequent acceleration of the indebtedness thereunder and the commencement of similar foreclosure proceedings by other lenders. If our indebtedness were accelerated in full or in part, it would be difficult for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to continue our business.

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

The ability and willingness of each of our counterparties to perform its obligations under a period time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. If we enter into period time charters with charterers when charter rates are high and charter rates subsequently fall significantly, charterers may seek to renegotiate financial terms or may default on their obligations. Additionally, charterers may attempt to bring claims against us based on vessel performance or cargo loading or unloading operations, seeking to renegotiate financial terms or avoid payments. Also, our charterers may experience financial difficulties due to prevailing economic conditions or for other reasons, and as a result may default on their obligations. In recent years the industry has experienced numerous incidents of charterers renegotiating their charters or defaulting on their obligations thereunder. In the past we have agreed to certain early redeliveries at the request of charterers. See “Operating and Financial Review and Prospects.” If a charterer defaults on a charter, we will, to the extent commercially reasonable, seek the remedies available to us, which may include arbitration or litigation to enforce the contract, although such efforts may not be successful. Should a charterer default on a period time charter, we may have to enter into a charter at a lower charter rate, which would reduce our revenues. If we cannot enter into a new period time charter, we may have to secure a charter in the spot market, where charter rates are volatile and revenues are less predictable. It is also possible that we would be unable to secure a charter at all, which would also reduce our revenues, and could have a material adverse effect on our business, financial condition, results of operations, loan and credit facility covenants and cash flows.

We depend upon a limited number of customers for a large part of our revenues and the loss of one or more of these customers could have a material adverse effect on our business, financial condition and results of operations.

We expect to derive a significant part of our revenues from a limited number of customers. During the year ended December 31, 2015, two of our charterers accounted for more than 10% of our revenues and in previous periods some of our charterers accounted for more than 10% of our revenues. We could lose a customer for many different reasons, including:

•	a failure of the customer to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer’s termination of its charters because of our non-performance, including serious deficiencies with the vessels we provide to that customer or prolonged periods of off-hire;

•	a prolonged force majeure event that affects the customer may prevent us from performing services for that customer, i.e., damage to or destruction of relevant production facilities and war or political unrest; and

•	the other reasons discussed in this section.

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

We intend to grow our business through the acquisition of our six contracted newbuild vessels (one of which is under negotiations with the respective seller to be novated) as of February 5, 2016, scheduled to be delivered through 2018. We may contract additional newbuild vessels or make selective acquisitions of additional secondhand vessels. Our future growth will primarily depend on our ability to locate and acquire suitable vessels, enlarge our customer base, operate and supervise any newbuilds we may order and obtain required debt or equity financing on acceptable terms.

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

In addition, we may seek to terminate or novate a vessel acquisition contract due to market conditions, financing limitations or other reasons. The outcome of contract termination or novation negotiations may require us to forego deposits on construction or acquisition, as applicable, and pay additional cancellation fees. In addition, where we have already arranged a future charter with respect to the terminated contract, we may incur liabilities to such charter counterparty depending on the terms of such charter.

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

Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and our Managers’ attempts to improve those systems may be ineffective. In addition, as we expand our fleet, we will have to rely on our Managers to recruit additional seafarers and shoreside administrative and management personnel. Our Managers may not be able to continue to hire suitable employees or a sufficient number of employees as we expand our fleet. If our Managers’ unaffiliated crewing agents encounter business or financial difficulties, we may not be able to adequately staff our vessels. We may also have to increase our customer base to provide continued employment for most of our new vessels. If we are unable to operate our financial system, our Managers are unable to operate our operations systems effectively or to recruit suitable employees in sufficient numbers or we are unable to increase our customer base as we expand our fleet, our performance may be adversely affected.

Unless we set aside reserves for vessel replacement, at the end of a vessel’s useful life, our revenue will decline, which would adversely affect our cash flows and income.

As of February 5, 2016, the vessels in our current fleet had an average age of 6.1 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations will be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

If we are unable to obtain additional secured indebtedness, we may default on our commitments relating to our contracted newbuilds, and we may not be able to finance our future fleet expansion program, which would have a material adverse effect on our business, financial condition and results of operations.

The net remaining unpaid balance of the contract prices for our six newbuild vessels was $135.6 million as of February 5, 2016. We anticipate that our primary sources of funds to satisfy these commitments will be from existing cash and time deposits, operating cash surplus and available borrowings under our existing credit facilities. As of February 5, 2016, the Company has no existing vessels unencumbered and $133.9 million in cash, time deposits and restricted cash, and $121.8 million available under new loan and credit facilities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. To the extent that we are unable to enter into new credit facilities and obtain such additional secured indebtedness on terms acceptable to us, we will need to find alternative financing. If we are unable to find alternative financing, we will not be capable of funding all of our commitments for capital expenditures relating to our contracted newbuilds. A failure to fulfill our commitments generally results in a forfeiture of the advance we paid to the shipyard or the third-party seller with respect to the contracted newbuild vessels and a write-off of expenses capitalized. In addition, we may also be liable for other damages for breach of contract. Examples of such liabilities could include payments to the shipyard or the third-party seller for the difference between the forfeited advance and the amount that remains to be paid by us if the shipyard or the third-party seller cannot locate a third-party buyer that is willing to pay an amount equal to the difference or compensatory payments by us to charter parties with whom we have entered into charters with respect to such vessels. Such events, if they occurred, would adversely affect our business, financial condition and results of operation.

The aging of our fleet and our acquisitions of secondhand vessels may result in increased operating costs in the future, which could adversely affect our ability to operate our vessels profitably.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of February 5, 2016, the average age of the vessels in our current fleet was 6.1 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

We generate substantially all of our revenues in U.S. dollars, but in 2015 we incurred approximately 24.8% of our vessel operating expenses in currencies other than the U.S. dollar, of which 69.9% was denominated in Euro amounts. Although as of December 31, 2015, all of our indebtedness and the amounts due under our newbuild contracts were denominated in U.S. Dollars, we have also historically entered into shipbuilding contracts whereby part of the contract price is payable in Japanese yen. Also, in the future, we may enter into new credit facilities or newbuild contracts that are denominated in or permit conversion into currencies other than the U.S. dollar. The use of different currencies could lead to fluctuations in our net income due to changes in the value of the U.S. dollar relative to other currencies, in particular the Euro and the Japanese yen. We have not hedged our currency exposure, and, as a result, our results of operations and financial condition, denominated in U.S. dollars, and our ability to pay dividends, could suffer.

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

Our existing credit facilities impose, and any future credit facility will impose, operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit our ability to, among other things, and subject to exceptions set forth in such credit facility:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend;

•	enter into certain long-term charters;

•	incur additional indebtedness, including through the issuance of guarantees;

•	change the flag, class or management of the vessel mortgaged under such facility or terminate or materially amend the management agreement relating to such vessel;

•	create liens on their assets;

•	make loans;

•	make investments;

•	make capital expenditures;

•	undergo a change in ownership or control or permit a change in ownership and control of our Managers;

•	sell the vessel mortgaged under such facility; and

•	permit our chief executive officer to change.

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

In addition, under guarantees we have entered into with respect to certain of our subsidiaries’ existing credit facilities, we are subject to financial covenants. Depending on the guarantee, these financial covenants include the following as of February 5, 2016:

•	our total liabilities (on a consolidated basis, including those of our subsidiaries) divided by our total consolidated assets (based on the market value of all vessels owned by our subsidiaries, and the book value of all other assets, on an adjusted basis as set out in the relevant guarantee) must not exceed 80% or 85% (depending on the relevant guarantee);

•	our consolidated net worth (consolidated total assets less consolidated total liabilities) must not at any time be less than $150.0 million, as adjusted to reflect, among other things, the market value of our vessels as set out in the relevant guarantee;

•	our consolidated debt must not exceed $680,000,000 on June 30, 2016 and $650,000,000 on December 31, 2016; and

•	payment of dividends is subject to no event of default having occurred.

In connection with these guarantees, we have also undertaken to ensure that a minimum of 35% of our shares shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities.

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

Under the terms of certain of our existing credit facilities, we are not permitted to pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend. We expect that any future credit facilities will also have restrictions on the payment of dividends. In addition, cash dividends on our common stock are subject to the priority of dividends on the 1,569,526 shares of Series B Preferred Shares issued

June 2013, 2,300,000 shares of Series C Preferred Shares issued May 2014 and 3,200,000 shares of Series D Preferred Shares issued June 2014, in each case outstanding as of December 31, 2015.

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

We depend on our Managers to operate our business and our business could be harmed if our Managers fail to perform their services satisfactorily.

Pursuant to our management agreement, as amended, with Safety Management (the “SMO Management Agreement”) and our management agreement with Safe Bulkers Management (the “SBM Management Agreement” and, together with the SMO Management Agreement, the “Management Agreements”), our Managers provide us with technical, administrative and commercial services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance, financial services and office space). Our operational success depends significantly upon our Managers’ satisfactory performance of these services. Our business would be harmed if our Managers failed to perform these services satisfactorily. In addition, if either of the Management Agreements were to be terminated or if their terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our Management Agreements.

Our ability to compete for and enter into charters and to expand our relationships with our existing charterers will depend largely on our relationship with our Managers and their reputation and relationships in the shipping industry. If our Managers suffer material damage to their reputation or relationships, it may harm our ability to:

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

Although we may have rights against our Managers if they default on their obligations to us, investors in us will have no recourse against our Managers.

Our Managers are permitted to provide certain management services to affiliates and third parties under the specific restrictions of our Management Agreements. Although our Managers are required to provide preferential treatment to our vessels with respect to chartering arrangements under the Management Agreements, our Managers’ time and attention may be diverted from the management of our vessels in such circumstances.

Further, we will need to seek approval from our lenders to change our Managers.

Management fees are payable to our Managers regardless of our profitability, which could have a material adverse effect on our business, financial condition and results of operations.

Pursuant to our Management Agreements, we pay our Managers a fixed fee of $975 per day per vessel for providing commercial, technical and administrative services (subject to adjustment for compensation expenses payable by us) and a variable fee of 0.0% of gross freight, charter hire, ballast bonus and demurrage (See the section entitled “Item 5. Operating and Financial Review and Prospects—General and Administrative Expenses” for more information). In addition, we pay our Managers certain commissions and fees with respect to vessel purchases, sales and newbuilds. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain public company expenses such as directors’ and officers’ liability insurance, legal and accounting fees and other similar public company expenses, which are reimbursed by us. The management fees can be adjusted annually on May 29 of each year, the anniversary of our entry into the Management Agreements. The management fees are payable whether or not our vessels are employed, and regardless of our profitability, and we have no ability to require our Managers to reduce the management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations.

Both of our Managers are privately held companies, and there is little or no publicly available information about them; an investor could have little advance warning of problems affecting our Managers that could have a material adverse effect on us.

The ability of our Managers to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair our Managers’ financial strength. Because our Managers are privately held, it is unlikely that information about their financial strength would become public or available to us prior to any default by our Managers under the Management Agreements. As a result, we may, and our investors might, have little advance warning of problems that affect our Managers, even though those problems could have a material adverse effect on us.

Our chief executive officer also controls our Managers, which could create conflicts of interest between us and our Managers.

Our chief executive officer, Polys Hajioannou, controls both of our Managers. The Hajioannou family (including Polys Hajioannou), directly and through entities controlled by the Hajioannou family, owns approximately 57.98% of our outstanding common stock. These relationships could create conflicts of interest between us, on the one hand, and our Managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies affiliated with our Managers or our chief executive officer. To the extent we elect not to exercise our right of first refusal with respect to any drybulk vessel that may be acquired by companies affiliated with our chief executive officer, such companies could acquire and operate such drybulk vessels in competition with us. In addition, although under our Management Agreements our Managers will be required to first provide us any chartering opportunities in the drybulk sector, our Managers are not prohibited from giving preferential treatment in other areas of its management to vessels that are beneficially owned by related parties. In addition, under our restrictive covenant arrangements with Polys Hajioannou and certain entities affiliated with him, he and such entities may own, operate or finance a maximum of four drybulk vessels on the water at any one time or enter into contracts with shipyards for newbuild drybulk vessels as part of his estate planning for the benefit of one or more of his children. Any such drybulk vessels are not required to be managed by either of our Managers, and Polys Hajioannou and his related entities are not required to first provide chartering opportunities to us with respect to such vessel. These conflicts of interest may have an adverse effect on our business, financial condition and results of operations.

Our business depends upon certain employees who may not necessarily continue to work for us; if such employees were no longer to be affiliated with us, our business, financial condition and results of operation could suffer.

Our future success depends, to a significant extent, upon our chief executive officer, Polys Hajioannou, and certain other members of our senior management and of our Managers. Polys Hajioannou has substantial experience in the drybulk shipping industry and for 29 years has worked with us, our Managers and their predecessor. He and other members of our senior management and of our Managers manage our business and their performance is crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us or our Managers, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition could suffer. We do not maintain, and do not intend to maintain, “key man” life insurance on any of our executive officers.

The provisions in our restrictive covenant arrangements with our chief executive officer and certain entities affiliated with him restricting their ability to compete with us, like restrictive covenants generally, may not be enforceable.

Our chief executive officer, Polys Hajioannou, and certain entities affiliated with him have entered into restrictive covenant agreements with us under which they are precluded from competing with us during either (i) with respect to Polys Hajioannou, the term of his service with us as executive and director and for one year thereafter, or (ii) with respect to entities affiliated with Polys Hajioannou, during the term of the Management Agreements and for one year following the termination of both Management Agreements, in each case subject to certain exceptions. Courts generally do not favor the enforcement of such restrictions, particularly when they involve individuals and could be construed as infringing on such individuals’ ability to be employed or to earn a livelihood. Our ability to enforce these restrictions, should it ever become necessary, will depend upon the circumstances that exist at the time enforcement is sought. A court may not enforce the restrictions as written by way of an injunction and we may not necessarily be able to establish a case for damages as a result of a violation of the restrictive covenants.

Our vessels call on ports located in Iran and Syria, which are identified by the United States government as state sponsors of terrorism and are subject to United States economic sanctions, which could be viewed negatively by investors and adversely affect the trading price of our common stock and Preferred Shares.

From time to time, vessels in our fleet have called and/or may call on ports located in countries identified by the United States government as state sponsors of terrorism and subject to United States economic sanctions. From January 1, 2005 through December 31, 2011, vessels in our fleet made 20 calls on ports in Iran and three calls on ports in Syria out of a total of 2,327 calls on worldwide ports. From January 1, 2012 through December 31, 2015, vessels in our fleet did not make any calls on ports in Iran or Syria. Iran and Syria are identified by the United States government as state sponsors of terrorism. Although these designations and controls do not prevent our vessels from making calls on ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our common stock. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Our policy is for our vessels to avoid making calls on ports in Iran and Syria unless the charterer provides information certifying that its cargo is licensed by the Office of Foreign Assets Control (OFAC) of the US Department of the Treasury.

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

We are incorporated under the laws of the Republic of the Marshall Islands, and our Managers’ business is operated primarily from their offices in Athens, Greece and Limassol, Cyprus. In addition, a majority of our directors and officers are or will be nonresidents of the United States, and all of our assets and a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under the securities laws or otherwise. You may also have difficulty enforcing, both within and outside of the United States, judgments you may obtain in the United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. There is also substantial doubt that the courts of the Republic of the Marshall Islands, the Republic of Cyprus or Greece would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.

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

The Hajioannou family (including our chief executive officer, Polys Hajioannou), owns approximately 57.98% of our outstanding common stock. The Hajioannou family is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of the Hajioannou family may be different from yours.

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

There is no guarantee of a continuing public market for you to resell our common or preferred stock.

Our common stock and Preferred Shares trade on the NYSE. We cannot assure you that an active and liquid public market for our common stock or Preferred Shares will continue, which would likely have a negative effect on the price of our common stock or Preferred Shares, as applicable, and impair your ability to sell or purchase our common stock or Preferred Shares, as applicable, when you wish to do so. In January 2016, we announced that we received notice from the NYSE indicating that the trading price of our common stock was not in compliance with the NYSE’s continuing listing standard that requires a minimum average closing price of $1.00 per share over a period of 30 consecutive trading days. Under the NYSE rules, we can cure this deficiency if, during the six-month period following receipt of the NYSE notice, on the last trading day of any calendar month or on the last trading day of the cure period, our common stock has a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30-trading day period ending on the last trading day of that month or the last trading day of the cure period. If we determine to remedy the non-compliance by taking action that will require shareholder approval, including through a reverse stock split, we may obtain shareholder approval by no later than our next annual meeting, and implement such action promptly thereafter. During this period, our common stock will continue to be traded on the NYSE, subject to our compliance with other NYSE listing requirements. We have notified the NYSE of our intent to cure this noncompliance. However, there can be no assurance that any action taken by us to cure such noncompliance will be successful or that we will be able to maintain compliance with the other NYSE continued listing requirements in respect of our common stock or Preferred Shares.

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

The Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Preferred Shares may be required to bear the financial risks of an investment in the Preferred Shares for an indefinite period of time. In addition, the Preferred Shares rank junior to all our indebtedness and other liabilities, and to any other senior securities we may issue in the future with respect to assets available to satisfy claims against us. Each series of our Preferred Shares rank pari passu with one another and any class or series of capital stock established after the original issue date of such preferred shares that is not expressly subordinated or senior to such preferred shares as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up.

Our Preferred Shares are subordinate to our debt, and your interests could be diluted by the issuance of additional preferred shares, including additional Preferred Shares, and by other transactions.

Our Preferred Shares are subordinate to all of our existing and future indebtedness. As of December 31, 2015, we had aggregate debt outstanding of $671.7 million, of which $80.1 million was the current portion of long term debt and $16.8 million was liability directly associated with assets held for sale, both payable within the next 12 months. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends on or redeem preferred shares. Our articles of incorporation currently authorize the issuance of up to 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of December 31, 2015,

1,569,526 shares of Series B Preferred Shares, 2,300,000 shares of Series C Preferred Shares and 3,200,000 shares of Series D Preferred Shares were issued and outstanding. Of this blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described under “Item 10. Additional Information—B. Articles of Incorporation and Bylaws—Stockholder Rights Plan”. The issuance of additional preferred shares on a parity with or senior to the Preferred Shares would dilute the interests of holders of such shares, and any issuance of preferred shares senior to such preferred shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Preferred Shares.

Holders of Preferred Shares have extremely limited voting rights.

The voting rights of holders of Preferred Shares are extremely limited. Our common stock is the only class or series of our shares carrying full voting rights. Holders of Preferred Shares have no voting rights other than the ability (voting together as a class with all other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable, including all of the Preferred Shares), subject to certain exceptions, to elect one director if dividends for six quarterly dividend periods (whether or not consecutive) payable on our Preferred Shares are in arrears and certain other limited protective voting rights.

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

There are legal uncertainties involved in this determination. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit held that, contrary to the position of the United States Internal Revenue Service, or the “IRS,” in that case, and for purposes of a different set of rules under the Internal Revenue Code of 1986, or the “Code,” income received under a period time charter of vessels should be treated as rental income rather than services income. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our period time chartering activities would be treated as rental income, and we would probably be a PFIC. The IRS has stated that it disagrees with the holding in Tidewater and has specified that income from period time charters should be treated as services income. However, the IRS’s statement with respect to the Tidewater decision was an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. In light of these authorities, the IRS or a United States court may not accept the position that we are not a PFIC, and there is a risk that the IRS or a United States court could determine that we are a PFIC. Moreover, we may constitute a PFIC for a future taxable year if there were to be changes in our assets, income or operations.

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

Over the past 20 years under the leadership of Polys Hajioannou, we have renewed our fleet by selling 13 drybulk vessels during periods of what we viewed as favorable secondhand market conditions and contracting to acquire 52 drybulk newbuilds and four drybulk secondhand vessels. Also under his leadership, we have expanded the classes of drybulk vessels in our fleet and the aggregate carrying capacity of our fleet has grown from 887,900 deadweight tons prior to our initial public offering in May 28, 2008 to 3,341,800 dwt as of February 5, 2016. Information on our capital expenditure requirements are discussed below in ‘Item 5B. Liquidity and Capital Resources’. The quality and size of our current fleet, together with our long-term relationships with several of our charter customers, are, we believe, the results of our long-term strategy of maintaining a young, high quality fleet, our broad knowledge of the drybulk industry and our strong management team. In addition to benefiting from the experience and leadership of Polys Hajioannou, we also benefit from the expertise of our Managers which, along with their predecessor, have specialized in drybulk shipping since 1965, providing services to over 50 drybulk vessels. In June 2008, we completed an initial public offering of our common stock in the United States and our common stock began trading on the New York Stock Exchange. Our principal executive office is located at Apt. D11, Les Acanthes, 6, Avenue des Citronniers MC 98 000 Monaco. Our representation office in Greece is at 30-32 Avenue Karamanli, 16673 Voula, Athens, Greece. Our registered address in the Republic of the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

B.	Business Overview

We are an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest consumers of marine drybulk transportation services. As of February 5, 2016, we had a fleet of 37 drybulk vessels, with an aggregate carrying capacity of 3,341,800 dwt and an average age of 6.1 years, making us one of the world’s youngest fleets of Panamax, Kamsarmax, Post-Panamax and Capesize class vessels. Our fleet is expected to grow through 2018 as the result of the delivery of six further contracted newbuild vessels, comprised of two Panamax class vessels, three Kamsarmax class vessels (one of which is under negotiations with the respective seller to be novated) and one Post-Panamax class vessels. Upon delivery of the last of our contracted newbuilds, assuming the successful conclusion of the novation under negotiation and assuming we do not acquire any additional vessels or dispose of any of our vessels, our fleet will be comprised of 40 vessels, having an aggregate carrying capacity of 3,578,400 dwt.

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

General

As of February 5, 2016 our fleet comprised 37 vessels, of which 14 are Panamax class vessels, eight are Kamsarmax class vessels, 12 are Post-Panamax class vessels and three are Capesize class vessels, with an aggregate carrying capacity of 3,341,800 dwt and an average age of 6.1 years. Assuming delivery of the last of our contracted vessels in 2018 and assuming the successful conclusion of the novation under negotiation, our fleet will be comprised of 15 Panamax class vessels, 10 Kamsarmax class vessels, 12 Post-Panamax class vessels and three Capesize class vessels, and the aggregate carrying capacity of our 40 vessels will be 3,578,400 dwt. As of February 5, 2016, the average remaining duration of the charters for our existing fleet was 1.15 years.

The majority of vessels in our fleet have sister ships with similar specifications in our existing or newbuild fleet. We believe using sister ships provides cost savings because it facilitates efficient inventory management and allows for the substitution of sister ships to fulfill our period time charter obligations.

Our Fleet and Newbuilds

The table below presents additional information with respect to our drybulk vessel fleet, including our newbuilds, and its deployment as of February 5, 2016.

Vessel Name	Dwt	Year Built(1)	Country of Construction	Charter Type	Charter Rate(2)	Commissions(3)	Charter Period(4)	Sister Ship(5)
CURRENT FLEET
Panamax
Maria	76,000	2003	Japan	Period	$8,250	5.00%	Aug 2015 – Jun 2016	A
Koulitsa	76,900	2003	Japan	Period	$7,650	5.00%	Sep 2015 – Feb 2016
Paraskevi	74,300	2003	Japan	Period	$7,400	5.00%	Jul 2015 – May 2016
Vassos	76,000	2004	Japan	Period	$4,674	5.00%	Jan 2016 – May 2016	A
Katerina	76,000	2004	Japan	Period(6)	BPI+6%	5.00%	Apr 2015 –Feb 2017	A
Maritsa	76,000	2005	Japan	Period	$5,350	5.00%	Dec 2015– Apr 2016	A
Efrossini	75,000	2012	Japan	Period	$6,200	4.75%	Dec 2015 – Aug 2016	B
Zoe	75,000	2013	Japan	Period	$5,100	5.00%	Jan 2016 – Apr 2016	B
Kypros Land	77,100	2014	Japan	Period	$8,000	5.00%	Oct 2015– Mar 2016	H
Kypros Sea	77,100	2014	Japan	Period	$6,050	5.00%	Dec 2015 – Aug 2016	H
Kypros Unity(7)	78,000	2014	Japan	Spot	$4,500	5.00%	Jan 2016 – Mar 2016	I
Kypros Bravery	78,000	2015	Japan	Period	$6,250	5.00%	Jan 2016 – May 2016	I
Kypros Sky	77,100	2015	Japan	Period	$6,000	5.00%	Dec 2015 – Mar 2016	H
Kypros Loyalty	78,000	2015	Japan					I
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	Period	$5,500	4.75%	Nov 2015 – May 2016	C
Pedhoulas Trader	82,300	2006	Japan	Period	$5,700	5.00%	Nov 2015 – Mar 2016	C
Pedhoulas Leader	82,300	2007	Japan	Period	$6,250	5.00%	Dec 2015– Dec 2016	C
Pedhoulas Commander	83,700	2008	Japan	Period	$6,250	5.00%	Jan 2016 – Nov 2016
Pedhoulas Builder(8)	81,600	2012	China	Period	$8,500	5.00%	Aug 2015 – Mar 2016	D
Pedhoulas Fighter(8)	81,600	2012	China	Period	$7,000 $6,100	5.00% 5.00%	May 2015– Feb 2016 Mar 2016 – Dec 2016	D
Pedhoulas Farmer(8)	81,600	2012	China	Spot	$4,000	5.00%	Feb 2016 – Mar 2016	D
Pedhoulas Cherry(8)	82,000	2015	China	Period	$7,875	5.00%	Jul 2015 – Feb 2016	K
Post-Panamax
Stalo(7)	87,000	2006	Japan	Spot	$6,000	5.00%	Feb 2016 – Mar 2016	E
Marina	87,000	2006	Japan	Period	$6,200	5.00%	Dec 2015 –Oct 2016	E
Xenia	87,000	2006	Japan	Period	$5,340	5.00%	Dec 2015 – May 2016	E
Sophia	87,000	2007	Japan	Period	$5,000	5.00%	Dec 2015 – Mar 2016	E
Eleni	87,000	2008	Japan	Period	$8,200 $7,250	3.75% 1.25%	Aug 2015 – Feb 2016 Apr 2016 – Oct 2018	E
Martine	87,000	2009	Japan	Period(6)	BPI+10%	5.00% 5.00%	Apr 2015 – Jan 2017	E
Andreas K	92,000	2009	South Korea	Spot	$6,000	5.00%	Feb 2016 – Apr 2016	F
Panayiota K	92,000	2010	South Korea	Spot	$3,500	0.00%	Feb 2016 – Mar 2016	F
Venus Heritage	95,800	2010	Japan	Spot	$8,000	5.00%	Nov 2015 – Feb 2016	G
Venus History	95,800	2011	Japan	Period	$4,812	5.00%	Dec 2015 – Apr 2016	G
Venus Horizon	95,800	2012	Japan	Period	$5,500	4.75%	Jan 2016 – Dec 2016	G
Troodos Sun	85,000	2016	Japan					J
Capesize
Kanaris	178,100	2010	China	Period	$25,928	2.50%	Sep. 2011 – Jun. 2031
Pelopidas	176,000	2011	China	Period	$38,000	1.00%	Feb. 2012 – Dec. 2021
Lake Despina	181,400	2014	Japan	Period(9)	$23,100 $24,810	1.25% 1.25%	Jan. 2014 – Jul. 2016 Jul. 2016 – Jan. 2024
Subtotal	3,341,800
NEW BUILDS
Panamax
Hull No. 828	77,000	1H 2016	Japan					I
Hull No. 835	77,000	1H 2017(9)	Japan					I
Kamsarmax
Hull No. 1146	82,000	1H 2016(9)	China					K
Hull No. 1551	81,600	1H 2017(9)	Japan					L
Hull No. 1552(10)	81,600	1H 2018(9)	Japan					L
Post-Panamax
Hull No. 1685	84,000	1H 2016(9)	Japan					J
Hull No. 1718(11)	84,000	2H 2019	Japan					J
Subtotal	567,200
TOTAL	3,909,000

(1)	For existing vessels, the year represents the year built. For newbuilds, the dates shown reflect the expected delivery dates.

(2)	Quoted charter rates are gross charter rates. Gross charter rates are inclusive of commissions. Net charter rates are charter rates after the payment of commissions. Charter agreements may provide for additional payments, namely ballast bonus, to compensate for vessel repositioning.

(3)	Commissions reflect payments made to third-party brokers or our charterers, and do not include the 0.00% fee payable on gross freight, charter hire, ballast bonus and demurrage to our Manager pursuant to our vessel management agreements with our Manager.

(4)	The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of February 5, 2016, scheduled start dates. Actual start dates and redelivery dates may differ from the scheduled start and redelivery dates depending on the terms of the charter and market conditions.

(5)	Each vessel with the same letter is a “sister ship” of each other vessel that has the same letter, and under certain of our charter contracts, may be substituted with its “sister ships.”

(6)	A period time charter at a gross daily charter rate linked to the Baltic Panamax Index (“BPI”) plus a premium.

(7)	In February 2016, following evaluation, negotiation and approval by a special committee of the Board of Directors of the Company comprised of the independent directors, (“Special Committee”), two subsidiaries of the Company entered into agreements to sell two vessels, the Kypros Unity and the Stalo, to entities controlled by Polys Hajioannou. Refer to Notes 3 and 22 of the consolidated financial statements which are included elsewhere in this annual report.

(8)	Vessel sold and leased back on a net daily bareboat charter rate of $6,500, for a period of 10 years, with a purchase obligation at the end of the 10th year and purchase options in favor of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase prices.

(9)	A period time charter of 10 years at a gross daily charter rate of $23,100 for the first two and a half years and of $24,810 for the remaining period. The charter agreement grants the charterer the option to extend the period time charter for an additional 12 months at a time, at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times. The charter agreement also grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the period time charter period, at a price of $39 million less 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year. The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party.

(10)	Following evaluation, negotiation and approval by the Special Committee, a subsidiary of the Company is in negotiations to novate the shipbuilding contract for Hull1552 to an entity controlled by Polys Hajioannou. Refer to Notes 3 and 22 of the consolidated financial statements which are included elsewhere in this annual report.

(11)	In February 2016, following evaluation, negotiation and approval by the Special Committee, a subsidiary of the Company entered into an agreement to novate the newbuilding contract for Hull 1718 to an entity controlled by Polys Hajioannou, pursuant to which the Company subsidiary will no longer have any obligations under the shipbuilding contract. Refer to Notes 3 and 22 of the consolidated financial statements which are included elsewhere in this annual report.

From the beginning of 1995 through February 5, 2016, we have taken delivery of 43 newbuilds and four secondhand vessels. As of February 5, 2016, we were contracted to take delivery of six newbuild vessels, comprised of two Japanese-built Panamax class vessels, two Japanese-built Kamsarmax class vessels (one of which is under negotiations to be novated), one Chinese-built Kamsarmax class vessel and one Japanese-built Post-Panamax class vessel. As of February 5, 2016, our remaining capital expenditure requirements to shipyards or sellers before minor adjustments for shipyards’ costs related to certain delayed deliveries, for the six vessels amounted to $135.6 million, of which $62.7 million is due in 2016, $52.6 million in 2017 and $20.3 million is due in 2018.

The effect of the novation under negotiation of Hull 1552, will be a reduction of capital expenditure requirements of $28.8 million ($28.5 million to sellers and $0.3 million acquisition commission to our Manager) of which $8.2 million is due in 2017 and $20.6 million is due in 2018.

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

Our Customers

Since 2005 our customers have included over 30 national, regional and international companies, including Bunge, Cargill, Daiichi, Intermare Transport G.m.b.H., Eastern Energy Pte. Ltd., NYK, NS United Kaiun Kaisha, Kawasaki Kisen Kaisha, Oldendorff G.M.B.H and co. KG, Louis Dreyfus Armateurs, Louis Dreyfus Commodities, ArcelorMittal or their affiliates. During 2015, two of our charterers accounted for 23.46% of our revenues, namely Oldendorff Gmbh and Co. KG and Global Chartering Ltd, an affiliate of ArcelorMittal, with each one accounting for more than 10% of total revenues. During 2014, none of our charterers accounted for more than 10% of total revenues. We seek to charter our vessels primarily to charterers who intend to use our vessels without sub-chartering them to third parties. A prospective charterer’s financial condition and reliability are also important factors in negotiating employment for our vessels.

Management of Our Fleet

We have entered into Management Agreements pursuant to which our Managers provide us with technical, administrative, commercial and certain other services. The SMO Management Agreement was effective as of May 29, 2008 and had an initial two year term which could be extended on a year-to-year basis up to eight times. The SBM Management Agreement was effective as of May 29, 2015 and continues for an initial one year term and can be extended on a year-to-year basis up to two times. Both Management Agreements are terminable by us by giving the respective Manager with written notice of termination no later than 12 months prior to the end of the current term. We have not given notice of termination under either Management Agreement. Our arrangements with our Managers and their performance are reviewed by our board of directors. Our chief executive officer, president, chief financial officer and chief operating officer, collectively referred to in this annual report as our “executive officers,” provide strategic management for our company and also supervise the management of our day-to-day operations by our Managers. Our Managers report to us and our board of directors through our executive officers.

According to the Management Agreements as amended, in return for providing such services our Managers receive a fixed management fee of $975 per day per vessel. Our Managers also receive a sales fee of 1.0% based on the contract price of any vessel sold by it on our behalf, and an acquisition fee of 1.0% based on the contract price of any vessel bought by it on our behalf, including the acquisition of each of our contracted newbuilds. We also pay our Managers a supervision fee of $550,000 per newbuild, of which 50% is payable upon the signing of the relevant supervision agreement, and 50% upon successful completion of the sea trials of each newbuild, which we capitalize, for the on-premises supervision by selected engineers and others on the Managers’ staff of newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise.

Pursuant to the terms of the Management Agreements, the Managers provide to us executive officers at no cost. To the extent that the Managers do not provide executive officers to us but instead such executive officers are employed by us directly, the management fee payable by us to the Managers shall be reduced by an amount equal to the aggregate costs of compensation and benefits and other incidental costs borne by us as a result of such employment.

Our Managers have agreed that, during the term of our Management Agreements and for a period of one year following their termination, our Managers will not provide management services to, or with respect to, any drybulk vessels other than (a) on our behalf or (b) with respect to drybulk vessels that are owned or operated by companies affiliated with our chief executive officer or his children, and drybulk vessels that are acquired, invested in or controlled by companies affiliated with our chief executive officer or his children, subject in each case to compliance with, or waivers of, the restrictive covenant agreements entered into between us and such companies. Our Managers have also agreed that if one of our drybulk vessels and a drybulk vessel owned or operated by any such company are both available and meet the criteria for a charter being arranged by our Managers, our drybulk vessel will receive such charter.

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements” for more information.

Competition

We operate in highly competitive markets that are based primarily on supply and demand. Our business fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We believe we differentiate ourselves from our competition by providing young, modern vessels with advanced designs and technological specifications. As of February 5, 2016 our fleet had an average age of 6.1 years compared to an industry average of approximately 8.8 years. Upon delivery of our contracted newbuilds vessel, the majority of our fleet will have been built in Japanese shipyards, which we believe provides us with an advantage in attracting large, well-established customers, including Japanese customers.

The drybulk sector is characterized by relatively low barriers to entry, and ownership of drybulk vessels is highly fragmented. In general, we compete with other owners of Panamax class or larger drybulk vessels for charters based upon price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel.

Crewing and Shore Employees

Our management team consists of our chief executive officer, president, chief financial officer and chief operating officer. We directly employ five officers including our legal representative in Greece, our president, chief financial officer and chief operating officer. Our Managers are responsible for the technical management of our fleet and therefore also handle the recruiting, either directly or through crewing agents, of the senior officers and all other crew members for our vessels. As of December 31, 2015, approximately 724 people served on board the vessels in our fleet, and our Managers employed approximately 80 people on shore.

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

Our Managers are responsible for arranging insurance for all our vessels on terms specified in our Management Agreements, which we believe are in line with standard industry practice. In accordance with our Management Agreements, our Managers procure and maintain hull and machinery insurance, war risks insurance, freight, demurrage and defense coverage and protection and indemnity coverage with mutual assurance associations. Due to our low incident rate and the young age of our fleet, we are generally able to procure relatively low rates for all types of insurance.

While our insurance coverage for our drybulk vessel fleet is in amounts that we believe to be prudent to protect us against normal risks involved in the conduct of our business and consistent with standard industry practice, our Managers may not be able to maintain this level of coverage throughout a vessel’s useful life. Furthermore, all risks may not be adequately insured against, any particular claim may not be paid and adequate insurance coverage may not always be obtainable at reasonable rates.

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

Vessel Name	Drydocking	Special Survey
Maria	January 2018	April 2018
Vassos	October 2018	February 2019
Katerina	May 2019	May 2019
Maritsa	January 2020	January 2020
Efrossini	November 2016	February 2017
Koulitsa	January 2017	April 2018
Paraskevi	January 2017	January 2018
Pedhoulas Merchant	July 2020	March 2016
Pedhoulas Trader	Oct 2020	May 2016
Pedhoulas Leader	December 2020	February 2017
Pedhoulas Builder	May 2017	May 2017
Pedhoulas Fighter	August 2017	August 2017
Pedhoulas Farmer	September 2017	September 2017
Marina	August 2020	January 2021
Sophia	June 2017	June 2017
Eleni	August 2018	November 2018
Martine	November 2018	February 2019
Andreas K	May 2018	August 2019
Kanaris	November 2018	February 2020
Panayiota K	January 2019	April 2020
Venus Heritage	March 2020	March 2020
Venus History	August 2016	September 2016
Venus Horizon	November 2020	February 2017
Pelopidas	November 2016	November 2016
Pedhoulas Commander	February 2017	May 2018
Zoe	April 2017	July 2018
Xenia	February 2020	August 2016
Lake Despina	October 2018	January 2019
Kypros Land	November 2017	February 2019
Kypros Sea	January 2018	March 2019
Kypros Bravery	October 2018	January 2020
Kypros Loyalty	June 2019	June 2020
Kypros Sky	April 2019	April 2020
Pedhoulas Cherry	July 2019	July 2020

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

Environmental and Other Regulations

General

Government regulation significantly affects the ownership and operation of our vessels. Our vessels are subject to international conventions and national, state and local laws and regulations in force in international waters and the countries in which they operate or are registered, including environmental protection requirements governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and the management of other contamination, air emissions, water discharges and ballast water. These laws and regulations include the International Convention for Prevention of Pollution from Ships, the International Convention for Safety of Life at Sea (“SOLAS”) and implementing regulations adopted by the International Maritime Organization (“IMO”), the European Union (“EU”) and other international, national and local regulatory bodies. They also include laws and regulations in the jurisdictions where our vessels travel and in the ports where our vessels call. In the U.S., the requirements include OPA 90, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Clean Water Act (“CWA”) and U.S. Clean Air Act (“CAA”). Compliance with these environmental protection requirements can impose significant cost and expense, including the cost of vessel modifications and implementation of certain operating procedures. Our fleet is young and modern and complies with all current requirements and we do not anticipate incurring significant vessel modification expenditures in the current or subsequent fiscal year to comply with such requirements. Under our Management Agreements, our Managers have assumed technical management responsibility for our fleet, including compliance with all applicable government and other regulations. If the Management Agreements with our Managers terminate, we would attempt to hire another party to assume this responsibility. In the event of termination, we might be unable to hire another party to perform these and other services for the present fee structure and related costs. However, due to the nature of our relationship with our Managers, we do not expect our Management Agreements to be terminated early.

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

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the drybulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. One of our Managers, Safety Management, and the vessels managed by it are certified in accordance with ISO 14001:2004 and ISO 50001:2011 relating to environmental standards and energy efficiency, while our other Manager, Safe Bulkers Management, is currently in the process of certification. Moreover we are in process to obtain additional class notation for our fleet for the prevention of sea and air pollution. We believe that the operation of our vessels is in substantial compliance with all environmental laws and regulations applicable to us as of the date of this annual report. However, because such laws and regulations are subject to frequent change and may impose increasingly stricter requirements, such future requirements could limit our ability to do business, increase our operating costs, force the early retirement of our vessels and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations. However, we believe that because our fleet is young and modern, we will not be exposed to the same level of risk faced by owners of older, less modern vessels.

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

The operation of our vessels is also affected by the requirements set forth in the IMO’s International Safety Management (“ISM”) Code. The ISM Code requires vessel owners or any other person, such as a manager or bareboat charterer, who has assumed responsibility for the operation of a vessel from the vessel owner and on assuming such responsibility has agreed to take over all the duties and responsibilities imposed by the ISM Code, to develop and maintain an extensive SMS that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a “Safety Management Certificate” for each vessel they operate from the government of the vessel’s flag state. The certificate verifies that the vessel operates in compliance with its approved SMS. Currently, our Managers have the requisite documents of compliance and safety management certificates for each of the vessels in our fleet for which the certificates are required by the IMO. Our Managers are required to renew these documents of compliance and safety management certificates every five years. Compliance is externally verified on an annual basis for the Managers and between the second and third years for each vessel by the applicable flag state.

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

Effective July 31, 2009, the U.S. Coast Guard adopted regulations that adjust the limits of liability of responsible parties under OPA 90 to the greater of $1,100 per gross ton or $939,800 per non-tank vessel and established a procedure for adjusting the limits for inflation every three years. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. As a result of the oil spill in the Gulf of Mexico resulting from the explosion of the Deepwater Horizon drilling rig, bills have been introduced in the U.S. Congress to increase the limits of OPA liability for all vessels, including tanker vessels. In August 2014, the U.S. Coast Guard also proposed regulations that would increase offshore spill liability limits under the OPA 90 to reflect increases in the Consumer Price Index.

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

The potential impact of lubricant discharges – those not from accidental spills – to the aquatic ecosystem is substantial. Supply of environmentally acceptable lubricants could otherwise increase our investment and operating costs.

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

In 2012, the U.S. Coast Guard finalized amendments to its ballast water management regulations that impose stricter discharge limits for allowable concentrations of various invasive species and include approval process requirements for ballast water management systems. The regulations require ships calling at U.S. ports to treat ballast water, and regularly remove hull fouling. In particular, it is required for existing vessels constructed before December 1, 2013, to be equipped with approved ballast water treatment systems by their first dry-docking after January 2016 (Original Compliance date) as amended with Extended Compliance date and for newbuilds with a keel laying date after December 2013 to be equipped upon their delivery. These regulations require modifications and installation of ballast water treatment equipment to our current vessels that call in U.S. ports, resulting in significant capital expenditures and an increase in our operational costs to call in U.S. ports.

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

In 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of January 2016, the BWM Convention had been adopted by 47 states, representing approximately 34.35% of the world’s tonnage. Each vessel in our current fleet has been issued a BWM plan Statement of Compliance by the classification society with respect to the applicable IMO regulations and guidelines.

If mid-ocean ballast exchange is made mandatory at the international level or if additional ballast water treatment requirements or options are instituted, significant capital expenditures to retrofit vessels and install ballast treatment equipment will be needed and our operating costs could increase.

Greenhouse gas regulation – United Nations Framework Convention on Climate Change

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015, contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. However, a new treaty may be adopted in the future that includes restrictions on shipping emissions. International and multinational bodies or individual countries also may adopt their own climate change regulatory initiatives. The IMO recently announced its intention to develop reduction measures for greenhouse gases from international shipping. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels, and the European Commission ratified, and in April 2015 the European Parliament approved, a new regulation requiring ships over 5,000 gross tons docking in EU ports to monitor, report and verify greenhouse gas emissions. The new regulation will go into effect in 2018. In the United States, the EPA is considering a 2007 petition from the California Attorney General and a coalition of environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the Clean Air Act. These or other developments may result in regulations relating to the control of greenhouse gas emissions. Any passage of climate control legislation or other regulatory initiatives in the jurisdictions where we operate could result in financial impacts on our operations that we cannot predict with certainty at this time.

Vessel security regulations

Several initiatives have been implemented to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (the “MTSA”) came into effect. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or “ISPS Code.” Among the various requirements are:

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

Safe Bulkers, Inc. is a holding company with 45 subsidiaries, 24 of which are incorporated in Liberia, and 21 in the Republic of the Marshall Islands. Our subsidiaries are wholly-owned by us. A list of our subsidiaries as of February 5, 2016 is set forth in Exhibit 8.1 to this annual report.

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

Overview

Our business is to provide international marine drybulk transportation services by operating vessels in the drybulk sector of the shipping industry. As of February 5, 2016 our fleet consisted of 37 drybulk vessels with an aggregate capacity of 3,341,800 dwt and we had contracts for an additional six newbuild vessels (one of which is under negotiation to be novated). We deploy our vessels on a mix of period time and spot time charters according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with period time charters, or to profit from attractive spot time charter rates during periods of strong charter market conditions, or to maintain employment flexibility that the spot market offers during periods of weak time charter market conditions. As of February 5, 2016, 16 out of 37 drybulk vessels of the Company were employed under period time charters of more than three months outstanding charter duration. We believe our customers, some of which have been chartering our vessels for over 25 years, enter into period time and spot time charters with us because of the quality of our young and modern vessels and our record of safe and efficient operations.

The average number of vessels in our fleet for the years ended December 31, 2013, 2014 and 2015 was 26.6, 31.0 and 34.7, respectively. After delivery of our contracted newbuild vessels, assuming the successful conclusion of the novation of under negotiation of Hull 1552, our drybulk fleet will consist of 40 vessels and will have an aggregate carrying capacity of 3,578,400 dwt, assuming we do not acquire any additional vessels or dispose of any of our vessels.

Our Managers

Our operations are managed by our Managers, Safety Management and Safe Bulkers Management, under the supervision of our executive officers and our board of directors. Under our Management Agreements, our Managers provide us with technical, administrative and commercial services. Both of our Managers are controlled by Polys Hajioannou. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements” for more information.

A.	Operating Results

Our operating results are largely driven by the following factors:

•	Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•	Available days. We define available days (also referred to as voyage days) as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys. Available days are used to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance. Operating days are used to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our ownership days during that period. Fleet utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special surveys. During the three years ended December 31, 2015, our average annual fleet utilization rate was approximately 98.03%. However, an increase in annual off-hire days could reduce our operating days, and therefore, our fleet utilization.

•	Time charter equivalent rates. We define time charter equivalent rates, or “TCE rates,” as our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.

The following table reflects our time charter revenues, commissions, voyage expenses, time charter equivalent revenue, available days and time charter equivalent rate for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
	(in thousands of U.S. dollars except available days and time charter equivalent rate)
Time charter revenues	$191,520	$159,900	$132,375
Less commissions	4,799	5,806	5,058
Less voyage expenses	10,207	19,429	17,856
Time charter equivalent revenue	$176,514	$134,665	$109,461
Available days	9,647	11,216	12,482
Time charter equivalent rate	$18,297	$12,007	$8,770

•	Daily vessel operating expenses. We define daily vessel operating expenses to include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys, tonnage taxes and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period. Our ability to control our fixed and variable expenses, including our daily vessel operating expenses, also affects our financial results. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, including certain crew wages, are denominated can cause our vessel operating expenses to increase.

•	Daily general and administrative expenses. We define daily general and administrative expenses to include daily management fees and daily public company expenses as defined below. Daily vessel general and administrative expenses are calculated by dividing general and administrative expenses by ownership days for the relevant period.

•	Daily management fees. We define daily management fees to include the fixed and the variable fees payable to our Managers. Daily management fees are calculated by dividing management fees by ownership days for the relevant period.

•	Daily public company expenses. We define daily public company expenses to include expenses incurred related to our operation as a public company such as professional fees, compensation paid to our directors and officers, listing fees and other miscellaneous expenses. Daily public company expenses are calculated by dividing public company expenses by ownership days for the relevant period.

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rates, daily vessel operating expenses, daily general and administrative expenses and daily management fees for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
Ownership days	9,713	11,309	12,674
Available days	9,647	11,216	12,482
Operating days	9,615	11,174	12,242
Fleet utilization	98.99%	98.81%	96.59%
TCE rates	$18,297	$12,007	$8,770
Daily vessel operating expenses	$4,320	$4,477	$4,377
Daily general and administrative expenses(1)	$1,170	$1,179	$1,153
Daily management fees	$863	$793	$849
Daily public company expenses	$307	$386	$304

(1)	Aggregate of daily management fees and daily public company expenses.

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

Revenues from our period time charters comprised 87.3%, 77.2% and 77.4% respectively, of our charter revenues for the years ended December 31, 2013, 2014 and 2015. The revenues from our spot time charters comprised 12.7%, 22.8% and 22.6%, respectively, of our charter revenues for the years ended December 31, 2013, 2014 and 2015.

Unearned Revenue / Accrued Revenue

Unearned revenue as of December 31, 2015 includes cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date amounting to $2.0 million as of December 31, 2015.

Unearned revenue as of December 31, 2014 includes: (i) cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date amounting to $3.3 million as of December 31, 2014 and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for variable charter rates amounting to $0.3 million, all of was recognized as revenue during 2015.

Accrued revenue as of December 31, 2015 includes: (i) accrued revenue of $0.1 million that represents revenue earned prior to cash being received and (ii) accrued revenue of $0.9 million that represents revenue earned prior to cash being received in respect of charter agreements that provide for variable charter rates.

Accrued revenue as of December 31, 2014 includes: (i) accrued revenue of $0.2 million that represents revenue earned prior to cash being received and (ii) accrued revenue of $0.5 million that represents revenue earned prior to cash being received in respect of charter agreements that provide for variable charter rates.

Commissions

We pay commissions currently ranging up to 5.0% on our period time and spot time charters, to unaffiliated ship brokers, other brokers associated with our charterers and to our charterers. These commissions are directly related to our revenues, from which they are deducted. The amount of our total commissions to unaffiliated ship brokers and other brokers associated with our charterers and to our charterers might grow, as revenues increase due to improving market conditions and delivery of our six remaining contracted newbuild vessels (one of which is under negotiations to be novated), or decrease as a result of deteriorating market conditions. These commissions do not include fees we pay to our Managers, which are described under “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet.”

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

As of December 31, 2014 and 2015, we capitalized interest amounting to $263,748 and $636,420 respectively.

Under our Management Agreements with our Managers, for purchases of vessels including with respect to each of our eight remaining contracted newbuild vessels as of December 31, 2015, we will pay our Managers an acquisition fee of 1.0% on the contract price of the relevant vessel for our Manager’s services in connection with finalizing the contract and arranging for various regulatory approvals. The sale fee of 1.0% on the sale price due to the Managers pursuant to the Management Agreements arising from the sale transactions of the Stalo and the Kypros Unity and the novation of Hull 1718 has been waived. Refer to Notes 3 and 22 of the consolidated financial statements which are included elsewhere in this annual report for additional information on the above transactions. In addition, according to an agreement between us and our Managers, we pay our Managers a supervision fee in respect of each newbuild, of which 50% is payable upon the signing of the relevant supervision agreement, and 50% upon successful completion of the sea trials of each newbuild, for the on-premises supervision of all newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise. As of May 28, 2008 the supervision fee was $375,000, and as of May 29, 2011 the supervision fee was adjusted to $550,000. These amounts charged by our Managers are included as part of the vessel cost.

General and Administrative Expenses

General and administrative expenses consist of management fees paid to our Managers, which are related parties, in relation to management services offered, and expenses incurred relating to us being a public company, which include the preparation of disclosure documents, legal and accounting costs, including costs related to compliance with the Sarbanes-Oxley Act of 2002, director and officer compensation and director and officer liability insurance costs.

In May 2008, we entered into a two-year initial term management agreement with Safety Management, with automatic one-year renewals for an additional eight years. The fees were fixed for the initial two-year period; the fixed fee at $575 per day per vessel and the variable fee at 1.0% on gross freight, charter hire, ballast bonus and demurrage and were to be adjusted thereafter every year by agreement between us and our Manager. The initial term of two years expired on May 28, 2010 and as of May 29, 2010, pursuant to an agreement between us and our Manager, the variable fee on gross freight, charter hire, ballast bonus and demurrage was adjusted to 1.25%. As of May 29, 2011, pursuant to an agreement between us and our Manager, the fixed fee was adjusted to $700 per day per vessel from $575 per day. As of May 29, 2014, pursuant to an agreement between us and our Manager, the fixed fee was adjusted to $800 per day per vessel from $700 per day. As of May 29, 2015, we entered into an amended management agreement with Safety Management, pursuant to which the fixed fee was adjusted to $975 per day per vessel from $800 per day and the variable fee on gross freight, charter hire, ballast bonus and demurrage was adjusted to 0.0% from 1.25%.

In May 2015, we entered into a one-year initial term management agreement with Safe Bulkers Management, with automatic one-year renewals for an additional two years. Pursuant to this agreement, the fixed fee was set at $975 per day per vessel and the variable fee at 0.0% on gross freight, charter hire, ballast bonus and demurrage.

Pursuant to the terms of the Management Agreements, the Managers provide executive officers at no cost. To the extent that the Managers do not provide executive officers, but instead we employ executive officers directly, the management fee is reduced by an amount equal to the aggregate cost of compensation and benefits and other incidental costs borne as a result of employing the executive officers directly.

In addition to the fees described above, we pay our Managers the acquisition fees with respect to vessel purchases and newbuilds described above in “— Vessels, Net” and sales fees with respect to vessel sales equal to 1% of the sale price of each vessel. Such fees remained unchanged.

We expect that the amount of our total management fees will increase following the delivery of our six contracted newbuild vessels (one of which is under negotiations to be novated) as of February 5, 2016, and as a result of potential fleet expansion in the future.

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

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuilds. Historically, both charter rates and vessel values tend to be cyclical. Declines in the fair market value of vessels, prevailing market charter rates, vessel sale and purchase considerations, and regulatory changes in drybulk shipping industry, changes in business plans or changes in overall market conditions that may adversely affect cash flows are considered as potential impairment indicators. In the event the independent fair market value of a vessel is lower than its carrying value, we determine undiscounted projected net operating cash flow for such vessel and compare it to the vessel carrying value.

The undiscounted projected net operating cash flows for each vessel are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent for the unfixed days, using the twelve month budgeted rates for the unchartered period of the first twelve months, the Forward Freight Agreement (“FFA”) rates for the unchartered period of the second twelve months and the most recent historical 10-year average daily rates of similar size vessels thereafter, until the end of the remaining estimated useful life of the asset, net of brokerage commissions, expected outflows for vessels’ maintenance, vessel operating expenses, assuming an average annual inflation rate, and management fees. The undiscounted cash flows incorporate various factors such as estimated future charter rates, future drydocking costs, estimated vessel operating costs assuming an average annual inflation rate of 3%, estimated vessel utilization rates, estimated remaining lives of the vessels, assumed to be 25 years from the initial delivery of the vessel from the shipyard and estimated salvage value of the vessels at $182 per light-weight ton. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

Our analysis of the impairment test performed for the year ended December 31, 2014, indicated a variance of plus 1%, between actual net receipts during 2015 and net receipts forecast by the Company for the same period.

Our analysis of the impairment test performed for the year ended December 31, 2015, which also involved sensitivity tests on the future time charter rates (which is the input that is most sensitive to variations), allowing for variances of up to 20% depending on vessel type on time charter rates from the Company’s base scenario, indicated no impairment on any of our vessels that were held and used.

The Company has recorded an impairment loss of $12.9 million for the Stalo and Kypros Unity and an impairment loss of $9.9 million for Hull 1718 and Hull 1552, in total $22.8 million, as of December 31, 2015. The impairment loss of $12.9 million represents the difference from the measurement at the lower of the carrying amount of the Stalo and of the Kypros Unity against their respective fair value less cost to sell, as these vessels were classified as Assets held for sale as of December 31, 2015. The impairment loss of $9.9 million represents the advances paid for Hull 1718 and for Hull 1552, the shipbuilding contracts of which were under negotiation to be novated, as of December 31, 2015, (refer to Note 3, 5 and 22 of the Financial Statements included elsewhere in this report).

To assist investors in evaluating the possible impact on future results of operations if daily time charter rates do not improve from their current levels, the following table shows the effect on the Company’s impairment analysis of using the 3-year, 5-year and 15-year historical average daily rates as of December 31, 2015, as opposed to the impairment analysis conducted by the Company using the twelve month budgeted rates for the first twelve months of the unchartered period, the FFA rates for the second twelve months of the unchartered period and the historical 10-year average daily rates for the unchartered period thereafter until the end of the remaining useful life of the asset.

	3-Year	Impairment Charge	5-Year	Impairment Charge	15-Year	Impairment Charge
	Historical Average Daily Rates	(in USD million)	Historical Average Daily Rates	(in USD million)	Historical Average Daily Rates	(in USD million)
Panamax Class Vessels	$9,875	272.5	$10,816	209.1	$21,505	0.0
Kamsarmax Class Vessels	$10,468	132.9	$11,465	90.0	$22,795	0.0
Post Panamax Class Vessels	$11,060	282.1	$12,114	228.5	$24,085	0.0
Capesize Class Vessels	$15,839	0.0	$15,641	0.0	$38,601	0.0
Total		687.5		527.6		0.0

At each year-end, the Company assesses the assumptions used for performing its impairment analysis, and considers the appropriate duration of historical average charter rates to be used.

The Company conducts the impairment analysis for its vessels using the following undiscounted cash flows over the remaining useful life of the vessels: the actual charter rates for the contracted charter period and, for the un-contracted remaining period, the rate budgeted by the Company for the first twelve months, the FFA rates for the second twelve months and the 10-year historical average charter rate for subsequent periods.

While the Company intends to continue to hold and operate its vessels, the following table presents the carrying values of the Company’s vessels and indicates whether their estimated fair market values, based on broker quotes, were below their carrying values as of December 31, 2014 and 2015. The carrying value of each of the Company’s vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. The Company’s estimates of market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind. In addition, because vessel market values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record impairment for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss, as in the case of the Stalo and Kypros Unity where the Company recorded an impairment loss of $12.9 million as of December 31, 2015, (refer to Note 3, 6 and 22 of the Financial Statements included elsewhere in this report), or determines that the vessel’s carrying value is not recoverable. The Company believes that the undiscounted projected net operating cash flows over the estimated remaining useful lives for those vessels that have experienced declines in estimated fair market values, based on broker quotes, below their carrying values exceed such vessels’ carrying values as of December 31, 2015. Accordingly, the Company has not recorded an impairment charge, in relation to those vessels as of December 31, 2015.

To assist investors in evaluating the possible impact on future results of operations, the following table shows the number of vessels whose fair market value, based on broker quotes, was below their carrying value compared to the number of vessels whose fair market value, based on broker quotes, exceeded their carrying value and their aggregate carrying value in each case, as of December 31, 2014 and December 31, 2015, respectively.

	As of December 31, 2014		As of December 31, 2015
	Number of vessels	Aggregate Carrying Value	Number of vessels	Aggregate Carrying Value
		($ US Million)		($ US Million)
Vessels whose fair market value, based on broker quotes, was below their carrying value	18(1)	695.2	34(2)	988.2
Vessels whose fair market value, based on broker quotes, exceeded their carrying value	14	265.2	0	0
Total	32	960.4	34	988.2

(1) As of December 31, 2014 the aggregate carrying value of these 18 vessels was $222.2 million more than their fair market value, based on broker quotes.

(2) As of December 31, 2015, the aggregate carrying value of these 34 vessels was $388.7 million more than their fair market value, based on broker quotes.

Recent accounting pronouncements

Refer to Note 2 of the consolidated financial statements included elsewhere in this annual report.

Results of Operations

Year ended December 31, 2015 compared to year ended December 31, 2014

During the year ended December 31, 2015, we had an average of 34.7 drybulk vessels in our fleet. During the year ended December 31, 2014, we had an average of 31.0 drybulk vessels in our fleet.

During the year ended December 31, 2015, we acquired Kypros Bravery, Kypros Sky, Kypros Loyalty, all three Panamax class newbuild vessels and Pedhoulas Cherry, a Kamsarmax class newbuild vessel.

During the year ended December 31, 2014, we acquired Lake Despina, a Capesize class newbuild vessel, Kypros Land, Kypros Sea and Kypros Unity, all three Panamax class newbuild vessels.

Revenues

Revenues decreased by 17.2%, or $27.5 million, to $132.4 million during the year ended December 31, 2015 from $159.9 million during the year ended December 31, 2014, as result of the net effect of the following factors: (i) a decrease in the TCE rate for 2015 by 26.9% to $8,770, compared to $12,007 for 2014 due to the decrease in prevailing charter rates, and (ii) an increase in operating days for the year ended December 31, 2015 by 9.6% to 12,242 days, compared to 11,174 days for the year ended December 31, 2014, due to deliveries of the vessels Kypros Bravery, Kypros Sky, Kypros Loyalty and Pedhoulas Cherry.

Commissions

Commissions to unaffiliated ship brokers, other brokers associated with our charterers and our charterers during the year ended December 31, 2015 amounted to $5.1 million, a decrease of $0.7 million, or 12.1%, compared to $5.8 million during the year ended December 31, 2014. Commissions as a percentage of revenues remained rather stable, at 3.8% of revenues during the year ended December 31, 2015 compared to 3.6% of revenues during the year ended December 31, 2014.

Vessel operating expenses

Vessel operating expenses increased by 9.7% to $55.5 million during the year ended December 31, 2015 from $50.6 million during the year ended December 31, 2014, at a smaller pace compared to the 12.1% increase of ownership days from 11,309 in 2014 to 12,674 in 2015. Consequently, daily operating expenses, which are defined as operating expenses per vessel per ownership day, decreased by 2.2% to $4,377 during the year ended December 31, 2015 from $4,477 during the year ended December 31, 2014.

Vessel operating expenses variation was primarily due to the net effect of the following factors:

(i)	the decrease in cost for spares, stores and provisions by 7.6% to $8.4 million in 2015, compared to $9.1 million in 2014, attributed to decreased use of spares for repairs;

(ii)	the increase in crewing cost by 11.8% to $29.3 million in 2015, compared to $26.2 million in 2014, primarily due to the increased number of ownership days;

(iii)	the increase in cost for lubricants by 17.1% to $4.1 million in 2015, compared to $3.5 million in 2014 due to the increased number of ownership days in 2015 compared to 2014;

(iv)	the increase in cost for tonnage taxes by 7.6% to $1.4 million, compared to $1.3 million mainly due to the increased number of ownership days; and

(v)	the increase in repairs and dry-docking costs by 44.2% to $6.2 million in 2015, compared to $4.3 million in 2014, due to the increased number of dry-dockings of vessels in 2015 compared to 2014.

Depreciation

Depreciation expense increased by 9.3% to $47.1 million during the year ended December 31, 2015, compared to $43.1 million during the year ended December 31, 2014, due to the increase in the average number of vessels from 31.0 during the year ended December 31, 2014 to 34.7 during the year ended December 31, 2015.

General and administrative expenses

General and administrative expenses increased by 9.8% to $14.6 million during the year ended December 31, 2015, compared to $13.3 million during the year ended December 31, 2014. The increase of $1.3 million is due to the net effect of: (i) the increase in the management fees charged by our Manager of $10.8 million in 2015 from $9.0 million in 2014 mainly as a result of the increased ownership days of 12,674 in 2015, from 11,309 in 2014; and (ii) the decrease in expenses incurred related to our operation as a public company of $3.9 million in 2015, from $4.4 million in 2014.

Daily general and administrative expenses decreased by 2.2% to $1,153, during the year ended December 31, 2015 from $1,179, during the year ended December 31, 2014.

Daily management fees, which are the part of daily general and administrative expenses payable to our Managers, increased by 7% to $849 during the year ended December 31, 2015, from $793 during the year ended December 31, 2014.

Daily public company expenses, which are the part of daily general and administrative expenses payable for our operations as a public company decreased by 21.2% to $304 during the year ended December 31, 2015, from $386 during the year ended December 31, 2014.

Interest expense

Interest expense increased by 40.9% to $11.7 million during the year ended December 31, 2015, compared to $8.3 million, during the year ended December 31, 2014. This is the result of the combination of: (i) the increase in average loans outstanding of $556.1 million during the year ended December 31, 2015, compared to the average loans outstanding of $499.0 million during the year ended December 31, 2014 and (ii) the increase in the weighted average interest rate of our outstanding indebtedness of 2.184% per annum (“p.a.”) for the year ended December 31, 2015 compared to the weighted average interest rate of our outstanding indebtedness of 1.698% p.a. for the year ended December 31, 2014. Both abovementioned increases resulted mainly from the accounting treatment of the four-vessel sale and leaseback transaction concluded in September 2015. The total principal amount of loans outstanding as of December 31, 2015 was $671.7 million, compared to $469.6 million as of December 31, 2014.

(Loss)/Gain on derivatives

Loss on derivatives of $1.7 million during the year ended December 31, 2015 compared to loss of $2.0 million during the year ended December 31, 2014, resulted from (i) a decrease in the realized loss of interest rate derivatives of $2.3 million during the year ended December 31, 2015 from $4.1 million during the same period of 2014, and (ii) a decrease in the gain from the mark-to-market valuation of interest rate swap transactions of $0.6 million for the year ended December 31, 2015 compared to $2.1 million for the year ended December 31, 2014.

As of December 31, 2015, the aggregate notional amount of interest rate swap transactions outstanding was $148.6 million, compared to $263.8 million as of December 31, 2014. These swaps economically hedged the interest rate exposure of 28.5% of the Company’s aggregate loans outstanding as of December 31, 2015 that bear interest at LIBOR. The mark-to-market valuation of these interest rate swap transactions at the end of each period is affected by the prevailing comparable interest rates at that time.

Voyage expenses

During the year ended December 31, 2015, we recorded voyage expenses of $17.9 million, compared to $19.4 million during the year ended December 31, 2014, mainly due to a decrease in vessel repositioning expenses as a result of lower fuel prices.

Loss from inventory valuation

During the year ended December 31, 2015, we recorded a loss of $1.4 million from the valuation of the bunkers remaining on board our vessels, compared to a loss of $4.0 million during the same period ended December 31, 2014 as a result of the decline of bunker market prices during these periods.

Impairment loss

Impairment loss amounted to $22.8 million for the year ended December 31, 2015, compared to zero for the year ended December 31, 2014, as a result of an impairment loss of $12.9 million due to classification as Assets held for sale of the vessels Kypros Unity and Stalo, and of the write-off of the advances paid in the amount of $9.9 million following the Company’s intention to novate the shipbuilding contracts of Hull 1718 and Hull 1552, respectively.

Year ended December 31, 2014 compared to year ended December 31, 2013

During the year ended December 31, 2014, we had an average of 31.0 drybulk vessels in our fleet. During the year ended December 31, 2013, we had an average of 26.6 drybulk vessels in our fleet.

During the year ended December 31, 2014, we acquired Lake Despina, a Capesize class newbuild vessel, Kypros Land, Kypros Sea and Kypros Unity, all three Panamax class newbuild vessels.

During the year ended December 31, 2013, we acquired the newbuild vessel Zoe and the secondhand vessel Paraskevi, both Panamax class vessels, Xenia, a Post-Panamax class vessel, and Pedhoulas Commander, a Kamsarmax class vessel.

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

B.	Liquidity and Capital Resources

As of December 31, 2015, we had $132.2 million in cash and bank time deposits and $72.3 million in restricted cash.

As of February 5, 2016, we had $114.0 million in cash and bank time deposits and $19.9 million in restricted cash.

As of December 31, 2015, we had aggregate debt outstanding of $671.7 million, of which $80.1 million was the current portion of long term debt and $16.8 was debt directly associated with assets held for sale, both payable within the next 12 months. As of December 31, 2015, we had an aggregate additional borrowing capacity of $157.8 million available under committed loan facilities and financing transactions for eight newbuild vessels.

As of February 5, 2016, we had an aggregate additional borrowing capacity of $121.8 million available under committed loan facilities and financing transactions for six newbuild vessels and one existing vessel. As of December 31, 2015, our commitments for vessel acquisitions were $179.7 million, consisting of $78.4 million payable in 2016, $55.9 million payable in 2017, $20.3 million payable in 2018 and $25.1 million payable in 2019. As of December 31, 2015 the existing fleet consisted of 36 vessels and we had contracted to acquire eight newbuilds (including Hull 1718 and Hull 1552 the shipbuilding contracts of which the Company had the intention to novate), four of which were scheduled to be delivered in 2016, two in 2017, one in 2018 and one in 2019. The effect of the novations of Hull 1718 and Hull 1552 will be a reduction of capital expenditure requirements by an aggregate of $57.6 million ($56.9 million to sellers and $0.7 million acquisition commission to our Manager), of which $11.6 million was due in 2017, $20.6 million was due in 2018 and of $25.4 million was due in 2019. Refer to Notes 3 and 22 of the consolidated financial statements which are included elsewhere in this annual report.

As of February 5, 2016, our commitments for vessel acquisitions, before minor adjustments for shipyards’ costs related to delayed deliveries of six newbuild vessels, were $135.6 million, consisting of $62.7 million payable in 2016, $52.6 million payable in 2017, and $20.3 million payable in 2018. As of February 5, 2016, the existing fleet consisted of 37 vessels and we had contracted to acquire six newbuild vessels, three of which were scheduled to be delivered in 2016, two in 2017, and one in 2018 (which is under negotiations to be novated). The effect of the novation of Hull 1552 will be a reduction of capital expenditure requirements of $28.8 million ($28.5 million to sellers and $0.3 million acquisition commission to our Manager), of which $8.2 million is due in 2017 and $20.6 million is due in 2018. Refer to Notes 3 and 22 of the consolidated financial statements which are included elsewhere in this annual report.

Our primary liquidity needs are to fund capital expenditures in relation to newbuild contracts, financing expenses, debt repayment, vessel operating expenses, general and administrative expenses and dividend payments to our stockholders. We anticipate that our primary sources of funds will be existing cash and cash equivalents as of December 31, 2015 of $132.2 million, restricted cash of $72.3 million, cash from operations and possibly, additional indebtedness available under committed loan facilities of $157.8 million for eight newbuild vessels upon their delivery to us, and equity financing.

We currently estimate that as of February 5, 2016, the contracted cash flow from operations, existing cash and cash equivalents and additional indebtedness secured by committed loan facilities for six remaining newbuild vessels, will be sufficient to fund the operations of our fleet, including our working capital requirements, and the capital expenditure requirements through the end of 2016. However, during 2017 or 2018, we may seek additional indebtedness to partially fund our capital expenditure requirements in order to maintain a strong cash position. To the extent that market conditions deteriorate, charterers may default or seek to renegotiate charter contracts, and vessel valuations may decrease, resulting in a breach of our debt covenants. In such case our contracted revenues may decrease and we may be required to make additional prepayments under existing loan facilities, resulting in additional financing needs. If we acquire additional vessels, our capital expenditure requirements will increase and we will need to rely on existing cash and time deposits, operating cash surplus and existing undrawn loan commitments. If we are unable to obtain additional indebtedness, or to find alternative financing, we will not be capable of funding our commitments for capital expenditures relating to our contracted newbuild vessels. A failure to fulfill our commitment would generally result in a forfeiture of the advances we paid to the shipyard with respect to the contracted newbuild vessels. In addition, we may also be liable for other damages for breach of contract. Examples of such liabilities could include payments to the shipyard or the third party seller for the difference between the forfeited advance and the amount that remains to be paid by us if the shipyard or the third party seller cannot locate a third-party buyer that is willing to pay an amount equal to the difference or compensatory payments by us to charter parties with whom we have entered into charters with respect to the contracted newbuilds. Such events could adversely impact the dividends we intend to pay, and could have a material adverse effect on our business, financial condition and results of operation.

We have paid dividends to our stockholders each quarter since our initial public offering in June 2008, until the second quarter of 2015. During 2015, the Company declared and paid one quarterly dividend of $0.02 per common share followed by two quarterly dividends of $0.01 per common share, totaling $3.3 million. Also, during 2015, the Company declared and paid four quarterly consecutive dividends of $0.50 per share for each, of Series B Preferred Shares, totaling $3.2 million, of Series C Preferred Shares, totaling $4.6 million, and of Series D Preferred Shares, totaling $6.4 million.

Our future liquidity needs will impact our dividend policy. We currently intend to use a portion of our free cash to pay dividends to our stockholders. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to our growth strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in our existing and future debt instruments; and (v) global financial conditions. Dividends on our common stock might continue not to be paid in the future. In addition, cash dividends on our common stock are subject to the priority of dividends on our Preferred Shares.

Cash Flows

Cash and cash equivalents increased to $130.7 million as of December 31, 2015, compared to $107.3 million as of December 31, 2014. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to $25.5 million in 2015, consisting of net income after non-cash items of $24.6 million plus a decrease in working capital of $0.9 million.

Net cash provided by operating activities amounted to $43.7 million in 2014, consisting of net income after non-cash items of $57.5 million less an increase in working capital of $13.8 million.

Net cash provided by operating activities amounted to $100.6 million in 2013, consisting of net income after non-cash items of $115.7 million less an increase in working capital of $15.1 million.

Net Cash Used in Investing Activities

Net cash flows used in investing activities were $182.2 million for the year ended December 31, 2015 compared to $67.0 million for the year ended December 31, 2014. The increase in cash flows used in investing activities of $115.2 million from 2014 is mainly attributable to the following factors: (i) a decrease of $22.8 million in payments for vessel acquisitions and advances for vessels under construction during the year ended December 31, 2015 compared to the same period of 2014; (ii) a net increase in restricted cash of $57.1 million during the year ended December 31, 2015, compared to a net increase of $7.0 million during the year ended December 31, 2014; (iii) zero proceeds from asset purchase cancellation during the period ended December 31, 2015, compare to $36.3 million during the year ended December 31, 2014, and (iv) a zero effect on long term investments during the year ended December 31, 2015, compared to an increase in long term investments of $50.0 million during the same period of 2014, due to the maturity of a floating rate note.

Net cash flows used in investing activities were $67.0 million for the year ended December 31, 2014 compared to $100.3 million for the year ended December 31, 2013. The decrease in cash flows used in investing activities of $33.3 million from 2013 is mainly attributable to the following factors: (i) an increase of $27.4 million in payments for vessel acquisitions and advances for vessels under construction during the year ended December 31, 2014 compared to the same period of 2013; (ii) a net increase in restricted cash of $7.0 million during the year ended December 31, 2014, compared to a net decrease of $18.6 million during the year ended December 31, 2013; (iii) proceeds from asset purchase cancellation of $36.3 million during the year ended December 31, 2014, and (iv) an increase in long term investments of $50.0 million, due to the maturity of a floating rate note.

Net Cash Provided by / (Used in) Financing Activities

Net cash flows provided by financing activities were $180.1 million for the year ended December 31, 2015, compared to net cash flows provided by financing activities of $65.9 million for the year ended December 31, 2014. This increase of $114.2 million, compared to the year ended December 31, 2014, resulted from the combined effect of an increase of $111.0 million in long term debt principal payments, an increase in long-term debt proceeds of $353.0 million, a decrease in dividends paid of $8.4 million, no proceeds during the year ended December 31, 2015, compared to net proceeds of $132.8 million from the issuance of common and preferred stock and an increase in payments of deferred financing costs of $2.7 million.

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

Credit Facilities

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt. We or our subsidiaries have generally entered into credit facilities in order to finance the acquisition of our vessels, to refinance existing indebtedness and for general corporate purposes. In 2015, (a) four of our subsidiaries entered into a credit facility which was used to refinance the purchase price of one newbuild vessel that was delivered to us during 2015 and refinance two existing credit facilities, (b) six of our subsidiaries entered into a credit facility which was used to refinance two existing credit facilities, (c) three of our subsidiaries entered into a credit facility which was used to refinance three existing credit facilities and (d) three of our subsidiaries entered into a credit facility which was used for general corporate purposes. All previously described credit facilities were utilized during 2015. Further, one of our subsidiaries entered into a credit facility to be used to finance the acquisition of a newbuild vessel. The facility was utilized in February 2016. In addition, during 2015 four of our subsidiaries entered into a sale and lease back transaction for four of our vessels, whereby the four vessels were sold to third parties and immediately leased back under bareboat charters for ten years with a purchase obligation for all vessels at the end of the bareboat period and with purchase options at predetermined dates and prices during the period of the bareboat charter. In view of the purchase obligations at the end of the bareboat charters, we have assessed that these transactions should be recorded as financing transactions.

The durations from drawdown of our 17 credit facilities outstanding on December 31, 2015, ranged from three to 12 years, and they are generally repaid by semi-annual principal installments and a balloon payment due on maturity, for nine of them, by one month and a half principal installments for four of them and by semi-annual principal installments for four of them. We generally pay interest on these facilities at LIBOR plus a margin, except for eight facilities, under four of which principal amounts bear fixed interest and under four of which a portion of the principal amounts bear interest at the Commercial Interest Reference Rate published by the Organization for Economic Co-operation and Development (“OECD”) applicable on the date of signing of the relevant loan agreements. The obligations under our credit facilities are secured by, among other types of security, first priority mortgages over the vessels owned by the respective borrower subsidiaries, first priority assignments of all insurances and earnings of the mortgaged vessels and guarantees by us.

During 2015, we drew down loans totaling $446.9 million and we repaid $243.7 million of our indebtedness. As of December 31, 2015, we had 17 outstanding credit facilities with a combined outstanding balance of $671.7 million. These debt facilities had maturity dates between 2018 and 2025. For a description of our debt facilities as of December 31, 2015, please see Note 7 to our financial statements included elsewhere in this annual report. During 2016, we are scheduled to repay approximately $96.9 million of our long-term debt outstanding as of December 31, 2015, including a facility of $16.8 which was associated with assets held for sale.

Covenants under Credit Facilities

The credit facilities impose operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit our subsidiaries’ ability to, among other things, and subject to exceptions set forth in such credit facilities:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;

•	enter into certain long-term charters;

•	incur additional indebtedness, including through the issuance of guarantees;

•	change the flag, class or management of the vessel mortgaged under such facility or terminate or materially amend the management agreement relating to such vessel;

•	create liens on their assets;

•	make loans;

•	make investments;

•	make capital expenditures;

•	undergo a change in ownership or control or permit a change in ownership and control of our Managers;

•	sell the vessel mortgaged under such facility; and

•	permit our chief executive officer to change.

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

In addition, under guarantees we have entered into with respect to certain of our subsidiaries’ existing credit facilities, we are subject to financial covenants. Depending on the guarantee, these financial covenants include the following:

•	our total consolidated liabilities with the relevant bank divided by our total consolidated assets must not exceed 80% or 85% as the case may be. The total consolidated assets are based on the market value of our vessels and the book values of all other assets, on an adjusted basis as set out in the relevant guarantee;

•	our net consolidated worth (total consolidated assets less total consolidated liabilities) must not at any time be less than $150.0 million;

•	the ratio of our EBITDA over consolidated interest expense must not at any time be less than 2.0:1, applicable on a trailing 12 month basis;

•	our consolidated debt must not exceed $716.0 million on December 31, 2015;

•	payment of dividends is subject to no event of default having occurred; and

•	a minimum of 35% of the Company’s shares shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities.

As of December 31, 2015, the Company was in compliance with all debt covenants with respect to its loan and credit facilities.

Interest Rate Swaps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to economically hedge our exposure to fluctuations in prevailing market interest rates. For more information on our interest rate swap agreements, refer to Note 13 to our financial statements included elsewhere in this annual report.

C.	Research and Development, Patents and Licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they are incurred.

D.	Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for drybulk vessel services. During 2015, the BDI experienced significant volatility, reaching a high of 1,222 on August 5, 2015 and a low of 471 on December 16, 2015.

As of February 5, 2016, the BDI was 297.

The decline and volatility in charter rates in the drybulk market reflects in part the fact that the supply of drybulk vessels in the market has been increasing. Demand for drybulk vessel services is influenced by global financial conditions. Global financial conditions remain volatile and demand for drybulk services may decrease in the future. There has been a pattern of volatility in recent years. For example, after reaching historical highs in mid-2008, charter hire rates for Panamax and Capesize drybulk vessels reached near historically low levels. For example, the BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94% within a single calendar year. See also “Item 3. Key Information—D. Risks Inherent in Our Industry and Our Business—The international drybulk shipping industry is cyclical and volatile, and charter rates during 2015 were significantly lower than their highs in the middle of 2008 reaching recently all time lows; these factors may lead to further reductions and volatility in our charter rates, vessel values and results of operations.” In response to the volatile market conditions, we seek to strengthen our charter coverage. As of February 5, 2016, 16 of our 37 vessels are employed or scheduled to be employed in period time charters with outstanding duration of more than three months. Additionally, we believe we have structured our capital expenditure requirements, debt commitments and liquidity resources in a way that will provide us with financial flexibility (see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” for more information).

Our TCE rate for the periods ended December 31, 2013, 2014 and 2015 was $18,297, $12,007 and $8,770 respectively, as a result of expiration or early redelivery of long period time charters, contracted at charter rates above the market in previous years with Daiichi and Kawasaki Kisen Kaisha, and our increasing exposure to prevailing weak spot market conditions. During 2013, two of our charterers, Daiichi and Kawasaki Kisen Kaisha, accounted for 45.7% of our revenues, with each one accounting for more than 10% of total revenues. During 2014, none of our charterers accounted individually for more than 10% of our total revenues. During 2015, two of our charterers accounted for 23.46% of our revenues, namely Oldendorff Gmbh and Co. KG and Global Chartering Ltd, with each one accounting for more than 10% of total revenues.

During 2015, 25% of our revenue was derived from three vessels with long period time charters, contracted in previous years with original durations of 10 to 20 years and with a weighted average TCE rate of $29,033. The remaining 75% of our revenue was derived from the employment of 33 vessels under spot and period time charters with original durations up to 10 years with a TCE rate of $6,821.

As of February 5, 2016, we had a total of 37 vessels in our fleet and expected to take delivery of three additional newbuild vessels in 2016. As of February 5, 2016, we have contracted 42% of our expected ownership days for the remainder of 2016. Our contracted TCE rate for the remainder of 2016, calculated on the basis of all existing contracts and customary assumptions in relation to voyage expenses, as of February 5, 2016, was $9,368.

Our employment profile as of February 5, 2016, included three period time charterer contracts contracted in previous years with original durations of 10 to 20 years, with an average expected remaining charter duration of 9.8 years and with an expected TCE rate for the remaining of 2016 of $28,761, and 32 spot and period time charters with an expected average remaining charter duration of 5 months, and an expected TCE rate of $4,799. Vessels whose charters expire or early redelivered, or terminated within 2016 will be chartered at prevailing charter market conditions, which may substantially influence our revenues, the valuation of our vessels, our results of operations and our dividend distributions.

During the year ended December 31, 2015, one of our charterers, Daiichi, filed a petition to commence civil rehabilitation proceedings with the Tokyo District Court and subsequently served to us a notice of termination of a ten year time charter for one of our Panamax class vessels. In December 2015 we filed a claim with the Japanese court for compensation. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more information.

As of February 5, 2016 we had not received any notice of early redelivery or termination for any of our charters.

E.	Off-Balance Sheet Arrangements

As of December 31, 2015, we did not have any off-balance sheet arrangements.

F.	Contractual Obligations

Our contractual obligations as of December 31, 2015 were:

	Total	Less than 1 year (2016)	1-3 years (2017-2018)	3-5 years (2019-2020)	More than 5 years (after January 1, 2021)
	(in thousands of U.S. dollars)
Long-term debt obligations	671,693	96,941	92,840	271,878	210,034
Interest payments (1)	107,034	21,817	37,175	26,030	22,012
Payments to our Managers (2) (3)	23,413	15,501	7,299	613	—
Newbuild contracts (3)	179,587	78,350	76,178	25,059	—
Total	981,727	212,609	213,492	323,580	232,046

(1)	Amounts shown reflect estimated interest payments we expect to make with respect to our long-term debt obligations and interest rate swaps. The interest payments reflect an assumed LIBOR-based applicable interest rate of 0.8462% (the six-month LIBOR rate as of December 31, 2015), plus the relevant margin of the applicable credit facility and the estimated net settlement of our interest rate swaps. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources—Interest Rate Swaps” for more information.

(2)	Represents the fixed fee of $975 per vessel per day and the variable fee of 0.0% of estimated charter hire based on charter agreements in place as of December 31, 2015, based on the management fees effective as of May 29, 2015. In addition, it includes amounts payable to our Managers under the Management Agreements in respect of the acquisition fees for each of the eight newbuild vessels and the supervision fees for each of the eight newbuild vessels (two of which the Company has the intention to novate), which are described elsewhere herein. The levels of the above-mentioned fees are subject to adjustment every year and will be agreed upon between us and our Managers. The fees shown in the table above do not take into account any potential future changes to the fees. Pursuant to the terms of the Management Agreements, the Managers provide executive officers at no cost. To the extent that the Managers do not provide executive officers, but instead we employ executive officers directly, the management fee is reduced by an amount equal to the aggregate cost of compensation and benefits and other incidental costs borne as a result of employing the executive officers directly. The fees shown in the table above do not take into account any such reductions. Regarding the vessels Stalo and Kypros Unity, fixed fee is calculated until March 31, 2016.

(3)	Includes contractual payments for Hulls 1552 and 1718.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth, as of February 5, 2016, information regarding our directors and executive officers.

Name	Age	Position
Polys Hajioannou	49	Chief Executive Officer, Chairman of the Board and Class I Director
Dr. Loukas Barmparis	53	President, Secretary and Class II Director
Konstantinos Adamopoulos	53	Chief Financial Officer and Class III Director
Ioannis Foteinos	57	Chief Operating Officer and Class I Director
John Gaffney	55	Class II Director
Frank Sica	65	Class III Director
Ole Wikborg	60	Class I Director

Certain biographical information about each of these individuals is set forth below. The term of our Class I directors expires in 2018, the term of our Class II directors expires in 2016 and the term of our Class III directors expires in 2017.

Polys Hajioannou is our Chief Executive Officer and has been Chairman of our board of directors since 2008. Mr. Hajioannou also serves with Safe Bulkers Management and Safety Management in the past and their predecessor Alassia Steamship Co., Ltd., which he joined in 1987. Mr. Hajioannou is a founding member and Vice-President of the Union of Cyprus Shipowners. Mr. Hajioannou is a member of the Lloyd’s Register Hellenic Advisory Committee. In 2011, Mr. Hajioannou was appointed to the board of directors of the Hellenic Mutual War Risks Association (Bermuda) Limited and in 2013 he was elected at the board of directors of the UK Mutual Steam Ship Assurance Association (Bermuda) Limited. Mr. Hajioannou holds a Bachelor of Science degree in nautical studies from Sunderland University.

Dr. Loukas Barmparis is our President and Secretary and has been a member of our board of directors since 2008. Dr. Barmparis also serves as the technical manager of Safety Management, which he joined in February 2006. Until 2009 he was the project development manager of the affiliated Alassia Development S.A., responsible for renewable energy projects. Prior to joining our Manager and Alassia Development S.A., from 1999 to 2005 and from 1993 to 1995, Dr. Barmparis was employed at N. Daskalantonakis Group, Grecotel, one of the largest hotel chains in Greece, as technical manager and project development general manager. During the interim period between 1995 and 1999, Dr. Barmparis was employed at Exergia S.A. as an energy consultant. Dr. Barmparis holds a master of business administration (“M.B.A.”) from the Athens Laboratory of Business Administration, a doctorate from the Imperial College of Science Technology and Medicine, a master of applied science from the University of Toronto and a diploma in mechanical engineering from the Aristotle University of Thessaloniki.

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

Ioannis Foteinos is our Chief Operating Officer and has been a member of our board of directors since February 2009. Mr. Foteinos has 26 years of experience in the shipping industry. After obtaining a bachelor’s degree in nautical studies from Sunderland University, he joined the predecessor of Safety Management in 1984, where he presently serves and will continue to serve as Chartering Manager.

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

Ole Wikborg has been a member of our board of directors and of our audit committee and corporate governance, nominating and compensation committee since 2008. Mr. Wikborg has been involved in the marine and shipping industry in various capacities for over 30 years. Since 2002, Mr. Wikborg has served as a director, senior underwriter and member of the management team of the Norwegian Hull Club, based in Oslo, Norway. From 2002 to 2006, Mr. Wikborg also served as a member and chairman of the Ocean Hull Committee of the International Union of Marine Insurance (IUMI). Since 2006, he has served as Vice President and a member of the Executive Board of the IUMI and, he was elected as President of IUMI from 2010 to 2014. Since 1997, Mr. Wikborg has served as a board member of the Central Union of Marine Insurers, based in Oslo, and was that organization’s Chairman from 2009 to 2013. In 2013, he became a member of the Committee of classification society DNV. From 1997 until 2002, Mr. Wikborg served as the senior vice president and manager of the marine and energy division of the Zurich Protector Insurance Company ASA. Prior to his carrier in marine insurance, Mr. Wikborg served in the Royal Norwegian Navy, attaining the rank of Lieutenant Commander.

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

B.	Compensation of Directors and Senior Management

Our Managers, pursuant to the terms of the applicable Management Agreements, have historically provided to us our executive officers at no cost. For the year ended December 31, 2015, certain executive officers and senior management were employed directly by us, in which case the management fees payable by us to the Managers are reduced by an amount equal to the aggregate costs of compensation and benefits and other incidental costs borne by us as a result of such employment. The aggregate costs of compensation and benefits and other incidental costs of executive officers and senior management employed directly by the Company for the year ended December 31,

2015, was $1.5 million. For a discussion of the fees payable to our Managers, refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements”. Also, we do not have any service contracts with any of our non-executive directors that provide for benefits upon termination of their services.

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

As of December 31, 2015, we had seven members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. None of our directors is a party to service contracts with us providing for benefits upon termination of employment. Information regarding the period which each director served and the date of expiration of each director’s current term is available in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

During the fiscal year ended December 31, 2015, the full board of directors held four meetings. Each director attended all of the meetings of committees of which the director was a member in person or electronically. Our board of directors has determined that each of Messrs. Sica, Gaffney and Wikborg are independent within the current meanings of independence employed by the corporate governance rules of the New York Stock Exchange and the SEC. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the chairman of the audit committee, Mr. Frank Sica, or to the chairman of the corporate governance, nominating and compensation committee, Mr. John Gaffney, may do so by writing to our Secretary, Dr. Loukas Barmparis, Safe Bulkers, Inc., 30-32 Avenue Karamanli, 16673, Voula, Athens, Greece.

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

We directly employ our president, Dr. Loukas Barmparis, our chief financial officer, Konstantinos Adamopoulos, our chief operating officer, Ioannis Foteinos, our internal auditor and an employee who serves as our legal representative at our representation office in Greece. As of December 31, 2015, approximately 724 people served on board the vessels in our fleet, and our Managers employed approximately 80 people on shore.

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

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock and Preferred Shares as of February 5, 2016 held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;

•	our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 5, 2016 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership for each stockholder is based on 83,522,338 shares of common stock outstanding as of February 5, 2016. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Identity of Person or Group	Number of Shares of Common Stock Owned	Percentage of Common Stock	Number of Shares of Series B Preferred Shares	Percentage of Series B Preferred Shares	Number of Shares of Series C Preferred Shares	Percentage of Series C Preferred Shares	Number of Shares of Series D Preferred Shares	Percentage of Series D Preferred Shares
5% Beneficial Owners:
Vorini Holdings Inc.(1)	19,426,015	23.26%	—	—	—	—	—	—
Bellapais Maritime Inc.(2)	5,000,000	5.99%	—	—	—	—	—	—
Kyperounta Maritime Inc.(2)	5,000,000	5.99%	—	—	—	—	—	—
Lefkoniko Maritime Inc.(2)	5,000,000	5.99%	—	—	—	—	—	—
Akamas Maritime Inc.(2)	6,000,000	7.18%	—	—	—	—	—	—
Chalkoessa Maritime Inc.(2)	5,000,000	5.99%	200,000	12.97%	—	—	—	—
Nicolaos Hadjioannou(3)	22,426,015	26.85%	—	—	—	—	—	—
Officers and Directors:							—	—
Polys Hajioannou(4)	45,426,015	54.39%	280,000	18.16%	72,000	3.13%	155,000	4.84%
Dr. Loukas Barmparis	—	—	*	*	*	*	*	*
Konstantinos Adamopoulos	—	—	*	*	*	*	*	*
Ioannis Foteinos	*	*	*	*	*	*	*	*
Frank Sica	*	*	*(5)	*	*	*	*	*
Ole Wikborg	*	*	—	—	—	—	—	—
John Gaffney	*	*	20,000	1.30%	—	—	*	*
All executive officers and directors as a group (7 persons)	45,586,082	54.58%	329,000	21.33%	89,000	3.87%	210,000	6.56%

*	Less than 1%
(1)	Controlled by Polys Hajioannou and his family.
(2)	Controlled by Polys Hajioannou.
(3)	By virtue of shares owned indirectly through Vorini Holdings, Inc. and other entities he controls.
(4)	By virtue of shares owned indirectly through Vorini Holdings, Inc., Bellapais Maritime Inc., Kyperounta Maritime Inc., Lefkoniko Maritime Inc., Akamas Maritime Inc., Chalkoessa Maritime Inc. and other entities he controls.
(5)	Held in a trust controlled by Frank Sica for the benefit of his family members.

In June 2008, we completed a registered public offering of our shares of common stock in which the selling stockholder was Vorini Holdings Inc., and our common stock began trading on the New York Stock Exchange. Our major stockholders have the same voting rights as our other stockholders. As of February 5, 2016, we had 12 stockholders of record, three of these stockholders of record were located in the United States and held an aggregate 36,982,914 shares of common stock, representing approximately 44.28% of our outstanding shares of common stock. However, one of the United States stockholders of record is Cede & Co., a nominee of The Depository Trust Company, which holds 36,883,271 shares of our common stock. Accordingly, we believe that the shares held by Cede & Co. include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control. We are not aware of any significant changes in the percentage ownership held by any major stockholders since our initial public offering.

The Hajioannou family owns approximately 57.98% of our outstanding common stock. They are able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. Shares of our common stock held by the Hajioannou family do not have different or unique voting rights.

B.	Related Party Transactions

Management Affiliations

Our chief executive officer, Polys Hajioannou controls our Managers and other companies which lease office space to us. Our Managers, along with the predecessor to Safety Management, have provided services to our vessels since 1965 and continue to provide technical, administrative, commercial and certain other services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management, including chartering our vessels, pursuant to our Management Agreements described below.

Management Agreements

Under our Management Agreements, our Managers are responsible for providing us with technical, administrative commercial and certain other services, which include the following:

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

Administrative Services

These services include providing or arranging for all services necessary to the engagement, employment and compensation of our employees, officers, consultants and directors, administering payroll services, assistance with the preparation of our tax returns and financial statements, assistance with corporate and regulatory compliance matters not related to our vessels, procuring legal and accounting services, assistance in complying with U.S. and other relevant securities laws, human resources (including provision of our executive officers and directors of our subsidiaries), cash management and bookkeeping services, development and monitoring of internal audit controls, disclosure controls and information technology, assistance with all regulatory and reporting functions and obligations, furnishing any reports or financial information that might be requested by us and other non-vessel related administrative services, assistance with office space, providing legal and financial compliance services, overseeing banking services (including the opening, closing, operation and management of all of our accounts, including making deposits and withdrawals reasonably necessary for the management of our business and day-to-day operations), arranging general insurance and director and officer liability insurance (at our expense), providing all administrative services required for any subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business.

Reporting Structure

Our Managers report to us and to our board of directors through our executive officers.

Compensation of Our Managers

Under our Management Agreements, in return for providing technical, commercial and administrative services, our Managers receive a fixed fee of $975 per day per managed vessel for vessels in our fleet, prorated for the number of calendar days that we own or charter-in each vessel and $250 per managed vessel per day, for bareboat charters. Such fee is subject to reduction for any compensation and benefits paid by us. Our Managers also receive a variable fee of 0.0% on all gross freight, charter hire, ballast bonus, and demurrage with respect to each vessel in our fleet. Further, our Managers receive an acquisition fee of 1.0% based on the contract price of any vessel bought and a sales fee of 1.0% based on the contract price of any vessel sold by it on our behalf, including each of our contracted newbuilds. We also pay our Managers a supervision fee of $550,000 per newbuild, of which 50% is payable upon the signing of the relevant supervision agreement, and 50% upon successful completion of the sea trials of each newbuild, for the on-premises supervision of all newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise. On May 29 of each year during the term of the Management Agreement, we and the Managers will mutually agree on the applicable management fees for each vessel subject to such Management Agreement. Pursuant to the terms of Management Agreement, the Managers provide to us executive officers at no cost. To the extent that the Managers do not provide executive officers to us but instead such executive officers are employed by us directly, the management fee payable by us to the Managers shall be reduced by an amount equal to the aggregate costs of compensation and benefits and other incidental costs borne by us as a result of such employment, subject to certain limitations.

The management fees do not cover capital expenditure, financial costs and operating expenses for our vessels and our general and administrative expenses such as directors, and officers’ liability insurance, legal and accounting fees and other similar third party expenses. More specifically, we reimburse expenses of the Managers or their personnel directly related to the operation and management of our vessels, such as:

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

Each year, our Managers prepare and submit to us a detailed draft budget for the next calendar year, which includes a statement of estimated revenue, estimated general and administrative expenses and a proposed budget for capital expenditures, repairs or alterations. Once approved by us, this draft budget becomes the approved budget.

Term and Termination Rights

Subject to the termination rights described below, the initial term of the SMO Management Agreement would expire two years after the effective date (May 29, 2008) and is renewable for up to eight additional one-year periods, and the initial term of the SBM Management Agreement will expire one year after its effective date (May 29, 2015) and is renewable for up to two additional one-year periods. After the expiration of the initial term, each Management Agreement will be automatically extended on a year-to-year basis for the number of renewal terms set forth in each Management Agreement, subject to our ability to terminate each Management Agreement upon written notice at least 12 months prior to the end of the current term.

Our Managers’ Termination Rights

Each Manager may terminate the applicable Management Agreement prior to the end of its term if:

•	any money payable by us is not paid when due or if due on demand, within 10 business days following demand by the Manager;

•	we default in the performance of any other material obligation under the Management Agreement and the matter is unresolved within 20 business days after we receive written notice of such default from the Manager;

•	the management fee determined by arbitration in respect of any annual period following the initial term is unsatisfactory to the Manager, in which case the Manager may terminate upon 12 months’ written notice to us;

•	any acquisition of our shares or a merger, consolidation or similar transaction results in any “person” or “group” acquiring 40% or more of the total voting power of our or the resulting entity’s outstanding voting securities, and such percentage represents a higher percentage of such voting power than that held directly or indirectly by Polys Hajioannou;

•	the approval by our shareholders of a proposed merger, consolidation, recapitalization or similar transaction, as a result of which any person acquiring our shares of common stock becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 40% or more of the total voting power of the outstanding voting securities of the resulting entity following such transaction, and such percentage represents a higher percentage of such voting power than that held directly or indirectly by Polys Hajioannou; or

•	there is a change in directors after which a majority of the members of our board of directors are not continuing directors.

“Continuing directors” means, as of any date of determination, any member of our board of directors who was:

•	a member of our board of directors on June 4, 2008; or

•	nominated for election or elected to our board of directors with the approval of a majority of the directors then in office who were either directors on June 4, 2008 or whose nomination or election was previously so approved.

Our Termination Rights

In addition to certain standard termination rights, we may terminate each Management Agreement prior to the end of its term if:

•	the Manager defaults in the performance of any material obligation under our Management Agreement and the matter is not resolved within 20 business days after the Manager receives from us written notice of such default; or

•	any money payable by the Manager to us or third parties under our Management Agreement is not paid or accounted for within 10 business days following written notice by us.

Non-Competition

Each Manager has agreed that, during the term of our Management Agreement and for one year after its termination, such Manager will not provide any management services to, or with respect to, any drybulk vessels, other than in the following circumstances:

(a)	pursuant to its involvement with us; or

(b)	with respect to drybulk vessels that are owned or operated by companies affiliated with our chief executive officer or his children, subject in each case to compliance with, or waivers of, the restrictive covenant agreements entered into between us and companies affiliated with our chief executive officer.

Each Manager has also agreed that if one of our drybulk vessels and a drybulk vessel owned or operated by a company affiliated with our chief executive officer are both available and meet the criteria for a charter being fixed by such Manager, our drybulk vessel will receive such charter.

Sale of Our Manager

Each Manager has agreed that, during the term of the Management Agreement and for one year after its termination, each Manager will not transfer, assign, sell or dispose of all or substantially all of its business that is necessary for the performance of its services under the Management Agreement without the prior written consent of our board of directors. Furthermore, during such period, in the event of any proposed change in control of a Manager, we have a 30-day right of first offer to purchase such Manager. Each Management Agreement defines a “proposed change in control of our Manager” to mean (a) the approval by the board of directors of the Manager or the shareholders of the Manager of a proposed sale of all or substantially all of the assets or property of the Manager necessary for the performance of its services under the Management Agreement; or (b) the approval of any transaction that would result in: (i) Polys Hajioannou or Vorini Holdings Inc., or any entity controlled by, or under common control with, any of the above, beneficially owning, directly or indirectly, less than 60% of the outstanding voting securities or voting power of the Manager or Machairiotissa Holdings Inc. (the sole shareholder of the Manager), respectively, or (ii) Polys Hajioannou or Vorini Holdings Inc., or any entity controlled by, or under common control with, any of the above, together with all directors, officers and employees of the Manager beneficially owning, directly or indirectly, less than 80% of the outstanding voting securities or voting power of the Manager or Machairiotissa Holdings Inc., respectively.

Each Management Agreement also provides us the right to obtain certain information about the ownership of the Manager.

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

In the case of Polys Hajioannou, the restricted period continues until the later of (a) one year following the termination of his service as our director and (b) one year following the termination of his employment with us. In the case of the Hajioannou Entities, the restricted period continues until one year following the termination of both Management Agreements. Notwithstanding these restrictions, Polys Hajioannou and the Hajioannou Entities are permitted to engage in the restricted activities during the restricted periods in the following circumstances:

(a)	pursuant to their involvement with us;

(b)	pursuant to their involvement with a Manager, subject to compliance with, or waivers of, the applicable Management Agreement;

(c)	with respect to certain permitted acquisitions (as defined below), provided that (i) any commercial management of drybulk vessels controlled by the restricted individuals and entities in connection with such permitted acquisition is performed by either of the Managers and (ii) the restricted individuals and entities comply with the requirements for permitted acquisitions described below;

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

(e)	pursuant to their passive ownership of up to 9.99% of the outstanding voting securities of any publicly traded company that is engaged in the business of owning or operating drybulk vessels.

As noted above, Polys Hajioannou and the Hajioannou Entities are permitted to engage in restricted activities with respect to two types of permitted acquisitions. One such permitted acquisition is an acquisition of a drybulk vessel or an acquisition or investment in a drybulk vessel business on terms and conditions as to price that are not more favorable, and on such other terms and conditions that are not materially more favorable, than those first offered to us and refused by a majority of our independent directors. The second type of permitted acquisition is an acquisition of a group of vessels or a business that includes non-drybulk vessels and non-drybulk vessel businesses, provided that less than 50% of the fair market value of the acquisition is attributable to drybulk vessels or drybulk vessel businesses. Under this second type of permitted acquisition, we must be promptly given the opportunity to buy the drybulk vessels or drybulk vessel businesses included in the acquisition for their fair market value plus certain break-up costs. Both types of permitted acquisitions require that the commercial management of any drybulk vessels acquired as permitted acquisitions be performed by either of our Managers. Drybulk vessels owned, operated or financed by Polys Hajioannou and entities affiliated with him for his estate planning purposes are not required to be managed by either of our Managers.

Polys Hajioannou and the Hajioannou Entities have also agreed that if one of our drybulk vessels and a drybulk vessel owned or operated by any of the Hajioannou Entities are both available and meet the criteria for a charter being fixed by either of our Managers, our drybulk vessels will receive such charter.

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

Sale of Vessels and Novation of Shipbuilding Contracts

In December 2015, Polys Hajioannou submitted a proposal to the Company’s Board of Directors, pursuant to which companies controlled by Polys Hajioannou would (a) purchase two vessels of the Company’s operating fleet, the Stalo and the Kypros Unity and (b) novate the contracts of two of the Company’s newbuilds, Hull 1718 and Hull 1552. Upon receipt of this proposal, a special committee consisting of the Company’s three independent directors (“Special Committee”) was formed and authorized by the Board of Directors of the Company to evaluate the proposal. The Special Committee was advised by independent counsel.

In February 2016, the Special Committee of the Company approved the sale of the Stalo and the Kypros Unity and the novation of the contracts of Hull 1718 and Hull 1552 to companies controlled by Polys Hajioannou. The Special Committee obtained two appraisals from independent third parties for each of the two vessels and for each of the two newbuildings, and negotiated the terms of the sale of the vessels and the newbuild contract novations.

The agreed sale price for the Stalo is $9.0 million in cash, which represents the higher of the two appraisals for that vessel, and the agreed sale price for the Kypros Unity is $20.0 million in cash, which likewise represents the higher of the two appraisals for that vessel that the Special Committee had obtained. The relevant MoAs for the sale of the Stalo and Kypros Unity were signed in February 2016. Both vessels are operating in the spot market and their sales are expected to be consummated in March 2016, when they will be delivered to their new owners.

Our subsidiary that owns the Kypros Unity had an outstanding loan balance of $16.7 million, net of deferred financing costs, which was secured by the vessel and other securities. The loan was fully repaid in February 2016.

The novation agreement for Hull 1718 was signed in February 2016. The remaining commitment under the newbuild contract as of December 31, 2015 and as of the day of signing the novation agreement was $28.4 million, compared to $26.5 million, which represents the higher of the two appraisals obtained by the Special Committee for such newbuild.

The Company is still in negotiations with the respective seller for the novation of the newbuild contract of Hull 1552.

The Sales Fees due to the Managers pursuant to the Management Agreements arising from the above transactions have been waived.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” below for more information.

Legal Proceedings

On September 30, 2013, our subsidiary Shikokuokto Shipping Corporation (the “Owners”) entered into a time charter party in respect of the then newbuild Hull 1689, subsequently named Kypros Sky with Daiichi Chuo Kisen Kaisha (the “Charterers”) for a period of ten years, commencing on the vessel’s delivery date of April 1, 2015, at the net daily rate of $15,800 from the 1st to 5th year and $15,000 from the 6th to 10th year (the “Charter”). The Charter was governed by English law. On September 29, 2015, the Owners received a written notice that the Charterers had that day filed a petition to commence civil rehabilitation proceedings with the Tokyo District Court. The Charter commenced on April 1, 2015. On October 5, 2015, wrongfully and in repudiatory breach of contract, the Charterers served on the Owners a notice of termination of the Charter. The Owners accepted the Charterers’ repudiatory breach on October 7, 2015 and commenced London arbitration proceedings against the Charterers on October 13, 2015. In view of Charterers lodging protective actions in, amongst other major jurisdictions, the UK recognizing the validity of the Japanese rehabilitation proceedings and staying any and all actions against Charterers and/or Charterers’ assets including Owners’ London arbitration proceedings, Owners’ claim had to be filed and apportioned in accordance with the Japanese rehabilitation proceedings. Owners filed their claim with the Japanese court on December 4, 2015.

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

Dividend Policy

We paid our first quarterly dividend as a public company of $0.1461 per share of Common Stock in August 2008 and subsequent dividends of $0.475 per share of Common Stock in November 2008, $0.15 per share in February 2009, May 2009, August 2009, November 2009, February 2010, May 2010, August 2010, November 2010, February 2011, May 2011, August 2011, November 2011, February 2012, May 2012 and August 2012, and $0.05 per share of Common Stock in November 2012, March 2013, June 2013, September 2013 and $0.06 per share of Common Stock in December 2013. During 2014, we paid an aggregate amount of $18.4 million over three consecutive quarterly dividends, each in the amount of $0.06 per share of Common Stock, followed by one consecutive quarterly dividend in the amount of $0.04 per share of Common Stock. During 2015, the Company declared and paid one quarterly dividend of $0.02 per share of common stock followed by two quarterly dividends of $0.01 per share of common stock, totaling $3.3 million.

We paid our first dividend of $0.26111 per share of Series B Preferred Shares in July 2013, and a subsequent dividend of $0.5111 per share of Series B Preferred Shares in October 2013. During 2014, we paid an aggregate amount of $3.2 million over four consecutive quarterly dividends, each in the amount of $0.50 per share of Series B Preferred Shares. During 2014, we paid an aggregate amount of $2.2 million over two consecutive quarterly dividends of $0.46667 and $0.50 per share of Series C Preferred Shares. During 2014, we paid an aggregate amount of $2.1 million over one quarterly dividend of $0.66667 per share of Series D Preferred Shares. Also, during 2015, the Company declared and paid four quarterly consecutive dividends of $0.50 per share for each, of Series B Preferred Shares, totaling $3.2 million, of Series C Preferred Shares, totaling $4.6 million, and of Series D Preferred Shares, totaling $6.4 million.

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

	Price Range
	High	Low
2011	$9.78	$5.28
2012	7.73	3.12
2013	10.95	3.40
2014	11.48	3.77
2015	4.13	0.80
First Quarter 2014	11.48	8.65
Second Quarter 2014	10.18	7.76
Third Quarter 2014	9.92	6.65
Fourth Quarter 2014	6.77	3.77
First Quarter 2015	4.07	3.13
Second Quarter 2015	3.87	2.99
Third Quarter 2015	4.13	2.70
Fourth Quarter 2015	3.75	0.80
August 2015	3.76	2.93
September 2015	3.41	2.70
October 2015	3.75	2.67
November 2015	3.16	1.18
December 2015	1.41	0.80
January 2016	0.82	0.30
February 2016(1)	0.47	0.39

(1)	For the period through February 5, 2016.

The following table shows the high and low sales prices for our Series B Preferred Shares during the indicated periods.

	Price Range
	High	Low
2013(1)	$27.78	$24.29
2014	27.79	25.01
2015	25.50	13.00
First Quarter 2014	26.56	25.01
Second Quarter 2014	26.68	25.69
Third Quarter 2014	27.79	25.12
Fourth Quarter 2014	27.24	25.10
First Quarter 2015	25.50	22.74
Second Quarter 2015	25.20	21.67
Third Quarter 2015	25.20	21.50
Fourth Quarter 2015	24.90	13.00
August 2015	25.20	22.98
September 2015	23.42	21.50
October 2015	24.90	21.10
November 2015	24.65	13.00
December 2015	20.90	16.70
January 2016	23.00	18.75
February 2016(2)	23.00	21.01

(1)	For the period from June 18, 2013, the date on which our Series B Preferred Shares began trading on the New York Stock Exchange, until the end of the period.

(2)	For the period through February 5, 2016.

The following table shows the high and low sales prices for our Series C Preferred Shares during the indicated periods.

	Price Range
	High	Low
2014(1)	$25.46	$16.03
2015	21.46	7.30
Second Quarter 2014(1)	25.46	25.01
Third Quarter 2014	25.28	23.36
Fourth Quarter 2014	24.44	16.03
First Quarter 2015	21.46	16.80
Second Quarter 2015	21.35	17.24
Third Quarter 2015	19.05	12.56
Fourth Quarter 2015	15.44	7.30
August 2015	17.70	15.65
September 2015	16.89	12.56
October 2015	15.44	13.50
November 2015	14.43	7.30
December 2015	10.60	8.25
January 2016	8.89	6.53
February 2016(2)	9.75	8.25

(1)	For the period from May 2, 2014, the date on which our Series C Preferred Shares began trading on the New York Stock Exchange, until the end of the period.

(2)	For the period through February 5, 2015.

The following table shows the high and low sales prices for our Series D Preferred Shares during the indicated periods.

	Price Range
	High	Low
2014(1)	$24.90	$15.52
2015	21.40	6.78
Second Quarter(1)	24.90	23.64
Third Quarter 2014	24.44	15.52
Fourth Quarter 2014	24.42	16.90
First Quarter 2015	21.40	16.75
Second Quarter 2015	21.23	16.61
Third Quarter 2015	18.86	12.86
Fourth Quarter 2015	15.20	6.78
August 2015	17.46	15.02
September 2015	16.23	12.86
October 2015	15.20	13.28
November 2015	14.38	6.78
December 2015	10.39	8.06
January 2016	8.78	6.18
February 2016(2)	9.27	7.63

(1)	For the period from June 30, 2014, the date on which our Series D Preferred Shares began trading on the New York Stock Exchange, until the end of the period.

(2)	For the period through February 5, 2016.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Under our articles of incorporation, our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, of which, as of December 31, 2015 and February 5, 2016, 83,486,194 and 83,522,338 shares were issued and outstanding, respectively, and 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of December 31, 2015 and February 5, 2016, 1,569,526 and 1,542,158, respectively, shares of Series B Preferred Shares, 2,300,000 shares of Series C Preferred Shares and 3,200,000 shares of Series D Preferred Shares were issued and outstanding. Of this blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan.” All of our shares of stock are in registered form.

Please see Note 10 to our financial statements included elsewhere in this annual report for a discussion of the history of our share capital.

B.	Articles of Incorporation and Bylaws

Our purpose, as stated in our articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

The rights of our stockholders are set forth in our articles of incorporation and bylaws, as well as the BCA. Amendments to our articles of incorporation require the affirmative vote of the holders of a majority of all outstanding shares entitled to vote, except that amendments to certain provisions of our articles of incorporation dealing with the rights of stockholders, the board of directors, our bylaws and amendments to the articles of incorporation require the affirmative vote of at least 75% of all outstanding shares entitled to vote. Amendments to our bylaws require the affirmative vote of at least 75% of all outstanding shares entitled to vote.

Under our bylaws, annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held inside or outside of the Republic of the Marshall Islands. Special meetings may be called by the chairman of the board of directors, the chief executive officer or by the chief executive officer or secretary at the request of a majority of the board of directors. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting. Our bylaws permit stockholder action by unanimous written consent.

We are registered at The Trust Company of the Marshall Islands, Inc. under registration number 27394.

Directors

Under our articles of incorporation and bylaws, our directors are elected by a plurality of the votes cast at each annual meeting of the stockholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting.

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

Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future. Our common stock is not subject to any sinking fund provisions and no holder of any shares will be required to make additional contributions of capital with respect to our shares in the future. There are no provisions in our articles of incorporation or bylaws discriminating against a shareholder because of his or her ownership of a particular number of shares.

We are not aware of any limitations on the rights to own our common stock, including rights of non-resident or foreign stockholders to hold or exercise voting rights on our common stock, imposed by foreign law or by our articles of incorporation or bylaws.

Preferred Stock

Our articles of incorporation authorize our board of directors, without any further vote or action by our stockholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan,” and as of February 5, 2016, 1,542,158 have been designated as Series B Preferred Shares, 2,300,000 have been designated as Series C Preferred Shares and 3,200,000 have been designated as Series D Preferred Shares, and to determine, with respect to any series of preferred stock established by our board of directors, the terms and rights of that series, including:

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

Blank check preferred stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described above under “—Stockholder Rights Plan” and as of February 5, 2016, 1,542,158 have been designated as Series B Preferred Shares, 2,300,000 have been designated as Series C Preferred Shares and 3,200,000 have been designated as Series D Preferred Shares. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

D.	Exchange Controls and Other Limitations Affecting Security Holders

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident and non-Marshall Islands citizen holders of our common stock.

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

Shipping income attributable to transportation exclusively between non-United States ports is generally not subject to United States income tax. However, unless exempt from United States income tax under the rules contained in Section 883 of the Code, a non-United States corporation is, under the rules of Section 887 of the Code, subject to a 4% United States income tax in respect of its “United States source gross transportation income” (without the allowance for deductions). United States source gross transportation income includes 50% of shipping income that is attributable to transportation that begins or ends (but that does not both begin and end) in the United States. Under Section 883 of the Code, a non-United States corporation will be exempt from United States income tax on its United States source gross transportation income if:

(a)	it is organized in a foreign country (its “country of organization”) that grants an “equivalent exemption” to United States corporations; and

(b)	either (1) more than 50% of the value of its stock is owned, directly or indirectly, by individuals who are “residents” of its country of organization or of another foreign country that grants an “equivalent exemption” to United States corporations or (2) its stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States.

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

In lieu of the foregoing rules, since the exemption of Section 883 of the Code will not apply to us, our United States source gross transportation income that is considered to be “effectively connected” with the conduct of a United States trade or business would be subject to the United States corporate income tax currently imposed at rates of up to 35% (net of applicable deductions). In addition, we may be subject to the 30% United States “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our United States trade or business by us or our subsidiaries.

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

Distributions on Our Stock

Subject to the discussion of PFICs (as defined below), any distributions with respect to our stock that you receive from us, other than distributions in liquidation and distributions in redemption of our stock that are treated as exchanges, will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described below, to the extent of our current or accumulated earnings and profits (as determined under United States tax principles). Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of your tax basis in our stock (on a dollar-for-dollar basis) and thereafter as capital gain. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes.

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

Redemption of Stock

In the case of a redemption of stock (including a disposition of stock to us or persons related to us), unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code for treating the redemption as a sale or exchange, the redemption will be treated under Section 302 of the Code as a distribution. If the redemption is treated as a sale or exchange of the United States holder’s stock, the United States holder’s treatment will be as discussed above in “—Sale, Exchange or Other Disposition of Stock.” The redemption will be treated as a sale or exchange only if it (i) is “substantially disproportionate,” (ii) constitutes a “complete termination of the holder’s stock interest” in us or (iii) is not “essentially equivalent to a dividend,” each within the meaning of Section 302(b) of the Code. In determining whether any of the alternative tests of Section 302(b) of the Code is met, shares of our capital stock actually owned, as well as shares considered to be owned by the United States holder by reason of certain constructive ownership rules, must be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to a particular holder of the stock will depend on that holder’s particular facts and circumstances as of the time the determination is made, United States holders should consult their own tax advisors to determine their tax treatment of a redemption of stock in light of their own particular investment circumstances.

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

Because we have chartered all our vessels to unrelated charterers on the basis of period time and spot time charter contracts (and not on the basis of bareboat charters) and because we expect to continue to do so, we believe that currently we should not be treated as being and should not become a PFIC. We believe it is more likely than not that our gross income derived from our time charter activities constitutes active service income (as opposed to passive rental income) and, as a result, our vessels constitute active assets (as opposed to passive assets) for purposes of determining whether we are a PFIC. We believe there is legal authority supporting this position, consisting of case law and United States Internal Revenue Service (“IRS”) pronouncements concerning the characterization of income derived from time charters as service income for other tax purposes. However, there is no legal authority specifically relating to the statutory provisions governing PFICs or relating to circumstances substantially similar to ours. Moreover, in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit held that, contrary to the position of the IRS in that case, and for purposes of a different set of rules under the Code, income received under a time charter of vessels should be treated as rental income rather than services income. If the reasoning of the Fifth Circuit case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time chartering activities would be treated as rental income, and we would probably be a PFIC. The IRS has stated that it disagrees with the holding in Tidewater and has specified that income from period time charters should be treated as services income. However, the IRS’s statement with respect to the Tidewater decision was an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers.

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

United States holders who are individuals generally will be required to report certain information with respect to an interest in our stock by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in our stock. These requirements are subject to exceptions, including an exception for shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) held by the United States holder (and, as applicable, by his or her spouse) does not exceed a specified minimum amount.

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

A.	Quantitative Information About Market Risk

Interest Rate Risk

We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding, which is based on U.S. dollar LIBOR plus, in the case of each credit facility, a specified margin. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we use derivative financial instruments. We had entered into eight interest rate swap agreements as of December 31, 2015, compared to 12 interest rate swap agreements as of December 31, 2014, in order to manage future interest costs and the risk associated with changing interest rates.

The total notional principal amount of these swaps as of December 31, 2015 was $148.6 million. The swaps have specified rates and durations. Refer to the table in Note 13 of our financial statements included elsewhere in this annual report which summarizes the interest rate swaps in place as of December 31, 2015 and December 31, 2014. Under our interest rate swap transactions, the bank effects quarterly or semiannual floating-rate payments to us for the relevant amount based either on the three- or six-month U.S. dollar LIBOR and we make quarterly or semiannual payments to the bank on the relevant amount at the respective fixed rates.

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

Through these swap transactions, we effectively hedged the interest rate exposure of 28.5% of our loans outstanding as of December 31, 2015, which bear interest at LIBOR.

The following table sets forth the sensitivity of our existing loans as of December 31, 2015 as to a 100 basis point increase in LIBOR taking into account our interest rate swap agreements that are currently in place, during the next five years, and reflects the additional interest expense.

Year	Amount
2016	$3.5 million
2017	3.5 million
2018	3.9 million
2019	3.3 million
2020	2.0 million

Foreign Currency Exchange Risk

We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2015 we incurred approximately 24.82% of our vessel operating expenses in currencies other than the U.S. dollar. As of December 31, 2015, approximately 35.04% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar and were subject to exchange rate risk, as their value fluctuates with changes in exchange rates.

A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2015, would have increased our vessel operating expenses by approximately $1,376,491 and the fair value of our outstanding accounts payable by approximately $181,127.

While, from time to time, we have in the past used financial derivatives in the form of foreign exchange forward agreements to mitigate the risk associated with exchange rate fluctuations, currently, no such instruments are in place.

There have been no material quantitative changes in market risk exposures between 2015 and 2014.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Material Modifications to the Rights of Security Holders

We adopted a stockholder rights plan on May 13, 2008 that authorizes the issuance to our existing stockholders of preferred share rights and additional shares of common stock if any third party seeks to acquire control of a substantial block of our common stock. See “Item 10. Additional Information —B. Articles of Incorporation and Bylaws—Stockholder Rights Plan” included in this annual report for a description of the stockholder rights plan.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2015. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include without limitations controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2015.

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

In making its assessment of our internal control over financial reporting as of December 31, 2015, management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013 (“COSO”).

Management concluded that, as of December 31, 2015, our internal control over financial reporting was effective. Deloitte Hadjipavlou, Sofianos & Cambanis S.A. (“Deloitte”), our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2015 which is reproduced in its entirety in Item 15(c) below.

C.	Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Safe Bulkers, Inc.

Majuro, Republic of the Marshall Islands

We have audited the internal control over financial reporting of Safe Bulkers, Inc. and its subsidiaries (the “Company”) as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated March 4, 2016 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece

March 4, 2016

D.	Changes in Internal Control over Financial Reporting

During the period covered by this annual report, we have made no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee consists of three independent directors, John Gaffney, Ole Wikborg and Frank Sica, who is the chairman of the committee. Our board of directors has determined that Frank Sica, whose biographical details are included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”, qualifies as an audit committee “financial expert,” as such term is defined in Regulation S-K promulgated by the SEC.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for all officers and employees of our company, which incorporates a Code of Ethics for directors and a Code of Conduct for corporate officers, a copy of which is posted on our website, and may be viewed at http://www.safebulkers.com/corp_ethics.htm. We will also provide a paper copy of this document free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Dr. Loukas Barmparis, Secretary, Safe Bulkers, Inc., 30-32 Avenue Karamanli, 16673, Voula, Athens, Greece. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2015.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees billed to the Company for the fiscal years ended December 31, 2015 and 2014 by the Company’s principal accounting firm, Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, Limited, by the category of service, were as follows:

	2014	2015
	(in thousands)
Audit fees	$463	$361
Total fees	$463	$361

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

On November 24, 2015, the Company announced a share repurchase program in the aggregate of up to $20 million under which it may from time to time purchase Series B Preferred Shares, Series C Preferred Shares, and Series D l Preferred Shares on the open market. The program is still in effect and details on the shares purchased in 2015 and until February 5, 2016 are set forth in the table below. The Company’s share repurchase program does not obligate it to purchase any of its Preferred Shares, and the share repurchase program may be modified or terminated at any time without prior notice. Any such purchases will be made in the open market in compliance with applicable laws and regulations.

Period 2015	Total Number of Series B Preferred Shares (or Units) Purchased(a)	Average Price Paid per Series B Preferred Share (or Units)	Total Number of Series B Preferred Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	The maximum number (or approximate dollar value) of all series of Preferred Shares (or units) that may yet be purchased under the plans or programs
November	3,406	16.04	3,406	$19,945,360
December	29,323	18.18	29,323	$19,412,184
2016
January	25,113	19.90	25,113	$18,912,467
February(b)	—	—	—	$18,912,467
Total	57,842		57,842

(a)	All purchases have been made on the open market.
(b)	For the period through February 5, 2016.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-25 included herein by reference.

ITEM 19.	EXHIBITS

Exhibit	Description
1.1	Amended and Restated Articles of Incorporation*
1.2	Articles of Amendment to Amended and Restated Articles of Incorporation**
1.3	Amended and Restated Bylaws*
2.1	Form of Registration Rights Agreement between Safe Bulkers, Inc. and Vorini Holdings Inc.*
2.2	Stockholder Rights Agreement*
2.3	Specimen Share Certificate*
3.1	Statement of Designation of the 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares (Par Value $0.01 Per Share) (Incorporated by reference to the Company’s Form 8-A12B filed with the SEC on June 18, 2013)
3.2	Statement of Designation of the 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (Par Value $0.01 Per Share) (Incorporated by reference to Exhibit 3.4 on the Company’s Form 8-A12B filed with the SEC on May 7, 2014)
3.3	Statement of Designation of the 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (Par Value $0.01 Per Share) (Incorporated by reference to Exhibit 3.4 on the Company’s Form 8-A12B filed with the SEC on June 30, 2014)

Exhibit	Description
4.1	Amended and Restated Management Agreement between Safety Management Overseas S.A. and Safe Bulkers, Inc.
4.2	Management Agreement between Safe Bulkers Management Limited and Safe Bulkers, Inc.
4.3	Amended and Restated Restrictive Covenant Agreement among Safe Bulkers, Inc., Polys Hajioannou, Vorini Holdings Inc. and Machairiotissa Holdings Inc.
4.4	Amended and Restated Restrictive Covenant Agreement between Safe Bulkers, Inc. and Polys Hajioannou
4.5	Amending and Restating Agreement, dated February 22, 2016, by and among Safe Bulkers, Inc., DNB Bank ASA, as Mandated Lead Arranger, DNB Bank ASA, as Agent, DNB Bank ASA, as Swap Provider, and DNB Bank ASA, as Security Agent.
8.1	List of Subsidiaries
12.1	Certification of principal executive officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended
12.2	Certification of principal financial officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended
13.1	Certification of principal executive officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

101	The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2015, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2014 and 2015; (ii) Consolidated Statements of Operations for the years ended December 31, 2013, 2014 and 2015; (iii) Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2013, 2014 and 2015; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2014 and 2015; and (v) Notes to Consolidated Financial Statements.

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995) filed with the SEC and hereby incorporated by reference to such Registration Statement.

**	Previously filed as an exhibit to the Company’s Form 6-K filed with the SEC on October 8, 2009 and hereby incorporated by reference to such Form 6-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

March 4, 2016

By:
/s/ KONSTANTINOS ADAMOPOULOS Name: Konstantinos Adamopoulos Title: Chief Financial Officer and Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Safe Bulkers, Inc.

Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Safe Bulkers, Inc. and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Safe Bulkers, Inc. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece

March 4, 2016

SAFE BULKERS, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2014 AND 2015
(In thousands of U.S. Dollars, except for share and per share data)

		December 31,
	Notes	2014	2015
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		107,311	130,743
Time deposits – Short term		-	1,500
Accounts receivable		4,530	6,540
Assets held for sale	6	-	31,995
Due from Manager	3	-	946
Inventories		11,185	5,167
Accrued revenue	19	212	87
Restricted cash		10,939	64,505
Prepaid expenses and other current assets		1,715	1,679
Total current assets		135,892	243,162
FIXED ASSETS:
Vessels, net	4	960,423	988,161
Advances for vessel acquisitions and vessels under construction	5	74,243	68,356
Total fixed assets		1,034,666	1,056,517
OTHER NON CURRENT ASSETS:
Deferred financing costs		701	1,016
Restricted cash		4,263	7,837
Derivative assets	13	455	181
Accrued revenue	19	452	918
Total assets		1,176,429	1,309,631
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	7	15,732	77,467
Liability directly associated with assets held for sale, net	6, 7	-	16,724
Unearned revenue	19	3,599	1,956
Trade accounts payable		3,014	5,277
Accrued liabilities	14	4,467	3,984
Derivative liabilities	13	493	318
Due to Manager	3	24	-
Total current liabilities		27,329	105,726
Derivative liabilities - Long-term	13	1,065	360
Long-term debt, net	7	447,936	569,399
Total liabilities		476,330	675,485
COMMITMENTS AND CONTINGENCIES	9
SHAREHOLDERS’ EQUITY:
Shareholders’ equity:
Common stock, $0.001 par value; 200,000,000 authorized, 83,450,266 and 83,486,194 issued and outstanding at December 31, 2014 and 2015, respectively.	8	83	83
Preferred stock, $0.01 par value; 20,000,000 authorized, 1,569,526 Series B Preferred Shares and 1,600,000 Series B Preferred Shares, 2,300,000 Series C Preferred Shares, 3,200,000 Series D Preferred Shares, issued and outstanding at December 31, 2014 and 2015, respectively.		71	71
Additional paid in capital		370,201	369,731
Retained earnings		329,744	264,261
Total shareholders’ equity		700,099	634,146
Total liabilities and shareholders’ equity		1,176,429	1,309,631

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(In thousands of U.S. Dollars, except for share and per share data)

	Year Ended December 31,
	Notes	2013	2014	2015
REVENUES:
Revenues	11	191,520	159,900	132,375
Commissions		(4,799)	(5,806)	(5,058)
Net revenues		186,721	154,094	127,317

EXPENSES:
Voyage expenses		(10,207)	(19,429)	(17,856)
Vessel operating expenses	12	(41,964)	(50,634)	(55,469)
Depreciation	4	(37,394)	(43,084)	(47,133)
General and administrative expenses
-Management fee to related party	3,18	(8,379)	(8,962)	(10,764)
-Public company expenses	18	(2,981)	(4,369)	(3,853)
Early redelivery income/(cost), net	15	7,050	(532)	-
Loss from inventory valuation	10	-	(4,001)	(1,432)
Gain on asset purchase cancellation	16	-	3,633	-
Impairment loss	5,6	-	-	(22,826)
Operating income/(loss)		92,846	26,716	(32,016)

OTHER (EXPENSE)/INCOME:
Interest expense	7	(9,086)	(8,335)	(11,650)
Other finance costs		(1,032)	(1,132)	(242)
Interest income		1,008	821	86
Gain/(loss) on derivatives	13	813	(1,977)	(1,676)
Foreign currency (loss)/gain		(40)	13	347
Amortization and write-off of deferred finance charges		(1,252)	(1,472)	(2,793)
Net income/(loss)		83,257	14,634	(47,944)
Less preferred dividend		1,787	9,390	14,200
Net income/(loss) available to common shareholders		81,470	5,244	(62,144)

Earnings/(loss) per share, in U.S. Dollars, basic and diluted	21	1.05	0.06	(0.74)

Weighted average number of shares, basic and diluted		77,495,029	83,446,970	83,479,636

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC. CONSOLIDATED STATEMENTS
OF SHAREHOLDERS’ EQUITY FOR THE YEARS
ENDED DECEMBER 31, 2013, 2014 AND 2015
(In thousands of U.S. Dollars, except for per share data)

	Common Stock	Preferred Stock	Additional Paid in Capital	Retained Earnings	Total
Balance as of January 1, 2013	77		150,269	275,510	425,856
Net income	—	—	—	83,257	83,257
Issuance of common stock	6		47,974	—	47,980
Issuance of preferred stock	—	16	38,849	—	38,865
Share based compensation	—	—	120	—	120
Preferred share dividends	—	—	—	(1,235)	(1,235)
Common share dividends ($0.21 per share)	—		—	(16,507)	(16,507)
Balance as of December 31, 2013	83	16	237,212	341,025	578,336

Net income	—	—	—	14,634	14,634
Issuance of preferred stock	—	55	132,869	—	132,924
Share based compensation	—	—	120	—	120
Preferred share dividends	—	—	—	(7,557)	(7,557)
Common share dividends ($0.22 per share)	—	—	—	(18,358)	(18,358)
Balance as of December 31, 2014	83	71	370,201	329,744	700,099

Net loss	—	—	—	(47,944)	(47,944)
Repurchase of preferred stock	—	—	(590)	—	(590)
Share based compensation	—	—	120	—	120
Preferred share dividends	—	—	—	(14,200)	(14,200)
Common share dividends ($0.04 per share)	—	—	—	(3,339)	(3,339)
Balance as of December 31, 2015	83	71	369,731	264,261	634,146

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
(In thousands of U.S. Dollars)

	December 31,
	2013	2014	2015
Cash Flows from Operating Activities:
Net income/(loss)	83,257	14,634	(47,944)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	37,394	43,084	47,133
Gain on asset purchase cancellation	-	(3,633)	-
Impairment loss	-	-	22,826
Gain on loan write off	-	-	(1,111)
Loss from inventory valuation	-	4,001	1,432
Amortization and write-off of deferred finance charges	1,252	1,472	2,793
Unrealized gain on derivatives	(6,329)	(2,137)	(606)
Share based compensation	120	120	120
Change in:
Accounts receivable	675	42	(2,010)
Due from Manager	-	-	(946)
Inventories	(6,700)	(2,586)	4,342
Accrued revenue	646	(664)	(341)
Prepaid expenses and other current assets	12	190	36
Due to Manager	234	(283)	(24)
Trade accounts payable	950	(997)	1,734
Accrued liabilities	(2,595)	192	(269)
Unearned revenue	(8,322)	(9,703)	(1,643)
Net Cash Provided by Operating Activities	100,594	43,732	25,522

Cash Flows from Investing Activities:
Vessel acquisitions including advances for vessels under construction	(118,894)	(146,300)	(123,541)
Proceeds from asset purchase cancellation	-	36,320	-
Maturity of investment	-	50,000	-
Increase in restricted cash	(6,250)	(13,779)	(70,104)
Restricted cash released	24,800	6,750	12,965
Increase in bank time deposits	-	-	(1,500)
Net Cash Used in Investing Activities	(100,344)	(67,009)	(182,180)

Cash Flows from Financing Activities:
Proceeds from long-term debt	16,000	93,925	446,896
Principal payments of long-term debt	(123,372)	(132,652)	(243,659)
Dividends paid	(17,742)	(25,915)	(17,539)
Payment of deferred financing costs	(132)	(2,267)	(5,018)
Proceeds on issuance of common stock	48,255	-	-
Payment of common stock offering expenses	(177)	(98)	-
Proceeds on issuance of preferred stock	39,328	133,387	-
Repurchase of preferred stock	-	-	(590)
Payment of preferred stock offering expenses	(463)	(463)	-
Net Cash (Used in)/Provided by Financing Activities	(38,303)	65,917	180,090
Net (decrease)/increase in cash and cash equivalents	(38,053)	42,640	23,432
Cash and cash equivalents at beginning of year	102,724	64,671	107,311
Cash and cash equivalents at end of year	64,671	107,311	130,743
Supplemental cash flow information:
Cash paid for interest (excluding capitalized interest):	9,263	8,594	11,932
Non cash Investing and Financing activities	194	506	772

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information

Safe Bulkers, Inc. (“Safe Bulkers” or the “Company’’) was formed on December 11, 2007, under the laws of the Republic of the Marshall Islands for the purpose of acquiring an ownership interest in 19 companies. Each of the 19 companies were under the common control of Polys Hajioannou and his family and owned or were scheduled to acquire a newbuild drybulk vessel. The shares of the 19 companies were contributed to Safe Bulkers by Vorini Holdings, Inc. (“Vorini Holdings”), a Marshall Islands corporation, controlled by Polys Hajioannou and his family. Safe Bulkers became the owner of 100% of each of the 19 companies, and Vorini Holdings became the sole shareholder of Safe Bulkers.

Safe Bulkers successfully completed its initial public offering on June 3, 2008 (the “IPO”). Safe Bulkers common stock trades on the New York Stock Exchange (“NYSE”) under the symbol “SB.” Following the IPO, Vorini Holdings became the controlling shareholder of Safe Bulkers.

On December 18, 2013, Bellapais Maritime Inc. (“Bellapais”), a Marshall Islands corporation, Kyperounta Maritime Inc. (“Kyperounta”), a British Virgin Islands corporation, Lefkoniko Maritime Inc. (“Lefkoniko”), a British Virgin Islands corporation, Akamas Maritime Inc. (“Akamas”), a Cayman Islands corporation, Chalkoessa Maritime Inc. (“Chalkoessa”), a Marshall Islands corporation, all wholly owned by Polys Hajioannou, and Kition Holdings Corp. (“Kition Holdings”), a British Virgin Islands corporation wholly owned by Nicolaos Hajioannou, Polys Hajioannou’s brother, entered into a stock transfer agreement with Vorini Holdings, through which shares of Safe Bulkers owned by Vorini Holdings were sold for no consideration to the above entities.

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

As of December 31, 2015, Safe Bulkers held 45 wholly-owned companies (which are referred to herein as “Subsidiaries”) which together owned and operated a fleet of 36 drybulk vessels and were scheduled to acquire an additional eight newbuild (the “Newbuilds”) vessels.

Safe Bulkers and the Subsidiaries are collectively referred to in the notes to the consolidated financial statements as the “Company.”

The Company’s principal business is the acquisition, ownership and operation of drybulk vessels. The Company’s vessels operate worldwide, carrying drybulk cargo for the world’s largest consumers of marine drybulk transportation services. Safety Management Overseas S.A., a company incorporated under the laws of the Republic of Panama (“Safety Management”) and Safe Bulkers Management Limited (“Safe Bulkers Management” and together with Safety Management the “Managers”, and either of them “the Manager”) related parties both controlled by Polys Hajioannou, provide technical, commercial and administrative management services to the Company.

The accompanying consolidated financial statements include the operations, assets and liabilities of the Company, and of the Subsidiaries listed below.

Subsidiary	Vessel Name	Type	Built
Maxeikosiepta Shipping Corporation (“Maxeikosiepta”)(1)	Paraskevi	Panamax	January 2003

Marindou Shipping Corporation (“Marindou”)(1)	Maria	Panamax	April 2003

Maxeikosiexi Shipping Corporation (“Maxeikosiexi”)(1)	Koulitsa	Panamax	April 2003

Avstes Shipping Corporation (“Avstes”)(1)	Vassos	Panamax	February 2004

Kerasies Shipping Corporation (“Kerasies”)(1)	Katerina	Panamax	May 2004

Marathassa Shipping Corporation (“Marathassa”)(1)	Maritsa	Panamax	January 2005

Maxeikositessera Shipping Corporation (“Maxeikositessera”)(3)	Efrossini	Panamax	February 2012

Glovertwo Shipping Corporation (“Glovertwo”)(3)	Zoe	Panamax	July 2013

Shikokutessera Shipping Inc. (“Shikokutessera”)(3)	Kypros Land	Panamax	January 2014

Shikokupente Shipping Inc. (“Shikokupente”)(3)	Kypros Sea	Panamax	March 2014

Gloverthree Shipping Corporation (“Gloverthree”)(3)(5)	Kypros Unity	Panamax	September 2014

Gloverfour Shipping Corporation (“Gloverfour”)(3)	Kypros Bravery	Panamax	January 2015

Shikokuokto Shipping Inc. (“Shikokuokto”)(3)	Kypros Sky	Panamax	March 2015

Gloverfive Shipping Corporation (“Gloverfive”)(3)	Kypros Loyalty	Panamax	June 2015

Pemer Shipping Ltd. (“Pemer”)(1)	Pedhoulas Merchant	Kamsarmax	March 2006

Petra Shipping Ltd. (“Petra”)(1)	Pedhoulas Trader	Kamsarmax	May 2006

Pelea Shipping Ltd. (“Pelea”)(1)	Pedhoulas Leader	Kamsarmax	March 2007

Vassone Shipping Corporation (“Vassone”)(3)	Pedhoulas Commander	Kamsarmax	May 2008

Maxeikosi Shipping Corporation (“Maxeikosi”)(1)	Pedhoulas Builder	Kamsarmax	May 2012

Maxeikositria Shipping Corporation (“Maxeikositria”)(1)	Pedhoulas Fighter	Kamsarmax	August 2012

Maxeikosiena Shipping Corporation (“Maxeikosiena”)(1)	Pedhoulas Farmer	Kamsarmax	September 2012

Youngone Shipping Inc. (“Youngone”)(3)	Pedhoulas Cherry	Kamsarmax	July 2015

Staloudi Shipping Corporation (“Staloudi”)(1)(5)	Stalo	Post-Panamax	January 2006

Marinouki Shipping Corporation (“Marinouki”)(1)	Marina	Post-Panamax	January 2006

Soffive Shipping Corporation (“Soffive”)(1)	Sophia	Post-Panamax	June 2007

Vasstwo Shipping Corporation (“Vasstwo”)(1)	Xenia	Post-Panamax	August 2006

Eniaprohi Shipping Corporation (“Eniaprohi”)(1)	Eleni	Post-Panamax	November 2008

Eniadefhi Shipping Corporation (“Eniadefhi”)(1)	Martine	Post-Panamax	February 2009

Maxdodeka Shipping Corporation (“Maxdodeka”)(1)	Andreas K	Post-Panamax	September 2009

Maxdekatria Shipping Corporation (“Maxdekatria”)(1)	Panayiota K	Post-Panamax	April 2010

Maxdeka Shipping Corporation (“Maxdeka”)(3)	Venus Heritage	Post-Panamax	December 2010

Shikoku Friendship Shipping Company (“Shikoku”)(3)	Venus History	Post-Panamax	September 2011

Maxenteka Shipping Corporation (“Maxenteka”)(3)	Venus Horizon	Post-Panamax	February 2012

Shikokuepta Shipping Inc. (“Shikokuepta”)(3)	Troodos Sun (ex H 1686)	Post-Panamax	January 2016(2)

Maxpente Shipping Corporation (“Maxpente”)(1)	Kanaris	Capesize	March 2010

Eptaprohi Shipping Corporation (“Eptaprohi”)(1)	Pelopidas	Capesize	November 2011

Maxtessera Shipping Corporation (“Maxtessera”)(3)	Lake Despina	Capesize	January 2014

Shikokuexi Shipping Inc. (“Shikokuexi”)(3)	TBN - H 1685	Post-Panamax	1H 2016(4)

Gloversix Shipping Corporation (“Gloversix”)(3)	TBN - H 828	Panamax	1H 2016(4)(10)

Youngtwo Shipping Inc. (“Youngtwo”)(3)	TBN - H 1146	Kamsarmax	1H 2016(4)(10)

Gloverseven Shipping Corporation (“Gloverseven”)(3)	TBN - H 835	Panamax	1H 2017(4)

Kyotofrendo One Shipping Inc. (“Kyotofrendo One”)(3)	TBN - H 1551	Kamsarmax	1H 2017(4)

Shikokuennia Shipping Inc. (“Shikokuennia”)(3)(8)	TBN - H 1718	Post-Panamax	2H 2019(4)

Kyotofrendo Two Shipping Inc. (“Kyotofrendo Two”)(3)(9)	TBN - H 1552	Kamsarmax	1H 2018 (4)

Maxeikosipente Shipping Corporation (“Maxeikosipente”)(1)(6)	—	—	—

S.B. Sea Venture Company Ltd(7)	—	—	—
F-8

(1) Incorporated under the laws of the Republic of Liberia

(2) Newbuild vessel acquisition. Refer to Note 22.

(3) Incorporated under the laws of the Republic of the Marshall Islands

(4) Estimated completion date for newbuild vessels as of December 31, 2015.

(5) Vessel held for sale. Refer to Note 6.

(6) Cancellation of Newbuild.

(7) Incorporated under the laws of the Republic of Cyprus, dissolved in September 2014.

(8) Newbuild contract novated. Refer to Notes 5 and 22.

(9) Newbuild contract under negotiation to be novated. Refer to Notes 5 and 22.

(10) Delayed delivery dates for Hull 828 in 2H 2016 and for Hull 1146 in 1H 2017 were agreed subsequent to December 31, 2015.

For the years ended December 31, 2013, 2014 and 2015, the following charterers individually accounted for more than 10% of the Company’s charter revenues as follows:

	December 31,
	2013	2014	2015
Daiichi Chuo Kisen Kaisha	30.30%	-	-
Kawasaki Kisen Kaisha	15.39%	-	-
Oldendorff Gmbh and Co. KG	-	-	12.67%
Global Chartering Ltd	-	-	10.79%

2. Significant Accounting Policies

Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include all accounts of the Company. All intercompany balances and transactions have been eliminated upon consolidation.

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

Other Comprehensive Income / (Loss): The Company follows the accounting guidance relating to Statement of Comprehensive Income, which requires separate presentation of certain transactions that are recorded directly as components of shareholders’ equity. The Company has no other comprehensive income/(loss) and accordingly comprehensive income/(loss) equals net income/(loss) for the periods presented.

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

Inventories: Inventories consist of bunkers and lubricants owned by the Company remaining on board the vessels at the end of each reporting period, which are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method. Inventories consist of $8,064 and $1,302 of bunkers and of $3,121 and $3,865 of lubricants as of December 31, 2014 and 2015 respectively.

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

Accounting for Special Survey and Drydocking Costs: Special survey and drydocking costs are expensed in the period incurred and are included in vessel operating expenses in the accompanying consolidated statements of operations.

Repairs and Maintenance: All repair and maintenance expenses, including major overhauling and underwater inspection expenses, are expensed when incurred and are included in vessel operating expenses in the accompanying consolidated statements of income.

Impairment of Long-lived Assets: The Company follows the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of operations. Various factors including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs are included in this analysis. No impairment loss was recorded during the years ended December 31, 2013 and 2014. Regarding impairment recorded during the year ended December 31, 2015 refer to Notes 4 and 5.

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

Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less the cost to sell the asset. These assets are no longer depreciated once they meet the criteria of being held for sale. There were no assets held for sale as of December 31, 2014. Regarding assets held for sale as of December 31, 2015, refer to Note 6.

Deferred Financing Costs: Financing fees incurred for obtaining new loans and credit facilities are deferred and amortized over the term of the respective loan or credit facility using the effective interest rate method. The unamortized deferred financing costs are presented as a direct deduction from the carrying amount of the related loan and credit facility in the consolidated balance sheet. Deferred financing costs relating to undrawn facilities are presented under non-current assets in the consolidated balance sheet. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period in which the repayment or refinancing is made, subject to the guidance regarding Debt Extinguishment. Any unamortized balance of costs related to credit facilities repaid and terminated is expensed in the period. Any unamortized balance of costs relating to the credit facilities refinanced is deferred and amortized over the term of the respective credit facility in the period in which the refinancing occurs, subject to the provisions of the accounting guidance relating to Changes in Line-of-Credit or Revolving-Debt Arrangements.

Derivative Instruments: The Company may enter into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to the acquisition of vessels and on certain loan obligations. The Company also enters into interest rate derivatives to create economic hedges for its exposure to interest rate risk of its loan obligations (see also Notes 7 and 13). When such derivatives do not qualify for hedge accounting the Company records these financial instruments in the consolidated balance sheet at their fair value as either a derivative asset or a liability, and recognizes the fair value changes thereto in the consolidated statements of operations. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) until the hedged item is recognized in the consolidated statements of operations. For the years ended December 31, 2013, 2014 and 2015, no derivatives were accounted for as accounting hedges.

Financial Instruments: Over-the-counter foreign exchange forward contracts, interest rate derivatives and cash equivalents are recorded at fair value. Other financial instruments, including debt are recorded at amortized cost.

(a) Interest rate risk: The Company’s interest rates and long-term loan repayment terms are described in Note 7. The Company manages its interest rate risk by entering into interest rate derivative instruments which are described in Note 13.

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

Vessels are also chartered under voyage charters, where a contract is made for the use of a vessel under which the Company is paid freight on the basis of moving cargo from a loading port to a discharge port. During the years ended December 31, 2013, 2014 and 2015, there have been only two instances where a vessel was employed under a voyage charter. Under a voyage charter, the revenues are recognized on a pro-rata basis over the duration of the voyage from load port to discharge port. Probable losses on voyages are provided for in full at the time such losses can be estimated. Related expenses are operating expenses, bunkers and voyage expenses, which are recognized as incurred and are all paid for by the Company. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized when earned and collection is reasonably assured. Dispatch expense represents payments by the Company to the charterer when loading or discharging time is less than the stipulated time in the voyage charter and is recognized as incurred.

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

Recent Accounting Pronouncements:

Revenue from Contracts with Customers: In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No 2014-09 as amended by ASU 2015-14 which was issued on August 12, 2015, Revenue From Contracts With Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. Management is in the process of accessing the impact of the new standard on the Company’s financial position and performance.

Debt issuance costs: In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs (Subtopic 835-30). This update amends the existing guidance to require that debt issuance costs be presented in the balance sheet as a deduction from the carrying amount of the related debt liability instead of as a deferred charge. ASU 2015-03 was early adopted by the Company in the period ended December 31, 2015 with retrospective application. The adoption of this update resulted in a reclassification from Other Non Current Assets to Current portion of long-term debt, net, an amount of $1,389 and to Long-Term Debt, net and an amount of $4,511 for the year ended December 31, 2014. The reclassification does not impact net income/(loss) as previously reported or any prior amounts reported on the consolidated statements of operations, or the consolidated statements of cash flows.

Inventories: In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory to simplify the measurement of inventory using first-in, first out (FIFO) or average cost method. According to this ASU an entity should measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices less reasonably predictable costs of completion, disposal and transportation. This update is effective for public entities with reporting periods beginning after December 15, 2016. Early adoption is permitted. Management believes that the implementation of this update will not have any material impact on its financial statements and has not elected the early adoption.

Leases: In February 2016, the FASB issued ASU 2016-02. The standard amends the existing accounting standards for lease accounting and adds additional disclosures about leasing arrangements. The ASU requires lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by most leases, while lessor accounting remains largely unchanged. The new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. This update is effective for public entities with reporting periods beginning after December 15, 2018. Early adoption is permitted for all entities. The Company has not yet evaluated the impact, if any, of the adoption of this new standard.

3. Transactions with Related Parties

A. Safety Management Overseas S.A., Panama & Safe Bulkers Management Limited

On May 29, 2008, Safe Bulkers signed a management agreement with Safety Management and on May 29, 2015 Safe Bulkers signed a management agreement with Safe Bulkers Management (collectively the “Management Agreements”). Safety Management and Safe Bulkers Management are both related parties that are controlled by Polys Hajioannou. Under the Management Agreements, the Managers provide to Safe Bulkers executive officers and management services to vessel-owning Subsidiaries. Each vessel-owning Subsidiary has entered into, or in the case of vessels not yet delivered, will enter into, a management agreement with either one of the Managers (the “Shipmanagement Agreements”). Under these Shipmanagement Agreements, chartering, operations, technical and accounting services are provided to the vessels by the Manager. In accordance with the Management Agreements and the Shipmanagement Agreements, the Manager receives a fixed fee per vessel calculated proportionally by the number of ownership days, (the “Fixed Fee”), plus, a variable fee calculated on gross freight, charter hire, ballast bonus and demurrage (the “Variable Fee”). Fixed Fees and Variable Fees are recorded in General and Administrative Expenses (refer to Note 18). In addition, under the supervision agreements with respect to newbuilds (the “Supervision Agreements”), the Manager receives a supervision fee in exchange for on-site supervision services with respect to all newbuilds, of which 50% is payable upon the signing of the relevant Supervision Agreement, and 50% upon successful completion of the sea trials of each newbuild (the “Supervision Fee”). Supervision Fees are recorded in Advances for vessel acquisition and vessels under construction (refer to Note 5). Furthermore under the Management Agreements, the Manager receives a sales fee calculated by the contract price for each vessel sold (the “Sale Fee”), payable upon the conclusion of the vessel sale, and an acquisition fee calculated on the contract price of each vessel constructed or purchased (the “Acquisition Fee”), payable upon the conclusion of the vessel acquisition in exchange for services provided in relation to a sale or an acquisition of a vessel respectively. Sale Fees are recorded in Gain on sale of assets. Acquisition Fees are recorded in Advances for vessel acquisition and vessels under construction (refer to Note 5).

The Management Agreements provide inter alia that to the extent the executive officers are not provided by the Manager but are instead employed by Safe Bulkers, the management fee payable by Safe Bulkers is reduced, in arrears, by an amount equal to the aggregate costs of compensation and benefits and other incidental costs borne by the Company as a result of such employment, and is recorded under Compensation for Directors and Officers within General and Administrative expenses (refer to Note 18).

The management fees can be adjusted annually effective May 29 of each year, the anniversary of our entry into the Management Agreement. On May 29, 2015, the Fixed Fee was adjusted to $0.975 per day from $0.800 per day and the Variable Fee was adjusted to 0.00% from 1.25%. No readjustment was made on any of the other management fees.

Fees pursuant to the Management Agreement, the Shipmanagement Agreements and the Supervision Agreements are as follows:

	For the Years Ended May 29,
	(In thousands of U.S. Dollars, except for Variable, Sales and Acquisition Fees)
	2013	2014	2015
Fixed Fee	$0.700	$0.700	$0.800
Variable Fee	1.25%	1.25%	1.25%
Supervision Fee	$550	$550	$550
Sales Fee	1.00%	1.00%	1.00%
Acquisition Fee	1.00%	1.00%	1.00%

Fees pursuant to the Management Agreements, the Shipmanagement Agreements and the Supervision Agreements are comprised of the following:

	Year Ended December 31,
	(In thousands of U.S. Dollars)
	2013	2014	2015
Fixed and Variable fees	$8,379	$8,962	$10,764
Supervision Fees	1,925	2,200	1,925
Acquisition Fees	823	1,429	1,160

B. Sale of Vessels and Novation of Newbuild Contracts

In December 2015, Polys Hajioannou submitted a proposal to the Company’s Board of Directors, pursuant to which companies controlled by Polys Hajioannou would (a) purchase two vessels of the Company’s operating fleet, the Stalo and the Kypros Unity and (b) novate the contracts of two of the Company’s newbuilds, Hull 1718 and Hull 1552, respectively. Upon receipt of this proposal, a special committee consisting of the Company’s three independent directors (“Special Committee”) was formed and authorized by the Board of Directors of the Company in order to evaluate the proposal. The Special Committee was advised by independent counsel. During January 2016, the Special Committee obtained two appraisals from independent third parties for each of the two vessels and for each of the two newbuildings, and negotiated the terms of the sale of the vessels and the newbuild contract novations. In February, 2016 the Special Committee of the Company determined this proposal to be in the best interest of the Company and its shareholders and approved the sale of the Stalo and the Kypros Unity and the novation of the contracts of Hull 1718 and Hull 1552 to companies controlled by Polys Hajioannou. The agreed sale price for the Stalo is $9,000 in cash, which represents the higher of the two appraisals for that vessel, and the agreed sale price for the Kypros Unity is $20,000 in cash, which likewise represents the higher of the two appraisals for that vessel that the Special Committee had obtained. The remaining commitment under the newbuild contract for Hull 1718 as of December 31, 2015 and as of the day of signing the novation agreement was $28,400, compared to $26,500, which represents the higher of the two appraisals obtained by the Special Committee for such newbuild. The Company is still in negotiations for the novation of the newbuild contract of Hull 1552. The Sales Fee due to the Managers pursuant to the Management Agreements arising from the above transactions has been waived. For more information refer to Notes 6 and 22.

4. Vessels, Net

Vessels, net, are comprised of the following:

	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value
Balance, January 1, 2014	$1,012,604	$(157,404)	$855,200
Transfer from Advances for vessel acquisitions and vessels under construction	148,307	—	148,307
Depreciation expense	—	(43,084)	(43,084)
Balance, December 31, 2014	$1,160,911	$(200,488)	$960,423
Transfer from Advances for vessel acquisitions and vessels under construction	119,520	—	119,520
Impairment loss	(12,899)	—	(12,899)
Transfer to Assets held for sale	(42,775)	11,025	(31,750)
Depreciation expense	—	(47,133)	(47,133)
Balance, December 31, 2015	$1,224,757	$(236,596)	$988,161

Transfer from Advances for vessel acquisitions and vessels under construction represents advances paid in respect of the acquisition of second hand vessels and newbuild vessels which were under construction and delivered to the Company. For the periods presented, the Company accepted delivery of the following vessels:

•	During the year ended December 31, 2014: Lake Despina (Hull 8126), Kypros Land (Hull 1659), Kypros Sea(Hull 1660)and Kypros Unity (Hull 821); and
F-13

•	During the year ended December 31, 2015: Kypros Bravery (Hull 822), Kypros Sky (Hull 1689), Kypros Loyalty (Hull 827) and Pedhoulas Cherry (Hull 1148).

Transfer to Assets held for sale during the year ended December 31, 2015 relates to the vessels Stalo and Kypros Unity. As discussed in Notes 3 and 6, on the date of the formation of the Special Committee, vessels Stalo and Kypros Unity met all the criteria for classification as assets held for sale and were recorded at the lower of their carrying amounts and their fair value less costs to sell. The resulting non-cash impairment loss of $12,899 is included under impairment loss in the accompanying consolidated statements of operations. The fair value of each vessel was based on the Company’s best estimate of the fair value of each vessel on a charter free basis, and were supported by vessel valuations obtained from independent third party shipbrokers.

As of December 31, 2015, 35 vessels, including vessel Kypros Unity, with a carrying value of $1,009,911 have been provided as collateral to secure the Company’s bank loans as discussed in Note 7.

5. Advances for Vessel Acquisitions and Vessels under Construction

Advances for vessel acquisition and vessels under construction are comprised of the following:

Balance, January 1, 2014	$76,299
Advances paid, including capitalized expenses and interest	146,251
Transferred to vessel cost	(148,307)
Balance, December 31, 2014	$74,243
Advances paid, including capitalized expenses and interest	123,560
Impairment loss	(9,927)
Transferred to vessel cost	(119,520)
Balance, December 31, 2015	$68,356

Advances paid for vessel acquisitions and vessels under construction comprise payments of installments that were due to the respective shipyard or third-party sellers, capitalized interest and certain capitalized expenses. During 2014 and 2015 such payments were made for the following vessels:

•	During the year ended December 31, 2014: Lake Despina (Hull 8126), Kypros Land (Hull 1659), Kypros Sea (Hull 1660), Kypros Unity (Hull 821), Kypros Bravery (Hull 822), Kypros Loyalty (Hull 827), Hull 835, Hull 1146, Pedhoulas Cherry (Hull 1148), Hull 1551, Hull 1552, Hull 1685, Troodos Sun (Hull 1686), Kypros Sky (Hull1689) and Hull 1718; and

•	During the year ended December 31, 2015: Kypros Bravery (Hull 822), Kypros Sky (Hull 1689), Kypros Loyalty (Hull 827), Pedhoulas Cherry (Hull 1148), Troodos Sun (Hull 1686), Hull 828, Hull 1146, Hull 1551 and Hull 1685.

Transfers to vessel cost relate to the delivery to the Company from the respective shipyard or third-party seller of the following vessels:

•	During the year ended December 31,2014: Lake Despina (Hull 8126), Kypros Land (Hull 1659), Kypros Sea (Hull 1660) and Kypros Unity (Hull 821); and

•	During the year ended December 31, 2015: Kypros Bravery (Hull 822), Kypros Sky (Hull 1689), Kypros Loyalty (Hull 827) and Pedhoulas Cherry (Hull 1148).

Impairment loss during the year ended December 31, 2015 relates to the advances paid in relation to newbuild contracts of Hull 1552 and Hull 1718, as the Company, as of December 31, 2015, assessed the potential novation of the respective newbuilding contracts to be probable. Refer to Notes 3 and 22.

6. Assets Held for Sale

Assets held for sale of $31,995 as of December 31, 2015 represents the fair value less cost to sell of vessels Stalo and Kypros Unity and other assets on board the vessels, including their inventories. The Company assessed that as of the day of the formation of the Special Committee, all the criteria were met in order to classify the Stalo and the Kypros Unity, including their inventories on board, as assets held for sale, and the vessels were no longer depreciated. Furthermore the loan facility relating to vessel Kypros Unity is separately presented under Liability directly associated with assets held for sale in the accompanying consolidated balance sheet (Refer to Note 3).

7. Bank Debt

Bank debt is comprised of the following secured borrowings:

			December 31,
Borrower	Commencement	Maturity	2014	2015

Vassone	January 2014	January 2015	$2,437	$-
Petra	January 2007	June 2015	20,571	-
Pemer	March 2007	June 2015	20,568	-
Shikokupente	July 2014	June 2015	13,500	-
Staloudi	July 2008	July 2015	18,520	-
Eptaprohi	April 2012	September 2015	-	-
Marathassa	December 2013	September 2015	8,415	-
Marinouki	December 2013	September 2015	19,035	-
Maxeikosiena	October 2012	September 2015	-	-
Soffive	December 2013	September 2015	25,200	-
Kerasies	December 2013	September 2015	22,396	-
Maxeikosi	December 2014	September 2015	9,100	-
Maxpente	December 2014	December 2015	20,000	-
Maxenteka	April 2012	January 2016	28,500	25,500
Maxeikositessera	September 2012	January 2016	28,063	25,109
Glovertwo	October 2013	February 2016	13,666	13,666
Gloverthree	December 2014	February 2016	10,900	16,807
Shikokutessera	December 2014	February 2016	10,900	16,807
Maxdekatria	March 2012	February 2016	18,400	14,400
Maxpente, Maxeikositessera, Maxenteka	December 2015	December 2018	-	7,000
Petra	June 2015	January 2019	-	18,370
Pemer	June 2015	March 2019	-	18,368
Maxtessera	July 2014	June 2019	-	31,500
Maxpente, Maxeikositessera, Maxenteka	December 2015	December 2021	-	75,337
Maxeikosiexi	September 2015	September 2021	-	6,750
Marathassa	September 2015	September 2021	-	7,232
Marinouki	September 2015	September 2021	-	11,089
Kerasies	September 2015	September 2021	-	7,714
Soffive	September 2015	September 2021	-	12,054
Eptaprohi	September 2015	September 2021	-	56,412
Shikokuokto	June 2015	June 2022	-	15,018
Safe Bulkers	November 2014	September 2020	118,527	145,527
Maxdeka	August 2011	December 2022	27,270	23,861
Shikoku	October 2011	August 2023	33,600	29,867
Maxeikosiena	September 2015	September 2025	-	23,008
Maxeikositria	September 2015	September 2025	-	23,008
Youngone	September 2015	September 2025	-	24,281
Maxeikosi	September 2015	September 2025	-	23,008
Total			$469,568	$671,693

Current portion of Long-term debt			$17,121	$80,134
Liability directly associated with assets held for sale			-	16,807
Long-term debt			452,447	574,752
Total debt			$469,568	$671,693

Current portion of deferred financing costs			$1,389	$2,667
Deferred financing costs directly associated with assets held for sale				83
Deferred financing costs non-current			4,511	5,353
Total deferred financing costs			$5,900	$8,103
Total debt			469,568	671,693
Less: Total deferred financing costs			5,900	8,103
Total debt, net of deferred financing costs			$463,668	$663,590
Less: Liability directly associated with assets held for sale, net of deferred financing costs				16,724
Less: Current portion of long-term debt, net of current portion of deferred financing costs			15,732	77,467
Long-term debt, net of deferred financing costs, non-current			$447,936	$569,399
F-15

In September 2015, each of Maxeikosi, Maxeikosiena, Maxeikositria and Youngone entered into a sale and leaseback agreement with third party companies, subsidiaries of a financial institution, regarding the respective vessel owned by the relevant Subsidiary. Under these agreements, each vessel was sold and leased back for a period of 10 years, on a net daily bareboat charter rate of $6.5, with a purchase obligation at the end of the 10th year at an aggregate price of $50,500 for all four vessels. Furthermore, each Subsidiary holds an option to purchase back the respective vessel after the second year of the bareboat charter, at annual intervals and predetermined purchase prices. In view of the obligation of the Subsidiaries to purchase the respective vessels at the end of the bareboat charter, the Company has assessed that this transaction be recorded as a financing transaction.

The Gloverthree facility is presented separately in the table above, as the Kypros Unity has been classified within Assets held for sale. Refer to Note 6.

The above loans and credit facilities generally bear interest at LIBOR plus a margin, except each of Maxeikosi, Maxeikosiena, Maxeikositria and Youngone and for a portion of the principal amounts of each of Maxdeka, Shikoku, Maxenteka and Maxeikositessera loan facilities. We believe that the Maxeikosi, Maxeikosiena, Maxeikositria and Youngone loan facilities approximate their fair value due to the short term period from their utilization date. Maxdeka, Shikoku, Maxenteka and Maxeikositessera loan facilities each bear interest at the Commercial Interest Reference Rate (“CIRR”) published by the Organization for Economic Co-operation and Development, as applicable on the date of the signing of the relevant loan agreements. The above loans and credit facilities are generally repayable in semi-annual installments and a balloon payment at maturity except for the Maxdeka, Shikoku, Maxenteka and Maxeikositessera loan facilities, which are repayable in semi-annual installments, and for the Maxeikosi, Maxeikosiena, Maxeikositria and Youngone transactions, where the deemed principal is repaid every 45 days out of a portion of the bareboat hire payment. The fair value of bank debt outstanding on December 31, 2015 amounted to $672,670 when valuing the respective portions of the Maxdeka, Shikoku, Maxenteka and Maxeikositessera loan facilities on the basis of the relevant CIRR, as applicable on December 31, 2015, which are considered to be Level 2 items in accordance with the fair value hierarchy.

In December 2015, the Company signed a loan facility to be used inter alia for the refinancing of the Maxenteka and Maxeikositessera loan facilities. Following such signing, the Company served the previous lender with a prepayment notice for the full prepayment of the relevant loan facilities in the total amount of $50,609 with execution date in January 2016. The full amount of $50,609 has been included in the current portion of long term debt, net, in the accompanying consolidated balance sheet as of December 31, 2015. These two facilities were fully repaid in January 2016, utilizing existing restricted cash.as of December 31, 2015. Refer to Note 22 (c).

In December 2015, the Company accepted a commitment letter from a bank for a loan facility of up to $40,000, to be used to refinance the Maxdekatria, Glovertwo and Shikokutessera loan and credit facilities. Following such acceptance, an aggregate amount of $4,873 of these facilities has been included in the current portion of long term debt, net, in the accompanying consolidated balance sheet as of December 31, 2015. The new facility has a tenor of six and a half years and is secured by the vessels owned by the above Subsidiaries, a guarantee of the Company and other customary securities. The facility was fully utilized in February 2016. Refer to Note 22 (d).

As of December 31, 2015, there was no amount available for drawing under certain of the above loan agreements and reducing revolving credit facilities. The estimated minimum annual principal payments required to be made after December 31, 2015, based on the loan and credit facility agreements as amended, are as follows:

To December 31,
2016		$96,941
2017		31,004
2018		61,837
2019		117,732
2020		154,147
2021	and thereafter	210,032
Total		$671,693
F-16

Total interest incurred on long-term debt for the years ended December 31, 2013, 2014 and 2015 amounted to $9,553, $8,599 and $12,286, respectively, which includes interest capitalized of $467, $264 and $636 for the years ended December 31, 2013, 2014 and 2015, respectively. The average interest rate (including the margin) for all bank loan and credit facilities during the years 2013, 2014 and 2015 was 1.737% p.a., 1.698% p.a. and 2.184% p.a., respectively.

According to the retrospective adoption of ASU 2015-03 (Note 2) the fees paid to lenders for obtaining new loans or refinancing existing loans are presented in the balance sheet as a direct deduction from the carrying amount of that debt and amortized as Interest expense over the term of the respective loan using the effective interest rate method.

The foregoing loan and credit facilities are secured as follows:

•	First priority mortgages over the vessels owned by the respective borrowers;

•	For the Safe Bulkers credit facility, first priority mortgages over the vessels Andreas K, Maria, Xenia, Vassos, Pedhoulas Leader, Pedhoulas Commander, Martine, Eleni, Kypros Bravery and Kypros Loyalty;

•	First priority assignment of all insurances and earnings of the mortgaged vessels; and

•	Corporate guarantee from Safe Bulkers (except for the Safe Bulkers credit facility where Safe Bulkers is the borrower).

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

In addition, the corporate guarantees, as amended, by Safe Bulkers include the following financial covenants applicable as of December 31, 2015:

•	its total consolidated liabilities divided by its total consolidated assets must not at any time exceed 80% or 85% as the case may be ( the “Consolidated Leverage Covenant”). The total consolidated assets are based on the fair market value of its vessels and the book values of all other assets, on an adjusted basis as set out in the relevant guarantee;

•	its consolidated debt must not exceed $716,000 on December 31, 2015 (“Consolidated Debt Covenant”)

•	the ratio of its EBITDA over consolidated interest expense must not at any time be less than 2.0:1, applicable on a trailing 12 month basis;

•	its consolidated net worth (total consolidated assets less total consolidated liabilities) (“Consolidated Net Worth Covenant”) must not at any time be less than $150,000;

•	payment of dividends is subject to no event of default having occurred, and;

•	a minimum of 35%, of its shares shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities.

As of December 31, 2015, the Company was in compliance with all debt covenants with respect to its loans and credit facilities.

8. Share Capital

In June 2013, the Company successfully completed a public offering, whereby 800,000 shares of Safe Bulkers series B cumulative redeemable perpetual preferred shares were issued and sold at a price of $25.00 per share, and a private placement, whereby 800,000 shares of Safe Bulkers series B cumulative redeemable perpetual preferred shares were issued and sold to Chalkoessa, at the public offering price. The net proceeds of the public offering and the private placement were $38,865 net of underwriting discount of $672 and offering expenses of $463. The Series B preferred shares were issued for cash and pay cumulative quarterly dividends at a rate of 8% per annum from their date of issuance, i.e., $2.00 per preferred share. At any time on or after July 30, 2016, the Series B preferred shares may be redeemed, at the option of the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. If the Company fails to comply with certain covenants as these terms are defined in the applicable agreement, defaults on any of its credit facilities, fails to pay four quarterly dividends payable in arrears or if the Series B preferred shares are not redeemed at the option of the Company, in whole by July 30, 2018, the dividend rate payable on the Series B preferred shares increases quarterly to a rate that is 1.25 times the dividend rate payable on the series B preferred shares , subject to an aggregate maximum rate per annum of 25% prior to July 30, 2016 and 30% thereafter. The Series B preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

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

F-17

In May 2014, the Company successfully completed a public offering, whereby 2,300,000 shares of Safe Bulkers series C cumulative redeemable perpetual preferred shares were issued and sold at a price of $25.00 per share. The net proceeds of the public offering and the private placement were $55,504 net of underwriting discount of $1,744 and offering expenses of $252. The Series C preferred shares were issued for cash and pay cumulative quarterly dividends at a rate of 8% per annum from their date of issuance, i.e., $2.00 per preferred share. At any time on or after May 31, 2019, the Series C preferred shares may be redeemed, at the option of the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. The Series C preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

In June 2014, the Company successfully completed a public offering, whereby 3,200,000 shares of Safe Bulkers series D cumulative redeemable perpetual preferred shares were issued and sold at a price of $25.00 per share. The net proceeds of the public offering and the private placement were $77,420 net of underwriting discount of $2,369 and offering expenses of $211. The Series D preferred shares were issued for cash and pay cumulative quarterly dividends at a rate of 8% per annum from their date of issuance, i.e., $2.00 per preferred share. At any time on or after June 30, 2019, the Series D preferred shares may be redeemed, at the option of the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. The Series D preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

In December 2015, the Company implemented a program for the repurchase of an amount of up to $20,000 in aggregate of its Series B, Series C and Series D preferred shares. Under the statement of designation of the respective series of preferred shares, any such shares repurchased by the Company shall be cancelled. As of December 31, 2015, the Company had repurchased and cancelled 30,474 Series B preferred shares under this repurchase program. Another 2,255 Series B preferred shares under this repurchase program had been repurchased as of December 31, 2015 but not yet cancelled.

Pursuant to an arrangement approved by the Company’s shareholders’ and the nominating and compensation committee, effective July 1, 2008, the audit committee chairman receives the equivalent of $15 every quarter, payable in arrears in the form of newly issued Company common stock as part compensation for services rendered as audit committee chairman. The number of shares to be issued is determined based on the closing price of the Company’s common stock on the last trading day prior to the end of each quarter in which services were provided and the shares are issued as soon as practicable following the end of the quarter. During the years ended December 31, 2013, 2014 and 2015, 12,517 shares, 6,890 shares and 17,964 shares, respectively, were issued to the audit committee chairman.

Pursuant to an arrangement approved by the Company’s shareholders and the nominating and compensation committee, effective January 1, 2010, the independent directors of the Company, other than the audit committee chairman, each receive the equivalent of $7.5 every quarter, payable in arrears in the form of newly issued Company common stock as part compensation for services rendered as independent directors. The number of shares to be issued is determined as noted above. During the years ended December 31, 2013, 2014 and 2015, 12,516 shares, 6,892 shares and 17,964 shares, respectively were issued to the independent directors of the Company, other than the audit committee chairman.

9. Commitments and Contingencies

(a) Commitments under Shipbuilding Contracts and Memorandums of Agreement (“MoAs”)

As of December 31, 2015 the Company had commitments under three shipbuilding contracts and five MoAs for the acquisition of eight newbuilds. In calculating the below commitments the Company has not taken into account the novation of the newbuild contract of Hull 1718 and the novation under negotiation of the newbuild contract of Hull 1552, as discussed in Note 3. The effect of the novations of Hulls 1718 and 1552, will be a reduction of capital expenditure requirements by an aggregate of $57,579 ($56,904 to sellers and $675 acquisition commission to our Manager) of which $11,534 was due in 2017, $20,648 was due in 2018 and of $25,397 was due in 2019.

The Company expects to settle these commitments as follows:

Year Ending December 31	Due to Shipyards / Sellers	Due to Manager	Total
2016	$78,350	$3,191	$81,541
2017	55,867	1,473	57,340
2018	20,311	888	21,199
2019	25,059	613	25,672
Total	$179,587	$6,165	$185,752

(b) Other contingent liabilities

The Company and its Subsidiaries have not been involved in any legal proceedings, that may have, or have had, a significant effect on their business, financial position, results of operations or liquidity, nor is the Company aware of any proceedings that are pending or threatened that may have a significant effect on its business, financial position, results of operations or liquidity. From time to time various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, shipyards, insurance providers and other claims relating to the operation of the Company’s vessels. Management is not aware of any material claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

F-18

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

10. Loss from inventory valuation

The amounts of $4,001 and $1,432 recorded respectively in the years ended December 31, 2014 and December 31, 2015 represent loss from the valuation of the bunkers remaining on board our vessels, which were affected by the decline of bunker market prices during the relevant periods.

11. Revenues

Revenues are comprised of the following:

	Year Ended
	December 31,
	2013	2014	2015
Time charter revenue	$177,077	$142,461	$118,593
Voyage charter revenue	-	914	-
Ballast bonus	10,878	13,375	9,901
Other income	3,565	3,150	3,881
Total	$191,520	$159,900	$132,375
F-19

12. Vessel Operating Expenses

Vessel operating expenses are comprised of the following:

	Year Ended
	December 31,
	2013	2014	2015
Crew wages and related costs	$22,015	$26,169	$29,338
Insurance	3,477	4,133	3,932
Repairs, maintenance and drydocking costs	3,240	4,344	6,178
Spares, stores and provisions	7,533	9,058	8,362
Lubricants	2,787	3,509	4,116
Taxes	669	1282	1,392
Miscellaneous	2,243	2,139	2,151
Total	$41,964	$50,634	$55,469

13. Fair Value of Financial Instruments and Derivatives Instruments

Cash and cash equivalents and restricted cash, over-the-counter foreign exchange forward contracts and interest rate derivatives are recorded at fair value. The carrying values of the current financial assets and current financial liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair values of the variable interest long-term debt approximate the recorded values, due to their variable interest rates. The fair value of the fixed interest long-term debt is estimated using prevailing market rates as of the period end. We believe the terms of our loans are similar to those that could be procured as of December 31, 2015. The fair values of the long-term debt are disclosed in Note 7.

Derivative instruments

The Company enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company, from time to time, may also enter into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to acquisition of vessels and on certain loan obligations or for trading purposes. Foreign exchange forward contracts are agreements entered into with a bank to exchange, at a specified future date, currencies of different countries at a specific rate. As of December 31, 2014 and 2015, the Company had no outstanding derivative instruments relating to currency exchange contracts.

The Company’s interest rate swaps did not qualify for hedge accounting. The Company determines the fair market value of the interest rate swaps at the end of every period and accordingly records the resulting unrealized loss/gain during the period in the consolidated statement of operations. Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains/losses in the consolidated statements of income are shown below:

Derivatives not designated as hedging instruments

		Asset Derivatives		Liability Derivatives
		Fair Values		Fair Values
		December 31,	December 31,	December 31,	December 31,
Type of Contract	Balance sheet location	2014	2015	2014	2015
Interest Rate	Derivative assets /Non-current assets	$455	$181	$—	$—
Interest Rate	Derivative liabilities / Current liabilities	—	—	493	318
Interest Rate	Derivative liabilities / Non-current liabilities	—	—	1,065	360
	Total Derivatives	$455	$181	$1,558	$678
F-20

	Amount of Loss Recognized on Derivatives
	Year ended December 31,
	2014	2015
Interest Rate Contracts	$(1,977)	$(1,676)
Net Loss Recognized	$(1,977)	$(1,676)

The gain or loss is recognized in the consolidated statement of operations and is presented in Other (Expense)/Income – Loss on derivatives.

The Company’s interest rate derivative instruments are pay-fixed, receive-variable interest rate swaps based on the USD LIBOR swap rate. The fair value of the interest rate swaps is determined using a discounted cash flow approach based on market-based LIBOR swap yield curves and take into account the credit risk of the financial institutions that are counterparties in the interest rate swaps. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy. The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2014 and 2015.

	Significant Other Observable Inputs
	(Level 2)
	December 31,
	2014	2015
Derivative instruments – asset position	$455	$181
Derivative instruments – liability position	1,558	678

As of December 31, 2014 and 2015, no fair value measurements for assets or liabilities under Level 3 were recognized in the Company’s consolidated balance sheet.

Interest Rate Derivatives

Details of interest rate swap transactions entered into with certain banks in respect of certain loans and credit facilities as of December 31, 2014 and 2015 are presented in the table below:

				Notional amount
Loan or Credit			Fixed	December 31,	December 31,
Facility(1)	Inception	Expiry	Rate	2014	2015
Staloudi	January 09, 2012	January 07, 2015	1.4500%	34,760	-
Marathassa(2)	January 31, 2011	January 31, 2015	1.2200%	31,400	-
Marathassa	November 23, 2012	November 21, 2015	1.9500%	11,675	-
Kerasies	December 14, 2010	December 14, 2015	1.6500%	26,664	-
Pelea	December 15, 2011	December 14, 2016	2.0500%	30,542	28,122
Maxdekatria	September 28, 2012	September 28, 2017	0.9000%	20,000	18,400
Marindou	January 14, 2013	January 16, 2018	1.6000%	27,427	24,321
Petra	January 18, 2013	January 18, 2018	0.9800%	14,000	14,000
Marinouki	March 05, 2013	March 05, 2018	1.4800%	22,543	20,789
Pemer	June 07, 2013	March 07, 2018	0.9475%	14,000	14,000
Avstes	July 18, 2013	April 18, 2018	1.3500%	14,000	14,000
Shikoku	August 28, 2013	August 28, 2018	1.2500%	16,800	14,933
Total				$263,811	$148,565

(1)	Under all above swap transactions, the bank effects quarterly floating-rate payments to the Company for the relevant amount based on the three-month USD LIBOR, and the Company effects quarterly payments to the bank on the relevant amount at the respective fixed rates.

(2)	The transaction was novated from Maxpente to Marathassa in August 2014.

The notional amounts of the above transactions are reduced during the term of the swap transactions based on the expected principal outstanding under the respective facility.

F-21

Asset Measured at Fair Value on a Non-recurring Basis

Assets held for sale:

As discussed in Notes 4 and 6, the vessels Stalo and Kypros Unity, classified as assets held for sale as of December 31, 2015, were measured at the lower of their carrying amount or fair value less the cost to sell. Details of the impairment charge for each vessel are noted in the table below.

	Significant Other Observable Inputs (Level 2)	Loss
	December 31, 2015	December 31, 2015
M/V Stalo	$10,000	$7,185
M/V Kypros Unity	21,750	5,714
Total	$31,750	$12,899

The fair value of each vessel was based on the Company’s best estimate of the fair value of each vessel on a charter free basis, and were supported by vessel valuations obtained from independent third party shipbrokers as of December 31, 2015, which are mainly based on recent sales and purchase transactions of similar vessels.

Liability directly associated with assets held for sale:

The fair value of the Liability directly associated with assets held for sale of $16,724 relates to the long-term debt, net of deferred financing costs, of vessel Kypros Unity, which approximates its carrying value, predominantly due to the variable interest rate. This long-term debt is considered Level 2 item in accordance with the fair value hierarchy.

14. Accrued Liabilities

Accrued liabilities are comprised of the following:

	December 31,
	2014	2015
Interest on long-term debt	$1,270	$1,627
Vessels’ operating and voyage expenses	1,687	1,784
Commissions	109	76
Interest on derivatives and other finance expenses	1,098	398
General and administrative expenses	303	99
Total	$4,467	$3,984

15. Early Redelivery Income/(Cost), Net

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

			Year Ended
			December 31,
Company		Date	2013	2014	2015
Soffive	(a)	April 22, 2013	2,965	-	-
Avstes	(b)	May 3, 2013	2,304	-	-
Kerasies	(c)	May 16, 2013	1,781	-	-
Other minor early redeliveries		Various	-	(532)	-
Total			$7,050	$(532)	$-
F-22

Details of the transactions presented in the above table are as follows:

(a) On April 22, 2013, Soffive took early redelivery of the Sofia, instead of on September 19, 2013. In connection with this early redelivery, we recognized early redelivery income of $2,965, comprising of cash compensation paid by the relevant charterer.

(b) On May 3, 2013, Avstes took early redelivery of the Vassos, instead of on October 1, 2013. In connection with this early redelivery, we recognized early redelivery income of $2,304, comprising cash compensation paid by the relevant charterer of $2,607, net of commissions, less accrued revenue of $303.

(c) On May 16, 2013, Kerasies took early redelivery of the Katerina, instead of on January 1, 2014. In connection with this early redelivery, we recognized early redelivery income of $1,781, comprising cash compensation paid by the relevant charterer of $2,087, net of commissions, less accrued revenue of $306.

In all the cases presented above, no replacement charter contract had been secured at the time of the termination of the respective early redelivery agreement.

16. Gain on Asset Purchase Cancellation

In December 2013, the Company cancelled the acquisition agreement of newbuild Hull J0131. In March 2014, the Company collected the full amount of advances paid to the relevant shipyard of $31,800 and interest of $4,520, calculated with a rate of 5% from the receipt of the relevant installments by the shipyard until the refund of such installments, following an arbitration award issued in favor of the Company in January 2014. The amount of $3,633 recorded in the year ended December 31, 2014 represents the amount of interest of $4,520 received, net of capitalized expenses of $887. No gain on asset purchase cancellation has been recorded during the years ended December 31, 2013 or December 31, 2015.

17. Future Minimum Time Charter Revenue

The future minimum time charter revenue, net of commissions, based on vessels committed to non-cancelable time charter contracts (including fixture recaps) as of December 31, 2015, is as follows:

December 31,
2016	$55,630
2017	31,652
2018	31,293
2019	31,167
2020	31,225
Thereafter	133,688
Total	$314,655

Future minimum time charter revenue excludes the future acquisitions of the vessels discussed in Note 9, since estimated delivery dates are not confirmed. Revenues from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance. In arriving at the minimum future charter revenues, an estimated off-hire time of 12 days to perform any scheduled drydocking on each vessel has been deducted, and it has been assumed that no additional off-hire time is incurred, although such estimate may not be reflective of the actual off-hire in the future.

18. General and Administrative Expenses

General and administrative expenses include management fees payable to our Managers and costs in relation to our operation as a public company. General and administrative expenses for the years ended December 31, 2013, 2014 and 2015 were as follows:

	December 31,
	2013	2014	2015
Management fees - related party	$8,379	$8,962	$10,764
Professional fees (legal and accounting)	648	813	906
Compensation for Directors and Officers	1,120	2,004	1,712
Listing fees and expenses	75	87	90
Miscellaneous	1,138	1,465	1,145
Total	$11,360	$13,331	$14,617
F-23

19. Unearned Revenue /Accrued Revenue

Unearned Revenue represents cash received in advance of it being earned, whereas Accrued Revenue represents revenue earned prior to cash being received. Revenue is recognized as earned on a straight-line basis at their average rates when charter agreements provide for varying annual charter rates over their term. Total Unearned Revenue /Accrued Revenue during the periods presented is as follows:

	December 31,
	2014	2015
Unearned Revenue
Cash received in advance of service provided – Current liability	$3,265	$1,956
Deferred revenue resulting from varying charter rates Current liability	334	-
Total Unearned Revenue	$3,599	$1,956

Accrued Revenue
Resulting from revenue earned prior to cash being received – Current asset	$212	$87
Resulting from varying charter rates –Non Current asset	452	918
Total Accrued Revenue	$664	$1,005

20. Dividends

During 2015, the Company declared and paid one quarterly dividend of $0.02 per common share followed by two quarterly dividends of $0.01 per common share, totaling $3,339.

During 2015, the Company declared and paid four quarterly consecutive dividends of $0.50 per share for each, of Series B Preferred Shares, totaling $3,200, of Series C Preferred Shares, totaling $4,600, and of Series D Preferred Shares, totaling $6,400.

21. Earnings Per Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year and includes the shares issuable to the audit committee chairman and the independent directors at the end of the year for services rendered. Diluted earnings per share are the same as basic earnings per share. There are no other potentially dilutive shares. The computation of basic earnings per share is calculated after deducting the preferred stock dividend from net income/(loss).

22. Subsequent Events

(a)          Dividend declaration: On January 12, 2016, the Board of Directors declared a dividend of $0.50 per all classes of preferred shares, totaling $3,522, payable to all shareholders of record as of January 25, 2016, which was paid on February 1, 2016.

(b)          Newbuild deliveries: In January 2016, the Company took delivery of the Troodos Sun, a Japanese newbuild Post-Panamax class vessel.

(c)          Loan and credit facilities: In January 2016, the Company prepaid in full the Maxeikositessera loan facility in an amount of $25,109 and the Maxenteka loan facility in an amount of $25,500.

(d)          Loan and credit facilities: In January 2016, the Company entered into a loan facility of up to $40,000 to be used for the full repayment of the Maxdekatria, Glovertwo and Shikokutessera loan and credit facilities. The new facility was fully utilized in February 2016.

(e)          Loan and credit facilities: In January 2016, the Company entered into an agreement with a bank for the amendment of the maturity, repayment schedule and other terms of the Safe Bulkers credit facility. Under the new agreement, the facility will mature in September 2022.

(f)          Loan and credit facilities: In February 2016, the Company prepaid in full the Gloverthree credit facility, amounting to $16,807.

(g)          Loan and credit facilities: In February 2016, the Company drew down a loan facility of $24,500 secured by the Troodos Sun, a guarantee of the Company and other customary securities. The facility has a tenor of eight years.

(h)          Sale of vessels and novation of newbuilds: In February 2016, the relevant MoAs for the sale of the Stalo and Kypros Unity were signed. The sale of both vessels is expected to be consummated in March 2016, when the vessels will be delivered to their new owners. The novation

F-24

agreement for Hull 1718 was signed in February 2016. The Company is still in negotiations with the respective seller for the novation of the newbuild contract of Hull 1552.

(i)          Loan and credit facilities: In February 2016, the Company accepted a commitment letter from a bank for the amendment of the maturity, repayment schedule and other terms of the Pemer, Petra and Shikokuokto loan facility. Under the new agreement, the loan facility will mature in June 2022.

(j)          Loan and credit facilities: In February 2016, the Company agreed with a bank for the amendment of the maturity, repayment schedule and other terms of the Maxtessera credit facility. Under the new agreement, the credit facility will mature in June 2021.

F-25