Form 20-F
period 2016-12-31
SAFE BULKERS, INC.
filed 2017-03-07
CIK 1434754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016
☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number 001-34077

SAFE BULKERS, INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

Apt. D11,
Les Acanthes
6, Avenue des Citronniers
MC98000 Monaco
(Address of principal executive office)

Dr. Loukas Barmparis
President
Telephone : +30 2 111 888 400
Telephone : +357 25 887 200
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2016, there were 99,251,628 shares of the registrant’s common stock, 1,490,603 shares of 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value per share, liquidation preference $25.00 per share, 2,300,000 shares of 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value per share, liquidation preference $25.00 per share, and 3,200,000 shares of 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value per share, liquidation preference $25.00 per share, outstanding.

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

U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

-i-

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

Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results and future revenues and expenses;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	availability of key employees, crew, length and number of off-hire days, drydocking requirements and fuel and insurance costs;

•	general market conditions and shipping industry trends, including charter rates, vessel values and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to make required payments under our credit facilities, comply with our loan covenants and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	the overall health and condition of the U.S. and global financial markets, including the value of the U.S. dollar relative to other currencies;

•	our expectations about availability of vessels to purchase, the time that it may take to construct and deliver new vessels or the useful lives of our vessels;

•	our continued ability to enter into period time charters with our customers and secure profitable employment for our vessels in the spot market;

•	our future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	our expectations relating to dividend payments and ability to make such payments;

•	our ability to leverage our Managers’ relationships and reputation within the drybulk shipping industry to our advantage;

•	our anticipated general and administrative expenses;
-ii-

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	risks inherent in vessel operation, including terrorism (including cyber terrorism), piracy and discharge of pollutants;

•	potential liability from future litigation; and

•	other factors discussed in “Item 3. Key Information — iv. Risk Factors” of this annual report.

We caution that the forward-looking statements included in this annual report represent our estimates and assumptions only as of the date of this annual report and are not intended to give any assurance as to future results. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. The reasons for this include the risks, uncertainties and factors described under “Item 3. Key Information — iv. Risk Factors.” As a result, the forward-looking events discussed in this annual report might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

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

-iii-

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

(i)	Selected Financial Data

The following table presents selected consolidated financial and other data of Safe Bulkers, Inc. for each of the five years in the five year period ended December 31, 2016. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data of Safe Bulkers, Inc. is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP.”

Our audited consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2014, 2015 and 2016 and the consolidated balance sheets at December 31, 2015 and 2016, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year Ended December

	2012	2013	2014	2015	2016
	(in thousands of U.S. dollars except share data)
STATEMENT OF OPERATIONS
Revenues	$187,557	$191,520	$159,900	$132,375	$113,959
Commissions	(3,261)	(4,799)	(5,806)	(5,058)	(4,187)
Net revenues	184,296	186,721	154,094	127,317	109,772
Voyage expenses	(7,286)	(10,207)	(19,429)	(17,856)	(7,679)
Vessel operating expenses	(34,540)	(41,964)	(50,634)	(55,469)	(49,519)
Depreciation	(32,250)	(37,394)	(43,084)	(47,133)	(49,485)
General and administrative expenses
Management fee to related party	(7,726)	(8,379)	(8,962)	(10,764)	(11,611)
Public company expenses	(2,220)	(2,981)	(4,369)	(3,853)	(3,770)
Early redelivery income/(cost), net	11,677	7,050	(532)	—	—
Loss on inventory valuation	—	—	(4,001)	(1,432)	—
Other operating income	—	—	—	—	794
Gain on asset purchase cancellation	—	—	3,633	—	—
Loss on sale of assets	—	—	—	—	(2,750)
Impairment loss	—	—	—	(22,826)	(17,163)
Operating income/(loss)	111,951	92,846	26,716	(32,016)	(31,411)
Interest expense	(9,072)	(9,086)	(8,335)	(11,650)	(19,576)
Other finance costs	(1,268)	(1,032)	(1,132)	(242)	(1,735)
Interest income	1,122	1,008	821	86	515
(Loss)/gain on derivatives	(5,384)	813	(1,977)	(1,676)	(620)
Foreign currency (loss)/gain	(3)	(40)	13	347	(76)

	Year Ended December

	2012	2013	2014	2015	2016
	(in thousands of U.S. dollars except share data)
Amortization and write-off of deferred finance charges	(1,226)	(1,252)	(1,472)	(2,793)	(3,063)
Net income/(loss)	$96,120	$83,257	$14,634	$(47,944)	$ (55,966)
Earnings/(loss) per share of Common Stock (as defined below), basic and diluted	$1.27	$1.05	$0.06	$(0.74)	$(0.83)
Cash dividends declared per share of Common Stock	$0.5	$0.21	$0.22	$0.04	—
Cash dividends declared per share of Preferred B Shares (as defined below)	—	$0.77222	$2.00	$2.00	$2.00
Cash dividends declared per share of Preferred C Shares (as defined below)	—	—	$0.96667	$2.00	$2.00
Cash dividends declared per share of Preferred D Shares (as defined below)	—	—	$0.66667	$2.00	$2.00
Weighted average number of shares of Common Stock outstanding, basic and diluted	75,468,465	77,495,029	83,446,970	83,479,636	84,526,411

	Year Ended December

	2012	2013	2014	2015	2016
	(in thousands of U.S. dollars)
OTHER FINANCIAL DATA
Net cash provided by operating activities	$105,065	$100,594	$43,732	$25,522	$13,478
Net cash (used in)/provided by investing activities	(158,145)	(100,344)	(67,009)	(182,180)	21,272
Net cash provided by/(used in) financing activities	127,683	(38,303)	65,917	180,090	(83,875)
Net increase/(decrease) in cash and cash equivalents	74,603	(38,053)	42,640	23,432	(49,125)

	2012	2013	2014	2015	2016
	(in thousands of U.S. dollars)
BALANCE SHEET DATA
Total current assets	$171,829	$173,185	$135,892	$243,162	$111,008
Total fixed assets	849,903	931,499	1,034,666	1,056,517	1,051,726
Other non-current assets	54,015	2,185	5,871	9,952	11,019
Total assets	1,075,747	1,106,869	1,176,429	1,309,631	1,173,753
Total current liabilities	46,253	56,161	27,329	105,726	23,779
Derivative liabilities—Long-term	8,978	3,270	1,065	360	157
Long-term debt, net of current portion and of deferred finance charges	591,241	468,906	447,936	569,399	569,781
Unearned revenue—Long-term	3,419	196	—	—	—
Total shareholders’ equity	425,856	578,336	700,099	634,146	578,536
Total liabilities and shareholders’ equity	1,075,747	1,106,869	1,176,429	1,309,631	1,173,753

(ii)	Capitalization and Indebtedness

Not applicable.

(iii)	Reasons for the Offer and Use of Proceeds

Not applicable.

(iv)	Risk Factors

SOME OF THE FOLLOWING RISKS RELATE PRINCIPALLY TO THE INDUSTRY IN WHICH WE OPERATE AND OUR BUSINESS IN GENERAL. OTHER RISKS RELATE PRINCIPALLY TO THE SECURITIES MARKET AND OWNERSHIP OF OUR COMMON STOCK, $0.001 par value per share (“COMMON STOCK”), Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (“SERIES B PREFERRED SHARES”), Series C Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (“SERIES C PREFERRED SHARES”) AND Series D Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (“SERIES D PREFERRED SHARES,” AND together with the Series B Preferred Shares and the Series C Preferred Shares, the “Preferred Shares”), INCLUDING THE TAX CONSEQUENCES OF OWNERSHIP OF OUR COMMON STOCK and PREFERRED SHARES. THE OCCURRENCE OF ANY OF THE EVENTS DESCRIBED IN THIS SECTION COULD SIGNIFICANTLY AND NEGATIVELY AFFECT OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS OR THE TRADING PRICE OF OUR COMMON STOCK OR Preferred Shares.

Risks Inherent in Our Industry and Our Business

The international drybulk shipping industry is cyclical and volatile, and charter rates during 2016 were significantly lower than their highs in the middle of 2008, reaching all-time lows during 2016; these factors may lead to further reductions and volatility in our charter rates, vessel values and results of operations.

The drybulk shipping industry is cyclical with attendant volatility in charter rates, vessel values and profitability. Charter rates for both short-term and period time charters were substantially below profitable levels throughout 2016 and still remain low today. The demand for period time charter contracts was weak and still at non-profitable levels. Because we charter some of our vessels pursuant to short-term time charters, and we expect that the number of vessels in our fleet that we charter pursuant to short-term time charters may increase during 2017 as period time charter remains weak, we are exposed to changes in spot market and short-term time charter rates for drybulk carriers and such changes may affect our earnings and the value of our drybulk carriers at any given time. The spot market is highly competitive and volatile, while period time charter contracts of longer duration provide income at pre-determined rates over more extended periods of time, however still at non-profitable levels. We may be unable to keep our vessels fully employed in this market. Charter rates available in the market may be insufficient to enable our vessels to be operated profitably. A significant decrease in charter rates would affect asset values and adversely affect our profitability, cash flows and ability to pay dividends.

During 2016, the Baltic Dry Index, or “BDI,” remained volatile, reaching an all-time low of 290 on February 10, 2016 and a high of 1,257 on November 18, 2016.

As of February 17, 2017, 33 of our 38 drybulk vessels were deployed or scheduled to be deployed on period time charters of more than three months remaining term. In addition, we have contracted to acquire one newbuild vessel scheduled to be delivered in 2018, which does not currently have any contracted charter. As more vessels become available for employment, we may have difficulty entering into multi-year, fixed-rate time charters for our vessels, and as a result, our cash flows may be subject to instability in the long-term. We may be required to enter into variable rate charters or charters linked to the Baltic Panamax Index (“BPI”), as opposed to contracts based on fixed rates, which could result in a decrease in our cash flows and net income in periods when the market for drybulk shipping is depressed. If low charter rates in the drybulk market prevail during periods when we must replace our existing charters, it will have an adverse effect on our revenues, profitability, cash flows and our ability to comply with the financial covenants in our loan and credit facilities.

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

We anticipate that the future demand for our drybulk vessels and, in turn, drybulk charter rates, will be dependent, among other things, upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global drybulk vessel fleet and the sources and supply of drybulk cargo to be transported by sea. A decline in demand for commodities transported in drybulk vessels or an increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our business, financial condition and results of operations.

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

The market supply of drybulk vessels has been increasing in terms of deadweight tons (“dwt”), and the number of drybulk vessels on order as of December 31, 2016 was approximately 8% for Panamax to Post-Panamax class vessels (65,000 dwt to 100,000 dwt) and 11% for Capesize class vessels (over 100,000 dwt), as compared to the then-existing global drybulk fleet in terms of dwt, with the majority of new deliveries expected during 2017. As a result, the drybulk fleet continues to grow. An oversupply of drybulk vessel capacity will likely result in a reduction of charter hire rates. We will be exposed to changes in charter rates with respect to our existing fleet and our remaining newbuild, depending on the ultimate growth of the global drybulk fleet. If we cannot enter into period time charters on acceptable terms, we may have to secure charters in the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. In our current fleet, as of February 17, 2017, 14 vessels will be available for employment in the first half of 2017. A material increase in the net supply of drybulk vessel capacity without corresponding growth in drybulk vessel demand could have a material adverse effect on our fleet utilization and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition and results of operations.

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

We were in compliance with our covenants in our credit and loan facilities as of December 31, 2015 and December 31, 2016. If the market value of our vessels, or our newbuild upon its delivery to us, declines, we may breach some of the covenants contained in our credit and loan facilities. If we do breach such covenants and we are unable to remedy or our lenders refuse to waive the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing those loan and credit facilities. As a result of cross-default provisions contained in our loan and credit facility agreements, this could in turn lead to additional defaults under our loan agreements and the consequent acceleration of the indebtedness thereunder and the commencement of similar foreclosure proceedings by other lenders. If our indebtedness were accelerated in full or in part, it would be difficult for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to continue our business.

The significant decrease of the market values of our vessels or a further decline could cause us to incur an impairment loss and could have a material adverse effect on our business, financial condition and results of operations.

We review for impairment our vessels held and used whenever events or changes in circumstances indicate that the carrying amount of the vessels may not be recoverable. Such indicators include declines in the fair market value of vessels, decreases in market charter rates, vessel sale and purchase considerations, fleet utilization, regulatory changes in the drybulk shipping industry or changes in business plans or overall market conditions that may adversely affect cash flows. We may be required to record an impairment charge with respect to our vessels and any such impairment charge resulting from a decline in the market value of our vessels or a decrease in charter rates may have a material adverse effect on our business, financial condition and results of operations.

See “Item 5. Operating and Financial Review and Prospects — A. Operating Results— Critical Accounting Policies — Impairment of long-lived assets” for more information.

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

Our business and the operation of our vessels are regulated under international conventions, national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, in order to protect against potential environmental impacts. Government regulation of vessels, particularly in the area of environmental requirements, can be expected to become more stringent in the future and could require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. For example, various jurisdictions have regulated management of ballast waters to prevent the introduction of non-indigenous species that are considered invasive. Such regulations require us to make changes to the ballast water management plans we currently have in place and to install new equipment on board our vessels. Various jurisdictions have also regulated or are considering the further regulation of emissions of sulfur oxides, nitrogen oxides and greenhouse gases from vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our business, financial condition and results of operations. Because such conventions, laws and regulations are often revised, or the required additional measures for compliance are still under development, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. We are also required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations.

These requirements can also affect the resale prices or useful lives of our vessels or require reductions in cargo capacity, ship modifications or operational changes or restrictions. Failure to comply with these requirements could lead to decreased availability of or more costly insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for natural resource, personal injury and property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental regulations can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels. In addition, we are subject to the risk that we, our affiliated entities or our or their respective officers, directors, shore employees, crew on board and agents may take actions determined to be in violation of such environmental regulations and laws, and our environmental policies. Any such actual or alleged environmental laws regulations and policies violation, under negligence, willful misconduct or fault, could result in substantial fines, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Events of this nature would have a material adverse effect on our business, financial condition and results of operations.

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

Our vessels are exposed to operational risks, including terrorism, cyber-terrorism and piracy that may not be adequately covered by our insurance.

The operation of any vessel includes risks such as weather conditions, mechanical failure, collision, fire, contact with floating objects, cargo or property loss or damage and business interruption due to political circumstances in countries, piracy, terrorist and cyber-terrorist attacks, armed hostilities and labor strikes. Such occurrences could result in death or injury to persons, loss, damage or destruction of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates and damage to our reputation and customer relationships generally.

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

In general, we do not carry cyber-attack insurance, which could have a material adverse effect on our business, financial condition and results of operations.

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

We rely on information technology, and if we are unable to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, our operations could be disrupted and our business could be negatively affected.

We rely on information technology networks and systems to process, transmit and store electronic and financial information; to capture knowledge of our business; to coordinate our business across our operation bases; and to communicate internally and with customers, suppliers, partners and other third-parties. These information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns, hardware or software failures, power outages, computer viruses, cyber-attacks, telecommunication failures, user errors or catastrophic events. Our information technology systems are becoming increasingly integrated, so damage, disruption or shutdown to the system could result in a more widespread impact. If our information technology systems suffer severe damage, disruption or shutdown, and its business continuity plans do not effectively resolve the issues in a timely manner, our operations could be disrupted and our business could be negatively affected. In addition, cyber-attacks could lead to potential unauthorized access and disclosure of confidential information and data loss and corruption. There is no assurance that we will not experience these service interruptions or cyber-attacks in the future. Further, as the methods of cyber-attacks continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerabilities to cyber-attacks.

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

The vote by the United Kingdom to leave the European Union could adversely affect us.

The United Kingdom referendum on its membership in the European Union (“E.U.”) resulted in a majority of U.K. voters voting to exit the E.U. (“Brexit”). We have operations in the E.U., and as a result, we face risks associated with the potential uncertainty and disruptions that may follow Brexit, including volatility in exchange rates and interest rates and potential material changes to the regulatory regime applicable to our business or global trading parties. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets. Any of these effects of Brexit, and others we cannot anticipate or that may evolve over time, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

An increase in trade protectionism could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism from China, other countries in the Asian region, the United States or other nations will adversely affect our business. If the global recovery is undermined by downside risks and the recent economic downturn returns, or if the regulatory environment otherwise dictates, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism affecting the markets that our charterers serve may cause (i) a decrease in cargoes available to our charterers in favor of domestic charterers and domestically owned ships and (ii) an increase in the risks associated with importing goods to such markets. Any increased trade barriers or restrictions on trade would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, financial condition and results of operations.

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

The ability and willingness of each of our counterparties to perform its obligations under a period time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. If we enter into period time charters with charterers when charter rates are high and charter rates subsequently fall significantly, charterers may seek to renegotiate financial terms or may default on their obligations. Additionally, charterers may attempt to bring claims against us based on vessel performance or cargo loading or unloading operations, seeking to renegotiate financial terms or avoid payments. Also, our charterers may experience financial difficulties due to prevailing economic conditions or for other reasons, and as a result may default on their obligations. In recent years the industry has experienced numerous incidents of charterers renegotiating their charters or defaulting on their obligations thereunder. In the past we have agreed to certain early redeliveries at the request of charterers. See “Item 5. Operating and Financial Review and Prospects.” If a charterer defaults on a charter, we will, to the extent commercially reasonable, seek the remedies available to us, which may include arbitration or litigation to enforce the contract, although such efforts may not be successful. Should a charterer default on a period time charter, we may have to enter into a charter at a lower charter rate, which would reduce our revenues. If we cannot enter into a new period time charter, we may have to secure a charter in the spot market, where charter rates are volatile and revenues are less predictable. It is also possible that we would be unable to secure a charter at all, which would also reduce our revenues, and could have a material adverse effect on our business, financial condition, results of operations, loan and credit facility covenants and cash flows.

We depend upon a limited number of customers for a large part of our revenues and the loss of one or more of these customers could have a material adverse effect on our business, financial condition and results of operations.

We expect to derive a significant part of our revenues from a limited number of customers. During the year ended December 31, 2016, two of our charterers accounted for more than 10% of our revenues and in previous periods some of our charterers accounted for more than 10% of our revenues. We could lose a customer for many different reasons, including:

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

We have adopted an anti-bribery policy consistent with the provisions of the U.S. Foreign Corrupt Practices Act (the “FCPA”) and anti-bribery legislation in other jurisdictions. Actual or alleged violations of these policies could result in damage of our reputation, sanctions, criminal penalties, imprisonment, civil action and fines, which could have an adverse effect on our business.

We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted policies consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and anti-bribery legislation in other jurisdictions. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

We may have difficulty properly managing our planned growth through acquisitions of additional vessels.

We intend to grow our business through the acquisition of our one contracted newbuild vessel as of February 17, 2017, scheduled to be delivered in 2018. We may contract additional newbuild vessels or make selective acquisitions of additional secondhand vessels. Our future growth will primarily depend on our ability to locate and acquire suitable vessels, enlarge our customer base, operate and supervise any newbuilds we may order and obtain required debt or equity financing on acceptable terms.

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

As of February 17, 2017, the vessels in our current fleet had an average age of 6.6 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations will be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

If we are unable to obtain additional secured indebtedness, we may default on our commitments relating to our contracted newbuild or other capital expenditures, and we may not be able to finance our future fleet expansion program, which would have a material adverse effect on our business, financial condition and results of operations.

The net remaining capital expenditure requirements were $32.4 million as of February 17, 2017. We anticipate that our primary sources of funds to satisfy this commitment will be from existing cash and time deposits, $16.9 million of preferred equity to be issued in 2018 to an unaffiliated investor by the subsidiary that owns the newbuild and operating cash surplus. As of February 17, 2017, the Company has one existing vessel unencumbered and $114.0 million in cash, time deposits and restricted cash, and $16.9 million available under new financing arrangements, loan and credit facilities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. To the extent that we are unable to enter into new credit facilities and obtain such additional secured indebtedness on terms acceptable to us, we will need to find alternative financing. If we are unable to find alternative financing, we will not be capable of funding all of our commitments for our capital expenditures. A failure to fulfill our commitments generally results in a forfeiture of the advance we paid to the shipyard or the third-party seller with respect to the contracted newbuild vessel and a write-off of expenses capitalized. In addition, we may also be liable for other damages for breach of contract. Examples of such liabilities could include payments to the shipyard or the third-party seller for the difference between the forfeited advance and the amount that remains to be paid by us if the shipyard or the third-party seller cannot locate a third-party buyer that is willing to pay an amount equal to the difference or compensatory payments by us to charter parties with whom we have entered into charters with respect to such vessels. Such events, if they occurred, would adversely affect our business, financial condition and results of operation.

The aging of our fleet and our acquisitions of secondhand vessels may result in increased operating costs in the future, which could adversely affect our ability to operate our vessels profitably.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of February 17, 2017, the average age of the vessels in our current fleet was 6.6 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Ten vessels in our fleet in total were over ten years old as of December 31, 2016. We may encounter higher operating and maintenance costs due to the age and condition of those vessels. In addition, if in the future we acquire secondhand vessels, such vessels may develop unexpected mechanical and operational problems despite adherence to regular survey schedules and proper maintenance. We cannot obtain the same knowledge about the condition of a secondhand vessel compared to a newbuild through the performed inspection prior to the purchase of such secondhand vessel nor about the cost of any required (or anticipated) repairs that we would have had if this vessel had been built for and operated exclusively by us. We will have the benefit of warranties on newly constructed vessels; we may not receive the benefit of warranties on secondhand vessels.

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

We generate substantially all of our revenues in U.S. dollars, but in 2016 we incurred approximately 21.3% of our vessel operating expenses in currencies other than the U.S. dollar, of which 70.8% was denominated in Euro amounts. Although as of December 31, 2016, all of our indebtedness and the amounts due under our newbuild contracts were denominated in U.S. dollars, we have also historically entered into shipbuilding contracts whereby part of the contract price was payable in Japanese yen. Also, new credit facilities and financing agreements or newbuild contracts may be denominated in or permit conversion into currencies other than the U.S. dollar. The use of different currencies could lead to fluctuations in our net income due to changes in the value of the U.S. dollar relative to other currencies, in particular the Euro and the Japanese yen. We have not hedged our currency exposure, and, as a result, our results of operations and financial condition, denominated in U.S. dollars, and our ability to pay dividends, could suffer.

Restrictive covenants in our existing credit facilities and financing agreements impose, and any future credit facilities and financing agreements will impose, financial and other restrictions on us, and any breach of these covenants could result in the acceleration of our indebtedness and foreclosure on our vessels.

Our existing credit facilities and financing agreements impose, and any future credit facility and financing agreement will impose, operating and financial restrictions on us. These restrictions generally limit our ability to, among other things:

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

Certain of our existing credit facilities require our subsidiaries to maintain financial ratios and satisfy financial covenants. Depending on the credit facility, certain of our subsidiaries are subject to financial ratios and covenants requiring that these subsidiaries:

•	ensure that the market value of the vessel mortgaged under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below 100% or 110% as the case may be, until December 31, 2017 and 100% or 120% as the case may be, applicable as of January 1, 2018 onwards for credit facilities outstanding with commercial financing institutions and 120% for credit facilities outstanding with governmental owned export credit institutions (the “Minimum Value Covenant”);

•	maintain a minimum cash balance per vessel with the respective lender from $250,000 to $1,000,000 as the case may be; and

•	ensure that we comply with certain financial covenants under the guarantees described below.

In addition, under guarantees we have entered into with respect to certain of our subsidiaries’ existing credit facilities, we are subject to financial covenants. Depending on the guarantee, these financial covenants include the following as of February 17, 2017:

•	our total consolidated liabilities divided by our total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment and the book value of all other assets) (the “Consolidated Leverage Covenant”) must not exceed 90%, until December 31, 2017 and 85% applicable as of January 1, 2018 onwards, for credit facilities outstanding with commercial financing institutions and 80% for credit facilities outstanding with government owned export credit institutions;

•	our total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment and the book value of all other assets) less its total consolidated liabilities (the “Net Worth Covenant”) must not be less than $150,000,000, applicable as of January 1, 2017 onwards for credit facilities outstanding with government owned-export credit institutions. For credit facilities outstanding with commercial financing institutions the Net Worth Covenant is waived until December 31, 2017 subject to a minimum fleet size of 30 vessels and must not be less than $150,000,000, applicable as of January 1, 2018 onwards;

•	the ratio of our EBITDA over consolidated interest expense (the “EBITDA Covenant”) must not be less than 2.0:1, on a trailing 12 months’ basis, applicable as of January 1, 2018 onwards, for credit facilities outstanding with commercial financing institutions;

•	the ratio of our aggregate debt to EBITDA must not exceed 5.5:1 on a trailing 12 months’ basis, applicable as of January 1, 2018 onwards for credit facilities outstanding with government owned export credit institutions;

•	our consolidated debt must not exceed $650,000,000 on December 31, 2016, $610,000,000 on June 30, 2017 and $605,000,000 on December 31, 2017 for credit facilities outstanding with government owned export credit institutions;

•	payment of dividends is subject to no event of default having occurred and continuing and is prohibited if the payment of such dividends would lead to an event of default; and

•	a minimum of 35%, of our shares shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities.

The Consolidated Leverage Covenant, EBITDA covenant and Net Worth Covenant do not apply to the loan facility with our subsidiary Shikokuepta Shipping Inc., and the EBITDA covenant does not apply to financing agreements entered into by our subsidiaries Maxeikosi Shipping Corporation, Maxeikosiena Shipping Corporation, Maxeikositria Shipping Corporation, Youngone Shipping Inc. and Youngtwo Shipping Inc.

A failure to meet our payment and other obligations or to maintain compliance with the applicable financial covenants could lead to defaults under our secured credit facilities. Our lenders could then accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities. The loss of these vessels would have a material adverse effect on our business, financial condition and results of operations.

The declaration and payment of dividends will always be subject to the discretion of our board of directors and will depend on a number of factors. Our board of directors may not declare dividends in the future.

We have not paid any dividends on our shares of common stock since August 2015. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and available sources of liquidity, (ii) decisions in relation to our growth and leverage strategies, (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in our existing and future debt instruments, and (v) global financial conditions. Therefore, we might continue not paying dividends on our shares of common stock in the future.

There may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends based upon, among other things:

•	the rates we obtain from our charters as well as the rates obtained upon the expiration of our existing charters;

•	the level of our operating costs;

•	the level of our general and administrative costs;

•	the number of unscheduled off-hire days and the timing of, and number of days required for, scheduled drydocking of our ships;

•	vessel acquisitions and related financings;

•	level of indebtedness;

•	restrictions in our loan and credit facilities and in any future debt facilities;

•	prevailing global and regional economic and political conditions;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	the amount of cash reserves established by our board of directors; and

•	restrictions under Marshall Islands and Liberian law.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, if any. Our growth strategy contemplates that we will finance the acquisition of our newbuild or selective acquisitions of second hand vessels in addition to our contracted newbuild through a combination of cash on hand, our operating cash flow and debt financing or equity financing. If financing is not available to us on acceptable terms, our board of directors may decide to finance or refinance such acquisitions with a greater percentage of cash from operations to the extent available, which would reduce or even eliminate the amount of cash available for the payment of dividends. We may also enter into other agreements that will restrict our ability to pay dividends.

Under the terms of certain of our existing credit facilities, we are not permitted to pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend. We expect that any future credit facilities will also have restrictions on the payment of dividends. In addition, cash dividends on our common stock are subject to the priority of dividends on the 1,490,603 shares of Series B Preferred Shares issued June 2013, 2,300,000 shares of Series C Preferred Shares issued May 2014 and 3,200,000 shares of Series D Preferred Shares issued June 2014, in each case outstanding as of December 31, 2016.

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

Pursuant to our Management Agreements, we pay our Managers a fixed fee of $975 per day per vessel for providing commercial, technical and administrative services (subject to adjustment for compensation expenses payable by us) (see the section entitled “Item 5. Operating and Financial Review and Prospects—A. Operating Results—General and Administrative Expenses” for more information). In addition, we pay our Managers certain commissions and fees with respect to vessel purchases, sales and newbuilds. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain public company expenses such as directors’ and officers’ liability insurance, legal and accounting fees and other similar public company expenses, which are reimbursed by us. The management fees can be adjusted annually on May 29 of each year, the anniversary of our entry into the Management Agreements. The management fees are payable whether or not our vessels are employed, and regardless of our profitability, and we have no ability to require our Managers to reduce the management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations.

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

Our chief executive officer, Polys Hajioannou, controls both of our Managers. The Hajioannou family (including Polys Hajioannou), directly and through entities controlled by the Hajioannou family, owns approximately 51.75% of our outstanding common stock (see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders” for more information). These relationships could create conflicts of interest between us, on the one hand, and our Managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies affiliated with our Managers or our chief executive officer. To the extent we elect not to exercise our right of first refusal with respect to any drybulk vessel that may be acquired by companies affiliated with our chief executive officer, such companies could acquire and operate such drybulk vessels in competition with us. In addition, although under our Management Agreements our Managers will be required to first provide us any chartering opportunities in the drybulk sector, our Managers are not prohibited from giving preferential treatment in other areas of its management to vessels that are beneficially owned by related parties. In addition, under our restrictive covenant arrangements with Polys Hajioannou and certain entities affiliated with him, he and such entities may own, operate or finance a maximum of four drybulk vessels on the water at any one time or enter into contracts with shipyards for newbuild drybulk vessels as part of his estate planning for the benefit of one or more of his children. Any such drybulk vessels are not required to be managed by either of our Managers, and Polys Hajioannou and his related entities are not required to first provide chartering opportunities to us with respect to such vessel. These conflicts of interest may have an adverse effect on our business, financial condition and results of operations.

Our business depends upon certain employees who may not necessarily continue to work for us; if such employees were no longer to be affiliated with us, our business, financial condition and results of operation could suffer.

Our future success depends, to a significant extent, upon our chief executive officer, Polys Hajioannou, and certain other members of our senior management and of our Managers. Polys Hajioannou has substantial experience in the drybulk shipping industry and for 30 years has worked with us, our Managers and their predecessor. He and other members of our senior management and of our Managers manage our business and their performance is crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us or our Managers, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition could suffer. We do not maintain, and do not intend to maintain, “key man” life insurance on any of our executive officers.

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

From time to time, vessels in our fleet have called and/or may call on ports located in countries identified by the United States government as state sponsors of terrorism and subject to United States economic sanctions. From January 1, 2005 through December 31, 2011, vessels in our fleet made 20 calls on ports in Iran and three calls on ports in Syria out of a total of 2,327 calls on worldwide ports. From January 1, 2012 through December 31, 2015, vessels in our fleet did not make any calls on ports in Iran or Syria. From January 1, 2016 through December 31, 2016, vessels in our fleet made three calls on ports in Iran and no calls on ports in Syria out of a total of 750 calls on worldwide ports. Iran and Syria are identified by the United States government as state sponsors of terrorism. Although these designations and controls do not prevent our vessels from making calls on ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our common stock. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Our policy is for our vessels to avoid making calls on ports in Iran and Syria unless the charterer provides information certifying that its cargo is licensed by the Office of Foreign Assets Control (OFAC) of the US Department of the Treasury.

See “Item 4. Information on the Company—B. Business Overview—Disclosure of activities pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934” for more information.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law; therefore, you may have more difficulty protecting your interests than stockholders of a U.S. corporation.

Our corporate affairs are governed by our articles of incorporation, our bylaws and by the Marshall Islands Business Corporations Act (“BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. The rights of stockholders of companies incorporated in the Republic of the Marshall Islands may differ from the rights of stockholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the non-statutory laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Republic of the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a more substantial body of case law in the corporate law area.

It may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are incorporated under the laws of the Republic of the Marshall Islands, and our Managers’ business is operated primarily from their offices in Limassol, Cyprus and Athens, Greece. In addition, a majority of our directors and officers are or will be non-residents of the United States, and all of our assets and a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under the securities laws or otherwise. You may also have difficulty enforcing, both within and outside of the United States, judgments you may obtain in the United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. There is also substantial doubt that the courts of the Republic of the Marshall Islands, the Republic of Cyprus or Greece would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.

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

The Hajioannou family (including our chief executive officer, Polys Hajioannou), owns approximately 51.75% of our outstanding common stock (see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders” for more information). The Hajioannou family is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of the Hajioannou family may be different from yours.

Our status as a foreign private issuer within the rules promulgated under the Exchange Act exempts us from certain requirements of the SEC and NYSE.

We are a “foreign private issuer” within the rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under the New York Stock Exchange (“NYSE”) listing rules, a foreign private issuer may elect to comply with the practice of its home country and to not comply with certain NYSE corporate governance requirements, including the requirements that (a) a majority of the board of directors consist of independent directors, (b) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (c) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (d) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken and (e) the obligation to obtain shareholder approval in connection with certain issuances of authorized stock or the approval of, and material revisions to, equity compensation plans. Moreover, we are not required to comply with certain requirements of the SEC that non-foreign private issuers are required to comply with, including (a) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K, (b) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (c) the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information and (d) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months). Therefore, you will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements or SEC requirements.

For example, in reliance on the foreign private issuer exemption to the NYSE listing rules a majority of our board of directors may not consist of independent directors; our board’s approach may therefore be different from that of a board with a majority of independent directors, and as a result, the management oversight of our Company may be more limited than if we were subject to the NYSE listing rules.

See “Item 16G. Corporate Governance” for more information.

Future sales of our common stock could cause the market price of our common stock to decline and our existing stockholders may experience significant dilution.

We may issue additional shares of our common stock in the future and our stockholders may elect to sell large numbers of shares held by them from time to time.

In April 2011, we issued and sold 5,000,000 shares of common stock in a public offering. The gross proceeds of the April 2011 public offering were approximately $42.0 million. In March 2012, we issued and sold 5,750,000 shares of common stock in a public offering. The gross proceeds of the March 2012 public offering were approximately $37.4 million. In November 2013, we issued and sold 5,750,000 shares of common stock in a public offering. Concurrently with that public offering, we issued and sold 1,000,000 shares of common stock to an entity associated with our chief executive officer, Polys Hajioannou, in a private placement. The gross proceeds of the November 2013 public offering and private placement were approximately $50.2 million. In December 2016, we issued and sold 15,640,000 shares of common stock in a public offering, in which an entity associated with Polys Hajioannou purchased 2,727,272 shares of common stock. The gross proceeds of the December 2016 public offering were approximately $17.2 million.

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

Our common stock and Preferred Shares trade on the NYSE. We cannot assure you that an active and liquid public market for our common stock or Preferred Shares will continue, which would likely have a negative effect on the price of our common stock or Preferred Shares, as applicable, and impair your ability to sell or purchase our common stock or Preferred Shares, as applicable, when you wish to do so. In January 2016, we announced that we received notice from the NYSE indicating that the trading price of our common stock was not in compliance with the NYSE’s continuing listing standard that requires a minimum average closing price of $1.00 per share over a period of 30 consecutive trading days. On June 1, 2016, the NYSE notified us that our average stock price for the 30-trading days ended May 31, 2016 was above the NYSE’s minimum requirement of $1.00 based on a 30-trading day average and, accordingly, that the Company was no longer considered below the NYSE’s $1.00 continued listing standard.

In the future, if our common stock falls below the continued listing standard of $1.00 per share or otherwise fails to satisfy any of the NYSE continued listing requirements, and if we are unable to cure such deficiency during any subsequent cure period, our common stock could be delisted from the NYSE.

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

Our Preferred Shares are subordinate to all of our existing and future indebtedness. As of December 31, 2016, we had aggregate debt outstanding of $587.7 million, of which $13.3 million was the current portion of long term debt payable within the next 12 months. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends on or redeem preferred shares. Our articles of incorporation currently authorize the issuance of up to 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of December 31, 2016, 1,490,603 shares of Series B Preferred Shares, 2,300,000 shares of Series C Preferred Shares and 3,200,000 shares of Series D Preferred Shares were issued and outstanding. Of this blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described under “Item 10. Additional Information—B. Articles of Incorporation and Bylaws—Stockholder Rights Plan.” The issuance of additional preferred shares on a parity with or senior to the Preferred Shares would dilute the interests of holders of such shares, and any issuance of preferred shares senior to such preferred shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Preferred Shares.

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

Over the past 20 years under the leadership of Polys Hajioannou, we have renewed our fleet by selling 16 drybulk vessels during periods of what we viewed as favorable secondhand market conditions and contracting to acquire 52 drybulk newbuilds and four drybulk secondhand vessels. Also under his leadership, we have expanded the classes of drybulk vessels in our fleet and the aggregate carrying capacity of our fleet has grown from 887,900 deadweight tons prior to our initial public offering in May 28, 2008 to 3,421,800 dwt as of February 17, 2017. Information on our capital expenditure requirements are discussed below in “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.” The quality and size of our current fleet, together with our long-term relationships with several of our charter customers, are, we believe, the results of our long-term strategy of maintaining a young, high quality fleet, our broad knowledge of the drybulk industry and our strong management team. In addition to benefiting from the experience and leadership of Polys Hajioannou, we also benefit from the expertise of our Managers which, along with their predecessor, have specialized in drybulk shipping since 1965, providing services to over 50 drybulk vessels. In June 2008, we completed an initial public offering of our common stock in the United States and our common stock began trading on the NYSE. Our principal executive office is located at Apt. D11, Les Acanthes, 6, Avenue des Citronniers MC 98 000 Monaco. Our registered address in the Republic of the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro,

Republic of the Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

B.	Business Overview

We are an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest consumers of marine drybulk transportation services. As of February 17, 2017, we had a fleet of 38 drybulk vessels, with an aggregate carrying capacity of 3,421,800 dwt and an average age of 6.6 years, making us one of the world’s youngest fleets of Panamax, Kamsarmax, Post-Panamax and Capesize class vessels. Our fleet is expected to grow through 2018 as the result of the delivery of one contracted Japanese Kamsarmax class newbuild vessel. Upon delivery of our last contracted newbuild, assuming we do not acquire any additional vessels or dispose of any of our vessels, our fleet will be comprised of 39 vessels having an aggregate carrying capacity of 3,503,400 dwt.

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

General

As of February 17, 2017 our fleet comprised 38 vessels, of which 14 are Panamax class vessels, nine are Kamsarmax class vessels, 12 are Post-Panamax class vessels and three are Capesize class vessels, with an aggregate carrying capacity of 3,421,800 dwt and an average age of 6.6 years. Assuming delivery of the last of our contracted vessels in 2018, our fleet will be comprised of 14 Panamax class vessels, 10 Kamsarmax class vessels, 12 Post-Panamax class vessels and three Capesize class vessels, and the aggregate carrying capacity of our 39 vessels will be 3,503,400 dwt. As of February 17, 2017, the average remaining duration of the charters for our existing fleet was 1.2 years.

The majority of vessels in our fleet have sister ships with similar specifications in our existing or newbuild fleet. We believe using sister ships provides cost savings because it facilitates efficient inventory management and allows for the substitution of sister ships to fulfill our period time charter obligations.

Our Fleet and Newbuild

The table below presents additional information with respect to our drybulk vessel fleet, including our newbuild, and its deployment as of February 17, 2017.

Vessel Name	Dwt	Year Built(1)	Country of Construction	Charter Type	Charter Rate(2)	Commissions(3)	Charter Period(4)	Sister Ship(5)
CURRENT FLEET
Panamax
Maria	76,000	2003	Japan	Period	$6,500	3.75%	Aug 2016 – Jan 2018	A
Koulitsa	76,900	2003	Japan	Period(6)	$7,500	5.00%	Jan 2017 – Apr 2018
Paraskevi	74,300	2003	Japan	Period	$5,600	5.00%	Aug 2016 – Mar 2017
				Period	$7,400	5.00%	Apr 2017 – Jun 2018
Vassos	76,000	2004	Japan	Period(7)	$7,500	5.00%	Jan 2017 – Mar 2018	A
Katerina	76,000	2004	Japan	Period(8)	BPI+6%	5.00%	Apr 2016 –Apr 2017
				Period	7,500	5.00%	Apr 2017 – Jun 2018	A
Maritsa	76,000	2005	Japan	Period	$6,750	5.00%	Jul 2016 – Jul 2017	A
Efrossini	75,000	2012	Japan	Period	$8,500	5.00%	Feb 2017 – Aug 2017	B
Zoe	75,000	2013	Japan	Period(9)	$6,200	5.00%	Aug 2016 – Nov 2017	B
Kypros Land	77,100	2014	Japan	Spot	$10,500	5.00%	Feb 2017 – May 2017	H
Kypros Sea	77,100	2014	Japan	Period	$9,000	5.00%	Dec 2016 – Jul 2017	H
Kypros Bravery	78,000	2015	Japan	Period	$7,500	5.00%	Sep 2016 – Mar 2018	I
Kypros Sky	77,100	2015	Japan	Period	$9,100	5.00%	Dec 2016 – Feb 2018	H
Kypros Loyalty	78,000	2015	Japan	Period	$6,250	5.00%	Jun 2016 – Sep 2017	I
Kypros Spirit	78,000	2016	Japan	Spot	$6,000	5.00%	Jan 2017 – Feb 2017	I
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	Period	$6,000	5.00%	Jun 2016 – Sep 2017	C
Pedhoulas Trader	82,300	2006	Japan	Period	$6,200	5.00%	Jul 2016 – Sep 2017	C
Pedhoulas Leader	82,300	2007	Japan	Period	$6,250	5.00%	Dec 2015– Mar 2017	C
Pedhoulas Commander	83,700	2008	Japan	Period	$6,250	5.00%	Jan 2016 – May 2017
Pedhoulas Builder(10)	81,600	2012	China	Spot	$7,550	5.00%	Jan 2017 – Mar 2017
				Period	$8,400(11)	5.00%	Apr 2017 – Apr 2018	D
Pedhoulas Fighter(10)	81,600	2012	China	Period	$6,100	5.00%	Feb 2016 – Jun 2017	D
Pedhoulas Farmer(10)	81,600	2012	China	Period	$6,200	5.00%	Aug 2016 – Mar 2017	D
Pedhoulas Cherry(10)	82,000	2015	China	Spot	$8,850	5.00%	Feb 2017 – Mar 2017
				Period	$6,600	5.00%	Mar 2017 – Oct 2018	K
Pedhoulas Rose(10)	82,000	2017	China	Period	$8,500(12)	5.00%	Jan 2017 – Mar 2018	K
Post-Panamax
Marina	87,000	2006	Japan	Period	$6,200	5.00%	Dec 2015 – Feb 2017	E
Xenia	87,000	2006	Japan					E
Sophia	87,000	2007	Japan	Period	$7,250	5.00%	Apr 2016 – Nov 2018	E
Eleni	87,000	2008	Japan	Period	$9,750	5.00%	Feb 2017 – Aug 2017	E
Martine	87,000	2009	Japan	Period(8)	BPI+10%	5.00%	Apr 2015 – Apr 2017	E
Andreas K	92,000	2009	South Korea	Spot	$5,000	5.00%	Jan 2017 – Feb 2017	F
Panayiota K	92,000	2010	South Korea	Period	$9,250	5.00%	Dec 2016 – Mar 2017	F
Venus Heritage	95,800	2010	Japan	Spot	$10,800	5.00%	Jan 2017 – Feb 2017
				Period	$8,500	5.00%	Mar 2017 – Oct 2017	G
Venus History	95,800	2011	Japan	Spot	$5,850	5.00%	Jan 2017 – Feb 2017
				Period	$8,750	5.00%	Feb 2017 – Oct 2017	G
Venus Horizon	95,800	2012	Japan	Period	$5,500	4.75%	Jan 2016 – Mar 2017	G
Troodos Sun	85,000	2016	Japan	Period	$10,000	5.00%	Jan 2017 – Apr 2017	J
Troodos Air	85,000	2016	Japan	Spot	$12,500	5.00%	Jan 2017 – Feb 2017	J

Capesize
Kanaris	178,100	2010	China	Period	$25,928	2.50%	Sep 2011 – Jun 2031
Pelopidas	176,000	2011	China	Period	$38,000	1.00%	Feb 2012 – Dec 2021
Lake Despina	181,400	2014	Japan	Period(13)	$24,376	1.25%	Jan 2014 – Jan 2024

Subtotal	3,421,800
NEW BUILD
Kamsarmax
Hull No. 1552	81,600	1H 2018	Japan

Subtotal	81,600
TOTAL	3,503,400

(1)	For existing vessels, the year represents the year built. For our newbuild, the date shown reflects the expected delivery dates.

(2)	Quoted charter rates are gross charter rates. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In the case of a charter agreement that provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses. Gross charter rates are inclusive of commissions. Net charter rates are charter rates after the payment of commissions. In the case of voyage charters, the charter rate represents revenue recognized on a pro rata basis over the duration of the voyage from load to discharge port less related voyage expenses.

(3)	Commissions reflect payments made to third-party brokers or our charterers.

(4)	The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of February 17, 2017, scheduled start dates. Actual start dates and redelivery dates may differ from the scheduled start and redelivery dates depending on the terms of the charter and market conditions.

(5)	Each vessel with the same letter is a “sister ship” of each other vessel that has the same letter, and under certain of our charter contracts, may be substituted with its “sister ships.”

(6)	The charter agreement grants the charterer the option to extend the period time charter for an additional 10 to 14 months period at a gross daily charter rate of $9,000.

(7)	The charter agreement grants the charterer the option to extend the period time charter for an additional 10 to 14 months period at a gross daily charter rate of $9,000.

(8)	A period time charter at a gross daily charter rate linked to the BPI plus a premium.

(9)	The charter agreement grants the charterer the option to extend the period time charter for an additional 10 to 15 months period at a gross daily charter rate of $8,200.

(10)	Vessel sold and leased back on a net daily bareboat charter rate of $6,500, for a period of 10 years, with a purchase obligation at the end of the 10th year and purchase options in favor of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase prices.

(11)	The charter agreement grants the charterer the option to extend the period time charter for an additional 10 to 14 months period at a gross daily charter rate of $9,900.

(12)	The charter agreement grants the charterer the option to extend the period time charter for an additional 11 to 14 months period at a gross daily charter rate of $10,000.

(13)	A period time charter of 10 years at a gross daily charter rate of $23,100 for the first two and a half years and of $24,810 for the remaining period. In January 2017, the period time charter was amended to reflect substitution of the initial charterer with its subsidiary guaranteed by the initial charterer and changes in paying terms; all other period charter terms remained unchanged. The charter agreement grants the charterer the option to extend the period time charter for an additional 12 months at a time, at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times. The charter agreement also grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the period time charter period, at a price of $39 million less 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year. The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party.

From the beginning of 1995 through February 17, 2017, we have taken delivery of 47 newbuilds and four secondhand vessels. As of February 17, 2017, we were contracted to take delivery of one Japanese-built Kamsarmax class newbuild vessel. As of February 17, 2017, our remaining capital expenditure requirements to shipyards or sellers before minor adjustments for shipyards’ costs related to certain delayed deliveries amounted to $32.4 million, of which $5.1 million is due in 2017, and $27.3 million is due in 2018.

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

Our Customers

Since 2005 our customers have included over 30 national, regional and international companies, including Bunge, Cargill, Daiichi, Intermare Transport G.m.b.H., Eastern Energy Pte. Ltd., NYK, NS United Kaiun Kaisha, Kawasaki Kisen Kaisha, Oldendorff G.M.B.H and co. KG, Louis Dreyfus Armateurs, Louis Dreyfus Commodities, ArcelorMittal or their affiliates. During 2016, two of our charterers accounted for 22.54% of our revenues, namely Glencore Grain B.V. and Co. KG and Global Chartering Ltd, an affiliate of ArcelorMittal, with each one accounting for more than 10% of total revenues. During 2015, two of our charterers accounted for 23.46% of our revenues, namely Oldendorff Gmbh and Co. KG and Global Chartering Ltd, an affiliate of ArcelorMittal, with each one accounting for more than 10% of total revenues. We seek to charter our vessels primarily to charterers who intend to use our vessels without sub-chartering them to third parties. A prospective charterer’s financial condition and reliability are also important factors in negotiating employment for our vessels.

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

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements” for more information.

Competition

We operate in highly competitive markets that are based primarily on supply and demand. Our business fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We believe we differentiate ourselves from our competition by providing young, modern vessels with advanced designs and technological specifications. As of February 17, 2017 our fleet had an average age of 6.6 years. Upon delivery of our contracted newbuild vessel, the majority of our fleet will have been built in Japanese shipyards, which we believe provides us with an advantage in attracting large, well-established customers, including Japanese customers.

The drybulk sector is characterized by relatively low barriers to entry, and ownership of drybulk vessels is highly fragmented. In general, we compete with other owners of Panamax class or larger drybulk vessels for charters based upon price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel.

Crewing and Shore Employees

Our management team consists of our chief executive officer, president, chief financial officer, chief operating officer, chief financial controller and chief compliance officer. Our Managers are responsible for the technical management of our fleet and therefore also handle the recruiting, either directly or through crewing agents, of the senior officers and all other crew members for our vessels. As of December 31, 2016, approximately 733 people served on board the vessels in our fleet, and our Managers employed approximately 87 people on shore.

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

Although the P&I Associations compete with each other for business, they have found it beneficial to mutualize their larger risks among themselves through the International Group. This is known as the “Pool.” This pooling is regulated by a contractual agreement which defines the risks that are to be covered and how claims falling on the Pool are to be shared among the participants in the International Group. The Pool provides a mechanism for sharing all claims in excess of $10.0 million up to, currently, approximately $7.75 billion. On that basis, all claims up to $10.0 will be covered by each Club’s Individual Retention and all claims in excess of $10.0 million up to $80.0 million will be covered by the Pool. For the 2016/17 policy year, the International Group maintained a three layer GXL reinsurance program, together with an additional Collective Overspill layer, which combine to provide commercial reinsurance cover of up to $3.07 billion per vessel per incident, comprising of reinsurance for all claims of up to $2.07 billion per vessel per incident in excess of the $80.0 million insured by the Pool and an additional $1.0 billion in excess of the aforesaid $2.07 billion per vessel per incident in respect of claims for overspill.

War Risks Insurance

Our war risk insurance covers hull or freight damage, detention or diversions risks and P&I liabilities (including crew) arising out of confiscations, seizure, capture, vandalism, sabotage and/or other war risks and is subject to separate limits of (i) each vessel’s hull and machinery value and each vessel’s corresponding increased value insured up to $400.0 million per vessel per incident, and (ii) for war risks P&I liabilities including crew up to $400.0 million per vessel per incident.

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

Vessel Name	Drydocking	Special Survey
Maria	November 2017	April 2018
Vassos	October 2018	February 2019
Katerina	January 2019	May 2019
Maritsa	January 2019	January 2020
Efrossini	January 2021	February 2022
Koulitsa	December 2017	April 2018
Paraskevi	October 2019	January 2018
Pedhoulas Merchant	March 2020	March 2021
Pedhoulas Trader	May 2020	May 2021
Pedhoulas Leader	December 2020	February 2022
Pedhoulas Builder	May 2017	May 2017
Pedhoulas Fighter	August 2017	August 2017
Pedhoulas Farmer	September 2017	September 2017
Marina	August 2020	January 2021
Sophia	June 2017	June 2017
Eleni	August 2018	November 2018
Martine	November 2018	February 2019
Andreas K	August 2018	August 2019
Kanaris	February 2019	February 2020
Panayiota K	April 2019	April 2020
Venus Heritage	March 2019	March 2020
Venus History	September 2020	September 2021
Venus Horizon	February 2021	February 2022
Pelopidas	November 2020	November 2021
Pedhoulas Commander	December 2017	May 2018
Zoe	February 2018	July 2018
Xenia	February 2020	April 2021
Lake Despina	October 2018	January 2019
Kypros Land	January 2018	January 2019
Kypros Sea	March 2018	March 2019
Kypros Bravery	October 2018	January 2020
Kypros Loyalty	June 2019	June 2020
Kypros Sky	April 2019	April 2020
Pedhoulas Cherry	July 2019	July 2020

Vessel Name	Drydocking	Special Survey
Pedhoulas Rose	January 2020	January 2022
Kypros Spirit	April 2021	July 2021
Troodos Sun	October 2020	January 2021
Troodos Air	December 2020	March 2021

Following an incident or a scheduled survey, if any defects are found, the classification surveyor will issue a “recommendation or condition of class” which must be rectified by the vessel owner within the prescribed time limits.

In general, insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies (“IACS”). All of our vessels are certified as being “in class” by either Lloyd’s Register of Shipping, the American Bureau of Shipping or Bureau Veritas, each of which is a member of IACS.

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

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the drybulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. Our Managers and our vessels are certified in accordance with ISO 14001:2004 and ISO 50001:2011 relating to environmental standards and energy efficiency. Moreover we are in process to obtain additional class notation for our fleet for the prevention of sea and air pollution. We believe that the operation of our vessels is in substantial compliance with all environmental laws and regulations applicable to us as of the date of this annual report. However, because such laws and regulations are subject to frequent change and may impose increasingly stricter requirements, such future requirements could limit our ability to do business, increase our operating costs, force the early retirement of our vessels and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations. However, we believe that because our fleet is young and modern, we will not be exposed to the same level of risk faced by owners of older, less modern vessels.

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

In 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Annex VI became effective in 2005, and sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of marine fuels and allows for the establishment of Emission Control Areas (“ECAs”) with more stringent controls on sulfur emissions. An ECA for North America took effect in 2012 and an ECA for the Caribbean took effect in 2014. In 2008, the IMO Marine Environment Protection Committee adopted amendments to Annex VI regarding particulate matter, nitrogen oxides and sulfur oxide emissions. These amendments, which entered into force in 2010, are designed to reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. In addition, the European Union has established separate limitations on the sulfur content of marine fuels, and some European Union countries may be declared ECAs in the future, pursuant to Annex VI and its amendments. Starting January 1, 2015 reduced limits of sulfur content of fuel oil were introduced resulting to the use of lighter fuels, namely low sulfur Marine Gas Oil (“MGO”) for ECA passage. We have obtained International Air Pollution Prevention Certificates for all our vessels, and believe that maintaining compliance with the existing and known future Annex VI requirements will not have an adverse financial impact on the operation of our vessels. However, additional or new requirements, conventions, laws or regulations, including the adoption of additional ECAs, or other new or more stringent emissions requirements adopted by the IMO, the European Union, the United States or individual states, or other jurisdictions in which we operate, could require vessel modifications or otherwise increase the costs of our operations. Our vessels have the capacity to use low sulfur MGO.

The IMO confirmed in October 2016 that a global 0.5% sulfur cap on marine fuels will come into force on January 1, 2020, as agreed in amendments adopted in 2008 for Annex VI to MARPOL. Annex VI sets progressively stricter regulations to control sulfur oxides (SOx) and nitrous oxides (NOx) emissions from ships, which present both environmental and health risks. The 0.5% sulfur cap marks a significant reduction from the current global sulfur cap of 3.5%, which had been implemented since January 1, 2012. When the 2020 sulfur cap was decided upon in 2008, it was also agreed that a review should be undertaken by 2018 to assess whether there was sufficient compliant fuel available to meet the 2020 date, failing which, the date could be deferred to 2025. That review was completed in July 2016 by a consortium of consultants led by CE Delft and submitted to the IMO’s Marine Environment Protection Committee (MEPC) during their 70th session. The review concluded that sufficient compliant fuel would be available to meet the new requirement. However, there have been competing studies, that hold the opposing view that refining capacity will not be sufficient in 2020, with an estimated 60-70% additional sulfur plant capacity required by 2020. There have also been questions as to how the sulfur cap will be enforced, as it is up to individual parties to MARPOL to enforce fines and sanctions.

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

Although all our vessels are currently ISM Code-certified, such certification may not be maintained by all our vessels at all times. Non-compliance with the ISM Code may subject such party to increased liability, invalidate existing insurance or decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. For example, the U.S. Coast Guard and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports.

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

Effective July 31, 2009, the U.S. Coast Guard adopted regulations that adjust the limits of liability of responsible parties under OPA 90 to the greater of $1,000 per gross ton or $939,800 per non-tank vessel and established a procedure for adjusting the limits for inflation every three years. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. As a result of the oil spill in the Gulf of Mexico resulting from the explosion of the Deepwater Horizon drilling rig, bills have been introduced in the U.S. Congress to increase the limits of OPA liability for all vessels, including tanker vessels. In August 2014, the U.S. Coast Guard also proposed regulations that would increase offshore spill liability limits under OPA 90 to reflect increases in the Consumer Price Index.

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

For the first time, the 2013 VGP contains numeric ballast water discharge limits for most vessels. The 2013 VGP also contains more stringent effluent limits for oil to sea interfaces and exhaust gas scrubber washwater, which will improve environmental protection of U.S. waters. The EPA has also improved the efficiency of several of the VGP’s administrative requirements, including allowing electronic recordkeeping, requiring an annual report in lieu of the one-time report and annual noncompliance report, and requiring small vessel owners and/or operators to obtain coverage under the VGP by completing and agreeing to the terms of a Permit Authorization and Record of Inspection form. The 2013 vessel general permit requires the use of an environmentally acceptable lubricant for all oil to sea interfaces for vessels or alternative seal systems, unless technically infeasible. The intent of this new requirement is to reduce the environmental impact of lubricant discharges on the aquatic ecosystem by increasing the use of environmentally acceptable lubricants for vessels operating in waters of the United States.

The potential impact of lubricant discharges – those not from accidental spills – to the aquatic ecosystem is substantial. Supply of environmentally acceptable lubricants could otherwise increase our investment and operating costs.

U.S. Air Emission Requirements

In 2008, the U.S. ratified the amended Annex VI to the MARPOL Convention, addressing air pollution from ships, which went into effect in 2009. In December 2009, the EPA announced its intention to publish final amendments to the emission standards for new marine diesel engines installed on ships flagged or registered in the United States that are consistent with standards required under recent amendments to Annex VI of MARPOL. The new regulations include near-term standards that began in 2011 for newly built engines requiring more efficient use of engine technologies in use today and long-term standards that began in 2016 requiring an 80 percent reduction in nitrogen oxide emissions below current standards. The CAA also requires states to adopt State Implementation Plans, or “SIPs,” designed to attain air quality standards. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.

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

In 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. On September 8, 2016, this threshold was met (with 52 contracting parties making up 35.14%). Thus, the BWM Convention will enter into force on September 8, 2017. As of February 2017, the BWM Convention had been adopted by 54 states, representing approximately 53.30% of the world’s tonnage. Many of the implementation dates in the BWM

Convention have already passed, so that once the BWM Convention enters into force, the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (“BWMS”). For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date “existing vessels” and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention. Each vessel in our current fleet has been issued a BWM plan Statement of Compliance by the classification society with respect to the applicable IMO regulations and guidelines.

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

European Monitoring, Reporting and Verification Regulation

The European Parliament and the Council of the European Union have adopted the regulation 2015/757 on the monitoring, reporting and verification (the “EU-MRV”) of CO2 emissions from maritime transport. It entered into force on July 1, 2015, with monitoring to begin in 2018.

The maritime EU-MRV regulation applies to all merchant ships of 5,000 gross tonnage or above on voyages from, to and between ports under jurisdiction of EU Member States. Ships above 5,000 GT account for around 55% of the number of ships calling into EU ports and represent around 90% of the related emissions. Companies operating the vessels will have to monitor the CO2 emissions released while in port and for any voyages to or from a port under the jurisdiction of an EU Member State and to keep records on CO2 emissions on both per-voyage and annual bases.

By August 31, 2017, companies must submit to the verifiers a monitoring plan for each of their ships indicating the method chosen to monitor and report CO2 emissions and other relevant information. These or other developments may result in financial impacts on our operations that we cannot predict with certainty at this time.

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

Disclosure of activities pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran. Disclosure is required even where the activities, transactions or dealings are conducted in compliance with applicable law. Provided in this section is information concerning the activities of us and our affiliates that occurred in 2016 and which we believe may be required to be disclosed pursuant to Section 13(r) of the Exchange Act.

In 2016, our vessels made three port calls to Iran to discharge soya beans, corn and wheat.

The vessel Marina made a call to the port of Bandar Imam Khomeini on February 13, 2016, discharging corn, and remained in the port of Bandar Imam Khomeini during 2016 for seven days. During this time the Marina was on time charter to Bunge Geneva S.A. at a gross rate of $6,200 per day.

The vessel Troodos Sun made a call to the port of Bandar Imam Khomeini on October 10, 2016, discharging soya beans, and remained in the port of Bandar Imam Khomeini during 2016 for 12 days. During this time the Troodos Sun was on time charter to Bunge Geneva S.A. at a gross rate of $7,800 per day.

The vessel Panayiota K made a call to the port of Bandar Imam Khomeini on November 22, 2016, discharging corn, and remained in the port of Bandar Imam Khomeini during 2016 for eight days. During this time the Panayiota K was on time charter to Transgrain Shipping B.V. at a gross rate of $8,750 per day.

These port calls represented approximately 0.4% of the total port calls made by all the vessels owned by us in 2016. As the vessel owner, we earned revenues at the agreed daily charter rates from the charterers. The aggregate gross revenue attributable to these 27 days that our vessels remained in the port of Bandar Imam Khomeini was approximately $0.2 million. As we do not attribute profits to specific voyages under a time charter, we have not attributed any profits to the voyages which included these port calls. Our charter party agreements for our vessels restrict the charterers from calling in Iran in violation of U.S. sanctions, or carrying any cargo to Iran which is subject to U.S. sanctions. There can be no assurance that the three vessels referenced above or another of our vessels will not, from time to time in the future on charterer’s instructions, perform voyages which would require disclosure pursuant to Exchange Act Section 13(r).

We do not believe that any of these transactions or activities are sanctionable. January 16, 2016 was “implementation day” under the Joint Comprehensive Plan of Action (“JCPOA”) among the P5+1 (China, France, Germany, Russia, the United Kingdom, and the United States), the E.U., and Iran to ensure that Iran’s nuclear program will be exclusively peaceful, and the United States and the E.U. lifted nuclear-related sanctions on Iran. All activities, transactions and dealings reported in this section occurred after the implementation date of the JCPOA. We intend to continue to charter our respective vessels to charterers and sub-charterers, including, as the case may be, Iran-related parties, who may make, or may sub-let the vessels to sub-charterers who may make, port calls to Iran, so long as the activities continue to be permissible and not sanctionable under applicable U.S. and E.U. and other applicable laws.

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

Safe Bulkers, Inc. is a holding company with 46 subsidiaries, 23 of which are incorporated in Liberia, and 23 in the Republic of the Marshall Islands, each as of February 17, 2016. Our subsidiaries are wholly-owned by us. A list of our subsidiaries as of February 17, 2017 is set forth in Exhibit 8.1 to this annual report.

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

Overview

Our business is to provide international marine drybulk transportation services by operating vessels in the drybulk sector of the shipping industry. As of February 17, 2017 our fleet consisted of 38 drybulk vessels with an aggregate capacity of 3,421,800 dwt and we had a contract for one additional newbuild vessel. We deploy our vessels on a mix of period time and spot time charters according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with period time charters, or to profit from attractive spot time charter rates during periods of strong charter market conditions, or to maintain employment flexibility that the spot market offers during periods of weak time charter market conditions. As of February 17, 2017, 26 out of 38 drybulk vessels of the Company were employed under period time charters of more than three months outstanding charter duration. We believe our customers, some of which have been chartering our vessels for over 25 years, enter into period time and spot time charters with us because of the quality of our young and modern vessels and our record of safe and efficient operations.

The average number of vessels in our fleet for the years ended December 31, 2014, 2015 and 2016 was 31.0, 34.7 and 36.6, respectively. After delivery of our last contracted newbuild vessel, our drybulk fleet will consist of 39 vessels and will have an aggregate carrying capacity of 3,503,400 dwt, assuming we do not acquire any additional vessels or dispose of any of our vessels.

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

A.	Operating Results

Our operating results are largely driven by the following factors:

•	Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•	Available days. We define available days (also referred to as voyage days) as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys. Available days are used to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance. Operating days are used to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our ownership days during that period. Fleet utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special surveys. During the three years ended December 31, 2016, our average annual fleet utilization rate was approximately 97.50%. However, an increase in annual off-hire days could reduce our operating days, and therefore, our fleet utilization.

•	Time charter equivalent rates. We define time charter equivalent rates, or “TCE rates,” as our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated

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

The following table reflects our time charter revenues, commissions, voyage expenses, time charter equivalent revenue, available days and time charter equivalent rate for the periods indicated:

	Year Ended December 31,
	2014	2015	2016
	(in thousands of U.S. dollars except available days and time charter equivalent rate)
Time charter revenues	$159,900	$132,375	$113,959
Less commissions	5,806	5,058	4,187
Less voyage expenses	19,429	17,856	7,679
Time charter equivalent revenue	$134,665	$109,461	$102,093
Available days	11,216	12,482	13,329
Time charter equivalent rate	$12,007	$8,770	$7,659

•	Daily vessel operating expenses. We define vessel operating expenses to include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys, tonnage taxes and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period. Our ability to control our fixed and variable expenses, including our daily vessel operating expenses, also affects our financial results. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, including certain crew wages, are denominated can cause our vessel operating expenses to increase.

•	Daily general and administrative expenses. We define general and administrative expenses to include daily management fees and daily public company expenses as defined below. Daily vessel general and administrative expenses are calculated by dividing general and administrative expenses by ownership days for the relevant period.

•	Daily management fees. We define management fees to include the fixed and the variable fees payable to our Managers. Daily management fees are calculated by dividing management fees by ownership days for the relevant period.

•	Daily public company expenses. We define public company expenses to include expenses incurred related to our operation as a public company such as professional fees, compensation paid to our directors and officers, listing fees and other miscellaneous expenses. Daily public company expenses are calculated by dividing public company expenses by ownership days for the relevant period.

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rates, daily vessel operating expenses, daily general and administrative expenses and daily management fees for the periods indicated:

	Year Ended December 31,
	2014	2015	2016
Ownership days	11,309	12,674	13,390
Available days	11,216	12,482	13,329
Operating days	11,174	12,242	13,024
Fleet utilization	98.81%	96.59%	97.27%
TCE rates	$12,007	$8,770	$7,659
Daily vessel operating expenses	$4,477	$4,377	$3,698
Daily general and administrative expenses consisting of:	$1,179	$1,153	$1,149
(a) Daily management fees	$793	$849	$867
(b) Daily public company expenses	$386	$304	$282

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

Revenue is recognized as earned on a straight-line basis over the charter period in respect of charter agreements that provide for varying rates. The difference between the revenue recognized and the actual charter rate is recorded either as unearned revenue or accrued revenue (see “—Unearned Revenue / Accrued Revenue” below). Commissions (address and brokerage), regardless of charter type, are always charged to us and are deferred and amortized over the related charter period and are presented as a separate line item in revenues to arrive at net revenues in the accompanying consolidated statements of operations.

Revenues from our period time charters comprised 77.2%, 77.4% and 81.2%, respectively, of our charter revenues for the years ended December 31, 2014, 2015 and 2016. The revenues from our spot time charters comprised 22.8%, 22.6% and 18.8%, respectively, of our charter revenues for the years ended December 31, 2014, 2015 and 2016.

Unearned Revenue / Accrued Revenue

Unearned revenue as of December 31, 2016 includes: (i) cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date amounting to $2.0 million as of December 31, 2016 and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for variable charter rates amounting to $11 thousand.

Unearned revenue as of December 31, 2015 includes cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date amounting to $2.0 million as of December 31, 2015.

Accrued revenue as of December 31, 2016 includes: (i) accrued revenue of $0.2 million that represents revenue earned prior to cash being received and (ii) accrued revenue of $0.9 million that represents revenue earned prior to cash being received in respect of charter agreements that provide for variable charter rates.

Accrued revenue as of December 31, 2015 includes: (i) accrued revenue of $0.1 million that represents revenue earned prior to cash being received and (ii) accrued revenue of $0.9 million that represents revenue earned prior to cash being received in respect of charter agreements that provide for variable charter rates.

Commissions

We pay commissions currently ranging up to 5.0% on our period time and spot time charters, to unaffiliated ship brokers, other brokers associated with our charterers and to our charterers. These commissions are directly related to our revenues, from which they are deducted. The amount of our total commissions to unaffiliated ship brokers and other brokers associated with our charterers and to our charterers might grow, as revenues increase due to improving market conditions and delivery of our one remaining contracted newbuild vessel, as of February 17, 2017, or decrease as a result of deteriorating market conditions. These commissions do not include fees we pay to our Managers, which are described under “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet.”

Voyage Expenses

We charter our vessels primarily through period time charters and spot time charters under which the charterer is responsible for most voyage expenses, such as the cost of bunkers, port expenses, agents’ fees, canal dues, extra war risks insurance and any other expenses related to the cargo. We are responsible for the remaining voyage expenses such as draft surveys, hold cleaning, bunkers during ballast period or for vessel repositioning, postage and other minor miscellaneous expenses related to the voyage. We expect that our voyage expenses will continue to decrease in the future due to the decreasing number of vessels operated in the spot market, which involves decreasing vessel repositioning costs. We generally do not employ our vessels on voyage charters under which we would be responsible for all voyage expenses. We also record within voyage expenses the 4% United States federal tax we pay in respect of our U.S. source shipping income (imposed on gross income without the allowance for any deductions). In many cases, we recover these taxes from the charterers, and we record such recovered amounts within revenues.

Vessel Operating Expenses

Vessel operating expenses include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys, tonnage taxes and other minor miscellaneous items. We expect that our vessel operating expenses will slowly increase in the future as our fleet grows. Our crewing costs, which are a significant part of our vessel operating expenses, are expected to continue to increase in the future due to the limited supply and increase in demand for well-qualified crew. Furthermore, we expect that insurance costs, drydocking and maintenance costs will increase from the levels achieved in 2016 as our vessels age. A portion of our vessel operating expenses including crew wages paid to our Greek crew members are in currencies other than the U.S. dollar. These expenses may increase or decrease as a result of fluctuation of the U.S. dollar against these currencies.

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

As of December 31, 2015 and 2016, we capitalized interest amounting to $636,420 and $820,812 respectively.

Under our Management Agreements with our Managers, for purchases of vessels including with respect to each of our two remaining contracted newbuild vessels as of December 31, 2016, we will pay our Managers an acquisition fee of 1.0% on the contract price of the relevant vessel for our Manager’s services in connection with finalizing the contract and arranging for various regulatory approvals. The sale fees of 1.0% on the sale price due to the Managers pursuant to the Management Agreements arising from the sale transactions of the Stalo, the Kypros Unity and Hull No. 1551, the novation of Hull No. 1718, Hull No. 1552 and Hull No. 835 and the acquisition fee related to Hull No. 1551 have been waived. Refer to Notes 3 and 22 of the consolidated financial statements which are included elsewhere in this annual report for additional information on the above transactions. In addition, according to an agreement between us and our Managers, we pay our Managers a supervision fee in respect of each newbuild, of which 50% is payable upon the signing of the relevant supervision agreement, and 50% upon successful completion of the sea trials of each newbuild, for the on-premises supervision of all newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise. As of May 28, 2008 the supervision fee, for each newbuild, was $375,000, and as of May 29, 2011 the supervision fee was adjusted to $550,000. These amounts charged by our Managers are included as part of the vessel cost.

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

In May 2015, we entered into a one-year initial term management agreement with Safe Bulkers Management, with automatic one-year renewals for an additional two years. Pursuant to this agreement, the fixed fee was set at $975 per day per vessel and the variable fee on gross freight, charter hire, ballast bonus and demurrage was set to 0.0%.

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

We expect that the amount of our total management fees will increase following the delivery of our one contracted newbuild vessel as of February 17, 2017, and as a result of potential fleet expansion in the future.

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

Our analysis of the impairment test performed for the year ended December 31, 2015, indicated a variance of plus 68%, between actual net receipts during 2016 and net receipts forecast by the Company for the same period.

Our analysis of the impairment test performed for the year ended December 31, 2016, which also involved sensitivity tests on the future time charter rates (which is the input that is most sensitive to variations), allowing for variances of up to 14% depending on vessel type on time charter rates from the Company’s base scenario, indicated no impairment on any of our vessels that were held and used.

The Company has recorded an impairment loss of $17.2 million representing the advances paid for Hull No. 835 and for Hull No. 1551, the shipbuilding contracts of which were novated and agreed to be sold, respectively, during 2016, (refer to Notes 3 and 5 of the Financial Statements included elsewhere in this report). The Company has recorded an impairment loss of $12.9 million for the Stalo and Kypros Unity and an impairment loss of $9.9 million for Hull No. 1718 and Hull No. 1552, in total $22.8 million, as of December 31, 2015. The impairment loss of $12.9 million represented the difference from the measurement at the lower of the carrying amount of the Stalo and of the Kypros Unity against their respective fair value less cost to sell, as these vessels were classified as assets held for sale as of December 31, 2015. The impairment loss of $9.9 million represented the advances paid for Hull No. 1718 and for Hull No. 1552, the shipbuilding contracts of which were under negotiation to be novated as of December 31, 2015.

To assist investors in evaluating the possible impact on future results of operations if daily time charter rates do not improve from their current levels, the following table shows the effect on the Company’s impairment analysis of using the 3-year, 5-year and 15-year historical average daily rates as of December 31, 2016, as opposed to the impairment analysis conducted by the Company using the twelve month budgeted rates for the first twelve months of the unchartered period, the FFA rates for the second twelve months of the unchartered period and the historical 10-year average daily rates for the unchartered period thereafter until the end of the remaining useful life of the asset.

	3-Year	Impairment Charge	5-Year	Impairment Charge	15-Year	Impairment Charge
	Historical Average Daily Rates	(in USD million)	Historical Average Daily Rates	(in USD million)	Historical Average Daily Rates	(in USD million)
Panamax Class Vessels	$8,597	89.7	$9,119	89.7	$21,324	0.0
Kamsarmax Class Vessels	$9,113	48.2	$9,666	48.2	$22,603	0.0
Post Panamax Class Vessels	$9,628	220.8	$10,213	220.8	$23,883	0.0
Capesize Class Vessels	$13,034	51.0	$13,709	41.1	$38,238	0.0
Total		409.7		399.8		0.0

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

While the Company intends to continue to hold and operate its vessels, the following table presents the carrying values of the Company’s vessels and indicates whether their estimated fair market values, based on broker quotes, were below their carrying values as of December 31, 2015 and 2016. The carrying value of each of the Company’s vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. The Company’s estimates of market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind. In addition, because vessel market values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record impairment for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying value is not recoverable. The Company believes that the undiscounted projected net operating cash flows over the estimated remaining useful lives for those vessels that have experienced declines in estimated fair market values, based on broker quotes, below their carrying values exceed such vessels’ carrying values as of December 31, 2016. Accordingly, the Company has not recorded an impairment charge, in relation to those vessels as of December 31, 2016.

To assist investors in evaluating the possible impact on future results of operations, the following table shows the number of vessels whose fair market value, based on broker quotes, was below their carrying value compared to the number of vessels whose fair market value, based on broker quotes, exceeded their carrying value and their aggregate carrying value in each case, as of December 31, 2015 and December 31, 2016, respectively.

	As of December 31, 2015		As of December 31, 2016
	Number of vessels	Aggregate Carrying Value	Number of vessels	Aggregate Carrying Value
		($ US Million)		($ US Million)
Vessels whose fair market value, based on broker quotes, was below their carrying value	34(1)	988.2	37(2)	1,038.7
Vessels whose fair market value, based on broker quotes, exceeded their carrying value	0	0	0	0
Total	34	988.2	37	1,038.7

(1) As of December 31, 2015, the aggregate carrying value of these 34 vessels was $388.7 million more than their fair market value, based on broker quotes.
(2) As of December 31, 2016, the aggregate carrying value of these 37 vessels was $436.3 million more than their fair market value, based on broker quotes.

Recent accounting pronouncements

Refer to Note 2 of the consolidated financial statements included elsewhere in this annual report.

Results of Operations

Year ended December 31, 2016 compared to year ended December 31, 2015

During the year ended December 31, 2016, we had an average of 36.6 drybulk vessels in our fleet. During the year ended December 31, 2015, we had an average of 34.7 drybulk vessels in our fleet.

During the year ended December 31, 2016, we acquired Troodos Air and Troodos Sun, both Post-Panamax class newbuild vessels, and Kypros Spirit, a Panamax class newbuild vessel and we sold Stalo and Kypros Unity, a Post-Panamax and a Panamax vessel, respectively.

During the year ended December 31, 2015, we acquired Kypros Bravery, Kypros Sky, Kypros Loyalty, all three Panamax class newbuild vessels, and Pedhoulas Cherry, a Kamsarmax class newbuild vessel.

Revenues

Revenues decreased by 13.9%, or $18.4 million, to $114.0 million during the year ended December 31, 2016 from $132.4 million during the year ended December 31, 2015, as result of the net effect of the following factors: (i) a decrease in the TCE rate for 2016 by 12.7% to $7,659, compared to $8,770 for 2015 due to the decrease in prevailing charter rates, and (ii) an increase in operating days for the year ended December 31, 2016 by 6.4% to 13,024 days, compared to 12,242 days for the year ended December 31, 2015, due to deliveries of the vessels Troodos Air, Troodos Sun, and Kypros Spirit.

Commissions

Commissions to unaffiliated ship brokers, other brokers associated with our charterers and our charterers during the year ended December 31, 2016 amounted to $4.2 million, a decrease of $0.9 million, or 17.6%, compared to $5.1 million during the year ended December 31, 2015. Commissions as a percentage of revenues remained rather stable, at 3.7% of revenues during the year ended December 31, 2016 compared to 3.8% of revenues during the year ended December 31, 2015.

Vessel operating expenses

Vessel operating expenses decreased by 10.8% to $49.5 million during the year ended December 31, 2016 from $55.5 million during the year ended December 31, 2015, notwithstanding the 5.6% increase of ownership days from 12,674 in 2015 to 13,390 in 2016. Consequently, daily operating expenses, which are defined as operating expenses per vessel per ownership day, decreased by 15.5% to $3,698 during the year ended December 31, 2016 from $4,377 during the year ended December 31, 2015.

Vessel operating expenses decrease was primarily attributed to the following:

(i)	decrease in repairs, maintenance and dry-docking costs by 54.8% to $2.8 million in 2016, compared to $6.2 million in 2015, attributed to several reasons including decreased number of dry-dockings of vessels, decreased average cost per dry-docking, price reductions in several technical services and overall optimization of fleet repairs in 2016 compared to 2015;

(ii)	decrease in cost for spares, stores and provisions by 16.7% to $7.0 million in 2016, compared to $8.4 million in 2015, attributed, amongst other things, to supply optimization and reduced overall cost for spares and stores;

(iii)	decrease in insurance cost by 12.2% to $3.5 million in 2016, compared to $3.9 million in 2015, primarily due to reduced insurance premiums; and

(iv)	decrease in cost for lubricants by 7.3% to $3.8 million in 2016, compared to $4.1 million in 2015 due to reduced lubricant prices and supply optimization.

Depreciation

Depreciation expense increased by 5.1% to $49.5 million during the year ended December 31, 2016, compared to $47.1 million during the year ended December 31, 2015, due to the increase in the average number of vessels from 34.7 during the year ended December 31, 2015 to 36.6 during the year ended December 31, 2016.

General and administrative expenses

General and administrative expenses increased by 5.5% to $15.4 million during the year ended December 31, 2016, compared to $14.6 million during the year ended December 31, 2015. The increase of $0.8 million is due to the net effect of: (i) the increase in the management fees charged by our Manager of $11.7 million in 2016 from $10.8 million in 2015 mainly as a result of the increased ownership days of 13,390 in 2016, from 12,674 in 2015; and (ii) the marginal decrease in expenses incurred related to our operation as a public company of $3.8 million in 2016, from $3.9 million in 2015.

Daily general and administrative expenses remained largely unchanged at $1,149, during the year ended December 31, 2016 from $1,153, during the year ended December 31, 2015.

Daily management fees, which are the part of daily general and administrative expenses payable to our Managers, increased by 2.1% to $867 during the year ended December 31, 2016, from $849 during the year ended December 31, 2015.

Daily public company expenses, which are the part of daily general and administrative expenses payable for our operations as a public company decreased by 7.2% to $282 during the year ended December 31, 2016, from $304 during the year ended December 31, 2015.

Interest expense

Interest expense increased by 67.5% to $19.6 million during the year ended December 31, 2016, compared to $11.7 million, during the year ended December 31, 2015. This was the result of the combination of: (i) the increase in average loans outstanding of $609.6 million during the year ended December 31, 2016, compared to the average loans outstanding of $556.1 million during the year ended December 31, 2015 and (ii) the increase in the weighted average interest rate of our outstanding indebtedness of 3.290% per annum (“p.a.”) for the year ended December 31, 2016 compared to the weighted average interest rate of our outstanding indebtedness of 2.184% p.a. for the year ended December 31, 2015. The total principal amount of loans outstanding as of December 31, 2016 was $587.7 million, compared to $671.7 million as of December 31, 2015.

Loss on derivatives

Loss on derivatives of $0.6 million during the year ended December 31, 2016 compared to loss of $1.7 million during the year ended December 31, 2015, resulted from (i) a decrease in the realized loss of interest rate derivatives of $1.0 million during the year ended December 31, 2016 from $2.3 million during the same period of 2015, and (ii) a marginal change in the gain from the mark-to-market valuation of interest rate swap transactions of $0.4 million for the year ended December 31, 2016 compared to $0.6 million for the year ended December 31, 2015.

As of December 31, 2016, the aggregate notional amount of interest rate swap transactions outstanding was $112.1 million, compared to $148.6 million as of December 31, 2015. These swaps economically hedged the interest rate exposure of 23.6% of the Company’s aggregate loans outstanding as of December 31, 2016 that bear interest at LIBOR. The mark-to-market valuation of these interest rate swap transactions at the end of each period is affected by the prevailing comparable interest rates at that time.

Voyage expenses

During the year ended December 31, 2016, we recorded voyage expenses of $7.7 million, compared to $17.9 million during the year ended December 31, 2015, a 57.0% decline, mainly due to a decrease in vessel repositioning expenses and lower fuel prices.

Loss from inventory valuation

During the year ended December 31, 2016, we recorded no effect from the valuation of the bunkers remaining on board our vessels, compared to a loss of $1.4 million during the same period ended December 31, 2015 as a result of the decline of bunker market prices during that period.

Impairment loss

Impairment loss amounted to $17.2 million for the year ended December 31, 2016, compared to $22.8 million for the year ended December 31, 2015. During the year ended December 31, 2016 the recorded impairment loss was a result of the write-off of the advances paid with respect to the shipbuilding contract of Hull No. 835 and the sale upon delivery of Hull No. 1551, following the agreed novation of Hull No. 835 and sale upon delivery of Hull No. 1551. During the year ended December 31, 2015, the recorded impairment loss of $22.8 million was the result of the impairment of $9.9 million from the assessment of the potential novation of the newbuilding contracts of Hull No. 1552 and Hull No. 1718 as probable, and of the impairment loss of $12.9 million which represented the difference from the measurement at the lower of the carrying amount of the Stalo and of the Kypros Unity against their respective fair value less cost to sell, as these vessels were classified as assets held for sale as of December 31, 2015.

Year ended December 31, 2015 compared to year ended December 31, 2014

During the year ended December 31, 2015, we had an average of 34.7 drybulk vessels in our fleet. During the year ended December 31, 2014, we had an average of 31.0 drybulk vessels in our fleet.

During the year ended December 31, 2015, we acquired Kypros Bravery, Kypros Sky, Kypros Loyalty, all three Panamax class newbuild vessels, and Pedhoulas Cherry, a Kamsarmax class newbuild vessel.

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

(v)	the increase in repairs, maintenance and dry-docking costs by 44.2% to $6.2 million in 2015, compared to $4.3 million in 2014, due to the increased number of dry-dockings of vessels in 2015 compared to 2014.

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

Loss on derivatives

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

Impairment loss

Impairment loss amounted to $22.8 million for the year ended December 31, 2015, compared to zero for the year ended December 31, 2014, as a result of the impairment of $9.9 million from the assessment of the potential novation of the newbuilding contracts of Hull No. 1552 and Hull No. 1718 as probable and of the impairment loss of $12.9 million which represented the difference from the measurement at the lower of the carrying amount of the Stalo and of the Kypros Unity against their respective fair value less cost to sell, as these vessels were classified as assets held for sale as of December 31, 2015.

B.	Liquidity and Capital Resources

As of December 31, 2016, we had liquidity of $104.8 million consisting of $93.6 million in cash and bank time deposits and $11.2 million in restricted cash.

As of December 31, 2016, we had an aggregate additional financing capacity of $41.7 million, consisting of $24.8 million available under a sale and leaseback financing arrangement for Hull No. 1146 and of $16.9 million under an agreement to issue preferred equity to an unaffiliated investor in 2018 in respect of Hull No. 1552.

As of December 31, 2016, the existing fleet consisted of 37 vessels and we had contracted to acquire Hull No. 1146 during 2017, acquire and sell upon delivery Hull No. 1551 during 2017 and acquire Hull No. 1552 during 2018. Hull No. 1146 and Hull No. 1551 were delivered in January 2017. The sale of Hull No. 1551 was consummated in January 2017.

As of December 31, 2016, the remaining capital expenditure requirements were $69.6 million, consisting of $47.9 million payable in 2017, including an amount of $20.5 million for newbuild Hull No. 1551 which was sold for the same amount in January 2017 upon delivery and $21.7 million payable in 2018.

As of December 31, 2016, we had aggregate debt outstanding of $587.7 million, of which $13.3 million was the current portion of long term debt payable within the next 12 months.

As of February 17, 2017, we had liquidity of $114.0 million consisting of $101.9 million in cash and bank time deposits and $12.1 million in restricted cash.

As of February 17, 2017, we had an additional financing capacity of $16.9 million under an agreement to issue preferred equity to an unaffiliated investor in 2018 in respect of Hull No. 1552.

As of February 17, 2017, the existing fleet consisted of 38 vessels and we had contracted to acquire one newbuild with Hull No. 1552 scheduled to be delivered in 2018.

As of February 17, 2017, the remaining capital expenditure requirements amounted to $32.4 million, consisting of $5.1 million payable in 2017 and $27.3 million payable in 2018.

Our primary liquidity needs are to fund capital expenditures in relation to newbuild contracts, financing expenses, debt repayment, vessel operating expenses, general and administrative expenses and dividend payments to our stockholders. We anticipate that our primary sources of funds will be existing cash and cash equivalents as of December 31, 2016 of $93.6 million, restricted cash of $11.2 million, cash from operations, additional financing capacity of $41.7 million and, possibly, equity financing.

In our opinion, as of February 17, 2017, the contracted cash flow from operations and the existing cash and cash equivalents will be sufficient to fund the operations of our fleet and any other present financial requirements of the Company, including our working capital requirements, and the capital expenditure requirements through the end of 2017. However, during 2018, we may seek additional indebtedness to partially fund our capital expenditure requirements in order to maintain a strong cash position. To the extent that market conditions deteriorate, charterers may default or seek to renegotiate charter contracts, and vessel valuations may decrease, resulting in a breach of our debt covenants. In such case our contracted revenues may decrease and we may be required to make additional prepayments under existing loan facilities, resulting in additional financing needs. If we acquire additional vessels, our capital expenditure requirements will increase and we will need to rely on existing cash and time deposits and operating cash surplus. If we are unable to obtain additional indebtedness, or to find alternative financing, we will not be capable of funding our commitments for capital expenditures relating to our contracted newbuild vessel. A failure to fulfill our commitment would generally result in a forfeiture of the advances we paid to the shipyard with respect to the contracted newbuild vessel. In addition, we may also be liable for other damages for breach of contract. Examples of such liabilities could include payments to the shipyard or the third party seller for the difference between the forfeited advance and the amount that remains to be paid by us if the shipyard or the third party seller cannot locate a third-party buyer that is willing to pay an amount equal to the difference or compensatory payments by us to any charter parties with whom we have entered into charters with respect to the contracted newbuild. Such events could adversely impact the dividends we intend to pay, and could have a material adverse effect on our business, financial condition and results of operation.

We paid dividends to our common stockholders each quarter between the date of our initial public offering in June 2008 and the second quarter of 2015. We have not paid any dividends to our common stockholders since the second quarter of 2015. During 2016, we declared and paid four quarterly consecutive dividends of $0.50 per share for each, of Series B Preferred Shares, totaling $3.1 million, of Series C Preferred Shares, totaling $4.6 million, and of Series D Preferred Shares, totaling $6.4 million.

Our future liquidity needs will impact our dividend policy. We currently intend to use a portion of our free cash to pay dividends to our stockholders. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to our growth and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in our existing and future debt instruments; and (v) global financial conditions. Dividends on our common stock might continue not to be paid in the future. In addition, cash dividends on our common stock are subject to the priority of dividends on our Preferred Shares.

Cash Flows

Cash and cash equivalents decreased to $81.6 million as of December 31, 2016, compared to $130.7 million as of December 31, 2015. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to $13.5 million in 2016, consisting of net income after non-cash items of $16.2 million less an increase in working capital of $2.7 million.

Net cash provided by operating activities amounted to $25.5 million in 2015, consisting of net income after non-cash items of $24.6 million plus a decrease in working capital of $0.9 million.

Net cash provided by operating activities amounted to $43.7 million in 2014, consisting of net income after non-cash items of $57.5 million less an increase in working capital of $13.8 million.

Net Cash (Used in)/Provided by Investing Activities

Net cash flows provided by investing activities were $21.3 million for the year ended December 31, 2016 compared to $182.2 million used in investing activities for the year ended December 31, 2015. The increase in cash flows provided by investing activities of $203.5 million from 2015 is mainly attributable to the following factors: (i) a decrease of $65.1 million in payments for vessel acquisitions and advances for vessels under construction during the year ended December 31, 2016 compared to the same period of 2015; (ii) a net decrease in restricted cash of $62.6 million during the year ended December 31, 2016, compared to a net increase of $57.1 million during the year ended December 31, 2015; (iii) $29.0 million proceeds from asset sales during the year ended December 31, 2016, compared to no proceeds during the year ended December 31, 2015, and (iv) a net increase of $12 million in time deposits during the year ended December 31, 2016, compared to a net decrease of $1.5 million during the same period of 2015.

Net cash flows used in investing activities were $182.2 million for the year ended December 31, 2015 compared to $67.0 million for the year ended December 31, 2014. The increase in cash flows used in investing activities of $115.2 million from 2014 is mainly attributable to the following factors: (i) a decrease of $22.8 million in payments for vessel acquisitions and advances for vessels under construction during the year ended December 31, 2015 compared to the same period of 2014; (ii) a net increase in restricted cash of $57.1 million during the year ended December 31, 2015, compared to a net increase of $7.0 million during the year ended December 31, 2014; (iii) no proceeds from asset purchase cancellation during the period ended December 31, 2015, compared to $36.3 million during the year ended December 31, 2014, and (iv) a zero effect on long term investments during the year ended December 31, 2015, compared to an increase in long term investments of $50.0 million during the same period of 2014, due to the maturity of a floating rate note.

Net Cash Provided by/(Used in) Financing Activities

Net cash flows used in financing activities were $83.9 million for the year ended December 31, 2016, compared to net cash flows provided by financing activities of $180.1 million for the year ended December 31, 2015. This decrease of $264.0 million, compared to the year ended December 31, 2015, is mainly attributable to the following factors: (i) a decrease of $95.2 million in long term debt principal payments; (ii) a decrease in long-term debt proceeds of $382.5 million; (iii) a decrease in dividends paid of $3.5 million; (iv) $16.1 million net proceeds from the issuance of common stock during the year ended December 31, 2016, compared to no proceeds during the year ended December 31, 2015; (v) a decrease in payments of deferred financing costs of $4.9 million and (vi) an increase of $1.2 million in repurchase of common and preferred shares.

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

Credit Facilities

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt. We or our subsidiaries have generally entered into credit facilities in order to finance the acquisition of our vessels, to refinance existing indebtedness and for general corporate purposes. In 2016, (a) three of our subsidiaries entered into a credit facility which was used to refinance existing credit facilities and (b) one of our subsidiaries utilized a credit facility, which it had entered into in 2015, to refinance part of the purchase price of a newbuild vessel that was delivered in 2016.

The durations from drawdown of our 15 credit facilities outstanding on December 31, 2016, ranged from three to 12 years. They are generally repaid by quarterly or semi-annual principal installments and a balloon payment due on maturity, with the exception of two credit facilities which are repaid by semi-annual principal installments without balloon payments and four that are deemed to be repaid by principal installments every 45 days and a balloon payment due on maturity. We generally pay interest at LIBOR plus a margin, except for six facilities, under four of which principal amounts are deemed to bear fixed interest and under two of which a portion of the principal amounts bear interest at the Commercial Interest Reference Rate published by the Organization for Economic Co-operation and Development applicable on the date of signing of the relevant loan agreements. The obligations under our credit facilities are secured by, among other types of security, first priority mortgages over the vessels owned by the respective borrower subsidiaries, first priority assignments of all insurances and earnings of the mortgaged vessels and guarantees by us.

During 2016, we drew down loans totaling $64.5 million and we repaid $148.5 million of our indebtedness. As of December 31, 2016, we had 15 outstanding credit facilities with a combined outstanding balance of $587.7 million. These debt facilities had maturity dates between 2018 and 2025. For a description of our debt facilities as of December 31, 2016, please see Note 7 to our financial statements included elsewhere in this annual report. During 2017, we are scheduled to repay approximately $13.3 million of our long-term debt outstanding as of December 31, 2016.

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

Our existing credit facilities also require certain of our subsidiaries to maintain financial ratios and satisfy financial covenants. Depending on the credit facility, certain of our subsidiaries are subject to financial ratios and covenants requiring that these subsidiaries:

•	meets the Minimum Value Covenant;

•	maintain a minimum cash balance per vessel with the respective lender from $250,000 to $1,000,000 as the case may be; and

•	ensure that we comply with certain financial covenants under the guarantees described below.

In addition, under guarantees we have entered into with respect to certain of our subsidiaries’ existing credit facilities, we are subject to financial covenants. Depending on the guarantee, these financial covenants include the following:

•	our total consolidated liabilities divided by our total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment, and the book value of all other assets) (the “Consolidated Leverage Covenant”) must not exceed 90%, until December 31, 2017 and 85% applicable as of January 1, 2018 onwards, for credit facilities outstanding with commercial financing institutions and 80% for credit facilities outstanding with government owned export credit institutions;

•	our total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment, and the book value of all other assets) less its total consolidated liabilities (the “Net Worth Covenant”) must not be less than $150,000,000, applicable as of January 1, 2017 onwards for credit facilities outstanding with government owned export credit institutions. For credit facilities outstanding with commercial financing institutions the Net Worth Covenant is waived until December 31, 2017 subject to a minimum fleet size of 30 vessels and must not be less than $150,000,000, applicable as of January 1, 2018 onwards;

•	the ratio of our EBITDA over consolidated interest expense (the “EBITDA Covenant”) must not be less than 2.0:1, on a trailing 12 months’ basis, applicable as of January 1, 2018 onwards, for credit facilities outstanding with commercial financing institutions;

•	the ratio of our aggregate debt to EBITDA must not exceed 5.5:1 on a trailing 12 months’ basis, applicable as of January 1, 2018 onwards for credit facilities outstanding with government owned export credit institutions;

•	our consolidated debt must not exceed $650,000,000 on December 31, 2016, $610,000,000 on June 30, 2017 and $605,000,000 on December 31, 2017 for credit facilities outstanding with government owned export credit institutions;

•	payment of dividends is subject to no event of default having occurred and be continuing or would occur as a result of the payment of such dividends; and

•	a minimum of 35%, of our shares shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities.

The Consolidated Leverage Covenant, EBITDA covenant and Net Worth Covenant do not apply to the loan facility with our subsidiary Shikokuepta Shipping Inc., and the EBITDA covenant does not apply to financing agreements entered into by our subsidiaries Maxeikosi Shipping Corporation, Maxeikosiena Shipping Corporation, Maxeikositria Shipping Corporation, Youngone Shipping Inc. and Youngtwo Shipping Inc.

As of December 31, 2016, the Company was in compliance with all debt covenants with respect to its loan and credit facilities.

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

Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for drybulk vessel services. During 2016, the BDI experienced significant volatility, reaching an all-time low of 290 on February 10, 2016 and a high of 1,257 on November 18, 2016.

As of February 17, 2017 the BDI was 741.

The decline and volatility in charter rates in the drybulk market reflects in part the fact that the supply of drybulk vessels in the market has been increasing. Demand for drybulk vessel services is influenced by global financial conditions. Global financial conditions remain volatile and demand for drybulk services may decrease in the future. There has been a pattern of volatility in recent years. For example, after reaching historical highs in mid-2008, charter hire rates for Panamax and Capesize drybulk vessels reached near historically low levels. For example, the BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94% within a single calendar year. See also “Item 3. Key Information—D. Risks Inherent in Our Industry and Our Business—The international drybulk shipping industry is cyclical and volatile, and charter rates during 2016 were significantly lower than their highs in the middle of 2008 reaching recently all-time lows; these factors may lead to further reductions and volatility in our charter rates, vessel values and results of operations.” In response to the volatile market conditions, we seek to strengthen our charter coverage. As of February 17, 2017, 33 of our 38 vessels are employed or scheduled to be employed in period time charters with outstanding duration of more than three months. Additionally, we believe we have structured our capital expenditure requirements, debt commitments and liquidity resources in a way that will provide us with financial flexibility (see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” for more information).

Our TCE rate for the periods ended December 31, 2014, 2015 and 2016 was $12,007, $8,770 and $7,659 respectively, as a result of expiration or early redelivery of long period time charters, contracted at charter rates above the market in previous years with Daiichi and Kawasaki Kisen Kaisha, and our increasing exposure to prevailing weak spot market conditions. During 2014, none of our charterers accounted individually for more than 10% of our total revenues. During 2015, two of our charterers accounted for 23.46% of our revenues, namely Oldendorff Gmbh and Co. KG and Global Chartering Ltd, with each one accounting for more than 10% of total revenues. During 2016, two of our charterers accounted for 22.54% of our revenues, namely Glencore Grain B.V. and Co. KG and Global Chartering Ltd, with each one accounting for more than 10% of total revenues.

During 2016, 28% of our revenue was derived from three vessels with long period time charters, contracted in previous years with original durations of 10 to 20 years and with a weighted average TCE rate of $28,901. The remaining 72% of our revenue was derived from the employment of 36 vessels, two of which were sold in March, 2016, under spot and period time charters with original durations up to 10 years with a TCE rate of $5,766.

As of February 17, 2017, we had a total of 38 vessels in our fleet and expected to take delivery of one additional newbuild vessel in 2018. As of February 17, 2017, we have contracted 59% of our expected ownership days for the remainder of 2017. Our contracted TCE rate for the remainder of 2017, calculated on the basis of all existing contracts and customary assumptions in relation to voyage expenses, as of February 17, 2017, was $9,472.

Our employment profile as of February 17, 2017, included three period time charterer contracts contracted in previous years with original durations of 10 to 20 years, with an average expected remaining charter duration of 8.7 years and with an expected TCE rate for the remainder of 2017 of $28,700, and 35 spot and period time charters with an expected average remaining charter duration of 7.2 months, and an expected TCE rate of $6,497. Vessels whose charters expire or are early redelivered or terminated within 2017 will be chartered at prevailing charter market conditions, which may substantially influence our revenues, the valuation of our vessels, our results of operations and our dividend distributions.

As of February 17, 2017 we had not received any notice of early redelivery or termination for any of our charters.

E.	Off-Balance Sheet Arrangements

As of December 31, 2016, we did not have any off-balance sheet arrangements.

F.	Contractual Obligations

Our contractual obligations as of December 31, 2016 were:

	Total	Less than 1 year (2017)	1-3 years (2018-2019)	3-5 years (2020-2021)	More than 5 years (after January 1, 2022)
	(in thousands of U.S. dollars)
Long-term debt obligations	$587,665	$13,264	$87,060	$248,449	$238,892
Interest payments (1)	119,073	22,568	42,237	34,183	20,085
Payments to our Managers (2) (3)	20,863	14,628	6,235	—	—
Newbuild contracts (3)	69,640	47,869	21,771	—	—
Total	797,241	98,329	157,303	282,632	258,977

(1)	Amounts shown reflect estimated interest payments we expect to make with respect to our long-term debt obligations and interest rate swaps. The interest payments reflect an assumed LIBOR-based applicable interest rate of 1.31767% (the six-month LIBOR rate as of December 31, 2016), plus the relevant margin of the applicable credit facility and the estimated net settlement of our interest rate swaps. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources—Interest Rate Swaps” for more information.

(2)	Represents the fixed fee of $975 per vessel per day based on charter agreements in place as of December 31, 2016, based on the management fees effective as of May 29, 2016. In addition, it includes amounts payable to our Managers under the Management Agreements in respect of the acquisition fee for the one newbuild vessel and the supervision fee for the one newbuild vessel which is described elsewhere herein. The levels of the above-mentioned fees are subject to adjustment every year and will be agreed upon between us and our Managers. The fees shown in the table above do not take into account any potential future changes to the fees. Pursuant to the terms of the Management Agreements, the Managers provide executive officers at no cost. To the extent that the Managers do not provide executive officers, but instead we employ executive officers directly, the management fee is reduced by an amount equal to the aggregate cost of compensation and benefits and other incidental costs borne as a result of employing the executive officers directly. The fees shown in the table above do not take into account any such reductions.

(3)	Includes contractual payments for Hull No. 1551.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth, as of February 17, 2017, information regarding our directors and executive officers.

Name	Age	Position
Polys Hajioannou	50	Chief Executive Officer, Chairman of the Board and Class I Director
Dr. Loukas Barmparis	54	President, Secretary and Class II Director
Konstantinos Adamopoulos	54	Chief Financial Officer and Class III Director
Ioannis Foteinos	58	Chief Operating Officer and Class I Director
Christos Megalou	57	Class II Director
Frank Sica	66	Class III Director
Ole Wikborg	61	Class I Director

Certain biographical information about each of these individuals is set forth below. The term of our Class I directors expires in 2018, the term of our Class II directors expires in 2019 and the term of our Class III directors expires in 2017.

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

Dr. Loukas Barmparis is our President and Secretary and has been a member of our board of directors since 2008. Dr. Barmparis also serves as the technical manager of Safe Bulkers Management Ltd, which he joined in December 2016. Between 2009 and 2016 he was the technical manager of Safety Management Overseas S.A. Until 2009 he was the project development manager of the affiliated Alassia Development S.A., responsible for renewable energy projects. Prior to joining our

Manager and Alassia Development S.A., from 1999 to 2005 and from 1993 to 1995, Dr. Barmparis was employed at N. Daskalantonakis Group, Grecotel, one of the largest hotel chains in Greece, as technical manager and project development general manager. During the interim period between 1995 and 1999, Dr. Barmparis was employed at Exergia S.A. as an energy consultant. Dr. Barmparis holds a master of business administration (“M.B.A.”) from the Athens Laboratory of Business Administration, a doctorate from the Imperial College of Science Technology and Medicine, a master of applied science from the University of Toronto and a diploma in mechanical engineering from the Aristotle University of Thessaloniki.

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

Christos Megalou is a member of our Board of Directors and serves as a member of our audit and our corporate governance, nominating and compensation committee. Mr. Megalou is the Managing Director of the Tite Capital Limited and has been a Distinguished Fellow of the Global Federation Of Competitiveness Councils in Washington DC since 2016. Since 2015 Mr. Megalou served as senior advisor to Fairfax Financial Holdings. From 2013 to 2015, Mr. Megalou served as the Chief Executive Officer and Chairman of the Executive Board of Eurobank Ergasias SA and was the Deputy Chairman of the Hellenic Bank Association in Greece. From 2010 to 2013, Mr. Megalou served as Chairman of the Hellenic Bankers Association in the UK. From 1997 to 2013, he was Vice-Chairman of Southern Europe, Co-head of Investment Banking for Southern Europe and Managing Director in the Investment Banking Division of Credit Suisse in London. From 1991 to 1997, he was a Director at Barclays de Zoete Wedd. From 1991 to 1996, he was Deputy Chairman of the British Hellenic Chamber of Commerce. He started his career in 1984 as an auditor in Arthur Andersen in Athens. Mr. Megalou graduated with a BSc of Economics from the University of Athens and holds an MBA in Finance from Aston University in Birmingham United Kingdom.

Frank Sica has been a member of our board of directors and of our corporate governance, nominating and compensation committee, and a member and chairman of our audit committee, since 2008. Mr. Sica has served as a Partner at Tailwind Capital, a private equity firm since 2006. From 2004 to 2005, Mr. Sica was a Senior Advisor to Soros Private Funds Management. From 1998 to 2003, Mr. Sica worked at Soros Fund Management where he oversaw the direct real estate and private equity investment activities of Soros. From 1988 to 1998, Mr. Sica was a Managing Director at Morgan Stanley. Mr. Sica is a graduate of Wesleyan University, where he received a B.A. degree, and of the Amos Tuck School of Business at Dartmouth College, where he received his M.B.A. Mr. Sica is also director of CSG Systems International, an account management and billing software company for communication industries, JetBlue Airways Corporation, a commercial airline, and Kohl’s Corporation, an owner and operator of department stores.

Ole Wikborg has been a member of our board of directors and of our audit committee and corporate governance, nominating and compensation committee since 2008. Mr. Wikborg has been involved in the marine and shipping industry in various capacities for over 35 years. Since 2002, Mr. Wikborg has served as a director and senior underwriter of the Norwegian Hull Club, based in Oslo, Norway. He was a member of the Norwegian Hull Club management team from 2002 to 2016, when he moved to London to take up the position as the head of the London branch of Norwegian Hull Club, established that year. From 2002 to 2006, Mr. Wikborg also served as a member and chairman of the Ocean Hull Committee of the International Union of Marine Insurance (IUMI). Since 2006, he has served as Vice President and a member of the Executive Board of the IUMI and, he was elected as President of IUMI from 2010 to 2014. Since 1997, Mr. Wikborg has served as a board member of the Central Union of Marine Insurers, based in Oslo, and was that organization’s Chairman from 2009 to 2013. From 1997 until 2002, Mr. Wikborg served as the senior vice president and manager of the marine and energy division of the Zurich Protector Insurance Company ASA. Prior to his carrier in marine insurance, Mr. Wikborg served in the Royal Norwegian Navy, attaining the rank of Lieutenant Commander.

B.	Compensation of Directors and Senior Management

Our Managers, pursuant to the terms of the applicable Management Agreements, have historically provided to us our executive officers at no cost. For the year ended December 31, 2016, certain executive officers and senior management were employed directly by us, in which case the management fees payable by us to the Managers were reduced by an amount equal to the aggregate costs of compensation and benefits and other incidental costs borne by us as a result of such employment. The aggregate costs of compensation and benefits and other incidental costs of executive officers and senior management employed directly by the Company for the year ended December 31, 2016, was $1.7 million. For a discussion of the fees payable to our Managers, refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements.” Also, we do not have any service contracts with any of our non-executive directors that provide for benefits upon termination of their services.

Non-executive independent directors of the Company are paid an annual fee in the amount of $40,000 plus reimbursement for their out-of-pocket expenses.

In addition, the chairman of the audit committee, Frank Sica, receives the annual equivalent of $60,000 in the form of shares of our common stock. Ole Wikborg and Christos Megalou receive the annual equivalent of $30,000 in the form of shares of our common stock.

No amounts are set aside or accrued by us to provide pension, retirement or similar benefits.

C.	Board Practices

As of December 31, 2016, we had seven members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. None of our directors is a party to service contracts with us providing for benefits upon termination of employment. Information regarding the period which each director served and the date of expiration of each director’s current term is available in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

During the fiscal year ended December 31, 2016, the full board of directors held four meetings. Each director attended all of the meetings of committees of which the director was a member in person or electronically. Our board of directors has determined that each of Messrs. Sica, Megalou and Wikborg are independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the SEC. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the chairman of the audit committee, Mr. Frank Sica, or to the chairman of the corporate governance, nominating and compensation committee, Mr. Ole Wikborg, may do so by writing to our Secretary, Dr. Loukas Barmparis, Safe Bulkers, Inc., e-mail: directors@safebulkers.com.

Corporate Governance

The board of directors and our Company’s management have engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NYSE and the SEC.

We have adopted a number of key documents that are the foundation of the Company’s corporate governance, including:

•	a Code of Business Conduct and Ethics for all officers and employees, which incorporates a Code of Ethics for directors and a Code of Conduct for corporate officers;

•	a Corporate Governance, Nominating and Compensation Committee Charter; and

•	an Audit Committee Charter.

These documents and other important information on our governance are posted on our website and may be viewed at http://www.safebulkers.com. We will also provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of our Secretary, Dr. Loukas Barmparis, Safe Bulkers, Inc., e-mail: directors@safebulkers.com.

Committees of the Board of Directors

Audit committee

Our audit committee consists of Ole Wikborg, Christos Megalou and Frank Sica, as chairman. Our board of directors has determined that Frank Sica qualifies as an audit committee “financial expert,” as such term is defined in Regulation S-K promulgated by the SEC. The audit committee is responsible for:

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

Our corporate governance, nominating and compensation committee consists of Christos Megalou, Frank Sica and Ole Wikborg, as chairman. The corporate governance, nominating and compensation committee is responsible for:

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

Our executive officers are provided by our Managers. As of December 31, 2016, approximately 733 people served on board the vessels in our fleet, and our Managers employed approximately 87 people on shore.

E.	Share Ownership

The common stock and Preferred Shares beneficially owned by our directors and executive officers and/or companies affiliated with these individuals is disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below.

Equity Compensation Plans

We have agreed to provide the chairman of the audit committee, Mr. Frank Sica, as part of his remuneration, the annual equivalent of $60,000 in the form of shares of our common stock, and our non-executive independent directors, Mr. Ole Wikborg and Mr. Christos Megalou, as part of their remuneration, the annual equivalent of $30,000 each, in the form of shares of our common stock.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock and Preferred Shares as of February 17, 2016 held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;

•	our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 17, 2017 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership for each stockholder is based on 99,277,715 shares of common stock outstanding as of February 17, 2017. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Identity of Person or Group	Number of Shares of Common Stock Owned	Percentage of Common Stock	Number of Shares of Series B Preferred Shares	Percentage of Series B Preferred Shares	Number of Shares of Series C Preferred Shares	Percentage of Series C Preferred Shares	Number of Shares of Series D Preferred Shares	Percentage of Series D Preferred Shares
5% Beneficial Owners:
Vorini Holdings Inc.(1)	19,426,015	19.57%	—	—	—	—	—	—
Bellapais Maritime Inc.(2)	5,000,000	5.04%	—	—	—	—	—	—
Kyperounta Maritime Inc.(2)	5,000,000	5.04%	—	—	—	—	—	—
Lefkoniko Maritime Inc.(2)	5,000,000	5.04%	—	—	—	—	—	—
Akamas Maritime Inc.(2)	8,953,414	9.02%	—	—	—	—	—	—
Chalkoessa Maritime Inc.(2)	5,000,000	5.04%	200,000	13.41%	—	—	—	—
Nicolaos Hadjioannou(3)	22,426,015	22.59%	—	—	—	—	—	—
Officers and Directors:							—	—
Polys Hajioannou(4)	48,379,429	48.73%	280,000	18.77%	72,000	3.13%	155,000	4.84%
Dr. Loukas Barmparis	—	—	*	*	*	*	*	*
Konstantinos Adamopoulos	—	—	*	*	*	*	*	*
Ioannis Foteinos	*	*	*	*	*	*	*	*
Frank Sica	*	*	*(5)	*	*	*	*	*
Ole Wikborg	*	*	—	—	—	—	—	—
Christos Megalou	*	*	—	—	—	—	—	—
All executive officers and directors as a group (7 persons)	48,618,520	48.97%	309,000	20.80%	89,000	3.87%	190,000	5.94%

*	Less than 1%

(1)	Controlled by Polys Hajioannou and his family.

(2)	Controlled by Polys Hajioannou.

(3)	By virtue of shares owned indirectly through Vorini Holdings, Inc. and other entities he controls.

(4)	By virtue of shares owned indirectly through Vorini Holdings, Inc., Bellapais Maritime Inc., Kyperounta Maritime Inc., Lefkoniko Maritime Inc., Akamas Maritime Inc., Chalkoessa Maritime Inc. and other entities he controls.

(5)	Held in a trust controlled by Frank Sica for the benefit of his family members.

In June 2008, we completed a registered public offering of our shares of common stock in which the selling stockholder was Vorini Holdings Inc., and our common stock began trading on the NYSE. Our major stockholders have the same voting rights as our other stockholders. As of February 17, 2017, we had 13 stockholders of record; three of these stockholders of record were located in the United States and held an aggregate 52,702,531 shares of common stock, representing approximately 53.09% of our outstanding shares of common stock. However, one of the United States stockholders of record is Cede & Co., a nominee of The Depository Trust Company, which holds 52,523,271 shares of our common stock. Accordingly, we believe that the shares held by Cede & Co. include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control. We are not aware of any significant changes in the percentage ownership held by any major stockholders since our initial public offering.

The Hajioannou family owns approximately 51.75% of our outstanding common stock. They are able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. Shares of our common stock held by the Hajioannou family do not have different or unique voting rights.

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

Compensation of Our Managers

Under our Management Agreements, in return for providing technical, commercial and administrative services, our Managers receive a fixed fee of $975 per day per managed vessel for vessels in our fleet, prorated for the number of calendar days that we own or charter-in each vessel and $250 per managed vessel per day, for bareboat charters. Such fee is subject to reduction for any compensation and benefits to our executive officers paid by us. Further, our Managers receive an acquisition fee of 1.0% based on the contract price of any vessel bought and a sales fee of 1.0% based on the contract price of any vessel sold by it on our behalf, including any contracted newbuild. We also pay our Managers a supervision fee of $550,000 per newbuild, of which 50% is payable upon the signing of the relevant supervision agreement, and 50% upon successful completion of the sea trials of each newbuild, for the on-premises supervision of all newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise. On May 29 of each year during the term of each Management Agreement, we and the Managers will mutually agree on the applicable management fees for each vessel subject to such Management Agreement. Pursuant to the terms of each Management Agreement, the Managers provide to us executive officers at no cost. To the extent that the Managers do not provide executive officers to us but instead such executive officers are employed by us directly, the management fee payable by us to the Managers shall be reduced by an amount equal to the aggregate costs of compensation and benefits and other incidental costs borne by us as a result of such employment, subject to certain limitations.

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

Term and Termination Rights

Subject to the termination rights described below, the initial term of the SMO Management Agreement would expire two years after the effective date (May 29, 2008) and is renewable for up to eight additional one-year periods, and the initial term of the SBM Management Agreement would expire one year after its effective date (May 29, 2015) and is renewable for up to two additional one-year periods. After the expiration of the initial term, each Management Agreement will be automatically extended on a year-to-year basis for the number of renewal terms set forth in each Management Agreement, subject to our ability to terminate each Management Agreement upon written notice at least 12 months prior to the end of the current term.

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

Sale of Vessels and Novation of Shipbuilding Contracts

In December 2015, following the Company’s decision to improve its liquidity position, Polys Hajioannou submitted a proposal to the Company’s Board of Directors, pursuant to which companies controlled by Polys Hajioannou would (a) purchase two vessels of the Company’s operating fleet, the Stalo and the Kypros Unity and (b) novate the contracts of two of the Company’s newbuilds, Hull No. 1718 and Hull No. 1552, respectively. Upon receipt of this proposal, a special committee consisting of the Company’s three independent directors was formed and authorized by the Board of Directors of the Company to evaluate the proposal. The special committee was advised by independent counsel. The special committee obtained two appraisals from independent third parties for each of the two vessels and for each of the two newbuildings, and negotiated the terms of the sale of the vessels and the newbuild contract novations. In February 2016, the special committee approved the sale of the Stalo and the Kypros Unity and the novation of the contracts of Hull No. 1718 and Hull No. 1552 to companies controlled by Polys Hajioannou.

In February 2016, our subsidiary Shikokuennia Shipping Corporation signed a novation agreement for newbuild Hull No. 1718, scheduled for delivery in 2019, and novated the newbuild to a company controlled by Polys Hajioannou. The remaining commitment under the newbuild contract for Hull No. 1718 as of December 31, 2015 and as of the day of signing the novation agreement was $28.4 million, compared to $26.5 million, which represented the higher of the two appraisals obtained by the special committee for such newbuild. The sale commission of 1% on $28.4 million for the novation of Hull No. 1718 payable to our Managers pursuant to the Management Agreements was waived in our favor.

In March 2016, our subsidiary, Staloudi Shipping Corporation, disposed of the vessel Stalo at a sale price of $9.0 million, and our subsidiary Gloverthree Shipping Corporation disposed of the vessel Kypros Unity at a sale price of $20.0 million, and in each case delivered the vessels to entities owned by Polys Hajioannou. The sale price for both vessels represented the higher of the two appraisals obtained by the special committee. We recorded an aggregate loss of $2.75 million in connection with the sale of these two vessels in the first quarter of 2016. The sale commission of 1% on $9.0 million for the sale of Stalo and on $20.0 million for the sale of Kypros Unity payable to our Managers pursuant to the Management Agreements was waived in our favor.

In August 2016, following the Company’s decision to further improve its liquidity position, Polys Hajioannou submitted a proposal to the Company’s Board of Directors, pursuant to which companies controlled by Polys Hajioannou would (a) novate the contract of newbuild Hull No. 835 and (b) purchase Hull No. 1551 upon delivery from the shipyard. Upon receipt of this proposal, a special committee consisting of the Company’s three independent directors was formed and authorized by the Board of Directors of the Company in order to evaluate the proposal. The special committee was advised by independent counsel, obtained two appraisals from independent third party brokers for each newbuild vessel and negotiated the terms of each transaction.

The two transactions were approved by the special committee in September 2016. In October 2016, our subsidiary, Gloverseven Shipping Corporation, signed a novation agreement for newbuild Hull No. 835 and our subsidiary, Kyotofriendo One Shipping Corporation, signed a memorandum of agreement for the sale upon delivery of newbuild Hull No. 1551, in each case, to entities owned by Polys Hajioannou. Our remaining capital expenditure requirements in respect of Hull No. 835 and Hull No. 1551 were $48.15 million in the aggregate. The higher of the two appraisals obtained from the independent third party brokers was $21.5 million for Hull No. 835 and $24.5 million for Hull No. 1551; or $46.0 million in the aggregate. The sale commission of 1% on $48.15 million for the novation of Hull No. 835 and the sale of Hull No. 1551 payable to our Managers pursuant to the Management Agreements was waived in our favor.

The sale of Hull No. 1551 was consummated in January 2017, immediately upon delivery of the newbuild vessel from the shipyard.

The sales fees, as well as the acquisition fee related to Hull No. 1551, due to the Managers pursuant to the Management Agreements arising from all of the above transactions, have been waived.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” below for more information.

Legal Proceedings

We are not involved in any legal proceedings which may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any other proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity.

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

Dividend Policy

We paid our first quarterly dividend as a public company of $0.1461 per share of common stock in August 2008 and subsequent dividends of $0.475 per share of common stock in November 2008, $0.15 per share in February 2009, May 2009, August 2009, November 2009, February 2010, May 2010, August 2010, November 2010, February 2011, May 2011, August 2011, November 2011, February 2012, May 2012 and August 2012, and $0.05 per share of common stock in November 2012, March 2013, June 2013, September 2013 and $0.06 per share of common stock in December 2013. During 2014, we paid an aggregate amount of $18.4 million over three consecutive quarterly dividends, each in the amount of $0.06 per share of common stock, followed by one consecutive quarterly dividend in the amount of $0.04 per share of common stock. During 2015, the Company declared and paid one quarterly dividend of $0.02 per share of common stock followed by two quarterly dividends of $0.01 per share of common stock, totaling $3.3 million. The Company did not declare dividends on its common stock during 2016.

We paid our first dividend of $0.26111 per share of Series B Preferred Shares in July 2013, and a subsequent dividend of $0.5111 per share of Series B Preferred Shares in October 2013. During 2014, we paid an aggregate amount of $3.2 million over four consecutive quarterly dividends, each in the amount of $0.50 per share of Series B Preferred Shares. During 2014, we paid an aggregate amount of $2.2 million over two consecutive quarterly dividends of $0.46667 and $0.50 per share of Series C Preferred Shares. During 2014, we paid an aggregate amount of $2.1 million over one quarterly dividend of $0.66667 per share of Series D Preferred Shares. During 2015, the Company declared and paid four quarterly consecutive dividends of $0.50 per share for each, of Series B Preferred Shares, totaling $3.2 million, of Series C Preferred Shares, totaling $4.6 million, and of Series D Preferred Shares, totaling $6.4 million. During 2016, the Company declared and paid four quarterly consecutive dividends of $0.50 per share for each, of Series B Preferred Shares, totaling $3.1 million, of Series C Preferred Shares, totaling $4.6 million, and of Series D Preferred Shares, totaling $6.4 million.

We currently do not intend to pay dividends on shares of our common stock. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (a) our earnings, financial condition and cash requirements and available sources of liquidity, (b) decisions in relation to our growth and leverage strategies, (c) provisions of Marshall Islands and Liberian law governing the payment of dividends, (d) restrictive covenants in our existing and future debt instruments and (e) global financial conditions. We may continue not to pay dividends in the future. Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves, as well as additional factors unrelated to our profitability. In addition, cash dividends on our common stock are subject to the priority of dividends on our Preferred Shares. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments. See “Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Industry and Our Business” for a discussion of the risks related to our ability to pay dividends.

B.	Significant Changes

No significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING

Trading on the NYSE

Since our initial public offering in the United States on May 29, 2008, our common stock has been listed on the NYSE under the symbol “SB.” Since June 18, 2013 our Series B Preferred Shares have been listed on the NYSE under the symbol “SB PR B.” Since May 7, 2014 our Series C Preferred Shares have been listed on the NYSE under the symbol “SB PR C.” Since June 30, 2014 our Series D Preferred Shares have been listed on the NYSE under the symbol “SB PR D.” The following table shows the high and low sales prices for our common stock during the indicated periods.

	Price Range
	High	Low
2012	7.73	3.12
2013	10.95	3.40
2014	11.48	3.77
2015	4.13	0.80
2016	2.38	0.30
First Quarter 2015	4.07	3.13
Second Quarter 2015	3.87	2.99
Third Quarter 2015	4.13	2.70
Fourth Quarter 2015	3.75	0.80
First Quarter 2016	0.95	0.30
Second Quarter 2016	1.53	0.70
Third Quarter 2016	1.67	1.02
Fourth Quarter 2016	2.38	1.09
August 2016	1.42	1.08
September 2016	1.67	1.24
October 2016	1.54	1.26
November 2016	2.38	1.15
December 2016	1.52	1.09
January 2017	1.74	1.17
February 2017(1)	1.59	1.23

(1)	For the period through February 17, 2017.

The following table shows the high and low sales prices for our Series B Preferred Shares during the indicated periods.

	Price Range
	High	Low
2013(1)	$27.28	$24.29
2014	27.79	25.01
2015	25.50	13.00
2016	24.50	18.75
First Quarter 2015	25.50	22.74
Second Quarter 2015	25.20	21.67
Third Quarter 2015	25.20	21.50
Fourth Quarter 2015	24.90	13.00
First Quarter 2016	24.50	18.75
Second Quarter 2016	24.35	21.50
Third Quarter 2016	24.00	21.80
Fourth Quarter 2016	24.41	23.00
August 2016	23.98	22.40
September 2016	24.00	23.25
October 2016	23.65	23.01

November 2016	23.90	23.50
December 2016	24.41	23.00
January 2017	24.50	23.15
February 2017(2)	24.40	23.50

(1)	For the period from June 18, 2013, the date on which our Series B Preferred Shares began trading on the NYSE, until the end of the period.

(2)	For the period through February 17, 2017.

The following table shows the high and low sales prices for our Series C Preferred Shares during the indicated periods.

	Price Range
	High	Low
2014(1)	$25.46	$16.03
2015	21.46	7.30
2016	16.34	6.53
First Quarter 2015	21.46	16.80
Second Quarter 2015	21.35	17.24
Third Quarter 2015	19.05	12.56
Fourth Quarter 2015	15.44	7.30
First Quarter 2016	11.60	6.53
Second Quarter 2016	15.84	10.77
Third Quarter 2016	16.34	13.50
Fourth Quarter 2016	16.15	12.26
August 2016	16.34	14.31
September 2016	16.06	15.06
October 2016	15.99	14.70
November 2016	16.15	14.00
December 2016	15.75	12.26
January 2017	18.25	13.80
February 2017(2)	17.20	15.94

(1)	For the period from May 2, 2014, the date on which our Series C Preferred Shares began trading on the NYSE, until the end of the period.

(2)	For the period through February 17, 2017.

The following table shows the high and low sales prices for our Series D Preferred Shares during the indicated periods.

	Price Range
	High	Low
2014(1)	$24.90	$15.52
2015	21.40	6.78
2016	16.56	6.18
First Quarter 2015	21.40	16.75
Second Quarter 2015	21.23	16.61
Third Quarter 2015	18.86	12.86
Fourth Quarter 2015	15.20	6.78
First Quarter 2016	11.74	6.18
Second Quarter 2016	15.55	10.55
Third Quarter 2016	16.56	13.12
Fourth Quarter 2016	16.47	12.49
August 2016	16.56	14.30
September 2016	16.20	15.18
October 2016	16.45	15.00
November 2016	16.47	14.00
December 2016	15.78	12.49

January 2017	18.11	13.61
February 2017(2)	17.41	15.80

(1)	For the period from June 30, 2014, the date on which our Series D Preferred Shares began trading on the NYSE, until the end of the period.

(2)	For the period through February 17, 2017.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Under our articles of incorporation, our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, of which, as of December 31, 2016 and February 17, 2017, 99,251,628 and 99,277,715 shares were issued and outstanding, respectively, and 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of December 31, 2016 and February 17, 2017, 1,490,603 and 1,485,868, respectively, shares of Series B Preferred Shares, 2,300,000 shares of Series C Preferred Shares and 3,200,000 shares of Series D Preferred Shares were issued and outstanding. Of this blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan.” All of our shares of stock are in registered form.

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

Directors

Under our articles of incorporation and bylaws, our directors are elected by a plurality of the votes cast at each annual meeting of the stockholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting. Our articles of incorporation and bylaws provide for a staggered board of directors whereby directors shall be divided into three classes: Class I, Class II and Class III. The term of our Class I directors expires in 2018, the term of our Class II directors expires in 2019 and the term of our Class III directors expires in 2017. At each annual meeting, individuals elected as directors are elected to hold office until the third succeeding annual meeting.

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

Preferred Stock

Our articles of incorporation authorize our board of directors, without any further vote or action by our stockholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan,” and as of February 17, 2017, 1,485,868 have been designated as Series B Preferred Shares, 2,300,000 have been designated as Series C Preferred Shares and 3,200,000 have been designated as Series D Preferred Shares, and to determine, with respect to any series of preferred stock established by our board of directors, the terms and rights of that series, including:

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

Blank check preferred stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described above under “—Stockholder Rights Plan” and as of February 17, 2017, 1,485,868 have been designated as Series B Preferred Shares, 2,300,000 have been designated as Series C Preferred Shares and 3,200,000 have been designated as Series D Preferred Shares. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

Because we have chartered all of our vessels to unrelated charterers on the basis of period time and spot time charter contracts (and not on the basis of bareboat charters) and because we expect to continue to do so, we believe that currently we should not be treated as being and should not become a PFIC. We believe it is more likely than not that our gross income derived from our time charter activities constitutes active service income (as opposed to passive rental income) and, as a result, our vessels constitute active assets (as opposed to passive assets) for purposes of determining whether we are a PFIC. We believe there is legal authority supporting this position, consisting of case law and United States Internal Revenue Service (“IRS”) pronouncements concerning the characterization of income derived from time charters as service income for other tax purposes. However, there is no legal authority specifically relating to the statutory provisions governing PFICs or relating to circumstances substantially similar to ours. Moreover, in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit held that, contrary to the position of the IRS in that case, and for purposes of a different set of rules under the Code, income received under a time charter of vessels should be treated as rental income rather than services income. If the reasoning of the Fifth Circuit case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time chartering activities would be treated as rental income, and we would probably be a PFIC. The IRS has stated that it disagrees with the holding in Tidewater and has specified that income from period time charters should be treated as services income. However, the IRS’s statement with respect to the Tidewater decision was an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers.

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

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect and copy our public filings without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. You may obtain copies of all or any part of such materials from the SEC upon payment of prescribed fees. You may also inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a web site maintained by the SEC at http://www.sec.gov.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.	Quantitative Information About Market Risk

Interest Rate Risk

We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding, which is based on U.S. dollar LIBOR plus, in the case of each credit facility, a specified margin. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we use derivative financial instruments. We had entered into seven interest rate swap agreements as of December 31, 2016, compared to eight interest rate swap agreements as of December 31, 2015, in order to manage future interest costs and the risk associated with changing interest rates.

The total notional principal amount of these swaps as of December 31, 2016 was $112.1 million. The swaps have specified rates and durations. Refer to the table in Note 13 of our financial statements included elsewhere in this annual report which summarizes the interest rate swaps in place as of December 31, 2016 and December 31, 2015. Under our interest rate swap transactions, the bank effects quarterly floating-rate payments to us for the relevant amount based on the three-month U.S. dollar LIBOR and we make quarterly payments to the bank on the relevant amount at the respective fixed rates.

We entered into these interest rate swap agreements to mitigate our exposure to interest rate fluctuations and at a time when we believed long-term interest rates were reasonably low. None of our interest rate swap meets hedge accounting criteria under accounting guidance relating to Derivatives and Hedging. Although we are exposed to credit-related losses in the event of non-

performance in connection with such swap agreements, because the counterparties are major financial institutions, we consider the risk of loss due to their nonperformance to be minimal.

Through these swap transactions, we effectively hedged the interest rate exposure of 23.6% of our loans outstanding as of December 31, 2016, which bear interest at LIBOR.

The following table sets forth the sensitivity of our existing loans as of December 31, 2016 as to a 100 basis point increase in LIBOR taking into account our interest rate swap agreements that are currently in place, during the next five years, and reflects the additional interest expense.

Year	Amount
2017	$3.7 million
2018	4.5 million
2019	4.4 million
2020	3.8 million
2021	3.2 million

Foreign Currency Exchange Risk

We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2016 we incurred approximately 21.3% of our vessel operating expenses in currencies other than the U.S. dollar. As of December 31, 2016, approximately 17.8% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar and were subject to exchange rate risk, as their value fluctuates with changes in exchange rates.

A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2016, would have increased our vessel operating expenses by approximately $1.1 million and the fair value of our outstanding accounts payable by approximately $0.1 million.

While, from time to time, we have in the past used financial derivatives in the form of foreign exchange forward agreements to mitigate the risk associated with exchange rate fluctuations, currently, no such instruments are in place.

There have been no material quantitative changes in market risk exposures between 2016 and 2015.

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

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2016. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include without limitation controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2016.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act and for the assessment of the effectiveness of internal control over financial reporting. Our internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

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

In making its assessment of our internal control over financial reporting as of December 31, 2016, management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013 (“COSO”).

Management concluded that, as of December 31, 2016, our internal control over financial reporting was effective. Deloitte Certified Public Accountants S.A. (formerly known as Deloitte Hadjipavlou, Sofianos & Cambanis S.A.) (“Deloitte”), our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2016 which is reproduced in its entirety in Item 15(c) below.

C.	Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Safe Bulkers, Inc.

Majuro, Republic of the Marshall Islands

We have audited the internal control over financial reporting of Safe Bulkers, Inc. and its subsidiaries (the “Company”) as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated March 7, 2017 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

March 7, 2017

D.	Changes in Internal Control over Financial Reporting

During the period covered by this annual report, we have made no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee consists of three independent directors, Ole Wikborg, Christos Megalou and Frank Sica, who is the chairman of the committee. Our board of directors has determined that Frank Sica, whose biographical details are included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”, qualifies as an audit committee “financial expert,” as such term is defined in Regulation S-K promulgated by the SEC.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for all officers and employees of our company, which incorporates a Code of Ethics for directors and a Code of Conduct for corporate officers, a copy of which is posted on our website, and may be viewed at http://www.safebulkers.com/corp_ethics.htm. We will also provide a paper copy of this document free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Dr. Loukas Barmparis, Secretary, Safe Bulkers, Inc., e-mail: directors@safebulkers.com, telephone: +30 2111 888 400, +357 25 887 200. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2016.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees billed to the Company for the fiscal years ended December 31, 2016 and 2015 by the Company’s principal accounting firm, Deloitte Certified Public Accountants S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, Limited, by the category of service, were as follows:

	2015	2016
	(in thousands)
Audit fees	$361	$341
Total fees	$361	$341

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

On November 24, 2015, the Company announced a share repurchase program in the aggregate of up to $20 million under which it may from time to time purchase Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares on the open market. The program is still in effect and details on the shares purchased in 2016 and until February 17, 2017 are set forth in the table below. The Company’s share repurchase program does not obligate it to purchase any of its Preferred Shares, and the share repurchase program may be modified or terminated at any time without prior notice. Any such purchases will be made in the open market in compliance with applicable laws and regulations.

Period 2016	Total Number of Series B Preferred Shares (or Units) Purchased(a)	Average Price Paid per Series B Preferred Share (or Units)	Total Number of Series B Preferred Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	The maximum approximate dollar value of all series of Preferred Shares (or units) that may yet be purchased under the plans or programs
January	25,113	19.90	25,113	$18,912,467
February	6,234	22.90	6,234	$18,769,723
March	4,810	23.26	4,810	$18,657,864
April	2,002	23.18	2,002	$18,611,461
May	4,451	23.22	4,451	$18,508,126
June	884	23.04	884	$18,487,755
July	0	—	0	$18,487,755
August	16,710	23.45	16,710	$18,095,883
September	4,490	23.52	4,490	$17,990,261
October	2,898	23.48	2,898	$17,922,222
November	0	—	0	$17,922,222
December	9,076	23.28	9,076	$17,710,956
2017
January	4,735	23.48	4,735	$17,599,773
February(b)	100	23.50	100	$17,597,423
Total	81,503	—	81,503	$17,597,423

(a)	All purchases have been made on the open market.

(b)	For the period through February 17, 2017.

On June 22, 2016, the Company announced a share repurchase program under which it may from time to time in the future purchase up to 2,000,000 shares of the Company’s common stock. The program is still in effect and details on the shares purchased in 2016 and until February 17, 2017 are set forth in the table below. The program does not obligate the Company to purchase shares of the Company’s common stock and the program may be modified or terminated at any time without prior notice. Any such purchases will be made in the open market in compliance with applicable laws and regulations.

Period 2016	Total Number of Common Shares Purchased(a)	Average Price Paid per Common Share	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs	The maximum number of Common Shares that may yet be purchased under the plans or programs
June	101,271	1.04	101,271	1,898,729
July	11,805	1.04	11,805	1,886,924
August	0	—	0	1,886,924
September	0	—	0	1,886,924
October	0	—	0	1,886,924
November	0	—	0	1,886,924
December	0	—	0	1,886,924
2017				1,886,924
January	0	—	0	1,886,924
February(b)	0	—	0	1,886,924
Total	113,076	—	113,076	1,886,924

(a)	All purchases have been made on the open market.

(b)	For the period through February 17, 2017.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Statement of Significant Differences Between our Corporate Governance Practices and the NYSE Corporate Governance Standards for U.S. Non-Controlled Issuers

Overview

Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, pursuant to Section 303.A.11 of the NYSE Listed Company Manual and the requirements of Form 20-F, we are required to state any significant differences between our corporate governance practices and the practices required by the NYSE. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our shareholders. For example, our audit committee consists solely of independent directors. The significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies are set forth below.

Independent Directors

The NYSE requires that listed companies have a majority of independent directors. As permitted under Marshall Islands law and our bylaws, our board of directors consists of a majority of non-independent directors.

Executive Sessions

The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. As permitted under Marshall Islands law and our bylaws, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so.

Corporate Governance, Nominating and Compensation Committee

The NYSE requires that a listed U.S. company have a nominating/corporate governance committee and a compensation committee, each composed of independent directors. As permitted under Marshall Islands law and our bylaws, we have a combined corporate governance, nominating and compensation committee, which at present is composed wholly of independent directors.

Shareholder Approval Requirements

The NYSE requires that a listed U.S. company obtain prior shareholder approval for certain issuances of authorized stock or the approval of, and material revisions to, equity compensation plans. However, as permitted under Marshall Islands law, we do not need to obtain prior shareholder approval in connection with such issuances or equity compensation plans.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-28 included herein by reference.

ITEM 19.	EXHIBITS

Exhibit	Description
1.1	Amended and Restated Articles of Incorporation*
1.2	Articles of Amendment to Amended and Restated Articles of Incorporation**
1.3	Amended and Restated Bylaws*
2.1	Form of Registration Rights Agreement between Safe Bulkers, Inc. and Vorini Holdings Inc.*
2.2	Stockholder Rights Agreement*
2.3	Specimen Share Certificate*
3.1	Statement of Designation of the 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares (Par Value $0.01 Per Share) (Incorporated by reference to the Company’s Form 8-A12B filed with the SEC on June 18, 2013)
3.2	Statement of Designation of the 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (Par Value $0.01 Per Share) (Incorporated by reference to Exhibit 3.4 on the Company’s Form 8-A12B filed with the SEC on May 7, 2014)
3.3	Statement of Designation of the 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (Par Value $0.01 Per Share) (Incorporated by reference to Exhibit 3.4 on the Company’s Form 8-A12B filed with the SEC on June 30, 2014)
4.1	Amended and Restated Management Agreement between Safety Management Overseas S.A. and Safe Bulkers, Inc.***
4.2	Management Agreement between Safe Bulkers Management Limited and Safe Bulkers, Inc.***
4.3	Amended and Restated Restrictive Covenant Agreement among Safe Bulkers, Inc., Polys Hajioannou, Vorini Holdings Inc. and Machairiotissa Holdings Inc.***
4.4	Amended and Restated Restrictive Covenant Agreement between Safe Bulkers, Inc. and Polys Hajioannou***
4.5	Amending and Restating Agreement, dated February 22, 2016, by and among Safe Bulkers, Inc., DNB Bank ASA, as Mandated Lead Arranger, DNB Bank ASA, as Agent, DNB Bank ASA, as Swap Provider, and DNB Bank ASA, as Security Agent***
8.1	List of Subsidiaries
12.1	Certification of principal executive officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended
12.2	Certification of principal financial officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended
13.1	Certification of principal executive officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte Certified Public Accountants S.A.
101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2015 and 2016; (ii) Consolidated Statements of Operations for the years ended December 31, 2014, 2015 and 2016; (iii) Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2014, 2015 and 2016; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2015 and 2016; and (v) Notes to Consolidated Financial Statements

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995) filed with the SEC and hereby incorporated by reference to such Registration Statement.

**	Previously filed as an exhibit to the Company’s Form 6-K filed with the SEC on October 8, 2009 and hereby incorporated by reference to such Form 6-K.

***	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F, filed with the SEC on March 4, 2016 and hereby incorporated by reference to such Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

March 7, 2017

By:
/s/ KONSTANTINOS ADAMOPOULOS
Name: Konstantinos Adamopoulos Title: Chief Financial Officer and Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Safe Bulkers, Inc.

Majuro, Republic of the Marshall Islands.

We have audited the accompanying consolidated balance sheets of Safe Bulkers, Inc. and subsidiaries (the “Company”) as of December 31, 2015 and 2016, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Safe Bulkers, Inc. and subsidiaries as of December 31, 2015 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

March 7, 2017

SAFE BULKERS, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2015 AND 2016
(In thousands of U.S. Dollars, except for share and per share data)

		December 31,
	Notes	2015	2016
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		130,743	81,618
Time deposits – Short term		1,500	12,000
Accounts receivable		6,540	8,235
Assets held for sale	6	31,995	-
Due from Manager	3	946	601
Inventories		5,167	5,174
Accrued revenue	18	87	166
Restricted cash		64,505	1,195
Prepaid expenses and other current assets		1,679	2,019
Total current assets		243,162	111,008
FIXED ASSETS:
Vessels, net	4	988,161	1,038,719
Advances for vessel acquisitions and vessels under construction	5	68,356	13,007
Total fixed assets		1,056,517	1,051,726
OTHER NON CURRENT ASSETS:
Deferred financing costs		1,016	-
Restricted cash		7,837	10,002
Derivative assets	13	181	88
Accrued revenue	18	918	929
Total assets		1,309,631	1,173,753
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	7	77,467	12,177
Liability directly associated with assets held for sale, net	6,7	16,724	-
Unearned revenue	18	1,956	2,040
Trade accounts payable		5,277	5,392
Accrued liabilities	14	3,984	4,153
Derivative liabilities	13	318	17
Total current liabilities		105,726	23,779
Derivative liabilities - Long-term	13	360	157
Long-term debt, net	7	569,399	569,781
Other liabilities – Long-term		-	1,500
Total liabilities		675,485	595,217
COMMITMENTS AND CONTINGENCIES	9
SHAREHOLDERS’ EQUITY:
Shareholders’ equity:
Common stock, $0.001 par value; 200,000,000 authorized, 83,486,194 and 99,251,628 issued and outstanding at December 31, 2015 and 2016, respectively	8	83	99
Preferred stock, $0.01 par value; 20,000,000 authorized, 1,569,526 Series B Preferred Shares and 1,490,603 Series B Preferred Shares,
F-3

SAFE BULKERS, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2015 AND 2016
(In thousands of U.S. Dollars, except for share and per share data)

2,300,000 Series C Preferred Shares, 3,200,000 Series D Preferred Shares, issued and outstanding at December 31, 2015 and 2016, respectively	8	71	70
Treasury stock, $0.001 par value; none and 113,076 shares repurchased at December 31, 2015 and December 31, 2016, respectively	8	-	(120)
Additional paid in capital		369,731	384,241
Retained earnings		264,261	194,246
Total shareholders’ equity		634,146	578,536
Total liabilities and shareholders’ equity		1,309,631	1,173,753

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016
(In thousands of U.S. Dollars, except for share and per share data)

	Year Ended December 31,
	Notes	2014	2015	2016
REVENUES:
Revenues	11	159,900	132,375	113,959
Commissions		(5,806)	(5,058)	(4,187)
Net revenues		154,094	127,317	109,772

EXPENSES:
Voyage expenses		(19,429)	(17,856)	(7,679)
Vessel operating expenses	12	(50,634)	(55,469)	(49,519)
Depreciation	4	(43,084)	(47,133)	(49,485)
General and administrative expenses
-Management fee to related party	3,17	(8,962)	(10,764)	(11,611)
-Public company expenses	17	(4,369)	(3,853)	(3,770)
Early redelivery cost, net		(532)	-	-
Loss from inventory valuation	10	(4,001)	(1,432)	-
Other operating income		-	-	794
Gain on asset purchase cancellation	15	3,633	-	-
Loss on sale of assets	19	-	-	(2,750)
Impairment loss	4,5	-	(22,826)	(17,163)
Operating income/(loss)		26,716	(32,016)	(31,411)

OTHER (EXPENSE)/INCOME:
Interest expense	7	(8,335)	(11,650)	(19,576)
Other finance costs		(1,132)	(242)	(1,735)
Interest income		821	86	515
Loss on derivatives	13	(1,977)	(1,676)	(620)
Foreign currency gain/(loss)		13	347	(76)
Amortization and write-off of deferred finance charges		(1,472)	(2,793)	(3,063)
Net income/(loss)		14,634	(47,944)	(55,966)
Less preferred dividend		9,390	14,200	14,025
Net income/(loss) available to common shareholders		5,244	(62,144)	(69,991)
Earnings/(loss) per share in U.S. Dollars, basic and diluted	21	0.06	(0.74)	(0.83)
Weighted average number of shares, basic and diluted		83,446,970	83,479,636	84,526,411

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC. CONSOLIDATED STATEMENTS
OF SHAREHOLDERS’ EQUITY FOR THE YEARS
ENDED DECEMBER 31, 2014, 2015 AND 2016
(In thousands of U.S. Dollars, except for per share data)

	Common Stock	Treasury Stock	Preferred Stock	Additional Paid in Capital	Retained Earnings	Total
Balance as of January 1, 2014	83	—	16	237,212	341,025	578,336
Net income	—	—	—	—	14,634	14,634
Issuance of preferred stock	—	—	55	132,869	—	132,924
Share based compensation	—	—	—	120	—	120
Preferred share dividends	—	—	—	—	(7,557)	(7,557)
Common share dividends ($0.22 per share)	—	—	—	—	(18,358)	(18,358)
Balance as of December 31, 2014	83	-	71	370,201	329,744	700,099

Net loss	—	—	—	—	(47,944)	(47,944)
Repurchase of preferred stock and cancelled	—	—	—	(590)	—	(590)
Share based compensation	—	—	—	120	—	120
Preferred share dividends	—	—	—	—	(14,200)	(14,200)
Common share dividends ($0.04 per share)	—	—	—	—	(3,339)	(3,339)
Balance as of December 31, 2015	83	-	71	369,731	264,261	634,146

Net loss	—	—	—	—	(55,966)	(55,966)
Issuance of common stock	16	—	—	16,099	—	16,115
Repurchase of common stock	—	(120)	—	—	—	(120)
Repurchase of preferred stock and cancelled	—	—	(1)	(1,709)	—	(1,710)
Share based compensation	—	—	—	120	—	120
Preferred share dividends	—	—	—	—	(14,049)	(14,049)
Balance as of December 31, 2016	99	(120)	70	384,241	194,246	578,536

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016
(In thousands of U.S. Dollars)

	December 31,
	2014	2015	2016
Cash Flows from Operating Activities:
Net income/(loss)	14,634	(47,944)	(55,966)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	43,084	47,133	49,485
Loss on sale of assets	-	-	2,750
Gain on asset purchase cancellation	(3,633)	-	-
Impairment loss	-	22,826	17,163
Gain on loan write off	-	(1,111)	-
Loss from inventory valuation	4,001	1,432	-
Amortization and write-off of deferred finance charges	1,472	2,793	3,063
Unrealized gain on derivatives	(2,137)	(606)	(411)
Share based compensation	120	120	120
Change in:
Accounts receivable	42	(2,010)	(1,695)
Due from Manager	-	(946)	345
Inventories	(2,586)	4,342	238
Accrued revenue	(664)	(341)	(90)
Prepaid expenses and other current assets	190	36	(340)
Due to Manager	(283)	(24)	-
Trade accounts payable	(997)	1,734	(1,679)
Accrued liabilities	192	(269)	411
Unearned revenue	(9,703)	(1,643)	84
Net Cash Provided by Operating Activities	43,732	25,522	13,478

Cash Flows from Investing Activities:
Vessel acquisitions including advances for vessels under construction	(146,300)	(123,541)	(58,373)
Proceeds from asset purchase cancellation	36,320	-	-
Proceeds from sale of assets	-	-	29,000
Maturity of investment	50,000	-	-
Increase in restricted cash	(13,779)	(70,104)	(3,907)
Restricted cash released	6,750	12,965	66,552
Increase in bank time deposits	-	(1,500)	(51,452)
Maturity of bank time deposits	-	-	39,452
Net Cash (Used in)/Provided by Investing Activities	(67,009)	(182,180)	21,272

Cash Flows from Financing Activities:
Proceeds from long-term debt	93,925	446,896	64,500
Principal payments of long-term debt	(132,652)	(243,659)	(148,529)
Dividends paid	(25,915)	(17,539)	(14,049)
Payment of deferred financing costs	(2,267)	(5,018)	(100)
Proceeds on issuance of common stock	-	-	16,494
Payment of common stock offering expenses	(98)	-	(361)
Repurchase of common stock	-	-	(120)
F-7

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016
(In thousands of U.S. Dollars)

Proceeds on issuance of preferred stock	133,387	-	-
Repurchase of preferred stock	-	(590)	(1,710)
Payment of preferred stock offering expenses	(463)	-	-
Net Cash Provided by/(Used in) Financing Activities	65,917	180,090	(83,875)
Net increase/ (decrease) in cash and cash equivalents	42,640	23,432	(49,125)
Cash and cash equivalents at beginning of year	64,671	107,311	130,743
Cash and cash equivalents at end of year	107,311	130,743	81,618
Supplemental cash flow information:
Cash paid for interest (excluding capitalized interest):	8,594	11,932	19,829
Non cash Investing and Financing activities	506	772	3,518

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information

Safe Bulkers, Inc. (“Safe Bulkers” or the ‘‘Company’’) was formed on December 11, 2007, under the laws of the Republic of the Marshall Islands for the purpose of acquiring an ownership interest in 19 companies. Each of the 19 companies were under the common control of Polys Hajioannou and his family and owned or were scheduled to acquire a newbuild drybulk vessel. The shares of the 19 companies were contributed to Safe Bulkers by Vorini Holdings, Inc. (“Vorini Holdings”), a Marshall Islands corporation, controlled by Polys Hajioannou and his family. Safe Bulkers became the owner of 100% of each of the 19 companies, and Vorini Holdings became the sole shareholder of Safe Bulkers.

Safe Bulkers successfully completed its initial public offering on June 3, 2008 (the “IPO”). Safe Bulkers common stock trades on the New York Stock Exchange (“NYSE”) under the symbol “SB.”

Polys Hajioannou and his family, by virtue of shares owned indirectly through various private entities are the controlling shareholders of Safe Bulkers and as a result control the outcome of matters on which shareholders are entitled to vote, including the election of the entire board of directors and other significant corporate actions.

Since the IPO, Safe Bulkers successfully completed five additional public common stock offerings and three preferred stock offerings.

As of December 31, 2016, Safe Bulkers held 46 wholly-owned companies (which are referred to herein as “Subsidiaries”) which together owned and operated a fleet of 37 drybulk vessels and were scheduled to acquire an additional two newbuild vessels (the “Newbuilds”), excluding Hull No. 1551 which had been contracted to be sold upon delivery.

Safe Bulkers and the Subsidiaries are collectively referred to in the notes to the consolidated financial statements as the “Company.”

The Company’s principal business is the acquisition, ownership and operation of drybulk vessels. The Company’s vessels operate worldwide, carrying drybulk cargo for the world’s largest consumers of marine drybulk transportation services. Safety Management Overseas S.A., a company incorporated under the laws of the Republic of Panama (“Safety Management”) and Safe Bulkers Management Limited, a company incorporated under the laws of the Republic of Cyprus (“Safe Bulkers Management” and together with Safety Management the “Managers”, and either of them “the Manager”) related parties both controlled by Polys Hajioannou, provide technical, commercial and administrative management services to the Company.

The accompanying consolidated financial statements include the operations, assets and liabilities of the Company, and of the Subsidiaries listed below.

Subsidiary	Vessel Name	Type	Built
Maxeikosiepta Shipping Corporation (“Maxeikosiepta”)(1)	Paraskevi	Panamax	January 2003
Marindou Shipping Corporation (“Marindou”)(1)	Maria	Panamax	April 2003
Maxeikosiexi Shipping Corporation (“Maxeikosiexi”)(1)	Koulitsa	Panamax	April 2003
Avstes Shipping Corporation (“Avstes”)(1)	Vassos	Panamax	February 2004
Kerasies Shipping Corporation (“Kerasies”)(1)	Katerina	Panamax	May 2004
Marathassa Shipping Corporation (“Marathassa”)(1)	Maritsa	Panamax	January 2005
Maxeikositessera Shipping Corporation (“Maxeikositessera”)(2)	Efrossini	Panamax	February 2012
Glovertwo Shipping Corporation (“Glovertwo”)(2)	Zoe	Panamax	July 2013
Shikokutessera Shipping Inc. (“Shikokutessera”)(2)	Kypros Land	Panamax	January 2014
Shikokupente Shipping Inc. (“Shikokupente”)(2)	Kypros Sea	Panamax	March 2014
Gloverfour Shipping Corporation (“Gloverfour”)(2)	Kypros Bravery	Panamax	January 2015
Shikokuokto Shipping Inc. (“Shikokuokto”)(2)	Kypros Sky	Panamax	March 2015
Gloverfive Shipping Corporation (“Gloverfive”)(2)	Kypros Loyalty	Panamax	June 2015
Gloversix Shipping Corporation (“Gloversix”)(2)	Kypros Spirit	Panamax	July 2016
F-9

Pemer Shipping Ltd. (“Pemer”)(1)	Pedhoulas Merchant	Kamsarmax	March 2006
Petra Shipping Ltd. (“Petra”)(1)	Pedhoulas Trader	Kamsarmax	May 2006
Pelea Shipping Ltd. (“Pelea”)(1)	Pedhoulas Leader	Kamsarmax	March 2007
Vassone Shipping Corporation (“Vassone”)(2)	Pedhoulas Commander	Kamsarmax	May 2008
Maxeikosi Shipping Corporation (“Maxeikosi”)(1)	Pedhoulas Builder	Kamsarmax	May 2012
Maxeikositria Shipping Corporation (“Maxeikositria”)(1)	Pedhoulas Fighter	Kamsarmax	August 2012
Maxeikosiena Shipping Corporation (“Maxeikosiena”)(1)	Pedhoulas Farmer	Kamsarmax	September 2012
Youngone Shipping Inc. (“Youngone”)(2)	Pedhoulas Cherry	Kamsarmax	July 2015
Youngtwo Shipping Inc. (“Youngtwo”)(2)(3)	Pedhoulas Rose ( ex H 1146)	Kamsarmax	January 2017
Marinouki Shipping Corporation (“Marinouki”)(1)	Marina	Post-Panamax	January 2006
Soffive Shipping Corporation (“Soffive”)(1)	Sophia	Post-Panamax	June 2007
Vasstwo Shipping Corporation (“Vasstwo”)(1)	Xenia	Post-Panamax	August 2006
Eniaprohi Shipping Corporation (“Eniaprohi”)(1)	Eleni	Post-Panamax	November 2008
Eniadefhi Shipping Corporation (“Eniadefhi”)(1)	Martine	Post-Panamax	February 2009
Maxdodeka Shipping Corporation (“Maxdodeka”)(1)	Andreas K	Post-Panamax	September 2009
Maxdekatria Shipping Corporation (“Maxdekatria”)(1)	Panayiota K	Post-Panamax	April 2010
Maxdeka Shipping Corporation (“Maxdeka”)(2)	Venus Heritage	Post-Panamax	December 2010
Shikoku Friendship Shipping Company (“Shikoku”)(2)	Venus History	Post-Panamax	September 2011
Maxenteka Shipping Corporation (“Maxenteka”)(2)	Venus Horizon	Post-Panamax	February 2012
Shikokuepta Shipping Inc. (“Shikokuepta”)(2)	Troodos Sun	Post-Panamax	January 2016
Shikokuexi Shipping Inc. (“Shikokuexi”)(2)	Troodos Air	Post-Panamax	March 2016
Maxpente Shipping Corporation (“Maxpente”)(1)	Kanaris	Capesize	March 2010
Eptaprohi Shipping Corporation (“Eptaprohi”)(1)	Pelopidas	Capesize	November 2011
Maxtessera Shipping Corporation (“Maxtessera”)(2)	Lake Despina	Capesize	January 2014
Pinewood Shipping Corporation (“Pinewood”)(2)(7)(9)	TBN - H 1552	Kamsarmax	1H 2018
Gloverthree Shipping Corporation (“Gloverthree”)(2)(4)	Kypros Unity	Panamax	September 2014
Staloudi Shipping Corporation (“Staloudi”)(1)(4)	Stalo	Post-Panamax	January 2006
Shikokuennia Shipping Inc. (“Shikokuennia”)(2)(5)	H 1718	Post-Panamax	—
Gloverseven Shipping Corporation (“Gloverseven”)(2)(6)	TBN - H 835	Panamax	—
Kyotofrendo One Shipping Inc. (“Kyotofrendo One”)(2)(8)	TBN - H 1551	Kamsarmax	—
Kyotofrendo Two Shipping Inc. (“Kyotofrendo Two”)(2)(6)	—	—	—
Maxeikosipente Shipping Corporation (“Maxeikosipente”)(1)	—	—	—
S.B. Sea Venture Company Ltd (10)	—	—	—

(1)	Incorporated under the laws of the Republic of Liberia.

(2)	Incorporated under the laws of the Republic of the Marshall Islands.

(3)	Newbuild acquisition. Refer to Note 22.

(4)	Vessel sold in March 2016. Refer to Notes 3, 4, 6 and 19.

(5)	Newbuild contract novated in February 2016. Refer to Note 3.

(6)	Newbuild contract novated in October 2016. Refer to Note 3.

(7)	On July 29, 2016, the Shipsales Contract relating to Hull No. 1552, initially contracted by our subsidiary Kyotofriendo Two, was novated to our wholly owned subsidiary Pinewood. Under an agreement with an unaffiliated third party, upon delivery of the vessel to Pinewood, 100 shares of Series A Preferred Stock of Pinewood will be issued to the unaffiliated third party for proceeds of $16,900 which will be used to finance part of the cost of such vessel, which shares will have preference over shares of common stock of Pinewood with respect to distributions by, and liquidation of, Pinewood. Furthermore, under this agreement, Pinewood agreed to (i) pay its own expenses out of its own funds, (ii) keep its assets and funds separate from the assets and funds of the Company, (iii) refrain from holding its assets and/or creditworthiness as being available to satisfy any of the obligations of the Company, and (iv) take, or refrain from taking, certain other actions designed to ensure that the assets of Pinewood are not available to creditors of Safe Bulkers or its other subsidiaries.

(8)	Newbuild delivered in January 2017 from the shipyard and subsequently sold. Refer to Notes 3 and 22.

(9)	Estimated completion date for newbuild vessel as of December 31, 2016.

(10)	Incorporated under the laws of the Republic of Cyprus, dissolved in September 2014.

For the years ended December 31, 2014, 2015 and 2016, the following charterers individually accounted for more than 10% of the Company’s charter revenues as follows:

	December 31,
	2014	2015	2016
Oldendorff Gmbh and Co. KG	-	12.67%	-
Global Chartering Ltd	-	10.79%	12.49%
Glencore Grain B.V	-	-	10.05%

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

Other Comprehensive Income/(Loss): The Company follows the accounting guidance relating to Statement of Comprehensive Income, which requires separate presentation of certain transactions that are recorded directly as components of shareholders’ equity. The Company has no other comprehensive income/(loss) and accordingly comprehensive income/(loss) equals net income/(loss) for the periods presented.

Foreign Currency Translation: The reporting and functional currency of the Company is the U.S. dollar (“USD”). Transactions incurred in other currencies are translated into USD using the exchange rates in effect at the time of the transaction. On the balance sheet date, monetary assets and liabilities that are denominated in other currencies are translated into USD to reflect the end-of-period exchange rates. Resulting gains or losses from foreign currency transactions are recorded within Foreign currency loss/(gain) in the accompanying consolidated statements of operations in the period in which they arise.

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

Accounts Receivable: Accounts receivable reflect trade receivables from time or voyage charters and other receivables from operational activities, net of an allowance for doubtful accounts. On each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No allowance for doubtful accounts was recorded for any of the periods presented.

Inventories: Inventories consist of bunkers and lubricants owned by the Company remaining on board the vessels at the end of each reporting period, which are stated at the lower of cost or market value. Cost is determined using the first–in, first-out method. Inventories consist of $1,302 and $1,478 of bunkers and of $3,865 and $3,696 of lubricants as of December 31, 2015 and 2016, respectively.

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

Impairment of Long-lived Assets: The Company follows the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of operations. Various factors including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs are included in this analysis. No impairment loss was recorded during the year ended December 31, 2014. Regarding impairments recorded during the years ended December 31, 2015 and 2016 refer to Notes 4 and 5.

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

Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less the cost to sell the asset. These assets are no longer depreciated once they meet the criteria of being held for sale. Regarding assets held for sale as of December 31, 2015 refer to Note 6. There were no assets held for sale as of December 31, 2016.

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

Derivative Instruments: The Company may enter into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to the acquisition of vessels and on certain loan obligations. The Company also enters into interest rate derivatives to create economic hedges for its exposure to interest rate risk of its loan obligations (see also Notes 7 and 13). When such derivatives do not qualify for hedge accounting the Company records these financial instruments in the consolidated balance sheet at their fair value as either a derivative asset or a liability, and recognizes the fair value changes thereto in the consolidated statements of operations. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) until the hedged item is recognized in the consolidated statements of operations. For the years ended December 31, 2014, 2015 and 2016, no derivatives were accounted for as accounting hedges.

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

Accounting for Revenues and Related Expenses: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered under time charter, where a contract is entered into for the use of a vessel for a specific voyage or a specific period of time and at a specified daily charter rate. Time charter revenues are recognized as earned on the straight-line basis over the term of the charter as service is provided. Revenues from time charter may also include ballast bonus, which is an amount paid by the charterer for repositioning the vessel at the charterer’s disposal (delivery point), which is recognized as revenue over the term of the charter, and other miscellaneous revenues from vessel operations. Expenses relating to the Company’s time charters are vessel operating expenses and certain voyage expenses, which are paid by the Company and recognized as incurred. Vessel operating expenses that are paid by the Company include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other minor miscellaneous expenses. Voyage expenses which are also recognized as incurred by the Company include costs for draft surveys, hold cleaning, postage, extra war risk insurance, bunkers during ballast period and other minor miscellaneous expenses related to the voyage. The charterer is responsible for paying the cost of bunkers and other voyage expenses (e.g., port expenses, agents’ fees, canal dues, extra war risks insurance and any other expenses related to the cargo).

Vessels are also chartered under voyage charters, where a contract is made for the use of a vessel under which the Company is paid freight on the basis of moving cargo from a loading port to a discharge port. During the years ended December 31, 2014, 2015 and 2016, there have been only two instances where a vessel was employed under a voyage charter. Under a voyage charter, the revenues are recognized on a pro rata basis over the duration of the voyage from load port to discharge port. Probable losses on voyages are provided for in full at the time such losses can be estimated. Related expenses are operating expenses, bunkers and voyage expenses, which are recognized as incurred and are all paid for by the Company. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized when earned and collection is reasonably assured. Dispatch expense represents payments by the Company to the charterer when loading or discharging time is less than the stipulated time in the voyage charter and is recognized as incurred.

Revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Unearned revenue includes: (i) cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates. Accrued revenue results from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates. Commissions (address and brokerage), regardless of charter type, are always paid by the Company, are deferred and amortized over the related charter period and are presented as a separate line item in revenues to arrive at net revenues in the accompanying consolidated statements of operations.

Taxes: Entities within the group that are incorporated under the laws of either the Republic of Liberia or the Republic of the Marshall Islands are not subject to Liberian or Marshall Islands income taxes. However, each vessel-owning Subsidiary is subject to registration and tonnage taxes under the laws of the Republic of Cyprus or the Republic of the Marshall Islands depending on where each Company’s vessel is registered. As of January 1, 2013, each vessel managed in Greece is subject to tonnage tax, under the laws of the Republic of Greece. In addition, as of December 31, 2013, each vessel managed in Greece is also subject to an annual shipping community mandatory financial contribution for the years 2014, 2015 and 2016 under the laws of the Republic of Greece. These registration, tonnage taxes and financial contributions are recorded within Vessel operating expenses in the accompanying consolidated statements of operations and none are considered income taxes.

Furthermore, the Subsidiaries are subject to a 4% U.S. federal tax in respect of its U.S. source shipping income (imposed on gross income without the allowance for any deductions), because none of the Subsidiaries meet the requirements for an exemption from such tax provided by Section 883 of the U.S. Internal Revenue Code of 1986. As a result, the Subsidiaries file U.S. federal tax returns and pay the relevant U.S. federal tax on their U.S. source shipping income, which is not considered an income tax. Such taxes have been recorded within Voyage expenses in the accompanying consolidated statements of operations. In many cases, these taxes are recovered from the charterers; such amounts recovered are recorded within Revenues in the accompanying consolidated statements of operations.

Dividends: Dividends are recorded in the period in which they are approved by the Company’s Board of Directors.

Earnings Per Share: The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year and includes the shares issuable to the audit committee chairman and the independent directors at the end of each year for services rendered. Diluted earnings per share are the same as basic earnings per share. There are no other potentially dilutive shares. The computation of basic earnings per share is calculated after deducting the preferred stock dividend from net income.

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

Recent Accounting Pronouncements:

Revenue from Contracts with Customers: In May 28, 2014, the Financial Accounting Standards Board (“FASB” issued Accounting Standard Update (“ASU”) No 2014-09 as amended by ASU 2015-14 which was issued on August 12, 2015, Revenue From Contracts With Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The Company believes that the implementation of this standard will not have a material impact on the financial statements since the revenues are generated largely from time charters and has not elected early adoption.

Inventories: In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory to simplify the measurement of inventory using first-in, first out (FIFO) or average cost method. According to this ASU an entity should measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices less reasonably predictable costs of completion, disposal and transportation. This update is effective for public entities with reporting periods beginning after December 15, 2016. The amendments in the ASU should be applied prospectively, with earlier application permitted as of the beginning of an interim or annual reporting period. Early adoption is permitted. Management believes that the implementation of this update will not have any material impact on its financial statements and has not elected the early adoption.

Leases: In February 2016, the FASB issued ASU 2016-02. The standard amends the existing accounting standards for lease accounting and adds additional disclosures about leasing arrangements. The ASU requires lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by most leases, while lessor accounting remains largely unchanged. The new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. This update is effective for public entities with reporting periods beginning after December 15, 2018, including interim periods within those fiscal periods. Early adoption is permitted for all entities. The Company has not yet evaluated the impact, if any, of the adoption of this new standard.

Cash Flows: In August 2016, the FASB issued the ASU 2016-15 – classification of certain cash payments and cash receipts. This ASU addresses certain cash flow issues with the objective of reducing the existing diversity in practice. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. It must be applied retrospectively to all periods presented but may be applied prospectively from the earliest date practicable, if retrospective application would be impracticable. The Company believes that the implementation of this update will not have any material impact on its financial statements and has not elected early adoption.

Restricted cash: In November 2016 the FASB issued the ASU 2016-18 – Restricted cash. This ASU requires that a statement of cash flows explains the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The implementation of this update affects disclosures only and has no impact on the Company’s balance sheet and statement of operations. The Company has not elected early adoption.

Business Combinations: In January 2017, the Financial Accounting Standards Board (“FASB”) issued the Accounting Standard Update (“ASU”) 2017-01 Business Combinations to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period 1) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and 2) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. Because all of the Company’s acquisitions have been asset acquisitions, the Company does not expect the adoption of this new standard to have an impact.

3. Transactions with Related Parties

A.	Safety Management Overseas S.A., Panama & Safe Bulkers Management Limited

On May 29, 2008, Safe Bulkers signed a management agreement with Safety Management and on May 29, 2015 Safe Bulkers signed a management agreement with Safe Bulkers Management (collectively the “Management Agreements”). Safety Management and Safe Bulkers Management are both related parties that are controlled by Polys Hajioannou. Under the Management Agreements, the Managers provide to Safe Bulkers executive officers and management services to vessel-owning Subsidiaries. Each vessel-owning Subsidiary has entered into, or in the case of vessels not yet delivered, will enter into, a management agreement with either one of the Managers (the “Shipmanagement Agreements”). Under these Shipmanagement Agreements, chartering, operations, technical and accounting services are provided to the vessels by the Manager. In accordance with the Management Agreements and the Shipmanagement Agreements, the Manager receives a fixed fee per vessel calculated proportionally by the number of ownership days, (the “Fixed Fee”), plus, a variable fee calculated on gross freight, charter hire, ballast bonus and demurrage (the “Variable Fee”). Fixed Fees and Variable Fees are recorded in General and Administrative Expenses (refer to Note 17). In addition, under the supervision agreements with respect to newbuilds (the “Supervision Agreements”), the Manager receives a supervision fee in exchange for on-site supervision services with respect to all newbuilds, of which 50% is payable upon the signing of the relevant Supervision Agreement, and 50% upon successful completion of the sea trials of each newbuild (the “Supervision Fee”). Supervision Fees are recorded in Advances for vessel acquisition and vessels under construction (refer to Note 5). Furthermore under the Management Agreements, the Manager receives a sales fee calculated by the contract price for each vessel sold, (the “Sale Fee”) payable upon the conclusion of the vessel sale, and an acquisition fee calculated on the contract price of each vessel constructed or purchased, (the “Acquisition Fee”), payable upon the conclusion of the vessel acquisition in exchange for services provided in relation to a sale or an acquisition of a vessel respectively. Sale Fees are recorded in Gain/(Loss) on sale of assets. Acquisition Fees are recorded in Advances for vessel acquisition and vessels under construction (refer to Note 5).

The Management Agreements provide inter alia that to the extent the executive officers are not provided by the Manager but are instead employed by Safe Bulkers, the management fee payable by Safe Bulkers is reduced, in arrears, by an amount equal to the aggregate costs of compensation and benefits and other incidental costs borne by the Company as a result of such employment, and is recorded under Compensation for Directors and Officers within General and Administrative expenses (refer to Note 17).

The management fees can be adjusted annually effective May 29 of each year, the anniversary of our entry into the Management Agreement. On May 29, 2015, the Fixed Fee was adjusted to $0.975 per day from $0.800 per day and the Variable Fee was adjusted to 0.00% from 1.25%. No readjustment has since been made on any of the management fees.

Amounts due from Manager under the Management Agreements were $946 and $601 as of December 31, 2015 and 2016, respectively.

Fees pursuant to the Management Agreement, the Shipmanagement Agreements and the Supervision Agreements are as follows:

	For the Years Ended May 29,
	(In thousands of U.S. Dollars, except for Variable, Sales and Acquisition Fees)
	2014	2015	2016
Fixed Fee	$0.700	$0.800	$0.975
Variable Fee	1.25%	1.25%	0.00%
Supervision Fee	$550	$550	$550
Sales Fee	1.00%	1.00%	1.00%
Acquisition Fee	1.00%	1.00%	1.00%

Fees pursuant to the Management Agreements, the Shipmanagement Agreements and the Supervision Agreements are comprised of the following:

	Year Ended December 31,
	(In thousands of U.S. Dollars)
	2014	2015	2016
Fixed and Variable fees	$8,962	$10,764	$11,611
Supervision Fees	2,200	1,925	1,925
Acquisition Fees	1,429	1,160	972

B. Sale of Vessels and Novation of Newbuild Contracts

In December 2015, following the Company’s decision to reduce its capital commitments and improve its liquidity, Polys Hajioannou submitted a proposal to the Company’s Board of Directors, pursuant to which companies controlled by Polys Hajioannou would (a) purchase two vessels of the Company’s operating fleet, the Stalo and the Kypros Unity and (b) novate the contracts of two of the Company’s newbuilds, Hull No. 1718 and Hull No. 1552, respectively. Upon receipt of this proposal, a special committee consisting of the Company’s three independent directors was formed and authorized by the Board of Directors of the Company in order to evaluate the proposal. The special committee was advised by independent counsel. During January 2016, the special committee obtained two appraisals from independent third parties for each of the two vessels and for each of the two newbuildings, and negotiated the terms of the sale of the vessels and the newbuild contract novations. In February, 2016 the special committee approved the sale of the Stalo and the Kypros Unity and the novation of the contracts of Hull No. 1718 and Hull No. 1552 to companies controlled by Polys Hajioannou.

The agreed sale price for the Stalo was $9,000 in cash, representing the higher of the two appraisals for that vessel, and the agreed sale price for the Kypros Unity was $20,000 in cash, likewise representing the higher of the two appraisals for that vessel that the special committee had obtained. The sales of the Stalo and of Kypros Unity, both classified as assets held for sale as at December 31, 2015, were consummated in March 2016.

The remaining commitment under the newbuild contract for Hull No. 1718 as of December 31, 2015 and as of the day of signing the novation agreement was $28,400, compared to $26,500, representing the higher of the two appraisals obtained by the special committee for such newbuild. The novation of the contract of Hull No. 1718 was executed in February 2016. The novation of the newbuild contract of Hull No. 1552 was not completed. Instead, the Company entered into an agreement with an unaffiliated investor to issue cumulative redeemable preferred shares in connection with the delivery of Hull No. 1552 in 2018.

In August 2016, following the Company’s decision to further reduce its capital commitments and improve its liquidity, Polys Hajioannou submitted a proposal to the Company’s Board of Directors, pursuant to which companies controlled by Polys Hajioannou would (a) novate the contract of newbuild Hull No. 835 and (b) purchase Hull No. 1551 upon delivery from the shipyard. Upon receipt of this proposal, the Company’s Board of Directors formed a special committee consisting of the Company’s three independent directors in order to evaluate the proposal. The special committee was advised by an independent counsel, obtained two appraisals from independent third party brokers for each newbuild vessel and negotiated the terms of each transaction. The fair value of each vessel was based on the Company’s best estimate of the fair value of each vessel on a charter free basis, and were supported by vessel valuations obtained from independent third party shipbrokers.

The remaining commitments under the newbuild contracts for Hull No. 835 and Hull No. 1551 were $48,155 in the aggregate. The higher of the two appraisals obtained by the special committee from independent third party brokers was $21,500 for Hull No. 835 and $24,500 for Hull No. 1551, or $46,000 in the aggregate.

In September 2016 the special committee approved the novation of contract of Hull No. 835 and the sale of newbuild Hull No. 1551 upon delivery from the shipyard to companies controlled by Polys Hajioannou. The novation agreement for Hull No. 835 and the sale agreement for Hull No. 1551 were both signed in October 2016. The sale of Hull No. 1551 was consummated in January 2017, immediately upon delivery of the newbuild vessel from the shipyard (refer to Note 22).

The Sales Fee and Acquisition Fee due to the Managers pursuant to the Management Agreements arising from all above transactions, have been waived.

4.	Vessels, Net

Vessels, net, are comprised of the following:

	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value
Balance, January 1, 2015	$1,160,911	$(200,488)	$960,423
Transfer from Advances for vessel acquisitions and vessels under construction	119,520	—	119,520
Impairment loss	(23,924)	11,025	(12,899)
Transfer to Assets held for sale	(31,750)	—	(31,750)
Depreciation expense	—	(47,133)	(47,133)
Balance, December 31,2015	$1,224,757	$(236,596)	$988,161
Transfer from Advances for vessel acquisitions and vessels under construction	100,043	—	100,043
Depreciation expense	—	(49,485)	(49,485)
Balance, December 31, 2016	$1,324,800	$(286,081)	$1,038,719

Transfer from advances for vessel acquisitions and vessels under construction represents advances paid in respect of the acquisition of second hand vessels and newbuild vessels which were under construction and delivered to the Company. For the periods presented, the Company accepted delivery of the following vessels:

•	During the year ended December 31, 2015: Kypros Bravery, Kypros Sky, Kypros Loyalty and Pedhoulas Cherry; and

•	During the year ended December 31, 2016: Troodos Sun (Hull No. 1686), Troodos Air (Hull No. 1685) and Kypros Spirit (Hull No. 828).

Transfer to assets held for sale during the year ended December 31, 2015 relates to the vessels Stalo and Kypros Unity (refer to Notes 3, 6 and 19).

As of December 31, 2016, 36 vessels with a carrying value of $1,028,059 have been provided as collateral to secure the Company’s bank loans as discussed in Note 7.

5. Advances for Vessel Acquisitions and Vessels under Construction

Advances for vessel acquisition and vessels under construction are comprised of the following:

Balance, January 1, 2015	$74,243
Advances paid, including capitalized expenses and interest	123,560
Impairment loss	(9,927)
Transferred to vessel cost	(119,520)
Balance, December 31, 2015	$68,356
Advances paid, including capitalized expenses and interest	61,857
Impairment loss	(17,163)
Transferred to vessel cost	(100,043)
Balance, December 31, 2016	$13,007

Advances paid for vessel acquisitions and vessels under construction comprise payments of installments that were due to the respective shipyard or third-party sellers, capitalized interest and certain capitalized expenses. During 2015 and 2016 such payments were made for the following vessels:

•	During the year ended December 31, 2015: Kypros Bravery, Kypros Sky, Kypros Loyalty, Pedhoulas Cherry, Troodos Sun, Kypros Spirit (Hull No. 828), Pedhoulas Rose ( Hull No. 1146), Hull No. 1551 and Troodos Air ( Hull No. 1685).

•	During the year ended December 31, 2016: Troodos Sun (Hull No. 1686), Troodos Air ( Hull No. 1685), Kypros Spirit (Hull No. 828), Pedhoulas Rose (Hull No. 1146), Hull No. 835, Hull No. 1551 and Hull No. 1552.

Transfers to vessel cost relate to the delivery to the Company from the respective shipyard or third-party seller of the following vessels:

•	During the year ended December 31, 2015: Kypros Bravery, Kypros Sky, Kypros Loyalty and Pedhoulas Cherry; and

•	During the year ended December 31, 2016: Troodos Sun (Hull No. 1686), Troodos Air (Hull No. 1685) and Kypros Spirit (Hull No. 828).

Impairment loss during the year ended December 31, 2015 relates to the advances paid in relation to newbuild contracts of Hull No. 1552 and Hull No. 1718, as the Company, as of December 31, 2015, assessed the potential novation of the respective newbuilding contracts to be probable. Impairment loss during the year ended December 31, 2016 relates to the advances paid in relation to newbuild contracts of Hull No. 835 and Hull No. 1551, for which the respective novation and sale agreements were executed during the year ended December 31, 2016 (refer to Note 3).

6. Assets Held for Sale

Assets held for sale of $31,995 as of December 31, 2015 represents the fair value less cost to sell of vessels Stalo and Kypros Unity and other assets on board the vessels, including their inventories. The Company assessed that as of the day of the formation of the Special Committee, all the criteria were met in order to classify the Stalo and the Kypros Unity, including their inventories on board, as assets held for sale, and the vessels were no longer depreciated. Furthermore, the loan facility relating to vessel Kypros Unity, amounting to $16,724, is separately presented under Liability directly associated with assets held for sale in the accompanying consolidated balance sheet (refer to Note 3). No assets were classified as assets held for sale as of December 31, 2016.

7. Bank Debt

Bank debt is comprised of the following secured borrowings:

			December 31,
Borrower	Commencement	Maturity	2015	2016

Maxenteka	April 2012	January 2016	$25,500	$—
Maxeikositessera	September 2012	January 2016	25,109	—
F-18

Glovertwo	October 2013	February 2016	13,666	—
Gloverthree	December 2014	February 2016	16,807	—
Shikokutessera	December 2014	February 2016	16,807	—
Maxdekatria	March 2012	February 2016	14,400	—
Maxpente, Maxeikositessera, Maxenteka*	December 2015	December 2018	7,000	5,260
Maxtessera*	July 2014	June 2021	31,500	28,000
Maxeikosiexi*	September 2015	September 2021	6,750	6,063
Marathassa*	September 2015	September 2021	7,232	6,545
Marinouki*	September 2015	September 2021	11,089	9,904
Kerasies*	September 2015	September 2021	7,714	6,918
Soffive*	September 2015	September 2021	12,054	10,757
Eptaprohi*	September 2015	September 2021	56,412	50,518
Maxpente, Maxeikositessera, Maxenteka*	December 2015	December 2021	75,337	69,632
Shikokuokto*	June 2015	June 2022	15,018	15,018
Petra*	June 2015	June 2022	18,370	18,254
Pemer*	June 2015	June 2022	18,368	18,254
Glovertwo*	February 2016	August 2022	—	12,833
Maxdekatria*	February 2016	August 2022	—	9,167
Shikokutessera*	February 2016	August 2022	—	14,667
Safe Bulkers*	November 2014	September 2022	145,527	145,527
Maxdeka*	August 2011	December 2022	23,861	20,452
Shikoku*	October 2011	August 2023	29,867	26,133
Shikokuepta	February 2016	February 2024	—	23,683
Maxeikosiena	September 2015	September 2025	23,008	22,178
Maxeikositria	September 2015	September 2025	23,008	22,178
Youngone	September 2015	September 2025	24,281	23,546
Maxeikosi	September 2015	September 2025	23,008	22,178
Total			$671,693	$587,665

Current portion of Long-term debt			$80,134	$13,264
Liability directly associated with assets held for sale			16,807	—
Long-term debt			574,752	574,401
Total debt			$671,693	$587,665

Current portion of deferred financing costs			$2,667	$1,087
Deferred financing costs directly associated with assets held for sale			83	—
Deferred financing costs non-current			5,353	4,620
Total deferred financing costs			$8,103	$5,707

Total debt			671,693	587,665
Less: Total deferred financing costs			8,103	5,707
Total debt, net of deferred financing costs			$663,590	$581,958
Less: Liability directly associated with assets held for sale, net of deferred financing costs			16,724	—
Less: Current portion of long-term debt, net of current portion of deferred financing costs			77,467	12,177
Long-term debt, net of deferred financing costs, non-current			$569,399	$569,781
F-19

* During 2016, the loan agreement related to such bank debt was amended to revise the repayment schedule and/or amend certain financial covenants.

Εach of Maxeikosi, Maxeikosiena, Maxeikositria and Youngone, which are included in the above loan and credit facilities table, had entered into a sale and leaseback agreement with third party companies, subsidiaries of a financial institution, in September 2015, regarding the respective vessel owned by the relevant Subsidiary. Under these agreements, each vessel was sold and leased back for a period of 10 years, on a net daily bareboat charter rate of $6.5, with a purchase obligation at the end of the 10th year at an aggregate price of $50,500 for all four vessels. Furthermore, each Subsidiary holds an option to purchase back the respective vessel after the second year of the bareboat charter, at annual intervals and predetermined purchase prices. In view of the obligation of the Subsidiaries to purchase the respective vessels at the end of the bareboat charter, the Company has assessed that this transaction be recorded as a financing transaction.

The above loans and credit facilities bear interest at LIBOR plus a margin, except for each of Maxeikosi, Maxeikosiena, Maxeikositria and Youngone and for a portion of each of Maxdeka and Shikoku loan facilities. Maxdeka and Shikoku had entered into loan facilities with government owned export credit institutions, each bearing interest at the Commercial Interest Reference Rate (“CIRR”) published by the Organization for Economic Co-operation and Development, as applicable on the date of the signing of the relevant loan agreements. Each of the Maxeikosi, Maxeikosiena, Maxeikositria and Youngone loan facilities are deemed to incur interest at a fixed rate calculated so that the initial facility amount be amortised to maturity down to the purchase obligation price of each vessel. The above loans and credit facilities are generally repayable by quarterly principal installments and a balloon payment due on maturity, with the exception of the Maxdeka and Shikoku loan facilities which are repaid by semi-annual principal instalments without a balloon payment due on maturity and the Maxeikosi, Maxeikosiena, Maxeikositria and Youngone loan facilities, that are deemed to be repaid by principal installments every 45 days out of a portion of the bareboat hire payment and a balloon payment due on maturity equal to the purchase obligation. The fair value of debt outstanding on December 31, 2016 amounted to $588,783 when valuing the respective portions of the Maxdeka and Shikoku loan facilities on the basis of the relevant CIRR and of the Maxeikosi, Maxeikosiena, Maxeikositria and Youngone loan facilities on the basis of the deemed equivalent fixed rate, as applicable on December 31, 2016, which are considered to be Level 2 items in accordance with the fair value hierarchy.

As of December 31, 2016, there was no amount available for drawdown under the above loan agreements and reducing revolving credit facilities. The estimated minimum annual principal payments required to be made after December 31, 2016, based on the loan and credit facility agreements as amended, are as follows:

	To December 31,
2017		$13,264
2018		25,101
2019		61,960
2020		67,878
2021		180,570
2022	and thereafter	238,892
Total		$587,665

Total interest incurred on long-term debt for the years ended December 31, 2014, 2015 and 2016 amounted to $8,599, $12,286 and $20,397 respectively, which includes interest capitalized of $264, $636 and $821 for the years ended December 31, 2014, 2015 and 2016, respectively. The average interest rate (including the margin) for all bank loan and credit facilities during the years 2014, 2015 and 2016 was 1.698% p.a., 2.184% p.a. and 3.290% p.a., respectively.

The fees paid to lenders for obtaining new loans or refinancing existing loans are presented in the balance sheet as a direct deduction from the carrying amount of that debt and amortized as Interest expense over the term of the respective loan using the effective interest rate method.

The foregoing loan and credit facilities are secured as follows:

•	First priority mortgages over the vessels owned by the respective borrowers;

•	For the Safe Bulkers credit facility, first priority mortgages over the vessels Andreas K, Maria, Xenia, Vassos, Pedhoulas Leader, Pedhoulas Commander, Martine, Eleni, Kypros Bravery, Kypros Loyalty and Troodos Air;

•	First priority assignment of all insurances and earnings of the mortgaged vessels; and
F-20

•	Corporate guarantee from Safe Bulkers (except for the Safe Bulkers credit facility where Safe Bulkers is the borrower).

Loan and credit facility agreements contain debt covenants including restrictions as to changes in management and ownership of the vessels, entering into certain long-term charters, additional indebtedness and mortgaging of vessels without the respective lender’s prior consent, minimum vessel insurance cover ratio requirements, as well as minimum fair vessel value ratio to outstanding loan principal requirements (the “Minimum Value Covenant”). The Minimum Value Covenant must not fall below 100% or 110% as the case may be, until December 31, 2017 and 100% or 120%, as the case may be, applicable as of January 1, 2018 onwards for credit facilities outstanding with commercial financing institutions and 120% for credit facilities outstanding with governmental owned export credit institutions. The borrowers are permitted to pay dividends to their owners as long as no event of default under the respective loan has occurred or has not been remedied or would occur as a result of the payment of such dividends.

Certain of the loan and facility agreements require the respective borrowers to maintain at all times a minimum balance in each vessel operating account, from $250 to $1,000, as the case may be.

Following the amendments to the loan agreements, the corporate guarantees of the Company include the following financial covenants:

•	its total consolidated liabilities divided by its total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment, and the book value of all other assets), (the “Consolidated Leverage Covenant”) must not exceed 90%, until December 31, 2017 and 85% applicable as of January 1, 2018 onwards for credit facilities outstanding with commercial financing institutions and 80% for credit facilities outstanding with government owned export credit institutions;

•	its total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment, and the book value of all other assets) less its total consolidated liabilities (the “Net Worth Covenant”) must not be less than $150,000, applicable as of January 1, 2017 onwards for credit facilities outstanding with government owned export credit institutions. For credit facilities outstanding with commercial financing institutions the Net Worth Covenant is waived until December 31, 2017 subject to a minimum fleet size of 30 vessels and must not be less than $150,000, applicable as of January 1, 2018 onwards;

•	the ratio of its EBITDA over consolidated interest expense (the “EBITDA Covenant”) must not be less than 2.0:1, on a trailing 12 months’ basis, applicable as of January 1, 2018 onwards, for credit facilities, outstanding with commercial financing institutions;

•	the ratio of its aggregate debt to EBITDA must not exceed 5.5:1 on a trailing 12 months’ basis, applicable as of January 1, 2018 onwards for credit facilities outstanding with government owned export credit institutions;

•	its consolidated debt must not exceed $650,000 on December 31, 2016, $610,000 on June 30, 2017 and $605,000 on December 31, 2017 for credit facilities outstanding with government owned export credit institutions;

•	payment of dividends is subject to no event of default having occurred and be continuing or would occur as a result of the payment of such dividends; and

•	a minimum of 35%, of its shares shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities.

The Consolidated Leverage Covenant, EBITDA covenant and Net Worth Covenant do not apply to the loan facility with our subsidiary Shikokuepta Shipping Inc., and the EBITDA covenant does not apply to financing agreements entered into by our subsidiaries Maxeikosi Shipping Corporation, Maxeikosiena Shipping Corporation, Maxeikositria Shipping Corporation, Youngone Shipping Inc. and Youngtwo Shipping Inc.

As of December 31, 2016, the Company was in compliance with all debt covenants with respect to its loans and credit facilities.

8. Share Capital

In June 2013, the Company successfully completed a public offering, whereby 800,000 shares of Safe Bulkers series B cumulative redeemable perpetual preferred shares were issued and sold at a price of $25.00 per share, and a private placement, whereby 800,000 shares of Safe Bulkers series B cumulative redeemable perpetual preferred shares were issued and sold to an entity controlled by Polys Hajioannou, at the public offering price. The net proceeds of the public offering and the private placement were $38,865 net of underwriting discount of $672 and offering expenses of $463. The Series B preferred shares were issued for cash and pay cumulative quarterly dividends at a rate of 8% per annum from their date of issuance, i.e. $2.00 per preferred share. At any time on or after July 30, 2016, the Series B preferred shares may be redeemed, at the option of the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. If the Company fails to comply with certain covenants as these terms are defined in the applicable agreement, defaults on any of its credit facilities, fails to pay four quarterly dividends payable in arrears or if the Series B preferred shares are not redeemed at the option of the Company, in whole by July 30, 2018, the dividend rate payable on the Series B preferred shares increases quarterly to a rate that is 1.25 times the dividend rate payable on the series B preferred shares , subject to an aggregate maximum rate per annum of 25% prior to July 30, 2016 and 30% thereafter. The Series B preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

In November 2013, the Company successfully completed a public offering, whereby 5,750,000 shares of Safe Bulkers common stock were issued and sold at a price of $7.43 per share, and a private placement, whereby 1,000,000 shares of Safe Bulkers common stock were issued and sold to an entity controlled by Polys Hajioannou, at the public offering price. The net proceeds of the public offering and the private placement were $47,980, net of underwriting discount of $1,898 and offering expenses of $275.

In May 2014, the Company successfully completed a public offering, whereby 2,300,000 shares of Safe Bulkers series C cumulative redeemable perpetual preferred shares were issued and sold at a price of $25.00 per share. The net proceeds of the public offering and the private placement were $55,504 net of underwriting discount of $1,744 and offering expenses of $252.The Series C preferred shares were issued for cash and pay cumulative quarterly dividends at a rate of 8% per annum from their date of issuance, i.e. $2.00 per preferred share. At any time on or after May 31, 2019, the Series C preferred shares may be redeemed, at the option of the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. The Series C preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

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

In December 2016, the Company successfully completed a public offering, whereby 15,640,000 shares of Safe Bulkers common stock were issued and sold at a price of $1.10 per share. An entity controlled by Polys Hajioannou purchased 2,727,272 shares of common stock in the public offering. The gross proceeds of the public offering were $17,204, net of underwriting discount of $710 and offering expenses of $379.

In December 2015, the Company implemented a program for the repurchase of an amount of up to $20,000 in aggregate of its Series B, Series C and Series D preferred shares. Under the statement of designation of the respective series of preferred shares, any such shares repurchased by the Company shall be cancelled. As of December 31, 2016, the Company had repurchased and cancelled 109,397 Series B preferred shares under this repurchase program.

In June 2016, the Company implemented a program for the repurchase of an amount of up to 2,000,000 shares of its common stock. As of December 31, 2016, the Company had repurchased 113,076 common shares under this repurchase program which were kept as treasury shares.

Pursuant to an arrangement approved by the Company’s shareholders’ and the nominating and compensation committee, effective July 1, 2008, the audit committee chairman receives the equivalent of $15 every quarter, payable in arrears in the form of newly issued Company common stock as part compensation for services rendered as audit committee chairman. The number of shares to be issued is determined based on the closing price of the Company’s common stock on the last trading day prior to the end of each quarter in which services were provided and the shares are issued as soon as practicable following the end of the quarter. During the years ended December 31, 2014, 2015 and 2016, 6,890 shares, 17,964 shares and 62,717 shares, respectively, were issued to the audit committee chairman.

Pursuant to an arrangement approved by the Company’s shareholders and the nominating and compensation committee, effective January 1, 2010, the independent directors of the Company, other than the audit committee chairman, each receive the equivalent of $7.5 every quarter, payable in arrears in the form of newly issued Company common stock as part compensation for services rendered as independent directors. The number of shares to be issued is determined as noted above. During the years ended December 31, 2014, 2015 and 2016, 6,892 shares, 17,964 shares and 62,717 shares, respectively were issued to the independent directors of the Company, other than the audit committee chairman.

9. Commitments and Contingencies

(a)	Commitments under Shipbuilding Contracts and Memorandums of Agreement (“MoAs”)

As of December 31, 2016 the Company had commitments under three MoAs for the acquisition of three newbuilds: Hull No. 1146, Hull No. 1551 and Hull No. 1552. In calculating the committments below, the Company has included committments relating to Hull No. 1551. We note, however, that Hull No. 1551 was agreed to be sold upon delivery from the shipyard in January 2017, as discussed in Note 3. The effect of this sale has reduced the Company’s commitments by an aggregate of $20,510, all of which was due in 2017.

The Company expects to settle these commitments as follows:

	Due to Shipyards /	Due to
Year Ending December 31	Sellers	Manager	Total
2017	$47,869	$1,119	$48,988
2018	21,771	613	22,384
Total	$69,640	$1,732	$71,372

(b)	Other contingent liabilities

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

10. Loss from inventory valuation

The amounts of $4,001 and $1,432 recorded respectively in the years ended December 31, 2014 and December 31, 2015 represent loss from the valuation of the bunkers remaining on board our vessels, which were affected by the decline of bunker market prices during the relevant periods. No loss from the valuation of the bunkers remaining on board our vessels was recorded in the year ended December 31, 2016.

11. Revenues

Revenues are comprised of the following:

	Year Ended
	December 31,
	2014	2015	2016
Time charter revenue	$142,461	$118,593	$105,767
Voyage charter revenue	914	-	-
Ballast bonus	13,375	9,901	2,720
Other income	3,150	3,881	5,472
Total	$159,900	$132,375	$113,959

12. Vessel Operating Expenses

Vessel operating expenses are comprised of the following:

	Year Ended
	December 31,
	2014	2015	2016
Crew wages and related costs	$26,169	$29,338	$29,581
Insurance	4,133	3,932	3,452
Repairs, maintenance and drydocking costs	4,344	6,178	2,752
Spares, stores and provisions	9,058	8,362	7,015
Lubricants	3,509	4,116	3,754
Taxes	1,282	1,392	1,347
Miscellaneous	2,139	2,151	1,618
Total	$50,634	$55,469	$49,519

13. Fair Value of Financial Instruments and Derivatives Instruments

Cash and cash equivalents and restricted cash, over-the-counter foreign exchange forward contracts and interest rate derivatives are recorded at fair value. The carrying values of the current financial assets and current financial liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair values of the variable interest long-term debt approximate the recorded values, due to their variable interest rates. The fair value of the fixed interest long-term debt is estimated using prevailing market rates as of the period end. We believe the terms of our loans are similar to those that could be procured as of December 31, 2016. The fair values of the long-term debt are disclosed in Note 7.

Derivative instruments

The Company enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company, from time to time, may also enter into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to acquisition of vessels and on certain loan obligations or for trading purposes. Foreign exchange forward contracts are agreements entered into with a bank to exchange, at a specified future date, currencies of different countries at a specific rate. As of December 31, 2015 and 2016, the Company had no outstanding derivative instruments relating to currency exchange contracts.

The Company’s interest rate swaps did not qualify for hedge accounting. The Company determines the fair market value of the interest rate swaps at the end of every period and accordingly records the resulting unrealized loss/gain during the period in the consolidated statement of operations. Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains/losses in the consolidated statements of operations are shown below:

Derivatives not designated as hedging instruments

		Asset Derivatives		Liability Derivatives
		Fair Values		Fair Values
Type of Contract	Balance sheet location	December 31,	December 31,	December 31,	December 31,
		2015	2016	2015	2016
Interest Rate	Derivative assets /Non-current assets	$181	$88	$—	$—

Interest Rate	Derivative liabilities / Current liabilities	—	—	318	17

Interest Rate	Derivative liabilities / Non-current liabilities	—	—	360	157

	Total Derivatives	$181	$88	$678	$174
F-24

	Amount of Loss Recognized on Derivatives
	Year ended December 31,
	2015	2016
Interest Rate Contracts	$(1,676)	$(620)
Net Loss Recognized	$(1,676)	$(620)

The gain or loss is recognized in the consolidated statement of operations and is presented in Other (Expense)/Income – Loss on derivatives.

The Company’s interest rate derivative instruments are pay-fixed, receive-variable interest rate swaps based on the USD LIBOR swap rate. The fair value of the interest rate swaps is determined using a discounted cash flow approach based on market-based LIBOR swap yield curves and take into account the credit risk of the financial institutions that are counterparties in the interest rate swaps. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy. The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2015 and 2016.

	Significant Other Observable Inputs
	(Level 2)
	December 31,
	2015	2016
Derivative instruments – asset position	$181	$88
Derivative instruments – liability position	678	174

As of December 31, 2015 and 2016, no fair value measurements for assets or liabilities under Level 3 were recognized in the Company’s consolidated balance sheet.

Interest Rate Derivatives

Details of interest rate swap transactions entered into with certain banks in respect of certain loans and credit facilities as of December 31, 2015 and 2016 are presented in the table below:

				Notional amount
Loan or Credit	Inception	Expiry	Fixed	December 31,	December 31,
Facility (1)			Rate	2015	2016
Pelea	December 15, 2011	December 14, 2016	2.0500%	28,122	-
Maxdekatria	September 28, 2012	September 28, 2017	0.9000%	18,400	16,800
Marindou	January 14, 2013	January 16, 2018	1.6000%	24,321	21,215
Petra	January 18, 2013	January 18, 2018	0.9800%	14,000	14,000
Marinouki	March 05, 2013	March 05, 2018	1.4800%	20,789	19,035
Pemer	June 07, 2013	March 07, 2018	0.9475%	14,000	14,000
Avstes	July 18, 2013	April 18, 2018	1.3500%	14,000	14,000
Shikoku	August 28, 2013	August 28, 2018	1.2500%	14,933	13,067

Total				$148,565	$112,117

(1)	Under all above swap transactions, the bank effects quarterly floating-rate payments to the Company for the relevant amount based on the three-month USD LIBOR, and the Company effects quarterly payments to the bank on the relevant amount at the respective fixed rates.

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

The fair value of each vessel was based on the Company’s best estimate of the fair value of each vessel on a charter free basis, and were supported by vessel valuations obtained from independent third party shipbrokers as of December 31, 2015, which were mainly based on recent sales and purchase transactions of similar vessels. No assets were classified as assets held for sale as of December 31, 2016.

Liability directly associated with assets held for sale:

The fair value of the liability directly associated with assets held for sale of $16,724 as of December 31, 2015, relates to the long-term debt, net of deferred financing costs, of vessel Kypros Unity, which approximated its carrying value, predominantly due to the variable interest rate. This long-term debt was considered Level 2 item in accordance with the fair value hierarchy.

14. Accrued Liabilities

Accrued liabilities are comprised of the following:

	December 31,
	2015	2016
Interest on long-term debt	$1,627	$2,193
Vessels’ operating and voyage expenses	1,784	1,568
Commissions	76	139
Interest on derivatives and other finance expenses	398	162
General and administrative expenses	99	91
Total	$3,984	$4,153

15. Gain on Asset Purchase Cancellation

In December 2013, the Company cancelled the acquisition agreement of newbuild Hull No. J0131. In March 2014, the Company collected the full amount of advances paid to the relevant shipyard of $31,800 and interest of $4,520, calculated with a rate of 5% from the receipt of the relevant installments by the shipyard until the refund of such installments, following an arbitration award issued in favor of the Company in January 2014. The amount of $3,633 recorded in the year ended December 31, 2014 represents the amount of interest of $4,520 received, net of capitalized expenses of $887. No gain on asset purchase cancellation has been recorded during the years ended December 31, 2015 or December 31, 2016.

16. Future Minimum Time Charter Revenue

The future minimum time charter revenue, net of commissions, based on vessels committed to non-cancelable time charter contracts (including fixture recaps) as of December 31, 2016, is as follows:

December 31,
2017	$56,590
2018	34,220
2019	30,866
2020	30,776
2021	30,555
Thereafter	102,598
Total	$285,605

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

17. General and Administrative Expenses

General and administrative expenses include management fees payable to our Managers and costs in relation to our operation as a public company. General and administrative expenses for the years ended December 31, 2014, 2015 and 2016 were as follows:

	December 31,
	2014	2015	2016
Management fees - related party	$8,962	$10,764	$11,611
Professional fees (legal and accounting)	813	906	528
Compensation for Directors and Officers	2,004	1,712	1,907
Listing fees and expenses	87	90	107
Miscellaneous	1,465	1,145	1,228
Total	$13,331	$14,617	$15,381

18. Unearned Revenue /Accrued Revenue

Unearned Revenue represents cash received in advance of it being earned, whereas Accrued Revenue represents revenue earned prior to cash being received. Revenue is recognized as earned on a straight-line basis at their average rates when charter agreements provide for varying annual charter rates over their term. Total Unearned Revenue /Accrued Revenue during the periods presented is as follows:

	December 31,
	2015	2016
Unearned Revenue
Cash received in advance of service provided – Current liability	$1,956	$2,029
Deferred revenue resulting from varying charter rates Current liability	—	11
Total Unearned Revenue	$1,956	$2,040

Accrued Revenue
Resulting from revenue earned prior to cash being received – Current asset	$87	$166
Resulting from varying charter rates –Non Current asset	918	929
Total Accrued Revenue	$1,005	$1,095
F-27

19. Loss on Sale of Assets

During March 2016, the Company concluded the sale of the vessels Stalo and Kypros Unity to companies controlled by Polys Hajioannou for an aggregate gross consideration of $29,000 in cash, realizing a net loss of $2,750.

There were no sales of vessels in 2014 and 2015.

20. Dividends

During 2016, the Company declared no dividend on its common shares.

During 2016, the Company declared and paid four quarterly consecutive dividends of $0.50 per share for each of Series B Preferred Shares, totaling $3,049, of Series C Preferred Shares, totaling $4,600, and of Series D Preferred Shares, totaling $6,400.

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

22. Subsequent Events

(a)         Dividend declaration: On January 11, 2017, the Board of Directors declared a dividend of $0.50 per all classes of preferred shares, totaling $3,495, payable to all shareholders of record as of January 23, 2017, which was paid on January 30, 2017.

(b)         Newbuild deliveries: In January 2017, our subsidiary Youngtwo took delivery of the Pedhoulas Rose, a Chinese newbuild Kamsarmax class vessel, which was subsequently entered into a sale and leaseback agreement with a financial institution. The lease period is 10 years, on a net daily bareboat charter rate of $6.5, with a purchase obligation on the Company at the end of the 10th year at a price of $14,500. Furthermore, the Company has purchase options in its favor after the second year of the bareboat charter, at annual intervals and at predetermined purchase prices. In view of the obligation of Youngtwo to purchase the vessel at the end of the bareboat charter, the Company has determined that this transaction is a financing transaction.

(c)         Newbuild deliveries: In January 2017, our subsidiary Kyotofrendo One took delivery of the Hull No.1551, a Japanese newbuild Kamsarmax class vessel, which was subsequently sold to an entity controlled by Polys Hajioannou. The commission of 1% of the contract price payable to the related party management company with respect to the acquisition and sale of the newbuild, has been waived in Company’s favor.

