Form 20-F
period 2017-12-31
SAFE BULKERS, INC.
filed 2018-03-02
CIK 1434754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017
☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number 001-34077

SAFE BULKERS, INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

Safe Bulkers, Inc.

Apt. D11
Les Acanthes
6, Avenue des Citronniers
MC98000 Monaco
(Address of principal executive office)

Dr. Loukas Barmparis
President
Telephone: +30 2 111 888 400
Telephone: +357 25 887 200
Facsimile: +30 2 111 878 500

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2017, there were 101,526,708 shares of the registrant’s common stock, 379,514 shares of 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value per share, liquidation preference $25.00 per share, 2,300,000 shares of 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value per share, liquidation preference $25.00 per share, and 3,200,000 shares of 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value per share, liquidation preference $25.00 per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☑ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

-i-

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

Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results and future revenues and expenses;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	availability of key employees, crew, length and number of off-hire days, drydocking requirements and fuel and insurance costs;

•	general market conditions and shipping industry trends, including charter rates, vessel values and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to make required payments under our credit facilities, comply with our loan covenants and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	the overall health and condition of the U.S. and global financial markets, including the value of the U.S. dollar relative to other currencies;

•	our expectations about availability of vessels to purchase, the time that it may take to construct and deliver new vessels or the useful lives of our vessels;

•	our continued ability to enter into period time charters with our customers and secure profitable employment for our vessels in the spot market;

•	our future capital expenditures (including our ability to successfully install ballast water treatment systems in all of our vessels) and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);
1

•	our expectations relating to dividend payments and ability to make such payments;

•	our ability to leverage our Managers’ relationships and reputation within the drybulk shipping industry to our advantage;

•	our anticipated general and administrative expenses;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	risks inherent in vessel operation, including terrorism (including cyber terrorism), piracy and discharge of pollutants;

•	potential liability from future litigation; and

•	other factors discussed in “Item 3. Key Information—iv. Risk Factors” of this annual report.

We caution that the forward-looking statements included in this annual report represent our estimates and assumptions only as of the date of this annual report and are not intended to give any assurance as to future results. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. The reasons for this include the risks, uncertainties and factors described under “Item 3. Key Information—iv. Risk Factors.” As a result, the forward-looking events discussed in this annual report might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this annual report, except as required by law, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

(i) Selected Financial Data

The following table presents selected consolidated financial and other data of Safe Bulkers, Inc. for each of the five years in the five year period ended December 31, 2017. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data of Safe Bulkers, Inc. is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with United States (the “U.S.”) generally accepted accounting principles (“U.S. GAAP”).

Our audited consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2015, 2016 and 2017 and the consolidated balance sheets at December 31, 2016 and 2017, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year Ended December
	2013	2014	2015	2016	2017
	(in thousands of U.S. dollars except share data)
STATEMENT OF OPERATIONS
Revenues	$191,520	$159,900	$132,375	$113,959	$154,040
Commissions	(4,799)	(5,806)	(5,058)	(4,187)	(6,008)
Net revenues	186,721	154,094	127,317	109,772	148,032
Voyage expenses	(10,207)	(19,429)	(17,856)	(7,679)	(3,932)
Vessel operating expenses	(41,964)	(50,634)	(55,469)	(49,519)	(52,794)
Depreciation	(37,394)	(43,084)	(47,133)	(49,485)	(51,424)
General and administrative expenses
Management fee to related party	(8,379)	(8,962)	(10,764)	(11,611)	(13,511)
Company administration expenses	(2,981)	(4,369)	(3,853)	(3,770)	(2,607)
Early redelivery income/(cost), net	7,050	(532)	—	—	(1,263)
Loss on inventory valuation	—	(4,001)	(1,432)	—	—
Other operating income/(cost)	—	—	—	794	(390)
Gain on asset purchase cancellation	—	3,633	—	—	—
Loss on sale of assets	—	—	—	(2,750)	(120)
Impairment loss	—	—	(22,826)	(17,163)	(91,293)
Operating income/(loss)	92,846	26,716	(32,016)	(31,411)	(69,302)
Interest expense	(9,086)	(8,335)	(11,650)	(19,576)	(23,224)
Other finance costs/ (income)	(1,032)	(1,132)	(242)	(1,735)	7,651
Interest income	1,008	821	86	515	799
Gain/(loss) on derivatives	813	(1,977)	(1,676)	(620)	72
Foreign currency (loss)/gain	(40)	13	347	(76)	1,782
Amortization and write-off of deferred finance charges	(1,252)	(1,472)	(2,793)	(3,063)	(2,457)
Net income/(loss)	$83,257	$14,634	$(47,944)	$(55,966)	$(84,679)
Earnings/(loss) per share of Common Stock, basic and diluted	$1.05	$0.06	$(0.74)	$(0.83)	$(0.98)
Cash dividends declared per share of Common Stock	$0.21	$0.22	$0.04	—	—
Cash dividends declared per share of Preferred B Shares	$0.77222	$2.00	$2.00	$2.00	$2.00
Cash dividends declared per share of Preferred C Shares	—	$0.96667	$2.00	$2.00	$2.00
Cash dividends declared per share of Preferred D Shares	—	$0.66667	$2.00	$2.00	$2.00
Weighted average number of shares of Common Stock outstanding, basic and diluted	77,495,029	83,446,970	83,479,636	84,526,411	100,932,876

	Year Ended December
	2013	2014	2015	2016	2017
	(in thousands of U.S. dollars)
OTHER FINANCIAL DATA
Net cash provided by operating activities	$100,594	$43,732	$25,523	$13,478	$50,101
Net cash used in investing activities(1)	(118,894)	(59,980)	(125,041)	(39,873)	(39,590)
Net cash (used in)/provided by financing activities	(38,303)	65,917	180,090	(83,875)	(47,060)
Net (decrease)/increase in cash and cash equivalents and restricted cash(1)	(56,603)	49,669	80,572	(110,270)	(36,549)

(1) Effective December 31, 2017, the Company adopted the new standard Accounting Standards Update ASU 2016-18 – Restricted Cash. The implementation of this update affected the presentation in the statement of cash flows relating to changes in restricted cash which are presented as part of Cash whereas the Company previously presented these within investing activities. This standard was retrospectively applied to all periods presented.

	Year Ended December
	2013	2014	2015	2016	2017
	(in thousands of U.S. dollars)
BALANCE SHEET DATA
Total current assets	$173,185	$135,892	$243,162	$111,008	$79,086
Total fixed assets	931,499	1,034,666	1,056,517	1,051,726	946,529
Other non-current assets	2,185	5,871	9,952	11,019	9,482
Total assets	1,106,869	1,176,429	1,309,631	1,173,753	1,035,097
Total current liabilities	56,161	27,329	105,726	23,779	36,933
Derivative liabilities—Long-term	3,270	1,065	360	157	—
Long-term debt, net of current portion and of deferred finance charges	468,906	447,936	569,399	569,781	541,816
Unearned revenue—Long-term	196	—	—	—	—
Total shareholders’ equity	578,336	700,099	634,146	578,536	456,348
Total liabilities and shareholders’ equity	1,106,869	1,176,429	1,309,631	1,173,753	1,035,097

(ii) Capitalization and Indebtedness

Not applicable.

(iii) Reasons for the Offer and Use of Proceeds

Not applicable.

(iv) Risk Factors

SOME OF THE FOLLOWING RISKS RELATE PRINCIPALLY TO THE INDUSTRY IN WHICH WE OPERATE AND OUR BUSINESS IN GENERAL. OTHER RISKS RELATE PRINCIPALLY TO THE SECURITIES MARKET AND OWNERSHIP OF OUR COMMON STOCK, $0.001 PAR VALUE PER SHARE (“COMMON STOCK”), SERIES B CUMULATIVE REDEEMABLE PERPETUAL PREFERRED SHARES, PAR VALUE $0.01 PER SHARE, LIQUIDATION PREFERENCE $25.00 PER SHARE (WHICH WAS REDEEMED IN FULL ON FEBRUARY 20, 2018) (“SERIES B PREFERRED SHARES”), SERIES C CUMULATIVE REDEEMABLE PERPETUAL PREFERRED SHARES, PAR VALUE $0.01 PER SHARE, LIQUIDATION PREFERENCE $25.00 PER SHARE (“SERIES C PREFERRED SHARES”) AND SERIES D CUMULATIVE REDEEMABLE PERPETUAL PREFERRED SHARES, PAR VALUE $0.01 PER SHARE, LIQUIDATION PREFERENCE $25.00 PER SHARE (“SERIES D PREFERRED SHARES,” AND TOGETHER WITH THE SERIES B PREFERRED SHARES AND THE SERIES C PREFERRED SHARES, THE “PREFERRED SHARES”), INCLUDING THE TAX CONSEQUENCES OF OWNERSHIP OF OUR COMMON STOCK AND PREFERRED SHARES. THE OCCURRENCE OF ANY OF THE RISKS OR EVENTS DESCRIBED IN THIS SECTION COULD SIGNIFICANTLY AND NEGATIVELY AFFECT OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS OR THE TRADING PRICE OF OUR COMMON STOCK OR PREFERRED SHARES.

Risks Inherent in Our Industry and Our Business

The international drybulk shipping industry is cyclical and volatile, having reached historical highs in 2008 and historical lows in 2016. Charter rates have improved in 2017; however, they remained below profitable levels for most of 2017. Cyclicality and volatility may lead to reductions in our charter rates, vessel values and results of operations.

The drybulk shipping industry is cyclical with attendant volatility in charter rates, vessel values and profitability. In 2008, the Baltic Dry Index (the “BDI”), had reached an all-time high of 11,793, while in 2016, BDI had reached an all-time low of 290. During 2017, the BDI, although improved from its all-time low in 2016, remained volatile, reaching an annual low of 685 on February 14, 2017 and an annual high of 1,743 on December 12, 2017. Charter rates for both short-term and period time charters were substantially below profitable levels throughout most of 2017.

We charter some of our vessels in the spot charter market for periods up to three months and in the period charter market for longer periods. The spot market is highly competitive and volatile, while period time charter contracts of longer duration provide income at pre-determined rates over more extended periods of time. We are exposed to changes in spot charter market each time one of our vessels is completing a previously contracted charter, and we may not be able to secure period time charters at profitable levels. Furthermore, we may be unable to keep our vessels fully employed. Charter rates available in the market may be insufficient to enable our vessels to be operated profitably. A significant decrease in charter rates would adversely affect our profitability, cash flows, asset values and ability to pay dividends.

As of February 9, 2018, 27 of our 39 drybulk vessels were deployed or scheduled to be deployed on period time charters of more than three months remaining term. In addition, we have contracted to acquire one newbuild vessel scheduled to be delivered in 2018, which does not currently have any contracted charter. As more vessels become available for employment, we may have difficulty entering into multi-year, fixed-rate time charters for our vessels, and as a result, our cash flows may be subject to instability in the long-term. We may be required to enter into variable rate charters or charters linked to the Baltic Panamax Index, as opposed to contracts based on fixed rates, which could result in a decrease in our cash flows and net income in periods when the market for drybulk shipping is depressed. If low charter rates in the drybulk market prevail during periods when we must replace our existing charters, it will have an adverse effect on our revenues, profitability, cash flows and our ability to comply with the financial covenants in our loan and credit facilities.

The factors affecting the supply and demand for drybulk vessels are outside of our control and are difficult to predict with confidence. As a result, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

•	demand for and production of drybulk products;

•	global and regional economic and political conditions;

•	environmental and other regulatory developments;

•	the distance drybulk cargoes are to be moved by sea; and

•	changes in seaborne and other transportation patterns.

Factors that influence the supply of vessel capacity include:

•	the size of the newbuilding orderbook;

•	the number of newbuild deliveries, which, among other factors, relates to the ability of shipyards to deliver newbuilds by contracted delivery dates and the ability of purchasers to finance such newbuilds;

•	the scrapping rate of older vessels;

•	port and canal congestion;

•	the number of vessels that are in or out of service, including due to vessel casualties; and

•	changes in environmental and other regulations that may limit the useful lives of vessels.

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

We expect that a significant number of the port calls made by our vessels will involve the loading or discharging of raw materials in ports in the Asian region, particularly China, Japan and India. As a result, a negative change in economic or regulatory conditions in any Asian country, particularly China, Japan or, to some extent, India, can have a material adverse effect on our business, financial position and results of operations, as well as our future prospects, by reducing demand and, as a result, charter rates and affecting our ability to charter our vessels. If economic growth declines in China, Japan, India and other countries in the Asian region, or if the regulatory environment in these countries changes adversely for our industry, we may face decreases in such drybulk trade and demand. Moreover, a slowdown in the United States economy or the economies of countries within the European Union (the “E.U.”) will likely adversely affect economic growth in China, Japan, India and other countries in the Asian region. Such an economic downturn in any of these countries could have a material adverse effect on our business, financial condition and results of operations.

An oversupply of drybulk vessel capacity may lead to reductions in charter rates and results of operations.

The market supply of drybulk vessels has been increasing in terms of deadweight tons (“dwt”), and the number of drybulk vessels on order as of December 31, 2017 was approximately 8.0% for Panamax to Post-Panamax class vessels (65,000 dwt to 100,000 dwt) and 11.0% for Capesize class vessels (over 100,000 dwt), as compared to the then-existing global drybulk fleet in terms of dwt, with the majority of new deliveries expected during 2018. As a result, the drybulk fleet continues to grow. In addition, during periods when there are high expectations for charter market recovery, a large number of orders may be placed in shipyards, resulting in a further increase of newbuild orders and accordingly in the size of the global drybulk fleet. An oversupply of drybulk vessel capacity will likely result in a reduction of charter hire rates. We will be exposed to changes in charter rates with respect to our existing fleet and our remaining newbuild, depending on the ultimate growth of the global drybulk fleet. If we cannot enter into period time charters on acceptable terms, we may have to secure charters in the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. In our current fleet, as of February 9, 2018, 19 vessels will be available for employment in the first half of 2018. A material increase in the net supply of drybulk vessel capacity without corresponding growth in drybulk vessel demand could have a material adverse effect on our fleet utilization and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition and results of operations.

The market value of drybulk vessels is highly volatile, being related to charter market conditions, aging and environmental regulations. The market values of our vessels may significantly decrease which could cause us to breach covenants in our credit and loan facilities, and could have a material adverse effect on our business, financial condition and results of operations.

Our credit and loan facilities, which are secured by mortgages on our vessels, require us to comply with collateral coverage ratios and satisfy certain financial and other covenants, including those that are affected by the market value of our vessels. The market values of drybulk vessels have generally experienced significant volatility within a short period of time. The market prices for secondhand and newbuild drybulk vessels have significantly increased in 2017 compared to the very low levels experienced in 2016 when vessel values were reduced in a short period of time due to depressed market conditions. The market value of our vessels fluctuates depending on a number of factors, including:

•	general economic and market conditions affecting the shipping industry;

•	prevailing level of charter rates;

•	distressed asset sales, including newbuild contract sales during weak charter market conditions;

•	lack of financing and limitations imposed by financial covenants in our credit and loan facilities;

•	competition from other shipping companies;

•	configurations, sizes and ages of vessels;

•	cost of newbuilds;
6

•	governmental, environmental or other regulations; and

•	technological advances.

We were in compliance with our covenants in our credit and loan facilities as of December 31, 2016 and December 31, 2017. If the market value of our vessels, or our newbuild upon its delivery to us, declines, we may breach some of the covenants contained in our credit and loan facilities. If we do breach such covenants and we are unable to remedy or our lenders refuse to waive the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing those loan and credit facilities. As a result of cross-default provisions contained in our loan and credit facility agreements, this could in turn lead to additional defaults under our loan agreements and the consequent acceleration of the indebtedness under those agreements and the commencement of similar foreclosure proceedings by other lenders. If our indebtedness were accelerated in full or in part, it would be difficult for us to refinance our debt or obtain additional financing on favorable terms or at all and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to continue our business.

A significant decrease of the market values of our vessels could cause us to incur an impairment loss and could have a material adverse effect on our business, financial condition and results of operations.

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

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Impairment of long-lived assets” for more information.

Technological innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. As a result, our results of operations and financial condition could be adversely affected.

The international drybulk shipping industry is highly competitive, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources.

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of drybulk cargo by sea is intense and depends on price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel. Due in part to the highly fragmented market, additional competitors with greater resources could enter the drybulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates than we are able to offer, which could have a material adverse effect on our fleet utilization and, accordingly, our results of operations.

Increases in crew costs may adversely affect our results of operations.

Crew costs are a significant expense for us under our charters. There is a limited supply of well-qualified crew. We generally bear crewing costs under our charters. Increases in crew costs may adversely affect our results of operations.

We are subject to regulations and liability under environmental laws that could require significant expenditures, including ballast water treatment systems (“BWTS”) and sulfur oxide exhaust gas cleaning systems (“Scrubbers”), which can affect our results of operations and financial condition.

Our business and the operation of our vessels are regulated under international conventions, national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, in order to protect against potential environmental impacts. Government regulation of vessels, particularly environmental regulations, have become more stringent and require us to incur significant capital expenditures on our vessels to keep them in compliance. As a result, we may decide to scrap or sell certain vessels altogether. In addition, more stringent regulations may gradually be adopted in the future.

For example, various jurisdictions have regulated management of ballast waters to prevent the introduction of non-indigenous species that are considered invasive. Such regulations require us to make changes to the ballast water management plans we currently have in place and to install new equipment on board our vessels. In response to such regulations, we recently entered into an agreement to install BWTS in all of our vessels. The installation on all our vessels and related capital expenditure is expected to expand over the next five years. Investments in the installation of BWTS is expected to be both time consuming and costly. If we fail to install or timely operate the BWTS in our vessels, then we may be unable to operate those vessels, which could have a material adverse effect on our results of operations, cash flows and financial position.

Various jurisdictions have also regulated or are considering the further regulation of greenhouse gases from vessels and emissions of sulfur and nitrogen oxides. Greenhouse gas regulations presently require the monitoring of greenhouse gas emissions. Nitrogen oxides emission regulations require the installation of advanced Tier III engines in newbuilds, but modifications are not expected to be required in existing vessels. Regulation for sulfur oxides emissions may involve retrofitting of Scrubbers.

More specifically, regulation of sulfur oxides emissions provide for 0.5% sulfur cap on marine fuel by January 1, 2020, unless the vessel is equipped with a Scrubber. The most commonly used marine fuel with lower than 0.5% sulfur content is marine gas oil (“MGO”), which presently is substantially more expensive compared to the currently widely used heavy fuel oil (“HFO”). The excessive demand for MGO after January 1, 2020, may lead to further widening of the price differential between MGO and HFO and result in shortages of MGO, restricting the operations of vessels using MGO and affecting their competitiveness compared to vessels that combine to use HFO due to their installation of Scrubbers. The installation of Scrubbers would require substantial investments in a short period of time. The compliance with sulfur oxides emission regulations could require us to make significant expenditures, which, as a result, could have a material adverse effect on our results of operations, cash flows and financial position.

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

These requirements can also affect the resale prices or useful lives of our vessels or require reductions in cargo capacity, ship modifications or operational changes or restrictions. Failure to comply with these requirements could lead to decreased availability of, or more costly insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for natural resource, personal injury and property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental regulations can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels. In addition, we are subject to the risk that we, our affiliated entities, or our or their respective officers, directors, shore employees, crew on board and agents may take actions determined to be in violation of such environmental regulations and laws and our environmental policies. Any such actual or alleged environmental laws regulations and policies violation, under negligence, willful misconduct or fault, could result in substantial fines, civil and/or criminal penalties or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Events of this nature would have a material adverse effect on our business, financial condition and results of operations.

We are subject to international safety regulations and requirements imposed by our classification societies and the failure to comply with these regulations and requirements may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the United Nations’ International Maritime Organization (“IMO”) International Management Code for the Safe Operation of Ships and for Pollution Prevention (“ISM Code”). Under the ISM Code, we are required to develop and maintain an extensive Safety Management System (“SMS”) that includes the adoption of a safety and environmental protection policy. Failure to comply with the ISM Code may subject us to increased liability, invalidate existing insurance or decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our current fleet is ISM Code-certified. If we fail to maintain ISM Code certification for our vessels, we may also breach covenants in certain of our credit and loan facilities that require that our vessels be ISM Code-certified. If we breach such covenants due to failure to maintain ISM Code certification and are unable to remedy the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit or loan facilities.

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

Our vessels are exposed to operational risks that may not be adequately covered by our insurance.

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

World events, including terrorist attacks and international hostilities, could negatively affect our results of operations and financial condition.

We conduct most of our operations outside of the U.S. and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East, North Africa and other geographic countries and areas, terrorist or other attacks, war or international hostilities. Terrorist attacks and the continuing response of the U.S. and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East and North Africa, and the presence of U.S. or other armed forces in Iraq, Syria, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, such as the attack on the MT Limburg, a vessel unaffiliated with us, in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. These types of attacks have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Acts of piracy on ocean-going vessels may increase in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide has generally decreased since 2013, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Sulu Sea and the Gulf of Guinea, with dry bulk vessels and tankers particularly vulnerable to such attacks. Acts of piracy could result in harm or danger to the crews that man our vessels.

If these piracy attacks occur in regions in which our vessels are deployed that insurers characterized as “war risk” zones or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including the employment of onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charterhire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and earnings.

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

We rely on information technology networks and systems to process, transmit and store electronic and financial information; to capture knowledge of our business; to coordinate our business across our operation bases; and to communicate internally with our vessels, customers, suppliers, partners and other third-parties. In addition, our vessels use electronically transmitted maps and navigational systems. These information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns, hardware or software failures, power outages, computer viruses, cyber-attacks, telecommunication failures, user errors or catastrophic events. Our information technology systems are becoming increasingly integrated, so damage, disruption or shutdown to the system could result in a more widespread impact. If our information technology systems suffer severe damage, disruption or shutdown, and its business continuity plans do not effectively resolve the issues in a timely manner, our operations could be disrupted and our business could be negatively affected. In addition, cyber-attacks could lead to potential unauthorized access and disclosure of confidential information, personal data and data loss and corruption. Cyber attacks on our vessels may also lead to potential unauthorized access to the navigational systems of our vessels, which could result in hazardous accidents. There is no assurance that we will not experience these service interruptions or cyber-attacks in the future. Further, as the methods of cyber-attacks continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures, or to investigate and remediate any vulnerabilities to cyber-attacks. Moreover, we do not carry cyber-attack insurance to cover the aforementioned risks to our information technology.

Uncertainty related to the Greek sovereign debt crisis may adversely affect our operating results.

Greece experienced a macroeconomic downturn in recent years, including as a result of the sovereign debt crisis and the related austerity measures implemented by the Greek government. As a result, our operations in Greece may be subjected to new regulations or regulatory action that may require us to incur new or additional compliance or other administrative costs and may require that we or our Managers pay to the Greek government new taxes or other fees. We and our Managers also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our and our Managers’ shoreside operations located in Greece. The Greek government’s taxation authorities have increased their scrutinization of individuals and companies to secure tax law compliance. If economic and financial market conditions remain uncertain or deteriorate further, the Greek government may impose further changes to tax and other laws to which we and our Managers may be subject or change the ways they are enforced, which may adversely affect our business, operating results, and financial condition.

The vote by the United Kingdom to leave the European Union could adversely affect us.

The United Kingdom (the “U.K.”) referendum on June 23, 2016 on its membership in the E.U. resulted in a majority of U.K. voters voting to exit the E.U. (“Brexit”). On February 1, 2017, the U.K. Parliament voted in favor of allowing the U.K. government to begin the formal process of Brexit. We have operations in the E.U., and as a result, we face risks associated with the potential uncertainty and disruptions that may follow Brexit, including volatility in exchange rates and interest rates and potential material changes to the regulatory regime applicable to our business or global trading parties. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets as the U.K. determines which E.U. treaties, laws and regulations to replace or replicate, including those governing maritime, labor, environmental, competition, international trade and other matters applicable to our business. Any of these effects of Brexit, and others we cannot anticipate or that may evolve over time, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

An increase in trade protectionism could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism from China, other countries in the Asian region, the United States or other nations will adversely affect our business. If the global recovery is undermined by downside risks and the economic downturn returns, or if the regulatory environment otherwise dictates, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism affecting the markets that our charterers serve may cause (i) a decrease in cargoes available to our charterers in favor of domestic charterers and domestically owned ships and (ii) an increase in the risks associated with importing goods to such markets. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and restricting currency exchanges within China. This may have the effect of reducing the supply of goods available for import or export and may, in turn, result in a decrease of demand for shipping. Any increased trade barriers or restrictions on trade, or the perception that they may occur, may have an adverse effect on global market conditions, may have an adverse impact on global trade and our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Changes in fuel prices may adversely affect our profits.

Upon redelivery of vessels at the end of a time charter, we may be obligated to repurchase bunkers on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period. In addition, although we rarely deploy our vessels on voyage charters, fuel is a significant, if not the largest, expense that we would incur with respect to vessels operating on voyage charter. As a result, an increase in the price of fuel may adversely affect our profitability. In addition, in case of a sudden significant drop in fuel prices, we might incur a loss from the valuation of our inventory resulting from the valuation of the bunkers remaining on board of our vessels, which might be affected by a sudden decline of bunker market price. As a result, a sudden decrease in the price of fuel may adversely affect our profitability. The price and supply of fuel is volatile and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

Seasonal fluctuations in industry demand could have a material adverse effect on our business, financial condition and results of operations and the amount of available cash with which we can pay dividends.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. Seasonality is related to several factors and may result in quarter-to-quarter volatility in our results of operations, which could affect the amount of dividends, if any, that we pay to our stockholders. For example the market for marine drybulk transportation services is typically stronger in the fall months in anticipation of increased consumption of coal in the northern hemisphere during the winter months and the grain export season from North America. Similarly, the market for marine drybulk transportation services is typically stronger in the spring months in anticipation of the South American grain export season due to increased distance traveled by vessels to their end destination known as ton mile effect, as well as increased coal imports in parts of Asia due to additional electricity demand for cooling during the summer months. Demand for marine drybulk transportation services is typically weaker at the beginning of the calendar year and during the summer months. In addition, unpredictable weather patterns during these periods tend to disrupt vessel scheduling and supplies of certain commodities. This seasonality could have a material adverse effect on our business, financial condition and results of operations.

Charterers may renegotiate or default on period time charters, which could reduce our revenues and have a material adverse effect on our business, financial condition and results of operations.

The ability and willingness of each of our counterparties to perform its obligations under a period time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. If we enter into period time charters with charterers when charter rates are high and charter rates subsequently fall significantly, charterers may seek to renegotiate financial terms or may default on their obligations. Additionally, charterers may attempt to bring claims against us based on vessel performance or cargo loading or unloading operations, seeking to renegotiate financial terms or avoid payments. Also, our charterers may experience financial difficulties due to prevailing economic conditions or for other reasons, and as a result may default on their obligations. In past years the industry experienced numerous incidents of charterers renegotiating their charters or defaulting on their obligations thereunder. If a charterer defaults on a charter, we will, to the extent commercially reasonable, seek the remedies available to us, which may include arbitration or litigation to enforce the contract, although such efforts may not be successful. Should a charterer default on a period time charter, we may have to enter into a charter at a lower charter rate, which would reduce our revenues. If we cannot enter into a new period time charter, we may have to secure a charter in the spot market, where charter rates are volatile and revenues are less predictable. It is also possible that we would be unable to secure a charter at all, which would also reduce our revenues, and could have a material adverse effect on our business, financial condition, results of operations, loan and credit facility covenants and cash flows.

We depend upon a limited number of customers for a large part of our revenues and the loss of one or more of these customers could have a material adverse effect on our business, financial condition and results of operations.

We expect to derive a significant part of our revenues from a limited number of customers. During the year ended December 31, 2017, one of our charterers accounted for more than 10.0% of our revenues and in previous periods some of our charterers each accounted for more than 10.0% of our revenues. We could lose a customer for many different reasons, including:

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

If we lose a key customer, we may be unable to obtain period time charters on comparable terms with charterers of comparable standing or may have increased exposure to the volatile spot market, which is highly competitive and subject to significant price fluctuations. We would not receive any revenues from a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. The loss of any of our key customers, a decline in payments under our charters or the failure of a key customer to perform under its charters with us could have a material adverse effect on our business, financial condition and results of operations.

We have adopted an anti-bribery policy consistent with the provisions of the U.S. Foreign Corrupt Practices Act (the “FCPA”) and anti-bribery legislation in other jurisdictions. Actual or alleged violations of these policies could result in damage of our reputation, sanctions, criminal penalties, imprisonment, civil action and fines, which could have an adverse effect on our business.

We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted policies consistent and in full compliance with the FCPA and anti-bribery legislation in other jurisdictions. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

We may have difficulty properly managing our planned growth through acquisitions of additional vessels.

We intend to grow our business through the acquisition of our one contracted newbuild vessel as of February 9, 2018, which is scheduled to be delivered in 2018. We may contract additional newbuild vessels or make selective acquisitions of additional secondhand vessels. Our future growth will primarily depend on our ability to locate and acquire suitable vessels, enlarge our customer base, operate and supervise any newbuilds we may order and obtain required debt or equity financing on acceptable terms.

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

Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and our Managers’ attempts to improve those systems may be ineffective. In addition, as we expand our fleet, we will have to rely on our Managers to recruit additional seafarers and shoreside administrative and management personnel. Our Managers may not be able to continue to hire suitable employees or a sufficient number of employees as we expand our fleet. If our Managers’ unaffiliated crewing agents encounter business or financial difficulties, we may not be able to adequately staff our vessels. We may also have to increase our customer base to provide continued employment for most of our new vessels. If we are unable to operate our financial system, our Managers are unable to operate our operations systems effectively or recruit suitable employees in sufficient numbers or we are unable to increase our customer base as we expand our fleet, our performance may be adversely affected.

Unless we set aside reserves for vessel replacement, at the end of a vessel’s useful life, our revenue will decline, which would adversely affect our cash flows and income.

As of February 9, 2018, the vessels in our current fleet had an average age of 7.6 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations will be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

If we are unable to obtain additional secured indebtedness, we may default on our commitments relating to our contracted newbuild or other capital expenditures, may be unable to refinance our existing indebtedness and may not be able to finance a fleet replacement and expansion program in the future, any of which would have a material adverse effect on our business, financial condition and results of operations.

Global financial markets and economic conditions continue to be volatile. This volatility has negatively affected the general willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been and may continue to be negatively affected by this decline in lending. The current state of global financial markets might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

Our net remaining capital expenditure requirements, relating to the purchase consideration of newbuilds, were $27.1 million as of February 9, 2018. We anticipate that our primary sources of funds to satisfy this commitment will be from existing cash, time deposits and restricted cash of $79.5 million as of February 9, 2018. In addition, our subsidiary that owns the newbuild vessel will issue in 2018, upon vessel delivery, $16.9 million of preferred equity to an unaffiliated investor. As of February 9, 2018, the Company had two existing vessels unencumbered.

Future financing and investing activities may involve refinancing of certain existing debt near or upon maturity and the financing of future fleet replacement and expansion. Our ability to refinance existing indebtedness, or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. To the extent that we are unable to enter into new credit facilities and obtain such additional secured indebtedness on terms acceptable to us, we will need to find alternative financing. If we are unable to find alternative financing, we would likely not be capable of funding all of our commitments for our capital expenditures. A failure to satisfy our capital expenditures commitments generally results in a forfeiture of advances paid with respect to a contracted newbuild vessel and a write-off of expenses capitalized. In addition, we may also be liable for other damages for breach of contract. A failure to satisfy our financial commitments could result in the acceleration of our indebtedness and foreclosure on our vessels. Such events, if they occurred, would adversely affect our business, financial condition and results of operation.

The aging of our fleet and our acquisitions of secondhand vessels may result in increased operating costs in the future, which could adversely affect our ability to operate our vessels profitably.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of February 9, 2018, the average age of the vessels in our current fleet was 7.6 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Twelve vessels in our fleet were over ten years old as of December 31, 2017. We may encounter higher operating and maintenance costs due to the age and condition of those vessels. In addition, if in the future we acquire additional secondhand vessels, such vessels may develop unexpected mechanical and operational problems despite adherence to regular survey schedules and proper maintenance. We cannot obtain the same knowledge about the condition of a secondhand vessel compared to a newbuild through the performed inspection prior to the purchase of such secondhand vessel nor about the cost of any required (or anticipated) repairs that we would have had if this vessel had been built for and operated exclusively by us. We will have the benefit of warranties on newly constructed vessels; we may not receive the benefit of warranties on secondhand vessels.

Investment in derivative instruments and interest rate swaps could result in losses.

From time to time, we may take positions in derivative instruments including interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities, which were advanced at a floating rate based on the London Interbank Offered Rate (“LIBOR”) based on U.S. dollar. Our hedging strategy, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. None of our interest rate swap contracts meet hedge accounting criteria under accounting guidance relating to Derivatives and Hedging, which has resulted in fluctuations in the fair value of these contracts in our statement of operations. Our future interest swaps may also not qualify for treatment as hedges for accounting purposes.

Our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our current or future financing arrangements. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

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

We generate substantially all of our revenues in U.S. dollars, but in 2017 we incurred approximately 25.4% of our vessel operating expenses in currencies other than the U.S. dollar, of which 64.8% was denominated in Euro amounts. As of December 31, 2017, all of our indebtedness and the amounts due under our newbuild contracts were denominated in U.S. dollars, but we have historically entered into shipbuilding contracts and purchase of vessels whereby part of the contract price was payable in Japanese yen and Singapore dollars. Also, new credit facilities and financing agreements, purchase of vessels or newbuild contracts may be denominated in or permit conversion into currencies other than the U.S. dollar. The use of different currencies could lead to fluctuations in our net income due to changes in the value of the U.S. dollar relative to other currencies, in particular the Euro and the Japanese yen. We have not hedged our currency exposure, and, as a result, our results of operations and financial condition, denominated in U.S. dollars, and our ability to pay dividends, could suffer.

Restrictive covenants in our existing credit facilities and financing agreements impose, and any future credit facilities and financing agreements will impose, financial and other restrictions on us, and any breach of these covenants could result in the acceleration of our indebtedness and foreclosure on our vessels.

We have substantial indebtedness. As of December 31, 2017, we had $571.8 million outstanding under our credit facilities and financing agreements.

Our existing credit facilities and financing agreements impose, and any future credit facility and financing agreement will impose, operating and financial restrictions on us. These restrictions generally limit our ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend;
17

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

Certain of our existing credit facilities require our subsidiaries to maintain financial ratios and satisfy financial covenants. Depending on the credit facility, certain of our subsidiaries are subject to financial ratios and covenants requiring that these subsidiaries:

•	ensure that the market value of the vessel mortgaged under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below 100% or 120% as the case may be, until December 31, 2018 and 120% applicable as of January 1, 2019 onwards for credit facilities outstanding with commercial financing institutions and 120% for credit facilities outstanding with governmental owned export credit institutions (the “Minimum Value Covenant”);

•	maintain at all times a minimum cash balance per vessel with the respective lender from $250,000 to $1,000,000 as the case may be, until December 31, 2017 and $150,000 to $1,000,000 as the case may be, applicable as of January 1, 2018 onwards; and

•	ensure that we comply with certain financial covenants under the guarantees described below.

In addition, under guarantees we have entered into with respect to certain of our subsidiaries’ existing credit facilities, we are subject to financial covenants. Depending on the guarantee, these financial covenants include the following as of February 9, 2018:

•	our total consolidated liabilities divided by our total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment and the book value of all other assets) must not exceed 85% for credit facilities outstanding with commercial financing institutions and 80% for credit facilities outstanding with government owned export credit institutions (the “Consolidated Leverage Covenant”);

•	our total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment and the book value of all other assets) less our total consolidated liabilities must not be less than $150,000,000, for credit facilities outstanding with government owned export credit institutions and for credit facilities outstanding with commercial financing institutions (the “Net Worth Covenant”);
18

•	the ratio of our EBITDA over consolidated interest expense must not be less than 2.0:1, on a trailing 12 months’ basis, applicable as of January 1, 2018 onwards, for credit facilities outstanding with commercial financing institutions (the “EBITDA Covenant”);

•	the ratio of our aggregate debt to EBITDA must not exceed 5.5:1 on a trailing 12 months’ basis, applicable as of June 30, 2019 (our next testing date), onwards for credit facilities outstanding with government owned export credit institutions;

•	our consolidated debt must not exceed $600,000,000 on June 30, 2018 and $580,000,000 on December 31, 2018 for credit facilities outstanding with government owned export credit institutions;

•	payment of dividends is subject to no event of default having occurred and continuing and is prohibited if the payment of such dividends would lead to an event of default; and

•	a minimum of 35% of our shares shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities.

The Consolidated Leverage Covenant, EBITDA Covenant and Net Worth Covenant do not apply to the loan facility with our subsidiary Shikokuepta Shipping Inc., and the EBITDA Covenant does not apply to financing agreements entered into by our subsidiaries Maxeikosiena Shipping Corporation, Youngone Shipping Inc. and Youngtwo Shipping Inc.

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
19

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

Under the terms of certain of our existing credit facilities, we are not permitted to pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend. We expect that any future credit facilities will also have restrictions on the payment of dividends. In addition, cash dividends on our Common Stock are subject to the priority of dividends on the 2,300,000 shares of Series C Preferred Shares issued May 2014 and 3,200,000 shares of Series D Preferred Shares issued June 2014, in each case outstanding as of December 31, 2017.

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

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to make dividend payments.

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

Pursuant to our management agreement, as amended, with Safety Management (the “SMO Management Agreement”) and our management agreement with Safe Bulkers Management (the “SBM Management Agreement” and, together with the SMO Management Agreement, the “Management Agreements”), our Managers provide us with technical, administrative and commercial services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance, financial services and office space). Our operational success depends significantly upon our Managers’ satisfactory performance of these services. Our business would be harmed if our Managers failed to perform these services satisfactorily. In addition, if either of the Management Agreements were to be terminated, expire or if their terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our Management Agreements.

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

Pursuant to our Management Agreements, we pay our Managers a fixed fee of $975 per day per vessel for providing commercial, technical and administrative services (subject to adjustment for compensation expenses payable by us) (see the section entitled “Item 5. Operating and Financial Review and Prospects—A. Operating Results—General and Administrative Expenses” for more information). In addition, we pay our Managers certain commissions and fees with respect to vessel purchases, sales and newbuilds. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain company administration expenses such as directors’ and officers’ liability insurance, legal and accounting fees and other similar company administration expenses, which are reimbursed by us. The management fees are payable whether or not our vessels are employed, and regardless of our profitability, and we have no ability to require our Managers to reduce the management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations. The Management Agreements with our Managers are scheduled to expire in May 2018. We expect to enter into new agreements with the Managers upon their expiration; however, the terms upon which the new management agreements will be entered into are unknown at this time and may be less favorable to the Company than those currently in place.

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

Our chief executive officer, Polys Hajioannou, controls both of our Managers. The Hajioannou family (including Polys Hajioannou), directly and through entities controlled by the Hajioannou family, owns approximately 51.16% of our outstanding Common Stock as of February 9, 2018 (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” for more information). These relationships could create conflicts of interest between us, on the one hand, and our Managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies affiliated with our Managers or our chief executive officer. To the extent we elect not to exercise our right of first refusal with respect to any drybulk vessel that may be acquired by companies affiliated with our chief executive officer, such companies could acquire and operate such drybulk vessels in competition with us. In addition, although under our Management Agreements our Managers will be required to first provide us any chartering opportunities in the drybulk sector, our Managers are not prohibited from giving preferential treatment in other areas of its management to vessels that are beneficially owned by related parties. In addition, under our restrictive covenant arrangements with Mr. Hajioannou and certain entities affiliated with him, he and such entities may own, operate or finance a maximum of eight drybulk vessels on the water at any one time or enter into an unlimited number of contracts with shipyards for newbuild drybulk vessels as part of his estate or family planning. Any such drybulk vessels are not required to be managed by either of our Managers, and Mr. Hajioannou and his related entities are not required to first provide chartering opportunities to us with respect to such vessel. These conflicts of interest may have an adverse effect on our business, financial condition and results of operations.

While we adhere to high standards of evaluating related party transactions, agreements between us and other affiliated entities may be challenged as less favorable than agreements that we could obtain from unaffiliated third parties.

We have entered into various transactions with Mr. Hajioannou, our Chairman and chief executive officer, and entities controlled by and/or affiliated with Mr. Hajioannou. For example, in 2017, we sold one drybulk vessel to an entity owned by Mr. Hajioannou. While we believe this transaction was properly evaluated and approved by an independent special committee of our board of directors, certain terms related to the transaction, including price, may be challenged to be on terms that are less favorable to us than terms that would have otherwise been agreed upon with unaffiliated third-parties. Future transactions with Mr. Hajioannou and entities controlled by and/or affiliated with Mr. Hajioannou may undergo scrutiny by our shareholders, the media or others and result in a challenge of the terms associated with any such transaction.

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

From time to time, vessels in our fleet have called and/or may call on ports located in countries identified by the United States government as state sponsors of terrorism and subject to United States economic sanctions. From January 1, 2005 through December 31, 2011, vessels in our fleet made 20 calls on ports in Iran and three calls on ports in Syria out of a total of 2,327 calls on worldwide ports. From January 1, 2012 through December 31, 2015, vessels in our fleet did not make any calls on ports in Iran or Syria. From January 1, 2016 through December 31, 2016, vessels in our fleet made three calls on ports in Iran and no calls on ports in Syria out of a total of 750 calls on worldwide ports. From January 1, 2017 through December 31, 2017, vessels in our fleet made four calls on ports in Iran and no calls on ports in Syria out of a total of 712 calls on worldwide ports. Iran and Syria are identified by the United States government as state sponsors of terrorism. Although these designations and controls do not prevent our vessels from making calls on ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our Common Stock. Investor perception of the value of our Common Stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Our policy is for our vessels to avoid making calls on ports in Iran and Syria unless, in the case of Iran, the charterer represents to us that the cargo is not in contravention with any E.U., U.S. or United Nation sactions and the export of such cargo has been authorized by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

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

As of February 9, 2018, the Hajioannou family (including our chief executive officer, Polys Hajioannou) owns approximately 51.16%, of our outstanding Common Stock (see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders” for more information). The Hajioannou family is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of the Hajioannou family may be different from yours.

Our status as a foreign private issuer within the rules promulgated under the Exchange Act exempts us from certain requirements of the SEC and New York Stock Exchange (“NYSE”).

We are a “foreign private issuer” within the rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under the NYSE listing rules, a foreign private issuer may elect to comply with the practice of its home country and to not comply with certain NYSE corporate governance requirements, including the requirements that (a) a majority of the board of directors consist of independent directors, (b) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (c) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (d) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken and (e) the obligation to obtain shareholder approval in connection with certain issuances of authorized stock or the approval of, and material revisions to, equity compensation plans. Moreover, we are not required to comply with certain requirements of the SEC that domestic issuers are required to comply with, including (a) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K, (b) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (c) the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information and (d) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months). Therefore, you will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements or SEC requirements.

For example, in reliance on the foreign private issuer exemption to the NYSE listing rules, a majority of our board of directors may not consist of independent directors; our board’s approach may therefore be different from that of a board with a majority of independent directors, and as a result, the management oversight of our Company may be more limited than if we were subject to the NYSE listing rules.

See “Item 16G. Corporate Governance” for more information.

Future sales of our Common Stock could cause the market price of our Common Stock to decline and our existing stockholders may experience significant dilution.

We may issue additional shares of our Common Stock in the future and our stockholders may elect to sell large numbers of shares held by them from time to time.

In April 2011, we issued and sold 5,000,000 shares of Common Stock in a public offering. The gross proceeds of the April 2011 public offering were approximately $42.0 million. In March 2012, we issued and sold 5,750,000 shares of Common Stock in a public offering. The gross proceeds of the March 2012 public offering were approximately $37.4 million. In November 2013, we issued and sold 5,750,000 shares of Common Stock in a public offering. Concurrently with that public offering, we issued and sold 1,000,000 shares of Common Stock to an entity associated with our chief executive officer, Polys Hajioannou, in a private placement. The gross proceeds of the November 2013 public offering and private placement were approximately $50.2 million. In December 2016, we issued and sold 15,640,000 shares of Common Stock in a public offering, in which an entity associated with Polys Hajioannou purchased 2,727,272 shares of Common Stock. The gross proceeds of the December 2016 public offering were approximately $17.2 million. In April 2017, we completed an exchange offer for our Series B Preferred Shares in which we issued an additional 2,212,508 shares of Common Stock to holders of Series B Preferred Shares who tendered such preferred shares in the exchange offer.

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

Our share repurchase programs may affect the market for our Common Stock and preferred shares, including affecting our share price or increasing share price volatility.

On November 24, 2015, we announced a preferred share repurchase program under which we may, from time to time, purchase Series B Preferred Shares or other preferred shares for up to $20.0 million in the aggregate on the open market. On June 22, 2016, we announced a share repurchase program under which we may, from time to time, purchase up to 2,000,000 shares of Common Stock in the aggregate on the open market. Although we have since repurchased all of our Series B Preferred Shares in connection with an exchange offer and subsequent redemption of those Series B Preferred Shares not tendered in such exchange offer, repurchases of our Common Stock pursuant to this repurchase program could affect our stock price and increase trading volatility. The timing and amount of repurchases, if any, will depend upon several factors, including market and business conditions, the trading price of our Common Stock and other investment opportunities. The repurchase program may be limited, suspended or discontinued at any time without prior notice.

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

In the future, if our Common Stock falls below the continued listing standard of $1.00 per share again or otherwise fails to satisfy any of the NYSE continued listing requirements, and if we are unable to cure such deficiency during any subsequent cure period, our Common Stock could be delisted from the NYSE. If our Common Stock ultimately were to be delisted for any reason, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our Common Stock;

•	a limited amount of news and analyst coverage for us;

•	a decreased ability for us to issue additional securities or obtain additional financing in the future;

•	limited liquidity for our shareholders due to thin trading; and

•	loss of preferential tax rates for dividends received by certain non-corporate United States holders, loss of “mark-to-market” election by United States holders in the event we are treated as a passive foreign investment company (“PFIC”), and loss of our tax exemption under Section 883 of the Internal Revenue Code of 1986, as amended (the “Code”) (although we believe that we will not satisfy the requirements for this exemption).

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
26

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

We pay quarterly dividends on our Preferred Shares only from funds legally available for such purpose when, as and if declared by our board of directors. We may not have sufficient cash available each quarter to pay dividends. On February 20, 2018 (the “Redemption Date”), we completed the redemption of the outstanding 379,514 Series B Preferred Shares at a redemption price of $25.00 per Series B Preferred Share plus all accumulated and unpaid dividends to, but excluding, the Redemption Date. From and after the Redemption Date, all distributions on the Series B Preferred Shares ceased to accumulate, such Series B Preferred Shares are no longer outstanding, and all rights of the holders of such shares terminated, except for the right to receive the redemption amount. However, in the future, we may have insufficient cash available to redeem other series of our Preferred Shares. The amount of dividends we can pay or use to redeem Preferred Shares depends upon the amount of cash we generate from our operations, which may fluctuate.

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
27

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

Our Preferred Shares are subordinate to all of our existing and future indebtedness. As of December 31, 2017, we had aggregate debt outstanding of $571.8 million, of which $26.6 million was the current portion of long term debt payable within the next 12 months. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends on or redeem preferred shares. Our articles of incorporation currently authorize the issuance of up to 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of December 31, 2017, 379,514 shares of Series B Preferred Shares, 2,300,000 shares of Series C Preferred Shares and 3,200,000 shares of Series D Preferred Shares were issued and outstanding. As of the Redemption Date, no shares of Series B Preferred Shares remained outstanding. Of this blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described under “Item 10. Additional Information—B. Articles of Incorporation and Bylaws—Stockholder Rights Plan.” The issuance of additional preferred shares on a parity with or senior to the Preferred Shares would dilute the interests of holders of such shares, and any issuance of preferred shares senior to such preferred shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Preferred Shares.

The liquidation preference amount on our Preferred Shares is fixed and you will have no right to receive any greater payment regardless of the circumstances.

The payment due upon a liquidation to holders of any series of our Preferred Shares is fixed at the redemption preference of $25.00 per share plus accumulated and unpaid dividends to the date of liquidation. If, in the case of our liquidation, there are remaining assets to be distributed after payment of this amount, you will have no right to receive or to participate in these amounts. Furthermore, if the market price for our Preferred Shares is greater than the liquidation preference, you will have no right to receive the market price from us upon our liquidation.

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

28

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

There are legal uncertainties involved in this determination. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit held that, contrary to the position of the United States Internal Revenue Service, or the “IRS,” in that case, and for purposes of a different set of rules under the Internal Revenue Code of 1986, or the “Code,” income received under a period time charter of vessels should be treated as rental income rather than services income. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our period time chartering activities would be treated as rental income, and we would probably be a PFIC. The IRS has stated that it disagrees with the holding in Tidewater

29

and has specified that income from period time charters should be treated as services income. However, the IRS’ statement with respect to the Tidewater decision was an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. In light of these authorities, the IRS or a United States court may not accept the position that we are not a PFIC, and there is a risk that the IRS or a United States court could determine that we are a PFIC. Moreover, we may constitute a PFIC for a future taxable year if there were to be changes in our assets, income or operations.

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

The effect of comprehensive United States tax reform legislation on the Company and its affiliates, whether adverse or favorable, is uncertain.

Changes to United States federal income tax rules and regulations could have material United States federal income tax consequences for the Company or an investment in the Company. On December 22, 2017, President Trump signed into law H.R. 1, known as the “Tax Cuts and Jobs Act” (the “Act”) that significantly changes the United States federal income tax system. Among a number of significant changes to the current United States federal income tax rules, the Act reduces the marginal United States corporate income tax rate from 35% to 21%, limits the deduction for net interest expense, shifts the United States toward a more territorial tax system, and imposes new taxes to combat erosion of the United States federal income tax base. The effect of the Act on us and our affiliates, whether adverse or favorable, is uncertain, and may not become evident for some period of time. You are urged to consult your tax advisor regarding the implications of the Act for an investment in the Company.

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

Over the past 20 years under the leadership of Polys Hajioannou, we have renewed our fleet by selling 17 drybulk vessels during periods of what we viewed as favorable secondhand market conditions and contracting to acquire 52 drybulk newbuilds and five drybulk secondhand vessels. Also under his leadership, we have expanded the classes of drybulk vessels in our fleet and the aggregate carrying capacity of our fleet has grown from 887,900 deadweight tons prior to our initial public offering in May 28, 2008 to 3,513,800 dwt as of February 9, 2018. Information on our capital expenditure requirements are discussed in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” The quality and size of our current fleet, together with our long-term relationships with several of our charter customers, are, we believe, the results of our long-term strategy of maintaining a high quality fleet, our broad knowledge of the drybulk industry and our strong management team. In addition to benefiting from the experience and leadership of Polys Hajioannou, we also benefit from the expertise of our Managers which, along with their predecessor, have specialized in drybulk shipping since 1965, providing services to over 50 drybulk vessels. In June 2008, we completed an initial public offering of our Common Stock in the U.S. and our Common Stock began trading on the NYSE. Our principal executive office is located at Apt. D11, Les Acanthes, 6, Avenue des Citronniers MC 98000 Monaco. Our registered address in the Republic of the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

30

B. Business Overview

We are an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest consumers of marine drybulk transportation services. As of February 9, 2018, we had a fleet of 39 drybulk vessels, with an aggregate carrying capacity of 3,513,800 dwt and an average age of 7.6 years, comprised of Panamax, Kamsarmax, Post-Panamax and Capesize class vessels. Our fleet is expected to grow through 2018 as the result of the delivery of one contracted Japanese Kamsarmax class newbuild vessel. Upon delivery of our last contracted newbuild, assuming we do not acquire any additional vessels or dispose of any of our vessels, our fleet will be comprised of 40 vessels having an aggregate carrying capacity of 3,595,400 dwt.

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

General

As of February 9, 2018, our fleet comprised 39 vessels, of which 14 are Panamax class vessels, nine are Kamsarmax class vessels, 13 are Post-Panamax class vessels and three are Capesize class vessels, with an aggregate carrying capacity of 3,513,800 dwt and an average age of 7.6 years. Assuming delivery of the last of our contracted vessels in 2018, our fleet will be comprised of 14 Panamax class vessels, 10 Kamsarmax class vessels, 13 Post-Panamax class vessels and three Capesize class vessels, and the aggregate carrying capacity of our 40 vessels will be 3,595,400 dwt. As of February 9, 2018, the average remaining duration of the charters for our existing fleet was 1.1 years.

The majority of vessels in our fleet have sister ships with similar specifications in our existing or newbuild fleet. We believe using sister ships provides cost savings because it facilitates efficient inventory management and allows for the substitution of sister ships to fulfill our period time charter obligations.

Our Fleet and Newbuild

The table below presents additional information with respect to our drybulk vessel fleet, including our newbuild, and its deployment as of February 9, 2018.

Vessel Name	Dwt	Year Built(1)	Country of Construction	Charter Type	Charter Rate(2)	Commissions(3)	Charter Period(4)	Sister Ship(5)
CURRENT FLEET
Panamax
Maria	76,000	2003	Japan	Spot	$11,900	5.00%	Feb 2018 – Mar 2018	A
Koulitsa	76,900	2003	Japan	Period	$9,000	5.00%	Jan 2018 – Apr 2019
Paraskevi	74,300	2003	Japan	Period	$7,400	5.00%	Apr 2017 – Jun 2018
Vassos	76,000	2004	Japan	Period	$13,350	3.75%	Jan 2018 – May 2018	A
Katerina	76,000	2004	Japan	Period	$7,500	5.00%	Apr 2017 – Jun 2018	A
Maritsa	76,000	2005	Japan	Period	$10,100	5.00%	Sep 2017 – Dec 2018	A
Efrossini	75,000	2012	Japan	Period	$12,940	5.00%	Jan 2018 – Apr 2018	B
Zoe	75,000	2013	Japan	Period	$8,200	5.00%	Nov 2017 – Mar 2019	B
Kypros Land	77,100	2014	Japan	Spot	$14,000	5.00%	Jan 2018 – Mar 2018	H
Kypros Sea	77,100	2014	Japan	Period	$11,250	5.00%	Jul 2017 – May 2018	H
Kypros Bravery	78,000	2015	Japan	Period	$7,500	5.00%	Sep 2016 – May 2018	I
Kypros Sky	77,100	2015	Japan					H
Kypros Loyalty	78,000	2015	Japan	Period	$12,850	5.00%	Jan 2018 – Dec 2018	I
Kypros Spirit	78,000	2016	Japan	Spot	$11,800	4.75%	Dec 2017 – Feb 2018	I
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	Period	$13,850	5.00%	Sep 2017 – Feb 2018	C
Pedhoulas Trader	82,300	2006	Japan	Period	$11,600	5.00%	Sep 2017 – Jul 2018	C
Pedhoulas Leader	82,300	2007	Japan	Period	$13,250	5.00%	Jan 2018 – Sep 2018	C
Pedhoulas Commander	83,700	2008	Japan	Period	$10,150	5.00%	Jun 2017 – May 2018
Pedhoulas Builder	81,600	2012	China	Period	$8,400 $9,900	5.00% 5.00%	Apr 2017 – Jun 2018 Jun 2018 – Aug 2019	D
Pedhoulas Fighter	81,600	2012	China	Spot	$12,650	5.00%	Dec 2017 – Mar 2018	D
Pedhoulas Farmer(7)	81,600	2012	China	Period	$12,600	5.00%	Jan 2018 – Aug 2018	D
31

Vessel Name	Dwt	Year Built(1)	Country of Construction	Charter Type	Charter Rate(2)	Commissions(3)	Charter Period(4)	Sister Ship(5)
Pedhoulas Cherry(7)	82,000	2015	China	Period	$6,600	4.25%	Apr 2017 – Oct 2018	K
Pedhoulas Rose(7)	82,000	2017	China	Period Period	$8,500 $10,000	5.00% 5.00%	Jan 2017 – Mar 2018 Mar 2018 – May 2019	K
Post-Panamax
Marina	87,000	2006	Japan	Period	$10,600	5.00%	Jul 2017 – May 2018	E
Xenia	87,000	2006	Japan	Period Period	$10,000 $12,500	5.00% 5.00%	Feb 2017 – Jun 2018 Jun 2018 – Nov 2019	E
Sophia	87,000	2007	Japan	Period	$7,250	1.25%	Apr 2016 – Nov 2018	E
Eleni	87,000	2008	Japan	Spot	$14,250	5.00%	Jan 2018 – Feb 2018	E
Martine	87,000	2009	Japan	Period	$11,500	5.00%	Aug 2017 – May 2018	E
Andreas K	92,000	2009	South Korea	Period	$13,000	5.00%	Nov 2017 – Feb 2018	F
Panayiota K	92,000	2010	South Korea	Spot	$11,250	5.00%	Feb 2018 – Mar 2018	F
Agios Spyridonas	92,000	2010	South Korea	Spot	$11,500	4.75%	Jan 2018 – Mar 2018	F
Venus Heritage	95,800	2010	Japan	Period	$13,200	5.00%	Nov 2017 – Mar 2019	G
Venus History	95,800	2011	Japan	Period	$14,750	5.00%	Jan 2018 – Jan 2019	G
Venus Horizon	95,800	2012	Japan	Period	$13,950	4.65%	Jan 2018 – Dec 2018	G
Troodos Sun	85,000	2016	Japan	Spot	$15,950	4.75%	Dec 2017 – Feb 2018	J
Troodos Air	85,000	2016	Japan	Spot Period	$11,350 $12,500	5.00% 5.00%	Mar 2017 – May 2018 May 2018 – Sep 2019	J
Capesize
Kanaris	178,100	2010	China	Period	$25,928	2.50%	Sep 2011 – Jun 2031
Pelopidas	176,000	2011	China	Period	$38,000	1.00%	Feb 2012 – Dec 2021
Lake Despina	181,400	2014	Japan	Period(6)	$24,376	1.25%	Jan 2014 – Jan 2024

Subtotal	3,513,800
NEW BUILD
Kamsarmax
Hull No. 1552	81,600	1H 2018	Japan

Subtotal	81,600
TOTAL	3,595,400

(1)	For existing vessels, the year represents the year built. For our newbuild, the date shown reflects the expected delivery dates.

(2)	Quoted charter rates are gross charter rates. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In the case of a charter agreement that provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses. Gross charter rates are inclusive of commissions. Net charter rates are charter rates after the payment of commissions. In the case of voyage charters, the charter rate represents revenue recognized on a pro rata basis over the duration of the voyage from load to discharge port less related voyage expenses.

(3)	Commissions reflect payments made to third-party brokers or our charterers.

(4)	The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of February 9, 2018, scheduled start dates. Actual start dates and redelivery dates may differ from the scheduled start and redelivery dates depending on the terms of the charter and market conditions.

(5)	Each vessel with the same letter is a “sister ship” of each other vessel that has the same letter, and under certain of our charter contracts, may be substituted with its “sister ships.”

(6)	A period time charter of 10 years at a gross daily charter rate of $23,100 for the first two and a half years and of $24,810 for the remaining period. In January 2017, the period time charter was amended to reflect substitution of the initial charterer with its subsidiary guaranteed by the initial charterer and changes in paying terms; all other period charter terms remained unchanged. The charter agreement grants the charterer the option to purchase the vessel at any time beginning at the end of the seventh year of the period time charter period, at a price of $39.0 million less 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year. The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party. The charter agreement also grants the charterer an option to extend the period time charter for an additional twelve months at a time at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times.

(7)	Vessel sold and leased back on a net daily bareboat charter rate of $6,500 for a period of 10 years, with a purchase obligation at the end of the 10th year and purchase options in favor of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase prices.
32

From the beginning of 1995 through February 9, 2018, we have taken delivery of 47 newbuilds and five secondhand vessels. As of February 9, 2018, we were contracted to take delivery of one Japanese-built Kamsarmax class newbuild vessel. As of February 9, 2018, our remaining capital expenditure requirements to shipyards or sellers amounted to $27.1 million due in 2018.

Chartering of Our Fleet

Our vessels are used to transport bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes. We may employ our vessels in time charters or in voyage charters.

A time charter is a contract to charter a vessel for a fixed period of time at a set daily rate and can last from a few days up to several years, where the vessel performs one or more trips between load port(s) and discharge port(s). Based on the duration of vessel’s employment, a time charter can be either a long-term, or period, time charter with duration of more than three months, or a short-term, or spot, time charter with duration of up to three months. Under our time charters, the charterer pays for most voyage expenses, such as port, canal and fuel costs, agents’ fees, extra war risks insurance and any other expenses related to the cargoes, and we pay for vessel operating expenses, which include, among other costs, costs for crewing, provisions, stores, lubricants, insurance, maintenance and repairs, tonnage taxes, drydocking and intermediate and special surveys.

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

Our Customers

Since 2005, our customers have included over 30 national, regional and international companies, including Bunge, Cargill, Daiichi, Intermare Transport G.m.b.H., Eastern Energy Pte. Ltd., NYK, NS United Kaiun Kaisha, Kawasaki Kisen Kaisha, Oldendorff GmbH and Co. KG, Louis Dreyfus Armateurs, Louis Dreyfus Commodities, ArcelorMittal or their affiliates. During 2017, one of our charterers accounted for 12.72% of our revenues, namely Bunge Geneva S.A. During 2016, two of our charterers accounted for 22.54% of our revenues, namely Glencore Grain B.V. and Co. KG and Global Chartering Ltd, an affiliate of ArcelorMittal, with each one accounting for more than 10.0% of total revenues. During 2015, two of our charterers accounted for 23.46% of our revenues, namely Oldendorff GmbH and Co. KG and Global Chartering Ltd, with each one accounting for more than 10.0% of total revenues. We seek to charter our vessels primarily to charterers who intend to use our vessels without sub-chartering them to third parties. A prospective charterer’s financial condition and reliability are also important factors in negotiating employment for our vessels.

Management of Our Fleet

We have entered into Management Agreements pursuant to which our Managers provide us with technical, administrative, commercial and certain other services. The SMO Management Agreement was effective as of May 29, 2008 and had an initial two year term which could be extended on a year-to-year basis up to eight times. The SBM Management Agreement was effective as of May 29, 2015 and continues for an initial one-year term and can be extended on a year-to-year basis up to two times. Both Management Agreements are terminable by us by providing the respective Manager with written notice of termination no later than 12 months prior to the end of the current term. We have not given notice of termination under either Management Agreement. Our arrangements with our Managers and their performance are reviewed by our board of directors. Our chief executive officer, president, chief financial officer and chief operating officer, collectively referred to in this annual report as our “executive officers,” provide strategic management for our company and also supervise the management of our day-to-day operations by our Managers. Our Managers report to us and our board of directors through our executive officers. The Management Agreements with our Managers expire in May 2018 and we expect to enter into new agreements with the Managers upon their expiration. The terms of any such new Management Agreements have not yet been determined.

According to the Management Agreements as amended, in return for providing such services our Managers receive a fixed management fee of $975 per day per vessel. Our Managers also receive a sales fee of 1.0% based on the contract price of any vessel sold by it on our behalf, and an acquisition fee of 1.0% based on the contract price of any vessel bought by it on our behalf, including the acquisition of each of our contracted newbuilds. We also pay our Managers a supervision fee of $550,000 per newbuild, of which 50.0% is payable upon the signing of the relevant supervision agreement, and 50.0% upon successful completion of the sea trials of each newbuild, which we capitalize, for the on-premises supervision by selected engineers and others on the Managers’ staff of newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise.

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

Our Managers have agreed that, during the term of our Management Agreements and for a period of one year following their termination, our Managers will not provide management services to, or with respect to, any drybulk vessels other than (a) on our behalf or (b) with respect to drybulk vessels that are owned or operated by companies affiliated with our chief executive officer or his family members, and drybulk vessels that are acquired, invested in or controlled by companies affiliated with our chief executive officer or his family members, subject in each case to compliance with, or waivers of, the restrictive covenant agreements entered into between us and such companies. Our Managers have also agreed that if one of our drybulk vessels and a drybulk vessel owned or operated by any such company are both available and meet the criteria for a charter being arranged by our Managers, our drybulk vessel will receive such charter.

The foregoing description of the Management Agreements does not purport to be complete and is qualified in its entirety by reference to the Management Agreements, copies of which are attached as Exhibit 4.1 and Exhibit 4.2 and incorporated herein by reference.

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements” for more information.

Competition

We operate in highly competitive markets that are based primarily on supply and demand. Our business fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We believe we differentiate ourselves from our competition by providing modern vessels with advanced designs and technological specifications. As of February 9, 2018 our fleet had an average age of 7.6 years. Upon delivery of our contracted newbuild vessel, the majority of our fleet will have been built in Japanese shipyards, which we believe provides us with an advantage in attracting large, well-established customers, including Japanese customers.

The drybulk sector is characterized by relatively low barriers to entry, and ownership of drybulk vessels is highly fragmented. In general, we compete with other owners of Panamax class or larger drybulk vessels for charters based upon price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel.

Crewing and Shore Employees

Our management team consists of our chief executive officer, president, chief financial officer, chief operating officer, chief financial controller, chief compliance officer and our internal auditor. Our Managers are responsible for the technical management of our fleet and therefore also handle the recruiting, either directly or through crewing agents, of the senior officers and all other crew members for our vessels. As of December 31, 2017, approximately 797 people served on board the vessels in our fleet, and our Managers employed approximately 96 people on shore.

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

Our Managers are responsible for arranging insurance for all our vessels on terms specified in our Management Agreements, which we believe are in line with standard industry practice. In accordance with our Management Agreements, our Managers procure and maintain hull and machinery insurance, war risks insurance, freight, demurrage and defense coverage and protection and indemnity coverage with mutual assurance associations. Due to our low incident rate and the relatively young age of our fleet, we are generally able to procure relatively low rates for all types of insurance.

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

Protection and indemnity insurance

Protection and indemnity insurance is a form of mutual indemnity insurance provided by mutual marine protection and indemnity associations (“P&I Associations”) formed by vessel owners to provide protection from large financial loss to one club member by contribution towards that loss by all members.

Protection and indemnity insurance covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew members, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Our coverage, except for pollution, will be unlimited. Furthermore, within this aggregate limit, club coverage is also limited to the amount of the member’s legal liability.

Our protection and indemnity insurance coverage for pollution is limited to $1.0 billion per vessel per incident. Our protection and indemnity insurance coverage in respect of passengers is limited to $2.0 billion and in respect of passengers and seamen is limited to $3.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group of P&I Clubs (the “International Group”) insure approximately 90.0% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each P&I Association’s liabilities. As a member of a P&I Association that is a member of the International Group, we are subject to calls payable to the P&I Association based on the International Group’s claim records, as well as the claim records of all other members of the individual associations.

Although the P&I Associations compete with each other for business, they have found it beneficial to mutualize their larger risks among themselves through the International Group. This is known as the “Pool.” This pooling is regulated by a contractual agreement which defines the risks that are to be covered and how claims falling on the Pool are to be shared among the participants in the International Group. The Pool provides a mechanism for sharing all claims in excess of $10.0 million up to, currently, approximately $7.75 billion. On that basis, all claims up to $10.0 will be covered by each Club’s Individual Retention and all claims in excess of $10.0 million up to $100.0 million will be covered by the Pool. Effective as of February 20, 2018, the lower pool layer ceiling/upper pool attachment point was lifted from $45.0 million to US $50.0 million and the layer from $80.0 million to the GXL attachment ($100.0 million) was absorbed into the pool and merged with the upper pool layer which attaches from $50.0 million to $100.0 million with an individual club retention of 7.5% across the layer. For the 2018/19 policy year, the International Group maintained a three layer GXL reinsurance program, together with an additional Collective Overspill layer, which combine to provide commercial reinsurance cover of up to $3.1 billion per vessel per incident, comprising of reinsurance for all claims of up to $2.1 billion per vessel per incident in excess of the $100.0 million insured by the Pool and an additional $1.0 billion in excess of the aforesaid $2.1 billion per vessel per incident in respect of claims for overspill.

War Risks Insurance

Our war risk insurance covers hull or freight damage, detention or diversions risks and P&I liabilities (including crew) arising out of confiscations, seizure, capture, vandalism, sabotage and/or other war risks and is subject to separate limits of:

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

Vessels are drydocked during intermediate and special surveys for repairs of their underwater parts. Intermediate surveys may not be required for vessels under the age of 15 years. If “in water survey” notation is assigned by class, as is the case for our vessels, the vessel owner has the option of carrying out an underwater inspection of the vessel in lieu of drydocking, subject to certain conditions. In the event that an “in water survey” notation is assigned as part of a particular intermediate survey, drydocking would be required for the following special survey thereby generally achieving a higher utilization for the relevant vessel. Drydocking can be undertaken as part of a special survey if the drydocking occurs within 15 months prior to the special survey deadline. The following table lists the dates by which we expect to carry out the next drydockings and special surveys for the vessels in our current drybulk vessel fleet:

Vessel Name	Drydocking	Special Survey
Agios Spyridonas	March 2018	January 2020
Koulitsa	April 2018	April 2018
Maria	April 2018	April 2018
Pedhoulas Commander	May 2018	May 2018
Zoe	July 2018	July 2018
Eleni	October 2018	November 2018
Vassos	October 2018	February 2019
Martine	January 2019	February 2019
Andreas K	April 2019	August 2019
Katerina	January 2019	May 2019
Maritsa	January 2019	January 2020
Kanaris	August 2019	March 2020
Paraskevi	October 2019	January 2023
Pedhoulas Merchant	March 2020	March 2021
Panayiota K	February 2020	April 2020
Venus Heritage	September 2020	December 2020
Pedhoulas Trader	May 2020	May 2021
Pedhoulas Leader	December 2020	February 2022
Pedhoulas Builder	May 2021	May 2022
Pedhoulas Fighter	August 2021	August 2022
Pedhoulas Farmer	September 2021	September 2022
Marina	August 2020	January 2021
Sophia	June 2021	June 2022
Efrossini	January 2021	February 2022
Venus History	April 2021	September 2021
Venus Horizon	November 2020	February 2022
Pelopidas	November 2020	November 2021
Xenia	February 2020	April 2021
Lake Despina	December 2018	January 2019
Kypros Land	December 2018	January 2019
Kypros Sea	March 2018	March 2019
Kypros Bravery	October 2019	January 2020
Kypros Loyalty	April 2020	June 2020
Kypros Sky	March 2020	April 2020
Pedhoulas Cherry	July 2019	July 2020
Pedhoulas Rose	January 2021	January 2022
Kypros Spirit	April 2021	July 2021
Troodos Sun	October 2020	January 2021
Troodos Air	December 2020	March 2021
Agios Spyridonas	December 2019	January 2020

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

Environmental and Other Regulations

General

Government regulation significantly affects the ownership and operation of our vessels. Our vessels are subject to international conventions and national, state and local laws and regulations in force in international waters and the countries in which they operate or are registered, including environmental protection requirements governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and the management of other contamination, air emissions, water discharges and ballast water. These laws and regulations include the

International Convention for Prevention of Pollution from Ships, the International Convention for Safety of Life at Sea (“SOLAS”) and implementing regulations adopted by the IMO, the E.U. and other international, national and local regulatory bodies. They also include laws and regulations in the jurisdictions where our vessels travel and in the ports where our vessels call. In the U.S., the requirements include OPA 90, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Clean Water Act (“CWA”) and U.S. Clean Air Act (“CAA”). Compliance with these environmental protection requirements can impose significant cost and expense, including the cost of vessel modifications and implementation of certain operating procedures. Our fleet complies with all current requirements. However, we anticipate incurring significant vessel modification expenditures in the current or subsequent fiscal years to comply with certain requirements, including mainly the installation of BWTS and the potential installation of Scrubbers. Under our Management Agreements, our Managers have assumed technical management responsibility for our fleet, including compliance with all applicable government and other regulations. If the Management Agreements with our Managers terminate, we would attempt to hire another party to assume this responsibility. In the event of termination, we might be unable to hire another party to perform these and other services for the present fee structure and related costs. However, due to the nature of our relationship with our Managers, we do not expect our Management Agreements to be terminated early.

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

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the drybulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. Our Managers and our vessels are certified in accordance with ISO 14001 and ISO 50001 relating to environmental standards and energy efficiency. Moreover we have obtained additional class notation for most of our fleet for the prevention of sea and air pollution while we are in the process of obtaining such class notation for the remaining vessels. We believe that the operation of our vessels is in substantial compliance with all environmental laws and regulations applicable to us as of the date of this annual report. However, because such laws and regulations are subject to frequent change and may impose increasingly stricter requirements, such future requirements could limit our ability to do business, increase our operating costs, force the early retirement of our vessels and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

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

In 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Annex VI became effective in 2005, and sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of marine fuels and allows for the establishment of Emission Control Areas (“ECAs”) with more stringent controls on sulfur emissions. An ECA for North America took effect in 2012 and an ECA for the Caribbean took effect in 2014. The North Sea and Baltic Sea were designated ECAs in 2017, and are expected to take effect in 2021. In 2008, the IMO Marine Environment Protection Committee (“MEPC”) adopted amendments to Annex VI regarding particulate matter, nitrogen oxides and sulfur oxide emissions. These amendments, which entered into force in 2010, are designed to reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. In addition, the E.U. has established separate limitations on the sulfur content of marine fuels, and some E.U. countries may be declared ECAs in the future, pursuant to Annex VI and its amendments. Starting January 1, 2015 reduced limits of sulfur content of fuel oil were introduced resulting to the use of lighter fuels, namely low sulfur MGO for ECA passage. We have obtained International Air Pollution Prevention Certificates for all our vessels, and believe that maintaining compliance with the existing and known future Annex VI requirements will not have an adverse financial impact on the operation of our vessels. However, additional or new requirements, conventions, laws or regulations, including the adoption of additional ECAs, or other new or more stringent emissions requirements adopted by the IMO, the E.U., the U.S. or individual states, or other jurisdictions in which we operate, could require vessel modifications or otherwise increase the costs of our operations. Our vessels have the capacity to use low sulfur MGO.

The IMO confirmed in October 2016 that a global 0.5% sulfur cap on marine fuels will come into force on January 1, 2020, as agreed in amendments adopted in 2008 for Annex VI to MARPOL. Annex VI sets progressively stricter regulations to control sulfur oxides (SOx) and nitrogen oxides (NOx) emissions from ships, which present both environmental and health risks. The 0.5% sulfur cap marks a significant reduction from the current global sulfur cap of 3.5%, which had been implemented since January 1, 2012. When the 2020 sulfur cap was decided upon in 2008, it was also agreed that a review should be undertaken to assess whether there was sufficient compliant fuel available to meet the 2020 date, failing which, the date could be deferred to 2025. That review was completed in July 2016 by a consortium of consultants led by CE Delft and submitted to the IMO’s MEPC during their 70th session (“MEPC 70”). The review concluded that sufficient compliant fuel would be available to meet the new requirement. However, there have been competing studies, that hold the opposing view that refining capacity will not be sufficient in 2020, with an estimated 60.0-70.0% additional sulfur plant capacity required by 2020. There have also been questions as to how the sulfur cap will be enforced, as it is up to individual parties to MARPOL to enforce fines and sanctions. The implementation of 0.5% low sulfur cap by January 1, 2020 may require the installation of Scrubbers that, if installed, will involve substantial expenditures and operational costs in the future. Alternatively, if we elect not to install Scrubbers, the use of low sulfur MGO or other low sulfur fuels may reduce our competitiveness in the market particularly if such fuels are sold at prices substantially higher compared to the cost of the HFO that is primarily used today.

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

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention also requires registered owners of ships over 1,000 gross tons to maintain insurance in specified amounts to cover their liability for relevant pollution damage. The Bunker Convention became effective on November 21, 2008. The IMO also adopted a requirement, which became effective in 2011, that vessels traveling through the Antarctic region (waters south of latitude 60 degrees south) must use lower density fuel. This requirement has not had and we do not expect that it will have a material effect on our operations, which do not involve Antarctic travel.

The operation of our vessels is also affected by the requirements set forth in the IMO’s ISM Code. The ISM Code requires vessel owners or any other person, such as a manager or bareboat charterer, who has assumed responsibility for the operation of a vessel from the vessel owner and on assuming such responsibility has agreed to take over all the duties and responsibilities imposed by the ISM Code, to develop and maintain an extensive SMS that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a “Safety Management Certificate” for each vessel they operate from the government of the vessel’s flag state. The certificate verifies that the vessel operates in compliance with its approved SMS. Currently, our Managers have the requisite documents of compliance and safety management certificates for each of the vessels in our fleet for which the certificates are required by the IMO. Our Managers are required to renew these documents of compliance and safety management certificates every five years. Compliance is externally verified on an annual basis for the Managers and between the second and third years for each vessel by the applicable flag state.

Although all our vessels are currently ISM Code-certified, such certification may not be maintained by all our vessels at all times. Non-compliance with the ISM Code may subject such party to increased liability, invalidate existing insurance or decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. For example, the U.S. Coast Guard and E.U. authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and E.U. ports.

The Maritime Labour Convention

The International Labour Organization’s Maritime Labour Convention was adopted in 2006 (“MLC 2006”). The basic aims of the MLC 2006 are to ensure comprehensive worldwide protection of the rights of seafarers (the MLC 2006 is sometimes called the Seafarers’ Bill of Rights) and, to establish a level playing field for countries and ship owners committed to providing decent working and living conditions for seafarers, protecting them from unfair competition on the part of substandard ships. The MLC 2006 was ratified on August 20, 2012, and all our vessels were certified by August 2013, as required. The MLC 2006 requirements have not had, and we do not expect that the MLC 2006 requirements will have, a material effect on our operations.

The U.S. Oil Pollution Act of 1990

OPA 90 established an extensive regulatory and liability regime for the protection of the environment from oil spills and cleanup of oil spills. OPA 90 applies to discharges of any oil from a vessel, including discharges of fuel and lubricants. OPA 90 affects all owners and operators whose vessels trade in the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’ territorial sea and its two hundred nautical mile exclusive economic zone. While our vessels do not carry oil as cargo, they do carry lubricants and fuel oil (“bunkers”), which subjects our vessels to the requirements of OPA 90.

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

Effective December 21, 2015, the U.S. Coast Guard adopted regulations that adjust the limits of liability of responsible parties under OPA 90 to the greater of $1,100 per gross ton or $939,800 per non-tank vessel and established a procedure for adjusting the limits for inflation every three years. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. As a result of the oil spill in the Gulf of Mexico resulting from the explosion of the Deepwater Horizon drilling rig, bills have been introduced in the U.S. Congress to increase the limits of OPA liability for all vessels, including tanker vessels. In August 2014, the U.S. Coast Guard also proposed regulations that would increase offshore spill liability limits under OPA 90 to reflect increases in the Consumer Price Index.

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

The U.S. Clean Water Act

The CWA prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. It also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recently enacted OPA 90 and CERCLA, discussed above. The U.S. Environmental Protection Agency (“EPA”) regulates the discharge in U.S. ports of ballast water and other substances incidental to the normal operation of vessels. Under EPA regulations, commercial vessels greater than 79 feet in length are required to obtain coverage under the National Pollutant Discharge Elimination System (“NPDES”) Vessel General Permit (the “VGP”) to discharge ballast water and other wastewater into U.S. waters by submitting a Notice of Intent (a “NOI”). The VGP requires vessel owners and operators to comply with a range of best management practices and reporting and other requirements for a number of incidental discharge types and incorporates current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements. We have submitted NOIs for our vessels operating in U.S. waters and anticipate incurring costs to meet the requirements of the VGP. In addition, various states have enacted legislation restricting ballast water discharges and the introduction of non-indigenous species considered to be invasive. These and any similar ballast water discharge restrictions enacted in the future could increase the costs of operating in the relevant waters.

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

For the first time, the 2013 VGP contains numeric ballast water discharge limits for most vessels. The 2013 VGP also contains more stringent effluent limits for oil to sea interfaces and exhaust gas scrubber washwater, which will improve environmental protection of U.S. waters. The EPA has also improved the efficiency of several of the VGP’s administrative requirements, including allowing electronic recordkeeping, requiring an annual report in lieu of the one-time report and annual noncompliance report, and requiring small vessel owners and/or operators to obtain coverage under the VGP by completing and agreeing to the terms of a Permit Authorization and Record of Inspection form. The 2013 vessel general permit requires the use of an environmentally acceptable lubricant for all oil to sea interfaces for vessels or alternative seal systems, unless technically infeasible. The intent of this new requirement is to reduce the environmental impact of lubricant discharges on the aquatic ecosystem by increasing the use of environmentally acceptable lubricants for vessels operating in waters of the U.S. We believe all our vessels are in compliance with the 2013 VGP.

U.S. Air Emission Requirements

In 2008, the U.S. ratified the amended Annex VI of MARPOL, addressing air pollution from ships, which went into effect in 2009. In December 2009, the EPA announced its intention to publish final amendments to the emission standards for new marine diesel engines installed on ships flagged or registered in the U.S. that are consistent with standards required under recent amendments to Annex VI of MARPOL. The new regulations include near-term standards that began in 2011 for newly built engines requiring more efficient use of engine technologies in use today and long-term standards that began in 2016 requiring an 80 percent reduction in nitrogen oxide emissions below current standards. The CAA also requires states to adopt State Implementation Plans (“SIPs”) designed to attain air quality standards. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.

New or more stringent air emission regulations which may be adopted could require significant capital expenditures to retrofit vessels and could otherwise increase our investment and operating costs.

Other environmental initiatives

The E.U. adopted legislation that (1) requires member states to refuse access to their ports by certain substandard vessels, according to vessel type, flag and number of previous detentions; (2) obliges member states to inspect at least 25.0% of vessels using their ports annually and increase surveillance of vessels posing a high risk to maritime safety or the marine environment; (3) provides the E.U. with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies; and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings. It is also considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. While we do not believe that the costs associated with our compliance with these adopted and proposed E.U. initiatives will be material, it is difficult to predict what additional legislation, if any, may be promulgated by the E.U. or any other country or authority.

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

In 2012, the U.S. Coast Guard finalized amendments to its ballast water management regulations that impose stricter discharge limits for allowable concentrations of various invasive species and include approval process requirements for BWTS. The regulations require ships calling at U.S. ports to treat ballast water and regularly remove hull fouling. In particular, it is required for existing vessels to be equipped with approved BWTS by their first drydocking after January 2016 and for newbuilds with a keel laying date after December 2013 to be equipped upon their delivery. These regulations require modifications and installation of ballast water treatment equipment to our current vessels that call in U.S. ports, resulting in significant capital expenditures and an increase in our operational costs to call in U.S. ports.

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

In 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention took effect in September 2017. Many of the implementation dates in the BWM Convention had already passed prior to its effectiveness, so that the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install BWTS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before September 8, 2017 “existing vessels” and allows for the installation of a BWTS on such vessels at the first renewal survey following entry into force of the convention. In July 2017, the implementation scheme was further changed to require vessels with International Oil Pollution Prevention (“IOPP”) certificates expiring between September 8, 2017 and September 8, 2019 to comply at their second IOPP renewal. Each vessel in our current fleet has been issued a Ballast Water Management Plan Statement of Compliance by the classification society with respect to the applicable IMO regulations and guidelines. In addition, we are reqired to install BWTS in each vessel in our fleet during the next dry-docking, which is expected to cause us to incur additional expenditures and operating costs.

In November 2014 and May 2015, the IMO’s Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code entered into force on January 1, 2017. The Polar Code covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. Ships intending to operate in the applicable areas must have a Polar Ship Certificate. This requires an assessment of operating in said waters and includes operational limitations, additional safety equipment and plans or procedures, necessary to respond to incidents involving possible safety or environmental consequences. A Polar Water Operational Manual is also needed on board the ship for the owner, operator, master, and crew to have sufficient information regarding the ship to assist in their decision-making process. The Polar Code applies to new ships constructed after January 1, 2017. After January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate, or renewal survey.

On June 29, 2017, the Global Industry Alliance (the “GIA”) was officially inaugurated. The GIA is a program, under the Global Environmental Facility-United Nations Development Program-IMO project, which supports shipping, and related industries, as they move towards a low carbon future. Organizations including, but not limited to, shipowners, operators, classification societies, and oil companies, signed to launch the GIA.

In addition, the United States is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined. For example, in April 2017, the U.S. President signed an executive order regarding the environment that targets the United States’ offshore energy strategy, which affects parts of the maritime industry and may affect our business operations.

Greenhouse gas regulation – United Nations Framework Convention on Climate Change

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015 contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. However, a new treaty may be adopted in the future that includes restrictions on shipping emissions. International and multinational bodies or individual countries also may adopt their own climate change regulatory initiatives. The IMO recently announced its intention to develop reduction measures for greenhouse gases from international shipping. The E.U. has indicated that it intends to propose an expansion of the existing E.U. emissions trading scheme to include emissions of greenhouse gases from vessels, and the European Commission ratified, and in April 2015 the European Parliament approved, a new regulation requiring ships over 5,000 gross tons docking in E.U. ports to monitor, report and verify greenhouse gas emissions. The new regulation went into effect in 2018 and is discussed in more detail below. In the U.S., the EPA is considering a 2007 petition from the California Attorney General and a coalition of environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the Clean Air Act. These or other developments may result in regulations relating to the control of greenhouse gas emissions. Any passage of climate control legislation or other regulatory initiatives in the jurisdictions where we operate could result in financial impacts on our operations that we cannot predict with certainty at this time.

European Monitoring, Reporting and Verification Regulation

The European Parliament and the Council of the E.U. have adopted regulation 2015/757 on the monitoring, reporting and verification (the “EU-MRV”) of CO2 emissions from maritime transport. It entered into force on July 1, 2015 and monitoring began January 1, 2018.

The maritime EU-MRV regulation applies to all merchant ships of 5,000 gross tons or above on voyages from, to and between ports under jurisdiction of E.U. member states. Ships above 5,000 gross tons account for around 55.0% of the number of ships calling into E.U. ports and represent around 90.0% of the related emissions. Companies operating the vessels will have to monitor the CO2 emissions released while in port and for any voyages to or from a port under the jurisdiction of an E.U. member state and to keep records on CO2 emissions on both per-voyage and annual bases.

We submitted a monitoring plan to verifiers for each of our ships indicating the method chosen to monitor and report CO2 emissions and other relevant information, and, as of January 1, 2018, such plans were subsequently dispatched to each of our vessels for implementation. These or other developments may result in financial impacts on our operations that we cannot predict with certainty at this time.

IMO Data Collection system

MARPOL Annex VI, as amended on November 6, 2016, requires mandatory fuel oil consumption data collection and reporting. The requirement will enter into force on March 1, 2018, with the first reporting period being for the 2019 calendar year.

Ships of 5,000 gross tons and above engaged in international shipping will be required, from 2020 onwards, to submit to their Flag Administration or a Recognised Organisation (“RO”) nominated by the Flag (usually the ship’s classification society) annual reports on fuel oil consumption data for the previous calendar year (e.g., 2019 data), using a methodology to be described and included in the Ship Energy Efficiency Management Plan (SEEMP Part II needed on or before December 31, 2018).

Greenhouse Gases (“GHG”) Countermeasures against the GHG emissions from international shipping have been deliberated at IMO, and so far, the Energy Efficiency Design Index (“EEDI”) and the Ship Energy Efficiency Management Plan (“SEEMP”) have been implemented. At MEPC 70, amendments to MARPOL Annex VI to include the Data Collection System for fuel oil consumption of ships as a measure to further improve the energy efficiency ware adopted.

Vessel security regulations

Several initiatives have been implemented to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (the “MTSA”) came into effect. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the U.S. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code (the “ISPS Code”). Among the various requirements are:

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

Disclosure of activities pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran. Disclosure is required even where the activities, transactions or dealings are conducted in compliance with applicable law. Provided in this section is information concerning the activities of us and our affiliates that occurred in 2017 and which we believe may be required to be disclosed pursuant to Section 13(r) of the Exchange Act.

In 2017, our vessels made four port calls to Iran to discharge soya beans and barley.

The vessel Marina made a call to the port of Bandar Imam Khomeini on February 17, 2017, discharging soya beans, and remained in the port of Bandar Imam Khomeini during 2017 for eleven days. During this time, the Marina was on time charter to Bunge S.A. at a gross rate of $6,200 per day.

The vessel Eleni made a call to the port of Bandar Imam Khomeini on July 13, 2017, discharging soya beans, and remained in the port of Bandar Imam Khomeini during 2017 for 23 days. During this time, the Eleni was on time charter to Bunge S.A. at a gross rate of $9,750 per day.

The vessel Panayiota K made a call to the port of Bandar Imam Khomeini on September 15, 2017, discharging barley, and remained in the port of Bandar Imam Khomeini during 2017 for 17 days. During this time, the Panayiota K was on time charter to Transgrain Shipping B.V. at a gross rate of $17,500 per day.

The vessel Troodos Sun made a call to the port of Bandar Imam Khomeini on November 21, 2017, discharging soya beans, and remained in the port of Bandar Imam Khomeini during 2017 for 24 days. During this time, the Troodos Sun was on time charter to Bunge S.A. at a gross rate of $14,750 per day.

These port calls represented approximately 0.56% of the total port calls made by all the vessels owned by us in 2017. As the vessel owner, we earned revenues at the agreed daily charter rates from the charterers. The aggregate gross revenue attributable to these 75 days that our vessels remained in the port of Bandar Imam Khomeini was approximately $0.9 million. As we do not attribute profits to specific voyages under a time charter, we have not attributed any profits to the voyages which included these port calls. Our charter party agreements for our vessels restrict the charterers from calling in Iran in violation of E.U., U.S. or United Nation sanctions and that has not been authorized by the Office of Foreign Assets Control of the U.S. Department of the Treasury. There can be no assurance that the four vessels referenced above or another of our vessels will not, from time to time in the future on charterer’s instructions, perform voyages which would require disclosure pursuant to Exchange Act Section 13(r).

We do not believe that any of these transactions or activities are sanctionable. January 16, 2016 was “implementation day” under the Joint Comprehensive Plan of Action (“JCPOA”) among the P5+1 (China, France, Germany, Russia, the U.K. and the U.S.), the E.U. and Iran to ensure that Iran’s nuclear program will be exclusively peaceful, and the U.S. and the E.U. lifted nuclear-related sanctions on Iran. All activities, transactions and dealings reported in this section occurred after the implementation date of the JCPOA. We intend to continue to charter our respective vessels to charterers and sub-charterers, including, as the case may be, Iran-related parties, who may make, or may sublet the vessels to sub-charterers who may make, port calls to Iran, so long as the activities continue to be permissible and not sanctionable under applicable U.S. and E.U. and other applicable laws.

Seasonality

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. Seasonality is related to several factors and may result in quarter-to-quarter volatility in our results of operations, which could affect the amount of dividends, if any, that we pay to our stockholders. For example the market for marine drybulk transportation services is typically stronger in the fall months in anticipation of increased consumption of coal in the northern hemisphere during the winter months and the grain export season from North America. Similarly, the market for marine drybulk transportation services is typically stronger in the spring months in anticipation of the South American grain export season due to increased distance traveled known as ton mile effect, as well as increased coal imports in parts of Asia due to additional electricity demand for cooling during the summer months. Demand for marine drybulk transportation services is typically weaker at the beginning of the calendar year and during the summer months. In addition, unpredictable weather patterns during these periods tend to disrupt vessel scheduling and supplies of certain commodities.

C. Organizational Structure

Safe Bulkers, Inc. is a holding company with 47 subsidiaries, 23 of which are incorporated in Liberia, and 24 in the Republic of the Marshall Islands, each as of February 9, 2018. Our subsidiaries are wholly-owned by us. A list of our subsidiaries as of February 9, 2018 is set forth in Exhibit 8.1 to this annual report.

D. Property, Plant and Equipment

We have no freehold or material leasehold interest in any real property. We occupy office space at Apt. D11, Les Acanthes, 6, Avenue des Citronniers, MC98000 Monaco, where our principal executive office is established. Other than our vessels, we do not have any material property. Our vessels are subject to priority mortgages, which secure our obligations under our various credit facilities. For further details regarding our credit facilities, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities.”

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

Overview

Our business is to provide international marine drybulk transportation services by operating vessels in the drybulk sector of the shipping industry. As of February 9, 2018, our fleet consisted of 39 drybulk vessels with an aggregate capacity of 3,513,800 dwt and we had a contract for one additional newbuild vessel. We deploy our vessels on a mix of period time and spot time charters according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with period time charters, or to profit from attractive spot time charter rates during periods of strong charter market conditions, or to maintain employment flexibility that the spot market offers during periods of weak time charter market conditions. As of February 9, 2018, 27 out of 39 drybulk vessels of the Company were employed under period time charters of more than three months outstanding charter duration. We believe our customers, some of which have been chartering our vessels for over 25 years, enter into period time and spot time charters with us because of the quality of our modern vessels and our record of safe and efficient operations.

The average number of vessels in our fleet for the years ended December 31, 2015, 2016 and 2017 was 34.7, 36.6 and 38.0, respectively. After delivery of our last contracted newbuild vessel, our drybulk fleet will consist of 40 vessels and will have an aggregate carrying capacity of 3,595,400 dwt, assuming we do not acquire any additional vessels or dispose of any of our vessels.

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
48

ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special surveys. During the three years ended December 31, 2017, our average annual fleet utilization rate was approximately 97.54%. However, an increase in annual off-hire days could reduce our operating days, and therefore, our fleet utilization.

•	Time charter equivalent rates. We define time charter equivalent rates (“TCE rates”) as our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.

The following table reflects our time charter revenues, commissions, voyage expenses, time charter equivalent revenue, available days and time charter equivalent rate for the periods indicated:

	Year Ended December 31,
	2015	2016	2017
	(in thousands of U.S. dollars except available days and time charter equivalent rate)
Time charter revenues	$132,375	$113,959	$154,040
Less commissions	5,058	4,187	6,008
Less voyage expenses	17,856	7,679	3,932
Time charter equivalent revenue	$109,461	$102,093	$144,100
Available days	12,482	13,329	13,788
Time charter equivalent rate	$8,770	$7,659	$10,451

•	Daily vessel operating expenses. We define vessel operating expenses to include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys, tonnage taxes and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period. Our ability to control our fixed and variable expenses, including our daily vessel operating expenses, also affects our financial results. In addition, factors beyond our control, such as developments relating to market premiums for insurance, cost of lubricants and other factors such as the value of the U.S. dollar compared to currencies in which certain of our expenses, including certain crew wages, are denominated can cause our vessel operating expenses to increase.

•	Daily general and administrative expenses. We define general and administrative expenses to include daily management fees and daily company administration expenses as defined below. Daily vessel general and administrative expenses are calculated by dividing general and administrative expenses by ownership days for the relevant period.

•	Daily management fees. We define management fees to include the fees payable to our Managers for managing our fleet. Daily management fees are calculated by dividing management fees by ownership days for the relevant period.

•	Daily company administration expenses. We define company administration expenses to include expenses incurred related to the administration of our company such as legal costs, audit fees, independent directors’ compensation, listing fees to NYSE and other miscellaneous expenses. Daily company administration expenses are calculated by dividing company administration expenses by ownership days for the relevant period.

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rates, daily vessel operating expenses, daily general and administrative expenses and daily management fees for the periods indicated:

	Year Ended December 31,
	2015	2016	2017
Ownership days	12,674	13,390	13,858
Available days	12,482	13,329	13,788
Operating days	12,242	13,024	13,673
Fleet utilization	96.59%	97.27%	98.67%
TCE rates	$8,770	$7,659	$10,451
Daily vessel operating expenses	$4,377	$3,698	$3,810
Daily general and administrative expenses consisting of:	$1,153	$1,149	$1,163
(a) Daily management fees	$849	$867	$975
(b) Daily company administration expenses	$304	$282	$188

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

Revenues from our period time charters comprised 77.4%, 81.2% and 82.2%, respectively, of our charter revenues for the years ended December 31, 2015, 2016 and 2017. The revenues from our spot time charters comprised 22.6%, 18.8% and 17.8%, respectively, of our charter revenues for the years ended December 31, 2015, 2016 and 2017.

Unearned Revenue / Accrued Revenue

Unearned revenue as of December 31, 2017 includes cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date amounting to $3.5 million.

Unearned revenue as of December 31, 2016 includes: (i) cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date amounting to $2.0 million as of December 31, 2016 and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for variable charter rates amounting to $0.01 million.

Accrued revenue as of December 31, 2017 includes: (i) accrued revenue of $2.0 million that represents revenue earned prior to cash being received and (ii) accrued revenue of $0.8 million that represents revenue earned prior to cash being received in respect of charter agreements that provide for variable charter rates.

Accrued revenue as of December 31, 2016 includes: (i) accrued revenue of $0.2 million that represents revenue earned prior to cash being received and (ii) accrued revenue of $0.9 million that represents revenue earned prior to cash being received in respect of charter agreements that provide for variable charter rates.

Commissions

We pay commissions currently ranging up to 5.0% on our period time and spot time charters, to unaffiliated ship brokers, other brokers associated with our charterers and to our charterers. These commissions are directly related to our revenues, from which they are deducted. The amount of our total commissions to unaffiliated ship brokers and other brokers associated with our charterers and to our charterers might grow, as revenues increase due to improving market conditions and delivery of our one remaining contracted newbuild vessel, as of February 9, 2018, or decrease as a result of deteriorating market conditions. These commissions do not include fees we pay to our Managers, which are described under “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet.”

Voyage Expenses

We charter our vessels primarily through period time charters and spot time charters under which the charterer is responsible for most voyage expenses, such as the cost of bunkers, port expenses, agents’ fees, canal dues, extra war risks insurance and any other expenses related to the cargo. We are responsible for the remaining voyage expenses such as draft surveys, hold cleaning, bunkers during ballast period or for vessel repositioning, postage and other minor miscellaneous expenses related to the voyage. We expect that our voyage expenses will continue to decrease in the future due to the decreasing number of vessels operated in the spot market, which involves decreasing vessel repositioning costs. We generally do not employ our vessels on voyage charters under which we would be responsible for all voyage expenses. We also record within voyage expenses the 4% U.S. federal tax we pay in respect of our U.S. source shipping income (imposed on gross income without the allowance for any deductions). In many cases, we recover these taxes from the charterers, and we record such recovered amounts within revenues.

Vessel Operating Expenses

Vessel operating expenses include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys, tonnage taxes and other minor miscellaneous items. We expect that our vessel operating expenses will slowly increase in the future as our fleet grows. Our crewing costs, which are a significant part of our vessel operating expenses, are expected to continue to increase in the future due to the limited supply and increase in demand for well-qualified crew. Furthermore, we expect that insurance costs, drydocking, maintenance, spare parts and stores costs will increase from the levels achieved in 2017 as our vessels age. A portion of our vessel operating expenses including crew wages paid to our Greek crew members are in currencies other than the U.S. dollar. These expenses may increase or decrease as a result of fluctuation of the U.S. dollar against these currencies.

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

Vessels, Net

Vessels are stated at their historical cost, which consists of the contracted purchase price and any direct material expenses incurred upon acquisition (including improvements, on-site supervision expenses incurred during the construction period if the vessels are newbuilds, commissions paid, delivery expenses and other expenditures to prepare the vessel for her initial voyage), less accumulated depreciation and impairment charges, if any. Financing costs incurred during the construction period of the vessels if the vessels are newbuilds are also capitalized and included in the vessels’ cost. Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

As of December 31, 2016 and 2017, we capitalized interest amounting to $820,812 and $41,694 respectively.

Under our Management Agreements with our Managers, for purchases of vessels including with respect to our remaining contracted newbuild vessel as of December 31, 2017, we will pay our Managers an acquisition fee of 1.0% on the contract price of the relevant vessel for our Manager’s services in connection with finalizing the contract and arranging for various regulatory approvals. The sale fees of 1.0% on the sale price due to the Managers pursuant to the Management Agreements arising from the sale transactions of the Stalo, the Kypros Unity and Hull No. 1551, the novation of Hull No. 1718, Hull No. 1552 and Hull No. 835 and the acquisition fee related to Hull No. 1551 have been waived by our CEO in favor of the Company. Refer to Note 3 of the consolidated financial statements included elsewhere in this annual report for additional information on the above transactions. In addition, under the Management Agreements with our Managers, we pay our Managers a supervision fee in respect of each newbuild, of which 50.0% is payable upon the signing of the relevant supervision agreement, and 50.0% upon successful completion of the sea trials of each newbuild, for the on-premises supervision of all newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise. As of May 29, 2011, the supervision fee for each newbuild was $550,000. These amounts charged by our Managers are included as part of the vessel cost.

General and Administrative Expenses

General and administrative expenses consist of management fees paid to our Managers and expenses incurred relating to the administration of the Company.

Management fees paid to our Managers include services offered to us for managing our vessels (i.e., chartering, operations, technical, supply, crewing and accounting services). In addition, our Managers provide to us our executive officers at no cost to us, the preparation of disclosure documents and the preparation for compliance with the Sarbanes-Oxley Act. Pursuant to the terms of the Management Agreements with our Managers, for the provision of such services, we pay a fixed fee of $975 per day per vessel.

Expenses related to the administration of our company primarily include legal costs, audit fees, independent directors’ compensation, listing fees to the NYSE and other miscellaneous expenses such as director and officer liability insurance costs and public relations expenses.

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

Early Redelivery Income/(Cost), Net

Early redelivery cost reflects amounts payable to charterers for early termination of a period time charter resulting from our request for early redelivery of a vessel. We generally request such early redelivery when we would like to take advantage of a favorable period time charter market environment and believe that an opportunity to enter into a similarly priced period time charter is not likely to be available when the relevant vessel is scheduled to be redelivered.

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

Critical Accounting Policies

We prepared our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. We base these estimates on the information currently available to us and on various other assumptions we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please read Note 2 of the consolidated financial statements included elsewhere in this annual report.

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

The undiscounted projected net operating cash flows for each vessel are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent for the unfixed days, using the twelve month budgeted rates for the unchartered period of the first twelve months, the Forward Freight Agreement (“FFA”) rates for the unchartered period of the second twelve months and the most recent historical 10-year average daily rates of similar size vessels thereafter, until the end of the remaining estimated useful life of the asset, net of brokerage commissions, expected outflows for vessels’ maintenance, vessel operating expenses, assuming an average annual inflation rate, and management fees. The undiscounted cash flows incorporate various factors such as estimated future charter rates, future drydocking costs, estimated vessel operating costs assuming an average annual inflation rate of 3.0%, estimated vessel utilization rates, estimated remaining lives of the vessels, assumed to be 25 years from the initial delivery of the vessel from the shipyard and estimated salvage value of the vessels at $182 per light-weight ton.

Historically, a full shipping cycle has variable duration. Since 2008, when we identified impairment indications for the first time, we have used the ten-year average of the one-year time charter rate for the computation of an estimated daily time charter rate for the unfixed days for each of our vessel types. We used the historical ten-year average, as we believed it captures on average the highs and lows of a full shipping cycle, and therefore, was considered a reasonable estimation of expected future time charter rates over the remaining useful life of our vessels. During the fourth quarter of 2017, we reassessed our initial methodology by eliminating charter rate outliers during the ten-year period. This resulted in the elimination of the 2008 charter rate outlier before computing the historic ten-year average of the one-year time charter rate, as we have assessed that future charter rates will not attain the extreme values experienced in the last shipping cycle. Our assessment was based on the actual improvement of charter rates within 2017, the currently prevailing rates in 2018 and market expectations of supply demand equilibrium of drybulk transportation indicating with reasonable certainty, that the highs of 2008 were unlikely to be repeated within the ten-year period ending in 2018. The exclusion of the 2008 charter rate outlier resulted in lower ten- year average charter rate by either approximately 25.0% or 34.0%, depending on the vessel type, compared to the ten-year average charter rates had we not excluded it. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

Our analysis for the year ended December 31, 2017 indicated an impairment charge of $91.3 million recorded in the statement of operations, relating to the write down to the estimated fair value of the carrying amount of four of our vessels, namely the M/V Panayiota K, the M/V Effrosini, the M/V Venus History, and the M/V Andreas K. These four vessels were purchased at the high end of the market and do not have long term period time charters at favorable rates compared to our other vessels purchased at the same time.

Our impairment test as of December 31, 2017 on the remaining vessels held and used, which also involved sensitivity tests on the future time charter rates, (which is the input that is most sensitive to variations), allowing for variances of up to 4.0%, depending on the vessel type on time charter rates from our base scenario, indicated no impairment on our remaining vessels.

The review of the carrying amount for each of our vessels as of December 31, 2016, indicated that such carrying amounts were recoverable with the exception of the advances paid for Hull No. 835 and for Hull No. 1551, the shipbuilding contracts which were novated and agreed to be sold, respectively for which the Company recorded an impairment charge of $17.2 million.

Our analysis of the impairment test performed for the year ended December 31, 2016 indicated a favorable variance of 206.0%, between actual net receipts during 2017 and net receipts forecast by the Company for the same period, due to improvements in the dry bulk market rates, which were not anticipated.

To assist investors in evaluating the possible impact on future results of operations, the following table shows the effect on the Company’s impairment analysis of using the 3-year, 5-year and 15-year historical average daily rates as of December 31, 2017, as opposed to the impairment analysis conducted by the Company.

	3-Year	Impairment Charge	5-Year	Impairment Charge	15-Year	Impairment Charge
	Historical Average Daily Rates	(in USD million)	Historical Average Daily Rates	(in USD million)	Historical Average Daily Rates	(in USD million)
Panamax Class Vessels	$8,140	17.9	$9,311	17.9	$21,443	0.0
Kamsarmax Class Vessels	$8,629	13.2	$9,870	13.2	$22,730	0.0
Post Panamax Class Vessels	$9,117	57.0	$10,428	57.0	$24,016	0.0
Capesize Class Vessels	$10,448	36.2	$13,771	34.5	$38,193	0.0
Total		124.3		122.6		0.0

At each quarter-end, the Company assesses the assumptions used for performing its impairment analysis, and considers the appropriate duration of historical average charter rates to be used.

While the Company intends to continue to hold and operate its vessels, the following table presents the carrying values of the Company’s vessels and indicates whether their estimated fair market values, were below their carrying values as of December 31, 2016 and 2017. The carrying value of each of the Company’s vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. The Company’s estimates of basic market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind and are based on the estimated market values for our vessels received from third-party independent shipbrokers approved by our banks. In addition, because vessel market values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record impairment for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying value is not recoverable.

To assist investors in evaluating the possible impact on future results of operations, the following table shows the number of vessels whose estimated basic market value, exceeded their carrying value and their aggregate carrying value in each case, as of December 31, 2016 and December 31, 2017, respectively. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values.

	As of December 31, 2016			As of December 31, 2017
	Number of vessels		Aggregate Carrying Value	Number of vessels		Aggregate Carrying Value
			($ US Million)			($ US Million)
Vessels whose fair market value was below their carrying value	37	(1)	1,038.7	20	(2)	629.4
Vessels whose carrying value was written down to their estimated fair market value	—		—	4		87.2
Vessels whose fair market value, exceeded their carrying value	—		—	15		226.3
Total	37		1,038.7	39		942.9

(1)	As of December 31, 2016, the aggregate carrying value of these 37 vessels was $436.3 million more than their fair market value, based on broker quotes.

(2)	As of December 31, 2017, the aggregate carrying value of these 20 vessels was $141.8 million more than their fair market value, based on broker quotes.

Recent accounting pronouncements

Refer to Note 2 of the consolidated financial statements included elsewhere in this annual report.

Results of Operations

Year ended December 31, 2017 compared to year ended December 31, 2016

During the year ended December 31, 2017, we had an average of 38.0 drybulk vessels in our fleet. During the year ended December 31, 2016, we had an average of 36.6 drybulk vessels in our fleet.

During the year ended December 31, 2017, we acquired Agios Spyridonas, a second-hand Post-Panamax class vessel, and Pedhoulas Rose, a Kamsarmax class newbuild vessel, and we completed the sale of Hull No. 1551, a Kamsarmax newbuild vessel.

During the year ended December 31, 2016, we acquired Troodos Air and Troodos Sun, both Post-Panamax class newbuild vessels, and Kypros Spirit, a Panamax class newbuild vessel, and we sold Stalo and Kypros Unity, a Post-Panamax and a Panamax vessel, respectively.

Revenues

Revenues increased by 35.1%, or $40.0 million, to $154.0 million during the year ended December 31, 2017 from $114.0 million during the year ended December 31, 2016, due to the following factors: (i) an increase in the TCE rate for 2017 by 36.5% to $10,451 compared to $7,659 for 2016 due to increase in prevailing charter rates, and (ii) an increase in operating days for the year ended December 31, 2017 by 5.0% to 13,673 days compared to 13,024 days for the year ended December 31, 2016, mainly due to the delivery of the vessel Pedhoulas Rose.

Commissions

Commissions to unaffiliated ship brokers, other brokers associated with our charterers and our charterers during the year ended December 31, 2017 amounted to $6.0 million, an increase of $1.8 million, or 42.9%, compared to $4.2 million during the year ended December 31, 2016. Commissions as a percentage of revenues remained rather stable at 3.9% of revenues during the year ended December 31, 2017 compared to 3.7% of revenues during the year ended December 31, 2016.

Voyage expenses

During the year ended December 31, 2017, we recorded voyage expenses of $3.9 million, compared to $7.7 million during the year ended December 31, 2016, a 49.4% decline mainly due to a decrease in vessel repositioning expenses and lower fuel prices.

Vessel operating expenses

Vessel operating expenses increased by 6.7% to $52.8 million during the year ended December 31, 2017 from $49.5 million during the year ended December 31, 2016, with the contribution of the 3.5% increase of ownership days from 13,390 in 2016 to 13,858 in 2017. Consequently, daily operating expenses, which are defined as operating expenses per vessel per ownership day, increased by 3.0% to $3,810 during the year ended December 31, 2017 from $3,698 during the year ended December 31, 2016.

The increase in vessel operating expenses was primarily attributed to:

(i) the increase in cost for spares, stores and provisions by 32.9% to $9.3 million in 2017, compared to $7.0 million in 2016;

(ii) the increase in crew wages and related costs by 4.4% to $30.9 million in 2017, compared to $29.6 million in 2016, primarily due to currency fluctuation; and

(iii) the increase in repairs, maintenance and dry-docking costs by 32.1% to $3.7 million in 2017, compared to $2.8 million in 2016.

Other factors influencing vessel operating expenses such as costs for insurance, lubricants, taxes and other miscellaneous expenses were reduced.

Depreciation

Depreciation expense increased by 3.8% to $51.4 million during the year ended December 31, 2017, compared to $49.5 million during the year ended December 31, 2016, due to the increase in the average number of vessels from 36.6 during the year ended December 31, 2016 to 38.0 during the year ended December 31, 2017.

General and administrative expenses

General and administrative expenses increased by 4.5% to $16.1 million during the year ended December 31, 2017, compared to $15.4 million during the year ended December 31, 2016. The increase of $0.7 million is mainly due to the net effect of: (i) the increase in the management fees charged by our Managers of $13.5 million in 2017 from $11.7 million in 2016 and (ii) the decrease in compensation of directors and officers from $1.9 million in 2016, to $0.5 million in 2017. Management fees in 2017 compared to 2016 were increased due to: (i) increase of ownership days from 13,390 in 2016 to 13,858 in 2017 and (ii) the fact that the services of our executive officers were provided and paid for by our Managers in 2017, whereas in 2016 our executive officers were employed and paid directly by us and, according to our Management Agreements, such compensation was deducted from the management fee.

As a result:

•	Daily general and administrative expenses remained largely unchanged at $1,163 during the year ended December 31, 2017, from $1,149 during the year ended December 31, 2016;

•	Daily management fees which are part of daily general and administrative expenses increased by 12.5% to $975 during the year ended December 31, 2017, from $867 during the year ended December 31, 2016; and

•	Daily company administration expenses, which are part of daily general and administrative expenses, decreased by 33.33% to $188 during the year ended December 31, 2017, from $282 during the year ended December 31, 2016.

Interest expense

Interest expense increased by 18.4% to $23.2 million during the year ended December 31, 2017, compared to $19.6 million, during the year ended December 31, 2016. This was the result of the increase in the weighted average interest rate of our outstanding indebtedness of 3.838% per annum (“p.a.”) for the year ended December 31, 2017 as a result of the increased USD LIBOR, compared to the weighted average interest rate of our outstanding indebtedness of 3.290% p.a. for the year ended December 31, 2016, partly offset by the decrease in average loans outstanding of $594.6 million during the year ended December 31, 2017, compared to the average loans outstanding of $609.6 million during the year ended December 31, 2016. The total principal amount of loans outstanding as of December 31, 2017 was $571.8 million, compared to $587.7 million as of December 31, 2016.

(Loss)/Gain on derivatives

Gain on derivatives of $0.1 million during the year ended December 31, 2017, compared to loss of $0.6 million during the year ended December 31, 2016, resulted from (i) a decrease in the realized loss of interest rate derivatives of $0.1 million during the year ended December 31, 2017 from $1.0 million during the same period of 2016, and (ii) a marginal change in the gain from the mark-to-market valuation of interest rate swap transactions of $0.2 million for the year ended December 31, 2017 compared to $0.4 million for the year ended December 31, 2016.

As of December 31, 2017, the aggregate notional amount of interest rate swap transactions outstanding was $71.3 million, compared to $112.1 million as of December 31, 2016. These swaps economically hedged the interest rate exposure of 14.7% of the Company’s aggregate loans outstanding as of December 31, 2017 that bear interest at LIBOR. The mark-to-market valuation of these interest rate swap transactions at the end of each period is affected by the prevailing comparable interest rates at that time.

Impairment loss

Impairment loss amounted to $91.3 million for the year ended December 31, 2017, compared to $17.2 million for the year ended December 31, 2016. The impairment loss recorded in December 31, 2017 related to the write down of the carrying value of four of our vessels to their estimated fair market value as our impairment test indicated that the carrying amount of these vessels may not be recoverable. During the year ended December 31, 2016, the impairment loss of $17.2 million related to the write-off of the advances paid with respect Hull No. 835 and Hull No. 1551, following the agreed novation of Hull No. 835 and sale upon delivery of Hull No. 1551.

Year ended December 31, 2016 compared to year ended December 31, 2015

During the year ended December 31, 2016, we had an average of 36.6 drybulk vessels in our fleet. During the year ended December 31, 2015, we had an average of 34.7 drybulk vessels in our fleet.

During the year ended December 31, 2016, we acquired Troodos Air and Troodos Sun, both Post-Panamax class newbuild vessels, and Kypros Spirit, a Panamax class newbuild vessel, and we sold Stalo and Kypros Unity, a Post-Panamax and a Panamax vessel, respectively.

During the year ended December 31, 2015, we acquired Kypros Bravery, Kypros Sky, Kypros Loyalty, all three Panamax class newbuild vessels, and Pedhoulas Cherry, a Kamsarmax class newbuild vessel.

Revenues

Revenues decreased by 13.9%, or $18.4 million, to $114.0 million during the year ended December 31, 2016 from $132.4 million during the year ended December 31, 2015, as result of the net effect of the following factors: (i) a decrease in the TCE rate for 2016 by 12.7% to $7,659, compared to $8,770 for 2015 due to the decrease in prevailing charter rates and (ii) an increase in operating days for the year ended December 31, 2016 by 6.4% to 13,024 days, compared to 12,242 days for the year ended December 31, 2015, due to deliveries of the vessels Troodos Air, Troodos Sun, and Kypros Spirit.

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

This decrease in vessel operating expenses was primarily attributed to the following:

(i) decrease in repairs, maintenance and drydocking costs by 54.8% to $2.8 million in 2016, compared to $6.2 million in 2015, attributed to several reasons including decreased number of drydockings of vessels, decreased average cost per drydocking, price reductions in several technical services and overall optimization of fleet repairs in 2016 compared to 2015;

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

and (ii) the marginal decrease in expenses incurred related to the administration of our company of $3.8 million in 2016, from $3.9 million in 2015.

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

Daily company administration expenses, which are the part of daily general and administrative expenses decreased by 7.2% to $282 during the year ended December 31, 2016, from $304 during the year ended December 31, 2015.

Interest expense

Interest expense increased by 67.5% to $19.6 million during the year ended December 31, 2016, compared to $11.7 million, during the year ended December 31, 2015. This was the result of the combination of: (i) the increase in average loans outstanding of $609.6 million during the year ended December 31, 2016, compared to the average loans outstanding of $556.1 million during the year ended December 31, 2015 and (ii) the increase in the weighted average interest rate of our outstanding indebtedness of 3.290% p.a. for the year ended December 31, 2016 compared to the weighted average interest rate of our outstanding indebtedness of 2.184% p.a. for the year ended December 31, 2015. The total principal amount of loans outstanding as of December 31, 2016 was $587.7 million, compared to $671.7 million as of December 31, 2015.

Loss on derivatives

Loss on derivatives of $0.6 million during the year ended December 31, 2016 compared to loss of $1.7 million during the year ended December 31, 2015, resulted from (i) a decrease in the realized loss of interest rate derivatives of $1.0 million during the year ended December 31, 2016 from $2.3 million during the same period of 2015 and (ii) a marginal change in the gain from the mark-to-market valuation of interest rate swap transactions of $0.4 million for the year ended December 31, 2016 compared to $0.6 million for the year ended December 31, 2015.

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

Impairment loss

Impairment loss amounted to $17.2 million for the year ended December 31, 2016, compared to $22.8 million for the year ended December 31, 2015. During the year ended December 31, 2016, the recorded impairment loss was a result of the write-off of the advances paid with respect to the shipbuilding contract of Hull No. 835 and the sale upon delivery of Hull No. 1551, following the agreed novation of Hull No. 835 and sale upon delivery of Hull No. 1551. During the year ended December 31, 2015, the recorded impairment loss of $22.8 million was the result of the impairment of $9.9 million from the assessment of the potential novation of the newbuilding contracts of Hull No. 1552 and Hull No. 1718 as probable, and of the impairment loss of $12.9 million which represented the difference from the measurement at the lower of the carrying amount of the Stalo and of the Kypros Unity against their respective fair value less cost to sell, as these vessels were classified as assets held for sale as of December 31, 2015.

B. Liquidity and Capital Resources

As of December 31, 2017, we had liquidity of $68.7 million consisting of cash, cash equivalents and bank time deposits of $58.4 million and $10.3 million in restricted cash; aggregate additional financing capacity of $16.9 million under an agreement of one of our subsidiaries to issue preferred equity to an unaffiliated investor in respect of our last contracted newbuild with Hull No. 1552 scheduled to be delivered to us in 2018; ability to draw additional indebtedness for two unencumbered vessels; existing fleet of 39 vessels and one vessel in our orderbook; and remaining capital expenditure requirements, relating to the purchase consideration of the newbuild, of $27.6 million, all payable in 2018. As of December 31, 2017, our aggregate debt outstanding was $571.8 million of which $26.6 million was the current portion of long term debt payable within the next 12 months.

As of February 9, 2018, we had liquidity of $79.5 million consisting of cash, cash equivalents and bank time deposits of $70.9 million and $8.6 million in restricted cash; aggregate additional financing capacity of $16.9 million under an agreement of one of our subsidiaries to issue preferred equity to an unaffiliated investor in respect of our last contracted newbuild with Hull No. 1552 scheduled to be delivered to us in 2018; ability to draw additional indebtedness for two unencumbered vessels; existing fleet of 39 vessels and one vessel in our orderbook; and remaining capital expenditure requirements, relating to the purchase consideration of the newbuild, of $27.1 million, all payable in 2018.

Our primary liquidity needs are to fund financing expenses, debt refinancing or repayment, vessel operating expenses, general and administrative expenses, capital expenditures in relation to vessel acquisitions and vessel improvements, and dividend payments to our stockholders. We anticipate that our primary sources of funds will be existing cash and cash equivalents as of December 31, 2017 of $58.4 million, restricted cash of $10.3 million, cash generated from operations, equity financing under our agreement to issue preferred shares of a subsidiary company to an unrelated investor of $16.9 million, additional indebtedness against two unencumbered vessels and, possibly, other equity financing.

In our opinion, the contracted cash flow from operations, the issuance of preferred equity from our subsidiary, and the existing cash and cash equivalents will be sufficient to fund the operations of our fleet and any other present financial requirements of the Company, including our working capital requirements, and our capital expenditure requirements at least through the end of the first quarter of 2019. However, we may seek additional indebtedness to refinance our debt and to maintain a strong cash position. Future needs in relation to financing and investing activities may involve refinancing of existing debt and financing of any future fleet replacement and expansion program. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial and equity markets and contingencies and uncertainties that are beyond our control. To the extent that market conditions deteriorate, charterers may default or seek to renegotiate charter contracts, and vessel valuations may decrease, resulting in a breach of our debt covenants. In addition, refinancing of our existing debt in the future may be difficult. In such case our contracted revenues may decrease and we may be required to make additional prepayments under existing loan facilities, resulting in additional financing needs. If we acquire additional vessels, our capital expenditure requirements will increase and we will need to rely on existing cash and time deposits, debt financing and operating cash surplus.

A failure to fulfill our capital expenditures commitments generally results in a forfeiture of advances paid with respect to the contracted newbuild vessel and a write-off of capitalized expenses. In addition, we may also be liable for other damages for breach of contract. A failure to satisfy our financial commitments could result in the acceleration of our indebtedness and foreclosure on our vessels. Such events could adversely impact the dividends we intend to pay, and could have a material adverse effect on our business, financial condition and results of operation.

We paid dividends to our common stockholders each quarter between the date of our initial public offering in June 2008 and the second quarter of 2015. We have not paid any dividends to our common stockholders since the second quarter of 2015. During 2017, we declared and paid four quarterly consecutive dividends of $0.50 per share for each, of Series B Preferred Shares, totaling $1.3 million, of Series C Preferred Shares, totaling $4.6 million, and of Series D Preferred Shares, totaling $6.4 million. In January 2018, we declared and paid a quarterly dividend of $0.50 per share for each, of Series B Preferred Shares, totaling $0.2 million, of Series C Preferred Shares, totaling $1.1 million, and of Series D Preferred Shares, totaling $1.6 million. On February 20, 2018, we completed the redemption of the outstanding 379,514 Series B Preferred Shares at a redemption price of $25.00 per Series B Preferred Share plus all accumulated and unpaid dividends to, but excluding, the Redemption Date. The aggregate amount paid to redeem the Series B Preferred Shares was approximately $9.5 million.

Our future liquidity needs will impact our dividend policy. We currently intend to use a portion of our free cash to pay dividends to our stockholders. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to our leverage and growth strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in our existing and future debt instruments; and (v) global financial conditions. Dividends on our Common Stock might continue not to be paid in the future. In addition, cash dividends on our Common Stock are subject to the priority of dividends on our Preferred Shares.

Cash Flows

Cash and cash equivalents decreased to $46.2 million as of December 31, 2017, compared to $81.6 million as of December 31, 2016. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars and Euros.

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to $50.1 million in 2017, $13.5 million in 2016 and $25.5 million in 2015, consisting of net income after non-cash items of $52.5 million, $16.2 million and $24.6 million less an increase in working capital of $2.4 million, $2.7 million and a decrease of $0.9 million in 2017, 2106 and 2015 respectively. The major driver of the change in the level of net cash provided by operating activities is the revenues we earn from chartering our vessel, which increased by $38.2 million in 2017 compared to 2016 and decreased by $17.5 million in 2016 compared to 2015 and the cash outflow related to interest expense which increased by $3.6 million in 2017 compared to 2016 and by $7.9 million in 2016 compared to 2015.

Net Cash Used in Investing Activities

Net cash flows used in investing activities were $39.6 million for the year ended December 31, 2017 compared to $39.9 million for the year ended December 31, 2016. The net decrease in cash flows used in investing activities of $0.3 million from 2016 is mainly attributable to the following factors: (i) an increase of $1.5 million in payments for vessel acquisitions, advances for vessels under construction and major improvements during the year ended December 31, 2017 compared to the same period of 2016; (ii) $20.5 million proceeds from asset sales during the year ended December 31, 2017, compared to $29.0 million proceeds during the year ended December 31, 2016 and (iii) a net increase of $0.2 million in time deposits during the year ended December 31, 2017, compared to a net increase of $10.5 million during the same period of 2016.

Net cash flows used in investing activities were $39.9 million for the year ended December 31, 2016 compared to $125.0 million for the year ended December 31, 2015. The decrease in cash flows used in investing activities of $85.1 million from 2015 is mainly attributable to the following factors: (i) a decrease of $65.1 million in payments for vessel acquisitions, advances for vessels under construction and major improvements during the year ended December 31, 2016 compared to the same period of 2015; (ii)  $29.0 million proceeds from asset sales during the year ended December 31, 2016, compared to no proceeds during the year ended December 31, 2015 and (iii) a net increase of $10.5 million in time deposits during the year ended December 31, 2016, compared to a net increase of $1.5 million during the same period of 2015.

Net Cash Provided by/(Used in) Financing Activities

Net cash flows used in financing activities were $47.1 million for the year ended December 31, 2017, compared to net cash flows used in financing activities of $83.9 million for the year ended December 31, 2016. This decrease in cash flows used in financing activities of $36.8 million, compared to the year ended December 31, 2016, is mainly attributable to an increase in payments of deferred financing costs of $1.8 million, no proceeds from issuance of Common Stock during the year ended December 31, 2017, compared to $16.1 million net proceeds during the year ended December 31, 2016 and an increase of $23.5 million in repurchase of common and preferred shares and redemption of preferred shares, offset by a decrease of $25.7 million in long term debt principal payments, an increase in long-term debt proceeds of $50.8 million and a decrease in dividends paid of $1.7 million.

Net cash flows used in financing activities were $83.9 million for the year ended December 31, 2016, compared to net cash flows provided by financing activities of $180.1 million for the year ended December 31, 2015. This decrease of $264.0 million, compared to the year ended December 31, 2015, is mainly attributable to a decrease in long-term debt proceeds of $382.5 million and an increase of $1.2 million in repurchase of common and preferred shares, offset by a decrease of $95.2 million in long term debt principal payments, $16.1 million net proceeds from the issuance of Common Stock during the year ended December 31, 2016, compared to no proceeds during the year ended December 31, 2015, a decrease in payments of deferred financing costs of $4.9 million and a decrease in dividends paid of $3.5 million.

Credit Facilities

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt. We or our subsidiaries have generally entered into credit facilities in order to finance the acquisition of our vessels, to refinance existing indebtedness and for general corporate purposes. In 2017, (a) three of our subsidiaries entered into a credit facility which was used to refinance two existing credit facility, (b) two of our subsidiaries entered into a credit facility which was used to refinance two existing credit facilities, (c) one of our subsidiaries utilized a credit facility, which it had entered into in 2015, to refinance part of the purchase price of a newbuild vessel that was delivered in 2017 and (d) we amended an existing credit facility and made a drawing under such credit facility in 2017.

The term of our 13 credit facilities outstanding on December 31, 2017, ranged from five to 12 years. They are generally repaid by quarterly or semi-annual principal installments and a balloon payment due on maturity, with the exception of two credit facilities which are repaid by semi-annual principal installments without balloon payments and three that are payable by principal installments every 45 days and a balloon payment due on maturity. We generally pay interest at LIBOR plus a margin, except for five facilities, under three of which principal amounts bear a fixed interest and under two of which a portion of the principal amounts bear interest at the Commercial Interest Reference Rate published by the Organization for Economic Co-operation and Development applicable on the date of signing of the relevant loan agreements. The obligations under our credit facilities are secured by, among other types of security, first priority mortgages over the vessels owned by the respective borrower subsidiaries, first priority assignments of all insurances and earnings of the mortgaged vessels and guarantees by us.

During 2017, we incurred an additional $115.3 million of indebtedness under our credit facilities and we repaid $122.8 million of our indebtedness. As of December 31, 2017, we had 13 outstanding credit facilities with a combined outstanding balance of $571.8 million. These debt facilities had maturity dates between 2021 and 2027. For a description of our debt facilities as of December 31, 2017, please see Note 6 of the consolidated financial statements included elsewhere in this annual report. During 2018, we are scheduled to repay approximately $26.6 million of our long-term debt outstanding as of December 31, 2017.

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
62

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

Our existing credit facilities also require certain of our subsidiaries to maintain financial ratios and satisfy financial covenants. Depending on the credit facility, certain of our subsidiaries are subject to financial ratios and covenants requiring that these subsidiaries:

•	meets the Minimum Value Covenant;

•	maintain a minimum cash balance per vessel with the respective lender from $250,000 to $1,000,000 as the case may be, until December 31, 2017 and from $150,000 to $1,000,000 as the case may be applicable from January 1, 2018 onwards; and

•	ensure that we comply with certain financial covenants under the guarantees described below.

In addition, under guarantees we have entered into with respect to certain of our subsidiaries’ existing credit facilities, we are subject to financial covenants. Depending on the guarantee, these financial covenants include the following:

•	under the Consolidated Leverage Covenant, our total consolidated liabilities divided by our total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment, and the book value of all other assets) must not exceed 90% on December 31, 2017, 85% applicable as of January 1, 2018 onwards, for credit facilities outstanding with commercial financing institutions and 80% applicable as of January 1, 2018 onwards, for credit facilities outstanding with government owned export credit institutions;

•	under the Net Worth Covenant, our total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment, and the book value of all other assets) less our total consolidated liabilities must not be less than $150,000,000, for credit facilities outstanding with government owned export credit institutions and for credit facilities outstanding with commercial financing institutions;

•	under the EBITDA Covenant, the ratio of our EBITDA over consolidated interest expense must not be less than 2.0:1, on a trailing 12 months’ basis, applicable as of January 1, 2018 onwards, for credit facilities outstanding with commercial financing institutions;

•	the ratio of our aggregate debt to EBITDA must not exceed 5.5:1 on a trailing 12 months’ basis, applicable as of June 30, 2019 (our next testing date) onwards for credit facilities outstanding with government owned export credit institutions;
63

•	our consolidated debt must not exceed $605,000,000 on December 31, 2017, $600,000,000 on June 30, 2018 and $580,000,000 on December 31, 2018 for credit facilities outstanding with government owned export credit institutions;

•	payment of dividends is subject to no event of default having occurred and be continuing or would occur as a result of the payment of such dividends; and

•	a minimum of 35.0% of our shares shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities.

The Consolidated Leverage Covenant, EBITDA Covenant and Net Worth Covenant do not apply to the loan facility with our subsidiary Shikokuepta Shipping Inc., and the EBITDA Covenant does not apply to financing agreements entered into by our subsidiaries Maxeikosiena Shipping Corporation, Youngone Shipping Inc. and Youngtwo Shipping Inc.

As of December 31, 2017, the Company was in compliance with all debt covenants that were in effect with respect to its loan and credit facilities.

Interest Rate Swaps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to economically hedge our exposure to fluctuations in prevailing market interest rates. For more information on our interest rate swap agreements, refer to Note 12 of the consolidated financial statements included elsewhere in this annual report.

C. Research and Development, Patents and Licenses

We do not incur expenditures relating to research and development, patents or licenses.

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for drybulk vessel services. During 2016, the BDI experienced significant volatility, reaching an all-time low of 290 on February 10, 2016 and a high of 1,257 on November 18, 2016. During 2017, the BDI remained volatile, reaching an annual low of 685 on February 14, 2017 and an annual high of 1,743 on December 12, 2017.

As of February 9, 2018, the BDI was 1,125.

The decline and volatility in charter rates in the drybulk market reflects in part the fact that the supply of drybulk vessels in the market has been increasing. Demand for drybulk vessel services is influenced by global financial conditions. Global financial conditions remain volatile and demand for drybulk services may decrease in the future. There has been a pattern of volatility in recent years. For example, after reaching historical highs in mid-2008, charter hire rates for Panamax and Capesize drybulk vessels reached near historically low levels. For example, the BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94.0% within a single calendar year. See also “Item 3. Key Information—D. Risks Inherent in Our Industry and Our Business—The international drybulk shipping industry is cyclical and volatile, having reached historical highs in 2008 and historical lows in 2016. Charter rates have improved in 2017; however, they remained below profitable levels for most of 2017. Cyclicality and volatility may lead to reductions in our charter rates, vessel values and results of operations.” In response to the volatile market conditions, we seek to strengthen our charter coverage. As of February 9, 2018, 27 of our 39 vessels are employed or scheduled to be employed in period time charters with outstanding duration of more than three months. Additionally, we believe we have structured our capital expenditure requirements, debt commitments and liquidity resources in a way that will provide us with financial flexibility (see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” for more information).

Our TCE rate for the periods ended December 31, 2015, 2016 and 2017 was $8,770, $7,659 and $10,451 respectively, as a result of our increasing exposure to prevailing spot market conditions. During 2017, Bunge S.A. accounted for 12.72% of our revenues.

During 2017, 21.1% of our revenue was derived from three vessels with long period time charters, contracted in previous years with original durations of 10 to 20 years and with a weighted average TCE rate of $28,921. The remaining 78.9% of our revenue was derived from the employment of 36 vessels, under spot and period time charters with original durations up to 10 years with a TCE rate of $8,858.

During 2016, 28.0% of our revenue was derived from three vessels with long period time charters, contracted in previous years with original durations of 10 to 20 years and with a weighted average TCE rate of $28,901. The remaining 72.0% of our revenue was derived from the employment of 36 vessels, two of which were sold in March, 2016, under spot and period time charters with original durations up to 10 years with a TCE rate of $5,766.

As of February 9, 2018, we had a total of 39 vessels in our fleet and expected to take delivery of one additional newbuild vessel in 2018. As of February 9, 2018, we have contracted 53% of our expected ownership days for the remainder of 2018. Our contracted TCE rate for the remainder of 2018, calculated on the basis of all existing contracts and customary assumptions in relation to voyage expenses, as of February 9, 2018, was $12,740.

Our employment profile as of February 9, 2018, included three period time charterer contracts contracted in previous years with original durations of 10 to 20 years, with an average expected remaining charter duration of 7.8 years and with an expected TCE rate for the remainder of 2018 of $28,700, and 36 spot and period time charters with an expected average remaining charter duration of 6.5 months, and an expected TCE rate of $10,065. Vessels whose charters expire or are early redelivered or terminated within 2018 will be chartered at prevailing charter market conditions, which may substantially influence our revenues, the valuation of our vessels, our results of operations and our dividend distributions.

As of February 9, 2018, we had not received any notice of early redelivery or termination for any of our charters.

E. Off-Balance Sheet Arrangements

As of December 31, 2017, we did not have any off-balance sheet arrangements.

F. Contractual Obligations

Our contractual obligations as of December 31, 2017 were:

	Total	Less than 1 year (2018)	1-3 years (2019- 2020)	3-5 years (2021- 2022)	More than 5 years (after January 1, 2023)
	(in thousands of U.S. dollars)
Long-term debt obligations	$571,791	$26,583	$129,995	$345,049	$70,164
Interest payments(1)	107,635	23,898	42,875	29,919	10,943
Payments to our Managers(2) (3)	6,278	6,278	—	—	—
Newbuild contracts(3)	26,975	26,975	—	—	—
Other contractual obligations	9,402	2,318	5,191	1,893	—
Total	722,081	86,052	178,061	376,861	81,107

(1)	Amounts shown reflect estimated interest payments we expect to make with respect to our long-term debt obligations and interest rate swaps. The interest payments reflect an assumed LIBOR-based applicable interest rate of 1.837% (the six-month LIBOR rate as of December 31, 2017), plus the relevant margin of the applicable credit facility and the estimated net settlement of our interest rate swaps. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Interest Rate Swaps” for more information.

(2)

Represents the fixed fee of $975 per vessel per day based on the management fees currently in effect. In addition, it includes amounts payable to our Managers under the Management Agreements in respect of the acquisition fee for the one newbuild vessel and the supervision fee for the one newbuild vessel which is described elsewhere herein. Pursuant to the terms of the Management Agreements, the Managers provide executive officers at no cost. To the extent that the Managers do not provide executive officers, but instead we employ executive officers directly, the management fee is reduced by an amount equal to the aggregate cost of compensation and benefits and other incidental costs borne as a result of employing the executive officers directly. The fees shown in the table above do not take into account any such reductions. The Management Agreements with our Managers expire in May 2018 and we expect to enter into new agreements with the Managers upon their expiration.

(3)	Includes contractual payments for Hull No. 1551.
65

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth, as of February 9, 2018, information regarding our directors and executive officers.

Name	Age	Position
Polys Hajioannou	51	Chief Executive Officer, Chairman of the Board and Class I Director
Dr. Loukas Barmparis	55	President, Secretary and Class II Director
Konstantinos Adamopoulos	55	Chief Financial Officer and Class III Director
Ioannis Foteinos	59	Chief Operating Officer and Class I Director
Christos Megalou	58	Class II Director
Frank Sica	67	Class III Director
Ole Wikborg	62	Class I Director

Certain biographical information about each of these individuals is set forth below. The term of our Class I directors expires in 2018, the term of our Class II directors expires in 2019 and the term of our Class III directors expires in 2020.

Polys Hajioannou is our Chief Executive Officer and has been Chairman of our board of directors since 2008. Mr. Hajioannou also serves with Safe Bulkers Management Ltd. in Cyprus, which provides technical, commercial and administrative management services to the Company, and prior to the inception of Safe Bulkers Management and Safety Management, with its predecessor Alassia Steamship Co., Ltd., which he joined in 1987. Mr. Hajioannou was elected as a member of the board of directors of the Union of Greek Shipowners in 2006 and served on the board until February 2009. Mr. Hajioannou is a founding member and Vice-President of the Union of Cyprus Shipowners. Mr. Hajioannou is a member of the Lloyd’s Register Hellenic Advisory Committee. In 2011, Mr. Hajioannou was appointed to the board of directors of the Hellenic Mutual War Risks Association (Bermuda) Limited and in 2013 he was elected at the board of directors of the UK Mutual Steam Ship Assurance Association (Bermuda) Limited where he served until 2016. In that year, he was elected member to the newly established UK Club Bermuda Members’ Committee. Mr. Hajioannou holds a Bachelor of Science degree in nautical studies from Sunderland University.

Dr. Loukas Barmparis is our President and Secretary and has been a member of our board of directors since 2008. Dr. Barmparis also serves as the technical manager of Safe Bulkers Management Ltd., which he joined in December 2016. Between 2009 and 2016, he was the technical manager of Safety Management Overseas S.A. Until 2009, he was the project development manager of the affiliated Alassia Development S.A., responsible for renewable energy projects. Prior to joining our Manager and Alassia Development S.A., from 1999 to 2005 and from 1993 to 1995, Dr. Barmparis was employed at N. Daskalantonakis Group, Grecotel, one of the largest hotel chains in Greece, as technical manager and project development general manager. During the interim period between 1995 and 1999, Dr. Barmparis was employed at Exergia S.A. as an energy consultant. Dr. Barmparis holds a master of business administration (“M.B.A.”) from the Athens Laboratory of Business Administration, a doctorate from the Imperial College of Science Technology and Medicine, a master of applied science from the University of Toronto and a diploma in mechanical engineering from the Aristotle University of Thessaloniki.

Konstantinos Adamopoulos is our Chief Financial Officer and has been a member of our board of directors since 2008. Mr. Adamopoulos also serves as the finance manager of Safe Bulkers Management Ltd., which he joined in December 2016. Prior to joining us, Mr. Adamopoulos was employed at Calyon, a financial institution, as a senior relationship manager in shipping finance for 14 years. Prior to this, from 1990 to 1993, Mr. Adamopoulos was employed by the National Bank of Greece in London as an account officer for shipping finance and in Athens as deputy head of the export finance department. Prior to this, from 1987 to 1989, Mr. Adamopoulos served as a finance officer in the Greek Air Force. Mr. Adamopoulos holds a Bachelor of Science degree in business administration from the Athens School of Economics and Business Science and an M.B.A. in finance from the Cass Business School, City University of London.

Ioannis Foteinos is our Chief Operating Officer and has been a member of our board of directors since February 2009. Mr. Foteinos has 29 years of experience in the shipping industry. After obtaining a bachelor’s degree in nautical studies from Sunderland University, he joined the predecessor of Safety Management in 1987, where he served as Chartering Manager until 2017. Presently he serves as Chartering Manager with Safe Bulkers Management Ltd. in Cyprus, which he joined in May 2017.

Christos Megalou has been a member of our Board of Directors since 2016 and serves as a member of our audit and our corporate governance, nominating and compensation committee. Mr. Megalou has been the Chief Executive Officer of Piraeus Bank SA since 2017. Mr. Megalou has been a Distinguished Fellow of the Global Federation Of Competitiveness Councils in Washington, D.C. since 2016. From 2015 to 2016, Mr. Megalou served as senior advisor to Fairfax Financial Holdings. From 2013 to 2015, Mr. Megalou served as the Chief Executive Officer and Chairman of the Executive Board of Eurobank Ergasias SA and was the Deputy Chairman of the Hellenic Bank Association in Greece. From 2010 to 2013, Mr. Megalou served as Chairman of the Hellenic Bankers Association in the U.K. From 1997 to 2013, he was Vice-Chairman of Southern Europe, Co-head of Investment Banking for Southern Europe and Managing Director in the Investment Banking Division of Credit Suisse in London. From 1991 to 1997, he was a Director at Barclays de Zoete Wedd. From 1991 to 1996, he was Deputy Chairman of the British Hellenic Chamber of Commerce. He started his career in 1984 as an auditor in Arthur Andersen in Athens. Mr. Megalou holds a Bachelor of Science degree in economics from the University of Athens and an M.B.A. in finance from Aston University in Birmingham, U.K.

Frank Sica has been a member of our board of directors and of our corporate governance, nominating and compensation committee, and a member and chairman of our audit committee, since 2008. Mr. Sica is also director of CSG Systems International, an account management and billing software company for communication industries, JetBlue Airways Corporation, a commercial airline, and Kohl’s Corporation, an owner and operator of department stores. Mr. Sica has served as a Partner at Tailwind Capital, a private equity firm, since 2006. From 2004 to 2005, Mr. Sica was a Senior Advisor to Soros Private Funds Management. From 1998 to 2003, Mr. Sica worked at Soros Fund Management where he oversaw the direct real estate and private equity investment activities of Soros. From 1988 to 1998, Mr. Sica was a Managing Director at Morgan Stanley. Mr. Sica holds a bachelor’s degree from Wesleyan University and an M.B.A. from the Tuck School of Business at Dartmouth College.

Ole Wikborg has been a member of our board of directors and of our audit committee and chairman and member of our corporate governance, nominating and compensation committee since 2008. Mr. Wikborg has been involved in the marine and shipping industry in various capacities for over 35 years. Since 2002, Mr. Wikborg has served as a director and senior underwriter of the Norwegian Hull Club, based in Oslo, Norway. He was a member of the Norwegian Hull Club management team from 2002 to 2016, when he moved to London to take up the position as the head of the London branch of Norwegian Hull Club, established that year. From 2002 to 2006, Mr. Wikborg also served as a member and chairman of the Ocean Hull Committee of the International Union of Marine Insurance (“IUMI”). Since 2006, he has served as Vice President and a member of the Executive Board of the IUMI, and he was elected as President of IUMI from 2010 to 2014. Since 1997, Mr. Wikborg has served as a board member of the Central Union of Marine Insurers, based in Oslo, and was that organization’s Chairman from 2009 to 2013. From 1997 until 2002, Mr. Wikborg served as the senior vice president and manager of the marine and energy division of the Zurich Protector Insurance Company ASA. Prior to his carrier in marine insurance, Mr. Wikborg served in the Royal Norwegian Navy, attaining the rank of Lieutenant Commander.

B. Compensation of Directors and Senior Management

Our Managers, pursuant to the terms of the applicable Management Agreements, have historically provided to us our executive officers at no cost. For the year ended December 31, 2017, none of the executive officers and senior management were employed directly by us. For a discussion of the fees payable to our Managers, refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements.” Also, we do not have any service contracts with any of our non-executive directors that provide for benefits upon termination of their services.

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

C. Board Practices

As of December 31, 2017, we had seven members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. None of our directors is a party to service contracts with us providing for benefits upon termination of employment. Information regarding the period which each director served and the date of expiration of each director’s current term is included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

During the fiscal year ended December 31, 2017, the full board of directors held four meetings. Each director attended all of the meetings of committees of which the director was a member in person or electronically. Our board of directors has determined that each of Messrs. Sica, Megalou and Wikborg are independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the SEC. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the chairman of the audit committee, Mr. Frank Sica, or to the chairman of the corporate governance, nominating and compensation committee, Mr. Ole Wikborg, may do so by writing to our Secretary, Dr. Loukas Barmparis, Safe Bulkers, Inc., e-mail: directors@safebulkers.com.

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

These documents and other important information on our governance are posted on our website and may be viewed at http://www.safebulkers.com. We will also provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of our Secretary, Dr. Loukas Barmparis, Safe Bulkers, Inc., e-mail: directors@safebulkers.com. Our website, and the information contained on, or hyperlinked from, our website are not part of this Annual Report, other than the documents that we file with the SEC that are expressly incorporated herein or therein by reference.

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
69

•	handling such other matters that are specifically delegated to the corporate governance, nominating and compensation committee by the board of directors from time to time.

D. Employees

Our executive officers are provided by our Managers. As of December 31, 2017, approximately 797 people served on board the vessels in our fleet, and our Managers employed approximately 96 people on shore.

E. Share Ownership

The Common Stock and Preferred Shares beneficially owned by our directors and executive officers and/or companies affiliated with these individuals is included in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below.

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

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding Common Stock and Preferred Shares as of February 9, 2018 held by:

•	each person or entity that we know beneficially owns 5.0% or more of our Common Stock;

•	our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 9, 2018 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership for each stockholder is based on 101,535,996 shares of Common Stock outstanding as of February 9, 2018. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Identity of Person or Group	Number of Shares of Common Stock Owned		Percentage of Common Stock	Number of Series B Preferred Shares(6)		Percentage of Series B Preferred Shares(6)		Number of Shares of Series C Preferred Shares		Percentage of Series C Preferred Shares		Number of Shares of Series D Preferred Shares		Percentage of Series D Preferred Shares
5% Beneficial Owners:
Vorini Holdings Inc.(1)	19,426,015		19.13%	—		—		—		—		—		—
Bellapais Maritime Inc.(2)	5,000,000		4.92%	—		—		—		—		—		—
Kyperounta Maritime Inc.(2)	5,000,000		4.92%	—		—		—		—		—		—
Lefkoniko Maritime Inc.(2)	5,000,000		4.92%	—		—		—		—		—		—
Akamas Maritime Inc.(2)	8,555,412		8.52%	—		—		—		—		—		—
Chalkoessa Maritime Inc.(2)	5,400,000		5.32%	—		—		—		—		—		—
Nicolaos Hadjioannou(3)	21,795,231		21.47%	—		—		—		—		—		—
Officers and Directors:	—		—
Polys Hajioannou(4)	48,381,427		47.74%	80,000		21.08%		72,000		3.13%		155,000		4.84%
Dr. Loukas Barmparis		*	*		*		*		*		*		*		*
Konstantinos Adamopoulos		*	*		*		*		*		*		*		*
Ioannis Foteinos		*	*		*		*		*		*		*		*
Frank Sica		*(5)	*		*		*		*		*		*		*
Ole Wikborg		*	*	—		—		—		—		—		—
Christos Megalou		*	*	—		—		—		—		—		—
All executive officers and directors as a group (7 persons)	48,773,655		48.04%	80,000		21.08%		97,000		4.22%		192,000		6.00%

*	Less than 1%

(1)	Controlled by Polys Hajioannou and his family.

(2)	Controlled by Polys Hajioannou.

(3)	By virtue of shares owned indirectly through Vorini Holdings, Inc. and other entities he controls.

(4)	By virtue of shares owned indirectly through Vorini Holdings, Inc., Bellapais Maritime Inc., Kyperounta Maritime Inc., Lefkoniko Maritime Inc., Akamas Maritime Inc., Chalkoessa Maritime Inc. and other entities he controls.

(5)	Partly held in a trust controlled by Frank Sica for the benefit of his family members.

(6)	On February 20, 2018, we completed the redemption of the Series B Preferred Shares and, as a result, no Series B Preferred Shares remain outstanding.

In June 2008, we completed a registered public offering of our shares of Common Stock in which the selling stockholder was Vorini Holdings Inc., and our Common Stock began trading on the NYSE. Our major stockholders have the same voting rights as our other stockholders. As of February 9, 2018, we had 15 stockholders of record; three of these stockholders of record were located in the U.S. and held an aggregate 60,342,928 shares of Common Stock, representing approximately 59.43% of our outstanding shares of Common Stock. However, one of the U.S. stockholders of record is Cede & Co., a nominee of The Depository Trust Company, which holds 60,140,781 shares of our Common Stock. Accordingly, we believe that the shares held by Cede & Co. include shares of Common Stock beneficially owned by both holders in the U.S. and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control. We are not aware of any significant changes in the percentage ownership held by any major stockholders since our initial public offering.

The Hajioannou family owns approximately 51.16% of our outstanding Common Stock. They are able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. Shares of our Common Stock held by the Hajioannou family do not have different or unique voting rights.

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

Compensation of Our Managers

Under our Management Agreements, in return for providing technical, commercial and administrative services, our Managers receive a fixed fee of $975 per day per managed vessel for vessels in our fleet, and $250 per managed vessel per day, for bareboat charters. Further, our Managers receive an acquisition fee of 1.0% based on the contract price of any vessel bought and a sales fee of 1.0% based on the contract price of any vessel sold by it on our behalf, including any contracted newbuild. We also pay our Managers a supervision fee of $550,000 per newbuild, of which 50.0% is payable upon the signing of the relevant supervision agreement, and 50.0% upon successful completion of the sea trials of each newbuild, for the on-premises supervision of all newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise. On May 29 of each year during the term of each Management Agreement, we and the Managers will mutually agree on the applicable management fees for each vessel subject to such Management Agreement. Pursuant to the terms of each Management Agreement, the

Managers provide to us executive officers at no cost. To the extent that the Managers do not provide executive officers to us but instead such executive officers are employed by us directly, the management fee payable by us to the Managers shall be reduced by an amount equal to the aggregate costs of compensation and benefits and other incidental costs borne by us as a result of such employment, subject to certain limitations.

The management fees do not cover capital expenditure, financial costs and operating expenses for our vessels and our general and administrative expenses such as directors, and officers’ liability insurance, legal and accounting fees and other similar third party expenses. More specifically, we reimburse expenses incurred on our behalf by our Managers or their personnel directly related to the operation and management of our vessels, such as:

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

Term and Termination Rights

Subject to the termination rights described below, the initial term of the SMO Management Agreement would expire two years after the effective date (May 29, 2008) and is renewable for up to eight additional one-year periods, and the initial term of the SBM Management Agreement would expire one year after its effective date (May 29, 2015) and is renewable for up to two additional one-year periods. After the expiration of the initial term, each Management Agreement will be automatically extended on a year-to-year basis for the number of renewal terms set forth in each Management Agreement, subject to our ability to terminate each Management Agreement upon written notice at least 12 months prior to the end of the current term. Each Management Agreement expires on May 28, 2018 and we expect to enter into new agreements with the Managers upon their expiration. The terms of any such new Management Agreements have not yet been determined.

Our Managers’ Termination Rights

Each Manager may terminate the applicable Management Agreement prior to the end of its term if:

•	any money payable by us is not paid when due or if due on demand, within 10 business days following demand by the Manager;

•	we default in the performance of any other material obligation under the Management Agreement and the matter is unresolved within 20 business days after we receive written notice of such default from the Manager;

•	the management fee determined by arbitration in respect of any annual period following the initial term is unsatisfactory to the Manager, in which case the Manager may terminate upon 12 months’ written notice to us;

•	any acquisition of our shares or a merger, consolidation or similar transaction results in any “person” or “group” acquiring 40.0% or more of the total voting power of our or the resulting entity’s outstanding
73

voting securities, and such percentage represents a higher percentage of such voting power than that held directly or indirectly by Polys Hajioannou;

•	the approval by our shareholders of a proposed merger, consolidation, recapitalization or similar transaction, as a result of which any person acquiring our shares of Common Stock becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 40.0% or more of the total voting power of the outstanding voting securities of the resulting entity following such transaction, and such percentage represents a higher percentage of such voting power than that held directly or indirectly by Polys Hajioannou; or

•	there is a change in directors after which a majority of the members of our board of directors are not continuing directors.

“Continuing directors” means, as of any date of determination, any member of our board of directors who was:

•	a member of our board of directors on June 4, 2008; or

•	nominated for election or elected to our board of directors with the approval of a majority of the directors then in office who were either directors on June 4, 2008 or whose nomination or election was previously so approved.

Our Termination Rights

In addition to certain standard termination rights, we may terminate each Management Agreement prior to the end of its term if:

•	the Manager defaults in the performance of any material obligation under our Management Agreement and the matter is not resolved within 20 business days after the Manager receives from us written notice of such default; or

•	any money payable by the Manager to us or third parties under our Management Agreement is not paid or accounted for within 10 business days following written notice by us.

Non-Competition

Each Manager has agreed that, during the term of our Management Agreement and for one year after its termination, such Manager will not provide any management services to, or with respect to, any drybulk vessels, other than in the following circumstances:

(a) pursuant to its involvement with us; or

(b) with respect to drybulk vessels that are owned or operated by companies affiliated with our chief executive officer or his family members, subject in each case to compliance with, or waivers of, the restrictive covenant agreements entered into between us and companies affiliated with our chief executive officer.

Each Manager has also agreed that if one of our drybulk vessels and a drybulk vessel owned or operated by a company affiliated with our chief executive officer are both available and meet the criteria for a charter being fixed by such Manager, our drybulk vessel will receive such charter.

Sale of Our Manager

Each Manager has agreed that, during the term of the Management Agreement and for one year after its termination, each Manager will not transfer, assign, sell or dispose of all or substantially all of its business that is necessary for the performance of its services under the Management Agreement without the prior written consent of our board of directors. Furthermore, during such period, in the event of any proposed change in control of a Manager, we have a 30-day right of first offer to purchase such Manager. Each Management Agreement defines a “proposed change in control of our Manager” to mean (a) the approval by the board of directors of the Manager or the shareholders of the Manager of a proposed sale of all or substantially all of the assets or property of the Manager necessary for the performance of its services under the Management Agreement; or (b) the approval of any transaction that would result in: (i) Polys Hajioannou or Vorini Holdings Inc., or any entity controlled by, or under common control with, any of the above, beneficially owning, directly or indirectly, less than 60.0% of the outstanding voting securities or voting power of the Manager or Machairiotissa Holdings Inc. (the sole shareholder of the Manager), respectively, or (ii) Polys Hajioannou or Vorini Holdings Inc., or any entity controlled by, or under common control with, any of the above, together with all directors, officers and employees of the Manager beneficially owning, directly or indirectly, less than 80.0% of the outstanding voting securities or voting power of the Manager or Machairiotissa Holdings Inc., respectively.

Each Management Agreement also provides us the right to obtain certain information about the ownership of the Manager.

The foregoing description of the Management Agreements does not purport to be complete and is qualified in its entirety by reference to the Management Agreements, copies of which are attached as Exhibit 4.1 and Exhibit 4.2 and incorporated herein by reference.

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

(d) with respect to the direct or indirect ownership, operation or financing by our chief executive officer of a maximum of eight drybulk vessels on the water at any one time and an unlimited number of contracts with shipyards for newbuild drybulk vessels as part of his estate or family planning, provided that (i) such drybulk vessels or newbuilding contracts have been first offered to us and refused by the majority of our independent directors and (ii) such vessels have been acquired on pricing terms and conditions that are not more favorable than those offered to us; and

(e) pursuant to their passive ownership of up to 9.99% of the outstanding voting securities of any publicly traded company that is engaged in the business of owning or operating drybulk vessels.

As noted above, Polys Hajioannou and the Hajioannou Entities are permitted to engage in restricted activities with respect to two types of permitted acquisitions. One such permitted acquisition is an acquisition of a drybulk vessel or an acquisition or investment in a drybulk vessel business on terms and conditions as to price that are not more favorable, and on such other terms and conditions that are not materially more favorable, than those first offered to us and refused by a majority of our independent directors. The second type of permitted acquisition is an acquisition of a group of vessels or a business that includes non-drybulk vessels and non-drybulk vessel businesses, provided that less than 50.0% of the fair market value of the acquisition is attributable to drybulk vessels or drybulk vessel businesses. Under this second type of permitted acquisition, we must be promptly given the opportunity to buy the drybulk vessels or drybulk vessel businesses included in the acquisition for their fair market value plus certain break-up costs. Both types of permitted acquisitions require that the commercial management of any drybulk vessels acquired as permitted acquisitions be performed by either of our Managers. The commercial management of any drybulk vessel or contract for a newbuild drybulk vessel owned, operated or financed by Polys Hajioannou and entities affiliated with him for his estate or family planning purposes is not required to be managed by either of our Managers.

Polys Hajioannou and the Hajioannou Entities have also agreed that if one of our drybulk vessels and a drybulk vessel owned or operated by any of the Hajioannou Entities are both available and meet the criteria for a charter being fixed by either of our Managers, our drybulk vessels will receive such charter.

The restrictive covenant agreements further provide that for each drybulk vessel or contract for a newbuild drybulk vessel owned, operated or financed by Polys Hajioannou or a Hajioannou Entity other than through us, Polys Hajioannou or the applicable Hajioannou entity is required to deliver to us a written report with respect to such vessel or newbuild within the first quarter of each fiscal year. The report for any drybulk vessel is required to include certain information, such as charter information with respect to charters arranged or in place during the period between the first day of the previous fiscal year and the date of the report, including the type of charter employment (e.g., time or voyage charters), the charter rate, commissions paid to brokers or other third parties, the charter period and the total revenues earned with respect to charters conducted during such period, running costs with respect to such drybulk vessel in the previous fiscal year, expected date of next drydocking and the estimated cost of such drydocking, and date of the next special survey. The report for any contracted newbuild drybulk vessel is required to include charter information, if any, with respect to charters arranged as of the date of the report, including the type of charter employment, the charter rate, commissions paid to brokers or other third parties and the charter period.

The foregoing description of the restrictive covenant agreements does not purport to be complete and is qualified in its entirety by reference to the Management Agreements, copies of which are attached as Exhibit 4.3 and Exhibit 4.4 and incorporated herein by reference.

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

Sale of Vessels and Novation of Shipbuilding Contracts

In December 2015, following the Company’s decision to improve its liquidity position, Polys Hajioannou submitted a proposal to the Company’s board of directors, pursuant to which companies controlled by Polys Hajioannou would (a) purchase two vessels of the Company’s operating fleet, the Stalo and the Kypros Unity and (b) accept the novation from the Company of the newbuild contracts for Hull No. 1718 and Hull No. 1552, respectively. Upon receipt of this proposal, a special committee consisting of the Company’s three independent directors was formed and authorized by the board of directors of the Company to evaluate the proposal. The special committee was advised by independent counsel. The special committee obtained two appraisals from independent third parties for each of the two vessels and for each of the two newbuildings, and negotiated the terms of the sale of the vessels and the newbuild contract novations. In February 2016, the special committee approved the sale of the Stalo and the Kypros Unity and the novation of the contracts of Hull No. 1718 and Hull No. 1552 to companies controlled by Polys Hajioannou.

In February 2016, our subsidiary Shikokuennia Shipping Corporation signed a novation agreement for newbuild Hull No. 1718, scheduled for delivery in 2019, and novated the newbuild to a company controlled by Polys

Hajioannou. The remaining commitment under the newbuild contract for Hull No. 1718 as of December 31, 2016 and as of the day of signing the novation agreement was $28.4 million, compared to $26.5 million, which represented the higher of the two appraisals obtained by the special committee for such newbuild. The sale commission of 1.0% on $28.4 million for the novation of Hull No. 1718 payable to our Managers pursuant to the Management Agreements was waived in our favor.

In March 2016, our subsidiary, Staloudi Shipping Corporation, disposed of the vessel Stalo at a sale price of $9.0 million, and our subsidiary Gloverthree Shipping Corporation disposed of the vessel Kypros Unity at a sale price of $20.0 million, and in each case delivered the vessels to entities owned by Polys Hajioannou. The sale price for both vessels represented the higher of the two appraisals obtained by the special committee. We recorded an aggregate loss of $2.75 million in connection with the sale of these two vessels in the first quarter of 2016. The sale commission of 1.0% on $9.0 million for the sale of Stalo and on $20.0 million for the sale of Kypros Unity payable to our Managers pursuant to the Management Agreements was waived in our favor.

In August 2016, following the Company’s decision to further improve its liquidity position, Polys Hajioannou submitted a proposal to the Company’s board of directors, pursuant to which companies controlled by Polys Hajioannou would (a) accept the novation from the Company of the newbuild contract for Hull No. 835 and (b) purchase Hull No. 1551 upon delivery from the shipyard. Upon receipt of this proposal, a special committee consisting of the Company’s three independent directors was formed and authorized by the board of directors of the Company in order to evaluate the proposal. The special committee was advised by independent counsel, obtained two appraisals from independent third party brokers for each newbuild vessel and negotiated the terms of each transaction.

The two transactions were approved by the special committee in September 2016. In October 2016, our subsidiary, Gloverseven Shipping Corporation, signed a novation agreement for newbuild Hull No. 835 and our subsidiary, Kyotofriendo One Shipping Corporation, signed a memorandum of agreement for the sale upon delivery of newbuild Hull No. 1551, in each case, to entities owned by Polys Hajioannou. Our remaining capital expenditure requirements in respect of Hull No. 835 and Hull No. 1551 were $48.15 million in the aggregate. The higher of the two appraisals obtained from the independent third party brokers was $21.5 million for Hull No. 835 and $24.5 million for Hull No. 1551; or $46.0 million in the aggregate. The sale commission of 1.0% on $48.15 million for the novation of Hull No. 835 and the sale of Hull No. 1551 payable to our Managers pursuant to the Management Agreements was waived in our favor.

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

Dividend Policy

We paid our first quarterly dividend as a public company of $0.1461 per share of Common Stock in August 2008 and subsequent dividends of $0.475 per share of Common Stock in November 2008, $0.15 per share in February 2009, May 2009, August 2009, November 2009, February 2010, May 2010, August 2010, November 2010, February 2011, May 2011, August 2011, November 2011, February 2012, May 2012 and August 2012, and $0.05 per share of Common Stock in November 2012, March 2013, June 2013, September 2013 and $0.06 per share of Common Stock in December 2013. During 2014, we paid an aggregate amount of $18.4 million over three consecutive quarterly dividends, each in the amount of $0.06 per share of Common Stock, followed by one consecutive quarterly dividend in the amount of $0.04 per share of Common Stock. During 2015, the Company declared and paid one quarterly dividend of $0.02 per share of Common Stock followed by two quarterly dividends of $0.01 per share of Common Stock, totaling $3.3 million. The Company did not declare dividends on its Common Stock during 2016 or 2017.

We paid our first dividend of $0.26111 per share of Series B Preferred Shares in July 2013, and a subsequent dividend of $0.5111 per share of Series B Preferred Shares in October 2013. During 2014, we paid an aggregate amount of $3.2 million over four consecutive quarterly dividends, each in the amount of $0.50 per share of Series B Preferred Shares. During 2014, we paid an aggregate amount of $2.2 million over two consecutive quarterly dividends of $0.46667 and $0.50 per share of Series C Preferred Shares. During 2014, we paid an aggregate amount of $2.1 million over one quarterly dividend of $0.66667 per share of Series D Preferred Shares. During 2015, the Company declared and paid four quarterly consecutive dividends of $0.50 per share for each, of Series B Preferred Shares, totaling $3.2 million, of Series C Preferred Shares, totaling $4.6 million, and of Series D Preferred Shares, totaling $6.4 million. During 2016, the Company declared and paid four quarterly consecutive dividends of $0.50 per share for each, of Series B Preferred Shares, totaling $3.1 million, of Series C Preferred Shares, totaling $4.6 million, and of Series D Preferred Shares, totaling $6.4 million. During 2017, the Company declared and paid four quarterly consecutive dividends of $0.50 per share for each, of Series B Preferred Shares, totaling $1.3 million, of Series C Preferred Shares, totaling $4.6 million, and of Series D Preferred Shares, totaling $6.4 million. In January 2018, the Company declared and paid a quarterly dividend of $0.50 per share for each, of Series B Preferred Shares, totaling $0.2 million, of Series C Preferred Shares, totaling $1.1 million, and of Series D Preferred Shares, totaling $1.6 million.

On February 20, 2018, we completed the redemption of the outstanding 379,514 Series B Preferred Shares at a redemption price of $25.00 per Series B Preferred Share plus all accumulated and unpaid dividends to, but excluding, the Redemption Date. From and after the Redemption Date, all distributions on the Series B Preferred Shares ceased to accumulate, such Series B Preferred Shares are no longer outstanding, and all rights of the holders of such shares terminated, except for the right to receive the redemption amount.

We currently do not intend to pay dividends on shares of our Common Stock. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (a) our earnings, financial condition and cash requirements and available sources of liquidity, (b) decisions in relation to our growth and leverage strategies, (c) provisions of Marshall Islands and Liberian law governing the payment of dividends, (d) restrictive covenants in our existing and future debt instruments and (e) global financial conditions. We may continue not to pay dividends in the future. Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves, as well as additional factors unrelated to our profitability. In addition, cash dividends on our Common Stock are subject to the priority of dividends on our Preferred Shares. We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Common Stock and Preferred Shares” for a discussion of the risks related to our ability to pay dividends.

B. Significant Changes

No significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING

Trading on the NYSE

Since our initial public offering in the U.S. on May 29, 2008, our Common Stock has been listed on the NYSE under the symbol “SB.” Since June 18, 2013 our Series B Preferred Shares have been listed on the NYSE under the symbol “SB PR B.” As a result of the redemption of all of our remaining outstanding Series B Shares on the Redemption Date, a Form 25 was filed by the NYSE with the SEC on February 21, 2018, and, accordingly, the NYSE has advised that our Series B Preferred Shares will be delisted from the NYSE on March 5, 2018. Since May 7, 2014, our Series C Preferred Shares have been listed on the NYSE under the symbol “SB PR C.” Since June 30, 2014, our Series D Preferred Shares have been listed on the NYSE under the symbol “SB PR D.” The following table shows the high and low sales prices for our Common Stock during the indicated periods.

	Price Range
	High	Low
2013	$10.95	$3.40
2014	11.48	3.77
2015	4.13	0.80
2016	2.38	0.30
2017	3.79	1.17
First Quarter 2016	0.95	0.30
Second Quarter 2016	1.53	0.70
Third Quarter 2016	1.67	1.02
Fourth Quarter 2016	2.38	1.09
First Quarter 2017	2.55	1.17
Second Quarter 2017	2.60	1.76
Third Quarter 2017	3.64	2.25
Fourth Quarter 2017	3.79	2.68
August 2017	3.34	2.47
September 2017	3.64	2.72
October 2017	3.57	2.68
November 2017	3.79	2.97
December 2017	3.50	2.97
January 2018	3.84	3.21
February 2018(1)	3.49	3.00

(1)	For the period through February 9, 2018.

The following table shows the high and low sales prices for our Series B Preferred Shares during the indicated periods.

	Price Range
	High	Low

2014	$27.79	$25.01
2015	25.50	13.00
2016	24.50	18.75
2017	27.24	23.15
First Quarter 2016	24.50	18.75
Second Quarter 2016	24.35	21.50
Third Quarter 2016	24.00	21.80
Fourth Quarter 2016	24.41	23.00
First Quarter 2017	27.24	23.15
Second Quarter 2017	26.35	25.52
Third Quarter 2017	26.76	25.00
Fourth Quarter 2017	25.80	25.00
August 2017	26.76	25.00
September 2017	25.62	25.61
October 2017	25.80	25.00
November 2017	25.65	25.65
December 2017	25.52	25.14
January 2018	26.00	25.08
February 2018(1)	25.05	25.05

(1)	For the period through February 9, 2018.

The following table shows the high and low sales prices for our Series C Preferred Shares during the indicated periods.

	Price Range
	High	Low
2015	$21.46	$7.30
2016	16.34	6.53
2017	24.25	14.21
First Quarter 2016	11.60	6.53
Second Quarter 2016	15.84	10.77
Third Quarter 2016	16.34	13.50
Fourth Quarter 2016	16.15	12.26
First Quarter 2017	19.50	14.21
Second Quarter 2017	20.38	18.20
Third Quarter 2017	22.38	18.95
Fourth Quarter 2017	24.25	20.51
August 2017	21.12	19.75
September 2017	22.38	20.09
October 2017	24.25	22.15
November 2017	23.98	20.51
December 2017	23.52	22.55
January 2018	24.26	23.26
February 2018(1)	23.70	22.00

(1)	For the period through February 9, 2018.
80

The following table shows the high and low sales prices for our Series D Preferred Shares during the indicated periods.

	Price Range
	High	Low
2015	$21.40	$6.78
2016	16.56	6.18
2017	24.19	14.70
First Quarter 2016	11.74	6.18
Second Quarter 2016	15.55	10.55
Third Quarter 2016	16.56	13.12
Fourth Quarter 2016	16.47	12.49
First Quarter 2017	19.30	14.70
Second Quarter 2017	20.06	18.00
Third Quarter 2017	22.40	18.86
Fourth Quarter 2017	24.19	21.81
August 2017	21.52	19.97
September 2017	22.40	20.01
October 2017	24.19	22.09
November 2017	23.70	21.81
December 2017	23.44	22.54
January 2018	24.01	22.97
February 2018(1)	23.20	21.97

(1)	For the period through February 9, 2018.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 200,000,000 shares of Common Stock, par value $0.001 per share, of which, as of December 31, 2017 and February 9, 2018, 101,526,708 and 101,535,996 shares were issued and outstanding, respectively, and 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of December 31, 2017 and February 9, 2018, 379,514 shares of Series B Preferred Shares, 2,300,000 shares of Series C Preferred Shares and 3,200,000 shares of Series D Preferred Shares were issued and outstanding. Following the redemption of all outstanding Series B Preferred shares on the Redemption Date, no shares of Series B Preferred Shares remained outstanding. Of this blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan.” All of our shares of stock are in registered form.

Please see Note 7 of the consolidated financial statements included elsewhere in this annual report for a discussion of the history of our share capital.

B. Articles of Incorporation and Bylaws

Our purpose, as stated in our articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

The rights of our stockholders are set forth in our articles of incorporation and bylaws, as well as the BCA. Amendments to our articles of incorporation require the affirmative vote of the holders of a majority of all outstanding shares entitled to vote, except that amendments to certain provisions of our articles of incorporation dealing with the rights of stockholders, the board of directors, our bylaws and amendments to the articles of incorporation require the affirmative vote of at least 75.0% of all outstanding shares entitled to vote. Amendments to our bylaws require the affirmative vote of at least 75.0% of all outstanding shares entitled to vote.

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

We are registered with the Registrar of Corporations of the Marshall Islands under registration number 27394.

Directors

Under our articles of incorporation and bylaws, our directors are elected by a plurality of the votes cast at each annual meeting of the stockholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting. Our articles of incorporation and bylaws provide for a staggered board of directors whereby directors shall be divided into three classes: Class I, Class II and Class III. The term of our Class I directors expires in 2018, the term of our Class II directors expires in 2019 and the term of our Class III directors expires in 2020. At each annual meeting, individuals elected as directors are elected to hold office until the third succeeding annual meeting.

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

Preferred Stock

Our articles of incorporation authorize our board of directors, without any further vote or action by our stockholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan,” and as of February 9, 2018, 379,514 have been designated as Series B Preferred Shares, 2,300,000 have been designated as Series C Preferred Shares and 3,200,000 have been designated as Series D Preferred Shares, and to determine, with respect to any series of preferred stock established by our board of directors, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

On April 6, 2017, we completed an exchange offer for our outstanding Series B Preferred Shares, which had commenced in March 2017 (the “Exchange Offer”). Holders who elected to exchange their Series B Preferred Shares in the Exchange Offer received, for each such Series B Preferred Share: (i) $22.50 in cash and (ii) two newly issued shares of our Common Stock. Pursuant to the Exchange Offer, a total of 1,106,254 Series B Preferred Shares were validly tendered and accepted by us. The Series B Preferred Shares validly tendered and accepted by us represented 74.46% of the 1,485,768 Series B Preferred Shares outstanding at the commencement of the exchange offer. The Exchange Offer resulted in a cash payment of $24,890,715 and the issuance of 2,212,508 shares of Common Stock to holders of validly tendered and accepted Series B Preferred Shares. Following settlement of the Exchange Offer, 379,514 shares of the Series B Preferred Shares remained outstanding. On the Redemption Date, we completed the redemption of the remaining outstanding 379,514 Series B Preferred Shares at a redemption price of $25.00 per Series B Preferred Share plus all accumulated and unpaid dividends to, but excluding, the Redemption Date. From and after the Redemption Date, all distributions on the Series B Preferred Shares ceased to accumulate, such Series B Preferred Shares are no longer outstanding, and all rights of the holders of such shares terminated, except for the right to receive the redemption amount.

Stockholder Rights Plan

Each share of our Common Stock includes a right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A Participating Preferred Stock at a purchase price of $25.00 per unit, subject to specified adjustments. The rights are issued pursuant to a stockholder rights agreement between us and American Stock Transfer & Trust Company, LLC as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other stockholder rights.

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

Detachment of rights

The rights are attached to all certificates representing our outstanding Common Stock and will attach to all Common Stock certificates we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the rights plan, unless we redeem or exchange them earlier as described below. The rights will separate from the Common Stock and a rights distribution date will occur, subject to specified exceptions, on the earlier of the following two dates:

•	10 days following the first public announcement that a person or group of affiliated or associated persons or an “acquiring person” has acquired or obtained the right to acquire beneficial ownership of 15.0% or more of our outstanding Common Stock; or

•	10 business days following the start of a tender or exchange offer that would result, if closed, in a person becoming an “acquiring person.”

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

Flip-over event

A “flip-over event” will occur under the rights agreement when, at any time after a person has become an acquiring person:

•	we are acquired in a merger or other business combination transaction; or

•	50.0% or more of our assets, cash flows or earning power is sold or transferred.

If a flip-over event occurs, each holder of a right, other than any right that has become void as we describe under the heading “—Flip-in event” above, will have the right to receive the number of shares of Common Stock of the acquiring company having a current market price equal to two times the exercise price of such right.

Antidilution

The number of outstanding rights associated with our Common Stock is subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of our Common Stock occurring prior to the rights distribution date. With some exceptions, the rights agreement does not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1.0% of the exercise price. It also does not require us to issue fractional shares of our preferred stock that are not integral multiples of one one-hundredth of a share, and, instead, we may make a cash adjustment based on the market price of the Common Stock on the last trading date prior to the date of exercise. The rights agreement reserves us the right to require, prior to the occurrence of any flip-in event or flip-over event, that, on any exercise of rights, a number of rights must be exercised so that we will issue only whole shares of stock.

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

Exchange of rights

We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange must be at an exchange ratio of one share of Common Stock per right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to:

•	any person other than our existing stockholder becoming the beneficial owner of Common Stock with voting power equal to 50.0% or more of the total voting power of all shares of Common Stock entitled to vote in the election of directors; or

•	the occurrence of a flip-over event.

Amendment of terms of rights

While the rights are outstanding, we may amend the provisions of the rights agreement only as follows:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to make changes that do not adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or

•	to shorten or lengthen any time period under the rights agreement, except that we cannot change the time period when rights may be redeemed or lengthen any time period, unless such lengthening protects, enhances or clarifies the benefits of holders of rights other than an acquiring person.

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

Blank check preferred stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described above under “—Stockholder Rights Plan” and as of February 9, 2018, 379,514 have been designated as Series B Preferred Shares, 2,300,000 have been designated as Series C Preferred Shares and 3,200,000 have been designated as Series D Preferred Shares. As of the Redemption Date, no shares of Series B Preferred Shares remained outstanding. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

United States Federal Income Tax Considerations

The following discussion of United States federal income tax matters is based on the Internal Revenue Code of 1986, as amended (the “Code”), judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury as of the date hereof, all of which are subject to change, possibly with retroactive effect. This discussion does not address any United States state or local taxes, any United States federal tax other than federal income tax or the tax on net investment income imposed by Section 1411 of the Code. This discussion does not purport to address the tax consequences of owning our stock to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, United States expatriates, persons holding our stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons liable for alternative minimum tax, pass-through entities and investors therein, persons who own, actually or under applicable constructive ownership rules, 10% or more of the vote or value of our stock, traders or dealers in securities or currencies and United States holders whose functional currency is not the United States dollar) may be subject to special rules. This discussion only addresses holders that hold the stock as a capital asset. This discussion is based upon our beliefs and expectations concerning our past, current and anticipated activities, income and assets and those of our subsidiaries, the direct, indirect and constructive ownership of our stock and the trading and quotation of our stock. Should any such beliefs or expectations prove to be incorrect, the conclusions described herein could be adversely affected. You are encouraged to consult your own tax advisors concerning the overall tax consequences of the ownership of our stock arising in your own particular situation under United States federal, state, local or foreign law.

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

Shipping income attributable to transportation exclusively between non-United States ports is generally not subject to United States income tax. However, unless exempt from United States income tax under the rules contained in Section 883 of the Code, a non-United States corporation is, under the rules of Section 887 of the Code, subject to a 4% United States income tax in respect of its “United States source gross transportation income” (without the allowance for deductions). United States source gross transportation income includes 50% of shipping income that is attributable to transportation that begins or ends (but that does not both begin and end) in the United States. Under Section 883 of the Code, a non-United States corporation will be exempt from United States income tax on its United States source gross transportation income if:

(a) it is organized in a foreign country (its “country of organization”) that grants an “equivalent exemption” to United States corporations; and

(b) either (i) more than 50% of the value of its stock is owned, directly or indirectly, by individuals who are “residents” of its country of organization or of another foreign country that grants an “equivalent exemption” to United States corporations or (ii) its stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States.

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

In lieu of the foregoing rules, since the exemption of Section 883 of the Code will not apply to us, our United States source gross transportation income that is considered to be “effectively connected” with the conduct of a United States trade or business would be subject to the United States corporate income tax currently imposed at rates of up to 21% (net of applicable deductions). In addition, we may be subject to the 30% United States “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our United States trade or business by us or our subsidiaries.

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

We believe that we will not meet these conditions because we will not have, or permit circumstances that would result in our having, any vessel sailing to or from the United States on a regularly scheduled basis. In addition, income attributable to transportation that both begins and ends in the United States is not subject to the tax rules described above. Such income is subject to either a 30% gross-basis tax or to United States corporate income tax on net income at rates of up to 21% (and the branch profits tax discussed above). Although there can be no assurance, we do not expect to engage in transportation that produces shipping income of this type.

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

(d) you are not under an obligation to make related payments with respect to positions in substantially similar or related property; and

(e) certain other conditions are met.

Special rules may apply to any “extraordinary dividend.” Generally, an extraordinary dividend is: (i) a dividend in an amount that is equal to (or in excess of) (x) 10%, in the case of common stock, or (y) 5%, in the case of the Preferred Shares, of your adjusted tax basis in (or the fair market value of, in certain circumstances) a share of our stock or (ii) dividends received within a one-year period that, in the aggregate, equal or exceed 20% of your adjusted tax basis in (or fair market value of in certain circumstances) a share of our stock. If we pay an “extraordinary dividend” on our stock that is treated as “qualified dividend income” and if you are an individual, estate or trust, then any loss you derive from a subsequent sale or exchange of such stock will be treated as long-term capital loss to the extent of such dividend.

There is no assurance that dividends you receive from us will be eligible for preferential rates. Dividends you receive from us that are not eligible for any preferential rate will be taxed at the ordinary income rates.

Sale, Exchange or Other Disposition of Stock

Provided that we are not a PFIC for any taxable year and except as provided in the discussion under “Redemption of Stock,” you generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our stock, in an amount equal to the difference between the amount realized by you from such sale, exchange or other disposition and your tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if your holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Your ability to deduct capital losses against ordinary income is subject to limitations.

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

Because we have chartered all of our vessels to unrelated charterers on the basis of period time and spot time charter contracts (and not on the basis of bareboat charters) and because we expect to continue to do so, we believe that currently we should not be treated as being and should not become a PFIC. We believe it is more likely than not that our gross income derived from our time charter activities constitutes active service income (as opposed to passive rental income) and, as a result, our vessels constitute active assets (as opposed to passive assets) for purposes of determining whether we are a PFIC. We believe there is legal authority supporting this position, consisting of case law and United States Internal Revenue Service (“IRS”) pronouncements concerning the characterization of income derived from time charters as service income for other tax purposes. However, there is no legal authority specifically relating to the statutory provisions governing PFICs or relating to circumstances substantially similar to ours. Moreover, in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit held that, contrary to the position of the IRS in that case, and for purposes of a different set of rules under the Code, income received under a time charter of vessels should be treated as rental income rather than services income. If the reasoning of the Fifth Circuit case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time chartering activities would be treated as rental income, and we would probably be a PFIC. The IRS has stated that it disagrees with the holding in Tidewater and has specified that income from period time charters should be treated as services income. However, the IRS’ statement with respect to the Tidewater decision was an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers.

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

A. Quantitative Information About Market Risk

Interest Rate Risk

We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding, which is based on U.S. dollar LIBOR plus, in the case of each credit facility, a specified margin. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we use derivative financial instruments. We had entered into five interest rate swap agreements as of December 31, 2017, compared to seven interest rate swap agreements as of December 31, 2016, in order to manage future interest costs and the risk associated with changing interest rates.

The total notional principal amount of these swaps as of December 31, 2017 was $71.3 million, compared to $112.1 million as of December 31, 2016. The swaps have specified rates and durations. Refer to the table in Note 12 of the consolidated financial statements included elsewhere in this annual report which summarizes the interest rate swaps in place as of December 31, 2017 and December 31, 2016. Under our interest rate swap transactions, the bank effects quarterly floating-rate payments to us for the relevant amount based on the three-month U.S. dollar LIBOR and we make quarterly payments to the bank on the relevant amount at the respective fixed rates.

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

Through these swap transactions, we effectively hedged the interest rate exposure of 14.7% of our loans outstanding as of December 31, 2017, which bear interest at LIBOR, compared to 23.6% of our loans outstanding as of December 31, 2016.

The following table sets forth the sensitivity of our existing loans as of December 31, 2017 as to a 100 basis point increase in LIBOR taking into account our interest rate swap agreements that are currently in place, during the next five years, and reflects the additional interest expense.

Year	Amount
2018	$4.6 million
2019	4.5 million
2020	4.0 million
2021	3.4 million
2022	2.0 million

Foreign Currency Exchange Risk

We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2017 we incurred approximately 25.4% of our vessel operating expenses in currencies other than the U.S. dollar. As of December 31, 2017, approximately 42.8% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar and were subject to exchange rate risk, as their value fluctuates with changes in exchange rates.

A hypothetical 10.0% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2017, would have increased our vessel operating expenses by approximately $1.3 million and the fair value of our outstanding accounts payable by approximately $0.2 million.

While, from time to time, we have in the past used financial derivatives in the form of foreign exchange forward agreements to mitigate the risk associated with exchange rate fluctuations, currently, no such instruments are in place.

There have been no material quantitative changes in market risk exposures between 2017 and 2016.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Material Modifications to the Rights of Security Holders

We adopted a stockholder rights plan on May 13, 2008 that authorizes the issuance to our existing stockholders of preferred share rights and additional shares of Common Stock if any third party seeks to acquire control of a substantial block of our Common Stock. See “Item 10. Additional Information—B. Articles of Incorporation and Bylaws—Stockholder Rights Plan” included in this annual report for a description of the stockholder rights plan.

ITEM 15.	CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2017. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include without limitation controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2017.

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

In making its assessment of our internal control over financial reporting as of December 31, 2017, management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013 (“COSO”).

Management concluded that, as of December 31, 2017, our internal control over financial reporting was effective. Deloitte Certified Public Accountants S.A. (“Deloitte”), our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2017 which is reproduced in its entirety in Item 15(c) below.

C. Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Safe Bulkers, Inc.

Majuro, Republic of the Marshall Islands

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Safe Bulkers, Inc. and its subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2017, of the Company and our report dated March 2, 2018, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/Deloitte Certified Public Accountants S.A.

Athens, Greece

March 2, 2018

D. Changes in Internal Control over Financial Reporting

During the period covered by this annual report, we have made no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee consists of three independent directors, Ole Wikborg, Christos Megalou and Frank Sica, who is the chairman of the committee. Our board of directors has determined that Frank Sica, whose biographical details are included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management,” qualifies as an audit committee “financial expert,” as such term is defined in Regulation S-K promulgated by the SEC.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for all officers and employees of our company, which incorporates a Code of Ethics for directors and a Code of Conduct for corporate officers, a copy of which is posted on our website, and may be viewed at http://www.safebulkers.com/corp_ethics.htm. We will also provide a paper copy of this document free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Dr. Loukas Barmparis, Secretary, Safe Bulkers, Inc., e-mail: directors@safebulkers.com, telephone: +30 2111 888 400, +357 25 887 200. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2017.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees billed to the Company for the fiscal years ended December 31, 2017 and 2016 by the Company’s principal accounting firm, Deloitte Certified Public Accountants S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, Limited, by the category of service, were as follows:

	2016	2017
	(in thousands)
Audit fees	$341	$306
Total fees	$341	$306

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

On November 24, 2015, the Company announced a share repurchase program in the aggregate of up to $20.0 million under which it may from time to time purchase Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares on the open market. Details on the shares purchased under the program in 2017 are set forth in the table below. The Company’s share repurchase program does not obligate it to purchase any of its Preferred Shares, and the share repurchase program may be modified or terminated at any time without prior notice. Any such purchases will be made in the open market in compliance with applicable laws and regulations.

Period 2017	Total Number of Series B Preferred Shares (or Units) Purchased	Average Price Paid per Series B Preferred Share (or Units)	Total Number of Series B Preferred Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	The maximum approximate dollar value of all series of Preferred Shares (or units) that may yet be purchased under the plans or programs
January	4,735	23.48	4,735	$17,599,773
February	100	23.50	100	$17,597,423
Total	4,835	—	4,835	$17,597,423

On June 22, 2016, the Company announced a share repurchase program under which it may from time to time in the future purchase up to 2,000,000 shares of the Company’s Common Stock. The Company did not make any purchases of its Common Stock under the program in 2017.

On April 6, 2017, we completed the Exchange Offer for our outstanding Series B Preferred Shares, which had commenced in March 2017. Holders who elected to exchange their Series B Preferred Shares in the Exchange Offer received, for each such Series B Preferred Share: (i) $22.50 in cash and (ii) two newly issued shares of our Common Stock. Pursuant to the Exchange Offer, a total of 1,106,254 Series B Preferred Shares were validly tendered and accepted by us. The Series B Preferred Shares validly tendered and accepted by us represented 74.46% of the 1,485,768 Series B Preferred Shares outstanding at the commencement of the exchange offer. The Exchange Offer resulted in a cash payment of $24,890,715 and the issuance of 2,212,508 shares of Common Stock to holders of validly tendered and accepted Series B Preferred Shares. Following settlement of the Exchange Offer, 379,514 shares of the Series B Preferred Shares remained outstanding.

On February 20, 2018, we completed the redemption of the remaining outstanding 379,514 Series B Preferred Shares at a redemption price of $25.00 per Series B Preferred Share plus all accumulated and unpaid dividends to, but excluding, the Redemption Date. From and after the Redemption Date, all distributions on the Series B Preferred Shares ceased to accumulate, such Series B Preferred Shares are no longer outstanding, and all rights of the holders of such shares terminated, except the right to receive the redemption amount.

During fiscal year 2017, Akamas Maritime Inc. made purchases of shares of the Company’s Common Stock as set forth below.

Period 2017	Total Number of Shares of Common Stock Purchased(a)	Average Price Paid per Share of Common Stock
June	600,524	$2.18
July	1,474	$2.25
Total	601,998	—

(a) All purchases were made on the open market in accordance with Rule 10b-18 and Rule 10b5-1 under the Exchange Act.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Corporate Governance, Nominating and Compensation Committee

The NYSE requires that a listed U.S. company have a nominating/corporate governance committee and a compensation committee, each composed of independent directors. As permitted under Marshall Islands law and our bylaws, we have a combined corporate governance, nominating and compensation committee, which at present is comprised solely of independent directors.

Shareholder Approval Requirements

The NYSE requires that a listed U.S. company obtain prior shareholder approval for certain issuances of authorized stock or the approval of, and material revisions to, equity compensation plans. However, as permitted under Marshall Islands law, we do not need to obtain prior shareholder approval in connection with such issuances or equity compensation plans.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-27 incorporated herein by reference.

ITEM 19.	EXHIBITS

Exhibit	Description
1.1	First Amended and Restated Articles of Incorporation*
1.2	Articles of Amendment of First Amended and Restated Articles of Incorporation**
1.3	First Amended and Restated Bylaws*
2.1	Form of Registration Rights Agreement between Safe Bulkers, Inc. and Vorini Holdings Inc.*
2.2	Stockholder Rights Agreement*
2.3	Specimen Share Certificate*
3.1	Statement of Designation of the 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares (Par Value $0.01 Per Share) (Incorporated by reference to the Company’s Form 8-A12B filed with the SEC on June 18, 2013)
3.2	Statement of Designation of the 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (Par Value $0.01 Per Share) (Incorporated by reference to Exhibit 3.4 on the Company’s Form 8-A12B filed with the SEC on May 7, 2014)
3.3	Statement of Designation of the 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (Par Value $0.01 Per Share) (Incorporated by reference to Exhibit 3.4 on the Company’s Form 8-A12B filed with the SEC on June 30, 2014)
4.1	Second Amended and Restated Management Agreement, dated August 2, 2017, between Safety Management Overseas S.A. and Safe Bulkers, Inc.
4.2	Amended and Restated Management Agreement, dated August 2, 2017, between Safe Bulkers Management Limited and Safe Bulkers, Inc.
4.3	Second Amended and Restated Restrictive Covenant Agreement, dated August 2, 2017, among Safe Bulkers, Inc., Polys Hajioannou, Vorini Holdings Inc. and Machairiotissa Holdings Inc.
4.4	Second Amended and Restated Restrictive Covenant Agreement, dated August 2, 2017, between Safe Bulkers, Inc. and Polys Hajioannou
4.5	Amending and Restating Agreement, dated February 22, 2016, by and among Safe Bulkers, Inc., DNB Bank ASA, as Mandated Lead Arranger, DNB Bank ASA, as Agent, DNB Bank ASA, as Swap Provider, and DNB Bank ASA, as Security Agent***
8.1	List of Subsidiaries
12.1	Certification of principal executive officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended
12.2	Certification of principal financial officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended
13.1	Certification of principal executive officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte Certified Public Accountants S.A.
101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2016 and 2017; (ii) Consolidated Statements of Operations for the years ended December 31, 2015, 2016 and 2017; (iii) Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2015, 2016 and 2017; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2016 and 2017; and (v) Notes to Consolidated Financial Statements

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995) filed with the SEC and hereby incorporated by reference to such Registration Statement.

**	Previously filed as an exhibit to the Company’s Form 6-K filed with the SEC on October 8, 2009 and hereby incorporated by reference to such Form 6-K.

***	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F, filed with the SEC on March 4, 2016 and hereby incorporated by reference to such Form 20-F.
102

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

March 2, 2018

By:	/s/ KONSTANTINOS ADAMOPOULOS
Name: Konstantinos Adamopoulos
Title: Chief Financial Officer and Director
103

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Safe Bulkers, Inc.
Majuro, Republic of the Marshall Islands.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Safe Bulkers, Inc. and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2018 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Certified Public Accountants S.A.
Athens, Greece
March 2, 2018

We have served as the Company’s auditor since 2007.

SAFE BULKERS, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2016 AND 2017
(In thousands of U.S. Dollars, except for share and per share data)

		December 31,
	Notes	2016	2017
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		81,618	46,199
Time deposits		12,000	12,157
Accounts receivable		8,235	10,608
Due from Manager	3	601	418
Inventories		5,174	4,227
Derivative assets	12	—	62
Accrued revenue	16	166	2,029
Restricted cash		1,195	1,660
Prepaid expenses and other current assets		2,019	1,726
Total current assets		111,008	79,086
FIXED ASSETS:
Vessels, net	4	1,038,719	942,876
Advances for vessels	5	13,007	3,653
Total fixed assets		1,051,726	946,529
OTHER NON CURRENT ASSETS:
Restricted cash		10,002	8,651
Derivative assets – Long-term	12	88	—
Accrued revenue	16	929	831
Total assets		1,173,753	1,035,097
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	6	12,177	25,588
Unearned revenue	16	2,040	3,540
Trade accounts payable		5,392	4,137
Accrued liabilities	13	4,153	3,666
Derivative liabilities	12	17	2
Total current liabilities		23,779	36,933
Derivative liabilities – Long-term	12	157	—
Long-term debt, net	6	569,781	541,816
Other liabilities		1,500	—
Total liabilities		595,217	578,749
COMMITMENTS AND CONTINGENCIES	8
SHAREHOLDERS’ EQUITY:
Shareholders’ equity:
Common stock, $0.001 par value; 200,000,000 authorized, 99,251,628 and 101,526,708 issued and outstanding at December 31, 2016 and 2017, respectively	7	99	102
Preferred stock, $0.01 par value; 20,000,000 authorized, 1,490,603 Series B Preferred Shares and 379,514 Series B Preferred Shares, 2,300,000 and 2,300,000 Series C Preferred Shares, 3,200,000 and 3,200,000 Series D Preferred Shares, issued and outstanding at December 31, 2016 and 2017, respectively	7	70	59
Treasury stock, $0.001 par value; 113,076 shares repurchased at December 31, 2016 and December 31, 2017, respectively	7	(120)	(120)
Additional paid in capital		384,241	361,202
Retained earnings		194,246	95,105
Total shareholders’ equity		578,536	456,348
Total liabilities and shareholders’ equity		1,173,753	1,035,097

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
(In thousands of U.S. Dollars, except for share and per share data)

	Year Ended December 31,
	Notes	2015	2016	2017
REVENUES:
Revenues	10	132,375	113,959	154,040
Commissions		(5,058)	(4,187)	(6,008)
Net revenues		127,317	109,772	148,032

EXPENSES:
Voyage expenses		(17,856)	(7,679)	(3,932)
Vessel operating expenses	11	(55,469)	(49,519)	(52,794)
Depreciation	4	(47,133)	(49,485)	(51,424)
General and administrative expenses
-Management fee to related party	3,15	(10,764)	(11,611)	(13,511)
-Company administration expenses	15	(3,853)	(3,770)	(2,607)
Early redelivery cost, net		—	—	(1,263)
Loss from inventory valuation	9	(1,432)	—	—
Other operating income/(expense)		—	794	(390)
Loss on sale of assets	17	—	(2,750)	(120)
Impairment loss	4,5,12	(22,826)	(17,163)	(91,293)
Operating loss		(32,016)	(31,411)	(69,302)

OTHER (EXPENSE)/INCOME:
Interest expense	6	(11,650)	(19,576)	(23,224)
Other finance (cost)/income	6	(242)	(1,735)	7,651
Interest income		86	515	799
(Loss)/gain on derivatives	12	(1,676)	(620)	72
Foreign currency gain/(loss)		347	(76)	1,782
Amortization and write-off of deferred finance charges		(2,793)	(3,063)	(2,457)
Net loss		(47,944)	(55,966)	(84,679)
Less preferred dividend		14,200	14,025	12,316
Less preferred deemed dividend		—	—	2,146
Net loss available to common shareholders		(62,144)	(69,991)	(99,141)
Loss per share in U.S. Dollars, basic and diluted	19	(0.74)	(0.83)	(0.98)
Weighted average number of shares, basic and diluted		83,479,636	84,526,411	100,932,876

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC. CONSOLIDATED STATEMENTS
OF SHAREHOLDERS’ EQUITY FOR THE YEARS
ENDED DECEMBER 31, 2015, 2016 AND 2017
(In thousands of U.S. Dollars, except for per share data)

	Common Stock	Treasury Stock	Preferred Stock	Additional Paid in Capital	Retained Earnings	Total
Balance as of January 1, 2015	83	—	71	370,201	329,744	700,099
Net loss	—	—	—	—	(47,944)	(47,944)
Repurchase of preferred stock and cancelled	—	—	—	(590)	—	(590)
Share based compensation	—	—	—	120	—	120
Preferred share dividends	—	—	—	—	(14,200)	(14,200)
Common share dividends ($0.04 per share)	—	—	—	—	(3,339)	(3,339)
Balance as of December 31, 2015	83	—	71	369,731	264,261	634,146
Net loss	—	—	—	—	(55,966)	(55,966)
Issuance of common stock	16	—	—	16,099	—	16,115
Repurchase of common stock	—	(120)	—	—	—	(120)
Repurchase of preferred stock and cancelled	—	—	(1)	(1,709)	—	(1,710)
Share based compensation	—	—	—	120	—	120
Preferred share dividends	—	—	—	—	(14,049)	(14,049)
Balance as of December 31, 2016	99	(120)	70	384,241	194,246	578,536
Net loss	—	—	—	—	(84,679)	(84,679)
Repurchase of preferred stock and cancelled	—	—	—	(114)	—	(114)
Tender offer-redemption of preferred stock	3	—	(11)	(23,045)	(2,146)	(25,199)
Share based compensation	—	—	—	120	—	120
Preferred share dividends	—	—	—	—	(12,316)	(12,316)
Balance as of December 31, 2017	102	(120)	59	361,202	95,105	456,348

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
(In thousands of U.S. Dollars)

	December 31,
	2015	2016	2017
Cash Flows from Operating Activities:
Net loss	(47,944)	(55,966)	(84,679)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	47,133	49,485	51,424
Loss on sale of assets	—	2,750	120
Impairment loss	22,826	17,163	91,293
Gain on debt extinguishment	(1,111)	—	(8,189)
Other non cash items	1,432	—	373
Amortization and write-off of deferred finance charges	2,793	3,063	2,457
Unrealized gain on derivatives	(606)	(411)	(146)
Unrealized foreign exchange gain	—	—	(244)
Share based compensation	120	120	120
Change in:
Accounts receivable	(2,010)	(1,695)	(2,373)
Due from Manager	(946)	345	25
Inventories	4,341	238	947
Accrued revenue	(341)	(90)	(1,765)
Prepaid expenses and other current assets	36	(340)	293
Due to Manager	(24)	—	—
Trade accounts payable	1,736	(1,679)	(486)
Accrued liabilities	(269)	411	(569)
Unearned revenue	(1,643)	84	1,500
Net Cash Provided by Operating Activities	25,523	13,478	50,101

Cash Flows from Investing Activities:
Vessel advances	(123,541)	(58,373)	(59,943)
Proceeds from sale of assets	—	29,000	20,510
Increase in bank time deposits	(1,500)	(51,452)	(37,635)
Maturity of bank time deposits	—	40,952	37,478
Net Cash Used in Investing Activities	(125,041)	(39,873)	(39,590)

Cash Flows from Financing Activities:
Proceeds from long-term debt	446,896	64,500	115,260
Principal payments of long-term debt	(243,659)	(148,529)	(122,805)
Dividends paid	(17,539)	(14,049)	(12,316)
Payment of deferred financing costs	(5,018)	(100)	(1,868)
Proceeds on issuance of common stock	—	16,494	—
Payment of common stock offering expenses	—	(361)	(18)
Repurchase of common stock	—	(120)	—
Repurchase of preferred stock	(590)	(1,710)	(114)
Tender offer-redemption of preferred stock	—	—	(24,890)
Payment of tender offer expenses	—	—	(309)
Net Cash Provided by/(Used in) Financing Activities	180,090	(83,875)	(47,060)
Net increase/ (decrease) in cash, cash equivalents and restricted cash	80,572	(110,270)	(36,549)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	—	244
Cash, cash equivalents and restricted cash at beginning of year	122,513	203,085	92,815
Cash, cash equivalents and restricted cash at end of year	203,085	92,815	56,510
Supplemental cash flow information:
Cash paid for interest (excluding capitalized interest):	11,932	19,829	22,682

Non Cash Investing and Financing Activities:
Unpaid financing fees	753	18	85
Unpaid capital expenditure requirements	19	3,500	210

Reconciliation of Cash, Cash Equivalents and Restricted Cash:
Cash and cash equivalents	130,743	81,618	46,199
Restricted cash – Current assets	64,505	1,195	1,660
Restricted cash – Non current assets	7,837	10,002	8,651
Cash, cash equivalents and restricted cash shown in the statement of cash flows	203,085	92,815	56,510

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

1.       Basis of Presentation and General Information

Safe Bulkers, Inc. (“Safe Bulkers” or the “Company”) was formed on December 11, 2007, under the laws of the Republic of the Marshall Islands. Safe Bulkers’ common stock trades on the New York Stock Exchange (“NYSE”) under the symbol “SB.”

Polys Hajioannou and his family, by virtue of shares owned indirectly through various private entities are the controlling shareholders of Safe Bulkers and as a result control the outcome of matters on which shareholders are entitled to vote, including the election of the entire board of directors and other significant corporate actions.

Since the Company’s initial public offering, Safe Bulkers has successfully completed five additional public common stock offerings and three preferred stock offerings.

As of December 31, 2017, Safe Bulkers held 47 wholly-owned companies (which are referred to herein as “Subsidiaries”) which together owned and operated a fleet of 39 drybulk vessels and were scheduled to acquire one additional newbuild vessel (the “Newbuild”).

Safe Bulkers and the Subsidiaries are collectively referred to in the notes to the consolidated financial statements as the “Company.”

The Company’s principal business is the acquisition, ownership and operation of drybulk vessels. The Company’s vessels operate worldwide, carrying drybulk cargo for the world’s largest consumers of marine drybulk transportation services. Safety Management Overseas S.A., a company incorporated under the laws of the Republic of Panama (“Safety Management”) and Safe Bulkers Management Limited, a company incorporated under the laws of the Republic of Cyprus (“Safe Bulkers Management,” and, together with Safety Management, the “Managers,” and either of them “the Manager”), related parties both controlled by Polys Hajioannou, provide technical, commercial and administrative management services to the Company.

The accompanying consolidated financial statements include the operations, assets and liabilities of the Company, and of the Subsidiaries listed below.

Subsidiary	Vessel Name	Type	Built
Maxeikosiepta Shipping Corporation (“Maxeikosiepta”)(1)	Paraskevi	Panamax	January 2003
Marindou Shipping Corporation (“Marindou”)(1)	Maria	Panamax	April 2003
Maxeikosiexi Shipping Corporation (“Maxeikosiexi”)(1)	Koulitsa	Panamax	April 2003
Avstes Shipping Corporation (“Avstes”)(1)	Vassos	Panamax	February 2004
Kerasies Shipping Corporation (“Kerasies”)(1)	Katerina	Panamax	May 2004
Marathassa Shipping Corporation (“Marathassa”)(1)	Maritsa	Panamax	January 2005
Maxeikositessera Shipping Corporation (“Maxeikositessera”)(2)	Efrossini	Panamax	February 2012
Glovertwo Shipping Corporation (“Glovertwo”)(2)	Zoe	Panamax	July 2013
Shikokutessera Shipping Inc. (“Shikokutessera”)(2)	Kypros Land	Panamax	January 2014
Shikokupente Shipping Inc. (“Shikokupente”)(2)	Kypros Sea	Panamax	March 2014
Gloverfour Shipping Corporation (“Gloverfour”)(2)	Kypros Bravery	Panamax	January 2015
Shikokuokto Shipping Inc. (“Shikokuokto”)(2)	Kypros Sky	Panamax	March 2015

Subsidiary	Vessel Name	Type	Built
Gloverfive Shipping Corporation (“Gloverfive”)(2)	Kypros Loyalty	Panamax	June 2015
Gloversix Shipping Corporation (“Gloversix”)(2)	Kypros Spirit	Panamax	July 2016
Pemer Shipping Ltd. (“Pemer”)(1)	Pedhoulas Merchant	Kamsarmax	March 2006
Petra Shipping Ltd. (“Petra”)(1)	Pedhoulas Trader	Kamsarmax	May 2006
Pelea Shipping Ltd. (“Pelea”)(1)	Pedhoulas Leader	Kamsarmax	March 2007
Vassone Shipping Corporation (“Vassone”)(2)	Pedhoulas Commander	Kamsarmax	May 2008
Maxeikosi Shipping Corporation (“Maxeikosi”)(1)	Pedhoulas Builder	Kamsarmax	May 2012
Maxeikositria Shipping Corporation (“Maxeikositria”)(1)	Pedhoulas Fighter	Kamsarmax	August 2012
Maxeikosiena Shipping Corporation (“Maxeikosiena”)(1)	Pedhoulas Farmer	Kamsarmax	September 2012
Youngone Shipping Inc. (“Youngone”)(2)	Pedhoulas Cherry	Kamsarmax	July 2015
Youngtwo Shipping Inc. (“Youngtwo”)(2)	Pedhoulas Rose	Kamsarmax	January 2017
Marinouki Shipping Corporation (“Marinouki”)(1)	Marina	Post-Panamax	January 2006
Soffive Shipping Corporation (“Soffive”)(1)	Sophia	Post-Panamax	June 2007
Vasstwo Shipping Corporation (“Vasstwo”)(1)	Xenia	Post-Panamax	August 2006
Eniaprohi Shipping Corporation (“Eniaprohi”)(1)	Eleni	Post-Panamax	November 2008
Eniadefhi Shipping Corporation (“Eniadefhi”)(1)	Martine	Post-Panamax	February 2009
Maxdodeka Shipping Corporation (“Maxdodeka”)(1)	Andreas K	Post-Panamax	September 2009
Pentakomo Shipping Corporation (“Pentakomo”)(2)	Agios Spyridonas	Post-Panamax	January 2010
Maxdekatria Shipping Corporation (“Maxdekatria”)(1)	Panayiota K	Post-Panamax	April 2010
Maxdeka Shipping Corporation (“Maxdeka”)(2)	Venus Heritage	Post-Panamax	December 2010
Shikoku Friendship Shipping Company (“Shikoku”)(2)	Venus History	Post-Panamax	September 2011
Maxenteka Shipping Corporation (“Maxenteka”)(2)	Venus Horizon	Post-Panamax	February 2012
Shikokuepta Shipping Inc. (“Shikokuepta”)(2)	Troodos Sun	Post-Panamax	January 2016
Shikokuexi Shipping Inc. (“Shikokuexi”)(2)	Troodos Air	Post-Panamax	March 2016
Maxpente Shipping Corporation (“Maxpente”)(1)	Kanaris	Capesize	March 2010
Eptaprohi Shipping Corporation (“Eptaprohi”)(1)	Pelopidas	Capesize	November 2011
Maxtessera Shipping Corporation (“Maxtessera”)(2)	Lake Despina	Capesize	January 2014
Pinewood Shipping Corporation (“Pinewood”)(2)(6)(8)	TBN - H 1552	Kamsarmax	1H 2018
Gloverthree Shipping Corporation (“Gloverthree”)(2)(3)	Kypros Unity	Panamax	September 2014
Staloudi Shipping Corporation (“Staloudi”)(1)(3)	Stalo	Post-Panamax	January 2006
Shikokuennia Shipping Inc. (“Shikokuennia”)(2)(4)	H 1718	Post-Panamax	—
Gloverseven Shipping Corporation (“Gloverseven”)(2)(5)	H 835	Panamax	—
Kyotofriendo One Shipping Inc. (“Kyotofriendo One”)(2)(7)	H 1551	Kamsarmax	—
Kyotofriendo Two Shipping Inc. (“Kyotofriendo Two”)(2)(6)	—	—	—
Maxeikosipente Shipping Corporation (“Maxeikosipente”)(1)	—	—	—

(1)	Incorporated under the laws of the Republic of Liberia.

(2)	Incorporated under the laws of the Republic of the Marshall Islands.

(3)	Vessel sold in March 2016. Refer to Notes 3, 4 and 17.

(4)	Newbuild contract novated in February 2016. Refer to Note 3.

(5)	Newbuild contract novated in October 2016. Refer to Note 3.

(6)	On July 29, 2016, the Shipsales Contract relating to Hull No. 1552, initially contracted by our subsidiary Kyotofriendo Two, was novated to our wholly owned subsidiary Pinewood. Under an agreement with an unaffiliated third party, upon delivery of the vessel to Pinewood, 100 shares of Series A Preferred Stock of Pinewood will be issued to the unaffiliated third party for proceeds of $16,900 which will be used to finance part of the cost of such vessel, which shares will have preference over shares of common stock of Pinewood with respect to distributions by, and liquidation of, Pinewood. Furthermore, under this agreement, Pinewood agreed to (i) pay its own expenses out of its own funds, (ii) keep its assets and funds separate from the assets and funds of the Company, (iii) refrain from holding its assets and/or creditworthiness as being available to satisfy any of the obligations of the Company and (iv) take, or refrain from taking, certain other actions designed to ensure that the assets of Pinewood are not available to creditors of Safe Bulkers or its other subsidiaries.

(7)	Newbuild delivered in January 2017 from the shipyard and subsequently sold. Refer to Notes 3 and 17.

(8)	Estimated completion date for newbuild vessel as of December 31, 2017.

For the years ended December 31, 2015, 2016 and 2017, the following charterers individually accounted for more than 10% of the Company’s charter revenues as follows:

	December 31,

	2015	2016	2017
Bunge S.A.	—	—	12.72%
Oldendorff GmbH and Co. KG	12.67%	—	—
Global Chartering Ltd	10.79%	12.49%	—
Glencore Grain B.V	—	10.05%	—

2. Significant Accounting Policies

Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include all accounts of the Company. All intercompany balances and transactions have been eliminated upon consolidation.

Use of Estimates: The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates may include vessel valuations, the valuation of amounts due from charterers, residual value of vessels and the useful life of vessels. Actual results may differ from these estimates.

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

Foreign Currency Translation: The reporting and functional currency of the Company is the U.S. dollar (“USD”). Transactions incurred in other currencies are translated into USD using the exchange rates in effect at the time of the transaction. On the balance sheet date, monetary assets and liabilities that are denominated in other currencies are translated into USD to reflect the end-of-period exchange rates. Resulting gains or losses from foreign currency transactions are recorded within Foreign currency (gain)/loss in the accompanying consolidated statements of operations in the period in which they arise.

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

Inventories: Inventories consist of bunkers and lubricants owned by the Company remaining on board the vessels at the end of each reporting period, which are stated at the lower of cost and net realizable value. Cost is determined using the first–in, first-out method. Inventories consist of $1,478 and $724 of bunkers and of $3,696 and $3,503 of lubricants as of December 31, 2016 and 2017, respectively.

Vessels, Net: Vessels are stated at their historical cost, which consists of the contracted purchase price and any direct material expenses incurred upon acquisition (including improvements, on-site supervision expenses and financing costs incurred during the construction period if the vessels are newbuilds, commissions paid, delivery expenses and other expenditures to prepare the vessel for her initial voyage), less accumulated depreciation and impairment, if any. Certain subsequent expenditures for conversions, major improvements and regulatory requirements are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

Vessels’ Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated residual value. The Company estimates the useful life of its vessels to be 25 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

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

Impairment of Long-lived Assets: The Company follows the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. Various factors including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs are included in this analysis. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its estimated fair value and the difference is recorded as an impairment loss in the consolidated statements of operations.

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

Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less the cost to sell the asset. These assets are no longer depreciated once they meet the criteria of being held for sale. There were no assets held for sale as of December 31, 2016 and 2017.

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

Derivative Instruments: The Company may enter into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to the acquisition of vessels and on certain loan obligations. The Company also enters into interest rate derivatives to create economic hedges for its exposure to interest rate risk of its loan obligations. When such derivatives do not qualify for hedge accounting the Company records these financial instruments in the consolidated balance sheet at their fair value as either a derivative asset or a liability, and recognizes the fair value changes thereto in the consolidated statements of operations. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) until the hedged item is recognized in the consolidated statements of operations. For the years ended December 31, 2015, 2016 and 2017, no derivatives were accounted for as accounting hedges.

Financial Instruments: Over-the-counter foreign exchange forward contracts, interest rate derivatives and cash equivalents are recorded at fair value. Other financial instruments, including debt are recorded at amortized cost.

(a) Interest rate risk: The Company’s interest rates and long-term loan repayment terms are described in Note 6. The Company manages its interest rate risk by entering into interest rate derivative instruments which are described in Note 12.

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

Vessels are chartered under time charter, where a contract is entered into for the use of a vessel for a specific trip or a specific period of time and at a specified daily charter rate. Time charter revenues are recognized as earned on the straight-line basis over the term of the charter as service is provided. Revenues from time charter may also include ballast bonus, which is an amount paid by the charterer for repositioning the vessel at the charterer’s disposal (delivery point), which is recognized as revenue over the term of the charter, and other miscellaneous revenues from vessel operations. Expenses relating to the Company’s time charters are vessel operating expenses and certain voyage expenses, which are paid by the Company and recognized as incurred. Vessel operating expenses that are paid by the Company include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other minor miscellaneous expenses. Voyage expenses which are also recognized as incurred by the Company include costs for draft surveys, hold cleaning, postage, extra war risk insurance, bunkers during ballast period and other minor miscellaneous expenses related to the voyage. The charterer is responsible for paying the cost of bunkers and other voyage expenses (e.g., port expenses, agents’ fees, canal dues, extra war risks insurance and any other expenses related to the cargo).

Vessels are also chartered under voyage charters, where a contract is made for the use of a vessel under which the Company is paid freight on the basis of moving cargo from a loading port to a discharge port. Under a voyage charter, the revenues are recognized on a pro rata basis over the duration of the voyage from load port to discharge port. Probable losses on voyages are provided for in full at the time such losses can be estimated. Related expenses are operating expenses, bunkers and voyage expenses, which are recognized as incurred and are all paid for by the Company. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized when earned and collection is reasonably assured. Dispatch expense represents payments by the Company to the charterer when loading or discharging time is less than the stipulated time in the voyage charter and is recognized as incurred. During the years ended December 31, 2015, 2016 and 2017, there has only been one instance during 2017 where a vessel was employed under a voyage charter.

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

Taxes: Entities within the group that are incorporated under the laws of either the Republic of Liberia or the Republic of the Marshall Islands are not subject to Liberian or Marshall Islands income taxes. However, each vessel-owning Subsidiary is subject to registration and tonnage taxes under the laws of the Republic of Cyprus or the Republic of the Marshall Islands depending on where each Company’s vessel is registered. As of January 1, 2013, each vessel managed in Greece is subject to tonnage tax, under the laws of the Republic of Greece. In addition, as of December 31, 2013, under the laws of the Republic of Greece, each vessel managed in Greece is also subject to an annual shipping community mandatory financial contribution for the years 2015, 2016 and 2017. These registration, tonnage taxes and financial contributions are recorded within Vessel operating expenses in the accompanying consolidated statements of operations and none are considered income taxes.

Furthermore, each Subsidiary is subject to a 4% U.S. federal tax in respect of its U.S. source shipping income (imposed on gross income without the allowance for any deductions), because none of the Subsidiaries meet the requirements for an exemption from such tax provided by Section 883 of the U.S. Internal Revenue Code of 1986. As a result, the Subsidiaries file U.S. federal tax returns and pay the relevant U.S. federal tax on their U.S. source shipping income, which is not considered an income tax. Such taxes have been recorded within Voyage expenses in the accompanying consolidated statements of operations. In many cases, these taxes are recovered from the charterers; such amounts recovered are recorded within Revenues in the accompanying consolidated statements of operations.

Dividends: Dividends are recorded in the period in which they are approved by the Company’s Board of Directors.

Earnings/(Loss) Per Share: The computation of basic earnings/(loss) per share is based on the weighted average number of common stock outstanding during the year and includes the shares issuable to the audit committee chairman and the independent directors at the end of each year for services rendered. The computation of basic earnings/(loss) per share is calculated after deducting the preferred stock dividends paid and accrued (including any deemed dividend) from net income/(loss) divided by the weighted average number of shares.

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

Recent Accounting Pronouncements:

Revenue from Contracts with Customers: On May 28, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2014-09, as amended by ASU 2015-14, which was issued on August 12, 2015, Revenue From Contracts With Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2017 and interim periods therein, and shall be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company adopted this ASU for its reporting period commencing January 1, 2018 and has elected to use the modified retrospective transition method for the implementation of this standard. The implementation of this standard will not have an impact on the Company’s financial statements since the revenues are generated largely from time charters, which will be accounted under the Leases standard and the Company’s accounting for revenue from voyage charters is consistent with ASU 2014-09.

Leases: In February 2016, the FASB issued ASU 2016-02. The standard amends the existing accounting standards for lease accounting and adds additional disclosures about leasing arrangements. This ASU requires lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by most leases, while lessor accounting remains largely unchanged. This new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. This update is effective for public entities with reporting periods beginning after December 15, 2018, including interim periods within those fiscal periods. Early adoption is permitted for all entities. The Company is currently evaluating the impact, if any, of the adoption of this new standard and will evaluate any amendments that may be issued.

Cash Flows: In August 2016, the FASB issued ASU 2016-15 – classification of certain cash payments and cash receipts. This ASU addresses certain cash flow issues with the objective of reducing the existing diversity in practice. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. It must be applied retrospectively to all periods presented but may be applied prospectively from the earliest date practicable, if retrospective application would be impracticable. The Company evaluated the impact of this ASU on its financial statements and determined that there is no impact as the classification of the related cash payments and cash receipts has always been reported as described in the ASU.

Restricted cash: In November 2016, the FASB issued ASU 2016-18 – Restricted cash. This ASU requires that a statement of cash flows explains the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. ASU 2016-18 was early adopted by the Company in the period ended December 31, 2017 with retrospective application. The implementation of this update affected the presentation in the statement of cash flows relating to changes in restricted cash which are presented as part of Cash whereas the Company previously presented these within investing activities, and has no impact on the Company’s balance sheet and statement of operations.

Business Combinations: In January 2017, the FASB issued ASU 2017-01 – Business Combinations to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after

December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period 1) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and 2) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. Because all of the Company’s acquisitions have been asset acquisitions, the Company does not expect the adoption of this new standard to have an impact on its financial statements.

3. Transactions with Related Parties

A. Safety Management Overseas S.A., Panama & Safe Bulkers Management Limited, Cyprus

On May 29, 2008, Safe Bulkers signed a management agreement with Safety Management and on May 29, 2015, Safe Bulkers signed a management agreement with Safe Bulkers Management (collectively the “Management Agreements”). Safety Management and Safe Bulkers Management are both related parties that are controlled by Polys Hajioannou. Under the Management Agreements, the Managers provide to Safe Bulkers executive officers and management services to vessel-owning Subsidiaries. Each vessel-owning Subsidiary has entered into, or in the case of vessels not yet delivered, will enter into, a management agreement with either one of the Managers (the “Shipmanagement Agreements”). Under these Shipmanagement Agreements, chartering, operations, technical and accounting services are provided to the vessels by the Manager. In accordance with the Management Agreements and the Shipmanagement Agreements, the Manager receives a fixed fee per vessel calculated proportionally by the number of ownership days (the “Fixed Fee”) plus a variable fee calculated on gross freight, charter hire, ballast bonus and demurrage (the “Variable Fee”). Fixed Fees and Variable Fees are recorded in General and Administrative Expenses (refer to Note 15). In addition, under the supervision agreements with respect to newbuilds (the “Supervision Agreements”), the Manager receives a supervision fee of $550 in exchange for on-site supervision services with respect to all newbuilds, of which 50% is payable upon the signing of the relevant Supervision Agreement, and 50% upon successful completion of the sea trials of each newbuild (the “Supervision Fee”). Supervision Fees are recorded in Advances for vessels (refer to Note 5). Furthermore, under the Management Agreements, the Manager receives a sales fee of 1.00% on the contract price for each vessel sold (the “Sale Fee”) payable upon the conclusion of the vessel sale, and an acquisition fee of 1.00% on the contract price of each vessel constructed or purchased (the “Acquisition Fee”), payable upon the conclusion of the vessel acquisition in exchange for services provided in relation to a sale or an acquisition of a vessel respectively. Sale Fees are recorded in Loss on sale of assets. Acquisition Fees are recorded in Advances for vessels (refer to Note 5).

The Management Agreements provide inter alia that to the extent the executive officers are not provided by the Manager but are instead employed by Safe Bulkers, the management fee payable by Safe Bulkers is reduced, in arrears, by an amount equal to the aggregate costs of compensation and benefits and other incidental costs borne by the Company as a result of such employment, and is recorded under Compensation for Directors and Officers within General and Administrative Expenses (refer to Note 15).

The management fees can be adjusted annually effective on the anniversary of the Company’s entry into the Management Agreements. On May 29, 2015, the Fixed Fee was adjusted to $0.975 per day from $0.800 per day and the Variable Fee was adjusted to 0.00% from 1.25%. No readjustment has since been made on any of the management fees.

Amounts due from Manager under the Management Agreements were $601 and $418 as of December 31, 2016 and 2017, respectively.

Fees pursuant to the Management Agreements, the Shipmanagement Agreements and the Supervision Agreements are comprised of the following:

	Year Ended December 31, (In thousands of U.S. Dollars)

	2015	2016	2017
Fixed and Variable Fees	$10,764	$11,611	$13,511
Supervision Fees	1,925	1,925	550
Acquisition and Sales Fees	1,160	972	700

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

The agreed sale price for the Stalo was $9,000 in cash, representing the higher of the two appraisals for that vessel, and the agreed sale price for the Kypros Unity was $20,000 in cash, likewise representing the higher of the two appraisals for that vessel that the special committee had obtained. The sales of the Stalo and Kypros Unity were consummated in March 2016.

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

In August 2016, following the Company’s decision to further reduce its capital commitments and improve its liquidity, Polys Hajioannou submitted a proposal to the Company’s Board of Directors, pursuant to which companies controlled by Polys Hajioannou would (a) novate the contract of newbuild Hull No. 835 and (b) purchase Hull No. 1551 upon delivery from the shipyard. Upon receipt of this proposal, the Company’s Board of Directors formed a special committee consisting of the Company’s three independent directors in order to evaluate the proposal. The special committee was advised by an independent counsel, obtained two appraisals from independent third party brokers for each newbuild vessel and negotiated the terms of each transaction. The fair value of each vessel was based on the Company’s best estimate of the fair value of each vessel on a charter free basis, and was supported by vessel valuations obtained from independent third party shipbrokers.

The remaining commitments under the newbuild contracts for Hull No. 835 and Hull No. 1551 were $48,155 in the aggregate. The higher of the two appraisals obtained by the special committee from independent third party brokers was $21,500 for Hull No. 835 and $24,500 for Hull No. 1551, or $46,000 in the aggregate.

In September 2016, the special committee approved the novation of contract of Hull No. 835 and the sale of newbuild Hull No. 1551 upon delivery from the shipyard to companies controlled by Polys Hajioannou. The novation agreement for Hull No. 835 and the sale agreement for Hull No. 1551 were both signed in October 2016. The sale of Hull No. 1551 was consummated in January 2017, immediately upon delivery of the newbuild vessel from the shipyard.

The Sales Fee and Acquisition Fee due to the Managers pursuant to the Management Agreements arising from all above transactions were waived.

4. Vessels, Net

Vessels, net are comprised of the following:

	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value
Balance, January 1, 2016	$1,224,757	$(236,596)	$988,161
Transfer from Advances for vessels	100,043	—	100,043
Depreciation expense	—	(49,485)	(49,485)
Balance, December 31, 2016	$1,324,800	$(286,081)	$1,038,719
Transfer from Advances for vessels	67,504	—	67,504
Disposal	(20,630)	—	(20,630)
Impairment loss	(159,805)	68,512	(91,293)
Depreciation expense	—	(51,424)	(51,424)
Balance, December 31, 2017	$1,211,869	$(268,993)	$942,876

Transfer from advances for vessels represents advances paid for vessels acquisitions, vessels under construction and vessel improvements in respect of the acquisition of second hand vessels and newbuild vessels which were under construction and delivered to the Company. For the periods presented, the Company accepted delivery of the following vessels:

•	During the year ended December 31, 2016: Troodos Sun (Hull No. 1686), Troodos Air (Hull No. 1685) and Kypros Spirit (Hull No. 828); and

•	During the year ended December 31, 2017: Pedhoulas Rose (Hull No. 1146), Hull No. 1551 and Agios Spyridonas.

Disposal during the year ended December 31, 2017 relates to Hull No. 1551 (refer to Notes 3 and 17).

At December 31, 2017, the Company identified and recorded an impairment loss of $91,293 in relation to four of its vessels, for which the undiscounted net operating cash flows did not exceed each vessel’s carrying value. The impairment loss is presented under the caption “Impairment loss” in the consolidated statements of operations.

As of December 31, 2017, 37 vessels with a carrying value of $916,975 have been provided as collateral to secure the Company’s bank loans as discussed in Note 6.

5. Advances for Vessels

Advances for vessels are comprised of the following:

Balance, January 1, 2016	$68,356
Advances paid, including capitalized expenses and interest	61,857
Impairment loss	(17,163)
Transferred to vessel cost (refer to Note 4)	(100,043)
Balance, December 31, 2016	$13,007
Advances paid, including capitalized expenses and interest	58,150
Transferred to vessel cost (refer to Note 4)	(67,504)
Balance, December 31, 2017	$3,653

Advances paid for vessels represent advances paid for vessels acquisitions, vessels under construction and vessel improvements and comprise payments of installments that were due to the respective shipyard or third-party sellers, capitalized interest, certain capitalized expenses and expenditures for major improvements and regulatory compliance. During 2016 and 2017, such payments were made for the following vessels:

•	During the year ended December 31, 2016: Troodos Sun (Hull No. 1686), Troodos Air (Hull No. 1685), Kypros Spirit (Hull No. 828), Pedhoulas Rose (Hull No. 1146), Hull No. 835, Hull No. 1551 and Hull No. 1552.

•	During the year ended December 31, 2017: Pedhoulas Rose (Hull No. 1146), Hull No 1551, Hull No. 1552, Agios Spyridonas, Maria, Vassos, Eleni, Koulitsa, Zoe and Pedhoulas Commander.
F-16

Impairment loss during the year ended December 31, 2016 relates to the advances paid in relation to newbuild contracts of Hull No. 835 and Hull No. 1551, for which the respective novation and sale agreements were executed during the year ended December 31, 2016 (refer to Note 3).

6. Bank Debt

Bank debt is comprised of the following secured borrowings:

			December 31,

Borrower	Commencement	Maturity	2016	2017
Maxpente, Maxeikositessera, Maxenteka	December 2015	September 2017	$5,260	$—
Maxpente, Maxeikositessera, Maxenteka	December 2015	September 2017	69,632	—
Maxeikositria	September 2015	September 2017	22,178	—
Maxeikosi	September 2015	September 2017	22,178	—
Maxtessera	July 2014	June 2021	28,000	28,000
Maxeikosiexi	September 2015	September 2021	6,063	6,063
Marathassa	September 2015	September 2021	6,545	6,545
Marinouki	September 2015	September 2021	9,904	9,904
Kerasies	September 2015	September 2021	6,918	6,918
Soffive	September 2015	September 2021	10,757	10,757
Eptaprohi	September 2015	September 2021	50,518	50,518
Shikokuokto	June 2015	June 2022	15,018	15,018
Petra	June 2015	June 2022	18,254	18,024
Pemer	June 2015	June 2022	18,254	18,024
Glovertwo	February 2016	August 2022	12,833	12,833
Maxdekatria	February 2016	August 2022	9,167	9,167
Shikokutessera	February 2016	August 2022	14,667	14,667
Maxeikositria	September 2017	August 2022	—	12,968
Maxeikosi	September 2017	August 2022	—	12,968
Maxpente	September 2017	August 2022	—	20,000
Maxeikositessera	September 2017	August 2022	—	13,650
Maxenteka	September 2017	August 2022	—	15,925
Safe Bulkers	November 2014	September 2022	145,527	160,527
Maxdeka	August 2011	December 2022	20,452	17,044
Shikoku	October 2011	August 2023	26,133	22,400
Shikokuepta	February 2016	February 2024	23,683	22,050
Maxeikosiena	September 2015	September 2025	22,178	21,271
Youngone	September 2015	September 2025	23,546	22,733
Youngtwo	January 2017	January 2027	—	23,817
Total			$587,665	$571,791

Current portion of Long-term debt			$13,264	$26,583
Long-term debt			574,401	545,208
Total debt			$587,665	$571,791

Current portion of deferred financing costs			$1,087	$995
Deferred financing costs non-current			4,620	3,392
Total deferred financing costs			$5,707	$4,387

Total debt			587,665	571,791
Less: Total deferred financing costs			5,707	4,387
Total debt, net of deferred financing costs			$581,958	$567,404
Less: Current portion of long-term debt, net of current portion of deferred financing costs			12,177	25,588
Long-term debt, net of deferred financing costs, non-current			$569,781	$541,816
F-17

Each of Maxeikosi, Maxeikosiena, Maxeikositria, Youngone and Youngtwo had entered into a sale and leaseback agreement with third party companies, subsidiaries of a financial institution, in September 2015, regarding the respective vessel owned by the relevant Subsidiary. Under these agreements, each vessel was sold and leased back for a period of 10 years, on a net daily bareboat charter rate of $6.50, with a purchase obligation at the end of the 10th year. Furthermore, each Subsidiary holds an option to purchase back the respective vessel after the second year of the bareboat charter, at annual intervals and predetermined purchase prices. In view of the obligation of the Subsidiaries to purchase the respective vessels at the end of the bareboat charter, the Company has assessed that this transaction be recorded as a financing transaction. During the year ended December 31, 2017, the Company exercised the option to purchase back the relevant vessels owned by Maxeikosi and Maxeikositria, and these subsidiaries subsequently entered into loan facilities with commercial banks. The sale and leaseback agreement for Youngtwo was consummated during the year ended December 31, 2017 upon delivery of the relevant vessel from the shipyard.

During the year ended December 31, 2017, Maxpente, Maxeikositessera and Maxenteka entered into an agreement with the lender for the full and final settlement of the then outstanding principal amount of the respective facilities at an amount lower than the loans outstanding at the time. This resulted in a gain from debt extinguishment of $8,189, which includes 50% of unpaid accrued interest until the date of the agreement and the write off of the unamortized portion of the respective financing costs, and is presented in the accompanying consolidated statement of operations under the caption “Other finance (cost)/income.” On September 26, 2017, Maxpente, Maxeikositessera and Maxenteka, as joint several borrowers, entered into a loan facility of up to $50,000 with a commercial bank, under which $49,575 was drawn on September 27, 2017 to refinance the facilities settled in full.

The above loans and credit facilities bear interest at LIBOR plus a margin, except for each of Maxeikosiena, Youngone and Youngtwo and for a portion of each of the Maxdeka and Shikoku loan facilities. Maxdeka and Shikoku had entered into loan facilities with government owned export credit institutions, each bearing interest at the Commercial Interest Reference Rate (“CIRR”) published by the Organization for Economic Co-operation and Development, as applicable on the date of the signing of the relevant loan agreements. Each of the Maxeikosiena, Youngone and Youngtwo loan facilities are deemed to incur interest at a fixed rate calculated so that the initial facility amount be amortised to maturity down to the purchase obligation price of each vessel. The above loans and credit facilities are generally repayable by quarterly principal installments and a balloon payment due on maturity, with the exception of the Maxdeka and Shikoku loan facilities which are repaid by semi-annual principal instalments without a balloon payment due on maturity and the Maxeikosiena, Youngone and Youngtwo loan facilities, that are payable by principal installments every 45 days out of a portion of the bareboat hire payment and a balloon payment due on maturity equal to the purchase obligation. The fair value of debt outstanding on December 31, 2017 amounted to $571,908 when valuing the respective portions of the Maxdeka and Shikoku loan facilities on the basis of the relevant CIRR and of the Maxeikosiena, Youngone and Youngtwo loan facilities on the basis of the deemed equivalent fixed rate, as applicable on December 31, 2017, which are considered to be Level 2 items in accordance with the fair value hierarchy.

As of December 31, 2017, there was no amount available for drawdown under the above loan agreements and reducing revolving credit facilities. The estimated minimum annual principal payments required to be made after December 31, 2017, based on the loan and credit facility agreements as amended, are as follows:

To December 31,
2018	$26,583
2019	62,079
2020	67,916
2021	131,617
2022	213,432
2023 and thereafter	70,164
Total	$571,791

Total interest incurred on long-term debt for the years ended December 31, 2015, 2016 and 2017 amounted to $12,286, $20,397 and $23,266, respectively, which includes interest capitalized of $636, $821 and $42 for the years ended December 31, 2015, 2016 and 2017, respectively. The average interest rate (including the margin) for all bank loan and credit facilities during the years 2015, 2016 and 2017 was 2.184% p.a., 3.290% p.a. and 3.838% p.a., respectively.

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

Loan and credit facility agreements contain debt covenants including restrictions as to changes in management and ownership of the vessels, entering into certain long-term charters, additional indebtedness and mortgaging of vessels without the respective lender’s prior consent, minimum vessel insurance cover ratio requirements, as well as minimum fair vessel value ratio to outstanding loan principal requirements (the “Minimum Value Covenant”). The Minimum Value Covenant must not fall below 100% or 120%, as the case may be, until December 31, 2018 and 120% applicable as of January 1, 2019 onwards for credit facilities outstanding with commercial financing institutions and 120% for credit facilities outstanding with governmental owned export credit institutions. The borrowers are permitted to pay dividends to their owners as long as no event of default under the respective loan has occurred or has not been remedied or would occur as a result of the payment of such dividends.

Certain of the loan and credit facility agreements require the respective borrowers to maintain at all times a minimum balance in each vessel operating account, from $250 to $1,000, as the case may be, until December 31, 2017 and $150 to $1,000 applicable as of January 1, 2018 onwards.

The corporate guarantees of the Company include the following financial covenants:

•	its total consolidated liabilities divided by its total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment, and the book value of all other assets), must not exceed 90% on December 31, 2017, 85% applicable as of January 1, 2018 onwards, for credit facilities outstanding with commercial financing institutions and 80% for credit facilities outstanding with government owned export credit institutions (the “Consolidated Leverage Covenant”);

•	its total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment, and the book value of all other assets) less its total consolidated liabilities must not be less than $150,000 for credit facilities outstanding with government owned export credit institutions and for credit facilities outstanding with commercial financing institutions (the “Net Worth Covenant”);

•	the ratio of its EBITDA over consolidated interest expense must not be less than 2.0:1, on a trailing 12 months’ basis, applicable as of January 1, 2018 onwards, for credit facilities, outstanding with commercial financing institutions (the “EBITDA Covenant”);

•	the ratio of its aggregate debt to EBITDA must not exceed 5.5:1 on a trailing 12 months’ basis, applicable as of June 30, 2019 (our next testing date) onwards for credit facilities outstanding with government owned export credit institutions;

•	its consolidated debt must not exceed $605,000 on December 31, 2017, $600,000 on June 30, 2018 and $580,000 on December 31, 2018 for credit facilities outstanding with government owned export credit institutions;

•	payment of dividends is subject to no event of default having occurred and be continuing or would occur as a result of the payment of such dividends; and
F-19

•	a minimum of 35% of its shares shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities.

The Consolidated Leverage Covenant, EBITDA Covenant and Net Worth Covenant do not apply to the loan facility with our subsidiary Shikokuepta Shipping Inc., and the EBITDA Covenant does not apply to financing agreements entered into by our subsidiaries Maxeikosiena Shipping Corporation, Youngone Shipping Inc. and Youngtwo Shipping Inc.

As of December 31, 2017, the Company was in compliance with all debt covenants with respect to its loans and credit facilities.

7. Share Capital

As of December 31, 2016 and 2017, the Company had 200,000,000 authorized common stock of $0.001 par value, of which 99,251,628 and 101,526,708 were issued and outstanding respectively.

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by the Company’s board of directors out of funds legally available for dividends. Upon the Company’s dissolution or liquidation or the sale of all or substantially all of the Company’s assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of the common stock will be entitled to receive pro rata the remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of the Company’s securities. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which may be issued. The Company’s common stock is not subject to any sinking fund provisions and no holder of any shares will be required to make additional contributions of capital with respect to the Company’s shares in the future. There are no provisions in the Company’s articles of incorporation or bylaws discriminating against a shareholder because of his or her ownership of a particular number of shares.

As of December 31, 2016 and 2017, the Company had 20,000,000 authorized preferred stock of $0.01 par value; of which 1,490,603 and 379,514 Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”), respectively, 2,300,000 and 2,300,000 Series C Cumulative Redeemable Perpetual Preferred Shares (the “Series C Preferred Shares”), respectively, 3,200,000 and 3,200,000 Series D Cumulative Redeemable Perpetual Preferred Shares (the “Series D Preferred Shares,” and, together with the Series B Preferred Shares and the Series C Preferred Shares, the “Preferred Shares”), respectively, were issued and outstanding respectively. In addition, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a shareholder rights plan.

Holders of Preferred Shares have no voting rights other than the ability (voting together as a class with all other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable, including all of the Preferred Shares), subject to certain exceptions, to elect one director if dividends for six quarterly dividend periods (whether or not consecutive) payable on the Company’s Preferred Shares are in arrears and certain other limited protective voting rights. The Company’s Preferred Shares are subordinate to all of existing and future indebtedness.

Common stock

In June 2016, the Company implemented a program for the repurchase of an amount of up to 2,000,000 shares of its common stock. As of December 31, 2017 and 2016, the Company had repurchased 113,076 shares of common stock under this repurchase program which are held as treasury shares.

In December 2016, the Company successfully completed a public offering, whereby 15,640,000 shares of common stock were issued and sold at a price of $1.10 per share. An entity controlled by Polys Hajioannou purchased 2,727,272 shares of common stock in the public offering. The gross proceeds of the public offering were $17,204, net of underwriting discount of $710 and offering expenses of $379.

Pursuant to arrangements approved by the Company’s shareholders and the nominating and compensation committee, effective July 1, 2008, in respect of the audit committee chairman and effective January 1, 2010, in respect of the other independent directors of the Company, the audit committee chairman receives the equivalent of $15 every quarter, and the other independent directors each receive the equivalent of $7.50, all payable in arrears in the form of newly-issued Company common stock as part compensation for services rendered as audit committee chairman and independent directors, respectively. The number of shares to be issued is determined based on the closing price of the Company’s common stock on the last trading day prior to the end of each quarter in which services were provided and the shares are issued as soon as practicable following the end of the quarter. During the years ended December 31, 2015, 2016 and 2017, 17,964 shares, 62,717 shares and 31,286 shares, respectively, were issued to the audit committee chairman and 17,964 shares, 62,717 shares and 31,286 shares, respectively, were issued to the other independent directors of the Company.

Preferred stock

In June 2013, the Company successfully completed a public offering, whereby 800,000 shares of Series B Preferred Shares were issued and sold at a price of $25.00 per share, and a private placement, whereby 800,000 shares of Series B Preferred Shares were issued and sold to an entity controlled by Polys Hajioannou, at the public offering price. The net proceeds of the public offering and the private placement were $38,865 net of underwriting discount of $672 and offering expenses of $463. The Series B Preferred Shares were issued for cash and pay cumulative quarterly dividends at a rate of 8% per annum from their date of issuance, i.e. $2.00 per preferred share. At any time on or after July 30, 2016, the Series B Preferred Shares may be redeemed, at the option of the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. If the Company fails to comply with certain covenants as these terms are defined in the applicable agreement, defaults on any of its credit facilities, fails to pay four quarterly dividends payable in arrears or if the Series B Preferred Shares are not redeemed at the option of the Company, in whole by July 30, 2018, the dividend rate payable on the Series B Preferred Shares increases quarterly to a rate that is 1.25 times the dividend rate payable on the Series B Preferred Shares, subject to an aggregate maximum rate per annum of 25% prior to July 30, 2016 and 30% thereafter. The Series B Preferred Shares are not convertible into common stock and are not redeemable at the option of the holder.

In May 2014, the Company successfully completed a public offering, whereby 2,300,000 shares of Series C Preferred shares were issued and sold at a price of $25.00 per share. The net proceeds of the public offering and the private placement were $55,504, net of underwriting discount of $1,744 and offering expenses of $252. The Series C Preferred Shares were issued for cash and pay cumulative quarterly dividends at a rate of 8% per annum from their date of issuance, i.e. $2.00 per preferred share. At any time on or after May 31, 2019, the Series C Preferred Shares may be redeemed, at the option of the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. The Series C Preferred Shares are not convertible into common stock and are not redeemable at the option of the holder.

In June 2014, the Company successfully completed a public offering, whereby 3,200,000 shares of Series D Preferred Shares were issued and sold at a price of $25.00 per share. The net proceeds of the public offering and the private placement were $77,420 net of underwriting discount of $2,369 and offering expenses of $211. The Series D Preferred Shares were issued for cash and pay cumulative quarterly dividends at a rate of 8% per annum from their date of issuance, i.e. $2.00 per preferred share. At any time on or after June 30, 2019, the Series D Preferred Shares may be redeemed, at the option of the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. The Series D Preferred Shares are not convertible into common stock and are not redeemable at the option of the holder.

In December 2015, the Company implemented a program for the repurchase of an amount of up to $20,000 in aggregate of its Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares. Under the statement of designation of the respective series of preferred shares, any such shares repurchased by the Company are cancelled. As of December 31, 2017, the Company had repurchased and cancelled 114,232 Series B Preferred Shares under this repurchase program.

The payment due upon liquidation to holders of any series of the Company’s preferred shares is fixed at the redemption preference of $25.00 per share plus accumulated and unpaid dividends to the date of liquidation. The liquidation price of the Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares as of December 31, 2017 was $9,621, $58,305 and $81,120, respectively.

In April 2017, the Company completed an exchange offer for its outstanding Series B Preferred Shares, which had commenced in March 2017. Holders who elected to exchange their Series B Preferred Shares in the exchange offer received, for each such Series B Preferred Share (i) $22.50 in cash and (ii) two newly issued shares of common stock of the Company. Pursuant to the exchange offer, a total of 1,106,254 Series B Preferred Shares were validly tendered and accepted by the Company. The Series B Preferred Shares validly tendered and accepted by the Company represented 74.46% of the 1,485,768 Series B Preferred Shares outstanding at the commencement of the exchange offer. The exchange offer resulted in a cash payment of $24,891 and the issuance of 2,212,508 shares of common stock to holders of validly tendered and accepted Series B Preferred Shares. Following settlement of the exchange offer, 379,514 shares of the Series B Preferred Shares remained outstanding. The difference between (1) the fair value of the consideration transferred to the holders of the Series B Preferred Shares (comprising the fair value of the shares of common stock and the cash payment offered) and (2) the carrying amount of the Series B Preferred Shares before the modification or exchange (net of issuance costs) amounted to $2,146, and was recorded as preferred deemed dividend.

8. Commitments and Contingencies

(a) Capital expenditure commitments relating to our vessels and vessels under construction are as follows:

Year Ending December 31	Due to Shipyards/Sellers	Due to Manager	Other Commitments	Total
2018	$26,975	$613	$2,318	$29,906
2019	—	—	1,886	1,886
2020	—	—	3,305	3,305
2021	—	—	1,893	1,893
Total	$26,975	$613	$9,402	$36,990

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

9. Loss from inventory valuation

The amount of $1,432 recorded in the year ended December 31, 2015 represents loss from the valuation of the bunkers remaining on board our vessels, which were affected by the decline of bunker market prices during the relevant period. No loss from the valuation of the bunkers remaining on board our vessels was recorded in the years ended December 31, 2016 and December 31, 2017.

10. Revenues

Revenues are comprised of the following:

	Year Ended December 31,
	2015	2016	2017
Time charter revenue	$118,593	$105,767	$145,078
Voyage charter revenue	—	—	1,095
Ballast bonus	9,901	2,720	1,455
Other income	3,881	5,472	6,412
Total	$132,375	$113,959	$154,040

11. Vessel Operating Expenses

Vessel operating expenses are comprised of the following:

	Year Ended December 31,
	2015	2016	2017
Crew wages and related costs	$29,338	$29,581	$30,948
Insurance	3,932	3,452	3,148
Repairs, maintenance and drydocking costs	6,178	2,752	3,729
Spares, stores and provisions	8,362	7,015	9,345
Lubricants	4,116	3,754	3,220
Taxes	1,392	1,347	941
Miscellaneous	2,151	1,618	1,463
Total	$55,469	$49,519	$52,794

12. Fair Value of Financial Instruments and Derivatives Instruments

Cash and cash equivalents and restricted cash, over-the-counter foreign exchange forward contracts and interest rate derivatives are recorded at fair value. The carrying values of the current financial assets and current financial liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair values of the variable interest long-term debt approximate the recorded values, due to their variable interest rates. The fair value of the fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Company believes the terms of its loans are similar to those that could be procured as of December 31, 2017. The fair value of the long-term debt is disclosed in Note 6.

Derivative instruments

The Company enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company, from time to time, may also enter into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to acquisition of vessels and on certain loan obligations or for trading purposes. Foreign exchange forward contracts are agreements entered into with a bank to exchange, at a specified future date, currencies of different countries at a specific rate. As of December 31, 2016 and 2017, the Company had no outstanding derivative instruments relating to currency exchange contracts.

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

Derivatives not designated as hedging instruments

		Asset Derivatives Fair Values		Liability Derivatives Fair Values
Type of Contract	Balance sheet location	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017
Interest Rate	Derivative assets / Current assets	$—	$62	$—	$—
Interest Rate	Derivative assets / Non-current assets	88	—	—	—
Interest Rate	Derivative liabilities / Current liabilities	—	—	17	2
Interest Rate	Derivative liabilities / Non-current liabilities	—	—	157	—
	Total Derivatives	$88	$62	$174	$2

	Amount of (Loss)/Gain Recognized on Derivatives Year ended December 31,
	2016	2017
Interest Rate Contracts	$(620)	$72
Net (Loss)/Gain Recognized	$(620)	$72

The gain or loss is recognized in the consolidated statement of operations and is presented in Other (Expense)/Income – (Loss)/gain on derivatives.

The Company’s interest rate derivative instruments are pay-fixed, receive-variable interest rate swaps based on the USD LIBOR swap rate. The fair value of the interest rate swaps is determined using a discounted cash flow approach based on market-based LIBOR swap yield curves and take into account the credit risk of the financial institutions that are counterparties in the interest rate swaps. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy. The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2016 and 2017.

	Significant Other Observable Inputs (Level 2)
	December 31,
	2016	2017
Derivative instruments – asset position	$88	$62
Derivative instruments – liability position	174	2

As of December 31, 2016 and 2017, no fair value measurements for assets or liabilities under Level 3 were recognized in the Company’s consolidated balance sheet.

Interest Rate Derivatives

Details of interest rate swap transactions entered into with certain banks in respect of certain loans and credit facilities as of December 31, 2016 and 2017 are presented in the table below:

				Notional amount
Loan or Credit Facility (1)	Inception	Expiry	Fixed Rate	December 31, 2016	December 31, 2017
Marinouki	March 5, 2013	September 5, 2017	1.4800%	19,035	—
Maxdekatria	September 28, 2012	September 28, 2017	0.9000%	16,800	—
Marindou	January 14, 2013	January 16, 2018	1.6000%	21,215	18,109
Petra	January 18, 2013	January 18, 2018	0.9800%	14,000	14,000
Pemer	June 7, 2013	March 7, 2018	0.9475%	14,000	14,000
Avstes	July 18, 2013	April 18, 2018	1.3500%	14,000	14,000
Shikoku	August 28, 2013	August 28, 2018	1.2500%	13,067	11,200
Total				$112,117	$71,309
F-24

(1)	Under the above swap transactions, the relevant bank effects quarterly floating-rate payments to the Company for the relevant amount based on the three-month USD LIBOR, and the Company effects quarterly payments to the bank on the relevant amount at the respective fixed rates.

The notional amounts of the above transactions may be reduced during the term of the swap transactions based on the expected principal outstanding under the respective facility.

Asset Measured at Fair Value on a Non-Recurring Basis

The following tables summarize the valuation of assets measured at fair value on a non-recurring basis as of the valuation date.

	Significant Other Observable Inputs (Level 2)	Loss
	December 31, 2017	December 31, 2017
M/V Panayiota K	$21,600	$29,892
M/V Efrossini	21,375	12,959
M/V Venus History	23,750	19,705
M/V Andreas K	20,450	28,737
Total	$87,175	$91,293

As a result of the impairment analysis performed for the year ended December 31, 2017, four of the Company’s vessels with a carrying amount of $178,468 were written down to their estimated fair value as of December 31, 2017 as determined by the Company based on vessel valuations for the vessels, obtained from independent third party shipbrokers, resulting in an impairment charge of $91,293. This impairment charge is presented in the accompanying consolidated statement of operations under the caption “Impairment loss” for the year ended December 31, 2017.

13. Accrued Liabilities

Accrued liabilities are comprised of the following:

	December 31,
	2016	2017
Interest on long-term debt	$2,193	$2,361
Vessels’ operating and voyage expenses	1,568	1,009
Commissions	139	143
Interest on derivatives and other finance expenses	162	65
General and administrative expenses	91	88
Total	$4,153	$3,666

14. Future Minimum Time Charter Revenue

The future minimum time charter revenue, net of commissions, based on vessels committed to non-cancelable time charter contracts (including fixture recaps) as of December 31, 2017, is as follows:

December 31,
2018	$77,862
2019	40,423
2020	31,225
2021	30,842
2022	19,179
Thereafter	85,650
Total	$285,181

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

15. General and Administrative Expenses

General and administrative expenses include management fees payable to our Managers and costs in relation to the administration of our company. General and administrative expenses for the years ended December 31, 2015, 2016 and 2017 were as follows:

	December 31,
	2015	2016	2017
Management fees – related party	$10,764	$11,611	$13,511
Professional fees (legal and accounting)	906	528	687
Compensation for Directors and Officers	1,712	1,907	468
Listing fees and expenses	90	107	96
Miscellaneous	1,145	1,228	1,356
Total	$14,617	$15,381	$16,118

16. Unearned Revenue /Accrued Revenue

Unearned Revenue represents cash received in advance of it being earned, whereas Accrued Revenue represents revenue earned prior to cash being received. Revenue is recognized as earned on a straight-line basis at their average rates when charter agreements provide for varying annual charter rates over their term. Total Unearned Revenue/Accrued Revenue during the periods presented is as follows:

	December 31,
	2016	2017
Unearned Revenue
Cash received in advance of service provided – Current liability	$2,029	$3,540
Deferred revenue resulting from varying charter rates – Current liability	11	—
Total Unearned Revenue	$2,040	$3,540

Accrued Revenue
Resulting from revenue earned prior to cash being received – Current asset	$166	$2,029
Resulting from varying charter rates – Non-Current asset	929	831
Total Accrued Revenue	$1,095	$2,860

17. Loss on Sale of Assets

During March 2016, the Company concluded the sale of the vessels Stalo and Kypros Unity to companies controlled by Polys Hajioannou for an aggregate gross consideration of $29,000 in cash, realizing a net loss of $2,750. During January 2017, the Company concluded the sale of the Hull No. 1551 to a company controlled by Polys Hajioannou for an aggregate gross consideration of $20,510 in cash, realizing a net loss of $120.

There was no loss on sale of assets for the period ended December 31, 2015.

18. Dividends

During 2016, the Company declared no dividend on its common stock.

During 2017, the Company declared and paid four quarterly consecutive dividends of $0.50 per share for each of Series B Preferred Shares, totaling $1,316, of Series C Preferred Shares, totaling $4,600, and of Series D Preferred Shares, totaling $6,400.

19. Loss Per Share

Diluted loss per share is the same as basic loss per share. There are no other potentially dilutive shares. The computation of basic loss per share is presented as follows:

	December 31,
	2015	2016	2017
Net loss	(47,944)	(55,966)	(84,679)
Less preferred dividend	14,200	14,025	12,316
Less preferred deemed dividend	—	—	2,146
Net loss available to common shareholders	(62,144)	(69,991)	(99,141)

Weighted average number of shares, basic and diluted	83,479,636	84,526,411	100,932,876

Loss per share in U.S. Dollars, basic and diluted	(0.74)	(0.83)	(0.98)

20. Subsequent Events

(a) Dividend declaration: On January 12, 2018, the Board of Directors declared a dividend of $0.50 per all classes of preferred shares, totaling $2,940, payable to all shareholders of record as of January 23, 2018, which was paid on January 30, 2018.

(b) Redemption of preferred shares: On February 20, 2018, the Company redeemed all 379,514 issued and outstanding Series B Preferred Shares. Total cash paid amounted to $9,532, comprising $9,488 of redemption price at $25.00 per share plus $44 in accrued dividends from January 30, 2018 to February 19, 2018.

