Form 20-F
period 2018-12-31
SAFE BULKERS, INC.
filed 2019-03-20
CIK 1434754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2018, there were 103,005,748 shares of the registrant’s common stock, 2,300,000 shares of 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value per share, liquidation preference $25.00 per share, and 3,200,000 shares of 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value per share, liquidation preference $25.00 per share, outstanding.

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

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Emerging growth company ☐

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

FORWARD-LOOKING STATEMENTS

All statements in this annual report that are not statements of historical fact are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The disclosure and analysis set forth in this annual report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as forward-looking statements. In some cases, predictive, future-tense or forward-looking words such as “believe,” “intend,” “anticipate,” “hope,” “estimate,” “project,” “forecast,” “plan,” “target,” “seek,” “potential,” “may,” “will,” “likely to,” “would,” “could,” “should” and “expect” and other similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the Securities and Exchange Commission (“SEC”), other information sent to our security holders, and other written materials.

Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results and future revenues and expenses;

•	future, pending or recent acquisitions, business strategy and other plans and objectives for growth and future operations, areas of possible expansion and expected capital spending or operating expenses;

•	availability of key employees, crew, length and number of off-hire days, drydocking requirements and fuel and insurance costs;

•	general market conditions and shipping industry trends, including charter rates, vessel values and factors affecting supply and demand;

•	competition within our industry;

•	reputational risks;

•	our financial condition and liquidity, including our ability to make required payments under our credit facilities, comply with our loan covenants and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities and to comply with the restrictive and other covenants in our financing arrangements;

•	the strength of world economies and currencies;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents or political events;

•	the overall health and condition of the U.S. and global financial markets, including the value of the U.S. dollar relative to other currencies;
1

•	our expectations about availability of vessels to purchase, the time that it may take to construct and deliver new vessels or the useful lives of our vessels;

•	our continued ability to enter into period time charters with our customers and secure profitable employment for our vessels in the spot market;

•	vessel breakdowns and instances of off-hire;

•	our future capital expenditures (including our ability to successfully install ballast water treatment systems in all of our vessels and sulfur oxide exhaust gas cleaning systems in about half of our fleet) and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime, delays, cost overruns and lost revenue);

•	our ability to realize the expected benefits from sulfur oxide exhaust gas cleaning systems;

•	availability of financing and refinancing, our level of indebtedness and our need for cash to meet our debt service obligations;

•	our expectations relating to dividend payments and ability to make such payments;

•	our ability to leverage our Managers’ relationships and reputation within the drybulk shipping industry to our advantage;

•	our anticipated general and administrative expenses;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	risks inherent in vessel operation, including terrorism (including cyber-terrorism), piracy, corruption, militant activities, political instability, terrorism and ethnic unrest in locations where we may operate and discharge of pollutants;

•	potential liability from pending or future litigation; and

•	other factors discussed in “Item 3. Key Information—iv. Risk Factors” of this annual report.

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

(i) Selected Financial Data

The following table presents selected consolidated financial and other data of Safe Bulkers, Inc. for each of the five years in the five year period ended December 31, 2018. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data of Safe Bulkers, Inc. is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with United States (the “U.S.”) generally accepted accounting principles (“U.S. GAAP”).

Our audited consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2016, 2017 and 2018 and the consolidated balance sheets at December 31, 2017 and 2018, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year Ended December
	2014	2015	2016	2017	2018
	(in thousands of U.S. dollars except share data)

STATEMENT OF OPERATIONS
Revenues	$159,900	$132,375	$113,959	$154,040	$201,548
Commissions	(5,806)	(5,058)	(4,187)	(6,008)	(8,357)
Net revenues	154,094	127,317	109,772	148,032	193,191
Voyage expenses	(19,429)	(17,856)	(7,679)	(3,932)	(6,378)
Vessel operating expenses	(50,634)	(55,469)	(49,519)	(52,794)	(63,512)
Depreciation	(43,084)	(47,133)	(49,485)	(51,424)	(48,067)
General and administrative expenses
Management fee to related parties	(8,962)	(10,764)	(11,611)	(13,511)	(16,536)
Company administration expenses	(4,369)	(3,853)	(3,770)	(2,607)	(2,706)
Early redelivery cost, net	(532)	—	—	(1,263)	(105)
Loss on inventory valuation	(4,001)	(1,432)	—	—	—
Other operating income/(cost)	—	—	794	(390)	—
Gain on asset purchase cancellation	3,633	—	—	—	—
Loss on sale of assets	—	—	(2,750)	(120)	—
Impairment loss	—	(22,826)	(17,163)	(91,293)	—
Operating income/(loss)	26,716	(32,016)	(31,411)	(69,302)	55,887
Interest expense	(8,335)	(11,650)	(19,576)	(23,224)	(25,713)
Other finance (costs)/income	(1,132)	(242)	(1,735)	7,651	(973)
Interest income	821	86	515	799	929
(Loss)/gain on derivatives	(1,977)	(1,676)	(620)	72	18
Foreign currency gain/(loss)	13	347	(76)	1,782	(670)
Amortization and write-off of deferred finance charges	(1,472)	(2,793)	(3,063)	(2,457)	(1,794)
Net income/(loss)	$14,634	$(47,944)	$(55,966)	$(84,679)	$27,684
Earnings/(loss) per share of Common Stock, basic and diluted	$0.06	$(0.74)	$(0.83)	$(0.98)	$0.16
Cash dividends declared per share of Common Stock	$0.22	$0.04	—	—	—
Cash dividends declared per share of Preferred B Shares	$2.00	$2.00	$2.00	$2.00	$0.62
Cash dividends declared per share of Preferred C Shares	$0.96667	$2.00	$2.00	$2.00	$2.00
Cash dividends declared per share of Preferred D Shares	$0.66667	$2.00	$2.00	$2.00	$2.00
3

	Year Ended December
	2014	2015	2016	2017	2018
	(in thousands of U.S. dollars except share data)

STATEMENT OF OPERATIONS
Weighted average number of shares of Common Stock outstanding, basic and diluted	83,446,970	83,479,636	84,526,411	100,932,876	101,604,339

	Year Ended December
	2014	2015	2016	2017	2018
	(in thousands of U.S. dollars)

OTHER FINANCIAL DATA
Net cash provided by operating activities	$43,732	$25,523	$13,478	$50,101	$85,449
Net cash used in investing activities(1)	(59,980)	(125,041)	(39,873)	(39,590)	(63,670)
Net cash provided by/(used in) financing activities	65,917	180,090	(83,875)	(47,060)	(15,580)
Net increase/(decrease) in cash and cash equivalents and restricted cash(1)	49,669	80,572	(110,270)	(36,549)	6,199

(1)	Effective December 31, 2017, the Company adopted the new standard Accounting Standards Update ASU 2016-18 – Restricted Cash. The implementation of this update affected the presentation in the statement of cash flows relating to changes in restricted cash which are presented as part of Cash whereas the Company previously presented these within investing activities. This standard was retrospectively applied to all periods presented.

	Year Ended December
	2014	2015	2016	2017	2018
	(in thousands of U.S. dollars)

BALANCE SHEET DATA
Total current assets	135,892	243,162	111,008	79,086	101,262
Total fixed assets	1,034,666	1,056,517	1,051,726	946,529	963,887
Other non-current assets(1)	5,871	9,952	11,019	9,482	11,050
Total assets(1)	1,176,429	1,309,631	1,173,753	1,035,097	1,076,199
Total current liabilities	27,329	105,726	23,779	36,933	54,606
Long-term debt, net of current portion and of deferred finance charges(1)	447,936	569,399	569,781	541,816	538,508
Total liabilities	476,330	675,485	595,217	578,749	593,367
Mezzanine equity	—	—	—	—	16,998
Common stock, $0.001 par value	83	83	99	102	103
Total shareholders’ equity	700,099	634,146	578,536	456,348	465,834
Total liabilities and shareholders’ equity(1)	1,176,429	1,309,631	1,173,753	1,035,097	1,076,199

(1) We adopted the Accounting Standards Update (“ASU”) 2015-03, Interest-Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs, retrospectively during the fourth quarter of 2015. The guidance simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding liability, consistent with debt discounts, instead of presenting debt issuance costs as long-term assets on the consolidated balance sheets. The recognition and measurement guidance for debt issuance costs is not affected. Therefore, these costs will continue to be amortized as interest expense using the effective interest method. This standard was retrospectively applied to all periods presented.

(ii) Capitalization and Indebtedness

Not applicable.

(iii) Reasons for the Offer and Use of Proceeds

Not applicable.

(iv) Risk Factors

SOME OF THE FOLLOWING RISKS RELATE PRINCIPALLY TO THE INDUSTRY IN WHICH WE OPERATE AND OUR BUSINESS IN GENERAL. OTHER RISKS RELATE PRINCIPALLY TO THE SECURITIES MARKET AND OWNERSHIP OF OUR COMMON STOCK, $0.001 PAR VALUE PER SHARE (“COMMON STOCK”), SERIES C CUMULATIVE REDEEMABLE PERPETUAL PREFERRED SHARES, PAR VALUE $0.01 PER SHARE, LIQUIDATION PREFERENCE $25.00 PER SHARE (“SERIES C PREFERRED SHARES”) AND SERIES D CUMULATIVE REDEEMABLE PERPETUAL PREFERRED SHARES, PAR VALUE $0.01 PER SHARE, LIQUIDATION PREFERENCE $25.00 PER SHARE (“SERIES D PREFERRED SHARES,” AND TOGETHER WITH THE SERIES C PREFERRED SHARES, THE “PREFERRED SHARES”), INCLUDING THE TAX CONSEQUENCES OF OWNERSHIP OF OUR COMMON STOCK AND PREFERRED SHARES. THE OCCURRENCE OF ANY OF THE RISKS OR EVENTS DESCRIBED IN THIS SECTION COULD SIGNIFICANTLY AND NEGATIVELY AFFECT OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS OR THE TRADING PRICE OF OUR COMMON STOCK OR PREFERRED SHARES.

Risks Inherent in Our Industry and Our Business

The international drybulk shipping industry is cyclical and volatile, having reached historical highs in 2008 and historical lows in 2016. Charter rates have improved in 2018, but have been volatile in the start of 2019. Cyclicality and volatility may lead to reductions in our charter rates, vessel values and results of operations.

The drybulk shipping industry is cyclical with attendant volatility in charter rates, vessel values and profitability. In 2008, the Baltic Dry Index (the “BDI”), had reached an all-time high of 11,793, while in 2016, BDI had reached an all-time low of 290. During 2018, the BDI remained volatile, reaching an annual low of 948 on April 6, 2018 and an annual high of 1,774 on July 24, 2018.

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

As of March 8, 2019, 16 of our 41 drybulk vessels were deployed or scheduled to be deployed on period time charters of more than three months remaining term. In addition, we have contracted to acquire one resale newbuild vessel scheduled to be delivered in 2020, which does not currently have any contracted charter. As more vessels become available for employment, we may have difficulty entering into multi-year, fixed-rate time charters for our vessels, and as a result, our cash flows may be subject to instability in the long-term. We may be required to enter into variable rate charters or charters linked to the Baltic Panamax Index, as opposed to contracts based on fixed rates, which could result in a decrease in our cash flows and net income in periods when the market for drybulk shipping is depressed. If low charter rates in the drybulk market prevail during periods when we must replace our existing charters, it will have an adverse effect on our revenues, profitability, cash flows and our ability to comply with the financial covenants in our loan and credit facilities.

The factors affecting the supply and demand for drybulk vessels are outside of our control and are difficult to predict with confidence. As a result, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

•	demand for and production of drybulk products;
5

•	global and regional economic and political conditions, including armed conflicts, terrorist activities and strikes;

•	environmental and other regulatory developments;

•	the distance drybulk cargoes are to be moved by sea;

•	changes in seaborne and other transportation patterns, including shifts in transportation demand for dry bulk transportation services;

•	weather and natural disasters;

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars; and

•	tariffs on imports and exports that could affect the international trade.

Factors that influence the supply of vessel capacity include:

•	the size of the newbuilding orderbook;

•	the number of newbuild deliveries, which, among other factors, relates to the ability of shipyards to deliver newbuilds by contracted delivery dates and the ability of purchasers to finance such newbuilds;

•	the scrapping rate of older vessels, depending, amongst other things, on scrapping rates and international scrapping regulations;

•	port and canal congestion;

•	the number of vessels that are in or out of service, including due to vessel casualties; and

•	changes in environmental and other regulations that may limit the useful lives of vessels.

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

The market supply of drybulk vessels has been increasing in terms of deadweight tons (“dwt”), and the number of drybulk vessels on order as of December 31, 2018 was approximately 11.8% for Panamax to Post-Panamax class vessels (65,000 dwt to 100,000 dwt) and 12.2% for Capesize class vessels (over 100,000 dwt), as compared to the then-existing global drybulk fleet in terms of dwt, with the majority of new deliveries expected during 2019 and 2020. As a result, the drybulk fleet continues to grow. In addition, during periods when there are high expectations for charter market recovery, a large number of orders may be placed in shipyards, resulting in a further increase of newbuild orders and accordingly in the size of the global drybulk fleet. An oversupply of drybulk vessel capacity will likely result in a reduction of charter hire rates. We will be exposed to changes in charter rates with respect to our existing fleet and our remaining newbuild, depending on the ultimate growth of the global drybulk fleet. If we cannot enter into period time charters on acceptable terms, we may have to secure charters in the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. In our current fleet, as of March 8, 2019, 29 vessels will be available for employment in the first half of 2019. A material increase in the net supply of drybulk vessel capacity without corresponding growth in drybulk vessel demand could have a material adverse effect on our fleet utilization and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition and results of operations.

The market value of drybulk vessels is highly volatile, being related to charter market conditions, aging and environmental regulations. The market values of our vessels may significantly decrease which could cause us to breach covenants in our credit and loan facilities, and could have a material adverse effect on our business, financial condition and results of operations.

Our credit and loan facilities, which are secured by mortgages on our vessels, require us to comply with collateral coverage ratios and satisfy certain financial and other covenants, including those that are affected by the market value of our vessels. The market values of drybulk vessels have generally experienced significant volatility within a short period of time. The market prices for secondhand and newbuild drybulk vessels have experienced a small increase in 2018 following a significant increase in 2017, compared to the very low levels experienced in 2016 when vessel values were reduced in a short period of time due to depressed market conditions. The market value of our vessels fluctuates depending on a number of factors, including:

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

We were in compliance with our covenants in our credit and loan facilities in effect as of December 31, 2017 and December 31, 2018. If the market value of our vessels, or our newbuild upon its delivery to us, declines, we may breach some of the covenants contained in our credit and loan facilities. If we do breach such covenants and we are unable to remedy or our lenders refuse to waive the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing those loan and credit facilities. As a result of cross-default provisions contained in our loan and credit facility agreements, this could in turn lead to additional defaults under our loan agreements and the consequent acceleration of the indebtedness under those agreements and the commencement of similar foreclosure proceedings by other lenders. If our indebtedness were accelerated in full or in part, it would be difficult for us to refinance our debt or obtain additional financing on favorable terms or at all and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to continue our business.

A significant decrease of the market values of our vessels could cause us to incur an impairment loss and could have a material adverse effect on our business, financial condition and results of operations.

We review for impairment our vessels held and used whenever events or changes in circumstances indicate that the carrying amount of the vessels may not be recoverable. Such indicators include declines in the fair market value of vessels, decreases in market charter rates, vessel sale and purchase considerations, fleet utilization, environmental and other regulatory changes in the drybulk shipping industry or changes in business plans or overall market conditions that may adversely affect cash flows. We may be required to record an impairment charge with respect to our vessels and any such impairment charge resulting from a decline in the market value of our vessels or a decrease in charter rates may have a material adverse effect on our business, financial condition and results of operations.

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

Changes in labor laws and regulations, collective bargaining negotiations and labor disputes could increase our crew costs and have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Crew costs are a significant expense for us under our charters. There is a limited supply of well-qualified crew. We bear crewing costs under our charters. Increases in crew costs may adversely affect our results of operations. In addition, labor disputes or unrest, including work stoppages, strikes and/or work disruptions or increases imposed by collective bargaining agreements covering the majority of our officers on board our vessels could result in higher personnel costs and significantly affect our financial performance.

We are subject to regulations and liability under environmental laws that require significant expenditures, including ballast water treatment systems (“BWTS”) and sulfur oxide exhaust gas cleaning systems (“Scrubbers”), which can affect our results of operations and financial condition.

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

For example, various jurisdictions have regulated management of ballast waters to prevent the introduction of non-indigenous species that are considered invasive. Such regulations require us to make changes to the ballast water management plans we currently have in place and to install new equipment on board our vessels. In response to such regulations, we entered into an agreement to install BWTS in all of our vessels. The installation on all our vessels and related capital expenditure is expected to expand to 2022. Investments in the installation of BWTS are both time consuming and costly. If we fail to install or timely operate the BWTS in our vessels, then we may be unable to operate those vessels, which could have a material adverse effect on our results of operations, cash flows and financial position.

Various jurisdictions have also regulated or are considering the further regulation of greenhouse gases from vessels and emissions of sulfur and nitrogen oxides. Greenhouse gas regulations presently require the monitoring of greenhouse gas emissions. Nitrogen oxides emission regulations require the installation of advanced Tier III engines in newbuilds and modifications are not expected to be required in existing vessels. Regulation for sulfur oxides emissions may involve retrofitting of Scrubbers.

More specifically, regulation of sulfur oxides emissions provide for 0.5% (lowered from 3.5%) sulfur cap on marine fuel consumed by a vessel by January 1, 2020, unless the vessel is equipped with a Scrubber. The most commonly used marine fuel with lower than 0.5% sulfur content is marine gas oil (“MGO”), which presently is substantially more expensive compared to the currently widely used 3.5% sulfur content heavy fuel oil (“HFO”). During 2019, additional marine fuels which will comply with the 0.5% sulfur cap are expected to be developed; however, their cost, worldwide availability, compatibility with the existing fuels on board when a vessel is refueled, stability over a long period of time suitable for storage in the vessel’s fuel tanks and other technical considerations are not yet known. The excessive demand for MGO or other compliant marine fuels after January 1, 2020, may lead to a wide price differential between such compliant fuels and HFO, shortages in worldwide availability, problems with compatibility, fuel stability and other technical considerations which may affect the operations of vessels using such compliant fuels and their competitiveness compared to vessels that will continue to use HFO following the installation of Scrubbers. On the other hand, vessels that will be equipped with Scrubbers may also face shortage of HFO worldwide and price distortions, as only a small percentage of the global fleet is expected to be equipped with Scrubbers by 2020 and the trading of HFO may not be economical to fuel suppliers. In addition, restrictions of effluents from Scrubbers may be imposed in various jurisdictions, affecting the viability of investments required to equip vessels with Scrubbers. In response to sulfur oxides emissions regulations, we entered into an agreement to install Scrubbers in about half of our vessels.

The installation of Scrubbers in about half of our vessels and related capital expenditure is expected to expand over 2019 and 2020. The installation of Scrubbers is expected to be both time consuming and costly. If we fail to timely install the Scrubbers in the vessels that we have scheduled to, and/or if the price differential between compliant fuels and HFO is narrower than expected, then we may not realize any return, or we may realize a reduced return on our investment in Scrubbers than that which we expected, which could have a material adverse effect on our results of operations, cash flows and financial position. Conversely, if the price differential between compliant fuels and HFO is wider than expected, about half of our vessels that will not be equipped with Scrubbers may face difficulties to compete with vessels equipped with Scrubbers which could have a material adverse effect on our results of operations, cash flows and financial position.

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

The operation of drybulk vessels has certain unique operational and technical risks which include mechanical failure, collision, property loss, cargo loss or damage as well as personal injury, illness and loss of life and could lead to an environmental disaster; failure to adequately maintain our vessels or address such risks could have a material adverse effect on our business, financial condition and results of operations.

The operation of a drybulk vessel has certain unique operational and technical risks which include mechanical failure, collision, property loss, cargo loss or damage as well as personal injury, illness and loss of life and could lead to an environmental disaster. Drybulk vessels may develop unexpected mechanical and operational problems due to several reasons including improper maintenance and weather conditions. The compliant fuels with 0.5% sulfur content, some of which are currently under development, have not yet been adequately tested on board our vessels and under certain conditions may cause loss of the vessel’s main engine power with severe results that can lead to collision and loss of a vessel.

With a drybulk vessel, the cargo itself and its interaction with the vessel may create operational risks. By their nature, drybulk cargoes are often heavy, dense and easily shifted, and they may react badly to water exposure. In addition, drybulk vessels are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures or with steel plate diminution may be more susceptible to breach while at sea. Breaches of a drybulk vessel’s hull may lead to the flooding of the vessel’s holds. If a drybulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we do not adequately maintain our vessels or address such operational and technical risks, we may be unable to prevent these events. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

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

We rely on information technology networks and systems to process, transmit and store electronic and financial information; to capture knowledge of our business; to coordinate our business across our operation bases; and to communicate internally with our vessels, customers, suppliers, partners and other third-parties. In addition, our vessels use electronically transmitted maps and navigational systems. These information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns, hardware or software failures, power outages, computer viruses, cyber-attacks, telecommunication failures, user errors or catastrophic events. Our information technology systems are becoming increasingly integrated, so damage, disruption or shutdown to the system could result in a more widespread impact. If our information technology systems suffer severe damage, disruption or shutdown, and our business continuity plans do not effectively resolve the issues in a timely manner, our operations could be disrupted and our business could be negatively affected. In addition, cyber-attacks could lead to potential unauthorized access and disclosure of confidential information, personal data and data loss and corruption. Cyber-attacks on our vessels may also lead to potential unauthorized access to the navigational systems of our vessels, which could result in hazardous accidents. There is no assurance that we will not experience these service interruptions or cyber-attacks in the future. Furthermore, as of May 25, 2018, data breaches on personal data, as defined in the European General Data Protection Regulation, could lead to administrative fines up to €20 million or up to 4% of the total worldwide annual turnover of the company, whichever is higher. Further, as the methods of cyber-attacks continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures, or to investigate and remediate any vulnerabilities to cyber-attacks. Moreover, we do not carry cyber-attack insurance to cover the aforementioned risks to our information technology.

The vote by the United Kingdom to leave the European Union could adversely affect us.

The United Kingdom (the “U.K.”) referendum on June 23, 2016 on its membership in the E.U. resulted in a majority of U.K. voters voting to exit the E.U. (“Brexit”). On February 1, 2017, the U.K. Parliament voted in favor of allowing the U.K. government to begin the formal process of Brexit. The U.K. is currently in negotiations to determine the terms of Brexit and of the U.K.’s relationship with the E.U. going forward, with the U.K. due to exit the E.U. on March 29, 2019. In November 2018, the U.K. and the E.U. agreed upon a draft Withdrawal Agreement setting out the terms of Brexit. However, on January 15, 2019, the draft Withdrawal Agreement was rejected by the U.K. Parliament, creating significant uncertainty about the terms and timing of Brexit. We have operations in the E.U., and as a result, we face risks associated with the potential uncertainty and disruptions that may follow Brexit, including volatility in exchange rates and interest rates and potential material changes to the regulatory regime applicable to our business or global trading parties. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets as the U.K. determines which E.U. treaties, laws and regulations to replace or replicate, including those governing maritime, labor, environmental, competition, international trade and other matters applicable to our business. Any of these effects of Brexit, and others we cannot anticipate or that may evolve over time, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

An increase in trade protectionism could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism from China, other countries in the Asian region, the United States or other nations will adversely affect our business. If the global recovery is undermined by downside risks and the economic downturn returns, or if the regulatory environment otherwise dictates, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism affecting the markets that our charterers serve may cause (i) a decrease in cargoes available to our charterers in favor of domestic charterers and domestically owned ships and (ii) an increase in the risks associated with importing goods to such markets. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and restricting currency exchanges within China. Further, on January 23, 2017, President Trump signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. President Trump has also called for substantial changes to foreign trade policy with China and has recently raised, and has proposed to further raise in the future, tariffs on several Chinese goods in order to reverse what he perceives as unfair trade practices that have negatively impacted U.S. businesses. The announcement of such tariffs has triggered retaliatory actions from foreign governments, including China, and may trigger retaliatory actions by other foreign governments, potentially resulting in a “trade war.” This may have the effect of reducing the supply of goods available for import or export and may, in turn, result in a decrease of demand for shipping. Any increased trade barriers or restrictions on trade, or the perception that they may occur, may have an adverse effect on global market conditions, may have an adverse impact on global trade and our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Changes in fuel prices may adversely affect our profits.

Changes in fuel prices may adversely affect our profits under certain circumstances. If the price differential between 0.5% sulfur content compliant fuels and HFO is narrow, then we may not realize any return, or we may realize a reduced return on our investment in Scrubbers than that which we expected, which could have a material adverse effect on our results of operations, cash flows and financial position. Conversely, if the price differential between 0.5% sulfur content compliant fuels and HFO is wide, the other half of our fleet that will not be equipped with Scrubbers may face difficulties to compete with vessels equipped with Scrubbers which could have a material adverse effect on our results of operations, cash flows and financial position.

Seasonal fluctuations in industry demand could have a material adverse effect on our business, financial condition and results of operations and the amount of available cash with which we can pay dividends.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. Seasonality is related to several factors and may result in quarter-to-quarter volatility in our results of operations, which could affect the amount of dividends, if any, that we may pay to our stockholders. For example, the market for marine drybulk transportation services is typically stronger in the fall months in anticipation of increased consumption of coal in the northern hemisphere during the winter months and the grain export season from North America. Similarly, the market for marine drybulk transportation services is typically stronger in the spring months in anticipation of the South American grain export season due to increased distance traveled by vessels to their end destination known as ton mile effect, as well as increased coal imports in parts of Asia due to additional electricity demand for cooling during the summer months. Demand for marine drybulk transportation services is typically weaker at the beginning of the calendar year and during the summer months. In addition, unpredictable weather patterns during these periods tend to disrupt vessel scheduling and supplies of certain commodities. This seasonality could have a material adverse effect on our business, financial condition and results of operations.

Charterers may renegotiate or default on period time charters, which could reduce our revenues and have a material adverse effect on our business, financial condition and results of operations.

The ability and willingness of each of our counterparties to perform its obligations under a period time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. If we enter into period time charters with charterers when charter rates are high and charter rates subsequently fall significantly, charterers may seek to renegotiate financial terms or may default on their obligations. Additionally, charterers may attempt to bring claims against us based on vessel performance or cargo loading or unloading operations, seeking to renegotiate financial terms or avoid payments. Also, our charterers may experience financial difficulties due to prevailing economic conditions or for other reasons, and as a result may default on their obligations. In past years, the industry experienced numerous incidents of charterers renegotiating their charters or defaulting on their obligations thereunder. If a charterer defaults on a charter, we will, to the extent commercially reasonable, seek the remedies available to us, which may include arbitration or litigation to enforce the contract, although such efforts may not be successful. Should a charterer default on a period time charter, we may have to enter into a charter at a lower charter rate, which would reduce our revenues. If we cannot enter into a new period time charter, we may have to secure a charter in the spot market, where charter rates are volatile and revenues are less predictable. It is also possible that we would be unable to secure a charter at all, which would also reduce our revenues, and could have a material adverse effect on our business, financial condition, results of operations, loan and credit facility covenants and cash flows.

We depend on a limited number of customers for a large part of our revenues and the loss of one or more of these customers could have a material adverse effect on our business, financial condition and results of operations.

We expect to derive a significant part of our revenues from a limited number of customers. During the year ended December 31, 2018, two of our charterers accounted for more than 10.0% of our revenues and in previous periods some of our charterers each accounted for more than 10.0% of our revenues. We could lose a customer for many different reasons, including:

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

As of March 8, 2019, we intend to grow our business through the acquisition of one contracted newbuild vessel, which is scheduled to be delivered in 2020. We may contract additional newbuild vessels or make selective acquisitions of additional secondhand vessels. Our future growth will primarily depend on our ability to locate and acquire suitable vessels, enlarge our customer base, operate and supervise any newbuilds we may order and obtain required debt or equity financing on acceptable terms.

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

We may have difficulty properly managing our planned environmental investments, including Scrubbers and BWTS.

Environmental investments in Scrubbers and BWTS currently represent the largest investment of the Company. The retrofit of Scrubbers and BWTS is a demanding job, involving the selection of equipment, detailed engineering studies and high quality of installation. During 2019, we expect to install BWTS in 12 vessels and Scrubbers in 19 vessels, in most cases concurrently with their drydocking. A delay in the delivery to us of BWTS or Scrubber equipment, or a delay in the installation of such equipment on board each vessel could increase the down time of the relevant vessel. In addition, if the installation of Scrubbers on the vessels is delayed, then we may realize reduced returns on the relevant investments. Furthermore, if we fail to successfully install, commission and operate a Scrubber, we may not realize any return on such investment. All such difficulties could have material adverse effect on our results of operations, cash flows and financial position.

As we expand our business, we will need to improve or expand our operations and financial systems, staff and crew; if we cannot improve these systems or recruit suitable employees, our performance may be adversely affected.

Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and our Managers’ attempts to improve those systems may be ineffective. In addition, as we expand our fleet, we will have to rely on our Managers to recruit additional seafarers and shoreside administrative and management personnel. Our Managers may not be able to continue to hire suitable employees or a sufficient number of employees as we expand our fleet. If our Managers’ unaffiliated crewing agents encounter business or financial difficulties, we may not be able to adequately staff our vessels. We may also have to increase our customer base to provide continued employment for most of our new vessels. If we are unable to operate our financial systems, our Managers are unable to operate our operations systems effectively or recruit suitable employees in sufficient numbers or we are unable to increase our customer base as we expand our fleet, our performance may be adversely affected.

Unless we set aside reserves for vessel replacement, at the end of a vessel’s useful life, our revenue will decline, which would adversely affect our cash flows and income.

As of March 8, 2019, the vessels in our current fleet had an average age of 8.5 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of they become available for use through their remaining estimated useful life. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations will be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

Our ability to obtain financing on favorable terms and the deterioration of the global banking markets may adversely impact our business. If economic conditions globally continue to be volatile, it could impede our operations.

Although capital markets have improved since 2008, when banks and other financial institutions active in the shipping industry became increasingly unwilling to provide credit, they remain volatile. The shipping industry remains negatively affected by the scarcity of credit and the cost of financing has increased. Financing institutions have increased interest rates or even ceased funding for certain shipping companies. Furthermore, vessels older than 15 years old may not be financed by banks and other financial institutions at all. Any further deterioration of the global banking markets may decrease the availability of financing or refinancing on acceptable terms when needed, and we may be unable to meet our debt obligations as they become due.

The continuing instability and conflicts in Syria, the turmoil in Venezuela and other geographic areas, the stabilization of growth in China and the economic weakness in the E.U. may affect credit markets globally, reduce liquidity, disrupt economic conditions and may have a material adverse effect on our results of operations and financial condition.

If we are unable to obtain additional secured indebtedness, we may be unable to refinance our existing indebtedness and may not be able to finance a fleet replacement and expansion program in the future, any of which would have a material adverse effect on our business, financial condition and results of operations.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of March 8, 2019, the average age of the vessels in our current fleet was 8.5 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Fourteen vessels in our fleet were over ten years old as of December 31, 2018. We may encounter higher operating and maintenance costs due to the age and condition of those vessels. In addition, if in the future we acquire additional secondhand vessels, such vessels may develop unexpected mechanical and operational problems despite adherence to regular survey schedules and proper maintenance. We cannot obtain the same knowledge about the condition of a secondhand vessel compared to a newbuild through the performed inspection prior to the purchase of such secondhand vessel nor about the cost of any required (or anticipated) repairs that we would have had if this vessel had been built for and operated exclusively by us. We will have the benefit of warranties on newly constructed vessels; we may not receive the benefit of warranties on secondhand vessels.

Uncertainty regarding the London Interbank Offered Rate (“LIBOR”) may adversely impact our indebtedness under our credit and loan facilities, which would have a material adverse effect on our business, financial condition and results of operations.

In July 2017, the U.K. Financial Conduct Authority announced that it would phase out LIBOR as a benchmark by the end of 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021. Proposed alternative reference interest rates so far are based on overnight tenors only, while the most frequently used LIBOR rates are for one, three and six month tenors. Most of our credit and loan facilities are linked to LIBOR. When LIBOR ceases to exist, we may need to amend our credit and loan facilities based on a new standard that is established, if any. The basis of calculation of such standard is not yet agreed upon amongst market participants and as a result the cost of our borrowings may increase. In addition, any resulting differences in interest rate standards among our assets and our financing arrangements may result in interest rate mismatches between our assets and the borrowings used to fund such assets. There is no guarantee that a transition from LIBOR to an alternative reference interest rate will not result in financial market disruptions or significant increases in benchmark rates, or borrowing costs to borrowers, any of which could have an adverse effect on our business, financial condition and results of operations.

We are and will be exposed to floating interest rates and may selectively enter into interest rate derivative contracts, which can result in higher than market interest rates and charges against our income.

The loans under our credit facilities are generally advanced at a floating rate based on LIBOR, which was volatile prior to 2008 and can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. Historically, LIBOR has been at relatively low levels, but has increased during recent periods. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

We have in the past selectively entered into derivative contracts to hedge our overall exposure to interest rate risk, and although we currently have no interest rate derivatives, we may enter into derivative contracts in the future. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant losses. The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs.

Because we generate substantially all of our revenues in U.S. dollars but incur a material portion of our expenses in other currencies, including our investments in Scrubbers and BWTS, and may, in the future, also incur a material portion of our indebtedness and our capital expenditure requirements in other currencies, exchange rate fluctuations could have a material adverse effect on our business, financial condition and results of operations.

We generate substantially all of our revenues in U.S. dollars, but in 2018 we incurred approximately 28.0% of our vessel operating expenses in currencies other than the U.S. dollar, of which 58.4% was denominated in Euros. In addition, we incurred approximately 66.0% of our management fees in Euros., and the majority of our management fee expenses in the future will be incurred in Euros. A significant part of our commitments for the acquisition of the Scrubber and BWTS equipment is also denominated in Euros. As of December 31, 2018, all of our indebtedness was denominated in U.S. dollars, as well as the amounts due under the memorandum of agreement for the acquisition of the resale newbuild vessel in our orderbook. We have historically entered into shipbuilding contracts and purchase of vessels whereby part of the contract price was payable in Japanese yen and Singapore dollars. Also, new credit facilities and financing agreements, purchase of vessels or newbuild contracts may be denominated in or permit conversion into currencies other than the U.S. dollar. The use of different currencies could lead to fluctuations in our net income due to changes in the value of the U.S. dollar relative to other currencies, in particular the Euro and the Japanese yen. We have not hedged our currency exposure, and, as a result, our results of operations and financial condition, denominated in U.S. dollars, and our ability to pay dividends, could suffer.

Restrictive covenants in our existing credit facilities and financing agreements impose, and any future credit facilities and financing agreements will impose, financial and other restrictions on us, and any breach of these covenants could result in the acceleration of our indebtedness and foreclosure on our vessels.

We have substantial indebtedness. As of December 31, 2018, we had $579.6 million outstanding under our credit facilities and financing agreements.

Our existing credit facilities and financing agreements impose, and any future credit facility and financing agreement will impose, operating and financial restrictions on us. These restrictions generally limit our ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend;

•	enter into certain long-term charters without the lenders’ consent;

•	incur additional indebtedness, including through the issuance of guarantees;

•	change the flag, class or management of the vessel mortgaged under such facility or terminate or materially amend the management agreement relating to such vessel;

•	create liens on their assets;

•	make loans;

•	make investments;

•	make capital expenditures;

•	undergo a change in ownership or control or permit a change in ownership and control of our Managers;

•	sell the vessel mortgaged under such facility; and
19

•	permit our chief executive officer to change.

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

Certain of our existing credit facilities require our subsidiaries to maintain financial ratios and satisfy financial covenants. Depending on the credit facility, certain of our subsidiaries are subject to financial ratios and covenants requiring that these subsidiaries:

•	ensure that the market value of the vessel mortgaged under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below 120% for credit facilities outstanding both with commercial financing institutions and with governmental owned export credit institutions (the “Minimum Value Covenant”);

•	maintain at all times a minimum cash balance per vessel with the respective lender from $150,000 to $1,000,000 as the case may be; and

•	ensure that we comply with certain financial covenants under the guarantees described below.

In addition, under guarantees we have entered into with respect to certain of our subsidiaries’ existing credit facilities, we are subject to financial covenants. Depending on the guarantee, these financial covenants include the following as of March 8, 2019:

•	our total consolidated liabilities divided by our total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment and the book value of all other assets) must not exceed 85% for credit facilities outstanding with commercial financing institutions and 80% for credit facilities outstanding with government owned export credit institutions (the “Consolidated Leverage Covenant”);

•	our total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment and the book value of all other assets) less our total consolidated liabilities must not be less than $150,000,000, for credit facilities outstanding both with commercial financing institutions and with government owned export credit institutions (the “Net Worth Covenant”);

•	the ratio of our EBITDA over consolidated interest expense must not be less than 2.0:1, on a trailing 12 months’ basis, for credit facilities outstanding with commercial financing institutions (the “EBITDA Covenant”);

•	the ratio of our aggregate debt to EBITDA must not exceed 5.5:1 on a trailing 12 months’ basis, applicable as of June 30, 2020 (our next testing date), onwards for credit facilities outstanding with government owned export credit institutions;

•	our consolidated debt must not exceed $580,000,000 on June 30, 2019 and on December 31, 2019 for credit facilities outstanding with government owned export credit institutions;

•	payment of dividends is subject to no event of default having occurred and continuing and is prohibited if the payment of such dividends would lead to an event of default; and

•	a minimum of 30% or 35%, as the case may be, of our shares shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities and, in the case of one facility, Polys Hajioannou shall beneficially hold a minimum of 20% of the voting and ownership rights.

The Minimum Value Covenant, Consolidated Leverage Covenant, EBITDA Covenant and Net Worth Covenant do not apply to the loan facility with our subsidiary Shikokuepta Shipping Inc., and the Minimum Value Covenant

and EBITDA Covenant do not apply to financing agreements entered into by our subsidiaries Maxeikosiena Shipping Corporation and Youngtwo Shipping Inc.

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

Under the terms of certain of our existing credit facilities, we are not permitted to pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend. We expect that any future credit facilities will also have restrictions on the payment of dividends. In addition, cash dividends on our Common Stock are subject to the priority of dividends on the 2,300,000 shares of Series C Preferred Shares issued May 2014 and 3,200,000 shares of Series D Preferred Shares issued June 2014, in each case outstanding as of December 31, 2018.

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

Pursuant to our management agreement with Safety Management (the “SMO Management Agreement”) and our management agreement with Safe Bulkers Management (the “SBM Management Agreement” and, together with the SMO Management Agreement, the “Management Agreements”), our Managers provide us with technical, administrative and commercial services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance, financial services and office space) and our executive officers. Our operational success depends significantly upon our Managers’ satisfactory performance of these services. Our business would be harmed if our Managers failed to perform these services satisfactorily. In addition, if either of the Management Agreements were to be terminated, expire or if their terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our Management Agreements.

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
22

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

Pursuant to our Management Agreements, we pay our Managers a daily ship management fee of €875 per vessel and Safe Bulkers Management an annual ship management fee of €3 million for providing commercial, technical and administrative services (see the section entitled “Item 5. Operating and Financial Review and Prospects—A. Operating Results—General and Administrative Expenses” for more information). In addition, we pay our Managers certain commissions and fees with respect to vessel purchases, sales and newbuilds. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain company administration expenses such as directors’ and officers’ liability insurance, legal and accounting fees and other similar company administration expenses, which are reimbursed or paid by us. The management fees are payable whether or not our vessels are employed, and regardless of our profitability, and we have no ability to require our Managers to reduce the management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations. The maximum expiration date of the Management Agreements with our Managers is May 2027. We expect to enter into new agreements with the Managers upon their expiration; however, the terms upon which the new management agreements will be entered into are unknown at this time and may be less favorable to the Company than those currently in place.

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

Our chief executive officer, Polys Hajioannou, controls both of our Managers. The Hajioannou family (including Polys Hajioannou), directly and through entities controlled by the Hajioannou family, owns approximately 50.95% of our outstanding Common Stock as of March 8, 2019 (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” for more information). These relationships could create conflicts of interest between us, on the one hand, and our Managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies affiliated with our Managers or our chief executive officer. To the extent we elect not to exercise our right of first refusal with respect to any drybulk vessel that may be acquired by companies affiliated with our chief executive officer, such companies could acquire and operate such drybulk vessels in competition with us. In addition, although under our Management Agreements our Managers will be required to first provide us any chartering opportunities in the drybulk sector, our Managers are not prohibited from giving preferential treatment in other areas of its management to vessels that are beneficially owned by related parties. In addition, under our restrictive covenant arrangements with Mr. Hajioannou and certain entities affiliated with him, he and such entities may own, operate or finance a maximum of eight drybulk vessels on the water at any one time or enter into an unlimited number of contracts with shipyards for newbuild drybulk vessels as part of his estate or family planning. Any such drybulk vessels are not required to be managed by either of our Managers, and Mr. Hajioannou and his related entities are not required to first provide chartering opportunities to us with respect to such vessels. These conflicts of interest may have an adverse effect on our business, financial condition and results of operations.

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

From time to time, vessels in our fleet have called and/or may call on ports located in countries identified by the United States government as state sponsors of terrorism and subject to United States economic sanctions. From January 1, 2005 through December 31, 2011, vessels in our fleet made 20 calls on ports in Iran and three calls on ports in Syria out of a total of 2,327 calls on worldwide ports. From January 1, 2012 through December 31, 2015, vessels in our fleet did not make any calls on ports in Iran or Syria. From January 1, 2016 through December 31, 2016, vessels in our fleet made three calls on ports in Iran and no calls on ports in Syria out of a total of 750 calls on worldwide ports. From January 1, 2017 through December 31, 2017, vessels in our fleet made four calls on ports in Iran and no calls on ports in Syria out of a total of 712 calls on worldwide ports. From January 1, 2018 through December 31, 2018, vessels in our fleet made five calls on ports in Iran and no calls on ports in Syria out of a total of 731 calls on worldwide ports. Iran and Syria are identified by the United States government as state sponsors of terrorism. Although these designations and controls do not prevent our vessels from making calls on ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our Common Stock. Investor perception of the value of our Common Stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Our policy is for our vessels to avoid making calls on ports in Iran and Syria unless, in the case of Iran, the charterer represents to us that the cargo is not in contravention with any E.U., U.S. or United Nation sanctions and the export of such cargo has been authorized by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

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

Regulatory and legal risks as a result of our global operations could have a material adverse effect on our business, results of operations and financial conditions.

Our global operations increase both the number and the level of complexity of U.S. or foreign laws and regulations applicable to us. These laws and regulations include international labor laws; U.S. laws such as the FCPA and other laws and regulations established by the Office of Foreign Assets Control; local laws such as the U.K. Bribery Act 2010; data privacy requirements like the European General Data Protection Regulation, enforceable as of May 25, 2018; and the E.U.-U.S. Privacy Shield Framework, adopted by the European Commission on July 12, 2016. We may inadvertently breach some provisions of those laws and regulations which could result in cease of business activities, criminal sanctions against us, our officers or our employees, fines and materially damage our reputation. In addition such cases of investigating actual or alleged violations may be expensive and time consuming for our senior management.

Our costs of operating as a public company are significant, and our management is required to devote substantial time to complying with public company regulations.

We have significant legal, accounting and compliance expenses in order to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act of 1933, as amended, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002. Compliance with certain corporate governance requirements and financial reporting obligations, such as the systems and processes evaluation and testing of our internal control over financial reporting, which allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley Act of 2002, is time consuming for our management and increases legal and compliance costs.

Risks Relating to Our Common Stock and Preferred Shares

The Hajioannou family controls the outcome of matters on which our stockholders are entitled to vote and its interests may be different from yours.

As of March 8, 2019, the Hajioannou family (including our chief executive officer, Polys Hajioannou) owns approximately 50.95% of our outstanding Common Stock (see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders” for more information). The Hajioannou family is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of the Hajioannou family may be different from yours.

Our status as a foreign private issuer within the rules promulgated under the Exchange Act exempts us from certain requirements of the SEC and New York Stock Exchange (“NYSE”).

We are a “foreign private issuer” within the rules promulgated under the Exchange Act. Under the NYSE listing rules, a foreign private issuer may elect to comply with the practice of its home country and to not comply with certain NYSE corporate governance requirements, including the requirements that (a) a majority of the board of directors consist of independent directors, (b) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (c) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (d) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken and (e) the obligation to obtain shareholder approval in connection with certain issuances of authorized stock or the approval of, and material revisions to, equity compensation plans. Moreover, we are not required to comply with certain requirements of the SEC that domestic issuers are required to comply with, including (a) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K, (b) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (c) the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information and (d) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months). Therefore, you will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements or SEC requirements.

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

In April 2011, we issued and sold 5,000,000 shares of Common Stock in a public offering. The gross proceeds of the April 2011 public offering were approximately $42.0 million. In March 2012, we issued and sold 5,750,000 shares of Common Stock in a public offering. The gross proceeds of the March 2012 public offering were approximately $37.4 million. In November 2013, we issued and sold 5,750,000 shares of Common Stock in a public offering. Concurrently with that public offering, we issued and sold 1,000,000 shares of Common Stock to an entity associated with our chief executive officer, Polys Hajioannou, in a private placement. The gross proceeds of the November 2013 public offering and private placement were approximately $50.2 million. In December 2016, we issued and sold 15,640,000 shares of Common Stock in a public offering, in which an entity associated with Polys Hajioannou purchased 2,727,272 shares of Common Stock. The gross proceeds of the December 2016 public offering were approximately $17.2 million. In April 2017, we completed an exchange offer (the “Exchange Offer”) for our Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (“Series B Preferred Shares”), in which we issued an additional 2,212,508 shares of Common Stock to holders of Series B Preferred Shares who tendered such preferred shares in the Exchange Offer.

In November 2018, one of our subsidiaries entered into a memorandum of agreement with an unaffiliated seller to acquire a Japanese-built, dry-bulk Post-Panamax class resale newbuild vessel, expected to be delivered within the first half of 2020. We have the option to finance up to 50% of the purchase price of the vessel through the periodic issuance of our Common Stock to the seller. In November 2018, we exercised our option and issued 1,441,048 shares of our Common Stock to the seller, to finance the first installment of $3.3 million of the purchase price of the vessel. We have the option to finance up to $13.2 million of the remaining capital expenditure of the vessel through the periodic issuance of our Common Stock to the seller. Any such Common Stock issued by us is subject to a restriction on transfer for a period of six months from the date of such issuance.

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

The Company may, from time to time, repurchase Common Stock or Preferred Shares in the open market, in privately negotiated transactions or otherwise, depending upon several factors, including market and business conditions, the trading price of our Common Stock and other investment opportunities. The repurchase programs may be limited, suspended or discontinued at any time without prior notice. On November 24, 2015, we announced a preferred share repurchase program under which we may, from time to time, purchase Preferred Shares for up to $20.0 million in the aggregate on the open market. On June 22, 2016, we announced a share repurchase program under which we may, from time to time, purchase up to 2,000,000 shares of Common Stock in the aggregate on the open market. On December 19, 2018, we announced a share repurchase program under which we may, from time to time, purchase up to 3,000,000 shares of Common Stock in the aggregate on the open market. Repurchases of our Common Stock pursuant to these or any newly announced repurchase programs could affect our stock price and increase trading volatility.

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

In the future, if our Common Stock falls below the continued listing standard of $1.00 per share again or otherwise fails to satisfy any of the NYSE continued listing requirements, and if we are unable to cure such deficiency during any subsequent cure period, our Common Stock could be delisted from the NYSE. If our Common Stock ultimately were to be delisted for any reason, we could face significant material adverse consequences, including:

•	limited availability of market quotations for our Common Stock;

•	a limited amount of news and analyst coverage for us;

•	a decreased ability for us to issue additional securities or obtain additional financing in the future;

•	limited liquidity for our shareholders due to thin trading; and

•	loss of preferential tax rates for dividends received by certain non-corporate United States holders, loss of “mark-to-market” election by United States holders in the event we are treated as a passive foreign investment company (“PFIC”), and loss of our tax exemption under Section 883 of the Internal Revenue Code of 1986, as amended (the “Code”) (although we believe that we will not satisfy the requirements for this exemption).
28

Anti-takeover provisions in our organizational documents and Management Agreements could make it difficult for our stockholders to replace or remove our current board of directors and together with our adoption of a stockholder rights plan could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of the shares of our Common Stock.

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

Each Manager may terminate the applicable Management Agreement prior to the end of its term if there is a change in directors after which at least one of the members of our board of directors is not a continuing director. “Continuing directors” means, as of any date of determination, any member of our board of directors who was (a) a member of our board of directors on May 29, 2018 or (b) nominated for election or elected to our board of directors with the approval of a majority of the directors then in office who were either directors on May 29, 2018 or whose nomination or election was previously so approved. In the event that either Management Agreement is so terminated, the Company shall pay to Safe Bulkers Management an amount in cash equal to the Management Fees paid or payable to either Manager, in the aggregate, during the 36 months preceding the applicable termination.

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

We pay quarterly dividends on our Preferred Shares only from funds legally available for such purpose when, as and if declared by our board of directors. We may not have sufficient cash available each quarter to pay dividends. On February 20, 2018 (the “Redemption Date”), we completed the redemption of the outstanding 379,514 Series B Preferred Shares at a redemption price of $25.00 per Series B Preferred Share plus all accumulated and unpaid dividends to, but excluding, the Redemption Date. From and after the Redemption Date, all distributions on the Series B Preferred Shares ceased to accumulate, such Series B Preferred Shares are no longer outstanding, and all rights of the holders of such shares terminated. However, in the future, we may have insufficient cash available to redeem other series of our Preferred Shares. The amount of dividends we can pay or use to redeem Preferred Shares depends upon the amount of cash we generate from our operations, which may fluctuate.

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

Our Preferred Shares are subordinate to all of our existing and future indebtedness. As of December 31, 2018, we had aggregate debt outstanding of $579.6 million, of which $37.4 million was the current portion of long term debt payable within the next 12 months. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends on or redeem preferred shares. Our articles of incorporation currently authorize the issuance of up to 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of December 31, 2018, 2,300,000 shares of Series C Preferred Shares and 3,200,000 shares of Series D Preferred Shares were issued and outstanding. Of this blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described under “Item 10. Additional Information—B. Articles of Incorporation and Bylaws—Stockholder Rights Plan.” The issuance of additional preferred shares on a parity with or senior to the Preferred Shares would dilute the interests of holders of such shares, and any issuance of preferred shares senior to such preferred shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Preferred Shares.

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

Under United States tax rules, 50% of our gross income attributable to shipping that begins or ends in the United States may be subject to a 4% United States federal income tax (without allowance for deductions). The amount of this income may fluctuate, and we may not qualify for any exemption from this United States tax. Many of our charters contain provisions that obligate the charterers to reimburse us for this 4% United States tax. To the extent we are not reimbursed by our charterers, the 4% United States tax will decrease our cash that is available for dividends.

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

Over the past 25 years under the leadership of Polys Hajioannou, we have sold 17 drybulk vessels during periods of what we viewed as favorable secondhand market conditions and have contracted to acquire 53 drybulk newbuilds and six drybulk secondhand vessels. Also under his leadership, we have expanded the classes of drybulk vessels in our fleet and the aggregate carrying capacity of our fleet has grown from 887,900 deadweight tons prior to our initial public offering in May 28, 2008 to 3,777,000 dwt as of March 8, 2019. Information on our capital expenditure requirements are discussed in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” The quality and size of our current fleet, together with our long-term relationships with several of our charter customers, are, we believe, the results of our long-term strategy of maintaining a high quality fleet, our broad knowledge of the drybulk industry and our strong management team. In addition to benefiting from the experience and leadership of Polys Hajioannou, we also benefit from the expertise of our Managers which, along with their predecessor, have specialized in drybulk shipping since 1965, providing services to over 50 drybulk vessels. In June 2008, we completed an initial public offering of our Common Stock in the U.S. and our Common Stock began trading on the NYSE. Our principal executive office is located at Apt. D11, Les Acanthes, 6, Avenue des Citronniers MC 98000 Monaco. Our registered address in the Republic of the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

B.	Business Overview

We are an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest consumers of marine drybulk transportation services. As of March 8, 2019, we had a fleet of 41 drybulk vessels, with an aggregate carrying capacity of 3,777,000 dwt.

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

During 2019 and 2020, we are focused on implementing our environmental investments, namely BWTS in all of our fleet and Scrubbers in about half of our fleet, in order to increase our competitiveness. We cooperate with key market players, shipyards, charterers, financial institutions and others to advance our business and create value for our shareholders.

General

As of March 8, 2019, our fleet comprised 41 vessels, of which 14 are Panamax class vessels, 10 are Kamsarmax class vessels, 13 are Post-Panamax class vessels and four are Capesize class vessels, with an aggregate carrying capacity of 3,777,000 dwt and an average age of 8.5 years. Assuming delivery of the last of our contracted vessels in 2020, our fleet will be comprised of 14 Panamax class vessels, 10 Kamsarmax class vessels, 14 Post-Panamax class vessels and four Capesize class vessels, and the aggregate carrying capacity of our 42 vessels will be 3,862,000 dwt. As of March 8, 2019, the average remaining duration of the charters for our existing fleet was 0.8 years.

The majority of vessels in our fleet have sister ships with similar specifications in our existing or newbuild fleet. We believe using sister ships provides cost savings because it facilitates efficient inventory management and allows for the substitution of sister ships to fulfill our period time charter obligations.

Our Fleet and Newbuild

The table below presents additional information with respect to our drybulk vessel fleet, including our newbuild, and its deployment as of March 8, 2019.

Vessel Name	Dwt	Year Built(1)	Country of Construction	Charter Type	Charter Rate(2)	Commissions(3)	Charter Period(4)	Sister Ship(5)
CURRENT FLEET
Panamax
Maria	76,000	2003	Japan	Period	$10,650	5.00%	Mar 2019 – Jul 2019	A
Koulitsa	76,900	2003	Japan	Period	$12,500	5.00%	Jan 2019 – May 2019
Paraskevi	74,300	2003	Japan	Period	$12,750	3.75%	Dec 2018 – Apr 2019
Vassos	76,000	2004	Japan	Period	$8,378	5.00%	Feb 2019 – Oct 2019	A
Katerina	76,000	2004	Japan	Period	$9,000	5.00%	May 2018 – Mar 2019	A
Maritsa	76,000	2005	Japan	Spot	$4,034	5.00%	Jan 2019 – Mar 2019	A
				Period	$10,325	5.00%	Mar 2019 – Oct 2019
Efrossini	75,000	2012	Japan	Period	$8,750	5.00%	Feb 2019 – Apr 2019	B
Zoe	75,000	2013	Japan	Period	$9,477	5.00%	Feb 2019 – Oct 2019	B
Kypros Land	77,100	2014	Japan	Spot	$5,365	5.00%	Feb 2019 – Mar 2019	H
Kypros Sea	77,100	2014	Japan	Period	$13,900	5.00%	Aug 2018 – Apr 2019	H
				Period	$13,850	5.00%	Apr 2019 – Dec 2019
Kypros Bravery	78,000	2015	Japan	Period	$14,200	5.00%	Sep 2018 – May 2019	I
Kypros Sky	77,100	2015	Japan	Spot	$11,400	5.00%	Feb 2019 – Apr 2019	H
Kypros Loyalty	78,000	2015	Japan	Period	$12,850	5.00%	Jan 2018 – Mar 2019	I
				Period	$13,850	5.00%	Mar 2019 – Nov 2019
Kypros Spirit	78,000	2016	Japan	Spot	$10,436	5.00%	Feb 2019 – Apr 2019	I
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	Period	$14,500	5.00%	Apr 2018 – Mar 2019	C
				Period	$11,350	5.00%	Mar 2019 – Feb 2020
Pedhoulas Trader	82,300	2006	Japan	Spot	$9,400	5.00%	Feb 2019 – Apr 2019	C
Pedhoulas Leader	82,300	2007	Japan	Period	$9,696	5.00%	Feb 2019 – Oct 2019	C
Pedhoulas Commander	83,700	2008	Japan	Period	$14,150	5.00%	Jun 2018 – Apr 2019
33

Vessel Name	Dwt	Year Built(1)	Country of Construction	Charter Type	Charter Rate(2)	Commissions(3)	Charter Period(4)	Sister Ship(5)
Pedhoulas Builder	81,600	2012	China	Period	$9,900	5.00%	Jun 2018 – Aug 2019	D
Pedhoulas Fighter	81,600	2012	China	Period	$13,000	5.00%	Jul 2018 – Mar 2019	D
Pedhoulas Farmer(6)	81,600	2012	China	Period	$12,750	5.00%	Dec 2018 – Apr 2019	D
Pedhoulas Cherry	82,000	2015	China	Spot	$8,000	5.00%	Feb 2019 – Apr 2019	K
Pedhoulas Rose(6)	82,000	2017	China	Period	$10,000	5.00%	Mar 2018 – May 2019	K
Pedhoulas Cedrus	81,800	2018	Japan	Period	$15,500	5.00%	Jun 2018 – Apr 2019
Post-Panamax
Marina	87,000	2006	Japan	Period	$14,500	5.00%	Nov 2018 – Jun 2019	E
Xenia	87,000	2006	Japan	Period	$12,500	5.00%	Jun 2018 – Jun 2019	E
Sophia	87,000	2007	Japan	Period	$14,400	5.00%	Nov 2018 – Apr 2019	E
Eleni	87,000	2008	Japan	Period	$14,950	5.00%	Jan 2019 – Jun 2019	E
Martine	87,000	2009	Japan	Spot	$6,324	5.00%	Feb 2019 – Apr 2019	E
Andreas K	92,000	2009	South Korea	Spot	$3,823	5.00%	Feb 2019 – Mar 2019	F
Panayiota K	92,000	2010	South Korea	Period	$13,750	5.00%	Aug 2018 – May 2019	F
Agios Spyridonas	92,000	2010	South Korea	Spot	$7,500	3.75%	Feb 2019 – Apr 2019	F
Venus Heritage	95,800	2010	Japan	Period	$13,200	5.00%	Nov 2017 – May 2019	G
Venus History	95,800	2011	Japan	Period	$14,750	5.00%	Jan 2018 – Apr 2019	G
Venus Horizon	95,800	2012	Japan	Period	$14,500	5.00%	Jan 2019 – May 2019	G
Troodos Sun	85,000	2016	Japan	Period	$15,950	5.00%	Mar 2018 – Mar 2019	J
Troodos Air	85,000	2016	Japan	Period	$12,500	5.00%	May 2018 – Mar 2019	J
Capesize
Mount Troodos	181,400	2009	Japan	Period(7)	BCI+3.5%	5.00%	Nov 2018 – Sep 2019
Kanaris	178,100	2010	China	Period(8)	$26,562	2.50%	Sep 2011 – Jun 2031
Pelopidas	176,000	2011	China	Period	$38,000	1.00%	Feb 2012 – Jan 2022
Lake Despina	181,400	2014	Japan	Period(9)	$24,376	1.25%	Jan 2014 – Jan 2024
Subtotal	3,777,000
NEW BUILD Post-Panamax
1772TBN	85,000	1H 2020	Japan					J
Subtotal	85,000
TOTAL	3,862,000

(1)	For existing vessels, the year represents the year built. For our newbuild, the date shown reflects the expected delivery dates.
(2)	Quoted charter rates are gross charter rates. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In the case of a charter agreement that provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses. Gross charter rates are inclusive of commissions. Net charter rates are charter rates after the payment of commissions. In the case of voyage charters, the charter rate represents revenue recognized on a pro rata basis over the duration of the voyage from load to discharge port less related voyage expenses.
(3)	Commissions reflect payments made to third-party brokers or our charterers.
(4)	The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of March 8, 2019, the scheduled start dates. Actual start dates and redelivery dates may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.
(5)	Each vessel with the same letter is a “sister ship” of each other vessel that has the same letter, and under certain of our charter contracts, may be substituted with its “sister ships.”
(6)	Vessel sold and leased back on a net daily bareboat charter rate of $6,500 for a period of 10 years, with a purchase obligation at the end of the 10th year and purchase options in favor of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase prices.
(7)	A period time charter at a gross daily charter rate linked to the Baltic Capesize Index (“BCI”) plus a premium.
(8)	Charterer agreed to reimburse us for part of the cost of the Scrubbers and BWTS to be installed on the vessel, which is recorded by increasing the recognized daily charter rate by $634 over the remaining tenor of the time charter party.
(9)	A period time charter of 10 years at a gross daily charter rate of $23,100 for the first two and a half years and of $24,810 for the remaining period. In January 2017, the period time charter was amended to reflect substitution of the initial charterer with its subsidiary guaranteed by the initial charterer and changes in payment terms; all other period charter terms remained unchanged. The charter agreement grants the charterer the option to purchase the vessel at any time beginning at the end of the seventh year of the period time charter period, at a price of $39.0 million less 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year. The Company holds a right of first refusal to buy back the vessel in the event
34

that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party. The charter agreement also grants the charterer an option to extend the period time charter for an additional twelve months at a time at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times.

From the beginning of 1995 through March 8, 2019, we have taken delivery of 48 newbuilds and six secondhand vessels. As of March 8, 2019, we were contracted to take delivery of one Japanese-built Post-Panamax class resale, newbuild vessel. As of March 8, 2019, our remaining capital expenditure requirements to shipyards or sellers with respect to our newbuild amounted to $30.4 million of which the amount of $7.0 million is due in 2019 and $23.4 million is due in 2020. The Company has the option to finance up to $13.2 million of the remaining capital expenditure of the vessel through the periodic issuance of our Common Stock to the seller.

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

Our Customers

Since 2005, our customers have included over 30 national, regional and international companies, including Bunge, Cargill, Daiichi, Intermare Transport G.m.b.H., Energy Eastern Pte. Ltd., NYK, NS United Kaiun Kaisha, Kawasaki Kisen Kaisha, Oldendorff GmbH and Co. KG, Louis Dreyfus Armateurs, Louis Dreyfus Commodities, ArcelorMittal or their affiliates. During 2018, two of our charterers, namely Glencore Agriculture B.V. and Bunge S.A., accounted for 28.49% of our revenues, with each one accounting for more than 10.0% of total revenues. During 2017, one of our charterers, namely Bunge S.A., accounted for 12.72% of our revenues. During 2016, two of our charterers, namely Glencore Agriculture B.V. and Global Chartering Ltd., an affiliate of ArcelorMittal, accounted for 22.54% of our revenues, with each one accounting for more than 10.0% of total revenues. We seek to charter our vessels primarily to charterers who intend to use our vessels without sub-chartering them to third parties. A prospective charterer’s financial condition and reliability are also important factors in negotiating employment for our vessels.

Management of Our Fleet

In May 2008, we entered into a management agreement with Safety Management and in May 2015, we entered into a management agreement with Safe Bulkers Management, pursuant to which our Managers provided us with our executive officers, technical, administrative, commercial and certain other services. Each of these management agreements expired on May 28, 2018. In May 2018, we entered into new Management Agreements, pursuant to which our Managers continue to provide us with technical, administrative, commercial and certain other services. Each of the Management Agreements was effective as of May 29, 2018 and has an initial three-year term which may be extended on a three-year basis up to two times. Our arrangements with our Managers and their performance are reviewed by our board of directors. Our chief executive officer, president, chief financial officer and chief operating officer, collectively referred to in this annual report as our “executive officers,” provide strategic management for our company and also supervise the management of our day-to-day operations by our Managers. Our Managers report to us and our board of directors through our executive officers. The Management Agreements with our Managers have a maximum expiration date in May 2027 and we expect to enter into new agreements with the Managers upon their expiration. The terms of any such new agreements have not yet been determined.

Pursuant to the Management Agreements, in return for providing such services our Managers receive a ship management fee of €875 per day per vessel and one of our Managers receives an annual ship management fee of €3 million. Our Managers also receive a commission of 1.0% based on the contract price of any vessel sold by it on our behalf, and a commission of 1.0% based on the contract price of any vessel bought by it on our behalf, including the acquisition of each of our contracted newbuilds. We also pay our Managers a supervision fee of $550,000 per newbuild, of which 50% is payable upon the signing of the relevant supervision agreement, and 50% upon successful completion of the sea trials of each newbuild, which we capitalize, for the on-premises supervision by selected engineers and others on the Managers’ staff of newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise.

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

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements” for more information.

Competition

We operate in highly competitive markets that are based primarily on supply and demand. Our business fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We believe we differentiate ourselves from our competition by providing modern vessels with advanced designs and technological specifications. As of March 8, 2019 our fleet had an average age of 8.5 years. Upon delivery of our contracted newbuild vessel, the majority of our fleet will have been built in Japanese shipyards, which we believe provides us with an advantage in attracting large, well-established customers, including Japanese customers.

The drybulk sector is characterized by relatively low barriers to entry, and ownership of drybulk vessels is highly fragmented. In general, we compete with other owners of Panamax class or larger drybulk vessels for charters based upon price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel.

Crewing and Shore Employees

Our management team consists of our chief executive officer, president, chief financial officer, chief operating officer, chief financial controller, chief compliance officer and our internal auditor. Our Managers are responsible for the technical management of our fleet and therefore also handle the recruiting, either directly or through crewing agents, of the senior officers and all other crew members for our vessels. As of December 31, 2018, approximately 844 people served on board the vessels in our fleet, and our Managers employed approximately 104 people on shore.

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

Our Managers are responsible for arranging insurance for all our vessels on the terms specified in our Management Agreements, which we believe are in line with standard industry practice. In accordance with our Management Agreements, our Managers procure and maintain hull and machinery insurance, war risks insurance, freight, demurrage and defense coverage and protection and indemnity coverage with mutual assurance associations. Due to our low incident rate and the relatively young age of our fleet, we are generally able to procure relatively low rates for all types of insurance.

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

Although the P&I Associations compete with each other for business, they have found it beneficial to mutualize their larger risks among themselves through the International Group. This is known as the “Pool.” This pooling is regulated by a contractual agreement which defines the risks that are to be covered and how claims falling on the Pool are to be shared among the participants in the International Group. The Pool provides a mechanism for sharing all claims in excess of $10.0 million up to, currently, approximately $8.2 billion. On that basis, all claims up to $10.0 million will be covered by each Club’s Individual Retention and all claims in excess of $10.0 million up to $100.0 million will be covered by the Pool. Effective as of February 20, 2018, the lower pool layer ceiling/upper pool attachment point was lifted from $45.0 million to US $50.0 million and the layer from $80.0 million to the GXL attachment ($100.0 million) was absorbed into the pool and merged with the upper pool layer which attaches from $50.0 million to $100.0 million with an individual club retention of 7.5% across the layer. For the 2018/19 policy year, the International Group maintained a three layer GXL reinsurance program, together with an additional Collective Overspill layer, which combine to provide commercial reinsurance cover of up to $3.1 billion per vessel per incident, comprising of reinsurance for all claims of up to $2.1 billion per vessel per incident in excess of the $100.0 million insured by the Pool and an additional $1.0 billion in excess of the aforesaid $2.1 billion per vessel per incident in respect of claims for overspill.

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

Vessels are drydocked during intermediate and special surveys for repairs of their underwater parts. Intermediate surveys may not be required for vessels under the age of 15 years. If “in water survey” notation is assigned by class, as is the case for our vessels, the vessel owner has the option of carrying out an underwater inspection of the vessel in lieu of drydocking, subject to certain conditions. In the event that an “in water survey” notation is assigned as part of a particular intermediate survey, drydocking would be required for the following special survey thereby generally achieving a higher utilization for the relevant vessel. Drydocking can be undertaken as part of a special survey if the drydocking occurs within 15 months prior to the special survey due date. Special survey may be extended under certain provisions for a period of up to three months from their due date. In some vessels, BWTS will be undertaken concurrently with the scheduled drydocking. Scrubber retrofit may be undertaken either as a stand-alone retrofit or concurrently with the scheduled drydocking. The following table lists the dates by which we expect to start the next drydocking, BWTS retrofit and/or Scrubber retrofit and the special survey for the vessels in our current drybulk vessel fleet:

Vessel Name	Drydocking/BWTS/Scrubber (1)	Special Survey (2)
Katerina (3), (4)	April 2019	May 2019
Martine (3), (4), (5)	April 2019	May 2019
Kypros Sea (3), (4)	April 2019	April 2019
Andreas K (3), (4), (5)	June 2019	August 2019
Pedhoulas Cherry (3), (5)	June 2019	July 2020
Venus History (5)	June 2019	September 2021
Venus Horizon (5)	July 2019	February 2022
Sophia (5)	July 2019	June 2022
Venus Heritage (3), (4), (5)	August 2019	December 2020
Eleni (5)	August 2019	November 2023
Panayiota K (3), (4), (5)	August 2019	April 2020
Agios Spyridonas (3), (4), (5)	August 2019	January 2020
Pedhoulas Farmer (5)	September 2019	September 2022
Pedhoulas Fighter (5)	September 2019	August 2022
Pedhoulas Builder (5)	September 2019	May 2022
Pedhoulas Rose (5)	October 2019	January 2022
Marina (3), (4), (5)	October 2019	January 2021
Troodos Sun (3), (4), (5)	November 2019	January 2021
Troodos Air (3), (4), (5)	November 2019	March 2021
Xenia (3), (4), (5)	December 2019	April 2021
Mount Troodos (3), (4), (5)	December 2019	December 2019
Maritsa (3), (4)	January 2020	January 2020
Paraskevi (3), (4)	January 2020	January 2023
Kypros Bravery (3), (4)	January 2020	January 2020
39

Vessel Name	Drydocking/BWTS/Scrubber (1)	Special Survey (2)
Kanaris (3), (4), (5)	March 2020	March 2020
Kypros Sky (3), (4)	March 2020	April 2020
Kypros Loyalty (3), (4)	April 2020	June 2020
Pedhoulas Merchant (3), (4)	September 2020	March 2021
Pedhoulas Trader (3), (4)	November 2020	May 2021
Pelopidas (3), (4)	November 2020	November 2021
Efrossini (3), (4)	March 2021	February 2022
Kypros Spirit (3), (4)	April 2021	July 2021
Koulitsa (3)	June 2021	April 2023
Maria (3)	June 2021	April 2023
Vassos (3)	October 2021	February 2024
Pedhoulas Leader (3), (4)	November 2021	February 2022
Venus History (4)	September 2021
Venus Horizon (4)	December 2021
Sophia (4)	December 2021
Pedhoulas Builder (4)	December 2021
Pedhoulas Farmer (4)	March 2022
Pedhoulas Fighter (4)	March 2022
Pedhoulas Commander (3)	May 2022	May 2023
Pedhoulas Cedrus (3)	June 2022	June 2023
Lake Despina (3)	December 2022	January 2024
Kypros Land (3)	December 2022	January 2024
Zoe (3)	July 2023	July 2023

(1)	Scheduled date for initiation of a drydocking, BWTS retrofit and/or Scrubber retrofit.

(2)	Special survey date.

(3)	Drydocking.

(4)	BWTS retrofit.

(5)	Scrubber retrofit.

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

Environmental and Other Regulations

General

Government regulation significantly affects the ownership and operation of our vessels. Our vessels are subject to international conventions and national, state and local laws and regulations in force in international waters and the countries in which they operate or are registered, including environmental protection requirements governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and the management of other contamination, air emissions, water discharges and ballast water. These laws and regulations include the International Convention for Prevention of Pollution from Ships, the International Convention for Safety of Life at Sea (“SOLAS”) and implementing regulations adopted by the IMO, the E.U. and other international, national and local regulatory bodies. They also include laws and regulations in the jurisdictions where our vessels travel and in the ports where our vessels call. In the U.S., the requirements include OPA 90, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Clean Water Act (“CWA”) and U.S. Clean Air Act (“CAA”). Compliance with these environmental protection requirements can impose significant cost and expense, including the cost of vessel modifications and implementation of certain operating procedures. Our fleet complies with all current requirements. However, we anticipate incurring significant vessel modification expenditures in the current or subsequent fiscal years to comply with certain requirements, including mainly the installation of BWTS and Scrubbers. Under our Management Agreements, our Managers have assumed technical management responsibility for our fleet, including compliance with all applicable government and other regulations. If the Management Agreements with our Managers terminate, we would attempt to hire another party to assume this responsibility. In the event of termination, we might be unable to hire another party to perform these and other services for the present fee structure and related costs. However, due to the nature of our relationship with our Managers, we do not expect our Management Agreements to be terminated early.

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

In 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Annex VI became effective in 2005, and sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of marine fuels and allows for the establishment of Emission Control Areas (“ECAs”) with more stringent controls on sulfur emissions. Presently, designated ECAs include North America, the Caribbean, the North Sea and Baltic Sea. In 2008, the IMO Marine Environment Protection Committee (“MEPC”) adopted amendments to Annex VI regarding particulate matter, nitrogen oxides and sulfur oxide emissions. These amendments, which entered into force in 2010, are designed to reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. In addition, the E.U. has established separate limitations on the sulfur content of marine fuels, and some E.U. countries may be declared ECAs in the future, pursuant to Annex VI and its amendments. Starting January 1, 2015 reduced limits of sulfur content of fuel oil were introduced resulting to the use of lighter fuels, namely low sulfur MGO with a maximum sulfur content of 0.1%, for ECA passage. Presently, vessels mainly use HFO with a maximum global sulfur content of 3.5%.

In 2015, China designated the Pearl River Delta, the Yangtze River Delta and the Bohai-Rim Area (Beijing, Tianjin and Hebei) as Domestic Emission Control Areas (“DECAs”). Vessels navigating, berthing and operating within this area are required to use fuel oil with a maximum sulfur content of 0.5%. As of January 1, 2019, China expanded the scope of the DECAs to include all coastal waters within 12 nautical miles of the mainland.

The IMO confirmed in October 2016 that a global 0.5% sulfur cap on marine fuels will come into force on January 1, 2020, as agreed in amendments adopted in 2008 for Annex VI to MARPOL, unless vessels are equipped with Scrubbers, in which case HFO with a maximum sulfur content of 3.5% may be used. The 0.5% sulfur cap marks a significant reduction from the current global sulfur cap of 3.5%, which had been implemented since January 1, 2012. When the 2020 sulfur cap was decided upon in 2008, it was also agreed that a review should be undertaken to assess whether there was sufficient compliant fuel available to meet the 2020 date, failing which, the date could be deferred to 2025. That review was completed in July 2016 by a consortium of consultants led by CE Delft and submitted to the IMO’s MEPC during their 70th session (“MEPC 70”). The review concluded that sufficient compliant fuel would be available to meet the new requirement. However, there have been competing studies, that hold the opposing view that refining capacity will not be sufficient in 2020, with an estimated 60.0 to 70.0% additional sulfur plant capacity required by 2020. There have also been questions as to how the sulfur cap will be enforced, as it is up to individual parties to MARPOL to enforce fines and sanctions. Global approved limits from Scrubber effluents are in place; however, certain questions have been raised by EU which has requested from IMO to do further studies.

All our ships have the capacity to use 0.1% sulfur content MGO or 0.5% sulfur content compliant fuels. Furthermore, in response to the implementation of 0.5% sulfur cap by January 1, 2020, we have entered into an agreement to install Scrubbers in approximately half of our vessels. The installation of Scrubbers is both time consuming and costly, but we expect to achieve increased revenue on the basis of price differential between the 0.5% sulfur cap compliant fuels and the 3.5% sulfur content HFO that these vessels will continue to use. For the other half of our fleet will use 0.5% sulfur content compliant fuels, the use of such fuels may reduce our competitiveness in the market particularly if such fuels are sold at prices substantially higher compared to the cost of the 3.5% sulfur content HFO that is primarily used today.

Additional or new requirements, conventions, laws or regulations, including the adoption of additional ECAs, or other new or more stringent emissions requirements adopted by the IMO, the E.U., the U.S. or individual states, or other jurisdictions in which we operate, could require vessel modifications or otherwise increase the costs of our operations.

The IMO adopted vessel energy efficient requirements, which took effect in January 2013. The requirements impose energy efficiency design on new vessels and require energy efficiency management plans for existing vessels. By 2025, all new ships built must be 30% more energy efficient than those built in 2014. These requirements have not had and we do not expect they will have a material effect on our operations.

The IMO adopted new guidelines in 2012 under the revised Annex V to MARPOL, which prohibit discharge of garbage into the open sea, with certain exceptions, and require vessels to dispose of garbage at port garbage reception facilities. These guidelines became effective in January 2013. These requirements have not had and we do not expect they will have a material effect on our operations.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention also requires registered owners of ships over 1,000 gross tons to maintain insurance in specified amounts to cover their liability for relevant pollution damage. The Bunker Convention became effective on November 21, 2008. Liability limits under the Bunker Convention were increased as of June 2015. With respect to non-ratifying states, including the United States, liability for spills and releases of oil carried as bunker in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur. The IMO also adopted a requirement, which became effective in 2011, that vessels traveling through the Antarctic region (waters south of latitude 60 degrees south) must use lower density fuel. This requirement has not had and we do not expect that it will have a material effect on our operations, which do not involve Antarctic travel.

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

The 2013 VGP became effective in December 2013 and remains in effect during the implementation of the 2018 Vessel Incident Discharge Act (the “VIDA”), as discussed below. The 2013 VGP requires most vessels to meet numeric ballast water discharge limits on a staggered schedule based on the first dry docking after January 1, 2014, or January 1, 2016 (depending on vessel ballast capacity). The 2013 VGP also imposes more strict technology-based limits in the form of best management practices for discharges related to oil-to-sea interfaces and requires routine inspections, monitoring, reporting, and recordkeeping. The 2013 VGP also requires vessel modifications and the installation of ballast treatment equipment which will significantly increase the cost of investments to comply with such requirements.

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

On December 4, 2018, the VIDA was signed into law, establishing a new framework for the regulation of vessel incidental discharges under the CWA. The VIDA requires the EPA to develop performance standards for those discharges within two years of enactment and requires the U.S. Coast Guard to develop implementation, compliance and enforcement regulations within two years of the EPA’s promulgation of standards. Under the VIDA, all provisions of the 2013 VGP will remain in force and effect until the U.S. Coast Guard’s regulations are finalized.

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

In 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention took effect in September 2017. Many of the implementation dates in the BWM Convention had already passed prior to its effectiveness, so that the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install BWTS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before September 8, 2017 “existing vessels” and allows for the installation of a BWTS on such vessels at the first renewal survey following entry into force of the convention. In July 2017, the implementation scheme was further changed to require vessels with International Oil Pollution Prevention (“IOPP”) certificates expiring between September 8, 2017 and September 8, 2019 to comply at their second IOPP renewal. Each vessel in our current fleet has been issued a Ballast Water Management Plan Statement of Compliance by the classification society with respect to the applicable IMO regulations and guidelines. In addition, we are required to install BWTS in each vessel in our fleet during the next drydocking, which is expected to cause us to incur additional expenditures and operating costs.

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

On June 29, 2017, the Global Industry Alliance (the “GIA”) was officially inaugurated. The GIA is a program, under the Global Environmental Facility-United Nations Development Program-IMO project, which supports shipping, and related industries, as they move towards a low carbon future. Organizations including, but not limited to, ship owners, operators, classification societies, and oil companies, signed to launch the GIA.

In addition, the United States is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined. For example, in April 2017, the U.S. President signed an executive order regarding the environment that targets the United States’ offshore energy strategy, which affects parts of the maritime industry and may affect our business operations. Additional legislation or regulation applicable to the operation of our ships that may be implemented in the future could negatively affect our profitability. Furthermore, recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship owners and managers by 2021. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is difficult to predict at this time.

Greenhouse Gas Regulation – United Nations Framework Convention on Climate Change

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015 contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. However, a new treaty may be adopted in the future that includes restrictions on shipping emissions. International and multinational bodies or individual countries also may adopt their own climate change regulatory initiatives. The IMO recently announced its intention to develop reduction measures for greenhouse gases from international shipping. The E.U. recently enacted a regulation requiring ships over 5,000 gross tons docking in E.U. ports to monitor, report and verify greenhouse gas emissions which went into effect in 2018. See “Item 4. Information on the Company—B. Business Overview—European Monitoring, Reporting and Verification Regulation” for more information. The United States or individual U.S. states could also enact environmental regulations that could affect our operations. For example, California has introduced a cap-and-trade program for greenhouse gas emissions, aiming to reduce emissions by 40% by 2030. These or other developments may result in regulations relating to the control of greenhouse gas emissions. Any passage of climate control legislation or other regulatory initiatives in the jurisdictions where we operate could result in financial impacts on our operations that we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events.

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

As of January 1, 2018, our vessels began monitoring and reporting CO2 emissions pursuant to this regulation. This monitoring and reporting process adopted by the EU-MRV regulation may be a precursor to a market-based mechanism to be adopted in the future. This or other developments may result in financial impacts on our operations that we cannot predict with certainty at this time.

IMO Data Collection System

MARPOL Annex VI, as amended on November 6, 2016, requires mandatory fuel oil consumption data collection and reporting. The requirement is effective as of March 1, 2018 and requires ships above 5,000 gross tons to collect and report annual data on fuel oil consumption to an IMO database with the first reporting period being in effect for the 2019 calendar year.

Countermeasures against greenhouse gas emissions from international shipping have been deliberated at IMO, and so far, the Energy Efficiency Design Index (“EEDI”) and the Ship Energy Efficiency Management Plan (“SEEMP”) have been implemented.

Ship’s Energy Consumption Data Reporting

The China Maritime Safety Administration (the “China MSA”) issued the Regulation on Data Collection of Energy Consumption for Ships in November 2018. This regulation is effective as of January 1, 2019 and requires ships calling on Chinese ports to report fuel consumption and transport work details directly to the China MSA. This regulation also contains additional requirements for Chinese-flagged vessels (domestic and international) and other non-Chinese-flagged international navigating vessels.

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

Inventory of Hazardous Materials

Hong Kong Convention

On May 15, 2009, the IMO adopted the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009 (the “Hong Kong Convention”). The Hong Kong Convention will enter into force two years after it has been ratified by 15 states representing 40% of the world fleet. The Hong Kong Convention has not yet entered into force. One of the key requirements of the Hong Kong Convention will be for ships over 500 gross tonnes operating in international waters to maintain an Inventory of Hazardous Materials (an “IHM”). Only warships, naval auxiliary and governmental, non-commercial vessels are exempt from the requirements of the Hong Kong Convention. The IHM has three parts:

•	Part I – hazardous materials inherent in the ship’s structure and fitted equipment;

•	Part II – operationally generated wastes; and
48

•	Part III – stores.

Once the Hong Kong Convention has entered into force, each new and existing ship will be required to maintain Part I of IHM.

E.U. Ship Recycling Regulation

On November 20, 2013, the E.U. adopted Regulation (EU) No 1257/2013 (the “E.U. Ship Recycling Regulation”), which seeks to facilitate the ratification of the Hong Kong Convention and sets forth rules relating to vessel recycling and management of hazardous materials on vessels. In addition to new requirements for the recycling of vessels, the E.U. Ship Recycling Regulation contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The E.U. Ship Recycling Regulation applies to vessels flying the flag of an E.U. member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, a vessel flying the flag of a third country will be required, among other things, to have on board an IHM that complies with the requirements of the E.U. Ship Recycling Regulation and the vessel must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel’s flag verifying the inventory. The E.U. Ship Recycling Regulation will take effect on non-E.U.-flagged vessels calling on E.U. ports of call beginning on December 31, 2020.

Disclosure of Activities Pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran. Disclosure is required even where the activities, transactions or dealings are conducted in compliance with applicable law. Provided in this section is information concerning the activities of us and our affiliates that occurred in 2018 and which we believe may be required to be disclosed pursuant to Section 13(r) of the Exchange Act.

In 2018, our vessels made five port calls to Iran to discharge corn and soybeans.

The vessel Troodos Air made a call to the port of Bandar Imam Khomeini on February 13, 2018, discharging corn, and remained in the port of Bandar Imam Khomeini during 2018 for seven days. During this time, the Troodos Air was on time charter to Bunge S.A. at a gross rate of $11,350 per day.

The vessel Troodos Sun made a call to the port of Bandar Imam Khomeini on October 11, 2018, discharging corn, and remained in the port of Bandar Imam Khomeini during 2018 for 26 days. During this time, the Troodos Sun was on time charter to Bunge S.A. at a gross rate of $15,950 per day.

The vessel Pedhoulas Leader made a call to the port of Bandar Imam Khomeini on October, 5, 2018, discharging soybeans, and remained in the port of Bandar Imam Khomeini during 2018 for 34 days. During this time, the Pedhoulas Leader was on time charter to Cargill at a gross rate of $12,500 per day.

The vessel Pedhoulas Commander made a call to the port of Bandar Imam Khomeini on October, 20, 2018, discharging corn, and remained in the port of Bandar Imam Khomeini during 2018 for 23 days. During this time, the Pedhoulas Commander was on time charter to Bunge S.A. at a gross rate of $14,150 per day.

The vessel Xenia made a call to the port of Bandar Imam Khomeini on October, 24, 2018, discharging corn, and remained in the port of Bandar Imam Khomeini during 2018 for 29 days. During this time, the Xenia was on time charter to Bunge S.A. at a gross rate of $12,500 per day.

These port calls represented approximately 0.68% of the total port calls made by all the vessels owned by us in 2018. As the vessel owner, we earned revenues at the agreed daily charter rates from the charterers. The aggregate gross revenue attributable to these 119 days that our vessels remained in the port of Bandar Imam Khomeini was approximately $1.6 million. As we do not attribute profits to specific voyages under a time charter, we have not attributed any profits to the voyages which included these port calls. Our charter party agreements for our vessels restrict the charterers from calling in Iran in violation of E.U., U.S. or United Nation sanctions and that has not been authorized by the Office of Foreign Assets Control of the U.S. Department of the Treasury. There can be no assurance that the vessels referenced above or another of our vessels will not, from time to time in the future on charterer’s instructions, perform voyages which would require disclosure pursuant to Exchange Act Section 13(r).

We do not believe that any of these transactions or activities are sanctionable. On January 16, 2016, the U.S. and the E.U. lifted nuclear-related sanctions on Iran through the implementation of the Joint Comprehensive Plan of Action (“JCPOA”) among the P5+1 (China, France, Germany, Russia, the U.K. and the U.S.), the E.U. and Iran to ensure that Iran’s nuclear program will be exclusively peaceful. All activities, transactions and dealings reported in this section occurred after the implementation of the JCPOA. However, U.S. nuclear-related sanctions have been re-imposed effective August 7, 2018 and November 5, 2018 as a result of the withdrawal of the U.S. from the JCPOA. We intend to continue to charter our respective vessels to charterers and sub-charterers, including, as the case may be, Iran-related parties, who may make, or may sublet the vessels to sub-charterers who may make, port calls to Iran, so long as the activities continue to be permissible and not sanctionable under applicable U.S. and E.U. and other applicable laws.

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

Safe Bulkers, Inc. is a holding company with 48 subsidiaries, 23 of which are incorporated in Liberia, and 25 in the Republic of the Marshall Islands, each as of March 8, 2019. Our subsidiaries are wholly-owned by us. A list of our subsidiaries as of March 8, 2019 is set forth in Exhibit 8.1 to this annual report.

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

Overview

Our business is to provide international marine drybulk transportation services by operating vessels in the drybulk sector of the shipping industry. As of March 8, 2019 our fleet consisted of 41 drybulk vessels with an aggregate capacity of 3,777,000 dwt and we had a memorandum of agreement for the purchase of one additional resale newbuild vessel. We deploy our vessels on a mix of period time and spot time charters according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with period time charters, or to profit from attractive spot time charter rates during periods of strong charter market conditions, or to maintain employment flexibility that the spot market offers during periods of weak time charter market conditions. As of March 8, 2019, 16 out of 41 drybulk vessels of the Company were employed under period time charters of more than three months outstanding charter duration. We believe our customers, some of which have been chartering our vessels for over 25 years, enter into period time and spot time charters with us because of the quality of our modern vessels and our record of safe and efficient operations.

The average number of vessels in our fleet for the years ended December 31, 2016, 2017 and 2018 was 36.6, 38.0 and 39.9 respectively. After delivery of our last contracted newbuild vessel, our drybulk fleet will consist of 42 vessels and will have an aggregate carrying capacity of 3,862,000 dwt, assuming we do not acquire any additional vessels or dispose of any of our vessels.

Our Managers

Our operations are managed by our Managers, Safety Management and Safe Bulkers Management, under the supervision of our executive officers and our board of directors. Under our Management Agreements, our Managers provide us with technical, administrative and commercial services and our executive management. Both of our Managers are controlled by Polys Hajioannou. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements” for more information.

A.	Operating Results

Our operating results are largely driven by the following factors:

•	Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•	Available days. We define available days (also referred to as voyage days) as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys. Available days are used to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance. Operating days are used to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our ownership days during that period. Fleet utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special surveys. During the three years ended December 31, 2018, our average annual fleet utilization rate was approximately 97.50%. However, an increase in annual off-hire days could reduce our operating days, and therefore, our fleet utilization.

•	Time charter equivalent rates. We define time charter equivalent rates (“TCE rates”) as our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period. TCE rate is a standard shipping industry performance measure used primarily to compare daily
51

earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We use TCE to compare period-to-period changes in our performance despite changes in the mix of charter types and it assists investors and our management in evaluating our financial performance. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.

The following table reflects our time charter revenues, commissions, voyage expenses, time charter equivalent revenue, available days and time charter equivalent rate for the periods indicated:

	Year Ended December 31,
	2016	2017	2018
	(in thousands of U.S. dollars except available days and time charter equivalent rate)
Time charter revenues	$113,959	$154,040	$201,548
Less commissions	4,187	6,008	8,357
Less voyage expenses	7,679	3,932	6,378
Time charter equivalent revenue	$102,093	$144,100	$186,813
Available days	13,329	13,788	14,258
Time charter equivalent rate	$7,659	$10,451	$13,102

•	Daily vessel operating expenses. We define vessel operating expenses to include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys, tonnage taxes and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period. Our ability to control our fixed and variable expenses, including our daily vessel operating expenses, also affects our financial results. In addition, factors beyond our control can cause our vessel operating expenses to increase, including developments relating to market premiums for insurance, cost of lubricants and changes in the value of the U.S. dollar compared to currencies in which certain of our expenses are denominated, such as certain crew wages.

•	Daily vessel operating expenses excluding drydocking and pre-delivery expenses. We calculate daily vessel operating expenses excluding drydocking and pre-delivery expenses by dividing vessel operating expenses excluding drydocking and pre-delivery expenses for the relevant period by ownership days for such period. This measure assists our management and investors by increasing the comparability of our performance from period to period. Drydocking expenses include costs of shipyard, paints and agent expenses, and pre-delivery expenses include initially supplied spare parts, stores, provisions and other miscellaneous items provided to a newbuild or secondhand acquisition prior to their operation, which costs may vary from period to period.

•	Daily general and administrative expenses. We define general and administrative expenses to include daily management fees and daily company administration expenses as defined below. Daily vessel general and administrative expenses are calculated by dividing general and administrative expenses by ownership days for the relevant period.

•	Daily management fees. We define management fees to include the fees payable to our Managers for managing our fleet. Daily management fees are calculated by dividing management fees by ownership days for the relevant period.

•	Daily company administration expenses. We define company administration expenses to include expenses incurred related to the administration of our company such as legal costs, audit fees, independent directors’ compensation, listing fees to NYSE and other miscellaneous expenses. Daily company administration expenses are calculated by dividing company administration expenses by ownership days for the relevant period.
52

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rates, daily vessel operating expenses, daily vessel operating expenses excluding drydocking and pre-delivery expenses, daily general and administrative expenses and daily management fees for the periods indicated:

	Year Ended December 31,
	2016	2017	2018
Ownership days	13,390	13,858	14,568
Available days	13,329	13,788	14,258
Operating days	13,024	13,673	14,075
Fleet utilization	97.27%	98.67%	96.62%
TCE rates	$7,659	$10,451	$13,102
Daily vessel operating expenses	$3,698	$3,810	$4,360
Daily vessel operating expenses excluding drydocking and pre-delivery expenses	$3,574	$3,731	$4,141
Daily general and administrative expenses consisting of:	$1,149	$1,163	$1,321
(a) Daily management fees	$867	$975	$1,135
(b) Daily company administration expenses	$282	$188	$186

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

Revenues from our period time charters comprised 81.2%, 82.2% and 80.2%, respectively, of our charter revenues for the years ended December 31, 2016, 2017 and 2018. The revenues from our spot time charters and voyage charters comprised 18.8%, 17.8% and 19.8%, respectively, of our charter revenues for the years ended December 31, 2016, 2017 and 2018.

Unearned Revenue / Accrued Revenue

Unearned revenue as of December 31, 2018 includes: (i) cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date amounting to $4.9 million and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for variable charter rates amounting to $0.7 million.

Unearned revenue as of December 31, 2017 includes cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date amounting to $3.5 million.

Accrued revenue as of December 31, 2018 includes accrued revenue of $1.1 million that represents revenue earned prior to cash being received in respect of charter agreements that provide for variable charter rates.

Accrued revenue as of December 31, 2017 includes: (i) accrued revenue of $2.0 million that represents revenue earned prior to cash being received and (ii) accrued revenue of $0.8 million that represents revenue earned prior to cash being received in respect of charter agreements that provide for variable charter rates.

Commissions

We pay commissions currently ranging up to 5.0% on our period time and spot time charters, to unaffiliated ship brokers, to brokers associated with our charterers and to our charterers. These commissions are directly related to our revenues, from which they are deducted. The amount of our total commissions to unaffiliated ship brokers and other brokers associated with our charterers and to our charterers might grow, as revenues increase due to improving market conditions and delivery of our one remaining contracted newbuild vessel, or decrease as a result of deteriorating market conditions. These commissions do not include fees we pay to our Managers, which are described under “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet.”

Voyage Expenses

We charter our vessels primarily through period time charters and spot time charters under which the charterer is responsible for most voyage expenses, such as the cost of bunkers, port expenses, agents’ fees, canal dues, extra war risks insurance and any other expenses related to the cargo. We are responsible for the remaining voyage expenses such as draft surveys, hold cleaning, bunkers during ballast period or for vessel repositioning, courier and other minor miscellaneous expenses related to the voyage. We expect that our voyage expenses will decrease in the future if fewer vessels are employed in the spot market, in which case vessel repositioning costs should decrease. We generally do not employ our vessels on voyage charters under which we would be responsible for all voyage expenses. We also record within voyage expenses the 4% U.S. federal tax we pay in respect of our U.S. source shipping income (imposed on gross income without the allowance for any deductions). In many cases, we recover these taxes from the charterers, and we record such recovered amounts within revenues.

Vessel Operating Expenses

Vessel operating expenses include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys, tonnage taxes and other minor miscellaneous items. We expect that our vessel operating expenses will slowly increase in the future as our fleet grows. Our crewing costs, which are a significant part of our vessel operating expenses, may increase in the future due to the limited supply and increase in demand for well-qualified crew. Furthermore, we expect that insurance costs, drydocking, maintenance, spare parts and stores costs will increase from the levels achieved in 2018 as our vessels age. A portion of our vessel operating expenses including crew wages paid to our Greek crew members are in currencies other than the U.S. dollar. These expenses may increase or decrease as a result of fluctuation of the U.S. dollar against these currencies.

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

As of December 31, 2017 and 2018, we capitalized interest amounting to $41,694 and $0 respectively.

General and Administrative Expenses

General and administrative expenses consist of management fees paid to our Managers and expenses incurred relating to the administration of the Company.

Management fees paid to our Managers include services offered to us for managing our vessels (i.e., chartering, operations, technical, supply, crewing and accounting services), the services provided to us by our executive officers as well as the preparation of disclosure documents and the preparation for compliance with the Sarbanes-Oxley Act. Pursuant to the terms of the Management Agreements with our Managers, for the provision of such services, we pay a daily ship management fee of €875 per vessel and pay Safe Bulkers Management an annual ship management fee of €3 million.

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

The undiscounted projected net operating cash flows for each vessel are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent for the unfixed days, using the twelve month budgeted rates for the unchartered period of the first twelve months, the Forward Freight Agreement (“FFA”) rates for the unchartered period of the second twelve months and the most recent historical 10-year average daily rates of similar size vessels thereafter, until the end of the remaining estimated useful life of the asset, net of brokerage commissions, expected outflows for vessel operating expenses which include drydocking costs, contracted installation costs for Scrubbers and BWTS for those vessels under such contracts, voyage expenses and management fees. The undiscounted cash flows incorporate various factors, such as estimated future charter rates, estimated vessel operating costs assuming an average annual inflation rate of 2.0%, estimated vessel utilization rates, estimated remaining lives of the vessels (assumed to be 25 years from the initial delivery of each vessel from the shipyard) and estimated salvage value of the vessels based on period end ten-year historical average demolition prices per light-weight ton.

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

Our impairment test as of December 31, 2018 on our vessels held and used, which also involved sensitivity tests on the future time charter rates, (which is the input that is most sensitive to variations), allowing for variances of up to 7.2%, depending on the vessel type on time charter rates from our base scenario, indicated no impairment on any of our vessels that were held and used. It should be noted that although management believes that those vessels with Scrubbers installed should confer a premium on future daily charter rates, which may be substantial, due to lack of existing Scrubber-installed charter contracts supporting such estimation, no such premium was incorporated in the estimated future rates of such vessels.

Our analysis for the year ended December 31, 2017 indicated an impairment charge of $91.3 million recorded in the statement of operations, relating to the write down to the estimated fair value of the carrying amount of four of our vessels, namely the M/V Panayiota K, the M/V Efrossini, the M/V Venus History, and the M/V Andreas K. These four vessels were purchased at the high end of the market and did not have long term period time charters at favorable rates compared to our other vessels purchased at the same time. The review of the carrying amount for each of our remaining vessels held and used as of December 31, 2017, indicated that such carrying amounts were recoverable.

Our comparison of the actual 2018 net receipts to the forecast net receipts used in the impairment test performed for the year ended December 31, 2017 indicated a favorable variance of 18.7%, between actual net receipts during 2018 and net receipts forecast by the Company for the same period, due to improvements in the dry bulk market rates during 2018, which were not anticipated.

To assist investors in evaluating the possible impact on future results of operations, the following table shows the effect on the Company’s impairment analysis of using the 3-year, 5-year and 15-year historical average daily rates as of December 31, 2018, as opposed to using the 10-year historical average daily rates.

	3-Year	Impairment Charge	5-Year	Impairment Charge	15-Year	Impairment Charge
	Historical Average Daily Rates	(in USD million)	Historical Average Daily Rates	(in USD million)	Historical Average Daily Rates	(in USD million)
Panamax Class Vessels	$9,986	10.5	$9,897	10.9	$21,161	0.0
Kamsarmax Class Vessels	$10,585	8.8	$10,491	8.8	$22,431	0.0
Post Panamax Class Vessels	$11,184	43.3	$11,085	43.3	$23,701	0.0
Capesize Class Vessels	$13,159	33.0	$14,247	0.0	$37,323	0.0
Total		95.6		63.0		0.0

At each quarter-end, the Company assesses the assumptions used for performing its impairment analysis, and considers the appropriate duration of historical average charter rates to be used.

While the Company intends to continue to hold and operate its vessels, the following table presents the carrying values of the Company’s vessels and indicates whether their estimated fair market values, were below their carrying values as of December 31, 2017 and 2018. The carrying value of each of the Company’s vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel was sold. The Company’s estimates of basic market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind and are based on the estimated market values for our vessels received from third-party independent shipbrokers approved by our banks. In addition, because vessel market values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record impairment for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying value is not recoverable.

To assist investors in evaluating the possible impact on future results of operations, the following table shows the number of vessels whose estimated basic market value, exceeded their carrying value and their aggregate carrying value in each case, as of December 31, 2017 and December 31, 2018, respectively. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values.

	As of December 31, 2017			As of December 31, 2018
	Number of vessels		Aggregate Carrying Value	Number of vessels		Aggregate Carrying Value
			($ US Million)			($ US Million)
Vessels whose fair market value was below their carrying value	20	(1)	629.4	21	(2)	616.6
Vessels whose carrying value was written down to their estimated fair market value	4		87.2	–		–
Vessels whose fair market value, exceeded their carrying value	15		226.3	20		338.7
Total	39		942.9	41		955.3
57

(1)	As of December 31, 2017, the aggregate carrying value of these 20 vessels was $141.8 million more than their fair market value, based on broker quotes.

(2)	As of December 31, 2018, the aggregate carrying value of these 21 vessels was $120.6 million more than their fair market value, based on broker quotes.

Recent accounting pronouncements

Refer to Note 2 of the consolidated financial statements included elsewhere in this annual report.

Results of Operations

Year ended December 31, 2018 compared to year ended December 31, 2017

During the year ended December 31, 2018, we had an average of 39.9 drybulk vessels in our fleet. During the year ended December 31, 2017, we had an average of 38.0 drybulk vessels in our fleet.

During the year ended December 31, 2018, we acquired Pedhoulas Cedrus, a Kamsarmax newbuild vessel, and Mount Troodos, a secondhand Capesize class vessel.

During the year ended December 31, 2017, we acquired Agios Spyridonas, a secondhand Post-Panamax class vessel, and Pedhoulas Rose, a Kamsarmax class newbuild vessel.

Revenues

Revenues increased by 30.8%, or $47.5 million, to $201.5 million during the year ended December 31, 2018 from $154.0 million during the year ended December 31, 2017, due to the following factors: (i) an increase in the TCE rate for 2018 by 25.4% to $13,102 compared to $10,451 for 2017 due to increase in prevailing charter rates, and (ii) an increase in operating days for the year ended December 31, 2018 by 2.9% to 14,075 days compared to 13,673 days for the year ended December 31, 2017, mainly due to the delivery of the vessels Pedhoulas Cedrus and Mount Troodos.

Commissions

Commissions to unaffiliated ship brokers, other brokers associated with our charterers and our charterers during the year ended December 31, 2018 amounted to $8.4 million, an increase of $2.4 million, or 40.0%, compared to $6.0 million during the year ended December 31, 2017. Commissions as a percentage of revenues remained rather stable at 4.2% of revenues during the year ended December 31, 2018 compared to 3.9% of revenues during the year ended December 31, 2017.

Voyage expenses

During the year ended December 31, 2018, we recorded voyage expenses of $6.4 million, compared to $3.9 million during the year ended December 31, 2017, a 64.1% increased mainly due to an increase in vessel repositioning expenses affected by higher fuel prices.

Vessel operating expenses

Vessel operating expenses increased by 20.3% to $63.5 million during the year ended December 31, 2018 from $52.8 million during the year ended December 31, 2017, with the contribution of the 5.1% increase of ownership days from 13,858 in 2017 to 14,568 in 2018. Daily operating expenses increased by 14.4% to $4,360 during the year ended December 31, 2018 from $3,810 during the year ended December 31, 2017.

The increase in vessel operating expenses was primarily attributed to:

(i) the increase in cost for spares, stores and provisions by 49.5% to $13.9 million in 2018, compared to $9.3 million in 2017;

(ii) the increase in crew wages and related costs by 7.8% to $33.3 million in 2018, compared to $30.9 million in 2017, primarily due to currency fluctuation and increased ownership days;

(iii) the increase in repairs, maintenance and drydocking costs by 78.4% to $6.6 million in 2018, compared to $3.7 million in 2017, primarily due to the nine drydockings performed during 2018, compared to five completed during 2017; and

(iv) the increase in lubricant costs by 21.9% to $3.9 million in 2018, compared to $3.2 million in 2017, primarily due to higher prices.

Other factors influencing vessel operating expenses such as costs for insurance, taxes and other miscellaneous expenses had a minor increased effect on operating expenses.

The Company expenses drydocking and pre-delivery costs as incurred, which costs may vary from period to period. Vessel operating expenses excluding vessel drydocking and pre-delivery costs increased by 16.6% to $60.3 million in 2018, compared to $51.7 million in 2017. Drydocking expense is related to the number of drydockings in each period and pre-delivery expense is related to the number of vessel deliveries and secondhand acquisitions in each period. Certain other shipping companies may defer and amortize drydocking expense. Consequently, daily operating expenses, excluding vessel drydocking and pre-delivery costs, increased by 11.0% to $4,141 during the year ended December 31, 2018 from $3,731 during the year ended December 31, 2017.

Depreciation

Depreciation expense decreased by 6.4% to $48.1 million during the year ended December 31, 2018, compared to $51.4 million during the year ended December 31, 2017, due to impairment loss of $91.3 million recorded during the year ended December 31, 2017, which reduced the carrying value of four of our vessels.

General and administrative expenses

General and administrative expenses increased by 19.3% to $19.2 million during the year ended December 31, 2018, compared to $16.1 million during the year ended December 31, 2017. The increase of $3.1 million is mainly due to the increase in the management fees charged by our Managers of $16.5 million in 2018 from $13.5 million in 2017. Management fees in 2018 compared to 2017 were increased due to: (i) increase of ownership days from 13,858 in 2017 to 14,568 in 2018 and (ii) increase of the fees paid to our Managers.

As a result:

•	Daily general and administrative expenses increased by 13.6% at $1,321 during the year ended December 31, 2018, from $1,163 during the year ended December 31, 2017;

•	Daily management fees which are part of daily general and administrative expenses increased by 16.4% to $1,135 during the year ended December 31, 2018, from $975 during the year ended December 31, 2017; and

•	Daily company administration expenses, which are part of daily general and administrative expenses, decreased by 1.1% to $186 during the year ended December 31, 2018, from $188 during the year ended December 31, 2017.

Interest expense

Interest expense increased by 10.8% to $25.7 million during the year ended December 31, 2018, compared to $23.2 million, during the year ended December 31, 2017. This was the result of the increase in the weighted average interest rate of our outstanding indebtedness of 4.428% per annum (“p.a.”) for the year ended December 31, 2018 as a result of the increased USD LIBOR, compared to the weighted average interest rate of our outstanding indebtedness of 3.838% p.a. for the year ended December 31, 2017, partly offset by the decrease in average loans outstanding of $572.2 million during the year ended December 31, 2018, compared to the average loans outstanding of $594.6 million during the year ended December 31, 2017. The total principal amount of loans outstanding as of December 31, 2018 was $579.6 million, compared to $571.8 million as of December 31, 2017.

Impairment loss

We did not incur any impairment loss for the year ended December 31, 2018, compared to $91.3 million for the year ended December 31, 2017. The impairment loss recorded in December 31, 2017 related to the write down of the carrying value of four of our vessels to their estimated fair market value as our impairment test indicated that the carrying amount of these vessels may not be recoverable.

Year ended December 31, 2017 compared to year ended December 31, 2016

During the year ended December 31, 2017, we had an average of 38.0 drybulk vessels in our fleet. During the year ended December 31, 2016, we had an average of 36.6 drybulk vessels in our fleet.

During the year ended December 31, 2017, we acquired Agios Spyridonas, a secondhand Post-Panamax class vessel, and Pedhoulas Rose, a Kamsarmax class newbuild vessel, and we completed the sale of Hull No. 1551, a Kamsarmax newbuild vessel.

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

Voyage expenses

During the year ended December 31, 2017, we recorded voyage expenses of $3.9 million, compared to $7.7 million during the year ended December 31, 2016, a 49.4% decline mainly due to a decrease in vessel repositioning expenses affected by lower fuel prices.

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

(ii)   the increase in crew wages and related costs by 4.4% to $30.9 million in 2017, compared to $29.6 million in 2016, primarily due to currency fluctuation; and

(iii)   the increase in repairs, maintenance and drydocking costs by 32.1% to $3.7 million in 2017, compared to $2.8 million in 2016.

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

Interest expense

Interest expense increased by 18.4% to $23.2 million during the year ended December 31, 2017, compared to $19.6 million, during the year ended December 31, 2016. This was the result of the increase in the weighted average interest rate of our outstanding indebtedness of 3.838% p.a. for the year ended December 31, 2017 as a result of the increased USD LIBOR, compared to the weighted average interest rate of our outstanding indebtedness of 3.290% p.a. for the year ended December 31, 2016, partly offset by the decrease in average loans outstanding of $594.6 million during the year ended December 31, 2017, compared to the average loans outstanding of $609.6 million during the year ended December 31, 2016. The total principal amount of loans outstanding as of December 31, 2017 was $571.8 million, compared to $587.7 million as of December 31, 2016.

Gain/(Loss) on derivatives

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

B.	Liquidity and Capital Resources

As of December 31, 2018, we had liquidity of $92.5 million consisting of cash, cash equivalents and bank time deposits of $81.8 million and $10.7 million in restricted cash; aggregate additional financing capacity of $13.2 million under an agreement of our Company to issue common equity to an unaffiliated third party in respect of our contracted newbuild with Hull No. 1772 scheduled to be delivered to us in first half of 2020; ability to draw additional indebtedness for one unencumbered vessel; existing fleet of 41 vessels and one vessel in our orderbook; remaining capital expenditure requirements, relating to the purchase consideration of the newbuild, of $30.4 million, with scheduled payments of $7.0 million in 2019 and $23.4 million in 2020; and remaining vessel upgrades and improvements, relating to the Scrubbers and BWTS investments, of $26.7 million, with scheduled payments of $22.5 million in 2019, $1.7 million in 2020, $2.1 million in 2021 and $0.4 million in 2022. As of December 31, 2018, our aggregate debt outstanding was $579.6 million of which $37.4 million was the current portion of long term debt payable within the next 12 months.

As of March 8, 2019, we had liquidity of $90.9 million consisting of cash, cash equivalents and bank time deposits of $80.5 million and $10.4 million in restricted cash; aggregate additional financing capacity of $13.2 million under an agreement of our Company to issue common equity to an unaffiliated third party in respect of our contracted newbuild with Hull No. 1772 scheduled to be delivered to us in 2020; ability to draw additional indebtedness for one unencumbered vessel; existing fleet of 41 vessels and one vessel in our orderbook; remaining capital expenditure requirements, relating to the purchase consideration of the newbuild, of $30.4 million, with scheduled payments of $7.0 million in 2019 and $23.4 million in 2020; and remaining vessel upgrades and improvements, relating to the Scrubbers and BWTS investments, of $26.7 million, with scheduled payments of $22.5 million in 2019, $1.7 million in 2020, $2.1 million in 2021 and $0.4 million in 2022.

Our primary liquidity needs are to fund financing expenses, debt refinancing or repayment, vessel operating expenses, general and administrative expenses, capital expenditures in relation to vessel acquisitions and vessel improvements, and dividend payments to our stockholders. We anticipate that our primary sources of funds will be existing cash and cash equivalents as of December 31, 2018 of $81.8 million, restricted cash of $10.7 million, cash generated from operations, equity financing under our agreement to issue common shares to an unrelated third party of $13.2 million, additional indebtedness against one unencumbered vessel and, possibly, other equity financing.

In our opinion, the contracted cash flow from operations, the issuance of common equity, and the existing cash and cash equivalents will be sufficient to fund the operations of our fleet and any other present financial requirements of the Company, including our working capital requirements, and our capital expenditure requirements at least through the end of the first quarter of 2020. However, we may seek additional indebtedness to refinance our debt and to maintain a strong cash position. Future needs in relation to financing and investing activities may involve refinancing of existing debt and financing of any future fleet replacement and expansion program or fleet upgrades and improvements. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial and equity markets and contingencies and uncertainties that are beyond our control. To the extent that market conditions deteriorate, charterers may default or seek to renegotiate charter contracts, and vessel valuations may decrease, resulting in a breach of our debt covenants. In addition, refinancing of our existing debt in the future may be difficult. In such case our contracted revenues may decrease and we may be required to make additional prepayments under existing loan facilities, resulting in additional financing needs. If we acquire additional vessels, our capital expenditure requirements will increase and we will need to rely on existing cash and time deposits, debt financing and operating cash surplus.

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

We paid dividends to our common stockholders each quarter between the date of our initial public offering in June 2008 and the second quarter of 2015. We have not paid any dividends to our common stockholders since the second quarter of 2015. During 2018, we declared and paid four quarterly consecutive dividends of $0.50 per share for each, of Series C Preferred Shares, totaling $4.6 million, and of Series D Preferred Shares, totaling $6.4 million. In addition, we declared and paid one quarterly dividend of $0.50 per share and one final dividend of $0.11667 per share of Series B Preferred Shares, totaling $234. On February 20, 2018, we completed the redemption of the outstanding 379,514 Series B Preferred Shares at a redemption price of $25.00 per Series B Preferred Share plus all accumulated and unpaid dividends to, but excluding, the Redemption Date. The aggregate amount paid to redeem the Series B Preferred Shares was $9.5 million. In January 2019, we declared and paid a quarterly dividend of $0.50 per share for each of Series C Preferred Shares, totaling $1.1 million, and of Series D Preferred Shares, totaling $1.6 million.

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

Cash Flows

Cash and cash equivalents increased to $51.9 million as of December 31, 2018, compared to $46.2 million as of December 31, 2017. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars and Euros.

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to $85.4 million in 2018, $50.1 million in 2017 and $13.5 million in 2016, consisting of net income after non-cash items of $77.8 million, $52.5 million and $16.2 million plus a decrease in working capital of $7.6 million, and less an increase in working capital of $2.4 million and $2.7 million in 2018, 2017 and 2016 respectively. The major drivers of the change of net cash provided by operating activities are the increased net revenues we earned from chartering our vessels of $45.2 million in 2018 compared to 2017 and $38.2 million in 2017 compared to 2016 reduced by the increased cash outflows related to operating expenses of $10.7 million in 2018 compared to 2017 and $3.3 million in 2017 compared to 2016.

Net Cash Used in Investing Activities

Net cash flows used in investing activities were $63.7 million for the year ended December 31, 2018 compared to $39.6 million for the year ended December 31, 2017. The net increase in cash flows used in investing activities of $24.1 million from 2017 is mainly attributable to the following factors: (i) a decrease of $14.0 million in payments for vessel acquisitions, advances for vessels under construction and major improvements during the year ended December 31, 2018 compared to the same period of 2017; (ii) zero proceeds from asset sales during the year ended December 31, 2018, compared to $20.5 million proceeds during the year ended December 31, 2017 and (iii) a net increase of $17.8 million in time deposits during the year ended December 31, 2018, compared to a net increase of $0.2 million during the same period of 2017.

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

Net Cash Used in Financing Activities

Net cash flows used in financing activities were $15.6 million for the year ended December 31, 2018, compared to net cash flows used in financing activities of $47.1 million for the year ended December 31, 2017. This decrease in cash flows used in financing activities of $31.5 million, compared to the year ended December 31, 2017, is mainly attributable to an increase in proceeds from long-term debt by $72.3 million compared to the year ended December 31, 2017, zero payment for Tender offer redemption of preferred shares and tender offer expenses during the year ended December 31, 2018, compared to $25.2 million during the same period of 2017 and a decrease in dividends paid of $0.9 million offset by an increase of $56.9 million in long term debt principal payments, an increase in repurchases of common and preferred stock by $10.0 million compared to the same period ended December 31, 2017.

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

Credit Facilities

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt. We or our subsidiaries have generally entered into credit facilities in order to finance the acquisition of our vessels, to refinance existing indebtedness and for general corporate purposes. In 2018, (a) four of our subsidiaries entered into a credit facility which was used to refinance an existing credit facility and part of the purchase price of a secondhand vessel that was acquired in 2018, (b) four of our subsidiaries entered into a credit facility which was used to refinance an existing credit facility and part of the purchase price of a secondhand vessel that was acquired in 2017, (c) three of our subsidiaries entered into a credit facility which was used to refinance two existing credit facilities, (d) one of our subsidiaries entered into a credit facility which was used to refinance an existing credit facility, (e) four of our subsidiaries entered into a credit facility which was used to partially refinance an existing credit facility and (f) we entered into a credit facility for general corporate purposes and made a drawing under such credit facility in 2018.

The term of our 15 credit facilities outstanding on December 31, 2018, ranged from three to 12 years. They are generally repaid by quarterly or semi-annual principal installments and a balloon payment due on maturity, with the exception of two credit facilities which are repaid by semi-annual principal installments without balloon payments and two that are payable by principal installments every 45 days and a balloon payment due on maturity. We generally pay interest at LIBOR plus a margin, except for four facilities, under two of which principal amounts bear a fixed interest and under two of which a portion of the principal amounts bear interest at the Commercial Interest Reference Rate published by the Organization for Economic Co-operation and Development applicable on the date of signing of the relevant loan agreements. The obligations under our credit facilities are secured by, among other types of security, first priority mortgages over the vessels owned by the respective borrower subsidiaries, first priority assignments of all insurances and earnings of the mortgaged vessels and guarantees by us.

During 2018, we incurred an additional $187.5 million of indebtedness under our credit facilities and we repaid $179.7 million of our indebtedness. As of December 31, 2018, we had 15 outstanding credit facilities with a combined outstanding balance of $579.6 million. These debt facilities had maturity dates between 2021 and 2027. For a description of our debt facilities as of December 31, 2018, please see Note 6 of the consolidated financial statements included elsewhere in this annual report. During 2019, we are scheduled to repay $37.4 million of our long-term debt outstanding as of December 31, 2018.

Covenants Under Credit Facilities

The credit facilities impose operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit our subsidiaries’ ability to, among other things, and subject to exceptions set forth in such credit facilities:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;

•	enter into certain long-term charters without the lenders’ consent;

•	incur additional indebtedness, including through the issuance of guarantees;

•	change the flag, class or management of the vessel mortgaged under such facility or terminate or materially amend the management agreement relating to such vessel;

•	create liens on their assets;

•	make loans;

•	make investments;

•	make capital expenditures;

•	undergo a change in ownership or control or permit a change in ownership and control of our Managers;

•	sell the vessel mortgaged under such facility; and

•	permit our chief executive officer to change.

Our existing credit facilities also require certain of our subsidiaries to maintain financial ratios and satisfy financial covenants. Depending on the credit facility, certain of our subsidiaries are subject to financial ratios and covenants requiring that these subsidiaries:

•	meet the Minimum Value Covenant of 120% for credit facilities outstanding;

•	maintain a minimum cash balance per vessel with the respective lender from $150,000 to $1,000,000 as the case may be; and

•	ensure that we comply with certain financial covenants under the guarantees described below.

In addition, under guarantees we have entered into with respect to certain of our subsidiaries’ existing credit facilities, we are subject to financial covenants. Depending on the guarantee, these financial covenants include the following:

•	under the Consolidated Leverage Covenant, our total consolidated liabilities divided by our total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment, and the book value of all other assets) must not exceed 85% for credit facilities outstanding with commercial financing institutions and 80% for credit facilities outstanding with government owned export credit institutions;

•	under the Net Worth Covenant, our total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment, and the book value of all other assets) less
65

our total consolidated liabilities must not be less than $150,000,000, for credit facilities outstanding with government owned export credit institutions and for credit facilities outstanding with commercial financing institutions;

•	under the EBITDA Covenant, the ratio of our EBITDA over consolidated interest expense must not be less than 2.0:1, on a trailing 12 months’ basis, applicable as of January 1, 2018 onwards, for credit facilities outstanding with commercial financing institutions;

•	the ratio of our aggregate debt to EBITDA must not exceed 5.5:1 on a trailing 12 months’ basis, applicable as of June 30, 2020 (our next testing date) onwards for credit facilities outstanding with government owned export credit institutions;

•	our consolidated debt must not exceed $580,000,000 on June 30, 2019 and December 31, 2019 for credit facilities outstanding with government owned export credit institutions;

•	payment of dividends is subject to no event of default having occurred and be continuing or would occur as a result of the payment of such dividends; and

•	a minimum of 30% or 35.0%, as the case may be, of our shares shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities and, in the case of one facility, Polys Hajioannou beneficially holds a minimum of 20% of the voting and ownership rights.

The Minimum Value Covenant, Consolidated Leverage Covenant, EBITDA Covenant and Net Worth Covenant do not apply to the loan facility with our subsidiary Shikokuepta Shipping Inc., and the Minimum Value Covenant and EBITDA Covenant do not apply to financing agreements entered into by our subsidiaries Maxeikosiena Shipping Corporation, and Youngtwo Shipping Inc.

As of December 31, 2018, the Company was in compliance with all debt covenants that were in effect with respect to its loan and credit facilities.

C.	Research and Development, Patents and Licenses

We have not incurred expenditures relating to research and development, patents or licenses for the last three years.

D.	Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for drybulk vessel services. During 2017, the BDI experienced significant volatility, reaching an annual low of 685 on February 14, 2017 and an annual high of 1,743 on December 12, 2017. During 2018, the BDI remained volatile, reaching an annual low of 948 on April 6, 2018 and an annual high of 1,774 on July 24, 2018.

As of March 8, 2019, the BDI was 649.

The decline and volatility in charter rates in the drybulk market reflects in part the fact that the supply of drybulk vessels in the market has been increasing. Demand for drybulk vessel services is influenced by global financial conditions. Global financial conditions remain volatile and demand for drybulk services may decrease in the future. There has been a pattern of volatility in recent years. For example, after reaching historical highs in mid-2008, charter hire rates for Panamax and Capesize drybulk vessels reached near historically low levels. For example, the BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94% within a single calendar year. See also “Item 3. Key Information—D. Risks Inherent in Our Industry and Our Business—The international drybulk shipping industry is cyclical and volatile, having reached historical highs in 2008 and historical lows in 2016. Charter rates have improved in 2018, but have been volatile in the start of 2019. Cyclicality and volatility may lead to reductions in our charter rates, vessel values and results of operations.”

As of March 8, 2019, 16 of our 41 vessels are employed or scheduled to be employed in period time charters with outstanding duration of more than three months. Additionally, we believe we have structured our capital expenditure requirements, debt commitments and liquidity resources in a way that will provide us with financial flexibility (see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” for more information).

Our TCE rate for the periods ended December 31, 2016, 2017 and 2018 was $7,659, $10,451 and $13,102 respectively, as a result of our increasing exposure to prevailing spot market conditions. During 2018, Glencore Grain B.V. accounted for 14.73% and Bunge S.A. accounted for 13.76% of our revenues.

During 2018, 15.8% of our revenue was derived from three vessels with long period time charters, contracted in previous years with original durations of 10 to 20 years and with a weighted average TCE rate of $29,115. The remaining 84.2% of our revenue was derived from the employment of 38 vessels, under voyage, spot and period time charters with original durations up to 3 years with a TCE rate of $11,596.

During 2017, 21.1% of our revenue was derived from three vessels with long period time charters, contracted in previous years with original durations of 10 to 20 years and with a weighted average TCE rate of $28,921. The remaining 78.9% of our revenue was derived from the employment of 36 vessels, under spot and period time charters with original durations up to 3 years with a TCE rate of $8,858.

As of March 8, 2019, we had a total of 41 vessels in our fleet and expected to take delivery of one additional newbuild vessel in 2020. As of March 8, 2019, we have contracted 39% of our expected ownership days for the remainder of 2019. Our contracted TCE rate for the remainder of 2019, calculated on the basis of all existing contracts and customary assumptions in relation to voyage expenses, as of March 8, 2019, was $14,055.

Our employment profile as of March 8, 2019, included three period time charterer contracts contracted in previous years with original durations of 10 to 20 years, with an average expected remaining charter duration of 6.8 years and with an expected TCE rate for the remainder of 2019 of $28,790, and 38 spot and period time charters with an expected average remaining charter duration of 3.5 months, and an expected TCE rate of $10,612. Vessels whose charters expire or are early redelivered or terminated within 2019 will be chartered at prevailing charter market conditions, which may substantially influence our revenues, the valuation of our vessels, our results of operations and our dividend distributions.

As of March 8, 2019, we had not received any notice of early redelivery or termination for any of our charters.

E.	Off-Balance Sheet Arrangements

As of December 31, 2018, we did not have any off-balance sheet arrangements.

F.	Contractual Obligations

Our contractual obligations as of December 31, 2018 were:

	Total	Less than 1 year (2019)	1-3 years (2020-2021)	3-5 years (2022-2023)	More than 5 years (after January 1, 2024)
	(in thousands of U.S. dollars)
Long-term debt obligations	$579,579	$37,431	$144,380	$155,398	$242,370
Interest payments(1)	128,729	27,322	50,673	35,552	15,182
Payments to our Managers(2) (3)	45,253	18,684	26,569	—	—
Newbuild contracts(3)	29,535	6,600	22,935	—	—
Scrubbers and BWTS(4)	26,740	22,475	3,905	360	—
Total	809,836	112,512	248,462	191,310	257,552

(1)	Amounts shown reflect estimated interest payments we expect to make with respect to our long-term debt obligations. The interest payments reflect an assumed LIBOR-based applicable interest rate of 2.876% (the six-month LIBOR rate as of December 31, 2018), plus the relevant margin of the applicable credit facility. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Interest Rate Swaps” for more information.

(2)	Represents the daily ship management fee of €875 per vessel and the annual ship management fee of €3,000,000 prorated to the actual days based on the management fees currently in effect calculated based on the exchange rate of €/US$ as of December 31, 2018. In addition, it includes amounts payable to our Managers under the Management Agreements in respect of the acquisition fee for the one
67

newbuild vessel and the supervision fee for the one newbuild vessel which is described elsewhere herein. The initial term of the Management Agreements with our Managers expires in May 2021 and we expect to enter into new agreements with the Managers upon their expiration.

(3)	Represents outstanding contractual payments under the memorandum of agreement for the acquisition of Hull No. 1772. It does not include the amounts payable to our Managers for supervision fees and commissions, under such memorandum of agreement, which are included under “Payments to our Managers” on the above table.

(4)	Amounts shown reflect estimated payments we expect to make with respect to our Scrubbers and BWTS obligations calculated based on the exchange rate of €/US$ as of December 31, 2018, according to contracts with the relevant equipment suppliers. It does not include payments we expect to make to the relevant shipyards.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth, as of March 8, 2019, information regarding our directors and executive officers.

Name	Age	Position
Polys Hajioannou	52	Chief Executive Officer, Chairman of the Board and Class I Director
Dr. Loukas Barmparis	56	President, Secretary and Class II Director
Konstantinos Adamopoulos	56	Chief Financial Officer and Class III Director
Ioannis Foteinos	60	Chief Operating Officer and Class I Director
Christos Megalou	59	Class II Director
Frank Sica	68	Class III Director
Ole Wikborg	63	Class I Director

Certain biographical information about each of these individuals is set forth below. The term of our Class I directors expires in 2021, the term of our Class II directors expires in 2019 and the term of our Class III directors expires in 2020.

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

Ioannis Foteinos is our Chief Operating Officer and has been a member of our board of directors since February 2009. Mr. Foteinos has 30 years of experience in the shipping industry. After obtaining a bachelor’s degree in nautical studies from Sunderland University, he joined the predecessor of Safety Management in 1987, where he served as Chartering Manager until 2017. Presently he serves as Chartering Manager with Safe Bulkers Management Ltd. in Cyprus, which he joined in May 2017.

Christos Megalou has been a member of our Board of Directors since 2016 and serves as a member of our audit and our corporate governance, nominating and compensation committee. Mr. Megalou has been the Chief Executive Officer of Piraeus Bank SA since 2017. Mr. Megalou has been a Distinguished Fellow of the Global Federation Of Competitiveness Councils in Washington, D.C. since 2016. From 2015 to 2016, Mr. Megalou served as senior advisor to Fairfax Financial Holdings. From 2013 to 2015, Mr. Megalou served as the Chief Executive Officer and Chairman of the Executive Board of Eurobank Ergasias SA and was the Deputy Chairman of the Hellenic Bank Association in Greece. From 2010 to 2013, Mr. Megalou served as Chairman of the Hellenic Bankers Association in the U.K. From 1997 to 2013, he was Vice-Chairman of Southern Europe, Co-head of Investment Banking for Southern Europe and Managing Director in the Investment Banking Division of Credit Suisse in London. From 1991 to 1997, he was a Director at Barclays de Zoete Wedd. From 1991 to 1996, he was Deputy Chairman of the British Hellenic Chamber of Commerce. He started his career in 1984 as an auditor in Arthur Andersen in Athens. Mr. Megalou holds a Bachelor of Science degree in economics from the University of Athens and an M.B.A. in finance from Aston University in Birmingham, United Kingdom.

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

Ole Wikborg has been a member of our board of directors and of our audit committee and chairman and member of our corporate governance, nominating and compensation committee since 2008. Mr. Wikborg has been involved in the marine and shipping industry in various capacities for over 35 years. From 2002 to 2016, Mr. Wikborg has served as a member of the management team, a director and a senior underwriter of the Norwegian Hull Club, based in Oslo, Norway. In 2016, he moved to London to take up the position as the head of the London branch of Norwegian Hull Club, established that year. From 2002 to 2006, Mr. Wikborg also served as a member and chairman of the Ocean Hull Committee of the International Union of Marine Insurance (“IUMI”). Since 2006, he has served as Vice President and a member of the Executive Board of the IUMI, and he was elected as President of IUMI from 2010 to 2014. Since 1997, Mr. Wikborg has served as a board member of the Central Union of Marine Insurers, based in Oslo, and was that organization’s Chairman from 2009 to 2013. From 1997 until 2002, Mr. Wikborg served as the senior vice president and manager of the marine and energy division of the Zurich Protector Insurance Company ASA. Prior to his career in marine insurance, Mr. Wikborg served in the Royal Norwegian Navy, attaining the rank of Lieutenant Commander.

B.	Compensation of Directors and Senior Management

Our Managers, pursuant to the terms of the applicable Management Agreements, have historically provided to us our executive officers. For the year ended December 31, 2018, none of the executive officers and senior management were employed directly by us. For a discussion of the fees payable to our Managers, refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements.” Also, we

do not have any service contracts with any of our non-executive directors that provide for benefits upon termination of their services.

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

As of December 31, 2018, we had seven members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. None of our directors is a party to service contracts with us providing for benefits upon termination of employment. Information regarding the period which each director served and the date of expiration of each director’s current term is included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

During the fiscal year ended December 31, 2018, the full board of directors held four meetings. Each director attended all of the meetings of committees of which the director was a member in person or electronically, with the exception of one meeting not attended by the chairman of the audit committee. Our board of directors has determined that each of Messrs. Sica, Megalou and Wikborg are independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the SEC. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the chairman of the audit committee, Mr. Frank Sica, or to the chairman of the corporate governance, nominating and compensation committee, Mr. Ole Wikborg, may do so by writing to our Secretary, Dr. Loukas Barmparis, Safe Bulkers, Inc., e-mail: directors@safebulkers.com.

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
71

•	handling such other matters that are specifically delegated to the corporate governance, nominating and compensation committee by the board of directors from time to time.

D.	Employees

Our executive officers are provided by our Managers. As of December 31, 2018, approximately 844 people served on board the vessels in our fleet, and our Managers employed approximately 104 people on shore.

E.	Share Ownership

The Common Stock and Preferred Shares beneficially owned by our directors and executive officers and/or companies affiliated with these individuals is included in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below.

Equity Compensation Plans

We have agreed to provide the chairman of the audit committee, Mr. Frank Sica, as part of his remuneration, the annual equivalent of $60,000 in the form of shares of our Common Stock, and our non-executive independent directors, Mr. Ole Wikborg and Mr. Christos Megalou, as part of their remuneration, the annual equivalent of $30,000 each in the form of shares of our Common Stock.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding Common Stock and Preferred Shares as of March 8, 2019 held by:

•	each person or entity that we know beneficially owns 5.0% or more of our Common Stock;

•	our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of March 8, 2019 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership for each stockholder is based on 101,232,719 shares of Common Stock outstanding as of March 8, 2019. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Identity of Person or Group	Number of Shares of Common Stock Owned		Percentage of Common Stock	Number of Shares of Series C Preferred Shares	Percentage of Series C Preferred Shares	Number of Shares of Series D Preferred Shares	Percentage of Series D Preferred Shares
5% Beneficial Owners:
Vorini Holdings Inc.(1)	19,426,015		19.19%	—	—%	—	—%
Bellapais Maritime Inc.(2)	5,000,000		4.94%	—	—%	—	—%
Kyperounta Maritime Inc.(2)	5,000,000		4.94%	—	—%	—	—%
Lefkoniko Maritime Inc.(2)	5,000,000		4.94%	—	—%	—	—%
Akamas Maritime Inc.(2)	8,555,412		8.45%	—	—%	—	—%
Chalkoessa Maritime Inc.(2)	5,400,000		5.33%	—	—%	—	—%
Nicolaos Hadjioannou(3)	21,426,015		21.17%	—	—%	—	—%
Officers and Directors:	—		—%
Polys Hajioannou(4)	48,381,427		47.79%	67,399	2.93%	150,700	4.71%
Dr. Loukas Barmparis	*		*	*	*	*	*
Konstantinos Adamopoulos	*		*	*	*	*	*
Ioannis Foteinos	*		*	*	*	*	*
Frank Sica	*	(5)	*	*	*	*	*
Ole Wikborg	*		*	—	—%	—	—%
Christos Megalou	*		*	—	—%	—	—%
All executive officers and directors as a group (7 persons)	48,794,600		48.20%	92,399	4.02%	187,700	5.87%

*	Less than 1%

(1)	Controlled by Polys Hajioannou and his family.

(2)	Controlled by Polys Hajioannou.

(3)	By virtue of shares owned indirectly through Vorini Holdings, Inc. and other entities he controls.

(4)	By virtue of shares owned indirectly through Vorini Holdings, Inc., Bellapais Maritime Inc., Kyperounta Maritime Inc., Lefkoniko Maritime Inc., Akamas Maritime Inc., Chalkoessa Maritime Inc. and other entities he controls.

(5)	Partly held in a trust controlled by Frank Sica for the benefit of his family members.

In June 2008, we completed a registered public offering of our shares of Common Stock in which the selling stockholder was Vorini Holdings Inc., and our Common Stock began trading on the NYSE. Our major stockholders have the same voting rights as our other stockholders. As of March 8, 2019, we had 16 stockholders of record; three of these stockholders of record were located in the U.S. and held an aggregate 58,575,631 shares of Common Stock, representing approximately 57.86% of our outstanding shares of Common Stock. However, one of the U.S. stockholders of record is Cede & Co., a nominee of The Depository Trust Company, which holds 58,350,511 shares of our Common Stock. Accordingly, we believe that the shares held by Cede & Co. include shares of Common Stock beneficially owned by both holders in the U.S. and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control. We are not aware of any significant changes in the percentage ownership held by any major stockholders since our initial public offering.

The Hajioannou family owns approximately 50.95% of our outstanding Common Stock. They are able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. Shares of our Common Stock held by the Hajioannou family do not have different or unique voting rights.

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

Management Agreements

Under our Management Agreements, our Managers are responsible for providing us with executive, technical, administrative commercial and certain other services, which include the following:

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

Compensation of Our Managers

On May 29, 2008, Safe Bulkers signed a management agreement with Safety Management and on May 29, 2015, Safe Bulkers signed a management agreement with Safe Bulkers Management (collectively the “Old Management Agreements”). Under the Old Management Agreements, the Managers provided to Safe Bulkers executive officers and management services to vessel-owning subsidiaries. Each vessel-owning subsidiary had entered into, or in the case of vessels not yet delivered, would enter into, a management agreement with either one of the Managers (the “Old Ship Management Agreements”). Under these Old Ship Management Agreements, chartering, operations, technical and accounting services were provided to the vessels by the Manager. In accordance with the Old Management Agreements and the Old Ship Management Agreements, the Manager received a fixed fee per vessel calculated proportionally by the number of ownership days (the “Old Fixed Fee”), a fixed bareboat fee of $250 per managed vessel per day for bareboat charters (the “Old Bareboat Fee”) and a variable fee calculated on gross freight, charter hire, ballast bonus and demurrage (the “Old Variable Fee”). In addition, under the supervision agreements with respect to newbuilds (the “Old Supervision Agreements”), the Manager received a supervision fee of $550,000 in exchange for on-site supervision services with respect to all newbuilds, of which 50% was payable upon the signing of the relevant Supervision Agreement, and 50% was payable upon successful completion of the sea trials of each newbuild (the “Old Supervision Fee”). Furthermore, under the Old Management Agreements, the Manager received a sales fee of 1.00% calculated on the contract price for each vessel sold (the “Old Sale Fee”), payable upon the conclusion of the vessel sale, and an acquisition fee of 1.00% calculated on the contract price of each vessel constructed or purchased (the “Old Acquisition Fee”), payable upon the conclusion of the vessel acquisition in exchange for services provided in relation to a sale or an acquisition of a vessel respectively.

The Old Management Agreements provided inter alia that to the extent the executive officers were not provided by the Manager but were instead employed by Safe Bulkers, the management fee payable by Safe Bulkers was reduced, in arrears, by an amount equal to the aggregate costs of compensation and benefits and other incidental costs borne by the Company as a result of such employment.

The management fees could be adjusted annually effective May 29 of each year, the anniversary of our entry into the Old Management Agreements. During the years ended December 31, 2015, 2016 and 2017 and from January 1, 2018 until May 28, 2018, the Old Supervision Fee, the Old Sale Fee, the Old Bareboat Fee and the Old Acquisition Fee remained unchanged as per above. On May 29, 2015, the Old Fixed Fee was adjusted to $975 per day from $800 per day and the Old Variable Fee was adjusted to 0.00% from 1.25%.

On May 29, 2018, following the expiration of the Old Management Agreements, the Company signed the Management Agreements with the Managers, which have an initial term of three years expiring on May 28, 2021 and can be extended for two additional terms of three years each. The fees provided by the Management Agreements are fixed until May 29, 2021 and upon mutual agreement with the Managers, can be adjusted for a subsequent term of three years each time in May 29, 2021 and May 29, 2024.

Under our Management Agreements, in return for providing executive officers and technical, commercial and administrative services, our Managers receive a ship management fee of €875 per day per managed vessel for vessels in our fleet and $250 per managed vessel per day for bareboat charters and one of our Managers receives an annual ship management fee of €3 million. Further, our Managers receive a commission of 1.0% based on the contract price of any vessel bought and a commission of 1.0% based on the contract price of any vessel sold by it on our behalf, including any contracted newbuild. We also pay our Managers a supervision fee of $550,000 per newbuild, of which 50.0% is payable upon the signing of the relevant supervision agreement, and 50.0% is payable upon successful completion of the sea trials of each newbuild, for the on-premises supervision of all newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise.

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
75

Each year, our Managers prepare and submit to us a detailed draft budget for the next calendar year, which includes a statement of estimated revenue, estimated general and administrative expenses and a proposed budget for capital expenditures, repairs or alterations. Once approved by us, this draft budget becomes the approved budget.

Term and Termination Rights

Subject to the termination rights described below, the initial term of the Management Agreements will expire three years after the effective date (May 29, 2018) and is renewable for up to two additional three-year periods. After the expiration of the initial term, each Management Agreement will be automatically extended on a three-year basis up to two times, subject to our ability to terminate each Management Agreement upon written notice at least 24 months prior to the end of the current term. Each Management Agreement will expire on May 29, 2027 and we expect to enter into new agreements with the Managers upon their expiration. The terms of any such new agreements have not yet been determined.

Our Managers’ Termination Rights

Each Manager may terminate the applicable Management Agreement prior to the end of its term if:

•	an aggregate amount in excess of $100,000 payable by us is not paid when due or if due on demand, within 20 business days following demand by the Manager;

•	we default in the performance of any other material obligation under the Management Agreement and the matter is unresolved within 20 business days after we receive written notice of such default from the Manager;

•	the management fee determined by arbitration in respect of any three-year period following the initial term is unsatisfactory to the Manager, in which case the Manager may terminate the Management Agreement effective at the end of such term;

•	any acquisition of our shares or a merger, consolidation or similar transaction results in any “person” or “group” acquiring 40.0% or more of the total voting power of our or the resulting entity’s outstanding voting securities, and such percentage represents a higher percentage of such voting power than that held directly or indirectly by Polys Hajioannou;

•	the approval by our shareholders of a proposed merger, consolidation, recapitalization or similar transaction, as a result of which any person acquiring our shares of Common Stock becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 40.0% or more of the total voting power of the outstanding voting securities of the resulting entity following such transaction, and such percentage represents a higher percentage of such voting power than that held directly or indirectly by Polys Hajioannou; or

•	there is a change in directors after which at least one of the members of our board of directors is not a continuing director.

“Continuing directors” means, as of any date of determination, any member of our board of directors who was:

•	a member of our board of directors on May 29, 2018; or

•	nominated for election or elected to our board of directors with the approval of a majority of the directors then in office who were either directors on May 29, 2018 or whose nomination or election was previously so approved.
76

Our Termination Rights

In addition to certain standard termination rights, we may terminate each Management Agreement prior to the end of its term if:

•	the Manager commits a willful and material breach in the performance of any material obligation under our Management Agreement and the matter is not resolved within 40 business days after the Manager receives from us written notice of such default;

•	an aggregate amount in excess of $100,000 payable by the Manager to us or third parties under our Management Agreement is not paid or accounted for within 10 business days following written notice by us; or

•	any time after May 29, 2024, upon our delivery of 12 months’ written notice to the Manager (a “Third Term Termination Notice”).

A “willful and material breach” means, a material breach of the applicable Management Agreement, as determined by a final, non-appealable judgment of a court or independent tribunal of competent jurisdiction, that is a consequence of a deliberate act undertaken by the breaching party, with knowledge that the taking of such act would cause a breach of the applicable Management Agreement, and which act has subjected the Company and its subsidiaries, taken as a whole, to uninsured liability, individually or in the aggregate, in an amount in excess of $100,000,000.

Termination Fees

In the event that either Management Agreement is terminated prior to the fully-extended expiration date other than pursuant to (a) the Company’s termination of the applicable Management Agreement due to the Manager’s ceasing to conduct business, insolvency or force majeure, (b) a termination resulting from the Manager’s willful and material breach of the applicable Management Agreement or (c) a termination pursuant to a validly-delivered termination notice by the Company to the Manager (other than a Third Term Termination Notice), then, within three business days of such termination, the Company shall pay to Safe Bulkers Management an amount in cash equal to the Management Fees paid or payable to each Manager, in the aggregate, during the 36 months preceding the applicable termination.

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

Sale of Our Manager

Each Manager has agreed that, during the term of the Management Agreement and for one year after its termination, each Manager will not transfer, assign, sell or dispose of all or substantially all of its business that is necessary for the performance of its services under the Management Agreement without the prior written consent of our board of directors. Furthermore, during such period, in the event of any proposed change in control of the Manager, we have a 30-day right of first offer to purchase such Manager. Each Management Agreement defines a “proposed change in control of the Manager” to mean (a) the approval by the board of directors of the Manager or the shareholders of the Manager of a proposed sale of all or substantially all of the assets or property of the Manager necessary for the performance of its services under the Management Agreement or (b) the approval of any transaction that would result in: (i) Polys Hajioannou or Vorini Holdings Inc., or any entity controlled by, or under common control with, any of the above, beneficially owning, directly or indirectly, less than 60.0% of the outstanding voting securities or voting power of the Manager or Machairiotissa Holdings Inc. (the sole shareholder of the Manager), respectively, or (ii) Polys Hajioannou or Vorini Holdings Inc., or any entity controlled by, or under common control with, any of the above, together with all directors, officers and employees of the Manager beneficially owning, directly or indirectly, less than 80.0% of the outstanding voting securities or voting power of the Manager or Machairiotissa Holdings Inc., respectively.

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

The foregoing description of the restrictive covenant agreements does not purport to be complete and is qualified in its entirety by reference to the restrictive covenant agreements, copies of which are attached as Exhibit 4.3 and Exhibit 4.4 and incorporated herein by reference.

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

No related party transactions in relation to the sale of vessels or the novation of newbuild contracts occurred during 2018.

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

Dividend Policy

We paid our first quarterly dividend as a public company of $0.1461 per share of Common Stock in August 2008 and subsequent dividends of $0.475 per share of Common Stock in November 2008, $0.15 per share in February 2009, May 2009, August 2009, November 2009, February 2010, May 2010, August 2010, November 2010, February 2011, May 2011, August 2011, November 2011, February 2012, May 2012 and August 2012, and $0.05 per share of Common Stock in November 2012, March 2013, June 2013, September 2013 and $0.06 per share of Common Stock in December 2013. During 2014, we paid an aggregate amount of $18.4 million over three consecutive quarterly dividends, each in the amount of $0.06 per share of Common Stock, followed by one consecutive quarterly dividend in the amount of $0.04 per share of Common Stock. During 2015, the Company declared and paid one quarterly dividend of $0.02 per share of Common Stock followed by two quarterly dividends of $0.01 per share of Common Stock, totaling $3.3 million. The Company did not declare dividends on its Common Stock during 2016, 2017 or 2018.

We paid our first dividend of $0.26111 per share of Series B Preferred Shares in July 2013, and a subsequent dividend of $0.5111 per share of Series B Preferred Shares in October 2013. During 2014, we paid an aggregate amount of $3.2 million over four consecutive quarterly dividends, each in the amount of $0.50 per share of Series B Preferred Shares. During 2014, we paid an aggregate amount of $2.2 million over two consecutive quarterly dividends of $0.46667 and $0.50 per share of Series C Preferred Shares. During 2014, we paid an aggregate amount of $2.1 million over one quarterly dividend of $0.66667 per share of Series D Preferred Shares. During 2015, the Company declared and paid four quarterly consecutive dividends of $0.50 per share, of Series B Preferred Shares, totaling $3.2 million, of Series C Preferred Shares, totaling $4.6 million, and of Series D Preferred Shares, totaling $6.4 million. During 2016, the Company declared and paid four quarterly consecutive dividends of $0.50 per share, of Series B Preferred Shares, totaling $3.1 million, of Series C Preferred Shares, totaling $4.6 million, and of Series D Preferred Shares, totaling $6.4 million. During 2017, the Company declared and paid four quarterly consecutive dividends of $0.50 per share, of Series B Preferred Shares, totaling $1.3 million, of Series C Preferred Shares, totaling $4.6 million, and of Series D Preferred Shares, totaling $6.4 million. During 2018, we declared and paid one quarterly dividend of $0.50 per share of Series B Preferred Shares, totaling $0.2 million, and four quarterly consecutive dividends of $0.50 per share, of Series C Preferred Shares, totaling $4.6 million, and of Series D Preferred Shares, totaling $6.4 million. In January 2019, we declared and paid a quarterly dividend of $0.50 per share, of Series C Preferred Shares, totaling $1.1 million, and of Series D Preferred Shares, totaling $1.6 million.

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

Trading on the NYSE

Since our initial public offering in the U.S. on May 29, 2008, our Common Stock has been listed on the NYSE under the symbol “SB.” Since June 18, 2013 our Series B Preferred Shares have been listed on the NYSE under the symbol “SB PR B.” As a result of the redemption of all of our remaining outstanding Series B Shares on the Redemption Date, a Form 25 was filed by the NYSE with the SEC on February 21, 2018, and, accordingly, our Series B Preferred Shares were delisted from the NYSE on March 5, 2018. Since May 7, 2014, our Series C Preferred Shares have been listed on the NYSE under the symbol “SB PR C.” Since June 30, 2014, our Series D Preferred Shares have been listed on the NYSE under the symbol “SB PR D.”

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Under our articles of incorporation, our authorized capital stock consists of 200,000,000 shares of Common Stock, par value $0.001 per share, of which, as of December 31, 2018 and March 8, 2019, 103,005,748 and 101,232,719 shares were issued and outstanding, respectively, and 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of December 31, 2018 and March 8, 2019, 2,300,000 shares of Series C Preferred Shares and 3,200,000 shares of Series D Preferred Shares were issued and outstanding. Following the redemption of all outstanding Series B Preferred Shares on the Redemption Date, no shares of Series B Preferred Shares remained outstanding. Of this blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan.” All of our shares of stock are in registered form.

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

Directors

Under our articles of incorporation and bylaws, our directors are elected by a plurality of the votes cast at each annual meeting of the stockholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting. Our articles of incorporation and bylaws provide for a staggered board of directors whereby directors shall be divided into three classes: Class I, Class II and Class III. The term of our Class I directors expires in 2021, the term of our Class II directors expires in 2019 and the term of our Class III directors expires in 2020. At each annual meeting, individuals elected as directors are elected to hold office until the third succeeding annual meeting.

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

Preferred Stock

Our articles of incorporation authorize our board of directors, without any further vote or action by our stockholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan,” and as of March 8, 2019, 2,300,000 have been designated as Series C Preferred Shares and 3,200,000 have been designated as Series D Preferred Shares, and to determine, with respect to any series of preferred stock established by our board of directors, the terms and rights of that series, including:

•	the designation of the series;
83

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

Detachment of rights

The rights are attached to all certificates representing our outstanding Common Stock and will attach to all Common Stock certificates we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the rights plan, unless we redeem or exchange them earlier as described below. The rights will separate from the Common Stock and a rights distribution date will occur, subject to specified exceptions, on the earlier of the following two dates:

(i)	10 days following the first public announcement that a person or group of affiliated or associated persons or an “acquiring person” has acquired or obtained the right to acquire beneficial ownership of 15.0% or more of our outstanding Common Stock; or

(ii)	10 business days following the start of a tender or exchange offer that would result, if closed, in a person becoming an “acquiring person.”

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
84

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

Stockholders’ Derivative Actions

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of Common Stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates. The action must set forth with particularity the stockholder’s efforts to have the Board initiate such action or the reason for not making any such effort.

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

Blank Check Preferred Stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described above under “—Stockholder Rights Plan” and as of March 8, 2019, 2,300,000 have been designated as Series C Preferred Shares and 3,200,000 have been designated as Series D Preferred Shares. As of the Redemption Date, no shares of Series B Preferred Shares remained outstanding. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

If you are a non-United States holder, you may be required to establish your exemption from information reporting and backup withholding by certifying your status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable. If you sell our stock to or through a United States office or broker, the payment of the sales proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-

United States person, under penalties of perjury, or you otherwise establish an exemption. If you sell our stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements (but not backup withholding) will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell our stock through a non-United States office of a broker that is a United States person or has certain other connections with the United States.

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

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a web site maintained by the SEC at http://www.sec.gov.

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

We did not have any interest rate swap agreements outstanding as of December 31, 2018, although as of December 31, 2017 we had five interest rate swap agreements. From time to time we may enter into interest rate swap agreements in order to manage future interest costs and the risk associated with changing interest rates. Under our interest rate swap transactions that expired during 2018, the bank effected quarterly floating-rate payments to us for the relevant amount based on the three-month U.S. dollar LIBOR and we made quarterly payments to the bank on the relevant amount at the respective fixed rates. Refer to the table in Note 12 of the consolidated financial statements included elsewhere in this annual report which summarizes the interest rate swaps in place as of December 31, 2018 and December 31, 2017.

The following table sets forth the sensitivity of our existing loans as of December 31, 2018 as to a 100 basis point increase in LIBOR during the next five years, and reflects the additional interest expense.

Year	Amount
2019	$4.9 million
2020	4.8 million
2021	4.2 million
2022	3.4 million
2023	2.6 million

Foreign Currency Exchange Risk

We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2018 we incurred approximately 28.0% of our vessel operating expenses in currencies other than the U.S. dollar and approximately 66.0% of our management fee to our Managers in currencies other than the U.S. dollar. As of December 31, 2018, approximately 44.4% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar and were subject to exchange rate risk, as their value fluctuates with changes in exchange rates.

A hypothetical 10.0% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2018, would have increased our vessel operating expenses by approximately $1.8 million, our management fee to our Managers by approximately $1.1 million and the fair value of our outstanding accounts payable by approximately $0.3 million.

As of December 31, 2018, the majority of our outstanding contractual obligations to our Managers as well as all our outstanding commitments for vessel upgrades and improvements related to Scrubbers and BWTS investments were denominated in Euros, equivalent to $44.4 million and $26.7 million, respectively. A hypothetical 10% immediate adverse move in the Euro exchange rate from the rate in effect as of December 31, 2018, would have increased our outstanding contractual obligations to our Managers by approximately $4.4 million and our outstanding commitments for vessel upgrades and improvements related to Scrubbers and BWTS investments by approximately $2.7 million. While, from time to time, we have in the past used financial derivatives in the form of foreign exchange forward agreements to mitigate the risk associated with exchange rate fluctuations, currently, no such instruments are in place, although we may enter into foreign exchange forward agreements in the future in relation to the remaining expenditures denominated in Euros.

There have been no material quantitative changes in market risk exposures between 2018 and 2017.

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

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2018. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include without limitation controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2018.

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

In making its assessment of our internal control over financial reporting as of December 31, 2018, management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013 (“COSO”).

Management concluded that, as of December 31, 2018, our internal control over financial reporting was effective. Deloitte Certified Public Accountants S.A. (“Deloitte”), our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2018 which is reproduced in its entirety in Item 15(c) below.

C.	Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Safe Bulkers, Inc.
Majuro, Republic of the Marshall Islands

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Safe Bulkers, Inc. and its subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Company and our report dated March 20, 2019, expressed an unqualified opinion on those financial statements.

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

/s/ Deloitte Certified Public Accountants S.A.
Athens, Greece
March 20, 2019

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

We have adopted a Code of Business Conduct and Ethics for all officers and employees of our company, which incorporates a Code of Ethics for directors and a Code of Conduct for corporate officers, a copy of which is posted on our website, and may be viewed at http://www.safebulkers.com/corp_ethics.htm. We will also provide a paper copy of this document free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Dr. Loukas Barmparis, Secretary, Safe Bulkers, Inc., e-mail: directors@safebulkers.com, telephone: +30 2111 888 400, +357 25 887 200. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2018.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees billed to the Company for the fiscal years ended December 31, 2018 and 2017 by the Company’s principal accounting firm, Deloitte Certified Public Accountants S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, Limited, by the category of service, were as follows:

	2017	2018
	(in thousands)
Audit fees	$306	$330
Total fees	$306	$330

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

On November 24, 2015, the Company announced a share repurchase program in the aggregate of up to $20.0 million under which it may from time to time purchase Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares on the open market. No shares were purchased under the program in 2018. The Company’s share repurchase program does not obligate it to purchase any of its Preferred Shares, and the share repurchase program may be modified or terminated at any time without prior notice. Any such purchases will be made in the open market in compliance with applicable laws and regulations.

On June 22, 2016, the Company announced a share repurchase program under which it may from time to time in the future purchase up to 2,000,000 shares of the Company’s Common Stock. The Company did not make any purchases of its Common Stock under the program in 2018.

On February 20, 2018, the Company completed the redemption of all remaining outstanding 379,514 Series B Preferred Shares at a redemption price of $25.00 per Series B Preferred Share plus all accumulated and unpaid dividends to, but excluding, the Redemption Date. From and after the Redemption Date, all distributions on the Series B Preferred Shares ceased to accumulate, such Series B Preferred Shares are no longer outstanding, and all rights of the holders of such shares terminated.

On December 19, 2018, the Company announced a share repurchase program under which it may from time to time in the future purchase up to 3,000,000 shares of the Company’s Common Stock. Details on the shares purchased under the program are set forth in the table below:

Period	Total Number of Common Shares Purchased(a)	Average Price Paid per Common Share	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs
December 2018	345,012	1.76	345,012
January 2019	921,957	1.87	921,957
February 2019	410,225	1.60	410,225
Total	1,677,194	1.78	1,677,194

(a)	All purchases were made on the open market in accordance with Rule 10b-18 and Rule 10b5-1 under the Exchange Act.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-27 incorporated herein by reference.

ITEM 19.	EXHIBITS

Exhibit	Description
1.1	First Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 on the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995))
1.2	Articles of Amendment of First Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 99.1 on the Company’s Form 6-K, filed on October 8, 2009)
1.3	First Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.2 on the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995))
2.1	Form of Registration Rights Agreement between Safe Bulkers, Inc. and Vorini Holdings Inc. (Incorporated by reference to Exhibit 4.2 on the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995))
2.2	Stockholder Rights Agreement (Incorporated by reference to Exhibit 10.5 on the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995))
2.3	Specimen Share Certificate (Incorporated by reference to Exhibit 4.1 on the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995))
2.4	Statement of Designation of the 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (Par Value $0.01 Per Share) (Incorporated by reference to Exhibit 3.4 on the Company’s Form 8-A12B filed on May 7, 2014)
2.5	Statement of Designation of the 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (Par Value $0.01 Per Share) (Incorporated by reference to Exhibit 3.4 on the Company’s Form 8-A12B filed on June 30, 2014)
4.1	Management Agreement, dated May 29, 2018, between Safety Management Overseas S.A. and Safe Bulkers, Inc.
4.2	Management Agreement, dated May 29, 2018, between Safe Bulkers Management Limited and Safe Bulkers, Inc.
4.3	Second Amended and Restated Restrictive Covenant Agreement, dated August 2, 2017, among Safe Bulkers, Inc., Polys Hajioannou, Vorini Holdings Inc. and Machairiotissa Holdings Inc. (Incorporated by reference to Exhibit 4.3 on the Company’s Form 20-F, filed on March 2, 2018)
4.4	Second Amended and Restated Restrictive Covenant Agreement, dated August 2, 2017, between Safe Bulkers, Inc. and Polys Hajioannou (Incorporated by reference to Exhibit 4.4 on the Company’s Form 20-F, filed on March 2, 2018)
4.5	Amended and Restated Loan Agreement, dated October 3, 2018, by and among Safe Bulkers, Inc., DNB Bank ASA, as Mandated Lead Arranger, DNB Bank ASA, as Agent, DNB Bank ASA, as Swap Provider, and DNB Bank ASA, as Security Agent
8.1	List of Subsidiaries
12.1	Certification of principal executive officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended
12.2	Certification of principal financial officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended
13.1	Certification of principal executive officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte Certified Public Accountants S.A.
101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2017 and 2018; (ii) Consolidated Statements of Operations for the years ended December 31, 2016, 2017 and 2018; (iii) Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2016, 2017 and 2018; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2017 and 2018; and (v) Notes to Consolidated Financial Statements
101

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

March 20, 2019

By:	/s/ KONSTANTINOS ADAMOPOULOS
Name: Konstantinos Adamopoulos
Title: Chief Financial Officer and Director
102

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Safe Bulkers, Inc.
Majuro, Republic of the Marshall Islands.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Safe Bulkers, Inc. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 20, 2019 expressed an unqualified opinion on the Company’s internal control over financial reporting.

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
March 20, 2019

We have served as the Company’s auditor since 2007.

SAFE BULKERS, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2017 AND 2018
(In thousands of U.S. Dollars, except for share and per share data)

		December 31,
	Notes	2017	2018
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$46,199	$51,879
Time deposits		12,157	29,895
Accounts receivable		10,608	11,142
Due from Manager	3	418	599
Inventories		4,227	4,139
Derivative assets	12	62	—
Accrued revenue	16	2,029	475
Restricted cash		1,660	310
Prepaid expenses and other current assets		1,726	2,823
Total current assets		79,086	101,262
FIXED ASSETS:
Vessels, net	4	942,876	955,291
Advances for vessels	5	3,653	8,596
Total fixed assets		946,529	963,887
OTHER NON CURRENT ASSETS:
Deferred financing costs		—	35
Restricted cash		8,651	10,401
Accrued revenue	16	831	614
Total assets		1,035,097	1,076,199
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	6	25,588	36,185
Unearned revenue	16	3,540	5,409
Trade accounts payable		4,137	6,106
Accrued liabilities	13	3,666	6,883
Derivative liabilities	12	2	—
Due to Manager		—	23
Total current liabilities		36,933	54,606
Long-term debt, net	6	541,816	538,508
Unearned revenue - Long-term	16	—	253
Total liabilities		578,749	593,367
COMMITMENTS AND CONTINGENCIES	9
MEZZANINE EQUITY
Redeemable non-controlling interest	8	—	16,998
SHAREHOLDERS’ EQUITY:
Common stock, $0.001 par value; 200,000,000 authorized, 101,526,708 and 103,005,748 issued and outstanding at December 31, 2017 and 2018, respectively	7	102	103
Preferred stock, $0.01 par value; 20,000,000 authorized, 379,514 and 0 Series B Preferred Shares, 2,300,000 and 2,300,000 Series C Preferred Shares, 3,200,000 and 3,200,000 Series D Preferred Shares, issued and outstanding at December 31, 2017 and 2018, respectively	7	59	55
Treasury stock, $0.001 par value; 113,076 and 458,088 Common Stock shares repurchased at December 31, 2017 and December 31, 2018, respectively	7	(120)	(737)
Additional paid in capital		361,202	355,134
Retained earnings		95,105	111,279
Total shareholders’ equity		456,348	465,834
Total liabilities, mezzanine equity and shareholders’ equity		$1,035,097	$1,076,199

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(In thousands of U.S. Dollars, except for share and per share data)

		Years Ended December 31,
	Notes	2016	2017	2018
REVENUES:
Revenues	10	$113,959	$154,040	$201,548
Commissions		(4,187)	(6,008)	(8,357)
Net revenues		109,772	148,032	193,191
EXPENSES:
Voyage expenses		(7,679)	(3,932)	(6,378)
Vessel operating expenses	11	(49,519)	(52,794)	(63,512)
Depreciation	4	(49,485)	(51,424)	(48,067)
General and administrative expenses
- Management fee to related parties	3,15	(11,611)	(13,511)	(16,536)
- Company administration expenses	15	(3,770)	(2,607)	(2,706)
Early redelivery cost, net		—	(1,263)	(105)
Other operating income/(expense)		794	(390)	—
Loss on sale of assets	17	(2,750)	(120)	—
Impairment loss	4,12	(17,163)	(91,293)	—
Operating (loss)/income		(31,411)	(69,302)	55,887
OTHER (EXPENSE)/INCOME:
Interest expense	6	(19,576)	(23,224)	(25,713)
Other finance (cost)/income		(1,735)	7,651	(973)
Interest income		515	799	929
(Loss)/gain on derivatives	12	(620)	72	18
Foreign currency (loss)/gain		(76)	1,782	(670)
Amortization and write-off of deferred finance charges		(3,063)	(2,457)	(1,794)
Net (loss)/income		(55,966)	(84,679)	27,684
Less preferred dividend		14,025	12,316	11,384
Less preferred deemed dividend		—	2,146	—
Net (loss)/income available to common shareholders		$(69,991)	$(99,141)	$16,300
(Loss)/earnings per share in U.S. Dollars, basic and diluted	19	$(0.83)	$(0.98)	$0.16
Weighted average number of shares, basic and diluted		84,526,411	100,932,876	101,604,339

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(In thousands of U.S. Dollars)

	Common Stock	Treasury Stock	Preferred Stock	Additional Paid in Capital	Retained Earnings	Total
Balance as of January 1, 2016	$83	$—	$71	$369,731	$264,261	$634,146
Net loss	—	—	—	—	(55,966)	(55,966)
Issuance of common stock	16	—	—	16,099	—	16,115
Repurchase of common stock	—	(120)	—	—	—	(120)
Repurchase and cancellation of preferred stock	—	—	(1)	(1,709)	—	(1,710)
Share based compensation	—	—	—	120	—	120
Preferred share dividends declared	—	—	—	—	(14,049)	(14,049)
Balance as of December 31, 2016	$99	$(120)	$70	$384,241	$194,246	$578,536
Net loss	—	—	—	—	(84,679)	(84,679)
Repurchase and cancellation of preferred stock	—	—	—	(114)	—	(114)
Tender offer-redemption of preferred stock	3	—	(11)	(23,045)	(2,146)	(25,199)
Share based compensation	—	—	—	120	—	120
Preferred share dividends declared	—	—	—	—	(12,316)	(12,316)
Balance as of December 31, 2017	$102	$(120)	$59	$361,202	$95,105	$456,348
Net income	—	—	—	—	27,684	27,684
Issuance of common stock	1	—	—	3,296	—	3,297
Repurchase of common stock	—	(617)	—	—	—	(617)
Repurchase and cancellation of preferred stock	—	—	(4)	(9,484)	—	(9,488)
Share based compensation	—	—	—	120	—	120
Preferred share dividends declared	—	—	—	—	(11,510)	(11,510)
Balance as of December 31, 2018	$103	$(737)	$55	$355,134	$111,279	$465,834

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
(In thousands of U.S. Dollars)

	December 31,
	2016	2017	2018
Cash Flows from Operating Activities:
Net (loss)/income	(55,966)	(84,679)	27,684
Adjustments to reconcile (net loss)/income to net cash provided by operating activities:
Depreciation	49,485	51,424	48,067
Loss on sale of assets	2,750	120	—
Impairment loss	17,163	91,293	—
Gain on debt extinguishment	—	(8,189)	—
Other non-cash items	—	373	—
Amortization and write-off of deferred finance charges	3,063	2,457	1,794
Unrealized (gain)/loss on derivatives	(411)	(146)	60
Unrealized foreign exchange (gain)/loss	—	(244)	119
Share based compensation	120	120	120
Change in:
Accounts receivable	(1,695)	(2,373)	(534)
Due from Manager	345	25	(23)
Inventories	238	947	88
Accrued revenue	(90)	(1,765)	1,771
Prepaid expenses and other current assets	(340)	293	(1,097)
Due to Manager	—	—	23
Trade accounts payable	(1,679)	(486)	2,630
Accrued liabilities	411	(569)	2,625
Unearned revenue	84	1,500	2,122
Net Cash Provided by Operating Activities	13,478	50,101	85,449
Cash Flows from Investing Activities:
Vessel advances	(58,373)	(59,943)	(45,932)
Proceeds from sale of assets	29,000	20,510	—
Increase in bank time deposits	(51,452)	(37,635)	(60,795)
Maturity of bank time deposits	40,952	37,478	43,057
Net Cash Used in Investing Activities	(39,873)	(39,590)	(63,670)
Cash Flows from Financing Activities:
Proceeds from long-term debt	64,500	115,260	187,513
Principal payments of long-term debt	(148,529)	(122,805)	(179,725)
Dividends paid	(14,049)	(12,316)	(11,387)
Payment of deferred financing costs	(100)	(1,868)	(1,873)
Proceeds on issuance of common stock	16,494	—	—
Payment of common stock offering expenses	(361)	(18)	(3)
Repurchase of common stock	(120)	—	(617)
Repurchase of preferred stock	(1,710)	(114)	(9,488)
Tender offer-redemption of preferred stock	—	(24,890)	—
Payment of tender offer expenses	—	(309)	—
Net Cash Used in Financing Activities	(83,875)	(47,060)	(15,580)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(110,270)	(36,549)	6,199
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	244	(119)
Cash, cash equivalents and restricted cash at beginning of year	203,085	92,815	56,510
Cash, cash equivalents and restricted cash at end of year	92,815	56,510	62,590
Supplemental cash flow information:
Cash paid for interest (excluding capitalized interest):	19,829	22,682	23,849
Non Cash Investing and Financing Activities:
Unpaid financing fees	18	85	540
Part payment of vessel advances through issuance of common stock and preferred stock requirements	—	—	20,175
Unpaid dividend on preferred stock	—	—	123
Unpaid capital expenditure	3,500	210	1,028
Reconciliation of Cash, Cash Equivalents and Restricted Cash:
Cash and cash equivalents	81,618	46,199	51,879
Restricted cash – Current assets	1,195	1,660	310
Restricted cash – Non-current assets	10,002	8,651	10,401
Cash, cash equivalents and restricted cash shown in the statement of cash flows	92,815	56,510	62,590

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

Since Safe Bulkers’ initial public offering, Safe Bulkers has successfully completed five additional public common stock offerings and three preferred stock offerings.

As of December 31, 2018, Safe Bulkers held 48 wholly-owned companies (which are referred to herein as “Subsidiaries”) which together owned and operated a fleet of 41 drybulk vessels and were scheduled to acquire one additional newbuild vessel (the “Newbuild”).

Safe Bulkers and its Subsidiaries are collectively referred to in the notes to the consolidated financial statements as the “Company.”

The Company’s principal business is the ownership and operation of drybulk vessels. The Company’s vessels operate worldwide, carrying drybulk cargo for the world’s largest consumers of marine drybulk transportation services. Safety Management Overseas S.A., a company incorporated under the laws of the Republic of Panama (“Safety Management”) and Safe Bulkers Management Limited, a company incorporated under the laws of the Republic of Cyprus (“Safe Bulkers Management,” and, together with Safety Management, the “Managers,” and either of them “the Manager”), related parties both controlled by Polys Hajioannou, provide technical, commercial and administrative management services to the Company.

The accompanying consolidated financial statements include the operations, assets and liabilities of the Company, and of its Subsidiaries listed below.

Subsidiary	Vessel Name	Type	Built
Maxeikosiepta Shipping Corporation (“Maxeikosiepta”)(1)	Paraskevi	Panamax	January 2003
Marindou Shipping Corporation (“Marindou”)(1)	Maria	Panamax	April 2003
Maxeikosiexi Shipping Corporation (“Maxeikosiexi”)(1)	Koulitsa	Panamax	April 2003
Avstes Shipping Corporation (“Avstes”)(1)	Vassos	Panamax	February 2004
Kerasies Shipping Corporation (“Kerasies”)(1)	Katerina	Panamax	May 2004
Marathassa Shipping Corporation (“Marathassa”)(1)	Maritsa	Panamax	January 2005
Maxeikositessera Shipping Corporation (“Maxeikositessera”)(2)	Efrossini	Panamax	February 2012
Glovertwo Shipping Corporation (“Glovertwo”)(2)	Zoe	Panamax	July 2013
Shikokutessera Shipping Inc. (“Shikokutessera”)(2)	Kypros Land	Panamax	January 2014
Shikokupente Shipping Inc. (“Shikokupente”)(2)	Kypros Sea	Panamax	March 2014
Gloverfour Shipping Corporation (“Gloverfour”)(2)	Kypros Bravery	Panamax	January 2015
Shikokuokto Shipping Inc. (“Shikokuokto”)(2)	Kypros Sky	Panamax	March 2015
Gloverfive Shipping Corporation (“Gloverfive”)(2)	Kypros Loyalty	Panamax	June 2015
Gloversix Shipping Corporation (“Gloversix”)(2)	Kypros Spirit	Panamax	July 2016
Pemer Shipping Ltd. (“Pemer”)(1)	Pedhoulas Merchant	Kamsarmax	March 2006
Petra Shipping Ltd. (“Petra”)(1)	Pedhoulas Trader	Kamsarmax	May 2006
Pelea Shipping Ltd. (“Pelea”)(1)	Pedhoulas Leader	Kamsarmax	March 2007
Vassone Shipping Corporation (“Vassone”)(2)	Pedhoulas Commander	Kamsarmax	May 2008
Maxeikosi Shipping Corporation (“Maxeikosi”)(1)	Pedhoulas Builder	Kamsarmax	May 2012
Maxeikositria Shipping Corporation (“Maxeikositria”)(1)	Pedhoulas Fighter	Kamsarmax	August 2012
F-7

Subsidiary	Vessel Name	Type	Built
Maxeikosiena Shipping Corporation (“Maxeikosiena”)(1)	Pedhoulas Farmer	Kamsarmax	September 2012
Youngone Shipping Inc. (“Youngone”)(2)	Pedhoulas Cherry	Kamsarmax	July 2015
Youngtwo Shipping Inc. (“Youngtwo”)(2)	Pedhoulas Rose	Kamsarmax	January 2017
Pinewood Shipping Corporation (“Pinewood”)(2)(7)	Pedhoulas Cedrus	Kamsarmax	June 2018
Marinouki Shipping Corporation (“Marinouki”)(1)	Marina	Post-Panamax	January 2006
Soffive Shipping Corporation (“Soffive”)(1)	Sophia	Post-Panamax	June 2007
Vasstwo Shipping Corporation (“Vasstwo”)(1)	Xenia	Post-Panamax	August 2006
Eniaprohi Shipping Corporation (“Eniaprohi”)(1)	Eleni	Post-Panamax	November 2008
Eniadefhi Shipping Corporation (“Eniadefhi”)(1)	Martine	Post-Panamax	February 2009
Maxdodeka Shipping Corporation (“Maxdodeka”)(1)	Andreas K	Post-Panamax	September 2009
Pentakomo Shipping Corporation (“Pentakomo”)(2)	Agios Spyridonas	Post-Panamax	January 2010
Maxdekatria Shipping Corporation (“Maxdekatria”)(1)	Panayiota K	Post-Panamax	April 2010
Maxdeka Shipping Corporation (“Maxdeka”)(2)	Venus Heritage	Post-Panamax	December 2010
Shikoku Friendship Shipping Company (“Shikoku”)(2)	Venus History	Post-Panamax	September 2011
Maxenteka Shipping Corporation (“Maxenteka”)(2)	Venus Horizon	Post-Panamax	February 2012
Shikokuepta Shipping Inc. (“Shikokuepta”)(2)	Troodos Sun	Post-Panamax	January 2016
Shikokuexi Shipping Inc. (“Shikokuexi”)(2)	Troodos Air	Post-Panamax	March 2016
Maxpente Shipping Corporation (“Maxpente”)(1)	Kanaris	Capesize	March 2010
Eptaprohi Shipping Corporation (“Eptaprohi”)(1)	Pelopidas	Capesize	November 2011
Maxtessera Shipping Corporation (“Maxtessera”)(2)	Lake Despina	Capesize	January 2014
Shikokuennia Shipping Corporation (“Shikokuennia”)(2)(6)	Mount Troodos	Capesize	November 2009
Monagrouli Shipping Corporation (“Monagrouli”)(2)(9)	TBN - S 1772	Post-Panamax	February 2020
Gloverthree Shipping Corporation (“Gloverthree”)(2)(3)	—	—	—
Staloudi Shipping Corporation (“Staloudi”)(1)(4)	—	—	—
Gloverseven Shipping Corporation (“Gloverseven”)(2)(5)	—	—	—
Kyotofriendo One Shipping Inc. (“Kyotofriendo One”)(2)(8)	—	—	—
Kyotofriendo Two Shipping Inc. (“Kyotofriendo Two”)(2)(7)	—	—	—
Maxeikosipente Shipping Corporation (“Maxeikosipente”)(1)	—	—	—

(1)	Incorporated under the laws of the Republic of Liberia.

(2)	Incorporated under the laws of the Republic of the Marshall Islands.

(3)	Gloverthree owned the Panamax class vessel Kypros Unity which was sold in March 2016. Refer to Notes 3 and 17.

(4)	Staloudi owned the post-Panamax class vessel Stalo which was sold in March 2016. Refer to Notes 3 and 17.

(5)	Gloverseven had contracted to acquire the Panamax class newbuild vessel with Hull No. 835. The contract was novated in October 2016. Refer to Note 3.

(6)	Shikokuennia had contracted to acquire the post-Panamax class newbuild vessel with Hull No. 1718. The contract was novated in February 2016. Refer to Note 3. Shikokuennia subsequently acquired the secondhand Capesize class vessel Mount Troodos in August 2018.

(7)	On July 29, 2016, the Shipsales Contract relating to Hull No. 1552, initially contracted by Kyotofriendo Two, was novated to Pinewood. Under an agreement with an unaffiliated third party, upon delivery of the vessel, named Pedhoulas Cedrus, to Pinewood in June 2018, 100 shares of Series A Preferred Stock of Pinewood were issued to the unaffiliated third party for proceeds in the equivalent of $16,875 which were used to finance part of the cost of such vessel. Such shares have preference over shares of common stock of Pinewood with respect to distributions by, and liquidation of, Pinewood. Furthermore, under this agreement, Pinewood agreed to (i) pay its own expenses out of its own funds, (ii) keep its assets and funds separate from the assets and funds of the Company, (iii) refrain from holding its assets and/or creditworthiness as being available to satisfy any of the obligations of the Company and (iv) take, or refrain from taking, certain other actions designed to ensure that the assets of Pinewood are not available to creditors of Safe Bulkers or its other subsidiaries.

(8)	Kyotofriendo One had contracted to acquire the Kamsarmax class newbuild vessel with Hull No. 1551, which upon her delivery from the shipyard in January 2017 was sold. Refer to Notes 3 and 17.

(9)	Estimated completion date for newbuild vessel as of December 31, 2018.
F-8

For the years ended December 31, 2016, 2017 and 2018, the following charterers individually accounted for more than 10% of the Company’s time charter, voyage charter and ballast bonus revenues as follows:

	December 31,
	2016	2017	2018
Glencore Agriculture B.V	10.05%	—%	14.73%
Bunge S.A.	—%	12.72%	13.76%
Global Chartering Ltd	12.49%	—%	—%

2.	Significant Accounting Policies

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

Foreign Currency Translation: The reporting and functional currency of the Company is the U.S. dollar (“USD”). Transactions incurred in other currencies are translated into USD using the exchange rates in effect at the time of the transaction. On the balance sheet date, monetary assets and liabilities that are denominated in other currencies are translated into USD to reflect the end-of-period exchange rates. Resulting gains or losses from foreign currency transactions are recorded within Foreign currency (loss)/gain in the accompanying consolidated statements of operations in the period in which they arise.

Cash and Cash Equivalents: Cash and cash equivalents consist of current, call, time deposits and certificates of deposit with original maturities of three months or less and which are not restricted for use or withdrawal.

Time Deposits: Time deposits are held with banks with original maturities longer than three months. In the event remaining maturities are shorter than 12 months, such deposits are classified as current assets; if original maturities are longer than 12 months, such deposits are classified as non-current assets.

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

Inventories: Inventories consist of bunkers and lubricants owned by the Company remaining on board the vessels at the end of each reporting period, which are stated at the lower of cost and net realizable value. Cost is determined using the first–in, first-out method. Inventories consist of $724 and $0 of bunkers and of $3,503 and $4,139 of lubricants as of December 31, 2017 and 2018, respectively.

Vessels, Net: Vessels are stated at their historical cost, which consists of the contracted purchase price and any direct material expenses incurred upon acquisition (including improvements, on-site supervision expenses and financing costs incurred during the construction period for vessels under construction, commissions paid, delivery expenses and other expenditures to prepare the vessel for her initial voyage), less accumulated depreciation and impairment, if any. Certain subsequent expenditures for conversions, major improvements and regulatory requirements are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

Vessels’ Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated residual value. The Company estimates the useful life of its vessels to be 25 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date they become available for use through their remaining estimated useful life.

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

Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less the cost to sell the asset. These assets are no longer depreciated once they meet the criteria of being held for sale. There were no assets held for sale as of December 31, 2017 and 2018.

Deferred Financing Costs: Financing fees incurred for obtaining new loans and credit facilities are deferred and amortized over the term of the respective loan or credit facility using the effective interest rate method. The unamortized deferred financing costs are presented as a direct deduction from the carrying amount of the related loan and credit facility in the consolidated balance sheet. Deferred financing costs relating to undrawn facilities are presented under non-current assets in the consolidated balance sheet. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period in which the repayment or refinancing is made, subject to the guidance regarding Debt Extinguishment. Any unamortized balance of costs related to credit facilities repaid and terminated is expensed in the same period. Any unamortized balance of costs relating to the credit facilities refinanced is deferred and amortized over the term of the respective refinanced credit facility in the period in which the refinancing occurs, subject to the provisions of the accounting guidance relating to Changes in Line-of-Credit or Revolving-Debt Arrangements.

Derivative Instruments: The Company may enter into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to the acquisition of vessels and on certain loan obligations. The Company also enters into interest rate derivatives to create economic hedges for its exposure to interest rate risk of its loan obligations. When such derivatives do not qualify for hedge accounting the Company records these financial instruments in the consolidated balance sheet at their fair value as either a derivative asset or a liability, and recognizes the fair value changes thereto in the consolidated statements of operations. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) until the hedged item is recognized in the consolidated statements of operations. For the years ended December 31, 2016, 2017 and 2018, no derivatives were accounted for as accounting hedges.

Financial Instruments: Over-the-counter foreign exchange forward contracts, interest rate derivatives and cash equivalents are recorded at fair value. Other financial instruments, including debt are recorded at amortized cost.

(a)   Interest rate risk: The Company’s interest rates and long-term loan repayment terms are described in Note 6. The Company may manage its interest rate risk by entering into interest rate derivative instruments which are described in Note 12. As of December 31, 2018, the Company did not have any interest rate swap agreements in place.

(b)   Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of trade accounts receivable, cash and cash equivalents, time deposits and interest rate derivative instruments. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, time deposits and other investments with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company may be exposed to credit risk in the event of non-performance by its counterparties to derivative instruments; however, the Company may limit its exposure by transacting with counterparties with high credit ratings.

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

Treasury stock: The Company records the repurchase of its shares at cost based on the settlement dates of repurchase transactions. These shares are classified as treasury stock, which is a reduction to shareholders’ equity. Treasury shares are included in authorized and issued shares but excluded from outstanding shares.

Accounting for Revenues and Related Expenses: The Company generates its revenues from charterers for the charter hire of its vessels.

Vessels are chartered under time charter, where a contract is entered into for the use of a vessel for a specific trip or a specific period of time and at a specified daily charter rate. Time charter revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Time charter revenues are recognized as earned on the straight-line basis over the term of the charter as service is provided. Revenues from time charter may also include ballast bonus, which is an amount paid by the charterer for repositioning the vessel at the charterer’s disposal (delivery point), which is recognized as revenue over the term of the charter, and other miscellaneous revenues from vessel operations. Time charter hire is typically payable 15 or 30 days in advance as determined in the charter party agreement. Expenses relating to the Company’s time charters are vessel operating expenses and certain voyage expenses, which are paid by the Company and recognized as incurred. Vessel operating expenses that are paid by the Company include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other minor miscellaneous expenses. Voyage expenses which are also recognized as incurred by the Company include costs for draft surveys, hold cleaning, postage, extra war risk insurance, bunkers during ballast period and other minor miscellaneous expenses related to the voyage. The charterer is responsible for paying the cost of bunkers and other voyage expenses (e.g., port expenses, agents’ fees, canal dues, extra war risks insurance and any other expenses related to the cargo). Certain voyage expenses paid by the Company, such as extra war risk insurance may be recovered from the charterer; such amounts recovered are recorded as Other Income within Revenues.

Vessels are also chartered under voyage charters, where a contract is made for the use of a vessel under which the Company is paid freight on the basis of moving cargo from a loading port to a discharge port. The Company accounts for a voyage charter when all the following criteria are met: (i) the parties to the contract have approved the contract in the form of a written charter agreement or fixture recap and are committed to perform their respective obligations, (ii) the Company can identify each party’s rights regarding the services to be transferred, (iii) the Company can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of the future cash flows is expected to change as a result of the contract) and (v) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The Company determined that its voyage charters consist of a single performance obligation which is met evenly as the voyage progresses and hence, the voyage revenues are recognized on a pro rata basis over the duration of the voyage from load port to discharge port. Probable losses on voyages are provided for in full at the time such losses can be estimated. Related expenses are operating expenses, bunkers and voyage expenses, and are all paid for by the Company. Costs incurred prior to loading which are directly related to the voyage may be deferred if they meet certain conditions, and are amortized over the duration of the voyage from load port to discharge port. Costs incurred during the voyage are expensed as incurred. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized when earned and collection is reasonably assured. Dispatch expense represents payments by the Company to the charterer when loading or discharging time is less than the stipulated time in the voyage charter and is recognized as incurred. Voyage hire is typically paid upon completion of the performance obligation. During the years ended December 31, 2016, 2017 and 2018, there has only been one instance in each of 2017 and 2018 where a vessel was employed under a voyage charter and in both cases the voyage had began and ended in the same period.

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

Taxes: Entities within the group that are incorporated under the laws of either the Republic of Liberia or the Republic of the Marshall Islands are not subject to Liberian or Marshall Islands income taxes. However, each vessel-owning Subsidiary is subject to registration and tonnage taxes under the laws of the Republic of Cyprus or the Republic of the Marshall Islands depending on where each Company’s vessel is registered. As of January 1, 2013, each vessel managed in Greece is subject to tonnage tax, under the laws of the Republic of Greece. In addition, under the laws of the Republic of Greece, each vessel managed in Greece is also subject to an annual shipping community mandatory financial contribution. These registration, tonnage taxes and financial contributions are recorded within Vessel operating expenses in the accompanying consolidated statements of operations and none are considered income taxes.

Furthermore, each Subsidiary may be subject to a 4.00% U.S. federal tax in respect of its U.S. source shipping income (imposed on gross income without the allowance for any deductions). Such taxes have been recorded within Voyage expenses in the accompanying consolidated statements of operations. If such taxes are recovered; such amounts recovered are recorded within Revenues in the accompanying consolidated statements of operations.

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

Recent Accounting Pronouncements:

Revenue from Contracts with Customers: On May 28, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2014-09, as amended by ASU 2015-14, which was issued on August 12, 2015, Revenue From Contracts With Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2017 and interim periods therein, and shall be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company adopted this ASU for its Voyage Revenues for its reporting period commencing January 1, 2018 and elected to use the modified retrospective transition method for the implementation of this standard. The implementation of this standard did not have an impact on the Company’s financial statements, as the Company has always recognized voyage revenues on a pro rata basis over the duration of the voyage from load port to discharge port and also did not have any voyages in progress over the year ended December 31, 2017 and 2018. Voyage Revenues represent less than 1% of total revenues.

Leases: In February 2016, the FASB issued ASU 2016-2 (codified as ASC 842), which amends the existing accounting standard for lease accounting and adds additional disclosures about leasing arrangements. ASC 842 requires lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by most leases, while lessor accounting remains largely unchanged. ASC 842, as amended, subject to certain transition relief options, requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, or allows entities to elect not to recast the comparative periods presented when transitioning to ASC 842 and to recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. . ASC 842 also provides a practical expedient to lessors by class of underlying asset, to not separate non lease components from the associated lease component, similar to the expedient provided for lessees, when the following criteria are met i) the timing and pattern of transfer for the lease component is the same as those for the non-lease component associated with that lease component and (ii) the lease component, if accounted for separately, would be classified as an operating lease. ASC 842 is effective for public entities with reporting periods beginning after December 15, 2018, including interim periods within those fiscal periods. Early adoption is permitted for all entities. The Company will adopt ASC 842 for its reporting period commencing January 1, 2019 and has elected not to recast the comparative periods presented when transitioning to ASC 842. The nature of the lease component and non-lease component that were combined as a result of applying the practical expedient are the contract for the hire of a vessel and the fees for operating and maintaining the vessel respectively. The Company has elected not to separate the lease and non-lease components. The lease component is the predominant component and the Company accounts for the combined component as an operating lease in accordance with Topic 842. Since lessor accounting remains largely unchanged from current U.S. GAAP and the Company’s office operating leases are immaterial, the implementation of this standard will not have a significant impact on the Company’s financial statements , however it will increase the disclosures relating to the Company’s leasing arrangements.

3.	Transactions with Related Parties

A.	The Managers

The Company enters from time to time into management agreements with the Managers for the provision of executive officers and management services to vessel-owning Subsidiaries. Pursuant to the management agreements, the vessel-owning Subsidiaries enter into separate ship management agreements with either one of the Managers under which chartering, operations, technical and accounting services are provided to the vessels. Pursuant to the management agreements, the Subsidiaries that have entered into agreements to acquire newbuild vessels are required to enter into supervision agreements with either one of the Managers. The Managers under these agreements receive fees (the “Fees”), comprised of ship management fees (the “Ship Management Fees”), supervision fees (the “Supervision Fees”) and sale and purchase commissions (the “Commissions”). The Managers are both related parties that are controlled by Polys Hajioannou.

On May 29, 2018, following the expiration of the old management agreements, Safe Bulkers signed new management agreements with the Managers (the “Management Agreements”). The Management Agreements have an initial term of three years expiring on May 28, 2021 and can be extended for two additional terms of three years each. The fees provided by the Management Agreements are fixed until May 29, 2021 and upon mutual agreement with the Managers, can be adjusted for a subsequent term of three years each time on May 29, 2021 and May 29, 2024.

In accordance with the Management Agreements, the Managers receive:

•	Ship Management Fees comprised of a daily ship management fee of €875 per vessel, payable monthly in arrears to the respective Manager and an annual ship management fee of €3,000,000 payable quarterly in arrears to only one of the Managers;

•	Supervision Fees of $550 with respect to each newbuild for the services rendered by one of the Managers under the supervision agreement, of which 50% is payable upon the signing of the relevant supervision agreement, and 50% is payable upon successful completion of the sea trials of each newbuild; and

•	Commissions equal to 1.00% calculated on the price set forth in the memorandum of agreement or other sale and purchase newbuild contract, or any other vessel bought or sold by the Company, payable upon final delivery of such vessel to the relevant purchaser.

For the period starting January 1, 2016 to May 28, 2018, the old management agreements provided for Ship Management Fees of $975 per day per vessel. Both old and new management agreements provided for the same Supervision Fees and Commissions.

The Ship Management Fees are recorded in General and Administrative Expenses (refer to Note 15). The Commissions on purchase and the Supervision Fees are recorded in Advances for vessels (refer to Note 5). The Commissions on sale are recorded in Gain or Loss on sale of assets as the case may be.

The Management Agreements do not include the provision which was included in the old management agreements that to the extent the executive officers are not provided by the Managers but are instead employed by Safe Bulkers, the management fees payable by Safe Bulkers will be reduced in arrears, by an amount equal to the aggregate costs of compensation and benefits and other incidental costs borne by the Company as a result of such employment. Such costs for the year ended December 31, 2016, amounted to $1,445 and were recorded under Compensation for Directors and Officers within General and Administrative Expenses (refer to Note 15). No such costs were incurred for the years ended December 31, 2017 and 2018, as the executive officers were provided by the Managers.

Amounts due from Manager under the management agreements were $418 and $599 as of December 31, 2017 and 2018, respectively. Amounts due to Manager under the management agreements were $0 and $23 as of December 31, 2017 and 2018, respectively.

The Fees to our Managers comprised the following:

	Year Ended December 31, (In thousands of U.S. Dollars)
	2016	2017	2018
Ship Management Fees	$11,611	$13,511	$16,536
Supervision Fees	1,925	550	275
Commissions	972	700	586
F-14

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

The remaining commitment under the newbuild contract for Hull No. 1718 as of December 31, 2016 and as of the day of signing the novation agreement was $28,400, compared to $26,500, representing the higher of the two appraisals obtained by the special committee for such newbuild. The novation of the contract of Hull No. 1718 was executed in February 2016. The novation of the newbuild contract of Hull No. 1552 was not completed. Instead, the Company entered into an agreement to issue to an unaffiliated investor cumulative redeemable preferred shares of Pinewood in connection with the delivery of Pedhoulas Cedrus (Hull No. 1552) in 2018.

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

The Commission due to the Managers pursuant to the Management Agreements arising from all above transactions were waived. No related party transactions in relation to the sale of vessels or the novation of newbuild contracts occurred during 2018.

4.	Vessels, Net

Vessels, net are comprised of the following:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2017	$1,324,800	$(286,081)	$1,038,719
Transfer from Advances for vessels	67,504	—	67,504
Disposal	(20,630)	—	(20,630)
Impairment loss	(159,805)	68,512	(91,293)
Depreciation expense	—	(51,424)	(51,424)
Balance, December 31, 2017	$1,211,869	$(268,993)	$942,876
Transfer from Advances for vessels	60,482	—	60,482
Depreciation expense	—	(48,067)	(48,067)
Balance, December 31, 2018	$1,272,351	$(317,060)	$955,291

Transfer from Advances for vessels represents advances paid for vessels acquisitions, vessels under construction and vessel improvements in respect of the acquisition of second hand vessels and newbuild vessels which were under construction and delivered to the Company. For the periods presented, the Company accepted delivery of the following vessels:

•	During the year ended December 31, 2017: Pedhoulas Rose, Hull No. 1551 and Agios Spyridonas; and

•	During the year ended December 31, 2018: Pedhoulas Cedrus (ex-Hull No. 1552) and Mount Troodos.

Disposal during the year ended December 31, 2017 relates to Hull No. 1551 (refer to Notes 3 and 17).

At December 31, 2017, the Company identified and recorded an impairment loss of $91,293 in relation to four of its vessels, for which the undiscounted net operating cash flows did not exceed each vessel’s carrying value. The impairment loss is presented under the caption “Impairment loss” in the consolidated statements of operations. Consistent with prior practices, we reviewed all our vessels for impairment and none were found to be impaired at December 31, 2018.

As of December 31, 2018, 39 vessels with a carrying value of $914,804 have been provided as collateral to secure the Company’s bank loans as discussed in Note 6.

5.	Advances for Vessels

Advances for vessels are comprised of the following:

Balance, January 1, 2017	$13,007
Additions for advances, including capitalized expenses and interest	58,150
Transferred to vessel cost (refer to Note 4)	(67,504)
Balance, December 31, 2017	3,653
Additions for advances, including capitalized expenses and interest	65,425
Transferred to vessel cost (refer to Note 4)	(60,482)
Balance, December 31, 2018	$8,596

Advances paid for vessels represent advances paid for vessels acquisitions, vessels under construction and vessel improvements and comprise payments of installments that were due to the respective shipyard or third-party sellers, capitalized interest, certain capitalized expenses and expenditures for major improvements and regulatory compliance. During 2017 and 2018, such payments were made for the following vessels:

•	During the year ended December 31, 2017 acquisition of the vessels: Pedhoulas Rose, Hull No. 1551, Pedhoulas Cedrus (ex-Hull No. 1552), Agios Spyridonas and costs relating to improvements of several vessels.

•	During the year ended December 31, 2018 acquisition of the vessels: Pedhoulas Cedrus (ex-Hull No. 1552), Mount Troodos, Hull No. 1772 and improvements to several vessels.
F-16

6.	Bank Debt

Bank debt is comprised of the following secured borrowings:

	December 31,
Borrower	Commencement	Maturity	2017	2018
Maxdekatria	February 2016	July 2018	$9,167	$—
Glovertwo	February 2016	July 2018	12,833	—
Shikokutessera	February 2016	July 2018	14,667	—
Youngone	September 2015	August 2018	22,733	—
Petra	June 2015	December 2018	18,024	—
Pemer	June 2015	December 2018	18,024	—
Maxtessera	July 2014	November 2018	28,000	—
Shikokuokto	June 2015	December 2018	15,018	—
Safe Bulkers	November 2018	October 2021	—	30,000
Maxtessera	November 2018	October 2022	—	26,000
Maxdeka	August 2011	December 2022	17,044	13,635
Shikokupente	August 2018	August 2023	—	14,930
Shikoku	October 2011	August 2023	22,400	18,667
Shikokuennia	October 2018	October 2023	—	17,730
Petra	November 2018	November 2023	—	9,075
Pemer	November 2018	November 2023	—	9,075
Maxeikosiepta	December 2018	December 2023	—	5,000
Shikokuepta	February 2016	February 2024	22,050	20,417
Maxdekatria	July 2018	February 2024	—	11,750
Glovertwo	July 2018	February 2024	—	13,420
Shikokutessera	July 2018	February 2024	—	14,430
Pentakomo	July 2018	February 2024	—	11,750
Maxeikositria	September 2017	August 2024	12,968	11,930
Maxeikosi	September 2017	August 2024	12,968	11,930
Maxpente	September 2017	August 2024	20,000	17,400
Maxeikositessera	September 2017	August 2024	13,650	12,090
Maxenteka	September 2017	August 2024	15,925	14,332
Maxeikosiexi	September 2015	September 2024	6,063	5,248
Marathassa	September 2015	September 2024	6,545	5,690
Marinouki	September 2015	September 2024	9,904	8,590
Kerasies	September 2015	September 2024	6,918	6,014
Soffive	September 2015	September 2024	10,757	9,305
Eptaprohi	September 2015	September 2024	50,518	43,818
Safe Bulkers	November 2014	September 2024	160,527	118,925
Pelea – Vasstwo	December 2018	December 2024	—	20,075
Maxeikosiena	September 2015	September 2025	21,271	20,314
Gloversix – Shikokuokto	December 2018	December 2025	—	35,000
Youngtwo	January 2017	January 2027	23,817	23,039
Total			571,791	579,579
Current portion of Long-term debt			26,583	37,431
Long-term debt			545,208	542,148
Total debt			571,791	579,579
Current portion of deferred financing costs			995	1,246
Deferred financing costs non-current			3,392	3,640
Total deferred financing costs			4,387	4,886
Total debt			571,791	579,579
Less: Total deferred financing costs			4,387	4,886
Total debt, net of deferred financing costs			567,404	574,693
Less: Current portion of long-term debt, net of current portion of deferred financing costs			25,588	36,185
Long-term debt, net of deferred financing costs, non-current			$541,816	$538,508

Each of Maxeikosiena, Youngone and Youngtwo had entered into a sale and leaseback agreement with third party companies, subsidiaries of a financial institution, regarding the respective vessel owned by the relevant subsidiary. Under these agreements, each vessel was sold and leased back for a period of 10 years, on a net daily bareboat charter rate of $6.50, with a purchase obligation at the end of the 10th year. Furthermore, each Subsidiary holds an option to purchase back the respective vessel after the second year of the bareboat charter, at annual intervals and predetermined purchase prices. In view of the obligation of the Subsidiaries to purchase the respective vessels at the end of the bareboat charter, the Company has assessed that this transaction be recorded as a financing transaction. During the year ended December 31, 2018, the Company exercised the option to purchase back the vessel owned by Youngone.

The above loans and credit facilities bear interest at LIBOR plus a margin, except for each of Maxeikosiena and Youngtwo and for a portion of each of the Maxdeka and Shikoku loan facilities. Maxdeka and Shikoku have entered into loan facilities with government owned export credit institutions, each bearing interest at the Commercial Interest Reference Rate (“CIRR”) published by the Organization for Economic Co-operation and Development, as applicable on the date of the signing of the relevant loan agreements. Each of the Maxeikosiena and Youngtwo loan facilities are deemed to incur interest at a fixed rate calculated so that the initial facility amount be amortized to maturity down to the purchase obligation price of each vessel. The above loans and credit facilities are generally repayable by quarterly principal installments and a balloon payment due on maturity, with the exception of the Maxdeka and Shikoku loan facilities, which are repaid by semi-annual principal installments without a balloon payment due on maturity, and the Maxeikosiena and Youngtwo loan facilities, that are repayable by principal installments every 45 days out of a portion of the bareboat hire payment and a balloon payment due on maturity equal to the purchase obligation. The fair value of debt outstanding on December 31, 2018 amounted to $577,517 when valuing the respective portions of the Maxdeka and Shikoku loan facilities on the basis of the CIRR as of December 2018 and of the Maxeikosiena, Youngone and Youngtwo loan facilities on the basis of the deemed equivalent fixed rate, as applicable on December 31, 2018, which are considered to be Level 2 items in accordance with the fair value hierarchy.

As of December 31, 2018, there was no amount available for drawdown under the above loan agreements. The estimated minimum annual principal payments required to be made after December 31, 2018, based on the loan and credit facility agreements as amended, are as follows:

To December 31,
2019	$37,431
2020	62,864
2021	81,516
2022	83,118
2023	72,280
2024 and thereafter	242,370
Total	$579,579

Total interest incurred on long-term debt for the years ended December 31, 2016, 2017 and 2018 amounted to $20,397, $23,266 and $25,713, respectively, which includes interest capitalized of $821, $42 and $0 for the years ended December 31, 2016, 2017 and 2018, respectively. The average interest rate (including the margin) for all bank loan and credit facilities during the years 2016, 2017 and 2018 was 3.290% p.a., 3.838% p.a. and 4.428% p.a., respectively.

As of December 31, 2018, the foregoing loan and credit facilities were secured as follows:

•	First priority mortgages over the vessels owned by the respective borrowers;

•	For one of the Safe Bulkers credit facilities, first priority mortgages over the vessels Andreas K, Pedhoulas Cherry, Pedhoulas Commander, Martine, Eleni, Kypros Bravery, Kypros Loyalty and Troodos Air;

•	For the other Safe Bulkers credit facility, first priority mortgage over the vessel Maria and second priority mortgages over the vessels Kanaris, Efrossini, Venus Horizon, Pedhoulas Builder and Pedhoulas Fighter;

•	First priority assignment of all insurances and earnings of the mortgaged vessels; and

•	Corporate guarantee from Safe Bulkers in respect of facilities entered into by the Subsidiaries.

Loan and credit facility agreements contain debt covenants including restrictions as to changes in management and ownership of the vessels, entering into certain long-term charters, additional indebtedness and mortgaging of vessels without the respective lender’s prior consent, minimum vessel insurance cover ratio requirements, as well as minimum fair vessel value ratio to outstanding loan principal requirements (the “Minimum Value Covenant”). The Minimum Value Covenant must not fall below 120%. The borrowers are permitted to pay dividends to their owners as long as no event of default under the respective loan has occurred or has not been remedied or would occur as a result of the payment of such dividends.

Certain of the loan and credit facility agreements require the respective borrowers to maintain at all times a minimum balance in each vessel operating account, from $150 to $1,000.

The corporate guarantees of the Company include the following financial covenants:

•	its total consolidated liabilities divided by its total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment, and the book value of all other assets), must not exceed 85% for credit facilities outstanding with commercial financing institutions and 80% for credit facilities outstanding with government owned export credit institutions (the “Consolidated Leverage Covenant”);

•	its total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment, and the book value of all other assets) less its total consolidated liabilities must not be less than $150,000 for credit facilities outstanding with government owned export credit institutions and for credit facilities outstanding with commercial financing institutions (the “Net Worth Covenant”);

•	the ratio of its EBITDA over consolidated interest expense must not be less than 2.0:1, on a trailing 12 months’ basis, for credit facilities, outstanding with commercial financing institutions (the “EBITDA Covenant”);

•	the ratio of its aggregate debt to EBITDA must not exceed 5.5:1 on a trailing 12 months’ basis, applicable as of June 30, 2020 (our next testing date) onwards for credit facilities outstanding with government owned export credit institutions;

•	its consolidated debt must not exceed $580,000 on December 31, 2018, June 30, 2019 and December 31, 2019 for credit facilities outstanding with government owned export credit institutions;

•	payment of dividends is subject to no event of default having occurred and be continuing or would occur as a result of the payment of such dividends; and

•	a minimum of 30% or 35%, as the case may be, of its voting and ownership rights shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities and, in the case of one facility, Polys Hajioannou beneficially holds a minimum of 20% of the voting and ownership rights.

The Minimum Value Covenant, Consolidated Leverage Covenant, EBITDA Covenant and Net Worth Covenant do not apply to the Shikokuepta loan facility, and the Minimum Value Covenant and EBITDA Covenant do not apply to the Maxeikosiena and Youngtwo financing agreements.

As of December 31, 2018, the Company was in compliance with all debt covenants in effect with respect to its loans and credit facilities.

7.	Share Capital

As of December 31, 2017 and 2018, the Company had 200,000,000 authorized common stock of $0.001 par value, of which 101,526,708 and 103,005,748 were issued and outstanding respectively.

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

As of December 31, 2017 and 2018, the Company had 20,000,000 authorized preferred stock of $0.01 par value; of which 379,514 and zero Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”), respectively, 2,300,000 and 2,300,000 Series C Cumulative Redeemable Perpetual Preferred Shares (the “Series C Preferred Shares”), respectively, 3,200,000 and 3,200,000 Series D Cumulative Redeemable Perpetual Preferred Shares (the “Series D Preferred Shares,” and, together with the Series B Preferred Shares and the Series C Preferred Shares, the “Preferred Shares”), respectively, were issued and outstanding respectively. In addition, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a shareholder rights plan.

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

Common stock

In June 2016, the Company implemented a program for the repurchase of an amount of up to 2,000,000 shares of its common stock. As of December 31, 2017 and 2018, the Company had repurchased 113,076 shares of common stock under this repurchase program, which were held as treasury shares.

In December 2016, the Company successfully completed a public offering, whereby 15,640,000 shares of common stock were issued and sold at a price of $1.10 per share. An entity controlled by Polys Hajioannou purchased 2,727,272 shares of common stock in the public offering. The gross proceeds of the public offering were $17,204, net of underwriting discount of $710 and offering expenses of $379.

In November 2018, the Company issued to an unaffiliated third party 1,441,048 shares of common stock to pay the first installment of $3,300 for the purchase price of Hull No. S 1772.

In December 2018, the Company implemented a new program for the repurchase of an amount of up to 3,000,000 of its common stock. As of December 31, 2018, the Company had repurchased 345,012 shares of common stock under the repurchase program, which were held as treasury shares. An additional 1,332,182 shares of common stock were repurchased until February 5, 2019. All 1,790,270 repurchased shares of common stock have been subsequently cancelled in February 2019.

Pursuant to arrangements approved by the Company’s shareholders and the nominating and compensation committee, effective July 1, 2008, in respect of the audit committee chairman and effective January 1, 2010, in respect of the other independent directors of the Company, the audit committee chairman receives the equivalent of $15 every quarter, and the other independent directors each receive the equivalent of $7.50, all payable in arrears in the form of newly-issued Company common stock as part compensation for services rendered as audit committee chairman and independent directors, respectively. The number of shares to be issued is determined based on the closing price of the Company’s common stock on the last trading day prior to the end of each quarter in which services were provided and the shares are issued as soon as practicable following the end of the quarter. During the years ended December 31, 2016, 2017 and 2018, 62,717 shares, 31,286 shares and 18,996 shares, respectively, were issued to the audit committee chairman and 62,717 shares, 31,286 shares and 18,996 shares, respectively, were issued in aggregate to the two other independent directors of the Company.

Preferred stock

In June 2013, the Company successfully completed a public offering, whereby 800,000 shares of Series B Preferred Shares were issued and sold at a price of $25.00 per share, and a private placement, whereby 800,000 shares of Series B Preferred Shares were issued and sold to an entity controlled by Polys Hajioannou, at the public offering price. The net proceeds of the public offering and the private placement were $38,865 net of underwriting discount of $672 and offering expenses of $463. The Series B Preferred Shares were issued for cash and paid cumulative quarterly dividends at a rate of 8% per annum from their date of issuance, i.e. $2.00 per preferred share. At any time on or after June 30, 2016, the Series B Preferred Shares could be redeemed, at the option of the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. If the Company failed to comply with certain covenants as these terms were defined in the applicable agreement, defaulted on any of its credit facilities, failed to pay four quarterly dividends payable in arrears or if the Series B Preferred Shares were not redeemed at the option of the Company, in whole by July 30, 2018, the dividend rate payable on the Series B Preferred Shares would increase quarterly to a rate that is 1.25 times the dividend rate payable on the Series B Preferred Shares, subject to an aggregate maximum rate per annum of 25% prior to July 30, 2016 and 30% thereafter. The Series B Preferred Shares were not convertible into common stock and were not redeemable at the option of the holder.

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

In December 2015, the Company implemented a program for the repurchase of an amount of up to $20,000 in aggregate of its Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares. Under the statement of designation of the respective series of preferred shares, any such shares repurchased by the Company are cancelled. As of December 31, 2018, the Company had repurchased and cancelled 114,232 Series B Preferred Shares under this repurchase program.

In April 2017, the Company completed an exchange offer for its outstanding Series B Preferred Shares, which had commenced in March 2017. Holders who elected to exchange their Series B Preferred Shares in the exchange offer received, for each such Series B Preferred Share (i) $22.50 in cash and (ii) two newly issued shares of common stock of the Company. Pursuant to the exchange offer, a total of $1,106,254 Series B Preferred Shares were validly tendered and accepted by the Company. The Series B Preferred Shares validly tendered and accepted by the Company represented 74.46% of the 1,485,768 Series B Preferred Shares outstanding at the commencement of the exchange offer. The exchange offer resulted in a cash payment of $24,891 and the issuance of 2,212,508 shares of common stock to holders of validly tendered and accepted Series B Preferred Shares. The difference between (1) the fair value of the consideration transferred to the holders of the Series B Preferred Shares (comprising the fair value of the shares of common stock and the cash payment offered) and (2) the carrying amount of the Series B Preferred Shares before the modification or exchange (net of issuance costs) amounted to $2,146, and was recorded as preferred deemed dividend.

In February 2018, the Company redeemed all 379,514 outstanding Series B Preferred Shares, pursuant to a redemption notice it had issued in January 2018. The Series B Preferred Shares were redeemed at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends to, but excluding the date of redemption (the

“Redemption Price”). As a result of the completion of the Redemption, Series B Preferred Shares are no longer deemed outstanding and all rights of the holders of such Series B Preferred Shares have been terminated. Furthermore, the Series B Preferred Shares were delisted from trading on the New York Stock Exchange.

The payment due upon liquidation to holders of any series of the Company’s preferred shares is fixed at the redemption preference of $25.00 per share plus accumulated and unpaid dividends to the date of liquidation. The liquidation price of the Series C Preferred Shares and Series D Preferred Shares as of December 31, 2018 was $58,305 and $81,120, respectively.

8.	Mezzanine equity

Mezzanine equity represents the USD equivalent of 100 shares of Series A Cumulative Redeemable Perpetual Preferred Stock (the “Series A Preferred Shares”) of our subsidiary Pinewood issued in June 2018 to an unaffiliated third party investor (the “Investor”) in the amount of JPY1,854,900,000 equivalent to $16,875, plus accrued dividend as of December 31, 2018 of JPY13,792,325 equivalent to $123. These shares were issued as part payment of the cost of the vessel Pedhoulas Cedrus owned by Pinewood.

Such shares have preference over shares of common stock of Pinewood with respect to distributions by, and liquidation of, Pinewood. The Series A Preferred Shares do not entitle the Investor to any voting rights (other than in limited circumstances in the case of certain events of default under the terms of their issuance), and they may be redeemed at the option of Pinewood at any time or at the option of the Investor upon the third anniversary of the issuance date. Such option to redeem the Series A Preferred Shares by the Investor meets the criteria for classification as mezzanine equity. The Investor is entitled to a dividend of 2.95% p.a. from the Series A Preferred Shares. The declaration of such dividend is subject to the discretion of Pinewood’s board of directors and dividends accrue and cumulate irrespective of such declaration. The Investor is entitled to nominate one director to the board of Pinewood, representing a minority of Pinewood’s board of directors.

The payment due upon liquidation to the Investor of Series A Preferred Shares is fixed at the redemption preference of JPY1,854,900,000 plus accumulated and unpaid dividends to the date of liquidation. The liquidation price of the Series A Preferred Shares as of December 31, 2018 was JPY1,868,692,325, equivalent to $16,984.

9.	Commitments and Contingencies

(a) Capital expenditure commitments relating to our vessels and vessels under construction are as follows:

Year Ended December 31,	Due to Shipyards/Sellers	Due to Manager	Other Commitments	Total
2019	$6,600	$275	$22,475	$29,350
2020	22,935	605	1,753	25,293
2021	—	—	2,152	2,152
2022	—	—	360	360
Total	29,535	880	26,740	57,155

Other commitments represent contracted costs related to the purchase of ballast water treatment systems and sulfur oxide exhaust gas cleaning systems to be installed on a number of our vessels.

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

10.	Revenues

Revenues are comprised of the following:

	Year Ended December 31,
	2016	2017	2018
Time charter revenue	$108,487	$146,533	$191,977
Voyage charter revenue	—	1,095	1,113
Other income	5,472	6,412	8,458
Total	113,959	154,040	201,548

11.	Vessel Operating Expenses

Vessel operating expenses are comprised of the following:

	Year Ended December 31,
	2016	2017	2018
Crew wages and related costs	$29,581	$30,948	$33,340
Insurance	3,452	3,148	3,163
Repairs, maintenance and drydocking costs	2,752	3,729	6,606
Spares, stores and provisions	7,015	9,345	13,855
Lubricants	3,754	3,220	3,901
Taxes	1,347	941	842
Miscellaneous	1,618	1,463	1,805
Total	$49,519	$52,794	$63,512

12.	Fair Value of Financial Instruments and Derivatives Instruments

Cash and cash equivalents and restricted cash, and interest rate derivatives are recorded at fair value. The carrying values of the current financial assets and current financial liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair values of the variable interest long-term debt approximate the recorded values, due to their variable interest rates. The fair value of the fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Company believes the terms of its loans are similar to those that could be procured as of December 31, 2018. The fair value of the long-term debt is disclosed in Note 6.

Derivative instruments

The Company, from time to time, may enter into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to acquisition of vessels and on certain loan obligations or for trading purposes. Foreign exchange forward contracts are agreements entered into with a bank to exchange, at a specified future date, currencies of different countries at a specific rate. As of December 31, 2017 and 2018, the Company had no outstanding derivative instruments relating to currency exchange contracts.

The Company enters, from time to time, into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company’s interest rate swaps did not qualify for hedge accounting. The Company determines the fair market value of the interest rate swaps at the end of every period and accordingly records the resulting unrealized loss/gain during the period in the consolidated statement of operations. As of December 31, 2018 the Company had no outstanding derivative instruments relating to interest rate swaps. Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains/losses in the consolidated statements of operations are shown below:

Derivatives not designated as hedging instruments

		Asset Derivatives Fair Values		Liability Derivatives Fair Values
Type of Contract	Balance sheet location	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2018
Interest Rate	Derivative assets / Current assets	$62	$—	$—	$—
Interest Rate	Derivative liabilities / Current liabilities	—	—	2	—
	Total Derivatives	$62	$—	$2	$—

	Amount of (Loss)/Gain Recognized on Derivatives Year Ended December 31,
	2016	2017	2018
Interest Rate Contracts	$(620)	$72	$18
Net (Loss)/Gain Recognized	$(620)	$72	$18

The gain or loss is recognized in the consolidated statement of operations and is presented in Other (Expense)/Income – (Loss)/gain on derivatives.

The Company’s interest rate derivative instruments were pay-fixed, receive-variable interest rate swaps based on the USD LIBOR swap rate. The fair value of the interest rate swaps is determined using a discounted cash flow approach based on market-based LIBOR swap yield curves and take into account the credit risk of the financial institutions that are counterparties in the interest rate swaps. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy. The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2017 and 2018.

	Significant Other Observable Inputs (Level 2)
	2017	2018
Derivative instruments – asset position	$62	$—
Derivative instruments – liability position	2	—

As of December 31, 2017 and 2018, no fair value measurements for assets or liabilities under Level 3 were recognized in the Company’s consolidated balance sheets.

Interest Rate Derivatives

Details of interest rate swap transactions entered into with certain banks in respect of certain loans and credit facilities as of December 31, 2017 and 2018 are presented in the table below:

				Notional amount
Loan or Credit
Facility (1)	Inception	Expiry	Fixed Rate	December 31, 2017	December 31, 2018
Marindou	January 14, 2013	January 16, 2018	1.6000%	$18,109	$—
Petra	January 18, 2013	January 18, 2018	0.9800%	14,000	—
Pemer	June 7, 2013	March 7, 2018	0.9475%	14,000	—
Avstes	July 18, 2013	April 18, 2018	1.3500%	14,000	—
Shikoku	August 28, 2013	August 28, 2018	1.2500%	11,200	—
Total				$71,309	$—

(1)	Under the above swap transactions, the relevant bank effected quarterly floating-rate payments to the Company for the relevant amount based on the three-month USD LIBOR, and the Company effected quarterly payments to the bank on the relevant amount at the respective fixed rates.
F-24

Asset Measured at Fair Value on a Non-Recurring Basis

The following tables summarize the valuation of assets measured at fair value on a non-recurring basis during the year ended December 31, 2017.

	Significant Other Observable Inputs (Level 2)	Loss
	December 31, 2017	December 31, 2017
M/V Panayiota K	$21,600	$29,892
M/V Efrossini	21,375	12,959
M/V Venus History	23,750	19,705
M/V Andreas K	20,450	28,737
Total	$87,175	$91,293

As a result of the impairment analysis performed for the year ended December 31, 2017, four of the Company’s vessels with a carrying amount of $178,468 were written down to their estimated fair value as of December 31, 2017 as determined by the Company based on vessel valuations for the vessels, obtained from independent third party shipbrokers, resulting in an impairment charge of $91,293. This impairment charge is presented in the accompanying consolidated statement of operations under the caption “Impairment loss” for the year ended December 31, 2017. No impairment charge was recorded and no assets were measured at fair value on a non-recurring basis for the year ended December 31, 2018.

13.	Accrued Liabilities

Accrued liabilities are comprised of the following:

	December 31,
	2017	2018
Interest on long-term debt	$2,361	$4,225
Vessels’ operating and voyage expenses	1,009	1,808
Commissions	143	139
Interest on derivatives and other finance expenses	65	566
General and administrative expenses	88	145
Total	$3,666	$6,883

14.	Future Minimum Time Charter Revenue

The future minimum time charter revenue, net of commissions, based on vessels committed to non-cancelable time charter contracts (including fixture recaps) as of December 31, 2018, is as follows:

December 31,
2019	$89,240
2020	31,151
2021	31,293
2022	19,405
2023	17,805
Thereafter	69,517
Total	$258,411

Revenues from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance. In arriving at the minimum future charter revenues, an estimated off-hire time has been deducted, although such estimate may not be reflective of the actual off-hire in the future.

15.	General and Administrative Expenses

General and administrative expenses include management fees payable to our Managers and costs in relation to the administration of our company. General and administrative expenses for the years ended December 31, 2016, 2017 and 2018 were as follows:

	December 31,
	2016	2017	2018
Management fees – related parties	$11,611	$13,511	$16,536
Professional fees (legal and accounting)	528	687	833
Compensation for Directors and Officers	1,907	468	477
Listing fees and expenses	107	96	115
Miscellaneous	1,228	1,356	1,281
Total	$15,381	$16,118	$19,242

16.	Unearned Revenue /Accrued Revenue

Unearned Revenue represents cash received in advance of it being earned, whereas Accrued Revenue represents revenue earned prior to cash being received. Revenue is recognized as earned on a straight-line basis at their average rates when charter agreements provide for varying annual charter rates over their term. Total Unearned Revenue/Accrued Revenue during the periods presented is as follows:

	December 31,
	2017	2018
Unearned Revenue
Cash received in advance of service provided – Current liability	$3,540	$4,925
Deferred revenue resulting from varying charter rates – Current liability	—	484
Deferred revenue resulting from varying charter rates – Non-Current liability	—	253
Total Unearned Revenue	3,540	5,662
Accrued Revenue
Resulting from revenue earned prior to cash being received – Current asset	2,029	475
Resulting from varying charter rates – Non-Current asset	831	614
Total Accrued Revenue	2,860	1,089

17.	Loss on Sale of Assets

During March 2016, the Company concluded the sale of the vessels Stalo and Kypros Unity to companies controlled by Polys Hajioannou for an aggregate gross consideration of $29,000 in cash, realizing a net loss of $2,750. During January 2017, the Company concluded the sale of the Hull No. 1551 to a company controlled by Polys Hajioannou for an aggregate gross consideration of $20,510 in cash, realizing a net loss of $120. There was no sale of assets for the period ended December 31, 2018.

18.	Dividends

During 2017, the Company declared and paid four quarterly consecutive dividends of $0.50 per share of Series B Preferred Shares, totaling $1,316, of Series C Preferred Shares, totaling $4,600 and of Series D Preferred Shares, totaling $6,400.

During 2018, the Company declared and paid one quarterly dividend of $0.50 per share and one final portion dividend of $0.11667 per share of Series B Preferred Shares, totaling $234, and four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $4,600, and of Series D Preferred Shares, totaling $6,400.

During 2018, the Company’s subsidiary Pinewood declared and paid preferred dividends totaling JPY17,090,489.00 equivalent to $153 comprising of its first dividend of JPY32,981.64 per share equivalent to $298.52 per share for the period June 8, 2018 to June 30, 2018, followed by one dividend of JPY137,923.25 per share equivalent to $1,231.37 per share of Series A Preferred Shares for the quarter ended September 30, 2018. In addition during 2018, Pinewood declared a dividend of JPY137,923.25 per share equivalent to $1,226.52 per share of Series A Preferred Shares totaling JPY13,792,325.00 equivalent to $123 for the quarter ended December 31, 2018, presented under the caption “Mezzanine Equity” in the consolidated balance sheets, which was paid in January 2019.

19.	(Loss)/earnings Per Share

Diluted (loss)/earnings per share is the same as basic (loss)/earnings per share. There are no other potentially dilutive shares. The computation of basic (loss)/earnings per share is presented as follows:

	December 31,
	2016	2017	2018
Net (loss)/income	$(55,966)	$(84,679)	$27,684
Less preferred dividend paid and accrued	14,025	12,316	11,384
Less preferred deemed dividend	—	2,146	—
Net (loss)/income available to common shareholders	(69,991)	(99,141)	16,300
Weighted average number of shares, basic and diluted	84,526,411	100,932,876	101,604,339
(Loss)/earnings per share in U.S. Dollars, basic and diluted	(0.83)	(0.98)	0.16

20.	Subsequent Events

(a) Dividend declaration: On January 11, 2019, the Board of Directors declared a dividend of $0.50 per all classes of preferred shares, totaling $2,750, payable to all shareholders of record as of January 23, 2019, which was paid on January 30, 2019.

