Form 20-F
period 2019-12-31
SAFE BULKERS, INC.
filed 2020-03-25
CIK 1434754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019
☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Commission File Number 001-34077

SAFE BULKERS, INC.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)
Safe Bulkers, Inc.
Apt. D11
Les Acanthes
6, Avenue des Citronniers
MC98000 Monaco
(Address of principal executive office)
Dr. Loukas Barmparis
President
Telephone: +30 2 111 888 400
Telephone: +357 25 887 200
Facsimile: +30 2 111 878 500
(Name, Address, Telephone Number and Facsimile Number of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value per share	SB	New York Stock Exchange
Preferred stock purchase rights	N/A
8.00% Series C Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share	SB.PR.C	New York Stock Exchange
8.00% Series D Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share	SB.PR.D	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2019, there were 104,251,019 shares of the registrant’s common stock, 2,300,000 shares of 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value per share, liquidation preference $25.00 per share, and 3,200,000 shares of 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value per share, liquidation preference $25.00 per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐
No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

•
future, pending or recent acquisitions, business strategy, and other plans and objectives for growth and future operations, areas of possible expansion and expected capital spending or operating expenses;

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

•
the effect of the 2019 Novel Coronavirus (the “2019-nCoV”) on our business and operations and any related remediation measures on our performance and business prospects (including our ability to successfully install sulfur oxide exhaust gas cleaning systems in about half of our fleet);

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

•
our future capital expenditures (including our ability to successfully install ballast water treatment systems in all of our vessels and complete our program for the installation of sulfur oxide exhaust gas cleaning systems in about half of our fleet) and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime delays, cost overruns and lost revenue);

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

•
risks inherent in vessel operation, including terrorism (including cyber terrorism), piracy corruption, militant activities, political instability, terrorism and ethnic unrest in locations where we may operate and discharge of pollutants;

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

(i) Selected Financial Data

The following table presents selected consolidated financial and other data of Safe Bulkers, Inc. for each of the five years in the five year period ended December 31, 2019. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data of Safe Bulkers, Inc. is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with United States (the “U.S.”) generally accepted accounting principles (“U.S. GAAP”).

Our audited consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2017, 2018 and 2019 and the consolidated balance sheets at December 31, 2018 and 2019, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

	Year Ended December
	2015	2016	2017	2018	2019
	(in thousands of U.S. dollars except share data)
STATEMENT OF OPERATIONS
Revenues	$132,375	$113,959	$154,040	$201,548	$206,682
Commissions	(5,058)	(4,187)	(6,008)	(8,357)	(8,921)
Net revenues	127,317	109,772	148,032	193,191	197,761
Voyage expenses	(17,856)	(7,679)	(3,932)	(6,378)	(13,715)
Vessel operating expenses	(55,469)	(49,519)	(52,794)	(63,512)	(68,569)
Depreciation	(47,133)	(49,485)	(51,424)	(48,067)	(50,310)
General and administrative expenses
Management fee to related parties	(10,764)	(11,611)	(13,511)	(16,536)	(18,050)
Company administration expenses	(3,853)	(3,770)	(2,607)	(2,706)	(2,589)
Early redelivery cost, net	—	—	(1,263)	(105)	(63)
Loss on inventory valuation	(1,432)	—	—	—	—
Other operating income/(cost)	—	794	(390)	—	(414)

Loss on sale of assets	—	(2,750)	(120)	—	—
Impairment loss	(22,826)	(17,163)	(91,293)	—	—
Operating (loss)/income	(32,016)	(31,411)	(69,302)	55,887	44,051
Interest expense	(11,650)	(19,576)	(23,224)	(25,713)	(26,815)
Other finance (costs)/income	(242)	(1,735)	7,651	(973)	(714)
Interest income	86	515	799	929	1,558
(Loss)/gain on derivatives	(1,676)	(620)	72	18	(121)
Foreign currency gain/(loss)	347	(76)	1,782	(670)	(76)
Amortization and write-off of deferred finance charges	(2,793)	(3,063)	(2,457)	(1,794)	(1,845)
Net (loss)/income	$(47,944)	$(55,966)	$(84,679)	$27,684	$16,038
(Loss)/earnings per share of Common Stock, basic and diluted	$(0.74)	$(0.83)	$(0.98)	$0.16	$0.04
Cash dividends declared per share of Common Stock	$0.04	$—	$—	—	—
Cash dividends declared per share of Preferred B Shares	$2.00	$2.00	$2.00	$0.62	$—
Cash dividends declared per share of Preferred C Shares	$2.00	$2.00	$2.00	$2.00	$2.00
Cash dividends declared per share of Preferred D Shares	$2.00	$2.00	$2.00	$2.00	$2.00
Weighted average number of shares of Common Stock outstanding, basic and diluted	83,479,636	84,526,411	100,932,876	101,604,339	101,686,312

	Year Ended December
	2015	2016	2017	2018	2019
	(in thousands of U.S. dollars)
OTHER FINANCIAL DATA
Net cash provided by operating activities	$25,523	$13,478	$50,101	$85,449	$58,284
Net cash used in investing activities (1)	(125,041)	(39,873)	(39,590)	(63,670)	(36,785)
Net cash provided by/(used in) financing activities	180,090	(83,875)	(47,060)	(15,580)	8,540
Net increase/(decrease) in cash and cash equivalents and restricted cash (1)	80,572	(110,270)	(36,549)	6,199	30,039
(1) Effective December 31, 2017, we adopted the new standard Accounting Standards Update ASU 2016-18 – Restricted Cash. The implementation of this update affected the presentation in the statement of cash flows relating to changes in restricted cash which are presented as part of Cash whereas we previously presented these within investing activities. This standard was retrospectively applied to all periods presented.

	Year Ended December
	2015	2016	2017	2018	2019
	(in thousands of U.S. dollars)
BALANCE SHEET DATA
Total current assets	243,162	111,008	79,086	101,262	135,989
Total fixed assets	1,056,517	1,051,726	946,529	963,887	964,000
Other non-current assets	9,952	11,019	9,482	11,050	14,654
Total assets	1,309,631	1,173,753	1,035,097	1,076,199	1,114,643
Total current liabilities	105,726	23,779	36,933	54,606	86,784
Long-term debt, net of current portion and of deferred finance charges	569,399	569,781	541,816	538,508	536,995
Total liabilities	675,485	595,217	578,749	593,367	624,701
Mezzanine equity	—	—	—	16,998	17,200
Common stock, $0.001 par value	83	99	102	103	104
Total shareholders’ equity	634,146	578,536	456,348	465,834	472,742
Total liabilities and shareholders’ equity	1,309,631	1,173,753	1,035,097	1,076,199	1,114,643

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

Risks Inherent in Our Industry and Our Business

The international drybulk shipping industry is cyclical and volatile, having reached historical highs in 2008 and historical lows in 2016. Charter rates improved in 2019, but have been volatile in the start of 2020. Cyclicality and volatility may lead to reductions in the charter rates we are able to obtain, in vessel values and in our earnings, results of operations and available cash flow.

The drybulk shipping industry is cyclical with attendant volatility in charter rates, vessel values and profitability. The industry is cyclical in nature due to seasonal fluctuations and to the market adjustments in supply of and demand for drybulk vessels, and trade disruptions, such as that currently being caused by the 2019-nCoV. We expect this cyclicality and volatility in market rates to continue in the foreseeable future. Accordingly, there can be no assurance that the drybulk charter market will recover in the near future, and the market could experience a further downturn. For example, in 2008, the Baltic Dry Index (the “BDI”), had reached an all-time high of 11,793, while in 2016, BDI had reached an all-time low of 290. During 2019 and 2020, the BDI, remained volatile, reaching an annual low of 595 on February 11, 2019 and an annual high of 2,518 on September 4, 2019 for 2019 and a low of 411 on February 10, 2020 and a high of 976 on January 2, 2020 for 2020. In 2020, the BDI has slumped as a result of the 2019-nCoV.
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
As of March 13, 2020, 6 of our 41 drybulk vessels were deployed or scheduled to be deployed on period time charters of more than three months remaining term. In addition, we have contracted to acquire one resale newbuild vessel scheduled to be delivered in the second quarter of 2020, which does not currently have any contracted charter. As more vessels become available for employment, we may have difficulty entering into multi-year, fixed-rate time charters for our vessels, and as a result, our cash flows may be subject to instability in the long-term. We may be required to enter into variable rate charters or charters linked to the Baltic Panamax Index, as opposed to contracts based on fixed rates, which could result in a decrease in our cash flows and net income in periods when the market for drybulk shipping is depressed. If low charter rates in the drybulk market prevail during periods when we must replace our existing charters, it will have an adverse effect on our revenues, profitability, cash flows and our ability to comply with the financial covenants in our loan and credit facilities.

The factors affecting the supply and demand for drybulk vessels are outside of our control and are difficult to predict with confidence. As a result, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for drybulk vessel capacity include:

•	demand for and production of drybulk products;

•	global and regional economic and political conditions, including natural or other disasters (including the 2019-nCoV), armed conflicts, terrorist activities and strikes;

•	environmental and other regulatory developments;

•	the distance drybulk cargoes are to be moved by sea;

•	changes in seaborne and other transportation patterns including shifts in transportation demand for drybulk transportation services;

•	weather and natural disasters;

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars; and

•	tariffs on imports and exports that could affect the international trade.
Factors that influence the supply of drybulk vessel capacity include:

•	the size of the newbuilding orderbook;

•
the number of newbuild deliveries, which, among other factors, relates to the ability of shipyards to deliver newbuilds by contracted delivery dates and the ability of purchasers to finance such newbuilds;

•	the scrapping rate of older vessels, depending, amongst other things, on scrapping rates and international scrapping regulations;

•	port and canal congestion;

•	sanctions;

•	the number of vessels that are in or out of service, including due to vessel casualties; and

•	changes in environmental and other regulations that may limit the useful lives of vessels.

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

The market supply of drybulk vessels has been increasing in terms of deadweight tons (“dwt”), and the number of drybulk vessels on order as of December 31, 2019 was approximately 9.2% for Panamax to Post-Panamax class vessels (65,000 dwt to 100,000 dwt) and 11.9% for Capesize class vessels (over 100,000 dwt), as compared to the then-existing global drybulk fleet in terms of dwt, with the majority of new deliveries expected during 2020. As a result, the drybulk fleet continues to grow. In addition, during periods when there are high expectations for charter market recovery, a large number of orders may be placed in shipyards, resulting in a further increase of newbuild orders and accordingly in the size of the global drybulk fleet. An oversupply of drybulk vessel capacity will likely result in a reduction of charter hire rates. We will be exposed to changes in charter rates with respect to our existing fleet and our remaining newbuild, depending on the ultimate growth of the global drybulk fleet. If we cannot enter into period time charters on acceptable terms, we may have to secure charters in the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. In our current fleet, as of March 13, 2020, 36 vessels will be available for employment in the first half of 2020. A material increase in the net supply of drybulk vessel capacity without corresponding growth in drybulk vessel demand could have a material adverse effect on our fleet utilization and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition and results of operations.

The market value of drybulk vessels is highly volatile, being related to charter market conditions, aging and environmental regulations. The market values of our vessels may significantly decrease which could cause us to breach covenants in our credit and loan facilities, and could have a material adverse effect on our business, financial condition and results of operations.

Our credit and loan facilities, which are secured by mortgages on our vessels, require us to comply with collateral coverage ratios and satisfy certain financial and other covenants, including those that are affected by the market value of our vessels. The market values of drybulk vessels have generally experienced significant volatility within a short period of time. The market prices for secondhand and newbuild drybulk vessels have experienced a small increase in 2018 and 2019 following a significant increase in 2017 compared to the very low levels experienced in 2016 when vessel values were reduced in a short period of time due to depressed market conditions. The market value of our vessels fluctuates depending on a number of factors, including:

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

We were in compliance with our covenants in our credit and loan facilities in effect as of December 31, 2018 and December 31, 2019. If the market value of our vessels, or our newbuild upon its delivery to us, declines, we may breach some of the covenants contained in our credit and loan facilities. If we do breach such covenants and we are unable to remedy or our lenders refuse to waive the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing those loan and credit facilities. As a result of cross-default provisions contained in our loan and credit facility agreements, this could in turn lead to additional defaults under our loan agreements and the consequent acceleration of the indebtedness under those agreements and the commencement of similar foreclosure proceedings by other lenders. If our indebtedness were accelerated in full or in part, it would be difficult for us to refinance our debt or obtain additional financing on favorable terms or at all and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to continue our business.

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

Technological developments could reduce our earnings and the value of our vessels.

Determining factors for the useful life of the vessels in our fleet are efficiency, operational flexibility and technological developments. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The duration of a vessel’s useful life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer useful lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. As a result, our earnings and financial condition could be adversely affected.

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

Various jurisdictions have also regulated or are considering the further regulation of greenhouse gases from vessels and emissions of sulfur and nitrogen oxides. Greenhouse gas regulations presently require the monitoring of greenhouse gas emissions. Nitrogen oxides emission regulations require the installation of advanced Tier III engines in newbuilds and modifications are not expected to be required in existing vessels. Regulation for sulfur oxides emissions may involve the installation or retrofitting of Scrubbers.

More specifically, the regulations regarding sulfur oxides emissions, which came into effect January 1, 2020, provide for a 0.5% (lowered from 3.5%) sulfur cap on marine fuel consumed by a vessel unless the vessel is equipped with a Scrubber. The most commonly used marine fuel with lower than 0.5% sulfur content is marine gas oil (“MGO”), which presently is substantially more expensive compared to the currently widely used 3.5% sulfur content heavy fuel oil (“HFO”). Additional marine fuels which comply with the 0.5% sulfur cap have been developed; however, their cost, worldwide availability, compatibility with the existing fuels on board when a vessel is refueled, stability over a long period of time suitability for storage in a vessel’s fuel tanks and other technical considerations are still under assessment. The increased demand for MGO or other compliant marine fuels, may lead to a wide price differential between such compliant fuels and HFO, problems with compatibility, fuel stability and other technical considerations which may affect the operations of vessels using such compliant fuels and their competitiveness compared to vessels that will continue to use HFO following the installation of Scrubbers. On the other hand, vessels that will be equipped with Scrubbers may also face shortage of HFO worldwide and price distortions, as only a small percentage of the global fleet is already equipped with Scrubbers and the trading of HFO may not be economical to fuel suppliers. In addition, restrictions of effluents from Scrubbers have been imposed in various jurisdictions, affecting the viability of investments required to equip vessels with Scrubbers. In response to sulfur oxides emissions regulations, we entered into an agreement to install Scrubbers in about half of our vessels.

In 2019, we installed Scrubbers in 15 vessels and we expect to install five additional Scrubbers in 2020. The installation of the remaining five Scrubbers and related capital expenditure is expected to be concluded in 2020. The installation of the remaining Scrubbers is expected to be both time consuming and costly and may be delayed by the 2019-nCoV outbreak, which has caused delays in the resumption of shipyard operations following the Chinese New Year and a shortage of personnel to perform Scrubber installations, which has resulted in a corresponding delay in the installation of Scrubbers by such shipyards. If we fail to timely install the Scrubbers in the vessels that we have scheduled to, and/or if the price differential between compliant fuels and HFO is narrower than expected due to among other things, a drop in oil prices and/or a reduced demand for oil, then we may not realize any return, or we may realize a lower return on our investment in Scrubbers than that which we expected, which could have a material adverse effect on our results of operations, cash flows and financial position. Conversely, if the price differential between compliant fuels and HFO is wider than expected, about half of our vessels that will not be equipped with Scrubbers may face difficulties in competing with vessels equipped with Scrubbers, which could have a material adverse effect on our results of operations, cash flows and financial position.

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

We are subject to complex laws and regulations, including international safety regulations and requirements imposed by our classification societies and the failure to comply with these regulations and requirements may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

We are subject to complex laws and regulations both in the jurisdictions in which we operate, such as international conventions, regulations and treaties, and in national laws. Compliance with regulations and laws require significant costs which could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. Our industry’s regulatory environment is becoming exponentially complex and includes regulations of the European Union regulations, the United Nations’ International Maritime Organization (“IMO”), such as the International Convention for the Prevention of Pollution from Ships of 1973 (“ISM Code”), including the designation of Emission Control Areas, the International Ship and Port Facility Security Code, the United States Oil Pollution Act of 1990, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, the U.S. Clean Air Act, the U.S. Clean Water Act, the U.S. Marine Transportation Security Act of 2002 and others. In the foreseeable future we expect the trend of increasing regulatory compliance complexity to continue. For example, United States agencies and the IMO’s Maritime Safety Committee have adopted cyber security regulations which requires ship owners and managers to incorporate cyber risk management and security into their safety management in 2021.

The operation of our vessels is affected by the requirements set forth in the IMO ISM Code. Under the ISM Code, we are required to develop and maintain an extensive Safety Management System (“SMS”) that includes the adoption of a safety and environmental protection policy. Failure to comply with the ISM Code may subject us to increased liability, invalidate existing insurance or decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. For example, the U.S. Coast Guard and E.U. authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and E.U. ports. Currently, each of the vessels in our current fleet is ISM Code-certified, but we may not be able to maintain such certification at all times. If we fail to maintain ISM Code certification for our vessels, we may also breach covenants in certain of our credit and loan facilities that require that our vessels be ISM Code-certified. If we breach such covenants due to failure to maintain ISM Code certification and are unable to remedy the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit or loan facilities.
The operation of our vessels is also affected by other government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we may not be able to predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations. In addition, vessel classification societies also impose significant safety and other requirements on our vessels. As a result, we may incur significant capital expenditures on our vessels to keep them in compliance. See Item 4. Information on the Company-Business Overview-Environmental and Other Regulations for more information.

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

The operation of any vessel includes risks such as weather conditions, mechanical failure, collision, fire, contact with floating objects, cargo or property loss or damage and business interruption due to political circumstances in countries, piracy, terrorist and cyber terrorist attacks, armed hostilities and labor strikes. Such occurrences could result in death or injury to persons, loss, damage or destruction of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates and damage to our reputation and customer relationships generally.

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

The outbreak of the 2019-nCoV and the resulting disruptions to the international shipping industry, could negatively affect our business, financial performance and our results of operations.

As of March 2020, the outbreak of the 2019-nCoV has been declared a pandemic by the World Health Organization (“WHO”). The outbreak of the 2019-nCoV in China and other countries in early 2020, led to a number of countries, ports and organizations to take measures against its spread, such as quarantines and restrictions on travel. Such measures were taken initially in Chinese ports, where we conduct a large part of our operations, and have gradually expanded to other countries globally covering most ports where we conduct business. These measures have and will likely continue to cause severe trade disruptions due to, among other things, the unavailability of personnel, supply chain disruption, interruptions of production, delays in planned strategic projects and closure of businesses and facilities. We operate in a sector of the economy that has been and will likely continue to be adversely impacted by the effects of trade disruptions due to the spread of the 2019-nCoV. Such trade disruptions have adversely affected and will continue to adversely affect the level of imports to and exports from China and other countries, which in turn has adversely affected and will continue to adversely affect the demand for our services, our business and results of operations, dry bulk shipping rates and the international shipping industry as a whole. For example, travel restrictions on Chinese workers have prevented the normal resumption of work after Chinese New Year and have affected the operation of manufacturing plants within China. The slowdown of Chinese manufacturing as a result of2019-nCov is likely to have an impact on the global supply chain along with a consequential impact on construction projects and other downstream industries which is likely to have an adverse effect on our business. Disruption may also spread to other markets, including key dry bulk and other commodity markets (e.g., copper, iron ore, zinc, nickel, lithium, oil and liquefied natural gas (“LNG”). Our business and the drybulk shipping industry as a whole is likely to be impacted not only from a reduced demand for drybulk shipping services, but also from a reduced workforce and delays of crew changes as a result of quarantines applicable in several countries and ports and delays of vessels as a result of port checks due to cases, or suspected cases, of the 2019-nCoV amongst crew, as well as delays in the construction of newbuild vessels, scheduled drydockings, intermediate or special surveys of vessels and scheduled and unscheduled ship repairs and upgrades, including the installation of Scrubbers and BWTS.

Furthermore, the construction of newbuild vessels and scheduled and unscheduled ship repairs and upgrades, including Scrubber and BWTS installation, have been widely delayed as a result of the impact of the 2019-nCoV outbreak on the repair yard workforce. Many repair yards have declared force majeure which may extend the duration of or further delay the repair or upgrade work, scheduled drydockings, and/or intermediate or special surveys of vessels, which in turn may affect the availability and quality of vessels and the ability to obtain the renewal of vessels’ certificates on a timely basis. The Company has scheduled several yard repairs during 2020, some of which have already been rescheduled for a later date. The Company also has one resale newbuild vessel scheduled for delivery in the second quarter of 2020, which may face delays. Any such delays or any failures to conduct such repairs or upgrades, drydockings or surveys in a timely manner may affect our results of operations. Furthermore, the installation of the remaining Scrubbers contemplated for our fleet may be delayed by the disruptions caused by the 2019-nCoV outbreak. If we fail to install the Scrubbers on the anticipated time line, we may not realize any return, or we may realize a reduced return, on our investment in such Scrubbers, which could have a material adverse effect on our results of operations, cash flows and financial position.

The 2019-nCoV outbreak may negatively impact our business, financial performance and operating results, but the extent and duration of such impacts remain largely uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the severity and transmission rate of the 2019-nCoV, the extent and effectiveness of containment actions taken, including travel and cargo restrictions, and the impact of these and other factors on the shipping industry.

Acts of piracy on ocean-going vessels may increase in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide has generally decreased since 2013, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Sulu Sea and the Gulf of Guinea, with drybulk vessels and tankers particularly vulnerable to such attacks. Acts of piracy could result in harm or danger to the crews that man our vessels.

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

The operation of a drybulk vessel has certain unique operational and technical risks which include mechanical failure, collision, property loss, cargo loss or damage as well as personal injury, illness and loss of life and could lead to an environmental disaster. Drybulk vessels may develop unexpected mechanical and operational problems due to several reasons including improper maintenance and weather conditions. We operate certain of our vessels using compliant fuels with 0.5% sulfur content, some of which are currently under development, have not yet been adequately tested on board our vessels and under certain conditions may cause loss of the vessel’s main engine power with severe results that can lead to collision and loss of a vessel.

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

We rely on information technology, and if we are unable to protect against service interruptions, data corruption, cyber based attacks or network security breaches, our operations could be disrupted and our business could be negatively affected.

We rely on information technology networks and systems to process, transmit and store electronic and financial information; to capture knowledge of our business; to coordinate our business across our operation bases; and to communicate internally with our vessels, customers, suppliers, partners and other third-parties. In addition, our vessels use potentially vulnerable systems such as electronically transmitted maps and navigational systems cargo management systems, bridge systems, propulsion and machinery management and power control systems, access control systems, administrative and crew welfare systems and communication systems.

These information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns, hardware or software failures, power outages, computer viruses, cyber attacks, telecommunication failures, user errors or catastrophic events. Risks and vulnerabilities can also arise out of inadequacies in design, integration and/or maintenance of information technology systems , as well as lapses in cyber discipline. Furthermore, as of May 25, 2018, data breaches on personal data, as defined in the European General Data Protection Regulation, could lead to administrative fines up to €20 million or up to 4% of the total worldwide annual turnover of the company, whichever is greater. Our information technology systems are becoming increasingly integrated, so damage, disruption or shutdown to the system could result in a more widespread impact. If our information technology systems suffer severe damage, disruption or shutdown, and our business continuity plans do not effectively resolve the issues in a timely manner, our operations could be disrupted and our business could be negatively affected.

A cyber attack could materially and adversely affect our business.

        Our information systems and networks could become targeted and attacked by individuals or organized groups. A cyber attack could materially and adversely affect our business operations, financial condition, results of operations and cash flows and our reputation. In addition, cyber attacks could lead to potential unauthorized access and disclosure of proprietary or confidential information or, personal data and data loss and corruption. Cyber attacks on our vessels may also lead to potential unauthorized access to, or service interruptions, denial or manipulation of the navigational systems of our vessels, which could result in hazardous accidents. There is no assurance that we will not experience these service interruptions or cyber attacks in the future. Further, as the methods of cyber attacks continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures, or to investigate and remedy any vulnerabilities to cyber attacks. Moreover, we do not carry cyber attack insurance to cover the aforementioned risks to our information technology.
Recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicate that cyber security regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cyber security threats. For example, cyber risk management systems must be incorporated by ship owners and managers by 2021. This might cause companies to cultivate additional procedures for monitoring cyber security, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is difficult to predict at this time.

The exit of the United Kingdom from the European Union could adversely affect us.

On January 31, 2020, the United Kingdom (the “U.K.”) formally withdrew from the E.U. (“Brexit”). The U.K. subsequently entered into a transition period through December 31, 2020, during which it will continue to obey the rules of the E.U. as negotiations continue regarding the future relationship between the U.K. and the E.U.

We have operations in the E.U., and as a result, we face risks associated with the potential uncertainty and disruptions that may follow Brexit, including volatility in the value of the pound sterling and the euro, volatility in exchange rates and interest rates, business disruptions, increased tariffs and potential material changes to the regulatory regime applicable to our business or global trading parties. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets as the U.K. determines which E.U. treaties, laws and regulations to replace or replicate, including those governing maritime, labor, environmental, competition, international trade and other matters applicable to our business. Any of these effects of Brexit, and others we cannot anticipate or that may evolve over time, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Political uncertainty and an increase in trade protectionism could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism from China, other countries in the Asian region, the United States or other nations will adversely affect our business. If the global recovery is undermined by downside risks and the economic downturn returns, or if the regulatory environment otherwise dictates, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism affecting the markets that our charterers serve may cause (i) a decrease in cargoes available to our charterers in favor of domestic charterers and domestically owned ships and (ii) an increase in the risks associated with importing goods to such markets. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and restricting currency exchanges within China. Further, on January 23, 2017, President Trump signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. Further, in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. Throughout 2018 and 2019, President Trump called for substantial changes to foreign trade policy with China and raised, and proposed to further raise in the future, tariffs on several Chinese goods in order to reverse what he perceives as unfair trade practices that have negatively impacted U.S. businesses. The announcement of such tariffs has triggered retaliatory actions from foreign governments, including China, and may trigger retaliatory actions by other foreign governments, potentially resulting in a “trade war.” The trade war has had the effect of reducing the supply of goods available for import or export and has therefore results in a decrease in demand for shipping. On January 15, 2020, the United States and China signed the Phase One Deal, agreeing to the rollback of tariffs, expansion of trade purchases, and renewed commitments on intellectual property, technology transfer, and currency practices deescalating the trade war. Under the Phase One Deal the U.S. has committed to reduce tariffs from 15 % to 7.5% on US$120 billion worth of goods and China has agreed to halve tariffs on 1,717 U.S. goods, lowering the tariff on some items from 10% to 5%, and others from 5 % to 2.5%, which both took effect on February 14, 2020.

There is no certainty that the de-escalation of the trade war between the U.S. and China will continue and there is no certainty that additional tariffs will not be imposed by the U.S. or China. Should the de-escalation of the trade war discontinue or an increase in trade barriers or restrictions on trade occur or be perceived to become likely, such events may have an adverse effect on global market conditions, may have an adverse impact on global trade and our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

We expect to derive a significant part of our revenues from a limited number of customers. During the year ended December 31, 2019, two of our charterers each accounted for more than 10.0% of our revenues and in previous periods some of our charterers each accounted for more than 10.0% of our revenues. We could lose a customer for many different reasons, including:

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

As of March 13, 2020, we intend to grow our business through the acquisition of one contracted newbuild vessel which is scheduled to be delivered in the first half of 2020. We may contract additional newbuild vessels or make selective acquisitions of additional secondhand vessels. Our future growth will primarily depend on our ability to locate and acquire suitable vessels, enlarge our customer base, operate and supervise any newbuilds we may order and obtain required debt or equity financing on acceptable terms.

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

Environmental investments in Scrubbers and BWTS currently represent the largest investment of the Company. The retrofit of Scrubbers and BWTS is a demanding job, involving the selection of equipment, detailed engineering studies and high quality of installation. During 2019, we installed BWTS in 7 vessels and Scrubbers in 15 vessels. During the remainder of 2020, we expect to install BWTS in 9 vessels and Scrubbers in 5 vessels in most cases concurrently with their drydocking. A delay in the delivery to us of BWTS or Scrubber equipment, or a delay in the installation of such equipment on board each vessel could increase the down time of the relevant vessel. In addition, if the installation of Scrubbers on the vessels is delayed, then we may realize reduced returns on the relevant investments. Furthermore, if we fail to successfully install, commission and operate a Scrubber, we may not realize any return on such investment. All such difficulties could have material adverse effect on our results of operations, cash flows and financial position.

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

As of March 13, 2020, the vessels in our current fleet had an average age of 9.5 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. We estimate the useful life of our second hand vessels to be 25 years from the date of built. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations will be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

Our ability to obtain financing on favorable terms and the deterioration of the global banking markets may adversely impact our business. If economic conditions globally continue to be volatile, it could impede our operations.

Although capital markets have improved since 2008, when banks and other financial institutions active in the shipping industry became increasingly unwilling to provide credit, they slumped again in the first months of 2020. The shipping industry remains negatively affected by the scarcity of credit and the cost of financing has increased. Financing institutions have increased interest rates or even ceased funding for certain shipping companies. Furthermore, vessels older than 15 years old may not be financed by banks and other financial institutions at all. Any further deterioration of the global banking markets may decrease the availability of financing or refinancing on acceptable terms when needed, and we may be unable to meet our debt obligations as they become due.

The continuing instability and conflicts in Syria, the turmoil in Venezuela and other geographic areas, the stabilization of growth in China, the economic weakness in the E.U. and the 2019-nCoV may affect credit markets globally, reduce liquidity, disrupt economic conditions and may have a material adverse effect on our results of operations and financial condition.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of March 13, 2020, the average age of the vessels in our current fleet was 9.5 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Seventeen vessels in our fleet were over ten years old as of December 31, 2019. We may encounter higher operating and maintenance costs due to the age and condition of those vessels. In addition, if in the future we acquire additional secondhand vessels, such vessels may develop unexpected mechanical and operational problems despite adherence to regular survey schedules and proper maintenance. We cannot obtain the same knowledge about the condition of a secondhand vessel compared to a newbuild through the performed inspection prior to the purchase of such secondhand vessel nor about the cost of any required (or anticipated) repairs that we would have had if this vessel had been built for and operated exclusively by us. We will have the benefit of warranties on newly constructed vessels; we may not receive the benefit of warranties on secondhand vessels.

Our business could be adversely affected by negative developments or uncertainty in the transportation industry due to lack of revenue source diversification.

        We derive all our revenues exclusively from our business operations in the drybulk transportation industry. An adverse market development in the drybulk sector of the transportation industry could therefore have a stronger impact on our business, results of operations, cash flows and financial condition, than if we had multiple sources of revenues, lines of businesses or types of assets.

Uncertainty regarding the London Interbank Offered Rate (“LIBOR”) due to changes in the reporting practices, the method in which LIBOR is determined or the use of alternative reference rates may adversely impact our indebtedness under our credit and loan facilities, which would have a material adverse effect on our business, financial condition and results of operations.

In July 2017, the U.K. Financial Conduct Authority announced that it would phase out LIBOR as a benchmark by the end of 2021. The Alternative Reference Rates Committee (“ARRC”), a steering committee comprised of large U.S. financial institutions, has proposed replacing USD-LIBOR with a new index calculated by short-term repurchase agreements, the Secured Overnight Financing Rate (“SOFR”). At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR, and it is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR, whether LIBOR rates will cease to be published or supported before or after 2021 or whether any additional reforms to LIBOR may be enacted in the U.K. or elsewhere. Such developments and any other legal or regulatory changes in the method by which LIBOR is determined or the transition from LIBOR to a successor benchmark may result in, among other things, a sudden or prolonged increase or decrease in LIBOR, a delay in the publication of LIBOR, and changes in the rules or methodologies in LIBOR, which may discourage market participants from continuing to administer or to participate in LIBOR’s determination and, in certain situations, could result in LIBOR no longer being determined and published. Furthermore, there is no guarantee that a transition from LIBOR to an alternative reference interest rate will not result in financial market disruptions or significant increases in benchmark rates, or borrowing costs to borrowers, any of which could have an adverse effect on our business, financial condition and results of operations.
Most of our credit and loan facilities are linked to LIBOR. When LIBOR ceases to exist, we will need to link our new credit and loan facilities to a different standard, and may need to amend our credit and loan facilities based on a new standard that is established, if any. If a published LIBOR rate is unavailable after 2021, the interest rates on our credit and loan facilities which are indexed to LIBOR will be determined using various alternative methods, any of which may result in interest obligations which are more than or do not otherwise correlate over time with the payments that would have been made on such debt if LIBOR was available in its current form. Any of these proposals or consequences could have a material adverse effect on our financing costs, and as a result, our financial condition, operating results and cash flows.

We are and will be exposed to floating interest rates and may selectively enter into interest rate derivative contracts, which can result in higher than market interest rates and charges against our income.

The loans under our credit facilities are generally advanced at a floating rate based on LIBOR, which was volatile prior to 2008 and can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. Over the last few years, LIBOR has been at relatively low levels, but has increased during recent periods. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

In March 2020, we entered into derivative contracts to hedge our overall exposure to interest rate risk, and we may enter into additional derivative contracts in the future. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant losses. The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs.

Because we generate substantially all of our revenues in U.S. dollars but incur a material portion of our expenses in other currencies, including our management fees and investments in Scrubbers and BWTS, and may, in the future, also incur a material portion of our indebtedness and our capital expenditure requirements in other currencies, exchange rate fluctuations could have a material adverse effect on our business, financial condition and results of operations.

We generate substantially all of our revenues in U.S. dollars, but in 2019 we incurred approximately 27.9% of our vessel operating expenses in currencies other than the U.S. dollar, of which 52.9% was denominated in Euros. In addition, we incurred the majority of our management fees in Euros, and this will continue in the future. A significant part of our commitments for the acquisition of the Scrubber and BWTS equipment is also denominated in Euros. In June 2018, we issued preferred shares to an unaffiliated investor in one of our subsidiaries. These preferred shares are denominated in Japanese yen and may be redeemed at the option of the investor in 2021, upon the third anniversary of the issuance date. As of December 31, 2019, all of our indebtedness was denominated in U.S. dollars, as well as the amounts due under the memorandum of agreement for the acquisition of the resale newbuild vessel in our orderbook. We have historically entered into shipbuilding contracts and purchase of vessels whereby part of the contract price was payable in Japanese yen and Singapore dollars. Also, new credit facilities and financing agreements, purchase of vessels or newbuild contracts may be denominated in or permit conversion into currencies other than the U.S. dollar. The use of different currencies could lead to fluctuations in our net income due to changes in the value of the U.S. dollar relative to other currencies, in particular the Euro and the Japanese yen. We have not hedged our currency exposure, and, as a result, our results of operations and financial condition, denominated in U.S. dollars, and our ability to pay dividends, could suffer.

Restrictive covenants in our existing credit facilities and financing agreements impose, and any future credit facilities and financing agreements will impose, financial and other restrictions on us, and any breach of these covenants could result in the acceleration of our indebtedness and foreclosure on our vessels.

We have substantial indebtedness. As of December 31, 2019, we had $605.8 million outstanding under our credit facilities and financing agreements.

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

Certain of our existing credit facilities require our subsidiaries to maintain financial ratios and satisfy financial covenants. Depending on the credit facility, certain of our subsidiaries are subject to financial ratios and covenants requiring that these subsidiaries:

•
ensure that the market value of the vessel mortgaged under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below 115% or 120%, as the case may be (the “Minimum Value Covenant”);

•	maintain at all times a minimum cash balance per vessel with the respective lender from $150,000 to $1,000,000 as the case may be; and

•	ensure that we comply with certain financial covenants under the guarantees described below.
In addition, under our loan agreements or under guarantees we have entered into with respect to certain of our subsidiaries’ credit facilities, we are subject to financial covenants. Depending on the facility, these financial covenants include the following as of March 13, 2020:

•
our total consolidated liabilities divided by its total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment, and the book value of all other assets), must not exceed 85% (the “Consolidated Leverage Covenant”);

•
our total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment, and the book value of all other assets) less its total consolidated liabilities must not be less than $150,000 (the “Net Worth Covenant”);

•	our ratio of its EBITDA over consolidated interest expense must not be less than 2.0:1, on a trailing 12 months’ basis (the “EBITDA Covenant”);

•	our consolidated debt in relation to the vessels currently owned by the respective Subsidiaries must not exceed $630,000 (the “Maximum Debt Covenant”);

•
a minimum of 30% or 35%, as the case may be, of our voting and ownership rights shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities and in the case of one facility Polys Hajioannou beneficially holds a minimum of 20% of the voting and ownership rights (the “Control Covenant”): and

•	payment of dividends is subject to no event of default having occurred and be continuing or would occur as a result of the payment of such dividends.

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

Under the terms of certain of our existing credit facilities, we are not permitted to pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend. We expect that any future credit facilities will also have restrictions on the payment of dividends. In addition, cash dividends on our Common Stock are subject to the priority of dividends on the 2,300,000 shares of Series C Preferred Shares issued May 2014 and 3,200,000 shares of Series D Preferred Shares issued June 2014, in each case outstanding as of December 31, 2019.

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

Pursuant to our Management Agreements, we pay our Managers a daily ship management fee of €875 per vessel and Safe Bulkers Management an annual ship management fee of €3 million for providing commercial, technical and administrative services (see the section entitled “Item 5. Operating and Financial Review and Prospects - A. Operating Results - General and Administrative Expenses” for more information). In addition, we pay our Managers certain commissions and fees with respect to vessel purchases, sales and newbuilds. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain company administration expenses such as directors’ and officers’ liability insurance, legal and accounting fees and other similar company administration expenses, which are reimbursed or paid by us. The management fees are payable whether or not our vessels are employed, and regardless of our profitability, and we have no ability to require our Managers to reduce the management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations. The maximum expiration date of the Management Agreements with our Managers is May 2027. We expect to enter into new agreements with the Managers upon their expiration; however, the terms upon which the new management agreements will be entered into are unknown at this time and may be less favorable to the Company than those currently in place.

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

Our chief executive officer, Polys Hajioannou, controls both of our Managers. The Hajioannou family (including Polys Hajioannou), directly and through entities controlled by the Hajioannou family, owns approximately 50.43% of our outstanding Common Stock as of March 13, 2020 (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” for more information). These relationships could create conflicts of interest between us, on the one hand, and our Managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies affiliated with our Managers or our chief executive officer. To the extent we elect not to exercise our right of first refusal with respect to any drybulk vessel that may be acquired by companies affiliated with our chief executive officer, such companies could acquire and operate such drybulk vessels in competition with us. In addition, although under our Management Agreements our Managers will be required to first provide us any chartering opportunities in the drybulk sector, our Managers are not prohibited from giving preferential treatment in other areas of its management to vessels that are beneficially owned by related parties. In addition, under our restrictive covenant arrangements with Mr. Hajioannou and certain entities affiliated with him, he and such entities may own, operate or finance a maximum of eight drybulk vessels on the water at any one time or enter into an unlimited number of contracts with shipyards for newbuild drybulk vessels as part of his estate or family planning. Any such drybulk vessels are not required to be managed by either of our Managers, and Mr. Hajioannou and his related entities are not required to first provide chartering opportunities to us with respect to such vessels. These conflicts of interest may have an adverse effect on our business, financial condition and results of operations.

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

Our future success depends, to a significant extent, upon our chief executive officer, Polys Hajioannou, and certain other members of our senior management and of our Managers. Polys Hajioannou has substantial experience in the drybulk shipping industry and for 31 years has worked with us, our Managers and their predecessor. He and other members of our senior management and of our Managers manage our business and their performance is crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us or our Managers, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition could suffer. We do not maintain, and do not intend to maintain, “key man” life insurance on any of our executive officers.

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

From time to time, vessels in our fleet have called and/or may call on ports located in countries identified by the United States government as state sponsors of terrorism and subject to United States economic sanctions. From January 1, 2005 through December 31, 2011, vessels in our fleet made 20 calls on ports in Iran and three calls on ports in Syria out of a total of 2,327 calls on worldwide ports. From January 1, 2012 through December 31, 2015, vessels in our fleet did not make any calls on ports in Iran or Syria. From January 1, 2016 through December 31, 2016, vessels in our fleet made three calls on ports in Iran and no calls on ports in Syria out of a total of 750 calls on worldwide ports. From January 1, 2017 through December 31, 2017, vessels in our fleet made four calls on ports in Iran and no calls on ports in Syria out of a total of 712 calls on worldwide ports. From January 1, 2018 through December 31, 2018, vessels in our fleet made five calls on ports in Iran and no calls on ports in Syria out of a total of 731 calls on worldwide ports. From January 1, 2019 through December 31, 2019, vessels in our fleet made ten calls on ports in Iran and no calls on ports in Syria out of a total of 773 calls on worldwide ports. Iran and Syria are identified by the United States government as state sponsors of terrorism. Although these designations and controls do not prevent our vessels from making calls on ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our Common Stock. Investor perception of the value of our Common Stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Our policy is for our vessels to avoid making calls on ports in Iran and Syria unless, in the case of Iran, the charterer represents to us that the cargo is not in contravention with any E.U., U.S. or United Nation sanctions and the export of such cargo has been authorized by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

If our vessels call on ports located in countries that are subject to sanctions and embargoes imposed by the U.S. or other governments, it could adversely affect our reputation and the market for our shares. The U.S. government and other authorities have made certain countries subject to certain sanctions and embargoes or have identified countries or other authorities as state sponsors of terrorism. From time to time, on charterers’ instructions, our vessels may call on ports located in such countries. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.In addition, charterers and other parties that we have previously entered into contracts with regarding our vessels may be affiliated with persons or entities that are now or may become the subject of sanctions imposed by the U.S. government, the E.U. and/or other international bodies. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such sanctions, we may suffer reputational harm and our results of operations may be adversely affected.Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretation. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our securities. For example, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. The determination by these investors not to invest in, or to divest, our shares may adversely affect the price at which our shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn result in liability for the Company or negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third-parties that are unrelated to those countries or entities controlled by their governments.

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

Our global operations increase both the number and the level of complexity of U.S. or foreign laws and regulations applicable to us. These laws and regulations include international labor laws; U.S. laws such as the FCPA and other laws and regulations established by the Office of Foreign Assets Control; local laws such as the U.K. Bribery Act 2010; data privacy requirements like the European General Data Protection Regulation, enforceable as of May 25, 2018; and the E.U.-U.S. Privacy Shield Framework, adopted by the European Commission on July 12, 2016. We may inadvertently breach some provisions of those laws and regulations which could result in cease of business activities, criminal sanctions against us, our officers or our employees, fines and materially damage our reputation. In addition, detecting, investigating and resolving such cases of actual or alleged violations may be expensive and time consuming for our senior management.

Our costs of operating as a public company are significant, and our management is required to devote substantial time to complying with public company regulations.

We have significant legal, accounting and compliance expenses in order to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act of 1933, as amended, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002. Compliance with certain corporate governance requirements and financial reporting obligations, such as the systems and processes evaluation and testing of our internal control over financial reporting, which allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley Act of 2002, is time consuming for our management and increases legal and compliance costs. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results which could harm the price of our Common Stock.

Risks Relating to Our Common Stock and Preferred Shares

The Hajioannou family controls the outcome of matters on which our stockholders are entitled to vote and its interests may be different from yours.

As of March 13, 2020, the Hajioannou family (including our chief executive officer, Polys Hajioannou) owns approximately 50.43%, of our outstanding Common Stock (see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders” for more information). The Hajioannou family is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of the Hajioannou family may be different from yours.

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

We may issue additional shares of our Common Stock in the future and our stockholders may elect to sell large numbers of shares held by them from time to time, subject to applicable restrictions and limitations under Rule144 of the Securities Act.

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

In November 2018, one of our subsidiaries entered into a memorandum of agreement with an unaffiliated seller to acquire a Japanese-built, dry-bulk Post-Panamax class resale newbuild vessel, expected to be delivered within the first half of 2020. We have the option to finance up to 50% of the purchase price of the vessel through the issuance of our Common Stock to the seller. In November 2018 and November 2019, we exercised our option and issued 1,441,048 and 3,963,964 shares of our Common Stock respectively to the seller, to finance the first instalment of $3.3 million and the second instalment of $6.6 million respectively of the purchase price of the vessel.

We have the option to finance up to $3.3 million of the remaining capital expenditure of the vessel through the periodic issuance of our Common Stock to the seller. Any such Common Stock issued by us is subject to a restriction on transfer for a period of six months from the date of such issuance.

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

The Company may, from time to time, repurchase Common Stock or Preferred Shares in the open market, in privately negotiated transactions or otherwise, depending upon several factors, including market and business conditions, the trading price of our Common Stock and other investment opportunities. The repurchase programs may be limited, suspended or discontinued at any time without prior notice. In June 2019, we announced a share repurchase program under which we may, from time to time, purchase up to 5,000,000 shares of Common Stock in the aggregate on the open market. In March 2020, we expanded such share repurchase program to provide for the repurchase of an additional 1,500,000 shares of Common Stock on the open market. In March 2020, we announced a preferred share repurchase program under which we may, from time to time, purchase up to 100,000 shares of each of our Series C Preferred Shares and Series D Preferred Shares on the open market. Repurchases of our Common Stock or Preferred Shares pursuant to any repurchase programs could affect our stock price and increase trading volatility.

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

Our Preferred Shares are subordinate to all of our existing and future indebtedness. As of December 31, 2019, we had aggregate debt outstanding of $605.8 million, of which $65.5 million was the current portion of long term debt payable within the next 12 months. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends on or redeem preferred shares. Our articles of incorporation currently authorize the issuance of up to 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of December 31, 2019, 2,300,000 shares of Series C Preferred Shares and 3,200,000 shares of Series D Preferred Shares were issued and outstanding. Of the blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described under “Item 10. Additional Information—B. Articles of Incorporation and Bylaws—Stockholder Rights Plan.” The issuance of additional preferred shares on a parity with or senior to the Preferred Shares would dilute the interests of holders of such shares, and any issuance of preferred shares senior to such preferred shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Preferred Shares.

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

Over the past 26 years under the leadership of Polys Hajioannou, we have sold 14 drybulk vessels during periods of what we viewed as favorable secondhand market conditions and have contracted to acquire 49 drybulk newbuilds and six drybulk secondhand vessels. Also under his leadership, we have expanded the classes of drybulk vessels in our fleet and the aggregate carrying capacity of our fleet has grown from 887,900 dead weight tons prior to our initial public offering in May 28, 2008 to 3,777,000 dwt as of March 13, 2020. Information on our capital expenditure requirements are discussed in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” The quality and size of our current fleet, together with our long-term relationships with several of our charter customers, are, we believe, the results of our long-term strategy of maintaining a high quality fleet, our broad knowledge of the drybulk industry and our strong management team. In addition to benefiting from the experience and leadership of Polys Hajioannou, we also benefit from the expertise of our Managers which, along with their predecessor, have specialized in drybulk shipping since 1965, providing services to over 50 drybulk vessels. In June 2008, we completed an initial public offering of our Common Stock in the U.S. and our Common Stock began trading on the NYSE. Our principal executive office is located at Apt. D11, Les Acanthes, 6, Avenue des Citronniers MC 98000 Monaco. Our registered address in the Republic of the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

B.    Business Overview

We are an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest consumers of marine drybulk transportation services. As of March 13, 2020, we had a fleet of 41 drybulk vessels, with an aggregate carrying capacity of 3,777,000 dwt.

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

During 2019, we continued our environmental investments, focusing on strict compliance with existing rules and regulations. We have already installed 15 Scrubbers and we expect to conclude our exhaust gas cleaning program by retrofitting the last five Scrubbers within 2020, obtaining operational flexibility and materializing financial benefits on the basis of the price differential between high sulfur fuel oil with 3.5% sulfur content and the new fuel with reduced sulfur content below 0.5%.

As of December 31, 2019, we had 19 vessels equipped with BWTS and we expect to retrofit 9 vessels with BWTS within the remainder of 2020, obtaining operational flexibility worldwide. We cooperate with key market players, shipyards, charterers, financial institutions and others to advance our business and create value for our stockholders.

General

As of March 13, 2020, our fleet comprised 41 vessels, of which 14 are Panamax class vessels, 10 are Kamsarmax class vessels, 13 are Post-Panamax class vessels and four are Capesize class vessels, with an aggregate carrying capacity of 3,777,000 dwt and an average age of 9.5 years. Assuming delivery of the last of our contracted vessels in 2020, our fleet will be comprised of 14 Panamax class vessels, 10 Kamsarmax class vessels, 14 Post-Panamax class vessels and four Capesize class vessels, and the aggregate carrying capacity of our 42 vessels will be 3,862,000 dwt. As of March 13, 2020, the average remaining duration of the charters for our existing fleet was 0.6 years.

The majority of vessels in our fleet have sister ships with similar specifications in our existing or newbuild fleet. We believe using sister ships provides cost savings because it facilitates efficient inventory management and allows for the substitution of sister ships to fulfill our period time charter obligations.

Our Fleet and Newbuild

The table below presents additional information with respect to our drybulk vessel fleet, including our newbuild, and its deployment as of March 13, 2020. Scrubber benefit for scrubber fitted vessels is calculated on the basis of the price differential between high sulfur fuel oil with 3.5% sulfur content and the new fuel with reduced sulfur content below 0.5%t for the specific voyage and is either presented as part of the daily charter hire or, in cases where it cannot be defined, is not part of the stated daily charter hire.

Vessel Name	Dwt	Year Built [1]	Country of Construction	Charter Type	Charter Rate [2]	Commissions [3]	Charter Period [4]	Sister Ship [5]
CURRENT FLEET
Panamax
Maria	76,000	2003	Japan	Period	$9,349	5.00%	Feb 2020 - Dec 2020	A
Koulitsa	76,900	2003	Japan	Period	$5,986	5.00%	Dec 2019 - Apr 2020
Paraskevi	74,300	2003	Japan	Spot	$4,500	5.00%	Mar 2020 - Apr 2020
Vassos	76,000	2004	Japan	Spot	$12,900	5.00%	Sep 2019 - Mar 2020	A
Katerina	76,000	2004	Japan	Spot	$8,097	5.00%	Feb 2020 - Dec 2020	A
Maritsa	76,000	2005	Japan	Period	$9,436	5.00%	Feb 2020 - Nov 2020	A
Efrossini	75,000	2012	Japan	Spot	$5,972	3.75%	Jan 2020 - Apr 2020	B
Zoe 12	75,000	2013	Japan	Spot	$7,899	5.00%	Jan 2020 - Apr 2020	B
Kypros Land 12	77,100	2014	Japan	Spot	$5,616	5.00%	Jan 2020 - Apr 2020	H
Kypros Sea	77,100	2014	Japan	Spot	$13,850	5.00%	May 2019 - Mar 2020	H
Kypros Bravery	78,000	2015	Japan					I
Kypros Sky 10	77,100	2015	Japan	Spot	$8,926	5.00%	Jan 2020 - Mar 2020	H
Kypros Loyalty	78,000	2015	Japan	Spot	$6,367	5.00%	Feb 2020 - Apr 2020	I
Kypros Spirit 10	78,000	2016	Japan	Spot	$4,044	5.00%	Jan 2020 - Apr 2020	I
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	Spot	$7,000	5.00%	Feb 2020 - Mar 2020	C
Pedhoulas Trader	82,300	2006	Japan	Period	$12,000	5.00%	May 2019 - Mar 2020	C
Pedhoulas Leader	82,300	2007	Japan	Spot	$7,681	5.00%	Feb 2020 - Apr 2020	C
Pedhoulas Commander	83,700	2008	Japan	Period	$10,850	5.00%	Apr 2019 - May 2020
Pedhoulas Builder	81,600	2012	China	Spot 14	$8,321	5.00%	Feb 2020 - Apr 2020	D
Pedhoulas Fighter	81,600	2012	China	Spot 14	$9,548	5.00%	Jan 2020 - Apr 2020	D
Pedhoulas Farmer 6	81,600	2012	China	Spot 14	$10,614	5.00%	Dec 2019 - Mar 2020	D

Vessel Name	Dwt	Year Built 1	Country of Construction	Charter Type	Charter Rate 2	Commissions 3	Charter Period 4	Sister Ship 5
Pedhoulas Cherry	82,000	2015	China	Spot 14	$10,999	5.00%	Jan 2020 - Apr 2020	K
Pedhoulas Rose 6	82,000	2017	China	Spot 14	$11,529	5.00%	Mar 2020 - Jun 2020
Pedhoulas Cedrus	82,000	2017	China	Spot 14	$8,633	5.00%	Mar 2020 - Jun 2020
Post-Panamax
Marina	87,000	2006	Japan	Spot 14	$6,616	5.00%	Feb 2020 - Apr 2020	E
Xenia	87,000	2006	Japan	Spot 15	$1,867	5.00%	Jan 2020 - Mar 2020	E
Sophia	87,000	2007	Japan	Spot 13	$8,780	5.00%	Feb 2020 - Mar 2020	E
Eleni	87,000	2008	Japan	Spot 13	$10,222	5.00%	Jan 2020 - Apr 2020	E
Martine	87,000	2009	Japan	Spot 14	$10,710	5.00%	Feb 2020 - Mar 2020	E
Andreas K	92,000	2009	South Korea	Spot 14	$6,765	5.00%	Feb 2020 - May 2020	F
Panayiota K 11	92,000	2010	South Korea	Spot 14	$8,743	5.00%	Feb 2020 - Mar 2020	F
Agios Spyridonas 11	92,000	2010	South Korea	Spot 14	$6,901	5.00%	Feb 2020 - Apr 2020	F
Venus Heritage 12	95,800	2010	Japan	Spot 14	$5,951	5.00%	Jan 2020 - Mar 2020	G
Venus History 12	95,800	2011	Japan	Spot 14	$8,681	5.00%	Feb 2020 - Apr 2020	G
Venus Horizon	95,800	2012	Japan	Spot 14	$7,166	5.00%	Feb 2020 - Apr 2020	G
Troodos Sun	85,000	2016	Japan	Spot	$5,193	5.00%	Jan 2020 - Mar 2020	J
Troodos Air	85,000	2016	Japan	Spot	$5,875	5.00%	Feb 2020 - Mar 2020	J
Capesize
Mount Troodos	181,400	2009	Japan	Dry docking 9
Kanaris	178,100	2010	China	Period 7	$26,562	2.50%	Sep 2011 – Jun 2031
Pelopidas	176,000	2011	China	Period	$38,000	1.00%	Feb 2012 – Jan 2022
Lake Despina	181,400	2014	Japan	Period 8	$24,376	1.25%	Jan 2014 – Jan 2024
Subtotal	3,777,000
NEW BUILD
Post-Panamax
1772 TBN	85,000	1H 2020	Japan
Subtotal	85,000
TOTAL	3,862,000

(1)	For existing vessels, the year represents the year built. For our newbuild, the date shown reflects the expected delivery dates.

(2)
Quoted charter rates are the recognized daily gross charter rates. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In the case of a charter agreement that provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses. Gross charter rates are inclusive of commissions. Net charter rates are charter rates after the payment of commissions. In the case of voyage charters, the charter rate represents revenue recognized on a pro rata basis over the duration of the voyage from load to discharge port less related voyage expenses.

(3)	Commissions reflect payments made to third-party brokers or our charterers.

(4)
The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of March 13, 2020, the scheduled start dates. Actual start dates and redelivery dates may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.

(5)	Each vessel with the same letter is a “sister ship” of each other vessel that has the same letter, and under certain of our charter contracts, may be substituted with its “sister ships.”

(6)
MV Pedhoulas Farmer and MV Pedhoulas Rose were sold and leased back, in 2015 and 2017, respectively, on a bareboat charter basis for a period of 10 years, with a purchase obligation at the end of the bareboat charter period and purchase options in favor of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase prices.

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

(9) Vessel in dry-docking.

(10)
MV Kypros Sky and MV Kypros Spirit were sold and leased back in December 2019 on a bareboat charter basis for a period of eight years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(11) MV Panayiota K and MV Agios Spyridonas were sold and leased back in January 2020 on a bareboat charter basis for a period of six years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(12) MV Zoe, MV Kypros Land, MV Venus Heritage and MV Venus History were sold and leased back in November 2019, on a bareboat charter basis, one for a period of eight years and three for a period of seven and a half years, with a purchase option in favor of the Company five years and nine months following the commencement of the bareboat charter period at a predetermined purchase price.
(13) Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is included on the daily gross charter rate presented.
(14) Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is not included on the daily gross charter rate presented.
(15) Voyage related to repositioning close to the shipyard where the vessel would undertake dry-docking.

From the beginning of 1995 through March 13, 2020, we have taken delivery of 49 newbuilds and six secondhand vessels. As of March 13, 2020, we were contracted to take delivery of one Japanese-built Post-Panamax class resale newbuild vessel. As of March 13, 2020, our remaining capital expenditure requirements to shipyards or sellers with respect to our newbuild amounted to $20.2 million all of which is due in 2020. The Company has the option to pay for up to $3.3 million of the remaining capital expenditure of the vessel through the issuance of our Common Stock to the seller.

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

Our Customers

Since 2005, our customers have included over 30 national, regional and international companies, including Bunge, Cargill, Daiichi, Intermare Transport G.m.b.H., Energy Eastern Pte. Ltd., NYK, NS United Kaiun Kaisha, Kawasaki Kisen Kaisha, Oldendorff GmbH and Co. KG, Louis Dreyfus Armateurs, Louis Dreyfus Commodities, ArcelorMittal or their affiliates. During 2019, two of our charterers, namely Glencore Agriculture B.V. and Bunge S.A., accounted for 31.40% of our revenues, with each one accounting for more than 10.0% of total revenues. During 2018, two of our charterers, namely Glencore Agriculture B.V. and Bunge S.A., accounted for 28.49% with each one accounting for more than 10.0% of total revenues. During 2017, one of our charterers, Bunge S.A., accounted for 12.72% of total revenues. We seek to charter our vessels primarily to charterers who intend to use our vessels without sub-chartering them to third parties. A prospective charterer’s financial condition and reliability are also important factors in negotiating employment for our vessels.

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

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements” for more information.

Competition

We operate in highly competitive markets that are based primarily on supply and demand. Our business fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We believe we differentiate ourselves from our competition by providing modern vessels with advanced designs and technological specifications. As of March 13, 2020, our fleet had an average age of 9.5 years. Upon delivery of our contracted newbuild vessel, the majority of our fleet will have been built in Japanese shipyards, which we believe provides us with an advantage in attracting large, well-established customers, including Japanese customers.

The drybulk sector is characterized by relatively low barriers to entry, and ownership of drybulk vessels is highly fragmented. In general, we compete with other owners of Panamax class or larger drybulk vessels for charters based upon price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel.

Crewing and Shore Employees

Our management team consists of our chief executive officer, president, chief financial officer, chief operating officer, chief financial controller, chief compliance officer and our internal auditor. Our Managers are responsible for the technical management of our fleet and therefore also handle the recruiting, either directly or through crewing agents, of the senior officers and all other crew members for our vessels. As of December 31, 2019, approximately 952 people served on board the vessels in our fleet, and our Managers employed approximately 117 people on shore.

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

Although the P&I Associations compete with each other for business, they have found it beneficial to mutualize their larger risks among themselves through the International Group. This is known as the “Pool.” This pooling is regulated by a contractual agreement which defines the risks that are to be covered and how claims falling on the Pool are to be shared among the participants in the International Group. The Pool provides a mechanism for sharing all claims in excess of $10.0 million up to, currently, approximately $8.2 billion. On that basis, all claims up to $10.0 million will be covered by each Club’s Individual Retention and all claims in excess of $10.0 million up to $100.0 million will be covered by the Pool. The Pool is structured in three layers from $10 million to $100 million. For amounts in excess of $30 million, the Pool is reinsured by the Group captive reinsurance vehicle, Hydra Insurance Company Limited. Hydra is a Bermuda incorporated Segregated Accounts company in which each of the 13 Group Clubs has its own segregated account (or “cell”) ring fencing its assets and liabilities from those of the company or any of the other Club cells. Hydra reinsures each Club in respect of that Club's liabilities within the Pool and reinsurance layers in which it participates. Through the participation of Hydra, the Group Clubs can retain, within their Hydra cells, premium which would otherwise have been paid to the commercial reinsurance markets.
For the 2020/2021 policy year, the International Group maintained a three layer GXL reinsurance program, together with an additional Collective Overspill layer, which combine to provide commercial reinsurance cover of up to $3.1 billion per vessel per incident, comprising of reinsurance for all claims of up to $2.1 billion per vessel per incident in excess of the $100.0 million insured by the Pool and an additional $1.0 billion in excess of the aforesaid $2.1 billion per vessel per incident in respect of claims for overspill.

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

Vessels are drydocked during intermediate and special surveys for repairs of their underwater parts. Intermediate surveys may not be required for vessels under the age of 15 years. If “in water survey” notation is assigned by class, as is the case for our vessels, the vessel owner has the option of carrying out an underwater inspection of the vessel in lieu of drydocking, subject to certain conditions. In the event that an “in water survey” notation is assigned as part of a particular intermediate survey, drydocking would be required for the following special survey thereby generally achieving a higher utilization for the relevant vessel. Drydocking can be undertaken as part of a special survey if the drydocking occurs within 15 months prior to the special survey due date. Special survey may be extended under certain provisions for a period of up to three months from their due date. In some vessels, BWTS installation will be undertaken concurrently with the scheduled drydocking. Scrubber retrofit may be undertaken either as a stand-alone retrofit or concurrently with the scheduled drydocking. The following table lists the dates by which we expect to start the next drydocking, BWTS retrofit and/or Scrubber retrofit and the special survey for the vessels in our current drybulk vessel fleet:

Vessel Name	Drydocking/BWTS/Scrubber(1)	Special Survey(2)
Mount Troodos (3),(4),(5)	March 2020	December 2019
Troodos Sun (3),(4),(5)	April 2020	January 2021
Troodos Air (3),(4),(5)	April 2020	March 2021
Xenia (3),(4),(5)	April 2020	April 2021
Kanaris (3),(4),(5)	May 2020	May 2020
Kypros Sky (3),(4)	June 2020	April 2020
Kypros Bravery (3),(4)	June 2020	June 2020
Kypros Loyalty (3),(4)	September 2020	September 2020
Venus History (3), (4)	January 2021	September 2021
Pedhoulas Merchant (3),(4)	February 2021	March 2021
Pedhoulas Trader (3),(4)	March 2021	May 2021
Pelopidas (3),(4)	March 2021	November 2021
Venus Horizon (3), (4)	March 2021	February 2022
Kypros Spirit (3),(4)	April 2021	July 2021
Koulitsa(3)	June 2021	April 2023
Maria (3)	June 2021	April 2023
Vassos (3)	October 2021	February 2024
Pedhoulas Leader (3),(4)	November 2021	February 2022
Pedhoulas Rose (3)	January 2022	January 2022
Pedhoulas Fighter (3), (4)	January 2022	August 2022
Efrossini (3),(4)	February 2022	February 2022
Pedhoulas Farmer (3), (4)	February 2022	September 2022
Pedhoulas Builder (3), (4)	March 2022	May 2022
Sophia (3), (4)	March 2022	June 2022
Katerina (3)	May 2022	May 2024
Eleni (3)	November 2022	November 2023
Marina (3)	December 2022	January 2021
Lake Despina (3)	December 2022	January 2024
Paraskevi (3), (4)	January 2023	January 2023
Maritsa (3)	January 2023	January 2025
Xenia (3),	April 2023	April 2021
Pedhoulas Commander (3)	May 2023	May 2023
Pedhoulas Cedrus (3)	June 2023	June 2023
Zoe (3)	July 2023	July 2023
Andreas K (3)	August 2023	August 2024
Pedhoulas Cherry (3)	August 2023	July 2020
Panayiota K (3)	October 2023	April 2020
Kypros Land (3)	December 2023	January 2024
Kypros Sea (3)	January 2024	March 2024
Martine (3)	January 2024	February 2024
Agios Spyridonas (3)	January 2024	January 2025
Venus Heritage (3)	March 2024	December 2025

(1) Scheduled date for initiation of a drydocking, BWTS retrofit and/or Scrubber retrofit.

(2)	Special survey date.

(3)	Drydocking.

(4)	BWTS retrofit.

(5)	Scrubber retrofit.

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

Environmental and Other Regulations

General

Government regulation significantly affects the ownership and operation of our vessels. Our vessels are subject to international conventions and national, state and local laws and regulations in force in international waters and the countries in which they operate or are registered, including environmental protection requirements governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and the management of other contamination, air emissions, water discharges and ballast water. These laws and regulations include the International Convention for Prevention of Pollution from Ships, the International Convention for Safety of Life at Sea (“SOLAS”) and implementing regulations adopted by the IMO, the E.U. and other international, national and local regulatory bodies. They also include laws and regulations in the jurisdictions where our vessels travel and in the ports where our vessels call. In the U.S., the requirements include OPA 90, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Clean Water Act (“CWA”) and U.S. Clean Air Act (“CAA”). Compliance with these environmental protection requirements has imposed significant cost and expense, including the cost of vessel modifications and implementation of certain operating procedures. Our fleet complies with all current requirements. However, we incurred significant vessel modification expenditures in 2019 and we anticipate to incur additional expenditures in the current or subsequent fiscal years to comply with certain requirements, including mainly the installation of BWTS and Scrubbers. In 2019, we installed Scrubbers in 15 vessels and we expect to install five additional Scrubbers in 2020. The installation of the remaining five Scrubbers and related capital expenditure is expected to be both time consuming and costly and may be delayed by the 2019-nCoV outbreak, which has caused delays in the resumption of shipyard operations following the Chinese New Year and a shortage of personnel to perform Scrubber installations. If we fail to timely install the Scrubbers in the vessels that we have scheduled to, then we may not realize any return, or we may realize a lower return on our investment in Scrubbers than that which we expected, which could have a material adverse effect on our results of operations, cash flows and financial position. The construction of new building vessels and scheduled ship repairs and upgrades, including Scrubber and BWTS installations, has been delayed as a result of the impact of outbreak on the Chinese workforce. Many Chinese repair yards have declared force majeure, which may extend the duration or delay scheduled dry-dockings, intermediate or special surveys of certain vessels, which in turn may affect the renewal of vessels' certificates. The Company has scheduled several yard repairs during 2020 and has already rescheduled a number of them for a later time. Failure to timely complete such yard repairs or the extension of their duration may affect our results of operations.

As of March 2020, the outbreak of the 2019-nCoV has been declared a pandemic by the WHO. The outbreak of the 2019-nCoV in China and other countries led a number of countries, ports and organizations to take measures against its spread, such as quarantines and restrictions on travel. Such measures were taken in Chinese ports and other locations where we conduct a large part of our operations. For example, travel restrictions on Chinese workers and delays in other countries as a result of quarantines and port checks due to cases, or suspected cases, of the 2019-nCoV amongst crew on board vessels, have prevented the normal resumption of work after Chinese New Year and have affected the operation of manufacturing plants within China and are likely to have an impact on construction projects including the construction of newbuild vessels, either in China or in Japan, the delivery of which may be delayed for such reasons. The Company has one resale newbuild in Japan which may face delays, which may affect our results of operations.
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

A global 0.5% sulfur cap on marine fuels came into force on January 1, 2020, as agreed in amendments adopted in 2008 for Annex VI to MARPOL, unless vessels are equipped with Scrubbers, in which case HFO with a maximum sulfur content of 3.5% may be used. The 0.5% sulfur cap marks a significant reduction from the previous global sulfur cap of 3.5%, which had been implemented since January 1, 2012. Global approved limits from Scrubber effluents are in place; however, certain questions have been raised by E.U. which has requested the IMO to do further studies.

Starting January 1, 2015, reduced limits of sulfur content of fuel oil were introduced resulting to the use of lighter fuels, namely low sulfur MGO with a maximum sulfur content of 0.1%, for ECA passage. Additional or new requirements, conventions, laws or regulations, including the adoption of additional ECAs, or other new or more stringent emissions requirements adopted by the IMO, the E.U., the U.S. or individual states, or other jurisdictions in which we operate, could require vessel modifications or otherwise increase the costs of our operations.

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

All our ships have the capacity to use 0.1% sulfur content MGO or 0.5% sulfur content compliant fuels. In response to the implementation of 0.5% sulfur cap since January 1, 2020, we have entered into an agreement to install Scrubbers in approximately half of our vessels. In 2019, we installed Scrubbers in 15 vessels and we expect to install five additional Scrubbers in 2020. The installation of the remaining five Scrubbers and related capital expenditure is expected to be concluded in 2020. The installation of the remaining Scrubbers may be delayed by the 2019-nCoV outbreak, which has caused delays in the resumption of shipyard operations following the Chinese New Year and a shortage of personnel to perform Scrubber installations, which has resulted in a corresponding delay in the installation of Scrubbers by such shipyards . The installation of Scrubbers is both time consuming and costly, but we expect to achieve increased revenue on the basis of price differential between the 0.5% sulfur cap compliant fuels and the 3.5% sulfur content HFO that these vessels will continue to use. For the other half of our fleet we use 0.5% sulfur content compliant fuels, the use of such fuels may reduce our competitiveness in the market particularly if such fuels are sold at prices substantially higher compared to the cost of the 3.5% sulfur content HFO that is primarily used today. In all vessels, the Company has introduced critical spares inventory on board in order to secure smooth operation and compliance with existing laws and regulations.

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

The operation of our vessels is also affected by the requirements set forth in the IMO’s International Safety Management (“ISM”) Code. The ISM Code requires vessel owners or any other person, such as a manager or bareboat charterer, who has assumed responsibility for the operation of a vessel from the vessel owner and on assuming such responsibility has agreed to take over all the duties and responsibilities imposed by the ISM Code, to develop and maintain an extensive safety management system (“SMS”) that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a “Safety Management Certificate” for each vessel they operate from the government of the vessel’s flag state. The certificate verifies that the vessel operates in compliance with its approved SMS. Currently, our Managers have the requisite documents of compliance and safety management certificates for each of the vessels in our fleet for which the certificates are required by the IMO. Our Managers are required to renew these documents of compliance and safety management certificates every five years. Compliance is externally verified on an annual basis for the Managers and between the second and third years for each vessel by the applicable flag state.

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

Effective December 21, 2015, the U.S. Coast Guard adopted regulations that adjust the limits of liability of responsible parties under OPA 90 to the greater of $1,200 per gross ton or $997,100 per non-tank vessel and established a procedure for adjusting the limits for inflation every three years. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. As a result of the oil spill in the Gulf of Mexico resulting from the explosion of the Deepwater Horizon drilling rig, bills have been introduced in the U.S. Congress to increase the limits of OPA liability for all vessels, including tanker vessels.

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

U.S. Air Emission Requirements

In 2008, the U.S. ratified the amended Annex VI of MARPOL, addressing air pollution from ships, which went into effect in 2009. In December 2009, the EPA announced its intention to publish final amendments to the emission standards for new marine diesel engines installed on ships flagged or registered in the U.S. that are consistent with standards required under recent amendments to Annex VI of MARPOL. The regulations include near-term standards that began in 2011 for newly built engines requiring more efficient use of engine technologies in use today and long-term standards that began in 2016 requiring an 80 percent reduction in nitrogen oxide emissions below current standards. The CAA also requires states to adopt State Implementation Plans (“SIPs”) designed to attain air quality standards. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.

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

In addition, the United States is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined. For example, in April 2017, the U.S. President signed an executive order regarding the environment that targets the United States’ offshore energy strategy, which affects parts of the maritime industry and may affect our business operations. Additional legislation or regulation applicable to the operation of our ships that may be implemented in the future could negatively affect our profitability. Furthermore, recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicate that cyber security regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cyber security threats. For example, cyber risk management systems must be incorporated by ship owners and managers by 2021. This might cause companies to cultivate additional procedures for monitoring cyber security, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is difficult to predict at this time.

Greenhouse Gas Regulation – United Nations Framework Convention on Climate Change

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015 contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. However, a new treaty may be adopted in the future that includes restrictions on shipping emissions. International and multinational bodies or individual countries also may adopt their own climate change regulatory initiatives. The IMO recently announced its intention to develop reduction measures for greenhouse gases from international shipping. The E.U.enacted a regulation requiring ships over 5,000 gross tons docking in E.U. ports to monitor, report and verify greenhouse gas emissions which went into effect in 2018. See “Item 4. Information on the Company-B. Business Overview-European Monitoring, Reporting and Verification Regulation” for more information. The United States or individual U.S. states could also enact environmental regulations that could affect our operations. For example, California has introduced a cap-and-trade program for greenhouse gas emissions, aiming to reduce emissions by 40% by 2030. These or other developments may result in regulations relating to the control of greenhouse gas emissions. Any passage of climate control legislation or other regulatory initiatives in the jurisdictions where we operate could result in financial impacts on our operations that we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events.

European Monitoring, Reporting and Verification Regulation

The European Parliament and the Council of the E.U. have adopted regulation 2015/757 on the monitoring, reporting and verification (the “EU-MRV”) of carbon dioxide (“CO2”) emissions from maritime transport. It entered into force on July 1, 2015 and monitoring began January 1, 2018.

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

IMO Data Collection System

MARPOL Annex VI, as amended on November 6, 2016, requires mandatory fuel oil consumption data collection and reporting. The requirement was effective as of March 1, 2018 and requires ships above 5,000 gross tons to collect and report annual data on fuel oil consumption to an IMO database with the first reporting period being in effect for the 2019 calendar year.

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

Vessel Security Regulations

Several initiatives have been implemented to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (the “MTSA”) came into effect. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the U.S. Similarly, in December 2002, amendments to SOLAS created a chapter of the convention dealing specifically with maritime security. This chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code (the “ISPS Code”). Among the various requirements are:

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

Inventory of Hazardous Materials

Hong Kong Convention

On May 15, 2009, the IMO adopted the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009 (the “Hong Kong Convention”). The Hong Kong Convention will enter into force two years after it has been ratified by 15 states representing 40% of the world fleet. The Hong Kong Convention has not yet entered into force. One of the key requirements of the Hong Kong Convention will be for ships over 500 gross tonnes operating in international waters to maintain an Inventory of Hazardous Materials (an “IHM”). Only warships, naval auxiliary and governmental, non-commercial vessels are exempt from the requirements of the Hong Kong Convention. The IHM has three parts:

•Part I - hazardous materials inherent in the ship’s structure and fitted equipment;

•Part II - operationally generated wastes; and

•Part III - stores.

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

Disclosure of Activities Pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran. Disclosure is required even where the activities, transactions or dealings are conducted in compliance with applicable law. Provided in this section is information concerning the activities of us and our affiliates that occurred in 2019 and which we believe may be required to be disclosed pursuant to Section 13(r) of the Exchange Act.

In 2019, our vessels made ten port calls to Iran to discharge corn and soybeans.

The vessel Kypros Land made a call to the port of Bandar Imam Khomeini on July 02, 2019, discharging soybeans, and remained in the port of Bandar Imam Khomeini during 2019 for eighteen days. During this time, the Kypros Land was on time charter to Cargill at a gross charter rate of $17,400 per day.
The vessel Kypros Sky made a call to the port of Bandar Imam Khomeini on January 20, 2019, discharging soybeans, and remained in the port of Bandar Imam Khomeini during 2019 for thirteen days. During this time, the Kypros Sky was on time charter to Cargill at a gross charter rate of $16,550 per day.
The vessel Kypros Sky made a call to the port of Bandar Imam Khomeini on April 20, 2019, discharging soybeans, and remained in the port of Bandar Imam Khomeini during 2019 for twenty-three days. During this time, the Kypros Sky was on time charter to Cargill at a gross charter rate of $11,400 per day.
The vessel Kypros Sky made a call to the port of Bandar Imam Khomeini on September 03, 2019, discharging corn, and remained in the port of Bandar Imam Khomeini during 2019 for twenty-two days. During this time, the Kypros Sky was on time charter to Bunge S.A at a gross charter rate of $14,000 per day.
The vessel Pedhoulas Trader made a call to the port of Bandar Imam Khomeini on April 18, 2019, discharging soybeans, and remained in the port of Bandar Imam Khomeini during 2019 for eighteen days. During this time, the Pedhoulas Trader was on time charter to Bunge S.A. at a gross charter rate of $9,400 per day.
The vessel Pedhoulas Commander made a call to the port of Bandar Imam Khomeini on August 05, 2019, discharging soybeans, and remained in the port of Bandar Imam Khomeini during 2019 for thirty-one days. During this time, the Pedhoulas Commander was on time charter to Glencore Agriculture B.V. at a gross charter rate of $10,850 per day.
The vessel Xenia made a call to the port of Bandar Imam Khomeini on June 07, 2019, discharging soybeans, and remained in the port of Bandar Imam Khomeini during 2019 for twenty-six days. During this time, the Xenia was on time charter to Bunge S.A. at a gross charter rate of $12,500 per day.
The vessel Troodos Sun made a call to the port of Bandar Imam Khomeini on January 15, 2019, discharging corn, and remained in the port of Bandar Imam Khomeini during 2019 for eighty-three days. During this time, the Troodos Sun was on time charter to Bunge S.A. at a gross charter rate of $15,950 per day.
The vessel Troodos Air made a call to the port of Bandar Imam Khomeini on June 13, 2019, discharging soybeans, and remained in the port of Bandar Imam Khomeini during 2019 for eighty-one days. During this time, the Troodos Air was on time charter to Bunge S.A. at a gross charter rate of $13,875 per day.

The vessel Kypros Bravery made a call to the port of Chabahar on October 13, 2019, discharging corn, and remained in the port of Chabahar during 2019 for thirty-three days. During this time, the Kypros Bravery was on time charter to Glencore Agriculture B.V. at a gross charter rate of $19,250 per day.

These port calls represented approximately 1.29% of the total port calls made by all the vessels owned by us in 2019. As the vessel owner, we earned revenues at the agreed daily charter rates from the charterers. The aggregate gross revenue attributable to these 348 days that our vessels remained in Iranian ports was approximately $5.0 million. As we do not attribute profits to specific voyages under a time charter, we have not attributed any profits to the voyages which included these port calls. Our charter party agreements for our vessels restrict the charterers from calling in Iran in violation of E.U., U.S. or United Nation sanctions and that has not been authorized by the Office of Foreign Assets Control of the U.S. Department of the Treasury. There can be no assurance that the vessels referenced above or another of our vessels will not, from time to time in the future on charterer’s instructions, perform voyages which would require disclosure pursuant to Exchange Act Section 13(r).

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

C.    Organizational Structure

Safe Bulkers, Inc. is a holding company with 50 subsidiaries, 23 of which are incorporated in Liberia, and 27 in the Republic of the Marshall Islands, each as of March 13, 2020. Our subsidiaries are wholly-owned by us. A list of our subsidiaries as of March 13, 2020 is set forth in Exhibit 8.1 to this annual report.

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

Overview

Our business is to provide international marine drybulk transportation services by operating vessels in the drybulk sector of the shipping industry. As of March 13, 2020, our fleet consisted of 41 drybulk vessels with an aggregate capacity of 3,777,000 dwt and we had a memorandum of agreement for the purchase of one additional resale newbuild vessel. We deploy our vessels on a mix of period time and spot time charters according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with period time charters, or to profit from attractive spot time charter rates during periods of strong charter market conditions, or to maintain employment flexibility that the spot market offers during periods of weak time charter market conditions. As of March 13, 2020, 6 out of 41 drybulk vessels of the Company were employed under period time charters of more than three months outstanding charter duration. We believe our customers, some of which have been chartering our vessels for over 26 years, enter into period time and spot time charters with us because of the quality of our modern vessels and our record of safe and efficient operations.

The average number of vessels in our fleet for the years ended December 31, 2017, 2018 and 2019 was 38.0, 39.9 and 41.0 respectively. After delivery of our last contracted newbuild vessel, our fleet will consist of 42 drybulk vessels and will have an aggregate carrying capacity of 3,862,000 dwt, assuming we do not acquire any additional vessels or dispose of any of our vessels.

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

•
Fleet utilization on ownership days. We calculate fleet utilization on ownership days by dividing the number of our operating days during a period by the number of our ownership days during that period.This measure demonstrates the percentage of time in the relevant period our vessels generate revenue. During the three years ended December 31, 2019, our average annual fleet utilization on ownership days rate was approximately 96.24%.

•
Fleet utilization on available days. We calculate fleet utilization on available days by dividing the number of operating days by the number of our available days during that period. Fleet utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special surveys. During the three years ended December 31, 2019, our average annual fleet utilization on available days rate was approximately 98.45%.

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

The following table reflects our time charter revenues, commissions, voyage expenses, time charter equivalent revenue, available days and time charter equivalent rate for the periods indicated:

	Year Ended December 31,
	2017	2018	2019
	(in thousands of U.S. dollars except available days and time charter equivalent rate)
Time charter revenues	$154,040	$201,548	$206,682
Less commissions	6,008	8,357	8,921
Less voyage expenses	3,932	6,378	13,715
Time charter equivalent revenue	$144,100	$186,813	$184,046
Available days	13,788	14,258	14,373
Time charter equivalent rate	$10,451	$13,102	$12,805

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

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rates, daily vessel operating expenses, daily vessel operating expenses excluding drydocking and pre-delivery expenses, daily general and administrative expenses and daily management fees for the periods indicated:

	Year Ended December 31,
	2017	2018	2019
Ownership days	13,858	14,568	14,965
Available days	13,788	14,258	14,373
Operating days	13,673	14,075	14,012
Fleet utilization on ownership days	98.67%	96.62%	93.63%
Fleet utilization on available days	99.17%	98.72%	97.49%
TCE rates	$10,451	$13,102	$12,805
Daily vessel operating expenses	$3,810	$4,360	$4,582
Daily vessel operating expenses excluding drydocking and pre-delivery expenses	$3,731	$4,141	$4,257
Daily general and administrative expenses consisting of:	$1,163	$1,321	$1,379
(a) Daily management fees	$975	$1,135	$1,206
(b) Daily company administration expenses	$188	$186	$173

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

Revenues from our period time charters comprised 82.2%, 80.2% and 67.7%, respectively, of our charter revenues for the years ended December 31, 2017, 2018 and 2019. The revenues from our spot time charters and voyage charters comprised 17.8%, 19.8% and 32.3%, respectively, of our charter revenues for the years ended December 31, 2017, 2018 and 2019.

Unearned Revenue / Accrued Revenue

Unearned revenue as of December 31, 2019 includes: (i) cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date amounting to $1.8 million and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for variable charter rates amounting to $1.9 million.

Unearned revenue as of December 31, 2018 includes: (i) cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date amounting to $4.9 million and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for variable charter rates amounting to $0.7 million.

Accrued revenue as of December 31, 2019 represents revenue in the amount of $0.6 million earned prior to cash being received in respect of charter agreements that provide for variable charter rates.

Accrued revenue as of December 31, 2018 represents revenue in the amount of $1.1 million earned prior to cash being received in respect of charter agreements that provide for variable charter rates.

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

Vessel Operating Expenses

Vessel operating expenses include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys, tonnage taxes and other minor miscellaneous items. We expect that our vessel operating expenses will slowly increase in the future as our fleet grows. Our crewing costs, which are a significant part of our vessel operating expenses, may increase in the future due to the limited supply and increase in demand for well-qualified crew. Furthermore, we expect that insurance costs, drydocking, maintenance, spare parts and stores costs will increase from the levels achieved in 2019 as our vessels age. A portion of our vessel operating expenses including crew wages paid to our Greek crew members are in currencies other than the U.S. dollar. These expenses may increase or decrease as a result of fluctuation of the U.S. dollar against these currencies.

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

As of December 31, 2018 and 2019, we capitalized interest amounting to zero and $114 respectively.

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

Early redelivery income reflects amounts payable to us for early termination of a period time charter resulting from a charterer’s request for early redelivery of a vessel. We may accept such requests from charterers when we believe that we are compensated for a substantial portion of the contracted revenue, reduce our third party risk or maintain the opportunity to re-employ the vessel either in the spot market or in the period time charter market at adequate levels.

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

The undiscounted projected net operating cash flows for each vessel are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent for the unfixed days, using the twelve month budgeted rates for the unchartered period of the first twelve months, the Forward Freight Agreement (“FFA”) rates for the unchartered period of the second twelve months and the most recent historical 10-year average daily rates of similar size vessels thereafter, until the end of the remaining estimated useful life of the asset, a premium on future daily charter rates for vessels with installed Scrubbers based on actual premium included on existing charter contracts of our fleet for that period and an estimated premium thereafter, until the end of the remaining useful life of the asset, net of brokerage commissions; expected outflows for vessel operating expenses which include drydocking costs, voyage expenses and management fees. The undiscounted cash flows incorporate various factors, such as estimated future charter rates, estimated vessel operating costs assuming an average annual inflation rate of 2.0%, estimated vessel utilization rates, estimated remaining lives of the vessels (assumed to be 25 years from the initial delivery of each vessel from the shipyard) and estimated salvage value of the vessels based on period end ten-year historical average demolition prices per light-weight ton.

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

Our impairment test as of December 31, 2019 on our vessels held and used, which also involved sensitivity tests on the future time charter rates, (which is the input that is most sensitive to variations), allowing for variances ranging from 3.0% to 10.0% for five of our vessels, and higher variations for the remaining fleet, depending on the vessel type on time charter rates from our base scenario, indicated no impairment on any of our vessels that were held and used.

Our analysis for the year ended December 31, 2018 on our vessels held and used, which also involved sensitivity tests on the future time charter rates, (which is the input that is most sensitive to variations), allowing for variances of up to 7.2%, depending on the vessel type on time charter rates from our base scenario, indicated no impairment on any of our vessels that were held and used.

Our comparison of the actual 2019 net receipts to the forecast net receipts used in the impairment test performed for the year ended December 31, 2018 indicated a favorable variance of 75.6%, between actual net receipts during 2019 and net receipts forecast by the Company for the same period, due to improvements in the dry bulk market rates during 2019, which were not anticipated.

To assist investors in evaluating the possible impact on future results of operations, the following table shows the effect on the Company’s impairment analysis of using the 3-year, 5-year and 15-year historical average daily rates as of December 31, 2019, as opposed to using the 10-year historical average daily rates.

	3-Year	Impairment Charge	5-Year	Impairment Charge	15-Year	Impairment Charge
	Historical Average Daily Rates	(in USD million)	Historical Average Daily Rates	(in USD million)	Historical Average Daily Rates	(in USD million)
Panamax Class Vessels	$11,857	—	$9,865	22.7	$19,666	—
Kamsarmax Class Vessels	$12,569	—	$10,457	—	$20,846	—
Post Panamax Class Vessels	$13,280	—	$11,049	28.2	$22,026	—
Capesize Class Vessels	$16,166	—	$13,169	33.0	$34,348	—
Total		—		83.9		—

At each quarter-end, the Company assesses the assumptions used for performing its impairment analysis, and considers the appropriate duration of historical average charter rates to be used.

While the Company intends to continue to hold and operate its vessels, the following table presents the carrying values of the Company’s vessels and indicates whether their estimated fair market values, were below their carrying values as of December 31, 2018 and December 31, 2019. The carrying value of each of the Company’s vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel was sold. The Company’s estimates of basic market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind and are based on the estimated market values for our vessels received from third-party independent shipbrokers approved by our banks. In addition, because vessel market values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record impairment for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying value is not recoverable.

To assist investors in evaluating the possible impact on future results of operations, the following table shows the number of vessels whose estimated basic market value, exceeded their carrying value and their aggregate carrying value in each case, as of December 31, 2018 and December 31, 2019, respectively. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values.

	As of December 31, 2018			As of December 31, 2019
	Number of vessels		Aggregate Carrying Value	Number of vessels		Aggregate Carrying Value
			($ US Million)			($ US Million)
Vessels whose fair market value was below their carrying value	21	(1)	616.6	29	(2)	778.2
Vessels whose carrying value was written down to their estimated fair market value	—		—	—		—
Vessels whose fair market value, exceeded their carrying value	20		338.7	12		166.5
Total	41		955.3	41		944.7

(1)	As of December 31, 2018, the aggregate carrying value of these 21 vessels was $120.6 million more than their fair market value, based on broker quotes.

(2)	As of December 31, 2019, the aggregate carrying value of these 29 vessels was $153.9 million more than their fair market value, based on broker quotes.

Recent accounting pronouncements

Refer to Note 2 of the consolidated financial statements included elsewhere in this annual report.

Results of Operations

Year ended December 31, 2019 compared to year ended December 31, 2018

During the year ended December 31, 2019, we had an average of 41.0 drybulk vessels in our fleet. During the year ended December 31, 2018, we had an average of 39.9 drybulk vessels in our fleet.

During the year ended December 31, 2019, we did not acquire any vessels.

During the year ended December 31, 2018, we acquired Pedhoulas Cedrus, a Kamsarmax newbuild vessel, and Mount Troodos, a secondhand Capesize class vessel.

Revenues

Revenues increased by 2.5%, or $5.1 million, to $206.7 million during the year ended December 31, 2019 from $201.5 million during the year ended December 31, 2018, due to the following factors: (i) an increase in prevailing charter rates during 2019, and (ii) an increase in ballast bonus earnings.

Commissions

Commissions to unaffiliated ship brokers, other brokers associated with our charterers and our charterers during the year ended December 31, 2019 amounted to $8.9 million, an increase of $0.6 million, or 6.7%, compared to $8.4 million during the year ended December 31, 2018. Commissions as a percentage of revenues remained rather stable at 4.3% of revenues during the year ended December 31, 2019 compared to 4.1% of revenues during the year ended December 31, 2018.

Voyage expenses

During the year ended December 31, 2019, we recorded voyage expenses of $13.7 million, compared to $6.4 million during the year ended December 31, 2018, a 115.0% increase mainly due to increased vessel repositioning expenses and decreased prices of fuel sold on delivery.

Vessel operating expenses

Vessel operating expenses increased by 8.0% to $68.6 million during the year ended December 31, 2019 from $63.5 million during the year ended December 31, 2018, with the contribution of the 2.7% increase of ownership days from 14,568 in 2018 to 14,965 in 2019. Daily operating expenses increased by 5.1% to $4,582 during the year ended December 31, 2019 from $4,360 during the year ended December 31, 2018.

The increase in vessel operating expenses was primarily attributed to:

(i) the increase in repairs, maintenance and drydocking costs by 35.1% to $8.9 million in 2019, compared to $6.6 million in 2018, primarily due to the 13 drydockings fully completed and one partially completed during 2019, compared to nine completed during 2018;

(ii) the increase in cost for spares, stores and provisions by 6.6% to $14.8 million in 2019, compared to $13.9 million in 2018 due to completed and forthcoming drydockings affecting costs of spares and repairs and maintenance as above;

(iii) the increase in lubricant costs by 17.0% to $4.6 million in 2019, compared to $3.9 million in 2018, primarily due to higher prices and increased consumption; and

(iv) the increase in other miscellaneous expenses by 45.9% to $2.6 million in 2019, compared to $1.8 million in 2018, primary due to increased upgrades on telecommunication hardware on our vessels.

Other factors influencing vessel operating expenses, such as costs for crew and insurance expenses, had a minor effect on the increased operating expenses.

The Company expenses drydocking and pre-delivery costs as incurred, which costs may vary from period to period . Vessel operating expenses excluding vessel drydocking and pre-delivery costs increased by 5.6% to $63.7 million in 2019, compared to $60.3 million in 2018, due to completed and forthcoming dry-dockings affecting costs of spares and repairs and maintenance as above. Drydocking expense is related to the number of drydockings in each period and pre-delivery expense is related to the number of vessel deliveries and secondhand acquisitions in each period. Certain other shipping companies may defer and amortize drydocking expense. Daily operating expenses, excluding vessel drydocking and pre-delivery costs, increased by 2.8% to $4,257 during the year ended December 31, 2019 from $4,141 during the year ended December 31, 2018.

Depreciation

Depreciation expense increased by 4.7% to $50.3 million during the year ended December 31, 2019, compared to $48.1 million during the year ended December 31, 2018, due to new investments in Scrubbers and BWTS installation, which increased the carrying value of our vessels.

General and administrative expenses

General and administrative expenses increased by 7.3% to $20.6 million during the year ended December 31, 2019, compared to $19.2 million during the year ended December 31, 2018. The increase of $1.4 million is mainly due to the increase in the management fees charged by our Managers of $18.1 million in 2019 from $16.5 million in 2018. Management fees in 2019 compared to 2018 were increased due to: (i) increase of ownership days from 14,568 in 2018 to 14,965 in 2019 and (ii) increase of the fees paid to our Managers.

As a result:

•
Daily general and administrative expenses which consist of daily management fees and daily company administration expenses, increased by 4.4% to $1,379 during the year ended December 31, 2019, from $1,321 during the year ended December 31, 2018;

•	Daily management fees increased by 6.3% to $1,206 during the year ended December 31, 2019, from $1,135 during the year ended December 31, 2018; and

•	Daily company administration expenses decreased by 6.9% to $173 during the year ended December 31, 2019, from $186 during the year ended December 31, 2018.

Interest expense

Interest expense increased by 4.3% to $26.8 million during the year ended December 31, 2019, compared to $25.7 million, during the year ended December 31, 2018. This was the result of the increase in the weighted average interest rate of our outstanding indebtedness of 4.624% per annum (“p.a.”) for the year ended December 31, 2019 , compared to the weighted average interest rate of our outstanding indebtedness of 4.428% p.a. for the year ended December 31, 2018, and the increase in average loans outstanding of $577.4 million during the year ended December 31, 2019, compared to the average loans outstanding of $572.2 million during the year ended December 31, 2018. The total principal amount of loans outstanding as of December 31, 2019 was $605.8 million, compared to $579.6 million as of December 31, 2018.

Impairment loss

We did not incur any impairment loss for the year ended December 31, 2019, and for the year ended December 31, 2018.

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
Vessel operating expenses
Vessel operating expenses increased by 20.3% to $63.5 million during the year ended December 31, 2018 from $52.8 million during the year ended December 31, 2017, with the contribution of the 5.1% increase of ownership days from 13,858 in 2017 to 14,568 in 2018. Daily operating expenses, increased by 14.4% to $4,360 during the year ended December 31, 2018 from $3,810 during the year ended December 31, 2017.
The increase in vessel operating expenses was primarily attributed to:
(i)the increase in cost for spares, stores and provisions by 49.5% to $13.9 million in 2018, compared to $9.3 million in 2017;
(ii)the increase in crew wages and related costs by 7.8% to $33.3 million in 2018, compared to $30.9 million in 2017, primarily due to currency fluctuation and increased ownership days;
(iii)the increase in repairs, maintenance and drydocking costs by 78.4% to $6.6 million in 2018, compared to $3.7 million in 2017, primarily due to the nine drydockings performed during 2018, compared to five completed during 2017; and
(iv)the increase in lubricant costs by 21.9% to $3.9 million in 2018, compared to $3.2 million in 2017, primarily due to higher prices.
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

Interest expense
Interest expense increased by 10.8% to $25.7 million during the year ended December 31, 2018, compared to $23.2 million, during the year ended December 31, 2017. This was the result of the increase in the weighted average interest rate of our outstanding indebtedness of 4.428% per annum (''p.a.'') for the year ended December 31, 2018 as a result of the increased USD LIBOR, compared to the weighted average interest rate of our outstanding indebtedness of 3.838% p.a. for the year ended December 31, 2017, partly offset by the decrease in average loans outstanding of $572.2 million during the year ended December 31, 2018, compared to the average loans outstanding of $594.6 million during the year ended December 31, 2017. The total principal amount of loans outstanding as of December 31, 2018 was $579.6 million, compared to $571.8 million as of December 31, 2017.
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

B. Liquidity and Capital Resources

As of December 31, 2019, we had liquidity of $178.0 million consisting of cash, cash equivalents and bank time deposits of $106.4 million, $13.7 million in restricted cash, $20.0 million available under a revolving credit facility that we entered into in 2019, up to $26.4 million secured under a commitment from a financial institution for the post-delivery financing of our contracted newbuild with Hull No. S 1772 (scheduled to be delivered to us in the second quarter of 2020) and $11.5 million surplus liquidity from refinancing available under sale and lease back agreements that two of our subsidiaries entered into in 2019, concluded in January 2020, whereby the two vessels would be sold to third parties and immediately leased back to us under bareboat charters. Furthermore, we had additional financing capacity of $6.6 million under an agreement of our Company to issue common equity to an unaffiliated third party in respect of Hull No. S 1772. The Company had an existing fleet of 41 vessels and one vessel in our orderbook; remaining capital expenditure requirements relating to the purchase consideration of the newbuild of $23.5 million, which includes $0.6 million supervision costs and commissions payable to our Manager, all of which is due in 2020; and remaining vessel upgrades and improvements, relating to the Scrubbers and BWTS investments of $5.0 million, with scheduled payments of $2.8 million in 2020, $1.6 million in 2021 and $0.6 million in 2022. As of December 31, 2019, our aggregate debt outstanding was $605.8 million of which $65.5 million was the current portion of long term debt payable within the next 12 months.

As of March 13, 2020, we had liquidity of $172.4 million consisting of cash, cash equivalents and bank time deposits of $111.8 million, $14.2 million in restricted cash, $20.0 million available under the revolving credit facility and up to $26.4 million secured under the commitment for the post-delivery financing of our newbuild. Furthermore, we had an aggregate additional financing capacity of $3.3 million under an agreement of our Company to issue common equity to an unaffiliated third party in respect of in respect of Hull No. S 1772. The Company had an existing fleet of 41 vessels and one vessel in our orderbook; remaining capital expenditure requirements relating to the purchase consideration of the newbuild of $20.2 million, all of which are due in 2020; and remaining vessel upgrades and improvements, relating to the Scrubbers and BWTS investments, of $3.8 million, with scheduled payments of $1.6 million in 2020, $1.6 million in 2021 and $0.6 million in 2022.

Our primary liquidity needs are to fund financing expenses, debt repayment or refinancing, vessel operating expenses, general and administrative expenses, capital expenditures in relation to vessel acquisitions and vessel improvements, and dividend payments to our stockholders. We anticipate that our primary sources of funds will be existing cash and cash equivalents and bank time deposits as of December 31, 2019 of $106.4 million, restricted cash of $13.7 million, cash generated from operations, committed aggregate borrowing capacity of up to $46.4 million, equity financing under our agreement to issue common shares to an unrelated third party of up to $6.6 million, and, possibly, other future equity or debt financing.

In our opinion, the contracted cash flow from operations, the committed borrowing capacity, the issuance of common equity, and the existing cash and cash equivalents will be sufficient to fund the operations of our fleet and any other present financial requirements of the Company, including our working capital requirements, and our capital expenditure requirements at least through the end of the first quarter of 2021. However, we may seek additional indebtedness to refinance our debt and to maintain a strong cash position. Future needs in relation to financing and investing activities may involve refinancing of existing debt and financing of any future fleet replacement and expansion program or fleet upgrades and improvements. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial and equity markets and contingencies and uncertainties that are beyond our control. To the extent that market conditions deteriorate, charterers may default or seek to renegotiate charter contracts, and vessel valuations may decrease, resulting in a breach of our debt covenants. In addition, refinancing of our existing debt in the future may be difficult. Our contracted revenues may decrease and we may be required to make additional prepayments under existing loan facilities, resulting in additional financing needs. If we acquire additional vessels, our capital expenditure requirements will increase and we will need to rely on existing cash and time deposits, debt financing and operating cash surplus.

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

We paid dividends to our common stockholders each quarter between the date of our initial public offering in June 2008 and the second quarter of 2015. We have not paid any dividends to our common stockholders since the second quarter of 2015. During 2019, we declared and paid four quarterly consecutive dividends of $0.50 per share for each, of Series C Preferred Shares, totaling $4.6 million, and of Series D Preferred Shares, totaling $6.4 million. In January 2020, we declared and paid a quarterly dividend of $0.50 per share for each of Series C Preferred Shares, totaling $1.1 million, and of Series D Preferred Shares, totaling $1.6 million.

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

Cash Flows

Cash and cash equivalents increased to $78.9 million as of December 31, 2019, compared to $51.9 million as of December 31, 2018. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents were primarily held in U.S. dollars.

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to $58.3 million in 2019, $85.4 million in 2018 and $50.1 million in 2017, consisting of net income after non-cash items of $68.7 million, $77.8 million and $52.5 million respectively plus a decrease in working capital of $10.4 million during 2019, an increase in working capital of $7.6 million during 2018 and a decrease in working capital of $2.4 million during 2017 respectively.

The major drivers of the change of net cash provided by operating activities are the increased cash outflows related to operating expenses of $5.1 million in 2019 compared to 2018, the increased cash outflows related to voyage expenses of $7.3 million in 2019 compared to 2018, and the increased cash outflows related to management fees of $1.5 million in 2019 compared to 2018, counter balanced by the increased inflows related to net revenues of $4.6 million in 2019 compared to 2018. The major drivers of the cash outflow of the working capital are the increased inventories of $5.5 million in 2019 compared to 2018, as a result of the increased bunker inventory due to increased number of vessels in the spot market and the increased accounts receivable of $4.2 million in 2019 compared to 2018, as a result of increased outstanding bunker settlement from charterers due to increased number of vessels in the spot market.

The major drivers of the change of net cash provided by operating activities in 2018 compared to 2017, are the increased net revenues we earned from chartering our vessels of $45.2 million in 2018 compared to 2017 reduced by the increased cash outflows related to operating expenses of $10.7 million in 2018 compared to 2017.

Net Cash Used in Investing Activities

Net cash flows used in investing activities were $36.8 million for the year ended December 31, 2019 compared to $63.7 million for the year ended December 31, 2018. The decrease in cash flows used in investing activities of $26.9 million from 2018 is mainly attributable to the following factors: (i) a decrease of $6.7 million in payments for vessel acquisitions, advances for vessels under construction and major improvements during the year ended December 31, 2019 compared to the same period of 2018; and (ii) a net decrease of $2.4 million in time deposits during the year ended December 31, 2019, compared to a net increase of $17.8 million during the same period of 2018.

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

Net Cash Used in/ Provided by Financing Activities

Net cash flows provided by financing activities were $8.5 million for the year ended December 31, 2019, compared to net cash flows used in financing activities of $15.6 million for the year ended December 31, 2018. This increase in cash flows provided by financing activities of $24.1 million, compared to the year ended December 31, 2018, is mainly attributable to a decrease of

$28.4 million in long term debt principal payments, a decrease in repurchases of common and preferred stock by $5.9 million compared to the year ended December 31, 2018, offset by a decrease in proceeds from long-term debt by $9.9 million, an increase in dividends paid of $0.1 million and an increase of $0.2 million in the payment of deferred financing costs compared to the year ended December 31, 2018.

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

Credit Facilities

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt. We or our subsidiaries have generally entered into credit facilities in order to finance the acquisition of our vessels, to refinance existing indebtedness and for general corporate purposes. In 2019, (a) one of our subsidiaries entered into a credit facility which was used for general corporate purposes, (b) we entered into a credit facility for general corporate purposes but did not make any drawings under such credit facility in 2019, (c) we amended one of our credit facilities for general corporate purposes and made a drawing under such credit facility in 2019, and (d) four of our subsidiaries amended a credit facility and made a drawing under such credit facility in 2019 for general corporate purposes. In addition, during 2019, four of our subsidiaries entered into a sale and lease back transaction for four of our vessels, whereby the four vessels were sold to third parties and immediately leased back to us under bareboat charters for eight years for one of the vessels and seven and a half years for the other three vessels, with a purchase option for all four vessels five years and nine months after the commencement of the bareboat charter. We have verbally committed to exercise the purchase option for all four vessels, and, in view of this, we have assessed that these transactions should be recorded as financing transactions. The proceeds from these transactions were used to repay the credit facilities secured by the relevant vessels and for general corporate purposes. Furthermore, during 2019, two of our subsidiaries entered into a sale and lease back transaction for two of our vessels, whereby the two vessels were sold to third parties and immediately leased back to us under bareboat charters for eight years with a purchase obligation for both vessels at the end of the bareboat period and with purchase options at predetermined dates and prices during the period of the bareboat charter. The proceeds from these transactions were used to repay the credit facilities secured by the relevant vessels and for general corporate purposes. In view of the purchase obligation at the end of the bareboat charters, we have assessed that these transactions should also be recorded as financing transactions. Finally, during 2019, two of our subsidiaries each entered into a sale and lease back transaction for two of our vessels, whereby the two vessels would be sold to third parties and immediately leased back to us under bareboat charters for six years with a purchase obligation for both vessels at the end of the bareboat period and with purchase options at predetermined dates and prices during the period of the bareboat charter. These transactions were completed in January 2020.

The term of our 20 credit facilities outstanding on December 31, 2019, ranged from three to 10 years. They are generally repaid by quarterly or semi-annual principal installments and a balloon payment due on maturity, with the exception of two credit facilities which are repaid by principal installments every 45 days and a balloon payment due on maturity equal to the purchase obligation. We generally pay interest at LIBOR plus a margin, except for six facilities, two of which principal amounts are deemed to bear a fixed interest and four of which a portion of the principal amounts are deemed to incur interest at a fixed rate.

The obligations under our credit facilities are secured by, among other types of security, first priority mortgages over the vessels owned by the respective borrower subsidiaries, first priority assignments of all insurances and earnings of the mortgaged vessels or ownership of the vessels under sale and leaseback financing and guarantees by us. One of the credit facilities that we have entered into is not secured by any securities.

During 2019, we incurred an additional $177.6 million of indebtedness under our credit facilities and we repaid $151.3 million of our indebtedness. As of December 31, 2019, we had 20 outstanding credit facilities with a combined outstanding balance of $605.8 million. These debt facilities had maturity dates between 2021 and 2027. For a description of our debt facilities as of December 31, 2019, please see Note 6 of the consolidated financial statements included elsewhere in this annual report. During 2020, we are scheduled to repay $65.5 million of our long-term debt outstanding as of December 31, 2019.

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

Our existing credit facilities also require certain of our subsidiaries to maintain financial ratios and satisfy financial covenants. Depending on the credit facility, certain of our subsidiaries are subject to financial ratios and covenants requiring that these subsidiaries:

•	meet the Minimum Value Covenant of 115% or 120%, as the case may be, for credit facilities outstanding;

•	maintain a minimum cash balance per vessel with the respective lender from $150,000 to $1,000,000 as the case may be; and

•	ensure that we comply with certain financial covenants under the guarantees described below.

In addition, under guarantees we have entered into with respect to certain of our subsidiaries’ existing credit facilities, we are subject to financial covenants. Depending on the facility, these financial covenants include the following:

•
under the Consolidated Leverage Covenant, our total consolidated liabilities divided by our total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment, and the book value of all other assets) must not exceed 85%;

•
under the Net Worth Covenant, our total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment, and the book value of all other assets) less our total consolidated liabilities must not be less than $150,000,000;

•	under the EBITDA Covenant, the ratio of our EBITDA over consolidated interest expense must not be less than 2.0:1, on a trailing 12 months’ basis, applicable as of January 1, 2018 onwards;

•	under the Maximum Debt Covenant, our consolidated debt in relation to the 41 vessels currently owned by the our subsidiaries must not exceed $630,000,000;

•
under the Control Covenant, a minimum of 30% or 35%, as the case may be, of our shares shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities and, in the case of one facility, Polys Hajioannou beneficially holds a minimum of 20% of the voting and ownership rights; and

•	payment of dividends is subject to no event of default having occurred and be continuing or would occur as a result of the payment of such dividends.

The Minimum Value Covenant, Consolidated Leverage Covenant, EBITDA Covenant, Net Worth Covenant and Control Covenant do not apply to the loan facility of our subsidiary Shikokuepta Shipping Inc. The Minimum Value Covenant and EBITDA Covenant do not apply to financing agreements entered into by our subsidiaries Maxeikosiena Shipping Corporation,and Youngtwo Shipping Corporation. The EBITDA Covenant does not apply to financing agreements entered into by our subsidiaries Shikokuokto Shipping Corporation, Gloversix Shipping Corporation, Pentakomo Shipping Corporation and Maxdekatria Shipping Corporation.The Maximum Debt Covenant only applies to the credit facility entered by us which is not secured by any securities.

As of December 31, 2019, the Company was in compliance with all debt covenants that were in effect with respect to its loan and credit facilities.

C. Research and Development, Patents and Licenses

We have not incurred expenditures relating to research and development, patents or licenses for the last three years.

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for drybulk vessel services. During 2017, the BDI experienced significant volatility, reaching an annual low of 685 on February 14, 2017 and an annual high of 1,743 on December 12, 2017. During 2018, the BDI remained volatile, reaching an annual low of 948 on April 6, 2018 and an annual high of 1,774 on July 24, 2018. During 2019, the BDI, remained volatile, reaching an annual low of 595 on February 11, 2019 and an annual high of 2,518 on September 4, 2019. In 2020, the BDI reached a low of 411 on February 10, 2020 and a high of 976 on January 2, 2020. As of March 13, 2020, the BDI was 631. During the first quarter of 2020, the BDI has been influenced other than by seasonality due to the 2019-nCoV outbreak, which is affecting China,exacerbating delays in the resumption of various operations following the Chinese New Year, and is currently expanding globally.

The decline and volatility in charter rates in the drybulk market reflects in part the fact that the supply of drybulk vessels in the market has been increasing. Demand for drybulk vessel services is influenced by global financial conditions. Global financial conditions remain volatile and demand for drybulk services may decrease in the future. Certain events affecting the global economy could also influence the demand for dry-bulk vessels, such as the 2019-nCoV outbreak. There has been a pattern of volatility in recent years in BDI, which includes seasonality and other events affecting supply and demand equilibrium. Furthermore, historical values of BDI demonstrate the level of volatility that has been experienced in the past, i.e., charter hire rates for Panamax and Capesize drybulk vessels after reaching historical highs in mid-2008, reached near historically low levels and the BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94% within a single calendar year. See also “Item 3. Key Information—D. Risks Inherent in Our Industry and Our Business—The international drybulk shipping industry is cyclical and volatile, having reached historical highs in 2008 and historical lows in 2016. Charter rates improved in 2019, but have been volatile in the start of 2020. Cyclicality and volatility may lead to reductions and reductions in the charter rates we are able to obtain in vessel values and in our earnings, results of operations and available cash flow.”

As of March 13, 2020, six of our 41 vessels are employed or scheduled to be employed in period time charters with outstanding duration of more than three months. Additionally, we believe we have structured our capital expenditure requirements, debt commitments and liquidity resources in a way that will provide us with financial flexibility (see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources” for more information).

Our TCE rate for the periods ended December 31, 2017, 2018 and 2019 was $10,451, $13,102 and $12,805 respectively, as a result of our increasing exposure to prevailing spot market conditions. During 2019, Glencore Agriculture B.V. accounted for 21.03% and Bunge S.A. accounted for 10.37% of our revenues.

During 2019, 15.6% of our revenue was derived from three vessels with long period time charters, contracted in previous years with original durations of 10 to 20 years and with a weighted average TCE rate of $28,786. The remaining 84.4% of our revenue was derived from the employment of 38 vessels, under voyage spot and period time charters with original durations up to 3 years with a TCE rate of $11,487.

During 2018, 15.8% of our revenue was derived from three vessels with long period time charters, contracted in previous years with original durations of 10 to 20 years and with a weighted average TCE rate of $29,115. The remaining 84.2% of our revenue was derived from the employment of 38 vessels, under spot and period time charters with original durations up to 3 years with a TCE rate of $11,596.

As of March 13, 2020, we had a total of 41 vessels in our fleet and expected to take delivery of one additional newbuild vessel in 2020. As of March 13, 2020, we have contracted 25% of our expected ownership days for the remainder of 2020. Our contracted TCE rate for the remainder of 2020, calculated on the basis of all existing contracts and customary assumptions in relation to voyage expenses, as of March 13, 2020, was $14,014.

Our employment profile as of March 13, 2020, included three period time charterer contracts contracted in previous years with original durations of 10 to 20 years, with an average expected remaining charter duration of 5.8 years and with an expected TCE rate for the remainder of 2020 of $28,943, and 38 spot and period time charters with an expected average remaining charter duration of 1.9 months, and an expected TCE rate of $7,876. Vessels whose charters expire or are early redelivered or terminated within 2020 will be chartered at prevailing charter market conditions, which may substantially influence our revenues, the valuation of our vessels, our results of operations and our dividend distributions.

As of March 13, 2020, we had not received any notice of early redelivery or termination for any of our charters.

E. Off-Balance Sheet Arrangements

As of December 31, 2019, we did not have any off-balance sheet arrangements.

F. Contractual Obligations

Our contractual obligations as of December 31, 2019 were:

	Total	Less than 1 year (2020)	1-3 years (2021- 2022)	3-5 years (2023- 2024)	More than 5 years (after January 1, 2025)
	(in thousands of U.S. dollars)
Long-term debt obligations	$605,819	$65,473	$179,804	$267,434	$93,108
Interest payments (1)	100,077	25,360	41,441	27,145	6,131
Payments to our Managers (2) (3)	79,107	18,433	35,576	25,098	—
Newbuild contracts (3)	22,935	22,935	—	—	—
Scrubbers and BWTS (4)	5,058	2,796	2,262	—	—
Total	812,996	134,997	259,083	319,677	99,239

(1)
Amounts shown reflect estimated interest payments we expect to make with respect to our long-term debt obligations. The interest payments reflect an assumed LIBOR-based applicable interest rate of 1.912% (the six-month LIBOR rate as of December 31, 2019), plus the relevant margin of the applicable credit facility. Amount shown do not reflect the interest rate swaps concluded in March 2020. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Interest Rate Swaps” for more information.

(2)
Represents the daily ship management fee of €875 per vessel and the annual ship management fee of €3,000,000 prorated to the actual days based on the management fees currently in effect calculated based on the exchange rate of €/US$ as of December 31, 2019. In addition, it includes amounts payable to our Managers under the Management Agreements in respect of the acquisition fee and the supervision fee for Hull No. S 1772 which is described elsewhere herein.

(3)
Represents outstanding contractual payments under the memorandum of agreement for the acquisition of Hull No. S 1772. It does not include the amounts payable to our Managers for supervision fees and commissions, under such memorandum of agreement, which are included under “Payments to our Managers” on the above table.

(4)
Amounts shown reflect estimated payments we expect to make with respect to our Scrubbers and BWTS obligations calculated based on the exchange rate of €/US$ as of December 31, 2019, according to contracts with the relevant equipment suppliers. It does not include payments we expect to make to the relevant shipyards.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth, as of March 13, 2020, information regarding our directors and executive officers.

Name	Age	Position
Polys Hajioannou	53	Chief Executive Officer, Chairman of the Board and Class I Director
Dr. Loukas Barmparis	57	President, Secretary and Class II Director
Konstantinos Adamopoulos	57	Chief Financial Officer and Class III Director
Ioannis Foteinos	61	Chief Operating Officer and Class I Director
Christos Megalou	60	Class II Director
Frank Sica	69	Class III Director
Ole Wikborg	64	Class I Director

Certain biographical information about each of these individuals is set forth below. The term of our Class I directors expires in 2021, the term of our Class II directors expires in 2022 and the term of our Class III directors expires in 2020.

Polys Hajioannou is our Chief Executive Officer and has been Chairman of our board of directors since 2008. Mr. Hajioannou also serves with Safe Bulkers Management Ltd. in Cyprus, which provides technical, commercial and administrative management services to the Company, and prior to the inception of Safe Bulkers Management and Safety Management, with its predecessor Alassia Steamship Co., Ltd., which he joined in 1987. Mr. Hajioannou was elected as a member of the board of directors of the Union of Greek Shipowners in 2006 and served on the board until February 2009. Mr. Hajioannou is a founding member and Vice-President of the Union of Cyprus Shipowners. Mr. Hajioannou is a member of the Lloyd’s Register Hellenic Advisory Committee. In 2011, Mr. Hajioannou was appointed to the board of directors of the Hellenic Mutual War Risks Association (Bermuda) Limited and in 2013 he was elected to the board of directors of the UK Mutual Steam Ship Assurance Association (Bermuda) Limited where he served until 2016. In that year, he was elected member to the newly established UK Club Bermuda Members’ Committee. Mr. Hajioannou holds a Bachelor of Science degree in nautical studies from Sunderland University.

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

Konstantinos Adamopoulos is our Chief Financial Officer and has been a member of our board of directors since 2008. Mr. Adamopoulos also serves as the finance manager of Safe Bulkers Management Ltd., which he joined in December 2016. Prior to joining us, Mr. Adamopoulos was employed at Calyon, a financial institution, as a senior relationship manager in shipping finance for 14 years. Prior to this, from 1990 to 1993, Mr. Adamopoulos was employed by the National Bank of Greece in London as an account officer for shipping finance and in Athens as deputy head of the export finance department. Prior to this, from 1987 to 1989, Mr. Adamopoulos served as a finance officer in the Greek Air Force. Mr. Adamopoulos holds a Bachelor of Science degree in business administration from the Athens School of Economics and Business Science and an M.B.A. in finance from the Cass Business School, City, University of London.

Ioannis Foteinos is our Chief Operating Officer and has been a member of our board of directors since February 2009. Mr. Foteinos has over 30 years of experience in the shipping industry. After obtaining a bachelor’s degree in nautical studies from Sunderland University, he joined the predecessor of Safety Management in 1987, where he served as Chartering Manager until 2017. Presently he serves as Chartering Manager with Safe Bulkers Management Ltd. in Cyprus, which he joined in May 2017.

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

B. Compensation of Directors and Senior Management

Our Managers, pursuant to the terms of the applicable Management Agreements, have historically provided to us our executive officers. For the year ended December 31, 2019, none of the executive officers and senior management were employed directly by us. For a discussion of the fees payable to our Managers, refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements.” Also, we do not have any service contracts with any of our non-executive directors that provide for benefits upon termination of their services.

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

C. Board Practices

As of December 31, 2019, we had seven members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. None of our directors is a party to service contracts with us providing for benefits upon termination of employment. Information regarding the period which each director served and the date of expiration of each director’s current term is included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

During the fiscal year ended December 31, 2019, the full board of directors held four meetings. Each director attended all of the meetings of committees of which the director was a member in person or electronically. Our board of directors has determined that each of Messrs. Sica, Megalou and Wikborg are independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the SEC. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the chairman of the audit committee, Mr. Frank Sica, or to the chairman of the corporate governance, nominating and compensation committee, Mr. Ole Wikborg, may do so by writing to our Secretary, Dr. Loukas Barmparis, Safe Bulkers, Inc., e-mail: directors@safebulkers.com.

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

•
reviewing regularly the board structure, size and composition, taking into account the importance of a diverse composite mix of ethnicities, ages, gender, race, geographic locations, education and professional skills, backgrounds and experience, among other characteristics;

•
maintaining a commitment to supporting, valuing and leveraging diversity in the composition of the Board among other qualities that the board believes serve the best interest of the Company and its stockholders; and

•	handling such other matters that are specifically delegated to the corporate governance, nominating and compensation committee by the board of directors from time to time.

D. Employees

Our executive officers are provided by our Managers. As of December 31, 2019, approximately 952 people served on board the vessels in our fleet, and our Managers employed approximately 117 people on shore.

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
A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding Common Stock and Preferred Shares as of March 13, 2020 held by:

•each person or entity that we know beneficially owns 5.0% or more of our Common Stock;
•our officers and directors; and
•all our directors and officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of March 13, 2020 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership for each stockholder is based on 102,432,555 shares of Common Stock outstanding as of March 13, 2020, including 168,404 shares of Common Stock that were held as treasury stock as of March 13, 2020. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Identity of Person or Group	Number of Shares of Common Stock Owned		Percentage of Common Stock		Number of Shares of Series C Preferred Shares		Percentage of Series C Preferred Shares	Number of Shares of Series D Preferred Shares		Percentage of Series D Preferred Shares
5% Beneficial Owners:
Vorini Holdings Inc.(1)	19,426,015		19.00%		—		—%	—		—%
Bellapais Maritime Inc.(2)	5,000,000		4.89%		—		—%	—		—%
Kyperounta Maritime Inc.(2)	5,000,000		4.89%		—		—%	—		—%
Lefkoniko Maritime Inc.(2)	5,000,000		4.89%		—		—%	—		—%
Akamas Maritime Inc.(2)	8,555,412		8.37%		—		—%	—		—%
Chalkoessa Maritime Inc.(2)	5,400,000		5.28%		—		—%	—		—%
Nicolaos Hadjioannou(3)	21,426,015		20.95%		—		—%	—		—%
Officers and Directors:
Polys Hajioannou (4)	48,381,427		47.31%		—		—%	100,000		3.13%
Dr. Loukas Barmparis		*		*		*			*		*
Konstantinos Adamopoulos		*		*		*			*		*
Ioannis Foteinos		*		*		*			*		*
Frank Sica		*(5)		*		*			*		*
Ole Wikborg		*		*	—		—%	—		—%
Christos Megalou		*		*	—		—%	—		—%
All executive officers and directors as a group (7 persons)	48,868,880		47.79%		25,000		1.09%	137,000		4.28%
 * Less than 1%

(1)Controlled by Polys Hajioannou and his family.
(2)Controlled by Polys Hajioannou.
(3)By virtue of shares owned indirectly through Vorini Holdings, Inc. and other entities he controls.

(4)
By virtue of shares owned indirectly through Vorini Holdings, Inc., Bellapais Maritime Inc., Kyperounta Maritime Inc., Lefkoniko Maritime Inc., Akamas Maritime Inc., Chalkoessa Maritime Inc. and other entities he controls.

(5)Partly held in a trust controlled by Frank Sica for the benefit of his family members.

In June 2008, we completed a registered public offering of our shares of Common Stock in which the selling stockholder was Vorini Holdings Inc., and our Common Stock began trading on the NYSE. Our major stockholders have the same voting rights as our other stockholders. As of March 13, 2020, we had 15 stockholders of record; three of these stockholders of record were located in the U.S. and held an aggregate 57,215,411 shares of Common Stock, representing approximately 55.95% of our outstanding shares of Common Stock. However, one of the U.S. stockholders of record is Cede & Co., a nominee of The Depository Trust Company, which holds 56,953,151 shares of our Common Stock. Accordingly, we believe that the shares held by Cede & Co. include shares of Common Stock beneficially owned by both holders in the U.S. and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control. We are not aware of any significant changes in the percentage ownership held by any major stockholders since our initial public offering.

The Hajioannou family owns approximately 50.43% of our outstanding Common Stock. They are able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. Shares of our Common Stock held by the Hajioannou family do not have different or unique voting rights.

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

·	interest, principal and other financial costs;

·	voyage expenses;

·
vessel operating expenses including crewing costs, surveyor’s attendance fees, bunkers, lubricant oils, spares, survey fees, classification society fees, maintenance and repair costs, tonnage taxes and vetting expenses;

·	commissions, remuneration or disbursements due to lawyers, brokers, agents, surveyors, consultants, financial advisors, investment bankers, insurance advisors;

·	deductibles, insurance premiums and/or P&I calls; and

·	postage, communication, traveling, victualing and other out of pocket expenses.

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

Our Managers’ Termination Rights

Each Manager may terminate the applicable Management Agreement prior to the end of its term if:

·	an aggregate amount in excess of $100,000 payable by us is not paid when due or if due on demand, within 20 business days following demand by the Manager;

·
we default in the performance of any other material obligation under the Management Agreement and the matter is unresolved within 20 business days after we receive written notice of such default from the Manager;

·
the management fee determined by arbitration in respect of any three-year period following the initial term is unsatisfactory to the Manager, in which case the Manager may terminate the Management Agreement effective at the end of such term;

·
any acquisition of our shares or a merger, consolidation or similar transaction results in any “person” or “group” acquiring 40.0% or more of the total voting power of our or the resulting entity’s outstanding voting securities, and such percentage represents a higher percentage of such voting power than that held directly or indirectly by Polys Hajioannou;

·
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

·	there is a change in directors after which at least one of the members of our board of directors is not a continuing director.

“Continuing directors” means, as of any date of determination, any member of our board of directors who was:

·	a member of our board of directors on May 29, 2018; or

·    nominated for election or elected to our board of directors with the approval of a majority of the directors then in office who were either directors on May 29, 2018 or whose nomination or election was previously so approved.

Our Termination Rights

In addition to certain standard termination rights, we may terminate each Management Agreement prior to the end of its term if:

·
the Manager commits a willful and material breach in the performance of any material obligation under our Management Agreement and the matter is not resolved within 40 business days after the Manager receives from us written notice of such default;

·
an aggregate amount in excess of $100,000 payable by the Manager to us or third parties under our Management Agreement is not paid or accounted for within 10 business days following written notice by us; or

·	any time after May 29, 2024, upon our delivery of 12 months’ written notice to the Manager (a “Third Term Termination Notice”).

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

No related party transactions in relation to the sale of vessels or the novation of newbuild contracts occurred during 2018 or 2019.
Principal executive office lease

The Company leases office space from a company controlled by Polys Hajioannou, at Apt. D11, Les Acanthes, 6, Avenue des Citronniers, MC98000 Monaco, where our principal executive office is established. The office space lease contract has a remaining duration of three years up to February 2023 with an annual lease payment in the amount of 63,000 equivalent to about $72,000 as of December 31, 2019.

Revolving Credit Facility

In December 2019, the Company entered into a three-year revolving credit facility with a financial institution for an amount up to $20.0 million. Christos Megalou, one of the independent members of the board of directors of the Company, currently serves as the Chief Executive Officer of this financial institution. As such, the transaction is considered a ''related party transaction''. The transaction was unanimously approved by the board of directors of the Company. Mr Megalou recused himself from any consideration of, and voting on, the transaction by the board of directors of the Company.

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

Dividend Policy

We paid our first quarterly dividend as a public company of $0.1461 per share of Common Stock in August 2008 and subsequent dividends of $0.475 per share of Common Stock in November 2008, $0.15 per share in February 2009, May 2009, August 2009, November 2009, February 2010, May 2010, August 2010, November 2010, February 2011, May 2011, August 2011, November 2011, February 2012, May 2012 and August 2012, and $0.05 per share of Common Stock in November 2012, March 2013, June 2013, September 2013 and $0.06 per share of Common Stock in December 2013. During 2014, we paid an aggregate amount of $18.4 million over three consecutive quarterly dividends, each in the amount of $0.06 per share of Common Stock, followed by one consecutive quarterly dividend in the amount of $0.04 per share of Common Stock. During 2015, the Company declared and paid one quarterly dividend of $0.02 per share of Common Stock followed by two quarterly dividends of $0.01 per share of Common Stock, totaling $3.3 million. The Company did not declare dividends on its Common Stock during 2016, 2017, 2018 or 2019.

We paid our first dividend of $0.26111 per share of Series B Preferred Shares in July 2013, and a subsequent dividend of $0.5111 per share of Series B Preferred Shares in October 2013. During 2014, we paid an aggregate amount of $3.2 million over four consecutive quarterly dividends, each in the amount of $0.50 per share of Series B Preferred Shares. During 2014, we paid an aggregate amount of $2.2 million over two consecutive quarterly dividends of $0.46667 and $0.50 per share of Series C Preferred Shares. During 2014, we paid an aggregate amount of $2.1 million over one quarterly dividend of $0.66667 per share of Series D Preferred Shares. During 2015, the Company declared and paid four quarterly consecutive dividends of $0.50 per share, of

Series B Preferred Shares, totaling $3.2 million, of Series C Preferred Shares, totaling $4.6 million, and of Series D Preferred Shares, totaling $6.4 million. During 2016, the Company declared and paid four quarterly consecutive dividends of $0.50 per share, of Series B Preferred Shares, totaling $3.1 million, of Series C Preferred Shares, totaling $4.6 million, and of Series D Preferred Shares, totaling $6.4 million. During 2017, the Company declared and paid four quarterly consecutive dividends of $0.50 per share, of Series B Preferred Shares, totaling $1.3 million, of Series C Preferred Shares, totaling $4.6 million, and of Series D Preferred Shares, totaling $6.4 million. During 2018, we declared and paid one quarterly dividend of $0.50 per share of Series B Preferred Shares, totaling $0.2 million, and four quarterly consecutive dividends of $0.50 per share, of Series C Preferred Shares, totaling $4.6 million, and of Series D Preferred Shares, totaling $6.4 million. During 2019, we declared and paid four quarterly consecutive dividends of $0.50 per share, of Series C Preferred Shares, totaling $4.6 million, and of Series D Preferred Shares, totaling $6.4 million. In January 2020, we declared and paid a quarterly dividend of $0.50 per share, of Series C Preferred Shares, totaling $1.1 million, and of Series D Preferred Shares, totaling $1.6 million.

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

Trading on the NYSE

Since our initial public offering in the U.S. on May 29, 2008, our Common Stock has been listed on the NYSE under the symbol “SB” Since June 18, 2013, our Series B Preferred Shares have been listed on the NYSE under the symbol “SB PR B.” As a result of the redemption of all of our remaining outstanding Series B Shares on the Redemption Date, a Form 25 was filed by the NYSE with the SEC on February 21, 2018, and, accordingly, Series B Preferred Shares were delisted from the NYSE on March 5, 2018. Since May 7, 2014, our Series C Preferred Shares have been listed on the NYSE under the symbol “SB. PR. C.” Since June 30, 2014, our Series D Preferred Shares have been listed on the NYSE under the symbol “SB. PR. D.”

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 200,000,000 shares of Common Stock, par value $0.001 per share, of which, as of December 31, 2019 and March 13, 2020, 104,251,019 and 102,432,555 shares were issued and outstanding, respectively, and 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of December 31, 2019 and March 13, 2020, 2,300,000 shares of Series C Preferred Shares and 3,200,000 shares of Series D Preferred Shares were issued and outstanding. Following the redemption of all outstanding Series B Preferred Shares on the Redemption Date, no shares of Series B Preferred Shares remained outstanding. Of this blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan.” All of our shares of stock are in registered form.

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

Directors

Under our articles of incorporation and bylaws, our directors are elected by a plurality of the votes cast at each annual meeting of the stockholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting. Our articles of incorporation and bylaws provide for a staggered board of directors whereby directors shall be divided into three classes: Class I, Class II and Class III. The term of our Class I directors expires in 2021, the term of our Class II directors expires in 2022 and the term of our Class III directors expires in 2020. At each annual meeting, individuals elected as directors are elected to hold office until the third succeeding annual meeting.

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

Preferred Stock

Our articles of incorporation authorize our board of directors, without any further vote or action by our stockholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan,” and as of December 31, 2019 and March 13, 2020, 2,300,000 have been designated as Series C Preferred Shares and 3,200,000 have been designated as Series D Preferred Shares, and to determine, with respect to any series of preferred stock established by our board of directors, the terms and rights of that series, including:

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

•	At any time when no rights are outstanding, we may amend any of the provisions of the rights agreement, other than decreasing the redemption price.

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

Blank Check Preferred Stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described above under “-Stockholder Rights Plan” and as of December 31, 2019 and March 13, 2020, 2,300,000 have been designated as Series C Preferred Shares and 3,200,000 have been designated as Series D Preferred Shares. As of the Redemption Date, no shares of Series B Preferred Shares remained outstanding. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

United States Federal Income Tax Consequences

Taxation of Operating Income in General

General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a shipping pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income", to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain U.S. territories and possessions, constitutes income from sources within the United States, which we refer to as "U.S. source gross shipping income".

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are prohibited by law from engaging in transportation that produces income considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

We are subject to a 4% tax imposed without allowance for deductions for such taxable year, as described in "Taxation in the Absence of Exemption", unless we qualify for exemption from tax under Section 883 of the Code, the requirements of which are described in detail below. For our 2019 taxable year, we were exempt from U.S federal tax on our U.S. source gross shipping income.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code and the regulations thereunder, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

•    we are organized in a foreign country (our "country of organization") that grants an "equivalent exemption" to corporations organized in the United States one of the following is true; and

•    more than 50% of the value of our stock is owned, directly or indirectly, by "qualified shareholders", that are persons (i) who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, and (ii) we satisfy certain substantiation requirements, which we refer to as the "50% Ownership Test"; or

•    our stock is "primarily" and "regularly" traded on one or more established securities markets in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the "Publicly-Traded Test".

The jurisdictions where we and our shipowning subsidiaries are incorporated grant "equivalent exemptions" to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S. source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

50% Ownership Test

Under the regulations, a foreign corporation will satisfy the 50% Ownership Test for a taxable year if (i) for at least half of the number of days in the taxable year, more than 50% of the value of its stock is owned, directly or constructively through the application of certain attribution rules prescribed by the regulations, by one or more shareholders who are residents of foreign countries that grant "equivalent exemption" to corporations organized in the United States and (ii) the foreign corporation satisfies certain substantiation and reporting requirements with respect to such shareholders. Holders of warrants will not be treated as constructive owners of shares for purposes of the 50% Ownership Test.

We satisfied the 50% Ownership Test for our 2019 taxable year, and expect that we will be able to satisfy that test going forward.

Publicly-Traded Test

The regulations provide that the stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of stock used to satisfy the Publicly Traded Test that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country.

Under the regulations, the stock of a foreign corporation will be considered "regularly traded" if one or more classes of its stock representing 50% or more of its outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets (such as NASDAQ Capital Market), which we refer to as the "listing threshold".

The regulations further require that with respect to each class of stock relied upon to meet the listing requirement: (i) such class of the stock is traded on the market, other than in minimal quantities, on at least sixty (60) days during the taxable year or one-sixth (1/6) of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. Even if a foreign corporation does not satisfy both tests, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own directly or indirectly 5% or more of the vote and value of such class of stock, whom we refer to as "5% Shareholders". We refer to this restriction in the regulations as the "Closely-Held Rule".

For purposes of being able to determine our 5% Shareholders, the regulations permit a foreign corporation to rely on Schedule 13G and Schedule 13D filings with the Commission. The regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

Additionally, holders of warrants will not be treated as constructive owners of shares for purposes of the Closely Held Rule.

The Closely-Held Rule will not disqualify a foreign corporation, however, if it can establish and substantiate that qualified shareholders own, actually or constructively under specified attribution rules, sufficient shares in the closely-held block of stock to preclude the shares in the closely-held block that are owned by non-qualified 5% Shareholders from representing 50% or more of the value of such class of stock for more than half of the days during the tax year. An analysis of our shareholding in 2019 confirmed that we can satisfy that more than 50% of our shares were held for more than half of the days in the 2019 taxable year by qualified 5% Shareholders in combination with the shares held by less than 5% shareholders.

Due to the factual nature of the issues involved, there can be no assurance that we or any of our subsidiaries will qualify for the benefits of Section 883 of the Code for our subsequent taxable years.

Taxation in Absence of Exemption

To the extent the benefits of Section 883 are unavailable, our U.S. source gross shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, otherwise referred to as the "4% Tax". Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% Tax.

To the extent the benefits of the Section 883 exemption are unavailable and our U.S. source gross shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S. source gross shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at a rate of 21%. In addition, we may be subject to the 30% "branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our U.S. source gross shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

•    we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•    substantially all of our U.S. source gross shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States, or, in the case of income from the leasing of a vessel, is attributable to a fixed place of business in the United States.

We do not intend to have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis, or earning income from the leasing of a vessel attributable to a fixed place of business in the United States. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. source gross shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

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

PFIC Status

Special United States income tax rules apply to you if you hold stock in a non-United States corporation that is classified as a“passive foreign investment company” (or “PFIC”) for United States income tax purposes. In general, we will be treated as a PFIC in any taxable year in which, after applying certain look-through rules, either:

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

PART II

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

In March 2020 we entered into four interest rate derivative contracts with a period commencing March 2020 and expiring September 2024, at an average fixed rate of 0.798% and for an aggregate notional amount of $50.0 million. Under these transactions, the bank effects quarterly floating-rate payments to us for the relevant amount based on the three-month U.S. dollar LIBOR and we make quarterly payments to the bank on the relevant amount at the respective fixed rates. We may enter into additional interest rate swap agreements in order to manage future interest costs and the risk associated with changing interest rates.

The following table sets forth the sensitivity of our existing loans as of December 31, 2019, as to a 100 basis point increase in LIBOR during the next five years, and reflects the additional interest expense. The below table does not reflect the interest swaps we entered in March 2020.

Year	Amount
2020	$5.4	million
2021	4.6	million
2022	3.8	million
2023	2.8	million
2024	2.1	million

Foreign Currency Exchange Risk

We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2019 we incurred approximately 27.9% of our vessel operating expenses in currencies other than the U.S. dollar and the vast majority of our management fee to our Managers in currencies other than the U.S. dollar. As of December 31, 2019, approximately 23.6% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar and were subject to exchange rate risk, as their value fluctuates with changes in exchange rates.

A hypothetical 10.0% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2019, would have increased our vessel operating expenses by approximately $1.9 million, our management fee to our Managers by approximately $1.81 million and the fair value of our outstanding accounts payable by approximately $0.3 million.

As of December 31, 2019, the majority of our outstanding contractual obligations to our Managers were denominated in Euros, equivalent to $79.1 million . A hypothetical 10% immediate adverse move in the Euro exchange rate from the rate in effect as of December 31, 2019, would have increased our outstanding contractual obligations to our Managers by approximately $7.9 million . While, from time to time, we have in the past used financial derivatives in the form of foreign exchange forward agreements to mitigate the risk associated with exchange rate fluctuations, currently, no such instruments are in place, although we may enter into foreign exchange forward agreements in the future in relation to the remaining expenditures denominated in Euros.
There have been no material quantitative changes in market risk exposures between 2019 and 2018.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2019. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include without limitation controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2019.

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
 In making its assessment of our internal control over financial reporting as of December 31, 2019, management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013 (“COSO”).
 Management concluded that, as of December 31, 2019, our internal control over financial reporting was effective. Deloitte Certified Public Accountants S.A. (“Deloitte”), our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2019 which is reproduced in its entirety in Item 15(c) below.

C. Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Safe Bulkers, Inc.
Majuro, Republic of the Marshall Islands

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Safe Bulkers, Inc. and its subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Company and our report dated March 25, 2020, expressed an unqualified opinion on those financial statements.

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
March 25, 2020

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

We have adopted a Code of Business Conduct and Ethics for all officers and employees of our company, which incorporates a Code of Ethics for directors and a Code of Conduct for corporate officers, a copy of which is posted on our website, and may be viewed at http://www.safebulkers.com/corp_ethics.htm. We will also provide a paper copy of this document free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Dr. Loukas Barmparis, Secretary, Safe Bulkers, Inc., e-mail: directors@safebulkers.com, telephone: +30 2111 888 400, +357 25 887 200. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2019.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees billed to the Company for the fiscal years ended December 31, 2019 and 2018 by the Company’s principal accounting firm, Deloitte Certified Public Accountants S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, Limited, by the category of service, were as follows:

	2018	2019
	(in thousands)
Audit fees	$330	$320
All other fees	—	13
Total fees	$330	$333

Audit fees represent compensation for professional services rendered for the integrated audit of the consolidated financial statements of the Company and for the review of the quarterly financial information as well as in connection with the review of the form 20-F. Other fees represent fee for professional services rendered in connection with assistance provided with the Company's cyber security assessment.

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

Preferred Stock

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

On March 19, 2020, the Company announced a share repurchase program under which it may from time to time purchase up to 100,000 Series C Preferred Shares and up to 100,000 Series D Preferred Shares on the open market. The Company’s share repurchase program does not obligate it to purchase any of its Preferred Shares, and the share repurchase program may be modified or terminated at any time without prior notice. Any such purchases will be made in the open market in compliance with applicable laws and regulations. No shares were purchased under the program until March 13, 2020.

Common Stock

On December 19, 2018, the Company announced a share repurchase program under which it may from time to time in the future purchase up to 3,000,000 shares of the Company’s Common Stock. Any such purchases were made in the open market in compliance with applicable laws and regulations. All 1,677,194 shares of Common Stock repurchased under this program were canceled in 2019. This program was terminated in February 2019.

Details on the shares purchased under such program are set forth in the table below:

Period	Total Number of Shares of Common Stock Purchased(a)	Average Price Paid per Share of Common Stock	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs
December 2018	345,012	1.76	345,012
January 2019	921,957	1.87	921,957
February 2019	410,225	1.60	410,225
Total	1,677,194	1.78	1,677,194

(a) All purchases were made on the open market in accordance with Rule 10b-18 and Rule 10b5-1 under the Exchange Act.

In June 2019, the Company implemented a new program for the repurchase of an amount of up to 5,000,000 shares of its common stock. Any such purchases were made in the open market in compliance with applicable laws and regulations. All 1,361 shares of Common Stock repurchased under this program were canceled in 2019. In March 2020, we expanded such share repurchase program to provide for the repurchase of an additional 1,500,000 shares of Common Stock on the open market.

Details on the shares purchased under such program as of March 13, 2020 are set forth in the table below:

Period	Total Number of Shares of Common Stock Purchased(a)	Average Price Paid per Share of Common Stock	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs
June 2019	1,361	1.45	1,361
November 2019	845,022	1.69	845,022
December 2019	155,913	1.74	155,913
January 2020	69,788	1.39	69,788
February 2020	1,017,724	1.33	1,017,724
March 2020	917,004	1.28	917,004
Total	3,006,812	1.44	3,006,812

(a) All purchases were made on the open market in accordance with Rule 10b-18 and Rule 10b5-1 under the Exchange Act.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Reference is made to pages F-1 through F-42 incorporated herein by reference.

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

2.6	Description of Securities
4.1	Management Agreement, dated May 29, 2018, between Safety Management Overseas S.A. and Safe Bulkers, Inc.
4.2	Management Agreement, dated May 29, 2018, between Safe Bulkers Management Limited and Safe Bulkers, Inc.
4.3
Second Amended and Restated Restrictive Covenant Agreement, dated August 2, 2017, among Safe Bulkers, Inc., Polys Hajioannou, Vorini Holdings Inc. and Machairiotissa Holdings Inc. (Incorporated by reference to Exhibit 4.3 on the Company’s Form 20-F, filed on March 2, 2018)

4.4
Second Amended and Restated Restrictive Covenant Agreement, dated August 2, 2017, between Safe Bulkers, Inc. and Polys Hajioannou (Incorporated by reference to Exhibit 4.4 on the Company’s Form 20-F, filed on March 2, 2018)

4.5
Amended and Restated Loan Agreement, dated October 3, 2018, by and among Safe Bulkers, Inc., DNB Bank ASA, as Mandated Lead Arranger, DNB Bank ASA, as Agent, DNB Bank ASA, as Swap Provider, and DNB Bank ASA, as Security Agent

4.6
Amended and Restated Loan Agreement, dated March 28, 2019, by and among Safe Bulkers, Inc., DNB Bank ASA, as Mandated Lead Arranger, DNB Bank ASA, as Agent, DNB Bank ASA, as Swap Provider, and DNB Bank ASA, as Security Agent

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
101
The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, formatted in lnline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets as of December 31, 2018 and 2019; (ii) Consolidated Statements of Operations for the years ended December 31, 2017, 2018 and 2019; (iii) Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2017, 2018 and 2019; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2018 and 2019; and (v) Notes to Consolidated Financial Statements

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

March 25, 2020

By:	/s/ KONSTANTINOS ADAMOPOULOS
Name: Konstantinos Adamopoulos
Title: Chief Financial Officer and Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Safe Bulkers, Inc.

Majuro, Republic of the Marshall Islands.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Safe Bulkers, Inc. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2020 expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

March 25, 2020

We have served as the Company’s auditor since 2007.

SAFE BULKERS, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2018 AND 2019
(In thousands of U.S. Dollars, except for share and per share data)

		December 31,
	Notes	2018	2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$51,879	$78,938
Time deposits		29,895	27,440
Accounts receivable		11,142	15,359
Due from Manager	3	599	558
Inventories		4,139	9,265
Accrued revenue	16	475	158
Restricted cash		310	—
Prepaid expenses and other current assets		2,823	4,271
Total current assets		101,262	135,989
FIXED ASSETS:
Vessels, net	4	955,291	944,706
Advances for vessels	5	8,596	19,294
Total fixed assets		963,887	964,000
OTHER NON CURRENT ASSETS:
Deferred financing costs		35	258
Restricted cash		10,401	13,701
Accrued revenue	16	614	455
Other non current assets		—	240
Total assets		1,076,199	1,114,643
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	6	36,185	64,054
Unearned revenue	16	5,409	3,040
Trade accounts payable		6,106	12,965
Accrued liabilities	13	6,883	6,595
Derivative liabilities	12	—	121
Due to Manager		23	9
Total current liabilities		54,606	86,784
Long-term debt, net	6	538,508	536,995
Unearned revenue Long-term	16	253	648
Other liabilities		—	274
Total liabilities		593,367	624,701
COMMITMENTS AND CONTINGENCIES	9
MEZZANINE EQUITY - Redeemable non-controlling interest	8	16,998	17,200
SHAREHOLDERS’ EQUITY:

Common stock, $0.001 par value; 200,000,000 authorized, 103,005,748 and 104,251,019 issued and outstanding at December 31, 2018 and 2019, respectively	7	103	104
Preferred stock, $0.01 par value; 20,000,000 authorized, 2,300,000 and 2,300,000 Series C Preferred Shares, 3,200,000 and 3,200,000 Series D Preferred Shares, issued and outstanding at December 31, 2018 and 2019, respectively	7	55	55
Treasury stock, $0.001 par value; 458,088 and 0 Common Shares repurchased at December 31, 2018 and December 31, 2019, respectively	7	(737)	—
Additional paid in capital		355,134	356,963
Retained earnings		111,279	115,620
Total shareholders’ equity		465,834	472,742
Total liabilities, mezzanine equity and shareholders’ equity		$1,076,199	$1,114,643

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(In thousands of U.S. Dollars, except for share and per share data)

	Years Ended December 31,
	Notes	2017	2018	2019
REVENUES:
Revenues	10	$154,040	$201,548	$206,682
Commissions		(6,008)	(8,357)	(8,921)
Net revenues		148,032	193,191	197,761
EXPENSES:
Voyage expenses		(3,932)	(6,378)	(13,715)
Vessel operating expenses	11	(52,794)	(63,512)	(68,569)
Depreciation	4	(51,424)	(48,067)	(50,310)
General and administrative expenses
- Management fee to related parties	3,15	(13,511)	(16,536)	(18,050)
- Company administration expenses	15	(2,607)	(2,706)	(2,589)
Early redelivery cost, net		(1,263)	(105)	(63)
Other operating expense		(390)	—	(414)
Loss on sale of assets	17	(120)	—	—
Impairment loss	12	(91,293)	—	—
Operating (loss)/income		(69,302)	55,887	44,051
OTHER (EXPENSE)/INCOME:
Interest expense	6	(23,224)	(25,713)	(26,815)
Other finance income/(cost)		7,651	(973)	(714)
Interest income		799	929	1,558
Gain/(loss) on derivatives	12	72	18	(121)
Foreign currency gain/(loss)		1,782	(670)	(76)
Amortization and write-off of deferred finance charges		(2,457)	(1,794)	(1,845)
Net (loss)/income		(84,679)	27,684	16,038
Less preferred dividend		12,316	11,384	11,498
Less preferred deemed dividend		2,146	—	199
Net (loss)/income available to common shareholders		$(99,141)	$16,300	$4,341
(Loss)/earnings per share in U.S. Dollars, basic and diluted	19	$(0.98)	$0.16	$0.04
Weighted average number of shares, basic and diluted		100,932,876	101,604,339	101,686,312

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC. CONSOLIDATED STATEMENTS
OF SHAREHOLDERS’ EQUITY FOR THE YEARS
ENDED DECEMBER 31, 2017, 2018 AND 2019
(In thousands of U.S. Dollars)

	Common Stock	Treasury Stock	Preferred Stock	Additional Paid in Capital	Retained Earnings	Total
Balance as of January 1, 2017	$99	$(120)	$70	$384,241	$194,246	$578,536
Net loss	—	—	—	—	(84,679)	(84,679)
Repurchase and cancellation of preferred stock	—	—	—	(114)	—	(114)
Tender offer-redemption of preferred stock	3	—	(11)	(23,045)	(2,146)	(25,199)
Share based compensation	—	—	—	120	—	120
Preferred share dividends declared	—	—	—	—	(12,316)	(12,316)
Balance as of December 31, 2017	$102	$(120)	$59	$361,202	$95,105	$456,348
Net income	—	—	—	—	27,684	27,684
Issuance of common stock	1	—	—	3,296	—	3,297
Repurchase of common stock	—	(617)	—	—	—	(617)
Repurchase and cancellation of preferred stock	—	—	(4)	(9,484)	—	(9,488)
Share based compensation	—	—	—	120	—	120
Preferred share dividends declared	—	—	—	—	(11,510)	(11,510)
Balance at December 31, 2018	$103	$(737)	$55	$355,134	$111,279	$465,834
Net income	—	—	—	—	16,038	16,038
Issuance of common stock	4	—	—	6,596	—	6,600
Repurchase and cancellation of common stock	(2)	—	—	(4,151)	—	(4,153)
Cancellation of common treasury stock	(1)	737	—	(736)	—	—
Share based compensation	—	—	—	120	—	120
Mezzanine equity measurement	—	—	—	—	(199)	(199)
Preferred share dividends declared	—	—	—	—	(11,498)	(11,498)
Balance at December 31, 2019	$104	$—	$55	$356,963	$115,620	$472,742

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(In thousands of U.S. Dollars)

	December 31,
	2017	2018	2019
Cash Flows from Operating Activities:
Net (loss)/income	(84,679)	27,684	16,038
Adjustments to reconcile (net loss)/income to net cash provided by operating activities:
Depreciation	51,424	48,067	50,310
Loss on sale of assets	120	—	—
Impairment loss	91,293	—	—
Gain on debt extinguishment	(8,189)	—	—
Other non cash items	373	—	279
Amortization and write-off of deferred finance charges	2,457	1,794	1,845
Unrealized (gain)/loss on derivatives	(146)	60	121
Unrealized foreign exchange (gain)/loss	(244)	119	(10)
Share based compensation	120	120	120
Change in:
Accounts receivable	(2,373)	(534)	(4,217)
Due from Manager	25	(23)	41
Inventories	947	88	(5,540)
Accrued revenue	(1,765)	1,771	476
Prepaid expenses and other current assets	293	(1,097)	(1,448)
Due to Manager	—	23	(14)
Trade accounts payable	(486)	2,630	5,045
Accrued liabilities	(569)	2,625	(2,892)
Other liabilities	—	—	104
Unearned revenue	1,500	2,122	(1,974)
Net Cash Provided by Operating Activities	50,101	85,449	58,284
Cash Flows from Investing Activities:
Vessel advances	(59,943)	(45,932)	(39,240)
Proceeds from sale of assets	20,510	—	—
Increase in bank time deposits	(37,635)	(60,795)	(84,969)
Maturity of bank time deposits	37,478	43,057	87,424
Net Cash Used in Investing Activities	(39,590)	(63,670)	(36,785)
Cash Flows from Financing Activities:
Proceeds from long-term debt	115,260	187,513	177,575
Principal payments of long-term debt	(122,805)	(179,725)	(151,335)
Dividends paid	(12,316)	(11,387)	(11,495)
Payment of deferred financing costs	(1,868)	(1,873)	(2,052)
Payment of common stock offering expenses	(18)	(3)	—
Repurchase of common stock	—	(617)	(4,153)
Repurchase of preferred stock	(114)	(9,488)	—
Tender offer-redemption of preferred stock	(24,890)	—	—
Payment of tender offer expenses	(309)	—	—
Net Cash (Used in)/Provided by Financing Activities	(47,060)	(15,580)	8,540
Net (decrease)/increase in cash, cash equivalents and restricted cash	(36,549)	6,199	30,039
Effect of exchange rate changes on cash, cash equivalents and restricted cash	244	(119)	10
Cash, cash equivalents and restricted cash at beginning of year	92,815	56,510	62,590
Cash, cash equivalents and restricted cash at end of year	56,510	62,590	92,639
Supplemental cash flow information:
Cash paid for interest (excluding capitalized interest):	22,682	23,849	29,348

Non Cash Investing and Financing Activities:
Unpaid financing fees	85	540	440
Part payment of vessel advances through issuance of common stock and preferred stock	—	20,175	6,600
Unpaid dividend on preferred stock	—	123	128
Unpaid capital expenditure	210	1,028	5,611
Reconciliation of Cash, Cash Equivalents and Restricted Cash:
Cash and cash equivalents	46,199	51,879	78,938
Restricted cash – Current assets	1,660	310	—
Restricted cash – Non current assets	8,651	10,401	13,701
Cash, cash equivalents and restricted cash shown in the statement of cash flows	56,510	62,590	92,639

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information

Safe Bulkers, Inc., (“Safe Bulkers”) was formed on December 11, 2007, under the laws of the Republic of the Marshall Islands. Safe Bulkers’ common stock trades on the New York Stock Exchange (“NYSE”) under the symbol “SB.”

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

As of December 31, 2019, Safe Bulkers held 48 wholly-owned companies (which are referred to herein as “Subsidiaries”) which together owned and operated a fleet of 41 drybulk vessels and were scheduled to acquire one additional newbuild vessel (the “Newbuild”).

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

Subsidiary	Vessel Name	Type	Built
Maxeikosiepta Shipping Corporation (“Maxeikosiepta”)(1)	Paraskevi	Panamax	January 2003
Marindou Shipping Corporation (“Marindou”)(1)	Maria	Panamax	April 2003
Maxeikosiexi Shipping Corporation (“Maxeikosiexi”)(1)	Koulitsa	Panamax	April 2003
Avstes Shipping Corporation (“Avstes”)(1)	Vassos	Panamax	February 2004
Kerasies Shipping Corporation (“Kerasies”)(1)	Katerina	Panamax	May 2004
Marathassa Shipping Corporation (“Marathassa”)(1)	Maritsa	Panamax	January 2005
Maxeikositessera Shipping Corporation (“Maxeikositessera”)(2)	Efrossini	Panamax	February 2012
Glovertwo Shipping Corporation (“Glovertwo”)(2)	Zoe	Panamax	July 2013
Shikokutessera Shipping Inc. (“Shikokutessera”)(2)	Kypros Land	Panamax	January 2014
Shikokupente Shipping Inc. (“Shikokupente”)(2)	Kypros Sea	Panamax	March 2014
Gloverfour Shipping Corporation (“Gloverfour”)(2)	Kypros Bravery	Panamax	January 2015
Shikokuokto Shipping Corporation. (“Shikokuokto”)(2)	Kypros Sky	Panamax	March 2015

Subsidiary	Vessel Name	Type	Built
Gloverfive Shipping Corporation (“Gloverfive”)(2)	Kypros Loyalty	Panamax	June 2015
Gloversix Shipping Corporation (“Gloversix”)(2)	Kypros Spirit	Panamax	July 2016
Pemer Shipping Ltd. (“Pemer”)(1)	Pedhoulas Merchant	Kamsarmax	March 2006
Petra Shipping Ltd. (“Petra”)(1)	Pedhoulas Trader	Kamsarmax	May 2006
Pelea Shipping Ltd. (“Pelea”)(1)	Pedhoulas Leader	Kamsarmax	March 2007
Vassone Shipping Corporation (“Vassone”)(2)	Pedhoulas Commander	Kamsarmax	May 2008
Maxeikosi Shipping Corporation (“Maxeikosi”)(1)	Pedhoulas Builder	Kamsarmax	May 2012
Maxeikositria Shipping Corporation (“Maxeikositria”)(1)	Pedhoulas Fighter	Kamsarmax	August 2012
Maxeikosiena Shipping Corporation (“Maxeikosiena”)(1)	Pedhoulas Farmer	Kamsarmax	September 2012
Youngone Shipping Corporation (“Youngone”)(2)	Pedhoulas Cherry	Kamsarmax	July 2015
Youngtwo Shipping Corporation (“Youngtwo”)(2)	Pedhoulas Rose	Kamsarmax	January 2017
Pinewood Shipping Corporation (“Pinewood”)(2)(3)	Pedhoulas Cedrus	Kamsarmax	June 2018
Marinouki Shipping Corporation (“Marinouki”)(1)	Marina	Post-Panamax	January 2006
Soffive Shipping Corporation (“Soffive”)(1)	Sophia	Post-Panamax	June 2007
Vasstwo Shipping Corporation (“Vasstwo”)(1)	Xenia	Post-Panamax	August 2006
Eniaprohi Shipping Corporation (“Eniaprohi”)(1)	Eleni	Post-Panamax	November 2008
Eniadefhi Shipping Corporation (“Eniadefhi”)(1)	Martine	Post-Panamax	February 2009
Maxdodeka Shipping Corporation (“Maxdodeka”)(1)	Andreas K	Post-Panamax	September 2009
Pentakomo Shipping Corporation (“Pentakomo”)(2)	Agios Spyridonas	Post-Panamax	January 2010
Maxdekatria Shipping Corporation (“Maxdekatria”)(1)	Panayiota K	Post-Panamax	April 2010
Maxdeka Shipping Corporation (“Maxdeka”)(2)	Venus Heritage	Post-Panamax	December 2010
Shikoku Friendship Shipping Company (“Shikoku”)(2)	Venus History	Post-Panamax	September 2011
Maxenteka Shipping Corporation (“Maxenteka”)(2)	Venus Horizon	Post-Panamax	February 2012
Shikokuepta Shipping Inc. (“Shikokuepta”)(2)	Troodos Sun	Post-Panamax	January 2016
Shikokuexi Shipping Inc. (“Shikokuexi”)(2)	Troodos Air	Post-Panamax	March 2016
Maxpente Shipping Corporation (“Maxpente”)(1)	Kanaris	Capesize	March 2010
Eptaprohi Shipping Corporation (“Eptaprohi”)(1)	Pelopidas	Capesize	November 2011
Maxtessera Shipping Corporation (“Maxtessera”)(2)	Lake Despina	Capesize	January 2014
Shikokuennia Shipping Corporation (“Shikokuennia”)(2)	Mount Troodos	Capesize	November 2009
Monagrouli Shipping Corporation (“Monagrouli”)(2)(5)	TBN - S 1772	Post-Panamax	April 2020
Gloverthree Shipping Corporation (“Gloverthree”)(2)	—	—	—
Staloudi Shipping Corporation (“Staloudi”)(1)	—	—	—
Gloverseven Shipping Corporation (“Gloverseven”)(2)	—	—	—
Kyotofriendo One Shipping Inc. (“Kyotofriendo One”)(2)(4)	—	—	—
Kyotofriendo Two Shipping Inc. (“Kyotofriendo Two”)(2)(3)	—	—	—
Maxeikosipente Shipping Corporation (“Maxeikosipente”)(1)	—	—	—

(1)	Incorporated under the laws of the Republic of Liberia.

(2)	Incorporated under the laws of the Republic of the Marshall Islands.

(3)
On July 29, 2016, the Shipsales Contract relating to Hull No. 1552, initially contracted by Kyotofriendo Two, was novated to Pinewood. Under an agreement with an unaffiliated third party, upon delivery of the vessel, named Pedhoulas Cedrus, to Pinewood in June 2018, 100 shares of Series A Preferred Stock of Pinewood were issued to the unaffiliated third party for proceeds in the equivalent of $16,875 at the time of issuance, which were used to finance part of the cost of such vessel. Such shares have preference over shares of common stock of Pinewood with respect to distributions by, and liquidation of, Pinewood. Furthermore, under this agreement, Pinewood agreed to (i) pay its own expenses out of its own funds, (ii) keep its assets and funds separate from the assets and funds of the Company, (iii) refrain from holding its assets and/or creditworthiness as being available to satisfy any of the obligations of the Company and (iv) take, or refrain from taking, certain other actions designed to ensure that the assets of Pinewood are not available to creditors of Safe Bulkers or its other subsidiaries.

(4)	Kyotofriendo One had contracted to acquire the Kamsarmax class newbuild vessel with Hull No. 1551, which upon her delivery from the shipyard in January 2017 was sold. Refer to Notes 3 and 17.

(5)	Estimated completion date for newbuild vessel as of December 31, 2019.

For the years ended December 31, 2017, 2018 and 2019, the following charterers individually accounted for more than 10% of the Company’s time charter, voyage charter and ballast bonus revenues as follows:

	December 31,
	2017	2018	2019
Glencore Agriculture B.V	—%	14.73%	21.03%
Bunge S.A.	12.72%	13.76%	10.37%

2.	Significant Accounting Policies

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

Foreign Currency Translation: The reporting and functional currency of the Company is the U.S. dollar (“USD”). Transactions incurred in other currencies are translated into USD using the exchange rates in effect at the time of the transaction. On the balance sheet date, monetary assets and liabilities that are denominated in other currencies are translated into USD to reflect the end-of-period exchange rates. Resulting gains or losses from foreign currency transactions are recorded within Foreign currency gain/(loss) in the accompanying consolidated statements of operations in the period in which they arise.

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

Inventories: Inventories consist of bunkers and lubricants owned by the Company remaining on board the vessels at the end of each reporting period, which are stated at the lower of cost and net realizable value. Cost is determined using the first–in, first-out method. Inventories consist of $0 and $5,422 of bunkers and of $4,139 and $3,843 of lubricants as of December 31, 2018 and 2019, respectively.

Vessels, Net: Vessels are stated at their cost, which consists of the contracted purchase price and any direct material expenses incurred upon acquisition (including improvements, on-site supervision expenses and financing costs incurred during the construction period for vessels under construction, commissions paid, delivery expenses and other expenditures to prepare the vessel for her initial voyage), less accumulated depreciation and impairment, if any. Certain subsequent expenditures for conversions, major improvements and regulatory requirements are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

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

Impairment of Long-lived Assets: The Company follows the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. Various factors including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated voyage and vessel operating costs are included in this analysis. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its estimated fair value and the difference is recorded as an impairment loss in the consolidated statements of operations.

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

Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less the cost to sell the asset. These assets are no longer depreciated once they meet the criteria of being held for sale. There were no assets held for sale as of December 31, 2018 and 2019.

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

Derivative Instruments: The Company may enter into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to the acquisition of vessels and on certain loan obligations. The Company may also enter into interest rate derivatives to create economic hedges for its exposure to interest rate risk of its loan obligations as well as derivatives relating to the fluctuation of the price of bunker fuel consumed by its vessels. When such derivatives do not qualify for hedge accounting the Company records these financial instruments in the consolidated balance sheet at their fair value as either a derivative asset or a liability, and recognizes the fair value changes thereto in the consolidated statements of operations. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) until the hedged item is recognized in the consolidated statements of operations. For the years ended December 31, 2017, 2018 and 2019, no derivatives were accounted for as accounting hedges.

Financial Instruments: Over-the-counter foreign exchange forward contracts, interest rate derivatives, bunker fuel price derivatives and cash equivalents are recorded at fair value. Other financial instruments, including debt are recorded at amortized cost.
(a) Interest rate risk: The Company’s interest rates and long-term loan repayment terms are described in Note 6. The Company may manage its interest rate risk by entering into interest rate derivative instruments. As of December 31, 2019 the Company did not have any interest rate swap agreements in place.

(b) Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of trade accounts receivable, cash and cash equivalents, time deposits and interest rate and bunker fuel price derivative instruments. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, time deposits and other investments with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company may be exposed to credit risk in the event of non-performance by its counterparties to derivative instruments; however, the Company may limit its exposure by transacting with counterparties with high credit ratings.

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

Accounting for Revenues and Related Expenses: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered under time charter. A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. The Company’s time charter agreements are classified as operating leases pursuant to Accounting Standards Codification (“ASC”) 842 - Leases, because (i) the vessel is an identifiable asset, (ii) the Company does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel, during the term of the contract, and derives the economic benefits from such use. Time charter revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Time charter revenues are recognized as earned on a straight-line basis over the term of the charter as service is provided. Revenues from time charter may also include ballast bonus, which is an amount paid by the charterer for repositioning the vessel at the charterer’s disposal (delivery point), which is recognized as revenue over the term of the charter, and other miscellaneous revenues from vessel operations. Time charter hire is typically payable 15 or 30 days in advance as determined in the charter party agreement.
Expenses relating to the Company’s time charters are vessel operating expenses and certain voyage expenses, which are paid by the Company and recognized as incurred. Vessel operating expenses that are paid by the Company include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other minor miscellaneous expenses. Voyage expenses which are also recognized as incurred by the Company include costs for draft surveys, hold cleaning, postage, extra war risk insurance and other minor miscellaneous expenses related to the voyage. Voyage expenses relating to bunkers consumption during the ballast period are considered contract fulfilment costs and are capitalized and amortized over the term of the charter when they meet the following criteria according to ASC 340-40-25-5: (i) the costs relate directly to a contract or to an anticipated contract that the entity can specifically identify, (ii) the costs generate or enhance resources of the entity that will be used in satisfying, or in continuing to satisfy, performance obligations in the future and (iii) the costs are expected to be recovered. The charterer is responsible for paying the cost of bunkers and other voyage expenses (e.g., port expenses, agents’ fees, canal dues, extra war risks insurance and any other expenses related to the cargo). Certain voyage expenses paid by the Company such as extra war risk insurance may be recovered from the charterer; such amounts recovered are recorded as Other Income within Revenues.
The Company has identified that time charter contracts contain a lease in accordance with ASC 842, and are classified as operating leases. On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) No. 2016-02, Leases (codified as ASC 842), as amended from time to time, using the modified retrospective transition method. The Company elected to apply the additional and optional transition method to existing leases at the beginning of the period of adoption through a cumulative effect adjustment to the opening retained earnings as of January 1, 2019. Also, the Company elected to apply a package of practical expedients under ASC 842, which allowed the Company, not to reassess (i) whether any existing contracts, on the date of adoption, contained a lease, (ii) lease classification of existing leases classified as operating leases in accordance with ASC 840 and (iii) initial direct costs for any existing leases. ASC 842 also provides a practical expedient to lessors by class of underlying asset, to not separate non lease components from the associated lease component when the following criteria are met (i) the timing and pattern of transfer for the lease component is the same as those for the non-lease component associated with that lease component and (ii) the lease component, if accounted for separately, would be classified as an operating lease. The Company, making use of this practical expedient for lessors, has elected not to separate the lease and non-lease components included in the time charter revenue but rather to recognize operating lease revenue as a combined single lease component for all time charter contracts as the related lease component, the hire of a vessel, and non-lease component, the fees for operating and maintaining the vessel, have the same timing and pattern of transfer (both the lease and non-lease components are earned by passage of time) and the predominant component is the lease. Upon adoption of ASC 842, the timing and recognition of earnings from time charter contracts to which the Company acts as lessor did not change from previous practice and thus the adoption of this standard did not have an effect on the Company’s consolidated opening retained earnings, balance sheets and consolidated statements of operations.

Vessels are also chartered under voyage charters, where a contract is made for the use of a vessel under which the Company is paid freight on the basis of moving cargo from a loading port to a discharge port. The Company accounts for a voyage charter when all the following criteria are met: (i) the parties to the contract have approved the contract in the form of a written charter agreement or fixture recap and are committed to perform their respective obligations, (ii) the Company can identify each party’s rights regarding the services to be transferred, (iii) the Company can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of the future cash flows is expected to change as a result of the contract) and (v) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The Company determined that its voyage charters consist of a single performance obligation which is met evenly as the voyage progresses and hence, the voyage revenues are recognized on a pro rata basis over the duration of the voyage from load port to discharge port, in accordance with ASC 606 - Revenue from Contracts with Customers (“ASC 606”). Probable losses on voyages are provided for in full at the time such losses can be estimated. Related expenses are operating expenses, bunkers and voyage expenses and are all paid for by the Company. Costs incurred prior to loading which are directly related to the voyage may be deferred if they meet certain conditions, and are amortized over the duration of the voyage from load port to discharge port. Costs incurred during the voyage are expensed as incurred.

Voyage hire is typically paid upon completion of the performance obligation. During the years ended December 31, 2017, 2018 and 2019, there has only been one instance in each of 2017 and 2018 where a vessel was employed under a voyage charter and in both cases the voyage had begun and ended in the same period.

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

Taxes: Entities within the group that are incorporated under the laws of either the Republic of Liberia or the Republic of the Marshall Islands are not subject to Liberian or Marshall Islands income taxes. However, each vessel-owning Subsidiary is subject to registration and tonnage taxes under the laws of the Republic of Cyprus or the Republic of the Marshall Islands depending on where each Company’s vessel is registered. As of January 1, 2013, each vessel managed in Greece is subject to tonnage tax, under the laws of the Republic of Greece. In addition, under the laws of the Republic of Greece, until the year ended December 31, 2018, each vessel managed in Greece was subject to an annual shipping community mandatory financial contribution. These registration, tonnage taxes and financial contributions are recorded within Vessel operating expenses in the accompanying consolidated statements of operations and none are considered income taxes.
Furthermore, until the year ended December 31, 2018 each Subsidiary was subject to a 4.00% U.S. federal tax in respect of its U.S. source shipping income (imposed on gross income without the allowance for any deductions), unless we qualify for exemption from tax under certain tax rules. For our 2019 taxable year, we were exempt from U.S federal tax on our U.S. source gross shipping income. There can be no assurance that we or any of our subsidiaries will qualify for tax exemption for our subsequent taxable years.

Such taxes have been recorded within Voyage expenses. If such taxes were recovered from the charterers such amounts recovered were recorded within Revenues in the accompanying consolidated statements of operations.

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

Recent Accounting Pronouncements:

Leases: In February 2016, the FASB issued Accounting Standard Update (“ASU”) 2016-2 (codified as ASC 842), which amends the existing accounting standard for lease accounting and adds additional disclosures about leasing arrangements. ASC 842 requires lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by most leases, while lessor accounting remains largely unchanged. ASC 842, as amended, subject to certain transition relief options, requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, or allows entities to elect not to recast the comparative periods presented when transitioning to ASC 842 and to recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.  ASC 842 also provides a practical expedient to lessors by class of underlying asset, to not separate non lease components from the associated lease component, similar to the expedient provided for lessees, when the following criteria are met i) the timing and pattern of transfer for the lease component is the same as those for the non-lease component associated with that lease component and (ii) the lease component, if accounted for separately, would be classified as an operating lease. ASC 842 is effective for public entities with reporting periods beginning after December 15, 2018, including interim periods within those fiscal periods. Early adoption is permitted for all entities. The Company adopted ASC 842 for its reporting period commencing January 1, 2019. Refer to Note 2.

3.	Transactions with Related Parties

A. The Managers

The Company enters from time to time into management agreements with the Managers for the provision of executive officers and management services to vessel-owning Subsidiaries. Pursuant to the management agreements, the vessel-owning Subsidiaries enter into separate ship management agreements with either one of the Managers under which chartering, operations, technical and accounting services are provided to the vessels. Pursuant to the management agreements, the Subsidiaries that have entered into agreements to acquire newbuild vessels are required to enter into supervision agreements with either one of the Managers. The Managers under these agreements receive fees, (the “Fees”), comprised of ship management fees, (the “Ship Management Fees”), supervision fees, (the “Supervision Fees”) and sale and purchase commissions, (the “Commissions”). The Managers are both related parties that are controlled by Polys Hajioannou.

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

In accordance with the Management Agreements, the Managers receive:

•Ship Management Fees comprised of a daily ship management fee of €875 per vessel, payable monthly in arrears to the respective Manager and an annual ship management fee of €3,000,000 payable quarterly in arrears to only one of the Managers;
•Supervision Fees of $550 with respect to each newbuild for the services rendered by one of the Managers under the supervision agreement of which 50% is payable upon the signing of the relevant supervision agreement, and 50% is payable upon successful completion of the sea trials of each newbuild; and
•Commissions equal to 1.00% calculated on the price set forth in the memorandum of agreement or other sale and purchase newbuild contract, or any other vessel bought or sold by the Company, payable upon final delivery of such vessel to the relevant purchaser. No commissions are charged on sale and lease back transactions.

For the period starting January 1, 2017 to May 28, 2018 the old management agreements provided for Ship Management Fees of $0.975 per day per vessel. Both old and new management agreements provided for the same Supervision Fees and Commissions.

The Ship Management Fees are recorded in General and Administrative Expenses (refer to Note 15). The Commissions on purchase of newbuilds or second-hand vessels and the Supervision Fees are recorded in Advances for vessels (refer to Note 5). The Commissions on sale are recorded in Gain or Loss on sale of assets as the case may be.

Amounts due from Manager under the management agreements were $599 and $558 as of December 31, 2018 and 2019, respectively. Amounts due to Manager under the management agreements were $23 and $9 as of December 31, 2018 and 2019, respectively.

The Fees charged by our Managers comprised the following:

	Year Ended December 31,
	2017	2018	2019
Ship Management Fees	$13,511	$16,536	$18,050
Supervision Fees	550	275	275
Commissions	700	586	—

B. Sale of Vessel

In August 2016, following the Company’s decision to reduce its capital commitments and improve its liquidity, Polys Hajioannou submitted a proposal to the Company’s board of directors, pursuant to which companies controlled by Polys Hajioannou would inter alia purchase Hull No. 1551 upon delivery from the shipyard. Upon receipt of this proposal, the Company’s board of directors formed a special committee consisting of the Company’s three independent directors in order to evaluate the proposal. The special committee was advised by an independent counsel, obtained two appraisals from independent third party brokers for the newbuild vessel and negotiated the terms of the transaction. The fair value of the vessel was based on the Company’s best estimate of the fair value on a charter free basis which was supported by vessel valuations obtained from independent third party shipbrokers.

The remaining commitments under the newbuild contract for Hull No. 1551 were $20,510. The higher of the two appraisals obtained by the special committee from independent third party brokers was $24,500.

In September 2016, the special committee approved inter alia the sale of newbuild Hull No. 1551 upon delivery from the shipyard to a company controlled by Polys Hajioannou. The relevant sale agreement was signed in October 2016, and the sale of Hull No. 1551 was consummated in January 2017, immediately upon delivery of the newbuild vessel from the shipyard. The Commission due to the Managers pursuant to the Management Agreements arising from the transaction was waived.

No related party transactions in relation to sale of vessels occurred during 2018 and 2019.

C. Credit Facility

In December 2019, the Company entered into a credit facility with a financial institution for an amount up to $20,000. One of the independent members of the board of directors of the Company currently serves as the Chief Executive Officer of this financial institution. The transaction was evaluated and approved by the board of directors of the Company excluding that independent member of the board of directors of the Company.

D. Principal Executive Office Lease

The Company leases office space from a company controlled by Polys Hajioannou, at Apt. D11, Les Acanthes, 6, Avenue des Citronniers, MC98000 Monaco, where our principal executive office is established. The office space lease contract has a remaining duration of three years up to February 2023 with an annual lease payment in the amount of Euro 63,000 equivalent to $72 as of December 31, 2019, recorded in “General and administrative expenses” in the Consolidated Statements of Operations.

4.	Vessels, Net

Vessels, net are comprised of the following:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2018	$1,211,869	$(268,993)	$942,876
Transfer from Advances for vessels	60,482	—	60,482
Depreciation expense	—	(48,067)	(48,067)
Balance, December 31, 2018	$1,272,351	$(317,060)	$955,291
Transfer from Advances for vessels	39,725	—	39,725
Depreciation expense	—	(50,310)	(50,310)
Balance, December 31, 2019	$1,312,076	$(367,370)	$944,706

Transfer from Advances for vessels represents advances paid for vessels under construction and vessels acquisitions which were delivered to the Company, completed vessel improvements in respect of ballast water treatment systems (“BWTS”) and, sulfur oxide exhaust gas cleaning systems (“Scrubbers”), and vessel improvements in respect of the acquisition of second hand vessels.

For the periods presented, the Company accepted delivery of the following vessels:

•	During the year ended December 31, 2018: Pedhoulas Cedrus and Mount Troodos; and

•	During the year ended December 31, 2019: The amounts transferred relate to BWTS and Scrubbers retrofitting. No vessels were delivered to the Company.

Consistent with prior practices, we reviewed all our vessels for impairment and none were found to be impaired at December 31, 2018 and December 31, 2019.

As of December 31, 2019, 32 vessels owned by the Company with a carrying value of $701,780 had been provided as collateral to secure through first priority mortgages certain of the Company’s loans and credit facilities; title of ownership is held by the relevant lender for another 8 vessels with a carrying value of $214,907 to secure the relevant sale and lease back financing transactions. See further Note 6.

5.	Advances for Vessels

Advances for vessels are comprised of the following:

Balance, January 1, 2018	$3,653
Additions for advances, including capitalized expenses and interest	65,425
Transferred to vessel cost (refer to Note 4)	(60,482)
Balance, December 31, 2018	8,596
Additions for advances, including capitalized expenses and interest	50,423
Transferred to vessel cost (refer to Note 4)	(39,725)
Balance, December 31, 2019	$19,294

Advances paid for vessels represent advances paid for vessels acquisitions, vessels under construction and vessel improvements and comprise payments of instalments that were due to the respective shipyard or third-party sellers, capitalized interest, certain capitalized expenses and expenditures for major improvements and regulatory compliance. During 2018 and 2019, such payments were made for the following vessels:

•	During the year ended December 31, 2018: acquisition of the vessels: Pedhoulas Cedrus and Mount Troodos, advances for Hull No. S 1772 and improvements to several vessels; and

•	During the year ended December 31, 2019: improvements to several vessels and advances for Hull No. S 1772.

6.	Long Term Debt

Long term debt is comprised of the following borrowings:

			December 31,
Borrower	Commencement	Maturity	2018	2019
Safe Bulkers	November 2018	October 2021	30,000	27,500
Maxdeka	August 2011	November 2019	13,635	—
Shikoku	October 2011	November 2019	18,667	—
Maxdekatria	July 2018	January 2020	11,750	10,250
Glovertwo	July 2018	November 2019	13,420	—
Shikokutessera	July 2018	November 2019	14,430	—
Gloversix - Shikokuokto	December 2018	December 2019	35,000	—
Safe Bulkers	April 2019	March 2022	—	10,000
Maxtessera	November 2018	October 2022	26,000	24,000
Shikokupente - Shikokuennia - Pemer - Petra	July 2019	January 2023	—	10,000
Shikokupente	August 2018	August 2023	14,930	13,455
Shikokuennia	October 2018	October 2023	17,730	15,267
Petra	November 2018	November 2023	9,075	7,343
Pemer	November 2018	November 2023	9,075	7,343
Maxeikosiepta	December 2018	December 2023	5,000	4,500
Shikokuepta	February 2016	February 2024	20,417	18,783
Pentakomo	July 2018	January 2020	11,750	10,250
Avstes	June 2019	May 2024	—	6,190
Maxeikositria	September 2017	August 2024	11,930	11,239
Maxeikosi	September 2017	August 2024	11,930	11,239
Maxpente	September 2017	August 2024	17,400	16,750
Maxeikositessera	September 2017	August 2024	12,090	11,700
Maxenteka	September 2017	August 2024	14,332	13,934
Maxeikosiexi	September 2015	September 2024	5,248	5,186
Marathassa	September 2015	September 2024	5,690	5,622
Marinouki	September 2015	September 2024	8,590	8,487
Kerasies	September 2015	September 2024	6,014	5,942
Soffive	September 2015	September 2024	9,305	9,193
Eptaprohi	September 2015	September 2024	43,818	43,294
Safe Bulkers	November 2014	September 2024	118,925	86,504
Pelea - Vasstwo - Eniaprohi - Vassone	December 2018	December 2024	20,075	44,750
Maxdeka	November 2019	August 2025	—	21,020
Shikoku Friendship	November 2019	August 2025	—	22,111
Shikokutessera	November 2019	August 2025	—	21,459
Glovertwo	November 2019	August 2025	—	20,209
Maxeikosiena	September 2015	September 2025	20,314	19,292
Youngtwo	January 2017	January 2027	23,039	22,207
Shikokuokto	December 2019	December 2027	—	20,000
Gloversix	December 2019	December 2027	—	20,800
Total			579,579	605,819
Current portion of Long-term debt			37,431	65,473

Long-term debt	542,148	540,346
Total debt	579,579	605,819
Current portion of deferred financing costs	1,246	1,419
Deferred financing costs non-current	3,640	3,351
Total deferred financing costs	4,886	4,770
Total debt	579,579	605,819
Less: Total deferred financing costs	4,886	4,770
Total debt, net of deferred financing costs	574,693	601,049
Less: Current portion of long-term debt, net of current portion of deferred financing costs	36,185	64,054
Long-term debt, net of deferred financing costs, non-current	538,508	536,995

In addition to the above facilities, in December 2019, we entered into a revolving credit facility for an amount of up to $20,000 maturing in December 2022. No amount was outstanding under this facility as of December 31, 2019.

The above table includes eight facilities whereby the relevant vessels were formerly owned by our respective subsidiaries and have been sold to third parties and taken back by us on a bareboat charter basis with either an obligation to purchase them or a purchase option at the end of the respective charter period or an option to buy them during the respective charter period at predermined purchase prices. Ownership will revert back to the Company on settlement of the outstanding amounts. Details of these facilities are as follows;

Each of Maxeikosiena, Youngone and Youngtwo entered into a sale and leaseback agreement in 2015, 2015 and 2017, respectively, with third party companies, subsidiaries of a financial institution, regarding the respective vessel owned by the relevant subsidiary. Under these agreements, each vessel was sold and leased back on a bareboat charter basis for a period of 10 years, with a purchase obligation at the end of the 10th year. Furthermore, each subsidiary holds an option to purchase back the respective vessel after the second year of the bareboat charter, at annual intervals and predetermined purchase prices. In view of the obligation of the subsidiaries to purchase the respective vessels at the end of the bareboat charter, the Company has assessed that these transactions be recorded as financing transactions. During the year ended December 31, 2018, the Company exercised the option to purchase back the vessel owned by Youngone.

Each of Shikokutessera, Maxdeka, Shikoku and Glovertwo entered into a sale and leaseback agreement in November 2019, with third party companies, subsidiaries of a financial institution, regarding the respective vessel owned by the relevant subsidiary. The proceeds from each of these agreements were used to fully prepay the outstandings under credit facilities secured by the respective vessels and for general corporate purposes. Under these agreements, the respective vessel was sold and leased back on a bareboat charter basis, in the case of the vessel owned by Shikokutessera for a period of 8 years, and in the case of the other three vessels for seven and a half years . Each respective subsidiary holds an option to purchase back its respective vessel five years and nine months after the commencement of the respective bareboat charter. The sale and leaseback agreements include onerous provisions for the relevant subsidiaries in the event that such options are not exercised. The Company has verbally committed to exercise this purchase option for all four vessels. In view of this commitment and the onerous provisions if the options are not exercised, the Company has assessed that these transactions be recorded as financing transactions.

Each of Shikokuokto and Gloversix entered into a sale and leaseback agreement in December 2019, with third party companies, subsidiaries of a financial institution, regarding the respective vessel owned by the relevant subsidiary. The proceeds from each of these agreements were used to fully prepay the outstandings under credit facilities secured by the respective vessels and for general corporate purposes. Under these agreements, each vessel was sold and leased back on a bareboat charter basis for a period of 8 years, with a purchase obligation at the end of the 8th year. Furthermore, each respective subsidiary holds an option to purchase back its respective vessel after the third year of the bareboat charter, at predetermined purchase prices. In view of the obligation of the subsidiaries to purchase the respective vessels at the end of the bareboat charter, the Company has assessed that these transactions be recorded as financing transactions.

In addition to the above described facilities, in January 2020, each of Pentakomo and Maxdekatria entered into a sale and leaseback agreement, with third party companies, subsidiaries of a financial institution, regarding the respective vessel owned by the relevant subsidiary. The proceeds from each of these agreements were used to fully prepay the outstandings under credit facilities secured by the respective vessels and for general corporate purposes. Under these agreements, each vessel was sold and leased back on a bareboat charter basis for a period of 6 years, with a purchase obligation at the end of the 6th year. Furthermore, each respective subsidiary holds an option to purchase back its respective vessel after the third year of the bareboat charter, at predetermined purchase prices. This transaction was consummated in January 2020. In view of the obligation of the subsidiaries to purchase the respective vessels at the end of the bareboat charter, the Company has assessed that these transactions be recorded as financing transactions.

Our credit and loan facilities bear interest at LIBOR plus a margin, except for each of Maxeikosiena and Youngtwo loan facilities and for a portion of each of Shikokutessera, Maxdeka, Shikoku and Glovertwo loan facilities. Each of the Maxeikosiena and Youngtwo loan facilities are deemed to incur interest at a fixed rate calculated so that the initial facility amount be amortized to maturity down to the purchase obligation price of each vessel. A portion of each of the Shikokutessera, Maxdeka, Shikoku and Glovertwo loan facilities are deemed to incur interest at a fixed rate calculated so that the initial facility amount be amortized to maturity down to the purchase option price of each vessel.

Our loans and credit facilities are generally repayable by either quarterly or semi-annual principal instalments and a balloon payment due on maturity, with the exception of the Maxeikosiena and Youngtwo loan facilities, that are repayable by principal instalments every 45 days out of a portion of the bareboat hire payment and a balloon payment due on maturity equal to the purchase obligation. The fair value of debt outstanding on December 31, 2019 amounted to $605,949 when valuing the Maxeikosiena, Youngtwo, Shikokutessera, Maxdeka, Shikoku and Glovertwo loan facilities on the basis of the deemed equivalent fixed rate, as applicable on December 31, 2019, which is considered to be Level 2 items in accordance with the fair value hierarchy.

As of December 31, 2019, an amount of $20,000 was available for drawdown under the above loans and credit facilities. The estimated minimum annual principal payments required to be made after December 31, 2019, based on the loan and credit facility agreements as amended, are as follows:

To December 31,
2020	$65,473
2021	90,681
2022	89,123
2023	77,538
2024	189,896
2025 and thereafter	93,108
Total	$605,819

Total interest incurred on long-term debt for the years ended December 31, 2017, 2018 and 2019 amounted to $23,266, $25,713 and $26,815, respectively, which includes interest capitalized of $42, $0 and $114 for the years ended December 31, 2017, 2018 and 2019, respectively. The average interest rate (including the margin) for all bank loan and credit facilities during the years 2017, 2018 and 2019 was 3.838% p.a., 4.428% p.a. and 4.624% p.a., respectively.

As of December 31, 2019, the foregoing loan and credit facilities were secured as follows:

•	First priority mortgages over the vessels owned by the Company or title of ownership for the vessels under sale and lease back finance arrangements;

•	For one of the Safe Bulkers credit facilities, second priority mortgages over the vessels Kanaris, Efrossini, Venus Horizon, Pedhoulas Builder and Pedhoulas Fighter;

•	First priority assignment of all insurances and earnings of the relevant vessels; and

•	Corporate guarantee from Safe Bulkers in respect of facilities entered into by the Subsidiaries.
The Safe Bulkers revolving credit facility is not secured by any security.
The loan and credit facility agreements contain debt covenants including restrictions as to changes in management and ownership of the vessels, entering into certain long-term charters, additional indebtedness and mortgaging of vessels without the respective lender’s prior consent, minimum vessel insurance cover ratio requirements, as well as minimum fair vessel value ratio to outstanding loan principal requirements (the “Minimum Value Covenant”). The Minimum Value Covenant must not fall below 115% or 120% as the case may be. The borrowers are permitted to pay dividends to their owners as long as no event of default under the respective loan has occurred or has not been remedied or would occur as a result of the payment of such dividends.
Certain of the loan and credit facility agreements require the respective borrowers to maintain at all times a minimum balance in each vessel operating account, from $150 to $1,000.
The Safe Bulkers facilities and the corporate guarantees of the Company include the following financial covenants:

•
its total consolidated liabilities divided by its total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment, and the book value of all other assets), must not exceed 85% (the “Consolidated Leverage Covenant”);

•
its total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment, and the book value of all other assets) less its total consolidated liabilities must not be less than $150,000 (the “Net Worth Covenant”);

•	the ratio of its EBITDA over consolidated interest expense must not be less than 2.0:1, on a trailing 12 months’ basis (the “EBITDA Covenant”);

•	its consolidated debt in relation to the 41 vessels currently owned by the respective Subsidiaries must not exceed $630,000 (the “Maximum Debt Covenant”);

•
a minimum of 30% or 35%, as per the relevant agreement, of its voting and ownership rights shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities and in the case of one facility Polys Hajioannou beneficially holds a minimum of 20% of the voting and ownership rights (the “Control Covenant”): and

•	payment of dividends is subject to no event of default having occurred and be continuing or would occur as a result of the payment of such dividends.
The Minimum Value Covenant, Consolidated Leverage Covenant, EBITDA Covenant, Net Worth Covenant and Control Covenant do not apply to the Shikokuepta loan facility. The Minimum Value Covenant and EBITDA Covenant do not apply to the Maxeikosiena and Youngtwo financing agreements. The EBITDA Covenant does not apply to the Shikokuokto, Gloversix, Pentakomo and Maxdekatria financing agreements. The Maximum Debt Covenant only applies to the Safe Bulkers revolving credit facility.
As of December 31, 2019, the Company was in compliance with all debt covenants in effect, with respect to its loans and credit facilities.

7.	Share Capital
As of December 31, 2018 and 2019, the Company had 200,000,000 shares of authorized common stock of $0.001 par value, of which 103,005,748 and 104,251,019 were issued and outstanding respectively.

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

As of December 31, 2018 and 2019, the Company had 20,000,000 shares of authorized preferred stock of $0.01 par value; of which 2,300,000 and 2,300,000 Series C Cumulative Redeemable Perpetual Preferred Shares (the “Series C Preferred Shares”), respectively and 3,200,000 and 3,200,000 Series D Cumulative Redeemable Perpetual Preferred Shares (the “Series D Preferred Shares” and, together with the Series C Preferred Shares, the “Preferred Shares”), respectively, were issued and outstanding respectively. In addition, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a shareholder rights plan.

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

Common stock

In June 2016, the Company implemented a program for the repurchase of an amount of up to 2,000,000 shares of its common stock. As of December 31, 2017 and 2018, the Company had repurchased 113,076 shares of common stock under this repurchase program, which were canceled in 2019.

In November 2018 and November 2019, the Company issued to an unaffiliated third party 1,441,048 and 3,963,964 shares of common stock to pay the first and second instalment of $3,300 and $6,600, respectively, of the purchase price of Hull No. S 1772.

In December 2018, the Company implemented a new program for the repurchase of an amount of up to 3,000,000 shares of its common stock. As of December 31, 2018, the Company had repurchased 345,012 shares of common stock under the repurchase program, which were held as treasury shares. An additional 1,332,182 shares of common stock were repurchased until February 5, 2019. All 1,677,194 repurchased shares of common stock were subsequently canceled in 2019.This program was terminated in February 2019.

In June 2019, the Company implemented a new program for the repurchase of an amount of up to 5,000,000 shares of its common stock. An amount of 1,361 common shares were repurchased and canceled during 2019. This program was terminated in October 2019.

In October 2019, the Company implemented a new program for the repurchase of an amount of up to 3,000,000 shares of its common stock. An amount of 1,000,935 common shares were repurchased and canceled during 2019. This program was terminated in December 2019.

In December 2019, the Company implemented a new program for the repurchase of an amount of up to 1,500,000 shares of its common stock on the open market. As of December 31, 2019, no shares had been repurchased under this repurchase program. In March 2020, the program was terminated having subsequently repurchased and canceled an amount of 1,500,000 shares of common stock.

Pursuant to arrangements approved by the Company’s shareholders and the nominating and compensation committee, effective July 1, 2008, in respect of the audit committee chairman and effective January 1, 2010, in respect of the other independent directors of the Company, the audit committee chairman receives the equivalent of $15 every quarter, and the other independent directors each receive the equivalent of $7.50, all payable in arrears in the form of newly-issued Company common stock as part compensation for services rendered as audit committee chairman and independent directors, respectively. The number of shares to be issued is determined based on the closing price of the Company’s common stock on the last trading day prior to the end of each quarter in which services were provided and the shares are issued as soon as practicable following the end of the quarter. During the years ended December 31, 2017, 2018 and 2019, 31,286 shares, 18,996 shares and 36,937 shares, respectively, were issued to the audit committee chairman and 31,286 shares, 18,996 shares and 36,937 shares, respectively, were issued in aggregate to the two other independent directors of the Company.

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

In May 2014, the Company successfully completed a public offering, whereby 2,300,000 shares of Series C Preferred shares were issued and sold at a price of $25.00 per share. The net proceeds of the public offering and the private placement were $55,504, net of underwriting discount of $1,744 and offering expenses of $252. The Series C Preferred Shares were issued for cash and pay cumulative quarterly dividends at a rate of 8% per annum from their date of issuance, i.e. $2.00 per preferred share. The declaration of such dividend is subject to the discretion of the Company’s board of directors. At any time on or after May 31, 2019, the Series C Preferred Shares may be redeemed, at the option of the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. The Series C Preferred Shares are not convertible into common stock and are not redeemable at the option of the holder.

In June 2014, the Company successfully completed a public offering, whereby 3,200,000 shares of Series D Preferred Shares were issued and sold at a price of $25.00 per share. The net proceeds of the public offering and the private placement were $77,420 net of underwriting discount of $2,369 and offering expenses of $211. The Series D Preferred Shares were issued for cash and pay cumulative quarterly dividends at a rate of 8% per annum from their date of issuance, i.e. $2.00 per preferred share. The declaration of such dividend is subject to the discretion of the Company’s board of directors. At any time on or after June 30, 2019, the Series D Preferred Shares may be redeemed, at the option of the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. The Series D Preferred Shares are not convertible into common stock and are not redeemable at the option of the holder.

In December 2015, the Company implemented a program for the repurchase of an amount of up to $20,000 in aggregate of its Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares. Under the statement of designation of the respective series of preferred shares, any such shares repurchased by the Company were cancelled. The Company on completion of this program in December 2017, had repurchased and canceled 114,232 Series B Preferred Shares .

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

The payment due upon liquidation to holders of any series of the Company’s preferred shares is fixed at the redemption preference of $25.00 per share plus accumulated and unpaid dividends to the date of liquidation. The liquidation price of the Series C Preferred Shares and Series D Preferred Shares as of December 31, 2019 was $58,305 and $81,120, respectively.

8.	Mezzanine equity

Mezzanine equity represents the USD equivalent of 100 shares of Series A Cumulative Redeemable Perpetual Preferred Stock (the "Series A Preferred Shares") of our subsidiary Pinewood issued in June 2018 to an unaffiliated third party investor (the "Investor") in the amount of JPY1,854,900,000 plus accrued dividend. As of December 31, 2018 and 2019, the USD equivalent amounted to $16,875, and $17,072, plus accrued dividend of $123 and $128, respectively. These shares were issued as part payment of the cost of the vessel Pedhoulas Cedrus owned by Pinewood.

Such shares have preference over shares of common stock of Pinewood with respect to distributions by, and liquidation of, Pinewood. The Series A Preferred Shares do not entitle the Investor to any voting rights (other than in limited circumstances in the case of certain events of default under the terms of their issuance), and they may be redeemed at the option of Pinewood at any time or at the option of the Investor upon the third anniversary of the issuance date. Such option to redeem the Series A Preferred Shares by the Investor meets the criteria for classification as mezzanine equity. The Investor is entitled to a dividend of 2.95% p.a. from the Series A Preferred Shares. The declaration of such dividend is subject to the discretion of Pinewood's board of directors and dividends accrue and cumulate irrespective of such declaration. The Investor is entitled to nominate one director to the board of Pinewood, representing a minority of Pinewood’s board of directors.

The payment due upon liquidation to the Investor of Series A Preferred Shares is fixed at the redemption preference of JPY1,854,900,000 plus accumulated and unpaid dividends to the date of liquidation. The liquidation price of the Series A Preferred Shares as of December 31, 2019 was JPY1,868,692,325, equivalent to $17,200.

9.	Commitments and Contingencies

(a) Capital expenditure commitments relating to our vessels and vessels under construction are as follows:

Year Ended December 31,	Due to Shipyards/Sellers	Due to Manager	Other Commitments	Total
2020	$22,935	$605	$2,796	$26,336
2021	—	—	1,646	1,646
2022	—	—	616	616
2023	—	—	—	—
Total	22,935	605	5,058	28,598

Other commitments represent contracted costs related to the purchase of BWTS and Scrubbers to be installed on certain of our vessels.

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

10.	Revenues

Revenues are comprised of the following:

	Year Ended December 31
	2017	2018	2019
Time charter revenue (operating leases)	$146,533	$191,977	$202,400
Voyage charter revenue	1,095	1,113	—
Other income	6,412	8,458	4,282
Total	154,040	201,548	206,682

As of December 31, 2019, all of the Company’s vessels are employed under time charters with remaining terms ranging from less than one month to 6 months based on the minimum duration of the time charter contracts, excluding 3 vessels which are on long term time charters for periods of ten or twenty years with a remaining tenor ranging between 2 to 12 years as of December 31, 2019. All the time charters are classified as operating leases. The contract/charter party generally provides typical warranties regarding the speed and the performance of the vessel. The charter party generally has some owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws, and carry only lawful or non-hazardous cargo. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject only to the owner protective restrictions discussed above. Time charter agreements may have renewal options for one to 12 months.
One of the long term period charters entered into January 2014, also grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the time charter period, at a price of $39,000 less 1.00% commission, decreasing thereafter on a pro-rated basis by $1,500 per year until the expiration of the charter in January 2024.

11.	Vessel Operating Expenses

Vessel operating expenses are comprised of the following:

	Year Ended December 31,
	2017	2018	2019
Crew wages and related costs	$30,948	$33,340	$33,655
Insurance	3,148	3,163	3,409
Repairs, maintenance and drydocking costs	3,729	6,606	8,922
Spares, stores and provisions	9,345	13,855	14,776
Lubricants	3,220	3,901	4,565
Taxes	941	842	608
Miscellaneous	1,463	1,805	2,634
Total	$52,794	$63,512	$68,569

12.	Fair Value of Financial Instruments and Derivatives Instruments

Cash and cash equivalents and restricted cash and interest rate derivatives are recorded at fair value. The carrying values of the current financial assets and current financial liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair values of the variable interest long-term debt approximate the recorded values, due to their variable interest rates. The fair value of the fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Company believes the terms of its loans are similar to those that could be procured as of December 31, 2019. The fair value of the long-term debt is disclosed in Note 6.

Derivative instruments

The Company in December 2019, entered into a bunker fuel contract for the period January to December 2020 for 12,000 tonnes per annum or 1,000 tonnes per month to sell the spread differential between the price per ton of the 0.5% and 3.5% sulfur content fuel respectively, with the objective of reducing the risk arising from changes in the price of the bunkers its vessels consume. The Company’s bunker fuel contract does not qualify for hedge accounting. The Company determines the fair market value of the bunker fuel contracts at the end of every period and accordingly records the resulting unrealized loss/gain during the period in the consolidated statement of operations.

Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains/losses in the consolidated statements of operations are shown below:

Derivatives not designated as hedging instruments

		Asset Derivatives Fair Values		Liability Derivatives Fair Values
Type of Contract	Balance sheet location	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019
Bunker Fuel	Derivative liabilities / Current liabilities	$—	$—	$—	$121

	Total Derivatives	$—	$—	$—	$121

	Amount of Gain/(Loss) Recognized on Derivatives Year ended December 31,
	2017	2018	2019
Interest Rate Contracts	$72	$18	$—
Bunker Fuel Contracts	$—	$—	$(121)
Net Gain/(Loss) Recognized	$72	$18	$(121)

The gain or loss is recognized in the consolidated statement of operations and is presented in Other (Expense)/Income – Gain/(Loss) on derivatives.

The Company’s bunker fuel derivative instruments were receive-fixed, pay-variable swaps based on the difference in price between various categories of bunker fuels. The fair value of the bunker fuel swaps is determined using a discounted cash flow approach based on the market rate of such price difference at the time of such valuation and take into account the credit risk of the counterparty financial institutions. Differences in prices are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy. The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2018 and 2019.

	Significant Other Observable Inputs (Level 2)
	December 31,
	2018	2019
Derivative instruments – asset position	$—	$—
Derivative instruments – liability position	—	121

Asset Measured at Fair Value on a Non-Recurring Basis

The following tables summarize the valuation of assets measured at fair value on a non-recurring basis during the year ended December 31, 2017.

	Significant Other Observable Inputs (Level 2)	Loss
	December 31, 2017	December 31, 2017
M/V Panayiota K	$21,600	$29,892
M/V Efrossini	21,375	12,959
M/V Venus History	23,750	19,705
M/V Andreas K	20,450	28,737
Total	$87,175	$91,293

As a result of the impairment analysis performed for the year ended December 31, 2017, four of the Company’s vessels with a carrying amount of $178,468 were written down to their estimated fair value as of December 31, 2017, as determined by the Company based on vessel valuations for the vessels, obtained from independent third party shipbrokers, resulting in an impairment charge of $91,293. This impairment charge is presented in the accompanying consolidated statement of operations under the caption “Impairment loss” for the year ended December 31, 2017. No impairment charge was recorded for the year ended December 31, 2018 and 2019.

13.	Accrued Liabilities

Accrued liabilities are comprised of the following:

	December 31,
	2018	2019
Interest on long-term debt	$4,225	$1,588
Vessels’ operating and voyage expenses	1,808	4,223
Commissions	139	176
Interest on derivatives and other finance expenses	566	511
General and administrative expenses	145	97
Total	$6,883	$6,595

14.	Future Minimum Time Charter Revenue

The future minimum time charter revenue, net of commissions, based on vessels committed to non-cancellable time charter contracts (including fixture recaps) as of December 31, 2019, is as follows:

December 31,
2020	$40,395
2021	31,293
2022	19,405
2023	17,805
2024	9,719
Thereafter	59,798
Total	$178,415

Revenues from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance. In arriving at the minimum future charter revenues, an estimated off-hire time has been deducted, although such estimate may not be reflective of the actual off-hire in the future.

15.	General and Administrative Expenses

General and administrative expenses include management fees payable to our Managers and costs in relation to the administration of our company. General and administrative expenses for the years ended December 31, 2017, 2018 and 2019 were as follows:

	December 31,
	2017	2018	2019
Management fees – related parties	$13,511	$16,536	$18,050
Professional fees (legal and accounting)	687	833	720
Directors fess and expenses	468	477	468
Listing fees and expenses	96	115	97
Miscellaneous	1,356	1,281	1,304
Total	$16,118	$19,242	$20,639

16.	Unearned Revenue /Accrued Revenue

Unearned Revenue represents cash received in advance of it being earned, whereas Accrued Revenue represents revenue earned prior to cash being received. Revenue is recognized as earned on a straight-line basis at their average rates when charter agreements provide for varying annual charter rates over their term. Total Unearned Revenue/Accrued Revenue during the periods presented is as follows:

	December 31,
	2018	2019
Unearned Revenue
Cash received in advance of service provided – Current liability	$4,925	$1,826
Deferred revenue resulting from varying charter rates – Current liability	484	1,214
Deferred revenue resulting from varying charter rates – Non-Current liability	253	648
Total Unearned Revenue	$5,662	$3,688
Accrued Revenue
Resulting from varying charter rates – Current asset	475	158
Resulting from varying charter rates – Non-Current asset	614	455
Total Accrued Revenue	$1,089	$613

17.	Loss on Sale of Assets

During January 2017, the Company concluded the sale of the Hull No. 1551 to a company controlled by Polys Hajioannou for an aggregate gross consideration of $20,510 in cash, realizing a net loss of $120. There was no sale of assets for the periods ended December 31, 2018 and December 31, 2019.

18.	Dividends

During 2018, the Company declared and paid one quarterly consecutive dividend of $0.50 per share and one final portion dividend of $0.11667 per share of Series B Preferred Shares, totaling $234, and four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $4,600 and of Series D Preferred Shares, totaling $6,400, respectively.

During 2019, the Company declared and paid four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $4,600, and four quarterly consecutive dividends of $0.50 per share of Series D Preferred Shares, totaling $6,400.

During 2018, the Company's subsidiary Pinewood declared and paid preferred dividends totaling JPY17,090,489.00 equivalent to $153 comprising of its first dividend of JPY32,981.64 per share equivalent to $298.52 per share of Series A Preferred Shares for the period June 8, 2018 to June 30, 2018, followed by a dividend of JPY137,923.25 per share equivalent to $1,231.37 per share of Series A Preferred Shares for the quarter ended September 30, 2018. In addition during 2018, Pinewood declared a dividend of JPY137,923.25 per share equivalent to $1,226.52 per share of Series A Preferred Shares totaling JPY13,792,325.00 equivalent to $123 for the quarter ended December 31, 2018, included under the caption “Mezzanine Equity” in the consolidated balance sheets, which was paid in January 2019.

During 2019, Pinewood declared and paid preferred dividends totaling JPY54,719,550.00 equivalent to $500 comprising of a dividend of JPY134,924.92 per share equivalent to $1,217.40 per share of Series A Preferred Shares for the quarter ended March 31, 2019, followed by a dividend of JPY136,424.08 per share equivalent to$1,234.68 per share of Series A Preferred Shares for the quarter ended June 30, 2019 and followed by one dividend of JPY137,923.25 per share equivalent to$1,281.22 per share of Series A Preferred Shares for the quarter ended September 30, 2019. In addition during 2019, Pinewood declared a dividend of JPY137,923.25 per share equivalent to $1,269.45 per share of Series A Preferred Shares for the quarter ended December 31, 2019, included under the caption “Mezzanine Equity” in the consolidated balance sheets, which was paid in January 2020.

19.	(Loss)/earnings Per Share

Diluted (loss)/earnings per share is the same as basic (loss)/earnings per share. There are no other potentially dilutive shares. The computation of basic (loss)/earnings per share is presented as follows:

	December 31,
	2017	2018	2019
Net (loss)/income	$(84,679)	$27,684	$16,038
Less preferred dividend paid and accrued	12,316	11,384	11,498
Less preferred deemed dividend	2,146	—	199
Net (loss)/income available to common shareholders	(99,141)	16,300	4,341
Weighted average number of shares, basic and diluted	100,932,876	101,604,339	101,686,312
(Loss)/earnings per share in U.S. Dollars, basic and diluted	(0.98)	0.16	0.04

20.	Subsequent Events

(a) Dividend declaration: On January 9, 2020, the board of directors declared a dividend of $0.50 per share of all classes of preferred shares, totaling $2,750, payable to all shareholders of record as of January 23, 2020, which was paid on January 30, 2020.

(b) Bunker fuel derivatives: In January 2020, the Company entered into a bunker fuel contract for a period until December 2020 and for 12,000 tonnes per annum of 1,000 tonnes per month to buy the spread differential between the price per ton of the 0.5% and 3.5% sulfur content fuel respectively.

(c) Interest rate derivatives: In March 2020, the Company entered into four pay-fixed, receive-variable interest rate derivative contracts commencing March 2020 and maturing September 2024, at an average fixed rate of 0.798% and for an aggregate notional amount of $50,000.

(d) Repurchase of common shares: In March 2020, the Company adopted a new program for the repurchase of an amount of up to 2,000,000 shares of its common stock which was expanded for an additional 1,500,000 shares of its common stock. As of March 24, 2020, the Company has repurchased 1,136,254 shares of its common stock under the program.

(e) Repurchase of preferred shares: In March 2020, the Company adopted a new share repurchase program under which it may from time to time purchase up to 100,000 Series C Preferred Shares and up to 100,000 Series D Preferred Shares on the open market. As of March 24, 2020, the Company has repurchased 2,496 Series C Preferred Shares and 4,950 of Series D Preferred Shares under the program.

(f) Coronavirus Outbreak: On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (the “2019-nCoV”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where we conduct a large part of our operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have and will likely continue to cause severe trade disruptions. The extent to which 2019-nCoV will impact the Company’s results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact, among others. Accordingly, an estimate of the impact cannot be made at this time.