Form 20-F
period 2020-12-31
SAFE BULKERS, INC.
filed 2021-03-30
CIK 1434754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020
☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Commission File Number 001-34077

SAFE BULKERS, INC.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)
Safe Bulkers, Inc.
Apt. D11
Les Acanthes
6, Avenue des Citronniers
MC98000 Monaco
(Address of principal executive office)
Dr. Loukas Barmparis
President
Telephone: +30 2 111 888 400
Telephone: +357 25 887 200
Facsimile: +30 2 111 878 500
(Name, Address, Telephone Number and Facsimile Number of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value per share	SB	New York Stock Exchange
Preferred stock purchase rights	N/A	New York Stock Exchange
8.00% Series C Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share	SB.PR.C	New York Stock Exchange
8.00% Series D Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share	SB.PR.D	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2020, there were 102,174,594 shares of the registrant’s common stock, 2,297,504 shares of 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value per share, liquidation preference $25.00 per share, and 3,195,050 shares of 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value per share, liquidation preference $25.00 per share, outstanding.

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

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑ Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.
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

All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

Forward-looking statements include, but are not limited to, such matters as:

•future operating or financial results and future revenues and expenses;
•future, pending or recent acquisitions, business strategy, and other plans and objectives for growth and future operations, areas of possible expansion and expected capital spending or operating expenses;
•availability of key employees, crew, length and number of off-hire days, drydocking requirements and fuel and insurance costs;
•general market conditions and shipping industry trends, including charter rates, vessel values and factors affecting supply and demand;
•competition within our industry;
•reputational risks;
•our financial condition and liquidity, including our ability to make required payments under our credit facilities, comply with our loan covenants and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities and to comply with the restrictive and other covenants in our financing arrangements;
•the strength of world economies and currencies;
•fluctuations in interest rates and foreign exchange rates;
•potential exposure or loss from investment in derivative instruments;
•general domestic and international political conditions;
•the effect of the 2019 Novel Coronavirus (the “2019-nCoV”) on our business and operations and any related remediation measures on our performance and business prospects (including our ability to successfully install the one remaining sulfur oxide exhaust gas cleaning system (“Scrubber”));
•business disruptions due to natural disasters or other disasters or disruptions outside our control;
•the extent to which any new wave or new variant of the 2019-nCoV will impact the Company’s results of operations and financial condition;
•the effectiveness of actions taken to contain or treat the spread and impact of 2019-nCoV, including the distribution and effectiveness of the vaccines for 2019-nCoV;
•potential disruption of shipping routes due to accidents or political events;
•the overall health and condition of the U.S. and global financial markets, including the value of the U.S. dollar relative to other currencies;
•our expectations about availability of vessels to purchase, the time that it may take to construct and deliver new vessels or the useful lives of our vessels;
•our ability to successfully implement a gradual fleet renewal with modern, energy efficient vessels;
•our continued ability to enter into period time charters with our customers and secure profitable employment for our vessels in the spot market;
•vessel breakdowns and instances of off-hire;
•our future capital expenditures (including our ability to successfully install ballast water treatment systems in all of our vessels and complete our program for the remaining installation of sulfur oxide exhaust gas cleaning systems) and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime delays, cost overruns and lost revenue);
•our ability to realize the expected benefits from sulfur oxide exhaust gas cleaning systems;
•availability of financing and refinancing, our level of indebtedness and our need for cash to meet our debt service obligations;
•our expectations relating to dividend payments and ability to make such payments;
•our ability to leverage our Managers’ relationships and reputation within the drybulk shipping industry to our advantage;

•our anticipated general and administrative expenses;
•environmental and regulatory conditions, including changes in laws, governmental rules and regulations or actions taken by regulatory authorities;
•our ability to implement and maintain adequate environmental and social responsibility policies and programs;
•risks inherent in vessel operation, including terrorism (including cyber terrorism), piracy corruption, militant activities, political instability, terrorism and ethnic unrest in locations where we may operate and discharge of pollutants;
•potential liability from pending or future litigation; and
•other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.
See the sections entitled “Risk Factors” of this Annual Report on Form 20-F for the year ended December 31, 2020.

We caution that the forward-looking statements included in this annual report represent our estimates, analyses formed by applying our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances and assumptions only as of the date of this annual report and are not intended to give any assurance as to future results. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. The reasons for this include the risks, uncertainties and factors described under “Item 3. Key Information—D. Risk Factors.” which we urge you to read for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. As a result and in light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

We undertake no obligation, and specifically decline any obligation, to publicly update or revise any forward-looking statements contained in this annual report, except as required by law, whether as a result of new information, future events or otherwise, a change in our views or expectations or otherwise. These factors and the other risk factors described in this annual report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also cause such discrepancies. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.
Unless otherwise indicated, all references to “Dollars” and “$” in this report are to U.S. Dollars and all references to “Euro” and “€” in this report are to Euros.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION
Safe Bulkers, Inc., was formed on December 11, 2007 under the laws of the Republic of the Marshall Islands. Safe Bulkers’ common stock trades on the New York Stock Exchange (“NYSE”) under the symbol “SB.” The Company’s series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB.PR.C” and “SB.PR.D”, respectively. We are a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector.

Our vessels transport major bulks, which include iron ore, coal and grain and minor bulks, which include bauxite, fertilizers and steel products. We or our managers have offices in Monaco, Greece, Cyprus and Switzerland. Our fleet consists of dry bulk vessels of four sizes, namely Capesize vessels with carrying capacity of about 180,000 dwt; Post Panamax vessels with carrying capacities of between 85,000 dwt and 100,000 dwt; Kamsarmax vessels with carrying capacities of between 80,000 dwt and 83,000 dwt; and Panamax vessels with carrying capacities of between 75,000 and 78,000 dwt. As of March 15, 2021, we have a fleet of 43 vessels, with an aggregate capacity of 3.9 million deadweight ton (“dwt”) expressed in metric tons, referring to the maximum weight of cargo and supplies that a vessel can carry. In addition, we have entered into agreements for the sale of two of our older vessels in the first half of 2021 and for the acquisition of two dry-bulk newbuilds scheduled to be delivered in 2022.

(A) Selected Financial Data

The following table presents selected consolidated financial and other data of Safe Bulkers, Inc. for each of the five years in the five year period ended December 31, 2020. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data of Safe Bulkers, Inc. is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with United States (the “U.S.”) generally accepted accounting principles (“U.S. GAAP”).

Our audited consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2018, 2019 and 2020 and the consolidated balance sheets at December 31, 2019 and 2020, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

The historical results included below and elsewhere in this document are not necessarily indicative of our future performance.

	Year Ended December
	2016	2017	2018	2019	2020
	(in thousands of U.S. dollars except share data)
STATEMENT OF OPERATIONS
Revenues	$113,959	$154,040	$201,548	$206,682	$206,035
Commissions	(4,187)	(6,008)	(8,357)	(8,921)	(7,877)
Net revenues	109,772	148,032	193,191	197,761	198,158
Voyage expenses	(7,679)	(3,932)	(6,378)	(13,715)	(41,582)
Vessel operating expenses	(49,519)	(52,794)	(63,512)	(68,569)	(70,086)
Depreciation	(49,485)	(51,424)	(48,067)	(50,310)	(54,269)
General and administrative expenses
Management fee to related parties	(11,611)	(13,511)	(16,536)	(18,050)	(18,884)
Company administration expenses	(3,770)	(2,607)	(2,706)	(2,589)	(2,618)
Early redelivery cost, net	—	(1,263)	(105)	(63)	—
Loss on inventory valuation	—	—	—	—	—
Other operating income/(cost)	794	(390)	—	(414)	(241)
Loss on sale of assets	(2,750)	(120)	—	—	—
Impairment loss	(17,163)	(91,293)	—	—	—
Operating (loss)/income	(31,411)	(69,302)	55,887	44,051	10,478
Interest expense	(19,576)	(23,224)	(25,713)	(26,815)	(21,233)
Other finance (costs)/income	(1,735)	7,651	(973)	(714)	(641)
Interest income	515	799	929	1,558	604
(Loss)/gain on derivatives	(620)	72	18	(121)	(1,303)
Foreign currency (loss)/gain	(76)	1,782	(670)	(76)	916
Amortization and write-off of deferred finance charges	(3,063)	(2,457)	(1,794)	(1,845)	(1,726)
Net (loss)/income	$(55,966)	$(84,679)	$27,684	$16,038	$(12,905)
(Loss)/earnings per share of Common Stock, basic and diluted	$(0.83)	$(0.98)	$0.16	$0.04	$(0.25)
Cash dividends declared per share of Common Stock	$—	$—	$—	—	—
Cash dividends declared per share of Preferred B Shares	$2.00	$2.00	0,62	$—	$—
Cash dividends declared per share of Preferred C Shares	$2.00	$2.00	$2.00	$2.00	$2.00
Cash dividends declared per share of Preferred D Shares	$2.00	$2.00	$2.00	$2.00	$2.00
Weighted average number of shares of Common Stock outstanding, basic and diluted	84,526,411	100,932,876	101,604,339	101,686,312	102,617,944

	Year Ended December
	2016	2017	2018	2019	2020
	(in thousands of U.S. dollars)
OTHER FINANCIAL DATA
Net cash provided by operating activities	$13,478	$50,101	$85,449	$58,284	$63,376
Net cash used in investing activities (1)	(39,873)	(39,590)	(63,670)	(36,785)	(34,784)
Net cash (used in)/provided by financing activities	(83,875)	(47,060)	(15,580)	8,540	(9,293)
Net (decrease)/increase in cash and cash equivalents and restricted cash (1)	(110,270)	(36,549)	6,199	30,039	19,299
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

	Year Ended December
	2016	2017	2018	2019	2020
	(in thousands of U.S. dollars)
BALANCE SHEET DATA
Total current assets	111,008	79,086	101,262	135,989	134,734
Total fixed assets	1,051,726	946,529	963,887	964,000	951,290
Other non-current assets	11,019	9,482	11,050	14,654	19,605
Total assets	1,173,753	1,035,097	1,076,199	1,114,643	1,105,629
Total current liabilities	23,779	36,933	54,606	86,784	104,715
Long-term debt, net of current portion and of deferred finance charges	569,781	541,816	538,508	536,995	531,883
Total liabilities	595,217	578,749	593,367	624,701	642,770
Mezzanine equity	—	—	16,998	17,200	18,112
Common stock, $0.001 par value	99	102	103	104	102
Total shareholders’ equity	578,536	456,348	465,834	472,742	444,747
Total liabilities and shareholders’ equity	1,172,096	1,035,097	1,076,199	1,114,643	1,105,629

(B) Capitalization and Indebtedness
Not applicable.
(C) Reasons for the Offer and Use of Proceeds
Not applicable.
(D) Risk Factors
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

Risk Factor Summary
Investing in our securities involves a high degree of risk. Below is a summary of material factors that make an investment in our securities speculative or risky. Importantly, this summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, as well as other risks that we face, can be found after this summary.

Risks Inherent in Our Industry and Our Business
•Cyclicality and volatility may lead to reductions in the charter rates we are able to obtain, in vessel values and in our earnings, results of operations and available cash flow.
•A negative change in global economic or regulatory conditions could reduce charter rates.
•An oversupply of drybulk vessel capacity may lead to reductions in charter rates and results of operations.
•The market value of drybulk vessels is highly volatile. A decrease of the market values of our vessels could cause us to incur an impairment loss and affect our results of operations.
•Technological developments could reduce our earnings and the value of our vessels.
•Drybulk industry is competitive, and we may not be able to compete successfully for charters with new entrants or     established companies with greater resources.
•Changes in labor laws and regulations, collective bargaining negotiations and labor disputes could increase our crew costs.
•We are subject to complex regulations and liability, including anti-bribery laws and environmental laws that may require significant expenditures.
•Our Scrubber-fitted vessels may face difficulties from the price differential between compliant fuels with 0.5% sulfur content (''Compliant Fuels'') and heavy fuel oil with sulfur content of 3.5% (''HFO''), regulatory restrictions and shortage in availability of HFO, while our non–scrubber fitted vessels may face difficulties in competing with Scrubber-fitted vessels and incur additional repairs and maintenance costs, affecting our results of operations.
•Environmental regulations in relation to green house gas (''GHG'') emissions may increase operational and financial restrictions, environmental compliance costs and lead to environmental taxation affecting less energy efficient vessels, reduce their trade and competitiveness and make certain vessels in our fleet obsolete, which may result in financial impacts on our results of operations.
•Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs or expose us to additional risks.
•Failure to comply with complex laws and regulations, including international safety regulations and requirements imposed by our classification societies may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.
•Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.
•Our vessels are exposed to operational risks that may not be adequately covered by our insurance.
•World events, including terrorist attacks and international hostilities, could negatively affect our results of operations.
•The outbreak of the 2019-nCoV and the resulting disruptions to the Company and the international shipping industry have, and could continue to negatively affect our business.
•Acts of piracy and world events, including terrorist attacks and hostilities, could negatively affect our results of operations and financial condition. Maritime claimants could arrest one or more of our vessels, and interrupt our cash flow.
•Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.
•We rely on information technology, and if we are unable to protect against service interruptions, data corruption, cyber based attacks or network security breaches, our operations could be disrupted and our business negatively affected.
•Certain operational and technical risks of drybulk vessels could lead to an environmental disaster, affecting our business.
•Political uncertainty and an increase in trade protectionism could have a negative impact on our charterers’ business.
•Seasonal fluctuations in industry demand could affect our financial condition and our ability to pay dividends.
•Charterers may renegotiate or default on period time charters, which could reduce our revenues.
•The loss of one or more of our customers could have a material adverse effect on our business.
•Violations of our anti-bribery policy, consistent with the provisions of the U.S. Foreign Corrupt Practices Act (the “FCPA”) could result in damage of our reputation, sanctions, criminal penalties, imprisonment, civil action and fines, and affect on our business.
•We may have difficulty properly managing our planned growth through acquisitions of additional vessels.
•Failure to improve our operations and financial systems or recruit suitable employees as we expand our business, may affect our performance.
•Unless we set aside reserves for vessel replacement, at the end of a vessel’s useful life, our revenue will decline, which would adversely affect our cash flows and income.
•If we are unable to obtain additional financing on favorable terms, we may be unable to refinance our existing indebtedness and may not be able to finance a fleet replacement and expansion program in the future.
•The aging of our fleet and our acquisitions of secondhand vessels may result in increased operating costs in the future.
•Our business may be affected due to lack of revenue source diversification.

•Uncertainty regarding the London Interbank Offered Rate (“LIBOR”) due to changes in the reporting practices, the method in which LIBOR is determined or the use of alternative reference rates may adversely impact our indebtedness.
•We are and will be exposed to floating interest rates and may selectively enter into interest rate derivative contracts, which can result in higher than market interest rates and charges against our income.
•Because we generate substantially all of our revenues in U.S. dollars but incur a material portion of our expenses in other currencies, exchange rate fluctuations could have a material adverse effect on our results of operations.
•Restrictive covenants in our existing and future financing agreements impose financial and other restrictions on us, and any breach of these covenants could result in the acceleration of our indebtedness and foreclosure on our vessels.
•The declaration and payment of dividends will always be subject to the discretion of our board of directors and our board of directors may not declare dividends in the future.
•We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to make dividend payments.
•We depend on our Managers to operate our business and our business could be harmed if our Managers fail to perform their services satisfactorily.
•Our chief executive officer also controls our Managers, which could create conflicts of interest between us and our Managers.
•Agreements between us and other affiliated entities may be challenged as less favorable than agreements that we could obtain from unaffiliated third parties.
•The provisions in our restrictive covenant arrangements with our chief executive officer and certain entities affiliated with him restricting their ability to compete with us may not be enforceable.
•Our vessels may call on ports located in Iran or Syria, which are identified by the United States government as state sponsors of terrorism which could be viewed negatively by investors and adversely affect the trading price of our Common Stock and Preferred Shares.
•We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.
•It may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.
•We may be subject to lawsuits and other enforcement actions for damages and penalties.
•Our costs of operating as a public company are significant, and our management is required to devote substantial time to complying with public company regulations.

Risks Relating to Our Common Stock and Preferred Shares
•The Hajioannou family controls the outcome of matters on which our stockholders are entitled to vote and its interests may be different from yours.
•Our status as a foreign private issuer within the rules promulgated under the Exchange Act exempts us from certain requirements of the SEC and NYSE.
•Future sales of our Common Stock will dilute current shareholders and could cause the market price of our Common Stock to decline.
•The market price of our Common Stock may be adversely affected by sales of substantial amounts of our Common Stock pursuant to our at the market equity offering program (the “ATM Program”).
•Our share repurchase programs may affect the market for our Common Stock and Preferred Shares.
•There is no guarantee of a continuing public market for you to resell our common or preferred stock.
•We have adopted a shareholders rights plan which could make it more difficult for a third-party to acquire us while the plan remains in effect.
•Anti-takeover provisions could make it difficult for our stockholders to replace or remove our current board of directors.
•We may not have sufficient cash from our operations to enable us to pay dividends on or to redeem our Preferred Shares following the payment of expenses and the establishment of any reserves.
•The Preferred Shares represent perpetual equity interests and are subordinate to our debt and the liquidation preference amount on our Preferred Shares is fixed and you will have no right to receive any greater payment.
•Holders of Preferred Shares have extremely limited voting rights.
•Our ability to pay dividends on and to redeem our Preferred Shares is limited by the requirements of the laws of the Republic of the Marshall Islands, the laws of the Republic of Liberia and existing and future agreements.

Tax Risks
•We may earn shipping income that will be subject to United States income tax, thereby reducing our cash available for distributions to you.
•United States tax authorities could treat us as a “passive foreign investment company,” which could have adverse United States federal income tax consequences to United States holders.

Risks Inherent in Our Industry and Our Business

The international drybulk shipping industry is cyclical and volatile, having reached historical highs in 2008 and historical lows in 2016. Charter rates improved in 2019 and declined significantly in 2020, due in part to the impact of 2019- nCoV, which resulted in relatively lower charter rates. Charter rates have since improved during the start of 2021. Cyclicality and volatility may lead to reductions in the charter rates we are able to obtain, in vessel values and in our earnings, results of operations and available cash flow.

The drybulk shipping industry is cyclical with attendant volatility in charter rates, vessel values and profitability. The industry is cyclical in nature due to seasonal fluctuations and to the market adjustments in supply of and demand for drybulk vessels, and trade disruptions, such as those caused throughout 2020 and during the start of 2021 by the 2019-nCoV. We expect this cyclicality and volatility in market rates to continue in the foreseeable future. Accordingly, there can be no assurance that the drybulk charter market will remain at levels recently experienced in the near future, and the market could experience a downturn in case of a new wave of 2019-nCoV or for other reasons. For example, in 2008, the Baltic Dry Index (the “BDI”), had reached an all-time high of 11,793, while in 2016, BDI had reached an all-time low of 290. During 2019, 2020 and 2021, the BDI, remained volatile, reaching an annual low of 595 in February 2019 and a high of 2,518 in September 2019 for 2019, an annual low of 393 in May 2020 and an annual high of 2,097 in October 2020 for 2020 and a low of 1,303 on February 10, 2021 and a high of 1,983 on March 15, 2021 thus far in 2021. In 2020, the BDI slumped as a result of the 2019-nCoV and in the start of 2021 has improved as a result of improved freight market conditions.

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

As of March 15, 2021, 21 of our 43 drybulk vessels were deployed or scheduled to be deployed on period time charters of more than three months remaining term. In addition, the Company has recently entered into memorandum of agreements for the sale of two of its older vessels and for the acquisition of three dry-bulk vessels, all of which Japanese-built, the first a 2011-built, Panamax class, second-hand vessel delivered to us in March 2021, the second, a Kamsarmax class, newbuild vessel, scheduled to be delivered in the first half of 2022, and the third a Post-Panamax class, newbuild vessel scheduled to be delivered in the third quarter of 2022. The two vessels on order do not currently have any contracted charter. As more vessels become available for employment, we may have difficulty entering into multi-year, fixed-rate time charters for our vessels, and as a result, our cash flows may be subject to instability in the long-term. We may be required to enter into variable rate charters or charters linked to the Baltic Panamax Index, as opposed to contracts based on fixed rates, which could result in a decrease in our cash flows and net income in periods when the market for drybulk shipping is depressed. If low charter rates in the drybulk market prevail during periods when we must replace our existing charters, it will have an adverse effect on our revenues, profitability, cash flows and our ability to comply with the financial covenants in our loan and credit facilities.
The factors affecting the supply and demand for drybulk vessels are outside of our control and are difficult to predict with confidence. As a result, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for drybulk vessel capacity include:

•demand for and production of drybulk products;
•supply of and demand for energy resources and commodities;
•the 2019-nCoV and related factors;
•global and regional economic and political conditions, including weather, natural or other disasters (including the 2019-nCoV), armed conflicts, terrorist activities and strikes;
•environmental and other regulatory developments;
•the location of regional and global exploration, production and manufacturing facilities and the distance drybulk cargoes are to be moved by sea;
•changes in seaborne and other transportation patterns including shifts in the location of consuming regions for energy resources, commodities, and transportation demand for drybulk transportation;
•international sanctions, embargoes, import and export restrictions, nationalizations and wars;

•trade disputes or the imposition of tariffs on various commodities or finished goods tariffs on imports and exports that could affect the international trade; and
•currency exchange rates.
Factors that influence the supply of drybulk vessel capacity include:
•the size of the newbuilding orderbook;
•availability of financing for new vessels;
•the number of newbuild deliveries, including slippage in deliveries, which, among other factors, relates to the ability of shipyards to deliver newbuilds by contracted delivery dates and the ability of purchasers to finance such newbuilds;
•the scrapping rate of older vessels, depending, amongst other things, on scrapping rates and international scrapping regulations;
•the 2019-nCoV and related factors, including port lockdowns, higher crew cost and travel restrictions imposed by governments around the world;
•port and canal congestion;
•the speed of vessel operation which may be influenced by several reasons including energy cost and environmental regulations;
•sanctions;
•the number of vessels that are in or out of service, delayed in ports for several reasons, laid-up, dry docked awaiting repairs or otherwise not available for hire, including due to vessel casualties; and
•changes in environmental and other regulations that may limit the useful lives of vessels or effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage.

Factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. We anticipate that the future demand for our drybulk vessels and, in turn, drybulk charter rates, will be dependent, among other things, upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global drybulk vessel fleet and the sources and supply of drybulk cargo to be transported by sea. A decline in demand for commodities transported in drybulk vessels or an increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our business, financial condition and results of operations. There can be no assurance as to the sustainability of future economic growth, if any, due to unexpected demand shocks, such as the 2019-nCoV.

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

The market supply of drybulk vessels has been increasing in terms of dwt, and the number of drybulk vessels on order as of December 31, 2020 was approximately 5.6% for Panamax to Post-Panamax class vessels and 6.3% for Capesize class vessels, as compared to the then-existing global drybulk fleet in terms of dwt, with the majority of new deliveries expected during 2021. As a result, the drybulk fleet continues to grow. In addition, during periods when there are high expectations for charter market recovery, a large number of orders may be placed in shipyards, resulting in a further increase of newbuild orders and accordingly in the size of the global drybulk fleet. An oversupply of drybulk vessel capacity will likely result in a reduction of charter hire rates. We will be exposed to changes in charter rates with respect to our existing fleet and our remaining newbuild, depending on the ultimate growth of the global drybulk fleet. If we cannot enter into period time charters on acceptable terms, we may have to secure charters in the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. In our current fleet, as of March 15, 2021, 23 vessels will be available for employment in the first half of 2021. A material increase in the net supply of drybulk vessel capacity without corresponding growth in drybulk vessel demand could have a material adverse effect on our fleet utilization and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition and results of operations.

The market value of drybulk vessels is highly volatile, being related to charter market conditions, aging and environmental regulations. The market values of our vessels may significantly decrease which could cause us to breach covenants in our credit and loan facilities, and could have a material adverse effect on our business, financial condition and results of operations.

Our credit and loan facilities, which are secured by mortgages on our vessels, require us to comply with collateral coverage ratios and satisfy certain financial and other covenants, including those that are affected by the market value of our vessels. The market values of drybulk vessels have generally experienced significant volatility within a short period of time. The market prices for second-hand and newbuild drybulk vessels significantly declined in 2020 due to depressed market conditions as a result of 2019-nCoV, and have recovered since then during the first months of 2021. The market prices for second-hand and newbuild drybulk vessels experienced a small increase in 2018 and 2019 following a significant increase in 2017 compared to the very low levels experienced in 2016 when vessel values were reduced in a short period of time due to depressed market conditions. The market value of our vessels fluctuates depending on a number of factors, including:

•general economic and market conditions affecting the shipping industry;
•prevailing level of charter rates;
•supply of and demand for vessels;
•general vessel's condition and vessel's specification;
•vessel's environmental performance, (GHG rating, BWTS installation, Scrubbers installation, etc.),
•distressed asset sales, including newbuild contract sales during weak charter market conditions;
•lack of financing and limitations imposed by financial covenants in our credit and loan facilities;
•competition from other shipping companies and other modes of transportation;
•configurations, types, sizes and ages of vessels;
•changes in governmental, environmental or other regulations that may limit the useful life of vessels; and
•technological advances.

We were in compliance with our covenants in our credit and loan facilities in effect as of December 31, 2019 and December 31, 2020. If the market value of our vessels, or our newbuilds upon delivery to us, decline, we may breach some of the covenants contained in our credit and loan facilities. If we do breach such covenants and we are unable to remedy or our lenders refuse to waive the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing those loan and credit facilities. As a result of cross-default provisions contained in our loan and credit facility agreements, this could in turn lead to additional defaults under our loan agreements and the consequent acceleration of the indebtedness under those agreements and the commencement of similar foreclosure proceedings by other lenders. If our indebtedness was accelerated in full or in part, it would be difficult for us to refinance our debt or obtain additional financing on favorable terms or at all and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to continue our business.

A significant decrease of the market values of our vessels could cause us to incur an impairment loss and could have a material adverse effect on our business, financial condition and results of operations.

We review for impairment our vessels held and used whenever events or changes in circumstances indicate that the carrying amount of the vessels may not be recoverable. Such indicators include declines in the fair market value of vessels, decreases in market charter rates, vessel sale and purchase considerations, fleet utilization, environmental and other regulatory changes in the drybulk shipping industry or changes in business plans or overall market conditions that may adversely affect cash flows. We may be required to record an impairment charge with respect to our vessels and any such impairment charge resulting from a decline in the market value of our vessels or a decrease in charter rates may have a material adverse effect on our business, financial condition and results of operations. Our financial results may be similarly affected in the future if we record an impairment charge or sell vessels at a loss before we record an impairment adjustment. Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of such acquisitions may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Impairment of Vessels” for more information.

Technological developments could reduce our earnings and the value of our vessels.

Determining factors for the useful life of the vessels in our fleet are efficiency, operational flexibility and technological developments. Efficiency includes speed, fuel economy, which is also related to GHG emissions, and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The duration of a vessel’s useful life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer useful lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels, and the resale value of our vessels could significantly decrease. As a result, our earnings and financial condition could be adversely affected.

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

We are subject to regulations and liability under environmental laws that require significant expenditures, which can affect the ability and competitiveness of our vessels to trade, our results of operations and financial condition.

Our business and the operation of our vessels are regulated under international conventions, national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, in order to protect against potential environmental impacts. Regulations of vessels, particularly environmental regulations have become more stringent and it is expected to be further revised and become stricter in the future, including air emissions (nitrogen and sulfur oxides, particulate matter, etc.), marine pollution, BWTS implementation, GHG emissions, etc., As a result significant capital expenditures maybe required on our vessels to keep them in compliance.

See “Item 4. Information on the company. — B. Business Overview — Regulations: Safety and the Environment” for more information.

We could also incur material liabilities, including cleanup obligations and claims for natural resource, personal injury and property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental regulations can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels. Any such actual or alleged environmental laws regulations and policies violation, under negligence, willful misconduct or fault, could result in substantial fines, civil and/or criminal penalties or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Events of this nature would have a material adverse effect on our business, financial condition and results of operations.

Our Scrubber-fitted vessels may face difficulties from the price differential between Compliant Fuels and HFO, regulatory restrictions and shortage in availability of HFO, while our non–scrubber fitted vessels may face difficulties in competing with Scrubber-fitted vessels and incur additional repairs and maintenance costs, affecting our results of operations.

A global 0.5% sulfur cap on marine fuels came into force on January 1, 2020, as agreed in amendments adopted in 2008 for Annex VI to MARPOL reducing the previous sulfur cap of 3.5%. Vessels may use either Compliant Fuel or HFO if they are equipped with Scrubbers. In response to sulfur oxide emissions regulations, we have installed Scrubbers in 20 of our vessels and we expect to install one additional Scrubber in 2021.

The viability of Scrubber investments mainly depends on the price differential between Compliant Fuels, which usually are more expensive, and HFO. The use of Compliant Fuels during 2020 has raised concerns in relation to excess wear of piston liners and fuel pumps. On the other hand a shortage of HFO in certain ports has been experienced as only a small percentage of the global fleet is equipped with Scrubbers and the trading of HFO may not be economical to fuel suppliers.

If the price differential between Compliant Fuels and HFO is narrower than expected due to among other things, a drop in oil prices and/or a reduced demand for oil, then we may not realize any return, or we may realize a lower return on our investment in Scrubbers than that which we expected, which could have a material adverse effect on our results of operations, cash flows and financial position. Conversely, if the price differential between Compliant Fuels and HFO is wider than expected, about half of our vessels that will not be equipped with Scrubbers may face difficulties in competing with vessels equipped with Scrubbers. Furthermore, restrictions of effluents from Scrubbers have been or are being considered to be imposed in various jurisdictions, mainly in ports, which may affect the viability of such investments. All the above could have a material adverse effect on our results of operations, cash flows and financial position.
See “Item 4. Information on the company. — B. Business Overview — IMO and other related regulations — Nitrogen and Sulfur Oxide Emission Regulations” for more information.

Environmental regulations in relation to GHG emissions may increase operational and financial restrictions, environmental compliance costs and lead to environmental taxation affecting less energy efficient vessels, reduce their trade and competitiveness and make certain vessels in our fleet obsolete, which may result in financial impacts on our results of operations.

GHG reduction measures adopted, or further additional measures to be adopted by the International Maritime Organization (“IMO”), EU and other jurisdictions for achieving 2030 goals may impose operational and financial restrictions, carbon taxes or an emission trading system on less efficient vessels starting from 2023, gradually affecting younger vessels, even newbuilds after 2030, reducing their trade and competitiveness, increasing their environmental compliance costs, imposing additional energy efficiency investments, or even making such vessels obsolete. This or other developments may result in financial impacts on our operations that we cannot predict with certainty at this time, which could have a material adverse effect on our business, financial condition and results of operations.
See “Item 4. Information on the company. — B. Business Overview — Regulations: Safety and the Environment - Greenhouse Gas Regulation – United Nations Framework Convention on Climate Change” for more information.

In response to the above GHG environmental regulations, we monitor CO2 vessel emissions pursuant to the International Maritime Organizations' fuel oil consumption Data Collection System (“IMO DCS”) and to the European Monitoring, Reporting and Verification Regulation (“EU-MRV”), assessing in parallel the applicability of relevant energy efficiency measures. Furthermore, we pursue a fleet renewal strategy having entered into memoranda of agreement for the sale of two of our older vessels, built in 2003 and 2004, and for the acquisition of two drybulk newbuild vessels with Energy Efficiency Design Index ("EEDI") complying with IMO Phase 3 requirements.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our
ESG policies may impose additional costs on us or expose us to additional risks.

    Companies across all industries, including the shipping industry, are facing increased scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or the stock price of such a company could be materially and adversely affected. As a result, we may be required to implement more stringent ESG procedures or standards so that we continue to have access to capital and our existing and future investors and lenders remain invested in us and make further investments in us.

Specifically, we may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. Additionally, certain investors and lenders may exclude drybulk shipping companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors. If we are faced with limitations in the debt and/or equity markets as a result of these concerns, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to access funds to implement our business strategy or service our indebtedness, which could have a material adverse effect on our financial condition and results of operations.

We are subject to complex laws and regulations, including international safety regulations and requirements imposed by our classification societies and the failure to comply with these regulations and requirements may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

    We are subject to complex laws and regulations both in the jurisdictions in which we operate, such as international conventions, regulations and treaties, and in national laws. Compliance with regulations and laws require significant costs which could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. Our industry’s regulatory environment is becoming exponentially complex and includes regulations of the European Union, the United Nations, the IMO and the United States, such as the International Convention for the Prevention of Pollution from Ships of 1973 (“ISM Code”), including the designation of Emission Control Areas, the International Ship and Port Facility Security Code, the United States Oil Pollution Act of 1990, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, the U.S. Clean Air Act, the U.S. Clean Water Act, the U.S. Marine Transportation Security Act of 2002 and others. In the foreseeable future we expect the trend of increasing regulatory compliance complexity to continue. For example, United States agencies and the IMO’s Maritime Safety Committee have adopted cyber security regulations which requires ship owners and managers to incorporate cyber risk management and security into their safety management in 2021.

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

We may not be adequately insured against all risks, and our insurers may not pay particular claims. With respect to war risks insurance, which we usually obtain for certain of our vessels making port calls in designated war zone areas, such insurance may not be obtained prior to one of our vessels entering into an actual war zone, which could result in that vessel not being insured. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Under the terms of our credit facilities, we will be subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to maintain or obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs in the event of a claim or decrease any recovery in the event of a loss. If the damages from a catastrophic oil spill or other marine disaster exceed our insurance coverage, the payment of those damages could have a material adverse effect on our business and could possibly result in our insolvency.

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

We conduct most of our operations outside of the U.S. and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East, North Africa and other countries and geographic areas, terrorist or other attacks and war or international hostilities. Terrorist attacks and the continuing response of the U.S. and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East and North Africa, and the presence of U.S. or other armed forces in Iraq, Syria, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. These types of attacks have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

The outbreak of the 2019-nCoV or other public health threats and epidemics and the resulting disruptions to the international shipping industry, could negatively affect our business, financial performance and our results of operations.

As of March 2020, the outbreak of the 2019-nCoV has been declared a pandemic by the World Health Organization. The 2019-nCoV has substantially affected our industry, see “Item 4. Information on the company. — B. Business Overview — Corona Virus Outbreak” for more information. The extent and duration to which the 2019-nCoV outbreak and measures taken in response thereto may continue to negatively impact our business, financial performance and operating results, remain largely uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the severity and transmission rate of the various new 2019-nCoV types, the effectiveness of the vaccines, the extent to which vaccines are available to our crew, and the effectiveness of the containment actions taken, including travel and cargo restrictions, and the impact of these and other factors on the shipping industry as a whole. As a result, it is not possible to ascertain the overall impact of the 2019-nCoV on our business. However, the occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the 2019-nCoV and any new virus wave, could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and our ability to pay dividends.

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

The operation of a drybulk vessel has certain unique operational and technical risks which include mechanical failure, collision, property loss, cargo loss or damage as well as personal injury, illness and loss of life and could lead to an environmental disaster. Drybulk vessels may develop unexpected mechanical and operational problems due to several reasons including improper maintenance and weather conditions. We operate certain of our vessels using Compliant Fuel, some of which, under certain conditions, may cause loss of the vessel’s main engine power with severe results that can lead to collision and loss of a vessel.

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

Our information systems and networks could become targeted and attacked by individuals or organized groups. A cyber attack could materially and adversely affect our business operations, financial condition, results of operations and cash flows and our reputation. In addition, cyber attacks could lead to potential unauthorized access to our systems targeting ransomware, data theft, loss and corruption, disclosure of proprietary or confidential information or, personal data. Cyber attacks on our vessels may also lead to potential unauthorized access to, or service interruptions, denial or manipulation of the navigational systems of our vessels, which could result in hazardous accidents. There is no assurance that we will not experience these service interruptions or cyber attacks in the future. Further, as the methods of cyber attacks continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures, or to investigate and remedy any vulnerabilities to cyber attacks. Moreover, we do not carry cyber attack insurance to cover the aforementioned risks to our information technology. These information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns, hardware or software failures, power outages, computer viruses, cyber attacks, telecommunication failures, user errors or catastrophic events. Risks and vulnerabilities can also arise out of inadequacies in design, integration and/or maintenance of information technology systems , as well as lapses in cyber discipline. Furthermore, as of May 25, 2018, data breaches on personal data, as defined in the European General Data Protection Regulation, could lead to administrative fines up to €20 million or up to 4% of the total worldwide annual turnover of the company, whichever is greater. Our information technology systems are becoming increasingly integrated, so damage, disruption or shutdown to the system could result in a more widespread impact. If our information technology systems suffer severe damage, disruption or shutdown, and our business continuity plans do not effectively resolve the issues in a timely manner, our operations could be disrupted and our business could be negatively affected.

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

Our operations expose us to the risk that increased trade protectionism from China, other countries in the Asian region, the United States or other nations will adversely affect our business. If the global recovery is undermined by downside risks and the economic downturn returns, or if the regulatory environment otherwise dictates, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism affecting the markets that our charterers serve may cause (i) a decrease in cargoes available to our charterers in favor of domestic charterers and domestically owned ships and (ii) an increase in the risks associated with importing goods to such markets. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and restricting currency exchanges within China. Further, on January 23, 2017, former President Trump signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. Further, in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. Throughout 2018 and 2019, former President Trump called for substantial changes to foreign trade policy with China and raised, and proposed to further raise in the future, tariffs on several Chinese goods in order to reverse what he perceived as unfair trade practices that have negatively impacted U.S. businesses. The announcement of such tariffs has triggered retaliatory actions from foreign governments, including China, and may trigger retaliatory actions by other foreign governments, resulting in a “trade war.” The trade war has had the effect of reducing the supply of goods available for import or export and has therefore resulted in a decrease in demand for shipping. On January 15, 2020, the United States and China signed the Phase One Deal, agreeing to the rollback of tariffs, expansion of trade purchases, and renewed commitments on intellectual property, technology transfer, and currency practices deescalating the trade war. Under the Phase One Deal the U.S. has committed to reduce tariffs from 15 % to 7.5% on US$120 billion worth of goods and China has agreed to halve tariffs on 1,717 U.S. goods, lowering the tariff on some items from 10% to 5%, and others from 5 % to 2.5%, which both took effect on February 14, 2020. Newly elected U.S. President Biden has stated that there are no immediate plans to cancel the Phase One Deal, but the administration is expected to make changes to the U.S.-China tariff policies.

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

The ability and willingness of each of our counterparties to perform its obligations under a period time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. If we enter into period time charters with charterers when charter rates are high and charter rates subsequently fall significantly, charterers may seek to renegotiate financial terms or may default on their obligations. Additionally, charterers may attempt to bring claims against us based on vessel performance or cargo loading or unloading operations, seeking to renegotiate financial terms or avoid payments. Also, our charterers may experience financial difficulties due to prevailing economic conditions or for other reasons, and as a result may default on their obligations. In past years, the industry experienced numerous incidents of charterers renegotiating their charters or defaulting on their obligations thereunder. In December 2020, at the request of the charterer we agreed the early termination of an existing charter of a Capesize-class vessel, which was contractually due to expire in January 2024. In exchange for the early redelivery of the vessel, the charterer paid us cash compensation of $8.1 million. The vessel was subsequently deployed under a new period time charter with a different charterer for a duration of 12 to 14 months at a gross daily charter rate linked to the 5 TC Baltic Exchange Capesize Index ("BCI-180 5TC'') times 119%. As of March 15, 2021, we had not received any notice of early redelivery or termination from any of our charters with the exception of the aforementioned charter. If a charterer defaults on a charter, we will, to the extent commercially reasonable, seek the remedies available to us, which may include arbitration or litigation to enforce the contract, although such efforts may not be successful. Should a charterer default on a period time charter, we may have to enter into a charter at a lower charter rate, which would reduce our revenues. If we cannot enter into a new period time charter, we may have to secure a charter in the spot market, where charter rates are volatile and revenues are less predictable. It is also possible that we would be unable to secure a charter at all, which would also reduce our revenues, and could have a material adverse effect on our business, financial condition, results of operations, loan and credit facility covenants and cash flows.

We depend on a limited number of customers for a large part of our revenues and the loss of one or more of these customers could have a material adverse effect on our business, financial condition and results of operations.

We expect to derive a significant part of our revenues from a limited number of customers. During the year ended December 31, 2020, two of our charterers each accounted for more than 10.0% of our revenues and in previous periods some of our charterers each accounted for more than 10.0% of our revenues. We could lose a customer for many different reasons, including:

•a failure of the customer to make charter payments because of its financial inability, disagreements with us or otherwise;
•the customer’s termination of its charters because of our non-performance, including serious deficiencies with the vessels we provide to that customer or prolonged periods of off-hire;
•a prolonged force majeure event that affects the customer may prevent us from performing services for that customer, i.e., damage to or destruction of relevant production facilities and war or political unrest; and
•the other reasons discussed in this section.
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

We have adopted an anti-bribery policy consistent with the provisions of the FCPA and anti-bribery legislation in other jurisdictions. Actual or alleged violations of these policies could result in damage of our reputation, sanctions, criminal penalties, imprisonment, civil action and fines, which could have an adverse effect on our business.

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

As of March 15, 2021, we intend to grow our business through the recent acquisition of one second-hand vessel delivered to us in March 2021, and with the two contracted newbuild vessels, a Kamsarmax class, scheduled to be delivered in the first half of 2022, and a Post-Panamax class, scheduled to be delivered in the third quarter of 2022. We may contract additional newbuild vessels or make selective acquisitions of additional second-hand vessels. Our future growth will primarily depend on our ability to locate and acquire suitable vessels, enlarge our customer base, operate and supervise any newbuilds we may order and obtain required debt or equity financing on acceptable terms.

A delay in the delivery to us of any such vessel, or the failure of the shipyard to deliver a vessel at all, could cause us to breach our obligations under a related charter and could adversely affect our earnings. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.
A shipyard could fail to deliver a newbuild on time or at all because of:

•work stoppages or other hostilities, political, economic or other disturbances that disrupt the operations of the shipyard, including as a result of 2019-nCoV;
•quality or engineering problems;
•bankruptcy or other financial crisis of the shipyard;
•a backlog of orders at the shipyard;
•disputes between the Company and the shipyard regarding contractual obligations;
•weather interference or catastrophic events, such as major earthquakes or fires;
•our requests for changes to the original vessel specifications; or
•shortages of or delays in the receipt of necessary construction materials, such as steel, or equipment, such as main engines, electricity generators and propellers.
A third-party seller could fail to deliver a second-hand vessel on time or at all because of:

•bankruptcy or other financial crisis of the third-party seller;
•quality or engineering problems;
•disputes between the Company and the third-party seller regarding contractual obligations; or
•weather interference or catastrophic events, such as major earthquakes or fires.
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

As of March 15, 2021, the vessels in our current fleet had an average age of 10.3 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. We estimate the useful life of our second-hand vessels to be 25 years from the date of built. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations will be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

Our ability to obtain financing on favorable terms and the deterioration of the global banking markets may adversely impact our business. If economic conditions globally continue to be volatile, it could impede our operations.

Although capital markets have improved since 2008, when banks and other financial institutions active in the shipping industry became increasingly unwilling to provide credit, the shipping industry remains negatively affected by the scarcity of credit and the cost of financing has increased. Financing institutions have increased interest rate margins or even ceased funding for certain shipping companies. Furthermore, vessels older than 15 years old may not be financed by banks and other financial institutions at all. Any further deterioration of the global banking markets may decrease the availability of financing or refinancing on acceptable terms when needed, and we may be unable to meet our debt obligations as they become due.

Despite the stabilization of growth in China as reflected in IMF's forecast for a 8.1% global gross domestic product (''GDP'') increase for 2021, and the projected economic growth in the U.S. and the E.U. with a forecast for 5.1% and 4.2% GDP growth for 2021, respectively, any adverse developments in relation to 2019-nCoV may affect credit markets globally and increase volatility of global economic conditions which could impede our results of operations and financial condition.

If we are unable to obtain additional secured indebtedness, we may be unable to refinance our existing indebtedness and may not be able to finance a fleet replacement and expansion program in the future, any of which would have a material adverse effect on our business, financial condition and results of operations.

Global financial markets and economic conditions have been and continue to be very volatile. This volatility has negatively affected the general willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the volatile asset values of vessels. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to the shipping industry. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been and may continue to be negatively affected by this decline in lending. The current state of global financial markets might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

Future financing and investing activities may involve refinancing of certain existing debt near or upon maturity and the financing of future fleet replacement and expansion. Our ability to refinance existing indebtedness, or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. To the extent that we are unable to enter into new credit facilities and obtain such additional secured indebtedness on terms acceptable to us, we will need to find alternative financing. In addition, we may also be liable for other damages for breach of contract. A failure to satisfy our financial commitments could result in the acceleration of our indebtedness and foreclosure on our vessels. Such events, if they occurred, would adversely affect our business, financial condition and results of operations.

The aging of our fleet and our acquisitions of second-hand vessels may result in increased operating costs in the future, which could adversely affect our ability to operate our vessels profitably.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of March 15, 2021, the average age of the vessels in our current fleet was 10.3 years. As our vessels age, they may become less fuel and energy efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Twenty one vessels in our fleet were over ten years old as of December 31, 2020. We may encounter higher operating and maintenance costs due to the age and condition of those vessels. In addition, if in the future we acquire additional second-hand vessels, such vessels may develop unexpected mechanical and operational problems despite adherence to regular survey schedules and proper maintenance. We cannot obtain the same knowledge about the condition of a second-hand vessel compared to a newbuild through the performed inspection prior to the purchase of such second-hand vessel nor about the cost of any required (or anticipated) repairs that we would have had if this vessel had been built for and operated exclusively by us. We will have the benefit of warranties on newly constructed vessels; we may not receive the benefit of warranties on second-hand vessels.

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

Uncertainty regarding the LIBOR due to changes in the reporting practices, the method in which LIBOR is determined or the use of alternative reference rates may adversely impact our indebtedness under our credit and loan facilities, which would have a material adverse effect on our business, financial condition and results of operations.

In July 2017, the U.K. Financial Conduct Authority ("FCA") announced that it would phase out LIBOR as a benchmark by the end of 2021. The Intercontinental Exchange Benchmark Administration (“IBA”), which is the administrator of LIBOR, has been consulting on when to end the publication of all USD LIBOR tenors and GBP, EUR, JPY and CHF LIBOR tenors, intending to cease the one-week and two-month USD LIBOR settings at the end of 2021 and the remaining USD LIBOR tenors in mid-2023. IBA is expected to share the results of the consultations and publish a feedback statement summarizing the responses it received in the near future. In March 2021, the FCA confirmed that publication of one-week and two-month USD LIBOR settings will cease immediately after December 31, 2021 and of overnight and one, three, six and twelve-month USD LIBOR settings immediately after June 30, 2023.

The Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, has proposed replacing USD-LIBOR with the Secured Overnight Financing Rate (“SOFR”). The methodology of calculating SOFR is different to that of LIBOR, as SOFR is calculated using short-term repurchase agreements backed by U.S. Treasury securities and is backward looking, while LIBOR is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. In addition since SOFR is a secured rate backed by government securities, it does not take into account bank credit risk (as is the case with LIBOR). SOFR also may be more volatile than LIBOR. Whether or not SOFR, or another alternative reference rate, attains market traction as a LIBOR replacement tool remains in question.

At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR, and it is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR, or whether any additional reforms to LIBOR may be enacted in the U.K. or elsewhere. Such developments and any other legal or regulatory changes in the method by which LIBOR is determined or the transition from LIBOR to a successor benchmark may result in, among other things, a sudden or prolonged increase or decrease in LIBOR, a delay in the publication of LIBOR, and changes in the rules or methodologies in LIBOR, which may discourage market participants from continuing to administer or to participate in LIBOR’s determination and, in certain situations, could result in LIBOR no longer being determined and published. Furthermore, there is no guarantee that a transition from LIBOR to an alternative reference interest rate will not result in financial market disruptions or significant increases in benchmark rates, or borrowing costs to borrowers, any of which could have an adverse effect on our business, financial condition and results of operations.

Most of our credit and loan facilities and all our interest rate derivatives are linked to LIBOR. When LIBOR ceases to exist, we will need to link our new credit and loan facilities and interest rate derivatives to a different standard, and may need to amend our credit and loan facilities and interest rate derivatives based on a new standard that is established, if any. If a published LIBOR rate is unavailable, the interest rates on our credit and loan facilities and interest rate derivatives which are indexed to LIBOR will be determined using various alternative methods, any of which may result in interest obligations which are more than or do not otherwise correlate over time with the payments that would have been made on such debt or derivatives if LIBOR was available in its current form. Any of these proposals or consequences could have a material adverse effect on our financing costs, and as a result, our financial condition, operating results and cash flows.

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

Since March 2020, we have entered into derivative contracts to economically hedge our exposure to interest rate risk, and we may enter into additional derivative contracts in the future. We effectively hedged the interest rate exposure of 44% of our loans outstanding as of December 31, 2020, which bear interest at LIBOR. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant losses. The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs.

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

We generate substantially all of our revenues in U.S. dollars, but in 2020 we incurred approximately 28.3% of our vessel operating expenses in currencies other than the U.S. dollar, of which 53.0% was denominated in Euros. In addition, we incurred the majority of our management fees in Euros, and this will continue in the future. In June 2018, we issued preferred shares to an unaffiliated investor in one of our subsidiaries. These preferred shares were denominated in Japanese yen. In February 2021, our subsidiary exercised its right to redeem such preferred shares, which were redeemed in February 2021. In the future we may issue again preferred shares denominated in currencies different than U.S. dollar. As of December 31, 2020, all of our indebtedness was denominated in U.S. dollars, as well as the amounts due under the memoranda of agreement for the acquisition of the two newbuild vessels currently in our orderbook. We have historically entered into shipbuilding contracts and purchase of vessels whereby part of the contract price was payable in Japanese yen and Singapore dollars. Also, new credit facilities and financing agreements, purchase of vessels or newbuild contracts may be denominated in or permit conversion into currencies other than the U.S. dollar. The use of different currencies could lead to fluctuations in our net income due to changes in the value of the U.S. dollar relative to other currencies, in particular the Euro and the Japanese yen. We have not hedged our overall currency exposure, and, as a result, our results of operations and financial condition, denominated in U.S. dollars, and our ability to pay dividends, could suffer.

Restrictive covenants in our existing credit facilities and financing agreements impose, and any future credit facilities and financing agreements will impose, financial and other restrictions on us, and any breach of these covenants could result in the acceleration of our indebtedness and foreclosure on our vessels.

We have substantial indebtedness. As of December 31, 2020, we had $616.2 million outstanding under our credit facilities and financing agreements.

Our existing credit facilities and financing agreements impose, and any future credit facility and financing agreement will impose, operating and financial restrictions on us. These restrictions generally limit our ability to, among other things:

•pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend;

•enter into certain long-term charters without the lenders’ consent;
•incur additional indebtedness, including through the issuance of guarantees;
•change the flag, class or management of the vessel mortgaged under such facility or terminate or materially amend the management agreement relating to such vessel;
•create liens on their assets;
•make loans;
•make investments;
•make capital expenditures;
•undergo a change in ownership or control or permit a change in ownership and control of our Managers;
•sell the vessel mortgaged under such facility; and
•change our chief executive officer.
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

Certain of our existing credit facilities require our subsidiaries to maintain financial ratios and satisfy financial covenants. Depending on the credit facility, certain of our subsidiaries are subject to financial ratios and covenants requiring that these subsidiaries:

•ensure that the market value of the vessel mortgaged under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below 105%, 115% or 120%, as the case may be (the “Minimum Value Covenant”);
•maintain at all times a minimum cash balance per vessel with the respective lender from $150,000 to $1,000,000 as the case may be; and
•ensure that we comply with certain financial covenants under the guarantees described below.
In addition, under our loan agreements or under guarantees we have entered into with respect to certain of our subsidiaries’ credit facilities, we are subject to financial covenants. Depending on the facility, these financial covenants include the following as of March 15, 2021:

•our total consolidated liabilities divided by its total consolidated assets (based on the market value of all vessels owned taking into account their employment, and the book value of all other assets), must not exceed 85% (the “Consolidated Leverage Covenant”);
•our total consolidated assets (based on the market value of all vessels owned taking into account their employment, and the book value of all other assets) less its total consolidated liabilities must not be less than $150 million (the “Net Worth Covenant”);
•our ratio of its EBITDA over consolidated interest expense must not be less than 2.0:1, on a trailing 12 months’ basis (the “EBITDA Covenant”);
•our consolidated debt in relation to the vessels owned by the respective Subsidiaries as of December 2019 must not exceed $630 million (the “Maximum Debt Covenant”);
•a minimum of 30% or 35%, as the case may be, of our voting and ownership rights shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities and in the case of one facility Polys Hajioannou beneficially holds a minimum of 20% of the voting and ownership rights (the “Control Covenant”): and
•payment of dividends is subject to no event of default having occurred and be continuing or would occur as a result of the payment of such dividends.
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

There may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends based upon, among other things:

•the rates we obtain from our charters as well as the rates obtained upon the expiration of our existing charters;
•the level of our operating costs;
•the level of our general and administrative costs;
•the number of unscheduled off-hire days and the timing of, and number of days required for, scheduled drydocking of our ships;
•vessel acquisitions and related financings;
•level of indebtedness;
•restrictions in our loan and credit facilities and in any future debt facilities;
•prevailing global and regional economic and political conditions;
•the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;
•the amount of cash reserves established by our board of directors; and
•restrictions under Marshall Islands and Liberian law.
We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, if any. Our growth strategy contemplates that we will finance the acquisition of our contracted newbuilds or selective acquisitions of second-hand vessels through a combination of cash on hand, our operating cash flow and debt financing or equity financing. If financing is not available to us on acceptable terms, our board of directors may decide to finance or refinance such acquisitions with a greater percentage of cash from operations to the extent available, which would reduce or even eliminate the amount of cash available for the payment of dividends. We may also enter into other agreements that will restrict our ability to pay dividends.

Under the terms of certain of our existing credit facilities, we are not permitted to pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend. We expect that any future credit facilities will also have restrictions on the payment of dividends. In addition, cash dividends on our Common Stock are subject to the priority of dividends on the 2,300,000 shares of Series C Preferred Shares issued May 2014 and 3,200,000 shares of Series D Preferred Shares issued June 2014, of which 2,297,504 and 3,195,050 shares, respectively, were outstanding as of December 31, 2020.

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

Pursuant to our management agreements with our Managers (the “Management Agreements”), our Managers provide us with technical, administrative and commercial services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance, financial services and office space) and our executive officers. Our operational success depends significantly upon our Managers’ satisfactory performance of these services. Our business would be harmed if our Managers failed to perform these services satisfactorily. In addition, if either of the Management Agreements were to be terminated, expire or if their terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our Management Agreements.

Our ability to compete for and enter into charters and to expand our relationships with our existing charterers will depend largely on our relationship with our Managers and their reputation and relationships in the shipping industry. If our Managers suffer material damage to their reputation or relationships, it may harm our ability to:

•renew existing charters upon their expiration;
•obtain new charters;
•successfully interact with shipyards during periods of shipyard construction constraints;
•obtain financing on commercially acceptable terms;
•maintain satisfactory relationships with our charterers and suppliers; and
•successfully execute our business strategies.
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

Our chief executive officer, Polys Hajioannou, controls both of our Managers. The Hajioannou family (including Polys Hajioannou), directly and through entities controlled by the Hajioannou family, owns approximately 48.93% of our outstanding Common Stock as of March 15, 2021 (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” for more information). These relationships could create conflicts of interest between us, on the one hand, and our Managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies affiliated with our Managers or our chief executive officer. To the extent we elect not to exercise our right of first refusal with respect to any drybulk vessel that may be acquired by companies affiliated with our chief executive officer, such companies could acquire and operate such drybulk vessels in competition with us. In addition, although under our Management Agreements our Managers will be required to first provide us any chartering opportunities in the drybulk sector, our Managers are not prohibited from giving preferential treatment in other areas of its management to vessels that are beneficially owned by related parties. In addition, under our restrictive covenant arrangements with Mr. Hajioannou and certain entities affiliated with him, he and such entities may own, operate or finance a maximum of eight drybulk vessels on the water at any one time or enter into an unlimited number of contracts with shipyards for newbuild drybulk vessels as part of his estate or family planning. Any such drybulk vessels are not required to be managed by either of our Managers, and Mr. Hajioannou and his related entities are not required to first provide chartering opportunities to us with respect to such vessels. These conflicts of interest may have an adverse effect on our business, financial condition and results of operations.

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

Our future success depends, to a significant extent, upon our chief executive officer, Polys Hajioannou, and certain other members of our senior management and of our Managers. Polys Hajioannou has substantial experience in the drybulk shipping industry and for 32 years has worked with us, our Managers and their predecessor. He and other members of our senior management and of our Managers manage our business and their performance is crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us or our

Managers, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition could suffer. We do not maintain, and do not intend to maintain, “key man” life insurance on any of our executive officers.

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

From time to time, vessels in our fleet have called and/or may call on ports located in countries identified by the United States government as state sponsors of terrorism and subject to United States economic sanctions. From January 1, 2005 through December 31, 2011, vessels in our fleet made 20 calls on ports in Iran and three calls on ports in Syria out of a total of 2,327 calls on worldwide ports. From January 1, 2012 through December 31, 2015, vessels in our fleet did not make any calls on ports in Iran or Syria. From January 1, 2016 through December 31, 2016, vessels in our fleet made three calls on ports in Iran and no calls on ports in Syria out of a total of 750 calls on worldwide ports. From January 1, 2017 through December 31, 2017, vessels in our fleet made four calls on ports in Iran and no calls on ports in Syria out of a total of 712 calls on worldwide ports. From January 1, 2018 through December 31, 2018, vessels in our fleet made five calls on ports in Iran and no calls on ports in Syria out of a total of 731 calls on worldwide ports. From January 1, 2019 through December 31, 2019, vessels in our fleet made ten calls on ports in Iran and no calls on ports in Syria out of a total of 773 calls on worldwide ports. From January 1, 2020 through December 31, 2020, vessels in our fleet did not made any calls on ports in Iran and Syria out of a total of 809 calls made on worldwide ports. Iran and Syria are identified by the United States government as state sponsors of terrorism. Although these designations and controls do not prevent our vessels from making calls on ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our Common Stock. Investor perception of the value of our Common Stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

As of March 15, 2021, the Hajioannou family (including our chief executive officer, Polys Hajioannou) owns approximately 48.93%, of our outstanding Common Stock (see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders” for more information). The Hajioannou family is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of the Hajioannou family may be different from yours.

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

In November 2018, one of our subsidiaries entered into a memorandum of agreement with an unaffiliated seller to acquire a Japanese-built, dry-bulk Post-Panamax class resale newbuild vessel. We had the option to finance up to 50% of the purchase price of the vessel through the issuance of our Common Stock to the seller. In November 2018, November 2019 and April 2020, we exercised our option and issued 1,441,048, 3,963,964 and 2,951,699 shares of our Common Stock respectively to the seller, to finance the first instalment of $3.3 million, the second instalment of $6.6 million and part of the third installment of $3.3 million, respectively of the purchase price of the vessel.

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

The market price of our Common Stock may be adversely affected by sales of substantial amounts of our Common Stock pursuant to our ATM Program.

In August 2020, the Company filed a prospectus supplement with the SEC and entered into a sales agreement (the “Sales Agreement”) with a sales agent (the “Sales Agent”), under which we may offer and sell shares of Common Stock from time to time up to aggregate net offering proceeds of $23,500,000 through an ATM Program. As of December 31, 2020, the Company had not offered to sell and has not sold any shares of Common Stock under the ATM Program. As of March 15, 2021, the Company had sold 3,200,457 shares of its common stock with aggregate net offering proceeds of $8.9 million under the ATM Program.

Subject to certain limitations in the Sales Agreement and compliance with applicable law, we have the discretion to deliver notices to the sales agent at any time throughout the term of the Sales Agreement. The number of shares that are sold by the Sales Agent after delivering a notice will fluctuate based on the market price of the shares of Common Stock during the sales period and limits we set with the Sales Agent. Because the sales of the shares offered hereby are made directly into the market or in negotiated transactions, the prices which we sell these shares will vary and these variations may be significant. Purchasers of the shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested. Furthermore, all of our shares of Common Stock sold in the offering will be freely tradable without restriction or further registration under the Securities Act. As a result, a substantial number of our shares of Common Stock may be sold in the public market following this offering, which may cause the market price of our Common Stock to decline. This could make it more difficult for you to sell your shares of Common Stock at a time and price that you deem appropriate and could impair our ability to raise capital through the sale of additional equity securities.

We may adopt share repurchase programs which may affect the market for our Common Stock and Preferred Shares, including affecting our share price or increasing share price volatility.

    The Company may, from time to time, repurchase Common Stock or Preferred Shares in the open market, in privately negotiated transactions or otherwise, depending upon several factors, including market and business conditions, the trading price of our Common Stock and other investment opportunities. The repurchase programs may be limited, suspended or discontinued at any time without prior notice. In June 2019, we announced a share repurchase program under which we could, from time to time, purchase up to 5,000,000 shares of Common Stock in the aggregate on the open market. In March 2020, we expanded such share repurchase program to provide for the repurchase of an additional 1,500,000 shares of Common Stock on the open market. In March 2020, we announced a preferred share repurchase program under which we could, from time to time, purchase up to 100,000 shares of each of our Series C Preferred Shares and Series D Preferred Shares on the open market. Repurchases of our Common Stock or Preferred Shares pursuant to any repurchase programs could affect our stock price and increase trading volatility. As of March 15, 2021, we have no active repurchase program for Common Stock or Preferred Shares.

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

In the future, if our Common Stock falls below the continued listing standard of $1.00 per share again or otherwise fails to satisfy any of the NYSE continued listing requirements, and if we are unable to cure such deficiency during any subsequent cure period, our Common Stock could be delisted from the NYSE. If our Common Stock ultimately were to be delisted for any reason, we could face significant material adverse consequences, including:

•limited availability of market quotations for our Common Stock;
•a limited amount of news and analyst coverage for us;
•a decreased ability for us to issue additional securities or obtain additional financing in the future;
•limited liquidity for our shareholders due to thin trading; and
•loss of preferential tax rates for dividends received by certain non-corporate United States holders, loss of “mark-to-market” election by United States holders in the event we are treated as a ''passive foreign investment company'', and loss of our tax exemption under Section 883 of the Internal Revenue Code of 1986, as amended (the “Code”) (although we believe that we will not satisfy the requirements for this exemption).
We have adopted a shareholders rights plan which could make it more difficult for a third-party to acquire us while the plan remains in effect.
We have in effect a shareholders rights plan that is intended to enable all shareholders to realize the long-term value of their investment in the Company and to protect against any person or group from gaining control of the Company through coercive or otherwise unfair takeover tactics. The shareholders rights plan is not intended to deter offers that are fair and otherwise in the best interests of the Company’s shareholders. In connection with the Company’ s adoption of the shareholders rights plan, the Company declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of our Common Stock. The Rights will be exercisable on the earlier of (1) the tenth day after the public announcement that a person or group acquires ownership of 10% or more of the Company’s Common Stock without the approval of the Board or (2) the tenth business day (or such later date as determined by the Board) after a person or group announces a tender or exchange offer which would result in that person or group holding 10% or more of the Company’s Common Stock. Polys Hajioannou, the Company’s Chairman and chief executive officer, and Nicolaos Hadjioannou are excluded persons for purposes of the shareholders rights plan and shares of our Common Stock held by Mr. Hajioannou or Mr. Hadjioannou and entities controlled by and/or affiliated or associated with Mr. Hajioannou or Mr. Hadjioannou or members or their respective families are not subject to the restrictions of the shareholders rights plan.
The Rights also become exercisable if a person or group that already beneficially owns 10% or more of our Common Stock (other than one or more of the excluded persons described above) acquires any additional shares of our Common Stock without the approval of the Board. If the Rights become exercisable, all Rights holders (other than the person or group triggering the Rights) will be entitled to acquire certain of our securities at a substantial discount. The Rights may substantially dilute the stock ownership of a person or group attempting to take over our company without the approval of the Board, and the rights plan could make it more difficult for a third-party to acquire our company or a significant percentage of our outstanding shares of Common Stock, without first negotiating with the Board.

Anti-takeover provisions in our organizational documents and Management Agreements could make it difficult for our stockholders to replace or remove our current board of directors and together with our adoption of a shareholders rights plan could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of the shares of our Common Stock.

Several provisions of our articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable. These provisions:

•authorize our board of directors to issue “blank check” preferred stock without stockholder approval;
•provide for a classified board of directors with staggered, three-year terms;
•prohibit cumulative voting in the election of directors;
•authorize the removal of directors only for cause;
•prohibit stockholder action by written consent unless the written consent is signed by all stockholders entitled to vote on the action;
•establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and
•provide that special meetings of our stockholders may only be called by the chairman of our board of directors, chief executive officer or a majority of our board of directors.
Pursuant to our shareholders rights plan any person that attempts to acquire us without the approval of our board of directors may have their shareholdings substantially diluted.

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

These anti-takeover provisions, including the provisions of our shareholders rights plan, could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our Common Stock and your ability to realize any potential change of control premium.

The amount of cash we have available for dividends on or to redeem our Preferred Shares will not depend solely on our profitability.

The actual amount of cash we will have available for dividends or to redeem our Preferred Shares will depend on many factors, including the following:

•changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•restrictions under our existing or future credit facilities or any future debt securities, including existing restrictions under our existing credit facilities on our ability to pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default and restrictions on our ability to redeem securities;
•the amount of any cash reserves established by our board of directors; and
•restrictions under the laws of the Republic of the Marshall Islands, which generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

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

Our Preferred Shares represent perpetual equity interests, they are subordinate to our debt and your interests could be diluted by the issuance of additional preferred shares, including additional Preferred Shares and by other transactions.

The Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Preferred Shares may be required to bear the financial risks of an investment in the Preferred Shares for an indefinite period of time. Our Preferred Shares are subordinate to all of our existing and future indebtedness and to any other senior securities we may issue in the future with respect to assets available to satisfy claims against us. Each series of our Preferred Shares rank pari passu with one another and any class or series of capital stock established after the original issue date of such preferred shares that is not expressly subordinated or senior to such preferred shares as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up. As of December 31, 2020, we had aggregate debt outstanding of $616.2 million, of which $81.3 million was the current portion of long term debt payable within the next 12 months. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends on or redeem preferred shares. Our articles of incorporation currently authorize the issuance of up to 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of December 31, 2020, 2,297,504 shares of Series C Preferred Shares and 3,195,050 shares of Series D Preferred Shares were issued and outstanding. Of the blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a shareholders rights plan as described under “Item 10. Additional Information—B. Articles of Incorporation and Bylaws—Shareholders Rights Plan.” The issuance of additional preferred shares on a parity with or senior to the Preferred Shares would dilute the interests of holders of such shares, and any issuance of preferred shares senior to such preferred shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Preferred Shares.

The liquidation preference amount on our Preferred Shares is fixed and Preferred shareholders will have no right to receive any greater payment regardless of the circumstances.

The payment due upon a liquidation to holders of any series of our Preferred Shares is fixed at the redemption preference of $25.00 per share plus accumulated and unpaid dividends to the date of liquidation. If, in the case of our liquidation, there are remaining assets to be distributed after payment of this amount, you will have no right to receive or to participate in these amounts. Furthermore, if the market price for our Preferred Shares is greater than the liquidation preference, Preferred shareholders will have no right to receive the market price from us upon our liquidation.

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

For a more complete discussion, see the section entitled “Item 10. Additional Information—Tax Considerations—E. United States Federal Income Tax Considerations—Taxation of Operating Income in General.”

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

Over the past 27 years under the leadership of Polys Hajioannou, we have sold or contracted to sell 16 drybulk vessels during periods of what we viewed as favorable second-hand market conditions and have contracted to acquire 51 drybulk newbuilds and seven drybulk second-hand vessels. Also under his leadership, we have expanded the classes of drybulk vessels in our fleet and the aggregate carrying capacity of our fleet has grown from 887,900 dwt prior to our initial public offering in May 28, 2008 to 3,937,000 dwt as of March 15, 2021. Information on our capital expenditure requirements are discussed in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” The quality and size of our current fleet, together with our long-term relationships with several of our charter customers, are, we believe, the results of our long-term strategy of maintaining a high quality fleet, our broad knowledge of the drybulk industry and our strong management team. In addition to benefiting from the experience and leadership of Polys Hajioannou, we also benefit from the expertise of our Managers which, along with their predecessor, have specialized in drybulk shipping since 1965, providing services to over 50 drybulk vessels. In June 2008, we completed an initial public offering of our Common Stock in the U.S. and our Common Stock began trading on the NYSE. Our principal executive office is located at Apt. D11, Les Acanthes, 6, Avenue des Citronniers MC 98000 Monaco. Our registered address in the Republic of the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960 and telephone numbers are +30 2 111 888 400 and +357 25 887 200. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that we file electronically with the SEC.

B.    Business Overview

We are an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest consumers of marine drybulk transportation services. As of March 15, 2021, we had a fleet of 43 drybulk vessels, with an aggregate carrying capacity of 3,937,000 dwt.

We employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions, with some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with relatively stable cash flow and high utilization rates, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions. We have installed 20 Scrubbers materializing financial benefits on the basis of the price differential between HFO and the Compliant fuel.

Our Fleet, Newbuilds and Employment Profile

As of March 15, 2021, our fleet comprised 43 vessels, (including a second-hand acquisition of a 2011-built Japanese, Panamax class vessel delivered to us in March 2021), of which 15 are Panamax class vessels, 10 are Kamsarmax class vessels, 14 are Post-Panamax class vessels and four are Capesize class vessels, with an aggregate carrying capacity of 3,937,000 dwt and an average age of 10.3 years.

Our orderbook consists of two Japanese newbuild vessels, a Post-Panamax and a Kamsarmax class vessel, which are scheduled to be delivered to us in the first half of 2022 and the third quarter of 2022 respectively.

We have contracted to sell two of our older Panamax class vessels, built in 2003 and 2004 scheduled to be delivered to their new owners in April and May 2021, as part of our fleet renewal plan.

Assuming consummation of the sale of two of our vessels and delivery of the two contracted to be acquired newbuild vessels in 2022, our fleet by the end of 2022, will comprise of 13 Panamax class vessels, 11 Kamsarmax class vessels, 15 Post-Panamax class vessels and four Capesize class vessels, and the aggregate carrying capacity of our 43 vessels will be 3,955,700 dwt.

The majority of vessels in our fleet have sister ships with similar specifications. We believe using sister ships provides cost savings because it facilitates efficient inventory management and allows for the substitution of sister ships to fulfill our period time charter obligations.

The table below presents additional information with respect to our drybulk vessel fleet, including our newbuilds, and their deployment as of March 15, 2021. Scrubber benefit for scrubber fitted vessels is calculated on the basis of the price differential between HFO and the Compliant fuel for the specific voyage and is either presented as part of the daily charter hire or, in cases where it cannot be defined, is not part of the stated daily charter hire.

Vessel Name	Dwt	Year Built [1]	Country of Construction	Charter Type	Charter Rate [2]	Commissions [3]	Charter Period [4]	Sister Ship [5]
CURRENT FLEET
Panamax
Maria	76,000	2003	Japan	Period	$15,875	5.00%	Mar 2021 - May 2021	A
Koulitsa	76,900	2003	Japan	Spot	BPI 74 4TC *100%	5.00%	Jan 2021 - Mar 2021
Paraskevi [13]	74,300	2003	Japan	Spot	$9,500	5.00%	Feb 2021 - Mar 2021
Vassos [13]	76,000	2004	Japan	Period	$11,750	5.00%	Jan 2021 - Apr 2021	A
Katerina	76,000	2004	Japan	Period	BPI 74 4TC * 97.5%	5.00%	Dec 2020 - Jun 2021	A
Maritsa	76,000	2005	Japan	Period	BPI 74 4TC * 97.5%	5.00%	Dec 2020 - Sep 2021	A
Paraskevi 2	75,000	2011	Japan	Spot	$23,000	5.00%	Mar 2021 - Mar 2021	B
				Period	$13,800	5.00%	May 2021 - Mar 2022
Efrossini	75,000	2012	Japan	Period	BPI 74 4TC * 101.5%	5.00%	Dec 2020 - Oct 2021	B
Zoe [10]	75,000	2013	Japan	Period	$11,650	5.00%	Sep 2020 - Jul 2021	B
Kypros Land [10]	77,100	2014	Japan	Period	$13,800	3.75%	Aug 2020 - Aug 2022	H
					BPI 82 5TC * 97% - $2,150	3.75%	Aug 2022 - Aug 2025
Kypros Sea	77,100	2014	Japan	Period	$13,800	3.75%	Jul 2020 - Jul 2022	H
					BPI 82 5TC * 97% - $2,150	3.75%	Jul 2022 - Jul 2025
Kypros Bravery	78,000	2015	Japan	Period	$11,750	3.75	Aug 2020 - Aug 2022	I
					BPI 82 5TC * 97% - $2,150	3.75%	Aug 2022 - Aug 2025
Kypros Sky [8]	77,100	2015	Japan	Period	$11,750	3.75%	Aug 2020 - Aug 2022	H
					BPI 82 5TC * 97% - $2,150	3.75%	Aug 2022 - Aug 2025
Kypros Loyalty	78,000	2015	Japan	Period	$11,750	3.75%	Jul 2020 - Jul 2022	I
					BPI 82 5TC * 97% - $2,150	3.75%	Jul 2022 - Jul 2025
Kypros Spirit [8]	78,000	2016	Japan	Period	$13,800	3.75%	Jul 2020 - Jul 2022	I
					BPI 82 5TC * 97% - $2,150	3.75%	Jul 2022 - Jul 2025
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	Spot	$9,951	5.00%	Dec 2020 - Apr 2021	C
Pedhoulas Trader	82,300	2006	Japan	Period	BPI 82 5TC * 98%	5.00%	Feb 2021 - Aug 2021	C
Pedhoulas Leader	82,300	2007	Japan	Period	BPI 82 5TC * 98%	5.00%	Dec 2020 - Jul 2021	C
Pedhoulas Commander	83,700	2008	Japan	Period	$9,950	5.00%	Jun 2020 - Jul 2021
Pedhoulas Builder	81,600	2012	China	Spot [12]	$19,514	5.00%	Mar 2021 - May 2021	D
Pedhoulas Fighter	81,600	2012	China	Period [12]	BPI 82 5TC * 98%	5.00%	Dec 2020 - Jun 2021	D
Pedhoulas Farmer [6]	81,600	2012	China	Spot [12]	$21,000	5.00%	Jan 2021 - Mar 2021	D

Vessel Name	Dwt	Year Built 1	Country of Construction	Charter Type	Charter Rate 2	Commissions 3	Charter Period 4	Sister Ship 5
Pedhoulas Cherry	82,000	2015	China	Spot [11]	$22,250	5.00%	Feb 2021 - Mar 2021	K
Pedhoulas Rose [6]	82,000	2017	China	Period [11]	$13,750	5.00%	Dec 2020 - Aug 2021
Pedhoulas Cedrus	82,000	2017	China	Period	$13,000	3.75%	Aug 2020 - May 2021
Post-Panamax
Marina	87,000	2006	Japan	Period [12]	$12,250	5.00%	Aug 2020 - Apr 2021	E
Xenia	87,000	2006	Japan	Spot [11]	$15,199	5.00%	Mar 2021 - May 2021	E
Sophia	87,000	2007	Japan	Spot [11]	$31,750	5.00%	Jan 2021 - Mar 2021	E
				Spot [12]	$27,000	5.00%	Mar 2021 - Apr 2021
Eleni	87,000	2008	Japan	Spot [11]	$23,000	5.00%	Mar 2021 - Apr 2021	E
Martine	87,000	2009	Japan	Period [12]	$15,100	5.00%	Mar 2021 - Dec 2021	E
Andreas K	92,000	2009	South Korea	Spot [11]	$32,500	5.00%	Jan 2021 - Mar 2021	F
Panayiota K 9	92,000	2010	South Korea	Spot [12]	$12,400	5.00%	Jan 2021 - Mar 2021	F
Agios Spyridonas [9]	92,000	2010	South Korea	Period [12]	$11,500	5.00%	Dec 2020 - Apr 2021	F
Venus Heritage [10]	95,800	2010	Japan	Spot [12]	$16,000	5.00%	Feb 2021 - May 2021	G
Venus History [10]	95,800	2011	Japan	Period [12]	$15,000	5.00%	Mar 2021 - Apr 2021	G
Venus Horizon	95,800	2012	Japan	Spot [11]	$26,047	5.00%	Jan 2021 - Apr 2021	G
Troodos Sun	85,000	2016	Japan	Period [12]	$16,000	5.00%	Feb 2021 - May 2021	J
Troodos Air	85,000	2016	Japan	Period [12]	$16,350	5.00%	Mar 2021 - Dec 2021	J
Troodos Oak	85,000	2020	Japan	Period	BPI 82 5TC * 109%	3.75%	June 2020 - May 2021
Capesize
Mount Troodos	181,400	2009	Japan	Period [12]	BCI * 103.5%	5.00%	April 2020 - June 2021
Kanaris	178,100	2010	China	Period [7]	$26,562	2.50%	Sep 2011 – Jun 2031
Pelopidas	176,000	2011	China	Period	$38,000	1.00%	Feb 2012 – Jan 2022
Lake Despina	181,400	2014	Japan	Period	BCI * 119%	5.00%	Feb 2021 - Jan 2022
Subtotal	3,937,000
Newbuilds
Kamsarmax
TBN Hull 1381	82,000	1H 2022	Japan
Post- Panamax
TBN Hull 11013	87,000	Q3 2022	Japan
Subtotal	169,000
TOTAL	4,106,000

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
(4)    The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of March 15, 2021, the scheduled start dates. Actual start dates and redelivery dates may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.
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
(8)    MV Kypros Sky and MV Kypros Spirit were sold and leased back in December 2019 on a bareboat charter basis for a period of eight years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.
(9) MV Panayiota K and MV Agios Spyridonas were sold and leased back in January 2020 on a bareboat charter basis for a period of six years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.
(10) MV Zoe, MV Kypros Land, MV Venus Heritage and MV Venus History were sold and leased back in November 2019, on a bareboat charter basis, one for a period of eight years and three for a period of seven and a half years, with a purchase option in favor of the Company five years and nine months following the commencement of the bareboat charter period at a predetermined purchase price.

(11) Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is included on the daily gross charter rate presented.
(12) Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is not included in the daily gross charter rate presented.
(13) Vessel agreed to be sold.

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

We intend to employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions, with some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with relatively stable cash flow and high utilization rates, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions. As of March 15, 2021, the average remaining duration of the charters for our existing fleet was 1.1 years.

Our Customers

Since 2005, our customers have included over 30 national, regional and international companies, including Bunge, Cargill, Glencore, Daiichi, Intermare Transport G.m.b.H., Energy Eastern Pte. Ltd., NYK, NS United Kaiun Kaisha, Kawasaki Kisen Kaisha, Oldendorff GmbH and Co. KG, Louis Dreyfus Armateurs, Louis Dreyfus Commodities, ArcelorMittal or their affiliates. During 2020, two of our charterers, namely Viterra B.V (ex-Glencore Agriculture B.V.) and Cargill International S.A., accounted for 26.14% of our revenues, with each one accounting for more than 10.0% of total revenues. During 2019, two of our charterers, namely Viterra B.V. and Bunge S.A., accounted for 31.40% of total revenues with each one accounting for more than 10.0% of total revenues. During 2018, two of our charterers, namely Viterra B.V. and Bunge S.A., accounted for 28.49% of total revenues. We seek to charter our vessels primarily to charterers who intend to use our vessels without sub-chartering them to third parties. A prospective charterer’s financial condition and reliability are also important factors in negotiating employment for our vessels.

Management of Our Fleet

In May 2008, we entered into a management agreement with Safety Management and in May 2015, we entered into a management agreement with Safe Bulkers Management, pursuant to which our Managers provided us with our executive officers, technical, administrative, commercial and certain other services. Each of these management agreements expired on May 28, 2018. In May 2018, we entered into new Management Agreements, pursuant to which our Managers continue to provide us with technical, administrative, commercial and certain other services. Each of the Management Agreements was effective as of May 29, 2018 and has an initial three-year term which may be extended on a three-year basis up to two times. Our arrangements with our Managers and their performance are reviewed by our board of directors. Our management team collectively referred to in this annual report as our “executive officers,” provide strategic management for our company and also supervise the management of our day-to-day operations by our Managers. Our Managers report to us and our board of directors through our executive officers. The Management Agreements with our Managers have a maximum expiration date in May 2027 and we expect to enter into new agreements with the Managers upon their expiration. The terms of any such new agreements have not yet been determined.

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

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements” for more information.

Competition

We operate in highly competitive markets that are based primarily on supply and demand. Our business fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We believe we differentiate ourselves from our competition by providing modern vessels with advanced designs and technological specifications. As of March 15, 2021, our fleet had an average age of 10.3 years. The majority of our fleet has been built in Japanese shipyards, which we believe provides us with an advantage in attracting large, well-established customers, including Japanese customers.

The drybulk sector is characterized by relatively low barriers to entry, and ownership of drybulk vessels is highly fragmented. In general, we compete with other owners of Panamax class or larger drybulk vessels for charters based upon price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel.

Crewing and Shore Employees

Our management team consists of our chief executive officer, president, chief financial officer and assistant chief financial officer, chief operating officer, chief financial controller and assistant chief financial controller, chief compliance officer and our internal auditor. Our Managers are responsible for the technical management of our fleet and therefore also handle the recruiting, either directly or through crewing agents, of the senior officers and all other crew members for our vessels. As of December 31, 2020, approximately 827 people served on board the vessels in our fleet, and our Managers employed approximately 126 people on shore.

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

For the 2021/2022 policy year, the International Group maintained a three layer GXL reinsurance program, together with an additional Collective Overspill layer, which combine to provide commercial reinsurance cover of up to $3.1 billion per vessel per incident, comprising of reinsurance for all claims of up to $2.1 billion per vessel per incident in excess of the $100.0 million insured by the Pool and an additional $1.0 billion in excess of the aforesaid $2.1 billion per vessel per incident in respect of claims for overspill.

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

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years. The maintenance of class, regular and extraordinary surveys of a vessel’s hull and machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•Annual Surveys. For oceangoing vessels, annual surveys are conducted for their hulls and machinery, including the electrical plants, and for any special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.
•Intermediate Surveys. Extended annual surveys are referred to as “intermediate surveys” and typically are conducted on the occasion of the second or third annual survey after commissioning and after each class renewal.
•Class Renewal / Special Surveys. Class renewal surveys, also known as “special surveys,” are more extensive than intermediate surveys and are carried out at the end of each five-year period. During the special survey the vessel is thoroughly examined, including thickness-gauging to determine any diminution in the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. It may be expensive to have steel renewals pass a special survey if the vessel is aged or experiences excessive wear and tear. A vessel owner has the option of arranging with the classification society for the vessel’s machinery to be on a continuous survey cycle, according to which all machinery would be surveyed within a five-year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class.
Vessels are drydocked during intermediate and special surveys for repairs of their underwater parts. Intermediate surveys may not be required for vessels under the age of 15 years. If “in water survey” notation is assigned by class, as is the case for our vessels, the vessel owner has the option of carrying out an underwater inspection of the vessel in lieu of drydocking, subject to certain conditions. In the event that an “in water survey” notation is assigned as part of a particular intermediate survey, drydocking would be required for the following special survey thereby generally achieving a higher utilization for the relevant vessel. Drydocking can be undertaken as part of a special survey if the drydocking occurs within 15 months prior to the special survey due date. Special survey may be extended under certain provisions for a period of up to three months from their due date. BWTS and Scrubber installations and vessels' upgrades are usually undertaken concurrently with the scheduled drydocking. A detailed schedule of expected drydockings and special surveys is provided in the following table:

Vessel Name	Drydocking/BWTS/Scrubber(1)	Special Survey(2)
Maria (3)	January 2021	April 2023
Pedhoulas Merchant (3),(4)	March 2021	March 2021
Koulitsa(3)	June 2021	April 2023
Paraskevi 2	April 2021	April 2021
Venus Horizon (3), (4)	July 2021	February 2022
Kypros Spirit (3),(4)	July 2021	July 2021
Venus History (3), (4)	September 2021	September 2021
Pelopidas (3),(4),(5)	November 2021	November 2021
Pedhoulas Leader (3),(4)	November 2021	February 2022
Pedhoulas Rose (3)	January 2022	January 2022
Pedhoulas Fighter (3), (4)	January 2022	August 2022
Efrossini (3),(4)	February 2022	February 2022
Pedhoulas Farmer (3), (4)	February 2022	September 2022
Pedhoulas Builder (3), (4)	March 2022	May 2022
Sophia (3), (4)	March 2022	June 2022
Katerina (3)	May 2022	May 2024
Eleni (3)	November 2022	November 2023
Marina (3)	December 2022	January 2021
Lake Despina (3)	December 2022	January 2024
Maritsa (3)	January 2023	January 2025
Xenia (3),	April 2023	April 2021
Troodos Oak (3)	April 2023	April 2025
Pedhoulas Commander (3)	May 2023	May 2023
Kanaris (3)	June 2023	March 2025
Pedhoulas Cedrus (3)	June 2023	June 2023
Kypros Bravery (3)	July 2023	January 2025
Kypros Loyalty (3)	July 2023	June 2025
Zoe (3)	July 2023	July 2023
Kypros Sky (3)	August 2023	March 2025
Andreas K (3)	August 2023	August 2024
Pedhoulas Cherry (3)	August 2023	July 2020
Xenia (3)	September 2023	April 2021
Pedhoulas Trader (3)	September 2023	May 2021
Panayiota K (3)	October 2023	April 2020
Kypros Land (3)	December 2023	January 2024
Kypros Sea (3)	January 2024	March 2024
Martine (3)	January 2024	February 2024
Agios Spyridonas (3)	January 2024	January 2025
Mount Troodos (3)	March 2024	November 2024
Venus Heritage (3)	March 2024	December 2025
Troodos Sun (3)	April 2024	January 2021
Troodos Air (3)	May 2024	March 2021
(1) Scheduled date for initiation of a drydocking, BWTS retrofit and/or Scrubber retrofit.
(2) Special survey date.
(3) Drydocking.
(4) BWTS retrofit.
(5) Scrubber retrofit.

Failure to timely complete repairs, surveys, or dry-dockings may affect our results of operations.

Following a survey, if any defects are found, the classification surveyor will issue a “recommendation or condition of class” which must be rectified by the vessel owner within the prescribed time limits.

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

Regulations: Safety and the Environment

General

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

These laws and regulations include regulations imposed by the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, such as the International Convention for Prevention of Pollution from Ships (“MARPOL”), the International Convention for Safety of Life at Sea (“SOLAS”), International Convention for the Control and Management of Ships’ Ballast Water and Sediments (“BWM Convention”) and in general implementing all related regulations adopted by the IMO, the E.U. and other international, national and local regulatory bodies in the jurisdictions where our vessels travel and in the ports where our vessels call. In the U.S., the requirements include OPA 90, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Clean Water Act (“CWA”) and U.S. Clean Air Act (“CAA”). Compliance with these environmental protection requirements has imposed significant cost and expense, including the cost of vessel modifications and implementation of certain operating procedures.

Our fleet complies with all current requirements. However, we incurred significant vessel modification expenditures in 2019 and 2020 mainly in BWTS and Scrubbers and we anticipate to incur additional expenditures in the current or subsequent fiscal years to comply with certain requirements, including mainly the installation of BWTS on vessels that have not yet been installed, one additional Scrubber and the environmental upgrading of certain vessels in relation to existing and forthcoming GHG emission regulations.

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

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (such as the U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry), charterers and terminal operators. Certain of these entities require us to obtain permits, licenses, financial assurances and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals or identification of deficiencies during inspections could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the drybulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize efficiency, operational safety, quality maintenance, reduced environmental footprint, continuous training of our officers and crews and compliance with U.S. and international regulations. Our Managers and our vessels are certified in accordance with ISO 14001 and ISO 50001 relating to environmental standards and energy efficiency. Moreover we have obtained additional class notation for most of our fleet for the prevention of sea and air pollution while we are in the process of obtaining such class notation for the remaining vessels. We believe that the operation of our vessels is in substantial compliance with all environmental laws and regulations applicable to us as of the date of this annual report. However, because such laws and regulations are subject to frequent change and may impose increasingly stricter requirements, such future requirements could limit our ability to do business, increase our operating costs, force the early retirement of our vessels and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

IMO and Other Related Regulations

IMO and other related regulations may affect our operations, impose restrictions on our vessels, or require additional investments. For example various jurisdictions have regulated or are considering the further regulation of GHG emissions from vessels and emissions of sulfur and nitrogen oxides. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our business, financial condition and results of operations. Because such conventions, laws and regulations are often revised, or the required additional measures for compliance are still under development, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. We are also required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations.

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

Such regulations are presented in the following paragraphs:

Nitrogen and Sulfur Oxide Emission Regulations: MARPOL regulates the transportation of marine pollutants and imposes standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea.

In 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Annex VI became effective in 2005, and sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of marine fuels and allows for the establishment of Emission Control Areas (“ECAs”) with more stringent controls on sulfur emissions. Presently, designated ECAs include specified areas of North America, the Caribbean, the North Sea and the Baltic Sea. In 2008, the IMO Marine Environment Protection Committee (“MEPC”) adopted amendments to Annex VI regarding particulate matter, nitrogen oxides and sulfur oxide emissions. These amendments, which entered into force in 2010, are designed to reduce air pollution from vessels by, among other things, (i) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation and (ii) implementing a progressive reduction of sulfur oxide emissions from ships:

(i) Control of Nitrogen Oxides

Nitrogen oxides emission regulations require the installation of advanced Tier III engines in newbuilds and modifications are not expected to be required in existing vessels.

(ii) Control of Sulfur Oxides

A global 0.5% sulfur cap on marine fuels came into force on January 1, 2020, as agreed in amendments adopted in 2008 for Annex VI to MARPOL. reducing the previous sulfur cap of 3.5%. Vessels may use either Compliant Fuel or HFO if they are equipped with Scrubbers. The viability of Scrubber investments mainly depends on the price differential between Compliant Fuels which usually are more expensive and HFO. The use of Compliant Fuels during 2020 has raised concerns in relation to excess wear of piston liners and fuel pumps. On the other hand shortage of HFO in certain ports has been experienced as only a small percentage of the global fleet is equipped with Scrubbers and the trading of HFO may not be economical to fuel suppliers. Furthermore, restrictions of effluents from Scrubbers have been or are considered to be imposed in various jurisdictions, mainly in ports, which may affect the viability of such investments.

In response to sulfur oxides emissions regulations, we have installed Scrubbers in 20 of our vessels and we expect to install one additional Scrubber in 2021. In all vessels the Company had introduced critical spares inventory on board in order to secure smooth operation and compliance with existing regulations. If the price differential between Compliant Fuels and HFO is narrower than expected due to among other things, a drop in oil prices and/or a reduced demand for oil, then we may not realize any return, or we may realize a lower return on our investment in Scrubbers than that which we expected, which could have a material adverse effect on our results of operations, cash flows and financial position. Conversely, if the price differential between Compliant Fuels and HFO is wider than expected, about half of our vessels that will not be equipped with Scrubbers may face difficulties in competing with vessels equipped with Scrubbers, which could have a material adverse effect on our results of operations, cash flows and financial position.

Reduced limits of sulfur content of fuel oil for ECA passage are implemented, resulting to the use of lighter fuels, namely low sulfur marine gas oil with a maximum sulfur content of 0.1% ("MGO"). Additional or new requirements, conventions, laws or regulations, including the adoption of additional ECAs, or other new or more stringent emissions requirements adopted by the IMO, the E.U., the U.S. or individual states, or other jurisdictions in which we operate, could require vessel modifications or otherwise increase the costs of our operations. All our vessels may use MGO for ECA passage and the Scrubber-fitted vessels which use HFO are able to reduce the sulfur emissions of HFO to levels corresponding to 0.1% sulfur content suitable for ECA passage.

Examples of additional requirements imposed locally from time to time are: (i) the Domestic Emission Control Areas (“DECAs”) introduced by China, in 2015, which have designated the Pearl River Delta, the Yangtze River Delta and the Bohai-Rim Area (Beijing, Tianjin and Hebei) as areas where vessels navigating, berthing and operating are required to use Compliant Fuels. As of January 1, 2019, China expanded the scope of the DECAs to include all coastal waters within 12 nautical miles of the mainland, (ii) US Vessel General Permit (the “VGP”) areas. Our Scrubbers do not operate in such areas.

Greenhouse Gas Regulation – United Nations Framework Convention on Climate Change: In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015 contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. In January 2021, the U.S. President announced that the United States intended to rejoin the Paris Agreement. A new treaty may be adopted in the future that includes restrictions on shipping emissions. International and multinational bodies or individual countries also may adopt their own climate change regulatory initiatives. The IMO recently announced its intention to develop reduction measures for greenhouse gases from international shipping. The E.U.enacted a regulation requiring ships over 5,000 gross tons docking in E.U. ports to monitor, report and verify greenhouse gas emissions which went into effect in 2018. The United States or individual U.S. states could also enact environmental regulations that could affect our operations. These or other developments may result in regulations relating to the control of greenhouse gas emissions. Any passage of climate control legislation or other regulatory initiatives in the jurisdictions where we operate could result in financial impacts on our operations that we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events.

The European Parliament and the Council of the E.U. have adopted regulation 2015/757, the EU-MRV on the monitoring, reporting and verification of CO2 emissions from maritime transport. It entered into force on July 1, 2015 and monitoring began January 1, 2018. The maritime EU-MRV regulation applies to all merchant ships of 5,000 gross tons or above on voyages from, to and between ports under jurisdiction of E.U. member states. Companies operating the vessels will have to monitor the CO2 emissions released while in port and for any voyages to or from a port under the jurisdiction of an E.U. member state and to keep records on CO2 emissions on both per-voyage and annual bases. Furthermore, as of January 1, 2018, our vessels began monitoring and reporting CO2 emissions pursuant to the IMO DCS regulation, which is part of the IMO’s efforts to reduce GHG emissions from ships by 50% by 2050 compared to 2008. On February 4, 2019, the European Commission tabled a proposal concerning the amendment of the EU-MRV. The main objective of the proposal was to amend the EU-MRV in order to take account of the new IMO DCS for fuel oil consumption of ships that was introduced by the IMO in March 2018. As part of the IMO’s efforts to reduce GHG emissions from ships, an initial IMO GHG strategy envisaged a reduction in carbon intensity of international shipping (a 40 % reduction of average CO2 emissions per transport work by 2030 and a 70 % reduction by 2050, compared to 2008) and a 50 % reduction in total annual GHG emissions from international shipping by 2050, compared to 2008. The globally applicable IMO DCS system, currently runs in parallel with the EU-MRV, thus duplicating regulation for shipping companies whose ships sail both inside and outside the EU. EU recently included international carbon emissions from the maritime sector in the EU emissions trading system. These monitoring and reporting processes adopted by the EU-MRV and the IMO DCS regulations is considered to be part of a market-based mechanism for a carbon tax to be adopted.

The MEPC has adopted the EEDI for newbuild vessels, which requires a minimum energy efficiency level per capacity mile (e.g. tonne mile) for different vessel type and size segments, mandating an up to 30% improvement in design performance depending on vessel type and size. The EEDI provides a specific figure for an individual vessel design, expressed in grams of CO2 per ship's capacity-mile (the smaller the EEDI the more energy efficient vessel design) and is calculated by a formula based on the technical design parameters for a given ship. Since 1 January 2013, following an initial two year EEDI Phase 0, new vessel design needs to meet the reference level for their vessel type. The CO2 reduction level (grams of CO2 per tonne mile) for the Phase 1 was set to 10% and will be tightened every five years (20% for Phase 2 and 30% for Phase 3) to keep pace with technological developments of new efficiency and reduction measures. Reduction rates have been established until the period 2025 and onwards (Phase 3) when a 30% reduction is mandated for applicable ship types calculated from a reference line representing the average efficiency for ships built between 2000 and 2010. Furthermore, research is conducted to identify and develop alternative fuels (e.g. ammonia, hydrogen, biofuels) to replace fossil fuels in future newbuild designs that will be able to meet the more stringent GHG regulations 2030 onwards, including as interim solution propulsion by dual fuel engines using liquified natural gas with HFO or Compliant Fuels.

Like the EEDI, the ‘Energy Efficiency Existing Ship Index’ (“EEXI”) is a technical or ‘design’ efficiency index which requires a vessel to achieve a required level of technical efficiency (Required EEXI) under specified reference conditions. Compliance is determined by the vessel’s design and arrangements. This means an attained EEXI can only be changed through alterations to the vessel’s design or machinery and not day to day operational action such as speed reduction or reduced cargo. In its simplest form, the attained EEXI is the vessel’s grams of CO2 emitted per capacity tonne mile under the ship specific reference conditions. This is a function of the installed engine power (kW), the specific fuel consumption of the main and auxiliary engines and a carbon factor representing the conversion of fuel to CO2, vessel capacity and vessel reference speed. The Required EEXI is the vessel’s required maximum grams of CO2 emitted by the vessel per capacity dwt tonne mile under reference conditions, given its type and capacity. To comply with the regulation, the attained EEXI for a vessel must be less than or equal to the Required EEXI.

At the MEPC that took place in November 2020, new measures were approved, affecting all existing cargo vessels with expected entry into force on January 2023 (subject to adoption at MEPC in June 2021).

The EEDI phases for newbuild vessels and its retroactive application of the EEDI to all existing and in service cargo above a certain size, known as the the EEXI, sets new technical efficiency standard for existing ships. This will impose a requirement equivalent to EEDI Phase 2 or 3 (with some adjustments) to all existing ships regardless of year of build and is intended an a one-off certification. Entry into force is expected to be in the fourth quarter of 2022, but no later than 1 January 2023. Demonstration of compliance will be required by the vessel’s first survey for the issue or endorsement of the International Air Pollution Prevention Certification, following entry into force. In addition to the upcoming EEDI Phase 3, a possible Phase 4 can be introduced later this decade, further tightening requirements for newbuilds.

Furthermore, a mandatory Carbon Intensity Indicator (“CII”) – e.g. Annual Efficiency Ratio – grams of CO2 per dwt-mile, and rating scheme is introduced, where all cargo vessels above 5,000 GT are given a rating of A to E every year. The rating thresholds will become increasingly stringent towards 2030. For ships that achieve a D rating for three consecutive years or an E rating, a corrective action plan needs to be developed as part of the Ship Energy Efficiency Management Plan (“SEEMP”) and approved. Technical specifications regarding baselines, methods of calculations and ship-specific requirements will be established through guidelines to be finalized and approved at MEPC in June 2021.

In addition, the SEEMP will be strengthened (Enhanced SEEMP) to include mandatory content, such as an implementation plan on how to achieve the CII targets, and making it subject to approval. These new requirements for existing ships will be reviewed by the end of 2025, with particular focus on the enforcement of the carbon intensity rating requirements.

GHG reduction measures adopted, or further additional measures to be adopted by the IMO, EU and other jurisdictions for reaching 2030 goals may impose operational and financial restrictions, carbon tax or an emission trading system on less efficient vessels starting from 2023, gradually affecting younger vessels, even newbuilds after 2030, reducing their trade and competitiveness, increasing their environmental compliance costs, imposing additional energy efficiency investments, or even making such vessels obsolete. This or other developments may result in financial impacts on our operations that we cannot predict with certainty at this time, which could have a material adverse effect on our business, financial condition and results of operations.

In response to the above GHG environmental regulations we monitor CO2 vessel emissions pursuant to the IMO DCS and EU-MRV, assessing in parallel the applicability of relevant energy efficiency measures. Furthermore, we pursue a fleet renewal strategy having entered into memoranda of agreement for the sale of two of our older vessels, built 2003 and 2004, and for the acquisition of two dry-bulk newbuild vessels with EEDI complying with IMO Phase 3 requirements.

Ballast Water Treatment System: In 2004 the IMO adopted the “BWM Convention, implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention took effect in September 2017. Many of the implementation dates in the BWM Convention had already passed prior to its effectiveness, so that the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install BWTS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before September 8, 2017 “existing vessels” and allows for the installation of a BWTS on such vessels at the first renewal survey following entry into force of the convention. In July 2017, the implementation scheme was further changed to require vessels with International Oil Pollution Prevention (“IOPP”) certificates expiring between September 8, 2017 and September 8, 2019 to comply at their second IOPP renewal. Each vessel in our current fleet has been issued a Ballast Water Management Plan Statement of Compliance by the classification society with respect to the applicable IMO regulations and guidelines. In addition, we are required to install BWTS in each vessel in our fleet during the next drydocking and as of March 15, 2021 we had 31 of our vessels equipped with U.S. Coast Guard approved BWTS and plan to install BWTS on the remaining vessels of our fleet the following years.

Polar Code: In November 2014 and May 2015, the IMO’s Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code entered into force on January 1, 2017. The Polar Code covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. Ships intending to operate in the applicable areas must have a Polar Ship Certificate. This requires an assessment of operating in said waters and includes operational limitations, additional safety equipment and plans or procedures, necessary to respond to incidents involving possible safety or environmental consequences. A Polar Water Operational Manual is also needed on board the ship for the owner, operator, master, and crew to have sufficient information regarding the ship to assist in their decision-making process. The Polar Code applies to new ships constructed after January 1, 2017. After January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate, or renewal survey. These requirements have not had and we do not expect they will have a material effect on our operations.

Discharge of garbage: The IMO adopted new guidelines in 2012 under the revised Annex V to MARPOL, which prohibit discharge of garbage into the open sea, with certain exceptions, and require vessels to dispose of garbage at port garbage reception facilities. These guidelines became effective in January 2013. These requirements have not had and we do not expect they will have a material effect on our operations.

Bunker Convention: In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention also requires registered owners of ships over 1,000 gross tons to maintain insurance in specified amounts to cover their liability for relevant pollution damage. The Bunker Convention became effective on November 21, 2008. Liability limits under the Bunker Convention were increased as of June 2015. With respect to non-ratifying states, including the United States, liability for spills and releases of oil carried as bunker in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur. The IMO also adopted a requirement, which became effective in 2011, that vessels traveling through the Antarctic region (waters south of latitude 60 degrees south) must use lower density fuel. This requirement has not had and we do not expect that it will have a material effect on our operations, which do not involve Antarctic travel.

ISM Code: The operation of our vessels is also affected by the requirements set forth in the IMO’s International Safety Management (“ISM”) Code. The ISM Code requires vessel owners or any other person, such as a manager or bareboat charterer, who has assumed responsibility for the operation of a vessel from the vessel owner and on assuming such responsibility has agreed to take over all the duties and responsibilities imposed by the ISM Code, to develop and maintain an extensive SMS that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a “Safety Management Certificate” for each vessel they operate from the government of the vessel’s flag state. The certificate verifies that the vessel operates in compliance with its approved SMS. Currently, our Managers have the requisite documents of compliance and safety management certificates for each of the vessels in our fleet for which the certificates are required by the IMO. Our Managers are required to renew these documents of compliance and safety management certificates every five years. Compliance is externally verified on an annual basis for the Managers and between the second and third years for each vessel by the applicable flag state.

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

The Maritime Labour Convention: The International Labour Organization’s Maritime Labour Convention was adopted in 2006 (“MLC 2006”). The basic aims of the MLC 2006 are to ensure comprehensive worldwide protection of the rights of seafarers (the MLC 2006 is sometimes called the Seafarers’ Bill of Rights) and, to establish a level playing field for countries and ship owners committed to providing decent working and living conditions for seafarers, protecting them from unfair competition on the part of substandard ships. The MLC 2006 was ratified on August 20, 2012, and all our vessels were certified by August 2013, as required. The MLC 2006 requirements have not had, and we do not expect that the MLC 2006 requirements will have, a material effect on our operations.

U.S. Regulations

The U.S. Oil Pollution Act of 1990: OPA 90 established an extensive regulatory and liability regime for the protection of the environment from oil spills and cleanup of oil spills. OPA 90 applies to discharges of any oil from a vessel, including discharges of fuel and lubricants. OPA 90 affects all owners and operators whose vessels trade in the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’ territorial sea and its two hundred nautical mile exclusive economic zone. While our vessels do not carry oil as cargo, they do carry lubricants and fuel oil (“bunkers”), which subjects our vessels to the requirements of OPA 90.

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

Effective December 21, 2015, the U.S. Coast Guard adopted regulations that adjust the limits of liability of responsible parties under OPA 90 and established a procedure for adjusting the limits for inflation every three years. Effective November 12, 2019, those limits were adjusted to the greater of $1,200 per gross ton or $997,100 per non-tank vessel. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. As a result of the oil spill in the Gulf of Mexico resulting from the explosion of the Deepwater Horizon drilling rig, bills have been introduced in the U.S. Congress to increase the limits of OPA liability for all vessels, including tanker vessels.

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

The U.S. Comprehensive Environmental Response, Compensation, and Liability Act: CERCLA applies to spills or releases of hazardous substances other than petroleum or petroleum products, whether on land or at sea. CERCLA imposes joint and several liability, without regard to fault, on the owner or operator of a ship, vehicle or facility from which there has been a release, and on other specified parties. Liability under CERCLA is generally limited to the greater of $300 per gross ton or $0.5 million per vessel carrying non-hazardous substances ($5.0 million for vessels carrying hazardous substances), unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited. As described above, owners and operators of vessels must establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under CERCLA.

The U.S. Clean Water Act: The CWA prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. It also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recently enacted OPA 90 and CERCLA, discussed above. The U.S. Environmental Protection Agency (“EPA”) regulates the discharge in U.S. ports of ballast water and other substances incidental to the normal operation of vessels. Under EPA regulations, commercial vessels greater than 79 feet in length are required to obtain coverage under the National Pollutant Discharge Elimination System (“NPDES”) the VGP to discharge ballast water and other wastewater into U.S. waters by submitting a Notice of Intent (a “NOI”). The VGP requires vessel owners and operators to comply with a range of best management practices and reporting and other requirements for a number of incidental discharge types and incorporates current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements. We have submitted NOIs for our vessels operating in U.S. waters and anticipate incurring costs to meet the requirements of the VGP. In addition, various states have enacted legislation restricting ballast water discharges and the introduction of non-indigenous species considered to be invasive. These and any similar ballast water discharge restrictions enacted in the future could increase the costs of operating in the relevant waters.

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

On December 4, 2018, the VIDA was signed into law, establishing a new framework for the regulation of vessel incidental discharges under the CWA. The VIDA requires the EPA to develop performance standards for those discharges within two years of enactment and requires the U.S. Coast Guard to develop implementation, compliance and enforcement regulations within two years of the EPA’s promulgation of standards. Under the VIDA, all provisions of the 2013 VGP will remain in force and effect until the U.S. Coast Guard’s regulations are finalized. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking – Vessel Incident Discharge National Standards of Performance in the Federal Register for public comment. The comment period closed on November 25, 2020.

U.S. Air Emission Requirements: In 2008, the U.S. ratified the amended Annex VI of MARPOL, addressing air pollution from ships, which went into effect in 2009. In December 2009, the EPA announced its intention to publish final amendments to the emission standards for new marine diesel engines installed on ships flagged or registered in the U.S. that are consistent with standards required under recent amendments to Annex VI of MARPOL. The regulations include near-term standards that began in 2011 for newly built engines requiring more efficient use of engine technologies in use today and long-term standards that began in 2016 requiring an 80 percent reduction in nitrogen oxide emissions below current standards. The CAA also requires states to adopt State Implementation Plans (“SIPs”) designed to attain air quality standards. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.

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

Inventory of Hazardous Materials

Hong Kong Convention: On May 15, 2009, the IMO adopted the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009 (the “Hong Kong Convention”). The Hong Kong Convention will enter into force two years after it has been ratified by 15 states representing 40% of the world fleet. The Hong Kong Convention has not yet entered into force. One of the key requirements of the Hong Kong Convention will be for ships over 500 gross tonnes operating in international waters to maintain an Inventory of Hazardous Materials (an “IHM”). Only warships, naval auxiliary and governmental, non-commercial vessels are exempt from the requirements of the Hong Kong Convention. The IHM has three parts:

•Part I - hazardous materials inherent in the ship’s structure and fitted equipment;

•Part II - operationally generated wastes; and

•Part III - stores.

Once the Hong Kong Convention has entered into force, each new and existing ship will be required to maintain Part I of IHM.

E.U. Ship Recycling Regulation: On November 20, 2013, the E.U. adopted Regulation (EU) No 1257/2013 (the “E.U. Ship Recycling Regulation”), which seeks to facilitate the ratification of the Hong Kong Convention and sets forth rules relating to vessel recycling and management of hazardous materials on vessels. In addition to new requirements for the recycling of vessels, the E.U. Ship Recycling Regulation contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The E.U. Ship Recycling Regulation applies to vessels flying the flag of an E.U. member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, a vessel flying the flag of a third country will be required, among other things, to have on board an IHM that complies with the requirements of the E.U. Ship Recycling Regulation and the vessel must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel’s flag verifying the inventory. The E.U. Ship Recycling Regulation took effect on non-E.U.-flagged vessels calling on E.U. ports of call beginning as of December 31, 2020.

Vessel Security Regulations

Several initiatives have been implemented to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (the “MTSA”) came into effect. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the U.S. Similarly, in December 2002, amendments to SOLAS created a chapter of the convention dealing specifically with maritime security. This chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code (the “ISPS Code”). Among the various requirements are:

•on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;
•on-board installation of ship security alert systems;
•the development of vessel security plans; and
•compliance with flag state security certification requirements.
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

Cyber Security

Recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicate that cyber security regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cyber security threats. The Maritime Safety Committee, at its 98th session in June 2017, adopted Resolution MSC.428(98) - Maritime Cyber Risk Management in Safety Management Systems. The resolution encouraged administrations to ensure that cyber risks are appropriately addressed in existing safety management systems (as defined in the ISM Code) no later than the first annual verification of the company's Document of Compliance after January 1, 2021. In response to the above cyber security resolution we performed a cyber security risk assessment for our vessels and implemented next generation firewall and incident reporting for the majority of the vessels in our fleet, while we are in the process of concluding such implementation for the remaining vessels. We also incorporated the cyber risk management system into the ship management system (SMS) for all vessels in our fleet.

Coronavirus Outbreak

As of March 2020, the outbreak of the 2019-nCoV has been declared a pandemic by the World Health Organization. The 2019-nCoV has resulted in globally reduced industrial activity with lower demand for cargoes such as iron ore and coal, contributing to lower drybulk rates in 2020. The outbreak of the 2019-nCoV in China and other countries in early 2020, led to a number of countries, ports and organizations to take measures against its spread, such as quarantines and restrictions on travel. Such measures were taken initially in Chinese ports, where we conduct a large part of our operations, and gradually expanded to other countries globally covering most ports where we conduct business. These measures have and to the extent that the pandemic is not controlled may continue to cause trade disruptions due to, among other things, the unavailability of personnel, increased risks to our crew and personnel's well being and operations and delays and increased expenses in substituting crew members. We operate in a sector of the economy that has been and to the extent that the pandemic is not controlled may continue to be adversely impacted by the effects of trade disruptions due to the spread of the 2019-nCoV. Such trade disruptions had adversely affected the level of imports to and exports from China and other countries, which in turn had adversely affected the demand for our services, our business and results of operations, dry bulk shipping rates and the international shipping industry as a whole. The global slowdown of manufacturing as a result of 2019-nCov, also reflected in the GDP drop by 3.5% in 2020 according to the international monetary fund (“IMF”) data, had an impact on the global supply chain along with a consequential impact on construction projects and other downstream industries which had an adverse effect on our business. Disruption had spread to other markets, including key dry bulk and other commodity markets (e.g., copper, iron ore, zinc, nickel and lithium). Our business and the drybulk shipping industry as a whole had been impacted not only from a reduced demand for drybulk shipping services, but also from a reduced workforce and delays of crew changes as a result of quarantines applicable in several countries and ports, delays of vessels as a result of port checks due to cases, or suspected cases, of the 2019-nCoV amongst crew and diversion of vessels to ports where crew changes continued to take place.

Furthermore, scheduled dry-dockings, annual and intermediate surveys and unscheduled ship repairs and upgrades, have been delayed as a result of the impact of the 2019-nCoV outbreak on the repair yard workforce and the availability and transportation ability of technical teams to attend vessels. Any such delays or any failures to conduct repairs or upgrades, drydockings or surveys in a timely manner may affect our results of operations. Difficulties have also been presented in relation to secondhand vessel acquisitions and vessel sales deliveries. The Company has entered into agreements for the sale of two of its older vessels, and these sales are expected to be consummated during the next few months. Any delays in the consummation of the sale caused by the 2019-nCoV outbreak could lead to the cancellation of such sales. The Company has also entered into agreements for the acquisition of two newbuilds with delivery in 2022. If the pandemic continues in 2022 and similar restrictive measures are adopted for its control the following year, delays may be expected in relation to the deliveries of our newbuilds and our newbuild program, which will affect our results of operations and our financial condition.

The extent and duration to which the 2019-nCoV outbreak and measures taken in response thereto may continue to negatively impact our business, financial performance and operating results, remain largely uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the severity and transmission rate of the various new 2019-nCoV types, the effectiveness of the vaccines, the extent to which vaccines are available to our crew, and the effectiveness of the containment actions taken, including travel and cargo restrictions, and the impact of these and other factors on the shipping industry as a whole. As a result, it is not possible to ascertain the overall impact of the 2019-nCoV on our business. However, the occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the 2019-nCoV and any new virus wave, could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and our ability to pay dividends.

Disclosure of Activities Pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran. Disclosure is required even where the activities, transactions or dealings are conducted in compliance with applicable law. Provided in this section is information concerning the activities of us and our affiliates that occurred in 2020 and which we believe may be required to be disclosed pursuant to Section 13(r) of the Exchange Act.

In 2020, our vessels did not make any port calls to Iran.

Our charter party agreements for our vessels restrict the charterers from calling in Iran in violation of E.U., U.S. or United Nation sanctions and that has not been authorized by the Office of Foreign Assets Control of the U.S. Department of the Treasury. There can be no assurance that our vessels will not, from time to time in the future on charterer’s instructions, perform voyages which would require disclosure pursuant to Exchange Act Section 13(r).

On January 16, 2016, the U.S. and the E.U. lifted nuclear-related sanctions on Iran through the implementation of the Joint Comprehensive Plan of Action (“JCPOA”) among the P5+1 (China, France, Germany, Russia, the U.K. and the U.S.), the E.U. and Iran to ensure that Iran’s nuclear program will be exclusively peaceful. All activities, transactions and dealings reported in this section occurred after the implementation of the JCPOA. However, U.S. nuclear-related sanctions have been re-imposed effective August 7, 2018 and November 5, 2018 as a result of the withdrawal of the U.S. from the JCPOA. We may charter our vessels to charterers and sub-charterers, including, as the case may be, Iran-related parties, who may make, or may sublet the vessels to sub-charterers who may make, port calls to Iran, so long as the activities continue to be permissible and not sanctionable under applicable U.S. and E.U. and other applicable laws.

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

C.    Organizational Structure

Safe Bulkers, Inc. is a holding company with 50 subsidiaries, 23 of which are incorporated in Liberia, and 27 in the Republic of the Marshall Islands, each as of March 15, 2021. Our subsidiaries are wholly-owned by us. A list of our subsidiaries as of March 15, 2021 is set forth in Exhibit 8.1 to this annual report.

D.    Property, Plant and Equipment

We have no freehold or material leasehold interest in any real property. We occupy office space at Apt. D11, Les Acanthes, 6, Avenue des Citronniers, MC98000 Monaco, where our principal executive office is established. We also occupy office space at 5th floor, 61 rue du Rhone, 1204, Geneva, Switzerland, where a representation office is established. Other than our vessels, we do not have any material property. Our vessels are subject to priority mortgages, which secure our obligations under our various credit facilities. For further details regarding our credit facilities, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities.”

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

A. Operating Results

Our operating results are largely driven by the following factors:

•Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.
•Available days. We define available days (also referred to as voyage days) as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys. Available days are used to measure the number of days in a period during which vessels should be capable of generating revenues.
•Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance. Operating days are used to measure the aggregate number of days in a period during which vessels actually generate revenues.
•Fleet utilization on ownership days. We calculate fleet utilization on ownership days by dividing the number of our operating days during a period by the number of our ownership days during that period.This measure demonstrates the percentage of time in the relevant period our vessels generate revenue. During the three years ended December 31, 2020, our average annual fleet utilization on ownership days rate was approximately 93.30%.
•Fleet utilization on available days. We calculate fleet utilization on available days by dividing the number of operating days by the number of our available days during that period. Fleet utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special surveys. During the three years ended December 31, 2020, our average annual fleet utilization on available days rate was approximately 96.17%.
•Time charter equivalent rates. We define time charter equivalent rates (“TCE rates”) as our revenues less commissions and voyage expenses during a period divided by the number of our available days during the period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We use TCE to compare period-to-period changes in our performance despite changes in the mix of charter types and it assists investors and our management in evaluating our financial performance. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.

The following table reflects our revenues, commissions, voyage expenses, time charter equivalent revenue, available days and time charter equivalent rate for the periods indicated:

	Year Ended December 31,
	2019	2020
	(in thousands of U.S. dollars except available days and time charter equivalent rate)
Revenues	$206,682	$206,035
Less commissions	8,921	7,877
Less voyage expenses	13,715	41,582
Time charter equivalent revenue	$184,046	$156,576
Available days	14,373	14,829
Time charter equivalent rate	$12,805	$10,559

•Daily vessel operating expenses. We define vessel operating expenses to include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys, tonnage taxes and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period. Our ability to control our fixed and variable expenses, including our daily vessel operating expenses, also affects our financial results. In addition, factors beyond our control can cause our vessel operating expenses to increase, including developments relating to market premiums for insurance, cost of lubricants and changes in the value of the U.S. dollar compared to currencies in which certain of our expenses are denominated, such as certain crew wages.
•Daily vessel operating expenses excluding drydocking and pre-delivery expenses. We calculate daily vessel operating expenses excluding drydocking and pre-delivery expenses by dividing vessel operating expenses excluding drydocking and pre-delivery expenses for the relevant period by ownership days for such period. This measure assists our management and investors by increasing the comparability of our performance from period to period. Drydocking expenses include costs of shipyard, paints and agent expenses, and pre-delivery expenses include initially supplied spare parts, stores, provisions and other miscellaneous items provided to a newbuild or second-hand acquisition prior to their operation, which costs may vary from period to period.
•Daily general and administrative expenses. We define general and administrative expenses to include daily management fees and daily company administration expenses as defined below. Daily vessel general and administrative expenses are calculated by dividing general and administrative expenses by ownership days for the relevant period.
•Daily management fees. We define management fees to include the fees payable to our Managers for managing our fleet. Daily management fees are calculated by dividing management fees by ownership days for the relevant period.
•Daily company administration expenses. We define company administration expenses to include expenses incurred related to the administration of our company such as legal costs, audit fees, independent directors’ compensation, listing fees to NYSE and other miscellaneous expenses. Daily company administration expenses are calculated by dividing company administration expenses by ownership days for the relevant period.

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rates, daily vessel operating expenses, daily vessel operating expenses excluding drydocking and pre-delivery expenses, daily general and administrative expenses and daily management fees for the periods indicated:

	Year ended December 31,
	2019	2020
Ownership days	14,965	15,266
Available days	14,373	14,829
Operating days	14,012	13,709
Fleet utilization on ownership days	93.63%	89.80%
Fleet utilization on available days	97.49%	92.45%
TCE rates	$12,805	$10,559
Daily vessel operating expenses	$4,582	$4,591
Daily vessel operating expenses excluding drydocking and pre-delivery expenses	$4,257	$4,226
Daily general and administrative expenses consisting of:	$1,379	$1,408
(a) Daily management fees	$1,206	$1,237
(b) Daily company administration expenses	$173	$171

Revenues

Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charter rates that our vessels earn under our charters, which, in turn, are affected by a number of factors, including:

•levels of demand and supply in the drybulk shipping industry;
•the age, condition and specifications of our vessels;
•the duration of our charters;
•our decisions relating to vessel acquisitions and disposals;
•the amount of time that we spend positioning our vessels;
•the availability of our vessels, which is related to the amount of time that our vessels spend in drydock undergoing repairs and the amount of time required to perform necessary maintenance or upgrade work; and
•other factors affecting charter rates for drybulk vessels.

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

Revenues from our period time charters comprised 80.2%, 67.7% and 48.7%, respectively, of our charter revenues for the years ended December 31, 2018, 2019 and 2020. The revenues from our spot time charters and voyage charters comprised 19.8%, 32.3% and 51.3%, respectively, of our charter revenues for the years ended December 31, 2018, 2019 and 2020.

Unearned Revenue / Accrued Revenue

Unearned revenue as of December 31, 2020 includes: (i) cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date amounting to $4.7 million and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for variable charter rates amounting to $5.1 million.

Unearned revenue as of December 31, 2019 includes: (i) cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date amounting to $1.8 million and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for variable charter rates amounting to $1.9 million.

Accrued revenue as of December 31, 2020 represents revenue in the amount of $0.6 million earned prior to cash being received in respect of charter agreements that provide for variable charter rates.

Accrued revenue as of December 31, 2019 represents revenue in the amount of $0.6 million earned prior to cash being received in respect of charter agreements that provide for variable charter rates.

Commissions

We pay commissions currently ranging up to 5.0% on our period time and spot time charters, to unaffiliated ship brokers, to brokers associated with our charterers and to our charterers. These commissions are directly related to our revenues, from which they are deducted. The amount of our total commissions to unaffiliated ship brokers and other brokers associated with our charterers and to our charterers might grow, as revenues increase due to improving market conditions and delivery of our contracted newbuild vessels, or decrease as a result of deteriorating market conditions. These commissions do not include fees we pay to our Managers, which are described under “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet.”

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

Vessel Operating Expenses

Vessel operating expenses include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys, tonnage taxes and other minor miscellaneous items. We expect that our vessel operating expenses will slowly increase in the future as our fleet grows. Our crewing costs, which are a significant part of our vessel operating expenses, may increase in the future due to the limited supply and increase in demand for well-qualified crew. Furthermore, we expect that insurance costs, drydocking, maintenance, spare parts and stores costs will increase from the levels achieved in 2020 as our vessels age. A portion of our vessel operating expenses including crew wages paid to our Greek crew members are in currencies other than the U.S. dollar. These expenses may increase or decrease as a result of fluctuation of the U.S. dollar against these currencies.

Depreciation

We depreciate our drybulk vessels on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. Second-hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Furthermore, we estimate the residual value of our vessels is equal to the product of its lightweight tonnage and estimated scrap rate, which is estimated to be $182 per light-weight ton.

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

As of December 31, 2019 and 2020, we capitalized interest amounting to $114 thousand and $184 thousand, respectively.

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

Impairment of vessels

The Company reviews for impairment its vessels held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the vessel is less than its carrying amount, we are required to evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the vessel.

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

The undiscounted projected net operating cash flows for each vessel are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent for the unfixed days, using the twelve month budgeted rates for the unchartered period of the first twelve months, the Forward Freight Agreement (“FFA”) rates for the unchartered period of the second twelve months and the most recent historical 10-year average daily rates of similar size vessels thereafter, until the end of the remaining estimated useful life of the asset, adding an estimated premium on future daily charter rates for vessels with installed Scrubbers based on an estimated price difference between the bunker fuel types, until the end of the remaining useful life of the asset, net of brokerage commissions; expected outflows for vessel operating expenses which include drydocking costs, voyage expenses and management fees. The undiscounted cash flows incorporate various factors, such as estimated future charter rates, estimated vessel operating costs, estimated vessel utilization rates, estimated remaining lives of the vessels (assumed to be 25 years from the initial delivery of each vessel from the shipyard) and estimated salvage value of the vessels based on period end ten-year historical average demolition prices per light-weight ton. In addition, the undiscounted cash flow estimates incorporate a probability weighted approach for developing estimates of future cash flows for specific vessels when alternative courses of action, including the likelihood of sale, are under consideration.

Historically, a full shipping cycle has variable duration. Since 2008, when we identified impairment indications for the first time, we have used the ten-year average of the one-year time charter rate for the computation of an estimated daily time charter rate for the unfixed days for each of our vessel types. We use the historical ten-year average, as we believe it captures on average the highs and lows of a full shipping cycle, and therefore, is considered a reasonable estimation of expected future time charter rates over the remaining useful life of our vessels.

These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

Our impairment test as of December 31, 2020, on our vessels held and used, which also involved sensitivity tests on the future time charter rates, (which is the input that is most sensitive to variations), allowing for variances ranging from 0.7% to 10.0% for eight of our vessels, and higher variations for the remaining fleet, depending on the vessel type on time charter rates from our base scenario, indicated no impairment on any of our vessels that were held and used. Although the variance of sensitivity tests on the future time charter rates is lower than that as of December 31, 2019, we believe that the shipping cycle has reached its trough based on the current FFA and spot rates for 2021, 2022 and 2023, and the period and spot time charter rates recently contracted by the Company and based on the increased fair values of our vessels subsequent to year end as compared to December 31, 2020. In particular, as of March 15, 2021, our contracted TCE rate for the remainder of 2021, calculated on the basis of all existing contracts and customary assumptions in relation to voyage expenses, was $16,870, as compared to the lower TCE for 2018, 2019 and 2020 of $13,102, 12,805, and of $10,559, respectively.

Our analysis for the year ended December 31, 2019, on our vessels held and used, which also involved sensitivity tests on the future time charter rates, (which is the input that is most sensitive to variations), allowing for variances of up to 3.0%, depending on the vessel type on time charter rates from our base scenario, indicated no impairment on any of our vessels that were held and used.

Our comparison of the actual 2020 net receipts to the forecast net receipts used in the impairment test performed for the year ended December 31, 2019 indicated a negative variance of 42.3%, between actual net receipts during 2020 and net receipts forecast by the Company for the same period, due to the effects of 2019-nCov in the dry bulk market rates during 2020, which were not anticipated. Our comparison of the actual 2019 net receipts to the forecast net receipts used in the impairment test performed for the year ended December 31, 2018 indicated a favorable variance of 75.6%, between actual net receipts during 2019 and net receipts forecast by the Company for the same period, due to improvements in the dry bulk market rates during 2019, which were not anticipated.

To assist investors in evaluating the possible impact on future results of operations, the following table shows the effect on the Company’s impairment analysis of using the 3-year, 5-year and 15-year historical average daily rates as of December 31, 2020, as opposed to using the 10-year historical average daily rates.

	10-Year	3-Year	Impairment Charge	5-Year	Impairment Charge	15-Year	Impairment Charge
	Historical Average Daily Rates	Historical Average Daily Rates	(in USD million)	Historical Average Daily Rates	(in USD million)	Historical Average Daily Rates	(in USD million)
Panamax Class Vessels	$10,644	$11,812	—	$10,473	—	$18,622	—
Kamsarmax Class Vessels	$11,283	$12,521	—	$11,101	—	$19,740	—
Post Panamax Class Vessels	$11,922	$13,230	—	$11,730	—	$20,857	—
Capesize Class Vessels	$14,785	$16,104	—	$13,930	36.0	$31,857	—
Total			—		36.0		—

At each quarter-end, the Company assesses the assumptions used for performing its impairment analysis, and considers the appropriate duration of historical average charter rates to be used.

While the Company intends to continue to hold and operate its vessels, the following table presents the carrying values of the Company’s vessels and indicates whether their estimated fair market values, were below their carrying values as of December 31, 2019 and December 31, 2020. The carrying value of each of the Company’s vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel was sold. The Company’s estimates of basic market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind and are based on the estimated market values for our vessels received from third-party independent shipbrokers approved by our banks. In addition, because vessel market values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record impairment for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying value is not recoverable.

To assist investors in evaluating the possible impact on future results of operations, the following table shows the number of vessels whose estimated basic market value, exceeded their carrying value and their aggregate carrying value in each case, as of December 31, 2019 and December 31, 2020, respectively. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. Our estimate of basic market values is determined based on independent ship brokers valuations who determine the fair value based on recent vessel sales and purchase activity which take into account relevant sales and negotiations in progress, newbuilding prices, demolition prices, rates and trends in relevant sectors, vessel specifications and yards.

	As of December 31, 2019			As of December 31, 2020
	Number of vessels		Aggregate Carrying Value	Number of vessels		Aggregate Carrying Value
			($ US Million)			($ US Million)
Vessels whose fair market value was below their carrying value	29	(1)	778.2	35	(2)	861.7
Vessels whose carrying value was written down to their estimated fair market value	—		—	—		—
Vessels whose fair market value, exceeded their carrying value	12		166.5	6		80.5
Total	41		944.7	41		942.2

(1)As of December 31, 2019, the aggregate carrying value of these 29 vessels was $153.9 million more than their fair market value, based on broker quotes.
(2)As of December 31, 2020, the aggregate carrying value of these 35 vessels was $195.9 million more than their fair market value, based on broker quotes.

The increase of $42.0 million in the aggregate carrying value of the vessels whose fair market value was below their carrying value as of December 31, 2020, as compared to December 31, 2019, reflects the effects of 2019-nCoV, which resulted in the decrease of global demand for drybulk vessel services, lower charter rates and lower fair market values of vessels. There has been an increase of fair market values of dry bulk vessels subsequent to year end as compared to December 31, 2020.

Recent accounting pronouncements

Refer to Note 2 of the consolidated financial statements included elsewhere in this annual report.

Results of Operations

Year ended December 31, 2020 compared to year ended December 31, 2019

During the year ended December 31, 2020, we had an average of 41.7 drybulk vessels in our fleet. During the year ended December 31, 2019, we had an average of 41.0 drybulk vessels in our fleet.

During the year ended December 31, 2020, we acquired Troodos Oak, a Post-Panamax newbuild vessel.

During the year ended December 31, 2019, we did not acquire any vessels.

Revenues

Revenues decreased by 0.3%, or $0.7 million, to $206.0 million during the year ended December 31, 2020 from $206.7 million during the year ended December 31, 2019, mainly due to the decrease in revenues earned during 2020 due to the lower prevailing charter rates.

Commissions

Commissions to unaffiliated ship brokers, other brokers associated with our charterers and our charterers during the year ended December 31, 2020 amounted to $7.9 million, a decrease of $1.0 million, or 11.2%, compared to $8.9 million during the year ended December 31, 2019. Commissions as a percentage of revenues decreased to 3.8% of revenues during the year ended December 31, 2020 compared to 4.3% of revenues for the year ended December 31, 2019.

Voyage expenses

During the year ended December 31, 2020, we recorded voyage expenses of $41.6 million, compared to $13.7 million during the year ended December 31, 2019, a 203.6% increase mainly due to increased vessel repositioning expenses, decreased prices of fuel sold as well as increased quantity of bunkers consumed under certain time charters for which the Company receives variable consideration based on charterers consumption.

Vessel operating expenses

Vessel operating expenses increased by 2.2% to $70.1 million during the year ended December 31, 2020 from $68.6 million during the year ended December 31, 2019, of which 2.0% is attributable to the increase in ownership days from 14,965 in 2019 to 15,266 in 2020. Daily operating expenses increased by 0.2% to $4,591 during the year ended December 31, 2020 from $4,582 during the year ended December 31, 2019.

The increase in vessel operating expenses was primarily attributed to:

(i) the increase in repairs, maintenance and drydocking costs by 13.5% to $10.1 million in 2020, compared to $8.9 million in 2019, primarily due to older and larger vessels dry docked during 2020. During 2020, 10 drydockings were fully completed and two partially completed compared to 13 drydockings fully completed and one partially completed during 2019.

(ii) the decrease in lubricant costs by 10.9% to $4.1 million in 2020, compared to $4.6 million in 2019, primarily due to decreased consumption; and

(iii) the increase in crew wages, repatriation and related crew costs expenses by 2.1% to $34.4 million in 2020, compared to $33.7 million in 2019, primary due to increased repatriation, travelling and various crew expenses mainly as a result of 2019-nCoV.

Other factors influencing vessel operating expenses, such as costs for crew and insurance expenses, had a minor effect on the increased operating expenses.

The Company expenses drydocking and pre-delivery costs as incurred, which costs may vary from period to period. Vessel operating expenses excluding vessel drydocking and pre-delivery costs increased by 1.3% to $64.5 million in 2020, compared to $63.7 million in 2019, due to completed dry-dockings affecting costs of spares and repairs and maintenance as above. Drydocking expense is related to the number of drydockings in each period and pre-delivery expense is related to the number of vessel deliveries and second-hand acquisitions in each period. Certain other shipping companies may defer and amortize drydocking expense. Daily operating expenses, excluding vessel drydocking and pre-delivery costs, decreased by 0.7% to $4,226 during the year ended December 31, 2020 from $4,257 during the year ended December 31, 2019.

Depreciation

Depreciation expense increased by 8.0% to $54.3 million during the year ended December 31, 2020, compared to $50.3 million during the year ended December 31, 2019, due to i) the delivery of our newbuild vessel MV Troodos Oak and ii) new investments in Scrubbers and BWTS installation, which increased the carrying value of our vessels.

General and administrative expenses

General and administrative expenses increased by 4.4% to $21.5 million during the year ended December 31, 2020, compared to $20.6 million during the year ended December 31, 2019. The increase of $0.9 million is mainly due to the increase in the management fees charged by our Managers of $18.9 million in 2020 from $18.1 million in 2019. Management fees in 2020 compared to 2019 increased due to: (i) increase of ownership days from 14,965 in 2019 to 15,266 in 2020 and (ii) increase associated to the strengthening of the exchange rate of Euro versus USD.

As a result:

•Daily general and administrative expenses which consist of daily management fees and daily company administration expenses, increased by 2.1% to $1,408 during the year ended December 31, 2020, from $1,379 during the year ended December 31, 2019;
•Daily management fees increased by 2.6% to $1,237 during the year ended December 31, 2020, from $1,206 during the year ended December 31, 2019; and
•Daily company administration expenses decreased by 0.9% to $171 during the year ended December 31, 2020, from $173 during the year ended December 31, 2019.

Interest expense

Interest expense decreased by 20.9% to $21.2 million during the year ended December 31, 2020, compared to $26.8 million, during the year ended December 31, 2019. This was due to the decrease in the weighted average interest rate of our outstanding indebtedness of 3.382% per annum (“p.a.”) for the year ended December 31, 2020 , compared to the weighted average interest rate of our outstanding indebtedness of 4.624% p.a. for the year ended December 31, 2019, and the increase in average loans outstanding of $621.6 million during the year ended December 31, 2020, compared to the average loans outstanding of $577.4 million during the year ended December 31, 2019. The total principal amount of loans outstanding as of December 31, 2020 was $616.2 million, compared to $605.8 million as of December 31, 2019.

The discussion relating to the year ended December 31, 2019 compared to year ended December 31, 2018, can be found in the Company’s 20-F for the year ended December 31, 2019 filed with the SEC on March 25, 2020, under ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - Year ended December 31, 2019 compared to year ended December 31, 2018.

B. Liquidity and Capital Resources

As of December 31, 2020, we had liquidity of $171.2 million consisting of cash, cash equivalents and bank time deposits of $101.8 million, $22.2 million in restricted cash, $1.0 million available under our revolving credit facility, up to $20.0 million available under a financing agreement and $26.2 million available under a sale and lease back agreement that one of our subsidiaries entered into in 2020. The Company had an existing fleet of 42 vessels and two newbuild vessels in our orderbook; remaining capital expenditure requirements relating to the purchase consideration of the two newbuilds amounted to $52.0 million, which includes $1.7 million supervision costs and commissions payable to our Manager, with scheduled payments of $0.6 million in 2021, and $51.4 million in 2022; and remaining vessel upgrades and improvements, relating to BWTS investments of $2.7 million, with scheduled payments of $1.8 million in 2021, and $0.9 million in 2022. As of December 31, 2020, our aggregate debt outstanding was $616.2 million of which $81.3 million relates to the current portion of long term debt payable within the next 12 months. The current portion of long term debt, includes an amount of $4.0 million which has been classified as liability directly associated with assets held for the sale of the vessel Paraskevi, which was repaid subsequent to December 31, 2020.

As of March 15, 2021, we had liquidity of $188.2 million consisting of cash, cash equivalents and bank time deposits of $116.3 million, $21.3 million in restricted cash, $4.4 million available under the revolving credit facility and up to $20.0 million available under a financing agreement and $26.2 million available under a sale and lease back agreement that one of our subsidiaries entered into in 2020. The Company had an existing fleet of 43 vessels and two newbuild vessels in our orderbook; aggregate remaining capital expenditure requirements for the acquisition of the two newbuilds, amounted to $52.0 million, of which $0.6 million is payable in 2021 and $51.4 million payable in 2022; and remaining vessel upgrades and improvements, relating to the Scrubbers and BWTS investments, of $3.4 million, with scheduled payments of $2.5 million in 2021, and $0.9 million in 2022.

Our primary liquidity needs are to fund financing expenses, debt repayment or refinancing, vessel operating expenses, general and administrative expenses, capital expenditures in relation to vessel acquisitions and vessel improvements, and dividend payments to our stockholders. We anticipate that our primary sources of funds will be existing cash and cash equivalents and bank time deposits as of December 31, 2020 of $101.8 million, cash generated from operations, committed aggregate borrowing capacity of up to $47.2 million and, possibly, other future equity or debt financing.

In our opinion, the contracted cash flow from operations, the committed borrowing capacity, the proceeds from the ATM, and the existing cash and cash equivalents will be sufficient to fund the operations of our fleet and any other present financial requirements of the Company, including our working capital requirements, and our capital expenditure requirements at least through the end of the first quarter of 2022. However, we may seek and refinance our debt which may result in additional indebtedness and/or deferring repayments to later periods, and/or lower interest rates interest to maintain a strong cash position. In addition we may issue common equity. Future needs in relation to financing and investing activities may involve equity issuance or refinancing of existing debt and financing of any future fleet replacement and expansion program or fleet upgrades and improvements, in addition to use of our existing cash and operating cash surplus. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial and equity markets and contingencies and uncertainties that are beyond our control. To the extent that market conditions deteriorate, charterers may default or seek to renegotiate charter contracts, and vessel valuations may decrease, resulting in a breach of our debt covenants. In addition, refinancing of our existing debt in the future may be difficult. Our contracted revenues may decrease and we may be required to make additional prepayments under existing loan facilities, resulting in additional financing needs.

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

We paid dividends to our common stockholders each quarter between the date of our initial public offering in June 2008 and the second quarter of 2015. We have not paid any dividends to our common stockholders since the second quarter of 2015. During 2020, we declared and paid four quarterly consecutive dividends of $0.50 per share for each, of Series C Preferred Shares, totaling $4.6 million, and of Series D Preferred Shares, totaling $6.4 million. In January 2021, we declared and paid a dividend of $0.50 per share for each of Series C Preferred Shares, totaling $1.1 million, and of Series D Preferred Shares, totaling $1.6 million.

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

Cash Flows

Cash and cash equivalents increased to $90.0 million as of December 31, 2020, compared to $78.9 million as of December 31, 2019. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents were primarily held in U.S. dollars.

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to $63.4 million in 2020, $58.3 million in 2019 and $85.4 million in 2018, consisting of net income after non-cash items of $44.9 million, $68.7 million and $77.8 million respectively plus a increase in working capital of $18.5 million during 2020, an decrease in working capital of $10.4 million during 2019 and a increase in working capital of $7.6 million during 2018 respectively.

The major drivers of the change of net cash provided by operating activities are the increased cash outflows related to operating expenses of $1.5 million in 2020 compared to 2019, the increased cash outflows related to voyage expenses of $27.9 million in 2020 compared to 2019, and the increased cash outflows related to management fees of $0.8 million in 2020 compared to 2019, counter balanced by the increased inflows related to net revenues of $0.4 million in 2020 compared to 2019, and decreased outflows related to interest expense of $5.6. The major drivers of the cash inflow of the working capital during 2020 are the increased accounts payable of $2.5 million as a result of the difference in the timing of payments, the increased unearned revenue of $6.1 million as a result of the timing of revenue collection and the recognition of straight line revenue for charter parties we entered in 2020 and the decreased accounts receivable of $10.5 million in 2020 compared to 2019, as a result of decreased outstanding bunker settlement from charterers due to decreased number of vessels in the spot market. The major drivers of the cash outflow of the working capital during 2019 are the increased inventories of $5.5 million, as a result of the increased bunker inventory due to increased number of vessels in the spot market and the increased accounts receivable of $4.2 million, as a result of increased outstanding bunker settlement from charterers due to increased number of vessels in the spot market.

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

Net Cash Used in Investing Activities

Net cash flows used in investing activities were $34.8 million for the year ended December 31, 2020 compared to $36.8 million for the year ended December 31, 2019. The decrease in cash flows used in investing activities of $2.0 million from 2019 is mainly attributable to the following factors: (i) an increase of $11.2 million in payments for vessel acquisitions, advances for vessels under construction and major improvements during the year ended December 31, 2020 compared to the same period of 2019; and (ii) a net decrease of $15.7 million in time deposits during the year ended December 31, 2020, compared to a net decrease of $2.4 million during the same period of 2019.

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

    Net Cash Used in/ Provided by Financing Activities

Net cash flows used in financing activities were $9.3 million for the year ended December 31, 2020, compared to net cash flows provided by financing activities of $8.5 million for the year ended December 31, 2019. This increase in cash flows used in financing activities of $17.8 million, compared to the year ended December 31, 2019, is mainly attributable to a decrease in proceeds from long-term debt by $85.2 million, an increase in repurchases of common and preferred stock by $1.9 million and an increase in payments of common stock offering expenses by $0.3 million, compared to the year ended December 31, 2019, offset by a decrease of $69.3 million in long term debt principal payments, and an decrease of $0.3 million in the payment of deferred financing costs compared to the year ended December 31, 2019.

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

Credit Facilities

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term debt. We or our subsidiaries have generally entered into financing arrangements in order to finance the acquisition of our vessels, to refinance existing indebtedness and for general corporate purposes. In 2020, (a) two of our subsidiaries consummated sale and lease back transactions, that had been entered into in 2019 for two of our vessels, whereby the two vessels were sold to third parties and immediately leased back to us under bareboat charters for six years with a purchase obligation for both vessels at the end of the bareboat period and with purchase options at predetermined dates and prices during the period of the bareboat charter. The proceeds from these transactions were used to repay the credit facilities secured by the relevant vessels and for general corporate purposes. In view of the purchase obligation at the end of the bareboat charters, we have assessed that these transactions are financing transactions, (b) one of our subsidiaries entered into a credit facility which was used to finance the acquisition of a newbuild vessel owned by this subsidiary, (c) one of our subsidiaries entered into a sale and lease back transaction for one of our newbuild vessels, whereby the newbuild vessel will be sold to a third party upon its delivery in 2022 and immediately leased back to us under bareboat charters for ten years with a purchase obligation for the vessel at the end of the bareboat period and with purchase options at predetermined dates and prices during the period of the bareboat charter. In view of the purchase obligation at the end of the bareboat charter, we have assessed that this transaction will be accounted as a financing transaction upon its completion in 2022, (d) one of our subsidiaries entered into a credit facility which will be used to finance the acquisition of a newbuild vessel in 2022 upon her delivery and (e) we amended one of our credit facilities for general corporate purposes increasing the available amount by $10 million and extending the tenor by up to two years.

During 2020, we received proceeds of $92.4 million of indebtedness under our credit facilities and we repaid $82.0 million of our indebtedness. As of December 31, 2020, we had 23 outstanding financing arrangements with a combined outstanding balance of $616.2 million. These debt facilities had maturity dates between 2021 and 2027. For a description of our debt facilities as of December 31, 2020, please see Note 7 of the consolidated financial statements included elsewhere in this annual report. During 2021, we are scheduled to repay $81.3 million of our long-term debt outstanding as of December 31, 2020.

The term of our 23 financing arrangements outstanding as of December 31, 2020, ranged from less than one to 10 years. They are generally repaid by quarterly or semi-annual principal installments and a balloon payment due on maturity, with the exception of two credit facilities which are repaid by principal installments every 45 days and a balloon payment due on maturity equal to the purchase obligation. We generally pay interest at LIBOR plus a margin, except for six facilities, two of which the principal amounts are deemed to bear a fixed interest and four of which a portion of the principal amounts is deemed to bear interest at a fixed rate. Please see Note 7 of the consolidated financial statements included elsewhere in this annual report.

The obligations under our financing arrangements are secured by, among other types of security, first priority mortgages over the vessels owned by the respective borrower subsidiaries, first priority assignments of all insurances and earnings of the mortgaged vessels or ownership of the vessels under sale and leaseback financing and guarantees by us. One of the credit facilities that we have entered into is not secured by any securities.

Covenants Under Credit Facilities

The credit facilities impose operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit our subsidiaries’ ability to, among other things, and subject to exceptions set forth in such credit facilities:

•pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;
•enter into certain long-term charters without the lenders’ consent;
•incur additional indebtedness, including through the issuance of guarantees;
•change the flag, class or management of the vessel mortgaged under such facility or terminate or materially amend the management agreement relating to such vessel;
•create liens on their assets;
•make loans;
•make investments;
•make capital expenditures;
•undergo a change in ownership or control or permit a change in ownership and control of our Managers;
•sell the vessel mortgaged under such facility; and
•change our chief executive officer.

Our existing credit facilities also require certain of our subsidiaries to maintain financial ratios and satisfy financial covenants. Depending on the credit facility, certain of our subsidiaries are subject to financial ratios and covenants requiring that these subsidiaries:

•meet the Minimum Value Covenant of 105%, 115% or 120%, as the case may be, for credit facilities outstanding;
•maintain a minimum cash balance per vessel with the respective lender from $150,000 to $1,000,000 as the case may be; and
•ensure that we comply with certain financial covenants under the guarantees described below.

In addition, under guarantees we have entered into with respect to certain of our subsidiaries’ existing credit facilities, we are subject to financial covenants. Depending on the facility, these financial covenants include the following:

•under the Consolidated Leverage Covenant, our total consolidated liabilities divided by our total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment, and the book value of all other assets) must not exceed 85%;
•under the Net Worth Covenant, our total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment, and the book value of all other assets) less our total consolidated liabilities must not be less than $150 million ;
•under the EBITDA Covenant, the ratio of our EBITDA over consolidated interest expense must not be less than 2.0:1, on a trailing 12 months’ basis;
•under the Maximum Debt Covenant, our consolidated debt in relation to the 41 vessels that were owned by the our subsidiaries as of December 31, 2019, must not exceed $630 million;
•under the Control Covenant, a minimum of 30% or 35%, as the case may be, of our shares shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities and, in the case of one facility, Polys Hajioannou beneficially holds a minimum of 20% of the voting and ownership rights; and
•payment of dividends is subject to no event of default having occurred and be continuing or would occur as a result of the payment of such dividends.

The Minimum Value Covenant, Consolidated Leverage Covenant, EBITDA Covenant, Net Worth Covenant and Control Covenant do not apply to the loan facility of our subsidiary Shikokuepta Shipping Inc. The Minimum Value Covenant and EBITDA Covenant do not apply to financing agreements entered into by our subsidiaries Maxeikosiena Shipping Corporation, and Youngtwo Shipping Corporation. The EBITDA Covenant does not apply to financing agreements entered into by our subsidiaries Shikokuokto Shipping Corporation, Gloversix Shipping Corporation, Pentakomo Shipping Corporation and Maxdekatria Shipping Corporation. The Minimum Value Covenant does not apply to financing agreements entered into by our subsidiaries Maxdeka Shipping Corporation, Shikoku Friendship Shipping Company, Shikokutessera Shipping Inc. and Glovertwo Shipping Corporation. The Maximum Debt Covenant only applies to a credit facility entered by us which is not secured by any securities.

As of December 31, 2020, the Company was in compliance with all debt covenants that were in effect with respect to its loan and credit facilities.

C. Research and Development, Patents and Licenses

We have not incurred expenditures relating to research and development, patents or licenses for the last three years.

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for drybulk vessel services. During 2017, the BDI experienced significant volatility, reaching an annual low of 685 on February 14, 2017 and an annual high of 1,743 on December 12, 2017. During 2018, the BDI remained volatile, reaching an annual low of 948 on April 6, 2018 and an annual high of 1,774 on July 24, 2018. During 2019, the BDI, remained volatile, reaching an annual low of 595 on February 11, 2019 and an annual high of 2,518 on September 4, 2019. During 2020, the BDI once again remained volatile reaching an annual low of 393 on May 14, 2020 and an annual high of 2,097 on October 6, 2020. As of March 15, 2021, the BDI was 1,983. During the first quarter of 2021, the BDI has increased significantly also affected by the news of the development of vaccines against 2019-nCoV, despite its continuing effects and the Chinese New Year, where in the past a low charter market has been observed.

The increase during the first months of 2021 in charter rates in the drybulk market reflects in part the fact that the supply of drybulk vessels in the market has been decreasing and the orderbook reached a very low point. Newbuild and second-hand vessel prices have increased during 2021, as a result of the increase in demand for drybulk vessel services influenced by global financial conditions which remain volatile. Certain events affecting the global economy could also influence the demand for dry-bulk vessels, such as the continuing effects of 2019-nCoV. There has been volatility in recent years in BDI affecting supply and demand equilibrium. See also “Item 3. Key Information—D. Risks Inherent in Our Industry and Our Business—The international drybulk shipping industry is cyclical and volatile, having reached historical highs in 2008 and historical lows in 2016. Charter rates improved in 2019, but have been volatile during 2020, due in part to the impact of 2019-nCoV, which resulted in relatively lower charter rates, and higher crew and related costs. Cyclicality and volatility may lead to reductions and reductions in the charter rates we are able to obtain in vessel values and in our earnings, results of operations and available cash flow.”
As of March 15, 2021, 21 of our 43 vessels are employed or scheduled to be employed in period time charters with outstanding duration of more than three months, 13 of which include daily charter rates linked to the BDI. Additionally, we believe we have structured our capital expenditure requirements, debt commitments and liquidity resources in a way that will provide us with financial flexibility (see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources” for more information).

Our TCE rate for the periods ended December 31, 2018, 2019 and 2020 was $13,102, $12,805 and $10,559 respectively, as a result of our increasing exposure to prevailing spot market conditions. During 2020, Viterra B.V. (ex.Glencore Agriculture B.V.) accounted for 15.01% and Cargill International S.A. accounted for 11.13% of our revenues.

During 2020, 15.9% of our revenue was derived from three vessels with long period time charters, contracted in previous years with original durations of 10 to 20 years and with a weighted average TCE rate of $29,398. The remaining 84.1% of our revenue was derived from the employment of 39 vessels, under voyage spot and period time charters with original durations up to 5 years with a TCE rate of $9,110.

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

As of March 15, 2021, we had a total of 43 vessels in our fleet. As of March 15, 2021, we have contracted 46% of our expected ownership days for the remainder of 2021. Our contracted TCE rate for the remainder of 2021, calculated on the basis of all existing contracts and customary assumptions in relation to voyage expenses, as of March 15, 2021, was $16,870.

Our employment profile as of March 15, 2021, included two period time charter contracts contracted in previous years with original durations of 10 to 20 years, with an average expected remaining charter duration of 5.7 years and with an expected TCE rate for the remainder of 2021 of $31,528, six period time charter contracts contracted in previous years with original durations of 5 years, with an average expected remaining charter duration of 4.5 years and with an expected TCE rate for the remainder of 2021 of $12,065, and 35 spot and period time charters with an expected average remaining charter duration of 3.2 months, and an expected TCE rate of $16,829. Vessels whose charters expire or are early redelivered or terminated within 2021 will be chartered at prevailing charter market conditions, which may substantially influence our revenues, the valuation of our vessels, our results of operations and our dividend distributions.

In December 2020, the Company agreed the early termination of an existing charter of the Capesize-class vessel MV Lake Despina, which was contractually due to expire in January 2024. In exchange for the early redelivery of the vessel, the charterer paid the Company cash compensation of $8.1 million, 50% of which was paid in December 2020 and recorded under trade accounts payable, and the balance in January 2021. The vessel was redelivered in February 2021 whereupon the termination cash compensation was recognized as income. As of March 15, 2021, we had not received any notice of early redelivery or termination for any of our charters with the exception of the aforementioned charter of the Capesize-class vessel MV Lake Despina.

E. Off-Balance Sheet Arrangements

As of December 31, 2020, we did not have any off-balance sheet arrangements.

F. Contractual Obligations

Our contractual obligations as of December 31, 2020 were:

	Total	Less than 1 year (2021)	1-3 years (2022- 2023)	3-5 years (2024- 2025)	More than 5 years (after January 1, 2026)
	(in thousands of U.S. dollars)
Long-term debt obligations	$616,224	$81,284	$238,497	$238,689	$57,754
Interest payments (1)	58,590	17,202	26,414	12,538	2,436
Payments to our Managers (2) (3)	70,351	20,679	41,400	8,272	—
Newbuild contracts (3)	50,284	—	50,284	—	—
Scrubbers and BWTS (4)	2,745	1,813	932	—	—
Total	798,194	120,978	357,527	259,499	60,190

(1)Amounts shown reflect estimated interest payments we expect to make with respect to our long-term debt obligations and interest rate swaps. The interest payments reflect an assumed LIBOR-based applicable interest rate of 0.258% (the six-month LIBOR rate as of December 31, 2020), plus the relevant margin of the applicable credit facility and the estimated net settlement of our interest rate swaps. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Interest Rate Swaps” for more information.
(2)Represents the daily ship management fee of €875 per vessel and the annual ship management fee of €3,000,000 prorated to the actual days based on the management fees currently in effect calculated based on the exchange rate of €/US$ as of December 31, 2020. In addition, it includes amounts payable to our Managers under the Management Agreements in respect of the acquisition fees and the supervision fees for Hull No. 1381 and Hull No. 11013, of $1.7 million, which are described elsewhere herein.
(3)Represents outstanding contractual payments under the memorandum of agreements for the acquisition of Hull No. 1381 and Hull No. 11013. It does not include the amounts payable to our Managers for supervision fees and commissions, under such memorandum of agreements, which are included under “Payments to our Managers” on the above table.
(4)Amounts shown reflect estimated payments we expect to make with respect to our BWTS obligations calculated based on the exchange rate of €/US$ as of December 31, 2020, according to contracts with the relevant equipment suppliers. It does not include payments we expect to make to the relevant shipyards.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth, as of March 15, 2021, information regarding our directors and executive officers.

Name	Age	Position
Polys Hajioannou	54	Chief Executive Officer, Chairman of the Board and Class I Director
Dr. Loukas Barmparis	58	President, Secretary and Class II Director
Konstantinos Adamopoulos	58	Chief Financial Officer and Class III Director
Ioannis Foteinos	62	Chief Operating Officer and Class I Director
Christos Megalou	61	Class II Director
Frank Sica	70	Class III Director
Ole Wikborg	65	Class I Director

Certain biographical information about each of these individuals is set forth below. The term of our Class I directors expires in 2021, the term of our Class II directors expires in 2022 and the term of our Class III directors expires in 2023.

Polys Hajioannou is our Chief Executive Officer and has been Chairman of our board of directors since 2008. Mr. Hajioannou also serves with Safe Bulkers Management Ltd. in Cyprus, which provides technical, commercial and administrative management services to the Company, and prior to that, with its predecessor Alassia Steamship Co., Ltd., which he joined in 1987. Mr. Hajioannou was elected as a member of the board of directors of the Union of Greek Shipowners in 2006 and served on the board until February 2009. Mr. Hajioannou is a founding member and Vice-President of the Union of Cyprus Shipowners. Mr. Hajioannou is a member of the Lloyd’s Register Hellenic Advisory Committee. In 2011, Mr. Hajioannou was appointed to the board of directors of the Hellenic Mutual War Risks Association (Bermuda) Limited and in 2013 he was elected to the board of directors of the UK Mutual Steam Ship Assurance Association (Bermuda) Limited where he served until 2016. In that year, he was elected member to the newly established UK Club Bermuda Members’ Committee. Mr. Hajioannou holds a Bachelor of Science degree in nautical studies from Sunderland University.

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

B. Compensation of Directors and Senior Management

Our Managers, pursuant to the terms of the applicable Management Agreements, have historically provided to us our executive officers. For the year ended December 31, 2020, none of the executive officers and senior management were employed directly by us. For a discussion of the fees payable to our Managers, refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements.” Also, we do not have any service contracts with any of our non-executive directors that provide for benefits upon termination of their services.

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

C. Board Practices

Information regarding the period which each director served and the date of expiration of each director’s current term is included in “Item 6A. Directors, Senior Management and Employees—A. Directors and Senior Management.” As of December 31, 2020, we had seven members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. None of our directors is a party to service contracts with us providing for benefits upon termination of employment.

During the fiscal year ended December 31, 2020, the full board of directors held four meetings. Each director attended all of the meetings of committees of which the director was a member in person or electronically. Our board of directors has determined that each of Messrs. Sica, Megalou and Wikborg are independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the SEC. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the chairman of the audit committee, Mr. Frank Sica, or to the chairman of the corporate governance, nominating and compensation committee, Mr. Ole Wikborg, may do so by writing to our Secretary, Dr. Loukas Barmparis, Safe Bulkers, Inc., e-mail: directors@safebulkers.com.

Corporate Governance

The board of directors and our Company’s management have engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NYSE and the SEC.

We have adopted a number of key documents that are the foundation of the Company’s corporate governance, including:

•a Code of Business Conduct and Ethics for all officers and employees, which incorporates a Code of Ethics for directors and a Code of Conduct for corporate officers;
•a Corporate Governance, Nominating and Compensation Committee Charter; and
•an Audit Committee Charter.
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

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Ole Wikborg, Christos Megalou and Frank Sica, as chairman. Our board of directors has determined that Frank Sica qualifies as an audit committee “financial expert,” as such term is defined in Regulation S-K promulgated by the SEC. The audit committee is responsible for:

•the appointment, compensation, retention and oversight of independent auditors and approving any non-audit services performed by such auditor;
•assisting the board in monitoring the integrity of our financial statements, the independent auditors’ qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements;
•discussing the annual audited financial and quarterly statements with management and the independent auditors;
•discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;
•discussing policies with respect to risk assessment and risk management;
•meeting separately, and periodically, with management, internal auditors and the independent auditor;
•reviewing with the independent auditor any audit problems or difficulties and management’s responses;
•setting clear hiring policies for employees or former employees of the independent auditors;
•annually reviewing the adequacy of the audit committee’s written charter, the internal audit charter, the scope of the annual internal audit plan and the results of internal audits;
•reporting regularly to the full board of directors; and
•handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time.

Corporate Governance, Nominating and Compensation Committee

Our corporate governance, nominating and compensation committee consists of Christos Megalou, Frank Sica and Ole Wikborg, as chairman. The corporate governance, nominating and compensation committee is responsible for:

•nominating candidates, consistent with criteria approved by the full board of directors, for the approval of the full board of directors to fill board vacancies as and when they arise, as well as putting in place plans for succession, in particular, of the chairman of the board of directors and executive officers;
•selecting, or recommending that the full board of directors select, the director nominees for the next annual meeting of shareholders;
•developing and recommending to the full board of directors corporate governance guidelines applicable to us and keeping such guidelines under review;
•overseeing the evaluation of the board and management;
•reviewing regularly the board structure, size and composition, taking into account the importance of a diverse composite mix of ethnicities, ages, gender, race, geographic locations, education and professional skills, backgrounds and experience, among other characteristics;
•maintaining a commitment to supporting, valuing and leveraging diversity in the composition of the Board among other qualities that the board believes serve the best interest of the Company and its stockholders; and
•handling such other matters that are specifically delegated to the corporate governance, nominating and compensation committee by the board of directors from time to time.

D. Employees

Our executive officers are provided by our Managers. As of December 31, 2020, our Managers employed approximately 827 people serving on board the vessels in our fleet, and approximately 126 people on shore.

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

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding Common Stock and Preferred Shares as of March 15, 2021 held by:

•each person or entity that we know beneficially owns 5.0% or more of our Common Stock;
•our officers and directors; and
•all our directors and officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of March 15, 2021 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership for each stockholder is based on 105,398,127 shares of Common Stock outstanding as of March 15, 2021. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Identity of Person or Group	Number of Shares of Common Stock Owned		Percentage of Common Stock		Number of Shares of Series C Preferred Shares		Percentage of Series C Preferred Shares	Number of Shares of Series D Preferred Shares		Percentage of Series D Preferred Shares
5% Beneficial Owners:
Vorini Holdings Inc.(1)	19,426,015		18.43%		—		—%	—		—%
Bellapais Maritime Inc.(2)	5,000,000		4.74%		—		—%	—		—%
Kyperounta Maritime Inc.(2)	5,000,000		4.74%		—		—%	—		—%
Lefkoniko Maritime Inc.(2)	5,000,000		4.74%		—		—%	—		—%
Akamas Maritime Inc.(2)	8,555,412		8.12%		—		—%	—		—%
Chalkoessa Maritime Inc.(2)	5,400,000		5.12%		—		—%	—		—%
Nicolaos Hadjioannou(3)	21,426,015		20.33%		—		—%	—		—%
Officers and Directors:
Polys Hajioannou (4)	48,381,427		45.90%		—		—%	72,615		2.27%
Dr. Loukas Barmparis		*		*		*			*		*
Konstantinos Adamopoulos		*		*		*			*		*
Ioannis Foteinos		*		*		*			*		*
Frank Sica		*(5)		*		*			*		*
Ole Wikborg		*		*	—		—%	—		—%
Christos Megalou		*		*	—		—%	—		—%
All executive officers and directors as a group (7 persons)	48,995,467		46.49%		25,000		1.09%	109,615		3.43%
 * Less than 1%

(1)Controlled by Polys Hajioannou and his family.
(2)Controlled by Polys Hajioannou.
(3)By virtue of shares owned indirectly through Vorini Holdings, Inc. and other entities he controls.
(4)By virtue of shares owned indirectly through Vorini Holdings, Inc., Bellapais Maritime Inc., Kyperounta Maritime Inc., Lefkoniko Maritime Inc., Akamas Maritime Inc., Chalkoessa Maritime Inc. and other entities he controls.
(5)Partly held in a trust controlled by Frank Sica for the benefit of his family members.

In June 2008, we completed a registered public offering of our shares of Common Stock in which the selling stockholder was Vorini Holdings Inc., and our Common Stock began trading on the NYSE. Our major stockholders have the same voting rights as our other stockholders. As of March 15, 2021, we had 15 stockholders of record; three of these stockholders of record were located in the U.S. and held an aggregate 64,094,153 shares of Common Stock, representing approximately 60.81% of our outstanding shares of Common Stock. However, one of the U.S. stockholders of record is Cede & Co., a nominee of The Depository Trust Company, which holds 63,781,100 shares of our Common Stock. Accordingly, we believe that the shares held by Cede & Co. include shares of Common Stock beneficially owned by both holders in the U.S. and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control. We are not aware of any significant changes in the percentage ownership held by any major stockholders since our initial public offering.

The Hajioannou family owns approximately 48.93% of our outstanding Common Stock. They are able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. Shares of our Common Stock held by the Hajioannou family do not have different or unique voting rights.

B. Related Party Transactions

Management Affiliations

Our chief executive officer, Polys Hajioannou controls our Managers and other companies which lease office space to us. Our Managers, along with the predecessor to Safety Management, have provided services to vessels since 1965 and continue to provide technical, administrative, commercial and certain other services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management, including chartering our vessels, pursuant to our Management Agreements described below.

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

Administrative Services

These services include providing or arranging for all services necessary to the engagement, employment and compensation of certain of our employees, officers, consultants and directors, administering payroll services, assistance with the preparation of our tax returns and financial statements, assistance with corporate and regulatory compliance matters not related to our vessels, procuring legal and accounting services, assistance in complying with U.S. and other relevant securities laws, human resources (including provision of our executive officers and directors of our subsidiaries), cash management and bookkeeping services, development and monitoring of internal audit controls, disclosure controls and information technology, assistance with all regulatory and reporting functions and obligations, furnishing any reports or financial information that might be requested by us and other non-vessel related administrative services, assistance with office space, providing legal and financial compliance services, overseeing banking services (including the opening, closing, operation and management of all of our accounts, including making deposits and withdrawals reasonably necessary for the management of our business and day-to-day operations), arranging general insurance and director and officer liability insurance (at our expense), providing all administrative services required for any subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business.

Reporting Structure

Our Managers report to us and to our board of directors through our executive officers.

Compensation of Our Managers

On May 29, 2008, Safe Bulkers signed a management agreement with Safety Management and on May 29, 2015, Safe Bulkers signed a management agreement with Safe Bulkers Management (collectively the “Old Management Agreements”). Under the Old Management Agreements, the Managers provided to Safe Bulkers executive officers and management services to vessel-owning subsidiaries. Each vessel-owning subsidiary had entered into, or in the case of vessels not yet delivered, would enter into, a management agreement with either one of the Managers (the “Old Ship Management Agreements”). Under these

Old Ship Management Agreements, chartering, operations, technical and accounting services were provided to the vessels by the Manager. In accordance with the Old Management Agreements and the Old Ship Management Agreements, the Manager received a fixed fee per vessel calculated proportionally by the number of ownership days (the “Old Fixed Fee”), a fixed bareboat fee of $250 per managed vessel per day for bareboat charters (the “Old Bareboat Fee”) and a variable fee calculated on gross freight, charter hire, ballast bonus and demurrage (the “Old Variable Fee”). In addition, under the supervision agreements with respect to newbuilds, the Manager received a supervision fee of $550,000 in exchange for on-site supervision services with respect to all newbuilds, of which 50% was payable upon the signing of the relevant Supervision Agreement, and 50% was payable upon successful completion of the sea trials of each newbuild (the “Old Supervision Fee”). Furthermore, under the Old Management Agreements, the Manager received a sales fee of 1.00% calculated on the contract price for each vessel sold (the “Old Sale Fee”), payable upon the conclusion of the vessel sale, and an acquisition fee of 1.00% calculated on the contract price of each vessel constructed or purchased (the “Old Acquisition Fee”), payable upon the conclusion of the vessel acquisition in exchange for services provided in relation to a sale or an acquisition of a vessel respectively.

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

Principal executive office lease

The Company leases office space from a company controlled by Polys Hajioannou, at Apt. D11, Les Acanthes, 6, Avenue des Citronniers, MC98000 Monaco, where our principal executive office is established. The office space lease contract has a remaining duration of three years up to February 2023 with an annual lease payment in the amount of 63,000 Euros equivalent to about $76,000 as of December 31, 2020.

Interest Rate Swap Facility - Revolving Credit Facility - Term Loan Facility

During 2020, the Company entered into an interest rate swap facility with a financial institution for a notional amount of up to $80.0 million and agreed with the same financial institution the increase of $10.0 million and the extension of the tenor by up to two years of an existing revolving credit facility that had been signed in 2019 for an original amount of $20.0 million, and the arrangement of another secured facility for an amount up to $20.0 million, which will be available for drawing in 2022 upon delivery of the respective newbuild vessel that will secure such credit facility.

Christos Megalou, one of the independent members of the board of directors of the Company, currently serves as the Chief Executive Officer of this financial institution. As such, the above transactions are considered ''related party transactions''. The transactions were unanimously approved by the board of directors of the Company. Mr Megalou recused himself from any consideration of, and voting on, the transactions by the board of directors of the Company.

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

Dividend Policy

During 2018, we declared and paid one quarterly dividend of $0.50 per share of Series B Preferred Shares, totaling $0.2 million, and four quarterly consecutive dividends of $0.50 per share, of Series C Preferred Shares, totaling $4.6 million, and of Series D Preferred Shares, totaling $6.4 million. During 2019, we declared and paid four quarterly consecutive dividends of $0.50 per share, of Series C Preferred Shares, totaling $4.6 million, and of Series D Preferred Shares, totaling $6.4 million. During 2020, we declared and paid four quarterly consecutive dividends of $0.50 per share, of Series C Preferred Shares, totaling $4.6 million, and of Series D Preferred Shares, totaling $6.4 million. In January 2021, we declared and paid a quarterly dividend of $0.50 per share, of Series C Preferred Shares, totaling $1.1 million, and of Series D Preferred Shares, totaling $1.6 million.

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

Trading on the NYSE

Since our initial public offering in the U.S. on May 29, 2008, our Common Stock has been listed on the NYSE under the symbol “SB” Since June 18, 2013, our Series B Preferred Shares had been listed on the NYSE under the symbol “SB PR B.” As a result of the redemption of all of our remaining outstanding Series B Shares on the Redemption Date, a Form 25 was filed by the NYSE with the SEC on February 21, 2018, and, accordingly, Series B Preferred Shares were delisted from the NYSE on March 5, 2018. Since May 7, 2014, our Series C Preferred Shares have been listed on the NYSE under the symbol “SB. PR. C.” Since June 30, 2014, our Series D Preferred Shares have been listed on the NYSE under the symbol “SB. PR. D.”

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 200,000,000 shares of Common Stock, par value $0.001 per share, of which, as of December 31, 2020 and March 15, 2021, 102,174,594 and 102,432,555 shares were issued and outstanding, respectively, and 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of December 31, 2020 and March 15, 2021, 2,297,504 shares of Series C Preferred Shares and 3,195,050 shares of Series D Preferred Shares were issued and outstanding. Of this blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a shareholders rights plan as described below under “—Shareholders Rights Plan.” All of our shares of stock are in registered form.

Please see Note 8 of the consolidated financial statements included elsewhere in this annual report for a discussion of the history of our share capital.

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

Directors

Under our articles of incorporation and bylaws, our directors are elected by a plurality of the votes cast at each annual meeting of the stockholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting. Our articles of incorporation and bylaws provide for a staggered board of directors whereby directors shall be divided into three classes: Class I, Class II and Class III. The term of our Class I directors expires in 2021, the term of our Class II directors expires in 2022 and the term of our Class III directors expires in 2023. At each annual meeting, individuals elected as directors are elected to hold office until the third succeeding annual meeting.

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

Common Stock

Each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of Common Stock are entitled to receive ratably all dividends, if any, declared thereon by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Common Stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of Common Stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of Common Stock are fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future. Our Common Stock is not subject to any sinking fund provisions and no holder of any shares will be required to make additional contributions of capital with respect to our shares in the future. There are no provisions in our articles of incorporation or bylaws discriminating against a shareholder because of his or her ownership of a particular number of shares.

On August 3, 2020, our shareholders granted discretionary authority to the Company’s board of directors to effect one or more reverse stock splits of the issued and outstanding shares of common stock of the Company, at ratios within the range from 1-for-2 up to 1-for-5 in the aggregate. Our board of directors has not elected to implement the reverse stock split. If our board of directors determines to implement a reverse stock split, depending on the ratio for such reverse stock split determined by our board of directors, no less than two and no more than five shares of our existing common stock will be combined into one share of common stock. Our board of directors may implement a reverse stock split at any time on or before the day immediately preceding the company’s annual meeting of shareholders in 2021. Our board may, in its discretion, elect not to implement any reverse stock split if it determines that a reverse stock split would not be in the best interests of the Company and our shareholders.

We are not aware of any limitations on the rights to own our Common Stock, including rights of non-resident or foreign stockholders to hold or exercise voting rights on our Common Stock, imposed by foreign law or by our articles of incorporation or bylaws.

Preferred Stock

Our articles of incorporation authorize our board of directors, without any further vote or action by our stockholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a shareholder rights plan as described below under “—Shareholders Rights Plan,” and as of December 31, 2020 and March 15, 2021, 2,297,504 have been designated as Series C Preferred Shares and 3,195,050 have been designated as Series D Preferred Shares, and to determine, with respect to any series of preferred stock established by our board of directors, the terms and rights of that series, including:

•the designation of the series;
•the number of shares of the series;
•the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and
•the voting rights, if any, of the holders of the series.

Shareholders Rights Plan

General

Our board of directors declared a dividend of one right for each outstanding share of Safe Bulkers’ common stock. The dividend was paid on August 20, 2020 to the shareholders of record on August 17, 2020. As a result, each share of our Common Stock includes a right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A Participating Preferred Stock at a purchase price of $5.20 per unit, subject to specified adjustments. The rights are issued pursuant to a shareholders rights agreement between us and American Stock Transfer & Trust Company, LLC as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other shareholders rights.

The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or a merger, tender offer or other business combination involving the Company that is not supported by our board of directors. Because our board of directors can approve a redemption of the rights or a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors. The adoption of the rights agreement was approved by our board of directors on August 6, 2020.

We have summarized the material terms and conditions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the stockholder rights agreement, which we have filed as an exhibit to this annual report.

Detachment of the Rights

The rights are attached to all certificates representing our outstanding common stock and will attach to all common stock certificates we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on August 5, 2030, unless we redeem or exchange them earlier as described below. The rights will separate from the common stock and a rights distribution date will occur, subject to specified exceptions, on the earlier of the following two dates:

(i)ten days following the first public announcement that a person or group of affiliated or associated persons or an “acquiring person” has acquired or obtained the right to acquire beneficial ownership of 10% or more of our outstanding common stock; or
(ii)ten business days following the start of a tender or exchange offer that would result, if closed, in a person becoming an “acquiring person.”

Derivative positions are included for purposes of determining beneficial ownership.

Shares owned by Polys Hajioannou, the Company's Chairman and Chief Executive Officer, or Nicolaos Hadjioannou and entities controlled by and/or affiliated or associated with Mr. Hajioannou or Mr. Hadjioannou or members or their respective families are not subject to the restrictions of the Rights Plan and shareholders who beneficially owned 10% or more of Safe Bulkers' outstanding common stock prior to the first public announcement by the Company of the adoption of the rights plan will not trigger any penalties under the rights plan so long as they do not acquire beneficial ownership of any additional shares of common stock at a time when they still beneficially own 10% or more of such common stock.

Until the rights distribution date:

•our common stock certificates will evidence the rights, and the rights will be transferable only with those certificates; and
•any new shares of common stock will be issued with rights, and new certificates will contain a notation incorporating the rights agreement by reference.

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

Flip-Over Event

A “flip-over event” will occur under the rights agreement when, at any time after a person has become an acquiring person:

•we are acquired in a merger or other business combination transaction; or
•50% or more of our assets, cash flows or earning power is sold or transferred.
If a flip-over event occurs, each holder of a right, other than any right that has become void as we describe under the heading “—Flip-in event” above, will have the right to receive the number of shares of common stock of the acquiring company having a current market price equal to two times the exercise price of such right.

Antidilution

The number of outstanding rights associated with our common stock is subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of our common stock occurring prior to the rights distribution date. With some exceptions, the rights agreement does not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also does not require us to issue fractional shares of our preferred stock that are not integral multiples of one one-hundredth of a share, and, instead, we may make a cash adjustment based on the market price of the common stock on the last trading date prior to the date of exercise. The rights agreement reserves us the right to require, prior to the occurrence of any flip-in event or flip-over event, that, on any exercise of rights, that a number of rights must be exercised so that we will issue only whole shares of stock.

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

Exchange of Rights

We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange must be at an exchange ratio of one share of common stock per right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to:

•any person other than our existing shareholder becoming the beneficial owner of common stock with voting power equal to 50% or more of the total voting power of all shares of common stock entitled to vote in the election of directors; or
•the occurrence of a flip-over event.

Amendment of Terms of Rights

While the rights are outstanding, we may amend the provisions of the rights agreement only as follows:

•to cure any ambiguity, omission, defect or inconsistency;
•to make changes that do not adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or
•to shorten or lengthen any time period under the rights agreement, except that we cannot change the time period when rights may be redeemed or lengthen any time period, unless such lengthening protects, enhances or clarifies the benefits of holders of rights other than an acquiring person.
•At any time when no rights are outstanding, we may amend any of the provisions of the rights agreement, other than decreasing the redemption price.

Dissenters’ rights of appraisal and payment

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or sale of all, or substantially all, of our assets not made in the usual course of our business, and receive payment of the fair value of their shares as designated in the BCA. In the event of any amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange. The value of the shares of the dissenting stockholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Stockholders’ Derivative Actions

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock of our shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates. The action must set forth with particularity the stockholder’s efforts to have the Board initiate such action or the reason for not making any such effort.

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

Blank Check Preferred Stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a shareholder rights plan as described above under “-Shareholder Rights Plan” and as of December 31, 2020 and March 15, 2021, 2,297,504 have been designated as Series C Preferred Shares and 3,195,050 have been designated as Series D Preferred Shares. As of the Redemption Date, no shares of Series B Preferred Shares remained outstanding. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

Calling of Special Meeting of Stockholders

Our articles of incorporation and bylaws provide that special meetings of our stockholders may only be called by our Chairman of the board of directors, chief executive officer or secretary of the Company, at the request of a majority of our board of directors.

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

E. Tax Considerations

Marshall Islands Tax Considerations

We are a non-resident domestic Marshall Islands corporation. Because we do not, and we do not expect that we will, conduct business or operations in the Republic of the Marshall Islands, under current Marshall Islands law we are not subject to tax on income or capital gains and our stockholders (so long as they are not citizens or residents of the Republic of the Marshall Islands) will not be subject to Marshall Islands taxation or withholding on dividends and other distributions (including upon a return of capital) we make to our stockholders. In addition, so long as our stockholders are not citizens or residents of the Republic of the Marshall Islands, our stockholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, holding or disposition of our Common Stock or Preferred Shares, and our stockholders will not be required by the Republic of the Marshall Islands to file a tax return relating to our Common Stock or Preferred Shares.

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

We are subject to a 4% tax imposed without allowance for deductions for such taxable year, as described in "Taxation in the Absence of Exemption", unless we qualify for exemption from tax under Section 883 of the Code, the requirements of which are described in detail below. For our 2020 taxable year, we were exempt from U.S federal tax on our U.S. source gross shipping income.

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

We satisfied the 50% Ownership Test for our 2020 taxable year, and expect that we will be able to satisfy that test going forward.

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

The Closely-Held Rule will not disqualify a foreign corporation, however, if it can establish and substantiate that qualified shareholders own, actually or constructively under specified attribution rules, sufficient shares in the closely-held block of stock to preclude the shares in the closely-held block that are owned by non-qualified 5% Shareholders from representing 50% or more of the value of such class of stock for more than half of the days during the tax year. An analysis of our shareholding in 2020 confirmed that we can satisfy that more than 50% of our shares were held for more than half of the days in the 2020 taxable year by qualified 5% Shareholders in combination with the shares held by less than 5% shareholders.

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

    We did not have any outstanding interest rate derivatives and we did not enter into any interest rate derivative contracts during 2019. During 2020 we entered into several interest rate derivative contracts. The total notional principal amount of these swaps as of December 31, 2020 was $244.3 million. The swaps have specified rates and durations. Refer to the table in Note 13 of the consolidated financial statements included elsewhere in this annual report which summarizes the interest rate swaps in place as of December 31, 2020. Under these transactions, the counterparty bank effects quarterly floating-rate payments to us for the relevant amount based on the three-month U.S. dollar LIBOR and we make quarterly payments to the bank on the relevant amount at the respective fixed rates. We may enter into additional interest rate swap agreements in order to manage future interest costs and the risk associated with changing interest rates. We entered into these interest rate swap agreements to mitigate our exposure to interest rate fluctuations and at a time when we believed long-term interest rates were reasonably low. None of our interest rate swap meets hedge accounting criteria under accounting guidance relating to Derivatives and Hedging. Although we are exposed to credit-related losses in the event of non-performance in connection with such swap agreements, because the counterparties are major financial institutions, we consider the risk of loss due to their nonperformance to be minimal. Through these swap transactions, we effectively hedged the interest rate exposure of 44% of our loans outstanding as of December 31, 2020, which bear interest at LIBOR.

The following table sets forth the sensitivity of our existing loans as of December 31, 2020, as to a 100 basis point increase in LIBOR, taking into account our interest rate swap agreements that are currently in place, during the next five years, and reflects the additional interest expense.

Year	Amount
2021	$2.6	million
2022	1.8	million
2023	0.6	million
2024	—	million
2025	0.1	million

Freight Derivatives and Bunker Swaps

We are subject to markets risks relating to changes in charter rates because we have entered into a certain number of FFA's on the Panamax index maturing in 2021 and 2022. Generally freight derivatives may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates reported on an identified index for the specified route and time period, the seller of the FFA is required to pay the buyer the settlement sum, being an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days of the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operations and cash flow.

Our FFA derivatives do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in earnings. For the year ended December 31, 2020, we incurred a net unrealized loss on FFAs of $0.2 million. We did not have any outstanding FFA derivatives during the year ended December 2019.

We are also subject to markets risks relating to changes in the prices of bunkers prices because we have entered into a certain number of bunker swap contracts to manage our exposure to fluctuations of bunker price differentials associated with the consumption of bunkers by our vessels. Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. If we take positions in bunker swaps or other derivative instruments we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operations and cash flow.

We used these bunker swaps as an economic hedge to reduce the risk on bunker price differentials. Our bunker swaps do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in earnings. Bunker swaps are treated as assets/liabilities until they are settled. During the years ended December 31, 2019 and 2020, we entered into a number of bunker swaps. For the year ended December 31, 2020, we incurred a gain on bunkers swaps of $0.2 million, whereas for the year ended December 31, 2019, we incurred a loss of $0.1 million.

Foreign Currency Exchange Risk

We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2020 we incurred approximately 28.3% of our vessel operating expenses in currencies other than the U.S. dollar and the vast majority of our management fees to our Managers in currencies other than the U.S. dollar. As of December 31, 2020, approximately 26.7% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar and were subject to exchange rate risk, as their value fluctuates with changes in exchange rates.

A hypothetical 10.0% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2020, would have increased our vessel operating expenses by approximately $2.0 million, our management fees to our Managers by approximately $1.9 million and the fair value of our outstanding accounts payable by approximately $0.2 million.

    As of December 31, 2020, the majority of our outstanding contractual obligations to our Managers were denominated in Euros, equivalent to $70.4 million. A hypothetical 10% immediate adverse move in the Euro exchange rate from the rate in effect as of December 31, 2020, would have increased our outstanding contractual obligations to our Managers by approximately $6.8 million. While, from time to time, we have in the past used financial derivatives in the form of foreign exchange forward agreements to mitigate the risk associated with exchange rate fluctuations, currently, no such instruments are in place, although we may enter into foreign exchange forward agreements in the future in relation to the remaining expenditures denominated in Euros.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Material Modifications to the Rights of Security Holders

We adopted a shareholder rights plan on August 6, 2020, that authorizes the issuance to our existing stockholders of preferred share rights and additional shares of Common Stock if any third party seeks to acquire control of a substantial block of our Common Stock. See “Item 10. Additional Information—B. Articles of Incorporation and Bylaws—Shareholder Rights Plan” included in this annual report for a description of the shareholders rights plan.

ITEM 15.	CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2020. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include without limitation controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2020.

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

 In making its assessment of our internal control over financial reporting as of December 31, 2020, management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013 (“COSO”).

 Management concluded that, as of December 31, 2020, our internal control over financial reporting was effective. Deloitte Certified Public Accountants S.A. (“Deloitte”), our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2020 which is reproduced in its entirety in Item 15(c) below.

C. Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Safe Bulkers, Inc.

Majuro, Republic of the Marshall Islands

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Safe Bulkers, Inc. and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Company and our report dated March 30, 2021, expressed an unqualified opinion on those financial statements.

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
March 30, 2021

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

We have adopted a Code of Business Conduct and Ethics for all officers and employees of our company, which incorporates a Code of Ethics for directors and a Code of Conduct for corporate officers, a copy of which is posted on our website, and may be viewed at http://www.safebulkers.com/corp_ethics.htm. We will also provide a paper copy of this document free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of Dr. Loukas Barmparis, Secretary, Safe Bulkers, Inc., e-mail: directors@safebulkers.com, telephone: +30 2111 888 400, +357 25 887 200. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2020.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees billed to the Company for the fiscal years ended December 31, 2020 and 2019 by the Company’s principal accounting firm, Deloitte Certified Public Accountants S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, Limited, by the category of service, were as follows:

	2019	2020
	(in thousands)
Audit fees	$320	$378
All other fees	13	19
Total fees	$333	$397

Audit fees represent compensation for professional services rendered for the integrated audit of the consolidated financial statements of the Company and for the review of the quarterly financial information as well as in connection with the review of the Annual Report, review of registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory fillings. Other fees represent fee for professional services rendered in connection with assistance provided with the Company's cyber security assessment, including cyber awareness training.

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

On March 19, 2020, the Company announced a share repurchase program under which it may from time to time purchase up to 100,000 Series C Preferred Shares and up to 100,000 Series D Preferred Shares on the open market. The Company’s share repurchase program does not obligate it to purchase any of its Preferred Shares, and the share repurchase program may be modified or terminated at any time without prior notice. Any such purchases will be made in the open market in compliance with applicable laws and regulations. As of December 31, 2020, 2,496 Series C Preferred Shares and 4,950 Series D Preferred Shares had been repurchased and cancelled under this repurchase at an average price of $11.87 and $11.95, respectively.

Common Stock

In June 2019, the Company implemented a new program for the repurchase of an amount of up to 5,000,000 shares of its common stock. In March 2020, we expanded such share repurchase program to provide for the repurchase of an additional 1,500,000 shares of Common Stock on the open market which expired in June 2020. Any such purchases were made in the open market in compliance with applicable laws and regulations. All 6,126,579 shares of Common Stock repurchased under this program were canceled.

Details on the shares purchased under such program as of March 15, 2021, are set forth in the table below:

Period	Total Number of Shares of Common Stock Purchased(a)	Average Price Paid per Share of Common Stock	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs
June 2019	1,361	1.45	1,361
November 2019	845,022	1.69	845,022
December 2019	155,913	1.74	155,913
Total	1,002,296	1.70	1,002,296

January 2020	69,788	1.39	69,788
February 2020	1,017,724	1.33	1,017,724
March 2020	1,853,225	1.17	1,853,225
April 2020	916,179	1.10	916,179
May 2020	989,490	0.97	989,490
June 2020	277,877	1.03	277,877
Total	5,124,283	1.15	5,124,283
Total 2019 & 2020	6,126,579	1.24	6,126,579

(a) All purchases were made on the open market in accordance with Rule 10b-18 and Rule 10b5-1 under the Exchange Act.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-41 incorporated herein by reference.

ITEM 19.	EXHIBITS

Exhibit	Description

1.1	First Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 on the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995))
1.2	Articles of Amendment of First Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 99.1 on the Company’s Form 6-K, filed on October 8, 2009)
1.3	First Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.2 on the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995))
2.1	Form of Registration Rights Agreement between Safe Bulkers, Inc. and Vorini Holdings Inc. (Incorporated by reference to Exhibit 4.2 on the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995))
2.2	Shareholders Rights Agreement, dated August 5, 2020, between Safe Bulkers, Inc. and American Stock Transfer & Trust Company (Incorporated by reference to Exhibit 4.1 on the Company’s Form 6-K, filed on August 6, 2021)
2.3	Specimen Share Certificate (Incorporated by reference to Exhibit 4.1 on the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995))
2.4	Statement of Designation of the 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (Par Value $0.01 Per Share) (Incorporated by reference to Exhibit 3.4 on the Company’s Form 8-A12B filed on May 7, 2014)
2.5	Statement of Designation of the 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (Par Value $0.01 Per Share) (Incorporated by reference to Exhibit 3.4 on the Company’s Form 8-A12B filed on June 30, 2014)
2.6	Statement of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock (Incorporated by reference to Exhibit 3.1 on the Company’s Form 6-K, filed on August 6, 2021)
2.7	Description of Securities
4.1	Management Agreement, dated May 29, 2018, between Safety Management Overseas S.A. and Safe Bulkers, Inc.
4.2	Management Agreement, dated May 29, 2018, between Safe Bulkers Management Limited and Safe Bulkers, Inc.
4.3	Second Amended and Restated Restrictive Covenant Agreement, dated August 2, 2017, among Safe Bulkers, Inc., Polys Hajioannou, Vorini Holdings Inc. and Machairiotissa Holdings Inc. (Incorporated by reference to Exhibit 4.3 on the Company’s Form 20-F, filed on March 2, 2018)
4.4	Second Amended and Restated Restrictive Covenant Agreement, dated August 2, 2017, between Safe Bulkers, Inc. and Polys Hajioannou (Incorporated by reference to Exhibit 4.4 on the Company’s Form 20-F, filed on March 2, 2018)
4.5	Amended and Restated Loan Agreement, dated October 3, 2018, by and among Safe Bulkers, Inc., DNB Bank ASA, as Mandated Lead Arranger, DNB Bank ASA, as Agent, DNB Bank ASA, as Swap Provider, and DNB Bank ASA, as Security Agent
4.6	Amended and Restated Loan Agreement, dated March 28, 2019, by and among Safe Bulkers, Inc., DNB Bank ASA, as Mandated Lead Arranger, DNB Bank ASA, as Agent, DNB Bank ASA, as Swap Provider, and DNB Bank ASA, as Security Agent
4.7	At-The-Market Equity Offering Sales Agreement between Safe Bulkers, Inc. and DNB Markets, Inc. (Incorporated by reference to Exhibit 1.1 on the Company’s Form 6-K, filed on August 7, 2020)
8.1	List of Subsidiaries
12.1	Certification of principal executive officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended
12.2	Certification of principal financial officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended
13.1	Certification of principal executive officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte Certified Public Accountants S.A.
101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, formatted in lnline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets as of December 31, 2019 and 2020; (ii) Consolidated Statements of Operations for the years ended December 31, 2018, 2019 and 2020; (iii) Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2018, 2019 and 2020; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2019 and 2020; and (v) Notes to Consolidated Financial Statements

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

March 30, 2021

By:	/s/ KONSTANTINOS ADAMOPOULOS
Name: Konstantinos Adamopoulos
Title: Chief Financial Officer and Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Safe Bulkers, Inc.

Majuro, Republic of the Marshall Islands.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Safe Bulkers Inc. and subsidiaries (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of operations, shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2021, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Vessel Impairment – Future Charter Rates – Refer to Note 2 of the consolidated financial statements.

Critical Audit Matter Description

The Company’s evaluation of its vessels for impairment involves an initial assessment of each vessel to determine whether events or changes in circumstances exist that may indicate that the carrying amount of the vessel is greater than its fair value and may no longer believed to be recoverable. Total vessels as of December 31, 2020 were $942.2 million.

If indicators of impairment exist for a vessel, the Company determines the recoverable amount by estimating the undiscounted future cash flows associated with the vessel. If the carrying value of the vessel exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. The undiscounted cash flows incorporate various factors and significant assumptions, including estimated future charter rates. Future charter rates reflect the rates currently in effect for the duration of their current charters, and an estimated daily time charter equivalent for the unchartered period using the twelve month budgeted rate for the vessel class for the first year; the Forward Freight Agreement charter rate for the vessel class for the second year; and thereafter, the most recent ten-year historical time charter average for the vessel class adding an estimated premium for vessels with installed scrubbers.

We identified future charter rates used in the undiscounted future cash flows analysis as a critical audit matter because of the complex judgements made by management to estimate future charter rates and the significant impact they have on undiscounted cash flows expected to be generated over the remaining useful life of the vessel.
This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s projected charter rates.

How the Critical Audit Matter was Addressed in the Audit

Our audit procedures related to the future charter rates utilized in the undiscounted future cash flows included the following among others:

•    We tested the effectiveness of controls over management’s review of the impairment analysis, including the future charter rates used within the undiscounted future cash flows analysis.

•    We evaluated the reasonableness of the Company’s estimate of future charter rates by:

–Evaluating the Company’s methodology for estimating the future charter rates by using our industry experience.

–Comparing the future charter rates utilized in the undiscounted future cash flow analysis to (1) historical rate information by vessel class published by third parties, (2) the Company’s historical rates, (3) the Company’s budget, (4) other external market sources, including analysts’ reports, market reports on spreads on marine fuel (for determination of premium for scrubber fitted vessels), reports on prospective market outlook and (5) other internal information, such as communications to the board of directors.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

March 30, 2021

We have served as the Company’s auditor since 2007.

SAFE BULKERS, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2019 AND 2020
(In thousands of U.S. Dollars, except for share and per share data)

		December 31,
	Notes	2019	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$78,938	$90,038
Time deposits		27,440	11,780
Accounts receivable		15,359	4,884
Assets held for sale	6	—	8,057
Due from Manager	3	558	48
Inventories		9,265	12,036
Derivative assets current	13	—	99
Accrued revenue	17	158	557
Restricted cash		—	3,400
Prepaid expenses and other current assets		4,271	3,835
Total current assets		135,989	134,734
FIXED ASSETS:
Vessels, net	4	944,706	942,164
Advances for vessels	5	19,294	9,126
Total fixed assets		964,000	951,290
OTHER NON CURRENT ASSETS:
Deferred financing costs		258	160
Restricted cash		13,701	18,754
Derivative assets long-term	13	—	54
Accrued revenue	17	455	75
Other non current assets		240	562
Total assets		1,114,643	1,105,629
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	7	64,054	75,784
Liability directly associated with assets held for sale	6	—	3,983
Unearned revenue	17	3,040	6,223
Trade accounts payable		12,965	13,480
Accrued liabilities	14	6,595	4,663
Derivative liabilities current	13	121	582
Due to Manager	3	9	—
Total current liabilities		86,784	104,715
Long-term debt, net	7	536,995	531,883
Unearned revenue Long-term	17	648	3,536
Derivative liabilities long-term	13	—	1,396
Other liabilities		274	1,240
Total liabilities		624,701	642,770
COMMITMENTS AND CONTINGENCIES	10
MEZZANINE EQUITY - Redeemable non-controlling interest	9	17,200	18,112
SHAREHOLDERS’ EQUITY:
Common stock, $0.001 par value; 200,000,000 authorized, 104,251,019 and 102,174,594 issued and outstanding at December 31, 2019 and 2020, respectively	8	104	102
Preferred stock, $0.01 par value; 20,000,000 authorized, 2,300,000 and 2,297,504 Series C Preferred Shares, 3,200,000 and 3,195,050 Series D Preferred Shares, issued and outstanding at December 31, 2019 and 2020, respectively	8	55	55
Additional paid in capital		356,963	354,284
Retained earnings		115,620	90,306
Total shareholders’ equity		472,742	444,747
Total liabilities, mezzanine equity and shareholders’ equity		1,114,643	1,105,629

            The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED December 31, 2018, 2019 AND 2020
(In thousands of U.S. Dollars, except for share and per share data)

	Years Ended December 31,
	Notes	2018	2019	2020
REVENUES:
Revenues	11	$201,548	$206,682	$206,035
Commissions		(8,357)	(8,921)	(7,877)
Net revenues		193,191	197,761	198,158
EXPENSES:
Voyage expenses		(6,378)	(13,715)	(41,582)
Vessel operating expenses	12	(63,512)	(68,569)	(70,086)
Depreciation	4	(48,067)	(50,310)	(54,269)
General and administrative expenses
- Management fee to related parties	3,16	(16,536)	(18,050)	(18,884)
- Company administration expenses	16	(2,706)	(2,589)	(2,618)
Early redelivery cost, net		(105)	(63)	—
Other operating expense		—	(414)	(241)
Operating income		55,887	44,051	10,478
OTHER (EXPENSE)/INCOME:
Interest expense	7	(25,713)	(26,815)	(21,233)
Other finance cost		(973)	(714)	(641)
Interest income		929	1,558	604
Gain/(loss) on derivatives	13	18	(121)	(1,303)
Foreign currency (loss)/gain		(670)	(76)	916
Amortization and write-off of deferred finance charges		(1,794)	(1,845)	(1,726)
Net income/(loss)		27,684	16,038	(12,905)
Less preferred dividend attributable to preferred shareholders		11,384	11,498	11,500
Less Mezzanine equity measurement		—	199	908
Net income/(loss) available to common shareholders		$16,300	$4,341	$(25,313)
Earnings/(loss) per share in U.S. Dollars, basic and diluted	19	$0.16	$0.04	$(0.25)
Weighted average number of shares, basic and diluted		101,604,339	101,686,312	102,617,944

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC. CONSOLIDATED STATEMENTS
OF SHAREHOLDERS’ EQUITY FOR THE YEARS
ENDED December 31, 2018, 2019 AND 2020
(In thousands of U.S. Dollars)

	Common Stock	Treasury Stock	Preferred Stock	Additional Paid in Capital	Retained Earnings	Total
Balance as of January 1, 2018	$102	$(120)	$59	$361,202	$95,105	$456,348
Net income	—	—	—	—	27,684	27,684
Issuance of common stock	1	—	—	3,296	—	3,297
Repurchase of common stock	—	(617)	—	—	—	(617)
Repurchase and cancellation of preferred stock	—	—	(4)	(9,484)	—	(9,488)
Share based compensation	—	—	—	120	—	120
Preferred share dividends declared	—	—	—	—	(11,510)	(11,510)
Balance as of December 31, 2018	$103	$(737)	$55	$355,134	$111,279	$465,834
Net income	—	—	—	—	16,038	16,038
Issuance of common stock	4	—	—	6,596	—	6,600
Repurchase and cancellation of common stock	(2)	—	—	(4,151)	—	(4,153)
Cancellation of common treasury stock	(1)	737	—	(736)	—	—
Share based compensation	—	—	—	120	—	120
Mezzanine equity measurement	—	—	—	—	(199)	(199)
Preferred share dividends declared	—	—	—	—	(11,498)	(11,498)
Balance at December 31, 2019	$104	$—	$55	$356,963	$115,620	$472,742
Net loss	—	—	—	—	(12,905)	(12,905)
Issuance of common stock	3	—	—	3,297	—	3,300
Repurchase and cancellation of preferred treasury stock				(89)	—	(89)
Repurchase and cancellation of common stock	(5)	—	—	(6,007)	—	(6,012)
Share based compensation	—	—	—	120	—	120
Mezzanine equity measurement	—	—	—	—	(908)	(908)
Preferred share dividends declared	—	—	—	—	(11,501)	(11,501)
Balance at December 31, 2020	$102	$—	$55	$354,284	$90,306	$444,747

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(In thousands of U.S. Dollars)

	December 31,
	2018	2019	2020
Cash Flows from Operating Activities:
Net income/(loss)	27,684	16,038	(12,905)
Adjustments to reconcile (net loss)/income to net cash provided by operating activities:
Depreciation	48,067	50,310	54,269
Other non cash items	—	279	241
Amortization and write-off of deferred finance charges	1,794	1,845	1,726
Unrealized loss on derivatives	60	121	1,704
Unrealized foreign exchange (gain)/loss	119	(10)	(254)
Share based compensation	120	120	120
Change in:
Accounts receivable	(534)	(4,217)	10,475
Due from Manager	(23)	41	510
Inventories	88	(5,540)	(3,531)
Accrued revenue	1,771	476	(19)
Prepaid expenses and other current assets	(1,097)	(1,448)	436
Due to Manager	23	(14)	(9)
Trade accounts payable	2,630	5,045	2,455
Accrued liabilities	2,625	(2,892)	1,049
Non current assets / Other liabilities	—	104	1,038
Unearned revenue	2,122	(1,974)	6,071
Net Cash Provided by Operating Activities	85,449	58,284	63,376
Cash Flows from Investing Activities:
Vessel advances	(45,932)	(39,240)	(50,444)
Increase in bank time deposits	(60,795)	(84,969)	(93,793)
Maturity of bank time deposits	43,057	87,424	109,453
Net Cash Used in Investing Activities	(63,670)	(36,785)	(34,784)
Cash Flows from Financing Activities:
Proceeds from long-term debt	187,513	177,575	92,400
Principal payments of long-term debt	(179,725)	(151,335)	(81,995)
Dividends paid	(11,387)	(11,495)	(11,497)
Payment of deferred financing costs	(1,873)	(2,052)	(1,762)
Payment of common stock offering expenses	(3)	—	(338)
Repurchase of common stock	(617)	(4,153)	(6,012)
Repurchase of preferred stock	(9,488)	—	(89)
Net Cash (Used in)/Provided by Financing Activities	(15,580)	8,540	(9,293)
Net increase in cash, cash equivalents and restricted cash	6,199	30,039	19,299
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(119)	10	254
Cash, cash equivalents and restricted cash at beginning of year	56,510	62,590	92,639
Cash, cash equivalents and restricted cash at end of year	62,590	92,639	112,192
Supplemental cash flow information:
Cash paid for interest (excluding capitalized interest):	23,849	29,348	20,943

Non Cash Investing and Financing Activities:
Unpaid financing fees	540	440	111
Part payment of vessel advances through issuance of common stock and preferred stock	20,175	6,600	3,300
Unpaid dividend on preferred stock	123	128	134
Unpaid common stock offering expenses	—	—	56
Unpaid capital expenditure	1,028	5,611	964
Reconciliation of Cash, Cash Equivalents and Restricted Cash:
Cash and cash equivalents	51,879	78,938	90,038
Restricted cash – Current assets	310	—	3,400
Restricted cash – Non current assets	10,401	13,701	18,754
Cash, cash equivalents and restricted cash shown in the statement of cash flows	62,590	92,639	112,192
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

As of December 31, 2020, Safe Bulkers held 50 wholly-owned companies (which are referred to herein as “Subsidiaries”) which together owned and operated a fleet of 42 drybulk vessels and were scheduled to acquire two additional newbuild vessels (the “Newbuilds”).

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

Subsidiary	Vessel Name	Type	Built
Maxeikosiepta Shipping Corporation (“Maxeikosiepta”)(1)(5)	Paraskevi	Panamax	January 2003
Marindou Shipping Corporation (“Marindou”)(1)	Maria	Panamax	April 2003
Maxeikosiexi Shipping Corporation (“Maxeikosiexi”)(1)	Koulitsa	Panamax	April 2003
Avstes Shipping Corporation (“Avstes”)(1)(6)	Vassos	Panamax	February 2004
Kerasies Shipping Corporation (“Kerasies”)(1)	Katerina	Panamax	May 2004
Marathassa Shipping Corporation (“Marathassa”)(1)	Maritsa	Panamax	January 2005
Kyotofriendo One Shipping Corporation (“Kyotofriendo One”)(2)(7)	Paraskevi 2	Panamax	April 2011
Maxeikositessera Shipping Corporation (“Maxeikositessera”)(2)	Efrossini	Panamax	February 2012
Glovertwo Shipping Corporation (“Glovertwo”)(2)	Zoe	Panamax	July 2013
Shikokutessera Shipping Inc. (“Shikokutessera”)(2)	Kypros Land	Panamax	January 2014
Shikokupente Shipping Inc. (“Shikokupente”)(2)	Kypros Sea	Panamax	March 2014
Gloverfour Shipping Corporation (“Gloverfour”)(2)	Kypros Bravery	Panamax	January 2015
Shikokuokto Shipping Corporation (“Shikokuokto”)(2)	Kypros Sky	Panamax	March 2015

Subsidiary	Vessel Name	Type	Built
Gloverfive Shipping Corporation (“Gloverfive”)(2)	Kypros Loyalty	Panamax	June 2015
Gloversix Shipping Corporation (“Gloversix”)(2)	Kypros Spirit	Panamax	July 2016
Pemer Shipping Ltd. (“Pemer”)(1)	Pedhoulas Merchant	Kamsarmax	March 2006
Petra Shipping Ltd. (“Petra”)(1)	Pedhoulas Trader	Kamsarmax	May 2006
Pelea Shipping Ltd. (“Pelea”)(1)	Pedhoulas Leader	Kamsarmax	March 2007
Vassone Shipping Corporation (“Vassone”)(2)	Pedhoulas Commander	Kamsarmax	May 2008
Maxeikosi Shipping Corporation (“Maxeikosi”)(1)	Pedhoulas Builder	Kamsarmax	May 2012
Maxeikositria Shipping Corporation (“Maxeikositria”)(1)	Pedhoulas Fighter	Kamsarmax	August 2012
Maxeikosiena Shipping Corporation (“Maxeikosiena”)(1)	Pedhoulas Farmer	Kamsarmax	September 2012
Youngone Shipping Corporation (“Youngone”)(2)	Pedhoulas Cherry	Kamsarmax	July 2015
Youngtwo Shipping Corporation (“Youngtwo”)(2)	Pedhoulas Rose	Kamsarmax	January 2017
Pinewood Shipping Corporation (“Pinewood”)(2)(3)	Pedhoulas Cedrus	Kamsarmax	June 2018
Marinouki Shipping Corporation (“Marinouki”)(1)	Marina	Post-Panamax	January 2006
Soffive Shipping Corporation (“Soffive”)(1)	Sophia	Post-Panamax	June 2007
Vasstwo Shipping Corporation (“Vasstwo”)(1)	Xenia	Post-Panamax	August 2006
Eniaprohi Shipping Corporation (“Eniaprohi”)(1)	Eleni	Post-Panamax	November 2008
Eniadefhi Shipping Corporation (“Eniadefhi”)(1)	Martine	Post-Panamax	February 2009
Maxdodeka Shipping Corporation (“Maxdodeka”)(1)	Andreas K	Post-Panamax	September 2009
Pentakomo Shipping Corporation (“Pentakomo”)(2)	Agios Spyridonas	Post-Panamax	January 2010
Maxdekatria Shipping Corporation (“Maxdekatria”)(1)	Panayiota K	Post-Panamax	April 2010
Maxdeka Shipping Corporation (“Maxdeka”)(2)	Venus Heritage	Post-Panamax	December 2010
Shikoku Friendship Shipping Company (“Shikoku”)(2)	Venus History	Post-Panamax	September 2011
Maxenteka Shipping Corporation (“Maxenteka”)(2)	Venus Horizon	Post-Panamax	February 2012
Shikokuepta Shipping Inc. (“Shikokuepta”)(2)	Troodos Sun	Post-Panamax	January 2016
Shikokuexi Shipping Inc. (“Shikokuexi”)(2)	Troodos Air	Post-Panamax	March 2016
Monagrouli Shipping Corporation (“Monagrouli”)(2)	Troodos Oak	Post-Panamax	April 2020
Maxpente Shipping Corporation (“Maxpente”)(1)	Kanaris	Capesize	March 2010
Eptaprohi Shipping Corporation (“Eptaprohi”)(1)	Pelopidas	Capesize	November 2011
Maxtessera Shipping Corporation (“Maxtessera”)(2)	Lake Despina	Capesize	January 2014
Shikokuennia Shipping Corporation (“Shikokuennia”)(2)	Mount Troodos	Capesize	November 2009
Agros Shipping Corporation ("Agros") (2)(4)	TBN - H 1381	Kamsarmax	April 2022
Lofou Shipping Corporation ("Lofou") (2)(4)	TBN -H 11013	Post-Panamax	April 2022
Gloverthree Shipping Corporation (“Gloverthree”)(2)	—	—	—
Staloudi Shipping Corporation (“Staloudi”)(1)	—	—	—
Gloverseven Shipping Corporation (“Gloverseven”)(2)	—	—	—
Kyotofriendo Two Shipping Corporation (“Kyotofriendo Two”)(2)(3)	—	—	—
Maxeikosipente Shipping Corporation (“Maxeikosipente”)(1)	—	—	—

(1)Incorporated under the laws of the Republic of Liberia.
(2)Incorporated under the laws of the Republic of the Marshall Islands.
(3)In July 2016, the Shipsales Contract relating to Hull No. 1552, initially contracted by Kyotofriendo Two, was novated to Pinewood. Under an agreement with an unaffiliated third party, upon delivery of the vessel, named Pedhoulas Cedrus, to Pinewood in June 2018, 100 shares of Series A Preferred Stock of Pinewood were issued to the unaffiliated third party for proceeds in the equivalent of $16,875 at the time of issuance, which were used to finance part of the cost of such vessel. Such shares had preference over shares of common stock of Pinewood with respect to distributions by, and liquidation of, Pinewood. Furthermore, under this agreement, Pinewood agreed to (i) pay its own expenses out of its own funds, (ii) keep its assets and funds separate from the assets and funds of the Company, (iii) refrain from holding its assets and/or creditworthiness as being available to satisfy any of the obligations of the Company and (iv) take, or refrain from taking, certain other actions designed to ensure that the assets of Pinewood are not available to creditors of Safe Bulkers or its other subsidiaries. All Series A Preferred Stock were redeemed by Pinewood in February 2021, and as a result all previously mentioned restrictions no longer exist.
(4)Estimated completion date for newbuild vessels as of December 31, 2020.
(5)Vessel held for sale. Sale is scheduled to be consummated in April 2021. See Note 6 and subsequent events Note 20.
(6)Vessel scheduled to be sold in May 2021. See subsequent events Note 20.
(7)The Company acquired the vessel as second-hand in March 2021. See subsequent events Note 20.

For the years ended December 31, 2018, 2019 and 2020 the following charterers individually accounted for more than 10% of the Company’s revenues as follows:

	December 31,
	2018	2019	2020
Viterra B.V. (ex-Glencore Agriculture B.V.)	14.73%	21.03%	15.01%
Bunge S.A.	13.76%	10.37%	—%
Cargill International S.A.	—%	—%	11.13%

Coronavirus Outbreak: On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (the “2019-nCoV”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where we conduct a large part of our operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions, which may continue to cause trade disruptions and volatility in the commodity markets. We have experienced and may continue to experience lower drybulk rates, as a result of the reduction of the global demand for dry bulk cargoes such as iron ore and coal, and additional costs to effect crew changes. Although to date there has not been any significant effect on our operating activities due to 2019-nCoV other than the decrease in market rates in 2020, which have recovered in 2021, and increased crew cost, the extent to which a new wave of the 2019-nCoV will impact the Company’s results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted, including among others, new information which may emerge concerning the severity of the virus and the effectiveness of the actions taken to contain or treat its impact or any resurgence or mutation of the virus, the availability and effectiveness of vaccines and their global deployment. Accordingly, an estimate of the future impact cannot be made at this time.

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

Inventories: Inventories consist of bunkers and lubricants owned by the Company remaining on board the vessels at the end of each reporting period, which are stated at the lower of cost and net realizable value. Cost is determined using the first–in, first-out method. Inventories consist of $5,422 and $8,346 of bunkers and of $3,843 and $3,690 of lubricants as of December 31, 2019 and 2020, respectively.

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

Vessels’ Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated residual value. The Company estimates the useful life of its vessels to be 25 years from the date of initial delivery from the shipyard. Second-hand vessels are depreciated from the date they become available for use through their remaining estimated useful life.

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

Impairment of Vessels: The Company follows the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived vessels. Various factors including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated voyage and vessel operating costs are included in this analysis. If the carrying value of the related vessel exceeds the undiscounted cash flows, the carrying value is reduced to its estimated fair value and the difference is recorded as an impairment loss in the consolidated statements of operations.

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

Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less the cost to sell the asset. These assets are no longer depreciated once they meet the criteria of being held for sale. As of December 31, 2020 the vessel Paraskevi and the related inventory on board was classified as held for sale as all relevant conditions were met. There were no assets held for sale as of December 31, 2019.

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

Derivative Instruments: The Company may enter into foreign exchange forward contracts, interest rate derivatives, bunker fuel price derivatives and forward freight contracts to create economic hedges for its exposure to foreign currency movement, interest rates of its loan obligations, bunker fuel consumed by its vessels and freight rates relating to the fluctuation of the vessel charter markets and on certain other obligations. When such derivatives do not qualify for hedge accounting the Company records these financial instruments in the consolidated balance sheet at their fair value as either a derivative asset or a liability, and recognizes the fair value changes thereto in the consolidated statements of operations. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) until the hedged item is recognized in the consolidated statements of operations. For the years ended December 31, 2018, December 31, 2019 and December 31, 2020, no derivatives were accounted for as accounting hedges.

Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and long-term loan repayment terms are described in Note 7. The Company manages its interest rate risk by entering into interest rate derivative instruments which are described in Note 13.

(b) Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of trade accounts receivable, cash and cash equivalents, time deposits and derivative instruments. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, time deposits and other investments with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of financial institutions it transacts with. The Company may be exposed to credit risk in the event of non-performance by its counterparties to derivative instruments; however, the Company may limit its exposure by transacting with counterparties with high credit ratings.

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

Treasury stock: The Company records the repurchase of its shares at cost based on the settlement dates of repurchase transactions. These shares are classified as treasury stock, as a reduction to shareholders’ equity. Treasury shares are included in authorized and issued shares but excluded from outstanding shares.

Accounting for Revenues and Related Expenses: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered under time charter or infrequently under voyage contracts.
A time charter is a contract for the use of a vessel for a specific period of time and a specified daily fixed charter hire rate, or a rate linked to either the Baltic Exchange Panamax Index (''BPI'') or to the Baltic Exchange Capesize Index (''BCI''). The charter hire is generally payable in advance. The Company’s time charter agreements are classified as operating leases pursuant to Accounting Standards Codification (“ASC”) 842 - Leases, because (i) the vessel is an identifiable asset, (ii) the Company does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel, during the term of the contract, and derives the economic benefits from such use. Time charter revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Time charter revenues are recognized as earned on a straight-line basis over the term of the charter as service is provided. Revenues from time charter may also include ballast bonus, which is an amount paid by the charterer for repositioning the vessel at the charterer’s disposal (delivery point), which is recognized as revenue over the term of the charter, and other miscellaneous revenues from vessel operations. Time charter hire is typically payable 15 or 30 days in advance as determined in the charter party agreement. On implementation of ASC 842 on January 1, 2019, the Company elected to apply a package of practical expedients under ASC 842, which allowed the Company, not to reassess (i) whether any existing contracts, on the date of adoption, contained a lease, (ii) lease classification of existing leases classified as operating leases in accordance with ASC 840 and (iii) initial direct costs for any existing leases. ASC 842 also provides a practical expedient to lessors by class of underlying asset, to not separate non lease components from the associated lease component when the following criteria are met (i) the timing and pattern of transfer for the lease component is the same as those for the non-lease component associated with that lease component and (ii) the lease component, if accounted for separately, would be classified as an operating lease. The Company, making use of this practical expedient for lessors, has elected not to separate the lease and non-lease components included in the time charter revenue but rather to recognize operating lease revenue as a combined single lease component for all time charter contracts as the related lease component, the hire of a vessel, and non-lease component, the fees for operating and maintaining the vessel, have the same timing and pattern of transfer (both the lease and non-lease components are earned by passage of time) and the predominant component is the lease.

Expenses relating to the Company’s time charters are vessel operating expenses and certain voyage expenses, which are paid by the Company and recognized as incurred. Vessel operating expenses that are paid by the Company include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other minor miscellaneous expenses. Voyage expenses which are also recognized as incurred by the Company include costs for draft surveys, hold cleaning, postage, extra war risk insurance and other minor miscellaneous expenses related to the voyage. Voyage expenses relating to bunkers consumption during the ballast period are considered contract fulfillment costs and are capitalized and amortized over the term of the charter when they meet the following criteria according to ASC 340-40-25-5: (i) the costs relate directly to a contract or to an anticipated contract that the entity can specifically identify, (ii) the costs generate or enhance resources of the entity that will be used in satisfying, or in continuing to satisfy, performance obligations in the future and (iii) the costs are expected to be recovered. The charterer is responsible for paying the cost of bunkers and other voyage expenses (e.g., port expenses, agents’ fees, canal dues, extra war risks insurance and any other expenses related to the cargo). Certain voyage expenses paid by the Company such as extra war risk insurance may be recovered from the charterer; such amounts recovered are recorded as Other Income within Revenues.

Vessels are also chartered under voyage charters, where a contract is made for the use of a vessel under which the Company is paid freight on the basis of moving cargo from a loading port to a discharge port. The Company accounts for a voyage charter when all the following criteria are met: (i) the parties to the contract have approved the contract in the form of a written charter agreement or fixture recap and are committed to perform their respective obligations, (ii) the Company can identify each party’s rights regarding the services to be transferred, (iii) the Company can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of the future cash flows is expected to change as a result of the contract) and (v) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The voyage contracts are considered service contracts which fall under the provisions of ASC 606 because the Company as the ship-owner retains the control over the operations of the vessel such as directing the routes taken or the vessel speed. In a voyage charter contract, the performance obligations begin to be satisfied once the vessel begins loading the cargo. The Company determined that its voyage charters consist of a single performance obligation which is met evenly as the voyage progresses and hence, the voyage revenues are recognized on a straight line basis over the duration of the voyage from commencement of the loading to completion of discharge. Probable losses on voyages are provided for in full at the time such losses can be estimated. Related expenses are operating expenses, bunkers and voyage expenses and are all paid for by the Company. The costs incurred during the period prior to commencement of loading the cargo, primarily bunkers, are deferred as they represent setup costs and recorded as a current asset and are amortized on a straight-line basis as the related performance obligations are satisfied. Costs incurred prior to loading which are directly related to the voyage, primarily bunkers, may be deferred, as they represent setup costs, if they meet certain conditions, and are amortized on a straight-line basis as the related performance obligations are satisfied over the duration of the voyage from load port to discharge port. Such deferred costs are presented in prepaid expenses and other current assets on the Consolidated Balance Sheets. Costs incurred during the voyage are expensed as incurred.

Voyage hire is typically paid partially upon initiation of the voyage and partially upon completion of the performance obligation. During the years ended December 31, 2018, December 31, 2019 and December 31, 2020, there has been one instance in 2018 and two instances in 2020, where a vessel was employed under a voyage charter. The voyage charter during the year ended December 31, 2018 had begun and ended in the same period. One of the voyage charters that begun during the year ended December 31, 2020 ended in the same period, while the remaining voyage charter ended after December 31, 2020.

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

Furthermore, until the year ended December 31, 2018 each Subsidiary was subject to a 4.00% U.S. federal tax in respect of its U.S. source shipping income (imposed on gross income without the allowance for any deductions). For our 2019 and 2020 taxable years, we were exempt from U.S federal tax on our U.S. source gross shipping income.

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

Recent Accounting Pronouncements:

Reference Rate Reform: In March 2020, the Financial Accounting Standards Board issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”).” ASU 2020-04 provides temporary optional expedients and exceptions to the guidance in U.S. GAAP on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. In January 2021, the FASB issued Accounting Standard Update ("ASU") 2021-01 (Topic 848), which amends and clarifies the existing accounting standard issued in March 2020 ("ASU") 2020-04 for Reference Rate Reform. Reference rates such as LIBOR, are widely used in a broad range of financial instruments and other agreements. The ASU permits entities to elect certain optional expedients and exceptions when accounting for derivative contracts and certain hedging relationships affected by changes in the interest rates used for discounting cash flows, for computing variation margin settlements, and for calculating price alignment interest in connection with reference rate reform activities under way in global financial markets (the “discounting transition”). The ASU 2020-04 is effective for adoption at any time between March 12, 2020 and December 31, 2022, for all entities and the ASU 2021-01 is effective for all entities as of January 7, 2021 through December 31, 2022. As of December 31, 2020, the Company has not made any contract modifications to replace the reference rate in any of its agreements and has yet not evaluated the effects of this standard on its consolidated financial position, results of operations, and cash flows.

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

For the period starting January 1, 2017 to May 28, 2018 the old management agreements provided for Ship Management Fees of $0.975 per day per vessel, Supervision Fees and Commissions were in line with those noted above.

The Ship Management Fees are recorded in Management Fees to Related Parties within General and Administrative Expenses (refer to Note 15). The Commissions on purchase of newbuilds or second-hand vessels and the Supervision Fees are recorded in Advances for vessels (refer to Note 5). The Commissions on sale are recorded in Gain or Loss on sale of assets, as the case may be.
Amounts due from Manager under the management agreements were $558 and $48 as of December 31, 2019 and December 31, 2020, respectively. Amounts due to Manager under the management agreements were $9 and $0 as of December 31, 2019 and December 31, 2020, respectively.

The Fees charged by our Managers comprised the following:

	Year Ended December 31,
	2018	2019	2020
Ship Management Fees	$16,536	$18,050	$18,884
Supervision Fees	275	275	275
Commissions	586	—	330

B. Credit Facilities and Interest Rate Swap Facility

During 2020, Lofou entered into a credit facility (refer to Note 7) with a financial institution for an amount up to $20,000, which will be available for drawing in 2022 upon delivery to Lofou of the newbuild vessel that will secure such credit facility. The Company agreed with the same financial institution the increase of the available amount by $10,000 and the extension of the tenor by up to two years of an existing revolving credit facility that had been signed in 2019 for an original amount of $20,000.

During 2020, the Company entered into an interest rate swap facility with the same financial institution, for a notional amount of up to $80,000. One of the independent members of the board of directors of the Company currently serves as the Chief Executive Officer of this financial institution. The transactions were evaluated and approved by the board of directors of the Company excluding that independent member of the board of directors of the Company.

C. Principal Executive Office Lease
The Company leases office space from a company controlled by Polys Hajioannou, at Apt. D11, Les Acanthes, 6, Avenue des Citronniers, MC98000 Monaco, where our principal executive office is established. The office space lease contract is for the period until February 2023 with an annual lease payment in the amount of EUR 63,000 equivalent to $76 as of December 31, 2020, and is recorded in “General and administrative expenses” in the Consolidated Statements of Operations.

4.    Vessels, Net

Vessels, net are comprised of the following:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2019	$1,272,351	$(317,060)	$955,291
Transfer from Advances for vessels	39,725	—	39,725
Depreciation expense	—	(50,310)	(50,310)
Balance, December 31, 2019	$1,312,076	$(367,370)	$944,706
Transfer from Advances for vessels	59,265	—	59,265
Transfer to Assets held for sale	(13,881)	6,343	(7,538)
Depreciation expense	—	(54,269)	(54,269)
Balance, December 31, 2020	$1,357,460	$(415,296)	$942,164

Transfer from Advances for vessels represents advances paid for vessels under construction and vessels acquisitions which were delivered to the Company, completed vessel improvements in respect of ballast water treatment systems (“BWTS”) and sulfur oxide exhaust gas cleaning systems (“Scrubbers”), and vessel improvements in respect of second-hand vessels acquired and comprised:

•During the year ended December 31, 2019: BWTS and Scrubbers retrofitting on several vessels; and
•During the year ended December 31, 2020: Delivery to the Company of Troodos Oak (ex-Hull No. S 1772) and BWTS and Scrubbers retrofitting on several vessels.

Transfer to Assets held for sale during the year ended December 31, 2020 relates to the vessel Paraskevi; refer to Note 6 below.

Consistent with prior practices, we reviewed all our vessels for impairment and none were found to be impaired at December 31, 2019 and December 31, 2020.

As of December 31, 2020, 31 vessels owned by the Company with a carrying value of $679,761 had first priority mortgages registered as security for certain of the Company’s loans and credit facilities, while title of ownership is held by the relevant lender for another 10 vessels with a carrying value of $242,994 to secure the relevant sale and lease back financing transactions. See further Note 7.

5.    Advances for Vessels

Advances for vessels are comprised of the following:

Balance, January 1, 2019	$8,596
Additions for advances, including capitalized expenses and interest	50,423
Transferred to vessel cost (refer to Note 4)	(39,725)
Balance, December 31, 2019	19,294
Additions for advances, including capitalized expenses and interest	49,097
Transferred to vessel cost (refer to Note 4)	(59,265)
Balance, December 31, 2020	$9,126

Advances paid for vessels represent advances paid for vessel acquisitions, vessels under construction and vessel improvements and comprise payments of instalments that were due to the respective shipyard or third-party sellers, capitalized interest, certain capitalized expenses and expenditures for major improvements and regulatory compliance. During December 31, 2019 and December 31, 2020, such payments were made for the following vessels:

•During the year ended December 31, 2019: advances for Troodos Oak, BWTS and Scrubbers retrofitting and improvements for several vessels; and
•During the year ended December 31, 2020: advances for Troodos Oak, Hull 1381, Hull 11013, BWTS and Scrubbers retrofitting and improvements for several vessels.

6. Assets Held for Sale

Assets held for sale of $8,057 as of December 31, 2020, represents the carrying value of the vessel Paraskevi of $7,538 plus the value of bunkers and lubricants onboard on the same date. A Memorandum of Agreement ('MoA') was entered into with an unrelated third party on January 21, 2021, for her sale at a price of $7,300, which is expected to be consummated in April 2021 on delivery of the vessel to her new buyers. The independent brokers' valuation of the vessel Paraskevi as of December 2020, was $8,000 and hence there was no impairment indicator. The Company, in the context of its plan to gradually renew its fleet by selling certain of its older vessels, in November 2020, determined to dispose of this vessel and commenced seeking interested buyers. At that time, the Company concluded that the vessel met all the criteria for asset held for sale classification, and ceased her depreciation.

7.    Long Term Debt

Long term debt is comprised of the following borrowings:

			December 31,
Borrower	Commencement	Maturity	2019	2020
Maxdekatria 1	July 2018	January 2020	10,250	—
Pentakomo 1	July 2018	January 2020	10,250	—
Maxeikosiepta 1	December 2018	February 2021	4,500	4,000
Safe Bulkers 1	April 2019	June 2022	10,000	8,000
Maxtessera 1	November 2018	October 2022	24,000	22,000
Shikokupente - Shikokuennia - Pemer - Petra 1	July 2019	January 2023	10,000	8,510
Shikokupente 1	August 2018	August 2023	13,455	12,927
Shikokuennia 1	October 2018	October 2023	15,267	14,385
Shikokuepta 1	February 2016	February 2024	18,783	17,150
Petra 1	November 2018	November 2023	7,343	6,135
Pemer 1	November 2018	November 2023	7,343	6,135
Avstes 1	June 2019	May 2024	6,190	5,985
Maxeikositria 1	September 2017	August 2024	11,239	10,893
Maxeikosi 1	September 2017	August 2024	11,239	10,893
Maxpente 1	September 2017	August 2024	16,750	16,100
Maxeikositessera 1	September 2017	August 2024	11,700	11,310
Maxenteka 1	September 2017	August 2024	13,934	13,536
Safe Bulkers 1	November 2018	August 2024	27,500	22,250
Safe Bulkers 1	November 2014	September 2024	86,504	79,758
Maxeikosiexi 1	September 2015	March 2023	5,186	4,432
Marathassa 1	September 2015	March 2023	5,622	4,820
Marinouki 1	September 2015	March 2023	8,487	7,263
Kerasies 1	September 2015	March 2023	5,942	5,097
Soffive 1	September 2015	March 2023	9,193	7,853
Eptaprohi 1	September 2015	March 2023	43,294	37,053
Pelea - Vasstwo - Eniaprohi - Vassone 1	December 2018	December 2024	44,750	43,250
Safe Bulkers 2	December 2019	December 2024	—	29,000
Maxdeka 3	November 2019	August 2025	21,020	19,076
Shikoku Friendship 3	November 2019	August 2025	22,111	20,066
Shikokutessera 3	November 2019	August 2025	21,459	19,502
Glovertwo 3	November 2019	August 2025	20,209	18,344
Maxeikosiena 3	September 2015	September 2025	19,292	18,058
Pentakomo 3	January 2020	January 2026	—	14,500
Maxdekatria 3	January 2020	January 2026	—	14,500
Youngtwo 3	January 2017	January 2027	22,207	21,203
Monagrouli 1	April 2020	April 2027	—	25,520
Shikokuokto 3	December 2019	December 2027	20,000	18,000
Gloversix 3	December 2019	December 2027	20,800	18,720
Total			605,819	616,224
Current portion of long-term debt			65,473	77,284
Liability directly associated with assets held for sale			—	4,000

Long-term debt	540,346	534,940
Total debt	605,819	616,224
Current portion of deferred financing costs	1,419	1,500
Deferred financing costs directly associated with assets held for sale	—	17
Deferred financing costs non-current	3,351	3,057
Total deferred financing costs	4,770	4,574
Total debt	605,819	616,224
Less: Total deferred financing costs	4,770	4,574
Total debt, net of deferred financing costs	601,049	611,650
Less: Current portion of long-term debt, net of current portion of deferred financing costs	64,054	75,784
Less: Liability directly associated with assets held for sale	—	3,983
Long-term debt, net of deferred financing costs, non-current	536,995	531,883

1.    Credit facility.
2.    Revolving credit facility.
3.    Sale and leaseback financing transaction.

The above table includes ten facilities whereby the relevant vessels were formerly owned by our respective subsidiaries and have been sold to third parties and taken back by us on a bareboat charter basis with either an obligation to purchase them or a purchase option at the end of the respective charter period or an option to buy them during the respective charter period at predetermined purchase prices. Ownership will revert back to the Company on settlement of the outstanding amounts. Details of these facilities are as follows:

Each of Maxeikosiena and Youngtwo entered into a sale and leaseback agreement in 2015 and 2017, respectively, with third party companies, subsidiaries of a financial institution, regarding the respective vessel owned by the relevant subsidiary. The proceeds from the agreement entered by Maxeikosiena were used to fully prepay the amount outstanding under a previous credit facility secured by the respective vessel, and the proceeds from the agreement entered into by Youngtwo were used for general corporate purposes. Under these agreements, each vessel was sold and leased back on a bareboat charter basis for a period of 10 years, with a purchase obligation at the end of the 10th year. Furthermore, each subsidiary holds an option to purchase back the respective vessel after the second year of the bareboat charter, at annual intervals and predetermined purchase prices. In view of the obligation of the subsidiaries to purchase the respective vessels at the end of the bareboat charter, the Company has assessed that these transactions be recorded as financing transactions.

Each of Shikokutessera, Maxdeka, Shikoku and Glovertwo entered into a sale and leaseback agreement in November 2019, with third party companies, subsidiaries of a financial institution, regarding the respective vessel owned by the relevant subsidiary. The proceeds from each of these agreements were used to fully prepay the amount outstanding under previous credit facilities secured by the respective vessels and for general corporate purposes. Under these agreements, the respective vessel was sold and leased back on a bareboat charter basis, in the case of the vessel owned by Shikokutessera for a period of 8 years, and in the case of the other three vessels for seven and a half years. Each respective subsidiary holds an option to purchase back its respective vessel five years and nine months after the commencement of the respective bareboat charter. The sale and leaseback agreements include onerous provisions for the relevant subsidiaries in the event that such options are not exercised. The Company has verbally committed to exercise this purchase option for all four vessels. In view of this commitment and the onerous provisions if the options are not exercised, the Company has assessed that these transactions be recorded as financing transactions.

Each of Shikokuokto and Gloversix entered into a sale and leaseback agreement in December 2019, with third party companies, subsidiaries of a financial institution, regarding the respective vessel owned by the relevant subsidiary. The proceeds from each of these agreements were used to fully prepay the amount outstanding under previous credit facilities secured by the respective vessels and for general corporate purposes. Under these agreements, each vessel was sold and leased back on a bareboat charter basis for a period of 8 years, with a purchase obligation at the end of the 8th year. Furthermore, each respective subsidiary holds an option to purchase back its respective vessel after the third year of the bareboat charter, at predetermined purchase prices. In view of the obligation of the subsidiaries to purchase the respective vessels at the end of the bareboat charter, the Company has assessed that these transactions be recorded as financing transactions.

Each of Pentakomo and Maxdekatria entered into a sale and leaseback agreement in January 2020, with third party companies, subsidiaries of a financial institution, regarding the respective vessel owned by the relevant subsidiary. The proceeds from each of these agreements were used to fully prepay the amount outstanding under previous credit facilities secured by the respective vessels and for general corporate purposes. Under these agreements, each vessel was sold and leased back on a bareboat charter basis for a period of 6 years, with a purchase obligation at the end of the 6th year. Furthermore, each respective subsidiary holds an option to purchase back its respective vessel after the third year of the bareboat charter, at predetermined purchase prices. In view of the obligation of the subsidiaries to purchase the respective vessels at the end of the bareboat charter, the Company has assessed that these transactions be recorded as financing transactions.

During 2020, upon delivery of the newbuild vessel owned by it, Monagrouli drew down the relevant credit facility of $26,400, which is repayable over seven years through quarterly principal instalments and a balloon payable on maturity.

During 2020, Agros entered into a sale and leaseback agreement, with an unrelated third party for $26,200, regarding the newbuild vessel Agros has agreed to acquire. The transaction will be consummated in 2022 upon delivery of the vessel to Agros. Under the agreement, the vessel will be sold and leased back on a bareboat charter basis for a period of 10 years, with a purchase obligation at the end of the 10th year. Furthermore, Agros holds an option to purchase back the vessel after the third year of the bareboat charter, at predetermined purchase prices. In view of the obligation of Agros to purchase the vessel at the end of the bareboat charter, the Company has assessed that this transaction be recorded as financing transaction.

During 2020, Lofou entered into a credit facility with a financial institution for $20,000, regarding the newbuild vessel Lofou has agreed to acquire. The facility will be available for drawing upon delivery of the vessel to Lofou in 2022 and will be repayable over seven years through quarterly principal instalments and a balloon payable on maturity.

In addition to the above described facilities, in January 2021, Pinewood entered into a sale and leaseback agreement, with an unrelated third party, regarding the vessel owned by Pinewood. This transaction was consummated in February 2021 and the proceeds were used for the redemption of all issued and outstanding shares of Pinewood's series A cumulative redeemable perpetual preferred stock and for general corporate purposes. Under the agreement, the vessel was sold and leased back on a bareboat charter basis for a period of 10 years, with a purchase obligation at the end of the 10th year. Furthermore, Pinewood holds an option to purchase back the vessel after the third year of the bareboat charter, at predetermined purchase prices. In view of the obligation of Pinewood to purchase the vessel at the end of the bareboat charter, the Company has assessed that this transaction be recorded as financing transaction.

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

Our loans and credit facilities are generally repayable by either quarterly or semi-annual principal instalments and a balloon payment due on maturity, with the exception of the Maxeikosiena and Youngtwo loan facilities, that are repayable by principal instalments every 45 days out of a portion of the bareboat hire payment and a balloon payment due on maturity equal to the purchase obligation. The fair value of debt outstanding on December 31, 2020 amounted to $620,642 when valuing the Maxeikosiena, Youngtwo, Shikokutessera, Maxdeka, Shikoku and Glovertwo loan facilities on the basis of the deemed equivalent fixed rate, as applicable on December 31, 2020, which are considered to be Level 2 items in accordance with the fair value hierarchy.

In addition to the Agros and Lofou financings, noted above, which will be available upon delivery of the respective vessels, as of December 31, 2020, an amount of $1,000 was available for drawdown under the revolving credit facility. The estimated minimum annual principal payments required to be made after December 31, 2020, based on the loan and credit facility agreements as amended, are as follows:

To December 31,
2021	$81,284
2022	118,733
2023	119,764
2024	171,855
2025	66,834
2026 and thereafter	57,754
Total	$616,224

Total interest incurred on long-term debt for the years ended December 31, 2018, December 31, 2019 and December 31, 2020 amounted to $25,713, $26,929 and $21,417, respectively, which includes interest capitalized of $0, $114 and $184 for the years ended December 31, 2018, December 31, 2019 and December 31, 2020, respectively. The average interest rate (including the margin) for all bank loan and credit facilities during the years December 31, 2018, December 31, 2019 and December 31, 2020 was 4.428% p.a., 4.624% p.a. and 3.382% p.a., respectively.

Except for the Safe Bulkers revolving credit facility, the outstanding of which amounted to $29,000, as of December 31, 2020, and is unsecured, all the remaining, loan and credit facilities were secured as follows:

•First priority mortgages over the vessels owned by the Company or title of ownership for the vessels under sale and lease back finance arrangements;
•First priority assignment of all insurances and earnings of the relevant vessels; and
•Corporate guarantee from Safe Bulkers in respect of facilities entered into by the Subsidiaries.
The loan and credit facility agreements contain debt covenants including restrictions as to changes in management and ownership of the vessels, entering into certain long-term charters, additional indebtedness and mortgaging of vessels without the respective lender’s prior consent, minimum vessel insurance cover ratio requirements, as well as minimum fair vessel value ratio to outstanding loan principal requirements (the “Minimum Value Covenant”). The Minimum Value Covenant must not fall below 105%, 115% or 120% as the case may be. The borrowers are permitted to pay dividends to their owners as long as no event of default under the respective loan has occurred or has not been remedied or would occur as a result of the payment of such dividends.
Certain of the loan and credit facility agreements require the respective borrowers to maintain at all times a minimum balance in each vessel operating account, from $150 to $1,000.
The Safe Bulkers facilities and the corporate guarantees of the Company include the following financial covenants:
•total consolidated liabilities divided by total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment, and the book value of all other assets), must not exceed 85% (the “Consolidated Leverage Covenant”);
•total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment, and the book value of all other assets) less its total consolidated liabilities must not be less than $150,000 (the “Net Worth Covenant”);
•the ratio of EBITDA over consolidated interest expense must not be less than 2.0:1, on a trailing 12 months’ basis (the “EBITDA Covenant”);
•consolidated debt in relation to the 41 Subsidiaries that owned vessels as of the date the covenant was agreed (December 2019) must not exceed $630,000 (the “Maximum Debt Covenant”);
•a minimum of 30% or 35%, as per the relevant agreement, of its voting and ownership rights shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities and in the case of one facility Polys Hajioannou beneficially holds a minimum of 20% of the voting and ownership rights (the “Control Covenant”): and
•payment of dividends is subject to no event of default having occurred and be continuing or would occur as a result of the payment of such dividends.
The Minimum Value Covenant, Consolidated Leverage Covenant, EBITDA Covenant, Net Worth Covenant and Control Covenant do not apply to the Shikokuepta loan facility. The Minimum Value Covenant and EBITDA Covenant do not apply to the Maxeikosiena and Youngtwo financing agreements. The EBITDA Covenant does not apply to the Shikokuokto, Gloversix, Pentakomo and Maxdekatria financing agreements. The Minimum Value Covenant does not apply to the Maxdeka, Shikoku Friendship, Shikokutessera and Glovertwo financing agreements. The Maximum Debt Covenant only applies to the Safe Bulkers revolving credit facility.
As of December 31, 2020, the Company was in compliance with all debt covenants in effect, with respect to its loans and credit facilities.

8.    Share Capital

As of December 31, 2019 and December 31, 2020, the Company had 200,000,000 shares of authorized common stock of $0.001 par value, of which 104,251,019 and 102,174,594 were issued and outstanding respectively.

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

As of December 31, 2019 and December 31, 2020, the Company had 20,000,000 shares of authorized preferred stock of $0.01 par value, of which 2,300,000 and 2,297,504 Series C Cumulative Redeemable Perpetual Preferred Shares (the “Series C Preferred Shares”), respectively, and 3,200,000 and 3,195,050 Series D Cumulative Redeemable Perpetual Preferred Shares (the “Series D Preferred Shares” and, together with the Series C Preferred Shares, the “Preferred Shares”), respectively, were issued and outstanding, respectively. In addition, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a shareholder rights plan.

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

Common stock

In June 2016, the Company implemented a program for the repurchase of an amount of up to 2,000,000 shares of its common stock. As of December 31, 2018, the Company had repurchased 113,076 shares of common stock under this repurchase program, which were canceled in 2019.

In November 2018, November 2019, and April 2020 the Company issued to an unaffiliated third party 1,441,048, 3,963,964, and 2,951,699 shares of common stock to pay the first, second and fourth instalment of $3,300, $6,600, and $3,300, respectively, of the purchase price of the Troodos Oak.

In December 2018, the Company implemented a new program for the repurchase of an amount of up to 3,000,000 shares of its common stock. As of December 31, 2018, the Company had repurchased 345,012 shares of common stock under the repurchase program, which were held as treasury shares. An additional 1,332,182 shares of common stock were repurchased until February 5, 2019. All 1,677,194 repurchased shares of common stock were subsequently canceled in 2019. This program was terminated in February 2019.

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

In December 2019, the Company implemented a new program for the repurchase of an amount of up to 1,500,000 shares of its common stock. In March 2020, the Company terminated the program, having repurchased and canceled an amount of 1,500,000 shares of common stock during the first quarter of 2020.

In March 2020, the Company implemented a new program for the repurchase of an amount of up to 2,000,000 shares of its common stock, which was expanded for an additional 2,000,000 shares of its common stock. In June 2020, the Company terminated the program, having repurchased and canceled an amount of 3,624,283 shares of common stock.

In August 2020, the Company filed a prospectus supplement with the Securities and Exchange Commission, under which it may offer and sell shares of its common stock from time to time up to aggregate net offering proceeds of $23,500 through an “at-the-market” equity offering program (the “ATM Program”). As of December 31, 2020, the Company had not offered to sell and has not sold any shares under the ATM Program. As of March 15, 2021, the Company had offered and sold common shares under the ATM Program. Refer to subsequent events Note 20.

Pursuant to arrangements approved by the Company’s shareholders and the nominating and compensation committee, effective July 1, 2008, in respect of the audit committee chairman and effective January 1, 2010, in respect of the other independent directors of the Company, the audit committee chairman receives the equivalent of $15 every quarter, and the other independent directors each receive the equivalent of $7.50, all payable in arrears in the form of newly-issued Company common stock as part compensation for services rendered as audit committee chairman and independent directors, respectively. The number of shares to be issued is determined based on the closing price of the Company’s common stock on the last trading day prior to the end of each quarter in which services were provided and the shares are issued as soon as practicable following the end of the quarter. During the years ended December 31, 2018, December 31, 2019 and December 31, 2020, 18,996 shares, 36,937 shares and 48,079 shares, respectively, were issued to the audit committee chairman and 18,996 shares, 36,937 shares and 48,079 shares, respectively, were issued in aggregate to the two other independent directors of the Company.

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

In March 2020, the Company implemented a program for the repurchase up to 100,000 Series C Preferred Shares and up to 100,000 Series D Preferred Shares on the open market. Under the statement of designation of the respective series of preferred shares, any such shares repurchased by the Company were cancelled. As of December 31, 2020, 2,496 Series C Preferred Shares and 4,950 Series D Preferred Shares had been repurchased and cancelled under this repurchase program.

The payment due upon liquidation to holders of any series of the Company’s preferred shares is fixed at the redemption preference of $25.00 per share plus accumulated and unpaid dividends to the date of liquidation. The liquidation price of the Series C Preferred Shares and Series D Preferred Shares as of December 31, 2020 was $58,242 and $80,995, respectively.

9.    Mezzanine equity

Mezzanine equity represents the USD equivalent of 100 shares of Series A Cumulative Redeemable Perpetual Preferred Stock (the "Series A Preferred Shares") of our subsidiary Pinewood issued in June 2018 to an unaffiliated third party investor (the "Investor") in the amount of JPY1,854,900,000 plus accrued dividend. As of December 31, 2019 and 2020, the USD equivalent amounted to $17,072, and $17,978, plus accrued dividend of $128 and $134, respectively. These shares were issued as partial payment for the cost of the vessel Pedhoulas Cedrus owned by Pinewood.

Such shares had preference over shares of common stock of Pinewood with respect to distributions by, and liquidation of, Pinewood. The Series A Preferred Shares did not entitle the Investor to any voting rights (other than in limited circumstances in the case of certain events of default under the terms of their issuance), and they might be redeemed at the option of Pinewood at any time or at the option of the Investor upon the third anniversary of the issuance date. Such option to redeem the Series A Preferred Shares by the Investor met the criteria for classification as mezzanine equity. The Investor was entitled to a dividend of 2.95% p.a. from the Series A Preferred Shares. The declaration of such dividend was subject to the discretion of Pinewood's board of directors and dividends accrued and cumulated irrespective of such declaration. The Investor was entitled to nominate one director to the board of Pinewood, representing a minority of Pinewood’s board of directors.

The payment due upon liquidation to the Investor of Series A Preferred Shares was fixed at the redemption preference of JPY1,854,900,000 plus accumulated and unpaid dividends to the date of liquidation. The liquidation price of the Series A Preferred Shares as of December 31, 2020 was JPY1,868,654,641, equivalent to $18,112.

In February 2021, Pinewood, after giving due notification, exercised its option and redeemed all Series A Preferred Shares, paying at the time to the Investor a liquidation price of JPY1,863,295,328, equivalent to $17.6 million which included accumulated dividends to the date of liquidation. Refer to subsequent events Note 20.

10.    Commitments and Contingencies

(a) Capital expenditure commitments relating to our vessels and vessels under construction are as follows:

Year Ended December 31,	Due to Shipyards/Sellers	Due to Manager	Other Commitments	Total
2021	$—	$550	$1,813	$2,363
2022	50,284	1,141	932	52,357
Total	50,284	1,691	2,745	54,720

Other commitments represent contracted costs related to the purchase of BWTS and Scrubbers to be installed on certain of the fleet vessels.

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

11.    Revenues

Revenues are comprised of the following:

	Year Ended December 31
	2018	2019	2020
Time charter revenue	$191,977	$202,400	$198,382
Voyage charter revenue	1,113	—	2,603
Other income	8,458	4,282	5,050
Total	201,548	206,682	206,035

The Company generates its revenues from time charters or infrequently under voyage contracts. Time charter agreements may have renewal options for one to 12 months. The charter party generally provides typical warranties regarding the speed and the performance of the vessel as well as some owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws, and carry only lawful and non-hazardous cargo. The Company typically enters into time charters ranging from one month to five years and in isolated cases on longer terms depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject only to the owner protective restrictions discussed above. Vessels may also be chartered under voyage charters, where a contract is made for the use of a vessel under which the Company is paid freight on the basis of moving cargo from a loading port to a discharge port. Voyage hire is typically paid partially upon initiation of the voyage and partially upon completion of the performance obligation.

During the year ended December 31, 2018, 2019 and 2020, the Company generated revenue from its time charters of $191,977, $202,400 and $198,382, respectively. Scrubber fitted vessels are able to earn a premium attributable to the use of the scrubbers installed on board the vessels, to reduce the sulfur content of fuels due to new legislation effective January 1, 2020, which amounted to $16,331 and included in time charter revenue for the year ended December 31, 2020.

As of December 31, 2020, the time charters under which the Company vessels were employed had remaining term ranging from less than one month to six months based on the minimum duration of the contracts, excluding six vessels that were employed under time charters for a original duration of five years and two vessels which were on long term time charters for periods of ten or twenty years with a remaining tenor ranging between 1 to 11 years.

As of December 31, 2019, no vessel was employed under a voyage charter. As of December 31, 2020, one of the voyage charters that began during the year was in progress and ended after December 31, 2020, and one voyage charter entered in December 2020, had not initiated the performance obligation, i.e. the relevant vessel had not arrived at the loading port. As of December 31, 2020, contract assets representing voyage costs of $38, incurred between the contract date and the date of the vessel’s arrival at the loading port are included in prepaid expenses and other current assets. As of December 31, 2020, the aggregate amount of the transaction price allocated to the remaining performance obligation is $222, all of which had been collected as of December 31, 2020, and the entity will recognize this revenue over the time of the voyage until its completion which is during the first quarter of 2021.

12.    Vessel Operating Expenses

Vessel operating expenses are comprised of the following:

	Year Ended December 31,
	2018	2019	2020
Crew wages and related costs	$33,340	$33,655	$34,364
Insurance	3,163	3,409	3,380
Repairs, maintenance and drydocking costs	6,606	8,922	10,097
Spares, stores and provisions	13,855	14,776	14,921
Lubricants	3,901	4,565	4,059
Taxes	842	608	642
Miscellaneous	1,805	2,634	2,623
Total	$63,512	$68,569	$70,086

13.    Fair Value of Financial Instruments and Derivatives Instruments

Cash and cash equivalents and restricted cash and interest rate, bunker price and freight derivatives are recorded at fair value. The carrying values of the current financial assets and current financial liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair values of the variable interest long-term debt approximate the recorded values, due to their variable interest rates. The fair value of the fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Company believes the terms of its loans are similar to those that could be procured as of December 31, 2020. The fair value of the long-term debt is disclosed in Note 7.

Derivative instruments

Interest rate swaps:

The Company from time to time enters into interest rate derivative contracts to manage interest costs and risk associated with changing interest rates with respect to its variable interest loans and credit facilities. No interest rate swap transactions were entered into during the year ended December 31, 2019. Details of interest rate swap transactions entered into as of December 31, 2020 are presented in the table below:

				Notional amount
Counterparty (1)	Inception	Expiry	Fixed Rate	December 31, 2019	December 31, 2020
SHIKOKUPENTE (2)	August 3, 2020	August 1, 2023	0.2750%	—	12,927
SHIKOKUENNIA (2)	July 20, 2020	October 20, 2023	0.3500%	—	14,385
MAXPENTE	September 21, 2020	August 27, 2024	0.3220%	—	10,150
MAXENTEKA	September 21, 2020	August 27, 2024	0.3220%	—	9,500
MAXEIKOSITESSERA	September 21, 2020	August 27, 2024	0.3220%	—	7,350
SAFE BULKERS	March 4, 2020	September 30, 2024	0.9900%	—	10,000
SAFE BULKERS	March 4, 2020	September 30, 2024	0.9000%	—	10,000
SAFE BULKERS	March 9, 2020	September 30, 2024	0.8000%	—	10,000
SAFE BULKERS	March 10, 2020	September 30, 2024	0.6500%	—	20,000
SAFE BULKERS	March 30, 2020	September 30, 2024	0.6000%	—	10,000
SAFE BULKERS	May 5, 2020	May 5, 2025	0.4000%	—	10,000
SAFE BULKERS	July 10, 2020	May 5, 2025	0.4000%	—	10,000
SAFE BULKERS	July 10, 2020	May 5, 2025	0.3800%	—	10,000
SAFE BULKERS	July 14, 2020	May 5, 2025	0.3800%	—	10,000
SAFE BULKERS	June 4, 2020	June 4, 2025	0.5000%	—	10,000
SAFE BULKERS	June 11, 2020	June 11, 2025	0.4500%	—	10,000
SAFE BULKERS	June 15, 2020	June 15, 2025	0.4000%	—	10,000
SAFE BULKERS	June 30, 2020	June 30, 2025	0.4250%	—	10,000
SAFE BULKERS	July 1, 2020	July 1, 2025	0.3800%	—	10,000
SAFE BULKERS	July 9, 2020	July 9, 2025	0.3600%	—	10,000
SAFE BULKERS	July 16, 2020	July 16, 2025	0.3500%	—	10,000
SAFE BULKERS	July 30, 2020	July 30, 2025	0.3300%	—	10,000
SAFE BULKERS	August 3, 2020	August 3, 2025	0.3700%	—	10,000
Total				$—	$244,312

(1) Under all above swap transactions, the bank effects quarterly floating-rate payments to the Company for the relevant amount based on the three-month USD LIBOR, and the Company effects quarterly payments to the bank on the relevant amount at the respective fixed rates.

(2) The notional amounts of the above transactions are reduced during the term of the swap transactions based on the expected principal outstanding under the respective facility.

Foreign Exchange Forward Contracts

The Company from time to time may also enter into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to capital expenditure obligations or for trading purposes. Foreign exchange forward contracts are agreements entered into with a bank to exchange, at a specified future date, currencies of different countries at a specific rate. As of December 31, 2020, the Company had one outstanding derivative instrument relating to currency exchange contracts for JPY500 million or USD4.8 million, entered into in November 2020 with maturity in January 2021.

Bunker Price Swaps:

In December 2019, the Company entered into a bunker fuel contract for the period January to December 2020 for 12,000 tonnes per annum or 1,000 tonnes per month to sell the spread differential between the price per ton of the 0.5% and 3.5% sulfur content fuel respectively, with the objective of reducing the risk arising from lower spread differential, which affects the additional revenue from the operation of Scrubbers in scrubber-fitted vessels. In January 2020, the Company entered into a bunker fuel contract for a period until December 2020 and for 12,000 tonnes per annum of 1,000 tonnes per month to buy the spread differential between the price per ton of the 0.5% and 3.5% sulfur content fuel respectively. Through the latter contract, the Company closed out the position and earned during the year ended December 31, 2020 a profit of $554, which is presented within Gain/(loss) on derivatives in the consolidated statement of operations.

In November and December 2020, the Company entered into three bunker fuel contracts for an aggregate of 36,000 tonnes per annum or for each contract 1,000 tonnes per month for the period January 2021 to December 2021 and two bunker fuel contracts for an aggregate of 24,000 tonnes per annum or for each contract 1,000 tonnes per month for the period January 2022 to December 2022 to sell the spread differential between the price per ton of the 0.5% and 3.5% sulfur content fuel respectively.

Forward Freight Agreements (“FFAs”):

During the year ended December 31, 2020, the Company entered into a certain number of FFAs on the Panamax index maturing in 2021 and 2022 with the objective of reducing the risk arising from the volatility in the vessel charter rates. No FFAs were entered into during the year ended December 31, 2019. The valuation of the Company’s open positions as at December 31, 2020, is presented in the tables below.

The Company’s interest rate agreements, foreign exchange forward contracts, bunker fuel contracts and FFAs do not qualify for hedge accounting. The Company determines the fair market value of such derivative contracts at the end of every period and accordingly records the resulting unrealized loss/gain during the period in the consolidated statement of operations.

Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains/losses in the consolidated statements of operations are shown below:

Derivatives not designated as hedging instruments

		Asset Derivatives Fair Values		Liability Derivatives Fair Values
Type of Contract	Balance sheet location	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020
Foreign Currency	Derivative assets / Current assets	$—	$99	$—	$—
Interest Rate	Derivative assets / Non-current assets	—	54	—	—
Interest Rate	Derivative liabilities / Current liabilities	—	—	—	—
Bunker Fuel	Derivative liabilities / Current liabilities	—	—	121	408
Forward Freight	Derivative liabilities / Current liabilities	—	—	—	174
Bunker Fuel	Derivative liabilities / Non-current liabilities	—	—	—	116
Interest Rate	Derivative liabilities / Non-current liabilities	—	—	—	1,280
	Total Derivatives	$—	$153	$121	$1,978

	Amount of Gain/(Loss) Recognized on Derivatives Year ended December 31,
	2018	2019	2020
Forward Freight	$—	$—	$(174)
Foreign Currency	—	—	99
Interest Rate Contracts	18	—	(1,379)
Bunker Fuel Contracts	—	(121)	151
Net Gain/(Loss) Recognized	$18	$(121)	$(1,303)

The gain or loss is recognized in the consolidated statement of operations and is presented in Other (Expense)/Income – Gain/(Loss) on derivatives.

The Company’s interest rate derivative instruments are pay-fixed, receive-variable interest rate swaps based on the USD LIBOR swap rate. The fair value of the interest rate swaps is determined using a discounted cash flow approach based on expected forward LIBOR swap yield curves and take into account the credit risk of the counterparty financial institutions. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy. Differences in prices are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy.

The Company’s foreign exchange forward derivative instruments are agreements entered into with a bank to exchange, at a specified future date, currencies of different countries at a specific rate. The fair value of the foreign exchange forward derivative instruments is determined using mid-rates based on available market rates at the time of the valuation and take into account the credit risk of the counterparty financial institutions. Foreign exchange prices are observable at commonly quoted intervals for the full terms of the foreign exchange forward derivative instruments and therefore are considered Level 2 items in accordance with the fair value hierarchy.

The Company’s FFA derivative instruments were receive-fixed, pay-variable swaps based on the earnings of the Panamax class dry bulk vessels as published by the Baltic Exchange. The fair value of the FFA derivatives is determined using a discounted cash flow approach based on the market rate of such earnings at the time of such valuation and take into account the credit risk of the counterparty financial institutions. Differences in prices are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy.

The Company’s bunker fuel derivative instruments were receive-fixed, pay-variable swaps based on the difference in price between various categories of bunker fuels. The fair value of the bunker fuel swaps is determined using a discounted cash flow approach based on the difference on the market rate of each bunker fuel price at the time of such valuation and take into account the credit risk of the counterparty financial institutions. Differences in prices are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy.

The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2019 and December 31, 2020.

	Significant Other Observable Inputs (Level 2)
	December 31,
	December 31, 2019	December 31, 2020
Derivative instruments – asset position	$—	$153
Derivative instruments – liability position	121	1,978

14.    Accrued Liabilities

Accrued liabilities are comprised of the following:

	December 31,
	2019	2020
Interest on long-term debt	$1,588	$837
Vessels’ operating and voyage expenses	4,223	3,385
Commissions	176	195
Interest on derivatives and other finance expenses	511	145
General and administrative expenses	97	101
Total	$6,595	$4,663

15.    Future Minimum Time Charter Revenue

The future minimum time charter revenue, net of commissions, based on vessels committed to non-cancellable time charter contracts (including fixture recaps) as of December 31, 2020, is as follows:

December 31,
2021	$78,235
2022	35,541
2023	29,449
2024	28,856
2025	21,476
Thereafter	49,725
Total	$243,282

Revenues from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance. In arriving at the minimum future charter revenues, an estimated off-hire time has been deducted, although such estimate may not be reflective of the actual off-hire in the future.

16.    General and Administrative Expenses

General and administrative expenses include management fees payable to our Managers and costs in relation to the administration of our company. General and administrative expenses for the years ended December 31, 2018, December 31, 2019 and December 31, 2020 were as follows:

	December 31,
	2018	2019	2020
Management fees – related parties	$16,536	$18,050	$18,884
Professional fees (legal and accounting)	833	720	832
Directors fees and expenses	477	468	644
Listing fees and expenses	115	97	93
Miscellaneous	1,281	1,304	1,049
Total	$19,242	$20,639	$21,502

17.    Unearned Revenue /Accrued Revenue

Unearned Revenue represents cash received in advance of it being earned, whereas Accrued Revenue represents revenue earned prior to cash being received. Revenue is recognized as earned on a straight-line basis at their average rates when charter agreements provide for varying annual charter rates over their term. Total Unearned Revenue/Accrued Revenue during the periods presented is as follows:

	December 31,
	2019	2020
Unearned Revenue
Cash received in advance of service provided – Current liability	$1,826	$4,687
Deferred revenue resulting from varying charter rates – Current liability	1,214	1,536
Deferred revenue resulting from varying charter rates – Non-Current liability	648	3,536
Total Unearned Revenue	$3,688	$9,759
Accrued Revenue
Resulting from varying charter rates – Current asset	158	557
Resulting from varying charter rates – Non-Current asset	455	75
Total Accrued Revenue	$613	$632

18.    Dividends

During 2018, the Company declared and paid one quarterly consecutive dividend of $0.50 per share and one final portion dividend of $0.1167 per share of Series B Preferred Shares, totaling $234, and four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $4,600 and of Series D Preferred Shares, totaling $6,400, respectively.

During 2019, the Company declared and paid four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $4,600, and four quarterly consecutive dividends of $0.50 per share of Series D Preferred Shares, totaling $$6,400.

During 2020, the Company declared and paid four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $4,596, and four quarterly consecutive dividends of $0.50 per share of Series D Preferred Shares, totaling $6,393.

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

During 2019, the Company's subsidiary Pinewood declared and paid preferred dividends totaling JPY54,719,550.00 equivalent to $500 comprising of a dividend of JPY134,924.92 per share equivalent to $1,217.40 per share of Series A Preferred Shares for the quarter ended March 31, 2019, followed by a dividend of JPY136,424.08 per share equivalent to $1,234.68 per share of Series A Preferred Shares for the quarter ended June 30, 2019 and followed by one dividend of JPY137,923.25 per share equivalent to $1,281.22 per share of Series A Preferred Shares for the quarter ended September 30, 2019. In addition during 2019, Pinewood declared a dividend of JPY137,923.25 per share equivalent to $1,269.45 per share of Series A Preferred Shares for the quarter ended December 31, 2019, included under the caption “Mezzanine Equity” in the consolidated balance sheets, which was paid in January 2020.

During 2020, Pinewood declared and paid preferred dividends totaling JPY54,719,550.00 equivalent to $512 comprising of a dividend of JPY136,051.34 per share equivalent to $1,243.12 per share of Series A Preferred Shares for the quarter ended March 31, 2020, followed by a dividend of JPY136,051.34 per share equivalent to $1,272.39 per share of Series A Preferred Shares for the quarter ended June 30, 2020 and followed by a dividend of JPY137,546.41 per share equivalent to $1,294.87 per share of Series A Preferred Shares for the quarter ended September 30, 2020. In addition during 2020, Pinewood declared a dividend of JPY137,546.41 per share equivalent to $1,311.62 per share of Series A Preferred Shares for the quarter ended December 31, 2020, included under the caption “Mezzanine Equity” in the consolidated balance sheets, which was paid in January 2021.

19.    Earnings/(loss) Per Share

Diluted earnings/(loss) per share is the same as basic earnings/(loss) per share. There are no other potentially dilutive shares. The computation of basic earnings/(loss) per share is presented as follows:

	December 31,
	2018	2019	2020
Net income/(loss)	$27,684	$16,038	$(12,905)
Less preferred dividend attributable to preferred shareholders	11,384	11,498	11,500
Less Mezzanine equity measurement	—	199	908
Net income/(loss) available to common shareholders	16,300	4,341	(25,313)
Weighted average number of shares, basic and diluted	101,604,339	101,686,312	102,617,944
Earnings/(loss) per share in U.S. Dollars, basic and diluted	0.16	0.04	(0.25)

20.    Subsequent Events

(a) Early termination of charter: In December 2020, the Company agreed the early termination of an existing charter of the Capesize-class vessel MV Lake Despina, which was contractually due to expire in January 2024. In exchange for the early redelivery of the vessel, the charterer paid the Company cash compensation of $8.1 million, 50% of which was paid in December 2020 and recorded under trade accounts payable, and the balance in January 2021. The vessel was redelivered in February 2021 on which date the termination cash compensation has been recognized as income.

(b) Dividend declaration: On January 7, 2021, the board of directors declared a dividend of $0.50 per share of all classes of preferred shares, totaling $2,746, payable to all shareholders of record as of January 22, 2021, which was paid on February 1, 2021.

(c) Vessel sale: As noted in Note 7, on January 21, 2021, Maxeikosiepta entered into a MoA with an unrelated third party, for the sale of Paraskevi at a price of $7,300. The sale of the vessel is expected to be consummated in April 2021 and a loss on sale of $300 is expected to be incurred.

(d) Vessel sale: On January 28, 2021, Avstes entered into a MoA with an unrelated third party, for the sale of Vassos at a price of $8,650. Vassos did not meet all the criteria for Held for Sale classification as of December 31, 2020. The sale of the vessel is expected to be consummated in May 2021 and a loss on sale of asset of $1,000 is expected to be incurred.

(e) Vessel purchase: On February 8, 2021, Kyotofriendo One entered into a MoA with an unrelated third party, for the purchase of a second-hand vessel at a price of $14,050. The vessel was delivered to the Company in March 2021.

(f) Redemption of Mezzanine equity / New Financing: As noted in Note 9, in February 2021, Pinewood delivered a notice of redemption for all issued and outstanding Series A Preferred Shares, recorded as mezzanine equity (the "Mezzanine Equity") with redemption price of approximately $17.6 million, including accrued dividend. The Mezzanine Equity was issued in 2018 to a third party investor in relation to the financing of the vessel Pedhoulas Cedrus. The redemption was completed within February 2021. At the same time, the Company consummated a sale and lease back transaction entered into in January 2021 for Pedhoulas Cedrus through a bareboat charter agreement with a purchase obligation at a predetermined price on termination and purchase options after the third year in the Company's favor. The proceeds of $24,300, were used for the redemption of all issued and outstanding shares of Series A Preferred Shares and for general corporate purposes.

(g) Common stock sold under the ATM: As of December 31, 2020, the Company had not offered to sell and has not sold any common shares under the ATM Program. As of March 15, 2021, the Company had sold 3,200,457 common shares with aggregate net offering proceeds of $8.9 million under the ATM Program.

(h) Interest rate derivatives: In February 2021, the Company entered into a pay-fixed, receive-variable interest rate derivative contract commencing February 2021 and maturing December 2025, at a fixed rate of 0.745% and for a notional amount of $30,000.