Form 20-F
period 2021-12-31
SAFE BULKERS, INC.
filed 2022-03-30
CIK 1434754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2021
☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2021, there were 121,640,839 shares of the registrant’s common stock, 2,297,504 shares of 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value per share, liquidation preference $25.00 per share, and 3,195,050 shares of 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value per share, liquidation preference $25.00 per share, outstanding.

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

FORWARD-LOOKING STATEMENTS

All statements in this annual report that are not statements of historical fact are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The disclosure and analysis set forth in this annual report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as forward-looking statements. In some cases, predictive, future-tense or forward-looking words such as “believe,” “intend,” “anticipate,” “continue,” “possible,” “hope,” “estimate,” “project,” “forecast,” “plan,” “target,” “seek,” “potential,” “may,” “will,” “likely to,” “would,” “could,” “should” and “expect” and other similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the Securities and Exchange Commission (“SEC”), other information sent to our security holders, and other written materials.

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
•the effect of the 2019 Novel Coronavirus (the “2019-nCoV”) on our business and operations and any related remediation measures on our performance and business prospects;
•the extent to which any new wave or new variant of the 2019-nCoV, including the Delta and Omicron variants, will impact the Company’s results of operations and financial condition;
•potential disruption of shipping routes due to natural disasters, accidents, political events or other developments outside of our control, including the conflict in Ukraine and the extent to which such events could have any impact on the Company’s results of operations and financial condition;
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
•our future capital expenditures (including our ability to successfully install ballast water treatment systems in all of our vessels and complete our program for the remaining installation of sulfur oxide exhaust gas cleaning systems (“Scrubbers”) and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime delays, cost overruns and lost revenue);
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
See the sections entitled “Risk Factors” of this Annual Report on Form 20-F for the year ended December 31, 2021.

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

Unless otherwise indicated, all references to “Dollars” and “$” in this report are to U.S. Dollars and all references to “Euro” and “€” in this report are to Euros.The consolidated financial statements and notes of Safe Bulkers, Inc.,have been prepared in accordance with United States (the “U.S.”) generally accepted accounting principles (“U.S. GAAP”). The historical results included elsewhere in this document are not necessarily indicative of our future performance.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION
Safe Bulkers, Inc., was formed on December 11, 2007 under the laws of the Republic of the Marshall Islands. Safe Bulkers’ common stock trades on the New York Stock Exchange (“NYSE”) under the symbol “SB.” The Company’s series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB.PR.C” and “SB.PR.D”, respectively. We are a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Our vessels transport major bulks, which include iron ore, coal and grain and minor bulks, which include bauxite, fertilizers and steel products. We or our managers have offices in Monaco, Greece, Cyprus and Switzerland. Our fleet consists of dry bulk vessels of four sizes, namely Capesize vessels with carrying capacity of about 180,000 dwt; Post Panamax vessels with carrying capacities of between 85,000 dwt and 100,000 dwt; Kamsarmax vessels with carrying capacities of between 80,000 dwt and 84,000 dwt; and Panamax vessels with carrying capacities of between 75,000 and 78,000 dwt. As of March 18, 2022, we have a fleet of 40 vessels, with an aggregate capacity of 3.9 million deadweight ton (“dwt”) expressed in metric tons, referring to the maximum weight of cargo and supplies that a vessel can carry. In addition, we have entered into agreements for the acquisition of nine Japanese dry-bulk newbuilds of which six are Kamsarmax class vessels and three are Post-Panamax class vessels. All nine newbuilds on the Company's orderbook are designed to meet the Phase 3 requirements of Energy Efficiency Design Index related to the reduction of green house gas emissions (''GHG -EEDI Phase 3'') as adopted by the International Maritime Organization, ("IMO") and also comply with the latest NOx emissions regulation, NOx-Tier III (IMO, MARPOL Annex VI, reg. 13) (''NOx-Tier III''). The two newbuilds on the Company's orderbook scheduled to be delivered in 2022 are a Kamsarmax class, scheduled to be delivered in May 2022, and a Post-Panamax class scheduled to be delivered within the third quarter of 2022, followed by five newbuilds scheduled to be delivered in 2023 and two newbuilds scheduled to be delivered in the first quarter of 2024.

(A) Reserved

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
•The market value of drybulk vessels is highly volatile. A decrease of the market values of our vessels could cause us to incur an impairment loss and have an adverse affect on our results of operations.
•Drybulk industry is competitive, and we may not be able to compete successfully for charters with new entrants or     established companies with greater resources.
•We are subject to complex regulations and liability, including anti-bribery, labor, environmental, international safety and anti-corruption laws that may require significant expenditures.
•Our vessels fitted with Scrubbers may face difficulties from the price differential between compliant fuels with 0.5% sulfur content (''Compliant Fuels'') and heavy fuel oil with sulfur content of 3.5% (''HFO''), regulatory restrictions and shortage in availability of HFO, while our non–scrubber fitted vessels may face difficulties in competing with Scrubber-fitted vessels and incur additional repairs and maintenance costs, affecting our results of operations.

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
•World events, including terrorist attacks, international hostilities and potential disruption of shipping routes due to events outside of our control, including the conflict in Ukraine, could negatively affect our results of operations.
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
•Uncertainty regarding the London Interbank Offered Rate (“LIBOR”) due to changes in the reporting practices, the method in which LIBOR is determined or the use of alternative reference rates, such as the Secured Overnight Financing Rate (“SOFR”), may adversely impact our indebtedness.
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

Risks Relating to Our Common Stock and Preferred Shares
•Our chief executive officer Polys Hajioannou is the Company's largest shareholder and his interests may be different from yours.
•Our status as a foreign private issuer within the rules promulgated under the Exchange Act exempts us from certain requirements of the SEC and NYSE.
•The market price of our Common Stock may be adversely affected by sales of substantial amounts of our Common Stock pursuant to our at the market equity offering program (the “ATM Program”).

Risks Inherent in Our Industry and Our Business

The international drybulk shipping industry is cyclical and volatile, having reached historical highs in 2008 and historical lows in 2016. Charter rates improved in 2019 and declined significantly in 2020, due in part to the impact of 2019- nCoV, which resulted in relatively lower charter rates. Charter rates improved during 2021. Cyclicality and volatility may lead to reductions in the charter rates we are able to obtain, in vessel values and in our earnings, results of operations and available cash flow.

The drybulk shipping industry is cyclical with attendant volatility in charter rates, vessel values and profitability. The industry is cyclical in nature due to seasonal fluctuations and to the market adjustments in supply of and demand for drybulk vessels, and trade disruptions, such as those caused by the 2019-nCoV. We expect this cyclicality and volatility in market rates to continue in the foreseeable future. Accordingly, there can be no assurance that the drybulk charter market will remain at levels recently experienced in the near future, and the market could experience a downturn in case of a new wave of 2019-nCoV, or as a result of the Ukraine conflict, or for other reasons. For example, in 2008, the Baltic Dry Index (the “BDI”), had reached an all-time high of 11,793, while in 2016, BDI had reached an all-time low of 290. During 2019, 2020, 2021 and 2022, the BDI, remained volatile, reaching an annual low of 595 in February 2019 and a high of 2,518 in September 2019 for 2019, an annual low of 393 in May 2020 and an annual high of 2,097 in October 2020 for 2020, an annual low of 1,303 on February 10, 2021 and an annual high of 5,650 on October 7, 2021, and a low of 1,296 on January 26, 2022 and a high of 2,727 in March 14, 2022, thus far in 2022.

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

As of March 18, 2022, 27 of our 40 drybulk vessels were deployed or scheduled to be deployed on period time charters of more than three months remaining term. In addition, we have entered into agreements for the acquisition of nine Japanese dry-bulk GHG-EEDI Phase 3 NOx-Tier III newbuilds, scheduled to be delivered two in 2022, five in 2023 and two in 2024. None of the newbuilds on order currently have any contracted charter. As more vessels become available for employment, we may have difficulty entering into multi-year, fixed-rate time charters for our vessels, and as a result, our cash flows may be subject to volatility in the long-term. We may be required to enter into variable rate charters or charters linked to the Baltic Panamax Index, as opposed to contracts based on fixed rates, which could result in a decrease in our cash flows and net income in periods when the market for drybulk shipping is depressed. If low charter rates in the drybulk market prevail during periods when we must replace our existing charters, it will have an adverse effect on our revenues, profitability, cash flows and our ability to comply with the financial covenants in our loan and credit facilities.
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
•the 2019-nCoV and related factors;
•global and regional economic and political conditions, including weather, natural or other disasters (including the 2019-nCoV), armed conflicts (including the Ukraine conflict), terrorist activities and strikes;
•environmental and other regulatory developments;
•the location of regional and global exploration, production and manufacturing facilities and the distance drybulk cargoes are to be moved by sea;
•changes in seaborne and other transportation patterns including shifts in the location of consuming regions for energy resources, commodities, and transportation demand for drybulk transportation;

•international sanctions, embargoes, import and export restrictions, nationalizations and wars, including the conflict in Ukraine;
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
•changes in environmental and other regulations that may limit the useful lives of vessels or effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and
•ability of the Company to maintain ESG practices acceptable to customers, regulators and financing sources.

Factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. We anticipate that the future demand for our drybulk vessels and, in turn, drybulk charter rates, will be dependent, among other things, upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global drybulk vessel fleet and the sources and supply of drybulk cargo to be transported by sea. A decline in demand for commodities transported in drybulk vessels or an increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our business, financial condition and results of operations. There can be no assurance as to the sustainability of future economic growth, if any, due to unexpected demand shocks.

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

The market supply of drybulk vessels has been increasing in terms of dwt, and the number of drybulk vessels on order as of December 31, 2021 was approximately 8.7% for Panamax to Post-Panamax class vessels and 7.1% for Capesize class vessels, as compared to the then-existing global drybulk fleet in terms of dwt, with the majority of new deliveries expected during 2022. As a result, the drybulk fleet continues to grow. In addition, during periods when there are high expectations for charter market recovery, a large number of orders may be placed in shipyards, resulting in a further increase of newbuild orders and accordingly in the size of the global drybulk fleet. An oversupply of drybulk vessel capacity will likely result in a reduction of charter hire rates. We will be exposed to changes in charter rates with respect to our existing fleet and our remaining newbuild, depending on the ultimate growth of the global drybulk fleet. If we cannot enter into period time charters on acceptable terms, we may have to secure charters in the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. In our current fleet, as of March 18, 2022, 16 vessels will be available for employment in the first half of 2022. A material increase in the net supply of drybulk vessel capacity without corresponding growth in drybulk vessel demand could have a material adverse effect on our fleet utilization and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition and results of operations.

The market value of drybulk vessels is highly volatile, being related to charter market conditions, aging and environmental regulations. The market values of our vessels may significantly decrease which could cause us to breach covenants in our credit and loan facilities, and could have a material adverse effect on our business, financial condition and results of operations.

Our credit and loan facilities, which are secured by mortgages on our vessels, require us to comply with collateral coverage ratios and satisfy certain financial and other covenants, including those that are affected by the market value of our vessels. The market values of drybulk vessels have generally experienced significant volatility within a short period of time. The market prices for second-hand and newbuild drybulk vessels significantly declined in 2020 due to depressed market conditions as a result of 2019-nCoV, and have recovered since then during 2021 and the first months of 2022. The market prices for second-hand and newbuild drybulk vessels experienced a small increase in 2018 and 2019 following a significant increase in 2017 compared to the very low levels experienced in 2016 when vessel values were reduced in a short period of time due to depressed market conditions. The market value of our vessels fluctuates depending on a number of factors, including:

•general economic and market conditions affecting the shipping industry;
•prevailing level of charter rates;
•supply of and demand for vessels;
•general vessel's condition and vessel's specification;
•vessel's environmental performance (GHG rating, BWTS installation, Scrubbers installation, etc.);
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

We were in compliance with our covenants in our credit and loan facilities in effect as of December 31, 2020 and December 31, 2021. If the market value of our vessels, or our newbuilds upon delivery to us, decline, we may breach some of the covenants contained in our credit and loan facilities. If we do breach such covenants and we are unable to remedy or our lenders refuse to waive the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing those loan and credit facilities. As a result of cross-default provisions contained in our loan and credit facility agreements, this could in turn lead to additional defaults under our loan agreements and the consequent acceleration of the indebtedness under those agreements and the commencement of similar foreclosure proceedings by other lenders. If our indebtedness was accelerated in full or in part, it would be difficult for us to refinance our debt or obtain additional financing on favorable terms or at all and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to continue our business.

A significant decrease of the market values of our vessels could cause us to incur an impairment loss and could have a material adverse effect on our business, financial condition and results of operations.

We review for impairment our vessels on a quarterly basis and whenever events or changes in circumstances indicate that the carrying amount of the vessels may not be recoverable. Such indicators include declines in the fair market value of vessels, decreases in market charter rates, vessel sale and purchase considerations, fleet utilization, environmental and other regulatory changes in the drybulk shipping industry or changes in business plans or overall market conditions that may adversely affect cash flows. We may be required to record an impairment charge with respect to our vessels and any such impairment charge resulting from a decline in the market value of our vessels or a decrease in charter rates may have a material adverse effect on our business, financial condition and results of operations. Our financial results may be similarly affected in the future if we record an impairment charge or sell vessels at a loss before we record an impairment adjustment. Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of such acquisitions may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Estimates—Impairment of Vessels” for more information.

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

Changes in labor laws and regulations, collective bargaining negotiations and labor disputes, and potential challenges for crew availability due to the conflict between Russia and Ukraine, could increase our crew costs and have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Crew costs are a significant expense for us under our charters. There is a limited supply of well-qualified crew. We bear crewing costs under our charters. Increases in crew costs may adversely affect our results of operations. In addition, labor disputes or unrest, including work stoppages, strikes and/or work disruptions or increases imposed by collective bargaining agreements covering the majority of our officers on board our vessels could result in higher personnel costs and significantly affect our financial performance. Furthermore, while we do not have any Ukrainian or Russian crew, the Company's vessels currently do not sail in the Black Sea and the Company otherwise conducts limited operations in Russia and Ukraine, the extent to which this will impact the Company’s future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Changes in labor laws and regulations, collective bargaining negotiations and labor disputes, and potential shortage of crew due to the conflict between Russia and Ukraine, could increase our crew costs and have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

We are subject to regulations and liability under environmental laws that require significant expenditures, which can affect the ability and competitiveness of our vessels to trade, our results of operations and financial condition.

Our business and the operation of our vessels are regulated under international conventions, national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, in order to protect against potential environmental impacts. Regulations of vessels, particularly environmental regulations have become more stringent and are expected to be further revised and become stricter in the future, including air emissions (nitrogen and sulfur oxides, particulate matter, etc.), marine pollution, BWTS implementation, GHG emissions, etc., As a result significant capital expenditures may be required on our vessels to keep them in compliance, and we may be required to pay increased prices for newbuild and secondhand vessels that meet these requirements.

See “Item 4. Information on the company. — B. Business Overview — Regulations: Safety and the Environment” for more information.

In addition, the heightened environmental, quality and security concerns of the public, regulators, insurance underwriters, financing sources and charterers may generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements, greater inspection and safety requirements on all vessels in the marine transportation markets and possibly restrictions on the emissions of greenhouse gases from the operation of vessels. These requirements are likely to add incremental costs to our operations and the failure to comply with these requirements may affect the ability of our vessels to obtain and, possibly, collect on insurance or to obtain the required certificates for entry into the different ports where we operate. We could also incur material liabilities, including cleanup obligations and claims for natural resource, personal injury and property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental regulations can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels. Any such actual or alleged environmental laws regulations and policies violation, under negligence, willful misconduct or fault, could result in substantial fines, civil and/or criminal penalties or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Events of this nature would have a material adverse effect on our business, financial condition and results of operations.

Our Scrubber-fitted vessels may face difficulties from the price differential between Compliant Fuels and HFO, regulatory restrictions and shortage in availability of HFO, while our non–scrubber fitted vessels may face difficulties in competing with Scrubber-fitted vessels and incur additional repairs and maintenance costs, affecting our results of operations.

A global 0.5% sulfur cap on marine fuels came into force on January 1, 2020, as agreed in amendments adopted in 2008 for Annex VI to MARPOL reducing the previous sulfur cap of 3.5%. Vessels may use either Compliant Fuel or HFO if they are equipped with Scrubbers. In response to sulfur oxide emissions regulations, we have currently installed Scrubbers in 17 of our vessels and we expect to install one additional Scrubber in 2022 and one in 2023.

The viability of Scrubber investments mainly depends on the price differential between Compliant Fuels, which usually are more expensive, and HFO. The use of Compliant Fuels during 2020 and 2021 has raised concerns in relation to excess wear of piston liners and fuel pumps. On the other hand a shortage of HFO in certain ports has been experienced as only a small percentage of the global fleet is equipped with Scrubbers and the trading of HFO may not be economical to fuel suppliers.

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

Environmental regulations in relation to climate change and GHG emissions may increase operational and financial restrictions, and environmental compliance costs .

GHG reduction measures adopted, or further additional measures to be adopted by the IMO, EU and other jurisdictions for achieving 2030 goals may impose operational and financial restrictions, carbon taxes or an emission trading system on less efficient vessels starting from 2023, gradually affecting younger vessels, even newbuilds after 2030, reducing their trade and competitiveness, increasing their environmental compliance costs, imposing additional energy efficiency investments, or even making such vessels obsolete. This or other developments may lead to environmental taxation affecting less energy efficient vessels, reduce their trade and competitiveness and make certain vessels in our fleet obsolete, which may result in financial impacts on our results of operations that we cannot predict with certainty at this time.This could have a material adverse effect on our business, financial condition and results of operations.
See “Item 4. Information on the company. — B. Business Overview — Regulations: Safety and the Environment - Greenhouse Gas Regulation – United Nations Framework Convention on Climate Change” for more information.

In response to the above GHG environmental regulations, we monitor CO2 vessel emissions pursuant to the International Maritime Organizations' fuel oil consumption Data Collection System (“IMO DCS”) and to the European Monitoring, Reporting and Verification Regulation (“EU-MRV”), assessing in parallel the applicability of relevant energy efficiency measures. Furthermore, we have pursued a fleet renewal strategy having entered into memoranda of agreement for the acquisition of nine environmentally advanced Japanese dry-bulk GHG-EEDI Phase 3 NOx-Tier III compliant newbuilds, scheduled to be delivered two in 2022, five in 2023 and two in 2024.

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

    We are subject to complex laws and regulations both in the jurisdictions in which we operate, such as international conventions, regulations and treaties, and in national laws. Compliance with regulations and laws require significant costs which could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. Our industry’s regulatory environment is becoming exponentially complex and includes regulations of the European Union, the United Nations, the IMO and the United States, such as the International Convention for the Prevention of Pollution from Ships of 1973 (“ISM Code”), including the designation of Emission Control Areas, the International Ship and Port Facility Security Code, the United States Oil Pollution Act of 1990, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, the U.S. Clean Air Act, the U.S. Clean Water Act, the U.S. Marine Transportation Security Act of 2002 and others. In the foreseeable future we expect the trend of increasing regulatory compliance complexity to continue. For example, United States agencies and the IMO’s Maritime Safety Committee have adopted cyber security regulations which requires ship owners and managers to incorporate cyber risk management and security into their safety management.

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
    The operation of our vessels is also affected by other government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we may not be able to predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations. In addition, vessel classification societies also impose significant safety and other requirements on our vessels. As a result, we may incur significant capital expenditures on our vessels to keep them in compliance which could negatively impact our cash flow available for dividends. See Item 4. Information on the Company-Business Overview-Environmental and Other Regulations for more information.

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

World events, including terrorist attacks, international hostilities and potential disruption of shipping routes due to events outside of our control, including the conflict in Ukraine, could negatively affect our results of operations and financial condition.

We conduct most of our operations outside of the U.S. and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East, North Africa and other countries and geographic areas, terrorist or other attacks and war or international hostilities. Terrorist attacks and the continuing response of the U.S. and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East and North Africa, the escalation of conflict between Russia and Ukraine, and the presence of U.S. or other armed forces in Iraq, Syria, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. These types of attacks have also affected vessels trading in regions such as the Black Sea, South China Sea and the Gulf of Aden off the coast of Somalia. The IMO’s extraordinary council session held on 10th and 11th March 2022, addressed the impacts on shipping and seafarers, as a result of the conflict in the Black Sea and the Sea of Azov. The IMO called for the need to preserve the integrity of maritime supply chains and the safety and welfare of seafarers and any spillover effects of the military action on global shipping, logistics and supply chains, in particular the impacts on the delivery of commodities and food to developing nations and the impacts on energy supplies. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

The conflict between Russia and Ukraine, which commenced in February 2022, has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase our costs and adversely affect our business, including our ability to secure charters and financing on attractive terms, and as a result, adversely affect our business, financial condition, results of operation and cash flows.

As a result of the conflict between Russia and Ukraine, Switzerland, the US, the EU, the UK and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. Such sanctions against Russia may adversely affect our business, financial condition, results of operation and cash flows. For example, apart from the immediate commercial disruptions caused in the conflict zone, escalating tensions among the two countries and fears of potential shortages in the supply of Russian crude have caused the price of oil to trade above $100 per barrel as of March 18, 2022. The ongoing conflict could result in the imposition of further economic sanctions against Russia, with uncertain impacts on the drybulk market and the world economy. While we do not have any Ukrainian or Russian crew, our vessels currently do not sail in the Black Sea and we otherwise conduct limited operations in Russia and Ukraine, it is possible that the conflict in Ukraine, including any increased shipping costs, disruptions of global shipping routes, any impact on the global supply chain and any impact on current or potential customers caused by the events in Russia and Ukraine, could adversely affect our operations or financial performance.

The outbreak and ongoing threat of the 2019-nCoV or other public health threats and epidemics and the resulting disruptions to the international shipping industry, could negatively affect our business, financial performance and our results of operations.

On March 18, 2020, the outbreak of the 2019-nCoV was declared a pandemic by the World Health Organization. The 2019-nCoV has affected our industry, see “Item 4. Information on the company. — B. Business Overview — Corona Virus Outbreak” for more information. The extent and duration to which the 2019-nCoV outbreak and measures taken in response thereto may continue to negatively impact our business, financial performance and operating results, remain largely uncertain and dependent on the impact of future developments that cannot be accurately predicted at this time. Such developments may include, but are not limited to, the severity and transmission rate of the Omicron, Delta or other potential new 2019-nCoV variants, the extent to which vaccines are available to our crew, and the effectiveness of the containment actions taken, such as travel and cargo restrictions. As a result, it is not possible to ascertain the overall future impact of the 2019-nCoV on our business. However, the occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the 2019-nCoV and any new virus wave, could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and our ability to pay dividends.

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

In the ordinary course of business, we rely on information technology networks and systems to process, transmit, and store electronic information and to manage or support a variety of business processes and activities. Our information systems and networks could become targeted and attacked by individuals or organized groups. A cyber attack could materially and adversely affect our business operations, financial condition, results of operations and cash flows and our reputation. In addition, cyber attacks could lead to potential unauthorized access to our systems targeting ransomware, data theft, loss and corruption, disclosure of proprietary or confidential information or, personal data. Cyber attacks on our vessels may also lead to potential unauthorized access to, or service interruptions, denial or manipulation of the navigational systems of our vessels, which could result in hazardous accidents. There is no assurance that we will not experience these service interruptions or cyber attacks in the future. Further, as the methods of cyber attacks continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures, or to investigate and remedy any vulnerabilities to cyber attacks. Moreover, we do not carry cyber attack insurance to cover the aforementioned risks to our information technology. These information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns, hardware or software failures, power outages, computer viruses, cyber attacks, telecommunication failures, user errors or catastrophic events. Risks and vulnerabilities can also arise out of inadequacies in design, integration and/or maintenance of information technology systems , as well as lapses in cyber discipline. Furthermore, as of May 25, 2018, data breaches on personal data, as defined in the European General Data Protection Regulation, could lead to administrative fines up to €20 million or up to 4% of the total worldwide annual turnover of the company, whichever is greater. Our information technology systems are becoming increasingly integrated, so damage, disruption or shutdown to the system could result in a more widespread impact. If our information technology systems suffer severe damage, disruption or shutdown, and our business continuity plans do not effectively resolve the issues in a timely manner, our operations could be disrupted and our business could be negatively affected.
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

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. Seasonality is related to several factors and may result in quarter-to-quarter volatility in our results of operations, which could affect the amount of dividends, if any, that we may pay to our shareholders. For example, the market for marine drybulk transportation services is typically stronger in the fall months in anticipation of increased consumption of coal in the northern hemisphere during the winter months and the grain export season from North America. Similarly, the market for marine drybulk transportation services is typically stronger in the spring months in anticipation of the South American grain export season due to increased distance traveled by vessels to their end destination known as ton mile effect, as well as increased coal imports in parts of Asia due to additional electricity demand for cooling during the summer months. Demand for marine drybulk transportation services is typically weaker at the beginning of the calendar year and during the summer months. In addition, unpredictable weather patterns during these periods tend to disrupt vessel scheduling and supplies of certain commodities. This seasonality could have a material adverse effect on our business, financial condition and results of operations.

Charterers may renegotiate or default on period time charters, which could reduce our revenues and have a material adverse effect on our business, financial condition and results of operations.

The ability and willingness of each of our counterparties to perform its obligations under a period time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. If we enter into period time charters with charterers when charter rates are high and charter rates subsequently fall significantly, charterers may seek to renegotiate financial terms or may default on their obligations. Additionally, charterers may attempt to bring claims against us based on vessel performance or cargo loading or unloading operations, seeking to renegotiate financial terms or avoid payments. Also, our charterers may experience financial difficulties due to prevailing economic conditions or for other reasons, and as a result may default on their obligations. In past years, the industry experienced numerous incidents of charterers renegotiating their charters or defaulting on their obligations thereunder. In December 2020, we agreed to the early termination of an existing charter of a Capesize-class vessel at the request of the charterer which was contractually due to expire in January 2024. In exchange for the early redelivery of the vessel, the charterer paid us cash compensation of $8.1 million. The vessel was subsequently deployed under a new period time charter with a different charterer for a duration of 12 to 14 months at a gross daily charter rate linked to the 5 TC Baltic Exchange Capesize Index ("BCI-180 5TC'') times 119%. As of March 18, 2022, we had not received any additional notice of early redelivery or termination from any of our charters. If a charterer defaults on a charter, we will, to the extent commercially reasonable, seek the remedies available to us, which may include arbitration or litigation to enforce the contract, although such efforts may not be successful. Should a charterer default on a period time charter, we may have to enter into a charter at a lower charter rate, which would reduce our revenues. If we cannot enter into a new period time charter, we may have to secure a charter in the spot market, where charter rates are volatile and revenues are less predictable. It is also possible that we would be unable to secure a charter at all, which would also reduce our revenues, and could have a material adverse effect on our business, financial condition, results of operations, loan and credit facility covenants and cash flows.

We depend on a limited number of customers for a large part of our revenues and the loss of one or more of these customers could have a material adverse effect on our business, financial condition and results of operations.

We expect to derive a significant part of our revenues from a limited number of customers. During the year ended December 31, 2021, two of our charterers each accounted for more than 10.0% of our revenues and in previous periods some of our charterers each accounted for more than 10.0% of our revenues. We could lose a customer for many different reasons, including:

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

When our contracts expire, we may not be able to successfully replace them. Our growth and our capacity to replace them depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition from new entrants and established companies with significant resources.

Time-charter contracts provide income at pre-determined rates over short or more extended periods of time. However, the process for obtaining new time charters especially longer term time charters is highly competitive and generally involves a lengthy, intensive and continuous screening and vetting process and the submission of competitive bids. In addition to the quality, age and suitability of the vessel, longer term shipping contracts tend to be awarded based upon a variety of other factors relating to the vessel operator, including:

•the operator’s environmental, health and safety record;

•compliance with the IMO standards and regulatory industry standards;

•shipping industry relationships, reputation for customer service, technical and operating expertise;

•shipping experience and quality of ship operations, including cost-effectiveness;

•quality, experience and technical capability of crews;

•willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

As a result of these factors we may be unable to expand our relationships with existing customers or obtain new customers for our charters on a profitable basis, if at all, therefore, when our contracts including our long-term charters expire, we cannot assure you that we will be able to replace them promptly or at all or at rates sufficient to allow us to operate our business profitably, to meet our obligations, including payment of debt service to our lenders, or to pay dividends. Our ability to renew the charter contracts on our vessels on the expiration or termination of our current charters, or, on vessels that we may acquire in the future, the charter rates receivable under any replacement charter contracts, will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the transportation of commodities. During periods of market distress when long-term charters may be renewed at rates at or below operating costs, we may not choose to charter our vessels for longer terms particularly if doing so would create an ongoing negative cash flow during the period of the charter. We may instead choose to employ our vessels in the spot market for short periods, or in index-linked charters, or be forced to idle our vessels, or lay them up, or scrap them depending on market conditions and outlook at the time those vessels become available for charter.

However, if we are successful in employing our vessels under longer-term time charters, our vessels will not be available for trading in the spot market during an upturn in the market cycle, when spot trading may be more profitable. If we cannot successfully employ our vessels in profitable charter contracts, our results of operations and operating cash flow could be materially adversely affected.

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

As of March 18, 2022, we intend to grow our business through the recent acquisition of one second-hand Capesize vessel delivered to us in February 2022, and we have pursued a fleet renewal strategy having entered into contracts for the acquisition of nine environmentally advanced Japanese dry-bulk GHG-EEDI Phase 3 NOx-Tier III compliant newbuilds, scheduled to be delivered two in 2022, five in 2023 and two in 2024. We may contract additional newbuild vessels or make selective acquisitions of additional second-hand vessels. Our future growth will primarily depend on our ability to locate and acquire suitable vessels, enlarge our customer base, operate and supervise any newbuilds we may order and obtain required debt or equity financing on acceptable terms.

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

As of March 18, 2022, the vessels in our current fleet had an average age of 10.4 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. We estimate the useful life of our second-hand vessels to be 25 years from the date of built. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations will be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

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

Despite the stabilization of growth in China as reflected in the 8.1% global gross domestic product (''GDP'') increase for 2021, a 4.4% and 3.8% global GDP forecasted increase for 2022 and 2023, respectively, and the projected economic growth in the U.S. and the E.U. with a forecast for 4.0% and 3.9% GDP growth for 2022, respectively, any adverse developments in relation to trade war, Ukraine conflict or 2019-nCoV may affect credit markets globally and increase volatility of global economic conditions which could impede our results of operations and financial condition.

If we are unable to obtain additional secured indebtedness, we may be unable to refinance our existing indebtedness and may not be able to finance a fleet replacement and expansion program in the future, any of which would have a material adverse effect on our business, financial condition and results of operations.

Global financial markets and economic conditions have been volatile. Future financing and investing activities may involve refinancing of certain existing debt near or upon maturity and the financing of future fleet replacement and expansion. Our ability to refinance existing indebtedness, or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. To the extent that we are unable to enter into new credit facilities and obtain such additional secured indebtedness on terms acceptable to us, we will need to find alternative financing. In addition, we may also be liable for other damages for breach of contract. A failure to satisfy our financial commitments could result in the acceleration of our indebtedness and foreclosure on our vessels. Such events, if they occurred, would adversely affect our business, financial condition and results of operations.

The aging of our fleet and our acquisitions of second-hand vessels may result in increased operating costs in the future, which could adversely affect our ability to operate our vessels profitably.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of March 18, 2022, the average age of the vessels in our current fleet was 10.4 years. As our vessels age, they may become less fuel and energy efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage, which could adversely affect our ability to operate our vessels profitably. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Twenty vessels in our fleet were over ten years old as of December 31, 2021. We may encounter higher operating and maintenance costs due to the age and condition of those vessels. In addition, if in the future we acquire additional second-hand vessels, such vessels may develop unexpected mechanical and operational problems despite adherence to regular survey schedules and proper maintenance. We cannot obtain the same knowledge about the condition of a second-hand vessel compared to a newbuild through the performed inspection prior to the purchase of such second-hand vessel nor about the cost of any required (or anticipated) repairs that we would have had if this vessel had been built for and operated exclusively by us. We will have the benefit of warranties on newly constructed vessels; we may not receive the benefit of warranties on second-hand vessels.

Due to our lack of vessel diversification, adverse developments in the drybulk transportation business could adversely affect our business, financial condition and operating results.

        We derive all our revenues exclusively from our business operations in the drybulk transportation industry, unlike other shipping companies which have vessels that carry liquefied gas, crude oil and oil products. Since we depend exclusively on the transport of drybulk, an adverse market development in the drybulk sector of the transportation industry could therefore have a stronger impact on our business, results of operations, cash flows and financial condition, than if we had multiple sources of revenues, lines of businesses or types of assets.

Uncertainty regarding the LIBOR due to changes in the reporting practices, the method in which LIBOR is determined or the use of alternative reference rates, such as the SOFR, may adversely impact our indebtedness under our credit and loan facilities, which would have a material adverse effect on our business, financial condition and results of operations.

In July 2017, the U.K. Financial Conduct Authority ("FCA") announced that it would phase out LIBOR as a benchmark by the end of 2021. In March 2021, the FCA and ICE Benchmark Administration Limited (the administrator of LIBOR) announced that all LIBOR settings would either cease to be published by any benchmark administrator, or no longer be representative immediately after December 31, 2021 for all GBP, EUR, CHF and JPY LIBOR rates and one-week and two-month USD LIBOR settings, and immediately after June 30, 2023 for overnight and one, three, six and twelve-month USD LIBOR settings. As of January 1, 2022, publication of one-week and two-month USD LIBOR has ceased, and regulated U.S. financial institutions are no longer permitted to enter into new contracts referencing any LIBOR settings.

The Alternative Reference Rates Committee (the “ARRC”), a committee convened by the Federal Reserve Board and the Federal Reserve Bank of New York, has proposed replacing USD LIBOR with SOFR, a new index based on trading in overnight repurchase agreements. The methodology of calculating SOFR is different to that of LIBOR, as SOFR is calculated using short-term repurchase agreements backed by U.S. Treasury securities and is backward looking, while LIBOR is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. In addition since SOFR is a secured rate backed by government securities, it does not take into account bank credit risk (as is the case with LIBOR). SOFR also may be more volatile than LIBOR. In July 2021, the ARRC formally recommended the use of forward-looking term rates based on SOFR published by CME Group (the “Term SOFR”) on commercial loans. While Term SOFR matches more closely the term structure and forward-looking features of LIBOR, as a calculation based on a secured overnight financing rate it still does not match the credit risk-sensitive nature of LIBOR as an unsecured term rate. It still remains in question which form of SOFR will be adopted as a LIBOR replacement.

At this time, we are not able to accurately predict whether SOFR will become the most prevalent alternative reference rate in the market. Additionally, it is difficult to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of rate quotes for the USD LIBOR rates that have not already been discontinued or, if they do, whether such rates will be representative of the underlying market or economic reality before they are scheduled to be discontinued on June 30, 2023 or whether any additional reforms to LIBOR may be enacted in the U.K. Furthermore, there is no guarantee that a transition from LIBOR to an alternative reference interest rate will not result in financial market disruptions or significant increases in benchmark rates, or borrowing costs to borrowers, any of which could have an adverse effect on our business, financial condition and results of operations.

The vast majority of our credit and loan facilities are based on LIBOR. All of our LIBOR-based credit and loan facilities that mature after June 30, 2023 will be converted to refer to a replacement rate. If our LIBOR-based borrowings are converted to SOFR, the differences between LIBOR and SOFR, plus the recommended spread adjustment, could result in higher interest costs than if LIBOR remained available, which could have a material adverse effect on our operating results, cash flows, financial condition, and ability to pay dividends. Our financial instruments may require changes to documentation as well as enhancements and modifications to systems, controls, procedures and models, which could present operational and legal challenges for us and counterparties. There can be no assurance that we will be able to modify all existing financial instruments before the discontinuation of LIBOR. If such financial instruments are not remediated to provide a method for transitioning from LIBOR to an alternative reference rate, the New York state LIBOR legislation and federal legislation related to the LIBOR transition may provide statutory solutions to implement an alternative reference rate and provide legal protection against litigation. Any of these proposals or consequences could have a material adverse effect on our financing costs, and as a result, our financial condition, operating results and cash flows.

We continue to monitor developments in the LIBOR transition and the proposed federal legislation related to the LIBOR transition to facilitate an orderly transition away from the use of LIBOR.

We are and will be exposed to floating interest rates and may selectively enter into interest rate derivative contracts, which can result in higher than market interest rates and charges against our income.

The loans under our credit facilities are generally advanced at a floating rate based on LIBOR, which is volatile and can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In order to manage our exposure to interest rate fluctuations, we may, from time to time, use interest rate derivatives to effectively fix some of our floating rate debt obligations. As of March 18, 2022, we do not have any interest rate hedging arrangements in place. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives, while adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our liquidity.

Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant losses. The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs. The effectiveness of interest rate derivative contracts may also be impacted by the transition from LIBOR to SOFR or other alternative rates.

Because we generate substantially all of our revenues in U.S. dollars but incur a material portion of our expenses in other currencies, including our management fees and investments in Scrubbers and BWTS, and also incur a material portion of our indebtedness and our capital expenditure requirements in other currencies, exchange rate fluctuations could have a material adverse effect on our business, financial condition and results of operations.

We generate substantially all of our revenues in U.S. dollars, but in 2021 we incurred approximately 27.3% of our vessel operating expenses in currencies other than the U.S. dollar, of which 60.1% was denominated in Euros. In addition, we incurred the majority of our management fees in Euros, and this will continue in the future. In February 2022, one of our subsidiaries issued a non-amortising unsecured bond in the amount of €100,000,000, which is listed in the Athens Stock Exchange (the "Bond"). The Bond is guaranteed by us and pays a coupon of 2.95% on a semi-annual basis. The Bond matures in February 2027 and may be redeemed at our option in part or in full after February 2024, subject to the payment of a premium ranging from 1.5% to 0.5% of the redeemed amount depending on the timing of the redemption. We have not entered into any arrangements to hedge the currency risk arising from either the coupon payments or the Bond redemption. As of December 31, 2021, all of our secured indebtedness was denominated in U.S. dollars, as well as the amounts due under the contracts for the acquisition of the nine newbuild vessels currently in our orderbook. We have historically entered into shipbuilding contracts and purchase of vessels whereby part of the contract price was payable in Japanese yen and Singapore dollars. Also, new credit facilities and financing agreements, purchase of vessels or newbuild contracts may be denominated in or permit conversion into currencies other than the U.S. dollar. The use of different currencies could lead to fluctuations in our net income due to changes in the value of the U.S. dollar relative to other currencies, in particular the Euro and the Japanese yen. We have not hedged our overall currency exposure, and, as a result, our results of operations and financial condition, denominated in U.S. dollars, and our ability to pay dividends, could suffer.

Restrictive covenants in our existing credit facilities and financing agreements including our Bond, impose, and any future credit facilities and financing agreements will impose, financial and other restrictions on us, and any breach of these covenants could result in the acceleration of our indebtedness and foreclosure on our vessels.

We have substantial indebtedness. As of December 31, 2021, we had $360.3 million outstanding under our credit facilities and financing agreements.

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
Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours, and we cannot guarantee that we will be able to obtain our lenders’ permission when needed. This may limit our ability to pay dividends to our shareholders, finance our future operations or pursue business opportunities.

Certain of our existing credit facilities require our subsidiaries to maintain financial ratios and satisfy financial covenants. Depending on the credit facility, certain of our subsidiaries are subject to financial ratios and covenants requiring that these subsidiaries:

•ensure that the market value of the vessel mortgaged under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below 105%, 115%, 120% or 135%, as the case may be (the “Minimum Value Covenant”);
•maintain at all times a minimum cash balance per vessel with the respective lender from $200,000 to $500,000 as the case may be; and
•ensure that we comply with certain financial covenants under the guarantees described below.
In addition, under our loan agreements or under guarantees we have entered into with respect to certain of our subsidiaries’ credit facilities including our Bond, we are subject to financial covenants. Depending on the facility, these financial covenants include the following as of March 18, 2022:

•our total consolidated liabilities divided by our total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment, and the book value of all other assets), must not exceed 85% (the “Consolidated Leverage Covenant”);
•our total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment, and the book value of all other assets) less our total consolidated liabilities must not be less than $150 million (the “Net Worth Covenant”);
•our ratio of its EBITDA over consolidated interest expense must not be less than 2.0:1, on a trailing 12 months’ basis (the “EBITDA Covenant”);
•a minimum of 30% or 35%, as the case may be, of our voting and ownership rights shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities and in the case of one facility, Polys Hajioannou is required to beneficially hold a minimum of 20% of the voting and ownership rights (the “Control Covenant”): and
•payment of dividends is subject to no event of default having occurred and be continuing or would occur as a result of the payment of such dividends.
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

We have declared a cash dividend of $0.05 per share of Common Stock payable which was paid on March 28, 2022 to shareholders of record on March 21, 2022. This is the first dividend we have paid on our shares of Common Stock since August 2015. The declaration and payment of future dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. There is no guarantee that the Company’s Board of Directors will determine to issue cash dividends in the future. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, fleet employment profile, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth, fleet renewal and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions. Therefore, we might continue not paying dividends on our shares of Common Stock in the future.

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
We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, if any. Our growth and fleet renewal strategies contemplate that we will finance the acquisition of our contracted newbuilds or selective acquisitions of second-hand vessels through a combination of cash on hand, our operating cash flow and debt financing or equity financing. If financing is not available to us on acceptable terms, our board of directors may decide to finance or refinance such acquisitions with a greater percentage of cash from operations to the extent available, which would reduce or even eliminate the amount of cash available for the payment of dividends. We may also enter into other agreements that will restrict our ability to pay dividends.

Under the terms of certain of our existing credit facilities, we are not permitted to pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend. We expect that any future credit facilities will also have restrictions on the payment of dividends. In addition, cash dividends on our Common Stock are subject to the priority of dividends on the 2,297,504 outstanding shares of Series C Preferred Shares and 3,195,050 outstanding shares of Series D Preferred Shares as of December 31, 2021.

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

We are a holding company and our subsidiaries, which are all wholly-owned by us, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries and cash and cash equivalents held by us. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, and the laws of the Republic of Liberia, the Republic of the Marshall Islands where our vessel-owning subsidiaries are incorporated, and of the Republic of Cyprus, where one of our subsidiaries, the holding company of four of our vessel-owning subsidiaries, is incorporated, which regulate the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.

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

Pursuant to our Management Agreements, we pay our Managers a daily ship management fee of €875 per vessel and Safe Bulkers Management an annual ship management fee of €3.5 million for providing commercial, technical and administrative services (see the section entitled “Item 5. Operating and Financial Review and Prospects - A. Operating Results - General and

Administrative Expenses” for more information). In addition, we pay our Managers certain commissions and fees with respect to vessel purchases, sales and newbuilds. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain company administration expenses such as directors’ and officers’ liability insurance, legal and accounting fees and other similar company administration expenses, which are reimbursed or paid by us. The management fees are payable whether or not our vessels are employed, and regardless of our profitability, and we have no ability to require our Managers to reduce the management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations. The latest expiration date of the Management Agreements with our Managers is May 2027. We expect to enter into new agreements with the Managers upon their expiration; however, the terms upon which the new management agreements will be entered into are unknown at this time and may be less favorable to the Company than those currently in place.

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

Our chief executive officer, Polys Hajioannou, controls both of our Managers. Polys Hajioannou, directly and through entities controlled by him, owns approximately 39.77% of our outstanding Common Stock as of March 18, 2022 (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” for more information). These relationships could create conflicts of interest between us, on the one hand, and our Managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies affiliated with our Managers or our chief executive officer. To the extent we elect not to exercise our right of first refusal with respect to any drybulk vessel that may be acquired by companies affiliated with our chief executive officer, such companies could acquire and operate such drybulk vessels in competition with us. In addition, although under our Management Agreements our Managers will be required to first provide us any chartering opportunities in the drybulk sector, our Managers are not prohibited from giving preferential treatment in other areas of its management to vessels that are beneficially owned by related parties. In addition, under our restrictive covenant arrangements with Mr. Hajioannou and certain entities affiliated with him, he and such entities may own, operate or finance a maximum of eight drybulk vessels on the water at any one time or enter into an unlimited number of contracts with shipyards for newbuild drybulk vessels as part of his estate or family planning. Any such drybulk vessels are not required to be managed by either of our Managers, and Mr. Hajioannou and his related entities are not required to first provide chartering opportunities to us with respect to such vessels. These conflicts of interest may have an adverse effect on our business, financial condition and results of operations.

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

Our future success depends, to a significant extent, upon our chief executive officer, Polys Hajioannou, and certain other members of our senior management and of our Managers. Polys Hajioannou has substantial experience in the drybulk shipping industry and for 33 years has worked with us, our Managers and their predecessor. He and other members of our senior management and of our Managers manage our business and their performance is crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us or our Managers, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition could suffer. We do not maintain, and do not intend to maintain, “key man” life insurance on any of our executive officers.

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

From time to time, vessels in our fleet have called and/or may call on ports located in countries identified by the United States government as state sponsors of terrorism and subject to United States economic sanctions. From January 1, 2005 through December 31, 2011, vessels in our fleet made 20 calls on ports in Iran and three calls on ports in Syria out of a total of 2,327 calls on worldwide ports. From January 1, 2012 through December 31, 2015, vessels in our fleet did not make any calls on ports in Iran or Syria. From January 1, 2016 through December 31, 2016, vessels in our fleet made three calls on ports in Iran and no calls on ports in Syria out of a total of 750 calls on worldwide ports. From January 1, 2017 through December 31, 2017, vessels in our fleet made four calls on ports in Iran and no calls on ports in Syria out of a total of 712 calls on worldwide ports. From January 1, 2018 through December 31, 2018, vessels in our fleet made five calls on ports in Iran and no calls on ports in Syria out of a total of 731 calls on worldwide ports. From January 1, 2019 through December 31, 2019, vessels in our fleet made ten calls on ports in Iran and no calls on ports in Syria out of a total of 773 calls on worldwide ports. From January 1, 2020 through December 31, 2020, vessels in our fleet did not make any calls on ports in Iran and Syria out of a total of 809 calls made on worldwide ports. From January 1, 2021 through December 31, 2021, vessels in our fleet did not make any calls on ports in Iran and Syria out of a total of 680 calls made on worldwide ports. Iran and Syria are identified by the United States government as state sponsors of terrorism. Although these designations and controls do not prevent our vessels from making calls on ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our Common Stock. Investor perception of the value of our Common Stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law; therefore, you may have more difficulty protecting your interests than shareholders of a U.S. corporation.

Our corporate affairs are governed by our articles of incorporation, our bylaws and by the Marshall Islands Business Corporations Act (“BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. The rights of shareholders of companies incorporated in the Republic of the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the non-statutory laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Republic of the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a more substantial body of case law in the corporate law area.

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

Risks Relating to Our Common Stock and Preferred Shares

Polys Hajioannou the largest shareholder of the Company, is able to significantly influence the outcome of matters on which our shareholders are entitled to vote and its interests may be different from yours.

As of March 18, 2022, Polys Hajioannou owns or controls approximately 39.77%, of our outstanding Common Stock (see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders” for more information). Polys Hajioannou is the largest shareholder of the Company and is able to significantly influence the outcome of matters on which our shareholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions including mergers, sales of assets or other similar transactions. The interests of Polys Hajioannou may be different from yours.

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

For example, in reliance on the foreign private issuer exemption to the NYSE listing rules, a majority of our board of directors may not consist of independent directors; our board’s approach may therefore be different from that of a board with a majority of independent directors, and as a result, the management oversight of our Company may be more limited than if we were subject to the NYSE listing rules. Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the U.S.

See “Item 16G. Corporate Governance” for more information.

Future sales of our Common Stock could cause the market price of our Common Stock to decline and our existing shareholders may experience significant dilution.

We may issue additional shares of our Common Stock in the future and our shareholders may elect to sell large numbers of shares held by them from time to time, subject to applicable restrictions and limitations under Rule144 of the Securities Act.

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

Our existing shareholders may also experience significant dilution in the future as a result of any future offering.

We also entered into a registration rights agreement in connection with our initial public offering with Vorini Holdings Inc., one of our principal shareholders, pursuant to which we have granted it and certain of its transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act of 1933, as amended (the “Securities Act”), shares of our Common Stock held by them. Under the registration rights agreement, Vorini Holdings Inc. and certain of its transferees have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, those persons have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. Registration of such shares under the Securities Act would, except for shares purchased by affiliates, result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

The market price of our Common Stock may be adversely affected by sales of substantial amounts of our Common Stock pursuant to our ATM Program.

In August 2020, the Company filed a prospectus supplement with the SEC and entered into a sales agreement (the “Sales Agreement”) with a sales agent (the “Sales Agent”), under which we may offer and sell shares of Common Stock from time to time up to aggregate net offering proceeds of $23.5 million through an ATM Program. In May 2021, the Company filed a supplement to the August 2020 prospectus supplement and increased its potential net offering proceeds under the ATM Program to $100.0 million. As of December 31, 2021, the Company had offered to sell and had sold 19,417,280 shares of common stock and had received aggregate net offering proceeds of $71.5 million under the ATM Program. The Company had not offered to sell and has not sold any additional common shares under the ATM Program in the fourth quarter of 2021 or in 2022, as of March 18, 2022.

Subject to certain limitations in the Sales Agreement and compliance with applicable law, we have the discretion to deliver notices to the sales agent at any time throughout the term of the Sales Agreement. The number of shares that are sold by the Sales Agent after delivering a notice will fluctuate based on the market price of the shares of Common Stock during the sales period and limits we set with the Sales Agent. Because the sales of the shares offered hereby are made directly into the market or in negotiated transactions, the prices which we sell these shares will vary and these variations may be significant. Purchasers of the shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested. Furthermore, all of our shares of Common Stock sold in the offering will be freely tradable without restriction or further registration under the Securities Act. As a result of this offering, a substantial number of our shares of Common Stock may be sold in the public market or may cause the perception that these sales could occur, either of, which may cause the market price of our Common Stock to decline. This could make it more difficult for you to sell your shares of Common Stock at a time and price that you deem appropriate and could impair our ability to raise capital through the sale of additional equity securities.

We may adopt share repurchase programs which may affect the market for our Common Stock and Preferred Shares, including affecting our share price or increasing share price volatility.

The Company may, from time to time, repurchase Common Stock or Preferred Shares in the open market, in privately negotiated transactions or otherwise, depending upon several factors, including market and business conditions, the trading price of our Common Stock and other investment opportunities. The repurchase programs may be limited, suspended or discontinued at any time without prior notice. In June 2019, we announced a share repurchase program under which we could, from time to time, purchase up to 5,000,000 shares of Common Stock in the aggregate on the open market. In March 2020, we expanded such share repurchase program to provide for the repurchase of an additional 1,500,000 shares of Common Stock on the open market. In March 2020, we announced a preferred share repurchase program under which we could, from time to time, purchase up to 100,000 shares of each of our Series C Preferred Shares and Series D Preferred Shares on the open market. Repurchases of our Common Stock or Preferred Shares pursuant to any repurchase programs could affect our stock price and increase trading volatility. As of March 18, 2022, we have no active repurchase program for Common Stock or Preferred Shares.

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
•limited liquidity for our shareholders due to thin trading; and
•loss of preferential tax rates for dividends received by certain non-corporate United States holders, loss of “mark-to-market” election by United States holders in the event we are treated as a ''passive foreign investment company'', and loss of our tax exemption under Section 883 of the Internal Revenue Code of 1986, as amended (the “Code”).
We have adopted a shareholders rights plan which could make it more difficult for a third-party to acquire us while the plan remains in effect.
We have in effect a shareholders rights plan that is intended to enable all shareholders to realize the long-term value of their investment in the Company and to protect against any person or group from gaining control of the Company through coercive or otherwise unfair takeover tactics. The shareholders rights plan is not intended to deter offers that are fair and otherwise in the best interests of the Company’s shareholders. In connection with the Company’ s adoption of the shareholders rights plan, the Company declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of our Common Stock. The Rights will be exercisable on the earlier of (1) the tenth day after the public announcement that a person or group acquires ownership of 10% or more of the Company’s Common Stock without the approval of the Board or (2) the tenth business day (or such later date as determined by the Board) after a person or group announces a tender or exchange offer which would result in that person or group holding 10% or more of the Company’s Common Stock. Polys Hajioannou, the Company’s Chairman and chief executive officer, and his brother Nicolaos Hadjioannou are excluded persons for purposes of the shareholders rights plan and shares of our Common Stock held by Mr. Hajioannou or Mr. Hadjioannou and entities controlled by and/or affiliated or associated with Mr. Hajioannou or Mr. Hadjioannou or members or their respective families are not subject to the restrictions of the shareholders rights plan.
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

Anti-takeover provisions in our organizational documents and Management Agreements could make it difficult for our shareholders to replace or remove our current board of directors and together with our adoption of a shareholders rights plan could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of the shares of our Common Stock.

Several provisions of our articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions:

•authorize our board of directors to issue “blank check” preferred stock without shareholder approval;
•provide for a classified board of directors with staggered, three-year terms;
•prohibit cumulative voting in the election of directors;
•authorize the removal of directors only for cause;
•prohibit shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;
•establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings; and
•provide that special meetings of our shareholders may only be called by the chairman of our board of directors, chief executive officer or a majority of our board of directors.
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

These anti-takeover provisions, including the provisions of our shareholders rights plan, could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our Common Stock and your ability to realize any potential change of control premium.

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

The Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Preferred Shares may be required to bear the financial risks of an investment in the Preferred Shares for an indefinite period of time. Our Preferred Shares are subordinate to all of our existing and future indebtedness and to any other senior securities we may issue in the future with respect to assets available to satisfy claims against us. Each series of our Preferred Shares rank pari passu with one another and any class or series of capital stock established after the original issue date of such preferred shares that is not expressly subordinated or senior to such preferred shares as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up. As of December 31, 2021, we had aggregate debt outstanding of $360.3 million, of which $41.2 million payable within the next 12 months. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends on or redeem preferred shares. Our articles of incorporation currently authorize the issuance of up to 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of December 31, 2021, 2,297,504 shares of Series C Preferred Shares and 3,195,050 shares of Series D Preferred Shares were issued and outstanding. Of the blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a shareholders rights plan as described under “Item 10. Additional Information—B. Articles of Incorporation and Bylaws—Shareholders Rights Plan.” The issuance of additional preferred shares on a parity with or senior to the Preferred Shares would dilute the interests of holders of such shares, and any issuance of preferred shares senior to such preferred shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Preferred Shares.

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

A non-United States corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (a) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (b) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. In particular, United States holders who are individuals would not be eligible for preferential tax rates otherwise applicable to qualified dividends.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States tax consequences. See “Item 10. Additional Information—E. “Tax Considerations—United States Federal Income Tax Considerations—United States Federal Income Taxation of United States Holders” for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

ITEM 4.	INFORMATION ON THE COMPANY

A.    History and Development of the Company

Safe Bulkers, Inc. was incorporated in the Republic of the Marshall Islands on December 11, 2007, under the BCA, for the purpose of acquiring ownership of various subsidiaries that either owned or were scheduled to own vessels. Polys Hajioannou our chief executive officer, has a long history of operating and investing in the international shipping industry, including a long history of vessel ownership. Vassos Hajioannou, the late father of Polys Hajioannou, our chief executive officer, first invested in shipping in 1958. Polys Hajioannou has been actively involved in the industry since 1987, when he joined the predecessor of Safety Management.

Over the past 28 years under the leadership of Polys Hajioannou, we have sold or contracted to sell 23 drybulk vessels during periods of what we viewed as favorable second-hand market conditions and have contracted to acquire 58 drybulk newbuilds and 12 drybulk second-hand vessels. Also under his leadership, we have expanded the classes of drybulk vessels in our fleet and the aggregate carrying capacity of our fleet has grown from 887,900 dwt prior to our initial public offering in May 28, 2008 to 3,925,500 dwt as of March 18, 2022. Information on our capital expenditure requirements are discussed in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” The quality and size of our current fleet, together with our long-term relationships with several of our charter customers, are, we believe, the results of our long-term strategy of maintaining a high quality fleet, our broad knowledge of the drybulk industry and our strong management team. In addition to benefiting from the experience and leadership of Polys Hajioannou, we also benefit from the expertise of our Managers which, along with their predecessor, have specialized in drybulk shipping since 1965, providing services to over 50 drybulk vessels. In June 2008, we completed an initial public offering of our Common Stock in the U.S. and our Common Stock began trading on the NYSE. Our principal executive office is located at Apt. D11, Les Acanthes, 6, Avenue des Citronniers MC 98000 Monaco. Our registered address in the Republic of the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands, MH96960 and telephone numbers are +30 2 111 888 400 and +357 25 887 200. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that we file electronically with the SEC.

B.    Business Overview

We are an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest consumers of marine drybulk transportation services. As of March 18, 2022, we had a fleet of 40 drybulk vessels, with an aggregate carrying capacity of 3,925,500 dwt.

We employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions, with some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with relatively stable cash flow and high utilization rates, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions. We have currently 17 Scrubbers installed on our vessels materializing financial benefits on the basis of the price differential between HFO and the Compliant fuel.

Our Fleet, Newbuilds and Employment Profile

As of March 18, 2022, our fleet comprised 40 vessels, (including a second-hand acquisition of a 2014-built Japanese, Capesize class vessel delivered to us in February 2022), of which 12 are Panamax class vessels, 7 are Kamsarmax class vessels, 15 are Post-Panamax class vessels and 6 are Capesize class vessels, with an aggregate carrying capacity of 3,925,500 dwt and an average age of 10.4 years.

Our orderbook consists of nine environmentally advanced Japanese newbuild vessels, of which six Kamsarmax and three Post-Panamax class vessels, two of which are scheduled to be delivered to us in 2022, five in 2023 and two in 2024. All nine newbuilds are designed to comply with the requirements of the IMO for EEDI Phase 3 and NOx Tier III.

Assuming delivery of the nine contracted to be acquired newbuild vessels through 2024, our fleet by the first quarter of 2024, will comprise of 12 Panamax class vessels, 13 Kamsarmax class vessels, 18 Post-Panamax class vessels and 6 Capesize class vessels, and the aggregate carrying capacity of our 49 vessels will be 4,678,500 dwt.

The majority of vessels in our fleet have sister ships with similar specifications. We believe using sister ships provides cost savings because it facilitates efficient inventory management and allows for the substitution of sister ships to fulfill our period time charter obligations.

The table below presents additional information with respect to our drybulk vessel fleet, including our newbuilds, and their deployment as of March 18, 2022. Scrubber benefit for scrubber fitted vessels, (the ''Scrubber Benefit'') is calculated on the basis of the price differential between high sulfur fuel oil with 3.5% sulfur content and the new fuel with reduced sulfur content below 0.5% for the specific voyage. In cases where the Scrubber Benefit can be calculated or it is a part of the charter rate, it is included in the referenced charter rate. A special notation on the table is provided in cases where the Scrubber Benefit is not part of the referenced charter rate and it cannot be calculated. Certain vessels that are chartered on time charters at a daily gross charter rate linked to the Baltic Panamax Index ("BPI"),or the Baltic Capesize Index ("BCI"), are shown in the below table with the special notation BPI or BCI, plus or minus the relevant charter hire adjustments, where applicable.

Vessel Name	Dwt	Year Built 1	Country of Construction	Charter Type	Charter Rate 2	Commissions 3	Charter Period 4		Sister Ship 5
CURRENT FLEET
Panamax
Katerina	76,000	2004	Japan	Period	$23,000	5.00%	December 2020	May 2022
				Period	10,950 + 50% *101% BPI 74	5.00%	June 2022	April 2023
Maritsa	76,000	2005	Japan	Period	10,950 + 50% *101% BPI 74	5.00%	February 2022	January 2023
Paraskevi 2	75,000	2011	Japan	Period	$13,800	5.00%	April 2021	July 2022
Efrossini	75,000	2012	Japan	Period	103% BPI 74	3.75%	March 2022	February 2023
Zoe [12]	75,000	2013	Japan	Period	104.25% BPI 74	5.00%	August 2021	May 2022
Koulitsa 2	78,100	2013	Japan	Period	$24,000	3.75%	July 2021	June 2022
Kypros Land [12]	77,100	2014	Japan	Period[14]	$13,800	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025

Kypros Sea	77,100	2014	Japan	Period[14]	$13,800	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	September 2022
					$24,123	3.75%	September 2022	December 2022
					BPI 82 5TC * 97% - $2,150	3.75%	December 2022	July 2025
Kypros Bravery	78,000	2015	Japan	Period[13]	$11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sky [10]	77,100	2015	Japan	Period[13]	$11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Loyalty	78,000	2015	Japan	Period[13]	$11,750	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	September 2022
					$23,153	3.75%	September 2022	December 2022
					BPI 82 5TC * 97% - $2,150	3.75%	December 2022	July 2025
Kypros Spirit [10]	78,000	2016	Japan	Period[14]	$13,800	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	July 2025
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	Period	$25,900	3.75%	March 2022	March 2023
Pedhoulas Trader	82,300	2006	Japan	Period	15,500 + 50% *98% BPI 82	5.00%	November 2021	June 2022
Pedhoulas Leader	82,300	2007	Japan	Period	$28,750	5.00%	November 2021	July 2022
Pedhoulas Commander	83,700	2008	Japan	Period	$20,500	5.00%	August 2021	July 2022
Pedhoulas Cherry	82,000	2015	China	Period[19]	$23,000	5.00%	July 2021	May 2022
				Period[19]	$24,000	5.00%	May 2022	June 2023
Pedhoulas Rose	82,000	2017	China	Drydock			March 2022	April 2022
				Period[19]	12,750 + 50% *104% BPI 82	5.00%	April 2022	October 2022
Pedhoulas Cedrus[15]	81,800	2018	Japan	Period[24]	$27,800	3.75%	July 2021	June 2022
Post-Panamax
Marina	87,000	2006	Japan	Spot [18]	$22,900	5.00%	February 2022	March 2022
				Spot[19]	$32,500	5.00%	March 2022	June 2022
Xenia	87,000	2006	Japan	Period [19]	$24,200	5.00%	September 2021	June 2022

Sophia	87,000	2007	Japan	Spot[19]	$12,750	3.75%	February 2022	March 2022
				Spot[19]	$22,000	3.75%	March 2022	April 2022
Eleni	87,000	2008	Japan	Period [19]	$29,000	5.00%	November 2021	January 2022
					P1A BPI 82	5.00%	January 2022	March 2022
Martine	87,000	2009	Japan	Period [19]	$15,100	5.00%	June 2021	August 2022
Andreas K	92,000	2009	South Korea	Spot[18,21]	$52,000	5.00%	March 2022	May 2022
Panayiota K [11]	92,000	2010	South Korea	Spot[19,26]	$32,331	5.00%	February 2022	May 2022
Agios Spyridonas [11]	92,000	2010	South Korea	Spot[18]	$24,000	5.00%	December 2021	April 2022
Venus Heritage [12]	95,800	2010	Japan	Spot[18]	$19,250	5.00%	February 2022	April 2022
Venus History [12]	95,800	2011	Japan	Period [19]	$26,250	5.00%	January 2022	December 2022
Venus Horizon	95,800	2012	Japan	Spot[19]	$18,000	4.38%	February 2022	March 2022
				Period[19]	$27,950	5.00%	April 2022	February 2023
Venus Harmony	95,700	2013	Japan	Spot	$20,500	5.00%	February 2022	April 2022
Troodos Sun [17]	85,000	2016	Japan	Period [19]	BPI 82 5TC * 114%	5.00%	June 2021	March 2023
Troodos Air	85,000	2016	Japan	Period [19]	$16,350	5.00%	March 2021	May 2022
Troodos Oak	85,000	2020	Japan	Period [25]	$29,400	3.75%	July 2021	May 2022
Capesize
Mount Troodos	181,400	2009	Japan	Spot[19,23]	BCI C10 * 105%	3.75%	February 2022	April 2022
				Period [19]	$34,500	3.75%	April 2022	March 2023
Kanaris	178,100	2010	China	Period [6]	$25,928	2.50%	September 2011	September 2031
Pelopidas	176,000	2011	China	Dry-dock			January 2022	March 2022
Lake Despina [8]	181,400	2014	Japan	Period [7]	$25,200	5.00%	February 2022	February 2025
Stelios Y	181,400	2012	Japan	Period [16]	$24,400	3.75%	November 2021	November 2024
Maria	181,300	2014	Japan	Spot[22]	BCI C14 * 111%	3.75%	February 2022	May 2022
Subtotal	3,925,500
Newbuilds orderbook
TBN9	82,000	Q2 2022	Japan
TBN	82,000	Q4 2023	Japan

TBN	82,000	Q4 2023	Japan
TBN	82,000	Q4 2023	Japan
TBN	82,000	Q1 2024	Japan
TBN	82,000	Q1 2024	Japan
TBN	87,000	Q3 2022	Japan
TBN	87,000	Q1 2023	Japan
TBN	87,000	Q2 2023	Japan
Subtotal	753,000
Total	4,678,500
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
(4)    The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of March 18, 2022, the scheduled start dates. Actual start dates and redelivery dates may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.
(5)    Each vessel with the same letter is a “sister ship” of each other vessel that has the same letter, and under certain of our charter contracts, may be substituted with its “sister ships.”
(6) Charterer of MV Kanaris agreed to reimburse us for part of the cost of the scrubbers and BWTS to be installed on the vessel, which is recorded by increasing the recognized daily charter rate by $634 over the remaining tenor of the time charter party.
(7) A period time charter for a duration of 3 years at a gross daily charter rate of $22,500 plus an one-off $3.0 million payment upon charter commencement. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at a gross daily charter rate of $27,500.
(8) MV Lake Despina was sold and leased back in April 2021 on a bareboat charter basis for a period of seven years with a purchase option in favor of the Company five years and six months following the commencement of the bareboat charter period at a predetermined purchase price.
(9) The newbuild vessel will be sold and leased back upon delivery in 1H 2022, on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.
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
(13) A period time charter of 5 years at a daily gross charter rate of $11,750 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.
(14) A period time charter of 5 years at a daily gross charter rate of $13,800 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.
(15) MV Pedhoulas Cedrus was sold and leased back in February 2021 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.
(16) In October 2021, the Company entered into a new period time charter for MV Stelios Y, for a duration of 3 years at a gross daily charter rate of $24,400, which is expected to commence in November 2021 upon delivery of the vessel to the Company by her present owners. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at a gross daily charter rate of $26,500.
(17) MV Troodos Sun was sold and leased back in August 2021 on a bareboat charter basis for a period of ten years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.
(18) Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is included on the daily gross charter rate presented.
(19) Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is not included on the daily.
(20) A period time charter at a daily gross charter rate linked to the BPI.
(21) A spot time charter at a gross daily charter rate of $36,000 an one-off $0.8 million payment upon charter commencement.
(22) A spot time charter at a gross daily charter rate linked to the Baltic Exchange Capesize Index C14 times 111%.
(23) A spot time charter at a gross daily charter rate linked to the Baltic Exchange Capesize Index C10 times 105%.
(24) A period time charter duration of 11 to 14 months at a daily gross charter rate of $16,400 plus an one-off $3.7 million payment upon charter commencement.
(25) A period time charter duration of 11 to 14 months at a daily gross charter rate of $18,000 plus an one-off $3.7 million payment upon charter commencement.
(26) A spot time charter at a gross daily charter rate of $29,000 plus ballast bonus of $1.0 million.

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

We intend to employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions, with some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with relatively stable cash flow and high utilization rates, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions. As of March 18, 2022, the average remaining duration of the charters for our existing fleet was 1.2 years.

Our Customers

Since 2005, our customers have included over 30 national, regional and international companies, including Bunge, Cargill, Glencore, Daiichi, Intermare Transport G.m.b.H., Energy Eastern Pte. Ltd., NYK, NS United Kaiun Kaisha, Kawasaki Kisen Kaisha, Oldendorff GmbH and Co. KG, Louis Dreyfus Armateurs, Louis Dreyfus Commodities, ArcelorMittal or their affiliates. During 2021, two of our charterers, namely Viterra B.V (ex-Glencore Agriculture B.V.) and Cargill International S.A., accounted for 30.70% of our revenues, with each one accounting for more than 10.0% of total revenues. During 2020, two of our charterers, namely Viterra B.V. and Cargill International S.A., accounted for 26.14% of total revenues with each one accounting for more than 10.0% of total revenues. During 2019, two of our charterers, namely Viterra B.V. and Bunge S.A., accounted for 31.40% of total revenues. We seek to charter our vessels primarily to charterers who intend to use our vessels without sub-chartering them to third parties. A prospective charterer’s financial condition and reliability are also important factors in negotiating employment for our vessels.

Management of Our Fleet

In May 2008, we entered into a management agreement with Safety Management and in May 2015, we entered into a management agreement with Safe Bulkers Management, pursuant to which our Managers provided us with our executive officers, technical, administrative, commercial and certain other services. Each of these management agreements expired on May 28, 2018. In May 2018, we entered into new Management Agreements, pursuant to which our Managers continue to provide us with technical, administrative, commercial and certain other services. Each of the Management Agreements was effective as of May 29, 2018 and had an initial three-year term which could be extended on a three-year basis on May 29, 2021 and May 29, 2024 upon mutual agreement with the Managers. On May 29, 2021, the Company and the Managers agreed to extend the term of the Management Agreements until May 28, 2024. Our arrangements with our Managers and their performance are reviewed by our board of directors. Our management team collectively referred to in this annual report as our “executive officers,” provide strategic management for our company and also supervise the management of our day-to-day operations by our Managers. Our Managers report to us and our board of directors through our executive officers. The Management Agreements with our Managers have a maximum expiration date in May 2027 and we expect to enter into new agreements with the Managers upon their expiration. The terms of any such new agreements have not yet been determined.

Pursuant to the Management Agreements, in return for providing such services our Managers receive a ship management fee of €875 per day per vessel and one of our Managers receives an annual ship management fee of €3.50 million. For the three year period from May 29, 2018 to May 28, 2021 the annual ship management fee was €3.0 million. Our Managers also receive a commission of 1.0% based on the contract price of any vessel sold by it on our behalf, and a commission of 1.0% based on the contract price of any vessel bought by it on our behalf, including the acquisition of each of our contracted newbuilds. We also pay our Managers a supervision fee of $550,000 per newbuild, of which 50% is payable upon the signing of the relevant supervision agreement, and 50% upon successful completion of the sea trials of each newbuild, which we capitalize, for the on-premises supervision by selected engineers and others on the Managers’ staff of newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise.

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

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements” for more information.

Competition

We operate in highly competitive markets that are based primarily on supply and demand. Our business fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We believe we differentiate ourselves from our competition by providing modern vessels with advanced designs and technological specifications. As of March 18, 2022, our fleet had an average age of 10.4 years. The majority of our fleet has been built in Japanese shipyards, which we believe provides us with an advantage in attracting large, well-established customers, including Japanese customers.

The drybulk sector is characterized by relatively low barriers to entry, and ownership of drybulk vessels is highly fragmented. In general, we compete with other owners of Panamax class or larger drybulk vessels for charters based upon price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel.

Crewing and Shore Employees

Our management team consists of our chief executive officer, president, chief financial officer and assistant chief financial officer, chief operating officer, chief financial controller and assistant chief financial controller, chief compliance officer and our internal auditor. Our Managers are responsible for the technical management of our fleet and therefore also handle the recruiting, either directly or through crewing agents, of the senior officers and all other crew members for our vessels. As of December 31, 2021, approximately 790 people served on board the vessels in our fleet, and our Managers employed approximately 126 people on shore.

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

For the 2022/2023 policy year, the International Group maintained a three layer GXL reinsurance program, together with an additional Collective Overspill layer, which combine to provide commercial reinsurance cover of up to $3.1 billion per vessel per incident, comprising of reinsurance for all claims of up to $2.1 billion per vessel per incident in excess of the $100.0 million insured by the Pool and an additional $1.0 billion in excess of the aforesaid $2.1 billion per vessel per incident in respect of claims for overspill.

War Risks Insurance

Our war risk insurance covers hull or freight damage, detention or diversions risks and P&I liabilities (including crew) arising out of confiscations, seizure, capture, vandalism, sabotage and/or other war risks and is subject to separate limits of:

(i) each vessel’s hull and machinery value and each vessel’s corresponding increased value, and

(ii) for war risks P&I liabilities including crew up to $500.0 million per vessel per incident.

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

Vessel Name	Drydocking/BWTS/Scrubber(1)	Special Survey(2)
Pelopidas (3),(4)	February 2022	February 2022
Venus Horizon (3)	March 2022	March 2022
Pedhoulas Rose	March 2022	March 2022
Katerina	May 2022	May 2024
Sophia (3)	June 2022	June 2022
Marina	December 2022	January 2026
Lake Despina	January 2023	January 2024
Maritsa	January 2023	January 2025
Koulitsa 2	February 2023	February 2023
Eleni	February 2023	November 2023
Xenia	April 2023	April 2026
Pedhoulas Commander	May 2023	May 2023
Pedhoulas Cedrus	June 2023	June 2023
Maria (3),(4)	June 2023	January 2024
Zoe	July 2023	July 2023
Andreas K	August, 2023	August, 2024
Venus Harmony	August 2023	November 2023
Pedhoulas Trader	September 2023	May 2026
Kypros Bravery	January 2024	January 2025
Kypros Land	November 2023	January 2024
Martine	January 2024	February 2024
Kypros Sea	January 2024	March 2024
Agios Spyridonas	January 2024	January 2025
Kanaris	March 2024	March 2025
Kypros Sky	March 2024	March 2025
Mount Troodos	March 2024	November 2024
Stelios Y	March 2024	March 2025
Troodos Oak	April 2024	April 2025
Panayiota K	April, 2024	April, 2025
Pedhoulas Merchant	May, 2024	March, 2026
Kypros Loyalty	July 2024	June 2025
Pedhoulas Cherry	July 2024	July 2025
Venus Heritage	October 2024	December 2025
Pedhoulas Leader	November 2024	February 2027
Paraskevi 2	April 2025	April 2026
Troodos Sun	April, 2025	January, 2026
Troodos Air	May, 2025	March, 2026
Efrossini (3)	February 2026	February 2027
Kypros Spirit	July, 2026	July, 2026
Venus History	September 2026	September 2026
(1) Scheduled date for initiation of a drydocking, BWTS retrofit and/or Scrubber retrofit.
(2) Special survey date.
(3) BWTS retrofit.
(4) Scrubber retrofit.

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

Our fleet complies with all current requirements. However, we incurred significant vessel modification expenditures in 2019, 2020 and 2021 mainly in BWTS and Scrubbers and we anticipate to incur additional expenditures in the current or subsequent fiscal years to comply with certain requirements, including mainly the installation of BWTS on vessels that have not yet been installed, two additional Scrubbers and the environmental upgrading of certain vessels in relation to existing and forthcoming GHG emission regulations.

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

Regulations by IMO and Other Related Bodies

Regulations issued by IMO and other related bodies may affect our operations, impose restrictions on our vessels, or require additional investments.For example MARPOL convention of IMO regulates marine pollution, emissions and discharges.

IMO and other jurisdictions have regulated or are considering the further regulation of GHG emissions from vessels and emissions of sulfur and nitrogen oxides. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our business, financial condition and results of operations. Because such conventions, laws and regulations are often revised, or the required additional measures for compliance are still under development, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. We are also required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations.

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

Such regulations are presented in the following paragraphs:

Nitrogen and Sulfur Oxide Emission Regulations: In 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Annex VI became effective in 2005, and sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of marine fuels and allows for the establishment of Emission Control Areas (“ECAs”) with more stringent controls on sulfur emissions. Presently, designated ECAs include specified areas of North America, the Caribbean, the North Sea and the Baltic Sea. The Mediterranean Sea has been proposed as an additional ECA. In 2008, the IMO Marine Environment Protection Committee (“MEPC”) adopted amendments to Annex VI regarding particulate matter, nitrogen oxides and sulfur oxide emissions. These amendments, which entered into force in 2010, are designed to reduce air pollution from vessels by, among other things, (i) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation and (ii) implementing a progressive reduction of sulfur oxide emissions from ships:

(i) Control of Nitrogen Oxides

Nitrogen oxides emission regulations require the installation of advanced Tier III engines in newbuilds and modifications are not expected to be required in existing vessels.

(ii) Control of Sulfur Oxides

A global 0.5% sulfur cap on marine fuels came into force on January 1, 2020, as agreed in amendments adopted in 2008 for Annex VI to MARPOL. reducing the previous sulfur cap of 3.5%. Vessels may use either Compliant Fuel or HFO if they are equipped with Scrubbers. The viability of Scrubber investments mainly depends on the price differential between Compliant Fuels which usually are more expensive and HFO. The use of Compliant Fuels has raised concerns in relation to excess wear of piston liners and fuel pumps. On the other hand shortage of HFO in certain ports has been experienced as only a small percentage of the global fleet is equipped with Scrubbers and the trading of HFO may not be economical to fuel suppliers. Furthermore, restrictions of effluents from Scrubbers have been or are considered to be imposed in various jurisdictions, mainly in ports, which may affect the viability of such investments.

In response to sulfur oxides emissions regulations, we have installed Scrubbers in 17 of our vessels and we expect to install two additional Scrubbers, one in 2022 and one in 2023. In all vessels the Company had introduced critical spares inventory on board in order to secure smooth operation and compliance with existing regulations. If the price differential between Compliant

Fuels and HFO is narrower than expected due to among other things, a drop in oil prices and/or a reduced demand for oil, then we may not realize any return, or we may realize a lower return on our investment in Scrubbers than that which we expected, which could have a material adverse effect on our results of operations, cash flows and financial position. Conversely, if the price differential between Compliant Fuels and HFO is wider than expected, about half of our vessels that will not be equipped with Scrubbers may face difficulties in competing with vessels equipped with Scrubbers, which could have a material adverse effect on our results of operations, cash flows and financial position.

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

Examples of additional requirements imposed locally from time to time are: (i) the Domestic Emission Control Areas (“DECAs”) introduced by China, in 2015, which have designated the Pearl River Delta, the Yangtze River Delta and the Bohai-Rim Area (Beijing, Tianjin and Hebei) as areas where vessels navigating, berthing and operating are required to use Compliant Fuels. As of January 1, 2019, China expanded the scope of the DECAs to include all coastal waters within 12 nautical miles of the mainland, and (ii) US Vessel General Permit (the “VGP”) areas. Our Scrubbers do not operate in such areas.

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

The European Parliament and the Council of the E.U. have adopted regulation 2015/757, the EU-MRV on the monitoring, reporting and verification of CO2 emissions from maritime transport. It entered into force on July 1, 2015 and monitoring began January 1, 2018. The maritime EU-MRV regulation applies to all merchant ships of 5,000 gross tons or above on voyages from, to and between ports under jurisdiction of E.U. member states. Companies operating the vessels will have to monitor the CO2 emissions released while in port and for any voyages to or from a port under the jurisdiction of an E.U. member state and to keep records on CO2 emissions on both per-voyage and annual bases. Furthermore, as of January 1, 2018, our vessels began monitoring and reporting CO2 emissions pursuant to the IMO DCS regulation, which is part of the IMO’s efforts to reduce GHG emissions from ships by 50% by 2050 compared to 2008. On February 4, 2019, the European Commission tabled a proposal concerning the amendment of the EU-MRV. The main objective of the proposal was to amend the EU-MRV in order to take account of the new IMO DCS for fuel oil consumption of ships that was introduced by the IMO in March 2018. As part of the IMO’s efforts to reduce GHG emissions from ships, an initial IMO GHG strategy envisaged a reduction in carbon intensity of international shipping (a 40 % reduction of average CO2 emissions per transport work by 2030 and a 70 % reduction by 2050, compared to 2008) and a 50 % reduction in total annual GHG emissions from international shipping by 2050, compared to 2008. The globally applicable IMO DCS system, currently runs in parallel with the EU-MRV, thus duplicating regulation for shipping companies whose ships sail both inside and outside the EU. The EU recently included international carbon emissions from the maritime sector in the EU emissions trading system. These monitoring and reporting processes adopted by the EU-MRV and the IMO DCS regulations is considered to be part of a market-based mechanism for a carbon tax to be adopted.

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

The EEDI phases for newbuild vessels and its retroactive application of the EEDI to all existing and in service cargo above a certain size, known as the EEXI, sets new technical efficiency standard for existing ships. This will impose a requirement equivalent to EEDI Phase 2 or 3 (with some adjustments) to all existing ships regardless of year of build and is intended an a one-off certification. Entry into force is expected to be in the fourth quarter of 2022, but no later than 1 January 2023. Demonstration of compliance will be required by the vessel’s first survey for the issue or endorsement of the International Air Pollution Prevention Certification, following entry into force. In addition to the upcoming EEDI Phase 3, a possible Phase 4 can be introduced later this decade, further tightening requirements for newbuilds.

Furthermore, a mandatory Carbon Intensity Indicator (“CII”) – e.g. Annual Efficiency Ratio – grams of CO2 per dwt-mile, and rating scheme is introduced, where all cargo vessels above 5,000 GT are given a rating of A to E every year. The rating thresholds will become increasingly stringent towards 2030. For ships that achieve a D rating for three consecutive years or an E rating, a corrective action plan needs to be developed as part of the Ship Energy Efficiency Management Plan (“SEEMP”) and approved. Technical specifications regarding baselines, methods of calculations and ship-specific requirements were established through guidelines to be finalized and approved at MEPC. The USCG plans to develop and propose regulations to implement these provisions in the United States.

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

In response to the above GHG environmental regulations we monitor CO2 vessel emissions pursuant to the IMO DCS and EU-MRV, assessing in parallel the applicability of relevant energy efficiency measures. Furthermore, we pursue a fleet renewal strategy having sold 7 of our older or Chinese built less efficient vessels, and for the acquisition of 9 Japanese dry-bulk newbuild vessels with EEDI complying with IMO Phase 3 requirements.

Ballast Water Treatment System: In 2004 the IMO adopted the BWM Convention, implementing regulations calling for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention took effect in September 2017. Many of the implementation dates in the BWM Convention had already passed prior to its effectiveness, so that the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install BWTS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before September 8, 2017 “existing vessels” and allows for the installation of a BWTS on such vessels at the first renewal survey following entry into force of the convention. In July 2017, the implementation scheme was further changed to require vessels with International Oil Pollution Prevention (“IOPP”) certificates expiring between September 8, 2017 and September 8, 2019 to comply at their second IOPP renewal. Each vessel in our current fleet has been issued a Ballast Water Management Plan Statement of Compliance by the classification society with respect to the applicable IMO regulations and guidelines. In addition, we are required to install BWTS in each vessel in our fleet during the next drydocking and as of March 18, 2022 we had 35 of our vessels equipped with U.S. Coast Guard approved BWTS and plan to install BWTS on the remaining vessels of our fleet the following years.

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

Discharge of garbage: MARPOL Annex V seeks to eliminate and reduce the amount of garbage being discharged into the sea from ships. MARPOL Annex V generally prohibits the discharge of all garbage into the sea, except as provided. Under MARPOL Annex V, garbage includes all kinds of food, domestic and operational waste, all plastics, cargo residues, incinerator ashes, cooking oil, fishing gear, and animal carcasses generated during the normal operation of the ship and liable to be disposed of continuously or periodically. The IMO adopted new guidelines in 2012 under the revised Annex V to MARPOL, which prohibit discharge of garbage into the open sea, with certain exceptions, and require vessels to dispose of garbage at port garbage reception facilities. These guidelines became effective in January 2013. These requirements have not had and we do not expect they will have a material effect on our operations.

Discharges of oily substances, at sea: MARPOL Annex I covers all the fluids which contain oil and can be discharged overboard at sea. The affirmed objective of MARPOL Annex I, which entered into force on 2nd October 1983, is to protect the marine environment through the complete elimination of pollution by oil and other damaging elements and to lessen the chances of accidental discharge of any such elements.

Discharges of sewage: MARPOL Annex IV contains a set of regulations regarding the discharge of sewage into the sea from ships, including regulations regarding the ships' equipment and systems for the control of sewage discharge, the provision of port reception facilities for sewage, and requirements for survey and certification.

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

The United States is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined. For example, in April 2017, the U.S. President signed an executive order regarding the environment that targets the United States’ offshore energy strategy, which affects parts of the maritime industry and may affect our business operations. In 2021, the United States announced its commitment to working with the IMO to adopt a goal of achieving zero emissions from international shipping by 2050. Additional legislation or regulation applicable to the operation of our ships that may be implemented in the future could negatively affect our profitability.

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

Regulations on the Economic Substance Situation of the Marshall Islands

On January 1, 2019, the Economic Substance Regulations (ESRs), adopted by the Republic of the Marshall Islands, entered into force. ESRs apply to all non-resident entities based in the Marshall Islands and to foreign shipping entities registered in the Marshall Islands that meet the definition of "relevant entity" and derive income from "related activity". The term "relevant entity" according to the ESRs includes any non-domestic entity based in the Marshall Islands or a "foreign maritime entity" established under Marshall Islands law which is centrally managed and controlled outside the Marshall Islands and is a taxable entity of a state other than the Marshall Islands. The term "relevant activity" according to the ESRs refers to certain restrictively mentioned activities, including "shipping" and "holding business", which may apply to us and our Subsidiaries governed by the law of the Marshall Islands. According to the ESRs, for each annual reporting period, each relevant entity that earns income from a related activity should demonstrate in the context of an audit of its financial position that (i) its administration and management in relation to the relevant activity is carried out on Marshall Islands, (ii) its main business-related activity is in the Marshall Islands (although regulators understand and recognize that the core income-generating activities of shipping companies generally take place in international waters), and (iii) (a) has a sufficient amount of expenditure in the Marshall Islands, (b) has a sufficient physical presence in the Marshall Islands, and (c) has a sufficient number of qualified employees in the Marshall Islands, taking into account the size of the relevant activities in the Marshall Islands. As of July 1, 2020, all non-resident entities based in the Marshall Islands and the foreign shipping entities of the Marshall Islands are required to submit a declaration of financial status within twelve (12) months of their anniversary. The statement of financial situation is submitted to the corporate register on an annual basis. If the Corporate Registry finds that an entity does not meet the financial status criteria for the relevant reporting period, it will issue a non-compliance notice and impose penalties, which will be described in the notice. Penalties can range from fines of up to $ 100,000 and / or revocation of the entity's founding documents and dissolution. We intend to comply with all relevant ESR reporting requirements.

Coronavirus Outbreak

As of March 2020, the outbreak of the 2019-nCoV was declared a pandemic by the World Health Organization. The 2019-nCoV has resulted in globally reduced industrial activity with lower demand for cargoes such as iron ore and coal, contributing to lower drybulk rates in 2020. The outbreak of the 2019-nCoV in China and other countries in early 2020, led to a number of countries, ports and organizations to take measures against its spread, such as quarantines and restrictions on travel. Such measures were taken initially in Chinese ports, where we conduct a large part of our operations, and gradually expanded to other countries globally covering most ports where we conduct business. These measures have and to the extent that the pandemic is not controlled may continue to cause trade disruptions due to, among other things, the unavailability of personnel, increased risks to our crew and personnel's wellbeing and operations and delays and increased expenses in substituting crew members. We operate in a sector of the economy that has been and to the extent that the pandemic is not controlled may continue to be adversely impacted by the effects of trade disruptions due to the spread of the 2019-nCoV, including the Delta variant, the Omicron variant, or other potential new 2019-nCoV variants. Such trade disruptions had adversely affected the level of imports to and exports from China and other countries, which in turn had adversely affected the demand for our services, our business and results of operations, dry bulk shipping rates and the international shipping industry as a whole. The global slowdown of manufacturing as a result of 2019-nCov, also reflected in the GDP drop by 3.5% in 2020 according to the international monetary fund (“IMF”) data, had an impact on the global supply chain along with a consequential impact on construction projects and other downstream industries which had an adverse effect on our business. Disruption had spread to other markets, including key dry bulk and other commodity markets (e.g., copper, iron ore, zinc, nickel and lithium). Our business and the drybulk shipping industry as a whole has been impacted not only from a reduced demand for drybulk shipping services, but also from a reduced workforce and delays of crew changes as a result of quarantines applicable in several countries and ports, delays of vessels as a result of port checks due to cases, or suspected cases, of the 2019-nCoV, and its variants, amongst crew and diversion of vessels to ports where crew changes continued to take place.

Furthermore, scheduled dry-dockings, annual and intermediate surveys and unscheduled ship repairs and upgrades, have been delayed as a result of the impact of the 2019-nCoV outbreak on the repair yard workforce and the availability and transportation ability of technical teams to attend vessels. Any such delays or any failures to conduct repairs or upgrades, drydockings or surveys in a timely manner may affect our results of operations. Difficulties have also been presented in relation to secondhand vessel acquisitions and vessel sales deliveries. The Company has also entered into agreements for the acquisition of nine newbuilds, two of which with delivery in 2022. If the pandemic continues in 2022 and similar restrictive measures are adopted for its control the following year, delays may be expected in relation to the deliveries of our newbuilds and our newbuild program, which will affect our results of operations and our financial condition.

The extent and duration to which the 2019-nCoV outbreak and measures taken in response thereto may continue to negatively impact our business, financial performance and operating results, remain largely uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the severity and transmission rate of the various new 2019-nCoV types, the extent to which vaccines are available to our crew, and the effectiveness of the containment actions taken, including travel and cargo restrictions, and the impact of these and other factors on the shipping industry as a whole. As a result, it is not possible to ascertain the overall impact of the 2019-nCoV on our business. However, the occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the 2019-nCoV and any new virus wave, could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and our ability to pay dividends.

Disclosure of Activities Pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran. Disclosure is required even where the activities, transactions or dealings are conducted in compliance with applicable law. Provided in this section is information concerning the activities of us and our affiliates that occurred in 2021 and which we believe may be required to be disclosed pursuant to Section 13(r) of the Exchange Act.

In 2021, our vessels did not make any port calls to Iran.

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

Seasonality

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. Seasonality is related to several factors and may result in quarter-to-quarter volatility in our results of operations, which could affect the amount of dividends, if any, that we pay to our shareholders. For example the market for marine drybulk transportation services is typically stronger in the fall months in anticipation of increased consumption of coal in the northern hemisphere during the winter months and the grain export season from North America. Similarly, the market for marine drybulk transportation services is typically stronger in the spring months in anticipation of the South American grain export season due to increased distance traveled known as ton mile effect, as well as increased coal imports in parts of Asia due to additional electricity demand for cooling during the summer months. Demand for marine drybulk transportation services is typically weaker at the beginning of the calendar year and during the summer months. In addition, unpredictable weather patterns during these periods tend to disrupt vessel scheduling and supplies of certain commodities.

C.    Organizational Structure

Safe Bulkers, Inc. is a holding company with 58 subsidiaries, 23 of which are incorporated in Liberia, 34 in the Republic of the Marshall Islands and 1 in the Republic of Cyprus, each as of March 18, 2022. Our subsidiaries are wholly-owned by us. A list of our subsidiaries as of March 18, 2022 is set forth in Exhibit 8.1 to this annual report.

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

Selected Financial Data

The following table presents selected consolidated financial and other data of Safe Bulkers, Inc. for each of the five years in the five year period ended December 31, 2021. The selected consolidated financial data of Safe Bulkers, Inc. is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with United States (the “U.S.”) generally accepted accounting principles (“U.S. GAAP”).

Our audited consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2019, 2020 and 2021 and the consolidated balance sheets at December 31, 2020 and 2021, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

The historical results included below and elsewhere in this document are not necessarily indicative of our future performance.

	Year Ended December
	2017	2018	2019	2020	2021
	(in thousands of U.S. dollars except share data)
STATEMENT OF OPERATIONS
Revenues	$154,040	$201,548	$206,682	$206,035	$343,475
Commissions	(6,008)	(8,357)	(8,921)	(7,877)	(14,444)
Net revenues	148,032	193,191	197,761	198,158	329,031
Voyage expenses	(3,932)	(6,378)	(13,715)	(41,582)	(9,753)
Vessel operating expenses	(52,794)	(63,512)	(68,569)	(70,086)	(72,049)
Depreciation and amortization	(51,424)	(48,067)	(50,310)	(54,269)	(52,364)
General and administrative expenses
Management fee to related parties	(13,511)	(16,536)	(18,050)	(18,884)	(19,221)
Company administration expenses	(2,607)	(2,706)	(2,589)	(2,618)	(3,277)
Early redelivery (cost)/gain, net	(1,263)	(105)	(63)	—	7,470
Other operating cost	(390)	—	(414)	(241)	—
(Loss)/gain on sale of assets	(120)	—	—	—	11,579
Impairment loss	(91,293)	—	—	—	—
Operating (loss)/income	(69,302)	55,887	44,051	10,478	191,416
Interest expense	(23,224)	(25,713)	(26,815)	(21,233)	(14,719)
Other finance income/(costs)	7,651	(973)	(714)	(641)	(798)
Interest income	799	929	1,558	604	69
Gain/(loss) on derivatives	72	18	(121)	(1,303)	2,188
Foreign currency gain/(loss)	1,782	(670)	(76)	916	(910)
Amortization and write-off of deferred finance charges	(2,457)	(1,794)	(1,845)	(1,726)	(2,898)
Net (loss)/income	$(84,679)	$27,684	$16,038	$(12,905)	$174,348
(Loss)/earnings per share of Common Stock, basic and diluted	$(0.98)	$0.16	$0.04	$(0.25)	$1.44
Cash dividends declared per share of Preferred B Shares	$2.00	$0.62	$—	$—	$—
Cash dividends declared per share of Preferred C Shares	$2.00	$2.00	$2.00	$2.00	$2.00
Cash dividends declared per share of Preferred D Shares	$2.00	$2.00	$2.00	$2.00	$2.00
Weighted average number of shares of Common Stock outstanding, basic and diluted	100,932,876	101,604,339	101,686,312	102,617,944	113,716,354

	Year Ended December
	2017	2018	2019	2020	2021
	(in thousands of U.S. dollars)
OTHER FINANCIAL DATA
Net cash provided by operating activities	$50,101	$85,449	$58,284	$63,376	$217,208
Net cash (used in)/provided by investing activities	(39,590)	(63,670)	(36,785)	(34,784)	8,554
Net cash (used in)/provided by financing activities	(47,060)	(15,580)	8,540	(9,293)	(225,906)
Net (decrease)/increase in cash and cash equivalents and restricted cash (1)	(36,549)	6,199	30,039	19,299	(144)

	Year Ended December
	2017	2018	2019	2020	2021
	(in thousands of U.S. dollars)
BALANCE SHEET DATA
Total current assets	79,086	101,262	135,989	134,734	124,116
Total fixed assets	946,529	963,887	964,000	951,290	952,813
Other non-current assets	9,482	11,050	14,654	19,605	17,391
Total assets	1,035,097	1,076,199	1,114,643	1,105,629	1,094,320
Total current liabilities	36,933	54,606	86,784	104,715	88,692
Long-term debt, net of current portion and of deferred finance charges	541,816	538,508	536,995	531,883	315,796
Total liabilities	578,749	593,367	624,701	642,770	415,080
Mezzanine equity	—	16,998	17,200	18,112	—
Common stock, $0.001 par value	102	103	104	102	122
Total shareholders’ equity	456,348	465,834	472,742	444,747	679,240
Total liabilities and shareholders’ equity	1,035,097	1,076,199	1,114,643	1,105,629	1,094,320

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
•Fleet utilization on ownership days. We calculate fleet utilization on ownership days by dividing the number of our operating days during a period by the number of our ownership days during that period.This measure demonstrates the percentage of time in the relevant period our vessels generate revenue. During the three years ended December 31, 2021, our average annual fleet utilization on ownership days rate was approximately 93.33%.
•Fleet utilization on available days. We calculate fleet utilization on available days by dividing the number of operating days by the number of our available days during that period. Fleet utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special surveys. During the three years ended December 31, 2021, our average annual fleet utilization on available days rate was approximately 96.03%.
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

The following table reflects our revenues, commissions, voyage expenses, time charter equivalent revenue, available days and time charter equivalent rate for the periods indicated:

	Year Ended December 31,
	2020	2021
	(in thousands of U.S. dollars except available days and time charter equivalent rate)
Revenues	$206,035	$343,475
Less commissions	7,877	14,444
Less voyage expenses	41,582	9,753
Time charter equivalent revenue	$156,576	$319,278
Available days	14,829	14,678
Time charter equivalent rate	$10,559	$21,752

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

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rates, daily vessel operating expenses, daily vessel operating expenses excluding drydocking and pre-delivery expenses, daily general and administrative expenses and daily management fees for the periods indicated:

	Year ended December 31,
	2020	2021
Ownership days	15,266	14,916
Available days	14,829	14,678
Operating days	13,709	14,415
Fleet utilization on ownership days	89.80%	96.64%
Fleet utilization on available days	92.45%	98.21%
TCE rates	$10,559	$21,752
Daily vessel operating expenses	$4,591	$4,830
Daily vessel operating expenses excluding drydocking and pre-delivery expenses	$4,226	$4,529
Daily general and administrative expenses consisting of:	$1,408	$1,508
(a) Daily management fees	$1,237	$1,289
(b) Daily company administration expenses	$171	$220

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

Revenues are generated from time charters, period and spot, and voyage charters. Revenues from our time charters comprised 100.0%, 98.6% and 98.3% , respectively, of our revenues for the years ended December 31, 2019, 2020 and 2021, from which our period time charters comprised 67.7%, 48.7% and 75.1%, respectively, and our spot time charters comprised 32.3%, 49.9% and 23.2%, respectively, of our revenues for the years ended December 31, 2019, 2020 and 2021. Revenues of our voyage charter comprised 1.4% and 1.7% of our revenues for the years ended December 31, 2020 and 2021, respectively. There were no voyage charters during the year ended December 31, 2019.

Unearned Revenue / Accrued Revenue

Unearned revenue as of December 31, 2021 includes: (i) cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date amounting to $7.0 million and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for variable charter rates amounting to $12.0 million.

Unearned revenue as of December 31, 2020 includes: (i) cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date amounting to $4.7 million and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for variable charter rates amounting to $5.1 million.

Accrued revenue as of December 31, 2021 represents revenue in the amount of $0.9 million earned prior to cash being received in respect of charter agreements that provide for variable charter rates.

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

Vessel Operating Expenses

Vessel operating expenses include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys, tonnage taxes and other minor miscellaneous items. We expect that our vessel operating expenses will slowly increase in the future as our fleet grows. Our crewing costs, which are a significant part of our vessel operating expenses, may increase in the future due to the limited supply and increase in demand for well-qualified crew. Furthermore, we expect that insurance costs, drydocking, maintenance, spare parts and stores costs will increase from the levels achieved in 2021 as our vessels age. A portion of our vessel operating expenses including crew wages paid to our Greek crew members are in currencies other than the U.S. dollar. These expenses may increase or decrease as a result of fluctuation of the U.S. dollar against these currencies.

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

As of December 31, 2020 and 2021, we capitalized interest amounting to $184 thousand and $57 thousand, respectively.

General and Administrative Expenses

General and administrative expenses consist of management fees paid to our Managers and expenses incurred relating to the administration of the Company.

Management fees paid to our Managers include services offered to us for managing our vessels (i.e., chartering, operations, technical, supply, crewing and accounting services), the services provided to us by our executive officers as well as the preparation of disclosure documents and the preparation for compliance with the Sarbanes-Oxley Act. Pursuant to the terms of the Management Agreements with our Managers, for the provision of such services, we pay a daily ship management fee of €875 per vessel and pay Safe Bulkers Management an annual ship management fee of €3.50 million.

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

Results of Operations

Year ended December 31, 2021 compared to year ended December 31, 2020

During the year ended December 31, 2021, we had an average of 40.9 drybulk vessels in our fleet. During the year ended December 31, 2020, we had an average of 41.7 drybulk vessels in our fleet.

During the year ended December 31, 2021, we acquired the second-hand Panamax vessels Paraskevi 2 and Koulitsa 2 and the second hand Post Panamax vessel Venus Harmony and we obtained a right of use asset, the second-hand Capesize vessel Stelios Y.

During the year ended December 31, 2020, we acquired Troodos Oak, a Post-Panamax newbuild vessel.

Revenues

Revenues increased by 66.7%, or $137.5 million, to $343.5 million during the year ended December 31, 2021 from $206.0 million during the year ended December 31, 2020, mainly due to the increase in revenues earned during 2021 due to the higher prevailing market rates, assisted by the additional revenues earned by our scrubber fitted vessels.

Commissions

Commissions to unaffiliated ship brokers, other brokers associated with our charterers and our charterers during the year ended December 31, 2021 amounted to $14.4 million, an increase of $6.5 million, or 82.3%, compared to $7.9 million during the year ended December 31, 2020. Commissions as a percentage of revenues increased to 4.2% of revenues during the year ended December 31, 2021 compared to 3.8% of revenues for the year ended December 31, 2020.

Voyage expenses

During the year ended December 31, 2021, we recorded voyage expenses of $9.8 million, compared to $41.6 million during the year ended December 31, 2020, a 76.4% decrease mainly due to decreased vessel repositioning expenses, increased prices of fuel sold as well as decreased quantity of bunkers consumed under certain time charters for which the Company receives variable consideration based on charterers consumption.

Vessel operating expenses

Vessel operating expenses increased by 2.7% to $72.0 million during the year ended December 31, 2021 from $70.1 million during the year ended December 31, 2020, despite a 2.3% decrease in ownership days from 15,266 in 2020 to 14,916 in 2021. Daily operating expenses increased by 5.2% to $4,830 during the year ended December 31, 2021 from $4,591 during the year ended December 31, 2020.

Vessel operating expenses increased as a net result of the following:

(i) the increase in crew wages, repatriation and related crew costs expenses by 7.0% to $36.8 million in 2021, compared to $34.4 million in 2020, primary due to increased repatriation, travelling and various crew expenses mainly as a result of 2019-nCoV;

(ii) the increase in cost of spares, stores and provisions by 4.0% to $15.5 million in 2021 compared to $14.9 million in 2020, primary due to increased transportation and delivery costs as a result of 2019-nCoV and to completed and forthcoming drydockings affecting costs of spares;

(iii) the decrease in repairs, maintenance and drydocking costs by 12.9% to $8.8 million in 2021, compared to $10.1 million in 2020, primarily due to less vessels dry docked during 2021. During 2021, 7 drydockings were fully completed compared to 10 drydockings fully completed and two partially completed during 2020; and

(iv) the decrease in lubricant costs by 7.3% to $3.8 million in 2021, compared to $4.1 million in 2020, primarily due to reduced consumption as a result of decreased ownership days in 2021 compared to 2020.

Other factors influencing vessel operating expenses, such as taxes, insurance and other miscellaneous expenses, had a minor effect on the increased operating expenses.

The Company expenses drydocking and pre-delivery costs as incurred, which costs may vary from period to period. Vessel operating expenses excluding vessel drydocking and pre-delivery costs increased by 4.8% to $67.6 million in 2021, compared to $64.5 million in 2020, due to increased transportation and delivery costs as a result of 2019-nCoV and to completed dry-dockings affecting costs of spares and repairs and maintenance as above. Drydocking expense is related to the number of drydockings in each period and pre-delivery expense is related to the number of vessel deliveries and second-hand acquisitions in each period. Certain other shipping companies may defer and amortize drydocking expense. Daily operating expenses, excluding vessel drydocking and pre-delivery costs, increased by 7.2% to $4,529 during the year ended December 31, 2021 from $4,226 during the year ended December 31, 2020.

Gain on sale of assets

Gain on sale of assets amounted to $11.6 million during the year ended December 31, 2021, compared to zero during the year ended December 31, 2020, as a result of the net gain of $11.6 million on the sale of 7 of our vessels in 2021.

Depreciation and amortization

Depreciation and amortization expense decreased by 3.5% to $52.4 million during the year ended December 31, 2021, compared to $54.3 million during the year ended December 31, 2020, as a result of the cessation of depreciation for the seven vessels which were sold during 2021, partially offset by the additional depreciation for the three vessels acquired during 2021 and the amortization of the right of use asset for one vessel which was acquired under a finance lease.

General and administrative expenses

General and administrative expenses increased by 4.7% to $22.5 million during the year ended December 31, 2021, compared to $21.5 million during the year ended December 31, 2020. The increase of $1.0 million is mainly due to the increase in the management fees charged by our Managers of $19.2 million in 2021 from $18.9 million in 2020 and as a result of increased personnel expenses and third party fees of the company. Management fees in 2021 compared to 2020 increased due to the strengthening of the exchange rate of Euro versus USD partially offset by the decrease of ownership days from 15,266 in 2020 to 14,916 in 2021.

As a result:

•Daily general and administrative expenses which consist of daily management fees and daily company administration expenses, increased by 7.1% to $1,508 during the year ended December 31, 2021, from $1,408 during the year ended December 31, 2020;
•Daily management fees increased by 4.2% to $1,289 during the year ended December 31, 2021, from $1,237 during the year ended December 31, 2020; and
•Daily company administration expenses decreased by 28.1% to $219 during the year ended December 31, 2021, from $171 during the year ended December 31, 2020.

Interest expense

Interest expense decreased by 30.7% to $14.7 million during the year ended December 31, 2021, compared to $21.2 million, during the year ended December 31, 2020. This was due to the decrease in the weighted average interest rate of our outstanding indebtedness of 2.642% per annum (“p.a.”) for the year ended December 31, 2021, compared to the weighted average interest rate of our outstanding indebtedness of 3.382% p.a. for the year ended December 31, 2020, and the decrease in average loans outstanding of $548.6 million during the year ended December 31, 2021, compared to the average loans outstanding of $621.6 million during the year ended December 31, 2020. The total principal amount of loans outstanding as of December 31, 2021 was $360.3 million, compared to $616.2 million as of December 31, 2020.

The discussion relating to the year ended December 31, 2020 compared to year ended December 31, 2019, can be found in the Company’s 20-F for the year ended December 31, 2020 filed with the SEC on March 30, 2021, under ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - Year ended December 31, 2020 compared to year ended December 31, 2019.

B. Liquidity and Capital Resources

As of December 31, 2021, we had liquidity of $296.2 million consisting of cash, cash equivalents, bank time deposits and restricted cash of $112.3 million, $137.7 million available under our revolving credit facilities, up to $20.0 million available under a financing agreement and $26.2 million available under a sale and lease back agreement that one of our subsidiaries entered into in 2020. The Company had an existing fleet of 39 vessels and nine newbuild vessels in our orderbook. Our aggregate remaining contractual obligations as of December 31, 2021 were $689.2 million of which $128.0 payable in 2022, $298.7 million payable in 2023 and 2024, $206.6 million payable in 2025 and 2026 and $55.9 million payable 2027 onwards. The aggregate remaining contractual obligations consist of:
i) $360.3 million of aggregate debt outstanding of which $41.2 million relates to the current portion of long term debt payable within 2022;
ii) $240.0 million of remaining capital expenditure requirements relating to the purchase consideration of the nine newbuilds, of which $56.7 million payable in 2022;
iii) $50.9 million of payments to our Managers which represent the daily and annual ship management fees, the acquisition fees and the supervision fees, of which $19.8 million payable in 2022;
iv) $37.7 million of interest payments consisting of estimated interest payments we expect to make with respect to our long-term debt obligations, reflecting an assumed LIBOR-based applicable interest rate of 0.339% (the six-month LIBOR rate as of December 31, 2021) plus the relevant margin of the applicable credit facility, and the estimated net settlement of our interest rate swaps, of which $10.1 million payable in 2022;
v) $0.3 million of the remaining vessel upgrades and improvements, relating to BWTS and Scrubber investments, all payable in 2022.

As of March 18, 2022, we had liquidity of $382.0 million consisting of cash, cash equivalents, bank time deposits and restricted cash of $188.1 million, $147.7 million available under the revolving credit facilities and up to $20.0 million available under a financing agreement and $26.2 million available under a sale and lease back agreement that one of our subsidiaries entered into in 2020. The Company had an existing fleet of 40 vessels and nine newbuild vessels in our orderbook. The aggregate remaining capital expenditure requirements for the acquisition of the nine newbuilds, amounted to $241.5 million, of which $52.5 million is payable in 2022, $141.6 million payable in 2023 and $47.4 million payable in 2024. Further we had $427.2 million of aggregate debt outstanding, including the Bond issued in February 2022, of which $23.3 million relates to the current portion of long term debt payable within 2022.

Our primary liquidity needs are to fund financing expenses, debt repayment or refinancing, vessel operating expenses, general and administrative expenses, capital expenditures in relation to vessel acquisitions and vessel improvements, partial redemption of preferred shares and dividend payments to our shareholders. We anticipate that our primary sources of funds will be existing cash and cash equivalents and bank time deposits which as of December 31, 2021 amounted to $102.1 million, cash generated from operations, available amounts under our revolving credit facilities of up to $137.7 million, committed aggregate borrowing capacity of up to $46.2 million and, possibly, other future equity or debt financing.

In our opinion, the contracted cash flow from operations, the committed borrowing capacity and the existing cash and cash equivalents will be sufficient to fund the operations of our fleet and any other present financial requirements of the Company, including our working capital requirements, and our capital expenditure requirements at least through the end of the first quarter of 2023. However, we may seek and refinance our debt which may result in additional indebtedness and/or deferring repayments to later periods, and/or lower interest rates to maintain a strong cash position. In addition we may issue common equity including sales under our ATM Program. Future needs in relation to financing and investing activities may involve equity issuance or refinancing of existing debt and financing of any future fleet replacement and expansion program or fleet upgrades and improvements, in addition to use of our existing cash and operating cash surplus. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial and equity markets and contingencies and uncertainties that are beyond our control. To the extent that market conditions deteriorate, charterers may default or seek to renegotiate charter contracts, and vessel valuations may decrease, resulting in a breach of our debt covenants. In addition, refinancing of our existing debt in the future may be difficult. Our contracted revenues may decrease and we may be required to make additional prepayments under existing loan facilities, resulting in additional financing needs.

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

We paid dividends to our common shareholders each quarter between the date of our initial public offering in June 2008 and the second quarter of 2015. During 2021, the Company declared and paid four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $4.6 million, and four quarterly consecutive dividends of $0.50 per share of Series D Preferred Shares, totaling $6.4 million. In January 2022, we declared and paid a dividend of $0.50 per share for each of Series C Preferred Shares, totaling $1.1 million, and of Series D Preferred Shares, totaling $1.6 million.

In March 2022, we declared a cash dividend of $0.05 per share of Common Stock which was paid on March 28, 2022 to shareholders of record on March 21, 2022. This is the first dividend we have paid on our shares of Common Stock since August 2015.

Our future liquidity needs will impact our dividend policy. The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. There is no guarantee that the Company’s Board of Directors will determine to issue cash dividends in the future. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, fleet employment profile, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth, fleet renewal and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.In addition, cash dividends on our Common Stock are subject to the priority of dividends on our Preferred Shares.

On July 13, 2020, we filed a shelf registration statement to prepare for our ATM Program. On August 7, 2020 we filed a prospectus supplement to commence our ATM Program of up to $23.5 million of our common stock. We entered into a sales agreement with DNB Markets, Inc. (“DNB”) as our sales agent, relating to the shares of our common stock, par value $0.001 per share, offered by this prospectus supplement and the accompanying prospectus. In accordance with the terms of the sales agreement, we may, through our sales agent, offer and sell from time to time shares of our common stock having an aggregate offering price of up to $23.5 million. On May 26, 2021, we entered into a second prospectus supplement in order to upsize our ATM Program offering to $100.0 million. With DNB still engaged as our sales agent, we entered into Amendment No. 1 to the sales agreement to continue our ATM Program. As of December 31, 2021, we issued and sold 19,417,280 shares under the ATM program for net proceeds of approximately $71.5 million. We have not sold any shares of common stock under the ATM Program during the fourth quarter of 2021 through to March 18, 2022.

In February 2022, Safe Bulkers Participations successfully completed a public offer in Greece of €100,000,000 of an unsecured bond that was admitted for trading in the Athens Exchange under the ticker symbol SBB1. The Bond is guaranteed by the Company, is non-amortizing, matures in February 2027, and carries a coupon of 2.95% payable semi-annually. It may be redeemed early by the Company in part or in full after February 2024, subject to the payment of premium ranging from 1.5% to 0.5% of the redeemed amount depending on the timing of the redemption. The net proceeds of the offering are intended to be used for the acquisition of vessels, redemption of preferred shares, repayment of debt and/or general corporate purposes. One of the independent members of the board of directors of the Company currently serves as the Chief Executive Officer of the financial institution that was the adviser and one of the lead underwriters in the public offer of the Bond. The transaction was evaluated and approved by the board of directors of the Company excluding that independent member of the board of directors of the Company.

As of December 31, 2021, and as of December 31, 2020, we did not have any off-balance sheet arrangements.

Cash Flows

Cash and cash equivalents increased to $101.0 million as of December 31, 2021, compared to $90.0 million as of December 31, 2020. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents were primarily held in U.S. dollars.

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to $217.2 million in 2021 and $63.4 million in 2020, consisting of net income after non-cash items of $210.5 million and $44.9 million respectively plus an increase in working capital of $6.7 million and $18.5 million during 2021 and 2020, respectively.

The major drivers of the change of net cash provided by operating activities are the increased inflows related to net revenues of $130.8 million in 2021 compared to 2020, the decreased cash outflows related to voyage expenses of $31.8 million in 2021 compared to 2020, and the decreased outflows related to interest expense of $6.5 in 2021 compared to 2020, counter balanced by the increased outflows related to the operating expenses of $1.9 million in 2021 compared to 2020 and the increased cash outflows related to general and administrative expenses of $1.0 million in 2021 compared to 2020. The major drivers of the cash inflow of the working capital during 2021 are the decreased inventories of $3.9 million, as a result of the decreased bunker inventory due to decreased number of vessels in the spot market and the increased unearned revenue of $9.2 million as a result of the timing of revenue collection and the recognition of straight line revenue for charter parties we entered in 2020, partially offset by the decreased accounts payable of $4.0 million, as a result of the difference in the timing of payments, and the increased accounts receivable of $3.2 million in 2021 compared to 2020, as a result of increased outstanding bunker settlement from charterers due to increased number of vessels in period time charters, where the bunkers on board the vessels upon delivery are sold to the charterers.

Net Cash (Used in)/ Provided by Investing Activities

Net cash flows provided from investing activities were $8.6 million for the year ended December 31, 2021 compared to cash flows used in investing activities of $34.8 million for the year ended December 31, 2020. The increase in cash flows provided by investing activities of $43.3 million from 2020 is mainly attributable to the following factors: (i) an increase of $107.1 in proceeds from sale of assets during the year ended December 31, 2021 compared to the same period of 2020 and (ii) a net decrease of $10.7 million in time deposits during the year ended December 31, 2021, compared to a net decrease of $15.7 million during the same period of 2020 offset by an increase of $58.8 million in payments for vessel acquisitions, advances for vessels under construction and major improvements during the year ended December 31, 2021 compared to the same period of 2020.

    Net Cash Used in Financing Activities

Net cash flows used in financing activities were $225.9 million for the year ended December 31, 2021, compared $9.3 million for the year ended December 31, 2020. This increase in cash flows used in financing activities of $216.6 million, compared to the year ended December 31, 2020, is mainly attributable to an increase of $352.7 million in long term debt principal payments, an increase of $17.7 in redemption of preferred stock, an increase of $9.8 in finance lease payments and an increase of $0.7 million in the payment of deferred financing costs compared to the year ended December 31, 2020, offset by an increase in proceeds from long-term debt by $86.4 million, a decrease in repurchases of common and preferred stock by $6.1 million, an increase of $71.5 in proceeds from issuance of common stock and a decrease of $0.3 in dividend payments compared to the year ended December 31, 2020.

The discussion relating to the cash flows for the year ended December 31, 2020 compared to year ended December 31, 2019, can be found in the Company’s 20-F for the year ended December 31, 2020 filed with the SEC on March 30, 2021, under ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - B. Liquidity and Capital Resources.

Credit Facilities

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term debt. We or our subsidiaries have generally entered into financing arrangements in order to finance the acquisition of our vessels, to refinance existing indebtedness and for general corporate purposes. In 2021, (a) two of our subsidiaries consummated sale and lease back transactions for two of our vessels, whereby the two vessels were sold to third parties and immediately leased back to us under bareboat charters for ten years with a purchase obligation for both vessels at the end of the bareboat period and with purchase options at predetermined dates and prices during the period of the bareboat charter. The proceeds from these transactions were used for general corporate purposes. In view of the purchase obligation at the end of the bareboat charters, we have assessed that these transactions are financing transactions, (b) one our subsidiaries entered into a sale and lease back transaction for one of our vessels, whereby the vessel was sold to a third party and immediately leased back to us under bareboat charter for seven years, with a purchase option five years and six months after the commencement of the bareboat charter. We have verbally committed to exercise this purchase option, and, in view of this, we have assessed that this should be recorded as a financing transaction. (d) seven of our subsidiaries entered into a credit facility which was used to refinance loan facilities secured by eight vessels, seven of which secure the new credit facility, (e) we entered into a credit facility that was used to refinance a credit facility with the same financial institution, secured by six vessels, five of which secure the new credit facility, and (f) we entered into a credit facility secured by six of our vessels, that were used to refinance loan facilities secured by five of these vessels, and the repurchase of one vessel under a sale and leaseback agreement.

During 2021, we received proceeds of $178.8 million under our credit and financing facilities and we repaid $434.7 million of our indebtedness. As of December 31, 2021, we had 17 outstanding financing arrangements with a combined outstanding balance of $360.3 million. These debt facilities had maturity dates between 2024 and 2031. For a description of our debt facilities as of December 31, 2021, please see Note 8 of the consolidated financial statements included elsewhere in this annual report. During 2022, we are scheduled to repay $41.2 million of our long-term debt outstanding as of December 31, 2021.

The term of our 17 financing arrangements outstanding as of December 31, 2021, ranged from three to 10 years. They are repaid by monthly or, quarterly principal installments and a balloon payment due on maturity. We generally pay interest at LIBOR plus a margin, except for five facilities, where a portion of the principal amounts is deemed to bear interest at a fixed rate. Please see Note 8 of the consolidated financial statements included elsewhere in this annual report.

The obligations under our financing arrangements are secured by, among other types of security, first priority mortgages over the vessels owned by the respective borrower subsidiaries, first priority assignments of all insurances and earnings of the mortgaged vessels or ownership of the vessels under sale and leaseback financing and guarantees by us. One of the credit facilities that we have entered into is presently not secured by any securities.

Refer to Note 8 of the consolidated financial statements included elsewhere in this annual report.

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

Our existing credit facilities also require certain of our subsidiaries to maintain financial ratios and satisfy financial covenants. Depending on the credit facility, certain of our subsidiaries are subject to financial ratios and covenants requiring that these subsidiaries:

•meet the Minimum Value Covenant of 105%, 115%, 120% or 135%, as the case may be, for credit facilities outstanding;
•maintain a minimum cash balance per vessel with the respective lender from $200,000 to $500,000 as the case may be; and
•ensure that we comply with certain financial covenants under the guarantees described below.

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
•under the Control Covenant, a minimum of 30% or 35%, as the case may be, of our shares shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities and, in the case of one facility, Polys Hajioannou, is required to beneficially hold a minimum of 20% of the voting and ownership rights; and

•payment of dividends is subject to no event of default having occurred and be continuing or would occur as a result of the payment of such dividends.

The Minimum Value Covenant, Consolidated Leverage Covenant, EBITDA Covenant, Net Worth Covenant and Control Covenant do not apply to the Pinewood and Shikokuepta loan facilities. The EBITDA Covenant does not apply to the Shikokuokto, Gloversix, Pentakomo and Maxdekatria financing agreements and the Monagrouli loan facility. The Minimum Value Covenant does not apply to the Maxdeka, Shikoku, Shikokutessera, Glovertwo and Maxtessera financing agreements.

As of December 31, 2021, the Company was in compliance with all debt covenants that were in effect with respect to its loan and credit facilities.

Bond

The Bond is not secured by any of our vessels or any other assets, is guaranteed by us and pays a coupon of 2.95% on a semi-annual basis. It matures in February 2027, has no principal payments during its tenor and may be redeemed at our option in part or in full after February 2024, subject to the payment of a premium ranging from 1.5% to 0.5% of the redeemed amount depending on the timing of the redemption.

Covenants Under the Bond

Under the Bond, we are subject to financial covenants, including the following:

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
•under the EBITDA Covenant, the ratio of our EBITDA over consolidated net interest expense must not be less than 2.0:1, on a trailing 12 months’ basis;
•payment of dividends is subject to no event of default having occurred and be continuing or would occur as a result of the payment of such dividends.

C. Research and Development, Patents and Licenses

We have not incurred expenditures relating to research and development, patents or licenses for the last three years.

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for drybulk vessel services. During 2017, the BDI experienced significant volatility, reaching an annual low of 685 in February 2017 and an annual high of 1,743 in December 2017. During 2018, the BDI remained volatile, reaching an annual low of 948 in April 2018 and an annual high of 1,774 in July 2018. During 2019, 2020, 2021 and 2022, the BDI, remained volatile, reaching an annual low of 595 in February 2019 and a high of 2,518 in September 2019 for 2019, an annual low of 393 in May 2020 and an annual high of 2,097 in October 2020 for 2020, an annual low of 1,303 on February 10, 2021 and an annual high of 5,650 on October 7, 2021, and a low of 1,296 on January 26, 2022 and a high of 2,727 on March 14, 2022, thus far in 2022. In 2020, the BDI slumped as a result of the 2019-nCoV, in 2021 has improved as a result of improved freight market conditions and in the start of 2022 has remained stable.

As of March 18, 2022, the BDI was 2,605. During the first quarter of 2022, the BDI has increased, despite the continuing effects of the Russia-Ukraine conflict, and the Chinese New Year, where in the past a low charter market has been observed.

The charter rates during the first months of 2022 in the drybulk market reflect in part the fact that the supply of drybulk vessels in the market has been decreasing and the orderbook reached a very low point. Newbuild and second-hand vessel prices have increased during 2021, as a result of the increase in demand for drybulk vessel services influenced by global financial conditions which remain volatile, and remained stable through the first months of 2022, as a result of the Russia -Ukraine conflict during the first months of 2022. Certain events affecting the global economy could also influence the demand for dry-

bulk vessels, such as the continuing effects of 2019-nCoV and the impact of the Russia -Ukraine conflict. There has been volatility in recent years in BDI affecting supply and demand equilibrium. See also “Item 3. Key Information—D. Risks Inherent in Our Industry and Our Business—The international drybulk shipping industry is cyclical and volatile, having reached historical highs in 2008 and historical lows in 2016. Charter rates improved in 2019 and declined significantly in 2021, due in part to the impact of 2019- nCoV, which resulted in relatively lower charter rates. Charter rates since significantly improved during 2021. Cyclicality and volatility may lead to reductions in the charter rates we are able to obtain, in vessel values and in our earnings, results of operations and available cash flow.”
As of March 18, 2022, 27 of our 40 vessels are employed or scheduled to be employed in period time charters with outstanding duration of more than three months, 16 of which include daily charter rates linked to the BDI. Additionally, we believe we have structured our capital expenditure requirements, debt commitments and liquidity resources in a way that will provide us with financial flexibility (see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources” for more information).

Our TCE rate for the periods ended December 31, 2019, 2020 and 2021 was $12,805, $10,559 and $21,752 respectively, as a result of our increasing exposure to prevailing spot market conditions. During 2021, Viterra B.V. (ex.Glencore Agriculture B.V.) accounted for 16.08% and Cargill International S.A. accounted for 14.62% of our revenues.

During 2021, 7.1% of our revenue was derived from two vessels with long period time charters, contracted in previous years with original durations of 10 to 20 years and with a weighted average TCE rate of $31,833. The remaining 92.9% of our revenue was derived from the employment of our remaining vessels, under voyage, spot and period time charters with original durations up to 5 years with a TCE rate of $21,161.

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

As of March 18, 2022, we had a total of 40 vessels in our fleet. As of March 18, 2022, we have contracted 58% of our expected ownership days for the remainder of 2022. Our contracted TCE rate for the remainder of 2022, calculated on the basis of all existing contracts and customary assumptions in relation to voyage expenses, as of March 18, 2022, was $22,598.

Our employment profile as of March 18, 2022, included one period time charter contract, contracted in previous years with original duration of 20 years, with an average expected remaining charter duration of 9.7 years and with an expected TCE rate for the remainder of 2022 of $25,051, six period time charter contracts contracted in previous years with original durations of 5 years, with an average expected remaining charter duration of 3.4 years and with an expected TCE rate for the remainder of 2022 of $17,138, two period time charter contracts contracted in 2021 with original durations of three years, with an average expected remaining charter duration of 2.8 years and with an expected TCE rate for the remainder of 2022 of $23,500 and 31 spot and period time charters with an expected average remaining charter duration of 4.6 months, and an expected TCE rate of $24,476. Vessels whose charters expire or are early redelivered or terminated within 2022 will be chartered at prevailing charter market conditions, which may substantially influence our revenues, the valuation of our vessels, our results of operations and our dividend distributions.

E. Critical Accounting Estimates

Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations of the registrant.
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

Impairment of Long Lived Assets

The Company’s long lived assets comprise its owned vessels and the right of use relating to one vessel under a finance lease entered into during 2021 for which ownership will transfer to the Company in 2022.

The Company reviews for impairment its long lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of our long lived asset is less than its carrying amount, we are required to evaluate the long lived asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the long lived asset.

The carrying values of our long lived assets may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuilds. Historically, both charter rates and vessel values tend to be cyclical. Declines in the fair market value of vessels, prevailing market charter rates, vessel sale and purchase considerations, and regulatory changes in drybulk shipping industry, changes in business plans or changes in overall market conditions that may adversely affect cash flows are considered as potential impairment indicators. In the event the independent fair market value of a vessel is lower than its carrying value, we determine undiscounted projected net operating cash flow for such vessel and compare it to the vessel carrying value. Reference to vessel for purposes of this discussion refers to both our vessels and the one vessel for which we have a right of use, unless otherwise stated.

The undiscounted projected net operating cash flows for each vessel are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent for the unfixed days, using the twelve month budgeted rates for the unchartered period of the first twelve months, the Forward Freight Agreement (“FFA”) rates for the unchartered period of the second twelve months and the most recent historical 10-year average daily rates of similar size vessels thereafter, until the end of the remaining estimated useful life of the asset, adding an estimated premium on future daily charter rates for vessels with installed Scrubbers based on an estimated price difference between the bunker fuel types, until the end of the remaining useful life of the asset, net of brokerage commissions; expected outflows for vessel operating expenses which include drydocking costs, voyage expenses and management fees. The undiscounted cash flows incorporate various factors, such as estimated future charter rates, estimated vessel operating costs, estimated vessel utilization rates, estimated remaining lives of the vessels (including our vessel under finance lease) (assumed to be 25 years from the initial delivery of each vessel from the shipyard) and estimated salvage value of the vessels based on period end ten-year historical average demolition prices per light-weight ton. In addition, the undiscounted cash flow estimates incorporate a probability weighted approach for developing estimates of future cash flows for specific vessels when alternative courses of action, including the likelihood of sale, are under consideration.

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

Our impairment test as of December 31, 2021, on our vessels, which also involved sensitivity tests on the future time charter rates, (which is the input that is most sensitive to variations), allowing for variances of up to 16.2%, with the exception of one vessel allowing for variances of up to 1.4%, depending on the vessel type on time charter rates from our base scenario, indicated no impairment on any of our vessels. Although the variance of sensitivity tests on the future time charter rates is low, we believe that the shipping cycle has reached its trough based on the current FFA and spot rates for 2021, 2022 and 2023, and the period and spot time charter rates recently contracted by the Company and based on the increased fair values of our vessels. In particular, as of March 18, 2022, our contracted TCE rate for the remainder of 2022, calculated on the basis of all existing contracts and customary assumptions in relation to voyage expenses, was $22,598, as compared to the lower TCE for 2019, 2020 and 2021 of $12,805, 10,559, and of $21,752, respectively. Furthermore from the table below it is evident that the 10 year average historic rate we have used is lower than the 3 , 5 and 15 year historical averages.

Our analysis for the year ended December 31, 2020, on our vessels held and used, which also involved sensitivity tests on the future time charter rates, (which is the input that is most sensitive to variations), allowing for variances ranging from 0.7% to 10.0% for eight of our vessels. and higher variations for the remaining fleet, depending on the vessel type on time charter rates from our base scenario, indicated no impairment on any of our vessels that were held and used.

Our comparison of the actual 2021 net receipts to the forecast net receipts used in the impairment test performed for the year ended December 31, 2020 indicated a favorable variance of 139.0%, between actual net receipts during 2021 and net receipts forecast by the Company for the same period, due to improvements in the dry bulk market rates during 2021, which were not anticipated. Our comparison of the actual 2020 net receipts to the forecast net receipts used in the impairment test performed for the year ended December 31, 2019 indicated a negative variance of 42.3%, between actual net receipts during 2020 and net receipts forecast by the Company for the same period, due to the effects of 2019-nCov in the dry bulk market rates during 2020, which were not anticipated.

To assist investors in evaluating the possible impact on future results of operations, the following table shows the effect on the Company’s impairment analysis of using the 3-year, 5-year and 15-year historical average daily rates as of December 31, 2021, as opposed to using the 10-year historical average daily rates.

	10-Year	3-Year	Impairment Charge	5-Year	Impairment Charge	15-Year	Impairment Charge
	Historical Average Daily Rates	Historical Average Daily Rates	(in USD million)	Historical Average Daily Rates	(in USD million)	Historical Average Daily Rates	(in USD million)
Panamax Class Vessels	$11,363	$14,780	—	$13,607	—	$18,607	—
Kamsarmax Class Vessels	$12,045	$15,666	—	$14,423	—	$19,724	—
Post Panamax Class Vessels	$12,726	$16,553	—	$15,240	—	$20,840	—
Capesize Class Vessels	$15,539	$18,236	—	$17,369	—	$30,476	—
Total			—		—		—

The Company assesses the assumptions used for performing its impairment analysis, and considers the appropriate duration of historical average charter rates to be used.

While the Company intends to continue to hold and operate its vessels as of December 31, 2021, to assist investors in evaluating the possible impact on future results of operations, the following table shows the number of vessels including our vessel for which we have a right of use asset whose estimated basic market value, exceeded their carrying value and their aggregate carrying value in each case, as of December 31, 2020 and December 31, 2021, respectively. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. Our estimate of basic market values is determined based on valuations received from third-party independent ship brokers, approved by our banks, who determine the fair value based on recent vessel sales and purchase activity which take into account relevant sales and negotiations in progress, newbuilding prices, demolition prices, rates and trends in relevant sectors, vessel specifications and yards. The carrying value of each of our vessel's does not necessarily represent its fair market value or the amount that could be obtained if the vessel was sold. The Company’s estimates of basic market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind. In addition, because vessel market values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record impairment for any of its vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying value is not recoverable.

	As of December 31, 2020			As of December 31, 2021
	Number of vessels		Aggregate Carrying Value	Number of vessels		Aggregate Carrying Value
			($ US Million)			($ US Million)
Vessels whose fair market value was below their carrying value	35	(1)	861.7	6	(2)	202.7
Vessels whose fair market value, exceeded their carrying value	6		80.5	32		661.7
Total Vessels	41		942.2	38		864.4
Right-of-use asset whose fair market value was below its carrying value	—		—	—		—
Right-of-use asset whose fair market value, exceeded its carrying value	—		—	1		31.9
Total Right-of-use asset	—		—	1		31.9
Total	41		942.2	39		896.3

(1)As of December 31, 2020, the aggregate carrying value of these 35 vessels was $195.9 million more than their fair market value, based on broker quotes..
(2)As of December 31, 2021, the aggregate carrying value of these 6 vessels was $42.4 million more than their fair market value, based on broker quotes.

The decrease of $153.5 million in the aggregate carrying value of the vessels whose fair market value was below their carrying value as of December 31, 2021, as compared to December 31, 2020, reflects the decline of the effects of 2019-nCoV, which, along with the recovering shipping cycle, resulted in the increase of global demand for drybulk vessel services, higher charter rates and higher fair market values of vessels.

Recent accounting pronouncements

Refer to Note 2 of the consolidated financial statements included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth, as of March 18, 2022, information regarding our directors and executive officers.

Name	Age	Position
Polys Hajioannou	55	Chief Executive Officer, Chairman of the Board and Class I Director
Dr. Loukas Barmparis	59	President, Secretary and Class II Director
Konstantinos Adamopoulos	59	Chief Financial Officer and Class III Director
Ioannis Foteinos	63	Chief Operating Officer and Class I Director
Christos Megalou	62	Class II Director
Frank Sica	71	Class III Director
Ole Wikborg	66	Class I Director

Certain biographical information about each of these individuals is set forth below. The term of our Class I directors expires in 2024, the term of our Class II directors expires in 2022 and the term of our Class III directors expires in 2023.

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

Konstantinos Adamopoulos is our Chief Financial Officer and has been a member of our board of directors since 2008. Mr. Adamopoulos also serves as the finance manager of Safe Bulkers Management Ltd., which he joined in December 2016. Prior to joining us, Mr. Adamopoulos was employed at Credit Agricole CIB, a financial institution, as a senior relationship manager in shipping finance for 14 years. Prior to this, from 1990 to 1993, Mr. Adamopoulos was employed by the National Bank of Greece in London as an account officer for shipping finance and in Athens as deputy head of the export finance department. Prior to this, from 1987 to 1989, Mr. Adamopoulos served as a finance officer in the Greek Air Force. Mr. Adamopoulos holds a Bachelor of Science degree in business administration from the Athens School of Economics and Business Science and an M.B.A. in finance from the Bayes Business School, City, University of London.

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

B. Compensation of Directors and Senior Management

Our Managers, pursuant to the terms of the applicable Management Agreements, have historically provided to us our executive officers. For the year ended December 31, 2021, none of the executive officers and senior management were employed directly by us. For a discussion of the fees payable to our Managers, refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements.” Also, we do not have any service contracts with any of our non-executive directors that provide for benefits upon termination of their services.

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

C. Board Practices

Information regarding the period which each director served and the date of expiration of each director’s current term is included in “Item 6A. Directors, Senior Management and Employees—A. Directors and Senior Management.” As of December 31, 2021, we had seven members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the shareholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. None of our directors is a party to service contracts with us providing for benefits upon termination of employment.

During the fiscal year ended December 31, 2021, the full board of directors held four meetings. Each director attended all of the meetings of committees of which the director was a member in person or electronically. Our board of directors has determined that each of Messrs. Sica, Megalou and Wikborg are independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the SEC. shareholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the chairman of the audit committee, Mr. Frank Sica, or to the chairman of the corporate governance, nominating and compensation committee, Mr. Ole Wikborg, may do so by writing to our Secretary, Dr. Loukas Barmparis, Safe Bulkers, Inc., e-mail: directors@safebulkers.com.

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

These documents and other important information on our governance are posted on our website and may be viewed at http://www.safebulkers.com. We will also provide a paper copy of any of these documents upon the written request of a stockholder. shareholders may direct their requests to the attention of our Secretary, Dr. Loukas Barmparis, Safe Bulkers, Inc.,

e-mail: directors@safebulkers.com. Our website, and the information contained on, or hyperlinked from, our website are not part of this Annual Report, other than the documents that we file with the SEC that are expressly incorporated herein or therein by reference.

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
•determining or administering our long-term incentive plans, including any equity based plans and grants under such plans;
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
•maintaining a commitment to supporting, valuing and leveraging diversity in the composition of the Board among other qualities that the board believes serve the best interest of the Company and its shareholders; and
•handling such other matters that are specifically delegated to the corporate governance, nominating and compensation committee by the board of directors from time to time.

D. Employees

Our executive officers are provided by our Managers. As of December 31, 2021, our Managers employed approximately 790 people serving on board the vessels in our fleet, and approximately 126 people on shore.

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

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding Common Stock and Preferred Shares as of March 18, 2022 held by:

•each person or entity that we know beneficially owns 5.0% or more of our Common Stock;
•our officers and directors; and
•all our directors and officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of March 18, 2022 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership for each stockholder is based on 121,649,103 shares of Common Stock outstanding as of March 18, 2022. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all shareholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Identity of Person or Group	Number of Shares of Common Stock Owned		Percentage of Common Stock		Number of Shares of Series C Preferred Shares		Percentage of Series C Preferred Shares	Number of Shares of Series D Preferred Shares		Percentage of Series D Preferred Shares
5% Beneficial Owners:
Vorini Holdings Inc.(1)	19,426,015		15.97%		—		—%	—		—%
Bellapais Maritime Inc.(1)	5,000,000		4.11%		—		—%	—		—%
Kyperounta Maritime Inc.(1)	5,000,000		4.11%		—		—%	—		—%
Lefkoniko Maritime Inc.(1)	5,000,000		4.11%		—		—%	—		—%
Akamas Maritime Inc.(1)	8,555,412		7.03%		—		—%	—		—%
Chalkoessa Maritime Inc.(1)	5,400,000		4.44%		—		—%	—		—%
Officers and Directors:
Polys Hajioannou (1)	48,381,427		39.77%		—		—%	36,575		1.14%
Dr. Loukas Barmparis	—		—%			*			*		*
Konstantinos Adamopoulos		*		*		*			*		*
Ioannis Foteinos		*		*	—		—%	—		—%
Frank Sica		*		*		*			*		*
Ole Wikborg		*		*	—		—%	—		—%
Christos Megalou		*		*	—		—%	—		—%
All executive officers and directors as a group (7 persons)	48,965,620		40.25%		16,000		0.70%	55,575		1.74%
 * Less than 1%

(1)Controlled by Polys Hajioannou.
(2)Partly held in a trust controlled by Frank Sica for the benefit of his family members.

In June 2008, we completed a registered public offering of our shares of Common Stock in which the selling stockholder was Vorini Holdings Inc., and our Common Stock began trading on the NYSE. Our major shareholders have the same voting rights as our other shareholders. As of March 18, 2022, we had 15 shareholders of record; three of these shareholders of record were located in the U.S. and held an aggregate 80,328,053 shares of Common Stock, representing approximately 66.03% of our outstanding shares of Common Stock. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which holds 79,997,923 shares of our Common Stock. Accordingly, we believe that the shares held by Cede & Co. include shares of Common Stock beneficially owned by both holders in the U.S. and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control. We are not aware of any significant changes in the percentage ownership held by any major shareholders since our initial public offering.

Polys Hajioannou owns or controls approximately 39.77% of our outstanding Common Stock. He is able to significantly affect the outcome of matters on which our shareholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. Shares of our Common Stock held or controlled by Polys Hajioannou do not have different or unique voting rights.

B. Related Party Transactions

Management Affiliations

Our chief executive officer, Polys Hajioannou controls our Managers and one company which leases office space to us. Our Managers, along with the predecessor to Safety Management, have provided services to vessels since 1965 and continue to provide technical, administrative, commercial and certain other services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management, including chartering our vessels, pursuant to our Management Agreements described below.

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

On May 29, 2018, following the expiration of the Old Management Agreements, the Company signed the Management Agreements with the Managers, which have an initial term of three years expiring on May 28, 2021 and could be extended for two additional terms of three years each. The fees provided by the Management Agreements were fixed until May 29, 2021 and upon mutual agreement with the Managers, could be adjusted for a subsequent term of three years each time in May 29, 2021 and May 29, 2024. On May 29, 2021, following the expiration of the initial three-year term, the Management Agreements were extended for an additional term of three years.

Under our Management Agreements, in return for providing executive officers and technical, commercial and administrative services, our Managers receive a ship management fee of €875 per day per managed vessel for vessels in our fleet and $250 per managed vessel per day for bareboat charters and one of our Managers receives an annual ship management fee of €3.50 million. For the three year period from May 29, 2018 to May 28, 2021, the annual ship management fee was €3.0 million. Further, our Managers receive a commission of 1.0% based on the contract price of any vessel bought and a commission of 1.0% based on the contract price of any vessel sold by it on our behalf, including any contracted newbuild. We also pay our Managers a supervision fee of $550,000 per newbuild, of which 50.0% is payable upon the signing of the relevant supervision agreement, and 50.0% is payable upon successful completion of the sea trials of each newbuild, for the on-premises supervision of all newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise.

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

Term and Termination Rights

Subject to the termination rights described below, the current term of the Management Agreements will expire on May 29, 2024 and is renewable for an additional three-year period. The Management Agreements will be automatically extended on a three-year basis, subject to our ability to terminate each Management Agreement upon written notice at least 24 months prior to the end of the current term. Each Management Agreement will expire on May 29, 2027 and we expect to enter into new agreements with the Managers upon their expiration. The terms of any such new agreements have not yet been determined.

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

Registration Rights Agreement

In connection with the closing of our initial public offering, we entered into a registration rights agreement with Vorini Holdings Inc., one of our principal shareholders, pursuant to which we have granted it and certain of its transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our Common Stock held by those persons. Under the registration rights agreement, Vorini Holdings Inc. and certain of its transferees have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, those persons have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. Vorini Holdings Inc. currently owns 19,426,015 shares entitled to these registration rights.

Principal executive office lease

The Company leases office space from a company controlled by Polys Hajioannou, at Apt. D11, Les Acanthes, 6, Avenue des Citronniers, MC98000 Monaco, where our principal executive office is established. The office space lease contract has a remaining duration of three years up to February 2023 with an annual lease payment in the amount of 63,000 € equivalent to about $71,000 as of December 31, 2021.

Interest Rate Swap Facility - Credit Facilities

During 2020, the Company entered into an interest rate swap facility with a financial institution for a notional amount of up to $80.0 million and agreed with the same financial institution to the increase of $10.0 million and to the extension of the tenor by up to two years of an existing revolving credit facility that had been signed in 2019 for an original amount of $20.0 million, and the arrangement of another secured facility for an amount up to $20.0 million, which will be available for drawing in 2022 upon delivery of the respective newbuild vessel that will secure such credit facility.

During 2021, the Company entered into a credit facility with the same financial institution for an amount up to $70.0 million, secured by seven vessels owned by respective subsidiaries of the Company.

One of the independent members of the board of directors of the Company currently serves as the Chief Executive Officer of this financial institution.The transactions was unanimously approved by the board of directors of the Company. Mr Megalou recused himself from any consideration of, and voting on, the transactions by the board of directors of the Company.

Bond issuance

In February 2022, a subsidiary of the Company successfully completed a public offer in Greece of €100,000,000 of an unsecured bond that was admitted for trading in the Athens Exchange under the ticker symbol SBB1. See “Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS-—B. Liquidity and Capital Resources—Bond” for more information. One of the independent members of the board of directors of the Company currently serves as the Chief Executive Officer of the financial institution that was the adviser and one of the lead underwriters in the public offer of the Bond. The transaction was evaluated and approved by the board of directors of the Company excluding that independent member of the board of directors of the Company.

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

During 2021, the Company declared and paid four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $4.6 million, and four quarterly consecutive dividends of $0.50 per share of Series D Preferred Shares, totaling $6.4 million. In January 2022, we declared and paid a quarterly dividend of $0.50 per share, of Series C Preferred Shares, totaling $1.1 million, and of Series D Preferred Shares, totaling $1.6 million.

On March 4, 2022, we announced a dividend on the Company's common stock of $0.05 per share, totaling $6.1 million, payable on or about March 28, 2022 to shareholders of record at the close of trading of the Company's common stock on the NYSE on March 21, 2022. This is the first dividend we have paid on our shares of common stock since August 2015.

Our future liquidity needs will impact our dividend policy. The declaration and payment of future dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. There is no guarantee that the Company’s Board of Directors will determine to issue cash dividends in the future. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, fleet employment profile, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth, fleet renewal and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions. Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves, as well as additional factors unrelated to our profitability. In addition, cash dividends on our Common Stock are subject to the priority of dividends on our Preferred Shares. We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Common Stock and Preferred Shares” for a discussion of the risks related to our ability to pay dividends.

B. Significant Changes

No significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F, other than as described in Note 23 - Subsequent Events to our consolidated financial statements included herein.

ITEM 9.	THE OFFER AND LISTING

Trading on the NYSE

Since our initial public offering in the U.S. on May 29, 2008, our Common Stock has been listed on the NYSE under the symbol “SB” Since May 7, 2014, our Series C Preferred Shares have been listed on the NYSE under the symbol “SB. PR. C.” Since June 30, 2014, our Series D Preferred Shares have been listed on the NYSE under the symbol “SB. PR. D.”

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 200,000,000 shares of Common Stock, par value $0.001 per share, of which, as of December 31, 2021 and March 18, 2022, 121,640,839 and 121,649,103 shares were issued and outstanding, respectively, and 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of December 31, 2021 and March 18, 2022, 2,297,504 shares of Series C Preferred Shares and 3,195,050 shares of Series D Preferred Shares were issued and outstanding. Of this blank check preferred stock, 1,000,000 shares have been designated

Series A Participating Preferred Stock in connection with our adoption of a shareholders rights plan as described below under “—Shareholders Rights Plan.” All of our shares of stock are in registered form.

Please see Note 9 of the consolidated financial statements included elsewhere in this annual report for a discussion of the history of our share capital.

B. Articles of Incorporation and Bylaws

Our purpose, as stated in our articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

The rights of our shareholders are set forth in our articles of incorporation and bylaws, as well as the BCA. Amendments to our articles of incorporation require the affirmative vote of the holders of a majority of all outstanding shares entitled to vote, except that amendments to certain provisions of our articles of incorporation dealing with the rights of shareholders, the board of directors, our bylaws and amendments to the articles of incorporation require the affirmative vote of at least 75.0% of all outstanding shares entitled to vote. Amendments to our bylaws require the affirmative vote of at least 75.0% of all outstanding shares entitled to vote.

Under our bylaws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held inside or outside of the Republic of the Marshall Islands. Special meetings may be called by the chairman of the board of directors, the chief executive officer or by the chief executive officer or secretary at the request of a majority of the board of directors. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting. Our bylaws permit shareholder action by unanimous written consent.

We are registered with the Registrar of Corporations of the Marshall Islands under registration number 27394.

Directors

Under our articles of incorporation and bylaws, our directors are elected by a plurality of the votes cast at each annual meeting of the shareholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting. Our articles of incorporation and bylaws provide for a staggered board of directors whereby directors shall be divided into three classes: Class I, Class II and Class III. The term of our Class I directors expires in 2024, the term of our Class II directors expires in 2022 and the term of our Class III directors expires in 2023. At each annual meeting, individuals elected as directors are elected to hold office until the third succeeding annual meeting.

Pursuant to the provisions of our bylaws, the board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the shareholders to elect the entire class of directors to be elected at any election of directors or for any other reason may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. The board of directors has the authority to fix the amounts which shall be payable to the non-employee members of our board of directors for attendance at any meeting or for services rendered to us.

Common Stock

Each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of Common Stock are entitled to receive ratably all dividends, if any, declared thereon by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Common Stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of Common Stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of Common Stock are fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future. Our Common Stock is not subject to any sinking fund provisions and no holder of any shares will be required to make additional contributions of capital with respect to our shares in the future. There are no provisions in our articles of incorporation or bylaws discriminating against a shareholder because of his or her ownership of a particular number of shares.

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

We are not aware of any limitations on the rights to own our Common Stock, including rights of non-resident or foreign shareholders to hold or exercise voting rights on our Common Stock, imposed by foreign law or by our articles of incorporation or bylaws.

Preferred Stock

Our articles of incorporation authorize our board of directors, without any further vote or action by our shareholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a shareholder rights plan as described below under “—Shareholders Rights Plan,” and as of December 31, 2021 and March 18, 2022, 2,297,504 have been designated as Series C Preferred Shares and 3,195,050 have been designated as Series D Preferred Shares, and to determine, with respect to any series of preferred stock established by our board of directors, the terms and rights of that series, including:

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

The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage a merger, tender offer or other business combination involving the Company that is not supported by our board of directors. Because our board of directors can approve a redemption of the rights or a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors. The adoption of the rights agreement was approved by our board of directors on August 6, 2020.

We have summarized the material terms and conditions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the shareholder rights agreement, which we have filed as an exhibit to this annual report.

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

Until the rights distribution date:

•our common stock certificates will evidence the rights, and the rights will be transferable only with those certificates; and
•any new shares of common stock will be issued with rights, and new certificates will contain a notation incorporating the shareholders rights agreement by reference.

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

Flip-In Event

A “flip-in event” will occur under the shareholders rights agreement when a person becomes an acquiring person. If a flip-in event occurs and we do not redeem the rights as described under the heading “—Redemption of Rights” below, each right, other than any right that has become void, as described below, will become exercisable at the time it is no longer redeemable for the number of shares of common stock, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of such right.

If a flip-in event occurs, all rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances which the shareholder rights agreement specifies.

Flip-Over Event

A “flip-over event” will occur under the shareholder rights agreement when, at any time after a person has become an acquiring person:

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

With some exceptions, the shareholders rights agreement does not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also does not require us to issue fractional shares of our preferred stock that are not integral multiples of one one-hundredth of a share, and, instead, we may make a cash adjustment based on the market price of the common stock on the last trading date prior to the date of exercise. The rights agreement reserves us the right to require, prior to the occurrence of any flip-in event or flip-over event, that, on any exercise of rights, that a number of rights must be exercised so that we will issue only whole shares of stock.

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

Amendment of Terms of Rights

While the rights are outstanding, we may amend the provisions of the shareholders rights agreement only as follows:

•to cure any ambiguity, omission, defect or inconsistency;
•to make changes that do not adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or
•to shorten or lengthen any time period under the shareholders rights agreement, except that we cannot change the time period when rights may be redeemed or lengthen any time period, unless such lengthening protects, enhances or clarifies the benefits of holders of rights other than an acquiring person.

At any time when no rights are outstanding, we may amend any of the provisions of the shareholders rights agreement, other than decreasing the redemption price.

Dissenters’ rights of appraisal and payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all, or substantially all, of our assets not made in the usual course of our business, and receive payment of the fair value of their shares as designated in the BCA. In the event of any amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange. The value of the shares of the dissenting stockholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock of our shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates. The action must set forth with particularity the stockholder’s efforts to have the Board initiate such action or the reason for not making any such effort.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our articles of incorporation include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

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

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, shareholders’ investments may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-Takeover Effect of Certain Provisions of our Articles of Incorporation and Bylaws

Several provisions of our articles of incorporation and bylaws, which are summarized in the following paragraphs, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions could also delay, defer or prevent (a) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a stockholder might consider in its best interest, including attempts that may result in a premium over the market price for the shares held by the shareholders, and (b) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a shareholder rights plan as described above under “-Shareholder Rights Plan” and as of December 31, 2021 and March 18, 2022, 2,297,504 have been designated as Series C Preferred Shares and 3,195,050 have been designated as Series D Preferred Shares. As of the Redemption Date, no shares of Series B Preferred Shares remained outstanding. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

Our articles of incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

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

Calling of Special Meeting of Shareholders

Our articles of incorporation and bylaws provide that special meetings of our shareholders may only be called by our Chairman of the board of directors, chief executive officer or secretary of the Company, at the request of a majority of our board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our offices not less than 90 days nor more than 120 days prior to the first anniversary date of the previous year’s annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or to make nominations for directors at an annual meeting of shareholders.

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

E. Tax Considerations

Marshall Islands Tax Considerations

We are a non-resident domestic Marshall Islands corporation. Because we do not, and we do not expect that we will, conduct business or operations in the Republic of the Marshall Islands, under current Marshall Islands law we are not subject to tax on income or capital gains and our shareholders (so long as they are not citizens or residents of the Republic of the Marshall Islands) will not be subject to Marshall Islands taxation or withholding on dividends and other distributions (including upon a return of capital) we make to our shareholders. In addition, so long as our shareholders are not citizens or residents of the Republic of the Marshall Islands, our shareholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, holding or disposition of our Common Stock or Preferred Shares, and our shareholders will not be required by the Republic of the Marshall Islands to file a tax return relating to our Common Stock or Preferred Shares.

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

    During 2020 we entered into several interest rate derivative contracts. The total notional principal amount of these swaps as of December 31, 2020 was $244.3 million. During 2021 we entered into additional interest rate derivative contracts and we terminated certain interest rate derivative contracts that we had entered into during 2020. The total notional principal amount of the swaps as of December 31, 2021 was $300.0 million. The swaps had specified rates and durations. Refer to the table in Note 14 of the consolidated financial statements included elsewhere in this annual report which summarizes the interest rate swaps in place as of December 31, 2021. In January 2022 we terminated certain of these interest rate derivative contracts for which we received an aggregate payment of $8.34 million and entered into new contracts with shorter maturities. In February 2022, we terminated all outstanding interest rate derivative contracts transactions and received an aggregate payment of $2.78 million.

The following table sets forth the sensitivity of our existing loans as of December 31, 2021, as to a 100 basis point increase in LIBOR, without taking into account our interest rate swap agreements that were in place as of December 31, 2021, during the next five years, and reflects the additional interest expense.

Year	Amount
2022	$2.2	million
2023	2.0	million
2024	1.7	million
2025	1.1	million
2026	0.6	million

Freight Derivatives and Bunker Swaps

We are subject to markets risks relating to changes in charter rates because we have entered into a certain number of FFA's on the Panamax index maturing in 2022 and 2023. Generally freight derivatives may be used to hedge a vessel owner’s exposure to the charter market for a specified vessel size and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates reported on an identified index for the specified vessel size and time period, the seller of the FFA is required to pay the buyer the settlement sum, being an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days of the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operations and cash flow.

Our FFA derivatives do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in earnings. For the years ended December 31, 2020 and 2021, we incurred net unrealized losses on FFAs of $0.2 million and $3.2 million respectively. As of December 31, 2020 and 2021 the fair value of our outstanding FFA derivatives was a liability of $0.2 million and a net asset of $1.0 million, respectively.

A hypothetical 10.0% immediate and uniform increase in all charter rates from the rates in effect as of December 31, 2021, would have increased our loss and decreased the fair value of our outstanding FFA derivatives by approximately $2.1 million, resulting to FFA derivatives liability of $1.1 million.

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

We used these bunker swaps as an economic hedge to reduce the risk on bunker price differentials. Our bunker swaps do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in earnings. Bunker swaps are treated as assets/liabilities until they are settled. During the years ended December 31, 2020 and 2021, we entered into a number of bunker swaps. For the year ended December 31, 2021, we incurred a loss of $1.0 million, whereas for the year ended December 31, 2020, we incurred a gain on bunkers swaps of $0.2 million. As of December 31, 2020 and 2021, the fair value of our outstanding bunker swaps was a liability of $0.5 million and a net liability of $0.2 million, respectively.

A hypothetical 10.0% immediate and uniform increase in all bunker prices from the prices in effect as of December 31, 2021, would have increased our loss and the fair value of our outstanding bunker swaps by approximately $0.4 million.

Foreign Currency Exchange Risk

We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2021 we incurred approximately 27.3% of our vessel operating expenses in currencies other than the U.S. dollar and the vast majority of our management fees to our Managers in currencies other than the U.S. dollar. As of December 31, 2021, approximately 32.9% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar and were subject to exchange rate risk, as their value fluctuates with changes in exchange rates.

A hypothetical 10.0% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2021, would have increased our vessel operating expenses by approximately $2.0 million, our management fees to our Managers by approximately $1.9 million and the fair value of our outstanding accounts payable by approximately $0.3 million.

As of December 31, 2021, the majority of our outstanding contractual obligations to our Managers were denominated in Euros, equivalent to $50.9 million. A hypothetical 10% immediate adverse move in the Euro exchange rate from the rate in effect as of December 31, 2021, would have increased our outstanding contractual obligations to our Managers by approximately $4.4 million. While, from time to time, we have in the past used financial derivatives in the form of foreign exchange forward agreements to mitigate the risk associated with exchange rate fluctuations, currently, no such instruments are in place, although we may enter into foreign exchange forward agreements in the future in relation to the expenditures denominated in Euros.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Material Modifications to the Rights of Security Holders

We adopted a shareholder rights plan on August 6, 2020, that authorizes the issuance to our existing shareholders of preferred share rights and additional shares of Common Stock if any third party seeks to acquire control of a substantial block of our Common Stock. See “Item 10. Additional Information—B. Articles of Incorporation and Bylaws—Shareholder Rights Plan” included in this annual report for a description of the shareholders rights plan.

ITEM 15.	CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2021. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include without limitation controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2021.

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

 In making its assessment of our internal control over financial reporting as of December 31, 2021, management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013 (“COSO”).

 Management concluded that, as of December 31, 2021, our internal control over financial reporting was effective. Deloitte Certified Public Accountants S.A. (“Deloitte”), our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2021 which is reproduced in its entirety in Item 15(c) below.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 has been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Safe Bulkers, Inc.
Majuro, Republic of the Marshall Islands

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Safe Bulkers, Inc. and subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated March 30, 2022, expressed an unqualified opinion on those financial statements.

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
March 30, 2022

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

We have adopted a Code of Business Conduct and Ethics for all officers and employees of our company, which incorporates a Code of Ethics for directors and a Code of Conduct for corporate officers, a copy of which is posted on our website, and may be viewed at http://www.safebulkers.com/corp_ethics.htm. We will also provide a paper copy of this document free of charge upon written request by our shareholders. shareholders may direct their requests to the attention of Dr. Loukas Barmparis, Secretary, Safe Bulkers, Inc., e-mail: directors@safebulkers.com, telephone: +30 2111 888 400, +357 25 887 200. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2021.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees billed to the Company for the fiscal years ended December 31, 2021 and 2020 by the Company’s principal accounting firm, Deloitte Certified Public Accountants S.A., (PCAOB number 1163), an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, Limited, by the category of service, were as follows:

	2020	2021
	(in thousands)
Audit fees	$378	$455
Audit related fees	$—	$84
All other fees	19	6
Total fees	$397	$545

Audit fees represent compensation for professional services rendered for the integrated audit of the consolidated financial statements of the Company and for the review of the quarterly financial information as well as in connection with the review of the Annual Report, review of registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory fillings. Audit related fees represent compensation for professional services rendered relating to the review of the prospectus and related services for the public offering and listing on the Athens Stock Exchange of unsecured bond by a subsidiary of Safe Bulkers, and subscription services. There were no fees relating to Tax fees. Other fees represent fee for professional services rendered in connection with assistance provided with the Company's cyber security assessment, including cyber awareness training.

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
The Company did not purchase any of the Company's equity securities  during calendar year 2021.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-36 incorporated herein by reference.

ITEM 19.	EXHIBITS

Exhibit	Description
1.1	First Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 on the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995))
1.2	Articles of Amendment of First Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 99.1 on the Company’s Form 6-K, filed on October 8, 2009)
1.3	First Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.2 on the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995))
2.1	Form of Registration Rights Agreement between Safe Bulkers, Inc. and Vorini Holdings Inc. (Incorporated by reference to Exhibit 4.2 on the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995))
2.2	Shareholders Rights Agreement, dated August 5, 2020, between Safe Bulkers, Inc. and American Stock Transfer & Trust Company (Incorporated by reference to Exhibit 4.1 on the Company’s Form 6-K, filed on August 6, 2021)
2.3	Specimen Share Certificate (Incorporated by reference to Exhibit 4.1 on the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995))
2.4	Statement of Designation of the 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (Par Value $0.01 Per Share) (Incorporated by reference to Exhibit 3.4 on the Company’s Form 8-A12B filed on May 7, 2014)
2.5	Statement of Designation of the 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (Par Value $0.01 Per Share) (Incorporated by reference to Exhibit 3.4 on the Company’s Form 8-A12B filed on June 30, 2014)
2.6	Statement of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock (Incorporated by reference to Exhibit 3.1 on the Company’s Form 6-K, filed on August 6, 2021)
2.7	Description of Securities
4.1	Management Agreement, dated May 29, 2018, between Safety Management Overseas S.A. and Safe Bulkers, Inc.
4.2	Management Agreement, dated May 29, 2018, between Safe Bulkers Management Limited and Safe Bulkers, Inc.
4.3	Second Amended and Restated Restrictive Covenant Agreement, dated August 2, 2017, among Safe Bulkers, Inc., Polys Hajioannou, Vorini Holdings Inc. and Machairiotissa Holdings Inc. (Incorporated by reference to Exhibit 4.3 on the Company’s Form 20-F, filed on March 2, 2018)
4.4	Second Amended and Restated Restrictive Covenant Agreement, dated August 2, 2017, between Safe Bulkers, Inc. and Polys Hajioannou (Incorporated by reference to Exhibit 4.4 on the Company’s Form 20-F, filed on March 2, 2018)
4.5	Amended and Restated Loan Agreement, dated October 3, 2018, by and among Safe Bulkers, Inc., DNB Bank ASA, as Mandated Lead Arranger, DNB Bank ASA, as Agent, DNB Bank ASA, as Swap Provider, and DNB Bank ASA, as Security Agent
4.6	Amended and Restated Loan Agreement, dated March 28, 2019, by and among Safe Bulkers, Inc., DNB Bank ASA, as Mandated Lead Arranger, DNB Bank ASA, as Agent, DNB Bank ASA, as Swap Provider, and DNB Bank ASA, as Security Agent
4.7	At-The-Market Equity Offering Sales Agreement between Safe Bulkers, Inc. and DNB Markets, Inc. (Incorporated by reference to Exhibit 1.1 on the Company’s Form 6-K, filed on August 7, 2020)
4.8	Amendment No. 1 to the At-the-Market Equity Offering Sales Agreement, dated as of May 26, 2021, by and between Safe Bulkers, Inc. and DNB Markets, Inc. (Incorporated by reference to Exhibit 1.1 on the Company’s Form 6-K, filed on May 27, 2021)
4.9	Amended and Restated Loan Agreement, dated September 27, 2021, by and among Safe Bulkers, Inc., DNB Bank ASA, as Mandated Lead Arranger,DNB Bank ASA, as Agent, DNB Bank ASA, as Swap Provider, and DNB Bank ASA, as Security Agent
4.10	Indenture dated February 11, 2022, with respect to Safe Bulkers Participations Plc €100mm bond due 2027 with semi-annual coupon of 2.95% p.a., with Safe Bulkers, Inc. as guarantor
8.1	List of Subsidiaries
12.1	Certification of principal executive officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended
12.2	Certification of principal financial officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended
13.1	Certification of principal executive officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte Certified Public Accountants S.A.
101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, formatted in lnline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets as of December 31, 2020 and 2021; (ii) Consolidated Statements of Operations for the years ended December 31, 2019, 2020 and 2021; (iii) Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2019, 2020 and 2021; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2020 and 2021; and (v) Notes to Consolidated Financial Statements

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

March 30, 2022

By:	/s/ KONSTANTINOS ADAMOPOULOS
Name: Konstantinos Adamopoulos
Title: Chief Financial Officer and Director

F-112

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Safe Bulkers, Inc.
Majuro, Republic of the Marshall Islands.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Safe Bulkers Inc. and subsidiaries (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of operations, shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2022, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

Long lived Assets – Future Charter Rates – Refer to Note 2 of the consolidated financial statements.

Critical Audit Matter Description

The Company’s evaluation of its vessels, including the vessel acquired through a finance lease for which the Company has recorded a right of use asset, for impairment involves an initial assessment of each vessel to determine whether events or changes in circumstances exist that may indicate that the carrying amount of the vessel is greater than its fair value and may no longer be recoverable. Total vessels carrying value as of December 31, 2021 were $864.4 million. The right of use asset was $31.9 million. Reference to vessels below refers to the Company’s vessels and the vessel for which it has recorded a right of use, unless otherwise stated.

If indicators of impairment exist for a vessel, the Company determines the recoverable amount by estimating the undiscounted future cash flows associated with the vessel. If the carrying value of the vessel exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. The undiscounted future cash flows incorporate various factors and significant assumptions, including estimated future charter rates. Future charter rates reflect the rates currently in effect for the duration of the vessel’s current contracted charters, and an estimated daily time charter equivalent for the unchartered period using the twelve month budgeted rate for the vessel class for the first year; the Forward Freight Agreement charter rate for the vessel class for the second year; and thereafter, the most recent ten-year historical time charter average for the vessel class adding an estimated premium for vessels with installed scrubbers.

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
•    We evaluated the reasonableness of the Company’s estimate of future charter rates by:

-     Evaluating the Company’s methodology for estimating the future charter rates by using our industry experience.
-     Comparing the future charter rates utilized in the undiscounted future cash flow analysis to 1) historical rate information by vessel class published by third parties, 2) the Company’s historical rates, 3) the Company’s budget and
4) other external market sources, including analysts’ reports, market reports on spreads on marine fuel (for determination of premium for scrubber fitted vessels), reports on prospective market outlook and 5) other internal information, such as communications to the board of directors.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

March 30, 2022

We have served as the Company’s auditor since 2007.

SAFE BULKERS, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2020 AND 2021
(In thousands of U.S. Dollars, except for share and per share data)

		December 31,
	Notes	2020	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$90,038	$101,004
Time deposits		11,780	1,080
Accounts receivable		4,884	8,082
Assets held for sale	6	8,057	—
Due from Manager	3	48	—
Inventories		12,036	8,653
Derivative assets current	14	99	1,148
Accrued revenue	18	557	665
Restricted cash		3,400	—
Prepaid expenses and other current assets		3,835	3,484
Total current assets		134,734	124,116
FIXED ASSETS:
Vessels, net	4	942,164	864,391
Right-of-use asset	7	—	31,938
Advances for vessels	5	9,126	56,484
Total fixed assets		951,290	952,813
OTHER NON CURRENT ASSETS:
Deferred financing costs		160	884
Restricted cash		18,754	10,250
Derivative assets long-term	14	54	5,879
Accrued revenue	18	75	282
Other non current assets		562	96
Total assets		1,105,629	1,094,320
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	8	75,784	39,912
Liability directly associated with assets held for sale	6,8	3,983	—
Unearned revenue	18	6,223	11,014
Trade accounts payable		13,480	9,985
Accrued liabilities	15	4,663	5,371
Derivative liabilities current	14	582	414
Lease Liability	7	—	21,945
Due to Manager	3	—	51
Total current liabilities		104,715	88,692
Long-term debt, net	8	531,883	315,796
Unearned revenue Long-term	18	3,536	7,989
Derivative liabilities long-term	14	1,396	—
Other liabilities		1,240	2,603
Total liabilities		642,770	415,080
COMMITMENTS AND CONTINGENCIES	11
MEZZANINE EQUITY - Redeemable non-controlling interest	10	18,112	—
SHAREHOLDERS’ EQUITY:
Common stock, $0.001 par value; 200,000,000 authorized, 102,174,594 and 121,640,839 issued and outstanding at December 31, 2020 and 2021, respectively	9	102	122
Preferred stock, $0.01 par value; 20,000,000 authorized, 2,297,504 and 2,297,504 Series C Preferred Shares, 3,195,050 and 3,195,050 Series D Preferred Shares, issued and outstanding at December 31, 2020 and 2021, respectively	9	55	55
Additional paid in capital		354,284	425,202
Retained earnings		90,306	253,861
Total shareholders’ equity		444,747	679,240
Total liabilities, mezzanine equity and shareholders’ equity		1,105,629	1,094,320
            The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(In thousands of U.S. Dollars, except for share and per share data)

	Years Ended December 31,
	Notes	2019	2020	2021
REVENUES:
Revenues	12	$206,682	$206,035	$343,475
Commissions		(8,921)	(7,877)	(14,444)
Net revenues		197,761	198,158	329,031
EXPENSES:
Voyage expenses		(13,715)	(41,582)	(9,753)
Vessel operating expenses	13	(68,569)	(70,086)	(72,049)
Depreciation and amortization	4,7	(50,310)	(54,269)	(52,364)
General and administrative expenses
- Management fee to related parties	3,17	(18,050)	(18,884)	(19,221)
- Company administration expenses	17	(2,589)	(2,618)	(3,277)
Early redelivery (cost)/income, net	20	(63)	—	7,470
Other operating expense		(414)	(241)	—
Gain on sale of assets	19	—	—	11,579
Operating income		44,051	10,478	191,416
OTHER (EXPENSE)/INCOME:
Interest expense	8	(26,815)	(21,233)	(14,719)
Other finance cost		(714)	(641)	(798)
Interest income		1,558	604	69
(Loss)/gain on derivatives	14	(121)	(1,303)	2,188
Foreign currency (loss)/gain		(76)	916	(910)
Amortization and write-off of deferred finance charges		(1,845)	(1,726)	(2,898)
Net income/(loss)		16,038	(12,905)	174,348
Less preferred dividend attributable to preferred shareholders		11,498	11,500	11,064
Less Mezzanine equity measurement		199	908	(271)
Net income/(loss) available to common shareholders		$4,341	$(25,313)	$163,555
Earnings/(loss) per share in U.S. Dollars, basic and diluted	22	$0.04	$(0.25)	$1.44
Weighted average number of shares, basic and diluted		101,686,312	102,617,944	113,716,354

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC. CONSOLIDATED STATEMENTS
OF SHAREHOLDERS’ EQUITY FOR THE YEARS
ENDED DECEMBER 31, 2019, 2020 AND 2021
(In thousands of U.S. Dollars)

	Common Stock	Treasury Stock	Preferred Stock	Additional Paid in Capital	Retained Earnings	Total
Balance as of January 1, 2019	$103	$(737)	$55	$355,134	$111,279	$465,834
Net income	—	—	—	—	16,038	16,038
Issuance of common stock	4	—	—	6,596	—	6,600
Repurchase and cancellation of common stock	(2)	—	—	(4,151)	—	(4,153)
Cancellation of common treasury stock	(1)	737	—	(736)	—	—
Share based compensation	—	—	—	120	—	120
Mezzanine equity measurement	—	—	—	—	(199)	(199)
Preferred share dividends declared	—	—	—	—	(11,498)	(11,498)
Balance at December 31, 2019	$104	$—	$55	$356,963	$115,620	$472,742
Net loss	—	—	—	—	(12,905)	(12,905)
Issuance of common stock	3	—	—	3,297	—	3,300
Repurchase and cancellation of preferred treasury stock	—	—	—	(89)	—	(89)
Repurchase and cancellation of common stock	(5)	—	—	(6,007)	—	(6,012)
Share based compensation	—	—	—	120	—	120
Mezzanine equity measurement	—	—	—	—	(908)	(908)
Preferred share dividends declared	—	—	—	—	(11,501)	(11,501)
Balance at December 31, 2020	$102	$—	$55	$354,284	$90,306	$444,747
Net income	—	—	—	—	174,348	174,348
Issuance of common stock	20	—	—	71,517	—	71,537
Offering expenses of "at-the-market" common stock equity offering	—	—	—	(719)	—	(719)
Share based compensation	—	—	—	120	—	120
Mezzanine equity measurement	—	—	—	—	271	271
Preferred share dividends declared	—	—	—	—	(11,064)	(11,064)
Balance at December 31, 2021	$122	$—	$55	$425,202	$253,861	$679,240

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(In thousands of U.S. Dollars)

	December 31,
	2019	2020	2021
Cash Flows from Operating Activities:
Net income/(loss)	16,038	(12,905)	174,348
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	50,310	54,269	52,364
Gain on sale of assets	—	—	(11,579)
Other non cash items	279	241	—
Amortization and write-off of deferred finance charges	1,845	1,726	2,898
Unrealized loss/(gain) on derivatives	121	1,704	(8,438)
Unrealized foreign exchange (gain)/loss	(10)	(254)	794
Share based compensation	120	120	120
Change in:
Accounts receivable	(4,217)	10,475	(3,198)
Due from Manager	41	510	48
Inventories	(5,540)	(3,531)	3,902
Accrued revenue	476	(19)	(315)
Prepaid expenses and other current assets	(1,448)	436	351
Due to Manager	(14)	(9)	51
Trade accounts payable	5,045	2,455	(3,988)
Accrued liabilities	(2,892)	1,049	(829)
Non current assets / Other liabilities	104	1,038	1,435
Unearned revenue	(1,974)	6,071	9,244
Net Cash Provided by Operating Activities	58,284	63,376	217,208
Cash Flows from Investing Activities:
Vessel advances	(39,240)	(50,444)	(109,230)
Proceeds from sale of assets	—	—	107,084
Increase in bank time deposits	(84,969)	(93,793)	(2,310)
Maturity of bank time deposits	87,424	109,453	13,010
Net Cash (Used in)/Provided by Investing Activities	$(36,785)	$(34,784)	$8,554
Cash Flows from Financing Activities:
Proceeds from long-term debt	177,575	92,400	178,800
Principal payments of long-term debt	(151,335)	(81,995)	(434,746)
Dividends paid	(11,495)	(11,497)	(11,198)
Payment of deferred financing costs	(2,052)	(1,762)	(2,425)
Finance lease payments	—	—	(9,786)
Payment of common stock offering expenses	—	(338)	(381)
Repurchase of common stock	(4,153)	(6,012)	—
Repurchase of preferred stock	—	(89)	—
Redemption of preferred stock	—	—	(17,707)
Proceeds on issuance of common stock	—	—	71,537
Net Cash Provided by/(Used in) Financing Activities	8,540	(9,293)	(225,906)
Net increase/(decrease) in cash, cash equivalents and restricted cash	30,039	19,299	(144)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	10	254	(794)
Cash, cash equivalents and restricted cash at beginning of year	$62,590	$92,639	$112,192
Cash, cash equivalents and restricted cash at end of year	92,639	112,192	111,254
Supplemental cash flow information:
Cash paid for interest (excluding capitalized interest):	29,348	20,943	13,693
Non Cash Investing and Financing Activities:
Unpaid financing fees	440	111	1,303
Part payment of vessel advances through issuance of common stock and preferred stock	6,600	3,300	—
Unpaid dividend on preferred stock	128	134	—

Unpaid common stock offering expenses	—	56	—
Unpaid capital expenditure	5,611	964	1,482
Right of use asset recognized	—	—	32,107
Unpaid Lease liability on initial recognition	—	—	22,757
Reconciliation of Cash, Cash Equivalents and Restricted Cash:
Cash and cash equivalents	78,938	90,038	101,004
Restricted cash – Current assets	—	3,400	—
Restricted cash – Non current assets	13,701	18,754	10,250
Cash, cash equivalents and restricted cash shown in the statement of cash flows	$92,639	$112,192	$111,254
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

Polys Hajioannou, by virtue of shares owned indirectly through various private entities, owns or controls 39.77% of our outstanding common stock and is the largest shareholder of Safe Bulkers and as a result has significant influence on the outcome of matters on which shareholders are entitled to vote, including the election of the entire board of directors and other significant corporate actions.

Since Safe Bulkers’ initial public offering in 2008, Safe Bulkers has successfully completed five additional public common stock offerings, three preferred stock offerings and an ongoing “at-the-market” common stock equity offering program (the “ATM Program”).

As of December 31, 2021, Safe Bulkers held 58 wholly owned companies (which are referred to herein as “Subsidiaries”) which together owned and operated a fleet of 39 drybulk vessels and were scheduled to acquire nine additional newbuild vessels (the “Newbuilds”).

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

Subsidiary	Vessel Name	Type	Built
Kerasies Shipping Corporation (“Kerasies”)(1)	Katerina	Panamax	May 2004
Marathassa Shipping Corporation (“Marathassa”)(1)	Maritsa	Panamax	January 2005
Kyotofriendo One Shipping Corporation (“Kyotofriendo One”)(2)(13)	Paraskevi 2	Panamax	April 2011
Maxeikositessera Shipping Corporation (“Maxeikositessera”)(2)	Efrossini	Panamax	February 2012
Glovertwo Shipping Corporation (“Glovertwo”)(2)	Zoe	Panamax	July 2013
Kyotofriendo Two Shipping Corporation (“Kyotofriendo Two”)(2)(14)	Koulitsa 2	Panamax	February 2013
Shikokutessera Shipping Inc. (“Shikokutessera”)(2)	Kypros Land	Panamax	January 2014
Shikokupente Shipping Inc. (“Shikokupente”)(2)	Kypros Sea	Panamax	March 2014
Gloverfour Shipping Corporation (“Gloverfour”)(2)	Kypros Bravery	Panamax	January 2015
Shikokuokto Shipping Corporation (“Shikokuokto”)(2)	Kypros Sky	Panamax	March 2015

Subsidiary	Vessel Name	Type	Built
Gloverfive Shipping Corporation (“Gloverfive”)(2)	Kypros Loyalty	Panamax	June 2015
Gloversix Shipping Corporation (“Gloversix”)(2)	Kypros Spirit	Panamax	July 2016
Pemer Shipping Ltd. (“Pemer”)(1)	Pedhoulas Merchant	Kamsarmax	March 2006
Petra Shipping Ltd. (“Petra”)(1)	Pedhoulas Trader	Kamsarmax	May 2006
Pelea Shipping Ltd. (“Pelea”)(1)	Pedhoulas Leader	Kamsarmax	March 2007
Vassone Shipping Corporation (“Vassone”)(2)	Pedhoulas Commander	Kamsarmax	May 2008
Youngone Shipping Corporation (“Youngone”)(2)	Pedhoulas Cherry	Kamsarmax	July 2015
Youngtwo Shipping Corporation (“Youngtwo”)(2)	Pedhoulas Rose	Kamsarmax	January 2017
Pinewood Shipping Corporation (“Pinewood”)(2)(5)	Pedhoulas Cedrus	Kamsarmax	June 2018
Marinouki Shipping Corporation (“Marinouki”)(1)	Marina	Post-Panamax	January 2006
Soffive Shipping Corporation (“Soffive”)(1)	Sophia	Post-Panamax	June 2007
Vasstwo Shipping Corporation (“Vasstwo”)(1)	Xenia	Post-Panamax	August 2006
Eniaprohi Shipping Corporation (“Eniaprohi”)(1)	Eleni	Post-Panamax	November 2008
Eniadefhi Shipping Corporation (“Eniadefhi”)(1)	Martine	Post-Panamax	February 2009
Maxdodeka Shipping Corporation (“Maxdodeka”)(1)	Andreas K	Post-Panamax	September 2009
Pentakomo Shipping Corporation (“Pentakomo”)(2)	Agios Spyridonas	Post-Panamax	January 2010
Maxdekatria Shipping Corporation (“Maxdekatria”)(1)	Panayiota K	Post-Panamax	April 2010
Maxdeka Shipping Corporation (“Maxdeka”)(2)	Venus Heritage	Post-Panamax	December 2010
Shikoku Friendship Shipping Company (“Shikoku”)(2)	Venus History	Post-Panamax	September 2011
Maxenteka Shipping Corporation (“Maxenteka”)(2)	Venus Horizon	Post-Panamax	February 2012
Armonikos Shipping Corporation (“Armonikos”)(2)(15)	Venus Harmony	Post-Panamax	November 2013
Shikokuepta Shipping Inc. (“Shikokuepta”)(2)	Troodos Sun	Post-Panamax	January 2016
Shikokuexi Shipping Inc. (“Shikokuexi”)(2)	Troodos Air	Post-Panamax	March 2016
Monagrouli Shipping Corporation (“Monagrouli”)(2)	Troodos Oak	Post-Panamax	April 2020
Maxpente Shipping Corporation (“Maxpente”)(1)	Kanaris	Capesize	March 2010
Eptaprohi Shipping Corporation (“Eptaprohi”)(1)	Pelopidas	Capesize	November 2011
Maxtessera Shipping Corporation (“Maxtessera”)(2)	Lake Despina	Capesize	January 2014
Shikokuennia Shipping Corporation (“Shikokuennia”)(2)	Mount Troodos	Capesize	November 2009
Metamou Shipping Corporation (“Metamou”)(2)(16)	Stelios Y	Capesize	March 2012
Staloudi Shipping Corporation (“Staloudi”)(1)(17)	Maria	Capesize	January 2014
Agros Shipping Corporation (“Agros”) (2)(4)	TBN - H 1381	Kamsarmax	Q2 2022
Lofou Shipping Corporation (“Lofou”)(2)(4)	TBN -H 11013	Post-Panamax	Q3 2022
Gloverthree Shipping Corporation (“Gloverthree”)(2)(4)	TBN - H 11042	Post-Panamax	Q1 2023
Gloverseven Shipping Corporation (“Gloverseven”)(2)(4)	TBN - H 11043	Post-Panamax	Q2 2023
Shimafive Shipping Corporation (“Shimafive”)(2)(4)	TBN - H 11064	Kamsarmax	Q4 2023
Shimasix Shipping Corporation (“Shimasix”)(2)(4)	TBN - H 11065	Kamsarmax	Q1 2024
Shimaseven Shipping Corporation (“Shimaseven”)(2)(4)	TBN - H 11067	Kamsarmax	Q1 2024
Shimaeight Shipping Corporation (“Shimaeight”)(2)(4)	TBN - H 11081	Kamsarmax	Q4 2023
Yasudyo Shipping Corporation (“Yasudyo”)(2)(4)	TBN - H 1392	Kamsarmax	Q4 2023
Safe Bulkers Participations Plc.(3)	—	—	—
Maxeikosipente Shipping Corporation (“Maxeikosipente”)(1)	—	—	—
Maxeikosiepta Shipping Corporation (“Maxeikosiepta”)(1)(6)	—	—	—
Marindou Shipping Corporation (“Marindou”)(1)(10)	—	—	—
Maxeikosiexi Shipping Corporation (“Maxeikosiexi”)(1)(11)	—	—	—

Avstes Shipping Corporation (“Avstes”)(1)(7)	—	—	—
Maxeikosi Shipping Corporation (“Maxeikosi”)(1)(8)	—	—	—
Maxeikositria Shipping Corporation (“Maxeikositria”)(1)(12)	—	—	—
Maxeikosiena Shipping Corporation (“Maxeikosiena”)(1)(9)	—	—	—

(1)Incorporated under the laws of the Republic of Liberia.
(2)Incorporated under the laws of the Republic of the Marshall Islands.
(3)Incorporated under the laws of the Republic of Cyprus.
(4)Estimated completion date for newbuild vessels as of December 31, 2021.
(5)In July 2016, the Shipsales Contract relating to Hull No. 1552, initially contracted by Kyotofriendo Two, was novated to Pinewood. Under an agreement with an unaffiliated third party, upon delivery of the vessel, named Pedhoulas Cedrus, to Pinewood in June 2018, 100 shares of Series A Preferred Stock of Pinewood were issued to the unaffiliated third party for proceeds in the equivalent of $16,875 at the time of issuance, which were used to finance part of the cost of such vessel. All Series A Preferred Stock were redeemed by Pinewood in February 2021.
(6)The Company owned the Panamax class vessel Paraskevi, built 2003, which was sold in January 2021 and delivered to her new owners in April 2021.
(7)The Company owned the Panamax class vessel Vassos, built 2004, which was sold in January 2021 and delivered to her new owners in May 2021.
(8)The Company owned the Kamsarmax class vessel Pedhoulas Builder, built 2012, which was sold in May 2021 and delivered to her new owners in June 2021.
(9)The Company owned the Kamsarmax class vessel Pedhoulas Farmer, built 2012, which was sold in May 2021 and delivered to her new owners in September 2021.
(10)The Company owned the Panamax class vessel Maria, built 2003, which was sold in May 2021 and delivered to her new owners in September 2021.
(11)The Company owned the Panamax class vessel Koulitsa, built 2003, which was sold in June 2021 and delivered to her new owners in November 2021.
(12)The Company owned the Kamsarmax class vessel Pedhoulas Fighter, built 2012, which was sold in September 2021 and delivered to her new owners in November 2021.
(13)Vessel acquired in March 2021.
(14)Vessel acquired in July 2021.
(15)Vessel acquired in October 2021.
(16)In July 2021, the Company entered into an agreement for the period bareboat charter of a 2012-built Japanese Capesize class vessel named Stelios Y, which is accounted for as a finance lease. The vessel was delivered to the Company in November 2021. Refer to Note 7.
(17)The Company acquired the vessel as second-hand in February 2022. See subsequent events Note 23.

For the years ended December 31, 2019, 2020 and 2021 the following charterers individually accounted for more than 10% of the Company’s revenues as follows:

	December 31,
	2019	2020	2021
Viterra B.V. (ex-Glencore Agriculture B.V.)	21.03%	15.01%	16.08%
Cargill International S.A.	—%	11.13%	14.62%
Bunge S.A.	10.37%	—%	—%

Coronavirus Outbreak: On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (the “2019-nCoV”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where we conduct a large part of our operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions, which may continue to cause trade disruptions and volatility in the commodity markets. Although to date there has not been any significant effect on our operating activities due to 2019-nCoV other than the decrease in market rates in 2020, which have recovered in 2021 and increased crew cost, the extent to which a new wave of the 2019-nCoV will impact the Company’s results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted. Accordingly, an estimate of the future impact cannot be made at this time.

2.    Significant Accounting Policies

Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include all accounts of the Company. All intercompany balances and transactions have been eliminated upon consolidation.

Use of Estimates: The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates may include recoverability of long lived assets, the valuation of amounts due from charterers, residual value of vessels and the useful life of vessels. Actual results may differ from these estimates.

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

Inventories: Inventories consist of bunkers and lubricants owned by the Company remaining on board the vessels at the end of each reporting period, which are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out method. Inventories consist of $8,346 and $3,863 of bunkers and of $3,690 and $4,790 of lubricants as of December 31, 2020 and 2021, respectively.

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

Repairs and Maintenance: Repair and maintenance expenses, including overhauling and underwater inspection expenses, are expensed when incurred and are included in vessel operating expenses in the accompanying consolidated statements of operations.

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

Right-of-Use Asset - Finance Leases: The Company assesses whether a contract is, or contains, a lease, at inception of the contract. A right-of-use asset and a corresponding lease liability is recognized with respect to all lease arrangements in which the Company is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less). For these leases, the lease payments are recognized as an operating expense on a straight-line basis over the term of the lease. The Company does not have any significant operating leases.

A lease is classified as a finance lease when the lease meets any of the following criteria at lease commencement a)the lease transfers ownership of the underlying asset to the lessee by the end of the lease term, b) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise c) the lease term is for the major part of the remaining economic life of the underlying asset, d) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset or e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. When none of these criteria are met, the lease is classified as an operating lease.

Finance leases are accounted for as the acquisition of a finance right-of-use asset and the incurrence of an obligation by the lessee. At the commencement date of the finance lease, a lessee initially measures the lease liability at the present value, using the discount rate determined on the commencement of the lease payments to be made over the lease term. Subsequently, the lease liability is increased by the interest on the lease liability and decreased by the lease payments during the period. The interest on the lease liability is determined in each period during the lease term as the amount that produces a constant periodic discount rate on the remaining balance of the liability, taking into consideration the reassessment requirements.

A lessee initially measures the finance right-of-use asset at cost which consists of: the amount of the initial measurement of the lease liability; any lease payments made to the lessor at or before the commencement date, less any lease incentives received; and any initial direct costs incurred by the lessee. Subsequently, the finance right-of-use asset is measured at cost less any accumulated amortization and any accumulated impairment losses, taking into consideration the reassessment requirements. The finance right-of-use asset is amortized on a straight-line basis from the commencement date to the end of the useful life of the finance right-of-use asset where the lease transfers ownership of the underlying asset to the lessee or the lessee is reasonably certain to exercise an option to purchase the underlying asset.

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

Derivative Instruments: The Company may enter into foreign exchange forward contracts, interest rate derivatives, bunker fuel price derivatives and forward freight contracts to create economic hedges for its exposure to foreign currency movement, interest rates of its loan obligations, bunker fuel consumed by its vessels and freight rates relating to the fluctuation of the vessel charter markets and on certain other obligations. When such derivatives do not qualify for hedge accounting the Company records these financial instruments in the consolidated balance sheet at their fair value as either a derivative asset or a liability, and recognizes the fair value changes thereto in the consolidated statements of operations. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) until the hedged item is recognized in the consolidated statements of operations. For the years ended December 31, 2019, December 31, 2020 and December 31, 2021, no derivatives were accounted for as accounting hedges.

Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and long-term loan repayment terms are described in Note 8. The Company manages its interest rate risk by entering into interest rate derivative instruments which are described in Note 14.

(b) Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of trade accounts receivable, cash and cash equivalents, time deposits and derivative instruments. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable as charter hire is usually collected in advance. The Company places its cash and cash equivalents, time deposits and other investments with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of financial institutions it transacts with. The Company may be exposed to credit risk in the event of non-performance by its counterparties to derivative instruments; however, the Company limits its exposure by transacting with counterparties with high credit ratings.

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
A time charter is a contract for the use of a vessel for a specific period of time and a specified daily fixed charter hire rate, or a rate linked to either the Baltic Exchange Panamax Index (“BPI”) or to the Baltic Exchange Capesize Index (“BCI”). The charter hire is generally payable in advance. The Company’s time charter agreements are classified as operating leases pursuant to Accounting Standards Codification (“ASC”) 842 - Leases, because (i) the vessel is an identifiable asset, (ii) the Company does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel, during the term of the contract, and derives the economic benefits from such use. Time charter revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Time charter revenues are recognized as earned on a straight-line basis over the term of the charter as service is provided. Revenues from time charter may also include ballast bonus, which is an amount paid by the charterer for repositioning the vessel at the charterer’s disposal (delivery point), which is recognized as revenue over the term of the charter, and other miscellaneous revenues from vessel operations. Time charter hire is typically payable 15 or 30 days in advance as determined in the charter party agreement. On implementation of ASC 842 on January 1, 2019, the Company elected to apply a package of practical expedients under ASC 842, which allowed the Company not to reassess (i) whether any existing contracts, on the date of adoption, contained a lease, (ii) lease classification of existing leases classified as operating leases in accordance with ASC 840 and (iii) initial direct costs for any existing leases. ASC 842 also provides a practical expedient to lessors by class of underlying asset, to not separate non-lease components from the associated lease component when the following criteria are met: (i) the timing and pattern of transfer for the lease component is the same as those for the non-lease component associated with that lease component and (ii) the lease component, if accounted for separately, would be classified as an operating lease. The Company, making use of this practical expedient for lessors, has elected not to separate the lease and non-lease components included in the time charter revenue but rather to recognize operating lease revenue as a combined single lease component for all time charter contracts as the related lease component, the hire of a vessel, and non-lease component, the fees for operating and maintaining the vessel, have the same timing and pattern of transfer (both the lease and non-lease components are earned by passage of time) and the predominant component is the lease.

Expenses relating to the Company’s time charters are vessel operating expenses and certain voyage expenses, which are paid by the Company and recognized as incurred. Vessel operating expenses that are paid by the Company include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other minor miscellaneous expenses. Voyage expenses which are also recognized as incurred by the Company include costs for draft surveys, hold cleaning, postage, extra war risk insurance and other minor miscellaneous expenses related to the voyage. Voyage expenses relating to bunkers consumption during the ballast period are considered contract fulfillment costs and are capitalized and amortized over the term of the charter when they meet the following criteria according to ASC 340-40-25-5: (i) the costs relate directly to a contract or to an anticipated contract that the entity can specifically identify, (ii) the costs generate or enhance resources of the entity that will be used in satisfying, or in continuing to satisfy, performance obligations in the future and (iii) the costs are expected to be recovered. Under a time charter, the charterer is responsible for paying the cost of bunkers and other voyage expenses (e.g., port expenses, agents’ fees, canal dues, extra war risks insurance and any other expenses related to the cargo). Certain voyage expenses paid by the Company such as extra war risk insurance may be recovered from the charterer; such amounts recovered are recorded as Other Income within Revenues.

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

Voyage hire is typically paid partially upon initiation of the voyage and partially upon completion of the performance obligation. During the years ended December 31, 2019, December 31, 2020 and December 31, 2021, there have been two instances in 2020 and three instances in 2021, where a vessel was employed under a voyage charter. One of the voyage charters that begun during the year ended December 31, 2020 ended in the same period, while the remaining voyage charter ended after December 31, 2020. All voyages charters during the year ended December 31, 2021, begun and ended in the same period.

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

Taxes: Entities within the group that are incorporated under the laws of either the Republic of Liberia or the Republic of the Marshall Islands or the Republic of Cyprus are not subject to Liberian or Marshall Islands or Cyprus income taxes. However, each vessel-owning Subsidiary is subject to registration and tonnage taxes under the laws of the Republic of Cyprus or the Republic of the Marshall Islands depending on where each Company’s vessel is registered. As of January 1, 2013, each vessel managed in Greece is subject to tonnage tax, under the laws of the Republic of Greece. These registration and tonnage taxes are recorded within Vessel operating expenses in the accompanying consolidated statements of operations and none are considered income taxes.

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

Segment Reporting: The Company reports financial information and evaluates its operations by total charter revenue and not by the type of vessel or vessel employment for its customers. The Company’s vessels have similar operating and economic characteristics. As a result, the board of directors of the Company, the chief operating decision makers, review operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

Recent Accounting Pronouncements:

Reference Rate Reform: In March 2020, the Financial Accounting Standards Board issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”).” ASU 2020-04 provides temporary optional expedients and exceptions to the guidance in U.S. GAAP on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. In January 2021, the FASB issued Accounting Standard Update (“ASU”) 2021-01 (Topic 848), which amends and clarifies the existing accounting standard issued in March 2020 (“ASU”) 2020-04 for Reference Rate Reform. Reference rates such as LIBOR, are widely used in a broad range of financial instruments and other agreements. The ASU permits entities to elect certain optional expedients and exceptions when accounting for derivative contracts and certain hedging relationships affected by changes in the interest rates used for discounting cash flows, for computing variation margin settlements, and for calculating price alignment interest in connection with reference rate reform activities under way in global financial markets (the “discounting transition”). The ASU 2020-04 is effective for adoption at any time between March 12, 2020 and December 31, 2022, for all entities and the ASU 2021-01 is effective for all entities as of January 7, 2021 through December 31, 2022. As of December 31, 2021, the Company has not made any contract modifications to replace the reference rate in any of its agreements and has not yet evaluated the effects of this standard on its consolidated financial position, results of operations, and cash flows.

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

On May 29, 2018, following the expiration of the old management agreements, Safe Bulkers signed new management agreements with the Managers (the “Management Agreements”). The Management Agreements had an initial term of three years expiring on May 28, 2021 and could be extended for two additional terms of three years each. The fees provided by the Management Agreements were fixed until May 29, 2021 and could be adjusted for a subsequent term of three years each time on May 29, 2021 and May 29, 2024 upon mutual agreement with the Managers. On May 29, 2021, the Company and the Managers agreed to extend the term of the Management Agreements until May 28, 2024.

In accordance with the Management Agreements, the Managers receive:

•Ship Management Fees comprised of a daily ship management fee of €875 per vessel, payable monthly in arrears to the respective Manager and an annual ship management fee of €3,500,000 payable quarterly in arrears to only one of the Managers. For the three year period from May 29, 2018 to May 28, 2021 the annual ship management fee was €3,000,000.
•Supervision Fees of $550 with respect to each newbuild for the services rendered by one of the Managers under the supervision agreement of which 50% is payable upon the signing of the relevant supervision agreement, and 50% is payable upon successful completion of the sea trials of each newbuild.
•Commissions equal to 1.00% calculated on the price set forth in the memorandum of agreement or other sale and purchase newbuild contract, or any other vessel bought or sold by the Company, payable upon final delivery of such vessel to the relevant purchaser. No commissions are charged on sale and lease back transactions.

The Ship Management Fees are recorded in Management Fees to Related Parties within General and Administrative Expenses (refer to Note 17). The Commissions on purchase of newbuilds or second-hand vessels and the Supervision Fees are recorded initially in Advances for vessels (refer to Note 5). The Commissions on sale are recorded in Gain or Loss on sale of assets, as the case may be.
Amounts due from/to the Manager under the management agreements were $48 receivable as of December 31, 2020 and $51 payable as of December 31, 2021.

The Fees charged by our Managers comprised the following:

	Year Ended December 31,
	2019	2020	2021
Ship Management Fees	$18,050	$18,884	$19,221
Supervision Fees	275	275	550
Commissions	—	330	1,689

B. Credit Facilities - Interest Rate Swap Facility

During 2020, Lofou entered into a credit facility (refer to Note 8) with a financial institution for an amount up to $20,000, which will be available for drawing in 2022 upon delivery to Lofou of the newbuild vessel that will secure such credit facility. The Company agreed with the same financial institution to the increase of the available amount by $10,000 and to the extension of the tenor by up to two years of an existing revolving credit facility that had been signed in 2019 for an original amount of $20,000.

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

During 2021, Eptaprohi, Soffive, Marinouki, Marathassa, Kerasies, Pemer and Petra entered into a credit facility (refer to Note 8) with a financial institution for an amount up to $70,000, secured by the vessels owned by the respective subsidiaries. One of the independent members of the board of directors of the Company currently serves as the Chief Executive Officer of this financial institution. The transaction was evaluated and approved by the board of directors of the Company excluding that independent member of the board of directors of the Company.

C. Principal Executive Office Lease
The Company leases office space from a company controlled by Polys Hajioannou, at Apt. D11, Les Acanthes, 6, Avenue des Citronniers, MC98000 Monaco, where our principal executive office is established. The office space lease contract is for the period until February 2023 with an annual lease payment in the amount of EUR 63,000 equivalent to $71 as of December 31, 2021, and is recorded in “General and administrative expenses” in the Consolidated Statements of Operations.

D. Bond issuance

In February 2022, Safe Bulkers Participations successfully completed a public offer in Greece of €100,000,000 of an unsecured bond (the “Bond”), that was admitted for trading on the Athens Exchange under the ticker symbol SBB1 (refer to Note 23). One of the independent members of the board of directors of the Company currently serves as the Chief Executive Officer of the financial institution that was the adviser and one of the lead underwriters in the public offer of the Bond. The transaction was evaluated and approved by the board of directors of the Company excluding that independent member of the board of directors of the Company.

4.    Vessels, Net

Vessels, net are comprised of the following:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2020	$1,312,076	$(367,370)	$944,706
Transfer from Advances for vessels	59,265	—	59,265
Transfer to Assets held for sale	(13,881)	6,343	(7,538)
Depreciation	—	(54,269)	(54,269)
December 31, 2020	$1,357,460	$(415,296)	$942,164
Transfer from Advances for vessels	62,336	—	62,336
Vessels sale	(152,174)	64,207	(87,967)
Depreciation	—	(52,142)	(52,142)
December 31, 2021	$1,267,622	$(403,231)	$864,391

Transfer from Advances for vessels represents advances paid for vessels under construction and vessels acquisitions which were delivered to the Company, completed vessel improvements in respect of ballast water treatment systems (“BWTS”) and sulfur oxide exhaust gas cleaning systems (“Scrubbers”), and vessel improvements in respect of second-hand vessels acquired and comprised:

•During the year ended December 31, 2020: Delivery to the Company of Troodos Oak and BWTS and Scrubbers retrofitting on several vessels; and
•During the year ended December 31, 2021: Delivery to the Company of the vessels Paraskevi 2, Koulitsa 2, Venus Harmony and BWTS and vessel improvements on several vessels.

Transfer to Assets held for sale during the year ended December 31, 2020 relates to the vessel Paraskevi; refer to Note 6 below.

Vessels sale represents the carrying value of vessels sold during the year ended December 31, 2021 and it relates to the sale of the vessels Paraskevi, Vassos, Pedhoulas Builder, Maria, Pedhoulas Farmer, Koulitsa and Pedhoulas Fighter, which were sold during 2021 taking advantage of the significant market improvement. No vessels were sold during the year ended December 31, 2020.

Consistent with prior practices, we reviewed all our vessels for impairment and none were found to be impaired at December 31, 2020 and December 31, 2021.

As of December 31, 2021, 23 vessels owned by the Company with a carrying value of $502,615 had first priority mortgages registered as security for certain of the Company’s loans and credit facilities, while title of ownership is held by the relevant lender for another 11 vessels with a carrying value of $274,565 to secure the relevant sale and lease back financing transactions. See further Note 8.

5.    Advances for Vessels

Advances for vessels are comprised of the following:

Balance, January 1, 2020	$19,294
Additions for advances, including capitalized expenses and interest	49,097
Transferred to vessel cost (refer to Note 4)	(59,265)
Balance, December 31, 2020	9,126
Additions for advances, including capitalized expenses and interest	109,694
Transferred to vessel cost (refer to Note 4)	(62,336)
Balance, December 31, 2021	$56,484

Advances paid for vessels represent advances paid for vessel acquisitions, vessels under construction and vessel improvements and comprise payments of instalments that were due to the respective shipyard or third-party sellers, capitalized interest, certain capitalized expenses and expenditures for major improvements and regulatory compliance. During the years ended December 31, 2020 and December 31, 2021, such payments were made for the following vessels:

•During the year ended December 31, 2020: advances for Troodos Oak, Hull 1381, Hull 11013, BWTS and Scrubbers retrofitting and improvements for several vessels; and
•During the year ended December 31, 2021: advances for Hull 1381, Hull 11013, Hull 11042, Hull 11043, Hull 11064, Hull 11065, Hull 11067, Hull 11081, Hull 1392, Paraskevi 2, Koulitsa 2, and Venus Harmony and BWTS and Scrubbers retrofitting and improvements for several vessels.

6. Assets Held for Sale

Assets held for sale of $8,057 as of December 31, 2020, represent the carrying value of the vessel Paraskevi of $7,538 plus the value of bunkers and lubricants onboard on the same date. A Memorandum of Agreement (“MoA”) was entered into with an unrelated third party on January 21, 2021, for her sale at a price of $7,300, which was consummated in April 2021 on delivery of the vessel to her new buyers. The independent brokers' valuation of the vessel Paraskevi as of December 31, 2020, was $8,000 and hence there was no impairment indicator. The Company, in the context of its plan to gradually renew its fleet by selling certain of its older vessels, in November 2020, determined to dispose of this vessel and commenced seeking interested buyers. At that time, the Company concluded that the vessel met all the criteria for an asset held for sale classification, and ceased her depreciation.

There were no assets held for sale as of December 31, 2021.

7.    Right-of-use asset/Lease Liability

In July 2021, Metamou entered into a 12 month period bareboat charter with the owners of the vessel Stelios Y. The charter included an option for Metamou to purchase the vessel at the end of the bareboat charter period, which Metamou has exercised. The vessel was delivered to Metamou in November 2021. Pursuant to the charter, Metamou paid to the owners an advance of $9,000 as security for its correct fulfillment and a daily charter hire of $14,500 is payable from lease commencement until the end of the lease period. At the end of the bareboat charter, Metamou will pay an additional $18,000, whereupon ownership of the vessel will pass to Metamou. In view of the transfer of the ownership at the end of the bareboat charter, the Company has accounted for this transaction as a finance lease.

Right-of-use asset in the amount of $31,938 as of December 31, 2021 represents the advance payments and the initial direct costs paid for the vessel Stelios Y and the present value of the future lease payments due under this bareboat charter entered for the vessel during the year ended December 31, 2021, amounting to $32,160 net of amortization of $222.

Lease liability in the amount of $21,945 as of December 31, 2021, represents the outstanding balance of the present value of the future lease payments under the above mentioned bareboat charter. The Company determined that the bareboat charter does not contain an implicit borrowing rate. Therefore, the discount rate that was used for the recognition of this lease was the estimated annual incremental borrowing rate for this type of asset which was estimated at 2.69%. The lease liability is scheduled to expire in November 2022, as remaining lease term of the bareboat charter as of December 31, 2021 is 0.9 years.

The table below presents the components of the Company’s finance lease expense for the year ended December 31, 2021 and 2020:

		December 31,
Description	Location in Statement of Operations	2020	2021
Finance lease cost:
Amortization of Right-of-use asset	Depreciation and amortization	$—	$222
Interest on Lease liability	Interest expense	—	73
Total		$—	$295

Maturity of the Company’s finance lease liability as of December 31, 2021 was as follows:

To December 31, 2022	$22,408
Total undiscounted lease payments	22,408
Less: imputed interest	(463)
Carrying value of lease liability	21,945

8.    Long Term Debt

Long term debt is comprised of the following borrowings:

			December 31,
Borrower	Commencement	Maturity	2020	2021
Maxeikosiepta	December 2018	February 2021	4,000	—
Maxtessera	November 2018	April 2021	22,000	—
Avstes	June 2019	April 2021	5,985	—
Maxeikosi	September 2017	May 2021	10,893	—
Safe Bulkers	April 2019	June 2021	8,000	—
Petra	November 2018	June 2021	6,135	—
Pemer	November 2018	June 2021	6,135	—
Maxeikosiexi	September 2015	June 2021	4,432	—
Marathassa	September 2015	June 2021	4,820	—
Marinouki	September 2015	June 2021	7,263	—
Kerasies	September 2015	June 2021	5,097	—
Soffive	September 2015	June 2021	7,853	—
Eptaprohi	September 2015	June 2021	37,053	—
Shikokuepta	February 2016	August 2021	17,150	—
Safe Bulkers	November 2014	September 2021	79,758	—
Maxeikositria	September 2017	November 2021	10,893	—
Maxpente	September 2017	November 2021	16,100	—
Maxeikositessera	September 2017	November 2021	11,310	—
Maxenteka	September 2017	November 2021	13,536	—
Safe Bulkers	November 2018	November 2021	22,250	—

Shikokupente - Shikokuennia - Pemer - Petra	July 2019	December 2021	8,510	—
Shikokupente	August 2018	December 2021	12,927	—
Shikokuennia	October 2018	December 2021	14,385	—
Pelea - Vasstwo - Eniaprohi - Vassone	December 2018	December 2024	43,250	26,250
Eptaprohi - Soffive - Marinouki - Marathassa - Kerasies - Pemer - Petra	June 2021	June 2026	—	21,375
Safe Bulkers	September 2021	September 2026	—	28,500
Safe Bulkers	December 2021	December 2026	—	50,000
Monagrouli	April 2020	April 2027	25,520	23,760
Sub Total Credit facility			405,255	149,885
Eptaprohi - Soffive - Marinouki - Marathassa - Kerasies - Pemer - Petra	June 2021	June 2026	—	10,000
Safe Bulkers	December 2019	June 2021	29,000	—
Sub Total Revolving credit facility			29,000	10,000
Maxeikosiena	September 2015	August 2021	18,058	—
Youngtwo	January 2017	December 2021	21,203	—
Maxdeka	November 2019	August 2025	19,076	17,063
Shikoku	November 2019	August 2025	20,066	17,948
Shikokutessera	November 2019	August 2025	19,502	17,478
Glovertwo	November 2019	August 2025	18,344	16,412
Pentakomo	January 2020	January 2026	14,500	12,500
Maxdekatria	January 2020	January 2026	14,500	12,500
Maxtessera	April 2021	October 2026	—	28,117
Shikokuokto	December 2019	December 2027	18,000	16,000
Gloversix	December 2019	December 2027	18,720	16,640
Pinewood	February 2021	February 2031	—	22,567
Shikokuepta	August 2021	August 2031	—	23,167
Sub Total Sale and leaseback financing			181,969	200,392
Total			616,224	360,277
Current portion of long-term debt			77,284	41,202
Liability directly associated with assets held for sale			4,000	—
Long-term debt			534,940	319,075
Total debt			616,224	360,277
Current portion of deferred financing costs			1,500	1,290
Deferred financing costs directly associated with assets held for sale			17	—
Deferred financing costs non-current			3,057	3,279
Total deferred financing costs			4,574	4,569
Total debt			616,224	360,277
Less: Total deferred financing costs			4,574	4,569
Total debt, net of deferred financing costs			611,650	355,708
Less: Current portion of long-term debt, net of current portion of deferred financing costs			75,784	39,912
Less: Liability directly associated with assets held for sale			3,983	—
Long-term debt, net of deferred financing costs, non-current			531,883	315,796

Sale and leaseback financing represents financing obtained from concluding an agreement to sell the vessel and then lease her back under a bareboat charter for a pre-determined period with either an obligation or an option to purchase (that is reasonably certain, at inception, will be exercised) the vessel back at the end of the respective charter period or an option to purchase the respective vessel during the charter period at predetermined purchase prices. Transactions which involve a purchase obligation (or a purchase option that is reasonably certain, at inception, that will be exercised) are treated as a failed sale and hence represent merely a financing arrangement. The above table includes eleven such facilities outstanding as of December 31, 2021, whereby the relevant vessels were formerly owned by our respective subsidiaries and ownership will revert back to the Company on settlement of the outstanding amounts. Details of these facilities are as follows:

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

Pinewood entered into a sale and leaseback agreement in January 2021, consummated in February 2021, with an unrelated third party, regarding the vessel owned by Pinewood. The proceeds were used for the redemption of all issued and outstanding shares of Pinewood's series A cumulative redeemable perpetual preferred stock that had been previously issued to a third party investor and for general corporate purposes. Under the agreement, the vessel was sold and leased back on a bareboat charter basis for a period of 10 years, with a purchase obligation at the end of the 10th year. Furthermore, Pinewood holds an option to purchase back the vessel after the third year of the bareboat charter, at predetermined purchase prices. In view of the obligation of Pinewood to purchase the vessel at the end of the bareboat charter, the Company has assessed that this transaction be recorded as financing transaction.

Maxtessera entered into a sale and leaseback agreement in March 2021, consummated in April 2021, with a third party company, subsidiary of a financial institution, regarding the vessel owned by Maxtessera. The proceeds from this agreement were used to fully prepay the amount outstanding under a previous credit facility secured by the vessel and for general corporate purposes. Under this agreement, the vessel was sold and leased back on a bareboat charter basis for a period of 7 years. Maxtessera holds an option to purchase back its vessel five years and six months after the commencement of the bareboat charter. The sale and leaseback agreement includes onerous provisions for the subsidiary in the event that such option is not exercised. The Company has verbally committed to exercise this purchase option. In view of this commitment and the onerous provisions where the option was not exercised, the Company has assessed that this transaction be recorded as a financing transaction.

Shikokuepta entered into a sale and leaseback agreement in July 2021, consummated in August 2021, with an unrelated third party, regarding the vessel owned by Shikokuepta. The proceeds were used for general corporate purposes. Under the agreement, the vessel was sold and leased back on a bareboat charter basis for a period of 10 years, with a purchase obligation at the end of the 10th year. Furthermore, Shikokuepta holds an option to purchase back the vessel after the third year of the bareboat charter, at predetermined purchase prices. In view of the obligation of Shikokuepta to purchase the vessel at the end of the bareboat charter, the Company has assessed that this transaction be recorded as financing transaction.

Two other similar facilities were fully repaid during the year ended December 31, 2021. Each of Maxeikosiena and Youngtwo had entered into a sale and leaseback agreement in 2015 and 2017, respectively, with third party companies, subsidiaries of a financial institution, regarding the respective vessel owned by the relevant subsidiary. The proceeds from the agreement entered by Maxeikosiena were used to fully prepay the amount outstanding under a previous credit facility secured by the respective vessel, and the proceeds from the agreement entered into by Youngtwo were used for general corporate purposes. Under these agreements, each vessel was sold and leased back on a bareboat charter basis for a period of 10 years, with a purchase obligation at the end of the 10th year. Furthermore, each subsidiary held an option to purchase back the respective vessel after the second year of the bareboat charter, at annual intervals and predetermined purchase prices. In view of the obligation of the subsidiaries to purchase the respective vessels at the end of the bareboat charter, the Company had assessed that these transactions be recorded as financing transactions. Both Maxeikosiena and Youngtwo exercised the options and bought back the vessels during the year ended December 31, 2021.

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

During 2018, Pelea, Vasstwo, Eniaprohi and Vassone entered into a credit facility with a financial institution for $47,750, secured by the vessels owned by them. The credit facility was drawn down in two tranches, a tranche of $23,075 drawn down in 2018 and a second tranche of $24,675 drawn down in 2019.

During 2020, Monagrouli entered into a credit facility with a financial institution for $26,400, regarding the newbuild vessel Monagrouli had agreed to acquire. The credit facility was drawn down in 2020 upon the delivery of the newbuild vessel.

During 2020, Lofou entered into a credit facility with a financial institution for $20,000, regarding the newbuild vessel Lofou has agreed to acquire. The facility will be available for drawing upon delivery of the vessel to Lofou, which is expected in the third quarter of 2022. At the same time Safe Bulkers agreed with the same financial institution to the increase of the availability under its existing revolving credit facility from $20,000 to $30,000 and the extension of its maturity from December 2023 to December 2025. As of December 31, 2021 no amount was outstanding and an amount of $30,000 was available for drawdown under this revolving credit facility.

In June 2021, Safe Bulkers entered into a credit facility of $70,000,with the same financial institution secured by the vessels owned by Eptaprohi, Soffive, Marinouki, Marathassa, Kerasies, Pemer and Petra, comprising a term loan tranche of $30,000 and a reducing revolving credit facility tranche providing for a draw down capacity of up to $40,000. The proceeds from the credit facility partially refinanced loan facilities of $64,345 secured by eight vessels, seven of which secure the new credit facility, and one that was owned by Maxeikosiexi remained debt free. As of December 31, 2021 an amount of $10,000 was outstanding and an amount of $27,700 was available for drawdown under the reducing revolving credit facility tranche.

In September 2021, Safe Bulkers amended one of its credit facilities and agreed to a new structure for a credit facility of $60,000 secured by the vessels owned by Eniadefhi, Maxdodeka, Gloverfour, Gloverfive and Youngone, comprising a term loan tranche of $30,000 and a reducing revolving credit facility tranche providing for a draw down capacity of up to $30,000. The proceeds from the credit facility were used to partially refinance loan facilities with the same financial institution of an outstanding term loan tranche of $71,139 and a revolving credit facility tranche with a drawdown capacity of $7,000, secured by six vessels. Five of those vessels secured the new credit facility, and the vessel owned by Shikokuexi remained debt free. As of December 31, 2021 no amount was outstanding and an amount of $30,000 was available for drawdown under the reducing revolving credit facility tranche.

In December 2021, Safe Bulkers entered into a credit facility of $100,000 secured by the vessels owned by Youngtwo, Shikokupente, Maxeikositessera, Maxenteka, Maxpente and Shikokuennia, comprising a term loan tranche of $50,000 and a reducing revolving credit facility tranche providing for a draw down capacity of up to $50,000. The proceeds were used to refinance loan facilities in the amount of $50,000 secured by five of these vessels, and the repurchase of the vessel owned by Youngtwo under a sale and leaseback agreement. As of December 31, 2021 no amount was outstanding and an amount of $50,000 was available for drawdown under the reducing revolving credit facility tranche.

Our credit and loan facilities bear interest at LIBOR plus a margin, except for a portion of each of Shikokutessera, Maxdeka, Shikoku, Glovertwo and Maxtessera loan facilities. A portion of each of the Shikokutessera, Maxdeka, Shikoku, Glovertwo and Maxtessera loan facilities are deemed to incur interest at a fixed rate calculated so that the initial facility amount be amortized to maturity down to the purchase option price of each vessel.

Our loans and credit facilities are generally repayable by monthly or quarterly principal instalments and a balloon payment due on maturity. The fair value of debt outstanding on December 31, 2021 amounted to $362,427 when valuing the Shikokutessera, Maxdeka, Shikoku, Glovertwo and Maxtessera loan facilities on the basis of the deemed equivalent fixed rate, as applicable on December 31, 2021, which are considered to be Level 2 items in accordance with the fair value hierarchy.

In addition to the Agros and Lofou financings noted above, which will be available upon delivery of the respective vessels, as of December 31, 2021, a total amount of $137,700 was available for drawdown under the revolving credit facility and reducing revolving credit facility tranches. The estimated minimum annual principal payments required to be made after December 31, 2021, based on the loan and credit facility agreements as amended, are as follows:

To December 31,
2022	$41,202
2023	41,574
2024	71,654
2025	76,019
2026	76,254
2027 and thereafter	53,574
Total	$360,277

Total interest incurred on long-term debt for the years ended December 31, 2019, December 31, 2020 and December 31, 2021 amounted to $26,929, $21,417 and $14,776, respectively, which includes interest capitalized of $114, $184 and $57 for the years ended December 31, 2019, December 31, 2020 and December 31, 2021, respectively. The average interest rate (including the margin) for all bank loan and credit facilities during the years December 31, 2019, December 31, 2020 and December 31, 2021 was 4.624% p.a., 3.382% p.a. and 2.642% p.a., respectively.

Our loan and credit facilities were secured as follows:

•First priority mortgages over the vessels owned by the Company or title of ownership for the vessels under sale and lease back finance arrangements;
•First priority assignment of all insurances and earnings of the relevant vessels;
•With respect to the Safe Bulkers revolving credit facility of $30,000, second priority mortgages and second priority assignment of all insurances and earnings of the vessels owned by Eptaprohi, Soffive, Marinouki, Marathassa, Kerasies, Pemer and Petra, and
•Guarantee from Safe Bulkers in respect of facilities entered into by the Subsidiaries.
The loan and credit facility agreements contain debt covenants including restrictions as to changes in management and ownership of the vessels, entering into certain long-term charters, additional indebtedness and mortgaging of vessels without the respective lender’s prior consent, minimum vessel insurance cover ratio requirements, as well as minimum fair vessel value ratio to outstanding loan principal requirements (the “Minimum Value Covenant”). The Minimum Value Covenant must not fall below 105%, 115%, 120% or 135% as the case may be. The borrowers are permitted to pay dividends to their owners as long as no event of default under the respective loan has occurred or has not been remedied or would occur as a result of the payment of such dividends.
Certain of the loan and credit facility agreements require the respective borrowers to maintain at all times a minimum balance in each vessel operating account, from $200 to $500.
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
•a minimum of 30% or 35%, as per the relevant agreement, of its voting and ownership rights shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the relevant credit facilities and in the case of one facility Polys Hajioannou beneficially holds a minimum of 20% of the voting and ownership rights (the “Control Covenant”); and
•payment of dividends is subject to no event of default having occurred and be continuing or would occur as a result of the payment of such dividends.
The Minimum Value Covenant, Consolidated Leverage Covenant, EBITDA Covenant, Net Worth Covenant and Control Covenant do not apply to the Pinewood and Shikokuepta financing agreements. The EBITDA Covenant does not apply to the Shikokuokto, Gloversix, Pentakomo and Maxdekatria financing agreements and to the Monagrouli loan facility. The Minimum Value Covenant does not apply to the Maxdeka, Shikoku , Shikokutessera, Glovertwo and Maxtessera financing agreements.
As of December 31, 2021, the Company was in compliance with all debt covenants in effect, with respect to its loans and credit facilities.

9.    Share Capital

As of December 31, 2020 and December 31, 2021, the Company had 200,000,000 shares of authorized common stock of $0.001 par value, of which 102,174,594 and 121,640,839 were issued and outstanding respectively.

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by the Company’s board of directors out of funds legally available for dividends. Upon the Company’s dissolution or liquidation or the sale of all or substantially all of the Company’s assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of the common stock will be entitled to receive pro rata the remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of the Company’s securities. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which may be issued. The Company’s common stock is not subject to any sinking fund provisions and no holder of any shares will be required to make additional contributions of capital with respect to the Company’s shares in the future. There are no provisions in the Company’s articles of incorporation or bylaws discriminating against a shareholder because of his or her ownership of a particular number of shares.

As of December 31, 2020 and December 31, 2021, the Company had 20,000,000 shares of authorized preferred stock of $0.01 par value, of which 2,297,504 and 2,297,504 Series C Cumulative Redeemable Perpetual Preferred Shares (the “Series C Preferred Shares”), respectively, and 3,195,050 and 3,195,050 Series D Cumulative Redeemable Perpetual Preferred Shares (the “Series D Preferred Shares” and, together with the Series C Preferred Shares, the “Preferred Shares”), respectively, were issued and outstanding, respectively. In addition, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a shareholder rights plan.

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

Common stock

In November 2019, and April 2020 the Company issued to an unaffiliated third party 3,963,964, and 2,951,699 shares of common stock to pay the second and fourth instalment of $6,600, and $3,300, respectively, of the purchase price of the Troodos Oak.

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

In August 2020, the Company filed a prospectus supplement with the Securities and Exchange Commission, under which it may offer and sell shares of its common stock from time to time up to aggregate net offering proceeds of $23,500 through an “at-the-market” equity offering program (the “ATM Program”). In May 2021, the Company filed an addendum to the August 2020 prospectus supplement and increased its net offering proceeds to $100,000. As of December 31, 2021, the Company had offered to sell and had sold 19,417,280 shares and had received aggregate net offering proceeds of $71,537 under the ATM Program. As of March 18, 2022, the Company had not offered to sell and had not sold any additional common shares under the ATM Program.

Pursuant to arrangements approved by the Company’s shareholders and the nominating and compensation committee, effective July 1, 2008, in respect of the audit committee chairman and effective January 1, 2010, in respect of the other independent directors of the Company, every quarter the audit committee chairman receives the equivalent of $15 and the other independent directors each receive the equivalent of $7.50, all payable in arrears in the form of newly issued Company common stock as part compensation for services rendered as audit committee chairman and independent directors, respectively. The number of shares to be issued is determined based on the closing price of the Company’s common stock on the last trading day prior to the end of each quarter in which services were provided and the shares are issued as soon as practicable following the end of the quarter. During the years ended December 31, 2019, December 31, 2020 and December 31, 2021, 36,937 shares, 48,079 shares and 24,483 shares, respectively, were issued to the audit committee chairman and 36,937 shares, 48,079 shares and 24,482 shares, respectively, were issued in aggregate to the two other independent directors of the Company.

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

In March 2020, the Company implemented a program for the repurchase of up to 100,000 Series C Preferred Shares and up to 100,000 Series D Preferred Shares on the open market. Under the statement of designation of the respective series of preferred shares, any such shares repurchased by the Company were canceled. As of December 31, 2021, 2,496 Series C Preferred Shares and 4,950 Series D Preferred Shares had been repurchased and canceled under this repurchase program.

The payment due upon liquidation to holders of any series of the Company’s preferred shares is fixed at the redemption preference of $25.00 per share plus accumulated and unpaid dividends to the date of liquidation. The liquidation price of the Series C Preferred Shares and Series D Preferred Shares as of December 31, 2021 was $58,242 and $80,995, respectively.

10.    Mezzanine equity

Mezzanine equity represents the USD equivalent of 100 shares of Series A Cumulative Redeemable Perpetual Preferred Stock (the "Series A Preferred Shares") of our subsidiary Pinewood issued in June 2018 to an unaffiliated third party investor (the "Investor") in the amount of JPY1,854,900,000 plus accrued dividend. These shares were issued as partial payment for the cost of the vessel Pedhoulas Cedrus owned by Pinewood. The Investor was entitled to a dividend of 2.95% p.a. from these shares.

As of December 31, 2020, the USD equivalent amounted to $17,978, plus accrued dividend of $134. In February 2021, Pinewood, after giving due notification, exercised its option and redeemed all Series A Preferred Shares, paying at the time to the Investor a liquidation price of JPY1,854,900,000, equivalent to $17,707 and accumulated dividends of JPY8,395,328 equivalent to $79 up to the date of liquidation.

11.    Commitments and Contingencies

(a) Capital expenditure commitments relating to our vessels and vessels under construction are as follows:

Year Ended December 31,	Due to Shipyards/Sellers	Due to Manager	Other Commitments	Total
2022	$56,684	$1,691	$311	$58,686
2023	137,150	4,421	—	141,571
2024	46,200	1,210	—	47,410
Total	240,034	7,322	311	247,667

Other commitments represent contracted costs related to the purchase of BWTS and Scrubbers to be installed on certain of the fleet vessels.

(b) Other contingent liabilities

The Company and its Subsidiaries have not been involved in any legal proceedings that may have, or have had, a significant effect on their business, financial position, results of operations or liquidity, nor is the Company aware of any proceedings that are pending or threatened that may have a significant effect on its business, financial position, results of operations or liquidity. From time to time various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, shipyards, insurance providers and other claims relating to the operation of the Company’s vessels. Management is not aware of any material claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

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

12.    Revenues

Revenues are comprised of the following:

	Year Ended December 31
	2019	2020	2021
Time charter revenue	$202,400	$198,382	$328,905
Voyage charter revenue	—	2,603	5,578
Other income	4,282	5,050	8,992
Total	206,682	206,035	343,475

The Company generates its revenues from time charters or infrequently under voyage contracts.

Time charter agreements may have renewal options for one to 12 months. The time charter party generally provides typical warranties regarding the speed and the performance of the vessel as well as some owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws, and carry only lawful and non-hazardous cargo. The Company typically enters into time charters ranging from one month to five years and in isolated cases on longer terms depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject only to the owner protective restrictions discussed above.

Vessels may also be chartered under voyage charters, where a contract is made for the use of a vessel under which the Company is paid freight on the basis of moving cargo from a loading port to a discharge port. A significant portion of the voyage hire is typically paid upon initiation of the voyage and the remainder upon completion of the performance obligation.

During the years ended December 31, 2019, 2020 and 2021, the Company generated revenue from its time charters of $202,400, $198,382 and $328,905, respectively. Scrubber fitted vessels are able to earn a premium attributable to the use of the scrubbers installed on board the vessels, to reduce the sulfur content of fuels due to new legislation effective January 1, 2020. This premium can be fixed as part of the daily charter rate or can vary based on actual consumption, such variable consideration amounted to $16,331 and $13,710 and is included in time charter revenue for the year ended December 31, 2020 and December 31, 2021, respectively.

As of December 31, 2021, the time charters under which the Company vessels were employed had remaining term ranging from less than one month to fifteen months based on the minimum duration of the contracts, excluding nine vessels, two of which were employed under time charters for an original duration of three years, six of which were employed under time charters for an original duration of five years and one vessel which was on long term time charter for a period of twenty years, with a remaining tenor ranging between 2 to 10 years.

As of December 31, 2021, no vessel was employed under a voyage charter. As of December 31, 2020, one of the voyage charters that began during the year was in progress and ended after December 31, 2020, and one voyage charter entered in December 2020, had not initiated the performance obligation, i.e., the relevant vessel had not arrived at the loading port. As of December 31, 2020, contract assets representing voyage costs of $38, incurred between the contract date and the date of the vessel’s arrival at the loading port were included in prepaid expenses and other current assets which were expensed in 2021. As of December 31, 2020, the aggregate amount of the transaction price allocated to the remaining performance obligation was $222, all of which had been collected as of December 31, 2020, and the entity recognized this revenue over the time of the voyage until its completion in the first quarter of 2021.

13.    Vessel Operating Expenses

Vessel operating expenses are comprised of the following:

	Year Ended December 31,
	2019	2020	2021
Crew wages and related costs	$33,655	$34,364	$36,821
Insurance	3,409	3,380	3,601
Repairs, maintenance and drydocking costs	8,922	10,097	8,797
Spares, stores and provisions	14,776	14,921	15,473
Lubricants	4,565	4,059	3,846
Taxes	608	642	690
Miscellaneous	2,634	2,623	2,821
Total	$68,569	$70,086	$72,049

14.    Fair Value of Financial Instruments and Derivatives Instruments

Cash and cash equivalents and restricted cash and interest rate, bunker price and freight derivatives are recorded at fair value. The carrying values of the current financial assets and current financial liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair values of the variable interest long-term debt approximate the recorded values, due to their variable interest rates. The fair value of the fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Company believes the terms of its loans are similar to those that could be procured as of December 31, 2021. The fair value of the long-term debt is disclosed in Note 8.

Derivative instruments

Interest rate swaps:

The Company from time to time enters into interest rate derivative contracts to manage interest costs and risk associated with changing interest rates with respect to its variable interest loans and credit facilities. Details of interest rate swap transactions entered into as of December 31, 2021 are presented in the table below:

				Notional amount
Counterparty (1)	Inception	Expiry	Fixed Rate	December 31, 2020	December 31, 2021
SHIKOKUPENTE (2)	August 3, 2020	August 1, 2023	0.2750%	12,927	—
SHIKOKUENNIA (2)	July 20, 2020	October 20, 2023	0.3500%	14,385	—
MAXPENTE	September 21, 2020	August 27, 2024	0.3220%	10,150	—
MAXENTEKA	September 21, 2020	August 27, 2024	0.3220%	9,500	—
MAXEIKOSITESSERA	September 21, 2020	August 27, 2024	0.3220%	7,350	—
SAFE BULKERS	March 4, 2020	September 30, 2024	0.9900%	10,000	10,000
SAFE BULKERS	March 4, 2020	September 30, 2024	0.9000%	10,000	10,000
SAFE BULKERS	March 9, 2020	September 30, 2024	0.8000%	10,000	10,000
SAFE BULKERS	March 10, 2020	September 30, 2024	0.6500%	20,000	20,000
SAFE BULKERS (2)	March 30, 2020	September 30, 2024	0.6000%	10,000	10,000
SAFE BULKERS	May 5, 2020	May 5, 2025	0.4000%	10,000	10,000
SAFE BULKERS	July 10, 2020	May 5, 2025	0.4000%	10,000	10,000
SAFE BULKERS	July 10, 2020	May 5, 2025	0.3800%	10,000	10,000
SAFE BULKERS	July 14, 2020	May 5, 2025	0.3800%	10,000	10,000
SAFE BULKERS	June 4, 2020	June 4, 2025	0.5000%	10,000	10,000
SAFE BULKERS	June 11, 2020	June 11, 2025	0.4500%	10,000	10,000
SAFE BULKERS	June 15, 2020	June 15, 2025	0.4000%	10,000	10,000
SAFE BULKERS	June 30, 2020	June 30, 2025	0.4250%	10,000	10,000
SAFE BULKERS	July 1, 2020	July 1, 2025	0.3800%	10,000	10,000
SAFE BULKERS	July 9, 2020	July 9, 2025	0.3600%	10,000	10,000
SAFE BULKERS	July 16, 2020	July 16, 2025	0.3500%	10,000	10,000
SAFE BULKERS	July 30, 2020	July 30, 2025	0.3300%	10,000	10,000
SAFE BULKERS	August 3, 2020	August 3, 2025	0.3700%	10,000	10,000
SAFE BULKERS	February 22, 2021	December 31, 2025	0.7450%	—	30,000
SAFE BULKERS	May 10, 2021	May 11, 2026	0.9500%	—	50,000
SAFE BULKERS	July 21, 2021	July 21, 2026	0.8290%	—	10,000
SAFE BULKERS	July 22, 2021	July 22, 2026	0.7700%	—	20,000
Total				$244,312	$300,000

(1) Under all above swap transactions, the counterparty bank effects quarterly floating-rate payments to the Company for the relevant amount based on the three-month USD LIBOR, and the Company effects quarterly payments to the bank on the relevant amount at the respective fixed rates.
(2) The notional amounts of the above transactions are reduced during the term of the swap transactions based on the expected principal outstanding under the respective facility.

Foreign Exchange Forward Contracts

The Company from time to time may also enter into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to capital expenditure obligations or for trading purposes. Foreign exchange forward contracts are agreements entered into with a bank to exchange, at a specified future date, currencies of different countries at a specific rate. As of December 31, 2020, the Company had one outstanding derivative instrument relating to currency exchange contracts for JPY500 million or $4,800, entered into in November 2020 with maturity in January 2021. As of December 31, 2021 there were no outstanding derivative instruments relating to currency exchange contracts.

Bunker Price Swaps:

During the year ended December 31, 2020, the Company entered into one bunker fuel contract, for the period January 2020 to December 2020 and for 12,000 tonnes per annum or 1,000 tonnes per month, to buy the spread differential between the price per ton of the 0.5% and 3.5% sulfur content fuel respectively, and into five bunker fuel contracts, three for an aggregate of

36,000 tonnes per annum or for each contract 1,000 tonnes per month for the period January 2021 to December 2021 and two for an aggregate of 24,000 tonnes per annum or for each contract 1,000 tonnes per month for the period January 2022 to December 2022, to sell the spread differential between the price per ton of the 0.5% and 3.5% sulfur content fuel respectively, with the objective of reducing the risk arising from lower spread differential, which affects the additional revenue from the operation of Scrubbers in scrubber-fitted vessels.

During the year ended December 31, 2021, the Company entered into one bunker fuel contract for 12,000 tonnes per annum or 1,000 tonnes per month for the period January 2022 to December 2022 to sell the spread differential between the price per ton of the 0.5% and 3.5% sulfur content fuel respectively.

Forward Freight Agreements (“FFA”):

During the years ended December 31, 2020 and December 31, 2021, the Company entered into a certain number of FFA on the Panamax index maturing in 2021 and 2022 with the objective of reducing the risk arising from the volatility in the vessel charter rates.
The Company’s interest rate agreements, foreign exchange forward contracts, bunker fuel contracts and FFA do not qualify for hedge accounting. The Company determines the fair market value of such derivative contracts at the end of every period and accordingly records the resulting unrealized loss/gain during the period in the consolidated statement of operations.

Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains/losses in the consolidated statements of operations are shown below:

Derivatives not designated as hedging instruments

		Asset Derivatives Fair Values		Liability Derivatives Fair Values
Type of Contract	Balance sheet location	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021
Foreign Currency	Derivative assets / Current assets	$99	$—	$—	$—
Bunker Fuel	Derivative assets/ Current assets	—	9	—	—
Forward Freight	Derivative assets/ Current assets	—	1,139	—	—
Interest Rate	Derivative assets / Non-current assets	54	5,879	—	—
Bunker Fuel	Derivative liabilities / Current liabilities	—	—	408	258
Forward Freight	Derivative liabilities / Current liabilities	—	—	174	156
Bunker Fuel	Derivative liabilities / Non-current liabilities	—	—	116	—
Interest Rate	Derivative liabilities / Non-current liabilities	—	—	1,280	—
	Total Derivatives	$153	$7,027	$1,978	$414

	Amount of Gain/(Loss) Recognized on Derivatives Year ended December 31,
	2019	2020	2021
Forward Freight		$(174)	$(3,227)
Foreign Currency	—	99	(99)
Interest Rate Contracts	—	(1,379)	6,474
Bunker Fuel Contracts	(121)	151	(960)
Net (Loss)/Gain Recognized	$(121)	$(1,303)	$2,188

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

The Company’s FFA derivative instruments were receive-fixed, pay-variable swaps based on the earnings of the Panamax class dry bulk vessels as published by the Baltic Exchange. The fair value of the FFA derivatives is determined using a discounted cash flow approach based on the market rate of such earnings at the time of such valuation and take into account the credit risk of the counterparty financial institutions. Differences in prices are observable at commonly quoted intervals for the full terms of the FFAs and therefore are considered Level 2 items in accordance with the fair value hierarchy.

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

The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2020 and December 31, 2021.

	Significant Other Observable Inputs (Level 2)
	December 31,
	December 31, 2020	December 31, 2021
Derivative instruments – asset position	$153	$7,027
Derivative instruments – liability position	1,978	414

15.    Accrued Liabilities

Accrued liabilities are comprised of the following:

	December 31,
	2020	2021
Interest on long-term debt	$837	$420
Vessels’ operating and voyage expenses	3,385	2,824
Commissions	195	315
Interest on derivatives and other finance expenses	145	1,600
General and administrative expenses	101	212
Total	$4,663	$5,371

16.    Future Minimum Time Charter Revenue

The future minimum time charter revenue, net of commissions, based on vessels committed to non-cancellable time charter contracts (including fixture recaps) as of December 31, 2021, is as follows:

December 31,
2022	$142,091
2023	73,240
2024	66,564
2025	35,800
2026	9,227
Thereafter	40,524
Total	$367,446

Revenues from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance. In arriving at the minimum future charter revenues, an estimated off-hire time has been deducted, although such estimate may not be reflective of the actual off-hire in the future.

17.    General and Administrative Expenses

General and administrative expenses include management fees payable to our Managers and costs in relation to the administration of our company. General and administrative expenses for the years ended December 31, 2019, December 31, 2020 and December 31, 2021 were as follows:

	December 31,
	2019	2020	2021
Management fees – related parties	$18,050	$18,884	$19,221
Professional fees (legal and accounting)	720	832	854
Directors fees and expenses	468	644	759
Listing fees and expenses	97	93	101
Miscellaneous	1,304	1,049	1,563
Total	$20,639	$21,502	$22,498

18.    Unearned Revenue/Accrued Revenue

Unearned Revenue represents cash received in advance of it being earned, whereas Accrued Revenue represents revenue earned prior to cash being received. Revenue is recognized as earned on a straight-line basis at their average rates when charter agreements provide for varying annual charter rates over their term. Total Unearned Revenue/Accrued Revenue during the periods presented is as follows:

	December 31,
	2020	2021
Unearned Revenue
Cash received in advance of service provided – Current liability	$4,687	$7,040
Deferred revenue resulting from varying charter rates – Current liability	1,536	3,974
Deferred revenue resulting from varying charter rates – Non-Current liability	3,536	7,989
Total Unearned Revenue	$9,759	$19,003
Accrued Revenue
Resulting from varying charter rates – Current asset	557	665
Resulting from varying charter rates – Non-Current asset	75	282
Total Accrued Revenue	$632	$947

19.    Gain on Sale of Assets

Gain on Sale of Assets represents net gains from the sale of seven vessels concluded during the year ended December 31, 2021. Summary of the transactions is presented in the table below:

	Years Ended December 31,
	2019	2020	2021
Gain on sale of assets	—	—	$11,579

Vessel name	Type	Built	Gross sale price	Gain/(loss)	Delivery to new owners
Paraskevi	Panamax	2003	7,300	(551)	April 2021
Vassos	Panamax	2004	8,650	(1,074)	May 2021
Pedhoulas Builder	Kamsarmax	2012	22,500	(1,775)	June 2021
Pedhoulas Farmer	Kamsarmax	2012	22,000	189	September 2021
Maria	Panamax	2003	12,000	3,843	September 2021
Koulitsa	Panamax	2003	13,600	5,748	November 2021
Pedhoulas Fighter	Kamsarmax	2012	23,700	5,199	November 2021
Total				11,579

No vessels were sold during the years ended December 31, 2019 and December 31, 2020.

20. Early redelivery (cost)/income

Early redelivery income of $7,470 for the year ended December 31, 2021 mainly relates to the cash compensation of $7,990 less accrued revenue of $435, received by the Company for the early termination requested by the charterer of the period time charter of the vessel Lake Despina, which was contractually due to expire in January 2024.

21.    Dividends

During 2019, the Company declared and paid four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $4,600 and four quarterly consecutive dividends of $0.50 per share of Series D Preferred Shares, totaling $6,400, respectively.

During 2020, the Company declared and paid four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $4,596, and four quarterly consecutive dividends of $0.50 per share of Series D Preferred Shares, totaling $6,393.

During 2021, the Company declared and paid four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $4,595, and four quarterly consecutive dividends of $0.50 per share of Series D Preferred Shares, totaling $6,390.

During 2019, the Company's subsidiary Pinewood declared and paid preferred dividends totaling JPY54,719,550.00 equivalent to $500 comprising of dividend of JPY134,924.92 per share equivalent to $1,217.40 per share of Series A Preferred Shares for the period March 31, 2019 , followed by a dividend of JPY136,424.08 per share equivalent to $1,234.68 per share of Series A Preferred Shares for the quarter ended June 30, 2019, and followed by a dividend of JPY137,923.25 per share equivalent to $1,281.22 per share of Series A Preferred Shares for the quarter ended September 30, 2019. In addition, during 2019, Pinewood declared a dividend of JPY137,923.25 per share equivalent of $1,269.45 per share of Series A Preferred Shares for the quarter ended December 31, 2019, included under the caption “Mezzanine Equity” in the consolidated balance sheets, which was paid in January 2020.

During 2020, Pinewood declared and paid preferred dividends totaling JPY54,719,550.00 equivalent to $512 comprising of a dividend of JPY136,051.34 per share equivalent to $1,243.12 per share of Series A Preferred Shares for the quarter ended March 31, 2020, followed by a dividend of JPY136,051.34 per share equivalent to $1,272.39 per share of Series A Preferred Shares for the quarter ended June 30, 2020 and followed by one dividend of JPY137,546.41 per share equivalent to $1,294.87 per share of Series A Preferred Shares for the quarter ended September 30, 2020. In addition during 2020, Pinewood declared a dividend of JPY137,546.41 per share equivalent to $1,311.62 per share of Series A Preferred Shares for the quarter ended December 31, 2020, included under the caption “Mezzanine Equity” in the consolidated balance sheets, which was paid in January 2021.

During February 2021, Pinewood delivered a notice of redemption for all issued and outstanding Series A Preferred Shares, recorded as mezzanine equity (the "Mezzanine Equity"). Pinewood declared and paid a final preferred dividend totaling

JPY8,395,328.00 equivalent to $79 comprising of a final dividend of JPY83,953.28 per share equivalent to $791.23 per share of Series A Preferred Shares for the period from January 1, 2021 to February 25, 2021.

22.    Earnings Per Share

Diluted earnings per share are the same as basic earnings per share. There are no other potentially dilutive shares. The computation of basic earnings per share is presented as follows:

	December 31,
	2019	2020	2021
Net income/(loss)	$16,038	$(12,905)	$174,348
Less preferred dividend attributable to preferred shareholders	11,498	11,500	11,064
Less Mezzanine equity measurement	199	908	(271)
Net income available to common shareholders	4,341	(25,313)	163,555
Weighted average number of shares, basic and diluted	101,686,312	102,617,944	113,716,354
Earnings per share in U.S. Dollars, basic and diluted	0.04	(0.25)	1.44

23.    Subsequent Events

(a) Dividend declaration: On January 6, 2022, the board of directors declared a dividend of $0.50 per share of all classes of preferred shares, totaling $2,746, payable to all shareholders of record as of January 21, 2022, which was paid on February 1, 2022.

(b) Vessel purchase: In January 2022, Staloudi entered into a MoA with an unrelated third party, for the purchase of the second-hand vessel Maria at a price of $33,800. The vessel was delivered to the Company in February 2022.

(c) Interest rate derivatives: In January 2022, the Company terminated certain interest rate derivative contracts that were due to mature in 2025 and 2026 with an aggregate notional amount of $240,000 and received an aggregate payment of $8,345. At the same time, the Company entered into certain pay-fixed, receive-variable interest rate derivative contracts commencing in January 2022 and February 2022 and maturing in January 2024 and February 2024 for an aggregate notional amount of $240,000, at an average fixed rate of 1.346%. In February 2022, the Company terminated all outstanding interest rate derivative contracts with an aggregate notional amount of $300,000 and received an aggregate payment of $2,782.

(d) Bond issuance: In February 2022, Safe Bulkers Participations successfully completed a public offer in Greece of €100,000,000 of an unsecured bond that was admitted for trading in the Athens Exchange under the ticker symbol SBB1. The Bond is guaranteed by the Company, is non-amortising, matures in February 2027, carries a coupon of 2.95% payable semi-annually and contains covenants in line with our existing credit facilities. It may be redeemed early by the Company in part or in full after February 2024, subject to the payment of a premium ranging from 1.5% to 0.5% of the redeemed amount depending on the timing of the redemption. The net proceeds of the offering are intended to be used for the acquisition of vessels, redemption of preferred shares, repayment of debt and/or general corporate purposes. Refer also to Note 3D.

(e) Dividend declaration: On March 4, 2022, the board of directors declared a dividend of $0.05 per share of common stock, totaling $6,082 payable to all shareholders of record as of March 21, 2022, which was paid on March 28, 2022.

(f) Conflict in Ukraine: As a result of the recent conflict between Russia and Ukraine which commenced in February 2022, Switzerland, the US, the EU, the UK and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. The Company intends on complying with these requirements and addressing their potential consequences. While the Company does not have any Ukrainian or Russian crew, the Company's vessels currently do not sail in the Black Sea and the Company otherwise conducts limited operations in Russia and Ukraine, the extent to which this will impact the Company’s future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Accordingly, an estimate of the impact cannot be made at this time.

(g) Redemption of Series C Preferred Shares: On March 30, 2022, the Company issued a notice of redemption of 1,492,554 of the outstanding Series C Preferred Shares. The redemption is scheduled to be completed on April 29, 2022, at a redemption price of $25.00 per Series C Preferred Share plus all accumulated and unpaid dividends to, but excluding, the redemption date, in the aggregate amount of $38.4 million.