Form 20-F
period 2022-12-31
SAFE BULKERS, INC.
filed 2023-03-06
CIK 1434754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2022
☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2022, there were 118,868,317 shares of the registrant’s common stock, 804,950 shares of 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value per share, liquidation preference $25.00 per share, and 3,195,050 shares of 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value per share, liquidation preference $25.00 per share, outstanding.

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

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing. U.S. GAAP ☑ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

ABOUT THIS REPORT

In this annual report, “Safe Bulkers,” “the Company,” “we,” “us” and “our” are sometimes used for convenience where references are made to Safe Bulkers, Inc. and its subsidiaries (as well as the predecessors of the foregoing). These expressions are also used where no useful purpose is served by identifying the particular company or companies. Our affiliated management companies, Safety Management Overseas S.A., a company incorporated under the laws of the Republic of Panama (“Safety Management”), and Safe Bulkers Management Limited, a company organized and existing under the laws of the Republic of Cyprus (“Safe Bulkers Management”), are each sometimes referred to as a “Manager,”. Safe Bulkers Management Monaco Inc., a company incorporated under the laws of the Republic of the Marshall Islands (“Safe Bulkers Management Monaco”) is sometimes referred to as the “New Manager,” and together with Safety Management and Safe Bulkers Management, our “Managers.”

FORWARD-LOOKING STATEMENTS

All statements in this annual report that are not statements of historical fact are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The disclosure and analysis set forth in this annual report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as forward-looking statements. In some cases, predictive, future-tense or forward-looking words such as “believe,” “intend,” “anticipate,” “continue,” “possible,” “hope,” “estimate,” “project,” “predict,” “forecast,” “plan,” “target,” “seek,” “potential,” “may,” “might,” “will,” “likely to,” “would,” “could,” “should” and “expect” and other similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the Securities and Exchange Commission (“SEC”), other information sent to our security holders, and other written materials.

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
•availability of key employees, crew, length and number of off-hire days, classification surveys and drydocking requirements, and bunker fuel prices and insurance costs for our fleet;
•general market conditions and changes, including inflation pressures leading to subpar economic growth, and the disruption of shipping routes and seaborne patterns in the shipping industry trends, including charter rates, vessel values and factors affecting supply and demand for dry bulk commodities;
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
•the strength of world economies and currencies and the fluctuations in interest rates and foreign exchange rates;
•potential exposure or loss from investment in derivative instruments;
•general domestic and international political conditions;
•the effect of the 2019 Novel Coronavirus (the “Covid-19”) on our business and operations and any related remediation measures on our performance and business prospects;
•the extent to which any new wave or new variant of Covid-19 will impact the Company’s results of operations and financial condition;
•potential disruption of shipping routes due to natural disasters, accidents, political events or other developments outside of our control, including the war between Russia and Ukraine and the extent to which such events could have any impact on the Company’s results of operations and financial condition;
•sanctions imposed as a result of war (including the war between Russia and Ukraine), and the potential impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. and other governments;
•the overall health and condition of the U.S. and global financial markets, including the value of the U.S. dollar relative to other currencies;
•our expectations about availability of vessels to purchase, the time that it may take to construct and deliver new vessels or the useful lives of our vessels;
•the number of available slots in shipyards for newbuilding orders for the dry bulk sector;
•our ability to successfully acquire, dispose and implement a gradual fleet renewal with modern, energy efficient vessels;
•our continued ability to enter into period time charters with our customers and secure profitable employment for our vessels in the spot market;
•vessel breakdowns and instances of off-hire;

•our future capital expenditures (including our ability to successfully complete current and future newbuilding programs, the remaining installation of sulfur oxide exhaust gas cleaning systems (“Scrubbers”) and investments for the upgrading of our existing vessels (including the amount and nature thereof, the timing of completion thereof, the delivery and commencement of operations dates, the expected downtime delays, cost overruns and lost revenue);
•our ability to continue realizing the benefits from Scrubbers;
•availability of financing and refinancing, our level of indebtedness and our need for cash to meet our debt service obligations;
•our expectations relating to dividend payments and ability to make such payments;
•our ability to leverage our Managers’ relationships and reputation within the drybulk shipping industry to our advantage;
•our anticipated general and administrative expenses;
•potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management and board of directors;
•environmental and regulatory conditions, including changes in laws, governmental rules and regulations or actions taken by regulatory authorities;
•our ability to manage and mitigate any reduction in the demand for coal, one of the primary cargoes carried by our vessels;
•our ability to implement and maintain adequate environmental and social responsibility policies and programs at an increasing scrutiny and expectations from investors, lenders, charterers with respect to our Environmental, Social and Governance ("ESG") practices;
•risks inherent in vessel operation, including terrorism (including cyber terrorism), piracy corruption, militant activities, political instability, terrorism and ethnic unrest in locations where we may operate and discharge of pollutants;
•potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions; and
•other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.
See the sections entitled “Risk Factors” of this Annual Report on Form 20-F for the year ended December 31, 2022.

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

Unless otherwise indicated, all references to “U.S. dollars”,“Dollars”, “U.S. $”and “$” in this report are to U.S. Dollars, the lawful currency of the United States of America (the “U.S.”) and all references to “Euro” and “€” in this report are to Euros, the official currency of certain member states of the European Union (the “E.U.”). The consolidated financial statements and notes of Safe Bulkers, Inc., have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The historical results included elsewhere in this document are not necessarily indicative of our future performance.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION
Safe Bulkers, Inc., was formed on December 11, 2007 under the laws of the Republic of the Marshall Islands. Safe Bulkers’ common stock trades on the New York Stock Exchange (“NYSE”) under the symbol “SB”. The Company’s series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB.PR.C” and “SB.PR.D”, respectively. We are a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Our vessels transport major bulks, which include iron ore, coal and grain and minor bulks, which include bauxite, fertilizers and steel products. We or our Managers have offices in Monaco, Greece, Cyprus and Switzerland. Our fleet consists of dry bulk vessels of four sizes, namely Capesize vessels with carrying capacity of about 180,000 dwt; Post Panamax vessels with carrying capacities of between 85,000 dwt and 100,000 dwt; Kamsarmax vessels with carrying capacities of between 80,000 dwt and 84,000 dwt; and Panamax vessels with carrying capacities of between 75,000 and 78,000 dwt. As of February 24, 2023, we have a fleet of 44 vessels, with an average age of 10.5 years and aggregate capacity of 4.5 million deadweight tons (“dwt”) expressed in metric tons, each of which is equivalent to 1,000 kilograms, referring to the maximum weight of cargo and supplies that a vessel can carry. In addition, we have entered into agreements for the acquisition of seven Japanese dry-bulk newbuilds of which six are Kamsarmax class vessels and one is a Post-Panamax class vessel and of two Chinese Kamsarmax class newbuild vessels. All nine newbuilds on the Company's orderbook are designed to meet the Phase 3 requirements of Energy Efficiency Design Index related to the reduction of green house gas emissions (''GHG -EEDI Phase 3'') as adopted by the International Maritime Organization, ("IMO") and also comply with the latest NOx emissions regulation, NOx-Tier III (IMO, MARPOL Annex VI, reg. 13) (''NOx-Tier III''). Four newbuilds on the Company's orderbook are scheduled to be delivered in 2023, of which three are Kamsarmax class and one is a Post-Panamax class vessel, followed by three newbuilds scheduled to be delivered in 2024 and two newbuilds scheduled to be delivered in the first half of 2025.

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
•The market value of drybulk vessels is highly volatile. A decrease of the market values of our vessels could cause us to incur an impairment loss and have an adverse effect on our results of operations.
•Drybulk industry is competitive, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources.
•We are subject to complex regulations and liability, including anti-bribery, labor, environmental, international safety and anti-corruption laws that may require significant expenditures.
•Our vessels fitted with Scrubbers may face difficulties from the price differential between compliant fuels with 0.5% sulfur content (''VLSFO'') and heavy fuel oil with sulfur content of 3.5% (''HSFO'') and the regulatory restrictions and shortage in availability of HSFO, while our non–scrubber fitted vessels may face difficulties in competing with Scrubber-fitted vessels and incur additional repairs and maintenance costs, affecting our results of operations.
•Environmental regulations in relation to climate change and green house gas (''GHG'') emissions may increase operational and financial restrictions and environmental compliance costs and lead to environmental taxation schemes affecting more less energy efficient vessels, reducing their trade and competitiveness and make certain vessels in our fleet obsolete, which may result in financial impacts on our results of operations.
•Increasing scrutiny and changing expectations from investors, lenders with respect to our ESG policies may impose additional costs or expose us to additional risks.
•Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.
•Our vessels are exposed to operational risks that may not be adequately covered by our insurance.
•World events, including terrorist attacks, international hostilities and potential disruption of shipping routes due to events outside of our control, including the war between Russia and Ukraine, could negatively affect our results of operations.
•The outbreaks of epidemic and pandemic diseases, including the Covid-19 and the resulting disruptions to the Company and the international shipping industry have, and could continue to negatively affect our business, results of operations or financial condition.
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
•The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
•If we are unable to obtain additional financing on favorable terms, we may be unable to refinance our existing indebtedness and may not be able to finance a fleet replacement and expansion program in the future.
•Conversion of our London Interbank Offered Rate (“LIBOR”) based borrowings to alternative reference rates, such as the Secured Overnight Financing Rate (“SOFR”), could result in higher interest costs, and may adversely impact our indebtedness.
•Inflation pressures and the rise in central bank rates could lead to contraction for world economies and adversely affect dry-bulk world trade and freight markets, the cost of our capital, and may adversely impact our revenues and our indebtedness.
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

•Restrictive covenants and cross-default provisions in our existing and future financing agreements impose financial and other restrictions on us, and any breach of these covenants could result in the acceleration of our indebtedness and foreclosure on our vessels.
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

Risks Inherent in Our Industry and Our Business

The international drybulk shipping industry is cyclical and volatile, having reached historical highs in 2008 and historical lows in 2016. Charter rates improved during 2021, remained at elevated levels during 2022 and have recently decreased. Cyclicality and volatility may lead to reductions in the charter rates we are able to obtain, in vessel values and in our earnings, results of operations and available cash flow.

The drybulk shipping industry is cyclical with attendant volatility in charter rates, vessel values and profitability. The industry is cyclical in nature due to seasonal fluctuations, market adjustments in supply of and demand for drybulk vessels and trade disruptions. We expect this cyclicality and volatility in market rates to continue in the foreseeable future. Accordingly, there can be no assurance that the drybulk charter market will reach in the near future the levels previously experienced. The market could experience a downturn in case of a new wave of Covid-19, or as a result of the war between Russia and Ukraine, or for other reasons. For example, in 2008, the Baltic Dry Index (the “BDI”), had reached an all-time high of 11,793, while in 2016, BDI had reached an all-time low of 290. During 2019, 2020, 2021, 2022, and 2023, BDI remained volatile, reaching an annual low of 595 in February 2019 and an annual high of 2,518 in September 2019 for 2019, an annual low of 393 in May 2020 and an annual high of 2,097 in October 2020 for 2020, an annual low of 1,303 in February 2021 and an annual high of 5,650 in October 2021, an annual low of 965 on August 31, 2022 and an annual high of 3,369 on May 23, 2022, and a low of 530 on February 16, 2023 and a high of 1,250 on January 3, 2023, thus far in 2023.

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

As of February 24, 2023, 24 of our 44 drybulk vessels were deployed or scheduled to be deployed on period time charters of more than three months remaining term. In addition, we have entered into agreements for the acquisition of seven Japanese and two Chinese dry-bulk GHG-EEDI Phase 3 NOx-Tier III newbuilds, scheduled to be delivered four in 2023, three in 2024 and two in the first half of 2025. None of the newbuilds on order currently have any contracted charter. As more vessels become available for employment, we may have difficulty entering into multi-year, fixed-rate time charters for our vessels, and as a result, our cash flows may be subject to volatility in the long-term. We may be required to enter into variable rate charters or charters linked to the Baltic Panamax Index or Baltic Capesize Index, as opposed to contracts based on fixed rates, which could result in a decrease in our cash flows and net income in periods when the market for drybulk shipping is depressed. If low charter rates in the drybulk market prevail during periods when we must replace our existing charters, it will have an adverse effect on our revenues, profitability, cash flows and our ability to comply with the financial covenants in our loan and credit facilities.
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
•Covid-19 and related factors;
•global and regional economic and political conditions, pandemics such as Covid-19, armed conflicts such as the war between Russia and Ukraine, natural or other disasters (including weather conditions), terrorist activities and strikes;
•sanctions imposed as a result of war (including the war between Russia and Ukraine);
•environmental, climate and other regulatory developments;
•the location of regional and global exploration, production and manufacturing facilities and the distance drybulk cargoes are to be moved by sea;
•changes in seaborne and other transportation patterns including shifts in the location of consuming regions for energy resources, commodities, and transportation demand for drybulk transportation;
•international sanctions, embargoes, import and export restrictions, nationalizations and wars, including those arising as a result of the war between Russia and Ukraine;
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
•Covid-19 and related factors, including port lockdowns, higher crew cost and travel restrictions imposed by governments around the world;
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

Factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. We anticipate that the future demand for our drybulk vessels and, in turn, drybulk charter rates, will be dependent, among other things, upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global drybulk vessel fleet and the sources and supply of drybulk cargo to be transported by sea. However, new factors may emerge which we cannot foresee at this time and thus might not be able to adequately prepare for. A decline in demand for commodities transported in drybulk vessels or an increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our business, financial condition and results of operations. There can be no assurance as to the sustainability of future economic growth, if any, due to unexpected demand shocks.

A negative change in global economic or regulatory conditions, especially in the Asian region, which includes countries like China, Japan and India, could reduce drybulk trade and demand, which could reduce charter rates and have a material adverse effect on our business, financial condition and results of operations.

We expect that a significant number of the port calls made by our vessels will involve the loading or discharging of raw materials in ports in the Asian region, particularly China, Japan and India. As a result, a negative change in economic or regulatory conditions in any Asian country, particularly China, Japan or, to some extent, India, can have a material adverse effect on our business, financial position and results of operations, as well as our future prospects, by reducing demand and, as a result, charter rates and affecting our ability to charter our vessels. If economic growth declines in China, Japan, India and other countries in the Asian region, or if the regulatory environment in these countries changes adversely for our industry, we may face decreases in such drybulk trade and demand. Moreover, a slowdown in the United States economy or the economies of countries within the E.U. will likely adversely affect economic growth in China, Japan, India and other countries in the Asian region. Such an economic downturn in any of these countries could have a material adverse effect on our business, financial condition and results of operations.

An oversupply of drybulk vessel capacity may lead to reductions in charter rates and results of operations.

The market supply of drybulk vessels has been increasing in terms of dwt, and the number of drybulk vessels on order as of December 31, 2022 was approximately 8.3% for Panamax to Post-Panamax class vessels and 5.9% for Capesize class vessels, as compared to the then-existing global drybulk fleet in terms of dwt, with the majority of new deliveries expected during 2023. As a result, the drybulk fleet continues to grow. In addition, during periods when there are high expectations for charter market recovery, a large number of orders may be placed in shipyards, resulting in a further increase of newbuild orders and accordingly in the size of the global drybulk fleet. An oversupply of drybulk vessel capacity will likely result in a reduction of charter hire rates. We will be exposed to changes in charter rates with respect to our existing fleet and our remaining newbuild, depending on the ultimate growth of the global drybulk fleet. If we cannot enter into period time charters on acceptable terms, we may have to secure charters in the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. In our current fleet, as of February 24, 2023, 22 vessels will be available for employment in the first half of 2023. A material increase in the net supply of drybulk vessel capacity without corresponding growth in drybulk vessel demand could have a material adverse effect on our fleet utilization and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition and results of operations.

The market value of drybulk vessels is highly volatile, being related to charter market conditions, aging and environmental regulations. The market values of our vessels may significantly decrease which could cause us to breach covenants in our credit and loan facilities and our bond, and could have a material adverse effect on our business, financial condition and results of operations.

Our credit and loan facilities, which are secured by mortgages on our vessels, and our bond which is unsecured, require us to comply with collateral coverage ratios and satisfy certain financial and other covenants, including those that are affected by the market value of our vessels. The market values of drybulk vessels have generally experienced significant volatility within a short period of time. In recent years, the market prices for second-hand and newbuild drybulk vessels significantly declined in 2020 due to depressed market conditions as a result of Covid-19, recovered since then during 2021 and the first months of 2022, and have decreased during the last months of 2022 and the first months of 2023, as a result of prevailing charter market conditions. Before that, in the previous years, the market prices for second-hand and newbuild drybulk vessels experienced very low levels in 2016, when vessel values were reduced in a short period of time due to depressed market conditions, a significant increase in 2017, followed by a small increase in 2018 and 2019. The market value of our vessels fluctuates depending on a number of factors, including:

•general economic and market conditions affecting the shipping industry;

•rising interest rates and inflationary pressures;
•prevailing level of charter rates;
•supply of and demand for vessels;
•general vessel's condition and vessel's specification;
•vessel environmental performance (GHG rating, BWTS installation, Scrubbers installation, etc.);
•distressed asset sales, including newbuild contract sales during weak charter market conditions;
•lack of financing and limitations imposed by financial covenants affecting the market value of vessels ;
•competition from other shipping companies and other modes of transportation;
•configurations, types, sizes and ages of vessels;
•changes in governmental, environmental or other regulations that may limit the useful life of vessels; and
•technological advances.

We were in compliance with our covenants in our credit and loan facilities and our bond, in effect as of December 31, 2021 and December 31, 2022. If the market value of our vessels, or our newbuilds upon delivery to us, decline, we may breach some of the covenants contained in our credit and loan facilities and our bond. If we do breach such covenants and we are unable to remedy or our lenders refuse to waive the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing those loan and credit facilities. As a result of cross-default provisions contained in our loan and credit facility agreements and our bond, this could in turn lead to additional defaults under our financing agreements and the consequent acceleration of the indebtedness under those agreements and the commencement of similar foreclosure proceedings by other lenders and our bondholders. If our indebtedness was accelerated in full or in part, it would be difficult for us to refinance our debt or obtain additional financing on favorable terms or at all and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to continue our business.

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

Changes in labor laws and regulations, collective bargaining negotiations and labor disputes, and potential challenges for crew availability as a result of increasing difficulty in workforce recruitment in certain markets due to various reasons, including the war between Russia and Ukraine, could increase our crew costs and have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Crew costs are a significant expense for us under our charters. There is a limited supply of well-qualified crew. We bear crewing costs under our charters. Increases in crew costs may adversely affect our results of operations. In addition, labor disputes or unrest, including work stoppages, strikes and/or work disruptions or increases imposed by collective bargaining agreements covering the majority of our officers on board our vessels could result in higher personnel costs and significantly affect our financial performance. Furthermore, while we do not have any Ukrainian or Russian crew, the Company's vessels, currently do not sail in the Black Sea and the Company otherwise conducts limited operations in Russia and Ukraine, the extent to which this will impact the Company’s future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Changes in labor laws and regulations, collective bargaining negotiations and labor disputes, and potential shortage of crew due to the war between Russia and Ukraine, could increase our crew costs and have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

We are subject to regulations and liability under environmental laws that require significant expenditures, which can affect the ability and competitiveness of our vessels to trade, our results of operations and financial condition.

Our business and the operation of our vessels are regulated under international conventions, national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, in relation to potential environmental impacts. Regulations of vessels, particularly environmental regulations have become more stringent, including regulations related to marine pollution, BWTS implementation, exhaust gas emissions such as nitrogen oxides ("NOx") sulfur oxides ("SOx"), particulate matter, etc., as well as GHG emissions such as carbon dioxide ("CO2"), methane, etc. Some of those GHG emission regulations are expected to be further revised and become stricter in the future and associated with Emissions Trading Systems ("ETS"). As a result significant capital expenditures may be required on our vessels to keep them in compliance, and we may be required to pay increased prices for newbuild and secondhand vessels that meet these requirements.

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

Our Scrubber-fitted vessels may face difficulties from the price differential between VLSFO and HSFO, regulatory restrictions and shortage in availability of HSFO, while our non–scrubber fitted vessels may face difficulties in competing with Scrubber-fitted vessels and incur additional repairs and maintenance costs, affecting our results of operations.

A global 0.5% sulfur cap on marine fuels came into force on January 1, 2020, as agreed in amendments adopted in 2008 for Annex VI to MARPOL reducing the previous sulfur cap of 3.5%. Vessels may use either VLSFO or HSFO only if they are equipped with Scrubbers. In response to sulfur oxide emissions regulations, we have currently installed Scrubbers in 19 of our vessels and we expect to install three additional Scrubbers in the remainder of 2023 and one in 2024.

The viability of Scrubber investments mainly depends on the price differential between VLSFO, which usually are more expensive, and HSFO. The use of VLSFO between 2020 and 2022 had raised concerns in relation to excess wear of piston liners and fuel pumps. On the other hand a shortage of HSFO in certain ports had been experienced as only a small percentage of the global fleet was equipped with Scrubbers and the trading of HSFO may not continue be economical to fuel suppliers.

If the price differential between VLSFO and HSFO is narrower than expected due to among other things, a drop in oil prices and/or a reduced demand for oil, then we may not realize any return, or we may realize a lower return on our investment in Scrubbers than that which we expected, which could have a material adverse effect on our results of operations, cash flows and financial position. Conversely, if the price differential between VLSFO and HSFO is wider than expected, about half of our vessels that will not be equipped with Scrubbers may face difficulties in competing with vessels equipped with Scrubbers. Furthermore, restrictions of effluents from Scrubbers have been or are being considered to be imposed in various jurisdictions, mainly in ports, which may affect the viability of such investments. All the above could have a material adverse effect on our results of operations, cash flows and financial position.

See “Item 4. Information on the company. — B. Business Overview — IMO and other related regulations — Nitrogen and Sulfur Oxide Emission Regulations” for more information.

Environmental regulations in relation to climate change and GHG emissions may increase operational and financial restrictions, and environmental compliance costs .

A number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions due to concern over the risk of climate change. These regulatory measures may include, among others, the adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. GHG reduction measures adopted, or further additional measures to be adopted by the IMO, EU and other jurisdictions for achieving 2030 goals may impose operational and financial restrictions, carbon taxes or an emission trading system on less efficient vessels starting from 2023, gradually affecting younger vessels, even newbuilds after 2030, reducing their trade and competitiveness, increasing their environmental compliance costs, imposing additional energy efficiency investments, or even making such vessels obsolete. This or other developments may lead to environmental taxation affecting less energy efficient vessels, reduce their trade and competitiveness and make certain vessels in our fleet obsolete, which may result in financial impacts on our results of operations that we cannot predict with certainty at this time.This could have a material adverse effect on our business, financial condition and results of operations.

See “Item 4. Information on the company. — B. Business Overview — Regulations: Safety and the Environment - Greenhouse Gas Regulation – United Nations Framework Convention on Climate Change” for more information.

In response to the above GHG environmental regulations, we monitor CO2 vessel emissions pursuant to the International Maritime Organization's fuel oil consumption Data Collection System (“IMO DCS”) and to the European Monitoring, Reporting and Verification Regulation (“EU-MRV”), assessing in parallel the applicability of relevant energy efficiency measures. Furthermore, we have pursued a fleet renewal strategy having entered into memoranda of agreement for the acquisition of twelve in total environmentally advanced dry-bulk GHG-EEDI Phase 3 NOx-Tier III compliant newbuilds, three of which have already been delivered, four are scheduled to be delivered in the remainder of 2023, three in 2024 and two in the first half of 2025.

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

Specifically, we may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. Additionally, certain investors and lenders may exclude drybulk shipping companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors. Growing public concern about the environmental impact and the adverse consequences of climate change may also affect demand for our services, such as reduced demand for coal in the future, one of the primary cargoes carried by our vessels. Any long-term economic consequences of climate change could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time. If we are faced with limitations in the debt and/or equity markets as a result of these concerns, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to access funds to implement our business strategy or service our indebtedness, which could have a material adverse effect on our financial condition and results of operations.

Over the past few years, we have made publicly available our annual sustainability report where we present our environmental, social and governance strategy for the future, as well as the impact of our operations and business on society and the environment.

See “Item 4. Information on the company. — B. Business Overview" for more information.

However, in light of investors' increased focus on ESG matters, there can be no certainty that we will manage to successfully meet society's expectations as to our proper role. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or results of operations, including the sustainability of our business over time.

We are subject to complex laws and regulations, including international safety regulations and requirements imposed by our classification societies and the failure to comply with these regulations and requirements may subject us to increased costs and liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

We are subject to complex laws and regulations, such as international conventions, regulations and treaties, national laws, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations. In addition, vessel classification societies also impose significant safety and other requirements on our vessels. Because such conventions, laws, and regulations are often revised, we may not be able to predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Compliance with regulations and laws could limit our ability to do business or increase the cost of our doing business, which could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash.

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

The operation of our vessels is affected by the requirements set forth in the IMO ISM Code. Under the ISM Code, we are required to develop and maintain an extensive Safety Management System (“SMS”) that includes the adoption of a safety and environmental protection policy. Failure to comply with the ISM Code may subject us to increased liability, invalidate existing insurance or decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. For example, the U.S. Coast Guard and E.U. authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and E.U. ports. Currently, each of the vessels in our current fleet is ISM Code-certified, but we may not be able to maintain such certification at all times. If we fail to maintain ISM Code certification for our vessels, we may also breach covenants in certain of our credit and loan facilities that require that our vessels be ISM Code-certified. If we breach such covenants due to failure to maintain ISM Code certification and are unable to remedy the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit or loan facilities.See Item 4. Information on the Company-Business Overview-Environmental and Other Regulations for more information.

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

World events, including terrorist attacks, international hostilities and potential disruption of shipping routes due to events outside of our control, including the war between Russia and Ukraine, could negatively affect our results of operations and financial condition.

We conduct most of our operations outside of the U.S. and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East, North Africa and other countries and geographic areas, terrorist or other attacks and war or international hostilities. Terrorist attacks and the continuing response of the U.S. and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East and North Africa, the escalation of war between Russia and Ukraine, and the presence of U.S. or other armed forces in Iraq, Syria, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. These types of attacks have also affected vessels trading in regions such as the Black Sea, South China Sea and the Gulf of Aden off the coast of Somalia. The IMO’s extraordinary council session held on 10th and 11th March 2022, addressed the impacts on shipping and seafarers, as a result of the war in the Black Sea and the Sea of Azov. The IMO called for the need to preserve the integrity of maritime supply chains and the safety and welfare of seafarers and any spillover effects of the military action on global shipping, logistics and supply chains, in particular the impacts on the delivery of commodities and food to developing nations and the impacts on energy supplies. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

The war between Russia and Ukraine, which commenced in February 2022 and is still ongoing, has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the war in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase our costs and adversely affect our business, including our ability to secure charters and financing on attractive terms, and as a result, adversely affect our business, financial condition, results of operation and cash flows.

As a result of the war between Russia and Ukraine, Switzerland, the US, the EU, the UK and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. Such sanctions against Russia may adversely affect our business, financial condition, results of operation and cash flows. For example, apart from the immediate commercial disruptions caused in the war zone, escalating tensions among the two countries and fears of potential shortages in the supply of Russian crude have caused the price of oil to trade above $100 per barrel from February 28, 2022 to August 2, 2022. The ongoing war could result in the imposition of further economic sanctions against Russia, with uncertain impacts on the drybulk market and the world economy. While we do not have any Ukrainian or Russian crew, our vessels currently do not sail in the Black Sea and we otherwise conduct limited operations in Russia and Ukraine, it is possible that the war in Ukraine, including any increased shipping costs, disruptions of global shipping routes, any impact on the global supply chain and any impact on current or potential customers caused by the events in Russia and Ukraine, could adversely affect our operations or financial performance.

The outbreak and ongoing threat of Covid-19 or other public health threats and epidemics and the resulting disruptions to the international shipping industry, could negatively affect our business, financial performance and our results of operations.

On March 18, 2020, the outbreak of Covid-19 was declared a pandemic by the World Health Organization. Covid-19 has affected our industry, see “Item 4. Information on the company. — B. Business Overview — Corona Virus Outbreak” for more information. The extent and duration to which the Covid-19 outbreak and measures taken in response thereto may continue to negatively impact our business, financial performance and operating results, remain largely uncertain and dependent on the impact of future developments that cannot be accurately predicted at this time. Such developments may include, but are not limited to, the severity and transmission rate of potential new Covid-19 variants, the extent to which vaccines are available to our crew, and the effectiveness of the containment actions taken, such as travel and cargo restrictions. As a result, it is not possible to ascertain the overall future impact of Covid-19 on our business. However, the occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of Covid-19 and any new virus wave, could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and our ability to pay dividends.

While government restrictions have eased throughout 2022 and people have largely resumed pre-pandemic activities, the effects of Covid-19 continue to linger in the global economy and our supply chain. The effects of restrictions on our operations, including future restrictions and extended periods of remote work arrangements, could strain our business continuity plans, introduce operational risk, including but not limited to cybersecurity risks, and impair our ability to manage our business. The Covid-19 pandemic presents material uncertainty and risk with respect to our financial condition, results of operations, cash flows and performance. Future disruptions and governmental actions, due to Covid-19 or a different epidemic or pandemic, combined with any associated economic and/or social instability or distress, may have an adverse impact on our results of operations, financial condition and cash flows.

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

The operation of a drybulk vessel has certain unique operational and technical risks which include mechanical failure, collision, property loss, cargo loss or damage as well as personal injury, illness and loss of life and could lead to an environmental disaster. Drybulk vessels may develop unexpected mechanical and operational problems due to several reasons including improper maintenance and weather conditions. We operate certain of our vessels using VLSFO, some of which, under certain conditions, may cause loss of the vessel’s main engine power with severe results that can lead to collision and loss of a vessel.

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

In the ordinary course of business, we rely on information technology networks and systems to process, transmit, and store electronic information and to manage or support a variety of business processes and activities. Our information systems and networks could become targeted and attacked by individuals or organized groups. Our vessels may also rely on information systems for parts of their navigation, propulsion, power control, communications and cargo operations. Safety measures are in place to secure our vessels against cyber-security attacks and disruptions to their information systems. These measures may not adequately prevent security breaches from constantly evolving and increasingly sophisticated threats. A cyber attack could materially and adversely affect our business operations, financial condition, results of operations and cash flows and our reputation. In addition, cyber attacks could lead to potential unauthorized access to our systems targeting ransomware, data theft, loss and corruption, disclosure of proprietary or confidential information or, personal data. Cyber attacks on our vessels may also lead to potential unauthorized access to, or service interruptions, denial or manipulation of the navigational systems of our vessels, which could result in hazardous accidents. There is no assurance that we will not experience these service interruptions or cyber attacks in the future. Further, as the methods of cyber attacks continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures, or to investigate and remedy any vulnerabilities to cyber attacks. Moreover, we do not carry cyber attack insurance to cover the aforementioned risks to our information technology. A cyber attack could also lead to litigation, fines, other remedial action, heightened regulatory scrutiny and reputational damage. In addition, our remediation efforts may not be successful, and we may not have adequate insurance to cover these losses. These information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns, hardware or software failures, power outages, computer viruses, cyber attacks, telecommunication failures, user errors or catastrophic events. Risks and vulnerabilities can also arise out of inadequacies in design, integration and/or maintenance of information technology systems , as well as lapses in cyber discipline. Furthermore, as of May 25, 2018, data breaches on personal data, as defined in the European General Data Protection Regulation, could lead to administrative fines up to €20 million or up to 4% of the total worldwide annual turnover of the company, whichever is greater. Our information technology systems are becoming increasingly integrated, so damage, disruption or shutdown to the system could result in a more widespread impact. If our information technology systems suffer severe damage, disruption or shutdown, and our business continuity plans do not effectively resolve the issues in a timely manner, our operations could be disrupted and our business and reputation could be negatively affected. Moreover, cyber attacks against the Ukrainian government and other countries in the region have been reported in connection with the war between Russia and Ukraine. To the extent such attacks have collateral effects on global critical shipping infrastructure or on us, such developments could adversely affect our business, operating results and financial condition.
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
Our operations expose us to the risk that increased trade protectionism from China, other countries in the Asian region, the United States or other nations will adversely affect our business. If the global recovery is undermined by downside risks and the economic downturn returns, or if the regulatory environment otherwise dictates, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism affecting the markets that our charterers serve may cause (i) a decrease in cargoes available to our charterers in favor of domestic charterers and domestically owned ships and (ii) an increase in the risks associated with importing goods to such markets. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and restricting currency exchanges within China. Further, on January 23, 2017, former President Trump signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. Further, in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. Throughout 2018 and 2019, former President Trump called for substantial changes to foreign trade policy with China and raised, and proposed to further raise in the future, tariffs on several Chinese goods in order to reverse what he perceived as unfair trade practices that have negatively impacted U.S. businesses. The announcement of such tariffs has triggered retaliatory actions from foreign governments, including China, and may trigger retaliatory actions by other foreign governments, resulting in a “trade war.” The trade war has had the effect of reducing the supply of goods available for import or export and has therefore resulted in a decrease in demand for shipping. On January 15, 2020, the United States and China signed the Phase One Deal, agreeing to the rollback of tariffs, expansion of trade purchases, and renewed commitments on intellectual property, technology transfer, and currency practices deescalating the trade war. Under the Phase One Deal the U.S. has committed to reduce tariffs from 15 % to 7.5% on US$120 billion worth of goods and China has agreed to halve tariffs on 1,717 U.S. goods, lowering the tariff on some items from 10% to 5%, and others from 5 % to 2.5%, which both took effect on February 14, 2020. On January 19, 2022 U.S. President Joe Biden said he will not lift tariffs on Chinese imports since Beijing has not abided by the Phase One Deal. Subsequently, in May 2022, US President Joe Biden stated that discussions were ongoing about potentially dropping trade tariffs on China that were imposed by former US President Trump.

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

The ability and willingness of each of our counterparties to perform its obligations under a period time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. If we enter into period time charters with charterers when charter rates are high and charter rates subsequently fall significantly, charterers may seek to renegotiate financial terms or may default on their obligations. Additionally, charterers may attempt to bring claims against us based on vessel performance or cargo loading or unloading operations, seeking to renegotiate financial terms or avoid payments. Also, our charterers may experience financial difficulties due to prevailing economic conditions or for other reasons, and as a result may default on their obligations. In past years, the industry experienced numerous incidents of charterers renegotiating their charters or defaulting on their obligations thereunder. In December 2020, we agreed to the early termination of an existing charter of a Capesize-class vessel at the request of the charterer which was contractually due to expire in January 2024. In exchange for the early redelivery of the vessel, the charterer paid us cash compensation of $8.1 million. The vessel was subsequently deployed under a new period time charter with a different charterer for a duration of 12 to 14 months at a gross daily charter rate linked to the 5 TC Baltic Exchange Capesize Index ("BCI-180 5TC'') times 119%. As of February 24, 2023, we had not received any additional notice of early redelivery or termination from any of our charters. If a charterer defaults on a charter, we will, to the extent commercially reasonable, seek the remedies available to us, which may include arbitration or litigation to enforce the contract, although such efforts may not be successful. Should a charterer default on a period time charter, we may have to enter into a charter at a lower charter rate, which would reduce our revenues. If we cannot enter into a new period time charter, we may have to secure a charter in the spot market, where charter rates are volatile and revenues are less predictable. It is also possible that we would be unable to secure a charter at all, which would also reduce our revenues, and could have a material adverse effect on our business, financial condition, results of operations, loan and credit facility covenants and cash flows.

We depend on a limited number of customers for a large part of our revenues and the loss of one or more of these customers could have a material adverse effect on our business, financial condition and results of operations.

We expect to derive a significant part of our revenues from a limited number of customers. During the year ended December 31, 2022, two of our charterers each accounted for more than 10.0% of our revenues and in previous periods some of our charterers each accounted for more than 10.0% of our revenues. We could lose a customer for many different reasons, including:

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

As of February 24, 2023, we intend to pursue a fleet renewal strategy having entered into contracts for the acquisition of nine environmentally advanced Japanese and Chinese dry-bulk GHG-EEDI Phase 3 NOx-Tier III compliant newbuilds, scheduled to be delivered four in 2023, three in 2024 and two in the first half of 2025. We may contract additional newbuild vessels or make selective acquisitions of additional second-hand vessels. Our future growth will primarily depend on our ability to locate and acquire suitable vessels, enlarge our customer base, operate and supervise any newbuilds we may order and obtain required debt or equity financing on acceptable terms.

A delay in the delivery to us of any such vessel, or the failure of the shipyard to deliver a vessel at all, could cause us to breach our obligations under a related charter and could adversely affect our earnings. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.
A shipyard could fail to deliver a newbuild on time or at all because of:

•work stoppages or other hostilities, political, economic or other disturbances that disrupt the operations of the shipyard, including as a result of Covid-19;
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

As of February 24, 2023, the vessels in our current fleet had an average age of 10.5 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. We estimate the useful life of our second-hand vessels to be 25 years from the date of built. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations will be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

Our ability to obtain financing on favorable terms due to the unavailability of debt and equity capital and the deterioration of the global banking markets may adversely impact our business. If economic conditions globally continue to be volatile, it could impede our operations.

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

Despite the uncertainty of growth in China with 8.1% global gross domestic product (''GDP'') increase for 2021, a 3% increase in 2022, a 5.2% and 4.5% global GDP forecasted increase for 2023 and 2024, respectively, following the recent lifting of Covid-19 restrictions, the projected economic growth in the U.S. and the E.U. with a forecast for 1.4% and 0.7% GDP growth for 2023, respectively, any adverse developments in relation to trade war, Ukraine war or Covid-19 may affect credit markets globally and increase volatility of global economic conditions which could impede our results of operations and financial condition.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of February 24, 2023, the average age of the vessels in our current fleet was 10.5 years. As our vessels age, they may become less fuel and energy efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage, which could adversely affect our ability to operate our vessels profitably. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Twenty-five vessels in our fleet were over ten years old as of December 31, 2022. We may encounter higher operating and maintenance costs due to the age and condition of those vessels. In addition, if in the future we acquire additional second-hand vessels, such vessels may develop unexpected mechanical and operational problems despite adherence to regular survey schedules and proper maintenance. We cannot obtain the same knowledge about the condition of a second-hand vessel compared to a newbuild through the performed inspection prior to the purchase of such second-hand vessel nor about the cost of any required (or anticipated) repairs that we would have had if this vessel had been built for and operated exclusively by us. We will have the benefit of warranties on newly constructed vessels; we may not receive the benefit of warranties on second-hand vessels.

Due to our lack of vessel diversification, supply chain issues and adverse developments in the drybulk transportation business could adversely affect our business, financial condition and operating results.

 We derive all our revenues exclusively from our business operations in the drybulk transportation industry, unlike other shipping companies which have vessels that carry liquefied gas, crude oil and oil products. Since we depend exclusively on the transport of drybulk, an adverse market development in the drybulk sector of the transportation industry, such as the reduction of coal trade due to environmental concerns or the disruption of the grains trade due to war in Ukraine could therefore have a stronger impact on our business, results of operations, cash flows and financial condition, than if we had multiple sources of revenues, lines of businesses or types of assets.

As a result of discontinuance of LIBOR quotations, our existing LIBOR-based borrowings will be converted to alternative reference rates, such as SOFR, plus a spread adjustment, which could result in higher interest costs than if LIBOR remained available, and could have a material adverse effect on our operating results, cash flows, and financial condition.

In July 2017, the U.K. Financial Conduct Authority ("FCA") announced that it would phase out LIBOR as a benchmark by the end of 2021. In March 2021, the FCA and ICE Benchmark Administration Limited (the administrator of LIBOR) announced that all LIBOR settings would either cease to be published by any benchmark administrator, or no longer be representative immediately after December 31, 2021 for all GBP, EUR, CHF and JPY LIBOR rates and one-week and two-month USD LIBOR settings, and immediately after June 30, 2023 for overnight and one, three, six and twelve-month USD LIBOR settings. In January 1, 2022, publication of one-week and two-month USD LIBOR ceased, and regulated U.S. financial institutions are no longer permitted to enter into new contracts referencing any LIBOR settings.

The Alternative Reference Rates Committee (the “ARRC”), a committee convened by the Federal Reserve Board and the Federal Reserve Bank of New York, has proposed replacing USD LIBOR with SOFR, a new index based on trading in overnight repurchase agreements. The methodology of calculating SOFR is different to that of LIBOR, as SOFR is calculated using short-term repurchase agreements backed by U.S. Treasury securities and is backward looking, while LIBOR is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. In addition since SOFR is a secured rate backed by government securities, it does not take into account bank credit risk (as is the case with LIBOR). SOFR also may be more volatile than LIBOR. In July 2021, the ARRC formally recommended the use of forward-looking term rates based on SOFR published by CME Group (the “Term SOFR”) on commercial loans. While Term SOFR matches more closely the term structure and forward-looking features of LIBOR, as a calculation based on a secured overnight financing rate it still does not match the credit risk-sensitive nature of LIBOR as an unsecured term rate. At this time, there is no guarantee that such transition from LIBOR to SOFR will not result in financial market disruptions.

As of December 31, 2022, our obligations under our secured credit facilities, which accrue interest based on LIBOR with maturities extending past June 30, 2023 amounted to approximately $228.1 million. We have already agreed upon the replacement benchmark on $10.5 million of such facilities and will need to negotiate the replacement benchmark rate with SOFR on the remainder of the facilities. In addition, any other contracts entered into in the ordinary course of business, which currently refer to, use or include LIBOR may also be impacted. According to current market practice, existing LIBOR-based borrowings will be converted to SOFR-based plus a spread adjustment, to account for the different methodology of the two benchmark rates. The differences between LIBOR and SOFR, plus the recommended spread adjustment, could result in higher interest costs than if LIBOR remained available, which could have a material adverse effect on our operating results, cash flows, financial condition, and ability to pay dividends.

Our financial instruments may require changes to documentation as well as enhancements and modifications to systems, controls, procedures and models, which could present operational and legal challenges for us and counterparties. There can be no assurance that we will be able to modify all existing financial instruments before the discontinuation of LIBOR which could have a material adverse effect on our financing costs, and as a result, our financial condition, operating results and cash flows.

We are and will be exposed to floating interest rates and may selectively enter into interest rate derivative contracts, which can result in higher than market interest rates and charges against our income.

The loans under our credit facilities are generally advanced at a floating rate based on LIBOR or SOFR, which is volatile and can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In order to manage our exposure to interest rate fluctuations, we may, from time to time, use interest rate derivatives to effectively fix some of our floating rate debt obligations. As of February 24, 2023, we do not have any interest rate hedging arrangements in place. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives, while adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our liquidity.

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

We generate substantially all of our revenues in U.S. dollars, but in 2022 we incurred approximately 26.6% of our vessel operating expenses in currencies other than the U.S. dollar, of which 61.1% was denominated in Euros. In addition, we incurred the majority of our management fees in Euros, and this will continue in the future. In February 2022, one of our subsidiaries issued a non-amortising unsecured bond in the amount of €100,000,000, which is listed in the Athens Stock Exchange (the "Bond"). The Bond is guaranteed by us and pays a coupon of 2.95% on a semi-annual basis. It matures in February 2027 and may be redeemed at our option in part or in full after February 2024, subject to the payment of a premium ranging from 1.5% to 0.5% of the redeemed amount depending on the timing of the redemption. We have entered into arrangements to counterbalance the currency risk arising from the Bond redemption for 40% of the outstanding amount, while we have not entered into any arrangements to counterbalance the currency risk arising from the coupon payments. As of December 31, 2022, all of our secured indebtedness, as well as the amounts due under the contracts for the acquisition of the nine newbuild vessels currently in our orderbook, were denominated in U.S. dollars. We have historically entered into shipbuilding contracts and purchase of vessels whereby part of the contract price was payable in Japanese yen and Singapore dollars. Also, new credit facilities and financing agreements, purchase of vessels or newbuild contracts may be denominated in or permit conversion into currencies other than the U.S. dollar. The use of different currencies could lead to fluctuations in our net income due to changes in the value of the U.S. dollar relative to other currencies, in particular the Euro and the Japanese yen. We have only partially hedged our overall currency exposure, and, as a result, our results of operations and financial condition, denominated in U.S. dollars, and our ability to pay dividends, could suffer.

Inflation pressures across the world economies and the rise in central bank rates could lead to subpar economic growth, declining market conditions and eventually contraction for a number of emerging and advanced economies, hamper the fragile recovery of world economies and could adversely affect dry-bulk world trade and freight markets, the cost of our capital, financing, loan and credit facilities and the cost of our overall indebtedness which could have a material adverse effect on our business, financial condition and results of operations.

The world economy is facing a number of challenges related to geopolitical tensions, which have or may be developed to conflicts such as the Russian war in Ukraine and tensions between the United States and China in relation to Taiwan and the South China Sea region, as well as pandemics that have occured (Covid-19), or may appear in the future. Such events have led to large scale disruptions including disruptions in the supply chains, energy and commodity markets and subsequently to a high inflation environment. Global inflation is expected to reach 8.8% in 2022 and there are projections of a gradual reduction to 6.6% in 2023, still well above pre-pandemic levels of about 3.5%, as per the International Monetary Fund January 2023 World Economic Outlook forecast.

Central banks have increased interest rates to combat inflation. The Federal Reserve has aggressively increased the federal fund interest rate by 450 basis points during the last twelve months to 4.75%, and the European Central Bank has raised interest rates by 300 basis points to 3.25% during the last twelve months, both with the intention to either further increase and/or maintain such high interest rates as long as it is needed.

As a result, global economic conditions and global financial markets have been, and continue to be, volatile and certain countries may face recession and uncertainty surrounding the potential for continued economic growth, which could lead to reduced demand for transportation of dry-bulk commodities and reduced charter rates. Global growth is projected to fall from an estimated 3.4% in 2022 to 2.9% in 2023 as per the International Monetary Fund January 2023 World Economic Outlook forecast.

Tighter monetary conditions and lower growth or recession as a result of the inflationary environment could potentially affect the financial and debt stability.We cannot predict how long the current global inflationary conditions and high interest rates will last. In addition, the recent developments in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or further significant inflationary pressures, due to the increases in fuel prices following the sanctions imposed on Russia. Industry-wide inflationary pressures may affect the shipping industry in general and dry-bulk shipping specifically and could adversely affect our business and financial results by reducing our revenue due to low freight market conditions, increasing the costs of financing, loan and credit facilities, the cost of our operating expenses including our crew cost and our overall indebtedness, which could have a material adverse effect on our business, financial condition and results of operations.

Restrictive covenants in our existing credit facilities and financing agreements including our Bond, impose, and any future credit facilities and financing agreements will impose, financial and other restrictions on us, and any breach of these covenants could result in the acceleration of our indebtedness and foreclosure on our vessels.

We have substantial indebtedness. As of December 31, 2022, we had $422.6 million outstanding under our credit facilities and financing agreements.

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

Certain of our existing credit facilities require our subsidiaries to maintain financial ratios and satisfy financial covenants. Depending on the credit facility, certain of our subsidiaries are subject to financial ratios and covenants requiring that these subsidiaries:

•ensure that the market value of the vessel mortgaged under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below 112%, 115%, 120% or 135%, as the case may be (the “Minimum Value Covenant”);
•maintain at all times a minimum cash balance per vessel with the respective lender from $200,000 to $500,000 as the case may be; and
•ensure that we comply with certain financial covenants under the guarantees described below.
In addition, under our loan agreements or under guarantees we have entered into with respect to certain of our subsidiaries’ credit facilities including our Bond, we are subject to financial covenants. Depending on the facility, these financial covenants include the following as of February 24, 2023:

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

In March 2022, we declared and paid a cash dividend of $0.05 per share of Common Stock, and have since declared and paid another four consecutive cash dividends, each of $0.05 per share of Common Stock. The March 2022 dividend was the first one we paid on our shares of Common Stock since August 2015. The declaration and payment of future dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. There is no guarantee that the Company’s Board of Directors will determine to issue cash dividends in the future. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, fleet employment profile, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth, fleet renewal and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions. Therefore, we might continue not paying dividends on our shares of Common Stock in the future.

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

Under the terms of certain of our existing credit facilities, we are not permitted to pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend. We expect that any future credit facilities will also have restrictions on the payment of dividends. In addition, cash dividends on our Common Stock are subject to the priority of dividends on the 804,950 outstanding shares of Series C Preferred Shares and 3,195,050 outstanding shares of Series D Preferred Shares as of December 31, 2022.

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

All of our Managers are privately held companies, and there is little or no publicly available information about them; an investor could have little advance warning of problems affecting our Managers that could have a material adverse effect on us.

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

Our chief executive officer, Polys Hajioannou, controls both of our Managers. Polys Hajioannou, directly and through entities controlled by him, owns approximately 40.70% of our outstanding Common Stock as of February 24, 2023 (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” for more information). These relationships could create conflicts of interest between us, on the one hand, and our Managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies affiliated with our Managers or our chief executive officer. To the extent we elect not to exercise our right of first refusal with respect to any drybulk vessel that may be acquired by companies affiliated with our chief executive officer, such companies could acquire and operate such drybulk vessels in competition with us. In addition, although under our Management Agreements our Managers will be required to first provide us any chartering opportunities in the drybulk sector, our Managers are not prohibited from giving preferential treatment in other areas of its management to vessels that are beneficially owned by related parties. In addition, under our restrictive covenant arrangements with Mr. Hajioannou and certain entities affiliated with him, he and such entities may own, operate or finance a maximum of eight drybulk vessels on the water at any one time or enter into an unlimited number of contracts with shipyards for newbuild drybulk vessels as part of his estate or family planning. Any such drybulk vessels are not required to be managed by either of our Managers, and Mr. Hajioannou and his related entities are not required to first provide chartering opportunities to us with respect to such vessels. Additionally, our restrictive covenant arrangements permit Mr. Hajioannou to acquire up to a 35% ownership stake in any Minority Invested Business (as defined below) developed from a permitted acquisition, subject to certain requirements, including a commitment that, unless approved by the majority of our independent directors, no drybulk vessels owned by such Minority Invested Business will be managed by either of our Managers or any other person or entity in which Mr. Hajioannou has an ownership interest. These conflicts of interest may have an adverse effect on our business, financial condition and results of operations.

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

Our future success depends, to a significant extent, upon our chief executive officer, Polys Hajioannou, and certain other members of our senior management and of our Managers. Polys Hajioannou has substantial experience in the drybulk shipping industry and for over 30 years has worked with us, our Managers and their predecessor. He and other members of our senior management and of our Managers manage our business and their performance is crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us or our Managers, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition could suffer. We do not maintain, and do not intend to maintain, “key man” life insurance on any of our executive officers.

The provisions in our restrictive covenant arrangements with our chief executive officer and certain entities affiliated with him restricting their ability to compete with us, like restrictive covenants generally, may not be enforceable.

Our chief executive officer, Polys Hajioannou, and certain entities affiliated with him have entered into restrictive covenant agreements with us under which they are precluded from competing with us during either (i) with respect to Polys Hajioannou, the term of his service with us as executive and director and for one year thereafter, or (ii) with respect to entities affiliated with Polys Hajioannou, during the term of the Management Agreements and for one year following the termination of our Management Agreements, in each case subject to certain exceptions. Courts generally do not favor the enforcement of such restrictions, particularly when they involve individuals and could be construed as infringing on such individuals’ ability to be employed or to earn a livelihood. Our ability to enforce these restrictions, should it ever become necessary, will depend upon the circumstances that exist at the time enforcement is sought. A court may not enforce the restrictions as written by way of an injunction and we may not necessarily be able to establish a case for damages as a result of a violation of the restrictive covenants.

Our vessels call on ports located in Iran and Syria, which are identified by the United States government as state sponsors of terrorism and are subject to United States economic sanctions, which could be viewed negatively by investors and adversely affect the trading price of our Common Stock and Preferred Shares.

From time to time, vessels in our fleet have called and/or may call on ports located in countries identified by the United States government as state sponsors of terrorism and subject to United States economic sanctions. From January 1, 2020 through December 31, 2020, vessels in our fleet did not make any calls on ports in Iran and Syria out of a total of 809 calls made on worldwide ports. From January 1, 2021 through December 31, 2021, vessels in our fleet did not make any calls on ports in Iran and Syria out of a total of 680 calls made on worldwide ports. From January 1, 2022 through December 31, 2022, vessels in our fleet did not make any calls on ports in Iran and Syria out of a total of 690 calls made on worldwide ports. Iran and Syria are identified by the United States government as state sponsors of terrorism. Although these designations and controls do not prevent our vessels from making calls on ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our Common Stock. Investor perception of the value of our Common Stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Our policy is for our vessels to avoid making calls on ports in Iran and Syria unless, in the case of Iran, the charterer represents to us that the cargo is not in contravention with any E.U., U.S. or United Nation sanctions and the export of such cargo has been authorized by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

If our vessels call on ports located in countries that are subject to sanctions and embargoes imposed by the U.S. or other governments, it could adversely affect our reputation and the market for our shares. The U.S. government and other authorities have made certain countries subject to certain sanctions and embargoes or have identified countries or other authorities as state sponsors of terrorism. From time to time, on charterers’ instructions, our vessels may call on ports located in such countries. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.In addition, charterers and other parties that we have previously entered into contracts with regarding our vessels may be affiliated with persons or entities that are now or may become the subject of sanctions imposed by the U.S. government, the E.U. and/or other international bodies. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such sanctions, we may suffer reputational harm and our results of operations may be adversely affected. Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretation. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our securities. For example, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. The determination by these investors not to invest in, or to divest, our shares may adversely affect the price at which our shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn result in liability for the Company or negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third-parties that are unrelated to those countries or entities controlled by their governments.

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

We are incorporated under the laws of the Republic of the Marshall Islands, and our Managers’ business is operated primarily from their offices in Limassol, Cyprus, Athens, Greece and Monaco. In addition, a majority of our directors and officers are or will be non-residents of the United States, and all of our assets and a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under the securities laws or otherwise. You may also have difficulty enforcing, both within and outside of the United States, judgments you may obtain in the United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. There is also substantial doubt that the courts of the Republic of the Marshall Islands, the Republic of Cyprus or Greece would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.

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

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
Under some jurisdictions, vessels used for the conveyance of illegal drugs could subject the vessels to forfeiture to the government of such jurisdiction. Vessels in our fleet may call in ports in South America and other areas where smugglers, during vessel operations, and without our knowledge, may attempt to hide drugs and other contraband on those vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any member of the vessels' crew, we may face governmental or other regulatory claims or penalties which could have an adverse effect on our reputational, our business, results of operations, cash flows and financial condition.

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

As of February 24, 2023, Polys Hajioannou owns or controls approximately 40.70%, of our outstanding Common Stock (see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders” for more information). Polys Hajioannou is the largest shareholder of the Company and is able to significantly influence the outcome of matters on which our shareholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions including mergers, sales of assets or other similar transactions. The interests of Polys Hajioannou may be different from yours.

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

In November 2018, one of our subsidiaries entered into a memorandum of agreement with an unaffiliated seller to acquire a Japanese-built, dry-bulk Post-Panamax class resale newbuild vessel. We had the option to finance up to 50% of the purchase price of the vessel through the issuance of our Common Stock to the seller. In November 2018, November 2019 and April 2020, we exercised our option and issued 1,441,048, 3,963,964 and 2,951,699 shares of our Common Stock respectively to the seller, to finance the first installment of $3.3 million, the second installment of $6.6 million and part of the third installment of $3.3 million, respectively of the purchase price of the vessel.

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

In August 2020, the Company filed a prospectus supplement with the SEC and entered into a sales agreement (the “Sales Agreement”) with a sales agent (the “Sales Agent”), under which we may offer and sell shares of Common Stock from time to time up to aggregate net offering proceeds of $23.5 million through an ATM Program. In May 2021, the Company filed a supplement to the August 2020 prospectus supplement and increased its potential net offering proceeds under the ATM Program to $100.0 million. As of December 31, 2021, the Company had offered to sell and had sold 19,417,280 shares of common stock and had received aggregate net offering proceeds of $71.5 million under the ATM Program. The Company had not offered to sell and has not sold any additional common shares under the ATM Program in the fourth quarter of 2021 or in 2022, as of February 24, 2023.

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

The Company may, from time to time, repurchase Common Stock or Preferred Shares in the open market, in privately negotiated transactions or otherwise, depending upon several factors, including market and business conditions, the trading price of our Common Stock and other investment opportunities. The repurchase programs may be limited, suspended or discontinued at any time without prior notice. In June 2019, we announced a share repurchase program under which we could, from time to time, purchase up to 5,000,000 shares of Common Stock in the aggregate on the open market. In March 2020, we expanded such share repurchase program to provide for the repurchase of an additional 1,500,000 shares of Common Stock on the open market. In March 2020, we announced a preferred share repurchase program under which we could, from time to time, purchase up to 100,000 shares of each of our Series C Preferred Shares and Series D Preferred Shares on the open market. Additionally, In March 2022, we issued a notice of redemption of 1,492,554 of the outstanding Series C Preferred Shares. The redemption was completed on April 29, 2022, at a redemption price of $25.00 per Series C Preferred Share in the amount of $37.3 million plus all accumulated and unpaid dividends to, but excluding, the redemption date, of $0.7 million. Following the redemption, there were 804,950 Series C Preferred Shares outstanding, as of December 31, 2022. In June 2022, we authorized a program under which we could, from time to time, purchase up to 5,000,000 shares of Common Stock in the aggregate on the open market. As of February 24, 2023, 2,807,418 shares of common stock had been repurchased and cancelled under the repurchase program. Repurchases of our Common Stock or Preferred Shares pursuant to any repurchase programs could affect our stock price and increase trading volatility.

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

The Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Preferred Shares may be required to bear the financial risks of an investment in the Preferred Shares for an indefinite period of time. Our Preferred Shares are subordinate to all of our existing and future indebtedness and to any other senior securities we may issue in the future with respect to assets available to satisfy claims against us. Each series of our Preferred Shares rank pari passu with one another and any class or series of capital stock established after the original issue date of such preferred shares that is not expressly subordinated or senior to such preferred shares as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up. As of December 31, 2022, we had aggregate debt outstanding of $422.6 million, of which $45.7 million payable within the next 12 months. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends on or redeem preferred shares. In March 2022, we issued a notice of redemption of 1,492,554 of the outstanding Series C Preferred Shares. The redemption was completed on April 29, 2022, at a redemption price of $25.00 per Series C Preferred Share in the amount of $37.3 million plus all accumulated and unpaid dividends to, but excluding, the redemption date, of $0.7 million. Following the redemption, there were 804,950 Series C Preferred Shares outstanding, as of December 31, 2022. Our articles of incorporation currently authorize the issuance of up to 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of December 31, 2022, 804,950 shares of Series C Preferred Shares and 3,195,050 shares of Series D Preferred Shares were issued and outstanding. Of the blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a shareholders rights plan as described under “Item 10. Additional Information—B. Articles of Incorporation and Bylaws—Shareholders Rights Plan.” The issuance of additional preferred shares on a parity with or senior to the Preferred Shares would dilute the interests of holders of such shares, and any issuance of preferred shares senior to such preferred shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Preferred Shares.

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

We are an international company that conducts business throughout the world. Tax laws and regulations are highly complex and subject to interpretation. A non-United States corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (a) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (b) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. In particular, United States holders who are individuals would not be eligible for preferential tax rates otherwise applicable to qualified dividends.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders would face adverse United States tax consequences. See “Item 10. Additional Information—E. “Tax Considerations—United States Federal Income Tax Considerations—United States Federal Income Taxation of United States Holders” for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

ITEM 4.	INFORMATION ON THE COMPANY

A.    History and Development of the Company

Safe Bulkers, Inc. was incorporated in the Republic of the Marshall Islands on December 11, 2007, for the purpose of acquiring ownership of various subsidiaries that either owned or were scheduled to own vessels. Polys Hajioannou our chief executive officer, has a long history of operating and investing in the international shipping industry, including a long history of vessel ownership. Vassos Hajioannou, the late father of Polys Hajioannou, our chief executive officer, first invested in shipping in 1958. Polys Hajioannou has been actively involved in the industry since 1987, when he joined the predecessor of Safety Management.

Over the past 29 years under the leadership of Polys Hajioannou, we have sold or contracted to sell 24 drybulk vessels during periods of what we viewed as favorable second-hand market conditions and have contracted to acquire 61 drybulk newbuilds and 14 drybulk second-hand vessels. Also under his leadership, we have expanded the classes of drybulk vessels in our fleet and the aggregate carrying capacity of our fleet has grown from 887,900 dwt prior to our initial public offering in May 28, 2008 to 4,455,600 dwt as of February 24, 2023. Information on our capital expenditure requirements are discussed in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” The quality and size of our current fleet, together with our long-term relationships with several of our charter customers, are, we believe, the results of our long-term strategy of maintaining a high quality fleet, our broad knowledge of the drybulk industry and our strong management team. In addition to benefiting from the experience and leadership of Polys Hajioannou, we also benefit from the expertise of our Managers which, along with their predecessor, have specialized in drybulk shipping since 1965. In June 2008, we completed an initial public offering of our Common Stock in the U.S. and our Common Stock began trading on the NYSE. Our principal executive office is located at Apt. D11, Les Acanthes, 6, Avenue des Citronniers MC 98000 Monaco. Our registered address in the Republic of the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands, MH96960 and telephone numbers are +30 2 111 888 400 and +357 25 887 200. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that we file electronically with the SEC.

B.    Business Overview

We are an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest consumers of marine drybulk transportation services. As of February 24, 2023, we had a fleet of 44 drybulk vessels, with an aggregate carrying capacity of 4,455,600 dwt.

We employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions, with some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with relatively stable cash flow and high utilization rates, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions. We are focused on owning a modern, well-maintained fleet with the best designs in the shipping dry-bulk sector, targeting to reduce the environmental impact from our operations. Over the past several years, we have made publicly available our annual sustainability report, where we present in detail our environmental, social and governance strategy for the future, as well as the impact of our operations and business on society and the environment. We believe that placing ESG at the very heart of our corporate strategy, will enable us to continue to have access to capital, enjoy existing and future investors' trust, reduce our fleets' carbon footprint and remain competitive in the dry bulk market.

Our ESG Strategy

During previous years, a number of countries and the IMO, have adopted regulatory frameworks to reduce GHG emissions (increased energy efficiency standards for existing vessels and newbuilds, classification of vessels on the basis of annual CO2 emissions, cap and trade regimes, carbon taxes, and incentives or mandates for renewable energy), due to concerns over the risk of climate change. GHG emissions reduction measures for achieving 2030 goals, adopted by the IMO, EU and other jurisdictions, may impose operational and financial restrictions such as carbon taxes or an emission trading system ETS on the basis of CO2 emissions affecting more the less efficient vessels, reducing their trade and competitiveness, increasing their environmental compliance costs, imposing additional energy efficiency investments, or even making such older, less energy efficient vessels obsolete. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices hindering access to capital and reallocating capital as a result of their assessment of a company’s ESG practices.

Safe Bulkers, targeting to reduce the environmental impact of our operations, and increase the sustainability of our business over time, has placed ESG at the heart of our corporate strategy and has undertaken significant investments with the purpose of increasing our fleet's environmental competitiveness and successfully meet society's expectations as to our proper role. In light of investors' increased focus on ESG matters and in response to the GHG environmental regulations, we have assessed the applicability of relevant energy efficiency measures, and decided to pursue a two-fold strategy: i) a comprehensive fleet renewal program consisting of several newbuild orders with advanced energy efficiency characteristics, the acquisition of younger second-hand vessels and the sale of older, less efficient vessels at suitable times and ii) a program for environmental upgrading of existing vessels in our fleet during their dry-dockings.

As of February 24, 2023, our fleet consisted of 44 vessels, 12 of which are eco-ships built after 2014, with superior energy efficiency characteristics compared to past-2014 designs, and three vessels built 2022 onwards, compliant with the most recent IMO GHG Phase 3 - NOx Tier III regulations. In addition, the Company's outstanding orderbook consists of nine newbuilds compliant with the IMO GHG Phase 3 - NOx Tier III regulations to be delivered four in 2023, three in 2024 and two in the first half of 2025, and following all scheduled deliveries, reaching 24 vessels with improved energy efficiency characteristics. The aggregate capital expenditures for all twelve of our newbuilds exceeded $400 million.

During 2021, 2022 and until February 24, 2023, the Company has sold eight vessels with total deadweight of 0.63 million tonnes and of 14.6 years average age with aggregate gross sale proceeds of $125.7 million and acquired seven second-hand vessels with total deadweight of 0.97 million tonnes and of 9.2 years average age at an aggregate gross acquisition cost of $187.0 million.

In parallel and as of February 24, 2023, we have completed environmental upgrades on seven vessels and we are continuing our vessel environmental upgrade program which involves application of low friction paints and installation of energy saving devices, scheduling to have upgraded 20 existing vessels by the end of 2023.

While we are investing in newbuilds, relatively young second-hand vessels and environmental upgrades, we continue to monitor technological developments in relation to new environmentally friendly alternative marine fuels, which we expect will play an increasingly important role in the next decade.

As of February 24, 2023, we have retrofitted our entire fleet with BWTS, have installed Scrubbers on 19 of our vessels, a program which exceeded $80 million, and have agreed to install Scrubbers on the remaining four of our Capesize class vessels, targeting to reduce SOx emissions compared to VLSFO and capitalizing on our Scrubber investments in relation to price differential of VLSFO with HSFO.

On the financing front, during the last two years, we were one of the first shipping companies which secured two sustainability-linked financings with separate lenders, of $160.0 million and for 11 of our vessels in aggregate, both of which incorporated incentive discount or increase on interest rate, linked to independently verified predetermined emission targets.

Further to the above, the Company is undertaking various actions in relation to its corporate governance, personnel initiatives and the societies aiming towards continuously advanced integration. We believe that placing ESG at the very heart of our corporate strategy will reduce our fleets' carbon footprint and environmental impact, and in parallel, improve our environmental-based competitiveness and social acceptance, allow us to enjoy existing and future investors' trust and enable us to continue to have access to capital.

Our Fleet, Newbuilds and Employment Profile

As of February 24, 2023, our fleet comprised 44 vessels, of which 12 are Panamax class vessels, 7 are Kamsarmax class vessels, 17 are Post-Panamax class vessels and 8 are Capesize class vessels, with an aggregate carrying capacity of 4,455,600 dwt and an average age of 10.5 years.

Our orderbook consists of nine environmentally advanced Japanese and Chinese newbuild vessels, of which eight Kamsarmax and one Post-Panamax class vessel, four of which are scheduled to be delivered to us in the remainder of 2023, three in 2024 and two in the first half of 2025. All nine newbuilds are designed to comply with the requirements of the IMO for EEDI Phase 3 and NOx Tier III.Assuming delivery of the nine contracted newbuild vessels through 2025, our fleet by the first quarter of 2025, will comprise of 12 Panamax class vessels, 15 Kamsarmax class vessels, 18 Post-Panamax class vessels and 8 Capesize class vessels, and the aggregate carrying capacity of our 53 vessels will be 5,199,600 dwt. The majority of vessels in our fleet have sister ships with similar specifications. We believe using sister ships provides cost savings because it facilitates efficient inventory management and allows for the substitution of sister ships to fulfill our period time charter obligations.

The table below presents additional information with respect to our drybulk vessel fleet, including our newbuilds, and their deployment as of February 24, 2023. Certain vessels that are chartered on time charters at a daily gross charter rate linked to the Baltic Panamax Index ("BPI"),or the Baltic Capesize Index ("BCI"), are shown in the below table with the special notation BPI or BCI, plus or minus the relevant charter hire adjustments, where applicable. For certain vessels that are equipped with Scrubbers, the benefit from Scrubber operation (the ''Scrubber Benefit'') is calculated on the basis of the price differential between HSFO and VLSFO for the specific voyage. In cases where the Scrubber Benefit can be calculated or it is a part of the charter rate, it is included in the referenced charter rate. A special notation on the table is provided in cases where the Scrubber Benefit is not part of the referenced charter rate and it cannot be calculated.

Vessel Name	Dwt	Year Built 1	Country of Construction	Charter Type	Charter Rate 2	Commissions 3	Charter Period 4		Sister Ship 5
CURRENT FLEET
Panamax
Katerina	76,000	2004	Japan	Period[21]	$10,950 + 50% *101% BPI 74 4TC	5.00%	September 2022	August 2023	A
Maritsa	76,000	2005	Japan	Spot	$8,250	5.00%	January 2023	March 2023	A
Paraskevi 2	75,000	2011	Japan	Period	$15,250	5.00%	September 2022	April 2023	B
Efrossini	75,000	2012	Japan	Spot	$7,500	5.00%	February 2023	March 2023	B
Zoe [12]	75,000	2013	Japan	Period[23]	BPI 74 4TC * 104.25%	5.00%	September 2022	July 2023	B
Koulitsa 2	78,100	2013	Japan	Spot	$11,750	3.75%	January 2023	March 2023
				Period[30]	BPI 74 4TC * 114%	3.75%	March 2023	November 2023
Kypros Land [12]	77,100	2014	Japan	Period[14]	$13,800	3.75%	August 2020	August 2022	H
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sea	77,100	2014	Japan	Period[14]	$13,800	3.75%	July 2020	July 2022	H
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	September 2022
					$24,123	3.75%	September 2022	December 2022
					BPI 82 5TC * 97% - $2,150	3.75%	December 2022	March 2023
					$13,502	3.75%	March 2023	June 2023
					BPI 82 5TC * 97% - $2,150	3.75%	June 2023	July 2025
Kypros Bravery	78,000	2015	Japan	Period[13]	$11,750	3.75%	August 2020	August 2022	I
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sky [10]	77,100	2015	Japan	Period[13]	$11,750	3.75%	August 2020	August 2022	H
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025

Kypros Loyalty	78,000	2015	Japan	Period[13]	$11,750	3.75%	July 2020	July 2022	I
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	September 2022
					$23,153	3.75%	September 2022	December 2022
					BPI 82 5TC * 97% - $2,150	3.75%	December 2022	March 2023
					$12,726	3.75%	March 2023	June 2023
					BPI 82 5TC * 97% - $2,150	3.75%	June 2023	July 2025
Kypros Spirit [10]	78,000	2016	Japan	Period[14]	$13,800	3.75%	August 2020	August 2022	I
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	July 2025
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	Period	$25,900	3.75%	March 2022	March 2023	C
Pedhoulas Leader	82,300	2007	Japan	Period[32]	BPI 82 5TC * 98%	3.75%	January 2023	October 2023	C
Pedhoulas Commander	83,700	2008	Japan	Period[31]	$7,000 + 50% * BPI 82 5TC	5.00%	December 2022	June 2023
Pedhoulas Cherry	82,000	2015	China	Period[19]	$24,000	5.00%	July 2022	August 2023	K
Pedhoulas Rose	82,000	2017	China	Period[19,24]	$10,500 + 50% *104% BPI 82 5TC	5.00%	November 2022	May 2023	K
Pedhoulas Cedrus[15]	81,800	2018	Japan	Period	$21,000	5.00%	August 2022	March 2023
Vassos[9]	82,000	2022	Japan	Period	$21,500	5.00%	October 2022	April 2023
Post-Panamax
Marina	87,000	2006	Japan	Spot[19]	$8,250	4.50%	February 2023	April 2023	E
Xenia	87,000	2006	Japan	Spot[19]	$7,000	3.75%	February 2023	March 2023	E
Sophia	87,000	2007	Japan	Spot[19]	$13,900	5.00%	January 2023	March 2023	E
Eleni	87,000	2008	Japan	Spot[19]	$7,000	5.00%	January 2023	March 2023	E
Martine	87,000	2009	Japan	Spot[19]	$27,000	5.00%	February 2023	April 2023	E
Andreas K	92,000	2009	South Korea	Spot[19,34]	$10,000	4.50%	March 2023	April 2023	F
Panayiota K [11]	92,000	2010	South Korea	Spot[19,36]	$12,000	5.00%	February 2023	March 2023	F
Agios Spyridonas [11]	92,000	2010	South Korea	Spot[19]	$29,000	5.00%	January 2023	March 2023	F
Venus Heritage [12]	95,800	2010	Japan	Spot[19]	$7,500	5.00%	January 2023	March 2023	G
Venus History [12]	95,800	2011	Japan	Spot[19]	$10,600	5.00%	February 2023	March 2023	G
Venus Horizon	95,800	2012	Japan	Period[19]	$27,950	5.00%	May 2022	March 2023	G

Venus Harmony	95,700	2013	Japan	Spot	$7,900	5.00%	February 2023	March 2023
Troodos Sun [17]	85,000	2016	Japan	Period[19,20]	BPI 82 5TC * 114%	5.00%	June 2021	April 2023	J
Troodos Air	85,000	2016	Japan	Period[19]	$28,000	5.00%	May 2022	June 2023	J
Troodos Oak	85,000	2020	Japan	Period	$15,500	3.75%	December 2022	August 2023
Climate Respect	87,000	2022	Japan	Period	$18,500	5.00%	December 2022	October 2023	L
Climate Ethics	87,000	2023	Japan	Period	$18,500	5.00%	January 2023	November 2023	L
Capesize
Mount Troodos	181,400	2009	Japan	Period[18]	$34,500	3.75%	April 2022	March 2023
				Period[19,27]	BCI 5TC * 106%	3.75%	March 2023	January 2024
Kanaris	178,100	2010	China	Period[6]	$25,928	2.50%	September 2011	September 2031
Pelopidas	176,000	2011	China	Period[19,26]	$25,250	3.75%	June 2022	May 2025
Aghia Sofia[16]	176,000	2012	China	Spot[25]	BCI 5TC * 112%	5.00%	December 2022	March 2023
				Period[33]	BCI 5TC * 123%	5.00%	May 2023	April 2024
Stelios Y	181,400	2012	Japan	Period[35]	$24,400	3.75%	November 2021	November 2024	D
				Period[28]	BCI 5TC * 117%	3.75%	November 2024	February 2027
Lake Despina[8]	181,400	2014	Japan	Period[7]	$25,200	5.00%	February 2022	February 2025
Maria	181,300	2014	Japan	Period[19,29]	BCI 5TC * 130%	3.75%	January 2023	January 2024	D
Michalis H	180,400	2012	China	Period[22]	$23,000	3.75%	September 2022	July 2025
Subtotal	4,455,600
Newbuilds orderbook
TBN	87,000	Q2 2023	Japan
TBN	82,000	Q4 2023	Japan
TBN	82,000	Q4 2023	Japan
TBN	82,000	Q1 2024	Japan
TBN	82,000	Q1 2024	Japan
TBN	82,000	Q4 2023	Japan
TBN	82,500	Q3 2024	China
TBN	82,500	Q1 2025	China

TBN	82,000	Q2 2025	Japan
Subtotal	744,000
Total	5,199,600
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
(4)    The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of February 24, 2023, the scheduled start dates. Actual start dates and redelivery dates may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.
(5)    Each vessel with the same letter is a “sister ship” of each other vessel that has the same letter, and under certain of our charter contracts, may be substituted with its “sister ships.”
(6)     Charterer of MV Kanaris agreed to reimburse us for part of the cost of the scrubbers and BWTS installed on the vessel, which is recorded by increasing the recognized daily charter rate by $634 over the remaining tenor of the time charter party.
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
(9)     MV Vassos was sold and leased back in May 2022 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.
(10)     MV Kypros Sky and MV Kypros Spirit were sold and leased back in December 2019 on a bareboat charter basis for a period of eight years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.
(11)    MV Panayiota K and MV Agios Spyridonas were sold and leased back in January 2020 on a bareboat charter basis for a period of six years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices. In January 2023 the Company exercised the purchase options in both vessels and the ownership of MV Panayiota K and MV Agios Spyridonas was transferred back to the Company.
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
(16)     MV Aghia Sofia was sold and leased back in September 2022 on a bareboat charter basis, for a period of five years with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.
(17)     MV Troodos Sun was sold and leased back in August 2021 on a bareboat charter basis for a period of ten years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.
(18)     Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the HSFO and the VLSFO cost for the voyage and is included on the daily gross charter rate presented.
(19)     Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the HSFO and the VLSFO cost for the voyage and is not included on the daily.
(20)     A period time charter of 22 to 26 months at a daily gross charter rate linked to the BPI-82 5TC times 114%.
(21)    A period time charter of 11 to 13 months at a daily gross charter rate of $10,950 plus additional gross daily charter rate linked to the 50% of the BPI-74 4TC times 101% .
(22)    A period time charter for a minimum duration of three years at a gross daily charter rate of $23,000. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at the same gross daily charter rate.
(23)    A period time charter of 10 to 13 months at a daily gross charter rate linked to the BPI-74 4TC times 104.25% .
(24)    A period time charter of 6 to 8 months at a daily gross charter rate of $10,500 plus additional gross daily charter rate linked to the 50% of the BPI-82 5TC times 104% .
(25)    A spot time charter at a daily gross charter rate linked to the BCI 5TC times 112%.
(26)    A period time charter for a duration of three years at a gross daily charter rate of $25,250. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at the same gross daily charter rate.
(27)    A period time charter for a duration of 11 to 14 months at a gross daily charter rate linked to the BCI 5TC times 106%.
(28)    A period time charter for a duration of two and a half years at a gross daily charter rate linked to the BCI 5TC times 117%. The charter agreement also grants the charterer an option to extend the period time charter for an additional three years at a gross daily charter rate of $23,000.
(29)    A period time charter for a duration of 12 to 18 months at a gross daily charter rate linked to the BCI 5TC times 130%.
(30)    A period time charter of 8 to 10 months at a daily gross charter rate linked to the BPI-74 4TC times 114% .
(31)    A period time charter of 7 to 10 months at a daily gross charter rate of $7,000 plus additional gross daily charter rate linked to the 50% of the BPI-82 5TC.
(32)    A period time charter of 9 to 12 months at a daily gross charter rate linked to the BPI-82 5TC times 98% .
(33)    A period time charter for a duration of 11 to 14 months at a gross daily charter rate linked to the BCI 5TC times 123%.
(34)    A spot time charter at a daily gross charter rate of $10,000 plus ballast bonus of $0.2 million upon charter commencement.
(35)    A period time charter for a duration of 3 years at a gross daily charter rate of $24,400. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at a gross daily charter rate of $26,500.
(36) A spot time charter at a daily gross charter rate of $12,000 plus ballast bonus of $0.4 million upon charter commencement.

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

We intend to employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions, with some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with relatively stable cash flow and high utilization rates, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions. As of February 24, 2023, the average remaining duration of the charters for our existing fleet was 1.0 year. See, ''Item 5. Operational and Financial Review and Prospects D. Trend information.'' for additional information.

Our Customers

Since 2005, our customers have included over 30 national, regional and international companies, including Bunge, Cargill, Glencore, Daiichi, Intermare Transport G.m.b.H., Energy Eastern Pte. Ltd., NYK, NS United Kaiun Kaisha, Kawasaki Kisen Kaisha, Oldendorff GmbH and Co. KG, Louis Dreyfus Armateurs, Louis Dreyfus Commodities, ArcelorMittal or their affiliates. During 2022, two of our charterers, namely Viterra B.V (ex-Glencore Agriculture B.V.) and Cargill International S.A., accounted for 33.52% of our revenues, with each one accounting for more than 10.0% of total revenues. During 2021, two of our charterers, namely Viterra B.V. and Cargill International S.A., accounted for 30.70% of total revenues with each one accounting for more than 10.0% of total revenues. During 2020, two of our charterers, namely Viterra B.V. and Cargill International S.A., accounted for 26.14% of total revenues. We seek to charter our vessels primarily to charterers who intend to use our vessels without sub-chartering them to third parties. A prospective charterer’s financial condition and reliability are also important factors in negotiating employment for our vessels.

Management of Our Fleet

In May 2008, we entered into a management agreement with Safety Management and in May 2015, we entered into a management agreement with Safe Bulkers Management, pursuant to which our Managers provided us with our executive officers, technical, administrative, commercial and certain other services. Each of these management agreements expired on May 28, 2018. In May 2018, we entered into new management agreements (the "Original Management Agreements"), pursuant to which our Managers continue to provide us with technical, administrative, commercial and certain other services. Each of the Original Management Agreements was effective as of May 29, 2018 and had an initial three-year term which could be extended on a three-year basis on May 29, 2021 and May 29, 2024 upon mutual agreement with the Managers. On May 29, 2021, the Company and the Managers agreed to extend the term of the Original Management Agreements until May 28, 2024. On April 1, 2022, we entered into a new management agreement with the New Manager, and together with the Original Management Agreements, the "Management Agreements", with the initial term expiring on May 29, 2024, which can be extended for one additional term of three years. Our arrangements with our Managers and their performance are reviewed by our board of directors. Our management team, collectively referred to in this annual report as our “executive officers,” provide strategic management for our company and also supervise the management of our day-to-day operations by our Managers. Our Managers report to us and our board of directors through our executive officers. The Management Agreements with our Managers have a maximum expiration date in May 2027 and we expect to enter into new agreements with the Managers upon their expiration. The terms of any such new agreements have not yet been determined.

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

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements” for more information.

Competition

We operate in highly competitive markets that are based primarily on supply and demand. Our business fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We believe we differentiate ourselves from our competition by providing modern vessels with advanced designs and technological specifications. As of February 24, 2023, our fleet had an average age of 10.5 years. The majority of our fleet has been built in Japanese shipyards, which we believe provides us with an advantage in attracting large, well-established customers, including Japanese customers.

The drybulk sector is characterized by relatively low barriers to entry, and ownership of drybulk vessels is highly fragmented. In general, we compete with other owners of Panamax class or larger drybulk vessels for charters based upon price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel.

Crewing and Shore Employees

Our management team consists of our chief executive officer, president, chief financial officer and assistant chief financial officer, chief operating officer, chief financial controller and assistant chief financial controller, chief compliance officer and our internal auditor. Our Managers are responsible for the technical management of our fleet and therefore also handle the recruiting, either directly or through crewing agents, of the senior officers and all other crew members for our vessels. As of December 31, 2022, approximately 914 people served on board the vessels in our fleet, and our Managers employed approximately 156 people on shore.

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

Although the P&I Associations compete with each other for business, they have found it beneficial to mutualize their larger risks among themselves through the International Group. This is known as the “Pool.” This pooling is regulated by a contractual agreement which defines the risks that are to be covered and how claims falling on the Pool are to be shared among the participants in the International Group. The Pool provides a mechanism for sharing all claims in excess of $10.0 million up to, currently, approximately $8.9 billion. On that basis, all claims up to $10.0 million will be covered by each Club’s Individual Retention and all claims in excess of $10.0 million up to $100.0 million will be covered by the Pool. The Pool is structured in three layers from $10 million to $100 million. For amounts in excess of $30 million, the Pool is reinsured by the Group captive reinsurance vehicle, Hydra Insurance Company Limited ("Hydra"). Hydra is a Bermuda incorporated Segregated Accounts company in which each of the 13 Group Clubs has its own segregated account (or “cell”) ring fencing its assets and liabilities from those of the company or any of the other Club cells. Hydra reinsures each Club in respect of that Club's liabilities within the Pool and reinsurance layers in which it participates. Through the participation of Hydra, the Group Clubs can retain, within their Hydra cells, premium which would otherwise have been paid to the commercial reinsurance markets.

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
Vessels are drydocked during intermediate and special surveys for repairs of their underwater parts. Intermediate surveys may not be required for vessels under the age of 15 years. If “in water survey” notation is assigned by class, as is the case for our vessels, the vessel owner has the option of carrying out an underwater inspection of the vessel in lieu of drydocking, subject to certain conditions. In the event that an “in water survey” notation is assigned as part of a particular intermediate survey, drydocking would be required for the following special survey thereby generally achieving a higher utilization for the relevant vessel. Drydocking can be undertaken as part of a special survey if the drydocking occurs within 15 months prior to the special survey due date. Special survey may be extended under certain provisions for a period of up to three months from their due date. BWTS and Scrubber installations and vessels' upgrades are usually undertaken concurrently with the scheduled drydocking. A detailed schedule of expected drydockings and special surveys for the next three years is provided in the following table:

Vessel Name	Drydocking	Scheduled Survey (1)
Maria (2) (3) (4)	January 2023	January 2024
Michalis H (2) (3)	February 2023	January 2027
Marina (3)	March 2023	January 2026
Maritsa (3)	March 2023	January 2025
Koulitsa 2 (3)	March 2023	March 2023
Kanaris (3)	April 2023	March 2025
Aghia Sofia (2) (3)	May 2023	January 2024
Lake Despina (2) (3)	June 2023	January 2024
Pedhoulas Commander (3)	June 2023	May 2023
Pedhoulas Cedrus (3)	June 2023	June 2023
Andreas K (3)	June 2023	August 2024
Zoe (3)	July 2023	July 2023
Venus Harmony (3)	August 2023	November 2023
Xenia (3)	September 2023	April 2026
Eleni (3)	November 2023	November 2023
Kypros Bravery	January 2024	January 2025
Kypros Land	January 2024	January 2024
Kypros Sea	January 2024	March 2024
Agios Spyridonas (3)	January 2024	January 2025
Martine (3)	February 2024	February 2024
Kypros Sky	March 2024	March 2025
Stelios Y (2) (3)	March 2024	March 2025
Mount Troodos (3)	April 2024	November 2024
Troodos Oak	April 2024	April 2025
Panayiota K (3)	April 2024	April 2025
Katerina (3)	May 2024	May 2024
Pedhoulas Merchant (3)	May 2024	March 2026
Kypros Loyalty	July 2024	June 2025
Pedhoulas Cherry (3)	July 2024	July 2025
Venus Heritage (3)	October 2024	December 2025
Pedhoulas Leader (3)	November 2024	February 2027
Troodos Air	March 2025	March, 2026
Pedhoulas Rose	April 2025	January 2027
Paraskevi 2	April 2025	April 2026
Troodos Sun	April 2025	January 2026
Pelopidas	June 2025	November 2026
Kypros Spirit	July 2025	July 2026
Venus History	September 2025	September 2026
Sophia	December 2025	June 2027
(1) Intermediate, Docking or Special survey date.
(2) Scrubber retrofit.
(3) Environmental upgrades.
(4) BWTS.

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

Our fleet complies with all current requirements. However, we incurred significant vessel modification expenditures in 2019, 2020, 2021 and 2022 mainly in BWTS and Scrubbers and we anticipate to incur additional expenditures in the current or subsequent fiscal years to comply with certain requirements, including mainly the installation of four additional Scrubbers. In parallel, the Company is continuing a vessel environmental upgrade program, in relation to existing and forthcoming GHG emission regulations, which involves application of low friction paints and installation of energy saving devices, scheduling to having upgraded 20 existing vessels by the end of 2023.

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

Regulations by IMO and Other Related Bodies

Regulations issued by IMO and other related bodies may affect our operations, impose restrictions on our vessels, or require additional investments. For example MARPOL convention of IMO regulates marine pollution, emissions and discharges.
IMO and other jurisdictions have regulated or are considering the further regulation of GHG emissions from vessels and emissions of nitrogen oxides. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our business, financial condition and results of operations. Because such conventions, laws and regulations are often revised, or the required additional measures for compliance are still under development, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. We are also required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations.

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

(ii) Control of Sulfur Oxides

A global 0.5% sulfur cap on marine fuels came into force on January 1, 2020, as agreed in amendments adopted in 2008 for Annex VI to MARPOL reducing the previous sulfur cap of 3.5%.Vessels may use either VLSFO or HSFO if they are equipped with Scrubbers. The viability of Scrubber investments mainly depends on the price differential between VLSFO which usually are more expensive and HSFO. The use of VLSFO has raised concerns in relation to excess wear of piston liners and fuel pumps. On the other hand shortage of HSFO in certain ports has been experienced as only a small percentage of the global fleet is equipped with Scrubbers and the trading of HSFO may not be economical to fuel suppliers. Furthermore, restrictions of effluents from Scrubbers have been or are considered to be imposed in various jurisdictions, mainly in ports, which may affect the viability of such investments.

In response to sulfur oxides emissions regulations, we have installed Scrubbers in 19 of our vessels and we expect to install four additional Scrubbers, three during 2023 and one in 2024. In all vessels the Company had introduced critical spares inventory on board in order to secure smooth operation and compliance with existing regulations. If the price differential between VLSFO and HSFO is narrower than expected due to among other things, a drop in oil prices and/or a reduced demand for oil, then we may not realize any return, or we may realize a lower return on our investment in Scrubbers than that which we expected, which could have a material adverse effect on our results of operations, cash flows and financial position. Conversely, if the price differential between VLSFO and HSFO is wider than expected, about half of our vessels that will not be equipped with Scrubbers may face difficulties in competing with vessels equipped with Scrubbers, which could have a material adverse effect on our results of operations, cash flows and financial position.

Reduced limits of sulfur content of fuel oil for ECA passage are implemented, resulting to the use of lighter fuels, namely low sulfur marine gas oil with a maximum sulfur content of 0.1% ("LSMGO"). Additional or new requirements, conventions, laws or regulations, including the adoption of additional ECAs, or other new or more stringent emissions requirements adopted by the IMO, the E.U., the U.S. or individual states, or other jurisdictions in which we operate, could require vessel modifications or otherwise increase the costs of our operations. All our non Scrubber-fitted vessels may use LSMGO for ECA passage and the Scrubber-fitted vessels, which use HSFO are designed to reduce the sulfur emissions of HSFO to levels substantially below the corresponding limit of 0.1% sulfur content suitable for ECA passage. Such vessels of our fleet have an additional commercial advantage on the basis of further increased price differential of LSMGO versus HSFO compared to price differential of VLSFO versus HSFO and a further environmental advantage due to their reduced SOx emissions as their Scrubbers operate below 0.1% sulfur content limit at all times when in use.

MEPC 79 adopted amendments to designate the Mediterranean Sea, as a whole, as an ECA for Sulfur Oxides and particulate matter, under MARPOL Annex VI. The amendment is expected to enter into force on 1 May 2024, with the new limit taking effect on 1 May 2025.

Examples of additional requirements imposed locally from time to time are: (i) the Domestic Emission Control Areas (“DECAs”) introduced by China, in 2015, which have designated the Pearl River Delta, the Yangtze River Delta and the Bohai-Rim Area (Beijing, Tianjin and Hebei) as areas where vessels navigating, berthing and operating are required to use VLSFO. As of January 1, 2019, China expanded the scope of the DECAs to include all coastal waters within 12 nautical miles of the mainland, and (ii) US Vessel General Permit (the “VGP”) areas. Our Scrubber-fitted vessels do not operate the Scrubbers while in such areas, due to certain additional restrictions, and instead are using LSMGO.

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

The European Parliament and the Council of the E.U. have adopted regulation 2015/757, the EU-MRV on the monitoring, reporting and verification of CO2 emissions from maritime transport. It entered into force on July 1, 2015 and monitoring began January 1, 2018. The maritime EU-MRV regulation applies to all merchant ships of 5,000 gross tons or above on voyages from, to and between ports under jurisdiction of E.U. member states. Companies operating the vessels will have to monitor the CO2 emissions released while in port and for any voyages to or from a port under the jurisdiction of an E.U. member state and to keep records on CO2 emissions on both per-voyage and annual bases. Furthermore, as of January 1, 2018, our vessels began monitoring and reporting CO2 emissions pursuant to the IMO DCS regulation, which is part of the IMO’s efforts to reduce GHG emissions from ships by 50% by 2050 compared to 2008. On February 4, 2019, the European Commission tabled a proposal concerning the amendment of the EU-MRV. The main objective of the proposal was to amend the EU-MRV in order to take account of the new IMO DCS for fuel oil consumption of ships that was introduced by the IMO in March 2018. As part of the IMO’s efforts to reduce GHG emissions from ships, an initial IMO GHG strategy envisaged a reduction in carbon intensity of international shipping (a 40 % reduction of average CO2 emissions per transport work by 2030 and a 70 % reduction by 2050, compared to 2008) and a 50 % reduction in total annual GHG emissions from international shipping by 2050, compared to 2008. The globally applicable IMO DCS system, currently runs in parallel with the EU-MRV, thus duplicating regulation for shipping companies whose ships sail both inside and outside the EU. The EU recently included international carbon emissions from the maritime sector in the EU Emissions Trading System (“ EU ETS”). These monitoring and reporting processes adopted by the EU-MRV and the IMO DCS regulations is considered to be part of a market-based mechanism for a carbon tax to be adopted.

On June 22, 2022, the European Union revised proposed amendments to regulation 2015/757. There is some disagreement between the European Council and Commission on the one hand and the European Parliament on the other one how soon the measures should be enacted for intra-EU and international shipments, as well as with respect to whether there should be certain carve-outs for member states heavily dependent on shipping and for insular or coastal regions. Nevertheless, and regardless of these particulars, the proposed amendments would effectively impose an EU ETS on Marine Shipping going through ports or routes under the E.U.’s regulatory jurisdiction. If adopted, these amendments would impose an additional regulatory burden on us to ensure that our vessels meet the requirements of the revised EU-MRV, as well as potential additional costs related to the ETS.

The MEPC has adopted the EEDI for newbuild vessels, which requires a minimum energy efficiency level per capacity mile (e.g. tonne mile) for different vessel type and size segments, mandating an up to 30% improvement in design performance depending on vessel type and size. The EEDI provides a specific figure for an individual vessel design, expressed in grams of CO2 per ship's capacity-mile (the smaller the EEDI the more energy efficient vessel design) and is calculated by a formula based on the technical design parameters for a given ship. Since 1 January 2013, following an initial two year EEDI Phase 0, new vessel design need to meet the reference level for their vessel type. The CO2 reduction level (grams of CO2 per tonne mile) for Phase 1 was set to 10% and will be tightened every five years (20% for Phase 2 and 30% for Phase 3) to keep pace with technological developments of new efficiency and reduction measures. Reduction rates have been established until the period 2025 and onwards (Phase 3) when a 30% reduction is mandated for applicable ship types calculated from a reference line representing the average efficiency for ships built between 2000 and 2010. Furthermore, research is conducted to identify and develop alternative fuels (e.g. ammonia, hydrogen, methanol, biofuels) to replace fossil fuels in future newbuild designs that will be able to meet the more stringent GHG regulations 2030 onwards, including as interim solution propulsion by dual fuel engines using liquified natural gas with HSFO or VLSFO.

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

The EEDI phases for newbuild vessels and its retroactive application of the EEDI to all existing and in service cargo above a certain size, known as the EEXI, sets new technical efficiency standard for existing ships. This will impose a requirement equivalent to EEDI Phase 2 or 3 (with some adjustments) to all existing ships regardless of year of build and is intended an a one-off certification. This regulation entered into force on 1 January 2023. Demonstration of compliance is required by the vessel’s first survey for the issue or endorsement of the International Air Pollution Prevention Certification, following entry into force. In addition to the upcoming EEDI Phase 3, a possible Phase 4 can be introduced later this decade, further tightening requirements for newbuilds.

Furthermore, a mandatory Carbon Intensity Indicator (“CII”) – e.g. Annual Efficiency Ratio – grams of CO2 per dwt-mile, and rating scheme was introduced on January 1, 2023, where all cargo vessels above 5,000 GT are given a rating of A to E every year. The rating thresholds will become increasingly stringent towards 2030. For ships that achieve a D rating for three consecutive years or an E rating, a corrective action plan needs to be developed as part of the Ship Energy Efficiency Management Plan (“SEEMP”) and approved. Technical specifications regarding baselines, methods of calculations and ship-

specific requirements were established through guidelines to be finalized and approved at MEPC. The USCG plans to develop and propose regulations to implement these provisions in the United States.

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

The IMO received numerous submissions related to its ongoing revision of the Initial IMO Strategy on Reduction of GHG Emissions from Ships (MEPC.304(72)). Member States extensively discussed the revision of ambition levels of the Initial Strategy towards decarbonization of shipping. The 2030 and 2050 revised targets are still being discussed, along with additional intermediate checkpoint leading up to 2050. The revision of the Initial Strategy will continue to be discussed in the Intersessional Working Group on GHG Reduction (ISWG-GHG 14 in March 2023), and a Revised Strategy is expected to be adopted at MEPC 80 (July 2023).

In response to the above GHG environmental regulations we monitor CO2 vessel emissions pursuant to the IMO DCS and EU-MRV, assessing in parallel the applicability of relevant energy efficiency measures. Furthermore, we pursue a fleet renewal strategy having sold eight of our older or Chinese built less efficient vessels the last two years, and placed orders for the acquisition of 12 dry-bulk newbuild vessels with EEDI complying with IMO Phase 3 requirements, three of which have already been delivered to us, and implementing environmental upgrades in the existing fleet.

The European Parliament and Council have come to an agreement on the revision of the EU ETS, Directive 2003/87/EC, introducing the extension to maritime transport by 1 January 2024. The EU ETS is a cornerstone of the EU's policy to combat climate change and its key tool for reducing greenhouse gas emissions cost-effectively. On 14 July 2021, the European Commission adopted a series of legislative proposals setting out how it intends to achieve climate neutrality in the EU by 2050, including the intermediate target of an at least 55% net reduction in greenhouse gas emissions by 2030. The package proposes to revise several pieces of EU climate legislation, including the EU ETS.

The overall volume of greenhouse gases that can be emitted by industry sectors covered by the EU ETS is limited by a 'cap' on the number of emission allowances. Within the cap, companies receive or buy emission allowances, which they can trade as needed. The cap decreases every year, ensuring that total emissions fall. Each allowance gives the holder the right to emit:

•one tonne of carbon dioxide (CO2), or
•the equivalent amount of other powerful greenhouse gases, nitrous oxide (N2O) and perfluorocarbons (PFCs).

In phase 3 of the EU ETS (2013-2020), the European Union-wide cap for stationary installations decreased each year by a linear reduction factor of 1.74%. The 2013 cap was set on the basis of the average total quantity of allowances issued annually in 2008-2012. In phase 4 of the EU ETS (2021-2030), the cap on emissions continues to decrease annually at an increased annual linear reduction factor of 2.2%.

International credits are financial instruments that represent a tonne of CO2 removed or reduced from the atmosphere as a result of an emissions reduction project. The annual procedure of monitoring, reporting and verification (MRV), together with all the associated processes, is known as the ETS compliance cycle. Operators covered by the EU ETS are required to have an approved monitoring plan for monitoring and reporting annual emissions. Every year, operators must submit an emissions report. The data for a given year must be verified by an accredited verifier by March 31 of the following year. Once verified, operators must surrender the equivalent number of allowances by 30 April of that year. This or other developments may result in financial impacts on our operations that we cannot predict with certainty at this time, which could have a material adverse effect on our business, financial condition and results of operations.

Ballast Water Treatment System: In 2004 the IMO adopted the BWM Convention, implementing regulations calling for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention took effect in September 2017. Many of the implementation dates in the BWM Convention had already passed prior to its effectiveness, so that the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install BWTS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before September 8, 2017 “existing vessels” and allows for the installation of a BWTS on such vessels at the first renewal survey following entry into force of the convention. In July 2017, the implementation scheme was further changed to require vessels with International Oil Pollution Prevention (“IOPP”) certificates expiring between September 8, 2017 and September 8, 2019 to comply at their second IOPP renewal. Each vessel in our current fleet has been issued a Ballast Water Management Plan Statement of Compliance by the classification society with respect to the applicable IMO regulations and guidelines. All our vessels are equipped with U.S. Coast Guard approved BWTS except four vessels that still require certain additional upgrades.

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

The Maritime Labour Convention: The International Labour Organization’s Maritime Labour Convention was adopted in 2006 (“MLC 2006”). The basic aims of the MLC 2006 are to ensure comprehensive worldwide protection of the rights of seafarers (the MLC 2006 is sometimes called the Seafarers’ Bill of Rights) and, to establish a level playing field for countries and ship owners committed to providing decent working and living conditions for seafarers, protecting them from unfair competition on the part of substandard ships. The MLC 2006 was ratified on August 20, 2012, and all our vessels were certified by August 2013, as required. The MLC 2006 requirements have not had, and we do not expect that they will have, a material effect on our operations.

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

Effective December 21, 2015, the U.S. Coast Guard adopted regulations that adjust the limits of liability of responsible parties under OPA 90 and established a procedure for adjusting the limits for inflation every three years. Effective November 12, 2019, those limits were adjusted to the greater of $1,200 per gross ton or $997,100 per non-tank vessel. On December 23, 2022, the U.S. Coast Guard again adjusted those limits to the greater of $1,300 per gross ton or $1,076,000 per non-tank vessel. These latest adjustments are expected to take effect on March 23, 2023. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

On November 1, 2022, amendments to MARPOL Annex VI adopted by the IMO came into effect. These “goal” or “performance-based” amendments are both of a technical and an operational nature, and they require ships to improve their energy efficiency with a view to reducing their greenhouse gas emissions, with a particular focus on carbon emissions. The U.S. Coast Guard is working to implement the amended provisions of MARPOL Annex VI, chiefly through proposed rule 1625-AC78, which remains at the proposed rule stage since its original publication in October of 2022. The amended MARPOL provisions and the rules proposed by the U.S. Coast Guard to implement them, in addition to any other new or more stringent air emission regulations which may be adopted could require significant capital expenditures to retrofit vessels and could otherwise increase our investment and operating costs.

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

The China Maritime Safety Administration (the “China MSA”) issued the Regulation on Data Collection of Energy Consumption for Ships in November 2018. This regulation is effective as of January 1, 2019 and requires ships calling on

Chinese ports to report fuel consumption and transport work details directly to the China MSA. This regulation also contains additional requirements for Chinese-flagged vessels (domestic and international) and other non-Chinese-flagged international navigating vessels. In November 2022, the China MSA published an additional Regulation of Administrative Measures of Ship Energy Consumption Data and Carbon Intensity, which came into effect on December 22, 2022. This regulation was essentially enacted to implement MARPOL Annex VI to Chinese-flagged vessels, though a few of its provisions also apply to foreign ships with a gross tonnage of at least 400 entering and exiting Chinese ports. This Regulation essentially applies more stringent rules around that collection and reporting of data related to ships’ energy consumption, as is already required by the 2018 regulation.

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

Inventory of Hazardous Materials

Hong Kong Convention: On May 15, 2009, the IMO adopted the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009 (the “Hong Kong Convention”). The Hong Kong Convention will enter into force two years after it has been ratified by 16 states representing 40% of the world fleet. The Hong Kong Convention has not yet entered into force. One of the key requirements of the Hong Kong Convention will be for ships over 500 gross tonnes operating in international waters to maintain an Inventory of Hazardous Materials (an “IHM”). Only warships, naval auxiliary and governmental, non-commercial vessels are exempt from the requirements of the Hong Kong Convention. The IHM has three parts:

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

Coronavirus Outbreak

As of March 2020, the outbreak of Covid-19 was declared a pandemic by the World Health Organization. Covid-19 has resulted in globally reduced industrial activity with lower demand for cargoes such as iron ore and coal, contributing to lower drybulk rates in 2020. The outbreak of Covid-19 in China and other countries in early 2020, led to a number of countries, ports and organizations to take measures against its spread, such as quarantines and restrictions on travel. Such measures were taken initially in Chinese ports, where we conduct a large part of our operations, and gradually expanded to other countries globally covering most ports where we conduct business. These measures have and to the extent that the pandemic is not controlled may continue to cause trade disruptions due to, among other things, the unavailability of personnel, increased risks to our crew and personnel's well-being and operations and delays and increased expenses in substituting crew members. We operate in a sector of the economy that has been and to the extent that the pandemic is not controlled may continue to be adversely impacted by the effects of trade disruptions due to the spread of Covid-19, including the Delta variant, the Omicron variant, or other potential new Covid-19 variants. Such trade disruptions had adversely affected the level of imports to and exports from China and other countries, which in turn had adversely affected the demand for our services, our business and results of operations, dry bulk shipping rates and the international shipping industry as a whole. The global slowdown of manufacturing as a result of Covid-19, also reflected in the GDP drop by 3.5% in 2020 according to the international monetary fund (“IMF”) data, had an impact on the global supply chain along with a consequential impact on construction projects and other downstream industries which had an adverse effect on our business. Disruption had spread to other markets, including key dry bulk and other commodity markets (e.g. iron ore, copper, zinc, nickel and lithium). Our business and the drybulk shipping industry as a whole has been impacted not only from a reduced demand for drybulk shipping services, but also from a reduced workforce and delays of crew changes as a result of quarantines applicable in several countries and ports, delays of vessels as a result of port checks due to cases, or suspected cases, of Covid-19, and its variants, amongst crew and diversion of vessels to ports where crew changes continued to take place.

Furthermore, scheduled dry-dockings, annual and intermediate surveys and unscheduled ship repairs and upgrades, have been delayed as a result of the impact of the Covid-19 outbreak on the repair yard workforce and the availability and transportation ability of technical teams to attend vessels. Any such delays or any failures to conduct repairs or upgrades, drydockings or surveys in a timely manner may affect our results of operations. During the fourth quarter of 2022, there has been a negative effect from the COVID-19 pandemic on our results of operations and financial condition due to crew repatriation and related costs of about $0.5 million compared to the respective pre-COVID-19 period. The Company has worked extensively to find solutions focusing on effectively managing crew changes despite such ongoing port lockdowns and travel restrictions. Difficulties have also been presented in relation to secondhand vessel acquisitions and vessel sales deliveries.

Presently, travel restrictions have been eased in most parts of the world, including China in the first quarter of 2023, however it is not known how the pandemic will develop in the future.

Following the Chinese economy opening in early 2023, if the pandemic continues within 2023 and similar restrictive measures are adopted for its control, delays may be expected in relation to the deliveries of our newbuilds and our newbuild program, which will affect our results of operations and our financial condition.
The extent and duration to which the Covid-19 outbreak and measures taken in response thereto may continue to negatively impact our business, financial performance and operating results, remain largely uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the severity and transmission rate of the various new Covid-19 types, the extent to which vaccines are available to our crew, and the effectiveness of the containment actions taken, including travel and cargo restrictions, and the impact of these and other factors on the shipping industry as a whole. As a result, it is not possible to ascertain the overall impact of Covid-19 on our business. However, the occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of Covid-19 and any new virus wave, could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and our ability to pay dividends.

Disclosure of Activities Pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran. Disclosure is required even where the activities, transactions or dealings are conducted in compliance with applicable law. Provided in this section is information concerning the activities of us and our affiliates that occurred in 2022 and which we believe may be required to be disclosed pursuant to Section 13(r) of the Exchange Act.

In 2022, our vessels did not make any port calls to Iran.

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

C.    Organizational Structure

Safe Bulkers, Inc. is a holding company with 65 subsidiaries, 23 of which are incorporated in Liberia, 41 in the Republic of the Marshall Islands and 1 in the Republic of Cyprus, each as of February 24, 2023. Our subsidiaries are ultimately wholly-owned by us. A list of our subsidiaries as of February 24, 2023 is set forth in Exhibit 8.1 to this annual report.

D.    Property, Plant and Equipment

We have no freehold or material leasehold interest in any real property. We occupy office space at Apt. D11, Les Acanthes, 6, Avenue des Citronniers, MC98000 Monaco, where our principal executive office is established. We also occupy office space at 5th floor, 61 rue du Rhone, 1204, Geneva, Switzerland, where a representation office is established. Other than our vessels, we do not have any material property. Certain of our vessels are subject to priority mortgages, which secure our obligations under our various credit facilities. For further details regarding our credit facilities, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities.”

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

Our Managers

Our operations are managed by our Managers, Safety Management, Safe Bulkers Management Ltd., and Safe Bulkers Management Monaco, under the supervision of our executive officers and our board of directors. Under our Management

Agreements, our Managers provide us with technical, administrative and commercial services and our executive management. All three of our Managers are controlled by Polys Hajioannou. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements” for more information.

Selected Financial Data

The following table presents selected consolidated financial and other data of Safe Bulkers, Inc. for each of the five years in the five year period ended December 31, 2022. The selected consolidated financial data of Safe Bulkers, Inc. is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with United States (the “U.S.”) generally accepted accounting principles (“U.S. GAAP”).

Our audited consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2020, 2021 and 2022 and the consolidated balance sheets at December 31, 2021 and 2022, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

The historical results included below and elsewhere in this document are not necessarily indicative of our future performance.

	Year Ended December
	2018	2019	2020	2021	2022
	(in thousands of U.S. dollars except share data)
STATEMENT OF OPERATIONS
Revenues	$201,548	$206,682	$206,035	$343,475	$364,050
Commissions	(8,357)	(8,921)	(7,877)	(14,444)	(14,332)
Net revenues	193,191	197,761	198,158	329,031	349,718
Voyage expenses	(6,378)	(13,715)	(41,582)	(9,753)	(9,969)
Vessel operating expenses	(63,512)	(68,569)	(70,086)	(72,049)	(80,211)
Depreciation and amortization	(48,067)	(50,310)	(54,269)	(52,364)	(49,518)
General and administrative expenses
Management fee to related parties	(16,536)	(18,050)	(18,884)	(19,221)	(17,723)
Company administration expenses	(2,706)	(2,589)	(2,618)	(3,277)	(4,079)
Early redelivery (cost)/gain, net	(105)	(63)	—	7,470	—
Other operating costs	—	(414)	(241)	—	(3,570)
Gain on sale of assets	—	—	—	11,579	—
Operating income	55,887	44,051	10,478	191,416	184,648
Interest expense	(25,713)	(26,815)	(21,233)	(14,719)	(17,138)
Other finance costs	(973)	(714)	(641)	(798)	(1,353)
Interest income	929	1,558	604	69	783
Gain/(loss) on derivatives	18	(121)	(1,303)	2,188	8,723
Foreign currency (loss)/gain	(670)	(76)	916	(910)	(1,101)
Amortization and write-off of deferred finance charges	(1,794)	(1,845)	(1,726)	(2,898)	(2,008)
Net income/(loss)	$27,684	$16,038	$(12,905)	$174,348	$172,554
Earnings/(loss) per share of Common Stock, basic and diluted	$0.16	$0.04	$(0.25)	$1.44	$1.36
Cash dividends declared per share of Common Stock	$—	$—	$—	$—	$0.20
Cash dividends declared per share of Preferred B Shares	$0.62	$—	$—	$—	$—
Cash dividends declared per share of Preferred C Shares	$2.00	$2.00	$2.00	$2.00	$2.00
Cash dividends declared per share of Preferred D Shares	$2.00	$2.00	$2.00	$2.00	$2.00
Weighted average number of shares of Common Stock outstanding, basic and diluted	101,604,339	101,686,312	102,617,944	113,716,354	120,653,507

	Year Ended December
	2018	2019	2020	2021	2022
	(in thousands of U.S. dollars)
OTHER FINANCIAL DATA
Net cash provided by operating activities	$85,449	$58,284	$63,376	$217,208	$218,046
Net cash (used in)/provided by investing activities	(63,670)	(36,785)	(34,784)	8,554	(229,404)
Net cash (used in)/provided by financing activities	(15,580)	8,540	(9,293)	(225,906)	(40,101)
Net increase/(decrease) in cash and cash equivalents and restricted cash	6,199	30,039	19,299	(144)	(51,459)

	Year Ended December
	2018	2019	2020	2021	2022
	(in thousands of U.S. dollars)
BALANCE SHEET DATA
Total current assets	101,262	135,989	134,734	124,116	157,701
Total fixed assets	963,887	964,000	951,290	952,813	1,077,400
Other non-current assets	11,050	14,654	19,605	17,391	10,817
Total assets	1,076,199	1,114,643	1,105,629	1,094,320	1,245,918
Total current liabilities	54,606	86,784	104,715	88,692	91,317
Long-term debt, net of current portion and of deferred finance charges	538,508	536,995	531,883	315,796	370,806
Total liabilities	593,367	624,701	642,770	415,080	474,002
Mezzanine equity	16,998	17,200	18,112	—	—
Common stock, $0.001 par value	103	104	102	122	119
Total shareholders’ equity	465,834	472,742	444,747	679,240	771,916
Total liabilities and shareholders’ equity	1,076,199	1,114,643	1,105,629	1,094,320	1,245,918

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
•Fleet utilization on ownership days. We calculate fleet utilization on ownership days by dividing the number of our operating days during a period by the number of our ownership days during that period.This measure demonstrates the percentage of time in the relevant period our vessels generate revenue. During the three years ended December 31, 2022, our average annual fleet utilization on ownership days rate was approximately 94.26%.
•Fleet utilization on available days. We calculate fleet utilization on available days by dividing the number of operating days by the number of our available days during that period. Fleet utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special surveys. During the three years ended December 31, 2022, our average annual fleet utilization on available days rate was approximately 96.46%.
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

The following table reflects our revenues, commissions, voyage expenses, time charter equivalent revenue, available days and time charter equivalent rate for the periods indicated:

	Year Ended December 31,
	2021	2022
	(in thousands of U.S. dollars except available days and time charter equivalent rate)
Revenues	$343,475	$364,050
Less commissions	14,444	14,332
Less voyage expenses	9,753	9,969
Time charter equivalent revenue	$319,278	$339,749
Available days	14,678	14,959
Time charter equivalent rate	$21,752	$22,712

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

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rates, daily vessel operating expenses, daily vessel operating expenses excluding drydocking and pre-delivery expenses, daily general and administrative expenses and daily management fees for the periods indicated:

	Year ended December 31,
	2021	2022
Ownership days	14,916	15,321
Available days	14,678	14,959
Operating days	14,415	14,767
Fleet utilization on ownership days	96.64%	96.38%
Fleet utilization on available days	98.21%	98.72%
TCE rates	$21,752	$22,712
Daily vessel operating expenses	$4,830	$5,235
Daily vessel operating expenses excluding drydocking and pre-delivery expenses	$4,529	$4,738
Daily general and administrative expenses consisting of:	$1,508	$1,423
(a) Daily management fees	$1,289	$1,157
(b) Daily company administration expenses	$219	$266

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
•the availability of our vessels, which is related to the amount of time that our vessels spend in dry-dock undergoing repairs and the amount of time required to perform necessary maintenance or upgrade work; and
•other factors affecting charter rates for drybulk vessels.

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

Revenues are generated from time charters, period and spot, and voyage charters. Revenues from our time charters comprised 98.6%, 98.3% and 100.0%, respectively, of our revenues for the years ended December 31, 2020, 2021 and 2022, from which our period time charters comprised 48.7%, 75.1% and 77.9%, respectively, and our spot time charters comprised 49.9%, 23.2% and 22.1%, respectively, of our revenues for the years ended December 31, 2020, 2021 and 2022. Revenues from voyage charters comprised 1.4%, 1.7% and zero of our total revenues for the years ended December 31, 2020, 2021, respectively. No voyage charters were performed during the year ended December 31, 2022.

Unearned Revenue / Accrued Revenue

Unearned revenue as of December 31, 2022 includes: (i) cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date amounting to $5.3 million and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for variable charter rates amounting to $11.6 million.

Unearned revenue as of December 31, 2021 includes: (i) cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date amounting to $7.0 million and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for variable charter rates amounting to $12.0 million.

Accrued revenue as of December 31, 2022 represents revenue in the amount of $0.9 million earned prior to cash being received in respect of charter agreements that provide for variable charter rates.

Accrued revenue as of December 31, 2021 represents revenue in the amount of $0.9 million earned prior to cash being received in respect of charter agreements that provide for variable charter rates.

Commissions

We pay commissions currently reaching up to 5.0% on our period time and spot time charters, to unaffiliated ship brokers, to brokers associated with our charterers and to our charterers. These commissions are directly related to our revenues, from which they are deducted. The amount of our total commissions to unaffiliated ship brokers and other brokers associated with our charterers and to our charterers might grow, as revenues increase due to improving market conditions and delivery of our contracted newbuild vessels, or decrease as a result of deteriorating market conditions. These commissions do not include fees we pay to our Managers, which are described under “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet.”

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

Vessel Operating Expenses

Vessel operating expenses include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys, tonnage taxes and other minor miscellaneous items. We expect that our vessel operating expenses will slowly increase in the future as our fleet grows. Our crewing costs, which are a significant part of our vessel operating expenses, may increase in the future due to the limited supply and increase in demand for well-qualified crew. Furthermore, we expect that insurance costs, drydocking, maintenance, spare parts and stores costs will increase from the levels achieved in 2022 as our vessels age. A portion of our vessel operating expenses including crew wages paid to our Greek crew members are in currencies other than the U.S. dollar. These expenses may increase or decrease as a result of fluctuation of the U.S. dollar against these currencies.

Depreciation

We depreciate our drybulk vessels on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. Second-hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Furthermore, we estimate the residual value of our vessels is equal to the product of its lightweight tonnage and estimated scrap rate, which we previously estimated to be $182 per light-weight ton. Effective January 1, 2022, we changed the estimate of vessels' residual value, from a scrap rate of $182 per light weight ton to $375 per light weight ton. The net income for the year ended December 31, 2022 would have been $163.9 million if there was no change in the estimated scrap value, representing a $8.6 million reduction to the net income, and the basic and diluted net earnings per share for the year ended December 31, 2022, would have been $1.28 per share and $1.28 per share, respectively, if there was no change in the estimated scrap value, representing a $0.08 and $0.08 reduction to the basic and diluted net earnings per share, respectively.

Vessels, Net

Vessels are stated at their historical cost, which consists of the contracted purchase price and any direct material expenses incurred upon acquisition (including improvements, on-site supervision expenses incurred during the construction period if the vessels are newbuilds, commissions paid, delivery expenses and other expenditures to prepare the vessel for her initial voyage), less accumulated depreciation and impairment charges, if any. Financing costs incurred during the construction period of the vessels if the vessels are newbuilds are also capitalized and included in the vessels’ cost. Certain subsequent expenditures for conversions and major improvements are also capitalized, if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

As of December 31, 2021 and 2022, we capitalized interest amounting to $57 thousand and $513 thousand, respectively.

General and Administrative Expenses

General and administrative expenses consist of management fees paid to our Managers and expenses incurred relating to the administration of the Company.

Management fees paid to our Managers include services offered to us for managing our vessels (i.e., chartering, operations, technical, supply, crewing and accounting services), the services provided to us by our executive officers as well as the preparation of disclosure documents and the preparation for compliance with the Sarbanes-Oxley Act. Pursuant to the terms of the Management Agreements with our Managers, for the provision of such services, we pay a daily ship management fee of €875 per vessel and pay Safe Bulkers Management Monaco an annual ship management fee of €3.50 million.

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

Inflation

Inflation is expected to have a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our financing expenses, operating, voyage and administrative expenses.

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

Results of Operations

Year ended December 31, 2022 compared to year ended December 31, 2021

During the year ended December 31, 2022, we had an average of 42.0 drybulk vessels in our fleet. During the year ended December 31, 2021, we had an average of 40.9 drybulk vessels in our fleet.

During the year ended December 31, 2022, we acquired the newbuild Post Panamax vessel Climate Respect and the newbuild Kamsarmax vessel Vassos and the second-hand Capesize vessels Maria, Aghia Sofia and Michalis H.

During the year ended December 31, 2021, we acquired the second-hand Panamax vessels Paraskevi 2 and Koulitsa 2 and the second hand Post Panamax vessel Venus Harmony and we obtained a right of use asset, the second-hand Capesize vessel Stelios Y.

Revenues

Revenues increased by 6.0%, or $20.6 million, to $364.1 million during the year ended December 31, 2022 from $343.5 million during the year ended December 31, 2021, mainly due to the prevailing market rates and the additional revenues earned by our scrubber-fitted vessels.

Commissions

Commissions to unaffiliated ship brokers, other brokers associated with our charterers and our charterers during the year ended December 31, 2022 amounted to $14.3 million, a decrease of $0.1 million, or 0.7%, compared to $14.4 million during the year ended December 31, 2021. Commissions as a percentage of revenues decreased to 3.9% of revenues during the year ended December 31, 2022 compared to 4.2% of revenues for the year ended December 31, 2021.

Voyage expenses

During the year ended December 31, 2022, we recorded voyage expenses of $10.0 million, compared to $9.8 million during the year ended December 31, 2021, a 2.0% increase mainly due to decreased prices of fuel sold as well as increased quantity of bunkers consumed under certain time charters for which the Company receives variable consideration based on charterers consumption.

Vessel operating expenses

Vessel operating expenses increased by 11.4% to $80.2 million during the year ended December 31, 2022 from $72.0 million during the year ended December 31, 2021. Ownership days in 2022 compared to 2021 increased by 2.7%, to 15,321 days from 14,916. Daily operating expenses increased by 8.4% to $5,235 during the year ended December 31, 2022 from $4,830 during the year ended December 31, 2021.

Vessel operating expenses increased as a net result of the following:

(i) the increase in crew wages, repatriation and related crew costs expenses by 3.5% to $38.1 million in 2022, compared to $36.8 million in 2021, due to increased ownership days and increased repatriation costs as a result of Covid travel restrictions;

(ii) the increase in cost of spares, stores and provisions by 7.1% to $16.6 million in 2022 compared to $15.5 million in 2021, primary due to increased transportation and delivery costs that have prevailed in the market during 2022 and increased initial supplies for our second-hand and newbuild acquired vessels;

(iii) the increase in repairs, maintenance and drydocking costs by 37.5% to $12.1 million in 2022, compared to $8.8 million in 2021, primarily due to the increased dry docking cost of $6.7 million during 2022, compared to $4.1 million for the same period of 2021, as a result of increased costs for environmental upgrades, primarily increased costs for surface preparation and application of low friction paints that have been applied during dry-dockings in 2022, instead of the standard paints applied in the past, and increased transportation and delivery costs. During 2022, 6 drydockings were fully completed and one partial completed, compared to 7 drydockings fully completed during 2021;

(iv) the increase in lubricant costs by 34.2% to $5.1 million in 2022, compared to $3.8 million in 2021, primarily due to increased lubricant unit prices and to a lesser extent to increased ownership days in 2022 compared to 2021; and

(v) the increase in insurance costs by 30.6% to $4.7 million in 2022, compared to $3.6 million in 2021, primarily due to increased vessels' insured value, reflecting increased insurance premium and to a lesser extent to increased ownership days in 2022 compared to 2021.

Other factors influencing vessel operating expenses, such as taxes and other miscellaneous expenses, had a minor effect on the increased operating expenses.

The Company expenses drydocking and pre-delivery costs as incurred, which costs may vary from period to period. Vessel operating expenses excluding vessel drydocking and pre-delivery costs increased by 7.4% to $72.6 million in 2022, compared to $67.6 million in 2021, primarily due to increased vessel operating days, crew wages, insurance and lubricant costs. Drydocking expense is related to the number of drydockings in each period and pre-delivery expense is related to the number of vessel deliveries and second-hand acquisitions in each period. Certain other shipping companies may defer and amortize drydocking expense. Daily operating expenses, excluding vessel drydocking and pre-delivery costs, increased by 4.6% to $4,738 during the year ended December 31, 2022 from $4,529 during the year ended December 31, 2021.

Gain on sale of assets

Gain on sale of assets amounted to zero during the year ended December 31, 2022, compared to $11.6 during the year ended December 31, 2021, as a result of gain on the sale of 7 of our vessels in 2021.

Depreciation and amortization

Depreciation and amortization expense decreased by 5.5% to $49.5 million during the year ended December 31, 2022, compared to $52.4 million during the year ended December 31, 2021, as a result of the change in the estimate of vessels' residual value, from a scrap rate of $182 per light weight ton to $375 per light weight ton, effective January 1, 2022, partially set off by the increased number of vessels during 2022. The Net Income for the year ended December 31, 2022 would have been $163,910 if there was no change in the estimated scrap value, representing a $8,644 reduction to the net income, and the basic and diluted net earnings per share for the year ended December 31, 2022, would have been $1.28 per share and $1.28 per share, respectively, if there was no change in the estimated scrap value, representing a $0.08 and $0.08 reduction to the basic and diluted net earnings per share, respectively.

General and administrative expenses

General and administrative expenses decreased by 3.1% to $21.8 million during the year ended December 31, 2022, compared to $22.5 million during the year ended December 31, 2021. The decrease of $0.7 million is mainly due to the decrease in the management fees charged by our Managers of $17.7 million in 2022 from $19.2 million in 2021. Management fees which are denominated in Euros decrease in 2022 compared to 2021 due to the weakening of the exchange rate of Euro versus USD partially offset by the increase of ownership days from 14,916 in 2021 to 15,321 in 2022.

As a result:

•Daily general and administrative expenses which consist of daily management fees and daily company administration expenses, decreased by 5.6% to $1,423 during the year ended December 31, 2022, from $1,508 during the year ended December 31, 2021;
•Daily management fees decreased by 10.2% to $1,157 during the year ended December 31, 2022, from $1,289 during the year ended December 31, 2021; and
•Daily company administration expenses increased by 21.5% to $266 during the year ended December 31, 2022, from $219 during the year ended December 31, 2021.

Interest expense

Interest expense increased by 16.3% to $17.1 million during the year ended December 31, 2022, compared to $14.7 million, during the year ended December 31, 2021. This was the combining effect of: i) the increase in the weighted average interest rate of our outstanding indebtedness of 3.255% per annum (“p.a.”) for the year ended December 31, 2022, compared to the weighted average interest rate of our outstanding indebtedness of 2.642% p.a. for the year ended December 31, 2021 reflecting the increasing interest rate environment, and ii) the decrease in average loans outstanding of $520.8 million during the year ended December 31, 2022, compared to the average loans outstanding of $548.6 million during the year ended December 31, 2021. The total principal amount of loans outstanding as of December 31, 2022 was $422.6 million, compared to $360.3 million as of December 31, 2021.

The discussion relating to the year ended December 31, 2021 compared to year ended December 31, 2020, can be found in the Company’s 20-F for the year ended December 31, 2021 filed with the SEC on March 30, 2022, under ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - Year ended December 31, 2021 compared to year ended December 31, 2020.

B. Liquidity and Capital Resources

As of December 31, 2022, we had liquidity of $319.3 million consisting of cash, cash equivalents, bank time deposits and restricted cash of $123.3 million, $145.0 million available under our revolving credit facilities, and up to $51.0 million available under financing agreements. We had an existing fleet of 44 vessels, one of which held for sale, and nine newbuild vessels in our orderbook. Furthermore, we had contracted revenue of approximately $292.0 million, net of commissions, from our non-cancellable spot and period time charter contracts, including contracted revenue linked to the BPI and BCI index, calculated as of December 31, 2022, and excluding the Scrubber benefit, and additional borrowing capacity in relation to seven unencumbered vessels and seven newbuilds upon their delivery. Our aggregate remaining contractual obligations as of December 31, 2022 were $850.5 million of which $242.6 million payable in 2023, $273.2 million payable in 2024 and 2025, $256.4 million payable in 2026 and 2027 and $78.3 million payable 2028 onwards. The aggregate remaining contractual obligations consist of:
i) $422.6 million of aggregate debt outstanding of which $45.7 million relates to the current portion of long term debt payable within 2023;
ii) $236.1 million of remaining capital expenditure requirements relating to the purchase consideration of the nine newbuilds, of which $147.8 million payable in 2023;
iii) $99.3 million of payments to our Managers which represent the daily and annual ship management fees, the acquisition fees and the supervision fees, of which $24.1 million payable in 2023;
iv) $89.8 million of interest and bond coupon payments, consisting of estimated interest payments we expect to make with respect to our long-term debt obligations, reflecting an assumed LIBOR-based applicable interest rate of 5.138% (using the six-month LIBOR rate as of December 31, 2022) and an assumed Term SOFR-based applicable interest rate of 4.78131% (using the six-month Term SOFR rate as of December 31, 2022) plus the relevant margin of the applicable credit facility; and
v) $2.7 million of the remaining vessel upgrades and improvements, relating to BWTS and Scrubber investments, all payable in 2023.

As of February 24, 2023, we had liquidity of $346.1 million consisting of cash, cash equivalents, bank time deposits and restricted cash of $95.6 million, $132.0 million available under the revolving credit facilities and up to $118.5 million available under financing agreements. We had an existing fleet of 44 vessels and nine newbuild vessels in our orderbook. Furthermore, we had contracted revenue of approximately $247.7 million, net of commissions, from our non-cancellable spot and period time charter contracts, including contracted revenue linked to the BPI and BCI index, calculated as of February 24, 2023, and excluding the scrubber benefit, and additional borrowing capacity in relation to seven unencumbered vessels and six newbuilds upon their delivery. The aggregate remaining capital expenditure requirements for the acquisition of the nine newbuilds, amounted to $250.3 million, of which $132.8 million is payable in 2023, $74.5 million payable in 2024 and $43.0 million payable in 2025. Further we had $411.9 million of aggregate debt outstanding, of which $23.3 million relates to the current portion of long term debt payable within the remainder of 2023.

Our primary liquidity needs are to fund financing expenses, debt repayment or refinancing, vessel operating expenses, general and administrative expenses, capital expenditures in relation to vessel acquisitions and vessel improvements, redemption of preferred shares and dividend payments to our shareholders. We anticipate that our primary sources of funds will be existing cash and cash equivalents and bank time deposits which as of December 31, 2022 amounted to $113.4 million, cash generated from operations, available amounts under our revolving credit facilities of up to $145.0 million, committed aggregate borrowing capacity of up to $51.0 million and, possibly, other future equity or debt financing.

In our opinion, the contracted cash flow from operations, the committed borrowing capacity and the existing cash and cash equivalents will be sufficient to fund the operations of our fleet and any other present financial requirements of the Company, including our working capital requirements, and our capital expenditure requirements at least through the end of the first quarter of 2024. However, we may seek and refinance our debt which may result in additional indebtedness and/or deferring repayments to later periods, and/or lower interest rates to maintain a strong cash position. In addition we may issue common equity including sales under our ATM Program. Future needs in relation to financing and investing activities may involve equity issuance or refinancing of existing debt and financing of any future fleet replacement and expansion program or fleet upgrades and improvements, in addition to use of our existing cash and operating cash surplus. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial and equity markets and contingencies and uncertainties that are beyond our control. To the extent that market conditions deteriorate, charterers may default or seek to renegotiate charter contracts, and vessel valuations may decrease, resulting in a breach of our debt covenants. In addition, refinancing of our existing debt in the future may be difficult. Our contracted revenues may decrease and we may be required to make additional prepayments under existing loan facilities, resulting in additional financing needs.

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

We paid dividends to our common shareholders each quarter between the date of our initial public offering in June 2008 and the second quarter of 2015. In March 2022, we re-established paying dividends to our common shareholders and have since paid another three quarterly consecutive dividends of $0.05 per common share, totaling $24.1 million. In February 2023, we declared a cash dividend of $0.05 per share of Common Stock payable on March 17, 2023 to shareholders of record on March 1, 2023.

During 2022, we declared and paid four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $2.4 million, and four quarterly consecutive dividends of $0.50 per share of Series D Preferred Shares, totaling $6.4 million. In January 2023, we declared and paid a dividend of $0.50 per share for each of Series C Preferred Shares, totaling $0.4 million, and of Series D Preferred Shares, totaling $1.6 million.

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

On July 13, 2020, we filed a shelf registration statement to prepare for our ATM Program. On August 7, 2020 we filed a prospectus supplement to commence our ATM Program of up to $23.5 million of our common stock. We entered into a sales agreement with DNB Markets, Inc. (“DNB”) as our sales agent, relating to the shares of our common stock, par value $0.001 per share, offered by this prospectus supplement and the accompanying prospectus. In accordance with the terms of the sales agreement, we may, through our sales agent, offer and sell from time to time shares of our common stock having an aggregate offering price of up to $23.5 million. On May 26, 2021, we entered into a second prospectus supplement in order to upsize our ATM Program offering to $100.0 million. With DNB still engaged as our sales agent, we entered into Amendment No. 1 to the sales agreement to continue our ATM Program. As of December 31, 2021, we had offered to sell and had sold 19,417,280 shares under the ATM program for net proceeds of approximately $71.5 million. We have not offered to sell and had not sold any additional shares of common stock under the ATM Program during the year ended December 31, 2022 and as of February 24, 2023.

In June 2022, we authorized a program under which we may from time to time purchase up to 5,000,000 shares of our common stock. As of February 24, 2023, 2,807,418 shares of common stock had been repurchased and cancelled under the repurchase program.

In February 2022, our wholly owned subsidiary Safe Bulkers Participations successfully completed a public offer in Greece of €100,000,000 of an unsecured bond that was admitted for trading in the Athens Exchange under the ticker symbol SBB1. The Bond is guaranteed by the Company, is non-amortizing, matures in February 2027, and carries a coupon of 2.95% payable semi-annually. It may be redeemed early by the Company in part or in full after February 2024, subject to the payment of premium ranging from 1.5% to 0.5% of the redeemed amount depending on the timing of the redemption. The net proceeds of the offering were used for the acquisition of vessels. One of the independent members of the board of directors of the Company currently serves as the Chief Executive Officer of the financial institution that was the adviser and one of the lead underwriters in the public offer of the Bond. The transaction was evaluated and approved by the board of directors of the Company excluding that independent member of the board of directors of the Company.

As of December 31, 2022, and as of December 31, 2021, we did not have any off-balance sheet arrangements.

Cash Flows

Cash and cash equivalents decreased to $49.2 million as of December 31, 2022, compared to $101.0 million as of December 31, 2021. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents were primarily held in U.S. dollars.

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to $218.0 million in 2022 and $217.2 million in 2021, consisting of net income after non-cash items of $227.1 million and $210.5 million respectively plus a decrease in working capital of $9.1 million and increase of $6.7 million during 2022 and 2021, respectively.

The major drivers of the change of net cash provided by operating activities are the increased inflows related to net revenues of $20.7 million in 2022 compared to 2021, the increased outflows related to interest expense of $2.4 in 2022 compared to 2021 and the increased outflows related to the operating expenses of $8.2 million in 2022 compared to 2021. The major drivers of the cash outflow of the working capital during 2022 are the increased inventories of $13.2 million, as a result of the increased bunker inventory due to increased number of vessels in the spot market, the increased prepaid expenses of $2.3 million as a result of the difference in the timing of payments and the decreased unearned revenue of $2.2 million as a result of the timing of revenue collection, the recognition of straight line revenue for charter parties we entered in 2020 and 2021, and the increased accrued liabilities of $4.7 million mainly due to increased accrued interest expenses, accrued repairs and maintenance services and accrued sundries expenses, offset by decreased accrued other financial expenses and decreased accrued interest rate swap expenses.

Net Cash (Used in)/ Provided by Investing Activities

Net cash flows used in investing activities were $229.4 million for the year ended December 31, 2022 compared to cash flows provided by investing activities of $8.6 million for the year ended December 31, 2021. The increase in cash flows used in investing activities of $238.0 million from 2021 is mainly attributable to the following factors: (i) a decrease of $90.2 in proceeds from sale of assets during the year ended December 31, 2022 compared to the same period of 2021, (ii) a net increase of $63.1 million in time deposits during the year ended December 31, 2022, compared to a net decrease of $10.7 million during the same period of 2021 and (iii) an increase of $74.0 million in payments for vessel acquisitions, advances for vessels under construction and major improvements during the year ended December 31, 2022 compared to the same period of 2021.

Net Cash Used in Financing Activities

Net cash flows used in financing activities were $40.1 million for the year ended December 31, 2022, compared $225.9 million for the year ended December 31, 2021. This decrease in cash flows used in financing activities of $185.8 million, compared to the year ended December 31, 2021, is mainly attributable to a decrease of $243.4 million in long term debt principal payments, a decrease in payments of common stock offering expenses of $0.4 million and an increase in proceeds from long-term debt by $80.8 million compared to the year ended December 31, 2021, offset by an increase of $19.6 in redemption of preferred stock, an increase of $12.2 in finance lease payments, an increase of $4.0 million in the payment of deferred financing costs, an increase in repurchases of common stock by $9.1 million, a decrease of $71.5 in proceeds from issuance of common stock and an increase of $22.4 in dividend payments compared to the year ended December 31, 2021.

The discussion relating to the cash flows for the year ended December 31, 2021 compared to year ended December 31, 2020, can be found in the Company’s 20-F for the year ended December 31, 2021 filed with the SEC on March 30, 2022, under ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - B. Liquidity and Capital Resources.

Credit Facilities

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term debt. We or our subsidiaries have generally entered into financing arrangements in order to finance the acquisition of our vessels, to refinance existing indebtedness and for general corporate purposes. In 2022, (a) a subsidiary of ours consummated a sale and lease back transaction for a newbuild vessel that was delivered to it, whereby the vessel was sold to a third party and immediately leased back to us under a bareboat charter for ten years with a purchase obligation at the end of the bareboat period and with purchase options at predetermined dates and prices during the period of the bareboat charter. The proceeds from the transaction were used to finance the delivery installment of the vessel and for general corporate purposes. In view of the purchase obligation at the end of the bareboat charter, we have assessed that the transaction be a financing transaction, (b) one our subsidiaries entered into a sale and lease back transaction for one of our vessels, whereby the vessel was sold to a third party and immediately leased back to us under bareboat charter for five years, with a purchase obligation at the end of the bareboat period and with purchase options at predetermined dates and prices during the period of the bareboat charter. The proceeds from the transaction were used to finance the delivery installment of the vessel and for general corporate purposes. In view of the purchase obligation at the end of the bareboat charter, we have assessed that the transaction be a financing transaction, (c) two of our subsidiaries entered into respective credit facilities that will be consummated upon delivery of the newbuild vessels to the respective subsidiaries, and that will be used to finance the delivery installment of the vessels and for general corporate purposes, (d) seven of our subsidiaries entered into a credit facility which was used to refinance loan facilities secured by eight vessels, seven of which secure the new credit facility, the proceeds of which were used to refinance three credit facilities with the same financial institution, and (e) four of our subsidiaries entered into an amendment regarding the credit facility that they are party to, whereby the maturity of the facility was extended by four years and the repayment schedule was amended accordingly.

The term of our 18 financing arrangements outstanding as of December 31, 2022, ranged from five to 10 years. They are repaid by monthly or, quarterly principal installments and a balloon payment due on maturity. We generally pay interest at LIBOR or SOFR plus a margin, except for one facility which is deemed to bear interest at a fixed rate, and five facilities, where a portion of the principal amounts is deemed to bear interest at a fixed rate.

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

Our credit facilities also require certain of our subsidiaries to maintain financial ratios and satisfy financial covenants. Depending on the credit facility, certain of our subsidiaries are subject to financial ratios and covenants requiring that these subsidiaries:

•meet the Minimum Value Covenant of 112%, 115%, 120% or 135%, as the case may be, for credit facilities outstanding;
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

The Minimum Value Covenant, Consolidated Leverage Covenant, EBITDA Covenant, Net Worth Covenant and Control Covenant do not apply to the Pinewood, Shikokuepta, Agros and Kyotofriendo One financing agreements. The EBITDA Covenant does not apply to the Shikokuokto, Gloversix, Pentakomo and Maxdekatria financing agreements and to the Monagrouli loan facility. The Minimum Value Covenant does not apply to the Maxdeka, Shikoku, Shikokutessera, Glovertwo and Maxtessera financing agreements.

As of December 31, 2022, the Company was in compliance with all debt covenants that were in effect with respect to its loan and credit facilities.

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
•a minimum of 30% of its voting and ownership rights shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the Bond.

As of December 31, 2022, the Company was in compliance with all covenants that were in effect with respect to the bond.

During 2022, we received proceeds of $259.6 million under our credit and financing facilities and we repaid $191.3 million of our indebtedness. As of December 31, 2022, we had 18 outstanding financing arrangements and the Bond with a combined outstanding balance of $422.6 million. These debt facilities had maturity dates between 2023 and 2032. During 2023, we are scheduled to repay $45.7 million of our long-term debt outstanding as of December 31, 2022.

For a description of our debt facilities as of December 31, 2022, please see Note 8 of the consolidated financial statements included elsewhere in this annual report.

C. Research and Development, Patents and Licenses

We have not incurred expenditures relating to research and development, patents or licenses for the last three years.

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for drybulk vessel services. During 2017, the BDI experienced significant volatility, reaching an annual low of 685 in February 2017 and an annual high of 1,743 in December 2017. During 2018, the BDI remained volatile, reaching an annual low of 948 in April 2018 and an annual high of 1,774 in July 2018. During 2019, 2020, 2021 and 2022, the BDI, remained volatile, reaching an annual low of 595 on February 11, 2019 and a high of 2,518 on September 4, 2019 for 2019, an annual low of 393 on May 14, 2020 and an annual high of 2,097 on October 6, 2020 for 2020, an annual low of 1,303 on February 10, 2021 and an annual high of 5,650 on October 7, 2021, an annual low of 965 on August 31, 2022 and an annual high of 3,369 on May 23, 2022, and a low of 530 on February 16, 2023 and a high of 1,250 on January 3, 2023, thus far in 2023.

Global growth is projected to fall from an estimated 3.4% in 2022 to 2.9% in 2023, as forecasted in the January 2023 World Economic Outlook of the International Monetary Fund. The rise in central bank rates to fight inflation and Russia’s war in Ukraine continue to weigh on economic activity. The rapid spread of Covid-19 in China dampened growth in 2022, but the recent reopening has paved the way for a faster-than-expected recovery. Global inflation is expected to fall from 8.8% in 2022 to 6.6% in 2023 and 4.3% in 2024, as forecasted in the January 2023 World Economic Outlook of the International Monetary Fund. As of February 24, 2023, the BDI was 883. During the first quarter of 2023, the BDI has decreased considerably, as a result of the continuing effects of the Russia-Ukraine war, and the Chinese New Year, where in the past a seasonal low charter market has been observed.

The charter rates during the first months of 2023 in the drybulk market reflect in part the fact that the decrease in demand for drybulk vessel services influenced by global financial conditions which remain volatile, as a result of the Russia -Ukraine war during 2022. On the upside, a stronger boost from pent-up demand in numerous economies or a faster fall in inflation are plausible, with positive cross-border dry bulk market spillovers. On the downside, severe health outcomes in China could hold back the recovery, Russia’s war in Ukraine could escalate, and tighter global financing costs could worsen debt distress, which could affect negatively the dry bulk market. Financial markets could also suddenly reprice in response to adverse inflation news, while further geopolitical fragmentation could hamper economic progress. See also “Item 3. Key Information—D. Risks Inherent in Our Industry and Our Business—The international drybulk shipping industry is cyclical and volatile, having reached historical highs in 2008 and historical lows in 2016. Charter rates improved in 2019 and declined significantly in 2020, due in part to the impact of Covid-19, which resulted in relatively lower charter rates. Charter rates since significantly improved during 2021 and 2022. Cyclicality and volatility may lead to reductions in the charter rates we are able to obtain, in vessel values and in our earnings, results of operations and available cash flow.”
As of February 24, 2023, 24 of our 44 vessels are employed or scheduled to be employed in period time charters with outstanding duration of more than three months, eight of which include daily charter rates linked to the BDI. Additionally, we believe we have structured our capital expenditure requirements, debt commitments and liquidity resources in a way that will provide us with financial flexibility (see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources” for more information).

Our TCE rate for the periods ended December 31, 2020, 2021 and 2022 was $10,559, $21,752 and $22,712 respectively, as a result of our increasing exposure to prevailing spot market conditions. During 2022, Viterra B.V. (ex.Glencore Agriculture B.V.) accounted for 15.81% and Cargill International S.A. accounted for 17.71% of our revenues.

During 2022, 10.0% of our revenue was derived from five Capesize class vessels with long period time charters, contracted in previous years with original durations of three to 20 years and with a weighted average TCE rate of $24,948. The remaining 90.0% of our revenue was derived from the employment of our remaining vessels, under spot and period time charters with original durations up to 5 years with a TCE rate of $22,487.

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

As of February 24, 2023, we had a total of 44 vessels in our fleet. As of February 24, 2023, we have contracted 49% of our expected ownership days for the remainder of 2023. Our contracted TCE rate for the remainder of 2023, calculated on the basis of all existing contracts, including contracted revenue linked to the BPI and BCI index calculated as of February 24, 2023, and customary assumptions in relation to voyage expenses, as of February 24, 2023, was $14,149.

Our employment profile as of February 24, 2023, included one period time charter contract, contracted in previous years with original duration of 20 years, with an average expected remaining charter duration of 8.7 years and with an expected TCE rate for the remainder of 2023 of $25,059, six period time charter contracts contracted in previous years with original durations of 5 years, with an average expected remaining charter duration of 2.5 years and with an expected TCE rate for the remainder of 2023 of $8,782, four period time charter contracts contracted in 2021 and 2022 with original durations of three years, with an average expected remaining charter duration of 2.7 years and with an expected TCE rate for the remainder of 2023 of $23,245 and 33 spot and period time charters with an expected average remaining charter duration of 3.3 months, and an expected TCE rate of $12,784. Vessels whose charters expire or are early redelivered or terminated within 2023 will be chartered at prevailing charter market conditions, which may substantially influence our revenues, the valuation of our vessels, our results of operations and our dividend distributions.

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

Impairment of Long Lived Assets

The Company’s long lived assets comprise its owned vessels as well as vessels under finance leases.

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

The carrying values of our long lived assets may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuilds. Historically, both charter rates and vessel values tend to be cyclical. Declines in the fair market value of vessels, prevailing market charter rates, vessel sale and purchase considerations, regulatory changes in drybulk shipping industry, changes in business plans or changes in overall market conditions that may adversely affect cash flows are considered as potential impairment indicators. In the event the independent fair market value of a vessel is lower than its carrying value, we determine undiscounted projected net operating cash flow for such vessel and compare it to the vessel carrying value.

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

Our impairment test as of December 31, 2022, on our vessels, which also involved sensitivity tests on the future time charter rates, (which is the input that is most sensitive to variations), allowing for variances of up to 7.6%, depending on the vessel type on time charter rates from our base scenario, indicated no impairment on any of our vessels. As of February 24, 2023, our contracted TCE rate for the remainder of 2023, calculated on the basis of all existing contracts and customary assumptions in relation to voyage expenses, was $14,149, as compared to the TCE for 2020, 2021 and 2022 of $10,559, 21,752, and $22,712, respectively. The ten-year average historic rate we have used is lower than the 3, 5 and 15 year historical averages.

Our analysis for the year ended December 31, 2021, on our vessels held and used, which also involved sensitivity tests on the future time charter rates, (which is the input that is most sensitive to variations), allowing for variances of up to 16.2%, with the exception of one vessel allowing for variances of up to 1.4%, depending on the vessel type on time charter rates from our base scenario, indicated no impairment on any of our vessels that were held and used.

Our comparison of the actual 2022 net receipts to the forecast net receipts used in the impairment test performed for the year ended December 31, 2021 indicated a favorable variance of 6.6%, between actual net receipts during 2022 and net receipts forecast by the Company for the same period. Our comparison of the actual 2021 net receipts to the forecast net receipts used in the impairment test performed for the year ended December 31, 2020 indicated a favorable variance of 139.0%, between actual net receipts during 2021 and net receipts forecast by the Company for the same period, due to improvements in the dry bulk market rates during 2021, which were not anticipated.

To assist investors in evaluating the possible impact on future results of operations, the following table shows the effect on the Company’s impairment analysis of using the 3-year, 5-year and 15-year historical average daily rates as of December 31, 2022, as opposed to using the 10-year historical average daily rates.

	10-Year	3-Year	Impairment Charge	5-Year	Impairment Charge	15-Year	Impairment Charge
	Historical Average Daily Rates	Historical Average Daily Rates	(in USD million)	Historical Average Daily Rates	(in USD million)	Historical Average Daily Rates	(in USD million)
Panamax Class Vessels	$12,431	$17,616	—	$15,551	—	$16,479	—
Kamsarmax Class Vessels	$13,177	$18,673	—	$16,484	—	$17,467	—
Post Panamax Class Vessels	$13,923	$19,730	—	$17,417	—	$18,456	—
Capesize Class Vessels	$16,124	$19,295	—	$18,477	—	$24,651	—
Total			—		—		—

The Company assesses the assumptions used for performing its impairment analysis, and considers the appropriate duration of historical average charter rates to be used.

While the Company intends to continue to hold and operate its vessels as of December 31, 2022, to assist investors in evaluating the possible impact on future results of operations, the following table shows the number of vessels whose estimated basic market value, exceeded their carrying value and their aggregate carrying value in each case, as of December 31, 2021 and December 31, 2022, respectively. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. Our estimate of basic market values is determined based on valuations received from third-party independent ship brokers, approved by our banks, who determine the fair value based on recent vessel sales and purchase activity which take into account relevant sales and negotiations in progress, newbuilding prices, demolition prices, rates and trends in relevant sectors, vessel specifications and yards. The carrying value of each of our vessel's does not necessarily represent its fair market value or the amount that could be obtained if the vessel was sold. The Company’s estimates of basic market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind. In addition, because vessel market values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record impairment for any of its vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying value is not recoverable.

	As of December 31, 2021			As of December 31, 2022
	Number of vessels		Aggregate Carrying Value	Number of vessels		Aggregate Carrying Value
			($ US Million)			($ US Million)
Vessels whose fair market value was below their carrying value	6	(1)	202.7	10	(2)	320.6
Vessels whose fair market value, exceeded their carrying value	32		661.7	33		680.5
Total Vessels	38		864.4	43		1,001.1
Right-of-use asset whose fair market value was below its carrying value	—		—	—		—
Right-of-use asset whose fair market value, exceeded its carrying value	1		31.9	—		—
Total Right-of-use asset	1		31.9	—		—
Total	39		896.3	43		1,001.1

(1)As of December 31, 2021, the aggregate carrying value of these 6 vessels was $42.4 million more than their fair market value, based on broker quotes.
(2)As of December 31, 2022, the aggregate carrying value of these 10 vessels was $56.4 million more than their fair market value, based on broker quotes.

The increase of $14.0 million in the difference between the fair market value and the aggregate carrying value of the vessels whose fair market value was below their carrying value as of December 31, 2022, as compared to December 31, 2021, reflects the seasonality of the drybulk trade, the effect of the then forthcoming Chinese new year and declining effects of Covid-19.

Recent accounting pronouncements

Refer to Note 2 of the consolidated financial statements included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth, as of February 24, 2023, information regarding our directors and executive officers.

Name	Age	Position
Polys Hajioannou	56	Chief Executive Officer, Chairman of the Board and Class I Director
Dr. Loukas Barmparis	60	President, Secretary and Class II Director
Konstantinos Adamopoulos	60	Chief Financial Officer and Class III Director
Ioannis Foteinos	64	Chief Operating Officer and Class I Director
Christos Megalou	63	Class II Director
Frank Sica	72	Class III Director
Ole Wikborg	67	Class I Director

Certain biographical information about each of these individuals is set forth below. The term of our Class I directors expires in 2024, the term of our Class II directors expires in 2025 and the term of our Class III directors expires in 2023.

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

Frank Sica has been a member of our board of directors and of our corporate governance, nominating and compensation committee, and a member and chairman of our audit committee, since 2008. Mr. Sica is also director of CSG Systems International, an account management and billing software company for communication industries. Previously, Mr. Sica has served as a director of JetBlue Airways Corporation, a commercial airline, and Kohl’s Corporation, an owner and operator of department stores. Mr. Sica has served as a Partner at Tailwind Capital, a private equity firm, since 2006. From 2004 to 2005, Mr. Sica was a Senior Advisor to Soros Private Funds Management. From 1998 to 2003, Mr. Sica worked at Soros Fund Management where he oversaw the direct real estate and private equity investment activities of Soros. From 1988 to 1998, Mr. Sica was a Managing Director at Morgan Stanley. Mr. Sica holds a bachelor’s degree from Wesleyan University and an M.B.A. from the Tuck School of Business at Dartmouth College.

Ole Wikborg has been a member of our board of directors and of our audit committee and chairman and member of our corporate governance, nominating and compensation committee since 2008. Mr. Wikborg has been involved in the marine and shipping industry in various capacities for over 35 years. From 2002 to 2016, Mr. Wikborg has served as a member of the management team, a director and a senior underwriter of the Norwegian Hull Club, based in Oslo, Norway. In 2016, he moved to London to take up the position as the head of the London branch of Norwegian Hull Club, established that year. He retired from his position in Norwegian Hull Club in October 2022. From 2002 to 2006, Mr. Wikborg also served as a member and chairman of the Ocean Hull Committee of the International Union of Marine Insurance (“IUMI”). Since 2006, he has served as Vice President and a member of the Executive Board of the IUMI, and he was elected as President of IUMI from 2010 to 2014. Since 1997, Mr. Wikborg has served as a board member of the Central Union of Marine Insurers, based in Oslo, and was that organization’s Chairman from 2009 to 2013. From 1997 until 2002, Mr. Wikborg served as the senior vice president and manager of the marine and energy division of the Zurich Protector Insurance Company ASA. Prior to his career in marine insurance, Mr. Wikborg served in the Royal Norwegian Navy, attaining the rank of lieutenant commander.

B. Compensation of Directors and Senior Management

Our Managers, pursuant to the terms of the applicable Management Agreements, have historically provided to us our executive officers. For the year ended December 31, 2022, none of the executive officers and senior management were employed directly by us. For a discussion of the fees payable to our Managers, refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements.” Also, we do not have any service contracts with any of our non-executive directors that provide for benefits upon termination of their services.

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

C. Board Practices

Information regarding the period which each director served and the date of expiration of each director’s current term is included in “Item 6A. Directors, Senior Management and Employees—A. Directors and Senior Management.” As of December 31, 2022, we had seven members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the shareholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. None of our directors is a party to service contracts with us providing for benefits upon termination of employment.

During the fiscal year ended December 31, 2022, the full board of directors held four meetings. Each director attended all of the meetings of committees of which the director was a member in person or electronically. Our board of directors has determined that each of Messrs. Sica, Megalou and Wikborg are independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the SEC. shareholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the chairman of the audit committee, Mr. Frank Sica, or to the chairman of the corporate governance, nominating and compensation committee, Mr. Ole Wikborg, may do so by writing to our Secretary, Dr. Loukas Barmparis, Safe Bulkers, Inc., e-mail: directors@safebulkers.com.

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

D. Employees

Our executive officers are provided by our Managers. As of December 31, 2022, our Managers employed approximately 914 people serving on board the vessels in our fleet, and approximately 156 people on shore.

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

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding Common Stock and Preferred Shares as of February 24, 2023 held by:

•each person or entity that we know beneficially owns 5.0% or more of our Common Stock;
•our officers and directors; and
•all our directors and officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 24, 2023 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership for each stockholder is based on 118,878,626 shares of Common Stock outstanding as of February 24, 2023. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all shareholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Identity of Person or Group	Number of Shares of Common Stock Owned		Percentage of Common Stock		Number of Shares of Series C Preferred Shares		Percentage of Series C Preferred Shares	Number of Shares of Series D Preferred Shares		Percentage of Series D Preferred Shares
5% Beneficial Owners:
Vorini Holdings Inc.(1)	19,426,015		16.34%		—		—%	—		—%
Bellapais Maritime Inc.(1)	5,000,000		4.21%		—		—%	—		—%
Kyperounta Maritime Inc.(1)	5,000,000		4.21%		—		—%	—		—%
Lefkoniko Maritime Inc.(1)	5,000,000		4.21%		—		—%	—		—%
Akamas Maritime Inc.(1)	8,555,412		7.20%		—		—%	—		—%
Chalkoessa Maritime Inc.(1)	5,400,000		4.54%		—		—%	—		—%
Officers and Directors:
Polys Hajioannou (1)	48,381,427		40.70%		—		—%	36,575		1.14%
Dr. Loukas Barmparis	—		—%			*			*		*
Konstantinos Adamopoulos		*		*		*			*		*
Ioannis Foteinos		*		*	—		—%	—		—%
Frank Sica		*		*		*			*		*
Ole Wikborg		*		*	—		—%	—		—%
Christos Megalou		*		*	—		—%	—		—%
All executive officers and directors as a group (7 persons)	49,004,751		41.22%		12,752		1.58%	75,575		2.37%
 * Less than 1%

(1)Controlled by Polys Hajioannou.

In June 2008, we completed a registered public offering of our shares of Common Stock in which the selling stockholder was Vorini Holdings Inc., and our Common Stock began trading on the NYSE. Our major shareholders have the same voting rights as our other shareholders. As of February 24, 2023, we had 16 shareholders of record; three of these shareholders of record were located in the U.S. and held an aggregate 77,539,106 shares of Common Stock, representing approximately 65.23% of our outstanding shares of Common Stock. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which holds 77,190,505 shares of our Common Stock. Accordingly, we believe that the shares held by Cede & Co. include shares of Common Stock beneficially owned by both holders in the U.S. and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control. We are not aware of any significant changes in the percentage ownership held by any major shareholders since our initial public offering.

Polys Hajioannou owns or controls approximately 40.70% of our outstanding Common Stock. He is able to significantly affect the outcome of matters on which our shareholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. Shares of our Common Stock held or controlled by Polys Hajioannou do not have different or unique voting rights.

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

On May 29, 2018, following the expiration of the Old Management Agreements, the Company signed the Original Management Agreements with the Managers, which have an initial term of three years expiring on May 28, 2021 and could be extended for two additional terms of three years each. The fees provided by the Original Management Agreements were fixed until May 29, 2021 and upon mutual agreement with the Managers, could be adjusted for a subsequent term of three years each time in May 29, 2021 and May 29, 2024. On May 29, 2021, following the expiration of the initial three-year term, the Original Management Agreements were extended for an additional term of three years, until May 29, 2024. On April 1, 2022, Safe Bulkers signed the Management Agreement with Safe Bulkers Management Monaco Inc., with the initial term expiring on May 29, 2024, which can be extended for one additional term of three years.

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

Restrictive Covenant Agreements

Under the amended restrictive covenant agreements entered into with us, Polys Hajioannou, Vorini Holdings Inc., Machairiotissa Holdings Inc., or any entity controlled by, or under common control with, any of the above (together, the “Hajioannou Entities”), have agreed to restrictions on their ownership or operation of any drybulk vessels or the acquisition, investment in or control of any business involved in the ownership or operation of drybulk vessels, subject to the exceptions described below.

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
(e) pursuant to their passive ownership of up to 9.99% of the outstanding voting securities of any publicly traded company that is engaged in the business of owning or operating drybulk vessels; and

(f) in the case of Mr. Hajioannou, with respect to any investment company which has been developed by a permitted acquisition; provided, that Mr. Hajioannou (i) does not own in excess of 35% of such other company (“Minority Invested Business”), (ii) does not increase his ownership except as a result of an additional permitted acquisition which is approved by a majority of our independent directors, (iii) presents all business opportunities related to drybulk vessels to Safe Bulkers in the first instance and (iv) delivers to Safe Bulkers an annual report setting forth Mr. Hajioannou’s aggregate percentage ownership in the Minority Invested Business and additional information on the vessels owned by such Minority Invested Business. For purposes of the restrictive covenant agreements, Polys Hajioannou shall not be deemed to control any such Minority Invested Business as a result of his service on the board of directors or other governing body of such Minority Invested Business so long as he is not a party to any arrangement relating to investment or management decisions. The commercial management of any drybulk vessel owned, operated or financed by an investment company of which Polys Hajioannou does not own in excess of 35% shall not be performed by either of our Managers or any other person or entity in which Mr. Hajioannou has an ownership interest.

As noted above, Polys Hajioannou and the Hajioannou Entities are permitted to engage in certain restricted activities with respect to two types of permitted acquisitions. One such permitted acquisition is an acquisition of a drybulk vessel or an acquisition or investment in a drybulk vessel business on terms and conditions as to price that are not more favorable, and on such other terms and conditions that are not materially more favorable, than those first offered to us and refused by a majority of our independent directors. A second type of permitted acquisition is an acquisition of a group of vessels or a business that includes non-drybulk vessels and non-drybulk vessel businesses, provided that less than 50.0% of the fair market value of the acquisition is attributable to drybulk vessels or drybulk vessel businesses. Under this second type of permitted acquisition, we must be promptly given the opportunity to buy the drybulk vessels or drybulk vessel businesses included in the acquisition for their fair market value plus certain break-up costs. Both of these types of permitted acquisitions require that the commercial management of any drybulk vessels acquired as permitted acquisitions be performed by either of our Managers. The commercial management of any drybulk vessel or contract for a newbuild drybulk vessel owned, operated or financed by Polys Hajioannou and entities affiliated with him for his estate or family planning purposes is not required to be managed by either of our Managers and the management of any vessels in a Minority Owned Business shall not be performed by either of our Managers or any other person or entity in which Mr. Hajioannou has an ownership interest.
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
The foregoing description of the restrictive covenant agreements, as amended, does not purport to be complete and is qualified in its entirety by reference to the restrictive covenant agreements, copies of which are attached as Exhibit 4.3, Exhibit 4.4, Exhibit 4.11 and Exhibit 4.12, and incorporated herein by reference.

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

Principal executive office lease

The Company leases office space from a company controlled by Polys Hajioannou, at Apt. D11, Les Acanthes, 6, Avenue des Citronniers, MC98000 Monaco, where our principal executive office is established. The office space lease contract was for a period from February 2014 until February 2023 with an annual lease payment initially agreed in 2014 in the amount of EUR 63,000 equivalent to $67 as of December 31, 2022, adjusted annually based on the cost of construction as published in the National Institute of Statistics & Economic Studies of Monaco, plus expenses, and is recorded in “General and administrative expenses” in the Consolidated Statements of Operations. In January 2023, the office space lease contract was renewed for a period of three years with an annual lease payment in the amount of EUR 86,400.

Credit Facilities

During 2022, the Company entered into an agreement with a financial institution for an amount up to $80.0 million secured by seven vessels owned by respective subsidiaries of the Company. At the same time, all credit facilities with this financial institution were refinanced and cancelled, namely a revolving credit facility of the Company signed in 2019 for an original amount of $20.0 million and increased to $30.0 million in 2020, a credit facility signed in 2020 for an original amount up to $20.0 million and increased to $25.0 million in 2022, and another credit facility signed in 2021 for an original amount of up to $70.0 million.

One of the independent members of the board of directors of the Company currently serves as the Chief Executive Officer of the financial institution that was the lender in the above credit facilities. All above transactions were evaluated and approved by the board of directors of the Company excluding that independent member of the board of directors of the Company.

Bond issuance

In February 2022, a subsidiary of the Company successfully completed a public offer in Greece of €100.0 million of an unsecured bond that was admitted for trading in the Athens Exchange under the ticker symbol SBB1. See “Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS-—B. Liquidity and Capital Resources—Bond” for more information. One of the independent members of the board of directors of the Company currently serves as the Chief Executive Officer of the financial institution that was the adviser and one of the lead underwriters in the public offer of the Bond. The transaction was evaluated and approved by the board of directors of the Company excluding that independent member of the board of directors of the Company.

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

Dividend Policy

During 2020, we declared and paid four quarterly consecutive dividends of $0.50 per share, of Series C Preferred Shares, totaling $4.6 million, and of Series D Preferred Shares, totaling $6.4 million. During 2021, we declared and paid four quarterly consecutive dividends of $0.50 per share, of Series C Preferred Shares, totaling $4.6 million, and of Series D Preferred Shares, totaling $6.4 million.

During 2022, we declared and paid four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $2.4 million, and four quarterly consecutive dividends of $0.50 per share of Series D Preferred Shares, totaling $6.4 million. In January 2023, we declared and paid a quarterly dividend of $0.50 per share, of Series C Preferred Shares, totaling $0.4 million, and of Series D Preferred Shares, totaling $1.6 million.

In March 2022, we re-established paying dividends to our common shareholders and have since paid another three quarterly consecutive dividends of $0.05 per common share, totaling $24.1 million. The last time we had previously paid dividend on our shares of common stock was in August 2015. In February 2023, we declared a dividend on the Company's common stock of $0.05 per share, totaling $5.9 million, payable on or about March 17, 2023 to shareholders of record at the close of trading of the Company's common stock on the NYSE on March 1, 2023.

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

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 200,000,000 shares of Common Stock, par value $0.001 per share, of which, as of December 31, 2022 and February 24, 2023, 118,868,317 and 118,878,626 shares were issued and outstanding, respectively, and 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of December 31, 2022 and February 24, 2023, 804,950 shares of Series C Preferred Shares and 3,195,050 shares of Series D Preferred Shares were issued and outstanding. Of this blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a shareholders rights plan as described below under “—Shareholders Rights Plan.” All of our shares of stock are in registered form.

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

Directors

Under our articles of incorporation and bylaws, our directors are elected by a plurality of the votes cast at each annual meeting of the shareholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting. Our articles of incorporation and bylaws provide for a staggered board of directors whereby directors shall be divided into three classes: Class I, Class II and Class III. The term of our Class I directors expires in 2024, the term of our Class II directors expires in 2025 and the term of our Class III directors expires in 2023. At each annual meeting, individuals elected as directors are elected to hold office until the third succeeding annual meeting.

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

On August 3, 2020, our shareholders granted discretionary authority to the Company’s board of directors to effect one or more reverse stock splits of the issued and outstanding shares of common stock of the Company, at ratios within the range from 1-for-2 up to 1-for-5 in the aggregate. Our board of directors has not elected to implement the reverse stock split. If our board of directors determines to implement a reverse stock split, depending on the ratio for such reverse stock split determined by our board of directors, no less than two and no more than five shares of our existing common stock will be combined into one share of common stock. Our board of directors could implement a reverse stock split at any time on or before the day immediately preceding the company’s annual meeting of shareholders in 2021. Our board may, in its discretion, elect not to implement any reverse stock split if it determines that a reverse stock split would not be in the best interests of the Company and our shareholders.

We are not aware of any limitations on the rights to own our Common Stock, including rights of non-resident or foreign shareholders to hold or exercise voting rights on our Common Stock, imposed by foreign law or by our articles of incorporation or bylaws.

Preferred Stock

Our articles of incorporation authorize our board of directors, without any further vote or action by our shareholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a shareholder rights plan as described below under “—Shareholders Rights Plan,” and as of December 31, 2022 and February 24, 2023, 804,950 have been designated as Series C Preferred Shares and 3,195,050 have been designated as Series D Preferred Shares, and to determine, with respect to any series of preferred stock established by our board of directors, the terms and rights of that series, including:

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

Blank Check Preferred Stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a shareholder rights plan as described above under “-Shareholder Rights Plan” and as of December 31, 2022 and February 24, 2023, 804,950 have been designated as Series C Preferred Shares and 3,195,050 have been designated as Series D Preferred Shares. As of the Redemption Date, no shares of Series B Preferred Shares remained outstanding. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code and the regulations thereunder, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

a)we are organized in a foreign country (our "country of organization") that grants an "equivalent exemption" to corporations organized in the United States one of the following is true; and

b) either:

i)more than 50% of the value of our stock is owned, directly or indirectly, by "qualified shareholders", that are persons (i) who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, and (ii) we satisfy certain substantiation requirements, which we refer to as the "50% Ownership Test"; or

ii)our stock is "primarily" and "regularly" traded on one or more established securities markets in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the "Publicly-Traded Test".

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

We satisfied the 50% Ownership Test for our 2021 taxable year, and expect that we will be able to satisfy that test going forward.

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

Under the regulations, the stock of a foreign corporation will be considered "regularly traded" if one or more classes of its stock representing 50% or more of its outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets (such as the NYSE), which we refer to as the "listing threshold".

The regulations further require that with respect to each class of stock relied upon to meet the listing threshold: (i) such class of the stock is traded on the market, other than in minimal quantities, on at least sixty (60) days during the taxable year or one-sixth (1/6) of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. Even if a foreign corporation does not satisfy both tests, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

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

United States Backup Withholding and Information Reporting

In general, if you are a non-corporate United States holder, dividend payments (or other taxable distributions) made within the United States will be subject to information reporting requirements and backup withholding tax if you:

(1) fail to provide an accurate taxpayer identification number;

(2) are notified by the IRS that you are subject to backup withholding; or

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

A. Quantitative Information About Market Risk

Interest Rate Risk

We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding, which is based on U.S. dollar LIBOR or SOFR plus, in the case of each credit facility, a specified margin. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we use derivative financial instruments.

The total notional principal amount of outstanding interest rate derivative contracts as of December 31, 2021 was $300.0 million. The swaps had specified rates and durations. In January 2022 we terminated certain of these interest rate derivative contracts for which we received an aggregate payment of $8.34 million and entered into new contracts with shorter maturities. In February 2022, we terminated all outstanding interest rate derivative contracts transactions and received an aggregate payment of $2.78 million. We did not have any interest rate derivative contracts outstanding as of December 31, 2022. From time to time we may enter into interest rate swap agreements in order to manage future interest costs and the risk associated with changing interest rates. Refer to the table in Note 14 of the consolidated financial statements included elsewhere in this annual report which summarizes the interest rate swaps in place as of December 31, 2022 and December 31, 2021.

The following table sets forth the sensitivity of our existing loans as of December 31, 2022, as to a 100 basis point increase in LIBOR and SOFR, and reflects the additional interest expense.

Year	Amount
2023	$2.2	million
2024	2.0	million
2025	1.6	million
2026	1.1	million
2027	0.9	million

Freight Derivatives and Bunker Swaps

We are subject to markets risks relating to changes in charter rates because we have entered into a certain number of FFA's on the Panamax index maturing in 2024. Generally freight derivatives may be used to hedge a vessel owner’s exposure to the charter market for a specified vessel size and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates reported on an identified index for the specified vessel size and time period, the seller of the FFA is required to pay the buyer the settlement sum, being an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days of the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operations and cash flow.

Our FFA derivatives do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in earnings. For the year ended December 31, 2021, we incurred net losses on FFAs of $3.2 million whereas for the year ended December 31, 2022, we incurred net gains of $7.1 million. As of December 31, 2021 and 2022 the fair value of our outstanding FFA derivatives was a net asset of $1.0 million and an asset of $0.8, respectively.

A hypothetical 10.0% immediate and uniform increase in all charter rates from the rates in effect as of December 31, 2022, would have decreased our gain and the fair value of our outstanding FFA derivatives by approximately $0.2 million, resulting to FFA derivatives asset of $0.6 million.

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

We used these bunker swaps as an economic hedge to reduce the risk on bunker price differentials. Our bunker swaps do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in earnings. Bunker swaps are treated as assets/liabilities until they are settled. During the years ended December 31, 2021 and 2022, we entered into a number of bunker swaps. For the years ended December 31, 2021 and 2022, we incurred net losses of $1.0 million and $4.5 million respectively. As of December 31, 2021 and 2022, the fair value of our outstanding bunker swaps was a net liability of $0.2 million and an asset of $0.3 million, respectively.

A hypothetical 10.0% immediate and uniform increase in all bunker prices from the prices in effect as of December 31, 2022, would have increased our loss and decreased the fair value of our outstanding bunker swaps by approximately $0.1 million, resulting to bunker swaps derivatives asset of $0.2 million..

Foreign Currency Exchange Risk

We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2022 we incurred approximately 26.6% of our vessel operating expenses in currencies other than the U.S. dollar and the vast majority of our management fees to our Managers in currencies other than the U.S. dollar. The interest on our €100,00 million bond is also payable in EUR. As of December 31, 2022, approximately 31.6% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar and were subject to exchange rate risk, as their value fluctuates with changes in exchange rates.

A hypothetical 10.0% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2022, would have increased our vessel operating expenses by approximately $2.1 million, our management fees to our Managers by approximately $1.8 million, our bond interest by approximately $0.3 million and the fair value of our outstanding accounts payable by approximately $0.3 million.

As of December 31, 2022, the majority of our outstanding contractual obligations to our Managers were denominated in Euros, equivalent to $91.9 million. The USD equivalent of the €100.0 million bond as of December 31, 2022 was $107.0 million. In order to mitigate the risk from exchange rate fluctuations, we have entered into four currency forward agreements in the relation to the redemption of the bond for a total of €40.0 million at an average rate of 1.0846 EUR/USD. A hypothetical 10% immediate adverse move in the Euro exchange rate from the rate in effect as of December 31, 2022, would have increased our outstanding contractual obligations to our Managers by approximately $9.2 million and to the bond holders by approximately $7.7 million, taking into account the outstanding forward currency agreements. We may not enter into additional foreign exchange forward agreements in the future in relation to the expenditures denominated in Euros.

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

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2022. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include without limitation controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2022.

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

 In making its assessment of our internal control over financial reporting as of December 31, 2022, management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013 (“COSO”).

 Management concluded that, as of December 31, 2022, our internal control over financial reporting was effective. Deloitte Certified Public Accountants S.A. (“Deloitte”), our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2022 which is reproduced in its entirety in Item 15(c) below.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 has been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Safe Bulkers, Inc.
Majuro, Republic of the Marshall Islands

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Safe Bulkers, Inc. and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated March 6, 2023, expressed an unqualified opinion on those financial statements.

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
March 6, 2023

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

We have adopted a Code of Business Conduct and Ethics for all officers and employees of our company, which incorporates a Code of Ethics for directors and a Code of Conduct for corporate officers, a copy of which is posted on our website, and may be viewed at http://www.safebulkers.com/corp_ethics.htm. We will also provide a paper copy of this document free of charge upon written request by our shareholders. shareholders may direct their requests to the attention of Dr. Loukas Barmparis, Secretary, Safe Bulkers, Inc., e-mail: directors@safebulkers.com, telephone: +30 2111 888 400, +357 25 887 200. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2022.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees billed to the Company for the fiscal years ended December 31, 2022 and 2021 by the Company’s principal accounting firm, Deloitte Certified Public Accountants S.A., (PCAOB number 1163), an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, Limited, by the category of service, were as follows:

	2021	2022
	(in thousands)
Audit fees	$455	$370
Audit related fees	$84	$47
All other fees	$6	$—
Total fees	$545	$417

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
Preferred Stock

In March 2022, the Company issued a notice of redemption of 1,492,554 of the outstanding Series C Preferred Shares. The redemption was completed on April 29, 2022, at a redemption price of $25.00 per Series C Preferred Share plus all accumulated and unpaid dividends to, but excluding, the redemption date. Following the redemption, there were 804,950 Series C Preferred Shares outstanding, as of December 31, 2022.

Common Stock

In June 2019, the Company implemented a new program for the repurchase of an amount of up to 5,000,000 shares of its common stock. In March 2020, we expanded such share repurchase program to provide for the repurchase of an additional 1,500,000 shares of Common Stock on the open market. Any such purchases were made in the open market in compliance with applicable laws and regulations. All 6,126,579 shares of Common Stock repurchased under this program were canceled. The program expired in June 2020.

The Company did not purchase any of the Company’s equity securities during calendar year 2021.

In June 2022, the Company authorized and implemented a new program under which it may from time to time purchase up to 5,000,000 shares of its common stock. As of February 24, 2023, 2,807,418 shares of common stock had been repurchased. Any such purchases were made in the open market in compliance with applicable laws and regulations. All shares of Common Stock repurchased under the program were canceled. The repurchase program is scheduled to expire on December 31, 2023 or upon the repurchase of an amount of up to 5,000,000 shares of its common stock.

Details on the shares purchased under such program as of February 24, 2023, are set forth in the table below:

Period	Total Number of Shares of Common Stock Purchased (a)	Average Price Paid per Share of Common Stock	Total Number of Common Shares Purchased as Part of Publicly Announced Plan or Programs
June 2022	930,729	3.85	930,729
July 2022	69,271	3.85	1,000,000
August 2022	—	—	—
September 2022	1,000,000	3.15	2,000,000
October 2022	807,418	2.47	2,807,418
November 2022	—	—	—
December 2022	—	—	—
Total	2,807,418	3.2	2,807,418
January 2023	—	—	—
February 2023	—	—	—
March 2023	—	—	—
Total	—	—	—
Total 2022 & 2023	2,807,418	3.2	2,807,418

(a) All purchases were made on the open market in accordance with Rule 10b-18 and Rule 10b5-1 under the Exchange Act.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-41 incorporated herein by reference.

ITEM 19.	EXHIBITS

Exhibit	Description
1.1	First Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 on the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995))
1.2	Articles of Amendment of First Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 99.1 on the Company’s Form 6-K, filed on October 8, 2009)
1.3	First Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.2 on the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995))
2.1	Form of Registration Rights Agreement between Safe Bulkers, Inc. and Vorini Holdings Inc. (Incorporated by reference to Exhibit 4.2 on the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995))
2.2	Shareholders Rights Agreement, dated August 5, 2020, between Safe Bulkers, Inc. and American Stock Transfer & Trust Company (Incorporated by reference to Exhibit 4.1 on the Company’s Form 6-K, filed on August 6, 2021)
2.3	Specimen Share Certificate (Incorporated by reference to Exhibit 4.1 on the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995))
2.4	Statement of Designation of the 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (Par Value $0.01 Per Share) (Incorporated by reference to Exhibit 3.4 on the Company’s Form 8-A12B filed on May 7, 2014)
2.5	Statement of Designation of the 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (Par Value $0.01 Per Share) (Incorporated by reference to Exhibit 3.4 on the Company’s Form 8-A12B filed on June 30, 2014)
2.6	Statement of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock (Incorporated by reference to Exhibit 3.1 on the Company’s Form 6-K, filed on August 6, 2021)
2.7	Description of Securities
4.1	Management Agreement, dated May 29, 2018, between Safety Management Overseas S.A. and Safe Bulkers, Inc.
4.2	Management Agreement, dated May 29, 2018, between Safe Bulkers Management Limited and Safe Bulkers, Inc.
4.3	Second Amended and Restated Restrictive Covenant Agreement, dated August 2, 2017, among Safe Bulkers, Inc., Polys Hajioannou, Vorini Holdings Inc. and Machairiotissa Holdings Inc. (Incorporated by reference to Exhibit 4.3 on the Company’s Form 20-F, filed on March 2, 2018)
4.4	Second Amended and Restated Restrictive Covenant Agreement, dated August 2, 2017, between Safe Bulkers, Inc. and Polys Hajioannou (Incorporated by reference to Exhibit 4.4 on the Company’s Form 20-F, filed on March 2, 2018)
4.5	Amended and Restated Loan Agreement, dated October 3, 2018, by and among Safe Bulkers, Inc., DNB Bank ASA, as Mandated Lead Arranger, DNB Bank ASA, as Agent, DNB Bank ASA, as Swap Provider, and DNB Bank ASA, as Security Agent
4.6	Amended and Restated Loan Agreement, dated March 28, 2019, by and among Safe Bulkers, Inc., DNB Bank ASA, as Mandated Lead Arranger, DNB Bank ASA, as Agent, DNB Bank ASA, as Swap Provider, and DNB Bank ASA, as Security Agent
4.7	At-The-Market Equity Offering Sales Agreement between Safe Bulkers, Inc. and DNB Markets, Inc. (Incorporated by reference to Exhibit 1.1 on the Company’s Form 6-K, filed on August 7, 2020)
4.8	Amendment No. 1 to the At-the-Market Equity Offering Sales Agreement, dated as of May 26, 2021, by and between Safe Bulkers, Inc. and DNB Markets, Inc. (Incorporated by reference to Exhibit 1.1 on the Company’s Form 6-K, filed on May 27, 2021)
4.9	Amended and Restated Loan Agreement, dated September 27, 2021, by and among Safe Bulkers, Inc., DNB Bank ASA, as Mandated Lead Arranger,DNB Bank ASA, as Agent, DNB Bank ASA, as Swap Provider, and DNB Bank ASA, as Security Agent
4.10	Indenture dated February 11, 2022, with respect to Safe Bulkers Participations Plc €100mm bond due 2027 with semi-annual coupon of 2.95% p.a., with Safe Bulkers, Inc. as guarantor
4.11	Restated Restrictive Covenant Agreement dated October 4, 2022among Safe Bulkers, Inc., Polys Hajioannou, Vorini Holdings Inc. and Machairiotissa Holdings Inc.
4.12	Restrictive Covenant Agreement dated October 4, 2022, between Safe Bulkers, Inc. and Polys Hajioannou.
4.13	Amended and Restated Loan Agreement, dated September 27, 2021, by and among Safe Bulkers, Inc., DNB Bank ASA, as Mandated Lead Arranger,DNB Bank ASA, as Agent, DNB Bank ASA, as Swap Provider, and DNB Bank ASA, as Security Agent
4.14	Management Agreement between Safe Bulkers Management Monaco Inc. and Safe Bulkers, Inc. dated April 1 2022
4.15	Amended Management Agreement between Safe Bulkers Management Limited and Safe Bulkers, Inc. dated April 1 2022
4.16	Amended Management Agreement between Safety Management Overseas S.A. and Safe Bulkers, Inc. dated April 1 2022
8.1	List of Subsidiaries
12.1	Certification of principal executive officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended
12.2	Certification of principal financial officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended
13.1	Certification of principal executive officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte Certified Public Accountants S.A.
101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, formatted in lnline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets as of December 31, 2021 and 2022; (ii) Consolidated Statements of Operations for the years ended December 31, 2020, 2021 and 2022; (iii) Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2020, 2021 and 2022; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2021 and 2022; and (v) Notes to Consolidated Financial Statements

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

	By:	/s/ KONSTANTINOS ADAMOPOULOS
March 6, 2023		Name: Konstantinos Adamopoulos
Title: Chief Financial Officer and Director

F-117

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Safe Bulkers, Inc.
Majuro, Republic of the Marshall Islands.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Safe Bulkers Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Long -lived Assets – Future Charter Rates – Refer to Note 2 of the consolidated financial statements.

Critical Audit Matter Description

The Company’s evaluation of its vessels for impairment involves an initial assessment of each vessel to determine whether events or changes in circumstances exist that may indicate that the carrying amount of the vessel is greater than its fair value and may no longer be recoverable. Total vessels carrying value as of December 31, 2022 were $1,001.12 million. Please note that from the above mentioned amount tested for impairment indication, vessel M/V Pedhoulas Trader has been excluded since it is classified as held for sale as of 31.12.2022.

If indicators of impairment exist for a vessel, the Company determines the recoverable amount by estimating the undiscounted future cash flows associated with the vessel. If the carrying value of the vessel exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. The undiscounted future cash flows incorporate various factors and significant assumptions, including estimated future charter rates. Future charter rates reflect the rates currently in effect for the duration of the vessels' current charters, and an estimated daily time charter equivalent for the unchartered period using the twelve -month budgeted rate for the vessel class for the first year; the Forward Freight Agreement charter rate for the vessel class for the second year; and thereafter, the most recent ten-year historical time charter average for the vessel class adding an estimated premium for vessels with installed scrubbers.

We identified future charter rates used in the undiscounted future cash flows analysis as a critical audit matter because of the complex judgements made by management to estimate future charter rates and the significant impact they have on undiscounted cash flows expected to be generated over the remaining useful life of the vessel.

This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s future charter rates.

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
•    We evaluated the reasonableness of the Company’s estimate of future charter rates by:

1.    Evaluating the Company’s methodology for estimating the future charter rates by comparing the future charter rates utilized in the future undiscounted net operating cash flows to a) the Company’s historical rates, including the actual scrubber premium earned on the Company’s past charter contracts, b) historical rate information by vessel class published by third parties c) the Company’s budget and d) other external market sources, including analysts’ reports, market reports on spreads on marine fuel (for determination of premium for scrubber fitted vessels), reports on prospective market outlook.

2.    Considering the consistency of the assumptions used in the future charter rates, including scrubber premium, with evidence obtained in other areas of the audit. This included a) internal communications by management to the board of directors, and b) external communications by management to analysts and investors.

3.    Evaluating management’s ability to accurately forecast by comparing actual results to management’s historical forecasts.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

March 6, 2023

We have served as the Company’s auditor since 2007.

SAFE BULKERS, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2021 AND 2022
(In thousands of U.S. Dollars, except for share and per share data)

		December 31,
	Notes	2021	2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$101,004	$49,186
Time deposits		1,080	64,191
Accounts receivable		8,082	6,475
Assets held for sale	6	—	11,980
Due from Manager	3	—	22
Inventories		8,653	17,323
Derivative assets current	14	1,148	1,098
Accrued revenue	18	665	662
Restricted cash		—	1,000
Prepaid expenses and other current assets		3,484	5,764
Total current assets		124,116	157,701
FIXED ASSETS:
Vessels, net	4	864,391	1,001,120
Right-of-use asset	7	31,938	—
Advances for vessels	5	56,484	76,280
Total fixed assets		952,813	1,077,400
OTHER NON CURRENT ASSETS:
Deferred financing costs		884	510
Restricted cash		10,250	8,900
Derivative assets long-term	14	5,879	1,156
Accrued revenue	18	282	225
Other non current assets		96	26
Total assets		1,094,320	1,245,918
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	8	39,912	43,556
Liability directly associated with assets held for sale	6	—	16,930
Unearned revenue	18	11,014	9,520
Trade accounts payable		9,985	10,487
Accrued liabilities	15	5,371	10,766
Derivative liabilities current	14	414	—
Lease liability	7	21,945	—
Due to Manager	3	51	58
Total current liabilities		88,692	91,317
Long-term debt, net	8	315,796	370,806
Unearned revenue long-term	18	7,989	7,330
Derivative liabilities long-term	14	—	307
Other liabilities		2,603	4,242
Total liabilities		415,080	474,002
COMMITMENTS AND CONTINGENCIES	11
MEZZANINE EQUITY - Redeemable non-controlling interest	10	—	—
SHAREHOLDERS’ EQUITY:
Common stock, $0.001 par value; 200,000,000 authorized, 121,640,839 and 118,868,317 issued and outstanding at December 31, 2021 and 2022, respectively	9	122	119
Preferred stock, $0.01 par value; 20,000,000 authorized, 2,297,504 and 804,950 Series C Preferred Shares, 3,195,050 and 3,195,050 Series D Preferred Shares, issued and outstanding at December 31, 2021 and 2022, respectively	9	55	40
Additional paid in capital		425,202	378,968
Retained earnings		253,861	392,789
Total shareholders’ equity		679,240	771,916
Total liabilities, mezzanine equity and shareholders’ equity		1,094,320	1,245,918
            The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(In thousands of U.S. Dollars, except for share and per share data)

	Years Ended December 31,
	Notes	2020	2021	2022
REVENUES:
Revenues	12	$206,035	$343,475	$364,050
Commissions		(7,877)	(14,444)	(14,332)
Net revenues		198,158	329,031	349,718
EXPENSES:
Voyage expenses		(41,582)	(9,753)	(9,969)
Vessel operating expenses	13	(70,086)	(72,049)	(80,211)
Depreciation and amortization	4,7	(54,269)	(52,364)	(49,518)
General and administrative expenses
- Management fee to related parties	3,17	(18,884)	(19,221)	(17,723)
- Company administration expenses	17	(2,618)	(3,277)	(4,079)
Early redelivery income, net	20	—	7,470	—
Other operating expense		(241)	—	(3,570)
Gain on sale of assets	19	—	11,579	—
Operating income		10,478	191,416	184,648
OTHER (EXPENSE)/INCOME:
Interest expense	8	(21,233)	(14,719)	(17,138)
Other finance cost		(641)	(798)	(1,353)
Interest income		604	69	783
(Loss)/gain on derivatives	14	(1,303)	2,188	8,723
Foreign currency gain/(loss)		916	(910)	(1,101)
Amortization and write-off of deferred finance charges		(1,726)	(2,898)	(2,008)
Net (loss)/income		(12,905)	174,348	172,554
Less preferred dividend attributable to preferred shareholders		11,500	11,064	8,978
Less/(plus) mezzanine equity measurement		908	(271)	—
Net (loss)/income available to common shareholders		$(25,313)	$163,555	$163,576
(Loss)/earnings per share in U.S. Dollars, basic and diluted	22	$(0.25)	$1.44	$1.36
Weighted average number of shares, basic and diluted		102,617,944	113,716,354	120,653,507

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC. CONSOLIDATED STATEMENTS
OF SHAREHOLDERS’ EQUITY FOR THE YEARS
ENDED DECEMBER 31, 2020, 2021 AND 2022
(In thousands of U.S. Dollars)

	Common Stock	Treasury Stock	Preferred Stock	Additional Paid in Capital	Retained Earnings	Total
Balance as of January 1, 2020	$104	$—	$55	$356,963	$115,620	$472,742
Net loss	—	—	—	—	(12,905)	(12,905)
Issuance of common stock	3	—	—	3,297	—	3,300
Repurchase and cancellation of preferred treasury stock	—	—	—	(89)	—	(89)
Repurchase and cancellation of common stock	(5)	—	—	(6,007)	—	(6,012)
Share based compensation	—	—	—	120	—	120
Mezzanine equity measurement	—	—	—	—	(908)	(908)
Preferred share dividends declared	—	—	—	—	(11,501)	(11,501)
Balance at December 31, 2020	$102	$—	$55	$354,284	$90,306	$444,747
Net income	—	—	—	—	174,348	174,348
Issuance of common stock	20	—	—	71,517	—	71,537
Offering expenses of "at-the-market" common stock equity offering	—	—	—	(719)	—	(719)
Share based compensation	—	—	—	120	—	120
Mezzanine equity measurement	—	—	—	—	271	271
Preferred share dividends declared	—	—	—	—	(11,064)	(11,064)
Balance at December 31, 2021	$122	$—	$55	$425,202	$253,861	$679,240
Net income	—	—	—	—	172,554	172,554
Redemption of preferred stock	—	—	(15)	(37,299)	—	(37,314)
Repurchase and cancellation of common stock	(3)	—	—	(9,048)	—	(9,051)
Preferred stock redemption expenses	—	—	—	(7)	—	(7)
Share based compensation	—	—	—	120	—	120
Common share dividends declared	—	—	—	—	(24,142)	(24,142)
Preferred share dividends declared	—	—	—	—	(9,484)	(9,484)
Balance at December 31, 2022	$119	$—	$40	$378,968	$392,789	$771,916

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(In thousands of U.S. Dollars)

	December 31,
	2020	2021	2022
Cash Flows from Operating Activities:
Net (loss)/income	(12,905)	174,348	172,554
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation and amortization	54,269	52,364	49,518
Gain on sale of assets	—	(11,579)	—
Unrealized loss on inventory valuation	241	—	3,570
Amortization and write-off of deferred finance charges	1,726	2,898	2,008
Unrealized loss/(gain) on derivatives	1,704	(8,438)	4,666
Unrealized foreign exchange (gain)/loss	(254)	794	(5,316)
Share based compensation	120	120	120
Change in:
Accounts receivable	10,475	(3,198)	1,607
Due from Manager	510	48	(22)
Inventories	(3,531)	3,902	(13,176)
Accrued revenue	(19)	(315)	60
Prepaid expenses and other current assets	436	351	(2,280)
Due to Manager	(9)	51	7
Trade accounts payable	2,455	(3,988)	505
Accrued liabilities	1,049	(829)	4,669
Non current assets & Other liabilities	1,038	1,435	1,709
Unearned revenue	6,071	9,244	(2,153)
Net Cash Provided by Operating Activities	63,376	217,208	218,046
Cash Flows from Investing Activities:
Vessel advances	(50,444)	(109,230)	(183,276)
Proceeds from sale of assets	—	107,084	16,930
Increase in bank time deposits	(93,793)	(2,310)	(79,817)
Maturity of bank time deposits	109,453	13,010	16,759
Net Cash (Used in)/Provided by Investing Activities	(34,784)	8,554	(229,404)
Cash Flows from Financing Activities:
Proceeds from long-term debt	92,400	178,800	259,575
Principal payments of long-term debt	(81,995)	(434,746)	(191,302)
Dividends paid	(11,497)	(11,198)	(33,626)
Payment of deferred financing costs	(1,762)	(2,425)	(6,405)
Finance lease payments	—	(9,786)	(21,971)
Payment of common stock offering expenses	(338)	(381)	—
Payment of preferred stock redemption expenses	—	—	(7)
Repurchase of common stock	(6,012)	—	(9,051)
Repurchase of preferred stock	(89)	—	—
Redemption of preferred stock	—	(17,707)	(37,314)
Proceeds on issuance of common stock	—	71,537	—
Net Cash Used in Financing Activities	(9,293)	(225,906)	(40,101)
Net increase/(decrease) in cash, cash equivalents and restricted cash	19,299	(144)	(51,459)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	254	(794)	(709)
Cash, cash equivalents and restricted cash at beginning of year	$92,639	$112,192	$111,254
Cash, cash equivalents and restricted cash at end of year	112,192	111,254	59,086
Supplemental cash flow information:
Cash paid for interest (excluding capitalized interest):	20,943	13,693	13,670
Non Cash Investing and Financing Activities:
Unpaid financing fees	111	1,303	180

Part payment of vessel advances through issuance of common stock and preferred stock	3,300	—	—
Unpaid dividend on preferred stock	134	—	—
Unpaid common stock offering expenses	56	—	—
Unpaid capital expenditure	964	1,482	3,704
Right of use asset recognized	—	32,107	—
Unpaid Lease liability on initial recognition	—	22,757	—
Reconciliation of Cash, Cash Equivalents and Restricted Cash:
Cash and cash equivalents	90,038	101,004	49,186
Restricted cash – Current assets	3,400	—	1,000
Restricted cash – Non current assets	18,754	10,250	8,900
Cash, cash equivalents and restricted cash shown in the statement of cash flows	$112,192	$111,254	$59,086
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

Polys Hajioannou, by virtue of shares owned indirectly through various private entities, owns or controls 40.70% of our outstanding common stock and is the largest shareholder of Safe Bulkers and as a result has significant influence on the outcome of matters on which shareholders are entitled to vote, including the election of the entire board of directors and other significant corporate actions.

Since Safe Bulkers’ initial public offering in 2008, Safe Bulkers has successfully completed five additional public common stock offerings, three preferred stock offerings, an unsecured bond issuance and an ongoing “at-the-market” common stock equity offering program (the “ATM Program”).

As of December 31, 2022, Safe Bulkers held 64 wholly owned companies (which are referred to herein as “Subsidiaries”) which together owned and operated a fleet of 44 drybulk vessels and were scheduled to acquire nine additional newbuild vessels (the “Newbuilds”).

Safe Bulkers and its Subsidiaries are collectively referred to in the notes to the consolidated financial statements as the “Company.”

The Company’s principal business is the ownership and operation of drybulk vessels. The Company’s vessels operate worldwide, carrying drybulk cargo for the world’s largest consumers of marine drybulk transportation services. Safety Management Overseas S.A., a company incorporated under the laws of the Republic of Panama (“Safety Management”), Safe Bulkers Management Limited, a company incorporated under the laws of the Republic of Cyprus (“Safe Bulkers Management,”) and, together with Safety Management the “Original Managers”, and Safe Bulkers Management Monaco Inc., a company incorporated under the laws of the Republic of the Marshall Islands (“Safe Bulkers Management Monaco,” or "New Manager") and, together with the Original Managers the “Managers,” and either of them “the Manager”, related parties all controlled by Polys Hajioannou, provide technical, commercial and administrative management services to the Company.

The accompanying consolidated financial statements include the operations, assets and liabilities of the Company, and of its Subsidiaries listed below.

Subsidiary	Vessel Name	Type	Built
Kerasies Shipping Corporation (“Kerasies”)(1)	Katerina	Panamax	May 2004
Marathassa Shipping Corporation (“Marathassa”)(1)	Maritsa	Panamax	January 2005
Napalem Shipping Corporation (“Napalem”)(2)(13)(19)	Paraskevi 2	Panamax	April 2011
Maxeikositessera Shipping Corporation (“Maxeikositessera”)(2)	Efrossini	Panamax	February 2012
Glovertwo Shipping Corporation (“Glovertwo”)(2)	Zoe	Panamax	July 2013
Stalem Shipping Corporation (“Stalem”)(2)(14)(19)	Koulitsa 2	Panamax	February 2013
Shikokutessera Shipping Inc. (“Shikokutessera”)(2)	Kypros Land	Panamax	January 2014
Shikokupente Shipping Inc. (“Shikokupente”)(2)	Kypros Sea	Panamax	March 2014
Gloverfour Shipping Corporation (“Gloverfour”)(2)	Kypros Bravery	Panamax	January 2015
Shikokuokto Shipping Corporation (“Shikokuokto”)(2)	Kypros Sky	Panamax	March 2015

Subsidiary	Vessel Name	Type	Built
Gloverfive Shipping Corporation (“Gloverfive”)(2)	Kypros Loyalty	Panamax	June 2015
Gloversix Shipping Corporation (“Gloversix”)(2)	Kypros Spirit	Panamax	July 2016
Pemer Shipping Ltd. (“Pemer”)(1)	Pedhoulas Merchant	Kamsarmax	March 2006
Petra Shipping Ltd. (“Petra”)(1)(17)	Pedhoulas Trader	Kamsarmax	May 2006
Pelea Shipping Ltd. (“Pelea”)(1)	Pedhoulas Leader	Kamsarmax	March 2007
Vassone Shipping Corporation (“Vassone”)(2)	Pedhoulas Commander	Kamsarmax	May 2008
Youngone Shipping Corporation (“Youngone”)(2)	Pedhoulas Cherry	Kamsarmax	July 2015
Youngtwo Shipping Corporation (“Youngtwo”)(2)	Pedhoulas Rose	Kamsarmax	January 2017
Pinewood Shipping Corporation (“Pinewood”)(2)(5)	Pedhoulas Cedrus	Kamsarmax	June 2018
Agros Shipping Corporation (“Agros”) (2)(20)	Vassos	Kamsarmax	May 2022
Marinouki Shipping Corporation (“Marinouki”)(1)	Marina	Post-Panamax	January 2006
Soffive Shipping Corporation (“Soffive”)(1)	Sophia	Post-Panamax	June 2007
Vasstwo Shipping Corporation (“Vasstwo”)(1)	Xenia	Post-Panamax	August 2006
Eniaprohi Shipping Corporation (“Eniaprohi”)(1)	Eleni	Post-Panamax	November 2008
Eniadefhi Shipping Corporation (“Eniadefhi”)(1)	Martine	Post-Panamax	February 2009
Maxdodeka Shipping Corporation (“Maxdodeka”)(1)	Andreas K	Post-Panamax	September 2009
Pentakomo Shipping Corporation (“Pentakomo”)(2)	Agios Spyridonas	Post-Panamax	January 2010
Maxdekatria Shipping Corporation (“Maxdekatria”)(1)	Panayiota K	Post-Panamax	April 2010
Maxdeka Shipping Corporation (“Maxdeka”)(2)	Venus Heritage	Post-Panamax	December 2010
Shikoku Friendship Shipping Company (“Shikoku”)(2)	Venus History	Post-Panamax	September 2011
Maxenteka Shipping Corporation (“Maxenteka”)(2)	Venus Horizon	Post-Panamax	February 2012
Vaslem Shipping Corporation (“Vaslem”)(2)(15)(19)	Venus Harmony	Post-Panamax	November 2013
Shikokuepta Shipping Inc. (“Shikokuepta”)(2)	Troodos Sun	Post-Panamax	January 2016
Kastrolem Shipping Corporation (“Kastrolem”)(2)(18)(19)	Troodos Air	Post-Panamax	March 2016
Monagrouli Shipping Corporation (“Monagrouli”)(2)	Troodos Oak	Post-Panamax	April 2020
Lofou Shipping Corporation (“Lofou”)(2)(21)	Climate Respect	Post-Panamax	July 2022
Gloverthree Shipping Corporation (“Gloverthree”)(2)(23)	Climate Ethics	Post-Panamax	January 2023
Maxpente Shipping Corporation (“Maxpente”)(1)	Kanaris	Capesize	March 2010
Eptaprohi Shipping Corporation (“Eptaprohi”)(1)	Pelopidas	Capesize	November 2011
Maxtessera Shipping Corporation (“Maxtessera”)(2)	Lake Despina	Capesize	January 2014
Shikokuennia Shipping Corporation (“Shikokuennia”)(2)	Mount Troodos	Capesize	November 2009
Metamou Shipping Corporation (“Metamou”)(2)(16)	Stelios Y	Capesize	March 2012
Armonikos Shipping Corporation (“Armonikos”)(2)(15)	Michalis H	Capesize	March 2012
Kyotofriendo One Shipping Corporation (“Kyotofriendo One”)(2)(13)	Aghia Sofia	Capesize	March 2012
Staloudi Shipping Corporation (“Staloudi”)(1)(22)	Maria	Capesize	January 2014
Gloverseven Shipping Corporation (“Gloverseven”)(2)(4)	TBN - H 11043	Post-Panamax	Q2 2023
Shimafive Shipping Corporation (“Shimafive”)(2)(4)	TBN - H 11064	Kamsarmax	Q4 2023
Shimasix Shipping Corporation (“Shimasix”)(2)(4)	TBN - H 11065	Kamsarmax	Q1 2024
Shimaseven Shipping Corporation (“Shimaseven”)(2)(4)	TBN - H 11067	Kamsarmax	Q1 2024
Shimaeight Shipping Corporation (“Shimaeight”)(2)(4)	TBN - H 11081	Kamsarmax	Q4 2023
Yasudyo Shipping Corporation (“Yasudyo”)(2)(4)	TBN - H 1392	Kamsarmax	Q4 2023
Agonistis Shipping Corporation (“Agonistis”)(2)(4)	TBN - H 1139	Kamsarmax	Q1 2025
Georgos Shipping Corporation (“Georgos”)(2)(4)	TBN - H 1138	Kamsarmax	Q3 2024
Safe Bulkers Participations Plc. ("Safe Bulkers Participations")(3)	—	—	—

Shikokuexi Shipping Inc. (“Shikokuexi”)(2)(18)	—	—	—
Kyotofriendo Two Shipping Corporation (“Kyotofriendo Two”)(2)(14)	—	—	—
Maxeikosipente Shipping Corporation (“Maxeikosipente”)(1)	—	—	—
Maxeikosiepta Shipping Corporation (“Maxeikosiepta”)(1)(6)	—	—	—
Marindou Shipping Corporation (“Marindou”)(1)(10)	—	—	—
Maxeikosiexi Shipping Corporation (“Maxeikosiexi”)(1)(11)	—	—	—
Avstes Shipping Corporation (“Avstes”)(1)(7)	—	—	—
Maxeikosi Shipping Corporation (“Maxeikosi”)(1)(8)	—	—	—
Maxeikositria Shipping Corporation (“Maxeikositria”)(1)(12)	—	—	—
Maxeikosiena Shipping Corporation (“Maxeikosiena”)(1)(9)	—	—	—

(1)Incorporated under the laws of the Republic of Liberia.
(2)Incorporated under the laws of the Republic of the Marshall Islands.
(3)Safe Bulkers Participations is a wholly owned subsidiary of Safe Bulkers, incorporated under the laws of the Republic of Cyprus and is the holding company of four wholly owned subsidiaries: Vaslem, Napalem, Stalem and Kastrolem. Safe Bulkers Participations has issued and listed an unsecured bond of euro 100 million to the Athens Stock Exchange. See Note 8.
(4)Estimated completion date for newbuild vessels as of December 31, 2022.
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
(13)Kyotofriendo One owned the Panamax class vessel Paraskevi 2, built 2011, which was sold in January 2022 and delivered in May 2022 to Napalem. Kyotofriendo One acquired the vessel Aghia Sofia in August 2022.
(14)Kyotofriendo Two owned the Panamax class vessel Koulitsa 2, built 2013, which was sold in January 2022 and delivered in April 2022 to Stalem.
(15)Armonikos owned the Post-Panamax class vessel Venus Harmony, built 2013, which was sold in January 2022 and delivered in April 2022 to Vaslem. Armonikos acquired the vessel Michalis H in May 2022.
(16)In July 2021, the Company entered into an agreement for the period bareboat charter of a 2012-built Japanese Capesize class vessel named Stelios Y, which is accounted for as a finance lease. The vessel was delivered to the Company in November 2021. Refer to Note 7.
(17)The Company sold the vessel in January 2023. See subsequent events Note 23.
(18)Shikokuexi owned the Post-Panamax class vessel Troodos Air, built 2016, which was sold in January 2022 and delivered in April 2022 to Kastrolem.
(19)Wholly owned subsidiary of Safe Bulkers Participations.
(20)The Company acquired the vessel Vassos in May 2022.
(21)The Company acquired the vessel Climate Respect in July 2022.
(22)The Company acquired the vessel Maria in February 2022.
(23)The Company acquired the vessel Climate Ethics in January 2023. See subsequent events Note 23.

For the years ended December 31, 2020, 2021 and 2022 the following charterers individually accounted for more than 10% of the Company’s revenues as follows:

	December 31,
	2020	2021	2022
Viterra B.V. (ex-Glencore Agriculture B.V.)	15.01%	16.08%	15.81%
Cargill International S.A.	11.13%	14.62%	17.71%

Coronavirus Outbreak: On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (the “Covid-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where we conduct a large part of our operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions, which may continue to cause trade disruptions and volatility in the commodity markets. Although to date there has not been any significant effect on our operating activities due to Covid-19 other than the decrease in market rates in 2020, which have recovered in 2021 and increased crew cost, the extent to which a new wave of the Covid-19 will impact the Company’s results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted. Accordingly, an estimate of the future impact cannot be made at this time.

2.    Significant Accounting Policies

Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include all accounts of the Company. All intercompany balances and transactions have been eliminated upon consolidation.

Use of Estimates: The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates may include recoverability of long -lived assets, the valuation of amounts due from charterers, residual value of vessels and the useful life of vessels. Actual results may differ from these estimates.

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

Inventories: Inventories consist of bunkers and lubricants owned by the Company remaining on board the vessels at the end of each reporting period, which are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out method. Inventories consist of $3,863 and $11,649 of bunkers and of $4,790 and $5,674 of lubricants as of December 31, 2021 and 2022, respectively.

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

Vessels’ Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated residual value. The Company estimates the useful life of its vessels to be 25 years from the date of initial delivery from the shipyard. Second-hand vessels are depreciated from the date they become available for use through their remaining estimated useful life. Effective January 1, 2022, we changed the estimate of vessels' residual value, from a scrap rate of $182 per light weight ton to $375 per light weight ton. The Net Income for the year ended December 31,

2022 would have been $163,910 if there was no change in the estimated scrap value, representing a $8,644 reduction to the net income, and the basic and diluted net earnings per share for the year ended December 31, 2022, would have been $1.28 per share and $1.28 per share, respectively, if there was no change in the estimated scrap value, representing a $0.08 and $0.08 reduction to the basic and diluted net earnings per share, respectively.

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

Derivative Instruments: The Company may enter into foreign exchange forward contracts, interest rate derivatives, bunker fuel price derivatives and forward freight contracts to create economic hedges for its exposure to foreign currency movement, interest rates of its loan obligations, bunker fuel consumed by its vessels and freight rates relating to the fluctuation of the vessel charter markets and on certain other obligations. When such derivatives do not qualify for hedge accounting the Company records these financial instruments in the consolidated balance sheet at their fair value as either a derivative asset or a liability, and recognizes the fair value changes thereto in the consolidated statements of operations. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) until the hedged item is recognized in the consolidated statements of operations. For the years ended December 31, 2020, December 31, 2021 and December 31, 2022, no derivatives were accounted for as accounting hedges.

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
A time charter is a contract for the use of a vessel for a specific period of time and a specified daily fixed charter hire rate, or a rate linked to either the Baltic Exchange Panamax Index (“BPI”) or to the Baltic Exchange Capesize Index (“BCI”). The charter hire is generally payable in advance. The Company’s time charter agreements are classified as operating leases pursuant to ASC 842 - Leases ("ASC 842"), because (i) the vessel is an identifiable asset, (ii) the Company does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel, during the term of the contract, and derives the economic benefits from such use. Time charter revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Time charter revenues are recognized as earned on a straight-line basis over the term of the charter as service is provided. Revenues from time charter may also include ballast bonus, which is an amount paid by the charterer for repositioning the vessel at the charterer’s disposal (delivery point), which is recognized as revenue over the term of the charter, and other miscellaneous revenues from vessel operations. Time charter hire is typically payable 15 or 30 days in advance as determined in the charter party agreement. On implementation of ASC 842 on January 1, 2019, the Company elected to apply a package of practical expedients under ASC 842, which allowed the Company not to reassess (i) whether any existing contracts, on the date of adoption, contained a lease, (ii) lease classification of existing leases classified as operating leases in accordance with ASC 840 and (iii) initial direct costs for any existing leases. ASC 842 also provides a practical expedient to lessors by class of underlying asset, to not separate non-lease components from the associated lease component when the following criteria are met: (i) the timing and pattern of transfer for the lease component is the same as those for the non-lease component associated with that lease component and (ii) the lease component, if accounted for separately, would be classified as an operating lease. The Company, making use of this practical expedient for lessors, has elected not to separate the lease and non-lease components included in the time charter revenue but rather to recognize operating lease revenue as a combined single lease component for all time charter contracts as the related lease component, the hire of a vessel, and non-lease component, the fees for operating and maintaining the vessel, have the same timing and pattern of transfer (both the lease and non-lease components are earned by passage of time) and the predominant component is the lease.

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

Vessels are also chartered under voyage charters, where a contract is made for the use of a vessel under which the Company is paid freight on the basis of moving cargo from a loading port to a discharge port. The Company accounts for a voyage charter when all the following criteria are met: (i) the parties to the contract have approved the contract in the form of a written charter agreement or fixture recap and are committed to perform their respective obligations, (ii) the Company can identify each party’s rights regarding the services to be transferred, (iii) the Company can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of the future cash flows is expected to change as a result of the contract) and (v) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The voyage contracts are considered service contracts which fall under the provisions of ASC 606 because the Company as the ship-owner retains the control over the operations of the vessel such as directing the routes taken or the vessel speed. In a voyage charter contract, the performance obligations begin to be satisfied once the vessel begins loading the cargo. The Company determined that its voyage charters consist of a single performance obligation which is met evenly as the voyage progresses and hence, the voyage revenues are recognized on a straight -line basis over the duration of the voyage from commencement of the loading to completion of discharge. Probable losses on voyages are provided for in full at the time such losses can be estimated. Related expenses are operating expenses, bunkers and voyage expenses and are all paid for by the Company. Costs incurred prior to loading which are directly related to the voyage, primarily bunkers, may be deferred, as they represent setup costs, if they meet certain conditions, and are amortized on a straight-line basis as the related performance obligations are satisfied over the duration of the voyage from load port to discharge port. Such deferred costs are presented in prepaid expenses and other current assets on the Consolidated Balance Sheets. Costs incurred during the voyage are expensed as incurred.

Voyage hire is typically paid partially upon initiation of the voyage and partially upon completion of the performance obligation. During the years ended December 31, 2020, December 31, 2021 and December 31, 2022, there have been two instances in 2020, three instances in 2021 and no instances in 2022, where a vessel was employed under a voyage charter. One of the voyage charters that begun during the year ended December 31, 2020 ended in the same period, while the remaining voyage charter ended after December 31, 2020. All voyages charters during the year ended December 31, 2021, began and ended in the same period.

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

For our 2021 and 2022 taxable years, we believe we were exempt from U.S federal tax on our U.S. source gross shipping income.

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

Recent Accounting Pronouncements:

Reference Rate Reform: In March 2020, the Financial Accounting Standards Board issued Accounting Standard Update (“ASU”) No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”).” ASU 2020-04 provides temporary optional expedients and exceptions to the guidance in U.S. GAAP on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate ("LIBOR") and other interbank offered rates to alternative reference rates. In January 2021, the FASB issued ASU 2021-01 (Topic 848), which amends and clarifies the existing accounting standard issued in March 2020 ASU 2020-04 for Reference Rate Reform. Reference rates such as LIBOR, are widely used in a broad range of financial instruments and other agreements. The ASU permits entities to elect certain optional expedients and exceptions when accounting for derivative contracts and certain hedging relationships affected by changes in the interest rates used for discounting cash flows, for computing variation margin settlements, and for calculating price alignment interest in connection with reference rate reform activities under way in global financial markets (the “discounting transition”). The ASU 2020-04 is effective for adoption at any time between March 12, 2020 and December 31, 2022, for all entities and the ASU 2021-01 is effective for all entities as of January 7, 2021 through December 31, 2022. In March 2021, the FCA announced that the intended cessation date of the overnight 1-, 3-, 6-, and 12-month tenors of USD LIBOR would be June 30, 2023, which is beyond the current sunset date of Topic 848. Because the current relief in Topic 848 may not cover a period of time during which a significant number of modifications may take place, the FASB issued ASU No. 2022-06 (Topic 848) to defer the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. The Company adopted the ASC 848 for its reporting period commencing January 1, 2022, and there was no effect of this standard on its consolidated financial position, results of operations, and cash flows.

3.    Transactions with Related Parties

A. The Managers

The Company enters from time to time into management agreements with the Managers for the provision of executive officers and management services to vessel-owning Subsidiaries. Pursuant to the management agreements, the vessel-owning Subsidiaries enter into separate ship management agreements with either one of the Managers under which chartering, operations, technical and accounting services are provided to the vessels. Pursuant to the management agreements, the Subsidiaries that have entered into agreements to acquire newbuild vessels are required to enter into supervision agreements with either one of the Managers. The Managers under these agreements receive fees (the “Fees”), comprised of ship management fees (the “Ship Management Fees”), supervision fees (the “Supervision Fees”) and sale and purchase commissions (the “Commissions”). The Managers are related parties that are controlled by Polys Hajioannou.

On May 29, 2018, following the expiration of the old management agreements, Safe Bulkers signed new management agreements with the Original Managers (the “Original Management Agreements”). The Original Management Agreements had an initial term of three years expiring on May 28, 2021 and could be extended for two additional terms of three years each. The fees provided by the Original Management Agreements were fixed until May 29, 2021 and could be adjusted for a subsequent term of three years each time on May 29, 2021 and May 29, 2024 upon mutual agreement with the Original Managers. On May 29, 2021, the Company and the Original Managers agreed to extend the term of the Original Management Agreements until May 29, 2024. On April 1, 2022, Safe Bulkers signed a new management agreement with the New Manager, and together with the Original Management Agreements the "Management Agreements", with the initial term expiring on May 29, 2024, which could be extended for one additional term of three years.

In accordance with the Management Agreements, the Managers receive:

•Ship Management Fees comprised of a daily ship management fee of €875 per vessel, payable monthly in arrears to the respective Manager and an annual ship management fee of €3,500,000 payable quarterly in arrears to only one of the Managers. For the three -year period from May 29, 2018 to May 28, 2021 the annual ship management fee was €3,000,000.
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
Amounts due from/to the Manager under the management agreements were zero receivable and $51 payable as of December 31, 2021 and $22 receivable and $58 payable as of December 31, 2022.

The Fees charged by our Managers comprised the following:

	Year Ended December 31,
	2020	2021	2022
Ship Management Fees	$18,884	$19,221	$17,723
Supervision Fees	275	550	1,100
Commissions	330	1,689	1,870

B. Credit Facility
During 2022, Eptaprohi, Soffive, Marinouki, Marathassa, Kerasies, Pemer and Lofou entered into a credit facility (refer to Note 8) with a financial institution for an amount up to $80,000 secured by the vessels owned by the respective subsidiaries. At the same time, all credit facilities with this financial institution were refinanced and cancelled, namely the revolving credit facility of the Company signed in 2019 for an original amount of $20,000 and increased to $30,000 in 2020, the Lofou credit facility signed in 2020 for an original amount up to $20,000 and increased to $25,000 in 2022, and the Eptaprohi, Soffive, Marinouki, Marathassa, Kerasies, Pemer and Petra credit facility signed in 2021 for an original amount of up to $70,000. One of the independent members of the board of directors of the Company currently serves as the Chief Executive Officer of this financial institution. All above transactions were evaluated and approved by the board of directors of the Company excluding that independent member of the board of directors of the Company.

C. Principal Executive Office Lease

The Company leases office space from a company controlled by Polys Hajioannou, at Apt. D11, Les Acanthes, 6, Avenue des Citronniers, MC98000 Monaco, where our principal executive office is established. The office space lease contract was for a period from February 2014 until February 2023 with an annual lease payment initially agreed in 2014 in the amount of EUR 63,000 equivalent to $67 as of December 31, 2022, adjusted annually based on the cost of construction as published in the National Institute of Statistics & Economic Studies of Monaco, plus expenses, and is recorded in “General and administrative expenses” in the Consolidated Statements of Operations. In January 2023, the office space lease contract was renewed for a period of three years with an annual lease payment in the amount of EUR 86,400.

D. Bond issuance

In February 2022, Safe Bulkers Participations successfully completed a public offer in Greece of €100,000,000 of an unsecured bond (the “Bond”), that was admitted for trading on the Athens Exchange under the ticker symbol SBB1 (refer to Note 8). One of the independent members of the board of directors of the Company currently serves as the Chief Executive Officer of the financial institution that was the adviser and one of the lead underwriters in the public offer of the Bond. The transaction was evaluated and approved by the board of directors of the Company excluding that independent member of the board of directors of the Company.

4.    Vessels, Net

Vessels, net are comprised of the following:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2021	$1,357,460	$(415,296)	$942,164
Transfer from Advances for vessels	62,336	—	62,336
Vessel sales	(152,174)	64,207	(87,967)
Depreciation	—	(52,142)	(52,142)
December 31, 2021	$1,267,622	$(403,231)	$864,391
Transfer from Advances for vessels	165,353	—	165,353
Transfer from Right-of-use asset	32,160	(1,523)	30,637
Transfer to Assets held for sale	(26,345)	15,301	(11,044)
Depreciation	—	(48,217)	(48,217)
December 31, 2022	$1,438,790	$(437,670)	$1,001,120

Transfer from Advances for vessels represents advances paid for vessels under construction and vessels acquisitions which were delivered to the Company, completed vessel improvements in respect of ballast water treatment systems (“BWTS”) and sulfur oxide exhaust gas cleaning systems (“Scrubbers”), and vessel improvements in respect of second-hand vessels acquired and comprised:

•During the year ended December 31, 2021: Delivery to the Company of the vessels Paraskevi 2, Koulitsa 2 and Venus Harmony and BWTS and vessel improvements on several vessels; and
•During the year ended December 31, 2022: Delivery to the Company of the vessels Vassos, Climate Respect, Maria, Aghia Sofia and Michalis H and BWTS and Scrubbers retrofitting and vessel improvements on several vessels.

Transfer from Right-of-use asset in the amount of $30,637, represents the advance payments and the initial direct costs paid for the vessel Stelios Y and the present value of the future lease payments due under this bareboat charter amounting to $32,160 net of amortization of $1,523, were transferred to Vessel cost and Accumulated depreciation, respectively, at the end of the bareboat charter period in November 2022, whereupon ownership of the vessel passed to Metamou, refer to Note 7.

Transfer to Assets held for sale during the year ended December 31, 2022 relates to the vessel Pedhoulas Trader, refer to Note 6.

Vessel sales represents the carrying value of vessels sold during the year ended December 31, 2021 and it relates to the sale of the vessels Paraskevi, Vassos, Pedhoulas Builder, Maria, Pedhoulas Farmer, Koulitsa and Pedhoulas Fighter, which were sold during the year ended December 31, 2021 taking advantage of the significant market improvement. No vessels were sold during the year ended December 31, 2022. The sale of Pedhoulas Trader was consummated in January 2023, refer to Note 23.

Consistent with prior practices, we reviewed all our vessels for impairment and none were found to be impaired at December 31, 2021 and December 31, 2022.

As of December 31, 2022, 23 vessels owned by the Company with a carrying value of $501,547 had first priority mortgages registered as security for certain of the Company’s loans and credit facilities, while title of ownership is held by the relevant lender for another 13 vessels with a carrying value of $323,716 to secure the relevant sale and lease back financing transactions. See further Note 8.

5.    Advances for Vessels

Advances for vessels are comprised of the following:

Balance, January 1, 2021	$9,126
Additions for advances, including capitalized expenses and interest	109,694
Transferred to vessel cost (refer to Note 4)	(62,336)
Balance, December 31, 2021	56,484
Additions for advances, including capitalized expenses and interest	185,149
Transferred to vessel cost (refer to Note 4)	(165,353)
Balance, December 31, 2022	$76,280

Advances paid for vessels represent advances paid for vessel acquisitions, vessels under construction and vessel improvements and comprise payments of installments that were due to the respective shipyard or third-party sellers, capitalized interest, certain capitalized expenses and expenditures for major improvements and regulatory compliance. During the years ended December 31, 2021 and December 31, 2022, such payments were made for the following vessels:

•During the year ended December 31, 2021: advances for Vassos, Climate Respect, Climate Ethics, Hull 11043, Hull 11064, Hull 11065, Hull 11067, Hull 11081, Hull 1392,Paraskevi 2, Koulitsa 2, and Venus Harmony and BWTS and Scrubbers retrofitting and improvements for several vessels; and
•During the year ended December 31, 2022: advances for Vassos, Climate Respect, Climate Ethics, Hull 11043, Hull 1138 and Hull 1139, Maria, Michalis H, Aghia Sofia and BWTS and Scrubbers retrofitting and improvements for several vessels.

6. Assets Held for Sale

Assets held for sale of $11,980 as of December 31, 2022, represent the carrying value of the vessel Pedhoulas Trader of $11,044 plus $936 being the value of bunkers and lubricants onboard on the same date. A Memorandum of Agreement (“MoA”) was entered into with an unrelated third party on September 21, 2022, for her sale at a price of $15,900, which was consummated in January 2023 on delivery of the vessel to her new buyers. The Company, in the context of its plan to gradually renew its fleet by selling certain of its older vessels, in September 2022, determined to dispose of this vessel and commenced seeking interested buyers. At that time, the Company concluded that the vessel met all the criteria for an asset held for sale classification, and ceased her depreciation. As of December 31, 2022, the Company has classified as liabilities directly associated with assets held for sale the amount of $16,930, representing the sale proceeds and the value of estimated bunkers and lubricants on board that had been received prior to the delivery of the vessel in January 2023.

There were no assets held for sale as of December 31, 2021.

7.    Right-of-use asset/Lease Liability

In July 2021, Metamou entered into a 12 -month period bareboat charter with the third-party owners of the vessel Stelios Y. The charter included an option for Metamou to purchase the vessel at the end of the bareboat charter period, which Metamou exercised. The vessel was delivered to Metamou in November 2021. Pursuant to the charter, Metamou paid to the owners an advance of $9,000 as security for its correct fulfillment, and daily charter hire of $14,500 from lease commencement until the end of the lease period. At the end of the bareboat charter period in November 2022, Metamou paid an additional $18,000, whereupon ownership of the vessel passed to Metamou.

Right-of-use asset in the amount of $31,938 as of December 31, 2021 represents the advance payments and the initial direct costs paid for the vessel Stelios Y and the present value of the future lease payments due under this bareboat charter entered for the vessel during the year ended December 31, 2021, amounting to $32,160 net of amortization of $222. At the end of the bareboat charter period in November 2022, whereupon ownership of the vessel passed to Metamou, the Right-of-use asset in the amount of $30,637, representing the advance payments and the initial direct costs paid for the vessel Stelios Y and the present value of the future lease payments due under this bareboat charter amounting to $32,160 net of amortization of $1,523, were transferred to Vessel cost and Accumulated depreciation, respectively.

Lease liability in the amount of $21,945 as of December 31, 2021, represents the outstanding balance of the present value of the future lease payments under the bareboat charter. The Company determined that the bareboat charter did not contain an implicit borrowing rate. Therefore, the discount rate that was used for the recognition of this lease was the estimated annual incremental borrowing rate for this type of asset which was estimated at 2.69%. The lease liability expired in November 2022.

The table below presents the components of the Company’s finance lease expense for the year ended December 31, 2021 and 2022:

		December 31,
Description	Location in Statement of Operations	2021	2022
Finance lease cost:
Amortization of Right-of-use asset	Depreciation and amortization	$222	$1,301
Interest on Lease liability	Interest expense	73	463
Total		$295	$1,764

8.    Long Term Debt

Long term debt is comprised of the following borrowings:

			December 31,
Borrower	Commencement	Maturity	2021	2022
Eptaprohi - Soffive - Marinouki - Marathassa - Kerasies - Pemer - Petra	June 2021	December 2022	21,375	—
Safe Bulkers	September 2021	September 2026	28,500	10,500
Safe Bulkers	December 2021	December 2026	50,000	20,600
Monagrouli	April 2020	April 2027	23,760	19,360
Pelea - Vasstwo - Eniaprohi - Vassone	December 2018	December 2028	26,250	23,750
Sub Total Credit facility			149,885	74,210
Eptaprohi - Soffive - Marinouki - Marathassa - Kerasies - Pemer - Petra	June 2021	December 2022	10,000	—
Eptaprohi - Soffive - Marinouki - Marathassa - Kerasies - Pemer - Lofou	December 2022	June 2028	—	15,000
Sub Total Revolving credit facility			10,000	15,000
Pentakomo	January 2020	January 2023	12,500	10,500
Maxdekatria	January 2020	January 2023	12,500	10,500
Maxdeka	November 2019	August 2025	17,063	14,978
Shikoku	November 2019	August 2025	17,948	15,756
Shikokutessera	November 2019	August 2025	17,478	15,384
Glovertwo	November 2019	August 2025	16,412	14,412
Maxtessera	April 2021	October 2026	28,117	24,798
Kyotofriendo one	September 2022	September 2027	—	24,690
Shikokuokto	December 2019	December 2027	16,000	14,000
Gloversix	December 2019	December 2027	16,640	14,560
Pinewood	February 2021	February 2031	22,567	20,695
Shikokuepta	August 2021	August 2031	23,167	21,167
Agros	May 2022	May 2032	—	24,943
Sub Total Sale and leaseback financing			200,392	226,383
Safe Bulkers Participations	February 2022	February 2027	—	106,985
Sub Total Bond			—	106,985
Total			360,277	422,578
Current portion of long-term debt			41,202	45,722
Long-term debt			319,075	376,856
Total debt			360,277	422,578
Current portion of deferred financing costs			1,290	2,166
Deferred financing costs non-current			3,279	6,050
Total deferred financing costs			4,569	8,216
Total debt			360,277	422,578
Less: Total deferred financing costs			4,569	8,216
Total debt, net of deferred financing costs			355,708	414,362
Less: Current portion of long-term debt, net of current portion of deferred financing costs			39,912	43,556
Long-term debt, net of deferred financing costs, non-current			315,796	370,806

A. Credit Facilities & Revolving Credit Facilities

During 2018, Pelea, Vasstwo, Eniaprohi and Vassone entered into a credit facility with a financial institution for $47,750, secured by the vessels owned by them. The credit facility was drawn down in two tranches, a tranche of $23,075 drawn down in 2018 and a second tranche of $24,675 drawn down in 2019. During 2022, the maturity of the facility was extended to December 2028.

During 2020, Monagrouli entered into a credit facility with a financial institution for $26,400, regarding the newbuild vessel Monagrouli had agreed to acquire. The credit facility was drawn down in 2020 upon the delivery of the newbuild vessel.

In September 2021, Safe Bulkers amended one of its credit facilities and agreed to a new structure for a credit facility of $60,000 secured by the vessels owned by Eniadefhi, Maxdodeka, Gloverfour, Gloverfive and Youngone, comprising a term loan tranche of $30,000 and a reducing revolving credit facility tranche providing for a draw down capacity of up to $30,000. The proceeds from the credit facility were used to partially refinance loan facilities with the same financial institution of an outstanding term loan tranche of $71,139 and a revolving credit facility tranche with a drawdown capacity of $7,000, secured by six vessels. Five of those vessels secure the new credit facility, and the vessel owned by Shikokuexi remained debt free. As of December 31, 2022, under the reducing revolving credit facility tranche no amount was outstanding and an amount of $30,000 was available for drawdown.

In December 2021, Safe Bulkers entered into a credit facility of $100,000 secured by the vessels owned by Youngtwo, Shikokupente, Maxeikositessera, Maxenteka, Maxpente and Shikokuennia, comprising a term loan tranche of $50,000 and a reducing revolving credit facility tranche providing for a draw down capacity of up to $50,000. The proceeds were used to refinance loan facilities in the amount of $50,000 secured by five of these vessels, and the repurchase of the vessel owned by Youngtwo under a sale and leaseback agreement. As of December 31, 2022, under the reducing revolving credit facility tranche no amount was outstanding and an amount of $50,000 was available for drawdown.

In December 2022, Eptaprohi, Soffive, Marinouki, Marathassa, Kerasies, Pemer and Lofou entered into a revolving reducing credit facility for an amount up to $80,000 secured by the vessels owned by them. At the same time, all credit facilities with this financial institution were refinanced and cancelled, namely the revolving credit facility of the Company that had been signed in 2019 for an original amount of $20,000, the Lofou credit facility signed in 2020 for an original amount up to $20,000, increased to $25,000 in July 2022, and the Eptaprohi, Soffive, Marinouki, Marathassa, Kerasies, Pemer and Petra credit facility and reducing revolving credit facility signed in 2021 for an original amount of up to $70,000, As of December 31, 2022, under the reducing revolving credit facility tranche an amount of $15,000 was outstanding and an amount of $65,000 was available for drawdown.

During 2022, Shimafive entered into a credit facility with a financial institution for $25,500, regarding the newbuild vessel Shimafive has agreed to acquire. The credit facility will be drawn in 2023 upon delivery of the newbuild vessel.

During 2022, Shimaseven entered into a credit facility with a financial institution for $25,500, regarding the newbuild vessel Shimaseven has agreed to acquire. The credit facility will be drawn in 2024 upon delivery of the newbuild vessel.

B. Sale and Leaseback Financings

Sale and leaseback financing represents financing obtained from concluding an agreement to sell the vessel and then lease her back under a bareboat charter for a pre-determined period with either an obligation or an option to purchase (that is reasonably certain, at inception, will be exercised) the vessel back at the end of the respective charter period or an option to purchase the respective vessel during the charter period at predetermined purchase prices. Transactions which involve a purchase obligation (or a purchase option that is reasonably certain, at inception, that will be exercised) are treated as a failed sale and hence represent merely a financing arrangement. The above table includes thirteen such facilities outstanding as of December 31, 2022, whereby the relevant vessels were formerly owned by our respective subsidiaries and ownership will revert back to the Company on settlement of the outstanding amounts. Details of these facilities are as follows:

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

Each of Pentakomo and Maxdekatria entered into a sale and leaseback agreement in January 2020, with third party companies, subsidiaries of a financial institution, regarding the respective vessel owned by the relevant subsidiary. The proceeds from each of these agreements were used to fully prepay the amount outstanding under previous credit facilities secured by the respective vessels and for general corporate purposes. Under these agreements, each vessel was sold and leased back on a bareboat charter basis for a period of 6 years, with a purchase obligation at the end of the 6th year. Furthermore, each respective subsidiary held an option to purchase back its respective vessel after the third year of the bareboat charter, at predetermined purchase prices. In view of the obligation of the subsidiaries to purchase the respective vessels at the end of the bareboat charter, the Company has assessed that these transactions be recorded as financing transactions. In January 2023, both Pentakomo and Maxdekatria exercised their respective purchase options, repaid all outstandings under the sale and leaseback agreements and took ownership of the respective vessels.

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

Agros entered into a sale and leaseback agreement in October 2020, with an unrelated third party, regarding the newbuild vessel Agros had agreed to acquire. The transaction was consummated in May 2022 upon delivery of the vessel to Agros. Under the agreement, the vessel was sold and leased back on a bareboat charter basis for a period of 10 years, with a purchase obligation at the end of the 10th year. Furthermore, Agros holds an option to purchase back the vessel after the third year of the bareboat charter, at predetermined purchase prices. In view of the obligation of Agros to purchase the vessel at the end of the bareboat charter, the Company has assessed that this transaction be recorded as a financing transaction.

Kyotofriendo One entered into a sale and leaseback agreement, with an unrelated third party in 2022 for $25,750, regarding the second-hand vessel Kyotofriendo One acquired during 2022. Under the agreement, the vessel was sold and leased back on a bareboat charter basis for a period of five years, with a purchase obligation at the end of the fifth year. Furthermore, Kyotofriendo One holds an option to purchase back the vessel after the third year of the bareboat charter, at predetermined purchase prices. In view of the obligation of Kyotofriendo One to purchase the vessel at the end of the bareboat charter, the Company has assessed that this transaction be recorded as a financing transaction.

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

Our financing facilities bear interest at LIBOR or SOFR as the case may be plus a margin, except for the Kyotofriendo One sale and leaseback transaction and a portion of each of Shikokutessera, Maxdeka, Shikoku, Glovertwo and Maxtessera sale and leaseback transactions. A portion of each of the Shikokutessera, Maxdeka, Shikoku, Glovertwo and Maxtessera financing facilities are deemed to incur interest at a fixed rate calculated so that the initial facility amount be amortized to maturity down to the purchase option price of each vessel.

Our financing facilities are generally repayable by monthly or quarterly principal installments and a balloon payment due on maturity. The fair value of debt outstanding on December 31, 2022 amounted to $315,519 when valuing the Shikokutessera, Maxdeka, Shikoku, Glovertwo, Maxtessera and Kyotofriendo One loan facilities on the basis of the deemed equivalent fixed rate, as applicable on December 31, 2022, which are considered to be Level 2 items in accordance with the fair value hierarchy.

In addition to the Shimafive and Shimaseven financings noted above, which will be available upon delivery of the respective vessels, as of December 31, 2022, a total amount of $145,000 was available for drawdown under the reducing revolving credit facility and reducing revolving credit facility tranches.

Our loan and credit facilities were secured as follows:

•First priority mortgages over the vessels owned by the Company or title of ownership for the vessels under sale and lease back finance arrangements;
•First priority assignment of all insurances and earnings of the relevant vessels;
•Guarantee from Safe Bulkers in respect of facilities entered into by the Subsidiaries.
The financing agreements contain debt covenants including restrictions as to changes in management and ownership of the vessels, entering into certain long-term charters, additional indebtedness and mortgaging of vessels without the respective lender’s prior consent, minimum vessel insurance cover ratio requirements, as well as minimum fair vessel value ratio to outstanding loan principal requirements (the “Minimum Value Covenant”). The Minimum Value Covenant must not fall below 112%, 115%, 120% or 135% as the case may be. The borrowers are permitted to pay dividends to their owners as long as no event of default under the respective loan has occurred or has not been remedied or would occur as a result of the payment of such dividends.
Certain of the financing agreements require the respective borrowers to maintain at all times a minimum balance in each vessel operating account, from $200 to $500.
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
The Minimum Value Covenant, Consolidated Leverage Covenant, EBITDA Covenant, Net Worth Covenant and Control Covenant do not apply to the Pinewood, Shikokuepta, Agros and Kyotofriendo One financing agreements. The EBITDA Covenant does not apply to the Shikokuokto, Gloversix, Pentakomo and Maxdekatria financing agreements and to the Monagrouli loan facility. The Minimum Value Covenant does not apply to the Maxdeka, Shikoku, Shikokutessera, Glovertwo and Maxtessera financing agreements.
As of December 31, 2022, the Company was in compliance with all debt covenants in effect, with respect to its financing facilities.
C. Unsecured Bond

In February 2022, the Company, through its wholly owned subsidiary, Safe Bulkers Participations Plc (the “Issuer”), issued €100,000,000 of unsecured bonds to investors and listed the bonds on the Athens Exchange (the "Bond"). The Bond matures in February 2027 and carries a coupon of 2.95%, payable semi-annually. The bond offering was completed on February 11, 2022, and the trading of the bonds on the Athens Exchange commenced on February 14, 2022.

The Bond can be called in part (pro rata) or in full by the Issuer on any coupon payment date, after the second anniversary and until six months prior to maturity. If the Bond is redeemed (in part or in full) on i) the 5th and/or 6th coupon payment date, bondholders will receive a premium of 1.5% on the nominal amount of the bond redeemed, ii) the 7th and/or 8th coupon payment date, bondholders will receive a premium of 0.5% on the nominal amount of the bond redeemed; no premium shall be paid for a redemption occurring on the 9th coupon payment date. In case there is a material change in the tax treatment of the Bond for the Issuer, then the Issuer has the right, at any time, to fully prepay the Bond without paying any premium. The Issuer can exercise the early redemption right in part, one or more times, by prepaying each time a nominal amount of bonds equal to at least €10,000,000, provided that the remaining nominal amount of the bonds after the early redemption is not lower than €50,000,000.

As of December 31, 2022, the outstanding balance of the Bond amounted to $106,985. The fair value of the Bond determined through Level 1 of the fair value hierarchy as at December 31, 2022, amounted to €96,000,000 or $102,706.

The Bond includes the following financial covenants for the Company:
•total consolidated liabilities divided by total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment, and the book value of all other assets), must not exceed 85%;
•total consolidated assets (based on the market value of all vessels owned or leased on a finance lease taking into account their employment, and the book value of all other assets) less its total consolidated liabilities must not be less than $150,000;
•the ratio of EBITDA over consolidated interest expense must not be less than 2.0:1, on a trailing 12 months’ basis; and
•a minimum of 30% of its voting and ownership rights shall remain directly or indirectly beneficially owned by the Hajioannou family for the duration of the Bond.

As of December 31, 2022, the Company was in compliance with all covenants in effect, with respect to the Bond.

The estimated minimum annual principal payments required to be made after December 31, 2022, based on the above credit facilities, sale and leaseback financings and the Bond are as follows:

To December 31,
2023	$45,722
2024	26,069
2025	76,373
2026	50,725
2027	155,227
2028 and thereafter	68,462
Total	$422,578

Total interest incurred on long-term debt for the years ended December 31, 2020, December 31, 2021 and December 31, 2022 amounted to $21,417, $14,776 and $17,651, respectively, which includes interest capitalized of $184, $57 and $513 for the years ended December 31, 2020, December 31, 2021 and December 31, 2022, respectively. The average interest rate (including the margin in the case of credit facilities and sale and leaseback financings) for all long-term debt during the years December 31, 2020, December 31, 2021 and December 31, 2022 was 3.382% p.a., 2.642% p.a. and 3.255% p.a., respectively.

9.    Share Capital

As of December 31, 2021 and December 31, 2022, the Company had 200,000,000 shares of authorized common stock of $0.001 par value, of which 121,640,839 and 118,868,317 were issued and outstanding respectively.

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

As of December 31, 2021 and December 31, 2022, the Company had 20,000,000 shares of authorized preferred stock of $0.01 par value, of which 2,297,504 and 804,950 Series C Cumulative Redeemable Perpetual Preferred Shares (the “Series C Preferred Shares”), respectively, and 3,195,050 and 3,195,050 Series D Cumulative Redeemable Perpetual Preferred Shares (the “Series D Preferred Shares” and, together with the Series C Preferred Shares, the “Preferred Shares”), respectively, were issued and outstanding, respectively. In addition, one million shares have been designated Series A Participating Preferred Stock in connection with our adoption of a shareholder rights plan.

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

Common stock

In November 2019, and April 2020 the Company issued to an unaffiliated third party 3,963,964, and 2,951,699 shares of common stock to pay the second and fourth installment of $6,600, and $3,300, respectively, of the purchase price of the Troodos Oak.

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

In August 2020, the Company filed a prospectus supplement with the Securities and Exchange Commission, under which it may offer and sell shares of its common stock from time to time up to aggregate net offering proceeds of $23,500 through an “at-the-market” equity offering program (the “ATM Program”). In May 2021, the Company filed an addendum to the August 2020 prospectus supplement and increased its net offering proceeds to $100,000. As of December 31, 2022, the Company had offered to sell and had sold 19,417,280 shares and had received aggregate net offering proceeds of $71,537 under the ATM Program. As of February 24, 2023, the Company had not offered to sell and had not sold any additional common shares under the ATM Program.

In June 2022, the Company authorized a program under which it may from time to time purchase up to 5,000,000 shares of its common stock. As of February 24, 2023, 2,807,418 shares of common stock had been repurchased and cancelled under the repurchase program.

Pursuant to arrangements approved by the Company’s shareholders and the nominating and compensation committee, effective July 1, 2008, in respect of the audit committee chairman and effective January 1, 2010, in respect of the other independent directors of the Company, every quarter the audit committee chairman receives the equivalent of $15 and the other independent directors each receive the equivalent of $7.50, all payable in arrears in the form of newly issued Company common stock as part compensation for services rendered as audit committee chairman and independent directors, respectively. The number of shares to be issued is determined based on the closing price of the Company’s common stock on the last trading day prior to the end of each quarter in which services were provided and the shares are issued as soon as practicable following the end of the quarter. During the years ended December 31, 2020, December 31, 2021 and December 31, 2022, 48,079 shares, 24,483 shares and 17,448 shares, respectively, were issued to the audit committee chairman and 48,079 shares, 24,482 shares and 17,448 shares, respectively, were issued in aggregate to the two other independent directors of the Company.

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

In March 2020, the Company implemented a program for the repurchase of up to 100,000 Series C Preferred Shares and up to 100,000 Series D Preferred Shares on the open market. Under the statement of designation of the respective series of preferred shares, any such shares repurchased by the Company were canceled. As of December 31, 2022, 2,496 Series C Preferred Shares and 4,950 Series D Preferred Shares had been repurchased and canceled under this repurchase program.

In March 2022, the Company issued a notice of redemption of 1,492,554 of the outstanding Series C Preferred Shares. The redemption was completed on April 29, 2022, at a redemption price of $25.00 per Series C Preferred Share in the amount of

$37,314 plus all accumulated and unpaid dividends to, but excluding, the redemption date, of $738. Following the redemption, there were 804,950 Series C Preferred Shares outstanding, as of December 31, 2022.

The payment due upon liquidation to holders of any series of the Company’s preferred shares is fixed at the redemption preference of $25.00 per share plus accumulated and unpaid dividends to the date of liquidation. The liquidation price of the Series C Preferred Shares and Series D Preferred Shares as of December 31, 2022 was $20,405 and $80,995, respectively.

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

11.    Commitments and Contingencies

(a) Capital expenditure commitments relating to our vessels and vessels under construction are as follows:

Year Ended December 31,	Due to Shipyards/Sellers	Due to Manager	Other Commitments	Total
2023	$147,840	$4,971	$2,724	$155,535
2024	72,429	1,834	—	74,263
2025	15,811	624	—	16,435
Total	$236,080	$7,429	$2,724	$246,233

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

12.    Revenues

Revenues are comprised of the following:

	Year Ended December 31
	2020	2021	2022
Time charter revenue	$198,382	$328,905	$351,006
Voyage charter revenue	2,603	5,578	—
Other income	5,050	8,992	13,044
Total	$206,035	$343,475	$364,050

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

During the years ended December 31, 2020, 2021 and 2022, the Company generated revenue from its time charters of $198,382, $328,905 and $351,006, respectively. Scrubber -fitted vessels are able to earn a premium attributable to the use of the scrubbers installed on board the vessels, to reduce the sulfur content of fuels due to new legislation effective January 1, 2020. This premium can be fixed as part of the daily charter rate or can vary based on actual consumption, such variable consideration amounted to $16,331, $13,710 and $29,628 and is included in time charter revenue for the year ended December 31, 2020, 2021 and 2022, respectively.

As of December 31, 2022, the time charters under which the Company vessels were employed had remaining term ranging from less than one month to twelve months based on the minimum duration of the contracts, excluding eleven vessels, four of which were employed under time charters for an original duration of three years, six of which were employed under time charters for an original duration of five years and one vessel which was on long term time charter for a period of twenty years, with a remaining tenor ranging between 2 to 9 years.

As of December 31, 2022, and December 31, 2021 no vessel was employed under a voyage charter. As of December 31, 2020, one of the voyage charters that began during the year was in progress and ended after December 31, 2020, and one voyage charter entered in December 2020, had not initiated the performance obligation, i.e., the relevant vessel had not arrived at the loading port. As of December 31, 2020, contract assets representing voyage costs of $38, incurred between the contract date and the date of the vessel’s arrival at the loading port were included in prepaid expenses and other current assets which were expensed in 2021. As of December 31, 2020, the aggregate amount of the transaction price allocated to the remaining performance obligation was $222, all of which had been collected as of December 31, 2020, and the entity recognized this revenue over the time of the voyage until its completion in the first quarter of 2021.

13.    Vessel Operating Expenses

Vessel operating expenses are comprised of the following:

	Year Ended December 31,
	2020	2021	2022
Crew wages and related costs	$34,364	$36,821	$38,083
Insurance	3,380	3,601	4,749
Repairs, maintenance and drydocking costs	10,097	8,797	12,148
Spares, stores and provisions	14,921	15,473	16,623
Lubricants	4,059	3,846	5,068
Taxes	642	690	674
Miscellaneous	2,623	2,821	2,866
Total	$70,086	$72,049	$80,211

14.    Fair Value of Financial Instruments and Derivatives Instruments

Cash and cash equivalents and restricted cash and interest rate, foreign exchange forward contracts, bunker price and freight derivatives are recorded at fair value. The carrying values of the current financial assets and current financial liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair values of the variable interest long-term debt approximate the recorded values, due to their variable interest rates. The fair value of the fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Company believes the terms of its loans are similar to those that could be procured as of December 31, 2022. The fair value of the long-term debt is disclosed in Note 8.

Derivative instruments

Interest rate swaps

The Company from time to time enters into interest rate derivative contracts to manage interest costs and risk associated with changing interest rates with respect to its variable interest loans and credit facilities. During the year ended December 31, 2022 the Company terminated all interest rate derivative contracts that it or its subsidiaries had previously entered into. As a result there were no interest rate derivative contracts outstanding as of December 31, 2022. Details of interest rate swap contracts entered into as of December 31, 2021 are presented in the table below:

				Notional amount
Counterparty (1)	Inception	Expiry	Fixed Rate	December 31, 2021	December 31, 2022
SAFE BULKERS	March 4, 2020	September 30, 2024	0.9900%	10,000	—
SAFE BULKERS	March 4, 2020	September 30, 2024	0.9000%	10,000	—
SAFE BULKERS	March 9, 2020	September 30, 2024	0.8000%	10,000	—
SAFE BULKERS	March 10, 2020	September 30, 2024	0.6500%	20,000	—
SAFE BULKERS (2)	March 30, 2020	September 30, 2024	0.6000%	10,000	—
SAFE BULKERS	May 5, 2020	May 5, 2025	0.4000%	10,000	—
SAFE BULKERS	July 10, 2020	May 5, 2025	0.4000%	10,000	—
SAFE BULKERS	July 10, 2020	May 5, 2025	0.3800%	10,000	—
SAFE BULKERS	July 14, 2020	May 5, 2025	0.3800%	10,000	—
SAFE BULKERS	June 4, 2020	June 4, 2025	0.5000%	10,000	—
SAFE BULKERS	June 11, 2020	June 11, 2025	0.4500%	10,000	—
SAFE BULKERS	June 15, 2020	June 15, 2025	0.4000%	10,000	—
SAFE BULKERS	June 30, 2020	June 30, 2025	0.4250%	10,000	—
SAFE BULKERS	July 1, 2020	July 1, 2025	0.3800%	10,000	—
SAFE BULKERS	July 9, 2020	July 9, 2025	0.3600%	10,000	—
SAFE BULKERS	July 16, 2020	July 16, 2025	0.3500%	10,000	—
SAFE BULKERS	July 30, 2020	July 30, 2025	0.3300%	10,000	—
SAFE BULKERS	August 3, 2020	August 3, 2025	0.3700%	10,000	—
SAFE BULKERS	February 22, 2021	December 31, 2025	0.7450%	30,000	—
SAFE BULKERS	May 10, 2021	May 11, 2026	0.9500%	50,000	—
SAFE BULKERS	July 21, 2021	July 21, 2026	0.8290%	10,000	—
SAFE BULKERS	July 22, 2021	July 22, 2026	0.7700%	20,000	—
Total				$300,000	$—

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

Foreign Exchange Forward Contracts

The Company from time to time may enter into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to capital expenditure obligations, the redemption of the Bond or for trading purposes. Foreign exchange forward contracts are agreements entered into with a bank to exchange, at a specified future date, currencies of different countries at a specific rate. As of December 31, 2022, the Company had four outstanding derivative instruments relating to currency exchange contracts for an aggregate amount of €40,000,000 or $43,384, entered into during the year ended December 31, 2022 with maturity in November 2026. As of December 31, 2021, there were no outstanding derivative instruments relating to currency exchange contracts.

Bunker Fuel Contracts

During the years ended December 31, 2021 and December 31, 2022, the Company entered into a certain number of contracts to buy or sell the spread differential between the price per ton of the 0.5% and 3.5% sulfur content fuel with the objective of reducing the risk arising from lower spread differential, which affects the additional revenue from the operation of Scrubbers in scrubber-fitted vessels.

Forward Freight Agreements (“FFA”)

During the years ended December 31, 2021 and December 31, 2022, the Company entered into a certain number of FFA on the Panamax index maturing in 2022 and 2023 with the objective of reducing the risk arising from the volatility in the vessel charter rates.

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

Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains/losses in the consolidated statements of operations are shown below:

Derivatives not designated as hedging instruments

		Asset Derivatives Fair Values		Liability Derivatives Fair Values
Type of Contract	Balance sheet location	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022
Bunker Fuel	Derivative assets/ Current assets	$9	$343	$—	$—
Forward Freight	Derivative assets/ Current assets	1,139	755	—	—
Interest Rate	Derivative assets / Non-current assets	5,879	—	—	—
Foreign Currency	Derivative assets / Non-current assets	—	1,156	—	—
Bunker Fuel	Derivative liabilities / Current liabilities	—	—	258	—
Forward Freight	Derivative liabilities / Current liabilities	—	—	156	—
Foreign Currency	Derivative liabilities / Non-current liabilities	—	—	—	307
	Total Derivatives	$7,027	$2,254	$414	$307

	Amount of (Loss)/Gain Recognized on Derivatives Year ended December 31,
	2020	2021	2022
Forward Freight	$(174)	$(3,227)	$7,066
Foreign Currency	99	(99)	862
Interest Rate Contracts	(1,379)	6,474	5,327
Bunker Fuel Contracts	151	(960)	(4,532)
Net (Loss)/Gain Recognized	$(1,303)	$2,188	$8,723

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

The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2021 and December 31, 2022.

	Significant Other Observable Inputs (Level 2)
	December 31, 2021	December 31, 2022
Derivative instruments – asset position	$7,027	$2,254
Derivative instruments – liability position	414	307

15.    Accrued Liabilities

Accrued liabilities are comprised of the following:

	December 31,
	2021	2022
Interest on long-term debt	$420	$2,235
Vessels’ operating and voyage expenses	2,824	7,305
Commissions	315	464
Interest on derivatives and other finance expenses	1,600	635
General and administrative expenses	212	127
Total	$5,371	$10,766

16.    Future Minimum Time Charter Revenue

The future minimum time charter revenue, net of commissions, based on vessels committed to non-cancellable period time charter contracts (including fixture recaps) which includes contracted revenue linked to the BPI and BCI index calculated as of December 31, 2022, is as follows:

December 31,
2023	$119,311
2024	65,901
2025	41,682
2026	16,934
2027	10,304
Thereafter	32,560
Total	$286,692

Revenues from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance. In arriving at the minimum future charter revenues, an estimated off-hire time has been deducted, although such estimate may not be reflective of the actual off-hire in the future.

17.    General and Administrative Expenses

General and administrative expenses include management fees payable to our Managers and costs in relation to the administration of our company. General and administrative expenses for the years ended December 31, 2020, December 31, 2021 and December 31, 2022 were as follows:

	December 31,
	2020	2021	2022
Management fees – related parties	$18,884	$19,221	$17,723
Professional fees (legal and accounting)	832	854	1,023
Directors fees and expenses	644	759	802
Listing fees and expenses	93	101	181
Miscellaneous	1,049	1,563	2,073
Total	$21,502	$22,498	$21,802

18.    Unearned Revenue/Accrued Revenue

Unearned Revenue represents cash received in advance of it being earned, whereas Accrued Revenue represents revenue earned prior to cash being received. Revenue is recognized as earned on a straight-line basis at their average rates when charter agreements provide for varying annual charter rates over their term. Total Unearned Revenue/Accrued Revenue during the periods presented is as follows:

	December 31,
	2021	2022
Unearned Revenue
Cash received in advance of service provided – Current liability	$7,040	$5,290
Deferred revenue resulting from varying charter rates – Current liability	3,974	4,230
Deferred revenue resulting from varying charter rates – Non-Current liability	7,989	7,330
Total Unearned Revenue	$19,003	$16,850
Accrued Revenue
Resulting from varying charter rates – Current asset	665	662
Resulting from varying charter rates – Non-Current asset	282	225
Total Accrued Revenue	$947	$887

19.    Gain on Sale of Assets

Gain on Sale of Assets represents net gains from the sale of seven vessels concluded during the year ended December 31, 2021. Summary of the transactions is presented in the table below:

	Years Ended December 31,
	2020	2021	2022
Gain on sale of assets	$—	$11,579	$—

Vessel name	Type	Built	Gross sale price	Gain/(loss)	Delivery to new owners
Paraskevi	Panamax	2003	7,300	(551)	April 2021
Vassos	Panamax	2004	8,650	(1,074)	May 2021
Pedhoulas Builder	Kamsarmax	2012	22,500	(1,775)	June 2021
Pedhoulas Farmer	Kamsarmax	2012	22,000	189	September 2021
Maria	Panamax	2003	12,000	3,843	September 2021
Koulitsa	Panamax	2003	13,600	5,748	November 2021
Pedhoulas Fighter	Kamsarmax	2012	23,700	5,199	November 2021
Total				$11,579

No vessels were sold during the years ended December 31, 2020 and December 31, 2022.

20. Early Redelivery Income, net

Early redelivery income of $7,470 for the year ended December 31, 2021 mainly relates to the cash compensation of $7,990 less accrued revenue of $435, received by the Company for the early termination requested by the charterer of the period time charter of the vessel Lake Despina, which was contractually due to expire in January 2024.

21.    Dividends

During 2022, the Company declared and paid four quarterly consecutive dividends of $0.05 per common share totaling $24,142.

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

During 2022, the Company declared and paid four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $2,356, and four quarterly consecutive dividends of $0.50 per share of Series D Preferred Shares, totaling $6,390.

During 2020, Pinewood declared and paid preferred dividends totaling JPY54,719,550.00 equivalent to $512 comprising of a dividend of JPY136,051.34 per share equivalent to $1,243.12 per share of Series A Preferred Shares for the quarter ended March 31, 2020, followed by a dividend of JPY136,051.34 per share equivalent to $1,272.39 per share of Series A Preferred Shares for the quarter ended June 30, 2020 and followed by one dividend of JPY137,546.41 per share equivalent to $1,294.87 per share of Series A Preferred Shares for the quarter ended September 30, 2020. In addition during 2020, Pinewood declared a dividend of JPY137,546.41 per share equivalent to $1,311.62 per share of Series A Preferred Shares for the quarter ended December 31, 2020, then included under the caption “Mezzanine Equity” in the consolidated balance sheets, which was paid in January 2021.

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

22.    Earnings Per Share

Diluted earnings per share are the same as basic earnings per share. There are no other potentially dilutive shares. The computation of basic earnings per share is presented as follows:

	December 31,
	2020	2021	2022
Net (loss)/income	$(12,905)	$174,348	$172,554
Less preferred dividend attributable to preferred shareholders	11,500	11,064	8,978
Less/(plus) Mezzanine equity measurement	908	(271)	—
Net income available to common shareholders	$(25,313)	$163,555	$163,576
Weighted average number of shares, basic and diluted	102,617,944	113,716,354	120,653,507
Earnings per share in U.S. Dollars, basic and diluted	$(0.25)	$1.44	$1.36

23.    Subsequent Events

(a) Dividend declaration - preferred stock Series C and Series D: In January 2023, the board of directors declared a dividend of $0.50 per share of all classes of preferred shares, totaling $2,000, payable to all shareholders of record as of January 20, 2023, which was paid on January 30, 2023.

(b) Vessel sale: In January 2023, Petra delivered the vessel Pedhoulas Trader to the third-party buyers.

(c) Newbuild delivery: In January 2023, Gloverthree took delivery of the newbuild Post-panamax class Climate Ethics.

(d) Sale and leaseback financings: In January 2023, Pentakomo and Maxdekatria exercised their respective purchase options, repaid all outstandings under the sale and leaseback agreements and took ownership of the vessels Agios Spyridonas and Panayiota K.

(e) Credit facilities: In January 2023, Pentakomo, Maxdekatria, Gloverthree,and Gloverfive entered into a credit facility with a financial institution for $67,500. The credit facility will be available upon delivery of the newbuild vessel Gloverfive has agreed to acquire.

(f) Dividend declaration - common stock: In February 2023, the board of directors declared a dividend of $0.05 per share of common stock, totaling $5,944 payable to all shareholders of record of the Company's common stock at the closing of trading on March 1, 2023 which will be paid on March 17, 2023.

(g) Newbuild acquisition: In February 2023, Shimanine Shipping Corporation ("Shimanine"), a subsidiary of Safe Bulkers incorporated under the laws of the Republic of the Marshall Islands in January 2023, entered into a contract for the construction and acquisition of a newbuild Kamsarmax class vessel scheduled for delivery in 2025.