Form 20-F
period 2023-12-31
SAFE BULKERS, INC.
filed 2024-02-29
CIK 1434754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2023
☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2023, there were 111,607,828 shares of the registrant’s common stock, 804,950 shares of 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value per share, liquidation preference $25.00 per share, and 3,195,050 shares of 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value per share, liquidation preference $25.00 per share, outstanding.

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

In this annual report, “Safe Bulkers”, “the Company”, “we”, “us” and “our” are sometimes used for convenience where references are made to Safe Bulkers, Inc. and its subsidiaries (as well as the predecessors of the foregoing). These expressions are also used where no useful purpose is served by identifying the particular company or companies. Our affiliated management companies, Safety Management Overseas S.A., a company incorporated under the laws of the Republic of Panama (“Safety Management”), and Safe Bulkers Management Limited, a company organized and existing under the laws of the Republic of Cyprus (“Safe Bulkers Management”), are each sometimes referred to as a “Manager”. Safe Bulkers Management Monaco Inc., a company incorporated under the laws of the Republic of the Marshall Islands (“Safe Bulkers Management Monaco”), is sometimes referred to as the “New Manager,” and together with Safety Management and Safe Bulkers Management, our “Managers.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

All statements in this annual report that are not statements of either historical fact or current facts are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are issuing this cautionary statement in connection therewith. The disclosure and analysis set forth in this annual report includes underlying assumptions, expectations, projections, objectives, goals, intentions and beliefs about future events or performance in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as forward-looking statements. In some cases, predictive, future-tense or forward-looking words such as “believe,” “intend,” “anticipate,” “continue,” “possible,” “hope,” “estimate,” “project,” “predict,” “forecast,” “plan,” “target,” “seek,” “potential,” “may,” “might,” “will,” “likely to,” “view,”“would,” “could,” “should” and “expect” and other similar expressions are intended to identify forward-looking statements, which are statements other than statements of historical facts, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the Securities and Exchange Commission (“SEC”), other information sent to our security holders, and other written materials.

All forward-looking statements involve risks and uncertainties and readers should not place undue reliance on them. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

Forward-looking statements include, but are not limited to, such matters as:

•future operating or financial results and future revenues and expenses;
•our ability to maintain or develop new and existing customer relationships with major commodity traders, including our ability to enter into long-term charters for our vessels, and those we may acquire in the future;
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
•competition within our industry;
•reputational risks;
•our financial condition and liquidity, including our ability to make required payments under our credit facilities, comply with our loan covenants and obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities and to comply with the restrictive and other covenants in our financing arrangements;
•the strength of world economies and currencies and the fluctuations in interest rates and foreign exchange rates;
•potential exposure or loss from investment in derivative instruments;
•general domestic, regional and international economic and political conditions;
•the effect of the 2019 Novel Coronavirus (the “Covid-19”) on our business and operations and any related remediation measures on our performance and business prospects;
•the extent to which any new wave or new variant of Covid-19 will impact the Company’s results of operations and financial condition;
•potential disruption of shipping routes due to natural disasters, accidents, political events or other developments outside of our control, including the war between Russia and Ukraine, and unrest in the Middle East, and the extent to which such events could have any impact on the Company’s results of operations and financial condition;
•sanctions imposed as a result of war (including the war between Russia and Ukraine and unrest in the Middle East,), and the potential impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. and other governments;
•world events, including terrorist attacks and other international hostilities, including the war between Russia and Ukraine the war between Israel and Hamas and the trade disruption in the Red Sea region;

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
•the future price of our common shares;
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
•our ability to implement and maintain adequate environmental and social responsibility policies and programs in response to increasing scrutiny and expectations from investors, lenders, charterers with respect to our Environmental, Social and Governance ("ESG") practices;
•risks inherent in vessel operation, including terrorism (including cyber terrorism), piracy, corruption, militant activities, political instability, terrorism and ethnic unrest in locations where we may operate and discharge of pollutants;
•potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions; and
•other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.
See the sections entitled “Risk Factors” of this Annual Report on Form 20-F for the year ended December 31, 2023.

We caution that the forward-looking statements included in this annual report represent our estimates, analyses formed by applying our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances and assumptions only as of the date of this annual report and are not intended to give any assurance as to future results. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. The reasons for this include the risks, uncertainties and factors described under “Item 3. Key Information—D. Risk Factors.” which we urge you to read for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. As a result and in light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

We undertake no obligation, and specifically decline any obligation, to publicly update or revise any forward-looking statements, contained in this annual report, except as required by law, whether as a result of new information, future events or otherwise, a change in our views or expectations or otherwise. These factors and the other risk factors described in this annual report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also cause such discrepancies. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

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
Safe Bulkers, Inc. was formed on December 11, 2007 under the laws of the Republic of the Marshall Islands. Safe Bulkers’ common stock trades on the New York Stock Exchange (“NYSE”) under the symbol “SB”. The Company’s series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB.PR.C” and “SB.PR.D”, respectively. We are a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Our vessels transport major bulks, which include iron ore, coal and grain and minor bulks, which include bauxite, fertilizers and steel products. We or our Managers have offices in Monaco, Greece, Cyprus and Switzerland. Our fleet consists of dry bulk vessels of four sizes, namely Capesize vessels with carrying capacity of about 180,000 dwt; Post Panamax vessels with carrying capacities of between 85,000 dwt and 100,000 dwt; Kamsarmax vessels with carrying capacities of between 80,000 dwt and 84,000 dwt; and Panamax vessels with carrying capacities of between 75,000 and 78,000 dwt. As of February 16, 2024, we have a fleet of 47 vessels, one of which is held for sale, with an average age of 9.9 years and aggregate capacity of 4.7 million deadweight tons (“dwt”) expressed in metric tons, each of which is equivalent to 1,000 kilograms, referring to the maximum weight of cargo and supplies that a vessel can carry. Eleven vessels in our fleet are eco-ships built after 2014, and nine are designed to meet the Phase 3 requirements of Energy Efficiency Design Index ("EEDI") related to the reduction of green house gas ("GHG") emissions, (''GHG -EEDI Phase 3'') as adopted by the International Maritime Organization, ("IMO") and also comply with the latest nitrogen oxides ("NOx") Tier III emissions regulation of International Convention for the Prevention of Pollution from Ships ("MARPOL"), NOx-Tier III (IMO, MARPOL Annex VI, reg. 13) (''NOx-Tier III'') and were built 2022 onwards. In addition, we have entered into agreements for the acquisition of seven IMO GHG Phase 3 - NOx Tier III Kamsarmax class dry-bulk newbuilds, two of which are methanol dual-fueled. The methanol dual-fueled vessels are capable of operating with methanol and heavy fuel oil or marine gas oil. When powered by green methanol they can produce close to zero GHG emissions based on the life cycle assessment (''LCA'') methodology well-to-propeller (''WTP''). One newbuild on the Company's orderbook is scheduled to be delivered in 2024, followed by two newbuilds scheduled to be delivered in 2025, three in 2026 and one newbuild scheduled to be delivered in 2027.

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
•Environmental regulations in relation to climate change and GHG emissions may increase operational and financial restrictions and environmental compliance costs and lead to environmental taxation schemes affecting more, less energy efficient vessels, reducing their trade and competitiveness and make certain vessels in our fleet obsolete, which may result in financial impacts on our results of operations.
•Increasing scrutiny and changing expectations from investors, lenders with respect to our ESG policies may impose additional costs or expose us to additional risks.
•Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.
•Our vessels are exposed to operational risks that may not be adequately covered by our insurance.
•World events, including terrorist attacks, other international hostilities and potential disruption of shipping routes due to events outside of our control, including the war between Russia and Ukraine, the war between Israel and Hamas and Red Sea trade disruption, could negatively affect our results of operations and financial condition.
•The outbreaks of epidemic and pandemic diseases, including the Covid-19 and the resulting disruptions to the Company and the international shipping industry could negatively affect our business, results of operations or financial condition.
•Acts of piracy and the potential disruption of shipping routes due to events outside of our control, including terrorist attacks and hostilities, could negatively affect our results of operations and financial condition.
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
•Inflation pressures and the changes in central bank rates could lead to contraction for world economies and adversely affect dry-bulk world trade and freight markets, the cost of our capital, and may adversely impact our revenues and our indebtedness.
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
•The market price of our Common Stock may be adversely affected by sales of substantial amounts of our Common Stock pursuant to a market equity offering program if our board of directors adopted such a program.

Risks Inherent in Our Industry and Our Business

The international drybulk shipping industry is cyclical and volatile, having reached historical highs in 2008 and historical lows in 2016. Charter rates remained at elevated levels during 2022, decreased during 2023 and have remained volatile more recently during 2024. Cyclicality and volatility may lead to reductions in the charter rates we are able to obtain, in vessel values and in our earnings, results of operations and available cash flow.

The drybulk shipping industry is cyclical with attendant volatility in charter rates, vessel values and profitability. The industry is cyclical in nature due to seasonal fluctuations, market adjustments in supply of and demand for drybulk vessels and trade disruptions. We expect this cyclicality and volatility in market rates to continue in the foreseeable future. Accordingly, there can be no assurance that the drybulk charter market will reach in the near future the levels previously experienced. The market could experience a downturn in case of a new wave of Covid-19, or as a result of the war between Russia and Ukraine, the war between Israel and Hamas and the Red Sea trade disruption, or for other reasons. For example, in 2008, the Baltic Dry Index (the “BDI”), had reached an all-time high of 11,793, while in 2016, BDI had reached an all-time low of 290. During 2023 and 2024, BDI remained volatile, reaching an annual low of 530 on February 16, 2023 and an annual high of 3,346 on December 4, 2023, for 2023, and a low of 1,308 on January 17, 2024 and a high of 2,110 on January 5, 2024, thus far in 2024.

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

As of February 16, 2024, 29 of our 47 owned drybulk vessels were deployed or scheduled to be deployed on period time charters of more than three months remaining term. In addition, we have entered into agreements for the acquisition of seven GHG-EEDI Phase 3 NOx-Tier III drybulk newbuilds, including two methanol dual fueled, scheduled to be delivered one in 2024, two in 2025, three in 2026 and one in 2027. None of the newbuilds on order currently have any contracted charter. As more vessels become available for employment, we may have difficulty entering into multi-year, fixed-rate time charters for our vessels, and as a result, our cash flows may be subject to volatility in the long-term. We may be required to enter into variable rate charters or charters linked to the Baltic Panamax Index or Baltic Capesize Index, as opposed to contracts based on fixed rates, which could result in a decrease in our cash flows and net income in periods when the market for drybulk shipping is depressed. If low charter rates in the drybulk market prevail during periods when we must replace our existing charters, it will have an adverse effect on our revenues, profitability, cash flows and our ability to comply with the financial covenants in our loan and credit facilities.
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
•epidemics or pandemics such as Covid-19 and related factors;
•global and regional economic and political conditions, armed conflicts such as the war between Russia and Ukraine and the war between Israel and Hamas, natural or other disasters (including weather conditions), terrorist activities and strikes;
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
•sanctions, embargoes, import and export restrictions, nationalizations and wars, including those arising as a result of the war between Russia and Ukraine and the war between Israel and Hamas;
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
•the scrapping rate of older vessels, depending, amongst other things, on more stringent environmental regulations, scrapping rates and international scrapping regulations;
•Port lockdowns for any reason, higher crew cost and travel restrictions imposed by governments around the world;
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

Factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. We anticipate that the future demand for our drybulk vessels and, in turn, drybulk charter rates, will be dependent, among other things, upon economic growth in the world’s economies, any trade restrictions between economies, seasonal and regional changes in demand, changes in the capacity of the global drybulk vessel fleet and the sources and supply of drybulk cargo to be transported by sea. However, new factors may emerge which we cannot foresee at this time and thus might not be able to adequately prepare for. A decline in demand for commodities transported in drybulk vessels or an increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our business, financial condition and results of operations. There can be no assurance as to the sustainability of future economic growth, if any, due to unexpected demand shocks.

A negative change in global economic or regulatory conditions, especially in the Asian region, which includes countries like China, Japan and India, could reduce drybulk trade and demand, which could reduce charter rates and have a material adverse effect on our business, financial condition and results of operations.

We expect that a significant number of the port calls made by our vessels will involve the loading or discharging of raw materials in ports in the Asian region, particularly China, Japan and India. As a result, a negative change in economic or regulatory conditions in any Asian country, particularly China, Japan or India, can have a material adverse effect on our business, financial position and results of operations, as well as our future prospects, by reducing demand and, as a result, charter rates and affecting our ability to charter our vessels. If economic growth declines in China, Japan, India and other countries in the Asian region, or if the regulatory environment in these countries changes adversely for our industry, we may face decreases in such drybulk trade and demand. Moreover, a slowdown in the United States economy or the economies of countries within the E.U. will likely adversely affect economic growth in China, Japan, India and other countries in the Asian region. Such an economic downturn in any of these countries could have a material adverse effect on our business, financial condition and results of operations.

An oversupply of drybulk vessel capacity may lead to reductions in charter rates and results of operations.

The market supply of drybulk vessels has been increasing in terms of dwt, and the number of drybulk vessels on order as of December 31, 2023 was approximately 8.6% for Panamax to Post-Panamax class vessels and 5.5% for Capesize class vessels, as compared to the then-existing global drybulk fleet in terms of dwt, with the majority of new deliveries expected during 2024. As a result, the drybulk fleet continues to grow. In addition, during periods when there are high expectations for charter market recovery, a large number of orders may be placed in shipyards, resulting in a further increase of newbuild orders and accordingly in the size of the global drybulk fleet. An oversupply of drybulk vessel capacity will likely result in a reduction of charter hire rates. We will be exposed to changes in charter rates with respect to our existing fleet and our remaining newbuild, depending on the ultimate growth of the global drybulk fleet. If we cannot enter into period time charters on acceptable terms, we may have to secure charters in the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. In our current fleet, as of February 16, 2024, 21 vessels will be available for employment in the first half of 2024. A material increase in the net supply of drybulk vessel capacity without corresponding growth in drybulk vessel demand could have a material adverse effect on our fleet utilization and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition and results of operations.

The market value of drybulk vessels is highly volatile, being related to charter market conditions, aging and environmental regulations. The market values of our vessels may significantly decrease which could cause us to breach covenants in our credit and loan facilities and our bond, and could have a material adverse effect on our business, financial condition and results of operations.

Our credit and loan facilities, which are secured by mortgages on our vessels, and our bond which is unsecured, require us to comply with collateral coverage ratios and satisfy certain financial and other covenants, including those that are affected by the market value of our vessels. The market values of drybulk vessels have generally experienced significant volatility within a short period of time. In recent years, the market prices for second-hand and newbuild drybulk vessels significantly declined in 2020 due to depressed market conditions as a result of Covid-19, recovered since then during 2021 and the first months of 2022, decreased during the last months of 2022 and during 2023 and remained stable during the first month of 2024, as a result of prevailing charter market conditions. Before that, in the previous years, the market prices for second-hand and newbuild drybulk vessels experienced very low levels in 2016, when vessel values were reduced in a short period of time due to depressed market conditions, a significant increase in 2017, followed by a small increase in 2018 and 2019. The market value of our vessels fluctuates depending on a number of factors, including:

•general economic and market conditions affecting the shipping industry;
•changes in interest rates and inflationary pressures;
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

We were in compliance with our covenants in our credit and loan facilities and our bond, in effect as of December 31, 2022 and December 31, 2023. If the market value of our vessels, or our newbuilds upon delivery to us, decline, we may breach some of the covenants contained in our credit and loan facilities and our bond. If we do breach such covenants and we are unable to remedy or our lenders refuse to waive the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing those loan and credit facilities. As a result of cross-default provisions contained in our loan and credit facility agreements and our bond, this could in turn lead to additional defaults under our financing agreements and the consequent acceleration of the indebtedness under those agreements and the commencement of similar foreclosure proceedings by other lenders and our bondholders. If our indebtedness was accelerated in full or in part, it would be difficult for us to refinance our debt or obtain additional financing on favorable terms or at all and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to continue our business.

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

Changes in labor laws and regulations, collective bargaining negotiations and labor disputes, and potential challenges for crew availability as a result of increasing difficulty in workforce recruitment in certain markets due to various reasons, including the war between Russia and Ukraine and the war between Israel and Hamas, could increase our crew costs and have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Crew costs are a significant expense for us under our charters. There is a limited supply of well-qualified crew. We bear crewing costs under our charters. Increases in crew costs may adversely affect our results of operations. In addition, labor disputes or unrest, including work stoppages, strikes and/or work disruptions or increases imposed by collective bargaining agreements covering the majority of our officers on board our vessels could result in higher personnel costs and significantly affect our financial performance. Furthermore, while we do not have any Ukrainian, Russian, Israeli or Palestinian crew, the Company's vessels, currently do not sail in the Black Sea or the Red Sea and the Company otherwise conducts limited operations in Russia, Ukraine and the Middle East, the extent to which this will impact the Company’s future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Changes in labor laws and regulations, collective bargaining negotiations and labor disputes, and potential shortage of crew due to the war between Russia and Ukraine and in the Middle East, could increase our crew costs and have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

We are subject to regulations and liability under environmental laws that require significant expenditures, which can affect the ability and competitiveness of our vessels to trade, our results of operations and financial condition.

Our business and the operation of our vessels are regulated under international conventions, national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, in relation to potential environmental impacts. Regulations of vessels, particularly environmental regulations have become more stringent, including regulations related to marine pollution, BWTS implementation, exhaust gas emissions such as NOx, sulfur oxides ("SOx"), particulate matter, etc., as well as GHG emissions such as carbon dioxide ("CO2"), methane, etc. Some of those GHG emission regulations are expected to be further revised and become stricter in the future and associated with Emissions Trading Systems ("ETS"). As a result significant capital expenditures may be required on our vessels to keep them in compliance, and we may be required to pay increased prices for newbuild and secondhand vessels that meet these requirements.

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

A global 0.5% sulfur cap on marine fuels came into force on January 1, 2020, as agreed in amendments adopted in 2008 for Annex VI to MARPOL reducing the previous sulfur cap of 3.5%. Vessels may use either VLSFO or HSFO only if they are equipped with Scrubbers. In response to SOx emissions regulations, we have currently installed Scrubbers in 21 of our vessels and we expect to install one additional Scrubber in 2024.

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

A number of countries and the IMO have adopted, or are considering the adoption of regulatory frameworks to reduce greenhouse gas emissions due to concern over the risk of climate change. These regulatory measures may include, among others, the adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for use of alternative fuels, i.e. fuels with lower CO2 footprint compared to fossil fuels and use of renewable energy. GHG reduction measures adopted, or further additional measures to be adopted by the IMO, EU and other jurisdictions for achieving 2030 goals may impose operational and financial restrictions, carbon taxes or an emission trading system on less efficient vessels starting from 2023, gradually affecting younger vessels, even newbuilds after 2030, reducing their trade and competitiveness, increasing their environmental compliance costs, imposing additional energy efficiency investments, or even making such vessels obsolete. This or other developments may lead to environmental taxation affecting less energy efficient vessels, reduce their trade and competitiveness and make certain vessels in our fleet obsolete, which may result in financial impacts on our results of operations that we cannot predict with certainty at this time.This could have a material adverse effect on our business, financial condition and results of operations.

See “Item 4. Information on the company. — B. Business Overview — Regulations: Safety and the Environment - Greenhouse Gas Regulation – United Nations Framework Convention on Climate Change” for more information.

In response to the above GHG environmental regulations, we monitor CO2 vessel emissions pursuant to the International Maritime Organization's fuel oil consumption Data Collection System (“IMO DCS”) and to the European Monitoring, Reporting and Verification Regulation (“EU-MRV”), assessing in parallel the applicability of relevant energy efficiency measures. Furthermore, we have pursued a fleet renewal strategy having entered into memoranda of agreement for the acquisition of sixteen in total environmentally advanced dry-bulk GHG-EEDI Phase 3 NOx-Tier III compliant newbuilds, including two methanol dual fueled, with nine already been delivered, one scheduled to be delivered in the remainder of 2024, two in 2025, three in 2026 and one in 2027.

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

Over the past few years, we have made publicly available our annual sustainability report where we present our environmental, social and governance strategy for the future, as well as the impact of our operations and business on society and the environment. Additionally, in November 2023, we announced the formation of an environmental, social and governance board committee (“ESG Committee”) consisting of six board members, four of whom are independent directors. The President of the Company has been assigned to lead the management team on ESG matters and report to the ESG Committee. The ESG Committee shall review the Company’s ESG performance and ensure governance oversight by the Board of Directors of the ESG strategy and implementation, consistent with the priorities outlined in the Company’s annual sustainability report.

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

Our industry’s regulatory environment is becoming exponentially complex and includes regulations of the IMO, the United States, the European Union, China, India, Australia and other countries in which we operate. Such regulations include requirements set forth in the IMO’s International Safety Management (“ISM”) Code, the International Convention for the Prevention of Pollution from Ships of 1973 (“MARPOL”), the International Ship and Port Facility Security Code (“ISPS”), the United States Oil Pollution Act of 1990, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, the U.S. Clean Air Act, the U.S. Clean Water Act, the U.S. Marine Transportation Security Act of 2002 and others. In the foreseeable future we expect the trend of increasing regulatory compliance complexity to continue. For example, United States agencies and the IMO’s Maritime Safety Committee have adopted cyber security regulations which requires ship owners and managers to incorporate cyber risk management and security into their safety management.

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

International shipping is subject to various security and customs inspections and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of our vessels, or the contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines and other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations. The hull and machinery of every commercial vessel must be certified as safe and seaworthy in accordance with applicable rules and regulations, and accordingly vessels must undergo regular surveys. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable and we would be in violation of certain covenants in our credit and loan facilities. This would also negatively impact our revenues.

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

World events, including terrorist attacks, other international hostilities and potential disruption of shipping routes due to events outside of our control, including the war between Russia and Ukraine and the war between Israel and Hamas and Red Sea trade disruption, could negatively affect our results of operations and financial condition.

We conduct most of our operations outside of the U.S. and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current instability in the Middle East, North Africa and other countries and geographic areas, terrorist or other attacks and war or international hostilities. Terrorist attacks and the continuing response of the U.S. and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East and North Africa, the escalation of war between Russia and Ukraine, the war between Israel and Hamas, the trade disruption in the Red Sea and the presence of U.S. or other armed forces in Red Sea, Iraq, Syria, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic and geopolitical instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. These types of attacks have also affected vessels trading in regions such as the Black Sea, South China Sea and the Gulf of Aden off the coast of Somalia. The IMO’s council sessions, addressed the impacts on shipping and seafarers, as a result of the war in the Black Sea and the Sea of Azov. The IMO called for the need to preserve the integrity of maritime supply chains and the safety and welfare of seafarers and any spillover effects of the military action on global shipping, logistics and supply chains, in particular the impacts on the delivery of commodities and food to developing nations and the impacts on energy supplies. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

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

On October 7, 2023, the war between Israel and Hamas commenced, leading to hostilities in Israel and Gaza. The war is still ongoing. Regional militant groups, such as Hezbollah, have also launched attacks directed against Israel. There is widespread uncertainty about the degree of any increased escalation of the war, interventions by other groups or nations, and resulting instability in the Middle East. The impacts of the war on the global economy, including commodity pricing and the disruption of shipping routes, are also currently unknown. Following attacks on merchant vessels in the region of the Bab al-Mandab Strait and the Gulf of Aden at the southern end of the Red Sea, there is disruption in the maritime trade towards Mediterranean Sea through Suez-Canal. As a result we have diverted our fleet from sailing in the specific region. While our vessels currently do not sail in the Red Sea, we will continue to monitor the situation to assess whether the trade disruption could have any impact on our operations or financial performance. Any dramatic escalation of the trade disruptions could lead to increased operational costs incurred by our business, or otherwise harm our financial condition, results of operation and cash flows.

As a result of the war between Russia and Ukraine, Switzerland, the US, the EU, the UK and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. Such sanctions against Russia may adversely affect our business, financial condition, results of operation and cash flows. For example, apart from the immediate commercial disruptions caused in the war zone, escalating tensions among the two countries and fears of potential shortages in the supply of Russian crude have caused the price of oil to trade above $100 per barrel from February 28, 2022 to August 2, 2022. The ongoing war could result in the imposition of further economic sanctions against Russia, with uncertain impacts on the drybulk market and the world economy. While we do not have any Ukrainian, Russian, Israeli or Palestinian crew, our vessels currently do not sail in the Black Sea or the Red Sea and we otherwise conduct limited operations in Russia, Ukraine, and Israel, it is possible that the war in Ukraine and the conflict in Israel, including any increased shipping costs, disruptions of global shipping routes, any impact on the global supply chain and any impact on current or potential customers caused by these events, could adversely affect our operations or financial performance.

The outbreak of public health threats and epidemics or pandemics and the resulting disruptions to the international shipping industry, could negatively affect our business, financial performance and our results of operations.

On March 18, 2020, the outbreak of Covid-19 ws declared a pandemic by the World Health Organization. Covid-19 has affected our industry, see “Item 4. Information on the company. — B. Business Overview — Corona Virus Outbreak” for more information. The effects of restrictions of a pandemic or epidemic on our operations, including travel restrictions, restrictions in vessels' port calls and restrictions and extended periods of remote work arrangements, could strain our business continuity plans, may introduce trade disruptions and operational risks, including but not limited to cybersecurity risks, and impair our ability to manage our business. The extent and duration of outbreak of such pandemics or epidemics and measures taken in response thereto may negatively impact our business, financial performance and operating results and could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and our ability to pay dividends.

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
Our operations expose us to the risk that increased trade protectionism from China, other countries in the Asian region, the United States, the EU, Australia or other nations will adversely affect our business. If the global recovery is undermined by downside risks and the economic downturn returns, or if the regulatory environment otherwise dictates, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism affecting the markets that our charterers serve may cause (i) a decrease in cargoes available to our charterers in favor of domestic charterers and domestically owned ships and (ii) an increase in the risks associated with importing goods to such markets. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and restricting currency exchanges within China. Further, on January 23, 2017, former President Trump signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. Further, in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. Throughout 2018 and 2019, former President Trump called for substantial changes to foreign trade policy with China and raised, and proposed to further raise in the future, tariffs on several Chinese goods in order to reverse what he perceived as unfair trade practices that have negatively impacted U.S. businesses. The announcement of such tariffs has triggered retaliatory actions from foreign governments, including China, and may trigger retaliatory actions by other foreign governments, resulting in a “trade war.” The trade war has had the effect of reducing the supply of goods available for import or export and has therefore resulted in a decrease in demand for shipping. On January 15,

2020, the United States and China signed the Phase One Deal, agreeing to the rollback of tariffs, expansion of trade purchases, and renewed commitments on intellectual property, technology transfer, and currency practices deescalating the trade war. Under the Phase One Deal the U.S. has committed to reduce tariffs from 15 % to 7.5% on US$120 billion worth of goods and China has agreed to halve tariffs on 1,717 U.S. goods, lowering the tariff on some items from 10% to 5%, and others from 5 % to 2.5%, which both took effect on February 14, 2020. On January 19, 2022 U.S. President Joe Biden said he will not lift tariffs on Chinese imports since Beijing has not abided by the Phase One Deal. Subsequently, in May 2022, US President Joe Biden stated that discussions were ongoing about potentially dropping trade tariffs on China that were imposed by former US President Trump. During 2023, trade relations between the U.S and China yet again became increasingly tense. In August 2023, President Biden signed an executive order aimed at restricting U.S. investments into certain areas of the Chinese technology sector, citing U.S. national security concerns.
There is no certainty that U.S. and China will again agree to a de-escalation of the trade war between the two countries. There is the prospect of additional executive orders by the Biden Administration asserting protection of U.S. national security interests. Moreover, current presidential candidate and former president Donald Trump has indicated that his administration would seek a return to the assertive trade posture that it had maintained during his previous term in office. Accordingly,an increase in trade restrictions between the U.S. and China could materialize or be perceived as likely. Any of those events may have an adverse effect on global market conditions, including global trade and our charterers’ business, operating results and financial condition, and could thereby affect the charterers' ability to make timely charter hire payments to us and to renew or increase the number of their time charters with us. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

The ability and willingness of each of our counterparties to perform its obligations under a period time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. If we enter into period time charters with charterers when charter rates are high and charter rates subsequently fall significantly, charterers may seek to renegotiate financial terms or may default on their obligations. Additionally, charterers may attempt to bring claims against us based on vessel performance or cargo loading or unloading operations, seeking to renegotiate financial terms or avoid payments. Also, our charterers may experience financial difficulties due to prevailing economic conditions or for other reasons, and as a result may default on their obligations. In past years, the industry experienced numerous incidents of charterers renegotiating their charters or defaulting on their obligations thereunder. In December 2020, we agreed to the early termination of an existing charter of a Capesize-class vessel at the request of the charterer which was contractually due to expire in January 2024. In exchange for the early redelivery of the vessel, the charterer paid us cash compensation of $8.1 million. The vessel was subsequently deployed under a new period time charter with a different charterer for a duration of 12 to 14 months at a gross daily charter rate linked to the 5 TC Baltic Exchange Capesize Index ("BCI-180 5TC'') times 119%. As of February 16, 2024, we had not received any additional notice of early redelivery or termination from any of our charters. If a charterer defaults on a charter, we will, to the extent commercially reasonable, seek the remedies available to us, which may include arbitration or litigation to enforce the contract, although such efforts may not be successful. Should a charterer default on a period time charter, we may have to enter into a charter at a lower charter rate, which would reduce our revenues. If we cannot enter into a new period time charter, we may have to secure a charter in the spot market, where charter rates are volatile and revenues are less predictable. It is also possible that we would be unable to secure a charter at all, which would also reduce our revenues, and could have a material adverse effect on our business, financial condition, results of operations, loan and credit facility covenants and cash flows.

We depend on a limited number of customers for a large part of our revenues and the loss of one or more of these customers could have a material adverse effect on our business, financial condition and results of operations.

We expect to derive a significant part of our revenues from a limited number of customers. During the year ended December 31, 2023, two of our charterers each accounted for more than 10.0% of our revenues and in previous periods some of our charterers each accounted for more than 10.0% of our revenues. We could lose a customer for many different reasons, including:

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

As of February 16, 2024, we intend to vigorously continue our fleet renewal strategy having entered into contracts for the acquisition of seven environmentally advanced Japanese and Chinese dry-bulk GHG-EEDI Phase 3 NOx-Tier III compliant newbuilds, including two methanol dual fueled, scheduled to be delivered one in 2024, two in 2025, three in 2026 and one in 2027. We may contract additional newbuild vessels or make selective acquisitions of additional second-hand vessels. Our future growth will primarily depend on our ability to locate and acquire suitable vessels, enlarge our customer base, operate and supervise any newbuilds we may order and obtain required debt or equity financing on acceptable terms.

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

As of February 16, 2024, the vessels in our current fleet had an average age of 9.9 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. We estimate the useful life of our second-hand vessels to be 25 years from the date of built. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations will be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

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

Despite the uncertainty of growth in China there was a 8.1% global gross domestic product (''GDP'') increase for 2021, a 3% increase in 2022, and a 5.3% increase in 2023. However, China’s GDP is expected to decrease to 4.5% growth in 2024. Following the lifting of Covid-19 restrictions, the projected economic growth in the U.S. and the E.U. is forecasted at 0.9% and 0.7% GDP growth for 2024, respectively. Any adverse developments in relation to trade wars, the war between Russia and Ukraine, the war between Israel and Hamas or Covid-19 may affect credit markets globally and increase volatility of global economic conditions which could impede our results of operations and financial condition.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of February 16, 2024, the average age of the vessels in our current fleet was 9.9 years. As our vessels age, they may become less fuel and energy efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage, which could adversely affect our ability to operate our vessels profitably. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Twenty-five vessels in our fleet were over ten years old as of December 31, 2023. We may encounter higher operating and maintenance costs due to the age and condition of those vessels. In addition, if in the future we acquire additional second-hand vessels, such vessels may develop unexpected mechanical and operational problems despite adherence to regular survey schedules and proper maintenance. We cannot obtain the same knowledge about the condition of a second-hand vessel compared to a newbuild through the performed inspection prior to the purchase of such second-hand vessel nor about the cost of any required (or anticipated) repairs that we would have had if this vessel had been built for and operated exclusively by us. We will have the benefit of warranties on newly constructed vessels; we may not receive the benefit of warranties on second-hand vessels.

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

We are not able to accurately predict whether SOFR will become the most prevalent alternative reference rate in the market. The market transition away from LIBOR to SOFR could have a material adverse effect on our financing costs, and as a result, our financial condition, operating results and cash flows.

On March 5, 2021, the ICE Benchmark Administration Limited, the administrator of LIBOR and the United Kingdom Financial Conduct Authority (''FCA''), which regulates the process for establishing LIBOR, announced that all LIBOR settings will either cease to be published by any benchmark administrator, or no longer be representative immediately after December 31, 2021, for most LIBOR settings, and immediately after June 30, 2023, for overnight, one-month, three-month, six-month and 12-month U.S. dollar LIBOR settings. Accordingly, the FCA has stated that it does not intend to persuade or compel banks to submit to LIBOR after such respective dates. As of January 1, 2022, publication of one-week and two-month U.S. dollar LIBOR has ceased, and regulated U.S. financial institutions are no longer permitted to enter into new contracts referencing any LIBOR settings. The Alternative Reference Rates Committee (''ARRC''), a committee convened by the Federal Reserve Board which has now disbanded, and the New York Federal Reserve Bank proposed replacing U.S. dollar LIBOR with a new index based on trading in overnight repurchase agreements, the Secured Overnight Financing Rate (''SOFR''). The ARRC has formally announced and recommended SOFR as an alternative reference rate to LIBOR. At this time, we are not able to accurately predict whether SOFR will become the most prevalent alternative reference rate in the market and will be the benchmark for new borrowings. The market transition away from LIBOR to SOFR could have a material adverse effect on our financing costs, and as a result, our financial condition, operating results and cash flows.

We are and will be exposed to floating interest rates and may selectively enter into interest rate derivative contracts, which can result in higher than market interest rates and charges against our income.

The loans under our credit facilities are generally advanced at a floating rate based on SOFR, which is volatile and can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In order to manage our exposure to interest rate fluctuations, we may, from time to time, use interest rate derivatives to effectively fix some of our floating rate debt obligations. As of February 16, 2024, we do not have any interest rate hedging arrangements in place. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives, while adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our liquidity.

Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant losses. The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs.

Because we generate substantially all of our revenues in U.S. dollars but incur a material portion of our expenses in other currencies, including our management fees, and also incur a material portion of our indebtedness and our capital expenditure requirements in other currencies, exchange rate fluctuations could have a material adverse effect on our business, financial condition and results of operations.

We generate substantially all of our revenues in U.S. dollars, but in 2023 we incurred approximately 22.0% of our vessel operating expenses in currencies other than the U.S. dollar, of which 60.1% was denominated in Euros. In addition, we incurred the majority of our management fees in Euros, and this will continue in the future. In February 2022, one of our subsidiaries issued a non-amortising unsecured bond in the amount of €100,000,000, which is listed in the Athens Stock Exchange (the "Bond"). The Bond is guaranteed by us and pays a coupon of 2.95% on a semi-annual basis. It matures in February 2027 and may be redeemed at our option in part or in full after February 2024, subject to the payment of a premium ranging from 1.5% to 0.5% of the redeemed amount depending on the timing of the redemption. We have entered into arrangements to counterbalance the currency risk arising from the Bond redemption for 45% of the outstanding amount, while we have not entered into any arrangements to counterbalance the currency risk arising from the coupon payments. As of December 31,

2023, all of our secured indebtedness, as well as the amounts due under the contracts for the acquisition of the seven newbuild vessels currently in our orderbook, were denominated in U.S. dollars. We have historically entered into shipbuilding contracts and purchase of vessels whereby part of the contract price was payable in Japanese yen and Singapore dollars. Also, new credit facilities and financing agreements, purchase of vessels or newbuild contracts may be denominated in or permit conversion into currencies other than the U.S. dollar. The use of different currencies could lead to fluctuations in our net income due to changes in the value of the U.S. dollar relative to other currencies, in particular the Euro and the Japanese yen. We have only partially hedged our overall currency exposure, and, as a result, our results of operations and financial condition, denominated in U.S. dollars, and our ability to pay dividends, could suffer.

Inflation pressures across the world economies and the changes in central bank rates could lead to subpar economic growth, declining market conditions and eventually contraction for a number of emerging and advanced economies, hamper the fragile recovery of world economies and could adversely affect dry-bulk world trade and freight markets, the cost of our capital, financing, loan and credit facilities and the cost of our overall indebtedness which could have a material adverse effect on our business, financial condition and results of operations.

The world economy is facing a number of challenges related to geopolitical tensions, which have or may be developed to conflicts such as the Russian war in Ukraine, the war between Israel and Hamas and tensions between the United States and China in relation to Taiwan and the South China Sea region, as well as pandemics that have occurred (Covid-19), or may appear in the future. Such events have led to large scale disruptions including disruptions in the supply chains, energy and commodity markets and subsequently to a high inflation environment. Global headline inflation is expected to fall from an estimated 6.8% in 2023 (annual average) to 5.8% in 2024 and 4.4% in 2025, as forecasted in the January 2024 World Economic Outlook of the International Monetary Fund.

During 2023, the central banks increased interest rates to combat inflation. The Federal Reserve has increased the federal fund interest rate by 100 basis points during the last twelve months to a target of 5.25% to 5.50%. The European Central Bank has raised interest rates by 125 basis points to 4.50% during the last twelve months. It is difficult to predict the future of interest rates, but changes in interest rates by both central banks could lead to subpar economic growth.

As a result, global economic conditions and global financial markets have been, and continue to be, volatile and certain countries may face recession and uncertainty surrounding the potential for continued economic growth, which could lead to reduced demand for transportation of dry-bulk commodities and reduced charter rates. Global growth is projected to fall from an estimated 3% in 2023 to 2.9% in 2024 according to recent forecasts from the International Monetary Fund January 2024 World Economic Outlook forecast.

Tighter monetary conditions and lower growth or recession as a result of the inflationary environment could potentially affect the financial and debt stability.We cannot predict how long the current global inflationary conditions and high interest rates will last or whether central banks may decide to reduce rates in 2024. In addition, the recent developments in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or further significant inflationary pressures, due to the increases in fuel prices following the sanctions imposed on Russia the ongoing war between Israel and Hamas and the uncertainty about the trajectory of the conflict in the Middle East. Persistent industry-wide inflationary pressures may affect the shipping industry in general and dry-bulk shipping specifically and could adversely affect our business and financial results by reducing our revenue due to low freight market conditions, increasing the costs of financing, loan and credit facilities, the cost of our operating expenses including our crew cost and our overall indebtedness, which could have a material adverse effect on our business, financial condition and results of operations.

Restrictive covenants in our existing credit facilities and financing agreements including our Bond, impose, and any future credit facilities and financing agreements will impose, financial and other restrictions on us, and any breach of these covenants could result in the acceleration of our indebtedness and foreclosure on our vessels.

We have substantial indebtedness and as of December 31, 2023, we had $515.9 million outstanding under our credit facilities and financing agreements.

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

Certain of our existing credit facilities require our subsidiaries to maintain financial ratios and satisfy financial covenants. Depending on the credit facility, certain of our subsidiaries are subject to financial ratios and covenants requiring that these subsidiaries:

•ensure that the market value of the vessel mortgaged under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below 105%, 112%, 120% or 135%, as the case may be (the “Minimum Value Covenant”);
•maintain at all times a minimum cash balance per vessel with the respective lender from $200,000 to $500,000 as the case may be; and
•ensure that we comply with certain financial covenants under the guarantees described below.
In addition, under our loan agreements or under guarantees we have entered into with respect to certain of our subsidiaries’ credit facilities including our Bond, we are subject to financial covenants. Depending on the facility, these financial covenants include the following as of February 16, 2024:

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

In February 2023, we declared and paid a cash dividend of $0.05 per share of Common Stock, and have since declared and paid quarterly consecutive cash dividends, each of $0.05 per share of Common Stock. The declaration and payment of future dividends, if any, will always be subject to the discretion of the board of directors of the Company. There is no guarantee that the Company’s board of directors will determine to issue cash dividends in the future. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, fleet employment profile, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth, fleet renewal and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions. Therefore, we might not continue paying dividends on our shares of Common Stock in the future.

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

Under the terms of certain of our existing credit facilities, we are not permitted to pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend. We expect that any future credit facilities will also have restrictions on the payment of dividends. In addition, cash dividends on our Common Stock are subject to the priority of dividends on the 804,950 outstanding shares of Series C Preferred Shares and 3,195,050 outstanding shares of Series D Preferred Shares as of December 31, 2023.

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

Pursuant to our Management Agreements, we pay our Managers a daily ship management fee of €875 per vessel and Safe Bulkers Management Monaco an annual ship management fee of €3.5 million for providing commercial, technical and administrative services (see the section entitled “Item 5. Operating and Financial Review and Prospects - A. Operating Results

- General and Administrative Expenses” for more information). In addition, we pay our Managers certain commissions and fees with respect to vessel purchases, sales and newbuilds. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain company administration expenses such as directors’ and officers’ liability insurance, legal and accounting fees and other similar company administration expenses, which are reimbursed or paid by us. The management fees are payable whether or not our vessels are employed, and regardless of our profitability, and we have no ability to require our Managers to reduce the management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations. The latest expiration date of the Management Agreements with our Managers is May 2027. We expect to enter into new agreements with the Managers upon their expiration; however, the terms upon which the new management agreements will be entered into are unknown at this time and may be less favorable to the Company than those currently in place.

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

Our chief executive officer, Polys Hajioannou, controls both of our Managers. Polys Hajioannou, directly and through entities controlled by him, owns approximately 43.35% of our outstanding Common Stock as of February 16, 2024 (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” for more information). These relationships could create conflicts of interest between us, on the one hand, and our Managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies affiliated with our Managers or our chief executive officer. To the extent we elect not to exercise our right of first refusal with respect to any drybulk vessel that may be acquired by companies affiliated with our chief executive officer, such companies could acquire and operate such drybulk vessels in competition with us. In addition, although under our Management Agreements our Managers will be required to first provide us any chartering opportunities in the drybulk sector, our Managers are not prohibited from giving preferential treatment in other areas of its management to vessels that are beneficially owned by related parties. In addition, under our restrictive covenant arrangements with Mr. Hajioannou and certain entities affiliated with him, he and such entities may own, operate or finance a maximum of eight drybulk vessels on the water at any one time or enter into an unlimited number of contracts with shipyards for newbuild drybulk vessels as part of his estate or family planning. Any such drybulk vessels are not required to be managed by either of our Managers, and Mr. Hajioannou and his related entities are not required to first provide chartering opportunities to us with respect to such vessels. Additionally, our restrictive covenant arrangements permit Mr. Hajioannou to acquire up to a 35% ownership stake in any Minority Invested Business (as defined below) developed from a permitted acquisition, subject to certain requirements, including a commitment that, unless approved by the majority of our independent directors, no drybulk vessels owned by such Minority Invested Business will be managed by either of our Managers or any other person or entity in which Mr. Hajioannou has an ownership interest. These conflicts of interest may have an adverse effect on our business, financial condition and results of operations.

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

Our vessels may call on ports located in Iran and Syria, which are identified by the United States government as state sponsors of terrorism and are subject to United States economic sanctions, which could be viewed negatively by investors and adversely affect the trading price of our Common Stock and Preferred Shares.

From time to time, vessels in our fleet have called and/or may call on ports located in countries identified by the United States government as state sponsors of terrorism and subject to United States economic sanctions. From January 1, 2020 through December 31, 2020, vessels in our fleet did not make any calls on ports in Iran and Syria out of a total of 809 calls made on worldwide ports. From January 1, 2021 through December 31, 2021, vessels in our fleet did not make any calls on ports in Iran and Syria out of a total of 680 calls made on worldwide ports. From January 1, 2022 through December 31, 2022, no vessels in our fleet made any calls on ports in Iran and Syria out of a total of 690 calls made on worldwide ports. From January 1, 2023 through December 31, 2023, no vessels in our fleet made any calls on ports in Iran and Syria out of a total of 809 calls made on worldwide ports. Iran and Syria are identified by the United States government as state sponsors of terrorism. Although these designations and controls do not prevent our vessels from making calls on ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our Common Stock. Investor perception of the value of our Common Stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

Risks Relating to Our Common Stock and Preferred Shares

Polys Hajioannou, the largest shareholder of the Company, is able to significantly influence the outcome of matters on which our shareholders are entitled to vote and its interests may be different from yours.

As of February 16, 2024, Polys Hajioannou owned or controlled approximately 43.35%, of our outstanding Common Stock (see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders” for more information). Polys Hajioannou is the largest shareholder of the Company and is able to significantly influence the outcome of matters on which our shareholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions including mergers, sales of assets or other similar transactions. The interests of Polys Hajioannou may be different from yours.

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

The market price of our Common Stock may be adversely affected by sales of substantial amounts of our Common Stock Common Stock sale offerings.

In August 2020, the Company filed a prospectus supplement with the SEC and entered into a sales agreement (the “Sales Agreement”) with a sales agent (the “Sales Agent”), under which we might offer and sell shares of Common Stock from time to time up to aggregate net offering proceeds of $23.5 million through an at the market offering program (the “ATM Program”). In May 2021, the Company filed a supplement to the August 2020 prospectus supplement and increased its potential net offering proceeds under the ATM Program to $100.0 million. As of December 31, 2021, the Company had offered to sell and had sold 19,417,280 shares of common stock and had received aggregate net offering proceeds of $71.5 million under the ATM Program. The Company had not offered to sell and has not sold any additional common shares under the ATM Program in 2022 and 2023. The ATM Program was terminated by the Company on May 8, 2023. Following the termination of our ATM Program, the Company does not currently have an active ATM program, however, our board of directors could adopt an ATM Program in the future dependent upon market conditions.

Subject to certain limitations in a typical sales agreement for an ATM program and compliance with applicable law, we would have the discretion to deliver notices to the sales agent at any time throughout the term of the sales agreement. The number of shares that would be sold by the sales agent after delivering a notice would fluctuate based on the market price of the shares of Common Stock during the sales period and limits we set with the sales agent. Because the sales of the shares offered hereby would be made directly into the market or in negotiated transactions, the prices which we sell these shares will vary and these variations may be significant. Purchasers of the shares we sell, as well as our existing shareholders, would experience significant dilution if we sell shares at prices significantly below the price at which they invested. Furthermore, all of our shares of Common Stock sold in the potential offering would be freely tradable without restriction or further registration under the Securities Act. As a result of this potential offering, a substantial number of our shares of Common Stock may be sold in the public market or may cause the perception that these sales could occur, either of, which may cause the market price of our Common Stock to decline. If the board of directors did approve a new ATM Program and the Company issued new shares under such program, this could make it more difficult for you to sell your shares of Common Stock at a time and price that you deem appropriate and could impair our ability to raise capital through the sale of additional equity securities.

We may adopt additional share repurchase programs which may affect the market for our Common Stock and Preferred Shares, including affecting our share price or increasing share price volatility.

The Company may, from time to time, repurchase Common Stock or Preferred Shares in the open market, in privately negotiated transactions or otherwise, depending upon several factors, including market and business conditions, the trading price of our Common Stock and other investment opportunities. The repurchase programs may be limited, suspended or discontinued at any time without prior notice. In June 2019, we announced a share repurchase program under which we could, from time to time, purchase up to 5,000,000 shares of Common Stock in the aggregate on the open market. In March 2020, we expanded such share repurchase program to provide for the repurchase of an additional 1,500,000 shares of Common Stock on the open market. In March 2020, we announced a preferred share repurchase program under which we could, from time to time, purchase up to 100,000 shares of each of our Series C Preferred Shares and Series D Preferred Shares on the open market. Additionally, in March 2022, we issued a notice of redemption of 1,492,554 of the outstanding Series C Preferred Shares. The redemption was completed on April 29, 2022, at a redemption price of $25.00 per Series C Preferred Share in the amount of $37.3 million plus all accumulated and unpaid dividends to, but excluding, the redemption date, of $0.7 million. Following the redemption, there were 804,950 Series C Preferred Shares outstanding, as of December 31, 2022 and as of December 31, 2023. In June 2022, we authorized a program under which we could, from time to time, purchase up to 5,000,000 shares of Common Stock in the aggregate on the open market. In March 2023, we expanded such share repurchase program to provide for the repurchase of an additional 5,000,000 shares of Common Stock on the open market, up to a total of 10,000,000 shares of Common Stock, all of which had been repurchased and canceled. In May 2023, we authorized a program under which we could, from time to time, purchase up to 5,000,000 shares of Common Stock in the aggregate on the open market. In July 2023, the Company terminated the program, having repurchased and canceled an amount of 139,891 shares of Common Stock, In November 2023, we authorized an additional repurchase program for up to 5,000,000 shares of Common Stock. As of February 16, 2024, the Company had not repurchased any shares of Common Stock under the aforementioned program.

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

We have in effect a shareholders rights plan that is intended to enable all shareholders to realize the long-term value of their investment in the Company and to protect against any person or group from gaining control of the Company through coercive or otherwise unfair takeover tactics. The shareholders rights plan is not intended to deter offers that are fair and otherwise in the best interests of the Company’s shareholders. In connection with the Company’ s adoption of the shareholders rights plan, the Company declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of our Common Stock. The Rights will be exercisable on the earlier of (1) the tenth day after the public announcement that a person or group acquires ownership of 10% or more of the Company’s Common Stock without the approval of the board of directors or (2) the tenth business day (or such later date as determined by the board of directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 10% or more of the Company’s Common Stock. Polys Hajioannou, the Company’s Chairman and chief executive officer, and his brother Nicolaos Hadjioannou are excluded persons for purposes of the shareholders rights plan and shares of our Common Stock held by Mr. Hajioannou or Mr. Hadjioannou and entities controlled by and/or affiliated or associated with Mr. Hajioannou or Mr. Hadjioannou or members or their respective families are not subject to the restrictions of the shareholders rights plan.
The Rights also become exercisable if a person or group that already beneficially owns 10% or more of our Common Stock (other than one or more of the excluded persons described above) acquires any additional shares of our Common Stock without the approval of the board of directors. If the Rights become exercisable, all Rights holders (other than the person or group triggering the Rights) will be entitled to acquire certain of our securities at a substantial discount. The Rights may substantially dilute the stock ownership of a person or group attempting to take over our company without the approval of the board of directors, and the rights plan could make it more difficult for a third-party to acquire our company or a significant percentage of our outstanding shares of Common Stock, without first negotiating with the board of directors.

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

The Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Preferred Shares may be required to bear the financial risks of an investment in the Preferred Shares for an indefinite period of time. Our Preferred Shares are subordinate to all of our existing and future indebtedness and to any other senior securities we may issue in the future with respect to assets available to satisfy claims against us. Each series of our Preferred Shares rank pari passu with one another and any class or series of capital stock established after the original issue date of such preferred shares that is not expressly subordinated or senior to such preferred shares as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up. As of December 31, 2023, we had aggregate debt outstanding of $515.9 million, of which $27.2 million payable within the next 12 months. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends on or redeem preferred shares. In March 2022, we issued a notice of redemption of 1,492,554 of the outstanding Series C Preferred Shares. The redemption was completed on April 29, 2022, at a redemption price of $25.00 per Series C Preferred Share in the amount of $37.3 million plus all accumulated and unpaid dividends to, but excluding, the redemption date, of $0.7 million. Following the redemption, there were 804,950 Series C Preferred Shares outstanding, as of December 31, 2023. Our articles of incorporation currently authorize the issuance of up to 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of December 31, 2023, 804,950 shares of Series C Preferred Shares and 3,195,050 shares of Series D Preferred Shares were issued and outstanding. Of the blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a shareholders rights plan as described under “Item 10. Additional Information—B. Articles of Incorporation and Bylaws—Shareholders Rights Plan.” The issuance of additional preferred shares on a parity with or senior to the Preferred Shares would dilute the interests of holders of such shares, and any issuance of preferred shares senior to such preferred shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Preferred Shares.

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

A.    History and Development of the Company

Safe Bulkers, Inc. was incorporated in the Republic of the Marshall Islands on December 11, 2007, for the purpose of acquiring ownership of various subsidiaries that either owned or were scheduled to own vessels. Polys Hajioannou, our chief executive officer, has a long history of operating and investing in the international shipping industry, including a long history of vessel ownership. Vassos Hajioannou, the late father of Polys Hajioannou, our chief executive officer, first invested in shipping in 1958. Polys Hajioannou has been actively involved in the industry since 1987, when he joined the predecessor of Safety Management.

Over the past 30 years under the leadership of Polys Hajioannou, we have sold or contracted to sell 28 drybulk vessels during periods of what we viewed as favorable second-hand market conditions and have contracted to acquire 65 drybulk newbuilds and 14 drybulk second-hand vessels. Also under his leadership, we have expanded the classes of drybulk vessels in our fleet and the aggregate carrying capacity of our fleet has grown from 887,900 dwt prior to our initial public offering in May 28, 2008 to 4,719,600 dwt as of February 16, 2024. Information on our capital expenditure requirements are discussed in “Item

5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” The quality and size of our current fleet, together with our long-term relationships with several of our charter customers, are, we believe, the results of our long-term strategy of maintaining a high quality fleet, our broad knowledge of the drybulk industry and our strong management team. In addition to benefiting from the experience and leadership of Polys Hajioannou, we also benefit from the expertise of our Managers which, along with their predecessor, have specialized in drybulk shipping since 1965. In June 2008, we completed an initial public offering of our Common Stock in the U.S. and our Common Stock began trading on the NYSE. Our principal executive office is located at Apt. D11, Les Acanthes, 6, Avenue des Citronniers MC 98000 Monaco. Our registered address in the Republic of the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands, MH96960 and telephone numbers are +30 2 111 888 400 and +357 25 887 200. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that we file electronically with the SEC.

B.    Business Overview

We are an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest consumers of marine drybulk transportation services. As of February 16, 2024, we had a fleet of 47 drybulk vessels, one of which is held for sale, with an aggregate carrying capacity of 4,719,600 dwt.

We employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions, with some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with relatively stable cash flow and high utilization rates, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions. We are focused on owning a modern, well-maintained fleet with the best designs in the shipping dry-bulk sector, targeting to reduce the environmental impact from our operations. Over the past several years, we have made publicly available our annual sustainability report, where we present in detail our environmental, social and governance strategy for the future, as well as the impact of our operations and business on society and the environment. We believe that integrating ESG at the very heart of our corporate strategy, will enable us to continue to have access to capital, enjoy existing and future investors' trust, reduce our fleets' carbon footprint and remain competitive in the dry bulk market.

Our ESG Strategy

During previous years, a number of countries and the IMO, have adopted regulatory frameworks to reduce GHG emissions (increased energy efficiency standards for existing vessels and newbuilds, classification of vessels on the basis of annual CO2 emissions, cap and trade regimes, carbon taxes, and incentives or mandates for using alternative fuels with lower carbon footprint compared to fossil fuels or using renewable energy), due to concerns over the risk of climate change. GHG emissions reduction measures for achieving 2030 goals, adopted by the IMO, EU and other jurisdictions, may impose operational and financial restrictions such as carbon taxes or an emission trading system ETS on the basis of CO2 emissions affecting more the less efficient vessels, reducing their trade and competitiveness, increasing their environmental compliance costs, imposing additional energy efficiency investments, or even making such older, less energy efficient vessels obsolete. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices hindering access to capital and reallocating capital as a result of their assessment of a company’s ESG practices.

Safe Bulkers, targeting to reduce the environmental impact of our operations, and increase the sustainability of our business over time, has placed and integrated ESG at the heart of our corporate strategy and has undertaken significant investments with the purpose of increasing our fleet's environmental competitiveness and successfully meet society's expectations as to our proper role. In light of investors' increased focus on ESG matters and in response to the GHG environmental regulations, we have assessed the applicability of relevant energy efficiency measures, and decided to pursue a two-fold strategy: i) a comprehensive fleet renewal program consisting of several newbuild orders with advanced energy efficiency characteristics, the acquisition of younger second-hand vessels and the sale of older, less efficient vessels at suitable times and ii) an extensive program for environmental upgrading of existing vessels in our fleet during their dry-dockings.

As of February 16, 2024, our fleet consisted of 47 vessels, 11 of which are eco-ships built after 2014, with superior energy efficiency characteristics compared to past-2014 designs, and nine vessels built 2022 onwards, compliant with the most recent IMO GHG Phase 3 - NOx Tier III regulations. In addition, the Company's outstanding orderbook consists of seven newbuilds compliant with the IMO GHG Phase 3 - NOx Tier III regulations, including two methanol dual fueled, to be delivered one in

2024, two in 2025, three in 2026 and one in 2027, and following all scheduled deliveries, reaching 27 vessels with improved energy efficiency characteristics. The aggregate capital expenditure for all sixteen of our newbuilds exceeded $575 million.

As of February 16, 2024 we have contracted to sell one of our older Panamax class vessels, built in 2005, with an estimated forward delivery to her new owners in April to May 2024. During the last three years and until February 16, 2024, the Company has sold or contracted to sell twelve vessels with total deadweight of 0.94 million tonnes and of 14.6 years average age with aggregate gross sale proceeds of $197.2 million and acquired seven second-hand vessels with total deadweight of 0.97 million tonnes and of 9.2 years average age at an aggregate gross acquisition cost of $187.0 million.

In parallel and as of February 16, 2024, we have completed environmental upgrades on 21 vessels through an extensive vessel environmental upgrade program which involves application of low friction paints and installation of energy saving device.While we are investing in newbuilds, relatively young second-hand vessels and environmental upgrades, we continue to monitor technological developments in relation to new environmentally friendly alternative marine fuels, which we expect will play an increasingly important role in the next decade.

As of February 16, 2024, we have installed Scrubbers on 21 of our vessels, including seven of our Capesize class vessels, and have agreed to install a Scrubber on the last remaining Capesize class vessel, effectively reducing SOx emissions compared to VLSFO and capitalizing on our Scrubber investments in relation to price differential between VLSFO and HSFO. The total cost of the Scrubber investments will amount to $59.6 million, which we estimate we have already recovered through the additional earnings of the Scrubber-fitted vessels. As of February 16, 2024, we have retrofitted our entire fleet with BWTS.

On the financing front, during the last three years, we were one of the first shipping companies which secured two sustainability-linked financings with separate lenders, of $160.0 million and for 11 of our vessels in aggregate, both of which incorporated incentive discount or increase on interest rate, linked to independently verified predetermined emission targets.

Additionally, during 2023, we announced the formation of our environmental, social and governance board committee. The ESG Committee which consists of six board members, four of whom are independent directors, shall review the Company’s ESG performance and ensure governance oversight by the Board of Directors of the ESG strategy and implementation, consistent with the priorities outlined and articulated in the Company’s annual sustainability report.

Further to the above, the Company is undertaking various actions in relation to its corporate governance, personnel initiatives and the societies aiming towards continuously advanced integration. We believe that integrating ESG at the very heart of our corporate strategy will reduce our fleets' carbon footprint and environmental impact, and in parallel, improve our environmental-based competitiveness and social acceptance, allow us to enjoy existing and future investors' trust and enable us to continue to have access to capital.

Our Fleet, Newbuilds and Employment Profile

As of February 16, 2024, our fleet comprised 47 vessels, one of which is held for sale, of which 10 are Panamax class vessels, 11 are Kamsarmax class vessels, 18 are Post-Panamax class vessels and 8 are Capesize class vessels, with an aggregate carrying capacity of 4,719,600 dwt and an average age of 9.9 years.

Our orderbook consists of seven environmentally advanced Japanese and Chinese Kamsarmax class newbuild vessels, including two methanol dual-fueled, with scheduled deliveries one in the remainder of 2024, two in 2025, three in 2026 and one in 2027. All seven newbuilds are designed to comply with the requirements of the IMO for EEDI Phase 3 and NOx Tier III. Assuming consummation of the sale of one of our vessels and delivery of the seven contracted newbuild vessels through 2027, our fleet will comprise of 9 Panamax class vessels, 18 Kamsarmax class vessels, 18 Post-Panamax class vessels and 8 Capesize class vessels, and the aggregate carrying capacity of our 53 vessels will be 5,216,600 dwt. The majority of vessels in our fleet have sister ships with similar specifications. We believe using sister ships provides cost savings because it facilitates efficient inventory management and allows for the substitution of sister ships to fulfill our period time charter obligations.

The table below presents additional information with respect to our drybulk vessel fleet, including our newbuilds, and their deployment as of February 16, 2024. Certain vessels that are chartered on time charters at a daily gross charter rate linked to the Baltic Panamax Index ("BPI"),or the Baltic Capesize Index ("BCI"), are shown in the below table with the special notation BPI or BCI, plus or minus the relevant charter hire adjustments, where applicable. For certain vessels that are equipped with Scrubbers, the benefit from Scrubber operation (the ''Scrubber Benefit'') is calculated on the basis of the price differential between HSFO and VLSFO for the specific voyage. In cases where the Scrubber Benefit can be calculated or it is a part of the charter rate, it is included in the referenced charter rate. A special notation on the table is provided in cases where the Scrubber Benefit is not part of the referenced charter rate and it cannot be calculated.

Vessel Name	Dwt	Year Built [1]	Country of Construction	Charter Type	Charter Rate [2]	Commissions [3]	Charter Period [4]		Sister Ship [5]
CURRENT FLEET
Panamax
Maritsa [45]	76,000	2005	Japan	Period	$16,950	3.75%	April 2023	April 2024
Paraskevi 2	75,000	2011	Japan	Spot	$13,750	5.00%	January 2024	April 2024	A
Zoe [12]	75,000	2013	Japan	Period	$16,750	3.75%	February 2024	November 2024	A
Koulitsa 2	78,100	2013	Japan	Period	$15,000	5.00%	November 2023	April 2024
Kypros Land [12]	77,100	2014	Japan	Period[14]	$13,800	3.75%	August 2020	August 2022	G
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sea	77,100	2014	Japan	Period[14]	$13,800	3.75%	July 2020	July 2022	G
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	December 2023
					$10,786	3.75%	January 2024	March 2024
					$12,144	3.75%	April 2024	June 2024
					BPI 82 5TC * 97% - $2,150	3.75%	July 2024	July 2025
Kypros Bravery	78,000	2015	Japan	Period[13]	$11,750	3.75%	August 2020	August 2022	H
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	December 2023
					$12,726	3.75%	January 2024	March 2024
					$14,666	3.75%	April 2024	June 2024
					BPI 82 5TC * 97% - $2,150	3.75%	July 2024	August 2025
Kypros Sky [30]	77,100	2015	Japan	Period[13]	$11,750	3.75%	August 2020	August 2022	G
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Loyalty	78,000	2015	Japan	Period[13]	$11,750	3.75%	July 2020	July 2022	H
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	December 2023
					$10,543	3.75%	January 2024	March 2024
					$11,659	3.75%	April 2024	June 2024
					$14,423	3.75%	July 2024	September 2024
					BPI 82 5TC * 97% - $2,150	3.75%	October 2024	July 2025

Kypros Spirit [30]	78,000	2016	Japan	Period[14]	$13,800	3.75%	August 2020	August 2022	H
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	December 2023
					$11,465	3.75%	January 2024	March 2024
					$13,696	3.75%	April 2024	June 2024
					BPI 82 5TC * 97% - $2,150	3.75%	July 2024	July 2025
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	Period	$13,750	3.75%	October 2023	June 2024	B
Pedhoulas Leader	82,300	2007	Japan	Period[25]	$12,400	5.00%	November 2023	August 2024	B
Pedhoulas Commander	83,700	2008	Japan	Period[41]	$20,000	3.75%	January 2024	April 2024
Pedhoulas Rose	82,000	2017	China	Period[19]	$14,375	5.00%	September 2023	May 2024
Pedhoulas Cedrus[15]	81,800	2018	Japan	Period[21]	$11,000 + 50%*112.5% BPI 82 5TC	5.00%	March 2023	April 2024
Vassos[9]	82,000	2022	Japan	Period	$16,000	3.75%	December 2023	May 2024
Pedhoulas Trader[7]	82,000	2023	Japan	Period	$16,100	5.00%	November 2023	May 2024
Morphou	82,000	2023	Japan	Period[38]	$17,573	5.00%	January 2024	December 2024	K
Rizokarpaso[10]	82,000	2023	Japan	Period[39]	$16,800	5.00%	November 2023	August 2024	K
Ammoxostos[11]	82,000	2024	Japan	Period[40]	$18,000	5.00%	January 2024	October 2024	K
Kerynia	82,000	2024	Japan	Period	$18,750	5.00%	January 2024	November 2024	K
Post-Panamax
Marina	87,000	2006	Japan	Period[19,37]	$13,097	5.00%	January 2024	December 2024	D
Xenia	87,000	2006	Japan	Spot[19]	$10,250	5.00%	January 2024	February 2024	D
Sophia	87,000	2007	Japan	Spot[19]	$14,400	5.00%	January 2024	March 2024	D
Eleni	87,000	2008	Japan	Period[19,36]	$13,508	5.00%	January 2024	July 2024	D
Martine	87,000	2009	Japan	Spot[19]	$15,100	5.00%	December 2023	March 2024	D
Andreas K	92,000	2009	South Korea	Spot[19]	$22,500	5.00%	January 2024	March 2024	E
Panayiota K [31]	92,000	2010	South Korea	Spot[19]	$12,000	5.00%	December 2023	February 2024	E
Agios Spyridonas [31]	92,000	2010	South Korea	Spot[19,42]	$13,000	5.00%	January 2024	March 2024	E
Venus Heritage [12]	95,800	2010	Japan	Spot[19]	$13,750	5.00%	January 2024	March 2024	F
Venus History [12]	95,800	2011	Japan	Spot[19]	$12,500	5.00%	January 2024	March 2024	F

Venus Horizon	95,800	2012	Japan	Spot[19,43]	$12,128	5.00%	February 2024	March 2024	F
Venus Harmony	95,700	2013	Japan	Period	$18,250	5.00%	January 2024	September 2024
Troodos Sun [17]	85,000	2016	Japan	Period[19,20]	BPI 82 5TC * 116.5%	4.38%	June 2023	May 2024	I
Troodos Air	85,000	2016	Japan	Period[19,23]	BPI 82 5TC * 113.5%	5.00%	June 2023	May 2024	I
Troodos Oak	85,000	2020	Japan	Period	$15,350	5.00%	September 2023	June 2024
Climate Respect	87,000	2022	Japan	Period[24]	BPI 82 5TC * 133.5%	5.00%	October 2023	July 2024	J
Climate Ethics	87,000	2023	Japan	Period	$17,950	5.00%	November 2023	August 2024	J
Climate Justice	87,000	2023	Japan	Period	$21,500	5.00%	July 2023	June 2024	J
Capesize
Mount Troodos	181,400	2009	Japan	Period[19,27]	BCI 5TC * 106%	3.75%	March 2023	March 2024
				Period[19,32]	$20,000	5.00%	April 2024	February 2026
Kanaris	178,100	2010	China	Period[6]	$25,928	2.50%	September 2011	September 2031
Pelopidas	176,000	2011	China	Period[19,26]	$25,250	3.75%	June 2022	May 2025
Aghia Sofia[16]	176,000	2012	China	Period[19,33]	BCI 5TC * 123%	5.00%	June 2023	May 2024
				Period[19,34]	$26,000	5.00%	August 2024	January 2026
Stelios Y	181,400	2012	Japan	Period[35]	$24,400	3.75%	November 2021	November 2024	C
				Period[28]	BCI 5TC * 117%	3.75%	November 2024	February 2027
Lake Despina[8]	181,400	2014	Japan	Period[19,18]	$25,200	5.00%	February 2022	February 2025
Maria	181,300	2014	Japan	Period[19,29]	BCI 5TC * 129%	5.00%	January 2024	September 2024	C
Michalis H	180,400	2012	China	Period[19,22]	$23,000	3.75%	September 2022	July 2025
Total	4,719,600
Chartered-In
Arethousa [44]	75,000	2012	Japan	Period	$11,950	5.00%	August 2023	March 2024
Total	75,000
Newbuilds orderbook
TBN	82,500	Q3 2024	China
TBN	82,500	Q1 2025	China
TBN	82,000	Q2 2025	Japan

TBN	81,800	Q2 2026	Japan
TBN	81,800	Q3 2026	Japan
TBN	81,200	Q4 2026	China
TBN	81,200	Q1 2027	China
Subtotal	573,000
Total	5,292,600
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
(4)    The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of February 16, 2024, the scheduled start dates. Actual start dates and redelivery dates may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.
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
(7)    MV Pedhoulas Trader was sold and leased back in September 2023 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.
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
(10)     MV Rizokarpaso was sold and leased back in November 2023 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.
(11)    MV Ammoxostos was sold and leased back in January 2024 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.
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
(18)     A period time charter for a duration of 3 years at a gross daily charter rate of $22,500 plus an one-off $3.0 million payment upon charter commencement. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at a gross daily charter rate of $27,500.
(19)     Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the HSFO and the VLSFO cost for the voyage and is not included on the daily.
(20)     A period time charter of 11 to 13 months at a daily gross charter rate linked to the BPI-82 5TC times 116.5%.
(21)    A period time charter of 12 to 14 months at a daily gross charter rate of $11,000 plus additional gross daily charter rate linked to the 50% of the BPI-82 5TC times 112.5% .
(22)    A period time charter for a minimum duration of three years at a gross daily charter rate of $23,000. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at the same gross daily charter rate.
(23)    A period time charter of 11 to 14 months at a daily gross charter rate linked to the BPI-82 5TC times 113.5% .
(24)    A period time charter of 10 to 13 months at a daily gross charter rate linked to the BPI-82 5TC times 133.5%.
(25)    A period time charter for a duration of 10 to 12 months at a gross daily charter rate of $12,400. The charter agreement also grants the charterer an option to extend the period time charter for an additional duration of 10 to 12 months at a gross daily charter rate of $14,400.
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
(29)    A period time charter for a duration of 12 to 18 months at a gross daily charter rate linked to the BCI 5TC times 129%.
(30)    MV Kypros Sky and MV Kypros Spirit were sold and leased back in December 2019 on a bareboat charter basis for a period of eight years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices. In September 2023 the Company exercised the purchase options in both vessels and the ownership of Kypros Sky and MV Kypros Spirit was transferred back to the Company..
(31)    MV Panayiota K and MV Agios Spyridonas were sold and leased back in January 2020 on a bareboat charter basis for a period of six years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices. In January 2023 the Company exercised the purchase options in both vessels and the ownership of MV Panayiota K and MV Agios Spyridonas was transferred back to the Company.

(32)    A period time charter for a duration of 22 to 26 months at a gross daily charter rate of $20,000. The charter agreement also grants the charterer an option to extend the period time charter to a total duration of 34 to 36 months at the same gross daily charter rate.
(33)    A period time charter for a duration of 11 to 14 months at a gross daily charter rate linked to the BCI 5TC times 123%.
(34)    A period time charter for a duration of 18 to 21 months at a gross daily charter rate of $26,000. The charter agreement also grants the charterer an option to extend the period time charter to a total duration of 36 to 42 months at the same gross daily charter rate.
(35)    A period time charter for a duration of 3 years at a gross daily charter rate of $24,400. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at a gross daily charter rate of $26,500.
(36) A period time charter for a duration of 6 to 9 months at a daily gross charter rate of $8,250 for the first 50 days and a daily gross charter rate of $15,500 for the remaining period.
(37) A period time charter for a duration of 11 to 13 months at a daily gross charter rate of $11,250 for the first 60 days and a daily gross charter rate of $13,500 for the remaining period plus ballast bonus of $0.6 million upon charter commencement.
(38)    A period time charter for a duration of 10 to 13 months at a daily gross charter rate of $14,500 for the first 45 days and a daily gross charter rate of $18,050 for the remaining period
(39)    A period time charter for a duration of 9 to 12 months at a gross daily charter rate of $16,800. The charter agreement also grants the charterer an option to extend the period time charter for an additional duration of 9 to 12 months at a gross daily charter rate of $18,300.
(40)    A period time charter for a duration of 9 to 12 months at a gross daily charter rate of $18,000. The charter agreement also grants the charterer an option to extend the period time charter for an additional duration of 9 to 12 months at a gross daily charter rate of $19,400.
(41)    A spot time charter at a daily gross charter rate of $20,000 plus ballast bonus of $0.4 million upon charter commencement.
(42)    A spot time charter at a daily gross charter rate of $13,000 plus ballast bonus of $0.1 million upon charter commencement.
(43)    A spot time charter at a daily gross charter rate of $11,750 for the first 30 days and a daily gross charter rate of $13,750 for the remaining period.
(44)    In March 2023, the Company entered into an agreement to sell MV Efrossini, a 2012 Japanese-built, Panamax class vessel to an unaffiliated third party at a gross sale price of $22.5 million. The sale was consummated in July 2023, upon the delivery of the vessel to her new owners renamed MV Arethousa and immediately chartered back by the Company at a gross daily charter rate of $16,050 for a period of ten to fourteen months.
(45)    In February 2024, the Company entered into an agreement for the sale of the Maritsa, a 2005 Japanese-built, Panamax class dry-bulk vessel, at a gross sale price of $12.2 million. The vessel is scheduled to be delivered to her new owners in April-May 2024.

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

We intend to employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions, with some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with relatively stable cash flow and high utilization rates, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions. As of February 16, 2024, the average remaining duration of the charters for our existing fleet was 0.8 years. See, ''Item 5. Operational and Financial Review and Prospects D. Trend information.'' for additional information.

Our Customers

Since 2005, our customers have included over 30 national, regional and international companies, including Bunge, Cargill, Glencore, Daiichi, Intermare Transport G.m.b.H., Energy Eastern Pte. Ltd., NYK, NS United Kaiun Kaisha, Kawasaki Kisen Kaisha, Oldendorff GmbH and Co. KG, Louis Dreyfus Armateurs, Louis Dreyfus Commodities, ArcelorMittal or their affiliates. During 2023, two of our charterers, namely Olam International Limited and Cargill International S.A., accounted for 26.87% of our revenues, with each one accounting for more than 10.0% of total revenues. During 2022, two of our charterers, namely Viterra B.V. (ex-Glencore Agriculture B.V.) and Cargill International S.A., accounted for 33.52% of total revenues with each one accounting for more than 10.0% of total revenues. During 2021, two of our charterers, namely Viterra B.V. and Cargill International S.A., accounted for 30.70% of total revenues with each one accounting for more than 10.0% of total revenues. During 2020, two of our charterers, namely Viterra B.V. and Cargill International S.A., accounted for 26.14% of total revenues with each one accounting for more than 10.0% of total revenues. We seek to charter our vessels primarily to charterers who intend to use our vessels without sub-chartering them to third parties. A prospective charterer’s financial condition and reliability are also important factors in negotiating employment for our vessels.

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

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements” for more information.

Competition

We operate in highly competitive markets that are based primarily on supply and demand. Our business fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We believe we differentiate ourselves from our competition by providing modern vessels with advanced designs and technological specifications. As of February 16, 2024, our fleet had an average age of 9.9 years. The majority of our fleet has been built in Japanese shipyards, which we believe provides us with an advantage in attracting large, well-established customers, including Japanese customers.

The drybulk sector is characterized by relatively low barriers to entry, and ownership of drybulk vessels is highly fragmented. In general, we compete with other owners of Panamax class or larger drybulk vessels for charters based upon price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel.

Crewing and Shore Employees

Our management team consists of our chief executive officer, president, chief financial officer and assistant chief financial officer, chief operating officer, chief financial controller and assistant chief financial controller, chief compliance officer and our internal auditor. Our Managers are responsible for the technical management of our fleet and therefore also handle the recruiting, either directly or through crewing agents, of the senior officers and all other crew members for our vessels. As of December 31, 2023, approximately 948 people served on board the vessels in our fleet, and our Managers employed approximately 154 people on shore.

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

Our protection and indemnity insurance coverage for pollution is limited to $1.0 billion per vessel per incident. Our protection and indemnity insurance coverage in respect of passengers is limited to $2.0 billion and in respect of passengers and seamen is limited to $3.0 billion per vessel per incident. The 12 P&I Associations that comprise the International Group of P&I Clubs (the “International Group”) insure approximately 90.0% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each P&I Association’s liabilities. As a member of a P&I Association that is a member of the International Group, we are subject to calls payable to the P&I Association based on the International Group’s claim records, as well as the claim records of all other members of the individual associations.

Although the P&I Associations compete with each other for business, they have found it beneficial to mutualize their larger risks among themselves through the International Group. This is known as the “Pool.” This pooling is regulated by a contractual agreement which defines the risks that are to be covered and how claims falling on the Pool are to be shared among the participants in the International Group. The Pool provides a mechanism for sharing all claims in excess of $10.0 million up to, currently, approximately $8.9 billion. On that basis, all claims up to $10.0 million will be covered by each Club’s Individual Retention and all claims in excess of $10.0 million up to $100.0 million will be covered by the Pool. The Pool is structured in three layers from $10 million to $100 million. For amounts in excess of $30 million, the Pool is reinsured by the Group captive reinsurance vehicle, Hydra Insurance Company Limited ("Hydra"). Hydra is a Bermuda incorporated Segregated Accounts company in which each of the 12 Group Clubs has its own segregated account (or “cell”) ring fencing its assets and liabilities from those of the company or any of the other Club cells. Hydra reinsures each Club in respect of that Club's liabilities within the Pool and reinsurance layers in which it participates. Through the participation of Hydra, the Group Clubs can retain, within their Hydra cells, premium which would otherwise have been paid to the commercial reinsurance markets.

For the 2023/2024 policy year, the International Group maintained a three layer Group General Excess of Loss (“GXL”) GXL reinsurance program, together with an additional Collective Overspill layer, which combine to provide commercial reinsurance cover of up to $3.1 billion per vessel per incident, comprising of reinsurance for all claims of up to $2.1 billion per vessel per incident in excess of the $100.0 million insured by the Pool and an additional $1.0 billion in excess of the aforesaid $2.1 billion per vessel per incident in respect of claims for overspill.

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

Vessel Name	Drydocking	Scheduled Survey (1)
Agios Spyridonas (3)	January 2024	January-25
Venus Harmony (3)	January 2024	February-24
Mount Troodos (3)	March 2024	November-24
Panayiota K (3)	March 2024	April-25
Stelios Y (2) (3)	March 2024	March-25
Kypros Land	April 2024	April-24
Martine (3)	May 2024	February-24
Pedhoulas Merchant (3)	May 2024	March-26
Kypros Sea	June-24	March-24
Venus Heritage	October-24	December-25
Pedhoulas Leader	November-24	February-27
Kypros Bravery	January-25	January-25
Kanaris	March-25	March-25
Kypros Sky	March-25	March-25
Troodos Sun	April-25	January-26
Troodos Oak	April-25	April-25
Troodos Air	May-25	March-26
Sophia	June-25	June-27
Pelopidas	June-25	November-26
Kypros Loyalty	June-25	June-25
Marina	January-26	January-26
Paraskevi 2	April-26	April-26
Xenia	April-26	April-26
Andreas K	June-26	August-24
Pedhoulas Commander	July-26	May-28
Kypros Spirit	October-26	July-26
Venus History	October-26	September-26
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

These laws and regulations include regulations imposed by the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, such as the International Convention for Prevention of Pollution from Ships (“MARPOL”), the International Convention for Safety of Life at Sea (“SOLAS”), International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) and in general implementing all related regulations adopted by the IMO, the E.U. and other international, national and local regulatory bodies in the jurisdictions where our vessels travel and in the ports where our vessels call. In the U.S., the requirements include OPA 90, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Clean Water Act (the “CWA”) and U.S. Clean Air Act (the “CAA”). Compliance with these environmental protection requirements has imposed significant cost and expense, including the cost of vessel modifications and implementation of certain operating procedures.

Our fleet complies with all current requirements. However, we incurred significant vessel modification expenditures since 2019 mainly in BWTS and Scrubbers and we anticipate to incur additional expenditures in the current or subsequent fiscal years to comply with certain requirements, including mainly the installation of one additional Scrubber. In parallel, the Company is continuing a vessel environmental upgrade program, in relation to existing and forthcoming GHG emission regulations, which involves application of low friction paints and installation of energy saving devices, having upgraded 21 existing vessels as of February 16, 2024 and scheduling upgrades in nine more by the end of 2024.

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

Regulations by IMO and Other Related Bodies

Regulations issued by IMO and other related bodies may affect our operations, impose restrictions on our vessels, or require additional investments. For example MARPOL convention of IMO regulates marine pollution, emissions and discharges. IMO and other jurisdictions have regulated or are considering the further regulation of GHG emissions from vessels.

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

These requirements can also affect the resale prices or useful lives of our vessels or require reductions in cargo capacity, ship modifications or operational changes or restrictions. Failure to comply with these requirements could lead to decreased availability of, or more costly insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for natural resource, personal injury and property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental regulations can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels. In addition, we are subject to the risk that we, our affiliated entities, or our or their respective officers, directors, shore employees, crew on board and agents may take actions determined to be in violation of such environmental regulations and laws and our environmental policies. Any such actual or alleged environmental laws regulations and policies violation, under negligence, willful misconduct or fault, could result in substantial fines, civil and/or criminal penalties or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Events of this nature would have a material adverse effect on our business, financial condition and results of operations.

Such regulations are presented in the following paragraphs:

Nitrogen and Sulfur Oxide Emission Regulations: In 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Annex VI became effective in 2005, and sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of marine fuels and allows for the establishment of Emission Control Areas (“ECAs”) with more stringent controls on sulfur emissions. Presently, designated ECAs include specified areas of North America, the Caribbean, the North Sea and the Baltic Sea. The Mediterranean Sea will be designated ECA as of May 1, 2024, which status will take effect on May 1, 2025, for sulfur oxides (“SOx”) under MARPOL Annex VI Regulation 14. In 2008, the IMO Marine Environment Protection Committee (“MEPC”) adopted amendments to Annex VI regarding particulate matter, nitrogen oxides and sulfur oxide emissions. These amendments, which entered into force in 2010, are designed to reduce air pollution from vessels by, among other things, (i) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation and (ii) implementing a progressive reduction of sulfur oxide emissions from ships:

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

In response to sulfur oxides emissions regulations, since 2019 we have installed Scrubbers in 21 of our vessels and we expect to install one additional Scrubber during 2024, completing the Company's Scrubber project. In all vessels the Company had introduced critical spares inventory on board in order to secure smooth operation and compliance with existing regulations. If the price differential between VLSFO and HSFO is narrower than expected due to among other things, a drop in oil prices and/or a reduced demand for oil, then we may not realize any return, or we may realize a lower return on our investment in Scrubbers than that which we expected, which could have a material adverse effect on our results of operations, cash flows and financial position. Conversely, if the price differential between VLSFO and HSFO is wider than expected, about half of our vessels that will not be equipped with Scrubbers may face difficulties in competing with vessels equipped with Scrubbers, which could have a material adverse effect on our results of operations, cash flows and financial position.

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

Examples of additional requirements imposed locally from time to time are: (i) the Domestic Emission Control Areas (“DECAs”) introduced by China, in 2015, which have designated the Pearl River Delta, the Yangtze River Delta and the Bohai-Rim Area (Beijing, Tianjin and Hebei) as areas where vessels navigating, berthing and operating are required to use VLSFO. As of January 1, 2019, China expanded the scope of the DECAs to include all coastal waters within 12 nautical miles of the mainland, and (ii) U.S. Vessel General Permit (the “VGP”) areas. Our Scrubber-fitted vessels do not operate the Scrubbers while in such areas, due to certain additional restrictions, and instead are using LSMGO.

Greenhouse Gas Regulation – United Nations Framework Convention on Climate Change: In 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015 contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures. International and multinational bodies or individual countries also, have adopted or may further adopt their own climate change regulatory initiatives.

Climate control legislation or other regulatory initiatives in the jurisdictions where we operate may gradually render less energy efficient vessels obsolete, leading to scrapping of older vessels, or to investments for environmental upgrades in the existing fleet and may require additional investments in more energy efficient newbuilds. Furthermore, the use of fossil fuels through various existing of forthcoming taxation schemes may become more expensive and new alternative fuels with low carbon footprint compared to fossil fuels are being developed and introduced while incentives are provided for their adoption, which may substantially affect the roadmap towards decarbonization of the shipping industry. Additional climate control regulations may result to further financial impacts that we cannot predict with certainty at this time which could have a material adverse effect on our business, financial condition and results of operations.

The European Parliament and the Council of the E.U. have adopted regulation 2015/757, the EU-MRV on the monitoring, reporting and verification of CO2 emissions from maritime transport. It entered into force on July 1, 2015 and monitoring began January 1, 2018. The maritime EU-MRV regulation applies to all merchant ships of 5,000 gross tons or above on voyages from, to and between ports under jurisdiction of E.U. member states. From January 1, 2025, general cargo ships between 400 and 5,000 gross tons also fall within the scope of the EU-MRV. Companies operating the vessels will have to monitor the CO2 emissions released while in port and for any voyages to or from a port under the jurisdiction of an E.U. member state and to keep records on CO2 emissions on both per-voyage and annual bases. Furthermore, as of January 1, 2018, our vessels began monitoring and reporting CO2 emissions pursuant to the IMO DCS regulation, which is part of the IMO’s efforts to reduce GHG emissions from ships by 50% by 2050 compared to 2008. On February 4, 2019, the European Commission tabled a proposal concerning the amendment of the EU-MRV. The main objective of the proposal was to amend the EU-MRV in order to take account of the new IMO DCS for fuel oil consumption.

The 80th session of the IMO’s Marine Environment Protection Committee (“MEPC 80”) adopted a revised GHG Strategy. The revised strategy aims to significantly curb GHG emissions from international shipping. The revised strategy now aims for reducing well-to-wake GHG emissions by 20%, striving for 30% in 2030 and then 70%, striving for 80%, in 2040 compared to 2008, and reach net-zero by or around, i.e. close to, 2050. There is also a 2030 target to achieve an uptake of zero or near-zero GHG emissions technologies, fuels and/or energy sources, representing at least 5%, striving for 10%, of the energy used by international shipping. The GHG Strategy now also addresses life-cycle GHG emissions from shipping, with the overall objective of reducing GHG emissions within the boundaries of the energy system of international shipping and preventing a shift of emissions to other sectors. To ensure that shipping reaches these ambitions, the IMO has decided to implement a basket of measures consisting of two parts;
Firstly, a technical element which will be a goal-based marine fuel standard regulating the phased reduction of marine fuel GHG intensity;
Secondly, an economic element which will be some form of a maritime GHG emissions pricing mechanism, potentially linked directly to the GHG intensity mechanism. The development of the measures will continue at the IMO and will, according to the agreed timeline, be adopted in 2025 and enter into force around mid-2027.
MEPC 80 adopted the Guidelines on Life Cycle GHG Intensity of Marine Fuels (the “LCA Guidelines”), which set out methods for calculating well-to-wake and tank-to-wake GHG emissions for all fuels and other energy carriers (e.g. electricity) used on board a ship. These guidelines also specify sustainability topics/aspects for marine fuels and define a Fuel Lifecycle Label (“FLL”) that collects and conveys the information relevant for the life cycle assessment. Preliminary default emissions factors for various fuels and fuel pathways are provided, but these factors will be further reviewed. These guidelines do not include any provision for application or requirements; they are intended to support the GHG Fuel Standard under development. The IMO guidelines will be kept under review and developed further in the coming years, in particular focusing on default emissions factors, sustainability criteria, fuel certification and handling of on-board carbon capture.

The globally applicable IMO DCS system, currently runs in parallel with the EU-MRV, thus duplicating regulation for shipping companies whose ships sail both inside and outside the EU. The EU recently included international carbon emissions from the maritime sector in the EU Emissions Trading System (the “EU ETS”). These monitoring and reporting processes adopted by the EU-MRV and the IMO DCS regulations is considered to be part of a market-based mechanism for a carbon tax to be adopted.

A series of amendments to the EU-MRV were made on May 10, 2023 to harmonize the regulation with the new EU ETS. As of January 1, 2024, the EU-MRV includes methane (CH4) and nitrous oxide (N2O), which shipping companies are required to report in addition to CO2 emissions, using the new THETIS MRV module. Additionally, companies are required to submit a revised monitoring plan by April 1, 2024, which will need to be approved by the responsible Administering Authority after being reviewed by a verifier. The European Commission published a list specifying which Administering Authority is responsible for each shipping company in February 2024; this list will be revised on a biannual basis. Moreover, starting in 2025, shipping companies will be required to submit by March 31 of each year an emissions report for the previous year for each of their ships to the responsible Administering Authority, the flag state and the European Commission, which will need to have been deemed satisfactory by an accredited verifier. We are monitoring all emissions as required by the amended regulations and have submitted a revised monitoring plan for all our vessels. We are also preparing the required reports for the Administering Authority, the various flag states and the European Commission. Concurrently we are cooperating with a accredited verifier to ensure their approval.

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

The MEPC has adopted the EEDI for newbuild vessels, which requires a minimum energy efficiency level per capacity mile (e.g., tonne mile) for different vessel type and size segments, mandating an up to 30% improvement in design performance depending on vessel type and size. The EEDI provides a specific figure for an individual vessel design, expressed in grams of CO2 per ship's capacity-mile (the smaller the EEDI the more energy efficient vessel design) and is calculated by a formula based on the technical design parameters for a given ship. Since January 1, 2013, following an initial two year EEDI Phase 0, new vessel design need to meet the reference level for their vessel type. The CO2 reduction level (grams of CO2 per tonne mile) for Phase 1 was set to 10% and will be tightened every five years (20% for Phase 2 and 30% for Phase 3) to keep pace with technological developments of new efficiency and reduction measures. Reduction rates have been established until the period 2025 and onwards (Phase 3) when a 30% reduction is mandated for applicable ship types calculated from a reference line representing the average efficiency for ships built between 2000 and 2010. Furthermore, research is conducted to identify and develop alternative fuels (e.g., ammonia, hydrogen, methanol, biofuels) to replace fossil fuels in future newbuild designs that will be able to meet the more stringent GHG regulations 2030 onwards, including as interim solution propulsion by dual fuel engines using liquified natural gas with HSFO or VLSFO. MEPC 80 agreed on a circular providing a common approach to account for the use of biofuels under Regulations 26, 27 and 28 of MARPOL Annex VI (DCS and CII).

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

The EEDI phases for newbuild vessels and its retroactive application of the EEDI to all existing and in service cargo above a certain size, known as the EEXI, sets new technical efficiency standard for existing ships. This will impose a requirement equivalent to EEDI Phase 2 or 3 (with some adjustments) to all existing ships regardless of year of build and is intended an a one-off certification. This regulation entered into force on January 1, 2023. Demonstration of compliance is required by the vessel’s first survey for the issue or endorsement of the International Air Pollution Prevention Certification, following entry into force. In addition to the current EEDI Phase 3, a possible Phase 4 can be introduced later this decade, further tightening requirements for newbuilds.

Furthermore, a mandatory Carbon Intensity Indicator (“CII”) – e.g., Annual Efficiency Ratio – grams of CO2 per dwt-mile, and rating scheme was introduced on January 1, 2023, where all cargo vessels above 5,000 GT are given a rating of A to E every year. The rating thresholds will become increasingly stringent towards 2030. For ships that achieve a D rating for three consecutive years or an E rating, a corrective action plan needs to be developed as part of the Ship Energy Efficiency Management Plan (“SEEMP”) and approved. Technical specifications regarding baselines, methods of calculations and ship-specific requirements were established through guidelines to be finalized and approved at MEPC. The USCG plans to develop and propose regulations to implement these provisions in the United States.

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

The IMO received numerous submissions related to its ongoing revision of the Initial IMO Strategy on Reduction of GHG Emissions from Ships (MEPC.304(72)). Member States extensively discussed the revision of ambition levels of the Initial Strategy towards decarbonization of shipping. The 2030 and 2050 revised targets are still being discussed, along with additional intermediate checkpoint leading up to 2050. The revision of the Initial Strategy was further discussed in the Intersessional Working Group on GHG Reduction (ISWG-GHG 14 in March 2023), and a Revised Strategy was adopted at MEPC 80 (July 2023). Pursuant to this, IMO member states agreed to revise their initial goals to meet the objectives of the Paris Agreement.

Namely, the Revised Strategy aims to reach net-zero GHG emissions by or around 2050, while also establishing “indicative checkpoints” that call for reducing total GHG emissions by 20% (while striving for 30%) by 2030 and 70% (while striving for 80%) by 2040, both relative to 2008.

In response to the above GHG environmental regulations we monitor CO2 vessel emissions pursuant to the IMO DCS and EU-MRV, assessing in parallel the applicability of relevant energy efficiency measures. Furthermore, we pursue a fleet renewal strategy having sold eleven of our older or Chinese built less efficient vessels the last three years, and placed orders for the acquisition of 16 dry-bulk newbuild vessels, including two methanol dual-fueled, with EEDI complying with IMO Phase 3 requirements, nine of which have already been delivered to us, and implementing environmental upgrades in the existing fleet.

The European Parliament and Council have come to an agreement on the revision of the EU ETS, Directive 2003/87/EC, introducing the extension to maritime transport which initiated January 1, 2024. The EU ETS is a cornerstone of the EU's policy to combat climate change and its key tool for reducing greenhouse gas emissions cost-effectively. On July 14, 2021, the European Commission adopted a series of legislative proposals setting out how it intends to achieve climate neutrality in the EU by 2050, including the intermediate target of an at least 55% net reduction in greenhouse gas emissions by 2030. The package proposes to revise several pieces of EU climate legislation, including the EU ETS.

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

In phase 3 of the EU ETS (2013-2020), the European Union-wide cap for stationary installations decreased each year by a linear reduction factor of 1.74%. The 2013 cap was set on the basis of the average total quantity of allowances issued annually in 2008-2012. In phase 4 of the EU ETS (2021-2030), the cap on emissions continues to decrease annually at an increased annual linear reduction factor of 2.2%. Amendments introduced to the EU ETS on April 25, 2023 set a new target of reducing emissions by 62% of 2005 levels by 2030, raising the linear reduction factor to 4.3% for 2024-2027 and 4.4% for 2028-2030. The amendments also provide for two rebasing of the cap, which would effect a reduction of 90 million allowances in 2024 and an additional 27 million in 2026. The amendments also phase in maritime sector emission to the EU ETS, requiring shipping companies to surrender 40% of allowances in 2024, 70% in 2025 and 100% in 2026. All emissions from intra-EU voyages and within EU ports will be covered by the EU ETS, and 50% of the emissions for journeys to or from a non-EU country.

International credits are financial instruments that represent a tonne of CO2 removed or reduced from the atmosphere as a result of an emissions reduction project. The annual procedure of monitoring, reporting and verification (MRV), together with all the associated processes, is known as the ETS compliance cycle. Operators covered by the EU ETS are required to have an approved monitoring plan for monitoring and reporting annual emissions. Every year, operators must submit an emissions report. The data for a given year must be verified by an accredited verifier by March 31 of the following year. Once verified, operators must surrender the equivalent number of allowances by April 30 of that year. Further to the above, reaching the EU’s climate goal of reducing EU emissions by at least 55% by 2030 is a legal obligation under the European climate law. EU countries are working on new legislation to achieve this goal and make the EU climate-neutral by 2050. In July 2021, EU tabled the 'Fit for 55' package as a response to the requirements in the EU Climate Law to reduce Europe's net greenhouse gas emissions by at least 55% by 2030 by 2030 compared to 1990 levels and to achieve climate neutrality in 2050.

The Fit for 55 package is a set of proposals to revise and update EU legislation and to put in place new initiatives with the aim of ensuring that EU policies are into line with the climate goals agreed by the Council and the European Parliament. On July 2023, as part of Fit for 55, the EU has completing the legislative procedure and adopted the FuelEU maritime initiative directed at the shipping industry, with the goal to reduce the greenhouse gas intensity of the energy used on-board of ships by up to 80% by 2050. The new rules promote the use of renewable and low-carbon fuels in shipping. FuelEU Maritime is the second part of the Fit for 55 package directed at the shipping industry which is coming to force on the January 1, 2025, apart from articles 8 and 9 which will apply from 31 August 2024. The goal of FuelEU is to reduce GHG emissions of ships’ when travelling to, from or within the EU. FuelEU takes into account all greenhouse gas emissions (not only CO2) from the entire supply chain ('well-to-wake') and aims to increase the use of Renewable and Low-carbon Fuels (RLF).These fuels should represent 86-88% of the international maritime transportation fuel mix by 2050 to contribute to the EU’s targets. The production and distribution are addressed in the Renewable Energy Directive (RED) and the Alternative Fuels Infrastructure Directive (AFID) respectively. Additionally, FuelEU Maritime aims to drive demand and mitigate competition between operators and ports during the fuel transition.

The FuelEU Maritime regulation contains the following main provisions:

•measures to ensure that the greenhouse gas intensity of fuels used by the shipping sector will gradually decrease over time, by 2% in 2025 to as much as 80% by 2050
•a special incentive regime to support the uptake of the so-called renewable fuels of non biological origin (RFNBO) with a high decarbonization potential
•an exclusion of fossil fuels from the regulation’s certification process
•an obligation for passenger ships and containers to use on-shore power supply for all electricity needs while moored at the quayside in major EU ports as of 2030, with a view to mitigating air pollution in ports, which are often close to densely populated areas
•a voluntary pooling mechanism, under which ships will be allowed to pool their compliance balance with one or more other ships, with the pool – as a whole - having to meet the greenhouse gas intensity limits on average
•time limited exceptions for the specific treatment of the outermost regions, small islands, and areas economically highly dependent on their connectivity
•revenues generated from the regulation’s implementation (‘FuelEU penalties’) should be used for projects in support of the maritime sector’s decarbonization with an enhanced transparency mechanism
•monitoring of the regulation’s implementation through the Commission’s reporting and review process

These or other developments may result in financial impacts on our operations that we cannot predict with certainty at this time, which could have a material adverse effect on our business, financial condition and results of operations.

Ballast Water Treatment System: In 2004 the IMO adopted the BWM Convention, implementing regulations calling for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention took effect in September 2017. Many of the implementation dates in the BWM Convention had already passed prior to its effectiveness, so that the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install BWTS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before September 8, 2017 “existing vessels” and allows for the installation of a BWTS on such vessels at the first renewal survey following entry into force of the convention. In July 2017, the implementation scheme was further changed to require vessels with International Oil Pollution Prevention (“IOPP”) certificates expiring between September 8, 2017 and September 8, 2019 to comply at their second IOPP renewal. By September 8, 2024, all vessels subject to the BWM Convention are required to have installed a ballast water treatment system. Each vessel in our current fleet has been issued a Ballast Water Management Plan Statement of Compliance by the classification society with respect to the applicable IMO regulations and guidelines. All our vessels are equipped with U.S. Coast Guard approved BWTS except two vessels that still require certain additional upgrades.

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

Discharge of garbage: MARPOL Annex V seeks to reduce the amount of garbage being discharged into the sea from ships. MARPOL Annex V generally prohibits the discharge of all garbage into the sea, except as provided. Under MARPOL Annex V, garbage includes all kinds of food, domestic and operational waste, all plastics, cargo residues, incinerator ashes, cooking oil, fishing gear, and animal carcasses generated during the normal operation of the ship and liable to be disposed of continuously or periodically. The IMO adopted new guidelines in 2012 under the revised Annex V to MARPOL, which prohibit discharge of garbage into the open sea, with certain exceptions, and require vessels to dispose of garbage at port garbage reception facilities. These guidelines became effective in January 2013. These requirements have not had and we do not expect they will have a material effect on our operations.

Discharges of oily substances, at sea: MARPOL Annex I covers all the fluids which contain oil and can be discharged overboard at sea. The affirmed objective of MARPOL Annex I, which entered into force on 2nd October 1983, is to protect the marine environment through the complete elimination of pollution by oil and other damaging elements and to lessen the chances of accidental discharge of any such elements. We comply with all provisions of MARPOL Annex I and regularly conduct reviews and inspections to ensure such compliance on our vessels.

Discharges of sewage: MARPOL Annex IV contains a set of regulations regarding the discharge of sewage into the sea from ships, including regulations regarding the ships' equipment and systems for the control of sewage discharge, the provision of port reception facilities for sewage, and requirements for survey and certification. We comply with all provisions of MARPOL Annex IV and regularly conduct reviews and inspections to ensure such compliance on our vessels.

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

The Maritime Labour Convention: The International Labour Organization’s Maritime Labour Convention was adopted in 2006 (the “MLC 2006”). The basic aims of the MLC 2006 are to ensure comprehensive worldwide protection of the rights of seafarers (the MLC 2006 is sometimes called the Seafarers’ Bill of Rights) and, to establish a level playing field for countries and ship owners committed to providing decent working and living conditions for seafarers, protecting them from unfair competition on the part of substandard ships. The MLC 2006 was ratified on August 20, 2012, and all our vessels were certified by August 2013, as required. The MLC 2006 requirements have not had, and we do not expect that they will have, a material effect on our operations.

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

Effective December 21, 2015, the U.S. Coast Guard adopted regulations that adjust the limits of liability of responsible parties under OPA 90 and established a procedure for adjusting the limits for inflation every three years. Effective November 12, 2019, those limits were adjusted to the greater of $1,200 per gross ton or $997,100 per non-tank vessel. On December 23, 2022, the U.S. Coast Guard again adjusted those limits to the greater of $1,300 per gross ton or $1,076,000 per non-tank vessel. These latest adjustments took effect on March 23, 2023. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

On November 1, 2022, amendments to MARPOL Annex VI adopted by the IMO came into effect. These “goal” or “performance-based” amendments are both of a technical and an operational nature, and they require ships to improve their energy efficiency with a view to reducing their greenhouse gas emissions, with a particular focus on carbon emissions. The U.S. Coast Guard is working to implement the amended provisions of MARPOL Annex VI, chiefly through proposed rule 1625-AC78, which remains at the proposed rule stage since its original publication in October of 2022. The amended MARPOL provisions and the rules proposed by the U.S. Coast Guard to implement them, in addition to any other new or more stringent air emission regulations which may be adopted could require significant capital expenditures to retrofit vessels and could otherwise increase our investment and operating costs. On May 3, 2023, the U.S. Coast Guard announced that Policy Letter 21-01 and CVC-WI-014(1), which exempted vessels from the engine requirements of MARPOL Annex VI, were to be cancelled on December 31, 2023. As such, starting from January 1, 2024, all new engines installed on ships must comply with MARPOL Annex VI Reg 13 Tier III requirements. All engines installed on our newly acquired vessels comply with these requirements.

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

On October 23, 2023, the China MSA published a circular modifying its monitoring and inspection requirements for vessels listed as being subject to intensified monitoring and inspection. Having entered into effect on December 1, 2023, the circular overrides 2013 rules to expand the kinds of vessels that can be entered into the list, while also authorizing provincial-level MSA offices to enter vessels parallel to the China MSA’s existing authority. The rules as modified no longer distinguish between Chinese and foreign vessels, while conditions have been established to remove a vessel from the list. Currently, The Company has no vessels on the list in question, and it monitors compliance with applicable rules and regulations to avoid any such entry. However, regardless of its efforts, it is still the case that any number of the Company’s vessels could end up being entered into the list, as a result of how the China MSA may choose to amend its rules regarding what vessels may be entered into the list. Such an event would result in heightened monitoring, inspection and compliance costs, as well as associated delays in the vessels’ operations.

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

Inventory of Hazardous Materials

Hong Kong Convention: On May 15, 2009, the IMO adopted the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009 (the “Hong Kong Convention”). The Hong Kong Convention will enter into force two years after it has been ratified by IMO member states states representing at least 40% of the world fleet. The convention was signed by 67 member states of the IMO, and will enter into force on June 26, 2025, following the fulfillment of the ratification criteria by Bangladesh and Liberia in June 26, 2023. One of the key requirements of the Hong Kong Convention will be for ships over 500 gross tonnes operating in international waters to maintain an Inventory of Hazardous Materials (an “IHM”). Only warships, naval auxiliary and governmental, non-commercial vessels are exempt from the requirements of the Hong Kong Convention. The IHM has three parts:

•Part I - hazardous materials inherent in the ship’s structure and fitted equipment;

•Part II - operationally generated wastes; and

•Part III - stores.

Once the Hong Kong Convention has entered into force, each new and existing ship will be required to maintain Part I of IHM. We have established policies to ensure that each of our vessels covered by the Convention will maintain an accurate and up to date IHM. We are working actively with shipyards constructing our newbuilds on order to ensure that the vessels will be properly equipped with an IHM.

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

Coronavirus Outbreak

As of March 2020, the outbreak of Covid-19 was declared a pandemic by the World Health Organization. Covid-19 has resulted in globally reduced industrial activity with lower demand for cargoes such as iron ore and coal, contributing to lower drybulk rates in 2020. The outbreak of Covid-19 in China and other countries in early 2020, led to a number of countries, ports and organizations to take measures against its spread, such as quarantines and restrictions on travel. Such measures were taken initially in Chinese ports, where we conduct a large part of our operations, and gradually expanded to other countries globally covering most ports where we conduct business. Presently, travel restrictions have been eased. If the pandemic continues within 2024 and similar restrictive measures are adopted for its control, delays may be expected in relation to the deliveries of our newbuilds and our newbuild program, which will affect our results of operations and our financial condition.
The extent and duration to which the severity and transmission rate of the various new Covid-19 types, the extent to which vaccines are available to our crew, the effectiveness of the containment actions taken, including travel and cargo restrictions, and the impact of these and other factors on the shipping industry as a whole may not be not possible to ascertain. However, the occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of new Covid-19 types and any new virus wave, could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and our ability to pay dividends.

Disclosure of Activities Pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran. Disclosure is required even where the activities, transactions or dealings are conducted in compliance with applicable law. Provided in this section is information concerning the activities of us and our affiliates that occurred in 2023 and which we believe may be required to be disclosed pursuant to Section 13(r) of the Exchange Act.

In 2023, our vessels did not make any port calls to Iran.

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

C.    Organizational Structure

Safe Bulkers, Inc. is a holding company with 70 subsidiaries, 23 of which are incorporated in Liberia, 46 in the Republic of the Marshall Islands and 1 in the Republic of Cyprus, each as of February 16, 2024. Our subsidiaries are ultimately wholly-owned by us. A list of our subsidiaries as of February 16, 2024 is set forth in Exhibit 8.1 to this annual report.

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

Selected Financial Data

The following table presents selected consolidated financial and other data of Safe Bulkers, Inc. for each of the five years in the five year period ended December 31, 2023. The selected consolidated financial data of Safe Bulkers, Inc. is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with United States (the “U.S.”) generally accepted accounting principles (“U.S. GAAP”).

Our audited consolidated statements of income, shareholders’ equity and cash flows for the years ended December 31, 2021, 2022 and 2023 and the consolidated balance sheets at December 31, 2022 and 2023, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

The historical results included below and elsewhere in this document are not necessarily indicative of our future performance.

	Year Ended December
	2019	2020	2021	2022	2023
	(in thousands of U.S. dollars except share data)
STATEMENT OF OPERATIONS
Revenues	$206,682	$206,035	$343,475	$364,050	$295,393
Commissions	(8,921)	(7,877)	(14,444)	(14,332)	(10,992)
Net revenues	197,761	198,158	329,031	349,718	284,401
Voyage expenses	(13,715)	(41,582)	(9,753)	(9,969)	(21,666)
Vessel operating expenses	(68,569)	(70,086)	(72,049)	(80,211)	(89,201)
Depreciation and amortization	(50,310)	(54,269)	(52,364)	(49,518)	(54,129)
General and administrative expenses
Management fee to related parties	(18,050)	(18,884)	(19,221)	(17,723)	(19,199)
Company administration expenses	(2,589)	(2,618)	(3,277)	(4,079)	(4,564)
Early redelivery (cost)/income, net	(63)	—	7,470	—	—
Other operating costs	(414)	(241)	—	(3,570)	(1,869)
Gain on sale of assets	—	—	11,579	—	10,375
Operating income	44,051	10,478	191,416	184,648	104,148
Interest expense	(26,815)	(21,233)	(14,719)	(17,138)	(24,707)
Other finance costs	(714)	(641)	(798)	(1,353)	(756)
Interest income	1,558	604	69	783	2,497
(Loss)/gain on derivatives	(121)	(1,303)	2,188	8,723	523
Foreign currency (loss)/gain	(76)	916	(910)	(1,101)	(1,873)
Amortization and write-off of deferred finance charges	(1,845)	(1,726)	(2,898)	(2,008)	(2,481)
Net income/(loss)	$16,038	$(12,905)	$174,348	$172,554	$77,351
Earnings/(loss) per share of Common Stock, basic and diluted	$0.04	$(0.25)	$1.44	$1.36	$0.61
Cash dividends declared per share of Common Stock	$—	$—	$—	$0.20	$0.20
~~Cash dividends declared per share of Preferred B Shares~~	$—	$—	$—	$—	$—
Cash dividends declared per share of Preferred C Shares	$2.00	$2.00	$2.00	$2.00	$2.00
Cash dividends declared per share of Preferred D Shares	$2.00	$2.00	$2.00	$2.00	$2.00
Weighted average number of shares of Common Stock outstanding, basic and diluted	101,686,312	102,617,944	113,716,354	120,653,507	113,619,092

	Year Ended December
	2019	2020	2021	2022	2023
	(in thousands of U.S. dollars)
OTHER FINANCIAL DATA
Net cash provided by operating activities	$58,284	$63,376	$217,208	$218,046	$122,207
Net cash (used in)/provided by investing activities	(36,785)	(34,784)	8,554	(229,404)	(151,726)
Net cash provided by/(used in) financing activities	8,540	(9,293)	(225,906)	(40,101)	29,141
Net increase/(decrease) in cash and cash equivalents and restricted cash	30,039	19,299	(144)	(51,459)	(378)

	Year Ended December
	2019	2020	2021	2022	2023
	(in thousands of U.S. dollars)
BALANCE SHEET DATA
Total current assets	135,989	134,734	124,116	157,701	146,721
Total fixed assets	964,000	951,290	952,813	1,077,400	1,181,221
Other non-current assets	14,654	19,605	17,391	10,817	11,874
Total assets	1,114,643	1,105,629	1,094,320	1,245,918	1,339,816
Total current liabilities	86,784	104,715	88,692	91,317	55,733
Long-term debt, net of current portion and of deferred finance charges	536,995	531,883	315,796	370,806	482,391
Total liabilities	624,701	642,770	415,080	474,002	547,305
Mezzanine equity	17,200	18,112	—	—	—
Common stock, $0.001 par value	104	102	122	119	112
Total shareholders’ equity	472,742	444,747	679,240	771,916	792,511
Total liabilities and shareholders’ equity	1,114,643	1,105,629	1,094,320	1,245,918	1,339,816

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
•Fleet utilization on ownership days. We calculate fleet utilization on ownership days by dividing the number of our operating days during a period by the number of our ownership days during that period.This measure demonstrates the percentage of time in the relevant period our vessels generate revenue. During the three years ended December 31, 2023, our average annual fleet utilization on ownership days rate was approximately 96.50%.
•Fleet utilization on available days. We calculate fleet utilization on available days by dividing the number of operating days by the number of our available days during that period. Fleet utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special surveys. During the three years ended December 31, 2023, our average annual fleet utilization on available days rate was approximately 98.60%.
•Time charter equivalent rates. We define time charter equivalent rates (“TCE rates”) as our revenues less commissions and voyage expenses during a period divided by the number of our available days during the period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. The TCE rate is a non-GAAP measure. We believe the TCE rate provides additional meaningful information because it assists our management in making decisions regarding the deployment and use of our vessels. We use TCE to compare period-to-period changes in our performance despite changes in the mix of charter types and management believes that the TCE rate assists investors and our management in evaluating our financial performance. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.

The following table reflects our revenues, commissions, voyage expenses, time charter equivalent revenue, available days and time charter equivalent rate for the periods indicated:

	Year Ended December 31,
	2022	2023
	(in thousands of U.S. dollars except available days and time charter equivalent rate)
Revenues	$364,050	$295,393
Less commissions	14,332	10,992
Less voyage expenses	9,969	21,666
Time charter equivalent revenue	$339,749	$262,735
Available days	14,959	15,847
Time charter equivalent rate	$22,712	$16,579

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

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rates, daily vessel operating expenses, daily vessel operating expenses excluding drydocking and pre-delivery expenses, daily general and administrative expenses and daily management fees for the periods indicated:

	Year ended December 31,
	2022	2023
Ownership days	15,321	16,235
Available days	14,959	15,847
Operating days	14,767	15,664
Fleet utilization on ownership days	96.38%	96.48%
Fleet utilization on available days	98.72%	98.85%
TCE rates	$22,712	$16,579
Daily vessel operating expenses	$5,235	$5,494
Daily vessel operating expenses excluding drydocking and pre-delivery expenses	$4,738	$4,818
Daily general and administrative expenses consisting of:	$1,423	$1,464
(a) Daily management fees	$1,157	$1,183
(b) Daily company administration expenses	$266	$281

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

Revenues are generated from time charters, period and spot, and voyage charters. Revenues from our time charters comprised 98.3%, 100.0% and 100.0%, respectively, of our revenues for the years ended December 31, 2021, 2022 and 2023, from which our period time charters comprised 75.1%, 77.9% and 77.5%, respectively, and our spot time charters comprised 23.2%, 22.1% and 22.5%, respectively, of our revenues for the years ended December 31, 2021, 2022 and 2023. Revenues from voyage charters comprised 1.7% of our total revenues for the year ended December 31, 2021. No voyage charters were performed during the years ended December 31, 2022 and 2023.

Unearned Revenue / Accrued Revenue

Unearned revenue as of December 31, 2023 includes: (i) cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date amounting to $6.7 million and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for variable charter rates amounting to $7.4 million.

Unearned revenue as of December 31, 2022 includes: (i) cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date amounting to $5.3 million and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for variable charter rates amounting to $11.6 million.

Accrued revenue as of December 31, 2023 represents revenue in the amount of $0.6 million earned prior to cash being received in respect of charter agreements that provide for variable charter rates.

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

Voyage Expenses

We charter our vessels primarily through period time charters and spot time charters under which the charterer is responsible for most voyage expenses, such as the cost of bunkers, port expenses, agents’ fees, canal dues, extra war risks insurance and any other expenses related to the cargo. We are responsible for the remaining voyage expenses such as draft surveys, hold cleaning, bunkers during ballast period or for vessel repositioning, courier and other minor miscellaneous expenses related to the voyage. We expect that our voyage expenses will decrease in the future if fewer vessels are employed in the spot market, in which case both vessel repositioning costs and quantity of bunkers consumed under certain time charters for which we receive variable consideration based on charterers consumption, should decrease. We generally do not employ our vessels on voyage charters under which we would be responsible for all voyage expenses.

Vessel Operating Expenses

Vessel operating expenses include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys, tonnage taxes and other minor miscellaneous items. We expect that our vessel operating expenses will slowly increase in the future as our fleet grows. Our crewing costs, which are a significant part of our vessel operating expenses, may increase in the future due to the limited supply and increase in demand for well-qualified crew. Furthermore, we expect that insurance costs, drydocking, maintenance, spare parts and stores costs will increase from the levels achieved in 2023 as our vessels age. A portion of our vessel operating expenses including crew wages paid to our Greek crew members are in currencies other than the U.S. dollar. These expenses may increase or decrease as a result of fluctuation of the U.S. dollar against these currencies.

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

As of December 31, 2022 and 2023, we capitalized interest amounting to $513 thousand and $2,578 thousand, respectively.

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

Results of Operations

Year ended December 31, 2023 compared to year ended December 31, 2022

During the year ended December 31, 2023, we had an average of 44.5 drybulk vessels in our fleet. During the year ended December 31, 2022, we had an average of 42.0 drybulk vessels in our fleet.

During the year ended December 31, 2023, we acquired the newbuild Post Panamax vessels Climate Ethics and Climate Justice and the newbuild Kamsarmax vessels Pedhoulas Trader, Morphou and Rizokarpaso and sold the second-hand Panamax vessels Katerina, build 2004 and Efrossini, build 2012 and the second-hand Kamsarmax vessel Pedhoulas Trader, build 2006.

During the year ended December 31, 2022, we acquired the newbuild Post Panamax vessel Climate Respect and the newbuild Kamsarmax vessel Vassos and the second-hand Capesize vessels Maria, Aghia Sofia and Michalis H.

Revenues

Revenues decreased by 18.9%, or $68.7 million, to $295.4 million during the year ended December 31, 2023 from $364.1 million during the year ended December 31, 2022, mainly due to the lower market rates.

Commissions

Commissions to unaffiliated ship brokers, other brokers associated with our charterers and our charterers during the year ended December 31, 2023 amounted to $11.0 million, a decrease of $3.3 million, or 23.1%, compared to $14.3 million during the year ended December 31, 2022. Commissions as a percentage of revenues decreased to 3.7% of revenues during the year ended December 31, 2023 compared to 3.9% of revenues for the year ended December 31, 2022.

Voyage expenses

During the year ended December 31, 2023, we recorded voyage expenses of $21.7 million, compared to $10.0 million during the year ended December 31, 2022, a 117.0% increase mainly due to increased quantity of bunkers consumed under certain time charters for which the Company receives variable consideration based on charterers consumption and the hire expense relating to the chartered-in vessel MV Arethousa.

Vessel operating expenses

Vessel operating expenses increased by 11.2% to $89.2 million during the year ended December 31, 2023 from $80.2 million during the year ended December 31, 2022. Ownership days in 2023 compared to 2022 increased by 6.0%, to 16,235 days from 15,321. Daily operating expenses increased by 4.9% to $5,494 during the year ended December 31, 2023 from $5,235 during the year ended December 31, 2022.

Vessel operating expenses increased as a net result of the following:

(i) the increase in crew wages, repatriation and related crew costs expenses by 3.7% to $39.5 million in 2023, compared to $38.1 million in 2022, due to increased ownership days;

(ii) the increase in cost of spares, stores and provisions by 12.7% to $18.7 million in 2023 compared to $16.6 million in 2022, primary due to increased transportation and delivery costs that have prevailed in the market during 2023 and increased initial supplies for our newbuild acquired vessels;

(iii) the increase in repairs, maintenance and drydocking costs by 35.5% to $16.4 million in 2023, compared to $12.1 million in 2022, primarily due to the increased dry docking cost of $9.7 million during 2023, compared to $6.7 million for the same period of 2022, as a result of the increased number of drydockings during 2023. During 2023, 13 drydockings were fully completed and two partially completed, compared to 6 drydockings fully and one partially completed during 2022;

(iv) the increase in lubricant costs by 7.8% to $5.5 million in 2023, compared to $5.1 million in 2022, due to increased lubricant unit prices and increased ownership days in 2023 compared to 2022; and

(v) the increase in insurance costs by 12.8% to $5.3 million in 2023, compared to $4.7 million in 2022, due to increased vessels' insured values, reflecting increased insurance premia and increased ownership days in 2023 compared to 2022.

Other factors influencing vessel operating expenses, such as taxes and other miscellaneous expenses, had a minor effect on the increased operating expenses.

The Company expenses drydocking and pre-delivery costs as incurred, which costs may vary from period to period. Vessel operating expenses excluding vessel drydocking and pre-delivery costs increased by 7.7% to $78.2 million in 2023, compared to $72.6 million in 2022, primarily due to increased vessel operating days, crew wages, insurance and lubricant costs. Drydocking expense is related to the number of drydockings in each period and pre-delivery expense is related to the number of vessel deliveries and second-hand acquisitions in each period. Certain other shipping companies may defer and amortize drydocking expense. Daily operating expenses, excluding vessel drydocking and pre-delivery costs, increased by 1.7% to $4,818 during the year ended December 31, 2023 from $4,738 during the year ended December 31, 2022.

Gain on sale of assets

Gain on sale of assets amounted to $10.4 million during the year ended December 31, 2023, compared to zero during the year ended December 31, 2022, as a result of gain on the sale of three of our vessels in 2023.

Depreciation and amortization

Depreciation and amortization expense increased by 9.3% to $54.1 million during the year ended December 31, 2023, compared to $49.5 million during the year ended December 31, 2022, as a result of the increased number of vessels during 2023.

General and administrative expenses

General and administrative expenses increased by 9.2% to $23.8 million during the year ended December 31, 2023, compared to $21.8 million during the year ended December 31, 2022. The increase of $2.0 million is mainly due to the increase by $1.5 million in the management fees charged by our Managers of $19.2 million in 2023 from $17.7 million in 2022. Management fees which are denominated in Euros increased in 2023 compared to 2022 mainly due to the increase of ownership days from 15,321 in 2022 to 16,235 in 2023. Company administration expenses increased by $0.5 million from $4.1 million during 2022 to $4.6 million in 2023.

As a result:

•Daily general and administrative expenses which consist of daily management fees and daily company administration expenses, increased by 2.9% to $1,464 during the year ended December 31, 2023, from $1,423 during the year ended December 31, 2022;
•Daily management fees increased by 2.2% to $1,183 during the year ended December 31, 2023, from $1,157 during the year ended December 31, 2022; and
•Daily company administration expenses increased by 5.6% to $281 during the year ended December 31, 2023, from $266 during the year ended December 31, 2022.

Interest expense

Interest expense increased by 44.4% to $24.7 million during the year ended December 31, 2023, compared to $17.1 million, during the year ended December 31, 2022. This was the combined effect of: i) the increase in the weighted average interest rate of our outstanding indebtedness of 6.034% per annum (“p.a.”) for the year ended December 31, 2023, compared to the weighted average interest rate of our outstanding indebtedness of 3.255% p.a. for the year ended December 31, 2022 reflecting the increasing interest rate environment, and ii) the decrease in average loans outstanding of $445.4 million during the year ended December 31, 2023, compared to the average loans outstanding of $520.8 million during the year ended December 31, 2022. The total principal amount of loans outstanding as of December 31, 2023 was $515.9 million, compared to $422.6 million as of December 31, 2022.

The discussion relating to the year ended December 31, 2022 compared to year ended December 31, 2021, can be found in the Company’s 20-F for the year ended December 31, 2022 filed with the SEC on March 6, 2023, under ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - Year ended December 31, 2022 compared to year ended December 31, 2021.

B. Liquidity and Capital Resources

As of December 31, 2023, we had liquidity of $285.8 million consisting of cash, cash equivalents, bank time deposits and restricted cash of $98.8 million, $131.5 million available under our revolving credit facilities, and up to $55.5 million available under financing agreements. We had an existing fleet of 46 vessels, one of which held for sale, and eight newbuild vessels in our orderbook. Furthermore, we had contracted revenue of approximately $269.6 million, net of commissions, from our non-cancellable spot and period time charter contracts, including contracted revenue linked to the BPI and BCI index, calculated as of December 31, 2023, and excluding the Scrubber benefit, and additional borrowing capacity in relation to eight unencumbered vessels and six newbuilds upon their delivery. Our aggregate remaining contractual obligations as of December 31, 2023 were $943.5 million of which $160.7 million payable in 2024, $351.2 million payable in 2025 and 2026, $298.2 million payable in 2027 and 2028 and $133.4 million payable 2029 onwards. The aggregate remaining contractual obligations consist of:
i) $515.9 million of aggregate debt outstanding of which $27.2 million relates to the current portion of long term debt payable within 2024;
ii) $216.6 million of remaining capital expenditure requirements relating to the purchase consideration of the eight newbuilds, of which $80.0 million payable in 2024;
iii) $78.9 million of payments to our Managers which represent the daily and annual ship management fees, the acquisition fees and the supervision fees, of which $22.4 million payable in 2024;
iv) $131.6 million of interest and bond coupon payments, consisting of estimated interest payments we expect to make with respect to our long-term debt obligations, reflecting an assumed Term SOFR-based applicable interest rate of 5.158% (using the six-month SOFR rate as of December 31, 2023) plus the relevant margin of the applicable credit facility; and
v) $0.5 million of the remaining vessel upgrades and improvements, relating to Scrubber investments, all payable in 2024.

As of February 16, 2024, we had liquidity of $276.6 million consisting of cash, cash equivalents, bank time deposits and restricted cash of $118.1 million and $158.5 million available under the revolving credit facilities. We had an existing fleet of 47 vessels and seven newbuild vessels in our orderbook. Furthermore, we had contracted revenue of approximately $259.8 million, net of commissions, from our non-cancellable spot and period time charter contracts, including contracted revenue linked to the BPI and BCI index, calculated as of February 16, 2024, and excluding the Scrubber benefit, and additional borrowing capacity in relation to eight unencumbered vessels and seven newbuilds upon their delivery. The aggregate remaining capital expenditure requirements for the acquisition of the seven newbuilds, amounted to $206.1 million, of which $41.6 million is payable in 2024, $52.5 million payable in 2025, $84.2 million payable in 2026 and $27.8 million payable in 2027. Further we had $535.0 million of aggregate debt outstanding, of which $28.5 million relates to the current portion of long term debt payable within the remainder of 2024.

Our primary liquidity needs are to fund financing expenses, debt repayment or refinancing, vessel operating expenses, general and administrative expenses, capital expenditures in relation to vessel acquisitions and vessel improvements, redemption of preferred shares, repurchase of common stock and dividend payments to our shareholders. We anticipate that our primary sources of funds will be existing cash and cash equivalents and bank time deposits which as of December 31, 2023 amounted to $87.9 million, cash generated from operations, available amounts under our revolving credit facilities of up to $131.5 million, committed aggregate borrowing capacity of up to $55.5 million and, possibly, other future equity or debt financing.

In our opinion, the contracted cash flow from operations, the committed borrowing capacity and the existing cash and cash equivalents will be sufficient to fund the operations of our fleet and any other present financial requirements of the Company, including our working capital requirements, and our capital expenditure requirements at least through the end of the first quarter of 2025. However, we may seek and refinance our debt which may result in additional indebtedness and/or deferring repayments to later periods, and/or lower interest rates to maintain a strong cash position. Future needs in relation to financing and investing activities may involve equity issuance or refinancing of existing debt and financing of any future fleet replacement and expansion program or fleet upgrades and improvements, in addition to use of our existing cash and operating cash surplus. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial and equity markets and contingencies and uncertainties that are beyond our control. To the extent that market conditions deteriorate, charterers may default or seek to renegotiate charter contracts, and vessel valuations may decrease, resulting in a breach of our debt covenants. In addition, refinancing of our existing debt in the future may be difficult. Our contracted revenues may decrease and we may be required to make additional prepayments under existing loan facilities, resulting in additional financing needs.

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

We paid dividends to our common shareholders each quarter between the date of our initial public offering in June 2008 and the second quarter of 2015. In March 2022, we re-established paying dividends to our common shareholders and have since paid another seven quarterly consecutive dividends of $0.05 per common share, totaling $46.8 million. In February 2024, we declared a cash dividend of $0.05 per share of Common Stock payable on March 19, 2024 to shareholders of record on March 1, 2024.

During 2023, we declared and paid four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $1.6 million, and four quarterly consecutive dividends of $0.50 per share of Series D Preferred Shares, totaling $6.4 million. In January 2024, we declared and paid a dividend of $0.50 per share for each of Series C Preferred Shares, totaling $0.4 million, and of Series D Preferred Shares, totaling $1.6 million.

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

On July 13, 2020, we filed a shelf registration statement to prepare for our ATM Program. On August 7, 2020 we filed a prospectus supplement to commence our ATM Program of up to $23.5 million of our common stock. We entered into a sales agreement with DNB Markets, Inc. (“DNB”) as our sales agent, relating to the shares of our common stock, par value $0.001 per share, offered by this prospectus supplement and the accompanying prospectus. In accordance with the terms of the sales agreement, we might, through our sales agent, offer and sell from time to time shares of our common stock having an aggregate offering price of up to $23.5 million. On May 26, 2021, we entered into a second prospectus supplement in order to upsize our ATM Program offering to $100.0 million. With DNB still engaged as our sales agent, we entered into Amendment No. 1 to the sales agreement to continue our ATM Program. As of December 31, 2021, we had offered to sell and had sold 19,417,280 shares under the ATM program for net proceeds of approximately $71.5 million. We terminated the ATM program in May 2023, having not offered to sell and having not sold any additional shares of common stock under it. Following the termination of our ATM Program in May 2023, the Company does not currently have an active ATM program, however, our board of directors could adopt an ATM Program in the future dependent upon market conditions.

In June 2022, we authorized a program under which we may from time to time purchase up to 5,000,000 shares of our common stock. In March 2023, the Company announced an increase of the June 2022 share repurchase program, authorizing the Company to purchase up to a total of 10,000,000 shares of the Company’s Common Stock. All shares of Common Stock repurchased under the June 2022 and March 2023 share repurchase programs have been canceled. In May 2023 the Company announced a new share repurchase program. In July 2023, the Company terminated the program, having repurchased and canceled 139,891 shares of Common Stock. In November 2023, the Company authorized a share repurchase programs under which we may from time to time purchase up to 5,000,000 shares of common stock. As of February 16, 2024, the Company had not purchased any shares of common stock under the aforementioned program .

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

As of December 31, 2023, and as of December 31, 2022, we did not have any off-balance sheet arrangements.

Cash Flows

Cash and cash equivalents decreased to $48.2 million as of December 31, 2023, compared to $49.2 million as of December 31, 2022. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents were primarily held in U.S. dollars, Euros and Japanese Yen.

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to $122.2 million in 2023 and $218.0 million in 2022, consisting of net income after non-cash items of $126.3 million and $227.1 million respectively plus a decrease in working capital of $4.1 million and decrease of $9.1 million during 2023 and 2022, respectively.

The major drivers of the change of net cash provided by operating activities are the decreased inflows related to net revenues of $65.30 million in 2023 compared to 2022, the increased outflows related to interest expense of $7.6 in 2023 compared to 2022, the increased outflows related to vessel voyage expenses of $11.7 million in 2023 compared to 2022 and the increased outflows related to the operating expenses of $9.0 million in 2023 compared to 2022. The major drivers of the cash outflow of the working capital during 2023 are the increased receivables of $2.3 million compared to 2022, as a result of the increased outstanding bunker settlement from charterers due to increased number of vessels in period time charters, where the bunkers on board the vessels upon delivery are sold to the charterers and the decreased unearned revenue of $2.7 million as a result of the timing of revenue collection, the recognition of straight line revenue for charter parties we entered in prior years, partially offset by the decreased prepaid expenses of $0.8 million as a result of the difference in the timing of payments.

Net Cash Used in Investing Activities

Net cash flows used in investing activities were $151.7 million for the year ended December 31, 2023 compared to cash flows used in investing activities of $229.4 million for the year ended December 31, 2022. The decrease in cash flows used in investing activities of $77.7 million from 2022 is mainly attributable to the following factors: (i) an increase of $13.8 in proceeds from sale of assets during the year ended December 31, 2023 compared to the same period of 2022, (ii) a net decrease of $26.6 million in time deposits during the year ended December 31, 2023, compared to a net increase of $63.1 million during the same period of 2022 and (iii) an increase of $25.8 million in payments for vessel acquisitions, advances for vessels under construction and major improvements during the year ended December 31, 2023 compared to the same period of 2022.

Net Cash (Used in)/Provided by Financing Activities

Net cash flows provided by financing activities were $29.1 million for the year ended December 31, 2023, compared cash flows used in financing activities of $40.1 million for the year ended December 31, 2022. This increase in cash flows provided by financing activities of $69.2 million, compared to the year ended December 31, 2022, is mainly attributable to a decrease of $26.1 million in long term debt principal payments, a decrease of $37.3 in redemption of preferred stock, a decrease of $22.0 in finance lease payments, a decrease of $2.9 in dividend payments and a decrease of $3.6 million in the payment of deferred financing costs compared to the year ended December 31, 2022, offset by a decrease in proceeds from long-term debt by $4.4 million, an increase of $1.1 million in the payment of other financing liability payments and an increase in repurchases of common stock by $17.2 million compared to the year ended December 31, 2022.

The discussion relating to the cash flows for the year ended December 31, 2022 compared to year ended December 31, 2021, can be found in the Company’s 20-F for the year ended December 31, 2022 filed with the SEC on March 6, 2023, under ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - B. Liquidity and Capital Resources.

Credit Facilities

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term debt. We or our subsidiaries have generally entered into financing arrangements in order to finance the acquisition of our vessels, to refinance existing indebtedness and for general corporate purposes. In 2023, (a) one of our subsidiaries entered into a sale and lease back transaction for the respective newbuild vessel that had agreed to acquire that will be consummated upon delivery of the newbuild vessel, whereby it will be sold to a third party and immediately leased back to us under a bareboat charter for ten years with a purchase obligation at the end of the bareboat period and with purchase options at predetermined dates and prices during the period of the bareboat charter. The proceeds from the transaction will be used to finance the delivery installment of the relevant vessel and for general corporate purposes. In view of the purchase obligation at the end of the bareboat charter, we have assessed that the transaction be recorded as financing transaction, (b) two of our subsidiaries entered into and consummated separate sale and lease back transactions for the respective newbuild vessels that were delivered to them, whereby the vessels were sold to separate third parties and immediately leased back to us under a bareboat charter for ten years with a purchase obligation at the end of the bareboat period and with purchase options at predetermined dates and prices during the period of the bareboat charter. The proceeds from the transactions were used to finance the delivery installment of the relevant vessel and for general corporate purposes. In view of the purchase obligation at the end of the bareboat charter, we have assessed that the transactions be financing transactions, (c) one of our subsidiaries consummated a credit facility upon delivery of the newbuild vessel. The proceeds from the transaction were used to finance the delivery installment of the vessel and for general corporate purposes, (d) four of our subsidiaries entered into a reducing revolving credit facility, to be converted at a later stage to a credit facility, which was used to finance the acquisition of two newbuild vessels and for general corporate purposes and (e) seven of our subsidiaries entered into an amendment regarding the credit facility that they are party to, whereby the maturity of the facility was extended by six months and the margin was amended. Following the release of the mortgage on one of the aforementioned seven of our subsidiaries, the remaining six subsidiaries entered into an amendment regarding the credit facility that they are party to, whereby the margin was further amended.

The term of our 18 financing arrangements outstanding as of December 31, 2023, ranged from five to 10 years. They are repaid by monthly or, quarterly principal installments and a balloon payment due on maturity. We generally pay interest at SOFR plus a margin, plus a credit adjustment spread on facilities that had originally been contracted based on LIBOR, except for one facility which is deemed to bear interest at a fixed rate, and five facilities, where a portion of the principal amounts is deemed to bear interest at a fixed rate.

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

Our credit facilities also require certain of our subsidiaries to maintain financial ratios and satisfy financial covenants. Depending on the credit facility, certain of our subsidiaries are subject to financial ratios and covenants requiring that these subsidiaries:

•meet the Minimum Value Covenant of 105%, 112%, 120% or 135%, as the case may be, for credit facilities outstanding;
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

The Minimum Value Covenant, Consolidated Leverage Covenant, EBITDA Covenant, Net Worth Covenant and Control Covenant do not apply to the Pinewood, Shikokuepta, Agros, Kyotofriendo One, Yasudyo, Shimaeight and Shimasix financing agreements. The EBITDA Covenant does not apply to the Monagrouli and Shimafive loan facilities. The Minimum Value Covenant does not apply to the Maxdeka, Shikoku, Shikokutessera, Glovertwo and Maxtessera financing agreements.

As of December 31, 2023, the Company was in compliance with all debt covenants that were in effect with respect to its loan and credit facilities.

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

As of December 31, 2023, the Company was in compliance with all covenants that were in effect with respect to the bond.

During 2023, we received proceeds of $255.2 million under our credit and financing facilities and we repaid $165.2 million of our indebtedness. As of December 31, 2023, we had 18 outstanding financing arrangements and the Bond with a combined outstanding balance of $515.9 million. These debt facilities had maturity dates between 2025 and 2033. During 2024, we are scheduled to repay $27.2 million of our long-term debt outstanding as of December 31, 2023.

For a description of our debt facilities as of December 31, 2023, please see Note 8 of the consolidated financial statements included elsewhere in this annual report.

C. Research and Development, Patents and Licenses

We have not incurred expenditures relating to research and development, patents or licenses for the last three years.

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for drybulk vessel services. During 2019, 2020, 2021, 2022 and 2023, the BDI, remained volatile, reaching an annual low of 595 on February 11, 2019 and a high of 2,518 on September 4, 2019 for 2019, an annual low of 393 on May 14, 2020 and an annual high of 2,097 on October 6, 2020 for 2020, an annual low of 1,303 on February 10, 2021 and an annual high of 5,650 on October 7, 2021, for 2021, an annual low of 965 on August 31, 2022 and an annual high of 3,369 on May 23, 2022, for 2022, an annual low of 530 on February 16, 2023 and an annual high of 3,346 on December 4, 2023, for 2023, and a low of 1,308 on January 17, 2024 and a high of 2,110 on January 5, 2024, thus far in 2024.

Global growth is projected at 3.1% in 2024 and 3.2% in 2025, according to the January 2024 forecast from the International Monetary Fund. The rise in central bank rates to fight inflation continue to weigh on economic activity. Global headline inflation is expected to fall from an estimated 6.8% in 2023 (annual average) to 5.8% in 2024 and 4.4% in 2025, as forecasted in the January 2024 World Economic Outlook of the International Monetary Fund. As of February 16, 2024, the BDI was 1,610, at levels similar to the last quarter of 2023, as a result of the continuing effects of the Russia-Ukraine war, the unrest in the Middle East, and the Chinese New Year, where in the past a seasonal low charter market has been observed.

The charter rates during the first months of 2024 in the drybulk market reflect in part the fact that the decrease in demand for drybulk vessel services as influenced by global financial conditions remain volatile, as a result of the Russia-Ukraine war and the the recent unrest in the Middle East. On the upside, a stronger boost from pent-up demand in numerous economies or a faster fall in inflation are plausible, with positive cross-border dry bulk market spillovers. On the downside, severe real estate considerations in China could hold back the recovery, Russia’s war in Ukraine could escalate, and tighter global financing costs could worsen debt distress, which could affect negatively the dry bulk market. Financial markets could also suddenly reprice in response to adverse inflation news, while further geopolitical fragmentation could hamper economic progress. See also “Item 3. Key Information—D. Risks Inherent in Our Industry and Our Business—The international drybulk shipping industry is cyclical and volatile, having reached historical highs in 2008 and historical lows in 2016. Charter rates improved in 2019 and declined significantly in 2020, due in part to the impact of Covid-19, which resulted in relatively lower charter rates. Charter rates since significantly improved during 2021, 2022 and remained volatile throughout 2023. Cyclicality and volatility may lead to reductions in the charter rates we are able to obtain, in vessel values and in our earnings, results of operations and available cash flow.”
As of February 16, 2024, 29 of our 47 vessels are employed or scheduled to be employed in period time charters with outstanding duration of more than three months, ten of which include daily charter rates linked to the BDI. Additionally, we believe we have structured our capital expenditure requirements, debt commitments and liquidity resources in a way that will provide us with financial flexibility (see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources” for more information).

Our TCE rate for the periods ended December 31, 2021, 2022 and 2023 was $21,752, $22,712 and $16,579 respectively, as a result of our increasing exposure to prevailing spot market conditions. During 2023, Olam International Limited accounted for 10.18% and Cargill International S.A. accounted for 16.69% of our revenues.

During 2023, 16.2% of our revenue was derived from five Capesize class vessels with long period time charters, contracted in previous years with original durations of three to 20 years and with a weighted average TCE rate of $26,471. The remaining 83.8% of our revenue was derived from the employment of our remaining vessels, under spot and period time charters with original durations up to 5 years with a TCE rate of $15,363.

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

As of February 16, 2024, we had a total of 47 vessels in our fleet. As of February 16, 2024, we have contracted 55% of our expected ownership days for the remainder of 2024. Our contracted TCE rate for the remainder of 2024, calculated on the basis of all existing contracts, including contracted revenue linked to the BPI and BCI index calculated as of February 16, 2024, and customary assumptions in relation to voyage expenses, as of February 16, 2024, was $16,818.

Our employment profile as of February 16, 2024, included one period time charter contract, contracted in previous years with original duration of 20 years, with an expected remaining charter duration of 7.7 years and with an expected TCE rate for the remainder of 2024 of $25,342, six period time charter contracts contracted in previous years with original durations of 5 years, with an average expected remaining charter duration of 1.5 years and with an expected TCE rate for the remainder of 2024 of $11,734, four period time charter contracts contracted in 2021 and 2022 with original durations of three years, with an average expected remaining charter duration of 1.7 years and with an expected TCE rate for the remainder of 2024 of $23,232 and 36 spot and period time charters with an expected average remaining charter duration of 4.7 months, and an expected TCE rate of $16,563. Vessels whose charters expire or are early redelivered or terminated within 2024 will be chartered at prevailing charter market conditions, which may substantially influence our revenues, the valuation of our vessels, our results of operations and our dividend distributions.

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

Impairment of Vessels, net

The Company’s fixed assets comprise its owned vessels.

The Company reviews for impairment its vessels held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of our vessel is less than its carrying amount, we are required to evaluate the vessel for an impairment loss. Measurement of the impairment loss is based on the fair value of the vessel.

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

Our impairment test as of December 31, 2023, on our vessels held and used, which also involved sensitivity tests on the future time charter rates, (which is the input that is most sensitive to variations), allowing for variances of up to 7.2%, depending on the vessel type on time charter rates from our base scenario, indicated no impairment on any of our vessels. As of February 16, 2024, our contracted TCE rate for the remainder of 2024, calculated on the basis of all existing contracts and customary assumptions in relation to voyage expenses, was $16,818, as compared to the TCE for 2021, 2022 and 2023 of $21,752, $22,712 and $16,579, respectively. The ten-year average historic rate we have used is lower than the 3, 5 and 15 year historical averages.

Our analysis for the year ended December 31, 2022, on our vessels held and used, which also involved sensitivity tests on the future time charter rates, (which is the input that is most sensitive to variations), allowing for variances of up to 16.2%, with the exception of one vessel allowing for variances of up to 1.4%, depending on the vessel type on time charter rates from our base scenario, indicated no impairment on any of our vessels that were held and used.

Our comparison of the actual 2023 net receipts to the forecasted net receipts used in the impairment test performed for the year ended December 31, 2022 indicated a favorable variance of 12.2%, between actual net receipts during 2023 and net receipts forecast by the Company for the same period. Our comparison of the actual 2022 net receipts to the forecast net receipts used in the impairment test performed for the year ended December 31, 2021 indicated a favorable variance of 6.6%, between actual net receipts during 2022 and net receipts forecast by the Company for the same period.

To assist investors in evaluating the possible impact on future results of operations, the following table shows the effect on the Company’s impairment analysis of using the 3-year, 5-year and 15-year historical average daily rates as of December 31, 2023, as opposed to using the 10-year historical average daily rates.

	10-Year	3-Year	Impairment Charge	5-Year	Impairment Charge	15-Year	Impairment Charge
	Historical Average Daily Rates	Historical Average Daily Rates	(in USD million)	Historical Average Daily Rates	(in USD million)	Historical Average Daily Rates	(in USD million)
Panamax Class Vessels	$12,775	$18,618	—	$15,652	—	$13,672	—
Kamsarmax Class Vessels	$13,541	$19,735	—	$16,592	—	$14,492	—
Post Panamax Class Vessels	$14,308	$20,853	—	$17,531	—	$15,313	—
Capesize Class Vessels	$16,111	$19,900	—	$17,974	—	$18,257	—
Total			—		—		—

The Company assesses the assumptions used for performing its impairment analysis, and considers the appropriate duration of historical average charter rates to be used.

While the Company intends to continue to hold and operate its vessels as of December 31, 2023, to assist investors in evaluating the possible impact on future results of operations, the following table shows the number of vessels whose estimated basic market value, exceeded their carrying value and their aggregate carrying value in each case, as of December 31, 2022 and December 31, 2023, respectively. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. Our estimate of basic market values is determined based on valuations received from third-party independent ship brokers, approved by our banks, who determine the fair value based on recent vessel sales and purchase activity which take into account relevant sales and negotiations in progress, newbuilding prices, demolition prices, rates and trends in relevant sectors, vessel specifications and yards. The carrying value of each of our vessel's does not necessarily represent its fair market value or the amount that could be obtained if the vessel was sold. The Company’s estimates of basic market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind. In addition, because vessel market values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record impairment for any of its vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying value is not recoverable.

	As of December 31, 2022			As of December 31, 2023
	Number of vessels		Aggregate Carrying Value	Number of vessels		Aggregate Carrying Value
			($ US Million)			($ US Million)
Vessels whose fair market value was below their carrying value	10	(1)	320.6	8	(2)	251.1
Vessels whose fair market value, exceeded their carrying value	33		680.5	37		840.4
Total Vessels	43		1,001.1	45		1,091.5

(1)As of December 31, 2022, the aggregate carrying value of these 10 vessels was $56.4 million more than their fair market value, based on broker quotes.
(2)As of December 31, 2023, the aggregate carrying value of these 8 vessels was $51.9 million more than their fair market value, based on broker quotes.

The decrease in the number of vessels and thus the decrease of $4.5 million in the difference between the fair market value and the aggregate carrying value of the vessels whose fair market value was below their carrying value as of December 31, 2023, as compared to December 31, 2022, reflects the seasonality of the drybulk trade.

Recent accounting pronouncements

Refer to Note 2 of the consolidated financial statements included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth, as of February 16, 2024, information regarding our directors and executive officers.

Name	Age	Position
Polys Hajioannou	57	Chief Executive Officer, Chairman of the Board and Class I Director
Dr. Loukas Barmparis	61	President, Secretary and Class II Director
Konstantinos Adamopoulos	61	Chief Financial Officer and Class III Director
Ioannis Foteinos	65	Chief Operating Officer and Class I Director
Marina Hajioannou	24	Class II Director
Kristin H. Holth	67	Class III Director
Christos Megalou	64	Class II Director
Frank Sica	73	Class III Director
Ole Wikborg	68	Class I Director

Certain biographical information about each of these individuals is set forth below. The term of our Class I directors expires in 2024, the term of our Class II directors expires in 2025 and the term of our Class III directors expires in 2026.

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

Konstantinos Adamopoulos is our Chief Financial Officer and has been a member of our board of directors since 2008. Mr. Adamopoulos also serves as the finance manager of Safe Bulkers Management Ltd., which he joined in December 2016. Between 2008 and 2016, he was the finance manager of Safety Management Overseas S.A. Prior to joining us, Mr. Adamopoulos was employed at Credit Agricole CIB, a financial institution, as a senior relationship manager in shipping finance for 14 years. Prior to this, from 1990 to 1993, Mr. Adamopoulos was employed by the National Bank of Greece in London as an account officer for shipping finance and in Athens as deputy head of the export finance department. Prior to this, from 1987 to 1989, Mr. Adamopoulos served as a finance officer in the Greek Air Force. Mr. Adamopoulos holds a Bachelor of Science degree in business administration from the Athens School of Economics and Business Science and an M.B.A. in finance from the Bayes Business School, City, University of London.

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

Marina Hajioannou has been a member of our board of directors since 2023 and is working in chartering and operations for Safe Bulkers Inc. Ms. Hajioannou holds a Bachelor Degree in Fine Arts at Chelsea College of Art and Design, UAL and a certificate in shipping from Hellenic Management Center/ICS. Marina Hajioannou is the daughter of Polys Hajioannou.

Kristin H. Holth has been a member of our board of directors since 2023 and serves as a member of our audit and governance, nominating and compensation committees. Ms. Holth previously served as Executive Vice President and Global Head of Ocean Industries for DNB Bank ASA (“DNB”), Norway’s largest financial services group and a global leading financial institution within the maritime sector. Ms. Holth has significant experience in capital markets and funding, and has held numerous management positions within DNB over the years, including serving as Global Head of Shipping, Offshore & Logistics for four years, and General Manager & Head of DNB Americas for six years. Ms. Holth currently serves on several boards, including Noble Corporation (NYSE: NE), Maersk Tankers, and HitecVision AS. Ms. Holth holds a Bachelor of Business Administration degree in international finance from BI Norwegian Business School.

Christos Megalou has been a member of our board of directors since 2016 and serves as a member of our audit and our corporate governance, nominating and compensation committees. Mr. Megalou has been the Chief Executive Officer of Piraeus Bank SA since 2017. Mr. Megalou has been a Distinguished Fellow of the Global Federation of Competitiveness Councils in Washington, D.C. since 2016. From 2015 to 2016, Mr. Megalou served as senior advisor to Fairfax Financial Holdings. From 2013 to 2015, Mr. Megalou served as the Chief Executive Officer and Chairman of the Executive Board of Eurobank Ergasias SA and was the Deputy Chairman of the Hellenic Bank Association in Greece. From 2010 to 2013, Mr. Megalou served as Chairman of the Hellenic Bankers Association in the U.K. From 1997 to 2013, he was Vice-Chairman of Southern Europe, Co-head of Investment Banking for Southern Europe and Managing Director in the Investment Banking Division of Credit Suisse in London. From 1991 to 1997, he was a Director at Barclays de Zoete Wedd. From 1991 to 1996, he was Deputy Chairman of the British Hellenic Chamber of Commerce. He started his career in 1984 as an auditor in Arthur Andersen in Athens. Mr. Megalou holds a Bachelor of Science degree in economics from the University of Athens and an M.B.A. in finance from Aston University in Birmingham, United Kingdom.

Frank Sica has been a member of our board of directors and of our corporate governance, nominating and compensation committee, and a member and chairman of our audit committee, since 2008. Previously, Mr. Sica has served as a director of CSG Systems International, an account management and billing software company for communication industries and as a director of JetBlue Airways Corporation, a commercial airline, and Kohl’s Corporation, an owner and operator of department stores. Mr. Sica has served as a Partner at Tailwind Capital, a private equity firm, since 2006. From 2004 to 2005, Mr. Sica was a Senior Advisor to Soros Private Funds Management. From 1998 to 2003, Mr. Sica worked at Soros Fund Management where he oversaw the direct real estate and private equity investment activities of Soros. From 1988 to 1998, Mr. Sica was a Managing Director at Morgan Stanley. Mr. Sica holds a bachelor’s degree from Wesleyan University and an M.B.A. from the Tuck School of Business at Dartmouth College.

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

B. Compensation of Directors and Senior Management

Our Managers, pursuant to the terms of the applicable Management Agreements, have historically provided to us our executive officers. For the year ended December 31, 2023, none of the executive officers and senior management were employed directly by us. For a discussion of the fees payable to our Managers, refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements.” Also, we do not have any service contracts with any of our non-executive directors that provide for benefits upon termination of their services.

Non-executive independent directors of the Company are paid an annual fee in the amount of $40,000 plus reimbursement for their out-of-pocket expenses.

In addition, the chairman of the audit committee, Frank Sica, receives the annual equivalent of $60,000 in the form of shares of our Common Stock. Ole Wikborg, Christos Megalou and Kristin Holth receive the annual equivalent of $30,000 in the form of shares of our Common Stock.

No amounts are set aside or accrued by us to provide pension, retirement or similar benefits.

C. Board Practices

Information regarding the period which each director served and the date of expiration of each director’s current term is included in “Item 6A. Directors, Senior Management and Employees—A. Directors and Senior Management.” As of December 31, 2023, we had nine members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than fifteen, by a vote of a majority of the entire board of directors. Each director shall be elected to serve until the third succeeding annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board of directors created by death, resignation, removal (which may only be for cause), or failure of the shareholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. None of our directors is a party to service contracts with us providing for benefits upon termination of employment.

During the fiscal year ended December 31, 2023, the full board of directors held four meetings. Each director attended all of the meetings of committees of which the director was a member in person or electronically. Our board of directors has determined that each of Messrs. Sica, Megalou, Wikborg and Ms. Holth are independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the SEC. Shareholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the chairman of the audit committee, Mr. Frank Sica, or to the chairman of the corporate governance, nominating and compensation committee, Mr. Ole Wikborg, may do so by writing to our Secretary, Dr. Loukas Barmparis, Safe Bulkers, Inc., e-mail: directors@safebulkers.com.

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
•an Audit Committee Charter; and
•an Environmental, Social and Governance Committee Charter.

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

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Ole Wikborg, Christos Megalou, Kristin H. Holth and Frank Sica, as chairman. Our board of directors has determined that Frank Sica qualifies as an audit committee “financial expert,” as such term is defined in Regulation S-K promulgated by the SEC. The audit committee is responsible for:

•the appointment, compensation, retention and oversight of independent auditors and approving any non-audit services performed by such auditor;
•assisting the board of directors in monitoring the integrity of our financial statements, the independent auditors’ qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements;
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

Corporate Governance, Nominating and Compensation Committee

Our corporate governance, nominating and compensation committee consists of Christos Megalou, Frank Sica, Kristin H. Holth and Ole Wikborg, as chairman. The corporate governance, nominating and compensation committee is responsible for:

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
•overseeing the evaluation of the board of directors and management;
•reviewing regularly the board of directors structure, size and composition, taking into account the importance of a diverse composite mix of ethnicities, ages, gender, race, geographic locations, education and professional skills, backgrounds and experience, among other characteristics;
•maintaining a commitment to supporting, valuing and leveraging diversity in the composition of the Board among other qualities that the board of directors believes serve the best interest of the Company and its shareholders; and
•handling such other matters that are specifically delegated to the corporate governance, nominating and compensation committee by the board of directors from time to time.

ESG Committee

Our environmental, social and governance committee consists of six directors, Frank Sica, Ole Wikborg, Christos Megalou, Kristin H. Holth, Dr. Loukas Barmparis and Polys Hajioannou. The president of the Company, Dr. Loukas Barmparis, will lead the management team on ESG matters and report to the ESG Committee. The Committee reviews the Company’s ESG performance and ensures governance oversight by the board of directors focused on ESG strategy and implementation, consistent with the Company’s priorities outlined in our sustainability report. Moreover, the environmental, social and governance committee is responsible for:

•reviewing and supporting the ESG guidelines, strategic targets, policies and objectives which have been developed and recommended by the management team and approved by the board of directors;
•supporting the development of the Company’s overall ESG strategic direction, providing the executive management and the board of directors with ESG insights on significant trends across the ESG agenda;
•reviewing and recommending to the board of directors the approval of an annual ESG report; and
•reviewing the Company’s ESG performance and ensuring governance oversight by the board of directors of the ESG strategy and implementation, based on the adopted reporting framework and relevant key performance indicators.

D. Employees

Our executive officers are provided by our Managers. As of December 31, 2023, our Managers employed approximately 948 people serving on board the vessels in our fleet, and approximately 154 people on shore.

E. Share Ownership

The Common Stock and Preferred Shares beneficially owned by our directors and executive officers and/or companies affiliated with these individuals is included in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below.

Equity Compensation Plans

We have agreed to provide the chairman of the audit committee, Mr. Frank Sica, as part of his remuneration, the annual equivalent of $60,000 in the form of shares of our Common Stock, and our non-executive independent directors, Mr. Ole Wikborg, Mr. Christos Megalou and Ms. Kristin H. Holth, as part of their remuneration, the annual equivalent of $30,000 each, in the form of shares of our Common Stock.

F. Disclosure of Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding Common Stock and Preferred Shares as of February 16, 2024 held by:

•each person or entity that we know beneficially owns 5.0% or more of our Common Stock;
•our officers and directors; and
•all our directors and officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 16, 2024 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership for each stockholder is based on 111,617,369 shares of Common Stock outstanding as of February 16, 2024. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all shareholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Identity of Person or Group	Number of Shares of Common Stock Owned		Percentage of Common Stock		Number of Shares of Series C Preferred Shares		Percentage of Series C Preferred Shares		Number of Shares of Series D Preferred Shares		Percentage of Series D Preferred Shares
5% Beneficial Owners:
Vorini Holdings Inc.(1)	19,426,015		17.40%		—		—%		—		—%
Bellapais Maritime Inc.(1)	5,000,000		4.48%		—		—%		—		—%
Kyperounta Maritime Inc.(1)	5,000,000		4.48%		—		—%		—		—%
Lefkoniko Maritime Inc.(1)	5,000,000		4.48%		—		—%		—		—%
Akamas Maritime Inc.(1)	8,555,412		7.66%		—		—%		—		—%
Chalkoessa Maritime Inc.(1)	5,400,000		4.84%		—		—%		—		—%
Officers and Directors:
Polys Hajioannou (1)	48,381,427		43.35%		—		—%		36,575		1.14%
Dr. Loukas Barmparis		*		*		*		*		*		*
Konstantinos Adamopoulos		*		*		*		*		*		*
Ioannis Foteinos		*		*	—		—%		—		—%
Marina Hajioannou	—		—%		—		—%		—		—%
Kristin H. Holth		*		*	—		—%		—		—%
Frank Sica		*		*		*		*		*		*
Ole Wikborg		*		*	—		—%		—		—%
Christos Megalou		*		*	—		—%		—		—%
All executive officers and directors as a group (9 persons)	49,083,777		43.98%		12,752		1.58%		75,575		2.37%
 * Less than 1%

(1)Controlled by Polys Hajioannou.

In June 2008, we completed a registered public offering of our shares of Common Stock in which the selling stockholder was Vorini Holdings Inc., and our Common Stock began trading on the NYSE. Our major shareholders have the same voting rights as our other shareholders. As of February 16, 2024, we had 16 shareholders of record; three of these shareholders of record were located in the U.S. and held an aggregate 70,251,592 shares of Common Stock, representing approximately 62.94% of our outstanding shares of Common Stock. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which holds 69,888,032 shares of our Common Stock. Accordingly, we believe that the shares held by Cede & Co. include shares of Common Stock beneficially owned by both holders in the U.S. and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control. We are not aware of any significant changes in the percentage ownership held by any major shareholders since our initial public offering.

Polys Hajioannou owns or controls approximately 43.35% of our outstanding Common Stock. He is able to significantly affect the outcome of matters on which our shareholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. Shares of our Common Stock held or controlled by Polys Hajioannou do not have different or unique voting rights.

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

Principal executive office lease

The Company leases office space from a company controlled by Polys Hajioannou, at Apt. D11, Les Acanthes, 6, Avenue des Citronniers, MC98000 Monaco, where our principal executive office is established. The office space lease contract was for a period from February 2014 until February 2023 with an annual lease payment initially agreed in 2014 in the amount of EUR 63,000 equivalent to $67 as of December 31, 2022. In January 2023, the office space lease contract was renewed with an annual lease payment in the amount of EUR 86,400 equivalent to $95 as of December 31, 2023, adjusted annually based on the cost of construction as published in the National Institute of Statistics & Economic Studies of Monaco, plus expenses, and is recorded in “General and administrative expenses” in the Consolidated Statements of Income.

Credit Facilities

During 2022, the Company entered into an agreement with a financial institution for an amount up to $80.0 million secured by seven vessels owned by respective subsidiaries of the Company. At the same time, all credit facilities with this financial institution were refinanced and cancelled, namely a revolving credit facility of the Company signed in 2019 for an original amount of $20.0 million and increased to $30.0 million in 2020, a credit facility signed in 2020 for an original amount up to $20.0 million and increased to $25.0 million in 2022, and another credit facility signed in 2021 for an original amount of up to $70.0 million. During 2023, Eptaprohi, Soffive, Marinouki, Marathassa, Kerasies, Pemer and Lofou agreed with the same financial institution the extension of the tenor by six months, from June 2028 to December 2028, and a change in the margin of the existing credit facility entered into in 2022. One of the independent members of the board of directors of the Company currently serves as the Chief Executive Officer of this financial institution. All above transactions were evaluated and approved by the board of directors of the Company excluding that independent member of the board of directors of the Company.

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

Dividend Policy

During 2021, we declared and paid four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $4.6 million, and four quarterly consecutive dividends of $0.50 per share of Series D Preferred Shares, totaling $6.4 million.

During 2022, we declared and paid four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $2.4 million, and four quarterly consecutive dividends of $0.50 per share of Series D Preferred Shares, totaling $6.4 million.

During 2023, we declared and paid four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $1.6 million, and four quarterly consecutive dividends of $0.50 per share of Series D Preferred Shares, totaling $6.4 million. In January 2024, we declared and paid a quarterly dividend of $0.50 per share, of Series C Preferred Shares, totaling $0.4 million, and of Series D Preferred Shares, totaling $1.6 million.

In March 2022, we re-established paying dividends to our common shareholders. In 2022, we declared and paid four quarterly consecutive dividends of $0.05 per common share, totaling $24.1 million, and in 2023 we declared and paid four quarterly consecutive dividends of $0.05 per common share, totaling $22.7 million. The last time we had previously paid dividend on our shares of common stock was in August 2015. In February 2024, we declared a dividend on the Company's common stock of $0.05 per share, totaling $5.9 million, payable on or about March 19, 2024 to shareholders of record at the close of trading of the Company's common stock on the NYSE on March 1, 2024.

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

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 200,000,000 shares of Common Stock, par value $0.001 per share, of which, as of December 31, 2023 and February 16, 2024, 111,607,828 and 111,617,369 shares were issued and outstanding, respectively, and 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of December 31, 2023 and February 16, 2024, 804,950 shares of Series C Preferred Shares and 3,195,050 shares of Series D

Preferred Shares were issued and outstanding. Of this blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a shareholders rights plan as described below under “—Shareholders Rights Plan.” All of our shares of stock are in registered form.

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

Directors

Under our articles of incorporation and bylaws, our directors are elected by a plurality of the votes cast at each annual meeting of the shareholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting. Our articles of incorporation and bylaws provide for a staggered board of directors whereby directors shall be divided into three classes: Class I, Class II and Class III. The term of our Class I directors expires in 2024, the term of our Class II directors expires in 2025 and the term of our Class III directors expires in 2026. At each annual meeting, individuals elected as directors are elected to hold office until the third succeeding annual meeting.

Pursuant to the provisions of our bylaws, the board of directors may change the number of directors to not less than three, nor more than fifteen, by a vote of a majority of the entire board of directors. Each director shall be elected to serve until the third succeeding annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board of directors created by death, resignation, removal (which may only be for cause), or failure of the shareholders to elect the entire class of directors to be elected at any election of directors or for any other reason may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. The board of directors has the authority to fix the amounts which shall be payable to the non-employee members of our board of directors for attendance at any meeting or for services rendered to us.

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

Preferred Stock

Our articles of incorporation authorize our board of directors, without any further vote or action by our shareholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a shareholder rights plan as described below under “—Shareholders Rights Plan,” and as of December 31, 2023 and February 16, 2024, 804,950 have been designated as Series C Preferred Shares and 3,195,050 have been designated as Series D Preferred Shares, and to determine, with respect to any series of preferred stock established by our board of directors, the terms and rights of that series, including:

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

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock of our shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates. The action must set forth with particularity the stockholder’s efforts to have the board of directors initiate such action or the reason for not making any such effort.

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

Blank Check Preferred Stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a shareholder rights plan as described above under “-Shareholder Rights Plan” and as of December 31, 2023 and February 16, 2024, 804,950 have been designated as Series C Preferred Shares and 3,195,050 have been designated as Series D Preferred Shares. As of the Redemption Date, no shares of Series B Preferred Shares remained outstanding. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

We are subject to a 4% tax imposed without allowance for deductions for such taxable year, as described in "Taxation in the Absence of Exemption", unless we qualify for exemption from tax under Section 883 of the Code, the requirements of which are described in detail below. For our 2022 taxable year, we were exempt from U.S federal tax on our U.S. source gross shipping income.

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

We satisfied the 50% Ownership Test for our 2022 taxable year, and expect that we will be able to satisfy that test going forward.

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

The Closely-Held Rule will not disqualify a foreign corporation, however, if it can establish and substantiate that qualified shareholders own, actually or constructively under specified attribution rules, sufficient shares in the closely-held block of stock to preclude the shares in the closely-held block that are owned by non-qualified 5% Shareholders from representing 50% or more of the value of such class of stock for more than half of the days during the tax year. An analysis of our shareholding in

2022 confirmed that we can satisfy that more than 50% of our shares were held for more than half of the days in the 2022 taxable year by qualified 5% Shareholders in combination with the shares held by less than 5% shareholders.

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

A. Quantitative Information About Market Risk

Interest Rate Risk

We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding, which is based on U.S. dollar SOFR plus, in the case of each credit facility, a specified margin and, for facilities previously based on LIBOR, a credit adjustment spread. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we use derivative financial instruments.

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

During the year ended December 31, 2023 we entered into certain interest rate derivative contracts which were all terminated during the same year for which we received an aggregate payment of $0.33 million. We did not have any interest rate derivative contracts outstanding as of December 31, 2023.

From time to time we may enter into interest rate swap agreements in order to manage future interest costs and the risk associated with changing interest rates. Refer to the table in Note 14 of the consolidated financial statements included elsewhere in this annual report which summarizes the interest rate swaps in place as of December 31, 2023 and December 31, 2022.

The following table sets forth the sensitivity of our existing loans as of December 31, 2023, as to a 100 basis point increase in SOFR, and reflects the additional interest expense.

Year	Amount
2024	$3.4	million
2025	3.1	million
2026	2.7	million
2027	2.0	million
2028	1.7	million

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

Our FFA derivatives do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in earnings. For the year ended December 31, 2022, we incurred net gain on FFAs of $7.1 million whereas for the year ended December 31, 2023, we incurred net loss of $1.7 million. As of December 31, 2022 and 2023 the fair value of our outstanding FFA derivatives was a net asset of $0.8 million and a net liability of $0.2, respectively.

A hypothetical 10.0% immediate and uniform increase in all charter rates from the rates in effect as of December 31, 2023, would have increased our loss and the fair value of our outstanding FFA derivatives by approximately $0.1 million, resulting to FFA derivatives liability of $0.3 million.

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

We used these bunker swaps as an economic hedge to reduce the risk on bunker price differentials. Our bunker swaps do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in earnings. Bunker swaps are treated as assets/liabilities until they are settled. During the years ended December 31, 2022 and 2023, we entered into a number of bunker swaps. For the years ended December 31, 2022 we incurred net losses of $4.5 million whereas for the year ended December 31, 2023, we incurred net gain of $0.1 million. As of December 31, 2022 and 2023, the fair value of our outstanding bunker swaps was a net asset of $0.3 million and a liability of $0.3 million, respectively.

A hypothetical 10.0% immediate and uniform increase in all bunker prices from the prices in effect as of December 31, 2023, would have increased our loss and the fair value of our outstanding bunker swaps by approximately $0.3 million, resulting to bunker swaps derivatives liability of $0.6 million.

Foreign Currency Exchange Risk

We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2023 we incurred approximately 22.0% of our vessel operating expenses in currencies other than the U.S. dollar and the vast majority of our management fees to our Managers in currencies other than the U.S. dollar. The interest on our €100.00 million bond is also payable in EUR. As of December 31, 2023, approximately 32.3% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar and were subject to exchange rate risk, as their value fluctuates with changes in exchange rates.

A hypothetical 10.0% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2023, would have increased our vessel operating expenses by approximately $2.0 million, our management fees to our Managers by approximately $1.9 million, our bond interest by approximately $0.3 million and the fair value of our outstanding accounts payable by approximately $0.3 million.

As of December 31, 2023, the majority of our outstanding contractual obligations to our Managers were denominated in Euros, equivalent to $72.9 million. The USD equivalent of the €100.0 million bond as of December 31, 2023 was $110.4 million. In order to mitigate the risk from exchange rate fluctuations, we have entered into several currency forward agreements in the relation to the redemption of the bond principal for a total of €45.0 million at an average rate of 1.0871 EUR/USD. A hypothetical 10% immediate adverse move in the Euro exchange rate from the rate in effect as of December 31, 2023, would have increased our outstanding contractual obligations to our Managers by approximately $7.3 million and to the bond holders by approximately $7.1 million, taking into account the outstanding forward currency agreements. We may not enter into additional foreign exchange forward agreements in the future in relation to the expenditures denominated in Euros.

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

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2023. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include without limitation controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2023.

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

 In making its assessment of our internal control over financial reporting as of December 31, 2023, management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013 (“COSO”).

 Management concluded that, as of December 31, 2023, our internal control over financial reporting was effective. Deloitte Certified Public Accountants S.A. (“Deloitte”), our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2023 which is reproduced in its entirety in Item 15(c) below.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Safe Bulkers, Inc.
Majuro, Republic of the Marshall Islands

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Safe Bulkers, Inc. and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 29, 2024, expressed an unqualified opinion on those financial statements.

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
February 29, 2024

D. Changes in Internal Control over Financial Reporting

During the period covered by this annual report, we have made no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee consists of four independent directors, Ole Wikborg, Christos Megalou, Kristin H. Holth and Frank Sica, who is the chairman of the committee. Our board of directors has determined that Frank Sica, whose biographical details are included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management,” qualifies as an audit committee “financial expert,” as such term is defined in Regulation S-K promulgated by the SEC.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for all officers and employees of our company, which incorporates a Code of Ethics for directors and a Code of Conduct for corporate officers, a copy of which is posted on our website, and may be viewed at http://www.safebulkers.com/corp_ethics.htm. We will also provide a paper copy of this document free of charge upon written request by our shareholders. shareholders may direct their requests to the attention of Dr. Loukas Barmparis, Secretary, Safe Bulkers, Inc., e-mail: directors@safebulkers.com, telephone: +30 2111 888 400, +357 25 887 200. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2023.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees billed to the Company for the fiscal years ended December 31, 2023 and 2022 by the Company’s principal accounting firm, Deloitte Certified Public Accountants S.A., (PCAOB number 1163), an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, Limited, by the category of service, were as follows:

	2022	2023
	(in thousands)
Audit fees	$370	$420
Audit related fees	$47	$59
Tax fees	$—	$—
All other fees	$—	$—
Total fees	$417	$479

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
Preferred Stock

In March 2022, the Company issued a notice of redemption of 1,492,554 of the outstanding Series C Preferred Shares. The redemption was completed on April 29, 2022, at a redemption price of $25.00 per Series C Preferred Share plus all accumulated and unpaid dividends to, but excluding, the redemption date. Following the redemption, there were 804,950 Series C Preferred Shares outstanding, as of December 31, 2022 and as of December 31, 2023.

Common Stock

In June 2022, the Company implemented a new program for the repurchase of an amount up to 5,000,000 shares of its Common Stock. In March 2023, the Company announced an increase of the June 2022 share repurchase program, authorizing the Company to purchase up to a total of 10,000,000 shares of the Company’s Common Stock. All shares of Common Stock repurchased under the June 2022 and March 2023 share repurchase programs have been canceled. In May 2023, the Company announced a new program for the repurchase of up to 5,000,000 shares of its Common Stock. In July 2023, the Company terminated the program, having repurchased and canceled an amount of 139,891 shares of Common Stock. In November 2023, the Company announced an additional program for the repurchase of up to 5,000,000 shares of its Common Stock. As of February 16, 2024, the Company had not purchased any shares of Common Stock under the aforementioned program.

Purchases under the previously announced repurchase programs were made in the open market and in compliance with applicable laws and regulations.

Details on the shares purchased under such program as of February 16, 2024, are set forth in the table below:

Period	Total Number of Shares of Common Stock Purchased (a)	Average Price Paid per Share of Common Stock	Total Number of Common Shares Purchased as Part of Publicly Announced Plan or Programs
January 2023	—	—	—
February 2023	246,214	3.61	246,214
March 2023	3,178,394	3.56	3,424,608
April 2023	1,544,810	3.63	4,969,418
May 2023	2,193,164	3.57	7,162,582
June 2023	122,496	3.15	7,285,078
July 2023	17,395	3.14	7,302,473
August 2023			—
September 2023			—
October 2023			—
November 2023			—
December 2023			—
Total	7,302,473	3.57	7,302,473
January 2024	—	—	—
February 2024	—	—	—
Total	—	—	—
Total 2023 & 2024	7,302,473	3.57	7,302,473

(a) All purchases were made on the open market in accordance with Rule 10b-18 and Rule 10b5-1 under the Exchange Act.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J.	INSIDER TRADING POLICIES
Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to the Company from the fiscal year ending on December 31, 2024.

ITEM 16K.	CYBERSECURITY

Our organization integrates cybersecurity risk management into our overall risk management strategy. This includes regular risk assessments to identify potential cybersecurity threats and working with external cybersecurity experts. We also oversee cybersecurity risks with third-party service providers. We assess the impact of cybersecurity threats on our business, including our strategic direction, operational performance, and financial stability, using insights from any past cybersecurity incidents.
The governance of cybersecurity risks is overseen by our board of directors, with the audit committee dedicated to this area. This group receives regular updates on cybersecurity matters. Management, including specific roles and the audit committee with cybersecurity expertise, handles the ongoing assessment and management of these risks. Their responsibilities include monitoring cybersecurity threats, managing incidents, and communicating with the board of directors. This approach ensures that we are prepared to identify, assess, and respond to cybersecurity challenges, aligning our risk management with our organizational goals. As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition.

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-36 incorporated herein by reference.

ITEM 19.	EXHIBITS

Exhibit	Description
1.1	First Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 on the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995))
1.2	Articles of Amendment of First Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 99.1 on the Company’s Form 6-K, filed on October 8, 2009)
1.3	First Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.2 on the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995))
2.1	Form of Registration Rights Agreement between Safe Bulkers, Inc. and Vorini Holdings Inc. (Incorporated by reference to Exhibit 4.2 on the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995))
2.2	Shareholders Rights Agreement, dated August 5, 2020, between Safe Bulkers, Inc. and American Stock Transfer & Trust Company (Incorporated by reference to Exhibit 4.1 on the Company’s Form 6-K, filed on August 6, 2021)
2.3	Specimen Share Certificate (Incorporated by reference to Exhibit 4.1 on the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995))
2.4	Statement of Designation of the 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (Par Value $0.01 Per Share) (Incorporated by reference to Exhibit 3.4 on the Company’s Form 8-A12B filed on May 7, 2014)
2.5	Statement of Designation of the 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (Par Value $0.01 Per Share) (Incorporated by reference to Exhibit 3.4 on the Company’s Form 8-A12B filed on June 30, 2014)
2.6	Statement of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock (Incorporated by reference to Exhibit 3.1 on the Company’s Form 6-K, filed on August 6, 2021)
2.7	Description of Securities
4.1	Management Agreement, dated May 29, 2018, between Safety Management Overseas S.A. and Safe Bulkers, Inc.
4.2	Management Agreement, dated May 29, 2018, between Safe Bulkers Management Limited and Safe Bulkers, Inc.
4.3	Second Amended and Restated Restrictive Covenant Agreement, dated August 2, 2017, among Safe Bulkers, Inc., Polys Hajioannou, Vorini Holdings Inc. and Machairiotissa Holdings Inc. (Incorporated by reference to Exhibit 4.3 on the Company’s Form 20-F, filed on March 2, 2018)
4.4	Second Amended and Restated Restrictive Covenant Agreement, dated August 2, 2017, between Safe Bulkers, Inc. and Polys Hajioannou (Incorporated by reference to Exhibit 4.4 on the Company’s Form 20-F, filed on March 2, 2018)
4.5	Amended and Restated Loan Agreement, dated October 3, 2018, by and among Safe Bulkers, Inc., DNB Bank ASA, as Mandated Lead Arranger, DNB Bank ASA, as Agent, DNB Bank ASA, as Swap Provider, and DNB Bank ASA, as Security Agent
4.6	Amended and Restated Loan Agreement, dated March 28, 2019, by and among Safe Bulkers, Inc., DNB Bank ASA, as Mandated Lead Arranger, DNB Bank ASA, as Agent, DNB Bank ASA, as Swap Provider, and DNB Bank ASA, as Security Agent
4.7	At-The-Market Equity Offering Sales Agreement between Safe Bulkers, Inc. and DNB Markets, Inc. (Incorporated by reference to Exhibit 1.1 on the Company’s Form 6-K, filed on August 7, 2020)
4.8	Amendment No. 1 to the At-the-Market Equity Offering Sales Agreement, dated as of May 26, 2021, by and between Safe Bulkers, Inc. and DNB Markets, Inc. (Incorporated by reference to Exhibit 1.1 on the Company’s Form 6-K, filed on May 27, 2021)
4.9	Amended and Restated Loan Agreement, dated September 27, 2021, by and among Safe Bulkers, Inc., DNB Bank ASA, as Mandated Lead Arranger,DNB Bank ASA, as Agent, DNB Bank ASA, as Swap Provider, and DNB Bank ASA, as Security Agent
4.10	Indenture dated February 11, 2022, with respect to Safe Bulkers Participations Plc €100mm bond due 2027 with semi-annual coupon of 2.95% p.a., with Safe Bulkers, Inc. as guarantor
4.11	Restated Restrictive Covenant Agreement dated October 4, 2022among Safe Bulkers, Inc., Polys Hajioannou, Vorini Holdings Inc. and Machairiotissa Holdings Inc.
4.12	Restrictive Covenant Agreement dated October 4, 2022, between Safe Bulkers, Inc. and Polys Hajioannou.
4.13	Amended and Restated Loan Agreement, dated September 27, 2021, by and among Safe Bulkers, Inc., DNB Bank ASA, as Mandated Lead Arranger,DNB Bank ASA, as Agent, DNB Bank ASA, as Swap Provider, and DNB Bank ASA, as Security Agent
4.14	Management Agreement between Safe Bulkers Management Monaco Inc. and Safe Bulkers, Inc. dated April 1 2022
4.15	Amended Management Agreement between Safe Bulkers Management Limited and Safe Bulkers, Inc. dated April 1 2022
4.16	Amended Management Agreement between Safety Management Overseas S.A. and Safe Bulkers, Inc. dated April 1 2022
8.1	List of Subsidiaries
12.1	Certification of principal executive officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended
12.2	Certification of principal financial officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended
13.1	Certification of principal executive officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation
101
The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, formatted in lnline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets as of December 31, 2022 and 2023; (ii) Consolidated Statements of Income for the years ended December 31, 2021, 2022 and 2023; (iii) Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2021, 2022 and 2023; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2022 and 2023; and (v) Notes to Consolidated Financial Statements

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

	By:	/s/ KONSTANTINOS ADAMOPOULOS
February 29, 2024		Name: Konstantinos Adamopoulos
Title: Chief Financial Officer and Director

F-122

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Safe Bulkers, Inc.
Majuro, Republic of the Marshall Islands.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Safe Bulkers Inc. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income, shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

Vessels, net – Future Charter Rates on vessels with impairment indication – Refer to Note 2 of the consolidated financial statements.

Critical Audit Matter Description

The Company’s evaluation of its vessels for impairment involves an initial assessment of each vessel to determine whether events or changes in circumstances exist that may indicate that the carrying amount of the vessel is greater than its fair value and may no longer be recoverable. As at December 31, 2023, 8 out of 45 vessels had impairment indication excluding vessel M/V Pedhoulas Cherry which was classified as held for sale as of December 31, 2023.

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

We identified future charter rates, used in the undiscounted future cash flows analysis of vessels with impairment indication, as a critical audit matter because of the complex judgments made by management to estimate future charter rates and the significant impact they have on undiscounted cash flows expected to be generated over the remaining useful life of the vessel.

This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s future charter rates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future charter rates utilized in the undiscounted future cash flows included the following, among others:

•    We tested the effectiveness of controls over management’s review of the impairment analysis, including the future charter rates used within the undiscounted future cash flows analysis.
•    We evaluated the reasonableness of the Company’s estimate of future charter rates by:

1.    Evaluating the Company’s methodology for estimating the future charter rates by comparing the future charter rates utilized in the future undiscounted net operating cash flows to a) the Company’s historical rates, including the actual scrubber premium earned on the Company’s past charter contracts, b) historical rate information by vessel class published by third parties c) the Company’s budget and d) other external market sources, including analysts’ reports, market reports on spreads on marine fuel (for determination of premium for scrubber fitted vessels) and reports on prospective market outlook.

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

February 29, 2024

We have served as the Company’s auditor since 2007.

SAFE BULKERS, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2022 AND 2023
(In thousands of U.S. Dollars, except for share and per share data)

		December 31,
	Notes	2022	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$49,186	$48,191
Time deposits		64,191	39,731
Accounts receivable		6,475	8,786
Assets held for sale	6	11,980	24,229
Due from Manager	3	22	14
Inventories		17,323	16,652
Derivative assets	14	1,098	8
Accrued revenue	18	662	477
Restricted cash		1,000	2,020
Prepaid expenses and other current assets		5,764	6,613
Total current assets		157,701	146,721
FIXED ASSETS:
Vessels, net	4	1,001,120	1,091,518
Advances for vessels	5	76,280	89,703
Total fixed assets		1,077,400	1,181,221
OTHER NON CURRENT ASSETS:
Deferred financing costs		510	255
Restricted cash		8,900	8,850
Derivative assets	14	1,156	2,669
Accrued revenue	18	225	87
Other non current assets		26	13
Total assets		1,245,918	1,339,816
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	8	43,556	24,781
Liability directly associated with assets held for sale	6	16,930	—
Unearned revenue	18	9,520	10,853
Trade accounts payable		10,487	10,442
Accrued liabilities	15	10,766	8,383
Derivative liabilities	14	—	526
Other financing liability	7	—	748
Due to Manager	3	58	—
Total current liabilities		91,317	55,733
Long-term debt, net	8	370,806	482,391
Unearned revenue	18	7,330	3,248
Derivative liabilities	14	307	—
Other liabilities		4,242	5,933
Total liabilities		474,002	547,305
COMMITMENTS AND CONTINGENCIES	11
SHAREHOLDERS’ EQUITY:
Common stock, $0.001 par value; 200,000,000 authorized, 118,868,317 and 111,607,828 issued and outstanding at December 31, 2022 and 2023, respectively	9	119	112
Preferred stock, $0.01 par value; 20,000,000 authorized, 804,950 and 804,950 Series C Preferred Shares, 3,195,050 and 3,195,050 Series D Preferred Shares, issued and outstanding at December 31, 2022 and 2023, respectively	9	40	40
Additional paid in capital		378,968	352,897
Retained earnings		392,789	439,462
Total shareholders’ equity		771,916	792,511
Total liabilities and shareholders’ equity		1,245,918	1,339,816
            The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. Dollars, except for share and per share data)

	Years Ended December 31,
	Notes	2021	2022	2023
REVENUES:
Revenues	12	$343,475	$364,050	$295,393
Commissions		(14,444)	(14,332)	(10,992)
Net revenues		329,031	349,718	284,401
EXPENSES:
Voyage expenses		(9,753)	(9,969)	(21,666)
Vessel operating expenses	13	(72,049)	(80,211)	(89,201)
Depreciation and amortization	4,7	(52,364)	(49,518)	(54,129)
General and administrative expenses
- Management fee to related parties	3,17	(19,221)	(17,723)	(19,199)
- Company administration expenses	17	(3,277)	(4,079)	(4,564)
Early redelivery income, net	20	7,470	—	—
Other operating expense		—	(3,570)	(1,869)
Gain on sale of assets	19	11,579	—	10,375
Operating income		191,416	184,648	104,148
OTHER (EXPENSE)/INCOME:
Interest expense	8	(14,719)	(17,138)	(24,707)
Other finance cost		(798)	(1,353)	(756)
Interest income		69	783	2,497
Gain on derivatives	14	2,188	8,723	523
Foreign currency loss		(910)	(1,101)	(1,873)
Amortization and write-off of deferred finance charges		(2,898)	(2,008)	(2,481)
Net income		174,348	172,554	77,351
Less preferred dividend attributable to preferred shareholders		11,064	8,978	8,000
Plus mezzanine equity measurement		(271)	—	—
Net income available to common shareholders		163,555	163,576	69,351
Earnings per share in U.S. Dollars, basic and diluted	22	$1.44	$1.36	$0.61
Weighted average number of shares, basic and diluted		113,716,354	120,653,507	113,619,092

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS
OF SHAREHOLDERS’ EQUITY FOR THE YEARS
ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. Dollars)

	Common Stock	Preferred Stock	Additional Paid in Capital	Retained Earnings	Total
Balance as of January 1, 2021	$102	$55	$354,284	$90,306	$444,747
Net income	—	—	—	174,348	174,348
Issuance of common stock	20	—	71,517	—	71,537
Offering expenses of "at-the-market" common stock equity offering	—	—	(719)	—	(719)
Share based compensation	—	—	120	—	120
Mezzanine equity measurement	—	—	—	271	271
Preferred share dividends declared and paid ($2.00 per share of preferred C shares and $2.00 per share of preferred D shares)	—	—	—	(11,064)	(11,064)
Balance at December 31, 2021	$122	$55	$425,202	$253,861	$679,240
Net income	—	—	—	172,554	172,554
Redemption of preferred stock	—	(15)	(37,299)	—	(37,314)
Repurchase and cancellation of common stock	(3)	—	(9,048)	—	(9,051)
Preferred stock redemption expenses	—	—	(7)	—	(7)
Share based compensation	—	—	120	—	120
Common share dividends declared and paid ($0.20 per share of common stock)	—	—	—	(24,142)	(24,142)
Preferred share dividends declared and paid ($2.00 per share of preferred C shares and $2.00 per share of preferred D shares)	—	—	—	(9,484)	(9,484)
Balance at December 31, 2022	$119	$40	$378,968	$392,789	$771,916
Net income	—	—	—	77,351	77,351
Repurchase and cancellation of common stock	(7)	—	(26,215)	—	(26,222)
Share based compensation	—	—	144	—	144
Common share dividends declared and paid ($0.20 per share of common stock)	—	—	—	(22,678)	(22,678)
Preferred share dividends declared and paid ($2.00 per share of preferred C shares and $2.00 per share of preferred D shares)	—	—	—	(8,000)	(8,000)
Balance at December 31, 2023	$112	$40	$352,897	$439,462	$792,511

The accompanying notes are an integral part of these consolidated statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(In thousands of U.S. Dollars)

	December 31,
	2021	2022	2023
Cash Flows from Operating Activities:
Net income	174,348	172,554	77,351
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	52,364	49,518	54,129
Gain on sale of assets	(11,579)	—	(10,375)
Unrealized loss on inventory valuation	—	3,570	1,869
Amortization and write-off of deferred finance charges	2,898	2,008	2,481
Unrealized (gain)/loss on derivatives	(8,438)	4,666	(204)
Unrealized foreign exchange loss/(gain)	794	(5,316)	882
Share based compensation	120	120	144
Change in:
Accounts receivable	(3,198)	1,607	(2,311)
Due from Manager	48	(22)	8
Inventories	3,902	(13,176)	(683)
Accrued revenue	(315)	60	323
Prepaid expenses and other current assets	351	(2,280)	(849)
Due to Manager	51	7	(58)
Trade accounts payable	(3,988)	505	385
Accrued liabilities	(829)	4,669	160
Non current assets & Other liabilities	1,435	1,709	1,704
Unearned revenue	9,244	(2,153)	(2,749)
Net Cash Provided by Operating Activities	217,208	218,046	122,207
Cash Flows from Investing Activities:
Vessel advances	(109,230)	(183,276)	(209,103)
Proceeds from sale of assets	107,084	16,930	30,773
Increase in bank time deposits	(2,310)	(79,817)	(52,870)
Maturity of bank time deposits	13,010	16,759	79,474
Net Cash Provided by/(Used in) Investing Activities	8,554	(229,404)	(151,726)
Cash Flows from Financing Activities:
Proceeds from long-term debt	178,800	259,575	255,200
Principal payments of long-term debt	(434,746)	(191,302)	(165,226)
Dividends paid	(11,198)	(33,626)	(30,678)
Payment of deferred financing costs	(2,425)	(6,405)	(2,846)
Finance lease payments	(9,786)	(21,971)	—
Other Financing liability payments	—	—	(1,087)
Proceeds on issuance of common stock	71,537	—	—
Payment of common stock offering expenses	(381)	—	—
Repurchase of common stock	—	(9,051)	(26,222)
Redemption of preferred stock	(17,707)	(37,314)	—
Payment of preferred stock redemption expenses	—	(7)	—
Net Cash (Used in)/Provided by Financing Activities	(225,906)	(40,101)	29,141
Net decrease in cash, cash equivalents and restricted cash	(144)	(51,459)	(378)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(794)	(709)	353
Cash, cash equivalents and restricted cash at beginning of year	$112,192	$111,254	$59,086
Cash, cash equivalents and restricted cash at end of year	111,254	59,086	59,061
Supplemental cash flow information:
Cash paid for interest (excluding capitalized interest):	13,693	13,670	22,340
Non Cash Investing and Financing Activities:
Unpaid financing fees	1,303	180	103
Unpaid capital expenditures	1,482	3,704	842

Right of use asset recognized	32,107	—	—
Unpaid Lease liability on initial recognition	22,757	—	—
Reconciliation of Cash, Cash Equivalents and Restricted Cash:
Cash and cash equivalents	101,004	49,186	48,191
Restricted cash – Current assets	—	1,000	2,020
Restricted cash – Non current assets	10,250	8,900	8,850
Cash, cash equivalents and restricted cash shown in the statement of cash flows	$111,254	$59,086	$59,061
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

Polys Hajioannou, by virtue of shares owned indirectly through various private entities, owns or controls 43.35% of our outstanding common stock and is the largest shareholder of Safe Bulkers and as a result has significant influence on the outcome of matters on which shareholders are entitled to vote, including the election of the entire board of directors and other significant corporate actions.

Since Safe Bulkers’ initial public offering in 2008, Safe Bulkers has successfully completed five additional public common stock offerings, three preferred stock offerings and an unsecured bond issuance, and it partially completed an “at-the-market” common stock equity offering program (the “ATM Program”) .

As of December 31, 2023, Safe Bulkers held 69 wholly owned companies (which are referred to herein as “Subsidiaries”) which together owned and operated a fleet of 46 drybulk vessels and were scheduled to acquire eight additional newbuild vessels (the “Newbuilds”).

Safe Bulkers and its Subsidiaries are collectively referred to in the notes to the consolidated financial statements as the “Company”.

The Company’s principal business is the ownership and operation of drybulk vessels. The Company’s vessels operate worldwide, carrying drybulk cargo for the world’s largest consumers of marine drybulk transportation services. Safety Management Overseas S.A., a company incorporated under the laws of the Republic of Panama (“Safety Management”), Safe Bulkers Management Limited, a company incorporated under the laws of the Republic of Cyprus (“Safe Bulkers Management”) and together with Safety Management the “Original Managers”, and Safe Bulkers Management Monaco Inc., a company incorporated under the laws of the Republic of the Marshall Islands (“Safe Bulkers Management Monaco” or "New Manager") and together with the Original Managers the “Managers” and either of them “the Manager”, related parties all controlled by Polys Hajioannou, provide technical, commercial and administrative management services to the Company.

The accompanying consolidated financial statements include the operations, assets and liabilities of the Company, and of its Subsidiaries listed below.

Subsidiary	Vessel Name	Type	Built
Marathassa Shipping Corporation (“Marathassa”)(1)	Maritsa	Panamax	January 2005
Napalem Shipping Corporation (“Napalem”)(2)(14)(15)	Paraskevi 2	Panamax	April 2011
Glovertwo Shipping Corporation (“Glovertwo”)(2)	Zoe	Panamax	July 2013
Stalem Shipping Corporation (“Stalem”)(2)(15)	Koulitsa 2	Panamax	February 2013
Shikokutessera Shipping Inc. (“Shikokutessera”)(2)	Kypros Land	Panamax	January 2014
Shikokupente Shipping Inc. (“Shikokupente”)(2)	Kypros Sea	Panamax	March 2014
Gloverfour Shipping Corporation (“Gloverfour”)(2)	Kypros Bravery	Panamax	January 2015
Shikokuokto Shipping Corporation (“Shikokuokto”)(2)	Kypros Sky	Panamax	March 2015
Gloverfive Shipping Corporation (“Gloverfive”)(2)	Kypros Loyalty	Panamax	June 2015
Gloversix Shipping Corporation (“Gloversix”)(2)(13)	Kypros Spirit	Panamax	July 2016
Pemer Shipping Ltd. (“Pemer”)(1)	Pedhoulas Merchant	Kamsarmax	March 2006
Pelea Shipping Ltd. (“Pelea”)(1)	Pedhoulas Leader	Kamsarmax	March 2007
Vassone Shipping Corporation (“Vassone”)(2)	Pedhoulas Commander	Kamsarmax	May 2008
Youngone Shipping Corporation (“Youngone”)(2)(26)	Pedhoulas Cherry	Kamsarmax	July 2015
Youngtwo Shipping Corporation (“Youngtwo”)(2)	Pedhoulas Rose	Kamsarmax	January 2017

Subsidiary	Vessel Name	Type	Built
Pinewood Shipping Corporation (“Pinewood”)(2)(5)	Pedhoulas Cedrus	Kamsarmax	June 2018
Agros Shipping Corporation (“Agros”) (2)	Vassos	Kamsarmax	May 2022
Yasudyo Shipping Corporation (“Yasudyo”)(2)(18)	Pedhoulas Trader	Kamsarmax	September 2023
Shimafive Shipping Corporation (“Shimafive”)(2)(19)	Morphou	Kamsarmax	October 2023
Shimaeight Shipping Corporation (“Shimaeight”)(2)(20)	Rizokarpaso	Kamsarmax	November 2023
Marinouki Shipping Corporation (“Marinouki”)(1)	Marina	Post-Panamax	January 2006
Soffive Shipping Corporation (“Soffive”)(1)	Sophia	Post-Panamax	June 2007
Vasstwo Shipping Corporation (“Vasstwo”)(1)	Xenia	Post-Panamax	August 2006
Eniaprohi Shipping Corporation (“Eniaprohi”)(1)	Eleni	Post-Panamax	November 2008
Eniadefhi Shipping Corporation (“Eniadefhi”)(1)	Martine	Post-Panamax	February 2009
Maxdodeka Shipping Corporation (“Maxdodeka”)(1)	Andreas K	Post-Panamax	September 2009
Pentakomo Shipping Corporation (“Pentakomo”)(2)	Agios Spyridonas	Post-Panamax	January 2010
Maxdekatria Shipping Corporation (“Maxdekatria”)(1)	Panayiota K	Post-Panamax	April 2010
Maxdeka Shipping Corporation (“Maxdeka”)(2)	Venus Heritage	Post-Panamax	December 2010
Shikoku Friendship Shipping Company (“Shikoku”)(2)	Venus History	Post-Panamax	September 2011
Maxenteka Shipping Corporation (“Maxenteka”)(2)	Venus Horizon	Post-Panamax	February 2012
Vaslem Shipping Corporation (“Vaslem”)(2)(15)	Venus Harmony	Post-Panamax	November 2013
Shikokuepta Shipping Inc. (“Shikokuepta”)(2)	Troodos Sun	Post-Panamax	January 2016
Kastrolem Shipping Corporation (“Kastrolem”)(2)(15)	Troodos Air	Post-Panamax	March 2016
Monagrouli Shipping Corporation (“Monagrouli”)(2)	Troodos Oak	Post-Panamax	April 2020
Lofou Shipping Corporation (“Lofou”)(2)	Climate Respect	Post-Panamax	July 2022
Gloverthree Shipping Corporation (“Gloverthree”)(2)(16)	Climate Ethics	Post-Panamax	January 2023
Gloverseven Shipping Corporation (“Gloverseven”)(2)(17)	Climate Justice	Post-Panamax	June 2023
Maxpente Shipping Corporation (“Maxpente”)(1)	Kanaris	Capesize	March 2010
Eptaprohi Shipping Corporation (“Eptaprohi”)(1)	Pelopidas	Capesize	November 2011
Maxtessera Shipping Corporation (“Maxtessera”)(2)	Lake Despina	Capesize	January 2014
Shikokuennia Shipping Corporation (“Shikokuennia”)(2)	Mount Troodos	Capesize	November 2009
Metamou Shipping Corporation (“Metamou”)(2)	Stelios Y	Capesize	March 2012
Armonikos Shipping Corporation (“Armonikos”)(2)	Michalis H	Capesize	March 2012
Kyotofriendo One Shipping Corporation (“Kyotofriendo One”)(2)	Aghia Sofia	Capesize	March 2012
Staloudi Shipping Corporation (“Staloudi”)(1)	Maria	Capesize	January 2014
Shimasix Shipping Corporation (“Shimasix”)(2)(21)	Ammoxostos	Kamsarmax	January 2024
Shimaseven Shipping Corporation (“Shimaseven”)(2)(22)	Kerynia	Kamsarmax	January 2024
Shimanine Shipping Corporation (“Shimanine”)(2)(4)	TBN - H 11115	Kamsarmax	Q2 2025
Shimaten Shipping Corporation (“Shimaten”)(2)(4)	TBN - H 11166	Kamsarmax	Q2 2026
Shimaeleven Shipping Corporation (“Shimaeleven”)(2)(4)(27)	TBN - H 11167	Kamsarmax	Q3 2026
Agonistis Shipping Corporation (“Agonistis”)(2)(4)	TBN - H 1139	Kamsarmax	Q1 2025
Georgos Shipping Corporation (“Georgos”)(2)(4)	TBN - H 1138	Kamsarmax	Q3 2024
Kypriakes Aktes Inc. (“Kypriakes Aktes”)(2)(4)(28)	TBN - H SS386	Kamsarmax	Q4 2026
Kypriakes Grammes Inc. (“Kypriakes Grammes”)(2)(4)(28)	TBN - H SS387	Kamsarmax	Q1 2027
Safe Bulkers Participations Plc. ("Safe Bulkers Participations")(3)	—	—	—
Shikokuexi Shipping Inc. (“Shikokuexi”)(2)	—	—	—

Kyotofriendo Two Shipping Corporation (“Kyotofriendo Two”)(2)(14)	—	—	—
Maxeikosipente Shipping Corporation (“Maxeikosipente”)(1)	—	—	—
Maxeikosiepta Shipping Corporation (“Maxeikosiepta”)(1)(6)	—	—	—
Marindou Shipping Corporation (“Marindou”)(1)(10)	—	—	—
Maxeikosiexi Shipping Corporation (“Maxeikosiexi”)(1)(11)	—	—	—
Avstes Shipping Corporation (“Avstes”)(1)(7)	—	—	—
Maxeikosi Shipping Corporation (“Maxeikosi”)(1)(8)	—	—	—
Maxeikositria Shipping Corporation (“Maxeikositria”)(1)(12)	—	—	—
Maxeikosiena Shipping Corporation (“Maxeikosiena”)(1)(9)	—	—	—
Petra Shipping Ltd. (“Petra”)(1)(23)	—	—	—
Maxeikositessera Shipping Corporation (“Maxeikositessera”)(2)(24)	—	—	—
Kerasies Shipping Corporation (“Kerasies”)(1)(25)	—	—	—

(1)Incorporated under the laws of the Republic of Liberia.
(2)Incorporated under the laws of the Republic of the Marshall Islands.
(3)Safe Bulkers Participations is a wholly owned subsidiary of Safe Bulkers, incorporated under the laws of the Republic of Cyprus and is the holding company of five wholly owned subsidiaries: Vaslem, Napalem, Stalem, Kastrolem and Marilem Shipping Corporation, a company incorporated under the laws of the Republic of Marshall Islands in January 2024. Safe Bulkers Participations has issued and listed an unsecured bond of euro 100 million to the Athens Stock Exchange. See Note 8.
(4)Estimated completion date for newbuild vessels as of December 31, 2023.
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
(13)In February 2024, Gloversix entered into an agreement with Marilem Shipping Corporation, a wholly owned subsidiary of Safe Bulkers Participations, incorporated under the laws of the Republic of Marshall Islands in January 2024, for the sale of the Panamax class vessel Kypros Spirit, built 2016, which is scheduled to be delivered in the first quarter of 2024.
(14)In February 2024, Kyotofriendo Two entered into an agreement with Napalem for the purchase of the Panamax class vessel Paraskevi 2, built 2011, which is scheduled to be delivered in the first quarter of 2024.
(15)Wholly owned subsidiary of Safe Bulkers Participations.
(16)The Company acquired the vessel Climate Ethics in January 2023.
(17)The Company acquired the vessel Climate Justice in June 2023.
(18)The Company acquired the vessel Pedhoulas Trader in September 2023.
(19)The Company acquired the vessel Morphou in October 2023.
(20)The Company acquired the vessel Rizokarpaso in November 2023.
(21)The Company acquired the vessel Ammoxostos in January 2024. See subsequent events Note 23.
(22)The Company acquired the vessel Kerynia in January 2024. See subsequent events Note 23.
(23)The Company owned the Kamsarmax class vessel Pedhoulas Trader, built 2006, which was sold in September 2022 and delivered to her new owners in January 2023.
(24)The Company owned the Panamax class vessel Efrossini, built 2012, which was sold in March 2023 and delivered to her new owners in July 2023.
(25)The Company owned the Panamax class vessel Katerina, built 2004, which was sold in November 2023 and delivered to her new owners in December 2023.
(26)The Company owned the Kamsarmax class vessel Pedhoulas Cherry, built 2015, which was sold in November 2023 and delivered to her new owners in February 2024. See subsequent events Note 23.
(27)In January 2024, the company entered into a contract for the construction and acquisition of a newbuild Kamsarmax class vessel scheduled for delivery in 2026. See subsequent events Note 23.
(28)The company entered into an agreement for the acquisition of a methanol dual fueled Kamsarmax class dry bulk newbuild vessel.

For the years ended December 31, 2021, 2022 and 2023 the following charterers individually accounted for more than 10% of the Company’s revenues as follows:

	December 31,
	2021	2022	2023
Cargill International S.A.	14.62%	17.71%	16.69%
Olam International Limited	—%	—%	10.18%
Viterra B.V. (ex-Glencore Agriculture B.V.)	16.08%	15.81%	—%

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

Other Comprehensive Income: The Company follows the accounting guidance relating to Statement of Comprehensive Income, which requires separate presentation of certain transactions that are recorded directly as components of shareholders’ equity. The Company has no other comprehensive income and accordingly comprehensive income equals net income for the periods presented.

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

Inventories: Inventories consist of bunkers and lubricants owned by the Company remaining on board the vessels at the end of each reporting period, which are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out method. Inventories consist of $11,649 and $11,020 of bunkers and of $5,674 and $5,632 of lubricants as of December 31, 2022 and 2023, respectively.

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

Impairment of Vessels: The Company follows the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related vessels. Various factors including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated voyage and vessel operating costs are included in this analysis. If the carrying value of the related vessel exceeds the undiscounted cash flows, the carrying value is reduced to its estimated fair value and the difference is recorded as an impairment loss in the consolidated statements of income.

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

A lease is classified as a finance lease when the lease meets any of the following criteria at lease commencement a) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term, b) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, c) the lease term is for the major part of the remaining economic life of the underlying asset, d) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset or e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. When none of these criteria is met, the lease is classified as an operating lease.

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

Derivative Instruments: The Company may enter into foreign exchange forward contracts, interest rate derivatives, bunker fuel price derivatives and forward freight contracts to create economic hedges for its exposure to foreign currency movement, interest rates of its loan obligations, bunker fuel consumed by its vessels and freight rates relating to the fluctuation of the vessel charter markets and on certain other obligations. When such derivatives do not qualify for hedge accounting the Company records these financial instruments in the consolidated balance sheet at their fair value as either a derivative asset or a liability, and recognizes the fair value changes thereto in the consolidated statements of income. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) until the hedged item is recognized in the consolidated statements of income. For the years ended December 31, 2021, December 31, 2022 and December 31, 2023, no derivatives were accounted for as accounting hedges.

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

Voyage hire is typically paid partially upon initiation of the voyage and partially upon completion of the performance obligation. During the years ended December 31, 2021, December 31, 2022 and December 31, 2023, there have been three instances in 2021 and no instances in 2022 and 2023, where a vessel was employed under a voyage charter. All voyage charters during the year ended December 31, 2021 ended in the same period.

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

For our 2021, 2022 and 2023 taxable years, we believe we were exempt from U.S federal tax on our U.S. source gross shipping income.

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

Recent Accounting Pronouncements:

Disclosure Improvements: In October 2023, the Financial Accounting Standards Board issued Accounting Standard Update (“ASU”) No. 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative”. The amendments in this Update modify the disclosure or presentation requirements of a variety of Topics in the Codification. Certain of the amendments represent clarifications to or technical corrections of the current requirements. The effective date for each amendment of the ASU 2023-06 will be, for entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the date on which the SEC’s removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. For all other entities, the amendments will be effective two years later. The amendments in ASU 2023-06 should be applied prospectively. The Company evaluated the impact of this ASU on its financial Statements and determined that there is no impact as the disclosure improvements required by the ASU amendments are already required by the SEC's Regulation S-X and Regulation S-K.

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

In accordance with the Management Agreements, the Managers receive:

•Ship Management Fees comprised of a daily ship management fee of €875 per vessel, payable monthly in arrears to the respective Manager and an annual ship management fee of €3,500,000 payable quarterly in arrears to only one of the Managers. For the three years period from May 29, 2018 to May 28, 2021 the annual ship management fee was €3,000,000.
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
Amounts due from/to the Manager under the management agreements were $22 receivable and $58 payable as of December 31, 2022 and $14 receivable and $0 payable as of December 31, 2023.

The Fees charged by our Managers comprised the following:

	Year Ended December 31,
	2021	2022	2023
Ship Management Fees	$19,221	$17,723	$19,199
Supervision Fees	550	1,100	3,575
Commissions	1,689	1,870	2,157

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

During 2023, Eptaprohi, Soffive, Marinouki, Marathassa, Kerasies, Pemer and Lofou agreed with the same financial institution the extension of the tenor by six months, from June 2028 to December 2028, and a change in the margin of the existing credit facility entered into in 2022. One of the independent members of the board of directors of the Company currently serves as the Chief Executive Officer of this financial institution. All above transactions were evaluated and approved by the board of directors of the Company excluding that independent member of the board of directors of the Company.

C. Principal Executive Office Lease

The Company leases office space from a company controlled by Polys Hajioannou, at Apt. D11, Les Acanthes, 6, Avenue des Citronniers, MC98000 Monaco, where our principal executive office is established. The office space lease contract was for a period from February 2014 until February 2023 with an annual lease payment initially agreed in 2014 in the amount of EUR 63,000 equivalent to $67 as of December 31, 2022, adjusted annually based on the cost of construction as published in the National Institute of Statistics & Economic Studies of Monaco, plus expenses, and is recorded in “General and administrative expenses” in the Consolidated Statements of Income. In January 2023, the office space lease contract was renewed with an annual lease payment in the amount of EUR 86,400, equivalent to $95 as of December 31, 2023, adjusted annually based on the cost of construction as published in the National Institute of Statistics & Economic Studies of Monaco, plus expenses, and is recorded in “General and administrative expenses” in the Consolidated Statements of Income.

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

4.    Vessels, Net

Vessels, net are comprised of the following:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2022	$1,267,622	$(403,231)	$864,391
Transfer from Advances for vessels	165,353	—	165,353
Transfer from Right-of-use asset	32,160	(1,523)	30,637
Transfer to Assets held for sale	(26,345)	15,301	(11,044)
Depreciation	—	(48,217)	(48,217)
December 31, 2022	$1,438,790	$(437,670)	$1,001,120
Transfer from Advances for vessels	192,819	—	192,819
Vessels sales	(46,330)	21,846	(24,484)
Transfer to Assets held for sale	(33,674)	9,866	(23,808)
Depreciation	—	(54,129)	(54,129)
December 31, 2023	$1,551,605	$(460,087)	$1,091,518

Transfer from Advances for vessels represents advances paid for vessels under construction and vessels acquisitions which were delivered to the Company, completed vessel improvements in respect of ballast water treatment systems (“BWTS”), sulfur oxide exhaust gas cleaning systems (“Scrubbers”), and vessel environmental upgrades and comprised:

•During the year ended December 31, 2022: Delivery to the Company of the vessels Vassos, Climate Respect, Maria, Aghia Sofia and Michalis H and BWTS and Scrubbers retrofitting and vessel improvements on several vessels; and
•During the year ended December 31, 2023: Delivery to the Company of the vessels Climate Justice, Climate Ethics, Pedhoulas Trader, Morphou and Rizokarpaso and BWTS and Scrubbers retrofitting and vessel improvements on several vessels.

Transfer from Right-of-use asset in the amount of $30,637, represents the advance payments, the initial direct costs paid for the vessel Stelios Y and the present value of the future lease payments due under a bareboat charter amounting to $32,160 net of amortization of $1,523, that were transferred to Vessel cost and Accumulated depreciation, respectively, at the end of the bareboat charter period in November 2022, whereupon ownership of the vessel passed to Metamou, refer to Note 7.

Transfer to Assets held for sale during the year ended December 31, 2023 relates to the vessel Pedhoulas Cherry. Transfer to Assets held for sale during the year ended December 31, 2022 relates to the vessel Pedhoulas Trader. Refer to Note 6.

Vessel sales during the year ended December 31, 2023 represents the carrying value of the vessels Efrossini and Katerina which were sold during the year ended December 31, 2023, taking advantage of the improved market. No vessels were sold during the year ended December 31, 2022.

Consistent with prior practices, we reviewed all our vessels for impairment and none were found to be impaired at December 31, 2022 and December 31, 2023.

As of December 31, 2023, 27 vessels owned by the Company with a carrying value of $603,157 had first priority mortgages registered as security for certain of the Company’s loans and credit facilities, while title of ownership is held by the relevant lender for another 11 vessels with a carrying value of $311,481 to secure the relevant sale and lease back financing transactions. See further Note 8.

5.    Advances for Vessels

Advances for vessels are comprised of the following:

Balance, January 1, 2022	$56,484
Additions for advances, including capitalized expenses and interest	185,149
Transferred to vessel cost (refer to Note 4)	(165,353)
Balance, December 31, 2022	76,280
Additions for advances, including capitalized expenses and interest	206,242
Transferred to vessel cost (refer to Note 4)	(192,819)
Balance, December 31, 2023	$89,703

Advances paid for vessels represent advances paid for vessel acquisitions, vessels under construction and vessel improvements and comprise payments of installments that were due to the respective shipyard or third-party sellers, capitalized interest, certain capitalized expenses and expenditures for major improvements and regulatory compliance. During the years ended December 31, 2022 and December 31, 2023, such payments were made for the following vessels:

•During the year ended December 31, 2022: advances for Vassos, Climate Respect, Climate Ethics, Climate Justice, Hull 1138 and Hull 1139, Maria, Michalis H, Aghia Sofia and BWTS and Scrubbers retrofitting and improvements for several vessels; and
•During the year ended December 31, 2023: advances for Climate Justice, Climate Ethics, Pedhoulas Trader, Morphou, Rizokarpaso, Ammoxostos, Kerynia, Hull 1138, Hull 1139, Hull 11115, Hull 11166, Hull 386 and Hull 387 and BWTS and Scrubbers retrofitting and improvements for several vessels.

6. Assets Held for Sale

Assets held for sale of $24,229 as of December 31, 2023, represent the carrying value of the vessel Pedhoulas Cherry of $23,808 plus $421 being the value of bunkers and lubricants onboard on the same date. A Memorandum of Agreement (“MoA”) was entered into with an unrelated third party on November 27, 2023, for her sale at a price of $26,625, which was consummated in February 2024 on delivery of the vessel to her new buyers. The Company, in the context of its plan to gradually renew its fleet by selling certain of its older vessels, in November 2023, determined to dispose of this vessel and commenced seeking interested buyers. At that time, the Company concluded that the vessel met all the criteria for an asset held for sale classification, and ceased her depreciation. As of December 31, 2023, there were no liabilities directly associated with assets held for sale.

Assets held for sale of $11,980 as of December 31, 2022, represent the carrying value of the vessel Pedhoulas Trader of $11,044 plus $936 being the value of bunkers and lubricants onboard on the same date. A MoA was entered into with an unrelated third party on September 21, 2022, for her sale at a price of $15,900, which was consummated in January 2023 on delivery of the vessel to her new buyers. The Company, in the context of its plan to gradually renew its fleet by selling certain of its older vessels, in September 2022, determined to dispose of this vessel and commenced seeking interested buyers. At that time, the Company concluded that the vessel met all the criteria for an asset held for sale classification, and ceased her depreciation. As of December 31, 2022, the Company had classified as liabilities directly associated with assets held for sale the amount of $16,930, representing the sale proceeds and the value of estimated bunkers and lubricants on board that had been received prior to the delivery of the vessel in January 2023.

7.    Right-of-use asset/Lease Liability and Other financing liability

In March 2023, the Company entered into an agreement to sell MV Efrossini to an unaffiliated third party at a gross sale price of $22,500 and charter her back for a period of ten to fourteen months at a gross daily charter rate of $16,050. The sale was consummated in July 2023, when the vessel was delivered to her new owners, renamed MV Arethousa, and immediately taken back on charter by the Company.

The transaction was assessed according to ASC 842-40 and ASC 606-10 and it was concluded that the transfer of the asset is a sale and that the sale was not at fair value since the net sale price was greater than the fair value of the asset at the time the sale was consummated. The difference between the net sale price and the fair value of MV Efrossini at the time the sale was consummated amounting to $1,800 was recognized as other financing liability, amortized over the period of the lease, at each lease payment date, by an amount equal to the portion of the hire payments allocated to that liability. Furthermore, in accordance with ASC 842-20, as the non cancelling lease term was less than 12 months the Company accounted for the transaction as a short term lease and did not recognize a right-of-use asset or a corresponding lease liability, instead the lease payments are recognized as an operating expense on a straight-line basis over the term of the lease.

Other financing liability of $748 as of December 31, 2023 represents the outstanding balance of the reduction of the sale price plus interest accrued, net of the portion of the hire payments allocated to the financing liability.

In July 2021, Metamou entered into a 12 -month period bareboat charter with the third-party owners of vessel Stelios Y. The charter included an option for Metamou to purchase the vessel at the end of the bareboat charter period, which Metamou exercised. The vessel was delivered to Metamou in November 2021. Pursuant to the charter, Metamou paid to the owners an advance of $9,000 as security for its correct fulfillment, and daily charter hire of $14,500 from lease commencement until the end of the lease period. At the end of the bareboat charter period in November 2022, Metamou paid an additional $18,000, whereupon ownership of the vessel passed to Metamou.

Upon commencement of the bareboat charter the Company recognized a Right-of-use asset representing the advance payments, the initial direct costs paid for the vessel Stelios Y and the present value of the future lease payments due under the bareboat charter and a respective Lease Liability. At the end of the bareboat charter period in November 2022, whereupon ownership of the vessel passed to Metamou, the Right-of-use asset in the amount of $30,637, representing the advance payments, the initial direct costs paid for the vessel Stelios Y and the present value of the future lease payments due under this bareboat charter amounting to $32,160 net of amortization of $1,523, were transferred to Vessel cost and Accumulated depreciation, respectively.

The Company determined that the bareboat charter did not contain an implicit borrowing rate. Therefore, the discount rate that was used for the recognition of this lease was the estimated annual incremental borrowing rate for this type of asset which was estimated at 2.69%. The lease liability expired in November 2022.

The table below presents the components of the Company’s finance lease expense for the years ended December 31, 2022 and 2023:

		December 31,
Description	Location in Consolidated Statement of Income	2022	2023
Finance lease cost:
Amortization of Right-of-use asset	Depreciation and amortization	$1,301	$—
Interest on Lease liability	Interest expense	463	—
Operating lease cost:
Interest on Other financing liability	Interest expense	—	35
Total		$1,764	$35

8.    Long Term Debt

Long term debt is comprised of the following borrowings:

			December 31,
Borrower	Commencement	Maturity	2022	2023
Safe Bulkers	September 2021	September 2026	10,500	10,500
Safe Bulkers	December 2021	December 2026	20,600	20,600
Monagrouli	April 2020	April 2027	19,360	19,360
Pelea - Vasstwo - Eniaprohi - Vassone	December 2018	December 2028	23,750	23,750
Shimafive	October 2023	October 2030	—	25,500
Sub Total Credit facility			74,210	99,710
Safe Bulkers	December 2021	December 2026	—	13,000
Eptaprohi - Soffive - Marinouki - Marathassa - Kerasies - Pemer - Lofou	December 2022	December 2028	15,000	50,000
Pentakomo - Maxdekatria - Gloverthree - Gloverseven	June 2023	June 2031	—	30,000
Sub Total Revolving credit facility			15,000	93,000
Pentakomo	January 2020	January 2023	10,500	—
Maxdekatria	January 2020	January 2023	10,500	—
Shikokuokto	December 2019	September 2023	14,000	—
Gloversix	December 2019	September 2023	14,560	—
Maxdeka	November 2019	August 2025	14,978	12,821
Shikoku	November 2019	August 2025	15,756	13,486
Shikokutessera	November 2019	August 2025	15,384	13,216
Glovertwo	November 2019	August 2025	14,412	12,342
Maxtessera	April 2021	October 2026	24,798	21,401
Kyotofriendo One	September 2022	September 2027	24,690	21,737
Pinewood	February 2021	February 2031	20,695	18,823
Shikokuepta	August 2021	August 2031	21,167	19,167
Agros	May 2022	May 2032	24,943	23,197
Yasudyo	September 2023	September 2033	—	29,051
Shimaeight	November 2023	November 2033	—	27,616
Sub Total Sale and leaseback financing			226,383	212,857
Safe Bulkers Participations	February 2022	February 2027	106,985	110,364
Sub Total Bond			106,985	110,364
Total			422,578	515,931
Current portion of long-term debt			45,722	27,156
Long-term debt			376,856	488,775
Total debt			422,578	515,931
Current portion of deferred financing costs			2,166	2,375
Deferred financing costs non-current			6,050	6,384
Total deferred financing costs			8,216	8,759
Total debt			422,578	515,931
Less: Total deferred financing costs			8,216	8,759
Total debt, net of deferred financing costs			414,362	507,172
Less: Current portion of long-term debt, net of current portion of deferred financing costs			43,556	24,781
Long-term debt, net of deferred financing costs, non-current			370,806	482,391

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

In September 2021, Safe Bulkers amended one of its credit facilities and agreed to a new structure for a credit facility of $60,000 secured by the vessels owned by Eniadefhi, Maxdodeka, Gloverfour, Gloverfive and Youngone, comprising a term loan tranche of $30,000 and a reducing revolving credit facility tranche providing for a drawdown capacity of up to $30,000. The proceeds from the credit facility were used to partially refinance loan facilities with the same financial institution of an outstanding term loan tranche of $71,139 and a revolving credit facility tranche with a drawdown capacity of $7,000, secured by six vessels. Five of those vessels secured the new credit facility, and the vessel owned by Shikokuexi remained debt free. As of December 31, 2023, no amount was outstanding and an amount of $30,000 was available for drawdown under the reducing revolving credit facility tranche. In January 2024, the vessel owned by Youngone was released from the security package and the availability of the revolving credit facility tranche was reduced by $5,000.

In December 2021, Safe Bulkers entered into a credit facility of $100,000 secured by the vessels owned by Youngtwo, Shikokupente, Maxeikositessera, Maxenteka, Maxpente and Shikokuennia, comprising a term loan tranche of $50,000 and a reducing revolving credit facility tranche providing for a drawdown capacity of up to $50,000. The proceeds were used to refinance loan facilities in the amount of $50,000 secured by five of these vessels, and the repurchase of the vessel owned by Youngtwo under a sale and leaseback agreement. In July 2023, the vessel owned by Maxeikositessera was released from the security package, and in September 2023, the vessel owned by Shikokuokto was added to the security package, in both cases without any amendment of either the term loan tranche or the availability of the reducing revolving credit facility tranche. As of December 31, 2023, $13,000 was outstanding and an amount of $37,000 was available for drawdown under the reducing revolving credit facility tranche.

In December 2022, Eptaprohi, Soffive, Marinouki, Marathassa, Kerasies, Pemer and Lofou entered into a revolving reducing credit facility for an amount up to $80,000 secured by the vessels owned by them. At the same time, all credit facilities with this financial institution were refinanced and cancelled, namely the revolving credit facility of the Company that had been signed in 2019 for an original amount of $20,000, the Lofou credit facility signed in 2020 for an original amount up to $20,000, increased to $25,000 in July 2022, and the Eptaprohi, Soffive, Marinouki, Marathassa, Kerasies, Pemer and Petra credit facility and reducing revolving credit facility signed in 2021 for an original amount of up to $70,000. During the year ended December 31, 2023, the maturity of the revolving reducing credit facility was extended from June 2028 to December 2028 and its margin was amended. In December 2023, the vessel owned by Kerasies was released from the security package without any amendment in the availability of the reducing revolving credit facility. As of December 31, 2023, an amount of $50,000 was outstanding and an amount of $30,000 was available for drawdown under the reducing revolving credit facility tranche.

During 2022, Shimafive entered into a credit facility with a financial institution for $25,500, regarding the newbuild vessel Shimafive has agreed to acquire. The credit facility was drawn down in October 2023 upon delivery of the newbuild vessel.

During 2022, Shimaseven entered into a credit facility with a financial institution for $25,500, regarding the newbuild vessel Shimaseven has agreed to acquire. The credit facility was drawn down in January 2024 upon delivery of the newbuild vessel.

In January 2023, Pentakomo, Maxdekatria, Gloverthree,and Gloverseven entered into a credit facility with a financial institution for a reducing revolving credit facility providing for a drawdown capacity of up to $67,500, to be converted to a credit facility in June 2026. The facility was made available in June 2023, upon delivery of the newbuild vessel Gloverseven had agreed to acquire. As of December 31, 2023, an amount of $30,000 was outstanding and an amount of $34,500 was available for drawdown under the reducing revolving credit facility.

B. Sale and Leaseback Financings

Sale and leaseback financing represents financing obtained from concluding an agreement to sell the vessel and then lease her back under a bareboat charter for a pre-determined period with either an obligation or an option to purchase (that is reasonably certain, at inception, will be exercised) the vessel back at the end of the respective charter period or an option to purchase the respective vessel during the charter period at predetermined purchase prices. Transactions which involve a purchase obligation (or a purchase option that is reasonably certain, at inception, that will be exercised) are treated as a failed sale and hence represent merely a financing arrangement. The above table includes eleven such facilities outstanding as of December 31, 2023, whereby the relevant vessels were formerly owned by our respective subsidiaries and ownership will revert back to the Company on settlement of the outstanding amounts. Details of these facilities are as follows:

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

Each of Shikokuokto and Gloversix entered into a sale and leaseback agreement in December 2019, with third party companies, subsidiaries of a financial institution, regarding the respective vessel owned by the relevant subsidiary. The proceeds from each of these agreements were used to fully prepay the amount outstanding under previous credit facilities secured by the respective vessels and for general corporate purposes. Under these agreements, each vessel was sold and leased back on a bareboat charter basis for a period of 8 years, with a purchase obligation at the end of the 8th year. Furthermore, each respective subsidiary holds an option to purchase back its respective vessel after the third year of the bareboat charter, at predetermined purchase prices. In view of the obligation of the subsidiaries to purchase the respective vessels at the end of the bareboat charter, the Company has assessed that these transactions be recorded as financing transactions. In September 2023, both Shikokuokto and Gloversix exercised their respective purchase options, repaid all outstanding amounts under the sale and leaseback agreements and took ownership of the respective vessels.

Each of Pentakomo and Maxdekatria entered into a sale and leaseback agreement in January 2020, with third party companies, subsidiaries of a financial institution, regarding the respective vessel owned by the relevant subsidiary. The proceeds from each of these agreements were used to fully prepay the amount outstanding under previous credit facilities secured by the respective vessels and for general corporate purposes. Under these agreements, each vessel was sold and leased back on a bareboat charter basis for a period of 6 years, with a purchase obligation at the end of the 6th year. Furthermore, each respective subsidiary held an option to purchase back its respective vessel after the third year of the bareboat charter, at predetermined purchase prices. In view of the obligation of the subsidiaries to purchase the respective vessels at the end of the bareboat charter, the Company has assessed that these transactions be recorded as financing transactions. In January 2023, both Pentakomo and Maxdekatria exercised their respective purchase options, repaid all outstanding amounts under the sale and leaseback agreements and took ownership of the respective vessels.

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

Kyotofriendo One entered into a sale and leaseback agreement, with an unrelated third party in 2022, regarding the second-hand vessel Kyotofriendo One acquired during 2022. Under the agreement, the vessel was sold and leased back on a bareboat charter basis for a period of five years, with a purchase obligation at the end of the 5th year. Furthermore, Kyotofriendo One holds an option to purchase back the vessel after the third year of the bareboat charter, at predetermined purchase prices. In view of the obligation of Kyotofriendo One to purchase the vessel at the end of the bareboat charter, the Company has assessed that this transaction be recorded as a financing transaction.

Yasudyo entered into a sale and leaseback agreement in March 2023, with an unrelated third party, regarding the newbuild vessel Yasudyo had agreed to acquire. The transaction was consummated in September 2023 upon delivery of the vessel to Yasudyo. Under the agreement, the vessel was sold and leased back on a bareboat charter basis for a period of 10 years, with a purchase obligation at the end of the 10th year. Furthermore, Yasudyo holds an option to purchase back the vessel after the third year of the bareboat charter, at predetermined purchase prices. In view of the obligation of Yasudyo to purchase the vessel at the end of the bareboat charter, the Company has assessed that this transaction be recorded as a financing transaction.

Shimaeight entered into a sale and leaseback agreement in October 2023, with an unrelated third party, regarding the newbuild vessel Shimaeight had agreed to acquire. The transaction was consummated in November 2023 upon delivery of the vessel to Shimaeight. Under the agreement, the vessel was sold and leased back on a bareboat charter basis for a period of 10 years, with a purchase obligation at the end of the 10th year. Furthermore, Shimaeight holds an option to purchase back the vessel after the third year of the bareboat charter, at predetermined purchase prices. In view of the obligation of Shimaeight to purchase the vessel at the end of the bareboat charter, the Company has assessed that this transaction be recorded as a financing transaction.

Shimasix entered into a sale and leaseback agreement in December 2023, with an unrelated third party, regarding the newbuild vessel Shimasix had agreed to acquire. The transaction was consummated in January 2024 upon delivery of the vessel to Shimasix. Under the agreement, the vessel was sold and leased back on a bareboat charter basis for a period of 10 years, with a purchase obligation at the end of the 10th year. Furthermore, Shimasix holds an option to purchase back the vessel after the third year of the bareboat charter, at predetermined purchase prices. In view of the obligation of Shimasix to purchase the vessel at the end of the bareboat charter, the Company has assessed that this transaction be recorded as a financing transaction.

Our financing facilities bear interest at SOFR plus a margin plus a credit adjustment spread where applicable, except for the Kyotofriendo One sale and leaseback transaction and a portion of each of Shikokutessera, Maxdeka, Shikoku, Glovertwo and Maxtessera sale and leaseback transactions. A portion of each of the Shikokutessera, Maxdeka, Shikoku, Glovertwo and Maxtessera financing facilities are deemed to incur interest at a fixed rate calculated so that the initial facility amount be amortized to maturity down to the purchase option price of each vessel.

Our financing facilities are generally repayable by monthly or quarterly principal installments and a balloon payment due on maturity. The fair value of debt outstanding on December 31, 2023 amounted to $407,595 when valuing the Shikokutessera, Maxdeka, Shikoku, Glovertwo, Maxtessera and Kyotofriendo One loan facilities on the basis of the deemed equivalent fixed rate, as applicable on December 31, 2023, which are considered to be Level 2 items in accordance with the fair value hierarchy.

In addition to the Shimasix and Shimaseven financings noted above, which were both available upon delivery of the respective vessel, as of December 31, 2023, a total amount of $131,500 was available for drawdown under the reducing revolving credit facilities and reducing revolving credit facility tranches.

Our loan and credit facilities were secured as follows:

•First priority mortgages over the vessels owned by the Company or title of ownership for the vessels under sale and lease back finance arrangements;
•First priority assignment of all insurances and earnings of the relevant vessels; and
•Guarantee from Safe Bulkers in respect of facilities entered into by the Subsidiaries.
The financing agreements contain debt covenants including restrictions as to changes in management and ownership of the vessels, entering into certain long-term charters, additional indebtedness and mortgaging of vessels without the respective lender’s prior consent, minimum vessel insurance cover ratio requirements, as well as minimum fair vessel value ratio to outstanding loan principal requirements (the “Minimum Value Covenant”). The Minimum Value Covenant must not fall below 105%, 112%, 120% or 135% as the case may be. The borrowers are permitted to pay dividends to their owners as long as no event of default under the respective loan has occurred or has not been remedied or would occur as a result of the payment of such dividends.
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
The Minimum Value Covenant, Consolidated Leverage Covenant, EBITDA Covenant, Net Worth Covenant and Control Covenant do not apply to the Pinewood, Shikokuepta, Agros, Kyotofriendo One, Yasudyo, Shimaeight and Shimasix financing agreements. The EBITDA Covenant does not apply to the Monagrouli and Shimafive loan facilities. The Minimum Value Covenant does not apply to the Maxdeka, Shikoku, Shikokutessera, Glovertwo and Maxtessera financing agreements.
As of December 31, 2023, the Company was in compliance with all debt covenants in effect, with respect to its financing facilities.
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

The Bond can be called in part (pro rata) or in full by the Issuer on any coupon payment date, after the second anniversary and until six months prior to maturity. If the Bond is redeemed (in part or in full) on i) the 5th and/or 6th coupon payment date, bondholders will receive a premium of 1.5% on the nominal amount of the bond redeemed, ii) the 7th and/or 8th coupon payment date, bondholders will receive a premium of 0.5% on the nominal amount of the bond redeemed; and iii) the 9th coupon payment date, no premium shall be paid for a redemption. In case there is a material change in the tax treatment of the Bond for the Issuer, then the Issuer has the right, at any time, to fully prepay the Bond without paying any premium. The Issuer can exercise the early redemption right in part, one or more times, by prepaying each time a nominal amount of bonds equal to at least €10,000,000, provided that the remaining nominal amount of the bonds after the early redemption is not lower than €50,000,000.

As of December 31, 2023, the outstanding balance of the Bond amounted to $110,364. The fair value of the Bond determined through Level 1 of the fair value hierarchy as at December 31, 2023, amounted to €93,999,000 or $103,741.

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
As of December 31, 2023, the Company was in compliance with all covenants in effect, with respect to the Bond.
The estimated minimum annual principal payments required to be made after December 31, 2023, based on the above credit facilities, sale and leaseback financings and the Bond are as follows:

To December 31,
2024	$27,156
2025	77,459
2026	66,319
2027	162,158
2028	70,951
2029 and thereafter	111,888
Total	$515,931

Total interest incurred on long-term debt for the years ended December 31, 2021, December 31, 2022 and December 31, 2023 amounted to $14,776, $17,651 and $27,285, respectively, which includes interest capitalized of $57, $513 and $2,578 for the years ended December 31, 2021, December 31, 2022 and December 31, 2023, respectively. The average interest rate (including the margin in the case of credit facilities and sale and leaseback financings) for all long-term debt during the years December 31, 2021, December 31, 2022 and December 31, 2023 was 2.642% p.a., 3.255% p.a. and 6.034% p.a., respectively.

9.    Share Capital

As of December 31, 2022 and December 31, 2023, the Company had 200,000,000 shares of authorized common stock of $0.001 par value, of which 118,868,317 and 111,607,828 were issued and outstanding respectively.

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

As of December 31, 2022 and December 31, 2023, the Company had 20,000,000 shares of authorized preferred stock of $0.01 par value, of which 804,950 and 804,950 Series C Cumulative Redeemable Perpetual Preferred Shares (the “Series C Preferred Shares”), respectively, and 3,195,050 and 3,195,050 Series D Cumulative Redeemable Perpetual Preferred Shares (the “Series D Preferred Shares” and, together with the Series C Preferred Shares, the “Preferred Shares”), respectively, were issued and outstanding, respectively. In addition, one million shares have been designated Series A Participating Preferred Stock in connection with our adoption of a shareholder rights plan.

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

Common stock

In August 2020, the Company filed a prospectus supplement with the Securities and Exchange Commission, under which it may offer and sell shares of its common stock from time to time up to aggregate net offering proceeds of $23,500 through an “at-the-market” equity offering program (the “ATM Program”). In May 2021, the Company filed an addendum to the August 2020 prospectus supplement and increased its net offering proceeds to $100,000. The ATM Program was terminated in May 2023, upon when the Company had offered to sell and had sold 19,417,280 shares and had received aggregate net offering proceeds of $71,537 under the ATM Program.

In June 2022, the Company implemented a new program for the repurchase of an amount of up to 5,000,000 shares of its common stock. In March 2023, the Company announced an increase of the June 2022 share repurchase program, authorizing the Company to purchase up to an aggregate of 10,000,000 shares of the Company’s Common Stock. The program was completed in May 2023, and an amount of 10,000,000 shares of common stock was repurchased and canceled pursuant to it.

In May 2023, the Company announced a new program for the repurchase of up to 5,000,000 shares of its Common Stock. In July 2023, the Company terminated the program, having repurchased and canceled an amount of 139,891 shares of common stock.

In November 2023, the Company authorized a program under which it may from time to time purchase up to 5,000,000 shares of its common stock. As of February 16, 2024, the Company had not purchased any shares of common stock under the aforementioned program.

Purchases under all previously announced repurchase programs were made in the open market and in compliance with applicable laws and regulations.

Pursuant to arrangements approved by the Company’s shareholders and the nominating and compensation committee, effective July 1, 2008, in respect of the audit committee chairman and effective January 1, 2010, in respect of the other independent directors of the Company, every quarter the audit committee chairman receives the equivalent of $15 and the other independent directors each receive the equivalent of $7.50, all payable in arrears in the form of newly issued Company common stock as part compensation for services rendered as audit committee chairman and independent directors, respectively. The number of shares to be issued is determined based on the closing price of the Company’s common stock on the last trading day prior to the end of each quarter in which services were provided and the shares are issued as soon as practicable following the end of the quarter. During the years ended December 31, 2021, December 31, 2022 and December 31, 2023, 24,483 shares, 17,448 shares and 18,487 shares, respectively, were issued to the audit committee chairman and 24,482 shares, 17,448 shares and 23,497 shares, respectively, were issued in aggregate to the other independent directors of the Company.

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

In March 2022, the Company issued a notice of redemption of 1,492,554 of the outstanding Series C Preferred Shares. The redemption was completed on April 29, 2022, at a redemption price of $25.00 per Series C Preferred Share in the amount of $37,314 plus all accumulated and unpaid dividends to, but excluding, the redemption date, of $738. Following the redemption, there were 804,950 Series C Preferred Shares outstanding, as of December 31, 2023.

The payment due upon liquidation to holders of any series of the Company’s preferred shares is fixed at the redemption preference of $25.00 per share plus accumulated and unpaid dividends to the date of liquidation. The liquidation price of the Series C Preferred Shares and Series D Preferred Shares as of December 31, 2023 was $20,405 and $80,995, respectively.

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

11.    Commitments and Contingencies

(a) Capital expenditure commitments relating to our vessels and vessels under construction are as follows:

Year Ended December 31,	Due to Shipyards/Sellers	Due to Manager	Other Commitments	Total
2024	$79,984	$1,834	$481	$82,299
2025	50,657	1,544	—	52,201
2026	58,844	1,930	—	60,774
2027	27,098	725	—	27,823
Total	$216,583	$6,033	$481	$223,097

Other commitments represent contracted costs related to the purchase of a Scrubber to be installed on a fleet vessel.

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

12.    Revenues

Revenues are comprised of the following:

	Year Ended December 31
	2021	2022	2023
Time charter revenue	$328,905	$351,006	$290,440
Voyage charter revenue	5,578	—	—
Other income	8,992	13,044	4,953
Total	$343,475	$364,050	$295,393

The Company generates its revenues from time charters or infrequently under voyage contracts.

Time charter agreements may have renewal options for one month to three years. The time charter party generally provides typical warranties regarding the speed and the performance of the vessel as well as some owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws, and carry only lawful and non-hazardous cargo. The Company typically enters into time charters ranging from one month to five years and in isolated cases on longer terms depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject only to the owner protective restrictions discussed above.

Vessels may also be chartered under voyage charters, where a contract is made for the use of a vessel under which the Company is paid freight on the basis of moving cargo from a loading port to a discharge port. A significant portion of the voyage hire is typically paid upon initiation of the voyage and the remainder upon completion of the performance obligation.

During the years ended December 31, 2021, 2022 and 2023, the Company generated revenue from its time charters of $328,905, $351,006 and $290,440, respectively. Scrubber -fitted vessels are able to earn a premium attributable to the use of the scrubbers installed on board the vessels, to reduce the sulfur content of fuels in compliance to legislation effective January 1, 2020. This premium may be fixed as part of the daily charter rate or may vary based on actual consumption, such variable consideration amounted to $13,710, $29,628 and $34,623 and is included in time charter revenue for the years ended December 31, 2021, 2022 and 2023, respectively.

As of December 31, 2023, the time charters under which the Company vessels were employed had remaining term ranging from less than one month to twelve months based on the minimum duration of the contracts, excluding twelve vessels, one of which was employed under a time charter for an original duration of two years, four of which were employed under time charters for an original duration of three years, six of which were employed under time charters for an original duration of five years and one vessel which was on long term time charter for a period of twenty years, with a remaining tenor ranging between one to eight years.

As of December 31, 2023, December 31, 2022 and December 31, 2021 no vessel was employed under a voyage charter. All voyage charters during the year ended December 31, 2021 ended in the same period.

13.    Vessel Operating Expenses

Vessel operating expenses are comprised of the following:

	Year Ended December 31,
	2021	2022	2023
Crew wages and related costs	$36,821	$38,083	$39,473
Insurance	3,601	4,749	5,263
Repairs, maintenance and drydocking costs	8,797	12,148	16,354
Spares, stores and provisions	15,473	16,623	18,738
Lubricants	3,846	5,068	5,479
Taxes	690	674	606
Miscellaneous	2,821	2,866	3,288
Total	$72,049	$80,211	$89,201

14.    Fair Value of Financial Instruments and Derivatives Instruments

Cash and cash equivalents and restricted cash and interest rate, foreign exchange forward contracts, bunker price and freight derivatives are recorded at fair value. The carrying values of the current financial assets and current financial liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair values of the variable interest long-term debt approximate the recorded values, due to their variable interest rates. The fair value of the fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Company believes the terms of its loans are similar to those that could be procured as of December 31, 2023. The fair value of the long-term debt is disclosed in Note 8.

Derivative instruments

Interest rate swaps

The Company from time to time enters into interest rate derivative contracts to manage interest costs and risk associated with changing interest rates with respect to its variable interest loans and credit facilities. During the year ended December 31, 2023 the Company or its Subsidiaries entered into certain interest rate derivative contracts which were all terminated during the same year. As a result there were no interest rate derivative contracts outstanding as of December 31, 2023. There were no interest rate derivative contracts outstanding as of December 31, 2022.

Foreign Exchange Forward Contracts

The Company from time to time may enter into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to capital expenditure obligations, the redemption of the Bond or for trading purposes. Foreign exchange forward contracts are agreements entered into with a bank to exchange, at a specified future date, currencies of different countries at a specific rate. As of December 31, 2023, the Company had five outstanding derivative instruments relating to currency exchange contracts for an aggregate amount of €45,000,000 or $48,917, with maturity in November 2026. As of December 31, 2022, the Company had four outstanding derivative instruments relating to currency exchange contracts for an aggregate amount of €40,000,000 or $43,384, with maturity in November 2026.

Bunker Fuel Contracts

During the years ended December 31, 2022 and December 31, 2023, the Company entered into a certain number of contracts to buy or sell the spread differential between the price per ton of the 0.5% and 3.5% sulfur content fuel with the objective of reducing the risk arising from lower spread differential, which affects the additional revenue from the operation of Scrubbers in scrubber-fitted vessels.

Forward Freight Agreements (“FFA”)

During the years ended December 31, 2022 and December 31, 2023, the Company entered into a certain number of FFA on the Panamax and Capesize index maturing in 2022, 2023 and 2024 with the objective of reducing the risk arising from the volatility in the vessel charter rates.

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

Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains/losses in the consolidated statements of income are shown below:

Derivatives not designated as hedging instruments

		Asset Derivatives Fair Values		Liability Derivatives Fair Values
Type of Contract	Balance sheet location	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Bunker Fuel	Derivative assets/ Current assets	$343	$—	$—	$—
Forward Freight	Derivative assets/ Current assets	755	8	—	—
Foreign Currency	Derivative assets / Non-current assets	1,156	2,669	—	—
Bunker Fuel	Derivative liabilities / Current liabilities	—	—	—	292
Forward Freight	Derivative liabilities / Current liabilities	—	—	—	234
Foreign Currency	Derivative liabilities / Non-current liabilities	—	—	307	—
	Total Derivatives	$2,254	$2,677	$307	$526

	Amount of Gain Recognized on Derivatives Year ended December 31,
	2021	2022	2023
Forward Freight	$(3,227)	$7,066	$(1,681)
Foreign Currency	(99)	862	1,819
Interest Rate Contracts	6,474	5,327	338
Bunker Fuel Contracts	(960)	(4,532)	47
Net Gain Recognized	$2,188	$8,723	$523

The gain or loss is recognized in the consolidated statement of income and is presented in Other (Expense)/Income – Gain/(Loss) on derivatives.

The Company’s interest rate derivative instruments are pay-fixed, receive-variable interest rate swaps based on the USD SOFR swap rate. The fair value of the interest rate swaps is determined using a discounted cash flow approach based on expected forward SOFR swap yield curves and take into account the credit risk of the counterparty financial institutions. SOFR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy. Differences in prices are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy.

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

The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2022 and December 31, 2023.

	Significant Other Observable Inputs (Level 2)
	December 31, 2022	December 31, 2023
Derivative instruments – asset position	$2,254	$2,677
Derivative instruments – liability position	307	526

15.    Accrued Liabilities

Accrued liabilities are comprised of the following:

	December 31,
	2022	2023
Interest on long-term debt	$2,235	$2,910
Vessels’ operating and voyage expenses	7,305	3,413
Commissions	464	512
Interest on derivatives and other finance expenses	635	1,316
General and administrative expenses	127	232
Total	$10,766	$8,383

16.    Future Minimum Time Charter Revenue

The future minimum time charter revenue, net of commissions, based on existing vessels committed to non-cancellable period time charter contracts (including fixture recaps) which includes contracted revenue linked to the BPI and BCI index calculated as of December 31, 2023, is as follows:

December 31,
2024	$134,338
2025	56,648
2026	21,398
2027	10,845
2028	9,252
Thereafter	23,005
Total	$255,486

Revenues from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance. In arriving at the minimum future charter revenues, an estimated off-hire time has been deducted, although such estimate may not be reflective of the actual off-hire in the future.

17.    General and Administrative Expenses

General and administrative expenses include management fees payable to our Managers and costs in relation to the administration of our Company. General and administrative expenses for the years ended December 31, 2021, December 31, 2022 and December 31, 2023 were as follows:

	December 31,
	2021	2022	2023
Management fees – related parties	$19,221	$17,723	$19,199
Professional fees (legal and accounting)	854	1,023	1,070
Directors fees and expenses	759	802	781
Listing fees and expenses	101	181	128
Miscellaneous	1,563	2,073	2,585
Total	$22,498	$21,802	$23,763

18.    Unearned Revenue/Accrued Revenue

Unearned Revenue represents cash received in advance of it being earned, whereas Accrued Revenue represents revenue earned prior to cash being received. Revenue is recognized as earned on a straight-line basis at their average rates when charter agreements provide for varying annual charter rates over their term. Total Unearned Revenue/Accrued Revenue during the periods presented is as follows:

	December 31,
	2022	2023
Unearned Revenue
Cash received in advance of service provided – Current liability	$5,290	$6,682
Deferred revenue resulting from varying charter rates – Current liability	4,230	4,171
Deferred revenue resulting from varying charter rates – Non-Current liability	7,330	3,248
Total Unearned Revenue	$16,850	$14,101
Accrued Revenue
Resulting from varying charter rates – Current asset	662	477
Resulting from varying charter rates – Non-Current asset	225	87
Total Accrued Revenue	$887	$564

19.    Gain on Sale of Assets

Gain on Sale of Assets represents net gains from the sale of seven vessels concluded during the year ended December 31, 2021 and three vessels during the year ended December 31, 2023. No vessels were sold during the year ended December 31, 2022. Summary of the transactions is presented in the table below:

	Years Ended December 31,
	2021	2022	2023
Gain on sale of assets	$11,579	$—	$10,375

Vessel name	Type	Built	Gross sale price	Gain/(Loss)	Delivery to new owners
Paraskevi	Panamax	2003	7,300	(551)	April 2021
Vassos	Panamax	2004	8,650	(1,074)	May 2021
Pedhoulas Builder	Kamsarmax	2012	22,500	(1,775)	June 2021
Pedhoulas Farmer	Kamsarmax	2012	22,000	189	September 2021
Maria	Panamax	2003	12,000	3,843	September 2021
Koulitsa	Panamax	2003	13,600	5,748	November 2021
Pedhoulas Fighter	Kamsarmax	2012	23,700	5,199	November 2021
Total gain in 2021				$11,579

Vessel name	Type	Built	Gross sale price	Gain	Delivery to new owners
Pedhoulas Trader	Kamsarmax	2006	15,900	4,637	January 2023
Efrossini	Panamax	2012	22,500	3,316	July 2023
Katerina	Panamax	2004	10,200	2,422	December 2023
Total gain in 2023				$10,375

20. Early Redelivery Income, net

Early redelivery income of $7,470 for the year ended December 31, 2021 mainly relates to the cash compensation of $7,990 less accrued revenue of $435, received by the Company for the early termination requested by the charterer of the period time charter of the vessel Lake Despina, which was contractually due to expire in January 2024.

21.    Dividends

During 2022, the Company declared and paid four quarterly consecutive dividends of $0.05 per common share totaling $24,142. During 2023, the Company declared and paid four quarterly consecutive dividends of $0.05 per common share totaling $22,678.

During 2021, the Company declared and paid four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $4,595, and four quarterly consecutive dividends of $0.50 per share of Series D Preferred Shares, totaling $6,390. During 2022, the Company declared and paid four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $2,356, and four quarterly consecutive dividends of $0.50 per share of Series D Preferred Shares, totaling $6,390. During 2023, the Company declared and paid four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $1,610, and four quarterly consecutive dividends of $0.50 per share of Series D Preferred Shares, totaling $6,390.

During February 2021, Pinewood delivered a notice of redemption for all issued and outstanding Series A Preferred Shares, recorded as mezzanine equity (the "Mezzanine Equity"). Pinewood declared and paid a final preferred dividend totaling JPY8,395,328.00 equivalent to $79 comprised of a final dividend of JPY83,953.28 per share equivalent to $791.23 per share of Series A Preferred Shares for the period from January 1, 2021 to February 25, 2021.

22.    Earnings Per Share

Diluted earnings per share are the same as basic earnings per share. There are no other potentially dilutive shares. The computation of basic earnings per share is presented as follows:

	December 31,
	2021	2022	2023
Net income	$174,348	$172,554	$77,351
Less preferred dividend attributable to preferred shareholders	11,064	8,978	8,000
(Plus) Mezzanine equity measurement	(271)	—	—
Net income available to common shareholders	$163,555	$163,576	$69,351
Weighted average number of shares, basic and diluted	113,716,354	120,653,507	113,619,092
Earnings per share in U.S. Dollars, basic and diluted	$1.44	$1.36	$0.61

23.    Subsequent Events

(a) Dividend declaration - preferred stock Series C and Series D: In January 2024, the board of directors declared a dividend of $0.50 per share of all classes of preferred shares, totaling $2,000, payable to all shareholders of record as of January 19, 2024, which was paid on January 30, 2024.

(b) Newbuild deliveries: In January 2024, Shimasix took delivery of the newbuild Kamsarmax class Ammoxostos, and Shimaseven took delivery of the newbuild Kamsarmax class Kerynia.

(c) Newbuild acquisition: In January 2024, Shimaeleven entered into a contract for the construction and acquisition of a newbuild Kamsarmax class vessel scheduled for delivery in 2026.

(d) Dividend declaration - common stock: In February 2024, the board of directors declared a dividend of $0.05 per share of common stock, totaling $5,581 payable to all shareholders of record of the Company's common stock at the closing of trading on March 1, 2024 which will be paid on March 19, 2024.

(e) Vessel sale: In February 2024, Youngone delivered the vessel Pedhoulas Cherry to the third-party buyers.

(f) Vessel sale: In February 2024, the Company entered into an agreement for the sale of the vessel Maritsa, a 2005 Japanese-built, Panamax class dry-bulk vessel, at a gross sale price of $12,200. The vessel is scheduled to be delivered to her new owners in April or May 2024.