Form 20-F
period 2024-12-31
SAFE BULKERS, INC.
filed 2025-03-10
CIK 1434754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2024
☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
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
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2024, there were 105,288,996 shares of the registrant’s common stock, 804,950 shares of 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value per share, liquidation preference $25.00 per share, and 3,195,050 shares of 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value per share, liquidation preference $25.00 per share, outstanding.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

All statements in this annual report that are not statements of either historical fact or current facts are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are issuing this cautionary statement in connection therewith. The disclosure and analysis set forth in this annual report includes underlying assumptions, expectations, projections, objectives, goals, intentions and beliefs about future events or performance in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as forward-looking statements. In some cases, predictive, future-tense or forward-looking words such as “believe,” “intend,” “anticipate,” “continue,” “possible,” “hope,” “estimate,” “project,” “predict,” “forecast,” “plan,” “target,” “seek,” “potential,” “may,” “might,” “will,” “likely to,” “view,”“would,” “could,” “should” and “expect” and other similar expressions are intended to identify forward-looking statements, which are statements other than statements of historical facts, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the Securities and Exchange Commission (“SEC”), other information sent to our security holders, and other written materials.

All forward-looking statements involve risks and uncertainties and readers should not place undue reliance on them. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include but are not limited to:

•future operating or financial results and future revenues and expenses;
•our ability to maintain or develop new and existing customer relationships with major commodity traders, including our ability to enter into long-term charters, or to earn income in the spot market for our existing vessels and those we may acquire in the future;
•future, pending or recent acquisitions, business strategy, and other plans and objectives for growth and future operations, areas of possible expansion and expected capital spending or operating expenses;
•availability of key employees, crew, length and number of off-hire days, classification surveys and drydocking requirements and bunker fuel prices and insurance costs for our fleet;
•general dry bulk shipping market conditions and changes, including inflation pressures leading to subpar economic growth and the disruption of shipping routes and seaborne patterns in the shipping industry trends, including charter rates, vessel values, factors affecting supply and demand for dry bulk commodities and the number of new buildings under construction;
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
•the stability of Europe and the Euro;
•potential exposure or loss from investment in derivative instruments;
•general domestic, regional and international economic and political conditions;
•the length and severity of epidemics and pandemics and their disruptions, such as the impact of any new outbreaks or new variants that may emerge, their impact and effect on our business and operations, on the demand for seaborne transportation and on any related remediation measures on our performance and business prospects;
•potential trade and physical disruption of shipping routes due to natural disasters, accidents, climate-related reasons (acute and chronic), political events or other developments outside of our control, including the war between Russia and Ukraine, and unrest in the Middle East, and the extent to which such events could have any impact on the Company’s results of operations and financial condition;
•sanctions imposed as a result of war (including the war between Russia and Ukraine and unrest in the Middle East), and the potential impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. and other governments;

•tariffs imposed as a result of trade war and trade protectionism (including the trade war between the U.S. and China), and the extent to which such events could impact the global economy, the dry bulk shipping market and the Company’s results of operations and financial condition;
•world events, including terrorist attacks and other international hostilities, including the war between Russia and Ukraine, the war between Israel and Hamas and the trade disruption in the Red Sea region;
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
•our future capital expenditures (including our ability to successfully complete current and future newbuilding programs, and investments for the upgrading of our existing vessels (including the amount and nature thereof, the timing of completion thereof, the delivery and commencement of operations dates, the expected downtime delays, cost overruns and lost revenue);
•our ability to continue realizing the benefits from the sulfur oxide exhaust gas cleaning systems ("Scrubbers") and of environmental upgrades in existing fleet;
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
•our ability to continue to implement and maintain adequate Environmental, Social and Governance ("ESG") practices, policies, programs, goals and targets including those as set forth under “Item 4. Information on the Company –– B. Business Overview –– Our ESG Strategy”;
•risks inherent in vessel operation, including terrorism (including cyber terrorism), piracy, corruption, militant activities, political instability, terrorism and ethnic unrest in locations where we may operate and discharge of pollutants;
•potential cyber-attacks which may disrupt our business operations;
•potential liability from pending or future litigation and potential costs due to environmental damage or penalties and vessel collisions; and
•other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.
See the sections entitled “Risk Factors” of this Annual Report on Form 20-F for the year ended December 31, 2024.
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

We undertake no obligation, and specifically decline any obligation, to publicly update or revise any forward-looking statements, contained in this annual report, except as required by law, whether as a result of new information, future events or otherwise, a change in our views or expectations or otherwise. These factors and the other risk factors described in this annual report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also cause such discrepancies and harm our results. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

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

Safe Bulkers, Inc. was formed on December 11, 2007 under the laws of the Republic of the Marshall Islands. Safe Bulkers’ common stock trades on the New York Stock Exchange (“NYSE”) under the symbol “SB”. The Company’s series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB.PR.C” and “SB.PR.D”, respectively. We are a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Our vessels transport major bulks, which include iron ore, coal and grain and minor bulks, which include bauxite, fertilizers and steel products. We or our Managers have offices in Monaco, Greece, Cyprus and Switzerland. Our fleet consists of dry bulk vessels of four sizes, namely Capesize vessels with carrying capacity of about 180,000 dwt; Post-Panamax vessels with carrying capacities of between 85,000 dwt and 100,000 dwt; Kamsarmax vessels with carrying capacities of between 80,000 dwt and 84,000 dwt; and Panamax vessels with carrying capacities of between 75,000 and 78,000 dwt. As of February 28, 2025, we have a fleet of 46 vessels, with an average age of 10.1 years and aggregate capacity of 4.6 million deadweight tons (“dwt”) expressed in metric tons, each of which is equivalent to 1,000 kilograms, referring to the maximum weight of cargo and supplies that a vessel can carry. Eleven vessels in our fleet are eco-ships that were built after 2014, while eleven other vessels, which were built in 2022 or later, meet the Phase 3 requirements of Energy Efficiency Design Index ("EEDI") related to the reduction of greenhouse gas ("GHG") emissions (''GHG -EEDI Phase 3'') as adopted by the International Maritime Organization ("IMO") and also comply with the latest nitrogen oxides ("NOx") Tier III emissions regulation of International Convention for the Prevention of Pollution from Ships ("MARPOL"), NOx-Tier III (IMO, MARPOL Annex VI, reg. 13) (''NOx-Tier III''). In addition, we have entered into agreements for the acquisition of seven IMO GHG Phase 3 - NOx Tier III Kamsarmax class dry-bulk newbuilds, two of which are methanol dual-fueled. The methanol dual-fueled vessels are capable of operating with methanol and heavy fuel oil or marine gas oil. When powered by green methanol they can produce close to zero GHG emissions based on the life cycle assessment (''LCA'') methodology well-to-propeller (''WTP''). One newbuild on the Company's orderbook is scheduled to be delivered in 2025, followed by four newbuilds scheduled to be delivered in 2026 and two newbuilds scheduled to be delivered in 2027.

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
•A negative change in global economic and macroeconomic factors or regulatory conditions could reduce charter rates.
•An oversupply of drybulk vessel capacity may lead to reductions in charter rates and results of operations.
•The market value of drybulk vessels is highly volatile. A decrease of the market values of our vessels could cause us to incur an impairment loss or loss on sale and have an adverse effect on our results of operations.
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
•The long-term global shift to renewable energy, net-zero commitments and stricter environmental regulations, such as carbon taxes, may lead to declining global coal demand, reduce freight volumes, lower fleet utilization and charter rates, affecting profitability and valuation of dry-bulk vessels, which may result in a material adverse effect on our business, cash flows, financial condition and results of operations.
•The production and adoption of maritime alternative fuels remains limited and may delay scale up as evolving regulations create uncertainty, slowing the required resource deployment, which could threaten the industry's ability to gain access to alternative fuels, delay the aligning of the maritime industry with global climate goals and meeting decarbonization targets on time and increase the risk of environmental penalties from 2025 onwards affecting our cash flows, financial condition and results of operations.
•The evolving landscape of ESG expectations from financial stakeholders including investors, charterers, lenders and societies leads to increased scrutiny with respect to our ESG policies and presents significant operational and reputational implications for our business.
•Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.
•Our vessels are exposed to operational risks that may not be adequately covered by our insurance to compensate us if we lose our vessels or they suffer significant damages or to compensate third parties for any damages to their property.
•World events, terrorist attacks, other international hostilities and potential disruption of shipping routes due to events outside of our control, including the war between Russia and Ukraine, the war between Israel and Hamas and Red Sea trade disruption (including the attacks on ships by Houthi rebels), could negatively affect our results of operations and financial condition.
•Global risks to the supply chain, which impact maritime transport, may adversely affect global freight prices and could have a material adverse effect on our business.
•The outbreaks of epidemic and pandemic diseases, and the resulting disruptions to the Company and the international shipping industry could negatively affect our business, results of operations or financial condition.
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
•Political uncertainty, including the potential imposition of new international tariffs, and an increase in trade protectionism could have a negative impact on our and our charterers’ business, and, in turn, could have a negative impact on our results of operations, financial condition and cash flows.
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
•We are and will be exposed to floating interest rates including those based on the Secured Overnight Financing Rate (“SOFR”), and may selectively enter into interest rate derivative contracts, which can result in higher than market interest rates and charges against our income. An increase in the SOFR could result in higher interest costs, and may adversely impact our indebtedness.
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

The following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or the trading price of our common shares.

Risks Inherent in Our Industry and Our Business

The international drybulk shipping industry is cyclical and volatile, having reached historical highs in 2008 and historical lows in 2016. Charter rates decreased during 2023, remained volatile during 2024 and have decreased more recently during 2025. Cyclicality and volatility may lead to reductions in the charter rates we are able to obtain, in vessel values and in our earnings, results of operations and available cash flow.

The drybulk shipping industry exhibits inherent cyclicality with attendant market volatility fundamentally impacting charter rates, vessel values and profitability. The industry is cyclical in nature due to seasonal fluctuations, market adjustments in supply of and demand for drybulk vessels, global trade pattern shifts, vessel availability imbalances, tariffs and sanctions and trade disruptions. We expect this cyclicality and volatility in market rates to persist in the foreseeable future. Accordingly, there can be no assurance that the drybulk charter market will reach in the near future the levels previously experienced, particularly given the current confluence of geopolitical driven risks. The market could experience a downturn as a result of the war between Russia and Ukraine, the war between Israel and Hamas, the Red Sea trade disruption, or for other reasons such as a public health crisis resembling the 2019 Novel Coronavirus (“Covid-19”) and broader geopolitical tensions. Such events may impact the timing, magnitude, and characteristics of traditional market cycles and routes. For example, in 2008, the Baltic Dry Index (the “BDI”), an index published by the Baltic Exchange of shipping charter rates for key dry bulk routes, had reached an all-time high of 11,793, while in 2016, BDI had reached an all-time low of 290, and the low over the last 5 years was 393 on May 14, 2020 and the high over the last 5 years was 5,650 on October 7, 2021. During 2024 and 2025, BDI remained volatile, reaching an annual low of 976 on December 19, 2024 and an annual high of 2,419 on March 18, 2024, for 2024, and a low of 715 on January 30, 2025 and a high of 1,229 on February 28, 2025, thus far in 2025.

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

As of February 28, 2025, 29 of our 46 owned drybulk vessels were deployed or scheduled to be deployed on period time charters of more than three months remaining term. In addition, we have entered into agreements for the acquisition of seven GHG-EEDI Phase 3 NOx-Tier III drybulk newbuilds, including two methanol dual-fueled, scheduled to be delivered one in 2025, four in 2026 and two in 2027. None of the newbuilds on order currently have any contracted charter. As more vessels become available for employment, we may have difficulty entering into multi-year, fixed-rate time charters for our vessels, and as a result, our cash flows may be subject to volatility in the long-term. We may be required to enter into variable rate charters or charters linked to the Baltic Panamax Index or Baltic Capesize Index, as opposed to contracts based on fixed rates, which could result in a decrease in our cash flows and net income in periods when the market for drybulk shipping is depressed. If low charter rates in the drybulk market prevail during periods when we must replace our existing charters, it will have an adverse effect on our revenues, profitability, cash flows and our ability to comply with the financial covenants in our loan and credit facilities.
The factors affecting the supply and demand for drybulk vessels are outside of our control and are difficult to predict with confidence. As a result, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for drybulk vessel capacity include:

•demand for and production of drybulk products;
•imposition of tariffs;
•supply of and demand for energy resources and commodities;
•global and regional economic and political conditions and developments, including armed conflicts such as the war between Russia and Ukraine, the Houthi attacks on merchant vessels in the region of the southern end of the Red Sea and the Gulf of Aden traveling through the Suez Canal towards the Mediterranean Sea and the war between Israel and Hamas, natural or other disasters (including weather conditions), terrorist activities and strikes;
•environmental, climate and other regulatory developments;
•the location of regional and global exploration, the globalization of production and manufacturing facilities and the distance drybulk cargoes are to be moved by sea;
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
Factors that influence the supply of drybulk vessel capacity include:
•the size of the newbuilding orderbook;
•availability of financing for new vessels and shipping activity;
•the number of newbuild deliveries, including slippage in deliveries, which, among other factors, relates to the number and ability of shipyards to deliver newbuilds by contracted delivery dates and the ability of purchasers to finance such newbuilds;
•the scrapping rate and the degree of recycling of older vessels, depending, amongst other things, on more stringent environmental regulations, scrapping rates and international scrapping regulations;
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

•ability of the Company to maintain ESG practices acceptable to customers, regulators and financing sources; and

•epidemics or pandemics such as Covid-19 and related factors.

Factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing, direction and degree of changes in industry conditions. We anticipate that the future demand for our drybulk vessels and, in turn, drybulk charter rates, will be dependent, among other things, upon economic growth in the world’s economies, any trade restrictions (including tariffs) between economies, seasonal and regional changes in demand, changes in the capacity of the global drybulk vessel fleet and the sources and supply of drybulk cargo to be transported by sea, the energy and fuel efficiency and age profile of the global dry bulk fleet, industry regulation particularly environmental laws and regulations, that may impose technological and additional regulatory requirements upon our vessels. However, new factors may emerge which we cannot foresee at this time and thus might not be able to adequately prepare for. A decline in demand for commodities transported in drybulk vessels or an increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our business, financial condition and results of operations. There can be no assurance as to the sustainability of future economic growth, if any, due to unexpected demand shocks.

A negative change in global economic or regulatory conditions, especially in the Asian region, which includes countries like China, Japan and India, could reduce drybulk trade and demand, which could reduce charter rates and have a material adverse effect on our business, financial condition and results of operations.

Global economic prospects for 2025 and 2026 as per the International Monetary Fund's (the “IMF”) latest projections indicate a moderate global Gross Domestic Product (the “GDP”) growth of 3.2% in 2025 and 3.4% in 2026, while inflation is expected to gradually normalize to 4.3% in 2025 and 2.8% in developed economies by end of 2026. The World Bank forecasts that global trade volumes will expand by 3.8% in 2025 and 4.2% in 2026. China's economy, a major driver of dry bulk market, is expected to grow at 4.6% in 2025 and 4.2% in 2026, with new regulatory frameworks focusing on property sector stabilization and domestic consumption growth, while Japan's projected growth remains modest at 1.7% for both years, supported by monetary policy and structural reforms. India stands out with robust growth projections of 6.8% for 2025 and 6.7% for 2026, driven by infrastructure development and manufacturing sector expansion, though regulatory changes in environmental compliance could impact industrial output. We expect that a significant number of the port calls made by our vessels will involve the loading or discharging of raw materials in ports in the Asian region, particularly China, Japan and India. As a result, a negative change in economic or regulatory conditions in any Asian country, particularly China, Japan or India, can have a material adverse effect on our business, financial position and results of operations, as well as our future prospects, by reducing demand and, as a result, charter rates and affecting our ability to charter our vessels. If economic growth declines in China, Japan, India and other countries in the Asian region, or if the regulatory environment due to environmental initiates such as achieving carbon neutrality in these countries changes adversely for our industry, we may face decreases in such drybulk trade and demand. According to the latest outlook of the Baltic and International Maritime Council (“BIMCO”), the global drybulk trade is expected to grow by 2.8% in 2025 and 3.1% in 2026, primarily driven by iron ore and grain trades, despite potential headwinds from China's property sector adjustment. The United States economy is forecast to grow at 2.1% in 2025 and 2.0% in 2026, with inflation expected to stabilize around 2.3%, while the European Union projects growth of 1.8% in 2025 and 2.0% in 2026, supported by recovering domestic demand, though regulatory tightening around environmental standards could impact industrial activity. Moreover, a slowdown in the United States economy or the economies of countries within the E.U. will likely adversely affect economic growth in China, Japan, India and other countries in the Asian region. Such an economic downturn in any of these countries could have a material adverse effect on our business, financial condition and results of operations.

An oversupply of drybulk vessel capacity may lead to reductions in charter rates and results of operations.

The market supply of drybulk vessels has been increasing in terms of dwt, and the number of drybulk vessels on order as of December 31, 2024 was approximately 13.8% for Panamax to Post-Panamax class vessels and 3.1% for Capesize class vessels, as compared to the then-existing global drybulk fleet in terms of dwt, with the majority of new deliveries evenly spread through to 2027. As a result, the drybulk fleet continues to grow at an increased pace despite uncertainty around future environmental regulations. In addition, during periods when there are high expectations for charter market recovery, a large number of orders may be placed in shipyards, resulting in a further increase of newbuild orders and accordingly in the size of the global drybulk fleet. An oversupply of drybulk vessel capacity will likely result in a reduction of charter hire rates. We will be exposed to changes in charter rates with respect to our existing fleet and our remaining newbuild, depending on the ultimate growth of the global drybulk fleet. If we cannot enter into period time charters on acceptable terms, we may have to secure charters in the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. In our current fleet, as of February 28, 2025, 21 vessels will be available for employment in the first half of 2025. A material increase in the net supply of drybulk vessel capacity without corresponding growth in drybulk vessel demand could have a material adverse effect on our fleet utilization and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition and results of operations.

The market value of drybulk vessels is highly volatile, being related to charter market conditions, aging and environmental regulations including IMO vessel environmental classification based on GHG emissions. The market values of our vessels may significantly decrease which could cause us to breach covenants in our credit and loan facilities and our bond, and could have a material adverse effect on our business, financial condition and results of operations.

Our credit and loan facilities, which are secured by mortgages on our vessels, and our bond which is unsecured, require us to comply with collateral coverage ratios and satisfy certain financial and other covenants, including those that are affected by the market value of our vessels. The fair market values of drybulk vessels have generally experienced significant volatility within a short period of time and is dependent upon a number of factors. In recent years, the market prices for second-hand and newbuild drybulk vessels significantly declined in 2020 due to depressed market conditions as a result of Covid-19, recovered since then during the last three years and have declined since the second half of 2024 as a result of prevailing charter market conditions. Before that, in the previous years, the market prices for second-hand and newbuild drybulk vessels experienced very low levels in 2016, when vessel values were reduced in a short period of time due to depressed market conditions. The market value of our vessels fluctuates depending on a number of factors, including:

•general economic and market conditions affecting the shipping industry;
•changes in interest rates and inflationary pressures;
•prevailing level of charter rates;
•supply of and demand for vessels;
•general vessel's condition and vessel's specification;
•vessel environmental performance, including IMO environmental classification based on GHG emissions, environmental taxation and penalties;
•distressed asset sales, including newbuild contract sales below acquisition costs due to lack of financing during weak charter market conditions;
•lack of financing and limitations imposed by financial covenants affecting the market value of vessels ;
•competition from other shipping companies and other modes of transportation;
•configurations, types, sizes and ages of vessels;
•changes in governmental, environmental or other regulations that may limit the useful life of vessels; and
•technological advances in vessel design or equipment or otherwise.

We were in compliance with our covenants in our credit and loan facilities and our bond, in effect as of December 31, 2023 and December 31, 2024. If the market value of our vessels, or our newbuilds upon delivery to us, decline, we may breach some of the covenants contained in our credit and loan facilities and our bond, some of which may require the maintenance of a minimum percentage of fair market value of those vessels securing the facility against the principal outstanding amount of the loans under the facility or a maximum ratio of total liabilities to market value adjusted total assets or a minimum dollar market value adjusted net worth. If we do breach such covenants and we are unable to remedy or our lenders refuse to waive the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing those loan and credit facilities. As a result of cross-default provisions contained in our loan and credit facility agreements and our bond, this could in turn lead to additional defaults under our financing agreements and the consequent acceleration of the indebtedness under those agreements and the commencement of similar foreclosure proceedings by other lenders and our bondholders. If our indebtedness was accelerated in full or in part, it would be difficult for us to refinance our debt or obtain additional financing on favorable terms or at all and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to continue our business.

A significant decrease of the market values of our vessels could cause us to incur an impairment loss and could have a material adverse effect on our business, financial condition and results of operations.

We review for impairment our vessels on a quarterly basis and whenever events or changes in circumstances indicate that the carrying amount of the vessels may not be recoverable. Such indicators include declines in the fair market value of vessels, decreases in market charter rates, vessel sale and purchase considerations, fleet utilization, environmental and other regulatory changes in the drybulk shipping industry or changes in business plans or overall market conditions that may adversely affect cash flows. Our access to additional funds may be affected or we may be required to record an impairment charge in our consolidated financial statements with respect to our vessels and any such impairment charge resulting from a decline in the market value of our vessels or a decrease in charter rates may have a material adverse effect on our business, financial condition and results of operations. Our financial results may be similarly affected in the future if we record an impairment charge or sell vessels at a loss before we record an impairment adjustment. Conversely, if vessel values are increased at a time when we wish to acquire additional newbuild or secondhand vessels, the cost of such investments may increase causing us not to proceed with such investments, and this could adversely affect our business, results of operations, cash flow and financial condition.

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Estimates—Impairment of Vessels” for more information.

Technological developments and new vessel environmental designs could reduce our earnings and the value of our vessels.

Determining factors for the useful life and revenue generation capacity of the vessels in our fleet are efficiency, environmental performance, operational flexibility and technological developments. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Environmental performance is related to IMO vessel classification based on GHG emission standards, environmental taxation and penalties which have been increasingly imposed on the relatively heavier consuming vessels in certain jurisdictions. In addition, speed limitations related to main engine power limitation, which aims to further reduce GHG emissions in the future, makes older vessels operationally unattractive. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The duration of a vessel’s useful life is related to its original design and construction, its maintenance, its environmental upgrades and the impact of the stress of operations. New vessels are generally more efficient since they generally consume less fuel and emit less GHG emissions. Therefore, new vessels are advantaged in relation to current and forthcoming regulations in relation to their environmental classification, taxes and penalties and operational performance. New vessels may also be more flexible, may have longer useful lives than our vessels and may offer superior technological characteristics and improved working conditions for the crew. Competition from such advanced vessels could adversely affect the amount of charter hire payments we receive especially for our older vessels, the useful life and the resale value of our older vessels. Furthermore, we may be required to obtain certain permits or authorizations incurring compliance costs for older vessels which could have a material adverse effect on our business, financial condition and results of operations.

The international drybulk shipping industry is highly competitive, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources.

We employ our vessels in an intensely competitive dry bulk market that is capital intensive and highly fragmented where we face substantial competition from both established operators and emerging market participants with lower operating costs. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of drybulk cargo by sea is intense and depends on price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel. Due in part to the highly fragmented market and low barriers to entry, additional competitors with greater resources could enter the drybulk shipping industry and operate larger and more diverse fleets through consolidations or acquisitions, potentially leading to overcapacity and may be able to offer lower charter rates than we are able to offer, which could erode our market position by existing competitors or new market entrants and could have a material adverse effect on our fleet utilization and, accordingly, our results of operations.

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

Labor market dynamics, evolving maritime regulations, and global workforce challenges, as there is a limited supply of well-qualified and certified crew in the shipping industry, present significant operational and financial risks to our business, particularly regarding crew recruitment and retention for our officers on board our vessels, and associated costs. The international maritime labor landscape is experiencing significant changes, with stringent qualification requirements, and increasing pressure for improved working conditions and compensation packages, all of which could substantially further increase our crew-related operating expenses as we bear crewing costs under our charters. The growing shortage of qualified seafarers, particularly in senior officer positions, has been amplified by increased global fleet capacity, potentially leading to increased crew turnover rates. In addition, labor disputes or unrest, including work stoppages, strikes and/or work disruptions or increases imposed by collective bargaining agreements covering the majority of our officers on board our vessels could result in higher personnel costs and increased compensation requirements thus significantly affect our financial performance. Complex international regulations regarding crew working hours, rest periods, rising crew welfare expectations, including demands for improved internet connectivity and accommodation standards continue to evolve, requiring potential vessel modifications and operational adjustments that could increase our compliance costs and impact vessel utilization. Furthermore, while we do not have any Ukrainian, Russian, Israeli or Palestinian crew, the Company's vessels, currently do not sail in the Black Sea or the Red Sea and the Company otherwise conducts limited operations in Russia, Ukraine and the Middle East, the extent to which this will impact the Company’s future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Changes in labor laws and regulations, collective bargaining negotiations and labor disputes, and potential shortage of crew due to the war between Russia and Ukraine and in the Middle East, could potentially limit the available pool of qualified personnel, increase our training and compliance costs, and increase our crew costs, which may affect our operating margins, modify our traditional crew sourcing strategies and have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

We are subject to regulations and liability under environmental laws which may include marine pollution and illegal discharge of oily substances to the sea, and air pollution from vessels's operation, that require significant expenditures which can affect the ability and competitiveness of our vessels to trade, our results of operations and financial condition.

The global maritime industry faces unprecedented regulatory changes driven by climate change concerns, resulting in increasingly stringent GHG emissions controls and reporting requirements. These evolving regulations create significant operational, technical, and financial implications for vessel operators and owners. Our business and the operation of our vessels are regulated under international conventions, national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, in relation to potential environmental impacts. Regulations of vessels, particularly environmental regulations have become more stringent, including regulations related to marine pollution and illegal discharge of oily substances to the sea, BWTS implementation, exhaust gas emissions such as NOx, sulfur oxides ("SOx"), particulate matter, etc., as well as GHG emissions such as carbon dioxide ("CO2"), methane ("CH4"), etc. Some of those GHG emission regulations are expected to be further revised and become stricter in the future and associated with Emissions Trading Systems ("ETS") and penalties mechanisms imposed from 2025 onwards by the EU and other regional carbon pricing mechanisms presently developed by the IMO. As a result significant capital expenditures may be required on our vessels to keep them in compliance, and we may be required to pay increased prices for newbuild and secondhand vessels that meet these requirements.

See “Item 4. Information on the company. — B. Business Overview — Regulations: Safety and the Environment” for more information.

In addition, the heightened environmental, quality and security concerns of the public, regulators, insurance underwriters, financing sources and charterers may generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements, greater inspection and safety requirements on all vessels in the marine transportation markets and possibly restrictions on the emissions of greenhouse gases from the operation of vessels. These requirements are likely to add incremental costs to our operations and the failure to comply with these requirements may affect the ability of our vessels to obtain and, possibly, collect on insurance or to obtain the required certificates for entry into the different ports where we operate. We could also incur material liabilities, including cleanup obligations and claims for natural resources, personal injury and property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations, including the misuse of oily water separator leading to illegal discharge overboard of oily substances to the sea. Violations of, or liabilities under, environmental regulations can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels. Any such actual or alleged environmental laws regulations and policies violation, under negligence, willful misconduct or fault, could result in substantial fines, civil and/or criminal penalties or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Events of this nature would have a material adverse effect on our business, financial condition and results of operations.

Our Scrubber-fitted vessels may face difficulties from the price differential between VLSFO and HSFO, regulatory restrictions and shortage in availability of HSFO, while our non–scrubber fitted vessels may face difficulties in competing with Scrubber-fitted vessels and incur additional repairs and maintenance costs, affecting our results of operations.

A global 0.5% sulfur cap on marine fuels came into force on January 1, 2020, as agreed in amendments adopted in 2008 for Annex VI to MARPOL reducing the previous sulfur cap of 3.5%. Vessels may use either VLSFO or HSFO only if they are equipped with Scrubbers. In response to SOx emissions regulations, we have currently installed Scrubbers on 21 of our larger, less energy and fuel efficient vessels, including all our Capesize class vessels.

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

Environmental regulations in relation to climate change and GHG emissions legislation may increase operational and financial restrictions, and environmental compliance costs.

A number of countries and the IMO have adopted, or are considering the adoption of regulatory frameworks to reduce greenhouse gas emissions due to concern over the risk of climate change. These regulatory measures may include, among others, the adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for use of alternative fuels, i.e. fuels with lower CO2 footprint compared to fossil fuels and use of renewable energy. GHG reduction measures adopted, or further additional measures to be adopted by the IMO, EU and other jurisdictions for achieving 2030 goals have imposed and may impose additional operational and financial restrictions, carbon taxes or an emission trading system on less efficient vessels starting from 2023, gradually affecting younger vessels, even newbuilds after 2030, reducing their trade and competitiveness, increasing their environmental compliance costs, imposing additional energy efficiency investments, or even making such vessels obsolete. This or other developments may lead to environmental taxation affecting less energy efficient vessels, reduce their trade and competitiveness and make certain vessels in our fleet obsolete, which may result in financial impacts on our results of operations that we cannot predict with certainty at this time.This could have a material adverse effect on our business, financial condition and results of operations. Given the rapidly evolving nature of climate change regulations and potential future requirements under international agreements, regulatory frameworks, or international treaties and market-based measures to put a price on carbon emissions, we could incur additional capital expenditures and may be materially affected to the extent that climate change results in sea level changes or more intense weather events.

See “Item 4. Information on the company. — B. Business Overview — Regulations: Safety and the Environment - Greenhouse Gas Regulation – United Nations Framework Convention on Climate Change” for more information.

In response to the above GHG environmental regulations, we monitor CO2 vessel emissions pursuant to the International Maritime Organization's fuel oil consumption Data Collection System (“IMO DCS”) and to the European Monitoring, Reporting and Verification Regulation (“EU-MRV”), assessing in parallel the applicability of relevant energy efficiency measures. Furthermore, we have pursued a fleet renewal strategy having entered into memoranda of agreement for the acquisition of eighteen in total environmentally advanced dry-bulk GHG-EEDI Phase 3 NOx-Tier III compliant newbuilds, including two methanol dual fueled, with eleven already been delivered to us, one scheduled to be delivered in the remainder of 2025, four in 2026 and two in 2027.

The long-term global shift to renewable energy, net-zero commitments, cleaner energy adoption, and stricter environmental regulations, such as carbon taxes, pose significant risks to maritime coal transportation; coal being a major dry bulk commodity. Declining global coal demand could reduce freight volumes, lower fleet utilization and charter rates affecting profitability and valuation of dry-bulk vessels, which may result in a material adverse effect on our business, cash flows, financial condition and results of operations.

International agreements such as the Paris Agreement, coupled with carbon pricing mechanisms, are expected to limit coal consumption, especially in developed nations. Asia, particularly China and India, has been the dominant driver of global coal demand. Both countries have relied heavily on coal for industrial and energy production needs. Europe and the U.S. have seen a steady decline in coal demand due to the shift to renewable energy sources and cleaner alternatives. While Asian markets, particularly India and Southeast Asian countries, currently demonstrate robust demand growth, this growth may not fully offset future declines in other regions. The shift towards decarbonization as a result of global initiatives, such as the IMO's recently revised strategy of ambitious decarbonization targets aiming to reach net-zero GHG emissions by or around 2050, is expected to adversely impact coal demand over the next 30 years. According to the world energy outlook released by the International Energy Agency's (the “IEA”), in the last quarter of 2024, a projected demand drop by around 25% by 2035 from 2023 levels is expected, with rapid reductions in advanced economies and modest declines in emerging market and developing economies. By 2050, coal use is expected to be about 45% lower than in 2023.

These global trends present material risks to the dry bulk shipping market, impacting freight rates, vessel valuations, and trade routes. Freight rate volatility may become more pronounced as shipowners compete for limited cargoes, leading to reduced profitability and increased margin pressures. Moreover, vessel asset prices may decline as demand softens, negatively affecting the resale value of dry bulk vessels. Prolonged coal demand contraction may also lead to impairment risks for vessel owners, especially those with older, or less energy and fuel efficient fleets, or limited cargo diversification strategies. Reduced export volumes may lead to underutilization of specific port infrastructures and decreased voyage distances, further dampening tonnage demand. The projected decline in global coal demand could materially adversely affect our business, financial condition, and results of operations.

The projected decline in coal transportation demand may lead to significant depreciation in the value of our vessels, materially impacting our ability to use our vessels as collateral for loans, resulting in potential covenant breaches under our future loan agreements, requiring additional capital expenditures to maintain competitiveness, thus reducing our long term flexibility in asset sales and fleet renewal strategies. Our business depends significantly on the global seaborne transportation of coal, which currently represented a significant part of our revenues earned and cargoes transferred. The expected downward pressure on freight rates as a result of a potential prolonged global coal demand contraction, could significantly reduce our operating revenues, impact our ability to service debt obligations and reduce available cash for fleet maintenance and modernization.

In response to the risk of declining global coal demand over the long term period, the Company has prioritized an ESG based strategic pivot, taking into account the capital-intensive nature of maritime assets and the long lead-time of fleet diversification, leading the Company i) to invest heavily in the acquisition of eighteen, environmentally advanced dry-bulk GHG-EEDI Phase 3 NOx-Tier III compliant newbuilds, including two methanol dual-fueled, ii) to environmentally upgrade investments on its existing fleet, including the application of ultra low friction paints and ducts installations and iii) to implement an upgraded Integrated Management System (“IMS”) enhancing operational flexibility and compliance with evolving regulatory standards; all of which will create a competitive advantage compared to peer vessels.

While we are implementing strategies to address this risk, there can be no certainty that these measures will be successful in mitigating the impact of declining coal demand on our business. Our failure to effectively respond to these challenges could have a material adverse effect on our business, financial condition, and results of operations.

The production and adoption of maritime alternative fuels with low carbon intensity remains limited and may delay scale up as evolving regulations create uncertainty, slowing the required resource deployment, which could threaten the industry's ability to gain access to alternative fuels, delay the aligning of the maritime industry with global climate goals and meeting decarbonization targets on time and increase the risk of environmental costs and penalties from 2024 onwards, affecting our cash flows, financial condition and results of operations.

Although the principle "the Polluter pays" is applicable on all environmental based regulations and results in absorption of environmental costs and penalties by the charterers and subsequently by the end users, vessels that fail to adapt with such regulations may face increased environmental costs and penalties, which are related to their energy efficiency and the fuel used, (see “Item 4. Information on the company. — B. Business Overview. Environmental regulations" for more information) resulting in operational and financial disadvantages and loss in competitiveness.

Delays in the adoption, scaling of production, infrastructure, and supply chain of maritime alternative fuels could hinder the industry's ability to meet decarbonization targets, which may cause delays in the transition to low-carbon technology. This may create a disadvantage for early movers in their efforts to combat climate change and meet emissions reduction targets. Our Company is an early mover, having order two methanol dual-fuel Kamsarmax newbuild vessels, able to operate with fossil fuels or alternative low carbon intensity fuels, with scheduled deliveries in the fourth quarter of 2026 and in the first quarter of 2027, targeting to mitigate the risk of increasing environmental costs and penalties during the transition period. Although the Company is undertaking substantial efforts to locate the required fuel quantities, if maritime alternative fuels with low carbon intensity are not timely produced, are produced in insufficient quantities, are not available worldwide where we trade, or are more expensive making their use uneconomical, our two dual-fuel Kamsarmax vessels will operate with fossil fuels loosing or limiting their designed operational, environmental and financial advantage.

Moreover, in response to the risk of limited production and availability of maritime alternative fuels, the Company is using various grades of biofuels suitable to compensate the carbon based penalties mechanisms from 2025 until 2030.

While we are implementing strategies to address these risks, there can be no certainty that these measures will be successful in mitigating the impact of a potential inability to be supplied with green methanol and biofuels in our business. Our failure to effectively respond to these challenges could have a material adverse effect on our business, financial condition, and results of operations.

The evolving landscape of ESG expectations from financial stakeholders including investors, charterers, lenders and societies leads to increased scrutiny with respect to our ESG policies and presents significant operational and reputational implications for our business.

Companies across all industries, including the shipping industry, are facing increased scrutiny relating to their ESG policies. Investor advocacy groups, proxy advisory firms, ESG rating agencies whose assessments can significantly influence investor perceptions and investment decisions, certain institutional investors, investment funds, charterers, lenders and other market participants are increasingly focused on corporate governance, climate change, sustainable energy practices, reduction of carbon footprint and promote ESG practices. Financial institutions, including banks, lessors, and institutional investors, are increasingly incorporating ESG metrics, criteria and performance standards into their lending, evaluation processes and investment decisions, potentially affecting our access to and cost of capital. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or the stock price of such a company could be materially and adversely affected. As a result, we may be required to implement more stringent ESG procedures or standards so that we continue to have access to capital and our existing and future investors and lenders remain invested in us and make further investments in us.

Over the past few years, we have made publicly available our annual sustainability report where we present our environmental, social and governance strategy for the future, as well as the impact of our operations and business on society and the environment. Additionally, in November 2023, we announced the formation of an environmental, social and governance board committee (“ESG Committee”) consisting of six board members, four of whom are independent directors. The President of the Company has been assigned to lead the management team on ESG matters and report to the ESG Committee which is led by an independent director. The ESG Committee reviews the Company’s ESG performance and ensures governance oversight, by the Board of Directors, of the ESG strategy and implementation, consistent with the priorities outlined in the Company’s annual sustainability report, reflecting the heightened focus needed for the Company’s comprehensive ESG strategy, (see “Item 4. Information on the company. — B. Business Overview" for more information).

However, in light of increased focus on ESG matters, there can be no certainty that we will manage to successfully meet society's expectations as to our proper role. We cannot assure that our ESG policies and practices will meet the evolving standards and expectations of our stakeholders. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or results of operations, including the sustainability of our business over time.

We are subject to complex laws and regulations, including international safety regulations and requirements imposed by our classification societies and the failure to comply with these regulations and requirements may subject us to increased costs and liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

We are subject to complex laws and regulations, such as international conventions, regulations and treaties, national laws, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations.. In addition, vessel classification societies also impose significant safety and other requirements on our vessels. Because such conventions, laws, and regulations are often revised, we may not be able to predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Compliance with regulations and laws could limit our ability to do business or increase the cost of our doing business, which could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash.

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

We may not be adequately insured against all risks and our insurers may not pay particular claims. With respect to war risks insurance, which we usually obtain for certain of our vessels making port calls in designated war zone areas, such insurance may not be obtained prior to one of our vessels entering into an actual war zone, which could result in that vessel not being insured. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Under the terms of our credit facilities, we will be subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to maintain or obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs in the event of a claim or decrease any recovery in the event of a loss. If the damages from a catastrophic oil spill or other marine disaster exceed our insurance coverage, the payment of those damages could have a material adverse effect on our business and could possibly result in our insolvency.

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

World events, terrorist attacks, other international hostilities and potential disruption of shipping routes due to events outside of our control, including the war between Russia and Ukraine, the war between Israel and Hamas and Red Sea trade disruption, (including the attacks on ships by Houthi rebels), could negatively affect our results of operations and financial condition.

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

The war between Israel and Hamas, which commenced in October 2023 and is still ongoing, has caused significant political and social unrest in Israel and Gaza. Since the commencement of the war, there have been growing hostilities along Israel’s northern border with Lebanon (with the Hezbollah terrorist organization) and on other fronts from various extremist groups in the region, such as various rebel militia groups in Syria and Iraq. In addition, the Houthi movement, which controls parts of Yemen, launched attacks on Israeli-controlled or owned ships in the Red Sea, resulting in widespread rerouting of cargo ships and some shipping companies ceasing shipments to Israel. While our vessels currently do not sail in the Red Sea, we will continue to monitor the situation to assess whether the trade disruption could have any impact on our operations or financial performance. It is currently not possible to predict the duration or severity of the ongoing conflicts or their effects on our business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing, and could disrupt our business and operations, interrupt our sources and availability of supply and hamper our ability to raise additional funds or sell our securities, among other possible negative effects.

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

Global risks to the supply chain, which impact maritime transport, may adversely affect global freight prices and could have a material adverse effect on our business.

During fiscal year 2024, a confluence of factors caused disruptions to international shipping, increasing costs and delaying shipments. Attacks on ships entering the Red Sea en route to the Suez Canal, an important waterway for vessels moving between Asia and the United States, by Houthi rebels in Yemen, forced ships to take longer routes. The sustained drought in Panama reduced capacity in the Panama Canal, further impacting the global supply chain. Additionally, a port strike in the Gulf and East Coast regions of the United States began on October 1, 2024. These disruptions could generate new risks to the supply chain and corresponding increases in freight prices, which could have a material adverse effect on our business, financial condition and results of operations.

The outbreak of public health threats and epidemics or pandemics and the resulting disruptions to the international shipping industry, could negatively affect our business, financial performance and our results of operations.

On March 18, 2020, the outbreak of Covid-19 was declared a pandemic by the World Health Organization. As of May 2023, the World Health Organization declared that Covid-19 no longer constituted a public health emergency of international concern, indicating a transition to long-term management of the pandemic. Covid-19 has affected our industry, see “Item 4. Information on the company. — B. Business Overview — Corona Virus Outbreak” for more information. Should an outbreak of public health threats and epidemics or pandemics occur and similar restrictive measures are adopted for their control, global disruptions to the international shipping industry and delays may be expected in relation to the deliveries of our newbuilds and our newbuild program, which could negatively affect our business, financial performance, results of operations and our financial condition. Moreover, the effects of restrictions of a pandemic or epidemic on our operations, including travel restrictions, restrictions in vessels' port calls and restrictions and extended periods of remote work arrangements, could strain our business continuity plans, may introduce trade disruptions and operational risks, including but not limited to cybersecurity risks, and impair our ability to manage our business. The length and severity of epidemics and pandemics and their disruptions, such as the impact of any new outbreaks or new variants that may emerge and measures taken in response thereto may negatively impact our business, financial performance and operating results and could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and our ability to pay dividends.

Acts of piracy on ocean-going vessels may increase in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide has generally decreased since 2013, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Sulu Sea and the Gulf of Guinea, with drybulk vessels and tankers particularly vulnerable to such attacks. Acts of piracy could result in harm or danger to the crews that man our vessels. Following attacks on merchant vessels in the region of the Gulf of Aden at the southern end of the Red Sea, there is disruption in the maritime trade towards the Mediterranean Sea through the Suez-Canal. As a result we have diverted our fleet from sailing in this specific region. While our vessels currently do not sail in the Red Sea, we will continue to monitor the situation to assess whether the trade disruption could have any impact on our operations or financial performance.

If these piracy attacks occur in regions in which our vessels are deployed that insurers characterized as “war risk” zones or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including the employment of onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents and from acts of terrorism, piracy, regional conflicts and other armed actions, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and earnings.

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

Furthermore, the operation of a drybulk vessel may create risks. For example the cargo itself and its interaction with the vessel may create operational risks as by their nature, drybulk cargoes are often heavy, dense and easily shifted, and they may react badly to water exposure. In addition, drybulk vessels are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures or with steel plate diminution may be more susceptible to hull breach while at sea which may lead to the flooding of the vessel’s holds. If a drybulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If our vessels suffer damage, they will need to be repaired at a drydocking facility for a substantial period and for unpredictable costs, interrupting our cash flow, that may not be fully covered by insurance. Space at drydocking facilities is sometimes limited, and not all drydocking facilities are conveniently located. If we do not adequately maintain our vessels or address such operational and technical risks, we may be unable to prevent these events. The total loss or damage of any of our vessels or cargoes could harm our reputation as a safe and reliable vessel owner and operator. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

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

In the ordinary course of business, we rely on information technology networks and systems to process, transmit, and store electronic information and to manage or support a variety of business processes and activities. Our information systems and networks could become targeted and attacked by individuals or organized groups. Our vessels also rely on information systems for a significant part of their operations, including for parts of their navigation, propulsion, power control, communications, provision of services, machinery management, and cargo operations. Safety measures are in place to secure our vessels and on our on shore operations against cyber-security attacks and disruptions to their information systems. These measures may not adequately detect, prevent and remediate security breaches from constantly evolving and increasingly sophisticated threats and attacks. A cyber attack could materially and adversely affect our business operations, financial condition, results of operations and cash flows and our reputation. In addition, cyber attacks could lead to potential unauthorized access to our systems targeting ransomware, data theft, loss and corruption, disclosure of proprietary or confidential information or, personal data. Cyber attacks on our vessels may also lead to potential unauthorized access to, or service interruptions, denial or manipulation of the navigational systems of our vessels, which could result in hazardous accidents. There is no assurance that we will not experience these service interruptions or cyber attacks in the future. Further, as the methods of cyber attacks continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures, or to investigate and remedy any vulnerabilities to cyber attacks. Moreover, we do not carry cyber attack insurance to cover the aforementioned risks to our information technology. A cyber attack could also lead to litigation, fines, other remedial action, heightened regulatory scrutiny and reputational damage. In addition, our remediation efforts may not be successful, and we may not have adequate insurance to cover these losses. These information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns, hardware or software failures, power outages, computer viruses, cyber attacks, telecommunication failures, user errors or catastrophic events. Risks and vulnerabilities can also arise out of inadequacies in design, integration and/or maintenance of information technology systems , as well as lapses in cyber discipline. Furthermore, as of May 25, 2018, data breaches on personal data, as defined in the European General Data Protection Regulation, could lead to administrative fines up to €20 million or up to 4% of the total worldwide annual turnover of the company, whichever is greater. Our information technology systems are becoming increasingly integrated, so damage, disruption or shutdown to the system could result in a more widespread impact. If our information technology systems suffer severe damage, disruption or shutdown, and our business continuity plans do not effectively become aware, recognize, detect and resolve the issues in a timely manner, our operations could be disrupted and our business and reputation could be negatively affected. The unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could severely disrupt our business continuity and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Further, the information technology systems we and our vendors use are vulnerable to outages, breakdowns or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war, and telecommunication and electrical failures. For example, in July 2024, a software update by CrowdStrike Holdings, Inc. (“CrowdStrike”), a cybersecurity technology company, caused widespread crashes of Windows systems into which it was integrated. Although we have not experienced any material impacts as a result of the CrowdStrike software update, we could in the future experience similar third-party software-induced interruptions to our operations, which would adversely affect our business, results of operations and financial condition.
Recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicate that cyber security regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cyber security threats. This might cause other companies to cultivate additional procedures for monitoring cyber security, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is difficult to predict at this time.
Political uncertainty including the potential imposition of new international tariffs, and an increase in trade protectionism could have a negative impact on our charterers’ business and, in turn, could have a negative impact on our results of operations, financial condition and cash flows.
Our operations expose us to the risk that increased trade protectionism from China, other countries in the Asian region, the United States, the EU, Australia or other nations will adversely affect our business. If the global recovery is undermined by downside risks and the economic downturn returns, or if the regulatory environment otherwise dictates, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. During the last six years trade relations between the U.S and China became increasingly tense. The Biden administration has maintained most initial Trump-era administration tariffs on Chinese imports, while China has responded with retaliatory measures. President Trump has indicated that his administration is likely to impose significant tariffs on imported goods. The imposition of such tariffs may strain international trade relations and increase the risk that foreign governments implement retaliatory tariffs on goods imported from the United States, the extent, depth and duration and effect of which on the global dry bulk trade cannot be presently assessed. Such an escalation of the trade war could impact our results of operations, financial condition and cash flows.

Seasonal fluctuations in industry demand could have a material adverse effect on our business, financial condition and results of operations and the amount of available cash with which we can pay dividends.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. Seasonality is related to several factors and may result in quarter-to-quarter volatility in our results of operations, which could affect the amount of dividends, if any, that we may pay to our shareholders. This seasonality may result in quarter-to-quarter volatility in our operating results for vessels trading in the spot market. For example, the market for marine drybulk transportation services and vessel capacity is typically stronger in the fall months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months and the grain export season from North America. Similarly, the market for marine drybulk transportation services is typically stronger in the spring months in anticipation of the South American grain export season due to increased distance traveled by vessels to their end destination known as ton mile effect, as well as increased coal imports in parts of Asia due to additional electricity demand for cooling during the summer months. Demand for marine drybulk transportation services is typically weaker at the beginning of the calendar year and during the summer months. In addition, unpredictable weather patterns during these periods tend to disrupt vessel scheduling and supplies of certain commodities. This seasonality could have a material adverse effect on our business, financial condition and results of operations.

Charterers may renegotiate or default on period time charters, which could reduce our revenues and have a material adverse effect on our business, financial condition and results of operations.

The ability and willingness of each of our counterparties to perform its obligations under a period time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. If we enter into period time charters with charterers when charter rates are high and charter rates subsequently fall significantly, charterers may seek to renegotiate financial terms or may default on their obligations. Additionally, charterers may attempt to bring claims against us based on vessel performance or cargo loading or unloading operations, seeking to renegotiate financial terms or avoid payments. Also, our charterers may experience financial difficulties due to prevailing economic conditions or for other reasons, and as a result may default on their obligations. In past years, the industry experienced numerous incidents of charterers renegotiating their charters or defaulting on their obligations thereunder. In December 2020, we agreed to the early termination of an existing charter of a Capesize-class vessel at the request of the charterer which was contractually due to expire in January 2024. In exchange for the early redelivery of the vessel, the charterer paid us cash compensation of $8.1 million. The vessel was subsequently deployed under a new period time charter with a different charterer for a duration of 12 to 14 months at a gross daily charter rate linked to the 5 TC Baltic Exchange Capesize Index ("BCI-180 5TC'') times 119%. As of February 28, 2025, we had not received any additional notice of early redelivery or termination from any of our charters. If a charterer defaults on a charter, we will, to the extent commercially reasonable, seek the remedies available to us, which may include arbitration or litigation to enforce the contract, although such efforts may not be successful. Should a charterer default on a period time charter, we may have to enter into a charter at a lower charter rate, which would reduce our revenues. If we cannot enter into a new period time charter, we may have to secure a charter in the spot market, where charter rates are volatile and revenues are less predictable. It is also possible that we would be unable to secure a charter at all, which would also reduce our revenues, and could have a material adverse effect on our business, financial condition, results of operations, loan and credit facility covenants and cash flows.

We depend on a limited number of customers for a large part of our revenues and the loss of one or more of these customers could have a material adverse effect on our business, financial condition and results of operations.

We expect to derive a significant part of our revenues from a limited number of customers. During the year ended December 31, 2024, two of our charterers each accounted for more than 10.0% of our revenues and in previous periods some of our charterers each accounted for more than 10.0% of our revenues. We could lose a customer for many different reasons, including:

•a failure of the customer to make charter payments because of its financial inability, disagreements with us or otherwise;
•the customer’s termination of its charters because of our non-performance, including serious deficiencies with the vessels we provide to that customer or prolonged periods of off-hire;
•a prolonged force majeure event that affects the customer may prevent us from performing services for that customer, i.e., damage to or destruction of relevant production facilities and war or political unrest; and
•sanctions, imposition of tariffs, blacklisting or the other reasons discussed in this section.
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

•quality, experience and technical capability of crews; and

•willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events.

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

We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted policies consistent and in full compliance with the FCPA and anti-bribery legislation in other jurisdictions. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation and failure to comply with the FCPA and other anti-corruption laws could result in substantial fines, sanctions, civil and/or criminal penalties or curtailment of operations in certain jurisdictions, charter terminations and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Moreover, the dynamic and complex nature of international sanctions regimes creates significant compliance challenges in maritime operations. We cannot provide absolute assurance that our vessels or our customers will not inadvertently engage in transactions without our knowledge or consent, potentially exposing us to sanctions violations, which could result in significant monetary penalties, reputational damage, adverse effects on our business relationships, restrictions on our ability to secure financing and vessel seizures or detentions which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may have difficulty properly managing our planned growth through acquisitions of additional vessels.

As of February 28, 2025, we intend to continue our fleet renewal strategy having entered into contracts for the acquisition of seven environmentally advanced Japanese and Chinese dry-bulk GHG-EEDI Phase 3 NOx-Tier III compliant newbuilds, including two methanol dual fueled, scheduled to be delivered one in 2025, four in 2026 and two in 2027. We may contract additional newbuild vessels or make selective acquisitions of additional second-hand vessels. Our future growth will primarily depend on our ability to identify, locate and acquire suitable vessels, including newbuilding slots at shipyards at attractive prices, enlarge our customer base, operate and supervise any newbuilds we may order and obtain required debt or equity financing on acceptable terms.

A delay in the delivery to us of any such vessel, or the failure of the shipyard to deliver a vessel at all, could cause us to breach our obligations under a related charter and could adversely affect our earnings. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.
A shipyard could fail to deliver a newbuild on time or at all because of:

•work stoppages or other hostilities, political, economic or other disturbances that disrupt the operations of the shipyard, including as a result of outbreak of public health threats;
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

During periods in which charter rates are high, vessel values generally are high as well, and it may be difficult to consummate vessel acquisitions or enter into newbuild contracts at favorable prices. During periods when charter rates are low, we may be unable to fund the acquisition of vessels, whether through lending or cash on hand. In addition, we may not receive a favorable return on our investments, incur losses therefrom, or our investments may become impaired which could adversely impact our business, financial condition and results of operations. We cannot give any assurance that we will be successful in executing our growth plans, obtain appropriate financings on a timely basis or on terms we deem reasonable or acceptable or that we will not incur significant expenses and losses in connection with our future growth. For these reasons, we may be unable to execute our growth plans or avoid significant expenses and losses in connection with our future growth efforts.

As we expand our business, we will need to improve or expand our operations and financial systems, staff and crew; if we cannot improve these systems or recruit suitable employees, our performance may be adversely affected.

Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and our Managers’ attempts to improve those systems may be ineffective. In addition, as we expand our fleet, we will have to rely on our Managers to recruit additional seafarers and shoreside administrative and management personnel. Our Managers may not be able to continue to hire suitable employees or a sufficient number of employees as we expand our fleet. If our Managers’ unaffiliated crewing agents encounter business or financial difficulties, we may not be able to adequately staff our vessels. We may also have to increase our customer base to provide continued employment for most of our new vessels. The number of employees that perform services for us and our current operating and financial systems may not be adequate as we implement our plan to renew and expand our fleet size in the dry bulk sector, and we may not be able to effectively hire more employees or adequately improve those systems. If we are unable to operate our financial systems, our Managers are unable to operate our operations systems effectively or identify, recruit, train and retain qualified and suitable employees and crew in sufficient numbers to manage and operate our growing business and fleet or we are unable to retain key personnel, increase our customer base as we expand our fleet, our performance may be adversely affected.

Unless we set aside reserves for vessel replacement, at the end of a vessel’s useful life, our revenue will decline, which would adversely affect our cash flows and income.

As of February 28, 2025, we had 46 vessels in our fleet with an average age of 10.1 years, with 12 vessels above 15 years and three vessels reaching an age of 19 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the date of built. Changes in environmental and other regulations and technological advances may limit the useful lives of vessels, decrease their resale or residual value or their utilization and profitability during the remainder of their useful lives. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations will be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

Our ability to obtain financing on favorable terms due to the unavailability of debt and equity capital and the deterioration of the global banking markets may adversely impact our business. If economic conditions globally continue to be volatile, it could impede our operations.

Although capital markets have improved since 2008, when banks and other financial institutions active in the shipping industry became increasingly unwilling to provide credit, the shipping industry remains negatively affected by the scarcity of credit and the cost of financing has increased. Relatively weak global economic conditions have had and may continue to have a number of adverse consequences for dry bulk and other shipping sectors, including, among other things the limited financing for vessels. Financing institutions have increased interest rate margins or even ceased funding for certain shipping companies. Furthermore, vessels older than 15 years old may not be financed by banks and other financial institutions at all and the widespread loan covenant defaults, bankruptcy declaration by certain vessel operators, vessel owners, shipyards and charterers has limited the availability of financing for new vessels or refinancing for existing debt agreements. Any deterioration of the global banking markets may decrease the availability of financing or refinancing on acceptable terms when needed, and we may be unable to meet our debt obligations as they become due. Any adverse developments in relation to trade wars, the war between Russia and Ukraine, the war between Israel and Hamas may affect credit markets globally and increase volatility of global economic conditions which could impede our results of operations and financial condition.

If we are unable to obtain additional secured indebtedness, we may be unable to refinance our existing indebtedness and may not be able to finance a fleet replacement and expansion program in the future, any of which would have a material adverse effect on our business, financial condition and results of operations.

Global financial markets and economic conditions have been volatile. Future financing and investing activities may involve refinancing of certain existing debt near or upon maturity and the financing of future fleet replacement and expansion. Our ability to refinance existing indebtedness, or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. We may face liquidity issues if conditions in the dry bulk market worsen for a prolonged period and cause us to fail to comply with the terms of our debt agreements which could adversely affect our business. To the extent that we are unable to enter into new credit facilities and obtain such additional secured indebtedness on terms acceptable to us, we will need to find alternative financing. In addition, we may also be liable for other damages for breach of contract. A failure to satisfy our financial commitments could result in the acceleration of our indebtedness and foreclosure on our vessels. Such events, if they occurred, would adversely affect our business, financial condition and results of operations.

The aging of our fleet may affect the ability of our older vessels to trade and may result in increased operating costs in the future, which could adversely affect our ability to operate such vessels profitably.

As of February 28, 2025, the average age of the vessels in our current fleet was 10.1 years and twelve vessels were over 15 years old. In general, demand for vessels over 15 years old may decrease, especially with the increasingly more stringent environmental regulations. Older vessels may become less fuel and energy efficient and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Newbuild drybulk vessels may be more energy efficient and competition from these newbuilds could adversely affect the tradeability and the resale value of our older vessels. Furthermore, large established charterers with whom we are doing business may introduce vessel age trading limitations earlier than the 25 year useful life.

In addition, the cost to maintain a vessel in good operating condition increases with the age of the vessel. Vessels older than 15 years require dry-docking every 2-3 year intervals compared to 5 year intervals up to that age. The required steel renewals which increase considerably the cost of a dry-docking due to steel plate diminution may affect the operating costs mainly after the age of 20 years. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage, which could adversely affect our ability to operate our vessels profitably. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Due to our lack of vessel diversification, supply chain issues and adverse developments in the drybulk transportation business could adversely affect our business, financial condition and operating results.

 We derive all our revenues exclusively from our business operations in the drybulk transportation industry, unlike other shipping companies which may have LNG carriers, tankers and container vessels. Since we depend exclusively on the transport of drybulk, an adverse market development in the drybulk sector of the transportation industry, such as the reduction of coal trade due to environmental concerns, decrease of iron ore trade due to less demand for steel products, or the disruption of the grains trade due to war in Ukraine could therefore have a stronger impact on our business, results of operations, cash flows and financial condition, than if we had multiple sources of revenues, lines of businesses or types of assets.

We are and will be exposed to floating interest rates and may selectively enter into interest rate derivative contracts, which can result in higher than market interest rates and charges against our income.

The loans under our credit facilities and sale and leaseback financings are generally advanced at a floating rate based on SOFR plus a margin, which is volatile and can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. Between 2022 and 2023, SOFR increased from 0.05% to 5.38% and between 2023 and 2024 SOFR decreased from 5.38% to 4.49%. In order to manage our exposure to changes in the general level of interest rates and market interest rate fluctuations, we may, from time to time, use interest rate derivatives to effectively fix certain of our floating rate debt obligations. As of February 28, 2025, we did not have any interest rate hedging arrangements in place. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Moreover, entering into hedging arrangements is inherently risky and even if we have entered into such arrangements, our hedging strategies may not be effective and we may incur substantial losses. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives, while adverse movements in interest rate derivatives may require us to post cash as collateral for margin calls, which may impact our liquidity.

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

We generate substantially all of our revenues in U.S. dollars, but in 2024 we incurred approximately 21.2% of our vessel operating expenses in currencies other than the U.S. dollar, of which 54.1% was denominated in Euros. In addition, we incurred the majority of our management fees in Euros, and this will continue in the future. In February 2022, one of our subsidiaries issued a non-amortising unsecured bond in the amount of €100,000,000, which is listed in the Athens Stock Exchange (the "Bond"). The Bond is guaranteed by us and pays a coupon of 2.95% on a semi-annual basis. It matures in February 2027 and may be redeemed at our option in part or in full after February 2024, subject to the payment of a premium ranging from 1.5% to 0.5% of the redeemed amount depending on the timing of the redemption. As of February 28, 2025, we had entered into arrangements to counterbalance the currency risk arising from the Bond redemption for 70% of the outstanding amount, while we had not entered into any arrangements to counterbalance the currency risk arising from the coupon payments. As of December 31, 2024, all of our secured indebtedness, as well as the amounts due under the contracts for the acquisition of the seven newbuild vessels currently in our orderbook, were denominated in U.S. dollars. We have historically entered into shipbuilding contracts and purchase of vessels whereby part of the contract price was payable in Japanese yen and Singapore dollars. Also, new credit facilities and financing agreements, purchase of vessels or newbuild contracts may be denominated in or permit conversion into currencies other than the U.S. dollar. The use of different currencies could lead to fluctuations in our net income due to changes in the value of the U.S. dollar relative to other currencies, in particular the Euro and the Japanese yen. We have only partially hedged our overall currency exposure, and, as a result, our results of operations and financial condition, denominated in U.S. dollars, and our ability to pay dividends, could suffer.

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

The world economy is facing a number of challenges related to geopolitical tensions such as the Ukraine-Russia war, the Israeli-Gaza strip war, the disruption of trade in the Red Sea and others, which could lead to further large scale disruptions in the supply chains, energy and commodity markets and subsequently to a high inflation environment. Global economic prospects for 2025 and 2026 as per the IMF latest projections indicate a gradual normalization of inflation from an estimated 6.8% in 2023 (annual average), 5.8% in 2024 to 4.3% in 2025 and 3.7% in 2026, as forecasted in the January 2025 World Economic Outlook of the International Monetary Fund. Between 2022 and 2023, SOFR increased from 0.05% to 5.38% and between 2023 and 2024, SOFR decreased from 5.38% to 4.49%. Between 2022 and 2023, the European Central Bank raised interest rates from 2.5% to 4.5% and between 2023 and 2024, implemented a rate cut from 4.5% to 3.75%, responding to declining inflation and moderating economic growth in the Eurozone. It is difficult to predict the future of interest rates, but changes in interest rates by both central banks could lead to subpar economic growth. These rate changes have significantly impacted borrowing costs and influenced global financial markets, particularly affecting shipping finance and vessel valuations.

As a result, global economic conditions and global financial markets have been, and continue to be, volatile and certain countries may face recession and uncertainty surrounding the potential for continued economic growth, which could lead to reduced demand for transportation of dry-bulk commodities and reduced charter rates. Global growth is projected to remain stable at an estimated rate of 3.2% in 2025 according to recent forecasts from the International Monetary Fund January 2025 World Economic Outlook forecast.

Concerns over geopolitical issues including the perception of an upcoming trade war and acts of war in multiple regions, including Russia, Iran, North Korea, Ukraine, Israel, Palestine and Syria, have contributed to increased volatility and potentially tighter economic conditions. Tighter monetary conditions and lower growth expectation or recession as a result of the inflationary environment could potentially affect the financial and debt stability.We cannot predict how long the current global inflationary conditions and high interest rates will last or whether central banks may decide to further reduce rates in 2025. Persistent industry-wide inflationary pressures and higher for longer interest rates may affect the shipping industry in general and dry-bulk shipping specifically and could adversely affect our business and financial results by reducing our revenue due to low freight market conditions, increasing the costs of financing, loan and credit facilities, the cost of our operating expenses including our crew cost and our overall indebtedness, which could have a material adverse effect on our business, financial condition and results of operations.

Restrictive covenants in our existing credit facilities and financing agreements including our Bond, impose, and any future credit facilities and financing agreements will impose, financial and other restrictions on us, and any breach of these covenants could result in the acceleration of our indebtedness and foreclosure on our vessels.

We have substantial indebtedness and as of December 31, 2024, we had $545.6 million outstanding under our credit facilities and financing agreements.

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

Certain of our existing credit facilities require our subsidiaries to maintain financial ratios and satisfy financial covenants. Depending on the credit facility, certain of our subsidiaries are subject to financial ratios and covenants requiring that these subsidiaries:

•ensure that the market value of the vessel mortgaged under the applicable credit facility, determined in accordance with the terms of that facility, does not fall below 105%, 112%, 120%, 125% or 135%, as the case may be (the “Minimum Value Covenant”);
•maintain at all times a minimum cash balance per vessel with the respective lender from $200,000 to $500,000 as the case may be; and
•ensure that we comply with certain financial covenants under the guarantees described below.
In addition, under our loan agreements or under guarantees we have entered into with respect to certain of our subsidiaries’ credit facilities including our Bond, we are subject to financial covenants. Depending on the facility, these financial covenants include the following as of February 28, 2025:

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
Non-compliance with these covenants, whether due to market downturns, operational challenges, or financial underperformance, could constitute a breach of the terms of our financing arrangements and could lead to defaults under our secured credit facilities. In such cases, our lenders may exercise their rights to accelerate the maturity of our outstanding debt obligations, demanding immediate repayment of the principal and any accrued interest. Failure to satisfy these repayment demands could result in the enforcement of security interests by the lenders, including foreclosure on the vessels securing our credit facilities. Foreclosure on our vessels would significantly impair our ability to generate revenue, disrupt our operations, and diminish our asset base. Additionally, the loss of key vessels could undermine our market position, negatively affect customer relationships, and hinder our ability to secure future charter contracts. As a result, such enforcement actions could materially and adversely impact our financial condition, operational performance, and overall business stability, potentially leading to long-term financial distress or insolvency.

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

Our financing arrangements impose a number of restrictions on our ability to pay dividends, and we may not be able to pay dividends even though we have an established dividend policy. Under the terms of certain of our existing credit facilities, we are not permitted to pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend. We expect that any future credit facilities will also have restrictions on the payment of dividends. In addition, cash dividends on our Common Stock are subject to the priority of dividends on the 804,950 outstanding shares of Series C Preferred Shares and 3,195,050 outstanding shares of Series D Preferred Shares as of December 31, 2024.

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

We are a holding company and our subsidiaries, which are all wholly-owned by us, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries and cash and cash equivalents held by us. As a result, our ability to satisfy our financial obligations and to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, and the laws of the Republic of Liberia, the Republic of the Marshall Islands where our vessel-owning subsidiaries are incorporated, and of the Republic of Cyprus, where one of our subsidiaries, the holding company of four of our vessel-owning subsidiaries, is incorporated, which regulate the payment of dividends by companies. We do not intend to obtain funds from other sources to pay dividends. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends. Furthermore, certain of our outstanding financing arrangements restrict the ability of some of our subsidiaries to pay us dividends under certain circumstances, such as if an event of default exists.

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
If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, financial condition and results of operations.Although we may have rights against our Managers if they default on their obligations to us, investors in us will have no recourse against our Managers. The failure of our Managers to perform their obligations could materially and adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends

Our Managers are permitted to provide certain management services to affiliates and third parties under the specific restrictions of our Management Agreements. Although our Managers are required to provide preferential treatment to our vessels with respect to chartering arrangements under the Management Agreements, our Managers’ time and attention may be diverted from the management of our vessels in such circumstances. Further, we will need to seek approval from our lenders to change our Managers.

Management fees are payable to our Managers regardless of our profitability, which could have a material adverse effect on our business, financial condition and results of operations.

Pursuant to our Management Agreements, we pay our Managers a daily ship management fee of €950 per vessel and Safe Bulkers Management Monaco an annual ship management fee of €5 million for providing commercial, technical and administrative services (see the section entitled “Item 5. Operating and Financial Review and Prospects - A. Operating Results - General and Administrative Expenses” for more information). In addition, we pay our Managers certain commissions and fees with respect to vessel purchases, sales and newbuilds. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain company administration expenses such as directors’ and officers’ liability insurance, legal and accounting fees and other similar company administration expenses, which are reimbursed or paid by us. The management fees are payable whether or not our vessels are employed, and regardless of our profitability, and we have no ability to require our Managers to reduce the management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations. The latest expiration date of the Management Agreements with our Managers is May 2027. We expect to enter into new agreements with the Managers upon their expiration; however, the terms upon which the new management agreements will be entered into are unknown at this time and may be less favorable to the Company than those currently in place.

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

Our chief executive officer, Polys Hajioannou, controls both of our Managers. Polys Hajioannou, directly and through entities controlled by him, owns approximately 45.96% of our outstanding Common Stock as of February 28, 2025 (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” for more information). These relationships could create conflicts of interest between us, on the one hand, and our Managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies affiliated with our Managers or our chief executive officer. To the extent we elect not to exercise our right of first refusal with respect to any drybulk vessel that may be acquired by companies affiliated with our chief executive officer, such companies could acquire and operate such drybulk vessels in competition with us. In addition, although under our Management Agreements our Managers will be required to first provide us any chartering opportunities in the drybulk sector, our Managers are not prohibited from giving preferential treatment in other areas of its management to vessels that are beneficially owned by related parties. In addition, under our restrictive covenant arrangements with Mr. Hajioannou and certain entities affiliated with him, he and such entities may own, operate or finance a maximum of eight drybulk vessels on the water at any one time or enter into an unlimited number of contracts with shipyards for newbuild drybulk vessels as part of his estate or family planning. Any such drybulk vessels are not required to be managed by either of our Managers, and Mr. Hajioannou and his related entities are not required to first provide chartering opportunities to us with respect to such vessels. Additionally, our restrictive covenant arrangements permit Mr. Hajioannou to acquire up to a 35% ownership stake in any Minority Invested Business (as defined below) developed from a permitted acquisition, subject to certain requirements, including a commitment that, unless approved by the majority of our independent directors, no drybulk vessels owned by such Minority Invested Business will be managed by either of our Managers or any other person or entity in which Mr. Hajioannou has an ownership interest. These conflicts of interest may have an adverse effect on our business, financial condition and results of operations.

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

Our future success depends, to a significant extent, upon the experience and industry knowledge of our chief executive officer, Polys Hajioannou, and certain other members of our senior management and of our Managers. Polys Hajioannou has substantial experience in the drybulk shipping industry and for over 30 years has worked with us, our Managers and their predecessor. He and other members of our senior management and of our Managers manage our business and their performance is crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us or our Managers, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition could suffer. In addition, no assurance can be given that we will be able to attract or retain key management personnel and other key employees. We do not maintain, and do not intend to maintain, “key man” life insurance on any of our executive officers.

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

The United States, the European Union, the United Nations and other governments and their agencies impose sanctions and embargoes on certain countries and maintain lists of countries, individuals or entities they consider to be state sponsors of terrorism, involved in prohibited development of certain weapons or engaged in human rights violations. From time to time, vessels in our fleet have called and/or may call on ports located in countries identified by the United States government as state sponsors of terrorism and subject to United States economic sanctions. From January 1, 2022 through December 31, 2022, no vessels in our fleet made any calls on ports in Iran and Syria out of a total of 690 calls made on worldwide ports. From January 1, 2023 through December 31, 2023, no vessels in our fleet made any calls on ports in Iran and Syria out of a total of 809 calls made on worldwide ports. From January 1, 2024 through December 31, 2024, no vessels in our fleet made any calls on ports in Iran and Syria out of a total of 842 calls made on worldwide ports. Iran and Syria are identified by the United States government as state sponsors of terrorism. We will continue to monitor the economic sanctions in Syria following the recent collapse of Bashar al-Assad’s regime. Although these designations and controls do not prevent our vessels from making calls on ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our Common Stock. Investor perception of the value of our Common Stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Our policy is for our vessels to avoid making calls on ports in Iran and Syria unless, in the case of Iran, the charterer represents to us that the cargo is not in contravention with any E.U., U.S. or United Nation sanctions and the export of such cargo has been authorized by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

If our vessels call on ports located in countries that are subject to sanctions and embargoes imposed by the U.S. or other governments, it could adversely affect our reputation and the market for our shares. From time to time, on charterers’ instructions, our vessels may call on ports located in countries subject to certain sanctions and embargoes identified as state sponsors of terrorism. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In addition, charterers and other parties that we have previously entered into contracts with regarding our vessels may be affiliated with persons or entities that are now or may become the subject of sanctions imposed by the U.S.

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

Our corporate affairs are governed by our articles of incorporation, our bylaws and by the Marshall Islands Business Corporations Act (“BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. The rights of shareholders of companies incorporated in the Republic of the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the non-statutory laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Republic of the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a more substantial body of case law in the corporate law area. Additionally, the Republic of the Marshall Islands does not have a legal provision for bankruptcy or a general statutory mechanism for insolvency proceedings. As such, any bankruptcy action involving the Company would have to be initiated outside of the Marshall Islands, and our shareholders and creditors may experience delays in their ability to recover their claims after any such insolvency or bankruptcy.

It may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are incorporated under the laws of the Republic of the Marshall Islands, and our Managers’ business is operated primarily from their offices in Cyprus, Greece and Monaco. In addition, a majority of our directors and officers are or will be non-residents of the United States, and all of our assets and a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under the securities laws or otherwise. You may also have difficulty enforcing, both within and outside of the United States, judgments you may obtain in the United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. There is also substantial doubt that the courts of the Republic of the Marshall Islands, the Republic of Cyprus or Greece would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.

We may be subject to lawsuits for damages and penalties.

The nature of our business exposes us to the risk of lawsuits for damages or penalties relating to, among other things, personal injury, property casualty and environmental contamination. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. However, such claims, even if lacking merit, defending against them could result in the expenditure of significant financial and managerial resources.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
Under some jurisdictions, vessels used for the conveyance of illegal drugs could subject the vessels to forfeiture to the government of such jurisdiction. Vessels in our fleet may call in ports in South America and other areas where smugglers, during vessel operations, and without our knowledge, may attempt to hide drugs and other contraband on those vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any member of the vessels' crew, we may face governmental or other regulatory claims, restrictions or penalties which could have an adverse effect on our reputation, our business, results of operations, cash flows and financial condition.

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

As of February 28, 2025, Polys Hajioannou owned or controlled approximately 45.96%, of our outstanding Common Stock (see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders” for more information). Polys Hajioannou is the largest shareholder of the Company and is able to significantly influence the outcome of matters on which our shareholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions including mergers, sales of assets or other similar transactions. The interests of Polys Hajioannou, in some circumstances, may be different from yours.

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

The market price of our Common Stock may be adversely affected by sales of substantial amounts of our Common Stock sale offerings.

In August 2024, the Company filed a Registration Statement on Form F-3 with the SEC. The Company does not currently have an active at the market offering program (“ATM”).

In 2020 and 2021, the Company sold its Common Stock through an ATM program, which was terminated by the Company on May 8, 2023. While the Company does not presently have an ATM program, our board of directors could adopt an ATM program in the future dependent upon market conditions.

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

The Company may, from time to time, repurchase Common Stock or Preferred Shares in the open market, in privately negotiated transactions or otherwise, depending upon several factors, including market and business conditions, the trading price of our Common Stock and other investment opportunities. The repurchase programs may be limited, suspended or discontinued at any time without prior notice. In June 2019, we announced a share repurchase program under which we could, from time to time, purchase up to 5,000,000 shares of Common Stock in the aggregate on the open market. In March 2020, we expanded such share repurchase program to provide for the repurchase of an additional 1,500,000 shares of Common Stock on the open market. In March 2020, we announced a preferred share repurchase program under which we could, from time to time, purchase up to 100,000 shares of each of our Series C Preferred Shares and Series D Preferred Shares on the open market. Additionally, in March 2022, we issued a notice of redemption of 1,492,554 of the outstanding Series C Preferred Shares. The redemption was completed on April 29, 2022, at a redemption price of $25.00 per Series C Preferred Share in the amount of $37.3 million plus all accumulated and unpaid dividends to, but excluding, the redemption date, of $0.7 million. Following the redemption, there were 804,950 Series C Preferred Shares outstanding, as of December 31, 2022, as of December 31, 2023 and as of December 31, 2024. In June 2022, we authorized a program under which we could, from time to time, purchase up to 5,000,000 shares of Common Stock in the aggregate on the open market. In March 2023, we expanded such share repurchase program to provide for the repurchase of an additional 5,000,000 shares of Common Stock on the open market, up to a total of 10,000,000 shares of Common Stock, all of which had been repurchased and canceled. In May 2023, we authorized a program under which we could, from time to time, purchase up to 5,000,000 shares of Common Stock in the aggregate on the open market. In July 2023, the Company terminated the program, having repurchased and canceled an amount of 139,891 shares of Common Stock. In November 2023, we authorized an additional repurchase program for up to 5,000,000 shares of Common Stock. In April 2024, the Company terminated the program, having repurchased and canceled an amount of 4,860,953 shares of Common Stock. In November 2024, we authorized an additional repurchase program for up to 5,000,000 shares of Common Stock. In December 2024, the Company terminated the program, having repurchased and canceled an amount of 1,488,690 shares of Common Stock. In February 2025, we authorized a repurchase program for up to 3,000,000 shares of Common Stock. The program supersedes any prior repurchase program of the Company. As of February 28, 2025, the Company had repurchased and cancelled an amount of 30,059 shares of Common Stock under the repurchase program.

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
•loss of preferential tax rates for dividends received by certain non-corporate United States holders, loss of “mark-to-market” election by United States holders in the event we are treated as a ''passive foreign investment company'', and loss of our tax exemption under Section 883 of the Internal Revenue Code of 1986, as amended (the “Code”); and
•cause a default under certain senior secured credit facilities.

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

The Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Preferred Shares may be required to bear the financial risks of an investment in the Preferred Shares for an indefinite period of time. Our Preferred Shares are subordinate to all of our existing and future indebtedness and to any other senior securities we may issue in the future with respect to assets available to satisfy claims against us. Each series of our Preferred Shares rank pari passu with one another and any class or series of capital stock established after the original issue date of such preferred shares that is not expressly subordinated or senior to such preferred shares as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up. As of December 31, 2024, we had aggregate debt outstanding of $545.6 million, of which $60.8 million payable within the next 12 months. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends on or redeem preferred shares. In March 2022, we issued a notice of redemption of 1,492,554 of the outstanding Series C Preferred Shares. The redemption was completed on April 29, 2022, at a redemption price of $25.00 per Series C

Preferred Share in the amount of $37.3 million plus all accumulated and unpaid dividends to, but excluding, the redemption date, of $0.7 million. Following the redemption, there were 804,950 Series C Preferred Shares outstanding, as of December 31, 2024. Our articles of incorporation currently authorize the issuance of up to 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of December 31, 2024, 804,950 shares of Series C Preferred Shares and 3,195,050 shares of Series D Preferred Shares were issued and outstanding. Of the blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a shareholders rights plan as described under “Item 10. Additional Information—B. Articles of Incorporation and Bylaws—Shareholders Rights Plan.” The issuance of additional preferred shares on a parity with or senior to the Preferred Shares would dilute the interests of holders of such shares, and any issuance of preferred shares senior to such preferred shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Preferred Shares.

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

Over the past 35 years under the leadership of Polys Hajioannou, we have sold or contracted to sell 31 drybulk vessels during periods of what we viewed as favorable second-hand market conditions and have contracted to acquire 67 drybulk newbuilds and 14 drybulk second-hand vessels. Also under his leadership, we have expanded the classes of drybulk vessels in our fleet and the aggregate carrying capacity of our fleet has grown from 887,900 dwt prior to our initial public offering in May 28, 2008 to 4,641,600 dwt as of February 28, 2025. Information on our capital expenditure requirements are discussed in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” More recently after 2020, we have initiated an extensive fleet renewal and upgrade program by which we have ordered 18 newbuilds with advance energy efficiency characteristics with deliveries from 2022 onwards, on top of 11 existing ships built after 2014 with superior energy efficiency characteristics compared to pre-2014 designs, known as eco-ships; environmentally upgraded 25 existing vessels and replaced 14 older vessels with seven younger second-hand vessels in order to establish a competitive advantage in the developing environment towards decarbonization. The quality and size of our current fleet, together with our long-term relationships with several of our charter customers, are, we believe, the results of our long-term strategy of maintaining a high quality fleet, our broad knowledge of the drybulk industry and our strong management team. In addition to benefiting from the experience and leadership of Polys Hajioannou, we also benefit from the expertise of our Managers which, along with their predecessor, have specialized in drybulk shipping since 1965. In June 2008, we completed an initial public offering of our Common Stock in the U.S. and our Common Stock began trading on the NYSE. Our principal executive office is located at Apt. D11, Les Acanthes, 6, Avenue des Citronniers MC 98000 Monaco. Our registered address in the Republic of the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands, MH96960 and telephone numbers are +30 2 111 888 400 and +357 25 887 200. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that we file electronically with the SEC.

B.    Business Overview

We are an international provider of marine drybulk transportation services, that owns and operates a modern and diverse fleet of dry bulk vessels, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest consumers of marine drybulk transportation services. As of February 28, 2025, we had a fleet of 46 drybulk vessels, with an aggregate carrying capacity of 4,641,600 dwt.

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

Our ESG Strategy

During previous years, a number of countries and the IMO, have adopted regulatory frameworks to reduce GHG emissions (increased energy efficiency standards for existing vessels and newbuilds, classification of vessels on the basis of annual CO2 emissions, cap and trade regimes, carbon taxes and penalties, and incentives or mandates for using alternative fuels with lower carbon footprint compared to fossil fuels or using renewable energy), due to concerns over the risk of climate change. GHG emissions reduction measures for achieving 2030 goals, adopted or to be adopted by the IMO, EU and other jurisdictions, may impose operational and financial restrictions such as the EU emission trading system ETS on the basis of CO2 emissions and the Fuel EU which provides for penalties on the carbon intensity of the fuel above preset limits, affecting increasingly more the less efficient vessels, reducing their trade and competitiveness, increasing their environmental compliance costs, imposing additional energy efficiency investments, or even making such older, less energy efficient vessels obsolete. The environmental initiatives are complemented with initiatives towards the local societies where we operate and the way our company is governed, altogether included in a framework known as Environmental, Social and Governance or "ESG". Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices hindering access to capital and reallocating capital as a result of their assessment of a company’s ESG practices.

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

As of February 28, 2025, our fleet consisted of 46 vessels, 11 of which are eco-ships built after 2014, with superior energy efficiency characteristics compared to pre-2014 designs, and 11 vessels built 2022 onwards, compliant with the most recent IMO GHG Phase 3 - NOx Tier III regulations. In addition, the Company's outstanding orderbook consists of seven newbuilds compliant with the IMO GHG Phase 3 - NOx Tier III regulations, including two methanol dual fueled, to be delivered one in 2025, four in 2026 and two in 2027, and following all scheduled deliveries, reaching 29 vessels with improved energy efficiency characteristics. The aggregate capital expenditure for the eighteen newbuilds exceeded $650 million.

During the last three years and until February 28, 2025, the Company has sold or contracted to sell 14 vessels with total deadweight of 1.11 million tonnes and of 14.5 years average age with aggregate gross sale proceeds of $237.9 million and acquired seven second-hand vessels with total deadweight of 0.97 million tonnes and of 9.2 years average age at an aggregate gross acquisition cost of $187.0 million.

In parallel and as of February 28, 2025, we have completed environmental upgrades on 25 vessels through an extensive vessel environmental upgrade program which involves application of low friction paints and installation of energy saving device.While we are investing in newbuilds, relatively young second-hand vessels and environmental upgrades, we continue to monitor technological developments in relation to new environmentally friendly alternative marine fuels, which we expect will play an increasingly important role in the next decade.

As of February 28, 2025, we have installed Scrubbers on 21 of our vessels, including in all eight of our Capesize class vessels, effectively reducing SOx emissions compared to VLSFO and capitalizing on our Scrubber investments in relation to price differential between VLSFO and HSFO. The total cost of the Scrubber investments has amounted to $57.7 million, which we estimate we have already recovered through the additional earnings of the Scrubber-fitted vessels. As of February 28, 2025, we have retrofitted our entire fleet with BWTS.

On the financing front, during the last three years, we were one of the first shipping companies which had secured two sustainability-linked financings with separate lenders, of $160.0 million and for 11 of our vessels in aggregate, both of which incorporated incentive discount or increase on interest rate, linked to independently verified predetermined emission targets.

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

Our Fleet, Newbuilds and Employment Profile

As of February 28, 2025, our fleet comprised 46 vessels, of which 8 are Panamax class vessels, 13 are Kamsarmax class vessels, 17 are Post-Panamax class vessels and 8 are Capesize class vessels, with an aggregate carrying capacity of 4,641,600 dwt and an average age of 10.1 years.

Our orderbook consists of seven environmentally advanced Japanese and Chinese Kamsarmax class newbuild vessels, including two methanol dual-fueled, with scheduled deliveries one in the remainder of 2025, four in 2026 and two in 2027. All seven newbuilds are designed to comply with the requirements of the IMO for EEDI Phase 3 and NOx Tier III. Assuming no additional vessel sales occur for any of our vessels and delivery of all seven contracted newbuild vessels through 2027 as scheduled, our fleet will comprise of 8 Panamax class vessels, 20 Kamsarmax class vessels, 17 Post-Panamax class vessels and 8 Capesize class vessels, and the aggregate carrying capacity of our 53 vessels will be 5,213,400 dwt. The majority of vessels in our fleet have sister ships with similar specifications. We believe using sister ships provides cost savings because it facilitates efficient inventory management and allows for the substitution of sister ships to fulfill our period time charter obligations.

The table below presents additional information with respect to our drybulk vessel fleet, including our newbuilds, and their deployment as of February 28, 2025. Certain vessels that are chartered on time charters at a daily gross charter rate linked to the Baltic Panamax Index ("BPI"),or the Baltic Capesize Index ("BCI"), are shown in the below table with the special notation BPI or BCI, plus or minus the relevant charter hire adjustments, where applicable. For certain vessels that are equipped with Scrubbers, the benefit from Scrubber operation (the ''Scrubber Benefit'') is calculated on the basis of the price differential between HSFO and VLSFO for the specific voyage. In cases where the Scrubber Benefit can be calculated or it is a part of the charter rate, it is included in the referenced charter rate. A special notation on the table is provided in cases where the Scrubber Benefit is not part of the referenced charter rate and it cannot be calculated.

Vessel Name	Dwt	Year Built [1]	Country of Construction	Charter Type	Charter Rate [2]	Commissions [3]	Charter Period [4]		Sister Ship [5]
CURRENT FLEET
Panamax
Zoe [12]	75,000	2013	Japan	Spot	$5,425	5.00%	January 2025	April 2025
				Period	$13,000	5.00%	April 2025	February 2026
Koulitsa 2	78,100	2013	Japan	Period	$16,500	5.00%	July 2024	May 2025
Kypros Land [12]	77,100	2014	Japan	Period[14]	$13,800	3.75%	August 2020	August 2022	H
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sea	77,100	2014	Japan	Period[14]	$13,800	3.75%	July 2020	July 2022	H
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kypros Bravery	78,000	2015	Japan	Period[13]	$11,750	3.75%	August 2020	August 2022	F
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sky	77,100	2015	Japan	Period[13]	$11,750	3.75%	August 2020	August 2022	H
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Loyalty	78,000	2015	Japan	Period[13]	$11,750	3.75%	July 2020	July 2022	F
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kypros Spirit	78,000	2016	Japan	Period[14]	$13,800	3.75%	August 2020	August 2022	F
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	Period	$11,600	5.00%	November 2024	April 2025	A
Pedhoulas Leader	82,300	2007	Japan	Period	$12,800	5.00%	February 2025	July 2025	A
Pedhoulas Commander	83,700	2008	Japan	Period	$11,500	5.00%	February 2025	June 2025
Pedhoulas Rose	82,000	2017	China	Period[19]	$10,950	3.75%	January 2025	July 2025
Pedhoulas Cedrus[15]	81,800	2018	Japan	Period	$15,000	5.00%	October 2024	March 2025
				Period	$15,500	5.00%	March 2025	August 2025

Vassos[9]	82,000	2022	Japan	Period	.	5.00%	December 2024	March 2025
Pedhoulas Trader[7]	82,000	2023	Japan	Period	$19,500	5.00%	July 2024	July 2025
Morphou	82,000	2023	Japan	Period[25]	$13,900	5.00%	December 2024	August 2025	J
Rizokarpaso[10]	82,000	2023	Japan	Period	$16,900	5.00%	November 2024	September 2025	J
Ammoxostos[11]	82,000	2024	Japan	Period[27]	$13,607	5.00%	January 2025	June 2025	J
Kerynia	82,000	2024	Japan	Period	$13,600	5.00%	January 2025	May 2025	J
Pedhoulas Farmer	82,500	2024	China	Spot[28]	$16,500	5.00%	December 2024	March 2025	K
				Period	$15,700	3.75%	March 2025	July 2025
Pedhoulas Fighter	82,500	2024	China	Period	$13,000	5.00%	February 2025	June 2025	K
Post-Panamax
Marina	87,000	2006	Japan	Spot[19]	$7,000	5.00%	February 2025	March 2025	C
Xenia	87,000	2006	Japan	Period[19]	$14,500	5.00%	October 2024	April 2025	C
Sophia	87,000	2007	Japan	Spot[19,30]	$9,000	5.00%	February 2025	April 2025	C
Eleni	87,000	2008	Japan	Spot[19]	$5,250	5.00%	January 2025	March 2025	C
				Period[19]	$13,200	5.00%	March 2025	July 2025
Martine	87,000	2009	Japan	Spot[19,31]	$5,000	5.00%	January 2025	March 2025	C
Andreas K	92,000	2009	South Korea	Spot[19]	$5,500	5.00%	January 2025	March 2025	D
Agios Spyridonas	92,000	2010	South Korea	Period[19]	$12,500	5.00%	November 2024	April 2025	D
Venus Heritage [12]	95,800	2010	Japan	Period[19]	$17,950	5.00%	November 2024	July 2025	E
Venus History [12]	95,800	2011	Japan	Period[19,32]	$11,071	5.00%	January 2025	May 2025	E
Venus Horizon	95,800	2012	Japan	Period[19]	$18,000	5.00%	September 2024	May 2025	E
Venus Harmony	95,700	2013	Japan	Period	$17,700	5.00%	December 2024	July 2025
Troodos Sun [17]	85,000	2016	Japan	Spot[19]	$11,300	5.00%	February 2025	May 2025	G
Troodos Air	85,000	2016	Japan	Spot[19]	$9,000	5.00%	January 2025	March 2025	G
Troodos Oak	85,000	2020	Japan	Period	$14,500	5.00%	October 2024	March 2025
Climate Respect	87,000	2022	Japan	Period[24]	$22,400	5.00%	May 2024	May 2025	I
Climate Ethics	87,000	2023	Japan	Period[33]	$15,896	5.00%	December 2024	October 2025	I
Climate Justice	87,000	2023	Japan	Period	$21,500	5.00%	July 2023	June 2025	I

Capesize
Mount Troodos	181,400	2009	Japan	Period[19,21]	$20,000	5.00%	July 2024	May 2026
Kanaris	178,100	2010	China	Period[6]	$25,928	2.50%	September 2011	September 2031
Pelopidas	176,000	2011	China	Period[19,26]	$25,250	3.75%	June 2022	May 2025
Aghia Sofia[16]	176,000	2012	China	Period[19,24]	$26,000	5.00%	July 2024	February 2026
Stelios Y	181,400	2012	Japan	Period[20]	BCI 5TC * 117%	3.75%	November 2024	February 2027	B
Lake Despina[8]	181,400	2014	Japan	Period[19,18]	$25,911	3.75%	December 2024	July 2028
Maria	181,300	2014	Japan	Period[19,23]	$25,950	5.00%	April 2024	March 2028	B
Michalis H	180,400	2012	China	Period[19,22]	$23,000	3.75%	September 2022	July 2025
Total	4,476,600
Chartered-In
Arethousa [29]	75,000	2012	Japan	Spot	$8,000	5.00%	January 2025	March 2025
Total	75,000
Newbuilds orderbook
TBN	82,000	Q2 2025	Japan
TBN	81,800	Q2 2026	Japan
TBN	81,800	Q3 2026	Japan
TBN	81,200	Q4 2026	China
TBN	82,000	Q4 2026	Japan
TBN	81,200	Q1 2027	China
TBN	81,800	Q1 2027	Japan
Subtotal	571,800
Total	5,048,400
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
(4)    The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of February 28, 2025, the scheduled start dates. Actual start dates and redelivery dates may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.
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
(12)     MV Zoe, MV Kypros Land, MV Venus Heritage and MV Venus History were sold and leased back in November 2019, on a bareboat charter basis, one for a period of eight years and three for a period of seven and a half years, with a purchase option in favor of the Company five years and nine months following the commencement of the bareboat charter period at a predetermined purchase price. The purchase options were exercised in August 2024 and all four vessels will be acquired in August 2025.
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
(18)     A period time charter for a duration of 3 years at a gross daily charter rate of $22,500 plus a one-off $3.0 million payment upon charter commencement. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at a gross daily charter rate of $27,500. In September 2024, the Company agreed the extension of the long-term period time charter. The new time charter period will commence in December 2024 with a minimum duration of four years until July 2028 at a gross daily time charter rate of $24,000, plus a one-off $2.5 million payment upon the new period charter commencement, plus compensation for the use of the Scrubber.
(19)     Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the HSFO and the VLSFO cost for the voyage and is not included on the daily.
(20)     A period time charter for a duration of two and a half years at a gross daily charter rate linked to the BCI 5TC times 117%. The charter agreement also grants the charterer an option to extend the period time charter for an additional three years at a gross daily charter rate of $23,000.
(21)    A period time charter for a duration of 22 to 26 months at a gross daily charter rate of $20,000. The charter agreement also grants the charterer an option to extend the period time charter to a total duration of 34 to 36 months at the same gross daily charter rate.
(22)    A period time charter for a minimum duration of three years at a gross daily charter rate of $23,000. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at the same gross daily charter rate.
(23)    A period time charter for a duration of 48 to 60 months at a gross daily charter rate of $25,950. The charter agreement also grants the charterer an option to extend the period time charter for an additional duration of 12 to 30 months at a gross daily charter rate of $26,250.
(24)    A period time charter for a duration of 18 to 21 months at a gross daily charter rate of $26,000. The charter agreement also grants the charterer an option to extend the period time charter to a total duration of 36 to 42 months at the same gross daily charter rate.
(25)    A period time charter for a duration of 8 to 11 months at a daily gross charter rate of $10,400 for the first 45 days and a daily gross charter rate of $14,700 for the remaining period.
(26)    A period time charter for a duration of three years at a gross daily charter rate of $25,250. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at the same gross daily charter rate.
(27)    A period time charter for a duration of 5 to 8 months at a daily gross charter rate of $12,500 for the first 50 days and a daily gross charter rate of $14,250 for the remaining period.
(28)    A spot time charter at a daily gross charter rate of $16,500 plus ballast bonus of $0.5 million upon charter commencement
(29)    In March 2023, the Company entered into an agreement to sell MV Efrossini, a 2012 Japanese-built, Panamax class vessel to an unaffiliated third party at a gross sale price of $22.5 million. The sale was consummated in July 2023, and upon delivery of the vessel to her new owners, renamed MV Arethousa, she was immediately chartered back by the Company at a gross daily charter rate of $16,050 for a period of ten to fourteen months. In July 2024 the Company extended the period of the charter agreement for a duration of five to seven months at a gross daily charter rate of $15,500 commencing from September 2024. In October 2024 the Company further extended the period of the charter agreement for an additional duration of four to seven months commencing from February 2025 at a gross daily charter rate of $13,750 for the first four months and $15,500 thereafter.
(30)    A spot time charter at a daily gross charter rate of $14,000 plus ballast bonus of $0.3 million upon charter commencement.
(31)    A spot time charter at a daily gross charter rate of $5,000 plus ballast bonus of $0.1 million upon charter commencement.
(32)    A period time charter for a duration of 5 to 7 months at a daily gross charter rate of $8,000 for the first 40 days and a daily gross charter rate of $12,350 for the remaining period.
(33)    A period time charter for a duration of 10 to 12 months at a daily gross charter rate of $15,000 for the first 30 days and a daily gross charter rate of $16,000 for the remaining period.

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

We intend to employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions, with some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with relatively stable cash flow and high utilization rates, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions. As of February 28, 2025, the average remaining duration of the charters for our existing fleet was 0.6 years. See, ''Item 5. Operational and Financial Review and Prospects D. Trend information.'' for additional information.

Our Customers

Since 2005, our customers have included over 30 national, regional and international companies, including Bunge, Cargill, Glencore, Daiichi, Intermare Transport G.m.b.H., Energy Eastern Pte. Ltd., NYK, NS United Kaiun Kaisha, Kawasaki Kisen Kaisha, Oldendorff GmbH and Co. KG, Louis Dreyfus Armateurs, Louis Dreyfus Commodities, ArcelorMittal or their affiliates. During 2024, two of our charterers, namely Nippon Yusen Kabushiki Kaisha and Cargill International S.A., accounted for 24.51% of our revenues, with each one accounting for more than 10.0% of total revenues. During 2023, two of our charterers, namely Olam International Limited and Cargill International S.A., accounted for 26.87% of total revenues with each one accounting for more than 10.0% of total revenues. During 2022, two of our charterers, namely Viterra B.V. (ex-Glencore Agriculture B.V.). and Cargill International S.A., accounted for 33.52% of total revenues with each one accounting for more than 10.0% of total revenues. We seek to charter our vessels primarily to charterers who intend to use our vessels without sub-chartering them to third parties. A prospective charterer’s financial condition and reliability are also important factors in negotiating employment for our vessels.

Management of Our Fleet

In May 2008, we entered into a management agreement with Safety Management and in May 2015, we entered into a management agreement with Safe Bulkers Management, pursuant to which our Managers provided us with our executive officers, technical, administrative, commercial and certain other services. Each of these management agreements expired on May 28, 2018. In May 2018, we entered into new management agreements (the "Original Management Agreements"), pursuant to which our Managers continue to provide us with technical, administrative, commercial and certain other services. Each of the Original Management Agreements was effective as of May 29, 2018 and had an initial three-year term which could be extended on a three-year basis on May 29, 2021 and May 29, 2024 upon mutual agreement with the Managers. On May 29, 2021, the Company and the Managers agreed to extend the term of the Original Management Agreements until May 28, 2024. On April 1, 2022, we entered into a new management agreement with the New Manager, and together with the Original Management Agreements, the "Management Agreements", with the initial term that expired on May 29, 2024. The Management Agreements were extended for an additional three-year period, subject to our ability to terminate each Management Agreement upon written notice at least 24 months prior to the end of the current term. Each Management Agreement will expire on May 29, 2027 and we expect to enter into new agreements with the Managers upon their expiration. The terms of any such new agreements have not yet been determined. Our arrangements with our Managers and their performance are reviewed by our board of directors. Our management team, collectively referred to in this annual report as our “executive officers,” provide strategic management for our company and also supervise the management of our day-to-day operations by our Managers. Our Managers report to us and our board of directors through our executive officers.

Pursuant to the Management Agreements, in return for providing such services our Managers receive a ship management fee of €950 per day per vessel and one of our Managers receives an annual ship management fee of €5.0 million. For the three year period from May 29, 2021 to May 28, 2024 the daily ship management fee was €875 and the annual ship management fee was €3.5 million. For the three year period from May 29, 2018 to May 28, 2021 the daily ship management fee was €875 and the annual ship management fee was €3.0 million. Our Managers also receive a commission of 1.0% based on the contract price of any vessel sold by it on our behalf, and a commission of 1.0% based on the contract price of any vessel bought by it on our behalf, including the acquisition of each of our contracted newbuilds. We also pay our Managers a supervision fee of $550,000 per newbuild, of which 50% is payable upon the signing of the relevant supervision agreement, and 50% upon successful completion of the sea trials of each newbuild, which we capitalize, for the on-premises supervision by selected engineers and others on the Managers’ staff of newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise.

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

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements” for more information.

Competition

We operate in highly competitive markets that are based primarily on supply and demand. Our business fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We believe we differentiate ourselves from our competition by providing modern vessels with advanced designs and technological specifications. As of February 28, 2025, our fleet had an average age of 10.1 years. The majority of our fleet has been built in Japanese shipyards, which we believe provides us with an advantage in attracting large, well-established customers, including Japanese customers.

The drybulk sector is characterized by relatively low barriers to entry, and ownership of drybulk vessels is highly fragmented. In general, we compete with other owners of Panamax class or larger drybulk vessels for charters based upon price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel.

Crewing and Shore Employees

Our management team consists of our chief executive officer, president, chief financial officer and assistant chief financial officer, chief operating officer, chief financial controller and assistant chief financial controller, chief compliance officer and our internal auditor. Our Managers are responsible for the technical management of our fleet and therefore also handle the recruiting, either directly or through crewing agents, of the senior officers and all other crew members for our vessels. As of December 31, 2024, approximately 941 people served on board the vessels in our fleet, and our Managers employed approximately 163 people on shore.

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

For the 2024/2025 policy year, the International Group maintained a three layer Group General Excess of Loss (“GXL”) GXL reinsurance program, together with an additional Collective Overspill layer, which combine to provide commercial reinsurance cover of up to $3.1 billion per vessel per incident, comprising of reinsurance for all claims of up to $2.1 billion per vessel per incident in excess of the $100.0 million insured by the Pool and an additional $1.0 billion in excess of the aforesaid $2.1 billion per vessel per incident in respect of claims for overspill.

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

Regulations: Safety and the Environment

General

Oceangoing vessels are subject to international conventions, national, state and local laws and regulations in force in international waters and the countries in which they operate or are registered.

The International Maritime Organization (the “IMO”) is the United Nations specialized agency with responsibility for the safety and security of shipping and the prevention of marine and atmospheric pollution by ships. Key IMO Conventions are the International Convention for the Safety of Life at Sea (“SOLAS”), 1974, as amended, which provides for the International Safety Management code (the “ISM”) and the International Ship Port-facility Security (the “ISPS”); the International Convention for the Prevention of Pollution from Ships, 1973, (the “MARPOL”) as modified by the Protocols of 1978 and 1997; and the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers ( the “STCW”) as amended, including the 1995 and the Manila Amendments. Other IMO regulations, in part, regulate maritime labor (the Maritime Labor Convention, “MLC”), greenhouse gas emissions (“GHG”), ballast water discharges, control of vessel antifouling systems and vessels’ recycling.

The United States (the “US”) through the Environmental Protection Agency (the “EPA”) have a regulatory framework which includes the Oil Prevention Act (“OPA 90”), the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) the Clean Water Act (the “CWA”) and the Clean Air Act (the “CAA”).

The European Union (the “EU”) focuses specifically on greenhouse gas emissions reduction through monitoring (the “EU MRV”), trading scheme (the “EU ETS”), adaptation of EU legislation to achieve CO2 emission targets (“Fit-for-55”) and the reduction of carbon content in fuels through a penalty mechanism (the “Fuel EU”).

Other national and local regulatory bodies in the jurisdictions where our vessels travel and in the ports where our vessels call, may have imposed or in the future may impose additional regulations, which we monitor.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (such as the US Coast Guard, the Australian Maritime Safety Authority - AMSA, the China Maritime Safety Administration – MSA, other Port State Controls and the harbor master or equivalent where we call), classification societies, flag state administration (country of registry), charterers and terminal operators. Certain of these entities require us to obtain permits, licenses, financial assurances and certificates for the operation of our vessels.

Our fleet complies with all current requirements and follows the periodical surveys required. Failure to follow the periodical surveys, the identification of deficiencies during inspections and failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels, which may materially adversely affect our business, financial condition and results of operations.

We expect that the regulatory environment will become more stringent in the following years, especially in relation to GHG emissions and discharges, which could limit the ability of our less efficient, or older vessels, or vessels equipped with Scrubbers to do business, or increase the cost of doing business, which may materially adversely affect our business, financial condition and results of operations and may require additional investments. We anticipate incurring additional expenditures in the current or subsequent fiscal years to comply with certain requirements, including the improvement of the fleet’s environmental profile. Because additional measures for environmental compliance are still under development, we cannot predict the ultimate cost of complying with such new stringent regulations.

Safety and environmental regulations can also affect the resale prices, or useful lives of our vessels or require reductions in cargo capacity, ship modifications or operational changes or restrictions. Failure to comply with these requirements could lead to decreased vessel availability, or more costly insurance coverage for environmental matters, or result in the denial of access to certain jurisdictional waters or ports, or the detention in certain ports, which would have a material adverse effect on our business, financial condition and results of operations.

We are implementing an extensive renewal program. We have ordered 18 Phase 3, Tier III newbuild vessels, have taken delivery of 11 of them, have sold 14 relatively older or less efficient vessels and have acquired 7 second hand relatively younger vessels. Additionally, we continue an environmental upgrade program in relation to the existing vessels in our fleet, which involves application of low friction paints and installation of energy saving devices. As of February 28, 2025 we have upgraded 25 existing vessels scheduling to upgrade four more by the end of 2025.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scraping of older vessels throughout the dry bulk shipping industry. As a result, we are required to maintain operating standards for all our vessels that emphasize efficiency, operational safety, quality maintenance, reduced environmental footprint, continuous training of our officers and crews and compliance with the regulations. Failure to maintain such standards may materially adversely affect our business, financial condition and results of operations.

The Company as part of the ISM compliance has implemented within 2024 voluntarily, an Integrated Management System, (“IMS”) in compliance with DryBMS standard, replacing the existing Safety Management Systems “SMS”, focusing on crew welfare, Code of Conduct and targeting higher levels of performance in terms of safety, health, security and pollution prevention of our fleet. The Managers are certified with ISO 14001 and ISO 50001 relating to environmental standards and energy efficiency respectively, while we have obtained additional environmental class notation for most of our fleet.

Environmental and safety regulations could incur material liabilities, including cleanup obligations and claims for natural resource, personal injury and property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental and safety regulations can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels. In addition, we are subject to the risk that we, our affiliated entities, or our or their respective officers, directors, shore employees, crew on board and agents may take actions determined to be in violation of such environmental and safety regulations and our environmental and safety policies. Any such actual or alleged environmental and safety regulations and policies violation, under negligence, willful misconduct or fault, could result in substantial fines, civil and/or criminal penalties or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention from our senior management. Events of this nature would have a material adverse effect on our business, financial condition and results of operations.

Under our Management Agreements, our Managers have assumed technical management responsibility for our fleet, including compliance with all applicable regulations. If the Management Agreements with our Managers terminate, we will attempt to hire another party to assume this responsibility. In the event of termination, we might be unable to hire another party to perform these and other services for the present fee structure and related costs. However, due to the nature of our relationship with our Managers, we do not expect our Management Agreements to be terminated early.

Regulatory Compliance

Vessel’s compliance with international conventions, corresponding regulations and ordinances of its flag state can be confirmed by the applicable port state control, flag state, or upon application or by official order, the classification society, acting and on behalf of the authorities concerned.

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
•Intermediate Surveys. Extended annual surveys are referred to as “intermediate surveys” and typically are conducted on the second or third annual survey after commissioning and after each class renewal.
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

Vessels are drydocked during intermediate and special surveys for repairs of their underwater parts. Intermediate surveys may not be required for vessels under the age of 15 years. If “in water survey” notation is assigned by class, as is the case for our vessels, the vessel owner has the option of carrying out an underwater inspection of the vessel in lieu of drydocking, subject to certain conditions. In the event that an “in water survey” notation is assigned as part of a particular intermediate survey, drydocking would be required for the following special survey thereby generally achieving a higher utilization for the relevant vessel. Drydocking can be undertaken as part of a special survey if the drydocking occurs within 15 months prior to the special survey due date. Special surveys may be extended under certain provisions for a period of up to three months from their due date. A detailed schedule of expected drydockings and special surveys for the next three years is provided in the following table:

Vessel Name	Drydocking	Scheduled Survey (1)
Pedhoulas Leader (2)	January-25	February-27
Kypros Bravery (2)	March-25	January-25
Kanaris (2)	March-25	March-25
Kypros Sky	March-25	March-25
Troodos Oak	April-25	April-25
Troodos Sun (2)	April-25	January-26
Kypros Loyalty	June-25	June-25
Sophia	December-25	June-27
Marina	January-26	January-26
Pedhoulas Merchant	March-26	March-26
Troodos Air (2)	March-26	March-26
Xenia	April-26	April-26
Andreas K	June-26	August-29
Pedhoulas Commander	July-26	February-27
Venus History (2)	October-26	September-26
Kypros Spirit	October-26	July-26
Eleni	November-26	November-28
Pelopidas	November-26	November-26
Michalis H	December-26	January-27
Agios Spyridonas	January-27	January-30
Pedhoulas Rose	January-27	January-27
Venus Horizon (2)	February-27	February-27
Martine	May-27	February-29
Vassos	May-27	May-27
Mount Troodos	July-27	November-29
Aghia Sofia	July-27	October-27
Climate Respect	July-27	July-27
Venus Heritage	November-27	December-25

(1) Intermediate, Docking or Special survey date.

(2) Environmental upgrades.

Failure to complete timely repairs, surveys, or dry dockings may affect our results of operations.

Following a survey, if any defects are found, the classification surveyor will issue a “recommendation or condition of class” which must be rectified by the vessel owner within the prescribed time limits.
In general, insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies (“IACS”). All our vessels are certified as being “in class”.

Environmental Regulations

IMO regulations

Prevention of Air Pollution from Ships - MARPOL Annex VI

MARPOL Annex VI sets limits on sulphur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons.

Emission Control Areas (“ECA”) have been established with more stringent controls on sulphur emissions. In ECA vessels must use more expensive fuels with fuel sulphur content up to 0.1%, (LSMGO), while the global sulphur cap was set at 3.5% before 2020. Presently, designated ECAs include specified areas of North America, the Caribbean, the North Sea and the Baltic Sea. The Mediterranean Sea was designated an ECA in 2024, which status will take effect on May 1, 2025.

In 2008, the IMO Marine Environment Protection Committee (“MEPC”) adopted amendments to Annex VI regarding particulate matter, nitrogen oxides and sulphur oxide emissions. These amendments, which entered into force in 2010, are designed to reduce air pollution from vessels by, among other things by:

i.Establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation (Tier I, Tier II, Tier III); and
ii.Implementing a progressive reduction of sulphur oxide emissions from ships.

In relation to Sulphur Oxides, a new global 0.5% sulphur cap on marine fuels came into force on January 1, 2020 reducing the previous sulphur cap of 3.5%, while the sulphur content of up to 0.1% is maintained for ECA. Vessels may use LSMGO (0.1% sulphur content) for ECA and VLSFO (0.5% sulphur content) globally, or HSFO (3.5% sulphur content) if they are equipped with Scrubbers. The viability of Scrubber investments mainly depends on the price differential between VLSFO, which usually is more expensive than HSFO. In case the Scrubber is designed to reduce sulphur oxide emissions to below 0.1% equivalent fuel sulphur content, HSFO may also be used in ECA improving the viability of Scrubber investments. Effluents restrictions from Scrubbers have been or are considered to be imposed in various jurisdictions, mainly in ports, which may affect the use, and as a consequence, the viability of such investments.

In response to sulphur oxides emissions regulations, since 2019 we have installed Scrubbers on 21 of our vessels. In all Scrubber-fitted vessels the Company has introduced critical spares inventory on board to secure smooth operation and compliance with existing regulations.

Our non-Scrubber-fitted vessels may use LSMGO for ECA passage and VLSFO globally. Our Scrubber-fitted vessels, which use HSFO, are designed to reduce the sulphur emissions of HSFO to levels below 0.1% sulphur content. As a result, they are suitable for global use and ECA passage with the cheaper HSFO, providing an additional commercial advantage based on further increased price differential of LSMGO versus HSFO compared to price differential of VLSFO versus HSFO and a further environmental advantage due to their reduced SOx emissions.

Additional, or new regulatory requirements, including the adoption of additional ECA, or other new or more stringent emissions requirements adopted by the IMO, the US, the EU, or individual states in which we operate, could require vessel modifications or otherwise increase the costs of our operations.

Discharge Regulations (MARPOL Annexes I, IV & V)

Discharges of oily substances, at sea: MARPOL Annex I covers all the fluids which contain oil and can be discharged overboard at sea. The affirmed objective of MARPOL Annex I, which entered into force on October 2, 1983, is to protect the marine environment through the complete elimination of pollution by oil and other damaging elements and to lessen the chances of accidental discharge of any such elements. Vessels are equipped with 15ppm oily water separator which prevents oil to be discharged at sea above this concentration. Violation of this regulation or faulty operation of this equipment could lead to substantial financial penalties, criminal actions against our crew and us and detention of the vessel. We comply with all provisions of MARPOL Annex I and have developed crew training sessions, managerial procedures, regular reviews and inspections to ensure such compliance by our vessels. Violation of MARPOL Annex I would have a material adverse effect on our business, financial condition and results of operations and would affect our reputation.

Discharges of sewage: MARPOL Annex IV contains a set of regulations regarding the discharge of sewage into the sea from ships, including regulations regarding the ships' equipment and systems for the control of sewage discharge, the provision of port reception facilities for sewage, and requirements for survey and certification. We comply with all provisions of MARPOL Annex IV and regularly conduct reviews and inspections to ensure such compliance with our vessels.

Discharge of garbage: MARPOL Annex V seeks to reduce the amount of garbage being discharged into the sea from ships. Garbage includes, among other things, all kinds of food waste, domestic and operational waste, all plastics, cargo residues, incinerator ashes, cooking oil etc. and should be disposed of continuously or periodically at port garbage reception facilities. We comply with all provisions of MARPOL Annex V and regularly conduct reviews and inspections to ensure such compliance with our vessels.

Greenhouse Gas Regulations

The IMO GHG strategy aims to significantly curb GHG emissions from international shipping. The strategy now aims to reduce well-to-wake GHG emissions by 20%, striving for 30% in 2030 and then 70%, striving for 80%, in 2040 compared to 2008, and reaching net-zero by 2050. There is also a 2030 target to achieve an uptake of zero or near-zero GHG emissions technologies, fuels and/or energy sources, representing at least 5%, striving for 10% of the energy used by international shipping. The GHG Strategy also addresses life cycle GHG emissions, with the overall objective of reducing GHG emissions within the boundaries of international shipping and preventing a shift of emissions to other sectors.

As of January 1, 2018, our vessels began monitoring and reporting CO2 emissions pursuant to the IMO Data Collection System (“DCS”) regulation.

IMO has developed short term measures for GHG reduction including the Energy Efficiency Design Index (the “EEDI”), the Energy Efficiency Existing Ship Index (the “EEXI”) and the Carbon Intensity index (the “CII”) and is in progress of developing medium term measures including a goal-based marine fuel standard (“GFS”) and an economic element known as “Levy”.

Short-term measures

The EEDI: The EEDI provides a specific figure for an individual vessel design, expressed in grams of CO2 per ship's capacity-mile (grams of CO2 per ton mile) and is calculated by a formula based on the technical parameters for a specific ship defined during its design stage. The reduction of EEDI for newbuilds takes place in three phases in a staggered manner, namely Phase 1 (between 2015 to 2019), 2 (between 2020 to 2024) and 3 (after 2025), each phase providing for a reduction by 10%, 20% and 30% respectively compared to a reference line representing the average efficiency for ships built between 2000 and 2010. EEDI Phase 4 can be introduced later this decade, further tightening requirements for newbuilds.

The EEXI: Like the EEDI, the EEXI is a design efficiency index calculated for an existing vessel, which requires a vessel to achieve a required level of technical efficiency (the “Required EEXI”) under specified reference conditions. The Required EEXI is the vessel’s required maximum grams of CO2 emitted per ship's capacity-mile (grams of CO2 per ton mile) under reference conditions, given its type and capacity and is set to a 20% reduction of CO2 emissions for existing ships.

Compliance is determined by the vessel’s design and arrangements and can be achieved either by implementation of energy efficiency measures or by limiting the maximum continuous rating of main engine leading to reduced vessel speed.

This regulation entered into force on January 1, 2023. Demonstration of compliance is required by the vessel’s first survey for the issue or endorsement of the International Air Pollution Prevention Certification, following entry into force.

All of our vessels have been issued an International Energy Efficiency Certificate by the classification society with respect to the compliance with the applicable requirements of the regulation.

However, further, reduction of the Required EEXI could correspond to lower vessel speeds below her operational and technical requirements making her commercially inefficient or may require additional energy efficiency investments, affecting vessel’s valuation our financial condition and our results of operations.

The CII: A mandatory CII expressed by the Annual Efficiency Ratio (“AER”) in grams of CO2 per dwt-mile, and a rating scheme was introduced on January 1, 2023, where all cargo vessels above 5,000 GT are given a rating of A to E every year as part of the IMO GHG Short Term measures. The rating thresholds will become increasingly stringent towards 2030. For ships that achieve a D rating for three consecutive years or an E rating, a corrective action plan needs to be developed as part of the Ship’s Energy Efficiency Management Plan (“SEEMP”) and approved. The SEEMP requirements are strengthened to include mandatory content, such as an implementation plan on how to achieve the CII targets and will be reviewed by the end of 2025, with particular focus on the enforcement of the carbon intensity rating requirements.

Candidate mid-term measures:

To ensure that shipping reaches the stated ambitions, the IMO has decided to implement a basket of measures consisting of two parts:
▪A technical element which will be a GFS regulating the phased reduction of marine fuel GHG intensity.
▪An economic element widely known as Levy, which will be some form of a maritime GHG emissions pricing mechanism.

The development of these measures will continue and will, according to the agreed timeline, be adopted in 2025 and enter into force around mid-2027.

MEPC 80 adopted the Guidelines on Life Cycle Assessment of GHG Intensity of Marine Fuels (the “LCA Guidelines”), which set out methods for calculating well-to-wake and tank-to-wake GHG emissions for all fuels and other energy carriers (e.g. electricity) used on a ship. These guidelines do not include any provision for application or requirements; they are intended to support the GFS under development. The IMO guidelines will be kept under review and developed further in the coming years, focusing on default emissions factors, sustainability criteria, fuel certification and handling of on-board carbon capture.

IMO GHG Regulations Impact

GHG reduction measures adopted, or further additional measures to be adopted by the IMO, may impose operational and financial restrictions, carbon tax and penalties affecting initially more, less efficient vessels starting from 2023, gradually affecting younger vessels, even newbuilds after 2030, reducing their trade and competitiveness, increasing their environmental compliance costs, imposing additional energy efficiency investments, or even making such vessels obsolete. Furthermore, the cost of new alternative fuels is expected to be high compared to fossil fuels and their availability at this stage, unknown.

All such and potentially other developments may result in financial impacts on our operations that we cannot predict with certainty at this time, which could have a material adverse effect on our business, financial condition and results of operations.

In response to the above GHG environmental regulations we monitor CO2 vessel emissions assessing in parallel the applicability of relevant energy efficiency measures. Furthermore, we pursue a fleet renewal strategy having sold 14 of our older less efficient vessels with average age 14.5 years old the last four years, acquired seven second hand vessels with average age 9.5 years old and placed orders for the acquisition of 18 dry-bulk newbuild vessels, including two methanol dual-fueled, with EEDI complying with IMO Phase 3 requirements, 11 of which have already been delivered to us, and implemented environmental upgrades in the existing fleet.

Other conventions relating to prevention of marine pollution

Control of Harmful Anti-fouling Systems on Ships convention

In 2001, IMO adopted the Anti-fouling system control convention which entered into force in 2008. The convention bans anti-fouling paints, which prevent marine life from attaching to ships but harm the environment and disrupt ecosystems. Parties to the Convention must ensure their ships, and others entering their ports, comply with these rules. All of our vessels have been issued an International Anti-Fouling System Certificate by the classification society with respect to the compliance with the applicable requirements of the regulation.

Ballast Water Management ("BWM") convention

In 2004 the IMO adopted the BWM Convention, implementing regulations calling for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention took effect in September 2017 with certain extensions. By September 8, 2024, all vessels subject to the BWM Convention are required to have installed a ballast water treatment system. We have installed a ballast water treatment system in all of our vessels and a Ballast Water Management Plan Statement of Compliance was issued.

Hong Kong Convention for the Safe and Environmentally Sound Recycling of Ships

On May 15, 2009, the IMO adopted the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009 (the “Hong Kong Convention”). The Hong Kong Convention will enter into force two years after it has been ratified by IMO member states representing at least 40% of the world fleet. The convention was signed by 67 member states of the IMO, and will enter into force on June 26, 2025, following the fulfillment of the ratification criteria by Bangladesh and Liberia on June 26, 2023. One of the key requirements of the Hong Kong Convention will be for ships over 500 gross tones operating in international waters to maintain an Inventory of Hazardous Materials (an “IHM”). We have established policies to ensure that each of our vessels covered by the Convention will maintain an accurate and up to date IHM. We are working actively with shipyards constructing our newbuilds on order to ensure that the vessels will be properly equipped with IHM.

US Regulations - Environmental Protection Agency

Oil Pollution Act

The OPA 90 streamlined and strengthened EPA's ability to prevent and respond to catastrophic oil spills. A trust fund financed by a tax on oil is available to clean up spills when the responsible party is incapable or unwilling to do so. The OPA 90 requires oil storage facilities and vessels to submit to the Federal government plans detailing how they will respond to large discharges. EPA has published regulations for above ground storage facilities; The OPA also requires the development of Area Contingency Plans to prepare and plan for oil spill response on a regional scale. All of our vessels have US Coast Guard-approved response plans.

OPA 90 preserves the right to recover damages under other existing laws, including maritime tort law.

All owners and operators of vessels over 300 gross tons are required to establish and maintain with the US Coast Guard evidence of financial responsibility sufficient to meet their potential aggregate liabilities under OPA 90 and under the CERCLA which is discussed in the following paragraph. An owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA 90 and CERCLA. We have complied with these requirements by providing a financial guarantee evidencing sufficient self-insurance. We have satisfied these requirements and obtained a US Coast Guard certificate of financial responsibility for all of our vessels.

The limits of responsible parties’ liability do not apply if an incident was directly caused by violation of applicable US safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

The US Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility, and that the insurer or guarantor may only assert limited defenses. Certain organizations that had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may limit the availability of coverage required by the US Coast Guard and could increase our costs of obtaining this insurance for our fleet, as well as the costs of our competitors that also require such coverage.

OPA 90 requires the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel.

OPA 90 specifically permits individual states to impose their own liability regimes regarding oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

We currently maintain, for each of our vessels, oil pollution liability coverage insurance in the amount of $1.0 billion per incident. Although our vessels carry a relatively small number of bunkers, a spill of oil from one of our vessels could be catastrophic under certain circumstances. We also carry hull and machinery protection and indemnity insurance to cover the risks of fire and explosion.

While we believe that our existing insurance coverage is adequate, not all risks can be insured and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates. If the damage from a catastrophic spill exceeds our insurance coverage, the payment of that damage could have a severe, adverse effect on us and could possibly result in our insolvency.

Comprehensive Environmental Response Compensation and Liability Act

The CERCLA was enacted by Congress on December 11, 1980. This law created a tax on the chemical and petroleum industries and provided broad Federal authority to respond directly to releases or threatened releases of hazardous substances that may endanger public health or the environment.

Liability under CERCLA is generally limited to the greater of $300 per gross ton or $0.5 million per vessel carrying non-hazardous substances ($5.0 million for vessels carrying hazardous substances), unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited.

Clean Water Act

The Clean Water Act establishes the basic structure for regulating discharges of pollutants into the waters of the United States and regulating quality standards for surface waters. The basis of the CWA was enacted in 1948 and was called the Federal Water Pollution Control Act, but the Act was significantly reorganized and expanded in 1972. "Clean Water Act" became the Act's common name with amendments in 1972.

Under the CWA, EPA has implemented pollution control programs such as setting wastewater standards for industry. EPA has also developed national water quality criteria recommendations for pollutants in surface waters.

It also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recently enacted OPA 90 and CERCLA, discussed above. Under the CWA, EPA has implemented pollution control programs such as setting wastewater standards for industry. The CWA made it unlawful to discharge any pollutant from a point source into navigable waters, under certain conditions.

Under EPA regulations, commercial vessels greater than 79 feet in length are required to obtain coverage under the National Pollutant Discharge Elimination System (“NPDES”) the US Vessel General Permit (the “VGP”) to discharge ballast water and other wastewater into US waters by submitting a Notice of Intent (a “NOI”).

We have submitted NOIs for our vessels operating in US waters and anticipate incurring costs to meet the requirements of the VGP.

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

The 2013 VGP contains more stringent effluent limits for oil to sea interfaces and exhaust gas scrubber wash water, which will improve environmental protection of US waters. The 2013 VGP requires the use of an environmentally acceptable lubricant for all oil to sea interfaces for vessels or alternative seal systems, unless technically infeasible. The intent of this new requirement is to reduce the environmental impact of lubricant discharges on the aquatic ecosystem by increasing the use of environmentally acceptable lubricants for vessels operating in waters of the US. All of our vessels are in compliance with the 2013 VGP.

On December 4, 2018, the Vessel Incidental Discharge Act (''VIDA'') requires EPA to develop new national standards of performance for commercial vessel incidental discharges and the US Coast Guard (the ''USCG'') to develop corresponding implementing regulations.

Pursuant to VIDA, the VGP interim requirements apply until EPA publishes future standards and the USCG publishes corresponding implementing regulations under VIDA (anticipated in 2026).

Several US states, such as California, adopted more stringent legislation or regulations relating to the permitting and management of ballast water discharges compared to EPA regulations. These requirements do not currently impact on our operational costs, as such technologies are not currently available. However, if a decision is made to comply with such requirements, we could incur additional investment during the installation of any such ballast water treatment plants.

Clean Air Act

To protect public health and welfare nationwide, the Clean Air Act requires EPA to establish national ambient air quality standards for certain common and widespread pollutants based on the latest science.

EPA has set air quality standards for six common "criteria pollutants": particulate matter (also known as particle pollution), ozone, sulfur dioxide, nitrogen dioxide, carbon monoxide, and lead.

States are required to adopt enforceable plans to achieve and maintain air quality meeting the air quality standards. State plans also must control emissions that drift across state lines and harm air quality in downwind states. The setting of these pollutant standards was coupled with directing the states to develop state implementation plans (“SIPs”), applicable to appropriate industrial sources in the state, in order to achieve these standards. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.

European Union Regulations

Greenhouse Gas Regulations

The EU has implemented environmental policies targeting to curb CO2 emissions, having intermediate targets 55% reduction by 2030 and 80% reduction by 2050. The EU legislation covers inwards and outwards voyages to and from EU ports as well as intra voyages within EU. The monitoring, reporting and verification of CO2 emissions from maritime transport is done through the EU MRV mechanism, which runs in parallel with the globally applicable IMO DCS system. The main pillars of legislation include a trading scheme EU ETS applicable from January 1, 2024 and a penalty scheme known as Fuel EU, which promotes the use of alternative low carbon intensity non biological origin fuels, applicable from January 1, 2025.

EU Emissions Trading System

The European Parliament and Council have revised the EU ETS, Directive 2003/87/EC, introducing the extension to maritime transport which initiated January 1, 2024. The EU ETS is a cornerstone of the EU's policy to combat climate change and its key tool for reducing greenhouse gas emissions cost-effectively.

The EU ETS, requires shipping companies to surrender 40% of European Union Allowances (“EUAs”) in 2024, 70% in 2025 and 100% in 2026; each EUA corresponding to a ton of CO2 equivalent emitted, as recorded by the EU MRV. All emissions from intra-EU voyages and within EU ports will be covered by the EU ETS, and 50% of the emissions for journeys to or from a non-EU country.

The annual procedure of EU MRV, together with all the associated processes, is known as the EU ETS compliance cycle. Operators covered by the EU ETS are required to have an approved monitoring plan for monitoring and reporting annual emissions. Every year, operators must submit an emissions report. The data for a given year must be verified by an accredited verifier by March 31 of the following year. Once verified, operators must surrender the equivalent number of EUAs by September 30 of that year.

EU “Fit-for-55” and FuelEU Maritime

In July 2021, the EU tabled the 'Fit for 55' package as a response to the requirements in the EU Climate Law to reduce Europe's net greenhouse gas emissions.

In July 2023, as part of Fit for 55, the EU completed the legislative procedure and adopted the FuelEU Maritime initiative directed at the shipping industry, with the goal to reduce the greenhouse gas intensity of the energy used on-board by 55% until 2030 and by 80% until 2050. The new rules promote the use of renewable and low-carbon fuels in shipping and are coming into force on January 1, 2025. FuelEU takes into account all greenhouse gas emissions (not only CO2) from the entire supply chain ('well-to-wake').

The FuelEU Maritime regulation contains the following main provisions:

•measures to ensure that the greenhouse gas intensity of fuels used by the shipping sector will gradually decrease over time, by 2% in 2025 to as much as 80% by 2050.
•a special incentive regime to support the uptake of the so-called renewable fuels of non-biological origin with a high decarbonization potential.
•an exclusion of fossil fuels from the regulation’s certification process.

•a voluntary pooling mechanism, under which ships will be allowed to pool their compliance balance with one or more other ships, with the pool – as a whole - having to meet the greenhouse gas intensity limits on average.
•revenues generated from the regulation’s implementation (FuelEU penalties) should be used for projects in support of the maritime sector’s decarbonization with an enhanced transparency mechanism.
•monitoring of the regulation’s implementation through the Commission’s reporting and review process.

EU GHG Regulations Impact

Only a part of our trade is done from, to and within EU and as a consequence the EU GHG regulations are expected to have lesser impact compared to IMO GHG regulations which will be implemented after 2027. However, as our fleet is renewed with energy efficient Phase 3 vessels and the energy efficiency of existing vessels is improved through an extensive environmental upgrading program, we expect that from January 1, 2025 that the implementation of FuelEU will start, the trade covered by EU regulations will increase.

As GHG legislation in EU is implemented in a staggered manner with gradually increasing taxes and penalties and additional EU regulations may come into force in the future to achieve the stated EU CO2 emissions targets, we cannot predict with certainty what will be the financial impact, but we expect that increasingly more stringent regulations will have a material adverse effect on our business, financial condition and results of operations.

EU Ship Recycling Regulation

On November 20, 2013, the EU adopted Regulation (EU) No 1257/2013 (the “EU Ship Recycling Regulation”), which seeks to facilitate the ratification of the Hong Kong Convention and sets forth rules relating to vessel recycling and management of hazardous materials on vessels. In addition to new requirements for the recycling of vessels, the EU Ship Recycling Regulation contains rules for the control and proper management of hazardous materials and prohibits or restricts the installation or use of certain hazardous materials on vessels. The EU Ship Recycling Regulation applies to vessels flying the flag of an EU member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. The EU Ship Recycling Regulation took effect on non-EU-flagged vessels calling on EU ports of call beginning as of December 31, 2020. Our vessels comply with this regulation.

Chinese environmental regulations

The China Maritime Safety Administration (the “China MSA”) issued the Regulation on Data Collection of Energy Consumption for Ships in November 2018. This regulation is effective as of January 1, 2019, and requires ships calling on Chinese ports to report fuel consumption and transport work details directly to the China MSA. This regulation also contains additional requirements for Chinese-flagged vessels (domestic and international) and for other non-Chinese-flagged international navigating vessels. In November 2022, the China MSA published an additional Regulation of Administrative Measures of Ship Energy Consumption Data and Carbon Intensity, which came into effect on December 22, 2022. This regulation was essentially enacted to implement MARPOL Annex VI to Chinese-flagged vessels, though a few of its provisions also apply to foreign ships with a gross tonnage of at least 400 entering and exiting Chinese ports. This Regulation essentially applies more stringent rules around that collection and reporting of data related to ships’ energy consumption, as is already required by the 2018 regulation.

On October 23, 2023, the China MSA published a circular modifying its monitoring and inspection requirements for vessels listed as being subject to intensified monitoring and inspection. Having entered into effect on December 1, 2023, the circular overrides 2013 rules to expand the kinds of vessels that can be entered into the list, while also authorizing provincial-level MSA offices to enter vessels parallel to the China MSA’s existing authority. The rules as modified no longer distinguish between Chinese and foreign vessels, while conditions have been established to remove a vessel from the list. Currently, our Company has no vessels on the list in question, and we monitor compliance with applicable rules and regulations to avoid any such entry. However, regardless of our efforts, our vessels could enter into this list, as a result of amendment of rules by the China MSA. Such an event would result in heightened monitoring, inspection and compliance costs, as well as associated delays in the vessels’ operations.

In accordance with IMO ECA zones, examples of additional requirements imposed locally from time to time are: (i) the Domestic Emission Control Areas (“DECAs”) introduced by China, in 2015, which have designated the Pearl River Delta, the Yangtze River Delta and the Bohai-Rim Area (Beijing, Tianjin and Hebei) as areas where vessels navigating, berthing and operating are required to use VLSFO. As of January 1, 2019, China expanded the scope of the DECAs to include all coastal waters within 12 nautical miles of the mainland. Our Scrubber-fitted vessels do not operate the Scrubbers while in such areas, due to certain additional restrictions, and instead are using LSMGO.

Safety Regulations

Adopted on November 1, 1974 and entering into force on May 25, 1980, the Safety of Life at Sea (“SOLAS”) Convention is widely recognized as the most significant international treaty for merchant ship safety. Originating in response to the Titanic disaster in 1914, it has evolved through several versions, with the 1974 iteration introducing the tacit acceptance procedure for streamlined amendments. Regular updates to SOLAS, as amended, ensure that it remains a vital framework for safeguarding lives at sea and enhancing maritime safety standards globally. By addressing critical areas such as ship construction, equipment, operations, and emergency preparedness, SOLAS chapters aim to minimize risks at sea and safeguard lives. Regular updates and compliance with SOLAS regulations are essential for maintaining operational integrity, protecting human life, and fostering a culture of safety within the maritime industry.

International Safety Management Code

The operation of our vessels is affected by the requirements set forth in the International Safety Management (the “ISM”) Code. The ISM Code requires vessel’s owner, manager or bareboat charterer who has assumed responsibility for the operation of the vessel from the vessel’s owner and on assuming such responsibility has agreed to take over all the duties and responsibilities imposed by the ISM Code, to develop and maintain an extensive safety management system (“SMS”) that includes the adoption of a safety and environmental protection policies setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires vessel operators to obtain a safety management certificate for each vessel they operate from the vessel’s flag state. The certificate verifies that the vessel operates in compliance with its approved SMS. Currently, our Managers have the requisite documents of compliance and safety management certificates for each of the vessels in our fleet for which the certificates are required by the IMO. Our Managers are required to renew these documents of compliance and safety management certificates every five years. Compliance is externally verified on an annual basis for the Managers and between the second and third years for each vessel by the applicable flag state.

Although all our vessels are currently ISM Code-certified, such certification may not be always maintained by all our vessels. Non-compliance with the ISM Code may subject such party to increased liability, invalidate existing insurance or decrease available insurance coverage for the affected vessel and result in a denial of access to, or detention in, certain ports. For example, the US Coast Guard and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in US and EU ports.

DryBMS Standards

The demand for further increase of safety, operational efficiency, and sustainability across the dry-bulk shipping sector has led to the development of a new managerial system known as DryBMS, launched by the International Association of Dry Cargo Shipowners (“Intercargo”) and “Rightship” a global organization providing vetting, safety scoring and GHG rating on equal merits monitored by industry stakeholders.

As of June 1, 2024, our Company has voluntary implemented a new computerized Integrated Management System (‘IMS’) in compliance with DryBMS Standards, which replaces the existing SMS, and is in line with Rightship, focusing on crew welfare and code of conduct, and ensuring the competence and commitment to the highest level of standards of our staff and fleet. The implementation of the new IMS requires continuous intensive training of our crew and shore personnel, as well as increased operational costs.

Maritime Transportation Security Act and ISPS Code

On November 25, 2002, the Maritime Transportation Security Act (the “MTSA”) came into force. To implement certain portions of the MTSA, the US Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the US Similarly, in December 2002, amendments to SOLAS created a chapter of the convention dealing specifically with maritime security. This chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code (the “ISPS Code”). Among the various requirements are:

•on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications.
•on-board installation of ship security alert systems.
•the development of vessel security plans; and
•compliance with flag state security certification requirements.

The US Coast Guard regulations, intended to align with international maritime security standards, exempt non-US vessels from MTSA vessel security measures, provided such vessels have on board a valid “International Ship Security Certificate” that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the IMO, SOLAS and the ISPS Code, and we have approved ISPS certificates and plans on board all of our vessels, which have been certified by the applicable flag state.

Other Regulations
Other additional conventions and regulations compliment the maritime operations framework, some of which are presented in the following paragraphs.

Maritime Labor Convention

The International Labour Organization’s Maritime Labour Convention was adopted in 2006 (the “MLC 2006”). The basic aims of the MLC 2006 are to ensure comprehensive worldwide protection of the rights of seafarers and to establish a level playing field for countries and ship owners committed to providing decent working and living conditions for seafarers, protecting them from unfair competition on the part of substandard ships. The MLC 2006 was ratified on August 20, 2012, and all of our vessels were certified by August 2013, as required.

Bunker Convention

The Bunker Convention also requires registered owners of ships over 1,000 gross to maintain insurance in specified amounts to cover their liability for relevant pollution damage. The Bunker Convention became effective on November 21, 2008. Liability limits under the Bunker Convention were increased as of June 2015. With respect to non-ratifying states, including the United States, liability for spills and releases of oil carried as bunker in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur. The IMO also adopted a requirement, which became effective in 2011, that vessels traveling through the Antarctic region (waters south of latitude 60 degrees south) must use lower density fuel.

Polar Code

In November 2014 and May 2015, the IMO’s Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code entered into force on January 1, 2017. The Polar Code covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. Ships intending to operate in the applicable areas must have a Polar Ship Certificate. A Polar Water Operational Manual is also needed on board the ship for the owner, operator, master, and crew to have sufficient information regarding the ship to assist in their decision-making process. The Polar Code applies to new ships constructed after January 1, 2017. After January 1, 2018, ships constructed before January 1, 2017, are required to meet the relevant requirements by the earliest intermediate or renewal survey. These requirements have limited application in our fleet.

Cyber Security

Recent action by the IMO’s Maritime Safety Committee and US agencies indicate that cyber security regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cyber security threats. The Maritime Safety Committee, at its 98th session in June 2017, adopted Resolution MSC.428(98) - Maritime Cyber Risk Management in Safety Management Systems. The resolution encouraged administrations to ensure that cyber risks are appropriately addressed in existing safety management systems, no later than the first annual verification of the company's Document of Compliance after January 1, 2021. In response to the above cyber security resolution, we are performing cyber security risk assessments for our vessels and are gradually implementing additional measures and training and have incorporated the cyber risk management system into the IMS.

Regulations on the Economic Substance Situation of the Marshall Islands

On January 1, 2019, the Economic Substance Regulations (ESRs), adopted by the Republic of the Marshall Islands, entered into force. ESRs apply to all non-resident entities based in the Marshall Islands and to foreign shipping entities registered in the Marshall Islands that meet the definition of "relevant entity" and derive income from "related activity". The term "relevant entity" according to the ESRs includes any non-domestic entity based in the Marshall Islands or a "foreign maritime entity" established under Marshall Islands law which is centrally managed and controlled outside the Marshall Islands and is a taxable entity of a state other than the Marshall Islands. The term "relevant activity" according to the ESRs refers to certain restrictively mentioned activities, including "shipping" and "holding business", which may apply to us and our Subsidiaries governed by the law of the Marshall Islands. According to the ESRs, for each annual reporting period, each relevant entity that earns income from a related activity should demonstrate in the context of an audit of its financial position that (i) its administration and management in relation to the relevant activity is carried out on Marshall Islands, (ii) its main business-related activity is in the Marshall Islands (although regulators understand and recognize that the core income-generating activities of shipping companies generally take place in international waters), and (iii) (a) has a sufficient amount of expenditure in the Marshall Islands, (b) has a sufficient physical presence in the Marshall Islands, and (c) has a sufficient number of qualified employees in the Marshall Islands, taking into account the size of the relevant activities in the Marshall Islands. As of July 1, 2020, all non-resident entities organized in the Marshall Islands and the foreign maritime entities of the Marshall Islands are required to submit a declaration of economic substance within twelve (12) months of their anniversary. The statement of economic substance is submitted to the corporate register on an annual basis. If the Corporate Registry finds that an entity does not meet the financial status criteria for the relevant reporting period, it will issue a non-compliance notice and impose penalties, which will be described in the notice. Penalties can range from fines of up to $ 100,000 and / or revocation of the entity's founding documents and dissolution. We intend to comply with all relevant ESR reporting requirements.

Coronavirus Outbreak

As of March 2020, the outbreak of Covid-19 was declared a pandemic by the World Health Organization. Covid-19 has resulted in globally reduced industrial activity with lower demand for cargoes such as iron ore and coal, contributing to lower drybulk rates in 2020. The outbreak of Covid-19 in China and other countries in early 2020, led to a number of countries, ports and organizations to take measures against its spread, such as quarantines and restrictions on travel. Such measures were taken initially in Chinese ports, where we conduct a large part of our operations, and gradually expanded to other countries globally covering most ports where we conduct business. Presently, travel restrictions have been eased. As of May 2023, the World Health Organization declared that Covid-19 no longer constituted a public health emergency of international concern, indicating transition to long-term management of the pandemic. If during the remaining period of 2025, an outbreak of public health threats and epidemics or pandemics should occur and similar restrictive measures are adopted for their control, disruptions to the international shipping industry and delays may be expected in relation to the deliveries of our newbuilds and our newbuild program, which could negatively affect our business, financial performance, results of operations and our financial condition.
The length and severity of epidemics and pandemics and their disruptions, such as the impact of any new outbreaks or new variants that may emerge, their impact and effect and the impact of these and other factors on the shipping industry as a whole may not be not possible to ascertain. However, the occurrence of any of the foregoing events or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, any related remediation measures on our performance and business prospects, and our ability to pay dividends.

Disclosure of Activities Pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran. Disclosure is required even where the activities, transactions or dealings are conducted in compliance with applicable law. Provided in this section is information concerning the activities of us and our affiliates that occurred in 2024 and which we believe may be required to be disclosed pursuant to Section 13(r) of the Exchange Act.

In 2024, our vessels did not make any port calls to Iran.

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

C.    Organizational Structure

Safe Bulkers, Inc. is a holding company with 72 subsidiaries, 23 of which are incorporated in Liberia, 48 in the Republic of the Marshall Islands and one in the Republic of Cyprus, each as of February 28, 2025. Our subsidiaries are ultimately wholly-owned by us. A list of our subsidiaries as of February 28, 2025 is set forth in Exhibit 8.1 to this annual report.

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

Overview

Our business is to provide international marine drybulk transportation services by operating vessels in the drybulk sector of the shipping industry. We deploy our vessels on a mix of period time and spot time charters according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with period time charters, or to profit from attractive spot time charter rates during periods of strong charter market conditions, or to maintain employment flexibility that the spot market offers during periods of weak time charter market conditions. We believe our customers, some of which have been chartering our vessels for over 27 years, enter into period time and spot time charters with us because of the quality of our modern vessels and our record of safe and efficient operations.

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

Selected Financial Data

The following table presents selected consolidated financial and other data of Safe Bulkers, Inc. for each of the five years in the five year period ended December 31, 2024. The selected consolidated financial data of Safe Bulkers, Inc. is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with United States (the “U.S.”) generally accepted accounting principles (“U.S. GAAP”).

Our audited consolidated statements of income, shareholders’ equity and cash flows for the years ended December 31, 2022, 2023 and 2024 and the consolidated balance sheets at December 31, 2023 and 2024, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

The historical results included below and elsewhere in this document are not necessarily indicative of our future performance.

	Year Ended December
	2020	2021	2022	2023	2024
	(in thousands of U.S. dollars except share data)
STATEMENT OF OPERATIONS
Revenues	$206,035	$343,475	$364,050	$295,393	$320,679
Commissions	(7,877)	(14,444)	(14,332)	(10,992)	(13,046)
Net revenues	198,158	329,031	349,718	284,401	307,633
Voyage expenses	(41,582)	(9,753)	(9,969)	(21,666)	(16,728)
Vessel operating expenses	(70,086)	(72,049)	(80,211)	(89,201)	(92,601)
Depreciation and amortization	(54,269)	(52,364)	(49,518)	(54,129)	(58,135)
General and administrative expenses
Management fee to related parties	(18,884)	(19,221)	(17,723)	(19,199)	(21,357)
Company administration expenses	(2,618)	(3,277)	(4,079)	(4,564)	(5,678)
Early redelivery income, net	—	7,470	—	—	—
Other operating costs	(241)	—	(3,570)	(1,869)	(1,262)
Gain on sale of assets	—	11,579	—	10,375	16,555
Operating income	10,478	191,416	184,648	104,148	128,427
Interest expense	(21,233)	(14,719)	(17,138)	(24,707)	(31,375)
Other finance costs	(641)	(798)	(1,353)	(756)	(618)
Interest income	604	69	783	2,497	3,396
(Loss)/gain on derivatives	(1,303)	2,188	8,723	523	(3,670)
Foreign currency gain/(loss)	916	(910)	(1,101)	(1,873)	4,172
Amortization and write-off of deferred finance charges	(1,726)	(2,898)	(2,008)	(2,481)	(2,956)
Net (loss)/income	$(12,905)	$174,348	$172,554	$77,351	$97,376
(Loss)/earnings per share of Common Stock, basic and diluted	$(0.25)	$1.44	$1.36	$0.61	$0.83
Cash dividends declared per share of Common Stock	$—	$—	$0.20	$0.20	$0.20
Cash dividends declared per share of Preferred C Shares	$2.00	$2.00	$2.00	$2.00	$2.00
Cash dividends declared per share of Preferred D Shares	$2.00	$2.00	$2.00	$2.00	$2.00
Weighted average number of shares of Common Stock outstanding, basic and diluted	102,617,944	113,716,354	120,653,507	113,619,092	107,576,009

	Year Ended December
	2020	2021	2022	2023	2024
	(in thousands of U.S. dollars)
OTHER FINANCIAL DATA
Net cash provided by operating activities	$63,376	$217,208	$218,046	$122,207	$130,458
Net cash (used in)/provided by investing activities	(34,784)	8,554	(229,404)	(151,726)	(71,732)
Net cash (used in)/provided by financing activities	(9,293)	(225,906)	(40,101)	29,141	(25,858)
Net increase/(decrease) in cash and cash equivalents and restricted cash	19,299	(144)	(51,459)	(378)	32,868

	Year Ended December
	2020	2021	2022	2023	2024
	(in thousands of U.S. dollars)
BALANCE SHEET DATA
Total current assets	134,734	124,116	157,701	146,721	165,391
Total fixed assets	951,290	952,813	1,077,400	1,181,221	1,229,522
Other non-current assets	19,605	17,391	10,817	11,874	8,183
Total assets	1,105,629	1,094,320	1,245,918	1,339,816	1,403,096
Total current liabilities	104,715	88,692	91,317	55,733	86,472
Long-term debt, net of current portion and of deferred finance charges	531,883	315,796	370,806	482,391	478,450
Total liabilities	642,770	415,080	474,002	547,305	571,478
Mezzanine equity	18,112	—	—	—	—
Common stock, $0.001 par value	102	122	119	112	105
Total shareholders’ equity	444,747	679,240	771,916	792,511	831,618
Total liabilities and shareholders’ equity	1,105,629	1,094,320	1,245,918	1,339,816	1,403,096

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
•Fleet utilization on ownership days. We calculate fleet utilization on ownership days by dividing the number of our operating days during a period by the number of our ownership days during that period.This measure demonstrates the percentage of time in the relevant period our vessels generate revenue. During the three years ended December 31, 2024, our average annual fleet utilization on ownership days rate was approximately 96.53%.
•Fleet utilization on available days. We calculate fleet utilization on available days by dividing the number of operating days by the number of our available days during that period. Fleet utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special surveys. During the three years ended December 31, 2024, our average annual fleet utilization on available days rate was approximately 98.63%.
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

The following table reflects our revenues, commissions, voyage expenses, time charter equivalent revenue, available days and time charter equivalent rate for the periods indicated:

	Year Ended December 31,
	2023	2024
	(in thousands of U.S. dollars except available days and time charter equivalent rate)
Revenues	$295,393	$320,679
Less commissions	10,992	13,046
Less voyage expenses	21,666	16,728
Time charter equivalent revenue	$262,735	$290,905
Available days	15,847	16,527
Time charter equivalent rate	$16,579	$17,602

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

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rates, daily vessel operating expenses, daily vessel operating expenses excluding drydocking and pre-delivery expenses, daily general and administrative expenses and daily management fees for the periods indicated:

	Year ended December 31,
	2023	2024
Ownership days	16,235	16,806
Available days	15,847	16,527
Operating days	15,664	16,255
Fleet utilization on ownership days	96.48%	96.72%
Fleet utilization on available days	98.85%	98.35%
TCE rates	$16,579	$17,602
Daily vessel operating expenses	$5,494	$5,510
Daily vessel operating expenses excluding drydocking and pre-delivery expenses	$4,818	$4,978
Daily general and administrative expenses consisting of:	$1,464	$1,609
(a) Daily management fees	$1,183	$1,271
(b) Daily company administration expenses	$281	$338

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

Revenues are generated from time charters, period and spot, and voyage charters. Revenues from our time charters comprised 100.0% of our revenues for the years ended December 31, 2022, 2023 and 2024, from which our period time charters comprised 77.9%, 77.5% and 79.7%, respectively, and our spot time charters comprised 22.1%, 22.5% and 20.3%, respectively, of our revenues for the years ended December 31, 2022, 2023 and 2024. No voyage charters were performed during the years ended December 31, 2022, 2023 and 2024.

Unearned Revenue / Accrued Revenue

Unearned revenue as of December 31, 2024 includes: (i) cash received prior to the balance sheet date relating to services rendered after the balance sheet date amounting to $3.9 million and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for variable charter rates amounting to $5.3 million.

Unearned revenue as of December 31, 2023 includes: (i) cash received prior to the balance sheet date relating to services rendered after the balance sheet date amounting to $6.7 million and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for variable charter rates amounting to $7.4 million.

Accrued revenue as of December 31, 2024 represents revenue in the amount of $0.9 million earned prior to cash being received in respect of charter agreements that provide for variable charter rates.

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

Voyage Expenses

We charter our vessels primarily through period time charters and spot time charters under which the charterer is responsible for most voyage expenses, such as the cost of bunkers, port expenses, agents’ fees, canal dues, extra war risks insurance and any other expenses related to the cargo. We are responsible for the remaining voyage expenses such as draft surveys, hold cleaning, bunkers during ballast period or for vessel repositioning, courier and other minor miscellaneous expenses related to the voyage, as well as hire expenses of vessel we may charter-in from time to time. We expect that our voyage expenses will decrease in the future if fewer vessels are employed in the spot market, in which case both vessel repositioning costs and quantity of bunkers consumed under certain time charters for which we receive variable consideration based on charterers consumption, should decrease. We generally do not employ our vessels on voyage charters under which we would be responsible for all voyage expenses.

Vessel Operating Expenses

Vessel operating expenses include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys, tonnage taxes and other minor miscellaneous items. We expect that our vessel operating expenses will slowly increase in the future as our fleet grows. Our crewing costs, which are a significant part of our vessel operating expenses, may increase in the future due to the limited supply and increase in demand for well-qualified crew. Furthermore, we expect that insurance costs, drydocking, maintenance, spare parts and stores costs will increase from the levels achieved in 2024 as our vessels age. A portion of our vessel operating expenses including crew wages paid to our Greek crew members are in currencies other than the U.S. dollar. These expenses may increase or decrease as a result of fluctuation of the U.S. dollar against these currencies.

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

As of December 31, 2023 and 2024, we capitalized interest amounting to $2,578 thousand and $1,636 thousand, respectively.

General and Administrative Expenses

General and administrative expenses consist of management fees paid to our Managers and expenses incurred relating to the administration of the Company.

Management fees paid to our Managers include services offered to us for managing our vessels (i.e., chartering, operations, technical, supply, crewing and accounting services), the services provided to us by our executive officers as well as the preparation of disclosure documents and the preparation for compliance with the Sarbanes-Oxley Act. Pursuant to the terms of the Management Agreements with our Managers, for the provision of such services, we pay a daily ship management fee of €950 per vessel and pay Safe Bulkers Management Monaco an annual ship management fee of €5.0 million.

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

Inflation

Inflation is expected to have a notable effect on our expenses given current economic conditions. In the event that significant global inflationary pressures persist, these pressures would increase our financing expenses, operating, voyage and administrative expenses.

Results of Operations

Year ended December 31, 2024 compared to year ended December 31, 2023

During the year ended December 31, 2024, we had an average of 45.9 drybulk vessels in our fleet. During the year ended December 31, 2023, we had an average of 44.5 drybulk vessels in our fleet.

During the year ended December 31, 2024, we acquired the newbuild Kamsarmax vessels Ammoxostos, Kerynia, Pedhoulas Farmer and Pedhoulas Fighter and sold the Panamax vessels Maritsa built 2005 and Paraskevi 2, built 2011, the Kamsarmax vessel Pedhoulas Cherry, built 2015, and the Post-Panamax vessel Panayiota K, built 2010.

During the year ended December 31, 2023, we acquired the newbuild Post-Panamax vessels Climate Ethics and Climate Justice and the newbuild Kamsarmax vessels Pedhoulas Trader, Morphou and Rizokarpaso and sold the Panamax vessels Katerina, built 2004 and Efrossini, built 2012 and the Kamsarmax vessel Pedhoulas Trader, built 2006.

Revenues

Revenues increased by 8.6%, or $25.3 million, to $320.7 million during the year ended December 31, 2024 from $295.4 million during the year ended December 31, 2023, mainly due to increased ownership days and the higher market rates.

Commissions

Commissions to unaffiliated ship brokers, other brokers associated with our charterers and our charterers during the year ended December 31, 2024 amounted to $13.0 million, an increase of $2.0 million, or 18.7%, compared to $11.0 million during the year ended December 31, 2023. Commissions as a percentage of revenues increased to 4.1% of revenues during the year ended December 31, 2024 compared to 3.7% of revenues for the year ended December 31, 2023.

Voyage expenses

During the year ended December 31, 2024, we recorded voyage expenses of $16.7 million, compared to $21.7 million during the year ended December 31, 2023, a 22.8% decrease mainly due to decreased quantity of bunkers consumed under certain time charters for which the Company receives variable consideration based on charterers consumption, partially set off by the increased hire expense relating to the chartered-in vessel MV Arethousa.

Vessel operating expenses

Vessel operating expenses increased by 3.8% to $92.6 million during the year ended December 31, 2024 from $89.2 million during the year ended December 31, 2023. Ownership days in 2024 compared to 2023 increased by 3.5%, to 16,806 days from 16,235. Daily operating expenses increased by 0.3% to $5,510 during the year ended December 31, 2024 from $5,494 during the year ended December 31, 2023.

Vessel operating expenses increased as a net result of the following:

(i)    the increase in crew wages, repatriation and related crew costs expenses by 3.7% to $40.9 million in 2024, compared to $39.5 million in 2023, due to increased ownership days;

(ii)    the increase in cost of spares, stores and provisions by 10.3% to $20.7 million in 2024 compared to $18.7 million in 2023, primary due to increased spare parts used during vessels drydockings and increased ownership days;

(iii)    the decrease in repairs, maintenance and drydocking costs by 0.8% to $16.2 million in 2024, compared to $16.4 million in 2023, primarily due to the decreased dry docking cost of $8.3 million during 2024, compared to $9.7 million for the same period of 2023, as a result of the decreased number of drydockings during 2024. During 2024, nine drydockings were fully completed and one partially completed, compared to 13 drydockings fully and two partially completed during 2023;

(iv)    the decrease in lubricant costs by 5.8% to $5.2 million in 2024, compared to $5.5 million in 2023, due to decreased lubricant consumption as a result of the fleet upgrades and improvements; and

(v)    the increase in insurance costs by 7.7% to $5.7 million in 2024, compared to $5.3 million in 2023, due to increased vessels' insured values, reflecting increased insurance premia and increased ownership days in 2024 compared to 2023.

Other factors influencing vessel operating expenses, such as taxes and other miscellaneous expenses, had a minor effect on the increased operating expenses.

The Company expenses drydocking and pre-delivery costs as incurred, which costs may vary from period to period. Vessel operating expenses excluding vessel drydocking and pre-delivery costs increased by 7.0% to $83.7 million in 2024, compared to $78.2 million in 2023, primarily due to increased vessel operating days, crew wages, insurance and lubricant costs. Drydocking expense is related to the number of drydockings in each period and pre-delivery expense is related to the number of newbuild deliveries and second-hand acquisitions in each period. Certain other shipping companies may defer and amortize drydocking expense. Daily operating expenses, excluding vessel drydocking and pre-delivery costs, increased by 3.3% to $4,978 during the year ended December 31, 2024 from $4,818 during the year ended December 31, 2023.

Gain on sale of assets

Gain on sale of assets amounted to $16.6 million during the year ended December 31, 2024, compared to $10.4 during the year ended December 31, 2023, as a result of gain on the sale of four of our vessels in 2024 compared to three in 2023.

Depreciation and amortization

Depreciation and amortization expense increased by 7.4% to $58.1 million during the year ended December 31, 2024, compared to $54.1 million during the year ended December 31, 2023, as a result of the increased average number of vessels during 2024.

General and administrative expenses

General and administrative expenses increased by 13.8% to $27.0 million during the year ended December 31, 2024, compared to $23.8 million during the year ended December 31, 2023. The increase of $3.2 million is mainly due to the increase by $2.2 million in the management fees charged by our Managers of $21.4 million in 2024 from $19.2 million in 2023. Management fees which are denominated in Euros increased in 2024 compared to 2023 mainly due to the increase of ownership days from 16,235 in 2023 to 16,806 in 2024. Company administration expenses increased by $1.1 million from $4.6 million during 2023 to $5.7 million in 2024 due to increased environmental, social and governance expenses.

As a result:

•Daily general and administrative expenses which consist of daily management fees and daily company administration expenses, increased by 9.9% to $1,609 during the year ended December 31, 2024, from $1,464 during the year ended December 31, 2023;
•Daily management fees increased by 7.5% to $1,271 during the year ended December 31, 2024, from $1,183 during the year ended December 31, 2023; and
•Daily company administration expenses increased by 20.3% to $338 during the year ended December 31, 2024, from $281 during the year ended December 31, 2023.

Interest expense

Interest expense increased by 27.0% to $31.4 million during the year ended December 31, 2024, compared to $24.7 million, during the year ended December 31, 2023. This was the combined effect of: i) the increase in the weighted average interest rate of our outstanding indebtedness of 6.358% per annum (“p.a.”) for the year ended December 31, 2024, compared to the weighted average interest rate of our outstanding indebtedness of 6.034% p.a. for the year ended December 31, 2023 reflecting the increasing interest rate environment, and ii) the increase in average loans outstanding of $510.6 million during the year ended December 31, 2024, compared to the average loans outstanding of $445.4 million during the year ended December 31, 2023. The total principal amount of loans outstanding as of December 31, 2024 was $545.6 million, compared to $515.9 million as of December 31, 2023.

The discussion relating to the year ended December 31, 2023 compared to year ended December 31, 2022, can be found in the Company’s 20-F for the year ended December 31, 2023 filed with the SEC on February 29, 2024, under ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - Year ended December 31, 2023 compared to year ended December 31, 2022.

B. Liquidity and Capital Resources

As of December 31, 2024, we had liquidity of $276.1 million consisting of $135.9 million in cash, cash equivalents, bank time deposits and restricted cash and of $140.2 million available under our revolving credit facilities. We had an existing fleet of 46 vessels, and seven newbuild vessels in our orderbook. Our contracted revenue was approximately $204.7 million, net of commissions, from our non-cancellable spot and period time charter contracts, including contracted revenue linked to the BPI and BCI index, calculated as of December 31, 2024, which does not include the Scrubber benefit. Furthermore, we had additional borrowing capacity in relation to seven newbuilds upon their delivery.

As of February 28, 2025, we had liquidity of $296.7 million consisting of $131.5 million in cash, cash equivalents, bank time deposits and restricted cash and of $165.2 million available under the revolving credit facilities. We had an existing fleet of 46 vessels and seven newbuild vessels in our orderbook. Our contracted revenue was approximately $202.5 million, net of commissions, from our non-cancellable spot and period time charter contracts, including contracted revenue linked to the BPI and BCI index, calculated as of February 28, 2025, which does not include the Scrubber benefit. Furthermore, we had additional borrowing capacity in relation to seven newbuilds upon their delivery.

Our aggregate remaining contractual obligations as of December 31, 2024 were $925.0 million of which $151.8 million payable in 2025, $456.8 million payable in 2026 and 2027, $167.7 million payable in 2028 and 2029 and $148.6 million payable 2030 onwards. The aggregate remaining contractual obligations as of December 31, 2024, consist of:

i) $545.6 million of aggregate debt outstanding of which $60.8 million relates to the current portion of long term debt payable within 2025;
ii) $200.1 million of remaining capital expenditure requirements relating to the purchase consideration of the seven newbuilds, of which $38.9 million payable in 2025;
iii) $60.8 million of payments to our Managers which represent the daily and annual ship management fees, the acquisition fees and the supervision fees, of which $23.2 million payable in 2025; and
iv) $118.4 million of interest and bond coupon payments, of which $28.9 million payable in 2025, consisting of estimated interest payments we expect to make with respect to our long-term debt obligations, reflecting an assumed Term SOFR-based applicable interest rate of 4.305% (using the three-month SOFR rate as of December 31, 2024) plus the relevant margin of the applicable credit facility.

Our primary liquidity needs are to fund debt repayment, capital expenditures in relation to vessel acquisitions and vessel improvements, vessel operating expenses, general and administrative expenses, financing expenses and potential redemption of preferred shares, repurchase of common stock and dividend payments to our shareholders. We anticipate that our primary sources of funds will be existing cash and cash equivalents and bank time deposits, cash generated from operations, available amounts under our revolving credit facilities and, possibly, other future equity or debt financing.

In our opinion, the contracted cash flow from operations, the committed borrowing capacity and the existing cash and cash equivalents will be sufficient to fund the operations of our fleet and any other present financial requirements of the Company, including our working capital requirements, and our capital expenditure requirements at least through the end of the first quarter of 2026. However, we may seek and refinance our debt which may result in additional indebtedness and/or deferring repayments to later periods, and/or lower interest rates to maintain a strong cash position. Future needs in relation to financing and investing activities may involve equity issuance or refinancing of existing debt and financing of any future fleet replacement and expansion program or fleet upgrades and improvements, in addition to use of our existing cash and operating cash surplus. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial and equity markets and contingencies and uncertainties that are beyond our control. To the extent that market conditions deteriorate, charterers may default or seek to renegotiate charter contracts, and vessel valuations may decrease, resulting in a breach of our debt covenants. In addition, refinancing of our existing debt in the future may be difficult. Our contracted revenues may decrease and we may be required to make additional prepayments under existing loan facilities, resulting in additional financing needs.

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

We paid dividends to our common shareholders each quarter between the date of our initial public offering in June 2008 and the second quarter of 2015. In March 2022, we re-established paying dividends to our common shareholders and have since paid another eleven quarterly consecutive dividends of $0.05 per common share, totaling $68.3 million. In February 2025, we declared a cash dividend of $0.05 per share of Common Stock payable on March 21, 2025 to shareholders of record on March 3, 2025.

During 2024, we declared and paid four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $1.6 million, and four quarterly consecutive dividends of $0.50 per share of Series D Preferred Shares, totaling $6.4 million. In January 2025, we declared and paid a dividend of $0.50 per share for each of Series C Preferred Shares, totaling $0.4 million, and of Series D Preferred Shares, totaling $1.6 million.

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

In 2020 and 2021, the Company sold its Common Stock through an ATM program, which was terminated by the Company on May 8, 2023. In August 2024, the Company filed a Registration Statement on Form F-3 with the SEC. The Company does not presently have an ATM program, however, our board of directors could adopt an ATM program in the future dependent upon market conditions.

In June 2022, we authorized a program under which we may from time to time purchase up to 5,000,000 shares of our common stock. In March 2023, the Company announced an increase of the June 2022 share repurchase program, authorizing the Company to purchase up to a total of 10,000,000 shares of the Company’s Common Stock. All shares of Common Stock repurchased under the June 2022 and March 2023 share repurchase programs have been canceled. In May 2023 the Company announced a new share repurchase program. In July 2023, the Company terminated the program, having repurchased and canceled 139,891 shares of Common Stock. In November 2023, the Company authorized a share repurchase program under which we may from time to time purchase up to 5,000,000 shares of common stock. In April 2024, the Company terminated the program, having repurchased and canceled an amount of 4,860,953 shares of Common Stock. In November 2024, we authorized an additional repurchase program for up to 5,000,000 shares of Common Stock. In December 2024, the Company terminated the program, having repurchased and canceled an amount of 1,488,690 shares of Common Stock. In February 2025, we authorized a repurchase program for up to 3,000,000 shares of Common Stock. The program supersedes any prior repurchase program of the Company. As of February 28, 2025, the Company had repurchased and cancelled an amount of 30,059 shares of Common Stock under the repurchase program.

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

As of December 31, 2024, and as of December 31, 2023, we did not have any off-balance sheet arrangements.

Cash Flows

Cash and cash equivalents increased to $81.1 million as of December 31, 2024, compared to $48.2 million as of December 31, 2023. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents were primarily held in U.S. dollars, Euros and Japanese Yen.

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to $130.5 million in 2024 and $122.2 million in 2023, consisting of net income after non-cash items of $140.5 million and $126.3 million respectively plus a decrease in working capital of $10.0 million and $4.1 million during 2024 and 2023, respectively.

The major drivers of the change of net cash provided by operating activities are the increased inflows related to net revenues of $23.2 million in 2024 compared to 2023, the decreased outflows related to vessel voyage expenses of $4.9 million in 2024 compared to 2023, the increased outflows related to interest expense of $6.7 in 2024 compared to 2023, the increased outflows related to the operating expenses of $3.4 million in 2024 compared to 2023 and the increased outflows related to general and administrative expense of $3.3 in 2024 compared to 2023. The major drivers of the cash outflow of the working capital during 2024 are the increased receivables of $4.6 million compared to 2023, as a result of the increased outstanding bunker settlement from charterers due to increased number of vessels on period time charters, where the bunkers on board the vessels upon delivery are sold to the charterers and the decreased unearned revenue of $4.9 million as a result of the timing of revenue collection, and the recognition of straight line revenue for charter parties we entered in prior years.

Net Cash Used in Investing Activities

Net cash flows used in investing activities were $71.7 million for the year ended December 31, 2024 compared to $151.7 million for the year ended December 31, 2023. The decrease in cash flows used in investing activities of $80.0 million from 2023 is mainly attributable to the following factors: (i) a decrease of $64.3 million in payments for vessel acquisitions, advances for vessels under construction and major improvements during the year ended December 31, 2024 compared to the same period of 2023, (ii) an increase of $47.2 in proceeds from sale of assets during the year ended December 31, 2024 compared to the same period of 2023 and (iii) a net increase of $4.9 million in time deposits during the year ended December 31, 2024, compared to a net decrease of $26.6 million during the same period of 2023.

Net Cash (Used in)/Provided by Financing Activities

Net cash flows used in financing activities were $25.9 million for the year ended December 31, 2024, compared to cash flows provided by financing activities of $29.1 million for the year ended December 31, 2023. This increase in cash flows used in financing activities of $55.0 million, compared to the year ended December 31, 2023, is mainly attributable to an increase of $46.9 million in long term debt principal payments, a decrease in proceeds from long-term debt by $6.9 million, and an increase in repurchases of common stock by $2.7 million, offset by a decrease of $1.2 in dividend payments and a decrease of $0.3 million in the payment of other financing liability payments compared to the year ended December 31, 2023.

The discussion relating to the cash flows for the year ended December 31, 2023 compared to year ended December 31, 2022, can be found in the Company’s 20-F for the year ended December 31, 2023 filed with the SEC on February 29, 2024, under ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - B. Liquidity and Capital Resources.

Credit Facilities

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term debt. We or our subsidiaries have generally entered into financing arrangements in order to finance the acquisition of our vessels, to refinance existing indebtedness and for general corporate purposes. In 2024,
(a) one of our subsidiaries consummated a sale and lease back transaction upon delivery of the newbuild vessel. The proceeds were used to finance the delivery installment of the vessel and for general corporate purpose,

(b) one of our subsidiaries consummated a credit facility upon delivery of the newbuild vessel. The proceeds from the transaction were used to finance the delivery installment of the vessel and for general corporate purposes,
(c) four of our subsidiaries entered into a reducing revolving credit facility, to be used for general corporate purposes,
(d) three of our subsidiaries entered into a credit facility, used for general corporate purpose, and
(e) we entered into a reducing revolving credit facility secured by six of our vessels, to be used to refinance an existing revolving credit facility, secured by four of these vessels and for general corporate purposes.

The term of our 22 financing arrangements outstanding as of December 31, 2024, ranged from five to 10 years. They are repaid by monthly or, quarterly principal installments and a balloon payment due on maturity. We generally pay interest at SOFR plus a margin, plus a credit adjustment spread on facilities that had originally been contracted based on LIBOR, except for one facility which is deemed to bear interest at a fixed rate, and five facilities, where a portion of the principal amounts is deemed to bear interest at a fixed rate.

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

Our credit facilities also require certain of our subsidiaries to maintain financial ratios and satisfy financial covenants. Depending on the credit facility, certain of our subsidiaries are subject to financial ratios and covenants requiring that these subsidiaries:

•meet the Minimum Value Covenant of 105%, 112%, 120%, 125% or 135%, as the case may be, for credit facilities outstanding;
•maintain a minimum cash balance per vessel from $200,000 to $500,000 as the case may be; and
•ensure that we comply with certain financial covenants under the guarantees described below.

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

The Minimum Value Covenant, Consolidated Leverage Covenant, EBITDA Covenant, Net Worth Covenant and Control Covenant do not apply to the Pinewood, Shikokuepta, Agros, Kyotofriendo One, Yasudyo, Shimaeight and Shimasix financing agreements. The EBITDA Covenant does not apply to the Monagrouli, Shimafive and Shimaseven loan facilities. The Minimum Value Covenant does not apply to the Maxdeka, Shikoku, Shikokutessera, Glovertwo and Maxtessera financing agreements.

As of December 31, 2024, the Company was in compliance with all debt covenants that were in effect with respect to its loan and credit facilities.

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

As of December 31, 2024, the Company was in compliance with all covenants that were in effect with respect to the bond.

During 2024, we received proceeds of $248.3 million under our credit and financing facilities and we repaid $212.1 million of our indebtedness. As of December 31, 2024, we had 22 outstanding financing arrangements and the Bond with a combined outstanding balance of $545.6 million. These debt facilities had maturity dates between 2025 and 2034. During 2025, we are scheduled to repay $60.8 million of our long-term debt outstanding as of December 31, 2024.

For a description of our debt facilities as of December 31, 2024, please see Note 8 of the consolidated financial statements included elsewhere in this annual report.

C. Research and Development, Patents and Licenses

We have not incurred expenditures relating to research and development, patents or licenses for the last three years.

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for drybulk vessel services. During 2019, 2020, 2021, 2022 and 2023, the BDI, an index published by the Baltic Exchange of shipping charter rates for key dry bulk routes, remained volatile, reaching an annual low of 595 on February 11, 2019 and a high of 2,518 on September 4, 2019 for 2019, an annual low of 393 on May 14, 2020 and an annual high of 2,097 on October 6, 2020 for 2020, an annual low of 1,303 on February 10, 2021 and an annual high of 5,650 on October 7, 2021 for 2021, an annual low of 965 on August 31, 2022 and an annual high of 3,369 on May 23, 2022 for 2022, an annual low of 530 on February 16, 2023 and an annual high of 3,346 on December 4, 2023 for 2023, an annual low of 976 on December 19, 2024 and an annual high of

2,419 on March 18, 2024 for 2024, and a low of 715 on January 30, 2025 and a high of 1,229 on February 28, 2025 thus far in 2025.

Global growth is projected to remain stable at an estimated rate of 3.2% in 2025 according to recent forecasts from the IMF in January 2025 World Economic Outlook. Global economic prospects for 2025 and 2026 as per the IMF latest projections indicate a gradual normalization of inflation from an estimated 6.8% in 2023 (annual average), 5.8% in 2024 to 4.3% in 2025 and 3.7% in 2026, as forecasted in the January 2025 World Economic Outlook of the IMF. As of February 28, 2025, the BDI was 1,229, as a result of the continuing effects of the geopolitical conditions and the usual seasonality of the charter market during the first quarter of each year.

China's economy, a major driver of dry bulk market, is expected to grow at 4.6% in 2025 and 4.2% in 2026, with new regulatory frameworks focusing on property sector stabilization and domestic consumption growth, while Japan's projected growth remains modest at 1.7% for both years, supported by monetary policy and structural reforms. India stands out with robust growth projections of 6.8% for 2025 and 6.7% for 2026, driven by infrastructure development and manufacturing sector expansion, though regulatory changes in environmental compliance could impact industrial output. According to the latest outlook of BIMCO, the global drybulk trade is expected to grow by 2.8% in 2025 and 3.1% in 2026, primarily driven by iron ore and grain trades, despite potential headwinds from China's property sector adjustment. The United States economy is forecast to grow at 2.1% in 2025 and 2.0% in 2026, with inflation expected to stabilize around 2.3%, while the European Union projects growth of 1.8% in 2025 and 2.0% in 2026, supported by recovering domestic demand, though regulatory tightening around environmental standards could impact industrial activity. See also “Item 3. Key Information—D. Risks Inherent in Our Industry and Our Business—The international drybulk shipping industry is cyclical and volatile, having reached historical highs in 2008 and historical lows in 2016. Charter rates decreased during 2023 remained volatile during 2024 and have decreased more recently during 2025. Cyclicality and volatility may lead to reductions in the charter rates we are able to obtain, in vessel values and in our earnings, results of operations and available cash flow.”
As of February 28, 2025, 29 of our 46 vessels are employed or scheduled to be employed in period time charters with outstanding duration of more than three months, ten of which include daily charter rates linked to the BDI. Additionally, we believe we have structured our capital expenditure requirements, debt commitments and liquidity resources in a way that will provide us with financial flexibility (see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources” for more information).

Our TCE rate for the periods ended December 31, 2022, 2023 and 2024 was $22,712, $16,579 and $17,602 respectively, as a result of our increasing exposure to prevailing spot market conditions. During 2024, Cargill International S.A. accounted for 12.32% and Nippon Yusen Kabushiki Kaisha accounted for 12.19% of our revenues.

During 2024, 19.0% of our revenue was derived from six Capesize class vessels with long period time charters, contracted in previous years with original durations of three to 20 years and with a weighted average TCE rate of $27,031. The remaining 81.0% of our revenue was derived from the employment of our remaining vessels, under spot and period time charters with original durations up to 5 years with a TCE rate of $16,187.

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

As of February 28, 2025, we had a total of 46 vessels in our fleet. As of February 28, 2025, we have contracted 43%of our expected ownership days for the remainder of 2025. Our contracted TCE rate for the remainder of 2025, calculated on the basis of all existing contracts, including contracted revenue linked to the BPI and BCI index calculated as of February 28, 2025, and customary assumptions in relation to voyage expenses, as of February 28, 2025, was $15,504.

Our employment profile as of February 28, 2025, included one period time charter contract, contracted in previous years with original duration of 20 years, with an expected remaining charter duration of 6.7 years and with an expected TCE rate for the remainder of 2025 of $25,098, two period time charter contracts contracted in 2024 with original durations of four years, with an average expected remaining charter duration of 3.2 years and with an expected TCE rate for the remainder of 2025 of $23,694 and 43 spot and period time charters with an expected average remaining charter duration of 0.4 months, and an expected TCE rate of $14,006. Vessels whose charters expire or are early redelivered or terminated within 2025 will be chartered at prevailing charter market conditions, which may substantially influence our revenues, the valuation of our vessels, our results of operations and our dividend distributions.

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

Our impairment test as of December 31, 2024, on our vessels held and used, which also involved sensitivity tests on the future time charter rates, (which is the input that is most sensitive to variations), allowing for variances of up to 18.3% with the exception of one vessel allowing for variances of up to 2.9%, depending on the vessel type on time charter rates from our base scenario, indicated no impairment on any of our vessels. As of February 28, 2025, our contracted TCE rate for the remainder of

2025, calculated on the basis of all existing contracts and customary assumptions in relation to voyage expenses, was $15,504, as compared to the TCE for 2022, 2023 and 2024 of $22,712, $16,579 and $17,602, respectively. The ten-year average historic rate we have used is lower than the 3, 5 and 15 year historical averages.

Our analysis for the year ended December 31, 2023, on our vessels held and used, which also involved sensitivity tests on the future time charter rates, (which is the input that is most sensitive to variations), allowing for variances of up to 7.2%, depending on the vessel type on time charter rates from our base scenario, indicated no impairment on any of our vessels that were held and used.

Our comparison of the actual 2024 net receipts to the forecasted net receipts used in the impairment test performed for the year ended December 31, 2023 indicated a favorable variance of 5.2%, between actual net receipts during 2024 and net receipts forecast by the Company for the same period. Our comparison of the actual 2023 net receipts to the forecast net receipts used in the impairment test performed for the year ended December 31, 2022 indicated a favorable variance of 12.2%, between actual net receipts during 2023 and net receipts forecast by the Company for the same period.

To assist investors in evaluating the possible impact on future results of operations, the following table shows the effect on the Company’s impairment analysis of using the 3-year, 5-year and 15-year historical average daily rates as of December 31, 2024, as opposed to using the 10-year historical average daily rates.

	10-Year	3-Year	Impairment Charge	5-Year	Impairment Charge	15-Year	Impairment Charge
	Historical Average Daily Rates	Historical Average Daily Rates	(in USD million)	Historical Average Daily Rates	(in USD million)	Historical Average Daily Rates	(in USD million)
Panamax Class Vessels	$13,052	$16,245	—	$16,240	—	$13,449	—
Kamsarmax Class Vessels	$13,836	$17,220	—	$17,214	—	$14,256	—
Post-Panamax Class Vessels	$14,619	$18,195	—	$18,188	—	$15,063	—
Capesize Class Vessels	$16,310	$19,637	—	$19,451	—	$17,622	—
Total			—		—		—

The Company assesses the assumptions used for performing its impairment analysis, and considers the appropriate duration of historical average charter rates to be used.

While the Company intends to continue to hold and operate its vessels as of December 31, 2024, to assist investors in evaluating the possible impact on future results of operations, the following table shows the number of vessels whose estimated basic market value, exceeded their carrying value and their aggregate carrying value in each case, as of December 31, 2023 and December 31, 2024, respectively. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. Our estimate of basic market values is determined based on valuations received from third-party independent ship brokers, approved by our banks, who determine the fair value based on recent vessel sales and purchase activity which take into account relevant sales and negotiations in progress, newbuilding prices, demolition prices, rates and trends in relevant sectors, vessel specifications and yards. The carrying value of each of our vessel's does not necessarily represent its fair market value or the amount that could be obtained if the vessel was sold. The Company’s estimates of basic market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind. In addition, because vessel market values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record impairment for any of its vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying value is not recoverable.

	As of December 31, 2023			As of December 31, 2024
	Number of vessels		Aggregate Carrying Value	Number of vessels		Aggregate Carrying Value
			($ US Million)			($ US Million)
Vessels whose fair market value was below their carrying value	8	(1)	251.1	7	(2)	204.9
Vessels whose fair market value, exceeded their carrying value	37		840.4	39		939.4
Total Vessels	45		1,091.5	46		1,144.3

(1)As of December 31, 2023, the aggregate carrying value of these 8 vessels was $51.9 million more than their fair market value, based on broker quotes.
(2)As of December 31, 2024, the aggregate carrying value of these 7 vessels was $36.9 million more than their fair market value, based on broker quotes.

The decrease in the number of vessels and thus the decrease of $15.0 million in the difference between the fair market value and the aggregate carrying value of the vessels whose fair market value was below their carrying value as of December 31, 2024, as compared to December 31, 2023, reflects the seasonality of the drybulk trade.

Recent accounting pronouncements

Refer to Note 2 of the consolidated financial statements included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth, as of February 28, 2025, information regarding our directors and executive officers.

Name	Age	Position
Polys Hajioannou	58	Chief Executive Officer, Chairman of the Board and Class I Director
Dr. Loukas Barmparis	62	President, Secretary and Class II Director
Konstantinos Adamopoulos	62	Chief Financial Officer and Class III Director
Ioannis Foteinos	66	Chief Operating Officer and Class I Director
Marina Hajioannou	25	Class II Director
Kristin H. Holth	68	Class III Director
Christos Megalou	65	Class II Director
Frank Sica	74	Class III Director
Ole Wikborg	69	Class I Director

Certain biographical information about each of these individuals is set forth below. The term of our Class I directors expires in 2027, the term of our Class II directors expires in 2025 and the term of our Class III directors expires in 2026.

Polys Hajioannou is our Chief Executive Officer and Chairman of the Board of Directors of Safe Bulkers Inc, since 2008. Mr. Hajioannou also serves with Safe Bulkers Management Ltd. in Cyprus, which provides technical, commercial and administrative management services to the Company, and prior to that, with its predecessor Alassia Steamship Co., Ltd., which he joined in 1987. Mr. Hajioannou is a founding member and Vice-President of the Cyprus Union of Shipowners. Mr. Hajioannou has been sitting on the Members Committee (MEMCO) of both the UK P&I Club and the Hellenic Mutual War Risks Association since 2013 and 2016 respectively. He is also a board member of the UK Freight Demurrage and Defence Insurance (Europe) Limited (UKDE). On the local level, Mr. Hajioannou is an elected member of the Advisory Committee on Competitiveness and Quality Enhancement of the Cyprus Flag. He is also a founding member and the President of the International Propeller Club of the United States, Port of Limassol. Mr. Hajioannou holds a Bachelor of Science degree in Nautical Studies from Sunderland University.

Dr. Loukas Barmparis is our President and Secretary and has been a member of our board of directors since 2008. Dr. Barmparis also serves as the technical manager of Safe Bulkers Management Ltd., which he joined in December 2016. Between 2009 and 2016, he was the technical manager of Safety Management Overseas S.A. Until 2009, he was the project development manager of the affiliated Alassia Development S.A., responsible for renewable energy projects. Prior to joining our Manager and Alassia Development S.A., from 1999 to 2005 and from 1993 to 1995, Dr. Barmparis was employed at N. Daskalantonakis Group, Grecotel, one of the largest hotel chains in Greece, as technical manager and project development general manager. During the interim period between 1995 and 1999, Dr. Barmparis was employed at Exergia S.A. as an energy consultant. Dr Barmparis is a founding member and the General Secretary of the board of governors of the International Propeller Club of the United States, Port of Limassol. Dr. Barmparis holds a master of business administration (“M.B.A.”) from the Athens Laboratory of Business Administration, a doctorate from the Imperial College of Science Technology and Medicine, a master of applied science from the University of Toronto and a diploma in mechanical engineering from the Aristotle University of Thessaloniki.

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

Ioannis Foteinos is our Chief Operating Officer and has been a member of our board of directors since February 2009. Mr. Foteinos has over 30 years of experience in the shipping industry. After obtaining a bachelor’s degree in nautical studies from Sunderland University, he joined the predecessor of Safety Management in 1987, where he served as Chartering Manager until 2017. In 2017 he joined Safe Bulkers Management Ltd. in Cyprus, where he served as Chartering Manager until December 2023. Presently he serves as Chartering Manager with Safety Management Overseas S.A. in Greece, which he joined in January 2024.

Marina Hajioannou has been a member of our board of directors since 2023 and is working in chartering and operations for Safe Bulkers Inc. Ms. Hajioannou is also an elected member of the Board of Governors of the International Propeller Club of the United States, Port of Limassol. Ms. Hajioannou holds a Bachelor Degree in Fine Arts from Chelsea College of Art and Design, University of London and a Certificate in Shipping from Institute of Chartered Shipbrokers, Greek Branch. Marina Hajioannou is the daughter of Polys Hajioannou.

Kristin H. Holth has been a member of our board of directors since 2023 and serves as a member of our audit and governance, nominating and compensation committees. Ms. Holth previously served as Executive Vice President and Global Head of Ocean Industries for DNB Bank ASA (“DNB”), Norway’s largest financial services group and a global leading financial institution within the maritime sector. Ms. Holth has significant experience in capital markets and funding, and has held numerous management positions within DNB over the years, including serving as Global Head of Shipping, Offshore & Logistics for four years, and General Manager & Head of DNB Americas for six years. Ms. Holth currently serves on several boards, including Noble Corporation (NYSE: NE), HitecVision AS, DOF Group ASA (OSXL) and ECOnnect Energy AS. Ms. Holth holds a Bachelor of Business Administration degree in international finance from BI Norwegian Business School.

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

B. Compensation of Directors and Senior Management

Our Managers, pursuant to the terms of the applicable Management Agreements, have historically provided to us our executive officers. For the year ended December 31, 2024, none of the executive officers and senior management were employed directly by us. For a discussion of the fees payable to our Managers, refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements.” Also, we do not have any service contracts with any of our non-executive directors that provide for benefits upon termination of their services.

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

C. Board Practices

Information regarding the period which each director served and the date of expiration of each director’s current term is included in “Item 6A. Directors, Senior Management and Employees—A. Directors and Senior Management.” As of December 31, 2024, we had nine members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than fifteen, by a vote of a majority of the entire board of directors. Each director shall be elected to serve until the third succeeding annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board of directors created by death, resignation, removal (which may only be for cause), or failure of the shareholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. None of our directors is a party to service contracts with us providing for benefits upon termination of employment.

During the fiscal year ended December 31, 2024, the full board of directors held four meetings. Each director attended all of the meetings of committees of which the director was a member in person or electronically. Our board of directors has determined that each of Messrs. Sica, Megalou, Wikborg and Ms. Holth are independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the SEC. Shareholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the chairman of the audit committee, Mr. Frank Sica, or to the chairman of the corporate governance, nominating and compensation committee, Mr. Ole Wikborg, may do so by writing to our Secretary, Dr. Loukas Barmparis, Safe Bulkers, Inc., e-mail: directors@safebulkers.com.

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

ESG Committee

Our environmental, social and governance committee consists of six directors, Frank Sica, Ole Wikborg, Christos Megalou, Kristin H. Holth, Dr. Loukas Barmparis and Polys Hajioannou. The president of the Company, Dr. Loukas Barmparis, leads the management team on ESG matters and reports to the ESG Committee. The Committee reviews the Company’s ESG performance and ensures governance oversight by the board of directors focused on ESG strategy and implementation, consistent with the Company’s priorities outlined in our sustainability report. Moreover, the environmental, social and governance committee is responsible for:

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

D. Employees

Our executive officers are provided by our Managers. As of December 31, 2024, our Managers employed approximately 941 people serving on board the vessels in our fleet, and approximately 163 people on shore.

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

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding Common Stock and Preferred Shares as of February 28, 2025 held by:

•each person or entity that we know beneficially owns 5.0% or more of our Common Stock;
•our officers and directors; and
•all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 28, 2025 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership for each stockholder is based on 105,269,712 shares of Common Stock outstanding as of February 28, 2025. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all shareholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Identity of Person or Group	Number of Shares of Common Stock Owned		Percentage of Common Stock		Number of Shares of Series C Preferred Shares		Percentage of Series C Preferred Shares		Number of Shares of Series D Preferred Shares		Percentage of Series D Preferred Shares
5% Beneficial Owners:
Vorini Holdings Inc.(1)	19,426,015		18.45%		—		—%		—		—%
Bellapais Maritime Inc.(1)	5,000,000		4.75%		—		—%		—		—%
Kyperounta Maritime Inc.(1)	5,000,000		4.75%		—		—%		—		—%
Lefkoniko Maritime Inc.(1)	5,000,000		4.75%		—		—%		—		—%
Akamas Maritime Inc.(1)	8,555,412		8.13%		—		—%		—		—%
Chalkoessa Maritime Inc.(1)	5,400,000		5.13%		—		—%		—		—%
Officers and Directors:
Polys Hajioannou (1)	48,381,427		45.96%		—		—%		3,000		0.09%
Dr. Loukas Barmparis	—	*		*		*		*		*		*
Konstantinos Adamopoulos		*		*		*		*		*		*
Ioannis Foteinos	—		—%		—		—%		—		—%
Marina Hajioannou	—		—%		—		—%		—		—%
Kristin H. Holth		*		*	—		—%		—		—%
Frank Sica		*		*		*		*		*		*
Ole Wikborg		*		*	—		—%		—		—%
Christos Megalou		*		*	—		—%		—		—%
All executive officers and directors as a group (9 persons)	48,884,408		46.44%		7,638		0.95%		32,500		1.02%
 * Less than 1%

(1)Controlled by Polys Hajioannou.

In June 2008, we completed a registered public offering of our shares of Common Stock in which the selling stockholder was Vorini Holdings Inc., and our Common Stock began trading on the NYSE. Our major shareholders have the same voting rights as our other shareholders. As of February 28, 2025, we had 14 shareholders of record; three of these shareholders of record were located in the U.S. and held an aggregate 64,046,502 shares of Common Stock, representing approximately 60.84% of our outstanding shares of Common Stock. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which holds 63,667,934 shares of our Common Stock. Accordingly, we believe that the shares held by Cede & Co. include shares of Common Stock beneficially owned by both holders in the U.S. and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control. We are not aware of any significant changes in the percentage ownership held by any major shareholders since our initial public offering. No foreign government owns more than 50% of our outstanding common shares.

Polys Hajioannou owns or controls approximately 45.96% of our outstanding Common Stock. He is able to significantly affect the outcome of matters on which our shareholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. Shares of our Common Stock held or controlled by Polys Hajioannou do not have different or unique voting rights.

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

On May 29, 2018, following the expiration of the Old Management Agreements, the Company signed the Original Management Agreements with the Managers, which had an initial term of three years expiring on May 28, 2021 and could be extended for two additional terms of three years each. The fees provided by the Original Management Agreements were fixed until May 29, 2021 and upon mutual agreement with the Managers, could be adjusted for a subsequent term of three years each time in May 29, 2021 and May 29, 2024. On May 29, 2021, following the expiration of the initial three-year term, the Original Management Agreements were extended for an additional term of three years, until May 29, 2024. On April 1, 2022, Safe Bulkers entered into a new management agreement with the New Manager, with an initial term that expired on May 29, 2024. The Management Agreements were automatically extended on May 29, 2024 for three years, subject to our ability to terminate each Management Agreement upon written notice at least 24 months prior to the end of the current term. Each Management Agreement will expire on May 29, 2027 and we expect to enter into new agreements with the Managers upon their expiration.

Under our Management Agreements, in return for providing executive officers and technical, commercial and administrative services, our Managers receive a ship management fee of €950 per day per managed vessel for vessels in our fleet and €250 per managed vessel per day for bareboat charters and one of our Managers receives an annual ship management fee of €5.0 million. For the three year period from May 29, 2021 to May 28, 2024, the daily ship management fee was €875 and the annual ship management fee was €3.5 million. Further, our Managers receive a commission of 1.0% based on the contract price of any vessel bought and a commission of 1.0% based on the contract price of any vessel sold by it on our behalf, including any contracted newbuild. We also pay our Managers a supervision fee of $550,000 per newbuild, of which 50.0% is payable upon the signing of the relevant supervision agreement, and 50.0% is payable upon successful completion of the sea trials of each newbuild, for the on-premises supervision of all newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise.

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

Term and Termination Rights

Subject to the termination rights described below, the current term of the Management Agreements will expire on May 29, 2027 and is renewable for an additional three-year period. We expect to enter into new agreements with the Managers upon their expiration. The terms of any such new agreements have not yet been determined.

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

·    an aggregate amount in excess of $100,000 payable by the Manager to us or third parties under our Management Agreement is not paid or accounted for within 10 business days following written notice by us; or

·    any time after May 29, 2027, upon our delivery of 12 months’ written notice to the Manager (a “Third Term Termination Notice”).

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

Principal executive office lease

The Company leases office space from a company controlled by Polys Hajioannou, at Apt. D11, Les Acanthes, 6, Avenue des Citronniers, MC98000 Monaco, where our principal executive office is established. The office space lease contract was for a period from February 2014 until February 2023 with an annual lease payment initially agreed in 2014 in the amount of EUR 63,000 equivalent to $67 as of December 31, 2022. In January 2023, the office space lease contract was renewed with an annual lease payment in the amount of EUR 86,400 equivalent to $90 as of December 31, 2024, adjusted annually based on the cost of construction as published in the National Institute of Statistics & Economic Studies of Monaco, plus expenses, and is recorded in “General and administrative expenses” in the Consolidated Statements of Income.

Credit Facilities

During 2022, the Company entered into an agreement with a financial institution for an amount up to $80.0 million secured by seven vessels owned by respective subsidiaries of the Company. During 2023, Eptaprohi, Soffive, Marinouki, Marathassa, Kerasies, Pemer and Lofou agreed with that financial institution the extension of the tenor by six months, from June 2028 to December 2028, and changes in the margin of this credit facility. During 2023, the vessel owned by Kerasies was released from the security package without any amendment to the terms of the facility, and during 2024, the vessel owned by Marathassa was released from the security package without any amendment to the terms of the facility. One of the independent members of the board of directors of the Company currently serves as the Chief Executive Officer of this financial institution. All above transactions were evaluated and approved by the board of directors of the Company excluding that independent member of the board of directors of the Company.

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

Dividend Policy

During 2022, we declared and paid four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $2.4 million, and four quarterly consecutive dividends of $0.50 per share of Series D Preferred Shares, totaling $6.4 million. During 2023, we declared and paid four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $1.6 million, and four quarterly consecutive dividends of $0.50 per share of Series D Preferred Shares, totaling $6.4 million. During 2024, we declared and paid four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $1.6 million, and four quarterly consecutive dividends of $0.50 per share of Series D Preferred Shares, totaling $6.4 million. In January 2025, we declared and paid a quarterly dividend of $0.50 per share, of Series C Preferred Shares, totaling $0.4 million, and of Series D Preferred Shares, totaling $1.6 million.

In March 2022, we re-established paying dividends to our common shareholders. The last time we had previously paid dividend on our shares of common stock was in August 2015. In 2022, we declared and paid four quarterly consecutive dividends of $0.05 per common share, totaling $24.1 million, and in 2023 we declared and paid four quarterly consecutive dividends of $0.05 per common share, totaling $22.7 million and in 2024 we declared and paid four quarterly consecutive dividends of $0.05 per common share, totaling $21.5 million. In February 2025, we declared a dividend on the Company's common stock of $0.05 per share, totaling $5.3 million, payable on or about March 21, 2025 to shareholders of record at the close of trading of the Company's common stock on the NYSE on March 3, 2025.

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

B. Significant Changes

No significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F, other than as described in Note 21 - Subsequent Events to our consolidated financial statements included herein.

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

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 200,000,000 shares of Common Stock, par value $0.001 per share, of which, as of December 31, 2024 and February 28, 2025, 105,288,996 and 105,269,712 shares were issued and outstanding, respectively, and 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of December 31, 2024 and February 28, 2025, 804,950 shares of Series C Preferred Shares and 3,195,050 shares of Series D Preferred Shares were issued and outstanding. Of this blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a shareholders rights plan as described below under “—Shareholders Rights Plan.” All of our shares of stock are in registered form.

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

Directors

Under our articles of incorporation and bylaws, our directors are elected by a plurality of the votes cast at each annual meeting of the shareholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting. Our articles of incorporation and bylaws provide for a staggered board of directors whereby directors shall be divided into three classes: Class I, Class II and Class III. The term of our Class I directors expires in 2027, the term of our Class II directors expires in 2025 and the term of our Class III directors expires in 2026. At each annual meeting, individuals elected as directors are elected to hold office until the third succeeding annual meeting.

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

Preferred Stock

Our articles of incorporation authorize our board of directors, without any further vote or action by our shareholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a shareholder rights plan as described below under “—Shareholders Rights Plan,” and as of December 31, 2024 and February 28, 2025, 804,950 have been designated as Series C Preferred Shares and 3,195,050 have been designated as Series D Preferred Shares, and to determine, with respect to any series of preferred stock established by our board of directors, the terms and rights of that series, including:

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

Blank Check Preferred Stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a shareholder rights plan as described above under “-Shareholder Rights Plan” and as of December 31, 2024 and February 28, 2025, 804,950 have been designated as Series C Preferred Shares and 3,195,050 have been designated as Series D Preferred Shares. As of the Redemption Date, no shares of Series B Preferred Shares remained outstanding. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

We are subject to a 4% tax imposed without allowance for deductions for such taxable year, as described in "Taxation in the Absence of Exemption", unless we qualify for exemption from tax under Section 883 of the Code, the requirements of which are described in detail below. For our 2024 taxable year, we were exempt from U.S federal tax on our U.S. source gross shipping income.

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

i) more than 50% of the value of our stock is owned, directly or indirectly, by "qualified shareholders", that are persons (i) who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, and (ii) we satisfy certain substantiation requirements, which we refer to as the "50% Ownership Test"; or

ii) our stock is "primarily" and "regularly" traded on one or more established securities markets in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the "Publicly-Traded Test".

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

We satisfied the 50% Ownership Test for our 2024 taxable year, and expect that we will be able to satisfy that test going forward.

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

The Closely-Held Rule will not disqualify a foreign corporation, however, if it can establish and substantiate that qualified shareholders own, actually or constructively under specified attribution rules, sufficient shares in the closely-held block of stock to preclude the shares in the closely-held block that are owned by non-qualified 5% Shareholders from representing 50% or more of the value of such class of stock for more than half of the days during the tax year. An analysis of our shareholding in 2024 confirmed that we can satisfy that more than 50% of our shares were held for more than half of the days in the 2024 taxable year by qualified 5% Shareholders in combination with the shares held by less than 5% shareholders.

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

During the year ended December 31, 2023 we entered into certain interest rate derivative contracts which were all terminated during the same year for which we received an aggregate payment of $0.33 million. We did not enter into any interest rate derivative contracts during the year ended December 31, 2024. From time to time we may enter into interest rate swap agreements in order to manage future interest costs and the risk associated with changing interest rates.

The following table sets forth the sensitivity of our existing loans as of December 31, 2024, as to a 100 basis point increase in SOFR, and reflects the additional interest expense.

Year	Amount
2025	$3.8	million
2026	3.5	million
2027	3.0	million
2028	2.6	million
2029	1.6	million

Freight Derivatives and Bunker Swaps

We are subject to markets risks relating to changes in charter rates because we have entered into a certain number of FFA's on the Panamax index, all of which matured in 2024. Generally freight derivatives may be used to hedge a vessel owner’s exposure to the charter market for a specified vessel size and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates reported on an identified index for the specified vessel size and time period, the seller of the FFA is required to pay the buyer the settlement sum, being an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days of the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operations and cash flow.

Our FFA derivatives do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in earnings. For the years ended December 31, 2023 and 2024, we incurred net loss on FFAs of $1.7 million and $0.5 million, respectively. As of December 31, 2023 the fair value of our outstanding FFA derivatives was a net liability of $0.2 million. We did not have any FFA derivatives outstanding as of December 31, 2024.

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

We used these bunker swaps as an economic hedge to reduce the risk on bunker price differentials. Our bunker swaps do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in earnings. Bunker swaps are treated as assets/liabilities until they are settled. During the years ended December 31, 2023, we entered into a number of bunker swaps, all of which matured in 2024.. For the years ended December 31, 2023 and 2024 we incurred net gain of $0.1 million and $0.2 million, respectively. As of December 31, 2023 the fair value of our outstanding bunker swaps was a liability of $0.3 million. We did not have any bunker swaps outstanding as of December 31, 2024.

Foreign Currency Exchange Risk

We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2024 we incurred approximately 21.2% of our vessel operating expenses in currencies other than the U.S. dollar and the vast majority of our management fees to our Managers in currencies other than the U.S. dollar. The interest on our €100.0 million bond is also payable in EUR. As of December 31, 2024, approximately 26.6% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar and were subject to exchange rate risk, as their value fluctuates with changes in exchange rates.

A hypothetical 10.0% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2024, would have increased our vessel operating expenses by approximately $2.0 million, our management fees to our Managers by approximately $2.1 million, our bond interest by approximately $0.3 million and the fair value of our outstanding accounts payable by approximately $0.2 million.

As of December 31, 2024, the majority of our outstanding contractual obligations to our Managers were denominated in Euros, equivalent to $60.8 million. The USD equivalent of the €100.0 million bond as of December 31, 2024 was $103.9 million. In order to mitigate the risk from exchange rate fluctuations, we have entered into several currency forward agreements in the relation to the redemption of the bond principal for a total of €60.0 million at an average rate of 1.0891 EUR/USD. A hypothetical 10% immediate adverse move in the Euro exchange rate from the rate in effect as of December 31, 2024, would have increased our outstanding contractual obligations to our Managers by approximately $5.5 million and to the bond holders by approximately $4.8 million, taking into account the outstanding forward currency agreements. We may not enter into additional foreign exchange forward agreements in the future in relation to the expenditures denominated in Euros.

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

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2024. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include without limitation controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2024.

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

 In making its assessment of our internal control over financial reporting as of December 31, 2024, management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013 (“COSO”).

 Management concluded that, as of December 31, 2024, our internal control over financial reporting was effective. Deloitte Certified Public Accountants S.A. (“Deloitte”), our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2024 which is reproduced in its entirety in Item 15(c) below.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 has been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Safe Bulkers, Inc.
Majuro, Republic of the Marshall Islands

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Safe Bulkers, Inc. and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated March 10, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

March 10, 2025

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

We have adopted a Code of Business Conduct and Ethics for all officers and employees of our company, which incorporates a Code of Ethics for directors and a Code of Conduct for corporate officers, a copy of which is posted on our website, and may be viewed at http://www.safebulkers.com/corp_ethics.htm. We will also provide a paper copy of this document free of charge upon written request by our shareholders. shareholders may direct their requests to the attention of Dr. Loukas Barmparis, Secretary, Safe Bulkers, Inc., e-mail: directors@safebulkers.com, telephone: +30 2111 888 400, +357 25 887 200. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2024.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees billed to the Company for the fiscal years ended December 31, 2024 and 2023 by the Company’s principal accounting firm, Deloitte Certified Public Accountants S.A., (PCAOB number 1163), an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, Limited, by the category of service, were as follows:

	2023	2024
	(in thousands)
Audit fees	$420	$427
Audit related fees	$42	$11
Tax fees	$—	$—
All other fees	$17	$46
Total fees	$479	$484

Audit fees represent compensation for professional services rendered for the integrated audit of the consolidated financial statements of the Company and for the review of the quarterly financial information as well as in connection with the review of the Annual Report, review of registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filing. Audit related fees represent compensation for professional services rendered relating to the public offering and listing on the Athens Stock Exchange of unsecured bond by a subsidiary of Safe Bulkers, and subscription services. There were no fees relating to Tax fees. Other fees represent fees for professional services rendered in connection with the review of the sustainability report of the Company.

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

Preferred Stock

In March 2022, the Company issued a notice of redemption of 1,492,554 of the outstanding Series C Preferred Shares. The redemption was completed on April 29, 2022, at a redemption price of $25.00 per Series C Preferred Share plus all accumulated and unpaid dividends to, but excluding, the redemption date. Following the redemption, there were 804,950 Series C Preferred Shares outstanding, as of December 31, 2023 and as of December 31, 2024.

Common Stock

In June 2022, the Company implemented a new program for the repurchase of an amount up to 5,000,000 shares of its Common Stock. In March 2023, the Company announced an increase of the June 2022 share repurchase program, authorizing the Company to purchase up to a total of 10,000,000 shares of the Company’s Common Stock. All shares of Common Stock repurchased under the June 2022 and March 2023 share repurchase programs have been canceled. In May 2023, the Company announced a new program for the repurchase of up to 5,000,000 shares of its Common Stock. In July 2023, the Company terminated the program, having repurchased and canceled an amount of 139,891 shares of Common Stock. In November 2023, we authorized a repurchase program for up to 5,000,000 shares of Common Stock. In April 2024, the Company terminated the program, having repurchased and canceled an amount of 4,860,953 shares of Common Stock. In November 2024, we authorized an additional repurchase program for the repurchase of up to 5,000,000 shares of its Common Stock. In December 2024, the Company terminated the program, having repurchased and canceled an amount of 1,488,690 shares of Common Stock. In February 2025, we authorized a repurchase program for up to 3,000,000 shares of Common Stock. The program supersedes any prior repurchase program of the Company. As of March 10, 2025, the Company had repurchased and cancelled an amount of 455,685 shares of Common Stock under the repurchase program.

Purchases under the previously announced repurchase programs were made in the open market and in compliance with applicable laws and regulations.

Details on the shares purchased under such program as of March 10, 2025, are set forth in the table below:

Period	Total Number of Shares of Common Stock Purchased (a)	Average Price Paid per Share of Common Stock	Total Number of Common Shares Purchased as Part of Publicly Announced Plan or Programs
January 2024	—	—	—
February 2024	1,321,908	4.42	1,321,908
March 2024	3,270,646	4.84	4,592,554
April 2024	268,399	4.96	4,860,953
May 2024	—	—	—
June 2024	—	—	—
July 2024	—	—	—
August 2024	—	—	—
September 2024	—	—	—
October 2024	—	—	—
November 2024	233,789	3.93	233,789
December 2024	1,254,901	3.88	1,488,690
Total	6,349,643	4.53	6,349,643
January 2025	—	—	—
February 2025	30,059	3.75	30,059
March 2025	425,626	3.73	455,685
Total	455,685	3.73	455,685
Total	6,805,328	4.48	6,805,328

(a) All purchases were made on the open market in accordance with Rule 10b-18 and Rule 10b5-1 under the Exchange Act.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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
We have adopted an Insider Trading Policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the policy is filed as Exhibit 11.1 to this Annual Report.

ITEM 16K.	CYBERSECURITY

Our organization integrates cybersecurity risk management into our overall risk management strategy. This includes regular risk assessments to identify potential cybersecurity threats and working with external cybersecurity experts. We also oversee cybersecurity risks with third-party service providers. We assess the impact of cybersecurity threats on our business, including our strategic direction, operational performance, and financial stability, using insights from any past cybersecurity incidents. Additionally, we have established cybersecurity processes, which we regularly update to address material cybersecurity risks, trends and threats, including in connection with network and systems security and standards, cryptography, third-party management, access and remote access control, log and patch management, mobile devices, security on specific environments and incidents management.

We deploy methods of defense to provide levels of protection against cybersecurity threats including monitoring of cybersecurity threats or incidents committed against other companies with the purpose to remain current with the latest trends, making improvements to our defense. We perform penetration tests and attack simulations to assess our protections and our detections capabilities. We utilize third party partner services of a cybersecurity center in charge of prevention, detection, mitigation, reporting and remediation of cybersecurity incidents including cybersecurity threats, attacks and security breaches. We train our employees through third party held cyber awareness training including phishing campaigns, for areas including phishing techniques, information security, ransomware, passwords policies with the purpose to better identify, avoid and face cybersecurity threats and attacks. Our enterprise risk management includes an integrated quarterly risk assessment procedure to identify and address material risks to the Company's information technology infrastructure.

In terms of governance of cybersecurity risks, during 2024, we have appointed a certified information security manager who oversees our information, cybersecurity, and technology security. The information security manager reports quarterly to the Audit Committee which is dedicated to this area and is overseen by our board of directors, with the audit committee dedicated to this area. This group receives regular updates on cybersecurity matters. Management, including specific roles and the audit committee with cybersecurity expertise, handles the ongoing assessment and management of these risks. Their responsibilities include monitoring cybersecurity threats, managing incidents, and communicating with the board of directors. This approach ensures that we are prepared to identify, assess, and respond to cybersecurity challenges, aligning our risk management with our organizational goals. As of the date of this report, we are not aware of any material risks from cybersecurity threats and cybersecurity incidents that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition.

Although we have put in place the cybersecurity processes described above, cybersecurity threats, attacks and incidents and misuse or manipulation of any of our information technology infrastructure and systems could have a material adverse effect on our business strategy, results of operations or financial condition (see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company— We rely on information technology, and if we are unable to protect against service interruptions, data corruption, cyber based attacks or network security breaches, our operations could be disrupted and our business could be negatively affected.”).

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-36 incorporated herein by reference.

ITEM 19.	EXHIBITS

Exhibit	Description
1.1	First Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 on the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995))
1.2	Articles of Amendment of First Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 99.1 on the Company’s Form 6-K, filed on October 8, 2009)
1.3	First Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.2 on the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995))
2.1	Form of Registration Rights Agreement between Safe Bulkers, Inc. and Vorini Holdings Inc. (Incorporated by reference to Exhibit 4.2 on the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995))
2.2	Shareholders Rights Agreement, dated August 5, 2020, between Safe Bulkers, Inc. and American Stock Transfer & Trust Company (Incorporated by reference to Exhibit 4.1 on the Company’s Form 6-K, filed on August 6, 2021)
2.3	Specimen Share Certificate (Incorporated by reference to Exhibit 4.1 on the Company’s Registration Statement on Form F-1 (Reg. No. 333-150995))
2.4	Statement of Designation of the 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (Par Value $0.01 Per Share) (Incorporated by reference to Exhibit 3.4 on the Company’s Form 8-A12B filed on May 7, 2014)
2.5	Statement of Designation of the 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (Par Value $0.01 Per Share) (Incorporated by reference to Exhibit 3.4 on the Company’s Form 8-A12B filed on June 30, 2014)
2.6	Statement of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock (Incorporated by reference to Exhibit 3.1 on the Company’s Form 6-K, filed on August 6, 2021)
2.7	Description of Securities
4.1	Management Agreement, dated May 29, 2018, between Safety Management Overseas S.A. and Safe Bulkers, Inc.
4.2	Management Agreement, dated May 29, 2018, between Safe Bulkers Management Limited and Safe Bulkers, Inc.
4.3	Second Amended and Restated Restrictive Covenant Agreement, dated August 2, 2017, among Safe Bulkers, Inc., Polys Hajioannou, Vorini Holdings Inc. and Machairiotissa Holdings Inc. (Incorporated by reference to Exhibit 4.3 on the Company’s Form 20-F, filed on March 2, 2018)
4.4	Second Amended and Restated Restrictive Covenant Agreement, dated August 2, 2017, between Safe Bulkers, Inc. and Polys Hajioannou (Incorporated by reference to Exhibit 4.4 on the Company’s Form 20-F, filed on March 2, 2018)
4.5	Amended and Restated Loan Agreement, dated October 3, 2018, by and among Safe Bulkers, Inc., DNB Bank ASA, as Mandated Lead Arranger, DNB Bank ASA, as Agent, DNB Bank ASA, as Swap Provider, and DNB Bank ASA, as Security Agent
4.6	Amended and Restated Loan Agreement, dated March 28, 2019, by and among Safe Bulkers, Inc., DNB Bank ASA, as Mandated Lead Arranger, DNB Bank ASA, as Agent, DNB Bank ASA, as Swap Provider, and DNB Bank ASA, as Security Agent
4.7	At-The-Market Equity Offering Sales Agreement between Safe Bulkers, Inc. and DNB Markets, Inc. (Incorporated by reference to Exhibit 1.1 on the Company’s Form 6-K, filed on August 7, 2020)
4.8	Amendment No. 1 to the At-the-Market Equity Offering Sales Agreement, dated as of May 26, 2021, by and between Safe Bulkers, Inc. and DNB Markets, Inc. (Incorporated by reference to Exhibit 1.1 on the Company’s Form 6-K, filed on May 27, 2021)
4.9	Amended and Restated Loan Agreement, dated September 27, 2021, by and among Safe Bulkers, Inc., DNB Bank ASA, as Mandated Lead Arranger,DNB Bank ASA, as Agent, DNB Bank ASA, as Swap Provider, and DNB Bank ASA, as Security Agent
4.10	Indenture dated February 11, 2022, with respect to Safe Bulkers Participations Plc €100mm bond due 2027 with semi-annual coupon of 2.95% p.a., with Safe Bulkers, Inc. as guarantor
4.11	Restated Restrictive Covenant Agreement dated October 4, 2022among Safe Bulkers, Inc., Polys Hajioannou, Vorini Holdings Inc. and Machairiotissa Holdings Inc.
4.12	Restrictive Covenant Agreement dated October 4, 2022, between Safe Bulkers, Inc. and Polys Hajioannou.
4.13	Amended and Restated Loan Agreement, dated September 27, 2021, by and among Safe Bulkers, Inc., DNB Bank ASA, as Mandated Lead Arranger,DNB Bank ASA, as Agent, DNB Bank ASA, as Swap Provider, and DNB Bank ASA, as Security Agent
4.14	Management Agreement between Safe Bulkers Management Monaco Inc. and Safe Bulkers, Inc. dated April 1 2022
4.15	Amended Management Agreement between Safe Bulkers Management Limited and Safe Bulkers, Inc. dated April 1 2022
4.16	Amended Management Agreement between Safety Management Overseas S.A. and Safe Bulkers, Inc. dated April 1 2022
4.17	Amended Management Agreement between Safe Bulkers Management Monaco Inc. and Safe Bulkers, Inc. dated May 29, 2024
4.18	Amended Management Agreement between Safe Bulkers Management Limited and Safe Bulkers, Inc. dated May 29, 2024
4.19	Amended Management Agreement between Safety Management Overseas S.A. and Safe Bulkers, Inc. dated May 29, 2024
8.1	List of Subsidiaries
11.1	Insider Trading policy
12.1	Certification of principal executive officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended
12.2	Certification of principal financial officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended
13.1	Certification of principal executive officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
97.1	Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation
101
The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, formatted in lnline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets as of December 31, 2023 and 2024; (ii) Consolidated Statements of Income for the years ended December 31, 2022, 2023 and 2024; (iii) Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2022, 2023 and 2024; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2023 and 2024; and (v) Notes to Consolidated Financial Statements

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

	By:	/s/ KONSTANTINOS ADAMOPOULOS
March 10, 2025		Name: Konstantinos Adamopoulos
Title: Chief Financial Officer and Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Safe Bulkers, Inc.
Majuro, Republic of the Marshall Islands.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Safe Bulkers Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of income, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Vessels, net – Future Charter Rates on vessels with impairment indications – Refer to Note 2 of the consolidated financial statements.

Critical Audit Matter Description

The Company’s evaluation of its vessels for impairment involves an initial assessment of each vessel to determine whether events or changes in circumstances exist that may indicate that the carrying amount of the vessel is greater than its fair value and may no longer be recoverable. As at December 31, 2024, 7 out of 46 vessels had impairment indications.

If indicators of impairment exist for a vessel, the Company determines the recoverable amount by estimating the undiscounted future cash flows associated with the vessel. If the carrying value of the vessel exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. The undiscounted future cash flows incorporate various factors and significant assumptions, including estimated future charter rates. Future charter rates reflect the rates currently in effect for the duration of the vessels' current charters, and an estimated daily time charter equivalent for the unchartered period using the twelve -month budgeted rate for the vessel class for the first year. The Forward Freight Agreement charter rate for the vessel class for the second year; and thereafter, the most recent ten-year historical time charter average for the vessel class adding an estimated premium for vessels with installed scrubbers.

We identified future charter rates, used in the undiscounted future cash flows analysis of vessels with impairment indications, as a critical audit matter because of the complex judgments made by management to estimate future charter rates and the significant impact they have on undiscounted cash flows expected to be generated over the remaining useful life of the vessel.

This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s future charter rates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future charter rates utilized in the undiscounted future cash flows on vessels with impairment indications included the following among others:

•We tested the effectiveness of controls over management’s review of the impairment analysis, including the future charter rates used within the undiscounted future cash flows analysis.

•We evaluated the reasonableness of the Company’s estimate of future charter rates by:

1.Evaluating the Company’s methodology for estimating the future charter rates by comparing the future charter rates utilized in the future undiscounted net operating cash flows to
a.the Company’s historical rates, including the actual scrubber premium earned on the Company’s past charter contracts,
b.historical rate information by vessel class published by third parties
c.the Company’s budget and
d.other external market sources, including analysts’ reports, market reports on spreads on marine fuel (for determination of premium for scrubber fitted vessels) and reports on prospective market outlook.

2.Considering the consistency of the assumptions used in the future charter rates, including scrubber premium, with evidence obtained in other areas of the audit. This included a) internal communications by management to the board of directors, and b) external communications by management to analysts and investors.

3.Evaluating management’s ability to accurately forecast by comparing actual results to management’s historical forecasts.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

March 10, 2025

We have served as the Company’s auditor since 2007.

SAFE BULKERS, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2023 AND 2024
(In thousands of U.S. Dollars, except for share and per share data)

		December 31,
	Notes	2023	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$48,191	$81,083
Time deposits		39,731	44,339
Accounts receivable		8,786	13,346
Assets held for sale	6	24,229	—
Due from Managers	3	14	829
Inventories		16,652	14,883
Derivative assets	13	8	—
Accrued revenue	17	477	903
Restricted cash		2,020	3,000
Prepaid expenses and other current assets		6,613	7,008
Total current assets		146,721	165,391
FIXED ASSETS:
Vessels, net	4	1,091,518	1,144,318
Advances for vessels	5	89,703	85,204
Total fixed assets		1,181,221	1,229,522
OTHER NON CURRENT ASSETS:
Deferred financing costs		255	—
Restricted cash		8,850	7,475
Derivative assets	13	2,669	672
Accrued revenue	17	87	—
Other non current assets		13	36
Total assets		1,339,816	1,403,096
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	8	24,781	58,191
Unearned revenue	17	10,853	6,538
Trade accounts payable		10,442	9,903
Accrued liabilities	14	8,383	11,807
Derivative liabilities	13	526	—
Other financing liability	7	748	—
Due to Managers	3	—	33
Total current liabilities		55,733	86,472
Long-term debt, net	8	482,391	478,450
Unearned revenue	17	3,248	2,624
Derivative liabilities	13	—	1,419
Other liabilities		5,933	2,513
Total liabilities		547,305	571,478
COMMITMENTS AND CONTINGENCIES	10
SHAREHOLDERS’ EQUITY:
Common stock, $0.001 par value; 200,000,000 authorized, 111,607,828 and 105,288,996 issued and outstanding at December 31, 2023 and 2024, respectively	9	112	105
Preferred stock, $0.01 par value; 20,000,000 authorized, 804,950 and 804,950 Series C Preferred Shares, 3,195,050 and 3,195,050 Series D Preferred Shares, issued and outstanding at December 31, 2023 and 2024, respectively	9	40	40
Additional paid in capital		352,897	324,137
Retained earnings		439,462	507,336
Total shareholders’ equity		792,511	831,618
Total liabilities and shareholders’ equity		1,339,816	1,403,096
            The accompanying notes are an integral part of these consolidated financial statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(In thousands of U.S. Dollars, except for share and per share data)

	Years Ended December 31,
	Notes	2022	2023	2024
REVENUES:
Revenues	11	$364,050	$295,393	$320,679
Commissions		(14,332)	(10,992)	(13,046)
Net revenues		349,718	284,401	307,633
EXPENSES:
Voyage expenses		(9,969)	(21,666)	(16,728)
Vessel operating expenses	12	(80,211)	(89,201)	(92,601)
Depreciation and amortization	4,7	(49,518)	(54,129)	(58,135)
General and administrative expenses
- Management fee to related parties	3,16	(17,723)	(19,199)	(21,357)
- Company administration expenses	16	(4,079)	(4,564)	(5,678)
Other operating expense		(3,570)	(1,869)	(1,262)
Gain on sale of assets	18	—	10,375	16,555
Operating income		184,648	104,148	128,427
OTHER (EXPENSE)/INCOME:
Interest expense	8	(17,138)	(24,707)	(31,375)
Other finance cost		(1,353)	(756)	(618)
Interest income		783	2,497	3,396
Gain/(loss) on derivatives	13	8,723	523	(3,670)
Foreign currency (loss)/gain		(1,101)	(1,873)	4,172
Amortization and write-off of deferred finance charges		(2,008)	(2,481)	(2,956)
Net income		172,554	77,351	97,376
Less preferred dividend attributable to preferred shareholders		8,978	8,000	8,000
Net income available to common shareholders		163,576	69,351	89,376
Earnings per share in U.S. Dollars, basic and diluted	20	$1.36	$0.61	$0.83
Weighted average number of shares, basic and diluted		120,653,507	113,619,092	107,576,009

The accompanying notes are an integral part of these consolidated financial statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS
OF SHAREHOLDERS’ EQUITY FOR THE YEARS
ENDED DECEMBER 31, 2022, 2023 AND 2024
(In thousands of U.S. Dollars)

	Common Stock	Preferred Stock	Additional Paid in Capital	Retained Earnings	Total
Balance as of January 1, 2022	$122	$55	$425,202	$253,861	$679,240
Net income	—	—	—	172,554	172,554
Redemption of preferred stock		(15)	(37,299)	—	(37,314)
Repurchase and cancellation of common stock	(3)	—	(9,048)	—	(9,051)
Preferred stock redemption expenses			(7)	—	(7)
Share based compensation	—	—	120	—	120
Common share dividends declared and paid ($0.20 per share of common stock)	—	—	—	(24,142)	(24,142)
Preferred share dividends declared and paid ($2.00 per share of preferred C shares and $2.00 per share of preferred D shares)	—	—	—	(9,484)	(9,484)
Balance at December 31, 2022	$119	$40	$378,968	$392,789	$771,916
Net income	—	—	—	77,351	77,351
Repurchase and cancellation of common stock	(7)	—	(26,215)	—	(26,222)
Share based compensation	—	—	144	—	144
Common share dividends declared and paid ($0.20 per share of common stock)	—	—	—	(22,678)	(22,678)
Preferred share dividends declared and paid ($2.00 per share of preferred C shares and $2.00 per share of preferred D shares)	—	—	—	(8,000)	(8,000)
Balance at December 31, 2023	$112	$40	$352,897	$439,462	$792,511
Net income	—	—	—	97,376	97,376
Repurchase and cancellation of common stock	(7)	—	(28,910)	—	(28,917)
Share based compensation	—	—	150	—	150
Common share dividends declared and paid ($0.20 per share of common stock)	—	—	—	(21,502)	(21,502)
Preferred share dividends declared and paid ($2.00 per share of preferred C shares and $2.00 per share of preferred D shares)	—	—	—	(8,000)	(8,000)
Balance at December 31, 2024	$105	$40	$324,137	$507,336	$831,618

The accompanying notes are an integral part of these consolidated financial statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(In thousands of U.S. Dollars)

	December 31,
	2022	2023	2024
Cash Flows from Operating Activities:
Net income	172,554	77,351	97,376
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	49,518	54,129	58,135
Gain on sale of assets	—	(10,375)	(16,555)
Unrealized loss on inventory valuation	3,570	1,869	1,262
Amortization and write-off of deferred finance charges	2,008	2,481	2,956
Unrealized loss/(gain) on derivatives	4,666	(204)	2,898
Unrealized foreign exchange (gain)/loss	(5,316)	882	(5,784)
Share based compensation	120	144	150
Change in:
Accounts receivable	1,607	(2,311)	(4,560)
Due from Managers	(22)	8	(815)
Inventories	(13,176)	(683)	928
Accrued revenue	60	323	(339)
Prepaid expenses and other current assets	(2,280)	(849)	(395)
Due to Managers	7	(58)	33
Trade accounts payable	505	385	(1,116)
Accrued liabilities	4,669	160	4,666
Non current assets & Other liabilities	1,709	1,704	(3,443)
Unearned revenue	(2,153)	(2,749)	(4,939)
Net Cash Provided by Operating Activities	218,046	122,207	130,458
Cash Flows from Investing Activities:
Vessel advances	(183,276)	(209,103)	(144,775)
Proceeds from sale of assets	16,930	30,773	77,996
Increase in bank time deposits	(79,817)	(52,870)	(81,988)
Maturity of bank time deposits	16,759	79,474	77,035
Net Cash Used in Investing Activities	(229,404)	(151,726)	(71,732)
Cash Flows from Financing Activities:
Proceeds from long-term debt	259,575	255,200	248,300
Principal payments of long-term debt	(191,302)	(165,226)	(212,140)
Dividends paid	(33,626)	(30,678)	(29,502)
Payment of deferred financing costs	(6,405)	(2,846)	(2,844)
Finance lease payments	(21,971)	—	—
Other financing liability payments	—	(1,087)	(755)
Repurchase of common stock	(9,051)	(26,222)	(28,917)
Redemption of preferred stock	(37,314)	—	—
Payment of preferred stock redemption expenses	(7)	—	—
Net Cash (Used in)/Provided by Financing Activities	(40,101)	29,141	(25,858)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(51,459)	(378)	32,868
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(709)	353	(371)
Cash, cash equivalents and restricted cash at beginning of year	111,254	59,086	59,061
Cash, cash equivalents and restricted cash at end of year	59,086	59,061	91,558

Supplemental cash flow information:
Cash paid for interest (excluding capitalized interest):	13,670	22,340	29,452
Non Cash Investing and Financing Activities:
Unpaid financing fees	180	103	150
Unpaid capital expenditures	3,704	842	136
Reconciliation of Cash, Cash Equivalents and Restricted Cash:
Cash and cash equivalents	49,186	48,191	81,083
Restricted cash – Current assets	1,000	2,020	3,000
Restricted cash – Non current assets	8,900	8,850	7,475
Cash, cash equivalents and restricted cash shown in the statement of cash flows	$59,086	$59,061	$91,558
 The accompanying notes are an integral part of these consolidated financial statements.

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

Polys Hajioannou, by virtue of shares owned indirectly through various private entities, owns or controls 45.96% of our outstanding common stock and is the largest shareholder of Safe Bulkers and as a result has significant influence on the outcome of matters on which shareholders are entitled to vote, including the election of the entire board of directors and other significant corporate actions.

Since Safe Bulkers’ initial public offering in 2008, Safe Bulkers has successfully completed five additional public common stock offerings, three preferred stock offerings and an unsecured bond issuance, and it partially completed an “at-the-market” common stock equity offering program (the “ATM Program”).

As of December 31, 2024, Safe Bulkers held 72 wholly owned companies (which are referred to herein as “Subsidiaries”) which together owned and operated a fleet of 46 drybulk vessels and were scheduled to acquire seven additional newbuild vessels (the “Newbuilds”).

Safe Bulkers and its Subsidiaries are collectively referred to in the notes to the consolidated financial statements as the “Company”.

The Company’s principal business is the ownership and operation of drybulk vessels. The Company’s vessels operate worldwide, carrying drybulk cargo for the world’s largest consumers of marine drybulk transportation services. Safety Management Overseas S.A., a company incorporated under the laws of the Republic of Panama (“Safety Management”), Safe Bulkers Management Limited, a company incorporated under the laws of the Republic of Cyprus (“Safe Bulkers Management”) and together with Safety Management, the “Original Managers”, and Safe Bulkers Management Monaco Inc., a company incorporated under the laws of the Republic of the Marshall Islands (“Safe Bulkers Management Monaco” or "New Manager") and together with the Original Managers, the “Managers” and either of them, the “Manager”, related parties all controlled by Polys Hajioannou, provide technical, commercial and administrative management services to the Company.

The accompanying consolidated financial statements include the operations, assets and liabilities of the Company, and of its Subsidiaries listed below.

Subsidiary	Vessel Name	Type	Built
Glovertwo Shipping Corporation (“Glovertwo”)(2)	Zoe	Panamax	July 2013
Stalem Shipping Corporation (“Stalem”)(2)(15)	Koulitsa 2	Panamax	February 2013
Shikokutessera Shipping Inc. (“Shikokutessera”)(2)	Kypros Land	Panamax	January 2014
Shikokupente Shipping Inc. (“Shikokupente”)(2)	Kypros Sea	Panamax	March 2014
Gloverfour Shipping Corporation (“Gloverfour”)(2)	Kypros Bravery	Panamax	January 2015
Shikokuokto Shipping Corporation (“Shikokuokto”)(2)	Kypros Sky	Panamax	March 2015
Gloverfive Shipping Corporation (“Gloverfive”)(2)	Kypros Loyalty	Panamax	June 2015
Marilem Shipping Corporation (“Marilem”)(2)(13)(15)	Kypros Spirit	Panamax	July 2016
Pemer Shipping Ltd. (“Pemer”)(1)	Pedhoulas Merchant	Kamsarmax	March 2006
Pelea Shipping Ltd. (“Pelea”)(1)	Pedhoulas Leader	Kamsarmax	March 2007
Vassone Shipping Corporation (“Vassone”)(2)	Pedhoulas Commander	Kamsarmax	May 2008
Youngtwo Shipping Corporation (“Youngtwo”)(2)	Pedhoulas Rose	Kamsarmax	January 2017

Subsidiary	Vessel Name	Type	Built
Pinewood Shipping Corporation (“Pinewood”)(2)	Pedhoulas Cedrus	Kamsarmax	June 2018
Agros Shipping Corporation (“Agros”) (2)	Vassos	Kamsarmax	May 2022
Yasudyo Shipping Corporation (“Yasudyo”)(2)	Pedhoulas Trader	Kamsarmax	September 2023
Shimafive Shipping Corporation (“Shimafive”)(2)	Morphou	Kamsarmax	October 2023
Shimaeight Shipping Corporation (“Shimaeight”)(2)	Rizokarpaso	Kamsarmax	November 2023
Shimasix Shipping Corporation (“Shimasix”)(2)	Ammoxostos	Kamsarmax	January 2024
Shimaseven Shipping Corporation (“Shimaseven”)(2)	Kerynia	Kamsarmax	January 2024
Georgos Shipping Corporation (“Georgos”)(2)	Pedhoulas Farmer	Kamsarmax	July 2024
Agonistis Shipping Corporation (“Agonistis”)(2)	Pedhoulas Fighter	Kamsarmax	October 2024
Marinouki Shipping Corporation (“Marinouki”)(1)	Marina	Post-Panamax	January 2006
Vasstwo Shipping Corporation (“Vasstwo”)(1)	Xenia	Post-Panamax	August 2006
Soffive Shipping Corporation (“Soffive”)(1)	Sophia	Post-Panamax	June 2007
Eniaprohi Shipping Corporation (“Eniaprohi”)(1)	Eleni	Post-Panamax	November 2008
Eniadefhi Shipping Corporation (“Eniadefhi”)(1)	Martine	Post-Panamax	February 2009
Maxdodeka Shipping Corporation (“Maxdodeka”)(1)	Andreas K	Post-Panamax	September 2009
Pentakomo Shipping Corporation (“Pentakomo”)(2)	Agios Spyridonas	Post-Panamax	January 2010
Maxdeka Shipping Corporation (“Maxdeka”)(2)	Venus Heritage	Post-Panamax	December 2010
Shikoku Friendship Shipping Company (“Shikoku”)(2)	Venus History	Post-Panamax	September 2011
Maxenteka Shipping Corporation (“Maxenteka”)(2)	Venus Horizon	Post-Panamax	February 2012
Vaslem Shipping Corporation (“Vaslem”)(2)(15)	Venus Harmony	Post-Panamax	November 2013
Shikokuepta Shipping Inc. (“Shikokuepta”)(2)	Troodos Sun	Post-Panamax	January 2016
Kastrolem Shipping Corporation (“Kastrolem”)(2)(15)	Troodos Air	Post-Panamax	March 2016
Monagrouli Shipping Corporation (“Monagrouli”)(2)	Troodos Oak	Post-Panamax	April 2020
Lofou Shipping Corporation (“Lofou”)(2)	Climate Respect	Post-Panamax	July 2022
Gloverthree Shipping Corporation (“Gloverthree”)(2)	Climate Ethics	Post-Panamax	January 2023
Gloverseven Shipping Corporation (“Gloverseven”)(2)	Climate Justice	Post-Panamax	June 2023
Shikokuennia Shipping Corporation (“Shikokuennia”)(2)	Mount Troodos	Capesize	November 2009
Maxpente Shipping Corporation (“Maxpente”)(1)	Kanaris	Capesize	March 2010
Eptaprohi Shipping Corporation (“Eptaprohi”)(1)	Pelopidas	Capesize	November 2011
Metamou Shipping Corporation (“Metamou”)(2)	Stelios Y	Capesize	March 2012
Armonikos Shipping Corporation (“Armonikos”)(2)	Michalis H	Capesize	March 2012
Kyotofriendo One Shipping Corporation (“Kyotofriendo One”)(2)	Aghia Sofia	Capesize	March 2012
Staloudi Shipping Corporation (“Staloudi”)(1)	Maria	Capesize	January 2014
Maxtessera Shipping Corporation (“Maxtessera”)(2)	Lake Despina	Capesize	January 2014
Shimanine Shipping Corporation (“Shimanine”)(2)(4)	TBN - H 11115	Kamsarmax	Q2 2025
Shimaten Shipping Corporation (“Shimaten”)(2)(4)	TBN - H 11166	Kamsarmax	Q2 2026
Shimaeleven Shipping Corporation (“Shimaeleven”)(2)(4)	TBN - H 11167	Kamsarmax	Q3 2026
Yasutria Shipping Corporation (“Yasutria”)(2)(4)	TBN - H S6303	Kamsarmax	Q4 2026
Kypriakes Aktes Inc. (“Kypriakes Aktes”)(2)(4)(20)	TBN - H SS386	Kamsarmax	Q4 2026
Kypriakes Grammes Inc. (“Kypriakes Grammes”)(2)(4)(20)	TBN - H SS387	Kamsarmax	Q1 2027
Shimatwelve Shipping Corporation (“Shimatwelve”)(2)(4)	TBN - H 11202	Kamsarmax	Q1 2027
Safe Bulkers Participations Plc. ("Safe Bulkers Participations")(3)	—	—	—
Gloversix Shipping Corporation (“Gloversix”)(2)(13)	—	—	—
Shikokuexi Shipping Inc. (“Shikokuexi”)(2)	—	—	—

Kyotofriendo Two Shipping Corporation (“Kyotofriendo Two”)(2)(14)	—	—	—
Maxeikosipente Shipping Corporation (“Maxeikosipente”)(1)	—	—	—
Maxeikosiepta Shipping Corporation (“Maxeikosiepta”)(1)(6)	—	—	—
Marindou Shipping Corporation (“Marindou”)(1)(10)	—	—	—
Maxeikosiexi Shipping Corporation (“Maxeikosiexi”)(1)(11)	—	—	—
Avstes Shipping Corporation (“Avstes”)(1)(7)	—	—	—
Maxeikosi Shipping Corporation (“Maxeikosi”)(1)(8)	—	—	—
Maxeikositria Shipping Corporation (“Maxeikositria”)(1)(12)	—	—	—
Maxeikosiena Shipping Corporation (“Maxeikosiena”)(1)(9)	—	—	—
Petra Shipping Ltd. (“Petra”)(1)(16)	—	—	—
Maxeikositessera Shipping Corporation (“Maxeikositessera”)(2)(17)	—	—	—
Kerasies Shipping Corporation (“Kerasies”)(1)(18)	—	—	—
Youngone Shipping Corporation (“Youngone”)(2)(19)	—	—	—
Marathassa Shipping Corporation (“Marathassa”)(1)(5)	—	—	—
Maxdekatria Shipping Corporation (“Maxdekatria”)(1)(21)	—	—	—
Napalem Shipping Corporation (“Napalem”)(2)(14)(15)	—	—	—

1.Incorporated under the laws of the Republic of Liberia.
2.Incorporated under the laws of the Republic of the Marshall Islands.
3.Safe Bulkers Participations is a wholly owned subsidiary of Safe Bulkers, incorporated under the laws of the Republic of Cyprus and is the holding company of five wholly owned subsidiaries: Vaslem, Napalem, Stalem, Kastrolem and Marilem. Safe Bulkers Participations has issued and listed an unsecured bond of euro 100 million to the Athens Stock Exchange. See Note 8.
4.Estimated completion date for newbuild vessels as of December 31, 2024.
5.The Company owned the Panamax class vessel Maritsa, built 2005, which was sold in February 2024 and delivered to her new owners in May 2024.
6.The Company owned the Panamax class vessel Paraskevi, built 2003, which was sold in January 2021 and delivered to her new owners in April 2021.
7.The Company owned the Panamax class vessel Vassos, built 2004, which was sold in January 2021 and delivered to her new owners in May 2021.
8.The Company owned the Kamsarmax class vessel Pedhoulas Builder, built 2012, which was sold in May 2021 and delivered to her new owners in June 2021.
9.The Company owned the Kamsarmax class vessel Pedhoulas Farmer, built 2012, which was sold in May 2021 and delivered to her new owners in September 2021.
10.The Company owned the Panamax class vessel Maria, built 2003, which was sold in May 2021 and delivered to her new owners in September 2021.
11.The Company owned the Panamax class vessel Koulitsa, built 2003, which was sold in June 2021 and delivered to her new owners in November 2021.
12.The Company owned the Kamsarmax class vessel Pedhoulas Fighter, built 2012, which was sold in September 2021 and delivered to her new owners in November 2021.
13.In February 2024, Gloversix entered into an agreement with Marilem for the sale of the Panamax class vessel Kypros Spirit, built 2016, which was delivered in March 2024.
14.In February 2024, Kyotofriendo Two entered into an agreement with Napalem for the purchase of the Panamax class vessel Paraskevi 2, built 2011, which was delivered in February 2024. Subsequently, Paraskevi 2 was sold to a third party in March 2024 and delivered to her new owners in July 2024.
15.Wholly owned subsidiary of Safe Bulkers Participations.
16.The Company owned the Kamsarmax class vessel Pedhoulas Trader, built 2006, which was sold in September 2022 and delivered to her new owners in January 2023.
17.The Company owned the Panamax class vessel Efrossini, built 2012, which was sold in March 2023 and delivered to her new owners in July 2023.
18.The Company owned the Panamax class vessel Katerina, built 2004, which was sold in November 2023 and delivered to her new owners in December 2023.
19.The Company owned the Kamsarmax class vessel Pedhoulas Cherry, built 2015, which was sold in November 2023 and delivered to her new owners in February 2024.
20.The company entered into an agreement for the acquisition of a methanol dual fueled Kamsarmax class dry bulk newbuild vessel.
21.The Company owned the Post-Panamax class vessel Panayiota K, built 2010, which was sold in March 2024 and delivered to her new owners in April 2024.

For the years ended December 31, 2022, 2023 and 2024 the following charterers individually accounted for more than 10% of the Company’s revenues as follows:

	December 31,
	2022	2023	2024
Cargill International S.A.	17.71%	16.69%	12.32%
Nippon Yusen Kabushiki Kaisha	—%	—%	12.19%
Olam International Limited	—%	10.18%	—%
Viterra B.V. (ex-Glencore Agriculture B.V.)	15.81%	—%	—%

2.    Significant Accounting Policies

Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include all accounts of the Company. All intercompany balances and transactions have been eliminated upon consolidation.

Use of Estimates: The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates may include recoverability of long-lived assets, the valuation of amounts due from charterers, residual value of vessels and the useful life of vessels. Actual results may differ from these estimates.

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

Inventories: Inventories consist of bunkers and lubricants owned by the Company remaining on board the vessels at the end of each reporting period, which are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out method. Inventories consist of $11,020 and $8,578 of bunkers and of $5,632 and $6,305 of lubricants as of December 31, 2023 and 2024, respectively.

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

Deferred Financing Costs: Financing fees incurred for obtaining new loans and credit facilities are deferred and amortized over the term of the respective loan or credit facility using the effective interest rate method. The unamortized deferred financing costs are presented as a direct deduction from the carrying amount of the related loan and credit facility in the consolidated balance sheet. Deferred financing costs relating to undrawn facilities are presented under non-current assets in the consolidated balance sheet. Any unamortized balance of costs relating to term loans repaid or refinanced is expensed in the period in which the repayment or refinancing is made, subject to the guidance regarding Debt Extinguishment. Any unamortized balance of costs related to credit facilities repaid and terminated is expensed in the same period. Any unamortized balance of costs relating to the credit facilities refinanced is deferred and amortized over the term of the respective refinanced credit facility in the period in which the refinancing occurs, subject to the provisions of the accounting guidance relating to changes in Line-of-Credit or Revolving-Debt Arrangements.

Derivative Instruments: The Company may enter into foreign exchange forward contracts, interest rate derivatives, bunker fuel price derivatives and forward freight contracts to create economic hedges for its exposure to foreign currency movement, interest rates of its loan obligations, bunker fuel consumed by its vessels and freight rates relating to the fluctuation of the vessel charter markets and on certain other obligations. When such derivatives do not qualify for hedge accounting the Company records these financial instruments in the consolidated balance sheet at their fair value as either a derivative asset or a liability, and recognizes the fair value changes thereto in the consolidated statements of income. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) until the hedged item is recognized in the consolidated statements of income. For the years ended December 31, 2022, December 31, 2023 and December 31, 2024, no derivatives were accounted for as accounting hedges.

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

Vessels are also chartered under voyage charters, where a contract is made for the use of a vessel under which the Company is paid freight on the basis of moving cargo from a loading port to a discharge port. The Company accounts for a voyage charter when all the following criteria are met: (i) the parties to the contract have approved the contract in the form of a written charter agreement or fixture recap and are committed to perform their respective obligations, (ii) the Company can identify each party’s rights regarding the services to be transferred, (iii) the Company can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of the future cash flows is expected to change as a result of the contract) and (v) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The voyage contracts are considered service contracts which fall under the provisions of ASC 606 because the Company as the ship-owner retains the control over the operations of the vessel such as directing the routes taken or the vessel speed. In a voyage charter contract, the performance obligations begin to be satisfied once the vessel begins loading the cargo. The Company determined that its voyage charters consist of a single performance obligation which is met evenly as the voyage progresses and hence, the voyage revenues are recognized on a straight-line basis over the duration of the voyage from commencement of the loading to completion of discharge. Probable losses on voyages are provided for in full at the time such losses can be estimated. Related expenses are operating expenses, bunkers and voyage expenses and are all paid for by the Company. Costs incurred prior to loading which are directly related to the voyage, primarily bunkers, may be deferred, as they represent setup costs, if they meet certain conditions, and are amortized on a straight-line basis as the related performance obligations are satisfied over the duration of the voyage from load port to discharge port. Such deferred costs are presented in prepaid expenses and other current assets on the Consolidated Balance Sheets. Costs incurred during the voyage are expensed as incurred.

Voyage hire is typically paid partially upon initiation of the voyage and partially upon completion of the performance obligation. During the years ended December 31, 2022, December 31, 2023 and December 31, 2024, there have been no instances where a vessel was employed under a voyage charter.

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

For our 2022, 2023 and 2024 taxable years, we believe we were exempt from U.S. federal tax on our U.S. source gross shipping income.

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

Segment Reporting:

The Chief Operating Decision Makers (“CODM”), the board of directors of the Company, receive financial information and evaluate the Company’s operations by charter revenues and not by the length, type of vessel or type of ship employment for its customers or by geographical region as the charterer is free to trade the vessel worldwide and as a result, the disclosure of geographic information is impracticable. The CODM do not use discrete financial information to evaluate the operating results for each such type of charter or vessel but are instead regularly provided with only the consolidated expenses as noted on the face of the consolidated statements of income. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, management, including the CODM, reviews operating results solely by revenue and operating income of the fleet, and thus the Company has determined that it operates as one reportable segment.

Recent Accounting Pronouncements:

In November 2023, the FASB issued ASU 2023-07, which requires the disclosure of significant segment expenses that are part of an entity’s segment measure of profit or loss and regularly provided to the chief operating decision maker. In addition, it adds or makes clarifications to other segment-related disclosures, such as clarifying that the disclosure requirements in ASC 280 are required for entities with a single reportable segment and that an entity may disclose multiple measures of segment profit and loss. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be adopted retrospectively. The Company adopted ASU 2023-07 as of January 1, 2024 and its adoption did not have an impact on the Company’s financial statements or disclosures.

Disclosure Improvements: In November 2024, the Financial Accounting Standards Board issued Accounting Standard Update (“ASU”) No. 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)”. The amendments in this Update require disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The amendments require that at each interim and annual reporting period an entity:

1. Disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil and gas-producing activities (DD&A) (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e).
2. Include certain amounts that are already required to be disclosed under current generally accepted accounting principles (GAAP) in the same disclosure as the other disaggregation requirements.
3. Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively.
4. Disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses.

The amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in ASU 2024-03 should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements. The Company evaluated the impact of this ASU on its financial statements and determined that there is no effect on its consolidated results of operations.

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

On May 29, 2018, following the expiration of the old management agreements, Safe Bulkers signed new management agreements with the Original Managers (the “Original Management Agreements”). The Original Management Agreements had an initial term of three years expiring on May 28, 2021 and could be extended for two additional terms of three years each. The fees provided by the Original Management Agreements were fixed until May 29, 2021 and could be adjusted for a subsequent term of three years each time on May 29, 2021 and May 29, 2024 upon mutual agreement with the Original Managers. On May 29, 2021, the Company and the Original Managers agreed to extend the term of the Original Management Agreements until May 29, 2024. On April 1, 2022, Safe Bulkers signed a new management agreement with the New Manager, and together with the Original Management Agreements, the "Management Agreements". On May 29, 2024, the term of the Management Agreements were extended for an additional three-year period, until May 29, 2027.

In accordance with the Management Agreements, the Managers receive:

•Ship Management Fees comprised of a daily ship management fee of €950 per vessel, payable monthly in arrears to the respective Manager and an annual ship management fee of €5,000,000 payable quarterly in arrears to only one of the Managers. For the three-year period from May 29, 2021 to May 28, 2024 the daily ship management fee was €875 per vessel and the annual ship management fee was €3,500,000.
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

The Ship Management Fees are recorded in Management Fees to Related Parties within General and Administrative Expenses (refer to Note 16). The Commissions on purchase of newbuilds or second-hand vessels and the Supervision Fees are recorded initially in Advances for vessels (refer to Note 5). The Commissions on sale are recorded in Gain or Loss on sale of assets, as the case may be.
Amounts due from/to the Managers under the management agreements were $14 receivable and $0 payable as of December 31, 2023 and $829 receivable, representing the USD equivalent value of the European Union ("EU") allowances ("EUAs"), deriving from the EU Emissions Trading System ("EU ETS"), held by our Managers on behalf of the Company, and $33 payable as of December 31, 2024.

The Fees charged by our Managers comprised the following:

	Year Ended December 31,
	2022	2023	2024
Ship Management Fees	$17,723	$19,199	$21,357
Supervision Fees	1,100	3,575	1,100
Commissions	1,870	2,157	2,150

B. Credit Facility
During 2022, Eptaprohi, Soffive, Marinouki, Marathassa, Kerasies, Pemer and Lofou entered into a credit facility (refer to Note 8) with a financial institution for an amount up to $80,000 secured by the vessels owned by the respective subsidiaries. During 2023, Eptaprohi, Soffive, Marinouki, Marathassa, Kerasies, Pemer and Lofou agreed with that financial institution the extension of the tenor by six months, from June 2028 to December 2028, and changes in the margin of the credit facility. During 2023, the vessel owned by Kerasies was released from the security package, and during 2024, the vessel owned by Marathassa was released from the security package, in both cases without any amendment to the terms of the facility. One of the independent members of the board of directors of the Company currently serves as the Chief Executive Officer of this financial institution. All above transactions were evaluated and approved by the board of directors of the Company excluding that independent member of the board of directors of the Company.

C. Principal Executive Office Lease

The Company leases office space from a company controlled by Polys Hajioannou, at Apt. D11, Les Acanthes, 6, Avenue des Citronniers, MC98000 Monaco, where our principal executive office is established. The office space lease contract was for a period from February 2014 until February 2023 with an annual lease payment initially agreed in 2014 in the amount of €63,000 equivalent to $67 as of December 31, 2022, adjusted annually based on the cost of construction as published in the National Institute of Statistics & Economic Studies of Monaco, plus expenses, and is recorded in “General and administrative expenses” in the Consolidated Statements of Income. In January 2023, the office space lease contract was renewed with an annual lease payment in the amount of €86,400, equivalent to $90 as of December 31, 2024, adjusted annually based on the cost of construction as published in the National Institute of Statistics & Economic Studies of Monaco, plus expenses, and is recorded in “General and administrative expenses” in the Consolidated Statements of Income.

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

4.    Vessels, Net

Vessels, net are comprised of the following:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2023	$1,438,790	$(437,670)	$1,001,120
Transfer from Advances for vessels	192,819	—	192,819
Vessels sale	(46,330)	21,846	(24,484)
Transfer to Assets held for sale	(33,674)	9,866	(23,808)
Depreciation	—	(54,129)	(54,129)
December 31, 2023	$1,551,605	$(460,087)	$1,091,518
Transfer from Advances for vessels	148,368	—	148,368
Vessels sales	(61,734)	24,301	(37,433)
Depreciation	—	(58,135)	(58,135)
December 31, 2024	$1,638,239	$(493,921)	$1,144,318

Transfer from Advances for vessels represents advances paid for vessels under construction and vessels acquisitions which were delivered to the Company, completed vessel improvements in respect of ballast water treatment systems (“BWTS”), sulfur oxide exhaust gas cleaning systems (“Scrubbers”), and vessel environmental upgrades and comprised:

•During the year ended December 31, 2023: Delivery to the Company of the vessels Climate Justice, Climate Ethics, Pedhoulas Trader, Morphou and Rizokarpaso and BWTS and Scrubbers retrofitting and vessel improvements on several vessels; and
•During the year ended December 31, 2024: Delivery to the Company of the vessels Ammoxostos, Kerynia, Pedhoulas Fighter and Pedhoulas Farmer and BWTS and Scrubbers retrofitting and vessel improvements on several vessels.

Transfer to Assets held for sale during the year ended December 31, 2023 relates to the vessel Pedhoulas Cherry. Refer to Note 6.

Vessel sales during the year ended December 31, 2023, represent the carrying value of the vessels Efrossini and Katerina which were sold during the year ended December 31, 2023, taking advantage of market opportunities. Vessel sales during the year ended December 31, 2024 represents the carrying value of the vessels Maritsa, Panayiota K and Paraskevi 2 which were sold during the year ended December 31, 2024, taking advantage of market opportunities.

Consistent with prior practices, we reviewed all our vessels for impairment and none were found to be impaired at December 31, 2023 and December 31, 2024.

As of December 31, 2024, 32 vessels owned by the Company with a carrying value of $740,722 had first priority mortgages registered as security for certain of the Company’s loans and credit facilities, while title of ownership is held by the relevant lender for another 12 vessels with a carrying value of $330,973 to secure the relevant sale and lease back financing transactions. See further Note 8.

5.    Advances for Vessels

Advances for vessels are comprised of the following:

Balance, January 1, 2023	$76,280
Additions for advances, including capitalized expenses and interest	206,242
Transferred to vessel cost (refer to Note 4)	(192,819)
Balance, December 31, 2023	89,703
Additions for advances, including capitalized expenses and interest	143,869
Transferred to vessel cost (refer to Note 4)	(148,368)
Balance, December 31, 2024	$85,204

Advances paid for vessels represent advances paid for vessel acquisitions, vessels under construction and vessel improvements and comprise payments of installments that were due to the respective shipyard or third-party sellers, capitalized interest, certain capitalized expenses and expenditures for major improvements and regulatory compliance. During the years ended December 31, 2023 and December 31, 2024, such payments were made for the following vessels:

•During the year ended December 31, 2023: advances for Climate Justice, Climate Ethics, Pedhoulas Trader, Morphou, Rizokarpaso, Ammoxostos, Kerynia, Pedhoulas Farmer, Pedhoulas Fighter, Hull 11115, Hull 11166, Hull 386 and Hull 387 and BWTS and Scrubbers retrofitting and improvements for several vessels; and
•During the year ended December 31, 2024: advances for Ammoxostos, Kerynia, Pedhoulas Fighter and Pedhoulas Farmer, Hull 11115, Hull 11167, Hull 11202, Hull 6303, Hull 386 and Hull 387 and BWTS and Scrubbers retrofitting and improvements for several vessels.

6. Assets Held for Sale

Assets held for sale of $24,229 as of December 31, 2023 represent the carrying value of the vessel Pedhoulas Cherry of $23,808 plus $421 being the value of bunkers and lubricants onboard on the same date. A Memorandum of Agreement (“MoA”) was entered into with an unrelated third party on November 27, 2023, for her sale at a price of $26,625, which was consummated in February 2024 on delivery of the vessel to her new buyers. The Company, in the context of its plan to gradually renew its fleet by selling certain of its older vessels, in November 2023, determined to dispose of this vessel and commenced seeking interested buyers. At that time, the Company concluded that the vessel met all the criteria for an asset held for sale classification, and ceased her depreciation. As of December 31, 2024, no vessels were held for sale.

7.    Other financing liability

In March 2023, the Company entered into a MoA to sell MV Efrossini to an unaffiliated third party at a gross sale price of $22,500 and charter her back for a period of ten to fourteen months at a gross daily charter rate of $16,050. The sale was consummated in July 2023, when the vessel was delivered to her new owners, renamed MV Arethousa, and immediately taken back on charter by the Company.

The transaction was assessed according to ASC 842-40 and ASC 606-10, and it was concluded that the transfer of the asset was a sale, and that the sale was not at fair value since the net sale price was greater than the fair value of the asset at the time the sale was consummated. The difference between the net sale price and the fair value of MV Efrossini at the time the sale was consummated amounting to $1,800 was recognized as other financing liability, amortized over the period of the lease, at each lease payment date, by an amount equal to the portion of the hire payments allocated to that liability. Furthermore, in accordance with ASC 842-20, as the non-cancelling lease term was less than 12 months the Company accounted for the transaction as a short term lease and did not recognize a right-of-use asset or a corresponding lease liability, instead the lease payments are recognized as an operating expense on a straight-line basis over the period of the lease. In July 2024 the Company extended the lease agreement for a new period of five to seven months at a gross daily charter hire rate of $15,500. In October 2024, the Company further extended the lease agreement for a new period of four to six months, at a gross daily charter hire rate of $13,750 for the minimum period of four months and $15,500 thereafter. The extensions were assessed according to ASC 842-20 and the Company accounted them as short term leases and did not recognize a right-of-use asset or a corresponding lease liability, instead the lease payments are recognized as an operating expense on a straight-line basis over the period of the lease.

Other financing liability of $748 as of December 31, 2023 represents the outstanding balance of the reduction of the sale price plus interest accrued, net of the portion of the hire payments allocated to the financing liability, which was fully amortized over the original period of the lease, during the year ended December 31, 2024.

8.    Long Term Debt

Long term debt is comprised of the following borrowings:

			December 31,
Borrower	Commencement	Maturity	2023	2024
Safe Bulkers	September 2021	September 2026	10,500	—
Safe Bulkers	December 2021	December 2026	20,600	—
Monagrouli	April 2020	April 2027	19,360	16,720
Pelea - Vasstwo - Eniaprohi - Vassone	December 2018	December 2028	23,750	17,750
Staloudi - Marilem - Kastrolem	April 2024	April 2029	—	40,800
Shimafive	October 2023	October 2030	25,500	22,500
Shimaseven	January 2024	January 2031	—	22,875
Sub Total Term Loan credit facility			99,710	120,645
Safe Bulkers	December 2021	December 2026	13,000	—
Eptaprohi - Soffive - Marinouki - Marathassa - Pemer - Lofou	December 2022	December 2028	50,000	60,000
Armonikos - Metamou - Vaslem - Stalem	August 2024	August 2029	—	20,000
Pentakomo - Maxdekatria - Gloverthree - Gloverseven	June 2023	June 2031	30,000	25,000
Sub Total Revolving credit facility			93,000	105,000
Maxdeka	November 2019	August 2025	12,821	10,589
Shikoku	November 2019	August 2025	13,486	11,138
Shikokutessera	November 2019	August 2025	13,216	10,972
Glovertwo	November 2019	August 2025	12,342	10,200
Maxtessera	April 2021	October 2026	21,401	17,925
Kyotofriendo One	September 2022	September 2027	21,737	18,689
Pinewood	February 2021	February 2031	18,823	16,951
Shikokuepta	August 2021	August 2031	19,167	17,167
Agros	May 2022	May 2032	23,197	21,450
Yasudyo	September 2023	September 2033	29,051	27,251
Shimaeight	November 2023	November 2033	27,616	25,750
Shimasix	January 2024	January 2034	—	28,000
Sub Total Sale and leaseback financing			212,857	216,082
Safe Bulkers Participations	February 2022	February 2027	110,364	103,864
Sub Total Bond			110,364	103,864
Total			515,931	545,591
Current portion of long-term debt			27,156	60,799
Long-term debt			488,775	484,792
Total debt			515,931	545,591
Current portion of deferred financing costs			2,375	2,608
Deferred financing costs non-current			6,384	6,342
Total deferred financing costs			8,759	8,950
Total debt			515,931	545,591
Less: Total deferred financing costs			8,759	8,950
Total debt, net of deferred financing costs			507,172	536,641
Less: Current portion of long-term debt, net of current portion of deferred financing costs			24,781	58,191
Long-term debt, net of deferred financing costs, non-current			482,391	478,450

A. Term Loan Credit Facilities & Revolving Credit Facilities

During 2018, Pelea, Vasstwo, Eniaprohi and Vassone entered into a term loan credit facility with a financial institution for $47,750, secured by the vessels owned by them. The credit facility was drawn down in two tranches, a tranche of $23,075 drawn down in 2018 and a second tranche of $24,675 drawn down in 2019. During 2022, the maturity of the facility was extended to December 2028.

During 2020, Monagrouli entered into a term loan credit facility with a financial institution for $26,400, regarding the newbuild vessel Monagrouli had agreed to acquire. The credit facility was drawn down in 2020 upon the delivery of the newbuild vessel.

In September 2021, Safe Bulkers amended one of its credit facilities with a financial institution and agreed to a new structure for a credit facility of $60,000 secured by the vessels owned by Eniadefhi, Maxdodeka, Gloverfour, Gloverfive and Youngone, comprising a term loan tranche of $30,000 and a reducing revolving credit facility tranche providing for a drawdown capacity of up to $30,000. In January 2024, the vessel owned by Youngone was released from the security package, and the availability of the revolving credit facility tranche was reduced by $5,000. In December 2024, the outstandings of the term loan tranche were prepaid in full. As of December 31, 2024, no amount was outstanding and an amount of $25,000 was available for drawdown under the reducing revolving credit facility tranche. In December 2024, Safe Bulkers entered into a new reducing revolving credit facility with the same financial institution for an amount of up to $100,000, which will refinance the facility secured by the vessels owned by Eniadefhi, Maxdodeka, Gloverfour and Gloverfive. The new facility will be available for drawing in September 2025, has a tenor of six years and will be further secured by the vessels owned by Georgos and Agonistis.

In December 2021, Safe Bulkers entered into a credit facility with a financial institution for an amount up to $100,000 secured by the vessels owned by Youngtwo, Shikokupente, Maxeikositessera, Maxenteka, Maxpente and Shikokuennia, comprising a term loan tranche of $50,000 and a reducing revolving credit facility tranche providing for a drawdown capacity of up to $50,000. In July 2023, the vessel owned by Maxeikositessera was released from the security package, and in September 2023, the vessel owned by Shikokuokto was added to the security package, in both cases without any amendment of either the term loan tranche or the availability of the reducing revolving credit facility tranche. In December 2024, the outstandings of the term loan tranche were prepaid in full. As of December 31, 2024, no amount was outstanding and an amount of $50,000 was available for drawdown under the reducing revolving credit facility tranche.

In December 2022, Eptaprohi, Soffive, Marinouki, Marathassa, Kerasies, Pemer and Lofou entered into a revolving reducing credit facility with a financial institution for an amount up to $80,000 secured by the vessels owned by them. During the year ended December 31, 2023, the maturity of the revolving reducing credit facility was extended from June 2028 to December 2028 and its margin was amended. In December 2023, the vessel owned by Kerasies was released from the security package without any amendment in the availability of the reducing revolving credit facility. In April 2024, the vessel owned by Marathassa was released from the security package without any amendment in the availability of the reducing revolving credit facility. As of December 31, 2024, an amount of $60,000 was outstanding and an amount of $10,600 was available for drawdown under this reducing revolving credit facility.

During 2022, Shimafive entered into a term loan credit facility with a financial institution for $25,500, regarding the newbuild vessel Shimafive had agreed to acquire. The credit facility was drawn down in October 2023 upon delivery of the newbuild vessel.

During 2022, Shimaseven entered into a term loan credit facility with a financial institution for $25,500, regarding the newbuild vessel Shimaseven had agreed to acquire. The credit facility was drawn down in January 2024 upon delivery of the newbuild vessel.

In January 2023, Pentakomo, Maxdekatria, Gloverthree,and Gloverseven entered into a credit facility with a financial institution for a reducing revolving credit facility providing for a drawdown capacity of up to $67,500, to be converted to a term loan credit facility in June 2026. The facility was made available in June 2023, upon delivery of the newbuild vessel Gloverseven had agreed to acquire. In March 2024, the vessel owned by Maxdekatria was released from the security package, and the availability of the revolving credit facility tranche was reduced by $9,050. As of December 31, 2024, an amount of $25,000 was outstanding and an amount of $25,850 was available for drawdown under this reducing revolving credit facility.

In April 2024, Kastrolem, Marilem, and Staloudi entered into a term loan credit facility with a financial institution for an amount up to $48,000 secured by the vessels owned by them. The credit facility was drawn down in April 2024.

In August 2024, Armonikos, Metamou, Vaslem and Stalem entered into a revolving reducing credit facility with a financial institution for an amount up to $50,000 secured by the vessels owned by them. As of December 31, 2024, an amount of $20,000 was outstanding and an amount of $28,750 was available for drawdown under this reducing revolving credit facility.

B. Sale and Leaseback Financings

Sale and leaseback financing represents financing obtained from concluding an agreement to sell the vessel and then lease her back under a bareboat charter for a pre-determined period with either an obligation or an option to purchase (that is reasonably certain, at inception, will be exercised) the vessel back at the end of the respective charter period or an option to purchase the respective vessel during the charter period at predetermined purchase prices. Transactions which involve a purchase obligation (or a purchase option that is reasonably certain, at inception, that will be exercised) are treated as a failed sale and hence represent merely a financing arrangement. The above table includes twelve such facilities outstanding as of December 31, 2024, whereby the relevant vessels were formerly owned by our respective subsidiaries and ownership will revert back to the Company on settlement of the outstanding amounts. Details of these facilities are as follows:

Each of Shikokutessera, Maxdeka, Shikoku and Glovertwo entered into a sale and leaseback agreement in November 2019, with third party companies, subsidiaries of a financial institution, regarding the respective vessel owned by the relevant subsidiary. Under these agreements, the respective vessel was sold and leased back on a bareboat charter basis, in the case of the vessel owned by Shikokutessera for a period of 8 years, and in the case of the other three vessels for seven and a half years. Each respective subsidiary held an option to purchase back its respective vessel five years and nine months after the commencement of the respective bareboat charter. The sale and leaseback agreements include onerous provisions for the relevant subsidiaries in the event that such options are not exercised. The Company had verbally committed to exercise this purchase option for all four vessels. In view of this commitment and the onerous provisions if the options are not exercised, the Company has assessed that these transactions be recorded as financing transactions. The purchase options were exercised in August 2024, and all four vessels will be acquired back in August 2025, when all outstanding amounts under these sale and leaseback agreements will be repaid.

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

Kyotofriendo One entered into a sale and leaseback agreement in September 2022 with an unrelated third party regarding the vessel owned by Kyotofriendo One. The transaction was consummated in September 2022. Under the agreement, the vessel was sold and leased back on a bareboat charter basis for a period of five years, with a purchase obligation at the end of the 5th year. Furthermore, Kyotofriendo One holds an option to purchase back the vessel after the third year of the bareboat charter, at predetermined purchase prices. In view of the obligation of Kyotofriendo One to purchase the vessel at the end of the bareboat charter, the Company has assessed that this transaction be recorded as a financing transaction.

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

Our financing facilities are generally repayable by monthly or quarterly principal installments and a balloon payment due on maturity. The fair value of debt outstanding on December 31, 2024 amounted to $446,902 when valuing the Shikokutessera, Maxdeka, Shikoku, Glovertwo, Maxtessera and Kyotofriendo One loan facilities on the basis of the deemed equivalent fixed rate, as applicable on December 31, 2024, which are considered to be Level 2 items in accordance with the fair value hierarchy.

As of December 31, 2024, a total amount of $140,200 was available for drawdown under the reducing revolving credit facilities and reducing revolving credit facility tranches.

Our term loan and reducing revolving credit facilities were secured as follows:

•First priority mortgages over the vessels owned by the Company or title of ownership for the vessels under sale and lease back finance arrangements;
•First priority assignment of all insurances and earnings of the relevant vessels; and
•Guarantee from Safe Bulkers in respect of facilities entered into by Subsidiaries.
The financing agreements contain debt covenants including restrictions as to changes in management and ownership of the vessels, entering into certain long-term charters, additional indebtedness and mortgaging of vessels without the respective lender’s prior consent, minimum vessel insurance cover ratio requirements, as well as minimum fair vessel value ratio to outstanding loan principal requirements (the “Minimum Value Covenant”). The Minimum Value Covenant must not fall below 105%, 112%, 120%, 125% or 135% as the case may be. The borrowers are permitted to pay dividends to their owners as long as no event of default under the respective loan has occurred or has not been remedied or would occur as a result of the payment of such dividends.

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
The Minimum Value Covenant, Consolidated Leverage Covenant, EBITDA Covenant, Net Worth Covenant and Control Covenant do not apply to the Pinewood, Shikokuepta, Agros, Kyotofriendo One, Yasudyo, Shimaeight and Shimasix financing agreements. The EBITDA Covenant does not apply to the Monagrouli, Shimafive and Shimaseven loan facilities. The Minimum Value Covenant does not apply to the Maxdeka, Shikoku, Shikokutessera, Glovertwo and Maxtessera financing agreements.
As of December 31, 2024, the Company was in compliance with all debt covenants in effect, with respect to its financing facilities.
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

As of December 31, 2024, the outstanding balance of the Bond amounted to $103,864. The fair value of the Bond determined through Level 1 of the fair value hierarchy as at December 31, 2024, amounted to €98,000,000 or $101,787.

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
As of December 31, 2024, the Company was in compliance with all covenants in effect, with respect to the Bond.
The estimated minimum annual principal payments required to be made after December 31, 2024, based on the above credit facilities, sale and leaseback financings and the Bond are as follows:

To December 31,
2025	$60,799
2026	47,623
2027	164,765
2028	78,258
2029	62,708
2030 and thereafter	131,438
Total	$545,591

Total interest incurred on long-term debt for the years ended December 31, 2022, December 31, 2023 and December 31, 2024 amounted to $17,651, $27,285 and $33,011, respectively, which includes interest capitalized of $513, $2,578 and $1,636 for the years ended December 31, 2022, December 31, 2023 and December 31, 2024, respectively. The average interest rate (including the margin in the case of credit facilities and sale and leaseback financings and the coupon of the Bond) for all long-term debt during the years December 31, 2022, December 31, 2023 and December 31, 2024 was 3.255% p.a., 6.034% p.a. and 6.358% p.a., respectively.

9.    Share Capital

As of December 31, 2023 and December 31, 2024, the Company had 200,000,000 shares of authorized common stock of $0.001 par value, of which 111,607,828 and 105,288,996 were issued and outstanding respectively.

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

As of December 31, 2023 and December 31, 2024, the Company had 20,000,000 shares of authorized preferred stock of $0.01 par value, of which 804,950 and 804,950 Series C Cumulative Redeemable Perpetual Preferred Shares (the “Series C Preferred Shares”), respectively, and 3,195,050 and 3,195,050 Series D Cumulative Redeemable Perpetual Preferred Shares (the “Series D Preferred Shares” and, together with the Series C Preferred Shares, the “Preferred Shares”), respectively, were issued and outstanding, respectively. In addition, one million shares have been designated Series A Participating Preferred Stock in connection with our adoption of a shareholder rights plan.

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

In June 2022, the Company implemented a program for the repurchase of up to 5,000,000 shares of its common stock. In March 2023, the Company announced an increase of this share repurchase program, authorizing the Company to purchase up to an aggregate of 10,000,000 shares of the Company’s Common Stock. The program was completed in May 2023, and an amount of 10,000,000 shares of common stock was repurchased and canceled pursuant to it.

In May 2023, the Company announced a new program for the repurchase of up to 5,000,000 shares of its common stock. In July 2023, the Company terminated the program, having repurchased and canceled an amount of 139,891 shares of common stock.

In November 2023, the Company authorized a program for the repurchase of up to 5,000,000 shares of its common stock. In April 2024, the Company terminated the program, having repurchased and canceled an amount of 4,860,953 shares of common stock.

In November 2024, the Company authorized a program for the repurchase of up to 5,000,000 shares of its common stock. In December 2024, the Company terminated the program, having repurchased and canceled an amount of 1,488,690 shares of common stock.

Purchases under all previously announced repurchase programs were made in the open market and in compliance with applicable laws and regulations.

Pursuant to arrangements approved by the Company’s shareholders and the nominating and compensation committee, effective July 1, 2008, in respect of the audit committee chairman and effective January 1, 2010, in respect of the other independent directors of the Company, every quarter the audit committee chairman receives the equivalent of $15.0 and the other independent directors each receive the equivalent of $7.50, all payable in arrears in the form of newly issued Company common stock as part compensation for services rendered as audit committee chairman and independent directors, respectively. The number of shares to be issued is determined based on the closing price of the Company’s common stock on the last trading day prior to the end of each quarter in which services were provided and the shares are issued as soon as practicable following the end of the quarter. During the years ended December 31, 2022, December 31, 2023 and December 31, 2024, 17,448 shares, 18,487 shares and 12,325 shares, respectively, were issued to the audit committee chairman and 17,448 shares, 23,497 shares and 18,486 shares, respectively, were issued in aggregate to the other independent directors of the Company.

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

In March 2022, the Company issued a notice of redemption of 1,492,554 of the outstanding Series C Preferred Shares. The redemption was completed on April 29, 2022, at a redemption price of $25.00 per Series C Preferred Share in the amount of $37,314 plus all accumulated and unpaid dividends to, but excluding, the redemption date, of $738. Following the redemption, there were 804,950 Series C Preferred Shares outstanding, as of December 31, 2024.

The payment due upon liquidation to holders of any series of the Company’s preferred shares is fixed at the redemption preference of $25.00 per share plus accumulated and unpaid dividends to the date of liquidation. The liquidation price of the Series C Preferred Shares and Series D Preferred Shares as of December 31, 2024 was $20,405 and $80,995, respectively.

10.    Commitments and Contingencies

(a) Capital expenditure commitments relating to our vessels and vessels under construction are as follows:

Year Ended December 31,	Due to Shipyards/Sellers	Due to Manager	Total
2025	$38,916	$1,195	$40,111
2026	106,064	3,817	109,881
2027	55,098	1,400	56,498
Total	$200,078	$6,412	$206,490

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

11.    Revenues

Revenues are comprised of the following:

	Year Ended December 31
	2022	2023	2024
Time charter revenue	$351,006	$290,440	$316,553
Other income	13,044	4,953	4,126
Total	364,050	295,393	320,679

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

During the years ended December 31, 2022, 2023 and 2024, the Company generated revenue from its time charters of $351,006, $290,440 and $316,553, respectively. Scrubber-fitted vessels are able to earn a premium attributable to the use of the scrubbers installed on board the vessels, to reduce the sulfur content of fuels in compliance to legislation effective January 1, 2020. This premium may be fixed as part of the daily charter rate or may vary based on actual consumption, such variable consideration amounted to $29,628, $34,623 and $21,538 and is included in time charter revenue for the years ended December 31, 2022, 2023 and 2024, respectively.

As of December 31, 2024, the time charters under which the Company vessels were employed had remaining term ranging from less than one month to twelve months based on the minimum duration of the contracts, excluding six vessels, two of which were employed under a time charter for an original duration of two years, one of which was employed under time charter for an original duration of three years, two of which were employed under a time charter for an original duration of four years and one vessel which was on long term time charter for a period of twenty years, with a remaining tenor ranging between one to seven years.

As of December 31, 2024, December 31, 2023 and December 31, 2022 no vessel was employed under a voyage charter.

12.    Vessel Operating Expenses

Vessel operating expenses are comprised of the following:

	Year Ended December 31,
	2022	2023	2024
Crew wages and related costs	$38,083	$39,473	$40,937
Insurance	4,749	5,263	5,668
Repairs, maintenance and drydocking costs	12,148	16,354	16,223
Spares, stores and provisions	16,623	18,738	20,668
Lubricants	5,068	5,479	5,161
Taxes	674	606	575
Miscellaneous	2,866	3,288	3,369
Total	$80,211	$89,201	$92,601

13.    Fair Value of Financial Instruments and Derivatives Instruments

Cash and cash equivalents and restricted cash and interest rate, foreign exchange forward contracts, bunker price and freight derivatives are recorded at fair value. The carrying values of the current financial assets and current financial liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair values of the variable interest long-term debt approximate the recorded values, due to their variable interest rates. The fair value of the fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Company believes the terms of its loans are similar to those that could be procured as of December 31, 2024. The fair value of the long-term debt is disclosed in Note 8.

Derivative instruments

Interest rate swaps

The Company from time to time enters into interest rate derivative contracts to manage interest costs and risk associated with changing interest rates with respect to its variable interest loans and credit facilities. During the year ended December 31, 2023, the Company or its Subsidiaries entered into certain interest rate derivative contracts which were all terminated during the same year. As a result there were no interest rate derivative contracts outstanding as of December 31, 2023. No interest rate derivative contracts were entered into during the year ended December 31, 2024.

Foreign Exchange Forward Contracts

The Company from time to time may enter into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to capital expenditure obligations, the redemption of the Bond or for trading purposes. Foreign exchange forward contracts are agreements entered into with a bank to exchange, at a specified future date, currencies of different countries at a specific rate. As of December 31, 2023, the Company had five outstanding derivative instruments relating to currency exchange contracts for an aggregate amount of €45,000,000 or $48,917, with maturity in November 2026. As of December 31, 2024, the Company had seven outstanding derivative instruments relating to currency exchange contracts for an aggregate amount of €60,000,000 or $65,343, with maturity in November 2026.

Bunker Fuel Contracts

During the year ended December 31, 2023 the Company entered into a certain number of contracts to buy or sell the spread differential between the price per ton of the 0.5% and 3.5% sulfur content fuel with the objective of reducing the risk arising from lower spread differential, which affects the additional revenue from the operation of Scrubbers in scrubber-fitted vessels. During the year ended December 31, 2024 the Company did not enter into any such contracts.

Forward Freight Agreements (“FFA”)

During the years ended December 31, 2023 and December 31, 2024, the Company entered into a certain number of FFA on the Panamax and Capesize indices maturing in 2023 and 2024 with the objective of reducing the risk arising from the volatility in the vessel charter rates.

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

Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains/losses in the consolidated statements of income are shown below:

Derivatives not designated as hedging instruments

		Asset Derivatives Fair Values		Liability Derivatives Fair Values
Type of Contract	Balance sheet location	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024
Forward Freight	Derivative assets/ Current assets	$8	$—	$—	$—
Foreign Currency	Derivative assets / Non-current assets	2,669	672	—	—
Bunker Fuel	Derivative liabilities / Current liabilities	—	—	292	—
Forward Freight	Derivative liabilities / Current liabilities	—	—	234	—
Foreign Currency	Derivative liabilities / Non-current liabilities	—	—	—	1,419
	Total Derivatives	$2,677	$672	$526	$1,419

	Amount of Gain/(loss) Recognized on Derivatives Year ended December 31,
	2022	2023	2024
Forward Freight	$7,066	$(1,681)	$(485)
Foreign Currency	862	1,819	(3,380)
Interest Rate Contracts	5,327	338	—
Bunker Fuel Contracts	(4,532)	47	195
Net Gain/(loss) Recognized	$8,723	$523	$(3,670)

The gain or loss is recognized in the consolidated statement of income and is presented in Other (Expense)/Income – Gain/(Loss) on derivatives.

The Company’s interest rate derivative instruments are pay-fixed, receive-variable interest rate swaps based on the USD SOFR swap rate. The fair value of the interest rate swaps is determined using a discounted cash flow approach based on expected forward SOFR swap yield curves and takes into account the credit risk of the counterparty financial institutions. SOFR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy. Differences in prices are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy.

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

The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2023 and December 31, 2024.

	Significant Other Observable Inputs (Level 2)
	December 31, 2023	December 31, 2024
Derivative instruments – asset position	$2,677	$672
Derivative instruments – liability position	526	1,419

14.    Accrued Liabilities

Accrued liabilities are comprised of the following:

	December 31,
	2023	2024
Interest on long-term debt	$2,910	$8,254
Vessels’ operating and voyage expenses	3,413	2,610
Commissions	512	644
Interest on derivatives and other finance expenses	1,316	104
General and administrative expenses	232	195
Total	$8,383	$11,807

15.    Future Minimum Time Charter Revenue

The future minimum time charter revenue, net of commissions, based on existing vessels committed to spot and period non-cancellable time charter contracts (including fixture recaps) which includes contracted revenue linked to the BPI and BCI index calculated as of December 31, 2024, is as follows:

December 31,
2025	$104,498
2026	34,134
2027	27,547
2028	15,550
2029	9,227
Thereafter	13,778
Total	$204,734

Revenues from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance. In arriving at the minimum future charter revenues, an estimated off-hire time has been deducted, although such estimate may not be reflective of the actual off-hire in the future.

16.    General and Administrative Expenses

General and administrative expenses include management fees payable to our Managers and costs in relation to the administration of our Company. General and administrative expenses for the years ended December 31, 2022, December 31, 2023 and December 31, 2024 were as follows:

	December 31,
	2022	2023	2024
Management fees – related parties	$17,723	$19,199	$21,357
Professional fees (legal and accounting)	1,023	1,070	966
Directors fees and expenses	802	781	741
Listing fees and expenses	181	128	100
Environmental, Social and Governance expenses	97	216	1,427
Miscellaneous	1,976	2,369	2,444
Total	21,802	23,763	27,035

17.    Unearned Revenue/Accrued Revenue

Unearned Revenue represents cash received in advance of it being earned, whereas Accrued Revenue represents revenue earned prior to cash being received. Revenue is recognized as earned on a straight-line basis at their average rates when charter agreements provide for varying annual charter rates over their term. Total Unearned Revenue/Accrued Revenue during the periods presented is as follows:

	December 31,
	2023	2024
Unearned Revenue
Cash received in advance of service provided – Current liability	$6,682	$3,898
Deferred revenue resulting from varying charter rates – Current liability	4,171	2,640
Deferred revenue resulting from varying charter rates – Non-Current liability	3,248	2,624
Total Unearned Revenue	$14,101	$9,162
Accrued Revenue
Resulting from varying charter rates – Current asset	477	903
Resulting from varying charter rates – Non-Current asset	87	—
Total Accrued Revenue	$564	$903

18.    Gain on Sale of Assets

Gain on Sale of Assets represents net gains from the sale of three vessels concluded during the year ended December 31, 2023 and four vessels during the year ended December 31, 2024. No vessels were sold during the year ended December 31, 2022. Summary of the transactions is presented in the table below:

	Years Ended December 31,
	2022	2023	2024
Gain on sale of assets	$—	$10,375	$16,555

Vessel name	Type	Built	Gross sale price	Gain	Delivery to new owners
Pedhoulas Trader	Kamsarmax	2006	15,900	4,637	January 2023
Efrossini	Panamax	2012	22,500	3,316	July 2023
Katerina	Panamax	2004	10,200	2,422	December 2023
Total gain in 2023				$10,375

Vessel name	Type	Built	Gross sale price	Gain	Delivery to new owners
Pedhoulas Cherry	Kamsarmax	2015	26,625	2,265	February 2024
Panayiota K	Post-Panamax	2010	20,450	2,292	April 2024
Maritsa	Panamax	2005	12,200	4,324	May 2024
Paraskevi 2	Panamax	2011	20,300	7,674	July 2024
Total gain in 2024				$16,555

19.    Dividends

During 2022, the Company declared and paid four quarterly consecutive dividends of $0.05 per common share totaling $24,142. During 2023, the Company declared and paid four quarterly consecutive dividends of $0.05 per common share totaling $22,678. During 2024, the Company declared and paid four quarterly consecutive dividends of $0.05 per common share totaling $21,502.

During 2022, the Company declared and paid four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $2,356, and four quarterly consecutive dividends of $0.50 per share of Series D Preferred Shares, totaling $6,390. During 2023, the Company declared and paid four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $1,610, and four quarterly consecutive dividends of $0.50 per share of Series D Preferred Shares, totaling $6,390. During 2024, the Company declared and paid four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $1,610, and four quarterly consecutive dividends of $0.50 per share of Series D Preferred Shares, totaling $6,390.

20.    Earnings Per Share

Diluted earnings per share are the same as basic earnings per share. There are no potentially dilutive shares. The computation of basic earnings per share is presented as follows:

	December 31,
	2022	2023	2024
Net income	$172,554	$77,351	$97,376
Less preferred dividend attributable to preferred shareholders	8,978	8,000	8,000
Net income available to common shareholders	$163,576	$69,351	$89,376
Weighted average number of shares, basic and diluted	120,653,507	113,619,092	107,576,009
Earnings per share in U.S. Dollars, basic and diluted	$1.36	$0.61	$0.83

21.    Subsequent Events

(a) Dividend declaration - preferred stock Series C and Series D: In January 2025, the board of directors declared a dividend of $0.50 per share of all classes of preferred shares, totaling $2,000, payable to all shareholders of record as of January 17, 2025, which was paid on January 30, 2025.

(b) Dividend declaration - common stock: In February 2025, the board of directors declared a dividend of $0.05 per share of common stock, totaling $5,265 payable to all shareholders of record of the Company's common stock at the closing of trading on March 3, 2025, which will be paid on March 21, 2025.

(c) Repurchase program - common stock: In February 2025, we authorized a repurchase program for up to 3,000,000 shares of Common Stock. The program supersedes any prior repurchase program of the Company. As of March 10, 2025, the Company had repurchased and cancelled an amount of 455,685 shares of Common Stock under the program.