Form 20-F
period 2025-12-31
SAFE BULKERS, INC.
filed 2026-03-04
CIK 1434754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2025
☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
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
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2025, there were 102,259,402 shares of the registrant’s common stock, 804,950 shares of 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value per share, liquidation preference $25.00 per share, and 3,195,050 shares of 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares, $0.01 par value per share, liquidation preference $25.00 per share, outstanding.

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

In this annual report, “Safe Bulkers”, the “Company”, “we”, “us” and “our” are sometimes used for convenience where references are made to Safe Bulkers, Inc. and its subsidiaries (as well as the predecessors of the foregoing). These expressions are also used where no useful purpose is served by identifying the particular company or companies. Our affiliated management companies, Safety Management Overseas S.A., a company incorporated under the laws of the Republic of Panama (“Safety Management”), and Safe Bulkers Management Limited, a company organized and existing under the laws of the Republic of Cyprus (“Safe Bulkers Management”), are each sometimes referred to as a “Manager”. Safe Bulkers Management Monaco Inc., a company incorporated under the laws of the Republic of the Marshall Islands (“Safe Bulkers Management Monaco”), is sometimes referred to as the “New Manager,” and together with Safety Management and Safe Bulkers Management, our “Managers.”

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
•repudiation, nullification, termination, modification or renegotiation of contracts;
•the length and severity of epidemics and pandemics and their disruptions, such as the impact of any new outbreaks or new variants that may emerge, their impact and effect on our business and operations, on the demand for seaborne transportation and on any related remediation measures on our performance and business prospects;
•potential trade and physical disruption of shipping routes due to natural disasters, accidents, climate-related reasons (acute and chronic), political events or other developments outside of our control, including the war between Russia and Ukraine, Russia and North Atlantic Treaty Organization (''NATO'') tensions, political unrest and conflicts in the Middle East, and ongoing instability in Venezuela, China and Taiwan disputes, United States and China trade relations, instability between Iran and the West, and the extent to which such events could have any impact on the Company’s results of operations and financial condition;

•sanctions imposed as a result of war (including the war between Russia and Ukraine, political unrest and conflicts in the Middle East and ongoing instability in Venezuela, China and Taiwan disputes, United States and China trade relations, instability between Iran and the West), and the potential impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. and other governments;
•tariffs imposed as a result of trade war and trade protectionism (including the trade war between the U.S. and China), and the extent to which such events could impact the global economy, the dry bulk shipping market and the Company’s results of operations and financial condition;
•world events, including terrorist attacks and other international hostilities, including the war between Russia and Ukraine, the conflict in the Middle East, ongoing instability in Venezuela and the trade disruption in the Red Sea region;
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
•any potential malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible network security breach or cyber-attacks which may disrupt our business operations;
•potential liability from pending or future litigation and potential costs due to environmental damage or penalties and vessel collisions; and
•other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.
See the sections entitled “Risk Factors” of this Annual Report on Form 20-F for the year ended December 31, 2025.
The preceding list is not intended to be an exhaustive list of all our forward-looking statements. We caution that the forward-looking statements included in this annual report represent our estimates, analyses formed by applying our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances and assumptions only as of the date of this annual report and are not intended to give any assurance as to future results. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

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

Unless otherwise indicated, all references to “U.S. dollars”,“Dollars”, “U.S. $”and “$” in this report are to U.S. Dollars, the lawful currency of the United States of America (the “U.S.”) and all references to “Euro” and “€” in this report are to Euros, the official currency of certain member states of the European Union (the “E.U.”). The consolidated financial statements and notes of Safe Bulkers, Inc., have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain financial information has been rounded, and, as a result, certain totals shown in this annual report may not equal the arithmetic sum of the figures that should otherwise aggregate to those totals. The historical results included elsewhere in this document are not necessarily indicative of our future performance.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Safe Bulkers, Inc. was formed on December 11, 2007 under the laws of the Republic of the Marshall Islands. Safe Bulkers’ common stock trades on the New York Stock Exchange (“NYSE”) under the symbol “SB”. The Company’s series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB.PR.C” and “SB.PR.D”, respectively. We are a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Our vessels transport major bulks, which include iron ore, coal and grain and minor bulks, which include bauxite, fertilizers and steel products. We or our Managers have offices in Monaco, Greece, Cyprus and Switzerland. Our fleet consists of dry bulk vessels of four sizes, namely Capesize vessels with carrying capacity of about 180,000 dwt; Post-Panamax vessels with carrying capacities of between 85,000 dwt and 100,000 dwt; Kamsarmax vessels with carrying capacities of between 80,000 dwt and 84,000 dwt; and Panamax vessels with carrying capacities of between 75,000 and 78,000 dwt. Owning vessels serving both major and minor bulk commodities, gives us diversified exposure across dry bulk trade flows. As of February 20, 2026, we have a fleet of 45 vessels, one of which is held for sale, with an average age of 10.5 years and aggregate capacity of 4.6 million deadweight tons (“dwt”) expressed in metric tons, each of which is equivalent to 1,000 kilograms, referring to the maximum weight of cargo and supplies that a vessel can carry. Eleven vessels in our fleet are eco-ships that were built after 2014, while 12 younger vessels, which were built in 2022 or later, meet the Phase 3 requirements of Energy Efficiency Design Index ("EEDI") related to the reduction of greenhouse gas ("GHG") emissions (''GHG -EEDI Phase 3'') as adopted by the International Maritime Organization ("IMO") and also comply with the latest nitrogen oxides ("NOx") Tier III emissions regulation (''NOx-Tier III'') of International Convention for the Prevention of Pollution from Ships ("MARPOL"). In addition, we have entered into agreements for the acquisition of eight IMO GHG Phase 3 - NOx Tier III Kamsarmax class dry-bulk newbuilds, two of which are methanol dual-fueled. The methanol dual-fueled vessels are capable of operating with methanol and heavy fuel oil or marine gas oil. When powered by green methanol they can produce close to zero GHG emissions based on the life cycle assessment (''LCA'') methodology well-to-propeller (''WTP''). Four newbuilds on the Company's orderbook are scheduled to be delivered in 2026, two in 2027, one in 2028 and one in 2029.

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

Risk Factor Summary

Investing in our securities involves a high degree of risk. Below is a summary of material factors that make an investment in our securities speculative or risky. Importantly, this summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, as well as other risks that we face, can be found below under the headings “Risks Inherent in Our Industry and Our Business,” and “Risks Relating to Our Common Stock and Preferred Shares,” and should be carefully considered, together with other information in this annual report before making an investment decision regarding our Common Stock and Preferred Shares.

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
•World events, terrorist attacks, other international hostilities and potential disruption of shipping routes due to events outside of our control, including the war between Russia and Ukraine, the conflict in the Middle East, ongoing instability in Venezuela and Red Sea trade disruption (including attacks on ships by Houthi rebels), could negatively affect our results of operations and financial condition.
•Global risks, including geopolitical risks, affecting global trade,and supply chains, may impact maritime transport, may adversely affect global freight prices and could have a material adverse effect on our business.
•Changes in U.S. or Chinese port fee policies, including the potential reimposition of retaliatory charges on vessels linked to either country, may increase expenses and adversely affect our business, financial condition and results of operations.
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
•Because we generate substantially all of our revenues in U.S. dollars but incur a material portion of our expenses in other currencies, including a part of our debt, exchange rate fluctuations could have a material adverse effect on our results of operations.
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

The drybulk shipping industry exhibits inherent cyclicality with attendant market volatility fundamentally impacting charter rates, vessel values and profitability. The industry is cyclical in nature due to seasonal fluctuations, market adjustments in supply of and demand for drybulk vessels, global trade pattern shifts, vessel availability imbalances, tariffs and sanctions and trade disruptions. We expect this cyclicality and volatility in market rates to persist in the foreseeable future. Accordingly, there can be no assurance that the drybulk charter market will reach in the near future the levels previously experienced, particularly given the current confluence of geopolitical driven risks. The market could experience a downturn as a result of the war between Russia and Ukraine, the conflict in the Middle East, ongoing instability in Venezuela, China and Taiwan disputes, United States and China trade relations, instability between Iran and the West, and, the Red Sea trade disruption, or for other reasons such as a public health crisis resembling the 2019 Novel Coronavirus (“Covid-19”) and broader geopolitical tensions. Such events may impact the timing, magnitude, and characteristics of traditional market cycles and routes. For example, in 2008, the Baltic Dry Index (the “BDI”), an index published by the Baltic Exchange of shipping charter rates for key dry bulk routes, had reached an all-time high of 11,793, while in 2016, BDI had reached an all-time low of 290, and the low over the last 5 years was 393 on May 14, 2020 and the high over the last 5 years was 5,650 on October 7, 2021. During 2024 and 2025, BDI remained volatile, reaching an annual low of 976 on December 19, 2024 and an annual high of 2,419 on March 18, 2024, for 2024, and an annual low of 715 on January 30, 2025 and an annual high of 2,845 on December 3, 2025, for 2025. During 2026, BDI reached a low of 1,532 on January 15, 2026 and a high of 2,148 on January 30, 2026, from January 1, to February 20, 2026.

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

As of February 20, 2026, fourteen of our 45 owned drybulk vessels were deployed or scheduled to be deployed on period time charters of more than three months remaining term. In addition, we have entered into agreements for the acquisition of eight GHG-EEDI Phase 3 NOx-Tier III drybulk newbuilds, including two methanol dual-fueled, scheduled to be delivered four in 2026, two in 2027, one in 2028 and one in 2029. As more vessels become available for employment, we may have difficulty entering into multi-year, fixed-rate time charters for our vessels, and as a result, our cash flows may be subject to volatility in the long-term. We may be required to enter into variable rate charters or charters linked to the Baltic Panamax Index or Baltic Capesize Index, as opposed to contracts based on fixed rates, which could result in a decrease in our cash flows and net income in periods when the market for drybulk shipping is depressed. If low charter rates in the drybulk market prevail during periods when we must replace our existing charters, it will have an adverse effect on our revenues, profitability, cash flows and our ability to comply with the financial covenants in our loan and credit facilities.
The factors affecting the supply and demand for drybulk vessels are outside of our control and are difficult to predict with confidence. As a result, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for drybulk vessel capacity include:

•demand for and production of drybulk products;
•imposition of tariffs;
•changes in U.S. or Chinese port fee policies;
•supply of and demand for energy resources and commodities;
•global and regional economic and political conditions and developments, including armed conflicts such as the war between Russia and Ukraine, the Houthi attacks on merchant vessels in the region of the southern end of the Red Sea and the Gulf of Aden traveling through the Suez Canal towards the Mediterranean Sea and the conflict in the Middle East, natural or other disasters (including weather conditions), terrorist activities and strikes;
•environmental, climate and other regulatory developments;
•changes in use of renewable and alternative sources of energy;
•the location of regional and global exploration, the globalization of production and manufacturing facilities and the distance drybulk cargoes are to be moved by sea;
•changes in seaborne and other transportation patterns including shifts in the location of consuming regions for energy resources, commodities, and transportation demand for drybulk transportation;
•sanctions, embargoes, import and export restrictions, nationalizations and wars, including those arising as a result of the war between Russia and Ukraine and the conflict in the Middle East, and ongoing instability in Venezuela;
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

Factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing, direction and degree of changes in industry conditions. We anticipate that the future demand for our drybulk vessels and, in turn, drybulk charter rates, will be dependent, among other things, upon economic growth in the world’s economies, any trade restrictions (including tariffs) between economies, any changes in port fee policies, seasonal and regional changes in demand, changes in the capacity of the global drybulk vessel fleet and the sources and supply of drybulk cargo to be transported by sea, the energy and fuel efficiency and age profile of the global dry bulk fleet, industry regulation particularly environmental laws and regulations, that may impose technological and additional regulatory requirements upon our vessels. However, new factors may emerge which we cannot foresee at this time and thus might not be able to adequately prepare for. A decline in demand for commodities transported in drybulk vessels or an increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our business, financial condition and results of operations. There can be no assurance as to the sustainability of future economic growth, if any, due to unexpected demand shocks.

A negative change in global economic or regulatory conditions, especially in the Asian region, which includes countries like China, Japan and India, could reduce drybulk trade and demand, which could reduce charter rates and have a material adverse effect on our business, financial condition and results of operations.

Global economic prospects for 2026 and 2027 as per the International Monetary Fund's (the “IMF”) latest projections in January 2026, indicate a moderate global Gross Domestic Product (the “GDP”) growth of 3.3% in 2026 and 3.2% in 2027, while inflation is expected to gradually normalize to 3.8% in 2026 and 3.4% by end of 2027. China's economy, a major driver of dry bulk market, is expected to grow at 4.5% in 2026 and 4.0% in 2027, with continued regulatory frameworks focusing on property sector stabilization and domestic consumption growth, while Japan's projected growth remains modest at 0.7% for 2026 and 0.6% for 2027, supported by monetary policy and structural reforms which the recent bond weakening shock in January 2026, might accelerate. India stands out with robust growth projections of 6.4% both for 2026 and for 2027, driven by infrastructure development and manufacturing sector expansion, though regulatory changes in environmental compliance could impact industrial output. We expect that a significant number of the port calls made by our vessels will involve the loading or discharging of raw materials in ports in the Asian region, particularly China, Japan and India. As a result, a negative change in economic or regulatory conditions in any Asian country, particularly China, Japan or India, can have a material adverse effect on our business, financial position and results of operations, as well as our future prospects, by reducing demand and, as a result, charter rates and affecting our ability to charter our vessels. If economic growth declines in China, Japan, India and other countries in the Asian region, or if the regulatory environment due to environmental initiates such as achieving carbon neutrality in these countries changes adversely for our industry, we may face decreases in such drybulk trade and demand.

According to the Dry Bulk Shipping Market Overview & Outlook of BIMCO in January 2026 (''BIMCO Jan 2026 DBO''), the dry bulk supply-demand balance will remain stable in 2026 and weaken in 2027. Ship demand is forecast to grow 2-3% in 2026 and 1-2% in 2027, while ship supply is expected to grow 2.5% in 2026 and 3% in 2027. The United States economy is forecast to grow at 2.4% in 2026 and 2.0% in 2027, with inflation expected to stabilize around 2.3%, while the European Union projects growth of 1.3% in 2026 and 1.4% in 2027, supported by recovering domestic demand. A slowdown in the United States economy or the economies of countries within the E.U. will likely adversely affect economic growth in China, Japan, India and other countries in the Asian region. Such an economic downturn in any of these countries could have a material adverse effect on our business, financial condition and results of operations. In recent years, China has pursued increased economic autonomy and continued reforms toward a market-oriented economy. However, several of these reforms, including pricing limit reforms and regulatory measures, remain evolving, experimental, or subject to reversal. Changes, revisions, or the abolition of such reforms, as well as shifts in China’s political, economic, or social policies, could negatively impact the level of imports into and exports from China. A decline in China’s imports or exports of goods could have a material adverse effect on our business, as a significant portion of our dry bulk trade is concentrated on key trade routes from Brazil and Australia to China, making dry bulk trade highly dependent on Chinese import and export activity. Chinese policy shifts regarding the national energy mix represent a material risk to the dry bulk market. Accelerated decarbonization targets, stricter environmental regulations, and increased support for renewable energy and alternative fuels could materially reduce China’s reliance on thermal coal, both through lower imports and constrained domestic production. Given China’s role as the world’s largest coal consumer and a key driver of seaborne dry bulk demand, any abrupt policy-driven adjustment could lead to a meaningful contraction in coal trade volumes, adversely impacting vessel utilization, freight rates, and overall dry bulk market balance. A sustained decline in China’s exports driven by reduced global demand could lead to a slowdown in China’s construction sector, as demand for industrial, commercial, and manufacturing facilities weakens. Such a slowdown could reduce China’s demand for imported iron ore, directly affecting key dry bulk trade flows and may have a material adverse effect on our business, results of operations, and financial condition.

Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness and “trade wars.” Although the United States and China agreed an one-year truce trade agreement in late 2025, there is no assurance that the Chinese economy will not experience a significant contraction in the future. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. Notwithstanding economic reform, the Chinese government may adopt policies that favor domestic shipping companies which may hinder our ability to compete with them effectively. China has also promoted the construction of railway and highway transportation corridors in Asia, which could reduce the amount of goods transported by sea trade. This could have an adverse impact on our charterers’ business, operating results, and financial condition. Moreover, an economic slowdown in the economies of the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere.

An oversupply of drybulk vessel capacity may lead to reductions in charter rates and results of operations.

The market supply of drybulk vessels has been increasing in terms of dwt, and the number of drybulk vessels on order as of December 31, 2025 was approximately 14.6% in terms of dwt, for Panamax to Post-Panamax class vessels and 12.5% for Capesize class vessels, as compared to the then-existing global drybulk fleet in terms of dwt, with the majority of new deliveries evenly spread through to 2028. As a result, the drybulk fleet continues to grow at an increased pace despite uncertainty around future environmental regulations. In addition, during periods when there are high expectations for charter market recovery, a large number of orders may be placed in shipyards, resulting in a further increase of newbuild orders and accordingly in the size of the global drybulk fleet. An oversupply of drybulk vessel capacity will likely result in a reduction of charter hire rates. We will be exposed to changes in charter rates with respect to our existing fleet and our remaining newbuild, depending on the ultimate growth of the global drybulk fleet. If we cannot enter into period time charters on acceptable terms, we may have to secure charters in the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. In our current fleet, as of February 20, 2026, 33 vessels will be available for employment in the first half of 2026. If market conditions change or demand for dry bulk vessels declines, an oversupply of dry bulk carrier capacity could lead to prolonged periods of depressed charter rates. A material increase in the net supply of drybulk vessel capacity without corresponding growth in drybulk vessel demand could have a material adverse effect on our fleet utilization and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition and results of operations.

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

Our credit and loan facilities, which are secured by mortgages on our vessels, and our bond which is unsecured, require us to comply with collateral coverage ratios and satisfy certain financial and other covenants, including those that are affected by the market value of our vessels. The fair market values of drybulk vessels have generally experienced significant volatility within a short period of time and is dependent upon a number of factors. In recent years, the market prices for second-hand and newbuild drybulk vessels significantly declined in 2020 due to depressed market conditions as a result of Covid-19, recovered since then during the last three years, declined again since the second half of 2024, and have recovered during 2025 as a result of prevailing charter market conditions. Before that, in the previous years, the market prices for second-hand and newbuild drybulk vessels experienced very low levels in 2016, when vessel values were reduced in a short period of time due to depressed market conditions. The market value of our vessels fluctuates depending on a number of factors, including:

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

We were in compliance with our covenants in our credit and loan facilities and our bond, in effect as of December 31, 2024 and December 31, 2025. If the market value of our vessels, or our newbuilds upon delivery to us, decline, we may breach some of the covenants contained in our credit and loan facilities and our bond, some of which may require the maintenance of a minimum percentage of fair market value of those vessels securing the facility against the principal outstanding amount of the loans under the facility or a maximum ratio of total liabilities to market value adjusted total assets or a minimum dollar market value adjusted net worth. If we do breach such covenants and we are unable to remedy or our lenders refuse to waive the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing those loan and credit facilities. As a result of cross-default provisions contained in our loan and credit facility agreements and our bond, this could in turn lead to additional defaults under our financing agreements and the consequent acceleration of the indebtedness under those agreements and the commencement of similar foreclosure proceedings by other lenders and our bondholders. If our indebtedness was accelerated in full or in part, it would be difficult for us to refinance our debt or obtain additional financing on favorable terms or at all and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to continue our business.

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

Changes in labor laws and regulations, increase in the size of the global shipping fleet, collective bargaining negotiations and labor disputes, and potential challenges for crew availability as a result of increasing difficulty in workforce recruitment in certain markets due to various reasons, including the war between Russia and Ukraine and the conflict in the Middle East, and ongoing instability in Venezuela , could increase our crew costs and have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Labor market dynamics, evolving maritime regulations, and global workforce challenges, as there is a limited supply of well-qualified and certified crew in the shipping industry, present significant operational and financial risks to our business, particularly regarding crew recruitment and retention for our officers on board our vessels, and associated costs. Moreover, growth in the global shipping fleet, combined with a constrained supply of qualified seafarers, has increased competition for skilled crew and placed upward pressure on crew costs. Sustained elevated crew costs, or further increases driven by ongoing inflation and rising wage levels, could adversely affect our results of operations. The international maritime labor landscape is experiencing significant changes, with stringent qualification requirements, and increasing pressure for improved working conditions and compensation packages, all of which could substantially further increase our crew-related operating expenses as we bear crewing costs under our charters. The growing shortage of qualified seafarers, particularly in senior officer positions, has been amplified by increased global fleet capacity, potentially leading to increased crew turnover rates. In addition, labor disputes or unrest, including work stoppages, strikes and/or work disruptions or increases imposed by collective bargaining agreements covering the majority of our officers on board our vessels could result in higher personnel costs and increased compensation requirements thus significantly affect our financial performance. Complex international regulations regarding crew working hours, rest periods, rising crew welfare expectations, including demands for improved internet connectivity and accommodation standards continue to evolve, requiring potential vessel modifications and operational adjustments that could increase our compliance costs and impact vessel utilization. Furthermore, while we do not have any Ukrainian, Russian, Israeli or Palestinian crew, the Company's vessels, currently do not sail in the Black Sea or the Red Sea and the Company otherwise conducts limited operations in Russia, Ukraine and the Middle East, the extent to which this will impact the Company’s future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Changes in labor laws and regulations, collective bargaining negotiations and labor disputes, and potential shortage of crew due to the war between Russia and Ukraine and in the Middle East, could potentially limit the available pool of qualified personnel, increase our training and compliance costs, and increase our crew costs, which may affect our operating margins, modify our traditional crew sourcing strategies and have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

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

Although the EU FuelEU Maritime Regulation is already in force, the IMO’s decision to postpone the adoption of a Global Fuel Standard under its Net-Zero Framework by one year adds a layer of regulatory uncertainty. The delay increases the risk that the final GFS design, scope, and stringency may be materially revised, leaving shipowners and charterers with limited visibility on future compliance costs, fuel pathways, and fleet investment decisions, and potentially leading to a fragmented regulatory landscape with uneven impacts across trade routes.

See “Item 4. Information on the company. — B. Business Overview — Regulations: Safety and the Environment - Greenhouse Gas Regulation – United Nations Framework Convention on Climate Change” for more information.

In response to the above GHG environmental regulations, we monitor CO2 vessel emissions pursuant to the International Maritime Organization's fuel oil consumption Data Collection System (“IMO DCS”) and to the European Monitoring, Reporting and Verification Regulation (“EU-MRV”), assessing in parallel the applicability of relevant energy efficiency measures. Furthermore, we have pursued a fleet renewal strategy having entered into memoranda of agreement for the acquisition of 20 in total environmentally advanced dry-bulk GHG-EEDI Phase 3 NOx-Tier III compliant newbuilds, including two methanol dual fueled, with 12 already been delivered to us, four scheduled to be delivered in the remainder of 2026, two in 2027, one in 2028 and one in 2029.

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

International agreements such as the Paris Agreement, coupled with carbon pricing mechanisms, are expected to limit coal consumption, especially in developed nations. Asia, particularly China and India, has been the dominant driver of global coal demand. Both countries have relied heavily on coal for industrial and energy production needs. Europe and the U.S. have seen a steady decline in coal demand due to the shift to renewable energy sources and cleaner alternatives. While Asian markets, particularly India and Southeast Asian countries, currently demonstrate robust demand growth, this growth may not fully offset future declines in other regions. The shift towards decarbonization as a result of global initiatives, such as the IMO's recently revised strategy of ambitious decarbonization targets aiming to reach net-zero GHG emissions by or around 2050, may adversely impact coal demand over the next 30 years. According to the world energy outlook released by the International Energy Agency's (the “IEA”), in the last quarter of 2025, global coal demand follows diverging paths across scenarios. In the Current Policies Scenario (CPS), coal demand remains broadly stable in the short term, before declining by around 10% by the mid-2030s, and only gradually thereafter, leaving coal demand in 2050 still roughly 20–25% below 2024 levels, reflecting continued reliance on coal in emerging market power generation and industry. Under the Stated Policies Scenario (STEPS), coal demand peaks before 2030, falling by approximately 20% by 2035 and by around 45% by 2050, driven by accelerating renewables deployment, electrification and fuel switching, particularly in China and advanced economies. In contrast, the Net Zero Emissions by 2050 (NZE) scenario implies a rapid structural decline as coal demand falls sharply already in the short term, drops by more than 55–60% by the mid-2030s, and is reduced by around 85–90% by 2050, leaving coal confined to a marginal role, largely limited to facilities equipped with carbon capture and a small number of hard-to-abate industrial applications. Nevertheless, fast-growing electricity use and concerns about electricity security underpinned a wave of coal plant approvals in China which gave the green light to almost 100 GW of new coal-fired plants in 2024, and India a further 15 GW, pushing global approvals to their highest level since 2015.

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

In response to the risk of declining global coal demand over the long term period, the Company has prioritized an ESG based strategic pivot, taking into account the capital-intensive nature of maritime assets and the long lead-time of fleet diversification, leading the Company i) to invest heavily in the acquisition of 20, environmentally advanced dry-bulk GHG-EEDI Phase 3 NOx-Tier III compliant newbuilds, including two methanol dual-fueled, ii) to environmentally upgrade investments on its existing fleet, including the application of ultra low friction paints and ducts installations and iii) to implement an upgraded Integrated Management System (“IMS”) enhancing operational flexibility and compliance with evolving regulatory standards; all of which will create a competitive advantage compared to peer vessels.

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

Delays in the adoption, scaling of production, infrastructure, and supply chain of maritime alternative fuels could hinder the industry's ability to meet decarbonization targets, which may cause delays in the transition to low-carbon technology. This may create a disadvantage for early movers in their efforts to combat climate change and meet emissions reduction targets. The IMO’s recent decision to postpone the adoption of a Global Fuel Standard under its Net-Zero Framework by one year, within 2026, adds a layer of regulatory uncertainty. The delay increases the risk that the final GFS design, scope, and stringency may be materially revised, leaving shipowners and charterers with limited visibility on future compliance costs, fuel pathways, and fleet investment decisions, and potentially leading to a fragmented regulatory landscape with uneven impacts across trade routes. Our Company is an early mover, having order two methanol dual-fuel Kamsarmax newbuild vessels, able to operate with fossil fuels or alternative low carbon intensity fuels, with scheduled deliveries in the fourth quarter of 2026 and in the first quarter of 2027, targeting to mitigate the risk of increasing environmental costs and penalties during the transition period. Although the Company is undertaking substantial efforts to locate the required fuel quantities, if maritime alternative fuels with low carbon intensity are not timely produced, are produced in insufficient quantities, are not available worldwide where we trade, or are more expensive making their use uneconomical, our two dual-fuel Kamsarmax vessels will operate with fossil fuels loosing or limiting their designed operational, environmental and financial advantage.

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

Furthermore, we maybe subject to evolving sustainability-related reporting requirements and regulations in the European Union, the United States and other jurisdictions, which may increase our compliance costs and affect our operations. In the EU, the Corporate Sustainability Reporting Directive (“CSRD”) requires certain companies to report sustainability and ESG information in their management reports, including a “double materiality” analysis of both impacts on the environment and the climate-related risks to their business. Most recently in December 2025, a provisional agreement was reached by the European Commission and European Parliament on the EU Omnibus I package significantly narrowing the CSRD scope. Under the finalized rules, mandatory sustainability reporting will apply only to EU entities with more than 1,000 employees and over €450 million in annual net turnover, as well as to non-EU entities with over €450 million in EU turnover and their EU subsidiaries or branches generating more than €200 million in the EU. Reporting requirements will be significantly simplified, sector-specific reporting will be voluntary. Due diligence obligations under the Corporate Sustainability Due Diligence Directive (“CSDDD”), will become applicable from 26 July 2029, applying only to very large EU entities with over 5,000 employees and more than €1.5 billion in turnover, and to non-EU entities meeting the same EU turnover threshold. Transition plans aligned with sustainability objectives will no longer be required. Although proposed amendments to the CSRD and the CSDDD may exclude companies with fewer than 1,000 or 5,000 employees, respectively, until such amendments are enacted, we may be required to implement processes to gather data, conduct materiality assessments, and prepare CSRD-compliant reports, which could be time-consuming and costly.

Similarly, in the U.S., the SEC has issued rules requiring public companies to disclose extensive climate-related information, including GHG emissions. These rules are currently subject to legal challenges and a stay, but if upheld, they would require to us to enhance and standardize climate-related disclosures and as an accelerated filer, to provide the enhanced climate-related disclosures in our annual reports as well as disclosure of Scope 1 and Scope 2 GHG emissions if they are material, including an independent attestation report, and as such compliance may require significant expenditures. In addition, the evolving nature of ESG reporting, voluntary standards, and disclosure requirements, together with emerging anti-ESG and anti-diversity, equity, and inclusion policies in the U,S., may subject us to additional compliance obligations, investigations, enforcement actions, or reputational harm. Actions that are viewed positively by some stakeholders may be criticized by others, potentially affecting our ability to attract capital, and compete effectively. These factors could materially and adversely affect our business, results of operations, cash flows, and financial condition.

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

Increased inspection procedures, revised inspection age trigger and safety score changes, tighter import and export controls and survey requirements could increase costs, adversely affect the employment of our vessels and could have a material adverse effect on our business, financial condition, and results of operations.

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

RightShip is a global organization providing vetting, safety scoring and GHG rating on equal merits monitored by industry stakeholders. Rightship has lowered its vessel inspection age trigger from 14 to 10 years, with a phased rollout through 1 January 2027. This change, designed to improve safety in the dry bulk sector, subjects older vessels to more frequent inspections, increased scrutiny, and potential safety score downgrades. Vessels that do not undergo a valid Rightship inspection at the relevant age may see their safety score reduced to 2 out of 5, which could limit employment opportunities, reduce charter rates, or restrict access to certain trades, ports, or cargoes. As of February 20, 2026, we had 45 vessels in our fleet, one of which was held for sale, with an average age of 10.5 years, with 28 vessels above 10 years, 11 vessels above 15 years, two of which are reaching an age of 20 years. An increased number of our vessels compared to previous years, particularly those 10 years and above, may face increased maintenance, inspection, and compliance costs to maintain acceptable ratings. As Rightship ratings are widely used by charterers, cargo interests, and terminals, any stricter application of the revised age trigger or further methodology changes could accelerate the economic obsolescence of older dry bulk vessels and have a material adverse effect on our business, results of operations, cash flows, and financial condition. We may incur additional costs to ensure that our vessels maintain satisfactory RightShip ratings or otherwise comply with the standards required by our charterers. Although our vessels are generally expected to meet these standards, failure of any vessel to do so could limit our ability to operate that vessel and adversely affect our results of operations.

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

World events, terrorist attacks, other international hostilities and potential disruption of shipping routes due to events outside of our control, including the war between Russia and Ukraine, the conflict in the Middle East, ongoing instability in Venezuela,and Red Sea trade disruption, (including the attacks on ships by Houthi rebels), could negatively affect our results of operations and financial condition.

We conduct most of our operations outside of the U.S. and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current instability in the Middle East, North Africa and other countries and geographic areas, terrorist or other attacks and war or international hostilities. Terrorist attacks and the continuing response of the U.S. and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East and North Africa, the escalation of war between Russia and Ukraine, the trade disruption in the Red Sea and the presence of U.S. or other armed forces in Red Sea, Iraq, Syria, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic and geopolitical instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. These types of attacks have also affected vessels trading in regions such as the Black Sea, South China Sea and the Gulf of Aden off the coast of Somalia. The IMO’s council sessions, addressed the impacts on shipping and seafarers, as a result of the war in the Black Sea and the Sea of Azov. The IMO called for the need to preserve the integrity of maritime supply chains and the safety and welfare of seafarers and any spillover effects of the military action on global shipping, logistics and supply chains, in particular the impacts on the delivery of commodities and food to developing nations and the impacts on energy supplies. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

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

The conflict in the Middle East, which commenced in October 2023, has caused significant political and social unrest in Israel, Gaza, and the surrounding areas. During the conflict, there were growing hostilities along Israel’s northern border with Lebanon (with the Hezbollah terrorist organization) and on other fronts from various extremist groups in the region, such as various rebel militia groups in Syria and Iraq. In addition, the Houthi movement, which controls parts of Yemen, launched attacks on Israeli-controlled or owned ships in the Red Sea, resulting in widespread rerouting of cargo ships and some shipping companies ceasing shipments to Israel. Although a ceasefire between Israel and Hamas took effect in October 2025, there is no assurance that this agreement will be upheld. Military activity and hostilities continue to exist at varying levels of intensity, and the situation in the Middle East remains volatile, with the potential for escalation into a broader regional conflict. While our vessels currently do not sail in the Red Sea, we will continue to monitor the situation to assess whether the trade disruption could have any impact on our operations or financial performance. It is currently not possible to predict the duration or severity of the ongoing conflicts or their effects on our business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing, and could disrupt our business and operations, interrupt our sources and availability of supply and hamper our ability to raise additional funds or sell our securities, among other possible negative effects.

As a result of the war between Russia and Ukraine, Switzerland, the US, the EU, the UK and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. Such sanctions against Russia may adversely affect our business, financial condition, results of operation and cash flows. The ongoing war could result in the imposition of further economic sanctions against Russia, with uncertain impacts on the drybulk market and the world economy. While we do not have any Ukrainian, Russian, Israeli or Palestinian crew, our vessels currently do not sail in the Black Sea or the Red Sea and we otherwise conduct limited operations in Russia, Ukraine, and Israel, it is possible that the war in Ukraine and the conflicts in the Middle East and Venezuela including any increased shipping costs, disruptions of global shipping routes, any impact on the global supply chain and any impact on current or potential customers caused by these events, could adversely affect our operations or financial performance.

Global risks to the supply chains, including geopolitical risks, which impact maritime transport, may adversely affect global freight prices and could have a material adverse effect on our business.

During fiscal year 2025, a confluence of factors caused disruptions to international shipping, increasing costs and delaying shipments. Attacks on ships entering the Red Sea en route to the Suez Canal, an important waterway for vessels moving between Asia and the United States, by Houthi rebels in Yemen, forced ships to take longer routes. In 2024, drought conditions materially reduced capacity in the Panama Canal. While operations have largely normalized, residual constraints remain, and future water-level variability and climate-related risks could again limit canal transits.These disruptions could generate new risks to the supply chain and corresponding increases in freight prices, which could have a material adverse effect on our business,financial condition and results of operations. Furthermore, the world has become more unstable, multi-polarized, multi-latteral with trade protectionism risks that can substantial challenge and transform the existing supply chains, which could have a material adverse effect on our business.

Changes in U.S. or Chinese port fee policies, including the potential reimposition of retaliatory charges on vessels linked to either country, may increase expenses and adversely affect our business, financial condition and results of operations.

In October of 2025, the United States Trade Representative (“USTR”) put forward significant trade actions under Section 301 of the Trade Act of 1974, with the stated aim of addressing China’s dominance in the maritime, logistics, and shipbuilding industries. These actions had the potential to increase port fees and therefore the overall voyage expenses for ships calling at U.S. ports. These actions generally included a fee targeting Chinese owners and operators for each instance a vessel owned or operated by a Chinese entity enters a U.S. port. In response to the USTR imposed port fees, China imposed retaliatory port fees on vessels linked to U.S. ownership while exempting Chinese-built vessels. However, on November 1, 2025, as part of broader trade negotiations between the two countries, both U.S. and China port fees have reportedly been suspended for one year. Given the potential magnitude of these port-related fees and the many uncertainties surrounding their implementation, it is not possible at this time to fully predict the ultimate financial impact. Should the port fees be reimposed in a manner that applies to our vessels in any material respect, this could significantly reduce our profitability, negatively impact our ability to compete effectively, and materially and adversely affect our operations and financial results.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, Sulu Sea, Celebes Sea, in the Gulf of Guinea and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide has generally decreased since 2013, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Sulu Sea and the Gulf of Guinea, and the Strait of Malacca, with drybulk vessels and tankers particularly vulnerable to such attacks. Acts of piracy could result in harm or danger to the crews that man our vessels. Following attacks on merchant vessels in the region of the Gulf of Aden at the southern end of the Red Sea, there is disruption in the maritime trade towards the Mediterranean Sea through the Suez-Canal. As a result we have diverted our fleet from sailing in this specific region. While our vessels currently do not sail in the Red Sea, we will continue to monitor the situation to assess whether the trade disruption could have any impact on our operations or financial performance.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel, or other assets of the relevant vessel-owning company, for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting or attaching a vessel through judicial or foreclosure proceedings. The arrest or attachment of one or more of our vessels, or other assets of the relevant vessel-owning company or companies, could cause us to default on a charter, breach covenants in certain of our credit facilities, interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels.

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

In the ordinary course of business, we rely on information technology networks and systems to process, transmit, and store electronic information and to manage or support a variety of business processes and activities. Our information systems and networks could become targeted and attacked by individuals or organized groups. Our vessels also rely on information systems for a significant part of their operations, including for parts of their navigation, propulsion, power control, communications, provision of services, machinery management, and cargo operations. Safety measures are in place to secure our vessels and on our on shore operations against cyber-security attacks and disruptions to their information systems. These measures may not adequately detect, prevent and remediate security breaches from constantly evolving and increasingly sophisticated threats and attacks. A cyber attack could materially and adversely affect our business operations, financial condition, results of operations and cash flows and our reputation. In addition, cyber attacks could lead to potential unauthorized access to our systems targeting ransomware, data theft, loss and corruption, disclosure of proprietary or confidential information or, personal data. Cyber attacks on our vessels may also lead to potential unauthorized access to, or service interruptions, denial or manipulation of the navigational systems of our vessels, which could result in hazardous accidents. There is no assurance that we will not experience these service interruptions or cyber attacks in the future. Further, as the methods of cyber attacks continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures, or to investigate and remedy any vulnerabilities to cyber attacks. We maintain cybersecurity insurance, however, such insurance is subject to coverage limits, exclusions, and deductibles and may not cover all losses or liabilities arising from a cybersecurity incident or the aforementioned risks to our information technology. A cyber attack could also lead to litigation, fines, other remedial action, heightened regulatory scrutiny and reputational damage. In addition, our remediation efforts may not be successful, and we may not have adequate insurance to cover these losses. These information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns, hardware or software failures, power outages, computer viruses, cyber attacks, telecommunication failures, user errors or catastrophic events. Risks and vulnerabilities can also arise out of inadequacies in design, integration and/or maintenance of information technology systems, as well as lapses in cyber discipline. Furthermore, as of May 25, 2018, data breaches on personal data, as defined in the European General Data Protection Regulation, could lead to administrative fines up to €20 million or up to 4% of the total worldwide annual turnover of the company, whichever is greater. Our information technology systems are becoming increasingly integrated, so damage, disruption or shutdown to the system could result in a more widespread impact. If our information technology systems suffer severe damage, disruption or shutdown, and our business continuity plans do not effectively become aware, recognize, detect and resolve the issues in a timely manner, our operations could be disrupted and our business and reputation could be negatively affected. The unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could severely disrupt our business continuity and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

In July 2023, the U.S. Securities and Exchange Commission adopted rules requiring registrants to disclose material cybersecurity incidents on a timely basis, as well as to provide enhanced disclosure regarding cybersecurity risk management, strategy, and governance. Failure to comply with these disclosure requirements may subject us to SEC enforcement actions, including injunctive relief, monetary penalties, and other sanctions. Compliance with these rules requires the implementation of additional internal controls, monitoring systems, policies, and procedures, which could result in significant incremental costs. Moreover, the disclosure of cybersecurity incidents, whether or not such incidents ultimately result in material financial losses, may increase reputational risk, lead to adverse publicity, and negatively affect investor confidence, which could, in turn, have a material adverse effect on our business, results of operations, and financial condition. Further, the information technology systems we and our vendors use are vulnerable to outages, breakdowns or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war, and telecommunication and electrical failures. For example, in July 2024, a software update by CrowdStrike Holdings, Inc. (“CrowdStrike”), a cybersecurity technology company, caused widespread crashes of Windows systems into which it was integrated. Although we have not experienced any material impacts as a result of the CrowdStrike software update, we could in the future experience similar third-party software-induced interruptions to our operations, which would adversely affect our business, results of operations and financial condition.
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
Our operations expose us to the risk that increased trade protectionism from China, other countries in the Asian region, the United States, the EU, Australia or other nations will adversely affect our business. If the global recovery is undermined by downside risks and the economic downturn returns, or if the regulatory environment otherwise dictates, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. During the last six years trade relations between the U.S and China became increasingly tense. In April 2025, the Trump administration imposed a baseline 10% tariff on imports from all nations importing goods to the United States, with that baseline supplemented in certain cases by additional tariffs that vary by nation, product or industry. Retaliatory tariffs on U.S. goods have been imposed by, among others, China and Canada. On July 28, 2025, the Trump administration announced a trade agreement with the European Union that included a 15% tariff on most imports from the European Union. While tariffs with certain countries have been temporarily reduced or paused, the imposition of tariffs generally has historically led to increased trade and political tensions between the United States and other countries in the international community. The continuation or resumption of such tariffs may strain international trade relations and increase the risk that foreign governments implement retaliatory tariffs on goods imported from the United States, the extent, depth and duration and effect of which on the global dry bulk trade cannot be presently assessed. Such an escalation of the trade war could impact our results of operations, financial condition and cash flows.

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

The ability and willingness of each of our counterparties to perform its obligations under a period time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. If we enter into period time charters with charterers when charter rates are high and charter rates subsequently fall significantly, charterers may seek to renegotiate financial terms or may default on their obligations. Additionally, charterers may attempt to bring claims against us based on vessel performance or cargo loading or unloading operations, seeking to renegotiate financial terms or avoid payments. Also, our charterers may experience financial difficulties due to prevailing economic conditions or for other reasons, and as a result may default on their obligations. In past years, the industry experienced numerous incidents of charterers renegotiating their charters or defaulting on their obligations thereunder. In December 2020, we agreed to the early termination of an existing charter of a Capesize-class vessel at the request of the charterer which was contractually due to expire in January 2024. In exchange for the early redelivery of the vessel, the charterer paid us cash compensation of $8.1 million. The vessel was subsequently deployed under a new period time charter with a different charterer for a duration of 12 to 14 months at a gross daily charter rate linked to the 5 TC Baltic Exchange Capesize Index ("BCI-180 5TC'') times 119%. As of February 20, 2026, we had not received any additional notice of early redelivery or termination from any of our charters. If a charterer defaults on a charter, we will, to the extent commercially reasonable, seek the remedies available to us, which may include arbitration or litigation to enforce the contract, although such efforts may not be successful. Should a charterer default on a period time charter, we may have to enter into a charter at a lower charter rate, which would reduce our revenues. If we cannot enter into a new period time charter, we may have to secure a charter in the spot market, where charter rates are volatile and revenues are less predictable. It is also possible that we would be unable to secure a charter at all, which would also reduce our revenues, and could have a material adverse effect on our business, financial condition, results of operations, loan and credit facility covenants and cash flows.

We depend on a limited number of customers for a large part of our revenues and the loss of one or more of these customers could have a material adverse effect on our business, financial condition and results of operations.

We expect to derive a significant part of our revenues from a limited number of customers. During the year ended December 31, 2025, one of our charterers each accounted for more than 10% of our revenues and in previous periods some of our charterers each accounted for more than 10% of our revenues. We could lose a customer for many different reasons, including:

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

As of February 20, 2026, we intend to continue our fleet renewal strategy having entered into contracts for the acquisition of eight environmentally advanced Japanese and Chinese dry-bulk GHG-EEDI Phase 3 NOx-Tier III compliant newbuilds, including two methanol dual fueled, scheduled to be delivered four in 2026, two in 2027, one in 2028 and one in 2029. We may contract additional newbuild vessels or make selective acquisitions of additional second-hand vessels. Our future growth will primarily depend on our ability to identify, locate and acquire suitable vessels, including newbuilding slots at shipyards at attractive prices, enlarge our customer base, operate and supervise any newbuilds we may order and obtain required debt or equity financing on acceptable terms.

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

As of February 20, 2026, we had 45 vessels in our fleet, one of which was held for sale, with an average age of 10.5 years, with 11 vessels above 15 years, two of which are reaching an age of 20 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the date of built. Changes in environmental and other regulations and technological advances may limit the useful lives of vessels, decrease their resale or residual value or their utilization and profitability during the remainder of their useful lives. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations will be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

Our ability to obtain financing on favorable terms due to the unavailability of debt and equity capital and the deterioration of the global banking markets may adversely impact our business. If economic conditions globally continue to be volatile, it could impede our operations.

Although capital markets have improved since 2008, when banks and other financial institutions active in the shipping industry became increasingly unwilling to provide credit, the shipping industry remains negatively affected by the scarcity of credit and the cost of financing has increased. Relatively weak global economic conditions have had and may continue to have a number of adverse consequences for dry bulk and other shipping sectors, including, among other things the limited financing for vessels. Financing institutions have increased interest rate margins or even ceased funding for certain shipping companies. Furthermore, vessels older than 15 years old may not be financed by banks and other financial institutions at all and the widespread loan covenant defaults, bankruptcy declaration by certain vessel operators, vessel owners, shipyards and charterers has limited the availability of financing for new vessels or refinancing for existing debt agreements. Any deterioration of the global banking markets may decrease the availability of financing or refinancing on acceptable terms when needed, and we may be unable to meet our debt obligations as they become due. Any adverse developments in relation to trade wars, the war between Russia and Ukraine, the conflict in the Middle East, or ongoing instability in Venezuela may affect credit markets globally and increase volatility of global economic conditions which could impede our results of operations and financial condition.

If we are unable to obtain additional secured indebtedness, we may be unable to refinance our existing indebtedness and may not be able to finance a fleet replacement and expansion program in the future, any of which would have a material adverse effect on our business, financial condition and results of operations.

Global financial markets and economic conditions have been volatile. Future financing and investing activities may involve refinancing of certain existing debt near or upon maturity and the financing of future fleet replacement and expansion. Our ability to refinance existing indebtedness, or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. We may face liquidity issues if conditions in the dry bulk market worsen for a prolonged period and cause us to fail to comply with the terms of our debt agreements which could adversely affect our business. A significant reduction in cash generated from operations, or the loss of access to existing or new financing sources, could materially and adversely affect our ability to meet our obligations and sustain operations. To the extent that we are unable to enter into new credit facilities and obtain such additional secured indebtedness on terms acceptable to us, we will need to find alternative financing. In addition, we may also be liable for other damages for breach of contract. A failure to satisfy our financial commitments could result in the acceleration of our indebtedness and foreclosure on our vessels. Such events, if they occurred, would adversely affect our business, financial condition and results of operations.

The aging of our fleet may affect the ability of our older vessels to trade and may result in increased operating costs in the future, which could adversely affect our ability to operate such vessels profitably.

As of February 20, 2026, the average age of the vessels in our current fleet was 10.5 years and 11 vessels were over 15 years old. In general, demand for vessels over 15 years old may decrease, especially with the increasingly more stringent environmental regulations. Older vessels may become less fuel and energy efficient and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Newbuild drybulk vessels may be more energy efficient and competition from these newbuilds could adversely affect the tradeability and the resale value of our older vessels. Furthermore, large established charterers with whom we are doing business may introduce vessel age trading limitations earlier than the 25 year useful life.

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

The loans under our credit facilities and sale and leaseback financings are generally advanced at a floating rate based on SOFR plus a margin, which is volatile and can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. Between 2022 and 2023, three-month SOFR increased from 0.05% to 5.38% and between 2024 and 2025 three-month SOFR decreased from 5.38% to 3.719%. In order to manage our exposure to changes in the general level of interest rates and market interest rate fluctuations, we may, from time to time, use interest rate derivatives to effectively fix certain of our floating rate debt obligations. As of February 20, 2026, we have entered into derivative contracts to economically hedge our exposure to interest rate risk, and we may enter into additional derivative contracts in the future. We effectively hedged the interest rate exposure of 12% of our loans outstanding as of December 31, 2025, which bear interest at SOFR. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Moreover, entering into hedging arrangements is inherently risky and even if we have entered into such arrangements, our hedging strategies may not be effective and we may incur substantial losses. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives, while adverse movements in interest rate derivatives may require us to post cash as collateral for margin calls, which may impact our liquidity.

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

We generate substantially all of our revenues in U.S. dollars, but in 2025 we incurred approximately 21.8% of our vessel operating expenses in currencies other than the U.S. dollar, of which 55.9% was denominated in Euros. In addition, we incurred the majority of our management fees in Euros, and this will continue in the future. In February 2022, one of our subsidiaries issued a non-amortising unsecured bond in the amount of €100,000,000, which is listed in the Athens Stock Exchange (the

"Bond"). The Bond is guaranteed by us and pays a coupon of 2.95% on a semi-annual basis. It matures in February 2027 and may be redeemed at our option in part or in full after February 2024, subject to the payment of a premium ranging from 1.5% to 0.5% of the redeemed amount depending on the timing of the redemption. As of February 20, 2026, we had entered into arrangements to counterbalance the currency risk arising from the Bond redemption for 55% of the outstanding amount, while we had not entered into any arrangements to counterbalance the currency risk arising from the coupon payments. As of December 31, 2025, all of our secured indebtedness, as well as the amounts due under the contracts for the acquisition of the newbuild vessels currently in our orderbook, were denominated in U.S. dollars. We have historically entered into shipbuilding contracts and purchase of vessels whereby part of the contract price was payable in Japanese yen and Singapore dollars. Also, new credit facilities and financing agreements, purchase of vessels or newbuild contracts may be denominated in or permit conversion into currencies other than the U.S. dollar. The use of different currencies could lead to fluctuations in our net income due to changes in the value of the U.S. dollar relative to other currencies, in particular the Euro and the Japanese yen. We have only partially hedged our overall currency exposure, and, as a result, our results of operations and financial condition, denominated in U.S. dollars, and our ability to pay dividends, could suffer.

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

The world economy is facing a number of challenges related to geopolitical tensions such as the Ukraine-Russia war, the Israeli-Gaza strip war, the disruption of trade in the Red Sea and others, which could lead to further large scale disruptions in the supply chains, energy and commodity markets and subsequently to a high inflation environment. Global economic prospects for 2026 and 2027 as per the IMF latest projections indicate a gradual normalization of inflation from an estimated 6.8% in 2023 (annual average), 5.8% in 2024 to 4.1% in 2025, 3.8% in 2026 and 3.4% in 2027, as forecasted in the January 2026 World Economic Outlook of the International Monetary Fund. Between 2022 and 2023, three-month SOFR increased from 0.05% to 5.38% and between 2024 and 2025, three-month SOFR decreased from 5.38% to 3.71%. Between 2022 and 2023, the European Central Bank raised interest rates from 0% to 4.5% and between 2024 and 2025, implemented a rate cut from 4.5% to 2.15%, responding to declining inflation and moderating economic growth in the Eurozone as economic activity remained subdued, aiming to support growth and ensure price stability. It is difficult to predict the future of interest rates, but changes in interest rates by both central banks could lead to subpar economic growth. These rate changes have significantly impacted borrowing costs and influenced global financial markets, particularly affecting shipping finance and vessel valuations.

As a result, global economic conditions and global financial markets have been, and continue to be, volatile and certain countries may face recession and uncertainty surrounding the potential for continued economic growth, which could lead to reduced demand for transportation of dry-bulk commodities and reduced charter rates. Global growth is projected to remain resilient at an estimated rate of 3.3% in 2026 and 3.2% for 2027, according to recent forecasts from the International Monetary Fund January 2026 World Economic Outlook forecast.

Concerns over geopolitical issues including the perception of an fragile truce in the trade war and acts of war in multiple regions, including Russia, Iran, North Korea, Ukraine, Israel, Palestine and Syria, have contributed to increased volatility and potentially tighter economic conditions introducing new layers of uncertainty and disrupting the global economy through their impact on financial markets. Tighter monetary conditions and lower growth expectation or recession as a result of the inflationary environment could potentially affect the financial and debt stability.We cannot predict how long the current global inflationary conditions and high interest rates will last or whether central banks may decide to further reduce rates in 2026. Persistent industry-wide inflationary pressures and higher for longer interest rates may affect the shipping industry in general and dry-bulk shipping specifically and could adversely affect our business and financial results by reducing our revenue due to low freight market conditions, increasing the costs of financing, loan and credit facilities, the cost of our operating expenses including our crew cost and our overall indebtedness, which could have a material adverse effect on our business, financial condition and results of operations.

Restrictive covenants in our existing credit facilities and financing agreements including our Bond, impose, and any future credit facilities and financing agreements will impose, financial and other restrictions on us, and any breach of these covenants could result in the acceleration of our indebtedness and foreclosure on our vessels.

We have substantial indebtedness and as of December 31, 2025, we had $548.6 million outstanding under our credit facilities and financing agreements.

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
In addition, under our loan agreements or under guarantees we have entered into with respect to certain of our subsidiaries’ credit facilities including our Bond, we are subject to financial covenants. Depending on the facility, these financial covenants include the following as of February 20, 2026:

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

Our financing arrangements impose a number of restrictions on our ability to pay dividends, and we may not be able to pay dividends even though we have an established dividend policy. Under the terms of certain of our existing credit facilities, we are not permitted to pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend. We expect that any future credit facilities will also have restrictions on the payment of dividends. In addition, cash dividends on our Common Stock are subject to the priority of dividends on the 804,950 outstanding shares of Series C Preferred Shares and 3,195,050 outstanding shares of Series D Preferred Shares as of December 31, 2025.

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

Pursuant to our Management Agreements, we pay our Managers a daily ship management fee of €950 per vessel and Safe Bulkers Management Monaco an annual ship management fee of €5.0 million for providing commercial, technical and administrative services (see the section entitled “Item 5. Operating and Financial Review and Prospects - A. Operating Results - General and Administrative Expenses” for more information). In addition, we pay our Managers certain commissions and fees with respect to vessel purchases, sales and newbuilds. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain company administration expenses such as directors’ and officers’ liability insurance, legal and accounting fees and other similar company administration expenses, which are reimbursed or paid by us. The management fees are payable whether or not our vessels are employed, and regardless of our profitability, and we have no ability to require our Managers to reduce the management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations. The latest expiration date of the Management Agreements with our Managers is May 2027. We expect to enter into new agreements with the Managers upon their expiration; however, the terms upon which the new management agreements will be entered into are unknown at this time and may be less favorable to the Company than those currently in place.

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

Our chief executive officer, Polys Hajioannou, controls both of our Managers. Polys Hajioannou, directly and through entities controlled by him, owns approximately 47.32% of our outstanding Common Stock as of February 20, 2026 (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” for more information). These relationships could create conflicts of interest between us, on the one hand, and our Managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies affiliated with our Managers or our chief executive officer. To the extent we elect not to exercise our right of first refusal with respect to any drybulk vessel that may be acquired by companies affiliated with our chief executive officer, such companies could acquire and operate such drybulk vessels in competition with us. In addition, although under our Management Agreements our Managers will be required to first provide us any chartering opportunities in the drybulk sector, our Managers are not prohibited from giving preferential treatment in other areas of its management to vessels that are beneficially owned by related parties. In addition, under our restrictive covenant arrangements with Mr. Hajioannou and certain entities affiliated with him, he and such entities may own, operate or finance a maximum of eight drybulk vessels on the water at any one time or enter into an unlimited number of contracts with shipyards for newbuild drybulk vessels as part of his estate or family planning. Any such drybulk vessels are not required to be managed by either of our Managers, and Mr. Hajioannou and his related entities are not required to first provide chartering opportunities to us with respect to such vessels. Additionally, our restrictive covenant arrangements permit Mr. Hajioannou to acquire up to a 35% ownership stake in any Minority Invested Business (as defined below) developed from a permitted acquisition, subject to certain requirements, including a commitment that, unless approved by the majority of our independent directors, no drybulk vessels owned by such Minority Invested Business will be managed by either of our Managers or any other person or entity in which Mr. Hajioannou has an ownership interest. These conflicts of interest may have an adverse effect on our business, financial condition and results of operations.

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

Our vessels may call on ports located in Iran, which is identified by the United States government as a state sponsor of terrorism and are subject to United States economic sanctions, which could be viewed negatively by investors and adversely affect the trading price of our Common Stock and Preferred Shares.

The United States, the European Union, the United Nations and other governments and their agencies impose sanctions and embargoes on certain countries and maintain lists of countries, individuals or entities they consider to be state sponsors of terrorism, involved in prohibited development of certain weapons or engaged in human rights violations. From time to time, vessels in our fleet have called and/or may call on ports located in countries identified by the United States government as state sponsors of terrorism and subject to United States economic sanctions. From January 1, 2022 through December 31, 2022, no vessels in our fleet made any calls on ports in Iran out of a total of 690 calls made on worldwide ports. From January 1, 2023 through December 31, 2023, no vessels in our fleet made any calls on ports in Iran out of a total of 809 calls made on worldwide ports. From January 1, 2024 through December 31, 2024, no vessels in our fleet made any calls on ports in Iran out of a total of 842 calls made on worldwide ports. From January 1, 2025 through December 31, 2025, no vessels in our fleet made any calls on ports in Iran out of a total of 830 calls made on worldwide ports. Iran is identified by the United States government as a state sponsor of terrorism. We will continue to monitor the economic sanctions in Syria following the recent collapse of Bashar al-Assad’s regime. Although these designations and controls do not prevent our vessels from making calls on ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our Common Stock. Investor perception of the value of our Common Stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Our policy is for our vessels to avoid making calls on ports in Iran unless the charterer represents to us that the cargo is not in contravention with any E.U., U.S. or United Nation sanctions and the export of such cargo has been authorized by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

If our vessels call on ports located in countries that are subject to sanctions and embargoes imposed by the U.S. or other governments, it could adversely affect our reputation and the market for our shares. From time to time, on charterers’ instructions, our vessels may call on ports located in countries subject to certain sanctions and embargoes identified as state sponsors of terrorism. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In addition, charterers and other parties that we have previously entered into contracts with regarding our vessels may be affiliated with persons or entities that are now or may become the subject of sanctions imposed by the U.S. government, the E.U. and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such sanctions, we may suffer reputational harm and our results of operations may be adversely affected. Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretation. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our securities. For example, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. The determination by these investors not to invest in, or to divest, our shares may adversely affect the price at which our shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn result in liability for the Company or negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third-parties that are unrelated to those countries or entities controlled by their governments.

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

As of February 20, 2026, Polys Hajioannou owned or controlled approximately 47.32%, of our outstanding Common Stock (see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders” for more information). Polys Hajioannou is the largest shareholder of the Company and is able to significantly influence the outcome of matters on which our shareholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions including mergers, sales of assets or other similar transactions. The interests of Polys Hajioannou, in some circumstances, may be different from yours.

Our status as a foreign private issuer within the rules promulgated under the Exchange Act exempts us from certain requirements of the SEC and NYSE.

We are a “foreign private issuer” within the rules promulgated under the Exchange Act. Under the NYSE listing rules, a foreign private issuer may elect to comply with the practice of its home country and to not comply with certain NYSE corporate governance requirements, including the requirements that (a) a majority of the board of directors consist of independent directors, (b) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (c) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (d) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken and (e) the obligation to obtain shareholder approval in connection with certain issuances of authorized stock or the approval of, and material revisions to, equity compensation plans. Moreover, we are not required to comply with certain requirements of the SEC that domestic issuers are required to comply with, including (a) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K, (b) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (c) the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information and (d) the sections of the Exchange Act establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months). Therefore, you will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements or SEC requirements.

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

In 2020 and 2021, the Company sold its Common Stock through an at the market offering program (“ATM”) , which was terminated by the Company on May 8, 2023. In August 2024, the Company also filed a Registration Statement on Form F-3 with the SEC. While the Company does not presently have an ATM program, our board of directors could adopt an ATM program in the future dependent upon market conditions.

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

The Company may, from time to time, repurchase Common Stock or Preferred Shares in the open market, in privately negotiated transactions or otherwise, depending upon several factors, including market and business conditions, the trading price of our Common Stock and other investment opportunities. The repurchase programs may be limited, suspended or discontinued at any time without prior notice. In June 2019, we announced a share repurchase program under which we could, from time to time, purchase up to 5,000,000 shares of Common Stock in the aggregate on the open market. In March 2020, we expanded such share repurchase program to provide for the repurchase of an additional 1,500,000 shares of Common Stock on the open market. In March 2020, we announced a preferred share repurchase program under which we could, from time to time, purchase up to 100,000 shares of each of our Series C Preferred Shares and Series D Preferred Shares on the open market. Additionally, in March 2022, we issued a notice of redemption of 1,492,554 of the outstanding Series C Preferred Shares. The redemption was completed on April 29, 2022, at a redemption price of $25.00 per Series C Preferred Share in the amount of $37.3 million plus all accumulated and unpaid dividends to, but excluding, the redemption date, of $0.7 million. Following the redemption, there were 804,950 Series C Preferred Shares outstanding, as of December 31, 2022, as of December 31, 2023, as of December 31, 2024 and as of December 31, 2025. In June 2022, we authorized a program under which we could, from time to time, purchase up to 5,000,000 shares of Common Stock in the aggregate on the open market. In March 2023, we expanded such share repurchase program to provide for the repurchase of an additional 5,000,000 shares of Common Stock on the open market, up to a total of 10,000,000 shares of Common Stock, all of which had been repurchased and canceled. In May 2023, we authorized a program under which we could, from time to time, purchase up to 5,000,000 shares of Common Stock in the aggregate on the open market. In July 2023, the Company terminated the program, having repurchased and canceled an amount of 139,891 shares of Common Stock. In November 2023, we authorized an additional repurchase program for up to 5,000,000 shares of Common Stock. In April 2024, the Company terminated the program, having repurchased and canceled an amount of 4,860,953 shares of Common Stock. In November 2024, we authorized an additional repurchase program for up to 5,000,000 shares of Common Stock. In December 2024, the Company terminated the program, having repurchased and canceled an amount of 1,488,690 shares of Common Stock. In February 2025, we authorized a repurchase program for up to 3,000,000 shares of Common Stock, all of which had been repurchased and canceled. In December 2025, we authorized an additional repurchase program for up to 10,000,000 shares of Common Stock. The program supersedes any prior repurchase program of the Company. As of February 20, 2026, the Company had repurchased and cancelled an amount of 91,443 shares of Common Stock under the repurchase program.

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
•loss of preferential tax rates for dividends received by certain non-corporate U.S. holders, loss of “mark-to-market” election by U.S. Holders in the event we are treated as a ''passive foreign investment company'', and loss of our tax exemption under Section 883 of the Internal Revenue Code of 1986, as amended (the “Code”); and
•cause a default under certain senior secured credit facilities.

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

The Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Preferred Shares may be required to bear the financial risks of an investment in the Preferred Shares for an indefinite period of time. Our Preferred Shares are subordinate to all of our existing and future indebtedness and to any other senior securities we may issue in the future with respect to assets available to satisfy claims against us. Each series of our Preferred Shares rank pari passu with one another and any class or series of capital stock established after the original issue date of such preferred shares that is not expressly subordinated or senior to such preferred shares as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up. As of December 31, 2025, we had aggregate debt outstanding of $548.6 million, of which $44.8 million payable within the next 12 months. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends on or redeem preferred shares. In March 2022, we issued a notice of redemption of 1,492,554 of the outstanding Series C Preferred Shares. The redemption was completed on April 29, 2022, at a redemption price of $25.00 per Series C Preferred Share in the amount of $37.3 million plus all accumulated and unpaid dividends to, but excluding, the redemption date, of $0.7 million. Following the redemption, there were 804,950 Series C Preferred Shares outstanding, as of December 31, 2025. Our articles of incorporation currently authorize the issuance of up to 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of December 31, 2025, 804,950 shares of Series C Preferred Shares and 3,195,050 shares of Series D Preferred Shares were issued and outstanding. Of the blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a shareholders rights plan as described under “Item 10. Additional Information—B. Articles of Incorporation and Bylaws—Shareholders Rights Plan.” The issuance of additional preferred shares on a parity with or senior to the Preferred Shares would dilute the interests of holders of such shares, and any issuance of preferred shares senior to such preferred shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Preferred Shares.

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

As a Marshall Islands corporation, and with certain of our subsidiaries organized under the laws of the Marshall Islands and other offshore jurisdictions, our corporate structure and operations are subject to economic substance laws and related regulatory requirements, compliance with which could affect our business and operating results.

The Marshall Islands has enacted economic substance legislation with which we and our subsidiaries may be required to comply. While we currently believe that we and our subsidiaries are in compliance with applicable economic substance requirements, such requirements are subject to change, reinterpretation, and evolving enforcement practices. In addition, changes to our business, operating profile, or group structure could result in unanticipated noncompliance. Any failure to comply with applicable economic substance laws or related reporting obligations could result in the imposition of fines, financial or administrative penalties, enhanced monitoring or audits, spontaneous exchange of information with foreign tax authorities, or other regulatory actions, including, in certain circumstances, the striking off or dissolution of a non-compliant entity. The occurrence of any of the foregoing could disrupt our operations and could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

In addition, the Council of the European Union periodically assesses jurisdictions based on tax transparency, fair taxation, governance, and the existence of real economic activity, and may classify jurisdictions as cooperative, under observation (“gray list”), or non-cooperative (“blacklist”). As of October 17, 2023, the Republic of the Marshall Islands has been designated as a cooperative jurisdiction for tax purposes. However, we cannot predict whether the Marshall Islands may be reclassified in the future, how quickly EU authorities would respond to any legislative or regulatory developments in the Marshall Islands or other relevant jurisdictions, or how EU financial institutions, lenders, charterers, insurers, or other counterparties would react during any period in which we or our subsidiaries remain organized in jurisdictions that are classified as non-cooperative. If the Marshall Islands were to be included on the EU list of non-cooperative jurisdictions in the future, and if defensive measures, sanctions, or other tax, financial, or regulatory restrictions were adopted by one or more EU Member States, or if additional economic substance requirements were imposed or enforced by the Marshall Islands, our access to financing, commercial relationships, operational flexibility, and overall business could be adversely affected, which could have a material adverse effect on our business, financial condition, and results of operations.

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

United States tax authorities could treat us as a “passive foreign investment company,” which could have adverse United States federal income tax consequences to United States investors.

We are an international company that conducts business throughout the world. Tax laws and regulations are highly complex and subject to interpretation. A non-United States corporation will generally be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (a) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (b) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” United States investors in a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. In particular, United States investors who are individuals would not be eligible for preferential tax rates otherwise applicable to qualified dividends.

Based on our current operations and anticipated future operations, the composition of our income and assets, and the value of our assets, we believe that it is more likely than not that we were not a PFIC for the most recently ended taxable year and expect that it is more likely than not that we will not be a PFIC for our current taxable year or in the foreseeable future. In this regard, we intend to treat gross income we derive or are deemed to derive from our period time chartering activities as services income, rather than rental income. Accordingly, we do not expect our income from our period time chartering activities to constitute “passive income,” and we do not expect the assets we own and operate in connection with the production of that income to constitute passive assets.

There are legal uncertainties involved in this determination. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit held that, contrary to the position of the United States Internal Revenue Service, or the “IRS,” in that case, and for purposes of a different set of rules under the Code, income received under a period time charter of vessels should be treated as rental income rather than services income. If the reasoning of the Fifth Circuit in this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our period time chartering activities would be treated as rental income, and we would probably be a PFIC. The IRS has stated that it disagrees with the holding in Tidewater and has specified that income from period time charters should be treated as services income. However, the IRS’ statement with respect to the Tidewater decision was an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. In light of these authorities, the IRS or a United States court may not accept the position that we are not a PFIC, and there is a risk that the IRS or a United States court could determine that we are a PFIC. Moreover, because a determination of whether a company is a PFIC must be made annually after the end of each taxable year and our PFIC status for each taxable year will depend on facts, including the composition of our income and assets and the value of our assets (which may be determined in part by reference to the market value of our Common Stock and Preferred Shares) at such time, there can be no assurance that the Company will not be a PFIC for the current or any future taxable year. We may constitute a PFIC for a future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. Holders (as defined in the section entitled “Item 10. Additional Information—Tax Considerations—E.United States Federal Income Tax Considerations—U.S. Holders” would face adverse United States tax consequences. See “Item 10. Additional Information—E. “Tax Considerations—United States Federal Income Tax Considerations— U.S. Holders” for a more comprehensive discussion of the United States federal income tax consequences to United States investors if we are treated as a PFIC.

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

Over the past 39 years under the leadership of Polys Hajioannou, we have sold or contracted to sell 31 drybulk vessels during periods of what we viewed as favorable second-hand market conditions and have contracted to acquire 72 drybulk newbuilds and 13 drybulk second-hand vessels. Also under his leadership, we have expanded the classes of drybulk vessels in our fleet and the aggregate carrying capacity of our fleet has grown from 887,900 dwt prior to our initial public offering in May 28, 2008 to 4,559,000 dwt as of February 20, 2026. Information on our capital expenditure requirements are discussed in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” More recently after 2020, we have initiated an extensive fleet renewal and upgrade program by which we have ordered 20 newbuilds with advance energy efficiency characteristics with deliveries from 2022 onwards, on top of 11 existing ships built after 2014 with superior energy efficiency characteristics compared to pre-2014 designs, known as eco-ships; environmentally upgraded 26 existing vessels and sold, or contracted to sell, 17 older vessels, replaced with seven younger second-hand vessels in order to establish a competitive advantage in the developing environment towards decarbonization. The quality and size of our current fleet, together with our long-term relationships with several of our charter customers, are, we believe, the results of our long-term strategy of maintaining a high quality fleet, our broad knowledge of the drybulk industry and our strong management team. In addition to benefiting from the experience and leadership of Polys Hajioannou, we also benefit from the expertise of our Managers which, along with their predecessor, have specialized in drybulk shipping since 1965. In June 2008, we completed an initial public offering of our Common Stock in the U.S. and our Common Stock began trading on the NYSE. Our principal executive office is located at Apt. D11, Les Acanthes, 6, Avenue des Citronniers MC 98000 Monaco. Our registered address in the Republic of the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands, MH96960 and telephone numbers are +30 2 111 888 400 and +357 25 887 200. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that we file electronically with the SEC.

B.    Business Overview

We are an international provider of marine drybulk transportation services, that owns and operates a modern and diverse fleet of dry bulk vessels, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest consumers of marine drybulk transportation services. As of February 20, 2026, we had a fleet of 45 drybulk vessels, with an aggregate carrying capacity of 4,559,000 dwt.

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

Our ESG Strategy

During previous years, a number of countries and the IMO, have adopted regulatory frameworks to reduce GHG emissions (increased energy efficiency standards for existing vessels and newbuilds, classification of vessels on the basis of annual CO2 emissions, cap and trade regimes, carbon taxes and penalties, and incentives or mandates for using alternative fuels with lower carbon footprint compared to fossil fuels or using renewable energy), due to concerns over the risk of climate change. GHG emissions reduction measures may impose operational and financial restrictions affecting increasingly more the less efficient vessels, reducing their trade and competitiveness, increasing their environmental compliance costs, imposing additional energy efficiency investments, or even making such older, less energy efficient vessels obsolete. The environmental initiatives are complemented with initiatives towards the local societies where we operate and the way our company is governed, altogether included in a framework known as Environmental, Social and Governance or "ESG". Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices hindering access to capital and reallocating capital as a result of their assessment of a company’s ESG practices.

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

As of February 20, 2026, our fleet consisted of 45 vessels, one of which was held for sale, 11 of which are eco-ships built after 2014, with superior energy efficiency characteristics compared to pre-2014 designs, and 12 vessels built 2022 onwards, compliant with the most recent IMO GHG Phase 3 - NOx Tier III regulations. In addition, the Company's outstanding orderbook consists of eight newbuilds compliant with the IMO GHG Phase 3 - NOx Tier III regulations, including two methanol dual fueled, to be delivered four in 2026, two in 2027, one in 2028 and one in 2029 and following all scheduled deliveries, reaching 31 vessels with improved energy efficiency characteristics. The aggregate capital expenditure for the 20 newbuilds was approximately $734.9 million.

During the last five years and until February 20, 2026, the Company has sold or contracted to sell 17 vessels with total deadweight of 1.5 million tonnes and of 15.0 years average age with aggregate gross sale proceeds of $297.1 million and acquired seven second-hand vessels with total deadweight of 1.0 million tonnes and of 9.2 years average age at an aggregate gross acquisition cost of $187.0 million.

In parallel and as of February 20, 2026, we have completed environmental upgrades on 26 vessels through an extensive vessel environmental upgrade program which involves application of low friction paints and installation of energy saving device.While we are investing in newbuilds, relatively young second-hand vessels and environmental upgrades, we continue to monitor technological developments in relation to new environmentally friendly alternative marine fuels, which we expect will play an increasingly important role in the next decade.

As of February 20, 2026, we have installed Scrubbers on 21 of our vessels, including in all eight of our Capesize class vessels, effectively reducing SOx emissions compared to VLSFO and capitalizing on our Scrubber investments in relation to price differential between VLSFO and HSFO. The total cost of the Scrubber investments has amounted to $57.7 million, which we estimate we have already recovered through the additional earnings of the Scrubber-fitted vessels. As of February 20, 2026, we have retrofitted our entire fleet with BWTS.

On the financing front, during 2025, aligning financing with our corporate sustainability agenda we secured a new sustainability-linked financing of $75 million for six vessels incorporating a mechanism that adjusts the interest margin based on independently verified performance related to fleet carbon intensity index, measured against annual sustainability performance targets, and amended the terms of an existing $100 million financing for six vessels to include similar terms.

In 2023, we established our environmental, social and governance board committee. The ESG Committee which consists of six board members, four of whom are independent directors, reviews the Company’s ESG performance and ensures governance oversight by the Board of Directors of the ESG strategy and implementation, consistent with the priorities outlined and articulated in the Company’s annual sustainability report.

Further to the above, the Company is undertaking various actions in relation to its corporate governance, personnel initiatives and the society aiming towards continuously advanced integration. We believe that integrating ESG at the very heart of our corporate strategy will reduce our fleets' carbon footprint and environmental impact, and in parallel, improve our environmental-based competitiveness and social acceptance, allow us to enjoy existing and future investors' trust and enable us to continue to have access to capital.

Our Fleet, Newbuilds and Employment Profile

As of February 20, 2026, our fleet comprised 45 vessels, one of which was held for sale, of which eight are Panamax class vessels, 12 are Kamsarmax class vessels, 17 are Post-Panamax class vessels and eight are Capesize class vessels, with an aggregate carrying capacity of 4,559,000 dwt and an average age of 10.5 years.

Our orderbook consists of eight environmentally advanced Japanese and Chinese Kamsarmax class newbuild vessels, including two methanol dual-fueled, with scheduled deliveries four in the remainder of 2026, two in 2027, one in 2028 and one in 2029. All eight newbuilds are designed to comply with the requirements of the IMO for EEDI Phase 3 and NOx Tier III. Assuming no additional vessel sales occur for any of our vessels and delivery of all eight contracted newbuild vessels through 2029 as scheduled, our fleet will comprise of eight Panamax class vessels, 20 Kamsarmax class vessels, 17 Post-Panamax class vessels and eight Capesize class vessels, and the aggregate carrying capacity of our 53 vessels will be 5,213,800 dwt. The majority of vessels in our fleet have sister ships with similar specifications. We believe using sister ships provides cost savings because it facilitates efficient inventory management and allows for the substitution of sister ships to fulfill our period time charter obligations.

The table below presents additional information with respect to our drybulk vessel fleet, including our newbuilds, and their deployment as of February 20, 2026. Certain vessels that are chartered on time charters at a daily gross charter rate linked to the Baltic Panamax Index ("BPI"),or the Baltic Capesize Index ("BCI"), are shown in the below table with the special notation BPI or BCI, plus or minus the relevant charter hire adjustments, where applicable. For certain vessels that are equipped with Scrubbers, the benefit from Scrubber operation (the ''Scrubber Benefit'') is calculated on the basis of the price differential between HSFO and VLSFO for the specific voyage. In cases where the Scrubber Benefit can be calculated or it is a part of the charter rate, it is included in the referenced charter rate. A special notation on the table is provided in cases where the Scrubber Benefit is not part of the referenced charter rate and it cannot be calculated.

Vessel Name	Dwt	Year Built [1]	Country of Construction	Charter Type	Charter Rate [2]	Commissions [3]	Charter Period [4]		Sister Ship [5]
CURRENT FLEET
Panamax
Zoe	75,000	2013	Japan	Period	$13,000	5.00%	April 2025	April 2026
Koulitsa 2	78,100	2013	Japan	Spot	$14,900	5.00%	January 2026	April 2026
Kypros Land	77,100	2014	Japan	Period	BPI 82 5TC * 102%	5.00%	December 2025	March 2026	H
					$18,360	5.00%	April 2026	June 2026
Kypros Sea	77,100	2014	Japan	Period	$15,000	5.00%	September 2025	May 2026	H
Kypros Bravery	78,000	2015	Japan	Period	$14,250	5.00%	August 2025	April 2026	F
Kypros Sky	77,100	2015	Japan	Period[19]	$11,750	3.75%	August 2020	August 2022	H
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	May 2026
Kypros Loyalty	78,000	2015	Japan	Spot	$13,400	5.00%	January 2026	March 2026	F
Kypros Spirit	78,000	2016	Japan	Spot	$11,000	5.00%	January 2026	February 2026	F
				Spot	$18,000	5.00%	February 2026	May 2026
Kamsarmax
Pedhoulas Commander	83,700	2008	Japan	Period	$17,000	5.00%	February 2026	July 2026
Pedhoulas Rose	82,000	2017	China	Period[15]	$14,600	5.00%	October 2025	March 2026
Pedhoulas Cedrus[12]	81,800	2018	Japan	Period	$15,500	5.00%	September 2025	April 2026
Vassos[9]	82,000	2022	Japan	Period	$14,000	5.00%	August 2025	May 2026
					$16,000	5.00%	May 2026	October 2026
Pedhoulas Trader[7]	82,000	2023	Japan	Period	$15,625	5.00%	July 2025	March 2026
				Period	$18,750	5.00%	March 2026	September 2026
Morphou	82,000	2023	Japan	Period	$17,000	5.00%	January 2026	October 2026	J
Rizokarpaso[10]	82,000	2023	Japan	Period	$16,325	5.00%	January 2026	June 2026	J
Ammoxostos[11]	82,000	2024	Japan	Period	$17,250	5.00%	September 2025	April 2026	J
Kerynia	82,000	2024	Japan	Period	$16,750	5.00%	September 2025	May 2026	J
Pedhoulas Farmer	82,500	2024	China	Period	$15,250	5.00%	August 2025	March 2026	K
Pedhoulas Fighter	82,500	2024	China	Period	$16,000	5.00%	August 2025	April 2026	K
					$17,000	5.00%	April 2026	September 2026
Efrossini	82,000	2025	Japan	Spot	$18,600	3.75%	February 2026	April 2026
Post-Panamax
Marina	87,000	2006	Japan	Period[15]	$12,900	5.00%	April 2025	March 2026	C
Xenia	87,000	2006	Japan	Spot[15]	$13,000	5.00%	December 2025	March 2026	C
Sophia	87,000	2007	Japan	Spot[15,23]	$10,750	5.00%	January 2026	March 2026	C
Eleni	87,000	2008	Japan	Period[15]	$14,000	5.00%	October 2025	April 2026	C
Martine	87,000	2009	Japan	Spot[15]	$13,250	5.00%	February 2026	April 2026	C
Andreas K	92,000	2009	South Korea	Spot[15]	$15,000	5.00%	January 2026	March 2026	D
Agios Spyridonas	92,000	2010	South Korea	Spot[15,24]	$13,000	5.00%	January 2026	March 2026	D
Venus Heritage	95,800	2010	Japan	Spot[15]	$16,500	5.00%	February 2026	April 2026	E
Venus History	95,800	2011	Japan	Spot[15]	$15,800	5.00%	February 2026	March 2026	E
Venus Horizon	95,800	2012	Japan	Period[15]	$16,000	5.00%	January 2026	June 2026	E
Venus Harmony	95,700	2013	Japan	Period	$17,750	5.00%	February 2026	September 2026
Troodos Sun [14]	85,000	2016	Japan	Spot[15]	$14,250	5.00%	December 2025	February 2026	G
				Period[15]	$19,075	3.75%	February 2026	August 2026
Troodos Air	85,000	2016	Japan	Spot[16]	$14,000	3.75%	January 2026	March 2026	G
Troodos Oak	85,000	2020	Japan	Spot	$24,850	5.00%	January 2026	April 2026
Climate Respect	87,000	2022	Japan	Spot[25]	$13,000	5.00%	February 2026	March 2026	I
Climate Ethics	87,000	2023	Japan	Spot[26]	$12,000	5.00%	January 2026	March 2026	I
Climate Justice	87,000	2023	Japan	Period	$17,600	5.00%	January 2026	November 2026	I
Capesize
Mount Troodos	181,400	2009	Japan	Period[15,21]	$20,000	5.00%	July 2024	May 2027
Kanaris	178,100	2010	China	Period[6]	$25,928	2.50%	September 2011	September 2031

Pelopidas	176,000	2011	China	Period[15]	$22,375	3.75%	August 2025	August 2026
Michalis H27	180,400	2012	China	Spot[16]	$27,250	5.00%	January 2026	March 2026
Stelios Y	181,400	2012	Japan	Period[15,20]	$28,958	3.75%	January 2026	December 2026	B
					BCI 5TC * 117%	3.75%	January 2027	February 2027
Aghia Sofia[13]	176,000	2012	China	Period[16]	$27,000	5.00%	February 2026	September 2027
Lake Despina[8]	181,400	2014	Japan	Period[15,18]	$25,911	3.75%	December 2024	July 2028
Maria	181,300	2014	Japan	Period[15,17]	$25,950	5.00%	April 2024	March 2028	B
Total	4,559,000
Chartered-In
Arethousa [22]	75,000	2012	Japan	Period	$14,700	5.00%	October 2025	March 2026
Total	75,000
Newbuilds orderbook

TBN	81,800	Q2 2026	Japan	Period	$18,300	3.75%	April 2026	February 2027
TBN	81,800	Q3 2026	Japan
TBN	81,200	Q4 2026	China
TBN	82,000	Q4 2026	Japan
TBN	81,200	Q1 2027	China
TBN	81,800	Q1 2027	Japan
TBN	82,500	Q4 2028	China
TBN	82,500	Q1 2029	China
Subtotal	654,800
Total	5,213,800

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
(4)    The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of February 20, 2026, the scheduled start dates. Actual start dates and redelivery dates may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.
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
(12)     MV Pedhoulas Cedrus was sold and leased back in February 2021 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.
(13)     MV Aghia Sofia was sold and leased back in September 2022 on a bareboat charter basis, for a period of five years with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.
(14)     MV Troodos Sun was sold and leased back in August 2021 on a bareboat charter basis for a period of ten years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.
(15)     Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the HSFO and the VLSFO cost for the voyage and is not included on the daily.
(16)     Scrubber benefit was agreed on the basis of consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is included on the daily gross charter rate presented.
(17)     A period time charter for a duration of 48 to 60 months at a gross daily charter rate of $25,950. The charter agreement also grants the charterer an option to extend the period time charter for an additional duration of 12 to 30 months at a gross daily charter rate of $26,250.
(18)     A period time charter for a duration of 3 years at a gross daily charter rate of $22,500 plus a one-off $3.0 million payment upon charter commencement. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at a gross daily charter rate of $27,500. In September 2024, the Company agreed the extension of the long-term period time charter. The new time charter period commenced in December 2024 with a minimum duration of four years until July 2028 at a gross daily time charter rate of $24,000, plus a one-off $2.5 million payment upon the new period charter commencement, plus compensation for the use of the Scrubber.
(19)     A period time charter of 5 years at a daily gross charter rate of $11,750 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.
(20)     A period time charter for a duration of two and a half years at a gross daily charter rate linked to the BCI 5TC times 117%. The charter agreement also grants the charterer an option to extend the period time charter for an additional three years at a gross daily charter rate of $23,000.

(21)    A period time charter for a duration of 22 to 26 months at a gross daily charter rate of $20,000. The charter agreement also grants the charterer an option to extend the period time charter to a total duration of 34 to 36 months at the same gross daily charter rate. In December 2025, the charterer exercised the option and extended the period time charter to a total duration of 34 to 36 months.
(22)    In March 2023, the Company entered into an agreement to sell MV Efrossini, a 2012 Japanese-built, Panamax class vessel to an unaffiliated third party at a gross sale price of $22.5 million. The sale was consummated in July 2023, and upon delivery of the vessel to her new owners, renamed MV Arethousa, she was immediately chartered back by the Company at a gross daily charter rate of $16,050 for a period of 10 to 14 months. In July 2024, the Company extended the period of the charter agreement for a duration of five to seven months at a gross daily charter rate of $15,500 commencing from September 2024. In October 2024, the Company further extended the period of the charter agreement for an additional duration of four to seven months commencing from February 2025 at a gross daily charter rate of $13,750 for the first four months and $15,500 thereafter. In May 2025, the Company extended the period of the charter agreement for an additional duration of three to five months commencing from June 2025 at a gross daily charter rate linked to the BPI-74 4TC times 107.5% until 1 September 2025 and $12,500/day thereafter. In August 2025, the Company further extended the period of the charter agreement for an additional duration of six to eight months commencing from September 2025 at a gross daily charter rate of $12,500/day.
(23)    A spot time charter at a daily gross charter rate of $10,750 plus ballast bonus of $0.1 million upon charter commencement.
(24)    A spot time charter at a daily gross charter rate of $13,000 plus ballast bonus of $0.3 million upon charter commencement.
(25)    A spot time charter at a daily gross charter rate of $13,000 plus ballast bonus of $0.2 million upon charter commencement.
(26)    A spot time charter at a daily gross charter rate of $12,000 plus ballast bonus of $0.2 million upon charter commencement.
(27)    In February 2026, the Company entered into an agreement for the sale of MV Michalis H, a 2012 Chinese-built, Capesize class dry-bulk vessel, for a gross sale price of $35.2 million and a forward delivery date to her new owners in the first quarter of 2026.

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

We intend to employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions, with some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with relatively stable cash flow and high utilization rates, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions. As of February 20, 2026, the average remaining duration of the charters for our existing fleet was 0.5 years. See, ''Item 5. Operational and Financial Review and Prospects D. Trend information.'' for additional information.

Our Customers

Since 2005, our customers have included over 30 national, regional and international companies, including Bunge, Cargill, Glencore, Daiichi, Intermare Transport G.m.b.H., Energy Eastern Pte. Ltd., NYK, NS United Kaiun Kaisha, Kawasaki Kisen Kaisha, Oldendorff GmbH and Co. KG, Louis Dreyfus Armateurs, Louis Dreyfus Commodities, ArcelorMittal or their affiliates. During 2025, one of our charterers, namely ADM International SARL, accounted for 16.46% of our revenues, with each one accounting for more than 10.0% of total revenues. During 2024, two of our charterers, namely Nippon Yusen Kabushiki Kaisha and Cargill International S.A., accounted for 24.51% of total revenues with each one accounting for more than 10.0% of total revenues. During 2023, two of our charterers, namely Olam International Limited. and Cargill International S.A., accounted for 26.87% of total revenues with each one accounting for more than 10.0% of total revenues. We seek to charter our vessels primarily to charterers who intend to use our vessels without sub-chartering them to third parties. A prospective charterer’s financial condition and reliability are also important factors in negotiating employment for our vessels.

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

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements” for more information.

Competition

We operate in highly competitive markets that are based primarily on supply and demand. Our business fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We believe we differentiate ourselves from our competition by providing modern vessels with advanced designs and technological specifications. As of February 20, 2026, our fleet had an average age of 10.5 years. The majority of our fleet has been built in Japanese shipyards, which we believe provides us with an advantage in attracting large, well-established customers, including Japanese customers.

The drybulk sector is characterized by relatively low barriers to entry, and ownership of drybulk vessels is highly fragmented. In general, we compete with other owners of Panamax class or larger drybulk vessels for charters based upon price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel.

Crewing and Shore Employees

Our management team consists of our chief executive officer, president, chief financial officer and assistant chief financial officer, chief operating officer, chief financial controller and assistant chief financial controller, chief compliance officer, financial reporting manager and our internal auditor. Our Managers are responsible for the technical management of our fleet and therefore also handle the recruiting, either directly or through crewing agents, of the senior officers and all other crew members for our vessels. As of December 31, 2025, approximately 933 people served on board the vessels in our fleet, and our Managers employed approximately 174 people on shore.

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

For the 2025/2026 policy year, the International Group maintained a three layer Group General Excess of Loss (“GXL”) GXL reinsurance program, together with an additional Collective Overspill layer, which combine to provide commercial reinsurance cover of up to $3.1 billion per vessel per incident, comprising of reinsurance for all claims of up to $2.1 billion per vessel per incident in excess of the $100.0 million insured by the Pool and an additional $1.0 billion in excess of the aforesaid $2.1 billion per vessel per incident in respect of claims for overspill. For the 2026/2027 policy year, the International Group maintained a three layer GXL reinsurance program, together with an additional Collective Overspill layer, which combine to provide commercial reinsurance cover of up to $3.35 billion per vessel per incident, comprising of reinsurance for all claims of up to $2.35 billion per vessel per incident in excess of the $100.0 million insured by the Pool and an additional $1.0 billion in excess of the aforesaid $2.35 billion per vessel per incident in respect of claims for overspill.

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

The United States (the “US”) through the Environmental Protection Agency (the “EPA”) have a regulatory framework which includes the Oil Pollution Act (“OPA 90”), the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the Clean Water Act (the “CWA”) and the Clean Air Act (the “CAA”).

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

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (such as the US Coast Guard, (the “USCG”), the Australian Maritime Safety Authority - AMSA, the China Maritime Safety Administration – MSA, other Port State Controls and the harbor master or equivalent where we call), classification societies, flag state administration (country of registry), charterers and terminal operators. Certain of these entities require us to obtain permits, licenses, financial assurances and certificates for the operation of our vessels.

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

Our environmental strategy is founded on responsible fleet renewal, regulatory compliance, and continuous energy efficiency upgrades aimed at reducing the Company’s environmental footprint. Recognizing the importance of environmental protection, the Company has implemented a long-term investment program focused on replacing older, less efficient vessels with younger second-hand ships and state-of-the-art new buildings; over the past five years, 17 older vessels were sold, or contracted to be sold, and replaced with seven more efficient vessels, maintaining a competitive average fleet age. The newbuilding program emphasizes advanced, energy-efficient designs fully compliant with IMO EEDI Phase 3 and NOx Tier III standards, with a total of 20 new vessels reaching 12 deliveries from 2022 onwards, significantly lowering fuel consumption and emissions compared to vessels built six or seven years ago. In support of future decarbonization requirements, we have also ordered two dual-fuel methanol-powered Kamsarmax vessels, aligning with the EU FuelEU Maritime Regulation effective from 2025 and the IMO Global Fuel Standard under the Net-Zero Framework. Although EU FuelEU Maritime Regulation is effective at present, decisions about IMO Global Fuel Standard under the Net-Zero Framework have been postponed for one year and are likely to be revised with uncertain outcome. In parallel, we continue to upgrade our existing fleet through the application of ultra-low friction paints, installation of energy-saving devices, and shaft power generator retrofits, aiming to maintain favorable CII ratings and avoid lower GHG performance classifications. By 2025, environmental upgrades had been completed on 26 existing vessels, with further energy-saving retrofits planned for 2026, underscoring the Company’s commitment to operational efficiency, emissions reduction, and sustainable maritime transportation.

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

In 2024, as part of the ISM compliance, the Company voluntarily implemented, an Integrated Management System (“IMS”) in compliance with DryBMS standard, replacing the existing Safety Management Systems “SMS”, focusing on crew welfare, Code of Conduct and targeting higher levels of performance in terms of safety, health, security and pollution prevention of our fleet. The Managers are certified with ISO 14001 and ISO 50001 relating to environmental standards and energy efficiency respectively, while we have obtained additional environmental class notation for most of our fleet. The Company, also undertakes timely Rightship inspections, which classify vessels according to holistic operational, technical, crew and safety requirements for older vessels gradually reaching a reducing age limit towards ten years, securing employability by major charterers.
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

Vessel Name	Drydocking	Scheduled Survey (1)
Marina	January-26	January-26
Troodos Air (2)	March-26	March-26
Xenia	April-26	April-26
Andreas K	June-26	August-29
Pedhoulas Commander	Aprl-26	May-28
Eleni	May-26	November-28
Kypros Spirit	July-26	July-26
Venus History (2)	September-26	September-26
Pelopidas	November-26	November-26
Michalis H	January-27	January-27
Agios Spyridonas	January-27	January-30
Pedhoulas Rose	January-27	January-27
Venus Horizon (2)	February-27	February-27
Martine	May-27	February-29
Vassos	May-27	May-27
Sophia	June-27	June-27
Mount Troodos (2)	Jul-27	Jul-27
Aghia Sofia (2)	Jul-27	Jul-27
Climate Respect	Jul-27	Jul-27
Venus Heritage	Nov-27	Nov-27
Maria	Jan-28	Jan-28
Climate Ethics	Jan-28	Jan-28
Koulitsa 2	Feb-28	Feb-28
Pedhoulas Cedrus	Jun-28	Jun-28
Climate Justice	Jun-28	Jun-28
Lake Despina	Jun-28	Jun-28
Kanaris	Jun-28	Jun-28
Zoe	Jul-28	Jul-28
Pedhoulas Trader	Sep-28	Sep-28
Morphou	Oct-28	Oct-28
Rizokarpaso	Nov-28	Nov-28
Venus Harmony	Nov-28	Nov-28

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

Emission Control Areas (“ECA”) have been established with more stringent controls on sulphur emissions. In ECA vessels must use more expensive fuels with fuel sulphur content up to 0.1%, (LSMGO), while the global sulphur cap was set at 3.5% before 2020. Presently, designated ECAs include specified areas of North America, the Caribbean, the North Sea and the Baltic Sea. The Mediterranean Sea was designated an ECA in 2024, which status took effect on May 1, 2025.

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

Additional, or new regulatory requirements, including the adoption of additional ECA, or other new or more stringent emissions requirements adopted by the IMO, the US, the EU, or individual states in which we operate, could require vessel modifications or otherwise increase the costs of our operations. For example, the addition of Mediterranean Sea ECA, effective since May 1, 2025, is expected to increase fuel costs for non-scrubber-fitted vessels operating in the region and may influence trade patterns depending on future compliance trends.

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

The CII: A mandatory CII expressed by the Annual Efficiency Ratio (“AER”) in grams of CO2 per dwt-mile, and a rating scheme was introduced on January 1, 2023, where all cargo vessels above 5,000 GT are given a rating of A to E every year as part of the IMO GHG Short Term measures. The rating thresholds will become increasingly stringent towards 2030. For ships that achieve a D rating for three consecutive years or an E rating, a corrective action plan needs to be developed as part of the Ship’s Energy Efficiency Management Plan (“SEEMP”) and approved. The SEEMP requirements are strengthened to include mandatory content, such as an implementation plan on how to achieve the CII targets and was reviewed at the end of 2025, with particular focus on the enforcement of the carbon intensity rating requirements.

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

However, discussions at MEPC 83 highlighted significant divergences among member states regarding the design of the global pricing mechanism, the treatment of revenues, and the methodology for assessing the life-cycle emissions of fuels. As a result, the formal adoption of the mid-term measures, has been delayed for at least 1 year from the earlier indicative timeline. The IMO has scheduled further negotiations for upcoming MEPC in 2026, and there is increasing uncertainty whether the measures will enter into force.

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

Hong Kong Convention for the Safe and Environmentally Sound Recycling of Ships

On May 15, 2009, the IMO adopted the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009 (the “Hong Kong Convention”). The Hong Kong Convention will enter into force two years after it has been ratified by IMO member states representing at least 40% of the world fleet. The convention was signed by 67 member states of the IMO, and entered into force on June 26, 2025, following the fulfillment of the ratification criteria by Bangladesh and Liberia on June 26, 2023. One of the key requirements of the Hong Kong Convention will be for ships over 500 gross tones operating in international waters to maintain an Inventory of Hazardous Materials (an “IHM”). We have established policies to ensure that each of our vessels covered by the Convention will maintain an accurate and up to date IHM. We are working actively with shipyards constructing our newbuilds on order to ensure that the vessels will be properly equipped with IHM.

US Regulations - Environmental Protection Agency

Oil Pollution Act

The OPA 90 streamlined and strengthened EPA's ability to prevent and respond to catastrophic oil spills. A trust fund financed by a tax on oil is available to clean up spills when the responsible party is incapable or unwilling to do so. The OPA 90 requires oil storage facilities and vessels to submit to the Federal government plans detailing how they will respond to large discharges. EPA has published regulations for above ground storage facilities; The OPA also requires the development of Area Contingency Plans to prepare and plan for oil spill response on a regional scale. All of our vessels have USCG approved response plans.

OPA 90 preserves the right to recover damages under other existing laws, including maritime tort law.

All owners and operators of vessels over 300 gross tons are required to establish and maintain with the USCG evidence of financial responsibility sufficient to meet their potential aggregate liabilities under OPA 90 and under the CERCLA which is discussed in the following paragraph. An owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA 90 and CERCLA. We have complied with these requirements by providing a financial guarantee evidencing sufficient self-insurance. We have satisfied these requirements and obtained a USCG certificate of financial responsibility for all of our vessels.

The limits of responsible parties’ liability do not apply if an incident was directly caused by violation of applicable US safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

The USCG’s regulations concerning certificates of financial responsibility provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility, and that the insurer or guarantor may only assert limited defenses. Certain organizations that had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may limit the availability of coverage required by the USCG and could increase our costs of obtaining this insurance for our fleet, as well as the costs of our competitors that also require such coverage.

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

The current VGP, issued by EPA in 2013 (the ''2013 VGP''), requires most vessels to meet numeric ballast water discharge limits on a staggered schedule based on the first dry docking after January 1, 2014, or January 1, 2016 (depending on vessel ballast capacity). The 2013 VGP also requires vessel modifications and the installation of ballast treatment equipment which will significantly increase the cost of investments to comply with such requirements.

The 2013 VGP contains more stringent effluent limits for oil to sea interfaces and exhaust gas scrubber wash water, aimed at improving environmental protection of US waters. The 2013 VGP requires the use of an environmentally acceptable lubricant for all oil to sea interfaces for vessels or alternative seal systems, unless technically infeasible. The intent of this new requirement is to reduce the environmental impact of lubricant discharges on the aquatic ecosystem by increasing the use of environmentally acceptable lubricants for vessels operating in waters of the US. All of our vessels are in compliance with the 2013 VGP.

On December 4, 2018, the Vessel Incidental Discharge Act (''VIDA'') requires EPA to develop new national standards of performance for commercial vessel incidental discharges and the USCG to develop corresponding implementing regulations.

Pursuant to VIDA, the VGP interim requirements apply until EPA publishes future standards and the USCG publishes corresponding implementing regulations under VIDA (anticipated in late 2026).

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

EPA has set air quality standards for six common "criteria pollutants": particulate matter (also known as particle pollution), ground-level ozone, sulfur dioxide, nitrogen dioxide, carbon monoxide, and lead.

States are required to adopt enforceable implementation plans to achieve and maintain air quality meeting the air quality standards. State implementation plans (“SIPs”) also must control emissions that drift across state lines and harm air quality in downwind states. The setting of these pollutant standards was coupled with directing the states to develop SIPs, applicable to appropriate industrial sources in the state, in order to achieve these standards. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.

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

The annual procedure of EU MRV, together with all the associated processes, is known as the EU ETS compliance cycle. Operators covered by the EU ETS are required to have an approved monitoring plan for monitoring and reporting annual emissions. Every year, operators must submit an emissions report. The data for a given year must be verified by an accredited verifier by March 31 of the following year. Once verified, operators must surrender the equivalent number of EUAs by September 30 of that year. The Company is responsible to surrender the EUAs to the relevant EU authorities and to collect them from the charterers according to the principle "the polluter pays".

The EU Emissions Trading Directive 2023/959/EC extended the EU Emissions Trading System to maritime transport and provides that all maritime emissions allowances are to be auctioned, with no free allocation. A total of 78.4 million allowances has been earmarked for auction specifically for the maritime sector. Allowances must therefore be acquired through the open market, which may entail significant cost, particularly in periods of elevated demand when multiple shipping companies seek to procure allowances simultaneously. Compliance with the EU ETS has required the implementation of new systems, specialized personnel, enhanced data management and reporting infrastructure including controls and procedures, revised service agreements, and cost-recovery mechanisms, resulting in material upfront and ongoing administrative costs. The total cost of compliance, including future EU emissions liabilities and the cost of acquiring emissions allowances (to the extent required), is inherently difficult to forecast on an annual basis. Such costs depend on several variables, including our fleet size, trading patterns within and to and from the EU, prevailing allowance prices e.t.c. Since the inclusion of maritime transport, the price of EU Allowances (EUAs) has exhibited significant volatility, with wide price fluctuations observed throughout 2024 and 2025, which may materially affect our voyage economics and overall profitability. We continuously evaluate EUA procurement strategies, timing considerations, and hedging opportunities in order to manage exposure and mitigate the financial impact of ETS related volatility.

EU “Fit-for-55” and FuelEU Maritime

In July 2021, the EU tabled the 'Fit for 55' package as a response to the requirements in the EU Climate Law to reduce Europe's net greenhouse gas emissions.

In July 2023, as part of Fit for 55, the EU completed the legislative procedure and adopted the FuelEU Maritime initiative directed at the shipping industry, with the goal to reduce the greenhouse gas intensity of the energy used on-board by 55% until 2030 and by 80% until 2050. The new rules promote the use of renewable and low-carbon fuels in shipping and came into force on January 1, 2025. FuelEU takes into account all greenhouse gas emissions (not only CO2) from the entire supply chain ('well-to-wake').

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

EU GHG Regulations Impact

Only a portion of our trading activity is currently conducted to, from, or within the EU, and therefore EU GHG regulations have a more limited impact compared to the IMO GHG measures expected to be implemented after 2027. However, the renewal of our fleet with highly energy-efficient IMO EEDI Phase 3 vessels and the continuous improvement of existing vessels through an extensive environmental upgrade program may result in a higher share of voyages falling within the scope of EU GHG regulations.

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

Although all our vessels are currently ISM Code-certified, such certification may not be always maintained by all our vessels. Non-compliance with the ISM Code may subject such party to increased liability, invalidate existing insurance or decrease available insurance coverage for the affected vessel and result in a denial of access to, or detention in, certain ports. For example, the USCG and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in US and EU ports.

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

Maritime Transportation Security Act and ISPS Code

On November 25, 2002, the Maritime Transportation Security Act (the “MTSA”) came into force. To implement certain portions of the MTSA, the USCG issued regulations in July 2003 requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the US Similarly, in December 2002, amendments to SOLAS created a chapter of the convention dealing specifically with maritime security. This chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code (the “ISPS Code”). Among the various requirements are:

•on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications.
•on-board installation of ship security alert systems.
•the development of vessel security plans; and
•compliance with flag state security certification requirements.

The USCG regulations, intended to align with international maritime security standards, exempt non-US vessels from MTSA vessel security measures, provided such vessels have on board a valid “International Ship Security Certificate” that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the IMO, SOLAS and the ISPS Code, and we have approved ISPS certificates and plans on board all of our vessels, which have been certified by the applicable flag state.

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

The Council of the European Union periodically publishes a list of non-cooperative jurisdictions for tax purposes, identifying jurisdictions that, in the Council’s view, require improvements to their legal and regulatory frameworks in order to comply with internationally accepted tax transparency and economic substance standards. In February 2023, the Republic of the Marshall Islands, among other jurisdictions, was included on the EU list due to perceived deficiencies in the enforcement of economic substance requirements, and was subsequently removed from the list in October 2023. We cannot predict whether the Marshall Islands may be re-included on the EU list in the future, what remedial actions it may take in response, or the timing and effectiveness of any such actions. We also cannot predict how quickly EU authorities would respond to any legislative or regulatory changes implemented by the Marshall Islands, or how EU financial institutions, lenders, charterers, or other counterparties may react during any period in which we or our subsidiaries remain organized under the laws of the Marshall Islands while it is included on the list. Any re-listing of the Marshall Islands, the adoption of adverse measures by EU Member States, or any failure by us to comply with applicable legislation or requirements implemented to achieve or maintain removal from the list could have a material adverse effect on our business, financial condition, results of operations, and access to financing.

Coronavirus Outbreak

Covid-19 resulted in globally reduced industrial activity with lower demand for cargoes such as iron ore and coal, contributing to lower drybulk rates in 2020. The outbreak of Covid-19 in China and other countries in early 2020, led to a number of countries, ports and organizations to take measures against its spread, such as quarantines and restrictions on travel. Such measures were taken initially in Chinese ports, where we conduct a large part of our operations, and gradually expanded to other countries globally covering most ports where we conduct business. Presently, travel restrictions have been eased. As of May 2023, the World Health Organization declared that Covid-19 no longer constituted a public health emergency of international concern, indicating transition to long-term management of the pandemic. If during the remaining period of 2026, an outbreak of public health threats and epidemics or pandemics should occur and similar restrictive measures are adopted for their control, disruptions to the international shipping industry and delays may be expected in relation to the deliveries of our newbuilds and our newbuild program, which could negatively affect our business, financial performance, results of operations and our financial condition.
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

Disclosure of Activities Pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran. Disclosure is required even where the activities, transactions or dealings are conducted in compliance with applicable law. Provided in this section is information concerning the activities of us and our affiliates that occurred in 2025 and which we believe may be required to be disclosed pursuant to Section 13(r) of the Exchange Act.

In 2025, our vessels did not make any port calls to Iran.

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

C.    Organizational Structure

Safe Bulkers, Inc. is a holding company with 60 subsidiaries, 11 of which are incorporated in Liberia, 48 in the Republic of the Marshall Islands and one in the Republic of Cyprus, each as of February 20, 2026. Our subsidiaries are ultimately wholly-owned by us. A list of our subsidiaries as of February 20, 2026 is set forth in Exhibit 8.1 to this annual report.

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

Selected Financial Data

The following table presents selected consolidated financial and other data of Safe Bulkers, Inc. for each of the five years in the five year period ended December 31, 2025. The selected consolidated financial data of Safe Bulkers, Inc. is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with United States (the “U.S.”) generally accepted accounting principles (“U.S. GAAP”).

Our audited consolidated statements of income, shareholders’ equity and cash flows for the years ended December 31, 2023, 2024 and 2025 and the consolidated balance sheets at December 31, 2024 and 2025, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

The historical results included below and elsewhere in this document are not necessarily indicative of our future performance.

	Year Ended December
	2021	2022	2023	2024	2025
	(in thousands of U.S. dollars except share data)
STATEMENT OF OPERATIONS
Revenues	$343,475	$364,050	$295,393	$320,679	$288,131
Commissions	(14,444)	(14,332)	(10,992)	(13,046)	(12,394)
Net revenues	329,031	349,718	284,401	307,633	275,737
Voyage expenses	(9,753)	(9,969)	(21,666)	(16,728)	(19,451)
Vessel operating expenses	(72,049)	(80,211)	(89,201)	(92,601)	(97,347)
Depreciation and amortization	(52,364)	(49,518)	(54,129)	(58,135)	(59,878)
General and administrative expenses
Management fee to related parties	(19,221)	(17,723)	(19,199)	(21,357)	(24,051)
Company administration expenses	(3,277)	(4,079)	(4,564)	(5,678)	(5,802)
Early redelivery income, net	7,470	—	—	—	—
Other operating costs	—	(3,570)	(1,869)	(1,262)	(3,837)
Gain on sale of assets	11,579	—	10,375	16,555	4,596
Operating income	191,416	184,648	104,148	128,427	69,967
Interest expense	(14,719)	(17,138)	(24,707)	(31,375)	(30,343)
Other finance costs	(798)	(1,353)	(756)	(618)	(712)
Interest income	69	783	2,497	3,396	5,120
Gain/(loss) on derivatives	2,188	8,723	523	(3,670)	7,325
Foreign currency (loss)/gain	(910)	(1,101)	(1,873)	4,172	(10,044)
Amortization and write-off of deferred finance charges	(2,898)	(2,008)	(2,481)	(2,956)	(2,750)
Net income	$174,348	$172,554	$77,351	$97,376	$38,563
Earnings per share of Common Stock, basic and diluted	$1.44	$1.36	$0.61	$0.83	$0.30
Cash dividends declared per share of Common Stock	$—	$0.20	$0.20	$0.20	$0.20
Cash dividends declared per share of Preferred C Shares	$2.00	$2.00	$2.00	$2.00	$2.00
Cash dividends declared per share of Preferred D Shares	$2.00	$2.00	$2.00	$2.00	$2.00
Weighted average number of shares of Common Stock outstanding, basic and diluted	113,716,354	120,653,507	113,619,092	107,576,009	103,038,189

	Year Ended December
	2021	2022	2023	2024	2025
	(in thousands of U.S. dollars)
OTHER FINANCIAL DATA
Net cash provided by operating activities	$217,208	$218,046	$122,207	$130,458	$102,292
Net cash provided by/(used in) investing activities	8,554	(229,404)	(151,726)	(71,732)	9,700
Net cash (used in)/provided by financing activities	(225,906)	(40,101)	29,141	(25,858)	(52,371)
Net (decrease)/increase in cash, cash equivalents and restricted cash	$(144)	$(51,459)	$(378)	$32,868	$59,621

	Year Ended December
	2021	2022	2023	2024	2025
	(in thousands of U.S. dollars)
BALANCE SHEET DATA
Total current assets	$124,116	$157,701	$146,721	$165,391	$200,601
Total fixed assets	952,813	1,077,400	1,181,221	1,229,522	1,192,883
Other non-current assets	17,391	10,817	11,874	8,183	9,698
Total assets	1,094,320	1,245,918	1,339,816	1,403,096	1,403,182
Total current liabilities	88,692	91,317	55,733	86,472	69,058
Long-term debt, net of current portion and of deferred finance charges	315,796	370,806	482,391	478,450	497,772
Total liabilities	415,080	474,002	547,305	571,478	572,475
Common stock, $0.001 par value	122	119	112	105	102
Total shareholders’ equity	679,240	771,916	792,511	831,618	830,707
Total liabilities and shareholders’ equity	$1,094,320	$1,245,918	$1,339,816	$1,403,096	$1,403,182

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
•Fleet utilization on ownership days. We calculate fleet utilization on ownership days by dividing the number of our operating days during a period by the number of our ownership days during that period. This measure demonstrates the percentage of time in the relevant period our vessels generate revenue. During the three years ended December 31, 2025, our average annual fleet utilization on ownership days rate was approximately 96.9%.
•Fleet utilization on available days. We calculate fleet utilization on available days by dividing the number of operating days by the number of our available days during that period. Fleet utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special surveys. During the three years ended December 31, 2025, our average annual fleet utilization on available days rate was approximately 98.8%.
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

The following table reflects our revenues, commissions, voyage expenses, time charter equivalent revenue, available days and time charter equivalent rate for the periods indicated:

	Year Ended December 31,
	2024	2025
	(in thousands of U.S. dollars except available days and time charter equivalent rate)
Revenues	$320,679	$288,131
Less commissions	13,046	12,394
Less voyage expenses	16,728	19,451
Time charter equivalent revenue	$290,905	$256,286
Available days	16,527	16,523
Time charter equivalent rate	$17,602	$15,511

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

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rates, daily vessel operating expenses, daily vessel operating expenses excluding drydocking and pre-delivery expenses, daily general and administrative expenses and daily management fees for the periods indicated:

	Year ended December 31,
	2024	2025
Ownership days	16,806	16,814
Available days	16,527	16,523
Operating days	16,255	16,399
Fleet utilization on ownership days	96.72%	97.53%
Fleet utilization on available days	98.35%	99.25%
TCE rates	$17,602	$15,511
Daily vessel operating expenses	$5,510	$5,790
Daily vessel operating expenses excluding drydocking and pre-delivery expenses	$4,978	$5,317
Daily general and administrative expenses consisting of:	$1,609	$1,775
(a) Daily management fees	$1,271	$1,430
(b) Daily company administration expenses	$338	$345

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

Revenues are generated from time charters, period and spot, and voyage charters. Revenues from our time charters comprised 100.0% of our revenues for the years ended December 31, 2023, 2024 and 2025, from which our period time charters comprised 77.5%, 79.7% and 77.5%, respectively, and our spot time charters comprised 22.5%, 20.3% and 22.5%, respectively, of our revenues for the years ended December 31, 2023, 2024 and 2025. No voyage charters were performed during the years ended December 31, 2023, 2024 and 2025.

Unearned Revenue / Accrued Revenue

Unearned revenue as of December 31, 2025 includes: (i) cash received prior to the balance sheet date relating to services rendered after the balance sheet date amounting to $3.8 million and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for variable charter rates amounting to $3.8 million.

Unearned revenue as of December 31, 2024 includes: (i) cash received prior to the balance sheet date relating to services rendered after the balance sheet date amounting to $3.9 million and (ii) deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for variable charter rates amounting to $5.3 million.

Accrued revenue as of December 31, 2025 represents revenue in the amount of $0.6 million earned prior to cash being received in respect of charter agreements that provide for variable charter rates.

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

Voyage Expenses

We charter our vessels primarily through period time charters and spot time charters under which the charterer is responsible for most voyage expenses, such as the cost of bunkers, port expenses, agents’ fees, canal dues, extra war risks insurance and any other expenses related to the cargo. We are responsible for the remaining voyage expenses such as draft surveys, hold cleaning, bunkers during ballast period or for vessel repositioning, cost of bunkers consumed and paid back by charterers under certain time charters for which we receive variable consideration, courier and other minor miscellaneous expenses related to the voyage, as well as hire expenses of vessel we may charter-in from time to time. We expect that our voyage expenses will decrease in the future if fewer vessels are employed in the spot market, in which case both vessel repositioning costs and quantity of bunkers consumed under certain time charters for which we receive variable consideration based on charterers consumption, should decrease. We generally do not employ our vessels on voyage charters under which we would be responsible for all voyage expenses.

Vessel Operating Expenses

Vessel operating expenses include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys, tonnage taxes and other minor miscellaneous items. We expect that our vessel operating expenses will slowly increase in the future as our fleet grows. Our crewing costs, which are a significant part of our vessel operating expenses, may increase in the future due to the limited supply and increase in demand for well-qualified crew. Furthermore, we expect that insurance costs, drydocking, maintenance, spare parts and stores costs will increase from the levels achieved in 2025 as our vessels age. A portion of our vessel operating expenses including crew wages paid to our Greek crew members are in currencies other than the U.S. dollar. These expenses may increase or decrease as a result of fluctuation of the U.S. dollar against these currencies.

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

Vessels, Net

Vessels are stated at their historical cost, which consists of the contracted purchase price and any direct material expenses incurred upon acquisition (including improvements, on-site supervision expenses incurred during the construction period if the vessels are newbuilds, commissions paid, delivery expenses and other expenditures to prepare the vessel for her initial voyage), less accumulated depreciation and impairment charges, if any. Financing costs incurred during the construction period of the vessels if the vessels are newbuilds are capitalized and included in the vessels’ cost. Certain subsequent expenditures for conversions and major improvements are also capitalized, if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

As of December 31, 2024 and 2025, we capitalized interest amounting to $1,636 thousand and $725 thousand, respectively.

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

Results of Operations

Year ended December 31, 2025 compared to year ended December 31, 2024

During the year ended December 31, 2025, we had an average of 46.1 drybulk vessels in our fleet. During the year ended December 31, 2024, we had an average of 45.9 drybulk vessels in our fleet.

During the year ended December 31, 2025, we acquired the newbuild Kamsarmax vessel Efrossini and sold the Kamsarmax vessels Pedhoulas Leader, built 2007 and Pedhoulas Merchant, built 2006.

During the year ended December 31, 2024, we acquired the newbuild Kamsarmax vessels Ammoxostos, Kerynia, Pedhoulas Farmer and Pedhoulas Fighter and sold the Panamax vessels Maritsa built 2005 and Paraskevi 2, built 2011, the Kamsarmax vessel Pedhoulas Cherry, built 2015, and the Post-Panamax vessel Panayiota K, built 2010.

Revenues

Revenues decreased by 10.1%, or $32.6 million, to $288.1 million during the year ended December 31, 2025 from $320.7 million during the year ended December 31, 2024, mainly due to lower market rates.

Commissions

Commissions to unaffiliated ship brokers, other brokers associated with our charterers and our charterers during the year ended December 31, 2025 amounted to $12.4 million, a decrease of $0.6 million, or 5.0%, compared to $13.0 million during the year ended December 31, 2024. Commissions as a percentage of revenues increased to 4.3% of revenues during the year ended December 31, 2025 compared to 4.1% of revenues for the year ended December 31, 2024.

Voyage expenses

During the year ended December 31, 2025, we recorded voyage expenses of $19.5 million, compared to $16.7 million during the year ended December 31, 2024, an increase of 16.3%, or $2.8 million mainly due to increased bunker consumption costs for scrubber fitted vessels under charter agreements, which provide for variable consideration based on the bunker consumption.

Vessel operating expenses

Vessel operating expenses increased by 5.1% to $97.3 million during the year ended December 31, 2025 from $92.6 million during the year ended December 31, 2024. Ownership days in 2025 were 16,814 compared to 16,806 in 2024. Daily operating expenses increased by 5.1% to $5,790 during the year ended December 31, 2025 from $5,510 during the year ended December 31, 2024.

Vessel operating expenses increased as a net result of the following:

(i)    the increase in crew wages, repatriation and related crew costs expenses by 4.3% to $42.7 million in 2025, compared to $40.9 million in 2024, due to increased crew remunerations;

(ii)    the increase in cost of spares, stores and provisions by 11.7% to $23.1 million in 2025 compared to $20.7 million in 2024, primary due to increased spare parts used during vessels drydockings and unscheduled repairs;

(iii)    the increase in repairs, maintenance and drydocking costs by 4.3% to $16.9 million in 2025, compared to $16.2 million in 2024, primarily due to unscheduled repairs, regulatory compliance work, and additional inspection requirements during 2025;

(iv)    the decrease in insurance costs by 4.2% to $5.4 million in 2025, compared to $5.7 million in 2024, due to reduction in insurance expenses reflecting long-term policy retention.

Other factors influencing vessel operating expenses, such as taxes and other miscellaneous expenses, had a minor effect on the increased operating expenses.

The Company expenses drydocking and pre-delivery costs as incurred, which costs may vary from period to period. Vessel operating expenses excluding vessel drydocking and pre-delivery costs increased by 6.9% to $89.4 million in 2025, compared to $83.7 million in 2024, primarily due to increased crew wages, spares, stores and provisions and repairs and maintenance. Drydocking expense is related to the number of drydockings in each period and pre-delivery expense is related to the number of newbuild deliveries and second-hand acquisitions in each period. Certain other shipping companies may defer and amortize drydocking expense. Daily operating expenses, excluding vessel drydocking and pre-delivery costs, increased by 6.8% to $5,317 during the year ended December 31, 2025 from $4,978 during the year ended December 31, 2024.

Gain on sale of assets

Gain on sale of assets amounted to $4.6 million during the year ended December 31, 2025, compared to $16.6 million during the year ended December 31, 2024, as a result of gain on the sale of two of our vessels in 2025 compared to four in 2024.

Depreciation and amortization

Depreciation and amortization expense increased by 3.0% to $59.9 million during the year ended December 31, 2025, compared to $58.1 million during the year ended December 31, 2024, as a result of the increased average number of vessels during 2025 and the effect of fleet renewal activities, including the sale of older vessels and the acquisition of newbuild ones.

General and administrative expenses

General and administrative expenses increased by 10.4% to $29.9 million during the year ended December 31, 2025, compared to $27.0 million during the year ended December 31, 2024. The increase of $2.8 million is mainly due to the increase by $2.7 million in the management fees charged by our Managers of $24.1 million in 2025 from $21.4 million in 2024. Management fees which are denominated in Euros increased in 2025 compared to 2024 mainly due to the strengthening of the exchange rate of Euro against the USD during 2025. Company administration expenses increased by $0.1 million to $5.8 million in 2025 from $5.7 million during 2024 due to increased environmental, social and governance expenses.

As a result:

•Daily general and administrative expenses which consist of daily management fees and daily company administration expenses, increased by 10.4% to $1,775 during the year ended December 31, 2025, from $1,609 during the year ended December 31, 2024;
•Daily management fees increased by 12.6% to $1,430 during the year ended December 31, 2025, from $1,271 during the year ended December 31, 2024; and
•Daily company administration expenses increased by 2.1% to $345 during the year ended December 31, 2025, from $338 during the year ended December 31, 2024.

Interest expense

Interest expense decreased by 3.3% to $30.3 million during the year ended December 31, 2025, compared to $31.4 million, during the year ended December 31, 2024. This was the combined effect of: i) the decrease in the weighted average interest rate of our outstanding indebtedness of 5.615% per annum (“p.a.”) for the year ended December 31, 2025, compared to the weighted average interest rate of our outstanding indebtedness of 6.358% p.a. for the year ended December 31, 2024 reflecting the decreasing interest rate environment, and ii) the increase in average loans outstanding of $545.7 million during the year ended December 31, 2025, compared to the average loans outstanding of $510.6 million during the year ended December 31, 2024. The total principal amount of loans outstanding as of December 31, 2025 was $548.6 million, compared to $545.6 million as of December 31, 2024.

The discussion relating to the year ended December 31, 2024 compared to year ended December 31, 2023, can be found in the Company’s 20-F for the year ended December 31, 2024 filed with the SEC on March 10, 2025, under ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - Year ended December 31, 2024 compared to year ended December 31, 2023.

B. Liquidity and Capital Resources

As of December 31, 2025, we had liquidity of $382.3 million consisting of $162.8 million in cash, cash equivalents, bank time deposits and restricted cash and of $219.5 million available under our revolving credit facilities. We had an existing fleet of 45 vessels, and six newbuild vessels in our orderbook. Our contracted revenue was approximately $164.2 million, net of commissions, from our non-cancellable spot and period time charter contracts, including contracted revenue linked to the BPI and BCI index, calculated as of December 31, 2025, which does not include the Scrubber benefit. Furthermore, we had additional borrowing capacity in relation to six newbuilds upon their delivery.

As of February 20, 2026, we had liquidity of $381.0 million consisting of $160.9 million in cash, cash equivalents, bank time deposits and restricted cash and of $220.1 million available under the revolving credit facilities. We had an existing fleet of 45 vessels, one of which was held for sale, and eight newbuild vessels in our orderbook. The gross sale proceeds of our held for sale vessel amount to $35.2 million. Our contracted revenue was approximately $184.8 million, net of commissions, from our non-cancellable spot and period time charter contracts, including contracted revenue linked to the BPI and BCI index, calculated as of February 20, 2026, which does not include the Scrubber benefit. Furthermore, we had additional borrowing capacity in relation to eight newbuilds upon their delivery.

Our aggregate remaining contractual obligations as of December 31, 2025 were $839.3 million of which $208.2 million payable in 2026, $368.8 million payable in 2027 and 2028, $127.8 million payable in 2029 and 2030 and $134.5 million payable 2031 onwards. The aggregate remaining contractual obligations as of December 31, 2025, consist of:

i) $548.6 million of aggregate debt outstanding of which $44.8 million relates to the current portion of long term debt payable within 2026;
ii) $161.2 million of remaining capital expenditure requirements relating to the purchase consideration of the six newbuilds, of which $110.1 million payable in 2026;
iii) $40.8 million of payments to our Managers which represent the daily and annual ship management fees, the acquisition fees and the supervision fees, of which $28.5 million payable in 2026; and
iv) $88.7 million of loan and swap interest and bond coupon payments, of which $24.8 million payable in 2026, consisting of estimated interest payments we expect to make with respect to our long-term debt obligations and interest rate swap agreements, reflecting an assumed Term SOFR-based applicable interest rate of 3.652% (using the three-month SOFR rate as of December 31, 2025) plus the relevant margin of the applicable credit facility.

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

In our opinion, the contracted cash flow from operations, the committed borrowing capacity and the existing cash and cash equivalents will be sufficient to fund the operations of our fleet and any other present financial requirements of the Company, including our working capital requirements, and our capital expenditure requirements at least through the end of the first quarter of 2027. However, we may seek and refinance our debt which may result in additional indebtedness and/or deferring repayments to later periods, and/or lower interest rates to maintain a strong cash position. Future needs in relation to financing and investing activities may involve equity issuance or refinancing of existing debt and financing of any future fleet replacement and expansion program or fleet upgrades and improvements, in addition to use of our existing cash and operating cash surplus. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial and equity markets and contingencies and uncertainties that are beyond our control. To the extent that market conditions deteriorate, charterers may default or seek to renegotiate charter contracts, and vessel valuations may decrease, resulting in a breach of our debt covenants. In addition, refinancing of our existing debt in the future may be difficult. Our contracted revenues may decrease and we may be required to make additional prepayments under existing loan facilities, resulting in additional financing needs.

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

We paid dividends to our common shareholders each quarter between the date of our initial public offering in June 2008 and the second quarter of 2015. In March 2022, we re-established paying dividends to our common shareholders and have since paid another 15 quarterly consecutive dividends of $0.05 per common share, totaling $88.9 million. In February 2026, we declared a dividend on the Company's common stock of $0.05 per share, totaling $5.1 million, payable on or about March 18, 2026, to shareholders of record at the close of trading of the Company's common stock on the NYSE on March 2, 2026.

During 2025, we declared and paid four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $1.6 million, and four quarterly consecutive dividends of $0.50 per share of Series D Preferred Shares, totaling $6.4 million. In January 2026, we declared and paid a quarterly dividend of $0.50 per share, of Series C Preferred Shares, totaling $0.4 million, and of Series D Preferred Shares, totaling $1.6 million.

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

In June 2022, we authorized a program under which we may from time to time purchase up to 5,000,000 shares of our common stock. In March 2023, the Company announced an increase of the June 2022 share repurchase program, authorizing the Company to purchase up to a total of 10,000,000 shares of the Company’s Common Stock. All shares of Common Stock repurchased under the June 2022 and March 2023 share repurchase programs have been canceled. In May 2023 we announced a new share repurchase program. In July 2023, the Company terminated the program, having repurchased and canceled 139,891 shares of Common Stock. In November 2023, we authorized a share repurchase program under which we may from time to time purchase up to 5,000,000 shares of common stock. In April 2024, the Company terminated the program, having repurchased and canceled an amount of 4,860,953 shares of Common Stock. In November 2024, we authorized an additional repurchase program for up to 5,000,000 shares of Common Stock. In December 2024, the Company terminated the program, having repurchased and canceled an amount of 1,488,690 shares of Common Stock. In February 2025, we authorized a repurchase program for up to 3,000,000 shares of Common Stock, all of which had been repurchased and canceled. In December 2025, we authorized a new repurchase program for up to 10,000,000 shares of Common Stock, which supersedes any prior repurchase program of the Company. As of February 20, 2026, the Company had repurchased and cancelled an amount of 91,443 shares of Common Stock under this repurchase program.

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

As of December 31, 2025, and as of December 31, 2024, we did not have any off-balance sheet arrangements.

Cash Flows

Cash and cash equivalents increased to $141.6 million as of December 31, 2025, compared to $81.1 million as of December 31, 2024. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents were primarily held in U.S. dollars, Euros and Japanese Yen.

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to $102.3 million in 2025 and $130.5 million in 2024, consisting of net income after non-cash items of $106.7 million and $140.5 million respectively plus a decrease in working capital of $4.4 million and $10.0 million during 2025 and 2024, respectively.

The major drivers of the change of net cash provided by operating activities are the decreased inflows related to net revenues of $31.9 million in 2025 compared to 2024, the increased outflows related to vessel voyage expenses of $2.8 million in 2025 compared to 2024, the decreased outflows related to interest expense of $1.0 million in 2025 compared to 2024, the increased outflows related to the operating expenses of $4.8 million in 2025 compared to 2024 and the increased outflows related to general and administrative expense of $2.8 million in 2025 compared to 2024. The major drivers of the cash outflow of the working capital during 2025 are the increased inventories of $8.0 million due to the increased number of vessels in the spot market and the decreased unearned revenue of $1.6 million as a result of the timing of revenue collection, and the recognition of straight line revenue for charter parties we entered in prior years partially offset by the decreased receivables of $4.5 million compared to 2024, as a result of the decreased outstanding bunker settlement from charterers due to decreased number of vessels on period time charters, where the bunkers on board the vessels upon delivery are sold to the charterers.

Net Cash Provided by/(Used in) Investing Activities

Net cash flows provided by investing activities were $9.7 million for the year ended December 31, 2025 compared to cash flows used in investing activities of $71.7 million for the year ended December 31, 2024. The increase in cash flows provided by investing activities of $81.4 million from 2024 is mainly attributable to the following factors: (i) a decrease of $102.8 million in payments for vessel acquisitions, advances for vessels under construction and major improvements during the year ended December 31, 2025 compared to the same period of 2024, (ii) a decrease of $54.6 million in proceeds from sale of assets during the year ended December 31, 2025 compared to the same period of 2024, (iii) an increase of $4.8 million in short term investment during the year ended December 31, 2025 compared to the same period of 2024 and (iv) a net decrease of $33.1 million in time deposits during the year ended December 31, 2025, compared to a net increase of $4.9 million during the same period of 2024.

Net Cash Used in Financing Activities

Net cash flows used in financing activities were $52.4 million for the year ended December 31, 2025, compared to $25.9 million for the year ended December 31, 2024. This increase in cash flows used in financing activities of $26.5 million, compared to the year ended December 31, 2024, is mainly attributable to an increase of $13.3 million in long term debt principal payments, a decrease in proceeds from long-term debt by $33.4 million, offset by a decrease in repurchases of common stock by $17.9 million, a decrease of $0.9 million in dividend payments, a decrease of $0.6 million in payments of deferred financing costs and a decrease of $0.8 million in the payment of other financing liability payments compared to the year ended December 31, 2024.

The discussion relating to the cash flows for the year ended December 31, 2024 compared to year ended December 31, 2023, can be found in the Company’s 20-F for the year ended December 31, 2024 filed with the SEC on March 10, 2025, under ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - B. Liquidity and Capital Resources.

Credit Facilities

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term debt. We or our subsidiaries have generally entered into financing arrangements in order to finance the acquisition of our vessels, to refinance existing indebtedness and for general corporate purposes. In 2025 (a) seven of our subsidiaries entered into a credit facility, secured by the vessels owned by them, the proceeds of which were used to purchase back four of those vessels previously financed under sale and leaseback agreements and refinance an existing credit facility secured by the other three vessels, (b) one of our subsidiaries entered into a reducing revolving credit facility, used for general corporate purposes, (c) we entered into a reducing revolving credit facility, secured by six of our vessels, used to refinance an existing revolving credit facility, secured by those six vessels, and for general corporate purposes and (d) we amended the terms of an existing facility to incorporate a mechanism that adjusts the interest margin based on independently verified performance related to fleet carbon intensity index, measured against annual sustainability performance targets.

The term of our 19 financing arrangements outstanding as of December 31, 2025, ranged from five to 10 years. They are repaid by monthly or, quarterly principal installments and a balloon payment due on maturity. We generally pay interest at SOFR plus a margin, plus a credit adjustment spread on facilities that had originally been contracted based on LIBOR, except for one facility which is deemed to bear interest at a fixed rate, and another facility, where a portion of the principal amounts is deemed to bear interest at a fixed rate.

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

The Minimum Value Covenant, Consolidated Leverage Covenant, EBITDA Covenant, Net Worth Covenant and Control Covenant do not apply to the Pinewood, Shikokuepta, Agros, Kyotofriendo One, Yasudyo, Shimaeight and Shimasix financing agreements. The EBITDA Covenant does not apply to the Monagrouli, Shimafive and Shimaseven loan facilities. The Minimum Value Covenant does not apply to the Maxtessera financing agreements.

As of December 31, 2025, the Company was in compliance with all debt covenants that were in effect with respect to its loan and credit facilities.

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

As of December 31, 2025, the Company was in compliance with all covenants that were in effect with respect to the bond.

During 2025, we received proceeds of $215.0 million under our credit and financing facilities and we repaid $225.5 million of our indebtedness. As of December 31, 2025, we had 19 outstanding financing arrangements and the Bond with a combined outstanding balance of $548.6 million. These debt facilities had maturity dates between 2025 and 2034. During 2026, we are scheduled to repay $44.8 million of our long-term debt outstanding as of December 31, 2025.

For a description of our debt facilities as of December 31, 2025, please see Note 6 of the consolidated financial statements included elsewhere in this annual report.

C. Research and Development, Patents and Licenses

We have not incurred expenditures relating to research and development, patents or licenses for the last three years.

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize, and the demand for drybulk vessel services. During 2019, 2020, 2021, 2022, 2023 and 2024, the BDI, an index published by the Baltic Exchange of shipping charter rates for key dry bulk routes, remained volatile, reaching an annual low of 595 on February 11, 2019 and a high of 2,518 on September 4, 2019 for 2019, an annual low of 393 on May 14, 2020 and an annual high of 2,097 on October 6, 2020 for 2021, an annual low of 1,303 on February 10, 2021 and an annual high of 5,650 on October 7, 2021 for 2022, an annual low of 965 on August 31, 2022 and an annual high of 3,369 on May 23, 2022 for 2023, an annual low of 530 on February 16, 2023 and an annual high of 3,346 on December 4, 2023 for 2023, an annual low of 976 on December 19, 2024 and an annual high of 2,419 on March 18, 2024 for 2024, and an annual low of 715 on January 30, 2025, and an annual high of 2,845 on December 3, 2025 for 2025, and a low of 1,532 on January 15, 2026 and a high of 2,148 on January 30, 2026, from January 1, to February 20, 2026.

Global growth is projected to remain resilient at an estimated rate of 3.3% in 2026, and at 3.2% in 2027, according to recent forecasts from the IMF in January 2026 World Economic Outlook (''IMF Jan 2026 WEO''). Global economic prospects for 2026 and 2027 as per the IMF Jan 2026 WEO latest projections indicate a gradual normalization of inflation from an estimated 6.8% in 2023 (annual average), 5.8% in 2024 to 4.1% in 2025 and 3.8% in 2026, and further to 3.4% in 2027, as forecasted in the IMF Jan 2026 WEO. As of February 20, 2026, the BDI was 2,043, as a result of the continuing effects of the geopolitical conditions and the usual seasonality of the charter market during the first quarter of each year.

According to the IMF Jan 2026 WEO, China's economy, a major driver of dry bulk market, is expected to grow at 4.5% in 2026 and 4.0% in 2027, with continued regulatory frameworks focusing on property sector stabilization and domestic consumption growth, while Japan's projected growth remains modest at 0.7% in 2026 and 0.6% in 2027, supported by monetary policy and structural reforms which the recent bond weakening shock in January 2026, might accelerate. China’s economic outlook improved amid an easing in US tariffs on Chinese goods and due to an increase in stimulus measures. Deflation has been a persistent challenge for China in recent years, prompting the government to implement measures aimed at stimulating domestic demand and addressing industrial overcapacity. After introducing stimulus policies to encourage household goods purchases, authorities are now extending consumption subsidies to the services sector. In parallel, efforts to curb overcapacity include the withdrawal of subsidies for solar panel and battery manufacturing, the removal of electric vehicles from the list of strategic industries, and tighter regulatory oversight of coal mining and the steel sector to support pricing. Inflation in China is expected to gradually pick up, reversing the country’s recent deflationary trend. India stands out with robust growth projections of 6.4% for both 2026 and 2027, driven by infrastructure development and manufacturing sector expansion, though regulatory changes in environmental compliance could impact industrial output. The United States economy is forecast to grow at 2.4% in 2026 and 2.0% in 2027, with inflation expected to stabilize around 2.3%, while the European Union projects growth of 1.3% in 2026 and 1.4% in 2027, supported by recovering domestic demand. According to the Dry Bulk Shipping Market Overview & Outlook of BIMCO in January 2026 (''BIMCO Jan 2026 DBO''), the dry bulk supply-demand balance will remain stable in 2026 and weaken in 2027. Ship demand is forecast to grow 2-3% in 2026 and 1-2% in 2027, while ship supply is expected to grow 2.5% in 2026 and 3% in 2027, driven by positive developments including stronger investment in technology and AI, stimulus policies and an easing in tariffs between the US and China, despite potential headwinds from China's property sector adjustment. As forecasted in BIMCO Jan 2026 DBO, demand growth is being driven by stronger grain and minor bulk shipments and by longer ton mile distances which mostly benefit the Capesize vessels. Minor bulk cargoes and grains are expected to grow 6.5-7.5% between 2025 and 2027, driving cargo demand growth. The grain supply outlook for the current marketing year is constructive, supported by strong recent harvests among key exporters and a favorable outlook for upcoming Southern Hemisphere crops. In particular, higher wheat production in the EU, Argentina, and Russia is underpinning the first projected annual increase in global wheat inventories in six years. However, headwinds are forecasted by a weak outlook for iron ore and coal volumes. Iron ore shipments are forecast to grow up to 1.0% in both 2026 and 2027. A drop in iron ore prices, due to increased production in exporters may support shipments. Global steel demand is projected to continue expanding, supported by stronger consumption across most emerging and developing economies outside China, alongside a recovery in European demand. In contrast, Chinese steel demand is expected to soften amid ongoing weakness in the property sector, while demand in Japan and South Korea—two other major iron ore importers in Asia—is anticipated to remain broadly stable. Coal shipments are forecasted to fall 1-2% in 2026 and 2-3% in 2027. While import demand is expected to grow in India and ASEAN, it is forecast to decline in China and in advanced economies. On the supply side,the expansion of dry bulk supply is primarily driven by accelerated fleet growth, reflecting elevated newbuilding deliveries, particularly in the Panamax and Supramax segments. As forecasted in BIMCO Jan 2026 DBO, the dry bulk fleet is forecast to grow 3% in 2026 and 3.5% in 2027, with Panamax and Supramax expected to be the fastest growing segments. Of the current orderbook, approximately 11% is capable of using alternative fuels upon delivery, while a further 25% has been designed to allow for future retrofitting. Although ship recycling activity is increasing, it is expected to remain subdued relative to historical norms. Effective supply growth is therefore projected to be up to 1% lower than nominal fleet growth in both 2026 and 2027, largely due to anticipated reductions in average sailing speeds. See also “Item 3. Key Information—D. Risks Inherent in Our Industry and Our Business—The international drybulk shipping industry is cyclical and volatile, having reached historical highs in 2008 and historical lows in 2016. Charter rates decreased during 2023 remained volatile during 2024, have decreased during 2025 and remain volatile more recently in 2026. Cyclicality and volatility may lead to reductions in the charter rates we are able to obtain, in vessel values and in our earnings, results of operations and available cash flow.”
As of February 20, 2026, 14 of our 45 vessels are employed or scheduled to be employed in period time charters with outstanding duration of more than three months, three of which include daily charter rates linked to the BDI. We have pursued a fleet renewal strategy having entered into memoranda of agreement or contracts for the acquisition of 20 in total environmentally advanced dry-bulk GHG-EEDI Phase 3 NOx-Tier III compliant newbuilds, including two methanol dual fueled, with 12 already been delivered to us, four scheduled to be delivered in the remainder of 2026, two in 2027, one in 2028 and one in 2029. Additionally, we believe we have structured our capital expenditure requirements, debt commitments and liquidity resources in a way that will provide us with financial flexibility (see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources” for more information).

Our TCE rate for the periods ended December 31, 2023, 2024 and 2025 was $16,579, $17,602 and $15,511 respectively, as a result of our increasing exposure to prevailing spot market conditions. During 2025, ADM International SARL accounted for 16.46% and no other charterer accounted for more than 10% of our revenues.

During 2025, 13.0% of our revenue was derived from four Capesize class vessels with long period time charters, contracted in previous years with original durations of three to 20 years and with a weighted average TCE rate of $25,325. The remaining 87.0% of our revenue was derived from the employment of our remaining vessels, under spot and period time charters with original durations up to 5 years with a TCE rate of $14,597.

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

As of February 20, 2026, we had a total of 45 vessels in our fleet, one of which was held for sale. As of February 20, 2026, we have contracted 38% of our expected ownership days for the remainder of 2026. Our contracted TCE rate for the remainder of 2026, calculated on the basis of all existing contracts, including contracted revenue linked to the BPI and BCI index calculated as of February 20, 2026, and customary assumptions in relation to voyage expenses, as of February 20, 2026, was $18,799.

Our employment profile as of February 20, 2026, included one period time charter contract, contracted in previous years with original duration of 20 years, with an expected remaining charter duration of 5.6 years and with an expected TCE rate for the remainder of 2026 of $25,102, two period time charter contracts contracted in 2024 with original durations of four years, with an average expected remaining charter duration of 2.2 years and with an expected TCE rate for the remainder of 2026 of $23,698 and 42 spot and period time charters with an expected average remaining charter duration of 0.3 months, and an expected TCE rate of $17,649. Vessels whose charters expire or are early redelivered or terminated within 2026 will be chartered at prevailing charter market conditions, which may substantially influence our revenues, the valuation of our vessels, our results of operations and our dividend distributions.

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

Our impairment test as of December 31, 2025, on our vessels held and used, which also involved sensitivity tests on the future time charter rates, (which is the input that is most sensitive to variations), allowing for variances of up to 16.0% with the exception of one vessel allowing for variances of up to 7.1%, depending on the vessel type on time charter rates from our base scenario, indicated no impairment on any of our vessels. As of February 20, 2026, our contracted TCE rate for the remainder of 2026, calculated on the basis of all existing contracts and customary assumptions in relation to voyage expenses, was $18,799, as compared to the TCE for 2023, 2024 and 2025 of $16,579, $17,602 and $15,511, respectively. The ten-year average historic rate we have used is lower than the 3, 5 and higher than the 15-year historical averages.

Our analysis for the year ended December 31, 2024, on our vessels held and used, which also involved sensitivity tests on the future time charter rates, (which is the input that is most sensitive to variations), allowing for variances of up to 18.3%, depending on the vessel type on time charter rates from our base scenario, indicated no impairment on any of our vessels that were held and used.

Our comparison of the actual 2025 net receipts to the forecasted net receipts used in the impairment test performed for the year ended December 31, 2024 indicated a negative variance of 24.3%, between actual net receipts during 2025 and net receipts forecast by the Company for the same period primarily attributable to unanticipated geopolitical tensions that adversely affected dry bulk market rates during 2025, as well as unforeseen unscheduled repairs, regulatory compliance work, and additional inspection requirements incurred during the year. Our comparison of the actual 2024 net receipts to the forecast net receipts used in the impairment test performed for the year ended December 31, 2023 indicated a favorable variance of 5.2%, between actual net receipts during 2024 and net receipts forecast by the Company for the same period.

To assist investors in evaluating the possible impact on future results of operations, the following table shows the effect on the Company’s impairment analysis of using the 3-year, 5-year and 15-year historical average daily rates as of December 31, 2025, as opposed to using the 10-year historical average daily rates.

	10-Year	3-Year	Impairment Charge	5-Year	Impairment Charge	15-Year	Impairment Charge
	Historical Average Daily Rates	Historical Average Daily Rates	(in USD million)	Historical Average Daily Rates	(in USD million)	Historical Average Daily Rates	(in USD million)
Panamax Class Vessels	$13,596	$13,759	—	$16,719	—	$12,669	—
Kamsarmax Class Vessels	$14,412	$14,585	—	$17,723	—	$13,429	—
Post-Panamax Class Vessels	$15,228	$15,410	—	$18,726	—	$14,190	—
Capesize Class Vessels	$17,517	$20,482	—	$21,105	—	$16,892	—
Total			—		—		—

The Company assesses the assumptions used for performing its impairment analysis, and considers the appropriate duration of historical average charter rates to be used.

While the Company intends to continue to hold and operate its vessels as of December 31, 2025, to assist investors in evaluating the possible impact on future results of operations, the following table shows the number of vessels whose estimated basic market value, exceeded their carrying value and their aggregate carrying value in each case, as of December 31, 2024 and December 31, 2025, respectively. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. Our estimate of basic market values is determined based on valuations received from third-party independent ship brokers, approved by our banks, who determine the fair value based on recent vessel sales and purchase activity which take into account relevant sales and negotiations in progress, newbuilding prices, demolition prices, rates and trends in relevant sectors, vessel specifications and yards. The carrying value of each of our vessel's does not necessarily represent its fair market value or the amount that could be obtained if the vessel was sold. The

Company’s estimates of basic market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind. In addition, because vessel market values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record impairment for any of its vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying value is not recoverable.

	As of December 31, 2024			As of December 31, 2025
	Number of vessels		Aggregate Carrying Value	Number of vessels		Aggregate Carrying Value
			($ US Million)			($ US Million)
Vessels whose fair market value was below their carrying value	7	(1)	$204.9	5	(2)	$129.6
Vessels whose fair market value, exceeded their carrying value	39		939.4	40		976
Total Vessels	46		$1,144.3	45		$1,105.6

(1)As of December 31, 2024, the aggregate carrying value of these 7 vessels was $36.9 million more than their fair market value, based on broker quotes.
(2)As of December 31, 2025, the aggregate carrying value of these 5 vessels was $19.3 million more than their fair market value, based on broker quotes.

The decrease in the number of vessels and thus the decrease of $17.6 million in the difference between the fair market value and the aggregate carrying value of the vessels whose fair market value was below their carrying value as of December 31, 2025, as compared to December 31, 2024, reflects the seasonality of the drybulk trade.

Recent accounting pronouncements

Refer to Note 2 of the consolidated financial statements included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth, as of February 20, 2026, information regarding our directors and executive officers.

Name	Age	Position
Polys Hajioannou	59	Chief Executive Officer, Chairman of the Board and Class I Director
Dr. Loukas Barmparis	63	President, Secretary and Class II Director
Konstantinos Adamopoulos	63	Chief Financial Officer and Class III Director
Ioannis Foteinos	67	Chief Operating Officer and Class I Director
Marina Hajioannou	26	Class II Director
Kristin H. Holth	69	Class III Director
Christos Megalou	66	Class II Director
Frank Sica	75	Class III Director
Ole Wikborg	70	Class I Director

Certain biographical information about each of these individuals is set forth below. The term of our Class I directors expires in 2027, the term of our Class II directors expires in 2028 and the term of our Class III directors expires in 2026.

Polys Hajioannou is our Chief Executive Officer and Chairman of the Board of Directors of Safe Bulkers Inc, since 2008 and a member of our ESG Committee. Mr. Hajioannou also serves with Safe Bulkers Management Ltd. in Cyprus, which provides technical, commercial and administrative management services to the Company, and prior to that, with its predecessor Alassia Steamship Co., Ltd., which he joined in 1987. Mr. Hajioannou is a founding member and President of the Cyprus Union of Shipowners (CUS). He is also a founding member and the President of the International Propeller Club of the United States, Port of Limassol. Previously, Mr. Hajioannou sat on the Members Committee (MEMCO) of the UK P&I Club from 2013 until the end of his term in 2025. He has been sitting on the Members Committee (MEMCO) of the Hellenic Mutual War Risks Association since 2016. He is also a board member of the UK Freight Demurrage and Defense Insurance (Europe) Limited (UKDE) since 2021. On the local level, Mr. Hajioannou is an elected member of the Advisory Committee on Competitiveness and Quality Enhancement of the Cyprus Flag. Mr. Hajioannou is an Honorary Fellow of the Institute of Chartered Shipbrokers (ICS) Greek Branch. Mr. Hajioannou holds a Bachelor of Science degree in Nautical Studies from Sunderland University.

Dr. Loukas Barmparis is our President and Secretary and has been a member of our Board of Directors since 2008 and a member of our ESG Committee. Dr. Barmparis also serves as the technical manager of Safe Bulkers Management Ltd., which he joined in December 2016. Between 2009 and 2016, he was the technical manager of Safety Management Overseas S.A. Until 2009, he was the project development manager of the affiliated Alassia Development S.A., responsible for renewable energy projects. Prior to joining our Manager and Alassia Development S.A., from 1999 to 2005 and from 1993 to 1995, Dr. Barmparis was employed at N. Daskalantonakis Group, Grecotel, one of the largest hotel chains in Greece, as technical manager and project development general manager. During the interim period between 1995 and 1999, Dr. Barmparis was employed at Exergia S.A. as an energy consultant. Dr Barmparis is a founding member and the General Secretary of the board of governors of the International Propeller Club of the United States, Port of Limassol. Dr. Barmparis holds a master of business administration (“M.B.A.”) from the Athens Laboratory of Business Administration, a doctorate from the Imperial College of Science Technology and Medicine, a master of applied science from the University of Toronto and a diploma in mechanical engineering from the Aristotle University of Thessaloniki.

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

Kristin H. Holth has been a member of our Board of Directors since 2023 and serves as a member of our Audit, our Corporate Governance, Nominating and Compensation Committees and of our ESG Committee. Ms. Holth previously served as Executive Vice President and Global Head of Ocean Industries for DNB Bank ASA (“DNB”), Norway’s largest financial services group and a global leading financial institution within the maritime sector. Ms. Holth has significant experience in capital markets and the maritime industry and has held numerous management positions within DNB over the years, including serving as Global Head of Shipping, Offshore & Logistics for six years, and General Manager & Head of DNB Americas for six years. Ms. Holth currently serves on several boards, including Noble Corporation (NYSE: NE), HitecVision AS, DOF Group ASA (OSXL), Kongsberg Maritime AS, and ECOnnect Energy AS. Ms. Holth holds a Bachelor of Business Administration degree in international finance from BI Norwegian Business School.

Christos Megalou has been a member of our Board of Directors since 2016 and serves as a member of our Audit, our Corporate Governance, Nominating and Compensation Committees and member and Chairman of our ESG Committee. Mr. Megalou has been the Chief Executive Officer of Piraeus Bank SA since 2017. Mr. Megalou has been a Distinguished Fellow of the Global Federation of Competitiveness Councils in Washington, D.C. since 2016. From 2015 to 2016, Mr. Megalou served as senior advisor to Fairfax Financial Holdings. From 2013 to 2015, Mr. Megalou served as the Chief Executive Officer and Chairman of the Executive Board of Eurobank Ergasias SA and was the Deputy Chairman of the Hellenic Bank Association in Greece. From 2010 to 2013, Mr. Megalou served as Chairman of the Hellenic Bankers Association in the U.K. From 1997 to 2013, he was Vice-Chairman of Southern Europe, Co-head of Investment Banking for Southern Europe and Managing Director in the Investment Banking Division of Credit Suisse in London. From 1991 to 1997, he was a Director at Barclays de Zoete Wedd. From 1991 to 1996, he was Deputy Chairman of the British Hellenic Chamber of Commerce. He started his career in 1984 as an auditor in Arthur Andersen in Athens. Mr. Megalou holds a Bachelor of Science degree in economics from the University of Athens and an M.B.A. in finance from Aston University in Birmingham, United Kingdom.

Frank Sica has been a member of our Board of Directors, our Corporate Governance, Nominating and Compensation Committee, our ESG Committee, and a member and Chairman of our Audit Committee, since 2008. Mr. Sica has served as a Managing Partner at Tailwind Capital, a private equity firm, since 2006. From 2004 to 2005, Mr. Sica was a Senior Advisor to Soros Private Funds Management. From 1998 to 2003, Mr. Sica worked at Soros Fund Management where he oversaw the direct real estate and private equity investment activities of Soros. From 1988 to 1998, Mr. Sica was a Managing Director at Morgan Stanley. Mr. Sica is a graduate of Wesleyan University, where he received a B.A. degree, and of the Amos Tuck School of Business at Dartmouth College, where he received his M.B.A. Mr. Sica was formerly a director of CSG Systems International, an account management and billing software company for communication industries, JetBlue Airways Corporation, a commercial airline, and Kohl’s Corporation, an owner and operator of department stores.

Ole Wikborg has been a member of our Board of Directors, our ESG Committee and of our Audit Committee and member and Chairman of our Corporate Governance, Nominating and Compensation Committee since 2008. Mr. Wikborg has been involved in the marine and shipping industry in various capacities for over 36 years. From 2002 to 2016, Mr. Wikborg has served as a member of the management team, a director and a senior underwriter of the Norwegian Hull Club, based in Oslo, Norway. In 2016, he moved to London to take up the position as the head of the London branch of Norwegian Hull Club, established that year. He retired from his position in Norwegian Hull Club in October 2022. From 2002 to 2006, Mr. Wikborg also served as a member and chairman of the Ocean Hull Committee of the International Union of Marine Insurance (“IUMI”). Since 2006, he has served as Vice President and a member of the Executive Board of the IUMI, and he was elected as President of IUMI from 2010 to 2014. Since 1997, Mr. Wikborg has served as a board member of the Central Union of Marine Insurers, based in Oslo, and was that organization’s Chairman from 2009 to 2013. From 1997 until 2002, Mr. Wikborg served as the senior vice president and manager of the marine and energy division of the Zurich Protector Insurance Company ASA. Prior to his career in marine insurance, Mr. Wikborg served in the Royal Norwegian Navy, attaining the rank of lieutenant commander.

B. Compensation of Directors and Senior Management

Our Managers, pursuant to the terms of the applicable Management Agreements, have historically provided to us our executive officers. For the year ended December 31, 2025, none of the executive officers and senior management were employed directly by us. For a discussion of the fees payable to our Managers, refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements.” Also, we do not have any service contracts with any of our non-executive directors that provide for benefits upon termination of their services.

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

C. Board Practices

Information regarding the period which each director served and the date of expiration of each director’s current term is included in “Item 6A. Directors, Senior Management and Employees—A. Directors and Senior Management.” As of December 31, 2025, we had nine members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than fifteen, by a vote of a majority of the entire board of directors. Each director shall be elected to serve until the third succeeding annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board of directors created by death, resignation, removal (which may only be for cause), or failure of the shareholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. None of our directors is a party to service contracts with us providing for benefits upon termination of employment.

During the fiscal year ended December 31, 2025, the full board of directors held four meetings. Each director attended all of the meetings of committees of which the director was a member in person or electronically. Our board of directors has determined that each of Messrs. Sica, Megalou, Wikborg and Ms. Holth are independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the SEC. Shareholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the chairman of the audit committee, Mr. Frank Sica, or to the chairman of the corporate governance, nominating and compensation committee, Mr. Ole Wikborg, may do so by writing to our Secretary, Dr. Loukas Barmparis, Safe Bulkers, Inc., e-mail: directors@safebulkers.com.

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

ESG Committee

Our environmental, social and governance committee consists of six directors, Frank Sica, Ole Wikborg, Christos Megalou, Kristin H. Holth, Dr. Loukas Barmparis and Polys Hajioannou. Christos Megalou, an independent director, is the chairman of the ESG Committee. The president of the Company, Dr. Loukas Barmparis, leads the management team on ESG matters and reports to the ESG Committee. The Committee reviews the Company’s ESG performance and ensures governance oversight by the board of directors focused on ESG strategy and implementation, consistent with the Company’s priorities outlined in our sustainability report. Moreover, the environmental, social and governance committee is responsible for:

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

D. Employees

Our executive officers are provided by our Managers. As of December 31, 2025, our Managers employed approximately 933 people serving on board the vessels in our fleet, and approximately 174 people on shore.

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

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding Common Stock and Preferred Shares as of February 20, 2026 held by:

•each person or entity that we know beneficially owns 5.0% or more of our Common Stock;
•our officers and directors; and
•all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 20, 2026 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership for each stockholder is based on 102,244,782 shares of Common Stock outstanding as of February 20, 2026. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all shareholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Identity of Person or Group	Number of Shares of Common Stock Owned		Percentage of Common Stock		Number of Shares of Series C Preferred Shares		Percentage of Series C Preferred Shares		Number of Shares of Series D Preferred Shares		Percentage of Series D Preferred Shares
5% Beneficial Owners:
Vorini Holdings Inc.(1)	19,426,015		19.00%		—		—%		—		—%
Bellapais Maritime Inc.(1)	5,000,000		4.89%		—		—%		—		—%
Kyperounta Maritime Inc.(1)	5,000,000		4.89%		—		—%		—		—%
Lefkoniko Maritime Inc.(1)	5,000,000		4.89%		—		—%		—		—%
Akamas Maritime Inc.(1)	8,555,412		8.37%		—		—%		—		—%
Chalkoessa Maritime Inc.(1)	5,400,000		5.28%		—		—%		—		—%
Officers and Directors:
Polys Hajioannou (1)	48,381,427		47.32%		—		—%			*		*
Dr. Loukas Barmparis	—		—%			*		*		*		*
Konstantinos Adamopoulos		*		*		*		*		*		*
Ioannis Foteinos	—		—%		—		—%		—		—%
Marina Hajioannou	—		—%		—		—%		—		—%
Kristin H. Holth		*		*	—		—%		—		—%
Frank Sica		*		*		*		*		*		*
Ole Wikborg		*		*	—		—%		—		—%
Christos Megalou		*		*	—		—%		—		—%
All executive officers and directors as a group (9 persons)	48,918,672		47.84%		7,638		0.95%		26,500		0.83%
 * Less than 1%
(1)Controlled by Polys Hajioannou.

In June 2008, we completed a registered public offering of our shares of Common Stock in which the selling stockholder was Vorini Holdings Inc., and our Common Stock began trading on the NYSE. Our major shareholders have the same voting rights as our other shareholders. As of February 20, 2026, we had 14 shareholders of record; three of these shareholders of record were located in the U.S. and held an aggregate 60,999,699 shares of Common Stock, representing approximately 59.66% of our outstanding shares of Common Stock. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which holds 60,608,740 shares of our Common Stock. Accordingly, we believe that the shares held by Cede & Co. include shares of Common Stock beneficially owned by both holders in the U.S. and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

We are not aware of any significant changes in the percentage ownership held by any major shareholders since our initial public offering. No foreign government owns more than 50% of our outstanding common shares.

Polys Hajioannou owns or controls approximately 47.32% of our outstanding Common Stock. He is able to significantly affect the outcome of matters on which our shareholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. Shares of our Common Stock held or controlled by Polys Hajioannou do not have different or unique voting rights.

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

On May 29, 2018, following the expiration of the old management agreements, Safe Bulkers signed new management agreements with the Original Managers, which had an initial term of three years expiring on May 29, 2021 and could be extended for two additional terms of three years each. The fees provided by the Original Management Agreements were fixed until May 29, 2021 and upon mutual agreement with the Managers, could be adjusted for a subsequent term of three years each time on May 29, 2021 and May 29, 2024. On May 29, 2021, following the expiration of the initial three-year term, the Original Management Agreements were extended for an additional term of three years until May 29, 2024. On April 1, 2022, Safe Bulkers signed a new management agreement with the New Manager, with an initial term that expired on May 29, 2024. The Management Agreements were automatically extended on May 29, 2024 for three years, subject to our ability to terminate each Management Agreement upon written notice at least 24 months prior to the end of the current term. Each Management Agreement will expire on May 29, 2027 and we expect to enter into new agreements with the Managers upon their expiration.

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

Principal executive office lease

The Company leases office space from a company controlled by Polys Hajioannou, at Apt. D11, Les Acanthes, 6, Avenue des Citronniers, MC98000 Monaco, where our principal executive office is established. The office space lease contract was for a period from February, 2014 until February, 2023 with an annual lease payment initially agreed in 2014 in the amount of €63,000, adjusted annually based on the cost of construction as published in the National Institute of Statistics & Economic Studies of Monaco, plus expenses. In January, 2023, the office space lease contract was renewed with an annual lease payment in the amount of €86,400, equivalent to $101 as of December 31, 2025, adjusted annually based on the cost of construction as published in the National Institute of Statistics & Economic Studies of Monaco, plus expenses, and is recorded in “General and administrative expenses” in the Consolidated Statements of Income.

Credit Facilities

During 2022, the Company entered into an agreement with a financial institution for an amount up to $80.0 million secured by seven vessels owned by respective subsidiaries of the Company. During 2023, Eptaprohi, Soffive, Marinouki, Marathassa, Kerasies, Pemer and Lofou agreed with that financial institution the extension of the tenor by six months, from June 2028 to December 2028, and changes in the margin of this credit facility. During 2023, the vessel owned by Kerasies was released from the security package without any amendment to the terms of the facility, and during 2024, the vessel owned by Marathassa was released from the security package without any amendment to the terms of the facility. In September 2025, the vessel owned by Pemer was released from the security package and the availability of the revolving credit facility was reduced by $3,663. One of the independent members of the board of directors of the Company currently serves as the Chief Executive Officer of this financial institution. All above transactions were evaluated and approved by the board of directors of the Company excluding that independent member of the board of directors of the Company.

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

Dividend Policy

During 2023, we declared and paid four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $1.6 million, and four quarterly consecutive dividends of $0.50 per share of Series D Preferred Shares, totaling $6.4 million. During 2024, we declared and paid four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $1.6 million, and four quarterly consecutive dividends of $0.50 per share of Series D Preferred Shares, totaling $6.4 million. During 2025, we declared and paid four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $1.6 million, and four quarterly consecutive dividends of $0.50 per share of Series D Preferred Shares, totaling $6.4 million. In January 2026, we declared and paid a quarterly dividend of $0.50 per share, of Series C Preferred Shares, totaling $0.4 million, and of Series D Preferred Shares, totaling $1.6 million.

In March 2022, we re-established paying dividends to our common shareholders. The last time we had previously paid dividend on our shares of common stock was in August 2015. In 2022, we declared and paid four quarterly consecutive dividends of $0.05 per common share, totaling $24.1 million, and in 2023, we declared and paid four quarterly consecutive dividends of $0.05 per common share, totaling $22.7 million, and in 2024 we declared and paid four quarterly consecutive dividends of $0.05 per common share, totaling $21.5 million and in 2025 we declared and paid four quarterly consecutive dividends of $0.05 per common share, totaling $20.6 million. In February 2026, we declared a dividend on the Company's common stock of $0.05 per share, totaling $5.1 million, payable on or about March 18, 2026 to shareholders of record at the close of trading of the Company's common stock on the NYSE on March 2, 2026.

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

B. Significant Changes

No significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F, other than as described in Note 19 - Subsequent Events to our consolidated financial statements included herein.

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

A. Share Capital

Under our articles of incorporation, our authorized capital stock consists of 200,000,000 shares of Common Stock, par value $0.001 per share, of which, as of December 31, 2025 and February 20, 2026, 102,259,402 and 102,244,782 shares were issued and outstanding, respectively, and 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of December 31, 2025 and February 20, 2026, 804,950 shares of Series C Preferred Shares and 3,195,050 shares of Series D Preferred Shares were issued and outstanding. Of this blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a shareholders rights plan as described below under “—Shareholders Rights Plan.” All of our shares of stock are in registered form.

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

Directors

Under our articles of incorporation and bylaws, our directors are elected by a plurality of the votes cast at each annual meeting of the shareholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting. Our articles of incorporation and bylaws provide for a staggered board of directors whereby directors shall be divided into three classes: Class I, Class II and Class III. The term of our Class I directors expires in 2027, the term of our Class II directors expires in 2028 and the term of our Class III directors expires in 2026. At each annual meeting, individuals elected as directors are elected to hold office until the third succeeding annual meeting.

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

Preferred Stock

Our articles of incorporation authorize our board of directors, without any further vote or action by our shareholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a shareholder rights plan as described below under “—Shareholders Rights Plan,” and as of December 31, 2025 and February 20, 2026, 804,950 have been designated as Series C Preferred Shares and 3,195,050 have been designated as Series D Preferred Shares, and to determine, with respect to any series of preferred stock established by our board of directors, the terms and rights of that series, including:

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

Blank Check Preferred Stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a shareholder rights plan as described above under “-Shareholder Rights Plan” and as of December 31, 2025 and February 20, 2026, 804,950 have been designated as Series C Preferred Shares and 3,195,050 have been designated as Series D Preferred Shares. As of the Redemption Date, no shares of Series B Preferred Shares remained outstanding. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

United States Federal Income Tax Considerations

The following discussion of United States federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury as of the date hereof, all of which are subject to change, possibly with retroactive effect. This discussion does not address any United States state or local taxes, any United States federal tax other than federal income tax or the tax on net investment income imposed by Section 1411 of the Code. This discussion does not purport to address the tax consequences of owning our stock to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, expatriates or former long-term residents of the United States, persons holding our stock as part of a hedging, integrated, conversion or constructive sale transaction, a wash sale or a straddle, persons liable for alternative minimum tax, pass-through entities and arrangements and investors therein, persons who own, actually or under applicable constructive ownership rules, 10% or more of the vote or value of our stock, traders or dealers in securities, controlled foreign corporations, passive foreign investment companies or currencies and U.S. Holders (as defined below) whose functional currency is not the United States dollar) may be subject to special rules. This discussion only addresses holders that hold the stock as a capital asset for U.S. federal income tax purposes. This discussion is based upon our beliefs and expectations concerning our past, current and anticipated activities, income and assets and those of our subsidiaries, the direct, indirect and constructive ownership of our stock and the trading and quotation of our stock. Should any such beliefs or expectations prove to be incorrect, the conclusions described herein could be adversely affected. You are encouraged to consult your own tax advisors concerning the overall tax consequences of the ownership of our stock arising in your own particular situation under United States federal, state, local or foreign law.

If a partnership holds our stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partnership holding our stock and partners in such partnerships are encouraged to consult their tax advisors.

United States Federal Income Taxation of the Company
Taxation of Operating Income in General

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

We are subject to a 4% tax imposed without allowance for deductions for such taxable year, as described in "Taxation in the Absence of Exemption", unless we qualify for exemption from tax under Section 883 of the Code, the requirements of which are described in detail below. For our 2024 taxable year, we believe we were exempt from U.S federal tax on our U.S. source gross shipping income.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code and the regulations thereunder, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

a)we are organized in a foreign country (our "country of organization") that grants an "equivalent exemption" to corporations organized in the United States; and

b) either:

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

50% Ownership Test

Under the regulations, a foreign corporation will satisfy the 50% Ownership Test for a taxable year if (i) for at least half of the number of days in the taxable year, more than 50% of the value of its outstanding stock is owned, directly or constructively through the application of certain attribution rules prescribed by the regulations, by one or more shareholders who are residents of foreign countries that grant "equivalent exemption" to corporations organized in the United States and (ii) the foreign corporation satisfies certain substantiation and reporting requirements with respect to such shareholders. For purposes of the 50% Ownership Test holding warrants does not result in constructive ownership of the shares issuable upon exercise of such warrants.

We satisfied the 50% Ownership Test for our 2025 taxable year, and expect to be able to satisfy that test in the foreseeable future.

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

Under the regulations, the stock of a foreign corporation will be considered "regularly traded" if one or more classes of its stock representing, in the aggregate, 50% or more of its outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets (such as the NYSE), which we refer to as the "listing threshold".

The regulations further require that with respect to each class of stock relied upon to meet the listing threshold: (i) such class of the stock is traded on such markets, other than in de minimis quantities, on at least sixty (60) days during the taxable year or one-sixth (1/6) of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such markets is at least 10% of the average number of shares of such class of stock outstanding during such taxable year or as appropriately adjusted in the case of a short taxable year. Even if a foreign corporation does not satisfy both tests, the regulations provide that the trading frequency and trading volume tests described in the proceeding sentence will be deemed satisfied by a class of stock if such class of stock is traded on an established securities market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class of stock are owned, in the aggregate, actually or constructively under specified attribution rules, for more than half the number of days during the taxable year by persons who each own directly or indirectly 5% or more of the vote and value of such class of stock, whom we refer to as "5% Shareholders". We refer to this restriction in the regulations as the "Closely-Held Rule".

For purposes of being able to determine our 5% Shareholders, the regulations permit a foreign corporation to rely on Schedule 13G and Schedule 13D filings with the Commission. The regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

Additionally, holding warrants does not result in constructive ownership of the shares issuable upon exercise of such warrants for purposes of the Closely Held Rule.

The Closely-Held Rule will not disqualify a foreign corporation, however, if it can establish and substantiate that qualified shareholders own, actually or constructively under specified attribution rules, sufficient shares in the closely-held block of stock to preclude the shares in the closely-held block that are owned by non-qualified 5% Shareholders from representing 50% or more of the total value of such class of stock for more than half the number of days during the tax year. An analysis of our shareholding in 2024 confirmed that, for more than half the number of days in the 2024 taxable year, qualified 5% Shareholders and shareholders that are not 5% Shareholders collectively held more than 50% of our outstanding shares.

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

We do not intend to (i) have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis, or (ii) earn, or permit circumstances that would result in earning income from the leasing of a vessel attributable to a fixed place of business in the United States. Based on the foregoing and on the expected mode of our shipping operations and other activities, we do not expect that any of our U.S. source gross shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

Taxation of Gain on Sale of Assets

Regardless of whether we qualify for the exemption under Section 883 of the Code, we will not be subject to United States income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States (as determined under United States federal income tax principles). In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if rights, title and interest in the vessel (and risk of loss with respect to the vessel) passes to the buyer outside of the United States. We expect that any sale of a vessel will be so structured that it will be considered to occur outside of the United States.

U.S. Holders

You are a “U.S. Holder” if you are a beneficial owner of our stock and you are a, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if (A) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons (as defined under the Code) have the authority to control all substantial decisions of that trust or (B) it has a valid election in effect under Treasury Regulations to be treated as a United States person (as defined under the Code). The rest of this section entitled “U.S. Holders” assumes that you are a U.S. Holder.

Distributions on Our Stock

Subject to the discussion of PFICs (as defined below), any distributions with respect to our stock that you receive from us, other than distributions in liquidation and distributions in redemption of our stock that are treated as exchanges, will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described below, to the extent of our current or accumulated earnings and profits (as determined under United States rederal income tax principles). Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of your tax basis in our stock (on a dollar-for-dollar basis) and thereafter as capital gain. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes.

Because we are not a United States corporation, if you are taxable as a corporation for U.S. federal income tax purposes, you will not be entitled to claim a dividends-received deduction with respect to any distributions you receive from us.

Dividends paid with respect to our stock will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes. There are significant complex limitations on a U.S. Holder’s ability to claim a credit against its U.S. federal income tax liability or a deduction. You should consult your own tax advisors concerning their availability in their particular circumstances.

If you are an individual, trust or estate, dividends you receive from us should be treated as “qualified dividend income” taxed at preferential rates, provided that:

(a) the Common Stock or Preferred Shares on which the dividends are paid are readily tradable on an established securities market in the United States (such as the NYSE);

(b) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under “—PFIC Rules”);

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

(d) you are not under an obligation to make related payments with respect to positions in substantially similar or related property; and

(e) certain other conditions are met.

Special rules may apply to any “extraordinary dividend.” Generally, an extraordinary dividend is: (i) a dividend in an amount that is equal to or in excess of (x) 10%, in the case of Common Stock, or (y) 5%, in the case of the Preferred Shares, of your adjusted tax basis in (or the fair market value of, in certain circumstances) a share of our stock or (ii) dividends received generally within a one-year period that, in the aggregate, equal or exceed 20% of your adjusted tax basis in (or fair market value of in certain circumstances) a share of our stock. If we pay an “extraordinary dividend” on our stock that is treated as “qualified dividend income” and if you are an individual, estate or trust, then any loss you derive from a subsequent sale or exchange of such stock will be treated as long-term capital loss to the extent of such dividend.

There is no assurance that dividends you receive from us will be eligible for preferential rates. Dividends you receive from us that are not eligible for any preferential rate will be taxed at the ordinary income rates. You should consult your own tax advisors regarding the availability of such preferential rate for any dividends paid with respect to our stock.

Sale, Exchange or Other Disposition of Stock

Provided that we are not a PFIC for any taxable year and except as provided in the discussion under “—Redemption of Stock,” you generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our stock, in an amount equal to the difference between the amount realized by you from such sale, exchange or other disposition and your tax basis in such stock. Such gain or loss generally will be treated as long-term capital gain or loss if your holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Your ability to deduct capital losses against ordinary income is subject to limitations.

Redemption of Stock

In the case of a redemption of stock (including a disposition of stock to us or persons related to us), unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code for treating the redemption as a sale or exchange, the redemption will be treated under Section 302 of the Code as a distribution. If the redemption is treated as a sale or exchange of the U.S. Holder’s stock, the U.S. Holder will be treated as discussed above in “—Sale, Exchange or Other Disposition of Stock.” The redemption will be treated as a sale or exchange if it (i) is “substantially disproportionate,” (ii) constitutes a complete termination of the U.S. Holder’s stock interest in us or (iii) is not “essentially equivalent to a dividend,” each within the meaning of Section 302(b) of the Code. In determining whether any of the alternative tests of Section 302(b) of the Code is met, shares of our capital stock actually owned, as well as shares considered to be owned by the U.S. Holder by reason of certain constructive ownership rules, must be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to a particular holder of the stock will depend on that holder’s particular facts and circumstances as of the time the determination is made, U.S. Holders should consult their own tax advisors to determine their tax treatment of a redemption of stock in light of their own particular investment circumstances.

PFIC Rules

Special United States federal income tax rules apply to you if you hold stock in a non-United States corporation that is classified as a “passive foreign investment company” (or “PFIC”) for United States federal income tax purposes. We generally, we will be treated as a PFIC in any taxable year in which, after applying certain look-through rules, either:

(a) at least 75% of our gross income for such taxable year consists of “passive income” (e.g., dividends, interest, capital gains and rents derived other than from the active conduct of a rental business); or

(b) at least 50% of the average value of our assets during such taxable year consists of “passive assets” (i.e., assets that produce, or are held for the production of, passive income).

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income we earn, or are deemed to earn, in connection with the performance of services will not constitute passive income. By contrast, rental income will generally constitute passive income (unless we are treated under certain special rules as deriving our rental income from the active conduct of a trade or business).

Because we have chartered all of our vessels to unrelated charterers on the basis of period time and spot time charter contracts (and not on the basis of bareboat charters) and because we expect to continue to do so, we believe that it is more likely than not that we were not a PFIC for the most recently ended taxable year and expect that it is more likely than not that we will not be a PFIC for our current taxable year or in the foreseeable future. We believe it is more likely than not that our gross income derived from our time charter activities constitutes active service income (as opposed to passive rental income) and, as a result, that our vessels constitute active assets (as opposed to passive assets) for purposes of determining whether we were or will be a PFIC. However, because a determination of whether a company is a PFIC must be made annually after the end of each taxable year and our PFIC status for each taxable year will depend on facts, including the composition of our income and assets and the value of our assets (which may be determined in part by reference to the market value of our Common Stock and Preferred Shares) at such time, there can be no assurance that the Company will not be a PFIC for the current or any future taxable year. We believe there is legal authority supporting this position, consisting of case law and United States Internal Revenue Service (“IRS”) pronouncements concerning the characterization of income derived from time charters as service income for other tax purposes. However, there is no legal authority specifically relating to the statutory provisions governing PFICs or relating to circumstances substantially similar to ours. Moreover, in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit held, contrary to the position of the IRS in that case, and for purposes of a different set of rules under the Code unrelated to the PFIC rules, that income received under a time charter of vessels should be treated as rental income rather than services income. If the reasoning of the Fifth Circuit case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time chartering activities would be treated as rental income, and we would probably be a PFIC. The IRS has stated that it disagrees with the holding in Tidewater and has specified that income from period time charters should be treated as services income. However, the IRS’ statement with respect to the Tidewater decision was an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers.

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

Taxation of U.S. Holders That Make a Timely QEF Election

If we were treated as a PFIC, and if you make a timely election to treat us as a “Qualified Electing Fund” for United States tax purposes (a “QEF Election”) for our first taxable year as a PFIC in which you held (or is deemed to have held) our stock, you would be required to report each year your allocable share of our ordinary earnings and our net capital gain for our taxable year that ends with or within your taxable year, regardless of whether we make any distributions to you. Such income inclusions would not be eligible for the preferential tax rates applicable to “qualified dividend income.” Your adjusted tax basis in our stock would be increased to reflect such taxed but undistributed earnings and profits. Distributions of earnings and profits that had previously been taxed would result in a corresponding reduction in your adjusted tax basis in our stock and would not be taxed again upon distributions. You would generally recognize capital gain or loss on the sale, exchange or other disposition of our stock. Even if you make a QEF Election for one of our taxable years, if we were a PFIC for a prior taxable year during which you held our stock and for which you did not make a timely QEF Election, you would also be subject to the more adverse rules described below under “—Taxation of U.S. Holders That Make No Election” unless you make a purging election under the PFIC rules.
You would make a QEF Election with respect to any year that our company is treated as a PFIC by completing and filing IRS Form 8621 with your United States income tax return in accordance with the relevant instructions. If we were to become aware that we were to be treated as a PFIC for any taxable year, we would notify all U.S. Holders of such treatment and would provide all necessary information to any U.S. Holder who requests such information in order to make the QEF election described above, but there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided or that we will timely provide such required information.

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

(2) the amount allocated to your taxable year in which you received the excess distribution or recognized the gain, or to the portion of your holding period before the first day of our first taxable year in which we are a PFIC, would be taxed as ordinary income; and

(3) the amount allocated to each of your other taxable years (or portion thereof) and included in your holding period would be subject to tax at the highest rate of tax in effect for that year, and applicable to you, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year, in each case without regard to your other items of income and loss for that year.

If an individual dies while owning our stock, the individual’s successor generally would not receive a step-up in tax basis with respect to such stock for United States tax purposes, in each case without regard to your other items of income and loss for that year.

Non-U.S. Holders

You are a “Non-U.S. Holder” if you are a beneficial owner of our stock (other than a partnership or other entity or arrangement classified as a partnership for United States tax purposes) and you are not a U.S. Holder. The rest of this section entitled “Non-U.S. Holder” assumes that you are a Non-U.S. Holder.

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

Sale, Exchange or Other Disposition of Our Stock

You generally will not be subject to United States income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our stock, unless:

(a) the gain is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to that gain, that gain generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States; or

(b) you are an individual who is present in the United States for 183 days or more during the taxable year of the sale, exchange or other disposition and certain other conditions are met.

If you are engaged in a United States trade or business for United States tax purposes, you will be subject to United States tax with respect to your income from our stock (including dividends and the gain from the sale, exchange or other disposition of the stock) that is effectively connected with your conduct of that trade or business in the same manner as if you were a U.S. Holder. In addition, if you are a corporate Non-U.S. holder, your earnings and profits that are attributable to the effectively connected income (subject to certain adjustments) may be subject to an additional United States branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

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

U.S. Holders who are individuals generally will be required to report certain information with respect to an interest in our stock by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in our stock. These requirements are subject to exceptions, including an exception for shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) held by the U.S. Holder (and, as applicable, by his or her spouse) does not exceed a specified minimum amount.

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

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by accurately completing and timely filing a refund claim with the IRS and furnishing any required information. You should consult your own tax advisor regarding the application of the backup withholding and information reporting rules.

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

During the year ended December 31, 2023 we entered into certain interest rate derivative contracts which were all terminated during the same year for which we received an aggregate payment of $0.33 million. We did not have any outstanding interest rate derivatives and we did not enter into any interest rate derivative contracts during the year ended December 31, 2024. During the year ended December 31, 2025 we entered into certain interest rate derivative contracts. The total notional principal amount of these swaps as of December 31, 2025 was $50.0 million. The swaps have specified rates and durations. Refer to the table in Note 11 of the consolidated financial statements included elsewhere in this annual report which summarizes the interest rate swaps in place as of December 31, 2025. Under these transactions, the counterparty bank effects quarterly floating-rate payments to us for the relevant amount based on based on the three-month SOFR and we make quarterly payments to the bank on the relevant amount at the respective fixed rates. We may enter into additional interest rate swap agreements in order to manage future interest costs and the risk associated with changing interest rates. We entered into these interest rate swap agreements to mitigate our exposure to interest rate fluctuations and at a time when we believed long-term interest rates were reasonably low. None of our interest rate swap meets hedge accounting criteria under accounting guidance relating to Derivatives and Hedging. Although we are exposed to credit-related losses in the event of non-performance in connection with such swap agreements, because the counterparties are major financial institutions, we consider the risk of loss due to their nonperformance to be minimal. Through these swap transactions, we effectively hedged the interest rate exposure of 12.26% of our loans outstanding as of December 31, 2025, which bear interest at SOFR.

The following table sets forth the sensitivity of our existing loans as of December 31, 2025, as to a 100 basis point increase in SOFR, taking into account our interest rate swap agreements that are currently in place, during the next five years, and reflects the additional interest expense.

Year	Amount
2026	$3.1	million
2027	2.7	million
2028	2.3	million
2029	1.5	million
2030	$1.5	million

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

Our FFA derivatives do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in earnings. During the year ended December 31, 2024, we entered into a certain number of FFA on the Capesize index, all maturing in 2024. For the year ended December 31, 2024, we incurred net loss on FFAs of $0.5 million and as of December 31, 2024, we did not have any FFA derivatives outstanding. During the year ended December 31, 2025, we did not enter into any FFA derivatives and as of December 31, 2025, we did not have any FFA derivatives outstanding.

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

We used these bunker swaps as an economic hedge to reduce the risk on bunker price differentials. Our bunker swaps do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in earnings. Bunker swaps are treated as assets/liabilities until they are settled. For the year ended December 31, 2024 we incurred a net gain of $0.2 million. During the year ended December 31, 2024, we did not enter into any bunker swaps, and as of December 31, 2024 we did not have any bunker swaps outstanding as all then existing bunker swaps matured in 2024. During the year ended December 31, 2025, we did not enter into any new bunker swaps and as of December 31, 2025, we did not have any bunker swaps outstanding.

Foreign Currency Exchange Risk

We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2025 we incurred approximately 21.8% of our vessel operating expenses in currencies other than the U.S. dollar and the vast majority of our management fees to our Managers in currencies other than the U.S. dollar. The interest on our €100.0 million bond is also payable in EUR. As of December 31, 2025, approximately 29.7% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar and were subject to exchange rate risk, as their value fluctuates with changes in exchange rates.

A hypothetical 10.0% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2025, would have increased our vessel operating expenses by approximately $2.1 million, our management fees to our Managers by approximately $2.4 million, our bond interest by approximately $0.3 million and the fair value of our outstanding accounts payable by approximately $0.3 million.

As of December 31, 2025, the majority of our outstanding contractual obligations to our Managers were denominated in Euros, equivalent to $35.5 million. The USD equivalent of the €100.0 million bond as of December 31, 2025 was $117.4 million. In order to mitigate the risk from exchange rate fluctuations, we have entered into several currency forward agreements in the relation to the redemption of the bond principal for a total of €55.0 million at an average rate of 1.0717 EUR/USD. A hypothetical 10% immediate adverse move in the Euro exchange rate from the rate in effect as of December 31, 2025, would have increased our outstanding contractual obligations to our Managers by approximately $3.5 million and to the bond holders by approximately $5.7 million, taking into account the outstanding forward currency agreements. We may not enter into additional foreign exchange forward agreements in the future in relation to the expenditures denominated in Euros.

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

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2025. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include without limitation controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2025.

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

 In making its assessment of our internal control over financial reporting as of December 31, 2025, management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013 (“COSO”).

 Management concluded that, as of December 31, 2025, our internal control over financial reporting was effective. Deloitte Certified Public Accountants S.A. (“Deloitte”), our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2025 which is reproduced in its entirety in Item 15(c) below.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 has been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Safe Bulkers, Inc.
Majuro, Republic of the Marshall Islands

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Safe Bulkers, Inc. and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated March 4, 2026, expressed an unqualified opinion on those financial statements.

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
March 4, 2026

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

We have adopted a Code of Business Conduct and Ethics for all officers and employees of our company, which incorporates a Code of Ethics for directors and a Code of Conduct for corporate officers, a copy of which is posted on our website, and may be viewed at http://www.safebulkers.com/corp_ethics.htm. We will also provide a paper copy of this document free of charge upon written request by our shareholders. shareholders may direct their requests to the attention of Dr. Loukas Barmparis, Secretary, Safe Bulkers, Inc., e-mail: directors@safebulkers.com, telephone: +30 2111 888 400, +357 25 887 200. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2025.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees billed to the Company for the fiscal years ended December 31, 2025 and 2024 by the Company’s principal accounting firm, Deloitte Certified Public Accountants S.A., (PCAOB number 1163) and its affiliates, an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, Limited, by the category of service, were as follows:

	2024	2025
	(in thousands)
Audit fees	$427	$437
Audit related fees	11	28
All other fees	46	91
Total fees	$484	$556

Audit fees represent compensation for professional services rendered for the integrated audit of the consolidated financial statements of the Company and for the review of the quarterly financial information as well as in connection with the review of the Annual Report, review of registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filing. Audit fees also include compensation for professional services rendered for the audit and review of the financial statements of a subsidiary of Safe Bulkers, provided by an affiliate of Company’s principal accountant. Audit related fees represent compensation for professional services rendered relating to the public offering and listing on the Athens Stock Exchange of unsecured bond by a subsidiary of Safe Bulkers. There were no fees relating to Tax fees. All other fees represent fees for professional services rendered in connection with the review of the sustainability report of the Company, cybersecurity services and subscription services.

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

Preferred Stock

In March 2022, the Company issued a notice of redemption of 1,492,554 of the outstanding Series C Preferred Shares. The redemption was completed on April 29, 2022, at a redemption price of $25.00 per Series C Preferred Share plus all accumulated and unpaid dividends to, but excluding, the redemption date. Following the redemption, there were 804,950 Series C Preferred Shares outstanding, as of December 31, 2024 and as of December 31, 2025.

Common Stock

In June 2022, the Company implemented a new program for the repurchase of an amount up to 5,000,000 shares of its Common Stock. In March 2023, the Company announced an increase of the June 2022 share repurchase program, authorizing the Company to purchase up to a total of 10,000,000 shares of the Company’s Common Stock. All shares of Common Stock repurchased under the June 2022 and March 2023 share repurchase programs have been canceled. In May 2023, the Company announced a new program for the repurchase of up to 5,000,000 shares of its Common Stock. In July 2023, the Company terminated the program, having repurchased and canceled an amount of 139,891 shares of Common Stock. In November 2023, we authorized a repurchase program for up to 5,000,000 shares of Common Stock. In April 2024, the Company terminated the program, having repurchased and canceled an amount of 4,860,953 shares of Common Stock. In November 2024, we authorized an additional repurchase program for the repurchase of up to 5,000,000 shares of its Common Stock. In December 2024, the Company terminated the program, having repurchased and canceled an amount of 1,488,690 shares of Common Stock. In February 2025, we authorized a repurchase program for up to 3,000,000 shares of Common Stock. The program was completed in April 2025, and an amount of 3,000,000 shares of common stock was repurchased and canceled pursuant to it. In December 2025, we authorized a repurchase program for up to 10,000,000 shares of Common Stock. The program supersedes any prior repurchase program of the Company. As of March 4, 2026, the Company had repurchased and cancelled an amount of 91,443 shares of Common Stock under the repurchase program.

Purchases under the previously announced repurchase programs were made in the open market and in compliance with applicable laws and regulations. Details on the shares purchased under such program as of March 4, 2026, are set forth in the table below:

Period	Total Number of Shares of Common Stock Purchased (a)	Average Price Paid per Share of Common Stock	Total Number of Common Shares Purchased as Part of Publicly Announced Plan or Programs
January 2025	—	—	—
February 2025	30,059	3.77	30,059
March 2025	1,256,533	3.75	1,286,592
April 2025	1,713,408	3.42	3,000,000
May 2025	—	—	3,000,000
June 2025	—	—	3,000,000
July 2025	—	—	3,000,000
August 2025	—	—	3,000,000
September 2025	—	—	3,000,000
October 2025	—	—	3,000,000
November 2025	—	—	3,000,000
December 2025	68,993	4.82	3,068,993
Total	3,068,993	3.59	3,068,993
January 2026	22,450	4.82	22,450
February 2026	—	—	22,450
March 2026	—	—	22,450
Total	22,450	4.82	22,450
Total	3,091,443	3.60	3,091,443

(a) All purchases were made on the open market in accordance with Rule 10b-18 and Rule 10b5-1 under the Exchange Act.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Risk Management and Strategy

Our organization integrates cybersecurity risk management into our overall risk management strategy. Our enterprise risk management includes an integrated quarterly risk assessment procedure to identify and address material risks to the Company's information technology infrastructure. This includes conducting periodic risk assessments to identify potential cybersecurity threats, using input from external cybersecurity resources as appropriate, and evaluation of cybersecurity risks associated with third-party service providers. Our cybersecurity program includes risk-based policies, standards and procedures designed to manage material cybersecurity risks and evolving threats. We use a layered security approach and periodically evaluate control effectiveness through activities such as penetration testing and simulations. We leverage third-party security monitoring and response services to support our cybersecurity operations. We provide periodic cybersecurity awareness training for employees. We also maintain cybersecurity insurance; however, such insurance may be subject to coverage limits, exclusions, and deductibles and may not cover all losses or liabilities arising from a cybersecurity incident.

Governance

Our Board of Directors, through its Audit Committee, oversees cybersecurity risk management and receives periodic updates from management. In 2024, we appointed a certified Information Security Manager responsible for overseeing our information security and cybersecurity programs and providing periodic updates to the Audit Committee. Management is responsible for implementing cybersecurity controls, monitoring for and responding to incidents, and escalating cybersecurity matters to the Audit Committee as appropriate.

As of the date of this report, based on management’s assessment, we are not aware of any cybersecurity incidents that have materially affected, or are reasonably likely to materially affect, the Company, including our business strategy, results of operations, or financial condition.

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

Reference is made to pages F-1 through F-34 incorporated herein by reference.

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
101
The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, formatted in lnline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets as of December 31, 2024 and 2025; (ii) Consolidated Statements of Income for the years ended December 31, 2023, 2024 and 2025; (iii) Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2023, 2024 and 2025; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2024 and 2025; and (v) Notes to Consolidated Financial Statements

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

	By:	/s/ KONSTANTINOS ADAMOPOULOS
March 4, 2026		Name: Konstantinos Adamopoulos
Title: Chief Financial Officer and Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Safe Bulkers, Inc.
Majuro, Republic of the Marshall Islands.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Safe Bulkers Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of income, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matter Description

The Company’s evaluation of its vessels for impairment involves an initial assessment of each vessel to determine whether events or changes in circumstances exist that may indicate that the carrying amount of the vessel is greater than its fair value and may no longer be recoverable. As at December 31, 2025, 5 out of 45 vessels had impairment indications.

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

2.Considering the consistency of the assumptions used in the future charter rates, including scrubber premium, with evidence obtained in other areas of the audit. This included internal communications by management to the board of directors and external communications by management to analysts.

3.Evaluating management’s ability to accurately forecast by comparing actual results to management’s historical forecasts.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

March 4, 2026

We have served as the Company’s auditor since 2007.

SAFE BULKERS, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2024 AND 2025
(In thousands of U.S. Dollars, except for share and per share data)

		December 31,
	Notes	2024	2025
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$81,083	$141,579
Time deposits		44,339	11,569
Accounts receivable		13,346	8,854
Due from Managers	3	829	2,320
Inventories		14,883	19,005
Derivative assets	11	—	6,485
Accrued revenue	15	903	615
Restricted cash		3,000	—
Prepaid expenses and other current assets		7,008	5,363
Short term investment		—	4,811
Total current assets		165,391	200,601
FIXED ASSETS:
Vessels, net	4	1,144,318	1,105,584
Advances for vessels	5	85,204	87,299
Total fixed assets		1,229,522	1,192,883
OTHER NON CURRENT ASSETS:
Restricted cash		7,475	9,675
Derivative assets	11	672	—
Other non current assets		36	23
Total assets		1,403,096	1,403,182
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	6	58,191	42,371
Unearned revenue	15	6,538	5,224
Trade accounts payable		9,903	13,370
Accrued liabilities	12	11,807	7,858
Derivative liabilities	11	—	208
Due to Managers	3	33	27
Total current liabilities		86,472	69,058
Long-term debt, net	6	478,450	497,772
Unearned revenue	15	2,624	2,313
Derivative liabilities	11	1,419	27
Other liabilities		2,513	3,305
Total liabilities		571,478	572,475
COMMITMENTS AND CONTINGENCIES	8
SHAREHOLDERS’ EQUITY:
Common stock, $0.001 par value; 200,000,000 authorized, 105,288,996 and 102,259,402 issued and outstanding at December 31, 2024 and 2025, respectively	7	105	102
Preferred stock, $0.01 par value; $20,000,000 authorized, 804,950 and 804,950 Series C Preferred Shares, 3,195,050 and 3,195,050 Series D Preferred Shares, issued and outstanding at December 31, 2024 and 2025, respectively	7	40	40
Additional paid in capital		324,137	313,276
Retained earnings		507,336	517,289
Total shareholders’ equity		831,618	830,707
Total liabilities and shareholders’ equity		1,403,096	1,403,182
            The accompanying notes are an integral part of these consolidated financial statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In thousands of U.S. Dollars, except for share and per share data)

	Years Ended December 31,
	Notes	2023	2024	2025
REVENUES:
Revenues	9	$295,393	$320,679	$288,131
Commissions		(10,992)	(13,046)	(12,394)
Net revenues		$284,401	$307,633	$275,737
EXPENSES:
Voyage expenses		(21,666)	(16,728)	(19,451)
Vessel operating expenses	10	(89,201)	(92,601)	(97,347)
Depreciation and amortization	4	(54,129)	(58,135)	(59,878)
General and administrative expenses
- Management fee to related parties	3,14	(19,199)	(21,357)	(24,051)
- Company administration expenses	14	(4,564)	(5,678)	(5,802)
Other operating expense		(1,869)	(1,262)	(3,837)
Gain on sale of assets	16	10,375	16,555	4,596
Operating income		$104,148	$128,427	$69,967
OTHER (EXPENSE)/INCOME:
Interest expense	6	(24,707)	(31,375)	(30,343)
Other finance cost		(756)	(618)	(712)
Interest income		2,497	3,396	5,120
Gain/(loss) on derivatives	11	523	(3,670)	7,325
Foreign currency (loss)/gain		(1,873)	4,172	(10,044)
Amortization and write-off of deferred finance charges		(2,481)	(2,956)	(2,750)
Net income		$77,351	$97,376	$38,563
Less preferred dividend attributable to preferred shareholders		8,000	8,000	8,000
Net income available to common shareholders		$69,351	$89,376	$30,563
Earnings per share in U.S. Dollars, basic and diluted	18	$0.61	$0.83	$0.30
Weighted average number of shares, basic and diluted		113,619,092	107,576,009	103,038,189

The accompanying notes are an integral part of these consolidated financial statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS
OF SHAREHOLDERS’ EQUITY FOR THE YEARS
ENDED DECEMBER 31, 2023, 2024 AND 2025
(In thousands of U.S. Dollars)

	Common Stock	Preferred Stock	Additional Paid in Capital	Retained Earnings	Total
Balance as of January 1, 2023	$119	$40	$378,968	$392,789	$771,916
Net income	—	—	—	77,351	77,351
Repurchase and cancellation of common stock	(7)	—	(26,215)	—	(26,222)
Share based compensation	—	—	144	—	144
Common share dividends declared and paid ($0.20 per share of common stock)	—	—	—	(22,678)	(22,678)
Preferred share dividends declared and paid ($2.00 per share of preferred C shares and $2.00 per share of preferred D shares)	—	—	—	(8,000)	(8,000)
Balance at December 31, 2023	$112	$40	$352,897	$439,462	$792,511
Net income	—	—	—	97,376	97,376
Repurchase and cancellation of common stock	(7)	—	(28,910)	—	(28,917)
Share based compensation	—	—	150	—	150
Common share dividends declared and paid ($0.20 per share of common stock)	—	—	—	(21,502)	(21,502)
Preferred share dividends declared and paid ($2.00 per share of preferred C shares and $2.00 per share of preferred D shares)	—	—	—	(8,000)	(8,000)
Balance at December 31, 2024	$105	$40	$324,137	$507,336	$831,618
Net income	—	—	—	38,563	38,563
Repurchase and cancellation of common stock	(3)	—	(11,011)	—	(11,014)
Share based compensation	—	—	150	—	150
Common share dividends declared and paid ($0.20 per share of common stock)	—	—	—	(20,610)	(20,610)
Preferred share dividends declared and paid ($2.00 per share of preferred C shares and $2.00 per share of preferred D shares)	—	—	—	(8,000)	(8,000)
Balance at December 31, 2025	$102	$40	$313,276	$517,289	$830,707

The accompanying notes are an integral part of these consolidated financial statements.

SAFE BULKERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(In thousands of U.S. Dollars)

	December 31,
	2023	2024	2025
Cash Flows from Operating Activities:
Net Income	$77,351	$97,376	$38,563
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	54,129	58,135	59,878
Gain on sale of assets	(10,375)	(16,555)	(4,596)
Unrealized loss on inventory valuation	1,869	1,262	3,837
Amortization and write-off of deferred finance charges	2,481	2,956	2,750
Unrealized (gain)/loss on derivatives	(204)	2,898	(6,997)
Unrealized foreign exchange loss/(gain)	882	(5,784)	13,111
Share based compensation	144	150	150
Change in:
Accounts receivable	(2,311)	(4,560)	4,492
Due from Managers	8	(815)	(1,491)
Inventories	(683)	928	(7,959)
Accrued revenue	323	(339)	288
Prepaid expenses and other current assets	(849)	(395)	1,645
Due to Managers	(58)	33	(6)
Trade accounts payable	385	(1,116)	3,520
Accrued liabilities	160	4,666	(4,073)
Non current assets & Other liabilities	1,704	(3,443)	805
Unearned revenue	(2,749)	(4,939)	(1,625)
Net Cash Provided by Operating Activities	$122,207	$130,458	$102,292
Cash Flows from Investing Activities:
Vessel advances	(209,103)	(144,775)	(41,992)
Proceeds from sale of assets	30,773	77,996	23,389
Acquisition of short term investment	—	—	(4,811)
Increase in bank time deposits	(52,870)	(81,988)	(118,698)
Maturity of bank time deposits	79,474	77,035	151,812
Net Cash (Used in)/Provided by Investing Activities	$(151,726)	$(71,732)	$9,700
Cash Flows from Financing Activities:
Proceeds from long-term debt	255,200	248,300	214,950
Principal payments of long-term debt	(165,226)	(212,140)	(225,486)
Dividends paid	(30,678)	(29,502)	(28,610)
Payment of deferred financing costs	(2,846)	(2,844)	(2,211)
Other financing liability payments	(1,087)	(755)	—
Repurchase of common stock	(26,222)	(28,917)	(11,014)
Net Cash Provided by/(Used in) Financing Activities	$29,141	$(25,858)	$(52,371)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(378)	32,868	59,621
Effect of exchange rate changes on cash, cash equivalents and restricted cash	353	(371)	75
Cash, cash equivalents and restricted cash at beginning of year	$59,086	$59,061	$91,558
Cash, cash equivalents and restricted cash at end of year	$59,061	$91,558	$151,254
Supplemental cash flow information:
Cash paid for interest (excluding capitalized interest):	22,340	29,452	35,195

Non Cash Investing and Financing Activities:
Unpaid financing fees	103	150	181
Unpaid capital expenditures	842	136	176
Reconciliation of Cash, Cash Equivalents and Restricted Cash:
Cash and cash equivalents	48,191	81,083	141,579
Restricted cash – Current assets	2,020	3,000	—
Restricted cash – Non current assets	8,850	7,475	9,675
Cash, cash equivalents and restricted cash shown in the statement of cash flows	$59,061	$91,558	$151,254
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

Polys Hajioannou, by virtue of shares owned indirectly through various private entities, owns or controls 47.31% of our outstanding common stock and is the largest shareholder of Safe Bulkers and as a result has significant influence on the outcome of matters on which shareholders are entitled to vote, including the election of the entire board of directors and other significant corporate actions.

Since Safe Bulkers’ initial public offering in 2008, Safe Bulkers has successfully completed five additional public common stock offerings, three preferred stock offerings and an unsecured bond issuance, and it partially completed an “at-the-market” common stock equity offering program (the “ATM Program”).

As of December 31, 2025, Safe Bulkers held 60 wholly owned companies (which are referred to herein as “Subsidiaries”) which together owned and operated a fleet of 45 drybulk vessels and were scheduled to acquire six additional newbuild vessels (the “Newbuilds”). Safe Bulkers and its Subsidiaries are collectively referred to in the notes to the consolidated financial statements as the “Company”.

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

Subsidiary	Vessel Name	Type	Built(4)
Glovertwo Shipping Corporation (“Glovertwo”)(2)	Zoe	Panamax	July 2013
Stalem Shipping Corporation (“Stalem”)(2)(8)	Koulitsa 2	Panamax	February 2013
Shikokutessera Shipping Inc. (“Shikokutessera”)(2)	Kypros Land	Panamax	January 2014
Shikokupente Shipping Inc. (“Shikokupente”)(2)	Kypros Sea	Panamax	March 2014
Gloverfour Shipping Corporation (“Gloverfour”)(2)	Kypros Bravery	Panamax	January 2015
Shikokuokto Shipping Corporation (“Shikokuokto”)(2)	Kypros Sky	Panamax	March 2015
Gloverfive Shipping Corporation (“Gloverfive”)(2)	Kypros Loyalty	Panamax	June 2015
Marilem Shipping Corporation (“Marilem”)(2)(6)(8)	Kypros Spirit	Panamax	July 2016
Vassone Shipping Corporation (“Vassone”)(2)	Pedhoulas Commander	Kamsarmax	May 2008
Youngtwo Shipping Corporation (“Youngtwo”)(2)	Pedhoulas Rose	Kamsarmax	January 2017
Pinewood Shipping Corporation (“Pinewood”)(2)	Pedhoulas Cedrus	Kamsarmax	June 2018
Agros Shipping Corporation (“Agros”) (2)	Vassos	Kamsarmax	May 2022
Yasudyo Shipping Corporation (“Yasudyo”)(2)	Pedhoulas Trader	Kamsarmax	September 2023
Shimafive Shipping Corporation (“Shimafive”)(2)	Morphou	Kamsarmax	October 2023
Shimaeight Shipping Corporation (“Shimaeight”)(2)	Rizokarpaso	Kamsarmax	November 2023
Shimasix Shipping Corporation (“Shimasix”)(2)	Ammoxostos	Kamsarmax	January 2024
Shimaseven Shipping Corporation (“Shimaseven”)(2)	Kerynia	Kamsarmax	January 2024

Subsidiary	Vessel Name	Type	Built(4)
Georgos Shipping Corporation (“Georgos”)(2)	Pedhoulas Farmer	Kamsarmax	July 2024
Agonistis Shipping Corporation (“Agonistis”)(2)	Pedhoulas Fighter	Kamsarmax	October 2024
Shimanine Shipping Corporation (“Shimanine”)(2)	Efrossini	Kamsarmax	April 2025
Marinouki Shipping Corporation (“Marinouki”)(1)	Marina	Post-Panamax	January 2006
Vasstwo Shipping Corporation (“Vasstwo”)(1)	Xenia	Post-Panamax	August 2006
Soffive Shipping Corporation (“Soffive”)(1)	Sophia	Post-Panamax	June 2007
Eniaprohi Shipping Corporation (“Eniaprohi”)(1)	Eleni	Post-Panamax	November 2008
Eniadefhi Shipping Corporation (“Eniadefhi”)(1)	Martine	Post-Panamax	February 2009
Maxdodeka Shipping Corporation (“Maxdodeka”)(1)	Andreas K	Post-Panamax	September 2009
Pentakomo Shipping Corporation (“Pentakomo”)(2)	Agios Spyridonas	Post-Panamax	January 2010
Maxdeka Shipping Corporation (“Maxdeka”)(2)	Venus Heritage	Post-Panamax	December 2010
Shikoku Friendship Shipping Company (“Shikoku”)(2)	Venus History	Post-Panamax	September 2011
Maxenteka Shipping Corporation (“Maxenteka”)(2)	Venus Horizon	Post-Panamax	February 2012
Vaslem Shipping Corporation (“Vaslem”)(2)(8)	Venus Harmony	Post-Panamax	November 2013
Shikokuepta Shipping Inc. (“Shikokuepta”)(2)	Troodos Sun	Post-Panamax	January 2016
Kastrolem Shipping Corporation (“Kastrolem”)(2)(8)	Troodos Air	Post-Panamax	March 2016
Monagrouli Shipping Corporation (“Monagrouli”)(2)	Troodos Oak	Post-Panamax	April 2020
Lofou Shipping Corporation (“Lofou”)(2)	Climate Respect	Post-Panamax	July 2022
Gloverthree Shipping Corporation (“Gloverthree”)(2)	Climate Ethics	Post-Panamax	January 2023
Gloverseven Shipping Corporation (“Gloverseven”)(2)	Climate Justice	Post-Panamax	June 2023
Shikokuennia Shipping Corporation (“Shikokuennia”)(2)	Mount Troodos	Capesize	November 2009
Maxpente Shipping Corporation (“Maxpente”)(1)	Kanaris	Capesize	March 2010
Eptaprohi Shipping Corporation (“Eptaprohi”)(1)	Pelopidas	Capesize	November 2011
Metamou Shipping Corporation (“Metamou”)(2)	Stelios Y	Capesize	March 2012
Armonikos Shipping Corporation (“Armonikos”)(2)	Michalis H	Capesize	March 2012
Kyotofriendo One Shipping Corporation (“Kyotofriendo One”)(2)	Aghia Sofia	Capesize	March 2012
Staloudi Shipping Corporation (“Staloudi”)(1)	Maria	Capesize	January 2014
Maxtessera Shipping Corporation (“Maxtessera”)(2)	Lake Despina	Capesize	January 2014
Shimaten Shipping Corporation (“Shimaten”)(2)(4)	TBN - H 11166	Kamsarmax	Q2 2026
Shimaeleven Shipping Corporation (“Shimaeleven”)(2)(4)	TBN - H 11167	Kamsarmax	Q3 2026
Yasutria Shipping Corporation (“Yasutria”)(2)(4)	TBN - H S6303	Kamsarmax	Q4 2026
Kypriakes Aktes Inc. (“Kypriakes Aktes”)(2)(4)(13)	TBN - H SS386	Kamsarmax	Q4 2026
Kypriakes Grammes Inc. (“Kypriakes Grammes”)(2)(4)(13)	TBN - H SS387	Kamsarmax	Q1 2027
Shimatwelve Shipping Corporation (“Shimatwelve”)(2)(4)	TBN - H 11202	Kamsarmax	Q1 2027
Newpemer Shipping Corporation (“Newpemer”)(2)(4)(19)	TBN - H 1419	Kamsarmax	Q3 2028
Newpelea Shipping Corporation (“Newpelea”)(2)(4)(20)	TBN - H 1420	Kamsarmax	Q1 2029
Safe Bulkers Participations Plc. ("Safe Bulkers Participations")(3)	—	—	—
Avstes Shipping Corporation (“Avstes”)(1)(17)	—	—	—
Gloversix Shipping Corporation (“Gloversix”)(2)(6)	—	—	—
Kerasies Shipping Corporation (“Kerasies”)(1)(11)(17)	—	—	—
Kyotofriendo Two Shipping Corporation (“Kyotofriendo Two”)(2)(7)	—	—	—
Marathassa Shipping Corporation (“Marathassa”)(1)(5)(17)	—	—	—
Marindou Shipping Corporation (“Marindou”)(1)(17)	—	—	—
Maxdekatria Shipping Corporation (“Maxdekatria”)(1)(14)(17)	—	—	—
Maxeikosi Shipping Corporation (“Maxeikosi”)(1)(17)	—	—	—

Subsidiary	Vessel Name	Type	Built(4)
Maxeikosiena Shipping Corporation (“Maxeikosiena”)(1)(17)	—	—	—
Maxeikositria Shipping Corporation (“Maxeikositria”)(1)(17)	—	—	—
Maxeikositessera Shipping Corporation (“Maxeikositessera”)(2)(10)	—	—	—
Maxeikosipente Shipping Corporation (“Maxeikosipente”)(1)(17)	—	—	—
Maxeikosiexi Shipping Corporation (“Maxeikosiexi”)(1)(17)	—	—	—
Maxeikosiepta Shipping Corporation (“Maxeikosiepta”)(1)(17)	—	—	—
Pemer Shipping Ltd. (“Pemer”)(1)(15)	—	—	—
Pelea Shipping Ltd. (“Pelea”)(1)(16)	—	—	—
Petra Shipping Ltd. (“Petra”)(1)(9)(17)	—	—	—
Shikokuexi Shipping Inc. (“Shikokuexi”)(2)	—	—	—
Youngone Shipping Corporation (“Youngone”)(2)(12)(18)	—	—	—
Napalem Shipping Corporation (“Napalem”)(2)(7)(8)(18)	—	—	—

1.Incorporated under the laws of the Republic of Liberia.
2.Incorporated under the laws of the Republic of the Marshall Islands.
3.Safe Bulkers Participations is a wholly owned subsidiary of Safe Bulkers, incorporated under the laws of the Republic of Cyprus and is the holding company of four wholly owned subsidiaries, Vaslem, Stalem, Kastrolem and Marilem. Safe Bulkers Participations has issued and listed an unsecured bond of euro 100 million on the Athens Stock Exchange. See Note 6.
4.Estimated completion date for newbuild vessels as of December 31, 2025.
5.The Company owned the Panamax class vessel Maritsa, built 2005, which was sold in February 2024 and delivered to her new owners in May 2024.
6.In February 2024, Gloversix entered into an agreement with Marilem for the sale of the Panamax class vessel Kypros Spirit, built 2016, which was delivered in March 2024.
7.In February 2024, Kyotofriendo Two entered into an agreement with Napalem for the purchase of the Panamax class vessel Paraskevi 2, built 2011, which was delivered in February 2024. Subsequently, Paraskevi 2 was sold to a third party in March 2024 and delivered to her new owners in July 2024.
8.Wholly owned subsidiary of Safe Bulkers Participations.
9.The Company owned the Kamsarmax class vessel Pedhoulas Trader, built 2006, which was sold in September 2022 and delivered to her new owners in January 2023.
10.The Company owned the Panamax class vessel Efrossini, built 2012, which was sold in March 2023 and delivered to her new owners in July 2023.
11.The Company owned the Panamax class vessel Katerina, built 2004, which was sold in November 2023 and delivered to her new owners in December 2023.
12.The Company owned the Kamsarmax class vessel Pedhoulas Cherry, built 2015, which was sold in November 2023 and delivered to her new owners in February 2024.
13.The Company entered into an agreement for the acquisition of a methanol dual fueled Kamsarmax class dry bulk newbuild vessel.
14.The Company owned the Post-Panamax class vessel Panayiota K, built 2010, which was sold in March 2024 and delivered to her new owners in April 2024.
15.The Company owned the Post-Panamax class vessel Pedhoulas Merchant, built 2010, which was sold in August 2025 and delivered to her new owners in September 2025.
16.The Company owned the Post-Panamax class vessel Pedhoulas Leader, built 2010, which was sold in July 2025 and delivered to her new owners in September 2025.
17.The Company was dissolved in August 2025.
18.The Company was dissolved in September 2025.
19.In January 2026, the Company entered into a contract for the construction and acquisition of a newbuild Kamsarmax class vessel scheduled for delivery in 2028. See subsequent events Note 19.
20.In January 2026, the Company entered into a contract for the construction and acquisition of a newbuild Kamsarmax class vessel scheduled for delivery in 2029. See subsequent events Note 19.

For the years ended December 31, 2023, 2024 and 2025 the following charterers individually accounted for more than 10% of the Company’s revenues as follows:

	December 31,
	2023	2024	2025
ADM International SARL	—%	—%	16.46%
Cargill International S.A.	16.69%	12.32%	—%
Nippon Yusen Kabushiki Kaisha	—%	12.19%	—%
Olam International Limited	10.18%	—%	—%

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

Short Term Investment: Short Term investments comprise financial instruments with original maturities of more than three months but less than one year, or investments that are intended to be realized within twelve months from the reporting date. During the year ended December 31, 2025 the Company invested in a one year $5,000 Treasury Bill at the purchase price of $4,811, which was recorded in the consolidated balance sheet at cost as the Company intended to hold the investment until its maturity on April 16, 2026. The difference between the purchase price and the maturity value is amortized over the term of the instrument and recognized as interest income in the accompanying consolidated statements of income.

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

Inventories: Inventories consist of bunkers and lubricants owned by the Company remaining on board the vessels at the end of each reporting period, which are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out method. Inventories consist of $8,578 and $12,391 of bunkers and of $6,305 and $6,614 of lubricants as of December 31, 2024 and 2025, respectively.

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

Derivative Instruments: The Company may enter into foreign exchange forward contracts, interest rate derivatives, bunker fuel price derivatives and forward freight contracts to create economic hedges for its exposure to foreign currency movement, interest rates of its loan obligations, bunker fuel consumed by its vessels and freight rates relating to the fluctuation of the vessel charter markets and on certain other obligations. When such derivatives do not qualify for hedge accounting the Company records these financial instruments in the consolidated balance sheet at their fair value as either a derivative asset or a liability, and recognizes the fair value changes thereto in the consolidated statements of income. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) until the hedged item is recognized in the consolidated statements of income. For the years ended December 31, 2023, December 31, 2024 and December 31, 2025, no derivatives were accounted for as accounting hedges.

Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and long-term loan repayment terms are described in Note 6. The Company manages its interest rate risk by entering into interest rate derivative instruments which are described in Note 11.

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
A time charter is a contract for the use of a vessel for a specific period of time and a specified daily fixed charter hire rate, or a rate linked to either the Baltic Exchange Panamax Index (“BPI”) or to the Baltic Exchange Capesize Index (“BCI”). The charter hire is generally payable in advance. The Company’s time charter agreements are classified as operating leases pursuant to ASC 842 - Leases ("ASC 842"), because (i) the vessel is an identifiable asset, (ii) the Company does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel, during the term of the contract, and derives the economic benefits from such use. Time charter revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Time charter revenues are recognized as earned on a straight-line basis over the term of the charter as service is provided. Revenues from time charter may also include, gain on fuel price differential including benefit from scrubber operation ("variable consideration"),ballast bonus, which is an amount paid by the charterer for repositioning the vessel at the charterer’s disposal (delivery point), which is recognized as revenue over the term of the charter, and other miscellaneous revenues from vessel operations.

Time charter hire is typically payable 15 or 30 days in advance as determined in the charter party agreement. On implementation of ASC 842 on January 1, 2019, the Company elected to apply a package of practical expedients under ASC 842, which allowed the Company not to reassess (i) whether any existing contracts, on the date of adoption, contained a lease, (ii) lease classification of existing leases classified as operating leases in accordance with ASC 840 and (iii) initial direct costs for any existing leases. ASC 842 also provides a practical expedient to lessors by class of underlying asset, to not separate non-

lease components from the associated lease component when the following criteria are met: (i) the timing and pattern of transfer for the lease component is the same as those for the non-lease component associated with that lease component and (ii) the lease component, if accounted for separately, would be classified as an operating lease. The Company, making use of this practical expedient for lessors, has elected not to separate the lease and non-lease components included in the time charter revenue but rather to recognize operating lease revenue as a combined single lease component for all time charter contracts as the related lease component, the hire of a vessel, and non-lease component, the fees for operating and maintaining the vessel, have the same timing and pattern of transfer (both the lease and non-lease components are earned by passage of time) and the predominant component is the lease.

Expenses relating to the Company’s time charters are vessel operating expenses and certain voyage expenses, which are paid by the Company and recognized as incurred. Vessel operating expenses that are paid by the Company include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other minor miscellaneous expenses. Voyage expenses which are also recognized as incurred by the Company include charter hire paid for charter-in vessels, cost of bunkers consumed and paid back by charterers, loss on sale of bunkers on delivery, costs for draft surveys, hold cleaning, postage, extra war risk insurance and other minor miscellaneous expenses related to the voyage. Voyage expenses relating to bunkers consumption during the ballast or off hire period period are considered contract fulfillment costs and are capitalized and amortized over the term of the charter when they meet the following criteria according to ASC 340-40-25-5: (i) the costs relate directly to a contract or to an anticipated contract that the entity can specifically identify, (ii) the costs generate or enhance resources of the entity that will be used in satisfying, or in continuing to satisfy, performance obligations in the future and (iii) the costs are expected to be recovered. Under a time charter, the charterer is responsible for paying the cost of bunkers and other voyage expenses (e.g., port expenses, agents’ fees, canal dues, extra war risks insurance and any other expenses related to the cargo). Certain voyage expenses paid by the Company such as extra war risk insurance may be recovered from the charterer; such amounts recovered are recorded as Other Income within Revenues.

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

Voyage hire is typically paid partially upon initiation of the voyage and partially upon completion of the performance obligation. During the years ended December 31, 2023, December 31, 2024 and December 31, 2025, there have been no instances where a vessel was employed under a voyage charter.

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

For our 2023, 2024 and 2025 taxable years, we believe we were exempt from U.S. federal tax on our U.S. source gross shipping income.

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

Recent Accounting Pronouncements:

Codification Improvements: In December 2025, the Financial Accounting Standards Board issued Accounting Standard Update (“ASU”) No. 2025-12, “Codification Improvements”. which provides technical corrections, clarifications, and minor updates across various Topics in GAAP to improve clarity and application without significant changes to current practices. The amendments affect all reporting entities within the scope of the guidance and cover areas such as earnings per share, leases, investments, and income taxes. They are effective for annual periods beginning after December 15, 2026 and interim periods within those years, with early adoption permitted and optional prospective or retrospective application on an issue-by-issue basis. The Company evaluated the impact of this ASU on its financial statements and determined that there is no effect on its consolidated results of operations, consolidated balance sheets or consolidated statements of cash flows.

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

3.    Transactions with Related Parties

A. The Managers

The Company enters from time to time into management agreements with the Managers for the provision of executive officers and management services to vessel-owning Subsidiaries. Pursuant to the management agreements, the vessel-owning Subsidiaries enter into separate ship management agreements with either one of the Managers under which chartering, operations, technical and accounting services are provided to the vessels. Pursuant to the management agreements, the Subsidiaries that have entered into agreements to acquire newbuild vessels are required to enter into supervision agreements with either one of the Managers. The Managers under these agreements receive fees (the “Fees”), comprising of ship management fees (the “Ship Management Fees”), supervision fees (the “Supervision Fees”) and sale and purchase commissions (the “Commissions”). The Managers are related parties that are controlled by Polys Hajioannou.

On May 29, 2018, following the expiration of the old management agreements, Safe Bulkers signed new management agreements with the Original Managers (the “Original Management Agreements”). The Original Management Agreements had an initial term of three years expiring on May 29, 2021 and could be extended for two additional terms of three years each. The fees provided by the Original Management Agreements were fixed until May 29, 2021 and could be adjusted for a subsequent term of three years each time on May 29, 2021 and May 29, 2024 upon mutual agreement with the Original Managers. On May 29, 2021, the Company and the Original Managers agreed to extend the term of the Original Management Agreements until May 29, 2024. On April 1, 2022, Safe Bulkers signed a new management agreement with the New Manager, and together with the Original Management Agreements, the "Management Agreements". On May 29, 2024, the term of the Management Agreements were extended for an additional three-year period, until May 29, 2027.

In accordance with the Management Agreements, the Managers receive:

•Ship Management Fees comprised of a daily ship management fee of €950 per vessel, payable monthly in arrears to the respective Manager and an annual ship management fee of €5,000,000 payable quarterly in arrears to one of the Managers. For the three-year period from May 29, 2021 to May 28, 2024 the daily ship management fee was €875 per vessel and the annual ship management fee was €3,500,000.
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

The Ship Management Fees are recorded in Management Fee to Related Parties within General and Administrative Expenses (refer to Note 14). The Commissions on purchase of newbuilds or second-hand vessels and the Supervision Fees are recorded initially in Advances for vessels (refer to Note 5). The Commissions on sale are recorded in Gain or Loss on sale of assets, as the case may be.
Amounts due from/to the Managers under the management agreements were $829 receivable, representing the USD equivalent value of the European Union ("EU") allowances ("EUAs"), deriving from the EU Emissions Trading System ("EU ETS"), held by our Managers on behalf of the Company, and $33 payable as of December 31, 2024 and $2,320 receivable, representing the USD equivalent value of the EUAs and the USD equivalent value of the penalties deriving from penalty mechanism (the “Fuel EU”) for the reduction of carbon content in fuels, held by our Managers on behalf of the Company, and $27 payable as of December 31, 2025.

The Fees charged by our Managers comprised the following:

	Year Ended December 31,
	2023	2024	2025
Ship Management Fees	$19,199	$21,357	$24,051
Supervision Fees	3,575	1,100	825
Commissions	2,157	2,150	610

B. Credit Facility

During 2022, Eptaprohi, Soffive, Marinouki, Marathassa, Kerasies, Pemer and Lofou entered into a credit facility (refer to Note 6) with a financial institution for an amount up to $80,000 secured by the vessels owned by the respective subsidiaries. During 2023, Eptaprohi, Soffive, Marinouki, Marathassa, Kerasies, Pemer and Lofou agreed with that financial institution the extension of the tenor by six months, from June 2028 to December 2028, and changes in the margin of the credit facility. During 2023, the vessel owned by Kerasies was released from the security package, and during 2024, the vessel owned by Marathassa was released from the security package, in both cases without any amendment to the terms of the facility. In September 2025, the vessel owned by Pemer was released from the security package and the availability of the revolving credit facility was reduced by $3,663. One of the independent members of the board of directors of the Company currently serves as the Chief Executive Officer of this financial institution. All above transactions were evaluated and approved by the board of directors of the Company excluding that independent member of the board of directors of the Company.

C. Principal Executive Office Lease

The Company leases office space from a company controlled by Polys Hajioannou, at Apt. D11, Les Acanthes, 6, Avenue des Citronniers, MC98000 Monaco, where our principal executive office is established. The office space lease contract was for a period from February, 2014 until February, 2023 with an annual lease payment initially agreed in 2014 in the amount of €63,000, adjusted annually based on the cost of construction as published in the National Institute of Statistics & Economic Studies of Monaco, plus expenses. In January, 2023, the office space lease contract was renewed with an annual lease payment in the amount of €86,400, equivalent to $101 as of December 31, 2025, adjusted annually based on the cost of construction as published in the National Institute of Statistics & Economic Studies of Monaco, plus expenses, and is recorded in “General and administrative expenses” in the Consolidated Statements of Income.

4.    Vessels, net

Vessels, net are comprised of the following:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2024	$1,551,605	$(460,087)	$1,091,518
Transfer from Advances for vessels	148,368	—	148,368
Vessels sale	(61,734)	24,301	(37,433)
Depreciation	—	(58,135)	(58,135)
Balance, December 31, 2024	$1,638,239	$(493,921)	$1,144,318
Transfer from Advances for vessels	39,937	—	39,937
Vessels sale	(53,768)	34,975	(18,793)
Depreciation	—	(59,878)	(59,878)
Balance, December 31, 2025	$1,624,408	$(518,824)	$1,105,584

Transfer from Advances for vessels represents advances paid for vessels under construction and vessels acquisitions which were delivered to the Company, completed vessel improvements in respect of ballast water treatment systems (“BWTS”), sulfur oxide exhaust gas cleaning systems (“Scrubbers”), and vessel environmental upgrades and comprised:

•During the year ended December 31, 2024: Delivery to the Company of the vessels Ammoxostos, Kerynia, Pedhoulas Fighter and Pedhoulas Farmer and BWTS and Scrubbers retrofitting and vessel improvements on several vessels; and
•During the year ended December 31, 2025: Delivery to the Company of the vessel Efrossini and vessel improvements on several vessels.

Vessel sales during the year ended December 31, 2024, represent the carrying value of the vessels Maritsa, Panayiota K and Paraskevi 2 which were sold during the year ended December 31, 2024, taking advantage of market opportunities. Vessel sales during the year ended December 31, 2025 represents the carrying value of the vessels Pedhoulas Merchant and Pedhoulas Leader which were sold during the year ended December 31, 2025, taking advantage of market opportunities.

Consistent with prior practices, we reviewed all our vessels for impairment and none were found to be impaired at December 31, 2024 and December 31, 2025.

As of December 31, 2025, 37 vessels owned by the Company with a carrying value of $870,338 had first priority mortgages registered as security for certain of the Company’s loans and credit facilities, while title of ownership is held by the relevant lender for another eight vessels with a carrying value of $235,246 to secure the relevant sale and lease back financing transactions. See further Note 6.

5.    Advances for Vessels

Advances for vessels are comprised of the following:

Balance, January 1, 2024	$89,703
Advances paid, including capitalized expenses and interest	143,869
Transferred to vessel cost (refer to Note 4)	(148,368)
Balance, December 31, 2024	$85,204
Advances paid, including capitalized expenses and interest	42,032
Transferred to vessel cost (refer to Note 4)	(39,937)
Balance, December 31, 2025	$87,299

Advances paid for vessels represent advances paid for vessel acquisitions, vessels under construction and vessel improvements and comprise payments of installments that were due to the respective shipyard or third-party sellers, capitalized interest, certain capitalized expenses and expenditures for major improvements and regulatory compliance. During the years ended December 31, 2024 and December 31, 2025, such payments were made for the following vessels:

•During the year ended December 31, 2024: advances for Ammoxostos, Kerynia, Pedhoulas Fighter, Pedhoulas Farmer, Efrossini and Hull 11167, Hull 11202, Hull 6303, Hull 386 and Hull 387 and BWTS and Scrubbers retrofitting and improvements for several vessels; and
•During the year ended December 31, 2025: advances for Efrossini and Hull 6303, Hull 11666, Hull 11667, Hull 386 and Hull 387 and improvements for several vessels.

6.    Long Term Debt

Long term debt is comprised of the following borrowings:

			December 31,
Borrower	Commencement	Maturity	2024	2025
Staloudi - Marilem - Kastrolem	April 2024	September 2025	$40,800	$—
Monagrouli	April 2020	April 2027	16,720	16,720
Pelea - Vasstwo - Eniaprohi - Vassone	December 2018	December 2028	17,750	17,750
Staloudi - Marilem - Kastrolem - Maxdeka - Shikoku - Shikokutessera - Glovertwo	September 2025	August 2030	—	77,613
Shimafive	October 2023	October 2030	22,500	21,000
Shimaseven	January 2024	January 2031	22,875	21,375
Sub Total Term Loan credit facility			$120,645	$154,458
Eptaprohi - Soffive - Marinouki - Pemer - Lofou	December 2022	December 2028	60,000	53,000
Armonikos - Metamou - Vaslem - Stalem	August 2024	August 2029	20,000	5,000
Safe Bulkers	July 2025	July 2030	—	5,000
Safe Bulkers	June 2025	June 2031	—	5,000
Pentakomo - Gloverthree - Gloverseven	June 2023	June 2031	25,000	46,250
Shimanine	September 2025	September 2032	—	7,200
Sub Total Revolving credit facility			$105,000	$121,450
Maxdeka	November 2019	August 2025	10,589	—
Shikoku	November 2019	August 2025	11,138	—
Shikokutessera	November 2019	August 2025	10,972	—
Glovertwo	November 2019	August 2025	10,200	—
Maxtessera	April 2021	October 2026	17,925	14,367
Kyotofriendo One	September 2022	September 2027	18,689	15,632
Pinewood	February 2021	February 2031	16,951	15,079
Shikokuepta	August 2021	August 2031	17,167	15,167
Agros	May 2022	May 2032	21,450	19,703
Yasudyo	September 2023	September 2033	27,251	25,452
Shimaeight	November 2023	November 2033	25,750	23,883
Shimasix	January 2024	January 2034	28,000	26,000
Sub Total Sale and leaseback financing			$216,082	$155,283
Safe Bulkers Participations	February 2022	February 2027	103,864	117,394
Sub Total Bond			$103,864	$117,394
Total			$545,591	$548,585
Current portion of long-term debt			60,799	44,849
Long-term debt			484,792	503,736
Total debt			$545,591	$548,585
Current portion of deferred financing costs			2,608	2,478
Deferred financing costs non-current			6,342	5,964
Total deferred financing costs			$8,950	$8,442
Total debt			$545,591	$548,585
Less: Total deferred financing costs			8,950	8,442
Total debt, net of deferred financing costs			$536,641	$540,143
Less: Current portion of long-term debt, net of current portion of deferred financing costs			58,191	42,371
Long-term debt, net of deferred financing costs, non-current			$478,450	$497,772

A. Term Loan Credit Facilities & Revolving Credit Facilities

During 2018, Pelea, Vasstwo, Eniaprohi and Vassone entered into a term loan credit facility with a financial institution for $47,750, secured by the vessels owned by them. The credit facility was drawn down in two tranches, a tranche of $23,075 drawn down in 2018 and a second tranche of $24,675 drawn down in 2019. During 2022, the maturity of the facility was extended to December 2028. In August 2025, the vessel owned by Pelea was released from the security package without any amendment in the credit facility.

During 2020, Monagrouli entered into a term loan credit facility with a financial institution for $26,400, regarding the newbuild vessel Monagrouli had agreed to acquire. The credit facility was drawn down in 2020 upon the delivery of the newbuild vessel.

In September 2021, Safe Bulkers amended one of its credit facilities with a financial institution and agreed to a new structure for a credit facility of $60,000 secured by the vessels owned by Eniadefhi, Maxdodeka, Gloverfour, Gloverfive and Youngone, comprising a term loan tranche of $30,000 and a reducing revolving credit facility tranche providing for a drawdown capacity of up to $30,000. In January 2024, the vessel owned by Youngone was released from the security package, and the availability of the revolving credit facility tranche was reduced by $5,000. In December 2024, the outstandings of the term loan tranche were prepaid in full and as of December 31, 2024, no amount was outstanding and an amount of $25,000 was available for drawdown under the reducing revolving credit facility tranche. In December 2024, Safe Bulkers entered into a new reducing revolving credit facility with the same financial institution for an amount of up to $100,000, to refinance the facility secured by the vessels owned by Eniadefhi, Maxdodeka, Gloverfour and Gloverfive. The new facility has a tenor of six years and is further secured by the vessels owned by Georgos and Agonistis. In June 2025 the Company amended the availability period of the facility, originally being September 2025 until May 2031, to June 2025 until March 2031. In December 2025, the Company amended the terms of the facility to incorporate a mechanism that adjusts the interest margin based on independently verified performance related to fleet carbon intensity index, measured against annual sustainability performance targets. As of December 31, 2025, an amount of $5,000 was outstanding and an amount of $92,500 was available for drawdown under the reducing revolving credit facility tranche.

In December 2021, Safe Bulkers entered into a credit facility with a financial institution for an amount up to $100,000 secured by the vessels owned by Youngtwo, Shikokupente, Maxeikositessera, Maxenteka, Maxpente and Shikokuennia, comprising a term loan tranche of $50,000 and a reducing revolving credit facility tranche providing for a drawdown capacity of up to $50,000. In July 2023, the vessel owned by Maxeikositessera was released from the security package, and in September 2023, the vessel owned by Shikokuokto was added to the security package, in both cases without any amendment of either the term loan tranche or the availability of the reducing revolving credit facility tranche. In December 2024, the outstandings of the term loan tranche were prepaid in full and as of December 31, 2024, no amount was outstanding and an amount of $50,000 was available for drawdown under the reducing revolving credit facility tranche. In July 2025, Safe Bulkers entered into a new reducing revolving credit facility with the same financial institution for an amount of up to $75,000 and a tenor of five years, which refinanced the facility secured by the vessels owned by Youngtwo, Shikokupente, Maxeikositessera, Maxenteka, Maxpente and Shikokuennia. As of December 31, 2025, an amount of $5,000 was outstanding and an amount of $66,875 was available for drawdown under this reducing revolving credit facility.

In December 2022, Eptaprohi, Soffive, Marinouki, Marathassa, Kerasies, Pemer and Lofou entered into a revolving reducing credit facility with a financial institution for an amount up to $80,000 secured by the vessels owned by them. During the year ended December 31, 2023, the maturity of the revolving reducing credit facility was extended from June 2028 to December 2028 and its margin was amended. In December 2023, the vessel owned by Kerasies was released from the security package without any amendment in the availability of the reducing revolving credit facility. In April 2024, the vessel owned by Marathassa was released from the security package without any amendment in the availability of the reducing revolving credit facility. In September 2025, the vessel owned by Pemer was released from the security package and the availability of the revolving credit facility was reduced by $3,663. As of December 31, 2025, an amount of $53,000 was outstanding and an amount of $4,798 was available for drawdown under this reducing revolving credit facility.

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

In January 2023, Pentakomo, Maxdekatria, Gloverthree,and Gloverseven entered into a credit facility with a financial institution for a reducing revolving credit facility providing for a drawdown capacity of up to $67,500, to be converted to a term loan credit facility in June 2026. The facility was made available in June 2023, upon delivery of the newbuild vessel Gloverseven had agreed to acquire. In March 2024, the vessel owned by Maxdekatria was released from the security package, and the availability of the revolving credit facility tranche was reduced by $9,050. As of December 31, 2025, an amount of $46,250 was outstanding and no amount was available for drawdown under this reducing revolving credit facility.

In April 2024, Kastrolem, Marilem, and Staloudi entered into a term loan credit facility with a financial institution for an amount up to $48,000 secured by the vessels owned by them. The credit facility was drawn down in April 2024. In April 2025, Kastrolem, Marilem, Staloudi, Maxdeka, Shikoku, Shikokutessera and Glovertwo entered into a new term loan credit facility with the same financial institution for an amount up to $84,300, secured by the vessels owned by them. The new facility was used to refinance the existing term loan credit facility secured by the vessels owned by Kastrolem, Marilem and Staloudi and to refinance the purchase of the vessels owned by Maxdeka, Shikoku, Shikokutessera and Glovertwo, which were previously under sale and leaseback financings with third parties, the relevant purchase options of which were exercised during 2024. The term loan credit facility was drawn down in September 2025.

In August 2024, Armonikos, Metamou, Vaslem and Stalem entered into a revolving reducing credit facility with a financial institution for an amount up to $50,000 secured by the vessels owned by them. As of December 31, 2025, an amount of $5,000 was outstanding and an amount of $38,750 was available for drawdown under this reducing revolving credit facility.

In July 2025, Shimanine entered into a new reducing revolving credit facility with a financial institution for an amount of up to $24,000 and a tenor of seven years, secured by the vessel owned by her. As of December 31, 2025, an amount of $7,200 was outstanding and an amount of $16,530 was available for drawdown under this reducing revolving credit facility.

B. Sale and Leaseback Financings

Sale and leaseback financing represents financing obtained from concluding an agreement to sell the vessel and then lease her back under a bareboat charter for a pre-determined period with either an obligation or an option to purchase (that is reasonably certain, at inception, will be exercised) the vessel back at the end of the respective charter period or an option to purchase the respective vessel during the charter period at predetermined purchase prices. Transactions which involve a purchase obligation (or a purchase option that is reasonably certain, at inception, that will be exercised) are treated as a failed sale and hence represent merely a financing arrangement. The above table includes eight such facilities outstanding as of December 31, 2025, whereby the relevant vessels were formerly owned by our respective subsidiaries and ownership will revert back to the Company on settlement of the outstanding amounts. Details of these facilities are as follows:

Each of Shikokutessera, Maxdeka, Shikoku and Glovertwo entered into a sale and leaseback agreement in November 2019, with third party companies, subsidiaries of a financial institution, regarding the respective vessel owned by the relevant subsidiary. Under these agreements, the respective vessel was sold and leased back on a bareboat charter basis, in the case of the vessel owned by Shikokutessera for a period of eight years, and in the case of the other three vessels for seven years, six months. Each respective subsidiary held an option to purchase back its respective vessel five years, nine months after the commencement of the respective bareboat charter. The purchase options for all four vessels were exercised in August 2024, and all four vessels were acquired back in August 2025, when all outstanding amounts under these sale and leaseback agreements were repaid.

Pinewood entered into a sale and leaseback agreement in January 2021, consummated in February 2021, with an unrelated third party, regarding the vessel owned by Pinewood. Under the agreement, the vessel was sold and leased back on a bareboat charter basis for a period of 10 years, with a purchase obligation at the end of the 10th year. Furthermore, Pinewood holds an option to purchase back the vessel after the three years of the bareboat charter, at predetermined purchase prices. In view of the obligation of Pinewood to purchase the vessel at the end of the bareboat charter, the Company has assessed that this transaction be recorded as financing transaction.

Maxtessera entered into a sale and leaseback agreement in March 2021, consummated in April 2021, with a third party company, subsidiary of a financial institution, regarding the vessel owned by Maxtessera. Under this agreement, the vessel was sold and leased back on a bareboat charter basis for a period of seven years. Maxtessera held an option to purchase back its vessel five years, six months after the commencement of the bareboat charter. The purchase option was exercised in October 2025, and the vessel will be acquired back in October 2026, when all outstanding amounts under this sale and leaseback agreement will be repaid.

Shikokuepta entered into a sale and leaseback agreement in July 2021, consummated in August 2021, with an unrelated third party, regarding the vessel owned by Shikokuepta. Under the agreement, the vessel was sold and leased back on a bareboat charter basis for a period of 10 years, with a purchase obligation at the end of the 10th year. Furthermore, Shikokuepta holds an option to purchase back the vessel after the three years of the bareboat charter, at predetermined purchase prices. In view of the obligation of Shikokuepta to purchase the vessel at the end of the bareboat charter, the Company has assessed that this transaction be recorded as financing transaction.

Agros entered into a sale and leaseback agreement in October 2020, with an unrelated third party, regarding the newbuild vessel Agros had agreed to acquire. The transaction was consummated in May 2022 upon delivery of the vessel to Agros. Under the agreement, the vessel was sold and leased back on a bareboat charter basis for a period of 10 years, with a purchase obligation at the end of the 10th year. Furthermore, Agros holds an option to purchase back the vessel after the three years of the bareboat charter, at predetermined purchase prices. In view of the obligation of Agros to purchase the vessel at the end of the bareboat charter, the Company has assessed that this transaction be recorded as a financing transaction.

Kyotofriendo One entered into a sale and leaseback agreement in September 2022 with an unrelated third party regarding the vessel owned by Kyotofriendo One. The transaction was consummated in September 2022. Under the agreement, the vessel was sold and leased back on a bareboat charter basis for a period of five years, with a purchase obligation at the end of the 5th year. Furthermore, Kyotofriendo One holds an option to purchase back the vessel after the three years of the bareboat charter, at predetermined purchase prices. In view of the obligation of Kyotofriendo One to purchase the vessel at the end of the bareboat charter, the Company has assessed that this transaction be recorded as a financing transaction.

Yasudyo entered into a sale and leaseback agreement in March 2023, with an unrelated third party, regarding the newbuild vessel Yasudyo had agreed to acquire. The transaction was consummated in September 2023 upon delivery of the vessel to Yasudyo. Under the agreement, the vessel was sold and leased back on a bareboat charter basis for a period of 10 years, with a purchase obligation at the end of the 10th year. Furthermore, Yasudyo holds an option to purchase back the vessel after the 3rd year of the bareboat charter, at predetermined purchase prices. In view of the obligation of Yasudyo to purchase the vessel at the end of the bareboat charter, the Company has assessed that this transaction be recorded as a financing transaction.

Shimaeight entered into a sale and leaseback agreement in October 2023, with an unrelated third party, regarding the newbuild vessel Shimaeight had agreed to acquire. The transaction was consummated in November 2023 upon delivery of the vessel to Shimaeight. Under the agreement, the vessel was sold and leased back on a bareboat charter basis for a period of 10 years, with a purchase obligation at the end of the 10th year. Furthermore, Shimaeight holds an option to purchase back the vessel after the three years of the bareboat charter, at predetermined purchase prices. In view of the obligation of Shimaeight to purchase the vessel at the end of the bareboat charter, the Company has assessed that this transaction be recorded as a financing transaction.

Shimasix entered into a sale and leaseback agreement in December 2023, with an unrelated third party, regarding the newbuild vessel Shimasix had agreed to acquire. The transaction was consummated in January 2024 upon delivery of the vessel to Shimasix. Under the agreement, the vessel was sold and leased back on a bareboat charter basis for a period of 10 years, with a purchase obligation at the end of the 10th year. Furthermore, Shimasix holds an option to purchase back the vessel after the three years of the bareboat charter, at predetermined purchase prices. In view of the obligation of Shimasix to purchase the vessel at the end of the bareboat charter, the Company has assessed that this transaction be recorded as a financing transaction.

Our financing facilities bear interest at the USD Secured Overnight Financing Rate (“SOFR”) plus a margin plus a credit adjustment spread where applicable, except for the Kyotofriendo One sale and leaseback transaction and a portion of the Maxtessera sale and leaseback transaction. The Kyotofriendo One financing facility and a portion of the Maxtessera financing facility are deemed to incur interest at a fixed rate calculated so that the initial facility amount be amortized to maturity down to the purchase option price of the vessels.

Our financing facilities are generally repayable by monthly or quarterly principal installments and a balloon payment due on maturity. The fair value of debt outstanding on December 31, 2025 amounted to $430,621 when valuing the Maxtessera and Kyotofriendo One loan facilities on the basis of the deemed equivalent fixed rate, as applicable on December 31, 2025, which are considered to be Level 2 items in accordance with the fair value hierarchy.

As of December 31, 2025, a total amount of $219,453 was available for drawdown under the reducing revolving credit facilities and reducing revolving credit facility tranches.

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
Certain of the financing agreements require the respective borrowers to maintain at all times a minimum balance in each vessel operating account, ranging from $200 to $500.
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
The Minimum Value Covenant, Consolidated Leverage Covenant, EBITDA Covenant, Net Worth Covenant and Control Covenant do not apply to the Pinewood, Shikokuepta, Agros, Kyotofriendo One, Yasudyo, Shimaeight and Shimasix financing agreements. The Minimum Value Covenant does not apply to the Maxtessera financing agreement. The EBITDA Covenant does not apply to the Monagrouli, Shimafive and Shimaseven loan facilities.
As of December 31, 2025, the Company was in compliance with all debt covenants in effect, with respect to its financing facilities.

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

As of December 31, 2025, the outstanding balance of the Bond amounted to $117,394. The fair value of the Bond determined through Level 1 of the fair value hierarchy as at December 31, 2025, amounted to €98,917 or $116,122.

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
As of December 31, 2025, the Company was in compliance with all covenants in effect, with respect to the Bond.
The estimated minimum annual principal payments required to be made after December 31, 2025, based on the above credit facilities, sale and leaseback financings and the Bond are as follows:

To December 31,
2026	$44,849
2027	186,662
2028	84,783
2029	34,995
2030	72,259
2031 and thereafter	125,037
Total	$548,585
Total interest incurred on long-term debt for the years ended December 31, 2023, December 31, 2024 and December 31, 2025 amounted to $27,285, $33,011 and $31,068, respectively, which includes interest capitalized of $2,578, $1,636 and $725 for the years ended December 31, 2023, December 31, 2024 and December 31, 2025, respectively. The average interest rate (including the margin in the case of credit facilities and sale and leaseback financings and the coupon of the Bond) for all long-term debt during the years December 31, 2023, December 31, 2024 and December 31, 2025 was 6.034% p.a., 6.358% p.a. and 5.615% p.a., respectively.

7.    Share Capital

As of December 31, 2024 and December 31, 2025, the Company had 200,000,000 shares of authorized common stock of $0.001 par value, of which 105,288,996 and 102,259,402 were issued and outstanding respectively.

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

As of December 31, 2024 and December 31, 2025, the Company had 20,000,000 shares of authorized preferred stock of $0.01 par value, of which 804,950 and 804,950 Series C Cumulative Redeemable Perpetual Preferred Shares (the “Series C Preferred Shares”), respectively, and 3,195,050 and 3,195,050 Series D Cumulative Redeemable Perpetual Preferred Shares (the “Series D Preferred Shares” and, together with the Series C Preferred Shares, the “Preferred Shares”), respectively, were issued and outstanding, respectively. In addition, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a shareholder rights plan.

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

In February 2025, the Company authorized a program for the repurchase of up to 3,000,000 shares of common stock. The program was completed in March 2025, and an amount of 3,000,000 shares of common stock was repurchased and canceled pursuant to it.

In December 2025, the Company authorized a program for the repurchase of up to 10,000,000 shares of common stock. As of December 31, 2025, 68,993 shares of common stock had been repurchased and canceled pursuant to this program.

Purchases under all previously announced repurchase programs were made in the open market and in compliance with applicable laws and regulations.

Pursuant to arrangements approved by the Company’s shareholders and the nominating and compensation committee, effective July 1, 2008, in respect of the audit committee chairman and effective January 1, 2010, in respect of the other independent directors of the Company, every quarter the audit committee chairman receives the equivalent of $15.0 and the other independent directors each receive the equivalent of $7.50, all payable in arrears in the form of newly issued Company common stock as part compensation for services rendered as audit committee chairman and independent directors, respectively. The number of shares to be issued is determined based on the closing price of the Company’s common stock on the last trading day prior to the end of each quarter in which services were provided and the shares are issued as soon as practicable following the end of the quarter. During the years ended December 31, 2023, December 31, 2024 and December 31, 2025, 18,487 shares, 12,325 shares and 15,759 shares, respectively, were issued to the audit committee chairman and 23,497 shares, 18,486 shares and 23,640 shares, respectively, were issued in aggregate to the other independent directors of the Company.

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

In March 2022, the Company issued a notice of redemption of 1,492,554 of the outstanding Series C Preferred Shares. The redemption was completed on April 29, 2022, at a redemption price of $25.00 per Series C Preferred Share in the amount of $37,314 plus all accumulated and unpaid dividends to, but excluding, the redemption date, of $738. Following the redemption, there were 804,950 Series C Preferred Shares outstanding, as of December 31, 2025.

The payment due upon liquidation to holders of any series of the Company’s preferred shares is fixed at the redemption preference of $25.00 per share plus accumulated and unpaid dividends to the date of liquidation. The liquidation price of the Series C Preferred Shares and Series D Preferred Shares as of December 31, 2025 was $20,405 and $80,995, respectively.

8.    Commitments and Contingencies

(a) Capital expenditure commitments relating to our vessels under construction are as follows:

Year Ended December 31,	Due to Shipyards/Sellers	Due to Manager	Total
2026	$110,064	$3,817	$113,881
2027	51,098	1,400	52,498
Total	$161,162	$5,217	$166,379

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

9.    Revenues

Revenues are comprised of the following:

	Year Ended December 31
	2023	2024	2025
Time charter revenue	$290,440	$316,553	$284,375
Other income	4,953	4,126	3,756
Total	$295,393	$320,679	$288,131

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

During the years ended December 31, 2023, 2024 and 2025, the Company generated revenue from its time charters of $290,440, $316,553 and $284,375, respectively. Scrubber-fitted vessels are able to earn a premium attributable to the use of the scrubbers installed on board the vessels, to reduce the sulfur content of fuels in compliance to legislation effective January 1, 2020. This premium may be fixed as part of the daily charter rate or may vary based on actual consumption. Such variable consideration consists of the premium of scrubber-fitted vessels and the gain on fuel price differential, amounted to $34,623, $21,538 and $18,297 and is included in time charter revenue for the years ended December 31, 2023, 2024 and 2025, respectively.

As of December 31, 2025, the time charters under which the Company vessels were employed had remaining term ranging from less than one month to twelve months based on the minimum duration of the contracts, excluding four vessels, one of which was employed under time charter for an original duration of three years, two of which were employed under a time charter for an original duration of four years and one vessel which was on long term time charter for a period of twenty years, with a remaining tenor ranging between one to six years.

During the years ended December 31, 2023, December 31, 2024 and December 31, 2025 no vessel was employed under a voyage charter.

10.    Vessel Operating Expenses

Vessel operating expenses are comprised of the following:

	Year Ended December 31,
	2023	2024	2025
Crew wages and related costs	$39,473	$40,937	$42,702
Insurance	5,263	5,668	5,430
Repairs, maintenance and drydocking costs	16,354	16,223	16,921
Spares, stores and provisions	18,738	20,668	23,096
Lubricants	5,479	5,161	5,179
Taxes	606	575	702
Miscellaneous	3,288	3,369	3,317
Total	$89,201	$92,601	$97,347

11.    Fair Value of Financial Instruments and Derivatives Instruments

Cash and cash equivalents and restricted cash and interest rate, foreign exchange forward contracts, bunker price and freight derivatives are recorded at fair value. The carrying values of the current financial assets and current financial liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair values of the variable interest long-term debt approximate the recorded values, due to their variable interest rates. The fair value of the fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Company believes the terms of its loans are similar to those that could be procured as of December 31, 2025. The fair value of the long-term debt is disclosed in Note 6.

Derivative instruments

Interest rate swaps

The Company from time to time enters into interest rate derivative contracts to manage interest costs and risk associated with changing interest rates with respect to its variable interest loans and credit facilities. No interest rate derivative contracts were entered into during the year ended December 31, 2024.

Details of interest rate swap transactions entered into as of December 31, 2025 are presented in the table below:

				Notional Amount
Company (1)	Inception	Expiry	Fixed Rate	December 31, 2024	December 31, 2025
Safe Bulkers	April 8, 2025	April 8, 2030	3.345%	$—	$30,000
Safe Bulkers	April 8, 2025	April 8, 2030	3.356%	—	20,000
Total				$—	$50,000
1.    Under all above swap transactions, the respective bank effects quarterly floating-rate payments to the Company for the relevant amount based on the three-month SOFR, and the Company effects quarterly payments to the bank on the relevant amount at the respective fixed rates.

Foreign Exchange Forward Contracts

The Company from time to time may enter into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to capital expenditure obligations, the redemption of the Bond or for trading purposes. Foreign exchange forward contracts are agreements entered into with a bank to exchange, at a specified future date, currencies of different countries at a specific rate. As of December 31, 2024, the Company had seven outstanding derivative instruments relating to currency exchange contracts for an aggregate amount of €60,000 or $65,343, with maturity in November 2026. As of December 31, 2025, the Company had twelve outstanding derivative instruments relating to currency exchange contracts for an aggregate amount of €55,000 or $58,946, with maturity in November 2026.

Bunker Fuel Contracts

The Company from time to time may enter into bunker fuel contracts to buy or sell the spread differential between the price per ton of the 0.5% and 3.5% sulfur content fuel with the objective of reducing the risk arising from lower spread differential, which affects the additional revenue from the operation of Scrubbers in scrubber-fitted vessels. During the years ended December 31, 2024 and December 31, 2025, the Company did not enter into any such contracts.

Forward Freight Agreements (“FFA”)

The Company from time to time may enter into FFA on the Panamax or Capesize indices with the objective of reducing the risk arising from the volatility in the vessel charter rates. During the year ended December 31, 2024, the Company entered into a certain number of FFA on the Capesize index, all matured in 2024. During the year ended December 31, 2025, the Company did not enter into any such contracts.

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

Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains/losses in the consolidated statements of income are shown below:

Derivatives not designated as hedging instruments

		Asset Derivatives Fair Values		Liability Derivatives Fair Values
Type of Contract	Balance sheet location	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025
Foreign Exchange Forward Contracts	Derivative assets / Current assets	$—	$6,485	$—	$—
Foreign Exchange Forward Contracts	Derivative assets / Non-current assets	672	—	—	—
Foreign Exchange Forward Contracts	Derivative liabilities / Current liabilities	—	—	—	208
Interest rate swaps	Derivative liabilities / Non-current liabilities	—	—	—	27
Foreign Exchange Forward Contracts	Derivative liabilities / Non-current liabilities	—	—	1,419	—
Total Derivatives		$672	$6,485	$1,419	$235

	Amount of Gain/(loss) Recognized on Derivatives Year ended December 31,
	2023	2024	2025
Interest rate swaps	$338	$—	$301
Foreign Exchange Forward Contracts	1,819	(3,380)	7,024
Forward Freight Agreements	(1,681)	$(485)	$—
Bunker Fuel Contracts	47	195	—
Net Gain/(loss) Recognized	$523	$(3,670)	$7,325

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

The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2024 and December 31, 2025.

	Significant Other Observable Inputs (Level 2)
	December 31, 2024	December 31, 2025
Derivative instruments – asset position	$672	$6,485
Derivative instruments – liability position	1,419	235

12.    Accrued Liabilities

Accrued liabilities are comprised of the following:

	December 31,
	2024	2025
Interest on long-term debt	$8,254	$2,610
Vessels’ operating and voyage expenses	2,610	4,480
Commissions	644	378
Interest on derivatives and other finance expenses	104	161
General and administrative expenses	195	229
Total	$11,807	$7,858

13.    Future Minimum Time Charter Revenue

The future minimum time charter revenue, net of commissions, based on existing vessels committed to spot and period non-cancellable time charter contracts (including fixture recaps) which includes contracted revenue linked to the BPI and BCI index calculated as of December 31, 2025, is as follows:

December 31,
2026	$95,119
2027	30,670
2028	15,378
2029	9,227
2030	9,227
Thereafter	4,550
Total	$164,171

Revenues from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance. In arriving at the minimum future charter revenues, an estimated off-hire time has been deducted, although such estimate may not be reflective of the actual off-hire in the future.

14.    General and Administrative Expenses

General and administrative expenses include management fees payable to our Managers and costs in relation to the administration of our Company. General and administrative expenses for the years ended December 31, 2023, December 31, 2024 and December 31, 2025 were as follows:

	December 31,
	2023	2024	2025
Management fees – related parties	$19,199	$21,357	$24,051
Professional fees (legal and accounting)	1,070	966	1,241
Directors fees and expenses	781	741	632
Listing fees and expenses	128	100	94
Environmental, Social and Governance expenses	216	1,427	831
Information Technology expenses	272	627	655
Miscellaneous	2,097	1,817	2,349
Total	$23,763	$27,035	$29,853

15.    Unearned Revenue/Accrued Revenue

Unearned Revenue represents cash received in advance of it being earned, whereas Accrued Revenue represents revenue earned prior to cash being received. Revenue is recognized as earned on a straight-line basis at their average rates when charter agreements provide for varying annual charter rates over their term. Total Unearned Revenue/Accrued Revenue during the periods presented is as follows:

	December 31,
	2024	2025
Unearned Revenue
Cash received in advance of service provided – Current liability	$3,898	$3,777
Deferred revenue resulting from varying charter rates – Current liability	2,640	1,447
Deferred revenue resulting from varying charter rates – Non-Current liability	2,624	2,313
Total Unearned Revenue	$9,162	$7,537
Accrued Revenue
Resulting from varying charter rates – Current asset	$903	$615
Total Accrued Revenue	$903	$615

16.    Gain on Sale of Assets

Gain on Sale of Assets represents net gains from the sale of three vessels concluded during the year ended December 31, 2023, four vessels concluded during the year ended December 31, 2024 and two vessels concluded during the year ended December 31, 2025. Summary of the transactions is presented in the table below:

	Years Ended December 31,
	2023	2024	2025
Gain on sale of assets	$10,375	$16,555	$4,596

Vessel name	Type	Built	Gross sale price	Gain	Delivery to new owners
Pedhoulas Trader	Kamsarmax	2006	15,900	4,637	January 2023
Efrossini	Panamax	2012	22,500	3,316	July 2023
Katerina	Panamax	2004	10,200	2,422	December 2023
Total gain in 2023				$10,375

Vessel name	Type	Built	Gross sale price	Gain	Delivery to new owners
Pedhoulas Cherry	Kamsarmax	2015	26,625	2,265	February 2024
Panayiota K	Post-Panamax	2010	20,450	2,292	April 2024
Maritsa	Panamax	2005	12,200	4,324	May 2024
Paraskevi 2	Panamax	2011	20,300	7,674	July 2024
Total gain in 2024				$16,555

Vessel name	Type	Built	Gross sale price	Gain	Delivery to new owners
Pedhoulas Leader	Kamsarmax	2007	12,500	1,793	September 2025
Pedhoulas Merchant	Kamsarmax	2006	11,500	2,803	September 2025
Total gain in 2025				$4,596

17.    Dividends

During 2023, the Company declared and paid four quarterly consecutive dividends of $0.05 per common share totaling $22,678. During 2024, the Company declared and paid four quarterly consecutive dividends of $0.05 per common share totaling $21,502. During 2025, the Company declared and paid four quarterly consecutive dividends of $0.05 per common share totaling $20,610.

During 2023, the Company declared and paid four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $1,610, and four quarterly consecutive dividends of $0.50 per share of Series D Preferred Shares, totaling $6,390. During 2024, the Company declared and paid four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $1,610, and four quarterly consecutive dividends of $0.50 per share of Series D Preferred Shares, totaling $6,390. During 2025, the Company declared and paid four quarterly consecutive dividends of $0.50 per share of Series C Preferred Shares, totaling $1,610, and four quarterly consecutive dividends of $0.50 per share of Series D Preferred Shares, totaling $6,390.

18.    Earnings Per Share

Diluted earnings per share are the same as basic earnings per share. There are no potentially dilutive shares. The computation of basic earnings per share is presented as follows:

	December 31,
	2023	2024	2025
Net income	$77,351	$97,376	$38,563
Less preferred dividend attributable to preferred shareholders	8,000	8,000	8,000
Net income available to common shareholders	$69,351	$89,376	$30,563
Weighted average number of shares, basic and diluted	113,619,092	107,576,009	103,038,189
Earnings per share in U.S. Dollars, basic and diluted	$0.61	$0.83	$0.30

19.    Subsequent Events

(a) Dividend declaration - preferred stock Series C and Series D: In January 2026, the board of directors declared a dividend of $0.50 per share of all classes of preferred shares, totaling $2,000, payable to all shareholders of record as of January 16, 2026, which was paid on January 30, 2026.

(b) Acquisition of newbuild vessels: In January 2026, the Company entered into an agreement for the acquisition of two newbuild, 82,500 dwt, dry-bulk, Kamsarmax class vessels, with scheduled delivery dates in the third quarter of 2028 and the first quarter of 2029.

(c) Dividend declaration - common stock: In February 2026, the board of directors declared a dividend of $0.05 per share of common stock, totaling $5,113 payable to all shareholders of record of the Company's common stock at the closing of trading on March 2, 2026, which will be paid on March 18, 2026.

(d) Sale of vessel: In February, 2026, the Company entered into an agreement for the sale of the MV Michalis H, a Chinese-built, 180,400 dwt, dry-bulk, Capesize class vessel, at a gross sale price of $35.2 million and with scheduled delivery dates in the first quarter of 2026.